Form 20-F
period 2010-12-31
TELECOM ITALIA S P A
filed 2011-04-11
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

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

Ordinary Shares 13,245,746,691

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

**	This requirement does not apply to the registrant until its fiscal year ended December 31, 2011.

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

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2010 of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

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

The forward-looking statements in this Annual Report include, but are not limited to, the discussion of the changing dynamics of the telecommunications marketplace, including the continuing developments in competition in all aspects of our businesses from new competitors and from new and enhanced technologies, our outlook for growth in the telecommunications industry both within and outside of Italy, including our outlook regarding developments in the telecommunications industry, and certain trends we have identified in our core markets, including regulatory developments.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2011-2013 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

Introduction

•	the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning a proprietary TLC network infrastructure);

•	the continuing impact and recovery from the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

IFRS

means International Financial Reporting Standards issued by the IASB. IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the IFRS Interpretations Committee (formerly called the International Financial Reporting Interpretations Committee—IFRIC), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

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

means Telecom Italia S.p.A.

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

In addition, due to the changing nature of our business, we now use the measure “Accesses” when considering certain statistical and other data for our domestic Italian business. “Access” refers to a connection to any of the

Key Definitions

telecommunications services offered by the Group in Italy. We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services. Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting the number of our customers. For example, a customer that has fixed line telephony service and BroadBand service represents two accesses rather than a single customer. In addition, we fully count the accesses attributable to all companies over which we exercise control. The following are the main categories of accesses:

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

Our Brazil and Argentina business areas compile their statistical data differently. Brazil, which primarily offers mobile telephone services, counts “numbers of lines”. In Argentina, mobile statistical data is compiled on the basis of “customers”.

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

On February 25, 2011, we set out our strategic priorities for the 2011-2013 period. Our strategy confirms the strategic priorities that the Telecom Italia Group set in April 2010, and in particular that we will:

•	focus on core markets (Italy, Brazil and Argentina) to enhance free cash flow generation; and

•	continue capital discipline to generate sustainable dividend growth and to complete the ongoing deleveraging of the Group’s balance sheet through the further reduction of outstanding debt.

Our ability to implement and achieve these strategic objectives may be influenced by certain factors, including factors outside of our control, such as:

•	increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning a proprietary TLC network infrastructure);

•	regulatory decisions and change in the regulatory environment in Italy and other countries in which we operate;

•	increasing numbers of competitors in the Italian telecommunications market which could cause us to lose further market share;

•	increasing and stronger market competition in our principal markets with a consequent decline in the prices of services;

•	our ability to strengthen our competitive position in Italy through our focus on related markets and in international markets, particularly in Brazil and Argentina for mobile telecommunications;

•

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	the success of “disruptive” new technologies which could cause significant reductions in revenues from fixed and mobile telephony;

•	our ability to manage costs;

•	the continuing effects of the global credit crisis and weak economic conditions in the major markets in which we operate;

•	our ability to refinance existing indebtedness when due under the uncertain conditions in the capital and bank markets;

•	our ability to attract and retain highly qualified employees; and

•	the effect of exchange rate fluctuations on our operating revenues, margins and financial management.

As a result of these uncertainties there can be no assurance that the objectives identified by management can effectively be attained in the manner and within the time-frames described. Furthermore, if we are unable to attain our strategic priorities, our goodwill may be impaired which could result in significant write-offs.

Item 3. Key Information	Risk Factors

The global economic crisis adversely affected our business in 2009 and 2010 and continuing global economic weakness could further adversely affect our businesses and therefore have a negative impact on our operating results and financial condition.

The continuing effects of the global economic crisis which began in late 2008 continued during 2010. Although the global economy began to recover during 2010, such recovery varied between geographic areas and European economies, including Italy, were affected by the sovereign debt crisis and continuing concerns about the strength of certain economies, in particular Ireland, Greece, Portugal and Spain. The continuing economic weakness was reflected in the general contraction in consumer spending, with the impact on consumer spending varying between geographic areas and different markets. Economic weakness, particularly in our domestic market, is expected to continue for at least the whole of 2011.

In Italy, the recession has had the greatest impact on the demand for investments and on the purchase of consumer durable goods and items of mass-consumption, with Gross Domestic Product (“GDP”) declining in 2009. In 2010, GDP improved slightly compared to 2009. In 2010, in both Brazil and Argentina there was a recovery in GDP growth, which is expected to continue in 2011.

However, in Brazil, the contribution of raw materials to export growth increased in 2010; a fall in the price of raw materials may have a material adverse effect on Brazil’s economic growth. In Argentina, as has been the case in the last few years, the level of inflation has been high, and the expected growth of the economy may generate further inflation in the medium term. Such inflation may negatively affect the Argentina Business Unit’s margins.

Although telecommunications has proven to be one of the industrial segments least affected by pro-cyclical trends since our society has an increasing need to communicate, recessionary conditions have weighed, and may continue to weigh, heavily on the development prospects of our domestic market, particularly with regard to the penetration of the next phase of value-added services and the volume of business, key elements of the Group’s strategic plan. This applies particularly to the business clientele segment (professionals and small and medium-size businesses), where it is more likely that continuing weak economic conditions could have a negative effect on revenues. Declines in the growth in the economies of Brazil and Argentina could also reduce the demand for our products and services in those markets.

The continuing weakness in the global economy, and in particular the expected slow growth in GDP in our domestic market, creates significant uncertainty and may adversely impact consumer spending, including on telecommunication services. If we fail to successfully implement our plans to improve efficiency and optimize expenditures, our results of operations and financial condition could be adversely affected.

Our leverage is such that deterioration in cash flow can change the expectations of the Group’s ability to repay its debt and the inability to reduce our debt could have a material adverse effect on our business. Continuing volatility in the international credit markets may limit our ability to refinance our financial debt.

Our gross financial debt was 41,230 million euros at December 31, 2010 compared with 44,397 million euros at December 31, 2009 and our net financial debt was 32,087 million euros at December 31, 2010 compared with 34,747 million euros as of December 31, 2009.

Due to the competitive environment and the current economic conditions, there could be deterioration in our income statement and statement of financial position measures used by investors and rating agencies in determining our credit quality. Ratios derived from these same separate income statement and statement of financial position measures are used by the rating agencies, such as Moody’s and Standard & Poor’s, which base their ratings on our ability to repay our debt.

Although rating downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate ratings in order to determine interest expense, or on its relative cost to us, downgrades could lead to a greater risk with respect to refinancing existing debt or higher refinancing costs.

Factors which are beyond our control such as deterioration in performance by the telecommunications sector, unfavorable fluctuations in interest rates and/or exchange rates, further disruptions in the capital markets, particularly debt capital markets, and, in a broader sense, deterioration in general economic conditions also as a

Item 3. Key Information	Risk Factors

result of the continuing effects of the economic and financial crisis, could have a significant effect on our ability to reduce our debt, or the ability of the Telecom Italia Group to refinance existing debt through further access to the financial markets. As a result of the reduction of debt being a key element of the Group’s strategy, the failure to reduce debt could be viewed negatively and adversely affect our credit ratings.

The management and further development of our business will require us to make further capital and other investments. We may therefore incur additional debt in order to finance such investment. Our future results of operations may be influenced by our ability to enter into such transactions, which in turn will be determined by market conditions and factors that are outside our control. In addition, if such transactions increase our leverage it could adversely affect our credit ratings.

We are continuously involved in disputes and litigation with regulators, competition authorities, competitors and other parties and are the subject of a number of investigations by judicial authorities. The ultimate outcome of such proceedings is generally uncertain. When finally concluded, they may have a material adverse effect on our results of operations and financial condition.

We are subject to numerous risks relating to legal, competition and regulatory proceedings in which we are currently a party or which could develop in the future. We are also the subject of a number of investigations by judicial authorities. Such proceedings and investigations are inherently unpredictable. Legal, competition and regulatory proceedings and investigations in which we are, or may become, involved (or settlements thereof) may have a material adverse effect on our results of operations and/or financial condition. Furthermore, our involvement in such proceedings and investigations may adversely affect our reputation. For information concerning the most significant legal, competition and regulatory proceedings and investigations in which we are involved, see “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The Italian Collective Action for Damages for the Protection of Consumers Law (the “Collective Action Law”) was passed in December 2007 and, after undergoing substantial modifications by the Italian Parliament, entered into force on January 1, 2010. The law allows collective action lawsuits and is similar in many respects to common law class actions. Contracts between public utilities and consumers and the business practices of companies that provide public services (such as Telecom Italia) are covered by the Collective Action Law. Therefore there is a risk of claims against Telecom Italia by consumers’ associations on behalf of broad classes of consumers, although no such actions have yet been brought against Telecom Italia.

Operational risks could adversely affect our reputation and our profitability.

We face numerous operational risks inherent in our business, including those resulting from inadequate internal and external processes, fraud, employee errors or misconduct, failure to comply with applicable laws, failure to document transactions properly or systems failures. These events can result in direct or indirect losses and adverse legal and regulatory proceedings, and harm our reputation and our operational effectiveness. In recent years the Company has been the subject of a number of frauds, including matters relating to its Telecom Italia Sparkle subsidiary, which resulted in the restatement of our financial statements in connection with the 2009 financial year.

We have risk management practices designed to detect, manage and monitor at top level the evolution of these operational risks, and for this purpose we have recently established a group risk management committee.

However, there is no guarantee that these measures will be successful in effectively controlling the operational risks that we face and such failures could have a material adverse effect on our results of operations and could harm our reputation.

Risks associated with Telecom Italia’s ownership chain.

Telco S.p.A. (“Telco”)—a company in which interests are held by the Generali group (30.58%), Intesa Sanpaolo S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), and Telefónica S.A. (“Telefónica”) (46.18%)—is Telecom Italia’s largest shareholder, holding an interest of approximately 22.40% of the voting rights.

The shareholders in Telco are parties to an amended shareholders agreement dated April 28, 2010 (as amended and supplemented from time to time the “Shareholders Agreement”) which is effective through April 27, 2013.

Item 3. Key Information	Risk Factors

The Shareholders’ Agreement defines, inter alia, the criteria for drawing up the slate of candidates for the appointment of the Board of Directors of Telecom Italia:

•	Telefónica, insofar as it holds at least 30% of Telco’s share capital, will be entitled to designate two candidates;

•

the other shareholders of Telco, as they hold the absolute majority of its share capital, have the right to designate the other members on the slate, of whom three candidates unanimously and the others on a proportional basis.

The Shareholders’ Agreement provides that the Telecom Italia Group and the Telefónica Group are managed autonomously and independently.

Although Telco does not own a controlling interest in Telecom Italia’s voting shares, Telco may exert a significant influence on all matters to be decided by a vote of shareholders, including appointment of directors (in the Shareholders’ Meeting on April 14, 2008 12 out of 15 Board members were elected, as a result of the proposal by Telco, which has deposited its slate for the appointment of the new Board, to be resolved upon by the Shareholders’ Meeting to be held on April 12, 2011; other lists were proposed by Findim S.A., which is the second largest shareholder, with a stake of approximately 4.9% of the Company’s ordinary share capital, and a group of asset management companies, with an overall stake of little more than 1%). It is expected that Telco nominated directors will make up a similar number of directors as those that are represented on the current Board of Directors. In principle, the interests of Telco in deciding shareholder matters could be different from the interests of our other Ordinary Shareholders, and it is possible that certain decisions could be taken that may be influenced by the needs of Telco.

In addition, Telefónica is the largest shareholder of Telco. Presently Telefónica and Telecom Italia are direct competitors in certain countries outside of their respective domestic markets; nevertheless, the agreement among the above mentioned parties provides that the Telecom Italia and Telefónica groups will be managed autonomously and independently. Such agreements provide—among other things—that the directors designated by Telefónica in Telco and Telecom Italia shall be directed by Telefónica to neither participate nor vote at board of directors meetings which discuss matters relating to members of the Group in countries where Telefónica and Telecom Italia compete. Specific additional matters have been agreed with respect to Telecom Italia’s operations in Brazil and Argentina. The presence of Telefónica in Telco could, however, result in legal or regulatory proceedings or affect regulatory decisions in countries where we may wish to operate if Telefónica is also an operator/competitor in such jurisdictions. For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 Shareholders’ Agreements” and “Item 10. Additional Information—10.1 Corporate Governance”. See also “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein.

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

On March 26, 2009, the European Court of Justice declared that Italy, through the special powers, failed to comply with its obligations under the EC Treaty. According to the Court’s ruling, the alleged infringement of the EC Treaty arose due to the applicable Italian legal provisions not making sufficiently clear the conditions for the exercise of the Treasury’s special powers, so that investors would not be in a position to know in what situations

Item 3. Key Information	Risk Factors

the powers will be used. Through a decree passed on May 20, 2010, the Italian Government amended the criteria under which it may exercise such special powers. In any event, the ruling by the European Court of Justice does not have any immediate or direct impact on Telecom Italia’s bylaws.

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

Many of these tasks are not entirely under our control and may be affected by applicable regulation. If we fail to execute them successfully, our services and products may be less attractive to new customers and we may lose existing customers to our competitors, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO THE TELECOMMUNICATIONS INDUSTRY AND FINANCIAL MARKETS

The value of our operations and investments may be adversely affected by political and economic developments in Italy or other countries. Continuing global economic weakness could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Our business is dependent to a large degree on general economic conditions in Italy and our other principal markets, Brazil and Argentina, including levels of interest rates, inflation, taxes and general business conditions. A significant deterioration in economic conditions could adversely affect our business and results of operations. The continuing weak economic conditions in 2010 following on from 2009 had an adverse impact on our business, particularly in Italy. We may also be adversely affected by political developments in other countries where we have made significant investments. Certain of these countries have political and legal systems that are unpredictable. Political or economic upheaval or changes in laws or their application in these countries may harm the operations of the companies in which we have invested and impair the value of these investments.

Continuing uncertainty about current global economic conditions poses a significant risk as consumers and businesses postpone spending in response to tighter credit, negative financial news (including high levels of unemployment) or declines in income or asset values, which could have a material negative effect on the demand for our products and services. Although global economic conditions began to improve in 2010 such improvement varied in different parts of the world and recovery, particularly in Europe, remained weak. Economic difficulties in the credit markets and other economic conditions may reduce the demand for or the timing of purchases of our products and services. A loss of customers or a reduction in purchases by our current customers could have a

Item 3. Key Information	Risk Factors

material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets. Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.

Because we operate in a heavily regulated industry, regulatory decisions and changes in the regulatory environment could materially adversely affect our business.

Telecom Italia’s fixed and mobile telecommunications operations, as well as its broadband services and television broadcasting businesses, are subject to regulatory requirements in Italy and its international operations are subject to regulation in their host countries.

In Italy, Telecom Italia is also subject to universal service obligations, which require it to provide fixed line public voice telecommunications services in non-profitable areas. Telecom Italia is, to date, the only operator in Italy under this obligation.

As a member of the European Union (the “EU”), Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The review of the EU common regulatory framework was approved at the end of 2009 and is expected to be implemented in Italy by May 25, 2011.

Included within the regulatory framework is the obligation on the part of the Italian regulator responsible for the regulation of the telecommunications, radio and television broadcasting sector (“AGCom”) to identify operators with “significant market power” (“SMP”) based on market analyses in relevant separate retail and wholesale markets, identified in an EC Recommendation, in which it is considered necessary to intervene to protect free competition. The framework established criteria and procedures for identifying remedies applicable to operators with “significant market power” in various markets.

The second round of market analyses was concluded during 2010. To date, AGCom has focused on wholesale obligations while relaxing retail regulations.

In particular, Telecom Italia was confirmed as having SMP in both call origination and termination services provided at a fixed location while Other Licensed Operators (“OLOs”) were confirmed as having SMP in wholesale call termination services. Telecom Italia’s wholesale voice services are therefore set by AGCom according to a price control mechanism. For the years 2010 and 2011 prices have been set on the basis of Telecom Italia’s regulatory accounting costs and at an efficient level. For the following years prices will be set according to the outcome of a bottomup long-run incremental cost (“BU-LRIC”) model.

OLOs’ termination prices also are set by AGCom according to a price control mechanism. For the year 2010, AGCom set the main (“infrastructure-based”) OLOs’ termination price symmetric with Telecom Italia’s termination price for the SGT (transit exchange) level starting from July 1, 2010. Non infrastructure-based OLOs will be subject to price regulation from the year 2011. The European Commission criticised AGCom’s Decision, noting, among other things, that the price symmetry could possibly be achieved with Telecom Italia’s local level (SGU), by applying lower fixed termination rates (“FTR”) for OLOs. Due to the lack of FTR symmetry between Telecom Italia and OLOs at local level, Telecom Italia has filed an extraordinary appeal to the President of the Italian Republic that is expected to be heard before the end of Summer 2011. On March 4, 2011 AGCom notified the European Commission of its draft decision concerning the definition of fixed termination charges for Telecom Italia and OLOs in the year 2011. AGCom’s orientation is to set 2011 prices at the same level of 2010, therefore maintaining OLOs asymmetric prices equal to Telecom Italia’s termination charge for the SGT level. The final AGCom Decision will be published in April /May 2011 following EU comments.

Following certain AGCom decisions as well as criticisms from the European Commission, Telecom Italia continues to pay a rate to terminate traffic on OLOs’ network which is equal to almost twice the rate paid by OLOs for terminating their traffic on Telecom Italia’s network. The lack of fixed termination rates symmetry between Telecom Italia and OLOs at local level increased Telecom Italia’s 2010 costs by about 30 million euros and will entail a similar negative impact also in 2011 if AGCom’s draft decision is confirmed.

The regulatory approach to Next Generation Access Network (“NGAN”) is still under consideration. With Decision 1/11/CONS of January 11, 2011, AGCom launched a public consultation on the regulation of access to the next

Item 3. Key Information	Risk Factors

generation network. The proceeding is expected to conclude by the end of spring 2011 although implementing measures will not be published before the second half of 2011. As Next Generation Access will require significant investments, the regulatory uncertainty regarding the obligations which could be imposed on Telecom Italia could have an adverse effect on the Group’s cash flows and financial condition.

On January 19, 2011, with respect to the annual contribution to the AGCom, AGCom commenced an audit of the Company’s compliance with the requirements relating to the payments for 2006, 2007, 2008, 2009 and 2010. The AGCom audit on the annual contribution to the AGCom is part of a general audit of all companies in the Telecommunications (“TLC”) industry. AGCom released its findings on March 1, 2011, holding that Telecom Italia did not properly fulfil its obligation to pay the contribution in the 2006-2010 period. The estimated cost for the company is the payment of an estimated amount of more than 11 million euros.

In general, Telecom Italia is unable to clearly predict the impact of any proposed or potential changes in the regulatory environment in which it operates both in Italy and internationally. Regulations in the telecommunications industry are constantly changing to adapt to new competition and technology. Changes in laws, regulation or government policy could adversely affect its business and competitiveness. In particular, its ability to compete effectively in its existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which it is subject or extend them to new services and markets. Finally, decisions by regulators regarding the granting, amendment or renewal of authorisations, to Telecom Italia or to third parties, could adversely affect its future operations in Italy and in other countries where it operates.

There is also a general risk related to the possible imposition of fines by the competent authorities for violations of regulations to which Telecom Italia is subject.

For further information regarding the matters discussed above and other aspects of the regulatory environments in which Telecom Italia’s businesses operates, see “Item 4.3 Regulation”.

We operate under licenses, authorizations and concessions granted by government authorities.

Many of our activities require licenses, authorizations or concessions from governmental authorities. These licenses, authorizations and concessions specify the types of services permitted to be offered by the operating company holding such license, authorization or concession. The continued existence and terms of our licenses, authorizations and concessions are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms. Licenses, authorizations and concessions as well as their renewal terms and conditions, however, may be affected by political and regulatory factors. As licenses, authorizations and concessions approach the end of their terms, we intend to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, although we cannot guarantee that we will always complete this process successfully.

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

Strong competition in Italy may further reduce our core market share for telecommunication services and may cause further reductions in prices and margins thereby having a material adverse effect on our results of operations and financial condition.

Strong competition exists in all of the principal telecommunications business areas in Italy in which we operate, including, most significantly, the fixed-line and mobile voice telecommunications and BroadBand businesses. The use of the single European currency and the liberalization of the Italian telecommunication market (since January

Item 3. Key Information	Risk Factors

1998) have intensified competition by facilitating international operators’ entry into the Italian market and direct competition with Telecom Italia’s fixed-line and mobile telephony businesses, particularly in the local and long-distance markets, and for BroadBand services.

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

Moreover, convergence creates economic links among the TLC, Information Technology (“IT”), Media and Devices/Consumer Electronic (“Devices/CE”) markets, enabling lateral competition for different participants in these markets (from competition within the same technology to competition on the whole value chain). The ability to compete will determine value transfer among markets and market participants.

This competition may further increase due to the consolidation and globalization of the telecommunications industry in Europe, including Italy, and elsewhere. We face competition from international competitors who have entered local markets to compete with existing operators as well as local operators, each of which has increased the direct competition we face in our Italian domestic fixed-line and mobile telephony businesses, in the local and long-distance markets, and BroadBand.

Competition in our principal lines of business could lead to:

•	further price and margin erosion for our products and services;

•	a loss of market share in our core markets;

•	loss of existing or prospective customers and greater difficulty in retaining existing customers;

•	obsolescence of existing technologies and more rapid deployment of new technologies;

•	an increase in costs related to investments in new technologies that are necessary to retain customers and market share; and

•	difficulties in reducing debt and funding strategic and technological investments if we cannot generate sufficient profits and cash flow.

Although we have taken a number of steps to realize additional efficiencies and to rebalance revenue mix through the continuing introduction of innovative and value added services to enhance domestic growth, and although our plans take into account that we face significant competition from a number of operators in all the markets in which we operate, if any or all of the events described above should occur, the impact of such factors could have a material adverse effect on our results of operations and financial condition.

Our business may be adversely affected and our revenues may continue to decline if we are unable to continue the introduction of new services to stimulate increased usage of our fixed and wireless networks.

In order to sustain growth in revenues despite increased competition eroding our market shares and lower prices, particularly in our core Italian domestic market, our strategy has been to introduce new services in our fixed-line, wireless and BroadBand business and in new addressable closely related markets (IPTV, ICT, Online advertising, Digital Home and Service Exposure). In recent years our strategy to reverse the trend which has led to continuing revenue declines has been to focus on increasing the loyalty of our customer base, increasing penetration of the BroadBand retail market and IPTV and fostering the growth of mobile interactive services. These markets have been growing in recent years in line with increased use of the Internet and the enhanced services offered by mobile operators. However, if these markets do not continue to expand and our other strategies to slow or reverse declines in revenues from our traditional fixed line businesses are unsuccessful our revenues may continue to decrease.

In addition, our strategic priorities have required, and will continue to require, substantial expenditure. Although these initiatives are core to our strategy, we may be unable to introduce commercially these new products and services and, even if we introduce them, there can be no assurance they will be successful.

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

If the mobile telecommunications markets in which we operate do not continue to expand, or if we are unable to retain our existing customers or stimulate increases in customer usage, our financial condition and results of operations may be harmed.

We may be adversely affected if we fail to successfully implement our Internet and BroadBand strategy.

The continuing development of Internet and BroadBand services is an important part of our strategic objectives and means to increase the use of our networks in Italy and abroad. Our strategy is to replace the mature, traditional voice services with value added content and services to consumers and companies. Our ability to successfully implement this strategy may be affected if:

•	internet usage in Italy grows more slowly than anticipated, for reasons such as changes in Internet users’ preferences or lower than expected PC penetration rate growth;

•	BroadBand penetration does not grow as we expect;

•

competition increases, for reasons such as the entry of new competitors (telcos, OTT players or players from adjacent markets), consolidation in the industry or technological developments introducing new platforms for Internet access and/or Internet distribution or other operators can provide BroadBand connections superior to those that we can offer; and

•	we experience any network interruptions or related problems with network infrastructure.

Item 3. Key Information	Risk Factors

Any of the above factors may adversely affect the successful implementation of our strategy, our business and results of operations.

We may be adversely affected if we fail to successfully implement our Information and Communications Technology (ICT) strategy.

We intend to continue focusing on IT-TLC convergence by addressing the ICT market, in particular offering network and infrastructure management, as well as application management. We expect to experience increasing competition in this market as additional competitors (mainly Telco operators through acquisition and partnership with IT operators) also enter this market.

There is no assurance that the services offered will be successful; as a result our revenues generation could be negatively affected.

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

We generally hedge our foreign exchange exposure, but do not cover translation risk relating to our foreign subsidiaries. Movements in exchange rates of the Euro relative to other currencies (in particular the Brazilian Real and Argentine Peso) may adversely affect our consolidated results. A rise in the value of the Euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position.

In addition, we have raised, and may raise in an increasing proportion in the future, financing in currencies other than the Euro, principally the U.S. dollar and British pound. In accordance with our risk management policies, we generally hedge the foreign currency risk exposure related to non-Euro denominated liabilities, through cross-currency and interest rate swaps.

Furthermore, we enter into derivative transactions hedging our interest rate exposure to change interest rates in order to manage the volatility of our income statement, while remaining within predefined target levels. However, no assurance can be given that fluctuations in interest rates will not adversely affect our results of operations or cash flows.

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.3269, using the last noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2010.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2006 to 2010 and for the beginning of 2011 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2006	1.3327	1.1860	1.2563	1.3197
2007	1.4862	1.2904	1.3705	1.4603
2008	1.6010	1.2446	1.4725	1.3919
2009	1.5100	1.2547	1.3936	1.4332
2010	1.4536	1.1959	1.3262	1.3269
2011 (through April 1, 2011)	1.4215	1.2944	1.3707	1.4215

Monthly Rates	High	Low	Average(1)	At Period end
November 2010	1.4224	1.3036	1.3654	1.3036
December 2010	1.3395	1.3089	1.3221	1.3269
January 2011	1.3715	1.2944	1.3371	1.3715
February 2011	1.3794	1.3474	1.3648	1.3757
March 2011	1.4212	1.3813	1.4020	1.4183
April 2011 (through April 1, 2011)	1.4215	1.4215	1.4215	1.4215

(1)	Average of the rates for each month in the relevant period.

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

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data set forth below is consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006, which have been extracted or derived, with the exception of amounts presented in United States dollars, financial ratios and statistical data, from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS as issued by IASB and which have been audited by Reconta Ernst & Young with respect to 2007, 2008 and 2009. 2010 has been audited by the independent auditor PricewaterhouseCoopers S.p.A., which replaced Reconta Ernst & Young as part of the normal required rotation of auditors. Due to the restatement of prior year financial statements in 2009 (which affected 2008 and 2007) the information included under the year 2006 in the selected financial data below is unaudited.

In 2010, the Group applied the accounting policies on a basis consistent with the previous year and did not elect the early adoption of any IFRS.

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2010	2010		2009	2008	2007	2006 (unaudited)
	(millions of U.S. dollars, except percentages, ratios, employees and per share amounts)(2)	(millions of euros, except percentages, ratios, employees and per share amounts)
Consolidated Income Statement Data:
Revenues(1)	36,584	27,571		26,894	28,746	29,554	29,575

Operating profit	7,713	5,813		5,493	5,437	5,738	7,269

Profit before tax from continuing operations	5,476	4,127		3,339	2,894	4,120	5,366

Profit from continuing operations	4,749	3,579		2,218	2,217	2,459	2,855
Profit (loss) from Discontinued operations/Non-current assets held for sale	(9)	(7)		(622)	(39)	(99)	(159)

Profit for the year	4,740	3,572		1,596	2,178	2,360	2,696

• Profit attributable to owners of the Parent(3)	4,141	3,121		1,581	2,177	2,353	2,707

Capital expenditures	6,081	4,583		4,543	5,040	5,031	4,698

Financial Ratios:
• Operating profit/Revenues (ROS)(%)	21.1%	21.1%		20.4%	18.9%	19.4%	24.6%
• Ratio of earnings to fixed charges(4)	2.84	2.84		2.51	2.21	2.67	3.13

Employees, average number in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	70,150	70,150		69,964	73,508	75,735	77,374
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	—	—		2,168	3,277	3,893	2,898

Basic and Diluted earnings per Share (EPS)(5):
• Ordinary Share	0.21	0.16		0.08	0.11	0.12	0.14
• Savings Share	0.23	0.17		0.09	0.12	0.13	0.15
Of which:
— From continuing operations:
• Ordinary Share	0.21	0.16		0.11	0.11	0.12	0.15
• Savings Share	0.23	0.17		0.12	0.12	0.13	0.16
— From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	—	—		(0.03)	—	—	(0.01)
• Savings Share	—	—		(0.03)	—	—	(0.01)

Dividends:
• per Ordinary Share	0.077	0.058	(6)	0.0500	0.0500	0.0800	0.1400
• per Savings Share	0.092	0.069	(6)	0.0610	0.0610	0.0910	0.1510

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2010	2010	2009	2008	2007	2006 (unaudited)
	(millions of U.S. dollars, except employees)(2)	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	118,268	89,131	86,267	86,223	88,593	90,322

Equity:
• Equity attributable to owners of the Parent	38,240	28,819	25,952	25,598	25,431	25,622
• Non-controlling interests	5,030	3,791	1,168	730	1,063	1,080

Total Equity	43,270	32,610	27,120	26,328	26,494	26,702

Total liabilities	74,998	56,521	59,147	59,895	62,099	63,620

Total equity and liabilities	118,268	89,131	86,267	86,223	88,593	90,322

Share capital(7)	14,065	10,600	10,585	10,591	10,605	10,605

Net Financial Debt(8)	42,576	32,087	34,747	34,039	35,701	37,301

Employees, number in the Group at year-end, including personnel with temporary work contracts:
• Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	84,200	84,200	71,384	75,320	79,238	80,373
• Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)	—	—	2,205	2,505	4,191	2,836

	As of December 31,
	2010	2009	2008	2007	2006
Statistical Data:
Fixed-line network connections Business Unit Domestic at year-end (thousands)	17,609	18,525	20,031	22,124	23,698
Physical accesses (Consumer and Business) Business Unit Domestic at year-end (thousands)	15,351	16,097	17,352	19,221	20,540
Fixed-line network connections Business Unit Argentina at year-end (thousands)	4,107	4,060	4,010	3,918	3,821
Mobile lines Business Unit Domestic at year-end (thousands)	31,018	30,856	34,797	36,331	32,450
Mobile lines Business Unit Brazil at year-end (thousands)	51,015	41,102	36,402	31,254	25,410
Mobile customers Business Unit Argentina at year-end (thousands)(9)	18,211	16,281	14,390	12,292	9,589
BroadBand accesses Business Unit Domestic at year-end (thousands)	9,058	8,741	8,134	7,590	6,770
Of which retail BroadBand accesses (thousands)	7,175	7,000	6,754	6,427	5,600
BroadBand accesses Business Unit Argentina at year-end (thousands)	1,380	1,214	1,032	768	448

Item 3. Key Information	Selected Financial And Statistical Information

(1)

Starting from the year 2010, following a detailed review of the indirect taxes paid by the Group in the different fiscal jurisdictions, certain taxes paid in Brazil have been reclassified from “Other operating expenses” to “Revenues” and “Other income” as deductions. Specifically, these reclassifications, which also have been made in connection with the adoption of IFRS by the TIM Brasil group, bring the Telecom Italia Group’s accounting presentation in line with other major telecommunications operators. This will ensure greater comparability and a better understanding of the economic and financial information presented.

The	amounts which have been reclassified are the followings:

	Year ended December 31,
	2010	2009	2008	2007	2006
	(millions of euros)
Taxes on revenues and on other income of the companies in Brazil (PIS and COFINS)	(334)	(271)	(282)	(266)	(221)

(2)	For the convenience of the reader, Euro amounts for 2010 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2010, of €1.00 = U.S.$ 1.3269.

(3)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means Telecom Italia S.p.A.

(4)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

–	profit before tax from continuing operations;

–	“fixed charges” (as defined below);

–	amortization of capitalized interest and debt issue discounts or premiums;

–	dividends from associates and joint ventures accounted for using the equity method; and

–	share of losses of associates and joint ventures accounted for using the equity method and then subtracting:

–	capitalized interest for the applicable period; and

–	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

–	interest expenses (both expensed and capitalized);

–	issue costs and any original debt issue discounts or premiums; and

–	an estimate of the interest within rental expense for operating leases.

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

For the purpose of these calculations, the weighted average number of:

–

Ordinary Shares was 13,239,883,276 for the year ended December 31, 2010, 13,220,792,908 for the year ended December 31, 2009, 13,246,643,947 for the year ended December 31, 2008, 13,254,934,303 for the year ended December 31, 2007 and 13,254,860,233 for the year ended December 31, 2006;

–	Savings Shares was 6,026,120,661 for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

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

(6)	Telecom Italia’s dividend coupons for the year ended December 31, 2010, will be clipped on April 18, 2011, and will be payable from April 21, 2011.

(7)	Share capital represents share capital issued net of the par value of treasury shares.

(8)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2010—5.2.3 Non-GAAP Financial Measures”.

(9)	Includes 10,000, 12,000, 15,000 and 7,000 Internet customers provided with Wimax technology as of December 31, 2010, 2009, 2008, and 2007, respectively.

Item 3. Key Information	Dividends

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

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euros per Share	U.S. dollars per Share(1)	(millions of euros)	Euros per Share	U.S. dollars per Share(1)	(millions of euros)
2006	0.1400	0.1903	1,873.13	0.1510	0.2052	909.94
2007	0.0800	0.1253	1,070.36	0.0910	0.1426	548.38
2008	0.0500	0.0661	667.16	0.0610	0.0807	367.59
2009	0.0500	0.0634	667.16	0.0610	0.0774	367.59
2010(2)	0.0580	0.0824	775.48	0.0690	0.0981	415.80

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. As far as year ended December 31, 2010 is concerned, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on April 1, 2011.

(2)

Subject to approval at the Annual Shareholders’ Meeting to be held on April 12, 2011. Pursuant to Italian Stock Exchange rules, dividends on the Ordinary Shares and the Savings Shares are payable from the fourth trading day after the third Friday of each month, and in any case, at least four business days after the Shareholders’ Annual Meeting approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2010 will be clipped on April 18, 2011, and will be payable from April 21, 2011.

Payment of annual dividends is subject to approval by the holders of Ordinary Shares at the annual general shareholders’ meeting, which must be held within 180 days after the end of the financial year to which it relates (pursuant to article 18, second paragraph, of the Company’s Bylaws, as it will be amended by the shareholders’ meeting on April 12, 2011). In addition, Article 21 of the Company’s Bylaws gives the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, the distribution may be approved after the final approval of the preceding year’s financial statements, and the interim dividends may not exceed the lower of (i) the difference between profits from the preceding fiscal year and amounts required to be attributed to legal and statutory reserves and (ii) available reserves. Once paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends to the Company if the shareholders collected such dividends in good faith. Dividends not collected within five years from the date they become payable will be forfeited in favor of the Company. If profits are not fully distributed, additional reserves are created.

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

Item 3. Key Information	Dividends

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

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

4.1    BUSINESS

4.1.1    BACKGROUND

The legal and commercial name of the company is Telecom Italia S.p.A.. Telecom Italia is a joint-stock company established under Italian law on October 20, 1908, with registered offices in Milan at Piazza degli Affari 2. Telephone number is +39.02.85.95.1. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. number 1580695, R.A.E.E. number IT08020000000799.

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

On December 9, 2002, the Italian Ministry of the Treasury sold its remaining stake in Old Telecom Italia Ordinary and Savings share capital.

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

4.1.2    DEVELOPMENT

We updated our Strategic Plan for 2011-2013 in a presentation to the financial markets on February 25, 2011. The 2011-2013 Strategic Plan confirms our strategic priorities and objectives, which include:

•	reinforcement of free cash flow generation via:

•	focus on strategic markets—Italy, Brazil and Argentina—with the goal of stabilizing consolidated revenues with the contribution of Latin America;

•	constant and progressive reduction of the Group’s financial indebtedness.

Moreover, the Group will focus on a policy of an increasing dividend distribution.

For more details, please see “4.1.7 Updated Strategy”.

4.1.3    BUSINESS

The Group operates mainly in Europe, South America and the Mediterranean Basin.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.

The operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic—Italy, Brazil and Argentina).

On October 13, 2010, the Telecom Italia Group acquired control of Sofora Telecomunicaciones S.A. (“Sofora”)—the holding company which controls Telecom Argentina—from the Werthein group as fully described in “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2010—5.2.2. Reorganization of Business” and “Note 3—Business Combinations” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Following is a summary description of the Telecom Italia group’s principal geographical business areas.

Domestic Business Area

Telecom Italia is one of three mobile operators licensed to provide services using GSM 900 technology in Italy and one of three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

At December 31, 2010 the Telecom Italia Group had approximately 15.4 million physical accesses (consumer and business) in Italy, a decrease of 0.7 million compared to December 31, 2009. The Wholesale customer portfolio in Italy reached approximately 6.8 million accesses for telephone services at December 31, 2010, an increase of approximately 0.6 million compared to December 31, 2009.

The BroadBand portfolio in Italy reached 9.1 million accesses at December 31, 2010 (consisting of approximately 7.2 million retail accesses and 1.9 million wholesale accesses), an increase of 0.3 million accesses compared to December 31, 2009.

In addition, the Telecom Italia Group had approximately 31.0 million mobile telephone lines at December 31, 2010 in Italy, an increase of 162 thousand mobile telephone lines compared to December 31, 2009, after several years of decline.

Brazil Business Area

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM and TDMA technologies. Moreover, following the acquisition of Intelig Telecomunicações at the end of 2009, the Tim Brasil group is now able to offer fiber-optic data transmission services using full IP technology such as DWDM and MPLS.

Item 4. Information On The Telecom Italia Group	Business

At December 31, 2010, the Telecom Italia Group had 51.0 million mobile telephone lines in Brazil (41.1 million at December 31, 2009).

Argentina Business Area

The Telecom Italia Group operates in the fixed and mobile telecommunications sector in Argentina mainly through Telecom Argentina and Telecom Personal, respectively, as well as mobile telecommunications operations in Paraguay through Núcleo.

At December 31, 2010 the Telecom Italia Group had approximately 4.1 million fixed lines (in Argentina) and 18.2 million mobile customers (of which 16.3 million in Argentina and 1.9 million in Paraguay).

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2010

For a description of disposals and acquisitions of significant equity investments in 2010 please see “Note —Form, Content and Other General Information”, “Note—Business Combinations”, “Note—Other Non-Current Assets” and “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5    RECENT DEVELOPMENTS DURING 2011

Increased stake in Telecom Argentina

On October 13, 2010, the Telecom Italia Group acquired control of Sofora—the holding company which controls Telecom Argentina—from the Werthein group. See “—4.2.3 Argentina”, “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2010—5.2.2 Reorganization of Business” and “Note 3—Business Combinations” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report for a fuller description of this transaction.

On January 31, 2011 Telecom Italia International N.V. (a company of the Telecom Italia Group) finalized the purchase from Fintech Investment Ltd of 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares for U.S.$ 66 million. Nortel is the holding company controlling the Telecom Argentina Group, and is in turn controlled by Sofora. The ADSs purchased represent 117,587.6 Preferidas B shares, which correspond to 8% of the total Preferidas B shares (without voting rights); taking into account the investment held by Nortel in Telecom Argentina, the Telecom Italia Group’s economic interest in Telecom Argentina went from 16.2% to 18.3%.

On March 10, 2011, Telecom Italia announced that it had finalized the acquisition, through its subsidiary Telecom Italia International N.V., of a further 10% stake of Sofora Telecomunicaciones S.A.’s capital—the holding company which controls Telecom Argentina—from its Argentine partner the Werthein group for a consideration of U.S.$ 145 million.

As a result, Telecom Italia increased its stake in Sofora from 58% to 68% of the company’s capital, and the economic interest of Telecom Italia Group in Telecom Argentina increased from 18.3% to 21.1%. This transaction did not alter or modify (i) the governance rights of the Telecom Argentina Group set forth in the shareholders’ agreement between the Telecom Italia Group and the Werthein group, nor (ii) the commitments assumed by the Telecom Italia Group before the Argentine antitrust authorities.

Bond buyback

Between January 7, 2011 and March 24, 2011, Telecom Italia Finance repurchased a part of the bonds denominated “Telecom Italia Finance 7.5% April 2011” for 93 million euros and the bonds denominated “Telecom Italia Finance 7.25% April 2012” for 187 million euros. In 2009 and 2010, the “Telecom Italia Finance 7.5% April 2011” bonds were bought back for a total of 116 million euros.

For a description of other recent developments please see “Item 8. Financial Information—8.2 Legal Proceedings” and “Note—Events Subsequent to December 31, 2010” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 4. Information On The Telecom Italia Group	Business

4.1.6    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

Telecom Italia is the parent company of the Telecom Italia Group.

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2010:

(*)	Main subsidiaries: Telecom Italia S.p.A.; Matrix S.p.A.; Telenergia S.p.A.; Telecontact Center S.p.A., PAth.Net S.p.A., HR Services S.r.l. and Shared Service Center S.r.l.

Following the sale in February 2010 of HanseNet, formerly classified as Discontinued Operations, Telecom Italia exited the European broadband business. The other companies in the European Broadband Business Unit were included in Other Operations until their sale in October 2010.

Beginning January 1, 2010 the companies Shared Service Center and HR Services, previously included under Other Operations, were included in the Domestic Business Unit.

On October 13, 2010 we began to fully consolidate the Sofora group following the acquisition of a further 8% stake in Sofora Telecomunicaciones S.A., the Telecom Argentina controlling holding company. The economic interest in Telecom Argentina increased to 16.2% as of that date and at December 31, 2010 (increasing to 21.1% in March 2011). The Sofora Telecomunicaciones S.A. data represent the new Business Unit “Argentina” of the Telecom Italia Group.

For further details about companies which are a part of the various Business Units, please see Note “List of companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

For the revenues, operating profit (loss), capital expenditures and number of employees of the Telecom Italia Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.2 Results of operations for the three years ended December 31, 2010—5.2.5 Business unit financial data”.

Item 4. Information On The Telecom Italia Group	Business

4.1.7    UPDATED STRATEGY

Strategic Priorities and Objectives for the 2011-2013 Three-year Period (the “Plan”)

The updated 2011–2013 Plan was announced on February 25, 2011 and confirms the following strategic priorities and objectives for the Telecom Italia Group:

•	focus on core markets (Italy, Brazil and Argentina) to enhance free cash-flow generation;

•	continue capital discipline to generate sustainable dividend growth and to complete the ongoing deleveraging of the Group’s balance sheet through the further reduction of outstanding debt.

Domestic market

In the Domestic market, Telecom Italia’s strategic priorities and objectives are:

•	improve revenues trend:

–	defend traditional services: protect the value of voice services and market shares; increase “value for money” while avoiding aggressiveness on pricing; exploit our knowledge of the customer;

–

strengthen the Broadband experience: leverage on quality of service to sustain premium pricing; push on innovation; leverage the mobile internet and smartphones; promote ADSL as new applications enabler for new bundled product offers; and

–	develop innovative services: home gateway and content enrichment; over the top services; cloud computing; smart cities, health&digital bureaucracy;

•	continue to protect profitability and free cash flow generation:

–	operating expense efficiency: continue processes assessment to pursue further cost efficiency; control discretionary costs;

–

optimization of capital expenditures: focused commercial investments; selective deployment of NGAN; roll out of next generation wireless access; core network delayering; cloud and service-oriented IT architectures.

Brazil

Brazil remains an important market, Telecom Italia will continue to exploit the pure mobile infrastructure operator approach.

TIM Brasil’s business plan is based on the following strategic priorities and objectives:

•	increase size: consistent community expansion; grow customer base and increase market share; consolidate as the second mobile operator in the Brazilian market;

•	revenues growth: drive Fixed Mobile Substitution, increasing voice minutes of usage; further development of mobile internet to strongly increase VAS share of service revenues;

•	enhance value creation: strengthen the network infrastructure to support voice and data volumes growth and to extend coverage; efficiency in go-to-market; improve profitability and cash generation.

Argentina

Argentina is also expected to be an important market and represents a further growth opportunity, Telecom Argentina’s strategic priorities and objectives are:

•

increase size: on fixed business, consolidate market share on fixed access and take steps to achieve a strong increase in Broadband lines; on mobile business, steady churn reduction and sound acquisitions in postpaid customers and mobile Broadband services;

•

revenues growth: bundling offers to increase loyalty and ARPU; boost innovative services both on fixed and mobile business; strong growth on Interactive value added services through smartphone leadership;

•	enhance value creation: capex growth to support Broadband and Mobile development; strong focus on high margin services and products; solid FCF generation; capital structure optimization.

There can be no assurance that these objectives will actually be achieved.

Item 4. Information On The Telecom Italia Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the Telecom Italia Group as of April 1, 2011:

Item 4. Information On The Telecom Italia Group	Business Units

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

The Domestic Business Unit is organized as follows as of December 31, 2010:

(*)	Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., PAth.Net S.p.A., HR Service Center S.r.l. and Shared Service Center S.r.l.

Telecom Italia implemented its “customer centric” organization for its domestic market in 2009. It now presents its revenues by customer group although 2010 revenues continue to be reported by fixed and mobile technology.

The principal operating and financial data of the Domestic Business Unit are reported according to two Cash-generating units (“CGU”):

•

Core Domestic: Core Domestic includes all telecommunications activities within to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding infrasegment transactions. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

•

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for individuals and families in the fixed and mobile telecommunications markets, public telephony and web portal/services;

•

Business: Business comprises by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (small and medium enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets;

•

Top: Top comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for Top, Public Sector, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets;

•

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the domestic market;

•	Other (support structures): Other includes:

•

Technology & Operations: services related to the development, building and operation of network infrastructures, real estate—plant and information technology, in addition to delivery and assurance processes regarding client services;

Item 4. Information On The Telecom Italia Group	Business Units

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

•

International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

❖	MARKETING CHANNELS AND DISTRIBUTION

As a result of the customer centric approach, Telecom Italia revised its sales structure as follows for each of its customer segments:

Distribution

The sales structure is organized according to a vertical, multi-channel approach, in which different types of distribution channels are specialized in different customer segments of the market, based on clusters of customers and services. This approach enhances the focus and customization of our products.

•	Consumer

Consumer customers are now managed by several channels focused on volume and value acquisitions, including:

•	the “Telesales” channel: an “Outbound” network of approximately 14 partners with 2,500 operators supported by 65 employees;

•	the “Push” channel: a network of 40 partners with 650 sales agents assisted by 62 employees;

•

the “Pull” channel: consisting of the retail network of shops, dealers, and organized and specialized large-scale distribution, amounting to a total of approximately 5,900 retail points of sale (at December 2010). Points of sale are geographically widespread and of many different types: direct; franchisee; monobrand; multibrand; organized and specialized large-scale distribution.

In addition to these partners, distribution also is done through the “Public Telephone” channel, a network of approximately 16 partners focused on National and International prepaid card services and associated traffic packages.

•	Business

During 2010, our Business Market Department reinforced the structure of the commercial channels, by introducing a “Business Development channel” focused on innovative products and services.

The business distribution channels are made up of:

•	“SA—Senior Account” channel: a network organized geographically based on about 135 partners focused on the top level of high value customers;

•	“BP—Business Partner” channel: a network focused on high value customers with about 700 agents and on medium value customers with about 1,000 agents;

•	“VAR—Value Added Reseller” channel: a network organized geographically based on about 74 partners, focused on VAS development, on customized offering and on complex networks;

•	“Business Development” channel: focused on innovative products and services;

•	outbound call centre: 3 partners focused on specific canvass and loyalty activities;

•	community account: 60 agents focused on vertical segmentation (i.e. relations with professional associations with which we have agreements); and

•	shops: some specific shops (600 of 4,000 shops) offering business products and assistance.

Item 4. Information On The Telecom Italia Group	Business Units

•	TOP

During 2010 our Top Customers Department was revised by introducing two separate Units, one dedicated to Private Top Customers (Large Companies, Banks, Insurance, etc) and one to the Public Sector (Public Administration, Health, etc). Around 670 Sales personnel have a dedicated portfolio to supervise and develop, supported by structures focused on pre sales (e.g. offers design) and post sales processes (e.g. assistance). The main activities include:

•	offering the whole range of services (fixed, mobile, telephone, data, ICT services and products); and

•	supporting the customer and providing assistance, when required.

•	National Wholesale Services

The National Wholesale Services (“NWS”) division manages relationships with approximately 300 other TLC operators, which are both customers and competitors of Telecom Italia. These customers purchase Telecom Italia intermediate network services for resale to their customers.

To ensure complete management of the relationship with its customers the NWS Department is organized to cover all stages:

•	definition of commercial offers, developed by its marketing staff under the conditions set by AGCom;

•	marketing through its vendors;

•	providing delivery and assurance services through 5 customer care centers distributed in the country and supported by the functions of Technology; and

•	managing billing and administrative reports.

The NWS is set up as an independent department which allows Telecom Italia, along with other conditions (accounting separation, compliance with the resolutions of the Authorities) to manage transparency and fairness in its relationship with other operators as well as satisfying certain regulatory requirements.

Item 4. Information On The Telecom Italia Group	Business Units

❖	CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2010	2009	2008
DOMESTIC FIXED
Fixed-line network connections in Italy at year-end (thousands)	17,609	18,525	20,031
Physical accesses (Consumer + Business) at year-end (thousands)	15,351	16,097	17,352
Voice pricing plans (thousands)	5,734	5,417	5,834
BroadBand accesses in Italy at year-end (thousands)	9,058	8,741	8,134
Of which retail BroadBand accesses (thousands)	7,175	7,000	6,754
Virgilio average daily page views during the year (millions)	45.5	44.7	44.8
Virgilio average daily single visitors (millions)	3.7	3.2	2.5
Network infrastructure in Italy:
• access network in copper (millions of km—pair)	111.7	110.5	109.3
• access and carrier network in optical fiber (millions of km of fiber)	4.3	4.1	3.9
Network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000	55,000
• Mediterranean (km of submarine cable)	7,000	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on fixed-line network (billions):	121.5	134.4	144.3
• Domestic traffic	104.1	115.6	125.3
• International traffic	17.4	18.8	19.0

DOMESTIC MOBILE
Number of lines at year-end (thousands)	31,018	30,856	34,797
Of which Prepaid lines (thousands)(1)	24,090	24,398	28,660
Change in lines (%)	0.5	(11.3)	(4.2)
Churn rate (%)(2)	22.0	29.4	23.6
Total outgoing traffic per month (millions of minutes)	3,305	2,982	3,054
Total average outgoing and incoming traffic per month (millions of minutes)	4,597	4,260	4,316
Average monthly revenues per line(3) (euro)	19.7	20.0	20.0

(1)	Excludes “not-human” (machine to machine) Subscriber Identity Modules (SIM).

(2)

The data refers to total lines. The churn rate for the whole year represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Telecom Italia is one of three mobile operators licensed to provide services using GSM 900 technology in Italy and one of three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

In its domestic market it has approximately 15.4 million physical accesses (consumer and business) in Italy. The reduction in the number of fixed lines was 233,000 in the fourth quarter of 2010 compared to in 2009. In total, line reductions for 2010 were 746,000, an improvement of 509,000 compared to 2009 (-1,255,000).

The Wholesale customer portfolio reached approximately 6.8 million accesses for telephone services at December 31, 2010, an increase of approximately 0.6 million compared to December 31, 2009.

Furthermore, the BroadBand portfolio in Italy reached 9.1 million accesses at December 31, 2010 (consisting of 7.2 million retail accesses and 1.9 million wholesale accesses), an increase of 0.3 million accesses compared to December 31, 2009.

Item 4. Information On The Telecom Italia Group	Business Units

In addition, the Telecom Italia Group had approximately 31.0 million mobile telephone lines in Italy at December 31, 2010, recording an increase of 162,000 lines compared to December 31, 2009, following several years of decline.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2010 that may have an economic impact on Domestic Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

The market

The Italian telecommunications market has been characterized for some time by strong competitive pressure both at the retail and at the wholesale levels which over the years has led to a marked reduction in revenues from the traditional components of service, in particular of the voice service. Key elements in the evolution of the market have been the increased penetration of broadband, initially over the fixed and, increasingly, now also mobile, and above all the progressive increase in bandwidth speed not accompanied, however, by a corresponding increase in average prices.

For some years, too, the competitive scenario for telecommunications, in Italy and at the global level, has been evolving under the effect of the convergence of telecommunications, information technology, media and the consumer electronics markets. This phenomenon causes “lateral” competition which extends the area of competition to include the converging markets and their reference operators, creating an opportunity for growth but also a threat.

In particular, for telecommunications operators (the Telcos), in addition to the core competition from the other historical Telcos in the sector, there is increased competition from Over the Top companies and the device producers, which take advantage of their full understanding of consumer trends, consumer electronics evolution and software environments and which, operating wholly in the digital world, base their behavior on a competitive rationale which is totally different to that of the Telcos.

Over time, therefore, the traditional players’ business models have had to evolve so as to meet the threat from the new entrants and to utilize the new opportunities:

•

in Media, the broadcasters, vertically integrated players, continue to dominate this segment but, with the Web having a growing importance as a complementary distribution platform, they are increasingly under pressure from consumer electronics companies, the Telcos and the Over the Tops;

•

in Information Technology (where Italy continues to have a level of investment relative to its GDP which is significantly lower than that of the United States and of other European countries), the decline in revenues is driving the various players towards the cloud computing as a way of protecting market shares in their respective core businesses. A strengthening of the Telco operators is expected however, through partnerships and acquisitions;

•

in the Consumer Electronics market, the cell phones with greater functionality (such as Apple’s iPhone) attenuate the relationship between the customer and the telecommunications operator, and other devices, such as the games console, the set-top box and more recently the connected TV itself, compete with the Media companies, with the Telcos and with the Over The Tops for the role of “net enabler” of the living room screen; and

•

the Over The Top operators, as indicated above, represent the most significant threat for the Telcos because of their capacity to diversify, their capacity for rapid scale, their disruptive business model (free for the customer and based on advertising) and their intensive use of their knowledge of the customer, often with the latter’s consent.

Conversely, with regard to the positioning of the telecommunications operators in the converging markets, it should be noted that there are, at varying levels of development, initiatives to enter infrastructure services in the IT market (Cloud Computing, Machine to Machine, Mobile payment, Security etc.), a role as premium content distributor through IPTV and as facilitator of the consumption of online content on the living room screen through OTTV and a significant presence in online advertising and in the development of smartphone web 2.0 applications.

Item 4. Information On The Telecom Italia Group	Business Units

Competition in Fixed-Line Telecommunications

The fixed-line telecommunications market is characterized by strong competition between operators centered on their capacity to innovate service offerings through the introduction of voice/broadband packages (double play) and voice/broadband/IPTV packages (triple play).

This evolution is possible as a result of the competitors’ shift from an essentially reseller approach (carrier selection/carrier pre-selection for voice services and Wholesale for ADSL) to an approach based on control of the infrastructures (primarily (LLU) Local Loop Unbundling). There is also an increasingly evident trend of fixed/mobile convergence: many fixed operators are today also Mobile Virtual Network Operators (MVNOs) and offer integrated fixed-mobile services.

In 2010, there was a continuation of the migration of customers from fixed telephony to mobile telephony services and to alternative communications solutions (messaging, e-mail, chat etc.). For some years, for both private consumers and small and medium businesses there has been in progress a substitution of the mature traditional voice services with content and value-added services based on the Internet Protocol (IP), the spread of which is favored both by the use of the internet and by changes in customer preferences and by the penetration of BroadBand, of PCs and of other connected devices, as well as by the quality of the service.

The competitive scenario in the Italian market for fixed telecommunications is dominated by Telecom Italia and a number of operators with differentiated business models and with a focus on differing segments of the market:

•

Wind-Infostrada, an integrated fixed-mobile operator is focused, with its “all inclusive” offering (voice and data), on cost conscious retail mass market customers with less concentration on the “top” segment and on an ICT offering;

•

Fastweb, an operator which positions itself as technological leader and which offers a high value-added “all-inclusive” broadband service is directed mainly at retail and corporate customers. Fastweb remains focused on the large urban centers and on high value customers, although in 2010 it has shown a gradual abandonment of premium pricing with recourse to very aggressive promotional formulae. The company is also present in the mobile market as a mobile virtual operator (MVO) with H3G;

•

Tiscali, an operator focused on fixed-line with a broadband offering “semplice e conveniente”, is directed primarily at the consumer and SOHO segments and also has a mobile telephony offering “Tiscali Mobile” as an MVNO with TIM;

•

Vodafone, positioned as a global player mainly concentrating on mobile with a fixed offering focused on the 2play offering and on fixed-mobile cross-selling is focused on the 2Play package (Vodafone Station) and on fixed-mobile cross-selling activities; less focused on “top” and ICT offerings;

•

TeleTu (formerly Tele2, purchased by Vodafone) is focused on low-spending customers with aggressive pricing, entry-level voice and broadband plans and extensive promotional use of not charging a “fixed fee”;

•

BT Italia, focused on business customers and ICT packages, also offers mobile telephony services as an MVNO with Vodafone. In 2010, it has shown a progressive weakening with a slow-down in investment and a reduced level of innovation.

At the end of 2010, fixed accesses in Italy numbered approximately 22.5 million, substantially in line with 2009. The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share of retail voice traffic volumes.

With respect to the BroadBand market, at December 31, 2010, fixed-line BroadBand customers in Italy reached a total of approximately 13.1 million with an approximately 58.3% penetration of fixed accesses.

In 2010, growth in fixed-line BroadBand suffered a slight decline compared to the growth of the preceding years due to a generalized preference of operators to increase the penetration of flat-rate plans (dual/triple play) with greater value-added. Broadband penetration is driven by the increasing demand for speed and for activation of new “over IP” services (Voice over IP, Content, Social Networking Services, Online Gaming, IP Centrex, etc.).

Item 4. Information On The Telecom Italia Group	Business Units

There was further decline in revenues from the Data transmission services segment which is the main component of the Top customers market. This market is characterized by the re-designing and upgrading of internet accesses with high or very high data transmission capacities and by medium and large sized private data networks and has felt the effects of competition, experiencing a fall in average prices although market shares of operators are substantially unchanged.

Competition in Mobile Telecommunications

The mobile market, while increasingly saturated and mature in its traditional component of voice services nevertheless continues to experience growth in the number of mobile lines, driven by the growth in multiSIM/multidevice customers and in “non-human” (machine to machine) lines (at December 31, 2010, mobile lines in Italy numbered around 94 million, a growth of 4% over 2009 and with a penetration rate of approximately 155% of the population).

Although there has been a progressive contraction in revenues from the traditional service, data and value-added services have recorded significant growth.

This is the situation of mobile broadband which in the past few years has been, and increasingly will be in the future, the main strategic and commercial opportunity for the mobile telecommunications industry, which may be able, to offset the erosion in some of the traditional components of revenues such as voice and messaging.

In 2010, in Italy, there was significant growth in mobile BroadBand customers, both large and small screen and at the end of the year they numbered in total more than 15 million, with a penetration rate of about 16% of mobile lines.

Alongside innovative services which are established and growing, such as mobile BroadBand, there are various other market areas with significant medium term growth potential, such as: mobile advertising, mobile content (e.g. social networking), mobile payment and location based services.

The competitive environment in the Italian mobile telecommunications market is led by Telecom Italia (through its brand Telecom Italia Mobile—TIM) and by the following operators who operate their own networks Each of these other operators are focused on different segments of the market or have different strategies:

•

Vodafone, joint market-leader with TIM, positioned as a global player with a strategy as an innovative operator, very attentive to the customer, with a strong brand and customer loyalty based on the “community” concept;

•	Wind, focused on the cost conscious segment with a portfolio of simple plans and on customer loyalty based on the “community” concept;

•

H3G, a mobile-only operator focused on high value customers, on advanced VAS services and terminals with competitive pricing (for example, microbrowsing, mobile broadband and mobile content), present in the microbusiness segment (professionals and SOHO, small office-home office, who use the basic TLC and connectivity solutions) and substantially absent from the TOP segment;

•	Alongside these operators there are a number of virtual operators (for example Poste Mobile) which to date constitute only a small part of the market.

Telecom Italia’s market share of total mobile lines was around 33% at December 31, 2010, down compared to December 31, 2009 (34.2%).

Item 4. Information On The Telecom Italia Group	Business Units

4.2.2    BRAZIL

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM and TDMA technologies. Moreover, following the acquisition of Intelig Telecomunicações at the end of 2009, the Tim Brasil group is now able to offer fiber-optic data transmission services using full IP technology such as DWDM and MPLS.

The Tim Brasil group’s services cover an area containing over 172.9 million of Brazil’s 193.3 million inhabitants. Mobile operating subsidiaries have approximately 51.0 million customers located in each of the Brazilian states and in the Federal District. On December 31, 2010, its combined penetration reached approximately 104.7% of the Brazilian population and our combined market share totaled approximately 25.1%.

Since the Tim Brasil group began operating in the Brazilian market, its intention has been to provide its customers with state-of-the-art technology and services. This goal has been achieved through the offer of edge technology, that has allowed convergence between voice services—either mobile or fixed—, internet access and data transfer. Management believes this convergence has been made feasible with developments under 3G.

The table below sets forth, for the periods indicated, the number of mobile lines of the Brazil Business Unit:

	As of and for the years ended December 31,
	2010	2009	2008
Number of lines at year-end (thousands)	51,015	41,102	36,402

❖	MARKETING

In the fourth quarter, Tim Brasil intensified promotional activity on voice plans and further expanded data services.

For voice, in the Consumer segment, TIM continued with the existing “Infinity” and “Liberty” plans. Voice customer gross acquisitions in the fourth quarter alone amounted to 9.1 million, an increase of 54% over the corresponding period of 2009.

In the Business segment, TIM continues offering the three plans launched in 2010. In the Company segment, TIM has intensified marketing activity, also with plans for fixed-line/data services from Intelig.

In data services, TIM has stepped up the plans of the “TIM Web”, “Liberty Web” and “Infinity Web” promotions in order to stimulate market penetration. With regard to equipment, TIM has continued its strategy of reducing the subsidy on handsets and promoting the use of the service.

Item 4. Information On The Telecom Italia Group	Business Units

The range of handsets is subject to continuous renewal due to the new iPhone 4 and the Nokia N8 and the increasing presence of WebPhones in this portfolio in accordance with our strategy to expand microbrowsing. TIM has also developed an applications virtual store for certain handsets, in order to encourage the use of internet from a cell phone.

In fixed line services, TIM is continuing the existing “TIM Fixo Mais” offering. With regard to Intelig, the “Se Liga 23” promotion has continued. For the SME segment, the “Sem Fronteiras 23” rate plan has continued; this plan offers free unlimited “on-net” calls.

❖	DISTRIBUTION

Tim Brasil’s services are marketed through the largest distribution network in Brazil, with over 9,000 points of sale, among premium stores and dealers (exclusive or multi-brand), in addition to relying on the distribution capacity of a number of major retail chains. Tim Brasil’s prepaid service customers rely, in addition to traditional points of sale, on alternative recharge channels, such as supermarkets and newsstands, totaling about 398,000 points spread all over Brazil. Sales of Tim Brasil’s products and services are offered by Tim Brasil’s sales personnel, as well as by authorized dealers. Most devices are sold on credit card and in 12 installments.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments which occurred in 2010 that may have an economic impact on the Brazil Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

In December 2010, TIM was awarded 8 lots of GSM frequencies for an amount of 65.5 million reais with a premium averaging 32% of the auction base price. The contract is scheduled to be signed in the first months of 2011. These frequencies will improve the coverage and the service quality of the TIM service. The total of 165 GSM and 3G lots auctioned were sold for a total value of 2.7 billion reais with an average premium on the auction base price of 31%.

4.2.3    ARGENTINA

On October 13, 2010 Telecom Italia acquired control of Sofora group with its acquisition of an 8% stake in Sofora, the Telecom Argentina controlling holding company. The economic interest in Telecom Argentina increased to 16.2% (which as of the date of this Annual Report is 21.1%). The Sofora data represent the new Business Unit “Argentina” of the Telecom Italia Group. Since October 13, 2010 the results of Telecom Argentina became fully consolidated with the Telecom Italia Group.

Item 4. Information On The Telecom Italia Group	Business Units

The Telecom Italia Group operates in the fixed and mobile telecommunications sector in Argentina mainly through Telecom Argentina and Telecom Personal, respectively, as well as mobile telecommunications operations in Paraguay through Núcleo. In particular, Telecom Argentina is one of the largest private-sector companies in Argentina. Telecom Argentina has a non-expiring license to provide fixed-line telecommunications services in Argentina, Telecom Personal has a non-expiring licence to provide mobile services in Argentina and Núcleo has a renewable license to provide mobile services in Paraguay. Telecom Argentina also provides other telephone-related services such as international long-distance service, data transmission, IT solutions outsourcing and Internet services.

(*)	Non-operating companies.

Telecom Argentina has a non-expiring license to provide fixed-line telecommunications services in the Northern Region of Argentina. Telecom Argentina also provides other telephone-related services such as international long-distance service, data transmission, IT solutions outsourcing and Internet services, and through its controlled companies, Telecom Personal and Núcleo also provides mobile telecommunications services in Argentina and Paraguay, respectively.

Telecom Argentina pursues its business strategy focused on increasing its profitability and maximizing value generation for its customers, shareholders, employees and the broader community it serves. In order to promote the achievement of its goals the Argentine Business Unit continually adapts its business strategy through investments in product innovation and development of additional complementary services aimed at improving its customers’ user experience by adding content and interactivity to communication.

Personal customer base increased by 1.9 million in 2010, reaching a total of 16.3 million clients, 30% of whom use postpaid contracts. At the same time, high-value customer acquisitions and clear leadership in the Smartphone segment, resulted in ARPU improving approximately 7% over the prior year. A large part of this growth is due to Value-Added Services which, on the whole, accounts for approximately 40% of service revenues for mobile telephony services.

In Paraguay, Núcleo customer base grew by about 4% over the prior year and at the end of 2010 had 1.9 million customers, of which 15% were postpaid. Núcleo provides the 3G Internet service being considered one of the fasted Mobile Internet product in the market (in terms of speed), giving a boost to the number of the customer base.

Item 4. Information On The Telecom Italia Group	Business Units

The table below sets forth, for the periods indicated, the number of lines /customers of the Argentina Business Unit:

	As of and for the years ended December 31,
	2010	2009	2008
Number of fixed lines (thousands)	4,107	4,060	4,010
Number of mobile customers (thousands) (*)	18,211	16,281	14,390
Broadband accesses (thousands)	1,380	1,214	1,032

(*)	Includes 10, 12 and 15 thousands Internet customers provided with Wimax technology as of December 31, 2010, 2009 and 2008, respectively.

❖	MARKETING

In the fixed line residential segment, Telecom Argentina increased its offering of packages comprising fixed charge, minutes of traffic and value-added services with the aim of stimulating both the demand for new accesses and the growth in ARBU (Average Rate Billed per User). Additionally, existing customers have been offered new Wi-Fi products and the supply of a second line using IP technology. For the corporate segment, services have been launched featuring an IP communications platform which gives customers new functionalities, ease of use and reduced costs. Offerings in this segment have centered on convergent ICT solutions.

With regard to broadband, in 2010 Telecom Argentina expanded its offering with the launch of services which combine an ADSL service with mobile internet.

The strategy for the mobile service has been characterized by the launch of new plans and packages aimed at further increasing the value added services content, supported by the continuing growth in smartphone penetration.

Further, Personal, as the first in Argentina, has experimented with fourth generation mobile (4G) services on a Long Term Evolution platform, achieving connection speeds of up to 50 Mbps.

Personal is taking actions to address adequately the important challenges associated with the introduction of Number Portability in Argentina at the end of 2011.

Núcleo, in Paraguay, has adopted a new pricing strategy aimed at improving customers’ perceptions and has strengthened its offering of 3G mobile internet services.

❖	DISTRIBUTION

In the fixed telephony, during 2010 the growth of Internet access was accompanied by price actions and discounted promotional prices. The Arnet brand leadership was based on effective communication with a differentiated offering for each customer segment and competitive prices. The strategy in 2010 focused on developing a functional web site whose main target is to become a channel for the exploration of our products and services and for the improvement of the relationship with our customers. The main web site contents are focused on the description of our products and services, a digital experience with both the Arnet (Internet products and services) and Telecom (products and related voice services) brands, and an enriched self-management by the customer on the web site.

As regards mobile telephony, during 2010, Telecom Personal’s points of sale consolidated their position in selling value-added products and up selling. Also, during 2010 the authorized dealers showed a steady increase in customer acquisitions. In addition, this channel has consolidated its position in customer handset replacement, which resulted in higher satisfaction and greater customer retention.

This performance during 2010 is a result of a relocation of Telecom Personal’s point of sale in strategic locations with higher flow of customers and a reorganization of the structure by geographical allocation, which led to improvements in points of sale productivity and resulted in a substantial improvement in customer satisfaction ratios.

Item 4. Information On The Telecom Italia Group	Business Units

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments on the Argentina Business Unit which occurred in 2010, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

The telecommunications market in Argentina and Paraguay continues to feature strong demand for new services and higher access speeds, in an environment which is highly competitive in the fixed and mobile businesses.

Competition is mainly focused on Internet, data and mobile services, including residential, corporate and government accounts while fixed telephony is characterized by market maturity. In particular, in the Argentina mobile business, Personal is one of the three operators which offer services at the national level, competing with Claro (America Móvil group) and Movistar (Telefónica group). In Paraguay, Núcleo operates in a market which continues to be characterized by a high level of competitiveness based on aggressive pricing and promotion and also on the launch of product and service innovation.

In the broadband business, the Argentine Business Unit, under the Arnet brand, competes both with the ADSL competitor Speedy (Telefónica group) and with Fibertel (Clarín group) which provides broadband access services by cable-modem.

During 2010 the Argentine Business Unit consolidated its market share position in the fixed services with a slight increase in the market share in mobile services.

4.2.4    MEDIA

The Telecom Italia Media group operates in the Telecom Italia Media, MTV group and Network Operator business segments. In particular:

•

Telecom Italia Media: includes activities relating to the television broadcasters La7 and La7D (the channel launched at the end of March 2010) and those of the Digital Content for the Telecom Italia Group for the creation and production of content relating to the innovative platforms of Telecom Italia and to the web;

•

MTV group: includes activities carried out by MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasters MTV and MTV+ (the channel launched in May 2010), the 360° Playmaker production unit, the production of multimedia musical platforms and satellite channels, in addition to MTV Mobile and Digital (Web);

•

Network Operator (TIMB): includes activities conducted by Telecom Italia Media Broadcasting for the operation of the analog and digital broadcasting networks of La7 and MTV and the Digital Multiplex channels operated by the Group, in addition to accessory services and radio and television broadcasting platforms offered to Group companies and third parties.

In May 2009 Telecom Italia Media S.p.A. sold a 60% stake in Telecom Media News, which controls the APCom press agency, one of the major operators in primary national news, to Sviluppo Programmi Editoriali S.p.A. (E.P.S. group).

Item 4. Information On The Telecom Italia Group	Business Units

As of December 31, 2010, the Business Unit was organized as follows:

The table below sets forth, for the periods indicated, certain statistical data of the Media Business Unit:

	As of and for the years ended December 31,
	2010	2009	2008
MEDIA
La 7 audience share Free to Air (average during the period, in %)	3.1	3.0	3.1

La 7 audience share Free to Air (average of the last month of the period, in %)	3.3	2.9	3.0

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2010 that may have an economic impact on Media Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

4.2.5    OLIVETTI

The Olivetti group mainly operates in the office products and services for Information Technology sectors. As a result of its broad range of cutting-edge hardware and software, it offers solutions able to automate processes and business activities for small and medium enterprises, large corporations and vertical markets. The offering comprises digital printing systems, notebooks and personal computers, ink-jet office products, specialized applications for the banking field and commerce, information systems for managing forecast games, electronic voting and e-government. It also operates with a dedicated structure in the field of documental services (digital management of company documents), caring services (specialist help-desk) and technical assistance. Olivetti also manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems (MEMS) and industrial applications. During 2010, Olivetti continued the process begun in 2009 of expanding and diversifying its products and services by concentrating on both the development of software solutions and applications services for businesses and public administrations, and also specialized devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

Item 4. Information On The Telecom Italia Group	Business Units

As of December 31, 2010, the Olivetti Business Unit was organized as follows (the main companies are indicated):

4.2.6    INTERNATIONAL INVESTMENTS

❖	BBNed group

The BBNed group consists of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V.

At September 30, 2010, following the decision taken for its disposal, the BBNed group was considered as a disposal group under IFRS 5 (Non-current assets held for Sale and Discontinued Operations). A sale transaction was completed on October 5, 2010 after obtaining authorization from the competent Dutch authorities.

❖	OTHER INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

ETECSA

As of December 31, 2010, through Telecom Italia International we held a 27% interest in ETECSA, the monopoly provider of fixed-line and mobile telecommunications services, Internet and data transmission in Cuba.

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

These capital increases occurred during 2003 and through 2004; during this period we invested an additional U.S.$41.3 million in ETECSA through capitalization of dividends paid by ETECSA and, following these capital increases and the mergers, ownership increased to 27%. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders.

In addition to our shareholding in ETECSA, Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of ETECSA on alternate years.

In addition to these governance arrangements, we entered into agreements to provide certain technical assistance to ETECSA with respect to its fixed line and wireless services.

In return for these services we received annual fees of 304,592 euros (for fixed line technical assistance) and 969,256 euros (for mobile technical assistance) under each agreement respectively and certain other fees for specific services provided equal to 1,527,823 euros. The level of the fees earned over the last two years is set forth in “Note—Related Party Transactions” of the Notes to our 2010 Consolidated Financial Statements included

Item 4. Information On The Telecom Italia Group	Business Units

elsewhere herein. The technical agreement with respect to fixed line services, expired at the end of 2009, has been renewed for the period 2010-2011 and the technical agreement with respect to wireless services will expire at the end of 2011.

We do not believe that our arrangements with, and investments in, Cuba are material to the results of operations or financial condition of the Telecom Italia Group, taken as a whole.

At December 31, 2010, ETECSA, after the decision to proceed with its sale, which actually took place on January 31, 2011, was considered an investment held for sale. Consequently, at the end of the year, the entire amount of the investment, equal to 389 million euros, was reclassified to “Discontinued operations/Non-current assets held for sale—of a financial nature” in the statement of financial position.

For further details please see “Note—Events subsequent to December 31, 2010” of the Notes to our 2010 Consolidated Financial Statements included elsewhere herein.

4.2.6    COMPETITION

We face domestic competition in all of our businesses. Competition continues to have an adverse effect on our revenues as it resulted in lower tariffs for many of our products and services as well as the introduction of flat-rate pricing plans which have been used to enhance retention efforts but at the same time reducing revenues from such customers.

For details please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.7 Updated Strategy”, “Item 4. Information on the Telecom Italia Group—4.2.1 Domestic”, “Item 4. Information on the Telecom Italia Group—4.2.2 Brazil” and “Item 4. Information on the Telecom Italia Group—4.2.3 Argentina”.

Item 4. Information On The Telecom Italia Group	Regulation

4.3    REGULATION

The EU regulatory framework

Business undertaken by Telecom Italia in the European Union is subject to the EU framework on telecommunications regulation which includes directives, recommendations and opinions. As such, as a member of the EU, Italy is required to implement directives issued by the EU, which directives may take effect automatically on a member state. Regulations adopted at the EU level also have general application and are binding and directly applicable on EU member states. Recommendations, on the other hand, are not legally binding although politically important.

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

A Recommendation adopted in February 2003, on relevant product and service markets susceptible to ex ante regulation, complemented the set of legal instruments relevant for the scope of the electronic communications market regulation. In December 2007, the European Commission amended this first Recommendation on relevant markets, reducing the previous 18 markets susceptible to ex-ante regulation to seven. The seven markets are: at Retail level: access at a fixed location (market 1); at Wholesale level: call origination at a fixed location (market 2); call termination at a fixed location (market 3): wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location (market 4); wholesale BroadBand access (market 5); wholesale terminating segments of leased lines (market 6); and voice call termination on mobile networks (market 7).

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

The EU legal framework was further updated in November 2007 when the Commission adopted review proposals of the five directives defining the regulatory principles for the sector (i.e. the Framework, Access, Authorisation, Universal Service and E-Privacy directives), with the aim to define the new European regulatory framework.

New EU telecoms rules officially became EU law following their publication in the Official Journal of the European Union of December 18, 2009. The Reform Package was composed of the “Better Regulation Directive” (Directive 2009/140/EC, amending the “Framework”, “Access” and “Authorization” directives) and the “Citizens’ Rights Directive” (Directive 2009/136/EC amending the “Universal Service” and “E-Privacy” directives and the Regulation 2006/2004 on Consumer Protection Cooperation) that is to be transposed into national laws of the 27 EU Member States by May 25, 2011 and by the Regulation—which was directly applicable—establishing the new European Telecoms Authority called “Body of European Regulators for Electronic Communications (BEREC)”.

Item 4. Information On The Telecom Italia Group	Regulation

Telecommunication Regulatory Framework in Italy

The legal basis for the electronic communications sector in Italy is as follows:

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

•	“Data Protection Code” (Legislative Decree No. 196/2003), last amended by Law 166 of November 20, 2009;

•

the “Consolidation Act on Radio-Television” (Legislative Decree 177 of July 31, 2005) which contains the principles for convergence between radio-television and other sectors of interpersonal communications;

•	Legislative Decree 206 of September 6, 2005 (“Consumer Code”);

•

Legislative Decree 262 of October 3, 2006, which contained “Urgent measures with regard to tax and financial matters” and which, with reference to the ECC, partially altered the law on sanctions by introducing further examples of administrative offenses, a generalized increase in the fines for each sanction and the elimination of the institution of the partial cash settlements of fines;

•

Decree Law 7 of January 31, 2007, (converted into law, with modifications, by Article 1 of Law 40, dated April 2, 2007) containing urgent measures for the protection of consumers, promotion of competition, development of economic activities which, for the electronic communications sector, abolished top-up charges and prohibited the expiry of phone traffic on prepaid phone cards;

•

Legislative Decree 109 of May 30, 2008, for the incorporation into national law of the EU Directive 2006/24/EC on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks and amending Directive 2002/58/EC; and

•	Law 69 of June 18, 2009, containing in Article 1 “BroadBand” measures for the administrative simplification of the procedures for the installation and development of optical fiber networks.

Furthermore, the ECC confirmed the responsibilities attributed under previous legislation to the Ministry of Communications and AGCom:

•

the Ministry is responsible for State functions and services in respect of postal services, telecommunications, multimedia networks, informatics, telematics, radio and television broadcasts and innovative technologies applied to the communications sector. The functions of the Ministry of Communications and its resources were transferred to the Ministry of Economic Development in May 2008;

•

AGCom is an independent regulatory authority and guarantor. It must report on its operations to the Italian Parliament, which established its powers, defined its bylaws and elected its members. AGCom has the dual responsibility of ensuring that there is fair competition among the operators on the market and protecting consumers.

4.3.1    TELECOMMUNICATION REGULATION IN ITALY

In July 2008, Telecom Italia proposed to AGCom certain undertakings relating to its access network (“Undertakings”) that would integrate and strengthen the existing obligations of non-discrimination between Telecom Italia’s own retail operations and other operators in the provision of wholesale access network services imposed on Telecom Italia by AGCom since 2002.

AGCom approved the Telecom Italia Undertakings which are divided into fourteen main groups and pursue four main goals:

•

to offer additional guarantees of equal treatment between Telecom Italia’s commercial functions and other electronic communications operators (“Operators”) that purchase wholesale access services from Telecom Italia;

Item 4. Information On The Telecom Italia Group	Regulation

•	to provide benefits to Operators and final users, through the qualitative development and improvement of the fixed access network and of related services;

•	to make the evolution of Telecom Italia’s fixed access network more transparent for the Operators; and

•	to ensure the maintenance of competitive conditions in the migration towards new generation networks.

Following the AGCom approval of the Undertakings, a number of sanction proceedings imposed on Telecom Italia were suspended and are expected to be closed when the actual fulfillment of the Undertakings is assessed.

At the beginning of 2008 Telecom Italia created the Open Access department, a separate business unit focusing its activities on the Undertakings’ implementation. In order to ensure equal treatment for its own retail operations and those of Operators (“internal-external equal treatment”) Telecom Italia took actions focused on three main areas:

•	technical-organizational: solutions for the improvement of internal processes for delivery and assurance that SMP services have been adopted;

•	cultural-behavioral: a Code of Conduct has been adopted and intensive training activities have been carried out in order to spread the principles of internal-external equal treatment; and

•	economic-regulatory: the drafting of service contracts and transfer charge to implement equality of economic treatment.

The Undertakings’ implementation, their complexity and their impact on the stakeholders’ system, has required the creation of a governance system. In particular, the following bodies have been created: an independent body (the Supervisory Board) and the Undertakings’ Monitoring Group for the monitoring of the work in progress (Office of Telecommunications Adjudicator Italia—“OTA Italia”), whose mission is to prevent and resolve disputes between Operators and the Next Generation Network Committee submitting proposed solutions on technical, organizational and economic issues for the transition to the Next Generation Network (“NGN”).

Two years after the formalization of the Undertakings, the results reached are positive, both in terms of formal and substantial fulfilment. As planned, Telecom Italia had fully implemented, as of March 31, 2010, the technical Undertakings concerning the new delivery process for SMP services, additional procedures for the management of co-location services, new procedures for the management of wholesale users and a performance monitoring system for SMP services.

In particular:

•

the Operational Separation Model of the Access Network adopted by Telecom Italia, notified to the European Commission, is considered in Europe an advanced regulatory model and an alternative to the Access Network Functional Separation adopted by British Telecom (Open Reach);

•

at the end of the year, 35 Operators had joined in the New Delivery Process (“NDP”) for Bitstream, Local Loop Unbundling (“LLU”), Wholesale Line Rental (“WLR”) and Colocation Services. Other Operators will join the NDP during 2011, according to a schedule agreed with Telecom Italia;

•

AGCom is leading a public consultation on the guidelines to be applied in implementing the Group of Undertakings (“GoU”) n. 8, intended to verify the treatment of equality, both technical and economic. In particular, the GoU n. 8 imposes:

•

Internal Agreements, with the evidence of technical and economic conditions internally applied to the Commercial Functions of Telecom Italia for using SMP Access Services; AGCom guidelines state that, generally, Commercial Functions of Telecom Italia must use SMP Access Services under the same conditions applied to other Operators and published on the Reference Offers; and

•

The Accounting Separation integration with the introduction of 1) the “transfer prices mechanism” for the SMP Access Services used by Commercial Functions of Telecom Italia 2) separated accounts for the SMP Access Services (provided, according to the accounting model of equivalence defined by AGCom, by the entity Equivalent Open Access).

Telecom Italia believes that the GoU n. 8 will be fully implemented during 2011, if AGCom publishes within a reasonable time its final Decision;

Item 4. Information On The Telecom Italia Group	Regulation

•	the promotion of an “Equivalence Culture”, introduced through personnel formation programs, produced positive results according to the surveys on OLOs Customer Satisfaction;

•

more transparency has been ensured to the OLOs by adding more information on “Technical Plans for the Access Network Quality” and on “Technical Plans for the NGA Deployment”, and by implementing other measures to ensure greater efficiency (and effectiveness) to the OLOs in the planning and development of their network and their services;

•	to reduce and to prevent the phenomenon of the “services not requested”, several actions have been put in place on the different market segments and on the different services.

Telecom Italia is waiting the AGCom Decision with the formal evaluation of the results produced by the Undertakings. AGCom’s positive evaluation is necessary for the cancellation of the economic sanctions still pending on Telecom Italia.

Market analyses

During 2006 and 2007, AGCom concluded the first round of analyses of electronic communications relevant markets, as identified by the EC 2003 Recommendation, and designated Telecom Italia as SMP Operator in all wholesale (fixed (physical) access and (virtual) broadband access, fixed and mobile call termination, fixed call origination, transit services, terminating and trunk segments of leased lines) and retail markets (residential and non-residential fixed access, voice traffic, leased lines). As result of these findings AGCom introduced regulatory measures depending on the specific retail or wholesale market identified: access to network, carrier selection and pre-selection, transparency and non discrimination, including publication of Reference Offer, information for end users, advance notification to AGCom of new retail tariffs or change of existing ones, price control including cost orientation, price/network cap and price tests, cost accounting and accounting separation.

Since December 2007, AGCom has been carrying out the second round of relevant markets analyses to determine whether to maintain, amend or withdraw the obligations on Telecom Italia in force. In addition, markets not included in the revised Recommendation (with remedies in place) have been re-assessed in order to justify either the withdrawal or the keeping of regulation. AGCom has, therefore, reviewed all the 18 markets in its second round of market analyses. In 2008, AGCom concluded the market analyses of the wholesale mobile markets (call termination, access and call origination), with respect to international roaming the EU Regulation has been applied and AGCom did not review this market. Market analyses proceedings, for the fixed markets, were completed in 2010.

With Decision no. 670/10/CONS on December 17, 2010, AGCom started the third round of review of the mobile termination market in order to define the relevant market, identify SMP Operators and eventually define regulatory obligations on SMP Operators. In particular, AGCom will set the price control mechanism to be applied on mobile termination charges (maybe reviewing the current multiyear price control mechanism that ends in 2012) on the basis of the outcome of the new “Bottom-Up Long-Run Incremental Cost” (“BU-LRIC”) model (defined with AGCom’s Decision no. 60/11/CONS). The results of this cost model should lead to further reductions in call termination prices. The third round of mobile termination market review is expected to end by Autumn 2011.

The major developments in 2010 and in the first quarter of 2011 regarding markets in the electronic communications sector are described below.

•	Retail-fixed markets

As a result of the first round of fixed retail market analyses concluded in 2006, AGCom imposed on Telecom Italia as SMP operator, regulatory obligations, including a price cap mechanism and price control.

In particular, the retail fixed regulated markets were as follows: access to the public telephone network provided at a fixed location for residential and business customers (markets 1 and 2); local, national and fixed-mobile services markets–retention component only–for residential and non-residential customers (markets 3 and 5, removed from the revised 2007 Recommendation); international telephone services, for residential and

Item 4. Information On The Telecom Italia Group	Regulation

non-residential customers, provided at a fixed location (markets 4 and 6, removed from the revised 2007 Recommendation); leased lines market (market 7, removed from the revised 2007 Recommendation).

At the end of 2009, AGCom concluded the second round analyses of the international calls market and of the minimum set leased lines market and deregulated both such retail markets withdrawing all ex ante obligations for Telecom Italia from 2010.

In 2010 AGCom concluded the second round analyses of the national retail fixed voice services. AGCom decided on the withdrawal of all the regulatory obligations after six months from the publication of its final decision. In the transitional six months period (until January 12, 2011), AGCom maintained the obligation of prior notification of new tariffs. However Telecom Italia remains subject to an ex-post evaluation of the retail offers. Since January 12, 2011 Telecom Italia has been permitted to fix retail tariffs without prior notification or approval.

With reference to the price test methodology, with Decision 499/10/CONS of September 13, 2010, AGCom set new rules for the assessment of Telecom Italia’s retail offers, including non standard offers (public tender and personalized top business offers) and bundles (multiple-play offers). The new methodology is based on the application of a replicability test developed on the basis of the following key principles: reference to the most efficient technology and network architecture that could be used by OLOs to replicate Telecom Italia’s offers and, hence, to a mix of wholesale inputs (LLU, WLR, bitstream etc.); possible use of avoidable or long run incremental costs for the evaluation of network and downstream OLO’s costs and, for bundle offers, application of the price test on the whole bundle taking into account the overall cost of provisioning without considering whether each component of the bundle may be replicated by alternative operators.

During 2009, AGCom also concluded the second round analyses of the retail and wholesale access markets, where it found lack of competition and designated Telecom Italia as SMP. In December 2009, AGCom issued Decision 731/09/CONS setting out the remedies to be imposed on Telecom Italia, including the Telecom Italia Undertakings.

As to the retail access market, AGCom reduced regulatory constraints removing, from 2010, the price cap mechanism used for controlling residential and business subscriber monthly fees, which are now subject only to a price test (see above for details) to ensure replicability by an efficient OLO. At the same time, AGCom maintained the obligation to notify prices and conditions 30 days in advance of the commercial launch (instead of the previous 60 days), but a clause of “tacit consent” at the end of the notice period has been introduced. As for bundling services, the previous prohibition has been withdrawn as a consequence of the increased demand for Telecom Italia’s WLR offer.

AGCom retained Telecom Italia’s obligation to provide WLR service, only in the areas where disaggregated access services are not offered, with a price calculated according to the network cap method, for the period from May 1, 2010 to December 31, 2012, based on a BU LRIC model, (see below the “Wholesale fixed markets” section for details), instead of the previous retail-minus regime.

•	Wholesale fixed markets

The first round of market analyses for fixed wholesale markets concluded in 2006. In particular, the markets were as follows: Call origination (market 8); Call termination (market 9); Transit services (market 10, removed from the revised 2007 Recommendation); Unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services (market 11); BroadBand access (market 12); Terminating segments of leased lines (market 13); Trunk segments of leased lines (market 14 removed from the revised Recommendation).

As a result of this market analysis, AGCom imposed on Telecom Italia, as SMP operator, regulatory measures including price control in the form of a network cap (except for the wholesale broadband access market).

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

Item 4. Information On The Telecom Italia Group	Regulation

Following the conclusion of the second round of market analyses of the wholesale access market, in December 2009, AGCom confirmed the current regulatory system relative to the wholesale access obligations to the copper infrastructure (unbundling and bitstream), whereas, with regard to the determination of prices, it reintroduced for the period May 1, 2010 to December 31, 2012 a network cap mechanism, based on a BU-LRIC model. For the period from January 1, 2010 to April 30, 2010, AGCom set prices of LLU and co-location services and wholesale broadband services at the same level as 2009 values.

In light of adoption of the LRIC model, in November 2010, AGCom defined new wholesale rates for the period May 2010- December 2012 for the following wholesale services: unbundling, bitstream and WLR. In particular, for the LLU service, AGCom set the following monthly fees: 8.70 euro/month as of May 1, 2010; 9.02 euro/month as of January 1, 2011; and 9.28 euro/month as of January 1, 2012. Those rates remain subject to final verification by AGCom of their compliance with the improvement of the following indicators measuring the quality of the network: refusal percentage of OLOs’ wholesale requests due to problems related to access network, and fulfillment of TI quality plans and faults percentage with technician intervention on field. In particular, with reference to 2011, AGCom stated that the network quality improvements based on the above indicators proposed by Telecom Italia were compliant and as a consequence, price increases have been confirmed.

AGCom has also introduced certain obligations for the access to “NGAN” infrastructures and, in particular, introduced the access obligation to ducts and dark fiber at “fair and reasonable” prices under AGCom supervision and the bitstream access on “Fiber To The x” (“FTTx”), announcing the launch of a dedicated proceeding on NGAN regulation. On September 20, 2010, the EC adopted a Recommendation on NGAN regulation. A new regulatory model was proposed where NRAs are asked to examine differences in conditions of competition in different geographical areas in order to determine whether the definition of sub-national geographic markets or the imposition of differentiated remedies are warranted. AGCom launched a public consultation in January 2011 on regulation of access to the next generation network. The public consultation shows, on one hand, the introduction of a different regulatory framework for access to NGAN in comparison with the one highlighted on the wholesale access market. In this new proceeding, AGCom proposes to introduce not only new measures but also to expand/modify obligations already imposed on Telecom Italia. On the other hand, a positive aspect of this new framework is the introduction of the principle of geographical segmentation of the remedies among competitive and non-competitive areas. The end of the AGCom proceeding on NGAN services is expected by the end of Spring 2011 although implementing measures will not be published before the second half of 2011.

With respect to migration between operators, AGCom has revised fixed-line customer migration rules, substantially reducing times of the process where the donating operator verifies the recipient’s migration request (so called “Phase 2”) which has been reduced to five days as of March 2010. Moreover, in cases of unrequested migration, the user will have the right to re-establish, free of charge, the previous configuration within five working days. Finally, in order to prevent activation of services not requested by retail customers, fixed-line operators introduced an individual security code. The code is provided to the customer when the client signs the contract for the access service.

With reference to fixed call termination for alternative network operators, in May 2008, AGCom adopted a decision setting the new cost accounting model BU-LRIC and a gradual drop from 2007 to 2010 which led to symmetric termination rates with Telecom Italia’s SGT level beginning in July 2010 (at the maximum level of €0.057). In July 2008, AGCom designated additional network operators as having SMP in the wholesale market for fixed call termination, imposing on the bigger infrastructure-based alternative operators access and non discrimination and price control obligations.

The price control mechanism imposed according to the first round of market analysis on Telecom Italia’s call origination, termination and transit charges expired at the end of 2009.

AGCom concluded the second round of market analyses on April 28, 2010. The decision postponed the development of the BU-LRIC model, recommended by the European Commission for the definition of termination charges, to a further proceeding in order to set charges for the year 2012 onwards.

AGCom provided new wholesale tariffs for the year 2010 and for the year 2011 stated that the prices should be defined at an efficient cost level on the basis of cost accounting data. All the prices provided for call origination are equal to call termination. AGCom also confirmed its previous decision to impose infrastructure-based alternative operators’ FTR equal to Telecom Italia’s termination charge for the SGT level as of July 1, 2010. The

Item 4. Information On The Telecom Italia Group	Regulation

European Commission criticized the decision of the Authority, noting, among other things, that the symmetry could be possibly achieved with TI’s local level (SGU), by applying lower fixed termination rates for the alternative operators. For that reason, TI has filed an extraordinary appeal to the President of the Italian Republic against the decision of AGCom which established the wholesale tariffs. TeIecom Italia’s appeal is expected to be heard by the “TAR” during the summer 2011. On March 4, 2011 AGCom notified the European Commission of its draft decision concerning the definition of fixed termination charges for Telecom Italia and OLOs in the year 2011. AGCom’s orientation is to set 2011 prices at the same level of 2010, therefore maintaining OLOs’ asymmetric prices equal to Telecom Italia’s termination charge for the SGT level. The final AGCom Decision will be published in April /May 2011, following EU comments.

With respect to transit services, in April 2010, AGCom identified the two following markets: (i) local conveyance and transit market (it includes the single transit service involving only one switch and the transit service between two or more switches located in the same telephone district and the transit services provided jointly with the originating or terminating service) and (ii) national conveyance and transit market (it includes transit services between two or more switches located in different telephone districts, also when provided jointly with the originating or terminating service). While the regulation for existing obligations has been withdrawn for the national conveyance and transit service market, AGCom has maintained the regulation for the local conveyance and transit market.

With respect to the wholesale markets for trunk segments of leased lines and for terminating segments of leased lines, AGCom in January 2010, concluded the market for trunk services was competitive and removed all the ex ante obligations. As to the terminating services market, AGCom defined the following two separate markets: (i) circuits provided between a Telecom Italia node and end user’s premises (Market A); and (ii) circuits provided between a Telecom Italia node and a mobile operator’s base station (Market B). AGCom decided to deregulate market B, removing existing ex ante obligations from December 31, 2010. AGCom decided to maintain SMP regulation for Telecom Italia in Market A keeping in place regulation under a network cap for the years 2010-2012. The starting values are the prices of Telecom Italia Reference Offers for the year 2009, approved by AGCom (published on February 11, 2010).

•	Mobile markets

AGCom has concluded the second round of analyses of the mobile markets.

AGCom confirmed, in February 2009, that the wholesale market for access and call origination on mobile networks does not warrant ex ante regulation.

With respect to the wholesale market for voice call termination on mobile networks, AGCom’s decision adopted in November 2008, provided a four year gradual decline of tariffs setting the Maximum Termination Rate (“MTR”) for each SMP mobile network operator and elimination of the current asymmetry with the third entrant in 2011 (5.3 eurocents/min) and with the last entrant in 2012 (4.5 eurocents/min). AGCom has already developed a new cost model for MTRs, taking into account the EU Recommendation on the regulation of termination rates (approved in May 2009) which will be used in the third round of market review in order to update the values of the current glide path (multiyear mechanism of price control) set for mobile termination rates. This new AGCom proceeding is expected to end by Autumn 2011 and is expected to lead to further reductions of termination prices.

As of July 1, 2010, Telecom Italia reduced its termination rates in compliance with AGCom’s Decision which set a termination charge of 6.6 euro cents/min. for Telecom Italia and Vodafone, 7.2 euro cents/min. for the third player, Wind, and 9.0 euro cents/min. for the latest entrant, H3G.

As a result of the change in the mobile termination prices, Telecom Italia gave customers, from July 1, 2010, a reduction in the cost of calls from a land line telephone to all mobile telephone operators, diversified according to the corresponding reductions in the mobile termination prices.

Item 4. Information On The Telecom Italia Group	Regulation

International roaming

The EC Regulation on international roaming, approved by the European Parliament and the Council in June 2007, introduced the following measures for roaming calls within the EU (extended to European Economic Area countries), for a three year period:

•	an average wholesale price cap for outgoing calls;

•	a price cap for maximum retail prices for outgoing and incoming calls (“Euro-tariff”).

In June 2009, the EU Parliament and Council adopted a new regulation which provided for further progressive reduction of prices for voice call (retail and wholesale) and sets maximum prices for SMS (at retail and wholesale level) and data (at wholesale level), to be applied within the 27 Member States as of July 2009. The new regulation also provided for stricter transparency obligations on data (retail) such as the introduction of a cut off limit, from March 2010, in order to prevent “bill shock”. Since July 2010, customers have the cut-off limit by default (prior to July 2010 it was done on an “opt-in” basis).

The new rules apply until the summer 2012. The EU Commission is in the process of reviewing the regulation and launched a public consultation (concluded on February 11, 2011) to gather information from the market with regards to alternative solutions to continuing with the current regulation. The assessment of these alternatives should be concluded over the next few months and a proposal by the European Commission is expected by June 2011.

Mobile messaging and data services

The EU regulations for international roaming have exerted regulatory pressure on SMS and data (as to prices and transparency measures) even at a national level. In May 2009, AGCom and AGCM conducted a joint investigation on voice, SMS, MMS and mobile data services, following which operators, on a voluntary basis, introduced at least one offer with per second billing on voice and SMS tariff aligned with the Euro-SMS tariff. Moreover, following the above joint investigation, and a public consultation concerning harmonization measures with the principles of the EU Regulation on International Roaming and consumer protection, AGCom adopted regulations which have been implemented as if the end of 2010. These regulations provide for:

•	free exchange of existing tariff to convert to the offer which provides for a maximum price of an SMS in line with that provided by the European Union for international roaming; and

•	the introduction of alerts to certain thresholds of consumption and the introduction of spending limits beyond which roaming can continue only with the explicit consent of the customer.

On December 17, 2010 Telecom Italia filed an extraordinary appeal with the President of the Republic with a request for cancellation, after suspension, of these regulations. The implementation of the provisions have significant impact on the systems in that it involves the introduction of mechanisms for real-time control of traffic.

Spectrum issues

In October 2008, AGCom issued a decision dealing with the procedure for the re-assignment and extension of the use of 900 MHz (the so-called refarming, i.e. the possibility that the 900 and 1800 MHz frequency band can be re-organized and re-used for the development of 3G mobile systems—3G/IMT 2000-UMTS—or of other possible technologies, equivalent and compatible according to the relevant applicable regulation) and the re-assignment of the 3 blocks of 2x5 MHz in the 2100 MHz band, returned to the Ministry for Economic Development by an UMTS operator who never entered the market (IPSE 2000). In particular:

•

900 MHz frequency band.    The existing GSM operators can acquire the assignment of a whole number of adjacent nationwide blocks of 5 MHz up to a maximum of 25 MHz for the 900 MHz and 1800 MHz band, with no more than 10 in the 900 MHz band.

In February 2009, the Ministry approved the plan submitted by Telecom Italia, Vodafone and Wind for the re-assignment of the 900 MHz band. The plan provides for two phases. The first phase which ended on November 2009, related to the re-organization of the 900 MHz band. Following the conclusion of this phase,

Item 4. Information On The Telecom Italia Group	Regulation

the Ministry released the new rights of use of such frequencies. The second phase to run between September 2011 and December 2013 will concern the release of one 5 MHz block to be assigned to the 3G only mobile operators. This block should be used for 3G technologies with the introduction of roaming obligations.

After the approval, in July 2009, of the EC directive—repealing the GSM Directive of 1987- published in the EU Official Journal on October 16, 2009, the authorization to refarm was be granted by the Ministry. In this regard, Telecom Italia, together with Vodafone and Wind, started (with the approval of the Ministry for Economic Development), in February 2009, a plan for the rationalization of the current use of 900 MHz frequencies.

•

2100 MHz frequency band.    In June 2009, the Ministry of Economic Development announced it has awarded three blocks of 2 x 5 MHz in the 2100 MHz (3G) band to TIM, Vodafone and Wind. Also H3G was registered in the auction, but at the end it did not present any offer. The spectrum was awarded in the second round of the auction because the MNOs did not present any offers in the first round when the minimum bid for each block was fixed at €495,798,623. In the second round the minimum bid was set lower at €88,781,500. Telecom Italia, Vodafone and Wind each presented offers for 1 block offering the minimum value. As a result, Telecom Italia paid 88,782,000.00 euros, Vodafone 90,210,000.00 euros and Wind 88,781,500.00 euros for their blocks. The right of use was granted to Telecom Italia by the Italian Ministry for Economic Development on September 8, 2009.

Regarding the so-called “digital dividend” i.e. the allocation of a portion of the broadcasting frequency band to other telecommunication services, AGCom has published guidelines for the frequency national plan which, according to AGCom, should foster the freeing of the digital dividend band as required by the European Commission Recommendation 2009/848/EC of October 28, 2009. This band is currently allocated to a large number of local broadcasters (about 600). On December 7, 2010 the government approved the 2011 Budget Law. According to this law, AGCom is to initiate procedures for the assignment of the frequencies in the 790-862 MHz and in other available frequency bands (i.e. the 1800 MHz and the 2,6 GHz bands) to mobile broadband services. On January 11, 2011, AGCom commenced a public consultation to be held on the spectrum. Following this consultation the Ministry of Economic Development will prepare the tender documents for the auction procedure in accordance with AGCom principles. The Italian government estimates that proceeds should be in the range of 2,400 million euros. The procedure for the assignment of the frequencies provides that the amount offered by the winning bidder should be made available to the government by September 30, 2011. Frequencies in the 790-862 MHz band should be freed by the broadcasters by December 31, 2012.

New numbering plan

In July 2008, AGCom issued a decision following its review of the national numbering plan for the telecommunication sector. The main modifications concerned new rules of network internal services numbering, introducing specific blocks for premium services mainly related to SMS/MMS data services, the introduction of new premium services numbering and of clearer numbering-premium services categories association, the revision of price thresholds of premium services and the updating of nomadic voice communication services, fixed-mobile convergent services and mobile virtual network operators numbering. In addition, the pan-European new social services numbering (i.e. 116XYZ codes) was introduced.

In March 2010, AGCom launched a public consultation (concluded in April 2010) on its proposal to amend the National Numbering Plan. The most important issue concerned the possibility to assign rights of use of numbers to mobile virtual operators.

AGCom decided in December 2010, that the assignment of rights of use of mobile numbering is to be extended to mobile virtual operators (“MVO”). In addition, considering the possible new numbering resources needed, if in the future MVO numbers in Italy should significantly increase, AGCom’s decision has imposed, by 2012, the modification of existing end users mobile number codes and Mobile Number Portability routing number codes length from 3 digits to 4 digits with relevant impacts and costs on infrastructured network operators.

Item 4. Information On The Telecom Italia Group	Regulation

Quality of services of broadband Internet access at fixed location

In November 2008, AGCom issued a decision stating that operators have to provide information about the service level of Internet access services at a fixed location:

•

the operators must declare certain minimum standards of quality of service (including the minimum speed of connection) and other information about the characteristics of such access. The subscribers can rescind their contract if the quality of their connection is worse than the minimum standards which the operator has undertaken; and

•

the operators must make statistical measures at regional level (for example speed data transmission; rate of failure in data transmission; rate of packet loss). Presently measurements have been taken in five regions (Tuscany, Veneto, Puglia, Sicily and Marche) and gradually will be extended to all 20 Italian regions.

In the autumn of 2010 the Company launched a tool with which customers can measure the quality of their broadband connections.

The decision also introduces a super-parties agency that verifies the operator’s measures.

Quality of services of broadband Internet access at mobile location

In February 2011, AGCom launched a working group that will give AGCom helpful suggestions on how to regulate the quality of services of mobile broadband access lines.

Universal Service

The Universal Service is a minimum set of services of a certain quality, which must be made available to all customers, regardless of their geographical location and, taking account of specific national conditions, offered at a reasonable price. To date Telecom Italia is the only operator charged with the obligation (the “Universal Service Obligation” or “USO”) of providing the Universal Service throughout Italy.

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

In March 2008, AGCom published a Decision introducing a new method of calculating the net cost. Retroactive since 2004, it affects credits related to the Universal Service net cost for the years 2004, 2005 and 2006 which have been re-calculated and submitted to AGCom under the new terms. Telecom Italia has communicated universal service net cost for the years 2007, 2008 and 2009.

At the beginning of 2010 the TAR rejected an appeal of one mobile operator, on financing the Universal Service Obligation net cost for the years 1999, 2000, 2002 and 2003. More specifically, this operator took the position that the mechanism for sharing the cost should not be applied to mobile network operators, as the degree of substitutability between telephony services offered on fixed and mobile network was not sufficient to include such services in the same market. The TAR decided that the above resolutions did not sufficiently state the reasons why mobile operators were required to contribute to the net cost. Further, the TAR found the analysis of substitutability between fixed and mobile telephony services lacking because it focused only on potentially profitable areas, deciding on the contrary that the analysis should be national. Accordingly, the AGCom has reopened proceedings to renew the orders taking into account the factors criticized by the Court.

The proceedings were reopened by the AGCom in May 2010. Telecom Italia participated in the proceedings and presented a paper supporting the analyses with data demonstrating that in the years 1999 – 2003 there was market competitiveness for fixed and mobile telephony and a presence of “some degree of substitutability Fixed- Mobile for the period under observation”.

On January 2011 AGCom published public consultations about renewal of proceedings relating to the applicability of the sharing of the net cost of Universal Service for the years 1999, 2000, 2002 and 2003. In the public

Item 4. Information On The Telecom Italia Group	Regulation

consultations AGCom confirmed the same level of contributions defined before the beginning of proceedings. In February 2011 Telecom Italia presented a further paper with analysis and data demonstrating that in the years 1999 – 2003 there was market competitiveness for fixed and mobile telephony and a presence of “some degree of substitutability Fixed- Mobile for the period under observation”. Now Telecom Italia is waiting for the AGCom‘s decision about the contribution of mobile operators to the USO.

Public Telephony

In April 2010 AGCom confirmed that distribution criteria on the national territory of public telephones was no longer consistent with current social needs, and AGCom removed any “quantitative” obligations for Telecom Italia. As a result, Telecom Italia will be authorized to remove up to 30,000 public telephones per year after consultation with local municipalities and interested citizens. During 2010, about 7,500 public telephones were removed in line with this decision.

Accounting separation and fixed network cost accounting

Operators having SMP are required to have an accounting system showing their costs in a transparent manner. Such operators must provide AGCom annually with both descriptions and reporting of their cost accounting system to verify compliance with the provisions of the electronic telecommunications regulatory framework. Moreover, operators of fixed public networks and mobile networks with SMP must keep a separate accounting system distinguishing between the activities in each of the relevant wholesale and retail markets defined by AGCom according to market analyses carried out periodically.

The “rules” on regulatory accounting were updated in accordance with EC Recommendation of September 2005 on “Cost Accounting and Accounting Separation”, under the regulatory framework for electronic communications in order to comply with the “new” sector regulation, organized by “relevant markets”.

During 2009, the independent auditor appointed by AGCom to review Telecom Italia’s accounting separation of the fixed network services for the years 2005, 2006 and 2007 completed its audit and delivered the requested audit reports to AGCom.

Reports of the auditor were published by AGCom in January 2010; shortly after, in accordance with the law, the audited regulatory accounting reports and the methodology for the years 2005, 2006 and 2007 were also published by Telecom Italia on its website.

Telecom Italia has also produced and delivered to AGCom the regulatory accounts for the years 2008 and 2009. Regulatory accounting reporting for the year 2010, in accordance with the law, will be delivered to the National Regulatory Authority in 2011, after the statutory financial statements approval.

In the first months of 2011 the independent auditor appointed by AGCom to review Telecom Italia’s accounting separation of the fixed and mobile network services for the year 2008 delivered the requested audit reports to the NRA (AGCom has not published them yet) and started the review of regulatory accounts 2009.

Accounting separation and mobile network cost accounting

In connection with AGCom’s second round analyses of the “market for the termination of voice calls on individual mobile networks”, AGCom required SMP operators to produce economic and quantitative data related to regulatory accounting methodologies for the setting of new network cap values.

During the year 2010:

•	in order to provide evidence of the costs underlying mobile termination services, accounts at historical costs for the year 2009 were delivered in July 2010;

•	auditing activities (by an independent auditor appointed by AGCom) related to the regulatory accounts of the mobile network for the year 2008 began in September; and

•	consultation regarding main assumptions of Mobile LRIC model ended in November.

Item 4. Information On The Telecom Italia Group	Regulation

During the year 2011:

•	auditing activities regarding accounts at historical and current costs for the year 2008 ended in January;

•	auditing activities regarding accounts at historical costs for the year 2009 started in February;

•	regulatory process regarding accounts at historical costs for the year 2010 started in February.

AGCom fee for 2010

In December 2009, AGCom issued a decision on the payment of its fee for the year 2010, (1.5% of 2008 revenues of the communications sector, to be paid by April 30, 2010). Telecom Italia paid a 20,362,264.08 euros fee.

On January 19, 2011, AGCom commenced an audit of the Company’s compliance with the years 2006, 2007, 2008, 2009 and 2010. The AGCom audit on the annual contribution to the Authority is part of a general audit covering all companies in the TLC industry. On March 1, 2011, AGCom released its findings claiming that Telecom Italia did not properly fulfill its obligation to pay the contribution in the 2006-2010 period. Telecom Italia is considering whether to appeal the AGCom decision to the TAR .

Broadband and digital divide

Law 69 of June 18, 2009 introduced economic and legal measures to promote the expansion of broadband. In particular, this legislation provides a series of exceptions and corrections to the existing legislation to remove some legal obstacles and operationally facilitate the building of networks.

The process of simplification to promote the development of broadband in Italy continued with the approval of Law 73/10 in May 2010 which introduced:

•	a simplified method for installing some particular mobile network devices; and

•	simplified rules for building a network.

In July 2010 a set of general rules called “Segnalazione Certificata di Inizio Attività” (“SCIA”) was introduced, which will allow activity immediately. The application of these general rules to the installation of network equipment for BroadBand could further reduce administrative constraints required for setting up networks.

SCIA has been utilized for setting up mobile networks.

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

Item 4. Information On The Telecom Italia Group	Regulation

Italy’s Privacy Provisions Related to Specific Processing Operations of the Electronic Communications Sector

The above mentioned code has implemented the provisions contained in the E-Communications Privacy Directive of the European Union.

With respect to data retention, communications service providers (“CSPs”) are permitted to retain traffic data for a six-month period in order to deal with disputes over billing and subscriber services. CSPs are also required to retain telephone and telematic traffic data for the purpose of detecting and preventing crime. In the course of 2008, data retention terms were significantly reduced. At present, data retention terms for crime prevention and prosecution are: 24 months for telephony traffic (fixed and mobile); 12 months for telematic traffic; and 30 days for unsuccessful call attempts.

Traffic data must be kept and controlled in compliance with general provisions issued by the Italian Privacy Authority (Garante), which requires TLC operators to adopt strict security measures.

Customer profiling in the electronic communications sector is regulated by a provision adopted by the Italian Privacy Authority on June 25, 2009. CSPs must obtain the consent of the data subject for profiling based on individual and detailed personal data, while prior approval of the Italian Privacy Authority is necessary to process aggregated personal data without the data subject’s consent.

With respect to direct marketing activities, the data protection code allows the processing of personal data taken from directories of subscribers, in order to carry out operator-assisted telephone calls for commercial purposes, in respect of any entities that have not exercised their right to object, by having the respective telephone numbers entered in a public “opt-out register”, which came into force on February 1, 2011.

4.3.3    ANTITRUST IN ITALY

Legislation on competition

Telecom Italia is subject to Italian competition law.

Law 287 of October 10, 1990 (“Provisions for protecting competition and the market”) created Italy’s Autorità Garante della Concorrenza e del Mercato, or Antitrust Authority.

The Antitrust Authority is responsible for:

•	applying Law 287 of 1990 and supervising the following matters: a) restrictive agreements; b) abuses of a dominant position; and c) concentrations of enterprises;

•	applying, whenever the necessary conditions exist, the corresponding European Law (Articles 81 and 82 of the EC Treaty);

•	applying the standards of Legislative Decree 206 of 2005 with regard to unfair commercial practices; and

•	monitoring conflicts of interest in the case of people holding government posts.

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

4.3.4    TELECOMMUNICATION REGULATORY FRAMEWORK IN BRAZIL

The activities of the Telecom Italia Group in Brazil are subject to the General Law on Telecommunications (Lei Geral de Telecomunicações—“LGT”) of 1997—the legislative benchmark for the sector—and a comprehensive regulatory framework for the provision of telecommunications services promulgated by the Regulatory Agency for Telecommunications—Agência Nacional de Telecomunicações (“ANATEL”).

Item 4. Information On The Telecom Italia Group	Regulation

ANALTEL has authority to propose and to issue regulations that are legally binding on telecommunications service providers. Any proposed regulation or action by ANATEL is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

Despite liberalization, which occurred in 1997, the Brazilian telecommunications market still faces persistent dominant positions held by fixed incumbent operators. In particular, broadband access is currently offered by operators over their own infrastructure and the respective regulatory framework is not always based on effective implementation of the wholesale access obligations.

Since the launch of GSM mobile services in 2002, four main players operate in the mobile market (Claro, Vivo, Oi and TIM) and compete nationwide. Third generation services deployment started in 2008.

Authorizations

ANATEL conducted the privatization of the former public monopoly (Telebrás) and gradually opened the sector to competition, in addition to fostering universal access to basic telecom services. According to the General Telecommunications Law and regulations issued by ANATEL, licenses to provide telecommunications services are granted either under the public regime, by means of a Concession or a Permission, or under the private regime, by means of an Authorization. Only certain fixed-line service providers are currently operating under the public regime (Telefonica, Embratel and Telemar commonly referred to as “Concessionaires”). All the other telecommunications services providers in Brazil are currently operating under the private regime, including all the mobile and data service providers.

The authorizations for fixed and mobile services give the companies of the Telecom Italia Group (which operate under the brand names Tim and Intelig) coverage of the entire Brazilian territory and include an authorization to offer fixed long-distance services.

In August 2009, ANATEL gave its approval for the acquisition of the fixed line operator Intelig, which operates as a national and international long distance operator in Brazil and provide local fixed service in a number of regions in Brazil. According to the regulations, Tim Brasil and Intelig are obliged to resolve the overlapping of the fixed service authorizations within 18 months from the acquisition (that is within the end of June 2011) keeping only one authorization per class of service.

For details please also see “Item 4. Information on the Telecom Italia Group—4.2.2 Brazil”.

Interconnection rules

Telecommunication operators must publish a public interconnection offer on both economic and technical conditions and are subject to the “General Interconnection Regulatory Framework” promulgated by ANATEL in 2005.

The free negotiation process for interconnection charges has been extended and will proceed until a “cost based” reference interconnection value is set by ANATEL. Under a specific Resolution, ANATEL developed a new model to determine reference costs for the use of mobile networks by providers who have Significant Market Power. These values will be used in arbitration cases involving termination rates by ANATEL.

In 2005, ANATEL issued a ruling for “Accounting Separation and Cost Accounting”, introducing the obligation of presenting the Accounting Separation and Allocation Document (Documento de Separação e Alocação de Contas—“DSAC”) by the licence holders and groups holding significant market power in the offering of fixed and/or mobile network interconnection and wholesale leased lines (Exploração Industrial De Linha Dedicada—“EILD”). Starting from 2006 (for fixed operators) and 2008 (for mobile operators), operators (TIM included) are delivering the requested information to ANATEL. The effective application of cost oriented interconnection charges is expected in 2012.

Item 4. Information On The Telecom Italia Group	Regulation

Main regulatory developments in 2010

–

MVNOs: in November, 2010, ANATEL approved a resolution establishing the rules to permit the exploration of mobile services by means of a virtual network, based on commercial agreements between established operators and virtual operators. TIM was the first mobile operator to negotiate a contract with a virtual authorized operator and is a pioneer in the discussion of the theme with the regulator.

–

Frequencies: in December 2010 the auction for the assignment of a new portion of spectrum in the 2.1GHz, H band, reserved to 3G services, and other left over frequencies in the 900 MHz and 1800 MHz bands not assigned in previous auctions. 11 out of the 13 lots available in the H band were awarded to Nextel (which has traditionally offered trunking services in Brazil).

TIM, Vivo and Claro won blocks of spectrum in the 1700/1800 MHz band. Tim Brasil, in particular, won individual blocks of frequencies in 8 service areas, strengthening its presence in the North, Santa Catarina, Minas Gerais and Parana regions.

–

Refarming: In August 2010, ANATEL approved a resolution for the destination of the 2.5 GHz spectrum to mobile services after 2013. Destination of this spectrum in rural areas will prioritize Multichannel Multipoint Distribution Service (“MMDS”) operators and in urban areas will prioritize mobile operators.

–

Mobile Termination Rates: It is expected that ANATEL will adopt a resolution on the reduction of fixed to mobile rates which derives from a reduction on the respective wholesale interconnection levels on termination. In the relevant public consultation ANATEL proposed a real reduction of the F-M rates of -10% in 2011 and -10% in 2012 based on nominal declines.

For the future, ANATEL intends to establish the reference tariffs of SMP (Significant Market Power) operators basing on fully allocated historic costs. The implementation of a cost model should be completed in 2012, and will imply a reduction of the mobile termination rate.

–

National Broadband Plan: The Brazilian government approved in May 2010 a National Broadband Program to extend national broadband coverage by 2014. The plan includes the reactivation of Telebras, which is responsible for managing and operating a national fibre network, and a new framework aimed at reducing the wholesale connectivity price and consequently allowing a more affordable price of “entry level” broadband residential connections.

Other measures included in the plan are represented by fiscal incentives to induce the operators to offer broadband access to low income families, public investments in research and financial support to national industries.

–

Concessionaries Contracts: In May 2011, ANATEL will be updating the contracts assigned to Concessionaries and in particular will indicate new obligations related to the fixed line universal service obligations (“Plano Geral de Metas de Universalização”- “PGMU”), namely referring to backhauling, public pay phones and telephone services for families with low incomes among others.

–

Leased Lines: A public consultation on the proposal to modify the regulation on the leased lines is currently underway (until March 18, 2011) and will lead to a more efficient wholesale regulation taking into account the operational needs of alternative market players.

–

Competitive Framework (“PGMC”): In the next coming months, a new “Competition Framework” will be defined and prior adoption will be the subject of a Public Hearing and a Public Consultation. It will set out clear criteria for designating operators with Significant Market Power, and the specific regulations they will have to follow in the wholesale access market.

4.3.5    TELECOMMUNICATION REGULATORY FRAMEWORK IN ARGENTINA

Telecom Argentina and Telecom Personal operate in a regulated industry. Regulation not only covers rates and service conditions, but also the terms on which various licensing and technical requirements are imposed.

The activities of Telecom Argentina and Telecom Personal are supervised and controlled by the CNC (“Comisión Nacional de Comunicaciones”, a governmental agency under the supervision of the SC (“Secretaría de Comunicaciones”), which is presently supervised by the Ministry of Federal Planning, Public Investments &

Item 4. Information On The Telecom Italia Group	Regulation

Services. The SC has the authority to develop, enforce and implement policies which are applicable to telecommunications services, to review the applicable legal regulatory framework, to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	the Privatization Regulations, including the List of Conditions and the Transfer Agreement;

•	the Licenses granted to Telecom Argentina and its subsidiaries;

•	the Rate Agreements; and

•	various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Other related laws:

Public Emergency Law. As a consequence of the severe and ongoing deterioration of Argentina’s economic situation, on January 6, 2002 the Argentine government enacted the Public Emergency Law No. 25,561 and other applicable regulations. It introduced measures that have had and may continue to have a significant impact on the operations of Telecom Argentina, particularly on fixed telephony regulated rates (end of “Convertibility US$ 1 = $Arg 1” and freezing rates).

Buy Argentine Act. In December 2001, the Argentine government passed Public Law No. 25,551 (the “Compre Trabajo Argentino”). The Act requires Telecom Argentina to give priority to national goods and services for the basic telecommunications services in any procurement related to the rendering of basic telecommunications services.

Regulatory Authorities abroad

Núcleo, Telecom Personal’s Paraguayan controlled company, is supervised by CONATEL (“Comisión Nacional de Telecomunicaciones”), the National Communications Commission of Paraguay.

Telecom Argentina USA, Telecom’s subsidiary, is supervised by the Federal Communications Commission (“FCC”).

Licenses granted as of December 31, 2010

As of December 31, 2010, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina: Local fixed telephony; Public telephony; Domestic and international long-distance telephony; Domestic and international point-to-point link services; Domestic and international telex services; Value added services, data transmission, videoconferencing and broadcasting signal transport services; and Internet access.

•

Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services.

•	Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

Revocation of the License

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of service;

•	a modification of corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the relevant Argentinean regulatory bodies;

Item 4. Information On The Telecom Italia Group	Regulation

•	any sale, encumbrance or transfer of assets which has the effect of reducing services supplied without the prior approval of the relevant Argentinean regulatory bodies;

•

a reduction of ownership of Nortel in the capital stock of Telecom Argentina to less than 51%, or the reduction of ownership of Sofora in the Capital Stock with voting power of Nortel to less than 51%, in either case without prior approval of the relevant Argentinean regulatory bodies;

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the relevant Argentinean regulatory bodies;

•	a bankruptcy of Telecom Argentina.

Liberalization of the Argentine Telecommunications Industry

In March 1998, the Argentine government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry. The plan provided for the issuance of a reduced number of competitive licenses and established the liberalization of basic telephony and international long-distance services during the time between October 8 and November 8, 1999. The Plan also liberalized pay telephone services and telephone service in rural areas, during 1998.

Some provisions of this Decree and related resolutions were modified by Decree No. 764/00. This Decree established a new general regulation of licenses, interconnection, Universal Services and radio- frequencies spectrum control, provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began.

This Decree established a new Regulation of Licenses based on a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international services. Also, it established a new Interconnection Regulation that includes the obligation to give transparent networks interconnection and to publish a R.I.O. (Reference Interconnection Offer) with the infrastructure elements and services that the dominant operator is required to provide. The interconnection commercial conditions are defined by free agreement between parts, but cost for basic interconnection elements are established in this regulation.

The Decree 764/00 provides for the obligation to implement Number Portability, local loop unbundling; these regulations are not yet implemented. Particularly, Number Portability will be implemented for mobile services only, by the end of 2011.

Since the end of the Exclusivity Period the Regulator has granted a number of licenses to, among others, independent fixed line service providers, mobile and cable operators, cooperative operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. As of December 31, 2010, more than 500 licenses for local and/or long distance services, payphones and Value Added Services had been granted.

The main licensees providing local and/or fixed long-distance telephone service are Telmex, Global Crossing, Comsat, IPlan, Telephone2, Telefónica (in the Northern Region), Telecom Argentina (in the Southern Region), among others.

The Pesification and freezing of rates for fixed telephony—Contract renegotiation

The Price Cap was a regulation method applied in order to calculate changes in Telecom Argentina’s basic services rates, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor. However, in October 2001 a preliminary injunction against Telecom Argentina prohibited Telecom Argentina from applying rate increases by reference to the U.S. C.P.I.

Finally, Public Emergency Law No. 25,561 explicitly prohibited rate adjustments. As of the date of this Annual Report, the pesification and the freeze of regulated rates remains in force therefore the price cap regime is suspended and it is unknown if and when it will come back into effect or be replaced by other rate regulation procedures.

In accordance with the Public Emergency Law, in January 2002, rates for Basic telephone services and long distance services were converted to Argentine pesos and fixed at an exchange rate of ARS1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiation between Telecom Argentina and the Argentine government. The Public Emergency Law has been subsequently extended through December 31, 2011.

Item 4. Information On The Telecom Italia Group	Regulation

On March 6, 2006, Telecom Argentina executed a Letter of Understanding with the Argentine government pursuant to which Telecom Argentina will be permitted to raise the termination charge for international incoming calls, the extension of the time bands for peak-hour rates applied to local and domestic long distance calls, and incorporate certain modifications to the current regulatory framework.

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary administrative steps. As of the date hereof, such fulfillment has yet to occur. Although Telecom Argentina’s Management believes that the contract renegotiation process will be satisfactorily completed they are unable to predict the outcome of the negotiations that are continuing with regard to further rate increases and the rate scheme which will be applied in the future. Also, they are unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements.

Last relevant regulatory events

Universal Service (“SU”) Regulation. Regulations, published on April 4, 2008, approved a new Universal Service regime. As with the previous one, the regulations require telecommunications service providers to contribute 1% of their revenues to the SU Fund and this regulation keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

The regulations established that the SC will review SU initial programs which were established under the previous regulation, guaranteeing the continuity of SU programs already being administered and implementing programs that had been under review. Also, the SC will create future SU programs while the telecommunications providers appointed to participate in such programs will be selected by competitive bidding.

New SU programs. In April 2009 the SC created a new program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. This program seeks to provide fixed telephony services in 1,491 towns and Internet in its schools that currently don’t have these services.

On December 1, 2010 the SC created two new programs called “Internet for Schools” and “Internet for Libraries” respectively, to be subsidized by the SU Fund. The goal of these SU programs is to provide BroadBand Internet access to this kind of official institutions, following a bidding process to select the future provider.

New SU contribution methodology. On November 11, 2010 the SC issued a resolution with a new deposit methodology for the contributions to the SU Fund. This resolution also defines that the operator must deposit in the SU Fund the amount owed for the period July 2007 to December 2010. The operators, mainly incumbent operators, have exempted of that obligation up to SC approve, valuates and audits SU initial programs provided for these operators.

At the date of issuance of this Annual Report, the SU initial programs are still pending of approval by the SC.

In January 2011, the SC established the procedures that allows licensees to present investments projects for development of its own network in areas of SU, to be subsidized with the amount of the contribution to SU for the previous period, January 2001 to June 2007.

SU In Telecom Argentina. Telecom Argentina has provided and continues to provide SU initial programs and have not received set-offs for providing services as required by the SU regime. As a consequence of that Telecom Argentina has filed its calculations for review by the regulatory authority and is waiting resolution.

Item 4. Information On The Telecom Italia Group	Regulation

SU In Telecom Personal. Since January 2001, Telecom Personal has been recording a provision related to its obligation to make contributions to the SU Fund up to June 2007. In addition, since July 2007 Telecom Personal has deposited the corresponding contributions up to November 2010 (amounting to 112 million Argentine pesos) into a SU Fiduciary Fund.

Spectrum. Telecom Personal understands that Telefónica Moviles S.A. has completed the return of frequency bands (850 MHz and 1.900MHz.) exceeding its 50 MHz. spectrum cap. These bands are now available to be reassigned by SC. Telecom Personal has presented successive requests to the SC demonstrating its interest in participating in the reassignment process of this spectrum bands, but the SC has not yet defined when the auction will be held.

4.3.6    BROADCASTING REGULATORY FRAMEWORK IN ITALY

Consolidated Act on Broadcasting (Legislative Decree 177, July 31, 2005) and Legislative Decree 44, March 15, 2010.

Broadcasting activity in Italy is mainly regulated by the Consolidated Act on Broadcasting (Legislative Decree 177, July 31, 2005), recently amended by Legislative Decree 44, March 15, 2010 (“Decree 44”), implementing the Audio Visual Media Services (“AVMS”) Directive, which entered into force on March 30, 2010.

Decree 44 introduced changes in the audiovisual legislation in the areas of advertising and product placement, promotion of European works, short extracts rights, protection of minors, and extends regulation to non linear audiovisual services.

AGCom is implementing the new rules through regulation, including adjustment of authorisation titles already released prior to the new rules.

With respect to advertising on linear services (TV channels) the rules on the positioning of advertisements have been relaxed, providing more freedom in the way advertising is inserted in TV schedules.

With respect to time limits for advertising, the Decree has substantially confirmed the hourly and daily limits for free to air TV channels, while it has reduced hourly limits for pay-TV channels which will have to gradually reduce advertising from 18% in a given hour applying in 2010 to 12% in 2012.

The Decree also allows for product placement, in line with the rules set by the AVMS Directive, which limits this opportunity to screening of movies, fiction, sports programmes and entertainment. The implementation of the rules is taking place through self-regulation.

Protection of minors has been reinforced, in particular as regards pay-tv services and on demand services. All audiovisual media service providers will have to adopt a “Classification System” of contents directed at protecting minors as well as specific technical measures in terms of parental control.

The rules on promotion of European works have been renewed and this has resulted in an update of the regulatory framework on transmission and investment quotas. Telecom Italia Media will maintain the exemptions it obtained under the previous regulatory framework, in particular as regards quotas on programs for minors and on recent Italian movies.

The Decree also amends the rule on secondary rights for independent producers. A new regulatory scheme has been approved and Telecom Italia Media considers positively this new scheme as it implies limited obligations towards independent producers.

Finally, in line with the AVMS Directive, Decree 44 extends regulation to non linear audiovisual services. An audiovisual media service provider is identified as one having the editorial responsibility of the contents provided in the catalogue. On the basis of the new regulation which became effective in January 2011, Video On Demand (“VOD”) service providers whose income is over 100,000 euros will have to apply for a general authorization.

Item 4. Information On The Telecom Italia Group	Regulation

With respect to digital terrestrial television, the plan for the implementation of Logical Channel Numbering (“LCN”) was implemented during 2010.

On the basis of the relevant criteria, Telecom Italia Media’s generalist national channels—La7 and MTV—have been given numbers 7 and 8, respectively, in the LCN.

Telecom Italia Media and MTV Italia have also obtained numbers for their only digital channels (La7D and MTV+), shifted channels, HD channels and catch up tv services, on demand and interactive services.

Two main local broadcasters have appealed the awarding of a one digit LCN to Telecom Italia Media and MTV, who have opposed such appeal in order to preserve the assignment of number 7 and 8, since the presence of their TV channels in the first ten numbers of the LNC is a significant commercial advantage pending the easiest access to the first 9 channels from customers. The discussion will take place in July 2011.

Switch-off timetable

The complete switch-off of analogue TV and conversion will take place by December 31, 2012.

In 2009, complete switch off took place in the following Italian Regions: Sardegna, West Piemonte, Valle d’Aosta, Trentino Alto Adige, Lazio and Campania.

In the second half of 2010 complete switch off took place in East Piemonte, Lombardia, Emilia Romagna, Veneto, Friuli Venezia Giulia.

By the end of 2010 almost 70% of the Italian population was only digital.

The Regions Liguria, Toscana, Umbria, Marche, Abruzzo and Molise are expected to switch off in 2011, while Puglia, Basilicata, Calabria and Sicilia in 2012.

Digitalization of broadcasting networks and frequencies

In response to the EU infringement procedure 2005/5086 against Italy, the Government approved in June 2008, Law No. 101, which abolishes the special licensing regime for digital terrestrial network operators and introduces the authorization regime in line with the Code of Electronic Communications and the EU Directives.

As a consequence, the licenses granted have been converted to general authorizations lasting 20 years.

The European Commission has positively evaluated the changes introduced with law 101/08, but has asked that more spectrum resources should be assigned to new entrants (Digital Dividend). In response to these further requests, AGCom has established the criteria for the complete digital conversion of the television terrestrial networks.

AGCom has established that the National Plan of Assignment of the Frequencies (“PNAF”) which will provide for 21 national DVB-T (Digital Video Broadcasting- Terrestrial) networks with 80% coverage of national territory and 4 DVB-H (Digital Video Broadcasting- Handheld) national Networks. Out of the 21 National DVB-T networks, 8 are to be used for the conversion of existing analogue networks, 8 for existing digital networks, and 5 will constitute the Digital Dividend to be assigned on the basis of competitive bidding procedures.

The Ministry of Economic Development—Communication Department—has assigned to the Telecom Italia Media Group only 3 DVB-T Networks (out of the 4 Networks managed by the Group). The Telecom Italia Media Group has appealed against this assignment in order to safeguard its interests.

As regards the Digital Dividend, AGCom issued a decision on the criteria to be adopted in the tenders for the assignment of the Digital Dividend. The Digital Dividend is to be assigned in 3 different tenders, one consisting of 3 Networks/Muxes (Tender A) and the other of 2 Networks/Muxes (Tender B), plus a third tender for a DVB-H/DVB-T2 Network (Tender C). The decision confirmed the consultation document which presented a number of critical issues on which Telecom Italia Media had asked for changes. In particular, Telecom Italia Media has, in

Item 4. Information On The Telecom Italia Group	Regulation

our view, been mistakenly treated as an incumbent operator in the market for digital terrestrial networks. As a consequence Telecom Italia Media will be able to participate only in tender B (2 DVB-T Networks) together with Rai and Mediaset and in Lotto C (1 DVB-H/DVB-T2) Network, while it cannot participate in Tender A, which is being reserved to new entrants and minor operators, including Sky Italia, following the decision of the European Commission on July 20, 2010 to allow Sky Italia to participate in such tender.

The Telecom Italia Media Group has appealed against the above decision and against the EU Decision, with particular reference to the erroneous treatment of Telecom Italia Media as an incumbent operator.

PNAF and digital dividend for mobile services

AGCom issued a decision approving the National Plan of Assignment of the Frequencies necessary for the assignment of frequencies in the digital switch off areas as well as for the DVB-T Digital Dividend.

This decision also provides for a Digital Dividend for mobile service in the band 790-862 MHz after analogue broadcasting is switched off. The Italian Budget Law establishes that a tender for such frequencies should take place by September 2011, in order to guarantee the right of usage after such switch off. AGCom and the Ministry of Economic Development are taking steps to guarantee such tender by 2011.

Market 18 (co-location services)

RAI and Mediaset, identified as holding a joint dominance in the analogue broadcasting market, have published a Reference Offer for co-location services of transmitters on analogue sites, as established by the AGCom decision of April 2008, on “market 18”. The Reference Offers could establish a benchmark for co-location prices for digital sites.

AGCom, in March 2009, launched a new market analysis of the market for transmission networks. Following a public consultation, which was concluded in October 2010, AGCom published its analysis on February 19, 2011. The analysis concluded that the market for National digital DVB-T Networks is competitive and does not need to be regulated ex-ante. The Decision confirms the obligations previously set for a Reference Offer for co-location services of transmitters on analogue sites until complete switch off will take place (December 31, 2012).

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

Community.    A group of customers who have subscribed to specific offers which include special pricing for traffic towards other customers of the same telco.

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

MMDS (Multichannel Multipoint Distribution Service).    Also known as Wireless Cable is a wireless telecommunications technology, used for general-purpose broadband networking or, more commonly, as an alternative method of cable television programming reception.

MMS (Mobile Multimedia Services).    Represent an evolution of the SMS and the EMS service using various mono-medial elements (text, design, photos, video-clips and audio), which are synchronized and combined allowing them to be packed together and sent to GSM-GPRS platforms.

Modem.    Modulator/Demodulator. A device that modulates digital data to allow their transmission on analog channels, generally consisting of telephone lines.

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

OTT (Over the Top) players.    Operators offering contents and services on the internet without owning the proprietary TLC network infrastructure.

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

VDSL (Very-high-data-rate Digital Subscriber Line).    Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 100 Mbps in downstream (VDSL2).

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

Wi—Max (Worldwide Interoperability for Microwave Access).    The Wi—MAX—is a technology that allows wireless access to BroadBand telecommunications networks. It is defined by the Wi—MAX Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

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

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.5    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

General

As of December 31, 2010 and 2009, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2010				As of December 31, 2009
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of euros, except percentage)
Land	244	—	244	1.5	125	—	125	0.8
Civil and industrial buildings	810	1,124	1,934	11.7	495	1,246	1,741	11.6
Plant and equipment	12,184	—	12,184	73.6	11,586	—	11,586	77.2
Manufacturing and distribution equipment	28	—	28	0.2	31	—	31	0.2
Ships	—	—	—	—	26	—	26	0.2
Aircraft	—	—	—	—	—	—	—	—
Other	790	11	801	4.8	621	7	628	4.2
Construction in progress and advance payments	1,317	42	1,359	8.2	833	43	876	5.8

Total	15,373	1,177	16,550	100.0	13,717	1,296	15,013	100.0

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications, most of which are located throughout Italy. There are no encumbrances that may affect our utilization of our property or equipment.

Real Estate (Land, Civil and Industrial Buildings)

As of December 31, 2010, the Company owned many buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

On December 31, 2010, Tim Brasil group owned approximately 116,347 square meters and leased approximately 1,167,922 square meters of real property, all of which were available for installation of our equipment. Tim Brasil group also leases approximately 144,258 square meters and owns approximately 66,722 square meters of office space.

Network Infrastructure (Plant and Equipment)

The Telecom Italia Group network infrastructure includes the domestic and international fixed network, the domestic mobile network, the Brazilian mobile network and the Argentinean and Paraguayan Networks. See “-4.4 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic Fixed Network

General.    Our domestic fixed network consists of 33 Gateway Areas (each gateway area has two interconnection points enabling information to be exchanged between the fixed and mobile networks) and 628 main local switches (only for fixed OLOs). Each local switch belongs to only one of the 33 gateway areas. Since October 2010 is possible also the interconnection in 12 Aggregation Areas with Backbone Nodes (“BBN”). The long-distance fixed network (Arianna SDH and Phoenix) routes 4,544 VC4. The fixed long distance network also includes 128 optical channels 2.5 Gbps point to point and 520 optical channels 10 Gbps point to point (also called lambdas from the greek letter l used for wavelength in physics). The fixed copper network includes 111.7 million km of copper pairs.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

At December 31, 2010, the domestic fixed network consisted of the following:

Exchange areas	approximately 10,400
Switching areas	628 Urban Group Stages (SGU)
Gateway areas	33
Aggregation areas	12
Copper network	111.7 million kilometers-pair
Fiber optic access/carrier network	4.3 million kilometers-line
Long Distance VC4	4,544
Long Distance Lambda	128 2.5 Gbps, 520 10 Gbps
BroadBand/ADSL network	8,887 local switching areas covered
IPTV (Internet Protocol TV)	1,804 local switching areas covered
POP main data networks	32

SDH and ATM.    Our Synchronous Digital Hierarchy (“SDH”) transmission systems operate on fiber optics from 155 Mbit/sec up to 10 Gbit/sec. Work on the development of the national network (Long distance) that, by use of the latest generation of SDH technologies and the optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for the transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2010. In order to reduce the number of fibers used, DWDM systems have been used to multiply by a factor of 12 up to 40 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections.

In November 2002, Telecom Italia introduced a new generation of Optical Digital Cross Connect (“ODXC”) on the domestic fixed transmission backbone in order to progress with the transition from a national network based on a SDH rings architecture, towards the new generation of meshed ASTN (Automatically Switched Transport Network) optical backbone. In 2010, Telecom Italia did not add any ODXC nodes but increased the capacity of existing links and nodes. The evolution of the transport network towards a completely optical network will increase the operating capacity for all types of traffic, from voice to Internet.

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

OPB (Optical Packet Backbone).    In 2010 we continued to introduce into the network the Terarouter equipment, deployed in some of the most important PoPs of the network. At the end of 2010 OPB Network had Terarouter nodes in the following twenty-one PoPs: two “Centro Stella” PoPs in Rome, two “Centro Stella” in Milan (Inner Core PoPs) and the OPB PoPs located in Naples, Turin, Florence, Palermo, Bari, Bologna, Brescia, Padua, Catania, Nola, Venice, Pisa, Ancona, Taranto, Modena, Verona and Catanzaro (Outer Core PoPs).

The OPB network is used to transport:

•	Internet traffic of residential, business and Wholesale customers;

•	VPN traffic (Virtual Private Network) of business customers;

•	Voice traffic;

•	Video traffic related to IPTV services.

OPM (Optical Packet Metro).    At the end of 2010 OPM consisted of 30 metro-regional networks to collect traffic to and from residential customers through DSLAM IP to supply the IPTV and ADSL2+ services. The OPM network is also used for backhauling UMTS through the GBE (Gigabit Ethernet) transport, aggregation as well as direct connection (Node B over optical fiber).

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

Gigabit Ethernet Access.    Work continued on construction of the network to support the marketing of services based on Gigabit Ethernet technology (the Ethernity, Hyperway and Genius services on GBE optical access). At the end of 2010, services with GBE optical access covered 37 towns in Italy.

Network quality and productivity.    Following the completion of the porting of all the OSS systems on OPEN platforms in 2006, we completed in 2007 the integration of the supervision systems of the fixed and mobile networks and of the platforms for service creation. This resulted in a 15% saving on activities previously performed by the separate systems.

BroadBand/ADSL network.    Telecom Italia’s BroadBand network offers hi-tech telecommunications services and multimedia applications. In 2010, the commercial services offering access to ADSL for residential customers, business customers and Internet Service Providers were extended to 7,045 towns (compared to 6,925 at the end of 2009). Commercial services for the business sector include using ADSL in urban areas to access the IP and ATM services supplied by data networks. Services for ISP include the supply of ATM accesses with ADSL access to the public, leaving the ISP to handle relations with the customer. At the end of 2010 8,887 local switching areas were covered by ADSL technology (compared to 8,671 at the end of 2009).

NGN FTTx (Next Generation Network Fiber To the x).    In 2010 Telecom Italia continued to deploy a New Generation Access Network (“NGAN”), based on fiber optical cables and GPON (Gigabit capable Passive Optical Network) technology. First deployments (in 2008) were done using Fiber To The Building (“FTTB”) architecture and new generation cabinets, equipped with VDSL2 cards; since 2009, Telecom Italia’s NGAN has been deployed on Fiber To The Home (“FTTH”) architecture and about 520,000 households had been passed by the end of 2010, mainly in the central area of Milan, Rome and Catania. Fiber optical deployment was available in 20 central areas of Milan, 4 central areas of Rome and 2 central areas of Catania, where Telecom Italia laid new optical cables or acquired (only in Milan) the right of use (IRU approach) for 15 years on fiber optics from Metroweb (a utility that already owns a widespread optical access network in Milan).

Fiber optic cables.    At December 31, 2010, approximately 4.3 million kilometers of fiber optic cables have been installed for access and transport, of which approximately 1.2 million kilometers are installed in the long-distance network. Fiber optic cables significantly increase network capacity and make it possible to offer hi-tech services based on the simultaneous transmission of various types of signal, such as voice, data and video. To make these services more widely available, Telecom Italia is evaluating the introduction of fiber optics to the access network.

IPTV (Internet Protocol TV).    “Quadruple play” is regarded as having significant value since customers find themselves immersed in an environment that can be exploited on several levels and able to supply a vast range of services. IPTV is an important part of this evolution. In 2006 the first commercial service was launched, involving 836 exchange areas and 258 towns. In 2010 the commercial service with access to IPTV technology has been expanded to 1,804 exchange areas (compared to 1,443 at the end of 2009). IPTV is considered a key component in providing customers with access to information in any form, anywhere, through fixed and mobile infrastructures as the situation demands.

Domestic Mobile Network

The domestic mobile network consists of the 2G (second generation) network, which includes GSM equipment, and the 3G (third generation) network, for UMTS equipment offering hi-tech services (including video).

As of December 31, 2010, the Telecom Italia GSM/EDGE network consists of 14,852 radio base stations (compared to 14,632 at December 31, 2009, an increase of 1.5%) and 762,032 radio channels (an increase of 1.53% compared to 750,520 at the end of 2009). The network also includes 456 Base Station Controllers (“BSC”) (no change since December 31, 2009).

During 2010 planning and implementation of the UMTS network continued. The Telecom Italia UMTS network consists of 12,553 radio base stations (compared to 12,258 at December 31, 2009, an increase of 2.41%) and 1,841,968 radio channels (an increase of 3.5% compared to 1,779,600 at the end of 2009).

We continued the implementation of the network plan to distribute the High Speed Downlink Packet Access (“HSDPA”) and the High Speed Uplink Packet Access (“HSUPA”); these systems aim to increase the overall speed of the data transmission package offered by UMTS.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

At the end of 2010 all UMTS stations are able to perform 14.4 Mbit/s. This is a technical availability . The dimensioning depends on local needs.

Telecom Italia began to implement 21 Mbit/s HSPA+performance in Rome and Milan.

Also operating on the network are 100 Radio Network Controllers (“RNC”) (an increase of 6 units as compared to the end of 2009).

At December 31, 2010, the GSM network includes: 17 MSC exchanges, 10 transit exchanges and 9 gateways.

At December 31, 2010, the GSM/UMTS core network includes: 61 MSC servers, 82 MGWs, 48 Home Location Registers (“HLRs”), 20 Gateway GPRS Support Nodes (“GGSNs”) and 48 Serving GPRS Support Nodes (“SGSN”).

International Fixed Network

Telecom Italia Sparkle manages international wholesale services (Voice, Data and IP) and retail services for multinational customers by means of an international network including:

•	a fully integrated proprietary cross border backbone operating mainly in Europe and in the United States;

•	bilateral connections.

The coverage of the Mediterranean and of Central and South America is provided by the interconnection with LAN MED NAUTILUS backbones.

The international network connects more than 500 operators all over the world with a span of approximately 450,000 Km on submarine systems reaching all the main regions worldwide.

The cross-border backbone integrates 4 regional networks:

•	Europe (PEB);

•	Latin America backbone;

•	Mediterranean basin backbone;

•	USA backbone.

In detail:

•

PEB (Pan European Backbone).    Proprietary fiber optic network spanning the main European countries: Italy, France, United Kingdom, Netherlands, Belgium, Germany, Switzerland, Austria, Spain, Czech Republic and Slovakia. The overall length of the entire backbone is 55,000 km.

The backbone is a multiservice integrated network (Voice, Data, IP) based on DWDM (Dense Wavelength Division Multiplexing) and SDH (Synchronous Digital Hierarchy) transport techniques and on the Softswitch and IP/MPLS (Internet Protocol/Multi Protocol Label Switching) switching techniques. With respect to switching technologies, the network is equipped with class 4 softswitches and IP routers. The DWDM and SDH transmission technologies are based on 10 Gbit/s and 40 Gbit/s lambdas with traffic protection mechanisms such as MS SPRING (Multiplex Section Shared Protection Ring), SNCP (Sub Network Connection Protection), MSP (Multi Section Protection) and “meshed” network.

•

Latin American backbone.    High-capacity backbone based on fiber optic ring networks, terrestrial and submarine, with an overall length of 30,000 km, including the Miami-New York section. The ring, which has automatic optical traffic protection and a capacity up to 320 Gbit/s, connects the main cities of South America to Central and North America.

•

Mediterranean backbone.    Submarine ring network, with a highly reliable configuration, a total length of 7,000 km and a capacity up to 3.84 Tbit/s connecting the main markets of the Mediterranean area: Italy, Greece, Cyprus, and Israel. Currently, the main landing points are Catania, Athens, Chania-Crete, Haifa and Tel Aviv.

•	USA backbone. Proprietary high capacity terrestrial backbone with POPs in: Newark, New York, Miami, Ashburn, Atlanta, Chicago, Palo Alto, Los Angeles and Dallas.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

The services supplied include voice, IP and managed bandwidth in Europe and in the U.S.A., and managed bandwidth and IP in the Mediterranean and in South America. The platform for services to Multinational Corporate Clients (“MNC”) is integrated with the cross-border network.

In 2010 the Pan European Backbone was upgraded in order to keep up with the IP/Data traffic growth. A new metro ring has been deployed in Paris while capacity has been increased on the London and Frankfurt city rings towards the main telehouses. As for the IP backbone, the trunks among the main POPs have been expanded and significant upgrades have been undertaken in the Milan, Frankfurt and Palermo POPs. A new IP POP has also been added to the backbone in Amsterdam while Telecom Italia Sparkle’s North America subsidiary expanded the POPs in Chicago, Palo Alto and Miami and the New York-Ashburn and Newark/New York-Miami trunks.

In Singapore the IP platform and the fiber backhaul have been upgraded and a new IP POP has been added in Hong Kong for Wholesale customers.

In order to increase connectivity towards Africa, the Mediterranean and the Middle and Far East countries, the SEA-ME-WE3 submarine cable has been upgraded. In addition, a new submarine cable, IMEWE, with a total length of 12,000 km and a capacity up to 3.84 Tbit/s, has been deployed connecting France, Italy, Egypt, Lebanon, Saudi Arabia, United Arab Emirates, Pakistan and India.

TI Sparkle has also committed in the next SEA-ME-WE3-4 upgrade that will be delivered during 2011.

A new Italian backbone has also been built based on DWDM Ultra-Long-Haul technology linking the main cable stations (Catania, Mazara, Palermo, Trapani, Bari) to the POPs of the PEB backbone.

In order to serve east Africa customers, a new POP IP has been built in Djibouti in partnership with a local operator.

In 2010 the VoIP (Voice over IP) capabilities have been expanded with upgrades on the softswitch platform and with additional SBCs (Session Border Controller). Upgrades and new capabilities have also been deployed on the platform handling pre-paid traffic.

Actions to complete the services portfolio for mobile operators have included upgrades of SMS Hub and SMS-Transit platforms.

As for the service portfolio for multinational customers, network upgrades have been implemented in the Bratislava, Praga, Bucharest, Rome and Paris POPs.

Mediterranean backbone

Cable upgrades have been deployed for supporting sales in the Greek and Israeli markets (+130Gbit/s in total). A new metro ring has been built in Athens along with new routers for Multi National Customers deployed in Athens and Istanbul.

Latin American Backbone

Cable upgrades of 60Gbit/s have been deployed on the SAC and MAC rings. In addition, a new IP POP for wholesale customers has been built in Rio de Janeiro.

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

As of December 31, 2010, we had 100 mobile switches, 13,877 radio base stations and approximately 16,200 kilometers in fiber optic cable networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

The Tim Brasil plans to invest up to 8,5 billion of Brazilian reais in capital expenditures, in accordance with its strategic plan for the years 2011-2013.

Argentinean and Paraguayan Network

Telecom Italia Group’s operation in Argentina are carried out in two major areas. Voice, data and Internet services (provided through Telecom Argentina) and wireless services (provided through Telecom Personal). In Paraguay, there is only a wireless operation (through Núcleo).

Based on the above, the major fixed assets owned by these companies are comprised of outside plant (external wiring), access facilities (radio base stations) for the wireless system, switching equipment to connect calls to and from fixed and mobile customers, and transmission equipment to interconnect all switching equipment. The transmission facilities are used by both areas, “mobile” and “fixed”. Also the computer equipment, including software, is a very important asset of the Argentina Business Unit.

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

5.1    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analyses of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB (designated as “IFRS”). Our reported financial condition and results of operations as reported under IFRS are based on the application of accounting methods which involve the use of subjective assumptions and estimates that underlay the preparation of our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available. Actual results could differ, even significantly, from these estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management carefully considers and evaluates the various alternative accounting methods to adopt with a view to providing financial statements which faithfully represent the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects and in accordance with IFRS.

Since our selection and application of accounting policies involve judgments and other assumptions affecting the application of those policies, reported results are sensitive to changes in conditions or assumptions of Management and these are factors to be considered when reading our Consolidated Financial Statements. We believe the critical accounting policies described below involve the most significant subjective assumptions and estimates used in the preparation of our Consolidated Financial Statements under IFRS.

Revenue recognition

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators.

Revenues for delivering information or other content are recognized when the information or content is delivered to the customer. In the event that the Group is acting as agent only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). To determine the expected duration of the relationship with customers we perform an analysis of our historical customer relationship trends.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the consolidated statement of financial position.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

For offerings which include the sale of mobile handsets and service contracts, we recognize revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value. The determination of fair values in the telecommunications business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace.

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

Acquisition accounting, goodwill and purchase price allocation

We have entered into certain acquisitions and in the future may make further acquisitions. The calculation of the purchase price, and the subsequent allocation of that purchase price to the fair value of the assets acquired and liabilities assumed, is critical due to the long-term impact on the separate consolidated income statement.

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

The purchase price allocation requires that all assets and liabilities be recorded at fair values which requires significant estimates and judgements to be made. A change in any of these estimates or judgments could change the amount allocated to the assets and liabilities. The resulting change in the purchase price allocation to assets or liabilities has a direct impact on the final amount of the purchase price that is allocated to goodwill.

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

These could have a significant impact on both the level of total goodwill and ultimately on the separate consolidated income statement.

Accounting for transactions on interests in group companies

We have entered into certain transactions on interests in Group companies, and in the future we may make further similar transactions.

Under IAS 27, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the parent.

Impairment of assets

The determination of impairment of intangible and tangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment.

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

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or groups of cash-generating units which is expected to benefit from the acquisition.

Allocation is made to the lowest level at which goodwill is monitored for management purposes and that lowest level is not larger than the operating segment determined in accordance with IFRS 8 (Operating Segments).

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units), to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon of three years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

The value in use of a cash-generating unit which operates in a foreign currency is estimated in the local currency by discounting cash flows to their present value on the basis of an appropriate rate for that currency. The present value obtained is translated to Euro at the spot rate on the date of the impairment test.

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

•

Intangible and tangible assets with a finite useful life.    At every annual or interim closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization. When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate consolidated income statement. When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

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

Derivative financial instruments

Telecom Italia enters into several different types of derivative contracts in order to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits. The changes in the fair value of derivatives which do not qualify for hedge accounting, fair value hedge derivatives and the ineffective portion of cash flow hedge derivatives are recognized in the separate consolidated income statement in the period of change. The gain or loss on the effective portion of qualifying cash flow hedges is recognized directly in a specific equity reserve. The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time as the hedged transaction affects the separate consolidated income statement. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. We rely on these pricing models when external fair values are unavailable. The estimates regarding future prices require estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future could differ from these estimates, therefore producing different financial results.

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity is considered a “Defined benefit plan, except when employees, starting from the year 2007, choose to direct their accruing indemnity portions to supplementary pension funds or to the Treasury Fund managed by the State Social Security Institute (INPS); in such case the employee severance indemnity is classified as a “Defined contribution plan”.

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

differences resulting from the different treatment of certain items for consolidated financial and tax reporting purposes. Temporary differences result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Deferred tax assets are recognized to the extent that their realization is probable. The realization of deferred tax assets depends, among other things, on the company’s ability to generate sufficient taxable income in future years and the reversal of taxable temporary differences, taking into account any restrictions on the carry-forward of tax losses. Various factors are used to assess the probability of the future realization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss carry-forward periods, and tax planning strategies. If actual results differ from these estimates or, if these estimates must be adjusted in future periods, the financial position, results of operations and cash flows may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and the consequent effects recognized in the separate consolidated income statement.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

5.2    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2010

5.2.1    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Increased competition continues to have a significant impact on the development of our business.

Key trends affecting our core businesses are:

Domestic Business Unit

Telecommunications are strengthening their central role in society, driven by the growing importance of Broadband, both fixed and mobile. The ongoing convergence of Telecommunications, Information Technology, Media and Consumer Electronics has led to greater competition and faster innovation, thus increasing the industry’s complexity. These macro factors have, and continue to have a material impact on how we plan for, and manage our business.

In the Italian Telecommunications market there has been a reduction in consumer spending for both fixed and mobile services, driven by a decline of traditional voice services, only partially offset by the growth of new Broadband services.

The main strategic priorities and objectives of Telecom Italia in the Domestic market are: protect the value of voice services and market shares; strengthen Broadband positioning; develop innovative services: (eg: home gateway and content enrichment; over the top services; cloud computing); further operating expense efficiency and optimization of capital expenditures.

Brazil Business Unit

Growth in the Brazilian Telecommunications market is driven by Mobile. Significant trends include acceleration of fixed to mobile substitution and the further development of BroadBand.

Mobile Broadband represents in Brazil a competitive alternative to Fixed Broadband, considering the country’s geography and fixed network characteristics.

In light of these market trends, TIM Brasil’s main strategic priorities and objectives are: grow its customer base and increase its market share; consolidate as the second mobile operator in the Brazilian market; drive fixed to mobile substitution; further development of mobile internet to strongly increase VAS share of service revenues; strengthen the network infrastructure; improve profitability and cash generation.

Argentina Business Unit

As regards to the telecommunications market in Argentina, the fixed line market (Voice) is expected to remain stable in line with the evolution of recent years. Telecommunications market growth is expected to be driven by fixed and mobile Broadband.

The main Telecom Argentina’s strategic priorities and objectives are: on fixed business, consolidate market share on fixed access and take steps to achieve a strong increase in Broadband lines; on mobile business, steady churn reduction and sound acquisitions in postpaid and mobile Broadband segments; boost innovative services both on fixed and mobile business; capex growth to support Broadband and Mobile development; solid FCF generation.

5.2.2    REORGANIZATION OF BUSINESS

The data of the Telecom Italia Group is presented in this 2010 Annual Report according to the following operating segments:

•	Domestic: includes operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the related support activities in Italy;

•	Brazil: includes mobile and fixed telecommunications operations in Brazil;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

•	Argentina: includes mobile and fixed telecommunications operations in Argentina, as well as mobile telecommunications operations in Paraguay;

•	Media: includes television network operations and management;

•	Olivetti: includes activities for the manufacture of digital printing systems and office products;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Following the sale in February 2010 of HanseNet, which was classified as a Discontinued Operation, the European BroadBand Business Unit was no longer presented as a separate business unit. The other companies of that business unit became part of Other Operations, until their sale in October 2010.

Starting from January 1, 2010 the companies Shared Service Center and HR Services, previously included under Other Operations, are included in the Domestic Business Unit.

On October 13, 2010, once the necessary government authorizations were obtained, an agreement was formalized for the transfer of an 8% stake in Sofora—the holding company which controls Telecom Argentina—from the Werthein group to Telecom Italia International, as established in the agreements signed between the Telecom Italia Group and the Werthein group on August 5, 2010.

The Antitrust and TLC Regulatory Authorities approved the transaction that allowed the Telecom Italia Group to raise its stake in Sofora to 58% and thus obtain control of the Telecom Argentina group. Consequently, the chain of control of Telecom Argentina at December 31, 2010 shows that Sofora is owned 58% by the Telecom Italia Group and 42% by the Werthein group. Sofora, in turn, controls the entire ordinary capital stock of Nortel lnversora S.A. which controls Telecom Argentina with a 54.74% stake in the latter.

As a result of acquiring control Telecom Italia now fully consolidates the Sofora group (including Telecom Argentina) into its separate income statement and statement of financial position. Such consolidation began on October 13, 2010. The Sofora data represents the new Business Unit “Argentina” of the Telecom Italia Group. As a result, and for 2010 (which includes just over two and a half months) the full consolidation of the Sofora group had, and will have, a significant impact on the Telecom Italia Group’s consolidated results of operations. However, since the economic interest in Telecom Argentina, was 16.2% as of October 13, 2010 and December 31, 2010 (which as of the date of this Annual Report is 21.1%), it is this economic interest in the Sofora group’s net profit and equity which is attributable to the owners of the Parent.

For a description of these businesses, see “Item 4. Information on the Telecom Italia Group—4.2 Business Units”. For purposes of the following discussion selected financial data of each Business Unit has been provided for 2010, 2009, and 2008 consistent with the structure of each Business Unit at December 31, 2010.

5.2.3    NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 20-F, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”).

Such financial data is considered Non-GAAP financial measures as defined in Item 10 of Regulation S-K under the 1934 Act.

In this Annual Report the Non-GAAP Measure used relate to Net Financial Debt.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

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

	As of December 31,
	2010	2009
	(millions of euros)
Non-current financial liabilities	34,348	36,797
Current financial liabilities	6,882	6,941
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	—	659

GROSS FINANCIAL DEBT (A)	41,230	44,397

Securities, financial receivables and other non-current financial assets (B)	(1,863)	(1,119)

Current financial assets:
—Securities other than investments	(1,316)	(1,843)
—Financial receivables and other current financial assets	(438)	(1,103)
—Cash and cash equivalents	(5,526)	(5,504)
—Financial assets relating to Discontinued operations/Non-current assets held for sale	—	(81)

Total current financial assets (C)	(7,280)	(8,531)

FINANCIAL ASSETS (D = B + C)	(9,143)	(9,650)

NET FINANCIAL DEBT (A + D)	32,087	34,747

5.2.4    OVERVIEW OF 2010 RESULTS OF OPERATIONS

In 2010, we achieved the following in our domestic market:

•

in the Domestic Fixed Telecommunications Services Business BroadBand was the area of growth. In particular in the BroadBand business we continued with our strategy to attract the most valuable customers: we have been able to deliver a 1.5% year on year increase in ARPU (average revenue per user) which resulted in a 5.8% year on year growth of Broadband service revenues. The BroadBand portfolio at the end of December 2010 had around 7.2 million accesses; our market share was 54.8% and remained one of the highest among our peers. In the traditional Telephone business service revenues decreased by 9.9% year over year, reflecting the contraction of our customer base and traffic volumes due to increased competition, especially in the last quarter of the year. This negative trend was partly offset by growth in National Wholesale service revenues (+5.7% year over year), mainly related to the increase in the OLO customer base. It is worth noting, however, that in the fixed line access business, where we have a 68% market share, we strongly reduced line losses compared to 2009 (746 thousand line losses in 2010 compared to 1,255 thousand line losses in 2009), reaching our updated target of below 800 thousand. In the traditional telephone business the main strategy is to increase penetration of flat-rate voice packages and the proposition of the quoted integrated voice-BroadBand offers.

•

In the Domestic Mobile Telecommunications Services Business our repositioning strategy was based on value for money: we invested in price reductions to close the gap versus competitors on traditional services, to stimulate a significant volume rebound and provide value for money to our

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

customers. This strategy resulted in a reversal of the customer loss we have experienced in recent years with an increase of 162 thousand lines in 2010 compared to December 31, 2009 which stood at 31 million lines at year end 2010. At the same time we protected our mobile broadband portfolio, with approximately 6.3 million users (+26% year on year). Mobile Data continued to grow: interactive VAS revenues increased 8.4% year on year.

We protected our valuable customers through dedicated bundle offers (the so-called “tutto Compreso”) and we reintroduced a broad range of Smartphones, especially during the Christmas Campaign, pushing sales bundled with “high-value traffic packages” and “flat internet rate offers” (TIM x Smartphone). As a result there was an improvement in the number of handsets sold in the last quarter of the year.

In 2010, we achieved the following with respect to our international markets:

•

Brazil. Tim Brasil’s customer base grew in 2010 by 24.1% compared to 2009 (adding 9.9 million new costumers); its market share expanded to 25.1% from 23.6% in 2009. In terms of value market share (share in service revenues) Tim Brasil was the second largest Brazilian mobile operator. The company also recorded strong growth on its pre-paid segment increasing 25.7% year over year (reaching 43.5 million customers), while the post-paid clients increased 15.7% year over year (totaling 7.5 million subscribers).

Tim Brasil continued to focus on growth and profitability, through cost discipline and initiatives to increase revenue from value-added services, increase traffic volumes/usage and network service quality. On the cost side, Tim Brasil adopted a disciplined approach to client acquisition, credit analyses and operating expenses.

•

Argentina. In the Fixed Business the growth was mainly due to the increase in the Broadband business, focusing in a strategy of increasing the Broadband portfolio and the high value subscribers. Moreover, the ARPU of ISP Arnet increased (+13%) through the change in the pricing strategy and lower discounts offered to customers. During 2010, the BroadBand accesses increased 14% reaching 1.4 million accesses as of December 31, 2010. Rates for regulated voice services continued to be affected by the freezing established by the Public Emergency Law enacted in January 2002. During 2010, the lines in service increased 1% from 2009, influenced by market maturity and reaching 4.1 million as of December 31, 2010. The ARBU (average rate billed per user) increased 5% as a result of packs of minutes with fixed monthly charge. Data services grew basically due to the increase in customer base and the growth in market share of VPN IP dedicated circuits.

In the Mobile Business personal’s customer portfolio increased by 1.9 million customers (+13%), reaching 16.3 million subscribers as of December 31, 2010, of which 30% were post-paid customers. Personal was able to expand its market share by gaining high-value customers with a differential strategy focus by region, thus achieving ARPU growth in all its products. The share of value-added service revenues represented about 40% of service revenues from Personal, which was the major driver for revenue growth in 2010. Mobile Internet has largely contributed to the increase in revenues with a major increase in this customer portfolio (+140% compared to 2009).

On the other hand, Núcleo’s customer portfolio increased by 4% compared to the previous year. As of December 31, 2010, Núcleo had 1.9 million customers, of which 15% were post-paid customers. It should be noted that Núcleo managed to position Internet 3G as the fastest Mobile Internet product in the market, which boosted its customer base for this service.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

The following table sets forth our consolidated income statement for the years ended December 31, 2010, 2009 and 2008.

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Revenues(1)	27,571	26,894	28,746
Other income(1)	255	280	308

Total operating revenues and other income	27,826	27,174	29,054

Acquisition of goods and services	(11,383)	(11,480)	(13,120)
Employee benefits expenses	(4,021)	(3,734)	(4,114)
Other operating expenses(1)	(1,422)	(1,345)	(1,349)
Changes in inventories	(135)	(15)	113
Internally generated assets	547	515	506
Depreciation and amortization	(5,547)	(5,551)	(5,676)
Gains (losses) on disposals of non—current assets	11	(59)	35
Impairment reversals (losses) on non—current assets	(63)	(12)	(12)

Operating profit	5,813	5,493	5,437

Share of profits (losses) of associates and joint ventures accounted for using the equity method	99	67	64
Other income (expenses) from investments	289	(51)	4
Finance income	3,081	2,561	3,748
Finance expenses	(5,155)	(4,731)	(6,359)

Profit before tax from continuing operations	4,127	3,339	2,894
Income tax expense	(548)	(1,121)	(677)

Profit from continuing operations	3,579	2,218	2,217
Profit (loss) from Discontinued operations/Non—current assets held for sale	(7)	(622)	(39)

Profit for the year	3,572	1,596	2,178

Attributable to:
• Owners of the Parent	3,121	1,581	2,177
• Non-controlling interests	451	15	1

(1)

Starting from the year 2010, following a detailed review of the indirect taxes paid by the Group in the different fiscal jurisdictions, certain taxes paid in Brazil have been reclassified from “Other operating expenses” to “Revenues” and “Other income” as deductions. Specifically, these reclassifications, which also have been made in connection with the adoption of IFRS by the TIM Brasil group, bring the Telecom Italia Group’s accounting presentation in line with other major telecommunications operators. This will ensure greater comparability and a better understanding of the economic and financial information presented.

The amounts which have been reclassified are the following:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Taxes on revenues and on other income of the companies in Brazil (PIS and COFINS)	(334)	(271)	(282)

5.2.5    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

Following the sale in February 2010 of HanseNet, formerly classified in Discontinued Operation, Telecom Italia exited the European BroadBand business. The other companies in the European BroadBand Business Unit were included in Other Operations until their sale in October 2010.

Beginning January 1, 2010 the companies Shared Service Center and HR Services, previously included under Other Operations, are included in the Domestic Business Unit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

On October 13, 2010 following the acquisition of a further 8% stake in Sofora, the Telecom Argentina controlling holding company, Telecom Italia began fully consolidating the Sofora Group. The economic interest in Telecom Argentina following such acquisition increased to 16.2% as of that date and remained at 16.2% at December 31, 2010. Due to further transactions which have taken place in 2011 Telecom Italia Group’s economic interest has increased to 21.1%. The Sofora data represents the new Business Unit “Argentina” of the Telecom Italia Group.

Consequently, financial data relating to 2009 and 2008 have been appropriately reclassified and presented consistent with the 2010 presentation.

		Domestic	Brazil	Argentina	Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros, except number of employees)
Revenues(1)	2010 2009 2008	20,068 21,663 23,228	6,199 4,753 4,954	798 — —	258 230 287		391 350 352		64 90 142		(207 (192 (217	) ) )	27,571 26,894 28,746

Operating profit (loss)	2010 2009 2008	5,162 5,393 5,395	685 209 189	105 — —	(92 (80 (113	) ) )	(24 (19 (37	) ) )	(38 (30 (16	) ) )	15 20 19		5,813 5,493 5,437

Capital expenditures	2010 2009 2008	3,106 3,515 3,641	1,216 964 1,348	188 — —	67 53 50		5 4 3		4 7 26		(3 — (28	) )	4,583 4,543 5,040

Number of employees at year-end(2)	2010 2009 2008	56,530 59,367 62,433	10,114 9,783 10,285	15,650 — —	777 757 967		1,090 1,098 1,194		39 379 441		— — —		84,200 71,384 75,320

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

5.2.6    YEAR ENDED DECEMBER 31, 2010 COMPARED WITH YEAR ENDED DECEMBER 31, 2009

The following chart summarizes the main items which impacted profit attributable to owners of the Parent in 2010:

❖	REVENUES

Revenues amounted to 27,571 million euros in 2010, an increase of 677 million euros, or 2.5%, compared to 26,894 million euros in 2009.

The table below sets forth for the periods indicated gross revenues and consolidated revenues by Business Unit.

	Year ended December 31,
	2010		2009		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	20,068	72.8	21,663	80.5	(1,595)	(7.4)
• Core Domestic	19,065	69.1	20,580	76.5	(1,515)	(7.4)
• International Wholesale	1,569	5.7	1,710	6.4	(141)	(8.2)
Brazil	6,199	22.5	4,753	17.7	1,446	30.4
Media, Olivetti and Other Operations	713	2.6	670	2.5	43	6.4
Adjustments and eliminations	(199)	(0.8)	(192)	(0.7)	(7)	(3.6)

Total Revenues (Argentina excluded)	26,781	97.1	26,894	100	(113)	(0.4)

Argentina	798	2.9	—		798	—
Adjustments and eliminations	(8)	—			(8)	—

Total Revenues	27,571	100%	26,894	100%	677	2.5

(1)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

Revenues in the Domestic Business Unit (divided into Core Domestic and International Wholesale) declined by 7.4% compared to 2009. The decrease in service revenues, in particular in the mobile area, comes from the significant investment made to reposition TIM’s rate plans to become more competitive and regain market share. The resulting lower tariffs were not recovered through higher volumes. The decline in the fixed line business represents a continuation of the trend in declining revenues for the traditional fixed line businesses. Handset sales in the mobile business posted a slight decline but with an improving trend in the fourth quarter owing to the launch in the last part of the year of new internet plans which boosted the sale of handsets (smartphones and tablets) that can be used with the new internet services.

With respect to the Brazil Business Unit, revenues totaled 6,199 million euros in 2010, an increase of 1,446 million euros compared to 2009. Service revenues increased driven by the growth in the customer base (+9.9 million lines compared to the end of 2009), while handset revenues declined due to lower sales.

For an in-depth analysis of revenue performance by individual Business Unit, reference should be made to “The Business Units of the Telecom Italia Group”.

❖	OTHER INCOME

Details are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	72	71	1	1.4
Recovery of employee benefit expenses, purchases and services rendered	47	46	1	2.2
Capital and operating grants	38	49	(11)	(22.4)
Damage compensations, penalties and sundry recoveries	18	30	(12)	(40.0)
Sundry income	80	84	(4)	(4.8)

Total other income	255	280	(25)	(8.9)

❖	OPERATING EXPENSES

Our operating expenses amounted to 22,013 million euros in 2010, an increase of 1.5% compared to 21,681 million euros in 2009 (332 million euros). The increase is attributable to the following:

•

Acquisition of goods and services amounted to 11,383 million euros in 2010, a decrease of 97 million euros, or -0.8% compared to 2009 (11,480 million euros). The reduction would have been considerably higher (-974 million euros), if the effect of the entry of the Argentina Business Unit in the scope of consolidation was excluded (impact of +347 million euros in 2010) and the strengthening of the Brazilian reais against the Euro was also excluded (+530 million euros). The decrease in 2010 over 2009 is mainly in the Domestic Business Unit, in particular due to reduced costs of acquisition of raw materials and merchandise and lower revenues to be paid to other operators and interconnection costs.

In detail:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of raw materials and merchandise	1,568	1,852	(284)	(15.3)
Portion of revenues to be paid to other operators and interconnection costs	4,275	4,282	(7)	(0.2)
Commercial and advertising costs	2,100	2,012	88	4.4
Power, maintenance and outsourced services	1,258	1,254	4	0.3
Rent and leases	594	572	22	3.8
Other service expenses	1,588	1,508	80	5.3

Total acquisition of goods and services	11,383	11,480	(97)	(0.8)

% on Revenues	41.3	42.7

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

•	Employee benefits expenses

In detail:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
• Ordinary expenses of employees	3,313	3,467	(154)	(4.4)
• Expenses for collective redundancy procedure (“mobilità”) under Law 223/91	258	—	258

Total employee benefits expenses—Italian companies	3,571	3,467	104	3.0
Total employee benefits expenses—Foreign companies	450	267	183	68.5

Total employee benefits expenses	4,021	3,734	287	7.7

% on Revenues	14.6	13.9

The decrease of 154 million euros in the Italian component of ordinary employee benefit expenses was mainly due to lower costs arising from the reduction in the average number of the salaried workforce (3,237 less units compared to 2009, of which 565 units refer to the application of the so-called Solidarity Contracts for Telecom Italia S.p.A. and Shared Service Center S.r.l.). For further information about Solidarity Contracts please see “Item 6 Directors, Senior Management and Employees—6.5 Employees—6.5.2 Industrial Relations”.

Total employee benefit expenses for Italian Companies increased by 104 million euros in 2010 over 2009 due to expenses for collective dismissal agreements under Law 223/91 (258 million euros) mainly related to the Parent Telecom Italia S.p.A. (245 million euros), following the August 4, 2010 Agreement signed with the labor unions. The agreement outlines the steps to be taken on employment levels during the years of the Business Plan 2010–2012, with the expectation, among other things, of recourse to a new voluntary collective redundancy procedure for 3,900 people in the period 2010-2012.

In determining the amount of the provision charge, account was taken of the valuation of the cost of the new mobilità procedure and the estimate of the higher unemployment allowances for those terminated under the pre-June 2010 collective redundancy procedure, due to the entering into force of governmental budget measures as a result of the postponement of the pension windows. Such expenses would be determined by the eventuality that the competent institutions would not issue an adjusting maneuver and that Telecom Italia, of necessity, would be required to safeguard the effectiveness of the agreements that have already been reached.

The remaining amount of unemployment allowances (13 million euros) relates to the mobilità procedures under Law 223/91 signed with the labor unions by the following companies:

•	Shared Service Center, on November 16, 2010 (2 million euros);

•	Telecom Italia Sparkle, on December 7, 2010 (7 million euros);

•	Olivetti, on September 30, 2010 (3 million euros);

•	Olivetti I-Jet, on January 11, 2010 and Advalso on March 8, 2010 (1 million euros in total).

Total employee benefits expenses—foreign companies increased by 183 million euros mainly due to the entry of the Argentina Business Unit in the scope of consolidation as of October 13, 2010 (114 million euros in 2010) and the strengthening of the Brazilian Real against the Euro for the Brazil Business Unit (+39 million euros).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

The Group’s average number of salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(equivalent number, except percentages)
Average salaried workforce—Italy	57,087	60,324	(3,237)	(5.4)
Average salaried workforce—Foreign(1)	13,063	9,640	3,423	35.5

Total average salaried workforce(2)	70,150	69,964	186	0.3
Non-current assets held for sale—Foreign(3)	—	2,168	(2,168)

Total average salaried workforce—including Non-current assets held for sale(2)	70,150	72,132	(1,982)	(2.7)

(1)	The 2010 average salaried workforce includes the effect of the inclusion in the scope of consolidation of the Argentina Business Unit starting from October 13, 2010.

(2)

The total includes people with temporary work contracts: 84 average employees in 2010 (of which 68 average employees in Italy and 16 average foreign employees); 316 average units in 2009 (of which 279 average employees in Italy and 37 average foreign employees).

(3)	The 2009 data include the average salaried headcount of HanseNet, sold at the beginning of 2010.

Group’s employees at December 31, 2010 and 2009 were as follows:

	As of December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	58,045	60,872	(2,827)	(4.6)
Employees—Foreign	26,155	10,512	15,643	148.8

Total Employees(1)	84,200	71,384	12,816	18.0
Discontinued operations(2)—Foreign	—	2,205	(2,205)	(100.0)

Total Employees—including Non-current assets held for sale(2)	84,200	73,589	10,611	14.4

(1)	Includes employees with temporary work contracts: 71 units at December 31, 2010 and 56 units at December 31, 2009.

(2)	The data as of December 31, 2009 include salaried headcount of HanseNet, sold at the beginning of 2010.

The increase of foreign employees as of December 31, 2010 with respect to December 31, 2009 was principally due to the entry in the scope of consolidation of the Business Unit Argentina (15,650 units as of December 31, 2010).

•	Other operating expenses

Details are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	478	565	(87)	(15.4)
Accruals to provisions	80	168	(88)	(52.4)
Indirect duties and taxes	200	128	72	56.3
TLC operating fees	484	318	166	52.2
Penalties, compensation and administrative sanctions	105	73	32	43.8
Association dues and fees, donations, scholarships and traineeships	24	26	(2)	(7.7)
Sundry expenses	51	67	(16)	(23.9)

Total other operating expenses	1,422	1,345	77	5.7

% on Revenues	5.2	5.0

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

Other operating expenses increased 77 million euros in 2010 compared to 2009, principally due to the entry of the Argentina Business Unit in the scope of consolidation (impact of 83 million euros in 2010) and increased operating expenses attributable to the Brazil Business Unit (+121 million euros including an exchange rate effect of +87 million euros), offset in part by the reduction of 140 million euros in the Domestic Business Unit.

In particular:

•

impairments and expenses in connection with credit management included 317 million euros attributable to the Domestic Business Unit (404 million euros in 2009) and 133 million euros attributable to the Brazil Business Unit (153 million euros in 2009);

•

accruals to provisions recorded mainly related to pending disputes, including 53 million euros attributable to the Domestic Business Unit (136 million euros in 2009) and 18 million euros attributable to the Brazil Business Unit (25 million euros in 2009).

The increase of 166 million euros in TLC operating fees related principally to the Brazil Business Unit which increased in part due to the strengthening of the Brazilian real against the euro with an effect of +50 million euros.

Penalties, compensation and administrative sanctions increased by 32 million euros, from 73 million euros in 2009 to 105 million euros in 2010. This increase was attributable in part to the Domestic Business Unit, which incurred indirect duties and taxes including expenses of 15.6 million euros for the payment, made during the year, of VAT relating to invoices for the period 2005-2009 for exports to operators in San Marino where the tax documentation was found to be incomplete.

•	Depreciation and Amortization

Details are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	2,216	2,251	(35)	(1.6)
Depreciation of tangible assets—owned and leased	3,331	3,300	31	0.9

Total depreciation and amortization	5,547	5,551	(4)	(0.1)

% on Revenues	20.1	20.6

Amortization and depreciation charges were essentially unchanged between 2010 and 2009. However, total depreciation and amortization in 2010 was affected primarily by the inclusion of the Business Unit Argentina in the scope of consolidation (+140 million euros in 2010) and higher charges by the Brazil Business Unit (+72 million euros), offset by the reduction in amortization and depreciation charges attributable the Domestic Business Unit (-207 million euros).

•	Net gains (losses) on disposals of non-current assets

Net gains on disposals of non-current assets were 11 million euros in 2010 (59 million euros of net losses on disposal of non-current assets in 2009) and include:

•

a gain, net of the related transaction costs, of 19 million euros, in connection with the completion of the Elettra sales transactions, realized through the sale of one of the ships and the subsequent disposal of the investment by the Domestic Business Unit—International Wholesale;

•	a gain, net of the related transaction costs, of approximately 1 million euros, in connection with the completion of the BBNed N.V. sales transactions finalized on October 5, 2010;

•	other net losses on disposals of non-current assets, for a total of 9 million euros.

In 2009, net losses on disposals of non-current assets were 59 million euros, including 39 million euros for the final divestiture of the credit management software developed for the fixed consumer clientele of the Domestic Business Unit and 11 million euros on the sale of a 60% stake in Telecom Media News S.p.A.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

•

Impairment losses on non-current assets amounted to 63 million euros in 2010 (12 million euros in 2009) and included 46 million euros for the impairment of the goodwill allocated to the Media Business Unit. The impairment was based on the results of the impairment test. The remaining amount includes the writedowns of intangible and tangible assets and the provision charge for expenses connected with the transactions for the sale of BBNed and Elettra.

❖	OPERATING PROFIT

Operating profit was 5,813 million euros in 2010, an increase of 320 million euros compared to 2009 (+5.8%). As a percentage of revenues, operating profit was 21.1% in 2010 (20.4% in 2009).

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
ETECSA.	84	54	30	55.6
Other	15	13	2	15.4

Total	99	67	32	47.8

The investment in ETECSA (Cuba) has been classified in Non-current assets held for sale starting from October 2010. As a consequence, the investment value includes not only the share of results up to September 30, 2010 but also an impairment reversal of 30 million euros, recorded up to the limit of the impairment losses recorded previously. Such reversal was made in accordance with IFRS 5 following the agreements reached at the end of 2010 for the sale of the investment. The sale was finalized on January 31, 2011.

For further details about the above mentioned investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.5 International Investments”, “Note—Other Non-current assets” and “Note—Events Subsequent To December 31, 2010” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Dividends from other investments	2	2	—	—
Net gains on disposal of other investments	30	4	26	650
Sofora revaluation, net of the reversal of the negative exchange rate reserve	266	—	266	—
Writedowns of Italtel group	—	(39)	39	—
Writedowns of other investments	(9)	(18)	9	50

Total	289	(51)	340	667

Other income (expenses) from investments in 2010 amounted to 289 million euros, including the revaluation, net of the negative exchange rate effect, of 266 million euros on the investment interest already held in Sofora Telecomunicaciones (50%). In particular, consistent with IFRS 3, following the acquisition of control of Sofora Telecomunicaciones, which took place on October 13, 2010 through the acquisition of a further 8% stake, the investment interest previously held in the subsidiary, accounted for using the equity method, was remeasured at fair value at the acquisition date of control.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

The line item also includes the net gain of 29 million euros realized on the settlement agreement reached between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

In 2009, the balance of Other income (expenses) from investments was an expense balance of 51 million euros and included the writedown of 39 million euros on the investment in the Italtel group.

❖	FINANCE INCOME (EXPENSES)

Details are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Fair value measurement of call options for 50% on Sofora Telecomunicaciones share capital.	—	60	(60)	(100.0)
Early termination of derivative instruments	(9)	22	(31)	(140.9)
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(2,065)	(2,252)	187	8.3

Total	(2,074)	(2,170)	96	4.4

The change in finance income (expenses) was impacted by the overall reduction in interest rates and the decrease in debt exposure which reduced net finance expenses, fair value adjustments of derivatives and underlyings and other items by 187 million euros, from 2,252 million euros in 2009 to 2,065 million euros in 2010.

For further details about finance income and finance expenses, please see “Note—Finance income” and “Note—Finance expenses”, respectively, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

Income tax expense amounted to 548 million euros, a decrease of 573 million euros compared to 1,121 million euros in 2009. Although, income taxes of the Parent, Telecom Italia S.p.A. remained stable, the Brazil Business unit had a tax benefit of about 700 million euros arising mainly from the recognition of deferred tax assets in connection with the recoverability of prior years tax loss carryforwards which became recoverable in 2010 on the basis of updated assessments of future taxable income of the companies in the Business Unit.

❖	LOSS FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In 2010, this line item was a loss of 7 million euros and included expenses incurred in connection with sales transactions of prior years, while 2009 (-662 million euros) included the impairment charge for the goodwill attributed to the broadband operations in Germany and also the contribution to the consolidated financial statements by HanseNet, sold at the beginning of 2010.

5.2.7    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2010 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2009

❖	DOMESTIC

Starting from January 1, 2010 the companies Shared Service Center and HR Services, previously included under Other Operations, were included in the Domestic Business Unit. These companies activities largely relate to services provided internally to the Business Unit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Year ended December 31,
	2010	2009		Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	20,068	21,663	(1,595)	(7.4)
Operating profit	5,162	5,393	(231)	(4.3)
• % of Revenues	25.7	24.9
Capital expenditures	3,106	3,515	(409)	(11.6)
Employees at year-end (units)	56,530	59,367	(2,837)	(4.8)

•	Core Domestic

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues(1)	19,065	20,580	(1,515)	(7.4)
• Consumer	9,739	10,999	(1,260)	(11.5)
• Business	3,509	3,730	(221)	(5.9)
• Top	3,511	3,688	(177)	(4.8)
• National Wholesale	2,076	1,996	80	4.0
• Other	230	167	63	37.7
Operating profit	4,967	5,189	(222)	(4.3)
• % of Revenues	26.1	25.2
Capital expenditures	3,027	3,427	(400)	(11.7)
Employees at year-end (units)	55,475	58,098	(2,623)	(4.5)

(1)	Data are net of intersegment transactions.

For the year 2010, the following changes compared to 2009 are noted with regards to the market segments:

•

Consumer:     the decrease in revenues of the Consumer segment was 1,260 million euros (-11.5%), of which 1,003 million euros (-9.5%) related to service revenues and 257 million euros to product revenues. The decrease in service revenues was principally attributable to the contraction in traditional voice service revenues, particularly Fixed-line voice (-394 million euros, of which -212 million euros was attributable to traffic and -123 million euros to access revenues), and outgoing Mobile voice (-486 million euros). The mobile segment continues to be subject to fierce competition. In order to address this challenge new sales policies were introduced as early as the end of 2009 aimed at recovering competitiveness through packages offering clearer and more convenient rate plans. As a result of such actions during 2010, the decline in the customer base was halted, creating the basis for an improvement in the trend during 2011.

The decrease in sales was also attributable to lower Mobile termination revenues (-168 million euros, of which -111 million euros can be traced to the effect of the reduction in rates) and in text messaging revenues (-84 million euros, driven by the same factors indicated above for outgoing voice revenues). Internet services recorded a positive change compared to 2009, due to the continuing growth of both Fixed (+75 million euros of ADSL access revenues) and Mobile (+47 million euros) broadband services;

•

Business:    the Business segment recorded a decrease in revenues of 221 million euros (-5.9%). Despite the decrease, over the course of 2010 this segment gradually recovered compared to the previous quarters and considerably improved over the decline reported in the prior year (-9.6%). This improved performance, more marked in the fixed than the mobile area, was due to the marketing policies begun in the second half of 2009, especially with the Impresa Semplice brand, geared to reducing the erosion of the fixed and mobile customer base and achieving a better quality of customer acquisitions. In the Fixed area, the customer base of voice accesses in 2010 is down by about 106,000 accesses, a decline that was lower than in 2009 (about

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

-235,000 accesses), of which about 27,000 came in the fourth quarter. Broadband accesses grew by 67,000 (+38,000 in 2009) on an annual basis, including 12,000 in the fourth quarter. In the Mobile area, the annual increase was 294,000 lines, of which 73,000 was in the fourth quarter;

•

Top:    the Top segment recorded a decrease in revenues of 177 million euros (-4.8%) with a gradual improvement over the course of 2010 especially in the 4th quarter of 2010. Revenues in the Fixed area contracted 7.8% due to the difficulties affecting the Voice and Data areas as a result of the overall macroeconomic situation and the growing pressure on prices. The ICT area remained flat year to year on account of customized plans designed to meet client needs. In the Mobile area, revenues continued to grow (+7.8%) aided by the continuing expansion of the customer base and the increase in VAS (about +16.4%);

•

National Wholesale:    the increase in revenues (+80 million euros or +4.0%) was generated by the growth of the OLOs (Other Licensed Operators) in Local Loop Unbundling, Wholesale Line Rental and Bitstream.

•	International Wholesale

	Year ended December 31,
	2010	2009	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,569	1,710	(141)	(8.2)
• Of which third parties	1,099	1,208	(109)	(9.0)
Operating profit	194	209	(15)	(7.2)
• % of Revenues	12.4	12.2
Capital expenditures	82	122	(40)	(32.8)
Employees at year-end (units)	1,055	1,269	(214)	(16.9)

In 2010, International Wholesale (the Telecom Italia Sparkle group) reported revenues of 1,569 million euros, down 141 million euros (-8.2%) compared to 2009. The decline was almost entirely due to the voice business (-132 million euros) which has been adversely affected by strong price pressure caused by market competitiveness and also measures taken by Telecom Italia to rationalize the business based on a more selective approach to the client portfolio. IP&Data revenues were basically flat year on year whereas Multinational Client Services revenues grew slightly. Elettra, which was sold on September 30, 2010, contributed to International Wholesale revenues only for the first nine months of 2010 and not for the entire year as in 2009 (the contribution of revenues to the Group for the fourth quarter of 2009 had amounted to 9 million euros).

* * *

In addition to the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below.

Revenues of the Domestic Business Unit by technology and market segment are reported below:

	Year ended December 31,
	2010			2009			Change %
Market segment	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)
	(millions of euros, except percentages)
Consumer	9,739	4,674	5,275	10,999	5,037	6,251	(11.5)	(7.2)	(15.6)
Business	3,509	2,336	1,220	3,730	2,472	1,315	(5.9)	(5.5)	(7.2)
Top	3,511	2,724	887	3,688	2,956	823	(4.8)	(7.8)	7.8
National Wholesale	2,076	2,934	234	1,996	2,758	194	4.0	6.4	20.6
Other (support structures)	230	201	76	167	174	14	37.2	15.1

Total Core Domestic	19,065	12,869	7,692	20,580	13,397	8,597	(7.4)	(3.9)	(10.5)

International Wholesale	1,569	1,569	—	1,710	1,710	—	(8.2)	(8.2)	—
Eliminations	(566)	(322)	—	(627)	(368)	—

Total Domestic	20,068	14,116	7,692	21,663	14,739	8,597	(7.4)	(4.2)	(10.5)

(1)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

The performance of the major business areas was as follows:

•	Revenues from Fixed Telecommunications

In 2010, revenues of the fixed telecommunications area amounted to 14,116 million euros, decreasing by 623 million euros (-4.2%) compared to 2009.

At December 31, 2010, the number of retail voice accesses was 15.4 million; the trend of line reductions improved in the fourth quarter of 2010 (-233,000 lines) compared to the same period of 2009 (-260,000). In total, line reductions for 2010 were 746,000, lower by 509,000 compared to 2009 (-1,255,000).

The wholesale customer portfolio grew and reached approximately 6.8 million accesses (+613,000 accesses against December 31, 2009).

The total broadband portfolio at December 31, 2010 was equal to approximately 9.1 million accesses (+317,000 accesses compared to December 31, 2009), of which wholesale accesses were over 1.9 million.

Retail voice

	Year ended December 31,
	2010		2009		Change
		%		%		%
	(millions of euros, except percentages)
Traffic	2,358	38.4	2,726	40.1	(368)	(13.5)
Accesses	3,262	53.2	3,491	51.3	(229)	(6.6)
VAS services	177	2.9	207	3.0	(30)	(14.5)
Telephone products	336	5.5	380	5.6	(44)	(11.6)

Total Retail Voice	6,133	100.0	6,804	100.0	(671)	(9.9)

Retail Voice revenues, in all market segments, reflected the continuing decline in the customer base, which throughout 2010 nonetheless continued to improve in part due to the launch of new customer plans “Voce senza limiti” in the Consumer segment. Revenues were also affected by the substitution of Fixed with Mobile and the reduction in the regulated fixed-mobile termination rates. The decrease in revenues from accesses in the retail area (-229 million euros) was offset in part, in the domestic business, by the expansion of national Wholesale services (+95 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

Internet

	Year ended December 31,
	2010		2009		Change
		%		%		%
	(millions of euros, except percentages)
Total Internet	1,751	100.0	1,707	100.0	44	2.6

of which content/portal	117	6.7	144	8.4	(27)	(18.8)

Internet revenues were 1,751 million euros in 2010, increasing 44 million euros (+2.6%) compared to 2009, due to the growth of broadband, with the total domestic retail broadband access portfolio reaching 7.2 million accesses, an increase of 175,000 accesses compared to the end of 2009. Flat-rate packages now account for 86% (83% at year-end 2009) due in part to developing new plans aimed at the Consumer segment “Internet senza limiti” and “Tutto senza limiti”. The decrease in revenues of the content/portal component (-27 million euros, -18.8% compared to 2009) was principally due to the decline in revenues from the resale of content (starting from July 2010, when the sale/purchases contracts on soccer rights ended and were not renewed) and to a lesser extent to the reduction in revenues for purchases of content on the “Rosso Alice” portal and the IPTV platform.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

Business Data

	Year ended December 31,
	2010		2009		Change
		%		%		%
	(millions of euros, except percentages)
Leased lines	163	9.8	190	11.0	(27)	(14.2)
Data transmission	473	28.7	505	29.2	(32)	(6.3)
Data products	201	12.1	204	11.8	(3)	(1.5)
ICT	818	49.4	831	48.0	(13)	(1.6)
• of which ICT Services	503		510		(7)	(1.4)
• of which ICT Products	315		321		(6)	(1.9)

Total Data Business	1,655	100.0	1,730	100.0	(75)	(4.3)

Business Data revenues fell 75 million euros (-4.3%) compared to 2009. The decrease reflected the weak economic environment and the decrease in prices for traditional leased lines and data transmission businesses. Specifically, the decrease in revenues in the ICT area was 13 million euros (-1.6%) owing to the slump in product sales (-6 million euros, in connection with the policy focusing on revenues with a higher margin) and also in the services area (-7 million euros). The decrease in Services (-1.4%) was due to the decline in corporate spending, also in the ICT area, owing to the difficult economic environment. In particular, companies are looking to achieve efficiencies by combining minor costs and higher technological levels. This should be favorable for the spread of services on owned platforms such as Cloud Computing, a strategic objective of companies for the future.

Wholesale

	Year ended December 31,
	2010		2009		Change
		%		%		%
	(millions of euros, except percentages)
National Wholesale	3,053	73.2	2,888	70.1	165	5.7
International Wholesale(1)	1,118	26.8	1,229	29.9	(111)	(9.0)

Total Wholesale	4,171	100.0	4,117	100.0	54	1.3

(1)	Includes sales to the third-party market and Domestic Mobile Telecommunications component.

The customer portfolio of Telecom Italia’s Wholesale division reached about 6.8 million accesses for voice services and 1.9 million for broadband services at the end of 2010.

Revenues from national wholesale services increased by 165 million euros (+5.7%) compared to 2009. The change in wholesale revenues was related to the expansion of the customer base of alternative operators served through the various types of accesses.

•	Revenues from Mobile Telecommunications

Mobile telecommunications revenues were 7,692 million euros in 2010, a decrease of 905 million euros (-10.5%) compared to 2009: revenues from services posted a decline of 8.4% and product revenues decreased by 46.9%.

At December 31, 2010, the number of Telecom Italia mobile lines was approximately 31.0 million, an increase of 162,000 lines compared to December 31, 2009, following several years of decline.

In detail the trend of the main types of revenues from Mobile telecommunications was as follows.

Outgoing voice

Outgoing Voice revenues totaled 4,033 million euros, a decrease of 550 million euros (-12.0%) compared to 2009. The sales policies begun in the fourth quarter of 2009, geared to bringing rate plans to more competitive levels, particularly encouraging traffic within the TIM customer community, has not yet resulted

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

in an increase in volumes such as to compensate for the reduction in prices. Improvements were seen in the fourth quarter compared to the first nine months of 2010, where a -12.5% change was recorded in revenues against a +6.7% increase in traffic volumes, while in the fourth quarter there was a -10.2% change in revenues and a +20.1% increase in traffic volumes.

Incoming voice

Incoming voice revenues were 1,358 million euros in 2010, a decrease of 152 million euros (-10.1%), compared to 2009, due mainly to the reduction in termination prices on the mobile network (-142 million euros for retail segment).

Value-added Services (VAS)

Value-added services (VAS) revenues amounted to 2,045 million euros in 2010, an increase of 1.1% compared to 2009. Such increase was primarily attributable to interactive VAS (+8.4%), due especially to the contribution made by Browsing revenues (+13.2%). The ratio of VAS revenues to revenues from services was about 27.5%, compared to 25% in the two prior years.

Handset sales

Handset sales revenues were 256 million euros in 2010, a decline of 226 million euros (-46.9%) compared to 2009. With a strategy aimed at rationalizing the product portfolio in order to recover profitability and in the highly competitive “free” market for mobile handsets which marked the first eleven months of 2010, it was only in December that the decline in sales was reversed with the latest generation of handset devices (smartphones and tablets). The number of handsets sold in December 2010 was 11% higher than December 2009 despite the overall annual decrease of 46.9% described above. In 2011, such change is expected to continue due to an increasingly higher number of sales of handsets that can access the new internet services.

Operating profit

Operating profit was 5,162 million euros in 2010, a decrease of 231 million euros (-4.3%) compared to 2009. The operating profit margin was 25.7% in 2010 (24.9% in 2009).

The operating profit performance was impacted by the change in the following line items:

•

acquisition of goods and services totaled 7,131 million euros in 2010, a reduction of 1,209 million euros (-14.5%) compared to 2009. This decrease was mainly due to a reduction in the amounts to be paid to other operators owing to the effect of the development of the “Community TIM” rate plans and the reduction in the termination rates of voice calls on the network of other operators from fixed and mobile networks. Lower purchases of equipment for resale also contributed to the reduction, particularly the cost of handsets on account of the new mobile marketing policy. Commercial expenses for customer acquisition costs were also down due to the Group’s strategy of focusing on higher-value customers. Fixed costs, too, were also the focus of the effective reduction and rationalization actions begun in prior years;

•

employee benefits expenses of 3,473 million euros in 2010, represented an increase of 103 million euros compared to 2009. While ordinary employee benefits expenses decreased by 151 million euros, mostly due to the reduction in the headcount of the average salaried workforce (-3,148 persons compared to December 31, 2009, of whom -565 persons are under the “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center), higher expenses were incurred for collective dismissal agreements under Law 223/1991 in the amount of 254 million euros, following the agreement signed with the labor unions by Telecom Italia S.p.A on August 4, 2010, by Telecom Italia Sparkle on December 7, 2010 and by Shared Service Center on November 16, 2010; and

•

other operating expenses of 709 million euros in 2010, represented a decrease of 140 million euros compared to 2009, mainly as a result of the reduction in writedowns and expenses in connection with credit management.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

Apart from the factors mentioned above, the operating profit performance can be attributed to the lower depreciation and amortization charges of 207 million euros in 2010 (largely due to the reduction in depreciable assets).

Capital expenditures

Capital expenditures totaled 3,106 million euros in 2010, down by 409 million euros compared to 2009, principally due to the impact of the purchase in 2009 of part of the IPSE frequencies (89 million euros) and the continuation of the plans for the optimization and rationalization of capital expenditures particularly with respect to Network Platforms, Service Platforms, IT and Service Creation. Also contributing to the reduction is the new commercial policy regarding mobile handsets which is more selective and focused on high-value customers.

The percentage of capital expenditures to revenues was 15.5% in 2010 (16.2% in 2009).

Employees

Employees were 56,530 as of December 31, 2010, a reduction of 2,837 units compared to December 31, 2009.

❖	BRAZIL

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Business Unit.

	Year ended December 31,
	2010	2009	2010	2009	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of BRL, except percentages and employees)
Revenues	6,199	4,753	14,457	13,161	1,296	9.8
Operating profit	685	209	1,597	580	1,017	—
• % of Revenues	11.0	4.4	11.0	4.4
Capital expenditures	1,216	964	2,836	2,671	165	6.2
Employees at year-end (units)	10,114	9,783	10,114	9,783	331	3.4

Revenues

Revenues totaled 14,457 million Brazilian reais, increasing 1,296 million Brazilian reais compared to 2009 (+9.8%). Revenues in 2009, reclassified to take into account the change in the scope of consolidation after the acquisition of Intelig Telecomunicações Ltda, totaled 13,750 million Brazilian reais.

Service revenues in 2010 were 13,571 million Brazilian reais, an increase of 1,337 million Brazilian reais compared to 12,234 million Brazilian reais in the prior year (+10.9%); product revenues fell from 927 million Brazilian reais in 2009 to 886 million Brazilian reais in 2010 (-4.5%), due to growth in rate plans offered separately from the sale of handsets (“SIM only” sales).

The monthly ARPU, or average revenue per user, was 23.7 Brazilian reais at December 2010 compared to 26.6 Brazilian reais at December 2009.

Total lines at December 31, 2010 were 51.0 million, an increase of 24.1% over December 31, 2009, corresponding to a 25.1% market share of lines.

Operating profit

Operating profit was 1,597 million Brazilian reais in 2010, an increase of 1,017 million Brazilian reais compared to 2009. This significant improvement in operating profit was attributable to, on the one hand, the increase in revenue margins, owing to the expansion of “on net” traffic and the growth of revenues from advanced services and, on the other, by sales policies which reduced the level of handset subsidies and overall efficiency gains in costs generally unrelated to business development.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

Furthermore operating profit was positively impacted by lower depreciation and amortization charges of 285 million Brazilian reais (2,594 million Brazilian reais in 2010, compared to 2,879 million Brazilian reais in 2009). In particular, the reduction in amortization was attributable to the change in useful life of software (-364 million Brazilian reais) while the depreciation charge increased for plant and machinery (+117 million Brazilian reais).

With respect to changes in costs, the following is noted:

•

acquisition of goods and services totaled 8,208 million Brazilian reais (7,777 million Brazilian reais in 2009). The increase of 5.5% compared to the prior year (+431 million Brazilian reais) was the result of higher rent and lease costs of 225 million Brazilian reais (1,084 million Brazilian reais in 2010), higher outside service costs of 98 million Brazilian reais, higher purchases of raw materials, auxiliaries, consumables and merchandise for 62 million Brazilian reais and a higher portion of revenues to be paid to other TLC operators of 45 million Brazilian reais. Excluding the change in the scope of consolidation (692 million Brazilian reais), there would have been a reduction in costs of 261 million Brazilian reais;

•

employee benefits expenses, amounted to 659 million Brazilian reais, increasing 86 million Brazilian reais compared to 2009 (+14.9%). Excluding the change in the scope of consolidation, the increase would have been 18 million Brazilian reais due to the variation in the composition and the per unit cost of the workforce. The average number of employees fell from 8,900 in 2009 to 8,727 in 2010. The percentage of employee benefits expenses to revenues was 4.6%, increasing 0.2 percentage points compared to 2009; and

•	other operating expenses, amounted to 1,371 million Brazilian reais in 2010, an increase of 6.0% (1,293 million Brazilian reais in 2009). Such expenses consist of the following:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais except percentages)
Impairments and expenses in connection with credit management	311	422	(111)	(26.3)
Accruals to provisions	41	70	(29)	(41.4)
TLC operating fees	961	735	226	30.7
Indirect duties and taxes	26	33	(7)	(21.2)
Sundry expenses	32	33	(1)	(3.0)

Total	1,371	1,293	78	6.0

Capital expenditures

Capital expenditures were 2,836 million Brazilian reais in 2010, an increase of 165 million Brazilian reais compared to 2009, primarily due to higher capital expenditures for the network (2G and 3G technologies) and IT platforms. The 2G (voice) capital expenditure program is directed towards improving the capacity, the coverage and the quality of the network, supporting the increase in traffic due to the expansion of “on net” plans. Capital expenditures for 3G coverage are also continuing in accordance with the regulatory objectives and market developments.

Employees

Employees were 10,114 at December 31, 2010, an increase of 331 people compared to December 31, 2009 (9,783 units).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

❖	ARGENTINA

The following table sets out certain selected financial data for the Argentina Business Unit in 2010, beginning with its consolidation with the Telecom Italia Group on October 13, 2010, the date of acquisition of control by the Telecom Italia Group. The amounts presented include the effects of the application of the purchase price method. Specifically, in conformity with the requirements of IFRS 3, all the assets and liabilities of the group acquired have been measured for their recognition at fair value for purposes of the calculation of goodwill arising from the acquisition of control of Sofora group. Accordingly, the economic values include, beginning October 13, 2010, the impacts of such measurement and especially the higher amortization charges related thereto.

	Period from October 13, 2010 to December 31, 2010
	(millions of euros except percentages and employees)	(millions of Argentine pesos except percentages and employees)
Revenues	798	4,142
Operating profit	105	542
• % of Revenues	13.1	13.1
Capital expenditures	188	975
Employees at year-end (units)(*)	15,650	15,650

(*)	Includes employees with temporary work contracts: 18 at December 31, 2010.

For a better understanding of the performance of the Argentina Business Unit, the following table sets out certain selected financial data for the full year 2010 compared to 2009. This data is unaudited and provided solely for information purposes (illustrative and comparative) and are not part of the consolidated results of the Telecom Italia Group.

	Year ended December 31,
	2010	2009	2010	2009	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except employees)		(millions of Argentine pesos, except percentages and employees)
Revenues	2,820	2,337	14,627	12,170	2,457	20.2
Capital expenditures	493	428	2,558	2,231	327	14.7
Employees at year-end (units)(*)	15,650	15,333	15,650	15,333	317	2.1

(*)	Includes employees with temporary work contracts: 18 at December 31, 2010 and 30 at December 31, 2009.

Revenues were 14,627 million Argentine pesos in 2010, an increase of 20.2% compared to the prior year (12,170 million Argentine pesos in 2009). The increase was mainly due to the growth of the customer base in the fixed and broadband businesses as well as mobile businesses, in addition to the higher ARPU. The main source of revenues for the Argentina Business Unit is mobile telephony which accounts for 68% of consolidated revenues, an increase of 24% in 2010 compared to 2009.

Capital expenditures

Capital expenditures were 2,558 million Argentine pesos in 2010, increasing 14.7% compared to 2009. Such amount includes 551 million Argentine pesos for the capitalization of customer acquisition costs for the subscription of binding 18—24 month contracts for mobile customers and 12 month contracts for broadband customers.

With respect to the fixed network, capital expenditures have been directed to the expansion of the optic fiber infrastructure, DWDM technology and expansion of the IP backbone in order to improve transmission capacity and increase the access speed offered to customers.

At the same time, Personal has principally invested in the 3G network to increase capacity and expand coverage as well as in the platforms to expand the Value-Added Services and in IT projects. Capital expenditures by Nucleo are aimed mainly at the 3G access network and switching.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

Employees

Employees were 15,650 at December 31, 2010, an increase of 317 units compared to December 31, 2009 (+2.1%).

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	258	230	28	12.2
Operating profit (loss)	(92)	(80)	(12)	(15.0)
• % of Revenues	(35.7)	(34.8)
Capital expenditures	67	53	14	26.4
Employees at year-end (units)	777	757	20	2.6

In May 2009 Telecom Italia Media S.p.A. sold a 60% stake in Telecom Media News, which controls the APCom press agency, one of the major providers of primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group). The principal operating data of the company Telecom Media News up to April 30, 2009 are as follows:

1.1 – 4.30.2009
(million of euros)
Revenues	3
Operating profit (loss)	(2)

The following table and discussions of the financial data for 2010 and 2009, which have been revised to exclude the results relating to the company Telecom Media News, are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	258	227	31	13.7
Operating profit (loss)	(92)	(68)	24	35.3
• % of Revenues	35.7	(30.0)
Capital expenditures	67	53	14	26.4
Employees at year-end (units)	777	757	20	2.6

Revenues were 258 million euros in 2010, increasing 31 million euros (+13.7%) compared to 227 million euros in 2009. In greater detail:

•

revenues of Telecom Italia Media S.p.A. in 2010, before intragroup eliminations, amounted to 116 million euros, increasing 2 million euros (+1.7%) compared to 2009. Net advertising revenues rose by 8.5% compared to 2009, with net sales of 99 million euros compared to 92 million euros in the prior year. Sales of Digital Content for Telecom Italia decreased (-2 million euros) due to lower prices in the new contract which began in April and Media Service revenues also fell (-3 million euros) following the termination of services rendered to Dahlia TV (concluded in the first half of the prior year) which had generated revenues of 4 million euros to June 2009;

•

MTV Group revenues were 98 million euros in 2010, basically unchanged, before intragroup eliminations, compared to 2009. This result was reached due to higher advertising revenues on the One Channel (+1 million euros) and the new MTV+ channel (+1 million euros), and also the satellite channels (+2 million euros). Conversely, in 2010, MTV Mobile revenues fell by 4 million euros and revenues of the Web channels were down by 1 million euros;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

•

revenues from Network Operator activities, before intragroup eliminations, amounted to 76 million euros in 2010, compared to 50 million euros in 2009, an increase of 26 million euros (+53.1%). This result is principally due to higher revenues from the rental of bandwidths to third parties.

2010 also featured a broader spectrum of offerings by the Group with new programs and the launch of new digital terrestrial channels (La7D and MTV+) and the Web (La7.TV and the new portals Mtvnews.it and Nickjr.it), demonstrating how free TV still has a big potential if guided by the quality and excellence of the proposed content. The result of the above illustrated initiatives led to an increase in audience share, and an increase in revenues and profit.

Operating profit

Operating profit was a negative 92 million euros in 2010; an increase in loss of 24 million euros compared to a loss of 68 million euros in 2009. The change can be ascribed to the impairment loss on goodwill of 46 million euros recorded on the basis of the impairment test on the Media Business Unit, only partly offset by:

•	the improvement of 2 million euros for Telecom Italia Media S.p.A. due to higher revenues and reduction in costs on other operations;

•

the increase of 2 million euros for MTV Group due to the aforementioned stable revenues, the reduction in Playmaker activities, the lower costs of Mobile activities and the constant focus on operating costs;

•

the improvement of 17 million euros of Network Operator due to higher revenues, as described above, which were only partly offset by higher operating costs that included 9 million euros for the writedown of receivables from Dahlia TV, after it was wound up on January 10, 2011.

Capital expenditures

Capital expenditures amounted to 67 million euros in 2010 (53 million euros in 2009). Such expenditures were attributed to Telecom Italia Media S.p.A. (32 million euros), the MTV group (7 million euros) and Telecom Italia Media Broadcasting (28 million euros), mostly for the acquisition of television rights extending beyond one year (31 million euros) and the acquisition of infrastructures for the expansion and maintenance of the digital network (28 million euros).

Employees

There were 777 employees at December 31, 2010, an increase of 20 units compared to December 31, 2009, and included 44 units with temporary work contracts (38 units at December 31, 2009). The increase was mainly due to Telecom Italia Media S.p.A., as a result of building up its Digital Content structure and the start of the new La7D channel and programming changes.

❖	OLIVETTI

The following table sets forth, for the period indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	391	350	41	11.7
Operating profit (loss)	(24)	(19)	(5)	(26.3)
• % of Revenues	(6.1)	(5.4)
Capital expenditures	5	4	1	25.0
Employees at year-end (units)	1,090	1,098	(8)	(0.7)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

Revenues

Revenues were 391 million euros in 2010, increasing 41 million euros compared to 2009.

The increase in revenues was across all the Commercial Channels, due to the first positive effects of the new product lines linked to the strategic repositioning of the company in the Information Technology market. Particularly important was the contribution to sales by the new product lines (Data Cards, Netbooks and Notebooks) in the Telecom Italia and Olivetti channels.

In Italy, higher sales were recorded in the indirect channel (dealers and distributors) particularly for professional office products, fiscal cash registers and new product lines (Netbooks and Notebooks) which more than offset for the decline in sales of products using ink-jet technology (faxes, multifunctional printers and accessories). The direct channel (sales to large customers) in 2010 grew compared to 2009 due to an order for about 8,000 specialized terminals for the largest gaming operator in Italy. Installations, begun in 2009, are continuing on an important project in collaboration with Telecom Italia S.p.A. for the supply of specialized terminals for payments/services to authorized tobacconists in Italy.

Operating profit

Operating profit was a negative 24 million euros in 2010, an increase in losses of 5 million euros compared to 2009, owing to employee benefit expenses for 5 million euros, of which:

•	expenses for the “mobilità” procedure under Law 223/91 owing the union agreements signed on January 11, March 8, and September 30, 2010 for 4 million euros;

•	other expenses for termination benefit incentives in the foreign affiliates for 1 million euros.

Capital expenditures

Capital expenditures amounted to 5 million euros in 2010, increasing by 1 million euros over 2009.

Employees

Employees were 1,090 (1,001 in Italy and 89 abroad) at December 31, 2010, a reduction of 8 compared to December 31, 2009 (1,098 of whom 1,005 in Italy and 93 abroad). During the period, 38 units were added and 46 units left, consistent with the professional remix focused on the new Olivetti sales offerings.

❖	INTERNATIONAL INVESTMENTS

BBNed group

At September 30, 2010, following the decision taken for its disposal, the BBNed group was considered as a disposal group under IFRS 5 (Non-current assets held for Sale and Discontinued Operations). The sales transaction was finalized on October 5, 2010 after obtaining authorization from the competent Dutch authorities.

The BBNed group consisted of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V.

Key results in the first nine months of 2010 and the year 2009 are presented in the following table:

	1.1 – 9.30.2010	Year ended December 31, 2009
	(millions of euros, except percentages and employees)
Revenues	62	87
Operating profit (loss)	(3)	(5)
• % of Revenues	(4.8)	(5.7)
Capital expenditures	4	6
Employees at year end (units)	320	347

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

5.2.8    YEAR ENDED DECEMBER 31, 2009 COMPARED WITH YEAR ENDED DECEMBER 31, 2008

The following chart summarizes the main items which impacted profit attributable to owners of the Parent in 2009:

❖	REVENUES

Revenues amounted to 26,894 million euros in 2009, a decrease of 1,852 million euros, or 6.4%, compared to 28,746 million euros in 2008.

The table below sets forth for the periods indicated gross revenues and consolidated revenues by Business Unit.

	Year ended December 31,
	2009		2008		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	21,663	80.5	23,228	80.8	(1,565)	(6.7)
Brazil	4,753	17.7	4,954	17.2	(201)	(4.1)
Media, Olivetti and Other Operations (2)	670	2.5	781	2.7	(111)	(14.2)
Adjustments and eliminations	(192)	(0.7)	(217)	(0.7)	25	11.5

Total Revenues	26,894	100%	28,746	100%	(1,852)	(6.4)

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

In particular, the change in Core Domestic Revenues during 2009 reflected the following:

–

a contraction in Consumer segment revenues (-1,196 million euros, -9.8%), attributable in part to business areas with low margins (in particular: mobile segment product revenues -407 million euros and mobile segment content revenues -61 million euros) while growth was reported for Broadband in both fixed (+114 million euros, +13%) and mobile (+42 million euros, +12%) areas;

–

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

–	a limited reduction in the Top segment (-3.4%) driven by strong growth in ICT solutions (+15.3%), stable mobile revenues, offset by a decrease in revenues in the fixed line business; and

–	a significant increase in the National Wholesale segment (+258 million euros, +14.8%) generated by the growth of the customer base of alternative operators.

With respect to the Brazil Business Unit, revenues totaled 4,753 million euros in 2009, 201 million euros lower than in 2008. The positive trend in VAS revenues, attributable to growth in the customer base (+4.7 million lines compared to the end of 2008) was offset by the fall in sales of handsets and products.

For an in-depth analysis of revenue performance by individual Business Unit, reference should be made to “The Business Units of the Telecom Italia Group”.

❖	OTHER INCOME

Details are as follows:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	71	86	(15)	(17.4)
Recovery of employee benefits expenses, purchases and services rendered	46	51	(5)	(9.8)
Capital and operating grants	49	42	7	16.7
Damage compensations, penalties and sundry recoveries	30	64	(34)	(53.1)
Sundry income	84	65	19	29.2

Total other income	280	308	(28)	(9.1)

❖	OPERATING EXPENSES

Our operating expenses amounted to 21,654 million euros in 2009, a reduction of -8.31% compared to 23,617 million euros in 2008 (-1,963 million euros). The decrease was attributable to the following:

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

In detail:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of raw materials and merchandise	1,852	2,707	(855)	(31.6)
Portion of revenues to be paid to other operators and interconnection costs	4,282	4,927	(645)	(13.1)
Commercial and advertising costs	2,012	1,971	41	2.1
Power, maintenance and outsourced services	1,254	1,280	(26)	(2.0)
Rent and leases	572	572	—	—
Other service expenses	1,508	1,663	(155)	(9.3)

Total acquisition of goods and services	11,480	13,120	(1,640)	(12.5)

% on Revenues	42.7	45.6

•	Employee benefits expenses

Details are as follows:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
• Expenses and costs of Ordinary employees	3,467	3,518	(51)	(1.5)
• Expenses for collective redundancy procedure (“mobilità”) under Law 223/91	—	292	(292)	(100)

Total employee benefits expenses—Italian companies	3,467	3,810	(343)	(9.0)

Total employee benefits expenses—Foreign companies	267	304	(37)	(12.2)

Total employee benefits expenses	3,734	4,114	(380)	(9.2)

% on Revenues	13.9	14.3

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

In particular, employee benefits expenses in 2008 included the expenses for collective dismissal agreements under Law 223/91 (292 million euros) related to the Parent Telecom Italia S.p.A., Telecom Italia Sparkle S.p.A., Olivetti S.p.A. and Olivetti I-Jet S.p.A.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

The Group’s average number of salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(equivalent number, except percentages)
Average salaried workforce—Italy	60,324	63,145	(2,821)	(4.5)
Average salaried workforce—Foreign(1)	9,640	10,363	(723)	(7.0)

Total average salaried workforce(2)	69,964	73,508	(3,544)	(4.8)
Non-current assets held for sale—Foreign(3)	2,168	3,277	(1,109)	(33.8)

Total average salaried workforce—including Non-current assets held for sale	72,132	76,785	(4,653)	(6.1)

(1)	The change compared to 2008 takes into account the exclusion of Entel Bolivia group’s average headcount of 371 employees.

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

Group’s employees at December 31, 2009 and 2008 were as follows:

	As of December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	60,872	64,242	(3,370)	(5.3)
Employees—Foreign	10,512	11,078	(566)	(5.1)

Total Employees (1)	71,384	75,320	(3,936)	(5.2)
Non-current assets held for sale—Foreign	2,205	2,505	(300)	(12.0)

Total Employees—including Non-current assets held for sale	73,589	77,825	(4,236)	(5.4)

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

•	Other operating expenses

Details are as follows:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	565	687	(122)	(17.8)
Accruals to provisions	168	74	94	127.0
Indirect duties and taxes	128	139	(11)	(7.9)
TLC operating fees	318	315	3	1.0
Penalties, compensation and administrative sanctions	73	63	10	15.9
Association dues and fees, donations, scholarships and traineeships	26	26	—	—
Sundry expenses	67	45	22	48.9

Total other operating expenses	1,345	1,349	(4)	(0.3)

% on Revenues	5.0	4.7

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

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

•	Depreciation and Amortization

Details are as follows:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	2,251	2,324	(73)	(3.1)
Depreciation of tangible assets—owned and leased	3,300	3,352	(52)	(1.6)

Total depreciation and amortization	5,551	5,676	(125)	(2.2)

% on Revenues	20.6	19.7

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

Net losses on disposals of non-current assets were 59 million euros in 2009 (35 million euros of net gains on disposal of non-current assets in 2008) and include:

•	a 39 million euros loss connected with the final divestiture of the credit management software developed for the fixed consumer clientele of the Domestic Business Unit;

•	a loss of 11 million euros on the sale of a 60% stake in Telecom Media News S.p.A. by Telecom Italia Media S.p.A..

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

Operating profit was 5,493 million euros in 2009, an increase of 56 million euros compared to 2008 (1.0%). As a percentage of revenues, operating profit was 20.4% in 2009 (18.9% in 2008).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Details are as follows:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
ETECSA.	54	53	1	1.9
Other	13	11	2	18.2

Total	67	64	3	4.7

For further details about the above mentioned investments accounted for using the equity method please see “Item 4. Information on the Telecom Italia Group—4.2 Business Units—4.2.5 International Investments”, and “Note—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

Details are as follows:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Dividends from other investments	2	3	(1)	(33.3)
Net gains on disposal of other investments	4	2	2	100
Writedowns of Italtel group	(39)	—	(39)	—
Writedowns of other investments and other income expenses	(18)	(1)	(17)	—

Total	(51)	4	(55)	—

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

❖	FINANCE INCOME (EXPENSES)

Details are as follows:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Fair value measurement of call options for 50% of Sofora Telecomunicaciones share capital.	60	(190)	250	131.6
Income on bond buybacks	—	62	(62)	(100)
Early termination of cash flow derivatives	22	19	3	15.8
Writedown of receivables from Lehman Brothers	—	(58)	58	100
Accrual to provisions for interest (Telecom Italia Sparkle case)	(10)	(10)	—	—
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(2,242)	(2,434)	192	7.9

Total	(2,170)	(2,611)	441	16.9

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

The change in finance income (expenses) was impacted by the following:

•

the overall reduction in interest rates and the decrease in debt exposure and an improvement, compared to the previous year, of the impact in the fair value adjustments of the positions qualifying for hedge accounting;

•	the improvement in the fair value measurement of the call options on Sofora;

•

2008 included the writedown of receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc., arising on transactions in derivative instruments hedging financial risks on existing financial liabilities; and

•

lower income on bond buybacks. Such bond repurchase transactions, although having no impact in terms of finance income (expenses) in 2009 (income of 62 million euros in 2008), will give rise to lower finance expenses prospectively and constituted an efficient alternative investment of excessliquidity.

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

•	additional expenses connected with sales transactions in previous years (-1 million euros).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

In detail, the reconciliation of Profit (loss) from Discontinued operations/Non current assets held for sale and the main economic and financial data of HanseNet, was as follows:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
HanseNet economic impacts:
Revenues	1,161	1,190	(29)	(2.4)
Operating profit	(6)	8	(14)
• % of Revenues	(0.5)	0.7
Finance Income (expenses)	(24)	(33)	9
Profit before tax from Discontinued operations/Non-current assets held for sale	(30)	(25)	(5)
Income tax expense	7	36	(29)

Profit from Discontinued operations/Non-current assets held for sale (A)	(23)	11	(34)

Other economic impacts:
Impairment loss on goodwill attributed to HanseNet and expenses incidental to the sale	(597)	(21)	(576)
Net impact related to Liberty Surf	—	(28)	28
Expenses connected with sales in prior years	(2)	(1)	(1)

(B)	(599)	(50)	(549)

Profit (Loss) from Discontinued operations/Non-current assets held for sale (A+B)	(622)	(39)	(583)

5.2.9    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2009 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2008

❖	DOMESTIC

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	21,663	23,228	(1,565)	(6.7)
Operating profit	5,393	5,395	(2)	(0.0)
• % of Revenues	24.9	23.2
Capital expenditures	3,515	3,641	(126)	(3.5)
Employees at year-end (units)	59,367	62,433	(3,066)	(4.9)

Revenues decreased by 1,565 million euros, or 6.7%, from 23,228 million euros in 2008 to 21,663 million euros in 2009.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

In detail, an analysis of the Domestic Business Unit’s revenues by market segment is as follows:

•	Core Domestic

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues(1)	20,580	22,106	(1,526)	(6.9)
• Consumer	10,999	12,195	(1,196)	(9.8)
• Business	3,730	4,124	(394)	(9.6)
• Top	3,688	3,819	(131)	(3.4)
• National Wholesale	1,996	1,738	258	14.8
• Other	167	230	(63)	-
Operating profit	5,189	5,153	27	0.5
• % of Revenues	25.2	23.3
Capital expenditures	3,427	3,485	(67)	(1.9)
Employees at year-end (units)	58,098	61,156	(3,072)	(5.1)

(1)	Data are net of intersegment relationship.

In particular, as regards the market segments, for the year 2009, the following changes compared to 2008 are noted:

•

Consumer: during 2009, the commercial policy of the mobile business underwent a fundamental transformation. In particular, the difficult macroeconomic climate resulted in a drop in usage by some parts of the customer, which base together with an increasingly competitive market required a rapid repositioning of TIM’s offerings. From the traditional focus on the mobile handset as the important driver of choice by the final customer and promotion of the commercial network, there was a shift to a policy aimed at effective advertising communication, on service packages that further retain customers and a remuneration of the distribution channel linked to the quality of the customer acquired.

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

•

Business: the decrease in revenues (-394 million euros compared to 2008 or -9.6%) was mainly due to continuing economic difficulties encountered in 2009 by small and medium businesses resulting in a reduction of usage. In addition, there was a contraction in the Customer Base: less significant than the prior year in the Fixed area but a significant increase in the Mobile area. There was a reduction in revenues in both areas: Fixed -11% and Mobile -9%. Positive trends, however, were seen in the comparison of the two years as Fixed Broadband revenues were stable, Fixed Data Services grew (+3%) and mobile browsing revenues also increased (+16%);

•

Top: revenue performance (-131 million euros or -3.4% year-on-year) was principally due to the ongoing decline in the voice and data area (-8.7% year-on-year). This was also linked to the economic weakness and the consequent reduction in usage by companies. Such change was partly offset by the continual, strong growth of ICT solutions and offerings (+15.3% year-on-year) with an increase in market share from approximately 9.2% in December 2008 to 11.4% in December 2009. The mobile area was stable (-0.1% year-on-year);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

•	National Wholesale: the increase in revenues (+258 million euros or +14.8%) was generated by the growth of the OLO customer base on Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

•	International Wholesale

	Year ended December 31,
	2009	2008	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,710	1,830	(120)	(6.6)
• Of which third parties	1,208	1,267	(59)	(4.7)
Operating profit	209	236	(27)	(11.4)
• % of Revenues	12.2	12.9
Capital expenditures	122	163	(41)	(25.2)
Employees at year-end (units)	1,269	1,277	(8)	(0.6)

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

* * *

In addition to the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below.

Revenues of the Domestic Business Unit by technology and market segment are reported below:

	Year ended December 31,
	2009			2008			Change %
Market segment	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)
	(millions of euros, except percentages)
Consumer	10,999	5,037	6,251	12,195	5,285	7,270	(9.8)	(4.7)	(14.0)
Business	3,730	2,472	1,315	4,124	2,765	1,440	(9.6)	(10.6)	(8.7)
Top	3,688	2,956	823	3,819	3,053	824	(3.4)	(3.2)	(0.1)
National Wholesale	1,996	2,758	194	1,738	2,320	107	14.8	18.9	81.3
Other (support structures)	167	174	14	230	162	46	(27.4)	7.4	(69.6)

Total Core Domestic	20,580	13,397	8,597	22,106	13,585	9,687	(6.9)	(1.4)	(11.3)
International Wholesale	1,710	1,710	—	1,830	1,830	—	(6.6)	(6.6)	—
Eliminations	(627)	(368)	—	(708)	(415)	—	—	—	—

Total Domestic	21,663	14,739	8,597	23,228	15,000	9,687	(6.7)	(1.7)	(11.3)

(1)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

The performance of the major business areas was as follows:

•	Revenues from Fixed Telecommunications

In 2009, revenues for fixed telecommunications amounted to 14,739 million euros, decreasing 261 million euros (-1.7%) compared to the prior year.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

The trend for the main types of revenues from Fixed telecommunications was as follows.

Retail voice

	Year ended December 31,
	2009		2008		Change
		%		%		%
	(millions of euros, except percentages)
Traffic	2,726	40.1	3,118	41.4	(392)	(12.6)
Accesses	3,491	51.3	3,668	48.8	(177)	(4.8)
VAS services	207	3.0	252	3.3	(45)	(17.9)
Telephone products	380	5.6	486	6.5	(106)	(21.8)

Total Retail Voice	6,804	100.0	7,524	100.0	(720)	(9.6)

Retail voice revenues, in all business areas, reflected the continuing reduction in the customer base and traffic volumes due to the competitive environment in which the company operates. Combined with a smaller customer base, revenues were adversely affected by a reduction of regulated fixed-mobile termination rates and the discontinuance of certain mandatory or voluntary Premium services (offered by the company on a mandatory or voluntary basis). As a result, VAS service revenues decreased by 45 million euros compared to 2008. The economic impact in terms of lower revenues from the decline in accesses (-177 million euros), was only partially offset by the increase in subscriber charges which came into effect on February 1, 2009, for the domestic business. The expansion of national wholesale services (+170 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals) offset in part some of these declines.

Internet

	Year ended December 31,
	2009		2008		Change
		%		%		%
	(millions of euros, except percentages)
Total Internet	1,707	100	1,630	100	77	4.7

of which content/portal	144	8.4	120	7.4	24	20.0

Revenues from internet were 1,707 million euros, increasing 77 million euros compared to 2008. The Narrowband component continued to decline and represented only about 2% of total revenues. The total domestic retail broadband access portfolio in the domestic market reached around 7.0 million accesses, growing 246,000 accesses compared to the end of 2008. Flat-rate packages accounted for 83.0% of the total retail broadband customer portfolio (77% at year-end 2008). IPTV services continued to gain ground in the Consumer market (the portfolio had 401,000 customers, +72,000 compared to the end of 2008) and the Virgilio portal Web packages and activities grew. The Alice Casa offering had a portfolio of 621,000 customers (+503,000 compared to December 31, 2008) and accounted for 8.9% of the broadband portfolio compared to 1.7% at December 2008.

Business Data

	Year ended December 31,
	2009		2008		Change
		%		%		%
	(millions of euros, except percentages)
Leased lines	190	11.0	198	11.5	(8)	(4.0)
Data transmission	505	29.2	552	32.1	(47)	(8.5)
Data products	204	11.8	211	12.3	(7)	(3.3)
ICT services	831	48.0	759	44.1	72	9.5
• Of which ICT Services	510		448		62	13.8
• Of which ICT Products	321		311		10	3.2

Total Data Business	1,730	100.0	1,720	100.0	10	0.6

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

Revenues of the Business Data area rose by 10 million euros (+0.6%) compared to 2008. Growth in the packages offered for ICT services and products resulted in an increase in revenues of 72 million euros (+9.5%), mainly in the services area which grew by 13.8%. This increase offset declines in other areas of Business Data.

Wholesale

	Year ended December 31,
	2009		2008		Change
		%		%		%
	(millions of euros, except percentages)
National Wholesale	2,888	70.1	2,459	65.1	429	17.4
International Wholesale (1)	1,229	29.9	1,318	34.9	(89)	(6.8)

Total Wholesale	4,117	100.0	3,777	100.0	340	9.0

(1)	Includes sales to the third-party market and Domestic Mobile Telecommunications.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

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

Handset sales

Handset sales revenues were 482 million euros in 2009, a decline of 378 million euros compared to 2008. The reduction was due to a decrease in the total handsets sold owing principally to a more selective sales policy that rationalized the product portfolio and focused on quality (higher percentage of advanced handsets and devices using mobile internet) and the higher margins on these same handsets and devices.

Operating profit

Operating profit was 5,393 million euros in 2009, a decrease of 2 million euros compared to the corresponding period of 2008. The Operating profit margin was 24.9% in 2009 (23.2% in 2008).

The Operating profit performance was impacted by the change in the following line items:

•

acquisition of goods and services totaled 8,340 million euros in 2009, a reduction of 1,315 million euros (-13.6%) compared to the same period of 2008. The change was mainly due to a decrease in the amount to be paid to other operators, partly following the reduction in the termination rates of voice calls on the network of other operators from the fixed and mobile network, and lower purchases of products for resale, in addition to keeping commercial expenses in check, particularly those related to customer acquisition. Such decrease was connected with the Group’s strategy of focusing on higher-value customers; and

•

employee benefits expenses of 3,369 million euros in 2009, represented a decrease of 313 million euros compared to 2008. In 2008, 287 million euros was provided in connection with collective dismissal procedure (“mobilità”) under Law 223/91. Excluding such effect, employee benefits expenses recorded a decrease of 26 million euros in 2009; the contraction in the average headcount (-2,602 units compared to 2008) was mainly offset by the effect of the June 2008 increase in minimum salaries established by the TLC collective national labor contract and in October 23, 2009, the renewal of TLC collective national labor contract.

Apart from the factors above mentioned, the Operating profit performance can be attributed to:

•	lower depreciation and amortization charges of 122 million euros in 2009 (largely due to the reduction in amortizable assets); and

•	net losses on disposals of non-current assets for 69 million euros.

In addition, during 2009, the credit management software for fixed consumer clientele was disposed of since it was no longer considered usable in light of the new organizational structure of the Domestic Business Unit and the continuance of the fixed-mobile convergence process.

Capital expenditures

Capital expenditures totaled 3,515 million euros in 2009, down by 126 million euros compared to 2008. The percentage of capital expenditures to revenues was 16.2% in 2009 (15.7% in 2008). The reduction in total expenditure is largely due to the optimization and the rationalization of capital expenditures for the Broadband Access network, Core Platform and Control, Service and Application Platform, as well as the lower commitments associated with handset packages (either rented or in connection with multi-year contracts) and the acquisition of WI-MAX licenses.

The reduction in the Domestic Business Unit, although including 89 million euros for the purchase of part of the frequencies assigned to IPSE, is also attributable to the cost and capital expenditure reduction plans begun during 2008.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

Employees

Employees were 59,367 as of December 31, 2009, a reduction of 3,066 units compared to December 31, 2008.

❖	BRAZIL

On December 30, 2009, Tim Participações finalized the acquisition of Intelig from JVCO Participações (a subsidiary of the Docas Group). Intelig is the domestic and international Brazilian telecommunications operator for long-distance and data transmission services. From an industrial standpoint, the acquisition has been important to the Company’s Brazilian operations as it strengthened and completed the product offering and optimized resources due to the synergies generated by the integration of the two networks. Intelig possesses an important fiber optic network (about 15,000 kilometers) found in major Brazilian cities and has its own extensive carrier network (backbone).

On December 31, 2009, the merger by incorporation of Tim Nordeste S.A. in Tim Celular S.A. was concluded with a view towards continuing the process of simplifying the corporate structure aimed at the rationalization of business activities.

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Business Unit.

	Year ended December 31,
	2009	2008	2009	2008	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of BRL, except percentages and employees)
Revenues	4,753	4,954	13,161	13,270	(109)	(0.8)
Operating profit	209	189	580	507	73	14.4
• % of Revenues	4.4	3.8	4.4	3.8
Capital expenditures	964	1,348	2,671	3,612	(941)	(26.1)
Employees at year-end (units)	9,783	10,285	9,783	10,285	(502)	(4.9)

Revenues

Revenues totaled 13,161 million Brazilian reais in 2009, -109 million Brazilian reais lower than in 2008 (-0.8%). Product revenues decreased from 943 million Brazilian reais in 2008 to 927 million Brazilian reais in 2009 (-1.7%). Service revenues declined from 12,327 million Brazilian reais in 2008 to 12,234 million Brazilian reais in 2009 (-0.7%). In this context, VAS revenues increased by 16.1% over the previous year, owing to the growth in data packages with broadband and services and content.

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

With respect to changes in costs, the following is noted:

•

acquisition of goods and services totaling 7,777 million Brazilian reais in 2009 (8,107 million Brazilian reais in 2008). The decrease compared to the previous year (-330 million Brazilian reais), was principally due to a reduction of 514 million Brazilian reais in acquisition of raw and ancillary materials, consumable stores and goods and a reduction of 489 million Brazilian reais in the portion in revenues paid to other TLC operators

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

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

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais except percentages)
Impairments and expenses in connection with credit management	422	749	(327)	(43.7)
Accruals to provisions	70	96	(26)	(27.1)
TLC operating fees	735	700	35	5.0
Indirect duties and taxes	33	41	(8)	(19.5)
Sundry expenses	33	40	(7)	(17.5)

Total	1,293	1,626	(333)	(20.5)

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

Capital expenditures

Capital expenditures were 2,671 million Brazilian reais in 2009, a decrease of 941 million Brazilian reais compared to 2008, primarily due to the expense incurred in 2008 to acquire the 3G license for 1,239 million Brazilian reais.

Employees

Employees were 9,783 at December 31, 2009, a reduction of 502 people compared to December 31, 2008 (10,285 units). Employees at December 31, 2009 comprised 580 units attributable to the entrance of Intelig Telecomunicações Ltda in the scope of consolidation.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	230	287	(57)	(19.9)
Operating profit (loss)	(80)	(113)	33	29.2
• % of Revenues	(34.8)	(39.4)
Capital expenditures	53	50	3	6.0
Employees at year-end (units)	757	967	(210)	(21.7)

The principal operating data of the Pay-per-View business sold, through November 2008, and the principal operating data of the company, Telecom Media News, through April 30, 2009, and for the year ended 2008, are as follows:

	Year ended December 31
	1.1 –4.30.2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Revenues	3	81	(78)	(96.3)
Operating profit (loss)	(2)	(25)	23	92.0

The following table sets forth, for the years ended December 31, 2009 and 2008, certain financial and other data for the Media Business Unit, which have been revised to exclude the results relating to the Pay-per-View business and Telecom Media News:

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	227	215	12	5.6
Operating profit (loss)	(68)	(97)	29	29.9
• % of Revenues	(29.9)	(45.1)
Capital expenditures	53	48	5	10.4
Employees at year-end (units)	757	856	(99)	(11.6)

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

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

Operating profit relating to Network Operator activities improved by 2 million euros compared to 2008 and was attributable to the above-noted increase in revenues, net of higher operating costs.

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

❖	OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	350	352	(2)	(0.6)
Operating profit (loss)	(19)	(37)	18	48.6
• % of Revenues	(5.4)	(10.5)
Capital expenditures	4	3	1	—
Employees at year-end (units)	1,098	1,194	(96)	(8.0)

Revenues

Revenues were 350 million euros in 2009, down 2 million euros compared to 2008.

Revenues were stable compared to 2008 despite the difficult economic conditions.

Product revenues in 2009 were in line with the prior year, but with a different mix: lower volumes for conventional products compensated by sales of new product lines (Data Cards, Net Books and Note Books) on Olivetti and Telecom Italia channels. The lower sales volumes of conventional products was linked to the weak economy with the highest declines in European markets, particularly in Spain and in Great Britain where the Pound sterling decreased significantly in value.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2010

❖	INTERNATIONAL INVESTMENTS

BBNED GROUP

The BBNed group , which was sold during the course of 2010, consisted of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V.

The following table sets forth, for the periods indicated, certain financial and other data for the BBNed Group.

	Year ended December 31,
	2009	2008	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	87	84	3	3.6
Operating profit (loss)	(5)	(17)	12	70.6
• % of Revenues	(5.7)	(20.2)
Capital expenditures	6	25	(19)	(76.0)
Employees at year end (units)	347	407	(60)	(14.7)

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

5.3    LIQUIDITY AND CAPITAL RESOURCES

The Telecom Italia Group defines the guidelines for directing operations, identifying the most appropriate financial instruments to meet pre-determined objectives, monitoring the results achieved and excluding the use of financial instruments for speculative purposes. In particular, the Telecom Italia Group employs a variety of instruments to finance its operations and raise liquidity. The instruments used are bond issues, alongside committed and uncommitted bank lines.

The Telecom Italia Group has a centralized treasury function which operates in the interests of the entire Group:

•	allocating liquidity where necessary;

•	obtaining excess cash resources from the Group companies;

•	guaranteeing an adequate level of liquidity compatible with individual needs;

•	acting on behalf of its subsidiaries to negotiate bank lines;

•	providing financial consulting services to its subsidiaries.

These activities reduce the Group companies’ need to seek bank lines and enable those companies to obtain better conditions from the banking system by constantly monitoring cash flows and ensuring a more efficient use of liquidity in excess of requirements.

Furthermore, the Telecom Italia Group has a centralized financial risk management policy for market, credit and liquidity risks. For additional details on funding and treasury policies and risk policies reference should be made to the Note “Cash and cash equivalents” and “Financial risk management” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The Group’s goal is to achieve an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin in terms of liquid resources and syndicated committed credit lines which enables it to cover refinancing needs for the next 18-24 months.

5.3.1    LIQUIDITY

Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal use of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments, such as international acquisitions.

For additional details, reference should be made to the Note “Cash and cash equivalents” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Cash flows from (used in) operating activities	6,873	5,475	8,261
Cash flows from (used in) investing activities	(3,319)	(4,569)	(6,672)
Cash flows from (used in) financing activities	(3,904)	(881)	(2,409)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale (*)	—	61	(41)

Aggregate cash flows (A)	(350)	86	(861)
Net cash and cash equivalents (**) at beginning of the year (B)	5,484	5,226	6,204
Net foreign exchange differences on net cash and cash equivalents (C)	148	172	(117)

Net cash and cash equivalents (**) at end of the year (D=A+B+C)	5,282	5,484	5,226

(*)	For further details please see the Note “Discontinued operations/non-current assets held for sale” of the Consolidated Financial Statements included elsewhere in this Annual Report.

(**)

For further details please see the Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008 of the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows from operating activities. Cash flows from operating activities were 6,873 million euros in 2010, 5,475 million euros in 2009 and 8,261 million euros in 2008.

2010 compared to 2009

The increase of 1,398 million euros in 2010 compared to 2009 was primarily attributable to:

•	an increase in profit from continuing operations of 1,361 million euros (3,579 million euros in 2010 compared to 2,218 million euros in 2009);

•	a positive effect of net change in current income tax receivables/payables of 1,000 million euros (a net use of 170 million euros in 2010 compared to a net use of 1,170 million euros in 2009);

•	a positive effect of change in trade payables of 717 million euros (a net use of 278 million euros in 2010 compared to a net use of 995 million euros in 2009);

•	a positive effect of change in employee benefits of 246 million euros (a net source of 73 million euros in 2010 compared to a net use of 173 million euros in 2009); and

•	a positive effect of change in inventories of 126 million euros (from a net use of 30 million euros in 2009 to a net source of 96 million euros in 2010).

Such increases in cash flows were partially offset by:

•

a negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of 752 million euros (from a net use of 229 million euros in 2009 to a net use of 981 million euros in 2010);

•	a negative effect of net change in deferred tax assets and liabilities equal to 702 million euros (from a net use of 48 million euros in 2009 to a net use of 750 million euros in 2010);

•

a negative effect of impairment losses (reversals) on non-current assets (including investments) of 143 million euros (a net use of 116 million euros in 2010 compared to a net source of 27 million euros in 2009);

•

a negative effect due to an increase in net gains realized on disposals of non-current assets (including investments) of 96 million euros (a net use of 41 million euros in 2010 compared to a net source of 55 million euros in 2009); and

•

a negative effect of change in trade receivables and net amounts due from customers on construction contracts of 323 million euros (a net source of 13 million euros in 2010 compared to a net source of 336 million euros in 2009).

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

•	the negative effect of change in employee benefits of 406 million euros (a net use of 173 million euros in 2009 compared to a net source of 233 million euros in 2008);

•

the negative effect of change in trade receivables and net amounts due from customers on construction contracts of 401 million euros (a net source of 336 million euros in 2009 compared to a net source of 737 million euros in 2008);

•	the negative effect of change in trade payables of 407 million euros (a net use of 995 million euros in 2009 compared to a net use of 588 million euros in 2008); and

•	the negative effect of net change in current income tax receivables/payables of 2,248 million euros (a net use of 1,170 million euros in 2009 compared to a net source of 1,078 million euros in 2008).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Such reductions in cash flows were partially offset by:

•	the positive effect of net change in deferred tax assets and liabilities equal to 983 million euros (from a net use of 1,031 million euros in 2008 to a net use of 48 million euros in 2009);

•

the increase in net gains realized on disposals of non-current assets (including investments) of 92 million euros (from a net use of 37 million euros in 2008 to a net source of 55 million euros in 2009); and

•	the positive effect of change in inventories of 44 million euros (from a net use of 74 million euros in 2008 to a net use of 30 million euros in 2009).

Cash flows used in investing activities. Cash flows used in investing activities were 3,319 million euros in 2010, 4,569 million euros in 2009 and 6,672 million euros in 2008.

2010 compared to 2009

The decrease in cash used in investing activities in 2010 compared to 2009 of 1,250 million euros was mainly due to:

•	an increase in net cash and cash equivalents arising from the acquisition of the control of the Sofora group—Argentina of 392 million euros;

•	a positive effect of change in financial receivables and other financial assets of 1,194 million euros (a net source of 502 million euros in 2010 compared to a net use of 692 million euros in 2009);

•

an increase of 193 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (a net source of 180 million euros in 2010 compared to a net use of 13 million euros in 2009); and

•	an increase of 41 million euros in acquisitions/disposals of other investments (a net source of 35 million euros in 2010 compared to a net use of 6 million euros in 2009).

Such effects were partially offset by:

•	an increase in capital expenditures (tangible and intangible assets on a cash basis) of 556 million euros (4,480 million euros in 2010 compared to 3,924 million euros in 2009); and

•

a decrease in proceeds from sale/repayments of intangible, tangible and other non-current assets of 10 million euros (a net source of 56 million euros in 2010 compared to a net source of 66 million euros in 2009).

2009 compared to 2008

The decrease in cash used in investing activities in 2009 compared to 2008 of 2,103 million euros was due to:

•	a decrease in capital expenditures (tangible and intangible assets on a cash basis) of 1,535 million euros (3,924 million euros in 2009 compared to 5,459 million euros in 2008); and

•	a positive effect of change in financial receivables and other financial assets of 1,064 million euros (a net use of 692 million euros in 2009 compared to a net use of 1,756 million euros in 2008).

Such effects were partially offset by:

•

a decrease of 465 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (a net use of 13 million euros in 2009 compared to a net source of 452 million euros in 2008); and

•

a decrease in proceeds from sale/repayments of intangible, tangible and other non-current assets of 31 million euros (a net source of 66 million euros in 2009 compared to a net source of 97 million euros in 2008).

Cash flows used in financing activities. Cash flows used in financing activities were 3,904 million euros in 2010, 881 million euros in 2009 and 2,409 million euros in 2008.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows used in financing activities in 2010 of 3,904 million euros reflected mainly the following:

•

a decrease in financial liabilities and other of 2,878 million euros, as a result of repayments of non-current financial liabilities (5,842 million euros) partially offset by the issuance of new debt (2,007 million euros) and the change in current financial liabilities and other (957 million euros); and

•	the payment of dividends of 1,093 million euros.

Cash flows used in financing activities in 2009 of 881 million euros reflected mainly the following:

•

an increase in financial liabilities and other of 180 million euros, as a result of the issuance of new debt (5,563 million euros) partially offset by repayments of non-current financial liabilities (4,260 million euros) and the change in current financial liabilities and other (1,123 million euros); and

•	the payment of dividends of 1,050 million euros.

5.3.2     CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10 of Regulation S-K under the 1934 Act. For further details please see “5.2.3—Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2010 Net Financial Debt was 32,087 million euros compared to 34,747 million euros at December 31, 2009 (a decrease of 2,660 million euros).

The net financial position of Telecom Italia is independent of that of Telco and Telecom Italia has no obligation to repay the debt held by Telco since they are two distinct legal entities.

In our updated 2011-2013 Strategic Plan’s we confirmed our strategic priorities: reinforcement of cash flow generation and constant and progressive reduction of the Group’s financial indebtedness.

Please see “Introduction–Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which could cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information–3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial targets we have established.

Net Financial Debt is detailed in the following table:

	As of December 31,
	2010	2009	2008
	(millions of euros)
Non-current financial liabilities	34,348	36,797	36,527
Current financial liabilities	6,882	6,941	6,267
Finance liabilities relating to Discontinued operations/Non current assets held for sale	—	659	—

GROSS FINANCIAL DEBT (A)	41,230	44,397	42,794

Securities, financial receivables and other non-current financial assets (B)	(1,863)	(1,119)	(2,663)

Current financial assets :
—Securities other than investments	(1,316)	(1,843)	(185)
—Financial receivables and other current financial assets	(438)	(1,103)	(491)
—Cash and cash equivalents	(5,326)	(5,504)	(5,416)
—Financial assets relating to Discontinued operations/Non current assets held for sale	—	(81)	—

Total current financial assets (C)	(7,280)	(8,531)	(6,092)

FINANCIAL ASSETS (D=B+C)	(9,143)	(9,650)	(8,755)

NET FINANCIAL DEBT (A+D)	32,087	34,747	34,039

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The non-current portion of gross financial debt was 34,348 million euros at December 31, 2010 (36,797 million euros at December 31, 2009 and 36,527 million euros at December 31, 2008) and corresponds to 83.3% of total gross financial debt.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. It should be stressed that such instruments are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the most suitable mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 60% - 70% for the fixed-rate component and 30% - 40% for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses Interest Rate Swaps (IRS) and Cross Currency Interest Rate Swaps (CCIRS) derivative financial instruments.

The volatility of the levels of interest rates and exchange rates, featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

CHANGE IN NET FINANCIAL DEBT DURING 2010

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2010:

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In particular:

•	Capital expenditures on an accrual basis were 4,583 million euros in 2010, an increase of 40 million euros compared to 2009. The breakdown is as follows:

	Year ended December 31,
	2010		2009		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	3,106	67.8	3,515	77.4	(409)
Brazil	1,216	26.5	964	21.2	252
Media, Olivetti and other activities	76	1.7	64	1.4	12
Adjustments	(3)	(0.1)	—	—	(3)

Total consolidated capital expenditures (excluding Argentina)	4,395	95.9	4,543	100.0	(148)
% on revenues	16.4		16.9
Argentina	188	4.1	—	—	188

Total consolidated capital expenditures	4,583	100.0	4,543	100.0	40

% on revenues	16.6		16.9

Specifically, the significant decrease in capital expenditures of the Domestic Business Unit (-409 million euros; -11.6%) was the result of programs to cut costs and capital expenditures begun in 2009. However, such reductions were offset by the inclusion of the Argentina Business Unit in the scope of consolidation (+188 million euros) since October 13, 2010 and the increase in capital expenditures by the Brazil Business Unit which mainly reflected the changes in the Brazilian real/euro exchange rate (+180 million euros) as well as higher investments for the expansion of the network and the IT platform.

•	Share capital increases

Share capital increases were 67 million euros, of which 44 million euros related to the share capital increase of Telecom Italia Media and 23 million euros to the share capital increase realized by the Parent, Telecom Italia S.p.A., as part of the broad-based share ownership Plan for employees.

•	Disposal investments and other divestitures

Sale of investments and other divestitures amounted to 973 million euros in 2010 and mainly refers to:

•	the sale of HanseNet for 811 million euros, including the negative cash flow of about 50 million euros, generated from January 1, 2010 to the date of sale (February 16, 2010);

•	the sale of Elettra for 35 million euros, including the collection for the sale of one of the ships owned by the company and the subsequent sale of the investment itself;

•	the sale of BBNed for 47 million euros, including the net financial debt of the company sold;

•

the reimbursement of 71 million euros received after reaching a settlement agreement between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

***

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

The sales of receivables to factoring companies during 2010 had a positive effect on net financial debt at December 31, 2010 of 1,209 million euros (1,034 million euros at December 31, 2009).

•	VAT taxes, interests and fines related to the Telecom Italia Sparkle case

With reference to the Telecom Italia Sparkle case, it should be noted that on July 19, 2010, after an in-depth internal investigation and in light of the opinions expressed by various professional advisors, the Company

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

decided to pay the reduced sanctions (25% instead of 100% of the amount fined) and the full amount of VAT considered non-deductible and the related interest, for a total amount of 418 million euros. Following the above payment, the bank surety which held on behalf of the Tax Authorities about 123 million euros, released such amount.

Moreover, in August 2010, Telecom Italia Sparkle’s appeal was upheld to revoke the seizure as a precautionary measure of the sum of 298 million euros (corresponding to the “VAT receivable unlawfully deducted for the tax years relating to the alleged illegal activities under investigation”) ordered by the Prosecutor’s Office in Rome in February 2010. As a result, the restitution of such sums has been arranged, except for 10 million euros which will remain under seizure for precautionary reasons in connection with the ongoing criminal case.

For further details about the Telecom Italia Sparkle case please see also “Note—Contingent liabilities, other information, commitments and guaranties” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

CHANGE IN NET FINANCIAL DEBT DURING 2009

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2009:

In particular:

•	Capital expenditures on an accrual basis were 4,543 million euros in 2009, a decrease of 497 million euros compared to 2008. The breakdown is as follows:

	Year ended December 31,
	2009		2008		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	3,515	77.4	3,641	72.2	(126)
Brazil	964	21.2	1,348	26.8	(384)
Media, Olivetti and other activities	64	1.4	79	1.6	(15)
Adjustments	—	—	(28)	(0.6)	28

Total	4,543	100.0	5,040	100.0	(497)

% on revenues	16.9		17.5

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Capital expenditures in 2008 included 477 million euros relating to the purchase of the mobile telephone licenses for the Brazil Business Unit’s 3G service. The reduction in the Domestic Business Unit, although including 89 million euros for the purchase of frequencies assigned to the operator IPSE, was also due to the impact of programs to cut costs and capital expenditures begun in 2008.

•	Disposal of investments and other divestitures

Disposal of investments and other divestitures amounted to 53 million euros in 2009 (599 million euros in 2008) and related principally to the sale of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark (for total cash receipts of 13 million euros), the sale of the investment in Telecom Media News, and also the disposal of other tangible and intangible assets. In particular, the disposals of tangible assets included the cancellation of a contract for the purchase of an aircraft which involved the manufacturer returning of the advances that had been paid by Telecom Italia (about 21 million euros).

The disposal of investments and other divestitures in 2008 mainly related to the sale, in August 2008, of the Liberty Surf group (euro 744 million, including the deconsolidation of the net financial debt of the subsidiary sold) and the sale, in December 2008, of the Pay-per-View Business segment.

•	Financial investments and treasury share buybacks

Financial investments and treasury share buybacks amounted to 65 million euros in 2009, and refers not only to the entry of Intelig in the scope of consolidation but also to the buyback of a total of 11.4 million Telecom Italia ordinary shares purchased to service the top management incentive plan denominated 2008 TOP Plan. The average unit price was 0.92959 euros per share (including brokerage commissions) with a total investment of 11 million euros.

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

The sale of receivables to factoring companies in 2009 had a positive effect on net financial debt at December 31, 2009 of 1,034 million euros (794 million euros at December 31, 2008).

Gross Financial Debt

On a consolidated basis, at December 31, 2010, our gross financial debt amounted to 41,230 million euros (44,397 million euros at December 31, 2009) and included non-current financial liabilities (long-term debt) of 34,348 million euros (36,797 million euros at December 31, 2009) and current financial liabilities (short-term debt) of 6,882 million euros (6,941 million euros at December 31, 2009).

As of December 31, 2010, approximately 63.2% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian reais, Argentine Peso and Japanese Yen.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2010		As of December 31, 2009
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	14,196	10,624	16,296	11,312
GBP	2,531	2,940	2,527	2,845
BRL	2,682	1,205	3,177	1,267
JPY	20,834	192	30,548	229
ARS	973	183	—	—
PYG	186,914	31	—	—
EURO		26,055		28,085

		41,230		43,738
Discontinued operations/Non current assets held for sale		—		659

Total gross financial debt		41,230		44,397

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

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. For this purpose, we have issued long-term debt in the capital markets under, among others:

•	the Telecom Italia Euro Medium Term Note (“EMTN”) Programme. The maximum amount permitted to be issued under the Programme, including in multiple tranches and multiple currencies, is 20 billion euros;

•

the Form F-3 Registration Statement, filed with the Securities and Exchange Commission on December 29, 2008, which allows for the issuance, by Telecom Italia S.p.A.’s wholly-owned subsidiary Telecom Italia Capital S.A. and under a guarantee by Telecom Italia S.p.A., of an indeterminate amount of debt securities at various terms, rates and maturities;

•

the Olivetti Euro Medium Term Note Programme, as updated and amended on June 8, 2001 and May 14, 2002, which allowed for the issuance of a total amount of 15 billion euros in debt (or the equivalent in other currencies), at various terms, rates and maturities; and

•

the Old Telecom Italia Global Medium Term Note Program (“Global Note Program”), which allowed for the issuance of a total amount of U.S.$12 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities.

Telecom Italia issues new long-term debt only from the first two programs of the above list. The following table highlights the utilization of the above mentioned programs at the end of 2010.

	As of December 31, 2010
	EMTN Programme	Form F-3 Registration Statement
	(millions of euros)	(millions of U.S.$)
Total amount of the program (max outstanding notes)	20,000.00	Indeterminate

Notes and bonds issued	15,957.78	16,000.00

Notes and bonds repaid	4,158.97	2,950.00

Net utilization of the program	11,798.81	13,050.00

Remaining available amount of the program	8,201.19	—

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Notes and bonds (including convertible bonds)

At December 31, 2010 we had notes and bonds outstanding of 29,578 million euros (30,036 million euros at December 31, 2009). Their nominal repayment amount was 28,329 million euros, a decrease of 777 million euros compared to December 31, 2009 (29,106 million euros).

Changes in bonds during 2010 were as follows:

	Currency	Amount (millions)
NEW ISSUES			Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3 months + 1.3% maturing 3/14/2012(1)	Euro	107.715	3/12/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	Euro	1,250	2/10/2010

REPAYMENTS			Repayment date
Telecom Italia Capital S.A. 4.875% 700 million dollars, issued with a guarantee from Telecom Italia S.p.A.	USD	700	10/1/2010
Telecom Italia Finance Floating Rate Notes 138.83 million euros Euribor 3 months + 1.30%(2)	Euro	138.83	6/14/2010
Telecom Italia S.p.A. Floating Rate Notes 796 million euros Euribor 3 months + 0.20%(3)	Euro	796	6/7/2010
Telecom Italia Capital S.A. 4% 1,250 million dollars, issued with a guarantee from Telecom Italia S.p.A.	USD	1,250	1/15/2010
Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium	Euro	574	1/1/2010

BUYBACKS			Buyback period
Telecom Italia Finance S.A. 1,884 million euros 7.50% maturing April 2011(4)	Euro	113.432	January – May

NOTES

(1)

These bonds were issued as a result of the contract terms established by the current bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. In fact, under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and were reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds were issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(2)

These bonds were repaid as a result of the contract terms established by the current bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. In fact, under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and were reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds were issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(3)	Net of 54 million euros bought back by the Company during 2009.

(4)	In October 2009, an amount of 2,683 million euros had already been bought back. The total amount bought back in 2009 and 2010 is therefore 116.115 million euros.

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: the nominal amount at December 31, 2010 is equal to 305 million euros and decreased by 43 million euros compared to December 31, 2009 (348 million euros).

Bond buybacks: As occurred in 2008 and 2009, in 2010, the Telecom Italia Group bought back bonds in order to:

•	provide investors with the further possibility of monetizing their positions;

•	partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without taking any additional risks.

For further details about the outstanding notes and bonds please see also “Note—Financial liabilities (current and non-current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the syndicated committed credit lines available at December 31, 2010. These are represented by the Revolving Credit Facility for a total of 8 billion euros expiring August 2014 and the new syndicated revolving line for a total of 1.25 billion euros signed February 12, 2010 and expiring February 2013. In January 2010, the syndicated line denominated Term Loan 2010 with 1.5 billion euros became due and was duly repaid with cash resources:

	December 31, 2010		December 31, 2009
	Committed	Drawdown	Committed	Drawdown
	(billions of euros)
Term Loan—maturity 2010	—	—	1.5	1.5
Revolving Credit Facility—maturity 2013	1.25	—	—	—
Revolving Credit Facility—maturity 2014	8.0	1.5	8.0	1.5

Total	9.25	1.5	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is a lender in the Revolving Credit Facility expiring 2014 with a commitment of 19 million euros and a disbursed amount of 3.6 million euros.

The bank’s commitment under the Term Loan of 19.9 million euros, disbursed in full, was duly repaid on the loan’s expiration date of January 28, 2010.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc.

On July 14, 2010, a bilateral stand-by credit line was secured for 120 million euros for a period of 18 months (expiring January 13, 2012) from Banca Regionale Europea and is completely drawn down.

On December 20, 2010, a revolving bilateral credit line was secured for 200 million euros for a period of 18 months (expiring June 19, 2012) from Unicredit S.p.A., drawn down for 120 million euros.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.55 years.

The Group’s average cost, considered as the cost for the period calculated on an annual basis and derived from the ratio of debt-related expenses to average exposure, is about 5.2%.

The maturities of financial liabilities in terms of the expected nominal repayment amount, as contractually agreed, are as follows:

Nominal repayment amount
(millions of euros)
Maturing by December 31, of the year:
2011(*)	5,790
2012	4,032
2013	4,817
2014	5,383
2015	2,807
After 2015	15,406

Total	38,235

(*)	Including 725 million euros of short term debt.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Current financial assets and liquidity margin

Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, was 6,841 million euros at December 31, 2010 (7,347 million euros at December 31, 2009) and, together with its unused committed credit lines 7.8 billion euros, allows the Group to amply meet its repayment obligations over the next 24 months. Notwithstanding the amount of the financing repayments and the bond buybacks made in 2010 (about 5.8 billion euros), cash provided by operating activities and the new bond issues enabled the Group to maintain an adequate level of liquidity.

In particular:

•

Cash and cash equivalents were 5,526 million euros at December 31, 2010 (5,504 million euros at December 31, 2009). The different technical forms of investing available cash at December 31, 2010, which include Euro Commercial Paper for 215 million euros, can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•

Counterpart risk: investments are made with leading banking, financial and industrial institutions with high-credit-quality and a rating of at least A-. Investments by the companies in South America have been made with leading local counterparts;

•	Country risk: investments are mainly made in the major European financial markets.

•

Securities other than investments amount to 1,316 million euros at December 31, 2010 (1,843 million euros at December 31, 2009). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. These mainly consist of 1,159 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s) and 149 million euros of bonds issued by counterparts with a rating of at least BBB+ with different maturities, but all with an active market, that is, readily convertible into cash.

Treasury policies

The Group uses a variety of instruments to finance its operations and raise liquidity, in particular bond issues, alongside committed and uncommitted bank lines.

It should be noted that the acquisition of the controlling stake in the Sofora group, with its consequent entry in the scope of consolidation of the Telecom Italia Group, did not require any cash payment by the Telecom Italia Group. Moreover, at December 31, 2010, the Argentina Business Unit has cash resources equal to a net amount of 86 million euros, while net financial debt was approximately 15 million euros at the consolidation entry date.

Off-Balance Sheet Arrangements

As of December 31, 2010, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Guarantees were provided—for a total of 173 million euros, net of back-to-back guarantees received for 144 million euros—by Telecom Italia on behalf of associated companies (16 million euros) and other third parties for medium/long-term financial transactions.

Telecom Italia issued “weak” comfort letters for a total of 32 million euros, on behalf of ETECSA for vendor financing. Such letters were closed on January 31, 2011 following the disposal of the investment.

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

As of December 31, 2010, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2011	2012	2013	2014	2015	After 2015	Total
	(millions of euros)
Bonds	4,131	3,358	3,497	2,857	1,748	12,738	28,329
Amounts due to banks, other financial payables and liabilities	718	523	1,151	2,380	931	1,820	7,523
Finance lease liabilities	216	151	169	146	128	848	1,658

Total	5,065	4,032	4,817	5,383	2,807	15,406	37,510
Current financial liabilities	725	—	—	—	—	—	725

Total	5,790	4,032	4,817	5,383	2,807	15,406	38,235

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.3.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units at December 31, 2010.

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Purchase of tangible assets:
Domestic	1,848	1,950	2,169
Brazil	758	543	482
Argentina	156	—	—
Media, Olivetti	37	29	22
Other Operations and eliminations	3	4	7

Total purchase of tangible assets(1)	2,802	2,526	2,680
Purchase of intangible assets(2)	1,781	2,017	2,360

Total capital expenditures(3)	4,583	4,543	5,040

(1)	Purchase of tangible assets is mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(2)	Purchase of intangible assets includes expenditures for software for telecommunications systems and licenses.

(3)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2010, 2009 and 2008, cash flows from operating activities exceeded capital expenditures on an accrual basis. For further details please see “—5.3.2 Capital Resources”, “—5.2.7 Results Of Operations Of Business Units For The Year Ended December 31, 2010 Compared With The Year Ended December 31, 2009”, “5.2.9 Results Of Operations Of Business Units For The Year Ended December 31, 2009 Compared With The Year Ended December 31, 2008”.

The capital expenditures planned for 2011, at Telecom Italia Group level, will be approximately 4.8 billion euros.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The breakdown by core markets is as follows:

•	Domestic Business Unit: approximately 3.0 billion euros in 2011 (approximately 8.7 billion euros in 2011-2013 period);

•	Brazil Business Unit (Tim Brasil): approximately 2.9 billion Brazilian reais in 2011 (approximately 8.5 billion Brazilian reais in 2011-2013 period); and

•	Argentine Business Unit: approximately 3.2 billion Argentine pesos in 2011.

The Telecom Italia Group expects to fulfill its future commitments for capital expenditures primarily through the use of cash generated from operations.

* * *

For details about market risk disclosures please see “Item 11. Quantitative And Qualitative Disclosures About Market Risks”.

Item 5. Operating And Financial Review And Prospects	Research, Development and Innovation

5.4    RESEARCH, DEVELOPMENT AND INNOVATION

Within Telecom Italia, research and development activities are carried out by Information Technology and Telecom Italia Lab (“TI Lab”), both of which belong to the Technology and Operations Department, which oversee innovation by analysing new technologies and carrying out the engineering operations for Telecom Italia’s services and network platforms, through strategic partnerships with the main producers of telecommunications equipment and systems and with research centres of excellence at the most highly qualified national and international academic institutions. Activities to enhance and generate competitive advantage for Telecom Italia Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at developing the company’s assets in patents rights. In this context, 18 new applications for patents were filed in 2010.

Relevant stakeholders and issues

The relevant stakeholders for research and development are:

•	areas of the company (e.g. Marketing and Purchasing);

•	suppliers, for the joint development of solutions in accordance with the technical requirements of Telecom Italia;

•

research centres and universities for collaboration and joint projects (e.g. the National Research Centre for the Smart Inclusion project. In 2010, 23 new collaborative projects were begun with 12 Italian universities and one foreign university (Keio) (in addition to the three already under way at the beginning of 2010), covering research into new technologies, encryption algorithms, new services and new communication standards;

•	standardisation bodies (NGMN, OpenIPTV Forum, OMA, 3GPP , TISPAN, ETSI,) in which Telecom Italia is actively involved;

•	public administration by carrying activities in partnership;

•

non-governmental associations for joint projects (e.g. the Zambia Project to install a Community Multimedia Centre in Africa, that will connect educational and healthcare institutions with one another and the Internet); and

•	international bodies such as the UN and UNESCO (e.g. organising study days and presenting action carried out by Telecom Italia in emergency situations).

The themes on which projects are developed are identified on the basis of the Three-Year Technological Plan, the reference document for the Telecom Group, which provides guidelines for the evolution of the network, platform and services.

The Plan is published once a year following a wide-ranging process of involvement of the corporate departments concerned.

The Technological Plan also identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the company’s strategies and highlights the emerging and crossover technologies in other sectors that may be of interest to the Group.

Projects and initiatives in 2010

The themes identified can be arranged in 3 macro-strands:

•	Information Technology to support business;

•	services to reduce environmental impact; and

•	services for the community.

Item 5. Operating And Financial Review And Prospects	Research, Development and Innovation

Information Technology to support business

Research and development activities in 2010 were carried out internally or contracted to outside suppliers and were directed towards the creation of:

•

software products dedicated to the management of new commercial offers and new services for customers (Business Support Systems), to the proper functioning of network support systems (Operational Support Systems), and to Security;

•	testing and specific checks for tenders and new network architecture;

•	new hardware infrastructure in support of the applications.

The main activities have been:

•	development of a new Customer Centric platform, “CRM Business,” for the commercial management of the SOHO, SME, Enterprise and Top customers;

•	development of new Customer Centric “Single Convergent Billing” to manage the billing of fixed/mobile services for Consumer customers;

•	development of a Customer Centric Integrated Data Warehouse to support the Fixed/Mobile convergence;

•	development of a new “SINGLE SAP” platform to integrate the previous versions relating to previous organisations; and

•

development of IT platforms in support of the business departments for the implementation of new services for Consumer, Business & Top customers. In particular, activities were aimed at supporting the following offers: offerta Famiglia; “Friend & Family”; MTV (main functions); IPTV; “Alice CASA” (naked); “Alice Total Security”; “Alice DATA KIT” (fixed-mobile upselling); “Tim Affare Fatto al Lavoro”; “Impresa Semplice”; “Alice Affare Fatto” on VoIP; “Alice Business” (naked).

Services to reduce environmental impact

•

Next Generation Data Center: this project is aimed at developing the hardware infrastructure according to virtualisation principles, based on replacing the physical servers in the Telecom Italia Data Center by making shared use of infrastructure between the various applications. The project, which aims to develop commercial offers for the ICT market (e.g. ospit@ virtuale), allows logistical and energy optimisations to be achieved.

•

Next Generation WorkPlace: this is a personal computing evolution that allows centrally managed content and applications to be accessed remotely and in multichannel mode, creating highly “simplified” workstations that only contain the basic network information needed to communicate with the centralised infrastructure. In addition to contributing in a decisive way to reducing energy consumption, the project is aimed at improving the operational flexibility of employees, establishing the foundation for future development of work models (e.g. teleworking).

•

ITS & Infomobility Platform: intended to enable new services for vehicles, their occupants, Public Administration and private citizens, by gradually introducing the idea of a vehicle constantly connected with the outside world (e.g. service centre, roadside infrastructure, occupants, other vehicles, etc.

•	Smart metering: these are solutions that allow energy consumption to be monitored and optimised, including TI-Green and Greenhome.

•	Smart Town: the solution provides a package of services for municipalities by using the public lighting network.

•

EARTH: this project studies network architectures and individual components of existing and above all future mobile systems with the aim of improving their energy efficiency by at least 50% compared to current standards.

•

Telepresence: development of a prototype for the telepresence service for business customers, the features of which guarantee a high standard of video quality (resolution up to full HD), visibility of the whole person, smoothness in the reproduction of movements and polyphonic audio with echo and background noise suppression. The prototype is distinguished by the use of low cost technologies such as HD webCAM, low cost plasma 50” TV, medium range PC and new low cost sound cards.

Item 5. Operating And Financial Review And Prospects	Research, Development and Innovation

Services for the community

•	Solutions for reducing the geographical divide: they are intended to facilitate access to broadband in areas with digital divide problems and new urban areas.

•

Laboratorio Accreditato di Prova (LAP): it operates within TILab and carries out testing activities on ICT services and systems. The LAP has been accredited since the 1990s as a provider of various services to the Ministry of Economic Development, SIT (Italian calibration service) and Accredia (the new national accreditation body) based on European Regulation EC 765/2008. LAP works for internal Telecom Italia departments and for organisations and companies operating in the ICT sector, offering tests and services of various kinds, from hardware to operational aspects, fixed terminals to mobile ones, exchanges to optical systems. Interoperability with the Telecom Italia network is completely simulated in the laboratory.

•

Smart Inclusion: this project allows young long term hospital patients to participate in social life by connecting with their school and home via a touch screen terminal fitted with a camera, while also allowing doctors to optimise the management of care procedures The technical solution has been created by Telecom Italia by using innovative technologies such as plastic fibre optics and power lines, as well as specific software developments, mainly based on open source platforms.

•

E-learning and evolved teaching methods: a series of initiatives were launched during 2010 in the field of schooling with the aim of fulfilling the demand for evolved systems based on collaboration, communication and the active involvement of end users.

•

MyDoctor@home: remote healthcare based on monitoring the physiological parameters of the patient directly from home or in appropriately equipped premises. The measurements are carried out by combining technologies developed by Telecom Italia with standard commercially available medical electronic apparatus.

•

MuoviTI: this is an experimental remote monitoring application for people with movement difficulties, which allows healthcare personnel to monitor the amount of movement of patients remotely. The system uses sensors that can be worn by the patient, process the data on site and transmit the results to the Telecom Italia remote monitoring platform for them to be checked by authorised personnel (doctors, relatives). The application is based on the SPINE framework, an open source project developed with the academic world (Universities of Calabria, University of California—Berkeley and the University of Texas in Dallas). The testing of MuoviTi on a number of patients being treated in the rehabilitation department of the Novara University “Maggiore della Carità” Hospital began in 2010 with the assistance of the Mario Boella Institute.

For additional details, reference should be made to the Note “Other information”, of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

5.5    CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2011-2013 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning a proprietary TLC network infrastructure);

•	the continuing impact and recovery from the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international businesses and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

On April 14, 2008 the Shareholders’ Meeting of the Company elected a Board of Directors of Telecom Italia. The Shareholders’ Meeting established the number of Directors at 15 and their term of office for three years, that is up to the Shareholders’ Meeting which will approve the financial statements of the Company for the year ended December 31, 2010 (which will take place on April 12, 2011).

On April 15, 2008, the Board of Directors elected Gabriele Galateri di Genola and Franco Bernabè, respectively, as Chairman of the Board of Directors and Chief Executive Officer.

On February 27, 2009 Gianni Mion resigned from office and the Board appointed Stefano Cao in his place, effective up to the Shareholders’ Meeting. The Shareholders’ Meeting on April 8, 2009 confirmed his appointment, with the same term of office as the term of the other directors.

On December 22, 2009, following finalization of the agreement between Telco and Sintonia and the subsequent exit of Sintonia from the Telco shareholding structure, Stefano Cao resigned from the Board of Directors of Telecom Italia with immediate effect.

On April 29, 2010 the Shareholders’ Meeting approved the proposal by the Board to appoint Mauro Sentinelli as a director of the Company, with the same term of office as the term of the other directors.

On November 30, 2010, Berardino Libonati passed away and the Board has not appointed any substitute in his place.

Consequently, at April 1, 2011 the Board of Directors of Telecom Italia was composed as follows:

Name	Age	Position	Appointed
Gabriele Galateri di Genola	64	Chairman	2008
Franco Bernabè	62	Chief Executive Officer/Director	2008
César Alierta Izuel	66	Director	2008
Paolo Baratta(1)	71	Director	2008
Tarak Ben Ammar	61	Director	2008
Roland Berger(1)	73	Director	2008
Elio Cosimo Catania(1)	64	Director	2008
Jean Paul Fitoussi(1)	68	Director	2008
Julio Linares López	65	Director	2008
Gaetano Micciché	60	Director	2008
Aldo Minucci	64	Director	2008
Renato Pagliaro	54	Director	2008
Mauro Sentinelli	64	Director	2010
Luigi Zingales(1)	48	Director	2008

(1)	Independent Directors. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

As of April 1, 2011 the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Antonino Cusimano.

In 2010:

•	the Board of Directors met nine times, with meetings generally scheduled pursuant to a calendar set forth in advance;

•

the Executive Committee (as of December 31, 2010 composed of Gabriele Galateri—Chairman, Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López , Aldo Minucci, Renato Pagliaro) met five times;

Item 6. Directors, Senior Management and Employees	Directors

•

the Internal Control and Corporate Governance Committee (as of December 31, 2010 composed of Paolo Baratta—Chairman, Roland Berger, Jean Paul Fitoussi and Aldo Minucci) held twelve meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•	the Nomination and Remuneration Committee (as of December 31, 2010 composed of Elio Cosimo Catania—Chairman, Aldo Minucci, Luigi Zingales) met eight times.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

* * *

The terms of the above Board of Directors runs for three years and will expire in conjunction with the Annual Meeting to be held on April 12, 2011. In accordance with the applicable procedures for the nomination of the new Board of Directors, the following slates of candidates have been duly deposited and published. They will be voted upon during the Shareholders’ Meeting which will take place on April 12, 2011.

Slate by Telco S.p.A. (owning a total amount of around 22.4% of Telecom Italia ordinary share capital):

1.	Cesar ALIERTA IZUEL, born in Zaragoza (Spain), May 5, 1945;

2.	Tarak BEN AMMAR, born in Tunis (Tunisia), June 12, 1949;

3.	Franco BERNABÈ, born in Vipiteno (Sterzing), September 18, 1948;

4.	Elio Cosimo CATANIA, born in Catania, June 5, 1946;

5.	Jean Paul FITOUSSI, born in La Goulette (Tunisia), August 19, 1942;

6.	Gabriele GALATERI di GENOLA, born in Rome, January 11, 1947;

7.	Julio LINARES LOPEZ, born in (Medina de Pomar (Spain)), December 26, 1945;

8.	Gaetano MICCICHE’, born in Palermo, October 12, 1950;

9.	Aldo MINUCCI, born in Reggio Calabria, July 4, 1946;

10.	Renato PAGLIARO, born in Milan, February 20, 1957;

11.	Marco PATUANO, born in Alessandria, June 6, 1964;

12.	Mauro SENTINELLI, born in Rome, January 8, 1947;

13.	Francesco COATTI, born in Milan, August 1, 1970;

14.	Filippo BRUNO, born in Milan, October 28, 1961;

15.	Oliviero Edoardo PESSI, born in Padua, May 7, 1964.

Slate by Findim Group S.A. (owning a total amount of around 4.9% of Telecom Italia ordinary share capital):

1.	Gianemilio OSCULATI, born in Monza, May 19, 1947;

2.	Paolo Carlo Renato DAL PINO, born in Milan, June 26, 1962;

3.	Carlos Manuel DE LUCENA E VASCONCELOS CRUZ, born in Lisbon (Portugal), September 12, 1957.

Slate by a group of asset management companies and international institutional investors (jointly owning a total amount of around 4.9% of Telecom Italia ordinary share capital):

1.	Luigi ZINGALES, born in Padua, February 8, 1963;

2.	Ferdinando FALCO BECCALLI, born in Turin, November 25, 1949;

3.	Francesco PROFUMO, born in Savona, May 3, 1953.

Item 6. Directors, Senior Management and Employees	Directors

While depositing its slate, Telco S.p.A. declared the intention to propose to the Shareholders’ Meeting:

•	to establish the number of members of the Board of Directors at 15;

•

to fix the term of office of the newly-elected Board of Directors at three financial years, i.e. to end with the Shareholders’ Meeting which will be convened to approve the company’s financial statements for the year ended December 31, 2013;

•

to set the overall annual remuneration for the Board of Directors at Euro 2,200,000, as under Article 2389, paragraph 1, of the Italian Civil Code, to be divided among the members thereof in accordance with the resolutions adopted by the Board itself in this respect;

•

to authorize the candidates for the post of Director to continue with the activities specified in their respective curricula vitae, and to release them from restrictions on competition, as permitted under Article 2390 of the Italian Civil Code.

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors in charge as of April 1, 2011.

Gabriele Galateri di Genola:    Gabriele Galateri di Genola was born in Rome in 1947. He was appointed Chairman of Telecom Italia on December 3, 2007 and confirmed in the office on April 15, 2008. After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analyses Office before being appointed to manage the International Loans Office. From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy. In 1977, he joined FIAT S.p.A., where he moved from Head of North, Central and South American Operations at the International Finance Office, to Head of International Finance and, ultimately, to Director of Finance. Mr. Galateri di Genola became CEO of Ifil S.p.A. in 1986. In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002. In June 2002, he was appointed CEO of FIAT S.p.A. Between April 2003 and June 2007, Mr. Galateri di Genola was Chairman of Mediobanca S.p.A. and up to April 2010 he was Vice Chairman of Assicurazioni Generali S.p.A.. He is a non-executive Board member of TIM Participaçoes S.A., Banca Esperia S.p.A., Banca Cassa di Risparmio di Savigliano S.p.A., Banca Carige, Italmobiliare S.p.A.. He is a member of the Giunta and of the Consiglio Direttivo of Confindustria; Mr. Galateri has been awarded the Cavaliere del Lavoro honor. He is also Confindustria’s Chairman Representative for telecommunications and broadband development. He is member of the General Council and of the Executive Board of Assolombarda.

Franco Bernabè:    Franco Bernabè was born in Vipiteno/Sterzing (Bozen) in 1948. He was appointed Chief Executive Officer of Telecom Italia on December 3, 2007 and confirmed in the office on April 15, 2008. After earning his degree with honors in Economics and Political Science at the University of Turin in 1973, Mr. Bernabè worked for two years as a post-graduate fellow at the Einaudi Foundation. He began his professional career in 1976 as a Senior Economist at the OECD Department of Economics and Statistics in Paris. In 1978 he joined the Planning Department of FIAT as Chief Economist. In 1983 he joined Eni as an Assistant to the Chairman and became subsequently the Head of Corporate Planning, Financial Control and Corporate Development. From 1992 to 1998 Mr. Bernabè was CEO of Eni. During this two terms, he achieved the turnaround of the company and its successful privatization bringing Eni to be one of the largest oil companies by market capitalization worldwide. In November 1998 he became CEO of Telecom Italia, a position he retained until 1999, when he left following the takeover of Telecom Italia by Olivetti. At the end of 1999 he founded FB Group, an investment company active in the areas of financial advisory, ICT and renewable energy. In 2004, following the merger of the financial advisory activities of FB Group with the Rothschild Group, he was appointed as Vice Chairman of Rothschild Europe. Mr. Bernabè has also served pro bono on different public assignments: in 1999 he was appointed by the Italian Prime Minister as a special representative of the Italian Government for the reconstruction of Kosovo; between 2001 and 2003 he was the Chairman of La Biennale di Venezia, and since 2004 he is the Chairman of Mart, the foremost Italian museum of modern art. Mr. Bernabè has served on the Advisory Board of the Council on Foreign Relations, and currently serves on the Board of the Perez Center for Peace. Mr. Bernabè is currently Chairman of the Board of GSMA, the international organisation of mobile operators, member of the Board of Directors of PetroChina, and member of the European Roundtable.

César Alierta Izuel:    César Alierta Izuel was born in 1945. Mr. Alierta took a degree in law from the University of Zaragoza and earned an MBA at Columbia University (New York). Mr. Alierta has been a Director of Telecom

Item 6. Directors, Senior Management and Employees	Directors

Italia since November 8, 2007. He has been Chairman and Executive Chairman of the Board of Directors of Telefónica, S.A. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Asociación Espanola de Analistas Financieros). Between 1996 and November 1999, he was director and chairman of Tabacalera. S.A. At that time Tabacalera, S.A. changed its name into Altadis. S.A. (following its merger with the French Group, Seita-Société Nationale D’Exploitation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compania de Seguros y Reaseguros, S.A. and of Iberia, S.A.

Paolo Baratta:    Paolo Baratta was born in Milan in 1939. Mr. Baratta has been a Director of Telecom Italia since May 6, 2004. In 1967 he began doing economic research at the Associazione per lo sviluppo dell’industria nel Mezzogiorno (Svimez) in Rome. In 1979 he became a Director of the Istituto per il Credito alle Imprese di Pubblica Utilità (ICIPU) and then Deputy Chairman. From 1980 to 1992 he was Chairman of ICIPU, Consorzio di Credito per le Opere Pubbliche (CREDIOP), Deputy Chairman of the Nuovo Banco Ambrosiano (later Banco Ambrosiano Veneto) and the Italian Bankers’ Association (ABI). In addition to being a Director of various companies, he was Chairman of the Centro Beneduce per gli studi in Campo Bancario e Assicurativo. In 1993 he became Minister for Privatizations with responsibility for the reorganization of the system of state holdings. In 1993-94 he was Minister for Foreign Trade and Minister for Industry ad interim. In 1995-96 he was Minister for Public Works and minister for the Environment. From 1997 to 2000 he was chairman of Bankers’ Trust S.p.A. and from 1998 to 2000 Chairman of the Biennale di Venezia. He is a member of the Società Italiana degli Economisti and currently is Chairman of the Fondazione La Biennale di Venezia, Comitato Venezia Internazionale, Accademia Filarmonica Romana, and the Fondazione Lorenzo Valla. Mr Baratta is a Deputy Chairman of the Fondo per l’Ambiente Italiano (FAI). He is also a Director of Svimez and Fondazione Cini-Venezia.

Tarak Ben Ammar:    Tarak Ben Ammar was born in Tunis in 1949. Mr. Ben Ammar has been a Director of Telecom Italia since April 14, 2008. He started his career in 1977, as a film producer. In 1990, he formed Quinta Communications, a company used as a vehicle for a number of investments and as a production and distribution company, that was also engaged in trading of audiovisual rights (acquired from U.S. producers and sold to European Broadcasters); in addition Quinta diversified its activities by building up a portfolio of strategic investments in the media services industry. In addition, Mr. Ben Ammar established close working relationships with a selected number of prominent International investors in the media industry. Mr. Ben Ammar was awarded the “Legion d’Honneur” in 1984 for his cultural contributions. Mr. Ben Ammar is Chief Executive Officer of Europa TV, Prima TV, Ex Machina SAS, Andromeda Tunisie SA, Promotions et Participations International SA, Holland Coordinator & Service Company Italia S.p.A., Eagle Pictures S.p.A. He is a member of the Board of Director of Mediobanca S.p.A. and of other companies.

Roland Berger:    Roland Berger was born in Berlin in 1937. Mr. Berger has been a Director of Telecom Italia since April 14, 2008. He graduated in business at Munich Ludwig Maximilians University. In 1967 Mr. Berger founded Roland Berger & Partners and up until June, 2003 he developed Roland Berger Strategy Consultants. Since July 1, 2003 Mr. Berger has been Chairman of Roland Berger Strategy Consultants. Mr. Berger has been, since 1996, Lecturer and Visiting Professor for General Business Administration and Management Consulting at the Brandenburg Technical University in Cottbus and, since 2000, Honorary Professor for General Business Administration and Management Consulting at the Brandenburg Technical University in Cottbus. He is the author of more than 100 publications on issues of international management and organization, strategic planning and marketing and corporate planning. Mr. Berger has received many public appointments and has been conferred numerous honors. Mr. Berger is Member of the Board of Trustees of the Association for the Promotion of German Science, Essen, the Bavarian Elite Academy Foundation, the Institute for Economic Research at the University of Munich, the Zeppelin University, Friedrichshafen; Board Member of the International Academy of Management, Barcelona, the International Management Institute, Kiev, the Business School Insead, Fontainebleau, the World Association for International German Schools, Berlin. Mr. Berger is Chairman of the Board of Trustees of his private Roland Berger Foundation. The Roland Berger Foundation is committed to protecting human dignity and human rights worldwide, and to facilitating access to high-quality education for talented young people from weaker social classes in Europe. He holds offices in many cultural associations and in international advisory/supervisory boards: in particular, he is Member of various boards and supervisory boards of national and international businesses, foundations and organizations (Fiat S.p.A., RCS Mediagroup S.p.A., Fresenius SE, Schuler

Item 6. Directors, Senior Management and Employees	Directors

AG, Senator Entertainment AG, Wilhelm von Finck AG—Deputy Chairman, Live Holding AG—Chairman, Prime Office AG—Chairman, WMP EuroCom AG—Chairman), Member of the international advisory board of Sony Corporation of Tokio and Blackstone Group of New York.

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

Jean Paul Fitoussi:    Jean-Paul Fitoussi was born in La Goulette (Tunisia) in 1942. Mr. Fitoussi has been a Director of Telecom Italia since May 6, 2004. Mr. Fitoussi is Professor of Economics at the Institut d’Études Politiques in Paris, where he has taught since 1982 and whose Scientific Committee he now chairs. He is currently President of the Observatoire Français des Conjonctures Economiques (OFCE), an economic research and forecasting institute. Mr. Fitoussi graduated cum laude in Law and Economics from the University of Strasbourg with a thesis on inflation, equilibrium and unemployment. He began his academic career as a contract professor at the University of Strasbourg. Between 1979 and 1983 he taught at the European University Institute, Florence, and in 1984 was visiting professor at the University of California, Los Angeles. Since 1998 he has been a member of the board of the École Normale Supérieure. In 1997 he became a member of the Prime Minister’s Council for Economic Analyses. In 1996 he was named to the Commission Économique de la Nation. He was secretary of the International Economic Association beginning in 1984 and has been an expert for the Economic and Monetary Committee of the European Parliament. Between 1990 and 1993 he was Chairman of the Economic Council of the European Bank for Reconstruction and Development. In the field of publishing, Mr. Fitoussi is managing editor of the Revue et Lettre de L’OFCE, member of the Editorial Board of Labour and The International Journal of Development Planning Literature and the scientific committee of International Labour Review and Critique Internationale. His writing appears regularly in newspapers in France and abroad and he is commentator for La Repubblica and Le Monde. Since 2002 he has been Director of the Fondation Nationale des Sciences Politiques. In the field of research, Mr. Fitoussi has concentrated on inflation theory, unemployment, foreign trade and the role of macroeconomic policy. As President of the OFCE and founder of its International Economic Policy Group (of which he is a member), he has made numerous contributions to the current economic policy debate, particularly on the issues of economic integration and transition. Mr. Fitoussi has received the Association Français de Sciences Économiques (French Association for Economic Sciences) Award, and the Rossi Award from the Académie des Sciences Morales et Politiques (Academy of Moral and Political Sciences). He has been awarded various honours including the Honorary Deanship of the Faculty of Economics in Strasbourg, Honoris Causa degree at the Buenos Aires University, and in his own country the decorations of Chevalier de l’Ordre National du Mérite (Knight of the National Order of Merit) and Chevalier de la Legion d’Honneur (Knight of the Legion of Honour). He is a Member of various boards of national and international businesses, foundations and organizations (member of the Board of Directors of FNSP and of the Supervisory Board of Intesa SanPaolo, member of Executive Committee of the Association Internationale de Sciences Economiques, Chairman of the Commission des Nations-Unies sur la reforme du systeme monetaire financier international).

Julio Linares López:    Julio Linares López was born in Medina de Pomar (Spain) in 1945. He has been a Director of Telecom Italia since November 8, 2007 and member of the Executive Committee since April 15, 2008. Mr. Linares has been a member of the Board of Directors and Chief Operating Officer for Telefónica since December 19, 2007. In May 1970, he joined Telefónica’s Research and Development Center, where he held several positions until he was appointed head of the Technology Department. In April 1990, he was appointed General Manager of Telefónica Investigación y Desarrollo S.A. In December 1994, he became deputy general manager of Marketing and Services Development department in the commerciai area and subsequently, deputy general manager far Corporate Marketing. In July 1997, he was appointed chief executive officer of Telefónica Multimedia S.A. and chairman of Telefónica Cable and Producciones Multitemàtícas S.A. In January 2000, he was appointed executive chairman of Telefónica de Espana S.A., a position which he held until December 2005, when

Item 6. Directors, Senior Management and Employees	Directors

he was appointed managing director for Coordination, Business Development and Synergies of Telefónica. He is also a member of the Board of Directors of Telefónica Espana, Telefónica Europe, Telefonica Latinoamerica and of the Social Council of the Complutense University of Madrid. Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

Gaetano Miccichè:    Gaetano Miccichè was born in Palermo in 1950. Mr. Miccichè has been a Director of Telecom Italia since July 24, 2007. He graduated in Law and then obtained a Master in Business Administration with merit at the SDA Bocconi. He began his professional experience in 1971 as Manager for Corporate Clients at Cassa Centrale Risparmio Province Siciliane. In 1989 he was appointed Central Financial Director at Rodriguez S.p.A., world leading company in the high-speed navigation sector. From 1992 to 1995 he was Managing Director and later Liquidating Administrator at Gerolimich—Unione Manifatture, Holding Company with stakes in various industrial sectors. In 1996 he became General Manager of Santavaleria S.p.A., industrial Holding Company in chemical and glass sectors. From 1997 to 2002 he was Chief Executive Officer and General Manager of Olcese S.p.A. Since 2002 he has been in Intesa Sanpaolo S.p.A. as Head of Corporate & Investment Banking Division. Since 2007 Mr. Miccichè has been Chief Executive Officer of Banca IMI. He is also Member of the Board of Directors of Alitalia—Compagnia Aerea Italiana S.p.A. and member of Supervisory Board of Fondazione Ricerca e Imprenditorialità.

Aldo Minucci:    Aldo Minucci was born in Reggio Calabria in 1946. Mr. Minucci has been a Director of Telecom Italia since April 16, 2007. After graduating in Law, in 1972 he was employed by Assicurazioni Generali S.p.A., working in the Tax Consulting Service, for which he became Manager in 1983. In 1993 he was appointed Central Executive Officer with responsibility for the Administration and Tax Coordination Service, and supervision of the Tax Consultancy Service. In 1995 he took on the role of Deputy General Manager for Technical-Commercial Coordination for the Insurance Companies in Italy, and he is Supervisor of the Group’s Internal Audit Service. Mr. Minucci is Director of Banca Generali S.p.A, AC.E.GA.S. S.p.A., Intesa Previdenza SIM S.p.A., Gemina S.p.A., INA Assitalia S.p.A., FATA Vita S.p.A., FATA Assicurazioni Danni S.p.A.and ADR- Aeroporti di Roma S.p.A.. He is also Chairman of GENERTEL S.p.A. and Telco S.p.A.

Renato Pagliaro:    Renato Pagliaro was born in Milan in 1957. Mr. Pagliaro has been a Director of Telecom Italia since May 6, 2004. A registered auditor, with a Degree in Corporate Economics from Bocconi University, he joined Mediobanca—Banca di Credito Finanziario S.p.A. in 1981, where he has held positions of increasing responsibility. In April 2003 he was appointed Co-General Manager and Secretary to the Board of Directors of Mediobanca S.p.A.; he was Chairman of the Management Board from July 2007 to October 2008 and Managing Director of Mediobanca S.p.A. from October 2008 to May 2010. In May 2010 he was appointed Chairman of the Board of Directors of Mediobanca. He is a Deputy Chairman of RCS Mediagroup S.p.A. and Director of Pirelli & C. S.p.A. and Cofactor S.p.A. Since 1993 he has been a member of the Board of Auditors of Istituto Europeo di Oncologia S.r.l.

Mauro Sentinelli:    Mauro Sentinelli was born in Rome in 1947. Mr. Sentinelli was appointed a Director of Telecom Italia on April 29, 2010. An electronic engineer with a masters degree in telecommunications, Mr. Sentinelli joined SIP (presently Telecom Italia) in 1974, where he specialized in the mobile business. In 1991 he became Director of Marketing and Planning in the Mobile Division of the company and in 1994 he was appointed Deputy Managing Director of Telecom Italia’s Mobile Division (to become a separate company in 1995 as a result of the Tim de-merger). In May 1997 he left TIM for an experience in the U.S. and in July 1999 he returned to TIM as Group Managing Director. In April 2002 he became a director of TIM, finally leaving the company in January 2005. He was Deputy Chairman of the GSM Association from 2003 to 2008, board member of Onda Comunication (Italy) and Barthi Airtel (India) up to 2010. Presently Mr. Sentinelli is a Member of the Board of GSMA Ltd, the industrial branch of the GSM Association.

Luigi Zingales:    Luigi Zingales was born in Padua in 1963. Mr. Zingales has been a Director of Telecom Italia since April 16, 2007. Luigi Zingales is the Robert C. McCormack Professor of Entrepreneurship and Finance at the Graduate School of Business of the University of Chicago, where he has been a member of the faculty since 1992. In 2005-2006 he held the Taussig Research Professorship at Harvard University. He is a faculty research fellow of the NBER, a research fellow of the Centre for Economic Policy Research (CEPR), a member of the Committee on Capital Market Regulation, and of the United Nation Advisory Board on Microfinance. In 2003 he won the Bernacer Prize for the best young European financial economist. From 2005 to 2009 he was a director of the American Finance Association. His research interests span from corporate governance to financial development, from political economy to the economic effects of culture. He has published extensively in the major economics and financial journals. He is an editorialist for “Il Sole 24 ore” (the leading Italian economic newspaper) and for L’Espresso.

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of April 1, 2011, the executive officers of Telecom Italia and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Gabriele Galateri di Genola	64	Chairman(1)	2008
Franco Bernabè	62	Chief Executive Officer(1)	2008

Managers:
Franco Bertone	58	Dirección General Ejecutiva (CEO) Telecom Argentina	2009
Oscar Cicchetti	55	Head of Technology & Operations	2009
Stefano Ciurli	49	Head of Purchasing	2009
Antonino Cusimano	46	Head of Corporate Legal Affairs and a.i. Head of Legal Affairs	2008
Luca Luciani	43	Diretor Chairman of Tim Brasil	2009
Andrea Mangoni	47	Chief Financial Officer; a.i. Head of International Business and Chairman of Telecom Italia Sparkle S.p.A.	2009
Antonio Migliardi	52	Head of Human Resources and Organization	2008
Marco Patuano	46	Head of Domestic Market Operations	2009

(1)	Appointed by the Board of Directors on April 15, 2008.

The following are the selected biographical data of the executive officers, other than Directors (for the biographical data of Mr. Gabriele Galateri di Genola and Mr. Franco Bernabè, please see above under “—6.1 Directors”):

Franco Bertone:    Mr. Bertone was born in Milan in 1952. He has been Chief Executive Director of Telecom Argentina since 2009. He graduated in electrical engineering at Pavia University in 1977. Mr. Bertone began his career in 1978 in Sirti. Until November 1997 he held various activities in the design, installation, commissioning maintenance facilities. From 1988 to 1990 he was Head of Systems Group Milan in the Advanced Systems Division. From 1992 to 1997 Mr. Bertone was Head of the British subsidiary SIRTI Ltd. based in London. On December 1997, Mr. Bertone joined Telecom Italia and was appointed Director of Entel Bolivia SA (controlled by the Group company ETI—Euro Telecom International NV) based in Bolivia; in December 1997, he was appointed Executive Chairman. From March 2001 to June 2003, he was Head of the Area Manager Latin America of Telecom Italia based in Buenos Aires. Mr. Bertone has been Head of the Coordinamento Societario in TI Latam until 2003 and from 2004 he has been Head of Shareholders Relations. In June 15, 2006 he was appointed Chairman of Entel Bolivia. From September 2008 to March 2009, Mr. Bertone has been Chief Operating Officer of Telecom Argentina—fixed telephony.

Oscar Cicchetti:    Mr. Cicchetti was born in Pizzoli (L’Aquila), in 1951. From January 14 to June 4, 2008 he was Head of Telecom Italia Business Strategies & International Development; from March 10 to June 4, 2008 he was Head of Domestic Fixed Services and from June 12, 2008 to November 6, 2009 he was Head of Domestic Market Operations; he is currently Head of Technology & Operations. Mr. Cicchetti began his career in 1978 as an analyst at the Datamat software house. He joined SIP in 1979 to manage Network and Installations in the Ascoli Piceno area until 1984, and then he worked as a Market Manager in Ancona and Perugia. Between 1987 and 1993, he was in charge of Process Organization at the HR Management office. In 1993, Mr. Cicchetti transferred to the Azienda di Stato dei Servizi Telefonici company (later Iritel). He stayed here until 1994, as Head of Organization and Training. From 1994 to 1997, he was Head of Staff for the General Manager of Business Systems, before taking on this same role for the CEO of STET/Telecom Italia. Between 1997 and 2000, he covered a number of managerial roles at the Telecom Italia Group, including Central Deputy Manager and Head of the International Business Unit. This period culminated with appointments as Head of Strategic Planning and Head of the Network Division. After working as a freelance consultant in 2001 and 2002 for Wind and Morgan Stanley Private Equity, in 2003 he became CEO of business data services specialist Netscalibur S.p.A, a job he retained until 2006. He was appointed

Item 6. Directors, Senior Management and Employees	Executive Officers

CEO of Infracom Network Application S.p.A. in 2007, prior to making his return to the Telecom Italia Group. Mr. Cicchetti is also Chairman of Matrix S.p.A. and member of the Board of Directors of Olivetti S.p.A. and Fondazione Telecom Italia.

Stefano Ciurli:    Mr. Ciurli was born in Rome, in 1962. He graduated in Economics at LUISS University in 1987. He was appointed Head of the Purchasing department of Telecom Italia on March 16, 2009. He began his professional career in 1987 in SIP, over 20 years in Telecom Italia with increasing responsibilities mainly within the Finance Administration and Control department. From July 2003 to December 2005 he served as Chief Financial Officer of TIM. In 2006 he was in charge of the International Support area with the responsibility on the activities of business development and plug&play opportunities at international level. From August 2008 to March 2009, he served as head of the Planning & Control department of Telecom Italia. Mr. Ciurli is also Chairman of Telenergia and of Olivetti Multi Service; he is member of the Board of Directors of Shared Service Center S.r.l., Telecom Italia International N.V. and Telecontact S.p.A.

Antonino Cusimano:    Mr. Cusimano was born in Palermo, in 1964. He was appointed General Counsel and Head of Telecom Italia Corporate and Legal Affairs on September 15, 2008, Secretary to the Board of Directors on September 25, 2008 and Telecom Italia’s Head of Legal Affairs a.i. on December 23, 2008.

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

Andrea Mangoni:    Mr. Mangoni was born in Terni, in 1963. He graduated from the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures. He was appointed head of Administration, Finance and Control at the Company since November 2009. Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle and as Director of International Business at Telecom Italia S.p.A.. After a previous experience in InterAmerican Development Bank (IDB), from 1996 to March 2009 he worked at Acea, where he was appointed Chief Executive Officer in November 2003; from March 2003 to November 2003 he was General Manager of Acea; from June 2001 to February 2003 he was Chief Financial Officer, responsible for strategies, finance, budget, economic planning and control, and investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked as manager of the Finance Department of Acea and he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company.

Antonio Migliardi:    Mr. Migliardi was born in Reggio Calabria in 1958. On May 1, 2008, he became Head of Human Resources and Organization of Telecom Italia. After graduating in Law, Mr. Migliardi began his career at SIP (later Telecom Italia) with responsibility for Human Resources. At first, he was Responsible for Human Resources and Industrial Relations Regional Dept., then he assumed a central responsibility in the Industrial Relations Sector. From 1998 to 2004 he was in charge of the Development and Organization Dept. in FS Group.

Item 6. Directors, Senior Management and Employees	Executive Officers

Reporting to the Chief Executive Officer and the Managing Director of the Group, he was appointed to head the project and implement the reorganization of the Italian railways. He was appointed an internal member of Trenitalia’s (the most important subsidiary of F.S. Group, constituted in 2000) board. In charge of Trenitalia’s System Dept. (logistics & maintenance, Information and Communication Technology and Total Quality Management), he reported to the Chief Executive Officer, mission and corporate goals: obtaining the alignment of these systems to the new competitive scenario in which Trenitalia had to act in the coming years. As head of Total Quality Management, he was also member of the board of “Qualital” (an Italian consortium for the Engineering of Total Quality). From 2004 to 2006 he was with Alitalia, reporting to the Chief Executive Officer, as Chief Production Officer (Flight Ops, Ground Ops, Maintenance etc.) and Accountable Manager according to the international regulations (JAR Ops) until the recapitalization of the Company. From 2006 to 2008 he was in charge of Human Resources and Organization Dept. of Vitrociset. Mr. Migliardi is also member of the Board of Directors of Telecontact S.p.A. and Telecom Italia Sparkle S.p.A.

Marco Patuano:    Mr. Patuano was born in Alessandria in 1964. Mr. Patuano was appointed Head of Domestic Market Operations in November 2009. He began his career at SIP Central Management in May 1990. From 1990 to 2002, he worked in various departments at Administration, Finance and Control. He was promoted through the ranks at Financial Management between 1998 and 2002. In April 2003, he became CFO at Tim Brasil and Telecom Italia America Latina S.A., a Group subsidiary based in Brazil. Between 2004 and 2006, he served as General Manager at Telecom Italia Latam. In 2006, he moved to Telecom Argentina as Head of Fixed-Line Telephony. He served as General Manager, Operations for Telecom Argentina between May 2007 and July 2008. He was appointed a director at Telecom Italia Media and the Italtel group in September 2008. From August 2008 to November 2009 he was Telecom Italia’s Chief Financial Officer. Mr. Patuano is also member of the Board of Telecontact S.p.A., Telecom Italia International, Telecom Italia Media S.p.A., Tim Partecipaçoes, Telecom Italia Sparkle S.p.A., Shared Service Center S.r.l., Wholesale Applications Community Ltd. and Telecom Italia Foundation.

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

Name	Position	Appointed
Enrico Maria Bignami(1)	Chairman	2009
Gianluca Ponzellini	Acting Auditor	2009
Lorenzo Pozza(1)	Acting Auditor	2009
Salvatore Spiniello	Acting Auditor	2009
Ferdinando Superti Furga	Acting Auditor	2009
Silvano Corbella(1)	Alternate Auditor	2009
Maurizio Lauri(1)	Alternate Auditor	2009
Vittorio Giacomo Mariani	Alternate Auditor	2009
Ugo Rock	Alternate Auditor	2009

(1)	Elected by minority shareholders.

The positions held by the members of the Board of Statutory Auditors in other listed companies are shown below:

Enrico Maria Bignami	Chairman of the Board of Auditors of Biancamano S.p.A.
Gianluca Ponzellini	Chairman of the Board of Auditors of De Longhi S.p.A.; member of the Supervisory Board of Intesa Sanpaolo S.p.A.
Lorenzo Pozza	Chairman of the Board of Auditors of Gas Plus S.p.A.; member of the Board of Auditors of Terna S.p.A.
Salvatore Spiniello	Chairman of the Board of Auditors of Telecom Italia Media S.p.A.; Director of Fondiaria SAI S.p.A.
Ferdinando Superti Furga	Chairman of the Board of Auditors of Arnoldo Mondadori S.p.A. and Saras S.p.A.; independent Director of Parmalat S.p.A.

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company), see “Item 10 Additional Information—10.1 Corporate Governance”.

Item 6. Directors, Senior Management and Employees	External Auditors

6.4    EXTERNAL AUDITORS

The audit of issuers and their groups is governed by Legislative Decree No. 58/1998 (the Consolidated Law on Finance), as subsequently amended by Legislative Decree No. 39 of January 27, 2010 (implementation of Directive 2006/43/EC on statutory audits of annual accounts and consolidated accounts). In particular, such Legislative Decree fixed the duration of audit engagements at nine years and prohibited the renewal or the re-engagement unless at least three years have elapsed from the date of termination of previous assignment.

Reconta Ernst & Young S.p.A. was the Group’s external auditors for nine years, with their role as the Group’s external auditor ending with the issuance by Reconta Ernst & Young S.p.A. of its audit report on the financial statements of Telecom Italia for the year ended December 31, 2009. Under the applicable Italian rules and regulations governing the appointment of independent auditors for listed companies, such engagement was no longer renewable to Reconta Ernst & Young S.p.A. and, as a result, the Shareholders’ Meeting held on April 29, 2010 resolved to appoint PricewaterhouseCoopers S.p.A. as Telecom Italia’s independent auditors for the nine-year period 2010-2018 beginning with the financial year ended December 31, 2010. For US purposes the audit engagement conferred to Reconta Ernst & Young S.p.A. came to an end concurrently with the filing with the SEC of our 2009 Annual Report on Form 20-F. As a result, PricewaterhouseCoopers S.p.A. immediately after the filing with the SEC of our 2009 Form 20-F, that occurred on May 21, 2010, became the principal audit firm for the Telecom Italia Group, also for US purposes.

Italian audit principles require that, in cases of corporate groups, the audit firm of Telecom Italia should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation on the financial statements in their entirety. In addition, the new Guidelines for the Appointment of external Auditors (the “Group Procedure”), issued by Telecom Italia in March 2010 in view of the engagement of the new audit firm for the 2010-2018 period, provides that the auditor of Telecom Italia is the principal auditor of the entire group headed by Telecom Italia and consequently is the auditor to be preferred in the conferral of appointments by subsidiaries for mandatory auditing.

As a result, PricewaterhouseCoopers S.p.A. after the filing with the SEC of our 2009 Annual Report on Form 20-F became the principal audit firm for the Telecom Italia Group, also for US purposes.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The number of Group employees at December 31, 2010 and 2009 was the following:

	Year ended December 31,
	2010	2009	Changes
	(units)
Employees—Italy	57,994	60,829	(2,835)
Employees—Foreign	26,135	10,499	15,636

Total Employees at payroll	84,129	71,328	12,801
Employees with temporary work contracts	71	56	15
Employees allocated to non-current assets held for sale	—	2,205	(2,205)

Total Employees	84,200	73,589	10,611

Excluding employees included in “Non-current assets held for sale” (Hansenet) and personnel with temporary work contracts, the Group’s workforce increased by 12,801 units compared to December 31, 2009, due to:

•	the exclusion of Elettra from the scope of consolidation (120 units) and of the BBNED group companies (308 units);

•	the inclusion of Argentina Business Unit companies in the scope of consolidation (15,562 units as of October 13, 2010);

•	workforce turnover down by 2,333 units, as detailed below by individual Business Units:

	Hirings	Terminations	Changes
	(units)
Domestic	718	(3,438)	(2,720)
Brazil	3,221	(2,890)	331
Argentina	295	(225)	70
Media, Olivetti, Other Operations	227	(241)	(14)

Turn over	4,461	(6,794)	(2,333)

Telecom Italia S.p.A.

	Year ended December 31,
	2010	2009	Changes
	(units)
Personnel on payroll	49,636	54,236	(4,600)

At December 31, 2010, Telecom Italia had 49,636 employees on its payroll.

Compared to December 31, 2009, an overall reduction of 4,600 units was recorded, due to:

•	a balance of 2,129 units departing to join other Group companies, including 2,092 transferred to the company SSC (Shared Service Center S.r.l.) of the “IT Operations”;

•	workforce turnover down by 2,471 units, as specified:

	Hirings	Terminations	Changes
	(units)
Telecom Italia S.p.A.—Turn over	258	2,729	(2,471)

Tim Brasil group

	Year ended December 31,
	2010	2009	Changes
	(units)
Tim Brasil group—Total	10,114	9,783	331

Item 6. Directors, Senior Management and Employees	Employees

The employees of Tim Brasil group were 10,114 as of December 31, 2010.

Compared to December 31, 2009, an overall increase of 331 units was recorded, due to:

•	a balance of 3 units departing to join other Group Companies;

•	workforce turnover up by 334 units, as specified:

	Hirings	Terminations	Changes
	(units)
Tim Brasil group—Turn over	3,220	2,886	334

Argentina Business Unit

	Year ended December 31,
	2010	2009	Changes
	(units)
Argentina Business Unit—Total	15,632	—	15,632

The employees of the Argentina Business Unit (excluding employees with temporary work contacts), included in the scope of consolidation of the Telecom Italian Group starting from October 13, 2010 following an increase in the shareholding in Sofora, were equal to 15,632 units, as of December 31, 2010.

The number of employees operating in Italy, excluding employees with temporary work contracts, is 69%.

6.5.2    INDUSTRIAL RELATIONS

On May 1, 2010, Telecom Italia transferred its line of business consisting of the “IT Operations” department, operating within the Technology & Operations/Information Technology Department, to Shared Service Center (SSC), a limited company fully controlled by Telecom Italia. The transfer of this department involved approximately 2,100 employees. As required by current legislation, these employees were placed under the collective labour agreement currently applied within Shared Service Center and the employment contracts were transferred directly from Telecom Italia to Shared Service Center.

The purpose of this operation is to allow Shared Service Center to provide IT services within the Telecom Italia Group, focusing exclusively on the delivery of services offered through an organization which, within the framework of requirements previously identified by Telecom Italia, will provide end-to-end services that meet the highest market standards, in terms of quality and cost.

As part of the overall IT sector reorganization process, the Company has therefore confirmed the strategic importance of IT activities and the respective professional assets with a view to maintaining them within the Group.

Following the updating of Telecom Italia’s 2012 Strategic Plan, which was also communicated to the financial community, in a series of dedicated meetings, in April 2010 the Company provided Trade Unions with details of the current telecommunication market and its development prospects, both technological and commercial.

At the end of this process, Telecom Italia also illustrated the organizational effects of the 2010-2012 Strategic Plan and the consequences on employment levels. As part of the discussions held with Trade Unions, the Company confirmed its willingness to find socially sustainable solutions to deal with the surplus personnel forecast by the Plan, as it had done in the past.

On August 4, 2010, the trilateral negotiations among the government, Telecom Italia and Trade Unions were completed positively with the signing of a framework agreement to deal with the expected surplus of personnel at Telecom Italia and Shared Services Center.

The agreement provides for recourse to collective redundancy allowances under Law 223/91, allowing workers to change jobs according to agreed criteria, and for Solidarity Contracts to be implemented together with strategic training as an essential tool for promoting professional retraining and re-skilling in order to avoid surplus of personnel.

Item 6. Directors, Senior Management and Employees	Employees

Solidarity Contracts are agreements that provide for working hours to be reduced in order to avoid, partially or totally, downsizing or declaration of redundancy. For the workers to whom the contract will be applied, provision is made for INPS to make up part of the remuneration not received due to the reduction in working hours.

In summary, the agreement of August 4, 2010 provides for the following:

•

recourse to collective redundancy procedures pursuant to Law 223/91 for 3,900 employees of Telecom Italia (including 200 from the previous redundancy procedure pursuant to the agreement of September 19, 2008);

•

Solidarity Contracts of the “defensive” type to be implemented to deal with the surplus of a further 1,100 Telecom Italia workers (a defensive job security agreement is a covenant signed by a company and the Trade Unions, providing for reductions of working hours, to avoid staff reduction or redundancies, through training programs aimed at skill reconversion or job replacement. The employees involved will receive a portion of their salary from INPS, to compensate for the portion of salary they will not receive due to the reduced working hours;

•

organization of specific courses to allow the professional retraining and consequent re-employment of workers covered by the Solidarity Contract, with priority being given to the Directory Assistance employees;

•	provision to extend the Solidarity Contract of July 21, 2009 for Directory Assistance (1254) workers for a further two years;

•	application of the Solidarity Contract to a maximum of 450 surplus workers of Shared Services Center and the launch of a professional retraining plan;

•	recourse to collective redundancy allowances pursuant to Law 223/91 for the workers of Shared Services Center not covered by the Solidarity Contract.

The Company also committed itself to offering 40 former Telecom Italia Learning Services workers, currently unemployed, the opportunity to be re-employed within the Group.

In October and November 2010, agreements were executed to implement guidelines identified in the framework agreement of August 4, 2010.

On October 25, 2010, Telecom Italia and the representative Trade Unions signed a Solidarity Contract of the “defensive” type at the Italian Ministry of Employment and Social Policy, covering approximately 29,200 workers of Telecom Italia for a period of two years (until November 7, 2012), in order to prevent 1,100 redundancies resulting from the Company’s 2010-2012 Strategic Plan.

Telecom Italia also executed an agreement on the initial training projects aimed at re-skilling the staff covered by the Solidarity Contract to take on other jobs. Worker participation is voluntary. The Agreement contains a commitment to provide training aimed at improving the knowledge of workers, in order to prevent the danger of professional obsolescence.

On November 4, 2010, at the Italian Ministry of Employment and Social Policy, Shared Service Center and the Trade Unions signed a Solidarity Contract of the “defensive” type, in respect of approximately 2,300 workers of Shared Service Center for a period of two years (until November 14, 2012) in order to prevent 388 redundancies resulting from the Company’s 2010-2012 Business Plan.

Again on November 4, 2010, an agreement was signed on training projects for the professional retraining of the workers involved. Worker participation is voluntary.

In the context of the “mobilità” procedure pursuant to Law 223/91, launched on October 26, 2010 by Telecom Italia S.p.A., an agreement was signed with Trade Unions and the workers’ representatives on November 2, 2010 which allows 3,900 surplus workers of Telecom Italia to be put on such programmes by December 31, 2012. The primary criterion applied to identifying the workers, as agreed between the parties, will be fulfillment of pension requirements during the period of the procedure. Only workers who do not object to the collective redundancy programme will be admitted. In addition to the allowance provided under Law 223/91, the Company will pay a voluntary redundancy incentive calculated according to pre-established criteria.

Item 6. Directors, Senior Management and Employees	Employees

On November 16, 2010, in the context of the “mobilità” procedure under Law 223/91 launched on November 9, 2010 by Shared Service Center, an agreement was signed with Trade Unions and unitary Union representatives which allows 50 surplus workers of the company to be put on such programmes according to the same criteria and conditions set out above.

As regards Industrial Relations activities within Tim Brasil, following the acquisition of the company Intelig at the end of 2009, the collective labour agreements were unified by allowing Intelig to sign up to the agreements and standards of the TIM group.

At Tim Brasil, the 2010 collective union agreements are consistent with the current economic, political and legal situation of the country. The company is negotiating three agreements (in 2008 the contracts had been renewed for two years, leaving only the salary increase element open for annual discussion) with the two federations representing all the employees: FITTEL and FENATTEL (the latter alone represents 82% of employees). These agreements relate to:

•	economic and social conditions;

•	the company’s profit-sharing programme;

•

the hourly rate of pay. On the basis of this agreement, overtime hours may be met by a reduction in the normal working hours or through days off in the three months following the completion of the overtime. After that, the hours will be paid.

The profit-sharing programme has now been approved. The other two negotiations were finalized in January 2011.

As regards Telecom Italia Media, during 2010, discussions held with the Union representatives of journalists focused essentially on the implementation aspects of the Solidarity Contract signed on February 2, 2009 for the period between March 1, 2009 and February 28, 2011.

On October 11, 2010, an agreement was signed with the Editorial Office Committee of La7, FNSI and ASR, establishing a different distribution of working hours under a solidarity contract, following the increase in working hours resulting from the action taken by Telecom Italia Media S.p.A. in accordance with the aforementioned agreement of February 2, 2009.

With respect to discussions with the Union representatives of non-journalists, on May 5, 2010 an agreement was signed with the sole Union representatives of Telecom Italia Media to extend from 12 to 24 months the maximum term for fixed term and temporary contracts for the launch and implementation of new projects and activities, pursuant to the national collective labour agreement for employees of private radio and television companies.

Furthermore, on November 8, 2010, Telecom Italia Media and Telecom Italia Media Broadcasting signed an agreement with the national and local Trade Union representatives and the workers’ representatives regarding the performance-related pay applicable for the 2010-2012 period.

In particular, the performance-related pay is split into two parts: one related to the income indicator (Ebitda), which counts for 70%, and one related to the quality indicator (for Telecom Italia Media the Audience Share and for Telecom Italia Media Broadcasting the Network Digitalization Plan), which counts for 30%.

For the 2011-2012 period, the performance-related pay will be extended to staff on fixed term and agency contract workers as well.

The national collective labour agreement for the employees of private radio and television companies expired on December 31, 2009. Various meetings were held in 2010 between the FRT (Federazione Radio Televisioni) delegation and both national and local Union delegations. No agreement has yet been reached on renewing the national collective labour agreement.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on April 14, 2008, set the maximum total annual remuneration of the Board of Directors (to remain in office for a three-year term, until the approval of the 2011 financial statements), according to article 2389, first paragraph, of the Italian Civil Code up to 2.2 million euros, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith.

According to the resolution adopted by the Board on April 15, 2008, the above mentioned overall amount for 2010 was distributed as follows:

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

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2010 to the members of the Board of Directors of Telecom Italia was 6,068 million euros.

In addition, according to a further resolution adopted by the Board, the Chairman and the Chief Executive Officer have been awarded a fixed yearly component of compensation for the position—on top of that paid under Article 2389, first paragraph, of the Civil Code—of respectively 1.3 million euros and 1.4 million euros. In addition, the compensation package provided (i) for the Chairman, the use of a Company flat; (ii) for the Chief Executive Director, payments into a welfare plan of an amount equal to 10% of his fixed salary; (iii) for both of them, personal health coverage and insurance against accidents at work and non-professional accidents, life insurance and permanent disability insurance due to illness; (iv) for both of them, a sum equal to the amount required in order to pay taxes on this type of taxable benefits.

The Chief Executive Officer is also entitled to a short-term variable component of compensation (in the amount of between 50% and 200% of his fixed salary) based on criteria set forth annually by the Board, on the basis of a proposal by the Nomination and Compensation Committee and with the approval of the Board of Statutory Auditors. The indicators for 2010 were as follows:

•	Consolidated Net Income post minorities (weight: 20%),

•	Net Financial Position (weight: 15%),

•	consolidated organic ebitda (weight: 15%),

•	total organic domestic revenues (weight: 15%)

•	Quality, in terms of Customer Satisfaction Index (weight: 15%).

The targets for the above parameters were set in accordance with the 2010 budget and allowed for a negative deviation down to a minimum threshold value and a maximum payout for the achievement of predetermined positive deviations. Deviations were differentiated according to the relevant indicators and intermediate performance results were to be measured according to a linear function. In addition to the quantitative parameters (the total weight of which was 80%) there was a qualitative valuation criteria (weight: 20%) consisting of the discretionary judgement of the Board of Directors. The final pay-out of the short term compensation of the Chief Executive Officer for the year 2010 was 100% of his fixed compensation, that is 1.4 million euros.

* * *

While depositing its slate of candidates for the posts of Board members, to be voted upon at the Shareholders’ Meeting which will take place on April 12, 2011, Telco S.p.A. declared the intention to propose to the same

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

Shareholders’ Meeting to set the overall annual remuneration for the Board of Directors at Euro 2,200,000.00, as under Article 2389, paragraph 1, of the Italian Civil Code, to be divided among the members thereof in accordance with the resolutions adopted by the Board itself in this respect.

The following table lists the Directors who served during 2010 and their respective compensation as of December 31, 2010. The compensation relates only to the period of 2010 in which they served as set forth below:

Individuals	Description of the position		Compensation
Name	Position held	Period during which position was held	Compensation base		Non cash benefits		Bonuses and other incentives		Other Compensations
			(thousands of euros)
BOARD OF DIRECTORS
Gabriele GALATERI DI GENOLA	Chairman	1/1 – 12/31/2010	1,598	(1)	188	(2)	—		—	(3)
Franco BERNABÈ	Chief Executive Officer	1/1 – 12/31/2010	1,812	(4)	327	(2)	786	(5)	—
César ALIERTA IZUEL	Director	1/1 – 12/31/2010	110	(6)	—		—		—
Paolo BARATTA	Director	1/1 – 12/31/2010	175	(7)	—		—		—
Tarak BEN AMMAR	Director	1/1 – 12/31/2010	110		—		—		—
Roland BERGER	Director	1/1 – 12/31/2010	190	(8)	—		—		—
Elio Cosimo CATANIA	Director	1/1 – 12/31/2010	165	(9)	—		—		—
Jean Paul FITOUSSI	Director	1/1 – 12/31/2010	155	(10)	—		—		—
Berardino LIBONATI	Director	1/1 – 12/31/2010	119	(11)	—		—		55	(12)
Julio LINARES LÓPEZ	Director	1/1 – 12/31/2010	145	(13)	—		—		—
Gaetano MICCICHÈ	Director	1/1 – 12/31/2010	110	(14)	—		—		—
Aldo MINUCCI	Director	1/1 – 12/31/2010	190	(8)	—		—		—
Renato PAGLIARO	Director	1/1 – 12/31/2010	145	(15)	—		—		—
Mauro SENTINELLI	Director	4/29 – 12/31/2010	73	(16)	—		—		—
Luigi ZINGALES	Director	1/1 – 12/31/2010	130	(17)	—		—		—

(1)

The amount includes remuneration as a member of the board of directors (110 thousand euros), remuneration as a member of the Executive Committee (35 thousand euros), remuneration for the position of chairman of the board of directors (1,300 thousand euros) and remuneration to compensate for the tax charge applicable to the benefits taxed (153 thousand euros).

(2)

For the chairman: the conventional value of cars, housing, insurance and health policies as indicated in the 2010 annual Report on the Corporate Governance and Ownership Structure. For the CEO: the conventional value of cars, housing, insurance and health policies as indicated in the 2010 annual Report on the Corporate Governance and Ownership Structure.

(3)	Mr. Galateri does not receive an emolument for the office of chairman of the indirectly held subsidiary Tim Partecipacoes.

(4)

The amount includes remuneration as a member of the board of directors (110 thousand euros), remuneration as a member of the Executive Committee (35 thousand euros), remuneration for the position of CEO (fixed component) (1,400 thousand euros), and remuneration to compensate for the tax charge applicable to the benefits taxed (267 thousand euros).

(5)

A short-term variable component of remuneration (MBO) paid in 2010 linked to economic results and management objectives reached in the prior year. The variable remuneration paid is net of 194 thousand euros waived by Mr Bernabè and donated to a scholarship fund for children of the Telecom Italia Group employees. The incentive had a value of between 50% and 200% of fixed remuneration which varies according to the achievement of predetermined objectives (please refer to the 2008 and 2009 annual Report on the Corporate Governance and Ownership Structure). As for the short-term variable component (MBO) for the year 2010, payable in 2011, reference should be made to the 2010 annual Report on the Corporate Governance and Ownership Structure.

(6)	The remuneration is not received by the individual but paid over to Telefónica S.A.

(7)

The amount includes remuneration paid as a member of the board of directors (110 thousand euros), chairman of the Committee for Internal Control and Corporate Governance (45 thousand euros) and member of the Supervisory Panel under Legislative Decree 231/2001 (20 thousand euros).

(8)

The amount includes remuneration paid as member of the board of directors (110 thousand euros), as a member of the Executive Committee (35 thousand euros) and as member of the Committee for Internal Control and Corporate Governance (45 thousand euros).

(9)

The amount includes remuneration paid as member of the board of directors (110 thousand euros), as a member of the Executive Committee (35 thousand euros) and as member of the Nomination and Remuneration Committee (20 thousand euros).

(10)	The amount includes remuneration paid as member of the board of directors (110 thousand euros) and as member of the Committee for Internal Control and Corporate Governance (45 thousand euros).

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(11)	The amount includes remuneration paid as member of the board of directors (101 thousand euros) and as member of the Nomination and Remuneration Committee (18 thousand euros).

(12)	Remuneration due for the office of chairman of the board of directors from 1/1 to 11/30/2010 in the listed subsidiary Telecom Italia Media S.p.A..

(13)

The amount, not received but paid over to Telefónica S.A., includes remuneration paid as a member of the board of directors (110 thousand euros) and as a member of the Executive Committee (35 thousand euros).

(14)	The remuneration is not received by the individual but paid over to Banca Intesa Sanpaolo.

(15)

The amount, not received but paid over to Mediobanca S.p.A., includes remuneration paid as a member of the board of directors (110 thousand euros) and as a member of the Executive Committee (35 thousand euros).

(16)	The remuneration is not received by the individual but paid over to Ecotel International S.r.l.

(17)	The amount includes remuneration paid as member of the board of directors (110 thousand euros) and as member of the Nomination and Remuneration Committee (20 thousand euros).

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

Name	Position held	Options held at the beginning of 2010				Options granted during 2010			Options exercised during 2010			Options expired or forfeited in 2010	Options held at the end of 2010
		Number of Equivalent options(*)		Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average market price during year	Number of Equivalent options	Number of Equivalent options (*)	Average exercise price (**)	Average expiration date
(A)	(B)	(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= (1)+(4)- (7)-(10)	(12)	(13)
Gabriele Galateri di Genola	Chairman	3,000,000	(1)	1.95	2014	—	—	—	—	—	—	750,000	2,250,000	1.95	2014
Franco Bernabè	Chief Executive Officer	8,400,000	(1)	1.95	2014	—	—	—	—	—	—	2,100,000	6,300,000	1.95	2014

(*)

In order to render the representation of the options homogeneous with that of the subscribable or purchasable shares and also facilitate their measurement based on the average relative exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”. This refers to a quantity of options equal to the number of ordinary shares actually subscribable/purchasable. In this manner, the average market prices and the exercise prices are consistent and directly comparable among each other.

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

6.6.2    Compensation of Executive Officers

The total compensation paid by the Company or by any of the Company’s subsidiaries in 2010 to the Company’s executive officers (including the Chairman of the Board and the CEO) was 11,879 thousand euros.

The contracts with any executive officers contain the following alternative clauses:

•

if the Company terminates the work relationship (with the exception of a termination for good cause) and the executive officer waives certain rights to which he is entitled pursuant to applicable Italian law, the Company will pay to the executive officer a separation allowance in the amount up to three years of salary plus, in certain cases, a lump sum corresponding to the average bonus compensation received in the three years (or shorter period) preceding his termination; and

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

No options were granted or exercised during 2010.

		Options held at the beginning of 2010				Options granted during 2010			Options exercised during 2010			Options expired in 2010	Options held at the end of 2010
Name	Position held	Number of Equivalent options(*)		Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average expiration date	Number of Equivalent options(*)	Average exercise price(**)	Average market price during year	Number of Equivalent options(*)	Number of Equivalent options (*)	Average exercise price (**)	Average expiration date
(A)	(B)	(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)= (1)+(4)- (7)-(10)	(12)	(13)
2002 Plan	Executive Officers	273,312	(1)	2.928015	2010	—	—	—	—	—	—	273,312	—	—	—

(*)

In order to render the representation of the options homogeneous with that of the underlying subscribable or purchasable shares and also facilitate their measurement based on the average relevant exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”. This refers to a quantity of options equal to the number of ordinary shares actually subscribable/purchasable. In this manner, the average subscription of purchase price of the shares that comes from exercising the options.

(**)	The average exercise price means the average subscription or purchase price of the shares that comes from exercising the options.

(1)	Stock Option Plans 2002: each option corresponds to the subscription of 3.300871 Telecom Italia ordinary shares (3.300871 equivalent options).

6.6.3    COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS

The General Shareholders’ Meeting of April 8, 2009 (which appointed the current Board of Auditors) authorized annual compensation of 80,000 euros for each Auditor and 120,000 euros for the Chairman of the Board of Auditors. It also decided to award an additional 15,000 euros to the member of the Board of Auditors appointed to the Supervisory Panel established under Legislative Decree 231/2001 (Ferdinando Superti Furga).

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2010 to the members of the Board of Auditors was 495,000 euros.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The following table sets forth the members of the Board of Auditors in office during 2010 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2010:

Individuals	Description of the position		Compensation
Name	Position held	Period during which position was held	Compensation base		Non cash benefits	Bonuses and other incentives	Other Compensations
			(thousands of euros)
Enrico Maria BIGNAMI	Chairman	1/1-12/31/2010	120		—	—	—
Lorenzo POZZA	Acting Auditor	1/1-12/31/2010	80		—	—	—
Gianluca PONZELLINI	Acting Auditor	1/1-12/31/2010	80		—	—	—
Salvatore SPINIELLO	Acting Auditor	1/1-12/31/2010	80		—	—	40	(1)
Ferdinando SUPERTI FURGA	Acting Auditor	1/1-12/31/2010	95	(2)	—	—	—

(1)

Remuneration due for the positions of acting statutory auditor (from 1/1 to 4/8/2010) and as chairman of the board of statutory auditors (from 4/9 to 12/31/2010) in the listed subsidiary Telecom Italia Media S.p.A.

(2)	The amount includes remuneration paid as member of the board of statutory auditors (80 thousand euros) and as a member of the Supervisory Panel under Legislative Decree 231/2001 (15 thousand euros).

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At December 31, 2010, the existing stock options plans were related to options which give the right to the subscription of new Telecom Italia Ordinary Shares.

For further details, see “Note—Equity compensation plans” of the Notes to the Consolidated Financial Statements.

The main changes between December 31, 2009 and December 31, 2010 in the share-based compensation plans of the Telecom Italia Group are described in this paragraph.

During the course of 2010 the “Stock Option Plan 2002 Top”, “Stock Option Plan 2002” and “Stock Option Plan 2003-2005” were extinguished, following expiry of the terms for the exercise of the related options.

The “Stock Option Plan Top 2008”, following expiry of the options due to failure to reach the established performance parameters, decreased from 11,400,000 options outstanding at December 31, 2009 to 8,550,00 options outstanding at December 31, 2010, which can be exercised at the end of the vesting period.

The “Share Granting Performance Plan”, following expiry of the assigned rights and assignment of new rights decreased from 11,224,600 rights outstanding at the end of December 31, 2009 to 10,225,800 rights outstanding at the end of December 31, 2010.

The Shareholders’ Meeting held on April 29, 2010 resolved to launch the “Broad-based Employee Share Ownership Plan 2010-2014” and the “Long Term Incentive Plan 2010-2015”.

•

The “Broad-based Employee Share Ownership Plan 2010-2014” calls for a subscription offering reserved for employees of a maximum of 31,000,000 ordinary shares at a discount of 10% off the market price, up to a maximum limit of euro 3,000 per employee, with an installment option. Subscribers who retain their shares for one year, subject to remaining in the Company’s employment, shall receive one bonus ordinary share for every three shares subscribed for cash.

On June 16, 2010, the criteria for the calculation of the subscription price and the subscription period were defined. The subscription price, equal to 0.84 euros per share, was communicated by means of a notice published on the Group intranet on the evening of June 25, 2010.

The subscription period for the discounted offer of ordinary shares went from June 28, to July 9, 2010 and, following this operation, 27,056,139 ordinary shares were subscribed by 9,474 employees and were issued on July 29, 2010, bringing the total number of Telecom Italia ordinary shares issued to 13,407,963,078. Accordingly, at that date, the maximum quantity of shares issuable with the relative bonus share capital increase went from 10,333,333 to 9,018,713 ordinary shares.

•

The “Long Term Incentive Plan 2010-2015”, reserved to a selected portion of Telecom Italia’s executives, calls for beneficiaries to be granted a cash bonus based on three-year performances (2010-2012) according to predetermined parameters, with the option to invest 50% of the bonus accrued in newly issued ordinary shares at market prices, up to a maximum amount of Euro 5 million. Subscribers who retain their shares for two years, subject to remaining in the Company’s employment, shall be granted one bonus ordinary share for each share subscribed for cash.

On July 29, 2010, the Managing Director, in accordance with the mandate conferred by the Board of Directors, identified the 121 Beneficiaries of the LTI Plan 2010-2015 and established the amount of the bonus due to them, which amounts in total to a maximum of euro 8,754,600, to be paid in cash during 2013 in a variable amount based on the level reached of the predetermined performances set for the three year period 2010-2012. The maximum countervalue of the increase in share capital, upon payment, will thus be equal to euro 4,377,300.

The Shareholders’ Meeting held on April 12, 2011 approved an incentive and retention plan called “Long Term Incentive Plan 2011” reserved for a selected number of Telecom Italia executives, Top Management and, when appointed, the Executive Team of Telecom Italia. The plan provides diversified bonuses for the different categories of recipients, according to parameters based on the fixed component of their annual retribution and commensurate with the achievement of predetermined performance objectives in the period 2011-2013. The plan will be served through ad hoc capital increases and treasury stock.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2010, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

			As of December 31, 2010
Major Shareholders	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.40
Findim Group S.A.	(direct	)	668,931,444	4.99

As of April 1, 2011, the above mentioned position is the following:

			As of April 1, 2011
	Type of ownership		No. Ordinary Shares		% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907		22.40
Findim Group S.A.	(direct	)	668,931,444		4.99
BNP Paribas S.A.	(direct and indirect	)	339,366,975	(*)	2.531

(*) Number of shares with voting rights held			175,769,612		1.311

At December 31, 2010, Telecom Italia held 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

The companies listed below, in their capacity as asset management companies, disclosed the following information to Consob:

•

Brandes Investment Partners LP disclosed ownership on July 23, 2008 of a total number of 538,393,272 Ordinary Shares, which at December 31, 2010 was equal to 4.02% of Telecom Italia’s ordinary share capital;

•

AllianceBernstein LP disclosed ownership on November 14, 2008 of a total number of 276,847,450 Ordinary Shares, which at December 31, 2010 was equal to 2.06% of Telecom Italia’s ordinary share capital;

•	Blackrock Inc. disclosed ownership on May 20, 2010 of a total number of 387,081,817 Ordinary Shares, which at December 31, 2010 was equal to 2.89% of Telecom Italia’s ordinary share capital.

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

(b)	an early withdrawal right period may be exercised between April 1, 2011 and April 28, 2011.
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

On July 31, 2008 Anatel approved the corporate instruments filed on November 22, 2007 after finding full compliance with the restrictions imposed by the ANATEL Ruling in this respect. Approval of the additional measures filed on May 2, 2008, was obtained on July 7, 2009.

On April 28, 2010, the board of the Brazilian Antitrust Commission (CADE) unanimously approved the acquisition by Telco of an indirect minority shareholding in Telecom Italia occurred in 2007, subject to the simultaneous signing of an agreement (Termo de Compromisso and Desempenho—Tcd), by and between all the Telco shareholders - Mediobanca, Generali, Intesa Sanpaolo, Telefónica and CADE. Tim Brasil executed such agreement exclusively as an intervening party on behalf of the Telecom Italia Group, since the latter was not formally a party to the antitrust proceedings.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Such agreement, aimed at assuring the effective segregation between the Telefónica and Telecom Italia Groups in relation to their respective operations in Brazil, provides for certain undertakings for all involved parties, including the restrictions already imposed by the Brazilian telecommunication Agency Anatel in its decisions of November 2007 and July 2009 on the Telco transaction, plus some additional commitments. As had occurred for the measures imposed by Anatel, the undertakings given to CADE were incorporated in a special internal procedure (through a resolution of the Board on May 6, 2010).

A further procedure was introduced by the Board of Directors of Telecom Italia on November 4, 2010, against the undertakings given by the Group to Argentine antitrust Authority CNDC to obtain approval of the transfer of 8% of Sofora to Telecom Italia International N.V. These undertakings were aimed at maintaining the separation and independence of the Telefónica and Telecom Italia groups in Argentina.

With the approval of the above mentioned “CNDC procedure”, the internal procedure adopted at the end of 2008 to formalise the separation of the activities of the Telecom Italia Group and those of the Telefónica group in Argentina’s telecommunications market was superseded and revoked and so were the further specific governance solutions approved by the Board with respect to the Argentine market.

On December 10, 2010 the New Shareholders’ Agreement was amended to take into account the provisions of the “Compromiso” (containing certain obligations aimed at permitting approval of the Telco Transaction by the Argentine authorities) signed before the CNDC on October 6, 2010 by the Telco shareholders, Telco and—as intervening parties in order to execute the obligations assumed—by Telecom Italia, Telecom Italia International N.V., Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., Telefónica de Argentina S.A., and Telefónica Moviles S.A. Accordingly, with reference to activities carried out in the Argentine market by Telefónica and Telecom Italia, directly or through subsidiaries, the following was established:

•

Telefónica and the directors/executives designated by Telefónica will not attend, vote, or exercise their veto right in the shareholders’ meetings, boards of directors, executive committees or boards of auditors/supervisory boards of Telco, and/or any other company directly or indirectly controlled by or associated with Telco or Telecom Italia in relation to any matter concerning the business performed in the Argentine market;

•

Telefónica may not designate any member of the board of directors, management staff, board of auditors/supervisory board, nor any executive or member of any corporate body performing similar functions in companies engaged in activities on the Argentine market, directly or indirectly controlled by Telecom Italia;

•	the restrictions and limitations imposed on Telefónica will apply even in the event of a Telco de-merger;

•

any amendment in the shareholders’ agreement or Bylaws of Telco concerning the Compromiso and/or having an impact on the Argentine market is subject to prior approval by the Argentine Antitrust Authority;

•	according to Argentine law, Telefónica may not exercise direct or indirect control over any company controlled by Telecom Italia that carries out activities in the Argentine market;

•

Telco’s Bylaws will need to be amended (as they have been) in order to provide that, as long as the limitations and restrictions undertaken with respect to the Argentine authorities are effective, (i) holders of B Shares (currently held exclusively by Telefónica) do not have the right to vote and do not attend shareholders’ meetings referring to any matter connected with the activities carried out and/or to be carried out directly or indirectly in the Argentine market by Telecom Italia and its Argentine subsidiaries either directly or indirectly, (ii) the directors chosen from the slate submitted by holders of B Shares and the directors designated at their request may not participate in discussions relating to the activities carried out and/or to be carried out in the Argentine market by Telecom Italia and its Argentine subsidiaries either directly or indirectly; (iii) when the items to be addressed by the Telco board of directors include matters relating to activities in the Argentine market, two separate agendas shall be prepared, one for the meeting that directors chosen from the slate submitted by Telefónica are entitled to attend, and the other for the meeting they are not allowed to attend, where issues related to activities in the Argentine market by Telecom Italia and its subsidiaries are to be dealt with;

•	Telefónica may not appoint, in Telco or Telecom Italia, persons who are also members of the board of directors or employees of Telefónica de Argentina S.A. or Telefónica Móviles Argentina S.A.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2010 or a part of that year, have held the post of director in Telecom Italia S.p.A..

Name	Company	Class of shares	Number of shares held at the end of 2009 (or at the date of appointment)		Number of shares purchased in 2010	Number of shares sold in 2010	Number of shares held at the end of 2010 (or as of the date on which individual left post, if before)
Gabriele GALATERI DI GENOLA	Telecom Italia S.p.A.	Ordinary	176,000		176,000	—	352,000
		Savings	88,000		88,000	—	176,000
Franco BERNABÈ’	Telecom Italia S.p.A.	Ordinary	168,000	(1)	150,000	—	318,000	(1)
		Savings	180,000	(2)	150,000	—	330,000	(2)
César ALIERTA IZUEL	—	—	—		—	—	—
Paolo BARATTA	Telecom Italia S.p.A.	Ordinary	172,500	(3)	—	—	172,500	(3)
Tarak BEN AMMAR	—	—	—		—	—	—
Roland BERGER	Telecom Italia S.p.A.	Ordinary	562,500		—	—	562,500
		Savings	700,000		—	—	700,000
Elio Cosimo CATANIA	—	—	—		—	—	—
Jean Paul FITOUSSI	—	—	—		—	—	—
Berardino LIBONATI	Telecom Italia S.p.A.	Ordinary	373,100		—	—	373,100
Julio LINARES LÓPEZ	—	—	—		—	—	—
Gaetano MICCICHÉ’	—	—	—		—	—	—
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595		—	—	2,595
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000		—	—	60,000
Mauro SENTINELLI	—	—	—		—	—	—
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary	58,000		—	—	58,000

(1)	Of which 18,000 shares held indirectly.

(2)	Of which 30,000 shares held indirectly.

(3)	Shares held indirectly.

❖	BOARD OF AUDITORS

At December 31, 2010 no member of the Board of Auditors had investments held in Telecom Italia S.p.A. and its subsidiaries.

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2010 or a part of that year, have held the post of executive officers in Telecom Italia S.p.A..

Company	Class of shares	Number of shares held at the end of 2009 (or at the date of appointment)	Number of shares purchased in 2010	Number of shares sold in 2010		Number of shares held at the end of 2010 (or as of the date on which individual left post, if before)
Telecom Italia S.p.A.	Ordinary	26,240	54,300	—		87,860
Telecom Italia S.p.A.	Savings	55,484	64,100	—		119,584
Telecom Italia Media S.p.A.	Ordinary	48	—	44	(*)	4

(*)	Shares from reverse stock split (one new share for every 10 old shares).

* * *

As of April 1, 2011 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

7.1.3    CONTINUING RELATIONSHIP WITH THE ITALIAN TREASURY

The Italian Treasury continues to be in a position to exert certain powers with respect to Telecom Italia through the exercise of the special powers included in Telecom Italia’s Bylaws. Such powers, the so-called “golden share,” were established in 1997 according to Law No. 474/1994, when Telecom Italia—formerly controlled by the Italian Treasury—was privatized.

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

On March 26, 2009, the European Court of Justice declared that, by adopting the provisions contained in decree of the Government dated June 10, 2004 defining the criteria for the exercise of the special powers, the Italian Republic failed to fulfil its obligations under the EC Treaty. Specifically, infringement of Articles 43 (freedom of establishment) and 56 (freedom of movement of capital) of the EC Treaty arose from the fact that the Decree of 2004 did not make sufficiently clear the conditions for the exercise of the special powers, and did not enable investors to know in what situations the powers would be used. The extremely broad description of the circumstances permitting recourse to these special powers gave those powers a discretionary nature. As a result, the above factors discourage investors generally and more specifically those contemplating investing in Italy with a view to exerting some influence on the management of the companies to which the legislation at issue applies.

As a result of the ruling by the European Court of Justice the Prime Minister’s Decree dated June 10, 2004 was amended by on May 20, 2010. As a result, presently the special powers may only be exercised when justified by substantial and compelling reasons of general interest, particularly with regard to public order, security, health and defense, as appropriate and proportionate to the protection of those interests.

7.2    RELATED-PARTY TRANSACTIONS

There are no significant transactions with related parties, including intragroup transactions, which are non recurring or unusual and/or atypical in nature. Such transactions, when not regulated by specific laws, are nevertheless regulated by market conditions.

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

8.2    LEGAL PROCEEDINGS

We are continuously involved in disputes and litigation with regulators, competitors and other parties. For further details, please see “Note—Contingent liabilities, other information, commitments and guarantees” and “Note—Events Subsequent to December 31, 2010” to the Consolidated Financial Statements included elsewhere herein.

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

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2006.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2006:
First Quarter	2.614	2.257	31.87	26.89
Second Quarter	2.427	2.119	30.21	26.68
Third Quarter	2.269	2.065	29.18	25.88
Fourth Quarter	2.405	2.205	31.06	27.99
2007:
First Quarter	2.426	2.108	31.71	27.88
Second Quarter	2.430	2.031	32.53	27.01
Third Quarter	2.164	1.9	30.59	25.43
Fourth Quarter	2.237	2.062	32.83	29.06
2008:
First Quarter	2.136	1.214	31.18	18.82
Second Quarter	1.502	1.245	23.54	19.38
Third Quarter	1.359	1.037	21.27	14.8
Fourth Quarter	1.169	0.759	16.25	9.53
2009:
First Quarter	1.193	0.780	16.54	9.64
Second Quarter	1.048	0.920	14.36	11.96
Third Quarter	1.253	0.946	18.50	13.13
Fourth Quarter	1.218	1.05	17.99	15.15
2010:
First Quarter	1.138	1.019	15.91	13.97
Second Quarter	1.134	0.889	15.46	10.50
Third Quarter	1.089	0.89	14.08	11.2
October	1.102	1.005	15.37	13.73
November	1.109	0.951	15.61	12.32
December	0.993	0.956	13.28	12.52
2011:
January	1.082	0.984	14.82	13.13
February	1.121	1.042	15.6	14.11
March	1.144	1.057	15.94	14.51
April (through April 1, 2011)	1.087	1.087	15.46	15.46

Source: Bloomberg data

At the close of business on April 1, 2011 there were 33,221,684 Ordinary Share ADSs outstanding held by 127 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 33,210,891 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2006.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2006:
First Quarter	2.240	1.905	27.12	22.70
Second Quarter	2.209	1.912	27.13	24.26
Third Quarter	2.038	1.841	26.31	23.43
Fourth Quarter	2.043	1.885	26.60	23.68
2007:
First Quarter	2.024	1.810	26.35	23.53
Second Quarter	1.985	1.625	26.32	21.42
Third Quarter	1.753	1.509	24.35	19.76
Fourth Quarter	1.798	1.597	26.41	22.86
2008:
First Quarter	1.606	0.9436	23.53	14.75
Second Quarter	1.181	1.011	18.52	15.63
Third Quarter	1.075	0.7962	16.72	11.27
Fourth Quarter	0.811	0.552	11.34	6.71
2009:
First Quarter	0.859	0.610	12.04	7.51
Second Quarter	0.814	0.633	10.91	8.59
Third Quarter	0.875	0.665	12.91	9.25
Fourth Quarter	0.861	0.749	12.77	10.78
2010:
First Quarter	0.88	0.762	12.02	10.62
Second Quarter	0.9	0.714	12.19	8.49
Third Quarter	0.888	0.722	11.43	9.23
October	0.893	0.82	12.49	11.24
November	0.889	0.805	12.59	10.49
December	0.824	0.802	11.07	10.51
2011:
January	0.878	0.822	12.05	10.83
February	0.943	0.862	13.26	11.82
March	1.014	0.925	14.18	12.98
April (through April 1, 2011)	0.941	0.941	13.31	13.31

Source: Bloomberg data

At the close of business on April 1, 2011, there were 25,625,365 Savings Share ADSs outstanding held by 18 registered holders.

One of the registered holders is the Depository Trust Company (“DTC”) which holds 25,619,428 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On April 1, 2011 the Noon Buying Rate for the Euro was U.S.$ 1,4215= €1.00.

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

Starting May 15, 2000, the most liquid shares traded on Telematico, including the Telecom Italia ordinary shares, have been traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m., substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

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

Item 10.    ADDITIONAL INFORMATION

10.1    CORPORATE GOVERNANCE

GENERAL

The Company’s corporate governance system is made up of a series of principles, rules and procedures drawn by applicable laws and regulations and from international best practices. The system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana, has been implemented with the adoption of codes, regulations and policies covering the activity of all the organizational and operational components of the Company. Most of these documents are available in an English language version on the Internet at www.telecomitalia.com under “Governance”.

According to applicable Italian law, listed issuers shall annually disclose information on their adoption of—and, in case, compliance with—codes of conduct promoted by management companies of regulated markets (such as the aforementioned Corporate Governance Code by Borsa Italiana) or by trade associations of market participants.

❖	CHANGES IN THE REGULATORY FRAMEWORK

Legislative Decree No. 27/2010 implemented in Italy certain provisions of the EU Shareholders’ Rights Directive (“Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies”), which significantly modified pre-existing rules governing the meetings of shareholders of listed companies.

Apart from minor provisions, the Decree came into force as from the shareholders’ meetings that were convened after October 31, 2010. A list of the most significant new rules is the following:

•

The minimum periods for the convening of the shareholders’ meetings will vary depending on the issues to be discussed (40-day notice for the appointment of directors and/or statutory auditors in case of vote by slates; 21-day notice for share capital reduction because of losses and appointment/revocation of a receiver; 15-day notice in case of meetings convened to counter a hostile tender offer; general term of notice confirmed in 30 days);

•	Publication of the convening notice in the Italian Official Gazette is no longer compulsory;

•	Publication of explanatory reports on the items in the agenda required according to the terms for the publication of the notice of the relevant meeting, short of specific exceptions;

•	New terms for the filing and publication of lists of nominees for the appointment of directors and statutory auditors (at least 25 and 21 days respectively before the meeting takes place);

•	Holding of shares on the record date (set at seven trading days before the meeting) as the sole requirement for attending the meeting and voting;

•	Right to ask questions even before the meeting. In case, the company will answer the questions during the meeting at the latest;

•	No limits to the number of proxies for any single proxy-holder;

•

Obligation (except for specific contrary provisions in the company’s by-laws) for the company to appoint a representative who will receive proxies and voting instructions from any interested company’s shareholder, free of charge;

•	No minimum stake ownership for solicitation of proxies;

•

New electronic instruments for the exercise of shareholders’ rights: (i) conferment of power of attorney, subject to a decree by the Minister of Justice not issued yet; (ii) notification of power of attorney according to specific, mandatory provisions in the issuer’s by-laws;

•	Obligation for the issuer to file its draft annual statements (approved by the board only and not any more by the shareholders’ meeting as well) within 120 days from the previous fiscal year end;

•	Possible convening of shareholders’ meetings at one call only (with minimum applicable quorum), subject to a specific provision in the by-laws;

Item 10. Additional Information	Corporate Governance

•	Possible exercise of voting rights by mail or electronically, subject to a specific provision in the by-laws;

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

On September 30, 2010 the Board of Directors of the Company approved certain amendments to the Bylaws in order to comply with new mandatory provisions.

As for the various options to be made (or available for introduction) in the by-laws, they will be discussed by the Shareholders’ Meeting which will take place on April 12, 2011. The relevant proposals by the Board are described below.

With regulation No. 17221 of March 12, 2010, Consob adopted a new discipline governing transactions with related parties.

Consob regulation called for issuers adopting ad hoc internal procedures for the approval of this kind of transactions, with a significant role to be granted to independent directors in the relevant decision process and significant disclosure requirements in case of material transactions.

Companies were required to approve their internal procedures by October 1, 2010, to come into force and become compulsory starting from January 1, 2011.

The internal rules described below are those that the Board of Telecom Italia adopted on November 4, 2010, pursuant to the aforementioned Consob regulation.

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

Since 2005, Telecom Italia’s directors have carried out an annual Board performance evaluation.

Item 10. Additional Information	Corporate Governance

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

Since 2002, the Company has adopted guidelines for carrying out transactions with related parties in order to ensure both procedural and substantial fairness and transparency.

On November 4, 2010 the Board of Directors introduced the set of procedures currently in force, as per the aforementioned Consob regulation No. 17221 of March 12, 2010, and thus superseded the rules that the Company had voluntarily adopted in 2006. In addition to “related parties”, as defined by Consob and IAS 24, the new procedure (effective as from January 1, 2011) must also be applied—for self-regulatory principles—to

Item 10. Additional Information	Corporate Governance

participants in shareholders’ agreements that regulate candidacy to the position of Director of Telecom Italia, in the case of a majority slate. The new procedure classifies the transactions in different categories and, according to this classification, different assessment and approval procedures are applied, if these transactions are to be carried out with related parties.

For information on the subject of related-party transactions, see “Item 7. Major Shareholders and Related-Party Transactions—7.2 Related-Party Transactions”.

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

•

with reference to internal controls over financial reporting, on December 2, 2009 the Board of Directors appointed Andrea Mangoni, as manager responsible for preparing the Company’s financial reports. The powers and responsibilities of this position are specified in a special set of rules which are posted in the Governance section of the Company’s website www.telecomitalia.com.

As specified in the Self-Regulatory Code, in implementing the guidelines laid down by the Board of Directors, the Director in charge of internal controls (as of April 1, 2011 the Chairman, Gabriele Galateri di Genola) defines the methods and procedures for the configuration of the internal control system and ensures its adaptation to changes in the operational environment and the applicable laws and regulations. The executive directors, each with reference to the matters falling within the scope of his/her duties and in cooperation with the manager responsible for the preparation of the Company’s financial reports for matters for which he/she is competent, must use the methods and procedures referred to above to ensure the overall adequacy of the system and its practical effectiveness in a risk-based perspective that is also an essential component in the definition of the agenda of the Board of Directors. In this process the Group Compliance Officer performs a role of liaison and coordination among the various plans for the improvement of the Group’s internal control system and is responsible for ensuring support to the management.

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

Through April 1, 2011, in 2011 the Board of Directors has had 3 meetings.

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

Item 10. Additional Information	Corporate Governance

The slate system is designed to ensure the presence on the Board of Directors of persons drawn from slates presented by minority shareholders. Shareholders who together hold at least 0.5% of the ordinary share capital (or the different stake required to this end by Consob), can put forward slates of candidates. The slates and the accompanying documentation (such as the curricula vitae of the candidates) must be filed at the Company’s registered office at least 25 days and made available to the public at least 21 days before the date scheduled for the shareholders’ meeting on first call. Consob requires the Company to make the slates and the relevant information available to the public at its registered office, at Borsa Italiana and on its website www.telecomitalia.com. According to Telecom Italia’s bylaws, slates of candidates can be put forward also by the outgoing Board of Directors.

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

The shareholders’ meeting held on April 14, 2008, established the number of Telecom Italia directors at 15 and appointed the Board for a three-year period. The slate of candidates proposed by Telco S.p.A. obtained the highest number of votes and therefore 12 out of 15 of Telecom Italia’s Directors were elected from that slate (Cesar Alierta, Tarak Ben Ammar, Franco Bernabè, Elio Cosimo Catania, Jean Paul Fitoussi, Gabriele Galateri, Berardino Libonati, Julio Linares Lopez, Gaetano Micicchè, Aldo Minucci, Gianni Mion, Renato Pagliaro); two directors (Paolo Baratta, Roland Berger) were elected from the slate proposed by the Findim Group S.A.; one director (Luigi Zingales) was elected from the slate proposed by a group of institutional shareholders. See: Risks associated with Telecom Italia’s ownership chain under “Item 3. Key Information—3.1 Risk Factors”.

With respect to changes to the Board members in 2010 and up to April 1, 2011, see above “Item 6- Directors, Senior Management and Employees”. A new Board of Directors will be elected at the Annual General Meeting to be held on April 12, 2011.

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

Article 5 of the Company’s Self-Regulatory Code establishes a cap on the maximum number of positions that Telecom Italia directors may hold in management and control bodies of other companies. The general rule is that the position of Telecom Italia director is not compatible with directorships or auditorships in more than five companies, other than Telecom Italia subsidiaries or affiliates, when such companies:

•	are listed and included in the S&P/MIB index; and/or

•	operate prevalently in the financial sector on a public basis; and/or

Item 10. Additional Information	Corporate Governance

•	engage in banking or insurance.

The directorship in Telecom Italia is also considered not compatible with holding more than three executive positions in companies of the types specified above. The Board of Directors may nonetheless permit exceptions to these rules, such exceptions to be made public. If a Director holds office in more than one company belonging to the same Group, it is standard practice to take into account, when calculating the number of offices, only one office held within that Group.

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Telco is Telecom Italia’s main shareholder with an interest of 22.45% in the ordinary share capital. In turn Telco is owned by Intesa S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), companies belonging to the Generali Group (30.58%) and Telefónica S.A. (46.18%).

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

The shareholders’ agreement provides for the Telecom Italia Group and the Telefónica Group to be run autonomously and independently and contains specific provisions to this end. See “Item 7. Major Shareholders and Related-Party Transactions—Item 7.1.1. The Shareholders’ Agreements”.

Independent Directors

At least two members of the Board of Directors must satisfy the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors Article. Moreover, Article 5 of the Telecom Italia Self Regulatory Code incorporates by reference the independence criteria set out in the Borsa Italiana’s Corporate Governance Code.

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

The Board of Directors verifies the independence requirements at the first meeting after the appointment of the Board and subsequently once a year. On the basis of the declarations made by the interested parties and verified by the Board of Directors, at present 5, out of the 14 directors (following the death of Berardino Libonati on November 30, 2010, without subsequent substitution), are considered independent, according to the criteria set forth by the Consolidated Law on Finance as well as the criteria set forth by Telecom Italia’s Self-Regulatory Code: Paolo Baratta, Roland Berger, Elio Cosimo Catania, Jean Paul Fitoussi and Luigi Zingales. The Board of Auditors verified the correct application of the principles adopted by the Board to evaluate the independence of directors.

See “Item 16G. Corporate Governance—16.1. Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices”.

Item 10. Additional Information	Corporate Governance

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

The Board of Directors entrusted the current Chairman (Gabriele Galateri di Genola) and Chief Executive Officer (Franco Bernabè) with the following powers and responsibilities:

•	to the Chairman, in addition to legal representation of the Company, as provided for in the bylaws, the following powers:

•	supervision of the preparation of the strategic, business and financial plans and their development and implementation;

•	supervision of the design of organizational structures;

•	supervision of the economic and financial performance;

•	responsibility for overseeing the examination of the strategic guidelines for the internal control system;

•	to the CEO, in addition to legal representation of the Company, responsibility for the overall governance of the Company and the Group. In particular:

•	responsibility for drawing up, submitting to the Board of Directors and subsequently developing and implementing the strategic, business and financial plans;

•	the definition of the organizational arrangements;

•	all the organizational responsibilities for ensuring the management and development of the business, through the coordination of the organizational aspects not entrusted to the Chairman.

There are no other Telecom Italia executive directors. As of April 1, 2011, Telecom Italia’s non-executive directors are: Cesar Alierta Izuel, Paolo Baratta, Tarak Ben Ammar, Roland Berger, Elio Cosimo Catania, Jean Paul Fitoussi, Julio Linares Lopez, Gaetano Micciché, Aldo Minucci, Renato Pagliaro, Mauro Sentinelli and Luigi Zingales.

As a result of the Telco shareholders’ agreement providing for the Telecom Italia Group and the Telefónica Group to be run autonomously and independently, Cesar Alierta Izuel and Julio Linares Lopez committed not to take part in any discussion or to vote in matters concerning activities of Telecom Italia or Telecom Italia’s subsidiaries in the Brazilian or Argentinian telecommunications markets.

In addition,

•

in compliance with the ANATEL Ruling, issued on October 23, 2007 and subsequently on July 7, 2009, since 2007 the Board of Directors of Telecom Italia adopted an ad hoc internal procedure aimed at assuring the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica. This procedure was subsequently amended and updated in September 2009; on April 28, 2010, the board of the Brazilian Antitrust Commission (CADE) approved the acquisition by Telco of an indirect minority shareholding in Telecom Italia in 2007, subject to the simultaneous signing of an agreement, by and between all the Telco shareholders - Mediobanca, Generali, Intesa Sanpaolo and Telefónica - and CADE, which was aimed at maintaining the separation and independence of the Telefónica and Telecom Italia groups in the business carried out in Brazil, preserving competition conditions in that market. Tim Brasil executed such agreement exclusively as an intervening party, on behalf of the Telecom Italia Group since the latter was not formally a party of the antitrust proceedings. As occurred for the measures imposed by Anatel, the undertakings given to CADE were incorporated in a special internal procedure (as per a resolution by the Board of Directors on May 6, 2010);

•	as a result of having reached an agreement with the Argentinean authorities, a further procedure was introduced by the Board of Directors of Telecom Italia on November 4, 2010, taking into account the

Item 10. Additional Information	Corporate Governance

undertakings by the Group toward Argentina’s CNDC to obtain approval of the transfer of 8% of Sofora S.A. to Telecom Italia International N.V. These commitments were aimed at maintaining the separation and independence of the Telefónica and Telecom Italia groups in the activities carried out in Argentina. Under the New Shareholders’ Agreement, Telefónica and the directors and executives designated by Telefónica will abstain from several corporate actions in Telco. Please see “Item 7. Major Shareholders and Related Party Transactions 7.1.1. The Shareholders’ Agreement”.

See “Item 7. Major Shareholders and Related-Party Transactions—Item 7.1.1. The Shareholders’ Agreements”.

Internal Committees

According to article 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. The Self Regulatory Code establishes three Committees: the Executive Committee, the Nomination and Remuneration Committee, the Internal Control and Corporate Governance Committee.

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

As per Telecom Italia’s Self Regulatory Code the Committee is charged with monitoring the performance of operations at Company and Group level, approving the executive directors’ proposals for macro organizational arrangements, submitting opinions to the Board on the budget and the strategic, business and financial plans of the Company and the Group and performing any other tasks delegated by the Board of Directors.

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

Item 10. Additional Information	Corporate Governance

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

The Company’s internal control system is completed by the so-called 231 Organizational Model, which provides a model of organization and management adopted pursuant to Italian Legislative Decree No. 231/2001, and is aimed at preventing offences that can result in liability for the Company.

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

Tasks and role

The Board of Auditors verifies compliance with of the law and the Bylaws and verifies adherence to the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company’s business and significant transactions performed by the company and its subsidiaries, including related parties transactions. Statutory Auditors must inform the Consob of any irregularity they detect in the course of their duties and are required to attend Shareholders’ Meetings, Board of Directors meetings and Executive Committee meetings.

In order to make available the broad range of information needed by the Board of Auditors to perform its control function effectively, the Company adopted the Procedure for Information to Directors and Auditors.

In 2010 the Board of Auditors met 35 times; 7 times jointly with the Internal Control and Corporate Governance Committee. In addition, its members participated in the meetings of the Board of Directors and the Executive Committee and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

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

More specifically, according to Rule 10A-3 under the 1934 Act and NYSE listing standards, the Board of Auditors has been identified to act as Telecom Italia’s Audit Committee. The Board of Auditors meets the requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the Board of Auditors is established pursuant to applicable Italian law and Telecom Italia’s Bylaws;

•	under Italian legal requirements, the Board of Auditors is separate from the Board of Directors;

Item 10. Additional Information	Corporate Governance

•	the Board of Auditors is not elected by the management of the Company and no executive officer is a member of the Board of Auditors;

•	all of the members of the Board of Auditors meet specific independence requirements from the Company and its Group, the management and the auditing firm, as set forth by Italian legal provisions;

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

Meetings of Ordinary Shareholders

Holders of Ordinary Shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. At any Shareholders’ Meeting, each holder is entitled to cast one vote for each Ordinary Share held. Votes may be cast personally or by proxy. Subject to different regulation by the bylaws, the issuer is required to designate, for each Shareholders’ Meeting, at least one representative on whom those entitled to vote may confer a proxy free of charge. The person so designated, and the necessary operating instructions, shall be stated in the notice calling the meeting. Holders of Ordinary Shares can also vote by mail. In addition, at the Shareholders’ Meeting on April 12, 2011 it will be proposed to allow holders of Ordinary Shares to vote electronically, if so specified in the notice of the specific meeting and in the ways specified therein.

Shareholders’ Meetings are called by the Company’s Board of Directors when required by law or the shareholders or deemed necessary.

Shareholders’ Meetings must be convened at least once a year. At these ordinary meetings, holders of Ordinary Shares (i) approve the annual accounts, (ii) appoint/revoke directors and auditors and determine their remuneration, when necessary, (iii) vote on other issues defined in the Bylaws, if any, (iv) authorize the completion of the transactions by the directors, if and when the Bylaws call for such previous authorization, it being understood that directors remain directly responsible for the transactions accomplished, and (v) adopt rules of procedure for the shareholders’ meetings (Meeting Regulations).

Presently Telecom Italia’s Bylaws do not entrust to the ordinary shareholders’ meeting any additional responsibility according to points (iii) and (iv) above, but an amendment will be submitted to the Shareholders’ Meeting which will take place on April 12, 2011, in order to grant the ordinary Shareholders’ Meeting the power to authorise the execution of transactions with parties related to the Company, as per the specific procedure

Item 10. Additional Information	Corporate Governance

governing related-party transactions adopted by the Board of Directors on November 4, 2010. More specifically, with respect to transactions of major importance, this procedure requires the approval by the Board of Directors, subject to the prior approval of a Committee comprised of all the independent directors. In case this Committee gives a negative opinion on interest and conditions of a transaction of major importance, and this opinion is not superseded through a so called double majority at the meeting of the Board (a “general” majority, of all the Directors at the meeting, and a “specific” one, of Independent Directors in non-related positions), in order to be carried out the transaction of major importance, even if authorized by the Board, must be authorized by the shareholders’ meeting. There it must obtain the favourable vote of the majority of the non-related shareholders entitled to vote.

It is compulsory for issuers to publish their annual report within 120 days of the close of their fiscal year; if the bylaws so provide (an amendment to this end will be submitted to the Shareholders’ Meeting on April 12, 2011), the approval by the annual general meeting can follow, but in any event the annual general meeting must take place no later than 180 days after the end of the fiscal year.

Extraordinary Shareholders’ Meetings may be called to pass upon proposed amendments to the Bylaws, capital increases, mergers, dissolutions, issuance of convertible debentures (which can also be delegated to the Board of Directors), appointment of receivers and similar extraordinary actions.

As a rule shareholders are informed of all Shareholders’ Meetings to be held by publication of a notice at least 30 days (40 days in case of Shareholders’ Meetings convened to appoint corporate bodies) before the date fixed for the meeting. The notice must be published in at least one national daily newspaper, posted in the issuer’s internet site and filed with the Italian Stock Exchange and Consob. The notice of a Shareholders’ Meeting may specify up to two meeting dates for an ordinary Shareholders’ Meeting and up to three meeting dates for an extraordinary Shareholders’ Meeting (“calls”). In the event the bylaws of the issuer allow it (and this will be the case of Telecom Italia, if the Shareholders’ Meeting on April 12, 2011 approves the corresponding proposal of the relevant amendment), the Shareholders’ Meeting can be called in a single call, and the quorums of second calls of ordinary Shareholders’ Meeting and second calls of extraordinary Shareholders’ Meeting, as the case may be, apply.

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

To attend and vote at any Shareholders’ Meeting, holding of shares on the record date (statutorily set at seven trading days before the meeting) is the sole requirement, but to certify that an ad hoc communication by the authorized intermediary must have been received by the Company.

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

Shareholders may attend the meeting by proxy using a power of attorney. There is no limit to the number of shareholders any one proxy can represent. A proxy may be appointed only for one single meeting (including, however, the first, second and—in case of extraordinary meetings—third call) and may be substituted by the person expressly indicated in the form or, if the proxy is so authorized, by the substitute the proxy appoints.

Item 10. Additional Information	Corporate Governance

Votes by proxy may be solicited and collected for the shareholders’ meetings of listed companies. Proxy solicitation provisions allow individuals (and even the issuer), to promote the soliciting of votes by proxy at shareholders’ meetings. There is no ownership requirement to this end. Proxy solicitation is subject to specific rules and disclosure requirements set forth by Consob.

In addition to that, shareholders associations composed of at least 50 people, each with no more than 0.1% voting share capital, may collect proxies among their group, without any specific disclosure requirement. In order to facilitate such operation among employee shareholders, the Bylaws provides that special spaces will be made available to such shareholders associations where information about solicitation can be made available and proxy collection operations can be carried out.

Ordinary Shareholders may also vote by mail. The “vote by mail” cannot be cast by proxy. The system is essentially based on the following principles: (a) the notice calling the shareholders’ meetings must specify that shareholders can vote by mail and must describe the procedures they have to follow; (b) shareholders wishing to vote by mail (to be duly entitled to vote through timely communication to the issuer, as described above) must send the company a special form (so called ballot) made available for such purpose by the issuer, which has to comply with specific Consob requirements; (c) votes cast by mail must be delivered to the company at least on the day before the Shareholders’ Meeting takes place; and, finally, (d) votes cast by mail remain valid for the second and third calls of the meeting and can be revoked by a written declaration until the day before the meeting, or directly in the meeting through an ad-hoc statement by the interested party.

The issuer’s by-laws can admit attendance to Shareholders’ Meeting via electronic means. An ad hoc amendment to be voted upon on April 12, 2011 provides that, if the notice of the meeting specifies it and in the ways described therein, Ordinary Shareholders may also vote electronically, in advance of the meeting.

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

Shareholders representing at least 2.5% of the share capital may request, within ten days of the publication of the notice convening the meeting, additions to the agenda, specifying in the request the additional items they propose. Additions to the agenda may not be made for matters on which the shareholders’ meeting is required by law to resolve on proposals put forward by the directors or on the basis of a plan or report by the Board of Directors. Notice of items added to the agenda following requests by shareholders, as above, shall be given in the same forms prescribed for the publication of the notice convening the meeting.

The Shareholders’ Meeting on May 6, 2004 adopted a set of Rules of Proceeding, which apply to both Ordinary and Extraordinary meetings, which will be amended by the shareholders’ Meeting of April 12, 2011, in order to consider the new legislative frame and consistently with the amendments proposed for the Company’s by-laws. The current version of the Rules is posted on the Company’s website under “Governance”.

Meetings of Savings Shareholders

Although holders of Savings Shares are not entitled to vote in meetings of holders of Ordinary Shares, they are entitled to attend special meetings of holders of Savings Shares (“Special Meetings”) and to appoint a joint representative (the “Joint Representative”) to represent them, with respect to the Company.

The Joint Representative, who is appointed by the Special Meeting or, in default, by the Court, is entitled (i) to inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The Savings Shareholders Meeting held on May 28, 2010 appointed Mr. Emanuele Rimi as joint Representative for a three year period which will expire with the Ordinary Shareholders’ Meeting to be convened for approval of the Company’s financial statements for the year 2012.

Item 10. Additional Information	Corporate Governance

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

To attend an vote at any Special Meeting, holding of Savings Shares on the record date (statutorily set at seven trading days before the meeting) is the sole requirement, but to certify that, an ad hoc communication by an authorized intermediary must have been received by the Company. Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing Savings Share ADSs to attend Special Meetings and exercise voting rights with respect to underlying Savings Shares. See “—10.5 Description of American Depositary Receipts—Voting of Deposited Securities”.

❖	Disclosure

Transparent relations with the financial markets, and the provision of accurate information are paramount for the Telecom Italia Group.

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

With reference to the preparation of the financial statements for 2010, the procedures for the Preparation of the Telecom Italia 2010 annual report for Italian purposes and Telecom Italia 2010 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Internal control and Corporate Governance Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

Reporting and record-keeping requirements are contained in Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions and any other authorized intermediaries when the total amount of the value to be transferred is equal to or more than 5,000 euros. The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to belief that there are irregularities in their performance, such transactions shall be reported in writing to the Italian Central Bank which shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian authorities. Non-compliance with the above may result, among others, in administrative fines or, criminal penalties if the transactions fall within a case ruled by the criminal code. Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of 10,000 euros in one year must disclose them in their annual income tax returns. Non-corporate residents must also give details in their income tax returns of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of 10,000 euros to, from, within and between foreign countries in connection with such assets during the fiscal year. No tax return is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than 10,000 euros or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

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

Recent amendments

The Board of Directors on September 30, 2010 amended the bylaws in order to comply with Legislative Decree No. 27/2010.

The shareholders’ meeting to be held on April 12, 2011 will resolve upon the Board’s proposals described under Item 10.1 “Corporate Governance” and aimed at authorizing the Board of Directors to issue new Ordinary Shares servicing the 2011 Long Term Incentive Plan, with reference to Shares to be subscribed/attributed to employees of the Company.

Item 10. Additional Information	Description of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 1, 2011, the subscribed and fully paid-up capital stock was equal to 10,688,746,056.45 euros divided into 13,407,963,078 Ordinary Shares and 6,026,120,661 Savings Shares, each with a par value of 0.55 euros.

Telecom Italia’s Extraordinary Shareholders’ Meeting of April 8, 2009, revoked the existing mandate to increase the share capital and issue convertible bonds granted to the Board of Directors by the Extraordinary Shareholders’ Meeting of May 6, 2004, and resolved that for five years starting from April 8, 2009 the Board of Directors may:

•

increase the share capital in one or more tranches by up to a maximum total amount of 880,000,000 euros by means of cash issues of up to a maximum of 1,600,000,000 Ordinary Shares, to be offered in whole or in part with the right of pre-emption to persons having entitlement or, including just a part thereof, to employees of the Company and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441 of the Italian Civil Code and Article 134, paragraph 2 of Legislative Decree 58/1998. Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time;

•	issue, in one or more tranches and for up to a maximum of five years from April 8, 2009, convertible bonds up to a maximum amount of 1,000,000,000 euros.

As of April 1, 2011, the aforementioned powers have not been exercised.

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

The same Extraordinary Shareholders’ Meeting of April 29, 2010 authorized the Board of Directors—by amending Article 5 of the Bylaws—to increase share capital:

a.

in the service of the 2010-2014 public shareholding plan for employees, (i) for cash by issuing a maximum of 31,000,000 Ordinary Shares, pre-emption rights excluded, to be offered for subscription to plan beneficiaries and, subsequently, (ii) in the maximum amount of 5,683,333.15 euros through the allocation of the corresponding maximum amount of profit pursuant to Article 2349 of the Italian Civil Code, by issuing the number of Ordinary Shares required to grant one bonus share per every three shares subscribed for cash;

b.

in the service of the 2010-2015 long-term incentive plan, (i) for cash by issuing ordinary shares in the maximum amount of 5,000,000 euros, pre-emption rights excluded, to be offered for subscription to plan beneficiaries and, subsequently, (ii) in the maximum amount of 5,000,000 euros through the allocation of the corresponding maximum amount of profit pursuant to Article 2349 of the Italian Civil Code, by issuing the number of ordinary shares required to grant one bonus share per each share subscribed for cash.

The Board of Directors in the meeting of May 6, 2010 exercised the authorization granted under a.(i), up to the maximum permitted value.

In connection with a new 2011 long-term incentive plan, for the part of it which will be reserved to employees, the Shareholders’ Meeting to be held on April 12, 2011 will be asked to authorize the Board of Directors—by amending Article 5 of the Bylaws—to increase share capital:

•

(i) for cash, by issuing Ordinary Shares by a maximum amount of 5,000,000 euros, pre-emption rights excluded, to be offered for subscription to plan beneficiaries (selected managers) and (ii) in the maximum amount of 5,000,000 euros through the allocation of the corresponding maximum amount of profit pursuant to Article 2349 of the Italian Civil Code, by issuing the number of Ordinary Shares required to grant one bonus share per each share subscribed for cash;

Item 10. Additional Information	Description of Capital Stock

•

in the maximum amount of 5,500,000 euros through the allocation of the corresponding maximum amount of profit pursuant to Article 2349 of the Italian Civil Code, by issuing Ordinary Shares reserved to members of the Top Management of the Group.

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

Item 10. Additional Information	Description of Capital Stock

Pursuant to Italian law, shareholders (including holders of Savings Shares) are entitled to subscribe for new issues of Ordinary Shares and/or Savings Shares, debentures convertible into Ordinary Shares and/or Savings Shares and rights to subscribe for Ordinary Shares and/or Savings Shares in proportion to their respective shareholdings.

As a rule, subject to certain conditions principally designed to prevent dilution of the rights of shareholders, subscription rights may be waived or limited by resolutions taken by an extraordinary Shareholders’ Meeting with the affirmative vote of holders of more than 50% of the Ordinary Shares outstanding. This majority is required at the first, second and third call (or at the only call, if the bylaws of the issuer allows it). On the other hand, according to the Bylaws the subscription rights can be excluded by the extraordinary Shareholders’ Meeting in the amount of 10% of the pre-existent share capital with no special quorum requirement, on condition that the subscription price is equal to the shares market price and this is confirmed in the proper independent auditors’ report.

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

Item 10. Additional Information	Description of Capital Stock

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

As of April 1, 2011, Telecom Italia owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

The Shareholders’ Meeting to be held on April 12, 2011 has been convened, among the others, to authorize the Board of Directors for a period of 18 months the purchase, in one or more tranches and at any time, of savings shares in Telecom Italia S.p.A., within the quantitative limits laid down by law and in any event within a maximum expenditure limit of Euro 800,000,000. The purchases may be effected on regulated markets either according to operative procedures which do not permit direct matching of purchase dealing orders with predetermined selling orders or through purchase and sale of derivative instruments negotiated in regulated markets which require the physical delivery of the underlying shares, as described above. The Board is also asking for the authorization to sell the savings treasury shares, once purchased, within the same 18-month time limit.

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

Item 10. Additional Information	Description of Capital Stock

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

10.6.1    ITALIAN TAXATION

The following is a summary of material Italian tax consequences of the ownership and disposition of Ordinary Shares, Savings Shares or ADSs as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Shares, Savings Shares or ADSs. For purposes of Italian law and the Italian-U.S. Income Tax Convention (the “Treaty”), holders of ADSs which are evidenced by ADRs will be treated as holders of the underlying Shares or Savings Shares, as the case may be. The 1999 Treaty between Italy and U.S. entered into force and took effect for taxable periods beginning on or after January 1, 2010. In respect of tax withheld at the source (such as withholding tax on dividends) the 1999 Treaty is effective for amounts paid or credited in or after February 1, 2010. A grandfathering clause allows a person entitled to greater relief under the 1984 Treaty to elect to apply the 1984 Treaty in its entirety for a 12-month period from the date on which the provisions of the 1999 Treaty have had effect.

Income Tax

Dividends paid to holders of Savings Shares and applicable ADSs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 12.5% withholding tax.

Dividends paid to holders of Ordinary Shares and applicable ADSs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 27% withholding tax.

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

Non-resident holders of Ordinary Shares and applicable ADSs have the right to recover within 48 months from the date of payment of the Italian substitute income tax, up to four-ninths of such 27% substitute tax on their dividend income, upon providing adequate evidence, certified by the tax authorities in their home country, that they paid a corresponding amount of income tax in their home country on the same dividend income.

These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under an income tax treaty, including the Treaty.

U.S. resident beneficial owners of Ordinary Shares and ADSs may be entitled to a reduced tax rate on their dividends under the Treaty. Where a U.S. resident owner: (i) qualifies for the benefits of the Treaty and meets all the requirements of the Treaty provision dealing with limitation on benefits, (ii) is the actual beneficial owner of the dividends, and (iii) the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty generally provides that Italian taxes cannot exceed 15% of the gross amount of the dividend (this 15% rate may be reduced to 5% when the beneficial owner of the dividends is a U.S. company which has owned at least 25 percent of the voting stock of the company paying the dividends for a 12-month period ending on the date the dividend is declared).

Item 10. Additional Information	Taxation

To obtain the reduced tax rate afforded by the Treaty, a beneficial owner of Shares or ADSs must provide, before the dividend is paid (usually, according to the intermediary instructions), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following documentation:

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

The processing of requests for certification by the U.S. Internal Revenue Service may take a substantial period of time. Accordingly, in order to be eligible for the procedure described below, eligible ADS holders should begin the process of obtaining Form 6166 as soon as possible after receiving instructions from the Depositary on how to claim the reduced rate provided by the Treaty.

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

If the holder of Ordinary Shares or ADSs fails to obtain the reduced rate provided by the Treaty at the time the dividend is paid, a refund equal to the difference between the Treaty rate and the Italian 12.5% or 27% substitute tax, applied at the payment of dividends, may be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities.

In the case of dividends derived by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

Registration Tax

Contracts relating to the transfer of securities are subject to the registration tax as follows: (i) public deeds and notarized deeds are subject to fixed registration tax at a rate of 168 euros; (ii) private deeds are only subject to registration tax in case of use or voluntary registration.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. However, capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies whose shares or ADSs are listed on a stock exchange and resident in Italy for tax purposes (as is the case for Telecom Italia) are not subject to CGT.

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

Item 10. Additional Information	Taxation

Inheritance and Gift Tax.

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of the voting stock of Telecom Italia;

•	persons who acquired Telecom Italia Shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding Telecom Italia Shares in connection with a trade or business conducted outside of the United States.

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

Item 10. Additional Information	Taxation

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Telecom Italia Shares or ADSs who is eligible for the benefits of the Treaty and is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

This discussion assumes that Telecom Italia is not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions made with respect to the Telecom Italia Shares or ADSs (other than certain pro rata distributions of Telecom Italia Shares or ADSs), including any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from Telecom Italia’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Because Telecom Italia does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. If you are a non-corporate U.S. Holder, subject to applicable limitations that may vary depending on your particular circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to you in taxable years beginning before January 1, 2013 may be taxable at a maximum tax rate of 15%. Non-corporate U.S. Holders should consult their own tax advisers regarding the availability of the reduced tax rate on dividends. If you are a corporate U.S. Holder you will not be entitled to claim a dividends-received deduction for dividends paid on the Telecom Italia Shares or ADSs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be included in your income in an amount equal to the U.S. dollar value of such euros on the date of receipt by the Depositary, in the case of U.S. Holders of ADSs, or by the U.S. Holder, in the case of U.S. Holders of Telecom Italia Shares, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Item 10. Additional Information	Taxation

Subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, Italian taxes withheld from distributions on Telecom Italia Shares or ADSs at a rate not in excess of that applicable under the Treaty will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate applicable under the Treaty will generally not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability (See “Section 10.6.1—Italian Taxation—Income Tax” for a discussion of how to obtain the Treaty withholding rate). Instead of claiming a credit, you may, at your election, deduct such Italian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. You should consult your tax adviser concerning the foreign tax credit implications of the payment of any Italian withholding taxes.

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

Passive Foreign Investment Company Rules

Telecom Italia believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2010. However, since PFIC status depends upon the composition of Telecom Italia’s income and assets and the market value of Telecom Italia’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telecom Italia will not be considered a PFIC for any taxable year. If Telecom Italia were treated as a PFIC for any taxable year during which a U.S. Holder held Telecom Italia Shares or ADSs, certain adverse tax consequences could apply to the U.S. Holder.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Service Revenue.

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

We are subject to the informational requirements of the Italian securities commission and the Italian stock exchanges, and we file reports and other information relating to our business, financial condition and other matters with the Italian securities commission and the Italian stock exchange. You may read such reports, statements and other information, including the annual and biannual financial statements, at the website www.borsaitaliana.it. Some of our Italian securities commission filings are also available at the website maintained by the Italian securities commission at the website www.consob.it.

As described elsewhere in this Annual Report, certain reports, statements and presentations related to Telecom Italia can be found on our website at www.telecomitalia.com.

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

Item 12. Description Of Securities Other Than Equity Securities

Direct and indirect payments made by J.P. Morgan to Telecom Italia in relation to the Company’s ADR program

J.P. Morgan, as Depositary, has agreed to reimburse the Company for reasonable expenses incurred related to the Company’s ADR Program including legal fees, investor relations servicing, investor relations presentations, broker reimbursements, ADR related advertising and public relations, accountant’s fees and other bona fide third party expenses. In 2010 the Depositary reimbursed the Company in the amount of US$1,300,000, all of which was used to cover accounting fees incurred in connection with the preparation of the 2009 Form 20-F.

As part of its service to the Company, J.P. Morgan has agreed to cover the standard costs associated with the administration of the ADR Program. Such costs include fees and expenses related to (1) general services (administration of the ADR Program, administration of ADR holders’ accounts, maintenance of the ADR registry and other general services), services related to distribution of dividends and other cash distributions and tax and regulatory compliance services; (2) services related to the annual meeting; and (3) services to investor relations such as market updates, quarterly newsletters and market research.

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

Item 15.    CONTROLS AND PROCEDURES

15.1.    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer including the Financial Disclosure Support Group (made up of managers from the Administration Finance and Control, and the Legal Department, together with the following representatives of Telecom Italia Audit and Compliance Services: the Compliance Division and the IT Risk & Security Governance), according to the Company’s 404 Process guidelines (revised also to meet the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report by the Chief Executive Officer and the Chief Financial Officer of the issuer, broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2010. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based on our assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

Management has excluded Sofora Telecomunicaciones S.A. and its consolidated subsidiaries from its assessment of internal control over financial reporting as of December 31, 2010 because control was acquired in a purchase business combination on October 13, 2010. The total assets and total revenues of these operations represent approximately 5.5% and 2.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

Item 15. Controls And Procedures

Management’s Annual Report On Internal

Control Over Financial Reporting

Focus On “Material Weakness” As Reported In Connection With The Preparation Of Financial Statements For The Year Ended

December 31, 2009

PricewaterhouseCoopers S.p.A., the independent registered public accounting firm that audited the consolidated financial statements, has audited the effectiveness of internal control over financial reporting as of December 31, 2010. Their attestation report on internal control over financial reporting is included herein.

For a discussion of the steps taken to remediate a “material weakness” identified in connection with the preparation of the consolidated financial statements for 2009, see “—15.3 Focus on “Material Weakness as reported in connection with the preparation of financial statements for the year ended December 31, 2009”.

15.3.    FOCUS ON “MATERIAL WEAKNESS” AS REPORTED IN CONNECTION WITH THE PREPARATION OF FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009

As was disclosed in detail in the Company’s Annual Report on Form 20-F for 2009 (the “2009 20-F”), on February 23, 2010, the Prosecutor’s Office of Rome (the “Prosecutor”) served our subsidiary Telecom Italia Sparkle with a court order (the “Order”) in connection with an ongoing investigation regarding Telecom Italia Sparkle and several individuals, including certain employees, former employees and former directors of Telecom Italia Sparkle, regarding, inter alia, alleged cross border criminal conspiracy, tax evasion, international money laundering, reinvestment of profits from criminal activities, and registering assets under a false name.

With respect to the issuance of the Order and subsequent developments, detailed information was provided in this Item 15 of the 2009 20-F. As disclosed in the 2009 20-F, following receipt of the Order and Telecom Italia Sparkle conducting its own independent investigation in 2010, the Company concluded that certain transactions that occurred only during the period 2005-2007 were without substance resulting in “errors” as defined in IAS 8. As a result, the Company determined the financial statement effect resulting from these matters and restated prior period financial statements to correct errors as defined in IAS 8 arising out of transactions recorded in 2005-2007.

As a result of the annual evaluation of internal control over financial reporting conducted in connection with the preparation of the financial statements included in the 2009 20-F, in accordance with the comprehensive rules and regulations and SEC Guidance, management identified the following material weakness in internal control over financial reporting as of December 31, 2009: in connection with the alleged VAT fraud claim, a material weakness originating in prior years was identified in the design and operation of controls over the identification and accumulation of reliable information necessary to appropriately and objectively evaluate potential material loss contingencies arising out of suspected fraudulent tax schemes, as well as to account for the related liabilities including relevant financial statement disclosure. This material weakness resulted in a material loss reserve being established in connection with the Group’s VAT and related liabilities at December 31, 2009 and restatement of our consolidated financial statements for periods prior to 2009 to correct errors as defined in IAS 8 arising out of transactions recorded in 2005-2007.

Following receipt of the Order, management of the Company actively engaged in the design and implementation of remediation efforts to address the above mentioned material weakness.

In pursuit thereof, a specific procedure for evaluating potential material loss contingencies arising out of suspected fraudulent tax schemes was implemented. This procedure involved the establishment of a special committee (the “Special Committee”).

The Special Committee’s mandate includes among others:

•	procedures and processes to ensure that all available information relating to suspected fraudulent tax schemes is provided to the Special Committee;

•	the right to request and accumulate additional information in order for the Special Committee to evaluate potential material loss contingencies arising out of suspected fraudulent tax schemes;

•	authorization to instruct the various departments of the Group to obtain appropriate reliable information relating to such matters; and

Item 15. Controls And Procedures	Focus On “Material Weakness” As Reported In Connection With The Preparation Of Financial Statements For The Year Ended December 31, 2009

•

ensuring that the information collected is objectively considered and analyzed so that the Special Committee can reasonably conclude that any such material loss contingencies are appropriately accounted for in the Company’s consolidated financial statements.

The Committee became fully operational on June 22, 2010.

The Committee is chaired by the Chief Financial Officer and composed of senior managers from the following departments within the Company:

•	Head of the Tax Department in the area of Administration, Finance and Control;

•	Head of the Administration Accounting and Group Reporting in the area of Administration, Finance and Control;

•	President of Telecom Italia Audit and Compliance Services Scarl;

•	Head of Domestic Market Operations;

•	Head of Technology and Operations;

•	General Counsel;

•	Head of Corporate Finance Legal Affairs in the area of Corporate Legal Affairs; and

•	Head of Human Resources and Organization.

The Special Committee meets quarterly concurrent with the preparation of quarterly and annual reports as well as whenever it becomes necessary or at the sole discretion of the Chief Financial Officer. Since its establishment on June 22, 2010, the Committee has met five times and carried out the following tasks:

•

it defined and issued a guideline to ensure that, in the event of a suspected tax fraud, all the available information is promptly reported by the Departments of Telecom Italia and the Group Companies to the Corporate Legal Affairs Department and/or to the Tax Department, that will review the documentation and submit it to the Special Committee if deemed relevant.

•

it instructed the Departments of Telecom Italia and directly its Group Companies to implement and distribute “operational instructions”, to ensure the effectiveness of the guideline and to gather relevant additional information considered essential by the Special Committee to evaluate the potential risks originating from cases of suspected tax frauds; all employees of Telecom Italia Group have been informed about the specific instructions from their department or subsidiary.

•

it considered whether the information, gathered as above by the Special Committee, was fully reviewed and evaluated, verifying that potential risks originating from cases of suspected tax frauds were accurately reflected in the quarterly and annual financial reports.

More specifically, in order to reinforce the process of risk detection, the combination of the guideline and operational instruction provides reasonable assurance in the identification of potential tax frauds. The events that are monitored include, but are not limited to, the following:

•	reports issued by TI Audit and Compliance Services, following the information received by a “Whistleblower” and or information acquired based on the Group procedure “Management of the information”;

•	transactions and contracts not in conformity with the Group’s established standard procedures (particular requests by the counterparties);

•	purchasing transactions not managed by the SAP system;

•	detailed analysis of potential customers/suppliers prior to their acceptance for doing business with the Group;

•	detailed analysis of the revenue/cost trends, with particular attention to the irregular trends or unusual peaks versus historical data; and

•	high value transactions with non resident customers/suppliers.

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors in office as of April 1, 2011 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6 Directors, Senior Management and Employees—6.3 Board of Auditors”.

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted its Code of Ethics and Conduct which applies—among the others—to the Chairman, the Chief Executive Officer, the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy; the suppliers of the Company are required to accept and apply it, too. The Code of Ethics and Conduct has subsequently been amended from time to time by the Board of Directors, which acted on the basis of opinions by the Internal Controls and Corporate Governance Committee and the Board of Statutory Auditors, in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices. The Code of Ethics and Conduct in force is available on Telecom Italia’s website at www.telecomitalia.com. See also under “Item 16G. Corporate Governance—16.1.1 Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “Item 10 Additional Information—10.1 Corporate Governance”.

Item 16C. Principal Accountant Fees And Services

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Beginning with the financial year ended December 31, 2010, PricewaterhouseCoopers S.p.A. is serving as Telecom Italia’s independent auditor. Ernst & Young acted in this role (from the year ended December 31, 2001 to the year ended December 31, 2009) and was replaced as part of the required rotation of auditors.

“PricewaterhouseCoopers” means PricewaterhouseCoopers S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the PricewaterhouseCoopers network.

“Ernst & Young” means Reconta Ernst & Young S.p.A., the previous auditor of the Company, as well as all the Italian and foreign entities belonging to the Ernst & Young Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2010 and by Ernst & Young in 2009.

	Fiscal year ended December 31,
Type of Fees	2010	2009
	(thousands of euros)
Audit Fees(1)	7,265	11,963
Audit-related Fees(2)	189	1,659
Tax Fees (3)	17	—

Total	7,471	13,622

(1)

Audit fees consist of fees billed for professional services in connection with Telecom Italia’s annual financial statements, reviews of interim financial statements as well as comfort letters issued in relation to capital market transactions, agreed upon procedures for certain financial statement areas, included those required for some transactions by regulations in Italy and abroad, and technical accounting consultations.

(2)	Audit-related fees consist of fees billed for professional services rendered in connection with assurance and related services not included under “Audit Fees”.

(3)	Tax fees consist of fees billed for professional services rendered for tax compliance and tax advice.

Audit Committee’s Pre-Approval Policies and Procedures

The Board of Auditors (also in its role as Telecom Italia’s Audit Committee), in accordance with and to the extent permitted by applicable Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements. To this effect, according to current Italian law, the Board of Auditors makes a reasoned proposal to the Shareholders’ Meeting which appoints the external auditors and determines their compensation.

The three-year period 2007-2009 audit engagement conferred to Reconta Ernst & Young S.p.A. by the Telecom Italia Shareholders’ Meeting on April 16, 2007 came to an end with the issuance by Reconta Ernst & Young S.p.A. of its audit report on the financial statements of Telecom Italia for the year ended December 31, 2009. Under the applicable Italian rules and regulations governing the appointment of independent auditors for listed companies, such engagement was no longer renewable and, as a result, the Shareholders’ Meeting held on April 29, 2010, resolved to appoint PricewaterhouseCoopers S.p.A. as Telecom Italia’s independent auditor for the nine-year period 2010-2018 beginning with the financial year ended December 31, 2010. For US purposes the audit engagement conferred to Reconta Ernst & Young S.p.A. came to an end concurrently with the filing with the SEC of our 2009 Annual Report on Form 20-F. As a result, PricewaterhouseCoopers S.p.A. became the principal audit firm for the Telecom Italia Group immediately after the filing with the SEC of our 2009 Form 20-F, that occurred on May 21, 2010.

In March 2010, Telecom Italia, together with its Board of Auditors, adopted new Guidelines for the Appointment of external Auditors (the “Group Procedure”) that superseded the previous ones issued in October 2003. Such procedure became effective concurrently with the appointment of PricewaterhouseCoopers S.p.A. as Telecom Italia’s primary independent auditors.

Item 16C. Principal Accountant Fees And Services

The above mentioned Group Procedure provides instructions, among other things, for the following:

•	appointment to audit the Company’s financial statements: the appointment is authorized by Telecom Italia’s shareholders’ meeting, acting on a proposal from the Board of Auditors;

•

additional appointments: the pre-approval, by Telecom Italia’s Board of Auditors, of certain audit and permissible non-audit services to be provided by the external auditors (and associated persons) and the prohibition for certain services.

According to the Group Procedure, the Telecom Italia Board of Auditors pre-approved the following audit and permitted non-audit services.

Audit Services:

•	audit of the financial statements and reporting packages for consolidation of Telecom Italia’s subsidiaries;

•	review of the working papers of another auditor when necessary for the audit of the financial reports of Telecom Italia or companies it controls;

•	verification services for the issue of consent letters;

•	audit of financial statements and/or balance sheets to be published in prospectuses and information documents, offering memoranda and the like;

•	accounting assistance and advice, including in relation to requests coming from CONSOB, the United States Securities and Exchange Commission and similar authorities;

•	audit/verification services in connection with the awarding of grants/loans or obtaining specific tax or social security contribution treatment;

•	verification of the conformity of so-called sustainability and social reports;

•	issuance of comfort letters in relation to the implementation of extraordinary corporate actions;

•	reports and opinions requested under law from the Appointed Auditor;

•	attestations to participate in competitive tenders organized by (national or supranational) governmental bodies.

Permitted Non-audit Services:

•	agreed procedures for aspects of regulatory accounting;

•	accounting due diligence procedures for companies to be sold or acquired.

Furthermore, it should be noted that, according to the Group Procedure above, the Manager responsible for preparing the Company’s financial reports (who acts under the supervision of the Telecom Italia Board of Auditors) sends, on a quarterly basis, to the Board of Auditors and the Internal Control and Corporate Governance Committee the information gathered on any Additional Appointments awarded. In relation to the above-mentioned appointments, the Board of Auditors and the Internal Control and Corporate Governance Committee may have any verifications of compliance deemed necessary carried out by the Internal Control Manager.

An approval is not granted if the service falls within a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence.

Item 16D. Exemptions From The Listing Standards For Audit Committees Item 16E. Repurchases Of Equity Securities Item 16F. Change In Registrant’s Certifying Accountant

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2010, to December 31, 2010, no purchases were made by or on behalf of Telecom Italia or any affiliated purchaser of Shares or Savings Shares.

Item 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Independent Directors”.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet al least once a year without management present.

Telecom Italia’s Self-Regulatory Code sets forth the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2009 a total of four such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. As of May 6, 2010 the position is held by Paolo Baratta. For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Executive Directors and Activities of the Board”.

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

tem 16G. Corporate Governance	Differences In Telecom Italia’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

which, among other activities, actively participates and assists in developing and implementing the corporate governance procedures adopted by Telecom Italia. In addition, the Company’s Self-Regulatory Code entrusts the Nomination and Remuneration Committee with a nomination responsibility, when it is necessary to substitute an independent director.

For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Internal Committees”.

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

For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act.

The Board of Auditors, as permitted by Rule 10A-3, is performing the corresponding functions for Telecom Italia, which therefore is exempted from the requirement to have a separate audit committee.

A Rule 303A written affirmation to this end was submitted to the NYSE on April 15, 2009. For further details, see also “10.1 Corporate Governance—General—Board of Directors” and “—10.1 Corporate Governance—General—Board of Auditors”.

Adoption and Disclosure of Corporate Governance Guidelines.    US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines.

Such disclosures are included in this Form 20-F and English translations of the Telecom Italia Group’s corporate governance policies can be found on Telecom Italia’s website: www.telecomitalia.com under “Governance”.

Code of business conduct and ethics.    NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The code should provide for the reporting of violations of its provisions or of laws and regulations.

Telecom Italia has adopted such a Code. See also below under “—16.1.2 General—Code of Ethics and Conduct”.

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

(b) 2002 Plan regulations and form of Letter of Assignment addressed to participants of the plan.(5)

(c) 2002-2004 Stock Option Plan (Olivetti).(6)

(d) February 2002-December 2004 Stock Option Plan (Olivetti).(6)

(e) Top 2008 Plan—Stock Option Plan reserved to the Chairman and the Chief Executive Officer of Telecom Italia S.p.A.(7)

Item 19. Financial Statements and Exhibits

(f) Performance Share Granting 2008.(8)

(g) Long Term Incentive Plan 2010-2015.

(h) 2010-2014 broad-based employee share ownership plan.

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

15.1 Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers S.p.A.

15.2 Consent of Independent Registered Public Accounting Firm—Reconta Ernst & Young S.p.A.

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

Dated April 11, 2011

TELECOM ITALIA S.P.A.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders of Telecom Italia S.p.A.

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended present fairly, in all material respects, the financial position of Telecom Italia S.p.A. and its subsidiaries at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing in Item 15.2 of the 2010 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Annual Report on Internal Control Over Financial Reporting appearing in Item 15.2 of the 2010 Annual Report to Shareholders, management has excluded Sofora Telecomunicaciones S.A. and its consolidated subsidiaries from its assessment of internal control over financial reporting as of December 31, 2010 because control was acquired by the Company in a purchase business combination on October 13, 2010. We have also excluded Sofora Telecomunicaciones S.A. and its consolidated subsidiaries from our audit of internal control over financial reporting. Sofora Telecomunicaciones S.A. is a majority-owned subsidiary whose total consolidated assets and total consolidated revenues represent 5.5% and 2.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

/s/    PricewaterhouseCoopers S.p.A.

Rome, Italy

April 11, 2011

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2010 AND DECEMBER 31, 2009—ASSETS

	Note	As of December 31, 2010	As of December 31, 2009
		(millions of euros)
NON-CURRENT ASSETS
Intangible assets
Goodwill	4	43,912	43,615
Other intangible assets	5	7,903	6,284

		51,815	49,899

Tangible assets	6
Property, plant and equipment owned		15,373	13,717
Assets held under finance leases		1,177	1,296

		16,550	15,013

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	7	85	435
Other investments	7	43	53
Securities, financial receivables and other non-current financial assets	7	1,863	1,119
Miscellaneous receivables and other non-current assets	7	934	893
Deferred tax assets	8	1,863	1,199

		4,788	3,699

TOTAL NON-CURRENT ASSETS (A)		73,153	68,611

CURRENT ASSETS
Inventories	9	387	408
Trade and miscellaneous receivables and other current assets	10	7,790	7,447
Current income tax receivables	11	132	79
Investments	12	—	39
Securities other than investments	13	1,316	1,843
Financial receivables and other current financial assets	14	438	1,103
Cash and cash equivalents	15	5,526	5,504

Current assets sub-total		15,589	16,423

Discontinued operations/Non-current assets held for sale	16
—of a financial nature		—	81
—of a non-financial nature		389	1,152

		389	1,233

TOTAL CURRENT ASSETS (B)		15,978	17,656

TOTAL ASSETS (A+B)		89,131	86,267

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2010 AND DECEMBER 31, 2009—EQUITY AND LIABILITIES

	Note	As of December 31, 2010	As of December 31, 2009
		(millions of euros)
EQUITY	17
Share capital issued		10,689	10,674
Less: treasury shares		(89)	(89)

Share capital		10,600	10,585
Paid-in capital		1,697	1,689
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		16,522	13,678

Equity attributable to owners of the Parent		28,819	25,952
Non-controlling interests		3,791	1,168

TOTAL EQUITY (A)		32,610	27,120

NON-CURRENT LIABILITIES
Non-current financial liabilities	18	34,348	36,797
Employee benefits	22	1,129	1,075
Deferred tax liabilities	8	1,027	198
Provisions	23	860	782
Miscellaneous payables and other non-current liabilities	24	1,086	1,084

TOTAL NON-CURRENT LIABILITIES (B)		38,450	39,936

CURRENT LIABILITIES
Current financial liabilities	18	6,882	6,941
Trade and miscellaneous payables and other current liabilities	25	10,954	11,020
Current income tax payables	26	235	283

Current liabilities sub-total		18,071	18,244

Liabilities directly associated with Discontinued operations/Non-current assets held for sale	16
—of a financial nature		—	659
—of a non-financial nature		—	308

		—	967

TOTAL CURRENT LIABILITIES (C)		18,071	19,211

TOTAL LIABILITIES (D=B+C)		56,521	59,147

TOTAL EQUITY AND LIABILITIES (A+D)		89,131	86,267

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010,

2009 AND 2008

		Year ended December 31,
	Note	2010	2009	2008
		(millions of euros)
Revenues	28	27,571	26,894	28,746
Other income	29	255	280	308

Total operating revenues and other income		27,826	27,174	29,054

Acquisition of goods and services	30	(11,383)	(11,480)	(13,120)
Employee benefits expenses	31	(4,021)	(3,734)	(4,114)
Other operating expenses	32	(1,422)	(1,345)	(1,349)
Changes in inventories		(135)	(15)	113
Internally generated assets	33	547	515	506
Depreciation and amortization	34	(5,547)	(5,551)	(5,676)
Gains (losses) on disposals of non-current assets	35	11	(59)	35
Impairment reversals (losses) on non-current assets	36	(63)	(12)	(12)

Operating profit		5,813	5,493	5,437

Share of profits (losses) of associates and joint ventures accounted for using the equity method	7	99	67	64
Other income (expenses) from investments	37	289	(51)	4
Finance income	38	3,081	2,561	3,748
Finance expenses	39	(5,155)	(4,731)	(6,359)

Profit before tax from continuing operations		4,127	3,339	2,894
Income tax expense	40	(548)	(1,121)	(677)

Profit from continuing operations		3,579	2,218	2,217
Profit (loss) from Discontinued operations/Non-current assets held for sale	16	(7)	(622)	(39)

Profit for the year	41	3,572	1,596	2,178
Attributable to:
• Owners of the Parent		3,121	1,581	2,177
• Non-controlling interests		451	15	1

		Year ended December 31,
		2010	2009	2008
		(Euros)
Basic and Diluted Earnings Per Share (EPS)(*)	42
—Ordinary Share		0.16	0.08	0.11
—Savings Share		0.17	0.09	0.12
Of which:
—From continuing operations
—Ordinary Share		0.16	0.11	0.11
—Savings Share		0.17	0.12	0.12
—From Discontinued operations/Non-current assets held for sale
—Ordinary Share		—	(0.03)	—
—Savings Share		—	(0.03)	—

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2010, 2009 AND 2008

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Profit for the year	(A)	3,572	1,596	2,178

Other components of the Statement of Comprehensive Income:
• Available-for-sale financial assets
– Profit (loss) from fair value adjustments		(7)	14	(2)
– Loss (profit) transferred to the Separate Consolidated Income Statement		5	—	—
– Income tax expense		(1)	4	(8)

	(B)	(3)	18	(10)

• Hedging instruments:
– Profit (loss) from fair value adjustments		767	(1,504)	124
– Loss (profit) transferred to the Separate Consolidated Income Statement		(480)	206	211
– Income tax expense		(77)	363	(98)

	(C)	210	(935)	237

• Exchange differences on translating foreign operations:
– Profit (loss) on translating foreign operations		662	964	(793)
– Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		18	—	—
– Income tax expense		—	—	—

	(D)	680	964	(793)

• Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
– Profit (loss)		109	(71)	13
– Loss (profit) transferred to the Separate Consolidated Income Statement		—	—	—
– Income tax expense		—	—	—

	(E)	109	(71)	13

Total	(F=B+C+D+E)	996	(24)	(553)

Total profit (loss) for the year	(A+F)	4,568	1,572	1,625

Attributable to:
• Owners of the Parent		3,855	1,321	1,786
• Non-controlling interests		713	251	(161)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

•	CHANGES IN EQUITY IN 2008

	Share capital	Paid-in capital	Fair value adjustments on available-for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d +e+f+g)	(i)	(h+i)
	(millions of euros)
Balance at December 31, 2007	10,605	1,689	(12)	204	886	(52)	12,111	25,431	1,063	26,494

Changes in equity in the year ended December 31, 2008:
• Dividends approved	—	—	—	—	—	—	(1,609)	(1,609)	(59)	(1,668)
• Total comprehensive income (loss) for the year	—	—	(10)	237	(631)	13	2,177	1,786	(161)	1,625
• Grant of equity instruments	—	—	—	—	—	—	1	1	—	1
• Treasury shares	(14)	—	—	—	—	—	(13)	(27)	—	(27)
• Changes in the scope of consolidation	—	—	—	—	—	—	—	—	(117)	(117)
• Other changes	—	—	—	—	—	—	16	16	4	20

Balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	12,683	25,598	730	26,328

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2009

	Share capital	Paid-in capital	Fair value adjustments on available-for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d +e+f+g)	(i)	(h+i)
	(millions of euros)
Balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	12,683	25,598	730	26,328

Changes in equity in the year ended December 31, 2009:
• Dividends approved	—	—	—	—	—	—	(1,029)	(1,029)	(24)	(1,053)
• Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	(110)	(110)	110	—
• Total comprehensive income (loss) for the year	—	—	18	(935)	728	(71)	1,581	1,321	251	1,572
• Grant of equity instruments	—	—	—	—	—	—	2	2	—	2
• Treasury shares	(6)	—	—	—	—	—	(5)	(11)	—	(11)
• Changes in the scope of consolidation	—	—	—	—	—	—	196	196	99	295
• Other changes	—	—	—	—	—	—	(15)	(15)	2	(13)

Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	(110)	13,303	25,952	1,168	27,120

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2010

	Share capital	Paid-in capital	Fair value adjustments on available-for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d +e+f+g)	(i)	(h+i)
	(millions of euros)
Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	(110)	13,303	25,952	1,168	27,120

Changes in equity in the year ended December 31, 2010:
• Dividends approved	—	—	—	—	—	—	(1,029)	(1,029)	(135)	(1,164)
• Total comprehensive income (loss) for the year	—	—	(3)	210	418	109	3,121	3,855	713	4,568
• Grant of equity instruments	15	8	—	—	—	—	9	32	—	32
• Effect of the Telecom Italia Media share capital increase transaction	—	—	—	—	—	—	3	3	44	47
• Effect arising from the consolidation of Sofora group (Argentina)	—	—	—	—	—	—	—	—	2,003	2,003
• Other changes	—	—	—	—	—	—	6	6	(2)	4

Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	(1)	15,413	28,819	3,791	32,610

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2010, 2009 AND 2008

		Year ended December 31,
	Note	2010	2009	2008
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations		3,579	2,218	2,217
Adjustments for:
Depreciation and amortization		5,547	5,551	5,676
Impairment losses (reversals) on non-current assets (including investments)		(116)	27	212
Net change in deferred tax assets and liabilities		(750)	(48)	(1,031)
Losses (gains) realized on disposals of non-current assets (including investments)		(41)	55	(37)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(99)	(67)	(64)
Change in employee benefits		73	(173)	233
Change in inventories		96	(30)	(74)
Change in trade receivables and net amounts due from customers on construction contracts		13	336	737
Change in trade payables		(278)	(995)	(588)
Net change in current income tax receivables/payables		(170)	(1,170)	1,078
Net change in miscellaneous receivables/payables and other assets/liabilities		(981)	(229)	(98)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		6,873	5,475	8,261

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	5	(1,781)	(2,017)	(2,360)
Purchase of tangible assets on an accrual basis	6	(2,802)	(2,526)	(2,680)

Total purchase of intangible and tangible assets on an accrual basis		(4,583)	(4,543)	(5,040)
Change in amounts due to fixed asset suppliers		103	619	(419)

Total purchase of intangible and tangible assets on a cash basis		(4,480)	(3,924)	(5,459)
Acquisition of control of subsidiaries or other businesses		(4)	—	—
Net cash and cash equivalents arising from the acquisition of the control of the Sofora group—Argentina		392	—	—
Acquisitions/disposals of other investments	7-12	35	(6)	(6)
Change in financial receivables and other financial assets		502	(692)	(1,756)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		180	(13)	452
Proceeds from sale/repayments of intangible, tangible and other non-current assets		56	66	97

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(3,319)	(4,569)	(6,672)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		957	(1,123)	1,267
Proceeds from non-current financial liabilities (including current portion)		2,007	5,563	2,317
Repayments of non-current financial liabilities (including current portion)		(5,842)	(4,260)	(4,302)
Proceeds from equity instruments		—	—	1
Consideration paid for equity instruments		—	(11)	(27)
Share capital proceeds/Reimbursements (including subsidiaries)		67	—	—
Dividends paid		(1,093)	(1,050)	(1,665)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(3,904)	(881)	(2,409)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	16	—	61	(41)

AGGREGATE CASH FLOWS (E=A+B+C+D)		(350)	86	(861)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		5,484	5,226	6,204
Net foreign exchange differences on net cash and cash equivalents (G)		148	172	(117)

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		5,282	5,484	5,226

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(1,392)	(2,301)	(633)

Interest expense paid	(3,079)	(3,250)	(3,429)

Interest income received	1,176	1,025	1,256

Dividends received	3	4	49

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
• Cash and cash equivalents—from continuing operations	5,504	5,396	6,398
• Bank overdrafts repayable on demand—from continuing operations	(101)	(190)	(276)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	81	20	82
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	5,484	5,226	6,204

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
• Cash and cash equivalents—from continuing operations	5,526	5,504	5,396
• Bank overdrafts repayable on demand—from continuing operations	(244)	(101)	(190)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	81	20
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	5,282	5,484	5,226

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”. Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, Telecom Italia, are located in Milan at Piazza degli Affari 2, Italy.

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

The Telecom Italia Group consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

The Group applied the accounting policies on a basis consistent with those of the previous years and did not elect the early adoption of any IFRS, except for the year 2009 in which we early adopted the revised IAS 27 and IFRS 3.

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

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements are, unless otherwise indicated, those of the preceding two years.

Starting from the year 2010, following a detailed review of the indirect taxes paid by the Group in the different fiscal jurisdictions, certain taxes paid in Brazil have been reclassified from “Other operating expenses” to “Revenues” and “Other income” as deductions. Specifically, these reclassifications, which also have been made in connection with the adoption of IFRS by the TIM Brasil group, bring the Telecom Italia Group’s accounting presentation in line with other major telecommunications operators. This will ensure greater comparability and a better understanding of the economic and financial information presented.

As a result of this reclassification, the Brazilian indirect taxes (PIS and COFINS) deducted from revenues and other income amounted to 334 million euros in 2010, 271 million euros in 2009 and 282 million euros in 2008.

The Telecom Italia Group consolidated financial statements are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2010 was approved by resolution of the board of directors’ meeting held on February 24, 2011.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

SEGMENT REPORTING

An operating segment is a component of an entity:

(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(b)	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

(c)	for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic, Brazil and Argentina) and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”. The operating segments of the Telecom Italia Group are as follows:

•	Domestic: includes operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities in Italy;

•	Brazil: includes mobile and fixed telecommunications operations in Brazil;

•	Argentina: includes mobile and fixed telecommunications operations in Argentina, as well as mobile telecommunications operations in Paraguay;

•	Media: includes television network operations and management;

•	Olivetti: includes activities for the manufacture of digital printing systems and office products;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Argentina is a new segment in 2010 resulting from the acquisition of control of Sofora Telecomunicaciones S.A., the holding company which controls Nortel Inversora and Telecom Argentina S.A., which was completed on October 13, 2010.

In addition, beginning January 1, 2010, the Company’s Shared Service Center and HR Services, previously included in Other Operations, are included in the Domestic Business Unit. For purposes of comparison, the disclosure by operating segment for the periods under comparison has been appropriately reclassified.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at December 31, 2010 compared to December 31, 2009 (excluding Discontinued Operations—to which reference can be made in the Note “Discontinued Operations / Non-current assets held for sale”) can be analyzed as follows:

•	Entry of companies in the scope of consolidation:

Company		Business Unit	Month
Telecom Italia Finance Ireland Ltd	newly formed	Other operations	December 2010

FLAGSHIP STORE BOLZANO 1 S.r.l.	newly formed	Domestic	December 2010

FLAGSHIP STORE TORINO 1 S.r.l	newly formed	Domestic	November 2010

FLAGSHIP STORE BOLOGNA 1 S.r.l	newly formed	Domestic	October 2010

Sofora Telecomunicaciones S.A. and related subsidiaries:	acquisition of control	Argentina	October 2010

—Nortel Inversora S.A.
—Telecom Argentina S.A.
—Micro Sistemas S.A.
—Nucleo S.A.
—Telecom Argentina Usa Inc.
—Telecom Personal S.A.
— Springville S.A.

FLAGSHIP STORE MILANO 2 S.r.l	newly formed	Domestic	September 2010

FLAGSHIP STORE MODENA 1 S.r.l	newly formed	Domestic	September 2010

FLAGSHIP STORE ROMA 2 S.r.l	newly formed	Domestic	September 2010

FLAGSHIP STORE TARANTO 1 S.r.l	newly formed	Domestic	September 2010

FLAGSHIP STORE VICENZA 1 S.r.l	newly formed	Domestic	September 2010

FLAGSHIP STORE CATANIA 1 S.r.l	newly formed	Domestic	July 2010

TLC COMMERCIAL SERVICES S.r.l.	newly formed	Domestic	May 2010

FLAGSHIP STORE ROMA 1 S.r.l	newly formed	Domestic	May 2010

FLAGSHIP STORE MILANO 1 S.r.l	newly formed	Domestic	May 2010

•	Exit of companies from the scope of consolidation:

Company		Business Unit	Month
Brasilco S.r.l. (in liquidation)	liquidated	Other operations	December 2010

Netesi S.p.A. (in liquidation)	liquidated	Other operations	April 2010

Olivetti International B.V. (in liquidation)	liquidated	Olivetti	January 2010

Elettra TLC S.p.A.	sold	Domestic	September 2010

BBNed N.V.	sold	Other operations	October 2010

—BBeyond B.V.

—InterNLnet B.V.

•	Merger of companies:

Company		Business Unit	Month

Mediterranean Nautilus Ltd	mergered in Telecom italia Sparkle Luxembourg S.A.	Domestic	December 2010

Latin American Nautilus Service Inc.	mergered in Latin American Nautilus USA Inc.	Domestic	March 2010

Consolidated Financial Statements	Notes To Consolidated Financial Statements

A breakdown of subsidiaries, associates and joint ventures of the Telecom Italia Group at December 31, 2010 and December 31, 2009 is as follows:

	December 31, 2010
	Italy	Abroad	Total
Companies
subsidiaries consolidated line-by-line	40	68	108
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	15	2	17

Total companies	56	70	126

	December 31, 2009
	Italy	Abroad	Total
Companies
subsidiaries consolidated line-by-line (*)	30	67	97
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	17	3	20

Total companies	48	71	119

(*)	Including subsidiaries classified in “Discontinued operations/Non-current assets held for sale”.

Further details are provided in Note “List of companies of the Telecom Italia Group”.

NOTE 2—ACCOUNTING POLICIES

GOING CONCERN

The consolidated financial statements for the year ended December 31, 2010 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties to which the Group and the various activities of the Telecom Italia Group are exposed;

•

the mix between risk capital and debt capital considered optimal as well as the policy for the remuneration of risk capital, described in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

CONSOLIDATION

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

The statement of financial position date of all the subsidiaries’ financial statements coincides with that of the Parent.

Control exists when the Parent, directly or indirectly, has the majority of voting rights or has the power to determine, also through contractual agreements, the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the separate consolidated income statement and in the consolidated statement of comprehensive income.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Under IAS 27, the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated on consolidation.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date of control. At that date, goodwill is recorded as an intangible asset, as described below, whereas any gain from a bargain purchase or negative goodwill is recognized in the separate consolidated income statement.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the disposal of the investment. The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated statement of cash flows are translated at the average exchange rates for the year.

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

In particular, under the equity method the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of net assets of the investee. The profit or loss of the investor includes the investor’s share of the profit or loss of the investee.

The consolidated financial statements include the Group’s share of profits (losses) of associates and joint ventures accounted for using the equity method from the date that significant influence or joint control commences until the date such circumstances cease. When the Group’s share of losses of an associate or a joint venture, if any, exceeds the carrying amount of the investment on the Group’s statement of financial position, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

Under IAS 27, starting from 2009, changes in a parent’s ownership interest as a result of the disposal of an investment in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

INTANGIBLE ASSETS

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date of control and measured as the excess of (a) over (b) below:

a)	the aggregate of:

•	the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets;

•	in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree;

b)	the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, inter alia, the following:

•	incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;

•

in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate consolidated income statement.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded, is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of tangible and intangible assets—Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

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

Other intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized systematically. Instead, they undergo impairment testing at least annually.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably.

Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (12 or 24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

TANGIBLE ASSETS

Property plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized when the obligation arises in the statement of financial position under provisions at its present value. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceeded its carrying amount. The excess, if any, should be recorded immediately in the separate consolidated income statement.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the separate consolidated income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets held under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are initially recognized as assets of the Group at fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the statement of financial position under financial liabilities.

Lease payments are apportioned between interest (recognized in the separate consolidated income statement) and principal (recognized as a deduction from liabilities). This split is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned, If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

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

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the separate consolidated income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon of three years as well as those extrapolated from the last year of the explicit time horizon to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Impairment losses are recognized in the separate consolidated income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

FINANCIAL INSTRUMENTS

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

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the separate consolidated income statement.

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

Changes in the value of securities other than investments classified as available-for-sale are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

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

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

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

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the separate consolidated income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

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

All derivative financial instruments are measured at fair value in accordance with IAS 39. When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge—Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the separate consolidated income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the separate consolidated income statement.

•

Cash flow hedge—Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time as the hedged transaction affects the separate consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate consolidated income statement.

SALES OF RECEIVABLES

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties, meeting IAS 39 requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

AMOUNTS DUE FROM CUSTOMERS ON CONSTRUCTION CONTRACTS

Amounts due from customers under construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

INVENTORIES

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

NON-CURRENT ASSETS HELD FOR SALE/DISCONTINUED OPERATIONS

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately from the other statement of financial position assets and liabilities. The corresponding amounts for the previous period are not reclassified.

An operating asset sold (Discontinued Operations) is a component of an entity that has been divested or classified as held for sale and:

•	represents a major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations—whether disposed of or classified as held for sale—are shown separately in the separate consolidated income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statement, net of tax effects, for comparative purposes.

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell. Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statement.

An entity shall recognize a reversal of an impairment loss for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

EMPLOYEE BENEFITS

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the statement of financial position (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IAS 19, the Telecom Italia Group has elected to recognize all actuarial gains and losses in the separate consolidated income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit comes closer, are included in the separate consolidated income statement under “Employee benefits expenses”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Starting from January 1, 2007, the Italian Law introduced for the employee the choice as to the possible destination of accruing employee severance indemnity either to supplementary pension funds or to company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by the Italian Social Security Institute (“INPS”).

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers and employees of the Group through equity compensation plans (stock options, performance share grants and long-term incentive plans); in addition, a broad-based employee share ownership plan was introduced in 2010. The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

In accordance with IFRS 2, such plans represent a component of the beneficiaries’ compensation. Therefore, for the plans that provide for compensation in equity instruments, the cost is represented by the fair value of such instruments at the grant date, and is recognized in the separate consolidated income statement in “Employee benefits expenses” over the period between the grant date and vesting date with a contra-entry to an equity reserve denominated “Other equity instruments”. Changes in the fair value subsequent to the grant date do not affect the initial measurement. At the end of each year, adjustments are made to the estimate of the number of rights that will vest up to expiry. The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to “Employee benefits expenses”.

For the plans subject to vesting conditions, when such conditions are not met, the amount recognized in “Other equity instruments” must be reclassified to “Other reserves”.

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

PROVISIONS

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”.

TREASURY SHARES

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

•	Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as an agent (for example non-geographic numbers), only the commission received from the content provider is recognized as revenue.

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

For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

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

RESEARCH COSTS AND ADVERTISING EXPENSES

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

FINANCE INCOME AND EXPENSES

Finance income and expenses are recognized on an accrual basis and include interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

DIVIDENDS

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

TAXES

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group.

Income taxes are recognized in the separate consolidated income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. In the Statement of comprehensive income is indicated the amount of income taxes relating to each item included as “Other components of the Statement of comprehensive income”.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item/area	Accounting estimates

Goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. The impairment test of goodwill requires a complex valuation process that entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows, the discount rate and the growth rate used for extrapolation. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Business combinations

The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex process in determining such values.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization expense

Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

Accruals, contingent liabilities and employee benefits

As regards the provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

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

•        the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income taxes

Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible temporary differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

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

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB AND IN FORCE FROM JANUARY 1, 2010

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2010 are reported below and briefly summarized.

Improvements to IFRS—issued by IASB in 2008

The improvements, among others, relating to IFRS 5 (Non-current Assets held for Sale and Discontinued Operations). The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

The adoption of this improvement did not have an impact on the consolidated financial statements at December 31, 2010.

Amendments to IAS 39 (Financial Instruments: Recognition and Measurement—Eligible hedged items)

The amendments to IAS 39 clarifies certain aspects of hedge accounting:

•	identifying the cases in which inflation may be a hedged risk;

•	specifying that only the intrinsic value, not the time value, of an option can be designated as a hedge of one or some risks of a hedged item (that is, a one-sided risk).

The adoption of these amendments did not have an impact on the consolidated financial statements at December 31, 2010.

IFRIC 17 (Distribution of Non-cash Assets to Owners)

In particular, the interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and that an entity should measure this dividend payable at the fair value of the net assets to be distributed. Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the separate consolidated income statement.

The adoption of this interpretation did not have an impact on the consolidated financial statements at December 31, 2010.

Amendments to IFRS 2 (Group Cash-settled Share-based Payment Transactions)

The amendments clarify, among other things, that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The amendments are effective from January 1, 2010. The adoption of these amendments did not have an impact on the consolidated financial statements at December 31, 2010.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Improvements to IFRS (issued by IASB in 2009)

The main improvements are the following:

•	IFRS 2 (Share-based Payment)

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

The amendment refers to the classification of leases of land and buildings. When a lease includes both land and buildings elements, an entity shall assess the classification of each element as a finance or an operating lease separately. At the date of adoption, the classification of all land elements of unexpired leases must be reassessed, with any lease newly classified as a finance lease to be recognized retrospectively.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	IFRIC 9 (Reassessment of Embedded Derivatives)

The amendments, applicable prospectively, exclude from the scope of IFRIC 9 embedded derivatives in contracts acquired in a business combination, a combination of entities or businesses under common control or the formation of a joint venture.

•	IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

The amendments refer to the removal of the prohibition to use a derivative held by the foreign operation being hedged as a hedge of the net investment in that foreign operation.

The application of the “Improvements to IFRS (2009)” did not have an impact on the consolidated financial statements at December 31, 2010.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB NOT YET IN FORCE

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2011 are reported below and briefly summarized.

Amendments to IAS 32 (Classification of Rights Issues)

The amendments to IAS 32 regard the accounting of rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. The amendments require that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

The amendments to IAS 32 are effective beginning January 1, 2011, but earlier application is permitted.

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Amendments to IAS 24 (Related Party Disclosures)

These amendments provide a partial exemption from the disclosure requirements for government-related entities.

In addition, the definition of related party was revised and some clarifications were introduced on the disclosure content. The amendments to IAS 24 are effective beginning January 1, 2011, with earlier application permitted. The application of these amendments is not expected to have an impact on the consolidated financial statements.

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement)

In particular, the amendments refer to when an entity is subject to minimum funding requirements and makes an early payment of contribution to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.

The amendments to IFRIC 14 are effective beginning January 1, 2011, with earlier application permitted.

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments)

This interpretation clarifies the requirements when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. In particular, IFRIC 19 clarifies as follows:

•	the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished;

•

the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s separate consolidated income statement for the year.

IFRIC 19 is effective beginning January 1, 2011, with earlier application permitted.

The application of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.

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

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

Improvements to IFRSs (issued by IASB in 2010)

In May 2010, IASB issued the following improvements to IFRSs:

•	IFRS 1 (First-Time adoption of International Financial Reporting Standards)

Amendments refer to the disclosure to be provided for the following specific cases: accounting policy changes in the year of first-time adoption of IFRS and use of the deemed cost after the date of transition to IFRSs, also with reference to operations subject to rate regulation.

•	IFRS 3 (Business combinations)

The amendments:

•	limit the choice to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date;

•	clarify that IFRS 2 should be applied at the acquisition date both for share-based payment transactions of the acquiree and for those replaced by the acquirer;

•	clarify requirements for contingent considerations.

•	IFRS 7 (Financial instruments: disclosures)

The amendments require qualitative disclosures in the context of the quantitative disclosure to help users to form an overall picture of the nature and extent of risks arising from financial instruments.

Furthermore, the amendments clarify the required level of disclosure about credit risk and collateral held and provide relief from disclosure of renegotiated loans.

•	IAS 1 (Presentation of financial statements)

The amendments clarify that an entity may present the analysis of each component of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	IAS 27 (Consolidated and separate financial statements)

The amendments clarify the adoption requirements of the amendments made to IAS 21, IAS 28 and IAS 31 as a result of the revision of IAS 27 in 2008.

•	IAS 34 (Interim financial reporting)

The amendments emphasize the principle that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. In particular, it clarifies how to apply this principle in respect of financial instruments and their fair values.

•	IFRIC 13 (Customer loyalty programmes)

The amendments clarify how to measure the fair value for the award credits.

The improvements to IFRSs are effective beginning January 1, 2011.

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

•	Amendments to IFRS 7 (Disclosures—Transfers of Financial Assets)

In October 2010, IASB issued some amendments to IFRS 7 (Disclosures—Transfers of Financial Assets). The Amendments to IFRS 7 require as follows:

•	enhancements to the existing disclosures where an asset is transferred but is not derecognized;

•	new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale.

The amendments are effective beginning January 1, 2012. Comparative disclosures for 2011 are not required.

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

•	Amendments to IAS 12 (Income Taxes)

In December 2010, IASB issued amendments to IAS 12 Income Taxes. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will normally be through sale. As a result of the amendments, SIC-21 Income Taxes—Recovery of Revalued Non-Depreciable Assets would no longer apply to investment properties carried at fair value.

The amendments are effective beginning January 1, 2012, with earlier application permitted.

The application of these amendments is not expected to have a material impact on the consolidated financial statements.

NOTE 3—BUSINESS COMBINATIONS

BUSINESS COMBINATIONS

YEAR 2010

Acquisition of control of Sofora Telecomunicaciones S.A.

On October 13, 2010, once the necessary government authorizations were obtained, an agreement was formalized for the transfer of an 8% stake in Sofora Telecomunicaciones S.A. (“Sofora”)—the holding company which controls Telecom Argentina—from the Werthein group to Telecom Italia International, as established in the agreements signed between the Telecom Italia Group and the Werthein group on August 5, 2010.

The Antitrust and TLC Regulatory Authorities approved the transaction that allowed the Telecom Italia Group to raise its stake in the Sofora holding company to 58% and thus obtain control of the Telecom Argentina group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consequently, the chain of control of Telecom Argentina at December 31, 2010 shows that Sofora is owned 58% by the Telecom Italia Group and 42% by the Werthein group. Sofora, in turn, controls the entire ordinary capital stock of Nortel Inversora S.A. which controls Telecom Argentina with a 54.74% stake in the latter.

As a consequence of the acquisition, which did not require any cash disbursement, the Telecom Italia Group relinquished the call options that it held for the acquisition of the entire stake held by the Werthein group in Sofora, which had been the subject of legal and administrative proceedings with the Argentine Authorities. The Argentine Authorities had issued orders preventing the call options from being exercised or transferred. It was therefore impossible for the Telecom Italia Group to purchase the remaining share capital of Sofora unless certain legal and administrative proceedings were resolved and revocation of the preventive measures in effect was obtained, all of which were uncertain as to the timing and outcome.

The agreements reached on August 5, 2010 also provided for the resolution of the pending legal proceedings with the Werthein group at no cost to the Telecom Italia Group, and the drawing up of a new shareholders’ agreement for regulating the governance of the Telecom Argentina group. This agreement gives Telecom Italia control over management, also through the designation of the majority of the board members and the appointment of top management of the Telecom Argentina group. The Werthein group has certain rights to protect its investment and, with respect to Telecom Argentina, responsibility for verifying, through the Independent Regulatory Compliance Committee set up for this purpose, observance of the commitments undertaken with the local Antitrust Authority.

The agreements were approved by the Argentine Authorities examining the legal framework and the effects on the competitive environment, as well as the commitments undertaken by the parties in order to guarantee complete separation between the Telefónica group and the Telecom Italia Group with regard to their operations conducted in Argentina. Functional measures have been agreed for this purpose in order to ensure the absence of any influence and participation on the part of Telefónica in the decision-making process of the Telecom Italia Group regarding its Argentine subsidiaries. In addition, restrictions have been introduced regarding commercial and operational relations between the two groups within the Argentine market.

The most significant measures prohibit Telefónica and its representatives from taking part and voting in the corporate board meetings of Telco and Telecom Italia when the matters being addressed refer to telecommunications activities in the Argentine market. Furthermore, Telefónica may not designate board directors or administrators in the companies controlled by Telecom Italia in Argentina.

The accounting effects of the business combination as set forth in IFRS 3 can be summarized as follows:

•

the measurement of the stake acquired is 130 million euros and corresponds to the fair value of the options relinquished by the Telecom Italia Group. The measurement also include the bonus for control;

•

the stake held in the Sofora group prior to acquisition of control was previously accounted for using the equity method and was remeasured at fair value at the acquisition date of control with a fair value of about 394 million euros. This remeasurement produced a positive impact on the separate consolidated income statement of 266 million euros, net of the reversal of the reserve for negative exchange differences to the separate consolidated income statement;

•

all the assets acquired and liabilities assumed of the acquired group were measured for their recognition at fair value. Although the measurement for the 2010 financial statements was carefully considered, the reporting standard provides that within 12 months of the operation such provisional values could be the subject of further analysis and possible adjustment. Besides the amounts allocated to the assets acquired and the liabilities assumed, goodwill of 166 million euros, was recorded, calculated as shown in the following table:

(millions of euros)
Measurement of the stake acquired	130
Fair value of stake held in the Sofora group prior to acquisition of control	394
Value of net assets attributed to non-controlling interests	2,003

Total (a)	2,527

Value of net assets acquired (b)	2,361

Goodwill (a-b)	166

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The values of the main assets and liabilities at the acquisition date of the Sofora group (Argentina) are as follows:

Sofora group—values at the acquisition date

			Current amounts to Fair Value	Carrying amounts
			(millions of euros)
Goodwill			166	—
Other non-current assets			3,648	1,483
of which Other intangible assets			1,807	214
of which Tangible assets			1,823	1,251
Current assets			887	873
of which Cash and cash equivalents			392	392

Total assets	(a	)	4,701	2,356

Total non-current liabilities			1,137	377
of which Deferred tax liabilities			807	44
of which Provisions			100	100
of which Non-current financial liabilities			183	183
Total current liabilities			1,037	1,035
of which Current financial liabilities			216	216

Total liabilities	(b	)	2,174	1,412

Net assets	(a-b	)	2,527	944

Share of Non-controlling interests			2,003	814
Share of the Telecom Italia Group			524	130

“Non-controlling interests” are measured in proportion to the share of the non-controlling interests in the net identifiable assets of the acquired company.

Had the acquisition taken place on January 1, 2010, the Telecom Italia Group consolidated financial statements would have included higher revenues of approximately 2 billion euros and higher EBIT (operating profit) of approximately 440 million euros.

YEAR 2009

Acquisition of Intelig Telecomunicações Ltda

On December 30, 2009, Tim Participaçoes finalized the acquisition of Intelig Telecomunicações Ltda, the domestic and international Brazilian telecommunications operator for long-distance and data transmission services; the company was consolidated in the Telecom Italia Group as from that date.

Specifically, the acquisition through the merger by incorporation of the parent, which owns 100% of Intelig (Holdco Participaçoes, controlled by JVCO) in Tim Participaçoes, had begun on April 16, 2009 when agreements were sealed between Tim Participaçoes, its parent Tim Brasil and JVCO Participaçoes (controlled by the Docas group and the indirect parent of Intelig Telecomunicações Ltda).

The purchase, through the merger transaction, was finalized on December 30, 2009 by assuming a financial debt of Intelig equal to 68 million U.S. dollars. At the time of the merger, the seller was attributed JVCO shares equal to 5.14% of Tim Participaçoes ordinary and preferred share capital. Moreover, 3% of Docas ordinary shares were transferred to Tim Brasil to guarantee Intelig’s financial situation to meet its contingent liabilities.

In the 2010 financial statements, the business combination led to the recognition of goodwill of 84 million euros. This amount was definitively determined during 2010, that is, within 12 months following the operation—calculated as the difference between the market price of the shares issued on behalf of the seller as at December 30, 2009 (295 million) and the assets and liabilities acquired and recorded at their fair value at the acquisition date (211 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In the 2009 financial statements, the provisional amount of goodwill amounted to 96 million euros. As provided by IFRS 3, the amounts relating to this business combination had been recognized provisionally in those financial statements. During 2010, those provisional amounts of assets and liabilities recognized at the acquisition date were adjusted to take into account their fair value at the acquisition date with the consequent remeasurement of the initially recognized amount of goodwill.

Intelig Telecomunicações Ltda—values at the acquisition date

		Current values at fair value as determined in 2010	Provisional values (2009 financial statements)	Carrying amount
		(millions of euros)
Goodwill		84	96	—
Other non-current assets		385	272	272
Total current assets		116	131	131

Total assets	(a)	585	499	403

Total non-current liabilities		147	62	62
Total current liabilities		143	142	142

Total liabilities	(b)	290	204	204

Net assets acquired	(a-b)	295	295	199

YEAR 2008

In 2008, there were no transactions entered into of the type of business combinations defined in IFRS 3.

NOTE 4—GOODWILL

Details of goodwill by business segment and the changes during 2009 and 2010 are presented in the following tables:

	As of December 31, 2008	Discontinued Operations	Increase	Decrease	Exchange differences	Reclassification	As of December 31, 2009
	(millions of euros)
Domestic	41,953	—	—	—	—	—	41,953
Brazil	1,038	—	84	—	307	—	1,429
European BroadBand	672	(661)	—	—	—	(11)	—
Media	228	—	—	—	—	—	228
Other Operations(*)	—	—	—	(6)	—	11	5

Total	43,891	(661)	84	(6)	307	—	43,615

(*)

Following the inclusion of HanseNet in Discontinued operations, the European BroadBand Business Unit is no longer presented; the other companies of that Business Unit have become part of Other Operations.

	As of December 31, 2009	Increase	Decrease	Exchange differences	Reclassification	As of December 31, 2010
	(millions of euros)
Domestic	41,953	—	(6)	—	—	41,947
Brazil	1,429	—	—	181	—	1,610
Argentina	—	166	—	7	—	173
Media	228	—	(46)	—	—	182
Other Operations	5	—	(5)	—	—	—

Total	43,615	166	(57)	188	—	43,912

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The increase of 297 million euros in 2010 is due to the following:

•

+166 million euros: for the allocation of goodwill after the acquisition of control and subsequent consolidation of the Sofora group (Argentina Business Unit); further details are provided in the Note “Business combinations”;

•	+188 million euros: for exchange differences mainly relating to the goodwill of the Brazilian companies;

•	-46 million euros: for the impairment loss on the goodwill allocated to the Media Business Unit, based on the results of the impairment test;

•	-6 million euros: relating to the sale of the company Elettra;

•	-5 million euros: relating to the sale of the BBNed group.

The goodwill of the Domestic Business Unit at December 31, 2010 includes 415 million euros relating to the International Wholesale cash-generating unit, which is lower than the amount at December 31, 2009 owing to the aforementioned sale of the company Elettra.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the cash-generating units—CGU) to December 31, 2010 and 2009 can be summarized as follows:

	As of December 31, 2010			As of December 31, 2009
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of euros)
Domestic	42,239	(292)	41,947	42,245	(292)	41,953
Brazil	1,617	(7)	1,610	1,436	(7)	1,429
Argentina	173	—	173	—	—	—
Media	228	(46)	182	228	—	228
Olivetti	6	(6)	—	6	(6)	—
Other Operations	—	—	—	11	(6)	5

Total	44,263	(351)	43,912	43,926	(311)	43,615

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. The Group carried out the impairment test on an annual basis at December 31, 2010 using the same method as in the previous annual impairment test.

The result of the impairment test confirmed that the recoverable amount of the CGUs, with the exception of the Telecom Italia Media CGU, is higher than the carrying amount. Moreover, the recoverable amount of the Core Domestic CGU is lower than the estimate made at December 31, 2009 by 2,067 million euros. This means that a rise in the discount rate (WACC pre-tax) by 54 basis points would align the recoverable amount with the carrying amount.

The impairment test is carried out on two levels. At a first level, an estimate is made of the recoverable amount of the individual cash-generating units (or groups of units) to which goodwill is allocated and at a second level the group is considered as a whole. The cash-generating units (or groups of units) to which goodwill has been allocated are the following:

Segment	Cash-generating units (or groups of units)
Domestic	Core Domestic International Wholesale
Brazil	Tim Brasil
Argentina	Sofora group
Media	Telecom Italia Media

The value used to determine the recoverable amount of the cash-generating units (or groups of units) to which goodwill has been allocated is the value in use for the Domestic and Brazil CGUs, whereas the Sofora group and

Consolidated Financial Statements	Notes To Consolidated Financial Statements

the Telecom Italia Media CGUs have been measured on the basis of stock market capitalization. In particular, in the case of Telecom Italia Media, owing to the significant fall in the listed price subsequent to December 31, 2010, consideration was also given to the change in the share price recorded in January 2011, in that the change is deemed to more appropriately reflect the market’s reaction to the announcement of the wind-up of Dahlia TV, one of the CGU’s major customers. This led to the emergence of an impairment loss for the Telecom Italia Media CGU equal to 46 million euros. As for the Sofora group, stock market capitalization increased subsequent to the acquisition date of control (October 13, 2010).

As for the other three cash-generating units for which the recoverable value has been estimated on the basis of the value in use, the basic assumptions to which the result is more sensitive are reported in the following table:

Core Domestic	International Wholesale	Brazil
EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan

Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan

Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
BRL/euro exchange rate

Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate

The estimate of the value in use for all the CGUs (Core Domestic, International Wholesale and Brazil) is based on the data in the three-year plan approved by the board of directors but not yet announced to the market. In order to consider this asymmetry of information in relation to the Core Domestic CGU (which constitutes the CGU to which the most significant part of goodwill has been allocated), stress analyses have been carried out on the flows of the plan that consider an unfavorable change in the principal variables with respect to revenues (ARPU mobile calling consumer, mobile consumer calling customer base, wireline voice customer base, wireline broadband customer base and cloud computing). Even considering this downside scenario, the recoverable amount of the CGU is higher than its carrying amount, even though the difference between the two values has more than halved compared to the impairment test performed in 2009.

The nominal growth rates used to estimate the terminal value are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil
-0.26%	-0.5%	+1.80%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the announcement of the Group’s third-quarter 2010 results and up to February 18, 2011).

The cost of capital was estimated by considering the following:

a)	the criterion for the estimate of CAPM—Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)

the Beta coefficient for the Core Domestic CGU and International Wholesale arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 1.06);

c)	the Beta coefficient for the Brazil CGU calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 1.06);

d)	in the case of International Wholesale, a “full equity “ financial structure was considered since it is representative of the normal financial structure of the business;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

e)

for the principal operating segments of the Group, reference for comparison purposes was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia stock in their reports published after the announcement of the Group’s third-quarter 2010 results and up to February 18, 2011.

Since a direct correlation exists between the cost of capital used by analysts and the long-term growth rate (g) projected for purposes of estimating the terminal value, a comparison has also been made in terms of the capitalization rates (WACC-g). In particular, the capitalization rate (WACC-g) of the Core Domestic group of CGUs was used which is equal to the median of the rate used by equity analysts in their reports published after the announcement of the Group’s third-quarter 2010 results and up to February 18, 2011. This rate expresses the implicit growth rate in the terminal value (g) of -0.26%. Since the growth rate in the terminal value depends on the level of capital expenditures (capex) needed to sustain such growth, in order to arrive at the estimate of the result flow to be capitalized, a capital expenditures level (capex/revenues) was considered that is aligned with the median of the equity analysts (equal to 15.06%). Concerning the Brazil CGU, the growth rate was reduced compared to the prior year from 2.93% to 1.80% to take into account the progressive higher maturity of that market. For purposes of estimating the terminal value, a capital expenditures rate (capex/revenues) was used equal to 14.84% and higher than that of the analysts.

On the basis of these elements, the post-tax and pre-tax Weighted Average Cost of Capital and the capitalization rates (WACC—g) have been estimated for each cash-generating unit (the values of Brazil refer to flows in Brazilian reais) as follows:

	Core Domestic	International Wholesale	Brazil
	%	%	%
WACC post-tax	7.90	9.77	11.98
WACC post-tax—g	8.16	10.27	10.18
WACC pre-tax	11.60	14.48	16.80
WACC pre-tax—g	11.86	14.98	15.00

Values in use in excess of carrying amounts at December 31, 2010 are the following:

	Core Domestic		International Wholesale	Brazil
	(millions of euros)
Excess of values in use over carrying amounts	2,501	(*)	292	1,517

(*)	Measured on the basis of the intermediate scenario between the three-year plan and the downside scenario.

Compared to last year (December 31, 2009), the changes in the values in use of the individual CGUs are the following:

	Core Domestic	International Wholesale	Brazil
	(millions of euros)
Changes in value in use 12/31/2010 vs. 12/31/2009	(2,067)	(267)	1,954

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For purposes of the sensitivity analysis, four principal variables have been considered: the pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic	International Wholesale	Brazil
	%	%	%
Pre-tax discount rate	11.60	14.48	16.80
Long-term growth rate (g)	-0.26	-0.5	1.80
Compound Annual Growth Rate (CAGR) of EBITDA	1.69(*)	-5.15	10.71
Capital expenditures rate (Capex/Revenues)	from 14.96 to 15.37	from 6.04 to 7.54	from 14.84 to 18.77

(*)	This growth rate refers to EBITDA removed of the effects indicated in IAS 36.45, letter a.

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	Core Domestic	International Wholesale	Brazil
	%	%	%
Pre-tax discount rate	0.54	5.72	3.31
Long-term growth rate (g)	-0.68	-7.67	-4.57
Compound Annual Growth Rate (CAGR) of EBITDA	-1.26	-8.03	-4.42
Capital expenditures rate (Capex/Revenues)	1.59	3.26	2.91

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the cash-generating units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the cash-generating units of the Group has been compared with the carrying amount of the total operating capital referring to the same units/segments. No impairment losses resulted at this level of testing.

NOTE 5—OTHER INTANGIBLE ASSETS

Intangible assets with a finite useful life increased by 1,619 million euros compared to December 31, 2009. Details on the composition and movements during the year are as follows:

	As of December 31, 2008	Discontinued Operations(1)	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2009
	(millions of euros)
Industrial patents and intellectual property rights	2,620	(48)	1,138	(1,662)	—	(4)	116	349	2,509
Concessions, licenses, trademarks and similar rights	3,088	(189)	114	(272)	—	(4)	216	46	2,999
Other intangible assets	290	(101)	348	(317)	—	—	15	5	240
Work in progress and advance payments	494	—	417	—	—	(36)	5	(344)	536

Total	6,492	(338)	2,017	(2,251)	—	(44)	352	56	6,284

(1)	This refers to HanseNet Telekommunikation GmbH.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2009	Change in scope of consolidation Argentina Business Unit	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2010
	(millions of euros)
Industrial patents and intellectual property rights	2,509	—	1,135	(1,507)	—	(1)	71	422	2,629
Concessions, licenses, trademarks and similar rights	2,999	843	29	(314)	—	(1)	134	10	3,700
Other intangible assets	240	964	325	(395)	(1)	—	47	(1)	1,179
Work in progress and advance payments	536	—	292	—	(5)	(1)	2	(429)	395

Total	6,284	1,807	1,781	(2,216)	(6)	(3)	254	2	7,903

Additions in 2010 include 287 million euros of internally generated assets (291 million euros in 2009). Further details are provided in the Note “Internally generated assets”. Other changes in 2010 include 5 million euros as a result of the exit from the scope of consolidation of the BBNed group and the company Elettra, sold during the last few months of 2010.

Industrial patents and intellectual property rights at December 31, 2010 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite period of time (amortized over the period of useful benefit, estimated in three years). They mainly refer to Telecom Italia S.p.A. (1,801 million euros) and the Brazil Business Unit (725 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2010 mainly refer to:

•	unamortized cost of telephone licenses (1,576 million euros for Telecom Italia S.p.A., 870 million euros for the Brazil Business Unit and 488 million euros for the Argentina Business Unit);

•	Indefeasible Rights of Use-IRU (210 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale);

•	TV frequencies of the Media Business Unit (123 million euros).

The unamortized cost of telephone licenses totaling 2,934 million euros, refers to the following:

•	Telecom Italia S.p.A.:

–

UMTS licenses, 1,558 million euros (amortized on a straight-line basis over 18 years), including the ex-IPSE license, 81 million euros, for the 2100 MHz frequency purchased in 2009 (amortized on a straight-line basis over 12 years), both expiring in 2021;

–	Wireless Local Loop, 7 million euros, expiring in 2021 (amortized on a straight-line basis over 15 years);

–	WiMax, 11 million euros, expiring in 2023 (amortized on a straight-line basis over 15 years);

•	Tim Brasil group:

–	GSM and 3G (UMTS) licenses, 816 million euros, expiring between 2012 and 2023 (amortized on a straight-line basis between 8-15 years);

–	TDMA, 54 million euros, expiring in 2012 (amortized on a straight-line basis over approximately 14 years);

•	Sofora group—Telecom Argentina:

–	PCS license of Nucleo S.A., 26 million euros, expiring in 2022 (amortized on a straight-line basis over 12 years);

–

PCS license of Telecom Personal S.A., 462 million euros, for the license with an indefinite useful life. This license falls under of the scope of periodic impairment testing carried out for the Sofora group CGU—Argentina.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other intangible assets at December 31, 2010 mainly include 227 million euros of subscriber acquisition costs capitalized and referring to some sales campaigns of Telecom Italia S.p.A. (132 million euros), the Brazil Business Unit (28 million euros) and the Argentina Business Unit (67 million euros). The subscriber acquisition costs are amortized over the underlying minimum contract period (12 or 24 months) and eliminated from the books after completion of the amortization process.

Other intangible assets also include fees paid following the start of the stores project of Telecom Italia S.p.A.. These fees are amortized on a straight-line basis over a period of three years; the residual unamortized amount is 33 million euros.

Work in progress and advance payments decreased 141 million euros mainly as a result of previous years’ assets put into operation by Telecom Italia S.p.A. and a writedown taken by the Parent for 5 million euros relating to systems development no longer reusable.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2010 and 2009 can be summarized as follows:

	As of December 31, 2010
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	13,985	(7)	(11,349)	2,629
Concessions, licenses, trademarks and similar rights	5,757	(251)	(2,268)	3,238
Other intangible assets	1,635	—	(456)	1,179
Work in progress and advance payments	405	(10)	—	395

Total intangible assets with a finite useful life	21,782	(268)	(14,073)	7,441
Total intangible assets with an indefinite useful life(*)	462	—	—	462

Total Other intangible assets	22,244	(268)	(14,073)	7,903

(*)	These refer to the PCS license with an indefinite useful life of Telecom Personal S.A. (Sofora group—Argentina).

	As of December 31, 2009
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,569	(14)	(10,046)	2,509
Concessions, licenses, trademarks and similar rights	5,053	(233)	(1,821)	2,999
Other intangible assets	609	—	(369)	240
Work in progress and advance payments	542	(6)	—	536

Total intangible assets with a finite useful life	18,773	(253)	(12,236)	6,284
Total intangible assets with an indefinite useful life	—	—	—	—

Total Other intangible assets	18,773	(253)	(12,236)	6,284

The amounts in the table have been updated partly as a result of updating the allocation of the consideration paid for the acquisition of Intelig.

Impairment losses on “Industrial patents and intellectual property rights” decreased 7 million euros at December 31, 2010 due to the elimination of software acquired in prior years at the same time as some activities of the former Blu.

Impairment losses on “Concessions, licenses, trademarks and similar rights” basically refer to the Indefeasible Rights of Use (IRU) of the transmission capacity and cables for international connections acquired by the Lan Med group (the former Latin American Nautilus group).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Such impairments, principally relating to the years prior to 2004, were the result of the altered and shrunken market value of international broadband compared to the expectations anticipated at the historical date of those investments. Impairments vary from 233 million euros at December 31, 2009 to 251 million euros at December 31, 2010 solely as a result of the translation of the U.S. dollar financial statements to euro.

NOTE 6—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned increased 1,656 million euros compared to December 31, 2009. Details on the composition and movements during the period are as follows:

	As of December 31, 2008	Discontinued operations(1)	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2009
	(millions of euros)
Land	123	—	—	—	—	(1)	—	3	125
Buildings (civil and industrial)	493	—	5	(45)	—	(2)	8	36	495
Plant and equipment	12,037	(460)	1,853	(2,780)	—	(23)	325	634	11,586
Manufacturing and distribution equipment	38	—	7	(16)	—	—	—	2	31
Ships	33	—	—	(7)	—	—	—	—	26
Other	857	(31)	310	(328)	—	(15)	60	(232)	621
Construction in progress and advance payments	671	(18)	292	—	(5)	(20)	38	(125)	833

Total	14,252	(509)	2,467	(3,176)	(5)	(61)	431	318	13,717

(1)	This refers to HanseNet Telekommunikation GmbH.

	As of December 31, 2009	Change in scope of consolidation Argentina Business Unit	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2010
	(millions of euros)
Land	125	114	—	—	—	—	5	—	244
Buildings (civil and industrial)	495	302	4	(57)	—	(4)	20	50	810
Plant and equipment	11,586	1,032	1,847	(2,799)	(3)	(10)	264	267	12,184
Manufacturing and distribution equipment	31	—	8	(13)	—	—	—	2	28
Ships	26	—	—	(4)	—	(20)	—	(2)	—
Other	621	209	205	(343)	—	(16)	36	78	790
Construction in progress and advance payments	833	166	679	—	(4)	(1)	50	(406)	1,317

Total	13,717	1,823	2,743	(3,216)	(7)	(51)	375	(11)	15,373

Additions in 2010 include 260 million euros of internally generated assets (224 million euros in 2009). Further details are provided in the Note “Internally generated assets”.

Other changes in 2010 comprise 41 million euros as a result of the exit from the scope of consolidation of the BBNed group and the company Elettra, sold during the last few months of 2010.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates for the years 2010 and 2009:

Buildings (civil and industrial)	3.33%
Plant and equipment	3%-50%
Manufacturing and distribution equipment	20%
Ships	9%
Other	11%-33%

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2010 and 2009 can be summarized as follows:

	As of December 31, 2010
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	244	—	—	244
Buildings (civil and industrial)	1,755	(4)	(941)	810
Plant and equipment	62,765	(55)	(50,526)	12,184
Manufacturing and distribution equipment	300	(1)	(271)	28
Other	4,159	(2)	(3,367)	790
Construction in progress and advance payments	1,318	(1)	—	1,317

Total	70,541	(63)	(55,105)	15,373

	As of December 31, 2009
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	125	—	—	125
Buildings (civil and industrial)	1,348	(1)	(852)	495
Plant and equipment	60,736	(66)	(49,084)	11,586
Manufacturing and distribution equipment	306	(1)	(274)	31
Ships	143	(11)	(106)	26
Other	3,599	(8)	(2,970)	621
Construction in progress and advance payments	845	(12)	—	833

Total	67,102	(99)	(53,286)	13,717

The amounts in the table have been updated partly as a result of updating the allocation of the consideration paid for the acquisition of Intelig.

During 2010, accumulated impairment losses of tangible assets decreased owing to Telecom Italia S.p.A.’s disposal of some impaired assets, mainly switching systems.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Assets held under finance leases

Assets held under finance leases decreased 119 million euros compared to December 31, 2009. Details on the composition and movements during the year are as follows:

	As of December 31, 2008	Discontinued Operations(1)	Additions	Depreciation	Other changes	As of December 31, 2009
	(millions of euros)
Buildings (civil and industrial)	1,302	—	30	(109)	23	1,246
Plant and equipment	37	(37)	—	—	—	—
Aircraft	3	—	—	(3)	—	—
Other	16	—	3	(12)	—	7
Construction in progress and advance payments	52	—	26	—	(35)	43

Total	1,410	(37)	59	(124)	(12)	1,296

(1)	This refers to HanseNet Telekommunikation GmbH.

	As of December 31, 2009	Additions	Depreciation	Other changes	As of December 31, 2010
	(millions of euros)
Buildings (civil and industrial)	1,246	19	(109)	(32)	1,124
Other	7	10	(6)	—	11
Construction in progress and advance payments	43	30	—	(31)	42

Total	1,296	59	(115)	(63)	1,177

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2010 and 2009 can be summarized as follows:

	As of December 31, 2010
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,039	(27)	(888)	1,124
Aircraft	30	—	(30)	—
Other	79	—	(68)	11
Construction in progress and advance payments	42	—	—	42

Total	2,190	(27)	(986)	1,177

	As of December 31, 2009
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,068	(27)	(795)	1,246
Plant and equipment	—	—	—	—
Aircraft	30	—	(30)	—
Other	70	—	(63)	7
Construction in progress and advance payments	43	—	—	43

Total	2,211	(27)	(888)	1,296

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2010 and 2009, lease payments due in future years and their present value are as follows:

	As of December 31,
	2010		2009
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of euros)
Within 1 year	250	243	231	219
From 2 to 5 years	759	587	809	614
After 5 years	1,099	573	1,262	636

Total	2,108	1,403	2,302	1,469

	As of December 31,
	2010	2009
	(millions of euros)
Future minimum lease payments	2,108	2,302
Interest portion	(705)	(833)

Present value of lease payments	1,403	1,469

Finance lease liabilities	1,674	1,815
Financial receivables for lessors’ net investments	(271)	(346)

Total net finance lease liabilities	1,403	1,469

At December 31, 2010, the ISTAT revaluation of lease payments was about 25 million euros (about 24 million euros at December 31, 2009).

NOTE 7—OTHER NON-CURRENT ASSETS

Other non-current assets increased 1,089 million euros compared to December 31, 2009 and include:

	As of December 31,
	2010		2009
		Of which Financial Instruments IAS 39		Of which Financial Instruments IAS 39
	(millions of euros)
Investments accounted for using the equity method:
– Associates	84	—	351	—
– Joint ventures	1	—	84	—

	85	—	435	—

Other investments	43	43	53	53

Securities, financial receivables and other non-current financial assets:
– Securities other than investments	13	13	15	15
– Financial receivables and other non-current financial assets	1,850	1,850	1,104	1,104

	1,863	1,863	1,119	1,119
Miscellaneous receivables and other non-current assets:
– Miscellaneous receivables	417	249	385	280
– Medium/long-term prepaid expenses	517	—	508	—

	934	249	893	280

Deferred tax assets(*)	1,863	—	1,199	—

Total	4,788	2,155	3,699	1,452

(*)	Analyzed in the Note “Deferred tax assets and deferred tax liabilities”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Investments in associates accounted for using the equity method are detailed as follows:

	As of December 31, 2008	Investments	Sales and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2009
	(millions of euros)
EtecSA (Cuba)	313	—	—	(24)	—	289
Italtel group	39	—	—	—	(39)	—
Tiglio I	54	—	(7)	(10)	—	37
Tiglio II	4	3	—	(6)	—	1
Other	25	2	—	(3)	—	24

Total	435	5	(7)	(43)	(39)	351

	As of December 31, 2009	Investments	Sales and capital reimbursements	Valuation using the equity method	Reclassifications and other changes	As of December 31, 2010
	(millions of euros)
EtecSA (Cuba)	289	—	—	100	(389)	—
Italtel group	—	35	—	3	—	38
Tiglio I	37	—	—	(14)	—	23
Tiglio II	1	—	—	—	—	1
Other	24	1	(2)	—	(1)	22

Total	351	36	(2)	89	(390)	84

Investments in associates accounted for using the equity method increased 35 million euros as a result of the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, after which the investment was reclassified to associates since the total percentage interest held by the Telecom Italia Group—through ordinary and preferred shares—increased from 19.37% to 34.68%, with the concomitant modification of governance.

The investment in EtecSA (Cuba) was reclassified to Non-current assets held for sale. Consequently, the measurement of the investment includes the share of the result up to September 30, 2010 (54 million euros), exchange differences on translating foreign operations and an impairment reversal of 30 million euros up to the limit of the previously recorded impairment loss. The reversal was carried out in accordance with IFRS 5 following the agreements signed at the end of 2010 for the sale of the investment. The sale was finalized on January 31, 2011. Further details are provided in the Note “Events subsequent to December 31, 2010” to the Telecom Italia Group consolidated financial statements.

Other “Investments accounted for using the equity method” comprise the share of profits (losses) for the year and exchange differences on translating the financial statements of foreign operations. In particular, the principal effects on the separate consolidated financial statements in 2010 refer only to the share of the results for the year of Tiglio I (loss for 14 million euros).

Significant aggregate data for 2010 and 2009 relating to the principal associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The share of profits (losses) for the year refers, for consolidated groups, to the shares of the Parent and Non-controlling interests.

	As of December 31,
	2010	2009
	(millions of euros)
Total assets	463	613
Total liabilities	375	317
Revenues	251	178
Profits for the year	(21)	39

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Investments in joint ventures include the investment in Consorzio Tema Mobility. In 2009, this line item also included the 50% investment in Sofora Telecomunicaciones S.A..

Significant aggregate 2010 and 2009 data, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The share of profits (losses) for the year refers, for consolidated groups, to the shares of the Parent and Non-controlling interests.

	As of December 31,
	2010		2009
	Joint venture data	Telecom Italia Group’s share 50%	Joint venture data		Telecom Italia Group’s share 50%
	Consorzio Tema Mobility		Sofora group	Consorzio Tema Mobility
	(millions of euros)
Non-current assets	0.1	0.0	1,404.3	0.1	702.2
Current assets	1.3	0.7	668.6	0.8	334.7

Total assets	1.4	0.7	2,072.9	0.9	1,036.9

Non-current liabilities	0.5	0.3	381.6	—	190.8
Current liabilities	0.1	0.0	900.3	—	450.2

Total liabilities	0.6	0.3	1,281.9	—	641.0

Revenues			2,346.9	—	1,173.5
Operating profit			505.3	—	252.6
Profit before tax			410.4	—	205.2
Profit (loss) for the year			253.2	—	126.6
– Attributable to Non-controlling interests			188.7	—	94.4
– Attributable to owners of the Parent			64.5	—	32.2

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Other investments refer to the following:

	As of December 31, 2008	Investments	Sales and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2009
	(millions of euros)
Assicurazioni Generali	3	—	—	—	—	3
DAHLIA TV S.r.l	5	—	—	—	—	5
Fin. Priv	15	—	—	3	—	18
New Satellite Radio	7	—	—	—	(7)	—
Sia—SSB	11	—	—	—	—	11
Other	16	1	(1)	—	—	16

Total	57	1	(1)	3	(7)	53

	As of December 31, 2009	Investments	Sales and capital reimbursements	Valuation at fair value	Reclassifications and other changes	As of December 31, 2010
	(millions of euros)
Assicurazioni Generali	3	—	—	—	—	3
DAHLIA TV S.r.l..	5	3	—	—	(8)	—
Fin. Priv.	18	—	—	(4)	—	14
Sia—SSB	11	—	—	—	—	11
Other	16	—	—	—	(1)	15

Total	53	3	—	(4)	(9)	43

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial receivables and other non-current financial assets are composed as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Financial receivables for lessors’ net investments	199	228
Receivables from employees	45	54
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	1,524	792
Non-hedging derivatives	7	12
Other financial receivables	75	18

Total	1,850	1,104

Financial receivables for lessors’ net investments refer to:

•	Teleleasing lease contracts directly negotiated with customers and of which Telecom Italia is the guarantor;

•	medium/long-term portion of rent contracts, with the rendering of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables is as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Non-current portion	199	228
Current portion	72	118

Total	271	346

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component.

Additional information is provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to 934 million euros (893 million euros at December 31, 2009).

They include, among others:

•	the receivable from Aree Urbane, net of the provision for writedowns to adjust the receivable to estimated realizable value;

•	medium/long-term prepaid expenses of 517 million euros (508 million euros at December 31, 2009) relating to the deferral of costs in connection with the recognition of revenues.

NOTE 8—DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

The net balance is composed as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Deferred tax assets	1,863	1,199
Deferred tax liabilities	(1,027)	(198)

Total	836	1,001

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

	As of December 31,
	2010	2009
	(millions of euros)
Deferred tax assets	1,977	1,301
Deferred tax liabilities	(1,141)	(300)

Total	836	1,001

Based on recovery assumptions, it is estimated that such net balance will reverse by next year for about 512 million euros.

The change in deferred tax assets and liabilities is a negative 165 million euros and is due to:

•

utilizations and new accruals of deferred tax assets and liabilities which have given rise to a tax benefit in the income statement for the year ended December 31, 2010 (+710 million euros); in particular, the Brazil Business Unit (Tim Celular) has a tax benefit of about 700 million euros arising mainly from the recognition of deferred tax assets in connection with the recoverability of prior years tax loss carryforwards, which can be carried forward indefinitely, which became recoverable on the basis of estimated future taxable income;

•

inclusion in consolidation of deferred tax liabilities of the Sofora group (equal to -44 million euros) as well as the recognition of deferred tax liabilities due to the allocation of higher amounts as part of the business combination of the same Sofora group at the acquisition date (equal to about -763 million euros);

•	exchange rate differences and other changes (-68 million euros).

Pursuant to article 15 of Legislative Decree No. 185/2008, Italian entities had the option to realign the tax base of assets and liabilities recognized prior to January 1, 2008 and still existing at January 1, 2009 to their book basis upon making certain tax filings. Telecom Italia decided to utilize this opportunity and as a result, the net deductible temporary difference which existed as of January 1, 2009 in connection with these assets and liabilities was deducted in 2009 (and will be deducted on a straight-line basis through 2013) in determining our taxable profit. This represents a tax benefit which we will realize over the five year period of 2009-2013. As a consequence, net deferred tax assets relative to this tax credit, amounting to approximately 300 million euros, will be reversed, in accordance with the requirements of the tax law, on a straight-line basis by approximately 60 million euros per year. As of December 31, 2010 the unused tax credit amounts to approximately 193 million euros.

The temporary differences which make up this line item at December 31, 2010 and 2009 are the following:

	As of December 31,
	2010	2009
	(millions of euros)
Deferred tax assets:
• Derivatives	297	321
• Provision for bad debts	264	208
• Provisions for risks and charges	240	146
• Sale and leaseback transactions on properties	13	8
• Provision for pension fund integration (under Law No. 58/92)	39	73
• Tax loss carryforwards	659	104
• Capital grants	13	17
• Unrealized intra-group gains	7	10
• Taxed amortization and depreciation	147	118
• Unused tax credit (realignment, Leg. Decree 185/08)	193	246
• Other deferred tax assets	105	50

Total	1,977	1,301

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31,
	2010	2009
	(millions of euros)
Deferred tax liabilities:
• Derivatives	(152)	(97)
• Business combinations-for the part relating to the residual higher amounts	(836)	(63)
• Deferred gains	(4)	(19)
• Accelerated depreciation	(28)	(38)
• Discounting of provision for employee severance indemnities	(29)	(31)
• Bonds	(3)	(16)
• Other deferred tax liabilities	(89)	(36)

Total	(1,141)	(300)

Total net deferred tax assets (liabilities)	836	1,001

At December 31, 2010, the Group has unused tax loss carryforwards of 5,958 million euros, mainly referring to certain foreign companies such as the Tim Brasil group, the Lan Med group (former Latin American Nautilus group) and the companies Telecom Italia Sparkle Luxembourg, Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)
2011	170
2012	4
2013	—
2014	4
2015	15
Expiration after 2015	163
Without expiration	5,602

Total unused tax loss carryforwards	5,958

Tax loss carryforwards considered in the calculation of deferred tax assets amount to 2,025 million euros at December 31, 2010 (367 million euros at December 31, 2009) and mainly refer to the Tim Brasil group, the Lan Med group (former Latin American Nautilus group) and the company Telecom Italia International.

Instead, deferred tax assets of 1,197 million euros (1,686 million euros at December 31, 2009) have not been recognized on 3,933 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2010, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries and associates, in that their distribution or utilization is not foreseen, except for deferred taxes accrued within the Sofora group.

NOTE 9—INVENTORIES

Inventories decreased 21 million euros compared to December 31, 2009. The composition is as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Raw materials and supplies	3	7
Work in progress and semi-finished products	3	4
Finished goods	381	397

Total	387	408

Inventories particularly refer to Telecom Italia S.p.A. for 112 million euros (167 million euros at December 31, 2009), the companies in the Brazil Business Unit for 103 million euros (162 million euros at December 31, 2009) and the companies in the Sofora group (Argentina) for 88 million euros. They mainly consist of equipment, handsets and relative fixed-line and mobile telecommunications accessories.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Another 69 million euros (56 million euros at December 31, 2009) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

Inventories written down in 2010 total 5 million euros (29 million euros in 2009) and mainly refer to the adjustment to estimated realizable value of devices and fixed and mobile handsets for marketing.

No inventories are pledged as collateral.

NOTE 10—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased 343 million euros compared to December 31, 2009 and are composed of the following:

	As of December 31,
	2010		2009
		Of which Financial Instruments		Of which Financial Instruments
	(millions of euros)
Amounts due on construction contracts	36		25

Trade receivables:
• Receivables from customers	4,536	4,536	4,440	4,440
• Receivables from other telecommunication operators	1,870	1,870	1,673	1,673

	6,406	6,406	6,113	6,113

Miscellaneous receivables and other current assets:
• Other receivables	873	280	914	247
• Trade and miscellaneous prepaid expenses	475	—	395	—

	1,348	280	1,309	247

Total	7,790	6,686	7,447	6,360

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The ageing of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2010 and December 31, 2009 is as follows:

			Overdue
	As of December 31, 2010	Current	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	6,686	4,598	980	200	178	730

			Overdue
	As of December 31, 2009	Current	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	6,360	4,862	467	201	218	612

The increase in receivables overdue “more than 365 days” compared to December 31, 2009 is mainly due to longer collection times on credit positions considered to be without risk in terms of collectibility.

Trade receivables amount to a 6,406 million euros (6,113 million euros at December 31, 2009) and are net of the provision for bad debts of 876 million euros (989 million euros at December 31, 2009).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Trade receivables specifically refer to Telecom Italia S.p.A. (4,178 million euros), the Brazil Business Unit (1,243 million euros) and the Sofora—Telecom Argentina group (461 million euros).

Trade receivables include 29 million euros (26 million euros at December 31, 2009) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use—IRU.

Movements in the provision for bad debts are as follows:

	2010	2009
	(millions of euros)
At January 1	989	828
Discontinued operations	—	(48)
Provision charges to the income statement	339	449
Utilization	(509)	(434)
Change in the Sofora group area (Argentina)	29	—
Exchange differences and other changes	28	194

At December 31	876	989

The provision for bad debts refers to writedowns of individual receivables for 420 million euros (461 million euros at December 31, 2009) and overall writedowns for 456 million euros (528 million euros at December 31, 2009).

Accruals to the provision for bad debts are recorded for an exact amount on credit positions that present an element of individual risk. Instead, on credit positions that do not present such characteristics, accruals are recorded by customer segment on the basis of the average uncollectibility estimated on the basis of statistics.

Other receivables amount to 873 million euros (914 million euros at December 31, 2009) and are net of a provision for bad debts of 84 million euros (74 million euros at December 31, 2009). Details are as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Advances to suppliers	46	72
Receivables from employees	27	27
Tax receivables	346	378
Sundry receivables	454	437

Total	873	914

Sundry receivables mainly include:

•	receivables from factoring companies for 70 million euros, of which 53 million euros is from Mediofactoring, a company of Banca Intesa group and 17 million euros from other factoring companies;

•	receivable for the Italian Universal Service (53 million euros);

•	receivables from the Italian state and the European Union (36 million euros) for grants regarding research and training projects.

Trade and miscellaneous prepaid expenses mainly pertain to building leases, rentals and maintenance payments as well as the deferral of costs referring to the recognition of revenues. Trade prepaid expenses particularly include 392 million euros of the Parent (property leases for 103 million, rent and maintenance payments for 58 million euros, insurance premiums for 15 million euros and the deferral of costs relating to the recognition of revenues pursuant to IAS 18 for 207 million euros).

NOTE 11—CURRENT INCOME TAX RECEIVABLES

Current income tax receivables amount to 132 million euros (79 million euros at December 31, 2009) and mainly include the receivables of the Tim Brasil group companies (111 million euros), as well as IRES and IRAP taxes paid in 2010 by Telecom Italia Sparkle in excess of the current IRES and IRAP taxes due (9 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 12—INVESTMENTS (CURRENT ASSETS)

On November 5, 2010, a settlement agreement was reached between the Telecom Italia Group (through the subsidiary ETI—Euro Telecom International NV) and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by ETI in Entel. Under the agreement, the Telecom Italia Group was paid an amount of 71 million euros. The effect on the separate consolidated income statement is a positive 29 million euros, net of incidental charges. The parties have also relinquished their respective claims regarding ETI’s investment in Entel.

NOTE 13—SECURITIES OTHER THAN INVESTMENTS (CURRENT ASSETS)

Securities other than investments (current assets) decreased 527 million euros compared to December 31, 2009. The composition is as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Available-for-sale financial assets:
• Listed securities other than investments available for sale, due after 3 months	1,316	1,093
Financial assets at fair value through profit or loss:
• Listed securities other than investments held for trading	—	750

Total	1,316	1,843

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

“Listed securities other than investments available-for-sale, due after three months” include 1,159 million euros of Italian Treasury Bills (with an A rating by S&P’s) and 149 million euros of bonds with at least a BBB+ rating with different maturity dates, all actively traded, therefore, readily convertible into cash.

NOTE 14—FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS

Financial receivables and other current financial assets decreased 665 million euros compared to December 31, 2009. Details are as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Financial receivables for lessors’ net investments	72	118
Receivables from employees	16	9
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	335	310
Non hedging derivatives	4	20
Other short-term financial receivables	11	646

Total	438	1,103

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Financial receivables for lessors’ net investments refer to:

•	Teleleasing lease contracts directly negotiated with customers and of which Telecom Italia is the guarantor;

•	Short-term portion of rent contracts, with the rendering of accessory services under the “full rent” formula.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts. Further details are provided in the Note “Derivatives”.

NOTE 15—CASH AND CASH EQUIVALENTS

Cash and cash equivalents increased 22 million euros compared to December 31, 2009. Details are as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Liquid assets with banks, financial institutions and post offices	4,264	4,613
Checks, cash and other receivables and deposits for cash flexibility	3	1
Securities other than investments (due within 3 months)	1,259	890

Total	5,526	5,504

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The different technical forms used for the investment of liquidity as of December 31, 2010 can be analyzed as follows:

•	maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least A- with regard to Europe and with leading local counterparts relating to investments in South America;

•	country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) include 215 million euros (20 million euros at December 31, 2009) of euro commercial paper, maturing within 3 months, with an A- rating of the issuer by S&P’s, and 1,028 million euros (857 million euros at December 31, 2009) of Brazilian certificates of deposit (Certificado de Depósito Bancário) with maturities within 3 months, from leading local banking and financial institutions.

NOTE 16—DISCONTINUED OPERATIONS/NON—CURRENT ASSETS HELD FOR SALE

The investment in EtecSA (Cuba) was classified in Non-current assets held for sale. The sale was finalized on January 31, 2001. Further details are provided in the Note “Events subsequent to December 31, 2010” to the Telecom Italia Group consolidated financial statements.

The BBNed group and the company Elettra, which in the half-year financial report at June 30, 2010 of the Telecom Italia Group had been considered disposal groups, were sold on October 5, and September 30, 2010, respectively.

At December 31, 2009, the financial position, economic and cash flow figures of HanseNet Telekommunication GmbH, sold in the first quarter of 2010, was reclassified to “Discontinued operations/Non-current assets held for sale”.

Disposals in 2010

HanseNet Telekommunikation GmbH

On February 16, 2010, the disposal of HanseNet Telekommunikation GmbH to the Telefónica group was finalized after having obtained the necessary authorizations from the competent authorities. HanseNet is an operator in the retail broadband market in Germany and a wholly-owned subsidiary of Telecom Italia S.p.A. through its holding Telecom Italia Deutschland Holding GmbH. The consideration received on the sale was based on an Enterprise Value of 900 million euros.

The estimated economic impact of the sale, based on an enterprise value, had been recorded in full in the consolidated financial statements at December 31, 2009. Specifically, the transaction had produced a negative impact on the 2009 consolidated net result of 597 million euros, including the goodwill impairment loss on the company for 558 million euros. In 2010, a further provision charge was recorded for 5 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The transaction was described in detail in the consolidated financial statements at December 31, 2009 of the Telecom Italia Group to which reference can be made for additional information.

BBNed group

On October 5, 2010, consistently with course of action focusing on the core markets and after obtaining authorization from the competent authorities, the investment in the BBNed group (provider of fixed line services in the Netherlands), consisting of the parent, BBNed N.V., and its two subsidiaries, BBeyond B.V. and InterNLnet B.V. was sold to the company Tele 2 AB. The consideration received on the sale was 47 million euros, inclusive of the net financial debt sold.

Elettra

On September 30, 2010, Telecom Italia Sparkle, in line with the objective of the Parent to reposition itself on the core businesses, sold the investment held in Elettra, a company operating in the sector of surveying, laying and maintaining submarine telecommunications cables and in the sectors of energy and oil&gas, to Atlas Services Belgium S.A.. The total proceeds received on the sale was 35 million euros, inclusive of the proceeds on the sale of one of ships owned by the company and the subsequent sale of the investment itself, net of the relative cash sold.

***

In the consolidated statement of financial position at December 31, 2010, “Discontinued operations/Non-current assets held for sale” includes the value of the investment in EtecSA (Cuba) for an amount of 389 million euros. In 2009, “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” referred solely to HanseNet:

	Year ended December 31,
	2010	2009
	(millions of euros)
Discontinued operations/non-current assets held for sale
Of financial nature	—	81
Of non financial nature	389	1,152

Total	389	1,233

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
Of financial nature	—	659
Of non financial nature	—	308

Total	—	967

Financial assets are detailed as follows:

	Year ended December 31,
	2010	2009
	(millions of euros)
Current financial assets	—	81

Total	—	81

Non financial assets are detailed as follows:

	Year ended December 31,
	2010	2009
	(millions of euros)
Non current assets	389	980
Current assets	—	172

Total	389	1,152

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The liabilities of a financial nature are detailed as follows:

	Year ended December 31,
	2010	2009
	(millions of euros)
Non current financial liabilities	—	203
Current financial assets	—	456

Total	—	659

The liabilities of a non-financial nature are detailed as follows:

	Year ended December 31,
	2010	2009
	(millions of euros)
Non current liabilities	—	39
Current liabilities	—	269

Total	—	308

***

The impact of the components of “Discontinued operations/Non-current assets held for sale” on the separate consolidated income statement are as follows:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Economic impact of components of Discontinued operations/Non-current assets held for sale on separate consolidated income statement:
Revenues		—	1,161	1,500
Other income		—	2	24
Operating expenses		—	(898)	(1,330)
Depreciation and amortization, capital gains/losses and impairment losses on non-current assets		—	(271)	(346)
Impairment loss on Hansenet goodwill		—	(558)	(21)

Operating profit		—	(564)	(173)
Finance income (expenses)		—	(24)	(61)

Profit (loss) before taxes from Discontinued operations/Non-current assets held for sale		—	(588)	(234)
Income tax expense		—	7	36

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A)	—	(581)	(198)

Economic effect on the selling companies:
Net gains in connection with the sale of Liberty Surf		—	—	160
Accruals made in respect of Discontinued operations/Non-current assets held for sale		(7)	(41)	(1)

	(B)	(7)	(41)	159

Profit (loss) from Discontinued operation/Non-current assets held for sale	(A+B)	(7)	(622)	(39)

Since EtecSA (Cuba) does not constitute an important autonomous business segment, the impact connected with the measurement of the investment was not shown separately in the separate consolidated income statement.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The economic impact on the separate consolidated income statement refers to the following companies sold:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Hansenet	(5)	(620)	(10)
Tim Hellas	—	—	(1)
Liberty Surf Group	—	—	(28)
Buffetti Group	(2)	(2)	—

Operating profit	(7)	(622)	(39)

***

In the statement of cash flows, cash flows relating to “Discontinued operations/Non-current assets held for sale” in 2009 referred exclusively to HanseNet, as follows:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Cash flows from operating activities	—	211	6
Cash flows from investing activities	—	(144)	(379)
Cash flows from financing activities	—	(6)	332

Total	—	61	(41)

NOTE 17—EQUITY

Equity includes:

	As of December 31,
	2010	2009
	(millions of euros)
Equity attributable to owners of the Parent	28,819	25,952
Equity attributable to Non-controlling interests	3,791	1,168

Total	32,610	27,120

The composition of the Equity attributable to owners of the Parent is the following:

	As of December 31,
	2010	2009
	(millions of euros)
Share capital (net of trasury shares held by the Group)	10,600	10,585
Paid-in capital	1,697	1,689
Sundry reserves and retained earnings (accumulated losses), including profit for the year(*)	16,522	13,678

Total	28,819	25,952

(*) of which:

– Reserve for available-for-sale financial assets	(7)	(4)
– Reserve for cash flow hedges	(284)	(494)
– Reserve for exchange differences on translating foreign operations	1,401	983
– Other gains (losses) of associates and joint ventures accounted for using the equity method	(1)	(110)
– Other reserves and retained earnings (accumulated losses), including profit for the year	15,413	13,303

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The movements in share capital during 2010, 2009 and 2008 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2007 and December 31, 2008

	Shares as of December 31, 2007	Shares issued following bond conversion/ Purchase of treasury shares	Shares as of December 31, 2008	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,776,313	19,160	13,380,795,473	68.95%
Less: Treasury Shares (b)	(125,816,387)	(25,000,000)	(150,816,387)

Outstanding Ordinary Shares (c)	13,254,959,926	(24,980,840)	13,229,979,086

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661	31.05%

Total shares issued by Telecom Italia S.p.A. (a+d)	19,406,896,974	19,160	19,406,916,134	100.00%

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,281,080,587	(24,980,840)	19,256,099,747

Reconciliation between the number of outstanding shares at December 31, 2008 and December 31, 2009

	Shares as of December 31, 2008	Shares issued following bond conversion/ Purchase of treasury shares	Shares as of December 31, 2009	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,795,473	111,466	13,380,906,939	68.95%
Less: Treasury Shares (b)	(150,816,387)	(11,400,000)	(162,216,387)

Outstanding Ordinary Shares (c)	13,229,979,086	(11,288,534)	13,218,690,552

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661	31.05%

Total shares issued by Telecom Italia S.p.A. (a+d)	19,406,916,134	111,466	19,407,027,600	100.00%

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,256,099,747	(11,288,534)	19,244,811,213

Reconciliation between the number of outstanding shares at December 31, 2009 and December 31, 2010

	Shares as of December 31, 2009	Shares issued for plans destined for employees	Shares as of December 31, 2010	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,906,939	27,056,139	13,407,963,078	68.99%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Outstanding Ordinary Shares (c)	13,218,690,552	27,056,139	13,245,746,691

Issued and Outstanding Savings Shares (d)	6,026,120,661	—	6,026,120,661	31.01%

Total shares issued by Telecom Italia S.p.A. (a+d)	19,407,027,600	27,056,139	19,434,083,739	100.00%

Total shares of Telecom Italia S.p.A. outstanding (c+d)	19,244,811,213	27,056,139	19,271,867,352

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2007 and December 31, 2008

	Share capital as of December 31, 2007	Change in share capital as a result of treasury share buybacks	Share capital as of December 31, 2008
	(millions of euros)
Ordinary Shares issued (a)	7,360	—	7,360
Less: Treasury Shares (b)	(69)	(14)	(83)

Outstanding Ordinary Shares (c)	7,291	(14)	7,277

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share capital issued by Telecom Italia S.p.A. (a+d).	10,674	—	10,674

Telecom Italia S.p.A. total outstanding share capital (c+d) .	10,605	(14)	10,591

Reconciliation between the value of the outstanding shares as of December 31, 2008 and December 31, 2009

	Share capital as of December 31, 2008	Change in share capital as a result of treasury share buybacks	Share capital as of December 31, 2009
	(millions of euros)
Ordinary Shares issued (a)	7,360	—	7,360
Less: Treasury Shares (b)	(83)	(6)	(89)

Outstanding Ordinary Shares (c)	7,277	(6)	7,271

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share capital issued by Telecom Italia S.p.A. (a+d).	10,674	—	10,674

Telecom Italia S.p.A. total outstanding share capital (c+d) .	10,591	(6)	10,585

Reconciliation between the value of the outstanding shares as of December 31, 2009 and December 31, 2010

	Share capital as of December 31, 2009	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2010
	(millions of euros)
Ordinary Shares issued (a)	7,360	15	7,375
Less: Treasury Shares (b)	(89)	—	(89)

Outstanding Ordinary Shares (c)	7,271	15	7,286

Issued and Outstanding Savings Shares (d)	3,314	—	3,314

Total share capital issued by Telecom Italia S.p.A. (a+d).	10,674	15	10,689

Telecom Italia S.p.A. total outstanding share capital (c+d) .	10,585	15	10,600

Share capital increased 15 million euros due to the effect of the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the Telecom Italia S.p.A. shareholders’ meeting held on April 29, 2010.

Further details are provided in the following paragraphs and in the Note “Equity compensation plans”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The total amount of ordinary treasury shares at December 31, 2010 is 508 million euros and recorded as follows: the part relating to par value (89 million euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves.

***

SHARE CAPITAL INFORMATION

The Telecom Italia S.p.A. ordinary and savings shares are listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an efficient access to external sources of financing (taking advantage of the best opportunities offered in the euro, U.S. dollar and Pound sterling financial markets to minimize costs), taking care to minimize the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting which meets to approve the annual financial statements based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

RIGHTS OF SAVINGS SHARES

The rights of savings shares are indicated below:

•

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

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

•	upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital for the entire par value;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

***

Paid-in capital totals 1,697 million euros, increasing 8 million euros compared to December 31, 2009 following the capital increase to service the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the Telecom Italia S.p.A. shareholders’ meeting held on April 29, 2010.

Other reserves and retained earnings (accumulated losses), including profit for the year comprise:

•

The Reserve for available-for-sale financial assets shows a negative balance of 7 million euros at December 31, 2010, decreasing 3 million euros compared to December 31, 2009. It includes unrealized losses relating to the investment in Assicurazioni Generali (-2 million euros) and the investment in Fin.Priv. (-1 million euros) by the Parent, as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (-13 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, (9 million euros). This reserve is expressed net of deferred tax liabilities of 3 million euros (at December 31, 2009, it was expressed net of deferred tax liabilities of 2 million euros).

•

The Reserve for cash flow hedges shows a negative balance of 284 million euros at December 31, 2010, increasing 210 million euros compared to December 31, 2009. This reserve is expressed net of deferred tax assets of 106 million euros (at December 31, 2009, it was expressed net of deferred tax liabilities of 183 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements.

•

The Reserve for exchange differences on translating foreign operations shows a positive balance of 1,401 million euros at December 31, 2010, increasing 418 million euros compared to December 31, 2009. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit and in the Argentina Business Unit; starting from the end of 2010, the reserve also includes the negative portion relating to the investment in EtecSA (Cuba) previously included in “Other gains (losses) of associates and joint ventures accounted for using the equity method”.

•

Other gains (losses) of associates and joint ventures accounted for using the equity method show a negative balance of 1 million euros at December 31, 2010, increasing 109 million euros compared to December 31, 2009, mainly as a result of the reclassification to the “Reserve for exchange differences on translating foreign operations” of the reserve for negative exchange differences relating to the investment in EtecSA (Cuba) which was classified in Non-current assets held for sale.

•

Other reserves and retained earnings (accumulated losses), including profit for the year amount to 15,413 million euros, increasing 2,110 million euros compared to December 31, 2009. The change is mainly due to the sum of the following:

–	dividends of 1,029 million euros (1,029 million euros in 2009);

–	the profit for the year attributable to owners of the Parent, equal to 3,121 million euros (1,581 million euros in 2009).

Equity attributable to Non-controlling interests amounts to 3,791 million euros, increasing 2,623 million euros compared to December 31, 2009, and is represented by the sum of:

•	dividends (-135 million euros);

•	the profit for the year attributable to Non-controlling interests of +451 million euros (+15 million euros in 2009);

•	the positive change in the “Reserve for exchange differences on translating foreign operations” (+262 million euros);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the positive effect of the consolidation of companies in the Argentina Business Unit for +2,003 million euros;

•	the positive effect of the Telecom Italia Media capital transaction for +44 million euros.

The line item consists principally of the equity attributable to the Non-controlling interests referring mainly to the companies in the Brazil Business Unit, the Argentina Business Unit and the Media Business Unit.

FUTURE POTENTIAL CHANGES IN SHARE CAPITAL

The following table shows the future potential changes in share capital on the basis of the options of the stock option plans and other compensation plans still outstanding at December 31, 2010:

	Number of maximum shares issuable		Nominal value (thousands of euros)		Paid-in capital (thousands of euros)		Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
Broad-based Employee Share Ownership Plan 2010-2014 (bonus capital increase)	9,018,713		4,960		—		—
“Long Term Incentive Plan 2010-2015” (reserved capital increase)	n.a. (*	)	5,000 (*	)	n.a. (*	)	n.a. (*	)
“Long Term Incentive Plan 2010-2015” (bonus capital increase)	n.a. (**	)	5,000 (**	)	— —		— —
Shareholders’ resolution of April 8, 2009	1,600,000,000		880,000		n.a.		n.a.

Total additional capital increases not yet approved (ordinary shares)			894,960

(*)

A number of ordinary shares can be issued that can be subscribed for a total maximum equivalent amount (including paid-in capital) of 5,000,000 euros, with the subscription price determined by the board of directors.

(**)	A number of ordinary shares can be issued for the number needed to assign a bonus share for every share subscribed, up to a maximum amount of 5,000,000 euros.

Further details on Stock option plans are provided in the Note “Equity compensation plans”.

With regard to the additional capital increases not yet approved, the following is noted.

The shareholders’ meeting held on April 29, 2010 granted the directors the right to increase share capital for five years from April 29, 2010 as follows:

•

to service the “Broad-based Employee Share Ownership Plan 2010-2014”, as approved by the shareholders’ meeting held on April 29, 2010, (i) against payment, through the issue of a maximum of 31,000,000 new ordinary shares of par value 0.55 euros each, and thus for a par value not in excess of 17,050,000 euros, with normal dividend rights, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, to be offered for subscription to the employees who are beneficiaries under the “Broad-based Employee Share Ownership Plan 2010-2014”, and subsequently (ii) for a maximum amount of 5,683,333.15 euros through distribution of a corresponding maximum amount of profits in accordance with art. 2349 of the Italian Civil Code, with the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, in the number necessary to allot a bonus share for every three shares subscribed to against payment as above by the employees who are beneficiaries of the “Employee Stock Ownership Plan 2010-2014” subject to meeting the conditions within the timeframe and according to the manner established therein;

•

to service the “Long Term Incentive Plan 2010-2015”, as approved by the shareholders’ meeting held on April 29, 2010, (i) against payment, through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,000,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, to be offered for subscription to the employees who are beneficiaries

Consolidated Financial Statements	Notes To Consolidated Financial Statements

under the “Long Term Incentive Plan 2010-2015”, and subsequently (ii) for a maximum amount of 5,000,000 euros through distribution of a corresponding maximum amount of profits in accordance with art. 2349 of the Italian Civil Code, with the issue of new ordinary shares for a par value of 0.55 euros each, with normal dividend rights, in the number necessary to allot a bonus share for every share subscribed to against payment as above by the employees who are beneficiaries of the “Long Term Incentive Plan 2010-2015” subject to meeting the conditions within the timeframe and according to the manner established therein.

As regard the share capital increase against payment, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Broad-based Employee Share Ownership Plan 2010-2014” and the “Long Term Incentive Plan 2010-2015” and shall also fix the period for their subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

In reference to the “Broad-based Employee Share Ownership Plan 2010-2014”, on May 6, 2010, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 29, 2010, passed a resolution to increase against payment, divisible, pursuant to art. 2443 of the Italian Civil Code and according to the provisions of art. 2441, paragraph 8 of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, share capital for a maximum par value of 17,050,000 euros, through the issue of a maximum of 31,000,000 new ordinary shares of par value 0.55 euros each, at an issue price equal to the average market prices of the last month preceding the offering discounted by 10%, to be reserved for subscription by beneficiaries of the “Broad-based Employee Share Ownership Plan 2010-2014”, establishing that, where the share capital has not been fully subscribed to by the end of the offering period, in any case not later than September 30, 2010, the capital shall be increased for an amount equal to the subscriptions received by that date.

On June 16, 2010, the criteria for the calculation of the subscription price and the subscription period were defined.

The subscription price was defined as the arithmetic mean of the share trading prices of the Company’s ordinary shares recorded between May 25, 2010 and June 25, 2010 on the Mercato Telematico Azionario (Electronic Stock Market) organized and operated by Borsa Italiana S.p.A.. It was calculated using as the divisor only the days which refer to the listed prices taken as the basis for the calculation, discounted by 10%, up to the second digit after the decimal point (hundredths of a euro).

The precise subscription price, equal to 0.84 euros per share, was communicated by means of a notice published on the Group intranet on the evening of June 25, 2010.

The subscription period for the discounted offer of ordinary shares went from June 28, to July 9, 2010 and, following this operation, 27,056,139 ordinary shares were issued on July 29, 2010, bringing the total number of Telecom Italia ordinary shares issued to 13,407,963,078. Accordingly, at that date, the maximum quantity of shares issuable with the relative bonus share capital increase went from 10,333,333 to 9,018,713 ordinary shares, for a par value equal to 4,960 thousand euros.

The shareholders’ meeting held on April 8, 2009 granted the directors the power (which, to date, has not been exercised), for a maximum period of five years beginning April 8, 2009, to increase against payment, at one or more times, share capital for a maximum nominal amount of 880,000,000 euros, through the issue, with or without paid-in capital, of a maximum of 1,600,000,000 ordinary shares of par value 0.55 euros each:

(i)	to be offered as option rights to those entitled in whole or in part,

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, paragraph 2, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall fix the subscription price (including any paid-in-capital) and establish a specific period for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to within that period set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to end of that period.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors of Telecom Italia S.p.A. has the right to issue, at one or more times and for five years, starting April 8, 2009, bonds convertible into ordinary shares, to be offered as option rights to those entitled, for a maximum nominal amount of 1,000,000,000 euros.

As of the date of December 31, 2010, Telecom Italia S.p.A. holds 37,672,014 treasury shares, of which 25,000,000 were purchased to service the plan for granting bonus Telecom Italia S.p.A. ordinary shares to resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries (“Performance Share Granting Plan”), as part of the first tranche of the treasury share buyback program announced on August 8, 2008, and of which 11,400,000 ordinary shares were purchased to service the stock option plan reserved for executive officers of Telecom Italia S.p.A., “Stock Option Plan Top 2008”, as part of the second tranche of the same treasury share buyback program.

As of the date of December 31, 2010, the Telecom Italia Group holds 162,216,387 treasury shares, of which 37,672,014 are held through the Parent, and 124,544,373 through Telecom Italia Finance.

With regard to these latter shares, when the bankruptcy of the Lehman Brothers group was announced, 99,936,853 Telecom Italia S.p.A. ordinary shares were held in custody with Lehman Brothers International Europe (“LBIE”) according to the provisions of a custody contract. Owing to the complexity of the wind-up procedure, only on April 28, 2010 were these shares returned by LBIE to Telecom Italia Finance, with the payment of a fee of 0.75% of the value of the assets for 0.8 million euros. During the same month of April 2010, also collected were the dividends distributed during 2009, relating to the same shares, for a gross amount of 5 million euros, subjected to withholding taxes.

***

On the basis of the motion put forward by the board of directors’ meeting held on February 24, 2011, the profit for the year 2010 shown in the financial statements of the Parent, Telecom Italia S.p.A. shall be appropriated as dividends in the amount of 1,192 million euros for distribution to the shareholders as follows:

•	0.058 euro for each ordinary share,

•	0.069 euro for each savings share,

gross of withholding as established by law; undistributed profit will be appropriated to retained earnings.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 18—FINANCIAL LIABILITIES (CURRENT AND NON-CURRENT)

Financial liabilities are composed as follows:

			As of December 31,
			2010	2009
			(millions of euros)
Financial payables (medium/long-term):
• Bonds			24,589	26,369

			24,589	26,369
• Amounts due to banks			5,501	5,308
• Other financial payables			503	431

			30,593	32,108
Finance lease liabilities (medium/long-term)			1,442	1,565
Other financial liabilities (medium/long-term):
• Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			2,238	3,075
• Non-hedging derivatives			74	45
• Other liabilities			1	4

			2,313	3,124

Total non current financial liabilities	(A)		34,348	36,797

Financial payables (short-term):
• Bonds			4,989	3,086
• Convertible bonds			—	581

			4,989	3,667
• Amounts due to banks			873	2,246
• Other financial payables			517	311

			6,379	6,224
Finance lease liabilities (short term)			232	250
Other financial liabilities (short-term):
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			269	442
• Non-hedging derivatives			2	24
• Deferred income			—	1

			271	467
Total current financial liabilities	(B)		6,882	6,941

Financial liabilities directly associated with Discontinued operations/Non current assets held for sale	(C)		—	659

Total financial liabilities	(D)=(A+B+C	)	41,230	44,397

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Bonds are composed as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Non-current portion	24,589	26,369
Current portion	4,989	3,086

Total carrying amounts	29,578	29,455
Fair value adjustment and measurement at amortized cost	(1,249)	(923)

Total nominal repayment amount	28,329	28,532

The nominal repayment amount totals 28,329 million euros, decreasing 203 million euros compared to December 31, 2009 (28,532 million euros): although the repayments were higher than the amount of new issues, the basic stability of the nominal amount of the bonds is due to their valuation at different exchange rates (mostly the USD/euro). This phenomenon shows the opposite sign under “Hedging derivatives”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount in original currency (million)	Nominal repayment amount in Euro (million)	Coupon	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2010 (%)	Market value as of December 31, 2010 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	750	750	4.500%	01/29/2004	01/28/2011	99.560	100.226	752
Euro	1,250	1,250	6.250%	02/01/2002	02/01/2012	98.952	104.448	1,306
Euro	1,000	1,000	3 month Euribor + 0.53%	12/06/2005	12/06/2012	100	98.503	985
Euro	650	650	6.750%	03/19/2009	03/21/2013	99.574	108.150	703
Euro	500	500	3 month Euribor + 0.63%	07/19/2007	07/19/2013	100	97.478	487
Euro	500	500	7.875%	01/22/2009	01/22/2014	99.728	113.171	566
Euro	673	673	4.750%	05/19/2006	05/19/2014	99.156	104.453	703
Euro	120	120	3 month Euribor + 0.66%	11/23/2004	11/23/2015	100	93.977	113
GBP	500	581	5.625%	06/29/2005	12/29/2015	99.878	101.143	588
Euro	850	850	8.250%	03/19/2009	03/21/2016	99.740	117.309	997
Euro	400	400	3 month Euribor + 0.79%	06/07/2007	06/07/2016	100	92.925	372
GBP	750	871	7.375%	05/26/2009	12/15/2017	99.608	108.723	947
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.070	103.301	1,291
GBP	850	988	6.375%	06/24/2004	06/24/2019	98.850	99.630	984
Euro	305	305	6 month Euribor + (base 365)	01/01/2002	01/01/2022	100	100	305
Euro	1,250	1,250	5.25%	02/10/2010	02/10/2022	99.295	96.577	1,207
GBP	400	465	5.875%	05/19/2006	05/19/2023	99.622	91.971	427
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667	75.269	504

Sub-Total		13,073						13,237

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,884	1,884	(a) 7.500%	04/20/2001	04/20/2011	99.214	101.663	1,915
Euro	108	108	3 month Euribor +1.30%	03/12/2010	03/14/2012	100	100.268	108
Euro	1,000	1,000	7.250%	04/24/2002	04/24/2012	101.651(*)	106.593	1,066
Euro	850	850	6.875%	01/24/2003	01/24/2013	99.332	107.891	917
JPY	20,000	184	3.550%	04/22/2002	05/14/2032	99.250	99.937	184
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	109.646(*)	106.898	1,085

Sub-Total		5,041						5,275

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	400	299	3 month US Libor +0.48%	09/28/2005	02/01/2011	100	99.997	299
USD	850	636	3 month US Libor +0.61%	07/18/2006	07/18/2011	100	100.034	636
USD	750	561	6.200%	07/18/2006	07/18/2011	99.826	102.338	574
USD	2,000	1,497	5.250%	10/29/2003	11/15/2013	99.742	103.924	1,556
USD	1,000	748.4	6.175%	06/18/2009	06/18/2014	100	106.270	795
USD	1,250	935	4.950%	10/06/2004	09/30/2014	99.651	101.891	953
USD	1,400	1,048	5.250%	09/28/2005	10/01/2015	99.370	102.125	1,070
USD	1,000	748.4	6.999%	06/04/2008	06/04/2018	100	107.102	802
USD	1,000	748.4	7.175%	06/18/2009	06/18/2019	100	108.023	808
USD	1,000	748.4	6.375%	10/29/2003	11/15/2033	99.558	85.860	643
USD	1,000	748.4	6.000%	10/06/2004	09/30/2034	99.081	81.940	613
USD	1,000	748.4	7.200%	07/18/2006	07/18/2036	99.440	93.626	701
USD	1,000	748.4	7.721%	06/04/2008	06/04/2038	100	98.677	738

Sub-Total		10,215						10,188

Total		28,329						28,700

Note	(a): See the following paragraph “Mechanism describing how coupons change on step-up/step-down bonds”.

(*)	Weighted average issue price for bonds issued with more than one tranche.

(**)

The fair value of the above-listed bonds represents their market value. Using the same measurement method as in 2009—or excluding the Telecom Italia credit quality component—the fair value of such instruments would be 4,719 million euros higher (5,090 million euros at the nominal repayment amount).

The regulations and/or Offering Circulars relating to the notes/bonds described above are available on the corporate website http://www.telecomitalia.com.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the changes in bonds during 2010:

New issues	Currency	Amount in original currency (million)	Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes 3-month Euribor + 1.3% maturing 14/03/2012(*)	Euro	107.715	03/12/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% maturing 2/10/2022	Euro	1,250	02/10/2010

(*)

These bonds were issued as a result of the contract terms established by the existing bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and were reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds were issued on March 12, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

Repayments	Currency	Amount in original currency (million)	Repayment date
Telecom Italia Capital S.A., 4.875%, 700 million USD, guaranteed by Telecomi Italia S.p.A.	USD	700	10/01/2010
Telecom Italia Finance S.A., Floating Rates Notes, 138.83 million euros, 3 month Euribor + 1.30%(*)	Euro	138.83	06/14/2010
Telecom Italia S.p.A. Floating Rates Notes, 796 million euros, 3 month Euribor + 0.20%(**)	Euro	796	06/07/2010
Telecom Italia Capital S.A. 4%, 1,250 million USD, guaranteed by Telecom Italia S.p.A.	USD	1,250	01/15/2010
Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with repayment premium	Euro	574	01/01/2010

(*)

These bonds were repaid as a result of the contract terms established by the existing bonds denominated “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the Company in 2009. Under the Terms and Conditions, the holders of the bonds for a nominal amount of 31,115,000 euros waived their right to extend the bonds’ maturity to 2012 and have been reimbursed for that amount on June 14, 2010. For the remaining amount of 107,715,000 euros, bonds have been issued on March 14, 2010 denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(**)	Net of 54 million euros bought back by the company during 2009.

Buybacks	Currency	Amount in original currency (million)	Buyback period
Telecom Italia Finance S.A., 1,884 million euros 7.50%, maturing April 2011(*)	Euro	113.432	January – May 2010

(*)	In October 2009, an amount of 2.683 million euros was already bought back. The total amount bought back in 2009 and 2010 is therefore 116.115 million euros.

Mechanism describing how coupons change on step-up/step-down notes/bonds in relation to a change in the rating

TI Finance S.A. bonds—“Euro Notes”: 1,884 million euros, 7.50% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and Standard&Poor’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or the spread above the Euribor in the case of floating-rate securities) by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon in progress at that particular time.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, the coupon has not been increased since 2008, when the rate was set at 7.50%.

Changes in Telecom Italia’s ratings

During the course of 2010, the three rating agencies—Standard & Poor’s, Moody’s and Fitch Ratings—confirmed their ratings of Telecom Italia.

S&P’s		Moody’s		Fitch Ratings
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB	Stable	Baa2	Stable	BBB	Stable

Convertible bonds

As established in the Regulations, bond conversions requests have been regularly presented during the bond period, starting from January 22, 2002 up to December 15, 2009, and the relative shares were issued at the established dates. Specifically, the shares relating to the last bond conversion requests received between December 1, and December 15, 2009 were made available to those entitled on December 30, 2009. The remaining 484,600,157 bonds outstanding at December 31, 2009, although no longer convertible, have been reimbursed on January 1, 2010, with a one-time payment made on January 4, 2010.

	As of December 31,
	2010	2009
	(millions of euros)
Non-current portion	—	—
Current portion	—	581

Total carrying amounts	—	581
Measurement at amortized cost	—	(7)

Total nominal repayment amount	—	574

Financial covenants / other covenants / other features of convertible bonds

The bonds listed do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Medium/long-term amounts due to banks total 5,501 million euros (5,308 million euros at December 31, 2009), increasing 193 million euros.

Short-term amounts due to banks total 873 million euros, decreasing 1,373 million euros (2,246 million euros at December 31, 2009); in particular, in January 2010, the syndicated credit line denominated Term Loan 2010 for 1.5 billion euros became due and was repaid from cash resources. Short-term amounts due to banks include 512 million euros for the current portion of medium/long-term amount due to banks.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Medium/long-term other financial payables amount to 503 million euros (431 million euros at December 31, 2009). They include 188 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen due in 2029 and 249 million euros of debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A., maturing 2013. Short-term other financial payables amount to 517 million euros (311 million euros at December 31, 2009) and include 155 million euros of the current portion of medium/long-term other financial payables.

At December 31, 2010, other financial payables include 183 million euros (of which 51 million euros is medium/long-term and 132 million euros is the current portion) relating to Preferred Shares Serie A of Nortel Inversora S.A.. These are preferred shares regulated by Argentine law, without voting rights except for specific cases stated in the relative issue conditions, repayable at pre-determined maturities according a pre-established repayment plan. The shares are remunerated and have the right, among other things, to a base annual cumulative yield, calculated as a fixed percentage of the subscription value net of repayments already made, regardless of the results for the year reported by Nortel Inversora S.A.. Because of their features, the Preferred Shares Serie A of Nortel Inversora S.A. are considered liabilities of a financial nature pursuant to IFRS adopted by the Telecom Italia Group.

Medium/long-term finance lease liabilities total 1,442 million euros (1,565 million euros at December 31, 2009) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 232 million euros (250 million euros at December 31, 2009).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,238 million euros (3,075 million euros at December 31, 2009). Hedging derivatives relating to items classified as current liabilities of a financial nature total 269 million euros (442 million euros at December 31, 2009). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 74 million euros (45 million euros at December 31, 2009). Non-hedging derivatives relating to items classified as current liabilities of a financial nature total 2 million euros (24 million euros at December 31, 2009). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

Revolving Credit Facility

Currently, the Telecom Italia Group has two Revolving Credit Facilities (RCF): one is a syndicated credit line expiring August 2014 permitting borrowings of up to 8 billion euros, of which 1.5 billion euros is drawn down, and the other is a syndicated credit line expiring February 2013 for 1.25 billion euros, not drawn down.

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2010		As of December 31, 2009
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	14,196	10,624	16,296	11,312
GBP	2,531	2,940	2,527	2,845
BRL	2,682	1,205	3,177	1,267
JPY	20,834	192	30,548	229
ARS	973	183	—	—
PYG	186,914	31	—	—
EURO		26,055		28,085

		41,230		43,738
Discontinued Operations		—		659

		41,230		44,397

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

	As of December 31,
	2010	2009
	(millions of euros)
Up to 2.5%	6,520	5,424
From 2.5% to 5%	4,240	6,018
From 5% to 7.5%	20,306	21,953
From 7.5% to 10%	5,064	4,564
Over 10%	1,002	1,073
Accruals/deferrals, MTM and derivatives	4,098	4,706

	41,230	43,738
Discontinued Operations	—	659

	41,230	44,397

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of December 31,
	2010	2009
	(millions of euros)
Up to 2.5%	11,714	5,839
From 2.5% to 5%	6,236	14,763
From 5% to 7.5%	15,969	13,910
From 7.5% to 10%	1,995	3,802
Over 10%	1,218	718
Accruals/deferrals, MTM and derivatives	4,098	4,706

	41,230	43,738
Discontinued Operations	—	659

	41,230	44,397

The maturities of non-current financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities—nominal repayment amount:

	Maturing by December 31, of the year
	2011	2012	2013	2014	2015	After 2015	Total
	(millions of euros)
Bonds	4,131	3,358	3,497	2,857	1,748	12,738	28,329
Loans and other financial liabilities	718	523	1,151	2,380	931	1,820	7,523
Finance lease liabilities	216	151	169	146	128	848	1,658

Total	5,065	4,032	4,817	5,383	2,807	15,406	37,510
Current financial liabilities	725	—	—	—	—	—	725

Total	5,790	4,032	4,817	5,383	2,807	15,406	38,235

Covenants and negative pledges relating to outstanding positions at December 31, 2010

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,052 million euros (out of a total of 2,658 million euros at December 31, 2010) is not secured by bank guarantees but there are covenants which cover the following:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in

Consolidated Financial Statements	Notes To Consolidated Financial Statements

certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract. The same clause applies to two loan contracts signed between the EIB and Telecom Italia S.p.A. on July 17, 2006 and on November 30, 2007 for a total principal amount of 332,200,000.00 euros, in which the EIB also has the right to rescind from the contract under ex. art. 1456 of the Italian Civil Code (demanding repayment of the loan and payment of an indemnity) should Telecom Italia S.p.A. cease to hold, directly or indirect, more than 50% of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunication GmbH Germany or, in any case, a number of shares such as to represent more than 50% of its share capital. Following the sale of HanseNet on February 16, 2010, the Group decided to voluntarily repay the loan of 182,200,000.00 euros stipulated on November 30, 2007, of which 40,000,000.00 euros had already been repaid on June 18, 2010 while the remaining 142,200,000.00 euros was repaid on September 30, 2010. The loan of 150,000,000.00 euros will remain outstanding until its maturity date of July 2014;

•

for all loans not secured by collateral, if the Company’s rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

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

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories.

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and envisages a facility similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account of the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.), with the provisions described above remaining unchanged.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a facility basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 120,000,000 euros.

•

Bonds. The regulations covering the bonds issued under the Telecom Italia EMTN Programme by both Telecom Italia and Olivetti provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default.

•

Contracts with the European Investment Bank (EIB). The contracts signed by Telecom Italia with the EIB, for a total maximum amount of approximately 2.65 billion euros, carries the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project.

•

Export Credit Agreement (residual nominal amount of 63 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as customary negative pledge clauses, with the failure to comply treated as an event of default which could result in the acceleration of the repayment of the loan.

Finally, as of December 31, 2010, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

NOTE 19—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for fixed-rate and variable-rate debt and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 60 – 70% for the fixed-rate component and 40% – 30% for the variable-rate component.

In managing market risk, the Group adopted a guideline policy for debt management using derivative instruments and mainly uses the following:

•	Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

The sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at December 31, 2010, assuming that such amounts are representative of the entire year.

•	The exchange risk of the Group’s loans denominated in currencies other than euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS 7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

The changes in value, produced by changes in the reference interest rates of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk—Sensitivity analysis

At December 31, 2010 (as at December 31, 2009), the exchange risk of the Group’s loans denominated in currencies other than the currency of the financial statements of the individual companies was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk—Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is accrued in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2010 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement of 75 million euros (77 million euros at December 31, 2009).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, euro commercial paper and receivables on sales of securities), has been considered in the category of variable rate.

Financial liabilities (at the nominal repayment amount)
	As of December 31, 2010			As of December 31, 2009
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of euros)
Bonds	17,632	10,697	28,329	17,999	10,533	28,532
Convertible bonds	—	—	—	574	—	574
Loans and other financial liabilities	6,166	3,015	9,181	6,941	4,843	11,784

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	23,798	13,712	37,510	25,514	15,376	40,890
Total current financial liabilities(*)	31	694	725	107	370	477

Total (**)	23,829	14,406	38,235	25,621	15,746	41,367

(*)

At December 31, 2010, variable-rate current liabilities include 313 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (222 million euros at December 31, 2009).

(**)	Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial assets (at the nominal investment amount)
	As of December 31, 2010			As of December 31, 2009
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of euros)
Cash and cash equivalents	—	4,264	4,264	—	4,614	4,614
Euro commercial paper	—	214	214	—	20	20
Securities	103	2,262	2,365	31	2,675	2,706
Other receivables	584	133	717	504	737	1,241

Total (*)	687	6,873	7,560	535	8,046	8,581

(*)	Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities
	As of December 31, 2010		As of December 31, 2009
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	28,131	5.88	28,428	5.87
Convertible bonds	—	—	574	7.42
Loans and other financial liabilities	9,001	4.35	10,030	4.38

Total (*)	37,132	5.51	39,032	5.51

(*)	Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

Total Financial assets
	As of December 31, 2010		As of December 31, 2009
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros	(%)	(millions of euros)	(%)
Cash and cash equivalents	4,264	1.19	4,614	0.34
Euro Commercial Papers	214	1.07	20	0.70
Securities	2,365	6.32	2,706	4.02
Other receivables	403	5.02	1,024	4.59

Total (*)	7,246	3.07	8,364	2.05

(*)	Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Credit risk

Credit risk represents the Telecom Italia Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

The accruals to the provision for bad debts are recorded for an exact amount on credit positions that present an element of individual risk. On credit positions that do not present such characteristics, accruals are recorded by customer segment on the basis of the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

Regarding the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by prudent criteria and is principally based on the following:

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

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions with at least an A- rating. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. As for other temporary investments of liquidity, there are investments in euro commercial paper (the issuers all have at least an A- rating by S&P’s and headquarters in Europe). With regard to bond portfolio management, the issuers have at least a BBB+ by S&P’s.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2010, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 24 months.

15% of gross financial debt at December 31, 2010 (nominal repayment amount) will become due in the next 12 months.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Maturities of non-current financial liabilities (including the current portion of medium/long-term debt) in terms of the expected nominal repayment amount are the following:

Maturities of non-current financial liabilities—nominal repayment amount

	Maturing by December 31, of the year
	2011	2012	2013	2014	2015	After 2015	Total
	(millions of euros)
Bonds	4,131	3,358	3,497	2,857	1,748	12,738	28,329
Loans and other financial liabilities	718	523	1,151	2,380	931	1,820	7,523
Finance lease liabilities	216	151	169	146	128	848	1,658

Total	5,065	4,032	4,817	5,383	2,807	15,406	37,510

The following table reports the contractual cash flows not discounted to present value relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and interest and exchange rates prevailing at December 31, 2010. The principal and interest portions of the hedged liabilities include both the disbursements and the receipts of the related hedging derivatives.

Financial liabilities—Maturities of contractually expected disbursements

		Maturing by December 31, of the year
		2011	2012	2013	2014	2015	After 2015	Total
		(millions of euros)
Bonds	Principal	4,131	3,358	3,497	2,857	1,748	12,738	28,329
	Interest	1,626	1,409	1,240	1,030	889	8,819	15,013

Loans and other financial liabilities	Principal	718	523	1,151	2,380	931	1,820	7,523
	Interest	75	58	77	13	(35)	(485)	(297)

Finance lease liabilities	Principal	216	151	169	146	128	848	1,658
	Interest	106	99	92	85	76	247	705

Total non-current financial liabilities	Principal	5,065	4,032	4,817	5,383	2,807	15,406	37,510
	Interest	1,807	1,566	1,409	1,128	930	8,581	15,421

Current financial liabilities (*)	Principal	725	—	—	—	—	—	725
	Interest	4	—	—	—	—	—	4

Total	Principal	5,790	4,032	4,817	5,383	2,807	15,406	38,235
	Interest	1,811	1,566	1,409	1,128	930	8,581	15,425

(*)	These include hedging and non-hedging derivatives.

Derivatives—Contractually expected interest flows

	Maturing by December 31, of the year
	2011	2012	2013	2014	2015	After 2015	Total
	(millions of euros)
Disbursements	852	825	848	692	580	4,854	8,651
Receipts	(966)	(938)	(908)	(775)	(680)	(5,574)	(9,841)

Hedging derivatives—net (receipts) disbursements	(114)	(113)	(60)	(83)	(100)	(720)	(1,190)

Disbursements	—	—	—	—	—	68	68
Receipts	(2)	(1)	—	—	—	—	(3)

Non-hedging derivatives—net (receipts) disbursements	(2)	(1)	—	—	—	68	65

Total net receipts	(116)	(114)	(60)	(83)	(100)	(652)	(1,125)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Furthermore, at the beginning of 2011, the Group proceeded to refinance debt as follows:

•	on January 25, 2011, Telecom Italia S.p.A. issued bonds for 1,000 million euros, annual coupon of 5.125%, with maturity on January 25, 2016.

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

NOTE 20—DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and to manage interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2010 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly on demand.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables present the derivative transactions put into place by the Telecom Italia Group at December 31, 2010, divided into fair value hedge derivatives (Table 1—Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2—Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3—Non-Hedge Accounting Derivatives) in accordance with IAS 39.

Table 1—Fair Value Hedge Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)	(millions of euros)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of 20 billion JPY (equivalent amount of 184 million euros at 12/31/2010), broken down as follows:

•       by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual variable rate in JPY;

•       by Telecom Italia Finance S.A., the sale of a swaption exercisable annually, from 2012 to 2031, to hedge the call option embedded in the underlying debt, through which Telecom Italia Finance sold the right to receive a semiannual variable rate in JPY and to receive a fixed rate of 3.55%;

•      by Telecom Italia S.p.A., a CCIRS contract on an intragroup variable-rate loan in JPY, in which Telecom Italia S.p.A. receives 6-month LIBOR in JPY and pays 6-month Euribor.

	172	(4)

CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 2,250 million USD (equivalent amount of 1,684 million euros at 12/31/2010) issued by Telecom Italia Capital S.A. in October 2004 (10-year tranche of 1,250 million USD and 30-year tranche of 1,000 million USD), converting the coupon fixed rate in USD to the 6-month Euribor.	1,805	(5)

CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 1,800 million USD (equivalent amount of 1,347 million euros at 12/31/2010) issued by Telecom Italia Capital S.A. in September 2005 (5.35-year tranche of 400 million USD and 10-year tranche of 1,400 million USD), converting the coupon fixed rate in USD to the 6-month Euribor.	1,478	(42)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2011 on the two 5-year tranches of a total 1,600 million USD (equivalent amount of 1,197 million euros at 12/31/2010) on bonds for a total amount of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate (respectively, 6.2% in USD and the 3-month Libor in USD +0.61%) to the 6-month Euribor.	1,264	(52)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2014 on bonds of 500 million euros issued by Telecom Italia S.p.A. in January 2009, converting the coupon rate of 7.875% to the 6-month Euribor.	500	8

IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on bonds of 650 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 6.75% to the 1-month Euribor.	650	15

IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of 850 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 8.25% to the 1-month Euribor.	850	31

CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount of 871 million euros at 12/31/2010) issued by Telecom Italia S.p.A. in May 2009, converting one component of the coupon rate of 3.64745% to the 3-month Euribor.	851	36

IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on BTP government securities in portfolio at 4.25%, notional amount of 270 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	270	(2)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 3%, notional amount of 350 million euros, converting the coupon rate of 3% to the 6-month Euribor.	350	(3)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)	(millions of euros)
IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 4.25%, notional amount of 100 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	100	(2)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on BTP government securities in portfolio at 3.75%, notional amount of 100 million euros, converting the coupon rate of 3.75% to the 6-month Euribor.	100	(2)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2015 on BTP government securities in portfolio at 3%, notional amount of 250 million euros, converting the coupon rate of 3% to the 6-month Euribor.	250	(3)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on bonds of 750 million euros issued by Telecom Italia S.p.A. in January 2004, converting the coupon rate of 4.5% to the 6-month Euribor.	750	1

IRS transactions put into place by Telecom Italia Finance S.A. maturing 2011 on bonds of 2,000 million euros issued by Telecom Italia Finance S.A. in April 2001, converting the coupon rate of 7.5% to the 6-month Euribor.	250	1

IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on bonds of 1,250 million euros issued by Telecom Italia S.p.A. in February 2002, converting the coupon rate of 6.25% to the 6-month Euribor.	1,250	—

CCIRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 5.625% in USD, notional amount of 100 million USD (equivalent amount of 75 million euros at 12/31/2010) converting the coupon rate of 5.625% to the 6-month Euribor.	78	—

Total Fair Value Hedge Derivatives	10,968	(23)

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

Table 2—Cash Flow Hedge Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)	(millions of euros)
Commodity swap transactions put into place by Telenergia S.r.l. to hedge monthly purchases of electrical energy from the company EGL Italia S.p.A., expiring December 2011, receiving the variable index (IT Brent Index) and paying 60.16 euros per bbl.	5	1

Commodity swap transactions put into place by Telenergia S.r.l. to hedge monthly purchases of electrical energy from the company EGL Italia S.p.A., expiring December 2011, receiving the variable index (IT Brent Index) and paying 59.90 per bbl.	5	1

Forward purchases in USD by Telecom Italia S.p.A. to hedge quarterly contractual flows expiring by November 2011.	2	—

Forward purchases in USD by Telecom Italia S.p.A. to hedge monthly commercial contractual flows expiring by November 2013.	1	—

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10-year tranche of 2,000 million USD (equivalent amount of 1,497 million euros at 12/31/2010) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 5.25% in USD to the fixed rate of 5.0357% in euros.	1,619	(126)

IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on quarterly variable—rate bonds of 120 million euros issued by Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%.	120	(7)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)	(millions of euros)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of 500 million GBP (equivalent amount of 581 million euros at 12/31/2010), issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euros.	751	(167)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of 850 million GBP (equivalent amount at 12/31/2010 of 988 million euros) issued by Telecom Italia S.p.A. in June 2004, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euros.	1,258	(296)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of 400 million GBP (equivalent amount of 465 million euros at 12/31/2010) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euros.	587	(153)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 on the private placement of the Telecom Italia Finance S.A. “Dual-Currency” loan of 20 billion JPY (equivalent amount of 184 million euros at 12/31/2010). The following were put into place:

•       by Telecom Italia S.p.A., an IRS contract converting the fixed rate of 5% in USD to the 6-month Libor in JPY;

•       by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., on the intragroup loan in JPY, receives the 6-month Libor in JPY and pays the 6-month Euribor;

•      by Telecom Italia S.p.A., an IRS contract converting the 6-month Euribor to the fixed rate of 6.9395% in euros.

	174	(20)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 6.375% in USD to a fixed rate of 5.994% in euros.	849	(177)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2036 on the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate of 7.20% in USD to a fixed rate of 5.88429% in euros.	791	14

IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on quarterly variable-rate bonds of 500 million euros issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%.	500	(34)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2018 on the 10-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 6.999% in USD to a fixed rate of 7.01232% in euros.	642	107

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2038 on the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 7.721% in USD to a fixed rate of 7.45122% in euros.	645	76

IRS transactions put into place by Telecom Italia S.p.A. maturing June 2016 on quarterly variable-rate bonds of 400 million euros issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%.	400	(52)

IRS transactions put into place by Telecom Italia S.p.A. maturing August 2014 on the monthly variable-rate revolving credit facility of 1,500 million euros, converting the 1-month Euribor to a semiannual fixed rate of 4.82583%.	1,500	(162)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)	(millions of euros)
IRS transactions put into place by Telecom Italia S.p.A. maturing March 2014 on the semiannual variable-rate EIB loan of 350 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.93457%.	350	(32)

IRS transactions put into place by Telecom Italia S.p.A. maturing September 2013 on the quarterly variable-rate EIB loan of 400 million euros, converting the 3-month Euribor to a semiannual fixed rate of 5.03388%.	400	(36)

IRS transactions put into place by Telecom Italia S.p.A. maturing December 2013 on the semiannual variable-rate EIB loan of 100 million euros, converting the 6-month Euribor to a semiannual fixed rate of 4.832%.	100	(9)

CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount at 12/31/2010 of 871 million euros) issued by Telecom Italia S.p.A. in May 2009, converting one component of the coupon rate of 3.72755% to a fixed rate of 3.82901% in euros.	851	(12)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2014 on the 5-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 6.175% in USD to a fixed rate of 5.8186% in euros.	719	41

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on the 10-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 7.175% in USD to a fixed rate of 6.694% in euros.	722	31

Forward starting CCIRS transactions put into place by Telecom Italia S.p.A. starting September 2012 and maturing September 2034 on the 30-year tranche of 1,000 million USD (equivalent amount of 748 million euros at 12/31/2010) on bonds for a total of 2,250 million USD issued by Telecom Italia Capital S.A. in October 2004, converting the semiannual coupon rate of 6% in USD to a fixed annual rate of 4.7316% in euros.	794	65

Total Cash Flow Hedge Derivatives	13,785	(947)

The hedge of cash flows by derivatives designated as Cash Flow Hedges was considered highly effective and at December 31, 2010 led to:

•	recognition in equity of unrealized income for 291 million euros;

•	reversal from equity to the income statement of net gains from exchange rate adjustments for 617 million euros.

Furthermore, at December 31, 2010, the total loss of the hedging instruments that is still recognized in equity amounts to 19 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the income statement during 2010 is 1 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The transactions hedged by Cash Flow Hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination	Start of period	End of period	Rate applied	Interest period
	(millions)
USD	2,000	July 2011	Nov 2013	5.25%	Semiannually
Euro	120	July 2011	Nov 2015	Euribor 3-month +0.66%	Quarterly
GBP	500	July 2011	Dec 2015	5.625%	Annually
GBP	850	July 2011	June 2019	6.375%	Annually
GBP	400	July 2011	May 2023	5.875%	Annually
USD	186	Jan 2011	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2011	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2011	July 2036	7.20%	Semiannually
Euro	500	Jan 2011	July 2013	Euribor 3-month +0.63%	Quarterly
USD	1,000	Jan 2011	June 2018	6.999%	Semiannually
USD	1,000	Jan 2011	June 2038	7.721%	Semiannually
Euro	400	Jan 2011	June 2016	Euribor 3-month +0.79%	Quarterly
Euro	1,500	Jan 2011	Aug 2014	Euribor 1-month +0.1575%	Monthly
Euro	350	Jan 2011	Mar 2014	EIB 6-month +0.29%	Semiannually
Euro	400	Jan 2011	Sept 2013	EIB 3-month +0.15%	Quarterly
Euro	100	Jan 2011	Dec 2013	Euribor 6-month -0.023%	Semiannually
GBP	750	Jan 2011	Dec 2017	3.72755%	Annually
USD	1,000	Jan 2011	June 2014	6.175%	Semiannually
USD	1,000	Jan 2011	June 2019	7.175%	Semiannually
USD	1,000	Sept 2012	Sept 2034	6%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for Cash Flow Hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated Cash Flow Hedge derivatives during 2010 is equal to 0.1 million euros.

Table 3—Non-Hedge Accounting Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)	(millions of euros)
Exchange rate transactions put into place by Telecom Italia S.p.A.	18	—

Exchange rate transactions put into place by Telecom Italia Finance S.A.	76	—

Exchange rate transactions put into place by Telecom Italia Capital S.A.	30	—

Exchange rate transactions put into place by Olivetti S.p.A.	9	—

Interest and exchange rate transactions put into place by Tim Celular S.A.	497	(59)

Total Non-Hedge Accounting Derivatives	630	(59)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged Risk	Notional amount at 12/31/2010	Notional amount at 12/31/2009	Mark-to-Market Spot (Clean Price) at 12/31/2010	Mark-to-Market Spot (Clean Price) at 12/31/2009
		(millions of euros)	(millions of euros)	(millions of euros)	(millions of euros)
Interest rate swaps	Interest rate risk	5,320	4,150	44	18

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	5,648	7,174	(67)	(823)

Total Fair Value Hedge Derivatives		10,968	11,324	(23)	(805)

Interest rate swaps	Interest rate risk	3,370	4,720	(332)	(360)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	10,402	9,698	(617)	(1,514)
Commodity Swap and Options	Commodity risk (energy)	10	5	2	(1)
Forward and FX Options	Currency exchange rate risk	3	34	—	—

Total Cash Flow Hedge Derivatives		13,785	14,457	(947)	(1,875)

Total Non-Hedge Accounting Derivatives		630	949	(59)	(21)

Total Telecom Italia Group Derivatives		25,383	26,730	(1,029)	(2,701)

NOTE 21—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note “Financial Liabilities—current and non-current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed as the present value of future cash flows using interest rates prevailing at December 31, 2010.

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

The following tables set out, for assets and liabilities at December 31, 2010 and 2009 and in accordance with the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses. Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale are excluded.

Key for IAS 39 categories
Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability as of December 31, 2010

	IAS 39 categories	Note	Carrying amounts in the financial statements 12/31/2010	Amounts recognized in the financial statements according to IAS 39
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17
				(millions of euros)
Assets
Other investments	AfS	7)	43	—	26	17	—	—
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	120	120	—	—	—	—
of which securities	AfS	7)	13	—	—	13	—	—
of which hedging derivatives	HD	7)	1,524	—	—	1,071	453	—
of which non- hedging derivatives	FAHfT	7)	7	—	—	—	7	—
of which receivables for lessors’ net investments	n.a.	7)	199	—	—	—	—	199
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	7)	249	214	35	—	—	—

		(A )	2,155	334	61	1,101	460	199

Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	10)	6,686	6,686	—	—	—	—
Securities of which available-for-sale	AfS	13)	1,316	—	—	1,316	—	—
of which held for trading	FAHfT	13)	—	—	—	—	—	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	14)	27	27	—	—	—	—
of which non-hedging derivatives	FAHfT	14)	4	—	—	—	4	—
of which hedging derivatives	HD	14)	335	—	—	106	229	—
of which receivables for lessors’ net investments	n.a.	14)	72	—	—	—	—	72
Cash and cash equivalents	LaR	15)	5,526	5,526	—	—	—	—

		(B )	13,966	12,239	—	1,422	233	72

		(A+B )	16,121	12,573	61	2,523	693	271

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	18)	30,594	30,594	—	—	—	—
of which hedging derivatives	HD	18)	2,238	—	—	1,950	288	—
of which non-hedging derivatives	FLHfT	18)	74	—	—	—	74	—
of which financial lease liabilities	n.a.	18)	1,442	—	—	—	—	1,442

		(C )	34,348	30,594	—	1,950	362	1,442

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	18)	6,379	6,379	—	—	—	—
of which non-hedging derivatives	FLHfT	18)	2	—	—	—	2	—
of which hedging derivatives	HD	18)	269	—	—	122	147	—
of which financial lease liabilities	n.a.	18)	232	—	—	—	—	232
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	25)	7,497	7,497	—	—	—	—

		(D )	14,379	13,876	—	122	149	232

		(C+D )	48,727	44,470	—	2,072	511	1,674

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability as of December 31, 2010

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in the financial statements 12/31/2010	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17	Fair Value at 12/31/2010
		(millions of euros)
Assets
Loans and receivables	LaR	12,608	12,573	35	—	—	—	12,608
Available-for-sale financial assets	AfS	1,372	—	26	1,346	—	—	1,372
Financial assets at fair value through profit or loss held for trading	FAHfT	11	—	—	—	11	—	11
Of which non-hedging derivatives	FAHfT	11	—	—	—	11	—	11
Hedging Derivatives	HD	1,859	—	—	1,177	682	—	1,859
Assets measured according to IAS 17	n.a.	271	—	—	—	—	271	271

		16,121	12,573	61	2,523	693	271	16,121

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	44,470	44,470	—	—	—	—	44,494
Financial liabilities at fair value through profit or loss held for trading	FLHfT	76	—	—	—	76	—	76
Of which non-hedging derivatives	FLHfT	76	—	—	—	76	—	76
Hedging Derivatives	HD	2,507	—	—	2,072	435	—	2,507
Liabilities measured according to IAS 17	n.a.	1,674	—	—	—	—	1,674	2,083

		48,727	44,470	—	2,072	511	1,674	49,160

(*)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value hierarchy level for each class of financial asset/liability as of December 31, 2010

					Hierarchy levels
		IAS 39 categories	Note	Carrying amounts in the financial statements 12/31/2010	Level 1(*)	Level 2(*)	Level 3(*)
		(millions of euros)
Assets
Non-current financial assets
Other investments		AfS	7)	43	3	14	—
Securities, financial receivables and other non-current financial assets
of which securities		AfS	7)	13	13	—	—
of which hedging derivatives		HD	7)	1,524	—	1,524	—
of which non-hedging derivatives		FAHfT	7)	7	—	7	—

	(A)			1,587	16	1,545	—

Current financial assets
Securities
of which available-for-sale		AfS	13)	1,316	1,316	—	—
Financial receivables and other current financial assets
of which non-hedging derivatives		FAHfT	14)	4	—	4	—
of which hedging derivatives		HD	14)	335	—	335	—

	(B)			1,655	1,316	339	—

	(A+B)			3,242	1,332	1,884	—

Liabilities
Non-current financial liabilities
of which hedging derivatives		HD	18)	2,238	—	2,238	—
of which non-hedging derivatives		FLHfT	18)	74	—	74	—

	(C)			2,312	—	2,312	—

Current financial liabilities
of which non-hedging derivatives		FLHfT	18)	2	—	2	—
of which hedging derivatives		HD	18)	269	—	269	—

	(D)			271	—	271	—

	(C+D)			2,583	—	2,583	—

(*)	Level 1: listed prices (unadjusted) in active markets.

Level 2: input levels other than listed prices included in level 1 observable either directly or indirectly.

Level 3: inputs not based on observable market data.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability as of December 31, 2009

				Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Note	Carrying amounts in the financial statements 12/31/2009	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17
			(millions of euros)
Assets
Other investments	AfS	7)	53	—	32	21	—	—
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	72	72	—	—	—	—
of which securities	AfS	7)	15	—	—	15	—	—
of which hedging derivatives	HD	7)	792	—	—	520	272	—
of which non-hedging derivatives	FAHfT	7)	12	—	—	—	12	—
of which receivables for lessors’ net investments	n.a.	7)	228	—	—	—	—	228
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	7)	150	133	17	—	—	—
of which other financial assets at fair value	n.a.	7)	130	—	—	—	130	—

		(A)	1,452	205	49	556	414	228

Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	10)	6,360	6,360	—	—	—	—
Investments (Current Assets)	AfS	12)	39	—	39	—	—	—
Securities
of which available-for-sale	AfS	13)	1,093	—	—	1,093	—	—
of which held for trading	FAHfT	13)	750	—	—	—	750	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	14)	655	655	—	—	—	—
of which non-hedging derivatives	FAHfT	14)	20	—	—	—	20	—
of which hedging derivatives	HD	14)	310	—	—	100	210	—
of which receivables for lessors’ net investments	n.a.	14)	118	—	—	—	—	118
Cash and cash equivalents	LaR	15)	5,504	5,504	—	—	—	—

		(B)	14,849	12,519	39	1,193	980	118

		(A+B)	16,301	12,724	88	1,749	1,394	346

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	18)	32,112	32,112	—	—	—	—
of which hedging derivatives	HD	18)	3,075	—	—	2,305	770	—
of which non-hedging derivatives	FLHfT	18)	45	—	—	—	45	—
of which financial lease liabilities	n.a.	18)	1,565	—	—	—	—	1,565

		(C)	36,797	32,112	—	2,305	815	1,565

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	18)	6,225	6,225	—	—	—	—
of which non-hedging derivatives	FLHfT	18)	24	—	—	—	24	—
of which hedging derivatives	HD	18)	442	—	—	153	289	—
of which financial lease liabilities	n.a.	18)	250	—	—	—	—	250
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	25)	6,950	6,950	—	—	—	—

		(D)	13,891	13,175	—	153	313	250

		(C+D)	50,688	45,287	—	2,458	1,128	1,815

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability as of December 31, 2009

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in the financial statements 12/31/2009	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in the financial statements according to IAS 17	Fair Value at 12/31/2009
		(millions of euros)
Assets
Loans and receivables	LaR	12,741	12,724	17	—	—	—	12,741
Available-for-sale financial assets	AfS	1,200	—	71	1,129	—	—	1,200
Financial assets at fair value through profit or loss held for trading	FAHfT	782	—	—	—	782	—	782
Of which non-hedging derivatives	FAHfT	32	—	—	—	32	—	32
Hedging derivatives	HD	1,102	—	—	620	482	—	1,102
Other financial assets at fair value	n.a.	130	—	—	—	130	—	130
Assets measured according to IAS 17	n.a.	346	—	—	—	—	346	346

		16,301	12,724	88	1,749	1,394	346	16,301

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	45,287	45,287	—	—	—	—	49,670
Financial liabilities at fair value through profit or loss held for trading	FLHfT	69	—	—	—	69	—	69
Of which non-hedging derivatives	FLHfT	69	—	—	—	69	—	69
Hedging Derivatives	HD	3,517	—	—	2,458	1,059	—	3,517
Liabilities measured according to IAS 17	n.a.	1,815	—	—	—	—	1,815	2,240

		50,688	45,287	—	2,458	1,128	1,815	55,496

(*)	They also include those at adjusted amortized cost that quality for hedge accounting.

Gains and losses by IAS 39 category—2010

	IAS 39 category	Net gains (losses), 2010	of which interest
	(millions of euros)
Loans and receivables	LaR	(376)	114
Financial assets available for sale	AfS	60	—
Financial assets and liabilities held for trading	FAHfT e FLHfT	(49)	—
Financial liabilities at amortized cost	FLAC	(1,994)	(1,936)

Total		(2,359)	(1,822)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category—2009

	IAS 39 category	Net gains (losses), 2009(1)	of which interest
	(millions of euros)
Loans and receivables	LaR	(509)	103
Financial assets available for sale	AfS	(28)	—
Financial assets and liabilities held for trading	FAHfT e FLHfT	(78)	—
Financial liabilities at amortized cost(2)	FLAC	(1,958)	(1,941)

Total		(2,573)	(1,838)

(1)

Of which, 1 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

(2)	They include 60 million euros of gains relating to the measurement of the option on Sofora Telecomunicaciones S.A.

NOTE 22—EMPLOYEE BENEFITS

Employee benefits decreased 98 million euros compared to December 31, 2010 and are composed of the following:

		As of December 31, 2008	Increases	Decreases	As of December 31, 2009
		(millions of euros)
Provision for employee severance indemnities	(A)	1,112	52	(113)	1,051

Provision for pension plans		24	3	(2)	25
Provision for termination benefit incentives		260	4	(118)	146

Total other provisions for employee benefits(*)	(B)	284	7	(120)	171

Total	(A+B)	1,396	59	(233)	1,222

Of which :
Non-current portion		1,212			1,075
Current portion(*)		184			147

(*)	The current portion refers only to Other provisions for employee benefits.

		As of December 31, 2009	Change in scope of consolidation Argentina BU	Increases	Decreases	As of December 31, 2010
			(millions of euros)
Provision for employee severance indemnities	(A)	1,051		40	(105)	986

Provision for pension plans		25	27	8	(1)	59
Provision for termination benefit incentives		146		228	(99)	275

Total other provisions for employee benefits(*)	(B)	171	27	236	(100)	334

Total	(A+B)	1,222	27	276	(205)	1,320

Of which :
Non-current portion		1,075				1,129
Current portion(*)		147				191

(*)	The current portion refers only to Other provisions for employee benefits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance decreased 65 million euros as a result of the sum of provision charges recorded in the income statement (40 million euros for the interest due for all Group companies, the charges for severance indemnity for companies with less than 50 employees and actuarial (gains) losses) and utilizations (-105 million euros for indemnities paid to employees who terminated employment and for advances).

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision.

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

Under IAS 19, employee severance indemnities have been recalculated with actuarial techniques using the Projected Unit Credit Cost Method as follows:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in remuneration etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the remuneration level at the measurement date—only for employees of companies with less than 50 employees;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;

•

the liability of each interested company has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees) or identifying the amount of the average present value of future benefits which refer to the past service already matured by the employee at the measurement date (for the others).

The following assumptions have been made:

Financial assumptions	Executives	Non executives
Cost-of-living increases
– in the year of measurement (2010 estimated average)	1.7% per annum	1.7% per annum
– afterwards	1.9% per annum	1.9% per annum

Discount rate	4.1% per annum	4.1% per annum

Increase in remuneration
– equal to or less than 40 years of age	2.9% per annum	2.9% per annum

– over 40 years, but equal to or less than 55 years of age	2.4% per annum	2.4% per annum

– over 55 years of age	1.9% per annum	1.9% per annum

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Demographic assumptions	Executives	Non executives
Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”

Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%

Probability of resignation (in relation to the company):
– up to 40 years of age	From 3.0% to 5.0% per annum	From 1.5% to 4.0% per annum
– over 40 up to 50 years of age	From 1.5% to 4.0% per annum	From 0.5% to 2.5% per annum
– over 50 up to 59 years of age	9.0% per annum	2.3% per annum
– over 59 years of age	none	none

Probability of retirement:
– up to 60 years of age	From 35% to 50% (from 50% to 100% for woman)	From 18% to 60% (from 33% to 100% for woman)
– over 60 but less than 65 years of age	From 15% to 35% (from 0.0% to 100% for woman)	from 10% to 18% (from 0.0% to 100% for woman)
– over 66 years of age	100%	100%

Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% in each year	3.0% in each year

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2010 and 2009, respectively, of 986 million euros and 1,051 million euros.

The effect on the income statement, included in employee benefits expenses, is as follows:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Current service cost(*)	—	—	—
Finance expenses(**)	44	67	75
Net actuarial (gains) losses recognized during the year	(4)	(15)	(6)

Total expense	40	52	69

Effective return on plan assets	n/a	n/a	n/a

(*)

Following the social security reform, the quotas intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expense” in “Social security expenses” and not as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal to 0.5 million euros in 2010 compared to 0.3 million euros in 2009).

(**)	Finance expenses include the portion relating to Elettra for nine months of the year.

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group. The increase of 34 million euros is due principally to the entry in the scope of consolidation of the Sofora group (Argentina). The decrease refers to the exit of the BBNed group from the scope of consolidation.

Provisions for termination benefit incentives increased 129 million euros as a result of the sum of new provision charges in 2010 regarding expenses for collective redundancy procedure (“mobilità”) under Law 223/91 by the Parent, Telecom Italia S.p.A., Telecom Italia Sparkle, Shared Services Center, Olivetti, Olivetti I-Jet and Advalso and the utilization during the year of the provision for “mobilità” under Law 223/91 accrued in 2008 by the Parent, Telecom Italia S.p.A., Telecom Italia Sparkle, Olivetti and Olivetti I-Jet.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 23—PROVISIONS

Provisions decreased 436 million euros compared to December 31, 2009 and are composed of the following:

	As of December 31, 2009	Change in scope of consolidation Argentina BU	Increase	Used through income statement	Uses directly	Exchange differences and other changes	As of December 31, 2010
	(millions of euros)
Provision for taxation and tax risks	157	31	15	(19)	(39)	18	163
Provision for restoration costs	458	9	15	—	(10)	(13)	459
Provision for legal disputes	314	73	76	(2)	(138)	10	333
Provision for commercial risks	70	1	6	(6)	(14)	6	63
Provision for risks and charges on investments and corporate-related transactions	150	—	24	—	(56)	(3)	115
Other provisions	558	—	16	(3)	(423)	(10)	138

Total	1,707	114	152	(30)	(680)	8	1,271

Of which :
Non-current portion	782						860
Current portion	925						411

Provision for taxation and tax risks increased 6 million euros compared to December 31, 2009. In particular, the Parent, used 22 million euros in connection with the pre-litigation settlement of disputes with the Revenue Agency relating to the tax periods 2002, 2005, 2006 and 2007 in reference to the deductibility of certain “TOP” and “Security” costs for purposes of income taxes and VAT. The Parent also took to income the portion of direct taxes in excess of requirements. Moreover, internal checks were begun during the year with regard to export transactions for the period 2005-2010 with San Marino operators; in this connection, in some cases the documentation was found to be incomplete. Therefore, a decision was made to accrue in the provision for taxation a total of about 4 million euros (of which 3 million euros relates to probable fines for the period 2005-2009 and 1 million euros to interest and the voluntary disclosure of tax due for 2010).

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites of Telecom Italia S.p.A., the Brazil Business Unit and the Sofora group (Argentina).

This provision increased 1 million euros due to:

•	new provision charges (+15 million euros) and utilizations (-10 million euros);

•	change in the estimate of expenses (-26 million euros) of Telecom Italia S.p.A. and exchange differences of the Brazil Business Unit (+13 million euros);

•	entry of the Sofora group (Argentina) in the scope of consolidation (+9 million euros).

Provision for legal disputes increased 19 million euros compared to December 31, 2009. The increase due to the entry of the Sofora group (Argentina) in the scope of consolidation is offset by the utilization of the Parent, Telecom Italia, to settle certain disputes.

Other provisions decreased 420 million euros particularly due to the partial utilization for 418 million euros of the provision accrued in prior years in respect of the Telecom Italia Sparkle case. In particular, with reference to this case, on July 19, 2010, after an in-depth evaluation, also in light of the opinions expressed by authoritative professionals, the company decided to pay the reduced fines (25% instead of 100% of the amount fined) and the full amount of VAT considered non-deductible and the relative interest, for a total amount of 418 million euros. Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 24—MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities increased 2 million euros compared to December 31, 2009. The composition is as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Payables to social security agencies	67	137
Capital grants	55	84
Medium/long-term deferred income	863	850
Income tax payables(*)	44	—
Other payables and liabilities	57	13

Total	1,086	1,084

(*)	Analyzed in the Note “Income tax payables”.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Non-current payables
Due from 2 to 5 years after the balance sheet date	46	108
Due beyond 5 years after the balance sheet date	21	29

	67	137
Current payables	76	228

Total	143	365

In particular, with reference to the payable for pension fund integration under Law 58/1992, the higher amount in 2010 (as in 2009) of short-term items (principal and interest) in comparison to medium/long-term items (only principal) is largely due to the extinguishment of the payable relating to employees of the former Iritel, the last installment of which (in total equal to approximately 100 million euros) was paid in October 2010.

Deferred income includes 513 million euros (558 million euros at December 31, 2009) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone service and 257 million euros (283 million euros at December 31, 2009) for the deferral of revenues from the sale of transmission capacity, referring to future years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 25—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased 66 million euros compared to December 31, 2009 and are composed of the following:

		As of December 31,
		2010		2009
			Of which Financial Instruments IAS 39		Of which Financial Instruments IAS 39
		(millions of euros)
Payables on construction work	(A)	23	—	24	—

Trade payables:
• Payables to suppliers		4,943	4,943	4,689	4,689
• Payables to other telecommunications operators		1,341	1,341	1,326	1,326

	(B)	6,284	6,284	6,015	6,015

Tax payables	(C)	685	—	652	—

Miscellaneous payables and other current liabilities:
• Payables for employee compensation		537	537	440	440
• Payables to social security agencies		273	—	421	—
• Trade and miscellaneous deferred income		871	—	883	—
• Advances received		27	—	26	—
• Customer-related items		1,179	360	1,109	238
• Payables for the “TLC operating fee”		48	—	30	—
• Dividends approved, but yet to be paid to shareholders		93	93	22	22
• Other current liabilities		333	223	326	235
• Employee benefits (except for Employee severance indemnities) for current portion expected to be settled within 1 year		190	—	147	—
• Provisions for current portion expected to be settled within 1 year		411	—	925	—

	(D)	3,962	1,213	4,329	935

Total	(A+B+C+D)	10,954	7,497	11,020	6,950

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables (all due within 1 year) amounting to 6,284 million euros (6,015 million euros at December 31, 2009) mainly refer to Telecom Italia S.p.A. (3,508 million euros), the companies in the Brazil Business Unit (1,379 million euros) and the Argentina Business Unit (662 million euros).

Tax payables particularly refer to the VAT payable of Telecom Italia S.p.A. (115 million euros), the government concession tax of Telecom Italia S.p.A. (104 million euros), other tax payables of the Brazil Business Unit (247 million euros) and the Argentina Business Unit (101 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 26—INCOME TAX PAYABLES (CURRENT AND NON-CURRENT)

Income tax payables decreased 48 million euros compared to December 31, 2009 and are composed as follows:

	As of December 31,
	2010	2009
	(millions of euros)
Current income tax payables:
• Substitute tax	—	165
• Income tax expense	235	118

Total	235	283

These are mainly in reference to:

•	Sofora—Telecom Argentina group payable (99 million euros);

•	Tim Brasil group payable (86 million euros);

•	IRES payable generated by the Telecom Italia Group consolidated national tax return for the year 2010 (28 million euros);

•	IRAP payable by the Parent, Telecom Italia, for the year 2010 (6 million euros).

In particular, note should be taken of the payment made in 2010 on the third installment of the substitute tax for tax realignment of part of the excess of off-book deductions as of December 31, 2007 (165 million euros).

NOTE 27—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

The most important arbitration cases and legal or tax disputes in which the Telecom Italia Group is involved at December 31, 2010 are described below.

The Telecom Italia Group carries provisions of 173 million euros for those of the disputes described below for which there is a risk of losing the case, including 89 million euros for liabilities related to the Telecom Italia Sparkle case. It should also be noted that the disputes that ended in 2010, mentioned in the consolidated financial statements for 2009, had no significant effects on the consolidated financial statements for 2010.

a)    Contingent liabilities

TELECOM ITALIA SPARKLE—RELATIONS WITH I-GLOBE, PLANETARIUM, ACUMEN, ACCRUE TELEMEDIA AND DIADEM: INVESTIGATION BY THE ROME PUBLIC PROSECUTOR’S OFFICE

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

In view of the hearing, Telecom Italia Sparkle filed a defense brief, arguing the lack of grounds for the application of the interim measure to appoint a judicial administrator. Moreover, in its discussions with the Prosecutor, the Company:

a)

gave evidence of the replacement of its Executive Directors, of the suspension of the employees involved in the proceedings and still employed, as well as the termination of employment of the employees in custody;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

–

a guarantee in favor of the Judicial Authority for approximately 72 million euros. This action represents a guarantee for the Prosecutor, in case of an irrevocable ruling with an order to seize, pursuant to Legislative Decree No. 231/2001, of the amount that may be identified as profit of criminal activities alleged in relation to this case;

–

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

–

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

In May 2010, the Finance Police communicated a “note of findings” to Telecom Italia Sparkle, asserting:

–	that the VAT on the services attributable to the fraud mentioned above, deducted in the 2005, 2006 and 2007 tax years, totaling approximately 298 million euros, was not deductible; and

–

that the costs of the aforementioned operations were not deductible for the purposes of IRES and IRAP taxes, with an estimated total tax charge arising from the non-deduction of approximately 429 million euros, plus fines and interest.

Subsequently, in July 2010, the Lazio regional office of the Italian Revenue Agency, taking note of the findings raised by the Finance Police, served three notices of assessment on Telecom Italia Sparkle, notifying the company of the non-deductibility of VAT for approximately 298 million euros, as mentioned above, plus interest and fines.

In July Telecom Italia Sparkle paid a part of the fines (25% of the sum imposed), the whole of the VAT considered to be non-deductible, plus applicable interest, for a total of 418 million euros. After the payment, the guarantee for approximately 123 million euros, which had been issued in favor of the tax authorities, was terminated.

Moreover, in August 2010, Telecom Italia Sparkle’s application for the revocation of the preventive seizure ordered by the Rome Prosecutor’s Office in February 2010 was granted. As a result, the assets seized were released, apart from a sum of 10 million euros which remains under seizure for guarantees connected to the criminal proceedings.

Finally, granting the application made in August 2010 by the Rome Prosecutor’s Office, the judge in the preliminary investigation ordered the immediate trial of the defendants currently subject to pre-trial detention. In particular, the application requested the immediate trial of the ex-chief executive and two ex-employees.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In relation to this trial, Telecom Italia Sparkle filed an application to bring a civil action against all the defendants. The Court ruled this application inadmissible in its hearing on December 18, 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to Legislative Decree 231/2001.

Given the complexity of the proceeding, and since it is not yet possible to have full knowledge of all the acts of the proceedings, at present the company cannot yet determine their final outcome. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor to prove its innocence in the matters at issue. Regarding the effects of a conviction under Legislative Decree 231/2001, in addition to the administrative fines (the amount of which would be low) and interdictive measures, the proceeds of the crime would be seized. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such profits would amount to 72 million euros (a sum already guaranteed as described above and provided for in the 2009 consolidated financial statements).

So far as the residual tax risk is concerned, the Italian Revenue Agency has not, so far, issued notices of assessment in relation to the allegations of the Finance Police relating to direct taxation. In this respect, Telecom Italia Sparkle—also based on the opinion of authoritative professionals—believes that if this should happen, the risk of losing such a case is only possible, not probable. As a result, no provision to cover the tax risk for direct taxation has been made.

OTHER TAX DISPUTES

•

In February and March 2009, following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Italian Revenue Agency, as indicated in the 2008 Annual Report, the Company received notices disputing the income tax and VAT deductibility of certain “TOP” and “Security” costs for fiscal years 2002 and from 2004 to 2007. To this end, the Company has finalized a procedure with the Italian Revenue Agency for a pre-litigation settlement agreement. The related expense amounted to approximately 22 million euros. This latest agreement settles all the disputes concerning the issue of the costs of the activities of the “TOP” and “Security” Departments.

•

On October 27, 2010 the Milan Revenue Agency issued a formal notice of assessment to subsidiary Olivetti Multiservices S.p.A. (OMS) which contested the invalid deduction of VAT in the 2005 and 2006 tax years for approximately 198 million euros, after recalculation of the so-called “pro rata of non-deductibility”.

Subsequently, on 27 and 28 October 2010, the Milan Revenue Agency issued an intimation of payment to Telecom Italia and OMS, as jointly obligors, in which it also alleged that mortgage and cadastral tax had not been paid and requesting payment of approximately 61 million euros, including interest and fines.

The allegations of the Milan Revenue Agency originate from certain property transactions carried out in the 2005 and 2006 tax years as part of the reorganisation by Telecom Italia of the buildings used for network equipment. The reorganisation involved the progressive vacating of some of the property used to house this equipment. These transactions were extensively described in the reports with the financial statements for 2005 and 2006.

It should be noted that the Board of Directors of Telecom Italia S.p.A. had approved the transfer of property worth a total of 1 billion euro at the end of 2005. Specifically, the transaction initially involved the transfer, in several tranches between December 2005 and November 2006, of a total of 1,378 properties to subsidiary Olivetti Multiservices (OMS), a company engaged, among other things, in managing and developing the property portfolio of the Telecom Italia Group with the aim of selling the property to third parties at the best price. At the same time, the properties acquired were rented by OMS to Telecom Italia on the basis of contracts that reflected the operational requirements of Telecom Italia.

Subsequently, in the period from December 2005 to December 2006, OMS proceeded to transfer, in several tranches, a total of 1,279 properties by allocating them to two closed-end funds, one called Raissa and the other Spazio Industriale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finally, the last phase of the process to develop the property portfolio was the placement by OMS of shares in the closed-end funds received as consideration for the transfers of the property with institutional investors owned by “The Morgan Stanley Real Estate Funds” and the “Cypress Grove International Funds” (Soros); the remaining 35% was acquired by Pirelli & C. Real Estate, which participated in the transactions with the funds mentioned.

The assessment notified to OMS alleges that the company applied an invalid deduction of the VAT on the purchases of the properties assigned to the funds.

While the intimation of payment issued to OMS and to Telecom Italia S.p.A., based on the aforementioned formal notice of assessment, alleged that both companies had neglected to pay the mortgage and cadastral tax due on the transfer of these properties, since the companies in question were alleged to have “abused the law”, by improperly using the tax regulations specifically introduced by the legislation to facilitate property transactions by using closed-end funds.

In relation to this, the Company believes it has fully complied with the tax regulations in these transactions, and that the allegations of the Revenue Agency are totally without grounds. Such conclusion is also reached on the basis of expert professional opinions. With respect to the notice of demand for stamp duty and mortgage tax, since this notice is definitive, the companies filed an appeal before the Milan Provincial Tax Commission, requesting cancellation of the intimation of payment as well as the suspension of the execution of the above payment. By Presidential Decree on 14 February 2011, the Milan Provincial Tax Commission granted the suspension of the notices in question and set the date for a hearing to deal with appeals for May 10, 2011. Moreover, the company has filed a petition to the Revenue Agency for repealing and suspending the claims.

APPLICATION FOR INDICTMENT OF TELECOM ITALIA S.P.A. FOR AN ADMINISTRATIVE OFFENCE PURSUANT TO LEGISLATIVE DECREE 231/2001

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

With the preliminary hearing pending, Telecom Italia submitted a request for the so-called sanction upon request (i.e. “plea bargaining”) pursuant to article 63 of legislative decree 231/2001, after, in its capacity as employer, it provided compensation to the employees and former employees whose personal information had been collected illegally, for a total cost of 1.8 million euros, and after it had settled with the government authorities that had filed a civil lawsuit against the Company all claims linked to the events covered by the penal proceedings.

On May 28, 2010, the Judge concluded that the 400,000 euro fine that the Company had agreed to pay was adequate: after this judgment, Telecom Italia was no longer a defendant in the criminal trial. At the same time, the Judge approved the motion for settlement of the proceedings presented by many other defendants, including ex-employees of the Group.

In a judgment on the same date, the charges of unlawful appropriation of the assets of Telecom Italia and its subsidiary Telecom Italia Latam, which had been admitted to the trial as civil parties in relation to these offences, were declared to be without foundation. Both companies are challenging this judgment, and have appealed to the Italian Supreme Court. Until the aforementioned judgment that there is no case to answer is final, Telecom Italia still benefits from the pre-trial seizure of the assets of one of the defendants, worth over 15 million euros.

At the end of the preliminary hearing phase, the subsidiaries Telecom Italia Latam and Telecom Italia Audit and Compliance Services remained parties to the civil case in the trial for damages deriving from actions other than unlawful appropriation. The Company remained part of the criminal proceedings as the entity with civil vicarious liability, pursuant to article 2049 of the Italian Civil Code, for the actions of the three ex-employee defendants under trial. In this capacity, Telecom Italia has been served with pre-trial seizure orders for approximately 6 million euro in favor of the parties in the civil proceedings against the ex-employee defendants.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

All of these orders were, however, subsequently revoked by the Court of Appeals.

The trial phase of the proceedings opened in September 2010 before the second instance Criminal Court of Milan. In the first hearings, some of the intervening parties claiming civil damages asked to be involved in the proceedings on the charges of conspiracy and corruption. The judge for the preliminary hearing had not allowed them to become intervening parties in the proceedings relating to these charges. Telecom Italia has submitted a request to become an intervening party to the proceedings relating to all the alleged crimes of those defendants named in the order that are be tried, including the charges of corruption and conspiracy.

In the hearing on 26 January 2010, the Court granted the motions to become an intervening party submitted by Telecom Italia and by the other intervening parties.

In relation to the requests that the Company pay/indemnify third parties, it should be noted that, given the current status of the hearings and on the basis of the available information, it is possible that the Company could lose such proceedings. With respect to one case, on the basis the available information and the progress of the current proceedings, a positive outcome is unlikely and hence a moderate amount has been provided in the financial statements.

FASTWEB

Proceedings were initiated by Fastweb in October 2007 before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. Plaintiff sought compensation for approximately 1,070 million euros. Fastweb’s lawsuit was based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct. Telecom Italia then filed a formal reply to Fastweb’s claims. With judgment 750/2011, the Milan Court of Appeals declared that the case is not under its jurisdiction and referred it to the Civil Court in Milan to decide. After the above judgment, Fastweb promptly resumed the case before the Civil Court in Milan.

In June 2010, at the Milan Court, Fastweb claimed damages of approximately 65 million euros (Fastweb also submitted a subordinate claim, quantifying the damages at 87 million euros) for alleged acts of unfair competition and misleading advertising as part of the “Impresa Semplice” advertising campaign, for the offer of integrated services to small and medium-sized enterprises. The judgment referred to a preceding opinion issued by the Jury of the IAP (Istituto di Autodisciplina Pubblicitaria), the advertising regulatory body, at the behest of Fastweb and other Operators, that this advertising campaign was indeed misleading. Telecom Italia, after challenging certain minor points raised by its competitors in these proceedings, filed a reply and a counterclaim.

In January 2011, with its appointment of an arbitrator, Fastweb requested payment of damages for 146 million euros suffered after the alleged non-compliance with the provisions contained in the contract for the supply of the “unbundling of the local loop” (LLU). In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network.

Once the Arbitration Panel is convened, the Company will present its defense and challenge the claims of the other party.

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

Telecom Italia filed a formal challenge against Vodafone’s allegations and the grounds for its claims.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) commenced proceedings against Telecom Italia in the Rome Court for compensation of the alleged damages (quantified at 320 million euros) resulting from its non-prevention of the illicit downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. Fapav also asked that the Company provide the Judicial Authorities with information that identifies the customers involved in the alleged unlawful activities.

These proceedings follow a pre-trial procedure at the end of which the Rome Court excluded both any liability of Telecom Italia for the information it carries, and the obligation to suspend the internet access service of which Telecom Italia is merely supplier. The Court only ordered the Company to supply all the information in its possession on the alleged unlawful activity, other from information that identifies the subjects involved.

Telecom Italia, which has complied with the order, filed a reply asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers (SIAE) has joined these proceedings to support FAPAV’s argument.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs sought compensation of approximately 730 million euros for losses suffered.

These proceedings were initiated as plaintiffs sought injunctive relief before the Court of Appeal of Milan, which ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus. Specifically, the matter refers to Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users of non-geographical number services.

Telecom Italia appeared to ask the Court to dismiss plaintiffs’ claims.

After a delay in the proceedings pursuant to article 43 of the Italian Bankruptcy Law after Eutelia was declared insolvent, the Company filed a request for resumption of the proceedings.

TELEUNIT

On October 29, 2009 Teleunit filed a complaint before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users). Plaintiff sought damages of approximately 362 million euros for the losses incurred. Telecom Italia filed a formal challenge to dispute plaintiff’s claims.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, relating to the failure by Poste to make payment for services rendered under a series of contracts to supply IT goods and services. The lower court’s judgments establish an outcome that was partially favorable to the ex-Olivetti, which have been appealed by Poste in individual rehearings.

Following these rehearings, a judgment of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, while another judgment of the same Court declared void one of the disputed contracts. After this judgment, Poste issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgment of the Italian Supreme Court considering amendment of the above judgment is still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute (the judgment). Accepting this argument, the Rome Court suspended execution.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

DISPUTE FOR ADJUSTMENTS ON LICENSE FEES FOR THE YEARS 1994 TO 1998

Proceedings are still pending in relation to the request to the Ministry of Communications to reimburse Telecom Italia and TIM for the license fees paid for 1994-1998.

ANTITRUST PROCEDURE A426—start of preliminary phase

On May 13, 2010 AGCM, in response to a complaint by Fastweb, commenced a preliminary investigation of possible abuse by Telecom Italia of its dominant position. Fastweb alleged that Telecom Italia tried to exclude other competitors from the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity. In particular, according to the complaint, Telecom Italia failed to provide information of a technical-economic nature that was allegedly essential for the preparation of bids by its competitors, and provided some network services to its commercial divisions at conditions that were better than those applied to most other operators.

Fastweb complained of similar behavior to AGCom which, in a note of May 26, 2010, rejected Fastweb’s claims finding that Telecom Italia is not obliged to provide information or network services in the tender process other than those required by the industry regulations.

Since the investigation is still at an early stage, it is premature to reach any conclusions regarding the alleged conduct, particularly due to the involvement of issues that fall within the purview of AGCom. The company is currently considering its defense strategy.

ANTITRUST PROCEDURE A428—start of preliminary phase

On June 23, 2010, AGCM, in response to a report by Fastweb and Wind, commenced a preliminary investigation of two possible abuses by Telecom Italia of its dominant position.

According to Wind, Telecom Italia allegedly instituted a “technical boycott”, hindering or delaying the activation of access services, by means of unjustified and spurious refusals (so-called KO). Moreover, according to both complaints, Telecom Italia allegedly applied a discriminatory price policy, offering high discounts on the price of access services to final customers only in those geographic areas of Italy in which access services disaggregated from the local network are available, and hence where other operators can offer greater competition. In order to substantiate their allegations, the OLOs pointed to the invitation to tender by the Florence municipal authority won by Telecom Italia in 2009. In relation to this invitation to tender AGCom, after verifying that the financial conditions of the traffic services offered by Telecom Italia could be actually matched by competitors purchasing Telecom Italia’s wholesale services, notified Telecom Italia on February 1, 2011 that it had archived the allegations raised at the start.

Since the investigation is still at an early stage, it is premature to reach any conclusions regarding the alleged behavior. The company is currently considering its defense strategy.

ARGENTINA

Telecom Italia S.p.A. and Telecom Italia International N.V. were involved in judicial and administrative proceedings in Argentina brought by the Werthein group, by SECOM (the local communications authority), the CNDC (the local antitrust authority) and the Secretaría de Comercio Interior (a subdivision of Argentina’s Ministry of the Economy and Public Finance), with respect to their holding in Sofora.

On 13 October 2010 the Secretaría de Politíca Económica (a subdivision of Argentina’s Ministry of the Economy and Public Finance) issued a Resolution by which (following the provisions set forth by the CNDC) it authorized Telecom Italia Group to increase its stake in Sofora from 50% to 58% of its share capital, and accepted the commitments undertaken by Telecom Italia and the Werthein group aimed at preserving competition in relation to the activities of Telecom Argentina; the transaction was also approved by SECOM on the same date.

In addition, the Argentine Authorities approved the acquisition of 100% of the share capital of Olimpia S.p.A. by Telco S.p.A. (the “Telco Transaction”), subject to the fulfillment of the undertakings under a specific agreement signed by the parties to this Telco Transaction, as well as by the Telecom Italia Group companies operating in Argentina, as intervening parties. Such undertakings are intended to guarantee the separation of the activities of the Telefónica Group and the Telecom Italia Group in relation to their respective operations in Argentina. By virtue of these Resolutions the various administrative proceedings in which the Telecom Italia Group was involved in the country are substantially closed.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finally, in accordance with the agreements signed by Telecom Italia Group and the Werthein group on August 5, 2010 (providing, among other things, for the settlement of the disputes and claims pending between them), the parties filed a joint request for withdrawal of the proceedings in which they were involved, which were accordingly dismissed by the competent Argentine courts on this basis.

BOLIVIA—ENTEL

On November 5, 2010, ETI (Euro Telecom International N.V.—a Telecom Italia Group subsidiary), the Bolivian government and Bolivian telecommunication operator Entel reached an agreement to resolve the dispute concerning the expropriation of ETI’s holding in Entel by the Bolivian government on May 1, 2008. On the basis of this agreement, ETI received the sum of 100 million dollars (71 million euros), and the parties renounced their respective claims on the ETI shareholding in Entel. The agreement also provided for the termination of the international arbitration proceedings brought by ETI, and the proceedings brought by the Bolivian government in the courts of the United States.

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

The aim of the request for arbitration was to obtain:

(i)	a ruling that the contracts for the supply of services to a specific category of customers (known as Bring- Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)

an order for defendants to cause HanseNet (the German company controlled by TIDE at that time) to return to AOL the amount invoiced to BYOA customers for the above services (approximately 2 million euros).

In February 2009, Telecom Italia and TIDE filed their defenses and counterclaims, requesting that AOL, after confirmation that the BYOA customers had to be assigned by AOL, should transfer them, if still possible, and in any event pay any amount improperly collected by AOL as revenues from such customers, or compensation for the damages suffered.

The Arbitration Panel issued a partial award in November 2010, in which it declared that it had jurisdiction to decide on the request for arbitration and that Telecom Italia and TIDE were not entitled to the transfer of the BYOA customer category, since they did not belong to the access business transferred in 2007.

The Panel reserved its right to issue further decisions on the unresolved matters concerning not only AOL’s request for compensation, but also the counterclaims filed by Telecom Italia and TIDE, granting time to the parties to file their defenses on these aspects.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In September 2008, the Supreme Court issued a decision rejecting the challenge of Delan and confirming the decision of the Athens Court of Appeal.

During 2009, Carothers Ltd., as successor of Delan, started legal proceedings, both seeking interim injunctive measures and on the merits, against Wind Hellas before the Greek courts, on grounds similar to those raised in the arbitration case. Wind Hellas in turn served Telecom Italia International with an impleader for compulsory intervention, allegedly on the basis of the above mentioned indemnification obligations. This impleader was also extended to the injunctive proceedings, in which Carothers sought an attachment of the assets of Wind Hellas. In such injunctive proceedings, Telecom Italia International challenged its impleader as indemnifying party and in August 2010 the Athens court of the first instance declared the request by Wind Hellas inadmissible.

During 2010, Wind Hellas also served Telecom Italia International with an impleader to appear in another proceeding started in 2006 by Wind Hellas against what was at the time Delan (now Carothers), challenging the validity of the arbitration clause in relation to the Delan arbitration, and denying any liability for the damages incurred by Wind Hellas.

OTHER LIABILITIES CONNECTED WITH SALES OF ASSETS AND INVESTMENTS

Under the contracts for the sale of assets and companies, the Telecom Italia Group has guaranteed compensation generally commensurate to a percentage of purchase price to buyers for liabilities deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling about 1,200 million euros, only for those cases in which an outflow of resources is considered probable, an amount of 103 million euros has been accrued in the provision for risks.

Moreover, the Telecom Italia Group is committed to provide further compensation for certain specific contractual provisions for which the contingent liabilities cannot at present be determined.

b)    Other information

DISPUTE CONCERNING THE LICENSE FEE FOR 1998

Telecom Italia has issued proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) before the Rome Court for compensation of the damage caused by the Italian State through appeal judgment No. 7506/09 by the Consiglio di Stato (Council of State) that, in the view of the Company, violates the principles of current European community law.

The case was also brought in the light of community jurisprudence that recognizes the right to assert the responsibility of the State in relation to violation of rights recognized in community law and injured by a judgment that has become definitive, in respect of which no other remedy may be applied. The aforementioned appeal judgment definitively denied the right of Telecom Italia to restitution of the license fee for 1998 (totaling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio Regional Administrative Court despite the favorable and binding opinion of the European Court of Justice on 23 February 2008 concerning the conflict between EC Directive 97/13 on general authorizations and individual licenses in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation.

The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. In the meantime, on January 15, 2011, Telecom Italia notified the Consiglio di Stato of its appeal for revocation of the judgment of the Consiglio di Stato itself that is the object of the proceedings.

MOBILE TELEPHONY: INVESTIGATION OF DEALERS

The audit of prepaid SIM cards incorrectly associated to customer ID documents that started in 2005-2008 continued in 2010. This initiative involved all the SIM cards identified as not properly documented by the internal audit of Telecom Italia in the “Greenfield Project” carried out with the support of Deloitte, and not rectified by January 2009.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

During the year, 368,000 identity documents were acquired from customers and 791,000 lines terminated. As a result of the actions taken, the number of SIM cards which had not yet been verified had fallen to 723,000 by December 31, 2010.

The Milan Public Prosecutor’s Office recently commenced an investigation of the SIM cards with incorrect user registrations, following the internal investigation included as part of Greenfield Project. The investigation extends to the issue, raised in the Deloitte report prepared in connection with the Greenfield Project, of the irregular postponement of the normal expiry date (13 months after the last top-up or other chargeable post-sales action) of approximately 2.5 million SIM cards during the 2006-2008 period.

Telecom Italia is cooperating with this investigation and has created an internal Work Group to look at the issues in depth, with the aim of checking and reconstructing the events under investigation during this period, the operational/authorization process related to the activities in question, and the number and type of SIM cards involved.

c)    Commitments and guarantees

Surety bonds for 173 million euros, net of back-to-back guarantees received for 144 million euros, by Telecom Italia on behalf of associates (16 million euros) and other third parties for medium/long-term financial transactions.

The Parent, Telecom Italia, issued “weak” comfort letters for a total of 32 million euros on behalf of EtecSA (Cuba) for vendor financing. Such letters terminated on January 31, 2011 following the disposal of the investment.

Guarantees were provided by third parties to Group companies, amounting to 3,637 million euros, to guarantee financing received (2,239 million euros) and performance under outstanding contracts (1,398 million euros).

Details of the main surety bonds at December 31, 2010, are as follows:

Issuer	Amount (millions of euros)(1)
BBVA—Banco Bilbao Vizcaya Argentaria	715
Intesa SanPaolo	486
Sumitomo	52
Bank of Tokyo—Mitsubishi UFJ	254
Banco Santander	86
Barclays Bank	75
CARIGE	92
Natixis	84
Other banks in favor of the EIB	116

(1)

For loans provided by the EIB to fund the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno.

The guarantee provided by BNL/BNP Paribas for 46 million euros on the loan extended by the EIB for the Telecom Italia Breitband Infrastruktur Deutschland project, which was repaid before maturity for 40 million euros on June 18, 2010, will continue to be valid for 13 months after repayment, in accordance with the agreement for protection against any clawback risks.

The guarantee provided by BBVA for 163.5 million euros on the loan extend by the EIB for the Breitband Infrastrukture Deutschland II Project, which was repaid for 142.2 million euros on September 30, 2010, will continue to be valid for 13 months after repayment, in accordance with the agreement for protection against any clawback risk.

The guarantees provided by BBVA for 149.5 million euros and BNL/BNP Paribas for 195.5 million euros on the loan extended by the EIB for the Banda Larga Mezzogiorno Project, were due, respectively, on November 9, 2010 and November 12, 2010 and replaced, as was Telecom Italia’s right, with other guaranteeing banks.

There are also surety bonds on the 3G service in Brazil for 109 million euros.

d)    Assets pledged to secure financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total

Consolidated Financial Statements	Notes To Consolidated Financial Statements

equivalent amount of 913 million euros are guaranteed by a part of the receipts of those companies, deposited in bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the companies, otherwise the funds are automatically transferred to accounts to which the latter have full access.

NOTE 28—REVENUES

Revenues amounted to 27,571 million euros in 2010, 26,894 million euros in 2009 and 28,746 million euros in 2008, showing an increase of 677 million euros in 2010 compared to 2009 and a decrease of 1,852 million euros in 2009 compared to 2008.

Details are as follows:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Sales	1,608	1,735	2,242
Services	25,953	25,159	26,501
Revenues on construction contracts	10	—	3

Total	27,571	26,894	28,746

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 3,740 million euros (3,866 million euros in 2009 and 4,528 million euros in 2008).

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 29—OTHER INCOME

Other income amounted to 255 million euros in 2010, 280 million euros in 2009 and 308 million euros in 2008, showing a decrease of 25 million euros in 2010 compared to 2009 and of 28 million euros in 2009 compared to 2008.

Details are as follows:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Late payment fees charged for telephone services	72	71	86
Recovery of costs for employees purchases and services rendered	47	46	51
Capital and operating grants	38	49	42
Damage compensations, penalties and sundry recoveries	18	30	64
Sundry income	80	84	65

Total	255	280	308

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 30—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to 11,383 million euros in 2010, 11,480 million euros in 2009 and 13,120 million euros in 2008, showing a decrease of 97 million euros in 2010 compared to 2009 and of 1,640 million euros in 2009 compared to 2008.

Details are as follows:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Acquisition of raw materials and merchandise	(A)	1,568	1,852	2,707

Costs of services:
Revenues due to other TLC operators		3,740	3,866	4,528
Interconnection costs		45	50	58
Commissions, sales commissions and other selling expenses		1,457	1,409	1,443
Advertising and promotion expenses		643	603	528
Professional consulting and services		380	340	394
Utilities		374	408	434
Maintenance		382	365	345
Outsourcing costs for other services		502	482	501
Mailing and delivery expenses for telephone bills, directories and other materials to customers		96	91	101
Other service expenses		848	793	858

	(B)	8,467	8,407	9,190

Lease and rental costs:
Property lease costs		594	572	572
TLC circuit lease rents and rents for use of satellite systems		490	366	341
Other lease and rental costs		264	283	310

	(C)	1,348	1,221	1,223

Total	(A+B+C)	11,383	11,480	13,120

NOTE 31—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 4,021 million euros in 2010, 3,734 million euros in 2009 and 4,114 million euros in 2008, showing an increase of 287 million euros in 2010 compared to 2009 and a decrease of 380 million euros in 2009 compared to 2008.

Details are as follows:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Employee benefits expenses at payroll:
Wages and salaries		2,615	2,570	2,597
Social security expenses		931	942	944
Employee severance indemnities		40	52	69
Other employee expenses		112	100	92

	(A)	3,698	3,664	3,702

Temporary work costs	(B)	9	21	38

Miscellaneous expenses for personnel and for other labor–related services rendered:
Remuneration of personnel other than employees		8	9	9
Charges for termination benefit plans		56	40	74
Expenses for collective redundancy procedure (“mobilità”) under Law 223/91		258	—	292
Other		(8)	—	(1)

	(C)	314	49	374

Total	(A+B+C)	4,021	3,734	4,114

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2010, the higher employee benefits expenses are mainly due to:

•	the entry in the scope of consolidation of the Sofora group (Argentina) (+3,711 average headcount for 114 million euros);

•

lower expenses owing to the reduction in the average headcount of the salaried workforce: -3,526 compared to 2009 (net of Argentina) of whom an average of -565 persons are under so-called “Solidarity Contracts” in Telecom Italia S.p.A. and Shared Services Center;

•

expenses and accruals for a total of 258 million euros for collective dismissal agreements under Law 223/91, of which 254 million euros refers to the Domestic Business Unit following agreements reached with the labor unions by Telecom Italia S.p.A. (August 4, 2010), by Telecom Italia Sparkle (December 7, 2010) and by Shared Services Center (November 16, 2010), as well as 4 million euros for collective dismissal agreements again under Law 223/91 signed by Olivetti (March 8, 2010 and September 30, 2010), Olivetti I-Jet (January 11, 2010) and Advalso (March 8, 2010) following the agreements reached with the labor unions by Telecom Italia S.p.A. on August 4, 2010, by Telecom Italia Sparkle on December 7, 2010 and by Shared Services Center on November 16, 2010.

In 2009, the reduction in payroll expenses and temporary work costs is mainly due to lower expenses as a result of a reduction in the average number of the salaried workforce (-3,544 compared to December 31, 2008) and is mainly offset by the effect of the continuing increase in minimum salaries established by the TLC collective national labor contract since June 2008 and the impact of expenses for the renewal of the collective national labor contract on October 23, 2009. In particular, employee benefits expenses in 2008 included the expenses for collective dismissal agreements under Law 223/91 (292 million euros) related to the Parent Telecom Italia S.p.A., Telecom Italia Sparkle S.p.A., Olivetti S.p.A. and Olivetti I-Jet S.p.A.

The average equivalent number of salaried employees, including those with temporary work contracts and excluding those of Discontinued operations/Non-current assets held for sale, is 70,150 in 2010 (69,964 in 2009 and 73,508 in 2008). A breakdown by category is as follows:

	Year ended December 31,
	2010	2009	2008
	(units)
Executives	1,172	1,155	1,243
Middle management	5,316	5,037	5,026
White collars	63,410	63,204	65,868
Blue collars	168	252	298

Employees	70,066	69,648	72,435
Personnel with temporary work contracts	84	316	1,073

Total employees(*)	70,150	69,964	73,508

(*)	Excluding employees of “Discontinued operations/Non-current assets held for sale” (2,168 in 2009 and 3,277 in 2008).

Headcount in service at December 31, 2010, including those with temporary work contracts but not employees relating to “Discontinued operations/Non-current assets held for sale” is 84,200 (71,384 at December 31, 2009 and 75,320 at December 31, 2008) with an increase of 12,816 principally due to the entry in the scope of consolidation of the Sofora group (Argentina).

NOTE 32—OTHER OPERATING EXPENSES

Other operating expenses amounted to 1,422 million euros in 2010, 1,345 million euros in 2009 and 1,349 million euros in 2008, showing an increase of 77 million euros in 2010 compared to 2009 and a decrease of 4 million euros in 2009 compared to 2008.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Impairments and expenses in connection with credit management	478	565	687
Accrual to provisions	80	168	74
TLC operating fees	484	318	315
Indirect duties and taxes	200	128	139
Penalties, settlement compensation and administrative sanctions	105	73	63
Association dues and fees, donations, scholarships and traineeships	24	26	26
Sundry expenses	51	67	45

Total	1,422	1,345	1,349

of which, included in the supplementary disclosures on financial instruments	478	565	687

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Other operating expenses grew 77 million euros compared to 2009 due to the entry of the Argentina Business Unit in the scope of consolidation (impact of 83 million euros in 2010) and the increase of the Brazil Business Unit (+121 million euros including an exchange rate effect of +87 million euros), countered by the reduction of the Domestic Business Unit for 140 million euros.

Indirect duties and taxes include expenses for 15.6 million euros for the payment during the year of VAT regarding export invoices to San Marino operators in the period 2005-2009, for which the tax documentation proved to be incomplete.

NOTE 33—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 547 million euros in 2010, 515 million euros in 2009 and 506 million euros in 2008, showing an increase of 32 million euros in 2010 compared to 2009 and of 9 million euros in 2009 compared to 2008.

Details are as follows:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Intangible assets with a finite useful life	287	291	312
Property, plant and equipment owned	260	224	194

Total	547	515	506

Internally generated assets mainly include labor costs for technical staff dedicated to software development and work in connection with the executive design, construction and testing of network installations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 34—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to 5,547 million euros in 2010, 5,551 million euros in 2009 and 5,676 million euros in 2008, showing a decrease of 4 million euros in 2010 compared to 2009 and of 125 million euros in 2009 compared to 2008.

Details are as follows:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,507	1,662	1,739
Concessions, licenses, trademarks and similar rights		314	272	272
Other intangible assets		395	317	313

	(A)	2,216	2,251	2,324

Depreciation of tangible assets owned:
Buildings (civil and industrial)		57	45	43
Plant and equipment		2,799	2,780	2,761
Manufacturing and distribution equipments		13	16	23
Ships		4	7	8
Other assets		343	328	393

	(B)	3,216	3,176	3,228

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		109	109	104
Plant and equipment		—	—	—
Aircraft		—	3	3
Other assets		6	12	17

	(C)	115	124	124

Total	(A+B+C)	5,547	5,551	5,676

In 2010, the increase in amortization and depreciation charges is due to the entry of the Argentina Business Unit in the scope of consolidation (impact of 140 million euros in 2010) and higher charges by the Brazil Business Unit (+72 million euros, including the Brazilian real/euro exchange rate effect of +195 million euros), countered by the decrease in amortization and depreciation charges of the Domestic Business Unit (-207 million euros).

Further details are provided in the Notes “Other intangible assets” and “Tangible assets owned and under finance leases”

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 35—GAINS (LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Gains (losses) on disposals of non-current assets amounted to a gain of 11 million euros in 2010, a loss of 59 million euros in 2009 and a gain of 35 million euros in 2008.

Details are as follows:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		22	14	35
Gains on the disposal of investments in subsidiaries		2	—	9

	(A)	24	14	44

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		13	62	9
Losses on the disposal of investments in subsidiaries		—	11	—

	(B)	13	73	9

Total	(A-B)	11	(59)	35

In 2010, net gains on disposals of non-current assets mainly include:

•

gain, net of the related transaction costs, for a total of 19 million euros, in connection with the completion of the Elettra sales transactions, realized through the sale of one of the ships and the subsequent disposal of the investment by the Domestic Business Unit—International Wholesale;

•	gain, net of the related transaction costs, for about 1 million euros, in connection with the disposal, on October 5, 2010, of the entire investment held in BBNed N.V.;

•	other net losses on the sale of non-current assets for a total of 9 million euros.

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

NOTE 36—IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

Impairment losses on non-current assets, amounted to 63 million euros in 2010 and 12 million euros in 2009 and in 2008.

Details are as follows:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Impairment losses on non-current assets:
• on intangible assets	56	7	6
• on tangible assets	7	5	6

Total	63	12	12

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2010, impairment losses on non-current assets amount to 63 million euros and include 46 million euros for the impairment of the goodwill allocated to the Media Business Unit; the writedown was based on the results of the impairment test. The remaining amount comprises other writedowns of intangible and tangible assets and the provision charges for expenses connected with the transactions for the sale of BBNed and Elettra.

In 2009, impairment losses on non-current assets include 6 million euros for the impairment loss, carried out on the basis of the impairment test’s results, of the goodwill attributed, within business unit Other operations, to the consolidated company BBNed and for the remaining part impairment losses mainly taken by the Domestic Business Unit and refer to unused network materials and telephone equipment which are being replaced by new technologically advanced materials.

In 2008, impairment losses on intangible assets include the writedown of software projects and equipment not used by the Domestic Business Unit, while impairment losses on tangible assets primarily refer to network materials (cables, reels and telephone equipment) which are being replaced by new technologically advanced equipment by the Domestic Business Unit.

NOTE 37—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments amounted to 289 million euros in 2010, an expense of 51 million euros in 2009 and 4 million euros in 2008.

Details are as follows:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Dividends from Other investments	2	2	3
Net gains on disposals of Other investments	30	4	2
Sofora revaluation, net of the reversal of the negative exchange rate reserve	266	—	—
Writedown of Italtel group	—	(39)	—
Writedowns of Other investments and other income /expenses	(9)	(18)	(1)

Total	289	(51)	4

of which, included in the supplementary disclosures on financial instruments	22	(43)	3

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2010, other income (expenses) from investments include the revaluation, net of the negative exchange rate effect, of 266 million euros on the investment interest held in Sofora Telecomunicaciones (50%). In particular, as set forth in IFRS 3, following the acquisition of control of Sofora Telecomunicaciones, which took place on October 13, 2010 through the acquisition of a further 8% stake, the investment interest previously held in the subsidiary, accounted for using the equity method, was remeasured at fair value at the acquisition date of control.

The line item also includes the net gain of 29 million euros realized on the settlement agreement reached between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

In 2009, the balance of other income (expenses) from investments was an expense balance of 51 million euros and included the writedown of 39 million euros on the investment in Italtel Group.

NOTE 38—FINANCE INCOME

Finance income amounted to 3,081 million euros in 2010, 2,561 million euros in 2009 and 3,748 million euros in 2008, showing an increase of 520 million euros in 2010 compared to 2009 and a decrease of 1,187 million euros in 2009 compared to 2008.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Other finance income:
Income from financial receivables classified as non-current assets		1	4	16
Income from securities other than investments, classified as non-current assets		—	—	1
Income from securities other than investments, classified as current assets		45	19	13
Income other than the above:
– Interest income		143	132	328
– Foreign exchange gains		740	445	934
– Income from fair value hedging derivatives		502	462	400
– Reclassification of the Reserve for cash flow hedge derivatives (interest rate component) from equity to the separate income statement		635	617	574
– Income from non-hedging derivatives		44	32	36
– Miscellaneous finance income		53	18	84

	(A)	2,163	1,729	2,386

Positive fair value adjustments to:
Fair value hedge derivatives		841	38	1,103
Underlying financial assets and liabilities of fair value hedge derivatives		11	674	32
Non-hedging derivatives		66	120	226

	(B)	918	832	1,361

Impairment reversals on financial assets	(C)	—	—	1

Total	(A+B+C)	3,081	2,561	3,748

of which, included in the supplementary disclosures on financial instruments		335	298	700

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2010, foreign exchange gains amount to 740 million euros, increasing 295 million euros compared to 2009 (445 million euros). This amount was reduced by 3 million euros of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (207 million euros in 2009). The counterpart of foreign exchange gains is represented by foreign exchange losses (734 million euros in 2010; 387 million euros in 2009).

In 2010, income from fair value hedge derivatives (502 million euros) increased 40 million euros compared to 2009 (462 million euros) and refers to CCIRS contracts for 84 million euros and IRS contracts for 418 million euros.

In 2010, the positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the income statement for the interest rate component (635 million euros) increased 18 million euros compared to 2009 (617 million euros). It refers to CCIRS contracts for 364 million euros, IRS contracts for 270 million euros and other derivative contracts for 1 million euros.

In 2010, income from non-hedging derivatives (44 million euros) increased 12 million euros compared to 2009 (32 million euros) and refers to IRS contracts for 24 million euros, CCIRS contracts for 9 million euros and other derivative contracts for 11 million euros.

In 2010, miscellaneous finance income (53 million euros) increased 35 million euros compared to 2009 (18 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2010, positive fair value adjustments to fair value hedge derivatives total 841 million euros, increasing 803 million euros compared to 2009 (38 million euros). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 758 million euros (55 million euros in 2009).

In 2010, positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives amount to 11 million euros, decreasing 663 million euros compared to 2009 (674 million euros). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value of the financial hedge derivatives equal to 68 million euros (667 million euros in 2009).

In 2010, positive fair value adjustments to non-hedging derivatives was 66 million euros, decreasing 54 million euros compared to 2009 (120 million euros). Of that reduction, 49 million euros is due to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 39—FINANCE EXPENSES

Finance expenses amounted to 5,155 million euros in 2010, 4,731 million euros in 2009 and 6,359 million euros in 2008, showing an increase of 424 million euros in 2010 compared to 2009 and decrease of 1,628 million euros in 2009 compared to 2008.

Details are as follows:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,646	1,663	1,746
Interest expenses to banks		218	242	361
Interest expenses to others		244	224	225

		2,108	2,129	2,332
Commissions		67	28	23
Foreign exchange losses		734	387	1,071
Charges from fair value hedge derivatives		286	355	507
Reclassification of the Reserve for cash flow hedge derivatives (interest rate component) from equity to the separate income statement		772	751	570
Charges from non-hedging derivatives		87	63	67
Miscellaneous finance expenses		188	175	299

	(A)	4,242	3,888	4,869

Negative fair value adjustments to:
Fair value hedge derivatives		68	667	23
Underlying financial assets and liabilities of fair value hedge derivatives		758	55	1,164
Non-hedging derivatives		87	121	303

	(B)	913	843	1,490

Impairment losses on financial assets (securities other than investments)	(C)	—	—	—

Total	(A+B+C)	5,155	4,731	6,359

of which, included in the supplementary disclosures on financial instruments		2,238	2,263	2,767

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2010, foreign exchange losses (734 million euros) increased 347 million euros compared to 2009 (387 million euros). This amount was reduced by 620 million euros of foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (135 million euros in 2009). The counterpart of this amount is represented by foreign exchange gains (740 million euros in 2010, 445 million euros in 2009).

In 2010, charges from fair value hedge derivatives (286 million euros) decreased 69 million euros compared to 2009 (355 million euros) and refer to CCIRS contracts for 103 million euros, IRS contracts for 165 million euros and other derivative contracts for 18 million euros.

In 2010, the negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component (772 million euros) increased 20 million euros compared to 2009 (751 million euros) and refers to CCIRS contracts for 508 million euros, IRS contracts for 259 million euros and other derivative contracts for 5 million euros.

In 2010, charges from non-hedging derivatives (87 million euros) increased 24 million euros compared to 2009 (63 million euros) and refer to IRS contracts for 22 million euros, CCIRS contracts for 40 million euros and other derivative contracts for 25 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2010, miscellaneous finance expenses (188 million euros) increased 13 million euros compared to 2009 (175 million euros).

In 2010, negative fair value adjustments to fair value hedge derivatives (68 million euros) decreased 599 million euros compared to 2009 (667 million euros). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 11 million euros (674 million euros in 2009).

In 2010, negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (758 million euros) increased 703 million euros compared to 2009 (55 million euros). The counterpart of this amount is represented by positive fair value adjustments to the corresponding fair value hedge derivatives which amount to 841 million euros (38 million euros in 2009).

In 2010, negative fair value adjustments to non-hedging derivatives totaled 87 million euros, decreasing 34 million euros compared to 2009 (121 million euros). 35 million euros of this reduction is due to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For a better understanding of the net impacts discussed, a table is presented below:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
NET EXCHANGE GAINS AND LOSSES
Exchange gains		740	445	934
Exchange losses		(734)	(387)	(1,071)

		6	58	(137)

NET RESULT FROM DERIVATIVES
Income from fair value hedge derivatives		502	462	400
Charges from fair value hedge derivatives		(286)	(355)	(507)

Net result from fair value hedge derivatives	(A)	216	107	(107)

Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		635	617	574
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		(772)	(751)	(570)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(B)	(137)	(134)	4

Income from non-hedging derivatives		44	32	36
Charges from non-hedging derivatives		(87)	(63)	(67)

Net result from non-hedging derivatives	(C)	(43)	(31)	(31)

Net result from derivatives	(A+B+C)	36	(58)	(134)

NET FAIR VALUE ADJUSTMENT TO FAIR VALUE HEDGE DERIVATIVES AND UNDERLYING
Positive fair value adjustments to fair value hedge derivatives		841	38	1,103
Negative fair value adjustments to underliying financial assets and liabilities of fair value hedge derivatives		(758)	(55)	(1,164)

Net fair value adjustments	(D)	83	(17)	(61)

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		11	674	32
Negative fair value adjustments to fair value hedge derivatives		(68)	(667)	(23)

Net fair value adjustments	(E)	(57)	7	9

Net fair value adjustment to fair value hedge derivatives and underlying	(D+E)	26	(10)	(52)

NET FAIR VALUE ADJUSTMENTS TO NON-HEDGING DERIVATIVES
Positive fair value adjustments to non-hedging derivatives	(F)	66	120	226

Negative fair value adjustments to non-hedging derivatives	(G)	(87)	(121)	(303)

Net fair value adjustments to non-hedging derivatives	(F+G)	(21)	(1)	(77)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 40—INCOME TAX EXPENSE

Taxes on continuing operations amounted to 548 million euros in 2010, 1,121 million euros in 2009 and 677 million euros in 2008, showing a decrease of 573 million in 2010 compared to 2009 and an increase of 444 in 2009 compared to 2008. Details are as follows:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Current taxes for the year		1,347	1,288	1,292
Lower current taxes of prior years		(89)	(101)	(106)
Benefit of reimbursement application for Irap deductibility		—	(35)	—
Substitute tax (tax realignment)		—	—	533

Total current taxes		1,258	1,152	1,719
Deferred taxes		(710)	(31)	(1,042)

Total taxes on continuing operations	(A)	548	1,121	677

Total taxes on Discontinued operations/Non-current assets held for sale	(B)	—	(7)	(36)

Total income tax expense	(A+B)	548	1,114	641

In particular in 2010, while income taxes of the Parent, are basically stable, the Brazil Business Unit has a tax benefit of about 700 million euros arising mainly from the recognition of deferred tax assets in connection with the recoverability of prior years tax loss carryforwards which became recoverable on the basis of estimated future taxable income.

Taxes on “Discontinued operations/Non-current assets held for sale” are classified in the income statement in “Profit (loss) from Discontinued operations/Non-current assets held for sale”.

The profit before tax and the income tax expense for the years ended December 31, 2010, 2009 and 2008 are summarized as follows:

		Year ended December 31,
		2010	2009	2008
		(millions of euros)
Profit before tax:
• from continuing operations		4,127	3,339	2,894
• from Discontinued operations/Non-current assets held for sale		(7)	(629)	(75)

Total profit before tax		4,120	2,710	2,819

Current tax	(A)	1,258	1,152	1,707

Deferred tax	(B)	(710)	(38)	(1,066)

Total income tax expense	(A+B)	548	1,114	641

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Income tax expense:
• on continuing operations	548	1,121	677
• on Discontinued operations/Non-current assets held for sale	—	(7)	(36)

Total income tax expense	548	1,114	641

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy, and the effective tax expense for the years ended December 31, 2010, 2009 and 2008 is the following:

	Year ended December 31,
	2010		2009		2008
	(millions of euros)	rate	(millions of euros)	rate	(millions of euros)	rate
Profit before tax:
• from continuing operations	4,127		3,339		2,894
• from Discontinued operations/Non-current assets held for sale	(7)		(629)		(75)

Total profit before tax	4,120		2,710		2,819

Taxes calculated at the tax rate in force	1,133	27.5%	745	27.5%	775	27.5%
Tax losses for the year not considered recoverable	18	0.5%	24	0.9%	123	4.4%
Tax losses not considered recoverable in previous years and recovered during the year	(627)	(15.2%)	(77)	(2.9%)	(118)	(4.2%)
Non-deductible costs	36	0.9%	48	1.8%	67	2.4%
Tax realignment	—	—	—	—	(515)	(18.3%)
Benefit of reimbursement application for IRAP deductibility	—	—	(35)	(1.3%)	—	—
Goodwill impairment loss and accruals to provisions for disposal Hansenet	—	—	154	5.7%	—	—
Sofora revaluation	(73)	(1.8%)	—	—	—	—
Other net differences	(295)	(7.2%)	(85)	(3.2%)	(51)	(1.8%)
IRAP	356	8.6%	340	12.6%	360	12.7%

Total effective taxes booked to the income statement	548	13.3%	1,114	41.1%	641	22.7%

NOTE 41—PROFIT FOR THE YEAR

The profits for the years ended December 31, 2010, 2009 and 2008 are summarized as follows:

	Year ended December 31,
	2010	2009	2008
	(millions of euros)
Profit for the year	3,572	1,596	2,178
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations	3,128	2,203	2,216
Profit (loss) from Discontinued operations/Non-current assets held for sale	(7)	(622)	(39)

Profit (loss) attributable to the Owners of the Parent	3,121	1,581	2,177

Non-controlling interests
Profit (loss) from continuing operations	451	15	1
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) attributable to the Non-controlling interests	451	15	1

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 42—EARNINGS PER SHARE

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for which, at December 31, 2010, the market and non-market performance conditions were satisfied. The additional dividends to which the savings shareholders are entitled (at an unvarying amount of 0.011 euros per share) conventionally were allocated entirely to the profit from continuing operations.

			Year ended December 31,
			2010	2009	2008
Basic and Diluted Earnings Per Share
Profit attributable to owners of the Parent			3,121	1,581	2,177
Less: additional dividend to Savings Shares (€0.011 per share)			(66)	(66)	(66)

	(millions of euros	)	3,055	1,515	2,111

Weighted average number of Ordinary and Savings Shares	(millions	)	19,266	19,247	19,273

Basic and diluted earnings per share—Ordinary Shares			0.16	0.08	0.11
Plus: additional dividend per Savings Share (€0.011 per share)			0.01	0.01	0.01

Basic and diluted earnings per share—Savings Shares	(Euro	)	0.17	0.09	0.12

Basic and Diluted Earnings Per Share From Continuing Operations
Profit from continuing operations			3,128	2,203	2,216
Less: additional dividend to Savings Shares (€0.011 per share)			(66)	(66)	(66)

	(millions of euros	)	3,062	2,137	2,150

Weighted average number of Ordinary and Savings Shares	(millions	)	19,266	19,247	19,273

Basic and diluted earnings per share from continuing operations—Ordinary Shares			0.16	0.11	0.11
Plus: additional dividend per Savings Share (€0.011 per share)			0.01	0.01	0.01

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro	)	0.17	0.12	0.12

Consolidated Financial Statements	Notes To Consolidated Financial Statements

			Year ended December 31,
			2010	2009	2008
Basic and Diluted Earnings Per Share From Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	(7)	(622)	(39)

Weighted average number of Ordinary and Savings Shares	(millions	)	19,266	19,247	19,273

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Ordinary Shares	(Euro	)	—	(0.03)	0.00

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Savings Shares	(Euro	)	—	(0.03)	0.00

			Year ended December 31,
			2010	2009	2008
Weighted average number of Ordinary Shares(*)			13,239,883,276	13,220,792,908	13,246,643,947
Weighted average number of Savings Shares			6,026,120,661	6,026,120,661	6,026,120,661

Total			19,266,003,937	19,246,913,569	19,272,764,608

(*)	The number only takes into account the potential ordinary shares relating to equity compensation plans of the employees for which the market and non-market performance conditions were satisfied.

NOTE 43—SEGMENT REPORTING

a)    Segment reporting

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Argentina

•	Media

•	Olivetti

•	Other Operations

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENT

	Domestic			Brazil			Argentina			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(millions of euros)
Third—party revenues	20,004	21,604	23,121	6,180	4,743	4,947	796	—	—	236	200	240	293	260	303	62	87	135	—	—	—	27,571	26,894	28,746
Intragroup revenues	64	59	107	19	10	7	2	—	—	22	30	47	98	90	49	2	3	7	(207)	(192)	(217)	—	—	—

Revenues by operating segment	20,068	21,663	23,228	6,199	4,753	4,954	798	—	—	258	230	287	391	350	352	64	90	142	(207)	(192)	(217)	27,571	26,894	28,746
Other income	211	245	270	18	14	23	2	—	—	5	3	5	25	21	14	3	3	2	(9)	(6)	(6)	255	280	308

Total operating revenues and other income	20,279	21,908	23,498	6,217	4,767	4,977	800	—	—	263	233	292	416	371	366	67	93	144	(216)	(198)	(223)	27,826	27,174	29,054

Acquisition of goods and services	(7,130)	(8,340)	(9,655)	(3,520)	(2,808)	(3,026)	(347)	—	—	(171)	(164)	(258)	(368)	(296)	(298)	(49)	(57)	(86)	202	185	203	(11,383)	(11,480)	(13,120)
Employee benefits expenses	(3,473)	(3,369)	(3,682)	(283)	(207)	(234)	(114)	—	—	(61)	(67)	(87)	(72)	(66)	(82)	(21)	(28)	(32)	3	3	3	(4,021)	(3,734)	(4,114)
of which accruals to employee severance indemnities	(40)	(49)	(68)	—	—	—	—	—	—	—	(1)	(1)	—	(2)	—	—	—	—	—	—	—	(40)	(52)	(69)
Other operating expenses	(709)	(849)	(718)	(588)	(467)	(607)	(83)	—	—	(17)	(10)	(7)	(7)	(9)	(9)	(17)	(10)	(10)	(1)	—	2	(1,422)	(1,345)	(1,349)
of which bad debts expenses and accruals to provisions	(370)	(540)	(433)	(151)	(178)	(316)	(9)	—	—	(13)	(6)	(4)	(6)	(8)	(7)	(9)	(1)	(1)	—	—	—	(558)	(733)	(761)
Changes in inventories	(57)	52	18	(76)	(52)	101	(11)	—	—	(1)	(1)	1	12	(14)	(7)	(1)	(1)	1	(1)	1	(1)	(135)	(15)	113
Internally generated assets	483	481	484	51	22	6	—	—	—	—	—	—	—	—	—	—	—	—	13	12	16	547	515	506
Depreciation and amortization	(4,236)	(4,443)	(4,565)	(1,112)	(1,040)	(1,027)	(140)	—	—	(59)	(60)	(63)	(5)	(5)	(7)	(10)	(20)	(32)	15	17	18	(5,547)	(5,551)	(5,676)
Gains (losses) on disposals of non-current assets	14	(42)	27	(4)	(6)	(1)	—	—	—	—	(11)	9	—	—	—	1	—	—	—	—	—	11	(59)	35
Impairment reversals (losses) on non-current assets	(9)	(5)	(12)	—	—	—	—	—	—	(46)	—	—	—	—	—	(8)	(7)	(1)	—	—	1	(63)	(12)	(12)

Operating profit	5,162	5,393	5,395	685	209	189	105	—	—	(92)	(80)	(113)	(24)	(19)	(37)	(38)	(30)	(16)	15	20	19	5,813	5,493	5,437

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(18)	(20)	(15)	—	—	—	—	—	—	—	—	—	—	—	—	117	87	79	—	—	—	99	67	64
Other income (expenses) from investments																						289	(51)	4
Finance income																						3,081	2,561	3,748
Finance expenses																						(5,155)	(4,731)	(6,359)

Profit before tax from continuing operations																						4,127	3,339	2,894
Income tax expense																						(548)	(1,121)	(677)

Profit from continuing operations																						3,579	2,218	2,217
Profit (loss) from Discontinued operations /Non-current assets held for sale																						(7)	(622)	(39)

Profit for the year																						3,572	1,596	2,178
of which:
Profit attributable to owners of the Parent																						3,121	1,581	2,177
Non-controlling Interest																						451	15	1

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic			Brazil			Argentina			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(millions of euros)
Revenues from equipment sales—third party	871	1,140	1,588	380	335	351	64	—	—	—	—	—	293	260	303	—	—	—	—	—	—	1,608	1,735	2,242
Revenues from equipment sales—intragroup	1	3	2	—	—	1	—	—	—	—	—	—	60	52	15	—	—	—	(61)	(55)	(18)	—	—	—

Revenues from equipment sales	872	1,143	1,590	380	335	352	64	—	—	—	—	—	353	312	318	—	—	—	(61)	(55)	(18)	1,608	1,735	2,242

Revenues from services—third party	19,123	20,464	21,530	5,800	4,408	4,596	732	—	—	236	200	240	—	—	—	62	87	135	—	—	—	25,953	25,159	26,501
Revenues from services—intragroup	63	56	105	19	10	6	2	—	—	22	30	47	38	38	34	2	3	7	(146)	(137)	(199)	—	—	—

Total revenues from services	19,186	20,520	21,635	5,819	4,418	4,602	734	—	—	258	230	287	38	38	34	64	90	142	(146)	(137)	(199)	25,953	25,159	26,501

Revenues on construction contracts—third party	10	—	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10	—	3

Total revenues on construction contracts	10	—	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10	—	3

Third-party revenues	20,004	21,604	23,121	6,180	4,743	4,947	796	—	—	236	200	240	293	260	303	62	87	135	—	—	—	27,571	26,894	28,746
Intragroup revenues	64	59	107	19	10	7	2	—	—	22	30	47	98	90	49	2	3	7	(207)	(192)	(217)	—	—	—

Total revenues	20,068	21,663	23,228	6,199	4,753	4,954	798	—	—	258	230	287	391	350	352	64	90	142	(207)	(192)	(217)	27,571	26,894	28,746

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CAPITAL EXPENDITURES BY OPERATING SEGMENT

	Domestic			Brazil			Argentina			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	(millions of euros)
Purchase of intangible assets	1,258	1,565	1,472	458	421	866	32	—	—	34	27	31	1	1	—	1	3	8	(3)	—	(17)	1,781	2,017	2,360
Purchase of tangible assets	1,848	1,950	2,169	758	543	482	156	—	—	33	26	19	4	3	3	3	4	18	—	—	(11)	2,802	2,526	2,680

Total	3,106	3,515	3,641	1,216	964	1,348	188	—	—	67	53	50	5	4	3	4	7	26	(3)	—	(28)	4,583	4,543	5,040

EMPLOYEES AT THE YEAR END BY OPERATING SEGMENT

	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Consolidated Total
	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009
	(number of employees)
Employees(*)	56,530	59,367	10,114	9,783	15,650	—	777	757	1,090	1,098	39	379	84,200	71,384

(*)	Employees at year end do not take into account the number of employees relating to Discontinued operations/Non-current assets held for sale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009	As of December 31, 2010	As of December 31, 2009
	(millions of euros)
Non-current operating assets	58,532	59,738	6,296	5,392	4,017	—	459	486	14	15	40	209	(60)	(35)	69,298	65,805
Current operating assets	5,572	6,075	1,714	1,500	615	—	121	125	238	217	10	34	(119)	(127)	8,151	7,824

Total operating assets	64,104	65,813	8,010	6,892	4,632	—	580	611	252	232	50	243	(179)	(162)	77,449	73,629
Investments accounted for using the equity method	28	45	—	—	—	—	—	—	—	1	57	389	—	—	85	435
Discontinued operations/Non-current assets held for sale															389	1,233
Unallocated assets															11,208	10,970

Total assets															89,131	86,267

Total operating liabilities	10,347	11,750	2,263	1,829	1,075	—	185	148	205	184	32	60	(186)	(148)	13,921	13,823
Liabilities directly associated with Discontinued operations/Non-current assets held for sale															—	967
Unallocated liabilities															42,600	44,357
Equity															32,610	27,120

Total equity and liabilities															89,131	86,267

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b)    Information by geographical area

	Revenues						Non-current operating assets
	Breakdown by location of operations			Breakdown by location of the Group’s customers			Breakdown by the location of operations
	2010	2009	2008	2010	2009	2008	2010	2009
	(millions of euros)
Italy	20,210	21,767	23,367	18,689	20,250	21,693	58,596	59,831
Abroad (excluding Italy)	7,361	5,127	5,379	8,882	6,644	7,053	10,702	5,974

Total	27,571	26,894	28,746	27,571	26,894	28,746	69,298	65,805

NOTE 44—RELATED PARTY TRANSACTIONS

At December 31, 2010, there are no significant transactions with related parties, including intragroup transactions, which are non recurring or unusual and/or atypical in nature. Such transactions, when not dictated by specific laws, are nevertheless regulated by market conditions.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the consolidated separate income statements, consolidated statements of financial position and consolidated statements of cash flows.

The figures in the separate consolidated income statements and consolidated statements of cash flows for the years 2010 are compared to those for the years 2009 and 2008, while the figures in the consolidated statements of financial position at December 31, 2010 are compared to those at December 31, 2009.

The effects on the individual line items of the separate consolidated income statements for the years 2010, 2009 and 2008 are as follows:

Separate consolidated income statement line items 2010

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Revenues	27,571	130	22	876	—	—	1,028	—	1,028	3.7
Other income	255	2	—	4	—	—	6	—	6	2.4
Acquisition of goods and services	11,383	85	25	522	—	—	632	—	632	5.6
Employee benefits expenses	4,021	—	—	4	93	15	112	—	112	2.8
Gains (losses) on disposals of non-current assets	11	—	—	(1)	—	—	(1)	—	(1)	—
Finance income	3,081	—	—	153	—	—	153	—	153	5.0
Finance expenses	5,155	37		48			85		85	1.6

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Separate consolidated income statement line items 2009

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Revenues	26,894	204	26	784	—	—	1,014	(36)	978	3.6
Other income	280	3	—	3	—	—	6	—	6	2.1
Acquisition of goods and services	11,480	91	6	560	—	—	657	(126)	531	4.6
Employee benefits expenses	3,734	—	—	4	92	15	111	—	111	3.0
Finance income	2,561	—	—	64	—	—	64	—	64	2.5
Finance expenses	4,731	31	—	248	—	—	279	—	279	5.9

Profit (loss) from Discontinued operations/Non-current assets held for sale		—	—	(90)	—	—	(90)

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Separate consolidated income statement line items 2008

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Revenues	28,746	186	22	841	—	—	1,049	(28)	1,021	3.5
Other income	308	3	4	5	—	—	12	—	12	3.9
Acquisition of goods and services	13,120	127	32	579	—	—	738	(106)	632	4.8
Employee benefits expenses	4,114	—	—	4	94	36	134	—	134	3.3
Other operating expenses	1,349	—	—	1	—	—	1	—	1	0.1
Finance income	3,748	2	—	345	—	—	347	—	347	9.3
Finance expenses	6,359	33	—	54	—	—	87	—	87	1.4

Profit (loss) from Discontinued operations/Non-current assets held for sale	(39)	—	—	(79)	—	—	(79)

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of financial position at December 31, 2010 and at December 31, 2009 are as follows:

Consolidated statement of financial position line items at December 31, 2010

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Securities, financial receivables and other non-current financial assets	1,863	—	—	109	—	—	109	—	109	5.9
Securities other than investments (current assets)	1,316	—	—	14	—	—	14	—	14	1.1
Financial receivables and other current financial assets	438	—	—	23	—	—	23	—	23	5.3
Cash and cash equivalents	5,526	—	—	113	—	—	113	—	113	2.0
Non-current financial liabilities	34,348	193	—	238	—	—	431	—	431	1.3
Current financial liabilities	6,882	118	—	128	—	—	246	—	246	3.6
Miscellaneous receivables and other non-current assets	934	15	—	—	—	—	15	—	15	1.6
Trade and miscellaneous receivables and other current assets	7,790	65	1	204	—	—	270	—	270	3.5
Discontinued assets/Non-current assets held for sale of a non-financial nature	389	—	—	—	—	—	—	—	—	—
Miscellaneous payables and other non-current liabilities	1,086	—	—	4	—	—	4	—	4	0.4
Trade and miscellaneous payables and other current liabilities	10,954	18	39	236	32	—	325	—	325	3.0

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items at December 31, 2009

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Securities, financial receivables and other non-current financial assets	1,119	—	—	48	—	—	48	—	48	4.3
Securities other than investments (current assets)	1,843	—	—	—	—	—	—	—	—	—
Financial receivables and other current financial assets	1,103	—	—	22	—	—	22	—	22	2.0
Cash and cash equivalents	5,504	—	—	48	—	—	48	—	48	0.9
Discontinued assets/Non-current assets held for sale of a financial nature	81	—	—	—	—	—	—	—	—	—
Non-current financial liabilities	36,797	221	—	254	—	—	475	—	475	1.3
Current financial liabilities	6,941	128	—	413	—	—	541	—	541	7.8
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	659	—	—	—	—	—	—	—	—	—
Miscellaneous receivables and other non-current assets	893	26	—	—	—	—	26	—	26	2.9
Trade and miscellaneous receivables and other current assets	7,447	120	6	163	—	—	289	8	281	3.8
Discontinued assets/Non-current assets held for sale of a non-financial nature	1,152	—	—	8	—	—	8	—	—	—
Miscellaneous payables and other non-current liabilities	1,084	—	23	3	—	—	26	1	25	2.3
Trade and miscellaneous payables and other current liabilities	11,020	57	4	305	31	—	397	32	365	3.3

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	308	—	—	33	—	—	33

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of cash flows for the years 2010, 2009 and 2008 are as follows:

Consolidated statement of cash flows line items 2010

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,583	2	59	1	—	—	62	—	62	1.4
Dividends paid	1,093	—	—	163	1	—	164	—	164	15.0

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated statement of cash flows line items 2009

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,543	3	—	19	—	—	22	(19)	3	0.1
Dividends paid	1,050	—	—	176	1	—	177	—	177	16.9
Cash flows from (used in) Discontinued operations/non-current assets held for sale	61	—	—	19	—	—	19	—	—	—

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated statement of cash flows line items 2008

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	5,040	5	236	37	—	—	278	(38)	240	4.8
Dividends paid	1,665	—	—	281	—	—	281	—	281	16.9
Cash flows from (used in) Discontinued operations/non-current assets held for sale	(41)	—	2	36	—	—	38	—	—	—

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

Separate consolidated income statement line items	2010	2009	2008	Type of contract
	(millions of euros)
Revenues
• EtecSA	5	5	5	International telecommunications services, roaming and technical assistance
• LI.SIT. S.p.A.	3	25	15	Lombardy Region social health system information networking and telephone services
• NordCom S.p.A.	3	2	1	Supply of telephone services and data network connections, applications software and call center services
• Telbios S.p.A.	2	2	1	Supply of telephone services, ADSL lines, sale of equipment and property leases
• Teleleasing S.p.A.	115	167	164	Sale of equipment as per the 2000 collaboration agreement
• Telecom Media News S.p.A.	1	1	—	Fixed and mobile telephone services, property leases and administrative outsourcing
• Xtramedia	—	1	—	Connectivity internet service and custom operation
• Other minor companies	1	1	—

Total revenues	130	204	186

Other income	2	3	3	Recovery of costs of personnel on secondment and recovery of costs for services rendered

Acquisition of goods and services
• EtecSA	63	70	81	International telecommunications services and roaming
• NordCom S.p.A.	2	2	1	Purchase and development of computer solutions and hardware hire
• Telbios	4	6	6	Supply of audio/visual services and products and hardware systems and software for remote medicine offerings
• Teleleasing S.p.A.	7	8	34	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
• Tiglio I S.r.l	4	3	4	Lease of properties
• Telecom Media News S.p.A.	4	2	—	Supply of information contents for TimSpot services, photo and services for intranet and press agencies
• Other minor companies	1	—	1

Total acquisition of goods and services	85	91	127

Finance income	—	—	2	Interest income on loans granted to Aree Urbane S.r.l.

Financeexpenses
• Teleleasing S.p.A	27	30	32	Interest expenses on finance leases
• Other minor companies	10	1	1

Total finance expenses	37	31	33

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2010	As of December 31, 2009	Type of contract
	(millions of euros)
Non current financial liabilities
• Teleleasing S.p.A.	192	220	Finance lease and treasure account
• Tiglio I S.r.l.	1	1	Sale and leaseback transactions

Total non current financial liabilities	193	221

Current financial liabilities	118	128	Finance lease and treasury account with Teleleasing S.p.A.

Miscellaneous receivables and other non current assets	15	26	Miscellaneous receivables net of provision for bad debts

Trade and miscellaneous receivables and other current assets
• EtecSA	29	28	International telecommunications services, roaming and dividends to be collected
• LI.SIT. S.p.A.	—	19	Lombardy Region social health system Information networking and telephone services
• Nord.Com S.p.A.	1	1	Supply of data network connections and applications software
• Telbios S.p.A.	—	4	Supply of telephone services, ADSL lines, sale of equipment and property leases
• Teleleasing S.p.A.	33	65	Sale of equipment as per the 2000 collaboration agreement
• Telecom Media News S.p.A.	1	1	Property leases and telecommunications services
• Xtramedia Services B.V.	—	1	Internet connectivity services and custom operation
• Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	65	120

Trade and miscellaneous payables and other current liabilities
• EtecSA	2	7	Telecommunications services and roaming
• LI.SIT. S.p.A.	—	20	Deferred financial income on the information networking project of the Lombardy Region social health system
• Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets and professional services
• Nord.Com S.p.A.	1	1	Purchase and development of computer solutions
• Telbios S.p.A.	—	5	Supply of audio/visual services and equipment and hardware systems and software for remote medicine offerings
• Teleleasing S.p.A.	11	19	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
• Telecom Media News S.p.A.	1	2	Press agencies Services and supply of information content
• Tiglio I S.r.l.	2	1	Lease of properties
• Other minor companies	—	1

Total trade and miscellaneous payables and other current liabilities	18	57

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items	2010	2009	2008	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	2	3	5	Acquisition from other minor companies

TRANSACTIONS WITH COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

Following the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, the total percentage interest held by the Telecom Italia Group—through ordinary and preferred shares—rose from 19.37% to 34.68%, with the concomitant modification of governance. Therefore, from that date, the company is considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

On October 13, 2010, the Sofora group entered the scope of consolidation following the acquisition of an additional 8% stake in the share capital of Sofora Telecomunicaciones S.A., the holding company of the Telecom Argentina group. Up to that date, Sofora Telecomunicaciones S.A. was an associate and therefore a related party; the companies controlled by Sofora Telecomunicaciones S.A. were related parties in that they were subsidiaries of associates.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items	2010	2009	2008	Type of contract
	(millions of euros)
Revenues
• Italtel group	1	—	2	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
• Sofora group—Telecom Argentina	21	26	20

Services of international telecommunications and roaming; service of data and voice; supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services

Total revenues	22	26	22

Other income	—	—	4	Commercial settlement with the Italtel group

Acquisition of goods and services
• Italtel group	21	—	25	Hardware revision services, software development and maintenance and assistance contracts
• Sofora group—Telecom Argentina	4	6	7	International telecommunications services and roaming

Total acquisition of goods and services	25	6	32

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2010	As of December 31, 2009	Type of contract
	(millions of euros)
Trade and miscellaneous receivables and other current assets
• Italtel group	1	—	Supply contracts related to CAPEX and OPEX
• Sofora group—Telecom Argentina	—	6	Services of international telecommunications and roaming; service of data and voice; supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services

Total trade and miscellaneous receivables and other current assets	1	6

Miscellaneous payables and other non current liabilities	—	23	Medium/long-term portion of deferred income for the supply of “IRU” transmission capacity to the Sofora group and Telecom Argentina group

Trade and miscellaneous payables and other current liabilities
• Italtel group	39	—	Hardware revision services, software development and maintenance and assistance contracts
• Sofora group—Telecom Argentina	—	4	International telecommunications services, roaming and the short-term portion of deferred income for the supply of “IRU” transmission capacity

Total trade and miscellaneous payables and other current liabilities	39	4

Consolidated statement of cash flows line items	2010	2009	2008	Type of contract
	(millions of euros)

Purchase of intangible and tangible assets on an accrual basis	59	—	236	Telecommunications devices from Italtel Group

At December 31, 2010, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 16 million euros (16 million euros al 12/31/2009), of which, on behalf of: Aree Urbane S.r.l. 5 million euros (11 million euros at 12/31/2009), EtecSA (Cuba) 3 million euros (3 million euros at 12/31/2009), TM News S.p.A. 2 million euros (2 million euros at 12/31/2009) and Italtel Group 6 million euros. Furthermore, weak comfort letters have also been provided for a total of 32 million euros (34 million euros at 12/31/2009) on behalf of EtecSA (Cuba) on vendor loans.

TRANSACTIONS WITH OTHER RELATED PARTIES (through Directors, Statutory Auditors and Key Managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom the companies of the Edizione Holding group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group were related parties of Telecom Italia); the shareholders’ meeting held on April 8, 2009 later confirmed this appointment.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On December 22, 2009, the director Stefano Cao resigned from office. Consequently, the income statement transactions reported in the following tables, with respect to the Edizione group, include the income statement transactions with the Edizione Holding group from January 1, to March 31, 2009 and the Sintonia group from January 1, to December 22, 2009.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2010	2009	2008	Type of contract
	(millions of euros)
Revenues
• ATM group	1	1	—	Supply of personalized services and network business data
• Edizione group	—	7	9	Supply of telephone and data transmission services outsourced managed with dedicated assistance work on network
• Generali group	62	53	51	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
• Intesa SanPaolo group	95	121	128	Telephone, data and international network services, ICT services, LAN network management and applications platform
• Mediobanca group	6	6	7	Telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	712	596	637	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
• Other minor companies and companies that are no longer related parties	—	—	9

Total revenues	876	784	841

Other income	4	3	5	Damage compensation from the Generali group

Acquisition of goods and services
• China Unicom group	1	2	—	International telecommunication services and roaming services
• Edizione group	—	8	6	Sponsorships, commissions for the sale of prepaid telephone cards, Fees for laying telephone cables along expressways and TV and internet rights connected with sports events
• Generali group	27	25	25	Insurance premiums and property leases
• Intesa SanPaolo group	13	16	20	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
• Mediobanca group	4	2	2	Credit recovery activities
• Telefónica group	477	507	500	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
• Other, no longer related parties	—	—	26

Total acquisition of goods and services	522	560	579

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	2010	2009	2008	Type of contract
	(millions of euros)
Employee benefits expenses	4	4	4	Non-obligatory employee insurance taken out with the Generali group

Other operating expenses	—	—	1	Commercial settlement with the Intesa SanPaolo group

Gains (losses) on disposal of non-current assets	(1)	—	—	Expenses for charges and fees to Mediobanca and Banca Intesa incurred for investment sales transactions

Finance income
• Intesa SanPaolo group	122	33	281	Bank accounts, deposits and hedging derivatives
• Mediobanca group	31	31	64	Bank accounts, deposits and hedging derivatives

Total Finance Income	153	64	345

Finance expenses
• Intesa SanPaolo group	26	29	38	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
• Mediobanca group	22	219	16	Term Loan Facility and Revolving Credit Facility and hedging derivatives

Total Finance expenses	48	248	54

Profit (loss) from Discontinued Operations/Non-current assets held for sale
• Telefónica group	—	(90)	(78)	Interconnection and roaming services of HanseNet GmbH (included in Discontinued Operations) to Telefonica group
• Mediobanca group	—	—	(1)	Incidental expenses with the Mediobanca group for the sale of the Liberty Surf group

Total Profit (loss) from Discontinued Operations/Non-current assets held for sale	—	(90)	(79)

Consolidated statement of financial position line items	As of December 31, 2010	As of December 31, 2009	Type of contract
	(millions of euros)
Securities, financial receivables and other non-current financial assets
• Intesa SanPaolo group	81	43	Hedging derivatives
• Mediobanca group	28	5	Hedging derivatives

Total securities, financial receivables and other non-current financial assets	109	48

Securities other than investments (Current assets)
• Generali group	2	—	Bonds
• Intesa SanPaolo group	7	—	Bonds
• Mediobanca group	5	—	Bonds

Total securities other than investments (Current assets)	14	—

Financial receivables and other current financial assets
• Intesa SanPaolo group	10	8	Hedging derivatives
• Mediobanca group	13	14	Hedging derivatives

Total financial receivables and other current financial assets	23	22

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2010	As of December 31, 2009	Type of contract
	(millions of euros)
Cash and cash equivalents	113	48	Bank accounts and deposits with Intesa SanPaolo group

Non-current financial liabilities
• Intesa San Paolo group	176	192	Revolving Credit Facility, hedging derivatives, loans and financial lease liabilities
• Mediobanca group	62	62	Revolving Credit Facility and hedging derivatives

Total non-current financial liabilities	238	254

Current financial liabilities
• Intesa SanPaolo group	127	344	Bank accounts, hedging derivatives, finance lease liabilities and other financial payables
• Mediobanca group	1	69	Hedging derivatives

Total current financial liabilities	128	413

Other statement of financial position line items
Trade and miscellaneous receivable and other current assets
• ATM group	1	—	Supply of personalized services and business data network
• China Unicom group	1	1	Supply of international telecommunications services and roaming
• Generali group	26	26	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
• Intesa SanPaolo group	89	51	Supply of telephone and data and international network services, ICT services, LAN network management and applications platform
• Mediobanca group	—	2	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	86	83	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
• Other minor companies	1	—

Total trade and miscellaneous receivables and other current assets	204	163

Discontinued assets/Non-current assets held for sale of a non-financial nature	—	8	Interconnection services and roaming of HanseNet GmbH (included in Discontinued Operations) to the Telefónica group

Miscellaneous payables and other non-current liabilities	4	3	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2010	As of December 31, 2009	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities
• A1 Investments group	1	—	Acquisition of “FISM rights”
• China Unicom group	1	1	International telecommunications services and roaming
• Intesa SanPaolo group	159	213	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
• Mediobanca group	1	2	Credit recovery activities and factoring commissions
• Telefónica group	73	89	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
• Other minor companies	1	—

Total trade and miscellaneous payables and other current liabilities	236	305

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	—	33

Interconnection services, roaming and other TLC activities of the company to be sold Elettra TLC S.p.A. (at 6/30/2010) and the company in discontinued operations HanseNet GmbH (at 12/31/2009) with the Telefónica group

Consolidated statement of cash flows line items	2010	2009	2008	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on accrual basis
• Telefónica group	—	19	36	Capitalization of costs connected with unbundling in Germany
• A1 Investments group	1	—	—	Capitalization of costs connected with “FISM rights”
• Other minor companies and companies that are no longer related parties	—	—	1

Total purchase of intangible and tangible assets on an accrual basis	1	19	37

Dividends paid
Telco	150	164	262	Dividends paid
Other minor	13	12	18	Dividends paid

Total dividends paid	163	176	280

Indefeasible Right of Use (IRU) between the Telecom Group and the Telefónica group

In the month of November 2009, the Telecom Italia Group (through its subsidiary LAN MED Nautilus Ltd. the former Latin American Nautilus Ltd.) and the Telefónica group (through its subsidiary TIWS—Telefónica International Wholesale Services) signed twin Capacity Sale Agreements for the reciprocal sale of lambdas (transmission capacity streams at 10 Gbit/s) on their submarine networks operating between North and South America.

These are multi-year contracts for the reciprocal exchange of up to nine lambdas by interconnecting the two ring-configured networks that both companies operate in South America. From an economic standpoint, the transactions have been agreed at the current market terms generally applied in normal sales transactions.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For the year 2009, in which LAN MED Nautilus Ltd. sold three lambdas with a linear configuration on both sides of the continent, the transaction was worth US$69.6 million (or 47 million euros). As consideration, from a technical and economic standpoint, the counterpart buyer sold equivalent transmission capacity.

The contract was in the form of an IRU (Indefeasible Right of Use) for use over a period of 15 years.

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

Since these transactions provided for the reciprocal exchange of similar capacity, in accordance with paragraph 12 of IAS 18—Revenues, no assets, liabilities, revenues or expenses were recognized in the consolidated financial statements.

Sale of HanseNet Telekommunikation GmbH to the Telefónica group

On February 16, 2010, after having obtained the necessary authorizations from the competent authorities, the sale of HanseNet Telekommunikation GmbH to Telefónica group was finalized. HanseNet (an operator in the retail market of broadband services in Germany) was a 100%-owned subsidiary of Telecom Italia S.p.A. through the holding in Telecom Italia Deutschland Holding GmbH. The sales price of the company was based on the enterprise value of 900 million euros.

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

Separate consolidated income statements line items	2010	2009	2008	Type of contract
	(millions of euros)
Employee benefits expenses
• Fontedir	13	14	15	Contributions to pension funds
• Telemaco	74	74	72
• Other Italian and foreign pension funds	6	4	7

Total employee benefits expenses	93	92	94

Consolidated statement of financial position line items	As of December 31, 2010	As of December 31, 2009	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities
• Fontedir	5	5	Payables for contributions to pension funds
• Telemaco	25	25
• Other Italian and foreign pension funds	2	1

Total trade and miscellaneous payables and other current liabilities	32	31

* * *

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Remuneration to key managers

The total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 15 million euros in 2010 (15.4 million euros in 2009), analyzed as follows:

	2010	2009
	(millions of euros)
Short-term remuneration	(1)11.7	(4)14.2
Long-term remuneration	(2)1.7	—
Employment termination benefit incentives	(3)0.4	—
Share-based payments(*)	1.2	(5) 1.2

	15.0	15.4

(1)	Of which 0.3 million euros recorded by the subsidiary Telecom Argentina S.A..

(2)	Of which 0.2 million euros recorded by the subsidiary Telecom Argentina S.A..

(3)	Of which 0.4 million euros recorded by the subsidiary Telecom Argentina S.A..

(4)	Of which 0.6 million euros recorded by the subsidiary Telecom Italia Media S.p.A.

(5)	Of which 0.04 million euros recorded by the subsidiary Telecom Italia Media S.p.A.

(*)	This is the fair value of rights at December 31, under the Telecom Italia incentive plans (PSG and TOP 2008).

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia Group, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.

Managers:
Franco Bertone(1)	Direcciòn General Ejecutiva (CEO) Telecom Argentina
Oscar Cicchetti	Head of Technology & Operations
Stefano Ciurli	Head of Purchasing
Antonino Cusimano	Head of Corporate Legal Affairs
Luca Luciani	Director Chairman of Tim Brasil
Andrea Mangoni	Head of Administration, Finance and Control
Head of International Business
Antonio Migliardi	Head of Human Resources and Organization
Marco Patuano	Head of Domestic Market Operations

(1)	from October 13, 2010.

NOTE 45—EQUITY COMPENSATION PLANS

Equity compensation plans in effect at December 31, 2010 and at December 31, 2009 relate to the following:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A.—renamed Telecom Italia S.p.A.—and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia ordinary shares;

•

rights to the allotment of bonus Telecom Italia ordinary shares based on the effective period of participation in the plan by each of the beneficiaries and, in some cases, the degree to which they have reached pre-fixed performance targets.

These plans are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

The Telecom Italia compensation plans are described in the following paragraphs.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The principal features of the stock option plans in effect at December 31, 2010 and 2009 are summarized below.

Stock Option Plans (Date of Shareholders’ meeting)						Original Grant		Exercise period		Equivalent Options Outstanding at
	BoD Grant Date (Grantees)	Lot	Exchange Ratio(1)	Exercise Price of Options(2) (euros)	Exercise Price of Equivalent Options(3) (euros)	No. of Options	No. of Equivalent Options	from	to	12/31/2009	12/31/2010
2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single	1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	11,400,000	8,550,000
2002 Top Plan (6/12/2001- 5/26/2003)	2/13/2002 (16 Top Managers)	2°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	—	—
		3°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	5,941,567	—
2002 Plan granted in March (12/15/1998-8/10/2000-5/3/2001-5/26/2003)	3/26/2002 (Managers of the Group)	2°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	—	—
		3°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	16,929,390
2002 Plan granted in August (12/15/1998-8/10/2000-5/3/2001-5/26/2003	8/1/2002 (Managers of the Group)	2°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	—	—
		3°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	224,457	—
2003 – 2005 Plan (10/10/2000- 4/7/2005)	5/6/2002 (Managers and employees of the Group)	2°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	—	—
		3°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,212,557

Total										35,707,971	8,550,000

(1)	Number of Telecom Italia ordinary shares granted for the exercise of one option.

(2)	Original exercise price established for the exercise of one option.

(3)	Subscription price of one Telecom Italia S.p.A. ordinary share coming from the exercise of one equivalent option.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	“Stock Option 2002 Top Plan”: options not subject to reaching performance targets.

•	“Stock Option 2002 Plan”: options not subject to reaching performance targets. Priority given to Group management who are already beneficiaries of the Stock Option 2000 Plan.

•

“Stock Option Plans 2003-2005”:    options not subject to reaching performance targets. Priority given to Group management who are already beneficiaries of TIM’s Stock Option 2001-2003 Plan and Supplementary Stock Option 2001-2003 Plan.

•

“Stock Option 2008 Top Plan”:    options granted to the chairman and the CEO, which can be exercised at the end of the vesting period, for a period of three years starting from the grant date, on condition that the beneficiaries remain as directors of the Company up to the date of the shareholders’ meeting called to approve the financial statements for the year 2010 and except in the case of pre-set assumptions for the early vesting of part of the options granted.

The exercisability of 75% of the options granted is not subject to performance targets while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the Index) in the DJ STOXX TLC Index.

At the end of 2010, the options subject to performance conditions were forfeit since the Telecom Italia TSR did not reach the median of the panel of reference; therefore, the number of options outstanding at December 31, 2010, and which will become exercisable at the end of the vesting period, is equal to 75% of the options granted.

The exercisability of the options is valid for a period of three years starting from the end of the vesting period (or at the early vesting date). Options that are not exercised by end of the exercisability period will lapse. It is understood that, if the directors continue their relationship with the Company, for a year from the end of the vesting period, the beneficiaries have open availability up to a maximum of 50% of the shares purchasable by exercising the exercisable options.

The fair value of the options of the 2008 Top Plan was determined overall at the grant date (April 15, 2008) in an amount of 2,593 thousand euros and will be recognized in equity over the vesting period of the options with a contra-entry entry to “Employee benefits expenses”; the amount charged to income in 2010 was 864 thousand euros.

The fair value of the options has been calculating by applying the Montecarlo method and using the following calculation parameters:

•	exercise price: 1.95 euros per share;

•

current price:    in relation to the performance targets set in the Plan, the share market prices have been considered at the grant date for Telecom Italia (1.40 euros per share (p.s.)) and for other leading companies in the telecommunications sector (Vodafone: 1.88 euros p.s., Telefónica: 18.6 euros p.s., France Telecom: 2.2 euros p.s., Deutsche Telekom: 11.19 euros p.s., British Telecom: 2.68 euros p.s., KPN: 11.38 euros p.s., Telia Sonera: 4.76 euros p.s., Telenor: 12.39 euros p.s. and OTE: 18.26 euros p.s.);

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

•

risk-free interest rate:    this is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with expirations commensurate with the life of the option (3.7485% for 6 years).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

During 2010 and, 2009 no options were exercised.

The market prices of Telecom Italia ordinary shares at December 31, 2009 and 2010 were respectively 1.0920 euros and 0.9711 euros, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

In 2010, the Stock Option Plans 2002 Top, 2002 and 2003-2005 lapsed since the terms for exercising the options expired.

Aggregate movements in all Telecom Italia stock option plans in 2009 and 2010 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option
		(euros)
Options outstanding at December 31, 2008	59,073,999	2.70
Of which: Options exercisable at December 31, 2008	47,673,999	2.88
Granted during the year	—	—
Exercised during the year	—	—
Forfeit[1] during the year	—	—
Lapsed[2] during the year	(4,612,956)	2.86
Expired[3] during the year	(18,753,072)	2.89

Options outstanding at December 31, 2009	35,707,971	2.59
Of which: Options exercisable at December 31, 2009	24,307,971	2.89
Granted during the year	—	—
Exercised during the year	—	—
Forfeit[1] during the year	(2,850,000)	1.95
Lapsed[2] during the year	(1,152,662)	2.93
Expired[3] during the year	(23,155,309)	2.89

Options outstanding at December 31, 2010	8,550,000	1.95
Of which: Options exercisable at December 31, 2010	—	—

(1)	These equivalent options are forfeit since they could no longer be exercised as a result of failure to reach performance targets.

(2)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(3)	These equivalent options expired since they were not exercised during the stated period.

The following tables show the Telecom Italia stock option plans existing at December 31, 2010 and 2009 grouped by the exercise price range, the residual weighted average life and the weighted average grant price of the equivalent options:

Price Range	Equivalent Options Outstanding at December 31, 2010			Equivalent Options Exercisable at December 31, 2010
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(euros)		(years)	(euros)		(euros)
1.95	8,550,000	3.29	1.95	—	—

	8,550,000			—	—

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Price Range	Equivalent Options Outstanding at December 31, 2009			Equivalent Options Exercisable at December 31, 2009
	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
(euros)		(years)	(euros)		(euros)
1.95	11,400,000	4.29	1.95	—	—
2.41	224,457	0.17	2.41	224,457	2.41
2.78 – 2.94	24,083,514	0.18	2.89	24,083,514	2.89

	35,707,971			24,307,971

Performance Share Granting Plan—Telecom Italia S.p.A.

The Telecom Italia board of directors in its meeting held on August 8, 2008 passed a resolution to introduce the plan to grant bonus Telecom Italia ordinary shares under the “Performance Share Granting” plan approved by the shareholders’ meeting held on April 16, 2007. The plan grants beneficiaries (top management of Telecom Italia or its subsidiaries) the right to a pre-set maximum and variable number of bonus shares, according to the period of each single beneficiary’s effective participation in the plan and the extent to which the pre-set share performance targets, reported below, have been reached (reference can be made to the specific information document published on August 9, 2008 and the communications published on September 16, 2008, October 1, 2009, January 1, 2010 and July 1, 2010).

The beneficiaries of the Plan include, among others, the executive directors of companies controlled by Telecom Italia S.p.A..

The situation as at December 31, 2010 shows that the number of the shares that could potentially be effectively allotted based on the rights granted is equal to 10,225,800 (of which 9,166,200 to Telecom Italia employees and 1,059,600 to executive directors of subsidiaries).

For each recipient, the maximum number of ordinary shares under the Full Grant was determined on the basis of the beneficiary’s organizational role, as a ratio between a multiple of the fixed annual compensation and the ordinary share trading price on March 5, 2008.

The Plan covers a period of three years, from July 1, 2008 to June 30, 2011.

As far as the Performance Targets are concerned, the Plan rewards the profit and equity return on the investment made by shareholders, measured using the Total Shareholder Return of Telecom Italia (TI TSR) during the Incentive Period. In particular, the number of shares vested is calculated as the percentage of the full grant on the basis of the degree to which the following targets have been reached:

•	an “absolute” TI TSR target: 20% of the full grant is conditional on this target;

•	a “relative” TI TSR target: 80% of the full grant is conditional on this target.

The TI TSR calculation conventionally assumes that the initial value is the share trading price on March 5, 2008 (the day before the board of directors’ meeting which approved the 2008-2010 strategic guidelines). The absolute TI TSR target value was set in the amount of 40% in relation to the entire three-year period of the Plan July 1, 2008 – June 30, 2011.

The relative TI TSR is an indicator of performance compared to market, represented by the variance of the TI TSR compared to the TSR of the Dow Jones Stoxx Index TLC sector (DJTLC—Bloomberg ticker SXKP). In relation to the three-year Plan, the ordinary shares can be granted starting from when the TSR of the Index is reached (corresponding to the vesting of shares equal to 10% of the full grant). For higher variance values, the number of shares vested grows until it reaches 80% of the full grant, in correspondence to a variance equal to or higher than +50%.

The fair value of the rights of the Performance Share Granting Plan, originally determined as a total of 2,593 thousand euros, at December 31, 2009 was equal to 2,551 thousand euros. During 2010, new options of the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Performance Share Granting Plant were granted and others were forfeited; therefore, the fair value of the rights at December 31, 2010 – equal to 2,356 thousand euros (of which 2,147 thousand euros refers to employees of Telecom Italia) and determined based on the increase of 288 thousand euros due to the options granted on January 1, 2010 and July 1, 2010 and following the decrease of 483 thousand euros owing to options forfeited during the year—is recognized in equity over the vesting period of the rights with a contra-entry to “employees benefits expenses”, for 2,356 thousand euros (the charge to the 2010 income statement is 850 thousand euros).

The per unit fair value of the rights granted under the Performance Share Granting plan on September 8, 2008 and September 16, 2008 was determined at each grant date by applying the Montecarlo method and using the following calculation parameters at each grant date:

•	exercise price: equal to zero;

•

current price:    in compliance with the regulation, for Telecom Italia this is represented by the share trading price on March 5, 2008 equal to 1.615 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2008 equal to 281.65 euros;

•

TI volatility:    historical volatility values of one year were assumed, taken over the three previous years, and, respectively, 34.94% for the rights granted September 8, 2008 and 35.36% for the rights granted September 16, 2008;

•	option period: three years from June 30, 2008 to June 30, 2011;

•

expected dividends:    for each grant, the dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.08 euros per share);

•

risk-free interest rate:    this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, respectively, 3.879% for the rights granted September 8, 2008 and 3.685% for the rights granted September 16, 2008.

The per unit fair value of the rights granted under the Performance Share Granting Plan on October 1, 2009 and January 1, 2010 was determined at each grant date by applying the Montecarlo method and using the following calculation parameters at each grant date:

•	exercise price: equal to zero;

•

current price:    in compliance with the regulation, for Telecom Italia this is represented by the average of the share trading prices in June 2009 equal to 0.96168 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2009 equal to 214.01318 euros;

•

TI volatility:    historical volatility values of one year were assumed, respectively taken over the two previous years and equal to 50.029% for the rights granted on October 1, 2009, taken over the previous 1.5 years and 37.781% for the rights granted on January 1, 2010;

•	option period: two years from June 30, 2009 to June 30, 2011;

•

expected dividends:    for each grant, the dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share);

•

risk-free interest rate:    this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted, respectively 1.222% for the rights granted on October 1, 2009 and 1.2742% for the rights granted on January 1, 2010.

The per unit fair value of the rights granted under the Performance Share Granting Plan on July 1, 2010 was determined at the grant date by applying the Montecarlo method and using the following calculation parameters:

•	exercise price: equal to zero;

•

current price:    in compliance with the regulation, for Telecom Italia this is represented by the average of the share trading prices in June 2010 equal to 0.94 euros; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2010 equal to 245.65 euros;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	TI volatility: historical volatility values of one year were assumed taken over the two previous years and equal to 31.196%;

•	option period: one year from June 30, 2009 to June 30, 2011;

•

expected dividends:    for each grant, the dividends were assumed to be constant over the life of the rights granted on the basis of the latest dividends paid on Telecom Italia ordinary shares (0.05 euros per share);

•

risk-free interest rate:    this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euros) with maturities commensurate with the life of the rights granted and equal to 0.468%.

LTI Plan 2010 – 2015

The Telecom Italia board of directors in its meeting of February 25, 2010 voted to submit the Long Term Incentive Plan 2010-2015 (LTI Plan) to the April 29, 2010 shareholders’ meeting which approved the Plan on that date. The Plan provides for distributing, to a chosen number of management, who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets. Under the Plan, the beneficiaries have the option of investing 50% of the bonus in Telecom Italia (issuer) ordinary shares at market price and – retaining the shares and maintaining an employment relationship with companies of the Group for the next two years – the bonus allotment of an equal number of ordinary shares (reference can be made to the specific information document published on April 13, 2010 and the communication published on July 29, 2010, the date on which the CEO identified 121 beneficiaries of the Plan). Beginning in 2010, each year, if the board of directors so decides, an additional LTI Plan could be introduced, establishing each time the conditions for entrance and performance measurement.

None of the members of the Telecom Italia board of directors is a beneficiary of the Plan. Beneficiaries, instead, can be managers who hold pro tempore positions in subsidiaries of the issuer. For each beneficiary, the bonus is determined in relation to the person’s organizational role and strategic potential as a percentage of the beneficiary’s fixed annual compensation.

Specifically, the total maximum bonus available to the beneficiaries is 8,754,600 euros to be paid in cash in the early months of 2013 and will vary in relation to reaching the pre-set three-year 2010-2012 performance targets. At the same time, the beneficiaries will have the option of investing 50% of the bonus in Telecom Italia ordinary shares as part of a share capital increase in cash reserved for the beneficiaries; the subscription price will be set on the basis of the market price at the date of the offering. The maximum equivalent amount of the reserved capital increase will therefore be equal to 4,377,300 euros.

Beneficiaries who retain the subscribed shares for two years, as described above, subject to being in the employ of companies of the Telecom Italia Group, in the early months 2015 will be allocated profits, under ex art. 2349 of the Italian Civil Code, through the issue of one bonus share for every subscribed share. The allotment of the bonus shares is not related to performance targets. Indicatively, in reference to the situation at December 31, 2010, the shares that could potentially be effectively allotted based on the rights granted are 4,507,568 (at the moment, these are all reserved for the 121 employees of Telecom Italia identified on July 29, 2010 and still in service at December 31, 2010).

The Plan covers a period of five years, from the beginning of 2010 to the first months of 2015 – when the bonus shares could be issued which are related to those paid and issued at the beginning of 2013. As far as the performance targets are concerned, during the incentive period, the Plan rewards both the profit and equity return on the investment made by the shareholders, measured using the Total Shareholder Return of Telecom Italia (TI TSR) and the financial result, measured in terms of Free Cash Flow (FACT).

In particular:

•

the payment of 65% of the bonus will be linked to the TI TSR of the three-year period 2010-2012 compared to a basket made up of the 15 largest European telecommunications companies, with a payment of the bonus varying from 0% to 150% of the amount based on Telecom Italia’s positioning in the list of peers;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the payment of 35%, instead, will be linked to an absolute performance indicator represented by the cumulative FCF during the period 2010-2012, with a payment of the bonus varying from 0% to 150% of the amount based on the degree to which the performance targets have been reached, as per the Business Plan relating to the same three-year period.

The Plan has been accounted for according to IFRS 2 (Share-based payment); the manner of settlement of the bonus includes a right composed of the following elements:

•	a debt component: represented by the Plan beneficiary’s right to ask for payment of the bonus in cash;

•	an equity component: represented by the right to receive 50% of the bonus in shares and the bonus shares at the end of the next two years.

The plan is measured as indicated below. With regard to the debt component:

•

65% linked to reaching TSR targets: calculated as the weighted average of the levels of expected bonus by the probability of fulfillment of the relative TSR scenarios (probability weighted average method); such probability is measured using the Montecarlo method;

•	35% linked to reaching FCF targets: calculated as the bonus level according to the FCF best estimate by making reference to the data of the Telecom Italia three-year plan.

With regard to the equity component, the theoretical value of the right to the bonus share was calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in 3 years. The option measurement model takes into account the following input parameters:

•

spot price: the theoretical price of the Telecom Italia ordinary share three years from the grant date of the plan (the forward price is based on the current price and on the assumptions of dividends and discount rates during the period);

•	exercise price: equal to zero;

•	volatility: historical information relative to the Telecom Italia ordinary share in the year preceding the measurement date;

•	risk-free interest rate: 5 years;

•	expected dividends per share: equal to 0.55 euros in the first year and 0.60 euros in the second year, on the basis of the estimate by the Bloomberg agency;

•	option type: European.

The total value of the equity component also considers that:

•

for the possible purchase of shares at the end of the vesting period, the subscriber will use 50% of the value of the bonus, that is, 50% of the value of the debt component measured as described above; and

•	the purchase price of the shares will be assumed to be equal to the spot price used for the calculation of the theoretical value of the option.

When the LTI Plan 2010/2015 was introduced, its total measurement was 3,422 thousand euros, of which 2,376 thousand euros related to the debt component and 1,046 thousand euros to the equity component. Such measurement was confirmed at December 31, 2010. The relative expense recorded under “employee benefits expenses” in 2010 was 991 thousand euros, or which 792 thousand euros referred to the debt component and 199 thousand euros to the equity component (the latter component was recorded with a contra-entry to equity).

Broad-based Employee Share Ownership Plan 2010 – 2014

The Broad-based Employee Share Ownership Plan 2010/2014, approved by the April 29, 2010 shareholders’ meeting, consists of the offer to subscribe in cash to Telecom Italia ordinary shares at a discount on the market price, reserved for employees of Telecom Italia or companies controlled by Telecom Italia with registered offices

Consolidated Financial Statements	Notes To Consolidated Financial Statements

in Italy. Payment may be made in installments through the payroll and with a further bonus allotment of ordinary shares, subject to retaining the subscribed shares and maintaining an employment relationship with companies of the Telecom Italia Group (reference can be made to the specific information document published on April 13, 2010). The same shareholders’ meeting specifically conferred power for this purpose to the board of directors, which determined 31,000,000 as the maximum number of shares issuable in 2010 for the execution of the first phase of the Plan, 300 shares as the minimum lot subscribable and 3,000 euros as the maximum amount of individual investment—taking into account the exemption, tax and contribution limit, established by art. 51 of the Consolidated Tax Act—compared with the presumable performance of the share in the short-term.

None of the members of the board of directors of Telecom Italia is a beneficiary of the Plan. The Plan, instead, is directed to all employees of the Italian companies of the Group; therefore, beneficiaries can be managers who hold pro tempore positions in subsidiaries of the issuer.

The share offering was carried out from June 28, 2010 to July 9, 2010, with 9,474 employees subscribing to the shares (16% of those entitled). The shares were offered at a per share subscription price of 0.84 euros, corresponding to the arithmetic mean of the share trading prices between May 25, 2010 and June 25, 2010, discounted by 10%. On July 13, 2010, the employees were informed of the result of the subscription request; for accounting purposes that date represents the allotment and measurement date of the rights under the “Broad-based employee share ownership plan”. On July 29, 2010, a total of 27,056,139 Telecom Italia ordinary shares were issued (87% of the maximum number voted by the board of directors’ meeting), of which 24,427,422 are reserved for 8,530 employees of Telecom Italia S.p.A. and 2,628,717 for 944 employees of Italian subsidiaries; consequently, the quantity of shares issuable with the relative bonus capital increase destined to subscribers who for one year retain their shares and maintain an employment relationship with companies of the Telecom Italia Group, at that date, was equal to a maximum of 9,018,713 to be allotted as bonus shares in a ratio of one share for every three subscribed shares.

The Plan is accounted for in accordance with IFRS 2 (Share-based payment). Specifically: the per share fair value of the discount applied for subscription to the shares was calculated as the difference between the market price and the subscription price, defined as follows:

•	subscription price: 0.84 euros;

•	market price: share trading price of Telecom Italia ordinary shares recorded on the electronic screen market of Borsa Italiana S.p.A. on July 13, 2010.

The per share fair value of the discount, multiplied by the number of subscribed shares, gives the total discount, accounted for in full in 2010 in “employee benefits expenses” with a contra-entry to equity equal to 3,431 thousand euros.

The theoretical fair value of the right to the bonus share, instead, was calculated by referring to a 12-month call option on Telecom Italia ordinary shares and using the following input parameters:

•	spot price: the share trading price of Telecom Italia ordinary shares on July 13, 2010 on the electronic screen market of Borsa Italiana S.p.A.;

•	exercise price: equal to zero;

•	volatility: historical information relative to the Telecom Italia ordinary share in the 12 months preceding July 13, 2010;

•	risk-free interest rate: 1 year;

•	expected dividends per share: equal to 0.55 euros on the basis of the estimate by the Bloomberg agency;

•	option type: European.

The fair value of the right, multiplied by the maximum number of bonus shares that can be allotted, equals the total fair value of the rights to the bonus shares at the allotment date (8,190 thousand euros, of which 7,394 thousand euros refers to Telecom Italia S.p.A. and 796 thousand euros to Italian subsidiaries). Following

Consolidated Financial Statements	Notes To Consolidated Financial Statements

the termination of employment relationships, the sales of shares and the intragroup transfer of employees, which took place up to December 31, 2010, the total fair value of the rights to the bonus shares at that date is equal to 8,098 thousand euros, of which 7,311 thousand euros refers to Telecom Italia S.p.A. and 787 thousand euros to Italian subsidiaries. The cost for the year 2010, accounted for in “employee benefits expenses” with a contra-entry to equity, is 3,760 thousand euros.

NOTE 46—OTHER INFORMATION

a)    Exchange rates used to translate the financial statements of foreign operations(*)

	Year-end exchange rates (statements of financial position)			Average exchange rates for the year (income statements and statements of cash flows)
(Local Currency against 1 euro)	12/31/2010	12/31/2009	12/31/2008	Year 2010	Year 2009	Year 2008
Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	25.06100	26.47300	26.87500	25.28441	26.43714	24.95849
HUF Hungarian Forint	277.9500	270.42000	266.70000	275.43744	280.31935	251.64456
CHF Swiss Franc	1.25040	1.48360	1.48500	1.38036	1.50996	1.58686
TRY Turkish Lira	2.06940	2.15470	2.14880	1.99706	2.16256	1.90850
GBP Pound Sterling	0.86075	0.88810	0.95250	0.85804	0.89132	0.79744
RON Romanian Leu	4.26200	4.23630	4.02250	4.21185	4.23826	3.68489
North America
USD U.S. Dollar	1.33620	1.44060	1.39170	1.32620	1.39442	1.47053
Latin America
VEF Venezuelan Bolivar	3.46978	3.09340	2.98840	3.42870	2.99425	3.15768
BOB Bolivian Boliviano	9.36676	10.11300	9.76720	9.30962	9.79228	10.65382
PEN Peruvian Nuevo Sol	3.75086	4.16189	4.37155	3.74631	4.19072	4.28810
ARS Argentinean Peso	5.30994	5.46185	4.80444	5.18735	5.20788	4.64170
CLP Chilean Peso	625.27500	730.74400	888.08600	675.52315	776.67296	763.53892
COP Colombian Peso	2,571.38000	2,943.76000	3,124.48000	2,516.50868	2,990.09031	2,872.07969
MXN Mexican Peso	16.54750	18.92230	19.23330	16.74302	18.79029	16.30980
BRL Brazilian Real	2.22638	2.50837	3.25240	2.33215	2.76933	2.67864
Other countries
ILS Israeli Shekel	4.73775	5.45452	5.27800	4.94668	5.46601	5.25740

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

b)    Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	2010	2009	2008
	(millions of euros)
Research and development costs expensed during year	64	74	79
Development costs capitalized	634	768	623

Total research and development costs (expensed and capitalized)	698	842	702

Moreover, in the separate consolidated income statement for the year 2010 amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 840 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

c)    Operating leases

Revenue related

The Group has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to other interconnecting operators.

At December 31, 2010, the amount of lease installments receivable on non-cancelable lease contracts is equal to 4 million euros (6 million euros at December 31, 2009) and all of them are due within one year.

Expense related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2010, the amount of lease installments payable on non-cancelable lease contracts is the following:

	At December 31, 2010	At December 31, 2009
	(millions of euros)
Within 1 year	234	417
From 2 to 5 years	573	597
After 5 years	65	68

Total	872	1,082

NOTE 47—EVENTS SUBSEQUENT TO DECEMBER 31, 2010

Purchase of Nortel Preferidas B shares (Nortel is a company controlled by Sofora)

On January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., finalized the purchase from Fintech Investment Ltd of 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares, for 65,849,056.00 U.S. dollars. Nortel is the holding company controlling the Telecom Argentina group, and is in turn controlled by Sofora.

The ADSs in question represent 117,587.6 Preferidas B shares, which correspond to 8% of the total Preferidas B shares (without voting rights); taking into account the investment held by Nortel in Telecom Argentina, the Telecom Italia Group’s economic interest in Telecom Argentina went from 16.2% to 18.3%.

Sale of the entire investment held in EtecSA (Cuba)

On January 31, 2011, Telecom Italia International N.V. (a company of the Telecom Italia Group) finalized the sale of its entire 27% investment in the Cuban operator EtecSA to the Cuban financial company Rafin S. A.

The sales transaction provides that the Telecom Italia Group will receive a total amount of 706 million U.S. dollars, of which 500 million U.S. dollars (equal to 365 million euros) has already been paid by the buyer (formally authorized by the Cuban government), while the remaining amount will paid by EtecSA in 36 monthly installments. The receivable is secured by a specific guarantee.

From an economic standpoint, the transaction will have a positive impact on the 2011 separate consolidated income statement of about 15 million euros, in addition to the reversal of the impairment loss of 30 million euros recorded in 2010.

Bond issue

On January 25, 2011, the Parent issued bonds for 1,000 million euros, 5.125% annual coupon and maturity on January 25, 2016. The bonds issued at a price of 99.686 produce a yield of 5.198%.

Bond buyback

Between January 7, 2011 and February 16, 2011, Telecom Italia Finance repurchased a part of the bonds denominated “Telecom Italia Finance 7.5% April 2011” for 50 million euros and the bonds denominated “Telecom Italia Finance 7.25% April 2012” for 187 million euros. In 2009 and 2010, the “Telecom Italia Finance 7.5% April 2011” bonds were bought back for a total of 116 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IRPJ (Imposto de Renda de Pessoa Jurídica—Corporate Income Tax) and CSLL (Contribuição Social sobre o Lucro Líquido—Social Contribution on profits)

On March 22, 2011, TIM Celular, received a notice of tax assessment issued by the Brazilian Federal Revenue Office in the total amount of 1,265 million Brazilian reais (approximately 550 million euros), including penalties and interest, upon completion of a tax audit covering the years 2006, 2007, 2008 and 2009 of TIM Nordeste Telecomunicações S.A. and TIM Nordeste S.A. (formerly denominated Maxitel), companies that were merged in several steps into TIM Celular for the purpose of simplifying the corporate structure in Brazil.

The notice of tax assessment contained a number of matters, of which the most significant are summarized as follows: (i) the disallowance of the deduction of amortization of goodwill related to the acquisition of Tele Nordeste Celular Participações S.A. (“TNC”) which was originally recorded by Bitel Participações S.A. (“Bitel”); (ii) the incorrect exclusion of the goodwill previously amortized by Bitel, 1B2B and TNC, and transferred to the LALUR (Livro de Apuração do Lucro Real—IRPJ Taxable Income report) of the TIM Brasil group operating companies; and (iii) the disallowance of the tax effects of the merger between TIM Nordeste Telecomunicações S.A. and Maxitel S.A.

The matters raised in the notice of tax assessment will be challenged by TIM Celular in administrative court with the filing of an initial defense document by April 25, 2011. Management, with the assistance of external tax advisors, is compiling defense documentation and believes that the likelihood of a significant negative outcome for the Company in respect to this matter is not probable.

NOTE 48—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

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

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10,688,746,056
	(ITALY)

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT

FLAGSHIP STORE BOLOGNA 1 S.r.l.	BOLOGNA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE BOLZANO 1 S.r.l.	BOLZANO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
FLAGSHIP STORE CATANIA 1 S.r.l.	CATANIA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE MILANO 1 S.r.l.	MILAN	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE MILANO 2 S.r.l.	MILAN	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE MODENA 1 S.r.l.	MODENA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE ROMA 1 S.r.l.	ROME	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE ROMA 2 S.r.l.	ROME	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE TARANTO 1 S.r.l.	TARANTO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE TORINO 1 S.r.l.	TURIN	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE VICENZA 1 S.r.l.	VICENZA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
H.R. SERVICES S.r.l.	L’AQUILA	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(planning, development and supply of training services)	(ITALY)

I.T. TELECOM S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(software development and software consulting)	(ROME- ITALY)

LAN MED NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(installation and maintenance of submarine cable systems)	(IRELAND)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ	BOB	6,730,600	99.9985		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(installation and maintenance of submarine cable systems)	(BOLIVIA)			0.0015		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LAN MED NAUTILUS Ltd
(holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	12,781,934,000	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(CHILE)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240,225,000	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(COLOMBIA)

LATIN AMERICAN NAUTILUS MEXICO S.A.	MEXICO D.F.	MXN	100,000	99.9999		LAN MED NAUTILUS Ltd LATIN
(installation and maintenance of submarine cable systems)	(MEXICO)			0.0001		AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA (PERÙ)	PEN	56,865,179	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	20,000	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(VENEZUELA)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LOQUENDO S.p.A.	TURIN	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.
(research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	(ITALY)

MATRIX S.p.A.	MILAN	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.
(internet services)	(ITALY)

MED-1 (NETHERLANDS) B.V. (holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd

MED-1 ITALY S.r.l.	ROME	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
(installation and management submarine cable systems in Italian seas)	(ITALY)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of cable Lev)	(ISRAEL)

MEDITERRANEAN NAUTILUS BV	AMSTERDAM	EUR	18,003	100.0000		LAN MED NAUTILUS Ltd
(holding company)	(THE NETHERLANDS)

MEDITERRANEAN NAUTILUS BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(telecomunications services)	(BULGARIA)

MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.
(installation and maintenance of submarine cable systems)	(GREECE)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(telecommunications services, installation and management of submarine cable systems)	(ISRAEL)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(installation and management of submarine cable systems)	(ITALY)

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI	ISTANBUL	TRY	5,639,065	99.9996		MEDITERRANEAN NAUTILUS B.V.
(telecommunications services)	(TURKEY)			0.0001		LAN MED NAUTILUS Ltd
				0.0001		MEDITERRANEAN NAUTILUS ITALY S.p.A.
				0.0001		MEDITERRANEAN NAUTILUS ISRAEL Ltd
				0.0001		MEDITERRANEAN NAUTILUS GREECE S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

PATH.NET S.p.A.	ROME	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)

SHARED SERVICE CENTER S.r.l.	ROME	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services)	(ITALY)

TECNOSERVIZI MOBILI S.r.l.	ROME	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.
(management of movable assets)	(ITALY)

TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES- SCARL	MILAN	EUR	2,750,000	81.8182		TELECOM ITALIA S.p.A.
(internal auditing for the Telecom Italia Group)	(ITALY)			18.1818		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(THE NETHERLANDS)

TELECOM ITALIA SAN MARINO S.p.A.	ROVERETA- FALCIANO	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services in San Marino)	REPUBLIC OF SAN MARINO			0.0001		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

TELECOM ITALIA SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

TELECOM ITALIA SPARKLE EST S.R.L.	BUCHAREST	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(RUMANIA)

TELECOM ITALIA SPARKLE HUNGARY K.F.T.	BUDAPEST	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HUNGARY)

TELECOM ITALIA SPARKLE LUXEMBOURG S.A.	LUXEMBOURG	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(holding company)	(LUXEMBOURG)

TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunication services management)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELEFONIA MOBILE SAMMARINESE S.p.A.	B.GO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephony services)	REPUBLIC OF SAN MARINO

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electrical energy)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of systems for encrypted crypto’s telecommunications)	(ITALY)

TI BELGIUM S.P.R.L.—B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TIS France S.A.S. (installation and maintenance of telecommunication services for fixed network and relating activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TLC COMMERCIAL SERVICES S.r.l. (purchase and management of financial investments focused on the sale of products and services in the field of telecommunications and ICT)	ROME (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.

TMI—TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA (telecommunications services)	SAO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd

BRAZIL BUSINESS UNIT

INTELIG TELECOMUNICAÇOES LTDA (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	3,279,157,267	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	6,067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

TIM CELULAR S.A. (mobile telephony operator)	SAO PAULO (BRAZIL)	BRL	7,731,647,115	100.0000		TIM PARTICIPAÇÕES S.A.

TIM PARTICIPAÇOES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,149,096,024	66.2686		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ARGENTINA BUSINESS UNIT

MICRO SISTEMAS S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	360,000	99.9900 0.0100		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	78,633,050	67.7883	100.0000	SOFORA TELECOMUNICACIONES S.A.

NUCLEO S.A. (mobile telecommunications services)	ASUNCION (PARAGUAY)	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.

SOFORA TELECOMUNICACIONES S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000 25.5000		TELECOM ITALIA S.p.A. TELECOM ITALIA INTERNATIONAL N.V.

SPRINGVILLE S.A. (mobile telecommunications services)	MONTEVIDEO (URUGUAY)	UYU	22,386,377	100.0000		TELECOM PERSONAL S.A.

TELECOM ARGENTINA S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	984,380,978	54,7417		NORTEL INVERSORA S.A.

TELECOM ARGENTINA USA INC. (telecommunications services)	DELAWARE (USA)	USD	219,973	100.0000		TELECOM ARGENTINA S.A.

TELECOM PERSONAL S.A. (mobile telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	310,514,481	99.9923 0.0077		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.

MEDIA BUSINESS UNIT

BEIGUA S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.

MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.

MTV PUBBLICITA’ S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.

TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA MEDIA S.p.A. (development and sale of products in the field of the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	ROME (ITALY)	EUR	212,188,324	75.1714 2.2471	74.4553 2.2557	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI BUSINESS UNIT

ADVALSO S.p.A. (planning, production and servicing of telecommunication services and product)	IVREA (TURIN- ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.

OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.

OLIVETTI ENGINEERING S.A. (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.

OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI S.p.A.

OLIVETTI FRANCE S.A. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI S.p.A.

OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA- ITALY)	EUR	15,000,000	100.0000		OLIVETTI S.p.A.

OLIVETTI S.p.A. (manufacture and sale of products and accessories for office equipment)	IVREA (TURIN- ITALY)	EUR	83,500,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.

TIESSE S.c.p.A. (installation and assistance for electronic, computer, telematic and telecommunications equipment)	ROME (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.

OTHER OPERATIONS

EMSA Servizi S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.

ETI—EURO TELECOM INTERNATIONAL N.V. (holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	50,050	100.0000		ICH—INTERNATIONAL COMMUNICATION HOLDING N.V.

ICH—INTERNATIONAL COMMUNICATION HOLDING N.V. (holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

OFI CONSULTING S.r.l. (administrative consulting)	IVREA (TURIN- ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA (TURIN- ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.

OLIVETTI HOLDING B.V. (finance company)	AMSTERDAM (THE NETHERLANDS)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.

PURPLE TULIP B.V. (holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A. (finance company)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.

TECO SOFT ARGENTINA S.A. (in liquidation) (design, development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA CAPITAL S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA FINANCE IRELAND LTD (finance company)	DUBLIN (IRELAND)	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.

TELECOM ITALIA FINANCE S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (THE NETHERLANDS)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.

TELECOM ITALIA LATAM S.A. (Services of telecommunications and entertainment)	SAO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.

TIAUDIT COMPLIANCE LATAM S.A. (internal auditing)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0002		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES—SCARL TIM BRASIL SERVICOS E PARTICIPACOES S.A.

Associated and joint ventures accounted for using the equity method

AREE URBANE S.r.l. (in liquidation) (real estate)	MILAN (ITALY)	EUR	100,000	31.6500 0.9700		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l. (insurance mediation)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.

BALTEA S.r.l. (manufacture and sale of office equipment and computer and telecommunications services)	IVREA (TURIN-ITALY)	EUR	100,000	49.0000		OLIVETTI S.p.A.

BROAD BAND SERVICE S.p.A. (in liquidation) (production and sales of multimedia services)	SERRAVALLE REPUBLIC OF SAN MARINO	EUR	77,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.

CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation) (professional training)	NAPLES (ITALY)	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.

CONSORZIO E O (in liquidation) (professional training)	ROME (ITALY)	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.

CONSORZIO TEMA MOBILITY (marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	TURIN (ITALY)	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.

CONSORZIO TURISTEL (in liquidation) (online tourism services)	ROME (ITALY)	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
CRIAI S.c.r.l.-CONS. CAMPANO DI RICERCA PER L’INFORMATICA E L’AUTOMAZIONE INDUSTRIALE (delivery of services in the IT and industrial automation fields)	NAPLES (ITALY)	EUR	589,258	47.9327		TELECOM ITALIA S.p.A.

IM.SER S.p.A. (real estate management)	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.

ITALTEL GROUP S.p.A. (holding company)	MILAN (ITALY)	EUR	131,426,652	34.6845		TELECOM ITALIA FINANCE S.A.

MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA FINANCE SA

NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.

TELELEASING—LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (financial leasing of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.

TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.

TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991 2.1027		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l. (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.

Associated held for sale
Empresa de Telecomunicaciones de Cuba S.A. Etec-SA (telecommunications services)	HAVANA (CUBA)	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.

Other significant investments
CEFRIEL S.r.l. (professional training)	MILAN (ITALY)	EUR	100,350	11.6000		TELECOM ITALIA S.p.A.

CELL-TEL S.p.A. (telecommunications equipment, plant and systems)	SCARMAGNO (TURIN- ITALY)	EUR	500,000	15.0000		OLIVETTI S.p.A.

DAHLIA TV S.p.A. (pay per view services)	ROME (ITALY)	EUR	6,526,316	10.0800		TELECOM ITALIA MEDIA S.p.A.

FIN.PRIV. S.r.l. (finance company)	MILAN (ITALY)	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.

IFM INFOMASTER S.p.A. (planning and development of call center solutions)	GENOA (ITALY)	EUR	161,765	12.0000		TELECOM ITALIA FINANCE S.A.

INNOVIS S.p.A. (computer, online and telecommunications equipments and services)	IVREA (TURIN-ITALY)	EUR	325,000	15.0000		OLIVETTI S.p.A.

ITALBIZ.COM Inc. (Internet services)	DELAWARE (USA)	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.

MIX S.r.l. (internet services provider)	MILAN (ITALY)	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
NEW SATELLITE RADIO S.r.l. (production and realization of radio-tv channel and program)	MILAN (ITALY)	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.

PIEDMONT INTERNATIONAL S.A. (in liquidation) (finance company)	LUXEMBOURG (LUXEMBOURG)	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.

Consolidated Financial Statements	Report Of Other Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders of Telecom Italia S.p.A.

We have audited the accompanying consolidated statements of financial position of Telecom Italia S.p.A. and subsidiaries as of December 31, 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia S.p.A. and subsidiaries as of December 31, 2009, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/    Reconta Ernst & Young S.p.A.

Milan, Italy

April 11, 2011