Form 20-F
period 2011-12-31
TELECOM ITALIA S P A
filed 2012-05-14
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

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

Andrea MANGONI

Head of Administration, Finance and Control & International Development

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

Ordinary Shares 13,254,622,987

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

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2011 of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2012-2014 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

Introduction

•	the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning a proprietary TLC network infrastructure);

•	the continuing effects of the global economic crisis in the principal markets in which we operate, including recent changes to allowable charges for data and voice roaming;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as procurement, IT, technology, research and development;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

IFRS

means International Financial Reporting Standards issued by the IASB. IFRS also include all effective International Accounting Standards (“IAS”) and all Interpretations issued by the IFRS Interpretations committee (formerly called International Financial Reporting Interpretations Committee—IFRIC), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

Ordinary Shares

means the Ordinary Shares, 0.55 euros par value each, of Telecom Italia.

Parent, Telecom Italia and Company

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

In addition, we use the measure “Accesses” when considering certain statistical and other data for our domestic Italian business. “Access” refers to a connection to any of the telecommunications services offered by the Group in Italy. We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services. Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting the number of our customers. For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than a single customer. In addition, we fully count the accesses attributable to all companies over which we exercise control. The following are the main categories of accesses:

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

•	IP TV (Internet Protocol TV);

•	Mobile accesses: number of lines;

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

On February 24, 2012, we presented our updated 2012–2014 Plan, which confirms the following strategic priorities and objectives for the Telecom Italia Group over the next three years:

•

reinforcement of cash flow generation via: repositioning in markets with the best growth prospects, setting the company back on a path to growth; continued improvement in operational efficiency, especially in our Italian domestic market; and a demand-driven approach to investments;

•	steady and persistent deleveraging to reduce the Group’s net financial debt, coupled with sustainable shareholder remuneration.

Our ability to implement and achieve these strategic objectives may be influenced by certain factors, including factors outside of our control, such as:

•	regulatory decisions and change in the regulatory environment in Italy or in the other countries in which we operate;

•	increasing number of competitors in our principal markets which could cause us to lose further market share;

•	increasing and stronger market competition in our principal markets with a consequent decline in the prices of services;

•	increasing competition from global and local OTT (Over The Top) players (operators offering content and services on the internet without owning a proprietary TLC network infrastructure);

•	our ability to strengthen our competitive position in Italy and in international markets, particularly in Brazil and Argentina;

•

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	the success of “disruptive” new technologies which could cause significant reductions in revenues from fixed and mobile telephony;

•	our ability to manage costs;

•	the continuing effects of the global economic crisis in the principal markets in which we operate;

•	our ability to refinance existing indebtedness when due in the capital and bank markets which remain volatile and subject to disruption;

•	our ability to attract and retain highly qualified employees; and

•	the effect of exchange rate fluctuations on our operating revenues, margins and financial management.

As a result of these uncertainties there can be no assurance that the objectives identified by management can effectively be attained in the manner and within the time-frames described. Furthermore, if we are unable to attain our strategic priorities, our goodwill may be impaired which could result in significant write-offs.

Item 3. Key Information	Risk Factors

The global economic crisis adversely affected our business in recent years and continuing global economic weakness, associated with the Eurozone sovereign debt crisis, could further adversely affect our business and therefore have a negative impact on our operating results and financial condition.

The financial contagion which spread to Italy from the Eurozone debt crisis is leading to a new downturn in the Italian economy, after the slight recovery in 2010 and 2011 that followed the strong GDP decrease associated with the global economic crisis which began in late 2008. The Italian economy faces fiscal tightening (mix of spending cuts and tax increases), aimed at reinforcing the multi-year budget deficit reduction plan which is trying to balance the public sector finances by 2013. This fiscal policy should guarantee structural adjustments and sustainability in the long term but is expected to impede growth in the near term. Moreover, tighter domestic credit conditions, deriving from the mounting Eurozone banking sector problems, are creating a difficult investment climate and adversely affecting consumer confidence, adding further reasons for lower economic growth estimates for the coming years.

Telecommunications is believed to be less affected by negative economic trends than other industries, since telecommunications services are seen as high productivity tools in the business segment, and they are also becoming an increasingly important element in household expenditure patterns. However, recessionary conditions have weighed, and may continue to weigh, heavily on the development prospects of our domestic market. In particular, the economic weakness may cause more cautious telecommunications spending in the business segment, following on from the overall contraction in expenditure (capital expenditures and operating costs) in industry sectors, while, on the consumer side, a drop of consumer spending might entail a further sharpening of the downward pressure on telecommunications services’ prices and a reduction in the demand for our products and services.

Outside of Italy and Europe, it is expected that the Argentine economy will continue growing in 2012, although at a slower pace than in prior years, when strong economic expansion was experienced. Private consumption is expected to remain the main driver of the economy; however the effects of reduced agricultural output, increasing external restraints and a more conservative fiscal approach could lead the economy to a somewhat lower but more balanced growth. Under these circumstances, inflation will continue to be a challenge. Finally, developments in the global economy will be a key factor to the economic performance, where commodities prices and the development of global financial markets are the main concerns.

Brazil is characterized by expected stable growth, supported by high investment levels (foreign and domestic), increased consumer spending, decreasing inflation and a stable exchange rate. The overall economic equilibrium allows the Central Bank to cut rates as a precautionary measure against contagion from the possible global recession. At the moment, although less buoyant than in the past, the macroeconomic condition appears sufficiently stable.

The continuing global economic weakness could further adversely affect our businesses in our principal markets (Italy, Brazil and Argentina) and therefore may have a negative impact on our operating results and financial condition.

The continuing weakness in the global economy, in particular in our domestic market, creates significant uncertainty and may adversely impact consumer spending, including on telecommunications services. If we fail to successfully implement our plans to improve efficiency and optimize expenditures, our results of operations and financial condition could be adversely affected.

Our leverage is such that deterioration in cash flow can change the expectations of the Group’s ability to repay its debt and the inability to reduce our debt could have a material adverse effect on our business. Continuing volatility in the international credit markets may limit our ability to refinance our financial debt.

Our gross financial debt was 41,951 million euros at December 31, 2011 compared with 41,230 million euros at December 31, 2010 and our net financial debt was 30,819 million euros at December 31, 2011 compared with 32,087 million euros as of December 31, 2010.

Due to the competitive environment and current economic conditions, there could be deterioration in our income statement and statement of financial position measures used by investors and rating agencies in determining our

Item 3. Key Information	Risk Factors

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

Factors which are beyond our control such as deterioration in performance by the telecommunications sector, unfavorable fluctuations in interest rates and/or exchange rates, further disruptions in the capital markets, particularly debt capital markets, and, in a broader sense, deterioration in general economic conditions also as a result of the continuing effects of the economic and financial crisis, could have a significant effect on our ability to reduce our debt, or the ability of the Telecom Italia Group to refinance existing debt through further access to the financial markets. As a result of the reduction of debt being a key element of the Group’s strategy, the failure to reduce debt could be viewed negatively and adversely affect our credit ratings.

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

On February 29, 2012, Telefónica, Intesa Sanpaolo, Mediobanca, and Generali entered into a renewal agreement (the “2012 Shareholders Agreement”) in which they agreed to enter into a new shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders’ Agreement dated as of April 28, 2007, as it had been subsequently amended and supplemented. Please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 Shareholders’ Agreements”.

The 2012 Shareholders’ Agreement defines, inter alia, the criteria for drawing up the slate of candidates for the appointment of the Board of Directors of Telecom Italia:

•	Telefónica, insofar as it holds at least 30% of Telco’s share capital, will be entitled to designate two candidates;

•

the other shareholders of Telco, as they hold the absolute majority of its share capital, have the right to designate the other members on the list, of which three candidates would be appointed unanimously and the others on a proportional basis.

The 2012 Shareholders’ Agreement provides that the Telecom Italia Group and the Telefónica Group are managed autonomously and independently.

Although Telco does not own a controlling interest in Telecom Italia’s voting shares, Telco may exert as a matter of fact a significant influence on all matters to be decided by a vote of shareholders, including appointment of directors. In the shareholders’ meeting held on April 12, 2011, 12 out of 15 Board members were elected from a list proposed by Telco, while the remaining 3 Directors were elected from a list proposed by a group of asset management companies and international institutional investors. In principle, the interests of Telco in deciding shareholder matters could be different from the interests of Telecom Italia’s other ordinary shareholders, and it is possible that certain decisions could be taken that may be influenced by the needs of Telco.

In addition, Telefónica is the largest shareholder of Telco. Presently Telefónica and the Telecom Italia Group are direct competitors in certain countries outside of their respective domestic markets; nevertheless, the Shareholders’ Agreement provides that the Telecom Italia and Telefónica groups will be managed autonomously and independently. The Shareholders’ Agreement provides, among other things, that the directors designated by Telefónica in Telco and Telecom Italia shall be directed by Telefónica to neither participate nor vote at Board of Directors’ meetings which discuss matters relating to companies of the Group in countries where Telefónica and Telecom Italia compete. Specific additional matters have been agreed with respect to Telecom Italia’s operations in Brazil and Argentina. The presence of Telefónica in Telco could, however, result in legal or regulatory proceedings or affect regulatory decisions in countries where Telecom Italia may wish to operate if Telefónica is also an operator/competitor in such jurisdictions. For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 Shareholders’ Agreements” and “Item 10. Additional Information—10.1 Corporate Governance”. See also “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein.

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

On March 26, 2009, the European Court of Justice declared that Italy, through the special powers, failed to comply with its obligations under the EC Treaty. According to the Court’s ruling, the alleged infringement of the EC Treaty arose due to the applicable Italian legal provisions not making sufficiently clear the conditions for the exercise of the Treasury’s special powers, so that investors would not be in a position to know in what situations the powers will be used. Through a decree passed on May 20, 2010, the Italian Government amended the criteria under which it may exercise such special powers. In any event, the ruling by the European Court of Justice does not have any immediate or direct impact on Telecom Italia’s bylaws.

On March 15, 2012 the Legislative Decree no. 21/2012 was published, containing “Regulations relating to the special powers on share ownership in the sectors of defence and national security, and regarding activities of strategic importance in the energy, transport and communication sectors”. The regulations provide that, at the moment the implementing decrees come into force identifying “the networks and systems, goods and relationships of strategic importance for the communications […] sector”, the statutory clauses on special powers will cease to have effect to be replaced by these regulations. In brief, the new regulations will provide:

•

a power granted to the Italian Government to impose conditions and possibly to oppose the purchase, for any reason whatever, by non-EU citizens, of controlling shareholdings in companies which hold strategic assets identified as above in the Prime Ministerial decree referred to above. The right to purchase will in any case be permitted solely on condition of reciprocity in the purchaser’s home jurisdiction;

•

a power of veto granted to the Italian Government (including through prescriptions or conditions) on any resolution, act or transaction which has the effect of modifying the ownership, control or availability of said strategic assets or changing their use, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets or their assignment by way of guarantee.

The exercise of such powers, or the right or ability to exercise such powers, could make a change of control transaction with respect to Telecom Italia (whether by merger or otherwise) more difficult to achieve, if at all, or discourage certain bidders from making an offer relating to a change of control that could otherwise be beneficial to shareholders.

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

Our business is dependent to a large degree on general economic conditions in Italy and in our other principal markets, Brazil and Argentina, including levels of interest rates, inflation, taxes and general business conditions. A significant deterioration in economic conditions could adversely affect our business and results of operations. The weak economic conditions of the last several years has had an adverse impact on our business, particularly in Italy.

Continuing uncertainty about current global economic conditions poses a significant risk as consumers and businesses postpone spending in response to tighter credit, negative financial news (including high levels of unemployment) or declines in income or asset values, which could have a material negative effect on the demand for our products and services. This is particularly the case in our domestic market where budget constraints and the need to reduce overall levels of indebtedness in response to the European sovereign debt crisis is expected to impede growth in the Italian economy in the short to medium term. Economic difficulties in the credit markets and other economic conditions may reduce the demand for or the timing of purchases of our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our targets. Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.

We may also be adversely affected by political developments in the countries where we have made significant investments. Certain of these countries have political and legal systems that are unpredictable. Political or economic upheaval or changes in laws or in their application in these countries may harm the operations of the companies in which we have invested and impair the value of these investments. In particular, in recent years the Argentine government has taken several actions to re-nationalize concessions and public services contracts that were privatized in the 1990’s, such as Aguas Argentinas S.A., Aerolíneas Argentina S.A. and recently YPF S.A. In April 2012, Decree 530/12 from the National Executive Branch established the intervention in YPF S.A., Argentina’s largest company and the principal oil and gas producer. In addition, a bill was presented to the Argentine Congress declaring the public interest in the exploitation, production, transport and commercialization of oil and gas and declaring the expropriation of 51% of the share capital of YPF S.A. Finally, such bill was approved by the Argentine congress in May 2012. There is no certainty about the consequences the expropriation of YPF S.A. will have on Argentina’s economy, on the confidence of local and international investors, on the business environment in Argentina or what response it will cause from other countries or international entities. We cannot provide any assurance that similar actions of the Argentine government will not be extended to other companies and/or other sectors in the future.

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

In Italy, Telecom Italia is also subject to universal service obligations, which require it to provide fixed line public voice telecommunications services in non-profitable areas. Telecom Italia is the only operator in Italy under this obligation.

As a member of the European Union (the “EU”), Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The review of the EU common regulatory framework was approved at the end of 2009 and is expected to be implemented in Italy by the end of June 2012.

Included within the regulatory framework is the obligation on the part of the Italian regulator responsible for the regulation of the telecommunications, radio and television broadcasting sector (“AGCom”) to identify operators

Item 3. Key Information	Risk Factors

with “significant market power” (“SMP”) based on market analyses in relevant separate retail and wholesale markets, identified in an EC Recommendation, in which it is considered necessary to intervene to protect free competition. The framework established criteria and procedures for identifying remedies applicable to operators with “significant market power” in various markets.

To date, the AGCom regulatory approach is focused on wholesale obligations while relaxing retail regulations.

The second round of market analyses was concluded during 2010 and AGCom started the third round of market analyses with the review of the mobile termination market in order to define the relevant market, identifying SMP Operators and setting regulatory obligations on SMP Operators. The final decision was published in November 2011 and established the new glide path for Mobile Termination Rates (MTRs) for the period from July 1, 2012 to July 1, 2013. The market analysis on the SMS termination rates is still in progress.

The regulatory framework of the Next Generation Access Network (“NGAN”) is not yet completely defined. With Decision 1/12/CONS dated January 18, 2012, AGCom published its final decision which granted Telecom Italia’s main request regarding the lack of a precise obligation to provide fibre unbundling over Gigabit Passive Optical Network (“GPON”) architectures, despite the strong pressure from Alternative Network Operators (“ANOs”) to require that Telecom Italia do so. As an alternative to fibre unbundling, the Authority confirmed the obligation to provide the “end to end” service, although significantly mitigating its scale compared to the draft decision originally submitted for public consultation. In fact the Authority introduced a “fairness and proportionality” principle for the building blocks demands by ANOs. Such a principle shall be implemented according to the NGAN investment plans published by Telecom Italia. In February 2012, AGCom opened three proceedings for the completion of the NGAN rules aimed at introducing: 1) a cost model for the pricing of passive and active wholesale services and the definition of the competitive areas for the geographic price differentiation of bitstream services; 2) the prospective enforcement of symmetric obligations on all operators, for the access to fibre vertical wiring and to building connection segments; 3) potential regulatory amendments of the copper sub-loop unbundling service in light of the possible introduction of the vectoring technology on Fiber to the Cabinet -Very High- Speed Digital Subscriber Line (“FTTCab-VDSL”) accesses. As Next Generation Access will require significant investments, the regulatory approach regarding the obligations which could be imposed on Telecom Italia could have an adverse effect on the Group’s cash flows and financial condition.

On January 19, 2011, with respect to the annual contribution to the AGCom, AGCom commenced an audit of the Company’s compliance with the requirements relating to the payments for 2006, 2007, 2008, 2009 and 2010. The AGCom audit on the annual contribution to the Italian NRA is part of a general audit of all companies in the industry. AGCom released its findings on March 1, 2011, holding that Telecom Italia did not pay its entire contribution in the 2006-2010 period. Telecom Italia was therefore obliged by AGCom to pay an amount equal to 26.6 million euros. Telecom Italia appealed this decision with the Lazio Regional Administrative Court which suspended the terms of the payment until the ruling of the proceeding. The II Section of the Lazio Regional Administrative Court suspended the above mentioned ruling and referred to the EU Court of Justice a preliminary question, i.e. the assessment of AGCom’s national financing system consistency with the principles deriving from the EU sectorial Directives.

In general, we are unable to clearly predict the impact of any proposed or potential changes in the regulatory environment in which we operate both in Italy and internationally. As evidenced by the regulatory developments described above, regulations in the telecommunications industry are constantly changing to adapt to new competition and technology. Changes in laws, regulation or government policy could adversely affect our business and competitiveness. In particular, our ability to compete effectively in our existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which it is subject or extend them to new services and markets. Finally, decisions by regulators regarding the granting, amendment or renewal of authorizations, to Telecom Italia or to third parties, could adversely affect our future operations in Italy and in other countries where we operate.

There is also a general risk related to the possible imposition of fines by the competent authorities for violations of regulations to which we are subject.

For further information regarding the matters discussed above and other aspects of the regulatory environments in which Telecom Italia’s businesses operates, see “Item 4.3. Regulation”.

Item 3. Key Information	Risk Factors

We operate under authorizations granted by government authorities.

Many of our activities require authorizations from governmental authorities. These authorizations specify the types of services permitted to be offered by the operating company holding such authorization. The continued existence and terms of our authorizations are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Although authorization renewal is not usually guaranteed, most authorizations do address the renewal process and terms. Authorizations as well as their renewal terms and conditions, however, may be affected by political and regulatory factors and therefore it is not always guaranteed that the renewal process will be completed successfully.

Many of these authorizations are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules. In particular, our existing authorizations typically require us to satisfy certain obligations, including minimum specified quality, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the authorization for the relevant area. In addition, the need to meet scheduled deadlines may require us to expend more resources than otherwise budgeted for a particular network build-out.

Strong competition in Italy may reduce our core market share for telecommunications services and may cause reductions in prices and margins thereby having a material adverse effect on our results of operations and financial condition.

Strong competition exists in all of the principal telecommunications business areas in Italy in which we operate, including, most significantly, the fixed-line and mobile voice telecommunications and broadband businesses. The use of the single European currency and the liberalization of the Italian telecommunications market (since January 1998) have intensified competition by facilitating international operators’ entry into the Italian market and direct competition with Telecom Italia’s fixed-line and mobile telephony businesses and for broadband services.

Competition has continued to intensify. As of the date of this Annual Report, there are a number of significant competitors offering fixed-line and broadband services and three other operators (in addition to Telecom Italia) offering mobile services in the Italian domestic market. In addition, some virtual mobile operators have been operating in the Italian mobile market since 2007 as a result of commercial agreements reached with operators of mobile networks, some of which “originated” from fixed line operators.

Moreover, convergence enables lateral competition from IT, Media and Devices/Consumer Electronic players. This competition may further increase due to the consolidation and globalization of the telecommunications industry in Europe, including Italy, and elsewhere. We face competition from international competitors who have entered local markets to compete with existing operators as well as from local operators, each of which has increased the direct competition we face in our Italian domestic fixed-line, mobile telephony and broadband businesses.

Competition in our principal lines of business could lead to:

•	price and margin erosion for our products and services;

•	a loss of market share in our core markets;

•	loss of existing or prospective customers and greater difficulty in retaining existing customers;

•	obsolescence of existing technologies and more rapid deployment of new technologies;

•	an increase in costs related to investments in new technologies that are necessary to retain customers and market share; and

•	difficulties in reducing debt and funding strategic and technological investments if we cannot generate sufficient profits and cash flow.

Although we have taken a number of steps to realize additional efficiencies and to rebalance revenue mix through the continuing introduction of innovative and value added services, and although our plans take into account that we face significant competition from a number of operators in all the markets in which we operate, if any or all of the events described above should occur, the impact of such factors could have a material adverse effect on our results of operations and financial condition.

Item 3. Key Information	Risk Factors

Our business and our revenues may be negatively affected if we are unable to continue the introduction of new services, stimulating increased usage of our fixed and wireless networks.

Telecommunications markets maturity (particularly in our core Italian market) and the rapidly changing competitive landscape (for example, the rise of global platform/ecosystems) have resulted in a continuous erosion in traditional service revenues for telecommunications operators.

In this context, our strategy has led to integration of our core offering portfolio with new services outside traditional telecommunications domains (eg. Cloud Services, Digital Media, M2M services), which are able to generate new revenue streams and at the same time stimulate increased usage of our fixed and wireless networks.

A deep knowledge of customers’ needs and preferences, the ability to respond rapidly to their changes and a thorough understanding of industry verticals are particularly important for exploiting such opportunities.

Failing to exploit these business opportunities and to identify an appropriate role in the relative ecosystems may negatively affect our revenue generation.

Continuing rapid changes in technologies could increase competition, reduce usage of traditional services or require us to make substantial additional investments.

Many of the services we offer are technology-intensive and the development or acceptance of new technologies may render such services non-competitive, replace such services or reduce prices for such services. In addition, as the convergence of services accelerates, we make and will have to make substantial additional investments in new technologies to remain competitive. The new technologies we choose may prove to be commercially unsuccessful. Moreover, Telecom Italia may not receive the necessary authorizations to provide services based on new technologies in Italy or abroad, or may be negatively impacted by unfavorable regulation regarding the usage of these technologies. Furthermore, our most significant competitors in the future may be new entrants to our markets who do not have to maintain an installed base of older equipment.

As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer base or to maintain revenues from such customer base.

The mobile communications markets have matured in recent years and competition has increased.

In recent years, mobile communications markets have been approaching maturity levels in our domestic market in the voice services segment, although mobile broadband business continues to grow.

The evolution of the mobile telecommunications markets in which we operate will depend on a number of factors, many of which are outside our control. These factors include:

•	the activities of our competitors;

•	competitive pressures and regulations applicable to retail and wholesale prices;

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and their attractiveness to our customers; and

•	the success of new disruptive or substitute technologies.

In addition, as our core domestic Italian market has become increasingly saturated there is a growing focus on customer retention. Such focus could result in increased expenses to retain customer loyalty or, if we are unable to satisfactorily offer better value to our customers, our market share and revenues could decline.

If the mobile telecommunications markets in which we operate perform worse than expected, or if we are unable to retain our existing customers or stimulate increases in customer usage, our financial condition and results of operations may be harmed.

Item 3. Key Information	Risk Factors

We may be adversely affected if we fail to successfully implement our Internet and broadband strategy.

The continuing development of Internet and broadband services is an important part of our strategic objectives and means to increase the use of our networks in Italy and abroad. Our strategy is to integrate the mature, traditional voice services with broadband and value added services. Our ability to successfully implement this strategy may be affected if:

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

Our business may be adversely affected if we fail to successfully implement our Information and Communications Technology (ICT) strategy.

We intend to continue focusing on IT-TLC convergence by addressing the ICT market, offering network and infrastructure management, as well as application management.

Moreover as the use of cloud IT services matures and their adoption grows, we may take advantage of the new cloud opportunities especially in the Business customer segment providing a full range of services (from “core” Infrastructure to Software as a Service through partners’ ecosystem) integrated with a wide range of connectivity options and end-to-end SLAs.

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

Item 3. Key Information	Exchange Rates

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1,2973, using the last noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2011.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2007 to 2011 and for the beginning of 2012 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2007	1.4862	1.2904	1.3705	1.4603
2008	1.6010	1.2446	1.4725	1.3919
2009	1.5100	1.2547	1.3936	1.4332
2010	1.4536	1.1959	1.3262	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012 (through May 4, 2012)	1.3463	1.2682	1.3132	1.3091

Monthly Rates	High	Low	Average(1)	At Period end
November 2011	1.3803	1.3244	1.3558	1.3453
December 2011	1.3487	1.2926	1.3155	1.2973
January 2012	1.3192	1.2682	1.2910	1.3053
February 2012	1.3463	1.3087	1.3238	1.3359
March 2012	1.3336	1.3025	1.3208	1.3334
April 2012	1.3337	1.3064	1.3160	1.3229
May 2012 (through May 4, 2012)	1.3226	1.3091	1.3155	1.3091

(1)	Average of the rates for each month in the relevant period.

Item 3. Key Information	Selected Financial And Statistical Information

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

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data set forth below is consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007, which have been extracted or derived, with the exception of amounts presented in U.S. dollars, financial ratios and statistical data, from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS as issued by IASB and which have been audited by Reconta Ernst & Young S.p.A. with respect to 2007, 2008 and 2009. 2010 and 2011 have been audited by the independent auditor PricewaterhouseCoopers S.p.A., which replaced Reconta Ernst & Young S.p.A. as part of the normal required rotation of auditors.

In 2011, the Group applied the accounting policies on a basis consistent with the previous year and did not elect the early adoption of any IFRS.

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2011	2011	2010	2009	2008	2007
	(millions of U.S. dollars, except percentages, ratios, employees and per share amounts)(1)	(millions of euros, except percentages, ratios, employees and per share amounts)
Consolidated Income Statement Data:
Revenues	38,863	29,957	27,571	26,894	28,746	29,554

Operating profit (loss)	(782)	(603)	5,818	5,493	5,437	5,738

Profit (loss) before tax from continuing operations	(3,404)	(2,624)	4,132	3,339	2,894	4,120

Profit (loss) from continuing operations	(5,536)	(4,267)	3,582	2,218	2,217	2,459
Profit (loss) from Discontinued operations/Non-current assets held for sale	(17)	(13)	(7)	(622)	(39)	(99)

Profit (loss) for the year	(5,552)	(4,280)	3,575	1,596	2,178	2,360

• Profit (loss) attributable to owners of the Parent(2)	(6,131)	(4,726)	3,121	1,581	2,177	2,353

Capital expenditures	7,907	6,095	4,583	4,543	5,040	5,031

Financial Ratios:
• Operating profit (loss)/Revenues (ROS)(%)	—	—	21.1%	20.4%	18.9%	19.4%
• Ratio of earnings to fixed charges(3)	(0.23)	(0.23)	2.84	2.51	2.21	2.67

Employees, average number in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	78,369	78,369	70,150	69,964	73,508	75,735
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	—	—	—	2,168	3,277	3,893

Basic and Diluted earnings per Share (EPS)(4):
• Ordinary Share	(0.31)	(0.24)	0.16	0.08	0.11	0.12
• Savings Share	(0.31)	(0.24)	0.17	0.09	0.12	0.13
Of which:
— From continuing operations:
• Ordinary Share	(0.31)	(0.24)	0.16	0.11	0.11	0.12
• Savings Share	(0.31)	(0.24)	0.17	0.12	0.12	0.13
— From Discontinued operations/Non-current assets held for sale:
• Ordinary Share	—	—	—	(0.03)	—	—
• Savings Share	—	—	—	(0.03)	—	—

Dividends:
• per Ordinary Share	0.056	0.043 (5)	0.058	0.0500	0.0500	0.0800
• per Savings Share	0.070	0.054 (5)	0.069	0.0610	0.0610	0.0910

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2011	2011	2010	2009	2008	2007
	(millions of U.S. dollars, except employees)(1)	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	108,790	83,859	89,040	86,267	86,223	88,593

Equity:
• Equity attributable to owners of the Parent	29,567	22,791	28,819	25,952	25,598	25,431
• Non-controlling interests	5,064	3,904	3,736	1,168	730	1,063

Total Equity	34,631	26,695	32,555	27,120	26,328	26,494

Total liabilities	74,159	57,164	56,485	59,147	59,895	62,099

Total equity and liabilities	108,790	83,859	89,040	86,267	86,223	88,593

Share capital(6)	13,757	10,604	10,600	10,585	10,591	10,605

Net Financial Debt(7)	39,981	30,819	32,087	34,747	34,039	35,701

Employees, number in the Group at year-end, including personnel with temporary work contracts:
• Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	84,154	84,154	84,200	71,384	75,320	79,238
• Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)	—	—	—	2,205	2,505	4,191

	As of December 31,
	2011	2010	2009	2008		2007
	(thousands)
Statistical Data:
Domestic (Italy) Business Unit
Fixed-line network connections	16,745	17,609	18,525	20,031		22,124
Physical accesses (Consumer and Business)	14,652	15,351	16,097	17,352		19,221
Broadband accesses	9,089	9,058	8,741	8,134		7,590
Of which retail broadband accesses	7,125	7,175	7,000	6,754		6,427
Mobile lines	32,227	31,018	30,856	34,797	(8)	36,331	(8)

Brazil Business Unit
Mobile lines	64,070	51,015	41,102	36,402		31,254

Argentina Business Unit
Fixed-line network connections	4,141	4,107	4,060	4,010		3,918
Broadband accesses	1,550	1,380	1,214	1,032		768
Mobile lines	20,342	18,212	16,281	14,390		12,292

(1)	For the convenience of the reader, Euro amounts for 2011 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2011, of €1.00 = 1,2973 U.S.$.

(2)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means Telecom Italia S.p.A.

Item 3. Key Information	Selected Financial And Statistical Information

(3)

Due to the loss in 2011, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of 2,585 million euros to achieve a coverage of 1:1. For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

–	profit (loss) before tax from continuing operations;

–	“fixed charges” (as defined below);

–	amortization of capitalized interest and debt issue discounts or premiums;

–	dividends from associates and joint ventures accounted for using the equity method; and

–	share of losses of associates and joint ventures accounted for using the equity method and then subtracting:

–	capitalized interest for the applicable period; and

–	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

–	interest expenses (both expensed and capitalized);

–	issue costs and any original debt issue discounts or premiums; and

–	an estimate of the interest within rental expense for operating leases.

(4)

In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Group’s profit (loss) available to shareholders by the weighted average number of shares outstanding during the year, excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

–

Ordinary Shares was 13,264,375,078 for the year ended December 31, 2011, 13,239,883,276 for the year ended December 31, 2010, 13,220,792,908 for the year ended December 31, 2009, 13,246,643,947 for the year ended December 31, 2008 and 13,254,934,303 for the year ended December 31, 2007;

–	Savings Shares was 6,026,120,661 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s profit (loss) is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(5)	Telecom Italia’s dividend coupons for the year ended December 31, 2011, will be clipped on May 21, 2012, and will be payable from May 24, 2012.

(6)	Share capital represents share capital issued net of the par value of treasury shares.

(7)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2011—5.2.3 Non-GAAP Financial Measures”.

(8)	Please see “Item 4. Information on the Telecom Italia Group—4.1. Business—4.1.5. Recent Developments During 2012”.

Item 3. Key Information	Dividends

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

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euros per Share	U.S. dollars per Share(1)	(millions of euros)	Euros per Share	U.S. dollars per Share(1)	(millions of euros)
2007	0.0800	0.1253	1,070.36	0.0910	0.1426	548.38
2008	0.0500	0.0652	667.16	0.0610	0.0796	367.59
2009	0.0500	0.0619	667.16	0.0610	0.0755	367.59
2010	0.0580	0.0846	775.48	0.0690	0.1006	415.80
2011(2)	0.0430	0.05629	575.30	0.0540	0.07069	325.41

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. As far as year ended December 31, 2011 is concerned, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on May 4, 2012.

(2)

Subject to approval at the Annual Shareholders’ Meeting to be held on May 15, 2012. Pursuant to Italian Stock Exchange rules, dividends on the Ordinary Shares and the Savings Shares are payable from the fourth trading day after the third Friday of each month, and in any case, at least four business days after the Shareholders’ Annual Meeting approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2011 will be clipped on May 21, 2012, and will be payable from May 24, 2012.

Payment of annual dividends is subject to approval by the holders of Ordinary Shares at the annual general shareholders’ meeting, which must be held within 180 days after the end of the financial year to which it relates (pursuant to article 18, second paragraph, of the Company’s Bylaws). In addition, Article 21 of the Company’s Bylaws gives the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, the distribution may be approved after the final approval of the preceding year’s financial statements, and the interim dividends may not exceed the lower of (i) the difference between profits from the preceding fiscal year and amounts required to be attributed to legal and statutory reserves and (ii) available reserves. Once paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends to the Company if the shareholders collected such dividends in good faith. Dividends not collected within five years from the date they become payable will be forfeited in favor of the Company. If profits are not fully distributed, additional reserves are created.

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

Pursuant to Italian law, in connection with the payment of dividends, participants of Monte Titoli are required to supply to the Italian tax authorities certain information concerning the identity of non-resident shareholders holding Ordinary Shares or Savings Shares. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of legal entities, their name, country of establishment and address, or in the case of individuals, their name, address and place and date of birth, or in the case of partnerships, the information required for legal entities and the information required for individuals with respect to one of their representatives. In the case of Ordinary Share ADSs and Savings Share ADSs owned by non-residents in Italy, Telecom Italia understands that the provision of information concerning the Depositary, in its capacity as holder of record of the Ordinary Shares and Savings Shares, as the case may be, will satisfy these requirements.

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

On October 25, 2007, Assicurazioni Generali S.p.A. (“Generali”), Sintonia S.A. (“Sintonia”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca”) and Telefónica S.A. (“Telefónica”), through the wholly owned vehicle Telco S.p.A. (“Telco”), completed the purchase of the entire share capital of Olimpia S.p.A., which held approximately 18% of the share capital and exercised control over Telecom Italia, from Pirelli & C. S.p.A. and Sintonia S.p.A.

5.6% of the ordinary share capital of Telecom Italia was contributed on the same date by Mediobanca S.p.A. and companies of the Generali group to Telco. The total investment held by Telco S.p.A. was therefore equal to 23.595% of Telecom Italia’s ordinary share capital.

Telco was held by Generali (28.1%), Intesa Sanpaolo (10.6%), Mediobanca (10.6%), Sintonia (8.4%) and Telefónica (42.3%).

On March 20, 2008 Telco acquired a further 121.5 million Ordinary Shares and increased its ownership in Telecom Italia’s ordinary share capital to 24.5%.

On December 22, 2009 Telco and Sintonia executed a purchase and sale agreement pursuant to which Sintonia acquired from Telco shares representing approximately 2.06% of Telecom Italia’s share capital and Telco voluntarily reduced its share capital by acquiring and cancelling Sintonia’s Telco shares and Sintonia left the shareholder group which controls Telco.

On February 29, 2012, Telefónica, Intesa Sanpaolo, Mediobanca and Generali entered into a renewal agreement (the “2012 Shareholders Agreement”) in which they agreed to enter into a new shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders’ Agreement dated as of April 28, 2007 as it had been subsequently amended and supplemented.

Currently Telco interests are held by Generali (30.58%), Intesa Sanpaolo (11.62%), Mediobanca (11.62%) and Telefónica (46.18%). See “Item 7. Major Shareholders and Related-Party Transactions” for a description of the existing shareholder arrangements.

4.1.2    DEVELOPMENT

We updated our Strategic Plan for 2012-2014 in a presentation to the financial markets on February 24, 2012. The 2012-2014 Strategic Plan confirms our strategic priorities and objectives for the next three years, which include:

•	reinforcement of free cash flow generation via:

•	focus on strategic markets—Italy, Brazil and Argentina—with the goal of stabilizing consolidated revenues through the contribution from Latin America in which we have strengthened our presence;

•	constant and progressive reduction of the Group’s net financial debt.

Moreover the Group confirms its intention to generate sustainable shareholder remuneration.

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

The operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic—Italy, Brazil and Argentina) and according to the specific businesses for the other segments.

On October 31, 2011, we acquired a 100% stake in the company Eletropaulo Telecomunicações Ltda and a 98.3% stake in AES Communications Rio de Janeiro S.A., both telecommunications infrastructure operators in the states of São Paolo and Rio de Janeiro, now renamed Tim Fiber SP and Tim Fiber RJ, respectively. The acquisitions were carried out through the subsidiary Tim Celular S.A.—Brazil Business Unit.

On July 27, 2011, the 4G Holding group entered the scope of consolidation (in the Domestic Business Unit) after the acquisition of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.. The acquisition of 4G Holding, with its approximate 200 points-of-sale located in the most important shopping malls in Italy, will enable Telecom Italia to build up its positioning in the retail distribution market specialized in the sale of telephony equipment and broaden its nationwide presence.

On October 13, 2010, Sofora Telecomunicaciones S.A. (“Sofora”)—the holding company which controls Telecom Argentina—entered into the scope of consolidation following the increase, from 50% to 58%, in the stake held by the Telecom Italia Group in the share capital of Sofora. In 2011, further shares were acquired which increased the economic stake in the Telecom Argentina group from 16.2% as of December 31, 2010 to 22.7% as of December 31, 2011.

For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2011—5.2.2. Reorganization of Business” and “Note 3—Business Combinations” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Following is a summary description of the Telecom Italia group’s principal geographical business areas.

Domestic Business Area

Telecom Italia operates as the consolidated market leader in Italy in providing telephone and data services on fixed-line and mobile networks for final retail voice customers and other wholesale operators.

Telecom Italia is one of three mobile operators authorized to provide services using GSM 900 technology in Italy and one of three operators authorized to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS authorization and providing third-generation telephony services in Italy.

At December 31, 2011 the Telecom Italia Group had approximately 14.7 million physical accesses (consumer and business) in Italy, a decrease of 0.7 million compared to December 31, 2010. The Wholesale customer portfolio in Italy reached approximately 7.1 million accesses for telephone services at December 31, 2011, an increase of approximately 0.3 million compared to December 31, 2010.

The broadband portfolio in Italy reached 9.1 million accesses at December 31, 2011 (consisting of approximately 7.1 million retail accesses and 2.0 million wholesale accesses), stable compared to December 31, 2010 (a market share of 53%).

In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines at December 31, 2011 in Italy, an increase of 1.2 million mobile telephone lines compared to December 31, 2010.

Brazil Business Area

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS and GSM technologies. Moreover, through the subsidiary Intelig Telecomunicações, the Tim Brasil group completes its services portfolio by offering fiber-optic data transmission using full IP technology such as DWDM and MPLS.

Item 4. Information On The Telecom Italia Group	Business

In late October 2011, the Tim Brasil group acquired control of two companies of the AES Atimus group, now renamed Tim Fiber RJ and Tim Fiber SP, for operations in residential broadband.

At December 31, 2011, the Telecom Italia Group had 64.1 million mobile telephone lines in Brazil (51.0 million at December 31, 2010).

Argentina Business Area

The Telecom Italia Group operates in Argentina and Paraguay through the Sofora—Telecom Argentina group. In particular, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal; in Paraguay it operates in mobile telecommunications with the company Núcleo.

At December 31, 2011 the Telecom Italia Group had approximately 4.1 million fixed lines (in Argentina) and 20.3 million mobile telephone lines (of which 18.2 million in Argentina and 2.1 million in Paraguay).

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2011

For a description of disposals and acquisitions of significant equity investments in 2011 please see “Note —Form, Content and Other General Information”, “Note—Business Combinations”, “Note—Other Non-Current Assets” and “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5    RECENT DEVELOPMENTS DURING 2012

On April 20, 2012, the Company was notified by the Milan Public Prosecutor of the conclusion of a preliminary investigation under the Italian Code of Criminal Procedure in which three previous executives of the Company (including Mr. Luca Luciani who as of April 20, 2012 was the CEO of Tim Participações S.A., the listed and principal holding company of the Tim Brasil business area (“Tim Participações”), were charged with obstruction of supervisory activity. The charges relate to (i) the alleged unlawful renewal of prepaid SIM-cards after their normal termination date from 2006 to 2008, in the amount of 223,000 lines or 0.19% of market share in 2006; 2,742,000 lines or 1.88% of market share in 2007; and 2,345,000 lines or 1.64% of market share in 2008, and (ii) around one million SIM-cards which allegedly were not refilled in the 12 months after their activation (184,000 lines in 2005; 445,000 lines in 2006; 335,000 lines in 2007; and 78,000 lines in 2008). The Company is continuing to review the documentation relating to the investigation received from the Milan Public Prosecutor. Information regarding this investigation and that Tim Participações’ chief executive officer was a possible subject of such investigation had been previously disclosed by our subsidiary Tim Participações.

On May 4, 2012, Mr. Luca Luciani resigned from Tim Brasil and Tim Participações and gave up all mandates he had with any companies within the Group. On May 14, 2012, Andrea Mangoni, CFO of the Telecom Italia Group and already a member of the board of directors of Tim Participações, was nominated as the interim CEO of the Tim Brasil business area subject to certain regulatory approvals by the competent Brazilian authorities; Mr. Mangoni will be appointed and he will assume the role of interim CEO, upon granting of such approvals. In the meantime, on May 14, 2012 the board of directors of Tim Participações acknowledged Mr. Claudio Zezza as acting principal executive officer.

For a description of other recent developments please see “Item 8. Financial Information—8.2 Legal Proceedings” and “Note—Events Subsequent to December 31, 2011” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 4. Information On The Telecom Italia Group	Business

4.1.6    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

Telecom Italia is the parent company of the Telecom Italia Group.

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2011:

(*)	Main subsidiaries: Telecom Italia S.p.A.; Matrix S.p.A.; Telenergia S.p.A.; Telecontact Center S.p.A., PAth.Net S.p.A., HR Services S.r.l. and Shared Service Center S.r.l..

On October 31, 2011, a 100% stake in the company Eletropaulo Telecomunicações Ltda and a 98.3% stake in AES Communications Rio de Janeiro S.A. where acquired. Both are telecommunications infrastructure operators in the states of São Paolo and Rio de Janeiro, now renamed Tim Fiber SP and Tim Fiber RJ, respectively. The acquisitions were carried out through the subsidiary Tim Celular S.A.—Brazil Business Unit.

On July 27, 2011, the 4G Holding group entered the scope of consolidation (in the Domestic Business Unit) after the acquisition of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.. The acquisition of 4G Holding, with its approximate 200 points-of-sale located in the most important shopping malls in Italy, will enable Telecom Italia to build up its positioning in the retail distribution market specialized in the sale of telephony equipment and broaden its nationwide presence.

On October 13, 2010, Sofora Telecomunicaciones S.A.—the holding company which controls Telecom Argentina—entered into the scope of consolidation following the increase, from 50% to 58%, in the stake held by the Telecom Italia Group in the share capital of Sofora. In 2011, further shares were acquired which increased the economic stake in the Telecom Argentina group from 16.2% as of December 31, 2010 to 22.7% as of December 31, 2011.

For further details about companies which are part of the various Business Units, please see Note “List of companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

For the revenues, operating profit (loss), capital expenditures and number of employees of the Telecom Italia Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.2 Results of operations for the three years ended December 31, 2011—5.2.5 Business unit financial data”.

Item 4. Information On The Telecom Italia Group	Business

4.1.7    UPDATED STRATEGY

Strategic Priorities and Objectives for the 2012-2014 Three-year Period (the “Plan”)

The updated 2012–2014 Plan was presented on February 24, 2012 and confirms the following strategic priorities and objectives for the Telecom Italia Group:

•

reinforcement of cash flow generation via: repositioning on markets with the best growth prospects, setting the company back on a path to growth; continued improvement in operational efficiency, especially in our Italian domestic market; and a demand-driven approach to investments;

•	steady and persistent deleveraging to reduce the Group’s net financial debt, coupled with sustainable shareholder remuneration.

Domestic market

In the Domestic market, Telecom Italia intends to proactively manage for cash generation, through:

•	Defense of its revenues:

–	protect the value of traditional services;

–	improve performance of fixed broadband portfolio;

–	profitable mobile data growth.

•	Operating costs efficiency:

–	continuous focus on efficiency improvements.

•	Selective network deployment:

–	primarily to exploit UBB (Ultra broadband) demand as well as continuing investment in its network, in each case using a market-driven approach.

Brazil

Tim Brasil’s strategic objective is to continue its business expansion, exploiting growth as a strong mobile and fixed broadband challenger by:

–	capturing further voice increase and opportunities from FMS (Fixed Mobile Substitution);

–	continuous boost from mobile data;

–	deployment of TIM Fiber.

Argentina

Telecom Argentina’s strategy is focused on managing growth and profitability, consolidating the mobile business and pursuing convergence:

–	increasing mobile and fixed customer base;

–	consolidating mobile revenue share; and

–	pursuing convergence in the development of its fixed and mobile networks through the use of synergies.

There can be no assurance that these objectives will actually be achieved.

Item 4. Information On The Telecom Italia Group	Business Units

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the Telecom Italia Group as of May 14, 2012:

(*)

On May 4, 2012, Mr. Luca Luciani, the CEO of Tim Participações and executive officer of Telecom Italia, resigned from Tim Brasil and Tim Participações, giving up all his mandates in the Group’s companies. Please see “—4.1.5 Recent Developments During 2012”.

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

The Domestic Business Unit is organized as follows as of December 31, 2011:

(*)	Principal companies: Telecom Italia S.p.A., Matrix S.p.A., TelenergiaS.p.A., Telecontact Center S.p.A., PAth.Net S.p.A., HR Service Center S.r.l. and Shared Service Center S.r.l.

The principal operating and financial data of the Domestic Business Unit are reported according to two Cash-generating units (“CGU”):

•

Core Domestic: Core Domestic includes all telecommunications activities within the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

•

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for individuals and families in the fixed and mobile telecommunications markets, public telephony and web portal/services;

•

Business: Business comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (small and medium enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets;

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

•

Technology & IT: services related to the development, building and operation of network infrastructures, real estate—plant and information technology, in addition to delivery and assurance processes regarding client services;

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

Item 4. Information On The Telecom Italia Group	Business Units

❖	MARKETING CHANNELS AND DISTRIBUTION

As a result of the customer centric approach, Telecom Italia utilizes a sales structure as follows for each of its customer segments:

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

Consumer customers are now managed by several channels focused on volume and value acquisitions, including:

•

the “Push Sales Channel” consisting of an outbound telephone channel called “Telesale” with a network of 18 partners with 2,300 operators supported by 32 employees and the “Agent” channel made up of sales agents with a network of 49 partners with 650 sales agents assisted by 45 employees. An additional 60 employees support sales in the areas of Development and Coordination;

•

the “Pull” channel: consisting of the retail network of shops, dealers, and organized and specialized large-scale distribution, amounting to a total of approximately 6,200 retail points of sale (at December 2011). Points of sale are geographically widespread and of many different types: direct; franchisee; monobrand; multibrand; organized and specialized large-scale distribution.

In addition to these partners, distribution also is done through the “Public Telephone” channel, a network of 17 partners focused on National and International prepaid card services and associated traffic packages.

•	Business

The business distribution channels are made up of:

•	“SA—Senior Account” channel: a network organized geographically based on about 146 partners focused on the top level of high value customers;

•	“BP—Business Partner” channel: a network focused on standard offers with about 1,600 agents;

•	“VAR—Value Added Reseller” channel: a network organized geographically focused on VAS, customized solutions and complex networks (200 agents) and on ICT (another 200 agents);

•	IM—Innovation Manager; channel focused on innovative products and services (40 agents);

•	Outbound Call Center: 7 partners focused on specific canvass and loyalty activities;

•	Community Account: 4 agents focused on vertical segmentation (i.e. agreements with professional associations); and

•	Shops: some specific shops (1,000 among Pull Channel shop) offering business products and assistance (16 Key Account).

•	TOP

The Top Customers Department is organized in two separate Units, one dedicated to Private Top Customers (Large Companies, Banks, Insurance, etc) and one to the Public Sector (Public Administration, Health, etc). At the end of 2011 around 640 Sales personnel had a dedicated portfolio to supervise and develop, supported by structures focused on pre sales (e.g. offers design) and post sales processes (e.g. assistance). The main activities include:

•	offering the whole range of services (fixed, mobile, telephone, data, ICT services and products); and

•	supporting the customer and providing assistance, when required.

•	National Wholesale Services

The National Wholesale Services (“NWS”) division manages relationships with approximately 300 other TLC operators, which are both customers and competitors of Telecom Italia. These customers purchase Telecom Italia network and professional services to build their services for end or intermediate customers.

Item 4. Information On The Telecom Italia Group	Business Units

To ensure complete management of the relationship with customers, the NWS Department is organized to cover all stages of process:

•	analysis of technological innovation and business evolution of wholesale market;

•	definition of the offers needed by wholesale market, developed by its marketing staff under the conditions and rules set by National and European Authorities;

•	sales through direct vendors;

•	contracts definition and disputes solution through specialized personnel;

•	providing of delivery and assurance services, through 5 customer care centers distributed in the country, in strict collaboration with the functions of Technology; and

•	billing and administrative reports management.

The NWS is set up as an independent department which allows Telecom Italia, along with other conditions (accounting separation, compliance with the resolutions of the Authorities) to manage transparency and fairness in its relationship with other operators as well as compliance with all regulatory requirements.

❖ CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2011	2010	2009
DOMESTIC FIXED
Fixed-line network connections in Italy at year-end (thousand)	16,745	17,609	18,525
Physical accesses (Consumer + Business) at year-end (thousand)	14,652	15,351	16,097
Broadband accesses in Italy at year-end (thousand)	9,089	9,058	8,741
Of which retail broadband accesses (thousand)	7,125	7,175	7,000
Network infrastructure in Italy:
• access network in copper (millions of km—pair, distribution and connection)	112.2	111.7	110.5
• access and carrier network in optical fiber (millions of km—fiber)	4.6	4.3	4.1
Network infrastructure abroad:
• European backbone (km of fiber)	55,000	55,000	55,000
• Mediterranean (km of submarine cable)	7,500	7,000	7,000
• South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on fixed-line network (billions):	108.9	121.5	134.4
• Domestic traffic	93.3	104.1	115.6
• International traffic	15.6	17.4	18.8

DOMESTIC MOBILE
Number of lines at year-end (thousand)	32,227	31,018	30,856
Change in lines (%)	3.9	0.5	(11.3)
Churn rate (%)(1)	21.9	22.0	29.4
Total outgoing traffic per month (millions of minutes)	3,633	3,305	2,982
Total average outgoing and incoming traffic per month (millions of minutes)	4,843	4,597	4,260
Average monthly revenues per line(2) (euro)	17.4	19.7	20.0

(1)

The data refers to total lines. The churn rate for the whole year represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(2)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Telecom Italia is one of three mobile operators authorized to provide services using GSM 900 technology in Italy and one of three operators authorized to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS authorization and providing third-generation telephony services in Italy.

Telecom Italia has approximately 14.7 million physical accesses (consumer and business) at December 31, 2011 in Italy, a decrease of 0.7 million compared to December 31, 2010.

Item 4. Information On The Telecom Italia Group	Business Units

The broadband portfolio in Italy reached 9.1 million accesses at December 31, 2011 (consisting of approximately 7.1 million retail accesses and 2.0 million wholesale accesses), stable compared to December 31, 2010 (a market share of 53%).

In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines at December 31, 2011 in Italy, an increase of 1.2 million mobile telephone lines compared to December 31, 2010.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2011 that may have a significant impact on the operation of the Domestic Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

The market

Strong competitive pressure in the Italian telecommunications market over the years has led to an ongoing decline in the traditional components of service, particularly voice service.

In this context, the key element in the evolution of the market has been the increased penetration of broadband, first fixed and now also mobile, and above all greater penetration of new generation handsets.

At the same time, the evolution of the competitive scenario continues to evolve towards a situation of increased complexity, with greater interaction between players of different markets, opening the field to the competition of non-traditional operators, particularly OTTs (Over the Top) companies and producers of electronic and consumer devices, as well as giving telecommunication operators the opportunity to develop new so-called “network based” services (mainly in the IT and Media fields).

For the telecommunications operators, in addition to the core competition from the other historical operators in the sector, there is an invasion in the market by OTT companies and the device producers, which take advantage of their full understanding of consumer trends, consumer electronics evolution and software environments and which, operating wholly in the digital world, base their behavior on a competitive rationale which is totally different to that of the telecom players.

Over time, therefore, the traditional players’ business models have needed to change so as to meet the threat from the new entrants and to meet the new opportunities:

•

in Media, the broadcasters, vertically integrated players, continue to dominate the scenario but, with the Web having a growing importance as a complementary distribution platform, they are increasingly under pressure from consumer electronics companies and the OTTs;

•

in Information Technology (where Italy continues to have a level of investment relative to its GDP which is significantly lower than that of the United States and of other European countries), the decline in revenues is driving the various players towards the cloud computing “growth oasis” as a way of protecting market shares in their respective core businesses. A strengthening of the telecommunications operators is expected in this sector, although often through partnerships;

•

in the Consumer Electronics market, the producers can develop services that can be used over the internet, appealing to handset owners and user experience, attenuating the relationship between the customer and the telecommunications operator and competing with the media and OTTs, through the games console and the set-top box, for the role of “net enabler” of the living room screen;

•	the OTT operators lead, for some time now, the transformation of the ways TLC (also over voice) services are used and are increasingly integrating them with Media and IT.

Conversely, with regard to the positioning of the telecommunications operators in the converging markets, it should be noted that there are, at varying levels of development:

•	initiatives to enter the IT market of innovative services by expanding Cloud services from the business to the consumer world;

•	new wireless applications such as Machine-to-Machine and mobile payment; and

•	significant presence as facilitators of online digital content use on the living room screen using OTT TV multidevice solutions.

Item 4. Information On The Telecom Italia Group	Business Units

Competition in Fixed-Line Telecommunications

The fixed-line telecommunications market is characterized by the rapid decline in voice revenues due to both the reduction in prices and the progressive shift of voice traffic to mobile. In recent years all the operators have attempted to offset this phenomenon by concentrating mainly on the ability to innovate their offering by developing the penetration of ADSL and by introducing bundled voice, broadband and services deals (the double play), in a highly competitive context with the consequent pressure on pricing.

The evolution of the competitive product offering has been affected by the transition of competitors from an essentially reseller approach (Carrier Selection/Carrier PreSelection for voice and Wholesale for ADSL) to an approach based on control of the infrastructure (Local Loop Unbundling (“LLU”) above all). In addition, the fixed-mobile convergence trend is more and more evident, with the main operators now offering integrated services and many operators now also being MVO’s (Mobile Virtual Operators).

The migration of customers from fixed-line to mobile telephony services continued during 2011 and also the migration to alternative communications solutions (Voice Over IP, messaging, e-mail and social network chat) due also to the high penetration of personal computers. For years, both for private consumers and for small and medium businesses there has been a substitution of mature traditional voice services with value-added content and services based on the internet protocol. Such change is favored by the use of the internet and by the changes in user preferences and also by the spread of broadband, personal computers and other connected devices as well as by the quality of the service.

The competitive scenario in the Italian fixed telecommunications market is characterized by the presence, besides Telecom Italia, of a number of operators (Wind-Infostrada, Fastweb, Vodafone-TeleTU, BTItalia) with different business models focused on different segments of the market.

At the end of 2011, fixed accesses in Italy numbered approximately 22.1 million, slightly down from 2010. The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share.

Concerning the broadband market, at December 31, 2011 fixed broadband customers in Italy numbered about 13.5 million with a penetration rate on fixed accesses of about 61%.

The penetration of broadband is driven not only by the penetration of personal computers but also by the growing demand for speed and access to new IP based services (Voice over IP, Content, social networking services, gaming online, IP Centrex, etc.). In 2011, however, the growth in the fixed line broadband market contracted relative to the growth seen in the preceding years due both to a general tendency of operators to concentrate on the growth of flat-rate plans (dual play) with higher value-added services and to the deterioration in the macroeconomic environment.

The decline continues in revenues from the data transmission segment, the main part of the Top customers market which, characterized by re-engineering and upgrading of internet accesses with high and very high transmission capacity and medium and large private data networks, has felt the effects of competition-resulting in a decline in average prices in the presence of a substantial stability in the various operators’ market shares.

Competition in Mobile Telecommunications

The mobile market, while increasingly saturated and mature in its traditional component of voice services nevertheless continues to experience growth in the number of mobile lines, driven by the growth in multiSIM/multidevice customers and in non-human lines (that are lines which operate with a SIM card but are not used for voice services such as an Apple Ipad) (at December 31, 2011, mobile lines in Italy numbered about 97 million with growth of about 3% over 2010 and with a penetration rate of approximately 159% of the population).

Along with the progressive contraction in traditional service components such as voice and messaging, there has been significant growth in the mobile broadband market which in the last few years was, and in the future will still be, the main opportunity for the strategic and commercial growth of the mobile telecom industry.

In 2011, there has been a continuation of the growth of mobile broadband customers on both the large and small screen, with a high penetration rate on mobile lines owing to the growing number of smartphones and tablets found in the country.

Besides innovative services that have already caught on and are under full-scale development, as in the case of mobile Apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as mobile payment and mobile cloud.

Item 4. Information On The Telecom Italia Group	Business Units

The competitive scenario in the Italian mobile telecommunications market is dominated by Telecom Italia and also by infrastructured operators (Vodafone, Wind, H3G) which are focused on different segments of the market or have different strategies.

In addition to these operators, MVOs are also in the field. PosteMobile is the most important player which at this time has a limited share of the market but records a significant rate of growth compared to infrastructured operators.

4.2.2    BRAZIL

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS and GSM technologies.

Moreover, through the subsidiary Intelig Telecomunicações, the Tim Brasil group completes its services portfolio by offering fiber-optic data transmission using full IP technology such as DWDM and MPLS.

In late October 2011, the Tim Brasil group acquired control of two companies of the AES Atimus group, now renamed Tim Fiber RJ and Tim Fiber SP, for operations in residential broadband.

The Tim Brasil group’s services cover an area which includes around 94.4% of Brazil’s urban population. Mobile operating subsidiaries have approximately 64.1 million mobile lines located in each of the Brazilian states and in the Federal District. As of December 31, 2011, its combined penetration reached approximately 123.9% of the Brazilian population and our combined market share totaled approximately 26.5%.

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

The table below sets forth, for the periods indicated, the number of mobile lines of the Brazil Business Unit:

	As of and for the years ended December 31,
	2011	2010	2009
Number of lines at year-end (thousands)	64,070	51,015	41,102

❖	MARKETING

During 2011, Tim Brasil intensified promotional activity on voice plans and further expanded data services.

For voice, in the Consumer segment, TIM continues with the existing “Infinity” and “Liberty” plans. Voice customer gross acquisitions in 2011 of the company amounted to 13.1 million new lines, an increase of 31.7% over the corresponding period of 2010.

In the Business segment, TIM continues offering the three plans launched in 2010. In the Company segment, TIM has intensified marketing activity, also with plans for fixed-line/data services from Intelig.

Item 4. Information On The Telecom Italia Group	Business Units

In data services, TIM has stepped up the plans of the “TIM Web”, “Liberty Web” and “Infinity Web” promotions in order to stimulate market penetration. With regard to equipment, TIM has continued its strategy of reducing the subsidy on handsets and promoting the use of the service.

Internet use on cell phone has also been driven by combined offerings of voice and data with smartphones or webphones. Among the best selling combos, was one that offered iPhone 3GS in TIM Liberty Empresa 400 plan for R$129/month. In the second half of 2011, 90% of handsets sold to the corporate segment were smartphones or webphones.

For companies that want connectivity through computer, notebook or tablet, TIM Brasil launched a family with 4 broadband internet plans, all for unlimited data use, ensuring convenience and transparency in the bill. Among these plans, there is TIM Liberty Web Tablet, the first market plan thought for tablet use. For the launch, TIM Brasil had an exclusive offering with a Samsung Galaxy Tab for R$89/month.

Aiming to meet specific segment demands, TIM launched in 2011 an exclusive offering for doctors. In this offering, the doctor can purchase a combo with Smartphone, a modem, a tablet and a landline with their respective plans, all of this for a fixed monthly price, from R$279. Furthermore, the client acquires for six free months an exclusive TIM solution for the health professional, which allows access to medical information, sending and controlling doctors’ appointment reminders by SMS and medical calculators. This offering and approach was planned based on surveys and analyses of the needs of doctors to help in effectively managing their day-to-day work and personal life.

In fixed line services, TIM launched, in the third quarter, 2011, “TIM Fixo Ilimitado”. This product allows the user to make unlimited duration calls to any fixed telephone in Brazil, of any operator. In addition to unlimited calls to local mobile TIM, indicating a convergence among its products.

❖	DISTRIBUTION

Tim Brasil’s services are marketed through the largest distribution network in Brazil, with over 9,000 points of sale, among premium stores and dealers (exclusive or multi-brand), in addition to relying on the distribution capacity of a number of major retail chains. Tim Brasil’s prepaid service customers rely, in addition to traditional points of sale, on alternative recharge channels, such as supermarkets and newsstands, totaling about 400,000 points spread all over Brazil. Sales of Tim Brasil’s products and services are offered by Tim Brasil’s sales personnel, as well as by authorized dealers. Most devices are sold on credit card and in 12 installments.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments which occurred in 2011 that may have an economic impact on the Brazil Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

At the end of 2011, the Brazilian mobile market reached 242.2 million lines. This is 19.3% more than in 2010 and a penetration rate of 123.9% of the population (104.7% in 2010). The total net increase for the year was 39.3 million, exceeding the growth figure of 29 million in 2010, making 2011 as the year with the highest market growth ever recorded.

4.2.3    ARGENTINA

The Telecom Italia Group operates in the fixed and mobile telecommunications sector in Argentina mainly through Telecom Argentina and Telecom Personal, respectively, as well as mobile telecommunications operations in Paraguay through Núcleo. In particular, Telecom Argentina is one of the largest private-sector companies in Argentina. Telecom Argentina has a non-expiring license to provide fixed-line telecommunications services and also provides other telephone related services such as international long-distance service, data transmission, IT solutions outsourcing and Internet services. Personal has a non-expiring licence to provide mobile services in Argentina and Núcleo has a renewable license to provide mobile services in Paraguay.

Item 4. Information On The Telecom Italia Group	Business Units

(*)	Non-operating companies.

Telecom Argentina pursues a business strategy focused on increasing its profitability and maximizing value generation for its customers, shareholders, employees and the broader community it serves. In order to promote the achievement of its goals in a sustainable and consistent manner, the Argentine Business Unit develops business plans according to the market and macroeconomic environment and invests in products and services innovation aimed at improving its customers’ user experience by adding content, interactivity and convenience to communication.

The penetration of telecommunication services in the Argentine market continues to grow at a steady pace above the average in the region. The Business Unit penetration growth rate continues to grow above the market rates.

In the fixed services, the growth was led by the increase in the Broadband business, as a result of a 12% increase in the Internet accesses (reaching 1.6 million accesses as of December 31, 2011) and the 14% increase in the Broadband ARPU (access+ISP) compared to 2010. The growth in voice revenues was mainly leveraged by the increase in the customer base with minutes included in the plans and higher value added services. Fixed lines increased approximately 1% reaching 4.1 million as of December 31, 2011.

In the mobile business, the Personal customer base increased by 1.9 million in 2011 reaching 18.2 million clients as of December 31, 2011 (of which 32% are postpaid contracts). At the same time, ARPU increased approximately 16% over the prior year. A large part of this growth can be traced to value-added services (including SMS text messaging and the mobile internet service) which, on the whole, accounted for approximately 48% of Personal mobile service revenues in 2011. Additionally, Personal has developed a new brand identity in line with the values in which it trusts to successfully implement the number portability in 2012.

In Paraguay, Núcleo’s customer base grew by about 14% over the prior year reaching 2.1 million lines at year-end, of which 17% were postpaid. During 2011, Núcleo consolidated its brand highlighting the attributes of closeness, youth and convenience, remaining as a leader in preference of young customer segments.

The table below sets forth, for the periods indicated, the number of lines of the Argentina Business Unit:

	As of and for the years ended December 31,
	2011	2010	2009
Number of fixed lines (thousands)	4,141	4,107	4,060
Number of mobile lines (thousands)	20,342	18,212	16,281
Broadband accesses (thousands)	1,550	1,380	1,214

❖	MARKETING

Fixed Services

In the residential fixed business, Telecom Argentina has concentrated its efforts in satisfying its customers access demand, trying to contain the drop of minutes of use related to the effect of substitution of mobile traffic and increasing the ARBU (Average Revenue Billed per User). Revenues from local traffic continue to increase leveraged by the growth of lines with minutes included in the plan and subscription plans, despite the slight drop in traffic

Item 4. Information On The Telecom Italia Group	Business Units

volume. Also, and to adjust the portfolio to customer’s needs, new local calling plans were launched to lower consumption customers. Regarding national and international long distance services, the focus has remained on encouraging the purchase of subscription plans and upselling campaigns, resulting in an improved ARBU.

In the Internet business, the leadership of the brand “Arnet” was based on effective marketing with differentiated offers by segment and competitive prices. In December 2011, with the launching of 10 mega Arnet, the portfolio of access speeds available was expanded, creating a new alternative in terms of average speed.

With respect to value-added on broadband access, in November 2011 Telecom Argentina launched Arnet Play, the first video streaming service for residential customers. The service provides customers, through a monthly fee payment, the ability to access to a vast library of contents. Another important value-added service introduced in 2011 was Arnet Móvil, which provides access to Internet through the Personal 3G network. This service is aimed to broaden the service already offered to customers with a fixed broadband connection.

Corporate segment continued its strategy of providing converged solutions that integrate voice, data, Internet, multimedia, ICT, data centers and applications.

Mobile Services

During 2011, Telecom Personal continued its strategy of innovation leadership with the launch of various products, promotions and benefits to meet the diverse communication needs of different types of customers. The consolidation of the 3G coverage and the evolution of the value-added services powered by smartphones and tablets, defined the kind of offers developed over 2011.

Telecom Personal continued to expand the offerings called Todo Incluido plans that integrate voice, data and text messages, along with Personal Black, the platform that offers a Premium subscription service with unlimited data services and a portfolio of smartphones and tablets with special content at affordable prices.

Also, in 2011 the granting of recharging benefits and service packs for Personal’s customers was consolidated, as well as differential benefits for Club Personal members. Both actions repositioned Telecom Personal in terms of convenience.

With respect to Núcleo, commercial offers launched during 2011 were characterized by greater alignment with market demands, a policy that helped improving its customer’s perception. Núcleo packs offers during 2011 consisted of greater variety of services with affordable prices.

❖	DISTRIBUTION

During 2011, Arnet continued with multimedia communication campaigns that further served to strengthen brand positioning. With respect to web sites, their main target was to become a channel for the exploration of Telecom Argentina products and services and for the improvement of the relationship with its customers. The web sites focused on communicating in real time all the brand offers, creating a digital experience with both Arnet (Internet products and services) and Telecom (products and related voice services) brands, and enriching customer self-management.

Focused on developing the customer base as a driver of satisfaction, Personal’s commercial offices deepened their management model and customer counseling and education by selling value-added products, handset replacement and up selling actions. By the end of 2011, Personal had a total of 61 commercial offices.

Telecom Personal also continued working on points of sale relocation in strategic areas to improve productivity. Telecom Personal deepened its digital relationship with customers, developing new contact channels through social networks, refocusing the web channel strategy on the concept of self-management. Finally, the e-commerce channel was developed for both handsets replacement and sale of new lines, and also as a contact point for current and potential customers.

Núcleo has opened six new commercial offices in Paraguay, reaching a total of 44 commercial offices by the end of 2011. This had a significant impact on customer’s closeness and on customer care improvement by reducing distances. Also, Núcleo continued enhancing customer care as a value creation media, achieving excellent sales results via telephone, Internet, and video sales.

Item 4. Information On The Telecom Italia Group	Business Units

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments on the Argentina Business Unit which occurred in 2011, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

The telecommunications market in Argentina and Paraguay continues to feature strong demand for new services and higher access speeds, in a highly competitive environment in the fixed and mobile businesses.

Competition is mainly focused on Internet, data and mobile services, including residential, corporate and government accounts, while fixed telephony is characterized by market maturity. In particular, in the Argentina mobile business, Telecom Personal is one of the three operators which offer services at national level, competing with Claro (America Móvil group) and Movistar (Telefónica group). With the introduction of Number Portability in 2012, competition is expected to intensify. The acquisition and retention of high-value customers will continue to be a key factor to Personal’s strategy, which will be supported through the launch of new products and services that will enable not only to retain existing customers, but also to continue increasing its market share.

In Paraguay, Núcleo has strengthened its market position, although operating in a market characterized by a high level of competition. Its main competitor is Tigo (Millicom Group).

As for the broadband segment, the Business Unit Argentina operates under the brand Arnet and mainly competes with ADSL Speedy (Telefonica group), with Fibertel (Clarín group), which provides broadband access services by cable-modem, and with Telecentro, offering a triple play offering.

4.2.4    MEDIA

The Telecom Italia Media group is organized into the following operating segments: TI Media—La7, MTV Group and Network Operator. In particular:

–

TI Media—La7 includes the Telecom Italia Media’s operations relating to the television broadcasters La7 and La7d and the Multimedia/Web area (La7.it and La7.tv). Until September 30, 2011, it also included the Telecom Italia Group’s Digital Content operations, which were discontinued effective October 1, 2011, following the early termination of the contract with Telecom Italia;

–

MTV group: includes the operations of MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasters MTV and MTV Music, the 360° Playmaker production unit, the production of multimedia musical platforms and satellite channels, in addition to MTV Mobile and Digital (Web);

–

Network Operator (TIMB): includes the operations of Telecom Italia Media Broadcasting relating to managing the analog and digital broadcasting networks of La7 and MTV and the Digital Multiplex channels operated by the Group, in addition to accessory services and radio and television broadcasting platforms offered to Group companies and third parties.

As of December 31, 2011, the Business Unit was organized as follows:

Item 4. Information On The Telecom Italia Group	Business Units

The table below sets forth, for the periods indicated, certain statistical data of the Media Business Unit:

	As of and for the years ended December 31,
	2011	2010	2009
MEDIA
La 7 audience share Free to Air (average during the period, in %)	3.8	3.1	3.0

La 7 audience share Free to Air (average of the last month of the period, in %)	3.9	3.3	2.9

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2011 that may have an economic impact on Media Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

4.2.5    OLIVETTI

The Olivetti group mainly operates in the sector of office products and services for Information Technology. Due to its offering of cutting-edge hardware and software, its Solution Provider activities offer solutions able to automate processes and business activities for small and medium enterprises, large corporations and vertical markets. The Group continues the process, begun during the last few years, of expanding and diversifying the offering by concentrating on both the development of software solutions and applications services for businesses and public administrations, and also specialized electronic devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

As of December 31, 2011, the Olivetti Business Unit was organized as follows (the main companies are indicated):

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

4.3    REGULATION

The EU regulatory framework

Telecom Italia’s operations in the European Union (“EU”) are subject to the EU framework on telecommunications regulation which includes directives, regulations, recommendations and communications. As such, being a member of the EU, Italy is required to implement the directives issued by the EU. Contrary, Regulations, however, adopted at the EU level have general application and are binding and directly applicable in each EU Member States without the need of further national implementation. Recommendations and communications, on the other hand, are not legally binding although politically important.

The European Commission began liberalizing the telecommunications market to competition in the late 1980s and early 1990s. In Italy, as well as in all the main EU Member States, the liberalization brought to the opening to competition of public voice telephony and public network infrastructure in 1998.

The need for a revision of the 1998 framework emerged from the growing convergence between telecommunications, broadcasting and information technology. A new EU Regulatory Framework (consisting of five Directives: the framework; access and interconnection; authorisation; the universal service and users’ rights; privacy and data protection directives) was adopted in 2002, regulating all forms of fixed and wireless telecoms, data transmission and broadcasting.

A recommendation adopted in February 2003, on relevant product and service markets susceptible of ex ante regulation, completed this set of legal instruments. In December 2007, the European Commission (“EC”) amended this first Recommendation on relevant markets, reducing the previous 18 markets susceptible to ex-ante regulation to 7: retail access at a fixed location (market 1) and, at wholesale level, call origination at a fixed location (market 2); call termination at a fixed location (market 3): wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location (market 4); wholesale broadband access (market 5); wholesale terminating segments of leased lines (market 6) and voice call termination on mobile networks (market 7).

The EU regulatory framework obliges National Regulatory Authorities (“NRAs”, in Italy “AGCom”) to run market analyses before imposing appropriate obligations on individual operators having Significant Market Power (“SMP”) according to specific EU guidelines. A company is deemed to have SMP if, either individually or jointly with others, such company enjoys a position equivalent to dominance, that is to say a position of economic strength providing the company itself with the power to behave, to an appreciable extent, independently of competitors, customers and ultimately consumers. Market shares are normally used as a proxy for market power: while undertakings with market shares of no more than 25% are not likely to enjoy a (single) dominant position, single dominance concerns normally arise in the case of undertakings with market shares of over 40% and market shares in excess of 50 % are in themselves, except in exceptional circumstances, evidence of the existence of a dominant position.

The market analyses carried out by NRAs are subject to the assessment of the EU Commission which, to a certain extent, can challenge the NRAs findings, having a “veto power” on the definition of the market and on the identification of SMP operators. As per the choice of remedies the EU Commission has no veto power but can raise serious doubts after which the “Body of European Regulators for Electronic Communications (“BEREC”) is required to give an opinion. The EU Commission, BEREC and the NRA involved then have to cooperate to find a solution within three months. Neither the Commission nor BEREC are able to make a binding intervention. Should a NRA decide not to amend or withdraw a draft measure after the EU Commissions expresses serious doubts, it shall provide a “reasoned justification”.

The EU legal framework was further revised in November 2007, with the aim to define the new European regulatory framework for the sector.

The revision of the framework established a set of rules composed of the “Better Regulation Directive” (Directive 2009/140/EC, amending the “Framework”, “Access” and “Authorisation” directives) and the “Citizens’ Rights Directive” (Directive 2009/136/EC amending the “Universal Service” and “E-Privacy” directives and the Regulation 2006/2004 on Consumer Protection Cooperation) to be transposed into national laws of the 27 EU

Item 4. Information On The Telecom Italia Group	Regulation

Member States by 25 May 2011 and by the Regulation—which was directly applicable—establishing the new European Telecoms Authority BEREC”. The new EU telecoms rules were officially adopted on December 18, 2009.

The revised directives will be transposed into the Italian legal framework by means of the “Legge Comunitaria 2010” submitted to the Parliament on August 5, 2010. The “Legge Comunitaria 2010” was published in the Italian Official Journal on January 2, 2012; delegated to the Italian Government the adoption (within three months) of measures aiming at transposing the revised directives. The Legislative decree is likely to be adopted by the end of June 2012.

Telecommunication Regulatory Framework in Italy

The legal basis for the electronic communications sector in Italy is as follows:

(i)

Law 26 of February 22, 2001 aimed at protecting the population from the effects of the exposure to electric, magnetic and electromagnetic fields and Prime Ministerial Decree of July 8, 2003, which sets up “Exposure limits, attention values and quality goals to protect the population against electric, magnetic and electromagnetic fields generated by frequencies between 100 KHz and 300 GHz”;

(ii)	the “Electronic Communications Code” (“ECC”), Legislative Decree August 1, 2003, n. 259, which transposed into national law the EU Access, Authorisation, Framework and Universal Service directives;

(iii)	“Data Protection Code” (Legislative Decree June 30, 2003, n. 196), last amended by Law November 20, 2009, n. 166;

(iv)

the “Consolidated Law on Radio-Television” (Legislative Decree July 31, 2005, n. 177) containing the principles regulating the organization of radio-television system and its convergence with different means of interpersonal and mass communications;

(v)	the “Consumer Code” adopted with Legislative Decree September 6, 2005, n. 206;

(vi)

Legislative Decree October 3, 2006, n. 262 which contained “Urgent measures regarding tax and financial issues” and, partially amended the sanctions’ regime set by the ECC by introducing further examples of administrative offences, a generalised increase in the fines for each sanction and the elimination of the partial cash settlements of fines;

(vii)

Decree Law January 31, 2007, n. 7 (enacted by Law April 2, 2007, n. 40) containing urgent measures for the protection of consumers, for the promotion of competition, for the development of economic activities. The above mentioned law impacts the electronic communications sector by prohibiting top-up charges and the expiration of phone traffic for prepaid phone cards;

(viii)

Legislative Decree May 30, 2008, n. 109 amending Directive 2002/58/EC and transposing into national law the EU Directive 2006/24/EC on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks;

(ix)	Law June 18, 2009, n. 69 providing measures to simplify the procedures for the installation and development of optical fibre networks (Article 1 “Broadband”);

(x)

Law Decree July 6, 2011, n. 98, enacted by Law July 15, 2011, n. 111 further simplifying the procedure for the installation of small mobile equipment (0.5 sq. radiator area) and low power equipment (7 watt); and,

(xi)	the 2011 Budget Law (Law December 13, 2010, n. 220), regulating the procedures for the issue of 800, 1800, 2000 and 2600 MHz frequencies’ rights of use.

Furthermore, the ECC confirmed the responsibilities of the Ministry of Communications and of AGCom as set by the previous legislation. In particular:

(i)

the Ministry is responsible for postal services, telecommunications, multimedia networks, informatics, telematics, radio and television broadcasts and innovative technologies applied to the communications sector. In May 2008, the functions of the Ministry of Communications and its resources were transferred to the Ministry of Economic Development;

(ii)

AGCom is an independent regulatory authority granting fair competition among operators and protecting consumers. It must report on its activities to the Italian Parliament, which set up its powers, defined its bylaws and elected its members.

Item 4. Information On The Telecom Italia Group	Regulation

4.3.1    TELECOMMUNICATION REGULATION IN ITALY

In July 2008, Telecom Italia proposed to AGCom several undertakings related to its access network (“Undertakings”) aimed at integrating and strengthening the non-discrimination obligations (imposed by AGCom in 2002) amongst Telecom Italia’s own retail divisions and other operators in the provision of wholesale access network services.

AGCom approved Telecom Italia’s Undertakings, which are divided into 14 main groups and pursue four main goals:

•

offering additional guarantees of equal treatment amongst Telecom Italia’s commercial divisions and other electronic communications operators (“Operators”) purchasing wholesale access services from Telecom Italia;

•	providing benefits to Operators and final users, through the improvement in the quality of the fixed access network and of related services;

•	making the evolution of Telecom Italia’s fixed access network more transparent for Operators; and,

•	ensuring the maintenance of competitive conditions in the migration towards new generation networks.

Following the AGCom approval of the Undertakings, a number of proceedings which could have resulted in sanctions against Telecom Italia were suspended.

At the beginning of 2008, Telecom Italia created the Open Access department, a separate business unit focusing its activities on the implementation of the Undertakings. To ensure equal treatment for its own retail divisions and those of the Operators (“internal-external equal treatment”), Telecom Italia undertook a set of activities focused on three main areas:

•	technical-organisational domain: solutions for the improvement of internal delivery processes and to assure that SMP services were adopted;

•	cultural-behavioural domain: a Code of Conduct has been adopted and intensive training activities have been carried out in order to spread the principles of internal-external equal treatment; and,

•	economic-regulatory domain: service contracts were drafted and transfer charges adopted to implement equality of economic treatment.

The implementation of the Undertakings, their complexity and their impact on the stakeholders’ system, required the creation of a governance system. In particular, the following bodies were set up: an independent body (the “Supervisory Board”) and the AGCom Undertakings’ Monitoring Group for the monitoring of the work in progress (“GMI”) and the Italian Office of Telecommunications Adjudicator (“OTA Italia”), whose mission is to prevent and settle disputes amongst Operators and the Next Generation Network Committee submitting possible solutions to technical, organisational and economic issues raised by the transition to the Next Generation Network.

In November 2011, three years after the formalisation of the Undertakings, with Decision 600/11/CONS, AGCom formally recognised that Telecom Italia had fully implemented all the Undertakings, terminating the proceedings against Telecom Italia that were suspended following the approval of the Undertakings.

At the end of 2011, 47 Operators had joined in the “New Delivery Process” (“NDP”) for Bitstream, “Local Loop Unbundling” (“LLU”), “Wholesale Line Rental” (“WLR”) and Collocation Services. Other Operators will join the NDP during 2012 according to a schedule agreed with Telecom Italia.

According to the above Decision 600/11/CONS, the GMI will continue to monitor the implementation of the Undertaking, with a particular focus on GU number 1 (New Delivery Process), 3-4 (KPIs), 5 (Technical and Quality Plans for the Access Copper Network) and 6 (Technical Plans for Fibre Access Network and Broadband).

After the AGCom’s positive assessment and the notification to the European Commission, the Access Network Operational Separation model adopted by Telecom Italia can be considered an avant-guarde European regulatory model and a viable alternative to the Access Network Functional Separation adopted by British Telecom (Open Reach).

Item 4. Information On The Telecom Italia Group	Regulation

Telecom Italia’s Operational Separation model will further continue to ensure quality of treatment (both in economic and technical terms), the promotion of an “Equivalence Culture”, through personnel formation programmes, and transparency to ANOs for both Copper and Fibre Access Network.

Market analyses

During 2006 and 2007, AGCom concluded the first round of analyses of the relevant electronic communications’ markets, as identified by the EC 2003 recommendation. Following market analyses, AGCom designated Telecom Italia as SMP Operator in all wholesale fixed (physical) access and (virtual) broadband access, fixed and mobile call termination, fixed call origination, transit services, terminating and trunk segments of leased lines) and retail markets (residential and non-residential fixed access, voice traffic, leased lines). As a result, AGCom introduced regulatory measures based on the specific retail or wholesale market failure identified: access to network, carrier selection and pre-selection, transparency and non-discrimination, including publication of a reference offer, information for end users, advance notification to AGCom of new retail tariffs or of changes in existing ones, price control including cost orientation, price/network cap and price tests, cost accounting and accounting separation.

Starting from December 2007, AGCom has been carrying out the second round of relevant market analyses to determine whether to maintain, amend or withdraw the current obligations on Telecom Italia. In addition, a re-assessment of the markets not included in the revised Recommendation (with remedies in place) has been carried out to justify either the withdrawal or the keeping of regulation. In 2008-2009, AGCom concluded the market analyses of the wholesale mobile markets (call termination, access and call origination). AGCom did not review the international roaming market, directly applying the EU regulation. Market analyses proceedings, for the fixed markets, were completed in 2010.

With Decision 670/10/CONS of December, 2010, AGCom started the third round of market analyses reviewing the mobile termination market to define the relevant market, identifying SMP Operators and setting regulatory obligations on SMP Operators. The final decision was published on November 2011 (Decision 621/11/CONS) containing the new glide path for Mobile Termination Rates (“MTRs”) for the period from July 1, 2012 to July 1, 2013. The market analysis on SMS termination rates is still in progress (for further detail see “Mobile Markets” below).

The main developments regarding markets in the electronic communications sector that occurred in 2011 and in the first quarter of 2012 are described below.

•	Retail-fixed markets

As a result of the first round of fixed retail market analyses, AGCom identified Telecom Italia as SMP operator and imposed regulatory obligations, including a price cap mechanism and price control.

In particular, the relevant retail fixed regulated markets were the following: access to the public telephone network provided at a fixed location for residential and business customers (markets 1 and 2); local, national and fixed-mobile services markets—retention component only—for residential and non-residential customers (markets 3 and 5, removed from the revised 2007 Recommendation); international telephone services, for residential and non-residential customers, provided at a fixed location (markets 4 and 6, removed from the revised 2007 Recommendation); leased lines market (market 7, removed from the revised 2007 Recommendation).

At the end of 2009, AGCom concluded the second round of the assessment of the international calls market and of the minimum set leased lines market and deregulated both markets withdrawing all ex ante obligations on Telecom Italia starting from 2010.

In 2010 AGCom concluded the second analysis of the national retail fixed voice services. As a consequence, AGCom decided to withdraw all regulatory obligations starting from six months after the publication of its final decision. In the transitional six-month period (until January 12, 2011), AGCom maintained the obligation of prior notification of new tariffs. However, Telecom Italia remains subject to an ex-post evaluation of the retail offers. Since January 12, 2011 Telecom Italia has been allowed to fix retail tariffs without prior notification to or approval by AGCom.

Item 4. Information On The Telecom Italia Group	Regulation

With reference to the price test methodology, with Decision 499/10/CONS dated September 13, 2010, AGCom set new rules for the assessment of Telecom Italia’s retail offers, including non-standard offers (public tender and tailored top business offers) and bundles (multiple-play offers). The new methodology is based on a replicability test developed on the basis of the following key principles: (i) a single replicability test valid for offers commercialized in different (both traditional and innovative) contexts, reference to the most efficient technology and network architecture that could be used by ANOs to replicate Telecom Italia’s offers and, hence, to a combination of wholesale inputs (ULL, WLR, bitstream, etc.); (ii) the evaluation of network and downstream ANOs’ costs on the basis of avoidable or long run incremental costs; (iii) application of the price test to the whole bundle, taking into account the overall cost of provisioning without considering whether each component of the bundle may be replicated by an alternative operator; (iv) ad hoc assessment of offers within tenders, taking into account the most efficient network architecture that could be used by ANOs to compete in a specific context. Following the publication of the AGCom document “Circolare Attuativa” (July 8, 2011), AGCom launched a preliminary assessment on the implementation of the rules provided for in Decision 499/10/CONS.

Starting from July 1, 2011, a new pricing measure for fixed line national calls entered into force. In the consumer market, the so called “Ora Gratis” for local calls and the “Mezz’Ora Gratis” for national calls have been removed; flat rates (no longer differentiated by time) were, therefore, introduced in order to simplify the offer. The new prices are 0.71 eurocents/minute (VAT included) for local calls and 5.04 eurocents/minute (VAT included) for national calls. For both types of traffic, the connection fee value, equal to 7.94 eurocents (VAT included), remains the same. In the business market, the “Ora Gratis” for local calls was also abolished (to remind that for this customer type the inter-district “Mezz’Ora Gratis” was never applied), while the prices of local and national calls remained unchanged.

Finally, no changes have been introduced for fixed-to-mobile call fees for residential and business customers, following the reduction of wholesale termination fees (for further details see “Mobile market”) implemented from July 1, 2011 (in particular, H3G termination fee decreased from 9 to 6.3 eurocents/min, Wind from 7.2 to 5.3 eurocents/min and TI and Vodafone from 6.6 to 5.3 eurocents/min).

In 2009, AGCom also concluded the second round of analyses for retail and wholesale access markets. Following the analysis of the markets, AGCom found a lack of competition and designated Telecom Italia as SMP. In December 2009, AGCom issued the Decision 731/09/CONS providing for the remedies to be imposed on Telecom Italia, including Telecom Italia’s Undertakings.

As to the retail access market, AGCom reduced regulatory constraints removing, starting from 2010, the price cap mechanism used to control residential and business subscriber monthly fees, now subject only to a price test (see above for details), in order to ensure replicability by an efficient operator. At the same time, AGCom maintained the obligation to notify prices and conditions 30 days in advance of the commercial launch (instead of the previous 60 days), but a clause of “tacit consent” at the end of the notice period was introduced. As for bundling services, the previous prohibition has been withdrawn as a consequence of the increased demand for Telecom Italia’s WLR offer.

Starting from July 1, 2011, an increase of the RTG Consumers monthly fee entered into force (from 16.08 euros/month, VAT included, to 16.64 euros/month, VAT included). Previous adjustment of the Consumers’ monthly fee was made on 1 February 2009. However, the value of the ISDN monthly fee and of all Business connections’ monthly fees was not changed.

With the aim to ensure the start-up of Telecom Italia’s commercial optical fiber retail offers, in the transitional period for the completion of the NGAN (Next Generation Access Network) regulatory path (see “Wholesale fixed markets” for details), the Authority, with Decision 61/11/CONS, conditioned the authorisation for the launch of Telecom Italia’s retail offer on the following: (i) the service should be offered only in towns where comparable offers by other alternative operators were already in place (Milan, Rome, Turin, Naples, Genoa, Bari, Bologna); (ii) the maximum number of Telecom Italia connectable customers’ premises shall be set at a threshold of 40.000 units; and (iii) provision of a wholesale ultrabroadband offer whose price is based on the retail price reduced by a given percentage (retail minus approach).

Item 4. Information On The Telecom Italia Group	Regulation

•	Wholesale fixed markets

The first round of market analyses for fixed wholesale markets was concluded in 2006. In particular, the following markets were analyzed: Call origination (market 8); Call termination (market 9); Transit services (market 10, removed from the revised 2007 Recommendation); Unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services (market 11); Broadband access (market 12); Terminating segments of leased lines (market 13) and Trunk segments of leased lines (market 14, removed from the revised Recommendation).

As a result of market analyses, AGCom imposed on Telecom Italia, as SMP operator, regulatory measures including price control in the form of a network cap (except for the wholesale broadband access market).

The network cap mechanism has been applied to calculate the prices of wholesale call origination, termination and transit services and of unbundled network-access services (i.e. Local Loop Unbundling and Shared Access). This mechanism has also been applied to circuits, with the aim of ensuring that cost orientation is used to calculate the prices of the termination and long-distance circuit segments.

Following the conclusion of the second round of market analyses of the wholesale access market, in December 2009, AGCom confirmed the current regulatory regime applicable to wholesale access obligations on copper infrastructure (unbundling and bitstream), whereas, with regard to price setting, for the period May 1, 2010 to December 31, 2012 a network cap mechanism based on a Bottom-Up Long-Run Incremental Cost (“BU-LRIC”) model was re-introduced. Following the adoption of the above-mentioned cost model, in November 2010 with Decision 578/10/CONS, AGCom set new wholesale rates for the following wholesale services: unbundling, bitstream and WLR and the value of WACC related to wholesale access services to be applied from May 2010 to December 2012. The WACC was set at a value equal to 9.36%. As to the unbundling service monthly fee, AGCom set the following monthly values: €8.70/month as of May 1, 2010; €9.02/month as of January 1, 2011; and €9.28/month as of January 1, 2012. The increases in the unbundling monthly fee and in other wholesale services for the 2011-2012 periods have been, however, conditioned on the assessment, by the Authority, of the parameters related to network quality improvement and to the updating of Telecom Italia’s access network. Following evaluation by an external auditor, AGCom’s assessments was positive and, therefore, Telecom Italia has been allowed to increase the intended wholesale price.

Referring to the WLR service, AGCom maintained on Telecom Italia the obligation to provide the service, only in the areas where disaggregated access services are not offered. The price for the service is calculated according to the network cap method, for the period from May 1, 2010 to December 31, 2012, based on a BU-LRIC model (see above), instead of the previous retail-minus regime. In compliance with Decision 578/10/CONS, on April 11, 2011 Telecom Italia published the 2011 economic conditions for the WLR service: the monthly fee was set at 12.50 euro/month for residential customers and at 14.87 euro/month for business customers. Starting from the year 2012, the WLR monthly fees for residential and business customers have been levelled at a price equal to 12.88 euro/month.

In November 2010, within the analysis of the wholesale access market, AGCom introduced obligations related to the access to NGAN infrastructures and, in particular, introduced the access obligation to ducts and dark fibre at “fair and reasonable” prices under AGCom supervision and the bitstream access on “Fibre To The x” (“FTTx”). AGCom further announced the launch of a dedicated proceeding on NGAN regulation. On September 20, 2010, the EC adopted a Recommendation on NGAN regulation. A new regulatory model was proposed where NRAs were asked to take into proper consideration the differences in competitive conditions within different geographical areas in order to assess whether the definition of sub-national geographical markets or the imposition of differentiated remedies were warranted. On September 23, 2010, with Decision 498/10/CONS, AGCom started the process leading to the regulation of the next generation network access services. Subsequently, in January and May 2011, the Authority launched two public consultations on the new regulatory regime for the access to new generation networks. With Decision 1/12/CONS dated January 18, 2012, the Authority published its final decision, which does not provide for an explicit fibre unbundling obligation at the exchange level on Telecom Italia. Furthermore, the obligation to provide an “end to end” dark fibre service between Telecom Italia’s exchanges and the final customer’s premises has been confirmed, even though its scope has been reduced by conditioning requests for service by alternative operators related to Telecom Italia’s NGAN investment plan to the “reasonable and proportionality” principle. As to the pricing of the bitstream service over fibre, AGCom confirmed

Item 4. Information On The Telecom Italia Group	Regulation

the geographic scope of the cost orientation obligation only for the NGAN “non-competitive” areas. Furthermore, AGCom cut down to only 60 days the period between the publication of the Reference Offer for bitstream services over fibre and the subsequent launch of Telecom Italia’s retail offers. In February 2012, AGCom opened three proceedings for the completion of the NGAN rules aimed at introducing: 1) cost model for the pricing of passive and active wholesale services and the definition of the competitive areas for the geographic price differentiation of bitstream services; 2) the prospective enforcement of symmetric obligations on all operators, for the access to fibre vertical wiring and to building connection segments; and 3) potential regulatory amendments of the copper sub-loop unbundling service in light of the possible introduction of the vectoring technology on “Fiber To The Cabinet—Very High-speed Digital Subscriber Line” (“FTTCab-VDSL”) accesses.

With respect to migration between operators, AGCom revised fixed-line customer migration rules, substantially reducing the processing times (reduced to five days as of March 2010) for the donating operator to verify the recipient’s migration request (so called “Phase 2”). Moreover, in cases where migration is not requested, the user will have the right to restore, free of charge, the previous configuration within five working days. Furthermore, in order to prevent activation of service not requested by retail customers fixed-line operators introduced (starting from February 2011) an individual security code provided to the customer when they sign the contract for the access service. Finally, with Decision 62/11/CIR, published on July 2011, the daily capacity of each operator for the migration order management has been increased by 60%.

With reference to fixed call termination and origination, AGCom concluded the second round of market analyses in April 2010. The final Decision 179/10/CONS postponed the development of the BU-LRIC model, recommended by the European Commission, and provided new wholesale tariffs for years 2010 and 2011. The Decision stated that prices would be defined at an efficient cost level on the basis of cost accounting data. All the prices provided for call origination were set equal to the ones for call termination. AGCom also confirmed its previous decision to impose infrastructure-based alternative operators Fixed Termination Rates (“FTR”) equal to Telecom Italia’s termination charge at the transit exchange level (“SGT”) as of July 1, 2010. In April 2011, AGCom adopted final Decision 229/11/CONS on fixed interconnection charges from July 1, 2011 to the end of 2013. In particular, as regards the FTRs of both Telecom Italia and ANOs having SMP, AGCom set 2011 prices at the same level as 2010, therefore maintaining ANOs’ asymmetric prices equal to Telecom Italia’s termination charge for the SGT level. Moreover, AGCom decided to defer to the year 2012 the application of symmetric termination fares, equal to Telecom Italia’s tariff at local exchange level (“SGU”), among the infrastructure alternative operators and Telecom Italia itself. AGCom, finally, decided that, starting from the year 2013, only IP termination would be regulated, with a single symmetric tariff for Telecom Italia and for other fixed network operators, resulting from the BU-LRIC model to be developed consistently with the EU Recommendation 2009/396/EC on termination rates. Last December, the Lazio Regional Administrative Court accepted Telecom Italia’s appeal for the unjustified lack of FTR symmetry between Telecom Italia’s and ANOs’ rates at local level (SGU) for the second half of 2010 and 2011; at the same time, Lazio Regional Administrative Court rejected the ANOs appeals against FTR symmetry at SGU level starting from January 1, 2012. AGCom and the ANOs appealed against the Lazio Regional Administrative Court decision before the Upper Administrative Court. The hearing took place on March 30, 2012 and the Upper Administrative Court ruling should be issued within the end of June 2012. Should the Upper Administrative Court confirm Lazio Regional Administrative Court decisions, AGCom shall open a new proceeding to set the ANO’s second half of 2010 and 2011 termination rates following the new procedure laid down by Art. 7 and Art. 7a of the amended Framework Directive.

Concerning transit services, in April 2010, AGCom identified two markets: (i) local conveyance and transit market (which includes the single transit service involving only one switch and the transit service between two or more switches located in the same telephone district and the transit services provided jointly with the originating or terminating service) and (ii) national conveyance and transit market (including transit services between two or more switches located in different telephone districts, also when provided jointly with the originating or terminating service). While the regulation for the national conveyance and transit service markets has been withdrawn, AGCom maintained the regulation for the local conveyance and transit market.

Regarding the wholesale markets for trunk segments of leased lines and for terminating segments of leased lines, AGCom, in January 2010, stated that the market for trunk services was competitive and removed all ex-ante obligations. As to the terminating services market, AGCom identified the following two separate markets: (i) circuits provided between a Telecom Italia node and end user’s premises (market A); and (ii) circuits provided

Item 4. Information On The Telecom Italia Group	Regulation

between a Telecom Italia node and a mobile operator’s base station (market B). AGCom decided to deregulate market B, removing existing ex ante obligations starting from 31 December 2010. On the other side, AGCom identified Telecom Italia as SMP in Market A and imposed a network cap for the years 2010-2012.

•	Mobile markets

AGCom concluded the second round of analyses of the mobile markets in the years 2008-2009.

In February 2009, AGCom confirmed that the wholesale market for access and call origination on mobile networks should not be subject to ex-ante regulation.

With respect to the wholesale market for voice call termination on mobile networks, AGCom decided in November 2008 a four year gradual decline in tariffs, setting the Maximum Termination Rate (“MTR”) for each SMP mobile network operator and the elimination of the current asymmetry enjoyed by the third entrant in 2011 (5.3 eurocents/min) and by the last entrant in 2012 (4.5 eurocents/min).

Subsequently, AGCom developed a new cost model for MTRs taking into account the May 2009 EU Recommendation on the regulation of termination rates. The new cost model was used in the third round of market review, launched with Decision 670/10/CONS, in order to update the values of the glide path (multiyear mechanism of price control) set for mobile termination rates.

In November 2011, AGCom published its final decision on wholesale prices for voice call termination on individual mobile networks (Decision 621/11/CONS). The new glide path, based on half-monthly (instead of annual) variations, starts from July 1, 2012 and will expire on July 1, 2013 with the coming into force of a symmetric termination rate for all mobile operators (0.98 eurocents/minute).

Mobile networks vocal termination eurocents/min.	Prices applied from 7.1.2011	New glide path
		from 7.1.2012	from 1.1.2013	from 7.1.2013
Termination on H3G network	6.3	3.5	1.7	0.98
Termination on TI, Vodafone and Wind networks	5.3	2.5	1.5	0.98

Meanwhile, starting from July 1, 2011, wholesale termination fees were decreased following the decision on MTRs adopted at the end of the second round market analysis (in particular, H3G fees decreased from 9 to 6.3 eurocents/min, Wind from 7.2 to 5.3 eurocents/min and Telecom Italia and Vodafone from 6.6 to 5.3 eurocents/min).

Concerning SMS termination prices, currently set on commercial basis and based on reciprocity among operators, a public consultation is ongoing. In a November 2011 decision on the wholesale market for mobile call termination, AGCom envisaged an analysis of this market to assess whether competitive problems exist. The timing of an eventual draft decision has not yet been communicated.

Mobile Number Portability (MNP)

On January 7, 2011 AGCom published Decision 147/11/CIR on “Amendment to the regulations on mobile number portability”. The Decision, among other things, provides that:

•	Mobile Number Portability (“MNP”) should be set up within 8.30 a.m. of the second working day following input of the customer’s request in the recipient operator’s systems;

•

from January 1, 2013, the recipient operator must refund the customer, upon request, in case of delays in the activation of the MNP, for a a minimum of 2.5 euros for each working day of delay, up to a maximum of 50 euros. The refund is not due for delays up to two working days; for delays over two working days, the refund calculation takes into account all the days late including the first two; and

•	the data of the customers who request the MNP activation is to be treated by the donating operator with the utmost confidentiality and used only for the activation of the service.

Item 4. Information On The Telecom Italia Group	Regulation

International roaming

The EC Regulation on international roaming, approved by the European Parliament and the Council in June 2007 (CE 717/2007), introduced the following measures for roaming calls within the EU (extended to European Economic Area countries), for a three year period:

(i)	an average wholesale price cap for outgoing calls; and,

(ii)	a price cap for maximum retail prices for outgoing and incoming calls (“Euro-tariff”).

In June 2009, the EU Parliament and Council adopted a new Regulation (CE 544/2009) which provided for further progressive reductions of prices for voice call (retail and wholesale) and set maximum prices for SMS (at retail and wholesale level) and data (at wholesale level), to be applied within the 27 Member States as of July 2009. The new regulation also provided for stricter transparency obligations on data (retail) such as the introduction of a cut off limit, from March 2010, in order to prevent “bill shock”. Since July 2010, customers have the cut-off limit by default (prior to July 2010 it was based on an “opt-in” model). The above new Regulation applies until summer 2012.

On July 6, 2011, the European Commission published the proposal for the “Roaming III” Regulation to be implemented starting from July 1, 2012. The proposal has been submitted to the European Parliament and the EU Council of Ministries approval under the so-called co-decision procedure; on March 27, 2012 an agreement was reached on a compromise text that is expected to be approved by June 2012. The regulation provides:

(a)	the extension of retail (up to the year 2017) and wholesale caps (up to the year 2022) on voice roaming services, SMS and intra-EU data;

(b)	the decoupling of roaming offers from national offers (from 2014), allowing customers to buy roaming offers from a different provider than the one providing national services; and

(c)	the obligation for mobile operators to provide wholesale roaming access at regulated prices.

Long Term Evolution (“LTE”) Frequencies

The so-called “digital dividend” is the allocation of a portion of the broadcasting frequency band to other telecommunication services. AGCom published guidelines for the frequency national plan aiming at fostering the release of the digital dividend band (as required by the European Commission Recommendation 2009/848/EC of October 28, 2009) at present allocated to a large number of local broadcasters (about 600).

On December 7, 2010, following the approval of the 2011 Financial Bill, ACGom and the Ministry for the Economic Development—Communications Department launched the process to award, by means of a tender, radio frequencies’ rights of use to be assigned to broadband mobile electronic communication services.

On June 10, 2011, AGCom published the Decision 282/11/CONS regulating the procedures aiming at issuing the 800, 1800, 2000 and 2600 MHz frequencies’ rights of use. Finally, in the Official Journal n. 75 dated June 27, 2011 the Ministry for the Economic Development published the “Invitation to Tender” for the award of the frequencies’ rights of use.

The minimum tender rates for the each frequency lot were as follows:

BAND	Minimum rate per lot (in euros)
800 – FDD	353,303,732.16
1800 – FDD	155,869,293.60
2000 – TDD	77,934,646.80
2600 – FDD	30,668,726.75
2600 – TDD	36,802,472.10

The Ministry for the Economic Development granted Telecom Italia the right to file offers for the use of frequencies.

Item 4. Information On The Telecom Italia Group	Regulation

The tender was launched on August 31, 2011 and was closed on September 29, 2011. On October 3, 2011, the Ministry for the Economic Development—Communications Department awarded Telecom Italia two 2x5 MHz standard blocks at 800 MHz each, a 2x5 MHz block at 1800 MHz and three 2x5 MHz standard blocks at 2600 MHz each. Telecom Italia’s total investment amounts to 1,223 million euros, net of a 38 million euros discount due to Telecom Italia’s commitment to implement the new networks using more than 50% environmental sustainable equipments. Given this discount, a specific credit guarantee was set up.

On November 3, 2011, Telecom Italia told the Ministry that:

•	the 767 million euros contribution for the award of the above-mentioned frequency blocks was paid;

•	a 5 year guarantee for 456 million euros had been created following the request to pay the rest of the amount in instalments.

On December 15, 2011, Telecom Italia requested that the Ministry grant authorisation to start trials for LTE service on the 800, 1800 and 2600 MHz bands. Following the request by Telecom Italia and by other mobile operators, the Ministry set up a Technical Table for the release of 800 and 2600 MHz bands by, respectively, local television broadcasting operators and the Ministry of Defence.

The rights of use, formally awarded by the Ministry on October 3, 2011, were allocated on February 2012.

Numbering plan

AGCom decided in December 2010 that the rights of use of mobile numbering is to be extended to Mobile Virtual Operators (“MVOs”). In addition, considering the possible new numbering resources needed, should the future MVO numbers significantly increase, AGCom decided to modify, by 2012, existing end users’ mobile number codes and Mobile Number Portability routing number codes bringing them from 3 digits to 4 digits with relevant technical and economical impacts on infrastructure network operators.

In January 2012, AGCom launched a public consultation (closed in February 2012) proposing a revision of National Numbering Plan (“NNP”). The main proposals, as to the draft decision, concern the mobile numbering structure evolution, the update of the premium services price ceiling and a new numbering block for SMS/MMS corporate services.

Due to the relevant impacts of the proposed revision of the current mobile numbering plan, a proposal has been jointly raised by the main national mobile operators to find possible solutions aiming at balancing the market needs for new mobile numbering resources to the benefit of MVOs with the impacts on the current mobile numbering structure and on mobile operators.

The final AGCom decision on NNP regulation is expected by the end of May 2012.

Quality of services of broadband internet access at fixed location

In November 2008, AGCom issued a decision stating that operators shall provide information about the service level of internet access services at a fixed location:

•

operators shall state their minimum standards of service quality (including the minimum connection speed) and other information about the characteristics of the access. Subscribers can terminate their contract if the quality of their connection is below the claimed minimum standards; and,

•

operators shall undertake statistical measurements at regional level (for example speed data transmission; rate of failure in data transmission; rate of packet loss). At present, this activity has been taken in ten regions and will be gradually extended to all 20 Italian regions.

In the autumn of 2010, AGCom launched a tool allowing customers to measure the quality of their broadband connections.

The AGCom decision finally introduces a super-partes agency verifying operators’ measurements.

Item 4. Information On The Telecom Italia Group	Regulation

Quality of services of broadband internet access at mobile location

In February 2011, AGCom launched a working group aiming at raising suggestions on how to regulate the quality of mobile broadband access lines services.

The working group defined the statistical measurements to be made, through drive test, every six months in the main cities of all the Italian regions. The first year measurement campaign should end before summer 2012 and the results should be available by September 2012.

Universal Service

The Universal Service is a minimum set of services of a certain quality, which shall be made available to all customers, regardless of their geographical location and shall be offered at a reasonable price, taking into account the specific national conditions,. To date, Telecom Italia is the only operator with the obligation of providing the Universal Service (“USO”) throughout Italy.

A fund, set up by the Ministry of Communications, is used to contribute to finance the net cost for the provision of Universal Service. All the companies in the sector including Telecom Italia contribute to the above fund.

The net cost of providing the Universal Service is calculated as the difference between the company’s net cost when it is subject to the obligation of providing the Universal Service and the net cost of the same operation should the obligation not exist. It is AGCom’s responsibility to verify the net cost of the Universal Service.

In March 2008, AGCom published a Decision introducing a new method of calculating the net cost. Such a calculation affects credits related to the Universal Service net cost for the years 2004, 2005 and 2006 which have been re-calculated and submitted to AGCom under the new terms.

With Decision 153/11/CIR, AGCom assessed the 2004 net cost for universal service. The Authority decided the applicability of the sharing mechanism and estimated the net cost for the year 2004 was 25.9 million euros. The contribution rate due to other operators amounts to 8.7 million euros.

The net cost of providing Universal Service 2005 is undergoing an auditing procedure and the net cost calculations for years 2006/2010 have been delivered to AGCom. Therefore Telecom Italia is fully compliant with the accounting obligations regarding the net cost of Universal Service.

Since the issue implies contributions from other operators AGCom’s proceedings aimed at defining the operators’ contribution to the fund are highly controversial. Notwithstanding the disputes on the issue, Telecom Italia continues ensuring the provision of Universal Services accordingly to the USO rules defined by AGCom.

Public Telephony

In April 2010 AGCom confirmed that the criteria regarding the distribution of public telephones on the national territory was no longer consistent with current social needs and removed “quantitative” obligations for Telecom Italia. As a result, Telecom Italia was authorised to remove up to 30,000 public telephones per year after consultation with local municipalities and interested citizens. In 2010, approximately 7,500 public telephones were therefore removed while the number of public phones removed in 2011 amounted to around 10,000 bringing the total number of public telephones in place to 97,736.

Accounting separation and fixed network cost accounting

SMP operators are required to have a transparent accounting system as to their costs. These operators shall provide AGCom annually with both a description and a report on their cost accounting system to assess their compliance with the provisions of the electronic telecommunications regulatory framework. Moreover, SMP fixed and mobile operators must keep a separate accounting system separating the activities in each of the relevant wholesale and retail markets defined by AGCom according to the periodic market analyses.

The “rules” on regulatory accounting in Italy are set in accordance with EC Recommendations, particularly with Recommendation on “Cost Accounting and Accounting Separation”, issued on September 2005.

Changes in the regulation on cost accounting and accounting separation follow periodical market analyses.

Item 4. Information On The Telecom Italia Group	Regulation

The rate of return on capital employed was set by the AGCom at 9.36% nominal pre-tax with Decision 578/10/CONS in December 2010.

Since 2008 the regulatory asset base includes Telecom Italia’s goodwill.

During the first half of 2011, the independent auditors appointed by AGCom to review Telecom Italia’s accounting separation of the fixed network services for the years 2008 and 2009 completed their audit and delivered the requested audit reports to AGCom. Reports of the auditor are approved by means of an AGCom decision; regulatory accounts and accounting methodology are published also by Telecom Italia on its website.

The audited regulatory accounting reports and the methodology for the years 2005, 2006 and 2007 are public and available on Telecom Italia’s website.

The regulatory accounting report for the year 2010 was delivered to AGCom in 2011 in compliance with the law and with AGCom’s Decisions.

Public consultation issued by AGCom on new accounting rules regarding internal contracts, transfer charges and further reporting requirements aimed at complying with the “equivalence” principle is concluded. The AGCom final decision was issued in December 2011; after a trial period, the new regulatory accounting requirements will be applied in 2011 regulatory accounting process to be delivered in 2012.

At present, Telecom Italia is fully compliant with its regulatory accounting obligations.

Accounting separation and mobile network cost accounting

In connection with AGCom’s second round on market analyses concerning the “market for the termination of voice calls on individual mobile networks”, AGCom requested SMP operators to produce economic and quantitative data related to regulatory accounting methodologies for the purpose of setting new network cap values. Consultation on the main assumptions of Mobile LRIC model was closed in November 2010.

During the year 2011:

•	auditing activities regarding accounts at historical costs for the year 2009 ended in April 2011;

•	regulatory accounting report for the year 2010 was delivered to AGCom in 2011 in compliance with the law and with AGCom’s Decisions;

•	with Decision n. 254/11/CONS, AGCom started a new round of market analyses and stated a new glide path for MTRs for the 2012-2015 period;

•	with Decision n. 621/11/CONS, AGCom:

(A)	Updated the glide path in three steps: 07/01/2012, 01/01/2013 and 07/01/2013 in order to speed up the process towards symmetric rates.

(B)	Pointed out (clarified) that rules to be applied for regulatory accounting are those stated by Decisions n. 667/08/CONS and n. 60/11/CONS.

At present, Telecom Italia is fully compliant with its regulatory accounting obligations.

AGCom fee 2011-2012

In January 2011, AGCom carried out an assessment of the compliance by Telecom Italia and all other companies with respect to their obligation to pay annual fees to the Authority for the years 2006, 2007, 2008, 2009, 2010. On March 1, 2011, with Decision 99/11/CONS, the Authority notified Telecom Italia of its conclusions that the Company had not fully paid its operating expenses due for the relevant period, listing additional accounting items which, in its opinion, should have been included in the cost basis used to make the calculation. Telecom Italia was therefore forced by AGCom to pay an extra sum for amounts not paid in the five years 2006-2010. Telecom Italia appealed this decision with the Lazio Regional Administrative Court which suspended the terms of the payment until the end of the proceeding.

Item 4. Information On The Telecom Italia Group	Regulation

On March 3, 2011, AGCom published the Decision 599/10/CONS on the payment of the annual fee for the year 2011 with which the Authority raised the contribution share from 1.5‰ to 1.8‰ of 2009 communications sector revenues. On April 30, 2011, Telecom Italia paid (with reservation) an amount equal to 24.2 million euros, calculated consistently with the reasoning on which the appeal against Decision 99/11/CONS was based and, at the same time, contested Decision 599/10/CONS with the Lazio Regional Administrative Court in relation both to the increase in the level of the contribution and to the broadening of the accounting items to be considered in the cost basis.

As regards the two appeals filed by the Company and the relevant rulings issued on December 13, 2011, two orders have been published by the II Section of the Lazio Regional Administrative Court. These orders suspended the above-mentioned rulings and referred to the EU Court of Justice a preliminary question, i.e. the assessment of AGCom’s national financing system consistency with the principles deriving from the EU sectorial Directives.

On March 28, 2012, AGCom published Decision n. 650/11/CONS on the payment of the fee for the year 2012, setting the calculation methodology on 2.0‰ of 2010 revenues of the communications sector. On April 30, 2012, Telecom Italia paid (with reservation) an amount equal to 23.0 million euros and plans to contest Decision 650/11/CONS with the Lazio Regional Administrative Court.

Broadband and digital divide

Over the last few years, AGCom introduced several measures aimed at endorsing the development of fixed and mobile broadband through the provision of simplified procedures to deploy the relevant networks.

Particularly important in this respect is the Decree Law n. 40/2010, enacted by Law n. 73/10, introducing:

•	a lighter authorization procedure for the deployment of broadband mobile equipments; and,

•	simplified rules for the use of innovative digging techniques (mini-trench) for the deployment of optical fiber equipments.

In 2010 the simplification process also affected the authorization procedure for the deployment of electronic communication equipments in areas under landscape restrictions. In fact, since half of Italy is considered as protected area (“area di conservazione”), provisions aiming at accelerating digging authorisations are important levers for broadband expansion throughout the country.

Finally the Decree Law 98/2011, enacted by Law n. 111/2011 has further simplified the administrative procedure for the expansion of small mobile equipment (0.5 sq. area) and of low power equipments (7 watt). The deployment of mobile equipment falling within the above-mentioned thresholds was actually exempted from the DIA regime (“Denuncia di Inizio Attività”—“Commencement Notice”) previously provided for by the Electronic Communications Code and subject to a simple notification, to be made at the time of commencement of the works.

4.3.2    PRIVACY AND DATA PROTECTION

Telecom Italia must comply with Italy’s data protection code (Legislative Decree June 30, 2003 n. 196), which came into force on January 1, 2004.

The code is divided into three parts: (1) general data protection principles; (2) additional measures applicable to organisations in certain areas, including telecommunications; and (3) sanctions and remedies.

The code applies to all data processing within Italy and also affects organisations not being based in Italy but using equipment located in Italy, such as computer-based systems.

According to the code, personal data shall be processed lawfully and fairly, kept accurately and up to date and must not be excessive or kept for longer than necessary. Therefore, information systems shall be configured in order to minimize the use of personal data.

The “data subject” (any natural person that is the subject of the personal data) and the “subscriber” (any natural or legal person who or which is party to a contract with the provider of publicly available electronic communications services, or is the recipient of such services by means of pre-paid cards) shall receive a preliminary information on the purposes and modalities of data processing. Consent of the data subject is necessary to process personal data, except in specific cases (i.e. obligations imposed by law or by a contract with the data subject). Furthermore, the data subject has the right to access his/her personal data and to obtain information on the purposes and methods of the processing.

Item 4. Information On The Telecom Italia Group	Regulation

Italy’s Privacy Provisions Related to Specific Processing Operations in the Electronic Communications Sector

The above mentioned code has implemented the provisions contained in the E-Privacy Directive of the European Union (Directive 58/2002).

When data retention is concerned, communications service providers (“CSPs”) are allowed to retain traffic data for a six-month period in order to deal with disputes over billing and subscriber services. CSPs are also required to retain telephone and electronic communications traffic data for the purpose of detecting and preventing crimes. In 2008, data retention terms were significantly reduced. At present, data retention terms for crime prevention and prosecution are: 24 months for telephony traffic (fixed and mobile); 12 months for electronic communications traffic; and 30 days for unsuccessful call attempts.

Traffic data must be kept and controlled in compliance with general provisions issued by the Italian Privacy Authority (“Garante per la protezione dei dati personali”), which requires TLC operators to adopt strict security measures.

Customer profiling in the electronic communications sector is regulated by a provision adopted by the Italian Privacy Authority on June 25, 2009. CSPs must obtain the consent of the data subject for profiling based on individual and detailed personal data, while prior approval of the Italian Privacy Authority is necessary to process aggregated personal data without the data subject’s consent.

Concerning direct marketing activities, the data protection code allows the processing of personal data obtained from directories of subscribers, in order to carry out operator-assisted telephone calls for commercial purposes. Such processing is possible unless the entity that entered its respective telephone numbers in a public “opt-out register”, which came into force on February 1, 2011.

4.3.3    ANTITRUST IN ITALY

Legislation on competition

Telecom Italia is subject to Italian competition law.

Law October 10, 1990 n. 287 (“Provisions aiming at protecting competition and the market”) set up the Autorità Garante della Concorrenza e del Mercato, or “Antitrust Authority”.

The Antitrust Authority is responsible for:

(i)	applying Law 287/1990 and supervising: (a) restrictive agreements; (b) abuses of a dominant position; and (c) concentrations of enterprises;

(ii)	applying, whenever the necessary conditions are met, the relevant EU provisions (i.e., Articles 101 and 102 of the Treaty on the Functioning of the European Union);

(iii)	applying Legislative Decree September 6, 2005 n. 206 concerning unfair commercial practices; and,

(iv)	monitoring conflicts of interest in the case of individuals holding government positions.

In addition, Articles 14-bis and 14-ter of Law 287 of 1990 (introduced by Law 248/06) provide that the Antitrust Authority may (i) adopt interim measures; and (ii) enforce commitments binding upon the proposing parties in order to dispel identified anticompetitive concerns closing the investigation without any finding of a violation.

Antitrust Proceedings A426 and A428

Please see Note “Contingent liabilities, Other information, Commitments and Guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 4. Information On The Telecom Italia Group	Regulation

4.3.4    TELECOMMUNICATION REGULATORY FRAMEWORK IN BRAZIL

Telecom Italia Group’s operations in Brazil are subject to the 1997 General Law on Telecommunications (Lei Geral de Telecomunicações—“LGT”) and to a comprehensive regulatory framework for the provision of telecommunications services adopted by the Regulatory Agency for Telecommunications—Agência Nacional de Telecomunicações (“ANATEL”).

ANATEL is responsible for the regulation and implementation of national policies in matter of telecommunications. It is a quasi-independent body (the relationship with the Ministry of Communication is institutional, but not hierarchical) enjoying financial and operational autonomy and a wide range of functions and powers, to ensure competition and to avoid concentration of services. The board members have a fixed term, are selected and appointed by the President under approval by the Senate.

ANATEL has the power to impose restrictions, limitations or conditions on concessions, permits or authorizations. ANATEL has the authority to propose and issue legally binding regulations on telecommunications service providers. The rules issued by ANATEL are subject to periodic updates. Any proposed regulation or action by ANATEL is subject to a period of public consultation, which may include public hearings, and can be challenged in Brazilian courts.

ANATEL privatized the former public monopolistic operator and progressively opened the market to competition, in addition to promoting universal access to basic telecommunications services.

With regard to the operational activity of TIM, Intelig and TIM Fiber, ANATEL developed regulations for mobile communication services (“SMP”—Personal Mobile Services), fixed communications services (“STFC”) and data transmission and multimedia services (“SCM”).

In October 2008, ANATEL approved the proposed “General Update Plan in Telecommunications Regulation” (“PGR”) aiming at planning the actions to be promoted by ANATEL for the next ten years, in order to update the regulation of telecommunications in Brazil. Implementation of the Local Loop Unbundling and Virtual Mobile Operators were included in the expected short-term actions by the PGR.

Number portability was introduced in Brazil beginning in September 2008 and became fully operational in March 2009.

The exploitation of mobile services by Mobile Virtual Operators, based on commercial agreements between established operators and virtual operators was introduced in 2010.

Authorizations

ANATEL carried out the privatization of the former public monopoly operator and gradually opened the sector to competition, in addition to fostering universal access to basic telecom services. According to the General Telecommunications Law and to the regulations issued by ANATEL, licenses to provide telecommunications services are granted either under the public regime, by means of a Concession or a Permission, or under the private regime, by means of an Authorization. Only certain fixed-line service providers are currently operating under the public regime (Telefonica, Embratel and Oi, commonly referred to as “Concessionaires”). All the other telecommunications services providers in Brazil are currently operating under the private regime, including all the mobile and data service providers.

Since the launch of GSM mobile services in 2002, four main players operate in the mobile market (Claro, Vivo, Oi and TIM) and compete nationwide. Third generation services deployment started in 2008.

The authorizations for fixed and mobile services give the Telecom Italia Group (which operate under the brand names TIM, TIM Fiber and Intelig) coverage of the entire Brazil allowing to provide fixed, mobile, long distance and multimedia services.

According to Brazilian law, Internet access is considered a value-added service, and providers of Internet services are not considered to be telecommunications operators. The rules require that all telecommunications services’

Item 4. Information On The Telecom Italia Group	Regulation

operators allow network access to any interested party to provide value-added services, without discrimination, unless technically impossible. The voice service providers can also provide value-added service through their own networks.

Interconnection rules

Telecommunication operators must publish a public interconnection offer highlighting both economic and technical conditions and are subject to the “General Interconnection Regulatory Framework” enforced by ANATEL in 2005.

The interconnection charges for fixed network (“TU-RL”) amount to a percentage of retail prices for the incumbent operators. Alternative operators (including TIM) can apply asymmetrical interconnection rates exceeding up to 20% the one applied by the incumbents.

The values of mobile interconnection rates (“VU-M”) are freely negotiated by operators. The National Regulatory Authority has, however, arbitration power in case of disagreement being able to determine a reference value according to criterion set up by regulation.

Interconnection agreements are subject to prior approval by ANATEL.

Main regulatory developments

National Broadband Plan: in May 2010, the Brazilian government approved a National Broadband Programme to extend national broadband coverage by 2014. The plan includes the reactivation of Telebras, responsible for managing and operating a national fibre network, and a new framework aimed at reducing the wholesale connectivity price and consequently allowing a more affordable price of “entry level” broadband residential connections.

Other measures in the plan are represented by fiscal incentives to induce the operators to offer broadband access to low income families, public investments in research and financial support to national industries.

Fixed Termination Rates: On February 11, 2011, ANATEL launched a consultation on the revision of the current regulation on fixed interconnection charges. ANATEL proposes, amongst other measures, to:

•	withdraw asymmetry of FTRs currently enjoyed by non SMP operators (these operators are allowed a 20% mark up over SMP operators´ FTRs); and

•

apply local interconnection rates in case of a traffic unbalance of at least 75% of traffic exchanged amongst public switched telecommunications service operators (the current threshold is 50%). Below that threshold a system of “bill and keep” applies.

The timing for the final adoption of the revised regulation is undefined.

Leased Lines: up to March 18, 2011, ANATEL consulted interested parties on a proposal to review existing wholesale leased lines regulation. The aim of the proposal is to improve wholesale leased lines supply and, ultimately, foster competition in fixed retail markets by imposing:

•	more stringent obligations on SMP operators to make available and provide leased lines to third party operators (including “Service Level Agreements”—“SLAs”—and penalties for non-compliance); and

•	improved enforcement mechanisms.

The timing for the final adoption of the revised regulation is undefined.

General Competition Plan (“PGMC”): with the General Competition Target Plan the regulator (ANATEL) intends to introduce tools for market analysis in order to identify operators with market power and to consequently impose asymmetric measures. From July to October 2011, ANATEL consulted interested stakeholders on this issue.

ANATEL approach is to analyse the competition environment, and the possible existence of operators with significant power to which apply asymmetric measures, in seven relevant market: two markets at retail level

Item 4. Information On The Telecom Italia Group	Regulation

(Origination of local calls from fixed line access; pay-TV Offer) and five at wholesale level (Access to the fixed network; Access to the mobile network; Interconnection with fixed networks; Interconnection with mobile networks; Local and national transport infrastructure) TIM Brasil should not be considered as a Significant Market Power operator in any of the seven markets as defined by ANATEL.

The final approval of the regulation is expected for the second half of 2012.

Retail prices of Fixed to Mobile calls: following a public consultation held in November 2010, ANATEL published a regulation imposing a glide path on fixed-mobile retail rates (“VC”) for the period 2012-2014, based on a price cap system, with a 23% decrease in three years. Because of this change in the price of Fixed to Mobile calls, operators were expected to have negotiated new values of mobile termination by February 12, 2012. Since no agreement was reached, ANATEL imposed the first step of a glide path for mobile termination reducing its value by about 27% in three years.

Cost models’ implementation: in 2005, ANATEL issued a ruling for “Accounting Separation and Cost Accounting”, introducing on licence holders and groups holding significant market power in the offering of fixed and/or mobile network interconnection and wholesale leased lines (“Exploração Industrial De Linha Dedicada”—“EILD”) the obligation to present the Accounting Separation and Allocation Document (“Documento de Separação e Alocação de Contas”—“DSAC”). Starting from 2006 (for fixed operators) and 2008 (for mobile operators), operators (TIM included) are providing ANATEL with the requested information.

In August 2011, ANATEL launched a project called “Modelo de Custos”, setting up a consortium of consultants (Advisia, Analysys Mason, Grant Thornton) in charge of developing, within two years, the cost model for fixed and mobile networks for communications services.

By 2014, when the cost model will be available, ANATEL should have an instrument for the effective application of the obligation of cost orientation for the development of regulated wholesale services.

Assignment of frequencies in the bands 2.5GHz and 450MHz: in April 2012, ANATEL published the text of an invitation to tender for the allocation of radio frequencies in 2.5GHz, enabling applications like 4G based on LTE. The auction should be held by June 2012.

Together with the 2.5GHz frequencies a lot of frequencies in the range of 450MHz will be assigned. These frequencies are not of interest for mobile operators because of the absence of standards implementation. The 700MHz frequency will not, however, be available before 2016.

4.3.5    TELECOMMUNICATION REGULATORY FRAMEWORK IN ARGENTINA

Telecom Argentina and Telecom Personal operate in a regulated industry. Regulation not only covers rates and service conditions, but also the terms under which various licensing and technical requirements are imposed.

Telecom Argentina’s and Telecom Personal’s activities are supervised and controlled by the “Comisión Nacional de Comunicaciones” (“CNC”), a governmental agency under the supervision of “Secretaría de Comunicaciones” (“SECOM”), which is embodied within the Ministry of Federal Planning, Public Investments & Services. The SECOM develops, enforces and implements policies which are applicable to telecommunications services, reviews the applicable legal regulatory framework, approves major technical plans and resolves administrative appeals filed against CNC resolutions.

The Argentinean regulatory framework is mainly featured by:

•	the Privatization Regulations, including the List of Conditions and the Transfer Agreement;

•	the Licenses granted to Telecom Argentina and its subsidiaries;

•	the Agreements on Rates; and,

•

various governmental decrees, including Decree n. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management, Public emergency law (law n. 25,561) dated January 6, 2002 (regarding, among others, rules freezing fixed telephony rates).

Item 4. Information On The Telecom Italia Group	Regulation

Regulatory Authorities abroad

Núcleo, Telecom Personal’s Paraguayan controlled company, is supervised by “Comisión Nacional de Telecomunicaciones” (“CONATEL”) the National Communications Commission of Paraguay.

Telecom Argentina USA, Telecom Argentina’s subsidiary, is supervised by the Federal Communications Commission (“FCC”).

Springville SA, Telecom Personal’s Uruguayan controlled company, is supervised by “Unidad regulatora de servicios de comunicaciones”(“URSEC”).

Authorizations

In March 1998, the Argentinean government issued the Decree n. 264/98, introducing a plan for the liberalisation of the Argentinean telecommunications industry. The plan provided for the issuance of a reduced number of competitive licenses and liberalized basic telephony and international long-distance services.

Some provisions of the Decree and its related resolutions were amended by Decree n. 764/00. The latter Decree established a new general regulation for licenses, interconnection, Universal Services and radio- frequencies spectrum control, by which each licensed company was allowed to launch its services in November 2000 when the full liberalisation of the telecommunications market began.

This Decree established a new Regulation of Licenses based on a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international services. It also established a new Interconnection Regulation that includes the obligation to give transparent networks interconnection and to publish a “Reference Interconnection Offer” (“RIO”) including the infrastructure elements and services that the dominant operator is required to provide. The commercial conditions for interconnection are defined by free agreement between the parts, while costs for basic interconnection elements are established in this regulation.

Since the end of the exclusivity period the Argentinean government granted a number of licenses to, among others, independent fixed line service providers, mobile and cable operators, cooperative operators, as well as individual licensees, some of which affiliated with major service providers outside Argentina.

Telecom Argentina has been granted non-expiring licenses to provide the following services in Argentina: Local fixed telephony; Public telephony; Domestic and international long-distance telephony; Domestic and international point-to-point link services; Domestic and international telex services; Value added services, data transmission, videoconferencing and broadcasting signal transport services; and Internet access.

Telecom Personal, the brand dedicated to mobile, has been granted a non-exclusive and non-expiring license to provide mobile telecommunication services.

Núcleo, in Paraguay, has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as Personal Communications Services (“PCS”) and Internet access in specific areas of the country.

Springville S.A was acquired in April 2009 by Telecom Personal S.A. It offers mobile telephony services under the model name “Mobile Virtual Network Operator” (“MVNO”) in Uruguay.

The main licensees providing local and/or fixed long-distance telephone services in Argentina are, among others, Telmex, Global Crossing, Comsat, IPlan, Telephone2, Telefónica (in the Northern Region) and Telecom Argentina (in the Southern Region).

The freezing of rates for fixed telephony

The “Price Cap” regime was the methodology originally applied to calculate changes in Telecom Argentina’s basic services rates.

Item 4. Information On The Telecom Italia Group	Regulation

Following the 2001 economic crisis, an Administration Act (Law 25,561) froze, from January 2002, all tariffs for fixed telephony services (provided under a concession regime by Telecom Argentina and Telefonica) and created, between 2002 and 2003, a Ministry of Finance Commission (“UNIREN”), with the task to renegotiate the rates of all public services.

In May 2004 a Memorandum of Understanding (“MoU”) between the Government and each operator was agreed; the MoU maintained till December 2004 the same tariff level, and granted the continuity of other contractual rights.

In April 2006 another Memorandum of Understanding (“Carta de Intendimiento”) was signed by operators and UNIREN with which Telecom Argentina and Telefonica gave up the lawsuit against the Law 25,561, in exchange for small rate adjustments (related to peak/off-peak and international rates) while respecting the rights and obligations arising from the concession and committing to new quality of service goals.

This agreement needed to be submitted by the Government to the Congress for its approval, but the process was suspended in 2008.

Any revisions of rates should be promoted by the Government.

Main regulatory developments

Universal Service (“SU”) Regulation. The obligation to pay contributions to the SU is in force since January 2001, but only in December 2010 (SECOM Resolution n. 154/2010) the methodology of contribution to the Trust Fund for the Universal Service (“FFSU”), confirming the principle of “Pay or Play”, has been implemented.

Under this principle, the Operators can replace the monetary contributions to fund with the provision of services under SU programmes approved by the regulator.

The Resolution also stated an obligation for operators to pay the amounts accrued to the fund from July 2007 to December 2010, recognizing the possibility of replacing past economic contributions with the provision of services covered by the SU programmes. These projects must be approved in advance by SECOM, and their enforcement must then be verified by an Audit.

For the period January 2001-June 2007, a 2011 Decision (SECOM Resolution n. 9/2011) allows all operators to submit infrastructure projects (“Proyectos de Infraestructura in Telecomunicaciones”), with eligible funds corresponding to their obligations of contributing to FFSU.

Telecom Argentina, providing services that fall under the Universal Service Programme, claims not having to pay contributions to FFSU. This request is still pending in front of the regulator.

Personal Telecom pays to the FFSU a monthly 1% of revenues from sales of services. The request made by Personal to compensate the funds corresponding to its obligations of contributing to FFSU for the period January 2001-June 2007, with a project based on a mobile network infrastructure, is still pending in front of Secom.

“Argentina Conectada” Plan

In October 2010, the Government approved the Plan “Argentina Conectada” setting up a commission for the coordination of various initiatives to promote digital inclusion and broadband connectivity throughout the country.

The initial objectives of the plan are:

•	the extension of broadband services to the majority of the country’s locations by 2015;

•

the deployment and management by Arsat (public operator that so far has offered satellite services) of a new backbone network, renting fibre from existing operators or by sharing agreements (“swaps”) of optical fibre;

•	the allocation of public funds to approximately 8 billion pesos (about 1.4 billion euros) within 3 years;

•	the financing of broad band connectivity in schools and libraries through the Universal Service Fund.

Item 4. Information On The Telecom Italia Group	Regulation

Spectrum

In May 2011 a tender for the allocation of frequencies in the 1900 (band called PCS) and 850 MHz bands (i.e. “SRCM”) was published. The frequencies were returned by Movistar (Telefonica Group), following the merger with Bell South in 2005 which resulted in it exceeding the limit of 50MHz (spectrum cap) applicable in each region (North, South, Greater Buenos Aires).

On February 6, 2012, according to the established schedule, Personal was permitted to participate in the frequencies auction.

The auction should start at the end of May, 2012.

Mobile Number Portability Implementation

Mobile Number Portability was implemented starting from March 2012 as decided by SECOM; a new Data Base Administrator (ABD) was set up to track the number portability.

4.3.6    BROADCASTING REGULATORY FRAMEWORK IN ITALY

Consolidated Act on Broadcasting (Legislative Decree 177, July 31, 2005) and Legislative Decree 44, March 15, 2010

Broadcasting activity in Italy is mainly regulated by the Consolidated Act on Broadcasting (Legislative Decree July 31, 2005 n. 177), amended by Legislative Decree March 15, 2010 n. 44 (Decree 44/10), implementing the Audio Visual Media Services (“AVMS”) Directive, which entered into force on March 30, 2010.

Decree 44/10 introduced changes in the audio-visual legislation in the areas of advertising and product placement, promotion of European works, short extracts rights, protection of minors, and extends regulation to non-linear audio-visual services.

AGCom implemented the new rules through regulation, including the adjustment of authorizations already released prior to these new rules.

On June 30, 2011, AGCom approved a new regulation (Decision 353/11/CONS) for digital terrestrial broadcasting activities (both concerning network operators and content providers). Telecom Italia Media Broadcasting contested: 1. the clause allowing local network operators to carry national TV channels, and 2. the clause extending analogue license fees (1% of income) to all digital services. This extension is in conflict with EU legislation, which establishes that administrative costs cannot be related to the size of income.

Logical Channel Numbering Plan

Decision 366/10/CONS (July 15, 2010) contained a detailed Logical Channel Numbering (“LCN”) plan assigning Telecom Italia Media’s generalist national channels—La7 and MTV—respectively numbers 7 and 8. Telecom Italia Media and MTV Italia have also obtained numbers for their digital channels (La7D and MTV Music), shifted channels, HD channels and catch up TV services, on demand and interactive services.

Switch off timetable

After digitalisation of Sardinia in 2008 and north of Italy, Lazio and Campania in 2009, from October 10 to December 21, 2010 a complete switch off has taken place in Liguria, Toscana, Umbria and Marche. At the end of 2011 more than 80% of Italian population is all digital.

On December 14, 2011, the Ministry for Economic Development set the complete switch off within June 30, 2012. Starting from May 7, Abruzzi, Molise, Puglia, Basilicata, Calabria and Sicilia will complete switch-off transition by the end of June 2012.

Item 4. Information On The Telecom Italia Group	Regulation

Digitalization of broadcasting networks and frequencies

In response to the infringement procedure 2005/5086 filed by the EC against Italy, in June 2008 the Government passed Law n. 101, replacing the special licensing regime for digital terrestrial network operators with an authorisation regime compliant with the Code of Electronic Communications and the EU Directives.

As a consequence, the licenses granted have been converted to general authorizations lasting 20 years.

The European Commission approved of the changes introduced by Law 101/08, but asked that more spectrum resources be assigned to new entrants (the “Digital Dividend”). In response to these further requests, AGCom set up the criteria for the complete digital conversion of the television terrestrial networks.

AGCom established the “National Plan of Assignment of the Frequencies” (“PNAF”) which will provide for 21 national “Digital Video Broadcasting- Terrestrial” (“DVB-T”) networks with 80% coverage of national territory and 4 “Digital Video Broadcasting- Handheld” (“DVB-H”) national Networks. Out of the 25 networks, 5 DVBT and 1 DVBH will constitute the Digital Dividend to be assigned on the basis of competitive bidding procedures.

The Ministry for Economic Development—Communication Department—assigned to the Telecom Italia Media group only 3 DVB-T Networks (out of the 4 Networks managed by the Group). Telecom Italia Media group appealed against this decision to protect its interests.

Concerning the Digital Dividend, AGCom issued a Decision on the criteria to be adopted in the tenders for the assignment of the Digital Dividend based on a beauty contest. The Digital Dividend was to be assigned in three different tenders, one consisting of 3 Networks/Muxes (Tender A) and the other of 2 Networks/Muxes (Tender B), plus a third tender for a DVB-H/DVB-T2 Network (Tender C).

Telecom Italia Media group appealed against the above decision since it treats Telecom Italia Media in a similar way to RAI and Mediaset, even if Telecom Italia Media is not an incumbent operator.

The tender for the assignment of the Digital Dividend (Beauty Contest) was issued on July 6, 2011, and on September 5 Telecom Italia Media Broadcasting (“TIMB”) Network Operator, submitted three different bids, 2 for Tender B and 1 for Tender C, and was admitted to all of them.

Sky Italia, admitted to tender A, on November 30, 2011 withdrew its bid.

On December 16, 2011, the new Government suspended the Beauty Contest procedure, in order to evaluate a new procedure.

On January 20, 2012 TIMB received formal communication from the Ministry for Economic Development suspending the Beauty Contest for 90 days (until April 19, 2012).

On April 16, 2012, the Government has approved a provision that cancels the Beauty Contest and establishes that frequencies will be assigned by the Ministry for the Economic Development through a bidding auction within 120 days from the approval of such provision, on the basis of criteria defined by the Italian AGCom. The provision is expected to be approved by May 2, 2012.

PNAF and digital dividend for mobile services

In order to assign the frequencies in the digital switch off areas and for the DVB-T Digital Dividend AGCom issued a decision enforcing the National Plan of Assignment of the Frequencies.

Furthermore, this decision provided a Digital Dividend for mobile service in the band 790-862 MHz (channels 61-69 Ultra High Frequency—“UHF”) after the switch off of analogue broadcasting. The Italian Budget Law established that those frequencies, previously assigned to local televisions, should be used for mobile services. The tender took place in the summer 2011, with 4 billion euros revenues.

By the end of 2012 channels 61-69 will be released by local broadcasters and assigned to mobile services. 175 million euros have been allocated to compensate local broadcasters current assignee of channel 61-69 in Piemonte, Lombardia, Veneto, Trentino Alto Adige, Friuli Venezia Giulia, Emilia Romagna, Lazio and Campania.

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

ANOs (Alternative Network Operators).    Companies other than the incumbent operator which operate telecommunications systems in a national market.

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

Bitstream.    Wholesale broadband access service which consists of supplying an access to XDSL Telecom Italia network and transmission capacity to the network of another Operator.

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

GPON (Gigabit capable Passive Optical Network).    A passive optical network (PON) is a network architecture that brings fiber cabling and signals to the home using a point-to-multipoint scheme that enables a single optical fiber to serve multiple premises.

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

LTE (Long Term Evolution).    Represents the fourth generation (4G) mobile phone systems. LTE belongs to the standard 3GPP (Third Generation Partnership Project) and it is the latest evolution of GSM / UMTS / HSPA standard. LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit / s per cell reducing the latency time. LTE enabled services that require high interactivity (eg, gaming, video conferencing). A further development of LTE, called “LTE Advanced”, will perform bitrates even higher.

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

TRX.    Radio transceivers located in BTS.

ULL (Unbundling Local Loop).    System through which ANO can rent the “last mile” of local loop, connecting to their equipments.

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

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.5    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

GENERAL

As of December 31, 2011 and 2010, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2011				As of December 31, 2010
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of euros, except percentage)
Land	235	—	235	1.5	243	—	243	1.5
Civil and industrial buildings	795	1,042	1,837	11.5	844	1,124	1,968	12.0
Plant and equipment	12,063	—	12,063	75.6	12,019	—	12,019	73.2
Manufacturing and distribution equipment	32	—	32	0.2	28	—	28	0.2
Other	724	16	740	4.7	787	11	798	4.8
Construction in progress and advance payments	1,005	36	1,041	6.5	1,317	42	1,359	8.3

Total	14,854	1,094	15,948	100.0	15,238	1,177	16,415	100.0

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications. There are no encumbrances that may affect our utilization of our property or equipment.

Real Estate (Land, Civil and Industrial Buildings)

As of December 31, 2011, the Company owned many buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

On December 31, 2011, Tim Brasil group owned approximately 201,752 square meters and leased approximately 1,231,486 square meters of real property, all of which were available for installation of our equipment. Tim Brasil group also leases approximately 158,777 square meters and owns approximately 70,201 square meters of office space.

Network Infrastructure (Plant and Equipment)

The Telecom Italia Group network infrastructure includes the domestic and international fixed network, the domestic mobile network, the Brazilian mobile network and the Argentinean and Paraguayan Networks. See “-4.4 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic Fixed Network

General.    Our domestic fixed network consists of 33 Gateway Areas (each gateway area has two interconnection points enabling information to be exchanged between the fixed and mobile networks) and about 600 main local switches. Each local switch belongs to only one of the 33 gateway areas. It is also possible to interconnect in 12 Aggregation Areas with Backbone Nodes (“BBN”). The long-distance fixed network (Arianna SDH and Phoenix) routes 4,607 VC-4. The fixed long distance network also includes 123 optical channels 2.5 Gbps point to point and more than 562 optical channels 10 Gbps point to point (also called lambdas from the greek letter l used for wavelength in physics). The fixed copper network includes 112.2 million km of copper pairs.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

At December 31, 2011, the domestic fixed network consisted of the following:

Exchange areas	approximately 10,400
Switching areas	628 (SGU)
Gateway areas	33
Aggregation areas	12
Copper network	112.2 million kilometers-pair
Fiber optic access/carrier network	4.55 million kilometers-line
Long Distance VC4	4,607
Long Distance Lambda	123 2.5 Gbps, more than 562 10 Gbps
BroadBand/ADSL network	9,002 local switching areas covered
POP main data networks	32

SDH and ATM.    Our Synchronous Digital Hierarchy (“SDH”) transmission systems operate on fiber optics from 155 Mbit/sec up to 10 Gbit/sec. Work on the development of the national network (Long distance) that, by use of the latest generation of SDH technologies and the optical DWDM technology (Dense Wavelength Division Multiplexing) constitutes the basis for the transport network with a high transmission capacity capable of covering the entire Italian territory, continued during 2011. In order to reduce the number of fibers used, DWDM systems have been used to multiply by a factor of 12 up to 80 the available optical fiber band and the current transmission capacity, thus increasing the transport capacity of the connections.

OPB (Optical Packet Backbone).    In 2011 we continued to introduce the Terarouter equipment, deployed in some of the most important PoPs of the network. At the end of 2011 OPB network had Terarouter nodes in the following twenty-five PoPs: two “Centro Stella” PoPs in Rome, two “Centro Stella” in Milan (Inner Core PoPs) and the OPB PoPs located in Naples, Turin, Florence, Palermo, Bari, Bologna, Brescia, Padua, Catania, Nola, Venice, Pisa, Ancona, Taranto, Modena, Verona, Catanzaro, Rimini, Bolzano, Perugia and Pescara (Outer Core PoPs).

The OPB network is used to transport:

•	Internet traffic of residential, business and Wholesale customers;

•	VPN traffic (Virtual Private Network) of business customers;

•	Voice traffic;

•	Video traffic related to IPTV services; and

•	Mobile data traffic.

OPM (Optical Packet Metro).    At the end of 2011 OPM consisted of 30 metro-regional networks to collect traffic to and from residential customers through DSLAM IP to supply the IPTV and ADSL2+ services. The OPM network is also used for backhauling UMTS through the GBE (Gigabit Ethernet) transport, aggregation as well as direct connection (Node B over optical fiber).

Gigabit Ethernet Access.    Work continued on construction of the network to support the marketing of services based on Gigabit Ethernet technology (the Ethernity, Hyperway, Gigabusiness and GEA services on GBE optical access). At the end of 2011, retail services with GBE optical access covered 37 towns in Italy, while wholesale service (GEA) coverage reached 59 towns.

Broadband/ADSL network.    Telecom Italia’s broadband network offers hi-tech telecommunications services and multimedia applications. In 2011, the commercial services offering access to ADSL for residential customers, business customers and Internet Service Providers were extended to 7,241 towns, including S. Marino (compared to 7,045 at the end of 2010). Commercial services for the business sector include using ADSL in urban areas to access the IP and ATM services supplied by data networks. Services for ISP include the supply of ATM accesses with ADSL access to the public, leaving the ISP to handle relations with the customer. At the end of 2011 9,002 local switching areas were covered by ADSL technology (compared to 8,784 at the end of 2010, consolidated data).

NGAN (Next Generation Access Network).    In 2011 Telecom Italia continued to deploy a New Generation Access Network (“NGAN”), based on fiber optical cables and GPON (Gigabit capable Passive Optical Network)

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

technology. First deployments (in 2008) were done using Fiber To The Building (“FTTB”) architecture and new generation cabinets, equipped with VDSL2 cards; since 2009, Telecom Italia’s NGAN has been deployed, mainly based on Fiber To The Home (“FTTH”) architecture. About 850,000 households had been passed by the end of 2011, mainly in the distribution areas of 40 central offices of Milan, Rome, Catania, Turin, Bologna, Bari, Genoa, Venice. For its NGAN plan Telecom Italia normally installs new optical cables; in Milan Telecom Italia has also acquired the right of use (IRU approach) for 15 years on fiber optics owned by Metroweb (an Utility that already owns a widespread optical access network in Milan).

Starting from 2012 Fiber to the Cabinet (“FTTC”) architecture will also be deployed. In the next years, according with the initial phases of UBB deployment, FTTC could be the preferred architecture.

Fiber optic cables.    At December 31, 2011, approximately 4.55 million kilometers of fiber optic cables have been installed for access and transport. Fiber optic cables significantly increase network capacity and make it possible to offer hi-tech services based on the simultaneous transmission of various types of signal, such as voice, data and video.

Domestic Mobile Network

The domestic mobile network consists of the 2G (second generation) network, which includes GSM equipment, and the 3G (third generation) network, for UMTS equipment offering hi-tech services (including video).

As of December 31, 2011, the Telecom Italia GSM/EDGE network consists of 15,298 radio base stations (compared to consolidated data of 14,881 at December 31, 2010, an increase of 2.8%) and 784,056 radio channels (an increase of 2.9% compared to 762,032 at the end of 2010). The network also includes 456 Base Station Controllers (“BSC”) (no change since December 31, 2009).

During 2011 planning and implementation of the UMTS network continued. The Telecom Italia UMTS network consists of 12,943 radio base stations (compared to consolidated data 12,560 at December 31, 2010, an increase of 3.05%) and 1,958,944 radio channels (an increase of 6.35% compared to 1,841,968 at the end of 2010).

In 2011 the implementation of the plan to distribute the High Speed Downlink Packet Access (“HSDPA”) and the High Speed Uplink Packet Access (“HSUPA”) continued; these systems aim to increase the overall speed of the data transmission package offered by UMTS.

During 2011 the deployment of 42 Mbit/s network performance started, overcoming 11% of resident population coverage.

Also activated on the network are 109 Radio Network Controllers (“RNC”) (an increase of 9 units as compared to the end of 2010).

At December 31, 2011 the GSM core network includes: 10 transit exchanges and 13 gateways.

Telecom Italia has completed the process of implementation of seamless core network because the “only GSM MSC” migrated to new machine common with UMTS.

At December 31, 2011, the GSM/UMTS core network includes: 74 MSC servers, 101 MGWs, 47 Home Location Registers (“HLRs”), 21 Gateway GPRS Support Nodes (“GGSNs”) and 63 Serving GPRS Support Nodes (“SGSN”).

After an auction, completed at the end of September 2011, additional frequency blocks on 800 MHz, 1800 MHz and 2600 MHz were acquired by Telecom Italia. The licensing process will be completed during the first months of 2012 and all the bands will be available only at the beginning of 2013. The three bands will be used for Telecom Italia’s Long Term Evolution (“LTE”) implementation. LTE will provide ultrabroadband services on mobile.

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

The international network connects nearly 500 voice operators all over the world with a span of approximately 450,000 Km on submarine systems reaching all the main regions worldwide.

The cross-border backbone integrates 4 regional networks:

•	Europe (PEB);

•	Latin America backbone;

•	Mediterranean basin backbone;

•	USA backbone.

In detail:

•

PEB (Pan European Backbone).    Proprietary fiber optic network spanning the main European countries: Italy, France, United Kingdom, Netherlands, Belgium, Germany, Switzerland, Austria, Spain, Czech Republic, Slovakia and Romania. The overall length of the entire backbone is 55,000 km.

The backbone is a multiservice integrated network (Voice, Data, IP) based on DWDM (Dense Wavelength Division Multiplexing) and SDH (Synchronous Digital Hierarchy) transport techniques and on the Softswitch and IP/MPLS (Internet Protocol/Multi Protocol Label Switching) switching techniques. With respect to switching technologies, the network is equipped with class 4 softswitches and IP routers. The DWDM and SDH transmission technologies are based on 10 Gbit/s and 40 Gbit/s lambdas with traffic protection mechanisms such as MS SPRING (Multiplex Section Shared Protection Ring), SNCP (Sub Network Connection Protection), MSP (Multi Section Protection), OTN (Optical Transport Network) and “meshed” network.

•

Latin American backbone.    High-capacity backbone based on fiber optic ring networks, terrestrial and submarine, with an overall length of 30,000 km, including the Miami-New York section. The ring has a capacity up to 1.8 Tbit/sec and has automatic optical traffic protection connecting the main cities of South America to Central and North America.

•

Mediterranean backbone.    Submarine ring network, with a highly reliable configuration, a total length of 7,500 km and a design capacity close to 4.5 Tbit/sec connecting the main markets of the Mediterranean area: Italy, Greece, Cyprus, Turkey and Israel. Currently, the main landing points are Catania, Athens, Chania-Crete, Haifa, Tel Aviv and Istanbul.

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

In 2011 both the Pan European and the Italian backbones were upgraded to cope with IP and Managed Bandwidth traffic growth. In London, Paris and Frankfurt available capacity on the metro networks was also increased between Telecom Italia Sparkle POPs and the major collocation facilities. In Italy the new fiber backbone deployment was completed adding two new routes from Sicily to Rome and Milan. Major optimizations were also carried out in the Brussels, Madrid and Barcelona POPs.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

In order to support the international Internet traffic increase, Amsterdam, Frankfurt, London and Marseille POPs were expanded. In Marseille a DWDM metro network was deployed between Telecom Italia Sparkle POP and Sea-Me-We4 cable landing station with the aim to support the strong traffic demand coming from North Africa, Middle East, Far East countries providing additional resiliency to customers landing in Palermo and Catania. Telecom Italia Sparkle is currently interconnected to Sea-Me-We4 in Marseille, Palermo and Singapore thus reinforcing Telecom Italia Sparkle offer in terms of reach, reliability and end-to-end quality of service on this major infrastructure.

IP architecture was strongly reviewed in the London and Paris POPs in order to optimize traffic routing and the expenditures for additional upgrades.

In Milan and Palermo the interconnections with the major content providers were increased. In Milan new CISCO CRS-3 Tabit Routers were added on the core level of the IP backbone in the multi-chassis architecture. These equipment can switch traffic with a speed up to 140 Gbit/sec per slot.

In 2011 capacity between the Singapore POP and the USA backbone was increased in order to keep up with increasing traffic; major upgrades were also carried out among the Newark, New York Miami, Dallas and Atlanta POPs.

The offer of Ethernet services has been enriched with the deployment throughout Europe of new equipment compliant with “Metro Ethernet Forum” recommendations.

The submarine cables with Libya and Albania were upgraded. Additional capacity on the IMEWE cable was also delivered by the cable consortium to Telecom Italia Sparkle. IMEWE connects Europe to Middle East and India providing additional resiliency to the Sea-Me-We4 infrastructure.

Network and IT platforms providing services to mobile and voice operators were further upgraded in order to support SMS Hub, SMS Transit and international signaling traffic increase and provide additional capabilities to handle signaling over IPX. Upgrades to the GRX (Global Roaming eXchanges) and SBC (Session Border Controllers) networks were also carried out. SBC equipment handle VoIP (Voice over IP) traffic allowing an improved interworking among all the interconnected networks and an end-to-end monitoring of the Quality of Service. Also media gateway equipment (allowing the TDM-to-IP conversion) in Europe and SDH/SONET equipment in Newark were upgraded.

As for the services provided to Multinational Customers the network was expanded in major POPs in Europe and America. A new router for IPsec was added in Singapore.

Mediterranean Backbone

In 2011 the new Athens-Istanbul submarine cable was brought into service. Capacity to Greece and Israel was increased by 70 Gbit/sec and capacity to Turkey by 140 Gbit/sec. A new connection between Israel and Marseille via Cyprus was built in order to provide customers with optimized protection and redundancy. Fiber from Pentaskinos to Catania was also opened in Crete and extended to Athens.

A new data center dedicated for “cloud computing” services was built in Istanbul. Network upgrades at SDH and IP level were also completed in all of the major POPs.

Latin American Backbone

In 2011 the 80 Gbit/sec SAC network upgrade has been initiated. The TAC and MAC cables were upgraded by 50 Gbit/sec each and Cooks by 70 Gbit/sec.

In the Buenos Aires IP POP new Tbit Routers were introduced both at the core and edge level. A new edge router was also added in the Sao Paulo POP.

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

As of December 31, 2011, we had 115 mobile switches, 157 thousand TRXs, 6,476 Node B and approximately 24,800 kilometers in fiber optic cable networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed.

Tim Brasil plans to invest up to 9 billion Brazilian reais in capital expenditures, in accordance with its industrial plan for the years 2012-2014.

Argentinean and Paraguayan Network

Telecom Italia Group’s operation in Argentina is carried out in two major areas. Voice, data and Internet services (provided through Telecom Argentina) and mobile services (provided through Telecom Personal). In Paraguay, there is only a mobile operation (through Núcleo).

In connection with providing the above services, the major fixed assets owned by these companies are comprised of outside plant (external wiring), urban and regional fiber links to connect major telecommunication buildings and mobile sites, access facilities (radio base stations) for the mobile system, switching equipment to connect calls to and from fixed and mobile customers, transmission equipment to interconnect all switching equipment and IP network to carry all data traffic. The transmission and IP facilities are used by both areas, “mobile” and “fixed”.

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

5.1     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analyses of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB (designated as “IFRS”). Our reported financial condition and results of operations as reported under IFRS are based on the application of accounting methods which involve the use of subjective assumptions and estimates that underlie the preparation of our financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available. Actual results could differ, even significantly, from these estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

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

Revenues for delivering information or other content are recognized when the information or content is delivered to the customer. In the event that the Group is acting as agent, only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services. To determine the expected duration of the relationship with customers we perform an analysis of our historical customer relationship trends.

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

A small portion of our bundled offerings in the mobile and broadband businesses are contracts with a minimum contractual period between 12 and 24 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

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

Accounting for transactions involving interests in group companies

We have entered into certain transactions involving interests in Group companies, and in the future we may make further similar transactions.

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

See “Note—Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets or groups of assets (or cash-generating units) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. These estimates can have a material impact on fair value and the amount of any write-downs.

Financial assets

Financial assets include in particular investments, some of which are publicly traded and have highly volatile share prices. Generally, an impairment charge is recorded when an investment’s carrying amount exceeds the present

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is other than temporary involve judgments and rely heavily on assessments by management regarding the future development and prospects of the investee company. In determining value, quoted market prices are used, if available, or other valuation methodologies. To determine whether an impairment is other than temporary, we consider the ability and intent to hold the investment for a reasonable period of time to ascertain whether a forecasted recovery of fair value exceeds the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee company, the regional economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results could result in losses or an inability to recover the carrying amount of the investment, which could result in impairment charges.

Derivative financial instruments

Telecom Italia enters into several different types of derivative contracts in order to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits. The changes in the fair value of derivatives which do not qualify for hedge accounting, fair value hedge derivatives and the ineffective portion of cash flow hedge derivatives are recognized in the separate consolidated income statement in the period of change. The gain or loss on the effective portion of qualifying cash flow hedges is recognized directly in a specific equity reserve. The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time the hedged transaction affects the separate consolidated income statement. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. We rely on these pricing models when external fair values are unavailable. The estimates regarding future prices require estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future could differ from these estimates, therefore producing different financial results.

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is a deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity is considered a “Defined benefit plan, except when employees, starting from the year 2007, choose to direct their accruing indemnity portions to supplementary pension funds or to the Treasury Fund managed by the Italian Social Security Institute (INPS); in such case the employee severance indemnity is classified as a “Defined contribution plan”.

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

Income tax expense

The Group calculates income tax expense in each of the tax jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction calculation of the current tax charge and an assessment of temporary differences resulting from the different treatment of certain items for consolidated financial and tax reporting purposes. Temporary differences result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Deferred tax assets are recognized to the extent that their realization is probable. The realization of deferred tax assets depends, among other things, on the company’s ability to generate sufficient taxable income in future years and the reversal of taxable temporary differences, taking into account any restrictions on the carry-forward of tax losses. Various factors are used to assess the probability of the future realization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss carry-forward periods, and tax planning strategies. If actual results differ from these estimates or, if these estimates must be adjusted in future periods, the financial position and results of operations may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and the consequent effects recognized in the separate consolidated income statement.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

5.2    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2011

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

In the Italian telecommunications market there has been a reduction in consumer spending of the expense for both fixed and mobile services, driven by a decline of traditional voice services, only partially offset by the growth of new Broadband services.

The main strategic priorities and objectives of Telecom Italia in the Domestic market are: protect the value of voice services and market shares; strengthen broadband positioning; develop innovative services: (eg: home gateway and content enrichment; over the top services; cloud computing); further operating expense efficiency and optimization of capital expenditures aiming at ensuring a balanced mix between maintenance and innovation.

Brazil Business Unit

Growth in the Brazilian telecommunications market is driven by mobile. Significant trends include acceleration of fixed to mobile substitution and the further development of broadband.

Mobile broadband represents in Brazil a competitive alternative to fixed broadband, considering the country’s geography and fixed network characteristics.

In light of these market trends, TIM Brasil’s main strategic priorities and objectives are: to grow its customer base and increase its market share; consolidate as the second mobile operator in the Brazilian market; drive fixed mobile substitution; further development of mobile internet to strongly increase VAS share of service revenues; strengthen the network infrastructure; improve profitability and cash generation.

The acquisition of AES Atimus group will give TIM Brasil the opportunity to enter the residential ultra broadband market in Rio de Janeiro and São Paolo areas and become a growing player through INTELIG in the Corporate Market.

Argentina Business Unit

With respect to the telecommunications market in Argentina, growth is expected to be driven by fixed broadband and VAS, and mobile broadband and VAS. The introduction of Mobile Number Portability in 2012 could increase competition in the mobile market.

Argentina’s strategic priorities and goals are: increase revenues and profitability, increase mobile and fixed customer base, consolidate mobile revenue share and pursue convergence in the development of its fixed and mobile networks through the use of synergies, funding necessary network investments through strong financial position and cash generation.

5.2.2    REORGANIZATION OF BUSINESS

The data of the Telecom Italia Group is presented in this 2011 Annual Report according to the following operating segments:

•

Domestic:    includes operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale) as well as the relative support activities in Italy;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

•	Brazil: includes mobile (TIM Celular) and fixed (Intelig, TIM Fiber SP and TIM Fiber RJ) telecommunications operations in Brazil;

•	Argentina: includes fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telecommunications operations;

•	Media: includes television network operations and management;

•	Olivetti: includes activities for the manufacture of digital printing systems and office products and Information Technology services;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

The principal changes in the scope of consolidation are as follows:

•	companies entering the scope of consolidation:

•

on October 31, 2011, we acquired a 100% stake in the company Eletropaulo Telecomunicações Ltda and a 98.3% stake in AES Communications Rio de Janeiro S.A., both telecommunications infrastructure operators in the states of São Paolo and Rio de Janeiro, now renamed Tim Fiber SP and Tim Fiber RJ, respectively. The acquisitions were carried out through the subsidiary Tim Celular S.A.—Brazil Business Unit;

•

on July 27, 2011, the 4G Holding group entered the scope of consolidation (in the Domestic Business Unit) after the acquisition of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l. The acquisition of 4G Holding, with its approximate 200 points-of-sale located in the most important shopping malls in Italy, will enable Telecom Italia to build up its positioning in the retail distribution market specialized in the sale of telephony equipment and broaden its nationwide presence;

•

on October 13, 2010, Sofora—the holding company which controls Telecom Argentina—entered into the scope of consolidation following the increase, from 50% to 58%, in the stake held by the Telecom Italia Group in the share capital of Sofora. In 2011, further shares were acquired which increased the economic stake in the Telecom Argentina group from 16.2% as of December 31, 2010 to 22.7% as of December 31, 2011;

•	companies exiting the scope of consolidation:

•	on September 30, 2011, Loquendo S.p.A. was sold and consequently exited the scope of consolidation;

•

in 2010, Elettra (a company previously included in the Domestic Business Unit – International Wholesale), was sold on September 30, 2010, and the BBNed group (included in Other Operations), was sold on October 5, 2010, exited the scope of consolidation.

For a description of certain of these businesses, see “Item 4. Information on the Telecom Italia Group–4.2 Business Units”. For purposes of the following discussion selected financial data of each Business Unit has been provided for 2011, 2010, and 2009 consistent with the structure of each Business Unit at December 31, 2011.

5.2.3    NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 20-F, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”).

Such financial data is considered Non-GAAP financial measures as defined in Item 10(e) of Regulation S-K under the 1934 Act.

In this Annual Report the Non-GAAP Measure used relate to Net Financial Debt.

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10(e) of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations (represented by gross debt) by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

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

	As of December 31,
	2011	2010
	(millions of euros)
Non-current financial liabilities	35,860	34,348
Current financial liabilities	6,091	6,882

GROSS FINANCIAL DEBT (A)	41,951	41,230

NON-CURRENT FINANCIAL ASSETS (B)	(2,949)	(1,863)

Current financial assets:
—Securities other than investments	(1,007)	(1,316)
—Financial receivables and other current financial assets	(462)	(438)
—Cash and cash equivalents	(6,714)	(5,526)

TOTAL CURRENT FINANCIAL ASSETS (C)	(8,183)	(7,280)

FINANCIAL ASSETS (D = B + C)	(11,132)	(9,143)

NET FINANCIAL DEBT (A + D)	30,819	32,087

5.2.4    OVERVIEW OF 2011 RESULTS OF OPERATIONS

In 2011, we achieved the following in our domestic market:

•

In the Domestic Fixed Telecommunications Service Business, compared with the past couple of years the overall access market showed a higher decline due mainly to an increase in alternative operators churn, whereas Telecom Italia’s performance in terms of line losses improved (699 thousands line losses in 2011 compared to 746 thousand line losses in 2010 and 1.255 thousand line losses in 2009). Despite the continuing line losses, wireline service revenues on a full-year basis were down by only 3.5%, with an improving trend and a fourth quarter figure of just -1.9% year-on-year, due to price simplification and the monthly fee increase introduced on July 1, 2011 (with regard to conventional rates for calls between fixed lines, Telecom Italia was among the first operators in Europe to end the distinction between full and reduced rates on the basis of time bands, for both local and long-distance calls, thus enabling customers to benefit from a fixed price 24 hours a day 7 days a week). The decline is largely attributable to the reduction in retail accesses, which at December 31, 2011 amounted to 14.7 million lines (-4.6% compared to December 31, 2010); however the trend has shown signs of improvement due to sales policies aimed at maintaining and winning back customers. Fixed and broadband full-year market dynamics slowed down notwithstanding the discounts offered by our competitors which attracted low spending segments. Telecom Italia’s broadband service revenues improved in the second half 2011, confirming the success of our value-focused strategy, driven by the SuperInternet offer model (Superinternet is a bolt-on option—launched in April 2011—which meets the market requirement for more bandwidth in terms of download and, more particularly, upload). Its good performance is evident given the broadband consumer ARPU grew by 2.1% year-on-year in the last quarter. The total broadband portfolio at December 31, 2011 was 9.1 million accesses (+31,000 compared to December 31, 2010), of which 7.1 million are retail accesses, with a market share of 53.0%, down from 2010 (-1.8 percentage points), and 2.0 million are wholesale accesses.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

•

The Domestic Mobile Telecommunications Service Business, still falling in terms of revenues, continues to show structural improvement in sales performance, demonstrating the value of the repositioning strategy. The customer base totals approximately 32.2 million lines with an increase of 1.2 million since the end of 2010, mostly due to higher acquisitions and stable churn rates (21.9% compared to 22.0% in 2010). This strategy resulted in both an annual and quarterly improvement in the trend of Mobile Telecommunication Revenues (-2.2% in the fourth quarter 2011; -6.5% in the third; -9.2% in the second and -12% in the first quarter). These results have been supported also by a solid growth in handsets sales (+40% year-on-year on full-year basis) and quarterly improvements in browsing revenues (-6.9% year-on-year in 1Q11, +2.8% year-on-year in 2Q11, +18.7% year-on-year in 3Q 11 and +21.0% year-on-year in fourth quarter). TIM focused its acquisition strategy by customer segment with directed sales strategies such as Tutto Compreso Ricaricabile (main offer for the entire Consumer market), TIM Young for the youth segment and “TIM Card International New” for ethnic customers. With high-value customers TIM focused on Tutto Compreso bundle offers combining high-end handsets (such as iPhones and other smartphones), with tailored service solutions. At the same time, the Mobile Broadband portfolio was addressed and protected with new tariff plans such as—”Internet Pack senza limiti” and “Internet Pack Premium con chiavetta a 42Mega”—for browsing with large-screen devices (i.e. Personal Computers), “Internet Senza Limiti” for tablets, and the re-launch of “TIMx Smartphone senza limiti” plan for internet via smartphones, mostly aimed at ensuring greater transparency and value-for-money perception for customers (2.5 euro/week for 250 MB of internet access).

In 2011, we achieved the following with respect to our international markets:

•

Brazil. Tim Brasil’s customer base grew in 2011 by 25.6% compared to 2010 (adding 13.1 million new customers); its market share expanded to 26.5% from 25.1% in 2010. Based on value market share (share in service revenues) Tim Brasil was the second largest Brazilian mobile operator. The company also recorded strong growth on its pre-paid segment increasing 25.8% year over year (reaching 54.8 million customers), while the post-paid clients increased 24.4% year over year (totaling 9.3 million subscribers).

Tim Brasil continued to focus on growth and profitability, through cost discipline and initiatives to increase revenue from value-added services, increase traffic volumes/usage and network service quality. On the cost side, Tim Brasil adopted a disciplined approach to client acquisition, credit analyses and operating expenses.

•

Argentina. In the Fixed Business the growth was mainly due to the increase in the broadband business. The leadership of the brand “Arnet” was based on effective communication with a differentiated offer by segment and competitive pricing. The growth of broadband accesses combined with a pricing strategy increased the customer base value and showed a higher ARPU (+14%). The broadband accesses increased 12% reaching 1.6 million accesses as of December 31, 2011. Rates for regulated voice services continued to be affected by the freezing of rates established by the Public Emergency Law enacted in January 2002. During 2011, the lines in service increased 1% from 2010, influenced by market maturity and reaching 4.1 million lines as of December 31, 2011. The ARBU (Average Revenue Billed per User) increased 7% as a result of Telecom Argentina’s efforts in satisfying its customers demand for access and adapting the portfolio to its customer’s needs, trying to contain the drop of minutes of use related to the effect of substitution of mobile traffic. Also, during 2011, the focus remained on selling data services and dedicated Internet accesses.

In the Mobile Business Telecom Personal’s customer portfolio increased by 1.9 million customers (+11%), reaching 18.2 million subscribers as of December 31, 2011, of which 32% were post-paid customers.

At the same time, an expansion in market share based on high-value customer acquisitions with a differential strategy focused by region, resulted in ARPU improving in all its products (approximately 16% over the prior year). A large part of this growth can be traced to value-added services (including SMS text messaging and the mobile internet service) which, on the whole, accounts for approximately 48% of Personal mobile services revenues in 2011.

In Paraguay, the Núcleo customer base grew by about 14% over the prior year and at the end of 2011 Núcleo had 2.1 million customers, of which 17% were postpaid. During 2011, Núcleo consolidated its brand highlighting the attributes of closeness, youth and convenience, maintaining leader in preference to young customers segments.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

The following table sets forth our consolidated income statement for the years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Revenues	29,957	27,571	26,894
Other income	299	255	280

Total operating revenues and other income	30,256	27,826	27,174

Acquisition of goods and services	(12,859)	(11,383)	(11,480)
Employee benefits expenses	(3,917)	(4,021)	(3,734)
Other operating expenses	(1,859)	(1,422)	(1,345)
Changes in inventories	56	(135)	(15)
Internally generated assets	569	547	515
Depreciation and amortization	(5,494)	(5,542)	(5,551)
Gains (losses) on disposals of non—current assets	3	11	(59)
Impairment reversals (losses) on non—current assets	(7,358)	(63)	(12)

Operating profit (loss)	(603)	5,818	5,493

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(39)	99	67
Other income (expenses) from investments	16	289	(51)
Finance income	2,464	3,081	2,561
Finance expenses	(4,462)	(5,155)	(4,731)

Profit (loss) before tax from continuing operations	(2,624)	4,132	3,339
Income tax expense	(1,643)	(550)	(1,121)

Profit (loss) from continuing operations	(4,267)	3,582	2,218
Profit (loss) from Discontinued operations/Non—current assets held for sale	(13)	(7)	(622)

Profit (loss) for the year	(4,280)	3,575	1,596

Attributable to:
• Owners of the Parent	(4,726)	3,121	1,581
• Non-controlling interests	446	454	15

5.2.5    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

		Domestic	Brazil	Argentina(1)	Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros, except number of employees)
Revenues(2)	2011 2010 2009	19,032 20,068 21,663	7,343 6,199 4,753	3,220 798 —	238 258 230		343 391 350		2 64 90		(221 (207 (192	) ) )	29,957 27,571 26,894

Operating profit (loss)	2011 2010 2009	(1,945 5,162 5,393)	986 685 209	509 110 —	(87 (92 (80	) ) )	(41 (24 (19	) ) )	(15 (38 (30	) ) )	(10 15 20)		(603 5,818 5,493)

Capital expenditures	2011 2010 2009	4,200 3,106 3,515	1,290 1,216 964	556 188 —	61 67 53		5 5 4		— 4 7		(17 (3 —	) )	6,095 4,583 4,543

Number of employees at year-end(3)	2011 2010 2009	55,389 56,530 59,367	10,539 10,114 9,783	16,350 15,650 —	765 777 757		1,075 1,090 1,098		36 39 379		— — —		84,154 84,200 71,384

(1)	In the scope of consolidation since October 13, 2010.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

(2)

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

5.2.6    Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

❖	REVENUES

Revenues amounted to 29,957 million euros in 2011, an increase of 2,386 million euros, or 8.7%, compared to 27,571 million euros in 2010.

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2011		2010		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	19,032	63.5	20,068	72.8	(1,036)	(5.2)
• Core Domestic	18,123	60.5	19,065	69.1	(942)	(4.9)
• International Wholesale	1,393	4.6	1,569	5.7	(176)	(11.2)
Brazil	7,343	24.5	6,199	22.5	1,144	18.5
Argentina(2)	3,220	10.7	798	2.9	2,422
Media, Olivetti and Other Operations(3)	583	1.9	713	2.6	(130)	(18.2)
Adjustments and eliminations	(221)	(0.6)	(207)	(0.8)	(14)

Total Revenues	29,957	100.0	27,571	100.0	2,386	8.7

(1)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)	In the scope of consolidation since October 13, 2010.

(3)	The Other Operations of the Telecom Italia Group consist of the financial companies and other minor companies not associated with the core business of the Telecom Italia Group.

Revenues in the Domestic Business Unit (divided into Core Domestic and International Wholesale) declined by 5.2% compared to 2010. The decrease in revenues, notwithstanding the weak domestic economy and continuing competitive pressures, is slowing down and improving. This is due to higher mobile revenues (particularly revenues from services and internet mobile devices), protection of the value of the customer base and development of ICT services in the fixed area.

Revenues from services confirm the improving trend over the prior year. Revenues from services in the mobile area are still being impacted, although to a lesser degree, by the competitive repositioning of TIM’s plans particularly as regards voice traffic.

The fixed-line area, with a decline in revenues from services, displayed a considerable improvement in the fourth quarter of 2011. In particular, revenues from retail customers decreased at a lower pace than that recorded in 2010 and showed an improving trend during the course of the year.

With respect to handset sales, revenues recovered entirely driven by the mobile area which benefits from a greater sales push on handsets offering mobile internet connectivity.

With respect to the Brazil Business Unit, revenues totaled 7,343 million euros in 2011, an increase of 1,144 million euros compared to 2010. Revenues from services increased, mainly due to the growth of the customer base (over 64 million mobile lines at December 31, 2011, up 25.6% over the prior year). Handset revenues also, increased significantly where, as in the domestic business, the strategy focused on smartphones and webphones as the lever for the growth of mobile data traffic revenues.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

As for the Argentina Business Unit (included in the scope of consolidation since October 13, 2010), revenues totaled 3,220 million euros in 2011, an increase of 2,422 million euros compared to 2010 which only included the two and a half months in 2010. In particular, the increase was related to the mobile business revenues.

For a more detailed analysis of revenue performance by individual Business Unit, reference should be made to “The Business Units of the Telecom Italia Group”.

❖	OTHER INCOME

Details are as follows:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	71	72	(1)	(1.4)
Recovery of employee benefit expenses, purchases and services rendered	36	47	(11)	(23.4)
Capital and operating grants	24	38	(14)	(36.8)
Damage compensations, penalties and sundry recoveries	36	18	18	100.0
Sundry income	132	80	52	65.0

Total other income	299	255	44	17.3

❖	OPERATING EXPENSES

Our operating expenses amounted to 30,859 million euros in 2011, an increase of 8,851 million euros, or 40.2% compared to 22,008 million euros in 2010. The increase is attributable to the following:

•

Acquisition of goods and services amounted to 12,859 million euros in 2011, an increase of 1,476 million euros, or 13.0%, compared to 2010 (11,383 million euros). The increase is largely due to the entry of the Argentina Business Unit in the scope of consolidation for the full-year 2011 (+1,052 million euros, including a negative exchange rate effect for 34 million euros) and the significant increase in the sales and technical costs of the Brazil Business Unit—the main cause of the overall increase of 879 million euros—needed to support the growth of the customer base and sales. Offsetting these increases in part were declines in the domestic business which benefitted from cost cutting actions which contributed to a reduction in purchases of 365 million euros compared to 2010 (-5.1%).

In detail:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	2,525	1,568	957	61.0
Portion of revenues to be paid to other operators and interconnection costs	4,232	4,275	(43)	(1.0)
Commercial and advertising costs	2,259	2,100	159	7.6
Power, maintenance and outsourced services	1,618	1,258	360	28.6
Rent and leases	647	594	53	8.9
Other service expenses	1,578	1,588	(10)	(0.6)

Total acquisition of goods and services	12,859	11,383	1,476	13.0

% on Revenues	42.9	41.3

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

•	Employee benefits expenses

In detail:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
• Ordinary expenses of employees—excluding actuarial (gains) losses	3,186	3,317	(131)	(3.9)
• Actuarial (gains) losses relating to employee severance indemnities	(117)	(4)	(113)
• Expenses for collective redundancy procedure (“mobilità”) under Law 223/91	12	258	(246)	(95.3)

Total employee benefits expenses—Italian companies	3,081	3,571	(490)	(13.7)
Total employee benefits expenses—Foreign companies	836	450	386	85.8

Total employee benefits expenses	3,917	4,021	(104)	(2.6)

% on Revenues	13.1	14.6

The change was affected by:

•

the impact of 364 million euros, including the negative exchange rate effect of 11 million euros, due to the entry of the Argentina Business Unit in the scope of consolidation for the full year 2011 (+11,521 average employees compared to 2010);

•

the reduction of the Italian component of ordinary employee benefits expenses, mainly due to the reduction in the average headcount of the salaried workforce by 3,526 compared to 2010 (of which -1,188 are under so-called “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center S.r.l.);

•

the reduction of 113 million euros owing to the actuarial effects relating to employee severance indemnities in connection both with the change in the economic assumptions (discount rate and inflation rate) and the new law concerning pensions (Law 214 of December 22, 2011) which extends the retirement age;

•

lower expenses of 246 million euros in connection with the mobility procedure under Law 223/91. Employee benefits expenses in 2010 included expenses of 258 million euros relating to the start of the mobility procedure under Law 223/91 by the Parent, Telecom Italia, SSC—Shared Service Center S.r.l., Telecom Italia Sparkle, Olivetti S.p.A. and Olivetti I-Jet. In 2011, the provisions were adjusted by another 12 million euros, of which 9 million euros is for the Parent, Telecom Italia, and 3 million euros for SSC—Shared Service Center S.r.l.

The Group’s average number of salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(equivalent number, except percentages)
Average salaried workforce—Italy	53,561	57,087	(3,526)	(6.2)
Average salaried workforce—Foreign(1)	24,808	13,063	11,745	89.9

Total average salaried workforce(2)	78,369	70,150	8,219	11.7

(1)

The increment in the average employees of the salaried workforce is primarily attributable to the consolidation of the Argentina Business Unit for the full year 2011 (15,232 average headcount in 2011).

(2)	Includes the average employees with temp work contracts: 87 in 2011 (75 in Italy and 12 outside Italy). In 2010 the headcount was 84 (68 in Italy and 16 outside Italy).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

Group’s employees at December 31, 2011 and 2010 were as follows:

	As of December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	56,878	58,045	(1,167)	(2.0)
Employees—Foreign	27,276	26,155	1,121	4.3

Total Employees (1)	84,154	84,200	(46)	(0.1)

(1)	Includes employees with temporary work contracts: 42 units at December 31, 2011 and 71 units at December 31, 2010.

•	Other operating expenses

Details are as follows:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	533	478	55	11.5
Accruals to provisions	128	80	48	60.0
Indirect duties and taxes	349	200	149	74.5
TLC operating fees	675	484	191	39.5
Penalties, compensation and administrative sanctions	41	105	(64)	(61.0)
Association dues and fees, donations, scholarships and traineeships	23	24	(1)	(4.2)
Sundry expenses	110	51	59	115.7

Total other operating expenses	1,859	1,422	437	30.7

% on Revenues	6.2	5.2

Other operating expenses in 2011 grew 437 million euros compared to 2010, largely on account of the entry of the Argentina Business Unit in the scope of consolidation for the full year 2011 (+248 million euros, including a negative exchange rate effect of 8 million euros), the increase in the Brazil Business Unit (+159 million euros) and the Domestic Business Unit (+69 million euros). In particular:

•

writedowns and expenses in connection with credit management include mainly 397 million euros (317 million euros in 2010) attributable to the Domestic Business Unit, 100 million euros (133 million euros in 2010) attributable to the Brazil Business Unit and 29 million euros attributable to the Argentina Business Unit;

•

accruals to provisions recorded for pending disputes relate mainly to 60 million euros (18 million euros in 2010) of the Brazil Business Unit, 50 million euros (53 million euros in 2010) of the Domestic Business Unit, and 17 million euros of the Argentina Business Unit;

•

TLC operating fees comprise 554 million euros (412 million euros in 2010) attributable primarily to the Brazil Business Unit, 61 million euros attributable to the Argentina Business Unit and 58 million euros to the Domestic Business Unit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

•	Depreciation and Amortization

Details are as follows:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	2,162	2,216	(54)	(2.4)
Depreciation of tangible assets—owned and leased	3,332	3,326	6	0.2

Total depreciation and amortization	5,494	5,542	(48)	(0.9)

% on Revenues	18.3	20.1

The increase in amortization and depreciation charges due to the entry of the Argentina Business Unit in the scope of consolidation (+390 million euros, including a negative exchange rate effect of 13 million euros), was more than offset by the decrease in amortization and depreciation charges of the Domestic Business Unit (-329 million euros) and the Brazil Business Unit (-108 million euros, including the effect of the change in the real/euro exchange rate of +3 million euros).

•	Net gains (losses) on disposals of non-current assets

Net gains on disposals of non-current assets were 3 million euros. The gain of 35 million euros, net of the relative transaction costs, realized on the sale of Loquendo at the end of September 2011 was offset by net losses from the disposal of tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

In 2010, net gains on disposals of non-current assets were 11 million euros and included the gain, net of the related transaction costs, of 19 million euros, in connection with the completion of the transactions for the sale of Elettra by the Domestic Business Unit—International Wholesale.

•	Net impairment losses on non-current assets

Net impairment losses on non-current assets amounted to 7,358 million euros in 2011 (63 million euros in 2010).

This item includes 7,307 million euros for the impairment charge on the goodwill allocated to the Core Domestic cash-generating unit in the Domestic Business Unit and 57 million euros for the impairment charge on the goodwill allocated to the Media Business Unit, which had been written down by 46 million euros in 2010.

In particular, in preparing the annual financial statements, the Telecom Italia Group repeated the impairment test that had been performed in the first half of 2011 which led to the recognition, in the Half-year Financial Report at June 30, 2011, of an impairment loss of 3,182 million euros relating to the Core Domestic cash-generating unit.

Macroeconomic and market conditions have reflected a slowdown in the higher growth emerging economies and fears of a recession in many mature economies, in particular countries in the Euro zone, which has been particularly acute in the domestic market. Added to this was an escalation, in the second half of the year, of financial market pressures, with particular reference to higher interest rates for the Italian government. The impairment test therefore took into account the deterioration of the financial markets in general terms, with reference to interest rates, while worsening expectations regarding the market prospects of the Domestic and Media Business Unit were major factors in making the determination of impairment in specific terms.

It should be emphasized that the cost of capital of the Core Domestic CGU recorded a significant increase compared to December 31, 2010, principally due to the rise in long-term rates of the sovereign securities of Italy, from 7.90% to 8.90%.

Further details are provided in the “Note—Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Furthermore, this item includes other impairment charges on tangible assets.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

❖	OPERATING PROFIT (loss)

Operating loss was 603 million euros in 2011 (operating profit of 5,818 million euros in 2010). The operating loss is attributable to the impact of the impairment charge of 7,364 million euros on the goodwill allocated to the Domestic and Media Business Units.

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
EtecSA (Cuba).	—	84	(84)	(100.0)
Italtel group	(38)	3	(41)
Other	(1)	12	(13)	(108.3)

Total	(39)	99	(138)	(139.4)

The Share of profits (losses) of associates and joint ventures accounted for using the equity method was a loss of 39 million euros in 2011 (profit of 99 million euros in 2010). In particular, the year 2011 was negatively affected by the writedown of the entire investment in the Italtel Group: taking into account the overall macroeconomic situation and the specific prospects of future evolution of the company’s business led us to conclude that the recovery of our investment in this associate was not probable.

The year 2010 included the positive contribution of our investment in EtecSA (Cuba), including the share of results up to September 30, 2010 and the reversal of impairment losses (30 million euros) after agreements were reached at the end of 2010 for the sale of the investment which was subsequently finalized on January 31, 2011.

For further details about the above mentioned investments accounted for using the equity method please see “Note—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

In 2011, Other income (expenses) from investments is an income balance of 16 million euros and includes 17 million euros for the gain on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount is in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010.

In 2010, Other income (expenses) from investments was an income balance of 289 million euros and specifically included the revaluation, net of the negative exchange rate effect, of 266 million euros on the investment interest held in Sofora Telecomunicaciones (50%). In particular, as set forth in IFRS 3, following the acquisition of control of Sofora Telecomunicaciones, which took place on October 13, 2010, the investment interest previously held in the subsidiary, accounted for using the equity method, was remeasured at fair value at the acquisition date of control. The line item also included the net gain of 29 million euros realized on the settlement agreement reached between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) is a net expense of 1,998 million euros (a net expense of 2,074 million euros in 2010), with a positive change of 76 million euros largely arising from lower net debt exposure.

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

❖	INCOME TAX EXPENSE

Income tax expense is 1,643 million euros an increase of 1,093 million euros compared to 2010 (550 million euros). In particular, income taxes in 2010 included a benefit of more than 600 million euros deriving mainly from the recognition of deferred tax assets by the Brazil Business Unit. Such deferred tax assets are in connection with tax loss carryforwards which became recoverable on the basis of the prospects of earnings of the companies in the Business Unit. In addition to this effect, the increase in income taxes was also due to the higher taxable base of the Parent, Telecom Italia, the Brazil Business Unit as well as the consolidation of the Argentina Business Unit for the full year 2011.

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In 2011, the balance is a loss of 13 million euros and includes expenses incurred in connection with sales transactions of prior years. In 2010, the balance was a loss of 7 million euros and included the same type of transactions.

5.2.7    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2011 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2010

❖	DOMESTIC

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	19,032	20,068	(1,036)	(5.2)
Operating profit (loss)	(1,945)	5,162	(7,107)
• % of Revenues		25.7
Capital expenditures	4,200	3,106	1,094	35.2
Employees at year-end (units)	55,389	56,530	(1,141)	(2.0)

Revenues decreased by 1,036 million euros, or 5.2%, from 20,068 million euros in 2010 to 19,032 million euros in 2011.

In detail, an analysis of the Domestic Business Unit’s revenues by market segment is as follows:

•	Core Domestic

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues(1)	18,123	19,065	(942)	(4.9)
• Consumer	9,217	9,739	(522)	(5.4)
• Business	3,267	3,509	(242)	(6.9)
• Top	3,322	3,511	(189)	(5.4)
• National Wholesale	2,103	2,076	27	1.3
• Other	214	230	(16)	(7.0)
Operating profit (loss)	(2,088)	4,967	(7,055)
• % of Revenues		26.1
Capital expenditures	4,124	3,027	1,097	36.2
Employees at year-end (units)	54,380	55,475	(1,095)	(2.0)

(1)	Data are net of intersegment transactions.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

In 2011, except for National Wholesale, revenues in all segments declined but reflected an improving trend during the course of the year due to the growth of the mobile customer base, a reduction in the loss of fixed accesses and the effectiveness of new offers both in terms of the slowdown in price reductions and the development of new services (Broadband and ICT). In particular:

•

Consumer:    the Consumer segment reported a decrease in revenues of 522 million euros (-5.4%) compared to 2010. Despite the overall decrease a trend of improvement was evident during the year compared to the same periods of 2010 (-0.4% in the fourth quarter of 2011, -4.0% in the third, -6.4% in the second, -9.2% in the first). 2010 included revenues of 35 million euros relating to the end of the “1001TIM” loyalty program which had resulted in the recognition of revenues from previously deferred bonus points that had not been used by the customer. The decrease was attributable to a decline in revenues from services. This decline was attributable to traditional voice services, both mobile and fixed, that were only partly offset by higher mobile internet revenues (+81 million euros, or +17.8% compared to 2010 and +28 million euros, or +22.6% in the fourth quarter compared to the same period of the prior year).

•

Business:    in 2011, revenues in the Business segment decreased by -242 million euros (-6.9%), although there was an improving trend since the beginning of the year. This decline principally relates to the mobile services and traditional fixed-line voice services, with the latter, in particular, attributable to the smaller customer base (-5.8% compared to 2010).

•

Top:    the reduction in revenues in 2011 by the Top segment was 189 million euros (-5.4%) compared to 2010. Such decline principally related to revenues from services (-144 million euros, or -4.8%), due, in particular, to a decline in fixed telephony and a reduction in per unit mobile voice revenues which was only partially compensated by the growth in fixed-line ICT.

•

National Wholesale:    the increase in the revenues of National Wholesale (+27 million euros, or +1.3%) was generated by the growth of the customer base of ANOs utilizing services for Local Loop Unbundling, Wholesale Line Rental and Bitstream.

•	International Wholesale

	Year ended December 31,
	2011	2010	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,393	1,569	(176)	(11.2)
• Of which third parties	960	1,099	(139)	(12.6)
Operating profit	143	194	(51)	(26.3)
• % of Revenues	10.3	12.4
Capital expenditures	76	82	(6)	(7.3)
Employees at year-end (units)	1,009	1,055	(46)	(4.4)

Revenues of International Wholesale (the Telecom Italia Sparkle group) were 1,393 million euros in 2011, down 176 million euros, or -11.2% compared to 2010. Such decline is almost entirely due to voice services (-167 million euros, or -14.8%), which were adversely impacted by strong price pressure caused by market competition and also measures to rationalize the sector based on a more selective approach in terms of the quality of the customer portfolio and traffic, without any significant impact on margins. Revenues in 2010 included 29 million euros generated by the subsidiary Elettra which was sold in September 2010.

* * *

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

In addition to the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below.

Revenues of the Domestic Business Unit by technology and market segment are reported below:

	Year ended December 31,
	2011			2010			Change %
Market segment	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)
	(millions of euros, except percentages)
Consumer	9,217	4,409	4,973	9,739	4,674	5,275	(5.4)	(5.7)	(5.7)
Business	3,267	2,182	1,126	3,509	2,336	1,220	(6.9)	(6.6)	(7.7)
Top	3,322	2,585	826	3,511	2,724	887	(5.4)	(5.1)	(6.9)
National Wholesale	2,103	3,028	154	2,076	2,934	234	1.3	3.2	(34.2)
Other	214	220	35	230	201	76	(7.0)	9.5	(53.9)

Total Core Domestic	18,123	12,424	7,114	19,065	12,869	7,692	(4.9)	(3.5)	(7.5)

International Wholesale	1,393	1,393	—	1,569	1,569	—	(11.2)	(11.2)	—
Eliminations	(484)	(276)	—	(566)	(322)	—

Total Domestic	19,032	13,541	7,114	20,068	14,116	7,692	(5.2)	(4.1)	(7.5)

(1)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

The performance of the major business areas was as follows:

•	Revenues from Fixed Telecommunications

Fixed-line telecommunications revenues were 13,541 million euros in 2011, a decrease of 575 million euros compared to 2010, or -4.1%. Such decrease is largely attributable to the reduction in retail accesses, which at December 31, 2011 totalled 14.7 million lines (-4.6% compared to 15.4 million lines at December 31, 2010), but which decline is slowing – due to sales policies aimed at maintaining and recapturing customers – even though the market as a whole features a general decline. With respect to broadband services, conversely, sales were stable due to a client portfolio that remained the same year on year in a market environment identified with fierce competition. The total broadband portfolio was 9.1 million accesses (+31,000 compared to December 31, 2010), of which 7.1 million were retail accesses, with a market share of 53%, down from 2010 (-1.8 percentage points), and 2.0 million wholesale accesses.

The following table sets forth revenues by major areas of business in fixed telecommunication:

	Year ended December 31,
	2011		2010		Change
		%		%		%
	(millions of euros, except percentages)
Retail voice	5,681	41.9	6,133	43.4	(452)	(7.4)
Internet	1,688	12.5	1,751	12.4	(63)	(3.6)
Business data	1,617	11.9	1,655	11.7	(38)	(2.3)
Wholesale	4,155	30.7	4,171	29.5	(16)	(0.4)
Other	400	3.0	406	3.0	(6)	(1.5)

Total Fixed-line Telecommunications Revenues	13,541	100.0	14,116	100.0	(575)	(4.1)

•	Revenues from Mobile Telecommunications

Although revenues in the mobile sector continue to fall, the sector is displaying a structural improvement in sales performance which confirms the merit of the repositioning strategy adopted for the mobile business: the customer base totalled about 32.2 million lines and grew from the end of 2010 by 1.2 million mainly in light of higher acquisitions and stable churn rates (21.9% compared to 22.0% in 2010).

Mobile telecommunications revenues were 7,114 million euros in 2011, a decrease of 578 million euros compared to 2010 (-7.5%), with a progressive and improving trend compared to the same period of 2010 (-2.2% in the fourth quarter of 2011; -6.5% in the third; -7.6% in the second and -12% in the first).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

The following table shows the trend of revenues in the major areas of business in mobile telecommunication:

	Year ended December 31,
	2011		2010		Change
		%		%		%
	(millions of euros, except percentages)
Outgoing voice	3,600	50.6	4,033	52.4	(433)	(10.7)
Incoming voice	1,117	15.7	1,358	17.7	(241)	(17.7)
VAS (value-added services)	2,038	28.6	2,045	26.6	(7)	(0.3)
Handsets	359	5.1	256	3.3	103	40.2

Total Mobile Telecommunications Revenues	7,114	100.0	7,692	100.0	(578)	(7.5)

Operating profit (loss)

Operating profit (loss) was a loss of 1,945 million euros in 2011, a decrease of 7,107 million euros compared to 2010. In particular, operating loss in 2011 includes the goodwill impairment charge of 7,307 million euros relating to the Core Domestic cash-generating unit, recorded on the basis of the results of the impairment test as described above.

The operating profit (loss) was impacted by the change in the following line items.

	Year ended December 31,
	2011	2010	Change
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	6,766	7,131	(365)	(5.1)
Employee benefits expenses	2,987	3,473	(486)	(14.0)
Other operating expenses	778	709	69	9.7

In detail:

•

acquisition of goods and services: decreased by 365 million euros (-5.1%) compared to 2010. Such decrease is mainly due to a decrease in the amounts to be paid to other operators, owing principally to the reduction in mobile termination rates. The higher expense for certain items, such as energy and variable costs related to product/service sales, has been absorbed by efficiency measures applied to fixed operating costs;

•

employee benefits expenses: decreased by 486 million euros compared to 2010, attributable mainly to the reduction in the average number of employees in the salaried workforce (-3,529 compared to 2010, of whom -1,188 are under “solidarity contracts” at Telecom Italia S.p.A. and SSC—Shared Service Center S.r.l), as well as a reduction (110 million euros) deriving from the actuarial effects regarding employee severance indemnities in connection with the change in the economic assumptions (discount rate and inflation rate) and also the new law on pensions (Law 214 of December 22, 2011) which extends the retirement age. It should be noted that employee benefits expenses in 2010 included a total of 254 million euros for the start by the Parent, Telecom Italia, SSC—Shared Service Center S.r.l. and Telecom Italia Sparkle of the mobility procedure under Law 223/91. In 2011, the provisions were adjusted by only 12 million euros, of which 9 million euros is for the Parent, Telecom Italia, and 3 million euros for SSC—Shared Service Center S.r.l.;

•

other operating expenses: rose by 69 million euros compared to 2010, mainly due to the increase in expenses and provision charges connected with credit management and credit risks, particularly related to Business clientele reflecting the general weak economic conditions.

The goodwill impairment charge of the Core Domestic CGU (7,307 million euros in 2011), was due to the result of the impairment test conducted at June 30, 2011 (impairment loss of 3,182 million euros) and at December 31, 2011 (impairment loss of 4,125 million euros), using the same method adopted in previous impairment tests. Macronomic and market conditions reflected a slowdown in the higher growth emerging economies and fears of a recession in many mature economies, in particular countries in the Euro zone, which has been particularly acute in the domestic market. Added to this was an escalation, in the second half of the year, of financial market

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

pressures, with particular reference to higher interest rates paid by the Italian government for issuing debt. The impairment test therefore took into account the deterioration of the financial markets in general terms, with reference to interest rates, while worsening expectations regarding the market prospects of the Domestic and Media Business Unit were major factors in making the determination of impairment.

Further details are provided in the Note “Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Capital expenditures

Capital expenditures were 4,200 million euros, up 1,094 million euros compared to 2010. The increase was due to the acquisition of the user rights for 800, 1800 and 2600 MHz LTE frequencies, to be used for broadband mobile communication services, for a total of 1,223 million euros. This follows the auction by the Ministry of Economic Development which took place in the second half of the year. The user rights, formally awarded by the Ministry on October 3, 2011, were assigned in February 2012.

The percentage of capital expenditures to revenues is 22.1%; excluding the acquisition of the above user rights for the LTE frequencies, the ratio is 15.6%, basically in line with 2010 (15.5%).

Employees

Employees are 55,389 as of December 31, 2011, a reduction of 1,141 units compared to December 31, 2010.

❖	BRAZIL

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Business Unit.

	Year ended December 31,
	2011	2010	2011	2010	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	7,343	6,199	17,086	14,457	2,629	18.2
Operating profit	986	685	2,294	1,597	697	43.6
• % of Revenues	13.4	11.0	13.4	11.0
Capital expenditures	1,290	1,216	3,002	2,836	166	5.9
Employees at year-end (units)	10,539	10,114	10,539	10,114	425	4.2

Revenues

Revenues totaled 17,086 million Brazilian reais, an increase of 2,629 million Brazilian reais compared to 2010 (+18.2%).

Service revenues in 2011 were 15,353 million Brazilian reais, an increase of 1,782 million Brazilian reais compared to 13,571 million Brazilian reais in the prior year (+13.1%); product revenues increased from 886 million Brazilian reais in 2010 to 1,733 million Brazilian reais in 2011 (+95.6%), reflecting the strategy to penetrate the market with high-value smartphones and webphones as leverage for the development of mobile data services.

The monthly ARPU, or average revenue per user, was 21.4 Brazilian reais at December 2011 compared to 23.7 Brazilian reais at December 2010 (-9.8%).

Total mobile lines at December 31, 2011 were 64.1 million, an increase of 25.6% over December 31, 2010, corresponding to a 26.5% market share of mobile lines.

Operating profit

Operating profit was 2,294 million Brazilian reais in 2011, an increase of 697 million Brazilian reais compared to 2010. This improvement in operating profit was attributable to the increase of revenues partnered by operating efficiencies achieved on the front of industrial cost, employees benefit expenses and trade receivables management.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

Operating profit also was positively impacted by lower depreciation and amortization charges of 259 million Brazilian reais (2,335 million Brazilian reais in 2011, compared to 2,594 million Brazilian reais in 2010). In particular, the reduction in amortization was partly due to the revision of the useful life of software (+166 million Brazilian reais) carried out in 2010 and partly to reduced use of handset subsidies during 2011.

Changes in costs are explained as follows:

•

acquisition of goods and services totaled 10,234 million Brazilian reais (8,208 million Brazilian reais in 2010). The increase of 24.7% compared to the prior year (+2,026 million Brazilian reais) was the result of higher rent and lease costs of 184 million Brazilian reais, higher external service costs of 220 million Brazilian reais, higher purchases of raw materials, auxiliaries, consumables and merchandise for 1,259 million Brazilian reais (of which +985 million Brazilian reais is product cost) and a higher portion of revenues to be paid to other TLC operators of 363 million Brazilian reais;

•

employee benefits expenses, amounted to 747 million Brazilian reais, increasing 88 million Brazilian reais compared to 2010 (+13.4%). The average number of employees increased from 8,727 in 2010 to 9,194 in 2011. The percentage of employee benefits expenses to revenues was 4.4%, decreasing 0.2 percentage points compared to 2010; and

•	other operating expenses, amounted to 1,738 million Brazilian reais in 2011, an increase of 26.8% (1,371 million Brazilian reais in 2010). Such expenses consisted of the following:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	232	311	(79)	(25.4)
Accruals to provisions	140	41	99	—
TLC operating fees	1,290	961	329	34.2
Indirect duties and taxes	33	26	7	26.9
Sundry expenses	43	32	11	34.4

Total	1,738	1,371	367	26.8

Capital expenditures

Capital expenditures were 3,002 million Brazilian reais in 2011, an increase of 166 million Brazilian reais compared to 2010. The success of the new sales strategy has brought a gradual reduction in the portion of subscriber acquisition costs capitalized and an increase in the expenditures dedicated to network infrastructures so as to sustain the growth of voice and data traffic.

Employees

Employees were 10,539 at December 31, 2011, an increase of 425 people compared to December 31, 2010 (10,114 units).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

❖	ARGENTINA

The following table gives the main results reported by the Argentina Business Unit for the entire year 2011 and, for 2010, starting from the acquisition date of control of the Business Unit by the Telecom Italia Group (October 13, 2010). The amounts presented include the effects of the application of the purchase price method. Specifically, all the assets and liabilities of the Sofora group were measured for their recognition at fair value at the acquisition date. Such amounts, as required by IFRS, were adjusted by the definitive amounts determined during the course of 2011, within 12 months of the acquisition date. The income statement for the 12 months of 2011 thus includes the effects of such measurements and particularly the higher amortization and depreciation related thereto (equal to 858 million Argentine pesos, about 149 million euros, in 2011). Such higher amortization and depreciation in 2010 only had an impact from October 13, 2010 and amounted to 221 million Argentine pesos (about 43 million euros).

	Year ended December 31, 2011		Period from October 13, 2010 to December 31, 2010
	(millions of euros, except percentages and employees)	(millions of Argentine pesos, except percentages and employees)	(millions of euros, except percentages and employees)	(millions of Argentine pesos, except percentages and employees)
Revenue	3,220	18,496	798	4,142
Operating profit	509	2,925	110	568
% of Revenues	15.8	15.8	13.7	13.7
Capital Expenditures	556	3,192	188	975
Employees at year-end (unit)(*)	16,350	16,350	15,650	15,650

(*)	Includes employees with temporary work contracts: 1 and 18 as of December 31, 2011 and 2010, respectively.

For a better understanding of the performance of the Argentina Business Unit, the following table sets out certain selected financial data for the full year 2011 compared to the full year 2010. The 2010 full year data are unaudited and provided solely for information purposes (illustrative and comparative) and were only part of the consolidated results of the Telecom Italia Group from October 13, 2010, the date of acquisition of control by the Telecom Italia Group.

	Year ended December 31,
	2011	2010	2011	2010	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Argentine pesos, except percentages and employees)
Revenues	3,220	2,820	18,496	14,627	3,869	26.5
Operating profit	509	553	2,925	2,868	57	2.0
% of Revenues	15.8	19.6	15.8	19.6
Capital expenditures	556	493	3,192	2,558	634	24.8
Employees at year-end (units)(*)	16,350	15,650	16,350	15,650	700	4.5

(*)	Includes employees with temporary work contracts: 1 and 18 as of December 31, 2011 and 2010, respectively.

Revenues

Revenues were 18,496 million Argentine pesos in 2011, an increase of 26.5% compared to the prior year (14,627 million Argentine pesos in 2010). The increase was mainly due to the growth of the customer base in the fixed and broadband businesses as well as mobile businesses, in addition to the higher ARPU. The main source of revenues for the Argentina Business Unit was mobile telephony which accounts for 71% of consolidated revenues, an increase of 32% in 2011 compared to 2010.

Operating profit

Operating profit rose by 57 million Argentine pesos (+2.0%) to 2,925 million Argentine pesos in 2011. It included the effects of the application of the purchase price method which led to higher net expenses, mainly for

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

amortization and depreciation, for a total of 907 million Argentine pesos (about 158 million euros); such higher expenses had an effect on the 2010 results from October 13, 2010 only and amounted to 281 million Argentine pesos (about 54 million euros).

Changes in costs are explained as follows:

•

acquisition of goods and services: totalled 8,031 million Argentine pesos (6,201 million Argentine pesos in 2010). The increase of 29.5% compared to the prior year (+1,830 million Argentine pesos) was mainly due to higher outside service costs of 932 million Argentine pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise of 777 million Argentine pesos;

•

employee benefits expenses, of 2,746 million Argentine pesos, increased by 716 million Argentine pesos compared to 2010 (+35.3%). The change came from salary increases, as a result of periodical revisions in union agreements and largely connected to inflation. In addition, the average number of employees in the mobile area increased. The percentage of employee benefits expenses to total revenues was 14.8%, increasing 0.9 percentage points over 2010;

•	other operating expenses: amounted to 1,903 million Argentine pesos, increasing 23.7% (1,538 million Argentine pesos in 2010). Such expenses consisted of the following:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of Argentine pesos, except percentages)
Impairments and expenses in connection with credit management	169	115	54	47.0
TLC operating fees	348	273	75	27.5
Indirect duties and taxes	1,286	1,064	222	20.9
Sundry expenses	100	86	14	16.3

Total	1,903	1,538	365	23.7

Capital expenditures

Capital expenditures were 3,192 million Argentine pesos in 2011, increasing 24.8% compared to 2010. Such amount includes 746 million Argentine pesos for the capitalization of customer acquisition costs for the subscription of binding 18 month contracts for mobile customers and 12 month contracts for broadband customers.

With respect to the fixed network, capital expenditures were directed to the expansion of the optic fiber infrastructure, DWDM technology and expansion of the IP backbone in order to improve transmission capacity and increase the access speed offered to customers.

At the same time, Personal principally invested in the 3G network to increase capacity and expand coverage as well as in the platforms to expand the Value-Added Services and in IT projects. Capital expenditures by Nucleo were aimed mainly at the 3G access network and switching.

Employees

Employees were 16,350 at December 31, 2011, an increase of 700 units compared to December 31, 2010 (+4.5%).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	238	258	(20)	(7.8)
Operating profit (loss)	(87)	(92)	5	5.4
• % of Revenues	(36.6)	(35.7)
Capital expenditures	61	67	(6)	(9.0)
Employees at year-end (units)	765	777	(12)	(1.5)

Revenues were 238 million euros in 2011, marking a decrease of 20 million euros (-7.8%) compared to 258 million euros in 2010. In greater detail:

•

revenues of TI Media—La7 in 2011, amounted to 140 million euros, increasing 24 million euros (+21.0%) compared to 2010, due to the significant increase of 32.1% in overall gross advertising sales in 2011 compared to 2010, which amounted to 186 million euros. In 2011, advertising sales were positively influenced by the excellent audience performance of the La7 channel, which reported an average daily audience share of 3.8%, and the La7d channel, with net advertising sales amounting to 6 million euros;

•	MTV Group revenues were 74 million euros in 2011, decreasing by 24 million euros compared to 2010 (98 million euros). This result was mainly due to:

–	the decrease in net advertising sales of 9 million euros;

–	lower revenues of Playmaker (-7 million euros);

–	lower revenues of MTV Mobile (-2 million euros), due to the contractual amendment at the end of 2010; and

–	the decrease in the revenues from the music satellite channels (-2 million euros) following the renegotiation of the contract—at lower values—with Sky;

•

revenues from Network Operator activities, amounted to 55 million euros in 2011, compared to 76 million euros in 2010, down by 21 million euros. This result was partly due to the loss of turnover of the customer Dahlia (-26 million euros), whose activities were discontinued at early 2011. The decrease in revenues from analog business towards the Group, in relation to the switch-off process, was offset by higher revenues for the lease of the digital band on its Multiplexes.

Operating profit

Operating profit was an operating loss of 87 million euros in 2011, a reduction of 5 million euros compared to a loss of 92 million euros in 2010, due to the contribution of 21 million euros related to the indemnity for the early termination of the Competence Center contract. In particular:

•

the operating profit of Telecom Italia Media—La7, which includes the above mentioned 21 million euros indemnity, was a negative loss of 29 million euros, an improvement of 34 million euros compared to 2010 (an operating loss of 63 million euros); such result was affected by the higher contribution of revenues as previously described, which more than offset the higher operating costs linked largely to the programming of La7 and La7d channels;

•

the operating profit of the MTV Group was down in 2011, marking a decrease of 5 million euros compared to 2010, due to the reduction in sales only partially offset by the containment of operating costs;

•

the Network Operator’s operating profit was a negative 2 million euros compared to a profit of 10 million euros in 2010, a decrease of 12 million euros; this performance was affected by the above-mentioned revenue decline from Dahlia TV, which was partially offset by a reduction in operating costs achieved through a greater efficiency of the network management.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

As a result of the impairment test, the goodwill of the Media Business Unit was written down by 57 million euros in 2011 (46 million euros in 2010).

Capital expenditures

Capital expenditures amounted to 61 million euros in 2011 (67 million euros in 2010). Such expenditures were attributed to Telecom Italia Media—La7 (31 million euros), the MTV group (4 million euros) and the Network Operator TIMB (26 million euros), mostly for the acquisition of television rights extending beyond one year (29 million euros) and the acquisition of infrastructures for the expansion and maintenance of the digital network (26 million euros) primarily related to the conversion to digital of TIMB networks in the regions in which the switch-off of analog TV has occurred.

Employees

Employees were 765 at December 31, 2011, a decrease of 12 units compared to December 31, 2010 (777 units), included 37 units with temporary work contracts (44 units at December 31, 2010). Without considering the reduction in the temporary staff (7 units), the decrease of 5 units was due to the change both in the number of fixed term employees, who decreased by 10 units (TI Media—La7 +1, MTV Group -11) and employees with indefinite-term contracts, who increased by 5 units (TI Media-La7 +15, Network Operator -1, MTV Group -9). In particular the increase of 15 units for the indefinite-term employees of TI Media—La7 is mainly due to the stabilization of some job relationship and to the introduction of some new human resources as consequence of the internalization process regarding External Relations.

❖	OLIVETTI

The following table sets forth, for the periods indicated, certain financial and other data for the Olivetti Business Unit.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	343	391	(48)	(12.3)
Operating profit (loss)	(41)	(24)	(17)	(70.8)
• % of Revenues	(12.0)	(6.1)
Capital expenditures	5	5	—	—
Employees at year-end (units)	1,075	1,090	(15)	(1.4)

Revenues

Revenues were 343 million euros in 2011, a decrease of 48 million euros compared to 2010, partly due to the negative exchange rate effect of 3 million euros. The market context was particularly depressed for the third consecutive year and the deterioration of the Italian and European macroeconomic condition had an adverse effect on 2011; this caused a decisive fall in ICT expenditures in Italy.

The weak economy resulted in a sharp reduction in sales to the Parent, Telecom Italia by Olivetti S.p.A. (-23 million euros compared to 2010) and is reason in itself for almost half of the decline in year-over-year revenues.

Sales in Italy in the indirect channel came to an abrupt stop in the last part of 2011 (-6 million euros compared to 2010) in parallel with the heightening of the crisis which particularly hit hard the SMEs and professional offices customer channel; conversely, the direct sales channel in Italy of large customers exceeded 2010 (+4 million euros), in part due to the positive contribution of new service offers.

European sales were up in the French and British affiliates, a fall in both the German affiliate (since January 2012, sales operations are conducted through a local agency) and in the Spanish affiliate which was materially

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

impacted by the weak macroeconomic climate in that country. Revenues were-stable in the international sales channel (sales to extra EU and extra Latin America customers). The gains made by South America in sales were significant. This market is recording strong growth such that expectations are for a strengthening of Olivetti’s presence there.

Operating profit

Operating profit was a negative 41 million euros, with a negative change of 17 million euros compared to 2010.

In 2011, as an increase in share capital, Telecom Italia S.p.A. contributed trademarks (12 million euros) and patents (4 million euros) to Olivetti S.p.A. The result of this contribution was the resolution of contracts with Telecom Italia which covered the utilization of these rights, with a negative impact of 10 million euros.

Added to this first effect were lower margins of 10 million euros associated with the decline in revenues, of which, about 4 million euros in particular was the effect of the ongoing contraction in the ink-jet segment.

Capital expenditures

Capital expenditures amounted to 5 million euros, unchanged compared to the prior year.

Employees

Employees at December 31, 2011 were 1,075 (984 in Italy and 91 outside Italy), a reduction of 15 compared to December 31, 2010 (1,090, of whom 1,001 in Italy and 89 outside Italy). During the year, 33 persons were added and 48 persons left, consistently with the professional remix focused on the new Olivetti sales offerings.

5.2.8    YEAR ENDED DECEMBER 31, 2010 COMPARED WITH YEAR ENDED DECEMBER 31, 2009

The following chart summarizes the main items which impacted profit attributable to owners of the Parent in 2010:

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

❖	REVENUES

Revenues amounted to 27,571 million euros in 2010, an increase of 677 million euros, or 2.5%, compared to 26,894 million euros in 2009.

The table below sets forth for the periods indicated by Business Unit gross revenues and consolidated revenues.

	Year ended December 31,
	2010		2009		Changes
	Revenues(1)	% of Consolidated Revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	20,068	72.8	21,663	80.5	(1,595)	(7.4)
• Core Domestic	19,065	69.1	20,580	76.5	(1,515)	(7.4)
• International Wholesale	1,569	5.7	1,710	6.4	(141)	(8.2)
Brazil	6,199	22.5	4,753	17.7	1,446	30.4
Media, Olivetti and Other Operations(2)	713	2.6	670	2.5	43	6.4
Adjustments and eliminations	(199)	(0.8)	(192)	(0.7)	(7)	(3.6)

Total Revenues (Argentina excluded)	26,781	97.1	26,894	100.0	(113)	(0.4)
Argentina	798	2.9	—	—	798	—
Adjustments and eliminations	(8)	—	—	—	(8)	—

Total Revenues	27,571	100.0	26,894	100.0	677	2.5

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

❖	OTHER INCOME

Details are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	72	71	1	1.4
Recovery of employee benefit expenses, purchases and services rendered	47	46	1	2.2
Capital and operating grants	38	49	(11)	(22.4)
Damage compensations, penalties and sundry recoveries	18	30	(12)	(40.0)
Sundry income	80	84	(4)	(4.8)

Total other income	255	280	(25)	(8.9)

❖	OPERATING EXPENSES

Our operating expenses amounted to 22,008 million euros in 2010, an increase of 327 million euros, or 1.5% compared to 21,681 million euros in 2009. The increase is attributable to the following:

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

In detail:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	1,568	1,852	(284)	(15.3)
Portion of revenues to be paid to other operators and interconnection costs	4,275	4,282	(7)	(0.2)
Commercial and advertising costs	2,100	2,012	88	4.4
Power, maintenance and outsourced services	1,258	1,254	4	0.3
Rent and leases	594	572	22	3.8
Other service expenses	1,588	1,508	80	5.3

Total acquisition of goods and services	11,383	11,480	(97)	(0.8)

% on Revenues	41.3	42.7

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

•	Employee benefits expenses

In detail:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
• Ordinary expenses of employees	3,313	3,467	(154)	(4.4)
• Expenses for collective redundancy procedure (“mobilità”) under Law 223/91	258	—	258

Total employee benefits expenses—Italian companies	3,571	3,467	104	3.0

Total employee benefits expenses—Foreign companies	450	267	183	68.5

Total employee benefits expenses	4,021	3,734	287	7.7

% on Revenues	14.6	13.9

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

Total employee benefit expenses for Italian Companies increased by 104 million euros in 2010 over 2009 due to expenses for collective dismissal agreements under Law 223/91 (258 million euros), mainly related to the Parent Telecom Italia S.p.A. (245 million euros), following the August 4, 2010 Agreement signed with the labor unions. The agreement outlines the steps to be taken on employment levels during the years of the Business Plan 2010–2012, with the expectation, among other things, of recourse to a new voluntary collective redundancy procedure for 3,900 people in the period 2010-2012.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

The Group’s average number of salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(equivalent number, except percentages)
Average salaried workforce—Italy	57,087	60,324	(3,237)	(5.4)
Average salaried workforce—Foreign(1)	13,063	9,640	3,423	35.5

Total average salaried workforce(2)	70,150	69,964	186	0.3
Non-current assets held for sale—Foreign(3)	—	2,168	(2,168)

Total average salaried workforce—including Non-current assets held for sale (2)	70,150	72,132	(1,982)	(2.7)

(1)	The 2010 average salaried workforce includes the effect of the inclusion in the scope of consolidation of the Argentina Business Unit starting from October 13, 2010.

(2)

The total includes people with temporary work contracts: 84 average employees in 2010 (of which 68 average employees in Italy and 16 average foreign employees); 316 average units in 2009 (of which 279 average employees in Italy and 37 average foreign employees).

(3)	The 2009 data include the average salaried headcount of HanseNet, sold at the beginning of 2010.

Group’s employees at December 31, 2010 and 2009 were as follows:

	As of December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	58,045	60,872	(2,827)	(4.6)
Employees—Foreign	26,155	10,512	15,643	148.8

Total Employees (1)	84,200	71,384	12,816	18.0
Discontinued operations(2)—Foreign	—	2,205	(2,205)	(100.0)

Total Employees—including Non-current assets held for sale(2)	84,200	73,589	10,611	14.4

(1)	Includes employees with temporary work contracts: 71 units at December 31, 2010 and 56 units at December 31, 2009.

(2)	The data as of December 31, 2009 include salaried headcount of HanseNet, sold at the beginning of 2010.

The increase of foreign employees as of December 31, 2010 with respect to December 31, 2009 was principally due to the entry in the scope of consolidation of the Business Unit Argentina (15,650 units as of December 31, 2010).

•	Other operating expenses

Details are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	478	565	(87)	(15.4)
Accruals to provisions	80	168	(88)	(52.4)
Indirect duties and taxes	200	128	72	56.3
TLC operating fees	484	318	166	52.2
Penalties, compensation and administrative sanctions	105	73	32	43.8
Association dues and fees, donations, scholarships and traineeships	24	26	(2)	(7.7)
Sundry expenses	51	67	(16)	(23.9)

Total other operating expenses	1,422	1,345	77	5.7

% on Revenues	5.2	5.0

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

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

•	Depreciation and Amortization

Details are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	2,216	2,251	(35)	(1.6)
Depreciation of tangible assets—owned and leased	3,326	3,300	26	0.8

Total depreciation and amortization	5,542	5,551	(9)	(0.2)

% on Revenues	20.1	20.6

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

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

Operating profit was 5,818 million euros in 2010, an increase of 325 million euros compared to 2009 (+5.9%). As a percentage of revenues, operating profit was 21.1% in 2010 (20.4% in 2009).

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
EtecSA (Cuba).	84	54	30	55.6
Other	15	13	2	15.4

Total	99	67	32	47.8

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

For further details about the above mentioned investments accounted for using the equity method please see “Note—Other Non-current assets” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

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

The change in finance income (expenses) was impacted by the overall reduction in interest rates and the decrease in debt exposure, which reduced net finance expenses, fair value adjustments of derivatives and underlyings and other items by 187 million euros, from 2,252 million euros in 2009 to 2,065 million euros in 2010.

For further details about finance income and finance expenses, please see “Note—Finance income” and “Note—Finance expenses”, respectively, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

Income tax expense amounted to 550 million euros, a decrease of 571 million euros compared to 1,121 million euros in 2009. Although, income taxes of the Parent, Telecom Italia S.p.A. remained stable, the Brazil Business unit had a tax benefit of about 700 million euros arising mainly from the recognition of deferred tax assets in connection with the recoverability of prior years tax loss carryforwards which became recoverable in 2010 on the basis of updated assessments of future taxable income of the companies in the Business Unit.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

5.2.9    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2010 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2009

❖	DOMESTIC

The following table sets forth, for the periods indicated, certain financial and other data for the Domestic Business Unit.

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	20,068	21,663	(1,595)	(7.4)
Operating profit	5,162	5,393	(231)	(4.3)
• % of Revenues	25.7	24.9
Capital expenditures	3,106	3,515	(409)	(11.6)
Employees at year-end (units)	56,530	59,367	(2,837)	(4.8)

•	Core Domestic

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues(1)	19,065	20,580	(1,515)	(7.4)
• Consumer	9,739	10,999	(1,260)	(11.5)
• Business	3,509	3,730	(221)	(5.9)
• Top	3,511	3,688	(177)	(4.8)
• National Wholesale	2,076	1,996	80	4.0
• Other	230	167	63	37.7
Operating profit	4,967	5,189	(222)	(4.3)
• % of Revenues	26.1	25.2
Capital expenditures	3,027	3,427	(400)	(11.7)
Employees at year-end (units)	55,475	58,098	(2,623)	(4.5)

(1)	Data are net of intersegment transactions.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

2009, especially with the ImpresaSemplice brand, geared to reducing the erosion of the fixed and mobile customer base and achieving a better quality of customer acquisitions. In the Fixed area, the customer base of voice accesses in 2010 is down by about 106,000 accesses, a decline that was lower than in 2009 (about -235,000 accesses), of which about 27,000 came in the fourth quarter. Broadband accesses grew by 67,000 (+38,000 in 2009) on an annual basis, including 12,000 in the fourth quarter. In the Mobile area, the annual increase was 294,000 lines, of which 73,000 was in the fourth quarter;

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

•

National Wholesale: the increase in revenues (+80 million euros or +4.0%) was generated by the growth of the ANOs (Alternative Network Operators) in Local Loop Unbundling, Wholesale Line Rental and Bitstream.

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

* * *

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

In addition to the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below.

Revenues of the Domestic Business Unit by technology and market segment are reported below:

	Year ended December 31,
	2010			2009			Change %
Market segment	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)	Total	Fixed (1)	Mobile (1)
	(millions of euros, except percentages)
Consumer	9,739	4,674	5,275	10,999	5,037	6,251	(11.5)	(7.2)	(15.6)
Business	3,509	2,336	1,220	3,730	2,472	1,315	(5.9)	(5.5)	(7.2)
Top	3,511	2,724	887	3,688	2,956	823	(4.8)	(7.8)	7.8
National Wholesale	2,076	2,934	234	1,996	2,758	194	4.0	6.4	20.6
Other (support structures)	230	201	76	167	174	14	37.7	15.5

Total Core Domestic	19,065	12,869	7,692	20,580	13,397	8,597	(7.4)	(3.9)	(10.5)
International Wholesale	1,569	1,569	—	1,710	1,710	—	(8.2)	(8.2)	—
Eliminations	(566)	(322)	—	(627)	(368)	—

Total Domestic	20,068	14,116	7,692	21,663	14,739	8,597	(7.4)	(4.2)	(10.5)

(1)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

The performance of the major business areas was as follows:

•	Revenues from Fixed Telecommunications

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

	Year ended December 31,
	2010		2009		Change
		%		%		%
	(millions of euros, except percentages)
Retail Voice	6,133	43.4	6,804	46.2	(671)	(9.9)
Internet	1,751	12.4	1,707	11.6	44	2.6
Business Data	1,655	11.7	1,730	11.7	(75)	(4.3)
Wholesale	4,171	29.5	4,117	27.9	54	1.3
Other Revenues	406	3.0	381	2.6	25	6.6

Total Revenues from Fixed Telecommunications	14,116	100.0	14,739	100.0	(623)	(4.2)

•	Revenues from Mobile Telecommunications

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

In detail the revenues by major area of business in Mobile telecommunications were as follows:

	Year ended December 31,
	2010		2009		Change
		%		%		%
	(millions of euros, except percentages)
Outgoing voice	4,033	52.4	4,583	53.3	(550)	(12.0)
Incoming voice	1,358	17.7	1,510	17.6	(152)	(10.1)
Value-added services (VAS)	2,045	26.6	2,022	23.5	23	1.1
Handset sales	256	3.3	482	5.6	(226)	(46.9)

Total Revenues from Mobile Telecommunications	7,692	100.0	8,597	100.0	(905)	(10.5)

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

The percentage of capital expenditures to revenues was 15.5% in 2010 (16.2% in 2009).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

Employees

Employees were 56,530 as of December 31, 2010, a reduction of 2,837 units compared to December 31, 2009.

❖	BRAZIL

The following table sets forth, for the periods indicated, certain financial and other data for the Brazil Business Unit.

	Year ended December 31,
	2010	2009	2010	2009	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	6,199	4,753	14,457	13,161	1,296	9.8
Operating profit	685	209	1,597	580	1,017	—
• % of Revenues	11.0	4.4	11.0	4.4
Capital expenditures	1,216	964	2,836	2,671	165	6.2
Employees at year-end (units)	10,114	9,783	10,114	9,783	331	3.4

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

Total mobile lines at December 31, 2010 were 51.0 million, an increase of 24.1% over December 31, 2009, corresponding to a 25.1% market share of mobile lines.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

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

•	other operating expenses, amounted to 1,371 million Brazilian reais in 2010, an increase of 6.0% (1,293 million Brazilian reais in 2009). Such expenses consist of the following:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	311	422	(111)	(26.3)
Accruals to provisions	41	70	(29)	(41.4)
TLC operating fees	961	735	226	30.7
Indirect duties and taxes	26	33	(7)	(21.2)
Sundry expenses	32	33	(1)	(3.0)

Total	1,371	1,293	78	6.0

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

The following table sets out certain selected financial data for the Argentina Business Unit in 2010, beginning with its consolidation with the Telecom Italia Group on October 13, 2010, the date of acquisition of control by the Telecom Italia Group. The amounts presented include the effects of the application of the purchase price method. Specifically, in compliance with the requirements of IFRS 3, all the assets and liabilities of the group acquired were measured for their recognition at fair value for purposes of the calculation of goodwill arising from the acquisition of control of Sofora group. Accordingly, the economic values include, beginning October 13, 2010, the impacts of such measurement and especially the higher amortization charges related thereto.

	Period from October 13, 2010 to December 31, 2010
	(millions of euros, except percentages and employees)	(millions of Argentine pesos, except percentages and employees)
Revenues	798	4,142
Operating profit	110	568
• % of Revenues	13.7	13.7
Capital expenditures	188	975
Employees at year-end (units)(*)	15,650	15,650

(*)	Includes employees with temporary work contracts: 18 at December 31, 2010.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

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

Capital expenditures

Capital expenditures were 2,558 million Argentine pesos in 2010, increasing 14.7% compared to 2009. Such amount includes 551 million Argentine pesos for the capitalization of customer acquisition costs for the subscription of binding 18 – 24 month contracts for mobile customers and 12 month contracts for broadband customers.

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

Employees

Employees were 15,650 at December 31, 2010, an increase of 317 units compared to December 31, 2009 (+2.1%).

❖	MEDIA

The following table sets forth, for the periods indicated, certain financial and other data for the Media Business Unit.

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	258	230	28	12.2
Operating profit (loss)	(92)	(80)	(12)	(15.0)
• % of Revenues	(35.7)	(34.8)
Capital expenditures	67	53	14	26.4
Employees at year-end (units)	777	757	20	2.6

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

In May 2009 Telecom Italia Media S.p.A. sold a 60% stake in Telecom Media News, which controlled the APCom press agency, one of the major providers of primary national news, to the company Sviluppo Programmi Editoriali S.p.A. (E.P.S. group). The principal operating data of the company Telecom Media News up to April 30, 2009 were as follows:

1.1 – 4.30.2009
(million of euros)
Revenues	3
Operating profit (loss)	(2)

The following table and discussions of the financial data for 2010 and 2009, which have been revised to exclude the results relating to the company Telecom Media News, are as follows:

	Year ended December 31,
	2010	2009	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	258	227	31	13.7
Operating profit (loss)	(92)	(68)	(24)	(35.3)
• % of Revenues	(35.7)	(30.0)
Capital expenditures	67	53	14	26.4
Employees at year-end (units)	777	757	20	2.6

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

Operating profit

Operating profit was a negative 92 million euros in 2010; an increase in loss of 24 million euros compared to a loss of 68 million euros in 2009. The change can be ascribed to the impairment loss on goodwill of 46 million euros recorded on the basis of the impairment test on the Media Business Unit, only partly offset by:

•	the improvement of 2 million euros for Telecom Italia Media S.p.A. due to higher revenues and reduction in costs on other operations;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

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

In Italy, higher sales were recorded in the indirect channel (dealers and distributors) particularly for professional office products, fiscal cash registers and new product lines (Netbooks and Notebooks) which more than offset for the decline in sales of products using ink-jet technology (faxes, multifunctional printers and accessories). The direct channel (sales to large customers) in 2010 grew compared to 2009 due to an order for about 8,000 specialized terminals for the largest gaming operator in Italy. Installations, begun in 2009, continued in 2010 on an important project in collaboration with Telecom Italia S.p.A. for the supply of specialized terminals for payments/services to authorized tobacconists in Italy.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2011

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

5.3    LIQUIDITY AND CAPITAL RESOURCES

The Telecom Italia Group’s policy is to manage financial risks (market risk, credit risk and liquidity risk) by defining, at a central level, guidelines for directing operations, identifying the most appropriate financial instruments to meet pre-determined objectives, monitoring the results achieved and excluding the use of financial instruments for speculative purposes.

Telecom Italia has a centralized Finance Department which operates in the interests of the entire Group:

•	allocating liquidity where necessary;

•	obtaining excess cash resources from the Group companies;

•	guaranteeing an adequate level of liquidity compatible with individual needs;

•	supporting its subsidiaries to gain access to the loan market; and

•	providing financial consulting services to its subsidiaries.

These activities reduce the Group companies’ need to seek bank lines and enable those companies to obtain better conditions from the banking system by constantly monitoring cash flows and ensuring a more efficient use of liquidity in excess of requirements.

Furthermore, the Telecom Italia Group has a centralized financial risk management policy for market, credit and liquidity risks. For additional details on funding and treasury policies and risk policies reference should be made to the “Note—Financial Activities” and “Note—Financial risk management” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The Telecom Italia Group’s goal is to achieve an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin (composed by cash and cash equivalents, marketable securities and undrawn committed credit lines) to cover refinancing requirements at least for the next 12-18 months.

5.3.1    LIQUIDITY

Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal use of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments, such as international acquisitions.

For additional details, reference should be made to the “Note—Financial Activities” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Cash flows from (used in) operating activities	8,512	6,873	5,475
Cash flows from (used in) investing activities	(6,301)	(3,319)	(4,569)
Cash flows from (used in) financing activities	(713)	(3,904)	(881)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale(*)	—	—	61

Aggregate cash flows (A)	1,498	(350)	86
Net cash and cash equivalents (**) at beginning of the year (B)	5,282	5,484	5,226
Net foreign exchange differences on net cash and cash equivalents (C)	(110)	148	172

Net cash and cash equivalents (**) at end of the year (D=A+B+C)	6,670	5,282	5,484

(*)	For further details please see the Note “Discontinued operations/non-current assets held for sale” of the Consolidated Financial Statements included elsewhere in this Annual Report.

(**)

For further details please see the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009 of the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows from operating activities. Cash flows from operating activities were 8,512 million euros in 2011, 6,873 million euros in 2010 and 5,475 million euros in 2009.

2011 compared to 2010

The increase of 1,639 million euros in 2011 compared to 2010 was primarily attributable to:

•

a positive effect of impairment losses (reversals) on non-current assets (including investments) of 7,481 million euros (a net source of 7,365 million euros in 2011 compared to a net use of 116 million euros in 2010), due to the results of the impairment test for goodwill relating to the Domestic Business;

•	a positive effect of net change in deferred tax assets and liabilities equal to 938 million euros (a net source of 189 million euros in 2011 compared to a net use of 749 million euros in 2010);

•

a positive effect due to a decrease in net gains realized on disposals of non-current assets (including investments) of 23 million euros (a net use of 18 million euros in 2011 compared to a net use of 41 million euros in 2010);

•

a positive effect of share of losses of associates and joint ventures accounted for using the equity method of 138 million euros (from a net use of 99 million euros in 2010 to a net source of 39 million euros in 2011);

•	a positive effect of change in trade payables of 114 million euros (a net use of 164 million euros in 2011 compared to a net use of 278 million euros in 2010);

•	a positive effect of net change in current income tax receivables/payables of 260 million euros (a net source of 90 million euros in 2011 compared to a net use of 170 million euros in 2010); and

•

a positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of 1,047 million euros (a net source of 67 million euros in 2011 compared to a net use of 980 million euros in 2010).

Such increases in cash flows were partially offset by:

•	a decrease in profit (loss) from continuing operations of 7,849 million euros (from a profit of 3,582 million euros in 2010 compared to a loss of 4,267 million euros in 2010);

•	a decrease in depreciation and amortization of 48 million euros (5,542 million euros in 2010 compared to 5,494 million euros in 2011);

•	a negative effect of change in employee benefits of 323 million euros (a net use of 250 million euros in 2011 compared to a net source of 73 million euros in 2010); and

•	a negative effect of change in inventories of 132 million euros (a net use of 36 million euros in 2011 compared to a net source of 96 million euros in 2010).

2010 compared to 2009

The increase of 1,398 million euros in 2010 compared to 2009 was primarily attributable to:

•	an increase in profit from continuing operations of 1,364 million euros (3,582 million euros in 2010 compared to 2,218 million euros in 2009);

•	a positive effect of net change in current income tax receivables/payables of 1,000 million euros (a net use of 170 million euros in 2010 compared to a net use of 1,170 million euros in 2009);

•	a positive effect of change in trade payables of 717 million euros (a net use of 278 million euros in 2010 compared to a net use of 995 million euros in 2009);

•	a positive effect of change in employee benefits of 246 million euros (a net source of 73 million euros in 2010 compared to a net use of 173 million euros in 2009); and

•	a positive effect of change in inventories of 126 million euros (from a net use of 30 million euros in 2009 to a net source of 96 million euros in 2010).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Such increases in cash flows were partially offset by:

•

a negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of 751 million euros (from a net use of 229 million euros in 2009 to a net use of 980 million euros in 2010);

•	a negative effect of net change in deferred tax assets and liabilities equal to 701 million euros (from a net use of 48 million euros in 2009 to a net use of 749 million euros in 2010);

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

Cash flows used in investing activities. Cash flows used in investing activities were 6,301 million euros in 2011, 3,319 million euros in 2010 and, 4,569 million euros in 2009.

2011 compared to 2010

The increase in cash used in investing activities in 2011 compared to 2010 of 2,982 million euros was mainly due to:

•	an increase in capital expenditures (tangible and intangible assets on a cash basis) of 1,058 million euros (5,538 million euros in 2011 compared to 4,480 million euros in 2010);

•	an increase in acquisition of control of subsidiaries or other businesses of 664 million euros (a net use of 668 million euros in 2011 compared to a net use of 4 million euros in 2010);

•	a negative effect of change in financial receivables and other financial assets of 1,082 million euros (a net use of 580 million euros in 2011 compared to a net source of 502 million euros in 2010);

•	net cash and cash equivalents arising from the acquisition of the control of the Sofora group—Argentina that in 2011 was nil (in 2010 amounted to 392 million euros); and

•

a decrease of 129 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (a net source of 51 million euros in 2011 compared to a net source of 180 million euros in 2010).

Such effects were partially offset by:

•

an increase in proceeds from sale/repayments of intangible, tangible and other non-current assets of 379 million euros (a net source of 56 million euros in 2010 compared to a net source of 435 million euros in 2011).

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

•	a positive effect of 41 million euros in acquisitions/disposals of other investments (a net source of 35 million euros in 2010 compared to a net use of 6 million euros in 2009).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Such effects were partially offset by:

•	an increase in capital expenditures (tangible and intangible assets on a cash basis) of 556 million euros (4,480 million euros in 2010 compared to 3,924 million euros in 2009); and

•

a decrease in proceeds from sale/repayments of intangible, tangible and other non-current assets of 10 million euros (a net source of 56 million euros in 2010 compared to a net source of 66 million euros in 2009).

Cash flows used in financing activities. Cash flows used in financing activities were 713 million euros in 2011, 3,904 million euros in 2010 and 881 million euros in 2009.

Cash flows used in financing activities in 2011 of 713 million euros reflected mainly the following:

•

an increase in financial liabilities and other of 584 million euros, as a result of the issuance of new debt (4,523 million euros) and the change in current financial liabilities and other (1,351 million euros) partially offset by repayments of non-current financial liabilities (5,290 million euros); and

•	the payment of dividends of 1,326 million euros.

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

5.3.2 CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “5.2.3—Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2011 Net Financial Debt was 30,819 million euros compared to 32,087 million euros at December 31, 2010 (a decrease of 1,268 million euros).

The net financial position of Telecom Italia is independent of that of Telco and Telecom Italia has no obligation to repay the debt held by Telco since they are two distinct legal entities.

In our updated 2012-2014 Strategic Plan we confirmed our strategic priorities: reinforcement of cash flow generation and steady and persistent deleveraging to reduce the Group’s Net Financial Debt.

Please see “Introduction–Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which could cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information–3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial targets we have established.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Net Financial Debt is detailed in the following table:

	As of December 31,
	2011	2010	2009
	(millions of euros)
Non-current financial liabilities	35,860	34,348	36,797
Current financial liabilities	6,091	6,882	6,941
Finance liabilities relating to Discontinued operations/Non current assets held for sale	—	—	659

GROSS FINANCIAL DEBT (A)	41,951	41,230	44,397

NON-CURRENT FINANCIAL ASSETS (B)	(2,949)	(1,863)	(1,119)

Current financial asset:
—Securities other than investments	(1,007)	(1,316)	(1,843)
—Financial receivables and other current financial assets	(462)	(438)	(1,103)
—Cash and cash equivalents	(6,714)	(5,526)	(5,504)
—Financial assets relating to Discontinued operations/Non current assets held for sale	—	—	(81)

TOTAL CURRENT FINANCIAL ASSETS (C)	(8,183)	(7,280)	(8,531)

FINANCIAL ASSETS (D=B+C)	(11,132)	(9,143)	(9,650)

NET FINANCIAL DEBT (A+D)	30,819	32,087	34,747

The non-current portion of gross financial debt was 35,860 million euros at December 31, 2011 (34,348 million euros at December 31, 2010 and 36,797 million euros at December 31, 2009) and corresponds to 85.5% of total gross financial debt.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. It should be stressed that such instruments are not used for speculative purposes.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 65%-75% for the fixed-rate component and 25%-35% for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses Interest Rate Swaps (IRS) and Cross Currency Interest Rate Swaps (CCIRS) derivative financial instruments.

The volatility of the levels of interest rates and exchange rates, featuring prominently in the financial markets since the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

CHANGE IN NET FINANCIAL DEBT DURING 2011

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2011:

In particular:

•	Capital expenditures on an accrual basis were 6,095 million euros in 2011, an increase of 1,512 million euros (+33%) compared to 2010. The breakdown is as follows:

	Year ended December 31,
	2011		2010		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	4,200	68.9	3,106	67.8	1,094
Brazil	1,290	21.2	1,216	26.5	74
Argentina	556	9.1	188	4.1	368
Media, Olivetti and other activities	66	1.1	76	1.7	(10)
Adjustments	(17)	(0.3)	(3)	(0.1)	(14)

Total consolidated capital expenditures	6,095	100.0	4,583	100.0	1,512

% on revenues	20.3		16.6

The increase in capital expenditures is mainly due to: investments made by the Domestic Business Unit for the acquisition of user rights for the 800 MHz, 1800 MHz and 2600 MHz frequencies to be used for broadband mobile communication services, for a total amount of 1,223 million euros, the consolidation of the Argentina Business Unit for the full year (+368 million euros, including the negative exchange rate effect of 18 million euros) and higher capital expenditures by the Brazil Business Unit (+74 million euros, including a positive exchange rate effect of 3 million euros).

•	Share capital increases were 240 million euros in 2011, an increase of 173 million euros compared to 2010 and were solely attributable to the share capital increase of Tim Participações S.A.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	Financial investments were 925 million euros in 2011, an increase of 869 million euros compared to 2010, and were attributable to:

•	Acquisition of stakes in the Sofora—Telecom Argentina group

During 2011, the Telecom Italia Group increased the stakes held in Sofora Telecomunicaciones S.A. and in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones) for a total investment of 211 million euros. Following those acquisitions, Telecom Italia Group’s economic interest in Telecom Argentina moved from 16.2% as of December 31, 2010 to 22.7% as of December 31, 2011.

•	Acquisition of control of the 4GH group

On July 27, 2011, Telecom Italia, after having received the National Antitrust Authority’s (AGCM) approval, finalized the acquisition of a 71% stake in the company 4G Holding S.p.A., with a total impact on net financial debt of 27.4 million euros, for an outlay of about 8.6 million euros (including transaction costs) and the consolidation of the financial debt of the acquired companies.

•	Acquisition of control of the companies Tim Fiber SP and Tim Fiber RJ

On October 31, 2011, two companies belonging to the AES Atimus group, telecommunications infrastructure operators in the states of São Paolo and Rio de Janeiro, were acquired from Companhia Brasiliana de Energia, through the subsidiary Tim Celular S.A. The total impact on net financial debt was 686 million euros, attributable to the payment of 656 million euros (including transaction costs) and the consolidation of the financial debt of the acquired group.

•	Disposal of investments and other divestitures amounted to 486 million euros in 2011 and principally relates to:

•

411 million euros for the portion already received, net of related transaction costs, on the sale of EtecSA (Cuba). The transaction specifically provided that the Telecom Italia Group would receive a total of 706 million U.S. dollars, of which 500 million U.S. dollars was paid by the buyer on January 31, 2011; the remaining amount is to be paid by EtecSA in 36 monthly installments. The receivable is secured by specific guarantees;

•	53 million euros received, net of related transaction costs and the net financial debt of the subsidiary, on the sale of the entire stake held in Loquendo.

***

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

The sales of receivables to factoring companies during 2011 had a positive effect on net financial debt at December 31, 2011 of 1,334 million euros (1,209 million euros at December 31, 2010).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

CHANGE IN NET FINANCIAL DEBT DURING 2010

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2010:

In particular:

•	Capital expenditures on an accrual basis were 4,583 million euros in 2010, an increase of 40 million euros compared to 2009. The breakdown is as follows:

	Year ended December 31,
	2010		2009		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	3,106	67.8	3,515	77.4	(409)
Brazil	1,216	26.5	964	21.2	252
Media, Olivetti and other activities	76	1.7	64	1.4	12
Adjustments	(3)	(0.1)	—	—	(3)

Total consolidated capital expenditures (excluding Argentina)	4,395	95.9	4,543	100.0	(148)
% on revenues	16.4		16.9
Argentina	188	4.1	—	—	188

Total consolidated capital expenditures	4,583	100.0	4,543	100.0	40

% on revenues	16.6		16.9

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

With reference to the Telecom Italia Sparkle case, it should be noted that on July 19, 2010, after an in-depth internal investigation and in light of the opinions expressed by various professional advisors, the Company decided to pay the reduced sanctions (25% instead of 100% of the amount fined) and the full amount of VAT considered non-deductible and the related interest, for a total amount of 418 million euros. Following the above payment, the bank surety for approximately 123 million euros, which had been issued in favor of the Tax Authorities was terminated.

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

Gross Financial Debt

On a consolidated basis, at December 31, 2011, our gross financial debt amounted to 41,951 million euros (41,230 million euros at December 31, 2010) and included non-current financial liabilities (long-term debt) of 35,860 million euros (34,348 million euros at December 31, 2010) and current financial liabilities (short-term debt) of 6,091 million euros (6,882 million euros at December 31, 2010).

As of December 31, 2011, approximately 66.5% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais, Argentine Peso and Japanese Yen.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2011		As of December 31, 2010
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	12,386	9,572	14,196	10,624
GBP	2,532	3,032	2,531	2,940
BRL	2,624	1,081	2,682	1,205
JPY	20,809	208	20,834	192
ARS	740	133	973	183
PYG	140,043	24	186,914	31
EURO		27,901		26,055

Total gross financial debt		41,951		41,230

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

Long-term debt includes notes we have issued in order to reduce our dependence on short-term debt, extend the average life of our financial debt and expand our investor base. For this purpose, we have issued long-term debt in the capital markets under, among others:

•	the Telecom Italia Euro Medium Term Note (“EMTN”) Programme. The maximum amount permitted to be issued under the Programme, including multiple tranches and multiple currencies, is 20 billion euros;

•

the Form F-3 Registration Statement, filed with the Securities and Exchange Commission on December 29, 2008, and expired on December 29, 2011, which allowed for the issuance, by Telecom Italia S.p.A.’s wholly-owned subsidiary Telecom Italia Capital S.A. and under a guarantee by Telecom Italia S.p.A., of an indeterminate amount of debt securities at various terms, rates and maturities;

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

Until its exipiration, Telecom Italia had issued new long-term debt only from the first program of the above list. The following table highlights the utilization of the above mentioned program at the end of 2011.

		As of December 31, 2011
		EMTN Programme
		(millions of euros)
Total amount of the program (max outstanding notes)	(A)	20,000.00

Notes and bonds issued		19,302.80
Notes and bonds repaid		4,855.22

Net utilization of the program	(B)	14,447.58

Remaining available amount of the program	(A-B)	5,552.42

Notes and bonds

At December 31, 2011 we had notes and bonds outstanding of 28,373 million euros (29,578 million euros at December 31, 2010). Their nominal repayment amount was 26,975 million euros, a decrease of 1,354 million euros compared to December 31, 2010 (28,329 million euros).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Changes in bonds during 2011 were as follows:

	Currency	Amount (millions)
NEW ISSUES			Issue date
Telecom Italia S.p.A. 1,000 million euros 7% maturing 1/20/2017(1)	Euro	1,000	10/20/2011
Telecom Italia S.p.A. 750 million euros 4.75% maturing 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 1/25/2016	Euro	1,000	1/25/2011

REPAYMENTS			Repayment date
Telecom Italia Capital S.A. Floating Rate Notes 850 million dollars, 3M USD LIBOR + 0.61%	USD	850	7/18/2011
Telecom Italia Capital S.A. 750 million dollars 6.2%	USD	750	7/18/2011
Telecom Italia Finance S.A. 1,791 million euros 7.50%(2)	Euro	1,791	4/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million dollars, 3M USD LIBOR + 0.48%	USD	400	2/1/2011
Telecom Italia S.p.A. 750 million euros 4.5%	Euro	750	1/28/2011

BUYBACKS			Buyback period
Telecom Italia Finance S.A. 1,791 million euros 7.50% maturing April 2011(3)	Euro	93	January – March 2011
Telecom Italia Finance S.A. 801 million euros 7.25% maturing April 2012	Euro	199	January – September 2011
Telecom Italia Finance S.A. 759 million euros 6.875% maturing January 2013	Euro	91	November – December 2011
Telecom Italia S.p.A. 1,222.5 million euros 6.25% maturing February 2012	Euro	27.5	December 2011
Telecom Italia S.p.A. 645 million euros 6.75% maturing March 2013	Euro	5	December 2011

NOTES

(1)	On October 20, 2011 bonds were issued for 750 million euros; subsequently, on November 3, 2011 the issue was reopened and increased for another 250 million euros.

(2)	Net of buybacks by the company for 209 million euros during the years 2009-2011.

(3)	Bonds had already been bought back for 116 million euros in the years 2009 and 2010. Therefore the total amount bought back is 209 million euros

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: the nominal amount at December 31, 2011 is equal to 266 million euros and decreased by 39 million euros compared to December 31, 2010 (305 million euros).

Bond buybacks: as occurred in past years, in 2011, the Telecom Italia Group bought back bonds in order to:

•	provide investors with the further possibility of monetizing their positions;

•	partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without taking any additional risks.

For further details about the outstanding notes and bonds please see also “Note—Financial liabilities (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the syndicated committed credit lines available at December 31, 2011. These are represented by the 8 billion euros syndicated revolving credit facility which expires in August 2014, the 1.25 billion euros syndicated revolving credit facility which expires in February 2013 and the 200 million euros revolving credit line signed on December 20, 2010 and which expires on June 19, 2012 (renewable at the discretion of Telecom Italia, up to December 18, 2013):

	December 31, 2011		December 31, 2010
	Committed	Drawdown	Committed	Drawdown
	(billions of euros)
Revolving Credit Facility—maturity 2013	1.25	0.25	1.25	—
Revolving Credit Facility—maturity 2014	8.0	2.0	8.0	1.5
Revolving Credit Facility—maturity 2012 (extensible up to December 2013)	0.2	0.2	0.2	0.12

Total	9.45	2.45	9.45	1.62

On August 3, 2011, a bilateral stand-by credit line was granted for 100 million euros for a period of 5 years (expiring August 3, 2016) from Banca Regionale Europea and has been completely drawn down.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.26 years.

The Group’s debt average cost, considered as the cost for the period calculated on an annual basis and derived from the ratio of debt-related expenses to average exposure, is about 5.6%.

For further details about the maturities of financial liabilities in terms of the expected nominal repayment amount, as contractually agreed, please see “Item 5. Operating And Financial Review And Prospects—5.3 Liquidity And Capital Resources—Contractual Obligations and Commitments”.

Current financial assets and liquidity margin

Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, was 7,721 million euros at December 31, 2011 (6,842 million euros at December 31, 2010) and, together with its unused committed credit lines for the total amount of 7 billion euros, allows the Group to meet its repayment obligations over the next 24 months.

In particular:

•

Cash and cash equivalents were 6,714 million euros at December 31, 2011 (5,526 million euros at December 31, 2010). The different methods of investing available cash at December 31, 2011, which include Euro Commercial Paper for 220 million euros, can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months:

•

Counterpart risk: investments are made with leading banking, financial and industrial institutions with high-credit-quality and a rating of at least A-. Investments by the companies in South America have been made with leading local counterparts;

•	Country risk: investments are mainly made in the major European financial markets.

•

Securities other than investments amount to 1,007 million euros at December 31, 2011 (1,316 million euros at December 31, 2010). Such forms of investment represent alternatives to the investment of liquidity with the aim of increasing the return. These mainly consist of 864 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. (such securities, which represent investments in “sovereign debt securities”, have been purchased in accordance with the “Guideline policy for liquidity investments using financial instruments” adopted by the Telecom Italia Group in July 2009) and 142 million euros of bonds

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

issued by counterparts with different maturities, but all with an active market, that is, readily convertible into cash. For further details please see “Note—Financial Risk Management” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Treasury policies

The Group uses a variety of instruments to finance its operations and raise liquidity, in particular bond issues, alongside committed and uncommitted bank lines.

Off-Balance Sheet Arrangements

As of December 31, 2011, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Guarantees for 19 million euros, net of back-to-back guarantees received, by Telecom Italia on behalf of associates (6 million euros) and other third parties for medium/long-term financial transactions.

Guarantees were provided by third parties to Group companies, amounting to 4,310 million euros, to guarantee financing received (2,262 million euros) and performance under outstanding contracts (2,048 million euros).

Among the guarantees provided by third parties for Telecom Italia S.p.A.’s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the user rights for the 800, 1800 and 2600MHz frequencies. The guarantees amount, respectively, to 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics) and 456 million euros (for the request to pay back the total amount owed over a period of 5 years).

For further details please see “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Contractual Obligations and Commitments

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future based on nominal amounts.

As of December 31, 2011, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2012	2013	2014	2015	2016	After 2016	Total
	(millions of euros)
Bonds	3,131	3,449	2,912	1,801	2,250	13,432	26,975
Amounts due to banks, other financial payables and liabilities	789	1,606	3,008	1,029	548	1,696	8,676
Finance lease liabilities	230	115	176	151	135	727	1,534

Total	4,150	5,170	6,096	2,981	2,933	15,855	37,185
Current financial liabilities	870	—	—	—	—	—	870

Total	5,020	5,170	6,096	2,981	2,933	15,855	38,055

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.3.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units at December 31, 2011.

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Purchase of tangible assets:
Domestic	1,822	1,848	1,950
Brazil	769	758	543
Argentina	404	156	—
Media, Olivetti	34	37	29
Other Operations and eliminations	—	3	4

Total purchase of tangible assets(1)	3,029	2,802	2,526
Purchase of intangible assets(2)	3,066	1,781	2,017

Total capital expenditures(3)	6,095	4,583	4,543

(1)	Purchase of tangible assets is mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(2)	Purchase of intangible assets includes expenditures for software for telecommunications systems and licenses.

(3)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2011, 2010 and 2009, cash flows from operating activities exceeded capital expenditures on an accrual basis. For further details please see “—5.3.2 Capital Resources”, “—5.2.7 Results Of Operations Of Business Units For The Year Ended December 31, 2011 Compared With The Year Ended December 31, 2010”, “5.2.9 Results Of Operations Of Business Units For The Year Ended December 31, 2010 Compared With The Year Ended December 31, 2009”.

The capital expenditures planned for the 2012-2014 period at Telecom Italia Group level, will be higher than 15 billion euros (excluding the acquisition of spectrum in LATAM).

In particular:

•	Domestic Business Unit: capital expenditures spending will be almost stable in 2012 compared to 2011 through a process of balanced allocation between investments in maintenance and innovation;

•

Brazil Business Unit (Tim Brasil): capital expenditures spending flat at 3 billion Brazilian reais per year (approximately 9 billion Brazilian reais in the 2012-2014 period), excluding spectrum acquisition expenditures;

•	Argentina Business Unit: approximately 4 billion Argentine pesos in 2012 (18% capital expenditures on revenues), excluding spectrum acquisition expenditures.

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

5.4    RESEARCH, DEVELOPMENT AND INNOVATION

Within Telecom Italia, research and development activities are carried out by the Information Technology, Telecom Italia Lab (“TILab”) and Innovation & Industry Relations departments, which oversee the development of new technologies and the engineering aspects of Telecom Italia’s service offers through strategic partnerships with the main producers of telecommunications equipment and systems and with research centres of excellence at the most highly qualified national and international academic institutions. Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at developing the company’s assets in patents rights. 14 new applications for patents were filed during 2011.

The themes on which projects are developed are identified on the basis of the three-year technological plan, the reference document for the Group, which provides guidelines for the evolution of the network, platform and services.

The plan is published annually, following a wide-ranging process involving all the areas of the company involved, and identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the company’s strategies and highlights the emerging and cross-cutting technologies in other sectors that may be of interest to the Group.

Projects and initiatives

The themes identified can be arranged in 3 macro-strands:

•	Network and service platform innovation

•	Services to reduce environmental impact

•	Services for the Community

Network and service platform innovation

•

Careful electromagnetic compatibility analyses were carried out on the new generation wireless LTE (Long Term Evolution) networks currently being designed. The analyses focused in particular on the interference problems associated with the proximity of the spectrum in the 800 MHz band between LTE channels and digital TV channels (DVB-T) and the problems connected with the proximity between aerials for receiving the TV signal and the existing mobile telephony system transmitters (GSM, UMTS) for the purpose of complying with the legal emission limits for electromagnetic fields.

•

In the context of activities aimed at developing new mobile access technologies, testing on “active aerials” is taking place for the purpose of improving the spectral efficiency and control and optimisation of the aerial radiation pattern. This activity is required in order to improve the energy efficiency of Radio Base Stations (RBS) by connecting these aerials using optical fibres, thus eliminating the losses due to coaxial cables.

•

Research activities continued on mobile radio access as part of the European ARTIST4G project, working with a number of leading operators, manufacturing companies, universities, research centres and European SMEs, with the aim of improving the quality of the service for users connected to the same mobile network cell, without affecting performance for other users. The work is proceeding as planned and the project is expected to be completed by the first half of 2012.

•

The new generation of high capacity hybrid radio links were added to the network. These allow both circuit and packet traffic to be carried and will be used, among other things, to connect the remote sites of the new LTE network.

•

The first version of the M2M platform for Machine_to_Machine communications between networked devices came into operation, allowing Telecom Italia’s top customers (big companies and organisations) to manage their stock of terminals and SIM cards, even using automatic (“not-human”) applications between networked devices.

•	Test campaigns were completed in the laboratory for solutions to be used on high speed trains. The Cubovision project was developed for Trenitalia (Cubo3n) for the purpose of delivering and updating

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

multimedia content on the Frecciarossa fleet of trains (currently under development for the Frecciargento and Frecciabianca fleet as well). The services and offer (browsing of the catalogue, purchase and use of content) are delivered via a Wi-Fi multi-device (PC, MAC, iPhone, iPad) web portal hosted entirely on the servers installed on board, thus optimising interaction with the Telecom Italia service centre platforms created with mobile radio access.

•

For the mobile Cubovision project, two applications have been developed to offer content, one for the Android platform and one for the IOS (iPhone, iPad) platform. These applications include video content management in adaptive formats that guarantee the best possible user experience in all band conditions (Wi-Fi, HSDPA mobile radio, UMTS mobile radio, etc.) and protection of pay-per-view content.

•

As part of the “POF-PLUS” (Plastic Optical Fibre for Pervasive Low-cost Ultra-high capacity Systems) project, a plastic fibre optic system was developed for Ethernet data transmission at 1 Gbit/s over a distance of 50 metres using an international state-of-the-art LED light source that was even exhibited at the OFC 2011 conference. At the same time as its experimental activity, Telecom Italia contributed to drawing up an ETSI (European Telecommunications Standards Institute) specification which is the first international standard in this field.

Services to reduce environmental impact

•

Next Generation Data Center: is a project aimed at developing hardware infrastructure according to virtualisation and cloud computing principles, based on replacing the physical servers in Telecom Italia data centres by making shared use of infrastructure between the various applications. The project, which aims to develop commercial offers for the ICT market (e.g. ospit@ virtuale), allows logistical and energy optimisations to be achieved.

•

Next Generation Workplace: is a personal computing evolution that allows centrally managed content and applications to be accessed remotely and in multichannel mode, replacing traditional workstations, based on a desktop, with highly “simplified” PCs that only contain the basic network information needed to communicate with the centralised infrastructure. In addition to contributing in a decisive way to reducing energy consumption, the project is aimed at improving the operational flexibility of employees, establishing the foundation for future development of work models (e.g. teleworking).

•

ITS & Infomobility Platform: aims to enable new mobility services for Public Administration and private users by gradually introducing the idea of a vehicle constantly connected with the outside world (e.g. service centre, roadside infrastructure, occupants, other vehicles, etc.). The objective is to improve the efficiency and eco-sustainability of transport for the benefit of the community. The strategy and solutions are developed in close synergy with the industry standardisation activities in which Telecom Italia is closely involved.

•	Smart metering: solutions that allow energy consumption to be monitored and optimised, such as Energy@Home.

•

Smart Town: the solution provides a package of services for municipalities by using the public lighting network and is offered as part of the Digital Town (Smart Cities) initiatives involving Italy’s main cities.

•

EARTH (Energy Aware Radio and NeTwork TecHnologies): studies network architectures and the individual radio components of existing and future generation mobile systems in order to improve their energy efficiency by at least 50% compared to current standards, with resulting benefits in terms of savings and a reduction in harmful emissions.

•

ECONET (low Energy COnsumption NETworks): is intended to develop new technologies and integrated control mechanisms in order to enable energy saving in fixed network equipment by dynamically adapting network capacity and resources according to the actual traffic loads and requirements of users, guaranteeing quality of service at the same time. The aim is to allow the energy requirement of equipment to be reduced by 50% in the short to medium term (and 80% in the long term).

•

Telepresence: development of a prototype for the telepresence service for business customers, the features of which guarantee a high standard of video quality (resolution up to full HD), visibility of the whole person, smoothness in the reproduction of movements and polyphonic audio with echo and background noise suppression. The prototype is distinguished by the use of low cost technologies such as HD consumer webcam, low cost 50” plasma TV, medium range PC and new sound cards.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•

On the Access Gateways (AG) front, work continued on creating the new range of “Telecom Italia Green” products, which was inaugurated in April 2011 with the new Wi-Fi for the supply of broadband services. A further two broadband modems were added and the environmental declaration was finalised for the new version of the “Sirio Punto” telephone, which is expected to be launched by the first half of 2012. Also completed was the environmental declaration for the Cubovision 2 multimedia box (which is also expected to be launched by the first half of 2012), optimising various environmental aspects in close cooperation with the supplier (energy consumption, choice of materials, disassembly procedures, packaging).

•	Starting from December 2008, Huawei and Telecom Italia have set up a Network Innovation Center (NIC) for synergistic collaborations on various issues, with particular regard to energy efficiency.

Services for the Community

•	Solutions for reducing the geographical divide: these are intended to facilitate access to broadband in areas with digital divide problems and new urban areas.

•

Laboratorio Accreditato di Prova (LAP): operates within TILab and carries out testing activities on ICT services and systems for the company’s internal departments and for external companies and organisations. The LAP is accredited as a provider of various services to the Ministry of Economic Development, SIT (Italian calibration service) and Accredia (the new national accreditation body) based on European Regulation EC 765/2008. During 2011, a new technical operating sector was set up, consisting of the laboratory for mobile telephony added value services (VAS) and three new accredited services for performing tests.

•

Smart Inclusion: this project allows young long term hospital patients to stay in contact with their school and family home via a touch screen terminal fitted with a camera, while also allowing doctors to optimise the management of care procedures. The technical solution has been created by Telecom Italia by using innovative technologies such as plastic fibre optics and power lines, as well as specific software developments mainly based on open source platforms.

•

E-learning and evolved teaching: a series of initiatives have been launched in the field of schooling with the aim of fulfilling the demand for evolved systems based on collaboration, communication and the use of innovative devices such as IMBs—Interactive Multimedia Boards.

•

Nuvola Italiana Home Doctor: remote healthcare based on monitoring the physiological parameters of the patient directly from home or in appropriately equipped premises. The measurements are carried out by combining technologies developed by Telecom Italia with the standard medical electronic apparatus on sale.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2012-2014 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning a proprietary TLC network infrastructure);

•	the continuing effects of the global economic crisis in the principal markets in which we operate, including recent changes to allowable charges for data and voice roaming;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as procurement, IT, technology, research and development;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international businesses and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

On April 12, 2011 the Shareholders’ Meeting of the Company elected the present Board of Directors of Telecom Italia.

The Shareholders’ Meeting established the number of Directors at 15 and their term of office for three years, until the Shareholders’ Meeting which will approve the financial statements of the Company for the year ended December 31, 2013; set the overall annual remuneration for the Board of Directors at 2,200,000 euros (to be divided among the members thereof in accordance with the resolutions to be adopted by the Board itself); authorized the Directors to continue with the activities specified in their respective curricula vitae, and released them from restrictions on competition, as permitted under Article 2390 of the Italian Civil Code.

On April 13, 2011, the Board of Directors elected Franco Bernabè as Executive Chairman of the Board and Chief Executive Officer of Telecom Italia S.p.A., Aldo Minucci as Deputy Chairman and Marco Patuano as Domestic Managing Director and Chief Operating Officer of the Company.

Following the resignation tendered on June 6, 2011 by Ferdinando Beccalli Falco and the termination on November 16, 2011 of Francesco Profumo (who was appointed Italian Minister of Education on that day), and given that independent directors had been replaced at its meetings on August 4, and December 1, 2011 respectively the Board of Directors approved the proposals by the Nomination and Remuneration Committee (which, among other things, had informally consulted Assogestioni for the purpose), and co-opted Lucia Calvosa and Massimo Egidi as Company Directors until the next Shareholders’ Meeting (i.e. the Shareholders Meeting to be held on May 15, 2012).

Consequently, at May 4, 2012 the Board of Directors of Telecom Italia was composed as follows:

Name	Age	Position	Appointed
Franco Bernabè	63	Executive Chairman and Chief Executive Officer/Director	2011
Aldo Minucci	65	Deputy Chairman/Director	2011
Marco Patuano	47	Domestic Managing Director and Chief Operating Officer/Director
César Alierta Izuel	66	Director	2011
Tarak Ben Ammar	62	Director	2011
Lucia Calvosa(1)	50	Director	2011
Elio Cosimo Catania(1)	65	Director	2011
Massimo Egidi(1)	69	Director	2011
Jean Paul Fitoussi(1)	69	Director	2011
Gabriele Galateri di Genola	65	Director	2011
Julio Linares López	66	Director	2011
Gaetano Micciché	61	Director	2011
Renato Pagliaro	55	Director	2011
Mauro Sentinelli(1)	65	Director	2011
Luigi Zingales(1)	49	Director	2011

(1)	Independent Directors. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

As of May 4, 2012 the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Antonino Cusimano.

In 2011:

•	the Board of Directors met thirteen times, with meetings generally scheduled pursuant to a calendar set forth in advance;

•

the Executive Committee (as of December 31, 2011 composed of Franco Bernabè—Chairman, Marco Patuano, Elio Cosimo Catania, Julio Linares López, Aldo Minucci, Renato Pagliaro and Mauro Sentinelli) met five times;

Item 6. Directors, Senior Management and Employees	Directors

•

the Internal Control and Corporate Governance Committee (as of December 31, 2011 composed of Elio Cosimo Catania—Chairman, Lucia Calvosa, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales) held fourteen meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•

the Nomination and Remuneration Committee (as of December 31, 2011 composed of Elio Cosimo Catania—Chairman, Jean Paul Fitoussi and Gabriele Galateri) met eleven times. On January 19, 2012 the Board of Directors appointed Mr. Massimo Egidi as an additional member of the Nomination and Remuneration Committee.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

* * *

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors in charge as of May 4, 2012.

Franco Bernabè:    Franco Bernabè was born in Vipiteno/Sterzing (Bozen) in 1948. He was appointed Executive Chairman of Telecom Italia by the Board of Directors on April 13, 2011; previously he had served as the Managing Director and Chief Executive Officer as from December 2007. After earning his degree with honors in Economics and Political Science at the University of Turin in 1973, Mr. Bernabè worked for two years as a post-graduate fellow at the Einaudi Foundation. He began his professional career in 1976 as a Senior Economist at the OECD Department of Economics and Statistics in Paris. In 1978 he joined the Planning Department of FIAT as Chief Economist. In 1983 he joined Eni as an Assistant to the Chairman and became subsequently the Head of Corporate Planning, Financial Control and Corporate Development. From 1992 to 1998 Mr. Bernabè was CEO of Eni. During this two terms, he achieved the turnaround of the company and its successful privatization bringing Eni to be one of the largest oil companies by market capitalization worldwide. In November 1998 he became CEO of Telecom Italia, a position he retained until 1999, when he left following the takeover of Telecom Italia by Olivetti. At the end of 1999 he founded FB Group, an investment company active in the areas of financial advisory, ICT and renewable energy. In 2004, following the merger of the financial advisory activities of FB Group with the Rothschild Group, he was appointed as Vice Chairman of Rothschild Europe.

Aldo Minucci:    Aldo Minucci was born in Reggio Calabria in 1946. He was appointed Deputy Chairman of the Board of Directors on April 13, 2011. Mr. Minucci has been a Director of Telecom Italia since April 16, 2007. After graduating in Law, in 1972 he was employed by Assicurazioni Generali S.p.A., working in the Tax Consulting Service, for which he became Manager in 1983. In 1993 he was appointed Central Executive Officer with responsibility for the Administration and Tax Coordination Service, and supervision of the Tax Consultancy Service. In 1995 he took on the role of Deputy General Manager for Technical-Commercial Coordination for the Insurance Companies in Italy, and he is Supervisor of the Group’s Internal Audit Service. Mr. Minucci is Director of Banca Generali S.p.A, AC.E.GA.S. S.p.A., INA Assitalia S.p.A., FATA Vita S.p.A. and FATA Assicurazioni Danni S.p.A. He is also Chairman of GENERTEL S.p.A. and ANIA (National Association of Insurance Companies).

Marco Patuano:    Mr. Patuano was born in Alessandria in 1964. Mr. Patuano was appointed Domestic Managing Director and Chief Operating Officer by the Board of Directors on April 13, 2011. Previously he had been Head of Domestic Market Operations since November 2009. He began his career at SIP Central Management in May 1990. From 1990 to 2002, he worked in various departments at Administration, Finance and Control. He was promoted through the ranks at Financial Management between 1998 and 2002. In April 2003, he became CFO at Tim Brasil and Telecom Italia America Latina S.A., a Group subsidiary based in Brazil. Between 2004 and 2006, he served as General Manager at Telecom Italia Latam. In 2006, he moved to Telecom Argentina as Head of Fixed-Line Telephony. He served as General Manager, Operations for Telecom Argentina between May 2007 and July 2008. From August 2008 to November 2009 he was Telecom Italia’s Chief Financial Officer. Mr. Patuano is also member of the Board of Olivetti S.p.A., Matrix S.p.A. and Telecom Italia Foundation.

César Alierta Izuel:    César Alierta Izuel was born in 1945. Mr. Alierta took a degree in law from the University of Zaragoza and earned an MBA at Columbia University (New York). Mr. Alierta has been a Director of Telecom Italia since November 8, 2007. He has been Chairman and Executive Chairman of the Board of Directors of

Item 6. Directors, Senior Management and Employees	Directors

Telefónica, S.A. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Asociación Espanola de Analistas Financieros). Between 1996 and 2000, he was director and chairman of Tabacalera. S.A. At that time Tabacalera, S.A. changed its name into Altadis. S.A. (following its merger with the French Group, Seita-Société Nationale D’Exploitation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compania de Seguros y Reaseguros, S.A. and of Iberia S.A. In January 1997 Mr. Alierta was appointed as Director of Telefónica and on July 26, 2000 he was appointed as Executive Chairman. Mr. Alierta has been a Director of China Unicom (Hong Kong) Ltd since October 15, 2008 and of International Consolidated Airline Group (IAG) since September 2010. He is currently a member of the Columbia Business School Board of Overseers, and Chairman of Social Board of the UNED (National Long Distance University).

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

Lucia Calvosa:    Ms. Calvosa was born in 1961 in Rome. She was appointed as a member of Telecom Italia Board of Directors on August 4, 2011. She is a professor of commercial law in the Faculty of Economics of Pisa University. After graduating in 1983 in Pisa, she worked at Pisa University throughout her academic career. After obtaining a permanent position as a researcher, she qualified as an associate professor in 1998, and as a full professor in 2000. In the Faculty of Economics at Pisa, in addition to teaching Commercial Law and Bankruptcy Law in the Faculty of Economics, she also taught Private Law and Banking Law for some years. She was appointed to chair the degree course in Economics and Commerce and served two terms of office, chairs the Scientific Teaching Committee of her regional professional association of chartered accountants (Associazione Ordine Dottori Commercialisti dell’Alto Tirreno) and is a member of the Board of academic tutors for postgraduate research in Italian and international commercial law at Cattolica University in Milan. Since 2005 she has been a member of the Board of Directors of the Fondazione Teatro di Pisa, and of the Board of Directors of the Fondazione Arpa. Since 2009 she has been a member of the Board of Directors of the Pisa Chamber of Commerce. In 2008 she was appointed a member of the Fondazione Cassa di Risparmio di San Minato and of the Fondazione Cassa di Risparmio di Pisa. From June 2008 to April 2011 she was Chairman of the Cassa di Risparmio di San Miniato S.p.A.

Elio Cosimo Catania:    Elio Cosimo Catania was born in Catania in 1946. Mr. Catania has been a Director of Telecom Italia since April 14, 2008. He graduated in Electrical Engineering at Rome University and earned a Master in Management Science at Sloan Management School, MIT, Boston. Elio Cosimo Catania performed a large proportion of his managerial work at IBM, which he joined in 1970. He operated in four continents and held the following posts, among others: President of IBM Latin America, based in New York; Vice President of Marketing for IBM Europe, based in Paris; President and Chief Executive of IBM Italia; President of IBM South Europe. From 2004 to 2006 he has been Chairman and Chief Executive Officer of Ferrovie dello Stato. Mr. Catania was Chairman and Managing Director of ATM Group (Milan Transport Company) from May 2004 to 2011. He is Member of the Board of Management of Banca Intesa SanPaolo, Vice Chairman of Assonime (Association of Italian Joint Stock Companies), Vice President of the Council for Relations between Italy and the United States (CRISU), Member of the Committee of Confindustria and was awarded the Cavaliere del Lavoro honor in 2001.

Massimo Egidi:    He was born in Turin in 1942. He was appointed as a member of Telecom Italia Board of Directors as of December 1, 2011. He is a professor of Economics at the LUISS Guido Carli University in Rome of which he has been the Dean since 2005. His university career took place in Turin, at the Polytechnic and then at the University’s Faculty of Political Sciences (1965-86), then in Trento (from 1987 to 2004) and finally in Rome

Item 6. Directors, Senior Management and Employees	Directors

(2005 to date). He was the Dean of the University of Trento, from 1996 to 2004. He is currently Chairman of the Bruno Kessler Foundation of Trento. He is also a member of the Università Italo Francese and is a founding member of the Università Italo Tedesca, of which he is currently the Chairman pro tempore. He is co-chairman of the Herbert Simon Society and director of the Laboratory of Experimental and Computational Economics (CEEL, Trento). He is also a member of many scientific and academic committees, including the Scientific Committee of ESNIE—European School on New Institutional Economics, the Université de Paris X, of the Doctorate in Economics at Sciences Po (Paris). He was responsible for the National Research Programme in the sector of Economics and Social Sciences 2009-13. He is also a member of the Scientific Committee of Confindustria.

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

Gabriele Galateri di Genola:    Gabriele Galateri di Genola was born in Rome in 1947. He was Chairman of Telecom Italia from December 2007 to April 2011. Since April 8, 2011 he has been Chairman of Assicurazioni Generali S.p.A. After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analyses Office before being appointed to manage the International Loans Office. From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy. In 1977, he joined FIAT S.p.A., where he moved from Head of North, Central and South American Operations at the International Finance Office, to Head of International Finance and, ultimately, to Director of Finance. Mr. Galateri di Genola became CEO of Ifil S.p.A. in 1986. In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002. In June 2002, he was appointed CEO of FIAT S.p.A.. He is a non-executive Board member of TIM Participaçoes S.A., Banca Cassa di Risparmio di Savigliano S.p.A., Banca Carige, Italmobiliare S.p.A.. He is a member of the Giunta and of the Consiglio Direttivo of Confindustria; Mr. Galateri has been awarded the Cavaliere del Lavoro honor. He is also Confindustria’s Chairman Representative for telecommunications and broadband development. He is member of the General Council and of the Executive Board of Assolombarda.

Julio Linares López:    Julio Linares López was born in Medina de Pomar (Spain) in 1945. He has been a Director of Telecom Italia since November 8, 2007 and member of the Executive Committee since April 15, 2008.

Item 6. Directors, Senior Management and Employees	Directors

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

Gaetano Miccichè:    Gaetano Miccichè was born in Palermo in 1950. Mr. Miccichè has been a Director of Telecom Italia since July 24, 2007. He graduated in Law and then obtained a Master in Business Administration with merit at the SDA Bocconi. He began his professional experience in 1971 as Manager for Corporate Clients at Cassa Centrale Risparmio Province Siciliane. In 1989 he was appointed Central Financial Director at Rodriguez S.p.A., world leading company in the high-speed navigation sector. From 1992 to 1995 he was Managing Director and later Liquidating Administrator at Gerolimich—Unione Manifatture, Holding Company with stakes in various industrial sectors. In 1996 he became General Manager of Santavaleria S.p.A., industrial Holding Company in chemical and glass sectors. From 1997 to 2002 he was Chief Executive Officer and General Manager of Olcese S.p.A. Since 2002 he has been in Intesa Sanpaolo S.p.A. as Head of Corporate & Investment Banking Division. Since 2007 Mr. Miccichè has been Chief Executive Officer of Banca IMI. He is also Member of the Board of Directors of Alitalia – Compagnia Aerea Italiana S.p.A., Prada S.p.A., Edison S.p.A., Borsa Italiana S.p.A., Banca Infrastrutture Innovazione e Sviluppo S.p.A., Banca Caboto S.p.A., 21 Investimenti S.p.A., Nuovo Trasporto Viaggiatori S.p.A. and member of Supervisory Board of Fondazione Ricerca e Imprenditorialità.

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

Mauro Sentinelli:    Mauro Sentinelli was born in Rome in 1947. Mr. Sentinelli was appointed a Director of Telecom Italia on April 29, 2010. An electronic engineer with a masters degree in telecommunications, Mr. Sentinelli joined SIP (presently Telecom Italia) in 1974, where he specialized in the mobile business. In 1991 he became Director of Marketing and Planning in the Mobile Division of the company and in 1994 he was appointed Deputy Managing Director of Telecom Italia’s Mobile Division (to become a separate company in 1995 as a result of the Tim de-merger). In May 1997 he left TIM for an experience in the U.S. and in July 1999 he returned to TIM as Group Managing Director. In April 2002 he became a director of TIM, finally leaving the company in January 2005. He was Deputy Chairman of the GSM Association from 2003 to 2008, board member of Onda Comunication (Italy) and Barthi Airtel (India) up to 2010. Presently Mr. Sentinelli is a Member of the Board of GSMA Ltd, the industrial branch of the GSM Association. He is also Chairman of Enertel Servizi S.p.A.

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

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of May 14, 2012, the executive officers of Telecom Italia and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Franco Bernabè	63	Executive Chairman and Chief Executive Officer(1)	2011
Marco Patuano	47	Domestic Managing Director and Chief Operating Officer (1)	2011

Managers(2):
Simone Battiferri	44	Head of Top Clients and Public Sector	2012
Franco Bertone	58	Dirección General Ejecutiva (CEO) Telecom Argentina	2009
Franco Brescia	50	Head of Public & Regulatory Affairs	2011
Stefano Ciurli	49	Head of Purchasing	2009
Antonino Cusimano	47	Head of Legal Affairs	2008
Andrea Mangoni	48	Chief Financial Officer and Head of Administration Finance and Control and International Development	2009
Antonio Migliardi	53	Head of Human Resources and Organization	2008
Giuseppe Roberto Opilio	53	Head of Technology	2011
Luca Rossetto	49	Head of Consumer	2011
Alessandro Talotta	45	Head of National Wholesale Services	2011

(1)	Appointed by the Board of Directors on April 13, 2011.

(2)

On May 4, 2012, Mr. Luca Luciani, the CEO of Tim Participações and executive officer of Telecom Italia, resigned from Tim Brasil and Tim Participações, giving up all his mandates in the Group’s companies. Please see “Item 4. Information on the Telecom Italia Group—4.1. Business—4.1.5 Recent Developments During 2012”.

The following are the selected biographical data of the executive officers, other than Directors (for the biographical data of Mr. Franco Bernabè and Mr. Marco Patuano, please see above under “—6.1 Directors”):

Simone Battiferri:    Mr. Battiferri was born in Rome in 1967. Since December 30, 2011 he has been Head of Top Clients and Public Sector at Telecom Italia. He started with the Telecom Italia Group in 2001 as Head of Marketing in Datacom – eBusiness Solutions Business Unit. At the end of 2001, in the context of the new organisational model involving the merger of the previous Business Units into Telecom Italia Wireline, he became Head of Web Services Marketing, and remained there until April 2004, when he became Head of the Business Opportunity Evaluations Area in the International Business sector.

This marked the start of his involvement in the international activities, which last until the beginning of 2010. In April 2006 he became Head of Marketing in Telecom Argentina, occupying this position until April 2007, when he was appointed COO of the Wireline Unit in the same company. In July 2009, after the merging of the Top Clients Unit into the Wireline one, he became COO of the new Wireline & Top Clients Unit.

In February 2010 he came back to Italy to be appointed Head of Top Clients at Telecom Italia.

Before entering the Telecom Italia Group he spent several years in Etnoteam, where he occupied increasingly important positions and left the company as VP for the Telecommunications & Media Market and Director of Etnoteam Labs.

Among his various professional experiences before Etnoteam, in Italy and abroad (mainly in the United States, as well as Germany and the Czech Republic), he conducted research & development activities with the “La Sapienza” University of Rome in the Rome Electrical Machine and Power Electronics Group (REMPEG). Mr. Battiferri is also member of the Board of Directors of Telecom Italia Sparkle S.p.A.

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

Item 6. Directors, Senior Management and Employees	Executive Officers

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

Franco Brescia:    Mr. Brescia was born in San Costantino Albanese (Potenza) in 1961. Since April 15, 2011 he has been Head of Public and Regulatory Affairs at Telecom Italia.

After graduating cum laude in Business and Economics at La Sapienza University of Rome, he began his professional career in 1985 as a researcher at Censis.

From 1987 to 1989 he was National Press, Research and Parliament Relations Manager at the Italian Confederation of Cooperatives.

In December 1989 he joined Stet-Telecom Italia Group, where he was given progressively increasing responsibilities in the fields of Management Control, Marketing, International, Press and Institutional Relations until he became Staff Head of Presidents and Deputy Managers.

In 2003 he joined Poste Italiane as Head of Local Institutional Affairs.

In October 2006 he joined Telecom Italia, where he took different positions: first he was Assistant to the Chairman; in December 2006 he was appointed Head of Public Affairs; in May 2007 he became Head of Business Management & Intellectual Property Rights; from February 2008 he was an Executive Assistant to the Deputy Manager; in February 2010 he was appointed Head of Institutional Relations.

Franco Brescia also obtained a Master’s degree in Communication at La Sapienza University of Rome and a Master’s degree in Lobbying e Public Affairs at Lumsa University of Rome. Moreover, he is a Contract Professor.

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

Andrea Mangoni:    Mr. Mangoni was born in Terni, in 1963. He graduated from the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures. He was head of Administration, Finance and Control at Telecom Italia since November 2009. Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle and as Director of International Business at Telecom Italia S.p.A. After a previous experience in InterAmerican Development Bank (IDB), from 1996 to March 2009 he worked at Acea, where he was appointed Chief Executive Officer in November 2003; from March 2003 to November 2003 he was General Manager of Acea; from June 2001 to February 2003 he was Chief Financial Officer, responsible for strategies, finance, budget, economic planning and control, and investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked

Item 6. Directors, Senior Management and Employees	Executive Officers

as manager of the Finance Department of Acea and he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company.

Antonio Migliardi:    Mr. Migliardi was born in Reggio Calabria in 1958. On May 1, 2008, he became Head of Human Resources and Organization of Telecom Italia. After graduating in Law, Mr. Migliardi began his career at SIP (later Telecom Italia) with responsibility for Human Resources. At first, he was Responsible for Human Resources and Industrial Relations Regional Dept., then he assumed a central responsibility in the Industrial Relations Sector. From 1998 to 2004 he was in charge of the Development and Organization Dept. in FS Group. Reporting to the Chief Executive Officer and the Managing Director of the Group, he was appointed to head the project and implement the reorganization of the Italian railways. He was appointed as internal member of Trenitalia’s (the most important subsidiary of F.S. Group, constituted in 2000) board. In charge of Trenitalia’s System Dept. (logistics & maintenance, Information and Communication Technology and Total Quality Management), he reported to the Chief Executive Officer, mission and corporate goals: obtaining the alignment of these systems to the new competitive scenario in which Trenitalia had to act in the coming years. As head of Total Quality Management, he was also member of the board of “Qualital” (an Italian consortium for the Engineering of Total Quality). From 2004 to 2006 he was with Alitalia, reporting to the Chief Executive Officer, as Chief Production Officer (Flight Ops, Ground Ops, Maintenance etc.) and Accountable Manager according to the international regulations (JAR Ops) until the recapitalization of the Company. From 2006 to 2008 he was in charge of Human Resources and Organization Dept. of Vitrociset. Mr. Migliardi is also member of the Board of Directors of Telecontact S.p.A. and Telecom Italia Sparkle S.p.A.

Giuseppe Roberto Opilio:    Mr. Opilio was born in Rome in 1958. Since April 15, 2011 he has been Head of Technology at Telecom Italia.

Mr Opilio began his career at the Parfina Group (a chemicals company) in 1982 as an assistant to the plant manager.

In 1983, he joined GEPI as Head of Organizational Consulting/Group EDP.

He moved to management consulting company Galgano in 1988 to work as operations manager.

He joined TIM in 1991 as Head of Organizational Development. In 2001, he was appointed Director of Human Resources, a position he held until 2004, when he was named Head of Customer Operations.

Following the merger of TIM and Telecom Italia, he went to run Business Customer Operations (fixed-line/mobile integration), and later became Head of Group Quality.

In February 2008 he was appointed Manager of the Open Access Department.

He won the “Human Resources Excellence Award” (AIDP-EAPM) in 2001.

Mr Opilio was a director at a number of companies, including STET Hellas (Greece), Atesia, Assida, and Telecontact. Mr. Opilio is also member of the Board of Directors of Telecom Italia Sparkle S.p.A.

Luca Rossetto:    Mr. Rossetto was born in Biella in 1962. Since April 15, 2011 he has been Consumer Director at Telecom Italia.

His professional career began in Tekfen Group in 1985.

From 1987 to 1992 he was Senior Expert in Andersen. From 1993 to 1998 he was in Boston Consulting Group, first as a Consultant and later as a Project Manager.

In 1998 he joined Autogrill S.p.A., where he first held the position of Sales and Logistic Director, then became General Manager in 2000. From 2002 to January 2005 he was in Vodafone as Chief Operating Officer and member of the Board of Directors. In 2005 he was appointed Chief Executive Officer in La Rinascente/UPIM S.p.A., a position he maintained until 2009. From 2009 to April 2011 he worked as a Consultant. In April 2011 he joined Telecom Italia as Consumer Director.

Alessandro Talotta:    Mr. Talotta was born in Catanzaro in 1966. Since April 15, 2011 he has been Head of National Wholesale Services at Telecom Italia and member of the Board of Directors of Telecom Italia Sparkle.

He began his career in 1990 at Italtel S.p.A. (Società Italiana per le Telecomunicazioni) in the Strategic Planning and Marketing Development, where for six years he worked as Senior Manager.

In 1996, he joined Infostrada S.p.A. as Head of Strategic Planning and National/International Interconnection.

He remained at Infostrada after Enel’s 2001 acquisition of the company from Vodafone, as head of Fixed and Mobile International Carrier Development.

Item 6. Directors, Senior Management and Employees	Executive Officers

That same year he moved to the Telecom Italia Group as Operations Supervisor. Before the year was out, he was put in charge of National Wholesale Services Marketing, Sales, Customer Service, Project management and Pricing for Wholesale, as well as overseeing operational services for this business segment.

In 2005, after Telecom Italia Mobile (TIM) merged into the Telecom Italia Group, the Wholesale department took over responsibility for mobile network services too. In 2008, Mr. Talotta joined the Business Strategies & International Development Management unit with the same responsibilities as before. Mr. Talotta was appointed Manager and Executive Vice President of Telecom Italia National Wholesale Services from December 2001 to April 2008.

In April 2008 he was appointed Chief Regulatory Officer of Telecom Italia and Member of the CROG at the GSMA. He is also a member of the IPTV Association.

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

The following table lists the members of the Telecom Italia Board of Statutory Auditors as of May 4, 2012, including the Alternate Auditors, with their respective positions and years of appointment. The current Telecom Italia Board of Statutory Auditors was appointed in the shareholders’ meeting held on April 8, 2009, and will remain in office until approval of the 2011 annual financial statements.

Name	Position	Appointed
Enrico Maria Bignami(1)	Chairman	2009
Gianluca Ponzellini	Acting Auditor	2009
Lorenzo Pozza(1)	Acting Auditor	2009
Salvatore Spiniello	Acting Auditor	2009
Ferdinando Superti Furga	Acting Auditor	2009
Silvano Corbella(1)	Alternate Auditor	2009
Maurizio Lauri(1)	Alternate Auditor	2009
Vittorio Giacomo Mariani	Alternate Auditor	2009
Ugo Rock	Alternate Auditor	2009

(1)	Elected by minority shareholders.

The positions held by the members of the Board of Statutory Auditors in other listed companies are shown below:

Enrico Maria Bignami	Chairman of the Board of Auditors of Biancamano S.p.A.
Gianluca Ponzellini	Chairman of the Board of Auditors of De Longhi S.p.A.; member of the Supervisory Board of Intesa Sanpaolo S.p.A.
Lorenzo Pozza	Chairman of the Board of Auditors of Gas Plus S.p.A.; member of the Board of Auditors of Terna S.p.A.
Salvatore Spiniello	Chairman of the Board of Auditors of Telecom Italia Media S.p.A.; Director of Fondiaria SAI S.p.A.
Ferdinando Superti Furga	Chairman of the Board of Auditors of Arnoldo Mondadori S.p.A. and Saras S.p.A.

In view of the Shareholders’ Meeting to be held on May 15, 2012, the following slates of candidates for the position of Statutory Auditors have been duly filed by entitled shareholders.

Slate by Telco S.p.A. (owning a total amount of around 22.4% of Telecom Italia ordinary share capital):

•	Candidates for the position of acting auditors:

1.	Gianluca Ponzellini, born in Varese, on February 7, 1947;

2.	Salvatore Spiniello, born in Siracusa, on April 26, 1951;

3.	Ferdinando Superti Furga, born in Milano, on January 20, 1932;

4.	Lelio Fornabaio, born in Stigliano (MT), on June 16, 1970;

5.	Mario Ragusa, born in Roma, on March 15, 1963.

•	Candidates for the position of alternate auditors:

1.	Ugo Rock, born in Napoli, on March 14, 1950;

2.	Vittorio Mariani, born in Milano, on December 19, 1938;

3.	Luigi Merola, born in Eboli (SA), on October 1, 1971;

4.	Luca Novarese, born in Savona, on June 16, 1967.

Slate by Findim Group S.A. (owning a total amount of around 4.9% of Telecom Italia ordinary share capital):

•	Candidates for the position of acting auditors:

1.	Lorenzo Pozza, born in Milano, on October 11, 1966.

Item 6. Directors, Senior Management and Employees	Board Of Auditors

•	Candidates for the position of alternate auditors:

2.	Massimiliano Carlo Nova, born in Milano, on December 15, 1967.

Slate by a group of asset management companies and international institutional investors (jointly owning a total amount of around 1.57% of Telecom Italia ordinary share capital):

•	Candidates for the position of acting auditors:

1.	Enrico Bignami, born in Milano on May 7, 1957;

2.	Sabrina Bruno, born in Cosenza on January 30, 1965.

•	Candidates for the position of alternate auditors:

3.	Roberto Capone, born in Milano on November 30, 1955;

4.	Franco Patti, born in Palermo on February 17, 1957.

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company) and the mechanics for its appointment, see “Item 10 Additional Information—10.1 Corporate Governance”.

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

The Shareholders’ Meeting held on April 29, 2010 resolved to appoint PricewaterhouseCoopers S.p.A. as Telecom Italia’s independent auditors for the nine-year period 2010-2018 beginning with the financial year ended December 31, 2010. PricewaterhouseCoopers S.p.A., immediately after the filing with the SEC of our 2009 Form 20-F, that occurred on May 21, 2010, became the principal audit firm for the Telecom Italia Group, also for US purposes.

Italian audit principles require that, in case of corporate groups, the audit firm of Telecom Italia should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation on the financial statements in their entirety. In addition, the Guidelines for the Appointment of external Auditors (the “Group Procedure”), issued by Telecom Italia in March 2010 in view of the engagement of the new audit firm for the 2010-2018 period, provides that the auditor of Telecom Italia is the principal auditor of the entire group headed by Telecom Italia and consequently is the auditor to be preferred in the conferral of appointments by subsidiaries for mandatory auditing.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The number of Group employees at December 31, 2011 and 2010 was the following:

	Year ended December 31,
	2011	2010	Changes
	(units)
Employees—Italy	56,838	57,994	(1,156)
Employees—Foreign	27,274	26,135	1,139

Total Employees at payroll	84,112	84,129	(17)
Employees with temporary work contracts	42	71	(29)
Employees allocated to non-current assets held for sale	—	—	—

Total Employees	84,154	84,200	(46)

Excluding personnel with temporary work contracts, the Group’s workforce decreased by 17 units compared to December 31, 2010, due to:

•	the exclusion of Loquendo from the scope of consolidation (103 units);

•	the inclusion of 4GH (699 units) and of the two Brazilian companies, TIM Fiber RJ and TIM Fiber SP (for a total of 302 units) in the scope of consolidation; and

•	the workforce turnover down by 915 units. The workforce turnover is detailed below by individual Business Unit:

	Hirings	Terminations	Changes
	(units)
Domestic	614	2,347	(1,733)
Brazil	4,523	4,400	123
Argentina	1,824	1,107	717
Media, Olivetti, Other Operations	191	213	(22)

Turn over	7,152	8,067	(915)

The number of employees operating in Italy, excluding employees with temporary work contracts, is 68%.

Telecom Italia S.p.A.

	Year ended December 31,
	2011	2010	Changes
	(units)
Personnel on payroll	47,801	49,636	(1,835)

The reduction of 1,835 units was recorded, due to:

•	a balance of 7 units departing to join other Group companies;

•	workforce turnover down by 1,828 units, as detailed below:

	Hirings	Terminations	Changes
	(units)
Telecom Italia S.p.A.—Turn over	106	1,934	(1,828)

Tim Brasil group

	Year ended December 31,
	2011	2010	Changes
	(units)
Tim Brasil group—Total	10,539	10,114	425

Item 6. Directors, Senior Management and Employees	Employees

The increase of 425 units was recorded, due to:

•	a balance of 1 units departing to join other Group companies;

•	the inclusion of the two Brazilian companies, TIM Fiber RJ and TIM Fiber SP in the scope of consolidation (for a total of 302 units);

•	workforce turnover up by 122 units, as detailed below:

	Hirings	Terminations	Changes
	(units)
Tim Brasil group—Turn over	4,522	4,400	122

Argentina Business Unit

	Year ended December 31,
	2011	2010	Changes
	(units)
Argentina Business Unit—Total	16,349	15,632	717

6.5.2    INDUSTRIAL RELATIONS

During 2011, many informational and discussion meetings were held with the trade unions to review the reorganisation activities involving the various company departments (Customer, Technology, Staff) and to examine any effects on personnel.

Trade union representatives were involved in the business ethics certification process for the Open Access department (SA 8000 Certification). The certification, obtained in May 2011, relates to the company’s ethical performance and is a tool used to inform customers that the company’s products are made under proper working conditions and with respect for human rights in the performance of production activities.

With regard to the “solidarity” contract applied to about 29,200 employees of Telecom Italia S.p.A. for the two-year period between November 8, 2010 and November 7, 2012, in accordance with the agreement of October 25, 2010, the Company and the trade unions held specific verification meetings aimed at discussing the many initiatives taken by Telecom Italia S.p.A. to favour repositioning of redundancy personnel. Training is a crucial element for the success of staff skill re-orienteering and improvement processes. For this purpose specific projects have been discussed with the trade unions.

One of the most significant initiatives launched by Telecom Italia, as a sustainable company that contributes to the economic and social development of the country, is the Senior Apprenticeship Project. The initiative aims to promote closer relations between the academic world and the world of work in southern Italy. The project was agreed with the trade unions (SLC-CGIL, FISTel-CISL, UILCom-UIL) under an agreement signed on March 4, 2011. In order to strengthen its commitment and extend these initiatives to a wider geographical area, and through an agreement signed on July 27, 2011, Telecom Italia S.p.A. shared further projects with the trade unions.

In accordance with current legislative provisions regarding company transfers, Telecom Italia S.p.A. involved the trade union representations in both procedures carried out during the year, which ended with positive joint assessments:

•

the first, which took place in May, is related to the transfer of the “Market & Technology Captive” division by Matrix S.p.A to Telecom Italia S.p.A. The company and trade union signed a specific agreement to make contract work conditions homogeneous for all workers who joined Telecom Italia S.p.A. after October 1, 2011;

•

the second, which was completed in September, relates to all employees of the company TI Audit & Compliance Services S.C.a R.L. which, following the merger by incorporation, was transferred without interruption to Telecom Italia S.p.A.

Item 6. Directors, Senior Management and Employees	Employees

In accordance with the agreements reached with the workers’ representatives under the framework agreement of August 4, 2010 for the management of surplus staff at Telecom Italia S.p.A., on July 27, 2011 an additional two-year extension of the “defensive solidarity” contract was agreed between the Company and the trade unions. This will apply until August 31, 2013 to employees working in the Directory Assistance sector of the Company (12.54, directory data assurance, call centres, international services centre, local support). The workers affected will be partially reimbursed by INPS for compensation lost as a result of the reduction in working hours.

Telecom Italia Media

On December 21, 2011, an agreement was signed with the trade union representatives of Telecom Italia Media, both national and local, regarding the overall limit set by the law to the temporary employment contracts. This limit is set by the article 5, paragraph 4-bis, of legislative decree No. 368 of September 6, 2001, as amended by law 133/2008. This limit was raised from 36 to 63 months in total. The agreement also governs certain aspects of fixed term and permanent employment contracts and various issues relating to employment discipline.

As regards relations with other unions, on May 20, 2011 the companies Telecom Italia Media S.p.A. and Telecom Italia Media Broadcasting S.r.l. jointly signed an agreement with the national and local trade union representatives and the company’s workers’ representatives relating to the methods for electing trade union representatives and workers’ safety representatives. Finally the renewal of the national collective agreement for the employees of private radio and television companies was signed on February 16, 2011.

Tim Brasil

At the beginning of the year, the national collective agreement (valid until November 2011) was signed with 26 trade unions. The terms of the final proposal were accepted by 21 trade unions (representing around 97% of employees) and the final adjustment phase is nearing completion for the missing 3%. In September, the company launched a new phase of negotiations with the trade unions, which was completed successfully with 19 trade unions representing 90% of employees signing a new collective agreement (valid until November 2012). The final proposal include profit distribution agreements for the 2011-2012 period. Negotiations continued with the trade unions with which an agreement was not reached.

Telecom Argentina

Since 2010, trade unions in the telephone industry have merged into a federation of telecommunication unions called MUS (Mesa de Unidad Sindical de las Telecomunicaciones), which is the main forum for dialogue about the various issues being negotiated. In this context, joint negotiations were conducted in 2011 and salary increases were agreed that will apply until the end of 2012.

During 2011, the application of teleworking continued as part of the pilot programme for the implementation and promotion of teleworking in the private companies PROPET (Programa Piloto de Seguimiento y Promoción del Teletrabajo en Empresas Privadas) of the National Ministry of Employment MTEYSS (Ministerio de Trabajo, Empleo y Seguridad Social), as an additional tool for achieving a better work-life balance. The programme was applied during 2011 to 66 employees in several areas of the company in 11 different provinces.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on April 12, 2011, set the maximum total annual remuneration of the Board of Directors (to remain in office for a three-year term, until the approval of the 2013 financial statements), according to article 2389, first paragraph, of the Italian Civil Code up to 2.2 million euros, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith.

According to the resolution adopted by the Board on May 5, 2011, the above mentioned overall amount was distributed as follows (gross amounts on a yearly basis):

•	110,000 euros to be paid to each director in office;

•	an additional 35,000 euros to be paid to each member of the Executive Committee;

•	an additional 45,000 euros to be paid to each member of the Internal Control and Corporate Governance Committee;

•	an additional 20,000 euros to be paid to each member of the Nomination and Remuneration Committee;

•	an additional 20,000 euros to be paid to the director appointed to the Supervision Panel set up under Legislative Decree 231/2001 (see “Item 10 Additional Information—10.1 Corporate Governance”);

•	an additional 90,000 euros to be paid to the Deputy Chairman (Aldo Minucci), in view of his responsibilities for the internal control system.

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2011 to the members of the Board of Directors of Telecom Italia was 6.3 million euros.

Following the renewal of the Board of Directors (Shareholders’ Meeting of April 12, 2011) the remuneration package of the Executive Chairman (Mr. Bernabè, who is not an employee of the Company), for the three years of his appointment to the board, has been agreed by contract as follows:

•	fixed annual remuneration of 110,000 euros gross for his position as a Director;

•	fixed annual remuneration of 1.4 million euros gross for his position as Chairman of the Board of Directors;

•	fixed annual remuneration of 35,000 euros gross for his position as member of the Executive Committee;

•

variable remuneration linked to annual performance objectives, with a target value equal to his fixed annual remuneration for the position of Chairman of the Board of Directors and a range of between 50% and 150%, depending on the level of achievement of the targets assigned;

•

one-off participation in the Long Term Incentive Plan 2011, with pay opportunity at target corresponding to 300% of his fixed annual remuneration for the position of Chairman of the Board of Directors, consisting of:

•	a cash bonus of 2.1 million euros (150% of the fixed annual remuneration); and

•

2,253,702 ordinary shares (150% of the fixed annual remuneration expressed in shares, valued according to the average of official prices of Telecom Italia ordinary shares between 7 June and 6 July 2011);

•

benefits similar to those granted to Group executives (company car, medical and accident insurance, complementary healthcare, complementary welfare) enjoyed free of any direct or indirect charges, with a corresponding increase in the remuneration for the position of Executive Chairman by the amount required to pay the tax applicable to taxed benefits. With specific reference to complementary welfare, provision is made for the Company to make an annual net payment to the Company complementary welfare fund amounting to (i) 10% of his fixed remuneration and (ii) 10% of the annual bonus applicable for achievement of the target results.

Provision was also made for the payment to the Executive Chairman of amounts due until the end of the period of office, including the variable component, calculated to correspond to the average of disbursements already made, in the event of early termination of his term of office (i) for objective reasons, (ii) on the company’s initiative

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

without just cause, (iii) on the initiative of Mr Bernabè with just cause. Finally, the Company has reserved the right to enter into a one year non-competition agreement, in exchange for a one-off payment equal to a year’s remuneration (fixed component and variable component calculated to correspond to the average of disbursements already made), to be implemented after termination.

The remuneration package of the Domestic Managing Director and Chief Operating Officer of the Company (Mr. Patuano, who is an employee of Telecom Italia) has been agreed by contract as follows, subject to waiver of the remuneration due for the position of Director and member of the Executive Committee:

•	fixed annual remuneration of 1.0 million euros gross as the annual gross remuneration for his employment relationship with the Company;

•

variable remuneration for the position of Chief Executive Officer linked to annual performance objectives, with a target value equal to his fixed annual remuneration and a range of between 50% and 150%, depending on the level of achievement of the targets assigned;

•	one-off participation in the Long Term Incentive Plan 2011, with pay opportunity at target corresponding to 300% of his fixed annual remuneration, consisting of

•	a cash bonus of 1.5 million euros (150% of the fixed annual remuneration) and

•	1,609,787 ordinary shares (150% of the fixed annual remuneration expressed in shares, valued according to the average of official prices Telecom Italia ordinary shares between 7 June and 6 July 2011);

•	benefits similar to those granted to Group executives (company car, accident and medical insurance, complementary healthcare, complementary welfare).

Provision was also made for the payment of remuneration for the special position held (short term variable remuneration value, calculated as the average of the amounts received since 2011), in the event of early termination due to (i) early withdrawal of the administration relationship by the Company without just cause; (ii) resignation by Mr Patuano at the request of the Board of Directors; (iii) resignation by Mr Patuano with just cause. The procedure set forth in the collective labour agreement for company executives was established as being applicable in the event of a termination of employment relationship by the Company (unless there is just cause) or resignation requested by the Board of Directors. Finally, the Company has reserved the right to enter into a one year non-competition agreement, in exchange for a one-off payment equal to a year’s remuneration (fixed component and variable component calculated to correspond to the average of disbursements already made), to be implemented after termination.

The performance indicators for short-term variable component of compensation for the year 2011 were established as follows, on the basis of a proposal by the Nomination and Compensation Committee and with the approval of the Board of Statutory Auditors:

•	Executive Chairman of the Board of Directors and Chief Executive Officer of Telecom Italia

•	Consolidated Net Income post minorities (weight: 25%),

•	Consolidated Net Financial Position (weight: 15%),

•	Consolidated Organic ebitda (weight: 15%),

•	Group Total Organic Revenues (weight: 25%)

•	Domestic Managing Director and Chief Operating Officer of the Company

•	Consolidated Net Income post minorities (weight: 15%),

•	Italy Net Financial Position (weight: 10%),

•	Telecom Italia Domestic ebitda (weight: 10%),

•	Telecom Italia Customer Satisfaction Index (weight: 10%),

•	Domestic Organic Total Revenues (weight: 35%).

The targets for the above parameters were set in accordance with the 2011 budget and allowed for a negative deviation down to a minimum threshold value and a maximum payout for the achievement of predetermined positive deviations. Deviations were differentiated according to the relevant indicators and intermediate

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

performance results were to be measured proportionally. In addition to the quantitative parameters (the total weight of which was 80%) there was a qualitative valuation criteria (weight: 20%) consisting of the discretionary judgement of the Board of Directors. The final pay-outs of the short term compensation of the Executive Chairman and the Domestic Managing Director for the year 2011 were 110% and 55% of their fixed compensation, that are 1,540,000 and 550,000 euros, respectively.

***

The following table lists the Directors who served during 2011 and their respective compensation as of December 31, 2011, according to the disclosure format set forth by Consob, the Italian market regulator (Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions):

The following table lists the Directors who served during 2011 and their respective compensation as of December 31, 2011. The compensation relates only to the period of 2011 in which they served as set forth below:

Name and surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration		Remuneration for involvement in committees		Variable non-equity remuneration			Non- monetary benefits	Other remuneration	Total		Fair Value of equity remuneration	Compensation for loss of office or termination of employment
								Bonuses and other incentives		Profit sharing
				(thousands of euros)
Gabriele Galateri	Chairman	1/1 – 4/12/2011		400	(1)	10	(2)				3		413		66
	Director	4/13 – 12/31/2011	12/31/2013	83	(3)	14	(4)						97
Franco Bernabè	CEO	1/1 – 4/12/2011
	Executive Chairman and Chief Executive Officer	4/13 – 12/31/2011	12/31/2013	1,778	(5)	35	(2)	1,540	(6)		327		3,680		420
Marco Emilio Angelo Patuano	Domestic Managing Director and Chief Operating Officer	4/12 – 12/31/2011	12/31/2013	1,222	(7)			569	(8)		52		1,843		188
Aldo Minucci	Deputy Chairman	1/1 – 12/31/2011	12/31/2013	174	(9)	53	(10)						227
	Director
Cesar Izuel Alierta	Director	1/1 – 12/31/2011	12/31/2013	110	(3)								110	(11)
Paolo Baratta	Director	1/1 – 4/12/2011	12/31/2010	37	(12)	13	(13)						50
Ferdinando Beccalli Falco	Director	4/13 – 6/6/2011	12/31/2013	17	(3)	5	(14)						22	(15)
Tarak Ben Ammar	Director	1/1 – 12/31/2011	12/31/2013	110	(3)								110
Roland Berger	Director	1/1 – 12/4/2011	12/31/2010	31	(3)	23	(16)						54
Lucia Calvosa	Director	8/5 – 12/31/2011	12/31/2013	45	(3)	11	(17)						56
Elio Catania	Director	1/1 – 12/31/2011	12/31/2013	110	(3)	87	(18)						197
Massimo Egidi	Director	12/1 – 12/31/2011	12/31/2013	9	(3)								9
Jean Paul Fitoussi	Director	1/1 – 12/31/2011	12/31/2013	123	(19)	59	(20)						182
Julio Linares Lopez	Director	1/1 – 12/31/2011	12/31/2013	110	(3)	35	(14)						145	(11)
Gaetano Miccichè	Director	1/1 – 12/31/2011	12/31/2013	110	(3)								110	(21)
Renato Pagliaro	Director	1/1 – 12/31/2011	12/31/2013	110	(3)	35	(14)						145	(22)
Francesco Profumo	Director	4/13 – 11/16/2011	12/31/2013	65	(3)	32	(23)						97
Mauro Sentinelli	Director	1/1 – 12/31/2011	12/31/2013	110	(3)	57	(24)						167	(25)
Luigi Zingales	Director	1/1 – 12/31/2011	12/31/2013	110	(3)	38	(26)						148

(I) Remuneration in the company that draws up the financial statements				4,864		507		2,109		—	382	—	7,862		674	—

(II) Remuneration from subsidiaries and associates				48	(27)								48

(III) Total				4,912		507		2,109		—	382	—	7,910		674

(1)

This amount includes the remuneration pursuant to article 2389, paragraph 3, of the Civil Code (367,000 euros) and paragraph 1 (31,000 euros) including other remuneration offsetting the tax burdens applicable to taxed benefits (2,000 euros).

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(2)	This amount refers to the remuneration received as member of the Executive Committee.

(3)	This amount refers to the remuneration received as member of the Board of Directors.

(4)	This amount refers to the remuneration received as member of the Nomination and Remuneration Committee.

(5)

This amount includes the remuneration pursuant to article 2389, paragraph 3, of the Civil Code (1,400,000 euros) and paragraph 1 (110,000 euros) including other remuneration offsetting the tax burdens applicable to taxed benefits (268,000 euros).

(6)	This amount includes the bonus for the financial year for targets achieved during the same financial year, estimated on the basis of the pre-closing statements.

(7)

This amount includes remuneration for employment (922,000 euros) and the transfer allowance pursuant to article 14, paragraph 3, of the collective labour agreement for Company Executives of Companies producing Goods and Services (300,000 euros).

(8)

This amount includes the bonus both for the position of Chief Executive Officer (550,000 euros) for targets achieved during the financial year 2011, and other remuneration offsetting the tax burdens applicable to tax benefits (19,000 euros) relating to employment.

(9)

This amount refers to the remuneration received as member of the Board of Directors for the period 1/1 – 12/31/2011 (110,000 euros) and Vice Chairman appointed to operating the internal control system for the period 4/13 – 12/31/2011 (64,000 euros).

(10)

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee (13,000 euros) and of the Nomination and Remuneration Committee (5,000 euros) for the period 1/1 – 4/12/2011, as well as of the Executive Committee for the period 1/1 – 12/31/2011 (35,000 euros).

(11)	This remuneration is not received by the person concerned but paid to Telefonica S.A..

(12)	This amount refers to the remuneration received as member of the Board of Directors (31,000 euros) and of the Supervisory Board pursuant to Legislative Decree 231/2001 (6,000 euros).

(13)	This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee.

(14)	This amount refers to the remuneration receivable as member of the Executive Committee.

(15)	The Director has waived any remuneration for the positions held.

(16)	This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee (13,000 euros) and Executive Committee (10,000 euros).

(17)	This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee for the period 9/29 – 12/31/2011.

(18)

This amount refers to the remuneration received as member of the Executive Committee (35,000 euros) and of the Nomination and Remuneration Committee (20,000 euros) for the period 1/1 – 12/31/2011, as well as of the Internal Control and Corporate Governance Committee for the period 4/13 – 12/31/2011 (32,000 euros).

(19)

This amount refers to the remuneration received as member of the Board of Directors for the period 1/1 – 12/31/2011 (110,000 euros) and of the Supervisory Board pursuant to Legislative Decree 231/2001 for the period 4/13 – 12/31/2011 (13,000 euros).

(20)

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee for the period 1/1 – 12/31/2011 (45,000 euros) and of the Nomination and Remuneration Committee for the period 4/13 – 12/ 31/2011 (14,000 euros).

(21)	This amount is not received by the person concerned but paid to Intesa SanPaolo S.p.A..

(22)	This amount is not received by the person concerned but paid to Mediobanca S.p.A..

(23)

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee for the period 14/3 – 09/26/2011 (20,000 euros) and of the Nomination and Remuneration Committee for the period 4/13 – 11/16/2011 (12,000 euros).

(24)

This amount refers to the remuneration received as member of the Internal Control and Corporate Governance Committee (32,000 euros) and Executive Committee (25,000 euros) for the period 4/13 – 12/31/2011.

(25)	This amount is not received by the person concerned but paid to Ecotel International S.r.l..

(26)

This amount refers to the remuneration received as member of the Nomination and Remuneration Committee for the period 1/1 – 04/12/2011 (6,000 euros) and of the Internal Control and Corporate Governance Committee for the period 4/13 – 12/31/2011 (32,000 euros).

(27)

This amount refers to the remuneration received by Mr. Gabriele Galateri for the position of member of the Board of Directors of TIM Participaçoes S.A., which he held for the period 05/01 – 12/31/2011, converted into euros at the average exchange rate in 2011, at 12/31/2011 (Reais/€ 2.33).

***

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

			Options held at the beginning of the financial year			Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year	Options for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(14)	(15)	(16)
Name and Surname	Position	Plan and respective resolution	Number of options	Exercise price	Possible exercise period (from–to)	Number of options	Exercise price	Possible exercise period (from –to)	Fair value on assignment date	Date of assignment	Market price of underlying options on assignment of options	Number of options	Exercise price	Market price of underlying shares on exercise date	Number of options	(15)= (2)+(5) -(11)-(14)	Fair value
Gabriele Galateri	Chairman(*)	TOP 2008 15/4/08	2,250,000	1.95	15/4/11 15/4/14											2,250,000	66

Franco Bernabè	Chairman(**)	TOP 2008 15/4/08	6,300,000	1.95	15/4/11 15/4/14											6,300,000	186

(I) Remuneration in the company that draws up the financial statements			8,550,000													8,550,000	252
(II) Remuneration from subsidiaries and associates

(III) Total			8,550,000													8,550,000	252

(*)	In office until April 12, 2011

(**)	In office since April 13, 2011

For further details, please see “Note—Stock option and performance share granting plans of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

6.6.2    Compensation of Executive Officers

The total compensation due by the Company or by any of the Company’s subsidiaries in 2011 to the Company’s executive officers (including the Executive Chairman of the Board of Directors and the Domestic CEO) was 15,966 thousand euros.

There is no generalised standard practice regarding severance pay for key managers with strategic responsibilities. However, the general policy established since 2008 is the following:

•

at the time of appointment to an executive position, a resource who already has an employment contract with the Group will be subject to the provisions of the collective labour agreement for company executives;

•	at the time of engagement of an executive from outside the company, any severance clauses will not normally exceed the maximum amount payable under the collective labour agreement for executives;

•	in the event of specific executive staff redundancy campaigns, more generous payments may be made than are required by the collective labour agreement.

There are no general non-competition policies for key managers with strategic responsibilities. For a small number of key managers with strategic responsibilities there is still a duty not to compete with group companies under agreements signed prior to 2008, for which the respective consideration has already been disbursed.

The specific provisions applicable to the current Executive Chairman of the Board of Directors, who has no work relationship with the Company other than his relationships as Executive Director of Telecom Italia, and the current Domestic Managing Director, who is an employee of the Company, are described under 6.6.1 “Compensation of Directors”.

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

			Financial instruments assigned in previous financial years not vested during the financial year		Financial instruments assigned during the financial year					Financial instruments vested during the financial year and not assigned	Financial instruments vested during the financial year and assigned		Financial instruments for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)
Name and Surname	Position	Plan and respective resolution	Number and type of financial instruments	Vesting Period	Number and type of financial instruments	Fair value on assignment date	Vesting Period	Date of assignment	Market price on assignment	Number and type of financial instruments	Number and type of financial instruments	Value on assignment date	Fair value
Franco Bernabè	Chairman	LTI 2011 7/7/11			3,380,553	939	Apr 2011 Mar 2014	July 7, 2011	0.90459				234
Marco Patuano	CEO	LTI 2011 7/7/11			2,414,681	671	Apr 2011 Mar 2014	July 7, 2011	0.90459				168
Marco Patuano	CEO	PSG 2008 8/8/08								613,200			20

(I) Remuneration in the company that draws up the financial statements					5,795,234	1,610							422
(II) Remuneration from subsidiaries and associates

(III) Total						1,610							422

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

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2011 to the members of the Board of Auditors was 498 thousand euros.

The following table sets forth the members of the Board of Auditors in office during 2010 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2011:

Individuals	Description of the position			Compensation
Name	Position held	Period during which position was held	Office expiry	Compensation base		Non cash benefits	Bonuses and other incentives	Other Compensations	Total
				(thousand of euros)
Enrico Maria BIGNAMI	Chairman	1/1-12/31/2011	12/31/2011	120		—	—	—	120
Lorenzo POZZA	Acting Auditor	1/1-12/31/2011	12/31/2011	80		—	—	—	80
Gianluca PONZELLINI	Acting Auditor	1/1-12/31/2011	12/31/2011	80		—	—	—	80
Salvatore SPINIELLO	Acting Auditor	1/1-12/31/2011	12/31/2011	80		—	—	—	80
Ferdinando SUPERTI FURGA	Acting Auditor	1/1-12/31/2011	12/31/2011	95	(1)	—	—	—	95

				455					455
Compensations received by subsidiaries and associated				43	(2)				43

Total				498					498

(1)	The amount includes remuneration paid as member of the board of statutory auditors (80 thousand euros) and as a member of the Supervisory Panel under Legislative Decree 231/2001 (15 thousand euros).

(2)	Remuneration due to Salvatore Spiniello for the position of chairman of the board of statutory auditors in the listed subsidiary Telecom Italia Media S.p.A. from 1/1 to 12/31/2011.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At December 31, 2011, the outstanding stock option plans were related to options which give the right to the subscribe for new Telecom Italia Ordinary Shares and new Tim Participações ordinary shares. In addition, at December 31, 2011 other Telecom Italia S.p.A. equity compensation plans are outstanding.

For further details, see “Note—Equity compensation plans” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The main changes between December 31, 2010 and December 31, 2011 in the share-based compensation plans of the Telecom Italia Group are described in this paragraph.

During the course of 2011 the “Performance Share Granting Plan 2008-2011” expired because the performance targets were not met and consequently all the related rights were forfeited.

Under the “Broad-based Employee Share Ownership Plan 2010-2014”, on August 2, 2011, the Telecom Italia share capital was increased as a result of the grant of 8,876,296 bonus ordinary shares to those entitled (subscribers, who retained their shares for one year and maintained an employment relationship with companies of the Telecom Italia Group, received one bonus ordinary share for every three shares subscribed for cash) for a total par value of 4,881,962.80 euros.

The Telecom Italia Shareholders’ Meeting held on April 12, 2011 resolved to launch the “Long Term Incentive Plan 2011”. The new plan replicates the basic rationale of the Long Term Incentive Plan 2010-2015. It covers Executive Management, Top Management and Selected Management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, the company performance defined in the business plan 2011-2013 (absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (relative performance: 65% weighted).

The plan calls for granting:

•

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia Ordinary Shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

•	to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia Ordinary Shares after two years;

•	to Executive Management, a bonus in cash and an equivalent number of Telecom Italia Ordinary Shares determined when the person is included in the Executive Management group of the Plan.

On July 7, 2011, the Telecom Italia board of directors approved the start of the Plan. Besides the Executive Chairman and Chief Executive Officer and the Domestic Managing Director and Chief Operating Officer, the Plan covers 17 Top Managers and 128 Selected Management (126 as of December 31, 2011).

During 2011, our subsidiary Tim Participações S.A. issued a stock option plan. On August 5, 2011, the shareholders’ meeting of Tim Participações S.A. approved a long-term incentive plan for managers in key positions in the company and its subsidiaries.

The option to purchase shares was granted to certain directors and employees. On the grant date of August 5, 2011, the exercise price of the options granted was calculated using the weighted average price of the shares of Tim Participações S.A. considering volumes traded and the market price of the company’s shares in the 30 days prior to July 20, 2011 (the date on which the Tim Participações board of directors approved the incentive plan).

The exercise of the options is subordinated to reaching two performance objectives simultaneously: the increase in value of the company’s ordinary shares and the performance of the prices of the company’s shares against a reference index, defined by the directors of Tim Participações S.A. and composed principally of the share price of other companies in the telecommunications, information technology and media sectors.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

Performance targets refer to the three years 2011-2013 and performance is recorded in July of each year. The period of the options is six years, and one-third of these options can be exercised after the first half of 2012, another one-third after the first half of 2013 and the remaining one-third after the first half of 2014. The options are exercisable up to six years starting from the grant date; the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

On August 5, 2011, the grantees of the options were granted the right to purchase a total of 2,833,596 shares.

As of December 31, 2011, there were no options that could have already been exercised.

In 2012, continuing the long term incentive structure defined in 2011, the launch of a new “Long Term Incentive Plan 2012” cycle is proposed by the Board of Directors (extended to Top Management and to the so-called selected executives, excluding Senior Executives), which will be submitted for approval by the Shareholders’ Meeting on May 15, 2012.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2011, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

			As of December 31, 2011
Major Shareholders	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.39
Findim Group S.A	(direct	)	668,931,444	4.99

As of May 4, 2012, the above mentioned position is the following:

			As of May 4, 2012
	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.39
Findim Group S.A.	(direct	)	668,931,444	4.99

At December 31, 2011, Telecom Italia held 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

The companies listed below, in their capacity as asset management companies, disclosed the following information to Consob:

•

AllianceBernstein LP disclosed ownership on November 14, 2008 of a total number of 276,847,450 Ordinary Shares, which at December 31, 2011 was equal to 2.06% of Telecom Italia’s ordinary share capital;

•	Blackrock Inc. disclosed ownership on May 20, 2010 of a total number of 387,081,817 Ordinary Shares, which at December 31, 2011 was equal to 2.89% of Telecom Italia’s ordinary share capital.

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

On February 29, 2012 the shareholders of Telco (Generali Group with a 30.58% stake, Intesa Sanpaolo with a 11.62% stake, Mediobanca with a 11.62% stake and Telefónica with a 46.18% stake) terminated the New Shareholders’ Agreement (the last version of an agreement initially made on April 28, 2007, and then amended on October 25, 2007, November 19, 2007, October 28, 2009, January 11, 2010 and December 10, 2010), and entered into the 2012 Shareholders’ Agreement, on the same terms and conditions as the pre-existing one, with a duration until February 28, 2015.

The 2012 Shareholders’ Agreement defines, among other things, the criteria for the composition of the slate of candidates for appointment to the Board of Directors of Telecom Italia:

•	Telefónica, insofar as it holds at least 30% of Telco’s share capital, will be entitled to designate two candidates;

•

the other shareholders of Telco, as they hold the absolute majority of its share capital, have the right to designate the other members on the slate, of whom three candidates unanimously and the others on a proportional basis.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

The 2012 Shareholders’ Agreement provides that the Telecom Italia Group and the Telefónica Group are managed autonomously and independently. In particular, the Board members designated by Telefónica to serve in Telco and Telecom Italia are instructed by Telefónica not to attend or vote in board meetings that examine proposals and resolutions regarding the policies, management and operations of companies directly or indirectly controlled by Telecom Italia and that provide their services in countries where legal or regulatory restrictions or limitations concerning the exercise of voting rights by Telefónica are in force. In addition, specific provisions and prohibitions regarding Brazil and Argentina take account (i) of the prescriptions imposed by the Brazilian telecommunications authority (Anatel) and by the Brazilian Antitrust Commission (CADE) and (ii) of the “Compromiso” signed before the Comisión Nacional de Defensa de Competencia of Argentina (CNDC) on October 6, 2010 by the contracting parties, by Telco and—as intervening parties in order to execute the obligations assumed—by Telecom Italia, Telecom Italia International N.V., Sofora Telecomunicaciones SA, Nortel Inversora SA, Telecom Argentina SA, Telecom Personal SA, Telefónica de Argentina SA, and Telefónica Moviles SA.

Consistently with the provisions of the agreement, board members Alierta and Linares undertook at the time of their appointment not to participate in the discussion and voting of the Board of Directors (as well as of the Executive Committee) of Telecom Italia when matters are proposed or discussed that relate to the activities of the Company and its subsidiaries in the telecommunications markets of Brazil and Argentina, as well as, in general, in all cases where there could be possible prejudice to the Telecom Italia Group.

As indicated above, the 2012 Shareholders’ Agreement has a duration until February 28, 2015. Each party:

–

may request the de-merger of Telco by sending a communication to the other parties between August 1, and August 28, 2014, with an obligation to give effect to the de-merger within the subsequent six months;

–

may withdraw from the agreement and request the de-merger of Telco by sending a communication to the other parties in the period between September 1, and September 28, 2013, with an obligation to give effect to the de-merger within the subsequent six months.

At the same time as signing the 2012 Shareholders’ Agreement, on February 29, 2012 Telco and Telefónica renewed and extended to February 28, 2015 the option to purchase shares in the Company initially agreed on November 6, 2007 and then amended on October 28, 2009. In accordance with the existing agreements, in the case of dissent by Telefónica from the decision by the Telco Board of Directors to transfer or set up encumbrances on the Telecom Italia shares in its portfolio, Telefónica could alternatively purchase the Telecom Italia shares from Telco at the same price and under the same conditions offered by a third party proposing to buy them, or require the de-merger of Telco.

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2011 or a part of that year, have held the post of director in Telecom Italia S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2010 (or at the date of appointment)		Number of shares purchased in 2011	Number of shares sold in 2011	Number of shares held at the end of 2011 (or as of the date on which individual left post, if before)
Franco BERNABÈ	Telecom Italia S.p.A.	Ordinary Savings	318,000 330,000	(1) (2)	— —	— —	318,000 330,000	(1) (2)
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595		—	—	2,595
Paolo BARATTA	Telecom Italia S.p.A.	Ordinary	172,500	(3)	—		172,500	(3)
Roland BERGER	Telecom Italia S.p.A.	Ordinary Savings	562,500 700,000		— —	212,500 350,000	350,000 350,000
Gabriele GALATERI DI GENOLA	Telecom Italia S.p.A.	Ordinary Savings	352,000 176,000		— —	— —	352,000 176,000
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000		—	—	60,000
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary	58,000		—	—	58,000

(1)	Of which 18,000 shares held indirectly.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

(2)	Of which 30,000 shares held indirectly.

(3)	Shares held indirectly.

❖	BOARD OF AUDITORS

At December 31, 2011 no member of the Board of Auditors had investments held in Telecom Italia S.p.A. and its subsidiaries.

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2011 or a part of that year, have held the post of executive officers in Telecom Italia S.p.A.

Company	Class of shares	Number of shares held at the end of 2010 (or at the date of appointment)	Number of shares purchased in 2011	Number of shares sold in 2011	Number of shares held at the end of 2011 (or as of the date on which individual left post, if before)
Telecom Italia S.p.A.	Ordinary	92,440	2,190	—	94,630
Telecom Italia S.p.A.	Savings	119,584	—	—	119,584
Telecom Italia Media S.p.A.	Ordinary	34	—	30	4

* * *

As of May 4, 2012 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

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

On May 22, 2003, taking into account the proposed merger of Telecom Italia into Olivetti S.p.A., a Decree by the Minister of Economy and Finance, in agreement with the Minister for Productive Activities, maintained the power of approving the acquisition of major shareholding in the company’s voting capital (3% of Telecom Italia’s voting share capital or more) and the power of veto over resolutions to dissolve the company, approve mergers, demergers or dispositions of the business, transfer the registered office abroad, change the corporate purposes or amend and modify the special powers. On the other hand, the Treasury’s power to approve major shareholders’ agreements and the power to appoint one Director and one Statutory Auditor were relinquished.

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

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

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

As a result of the ruling by the European Court of Justice the Prime Minister’s Decree dated June 10, 2004 was amended on May 20, 2010. As a result of these amendments, presently the special powers may only be exercised when justified by substantial and compelling reasons of general interest, particularly with regard to public order, security, health and defense, as appropriate and proportionate to the protection of those interests.

On March 15, 2012 the Legislative Decree no. 21/2012 was published, containing “Regulations relating to the special powers on share ownership in the sectors of defence and national security, and regarding activities of strategic importance in the energy, transport and communication sectors”. The regulations provide that, at the moment the implementing decrees come into force identifying “the networks and systems, goods and relationships of strategic importance for the communications […] sector”, the statutory clauses on special powers will cease to have effect to be replaced by these regulations. In brief, the new regulations will provide:

•

a power granted to the Italian Government to impose conditions and possibly to oppose the purchase, for any reason whatever, by non-EU citizens, of controlling shareholdings in companies which hold strategic assets identified as above in the Prime Ministerial decree referred to above. The right to purchase will in any case be permitted solely on condition of reciprocity in the purchaser’s home jurisdiction;

•

a power of veto granted to the Italian Government (including through prescriptions or conditions) on any resolution, act or transaction which has the effect of modifying the ownership, control or availability of said strategic assets or changing their use, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets or their assignment by way of guarantee.

Item 7. Major Shareholders and Related-Party Transactions	Related-Party Transactions

7.2    RELATED-PARTY TRANSACTIONS

There are no significant transactions with related parties, including intragroup transactions, which are non recurring or unusual and/or atypical in nature. Such transactions, when not dictated by specific laws, are usually conducted at arm’s length.

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

For further details, please see “Note—Contingent liabilities, other information, commitments and guarantees” to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

Item 9.    LISTING

9.1    TRADING OF TELECOM ITALIA ORDINARY SHARES AND SAVINGS SHARES

The principal trading market for the Ordinary Shares and the Savings Shares is on Telematico, an automated screen trading system managed by Borsa Italiana (See “—9.2 Securities Trading in Italy”).

Ordinary and Savings Share ADSs, each representing respectively ten Ordinary Shares and ten Savings Shares have been listed on the NYSE since August 4, 2003. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Ordinary Share ADSs and the Savings Share ADSs.

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2007.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2007:
First Quarter	2.426	2.108	31.71	27.88
Second Quarter	2.430	2.031	32.53	27.01
Third Quarter	2.164	1.9	30.59	25.43
Fourth Quarter	2.237	2.066	32.83	29.06
2008:
First Quarter	2.143	1.212	31.18	18.82
Second Quarter	1.485	1.257	23.54	19.38
Third Quarter	1.347	1.05	21.27	14.8
Fourth Quarter	1.169	0.759	16.25	9.53
2009:
First Quarter	1.193	0.780	16.54	9.64
Second Quarter	1.048	0.920	14.36	11.96
Third Quarter	1.253	0.946	18.50	13.13
Fourth Quarter	1.218	1.05	17.99	15.15
2010:
First Quarter	1.138	1.019	15.91	13.97
Second Quarter	1.134	0.889	15.46	10.50
Third Quarter	1.089	0.89	14.08	11.2
Fourth Quarter	1.109	0.951	15.61	12.32
2011:
First Quarter	1.144	0.984	15.94	13.13
Second Quarter	1.090	0.897	15.65	12.69
Third Quarter	0.953	0.728	13.93	10.00
Fourth Quarter	0.941	0.768	13,51	10.18
2012:
January	0.870	0.774	11.11	10.17
February	0.886	0.772	11.87	10.21
March	0.923	0.849	12.3	11.07
April	0.892	0.804	11.98	10.43
May (through May 4, 2012)	0.850	0.838	11.01	10.97

Source: Reuters data

At the close of business on May 4, 2012 there were 36,083,820 Ordinary Share ADSs outstanding held by 125 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 36,074,774 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2007.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2007:
First Quarter	2.026	1.812	26.35	23.53
Second Quarter	1.987	1.625	26.32	21.42
Third Quarter	1.753	1.509	24.35	19.76
Fourth Quarter	1.801	1.599	26.41	22.86
2008:
First Quarter	1.609	0.942	23.57	14.75
Second Quarter	1.179	1.016	18.52	15.63
Third Quarter	1.067	0.803	16.74	11.27
Fourth Quarter	0.811	0.552	11.34	6.71
2009:
First Quarter	0.859	0.610	12.04	7.51
Second Quarter	0.814	0.633	10.91	8.59
Third Quarter	0.875	0.665	12.91	9.25
Fourth Quarter	0.861	0.749	12.77	10.78
2010:
First Quarter	0.880	0.762	12.02	10.62
Second Quarter	0.900	0.714	12.19	8.49
Third Quarter	0.888	0.722	11.43	9.23
Fourth Quarter	0.893	0.802	12.59	10.49
2011:
First Quarter	1.014	0.822	14.18	10.83
Second Quarter	0.959	0.766	13.76	10.91
Third Quarter	0.806	0.667	11.73	9.17
Fourth Quarter	0.788	0.656	11.27	8.46
2012:
January	0.731	0.640	9.45	8.51
February	0.720	0.634	9.73	8.42
March	0.752	0.691	9.93	9.09
April	0.744	0.667	9.95	8.64
May (through May 4, 2012)	0.699	0.692	9.30	8.85

Source: Reuters data

At the close of business on May 4, 2012, there were 29,509,037 Savings Share ADSs outstanding held by 19 registered holders.

One of the registered holders is the Depository Trust Company (“DTC”) which holds 29,502,091 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On May 4, 2012 the Noon Buying Rate for the Euro was U.S.$ 1.3091 = €1.00.

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

Item 10.    ADDITIONAL INFORMATION

10.1    CORPORATE GOVERNANCE

GENERAL

The Company’s corporate governance system is made up of a series of principles, rules and procedures drawn from applicable laws and regulations and from international best practices. The system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana, has been implemented with the adoption of codes, regulations and policies covering the activity of all the organizational and operational components of the Company. Most of these documents are available in an English language version on the Internet at www.telecomitalia.com under “Governance”.

According to applicable Italian law, listed issuers shall annually disclose information on their compliance with codes of conduct issued by regulated stock exchange companies (such as the aforementioned Corporate Governance Code by Borsa Italiana) or by trade associations.

❖	CHANGES IN THE REGULATORY FRAMEWORK

Law no. 120 of July 12, 2011, amending articles 147-ter and 148 of Legislative Decree no. 58 of February 24, 1998, set forth the principle of gender balance in the Board of Directors and Board of Auditors of listed companies. The rule is mandatory for three periods of office from the first subsequent renewal one year after the regulations came into force (in August 2011) and requires that one fifth of the persons appointed in the first period of office, and one third of those appointed for the following two periods of office be reserved for the less represented gender, rounding up fractions to the nearest whole number, as detailed by Consob Resolution no. 18079 of 20 January 2012 (new article 144-undecies of the Issuer Regulations).

The Shareholders’ Meeting to be held on July 15, 2012 will discuss a proposal to amend the Company’s bylaws consistently with the aforementioned gender diversity principle.

As already pointed out, the Company complies with the recommendations set forth by the Code of Self Discipline of the Committee for Corporate Governance of Borsa Italiana. Such document was amended in December 2011, with significant changes regarding internal controls, to be implemented by the issuers by the end of 2012. Work is in progress to this end.

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

Item 10. Additional Information	Corporate Governance

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

Item 10. Additional Information	Corporate Governance

Since 2002, the Company has adopted guidelines for carrying out transactions with related parties in order to ensure both procedural and substantial fairness and transparency.

On November 4, 2010 the Board of Directors introduced the set of procedures currently in force, as per Consob regulation No. 17221 of March 12, 2010, and thus superseded the rules that the Company had voluntarily adopted in 2006. In addition to “related parties”, as defined by Consob and IAS 24, the new procedure (effective as from January 1, 2011) must also be applied—for self-regulatory principles—to participants in shareholders’ agreements that regulate candidacy to the position of Director of Telecom Italia, in the case of a majority slate. The new procedure classifies the transactions in different categories and, according to this classification, different assessment and approval procedures are applied, if these transactions are to be carried out with related parties.

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

As the body primarily responsible for the internal control system, the Board of Directors avails itself of the above-mentioned Committee and:

•

the internal audit function, which up to December 31, 2011 was entrusted to the consortium company Telecom Italia Audit & Compliance Services, that as from January 1, 2012 has been merged with and into Telecom Italia; and

•

with reference to internal controls over financial reporting, on December 2, 2009 the Board of Directors appointed Andrea Mangoni, as manager responsible for preparing the Company’s financial reports. Following the expiry of his mandate, as a result of the renewal of the Board of Directors, he was reconfirmed in his position at the Board meeting of May 5, 2011. The powers and responsibilities of this position are specified in a special set of rules which are posted in the Governance section of the Company’s website www.telecomitalia.com.

The Board of Directors at its meeting on April 13, 2011 charged the Deputy Chairman with responsibility over the internal control system; according to the same logic as inspired the amendments made to the Self-Regulatory Code of Borsa Italiana in December 2011, the Deputy Chairman exercises his role not as such, but in terms of representing the Board of Directors in its entirety towards the various actors in the internal control system. The institution and maintenance of the internal control system are assigned to the Executive directors, each with respect to the area delegated to him or her, and to the manager responsible for preparing the Company’s financial reports for the corresponding area, so as to ensure the overall adequacy of the system and its practical functionality, in a risk-based perspective, which is also taken into account in determining the agenda for the Board’s proceedings.

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

Through May 14, 2012, in 2012 the Board of Directors has had 5 meetings.

When board meetings are to be held, documentation permitting effective participation in the proceedings is provided well in advance, subject to circumstances of the case (as a rule, the Friday preceding the day on which the meeting is to be held, which is normally a Thursday), to enable informed participation in the meetings. When required by the subjects discussed, representatives of the Company management or external consultants are invited to take part, who ensure the necessary technical and professional support.

Item 10. Additional Information	Corporate Governance

Appointment of Directors

As noted above, Telecom Italia’s bylaws (Article 9) provide for the Board of Directors to be elected by the Shareholders’ Meeting through a slate system, which is presently mandatory under Italian law.

The slate system is designed to ensure the presence on the Board of Directors of persons drawn from slates presented by minority shareholders. Shareholders who together hold at least 0.5% of the ordinary share capital (or the different stake annually required to this end by Consob), can put forward slates of candidates. The slates and the accompanying documentation (such as the curricula vitae of the candidates) must be filed at the Company’s registered office at least 25 days and made available to the public at least 21 days before the date scheduled for the shareholders’ meeting. Consob requires the Company to make the slates and the relevant information available to the public at its registered office, at Borsa Italiana and on its website www.telecomitalia.com. According to Telecom Italia’s bylaws, slates of candidates can be put forward also by the outgoing Board of Directors. The Board of Directors is elected as follows:

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

An amendment to the Company’s bylaws will be proposed to the Shareholders’ Meeting to be held on May 15, 2012 to the effect that all slates that present three or more candidates should have a gender ratio of at least 1:3 among the candidates (1:5 on the occasion of the first application). In case the vote on the slates does not fulfill the diversity requirement in the composition of the Board, the appointment of the last of the persons elected from the majority slate who are of the more represented gender will be forfeited, and they will be replaced with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. In any case, should the slate mechanism fail, the Shareholders’ Meeting retains the right to appoint directors by a subsequent vote, applying the legal majorities, so that the so-called gender diversity requirement may in any event be ensured in the composition of the Board.

The shareholders’ meeting held on April 12, 2011, established the number of Telecom Italia directors at 15 and appointed the Board for a three-year period. The slate of candidates proposed by Telco S.p.A. obtained the highest number of votes and therefore 12 out of 15 of Telecom Italia’s Directors were elected from that slate (Cesar Alierta Izuel, Tarak Ben Ammar, Franco Bernabè, Elio Cosimo Catania, Jean Paul Fitoussi, Gabriele Galateri di Genola, Julio Linares Lopez, Gaetano Miccichè, Aldo Minucci, Renato Pagliaro, Marco Patuano and Mauro Sentinelli); the remaining three directors (Luigi Zingales, Ferdinando Falco Beccalli and Francesco Profumo) were elected from the slate proposed by a group of institutional shareholders. See: Risks associated with Telecom Italia’s ownership chain under “Item 3. Key Information—3.1 Risk Factors”.

With respect to changes to the Board members in 2011, see above “Item 6- Directors, Senior Management and Employees”.

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

Item 10. Additional Information	Corporate Governance

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

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Telco is Telecom Italia’s main shareholder with an interest of 22.39% in the ordinary share capital. In turn Telco is owned by Intesa SanPaolo S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), companies belonging to the Generali Group (30.58%) and Telefónica S.A. (46.18%).

On the basis of information in the public domain, the shareholders of Telco signed an agreement that, among other things, lays down the criteria pursuant to which the board of directors of Telco will approve the list of candidates to be submitted to the shareholders’ meeting of Telecom Italia for the appointment of the directors of Telecom Italia. The criteria are set out below:

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

The agreement among Telco shareholders provides for the Telecom Italia Group and the Telefónica Group to be run autonomously and independently and contains specific provisions to this end. See “Item 7. Major Shareholders and Related-Party Transactions—Item 7.1.1. The Shareholders’ Agreements”.

Independent Directors

At least two members of the Board of Directors must satisfy the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors. Moreover, Article 5 of the Telecom Italia Self Regulatory Code incorporates by reference the independence criteria set out in the Borsa Italiana’s Corporate Governance Code.

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

Item 10. Additional Information	Corporate Governance

The Board of Directors verifies the independence requirements at the first meeting after the appointment of the Board and subsequently once a year. On the basis of the declarations made by the interested parties and verified by the Board of Directors, at present 6, out of the 15 directors are considered independent, according to the criteria set forth by the Consolidated Law on Finance as well as the criteria set forth by Telecom Italia’s Self-Regulatory Code: Lucia Calvosa, Elio Cosimo Catania, Massimo Egidi, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales. The Board of Auditors verified the correct application of the principles adopted by the Board to evaluate the independence of directors.

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

The Board of Directors entrusted the Executive Directors with the following powers and responsibilities:

•	to the Executive Chairman (Franco Bernabè), in addition to legal representation of the Company, as provided for in the bylaws, the following powers:

•	overall governance of the Group, including coordinating the activities of the Chief Executive Officer, and defining the Company’s strategic guidelines;

•	responsibility for extraordinary transactions and extraordinary finance operations to be proposed to the Board of Directors;

•	to the Domestic Managing Director, in addition to legal representation of the Company, as provided for in the bylaws, the responsibility for the overall governance of operations in Italy.

There are no other Telecom Italia executive directors: specifically, on taking up his office, the Deputy Chairman, who has a proxy in the matter of the operation of the internal control system, stated that said proxy should be understood in terms of mere representation, by means thereof, of the Board of Directors as a whole, consequently excluding the assumption of an executive role. As of May 4, 2012, Telecom Italia’s non-executive directors are: Cesar Cesar Alierta Izuel, Tarak Ben Ammar, Lucia Calvosa, Elio Cosimo Catania, Massimo egici, Jean Paul Fitoussi, Gabriele Galateri di Genola, Julio Linares Lopez, Gaetano Miccichè, Aldo Minucci, Renato Pagliaro, Mauro Sentinelli, Luigi Zingales.

As a result of the Telco shareholders’ agreement providing for the Telecom Italia Group and the Telefónica Group to be run autonomously and independently, Cesar Alierta Izuel and Julio Linares Lopez committed not to take part in any discussion or to vote in matters concerning activities of Telecom Italia or Telecom Italia’s subsidiaries in the Brazilian or Argentinean telecommunications markets.

In addition,

•

in compliance with the ANATEL Ruling, issued on October 23, 2007 and subsequently on July 7, 2009, in 2007 the Board of Directors of Telecom Italia adopted an ad hoc internal procedure aimed at assuring the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica. This procedure was subsequently amended and updated in September 2009 and in January 2012; on April 28, 2010, the board of the Brazilian Antitrust Commission (CADE) approved the acquisition by Telco of an indirect minority shareholding in Telecom Italia in 2007, subject to the simultaneous signing of an agreement, by and between all the Telco shareholders—Mediobanca, Generali, Intesa Sanpaolo and Telefónica—and CADE, which was aimed at maintaining the separation and independence of the Telefónica and Telecom Italia groups in the business carried out in Brazil, preserving competition conditions in that market. Tim Brasil executed such agreement exclusively as an intervening party, on behalf of the Telecom Italia Group since the latter was not formally a party of the antitrust proceedings. As occurred for the measures imposed by Anatel, the undertakings given to CADE were incorporated in a special internal procedure (as per a resolution by the Board of Directors on May 6, 2010), amended in January 2012;

Item 10. Additional Information	Corporate Governance

•

as a result of having reached an agreement with the Argentinean authorities, a further procedure was introduced by the Board of Directors of Telecom Italia on November 4, 2010, taking into account the undertakings by the Group toward Argentina’s CNDC to obtain approval of the transfer of 8% of Sofora S.A. to Telecom Italia International N.V. These commitments were aimed at maintaining the separation and independence of the Telefónica and Telecom Italia groups in the activities carried out in Argentina. Please see “Item 7. Major Shareholders and Related Party Transactions 7.1.1. The Shareholders’ Agreement”.

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

With regard to the composition, while the Executive Committee consists of the Executive Directors (Executive Chairman and Domestic CEO) and of non-executive directors, with the Chairman of the Committee being the Chairman of the Board of Directors, both the Internal Control and Corporate Governance Committee and the Nomination and Remuneration Committee are composed of non-executive directors the majority of which are required to be independent directors, including at least one drawn from a minority list.

Executive Committee

The Executive Committee was established on April, 15, 2008 and is composed of the Executive Directors (who coordinate the Committee’s activity with the management) and non-executive directors. The Committee’s Chair is entrusted to the Chairman of the Board of Directors.

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

•

expresses its opinion on the proposals for appointing, removing and assigning duties to the person responsible for internal control and the manager responsible for preparing the Company’s financial reports;

•	defines the procedures and time limit for conducting the “board performance evaluation”; and

•	performs the additional tasks that may be assigned to it by the board of directors.

Nomination and Remuneration Committee

The Committee is charged with putting forward proposals for the remuneration of the directors who hold particular offices, division of the overall amount set forth by the Shareholders’ Meeting as the annual remuneration for the Board as a whole and criteria for the remuneration of the Company’s senior management and with the nomination of candidates for the Board of Directors in the event of replacement of an independent board member.

Item 10. Additional Information	Corporate Governance

For more information concerning the remuneration of directors and top management see “Item 6. Directors, Senior Management and Employees—6.6 Compensation of Directors, Officers and Members of the Board of Auditors”.

Internal Control System

The internal control system is a set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the main risks, allows the sound and fair operation of the company in line with the pre-established objectives. As such this process is aimed at pursuing the values of both procedural and substantial fairness, transparency and accountability, which are considered key factors for managing Telecom Italia’s business, in compliance with the Code of Conduct and Ethics of the Group and the Company’s Self-regulatory Code. This process, constantly monitored with a view to progressive improvement, is intended to ensure, in particular, the efficiency of company operations and entrepreneurial conduct, its transparency and verifiability, the reliability of information and management and accounting data, and compliance with applicable laws and regulations as well as the safeguarding of company integrity and its assets, in order to prevent fraud against the Company and the financial markets.

The Board of Directors, insofar as it is responsible for the internal control system, sets the guidelines, verifying its adequacy, effectiveness and proper functioning, so that the main company risks (operational, compliance-related, economic and financial) are properly identified and managed over time.

In the exercise of its responsibility for the internal control system the Board avails benefits from the activities of the Committee for internal control and corporate governance, but also of a Manager who is given an adequate level of independence and suitable means for performing his function. The Manager supports the Board in assessing the adequacy and effectiveness of the control system, and consequently proposes corrective measures in case of irregularities, deficiencies and malfunctions.

In particular the Internal Control Manager:

—

reports on his work to the Director delegated for this purpose, to the Committee for Internal Control and Corporate Governance and to the Board of Auditors. In particular, he reports on how risk is managed, as well as on compliance with established plans for risk mitigation, and expresses his assessment on the suitability of the internal control system for achieving an acceptable overall risk profile;

—	he carries out checks, including at the request of the executive responsible for preparing the Company accounting documents;

—

he has a role in ensuring respect for the principles and values expressed in the Code of Conduct and Ethics, by handling reports from employees, collaborators, consultants, employers and third parties in business relationships with the Group on violations of laws or regulations, of the Code of Conduct and Ethics, and of internal procedures, as well as irregularities or negligence (including accounting), and promoting the most appropriate resulting initiatives, including the proposal to impose sanctions.

The oversight role of the internal control Manager is directed towards expressing an assessment in terms of reasonable certainty about the capacity of the internal control system to impact on the actual achievement of the objectives assigned to individual company structures (effectiveness profile), taking account of the rational use of resources for their realization (efficiency profile) in the light of the (qualitative/quantitative) risk factors present and the probability of their affecting the achievement of those objectives.

Up until December 31, 2011 the role of internal control manager was assigned to Telecom Italia Audit & Compliance Services S.c.a r.l., whose shareholders were Telecom Italia itself and Telecom Italia Media, with shareholdings respectively of 81.82% and 18.18%. In August 2011, the boards of directors of Telecom Italia and the consortium company approved a merger plan for the merger of the consortium company into Telecom Italia, consistently with a logic of concentrating activities and expertise in the matter of internal controls in the parent company. The merger process was finalized and took effect as of January 1, 2012.

As from 2005 the Group Compliance Officer performs a role of liaison and coordination among the plans for the improvement of the Group’s internal control system and is responsible for monitoring and facilitating the relationship between management and the internal control system.

Item 10. Additional Information	Corporate Governance

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

In convening the Shareholders’ Meeting to be held on May 15, 2012, which will resolve—among other things—on the appointment of the Board of Statutory Auditors for the three-year term 2012-2014, the Board of Directors pointed out that it is in favour of making use of the opportunity offered by law no. 183 of November 12, 2011 for the Board of Auditors to act as Supervisory Panel on the 231 Organizational Model, to the effect that such a responsibility will be granted to the newly-appointed Statutory Auditors.

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

In addition to that, law no. 183 of November 12, 2011 allows the Board of Auditors to act as Supervisory Panel on the 231 Organizational Model, and the Board of Directors already made clear it intends to make use of this opportunity.

In 2011 the Board of Auditors met 34 times; 5 times jointly with the Internal Control and Corporate Governance Committee. In addition, its members participated in the meetings of the Board of Directors and the Executive Committee and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

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

Item 10. Additional Information	Corporate Governance

An amendment to the Company’s bylaws will be proposed to the Shareholders’ Meeting to be held on May 15, 2012 to the effect that all slates that present three or more candidates should have a gender ratio of at least 1:3 among the candidates (1:5 on the occasion of the first application). In case the vote on the slates does not fulfill the diversity requirement in the composition of the Board, the appointment of the last of the persons elected from the majority slate who are of the more represented gender will be forfeited, and they will be replaced with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. In any case, should the slate mechanism fail, the Shareholders’ Meeting retains the right to appoint auditors by a subsequent vote, applying the legal majorities, so that the so-called gender diversity requirement may in any event be ensured in the composition of the Board.

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

Meetings of Ordinary Shareholders

Holders of Ordinary Shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. At any Shareholders’ Meeting, each holder is entitled to cast one vote for each Ordinary Share held. Votes may be cast personally or by proxy. According to the bylaws, the issuer may designate, for each Shareholders’ Meeting, one or more representatives on whom those entitled to vote may confer a proxy free of charge. The person so designated, and the necessary operating instructions, shall be stated in the notice calling the meeting. Holders of Ordinary Shares can also vote by mail or, if so specified in the notice of the specific meeting and in the ways specified therein.

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

Presently Telecom Italia’s Bylaws grant the ordinary Shareholders’ Meeting the power to authorise the execution of transactions with parties related to the Company, as per the specific procedure governing related-party transactions adopted by the Board of Directors on November 4, 2010. More specifically, with respect to transactions of major importance, this procedure requires the approval by the Board of Directors, subject to the prior approval of a Committee comprised of all the independent directors. In case this Committee gives a negative opinion on interest and conditions of a transaction of major importance, and this opinion is not superseded through a so called double majority at the meeting of the Board (a “general” majority, of all the Directors at the meeting, and a “specific” one, of Independent Directors in non-related positions), in order to be carried out the transaction of major importance, even if authorized by the Board, must be authorized by the shareholders’ meeting. There it must obtain the favourable vote of the majority of the non-related shareholders entitled to vote.

It is compulsory for issuers to publish their annual report within 120 days of the close of their fiscal year; if the bylaws so provide (and this is the case in Telecomm Italia), the approval by the annual general meeting can follow, but in any event the annual general meeting must take place no later than 180 days after the end of the fiscal year.

Extraordinary Shareholders’ Meetings may be called to pass upon proposed amendments to the Bylaws, capital increases, mergers, dissolutions, issuance of convertible debentures (which can also be delegated to the Board of Directors), appointment of receivers and similar extraordinary actions.

As a rule shareholders are informed of all Shareholders’ Meetings to be held by publication of a notice at least 30 days (40 days in case of Shareholders’ Meetings convened to appoint corporate bodies) before the date fixed for the meeting. The notice must be published in at least one national daily newspaper, posted in the issuer’s internet site and filed with the Italian Stock Exchange and Consob. The notice of a Shareholders’ Meeting may specify up to two meeting dates for an ordinary Shareholders’ Meeting and up to three meeting dates for an extraordinary Shareholders’ Meeting (“calls”). Telecom Italia’s bylaws allow the Shareholders’ Meeting to be called in a single call, and—when this is the case—the quorums of second calls of ordinary Shareholders’ Meeting and second calls of extraordinary Shareholders’ Meeting, as the case may be, apply.

Item 10. Additional Information	Corporate Governance

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

In addition to that, shareholders associations composed of at least 50 people, each with no more than 0.1% voting share capital, may collect proxies among their group, without any specific disclosure requirement. In order to facilitate such operation among employee shareholders, the Bylaws provides that special measures will be made available to such shareholders associations in order to facilitate dissemination of information about solicitation and proxy collection operations.

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

The issuer’s by-laws can admit attendance to Shareholders’ Meeting via electronic means. According to an amendment passed on April 12, 2011 the Company’s bylaws provide that, if the notice of the meeting specifies it and in the ways described therein, Ordinary Shareholders may also vote electronically, in advance of the meeting.

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

Item 10. Additional Information	Corporate Governance

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

The Shareholders’ Meeting on May 6, 2004 adopted a set of Rules of Proceeding, which apply to both Ordinary and Extraordinary meetings, which were amended by the shareholders’ Meeting of April 12, 2011. The current version of the Rules is posted on the Company’s website under “Governance”.

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

Item 10. Additional Information	Corporate Governance

With reference to the preparation of the financial statements for 2011, the procedures for the Preparation of the Telecom Italia 2011 annual report for Italian purposes and Telecom Italia 2011 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Internal control and Corporate Governance Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

Regulations concerning updated reporting, record-keeping and restrictions on the use of, among other things, cash and bearer instruments are to be found in legislative decree no. 231 dated November 21, 2007, as amended and supplemented from time to time (“decree 231/2007”), which implemented in Italy the Anti-Money Laundering Directives nos. 2005/60/CE and 2006/70/CE.

Article 49 of decree 231/2007 provides that the transfer of cash, bearer bank or postal passbooks and bearer instruments in Euro or foreign currency, effected for any reason between different parties (resident or non-resident) (a “Transfer”), is forbidden when the total amount is equal to or greater than 1,000 euros. A Transfer is also forbidden when carried out through multiple payments—each lower than the 1,000 euros threshold—that appear designed to circumvent such prohibition. A Transfer may only be executed through banks, electronic money institutions and “Poste Italiane S.p.A.” (Italian Mail) (collectively, the “Authorized Operators”). Within 30 days of their knowledge, the Authorized Operators must promptly notify the Ministry of Finance of any breach of the provisions set out in article 49 of decree 231/2007. The Ministry of Finance, in turn, must immediately notify the Italian Revenue Agency of the abovementioned breaches, so as to allow the Italian Tax Agency to carry out proper tax investigations.

In addition, when the total amount of a Transfer is equal to or greater than 15,000 euros, the Authorized Operators are required to (i) duly identify the customer and the beneficial owner (if any) on the basis of documents, data or information deriving from an independent and reliable source, (ii) set up a “Data Processing Archive” (“Archivio Unico Informatico”) which contains a copy of any document required for the customer’s and beneficial owner’s identification, (iii) notify the Financial Intelligence Unit (“Unità di Informazione Finanziaria”) of the Bank of Italy of any suspicious operation, where possible, before carrying out the Transfer and (iv) keep record of the information under point (i) above for ten years following the Transfer. The breach of such provisions under decree 231/2007 may trigger criminal and administrative sanctions: criminal sanctions are imposed for offenses such as breach of customer identification obligations and recording duties and breach of the requirement to disclose the fact that a suspicious transaction was reported; administrative sanctions are imposed for offenses such as failure to set up the Data Processing Archive and to report the suspicious transactions to the Financial Intelligence Unit.

The Financial Intelligence Unit keeps records of all reports (including those without merit), for ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

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

Recent amendments

The shareholders’ meeting held on April 12, 2011 resolved upon a number of amendments aimed at adapting the bylaws to the regulations introduced with the implementation of the so-called Shareholders’ Rights Directive into Italian law (legislative decree no. 27/2010), and to legislative decree no. 39/2010 on the legal auditing of company accounts (thus completing the work done directly by the Board of Directors on September 30, 2010). Such amendments were described in the Form 20-F for the year 2010.

Item 10. Additional Information	Description of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of May 4, 2012, the subscribed and fully paid-up capital stock was equal to 10,693,628,019.25 euros divided into 13,416,839,374 Ordinary Shares and 6,026,120,661 Savings Shares, each with a par value of 0.55 euros.

For five years starting from April 29, 2010 the Directors may increase the share capital as follows:

–

to service the implementation of the “2010-2015 Long-Term Incentive Plan,” (i) by the issuance for cash of new ordinary shares with a par value of Euro 0.55 each, ranking pari passu, in the maximum amount of 5,000,000 euros, excluding the right of pre-emption pursuant to Art. 2441, paragraph 8, of the Civil Code, and Art. 134, paragraph 2, of Legislative Decree no. 58/1998, to be reserved for the respective beneficiaries, and therefore subsequently (ii) in the maximum amount of 5,000,000 euros by the allotment of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issuance of the number of ordinary shares with a par value of Euro 0.55 each necessary for the allotment of one bonus share for every share subscribed for cash as described above by employee beneficiaries of the “2010-2015 Long-Term Incentive Plan,” within the time periods and under the terms and conditions provided for therein.

With respect to the capital increase for cash, the Board of Directors shall set subscription price (including any premium) in accordance with the “2010-2015 Long-Term Incentive Plan,” respectively, and it shall also set suitable time limits for its subscription, providing that if the increase resolved is not fully subscribed within that time limits, the capital will be increased by an amount equal to the subscriptions received up to such time.

For five years starting from April 12, 2011 the Directors may increase the share capital to service the “Long Term Incentive Plan 2011” as follows, as approved by the Company Shareholders’ Meeting of that date:

–

(i) for cash, by the issue of new ordinary shares of Euro 0.55 par value each, with regular dividend entitlement, up to a maximum amount of 5,000,000 euros, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of legislative decree no. 58/1998, to be reserved for some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of 5,000,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, by the issue of a sufficient number of ordinary shares for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”;

–

up to a maximum amount of 5,500,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2011” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2011”.

Regarding the increase in capital for cash, the Board of Directors shall establish the share issue price (inclusive of the share premium) in accordance with the provisions of the “Long Term Incentive Plan 2011”, and shall also set the period of time within which they may be subscribed, providing that, if the resolved increase should not be fully subscribed within said period of time, the share capital shall be understood to have been increased by an amount equal to the subscriptions received up until that date.

For five years starting from April 8, 2009 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of 880,000,000 euros by means of cash issues, with or without a share premium, of up to a maximum of 1,600,000,000 ordinary shares with a par value of €0.55 each

(i)	to be offered with the right of pre-emption to persons having entitlement; or, including just a part thereof,

(ii)

to employees of Telecom Italia S.p.A. and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134(2) of Legislative Decree 58/1998.

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

Item 10. Additional Information	Description of Capital Stock

The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from April 8, 2009, bonds convertible into ordinary shares to be offered with the right of pre-emption to persons having entitlement up to a maximum nominal amount of 1,000,000,000 euros.

In connection with a new 2012 long-term incentive plan, for the part of it which will be reserved to employees, the Shareholders’ Meeting to be held on May 15, 2012 will be asked to authorize the Board of Directors—by amending Article 5 of the Bylaws—to increase the Company’s share capital:

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

As of May 4, 2012, Telecom Italia owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. holds another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

The Shareholders’ Meeting held on April 12, 2011 authorized the Board of Directors for a period of 18 months to purchase, in one or more tranches and at any time, savings shares of Telecom Italia S.p.A., within the quantitative limits laid down by law and in any event within a maximum expenditure limit of Euro 800,000,000. The purchases may be effected on regulated markets either according to operative procedures which do not permit direct matching of purchase dealing orders with predetermined selling orders or through purchase and sale of derivative instruments negotiated in regulated markets which require the physical delivery of the underlying shares, as described above. The Board was also authorized to sell the savings treasury shares, once purchased, within the same 18-month time limit.

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

Income Tax

As a general principle, non-resident taxpayers are liable to Italian income tax with respect to income which is treated as arising in Italy, unless such income is subject to a final withholding tax deducted by the payer of the income. Payments of dividends which take place on or after January 1, 2012, either to holders of Ordinary Shares and applicable ADSs or to holders of Savings Shares and applicable ADSs, who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 20% final withholding tax. The obligation to withhold such tax is imposed on the resident company/intermediary paying the dividends. Dividends paid prior to January 1, 2012 were subject to withholding tax at a rate of 12.5% if paid to holders of Savings Shares and applicable ADSs or at a rate of 27% if paid to holders of Ordinary Shares and applicable ADSs.

All shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as Telecom Italia Shares, instead of the withholding tax mentioned above, a substitute income tax will apply at the same tax rates as the above-mentioned withholding tax. This substitute income tax is levied by, and under the responsibility of, the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system. With respect to any dividends paid within the above mentioned centralized deposit, Telecom Italia assumes no responsibility for the withholding of tax at the source (and application of tax treaties, as stated below) as such responsibility lies entirely on the Italian authorized intermediaries with whom the securities are deposited.

Non-resident holders of Ordinary Shares and applicable ADSs have the right to recover within 48 months from the date of payment of the Italian substitute income tax, up to one-fourth of such 20% substitute tax on their dividend income, upon providing adequate evidence, certified by the tax authorities in their home country, that they paid a corresponding amount of income tax in their home country on the same dividend income.

These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under an income tax treaty, including the Treaty.

U.S. resident beneficial owners of Shares (either Ordinary or Savings Shares) and related ADSs may be entitled to a reduced tax rate on their dividends under the Treaty. Where a U.S. resident owner: (i) qualifies for the benefits of the Treaty and meets all the requirements of the Treaty provision dealing with limitation on benefits, (ii) is the actual beneficial owner of the dividends, and (iii) the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty generally provides that Italian taxes cannot exceed 15% of the gross amount of the dividend (this 15% rate may be reduced to 5% when the beneficial owner of the dividends is a U.S. company which has owned at least 25 percent of the voting stock of the company paying the dividends for a 12-month period ending on the date the dividend is declared).

Item 10. Additional Information	Taxation

To obtain the reduced tax rate afforded by the Treaty, a beneficial owner of Telecom Italia Shares or ADSs must provide, before the dividend is paid (usually, according to the intermediary instructions), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following documentation:

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

If the holder of Telecom Italia Shares or ADSs fails to obtain the reduced rate provided by the Treaty at the time the dividend is paid, a refund equal to the difference between the Treaty rate and the Italian tax, withheld at the payment of dividends, may be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities.

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

The relevant percentage is calculated taking into account the shareholdings sold during the prior 12-month period (the period starting from the day on which the taxpayer holds shareholding higher than the abovementioned percentages of 2% or 5%).

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

With respect to listed shares, the value for inheritance and gift tax purposes is the average stock exchange price of the last quarter preceding the date of the succession or of the gift (increased by the interest accrued during the interim). With respect to unlisted shares, the value is determined proportionally to the equity resulting from the last approved balance sheet of the company.

There is currently no gift tax convention between Italy and the United States.

Registration Tax

Contracts relating to the transfer of securities are subject to the registration tax as follows: (i) public deeds and notarized deeds are subject to fixed registration tax at a rate of 168 euros; (ii) private deeds are only subject to registration tax in case of use or voluntary registration.

Stamp taxes and duties

As of January 1, 2012, the new law on stamp duty on securities and financial products entered into force. Such stamp duty applies on a yearly basis at the rate of 0.1 per cent for 2012 and of 0.15 per cent for subsequent years on the market value or—if no market value is available—on the nominal value or the redemption amount of any financial product or financial instruments (including the shares or ADSs). The stamp duty cannot be lower than Euro 34.2 and, in year 2012 only, cannot exceed Euro 1,200. The actual scope of such stamp duty is currently uncertain since a Decree of the Ministry of Finance will specify the implementing provision of such new stamp duty. Based on the wording of the law, it may be argued that the stamp duty applies to both Italian resident shareholders and to non-Italian resident shareholders, to the extent that the shares or ADSs are held with an Italian-based financial intermediary.

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

Item 10. Additional Information	Taxation

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of the voting stock of Telecom Italia;

•	persons who acquired Telecom Italia Shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding Telecom Italia Shares in connection with a trade or business conducted outside of the United States.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Telecom Italia Shares or ADSs who is eligible for the benefits of the Treaty and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Item 10. Additional Information	Taxation

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

Passive Foreign Investment Company Rules

Telecom Italia believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2011. However, since PFIC status depends upon the composition of Telecom Italia’s income and assets and the market value of Telecom Italia’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telecom Italia will not be a PFIC for any taxable year. If Telecom Italia were a PFIC for any taxable year during which a U.S. Holder held Telecom Italia Shares or ADSs, certain adverse tax consequences could apply to the U.S. Holder.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their Telecom Italia Shares or ADSs.

Item 10. Additional Information	Taxation

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

Item 12. Description Of Securities Other Than Equity Securities

Direct and indirect payments made by J.P. Morgan to Telecom Italia in relation to the Company’s ADR program

J.P. Morgan, as Depositary, has agreed to reimburse the Company for reasonable expenses incurred related to the Company’s ADR Program including legal fees, investor relations servicing, investor relations presentations, broker reimbursements, ADR related advertising and public relations, accountant’s fees and other bona fide third party expenses. In 2011 the Depositary reimbursed the Company in the amount of US$1,000,000, all of which was used to cover accounting fees incurred in connection with the preparation of the 2009 Form 20-F.

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

Item 15.    CONTROLS AND PROCEDURES

15.1.    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Executive Chairman and Chief Executive Officer, of the Domestic Managing Director and Chief Operating Officer and of the Head of Administration, Finance and Control & International Development, according to the Company’s 404 Process guidelines (revised also to meet the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report by the Executive Chairman and Chief Executive Officer, the Domestic Chief Executive Officer and Chief Operating Officer and the Head of Administration, Finance and Control & International Development of the issuer, broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Executive Chairman and Chief Executive Officer, the Company’s Domestic Managing Director and Chief Operating Officer and the Company’s Head of Administration, Finance and Control & International Development concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

15.2.    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s Executive Chairman and Chief Executive Officer, the Company’s Domestic Managing Director and Chief Operating Officer and the Company’s Head of Administration, Finance and Control & International Development and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based on management’s assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers S.p.A., the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2011. Their attestation report on internal control over financial reporting is included herein.

Item 15. Controls And Procedures	Changes in Internal Control Over Financial Reporting

15.3.    CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors in office as of May 4, 2012 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6 Directors, Senior Management and Employees—6.3 Board of Auditors”.

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

Item 16C. Principal Accountant Fees And Services

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended December 31, 2011, PricewaterhouseCoopers S.p.A. is serving as Telecom Italia’s independent auditor.

“PricewaterhouseCoopers” means PricewaterhouseCoopers S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the PricewaterhouseCoopers network.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2011 and in 2010.

	Fiscal year ended December 31,
Type of Fees	2011	2010
	(thousand of euros)
Audit Fees(1)	7,853	7,265
Audit-related Fees(2)	422	189
Tax Fees (3)	86	17

Total	8,361	7,471

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

In March 2010, Telecom Italia, together with its Board of Auditors, adopted new Guidelines for the Appointment of external Auditors (the “Group Procedure”). Such procedure became effective concurrently with the appointment of PricewaterhouseCoopers S.p.A. as Telecom Italia’s primary independent auditors.

The above mentioned Group Procedure provides instructions, among other things, for the following:

•	appointment to audit the Company’s financial statements: the appointment is authorized by Telecom Italia’s shareholders’ meeting, acting on a reasoned proposal from the Board of Auditors;

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

Item 16C. Principal Accountant Fees And Services

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

The Board of Auditors has the right to establish guidelines and qualitative and quantitative criteria regarding the appointment of auditors to provide various services, both audit and non-audit services, valid for the entire Group, which it did by requiring the introduction, from January 1, 2012, of an operative procedure which provides for prior examination by the Board of Auditors (even for pre-approved appointments and services) if certain qualitative conditions or when specific quantitative thresholds are exceeded. The Board of Auditors also stated that it will endorse the corresponding determinations adopted by the audit committees of the SEC-registered subsidiary companies, provided that they are made on the basis of rules compliant with the applicable regulations—including United States regulations—and in conformity with the Group Guidelines in the matter.

Furthermore, in accordance with the Group Procedure above, the Manager responsible for preparing the Company’s financial reports (who acts under the supervision of the Telecom Italia Board of Auditors) sends, on a quarterly basis, to the Board of Auditors and the Internal Control and Corporate Governance Committee the information gathered on any Additional Appointments awarded and the services provided. In relation to the above-mentioned appointments, the Board of Auditors and the Internal Control and Corporate Governance Committee may have any verifications of compliance deemed necessary carried out by the Internal Control Manager.

Item 16D. Exemptions From The Listing Standards For Audit Committees Item 16E. Repurchases Of Equity Securities Item 16F. Change In Registrant’s Certifying Accountant

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2011, to December 31, 2011, no purchases were made by or on behalf of Telecom Italia or any affiliated purchaser of Shares or Savings Shares.

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

Article 147-ter of the Italian Consolidated Law on Finance requires boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. Telecom Italia’s Self-Regulatory Code incorporates by reference the same independence criteria set forth by the Borsa Italiana Code. As of May 4, 2012, 6 out of 15 members of the Telecom Italia Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Independent Directors”.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet at least once a year without management present.

Telecom Italia’s Self-Regulatory Code sets forth the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2011 a total of seven such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. As of May 4, 2012 the position is held by Luigi Zingales. For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Executive Directors and Activities of the Board”.

Board of Directors’ Internal Committees.    According to NYSE listing standards, US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Also according to Borsa Italiana’s Corporate Governance Code, the Board of Directors shall establish among its members a Nominating Committee (made up, for the majority, of independent directors) a Remunaration Committee (made up of independent directors or of non executive directors, the majority of which to be independent) and a Control and Risk Committee (made up of independent directors of non executive directors, the majority of which being independent).

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

Article 9 of Telecom Italia’s bylaws provides for the members of the Board of Directors to be elected using the slate system, which permits shareholders, who, alone or together, hold shares representing at least 0.5% of the share capital (or the different stake annually required to this end by Consob), to put forward slates of nominees for the appointment as directors: the system is intended to ensure the presence on the Board of persons designated by minority shareholders. Thus, the Company’s view is that using the slate system meets the needs otherwise served by the creation of a Nominating Committee.

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

Telecom Italia has a Nomination and Remuneration Committee, made up of a majority of independent directors (one of them chosen from a minority slate). Pursuant to the Company’s Self-regulatory Code, also interpreted in the light of best practice, and in accordance with the Self-regulatory Code drawn up by the Corporate Governance Committee of the Borsa Italiana (available at www.borsaitaliana.it), to which the Company adheres, the Remuneration Committee:

•

presents the Board of Directors with proposals for the remuneration of executive directors, (i) for the entire term of office as regards the fixed component and the amount of the variable short-term remuneration, (ii) annually with regard to the short term performance objectives, (iii) from time to time in the event of Senior Executives being involved in incentive measures of a long-term nature;

•

holds discussion with the Human Resources and Organization Department, examining the remuneration policy for all managers (and particularly the remuneration policy of key managers with strategic responsibilities) in the context of the Company’s overall wage policy, with a view to its presentation to the Board of Directors;

•	examines proposals made to the Board of Directors for remuneration plans based on financial instruments;

•

assesses the appropriateness, practical application and consistency of the general remuneration policy, particularly with reference to actual business performance, making suggestions and proposals for any corrective measures;

•

monitors implementation of the decisions adopted by the Board of Directors regarding remuneration, ascertaining the level of achievement of the Senior Executives’ objectives, applying the measurement criteria determined when these objectives were assigned to them;

•	reports to the Board of Directors from time to time, at the next available meeting, on the activities carried out;

•	is entitled to access the information and departments of the company required for the performance of its tasks, as well as to engage external consultants independently.

According to the procedure for transactions with the Company’s related parties, adopted by board resolution of November 4, 2010 (available on the www.telecomitalia.com website, Governance section—Governance System channel), resolutions regarding the remuneration of directors and key managers with strategic responsibilities made in accordance with the remuneration policy submitted for examination by the Shareholders’ Meeting, are not considered to be relevant transactions with related parties and are not therefore subject to the Regulations adopted by Consob by means of resolution no. 17221/2010 and subsequent amendments. The tasks assigned to the board committee by the Telecom Italia procedure are in this case performed by the Committee.

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

A Rule 303A written affirmation to this end was submitted to the NYSE on April 27, 2011. For further details, see also “10.1 Corporate Governance—General—Board of Directors” and “—10.1 Corporate Governance—General—Board of Auditors”.

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

Item 16H.    MINE SAFETY DISCLOSURE

Not applicable.

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

2.2   Trust deed dated January 23, 2004, between Telecom Italia (as Issuer and Guarantor), Telecom Italia Finance (as Issuer) and J.P. Morgan Corporate Trustee Services Limited relating to a 10 billion euros Medium Term Note Program. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.(3)

4.2 Stock Option Plans

(a) Top 2008 Plan—Stock Option Plan reserved to the Chairman and the Chief Executive Officer of Telecom Italia S.p.A.(4)

(b) Performance Share Granting 2008.(5)

(c) Long Term Incentive Plan 2010-2015.(6)

(d) 2010-2014 broad-based employee share ownership plan.(6)

(e) Long Term Incentive Plan 2011.

7.1 Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS.

8.1 List of Subsidiaries.(7)

12(a) Certification by the Executive Chairman of Telecom Italia S.p.A.

Item 19. Financial Statements and Exhibits

12(b) Certification by the Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.

12(c) Certification by the Head of Administration, Finance and Control and International Development of Telecom Italia S.p.A.

13.1 Section 906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on May 8, 2008 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on April 10, 2009 (File No. 001-13882).

(6)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on April 11, 2011 (File No. 001-13882).

(7)	Please see “Note—List of Companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A

By:	/s/ FRANCO BERNABÈ
Name:	Franco Bernabè
Title:	Executive Chairman

Dated May 14, 2012

TELECOM ITALIA S.P.A.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telecom Italia S.p.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Italia S.p.A. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing in Item 15.2 of the 2011 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.p.A.

Rome, Italy

May 14, 2012

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AND 2010—ASSETS

	Note	As of December 31, 2011	As of December 31, 2010
		(millions of euros)
NON-CURRENT ASSETS
Intangible assets
Goodwill	4	36,957	43,923
Other intangible assets	5	8,600	7,936

		45,557	51,859

Tangible assets	6
Property, plant and equipment owned		14,854	15,238
Assets held under finance leases		1,094	1,177

		15,948	16,415

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	7	47	85
Other investments	8	38	43
Non-current financial assets	9	2,949	1,863
Miscellaneous receivables and other non-current assets	10	1,128	934
Deferred tax assets	11	1,637	1,863

		5,799	4,788

TOTAL NON-CURRENT ASSETS (A)		67,304	73,062

CURRENT ASSETS
Inventories	12	447	387
Trade and miscellaneous receivables and other current assets	13	7,770	7,790
Current income tax receivables	11	155	132
Current financial assets	9
Securities other than investments, financial receivables and other current financial assets		1,469	1,754
Cash and cash equivalents		6,714	5,526

		8,183	7,280

Current assets sub-total		16,555	15,589

Discontinued operations/Non-current assets held for sale
—of a financial nature		—	—
—of a non-financial nature		—	389

		—	389

TOTAL CURRENT ASSETS (B)		16,555	15,978

TOTAL ASSETS (A+B)		83,859	89,040

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AND 2010—EQUITY AND LIABILITIES

	Note	As of December 31, 2011	As of December 31, 2010
		(millions of euros)
EQUITY	14
Share capital issued		10,693	10,689
Less: treasury shares		(89)	(89)

Share capital		10,604	10,600
Paid-in capital		1,704	1,697
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		10,483	16,522

Equity attributable to owners of the Parent		22,791	28,819
Non-controlling interests		3,904	3,736

TOTAL EQUITY (A)		26,695	32,555

NON-CURRENT LIABILITIES
Non-current financial liabilities	15	35,860	34,348
Employee benefits	19	850	1,129
Deferred tax liabilities	11	1,056	991
Provisions	20	831	860
Miscellaneous payables and other non-current liabilities	21	1,156	1,086

TOTAL NON-CURRENT LIABILITIES (B)		39,753	38,414

CURRENT LIABILITIES
Current financial liabilities	15	6,091	6,882
Trade and miscellaneous payables and other current liabilities	22	10,984	10,954
Current income tax payables	11	336	235

Current liabilities sub-total		17,411	18,071

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
—of a financial nature		—	—
—of a non-financial nature		—	—

		—	—

TOTAL CURRENT LIABILITIES (C)		17,411	18,071

TOTAL LIABILITIES (D=B+C)		57,164	56,485

TOTAL EQUITY AND LIABILITIES (A+D)		83,859	89,040

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

		Year ended December 31,
	Note	2011	2010	2009
		(millions of euros)
Revenues	24	29,957	27,571	26,894
Other income	25	299	255	280

Total operating revenues and other income		30,256	27,826	27,174

Acquisition of goods and services	26	(12,859)	(11,383)	(11,480)
Employee benefits expenses	27	(3,917)	(4,021)	(3,734)
Other operating expenses	28	(1,859)	(1,422)	(1,345)
Changes in inventories		56	(135)	(15)
Internally generated assets	29	569	547	515
Depreciation and amortization	30	(5,494)	(5,542)	(5,551)
Gains (losses) on disposals of non-current assets	31	3	11	(59)
Impairment reversals (losses) on non-current assets	32	(7,358)	(63)	(12)

Operating profit (loss)		(603)	5,818	5,493

Share of profits (losses) of associates and joint ventures accounted for using the equity method	7	(39)	99	67
Other income (expenses) from investments	33	16	289	(51)
Finance income	34	2,464	3,081	2,561
Finance expenses	34	(4,462)	(5,155)	(4,731)

Profit (loss) before tax from continuing operations		(2,624)	4,132	3,339
Income tax expense		(1,643)	(550)	(1,121)

Profit (loss) from continuing operations		(4,267)	3,582	2,218
Profit (loss) from Discontinued operations/Non-current assets held for sale		(13)	(7)	(622)

Profit (loss) for the year	35	(4,280)	3,575	1,596
Attributable to:
• Owners of the Parent		(4,726)	3,121	1,581
• Non-controlling interests		446	454	15

		Year ended December 31,
		2011	2010	2009
		(Euros)
Basic and Diluted Earnings Per Share (EPS)(*)	36
—Ordinary Share		(0.24)	0.16	0.08
—Savings Share		(0.24)	0.17	0.09
Of which:
—From continuing operations
—Ordinary Share		(0.24)	0.16	0.11
—Savings Share		(0.24)	0.17	0.12
—From Discontinued operations/Non-current assets held for sale
—Ordinary Share		—	—	(0.03)
—Savings Share		—	—	(0.03)

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009 (see Note 14)

		Year ended December 31,
		2011	2010	2009
		(millions of euros)
Profit (loss) for the year	(A)	(4,280)	3,575	1,596

Other components of the Statement of Comprehensive Income:
• Available-for-sale financial assets
– Profit (loss) from fair value adjustments		5	(7)	14
– Loss (profit) transferred to the Separate Consolidated Income Statement		2	5	—
– Income tax expense		(4)	(1)	4

	(B)	3	(3)	18

• Hedging instruments:
– Profit (loss) from fair value adjustments		523	767	(1,504)
– Loss (profit) transferred to the Separate Consolidated Income Statement		(230)	(480)	206
– Income tax expense		(83)	(77)	363

	(C)	210	210	(935)

• Exchange differences on translating foreign operations:
– Profit (loss) on translating foreign operations		(613)	659	964
– Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		75	18	—
– Income tax expense		—	—	—

	(D)	(538)	677	964

• Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
– Profit (loss)		—	109	(71)
– Loss (profit) transferred to the Separate Consolidated Income Statement		—	—	—
– Income tax expense		—	—	—

	(E)	—	109	(71)

Total	(F=B+C+D+E)	(325)	993	(24)

Total profit (loss) for the year	(A+F)	(4,605)	4,568	1,572

Attributable to:
• Owners of the Parent		(4,825)	3,855	1,321
• Non-controlling interests		220	713	251

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

•	CHANGES IN EQUITY IN 2009 (see Note 14)

	Share capital	Paid-in capital	Fair value adjustments on available-for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+e +f+g)	(i)	(h+i)
	(millions of euros)
Balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	12,683	25,598	730	26,328

Changes in equity in the year ended December 31, 2009:
• Dividends approved	—	—	—	—	—	—	(1,029)	(1,029)	(24)	(1,053)
• Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	(110)	(110)	110	—
• Total comprehensive income (loss) for the year	—	—	18	(935)	728	(71)	1,581	1,321	251	1,572
• Grant of equity instruments	—	—	—	—	—	—	2	2	—	2
• Treasury shares	(6)	—	—	—	—	—	(5)	(11)	—	(11)
• Changes in the scope of consolidation	—	—	—	—	—	—	196	196	99	295
• Other changes	—	—	—	—	—	—	(15)	(15)	2	(13)

Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	(110)	13,303	25,952	1,168	27,120

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2010 (see Note 14)

	Share capital	Paid-in capital	Fair value adjustments on available-for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+e +f+g)	(i)	(h+i)
	(millions of euros)
Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	(110)	13,303	25,952	1,168	27,120

Changes in equity in the year ended December 31, 2010:
• Dividends approved	—	—	—	—	—	—	(1,029)	(1,029)	(135)	(1,164)
• Total comprehensive income (loss) for the year	—	—	(3)	210	418	109	3,121	3,855	713	4,568
• Grant of equity instruments	15	8	—	—	—	—	9	32	—	32
• Effect of the Telecom Italia Media share capital increase transaction	—	—	—	—	—	—	3	3	44	47
• Effect arising from the consolidation of Sofora group (Argentina) (*)	—	—	—	—	—	—	—	—	1,948	1,948
• Other changes	—	—	—	—	—	—	6	6	(2)	4

Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	(1)	15,413	28,819	3,736	32,555

(*)	Analyzed in Note 3.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2011 (see Note 14)

	Share capital	Paid-in capital	Fair value adjustments on available-for-sale financial assets	Fair value adjustments on hedging instruments	Exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Equity attributable to Non-controlling interests	Total equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h=a+b+c+d+e +f+g)	(i)	(h+i)
	(millions of euros)
Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	(1)	15,413	28,819	3,736	32,555

Changes in equity in the year ended December 31, 2011:
• Dividends approved	—	—	—	—	—	—	(1,184)	(1,184)	(118)	(1,302)
• Total comprehensive income (loss) for the year	—	—	3	210	(312)	—	(4,726)	(4,825)	220	(4,605)
• Grant of equity instruments	4	7	—	—	—	—	(4)	7	—	7
• Effect of increase in economic stake in Argentina Business Unit	—	—	—	—	—	—	(57)	(57)	(153)	(210)
• Effect of capital operations of Brazil Business Unit companies	—	—	—	—	—	—	19	19	221	240
• Other changes	—	—	—	—	—	—	12	12	(2)	10

Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	(1)	9,473	22,791	3,904	26,695

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

		Year ended December 31,
	Note	2011	2010	2009
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) from continuing operations		(4,267)	3,582	2,218
Adjustments for:
Depreciation and amortization		5,494	5,542	5,551
Impairment losses (reversals) on non-current assets (including investments)		7,365	(116)	27
Net change in deferred tax assets and liabilities		189	(749)	(48)
Losses (gains) realized on disposals of non-current assets (including investments)		(18)	(41)	55
Share of losses (profits) of associates and joint ventures accounted for using the equity method		39	(99)	(67)
Change in employee benefits		(250)	73	(173)
Change in inventories		(36)	96	(30)
Change in trade receivables and net amounts due from customers on construction contracts		3	13	336
Change in trade payables		(164)	(278)	(995)
Net change in current income tax receivables/payables		90	(170)	(1,170)
Net change in miscellaneous receivables/payables and other assets/liabilities		67	(980)	(229)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		8,512	6,873	5,475

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	5	(3,066)	(1,781)	(2,017)
Purchase of tangible assets on an accrual basis	6	(3,029)	(2,802)	(2,526)

Total purchase of intangible and tangible assets on an accrual basis		(6,095)	(4,583)	(4,543)
Change in amounts due to fixed asset suppliers		557	103	619

Total purchase of intangible and tangible assets on a cash basis		(5,538)	(4,480)	(3,924)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(668)	(4)	—
Net cash and cash equivalents arising from the acquisition of control of the Sofora group—Argentina	3	—	392	—
Acquisitions/disposals of other investments	8	(1)	35	(6)
Change in financial receivables and other financial assets		(580)	502	(692)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		51	180	(13)
Proceeds from sale/repayments of intangible, tangible and other non-current assets		435	56	66

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(6,301)	(3,319)	(4,569)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		1,351	957	(1,123)
Proceeds from non-current financial liabilities (including current portion)		4,523	2,007	5,563
Repayments of non-current financial liabilities (including current portion)		(5,290)	(5,842)	(4,260)
Consideration paid for equity instruments		—	—	(11)
Share capital proceeds/Reimbursements (including subsidiaries)		240	67	—
Dividends paid		(1,326)	(1,093)	(1,050)
Changes in ownership interests in consolidated subsidiaries		(211)	—	—

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(713)	(3,904)	(881)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)		—	—	61

AGGREGATE CASH FLOWS (E=A+B+C+D)		1,498	(350)	86
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		5,282	5,484	5,226
Net foreign exchange differences on net cash and cash equivalents (G)		(110)	148	172

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		6,670	5,282	5,484

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(1,381)	(1,392)	(2,301)

Interest expense paid	(3,044)	(3,079)	(3,250)

Interest income received	1,332	1,176	1,025

Dividends received	2	3	4

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
• Cash and cash equivalents—from continuing operations	5,526	5,504	5,396
• Bank overdrafts repayable on demand—from continuing operations	(244)	(101)	(190)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	81	20
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	5,282	5,484	5,226

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
• Cash and cash equivalents—from continuing operations	6,714	5,526	5,504
• Bank overdrafts repayable on demand—from continuing operations	(44)	(244)	(101)
• Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	—	81
• Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	6,670	5,282	5,484

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2011 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

In 2011, the Group applied the accounting policies on a basis consistent with those of the previous years and did not elect the early adoption of any IFRS.

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

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2011 was approved by resolution of the board of directors’ meeting held on March 29, 2012.

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

•	the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

SEGMENT REPORTING

An operating segment is a component of an entity:

(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(b)

whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for Telecom Italia the Board of Directors) to be allocated to the segment and assess its performance; and

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

The term “operating segment” is considered synonymous with “Business Unit”. The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale) as well as the relative support activities in Italy;

•	Brazil: includes mobile (TIM Celular) and fixed (Intelig, TIM Fiber SP and TIM Fiber RJ) telecommunications operations in Brazil;

•	Argentina: includes fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telecommunications operations;

•	Media: includes television network operations and management;

•	Olivetti: includes activities for the manufacture of digital printing systems and office products and Information Technology services;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at December 31, 2011 compared to December 31, 2010 are listed below.

•	Entry of companies in the scope of consolidation:

Company		Business Unit	Month
ADVANCED CARING CENTER S.r.l.	new company	Olivetti	November 2011

TIM FIBER RJ S.A.	new acquisition	Brazil	October 2011

TIM FIBER SP Ltda	new acquisition	Brazil	October 2011

TIERRA ARGENTEA SA (formerly INVERSIONES MILANO)	new acquisition	Other operations	August 2011

4G HOLDING S.p.A.	new acquisition	Domestic	July 2011

4G RETAIL S.r.l.	new acquisition	Domestic	July 2011

FLAGSHIP STORE FIRENZE 1 S.r.l.	new company	Domestic	April 2011

FLAGSHIP STORE VERONA 1 S.r.l.	new company	Domestic	April 2011

FLAGSHIP STORE SANREMO 1 S.r.l.	new company	Domestic	January 2011

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	Exit of companies from the scope of consolidation:

Company		Business Unit	Month
ETI—EURO TELECOM INTERNATIONAL N.V.	liquidated	Other operations	December 2011

ICH—INTERNATIONAL COMMUNICATION HOLDING N.V.	liquidated	Other operations	December 2011

LOQUENDO S.p.A.	sold	Domestic	September 2011

•	Merger of companies:

Company		Business Unit	Month
TELECOM ITALIA SPARKLE LUXEMBOURG S.A.	merged in Telecom Italia Sparkle S.p.A.	Domestic	January 2011

TI UNITED KINGDOM Ltd	merged in Telecom Italia Sparkle S.p.A	Domestic	January 2011

A breakdown by number of the subsidiaries, associates and joint ventures of the Telecom Italia Group at December 31, 2011 and December 31, 2010 is as follows:

	December 31, 2011
	Italy	Abroad	Total
Companies
subsidiaries consolidated line-by-line	45	67	112
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	15	—	15

Total companies	61	67	128

	December 31, 2010
	Italy	Abroad	Total
Companies
subsidiaries consolidated line-by-line	40	68	108
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	15	2	17

Total companies	56	70	126

Further details are provided in Note “List of companies of the Telecom Italia Group”.

NOTE 2—ACCOUNTING POLICIES

•	Going concern

The consolidated financial statements for the year ended December 31, 2011 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	changes in the general macroeconomic condition in the Italian and South American markets;

•	variations in business conditions;

•	changes to laws and regulations (price and rate variations);

•	outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	financial risks (interest rate and/or exchange rate trends);

•

the mix between risk capital and debt capital considered optimal as well as the policy for the remuneration of risk capital, described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

•	Accounting policies and principles of consolidation

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

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the separate consolidated income statement and in the consolidated statement of comprehensive income.

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

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the balance sheet date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the entire disposal of the investment or at the loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

•	Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date of control and measured as the excess of (a) over (b) below:

a)	the aggregate of:

•	the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

•	the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets;

•	in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree;

b)	the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, inter alia, the following:

•	incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;

•

in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate consolidated income statement.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Goodwill initially recorded is subsequently reduced only for impairment losses. Further details are provided in the accounting policy Impairment of tangible and intangible assets—Goodwill, reported below. In case of loss of control of a subsidiary, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Capitalized development costs comprise only expenditures that can be attributed directly to the development process of new products and services and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

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

For a small portion of mobile and broadband offerings, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time;

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 12 and 24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

•	Tangible assets

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its, carrying amount. The excess if any, should be recorded immediately in separate consolidated income statement, conventionally under the line item Depreciation.

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

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the separate consolidated income statement on a straight-line basis over the lease term.

•	Capitalized borrowing costs

Under IAS 23 (Borrowing Costs), the Group capitalizes borrowing costs only if they are directly attributable to the acquisition, construction or production of a qualifying asset, that is an asset that takes a substantial period of time (conventionally more than 12 months) to get ready for its intended use or sale.

Capitalized borrowing costs are recorded in the separate consolidated income statement and deducted from the “finance expense” line item to which they relate.

•	Impairment of intangible and tangible assets

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

•	Financial instruments

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

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

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

•

Cash flow hedge—Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time the hedged transaction affects the separate consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the separate consolidated income statement.

•	Sales of receivables

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

•	Amounts due from customers on construction contracts

Amounts due from customers under construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

•	Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

•	Non-current assets held for sale/Discontinued operations

Non-current assets or disposal groups whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately in the statement of financial position from other assets and liabilities. The corresponding amounts for the previous period are not reclassified.

An operating asset sold (Discontinued Operations) is a component of an entity that has been divested or classified as held for sale and:

•	represents a major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The results arising from Discontinued Operations—whether disposed of or classified as held for sale—are shown separately in the separate consolidated income statement, net of tax effects. The corresponding values for the previous periods, where present, are reclassified and reported separately in the separate consolidated income statement, net of tax effects, for comparative purposes.

Non-current assets or disposal groups classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and the fair value, less costs to sell. Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets or disposal groups classified as held for sale and expensed in the separate consolidated income statement.

An entity shall recognize a gain for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

•	Employee benefits

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

Starting from January 1, 2007, Italian Law introduced for employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute.

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of a “Defined benefit plan”.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers and employees of the Group through equity compensation plans (stock options, long-term incentive plans and broad-based employee share ownership plan). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

•	Provisions

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

•	Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

•	Foreign currency transactions

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

•	Revenues

Revenues include only the gross inflows of economic benefits received and receivable by the entity on its own account. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

Revenues from services rendered

Revenues from services rendered are recognized in the separate consolidated income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably. Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Revenues for delivering information or other content are recognized on the basis of the amount invoiced to the customer, when the service is rendered directly by the Group. In the event that the Group is acting as agent (for example non-geographic numbers) only the commission received from the content provider is recognized as revenue.

Revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the statement of financial position.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Revenues	from sales and bundled offerings

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

A small portion of the offerings in the mobile and broadband businesses are contracts with a minimum contractual period between 12 and 24 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

Revenues	on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

•	Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

•	Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

•	Dividends

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the separate consolidated income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

•	Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group.

Income taxes are recognized in the separate consolidated income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves. In the Statement of comprehensive income the amount of income taxes relating to each item included as “Other components of the Statement of comprehensive income” is indicated.

The income tax expense that could arise on the remittance of a subsidiary’s retained earnings is only recognized where there is the actual intention to remit such earnings.

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for non tax-deductible goodwill and for those differences related to

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Taxes, other than income taxes, are included in “Other operating expenses”.

•	Earnings per share

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted by all dilutive potential shares (for example, the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

•	Use of estimates

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

The accruals connected with legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome.

Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•       the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

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

•	New Standards and Interpretations issued by IASB and in force from January 1, 2011

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following new principles and interpretations (amendments and improvements included), in force from January 1, 2011, govern situations that do not exist within the Group at the date of this consolidated annual report, but may affect the accounting for future transactions or agreements:

•	Amendments to IAS 32 (Classification of Rights Issues);

•	IAS 24 (Related Party Disclosures);

•	Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement);

•	IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments);

•	Improvements to IFRSs (issued by IASB in 2010).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	New Standards and Interpretations issued by IASB not yet in force

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, Amendments and IFRIC interpretations had been published, but their application was not mandatory:

IASB/IFRIC documents	Mandatory application: annual periods beginning on or after
Amendments to IFRS 7 (Disclosures—Transfers of Financial Assets)	January 1, 2012
Amendments to IAS 12 (Income Taxes)	January 1, 2012
Amendments to IAS 1 (Presentation of Financial Statements)	July 1, 2012
IFRS 9 (Financial Instruments)	January 1, 2015
IFRS 10 (Consolidated financial statements)	January 1, 2013
IFRS 11 (Joint Arrangements)	January 1, 2013
IFRS 12 (Disclosure of interests in other entities)	January 1, 2013
IFRS 13 (Fair value measurement)	January 1, 2013
IAS 27 revised (Separate Financial Statements)	January 1, 2013
IAS 28 revised (Investments in associates and joint ventures)	January 1, 2013
Amendments to IAS 19 (Employee benefits)	January 1, 2013
Amendments to IFRS 7 (Disclosures–Offsetting Financial Assets and Financial Liabilities)	January 1, 2013
Amendments to IAS 32 (Offsetting Financial Assets and Financial Liabilities)	January 1, 2014

The applications of Amendments to IFRS 7 (Disclosures—Transfers of Financial Assets) and IAS 12 (Income taxes) are not expected to have a material impact on the consolidated financial statements.

As regards to the remaining standards, amendments and interpretations reported above, the Group is currently assessing the impact of their application.

NOTE 3—BUSINESS COMBINATIONS

YEAR 2011

Acquisition of the 4GHolding group (4GH)

On July 27, 2011, Telecom Italia, after having received authorization from the Antitrust Authority, finalized the acquisition of a 71% interest in the company 4G Holding S.p.A., which in turn holds a 100% interest in 4G Retail S.r.l. The acquisition had a total impact on net financial debt of 27.4 million euros as a result of the outlay of about 8.6 million euros (including incidental expenses) and the consolidation of the financial debt of the acquired companies. The transaction was carried out through TLC Commercial Services S.r.l., a wholly-owned subsidiary of the Parent.

The acquisition of the 4G Holding group, with its approximate 200 points-of-sale located in the most important shopping malls in Italy, will enable Telecom Italia to reinforce its position in the retail distribution market specialized in the sale of telephony equipment and broaden its nationwide presence.

In view of the reciprocal commitments undertaken by the Telecom Italia Group and the actual sole minority shareholder, Gir S.r.l., as regards the future transfer of the shares held by the latter, the accounting effects of the business combination have been calculated based on an economic interest of 100% in the 4GH group and as set forth in IFRS 3, which can be summarized as follows:

•	the measurement of the interest acquired is equal to 16 million euros and is inclusive of the measurement of the future acquisition of the interest held by the minority shareholder;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

all the assets acquired and the liabilities assumed of the acquired group have been measured for their recognition at fair value. During the course of 2012—and in any case within 12 months of the acquisition—the provisional amounts of the assets and liabilities recorded at the acquisition date could be adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. Besides the amounts of the assets acquired and liabilities assumed, goodwill of 16 million euros, was recognized, calculated as illustrated in the following table:

		Fair Value amounts
		(millions of euros)
Measurement of consideration	(A)	16
Value of assets acquired	(B)	67
Value of liabilities assumed	(C)	(67)

Goodwill	(A-B-C)	16

The most important acquisition-date amounts of the assets and liabilities of the 4GH group are summarized as follows:

4GH group—acquisition-date amounts

		Fair Value amounts	Carrying amounts
		(millions of euros)
Goodwill deriving from business combinations		16	—
Other non-current assets		22	29
Current assets		45	45

Total assets	(A)	83	74
Total non-current liabilities		12	5
Total current liabilities		55	55

Total liabilities	(B)	67	60

Net assets	(A-B)	16	14

Had the acquisition been finalized on January 1, 2011, higher revenues of about 30 million euros would have been recorded in the consolidated financial statements of the Telecom Italia Group without any significant effects on the net loss for the year.

Acquisition of Tim Fiber SP and Tim Fiber RJ

On October 31, 2011, through the subsidiary Tim Celular S.A., telecommunications infrastructure operators in the states of São Paulo and Rio de Janeiro were acquired from Companhia Brasiliana de Energia and the companies were renamed Tim Fiber SP and Tim Fiber RJ. The acquisition had a total impact on net financial debt of 686 million euros as a result of the outlay of about 656 million euros (including transactions costs) and the consolidation of the financial debt of the acquired companies.

With this acquisition TIM Brasil is aiming, among other things, to i) reinforce the development of its mobile network also in order to extend and accelerate its mobile broadband services; ii) benefit from the synergies arising from the internalization of the AES’ access infrastructure.

As a result of this transaction, a 100% interest has been acquired in the company Tim Fiber SP and a 98.3% interest, subsequently increased to 99.1%, in the company Tim Fiber RJ. A tender offer was made to purchase the remaining 0.9% of the latter which was concluded at the end of February 2012 and brought the percentage interest to 99.7%. The accounting effects of the business combination have been calculated based on 100% ownership, quantified on a provisional basis, as set forth in IFRS 3, and can be summarized as follows:

•	the measurement of the consideration for both companies is equal to 657 million euros and is inclusive of the non-controlling interest which is in the process of being acquired;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

all the assets acquired and the liabilities assumed of the acquired group have been measured for their recognition at fair value. During the course of 2012—and in any case within 12 months of acquisition—the provisional amounts of the assets and liabilities recorded at the acquisition date could be adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. Besides the amounts of the assets acquired and liabilities assumed, total goodwill of 556 million euros was recognized, calculated as illustrated in the following table:

		Tim Fiber SP Fair Value amounts	Tim Fiber RJ Fair Value amounts	Total
		(millions of euros)
Measurement of consideration	(A)	461	196	657
Value of net assets acquired	(B)	53	48	101

Goodwill	(A-B)	408	148	556

The most important acquisition-date amounts of the assets and liabilities of the companies Tim Fiber SP and Tim Fiber RJ are summarized as follows:

Tim Fiber SP and Tim Fiber RJ—acquisition-date amounts

		Tim Fiber SP Fair Value amounts	Tim Fiber SP Carrying amounts	Tim Fiber RJ Fair Value amounts	Tim Fiber RJ Carrying amounts
		(millions of euros)
Goodwill arising from the business combinations		408	—	148	—
Other non-current assets		77	77	54	54
Current assets		23	23	16	16

Total assets	(A)	508	100	218	70
Total non-current liabilities		32	32	10	10
Total current liabilities		15	15	12	12

Total liabilities	(B)	47	47	22	22

Net assets	(A-B)	461	53	196	48

Had the acquisition been finalized on January 1, 2011, higher revenues of about 60 million euros would have been recorded in the consolidated financial statements of the Telecom Italia Group without any significant effects on the net loss for the year.

YEAR 2010

Acquisition of control of Sofora Telecomunicaciones S.A.

On October 13, 2010, once the necessary government authorizations were obtained, an agreement was formalized for the transfer of an 8% interest in Sofora Telecomunicaciones S.A. (“Sofora”)—the holding company which controls Telecom Argentina—from the Werthein group to Telecom Italia International, as established in the agreements signed between the Telecom Italia Group and the Werthein group on August 5, 2010.

The accounting effects of the business combination, as set forth in IFRS 3, can be summarized as follows:

•

the measurement of the interest acquired is equal to 130 million euros and corresponds to the fair value of the options relinquished by the Telecom Italia Group. Such measurement also includes the control premium;

•

the interest held in the Sofora group before acquisition of control, previously accounted for using the equity method, was remeasured at fair value at the acquisition date of control and the value came to about 394 million euros. This remeasurement produced a positive impact on the 2010 separate consolidated income statement of 266 million euros, net of the reversal in the separate consolidated income statement of the reserve for negative exchange differences;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

all the assets acquired and liabilities assumed were measured for their recognition at fair value. During the course of 2011 the provisional amounts of the assets and liabilities recorded at the acquisition date were adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. Besides the amounts allocated to the assets acquired and the liabilities assumed, goodwill was recognized for 177 million euros, calculated as illustrated in the following table:

	Final fair value amounts as determined in 2011	Provisional amounts (2010 Financial Statements)	Change
	(millions of euros)
Measurement of interest acquired	130	130	—
Fair value of interest held in the Sofora group before acquisition of control	394	394	—
Amounts of net assets allocated to the non-controlling interests	1,948	2,003	(55)

Total (a)	2,472	2,527	(55)
Net assets acquired (b)	2,295	2,361	(66)

Goodwill (a-b)	177	166	11

The most important acquisition-date amounts of the assets and liabilities of the Sofora group (Argentina) are summarized as follows:

Sofora group—acquisition date amounts

	Final fair value amounts as determined in 2011	Provisional amounts (2010 Financial Statements)	Carrying amounts
	(millions of euros)
Goodwill	177	166	—
Other non-current assets	3,546	3,648	1,483
of which Other intangible assets	1,840	1,807	214
of which Tangible assets	1,688	1,823	1,251
Current assets	887	887	873
of which Cash and cash equivalents	392	392	392

Total assets (A)	4,610	4,701	2,356
Total non-current liabilities	1,101	1,137	377
of which Deferred tax liabilities	771	807	44
of which Provisions	100	100	100
of which Non-current financial liabilities	183	183	183
Total current liabilities	1,037	1,037	1,035
of which Current financial liabilities	216	216	216

Total liabilities (B)	2,138	2,174	1,412

Net assets (A-B)	2,472	2,527	944
Share of Non-controlling interests	1,948	2,003	814

Share of the Telecom Italia Group	524	524	130

“Non-controlling interests” have been measured in proportion to the share of the non-controlling interests in the net identifiable assets of the acquired company.

Final allocation of the consideration paid led to lower depreciation and amortization charges of 5 million euros and higher income taxes of 2 million euros in the 2010 separate consolidated income statement.

In 2011, the Telecom Italia Group increased its investment in Sofora Telecomunicaciones S.A. and in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones), for a total outlay of 211 million euros (incidental costs included).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In particular:

•

on January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., purchased 2,351,752 Nortel American Depositary Shares (ADS), representing Preferred B shares, from Fintech Investment Ltd for 65.8 million U.S. dollars (approximately 48 million euros). The ADSs in question represent 117,587.6 Preferred B shares (without voting rights). This share package was later transferred to the Argentina subsidiary Tierra Argentea S.A., a wholly-owned subsidiary of the Telecom Italia Group;

•

on March 9, 2011, Telecom Italia, through its subsidiary Telecom Italia International N.V., purchased, for a total amount of approximately 104 million euros, a 10% stake in Sofora Telecomunicaciones S.A. from the local partner Werthein and by so doing increased its investment holding in Sofora from 58% to 68% of the company’s share capital;

•

on October 27, 2011, Tierra Argentea S.A., purchased 14.48 million Telecom Argentina Class B shares at the price of 20.50 Argentine pesos per share. In the following months of November and December, the company purchased another 1.1 million shares of the same class. The equivalent amount of the transactions was equal in total to 319 million Argentine pesos (about 56 million euros).

The transactions did not alter or modify either the governance rights of the Telecom Argentina group established by agreement between the shareholders signed by the Telecom Italia Group and Werthein, which is still in force, or the commitments undertaken by the Telecom Italia Group with the Argentine antitrust authorities.

Following these acquisitions, the economic interest of the Telecom Italia Group in Telecom Argentina went from 16.2% at December 31, 2010 to 22.7% at December 31, 2011.

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

The purchase, through the merger transaction, was finalized on December 30, 2009 by assuming a financial debt of Intelig equal to 68 million U.S. dollars. At the time of the merger, the seller JVCO received shares equal to 5.14% of Tim Participaçoes ordinary and preferred share capital. Moreover, 3% of Docas ordinary shares were transferred to Tim Brasil to guarantee Intelig’s financial situation to meet its contingent liabilities.

In the 2010 financial statements, the business combination led to the recognition of goodwill of 84 million euros. This amount was definitively determined during 2010, that is, within 12 months following the operation—calculated as the difference between the market price of the shares issued on behalf of the seller as at December 30, 2009 (295 million euros) and the assets and liabilities acquired and recorded at their fair value at the acquisition date (211 million euros).

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Intelig Telecomunicações Ltda—acquisition date amounts

		Final fair value as determined in 2010	Provisional amounts (2009 financial statements)	Carrying amount
		(millions of euros)
Goodwill		84	96	—
Other non-current assets		385	272	272
Total current assets		116	131	131

Total assets	(a)	585	499	403

Total non-current liabilities		147	62	62
Total current liabilities		143	142	142

Total liabilities	(b)	290	204	204

Net assets acquired	(a-b)	295	295	199

NOTE 4—GOODWILL

Goodwill shows the following breakdown and changes during 2010 and 2011:

	As of December 31, 2009	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2010
	(millions of euros)
Domestic	41,953	—	(6)	—	—	41,947
Core Domestic	41,532	—	—	—	—	41,532
International Wholesale	421	—	(6)	—	—	415
Brazil	1,429	—	—	—	181	1,610
Argentina	—	177	—	—	7	184
Media	228	—	—	(46)	—	182
Other Operations	5	—	(5)	—	—	—

Total	43,615	177	(11)	(46)	188	43,923

	As of December 31, 2010	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2011
	(millions of euros)
Domestic	41,947	16	(10)	(7,307)	—	34,646
Core Domestic	41,532	16	(10)	(7,307)	—	34,231
International Wholesale	415	—	—	—	—	415
Brazil	1,610	556	—	—	(156)	2,010
Argentina	184	—	—	—	(8)	176
Media	182	—	—	(57)	—	125
Other Operations	—	—	—	—	—	—

Total	43,923	572	(10)	(7,364)	(164)	36,957

The decrease of 6,966 million euros in 2011 includes:

•

the impairment charge in 2011 of 7,307 million euros on the goodwill of the Domestic Business Unit, due to the result of the impairment test conducted at June 30, 2011 (impairment loss of 3,182 million euros) and at December 31, 2011 (impairment loss of 4,125 million euros), using the same method adopted in previous impairment tests and particularly comparing the value in use of the Core Domestic Cash-Generating Unit (CGU) with its carrying amount at the same date;

•	the goodwill impairment charge of 57 million euros in the Media Business Unit, due to the result of the impairment test at December 31, 2011;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the increase of 16 million euros in the Domestic Business Unit, relating to the recognition of provisional goodwill following the acquisition of control and subsequent consolidation of the company 4G Holding S.p.A. The decrease of 10 million euros instead refers to the sale of the subsidiary Loquendo S.p.A. on September 30, 2011;

•

the increase of 556 million euros in the Brazil Business Unit, relating to the recognition of provisional goodwill following the acquisition of control and the subsequent consolidation of Tim Fiber RJ and Tim Fiber SP.

As mentioned previously, within the following 12 months, the above business combinations could be adjusted, as set forth in IFRS 3. Further details are provided in the Note “Business Combinations”.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the cash-generating units) to December 31, 2011 and 2010 can be summarized as follows:

	As of December 31, 2011			As of December 31, 2010
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of euros)
Domestic	42,245	(7,599)	34,646	42,239	(292)	41,947
Core Domestic	41,830	(7,599)	34,231	41,824	(292)	41,532
International Wholesale	415	—	415	415	—	415
Brazil	2,017	(7)	2,010	1,617	(7)	1,610
Argentina	176	—	176	184	—	184
Media	228	(103)	125	228	(46)	182
Olivetti	6	(6)	—	6	(6)	—
Other Operations	—	—	—	—	—	—

Total	44,672	(7,715)	36,957	44,274	(351)	43,923

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired.

The impairment test is carried out on two levels. At a first level, an estimate is made of the recoverable amount of the individual cash-generating units (or groups of units) to which goodwill is allocated and at a second level the group is considered as a whole. The cash-generating units (or groups of units) to which goodwill was allocated are the following:

Segment	Cash-generating units (or groups of units)
Domestic	Core Domestic International Wholesale
Brazil	Tim Brasil group
Argentina	Sofora group
Media	Telecom Italia Media group

The value used to determine the recoverable amount of the cash-generating units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic, Brazil and Argentina segments; for the Media segment, in the current year, the recoverable amount was determined for each CGU in the segment (MTV, TIMB network operator and TI Media S.p.A.) on the basis of the impairment test applied by the subsidiary, thus fully taking up the impairment losses that arose, in order to better reflect the higher granularity used by Telecom Italia Media in the impairment test carried out in its financial statements.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

As for the four cash-generating units for which the recoverable amount has been estimated on the basis of the value in use, the basic assumptions to which the result is more sensitive are reported in the following table:

Core Domestic	International Wholesale	Brazil	Argentina
EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues)during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan

Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan

Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
		BRL/euro exchange rate	ARS/euro exchange rate

Cost of capital	Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate

The value in use for all the CGUs (Core Domestic, International Wholesale, Brazil and Argentina) is based on the data in the three-year plan approved by the board of directors and communicated to the market.

The nominal growth rates used to estimate the terminal value are the following (the growth rates of Brazil and Argentina refer, respectively, to flows in Brazilian reais and Argentine pesos:

Core Domestic	International Wholesale	Brazil	Argentina
0%	0%	+3.13%	+9.33%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia stock (as can be seen in the reports published after the presentation of the Group’s business plan 2012-2014 and up to March 1, 2012).

The cost of capital was estimated by considering the following:

•	the criterion applied was the criterion for the estimate of CAPM—Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

•

in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business; for the remaining CGUs, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia itself;

•

the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.25; International Wholesale CGU = 0.74 (unlevered beta);

•	the Beta coefficient for the Brazil CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 0.98);

•	the Beta coefficient for the Argentina CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 1.06);

•

for the principal operating segments of the Group, reference for comparison purposes was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia stock in their reports published after the presentation of the Group’s business plan 2012-2014 and up to March 1, 2012.

Since there is a direct correlation between the cost of capital used by the analysts and the long-term growth rate (g) projected to estimate the terminal value, the comparison was also made on the capitalization rates (WACC-g). In particular, the capitalization rate (WACC-g) of the Core Domestic CGU was set equal to the median of the rate

Consolidated Financial Statements	Notes To Consolidated Financial Statements

used by the analysts in the reports published after the presentation of the business plan 2012-2014 and up to March 1, 2012. Such rate expresses an implicit growth rate in the terminal value (g) equal to 0%. Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, for purposes of the estimate of the earnings flow to be capitalized a level of capital expenditures (capex/revenues) was considered in line with the medium of the analysts (equal to 16.30%). With regard to the Brazil CGU, the growth rate was increased over that of last year (from 1.80% to 3.13% in local currency) to reflect the further improvement in business prospects. For purposes of the estimate of the terminal value, an investment rate (capex/revenues) was used equal to 13.32%.

With regard to the Argentina CGU, the nominal growth rate was set equal to 9.33%, a value below current inflation, and for purposes of the estimate of the terminal value an investment rate (capex/revenues) was used equal to 14.85%.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the relative capitalization rates and discount rates (WACC—g) have been estimated for each cash-generating unit (the values of Brazil refer to flows in reais and those of Argentina to flows in pesos) as follows:

	Core Domestic	International Wholesale	Brazil	Argentina
	%	%	%	%
WACC post-tax	8.90	9.36	11.87	22.60
WACC post-tax—g	8.90	9.36	8.74	13.27
WACC pre-tax	12.91	13.77	16.07	29.14
WACC pre-tax—g	12.91	13.77	12.94	19.81

It should be emphasized that the cost of capital of the Core Domestic CGU recorded a significant increase compared to December 31, 2010, principally driven by higher long-term rates of the sovereign securities of Italy, from 7.90% to 8.90%.

The differences between the values in use and the carrying amounts at December 31, 2011 of the four CGUs before the impairment tests amount to:

	Core Domestic	International Wholesale	Brazil	Argentina
	(millions of euros)
Difference between values in use and carrying amounts	-4,125	+5	+5,151	+90

On preparation of the annual financial statements, the Telecom Italia Group repeated the impairment test that had been carried out in the first half of 2011 that led to the recognition in the half-year condensed consolidated financial statements at June 30, 2011 of an impairment loss of -3,182 million euros on the Core Domestic CGU; in light of the difference between the value in use and the carrying amount, indicated above, a further impairment loss was recognized for -4,125 million euros over and above the amount recorded in the first half of 2011.

For purposes of the sensitivity analysis, four principal variables were considered for the three CGUs whose value in use is in excess of the carrying amount: the pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA in the years 2012-2014 (CAGR 2012-2014) and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Value of key variables used in estimating the value in use

	Core Domestic	International Wholesale	Brazil	Argentina
	%	%	%	%
Pre -tax discount rate	12.91	13.77	16.07	29.14
Long-term growth rate (g)	0.0	0.0	3.13	9.33
Compound Annual Growth Rate (CAGR) of EBITDA 2012-2014	-0.66	-4.24	16.35	15.35
Capital expenditures rate (Capex/Revenues)	from 16.30 to 18.68	from 6.85 to 8.39	from 13.32 to 15.91	from 14.85 to 20.17

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	International Wholesale	Brazil	Argentina
	%	%	%
Pre-tax discount rate	0.08	9.06	0.53
Long-term growth rate (g)	-0.10	-13.62	-0.73
Compound Annual Growth Rate (CAGR) of EBITDA 2012-2014	-0.80	-11.73	-0.62
Capital expenditures rate (Capex/Revenues)	0.05	7.70	0.41

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial cash-generating units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the cash-generating units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-impairment losses at the first level. No impairment losses resulted at this further level of testing.

NOTE 5—OTHER INTANGIBLE ASSETS

Other intangible assets increased 664 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

	As of December 31, 2009	Change in scope of consolidation Argentina Business Unit	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2010
	(millions of euros)
Industrial patents and intellectual property rights	2,509	—	1,135	(1,507)	—	(1)	71	422	2,629
Concessions, licenses, trademarks and similar rights	2,999	843	29	(314)	—	(1)	134	10	3,700
Of which licenses with an indefinite useful life	—	462	—	—	—	—	—	—	462
Other intangible assets	240	997	325	(395)	(1)	—	47	(1)	1,212
Work in progress and advance payments	536	—	292	—	(5)	(1)	2	(429)	395

Total	6,284	1,840	1,781	(2,216)	(6)	(3)	254	2	7,936

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2010	Additions	Amortization	Impairment losses/ Reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	As of December 31, 2011
	(millions of euros)
Industrial patents and intellectual property rights	2,629	1,252	(1,425)	—	(1)	(69)	—	189	2,575
Concessions, licenses, trademarks and similar rights	3,700	60	(325)	9	(6)	(107)	—	5	3,336
Of which licenses with an indefinite useful life	462	—	—	—	—	(21)	—	—	441
Other intangible assets	1,212	331	(412)	—	—	(51)	—	17	1,097
Work in progress and advance payments	395	1,423	—	—	(3)	(2)	12	(233)	1,592

Total	7,936	3,066	(2,162)	9	(10)	(229)	12	(22)	8,600

The increase of 1,285 million euros in the additions column compared to 2010 (1,781 million euros) is principally connected with the acquisition of user rights for the 800, 1800 and 2600 MHz frequencies to be used for broadband mobile communication services, for a total amount of 1,223 million euros. This follows the participation in the auction for assignment of the frequencies by the Italian Ministry of Economic Development. The user rights, formally awarded on October 3, 2011, were assigned definitively in February 2012. Additions in 2011 also include 288 million euros of internally generated assets (287 million euros in 2010). Further details are provided in the Note “Internally generated assets”.

Other changes in 2011 include, among others, the effects of the change in the scope of consolidation due to the acquisition of the 4GH group for 15 million euros and the acquisition of Tim Fiber SP and Tim Fiber RJ in Brazil for 5 million euros.

Industrial patents and intellectual property rights at December 31, 2011 consist mainly of applications software purchased outright and user license rights acquired for an indefinite period of time, amortized over a period between 3 and 5 years. They mainly refer to Telecom Italia S.p.A. (1,602 million euros) and to Brazil Business Unit (873 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2011 mainly refer to:

•

unamortized cost of telephone licenses/authorizations (1,433 million euros for Telecom Italia S.p.A., 703 million euros for the Brazil Business Unit and 462 million euros for the Argentina Business Unit);

•	Indefeasible Rights of Use-IRU (227 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale), amortized over the period of the individual contracts;

•	TV frequencies of the Media Business Unit (116 million euros). The user rights to the frequencies used for digital terrestrial transmission are amortized over 20 years;

•	unamortized cost of the trademarks of the Argentina Business Unit (329 million euros), amortized over 20 years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The net carrying amount of telephone licenses/authorization totaling 2,598 million euros refers to the following:

Type of license/authorization	Net carrying amount at December 31, 2011 (millions of euros)	Amortization period (years)	Amortization charges for 2011 (millions of euros)
Telecom Italia S.p.A.:
UMTS	1,343	18	134
UMTS 2100 MHz	74	12	7
Wireless Local Loop	6	15	1
WiMax	10	15	1
Tim Brasil group:
GSM and 3G (UMTS)	677	8-15	103
TDMA	26	14	24
Sofora group-Telecom Argentina:
PCS of Nucleo S.A.	21	12	2
PCS of Telecom Personal S.A.	441	indefinite useful life	—

Other intangible assets with a finite useful life at December 31, 2011 basically include:

•

788 million euros of customer relationships relating to the Argentina Business Unit, measured upon acquisition of control these are amortized over a period which varies between 5 and 12 years, according to the type of clientele and service;

•

246 million euros of capitalized subscriber acquisition costs referring to some sales campaigns of Telecom Italia S.p.A. (151 million euros) and the Argentina Business Unit (95 million euros). The subscriber acquisition costs are amortized over the underlying minimum contract period (between 12 and 24 months) and eliminated from the books after completion of the amortization process;

•	26 million euros of “entry fees and charges as goodwill” in connection with the Telecom Italia S.p.A. “stores project” amortized on a straight-line basis over a period of three years.

Work in progress and advance payments include the above user rights for the 800, 1800 and 2600 MHz mobile frequencies and capitalized borrowing costs for 12 million euros since they are directly chargeable to the acquisition and because the time period necessary to ready the asset for use is more than 12 months. The interest rate used for the capitalization of the borrowing costs is between 5.3% and 6%. Such costs are deducted directly from “Other finance expenses”.

Amortization and impairment losses are recorded in the consolidated separate income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2011 and 2010 can be summarized as follows:

	As of December 31, 2011
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	13,405	(7)	(10,823)	2,575
Concessions, licenses, trademarks and similar rights	5,623	(250)	(2,478)	2,895
Other intangible assets	1,742	—	(645)	1,097
Work in progress and advance payments	1,602	(10)	—	1,592

Total intangible assets with a finite useful life	22,372	(267)	(13,946)	8,159
Intangible assets with an indefinite useful life	441	—	—	441

Total Other intangible assets	22,813	(267)	(13,946)	8,600

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2010
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	13,985	(7)	(11,349)	2,629
Concessions, licenses, trademarks and similar rights	5,757	(251)	(2,268)	3,238
Other intangible assets	1,668	—	(456)	1,212
Work in progress and advance payments	405	(10)	—	395

Total intangible assets with a finite useful life	21,815	(268)	(14,073)	7,474
Intangible assets with an indefinite useful life	462	—	—	462

Total Other intangible assets	22,277	(268)	(14,073)	7,936

Impairment losses on “Concessions, licenses, trademarks and similar rights” relates to the Indefeasible Rights of Use (IRU) of the transmission capacity and cables for international connections acquired by the Lan Med group (the former Latin American Nautilus group).

Such impairments, principally relating to the years prior to 2004, were reversed in part in 2011 following improved prospects, particularly in the South American market. The amount of accumulated impairments shows a change from 251 million euros at December 31, 2010 to 250 million euros at December 31, 2011 due to the combined effect of the translation of the U.S. dollar financial statements to euro (8 million euros) countered by the cited impairment reversal of 9 million euros.

NOTE 6—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased 384 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

	As of December 31, 2009	Change in scope of consolidation Argentina Business Unit	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2010
	(millions of euros)
Land	125	113	—	—	—	—	5	—	243
Buildings (civil and industrial)	495	336	4	(57)	—	(4)	20	50	844
Plant and equipment	11,586	867	1,847	(2,794)	(3)	(10)	259	267	12,019
Manufacturing and distribution equipment	31	—	8	(13)	—	—	—	2	28
Ships	26	—	—	(4)	—	(20)	—	(2)	—
Other	621	206	205	(343)	—	(16)	36	78	787
Construction in progress and advance payments	833	166	679	—	(4)	(1)	50	(406)	1,317

Total	13,717	1,688	2,743	(3,211)	(7)	(51)	370	(11)	15,238

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2010	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	As of December 31, 2011
	(millions of euros)
Land	243	4	—	—	(7)	(5)	—	235
Buildings (civil and industrial)	844	9	(73)	—	(2)	(19)	36	795
Plant and equipment	12,019	2,097	(2,795)	1	(25)	(213)	979	12,063
Manufacturing and distribution equipment	28	5	(15)	—	—	—	14	32
Other	787	236	(333)	—	(8)	(30)	72	724
Construction in progress and advance payments	1,317	634	—	(4)	(3)	(40)	(899)	1,005

Total	15,238	2,985	(3,216)	(3)	(45)	(307)	202	14,854

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2011 mainly refers to Telecom Italia S.p.A. (119 million euros) and the Argentina Business Unit (109 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use and light constructions. The balance at the end of 2011 is largely in reference to Telecom Italia S.p.A. (396 million euros) and the companies belonging to the Argentina Business Unit (326 million euros).

Plant and equipment includes the aggregate of all those structures used for operating telephone voice/data traffic. The balance at December 31, 2011 is principally attributable to Telecom Italia S.p.A. (8,442 million euros), the companies in the Brazil Business Unit (2,236 million euros) and the companies in the Argentina Business Unit (973 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount is more or less unchanged compared to the end of the prior year and is primarily carried by Telecom Italia S.p.A.

Other is mostly made up of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2011 increased by 242 million euros compared to the prior year, and include 281 million euros of internally generated assets (260 million euros in 2010). Further details are provided in the Note “Internally generated assets”.

Other changes in 2011 are represented by 125 million euros following the entry of the Brazilian companies Tim Fiber RJ and Tim Fiber SP and also the Italian group 4GH in the scope of consolidation after their acquisition. The changes also include the reclassification from buildings under finance leases to owned buildings for a building that was purchased at the end of the finance lease by Telecom Italia S.p.A. for 12 million euros.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2011 and 2010 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3%-50%
Manufacturing and distribution equipment	20%
Other	11%-33%

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Telecom Italia Sparkle group concluded, taking into consideration a study conducted by an expert, to extend the useful life of submarine cables from the previous 15 years to the current 20 years. This resulted in a benefit in terms of lower depreciation charges of about 15 million euros. Such benefit will amount to 15 million euros and 14 million euros respectively in 2012 and 2013.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2011 and 2010 can be summarized as follows:

	As of December 31, 2011
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	235	—	—	235
Buildings (civil and industrial)	2,099	(5)	(1,299)	795
Plant and equipment	63,868	(56)	(51,749)	12,063
Manufacturing and distribution equipment	248	(1)	(215)	32
Other	4,183	(4)	(3,455)	724
Construction in progress and advance payments	1,006	(1)	—	1,005

Total	71,639	(67)	(56,718)	14,854

	As of December 31, 2010
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	243	—	—	243
Buildings (civil and industrial)	1,789	(4)	(941)	844
Plant and equipment	62,595	(55)	(50,521)	12,019
Manufacturing and distribution equipment	300	(1)	(271)	28
Other	4,156	(2)	(3,367)	787
Construction in progress and advance payments	1,318	(1)	—	1,317

Total	70,401	(63)	(55,100)	15,238

Assets held under finance leases

Assets held under finance leases show a reduction of 83 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

	As of December 31, 2009	Additions	Depreciation	Other changes	As of December 31, 2010
	(millions of euros)
Buildings (civil and industrial)	1,246	19	(109)	(32)	1,124
Other	7	10	(6)	—	11
Construction in progress and advance payments	43	30	—	(31)	42

Total	1,296	59	(115)	(63)	1,177

	As of December 31, 2010	Additions	Depreciation	Other changes	As of December 31, 2011
	(millions of euros)
Buildings (civil and industrial)	1,124	23	(110)	5	1,042
Other	11	11	(6)	—	16
Construction in progress and advance payments	42	10	—	(16)	36

Total	1,177	44	(116)	(11)	1,094

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Buildings (civil and industrial) includes those under long rent contracts and related building adaptations. They refer almost entirely to Telecom Italia S.p.A.

Other basically comprises the capitalization of finance leases of Data Center hardware.

Other changes refer to the previously mentioned reclassification from buildings under finance leases to owned buildings for a building that was purchased at the end of the finance lease in 2011 for 12 million euros.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2011 and 2010 can be summarized as follows:

	As of December 31, 2011
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,042	(27)	(973)	1,042
Other	90	—	(74)	16
Construction in progress and advance payments	36	—	—	36

Total	2,168	(27)	(1,047)	1,094

	As of December 31, 2010
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,039	(27)	(888)	1,124
Aircraft	30	—	(30)	—
Other	79	—	(68)	11
Construction in progress and advance payments	42	—	—	42

Total	2,190	(27)	(986)	1,177

At December 31, 2011 and 2010, lease payments due in future years and their present value are as follows:

	As of December 31,
	2011		2010
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of euros)
Within 1 year	238	222	250	243
From 2 to 5 years	859	609	759	587
Beyond 5 years	1,049	450	1,099	573

Total	2,146	1,281	2,108	1,403

	As of December 31,
	2011	2010
	(millions of euros)
Future net minimum lease payments	2,146	2,108
Interest portion	(865)	(705)

Present value of lease payments	1,281	1,403

Finance lease liabilities	1,549	1,674
Financial receivables for lease contracts	(268)	(271)

Total net finance lease liabilities	1,281	1,403

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2011, the inflation adjustment to lease payments was about 28 million euros (about 25 million euros at December 31, 2010) and refers almost entirely to Telecom Italia S.p.A.

NOTE 7—INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Investments accounted for using the equity method decreased 38 million euros compared to December 31, 2010 and include:

	As of December 31,
	2011	2010
	(millions of euros)
Investments accounted for using the equity method:
Associates	46	84
Joint ventures	1	1

Total	47	85

Investments in associates accounted for using the equity method are detailed as follows:

	As of December 31, 2009	Investments	Disposals and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	As of December 31, 2010
	(millions of euros)
EtecSA (Cuba)	289	—	—	100	(389)	—
Italtel group	—	35	—	3	—	38
Tiglio I	37	—	—	(14)	—	23
Tiglio II	1	—	—	—	—	1
Other	24	1	(2)	—	(1)	22

Total	351	36	(2)	89	(390)	84

	As of December 31, 2010	Investments	Disposals and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	As of December 31, 2011
	(millions of euros)
Italtel group	38	—	—	(38)	—	—
Tiglio I	23	—	—	(1)	—	22
Tiglio II	1	—	—	—	—	1
Other	22	—	—	—	1	23

Total	84	—	—	(39)	1	46

The measurement of investments “accounted for using the equity method” includes the share of profits (losses) for the year and the exchange differences on translating foreign operations. With regard to the writedown in full of the entire investment in the Italtel group in which a 34.68% interest is held, the overall macroeconomic picture on the one hand and the specific prospects of future evolution of the company’s business on the other have led to believe that the recovery of the entire amount of the associate is not probable.

Significant aggregate data for 2011 and 2010 relating to the principal associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, are reported below. The share of profits (losses) for the year refers, for consolidated groups, to the shares of the Parent and Non-controlling interests.

	As of December 31,
	2011	2010
	(millions of euros)
Total assets	418	463
Total liabilities	354	375
Revenues	130	251
Profits (losses) for the year	(18)	(21)

Investments in joint ventures include the 50% investment in Consorzio Tema Mobility.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Aggregate data for 2011 and 2010 relating to joint ventures, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below.

	2011		2010
	Consorzio Tema Mobility	Telecom Italia Group’s share 50%	Consorzio Tema Mobility	Telecom Italia Group’s share 50%
	(millions of euros)
Non-current assets	0.0	0.0	0.1	0.0
Current assets	1.4	0.7	1.3	0.7

Total assets	1.4	0.7	1.4	0.7

Non-current liabilities	0.0	0.0	0.5	0.3
Current liabilities	0.5	0.3	0.1	0.0

Total liabilities	0.5	0.3	0.6	0.3

Revenues	0.3	0.2	0.0	0.0

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

NOTE 8—OTHER INVESTMENTS

Other investments refer to the following:

	As of December 31, 2009	Investments	Disposals and reimbursements of capital	Measurement at fair value	Reclassifications and other changes	As of December 31, 2010
	(millions of euros)
Assicurazioni Generali	3	—	—	—	—	3
DAHLIA TV S.r.l..	5	3	—	—	(8)	—
Fin. Priv.	18	—	—	(4)	—	14
Sia—SSB	11	—	—	—	—	11
Other	16	—	—	—	(1)	15

Total	53	3	—	(4)	(9)	43

	As of December 31, 2010	Investments	Disposals and reimbursements of capital	Measurement at fair value	Reclassifications and other changes	As of December 31, 2011
	(millions of euros)
Assicurazioni Generali	3	—	—	(1)	—	2
Fin. Priv..	14	—	—	(4)	—	10
Sia	11	—	—	—	—	11
Other	15	—	—	—	—	15

Total	43	—	—	(5)	—	38

In accordance with IAS 39, other investments represent Available-for-sale financial assets.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 9—FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) are composed as follows:

	As of December 31,
	2011	2010
	(millions of euros)
Non-current financial assets
Securities, financial receivables and other non-current financial assets:
Securities other than investments	12	13
Financial receivables for lease contracts	153	199
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	2,701	1,524
Receivables from employees	41	45
Non-hedging derivatives	27	7
Other financial receivables	15	75

Total non-current financial assets (A)	2,949	1,863

Current financial assets
Securities other than investments:
Held for trading	1	—
Held to maturity	—	—
Available for sale	1,006	1,316

	1,007	1,316
Financial receivables and other current financial assets:
Receivables from employees	9	16
Financial receivables for lease contracts	115	72
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	244	335
Non hedging derivatives	24	4
Other short-term financial receivables	70	11

	462	438
Cash and cash equivalents	6,714	5,526

Total current financial assets (B)	8,183	7,280

Total non-current and current financial assets (A+B)	11,132	9,143

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts negotiated directly with customers and of which Telecom Italia is the guarantor;

•	portion of rental contracts, with the rendering of accessory services under the “full rent” formula.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature refer to the mark-to-mark component, while those classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts. Further details are provided in the Note “Derivatives”.

Securities other than investments (current assets) mainly refer to listed securities, classified as available- for-sale due beyond three months. They include 864 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 142 million euros of bonds with different maturities, but all with an active market, that is, readily convertible into cash. Such securities, which represent investments in “sovereign debt securities”, have been purchased in accordance with the “Guideline policy for liquidity investments using financial instruments” adopted by the Telecom Italia Group in July 2009.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Cash and cash equivalents increased 1,188 million euros compared to December 31, 2010. The composition is as follows:

	As of December 31,
	2011	2010
	(millions of euros)
Liquid assets with banks, financial institutions and post offices	5,173	4,264
Checks, cash and other receivables and deposits for cash flexibility	2	3
Securities other than investments (due within 3 months)	1,539	1,259

Total	6,714	5,526

The different technical forms used for the investment of liquidity as of December 31, 2011 can be analyzed as follows:

•	maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least A- with regard to Europe and with leading local counterparts relating to investments in South America;

•	country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) include 220 million euros (215 million euros at December 31, 2010) of Euro Commercial Papers, with an A- rating of the issuer by S&P, and 1,312 million euros (1,028 million euros at December 31, 2010) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) from leading local banking and financial institutions.

NOTE 10—MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased 194 million euros compared to December 31, 2010. They include:

	As of December 31,
	2011		2010
		Of which Financial Instruments IAS 39		Of which Financial Instruments IAS 39
	(millions of euros)
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	528	349	417	249
Medium/long-term prepaid expenses	600	—	517	—

Total	1,128	349	934	249

Miscellaneous receivables and other non-current assets amount to 1,128 million euros (934 million euros at December 31, 2010). Miscellaneous receivables mainly relate to the Brazil Business Unit (438 million euros) and include judicial deposits of 250 million euros. Medium/long-term prepaid expenses total 600 million euros (517 million euros at December 31, 2010) and relate to the deferral of costs in connection with the activation of new contracts.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 11—INCOME TAXES

Current income tax receivables

Current income tax receivables amount to 155 million euros (132 million euros at December 31, 2010) and mainly include short-term receivables of the Brazil Business Unit companies (147 million euros).

Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

	As of December 31,
	2011	2010
	(millions of euros)
Deferred tax assets	1,637	1,863
Deferred tax liabilities	(1,056)	(991)

Total	581	872

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

	As of December 31,
	2011	2010
	(millions of euros)
Deferred tax assets	1,788	1,977
Deferred tax liabilities	(1,207)	(1,105)

Total	581	872

Upon presentation of the tax return for the year 2008, the Parent, Telecom Italia, took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 of November 29, 2008; this realignment—which involves the reabsorption of the relative net deductible temporary differences in equal amounts over five years from 2009 to 2013—will result in an absorption of net deferred tax assets of approximately 60 million euros per year. At December 31, 2011, the related unused tax credit was 129 million euros (193 million euros at December 31, 2010).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The temporary differences which make up this line item at December 31, 2011 and 2010 as well as the movements during 2011, are the following:

	At December 31, 2010	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	At December 31, 2011
	(millions of euros)
Deferred tax assets:
• Tax loss carryforwards	659	(67)	—	(47)	545
• Derivatives	297	—	105	(2)	400
• Provision for bad debts	264	17	—	1	282
• Provisions for risks and charges	240	(5)	—	(4)	231
• Provision for pension fund integration Law No. 58/92	39	(20)	—	—	19
• Capital grants	13	(5)	—	—	8
• Taxed amortization and depreciation	147	(6)	—	(3)	138
• Unused tax credit (realignment, Leg. Decree 185/08)	193	(64)	—	—	129
• Other deferred tax assets	125	(83)	—	(6)	36

Total	1,977	(233)	105	(61)	1,788

Deferred tax liabilities:
• Derivatives	(152)	(13)	(192)	—	(357)
• Business combinations-for step-up of net assets in excess of tax basis	(800)	61	—	34	(705)
• Deferred gains	(4)	2	—	—	(2)
• Accelerated depreciation	(28)	(6)	—	—	(34)
• Discounting of provision for employee severance indemnities	(29)	(3)	—	—	(32)
• Other deferred tax liabilities	(92)	14	—	1	(77)

Total	(1,105)	55	(192)	35	(1,207)

Total net deferred tax assets (liabilities)	872	(178)	(87)	(26)	581

The expirations of Deferred tax assets and Deferred tax liabilities at December 31, 2011 are as follows:

	Within 1 year	Beyond 1 year	Total at December 31, 2011
	(millions of euros)
Deferred tax assets (A)	537	1,251	1,788
Deferred tax liabilities (B)	(49)	(1,158)	(1,207)

Total net deferred tax assets (liabilities) (A+B)	488	93	581

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2011, the Group has unused tax loss carryforwards of 4,567 million euros mainly referring to the Brazil Business Unit, the Lan Med group and the companies Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)
2012	—
2013	—
2014	3
2015	15
2016	3
Expiration after 2016	126
Without expiration	4,420

Total unused tax loss carryforwards	4,567

Tax loss carryforwards considered in the calculation of deferred tax assets amount to 1,691 million euros at December 31, 2011 (2,025 million euros at December 31, 2010) and mainly refer to the Brazil Business Unit, to the Lan Med group and to the company Telecom Italia International.

Furthermore tax loss carryforwards of 2,876 million euros, representing deferred tax assets of 881 million euros (1,197 million euros at December 31, 2010) have not been recognized at this time, because their recoverability is not considered probable.

At December 31, 2011, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries, in that their distribution or utilization is not foreseen for purposes other than the absorption of losses.

Current income tax payables

Current income tax payables amount to 399 million euros (279 million euros at December 31, 2010). They are composed of the following:

	At December 31,
	2011	2010
	(millions of euros)
Income tax payables:
Non-current	63	44
Current	336	235

Total	399	279

Specifically, the non-current portion of 63 million euros refers principally to the Brazil Business Unit (49 million euros) and the Brazilian company TI Latam Participações e Gestão Administrativa Ltd (12 million euros). The entire amount of the latter and a part of that referring to the Brazil Business Unit comes from taking part in the Brazilian Federal authority’s tax amnesty program “Programa de Recuperação Fiscal (REFIS)”.

The current portion of 336 million euros mainly regards the Brazil Business Unit (152 million euros), the Argentina Business Unit (109 million euros) and also the IRES payable on the Telecom Italia Group’s income tax consolidation (60 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Income tax expense

Income taxes amount to 1,643 million euros and increased 1,093 million euros compared to 2010 (550 million euros).

Details are as follows:

	2011	2010
	(millions of euros)
Current taxes for the year	1,563	1,347
Difference in prior years estimates	(98)	(89)

Total current taxes	1,465	1,258
Deferred taxes	178	(708)

Total taxes on continuing operations (A)	1,643	550
Total taxes on Discontinued operations/Non-current assets held for sale (B)	—	—

Total income tax expense for the year (A+B)	1,643	550

Income taxes in 2010 included a benefit of more than 600 million euros which came from the recognition of deferred tax assets by the Brazil Business Unit in connection with the tax loss carryforwards recorded in prior years which became recoverable on the basis of the prospects of profits by the companies in the Business Unit.

In addition to this effect, the increase in taxes is attributable to the higher taxable base of the Parent, Telecom Italia, of the Brazil Business Unit and also the consolidation of the Argentina Business Unit for the full year 2011.

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax rate for the years ended December 31, 2011 and 2010 is the following:

	2011	2010
	(millions of euros)
Profit (loss) before tax
From continuing operations	(2,624)	4,132
From Discontinuing operations/Non-current assets held for sale	(13)	(7)

Total profit (loss) before tax	(2,637)	4,125

Income taxes on theoretical income (loss)	(725)	1,134
Income tax effect on increase (decrease) in variations:
Tax losses of the year not considered recoverable	15	18
Tax losses not considered recoverable in prior years and recoverable in future years	(40)	(627)
Non-deductible costs	29	36
Non-deductible goodwill impairment charge, Domestic Business Unit/Media Business Unit	2,025	—
Non-taxable Sofora revaluation	—	(73)
Other net differences	3	(294)

Effective income tax recognized in income statement, excluding IRAP	1,307	194
IRAP	336	356

Total effective income tax recognized in income statements	1,643	550

The impact of Regional Income Tax (IRAP) is not taken into consideration in order to avoid any distorting effect, since such tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 12—INVENTORIES

Inventories increased 60 million euros compared to December 31, 2010. The composition is as follows:

	As of December 31,
	2011	2010
	(millions of euros)
Raw materials and supplies	3	3
Work in progress and semifinished products	5	3
Finished goods	439	381

Total	447	387

Inventories particularly refer to Telecom Italia S.p.A. for 125 million euros (112 million euros at December 31, 2010), the companies in the Brazil Business Unit for 113 million euros (103 million euros at December 31, 2010) and the companies in the Argentina Business Unit for 96 million euros (88 million euros at December 31, 2010). They mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories.

Another 79 million euros (69 million euros at December 31, 2010) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

In 2011, inventories were written down for 12 million euros (5 million euros in 2010) mainly for the adjustment to estimated realizable value of fixed and mobile equipment and handsets for marketing.

No inventories are pledged as collateral.

NOTE 13—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased 20 million euros compared to December 31, 2010 and are composed of the following:

	As of December 31,
	2011		2010
		Of which Financial Instruments IAS 39		Of which Financial Instruments IAS 39
	(millions of euros)
Amounts due on construction contracts	49		36

Trade receivables:
• Receivables from customers	4,576	4,576	4,536	4,536
• Receivables from other telecommunication operators	1,725	1,725	1,870	1,870

	6,301	6,301	6,406	6,406

Miscellaneous receivables and other current assets:
• Other receivables	977	331	873	280
• Trade and miscellaneous prepaid expenses	443	—	475	—

	1,420	331	1,348	280

Total	7,770	6,632	7,790	6,686

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The ageing of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2011 and December 31, 2010 is as follows:

				Overdue:
	As of December 31, 2011	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	6,632	4,663	1,969	852	207	226	684

				Overdue:
	As of December 31, 2010	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	6,686	4,598	2,088	980	200	178	730

Overdue receivables at December 31, 2011 account for a lower percentage of total receivables compared to the end of the prior year. Receivables overdue less than 90 days or more than one year in particular are lower. The increase in overdue amounts from 181 to 365 days can be attributed to Telecom Italia S.p.A. and the companies in the Brazil Business Unit.

Trade receivables amount to 6,301 million euros (6,406 million euros at December 31, 2010) and are net of the provision for bad debts of 845 million euros (876 million euros at December 31, 2010).

Trade receivables specifically refer to Telecom Italia S.p.A. (4,004 million euros), the Brazil Business Unit (1,363 million euros) and the Sofora group—Telecom Argentina (370 million euros).

Trade receivables include 88 million euros (29 million euros at December 31, 2010) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use—IRU.

Movements in the provision for bad debts are as follows:

	2011	2010
	(millions of euros)
At January 1	876	989
Provision charges to the income statement	375	339
Utilization and decreases	(393)	(509)
Change in the Sofora group area (Argentina)	—	29
Exchange differences and other changes	(13)	28

At December 31	845	876

The provision for bad debts refers to writedowns of individual receivables for 358 million euros (420 million euros at December 31, 2010) and overall writedowns for 487 million euros (456 million euros at December 31, 2010).

Provision charges for bad debts are recorded for specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other receivables amount to 977 million euros (873 million euros at December 31, 2010) and are net of a provision for bad debts of 132 million euros (84 million euros at December 31, 2010). Details are as follows:

	As of December 31,
	2011	2010
	(millions of euros)
Advances to suppliers	36	46
Receivables from employees	25	27
Tax receivables	425	346
Sundry receivables	491	454

Total	977	873

Tax receivables mainly include 358 million euros relating to the Brazil Business Unit largely for local indirect taxes and 38 million euros to Telecom Italia S.p.A. for credits resulting from tax returns, other taxes and also VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly include:

•

receivables from factoring companies for 146 million euros, of which 62 million euros is from Mediofactoring (a company in the Intesa Sanpaolo group) and 84 million euros from other factoring companies;

•	receivable for the Italian Universal Service (53 million euros);

•	receivables from the Italian State and the European Union (23 million euros) for grants regarding research and training projects;

•	receivables from Alternative Network Operators (ANOs) (120 million euros).

Trade and miscellaneous prepaid expenses mainly pertain to building leases, rentals and maintenance payments as well as the deferral of costs referring to the activation of new contracts. Trade prepaid expenses include 350 million euros of the Parent, Telecom Italia, (mainly the deferral of costs connected with the activation of new contracts for 228 million euros, building leases for 65 million euros, rent and maintenance payments for 25 million euros and insurance premiums for 9 million euros).

NOTE 14—EQUITY

Equity includes:

	As of December 31,
	2011	2010
	(millions of euros)
Equity attributable to owners of the Parent	22,791	28,819
Equity attributable to Non-controlling interests	3,904	3,736

Total	26,695	32,555

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The composition of the Equity attributable to owners of the Parent is the following:

	As of December 31,
	2011	2010
	(millions of euros)
Share capital of the Parent (net of treasury shares held by the Group)	10,604	10,600
Paid-in capital	1,704	1,697
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year(*)	10,483	16,522

Total	22,791	28,819

(*) of which:

– Reserve for available-for-sale financial assets	(4)	(7)
– Reserve for cash flow hedges	(74)	(284)
– Reserve for exchange differences on translating foreign operations	1,089	1,401
– Other gains (losses) of associates and joint ventures accounted for using the equity method	(1)	(1)
– Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	9,473	15,413

Movements in share capital during 2011, 2010 and 2009 are presented in the following tables:

Reconciliation between the number of outstanding shares at December 31, 2008 and December 31, 2009

	Shares as of December 31, 2008	Shares issued following bond conversion/ Purchase of treasury shares	Shares as of December 31, 2009	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,795,473	111,466	13,380,906,939	68.95%
Less: Treasury Shares (b)	(150,816,387)	(11,400,000)	(162,216,387)

Ordinary Shares Outstanding (c)	13,229,979,086	(11,288,534)	13,218,690,552

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	31.05%

Total Telecom Italia S.p.A. shares issued (a+d)	19,406,916,134	111,466	19,407,027,600	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,256,099,747	(11,288,534)	19,244,811,213

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the number of outstanding shares at December 31, 2009 and December 31, 2010

	Shares as of December 31, 2009	Shares issued for plans destined for employees	Shares as of December 31, 2010	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,906,939	27,056,139	13,407,963,078	68.99%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,218,690,552	27,056,139	13,245,746,691

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	31.01%

Total Telecom Italia S.p.A shares issued (a+d)	19,407,027,600	27,056,139	19,434,083,739	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,244,811,213	27,056,139	19,271,867,352

Reconciliation between the number of outstanding shares at December 31, 2010 and December 31, 2011

	Shares as of December 31, 2010	Shares issued for plans destined for employees	Shares as of December 31, 2011	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,407,963,078	8,876,296	13,416,839,374	69.01%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,245,746,691	8,876,296	13,254,622,987

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.99%

Total Telecom Italia S.p.A. shares issued (a+d)	19,434,083,739	8,876,296	19,442,960,035	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,271,867,352	8,876,296	19,280,743,648

Reconciliation between the value of the outstanding shares as of December 31, 2008 and December 31, 2009

	Share capital as of December 31, 2008	Change in share capital as a result of treasury share buybacks	Share capital as of December 31, 2009
	(millions of euros)
Ordinary Shares issued (a)	7,360	—	7,360
Less: Treasury Shares (b)	(83)	(6)	(89)

Ordinary Shares Outstanding (c)	7,277	(6)	7,271

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,674	—	10,674

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,591	(6)	10,585

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2009 and December 31, 2010

	Share capital as of December 31, 2009	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2010
	(millions of euros)
Ordinary Shares issued (a)	7,360	15	7,375
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,271	15	7,286

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,674	15	10,689

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,585	15	10,600

Reconciliation between the value of the outstanding shares as of December 31, 2010 and December 31, 2011

	Share capital as of December 31, 2010	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2011
	(millions of euros)
Ordinary Shares issued (a)	7,375	4	7,379
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,286	4	7,290

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,689	4	10,693

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,600	4	10,604

In 2011, share capital increased 4 million euros due to the effect of the issue of bonus shares for the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the Telecom Italia S.p.A. shareholders’ meeting held on April 29, 2010.

Further details are presented in the following paragraphs and in the Note “Equity compensation plans”.

The total amount of ordinary treasury shares at December 31, 2011 is 508 million euros and recorded as follows: the part relating to par value (89 million euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves.

***

SHARE CAPITAL INFORMATION

The Telecom Italia S.p.A. ordinary and savings shares are also listed on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of financing and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the euro, U.S. dollar and Pound sterling financial markets to minimize costs), taking care to reduce the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

RIGHTS OF SAVINGS SHARES

The rights of the Telecom Italia S.p.A. savings shares are indicated below:

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

***

Paid-in capital totals 1,704 million euros, increasing 7 million euros compared to December 31, 2010, following the capital increase to service the “Broad-based Employee Share Ownership Plan 2010-2014”, approved by the Telecom Italia S.p.A. shareholders’ meeting held on April 29, 2010.

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year comprise:

•

the Reserve for available-for-sale financial assets shows a negative balance of 4 million euros at December 31, 2011, changing 3 million euros compared to December 31, 2010. It includes unrealized losses relating to the investment in Assicurazioni Generali (-2 million euros) and the investment in

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fin.Priv. (-6 million euros) by the Parent, Telecom Italia, as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (-15 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (19 million euros). This reserve is expressed net of deferred tax liabilities of 7 million euros (at December 31, 2010, it was expressed net of deferred tax liabilities of 3 million euros);

•

the Reserve for cash flow hedges shows a negative balance of 74 million euros at December 31, 2011, changing 210 million euros compared to December 31, 2010. This reserve is expressed net of deferred tax assets of 22 million euros (at December 31, 2010, it was expressed net of deferred tax assets of 106 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements;

•

the Reserve for exchange differences on translating foreign operations shows a positive balance of 1,089 million euros at December 31, 2011, decreasing 312 million euros compared to December 31, 2010. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit and in the Argentina Business Unit;

•	Other gains (losses) of associates and joint ventures accounted for using the equity method shows a negative balance of 1 million euros at December 31, 2011, unchanged compared to December 31, 2010;

•

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year that amounts to 9,473 million euros, decreasing 5,940 million euros compared to December 31, 2010. The change is mainly due to the sum of the following:

–	dividends of 1,184 million euros (1,029 million euros in 2010);

–	loss for the year attributable to owners of the Parent of 4,726 million euros (profit for the year of 3,121 million euros in 2010);

–	negative effect arising from the increase in the economic interest in the companies of the Argentina Business Unit for -57 million euros.

Equity attributable to Non-controlling interests amounts to 3,904 million euros, increasing 168 million euros compared to December 31, 2010. The change is principally represented by the sum of:

•	dividends approved of 118 million euros;

•	profit for the year attributable to Non-controlling interests of 446 million euros (454 million euros in 2010);

•	negative change in the “Reserve for exchange differences on translating foreign operations” of -226 million euros;

•	negative effect arising from the increase in the economic interest in the companies of the Argentina Business Unit of -153 million euros;

•	positive effect of capital operations by companies in the Brazil Business Unit of +221 million euros.

The line item consists principally of the equity attributable to the Non-controlling interests referring mainly to the companies in the Brazil Business Unit, the Argentina Business Unit and the Media Business Unit.

FUTURE POTENTIAL CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

Authorizations for the issue of convertible bonds and the buyback of treasury shares

During 2011, the board of directors of Telecom Italia S.p.A. did not exercise the right to issue bonds convertible into ordinary shares, nor were there changes in the number of treasury shares held by the Telecom Italia Group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

With respect to the authorization for the buyback of treasury shares, the ordinary shareholders’ meeting of Telecom Italia S.p.A. held on April 12, 2011, resolved on the following:

•

to authorize, for a period of 18 months, starting from the date of the shareholders’ resolution, the buyback, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares, within the quantitative limits established by law and, in any case, within a maximum expenditure limit of 800,000,000 euros;

the purchase price must be—in accordance with regulatory requirements or recognized market practices—between a minimum and a maximum of the weighted average stock market prices of the savings shares recorded by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of the buyback or of fixing the price, respectively decreased or increased by 20%;

the buyback of treasury shares should nevertheless be within the limits of the available reserves shown in the most recent financial statements approved at the time of carrying out the transaction. The purchases should be carried out on regulated markets, in the manner set out by Borsa Italiana S.p.A., in accordance with art. 132 of Legislative Decree 58 of February 24, 1998 and art. 144 bis, paragraph 1, letter b) and c) of Consob Regulation 11971/99;

to authorize, for the same period of 18 months, starting from the date of this shareholders’ resolution, the disposal in whole or in part, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares in the Company’s portfolio, with the right to proceed, in case of disposal, to subsequent buyback transactions up to the expiration date of the shareholders’ authorization, keeping in mind the limits established by law also with regard to the number of treasury shares that the Company can hold at any one time and also providing for compliance with the expenditure limit and the other conditions as established above by these resolutions;

the disposals may be carried out according to the manner permitted by the current law or regulation in force, at the discretion of the board of directors;

•

to mandate the board of directors to take the necessary steps for account postings to be made following treasury share buyback and disposal transactions, in accordance with the provisions of the law and the accounting principles applicable at the time;

•	to mandate the chairman of the board of directors and the chief executive officer, jointly and severally and through agents, to execute the transactions that are the subject of this resolution.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 15—FINANCIAL LIABILITIES (NON—CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

		As of December 31,
		2011	2010
		(millions of euros)
Financial payables (medium/long-term):
• Bonds		24,478	24,589
• Amounts due to banks		6,687	5,501
• Other financial payables		837	503

		32,002	30,593
Finance lease liabilities (medium/long-term)		1,304	1,442
Other financial liabilities (medium/long-term):
• Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,513	2,238
• Non-hedging derivatives		40	74
• Other liabilities		1	1

		2,554	2,313

Total non-current financial liabilities	(A)	35,860	34,348

Financial payables (short-term):
• Bonds		3,895	4,989
• Amounts due to banks		1,192	873
• Other financial payables		527	517

		5,614	6,379
Finance lease liabilities (short-term)		245	232
Other financial liabilities (short-term):
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		196	269
• Non-hedging derivatives		36	2
• Other liabilities		—	—

		232	271

Total current financial liabilities	(B)	6,091	6,882

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C)	—	—

Total financial liabilities (Gross financial debt)	(A+B+C)	41,951	41,230

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2011		As of December 31, 2010
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	12,386	9,572	14,196	10,624
GBP	2,532	3,032	2,531	2,940
BRL	2,624	1,081	2,682	1,205
JPY	20,809	208	20,834	192
ARS	740	133	973	183
PYG	140,043	24	186,914	31
EURO		27,901		26,055

		41,951		41,230

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

	As of December 31,
	2011	2010
	(millions of euros)
Up to 2.5%	6,517	6,520
From 2.5% to 5%	4,973	4,240
From 5% to 7.5%	20,310	20,306
From 7.5% to 10%	4,921	5,064
Over 10%	839	1,002
Accruals/deferrals, MTM and derivatives	4,391	4,098

	41,951	41,230

After giving effect to the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of December 31,
	2011	2010
	(millions of euros)
Up to 2.5%	10,259	11,714
From 2.5% to 5%	5,722	6,236
From 5% to 7.5%	18,502	15,969
From 7.5% to 10%	2,018	1,995
Over 10%	1,059	1,218
Accruals/deferrals, MTM and derivatives	4,391	4,098

	41,951	41,230

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities—nominal repayment amount:

	Maturing by December 31, of the year
	2012	2013	2014	2015	2016	After 2016	Total
	(millions of euros)
Bonds	3,131	3,449	2,912	1,801	2,250	13,432	26,975
Loans and other financial liabilities	789	1,606	3,008	1,029	548	1,696	8,676
Finance lease liabilities	230	115	176	151	135	727	1,534

Total	4,150	5,170	6,096	2,981	2,933	15,855	37,185
Current financial liabilities	870	—	—	—	—	—	870

Total	5,020	5,170	6,096	2,981	2,933	15,855	38,055

The main components of financial liabilities are set forth below.

Bonds are composed as follows:

	As of December 31,
	2011	2010
	(millions of euros)
Non-current portion	24,478	24,589
Current portion	3,895	4,989

Total carrying amounts	28,373	29,578
Fair value adjustment and measurement at amortized cost	(1,398)	(1,249)

Total nominal repayment amount	26,975	28,329

The nominal repayment amount of bonds totals 26,975 million euros, decreasing 1,354 million euros compared to December 31, 2010 (28,329 million euros) following repayments/new issues that took place in 2011.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2011 (%)	Market value as of December 31, 2011 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	1,222.5	1,222.5	6.250%	02/01/2002	02/01/2012	98.952	100.277	1,226
Euro	1,000	1,000	3 month Euribor + 0.53%	12/06/2005	12/06/2012	100	96.459	965
Euro	645	645	6.750%	03/19/2009	03/21/2013	99.574	102.316	660
Euro	500	500	3 month Euribor + 0.63%	07/19/2007	07/19/2013	100	93.872	469
Euro	500	500	7.875%	01/22/2009	01/22/2014	99.728	104.671	523
Euro	673	673	4.750%	05/19/2006	05/19/2014	99.156	98.943	666
Euro	120	120	3 month Euribor + 0.66%	11/23/2004	11/23/2015	100	81.342	98
GBP	500	598.6	5.625%	06/29/2005	12/29/2015	99.878	95.708	573
Euro	1,000	1,000	5.125%	01/25/2011	01/25/2016	99.686	95.661	957
Euro	850	850	8.250%	03/19/2009	03/21/2016	99.740	105.072	893
Euro	400	400	3 month Euribor + 0.79%	06/07/2007	06/07/2016	100	80.167	321
Euro	1,000	1,000	7.000%	10/20/2011	01/20/2017	100.185(*)	100.073	1,001
GBP	750	897.9	7.375%	05/26/2009	12/15/2017	99.608	99.675	895
Euro	750	750	4.750%	05/25/2011	05/25/2018	99.889	87.340	655
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.070	88.809	1,110
GBP	850	1,017.6	6.375%	06/24/2004	06/24/2019	98.850	91.565	932
Euro	265.8	265.8	6 month Euribor + (base 365)	01/01/2002	01/01/2022	100	100	266
Euro	1,250	1,250	5.25%	02/10/2010	02/10/2022	99.295	82.560	1,032
GBP	400	478.9	5.875%	05/19/2006	05/19/2023	99.622	82.013	393
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667	66.693	447

Sub-Total		15,089						14,082

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	107.7	107.7	3 month Euribor+1.30%	03/12/2010	03/14/2012	100	99.992	108
Euro	801.2	801.2	7.250%	04/24/2002	04/24/2012	101.651(*)	101.190	811
Euro	758.7	758.7	6.875%	01/24/2003	01/24/2013	99.332	103.045	782
JPY	20,000	199.6	3.550%	04/22/2002	05/14/2032	99.250	101.092	202
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	109.646(*)	89.036	904

Sub-Total		2,882						2,807

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	2,000	1,545.7	5.250%	10/29/2003	11/15/2013	99.742	96.286	1,488
USD	1,000	772.9	6.175%	06/18/2009	06/18/2014	100	96.970	749
USD	1,250	966.1	4.950%	10/06/2004	09/30/2014	99.651	93.498	903
USD	1,400	1,082.0	5.250%	09/28/2005	10/01/2015	99.370	92.418	1,000
USD	1,000	772.9	6.999%	06/04/2008	06/04/2018	100	94.630	731
USD	1,000	772.9	7.175%	06/18/2009	06/18/2019	100	94.995	734
USD	1,000	772.9	6.375%	10/29/2003	11/15/2033	99.558	77.333	598
USD	1,000	772.9	6.000%	10/06/2004	09/30/2034	99.081	75.573	584
USD	1,000	772.9	7.200%	07/18/2006	07/18/2036	99.440	84.323	652
USD	1,000	772.9	7.721%	06/04/2008	06/04/2038	100	88.603	685

Sub-Total		9,004						8,124

Total		26,975						25,013

(*)	Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the notes/bonds described above are available on the corporate website telecomitalia.com.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the changes in bonds during 2011:

New issues	Currency	Amount (millions of original currency)	Issue date
Telecom Italia S.p.A. 1,000 million euros 7% maturing 01/20/2017(*)	Euro	1,000	10/20/2011
Telecom Italia S.p.A. 750 million euros 4.75% maturing 05/25/2018	Euro	750	05/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 01/25/2016	Euro	1,000	01/25/2011

(*)	On October 20, 2011, bonds were issued for 750 million euros; subsequently, on November 3, 2011, the issue was reopened and increased for another 250 million euros.

Repayments	Currency	Amount (millions of original currency)	Repayment date
Telecom Italia Capital S.A., Floating Rate Notes 850 million USD, 3 month USD Libor +0.61%	USD	850	07/18/2011
Telecom Italia Capital S.A. 750 million USD 6.2%	USD	750	07/18/2011
Telecom Italia Finance S.A. 7.50% 1,791 million euros(1)	Euro	1,791	04/20/2011
Telecom Italia Capital S.A. Floating Rates Notes 400 million USD, 3 month USD Libor + 0.48%,.	USD	400	02/01/2011
Telecom Italia S.p.A. 4.5% 750 million euros	Euro	750	01/28/2011

(1)	Net of repayments by the company for 209 million euros during the years 2009-2011.

Buybacks	Currency	Amount (millions of original currency)	Buyback period
Telecom Italia Finance S.A., 1,791 million euros 7.50%, maturing April 2011(*)	Euro	93	January – March 2011
Telecom Italia Finance S.A. 801 million euros 7.25%, maturing April 2012	Euro	199	January – September 2011
Telecom Italia Finance S.A. 759 million euros 6.875%, maturing January 2013	Euro	91	November – December 2011
Telecom Italia S.p.A. 1,222.5 million euros 6.25%, maturing February 2012	Euro	27.5	December 2011
Telecom Italia S.p.A. 645 million euros 6.75%, maturing March 2013	Euro	5	December 2011

(*)	During the years 2009 and 2010, bonds had already been bought back for 116 million euros. Therefore the total amount bought back is 209 million euros.

Medium/long-term amounts due to banks total 6,687 million euros (5,501 million euros at December 31, 2010), increasing 1,186 million euros partly as a result of 750 million euros drawn down from the revolving credit facility to partially cover the cash requirements for the acquisition of the LTE frequencies.

Short-term amounts due to banks total 1,192 million euros, increasing 319 million euros (873 million euros at December 31, 2010). Short-term amounts due to banks include 670 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amount to 837 million euros (503 million euros at December 31, 2010). They include 375 million euros of debt owed by Telecom Italia S.p.A. on the purchase of the user rights for the 800 MHz and 2600 MHz frequencies due in October 2016, 201 million euros by Telecom Italia Finance S.A. on the loan for 20,000 million Japanese yen due in 2029 and 249 million euros on the debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A., maturing 2013.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Short-term other financial payables amount to 527 million euros (517 million euros at December 31, 2010) and include 178 million euros of the current portion of medium/long-term other financial payables, of which 88 million euros refers to the amount owed by Telecom Italia S.p.A. on the purchase of the user rights for the 800 MHz and 2600 MHz frequencies and 76 million euros relating to Nortel Inversora S.A. Preferred Serie A Shares (these are preferred shares regulated by Argentine law, without voting rights except for specific cases stated in the relative issue conditions, repayable at pre-determined maturities according to a pre-established repayment plan. The shares are remunerated and have the right, among other things, to a base annual cumulative yield, regardless of the results for the year reported by Nortel Inversora S.A. and are therefore considered liabilities of a financial nature pursuant to IFRS adopted by the Telecom Italia Group).

Medium/long-term finance lease liabilities total 1,304 million euros (1,442 million euros at December 31, 2010) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 245 million euros (232 million euros at December 31, 2010).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,513 million euros (2,238 million euros at December 31, 2010). Hedging derivatives relating to items classified as current liabilities of a financial nature total 196 million euros (269 million euros at December 31, 2010). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 40 million euros (74 million euros at December 31, 2010). Non-hedging derivatives relating to items classified as current liabilities of a financial nature amount to 36 million euros (2 million euros at December 31, 2010). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

“Covenants”, “Negative pledges” and other contract clauses in effect at December 31, 2011

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

None of the bonds issued by the Telecom Italia Group carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which govern the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,053 million euros (out of a total of 2,960 million euros at December 31, 2011) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

in the event the company commits to uphold in other loan contracts, among other things, financial parameters, cross default clauses, commitments restricting the sale of goods or restrictions which are not present or are more stringent or more favorable than those granted to the EIB, then the EIB will have the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

right to request—whenever it deems that this might have negative consequences on the financial capability of Telecom Italia S.p.A.—the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question (“Clause for Inclusion”)—contemplated only on the loan extended on August 5, 2011 for an amount of 100 million euros—does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings (BBB and Baa2) did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control.

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary TI Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the authorization/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the occurrence of a change in control involves a change in or the termination of the relationship. Some non-financial agreements also contain confidentiality provisions and disclosure of the existence of a change of control clause would breach these agreements and potentially harm the Company. As a consequence, Telecom Italia avails itself of the right not to disclose these agreements, pursuant to art. 123-bis of the Italian Consolidated Financial Act, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded.

There remain the following types of agreements, all regarding financing relationships:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 2,000,000,000 euros) to the same. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and contemplates a structure similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The amount disbursed is currently 250,000,000 euros;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and contemplates a discipline basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 200,000,000 euros;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The total nominal amount is 2.95 billion euros. The contracts signed by Telecom Italia with the EIB, for an amount of 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract. Specifically:

–

the loan contract signed by Telecom Italia with EIB on August 5, 2011, for an amount of 100 million euros, and the three contracts—covered, respectively, by bank guarantees and guarantees provided by Sace S.p.A.—signed on September 26, 2011, for a total amount of 200 million euros, carry the obligation, for Telecom Italia, of promptly informing the bank about changes regarding the bylaws or its shareholders. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the four contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder which at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

–

furthermore, the contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros, envisage the clause for inclusion according to which in the event Telecom Italia commits to uphold in other loan contracts, among other things, financial parameters which are not present or are more stringent or more favorable than those granted to the EIB, then the EIB will have the right to request—whenever it deems that this might have negative consequences on the financial ability of Telecom Italia S.p.A.—the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

Export Credit Agreement (residual nominal amount of 37,573,952 euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due;

•

Senior Secured Syndicated Facility (residual nominal amount of 312,464,000 Argentine pesos, equal to about 56 million euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A (a wholly-owned subsidiary of the Telecom Italia Group) and provides for the repayment of the loan in 2016. The loan is guaranteed by two pledges of (i) 15,374,858 Telecom Argentina shares and (ii) 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares. The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local practice; there is also a change of control clause which requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or loss control of the other Argentine subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, subject to a request for the early repayment of the loan.

Finally, as of December 31, 2011, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2011:

	As of December 31,
	2011		2010
	Agreed	Drawn down	Agreed	Drawn down
	(millions of euros)
Revolving Credit Facility—expiring February 2013	1.25	0.25	1.25	—
Revolving Credit Facility—expiring August 2014	8.0	2.0	8.0	1.5
Revolving Credit Facility—expiring June 2012 (renewable to December 2013)	0.2	0.2	0.2	0.12

Total	9.45	2.45	9.45	1.62

Telecom Italia’s ratings

During the course of 2011, the three rating agencies—Standard & Poor’s, Moody’s and Fitch Ratings—changed their outlook on Telecom Italia.

S&P’s		Moody’s		Fitch Ratings
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB	Negative	Baa2	Negative	BBB	Negative

NOTE 16—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterparty with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

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

The Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of (medium/long-term) non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65% – 75% for the fixed-rate component and 25% – 35% for the variable-rate component.

In managing market risk, the Group adopted a “Guideline policy for debt management using derivative instruments” and mainly uses the following:

•	Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

the sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at December 31, 2011, assuming that such amounts are representative of the entire year;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS7;

•

in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, compensate each other almost entirely in the separate consolidated income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk;

•

the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis;

•

the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk—Sensitivity analysis

At December 31, 2011 and 2010, the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk—Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2011 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the separate consolidated income statement for 42 million euros (75 million euros in 2010).

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

Total Financial liabilities (at the nominal repayment amount)
	As of December 31, 2011			As of December 31, 2010
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of euros)
Bonds	20,156	6,819	26,975	17,632	10,697	28,329
Loans and other financial liabilities	5,789	4,421	10,210	6,166	3,015	9,181

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	25,945	11,240	37,185	23,798	13,712	37,510
Total current financial liabilities(*)	57	813	870	31	694	725

Total	26,002	12,053	38,055	23,829	14,406	38,235

(*)

At December 31, 2011, variable-rate current liabilities include 276 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (313 million euros at December 31, 2010).

Total Financial assets (at the nominal investment amount)
	As of December 31, 2011			As of December 31, 2010
	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
	(millions of euros)
Cash and cash equivalents	—	5,167	5,167	—	4,264	4,264
Euro Commercial Papers	—	219	219	—	214	214
Securities	125	2,233	2,358	103	2,262	2,365
Other receivables	777	215	992	584	133	717

Total	902	7,834	8,736	687	6,873	7,560

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Total Financial liabilities
	As of December 31, 2011		As of December 31, 2010
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	26,874	6.00	28,131	5.88
Loans and other financial liabilities	10,686	4.12	9,001	4.35

Total	37,560	5.46	37,132	5.51

Total Financial assets
	As of December 31, 2011		As of December 31, 2010
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros	(%)	(millions of euros)	(%)
Cash and cash equivalents	5,167	2.52	4,264	1.19
Euro Commercial Papers	219	1.51	214	1.07
Securities	2,358	7.29	2,365	6.32
Other receivables	389	5.22	403	5.02

Total	8,133	4.01	7,246	3.07

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Further information is provided in the Note “Financial liabilities (non-current and current)”.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Credit risk represents the Telecom Italia Group’s exposure to possible losses arising from the failure of commercial or financial counterparties to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterparty could arise or from factors more strictly technical, commercial or administrative.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Provision charges for bad debts are recorded on specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there are investments in Euro Commercial Paper (the issuers all have an A- rating by S&P’s and headquarters in Europe) and bonds featuring a limited level of risk. All investments have been made in accordance with the “Guideline policy for liquidity investments using financial instruments” adopted by the Telecom Italia Group in July 2009.

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

Current financial assets at December 31, 2011, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 24 months.

13% of gross financial debt at December 31, 2011 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and the interest and exchange rates in place at December 31, 2011. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial liabilities—Maturities of contractually expected disbursements

		Maturing by December 31, of the year
		2012	2013	2014	2015	2016	After 2016	Total
		(millions of euros)
Bonds	Principal	3,131	3,449	2,912	1,801	2,250	13,432	26,975
	Interest	1,526	1,418	1,210	1,067	969	8,326	14,516

Loans and other financial liabilities	Principal	789	1,606	3,008	1,029	548	1,696	8,676
	Interest	284	207	109	41	32	(439)	234

Finance lease liabilities	Principal	230	115	176	151	135	727	1,534
	Interest	99	92	84	76	67	179	597

Non-current financial liabilities(*)	Principal	4,150	5,170	6,096	2,981	2,933	15,855	37,185
	Interest	1,909	1,717	1,403	1,184	1,068	8,066	15,347

Current financial liabilities	Principal	870	—	—	—	—	—	870
	Interest	10	—	—	—	—	—	10

Total financial liabilities	Principal	5,020	5,170	6,096	2,981	2,933	15,855	38,055
	Interest	1,919	1,717	1,403	1,184	1,068	8,066	15,357

(*)	These include hedging and non-hedging derivatives.

Derivatives on financial liabilities—Contractually expected interest flows

	Maturing by December 31, of the year
	2012	2013	2014	2015	2016	After 2016	Total
	(millions of euros)
Disbursements	934	902	713	591	494	4,559	8,193
Receipts	(957)	(942)	(773)	(668)	(545)	(5,226)	(9,111)

Hedging derivatives—net (receipts) disbursements	(23)	(40)	(60)	(77)	(51)	(667)	(918)

Disbursements	—	11	8	5	2	72	98
Receipts	(2)	(3)	(13)	—	—	(2)	(20)

Non-hedging derivatives—net (receipts) disbursements	(2)	8	(5)	5	2	70	78

Total net receipts	(25)	(32)	(65)	(72)	(49)	(597)	(840)

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 17—DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and the management of interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2011 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following tables present the derivative financial instruments of the Telecom Italia Group at December 31, 2011 and at December 31, 2010, by type:

Type	Hedged Risk	Notional amount at 12/31/2011	Notional amount at 12/31/2010	Spot (*) Mark-to-Market (Clean Price) at 12/31/2011	Spot (*) Mark-to-Market (Clean Price) at 12/31/2010
		(millions of euros)
Interest rate swaps	Interest rate risk	3,100	5,320	9	44
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	3,257	5,648	193	(67)

Total Fair Value Hedge Derivatives		6,357	10,968	202	(23)
Interest rate swaps	Interest rate risk	3,370	3,370	(307)	(332)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	10,402	10,402	56	(617)
Commodity Swap and Options	Commodity risk (energy)	—	10	—	2
Forward and FX Options	Currency exchange rate risk	1	3	—	—

Total Cash Flow Hedge Derivatives		13,773	13,785	(251)	(947)

Total Non-Hedge Accounting Derivatives		730	630	(22)	(59)

Total Telecom Italia Group Derivatives		20,860	25,383	(71)	(1,029)

(*)	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2011 led to:

•	recognition in equity of unrealized income of 293 million euros;

•	reversal from equity to the separate consolidated income statement of net gains from exchange rate adjustments for 333 million euros.

Furthermore, at December 31, 2011, the total loss of the hedging instruments that is still recognized in equity amounts to 14 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the separate consolidated income statement during 2011 is 6 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the separate consolidated income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
USD	2,000	Jan 2012	Nov 2013	5.25%	Semiannually
Euro	120	Jan 2012	Nov 2015	3-month Euribor +0.66%	Quarterly
GBP	500	Jan 2012	Dec 2015	5.625%	Annually
GBP	850	Jan 2012	June 2019	6.375%	Annually
GBP	400	Jan 2012	May 2023	5.875%	Annually
USD	186	Jan 2012	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2012	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2012	July 2036	7.20%	Semiannually
Euro	500	Jan 2012	July 2013	3-month Euribor +0.63%	Quarterly
USD	1,000	Jan 2012	June 2018	6.999%	Semiannually
USD	1,000	Jan 2012	June 2038	7.721%	Semiannually
Euro	400	Jan 2012	June 2016	3-month Euribor +0.79%	Quarterly
Euro	1,500	Jan 2012	Aug 2014	1-month Euribor +0.1575%	Monthly
Euro	350	Jan 2012	Mar 2014	6-month EIB +0.29%	Semiannually
Euro	400	Jan 2012	Sept 2013	3-month EIB +0.15%	Quarterly
Euro	100	Jan 2012	Dec 2013	6-month Euribor -0.023%	Semiannually
GBP	750	Jan 2012	Dec 2017	3.72755%	Annually
USD	1,000	Jan 2012	June 2014	6.175%	Semiannually
USD	1,000	Jan 2012	June 2019	7.175%	Semiannually
USD	1,000	Jan 2012	Sept 2034	6%	Semiannually

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

The ineffective portion recognized in the separate consolidated income statement from designated cash flow hedge derivatives during 2011 is equal to 11 million euros positive.

NOTE 18—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note “Financial Liabilities—non-current and current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed as the present value of future cash flows using market interest rates prevailing at December 31, 2011.

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

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2011 and 2010 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories
Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability at December 31, 2011

	IAS 39 categories	Note		Carrying amounts in financial statements at 12/31/2011	Amounts recognized in the financial statements according to IAS 39
					Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17
					(millions of euros)
Assets
Non-current financial assets
Other investments	AfS	8		38	—	26	12	—	—
Securities, financial receivables and other non-current financial assets
of which loans and recevables	LaR	9		56	56	—	—	—	—
of which securities	AfS	9		12	—	—	12	—	—
of which hedging derivatives	HD	9		2,701	—	—	2,181	520	—
of which non- hedging derivatives	FAHfT	9		27	—	—	—	27	—
of which receivables for lease contracts	n.a.	9		153	—	—	—	—	153
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	10		349	339	10	—	—	—

		(A	)	3,336	395	36	2,205	547	153

Current financial assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	13		6,632	6,632	—	—	—	—
Securities
of which available-for-sale	AfS	9		1,006	—	—	1,006	—	—
of which held for trading	FAHfT	9		1	—	—	—	1	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	9		79	79	—	—	—	—
of which hedging derivatives	HD	9		244	—	—	153	91	—
of which non-hedging derivatives	FAHfT	9		24	—	—	—	24	—
of which receivables for lease contracts	n.a.	9		115	—	—	—	—	115
Cash and cash equivalents	LaR	9		6,714	6,714	—	—	—	—

		(B	)	14,815	13,425	—	1,159	116	115

Total		(A+B	)	18,151	13,820	36	3,364	663	268

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15		32,003	32,003	—	—	—	—
of which hedging derivatives	HD	15		2,513	—	—	2,332	181	—
of which non-hedging derivatives	FLHfT	15		40	—	—	—	40	—
of which financial lease liabilities	n.a.	15		1,304	—	—	—	—	1,304

		(C	)	35,860	32,003	—	2,332	221	1,304

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15		5,614	5,614	—	—	—	—
of which hedging derivatives	HD	15		196	—	—	166	30	—
of which non-hedging derivatives	FLHfT	15		36	—	—	—	36	—
of which financial lease liabilities	n.a.	15		245	—	—	—	—	245
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	22		7,388	7,388	—	—	—	—

		(D	)	13,479	13,002	—	166	66	245

Total		(C+D	)	49,339	45,005	—	2,498	287	1,549

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability at December 31, 2011

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements at 12/31/2011	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2011
	(millions of euros)
Assets
Loans and receivables	LaR	13,830	13,820	10	—	—	—	13,830
Available-for-sale financial assets	AfS	1,056	—	26	1,030	—	—	1,056
Financial assets at fair value through profit or loss held for trading	FAHfT	52	—	—	—	52	—	52
Of which non-hedging derivatives	FAHfT	51	—	—	—	51	—	51
Hedging derivatives	HD	2,945	—	—	2,334	611	—	2,945
Assets measured according to IAS 17	n.a.	268	—	—	—	—	268	268

Total		18,151	13,820	36	3,364	663	268	18,151

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	45,005	45,005	—	—	—	—	42,576
Financial liabilities at fair value through profit or loss held for trading	FLHfT	76	—	—	—	76	—	76
Of which non-hedging derivatives	FLHfT	76	—	—	—	76	—	76
Hedging derivatives	HD	2,709	—	—	2,498	211	—	2,709
Liabilities measured according to IAS 17	n.a.	1,549	—	—	—	—	1,549	1,600

Total		49,339	45,005	—	2,498	287	1,549	46,961

(*)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Hierarchy levels for each class of financial asset/liability at fair value at December 31, 2011

					Hierarchy levels
		IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2011	Level 1(*)	Level 2(*)	Level 3(*)
		(millions of euros)
Assets
Non-current financial assets
Other investments		AfS	8	38	2	10	—
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9	12	12	—	—
of which hedging derivatives		HD	9	2,701	—	2,701	—
of which non-hedging derivatives		FAHfT	9	27	—	27	—

	(A)			2,778	14	2,738	—

Current financial assets
Securities
of which available-for-sale		AfS	9	1,006	1,006	—	—
of which held for trading		FAHfT	9	1	—	1	—
Financial receivables and other current financial assets
of which hedging derivatives		FAHfT	9	244	—	244	—
of which non-hedging derivatives		HD	9	24	—	24	—

	(B)			1,275	1,006	269	—

Total	(A+B)			4,053	1,020	3,007	—

Liabilities
Non-current liabilities
of which hedging derivatives		HD	15	2,513	—	2,513	—
of which non- hedging derivatives		FLHfT	15	40	—	40	—

	(C)			2,553	—	2,553	—

Current liabilities
of which hedging derivatives		FLHfT	15	196	—	196	—
of which non-hedging derivatives		HD	15	36	—	36	—

	(D)			232	—	232	—

Total	(C+D)			2,785	—	2,785	—

(*)	Level 1: quoted prices (unadjusted) in active markets.

Level 2: inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3: inputs that are not based on observable market data.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability at December 31, 2010

				Amounts recognized in financial statements according to IAS 39
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2010	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17
	(millions of euros)
Assets
Non-current financial assets
Other investments	AfS	8	43	—	26	17	—	—
Securities, financial receivables and other non-current financial assets
of which loans and recevables	LaR	9	120	120	—	—	—	—
of which securities	AfS	9	13	—	—	13	—	—
of which hedging derivatives	HD	9	1,524	—	—	1,071	453	—
of which non- hedging derivatives	FAHfT	9	7	—	—	—	7	—
of which receivables for lease contracts	n.a.	9	199	—	—	—	—	199
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	10	249	214	35	—	—	—

		(A)	2,155	334	61	1,101	460	199

Current financial assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	13	6,686	6,686	—	—	—	—
Securities
of which available-for-sale	AfS	9	1,316	—	—	1,316	—	—
of which held for trading	FAHfT	9	—	—	—	—	—	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	9	27	27	—	—	—	—
of which non-hedging derivatives	FAHfT	9	4	—	—	—	4	—
of which hedging derivatives	HD	9	335	—	—	106	229	—
of which receivables for lease contracts	n.a.	9	72	—	—	—	—	72
Cash and cash equivalents	LaR	9	5,526	5,526	—	—	—	—

		(B)	13,966	12,239	—	1,422	233	72

Total		(A+B)	16,121	12,573	61	2,523	693	271

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15	30,594	30,594	—	—	—	—
of which hedging derivatives	HD	15	2,238	—	—	1,950	288	—
of which non-hedging derivatives	FLHfT	15	74	—	—	—	74	—
of which financial lease liabilities	n.a.	15	1,442	—	—	—	—	1,442

		(C)	34,348	30,594	—	1,950	362	1,442

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15	6,379	6,379	—	—	—	—
of which non-hedging derivatives	FLHfT	15	2	—	—	—	2	—
of which hedging derivatives	HD	15	269	—	—	122	147	—
of which financial lease liabilities	n.a.	15	232	—	—	—	—	232
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	22	7,497	7,497	—	—	—	—

		(D)	14,379	13,876	—	122	149	232

Total		(C+D)	48,727	44,470	—	2,072	511	1,674

(*)	Part of assets or liabilities falling under the scope of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability at December 31, 2010

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements at 12/31/2010	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2010
	(millions of euros)
Assets
Loans and receivables	LaR	12,608	12,573	35	—	—	—	12,608
Available-for-sale financial assets	AfS	1,372	—	26	1,346	—	—	1,372
Financial assets at fair value through profit or loss held for trading	FAHfT	11	—	—	—	11	—	11
Of which non-hedging derivatives	FAHfT	11	—	—	—	11	—	11
Hedging derivatives	HD	1,859	—	—	1,177	682	—	1,859
Assets measured according to IAS 17	n.a.	271	—	—	—	—	271	271

Total		16,121	12,573	61	2,523	693	271	16,121

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	44,470	44,470	—	—	—	—	44,494
Financial liabilities at fair value through profit or loss held for trading	FLHfT	76	—	—	—	76	—	76
Of which non-hedging derivatives	FLHfT	76	—	—	—	76	—	76
Hedging derivatives	HD	2,507	—	—	2,072	435	—	2,507
Liabilities measured according to IAS 17	n.a.	1,674	—	—	—	—	1,674	2,083

Total		48,727	44,470	—	2,072	511	1,674	49,160

(*)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value hierarchy level for each class of financial asset/liability at December 31, 2010

					Hierarchy levels
		IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2010	Level 1(*)	Level 2(*)	Level 3(*)
		(millions of euros)
Assets
Non-current financial assets
Other investments		AfS	8	43	3	14	—
Securities, financial receivables and other non-current financial assets of which securities		AfS	9	13	13	—	—
of which hedging derivatives		HD	9	1,524	—	1,524	—
of which non-hedging derivatives		FAHfT	9	7	—	7	—

	(A)			1,587	16	1,545	—

Current financial assets
Securities of which available-for-sale		AfS	9	1,316	1,316	—	—
Financial receivables and other current financial assets
of which non-hedging derivatives		FAHfT	9	4	—	4	—
of which hedging derivatives		HD	9	335	—	335	—
	(B)			1,655	1,316	339	—

Total	(A+B)			3,242	1,332	1,884

Liabilities
Non-current financial liabilities
of which hedging derivatives		HD	15	2,238	—	2,238	—
of which non- hedging derivatives		FLHfT	15	74	—	74	—

	(C)			2,312	—	2,312	—

Current financial liabilities
of which non-hedging derivatives		FLHfT	15	2	—	2	—
of which hedging derivatives		HD	15	269	—	269	—

	(D)			271	—	271	—

Total	(C+D)			2,583	—	2,583	—

(*)	Level 1: quoted prices (unadjusted) in active markets.

Level 2: inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3: input that are not based on observable market data.

Gains and losses by IAS 39 category—Year 2011

	IAS 39 categories	Net gains/(losses), 2011(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(419)	195
Available-for-sale financial assets	AfS	45	—
Financial assets and liabilities at fair value through profit or loss held for trading	FAHfT/FLHfT	52	—
Financial liabilities at amortized cost	FLAC	(1,847)	(1,813)

Total		(2,169)	(1,618)

1)

Of which, 3 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category—Year 2010

	IAS 39 categories	Net gains/(losses), 2010 (1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(376)	114
Available-for-sale financial assets	AfS	60	—
Financial assets and liabilities at fair value through profit or loss held for trading	FAHfT/FLHfT	(49)	—
Financial liabilities at amortized cost	FLAC	(1,994)	(1,936)

Total		(2,359)	(1,822)

1)

Of which, 3 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

NOTE 19—EMPLOYEE BENEFITS

Employee benefits decreased 281 million euros compared to December 31, 2010 and are composed of the following:

			As of December 31, 2009	Change in the scope of consolidation Argentina BU	Provision charges/ present value	Decreases	As of December 31, 2010
			(millions of euros)
Provision for employee severance indemnities	(A	)	1,051	—	40	(105)	986

Provision for pension plans			25	27	8	(1)	59
Provision for termination benefit incentives			146	—	228	(99)	275

Total other provisions for employee benefits	(B	)	171	27	236	(100)	334

Total	(A+B	)	1,222	27	276	(205)	1,320

Of which :
Non-current portion			1,075				1,129
Current portion*			147				191

*	The current portion refers only to Other provisions for employees benefits.

			As of December 31, 2010	Provision charges/ present value	Decreases	Exchange differences and reclassifi- cations	As of December 31, 2011
			(millions of euros)
Provision for employee severance indemnities	(A	)	986	(75)	(82)	—	829

Provision for pension plans			59	(3)	(1)	(34)	21
Provision for termination benefit incentives			275	19	(105)	—	189

Total other provisions for employee benefits	(B	)	334	16	(106)	(34)	210

Total	(A+B	)	1,320	(59)	(188)	(34)	1,039

Of which :
Non-current portion			1,129				850
Current portion*			191				189

*	The current portion refers only to Other provisions for employees benefits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Provision for employee severance indemnities refers only to the Italian companies of the Group and decreased in total by 157 million euros; the reduction of 82 million euros refers to indemnities paid to employees who terminated employment or for advances. The negative change of 75 million euros in the “Provision charges/present value” column is the sum of the following:

•	+42 million euros for provision charges for interest accruing during the year;

•

-117 million euros for the total effect on employee severance indemnities deriving from: higher discount rate—taken as the return on 10-year government securities, change in inflation rate considered as well as the new law on pensions, Law 214 of December 22, 2011, which extends the estimated period in which a person works.

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-prescribed interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”.

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”.

Under IAS 19, employee severance indemnities have been recalculated with actuarial techniques using the Projected Unit Credit Cost Method as follows:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the compensation level at the measurement date—only for employees of companies with less than 50 employees during the year 2006;

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit has to be effectively paid;

•

the liability of each interested company has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or identifying the amount of the average present value of future benefits which refer to the past service already matured by the employee in the company at the measurement date (for the others).

The following assumptions have been made:

Financial assumptions	Executives	Non executives
Inflation rate	2.0% per annum	2.0% per annum
Discount rate	5.1% per annum	5.1% per annum
Increase in compensation
• equal to or less than 40 years of age	1.0% per annum	1.0% per annum
• over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum

• over 55 years of age	0.0% per annum	0.0% per annum

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Demographic assumptions	Executives	Non executives
Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”

Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex

Probability of resignation (in relation to the company):
– up to 40 years of age	From 3.0% to 5.0% per annum	From 1.5% to 4.0% per annum
– over 40 up to 50 years of age	From 1.5% to 4.0% per annum	From 0.5% to 2.5% per annum
– over 50 years of age	none	none

Probability of retirement:	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011

Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% per annum	3.0% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2011 of 829 million euros (986 million euros at the end of 2010).

The effect on the separate consolidated income statement, included in employee benefits expenses, is as follows:

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Current service cost (*)	—	—	—
Finance expenses (**)	42	44	67
Net actuarial (gains) losses recognized during the year	(117)	(4)	(15)

Total (income) expense	(75)	40	52

Effective return on plan assets	n/a	n/a	n/a

(*)

Following the social security reform, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expense” in “Social security expenses” and not as “Employee severance indemnity expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal to 0.4 million euros in 2011 compared to 0.5 million euros in 2010).

(**)	Finance expenses include the portion relating to the company Loquendo for nine months of the year.

The change in expenses compared to the prior year is attributable mainly to the revision of the discount rate and the inflation rate used in the actuarial appraisal, to the new pension reform and to the reduction in employees.

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provisions for termination benefit incentives decreased in total by 86 million euros, mainly due to the utilization during the year of the provision for mobility under Law 223/91 by the Parent, Telecom Italia, Telecom Italia Sparkle, Shared Service Center (“SSC”), Olivetti and Olivetti I-Jet. The utilization was offset in part by the reversal of the present value calculation of the 2010 provision and the addition to the provision of a further 12 million euros, of which 9 million euros refers to Telecom Italia S.p.A. and 3 million euros to the company SSC. There are also provision charges by other Group companies operating in foreign countries for about 7 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 20—PROVISIONS

Provisions decreased 21 million euros compared to December 31, 2010 and are composed of the following:

	As of December 31, 2010	Increase	used through income statement	Uses directly	Exchange differences and other changes	As of December 31, 2011
	(millions of euros)
Provision for taxation and tax risks	163	28	—	(31)	(11)	149
Provision for restoration costs	459	15	—	(10)	(9)	455
Provision for legal disputes	333	167	(1)	(167)	7	339
Provision for commercial risks	63	9	(2)	(6)	(1)	63
Provision for risks and charges on investments and corporate—related transactions	115	15	(2)	(8)	(4)	116
Other provisions	138	3	(1)	(8)	(4)	128

Total	1,271	237	(6)	(230)	(22)	1,250

Of which :
Non-current portion	860					831
Current portion	411					419

Provision for taxation and tax risks shows a net reduction of 14 million euros and mainly include the provision charge of 10 million euros posted by Telecom Italia S.p.A. for taxes, interest and fines relating to the risk of the recovery of VAT deducted on supply transactions for the lease and/or sale of assets, which are the subject of criminal proceedings before the Monza Public Prosecutor’s Office (described in greater detail in the Note “Contingent liabilities, other information, commitments and guarantees”).

Provision for restoration costs refers to the provision for the estimated cost to dismantle tangible assets and restore the sites used by Telecom Italia S.p.A., the companies of the Brazil Business Unit and the companies of the Argentina Business Unit. The amount is more or less in line with that at the end of the prior year.

Provision for legal disputes includes the provision for litigation with employees, social security entities and third parties and shows a balance mainly reflecting that at December 31, 2010. The provision charges in 2011 have been recorded for the most part by the companies in the Brazil Business Unit (62 million euros), the companies in the Argentina Business Unit (55 million euros) and Telecom Italia S.p.A. (47 million euros).

Other provisions largely comprise the provision set aside in prior years for the Telecom Italia Sparkle case in the amount of 86 million euros and the provision for the liberalization of frequencies and proceedings of a regulatory nature with AGCom and the Antitrust Authority.

NOTE 21—MISCELLANEOUS PAYABLES AND OTHER NON—CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities increased 70 million euros compared to December 31, 2010 and are composed of the following:

	As of December 31,
	2011	2010
	(millions of euros)
Payables to social security agencies	46	67
Capital grants	36	55
Deferred income	858	863
Income tax payables(*)	63	44
Other payables and liabilities	153	57

Total	1,156	1,086

(*)	Analyzed in Note “Income taxes”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

	As of December 31,
	2011	2010
	(millions of euros)
Non-current payables
Due from 2 to 5 years after the end of the reporting period	28	46
Due beyond 5 years after the end of the reporting period	18	21

	46	67
Current payables	23	76

Total	69	143

Deferred income includes 462 million euros (513 million euros at December 31, 2010) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone service and 301 million euros (257 million euros at December 31, 2010) for the deferral of revenues from the sale of transmission capacity, referring to future years.

NOTE 22—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities increased 30 million euros compared to December 31, 2010 and are composed of the following:

			As of December 31,
			2011		2010
				Of which Financial Instruments IAS 39		Of which Financial Instruments IAS 39
			(millions of euros)
Payables on construction work	(A)		31		23

Trade payables:
• Payables to suppliers			4,929	4,929	4,943	4,943
• Payables to other telecommunications operators			1,335	1,335	1,341	1,341

	(B)		6,264	6,264	6,284	6,284

Tax payables	(C)		773		685

Miscellaneous payables and other current liabilities:
• Payables for employee compensation			520	520	537	537
• Payables to social security agencies			230	—	273	—
• Trade and miscellaneous deferred income			909	—	871	—
• Advances received			19	—	27	—
• Customer-related items			1,081	316	1,179	360
• Payables for the “TLC operating fee”			70	—	48	—
• Dividends approved, but not yet paid to shareholders			60	60	93	93
• Other current liabilities			419	228	333	223
• Employee benefits (except for Employee severance indemnities) for the current portion expected to be settled within 1 year			189	—	190	—
• Provisions for risks and charges for the current portion expected to be settled within 1 year			419	—	411	—

	(D)		3,916	1,124	3,962	1,213

Total	(A+B+C+D	)	10,984	7,388	10,954	7,497

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables (all due within 1 year) amounting to 6,264 million euros (6,284 million euros at December 31, 2010) mainly refer to Telecom Italia S.p.A. (3,383 million euros), the companies in the Brazil Business Unit (1,508 million euros) and the Argentina Business Unit (649 million euros).

Tax payables particularly refer to the VAT payable of Telecom Italia S.p.A. (219 million euros), the government concession tax of Telecom Italia S.p.A. (90 million euros), other tax payables of the Brazil Business Unit (264 million euros) and the Argentina Business Unit (84 million euros).

NOTE 23—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at December 31, 2011 are described below.

The Telecom Italia Group has posted liabilities totalling 189 million euros for those disputes described below where the risk of loss has been considered probable.

a) Significant disputes and pending legal actions

Telecom Italia Sparkle—Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The immediate trial of the defendents currently subject to precautionary measures (among whom the former chief executive officer and two former employees of Telecom Italia Sparkle) continues. The prosecutor has accused these defendents of cross-border criminal conspiracy, tax evasion, international money laundering, reinvestment of profit from criminal activities and registration of assets under false names. The charges of cross-border criminal conspiracy, international money laundering and reinvestment of profit from criminal activities also are possible offences that may entail administrative liability for a corporation, pursuant to Legislative Decree no. 231/2001.

In relation to this trial, Telecom Italia Sparkle filed an application to bring a civil action against all the defendents. The Court ruled this application inadmissible in its hearing on December 18, 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to Legislative Decree no. 231/2001.

Given the complexity of the proceeding, and since it is not yet possible to have full knowledge of all the documentation related to the proceedings, at present the Company cannot yet determine its final outcome. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor to prove its innocence in the matters at issue. Regarding the effects of a conviction under Legislative Decree 231/2001, in addition to the administrative fines (the amount of which would be low) and injunctive measures, the proceeds of the crime would be seized. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such illegal profits would be 72 million euros (a sum already guaranteed and provided for in the 2009 consolidated financial statements).

Telecom Italia did not expect any additional significant financial effect in excess of the 72 million euros liabilities previously recognized in the consolidated financial statements. The Company does not believe it is exposed to material loss in excess of the amount accrued.

So far as the residual tax risk is concerned, the Italian Revenue Agency has not yet issued notices of assessment in relation to the allegations of the Finance Police relating to direct taxation (as far as indirect taxes are concerned, in July 2010 Telecom Italia Sparkle paid the fines - equal to 25% of the sum imposed - the whole of the VAT considered to be non-deductible, plus applicable interest, for an aggregate of 418 million euros). In this respect, Telecom Italia Sparkle—also based on the opinion of tax experts—concluded that the potential estimated tax charge associated with these events would be approximately 429 million euros, plus fines and interests, and that the risk of losing such a case is only possible, not probable. As a result, no provision to cover the tax risk for direct taxation has been made.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

National tax disputes

As set out in the 2010 Annual Report:

•

in October 2010, the Milan Revenue Agency issued a formal notice of assessment to the subsidiary Olivetti Multiservices S.p.A. (OMS), which contested the invalid deduction of VAT in the tax years 2005 and 2006 totalling approximately 198 million euros, after recalculation of the so-called “pro-rata of non-deductibility”;

•

in December 2010, the Milan Revenue Agency served Telecom Italia and OMS, as jointly obliged parties, two assessment notices relating to property transfers made in December 2005 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, requesting payment of approximately 61 million euros including interest and fines;

•

in March 2011, the Milan Revenue Agency served Telecom Italia S.p.A and OMS with assessment notices relating to property transfers made in March 2006 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, requesting payment of approximately 10 million euros in tax and interest.

With respect to the assessment notices for stamp duty and mortgage tax, since these notices are final, the companies propose to appeal to the Milan Provincial Tax Commission, requesting cancellation of the notices as well as suspension of the collection proceedings currently underway. The companies have also filed an application for an internal review and suspension of the claims with the competent offices of the Milan Revenue Agency.

In February 2012, the Milan Revenue Agency filed a brief with the Milan Tax Commission in which it notified its full cancellation of all the assessment notices, declaring the consequent cessation of matters in dispute.

With respect to the formal notice relating to VAT, the Milan Revenue Agency alleged that OMS had applied an unwarranted deduction of VAT on the purchase of properties assigned to the Raissa and Spazio Industriale Funds. In relation to this matter the Company believes, with the support of the opinion of established tax experts, that it operated in full compliance with tax laws and denies the claim of the Revenue Agency. However, the risk associated with such claims was still deemed possible.

International tax disputes and others

On March 22, 2011 Tim Celular received a notice of tax assessment issued by the Brazilian Federal Tax Authorities in the total amount, at the date of the claim, of 1,265 million Reais (approximately 550 million euros), including fines and interest, upon completion of a tax audit covering the financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A. (formerly denominated Maxitel S.A.), companies which have been progressively merged in several steps into Tim Celular for the purpose of simplifying the corporate structure in Brazil.

The notice of tax assessment contains a number of matters, the most significant of which are summarized as follows:

•

the disallowance of the deduction of amortization of goodwill related to the acquisition of Tele Nordeste Celular Participações S.A. (“TNC”) which was originally recorded by Bitel Participações S.A. (Bitel);

•

the supposed incorrect exclusion of the goodwill previously amortized by Bitel, 1B2B and TNC, and transferred to the LALUR (Livro de Apuração do Lucro Real—IRPJ Taxable Income Report) of the Tim Brazil group operating companies; and

•	the disallowance of the fiscal effects of the merger between Tim Nordeste Telecomunicações S.A. and Maxitel S.A.

The adjustments raised in the notice of tax assessment have been challenged by Tim Celular, before the administrative court, with the filing of an initial defence document on April 20, 2011. On April 20, 2012, Tim Celular was notified of the first level decision which maintains the assessments; Tim Celular will file the appeal within the deadline as of May 22, 2012.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Management of Tim Celular and Tim Participações, as supported by legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

With regard to Tim Participações’ Brazilian subsidiaries, other tax disputes cases are ongoing, including claims for significant amounts. The most relevant cases are related to the tax deductibility of the goodwill amortization, several matters of indirect taxation (mainly related to ICMS—a kind of Brazilian VAT—and the composition of its basis of calculation and the possibility to account tax credits) and regulatory contributions to the Brazilian Regulatory Agency for Telecommunications—Agência Nacional de Telecomunicações (“ANATEL”) and the Brazilian Ministry of Communications—FUST and FUNTTEL Contributions,

Management believes the risk of loss is not probable (for the aforementioned companies), on the basis of legal opinions issued to the companies.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceedings are currently pending before the Public Prosecutor’s Office of Monza as part of the preliminary investigation of a number of subjects, including allegations against employees of the Company, with respect to the supply under lease and/or sale of assets transactions which would constitute various offences committed against Telecom Italia, among others.

On December 16, 2011 Telecom Italia, the injured party in the aforesaid criminal proceedings, filed a compliant against persons unknown with the Public Prosecutor’s Office of Monza.

However, in relation to the transactions cited by the Public Prosecutor, Telecom Italia concluded that it would not be able to recover the deducted VAT, which together with interest and fines, resulted in the setting aside of approximately 10 million euros for risk provision. The Company does not believe it is exposed to material losses in excess of the amount accrued.

Application for indictment of Telecom Italia S.p.A. for an administrative offence pursuant to Legislative Decree no. 231/2001.

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraphs 2 and 4 of Legislative Decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of former Company employees and consultants charged with a series of crimes, including—among others—the offense, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives. In May 2010, the Judge concluded that the 400,000 euros fine that the Company had agreed to pay was adequate: after this judgment, Telecom Italia was no longer a defendant in the criminal trial. At the same time, the Judge approved the motion for settlement of the proceedings presented by many other defendents, including ex-employees of the Group.

The trial phase of the proceedings, currently underway, opened in September 2010 before the second instance criminal Court of Milan. During the first hearings, Telecom Italia filed its application to be a civil party in the proceedings against all the defendents, for all the charges they are accused of, including corruption and criminal conspiracy. The Company’s application to be a civil party in the proceedings was granted by the Court on January 26, 2011. Telecom Italia is also claiming damages in the proceedings against 11 persons charged with criminal conspiracy, corruption and hacking committed against 32 parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services also claim damages in the proceeding related to charges other than unlawful appropriation.

— • —

In relation to the requests that the Company indemnify third parties, it should be noted that, given the current status of the hearings and on the basis of the available information, it is possible that the Company could lose such proceedings. With respect to one case, on the basis of available information and the status of the legal proceedings, a negative outcome is considered probable. As a result an immaterial amount has been accrued in the financial statements.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions

Consolidated Financial Statements	Notes To Consolidated Financial Statements

relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Telecom Italia Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage of their development or where claimants seek substantial or indeterminate damages.

Therefore as permitted by par. 91 of IAS 37 we have not disclosed an estimate of the financial effect, and the other information required by IAS 37 par. 86 (b) because it was not practicable to do so.

In each of the material legal proceedings and investigations, reviews and proceedings described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings investigations and reviews, and any related developments, may have on the Telecom Italia Group. Moreover, in the case in which the disclosure of information with respect to a particular dispute or proceeding could seriously prejudice the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A426

On May 13, 2010 AGCM, in response to a complaint by Fastweb, commenced an investigation of possible abuse by Telecom Italia of its dominant position. Fastweb alleged that Telecom Italia tried to exclude other competitors from the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity. In particular, according to the complaint, Telecom Italia failed to provide technical and economic information that was allegedly essential for the preparation of bids by its competitors, and provided network services to its commercial divisions at more favorable conditions than those applied to other operators.

Fastweb had previously filed a similar complaint with AGCom which dismissed the case in a note issued on May 26, 2010.

While stating that it had acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to settle the concerns set forth in the AGCM decision opening the investigation. Considering the merits of the Group’s proposal, AGCM published the proposal on its website on July 29, 2011, requesting comments from interested third parties.

Telecom Italia subsequently offered amendments to the proposal of undertakings, on which interested third parties provided additional comments. Telecom Italia submitted its responses to the comments from interested third parties on both proposals.

The procedure to evaluate the undertakings is still ongoing. At present, it is not possible to express an opinion about the outcome of the proceedings.

Antitrust Case A428

On June 23, 2010, AGCM, in response to complaints by Fastweb and Wind, commenced an investigation of two possible abuses by Telecom Italia of its dominant position.

According to Wind, Telecom Italia allegedly instituted a “technical boycott”, hindering or delaying the activation of access services, by means of unjustified and spurious refusals (so-called KO). Moreover, according to both complaints, Telecom Italia allegedly applied a discriminatory price policy, offering high discounts on the price of access services to final customers only in those geographic areas of Italy in which disaggregated access services to the local network are available, hence where other operators can offer greater competition. In order to substantiate their allegations, the OLOs pointed to the invitation to tender by the Florence municipal authority won by Telecom Italia in 2009. In relation to this invitation to tender AGCom, after verifying that the economic conditions of the traffic services offered by Telecom Italia could be actually matched by competitors purchasing Telecom Italia’s wholesale services, notified Telecom Italia on February 1, 2011 that it had withdrawn the allegations raised at the start.

While stating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to settle the concerns set forth in the AGCM decision to open the investigation. Considering the merits of the Group’s proposal, AGCM published the proposal on its website on August 5, 2011, requesting comments from interested third parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On October 31, 2011, Telecom Italia submitted its responses to the comments presented by interested third parties.

On March 26, 2012, AGCM rejected the undertakings proposed by Telecom Italia; the investigation, which is continuing, is set to be concluded on September 30, 2012. At present, it is not possible to express an opinion about the outcome of the proceedings.

Dispute relating to “Adjustments on licence fees” for the years 1994-1998

Some disputes filed in the past by Telecom Italia and Tim are still pending. These relate to the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998.

FASTWEB

In January 2011 Fastweb appointed an arbitrator in relation to its request for 146 million euros in damages, allegedly suffered after the breach by Telecom Italia of the contract for the supply of the “unbundling of the local loop” (LLU). In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia has filed a counterclaim.

The other disputes pending before the Court of Milan (“Impresa Semplice” and “Winback”) have been settled.

VODAFONE

In July 2006 Vodafone brought a case against Telecom Italia in the Milan Court of Appeals, seeking payment of damages set originally at 525 million euros and subsequently raised to 759 million euros. Plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor.

Telecom Italia filed a counterclaim, fully contesting the claims of the other party.

In a judgement on November 2, 2011, the Court of Appeals declared that it was not competent to hear this matter and referred the case to the Civil Court. The terms for the resumption of the Vodafone case before the Milan Court are pending.

H3G

The following disputes with H3G remain outstanding:

•

a case brought by H3G for compensation for damages of 122 million euros alleging presumed discriminatory behaviour and unfair competition by Telecom Italia against H3G in relation to fixed-mobile termination tariffs in the period 2008/2010. Telecom Italia has filed an appearance contesting the claims and submitting, alternatively, a counterclaim for 465 million euros;

•

a case brought by Telecom Italia for compensation of 230 million euros for damages related to the termination charges applied to it by H3G that were higher than those applied to other operators in the period between September 2005 and February 2008;

•

a case brought by H3G for compensation for presumed damages arising from the alleged discriminatory behaviour by Telecom Italia in the market for calls from its mobile network to H3G network customers. In particular, according to the complainant, Telecom Italia is accused of applying to its own sales divisions fees lower than those applied to H3G from April 2008. The damages claimed have been quantified as approximately 120 million euros. Telecom Italia has filed a reply contesting the claims and submitting a counterclaim for 260 million euros;

•

a challenge by Telecom Italia before the Rome Appeal Court against the arbitration awards on the subject of mobile-mobile termination tariffs for the period between September 2005 and December 2007, which ordered Telecom Italia to pay the sum of approximately 87 million euros (of which approximately 58 million euros have been declared enforceable);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

a case started by H3G claiming compensation for alleged damages arising from the alleged violation of the mobile customer portability procedures. The damages claimed have been quantified as approximately 60 million euros. Telecom Italia has filed a reply contesting the claims and submitting a counterclaim for 20 million euros;

•

an injunction sought by Telecom Italia to recover approximately 21 million euros for additional costs paid to H3G for the period from July 2010 to February 2011, after the repricing of the termination tariffs on the H3G mobile network (resolution 667/08/Cons).

Federazione Anti Pirateria Audiovisiva (FAPAV)

In June 2010, antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) commenced proceedings against Telecom Italia in the Rome Court claiming 320 million euros of damages allegedly resulting from its non-prevention of the illicit downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. FAPAV also asked that the Company provide the Judicial Authorities with information that identifies the customers involved in the alleged unlawful activities.

These proceedings follow a pre-trial procedure at the end of which the Rome Court excluded both any liability of Telecom Italia for the information it carries, and the obligation to suspend the internet access service of which Telecom Italia is merely supplier. The Court ordered the Company to supply all the information in its possession on the alleged unlawful activity and other information that identifies the subjects involved.

Telecom Italia, which has complied with the order filed a reply asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers (SIAE) has joined these proceedings to support FAPAV’s position.

WIND

In a writ issued in January 2012 Wind commenced proceedings against Telecom Italia claiming damages (90 million euros) arising from alleged unfair competition caused by Telecom Italia’s refusal to activate service requests in the period July 2009 - October 2010; the plaintiff’s main complaint alleges that such strategy of unfair competition was enacted by Telecom Italia both through alleged “technical boycotting” of service activation requests, and through offers and discounts tailored to customers interested in Wind’ s offers. Such conduct, with which Telecom Italia has been charged, has previously been the subject of complaints by Wind and Fastweb before the Anti-trust authority, which initiated proceedings A428. Telecom Italia filed a reply challenging the claims made by Wind.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers). Plaintiffs sought compensation of approximately 730 million euros for losses suffered.

The Milan Court of Appeals issued an injunction ordering Telecom Italia to cease the alleged abuses in the Company’s business relations with Eutelia and Voiceplus, relating to the Non Geographic Numbers for which Telecom Italia managed the revenues from the end customers on behalf of such OLOs and according to regulatory requirements. Telecom Italia filed a reply, asking that the request for damages be rejected in its entirety.

TELEUNIT

On October 29, 2009 Teleunit filed a complaint before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users). Plaintiff sought damages of approximately 362 million euros for the losses incurred. Telecom Italia has filed a formal reply to dispute plaintiff’s claims.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

POSTE

Certain action brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, in relation to non-payment by Poste for services rendered under contracts to supply IT goods and services are still pending. The outcome of the lower court’s judgments was partially favorable to Telecom Italia. The judgments have been appealed by Poste in individual rehearings.

Following these rehearings, a judgment of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, while another judgment of the same Court voided one of the disputed contracts. After this judgment, Poste filed a claim for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgment of the Italian Supreme Court considering amendment of the above judgment is still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute the judgment. Accepting this argument, the Rome Court suspended execution.

Gruppo Elitel Telecom S.p.A.

A dispute was recently started in Rome by Fallimento Elinet S.p.A. against its former administrators, auditors and auditing companies as well as against Telecom Italia, in relation to which claims were formulated regarding the alleged performance by Telecom Italia, of management and co-ordination activities of the Elitel Group (alternative operator present on the market, in which the Company has never had any type of interest), allegedly also enacted by playing the card of trade receivables management. The receiverships of Elitel s.r.l. and of Elitel Telecom S.p.A. (at the time the parent company of the Elitel Group) were also party to these proceedings. The economic claims advanced by the three receiverships amount to a total of 282 million euros. Telecom Italia filed a reply, challenging the claims of the plaintiffs.

Greece—DELAN

During 2009, Carothers Ltd., as successor of Delan Cellular Services SA (“Delan”), started legal proceedings, seeking interim injunctive measures and on the merits, against Wind Hellas before the Greek courts. Wind Hellas in turn served Telecom Italia International with an impleader for compulsory intervention, allegedly on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the Greek subsidiary by Telecom Italia. The hearing for the pleading of the cases against Wind Hellas and against Telecom Italia International on the basis of the indemnity provisions was held on June 1, 2011. After the hearing on the merits of both the case commenced by Carothers Ltd. against Wind Hellas and the case commenced by Wind Hellas against Telecom Italia International based on the alleged indemnification obligations contained in the related stock purchase agreement for the sale of Wind Hellas by Telecom Italia, the Judge determined that the court lacked jurisdiction on Telecom Italia International (whose contractual indemnification obligation falls under the law of New York and is subject to arbitration), while ordering Wind Hellas to pay damages to Carothers for an overall amount of approximately 85 million euros (including costs and interests accrued).

Germany—AOL arbitration

In October 2011 Telecom Italia, TIDE and AOL signed a settlement agreement for the termination, free of any payment by the Group, of arbitration proceedings brought by AOL LLC and AOL Europe Sarl for reimbursement of damages exceeding 2 million euros and regarding the AOL’s broadband activities in Germany. In December 2011 the Arbitration Panel terminated the proceedings.

Germany—Telefónica arbitration

On February 23, 2012, Telecom Italia and Telecom Italia Deutschland Holding GmbH (“TIDE”) entered into a settlement with Telefónica Germany, aimed at preventing a potential litigation related to compensation claims proposed by Telefónica in connection with the share purchase agreement for the sale of the holding in HanseNet, signed by the Group in 2009, as well as resolving the arbitration started in 2011 by Telefónica against Telecom Italia and TIDE. On the basis of such agreement, a capital amount of approximately 40 million euros formerly deposited in escrow was withdrawn by Telecom Italia, while approximately 4.5 million euros were paid to

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Telefónica and approximately 16 million euros retained in escrow to cover certain potential future liabilities. On the basis of such arrangements Telefónica has withdrawn the aforementioned request for arbitration. Thereafter, the arbitration panel ordered the closing of the proceeding.

b) Other information

Dispute concerning the license fee for 1998

Telecom Italia has issued proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) before the Rome Court for damages caused by the Italian State through appeal judgment No. 7506/09 by the Consiglio di Stato (Council of State) that, according to Company, violates the principles of EU law.

The main claim is based on EU case law that recognizes the right to claim liability of the State for violation of rights protected by EU law and breached by a final judgment, in respect of which no other remedy may be applied. The aforementioned final appeal judgment denied Telecom Italia’s right to restitution of the license fee for 1998 (386 million euros for Telecom Italia and 143 million euros for Tim, plus interest). Telecom Italia’s request had, already been rejected by the Lazio Regional Administrative Court despite the favorable binding opinion of the European Court (“ECJ”) of Justice on February 23, 2008. The ECJ acknowledged the existence of a conflict between (i) EC Directive 97/13 on general authorizations and individual licenses in the telecommunications services industry, and (ii) the national regulations deferring for 1998 the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The damages claimed are around 529 million euros, plus legal interest and revaluation.

The Avvocatura di Stato filed a challenge and submitted a counterclaim for the same sum. The case, as regards the main claim, was preliminarily reviewed by the Court, which declared the inadmissibility of Telecom Italia’s main claim (damages for manifest breach of EU law pursuant to law 117/88). The Court’s decision was overturned by the Court of Appeals of Rome (after appeal by the Company) which declared Telecom Italia’s claim admissible. Consequently the proceedings will continue on both claims made by Telecom Italia.

The case brought by Telecom Italia to the Consiglio di Stato on January 15, 2011 for revocation of the judgement that is subject of the proceedings is pending.

Mobile Telephony: Investigations

The audit of prepaid SIM cards activated in 2005-2008 and incorrectly associated with a customer ID continued. The activities performed led to a reduction of approximately 65% of “non-compliant” SIM-cards compared to the beginning of the 2011 (as of March 31, 2012 a reduction of 49% compared to the beginning of 2012).

A new process which involves post-sales blocking of all the remaining cards was introduced in July 2011 and continued until December 2011. As a result of this process, the cards subject to post-sales blocking can no longer be used for commercial operations such as top-ups, participation in offers, contractual profile changes, etc. until they have been processed. When the identification activities commenced, approximately 5.5 million SIM-cards were not correctly associated with an ID and, at the beginning of 2011, approximately 723 thousand cards were still to be properly identified. As a result of the actions taken, by the end of 2011 only 248 thousand SIM-cards are still to be properly identified (126 thousand SIM-cards as of March 31, 2012).

At the end of March 2012, the final phase of the remediation process had begun, with the aim of completing, by June 30, 2012, the termination or the regularization of any SIM-card that at that date, will still be incorrectly associated with a customer ID.

In relation to a different matter, on March 21, 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries pursuant to art. 415 bis of the code of criminal procedure, from which it emerged that the Company is currently under investigation by the Milan Public Prosecutor pursuant to Legislative Decree 231/2001 for the alleged charge of receiving stolen goods (art. 648 of the criminal code) and fraud (art. 491 bis) of which fourteen employees of the so-called “canale etnico” of Telecom Italia are charged, jointly with several dealers (to a total of 99 individuals subject to investigation for having made fake registrations of about 109,000 SIM-cards).

In relation to this investigation, the Company, as the party damaged by such actions, filed a complaint and additional claims in 2008 and 2009 and promptly suspended the employees involved.

As the party harmed by these activities Telecom Italia will be bringing a civil action.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On April 20, 2012, the Company was notified by the Milan Public Prosecutor of the conclusion of a preliminary investigation under the Italian Code of Criminal Procedure in which three previous executives of the Company (including Mr. Luca Luciani, who as of April 20, 2012 was the CEO of Tim Participações S.A., the listed and principal holding company of the Tim Brasil business area (“Tim Participações”), were charged with obstruction of supervisory activity. The charges relate to (i) the alleged unlawful renewal of prepaid SIM-cards after their normal termination date from 2006 to 2008, in the amount of 223,000 lines or 0.19% of market share in 2006; 2,742,000 lines or 1.88% of market share in 2007; and 2,345,000 lines or 1.64% of market share in 2008, and (ii) around one million SIM-cards which allegedly were not refilled in the 12 months after their activation (184,000 lines in 2005; 445,000 lines in 2006; 335,000 lines in 2007; and 78,000 lines in 2008). The Company is continuing to review the documentation relating to the investigation received from the Milan Public Prosecutor.

On May 4, 2012, Mr. Luca Luciani resigned from Tim Brasil and Tim Participações and gave up all mandates he had with any companies within the Group.

Telecom Italia is under investigation for the same charges under Legislative Decree 231/2001. The review of the numerous investigation documents has recently started. As the review proceeds, Telecom Italia will be able to give its initial assessment of the facts. Management does not believe this matter will materially impact the consolidated financial statements.

Teletu

In 2012 Telecom Italia commenced proceedings in the Rome Court against the telecommunication operator Teletu. Telecom Italia is claiming damages of approximately 93 million euros arising from the alleged unlawful refusal by Teletu to have Teletu clients activate accounts with Telecom Italia.

Other liabilities related to the sale of assets and shareholdings

With respect to contracts for the sale of assets and companies the Telecom Italia Group has indemnified the purchasers, against liabilities deriving from legal, tax, pension and labor law issues, such indemnities are commensurate to a percentage of the purchase price.

Against the aforementioned contingent liabilities, amounting to approximately 1,100 million euros, for those cases in which a payout is thought probable, 111 million euros have been set aside as provision for risk.

It is also to be noted that the Telecom Italia Group has committed to granting further indemnities relative to several specific contractual provisions for which contingent liabilities cannot currently be determined, against the sale of assets and shareholdings.

c) Commitments and guarantees

Guarantees for 19 million euros, net of back-to-back guarantees received, by Telecom Italia on behalf of associates (6 million euros) and other third parties for medium/long-term financial transactions.

Guarantees were provided by third parties to Group companies, amounting to 4,310 million euros, to guarantee financing received (2,262 million euros) and performance under outstanding contracts (2,048 million euros).

Among the guarantees provided by third parties for Telecom Italia S.p.A.’s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the user rights for the 800, 1800 and 2600MHz frequencies. The guarantees amount, respectively, to 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics) and 456 million euros (for the request to pay back the total amount owed over a period of 5 years).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details of the main guarantees received for EIB financing at December 31, 2011 are as follows:

Issuer	Amount (millions of euros)(1)
BBVA - Banco Bilbao Vizcaya Argentaria	604
Intesa SanPaolo	471
Sumitomo	109
Bank of Tokyo—Mitsubishi UFJ	254
Banco Santander	139
Barclays Bank	75
CARIGE	92
Natixis	84
SACE	105
Citibank	28

(1)	Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno Projects.

There are also surety bonds on the 3G service in Brazil for 122 million euros.

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 800 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

The loan granted by BBVA Banco Francés to Tierra Argentea S.A. (a wholly-owned Argentine subsidiary of the Telecom Italia Group) is secured by two pledges, respectively, of 15,374,858 Telecom Argentina S.A. shares and 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares. The covenants on the loan are described in the Note “Financial liabilities (non-current and current)”.

NOTE 24—REVENUES

Revenues amounted to 29,957 million euros in 2011, 27,571 million euros in 2010 and 26,894 million euros in 2009, showing an increase of 2,386 million euros in 2011 compared to 2010 and of 677 million euros in 2010 compared to 2009.

Details are as follows:

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Equipment sales	2,189	1,608	1,735
Services	27,755	25,953	25,159
Revenues on construction contracts	13	10	—

Total	29,957	27,571	26,894

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to 3,664 million euros (3,740 million euros in 2010, -2.0%), included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 25—OTHER INCOME

Other income amounted to 299 million euros in 2011, 255 million euros in 2010 and 280 million euros in 2009, showing an increase of 44 million euros in 2011 compared to 2010 and a decrease of 25 million euros in 2010 compared to 2009.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Compensation for late payment fees of telephone services	71	72	71
Recovery of costs for employees, purchases and services rendered	36	47	46
Capital and operating grants	24	38	49
Damage compensation, penalties and sundry recoveries	36	18	30
Other income	132	80	84

Total	299	255	280

NOTE 26—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to 12,859 million euros in 2011, 11,383 million euros in 2010, and 11,480 million euros in 2009, showing an increase of 1,476 million euros in 2011 compared to 2010 and a decrease of 97 million euros in 2010 compared to 2009.

Details are as follows:

		Year ended December 31,
		2011	2010	2009
		(millions of euros)
Acquisition of raw materials and merchandise	(A)	2,525	1,568	1,852

Costs of services:
Revenues due to other TLC operators		3,664	3,740	3,866
Interconnection costs		43	45	50
Commissions, sales commissions and other selling expenses		1,594	1,457	1,409
Advertising and promotion expenses		665	643	603
Professional and consulting services		418	380	340
Utilities		444	374	408
Maintenance		519	382	365
Outsourcing costs for other services		655	502	482
Mailing and delivery expenses for telephone bills, directories and other materials to customers		118	96	91
Other service expenses		804	848	793

	(B)	8,924	8,467	8,407

Lease and rental costs:
Property lease costs		647	594	572
TLC circuit lease rents and rents for use of satellite systems		525	490	366
Other lease and rental costs		238	264	283

	(C)	1,410	1,348	1,221

Total	(A+B+C)	12,859	11,383	11,480

NOTE 27—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,917 million euros in 2011, 4,021 million euros in 2010 and 3,734 million euros in 2009, showing a decrease of 104 million euros in 2011 compared to 2010 and an increase of 287 million euros in 2010 compared to 2009.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		Year ended December 31,
		2011	2010	2009
		(millions of euros)
Payroll expenses:
Wages and salaries		2,788	2,615	2,570
Social security expenses		993	931	942
Employee severance indemnities		(75)	40	52
Other employee expenses		119	112	100

	(A)	3,825	3,698	3,664

Costs and provisions for Temp work	(B)	5	9	21

Miscellaneous expenses for personnel and for other labor–related services rendered:
Remuneration of personnel other than employees		9	8	9
Charges for termination benefit incentives		64	56	40
Expenses for mobility under Law 223/91		12	258	—
Other		2	(8)	—

	(C)	87	314	49

Total	(A+B+C)	3,917	4,021	3,734

The decrease in employee benefits expenses in 2011 is mainly due to:

•	the increase connected with the consolidation of the Argentina Business Unit for the full year 2011 (+11,521 average headcount compared to 2010) with an effect of 364 million euros;

•

lower expenses owing to the contraction of the average headcount of the salaried workforce (the above effect relating to the Argentina Business Unit is already excluded) by 3,301 compared to 2010, of which an average of 1,188 persons are under so-called “solidarity contracts” in Telecom Italia S.p.A. and SSC;

•

the reduction in the cost connected with the provision for employee severance indemnities, for 113 million euros, relating to the actuarial effects of the employee severance indemnities arising from the change in the economic parameters of reference (discount rate and inflation rate) and the new law on pensions (Law 214 of December 22, 2011) which extends the period in which a person works;

•

it should be recalled that in 2010 accruals were recorded for 258 million euros for mobility under Law 223/91, following agreements reached with the labor unions by the Parent, Telecom Italia S.p.A., TI Sparkle, SSC, Olivetti S.p.A. and Olivetti I-Jet. In 2011, provisions were recorded for a further 12 million euros, of which 9 million euros refers to the Parent, Telecom Italia, and 3 million euros to SSC.

In 2010 compared to 2009, the higher employee benefits expenses were mainly due to the entry in the scope of consolidation of the Sofora group (Argentina) (+3,711 average headcount for 114 million euros); expenses and accruals for a total of 258 million euros for collective dismissal agreements under Law 223/91, following agreements reached with the labor unions, partially offset by lower expenses owing to the reduction in the average headcount of the salaried workforce (-3,526 compared to 2009, net of Argentina).

The average headcount of the salaried workforce, including those with temp work contracts and excluding employees of Discontinued operations/Non-current assets held for sale, is 78,369 in 2011 (70,150 in 2010, and 69,964 in 2009). A breakdown by category is as follows:

	Year ended December 31,
	2011	2010	2009
	(units)
Executives	1,303	1,172	1,155
Middle management	6,418	5,316	5,037
White collars	70,457	63,410	63,204
Blue collars	104	168	252

Employees on payroll	78,282	70,066	69,648
Personnel with temp work contracts	87	84	316

Total average headcount of salaried workforce	78,369	70,150	69,964

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Headcount in service at December 31, 2011, including those with temp work contracts, is 84,154 (84,200 at December 31, 2010) with a net decrease of 46 units.

NOTE 28—OTHER OPERATING EXPENSES

Other operating expenses amounted to 1,859 million euros in 2011, 1,422 million euros in 2010 and 1,345 million euros in 2009, an increase of 437 million euros in 2011 compared to 2010 and an increase of 77 million euros in 2010 compared to 2009.

Details are as follows:

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Impairments and expenses in connection with credit management	533	478	565
Provision charges	128	80	168
TLC operating fees and charges	675	484	318
Indirect duties and taxes	349	200	128
Penalties, settlement compensation and administrative fines	41	105	73
Association dues and fees, donations, scholarships and traineeships	23	24	26
Sundry expenses	110	51	67

Total	1,859	1,422	1,345

of which, included in the supplementary disclosures on financial instruments	533	478	565

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Other operating expenses grew 437 million euros compared to 2010 largely on account of the consolidation of the Argentina Business Unit for the full year 2011 (+248 million euros, including a negative exchange effect of 8 million euros), the increase in the Brazil Business Unit (+159 million euros) and the Domestic Business Unit (+69 million euros). In particular:

•

impairments and expenses in connection with credit management refer largely to the Domestic Business Unit for 397 million euros (317 million euros in 2010), the Brazil Business Unit for 100 million euros (133 million euros in 2010) and the Argentina Business Unit for 29 million euros;

•

provision charges, recorded mostly for pending disputes, refer mainly to the Brazil Business Unit for 60 million euros (18 million euros in 2010), the Domestic Business Unit for 50 million euros (53 million euros in 2010) and the Argentina Business Unit for 17 million euros;

•

TLC operating fees and charges are principally linked to the Brazil Business Unit for 554 million euros (412 million euros in 2010), the Argentina Business Unit for 61 million euros and the Domestic Business Unit for 58 million euros (56 million euros in 2010).

In 2010 compared to 2009, Other operating expenses grew 77 million euros due to the entry of the Argentina Business Unit in the scope of consolidation (impact of 83 million euros in 2010) and the increase of the Brazil Business Unit (+121 million euros including an exchange rate effect of +87 million euros), countered by the reduction of the Domestic Business Unit for 140 million euros.

NOTE 29—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 569 million euros in 2011, 547 million euros in 2010 and 515 million euros in 2009, showing an increase of 22 million euros in 2011 compared to 2010 and an increase of 32 million euros in 2010 compared to 2009.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Intangible assets with a finite useful life	288	287	291
Tangible assets owned	281	260	224

Total	569	547	515

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

NOTE 30—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to 5,494 million euros in 2011, 5,542 million euros in 2010 and 5,551 million euros in 2009, showing a decrease of 48 million euros in 2011 compared to 2010 and of 9 million euros in 2010 compared to 2009.

Details are as follows:

		Year ended December 31,
		2011	2010	2009
		(millions of euros)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,425	1,507	1,662
Concessions, licenses, trademarks and similar rights		325	314	272
Other intangible assets		412	395	317

	(A)	2,162	2,216	2,251

Depreciation of tangible assets owned:
Buildings (civil and industrial)		73	57	45
Plant and equipment		2,795	2,794	2,780
Manufacturing and distribution equipment		15	13	16
Ships		—	4	7
Other		333	343	328

	(B)	3,216	3,211	3,176

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		110	109	109
Plant and equipment		—	—	—
Aircraft		—	—	3
Other		6	6	12

	(C)	116	115	124

Total	(A+B+C)	5,494	5,542	5,551

The increase in depreciation and amortization charges due to the entry of the Argentina Business Unit in the scope of consolidation for the full year 2011 (+390 million euros, including a negative exchange effect of 13 million euros) was more than offset by the decrease in depreciation and amortization charges of the Domestic Business Unit (-329 million euros) and the Brazil Business Unit (-108 million euros, including the effect of the change in the Brazilian real/euro exchange rate of +3 million euros).

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

Further details are provided in the Notes “Other intangible assets” and “Tangible assets owned and under finance leases”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 31—GAINS (LOSSES) ON DISPOSALS OF NON-CURRENT ASSETS

Gains (losses) on disposals of non—current assets amounted to a gain of 3 million euros in 2011, a gain of 11 million euros in 2010 and a loss of 59 million euros in 2009.

Details are as follows:

		Year ended December 31,
		2011	2010	2009
		(millions of euros)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		5	22	14
Gains on the disposal of investments in subsidiaries		35	2	—

	(A)	40	24	14

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		37	13	62
Losses on the disposal of investments in subsidiaries		—	—	11

	(B)	37	13	73

Total	(A-B)	3	11	(59)

In 2011, net gains on disposals of non-current assets amount to 3 million euros. The gain of 35 million euros, net of related incidental expenses, realized on the sale of Loquendo at the end of September 2011, is offset by net losses on the disposal of tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

In 2010, net gains on disposals of non-current assets were recorded for 11 million euros and included the gain, net of incidental expenses, for a total of 19 million euros in connection with the completion of the operation for the sale of Elettra by the International Wholesale—Domestic Business Unit.

In 2009, net losses on disposals of non-current assets mainly include the negative impact of a total of 39 million euros in connection with the final disposal of the software for the credit management of the fixed consumer clientele segment of the Domestic Business Unit, as well as the negative impact of a total of 11 million euros connected with the sale of a 60% stake in Telecom Media News S.p.A. by Telecom Italia Media S.p.A.

NOTE 32—IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

Impairment losses on non-current assets, amounted to 7,358 million euros in 2011, 63 million euros in 2010 and 12 million euros in 2009.

Details are as follows:

		Year ended December 31,
		2011	2010	2009
		(millions of euros)
Reversals of impairment losses on non-current assets:
• on intangible assets		9	—	—
• on tangible assets		1	—	—

	(A)	10	—	—

Impairment losses on non-current assets:
• on intangible assets		7,364	56	7
• on tangible assets		4	7	5

	(B)	7,368	63	12

Total	(A-B)	(7,358)	(63)	(12)

In 2011, consist of impairment reversals carried out by the Lan Med group as a result of the partial increase in the asset values on which an impairment loss was recorded in 2006.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2011, impairment losses on non-current assets amount to 7,368 million euros and include 7,307 million euros for the impairment of the goodwill allocated to the Core Domestic cash-generating unit in the Domestic Business Unit and 57 million euros for the impairment loss on the goodwill allocated to the Media Business Unit.

In particular, in preparing the annual financial statements, the Telecom Italia Group repeated the impairment test that had been performed in the first half of 2011 which led to the recognition, in the Half-year Financial Report at June 30, 2011, of an impairment loss of 3,182 million euros referring to the Core Domestic cash-generating unit. The macroeconomic and market conditions reflected a deceleration in the higher growth economies and fears of a recession in the mature ones which were more accentuated in the domestic market. Added to this was an escalation, in the second half of the year, of financial market pressures, particularly as it related to the trend of interest rates. The measurement therefore took into account such deterioration of the financial markets in general terms, with reference to the interest rates, while the worsening of expectations regarding the market prospects of the Business Unit in question were considered in specific terms.

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

NOTE 33—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments was an income of 16 million euros in 2011, and 289 million euros while it was 2010 and an expense of 51 million euros in 2009.

Details are as follows:

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Dividends from Other investments	1	2	2
Net gains on disposals of Other investments	18	30	4
Sofora revaluation, net of the reversal of the negative exchange rate reserve	—	266	—
Writedown of Italtel group	—	—	(39)
Loss and impairment losses on Other investments	(3)	(9)	(18)

Total	16	289	(51)

of which, included in the supplementary disclosures on financial instruments	(2)	22	(43)

In 2011, Other income (expenses) from investments is an income balance of 16 million euros and includes 17 million euros for the net gain, net of transactions costs, on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount is in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010 as part of the valuation using the equity method.

In 2010, Other income (expenses) from investments was an income balance of 289 million euros and specifically included the revaluation, net of the negative exchange rate effect, of 266 million euros on the investment interest already held in Sofora Telecomunicaciones (50%). In particular, as set forth in IFRS 3, following the acquisition of control of Sofora Telecomunicaciones, which took place on October 13, 2010, the investment interest previously held in the subsidiary, accounted for using the equity method, was remeasured at fair value at the acquisition date of control. The line item also included the net gain of 29 million euros realized on the settlement agreement reached between the Telecom Italia Group and the Bolivian government for the resolution of the dispute over the May 1, 2008 expropriation by that government of the investment held by the Group in Entel Bolivia.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2009, the balance of other income (expenses) from investments was an expense balance of 51 million euros and included the writedown of 39 million euros on the investment in Italtel Group.

NOTE 34—FINANCE INCOME AND FINANCE EXPENSES

Finance income

Finance income amounted to 2,464 million euros in 2011, 3,081 million euros in 2010 and 2,561 million euros in 2009, showing a decrease of 617 million euros in 2011 compared to 2010 and an increase of 520 million euros in 2010 compared to 2009.

Details are as follows:

		Year ended December 31,
		2011	2010	2009
		(millions of euros)
Interest income and other finance income:
Income from financial receivables recorded in non-current assets		1	1	4
Income from securities other than investments, recorded in non-current assets		—	—	—
Income from securities other than investments, recorded in current assets		57	45	19
Income other than the above:
– Interest income		217	143	132
– Foreign exchange gains		513	740	445
– Income from fair value hedge derivatives		328	502	462
– Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		626	635	617
– Income from non-hedging derivatives		24	44	32
– Miscellaneous finance income		45	53	18

	(A)	1,811	2,163	1,729

Positive fair value adjustments to:
Fair value hedge derivatives		415	841	38
Underlying financial assets and liabilities of fair value hedges		34	11	674
Non-hedging derivatives		204	66	120

	(B)	653	918	832

Reversals of impairment loss on financial assets other than investment	(C)	—	—	—

Total	(A+B+C)	2,464	3,081	2,561

of which, included in the supplementary disclosures on financial instruments		492	335	298

Finance expenses

Finance expenses amounted to 4,462 million euros in 2011, 5,155 million euros in 2010 and 4,731 million euros in 2009, showing a decrease of 693 million euros in 2011 compared to 2010 and an increase of 424 million euros in 2010 compared to 2009.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		Year ended December 31,
		2011	2010	2009
		(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,534	1,646	1,663
Interest expenses to banks		228	218	242
Interest expenses to others		227	244	224

		1,989	2,108	2,129
Commissions		55	67	28
Foreign exchange losses		560	734	387
Charges from fair value hedge derivatives		214	286	355
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		753	772	751
Charges from non-hedging derivatives		62	87	63
Miscellaneous finance expenses		205	188	175

	(A)	3,838	4,242	3,888

Negative fair value adjustments to:
Fair value hedge derivatives		121	68	667
Underlying financial assets and liabilities of fair value hedge derivatives		384	758	55
Non-hedging derivatives		119	87	121

	(B)	624	913	843

Impairment losses on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	4,462	5,155	4,731

of which, included in the supplementary disclosures on financial instruments		2,126	2,238	2,263

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For greater clarity of presentation the net effect relating to derivative financial instruments are summarized in the following table:

		Year ended December 31,
		2011	2010	2009
		(millions of euros)
NET EXCHANGE GAINS AND LOSSES
Exchange gains		513	740	445
Exchange losses		(560)	(734)	(387)

		(47)	6	58

NET RESULT FROM DERIVATIVES
Income from fair value hedge derivatives		328	502	462
Charges from fair value hedge derivatives		(214)	(286)	(355)

Net result from fair value hedge derivatives	(A)	114	216	107

Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		626	635	617
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		(753)	(772)	(751)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(B)	(127)	(137)	(134)

Income from non-hedging derivatives		24	44	32
Charges from non-hedging derivatives		(62)	(87)	(63)

Net result from non-hedging derivatives	(C)	(38)	(43)	(31)

Net result from derivatives	(A+B+C)	(51)	36	(58)

NET FAIR VALUE ADJUSTMENT TO FAIR VALUE HEDGE DERIVATIVES AND UNDERLYING
Positive fair value adjustments to fair value hedge derivatives		415	841	38
Negative fair value adjustments to underliying financial assets and liabilities of fair value hedge derivatives		(384)	(758)	(55)

Net fair value adjustments	(D)	31	83	(17)

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		34	11	674
Negative fair value adjustments to fair value hedge derivatives		(121)	(68)	(667)

Net fair value adjustments	(E)	(87)	(57)	7

Net fair value adjustment to fair value hedge derivatives and underlying	(D+E)	(56)	26	(10)

NET FAIR VALUE ADJUSTMENTS TO NON-HEDGING DERIVATIVES
Positive fair value adjustments to non-hedging derivatives	(F)	204	66	120

Negative fair value adjustments to non-hedging derivatives	(G)	(119)	(87)	(121)

Net fair value adjustments to non-hedging derivatives	(F+G)	85	(21)	(1)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 35—PROFIT (LOSS) FOR THE YEAR

The profits (loss) for the years ended December 31, 2011, 2010 and 2009 are summarized as follows:

	Year ended December 31,
	2011	2010	2009
	(millions of euros)
Profit (loss) for the year	(4,280)	3,575	1,596
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations	(4,713)	3,128	2,203
Profit (loss) from Discontinued operations/Non-current assets held for sale	(13)	(7)	(622)

Profit (loss) for the year attributable to Owners of the Parent	(4,726)	3,121	1,581

Non-controlling interests
Profit (loss) from continuing operations	446	454	15
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the year attributable to the Non-controlling interests	446	454	15

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 36—EARNINGS PER SHARE

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for which the market and non-market performance conditions were satisfied. In 2010 and 2009, the additional dividends to which the savings shareholders are entitled (at an unvarying amount of 0.011 euros per share) conventionally were allocated entirely to the profit from continuing operations.

			Year ended December 31,
			2011	2010	2009
Basic and Diluted Earnings Per Share
Profit (loss) for the year attributable to owners of the Parent			(4,726)	3,121	1,581
Less: additional dividend to Savings Shares (€0.011 per share)			—	(66)	(66)

	(millions of euros	)	(4,726)	3,055	1,515

Average number of Ordinary and Savings Shares	(millions	)	19,290	19,266	19,247

Basic and diluted earnings per share—Ordinary Shares			(0.24)	0.16	0.08
Plus: additional dividends per Savings Share (€0.011 per share)			—	0.01	0.01

Basic and diluted earnings per share—Savings Shares	(Euro	)	(0.24)	0.17	0.09

Basic and Diluted Earnings Per Share From Continuing Operations
Profit (loss) from continuing operations			(4,713)	3,128	2,203
Less: additional dividends for the Savings Shares (€0.011 per share)			—	(66)	(66)

	(millions of euros	)	(4,713)	3,062	2,137

Average number of Ordinary and Savings Shares	(millions	)	19,290	19,266	19,247

Basic and diluted earnings per share from continuing operations—Ordinary Shares			(0.24)	0.16	0.11
Plus: additional dividends per Savings Share (€0.011 per share)			—	0.01	0.01

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro	)	(0.24)	0.17	0.12

Consolidated Financial Statements	Notes To Consolidated Financial Statements

			Year ended December 31,
			2011	2010	2009
Basic and Diluted Earnings Per Share From Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	(13)	(7)	(622)

Average number of Ordinary and Savings Shares	(millions	)	19,290	19,266	19,247

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Ordinary Shares	(Euro	)	—	—	(0.03)

Basic and diluted earnings (loss) per share from Discontinued operations/Non-current assets held for sale—Savings Shares	(Euro	)	—	—	(0.03)

			Year ended December 31,
			2011	2010	2009
Average number of Ordinary Shares(*)			13,264,375,078	13,239,883,276	13,220,792,908
Average number of Savings Shares			6,026,120,661	6,026,120,661	6,026,120,661

Total			19,290,495,739	19,266,003,937	19,246,913,569

(*)	The number only takes into account the potential ordinary shares relating to the equity compensation plans of the employees for whom the market and non-market performance conditions were satisfied.

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at December 31, 2011:

	Number of maximum shares issuables	Par value /(thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per shares (euro)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.a.	n.a
“Long Term incentive Plan 2010-2015” (capital increase in cash)(*)	n.a.	4,118	n.a.	n.a.
“Long Term incentive Plan 2010-2015” (bonus capital increase)(**)	n.a.	4,118	—	—
“Long Term incentive Plan 2011” (capital increase in cash for Selected Management)(°)	n.a.	4,747	n.a.	n.a.
“Long Term incentive Plan 2011” (bonus capital increase for Selected Management)(°°)	n.a.	4,747	—	—
“Long Term incentive Plan 2011” (bonus capital increase for Top Management)(°°°)	n.a.	3,256	—	—

Total additional capital increases not yet approved (ordinary shares)		900,986

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(*)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) equal to 4,118,175 euros, with the subscription price to be determined by the board of directors.

(**)	A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount equal to 4,118,175 euros.

(°)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) equal to 4,747,125 euros, with the subscription price to be determined by the board of directors.

(°°)	A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount equal to 4,747,125 euros.

(°°°)	A number of ordinary shares may be issued as a bonus grant for a maximum amount equal to 3,256,200 euros, with the subscription price to be determined by the board of directors.

With regard to additional capital increases not yet approved, the following changes during 2011 are noted.

The shareholders’ meeting held on April 12, 2011 granted the directors the right for five years from April 12, 2011 to increase share capital to service the “Long Term Incentive Plan 2011”, approved by the same shareholders’ meeting, as follows:

•

in cash through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,000,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, reserved for a part of the employees (defined as “Selected Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the Company, and, therefore, subsequently (ii) for a maximum amount of 5,000,000 euros through the appropriation of a corresponding maximum amount of profits or reserves in accordance with art. 2349 of the Italian Civil Code, with the issue of ordinary shares in the number needed to grant a bonus share for every share subscribed in cash as above, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”;

•

for a maximum amount of 5,500,000 euros through the appropriation of a corresponding maximum amount of profits or profit reserves pursuant to art. 2349 of the Italian Civil Code, with the issue of ordinary shares reserved for a part of the employees (defined as “Top Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the Company, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”.

As regards the share capital increase in cash, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Long Term Incentive Plan 2011” and shall also fix the period for its subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On July 7, 2011, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 12, 2011, approved the start of the “Long Term Incentive Plan 2011” and conferred mandates for its implementation, defining the regulation and contractual documentation, identifying the Plan beneficiaries and establishing the total maximum amount of the capital increases for the Selected Management (4,894,650 euros for the capital increase in cash and 4,894,650 euros for the bonus capital increase) and for Top Management (3,256,200 euros for the bonus capital increase).

In reference to the “Broad-based Employee Share Ownership Plan 2010-2014”, on July 7, 2011, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 29, 2010, passed a resolution for a bonus increase in share capital, pursuant to articles 2443 and 2349 of the Italian Civil Code, for a maximum par value of 4,903,493.10 euros with the issue of a maximum 8,915,442 ordinary shares of par value 0.55 euros each, with normal dividend rights, to be granted under the “Broad-based Employee Share Ownership Plan 2010-2014” by the latest date of September 15, 2011.

On August 2, 2011, the capital increase was set in motion with the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

Further details are provided in the Note “Equity compensation plans”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 37—SEGMENT REPORTING

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Argentina

•	Media

•	Olivetti

•	Other Operations

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENT

	Domestic			Brazil			Argentina			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(millions of euros)
Third—party revenues	18,945	20,004	21,604	7,319	6,180	4,743	3,214	796	—	220	236	200	259	293	260	—	62	87	—	—	—	29,957	27,571	26,894
Intragroup revenues	87	64	59	24	19	10	6	2	—	18	22	30	84	98	90	2	2	3	(221)	(207)	(192)	—	—	—

Revenues by operating segment	19,032	20,068	21,663	7,343	6,199	4,753	3,220	798	—	238	258	230	343	391	350	2	64	90	(221)	(207)	(192)	29,957	27,571	26,894
Other income	248	211	245	25	18	14	6	2	—	26	5	3	18	25	21	2	3	3	(26)	(9)	(6)	299	255	280

Total operating revenues and other income	19,280	20,279	21,908	7,368	6,217	4,767	3,226	800	—	264	263	233	361	416	371	4	67	93	(247)	(216)	(198)	30,256	27,826	27,174

Acquisition of goods and services	(6,766)	(7,130)	(8,340)	(4,399)	(3,520)	(2,808)	(1,398)	(347)	—	(167)	(171)	(164)	(329)	(368)	(296)	(7)	(49)	(57)	207	202	185	(12,859)	(11,383)	(11,480)
Employee benefits expenses	(2,987)	(3,473)	(3,369)	(321)	(283)	(207)	(478)	(114)	—	(61)	(61)	(67)	(67)	(72)	(66)	(4)	(21)	(28)	1	3	3	(3,917)	(4,021)	(3,734)
of which accruals to employee severance indemnities	73	(40)	(49)	—	—	—	—	—	—	1	—	(1)	1	—	(2)	—	—	—	—	—	—	75	(40)	(52)
Other operating expenses	(778)	(709)	(849)	(747)	(588)	(467)	(332)	(83)	—	(8)	(17)	(10)	(10)	(7)	(9)	(8)	(17)	(10)	24	(1)	—	(1,859)	(1,422)	(1,345)
of which : writedowns and expenses in connection with credit management and provision charges	(447)	(370)	(540)	(160)	(151)	(178)	(46)	(9)	—	(4)	(13)	(6)	(8)	(6)	(8)	—	(9)	(1)	4	—	—	(661)	(558)	(733)
Changes in inventories	10	(57)	52	19	(76)	(52)	17	(11)	—	—	(1)	(1)	10	12	(14)	—	(1)	(1)	—	(1)	1	56	(135)	(15)
Internally generated assets	484	483	481	70	51	22	—	—	—	—	—	—	—	—	—	—	—	—	15	13	12	569	547	515
Depreciation and amortization	(3,907)	(4,236)	(4,443)	(1,003)	(1,112)	(1,040)	(525)	(135)	—	(58)	(59)	(60)	(6)	(5)	(5)	—	(10)	(20)	5	15	17	(5,494)	(5,542)	(5,551)
Gains (losses) on disposals of non-current assets	19	14	(42)	(1)	(4)	(6)	(1)	—	—	—	—	(11)	—	—	—	1	1	—	(15)	—	—	3	11	(59)
Impairment reversals (losses) on non-current assets	(7,300)	(9)	(5)	—	—	—	—	—	—	(57)	(46)	—	—	—	—	(1)	(8)	(7)	—	—	—	(7,358)	(63)	(12)

Operating profit	(1,945)	5,162	5,393	986	685	209	509	110	—	(87)	(92)	(80)	(41)	(24)	(19)	(15)	(38)	(30)	(10)	15	20	(603)	5,818	5,493

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(18)	(20)	—	—	—	—	—	—	—	—	—	—	—	—	(37)	117	87	—	—	—	(39)	99	67
Other income (expenses) from investments																						16	289	(51)
Finance income																						2,464	3,081	2,561
Finance expenses																						(4,462)	(5,155)	(4,731)

Profit (loss) before tax from continuing operations																						(2,624)	4,132	3,339
Income tax expense																						(1,643)	(550)	(1,121)

Profit (loss) from continuing operations																						(4,267)	3,582	2,218
Profit (loss) from Discontinued operations /Non-current assets held for sale																						(13)	(7)	(622)

Profit (loss) for the year																						(4,280)	3,575	1,596
Attributable to:
owners of the Parent																						(4,726)	3,121	1,581
Non-controlling Interest																						446	454	15

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic			Brazil			Argentina			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(millions of euros)
Revenues from equipment sales—third party	909	871	1,140	745	380	335	276	64	—	—	—	—	258	293	260	—	—	—	—	—	—	2,188	1,608	1,735
Revenues from equipment sales—intragroup	1	1	3	—	—	—	—	—	—	—	—	—	51	60	52	—	—	—	(52)	(61)	(55)	—	—	—

Total revenues from equipment sales	910	872	1,143	745	380	335	276	64	—	—	—	—	309	353	312	—	—	—	(52)	(61)	(55)	2,188	1,608	1,735

Revenues from services—third party	18,022	19,123	20,464	6,574	5,800	4,408	2,938	732	—	220	236	200	1	—	—	—	62	87	—	—	—	27,755	25,953	25,159
Revenues from services—intragroup	86	63	56	24	19	10	6	2	—	18	22	30	33	38	38	2	2	3	(169)	(146)	(137)	—	—	—

Total revenues from services	18,108	19,186	20,520	6,598	5,819	4,418	2,944	734	—	238	258	230	34	38	38	2	64	90	(169)	(146)	(137)	27,755	25,953	25,159

Revenues on construction contracts—third party	14	10	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	14	10	—

Total revenues on construction contracts	14	10	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	14	10	—

Total third-party revenues	18,945	20,004	21,604	7,319	6,180	4,743	3,214	796	—	220	236	200	259	293	260	—	62	87	—	—	—	29,957	27,571	26,894
Total intragroup revenues	87	64	59	24	19	10	6	2	—	18	22	30	84	98	90	2	2	3	(221)	(207)	(192)	—	—	—

Total revenues by operating segment	19,032	20,068	21,663	7,343	6,199	4,753	3,220	798	—	238	258	230	343	391	350	2	64	90	(221)	(207)	(192)	29,957	27,571	26,894

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CAPITAL EXPENDITURES BY OPERATING SEGMENT

	Domestic			Brazil			Argentina			Media			Olivetti			Other Operations			Adjustments and eliminations			Consolidated Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(millions of euros)
Purchase of intangible assets	2,378	1,258	1,565	521	458	421	152	32	—	30	34	27	2	1	1	—	1	3	(17)	(3)	—	3,066	1,781	2,017
Purchase of tangible assets	1,822	1,848	1,950	769	758	543	404	156	—	31	33	26	3	4	3	—	3	4	—	—	—	3,029	2,802	2,526

Total capital expenditures	4,200	3,106	3,515	1,290	1,216	964	556	188	—	61	67	53	5	5	4	—	4	7	(17)	(3)	—	6,095	4,583	4,543

HEADCOUNT BY OPERATING SEGMENT

	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Consolidated Total
	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	(number of employees)
Headcount	55,389	56,530	10,539	10,114	16,350	15,650	765	777	1,075	1,090	36	39	84,154	84,200

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010	As of December 31, 2011	As of December 31, 2010
	(millions of euros)
Non-current operating assets	51,567	58,532	6,850	6,296	3,791	3,926	405	459	29	14	71	40	(80)	(59)	62,633	69,208
Current operating assets	5,493	5,572	1,924	1,714	524	615	100	121	231	238	62	10	(117)	(120)	8,217	8,150

Total operating assets	57,060	64,104	8,774	8,010	4,315	4,541	505	580	260	252	133	50	(197)	(179)	70,850	77,358
Investments accounted for using the equity method	26	28	—	—	—	—	—	—	—	—	21	57	—	—	47	85
Discontinued operations/Non-current assets held for sale															—	389
Unallocated assets															12,962	11,208

Total assets															83,859	89,040

Total operating liabilities	9,919	10,347	2,475	2,263	1,123	1,075	175	185	192	205	40	32	(192)	(186)	13,732	13,921
Liabilities directly associated with Discontinued operations/Non-current assets held for sale															—	—
Unallocated liabilities															43,432	42,564
Equity															26,695	32,555

Total equity and liabilities															83,859	89,040

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b) Reporting by geographical area

		Revenues						Non-current operating assets
		Breakdown by location of operations			Breakdown by location of the Group’s customers			Breakdown by the location of operations
		2011	2010	2009	2011	2010	2009	2011	2010
		(millions of euros)
Italy	(A)	19,130	20,210	21,767	17,809	18,689	20,250	55,743	58,596
Abroad (excluding Italy)	(B)	10,827	7,361	5,127	12,148	8,882	6,644	11,073	10,612

Total	(A+B)	29,957	27,571	26,894	29,957	27,571	26,894	66,816	69,208

c) Information about major customers

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

NOTE 38—Related Party Transactions

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the consolidated separate income statements, consolidated statements of financial position and consolidated statements of cash flows.

Transactions with related parties, when not dictated by specific laws, are usually conducted at arm’s length.

Furthermore, the transactions are subject to an internal procedure (adopted by resolution of the Board of Directors on November 4, 2010), which defines procedures and timing for verification and monitoring.

The figures in the separate consolidated income statements and consolidated statements of cash flows for the years 2011 are compared to those for the years 2010 and 2009, while the figures in the consolidated statements of financial position at December 31, 2011 are compared to those at December 31, 2010.

The effects on the individual line items of the separate consolidated income statements for the years 2011, 2010 and 2009 are as follows:

Separate consolidated income statement line items 2011

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Revenues	29,957	91	2	1,007	—	—	1,100	—	1,100	3.7
Other income	299	—	1	1	—	—	2	—	2	0.7
Acquisition of goods and services	12,859	16	42	671	—	—	729	—	729	5.7
Employee benefits expenses	3,917	—	—	4	91	18	113	—	113	2.9
Gains (losses) on disposals of non-current assets	3	—	—	—	—	—	—	—	—	—
Finance income	2,464	—	—	127	—	—	127	—	127	5.2
Finance expenses	4,462	31	—	62	—	—	93	—	93	2.1

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Separate consolidated income statement line items 2010

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Revenues	27,571	130	22	876	—	—	1,028	—	1,028	3.7
Other income	255	2	—	4	—	—	6	—	6	2.4
Acquisition of goods and services	11,383	85	25	522	—	—	632	—	632	5.6
Employee benefits expenses	4,021	—	—	4	93	15	112	—	112	2.8
Gains (losses) on disposals of non-current assets	11	—	—	(1)	—	—	(1)	—	(1)	—
Finance income	3,081	—	—	153	—	—	153	—	153	5.0
Finance expenses	5,155	37	—	48	—	—	85	—	85	1.6

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Separate consolidated income statement line items 2009

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Revenues	26,894	204	26	784	—	—	1,014	(36)	978	3.6
Other income	280	3	—	3	—	—	6	—	6	2.1
Acquisition of goods and services	11,480	91	6	560	—	—	657	(126)	531	4.6
Employee benefits expenses	3,734	—	—	4	92	15	111	—	111	3.0
Finance income	2,561	—	—	64	—	—	64	—	64	2.5
Finance expenses	4,731	31	—	248	—	—	279	—	279	5.9

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	(90)	—	—	(90)

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of financial position at December 31, 2011 and at December 31, 2010 are as follows:

Consolidated statement of financial position line items at December 31, 2011

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Non-current financial assets	2,949	—	—	269	—	—	269	—	269	9.1
Securities other than investments (current assets)	1,007	—	—	8	—	—	8	—	8	0.8
Financial receivables and other current financial assets	462	—	—	28	—	—	28	—	28	6.1
Cash and cash equivalents	6,714	—	—	278	—	—	278	—	278	4.1
Current financial assets	8,183	—	—	314	—	—	314	—	314	3.8
Non-current financial liabilities	35,860	151	—	332	—	—	483	—	483	1.3
Current financial liabilities	6,091	134	—	58	—	—	192	—	192	3.2
Miscellaneous receivables and other non-current assets	1,128	—	—	—	—	—	—	—	—	—
Trade and miscellaneous receivables and other current assets	7,770	36	1	220	—	—	257	—	257	3.3
Miscellaneous payables and other non-current liabilities	1,156	—	—	3	—	—	3	—	3	0.3
Trade and miscellaneous payables and other current liabilities	10,984	10	45	167	30	—	252	—	252	2.3

(*) Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items at December 31, 2010

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Non-current financial assets	1,863	—	—	109	—	—	109	—	109	5.9
Securities other than investments (current assets)	1,316	—	—	14	—	—	14	—	14	1.1
Financial receivables and other current financial assets	438	—	—	23	—	—	23	—	23	5.3
Cash and cash equivalents	5,526	—	—	113	—	—	113	—	113	2.0
Current financial assets	7,280	—	—	150	—	—	150	—	150	2.1
Non-current financial liabilities	34,348	193	—	238	—	—	431	—	431	1.3
Current financial liabilities	6,882	118	—	128	—	—	246	—	246	3.6
Miscellaneous receivables and other non-current assets	934	15	—	—	—	—	15	—	15	1.6
Trade and miscellaneous receivables and other current assets	7,790	65	1	204	—	—	270	—	270	3.5
Miscellaneous payables and other non-current liabilities	1,086	—	—	4	—	—	4	—	4	0.4
Trade and miscellaneous payables and other current liabilities	10,954	18	39	236	32	—	325	—	325	3.0

(*)	Other related parties through Directors, Statutory Auditors and key managers.

The effects on the individual line items of the consolidated statements of cash flows for the years 2011, 2010 and 2009 are as follows:

Consolidated statement of cash flows line items 2011

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	6,095	3	162	1	—	—	166	—	166	2.7
Dividends paid	1,326	—	—	191	1	—	192	—	192	14.5

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items 2010

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,583	2	59	1	—	—	62	—	62	1.4
Dividends paid	1,093	—	—	163	1	—	164	—	164	15.0

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated statement of cash flows line items 2009

	Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,543	3	—	19	—	—	22	(19)	3	0.1
Dividends paid	1,050	—	—	176	1	—	177	—	177	16.9
Cash flows from (used in) Discontinued operations/non-current assets held for sale	61	—	—	19	—	—	19	—	—	—

(*)	Other related parties through Directors, Statutory Auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

On January 31, 2011, Telecom Italia International N.V. finalized the sale of the entire 27% investment held in the Cuban operator EtecSA.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items	2011	2010	2009	Type of contract
	(millions of euros)
Revenues
• EtecSA	—	5	5	International telecommunications services, roaming and technical assistance
• LI.SIT. S.p.A.	—	3	25	Lombardy Region social health system information networking and telephone services
• NordCom S.p.A.	2	3	2	Telephoneservices and data network connections, applications software and call center services
• Telbios S.p.A.	—	2	2	Supplyof telephone services, ADSL lines, sale of equipment and property leases
• Teleleasing S.p.A.	87	115	167	Sale of equipment
• TM News S.p.A.	1	1	1	Fixedand mobile telephone services, property leases and administrative outsourcing
• Other minor companies	1	1	2

Total revenues	91	130	204

Other income	—	2	3	Recoveryof costs of personnel on secondment and recovery of costs for services rendered

Acquisition of goods and services
• EtecSA	5	63	70	Internationaltelecommunications services and roaming
• Movenda S.p.A.	1	—	—	Supplyof SIM cards and related adapters, software analysis and development
• NordCom S.p.A.	2	2	2	Purchaseand development of computer solutions, supply of rented equipment and computer services, professional assistance services and applications maintenance services, supply and operation of customized offerings
• Telbios S.p.A.	—	4	6	Supplyof audio/visual products and hardware systems and software for remote medicine offerings and call center services
• Teleleasing S.p.A.	4	7	8	Purchaseof goods sold under leasing arrangements with Telecom Italia customers
• Tiglio I S.r.l	—	4	3	Propertyleases
• TM News S.p.A.	4	4	2	Supplyof information contents for the TimSpot services, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
• Other minor companies	—	1	—

Totalacquisition of goods and services	16	85	91

Financeexpenses
• Teleleasing S.p.A.	23	27	30	Interestexpenses on finance leases of equipment and finance leases
• Other minor companies	8	10	1

Total finance expenses	31	37	31

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2011	As of December 31, 2010	Type of contract
	(millions of euros)
Non current financial liabilities
• Teleleasing S.p.A.	151	192	Finance lease of equipment and finance leases
• Tiglio I S.r.l.	—	1	Sale and leaseback transactions

Total non current financial liabilities	151	193

Current financial liabilities	134	118	Finance leases of equipment and finance leases with Teleleasing S.p.A.

Miscellaneous receivables and other non current assets	—	15	Miscellaneous receivables net of provision for bad debts

Trade and miscellaneous receivables and other current assets
• EtecSA	—	29	International telecommunications services, roaming and dividends collectible
• Nord.Com S.p.A.	1	1	Supply of data network connections and applications software
• Teleleasing S.p.A.	33	33	Sale of equipment
• TM News S.p.A.	1	1	Property leases and telecommunications services
• Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	36	65

Trade and miscellaneous payables and other current liabilities
• EtecSA	—	2	Telecommunications services and roaming
• Movenda S.p.A.	2	1	Supply of SIM card and related adapters, software analysis and development
• Nord.Com S.p.A.	1	1	Purchase and development of computer solutions, supply of rented equipment and computer services, professional assistance services and applications maintenance services, supply and operation of customized offerings
• Teleleasing S.p.A.	5	11	Purchase of goods sold under leasing arrangements with Telecom Italia customers
• Tiglio I S.r.l.	—	2	Property leases
• TM News S.p.A.	1	1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
• Other minor companies	1	—

Total trade and miscellaneous payables and other current liabilities	10	18

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items	2011	2010	2009	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	3	2	3	Acquisition from other minor companies

TRANSACTIONS WITH COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

Following the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, the stake held in that company by the Telecom Italia Group, through ordinary and preferred shares, rose from 19.37% to 34.68%, with a concomitant modification of governance. Consequently, from that date, the company was considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

On October 13, 2010, the Sofora group entered the scope of consolidation after the stake held in the share capital of Sofora Telecomunicaciones S.A., the holding company of the Telecom Argentina group, was increased from 50% to 58%. Up to that date, Sofora Telecomunicaciones S.A. had been an associate and therefore a related party; the companies controlled by Sofora Telecomunicaciones S.A. had been related parties in that they had been subsidiaries of associates.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items	2011	2010	2009	Type of contract
	(millions of euros)
Revenues
• Italtel group	2	1	—	Supply of goods and services and sale of products
• Sofora group—Telecom Argentina	—	21	26

International telecommunications services and roaming; data and voice services, supply of “IRU” transmission capacity; supply of advanced platforms and technical assistance provided by Telecom Italia for the development of broadband and the study of Value-Added Services

Total revenues	2	22	26

Other income	1	—	—	Commercial settlement with the Italtel group

Acquisition of goods and services
• Italtel group	42	21	—	Hardware upgrade services, software development, maintenance and assistance contracts, platform updates, supply and management of customized offerings and supply and maintenance of switching equipment

• Sofora group—Telecom Argentina	—	4	6	International telecommunications services and roaming

Total acquisition of goods and services	42	25	6

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2011	As of December 31, 2010	Type of contract
	(millions of euros)
Trade and miscellaneous receivables and other current assets	1	1	Supply of goods and services and sale of products to the Italtel Group

Trade and miscellaneous payables and other current liabilities	45	39	Hardware upgrade services, software development, maintenance and assistance contracts and supply of equipment from the Italtel group

Consolidated statement of cash flows line items	2011	2010	2009	Type of contract
	(millions of euros)

Purchase of intangible and tangible assets on an accrual basis	162	59	—	Telecommunications equipment from Italtel group

At December 31, 2011, the Telecom Italia group has provided guarantees on behalf of associates for a total of 6 million euros mainly on behalf of Aree Urbane S.r.l. (5 million euros). At December 31, 2010, guarantees had been provided for a total of 16 million euros: on behalf of Aree Urbane S.r.l. 5 million euros, EtecSA (Cuba) 3 million euros, TM News S.p.A. 2 million euros and Italtel group 6 million euros and weak comfort letters had been issued for a total of 32 million euros on behalf of EtecSA (Cuba) on vendor loans. Such letters were closed on January 31, 2011 when the investment was sold.

TRANSACTIONS WITH OTHER RELATED PARTIES (through Directors, Statutory Auditors and Key Managers)

The “Procedure for carrying out transactions with related parties”—approved on November 4, 2010 by the board of directors of the Company—provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties as set out in the accounting principles, participate in important shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which disciplines the candidacy to the position as director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2011	2010	2009	Type of contract
	(millions of euros)
Revenues
• ATM group	2	1	1	Supply of customized services and business data network
• Generali group	74	62	53	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
• Intesa SanPaolo group	79	95	121	Telephone and MPLS and international data network services, ICT services, Microsoft licenses, internet connectivity and high-speed connections
• Mediobanca group	7	6	6	Telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	845	712	596	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
• Other minor companies and companies that are no longer related parties	—	—	7	Supply of telephone and data transmission services outsourced managed with dedicated assistance work on network (Edizioni group)

Total revenues	1,007	876	784

Other income	1	4	3	Damage compensation from the Generali group

Acquisition of goods and services
• China Unicom group	—	1	2	International telecommunication services and roaming services
• Generali group	30	27	25	Insurance premiums and property leases
• Intesa SanPaolo group	17	13	16	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
• Mediobanca group	1	4	2	Credit recovery activities
• Telefónica group	622	477	507	Interconnection, roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
• Other minor companies	1	—	8	Sponsorships, commissions for the sale of prepaid telephone cards, Fees for laying telephone cables along expressways and TV and internet rights connected with sports events (Edizioni group)

Total acquisition of goods and services	671	522	560

Employee benefits expenses	4	4	4	Non-obligatory employee insurance taken out with the Generali group Expenses and fees to Mediobanca group and Intesa San Paolo group incurred for sale transactions of investments

Gains (losses) on disposal of non-current assets	—	(1)	—

Finance income
• Intesa SanPaolo group	112	122	33	Bank accounts, deposits and hedging derivatives
• Mediobanca group	15	31	31	Bank accounts, deposits and hedging derivatives

Total Finance Income	127	153	64

Finance expenses
• Intesa SanPaolo group	55	26	29	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
• Mediobanca group	7	22	219	Term Loan Facility and Revolving Credit Facility and hedging derivatives

Total Finance expenses	62	48	248

Total Profit (loss) from Discontinued Operations/Non-current assets held for sale	—	—	(90)	Interconnection and roaming services of HanseNet GmbH (included in Discontinued Operations) to Telefonica group

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2011	As of December 31, 2010	Type of contract
	(millions of euros)
Non-current financial assets
• Intesa SanPaolo group	239	81	Hedging derivatives
• Mediobanca group	30	28	Hedging derivatives

Total non-current financial assets	269	109

Securities other than investments (Current assets)
• Generali group	2	2	Bonds
• Intesa SanPaolo group	1	7	Bonds
• Mediobanca group	5	5	Bonds

Total securities other than investments (Current assets)	8	14

Financial receivables and other current financial assets
• Intesa SanPaolo group	27	10	Hedging derivatives
• Mediobanca group	1	13	Hedging derivatives

Total financial receivables and other current financial assets	28	23

Cash and cash equivalents	278	113	Bank accounts and deposits with Intesa SanPaolo group

Non-current financial liabilities
• Intesa San Paolo group	233	176	Revolving Credit Facility, hedging derivatives, loans and financial lease liabilities
• Mediobanca group	99	62	Revolving Credit Facility and hedging derivatives

Total non-current financial liabilities	332	238

Current financial liabilities
• Intesa SanPaolo group	56	127	Bank accounts, hedging derivatives, finance lease liabilities and other financial payables
• Mediobanca group	1	1	Hedging derivatives
• Telefónica group	1	—	Financial liabilities from previous corporate-related transactions

Total current financial liabilities	58	128

Other statement of financial position line items
Trade and miscellaneous receivable and other current assets
• ATM group	2	1	Supply of customized services and business data network
• China Unicom group	—	1	Supply of international telecommunications services and roaming
• Generali group	19	26	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
• Intesa SanPaolo group	98	89	Factoring services, telephone and MPLS data and international network services, ICT services, Microsoft licenses, internet connectivity and high-speed connections
• Mediobanca group	1	—	Telephone and MPLS data network services and marketing of data and VoIP devices
• Telefónica group	99	86	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
• Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	220	204

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2011	As of December 31, 2010	Type of contract
	(millions of euros)
Miscellaneous payables and other non-current liabilities	3	4	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group

Trade and miscellaneous payables and other current liabilities
• A1 Investments group	1	1	Acquisition of “FISM rights”
• China Unicom group	—	1	International telecommunications services and roaming
• Intesa SanPaolo group	86	159	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards and sale of trade receivables
• Mediobanca group	1	1	Credit recovery activities
• Telefónica group	79	73	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
• Other minor companies	—	1

Total trade and miscellaneous payables and other current liabilities	167	236

Consolidated statement of cash flows line items	2011	2010	2009	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	1	1	19	Capitalization of costs connected with “FISM rights” to the A1 Investments group

Dividends paid
Telco	174	150	164	Dividends paid
Other minor	17	13	12	Dividends paid

Total dividends paid	191	163	176

On February 23, 2012, a settlement agreement was reached between the Telecom Italia Group and Telefonica Germany over certain claims connected with the sale of the investment in HanseNet in 2010.

As established by the internal Procedure for the management of related party transactions, this agreement was submitted, after the Steering Committee’s review, to the approval of the Committee for Internal Control and Corporate Governance which expressed a favorable opinion. Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

Separate consolidated income statements line items	2011	2010	2009	Type of contract
	(millions of euros)
Employee benefits expenses				Contributions to pension funds
• Fontedir	12	13	14
• Telemaco	73	74	74
• Other Italian and foreign pension funds	6	6	4

Total employee benefits expenses	91	93	92

Consolidated statement of financial position line items	As of December 31, 2011	As of December 31, 2010	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
• Fontedir	4	5
• Telemaco	24	25
• Other Italian and foreign pension funds	2	2

Total trade and miscellaneous payables and other current liabilities	30	32

Consolidated statement of cash flows line items	2011	2010	2009	Type of contract
	(millions of euros)
Dividends paid	1	1	1	Dividends paid to Italian pension fund

* * *

Remuneration to key managers

In 2011, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 18.4 million euros (15 million euros in 2010), analyzed as follows:

	2011	2010
	(millions of euros)
Short-term remuneration (1)	15.7	11.7
Long-term remuneration (2)	1.4	1.7
Employment termination benefit incentives (3)	0.05	0.4
Share-based payments (4) (*)	1.2	1.2

	18.4	15.0

(1)	of which 2.5 million euros recorded by the listed South American subsidiaries (0.3 million euros in 2010).

(2)	of which 0.5 million euros recorded by the listed South American subsidiaries (0.2 million euros in 2010).

(3)	of which 0.05 million euros recorded by the listed South American subsidiaries (0.4 million euros in 2010).

(4)	of which 0.3 million euros recorded by the listed South American subsidiaries.

(*)	These refer to the fair value of the rights, vested to December 31, under the share-based incentive plans (PSG, TOP 2008 and LTI 2011) of Telecom Italia S.p.A. and its subsidiaries.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In the 2011, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 344,000 euros (353,000 euros in 2010).

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.(1)
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.(1)
Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.(2)
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.(2)

Managers:
Franco Bertone	Direcciòn General Ejecutiva (CEO) Telecom Argentina
Franco Brescia	Head of Public & Regulatory Affairs(3)
Oscar Cicchetti(4)	Head of Technology & Operations
Stefano Ciurli	Head of Supply Chain & Real Estate
Antonino Cusimano	Head of Legal Affairs
Luca Luciani	Chief Executive Officer of Tim Brasil
Andrea Mangoni	Head of Administration, Finance and Control and International Development
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio(5)	Head of Technology
Luca Rossetto	Head of Consumer(3)
Alessandro Talotta	Head of National Wholesale Services(3)

(1)	to April 12, 2011

(2)	from April 13, 2011

(3)	from July 7, 2011

(4)	to April 14, 2011

(5)	from April 15, 2011

NOTE 39—EQUITY COMPENSATION PLANS

Equity compensation plans in effect at December 31, 2011 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at December 31, 2011.

The Telecom Italia and Tim Participações compensation plans are described in the following paragraphs.

Description of stock option plans

•	Telecom Italia S.p.A. Top 2008 Stock Option Plan

This plan refers to options granted on April 15, 2008 to the then chairman and chief executive officer, originally for 11,400,000 options, exercisable at the end of the vesting period, expiring after three years from the grant date at a price of 1.95 euros per option. The exercise period is from April 15, 2011 to April 15, 2014. Each option gives the right to one Telecom Italia S.p.A. ordinary share.

75% of the options granted (equal to 8,550,000 options) are not subject to performance targets and remain valid while the remaining 25% (equal to 2,850,000 options) were forfeited in 2010 because the performance targets were not reached. During 2011, no options were exercised.

Unexercised options expire at the end of the plan.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	Tim Participaçoes Stock Option Plan

A long-term incentive plan for managers in key positions in the company and its subsidiaries was approved by the shareholders’ meeting of Tim Participações S.A. on August 5, 2011. The option to purchase shares was granted to certain directors and employees. On the grant date of August 5, 2011, the exercise price of the options granted was calculated using the weighted average price of the shares of Tim Participações S.A. considering volumes traded and the market price of the company’s shares in the 30 days prior to July 20, 2011 (the date on which the board of directors approved the incentive plan).

The exercise of the options is subordinate to reaching two performance objectives simultaneously: the increase in value of the company’s ordinary shares and the performance of the prices of the company’s shares against a reference index, defined by the directors of Tim Participações S.A. and composed principally of the share price of other companies in the telecommunications, information technology and media sectors.

Performance targets refer to the three years 2011-2013 and performance is recorded in July of each year. The period of the options is six years, and one-third of these options can be exercised after the first half of 2012, another one-third after the first half of 2013 and the remaining one-third after the first half of 2014. The options are exercisable up to six years starting from the grant date; the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

On August 5, 2011, the grantees of the options were granted the right to purchase a total of 2,833,596 shares.

As of December 31, 2011, there were no options that could have already been exercised.

Under the accrual basis of accounting, the expenses connected with the long-term incentive plan were allocated monthly and at December 31, 2011 amounted to about 4 million Brazilian reais (about 2 million euros).

Description of other equity compensation plans

•	Performance Share Granting Plan 2008-2011

The Plan grants free Telecom Italia ordinary shares to beneficiaries (Top Management of Telecom Italia or subsidiaries) for a pre-determined maximum and variable number of shares, according to the period of each individual beneficiary’s effective participation in the plan and the extent to which the pre-set share performance targets have been reached.

Since the performance targets were not met, all the rights were forfeited and the plan expired on June 30, 2011.

•	Broad-based Employee Share Ownership Plan

The Plan consists of a subscription offering for Telecom Italia ordinary shares at a discount off the market price, reserved for employees of Telecom Italia or companies controlled by Telecom Italia with registered offices in Italy. A further grant of ordinary shares shall be made, in a ratio of one bonus share for every three subscribed shares, subject to retaining the subscribed shares and maintaining an employment relationship with companies of the Telecom Italia Group.

The first part of the plan was completed and on July 29, 2010 a number of Telecom Italia ordinary shares were issued equal to 27,056,139 (of which 24,427,422 were reserved for employees of Telecom Italia S.p.A. and 2,628,717 for employees of Italian subsidiaries).

These shares were offered for subscription at a per share price of 0.84 euro, corresponding to the arithmetic mean of the market price of the shares between May 25, 2010 and June 25, 2010, discounted by 10%.

On August 2, 2011, capital was increased by the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The Plan grants, to a selected number of Group management who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price. At the end of the three-year performance period, if the manager decides to invest half of the bonus, retaining these shares and maintaining an employment relationship with companies of the Group for the next two years, the manager will have the right to the grant of an equal number of free ordinary shares.

The performance targets are measured using the Total Shareholder Return of Telecom Italia (TSR TI) and Free Cash Flow (FCF). In particular, the payment of 65% of the bonus will be linked to the relative TSR TI in the three years 2010-2012 whereas the payment of 35%, instead, will be linked to an absolute performance indicator represented by the cumulative FCF during the period 2010-2012.

The beneficiaries were identified in relation to the person’s organizational role and strategic potential and the bonus was determined as a percentage of the beneficiary’s fixed annual compensation.

At the start of the Plan, the total maximum bonus potentially available to the 121 beneficiaries at the end of the three years was 8,754,600 euros, eventually to be paid in cash in early 2013 in a variable amount in relation to the level of the pre-set three-year 2010-2012 performance targets reached. The option of investing 50% of the bonus in Telecom Italia ordinary shares would have determined, at the time of the grant, a share capital increase in cash reserved for the beneficiaries for the maximum equivalent of 4,377,300 euros, and this same amount was the maximum value of the bonus grant and the relative bonus increase in capital.

Beneficiaries of the Plan who subscribed to the shares and observed the terms and conditions above, in early 2015 will be allocated profits, under ex art. 2349 of the Italian Civil Code, through the issue of one bonus share for every subscribed share.

In reference to the situation at December 31, 2011, the total maximum bonus that may be granted to the 117 beneficiaries is 8,236,350 euros; the maximum amount of the investment at market price, and the relative capital increase in cash, is therefore equal to an equivalent amount of 4,118,175 euros, and this same amount was the maximum value of the bonus grant, and the relative bonus increase in capital.

•	Long Term Incentive Plan 2011 (LTI Plan 2011)

The new plan, approved by the shareholders’ meeting on April 12, 2011, replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive Management, Top Management and Selected Management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning. An exception to this is the incentive plan for Executive Management, formulated in “one-off” terms consistently with the standard term of the mandate.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the business plan 2011-2013 (measured by the cumulative Free Cash Flow in the three years 2011-2013 (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

The plan calls for granting:

–

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

–	to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years;

–	to Executive Management, a bonus in cash and an equivalent number of Telecom Italia ordinary shares determined when the person is included in the Executive Management group of the Plan.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On July 7, 2011, the board of directors approved the start of the Plan. When the Plan started, besides the Executive Chairman and the Chief Executive Officer, the Plan covered 17 Top Managers and 128 Managers. The estimated maximum incentive for the three categories of incentive beneficiaries at the start of the Plan was equal to:

–

for Selected Management a total bonus of 9,789,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, was equal to an equivalent amount of 4,894,650 euros, and this same amount was the maximum value of the bonus grant and the relative bonus increase in capital;

–	for Top Management a total bonus of 6,512,400 euros, of which the equivalent maximum amount of the bonus grant, and the relative bonus increase in capital was 3,256,200 euros;

–	for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

Indicatively, in reference to the situation at December 31, 2011, besides the Executive Chairman and the Chief Executive Officer, 17 Top Managers and 126 Managers are still beneficiaries of the Plan. The maximum incentive at December 31, 2011 is equal to:

–

for Selected Management, a total bonus of 9,494,250 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, is equal to an equivalent amount of 4,747,125 euros, and this same amount was the maximum value of the bonus grant, and the relative bonus increase in capital;

–	for Top Management, a total bonus of 6,512,400 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 3,256,200 euros;

–	for Executive Management, a bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the “Top 2008 Plan” was calculated using the Monte Carlo method according to the calculation parameters reported in the following table.

For the Broad-based Employee Share Ownership Plan, the theoretical fair value of the right to the bonus shares was calculated using a 12-month call option on the Telecom Italia ordinary share.

For the LTI Plans (2010-2015 and 2011), the following was measured:

•	the debt component, determined as follows:

–

the 65% linked to reaching TSR targets was calculated as the average of the levels of expected bonus weighted by the probability of the relative TSR scenarios occurring; such probability is measured using the Monte Carlo method;

–	the 35% linked to reaching FCF targets was calculated as the bonus level according to the best estimate of expected FCF by making reference to the data of the Telecom Italia three-year plan;

•

the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in three years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Parameters used to determine fair value—Telecom Italia S.p.A.

Plans/Parameters	Exercise price (euro)	Current price / Spot (euro) (1)	Volatility (2)	Period	Expected dividends (euro) (3)	Risk-free interest rate (4)
TOP 2008 Plan	1.95	Market value Telecom Italia and other TLC companies at 4/15/2008	Telecom Italia (33.02%) and other TLC companies	3 years	0.08	3.7485% at 6 years

Broad-based Employee Share Ownership Plan	—	0.9668	36.233%	1 year	0.055	1.196 at 1 year

LTI Plan 2010-2015 equity component	—	0.9219	33.4281%	5 years	0.055 first year 0.060 second year	1.89 at 5 years

LTI Plan 2011 equity component Executive Management	—	0.8044	n.a.	3 years	0.05	2.095 at 3 years

LTI Plan 2011 equity component (Top Management and Selected Management)	—	0.7298	n.a.	5 years	0.07	2.591% at 5 years

(1)

In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if necessary, of other shares of the leading companies in the telecommunications sector at the grant date.

(2)

In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.

(3)

Dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid. For the LTI Plan 2010—2015, LTI Plan 2011 and the Broad-based Employee Share Ownership Plan, the dividends were estimated on the basis of the Bloomberg Agency’s data.

(4)

The risk-free interest rate is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option.

Parameters used to determine fair value—Tim Participaçoes

Plan/parameter	Exercise price (reais)	Current price/spot (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Tim Participacoes stock option plan(1)	8.84	8.31	51.73%	6 years	—	11.94 % year

(1)	The exercise price indicated represents the basic assumption at the start of the plan.

Effects on the income statement and statement of financial position

Compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under Employee benefits expenses over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. The part of the plans which call for the payment of compensation in cash is recorded in liabilities as the contra-entry of “Employee benefits expenses”; at the end of each year the liabilities is measured at fair value.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		Total fair value at grant date, of which component:		Total fair value at December 31, 2011 of which component:		At December 31, 2011
Plan	Plan grant date	Equity	Debt	Equity	Debt	Other equity instruments reserve	Paid-in capital	Other reserves	Cumulative costs, including those of year	Total effect on equity (*)	Effect on separate consolidated income statement 2011 (*)
		(millions of euros)
Telecom Italia S.p.A.
Top 2008 Plan	04/15/2008	3	—	2	—	2	—	1	(3)	—	—
Performance Share Granting 2008-2011	08/08/2008	3	—	—	—	—	—	2	(2)	—	—
Broad-based Plan	07/29/2010	12	—	—	—	—	7	5	(12)	—	(4)
LTI Plan 2010-2015	07/29/2010	1	2	1	2	—	—	—	(2)	(2)	(1)
LTI Plan 2011	07/07/2011	4	7	4	8	1	—	—	(3)	(2)	(3)
Tim Participacoes S.A.
Tim Participacoes Stock option plan	08/05/2011	5	—	5	—	2	—	—	(2)	—	(2)

(*)	The effects on equity and on the separate consolidated income statement are gross of the tax effect and refer to the share attributable to owners of the Parent and to non-controlling interests.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 40—OTHER INFORMATION

a)    Exchange rates used to translate the financial statements of foreign operations(*)

	Year-end exchange rates (statements of financial position)			Average exchange rates for the year (income statements and statements of cash flows)
(Local Currency against 1 euro)	12/31/2011	12/31/2010	12/31/2009	Year 2011	Year 2010	Year 2009
Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	25.78700	25.06100	26.47300	24.59461	25.28441	26.43714
HUF Hungarian Forint	314.58000	277.9500	270.42000	279.47926	275.43744	280.31935
CHF Swiss Franc	1.21560	1.25040	1.48360	1.23256	1.38036	1.50996
TRY Turkish Lira	2.44320	2.06940	2.15470	2.33825	1.99706	2.16256
GBP Pound Sterling	0.83530	0.86075	0.88810	0.86775	0.85804	0.89132
RON Romanian Leu	4.32330	4.26200	4.23630	4.23931	4.21185	4.23826
North America
USD U.S. Dollar	1.29390	1.33620	1.44060	1.39162	1.32620	1.39442
Latin America
VEF Venezuelan Bolivar	3.35994	3.46978	3.09340	3.61338	3.42870	2.99425
BOB Bolivian Boliviano	8.96385	9.36676	10.11300	9.74040	9.30962	9.79228
PEN Peruvian Nuevo Sol	3.48747	3.75086	4.16189	3.83245	3.74631	4.19072
ARS Argentinean Peso	5.56769	5.30994	5.46185	5.74419	5.18735	5.20788
CLP Chilean Peso	671.99700	625.27500	730.74400	672.51441	675.52315	776.67296
COP Colombian Peso	2,510.57000	2,571.38000	2,943.76000	2,569.51702	2,516.50868	2,990.09031
MXN Mexican Peso	18.05120	16.54750	18.92230	17.29084	16.74302	18.79029
BRL Brazilian Real	2.42710	2.22638	2.50837	2.32669	2.33215	2.76933
PYG Paraguayan Guarani	5,794.08000	6,090.40000	—	5,817.48337	6,275.59686	—
UYU Uruguayan Peso	25.92850	26.86160	—	26.93149	26.60631	—
Other countries
ILS Israeli Shekel	4.94530	4.73775	5.45452	4.97723	4.94668	5.46601

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

b)    Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	2011	2010	2009
	(millions of euros)
Research and development costs expensed during year	68	64	74
Development costs capitalized	543	634	768

Total research and development costs (expensed and capitalized)	611	698	842

Moreover, in the separate consolidated income statement for 2011 amortization charges are recorded for development costs, capitalized during the period and in prior periods, for an amount of 769 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

c)    Operating leases

Revenue related

The Group has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to other interconnecting operators.

At December 31, 2011, the amount of lease installments receivable on non-cancelable lease contracts is equal to 4 million euros (4 million euros at December 31, 2010) and all of them are due within one year.

Expense related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2011, the amount of lease installments payable on non-cancelable lease contracts is the following:

	At December 31, 2011	At December 31, 2010
	(millions of euros)
Within 1 year	215	234
From 2 to 5 years	605	573
Beyond 5 years	155	65

Total	975	872

NOTE 41—EVENTS SUBSEQUENT TO DECEMBER 31, 2011

Process for the disposal of the activities in the media sector

On May 9, 2012, the Telecom Italia Board of Directors has decided to begin the process for the disposal of the activities in the media sector.

NOTE 42—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10,693,628,019
	(ITALY)

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT

4G HOLDING S.p.A.	TURIN	EUR	20,333,384	71.000		TLC COMMERCIAL SERVICES S.r.l.
(holding company)	(ITALY)

4G RETAIL S.r.l.	TURIN	EUR	2,402,241	100.0000		4G HOLDING S.p.A.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE BOLOGNA 1 S.r.l.	BOLOGNA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE BOLZANO 1 S.r.l.	BOLZANO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE CATANIA 1 S.r.l.	CATANIA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE FIRENZE 1 S.r.l.	FLORENCE	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE MILANO 1 S.r.l.	MILAN	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE MILANO 2 S.r.l.	MILAN	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE MODENA 1 S.r.l.	MODENA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
FLAGSHIPSTORE ROMA 1 S.r.l.	ROME	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE ROMA 2 S.r.l.	ROME	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE SANREMO 1 S.rl.	SANREMO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE TARANTO 1 S.r.l.	TARANTO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE TORINO 1 S.r.l.	TURIN	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIP STORE VERONA 1 S.r.l.	VERONA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

FLAGSHIPSTORE VICENZA 1 S.r.l.	VICENZA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(sale of products and services in the field of fixed and mobile telecommunications and sale of every means of diffusion, both analog and digital)	(ITALY)

H.R. SERVICES S.r.l.	L’AQUILA	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(planning, development and supply of training services)	(ITALY)

I.T. TELECOM S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(software development and software consulting)	(ROME – ITALY)

LAN MED NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and maintenance of submarine cable systems)	(IRELAND)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ	BOB	1,747,600	99.9943		TELECOM ITALIA SPARKLE S.p.A.
(installation and maintenance of submarine cable systems)	(BOLIVIA)			0.0057		LATIN AMERICAN NAUTILUS USA Inc.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(installation and maintenance of submarine cable systems)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LAN MED NAUTILUS Ltd
(holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	13,101,482,259	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(CHILE)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240,225,000	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(COLOMBIA)

LATIN AMERICAN NAUTILUS MEXICO S.A.	MEXICO D.F.	MXN	100,000	99.9999		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(MEXICO)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	56,865,179	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(PERÙ)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	20,000	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(VENEZUELA)

MATRIX S.p.A.	MILAN	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.
(internet services)	(ITALY)

MED-1 (NETHERLANDS) B.V.	AMSTERDAM	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd
(holding company)	(THE NETHERLANDS)

MED-1 ITALY S.r.l.	ROME	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
(installation and management submarine cable systems in Italian seas)	(ITALY)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of cable Lev)	(ISRAEL)

MEDITERRANEAN NAUTILUS BV	AMSTERDAM	EUR	18,003	100.0000		LAN MED NAUTILUS Ltd
(holding company)	(THE NETHERLANDS)

MEDITERRANEAN NAUTILUS BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(telecomunications services)	(BULGARIA)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.
(installation and maintenance of submarine cable systems)	(GREECE)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(telecommunications services, installation and management of submarine cable systems)	(ISRAEL)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
(installation and management of submarine cable systems)	(ITALY)

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI	ISTANBUL	TRY	5,639,065	99.9996		MEDITERRANEAN NAUTILUS B.V.
(telecommunications services)	(TURKEY)			0.0001		LAN MED NAUTILUS Ltd
				0.0001		MEDITERRANEAN NAUTILUS ITALY S.p.A.
				0.0001		MEDITERRANEAN NAUTILUS ISRAEL Ltd
				0.0001		MEDITERRANEAN NAUTILUS GREECE S.A.

OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

PATH.NET S.p.A.	ROME	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)

SHARED SERVICE CENTER S.r.l.	ROME	EUR	3,061,006	100.0000		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services)	(ITALY)

TECNOSERVIZI MOBILI S.r.l.	ROME	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.
(management of movable assets)	(ITALY)

TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES- SCARL	MILAN	EUR	2,750,000	100.0000		TELECOM ITALIA S.p.A.
(internal auditing for the Telecom Italia Group)	(ITALY)

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(THE NETHERLANDS)

TELECOM ITALIA SAN MARINO S.p.A.	ROVERETA- FALCIANO	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services in San Marino)	REPUBLIC OF SAN MARINO			0.0001		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

TELECOM ITALIA SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

TELECOM ITALIA SPARKLE EST S.R.L.	BUCHAREST	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(RUMANIA)

TELECOM ITALIA SPARKLE HUNGARY K.F.T.	BUDAPEST	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HUNGARY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunication services management)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TELECONTACT CENTER S.p.A.	NAPLES	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A.	B.GO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephony services)	REPUBLIC OF SAN MARINO

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electrical energy)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of systems for encrypted crypto’s telecommunications)	(ITALY)

TI BELGIUM S.P.R.L.—B.V.B.A	BRUSSELS	EUR	3,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)

TI GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)

TI SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)

TIS France S.A.S.	PARIS	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and maintenance of telecommunication services for fixed network and relating activities)	(FRANCE)

TLC COMMERCIAL SERVICES S.r.l.	ROME	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(purchase and management of financial investments focused on the sale of products and services in the field of telecommunications and ICT)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TMI—TELEMEDIA INTERNATIONAL Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(UK)

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	SAO PAULO	BRL	8,909,639	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd
(telecommunications services)	(BRAZIL)

BRAZIL BUSINESS UNIT

INTELIG TELECOMUNICAÇOES LTDA	RIO DE JANEIRO	BRL	3,279,157,267	99.9999		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)			0.0001		TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7,169,029,858	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(BRAZIL)

TIM CELULAR S.A.	SAO PAULO	BRL	9,355,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
(mobile telephony operator)	(BRAZIL)

TIM FIBER RJ S.A.	RIO DE JANEIRO	BRL	52,814,659	99.1079		TIM CELULAR S.A.
(telecommunications services)	(BRAZIL)

TIM FIBER SP Ltda	SAO PAULO	BRL	36,609,943	100.0000		TIM CELULAR S.A.
(telecommunications services)	(BRAZIL)

TIM PARTICIPAÇOES S.A.	RIO DE JANEIRO	BRL	9,886,886,593	66.6756		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(holding company)	(BRAZIL)			0.0329		TIM PARTICIPAÇÕES S.A.

ARGENTINA BUSINESS UNIT

MICRO SISTEMAS S.A.	BUENOS AIRES	ARS	360,000	99.9900		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0100		NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.	BUENOS AIRES	ARS	72,026,490	74.0061	100.0000	SOFORA TELECOMUNICACIONES S.A.
(holding company)	(ARGENTINA)			1.6326		TIERRA ARGENTEA S.A. (ex INVERSIONES MILANO)

NUCLEO S.A.	ASUNCION	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
(mobile telecommunications services)	(PARAGUAY)

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	35,5000		TELECOM ITALIA INTERNATIONAL S.A.
(holding company)	(ARGENTINA)			32,5000		TELECOM ITALIA S.p.A.

SPRINGVILLE S.A.	MONTEVIDEO	UYU	8,082,112	100.0000		TELECOM PERSONAL S.A.
(mobile telecommunications services)	(URUGUAY)

TELECOM ARGENTINA S.A.	BUENOS AIRES	ARS	984,380,978	54,7417		NORTEL INVERSORA S.A.
(telecommunications services)	(ARGENTINA)			1.5780		TIERRA ARGENTEA S.A. (ex INVERSIONES MILANO)

TELECOM ARGENTINA USA INC.	DELAWARE	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
(telecommunications services)	(USA)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM PERSONAL S.A.	BUENOS AIRES	ARS	310,514,481	99.9923		TELECOM ARGENTINA S.A.
(mobile telecommunications services)	(ARGENTINA)			0.0077		NORTEL INVERSORA S.A.

MEDIA BUSINESS UNIT

BEIGUA S.r.l.	ROME	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

MTV ITALIA S.r.l.	ROME	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
(services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	(ITALY)

MTV PUBBLICITA’ S.r.l.	MILAN	EUR	10,400	100.0000		MTV ITALIA S.r.l.
(advertising agency)	(ITALY)

TELECOM ITALIA MEDIA BROADCASTING S.r.l.	ROME	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

TELECOM ITALIA MEDIA S.p.A.	ROME	EUR	212,188,324	75.1714	75.4553	TELECOM ITALIA S.p.A.
(development and sale of products in the field of the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	(ITALY)			2.2471	2.2557	TELECOM ITALIA FINANCE S.A.

OLIVETTI BUSINESS UNIT

ADVALSO S.p.A.	IVREA	EUR	500,000	100.0000		OLIVETTI S.p.A.
(planning, production and servicing of telecommunication services and product)	(TURIN— ITALY)

ADVANCED CARING CENTER S.r.l.	ROME	EUR	10,000	100.0000		ADVALSO S.p.A.
(telemarketing’s activities and development, market research and surveys)	(ITALY)

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment and holding company)	(GERMANY)

OLIVETTI ENGINEERING S.A.	YVERDON LES BAINS	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.
(product research and development based on ink-jet technology)	(SWITZERLAND)

OLIVETTI ESPANA S.A.	BARCELONA	EUR	1,229,309	99.9912		OLIVETTI S.p.A.
(sale and maintenance of office equipment, consulting and telematic network management)	(SPAIN)

OLIVETTI FRANCE S.A.	PUTEAUX	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment and software)	(FRANCE)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI I-JET S.p.A.	ARNAD	EUR	15,000,000	100.0000		OLIVETTI S.p.A.
(manufacture and sale of products and accessories for office equipment)	(AOSTA— ITALY)

OLIVETTI S.p.A.	IVREA	EUR	43,000,000	100.0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and accessories for office equipment)	(TURIN— ITALY)

OLIVETTI UK Ltd.	MILTON KEYNES	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(UK)

TIESSE S.c.p.A.	ROME	EUR	103,292	61.0000		OLIVETTI S.p.A.
(installation and assistance for electronic, computer, telematic and telecommunications equipment)	(ITALY)

OTHER OPERATIONS

EMSA Servizi S.p.A. (in liquidation)	ROME	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services management)	(ITALY)

OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(TURIN— ITALY)

OLIVETTI GESTIONI IVREA S.r.l.	IVREA	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services)	(TURIN— ITALY)

OLIVETTI HOLDING B.V.	AMSTERDAM	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.
(finance company)	(THE NETHERLANDS)

PURPLE TULIP B.V.	AMSTERDAM	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(THE NETHERLANDS)

SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A.	TURIN	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(ITALY)

TECO SOFT ARGENTINA S.A. (in liquidation)	BUENOS AIRES	ARS	12,000	100.0000		TELECOM ITALIA S.p.A.
(design, development and sale of software)	(ARGENTINA)

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(GERMANY)

TELECOM ITALIA FINANCE IRELAND LTD	DUBLIN	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
(finance company)	(IRELAND)

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(THE NETHERLANDS)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA LTDA	SAO PAULO	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
(telecommunications promotional services)	(BRAZIL)

TIAUDIT COMPLIANCE LATAM S.A.	RIO DE JANEIRO	BRL	1,500,000	69.9996		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES– SCARL
(internal auditing)	(BRAZIL)			30.0002		TIM BRASIL SERVICOS E PARTICIPACOES S.A.

INVERSIONES MILANO S.A.—TIERRA ARGENTEA S.A.	BUENOS AIRES	ARS	261,213,255	90.0000		TELECOM ITALIA INTERNATIONAL N.V.
(Investments holding company)	(ARGENTINA)			10.0000		TELECOM ITALIA S.p.A.

Associated and joint ventures accounted for using the equity method

AREE URBANE S.r.l. (in liquidation)	MILAN	EUR	100,000	31.6500		TELECOM ITALIA S.p.A.
(real estate)	(ITALY)			0.9700		TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance mediation)	(ITALY)

BALTEA S.r.l. (in bankruptcy)	IVREA	EUR	100,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and computer and telecommunications services)	(TURIN— ITALY)

CONSORZIO SCUOLA SUPERIORE ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation)	NAPLES	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO E O (in liquidation)	ROME	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO INITALIA	ROME	EUR	200,000	25.0000		OLIVETTI S.p.A.
(research, study, design, product development and ITC solutions devoted to initiatives characterized by a great economic relevance or by an innovative and complex natura)	(ITALY)

CONSORZIO TEMA MOBILITY	TURIN	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
(marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	(ITALY)

CRIAI S.c.r.l.-CONS. CAMPANO DI RICERCA PER L’INFORMATICA E L’AUTOMAZIONE INDUSTRIALE	NAPLES	EUR	198,255	47.9300		TELECOM ITALIA S.p.A.
(delivery of services in the IT and industrial automation fields)	(ITALY)

IM.SER S.p.A.	MILAN	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

ITALTEL GROUP S.p.A.	MILAN	EUR	131,426,652	34.6845		TELECOM ITALIA FINANCE S.A.
(holding company)	(ITALY)

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998		TELECOM ITALIA FINANCE SA
(technological platforms for the development of mobile Internet services)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

TELELEASING—LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A.	MILAN	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’INTERMEDIE AUSILIARIE TLC P.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
(financial leasing of real estate and other assets)	(ITALY)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l.	MILAN	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TM NEWS S.p.A.	ROME	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)	(ITALY)

Other significant investments

CEFRIEL S.r.l.	MILAN	EUR	100,350	11.6000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CELL-TEL S.p.A.	SCARMAGNO	EUR	500,000	15.0000		OLIVETTI S.p.A.
(telecommunications equipment, plant and systems)	(TURIN—ITALY)

DAHLIA TV S.p.A. (in liquidation)	ROME	EUR	11,318,833	10.0800		TELECOM ITALIA MEDIA S.p.A.
(pay per view services)	(ITALY)

FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(finance company)	(ITALY)

IFM INFOMASTER S.p.A.	GENOA	EUR	161,765	12.0000		TELECOM ITALIA FINANCE S.A.
(planning and development of call center solutions)	(ITALY)

ITALBIZ.COM Inc.	DELAWARE	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.
(Internet services)	(USA)

MIX S.r.l.	MILAN	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
(internet services provider)	(ITALY)

NEW SATELLITE RADIO S.r.l.	MILAN	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.
(production and realization of radio-tv channel and program)	(ITALY)

PIEDMONT INTERNATIONAL S.A. (in liquidation)	LUXEMBOURG	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.
(finance company)	(LUXEMBOURG)

Consolidated Financial Statements	Report Of Other Independent Registered Public Accounting Firm

REPORT OF OTHER INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telecom Italia S.p.A.

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity, and cash flows of Telecom Italia S.p.A. and subsidiaries for the year ended December 31, 2009. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

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

In our opinion, the consolidated financial statements of Telecom Italia S.p.A. and subsidiaries referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows for the year ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

/s/ Reconta Ernst & Young S.p.A.

Milan, Italy

April 11, 2011