Form 20-F
period 2012-12-31
TELECOM ITALIA S P A
filed 2013-04-16
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

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

Piergiorgio PELUSO

Head of Administration, Finance and Control

Telecom Italia S.p.A.

Corso d’Italia, 41, 00198 Rome, Italy

+39.06.36.88.1

piergiorgio.peluso@telecomitalia.it

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

i

ii

Introduction

INTRODUCTION

Telecom Italia S.p.A. is incorporated as a joint stock company under the laws of Italy. As used in this Annual Report, unless the context otherwise requires, the term “Company” means Telecom Italia S.p.A. the operating company for fixed and mobile telecommunications services in Italy and the holding company for various businesses, principally telecommunications, and the terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2012 of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2013-2015 period;

•	our ability to successfully achieve our debt reduction and other targets;

•

the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

•

the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

Introduction

•	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

•	our ability to successfully implement our internet and broadband strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

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

In addition to the foregoing terms, certain technical telecommunication terms relating to our businesses are defined in the glossary of this Annual Report (see “Item 4. Information on the Telecom Italia Group—4.5 Glossary of Selected Telecommunications Terms”).

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

On February 8, 2013, we presented our updated 2013–2015 business and strategic plan (the “2013-2015 Plan”). The 2013-2015 Plan sets out our primary strategic objective as well as a number of strategic priorities to achieve this objective over the next three years:

•	continued deleveraging to reduce our net financial debt, through:

•	focus on strategic markets—Italy, Brazil and Argentina—with the goal of stabilizing consolidated revenues through the contribution from Latin America;

•	technological developments in fixed-line telephony and mobile telephony in Italy, mobile telephony in Brazil and network capacity in Argentina to take advantage of growing demand for data;

•	extension and acceleration of our cost reduction policy in order to contribute to the financing of the above mentioned technological developments;

•	sustainable shareholder remuneration. We announced our intention to revise our dividend policy in order to bring it into line with the continuing policy of deleveraging the Group.

Our ability to implement and achieve these strategic objective and priorities may be influenced by certain factors, including factors outside of our control, such as:

•	regulatory decisions and changes in the regulatory environment in Italy, Brazil and Argentina or in the other countries in which we operate;

•	increasing number of competitors in our principal markets which could cause us to lose further market share;

•	increasing and stronger market competition in our principal markets with a consequent decline in the prices of services;

•

increasing competition from global and local OTT (Over The Top) players (operators offering content and services on the internet without owning its own proprietary telecommunications network infrastructure);

•	the success of “disruptive” new technologies which could cause significant reductions in revenues from fixed and mobile telephony;

•

the continuing effects of the weak global economy, in particular continuing weak gross domestic product (GDP) growth in Italy and in the other markets in which we operate, including the effects on our customers and their ability to purchase or continue to purchase our services;

•	the effect of exchange rate fluctuations, particularly in Brazil and Argentina, on our operating revenues, margins and financial management;

•	our ability to strengthen our competitive position in Italy and in international markets, particularly in Brazil and Argentina;

•

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	our ability to manage and reduce costs;

•	our ability to refinance existing indebtedness when due in the capital and bank markets which remain volatile and subject to disruption;

Item 3. Key Information	Risk Factors

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

As a result of these uncertainties there can be no assurance that the business and strategic objectives identified by our management can effectively be attained in the manner and within the time-frames described. Furthermore, if we are unable to attain our strategic priorities, our goodwill may be further impaired which could result in further significant write-offs.

The global economic crisis and the continuing weakness of the Italian economy over the past several years has adversely affected our business and continuing global economic weakness and volatility in the Eurozone could further adversely affect our business and therefore have a negative impact on our operating results and financial condition.

Since the modest recovery in GDP in Italy in 2010 and 2011 following sharp declines that were triggered by the global financial crisis, GDP declined in 2012, with a negative growth of -2.4%. The continuing weakness of the Italian economy is attributable in part to fiscal tightening (a mix of spending cuts and tax increases), aimed at reinforcing the multi-year budget deficit reduction plan and balancing the structural deficit by 2013; this process is expected to continue under the “Fiscal Compact” rules1. This fiscal policy should result in structural adjustments and sustainability in the long term, but it has contributed to the weakness in domestic demand experienced by the Italian market during 2012, which is expected to continue for the coming years.

Weakness in the Italian economy, our core market and, in particular, low or negative GDP growth and increasing levels of unemployment, has had and, if such economic weakness persists, may continue to have a direct negative impact on the spending patterns of customers, both in terms of the products and services they subscribe for and the extent to which they use such products and services. During periods of deteriorating economic conditions and high unemployment, retail customers generally have less discretionary income with which to purchase products and services. Our consumer segments are most directly impacted by a reduction in discretionary income, and as a result of continued economic weakness in Italy, it may be more difficult for us to attract new customers, or retain existing customers, and our revenues and Average Revenue Per User (“ARPU”), particularly in consumer segments, may continue to decline.

Additionally, our business and corporate customers are also affected by general economic conditions and consumer spending, and therefore an extended recession, or public perception of declining economic conditions, is and could continue to substantially decrease telecommunications and IT expenditures among our business and corporate customers, which would in turn adversely affect our revenues in our business and corporate segments. In addition to the economic weakness, the competitive environment is expected to continue to place downward pressure in telecommunications service prices leading to a negative impact on our domestic revenues.

The continuing global economic weakness could also adversely affect our businesses in our principal international markets of Brazil and Argentina which may also have a negative impact on our operating results and financial condition.

If we fail to successfully implement our plans to improve efficiency and optimize expenditures, our results of operations and financial condition could be adversely affected.

[1]

The Fiscal Compact is an intergovernmental treaty introduced as a new and stricter version of the previous Stability and Growth Pact. The treaty entered into force on January 1, 2013 for those Member States of the European Union which had completed ratification prior to this date. Under the Fiscal Compact, ratifying Member States are required to have enacted laws requiring their national budgets to be in balance or in surplus within the treaty’s definition within one year after the Fiscal Compact enters into force for them. The laws must also provide for a self-correcting mechanism to prevent their breach. The treaty defines a balanced budget as a general budget deficit less than 3.0 per cent. of the GDP, and a structural deficit of less than 1.0 per cent. of GDP if the debt level is below 60 per cent.—or else it shall be below 0.5 per cent. of GDP.

Item 3. Key Information	Risk Factors

Our leverage is such that deterioration in cash flow can change the expectations of our ability to repay our debt and the inability to reduce our debt could have a material adverse effect on our business. Continuing volatility in the international credit markets may limit our ability to refinance our financial debt.

Our consolidated gross financial debt was 40,181 million euros at December 31, 2012 compared with 41,951 million euros at December 31, 2011. Our consolidated net financial debt was 29,053 million euros at December 31, 2012 compared with 30,819 million euros at December 31, 2011. Our high leverage has been a factor in our strategic decisions for a number of years and the reduction of our leverage remains a key strategic objective. As a result, however, we are reliant on cost cutting and free cash flow to finance critical technology improvements and upgrades to our network.

Due to the competitive environment and continuing weak economic conditions, there could be deterioration in our income statement and statement of financial position measures used by investors and rating agencies in determining our credit quality. Ratios derived from these same separate income statement and statement of financial position measures are used by the rating agencies, such as Moody’s, S&P and Fitch, which base their ratings on our ability to repay our debt.

Although rating downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate ratings in order to determine interest expense, or on its relative cost to us, downgrades could lead to a greater risk with respect to refinancing existing debt or higher refinancing costs.

Factors which are beyond our control such as deterioration in performance by the telecommunications sector, unfavorable fluctuations in interest rates and/or exchange rates, further disruptions in the capital markets, particularly debt capital markets, and, in a broader sense, deterioration in general economic conditions at the sovereign level as a result of the continuing effects of the economic and financial crisis could have a significant effect on our ability to reduce our debt, or our ability to refinance existing debt through further access to the financial markets. As a result of the reduction of debt being a key element of our strategy, the failure to reduce debt could be viewed negatively and adversely affect our credit ratings.

The management and further development of our business will require us to make significant further capital and other investments. If we are unable to finance our capital investment as described above, we may therefore need to incur additional debt in order to finance such investment. Our future results of operations may be influenced by our ability to enter into such transactions, which in turn will be determined by market conditions and factors that are outside our control. In addition, if such transactions increase our leverage it could adversely affect our credit ratings.

We are continuously involved in disputes and litigation with regulators, competition authorities, competitors and other parties and are the subject of a number of investigations by judicial authorities. The ultimate outcome of such proceedings is generally uncertain. If any of these matters are resolved against us, they could, individually or in the aggregate, have a material adverse effect on our results of operations, financial condition and cash flows in any particular period.

We are subject to numerous risks relating to legal, tax, competition and regulatory proceedings in which it is currently a party or which could develop in the future. We are also the subject of a number of investigations by judicial authorities. Such proceedings and investigations are inherently unpredictable. Legal, tax, competition and regulatory proceedings and investigations in which we are, or may become, involved (or settlements thereof) may, individually or in the aggregate, have a material adverse effect on our results of operations and/or financial condition and cash flows in any particular period. Furthermore, our involvement in such proceedings and investigations may adversely affect our reputation.

Operational risks could adversely affect our reputation and our profitability.

We face numerous operational risks inherent in our business, including those resulting from inadequate internal and external processes, fraud, employee errors or misconduct, failure to comply with applicable laws, failure to document transactions properly, loss or disclosure of critical or commercially sensitive data or personally identifiable information or systems failures. These events can result in direct or indirect losses and adverse legal and regulatory proceedings, and harm our reputation and operational effectiveness.

Item 3. Key Information	Risk Factors

We have in place risk management practices designed to detect, manage and monitor at a senior level the evolution of these operational risks. However, there is no guarantee that these measures will be successful in effectively controlling the operational risks that we face and such failures could have a material adverse effect on our results of operations and could harm our reputation.

Risks associated with Telecom Italia’s ownership chain.

Telco S.p.A. (“Telco”)—a company in which interests are held by the Generali group (“Generali”) (30.58 per cent.), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”) (11.62 per cent.), Mediobanca S.p.A. (“Mediobanca”) (11.62 per cent.), and Telefónica S.A. (“Telefónica”) (46.18 per cent.)—is Telecom Italia’s largest shareholder, holding an interest of approximately 22.38 per cent. of the voting rights.

On February 29, 2012, Telefónica, Intesa Sanpaolo, Mediobanca, and Generali entered into a renewal agreement (the “2012 Shareholders Agreement”) in which they agreed to enter into a new shareholders agreement for a period of three years on the same terms and conditions set out in the original shareholders’ agreement dated as of April 28, 2007, as subsequently amended and supplemented. Please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 Shareholders’ Agreements”.

The 2012 Shareholders Agreement sets out the criteria for drawing up the list of candidates for the appointment of the Board of Directors of Telecom Italia:

•	Telefónica, insofar as it holds at least 30 per cent. of Telco’s share capital, will be entitled to designate two candidates; and

•

the other shareholders of Telco, as they hold the absolute majority of its share capital, have the right to designate the other members on the list, of which three candidates would be appointed unanimously and the others on a proportional basis.

Based on the foregoing, Telco may exert a significant influence on all matters to be decided by a vote of shareholders, including appointment of directors. In the shareholders’ meeting held on April 12, 2011, 12 out of 15 Board members were elected from a list proposed by Telco, while the remaining three Directors were elected from a list proposed by a group of asset management companies and international institutional investors. In principle, the interests of Telco in deciding shareholder matters could be different from the interests of Telecom Italia’s other ordinary shareholders, and it is possible that certain decisions could be taken that may be influenced by the needs of Telco.

In addition, Telefónica is the largest shareholder of Telco. Presently, Telefónica and its associated companies (the “Telefónica Group”) and the Telecom Italia Group are direct competitors outside of their respective domestic markets, including Brazil and Argentina; nevertheless, the 2012 Shareholders Agreement provides that the Telecom Italia Group and the Telefónica Group will be managed autonomously and independently. The 2012 Shareholders Agreement provides, among other things, that the directors designated by Telefónica in Telco and Telecom Italia shall be directed by Telefónica to neither participate nor vote at Board of Directors’ meetings which discuss matters relating to companies of the Telecom Italia Group in countries where the Telefónica Group and the Telecom Italia Group compete. Specific additional matters have been agreed with respect to the Telecom Italia Group’s operations in Brazil and Argentina. The presence of Telefónica in Telco could, however, result in legal or regulatory proceedings or affect regulatory decisions in countries where the Telecom Italia Group may wish to operate if the Telefónica Group is also an operator or competitor in such jurisdictions. For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 Shareholders’ Agreements” and “Item 10. Additional Information—10.1 Corporate Governance”. See also “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere herein.

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

On March 26, 2009, the European Court of Justice (the “ECJ”) declared that Italy, through the special powers, failed to comply with its obligations under the EC Treaty. According to the ECJ’s ruling, the alleged infringement of the EC Treaty arose due to the applicable Italian legal provisions not making sufficiently clear the conditions for the exercise of the Treasury’s special powers, so that investors would not be in a position to know in what situations the powers will be used. Through a decree passed on May 20, 2010, the Italian Government amended the criteria under which it may exercise such special powers although the ruling by the ECJ did not have any immediate or direct impact on Telecom Italia’s bylaws.

In May 2012 regulations relating to the special powers on share ownership in the sectors of defense and national security, and regarding activities of strategic importance in the energy, transport and communication sectors were published and became effective. The regulations provide that, at the moment the Prime Ministerial implementing decrees come into force with respect to “the networks and systems, goods and relationships of strategic importance for the communications […] sector”, the clauses in the Company’s bylaws on special powers will cease to have effect and will be replaced by these regulations. In brief, the new regulations will provide:

•

the Italian Government with the authority to impose conditions and possibly to oppose the purchase, for any reason whatever, by non-EU citizens, of controlling shareholdings in companies which hold strategic assets identified in the regulations. For non-EU citizens, any right to purchase will be permitted solely on condition of reciprocity with the purchaser’s home jurisdiction;

•

a power of veto granted to the Italian Government (including through prescriptions or conditions) on any resolution, act or transaction which has the effect of modifying the ownership, control or availability of strategic assets or changing their use, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets or their assignment by way of guarantee, amendment to company’s bylaws purpose, company dissolution or amendment in bylaws provisions relating to limitations on voting rights.

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

Our success largely depends on the continued and uninterrupted performance of our information technology, network systems and of certain hardware and datacenters that we manage for our clients. Our technical infrastructure (including our network infrastructure for fixed-line and mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could negatively affect our levels of customer satisfaction and harm our reputation.

Our business depends on the upgrading of our existing networks.

We must continue to maintain, improve and upgrade our existing networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets. A reliable and high quality network is

Item 3. Key Information	Risk Factors

necessary to manage churn by sustaining our customer base, to maintain strong customer brands and reputation and to satisfy regulatory requirements, including minimum service requirements. The maintenance and improvement of our existing networks depends on our ability to:

•	upgrade the functionality of our networks to offer increasingly customized services to our customers;

•	increase coverage in some of our markets;

•	expand and maintain customer service, network management and administrative systems;

•	expand the capacity of our existing fixed copper and mobile networks to cope with increased bandwidth usage; and

•	upgrade older systems and networks to adapt them to new technologies.

In addition, due to rapid changes in the telecommunications industry, our network investments may prove to be inadequate or may be superseded by new technological changes. Our network investments may also be limited by market uptake and customer acceptance. If we fail to make adequate capital expenditures or investments, or to properly and efficiently allocate such expenditures or investments, the performance of our networks, both in real terms and in relative terms as compared to our competitors, could suffer, resulting in lower customer satisfaction, diminution of brand strength and increased churn.

Many of these tasks are not entirely under our control and may be affected by applicable regulation. If we fail to maintain, improve or upgrade our networks, our services and products may be less attractive to new customers and we may lose existing customers to competitors, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO THE TELECOMMUNICATIONS INDUSTRY AND FINANCIAL MARKETS

The value of our operations and investments may be adversely affected by political and economic developments in Italy or other countries. Continuing global economic weakness could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Our business is dependent to a large degree on general economic conditions in Italy and in our other principal markets, Brazil and Argentina, including levels of interest rates, inflation, taxes and general business conditions. A significant deterioration in economic conditions could adversely affect our business and results of operations. The weak economic conditions of the last several years have had an adverse impact on our business, particularly in Italy.

The economic recession that the Italian market has been experiencing in recent years have weighed, and may continue to weigh heavily, on the development prospects of our domestic market.

Continuing uncertainty about global economic conditions poses a significant risk as consumers and businesses postpone spending in response to tighter credit, negative financial news (including high levels of unemployment) or declines in income or asset values, which could have a material negative effect on the demand for our products and services. Economic difficulties in the credit markets and other economic conditions may reduce the demand for or the timing of purchases of our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our targets. Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.

We may also be adversely affected by political developments in Italy and in the countries where we have made significant investments. Certain of these countries have political and legal systems that are less predictable than in Western Europe.

Political or economic upheaval or changes in laws or in their application in the countries outside Italy where we have significant investments may harm the operations of the companies in which we have invested and impair the value of these investments.

Item 3. Key Information	Risk Factors

In particular, in recent years the Argentine Government has taken several actions to re-nationalize concessions and public service companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Additionally, in May 2012, Law No. 26,741, established the expropriation of the 51% of the capital stock of YPF S.A. and the 51% of the capital stock of YPF GAS S.A., which were directly or indirectly owned by Repsol YPF S.A. (“Repsol”). To date, the Argentine Government has not compensated any of the expropriated investors. These actions had a negative effect on the market. We cannot provide any assurance that similar actions of the Argentine Government will not be extended to other private companies or other sectors in the near future.

In the past, the Argentine Government has imposed a number of monetary and currency exchange control measures, including temporary restrictions on the free availability of funds deposited with banks and restrictions or limitations on the access to foreign exchange markets and transfers of funds abroad, including for purposes of paying principal and interest on debt, trade liabilities to foreign suppliers and dividend payments to foreign shareholders. Between the end of 2001 and 2002, the Argentine Government implemented a unified exchange market (Mercado Único y Libre de Cambios—“MULC”) with significant regulations and restrictions for the purchase and transfer of foreign currency.

Since late 2011 the Argentine Government implemented a series of measures aimed to increase controls on the foreign trade and capital flows. To that effect, certain measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the Administración Federal de Ingresos Públicos (Argentine Federal Tax Authority—“AFIP”) for any purchase of foreign currency made by private companies and individuals for saving purposes. In addition, the Banco Central de la Republica Argentina (“BCRA”) expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although there are no regulations that prohibit making dividend payment to foreign shareholders, in practice authorities have substantially limited any purchase of foreign currency to pay dividends since these exchange controls were implemented. There can be no assurance that the BCRA or other government agencies will not increase controls and restrictions for making payments to foreign creditors, dividend payments to foreign shareholders, which would limit our ability to comply in a timely manner with payments related to our liabilities to foreign creditors or non-resident shareholders.

Pursuing the same objective, in October 2011 Decree No. 1,722 eliminated an exception for oil, gas and mining companies, and thus requires these companies to liquidate all their export receipts in the local foreign exchange market. Moreover, in October 2011 the National Insurance Bureau issued Resolution No. 36,162 imposing the obligation for insurance companies to repatriate all investments and liquid assets allocated outside Argentina. We cannot ensure that similar measures will not be implemented for other private companies or other sectors in the future.

In addition, starting in February 2012, all import operations of goods and services must be filed and approved in advance by AFIP. Such procedure could negatively affect the provision of imported products and services within our Argentinean supply chain.

Since we operate in a heavily regulated industry, regulatory decisions and changes in the regulatory environment could materially adversely affect our business.

Our fixed and mobile telecommunications operations, as well as our broadband services and television broadcasting businesses, are subject to regulatory requirements in Italy and our international operations are subject to regulation in their host countries. In Italy, we are the only operator subject to universal service obligations, which requires us to provide fixed line public voice telecommunications services in non-profitable areas. As a member of the EU, Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The last review of the EU common regulatory framework was approved at the end of 2009 and has been transposed in Italy in 2012.

In compliance with the regulatory framework the Italian regulator responsible for the regulation of the telecommunications, radio and television broadcasting sectors (“AGCom”) has to identify operators with “significant market power” (“SMP”) based on market analyses in relevant retail and wholesale markets, identified

Item 3. Key Information	Risk Factors

in an EC Recommendation. The framework established criteria and procedures for identifying remedies applicable to operators with SMP in various markets. An operator designated by a national authority as having SMP will be subject to a set of obligations necessary to safeguard competition. AGCom’s regulatory approach is mainly focused on the regulation of our wholesale business, while the regulation of retail markets is being gradually withdrawn.

Regulatory uncertainty and regulatory changes imposed on us can have an adverse effect on our revenues as well as making it difficult to make important decisions on investments. In September 2012 AGCom launched the third round of market analysis which should have set wholesale access fees for LLU, WLR and Bitstream services on the copper and fiber-based networks for the 2013-2015 period. However, AGCom decided to set the fees for the above mentioned copper-based access services only for the year 2013 while postponing the decision regarding the fees for the 2014-2016 period. This approach has created uncertainty because the 2013 fees have been fixed without a market analysis and for the following 2014-2016 period only the range of the final year (2016) access charges has been submitted for public consultation.

In addition the Council of State (Consiglio di Stato) published two judgments on both fixed and mobile termination rates: the first judgment upheld the complaint filed by Fastweb (one of Telecom Italia’s main competitors in the fixed line market) and revoked the symmetry of 2012 Time Division Multiplexing (“TDM”) fixed termination tariffs among operators; the second one upheld the complaint filed by H3G (the fourth mobile operator in Italy) and revoked the decrease on termination fees on the H3G network in the period November 2008-June 2009. As a result, Telecom Italia’s costs for fixed and/or mobile termination services could be expected to increase.

The regulatory framework of the Next Generation Access Network (“NGAN”) is not yet completely defined. Proceedings to establish NGAN regulation with a view to introducing: 1) a cost model for the pricing of passive and active wholesale services and the definition of the so-called “NGAN competitive areas” where the price of fiber-based bitstream and virtual access services are not subject to the cost orientation obligation; 2) the perspective enforcement of symmetric obligations on all operators, for the access to fiber vertical wiring and to building connection segments; and 3) potential amendments to the regulation of the copper sub-loop unbundling service in light of the possible introduction of the vectoring technology on Fiber to the Cabinet -Very High- Speed Digital Subscriber Line (“FTTCab-VDSL”) accesses. As Next Generation Access will require significant investments, the regulatory approach regarding the obligations which could be imposed on us could have an adverse effect on our cash flows and financial condition potentially hampering future investments.

On April 4, 2012, the Italian Parliament approved a law mandating AGCom to impose on us the obligation to separately offer our ancillary services (activation and maintenance) for the LLU lines so that they might be provided also by third parties. However, in July 2012, the EU Commission formally opened an infringement procedure against Italy, in relation to the possible breach of the EU regulatory framework stating the principle of independence and autonomy of national authorities by the above mentioned law. From a technical point of view granting the possibility for third parties to manage the maintenance of the incumbent’s network may cause serious negative effects on the quality of the service, on the security and integrity of the network as well as on the efficient deployment of the infrastructure to the detriment of end-users. In February 2013 the EU Commission issued a reasoned opinion concluding that the Italian Government has infringed the European legislation. As a consequence, the Italian Government was required to change the law within two months and therefore the law aimed at the transposition in the Italian framework of the EU rules (“Legge Comunitaria 2013”), preliminarily discussed in March 2013, includes a specific provision aimed at withdrawing the obligation for AGCom to impose on Telecom Italia the disaggregated offer of its LLU ancillary services. The formal approval of this law by the Italian Parliament will end the infringement procedure by the European Commission.

Our Brazilian and Argentinean Business Units are subject to extensive regulation in their respective countries. Our international operations, therefore, confront similar regulatory issues as we face in Italy, including the possibility for regulators to impose obligations and conditions on how we operate our businesses in these countries as well as taking decisions that can have an adverse effect on our results, including setting, and in particular, reducing the rates we can charge or, as is the case in Argentina, freezing, since 2002, the rates we can charge for basic fixed line telephony services. As a result, the decisions of regulators or the implementation of new regulations in Brazil and Argentina, and the costs of our compliance with any such decisions or new regulations, may limit our flexibility in responding to market conditions, competition and changes in our cost base which could individually or in the aggregate, have a material adverse effect on our business and results of operations.

Item 3. Key Information	Risk Factors

For example, in 2012 the Argentine Government cancelled the auction for the 850 MHz and 1900 MHz spectrum bands that were returned by Telefónica Móviles Argentina S.A. These spectrum bands were returned due to the spectrum cap restrictions of 50 MHz.

In December 2012 the Argentine President announced the launching of a new state owned mobile company branded “libre.ar”. The government’s dual-role, as both regulator and competitor, opens several risks to our Argentine mobile business including possible adverse changes in the regulatory framework and the current market rules. The lack of allocation of additional frequency bands is negatively affecting the quality of service of all the Argentinean mobile operators. It could also adversely affect our mobile competitive position and may require higher capital expenditures to continue providing high quality mobile services to our customers.

In Brazil we operate under authorizations granted by the Brazilian Government. As a result, we are obliged to maintain minimum quality and service standards. Our failure to comply with all the requirements imposed by Anatel and by the Brazilian Government may result in the imposition of fines or other government actions, including the suspension of the service commercialization for a given period.

Due to the continuous evolution of the regulatory regime affecting various parts of our business in Italy and in our international operations, we are unable to clearly predict the impact of any proposed or potential changes in the regulatory environment in which we operate both in Italy and internationally. Regulations in the telecommunications industry are constantly changing to adapt to new competition and technology. Changes in laws, regulation or government policy could adversely affect our business and competitiveness. In particular, our ability to compete effectively in our existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which it is subject or extend them to new services and markets. Finally, decisions by regulators regarding the granting, amendment or renewal of our authorizations, or those of third parties, could adversely affect our future operations in Italy and in other countries where it operates.

There is also a general risk related to the possible imposition of fines by the competent authorities for violations of regulations to which we are subject.

For further information regarding the matters discussed above and other aspects of the regulatory environments in which Telecom Italia Group’s businesses operates, see “Item 4.3. Regulation”.

We operate under authorizations granted by government authorities.

Many of our activities require authorizations from governmental authorities. These authorizations specify the types of services the operating company holding such authorization may provide. The continued existence and terms of our authorizations are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Although authorization renewal is not usually guaranteed, most authorizations do address the renewal process and terms that, however, may be affected by political and regulatory factors.

Many of these authorizations are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules. In particular, our existing authorizations typically require us to satisfy certain obligations, including minimum specified quality, service and coverage conditions. Failure to comply with these obligations could result in the imposition of fines or even in the revocation or forfeiture of the authorization. In addition, the need to meet scheduled deadlines may require us to expend more resources than otherwise budgeted for a particular network build-out.

Additional authorizations may also need to be obtained if we expand our services into new product areas, and such authorizations may be related to auctions (such as the assignment or the right of use of spectrum) or otherwise prove expensive or require significant cash outlays, or have certain terms and conditions, such as requirements related to coverage and pricing, with which we may not have previously had to comply. If we are unable to obtain such authorizations within the expected timeframe, at a commercially acceptable cost, or at all, or if the authorizations includes onerous conditions, it could have a material adverse effect on our business, financial condition and results of operations.

Item 3. Key Information	Risk Factors

The Pesification and freezing of rates may continue to adversely affect Telecom Argentina’s revenues.

In accordance with the Argentine Public Emergency Law, in January 2002, rates for Basic telephone services and long distance services were converted to Argentine pesos and fixed at an exchange rate of P$1.00=US$1.00 (the “Pesification”). The rates that Telecom Argentina may charge in the future will be determined by negotiations between Telecom Argentina and the Argentine Government.

In March 2006, Telecom Argentina executed a Letter of Understanding (the “2006 Letter of Understanding”) with the Argentine Government pursuant to which Telecom Argentina will be permitted to raise certain rates and incorporate certain modifications to the current regulatory framework.

The 2006 Letter of Understanding contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary steps, which as of the date of this Annual Report have yet to occur. Although Telecom Argentina expects such fulfillment to occur, we cannot guarantee if or when this will happen. We are unable to predict the outcome of the negotiations with regard to further rate increases and the rate scheme which will be applied in the future. Moreover, Telecom Argentina is unable to predict whether the Argentine Government will impose additional conditions or requirements, and if these conditions or requirements are imposed, whether Telecom Argentina will be able to satisfy them.

In addition, in early 2013 the Argentine Government adopted certain initiatives in order to reduce current inflation rates, including price agreements with certain non-regulated sectors such as supermarkets and retailers. In this context and considering the increasing demands of service quality improvements that all Argentine mobile operators are facing, our mobile subsidiary Personal decided not to implement the rate increases announced in the fourth quarter of 2012 (to be effective as from March 2013) for postpaid and “cuentas claras” customers. Although mobile telephony is a non-rate regulated industry, we cannot predict whether current or new factors—including governmental initiatives in order to reduce inflation rates—would negatively impact Personal’s ability to apply rate increases, thus negatively affecting the profit margins and the level of requested funds for capital expenditures to maintain or increase the quality of the service.

Rate restrictions for regulated services of Telecom Argentina may continue for a number of years and may continue affecting revenues from fixed line and other services. In a high—inflation environment this may continue to significantly affect Telecom Argentina’s financial results.

Strong competition in Italy or other countries may reduce our core market share for telecommunications services and may cause reductions in prices and margins thereby having a material adverse effect on our results of operations and financial condition.

Strong competition exists in all of the principal telecommunications business areas in Italy in which we operate, including, most significantly, the fixed-line and mobile voice telecommunications and broadband businesses. Competition has been intense since the liberalization of the Italian telecommunications market in 1998 and there is now entrenched competition from international operators’ who have been present in the Italian market for some time and direct competition with our fixed-line and mobile telephony businesses and for broadband services.

As of the date of this Annual Report, there are a number of significant competitors offering fixed-line and broadband services and three operators (in addition to us) offering mobile services in the Italian domestic market. In addition, some virtual mobile operators have been operating in the Italian mobile market since 2007 as a result of commercial agreements reached with operators of mobile networks, some of which “originated” from fixed line operators.

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

Item 3. Key Information	Risk Factors

Competition in our principal lines of business has led, and could lead, to:

•	price and margin erosion for our products and services;

•	a loss of market share in our core markets;

•	loss of existing or prospective customers and greater difficulty in retaining existing customers;

•	obsolescence of existing technologies and more rapid deployment of new technologies;

•	an increase in costs and payback period related to investments in new technologies that are necessary to retain customers and market share; and

•	difficulties in reducing debt and funding strategic and technological investments if we cannot generate sufficient profits and cash flow.

Although we have taken a number of steps to realize additional efficiencies and to rebalance revenue mix through the continuing introduction of innovative and value added services, if any or all of the events described above should occur, the impact of such factors could have a material adverse effect on our results of operations and financial condition.

In addition to competitive pressures, as a result of the increasing substitution of data services in place of traditional voice and SMS communications, our traditional voice and SMS markets also have been decreasing and are expected to continue to decrease due to increasing competition from alternative modes of telecommunications.

We face increasing competition from non-traditional data services on new voice and messaging over the internet technologies, in particular over-the-top (OTT) applications, such as Skype, Google Talk, FaceTime and WhatsApp. These applications are often free of charge, other than for data usage, accessible via smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the internet, bypassing more expensive traditional voice and messaging services such as short message service (SMS) which have historically been a source of significant revenues for fixed and mobile network operators such as us. With the growing share of smartphones, tablets and computers in Italy as well as our international markets of Brazil and Argentina, an increasing number of customers are using OTT applications services in substitution for traditional voice or SMS communications.

Historically, we have generated a substantial portion of our revenues from voice and SMS services, particularly in our mobile business in Italy, and the substitution of data services for these traditional voice and SMS volumes has had and is likely to continue to have a negative impact on our revenues and profitability. As a result of these and other factors, we face a mobile market in which price pressure has been increasing.

All mobile network operators, including ourselves, are currently competing with OTT application providers who leverage on existing infrastructures and who generally do not operate capital-intensive business models associated with traditional mobile network operators like us. OTT application service providers have recently become more sophisticated competitors, and technological developments have led to a significant improvement in the quality of service, in particular speech quality, delivered via data communications applications such as OTT. In addition, players with strong brand capability and financial strengths, such as Apple, Google and Microsoft, have turned their attention to the provision of OTT application services. In the long term, if non-traditional mobile voice and data services or similar services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in ARPU and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

Our business and our revenues may be negatively affected if we are unable to continue the introduction of new services, stimulating increased usage of our fixed and wireless networks.

The maturity of telecommunications markets (particularly in our core Italian market) and the rapidly changing competitive landscape (for example, the rise of global platform/networks of organizations (an “ecosystem”) delivering a specific product or service through both competition and cooperation) have resulted in a continuous erosion in traditional service revenues for telecommunications operators.

Item 3. Key Information	Risk Factors

In this context, our strategy has led to integration of our core offering portfolio with new services outside traditional telecommunications domains (eg. Cloud Services, Digital Media, M2M services), which are able to generate new revenue streams and at the same time stimulate increased usage of our fixed and wireless networks. A deep knowledge of customers’ needs and preferences, the ability to respond rapidly to their changes and a thorough understanding of the specialized needs of certain industries are particularly important for exploiting such opportunities.

Failing to exploit these business opportunities and to identify an appropriate role in the relative ecosystems may have a material adverse effect on our revenue streams.

Continuing rapid changes in technologies could increase competition, reduce usage of traditional services or require us to make substantial additional investments.

Many of the services we offer are technology-intensive and the development or acceptance of new technologies may render such services non-competitive, replace such services or reduce prices for such services. Our markets are characterized by rapid and significant changes in technology, customer demand and behavior, and, as a result feature a constantly changing competitive environment. In addition, as the convergence of services accelerates, we make and will have to make substantial additional investments in new technologies to remain competitive. The new technologies we choose may prove to be commercially unsuccessful. Moreover, we may not receive the necessary authorizations to provide services based on new technologies in Italy or abroad, or may be negatively impacted by unfavorable regulation regarding the usage of these technologies. Furthermore, our most significant competitors in the future may be new entrants to our markets who do not have to maintain an installed base of older equipment.

As a result, if we are unable to effectively anticipate, react to or access technological changes in our telecommunications markets we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer base or to maintain revenues from such customer base, all of which could have a material adverse effect on our business, financial condition and results of operations.

The mobile communications markets have matured and competition has increased.

Although mobile communications markets have reached maturity levels in our domestic market in the voice services segment, the mobile broadband business continues to grow. However such change has had an adverse effect on revenues from our mobile services.

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

In addition, as our core domestic Italian market has become increasingly saturated there is a growing focus on customer retention. Such focus could result in increased expenses to retain customer loyalty or, if we are unable to satisfactorily offer better value to our customers, our market share and revenues could decline. The main mobile competitors in Italy, including us, suffered higher levels of churn in 2012 than we had experienced in recent years. Such a high level of churn is indicative of the intense competition in this market. Furthermore, during the first months of 2013 we have experienced a significant deterioration in the Italian mobile market, with a strong increase in the level of competition and nearly unprecedented price pressure in comparison with prior periods; a continuation of such price pressure could have an adverse effect on our current and future revenues and results of operations.

If the mobile telecommunications markets in which we operate perform worse than expected, or if we are unable to retain our existing customers or stimulate increases in customer usage, our financial condition and results of operations may be harmed. In particular, our goodwill may be further impaired which could result in further significant write-offs.

Item 3. Key Information	Risk Factors

We may be adversely affected if we fail to successfully implement our Internet and broadband strategy.

The continuing development of Internet and broadband services is an important part of our strategic objectives and means to increase the use of our networks in Italy and abroad. Our strategy includes the development of broadband and value added services in order to offset the decline of traditional voice services. Our ability to successfully implement this strategy may be affected if:

•

Internet usage in Italy continues to grow more slowly than anticipated, for reasons such as changes in Internet users’ preferences or lower than expected penetration rate growth for PCs, tablets, smartphones and other Internet connected devices;

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

There is no assurance that the services offered will be successful; as a result our revenues could be negatively affected.

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

Fluctuations in currency exchange and interest rates may adversely affect Telecom Italia Group’s results.

In the past, we have made substantial international investments, primarily in U.S. dollars, and have significantly expanded our operations outside of the Euro zone, particularly in Latin America.

Item 3. Key Information	Risk Factors

We generally hedge our foreign exchange exposure, but do not cover translation risk relating to our foreign subsidiaries. Movements in exchange rates of the Euro relative to other currencies (in particular the Brazilian Real and Argentine Peso) may adversely affect our consolidated results. In particular, with respect to Argentina, we currently utilize for all purposes the official exchange rate of the Argentine Peso because it is the exchange rate that Telecom Argentina accesses for making payment to foreign creditors and for collections from foreign operators. The increasing restrictions in the exchange rates market increased the gap between the official Peso exchange rate and the implicit exchange rate, reached through the valuation of securities trading in the local market in pesos and the same ones trading in an external market in another currency. Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate against the U.S. dollar, the Euro or other foreign currencies, in such a form that it will capture partially or totally the current gap between the official exchange rate and the implicit exchange rate. A rise in the value of the Euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position.

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

Furthermore, an increase of sovereign spreads, and of the default risk it reflects, in the countries where we operate, may affect the value of our assets in such countries.

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.3186, using the last noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2012.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2008 to 2012 and for the beginning of 2013 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2008	1.6010	1.2446	1.4725	1.3919
2009	1.5100	1.2547	1.3936	1.4332
2010	1.4536	1.1959	1.3262	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013 (through April 5, 2013)	1.3692	1.2782	1.3173	1.3027

Monthly Rates	High	Low	Average(1)	At Period end
October 2012	1.3133	1.2876	1.2974	1.2958
November 2012	1.3010	1.2715	1.2837	1.3010
December 2012	1.3260	1.2930	1.3119	1.3186
January 2013	1.3584	1.3047	1.3304	1.3584
February 2013	1.3692	1.3054	1.3347	1.3079
March 2013	1.3098	1.2782	1.2953	1.2816
April 2013 (through April 5, 2013)	1.3027	1.2836	1.2884	1.3027

(1)	Average of the rates for each month in the relevant period.

The Ordinary Shares and Savings Shares of Telecom Italia trade on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Ordinary Shares and the Savings Shares and the price of the Ordinary Share American Depositary Shares (“Ordinary Share ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends are paid in euro. Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of Ordinary Share ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Ordinary Shares and Savings Shares. See “Item 10. Additional Information—10.5 Description of American Depositary Receipts”.

Item 3. Key Information	Selected Financial And Statistical Information

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data set forth below is consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008, which have been extracted or derived, with the exception of amounts presented in U.S. dollars, financial ratios and statistical data, from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS as issued by IASB and which have been audited, with respect to 2012, 2011 and 2010, by the independent auditor PricewaterhouseCoopers S.p.A., which replaced Reconta Ernst & Young S.p.A., as part of the normal required rotation of auditors. 2009 and 2008 were audited by the independent auditor Reconta Ernst & Young S.p.A.

In 2012, the Group applied the accounting policies on a basis consistent with those of the previous years, except for:

•

the early adoption, starting from the first half of 2012, of the revised version of IAS 19 (Employee Benefits), whose effects are described in “Note—Accounting Policies” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report. The early adoption of such amendments resulted in the restatement of the 2011 and 2010 separate consolidated income statements and consolidated statements of comprehensive income;

•

the new standards and interpretations adopted by the Group since January 1, 2012 (IAS 12 (Income Taxes) and IFRS 7 (Disclosures—Transfers of Financial Assets)), that did not have any effect on the consolidated financial statements at December 31, 2012.

Item 3. Key Information	Selected Financial And Statistical Information

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31
	2012(*)	2012(*)	2011(*)	2010(*)	2010	2009	2008
			(Restated)	(Restated)
	(millions of U.S. dollars, except percentages, ratios, employees and per share amounts)(1)	(millions of euros, except percentages, ratios, employees and per share amounts)
Separate Consolidated Income Statement Data:
Revenues	38,903	29,503	29,957	27,571	27,571	26,894	28,746

Operating profit (loss)	2,540	1,926	(680)	5,858	5,818	5,493	5,437

Profit (loss) before tax from continuing operations	(58)	(44)	(2,743)	4,128	4,132	3,339	2,894

Profit (loss) from continuing operations	(1,686)	(1,279)	(4,353)	3,579	3,582	2,218	2,217
Profit (loss) from Discontinued operations/Non-current assets held for sale	3	2	(13)	(7)	(7)	(622)	(39)

Profit (loss) for the year	(1,684)	(1,277)	(4,366)	3,572	3,575	1,596	2,178

Profit (loss) for the year attributable to owners of the Parent(2)	(2,145)	(1,627)	(4,811)	3,118	3,121	1,581	2,177

Capital Expenditures	6,851	5,196	6,095	4,583	4,583	4,543	5,040

Financial Ratios:
Operating profit (loss)/Revenues (ROS)(%)	6.5%	6.5%	—	21.2%	21.1%	20.4%	18.9%
Ratio of earnings to fixed charges(3)	0.98	0.98	(0.29)	2.84	2.84	2.51	2.21

Employees, average salaried workforce in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non current assets held for sale) (average number)	78,564	78,564	78,369	70,150	70,150	69,964	73,508
Employees relating to the consolidated companies considered as Discontinued operations/Non current assets held for sale (average number)	—	—	—	—	—	2,168	3,277

Basic and Diluted earnings per Share (EPS)(4):
Ordinary Share	(0.11)	(0.08)	(0.25)	0.16	0.16	0.08	0.11
Savings Share	(0.11)	(0.08)	(0.25)	0.17	0.17	0.09	0.12
Of which:
From continuing operations:
Ordinary Share	(0.11)	(0.08)	(0.25)	0.16	0.16	0.11	0.11
Savings Share	(0.11)	(0.08)	(0.25)	0.17	0.17	0.12	0.12
From Discontinued operations/Non-current assets held for sale:
Ordinary Share	—	—	—	—	—	(0.03)	—
Savings Share	—	—	—	—	—	(0.03)	—

Dividends:
per Ordinary Share(5)	0.026	0.020	0.043	0.058	0.058	0.050	0.050
per Saving Share(5)	0.041	0.031	0.054	0.069	0.069	0.061	0.061

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2012	2012	2011	2010	2009	2008
	(millions of U.S. dollars, except employees)(1)	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total assets	102,264	77,555	83,886	89,040	86,267	86,223

Equity:
Equity attributable to owners of the Parent	25,552	19,378	22,790	28,819	25,952	25,598
Non-controlling interests	4,792	3,634	3,904	3,736	1,168	730

Total Equity	30,344	23,012	26,694	32,555	27,120	26,328

Total Liabilities	71,920	54,543	57,192	56,485	59,147	59,895

Total equity and liabilities	102,264	77,555	83,886	89,040	86,267	86,223

Share capital(6)	13,982	10,604	10,604	10,600	10,585	10,591

Net financial debt(7)	38,309	29,053	30,819	32,087	34,747	34,039

Employees, number in the Group at year-end, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	83,184	83,184	84,154	84,200	71,384	75,320
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)	—	—	—	—	2,205	2,505

	As of December 31,
	2012	2011	2010	2009	2008
	(thousands)
Statistical Data:
Domestic (Italy) Business Unit
Physical accesses(8)	21,153	21,712	22,122	22,256	22,289
Of which physical accesses (retail)	13,978	14,652	15,351	16,097	17,352
Broadband accesses	8,967	9,089	9,058	8,741	8,134
Of which retail broadband accesses	7,020	7,125	7,175	7,000	6,754
Mobile lines	32,159	32,227	31,018	30,856	34,797

Brazil Business Unit
Mobile lines	70,362	64,070	51,015	41,102	36,402

Argentina Business Unit
Fixed-line network connections	4,128	4,141	4,107	4,060	4,010
Broadband accesses	1,629	1,550	1,380	1,214	1,032
Mobile lines	21,276	20,342	18,212	16,281	14,390

(*)

Starting from 2012, the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits); therefore, the comparative figures for 2011 and 2010 have been restated on a consistent basis. The adoption of IAS 19 does not have any effect on the Group’s statement of financial position other than certain reclassifications under “Equity.” Further details and the effects on the years ended December 31, 2011 and 2010 are provided in the “Note—Accounting Policies” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report. 2009 and 2008 data has not been restated for the adoption of IAS 19 as the company considered the impact immaterial.

(1)	For the convenience of the reader, Euro amounts for 2012 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2012, of €1.00 =1.3186 U.S.$.

Item 3. Key Information	Selected Financial And Statistical Information

(2)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means Telecom Italia S.p.A.

(3)

Due to the loss in 2012 and in 2011, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of 38 million euros in 2012 and 2,704 million euros in 2011 to achieve a coverage of 1:1. For purposes of calculating the ratio of “earnings to fixed charges”:

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

For the purpose of these calculations, the weighted average number of:

–

Ordinary Shares was 13,277,621,082 for the year ended December 31, 2012, was 13,264,375,078 for the year ended December 31, 2011, 13,239,883,276 for the year ended December 31, 2010, 13,220,792,908 for the year ended December 31, 2009 and 13,246,643,947 for the year ended December 31, 2008;

–	Savings Shares was 6,026,120,661 for the years ended December 31, 2012, 2011, 2010, 2009 and 2008.

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

(5)

Subject to approval, at the Annual Shareholders’ Meeting to be held on April 17, 2013, Telecom Italia’s dividend coupons for the year ended December 31, 2012, will be clipped on April 22, 2013, and will be payable from April 25, 2013.

(6)	Share capital represents share capital issued net of the par value of treasury shares.

(7)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2012—5.2.3 Non-GAAP Financial Measures”.

(8)	Physical accesses include Broadband accesses.

Item 3. Key Information	Dividends

3.4    DIVIDENDS

The determination of our future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to our earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time. As part of our 2013-2015 Plan, we announced our intention to reduce our annual dividend beginning in 2012 in order to bring it into line with our strategic priority of continuing to deleverage and reduce our net financial debt. See “Item 4—Information on the Telecom Italia Group—4.1.7 Updated Strategy”.

The following table sets forth the dividends per Ordinary Share and per Savings Share declared by Telecom Italia with respect to each of the last five fiscal years and the aggregate dividends paid in such years. Actual dividends paid are rounded to the nearest whole cent.

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)
2008	0.0500	0.0652	667.16	0.0610	0.0796	367.59
2009	0.0500	0.0619	667.16	0.0610	0.0755	367.59
2010	0.0580	0.0846	775.48	0.0690	0.1006	415.80
2011	0.0430	0.0563	575.30	0.0540	0.0707	325.41
2012(2)	0.0200	0.0261	267.59	0.0310	0.0404	186.81

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. For the year ended December 31, 2012, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on April 5, 2013.

(2)

Subject to approval at the Annual Shareholders’ Meeting to be held on April 17, 2013. Pursuant to Italian Stock Exchange rules, dividends on the Ordinary Shares and the Savings Shares are payable from the fourth trading day after the third Friday of each month, and in any case, at least four business days after the Shareholders’ Annual Meeting approving the dividends. Telecom Italia’s dividend coupons for the year ended December 31, 2012, will be clipped on April 22, 2013, and will be payable from April 25, 2013.

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

The Depositary, in accordance with instructions from Telecom Italia, will provide information to beneficial owners of Ordinary Share ADSs and Savings Share ADSs, that are considered U.S. residents for purposes of applicable law. To the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax treaty, claims for such benefits must be accompanied by the required information. See “Item 10. Additional Information—10.6 Taxation”.

Item 4. Information On The Telecom Italia Group	Business

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

4.1    BUSINESS

4.1.1    BACKGROUND

The legal and commercial name of the company is Telecom Italia S.p.A. Telecom Italia is a joint-stock company established under Italian law on October 29, 1908, with registered offices in Milan at Piazza degli Affari 2. The telephone number is +39 (02) 85951. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. number 1580695, R.A.E.E. number IT08020000000799.

Our Depositary in New York (JP Morgan Chase) is presently located at 4 New York Plaza, New York, New York 10004.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

On October 25, 2007, Assicurazioni Generali S.p.A. (“Generali”), Sintonia S.A. (“Sintonia”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca”) and Telefónica S.A. (“Telefónica”), through their wholly owned subsidiary Telco S.p.A. (“Telco”), completed the purchase of the entire share capital of Olimpia S.p.A., which held approximately 18% of the share capital, from Pirelli & C. S.p.A. and Sintonia S.p.A.

5.6% of the ordinary share capital of Telecom Italia was contributed on the same date by Mediobanca and companies of the Generali group to Telco. As of October 25, 2007, the total investment held by Telco equaled 23.595% of Telecom Italia’s ordinary share capital.

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

On February 29, 2012, Telefónica, Intesa Sanpaolo, Mediobanca and Generali entered into a new shareholders’ agreement for a period of three years on the same terms and conditions set out in the original Shareholders’ Agreement dated as of April 28, 2007 as it had been subsequently amended and supplemented (the “2012 Shareholders Agreement”).

Currently Telco interests are held by Generali (30.58%), Intesa Sanpaolo (11.62%), Mediobanca (11.62%) and Telefónica (46.18%). See “Item 7. Major Shareholders and Related-Party Transactions” for a description of the existing shareholder arrangements.

4.1.2    DEVELOPMENT

On February 8, 2013, Telecom Italia presented its 2013–2015 Plan. The 2013-2015 Plan sets out the primary strategic objective of the Telecom Italia Group over the next three years as well as a number of strategic priorities to achieve this objective. This objective focuses on continued deleveraging to reduce the Telecom Italia Group’s net financial debt.

Telecom Italia also announced its intention to revise its dividend policy in order to bring it into line with its primary strategic objective of deleveraging the Group.

For more details, please see “4.1.7 Updated Strategy”.

Item 4. Information On The Telecom Italia Group	Business

4.1.3    BUSINESS

The Group operates mainly in Europe, South America and the Mediterranean Basin.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The operating segments of the Telecom Italia Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy, Brazil and Argentina) and according to the specific businesses for the other segments.

The principal changes in the scope of consolidation in 2012 are as follows:

•	Matrix—Other Operations: the company was sold on October 31, 2012, and consequently excluded from the consolidation area.

The principal changes in the scope of consolidation in 2011 are as follows:

•	companies entering the scope of consolidation:

•

Tim Fiber—Brazil Business Unit: on October 31, 2011, we acquired a 100% stake in the company Eletropaulo Telecomunicações Ltda and a 98.3% stake in AES Communications Rio de Janeiro S.A., both telecommunications infrastructure operators in the states of São Paolo and Rio de Janeiro, now renamed Tim Fiber SP and Tim Fiber RJ, respectively. The original ownership interest in Tim Fiber RJ was subsequently increased to 99.1% and the remaining 0.9% was the object of a tender offer which was concluded at the end of February 2012 and brought the percentage interest to 99.7%. The acquisitions were carried out through the subsidiary Tim Celular S.A., into which the two companies were recently merged;

•

4GH group—Domestic Business Unit: on July 27, 2011, the 4G Holding group entered the scope of consolidation (retail sale of telephony products) following the acquisition of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.; the two companies merged in 2012;

•	companies exiting the scope of consolidation:

•	Loquendo—Domestic Business Unit: on September 30, 2011, Loquendo S.p.A. was sold and consequently exited the scope of consolidation.

For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2012—5.2.2. Reorganization of Business” and “Note—Form, Content and Other General Information” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Following is a summary description of the Telecom Italia group’s principal geographical business areas.

Domestic Business Area

Telecom Italia operates as the consolidated market leader in Italy in providing telephone and data services on fixed-line and mobile networks for final customers (retail) and other operators (wholesale). Furthermore the Telecom Italia Sparkle group operates in the international wholesale sector.

Telecom Italia is one of three mobile operators authorized to provide services using GSM 900 technology in Italy and one of three operators authorized to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS authorization and providing third-generation telephony services in Italyand it is one of the three operators that acquired a 800MHz spectrum in 2011 to provide 4G services.

At December 31, 2012 the Telecom Italia Group had approximately 14.0 million physical accesses (retail) in Italy, a decrease of 0.7 million compared to December 31, 2011. This decrease reflects a market characterized by a continuing trend of customers replacing fixed lines with mobile, resulting in a continuing fall in fixed line

Item 4. Information On The Telecom Italia Group	Business

accesses. The Wholesale customer portfolio in Italy reached approximately 7.2 million accesses for telephone services at December 31, 2012, an increase of approximately 0.1 million compared to December 31, 2011.

The broadband portfolio in Italy was 9.0 million accesses at December 31, 2012 (consisting of approximately 7.0 million retail accesses corresponding to a market share of approximately 52% and 2.0 million wholesale accesses), a decrease of approximately 0.1 million compared to December 31, 2011.

In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines at December 31, 2012 in Italy, approximately stable compared to December 31, 2011.

Brazil Business Area

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS and GSM technologies. Focus is also on continued 2G and 3G expansion while 4G roll-out begins. Moreover, with the acquisitions of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the portfolio of services has been expanded by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

At December 31, 2012, the Telecom Italia Group had 70.4 million mobile telephone lines in Brazil (64.1 million at December 31, 2011).

Argentina Business Area

The Telecom Italia Group operates in Argentina and Paraguay through the Sofora—Telecom Argentina group. In particular, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal; in Paraguay it operates in mobile telecommunications with the company Núcleo.

At December 31, 2012 the Telecom Italia Group had approximately 4.1 million fixed lines (in Argentina), 21.3 million mobile telephone lines (of which 19.0 million in Argentina and 2.3 million in Paraguay) and 1.6 million broadband accesses.

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2012

For a description of disposals and acquisitions of significant equity investments in 2012 please see “Note—Form, Content and Other General Information”, “Note—Investments in Associates and Joint Ventures Accounted for Using the Equity Method” and “Note—Other Investments” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5    RECENT DEVELOPMENTS DURING 2013

Possible integration with 3 Italia and project for the network separation

On April 11, 2013, the Telecom Italia Board of Directors examined the possible integration with 3 Italia and the progress of the project for the network separation.

Management reported on preliminary contacts with 3 Italia and its ultimate parent company Hutchison Whampoa (“HW”) on a business combination of the company with Telecom Italia, possibly via contribution in kind or merger, which the HW Group has made subject to the acquisition of an additional stake in Telecom Italia, such that the HW Group would become the leading shareholder of the Company.

The Board of Directors established a special committee, chaired by the Chairman of the Board of Directors (Director Franco Bernabè) and composed of the Lead Independent Director (Director Zingales), the Chairman of the Control and Risk Committee (Director Catania) and Directors Linares and Galateri, in order to verify within a short time the Company’s interest in carrying on such a transaction.

Moreover, the Board of Directors mandated the management to define the operational process and the feasibility of the structural separation of the access network.

For a description of other recent developments please see “Item 8. Financial Information—8.2 Legal Proceedings” and “Note—Events Subsequent to December 31, 2012” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 4. Information On The Telecom Italia Group	Business

4.1.6    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2012:

(*)

Main subsidiaries: Telecom Italia S.p.A.; Telenergia S.p.A.; Telecontact Center S.p.A., PAth.Net S.p.A.; HR Services S.r.l. and Shared Service Center S.r.l.(now Telecom Italia Information Technology S.r.l.).

(**)	With reference to the sale of La7 S.r.l., please see “Note—Events subsequent to December 31, 2012” of the Notes to the Consolidated Financial Statements included elsewhere herein.

On October 31, 2012, Telecom Italia S.p.A. completed the sale of its wholly-owned subsidiary, Matrix, to Libero, controlled by Weather Investment II S.à.r.l.. In 2012 Matrix was also moved to Other Operations and was consequently no longer part of Core Domestic in the Domestic Business Unit.

For further details about companies which are part of the various Business Units, please see Note “List of companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

For the revenues, operating profit (loss), capital expenditures and number of employees of the Telecom Italia Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.2 Results of operations for the three years ended December 31, 2012—5.2.5 Business unit financial data”.

4.1.7    UPDATED STRATEGY

Strategic Priorities and Objectives of the 2013-2015 Plan

On February 8, 2013, Telecom Italia presented its updated 2013–2015 Plan. The 2013-2015 Plan sets out the Telecom Italia Group’s primary strategic objective as well as a number of strategic priorities to achieve this objective over the next three years:

•	continued deleveraging to reduce its net financial debt, through:

–	focus on strategic markets—Italy, Brazil and Argentina—with the goal of stabilizing consolidated revenues through the contribution from Latin America;

–	technological developments in fixed-line telephony and mobile telephony in Italy, mobile telephony in Brazil and network capacity in Argentina to take advantage of growing demand for data;

–	extension and acceleration of the Group’s cost reduction policy in order to contribute to the financing of the above mentioned technological developments;

Item 4. Information On The Telecom Italia Group	Business

–	sustainable shareholder remuneration. Telecom Italia announced its intention to revise its dividend policy in order to bring it into line with the continuing policy of deleveraging the Group.

Domestic market

In the Domestic market Telecom Italia, leveraging on its fixed and mobile network infrastructure, intends to:

•	stabilize revenues;

•	defend market share on traditional services through quality of service;

•	grow innovative services leveraging on both access and applications services such as Cloud services;

•	develop UBB (UltraBroadband) networks taking into account further developments in the regulatory framework and technological changes.

Brazil

Tim Brasil’s strategic priorities are to:

•	expand its customer base through FMS (Fixed Mobile Substitution);

•	pursue high potential in mobile broadband penetration;

•	continue network evolution, mainly through the increase of coverage on 3G and the roll out of the 4G network;

•	satisfy the growing demand for Internet services, while optimizing capital expenditure.

Argentina

Telecom Argentina Group’s strategic priorities are to:

•	further build on its market share and its fixed and mobile platforms;

•	enlarge its network capacity;

•	support premium positioning on mobile to boost value added services’ revenues;

•	fully exploit the high demand for data traffic.

There can be no assurance that these objectives will actually be achieved. See “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.”.

Item 4. Information On The Telecom Italia Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the Telecom Italia Group as of April 10, 2013:

* * *

Andrea Mangoni will leave the Telecom Italia Group on April 30, 2013.

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

On October 31, 2012, Telecom Italia S.p.A. completed the sale of the company Matrix, a wholly-owned subsidiary, to Libero, controlled by Weather Investment II S.à.r.l.. In 2012 Matrix was also moved to Other Operations and was consequently no longer part of Core Domestic in the Domestic Business Unit.

The Domestic Business Unit is organized as follows as of December 31, 2012:

(*)

Principal companies: Telecom Italia S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., PAth.Net S.p.A., HR Service Center S.r.l. and Shared Service Center S.r.l. (now Telecom Italia Information Technology S.r.l.).

The principal operating and financial data of the Domestic Business Unit are reported according to two Cash-generating units (“CGU”):

•

Core Domestic: Core Domestic includes all telecommunications activities within the Italian market. Revenues are divided according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

•

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for individuals and families in the fixed and mobile telecommunications markets and public telephony;

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

•

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the Italian domestic market;

•	Other (support structures):

•

Technology & IT: services related to the development, building and operation of network infrastructures, real estate—properties and plant engineering, delivery processes and assurance regarding client services in addition to the development and operation of information services;

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

As a result of the customer centric approach, Telecom Italia utilizes a sales structure as follows for each of its customer segments:

Distribution

The sales structure is organized according to a vertical, multi-channel approach, in which different types of distribution channels are specialized for different customer segments of the market, based on clusters of customers and services. This approach enhances the focus and customization of our products.

•	Consumer

Consumer customers are now managed by several channels focused on volume and value acquisitions, including:

•

the “Push Sales Channel” consisting of an outbound telephone channel called “Telesales” with a network of approximately 18 partners having a total of 2,500 operators supported by 21 employees and the “Agent” channel made up of sales agents with a network of 40 partners with 700 sales agents assisted by 20 employees. An additional 59 employees support sales in the following Headquarters areas: Development, Coordination and Sales Management;

•

the “Pull” channel: consisting of the retail network of shops, dealers, and organized and specialized large-scale distribution, amounting to a total of approximately 6,200 retail points of sale (at December 2012). Points of sale are geographically widespread and of many different types: direct; franchisee; monobrand; multibrand; organized and specialized large-scale distribution.

In addition to these partners, distribution also is done through the “Public Telephone” channel, a network of 17 partners focused on National and International prepaid card services and associated traffic packages.

•	Business

The business distribution channels are made up of:

•	“BP—Business Partner” channel (approximately 80): a network focused on standard offers with about 1,500 agents;

•	“VAR—Value Added Reseller” channel (approximately 70): a network organized geographically focused on VAS, customized solutions and complex networks (250 agents) and on ICT (200 agents);

•	Outbound Call Center: 12 partners focused on specific canvass and loyalty activities;

•	Shops: some specific shops (approximately 3,000) offering business products and assistance (14 Key Account).

•	TOP

The Top Customers department is organized in separate units, one dedicated to Private Top Customers (Large Companies, Banks, Insurance, etc), two dedicated to the Public Sector (Public Administration, Health, etc.) and four focused on Strategic, Large and Medium Enterprises. At the end of 2012 around 640 Sales personnel and about 143 Partner (Senior Account channel) had a dedicated portfolio to supervise and develop, supported by structures focused on pre-sales (e.g. offers design) and post sales processes (e.g. assistance). The main activities include:

•	offering the whole range of services (fixed and mobile telephone, data, ICT services and products); and

•	supporting the customer and providing assistance, when required.

Item 4. Information On The Telecom Italia Group	Business Units

•	National Wholesale Services

The National Wholesale Services (“NWS”) division manages relationships with approximately 300 other telco operators, who can be both customers and competitors of Telecom Italia. These customers purchase Telecom Italia network and professional services to build services for their own customers.

In order to ensure complete management of the relationship with customers, the NWS Department is organized to cover all stages of the process:

•	analysis of technological innovation, for New Products and Service Innovation Marketing;

•	analysis of business evolution in wholesale market, for Marketing development;

•

definition of the offer for wholesale regulated services, such as Interconnection, Data Services, Access Services; the offer is developed by the marketing group according to conditions and rules set by National and European Authorities;

•	sales through direct vendors, which are supported by presales and project managers;

•	contracts definition and disputes solution through specialized personnel;

•	billing, credit and administrative activities, revenue integrity control; and

•	caring and business process reengineering.

The NWS department is set up as an independent department, which allows Telecom Italia, along with other conditions (accounting separation, compliance with the resolutions of the Authorities) to manage transparency and fairness in its relationship with other operators, as well as compliance with all regulatory requirements.

❖    CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2012	2011	2010
DOMESTIC FIXED
Physical accesses (thousand)(1)	21,153	21,712	22,122
Of which retail physical accesses (thousand)	13,978	14,652	15,351
Broadband accesses in Italy at year-end (thousand)	8,967	9,089	9,058
Of which retail broadband accesses (thousand)	7,020	7,125	7,175
Network infrastructure in Italy:
access network in copper (millions of km—pair, distribution and connection)	114.5	112.2	111.7
access and carrier network in optical fiber (millions of km—fiber)	5.7	4.6	4.3
Network infrastructure abroad:
European backbone (km of fiber)	55,000	55,000	55,000
Mediterranean (km of submarine cable)	7,500	7,500	7,000
South America (km of fiber)	30,000	30,000	30,000
Atlantic (km of submarine cable)	15,000	15,000	15,000
Total traffic:
Minutes of traffic on fixed-line network (billions):	101.8	108.9	121.5
Domestic traffic	85.9	93.3	104.1
International traffic	15.9	15.6	17.4
DownStream and UpStream traffic volumes (PBytes):	2,202	1,937	1,647
DOMESTIC MOBILE
Number of lines at year-end (thousand)	32,159	32,227	31,018
Change in lines (%)	(0.2)	3.9	0.5
Churn rate (%)(2)	26.6	21.9	22.0
Total outgoing traffic per month (millions of minutes)	3,664	3,633	3,305
Total average outgoing and incoming traffic per month (millions of minutes)	4,921	4,843	4,597
Mobile browsing volumes (PBytes)(3)	93.1	75.9	53.0
Average monthly revenues per line(4) (euro)	15.5	17.4	19.7

Item 4. Information On The Telecom Italia Group	Business Units

(1)	Total physical accesses includes broadband accesses.

(2)

The data refers to total lines. The churn rate for the whole year represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3)	National traffic, excluding roaming.

(4)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

At December 31, 2012 the Telecom Italia Group had approximately 14.0 million physical accesses (retail) in Italy, a decrease of 0.7 million compared to December 31, 2011. The Wholesale customer portfolio in Italy reached approximately 7.2 million accesses for telephone services at December 31, 2012, an increase of approximately 0.1 million compared to December 31, 2011.

The broadband portfolio in Italy was 9.0 million accesses at December 31, 2012 (consisting of approximately 7.0 million retail accesses corresponding to a market share of approximately 52% and 2.0 million wholesale accesses), a decrease of approximately 0.1 million compared to December 31, 2011.

In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines at December 31, 2012 in Italy, stable compared to December 31, 2011.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2012 that may have a significant impact on the operation of the Domestic Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

The market

The Italian telecommunications market continues to be highly competitive with significant pricing pressure, which has led to an ongoing decline in the traditional service components, particularly voice service.

In this context, the key element in the evolution of the market continues to be the increased penetration of broadband, particularly mobile, facilitated by the greater penetration of next-generation handsets.

The development of broadband has also led to an evolution of increasing competition, with greater interaction between players of different markets. This has opened the field to competition from non-traditional operators (in particular Over the Top companies—OTTs—and producers of electronic and consumer devices), as well as given telecommunication operators the opportunity to develop new “network based” services (mainly in the IT and Media fields).

For the legacy telecommunications operators, in addition to the core competition from the other traditional operators in the sector, there has been increased competition from OTTs and device producers who take advantage of their better understanding of the evolution of consumer trends, consumer electronics and software environments and who operate entirely in the digital world, basing their behavior on competition approaches that are completely different to those of telecommunications operators.

Over time, therefore, the traditional players’ business models have had to change to meet the challenges from the new entrants and to exploit new opportunities:

•

in Media, broadcasters, who are vertically integrated players, continue to dominate the scene; however, with the Web becoming increasingly important as a complementary distribution platform, they are increasingly under pressure from consumer electronics companies and OTTS;

•

in Information Technology (where Italy continues to have a level of investment relative to its GDP significantly lower than that of the United States and other European countries), the decline in revenues is driving the various players towards the cloud computing “growth oasis” as a way of protecting market shares in their respective core businesses. Telecommunications operators are expected to strengthen in this sector, including through partnerships;

Item 4. Information On The Telecom Italia Group	Business Units

•

in the Consumer Electronics market, producers can develop services that can be used through the internet, building on handset ownership and management of the user experience, loosening or breaking the relationship between customers and telecommunications operators and competing with the media and OTTs, through games consoles and set-top boxes, for the role of net enabler through the living room screen;

•	OTTs have, for some time now, been leading the transformation of the methods of use of telecommunications services (including voice), increasingly integrating them with Media and IT.

Conversely, with regard to the positioning of the telecommunications operators in converging markets, there are a number of aspects at varying levels of development:

•	initiatives involving innovative services in the IT market with the expansion of Cloud services for business and consumer customers;

•	new wireless applications such as Machine-to-Machine (MTM) and mobile payment;

•	significant presence as enablers of online digital content use on the living room screen using OTT TV multidevice solutions.

Competition in Fixed-Line Telecommunications

The fixed-line telecommunications market is characterized by the rapid decline in voice revenues due to reduction in prices and the progressive shift of voice traffic to mobile. In recent years all the operators have attempted to offset this phenomenon by concentrating mainly on the ability to innovate their offering by developing the penetration of ADSL and introducing bundled voice, broadband and services deals (double play), in a highly competitive environment with consequent pricing pressure.

The evolution of the competitive product offering has also been influenced by consolidation, among competitors, of an approach based on the control of infrastructure (above all Local Loop Unbundling—LLU). The main fixed operators are now also offering mobile services, as Mobile Virtual Operators (MVOs).

In 2012, the migration of customers from fixed-line to mobile telephony services continued, as well as the migration to alternative communications solutions (Voice Over IP, messaging, e-mail and social network chat) due to the widespread penetration of personal computers and tablets. For years, both for retail consumers and small and medium businesses, mature traditional voice services have been replaced by value-added content and services based on the internet protocol. This shift has been facilitated by the use of the internet and changes in user preferences, by the spread of broadband, personal computers and other connected devices, and by the quality of the service.

The competitive scenario in the Italian fixed telecommunications market is characterized by the presence, in addition to Telecom Italia, of a number of operators such as Wind-Infostrada, Fastweb, Vodafone-TeleTu, BT Italia that have different business models focused on different segments of the market.

At the end of 2012, fixed accesses in Italy numbered approximately 21.4 million, slightly (-3.2%) down from 2011 (22.1 million). The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share.

In the broadband market, at December 31, 2012 fixed broadband customers in Italy numbered about 13.6 million with a penetration rate on fixed accesses of about 63%.

The spread of broadband is driven not only by the penetration of personal computers, but also by the growing demand for speed and access to new IP based services (Voice over IP, Content, social networking services, online gaming, IP Centrex, etc.). In 2012, however, the slowdown in growth of the fixed-line broadband market continued, due both to a general tendency of operators to concentrate on the growth of flat-rate plans (dual play) with higher added value and to the continuing weakness of the macroeconomic environment. The decline continued in revenues from the data transmission segment, which suffered the effects of competition that has led to reduction in average prices.

Competition in Mobile Telecommunications

The mobile market, although saturated and mature in its traditional component of voice services, continues to see growth in the number of mobile lines, driven by the increase in multiSIM/multidevice customers and in

Item 4. Information On The Telecom Italia Group	Business Units

non-human lines (lines which operate with a SIM card but are not used for voice services such as an Apple iPad) (at December 31, 2012, mobile lines in Italy numbered about 97 million with growth of about 1% over 2011 and with a penetration rate of approximately 159% of the population).

Along with the progressive contraction in traditional service components, such as voice and messaging, which also reflect the increasing spread of “communication apps”, there has been significant growth in the mobile broadband market, which, in the last few years has been, and in the future will continue to be, the main opportunity for the strategic and commercial growth of the mobile telecom industry. This growth will be facilitated by the launch of Ultra Broadband fourth generation mobile phone systems.

In 2012, the growth in mobile broadband customers continued, both large and small screen, with a high penetration rate on mobile lines as a result of the increasing spread of smartphones and tablets.

Alongside innovative services that have already caught on and are under full-scale development, as in the case of mobile Apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as mobile payment.

In the Italian mobile telecommunications market, competition is dominated by Telecom Italia and also by the infrastructured operators (Vodafone, Wind, H3G) which are focused on different segments of the market or have different strategies.

In addition to these operators, the field also includes mobile virtual operators (MVO), of which PosteMobile is the most important player. These operators currently have a limited share of the market, but continue to enjoy significant growth compared to infrastructured operators.

4.2.2    BRAZIL

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS and GSM technologies. Moreover, with the acquisitions of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP (now merged into Tim Celular S.A.), the portfolio of services has been expanded by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

The Tim Brasil group’s services cover an area which includes around 95% of Brazil’s urban population. Tim Brasil group has approximately 70.4 million mobile lines which covers each of the Brazilian states and the Federal District. As of December 31, 2012, its combined penetration reached approximately 132.7% of the Brazilian population and our combined market share totaled approximately 26.9%.

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

Item 4. Information On The Telecom Italia Group	Business Units

The table below sets forth, for the periods indicated, the number of mobile lines of the Brazil Business Unit:

	As of and for the years ended December 31,
	2012	2011	2010
Number of lines at year-end (thousands)	70,362	64,070	51,015
MOU (minutes/months) (*)	135.8	128.6	116.0
ARPU (Reais)	19.1	21.4	23.7

(*)	Net of visitors.

❖	MARKETING

During 2012, Tim Brasil intensified promotional activity on voice plans and further expanded data services.

In the Consumer segment, TIM has continuously developed the Infinity and Liberty concept (prepaid and postpaid, respectively), adding the “Plano Controle” to its Liberty platform, in order to develop its own prepaid value base upon the migration to a Controle plane, boosting this segment’s profitability. The profitability increase is possible because a Controle plan has hybrid characteristics, combining postpaid and prepaid benefits, giving the liberty and convenience of a postpaid plan and also allowing customers to control their expenses, like a prepaid user.

Gross acquisitions in 2012 amounted to 37.4 million new lines compared to 39.6 million new lines in 2011, a decrease of -5.7% over the corresponding period of 2011. Net additions in 2012 amounted to 6.3 million lines compared to 13.1 million lines in 2011, a decrease of -51.8% over the corresponding period of 2011.

In the Business segment, TIM continued to enhance and differentiate its offering, maintaining an emphasis on simplified service and transparency. TIM launched a number of new products and services based on the needs of its business clients and also maintained its focus on the provision of internet solutions, providing companies of all sizes with improved unlimited internet connectivity.

Main Plans marketed are:

•

Infinity (Prepaid): customer is charged per call of unlimited duration to TIM numbers and local fixed telephones; for SMS and mobile internet services, clients are charged for day of use, and services are provided unlimitedly;

•	Infinity Tri (Prepaid in Rio Grande do Sul): customer of Rio Grande do Sul are charged per day of use for voice (to TIM numbers and local fixed telephones), SMS and mobile internet services;

•	Tim Beta (Prepaid): limited segmented plan addressed to young customers, charged per day for voice (to TIM numbers), SMS and mobile internet services;

•

Tim Liberty: customer pays a fixed monthly rate; no limits on calls to any TIM number in Brazil, without limitation as to call, or call duration. Also, they may add further benefits to this plan using the Liberty Rádios plan to talk unlimitedly to any radio user (SME), without deduction from its package of minutes; and

•

Liberty Controle: for customers that want no limits on calls to TIM numbers in Brazil, keeping bill under total control. Customers pay a fixed rate every month, no limits on calls to TIM numbers, and also receives bonus to use other types of calls/services.

In 2012, TIM improved its “Combos” offers (including minute package and handset), with focus on handsets that encourage the use of internet and value added services, as Smartphone, modems, and tablets. Combos had strong commercial appeal, either offering handsets or being associating with data offers.

TIM continued to aggressively market itself to larger companies as potential clients, offering, in addition to customized pricing plans, handset options under loan for use contracts.

Item 4. Information On The Telecom Italia Group	Business Units

❖	DISTRIBUTION

Tim Brasil’s services are marketed through the largest distribution network in Brazil, with over 10,000 points of sale, among premium stores and dealers (exclusive or multi-brand), in addition to relying on the distribution capacity of a number of major retail chains. Tim Brasil’s prepaid service customers rely, in addition to traditional points of sale, on alternative recharge channels, such as supermarkets and newsstands, totaling about 470,000 points spread all over Brazil. Sales of Tim Brasil’s products and services are offered by Tim Brasil’s sales personnel, as well as by authorized dealers. Most devices are sold on credit card and in 12 installments.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments which occurred in 2012 that may have an economic impact on the Brazil Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

At the end of 2012, the Brazilian mobile market reached 261.8 million lines. This is 8.1% more than at the end of 2011 and a penetration of 132.7% of the population (123.9% in 2011). Net total line increases in 2012 was 19.5 million lines, 19.7 million fewer net lines than in 2011.

4.2.3    ARGENTINA

The Telecom Italia Group operates in the fixed and mobile telecommunications sector in Argentina mainly through Telecom Argentina and Telecom Personal (thereafter Personal), respectively, as well as mobile telecommunications operations in Paraguay through Núcleo. In particular, Telecom Argentina is one of the largest private-sector companies in Argentina. Telecom Argentina has a non-expiring license to provide fixed-line telecommunications services and also provides other telephone related services such as international long-distance service, data transmission, IT solutions outsourcing and Internet services. Personal has a non-expiring licence to provide mobile services in Argentina and Núcleo has a renewable license to provide mobile services in Paraguay.

(*)	Holding companies.

(**)	Non-operating companies.

Telecom Argentina’s business strategy is focused on increasing its profitability and maximizing value generation for its customers, shareholders, employees and the broader community it serves. In order to promote the achievement of its goals in a sustainable and consistent manner, the Argentine Business Unit develops business plans according to the market and macroeconomic environment and invests in products and services innovation aimed at improving its customers’ user experience by adding content, interactivity and convenience to communication.

Item 4. Information On The Telecom Italia Group	Business Units

In fixed services, the growth was led by the increase in the Broadband business, as a result of a 5% increase in Internet accesses (reaching 1.6 million accesses as of December 31, 2012) and an 18% increase in the Broadband ARPU (access+ISP) compared to 2011. Fixed lines remained at 4.1 million as of December 31, 2012, the same level as at December 31, 2011.

In the mobile business, the Personal customer base increased by 0.8 million in 2012 reaching 19.0 million lines as of December 31, 2012 (of which 33% are postpaid contracts). At the same time, ARPU increased approximately 12% over the prior year. A large part of this growth can be traced to value-added services which, on the whole, accounted for approximately 53% of Personal mobile service revenues in 2012. Additionally, Personal successfully implemented number portability in 2012. Due to, among other things, enhanced retention efforts, number portability has so far not had any significant impact on Telecom Personal’s revenues.

In Paraguay, Núcleo’s customer base grew by about 7% over the prior year reaching 2.3 million lines at year-end, of which 19% were postpaid.

The table below sets forth certain operating data for the Argentina Business Unit as of and for the years ended December 31, 2012, 2011 and 2010:

	As of and for the years ended December 31,
	2012	2011	2010
Number of fixed lines (thousands)	4,128	4,141	4,107
ARBU (Average Revenue Billed per User) (Argentine pesos)	48.2	45.7	42.8
Telecom Personal mobile lines (thousands)	18,975	18,193	16,333
MOU Telecom Personal (minutes/months)	99	99	102
ARPU Telecom Personal (Argentine pesos)	57.7	51.4	44.4
Nucleo mobile lines (thousands)(*)	2,301	2,149	1,878
Broadband accesses (thousands)	1,629	1,550	1,380
ARPU (Argentine pesos)(**)	102.3	87.0	76.1

(*)	Wimax lines included.

(**)	The calculation method was updated in order to exclude, from the customer base, the internet sticks sold to customers who already have ADSL access.

❖	MARKETING

Fixed Services

The residential fixed line business grew moderately in voice services based on the increase in the sale of subscription plans with monthly charges and the sale of supplementary services. Telecom Argentina has concentrated its efforts on satisfying its customers access demand, and increasing the ARBU (Average Revenue Billed per User). Regarding voice Value-added Services (VAS), focus was placed in the sale of VAS package offers and line maintenance service. Additionally, the portfolio of “Aladino” handsets was expanded.

In the Internet business, the leadership of the brand “Arnet” was based on effective communication with differentiated offers by segment and competitive prices. Also, the portfolio of access speeds available to customers was expanded during the year. With respect to VAS on broadband access, during 2012 focus was placed to increase the penetration of VAS by the expansion of the service portfolio such as: offers that combine mail, calls and Internet; Arnet Móvil (which provides access to Internet through the Personal 3G network) and Arnet Play (a video-streaming service for residential customers).

Corporate segment continued its strategy of providing converged solutions that integrate voice, data, Internet, multimedia, ICT, data centers and applications.

Item 4. Information On The Telecom Italia Group	Business Units

Mobile Services

Product and service offers developed during 2012 were focused on increasing customer acquisition and loyalty since the implementation of number portability in March 2012. With respect to high value customers, Personal continued to expand its portfolio of plans, adding a benefit that allows unused minutes during one month to be used in the next month and by launching innovative handsets. Also, Personal continued with the strategy of recharge benefits and differential benefits for members of Club Personal, Personal’s loyalty program. Additionally, the benefit “Grupo Familiar” was launched, which is available for all lines belonging to the same family, by enabling them to talk and send SMS for free between themselves. Finally, Personal continued offering unlimited Internet per day (US$1 per day), a disruptive offer that allowed Personal to be considered as the industry benchmark.

With respect to Núcleo, during 2012 new packaged offers of voice, messages and data for the prepaid segment, and tailored plans for postpaid and Plan Control segments were launched. In addition, Núcleo consolidated its leadership in mobile Internet based on packaged offers for prepaid customers, at competitive prices. At strategic level, Núcleo performed retention and loyalty actions for high value customers, mainly through a major campaign to replace handsets. Finally, in the fourth quarter of 2012 Núcleo focused its actions in connection with the implementation of the number portability, assuming the role of educating the market regarding the benefits of portability.

❖	DISTRIBUTION

During 2012, Arnet continued with multimedia communication campaigns that further served to strengthen brand positioning. With respect to web sites, their main target was to become a channel for the exploration of Telecom Argentina products and services and for the improvement of the relationship with its customers. The web sites focused on communicating in real time all the brand offers, creating a digital experience with both Arnet (Internet products and services) and Telecom (voice products and services) products, and enriching customer self-management. In this regard, during November 2012 “Mi Cuenta” (My Account) was launched, a web site that allows clients to view information and perform several tasks in a simple way.

During 2012 Personal’s sales offices strengthened its model of management, with a focus on client counseling and education based on the sale of value added products, handsets upgrade and improved technology.

In addition, Personal opened new sales offices with a renewed design nationwide and the restyling, expansion and relocation of certain existing offices. The direct sale channel reinforced the comprehensive customer care to high-value customers, while the indirect sale channel “Agents” continued to increase, mainly based on the sale of VAS and smartphones.

Also, during 2012, Núcleo promoted self-management by its clients through the launch of the web portal “My Personal World” and by nontraditional channels such as social networks, SMS, chat and email.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments on the Argentina Business Unit which occurred in 2012, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

The telecommunications markets in Argentina and Paraguay continue to show strong demand for new services and higher access speed in a fiercely competitive environment in the different business segments.

Specifically, in the mobile segment in Argentina, Personal is one of three operators offering services at the national level and competes with Claro (America Móvil group) and Movistar (Telefónica group). Following the introduction of number portability in 2012 competition has intensified. The acquisition and retention of high-value customers will continue to be central to Personal’s strategy, which intends to lend support to mobile use through the launch of new products and services that not only enable retention of existing customers, but also put Personal in the position of being the preferred operator in the mobile sector in Argentina.

Item 4. Information On The Telecom Italia Group	Business Units

In Paraguay, Núcleo, operates in a market featuring strong competition, especially since the implementation of number portability in Paraguay in November 2012. Its main competitor is Tigo (Millicom group).

In the broadband segment, the Argentina Business Unit operates through the Arnet brand and its competitors are mainly ADSL Speedy (Telefónica group), Fibertel (Clarín group), which offers broadband access services using cable modems, and Telecentro, which offers triple play plans.

4.2.4    MEDIA

On May 9, 2012 the Board of Directors of Telecom Italia Media approved the decision of the Board of Directors of Telecom Italia S.p.A. to start the process of selling the Media segment. As a result, in May 2012, a corporate restructuring was initiated, which resulted in the establishment of La7 S.r.l., a wholly-owned subsidiary of Telecom Italia Media S.p.A. With effect as of September 1, 2012, the television assets became part of this new company, through the contribution of a business segment by Telecom Italia Media S.p.A.

Following completion of the above restructuring, the Telecom Italia Media group is now organized into the following operating units:

–	La7: includes the Telecom Italia Media’s operations relating to the television broadcasters La7 and La7d and the Multimedia/Web area (La7.it and La7.tv) and is being sold;

–

MTV group: includes the operations of MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasters MTV and MTV Music, the 360° Playmaker production unit, the production of multimedia musical platforms and satellite channels, in addition to MTV Mobile and Digital (Web);

–

Network Operator (TIMB): includes the operations of Telecom Italia Media Broadcasting relating to managing the digital broadcasting networks of La7 and MTV and the Digital Multiplex channels operated by the Group, in addition to accessory services and radio and television broadcasting platforms offered to Group companies and third parties.

As of December 31, 2012, the Business Unit was organized as follows:

The table below sets forth, for the periods indicated, certain statistical data of the Media Business Unit:

	As of and for the years ended December 31,
	2012	2011	2010
La7 audience share Free to Air (average during the period, in %)	3.5	3.8	3.1

Gross advertising revenues (millions of euros)	225	242	208

At December 31, 2012, the three Digital Multiplexes of Telecom Italia Media Broadcasting cover 94.9% of the Italian population.

Item 4. Information On The Telecom Italia Group	Business Units

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2012 that may have an economic impact on Media Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

4.2.5    OLIVETTI

The Olivetti group mainly operates in the manufacture of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

The Business Unit’s markets are mainly in Europe, Asia and South America.

Effective January 1, 2012, the contact center business and resources of Advalso S.p.A. were sold to Telecontact Center S.p.A. (a subsidiary of Telecom Italia—Domestic Business Unit), under the project aimed at unitary management—under the control of Telecontact Center—of the call center activities conducted in the Telecom Italia Group. Moreover, on June 13, 2012, the shareholders’ meeting of the subsidiary Olivetti I-Jet S.p.A. approved the wind-up of the company.

As of December 31, 2012, the Olivetti Business Unit was organized as follows (the main companies are indicated):

❖	COMPETITION

Competition continues to have an adverse effect on Olivetti revenues. It resulted in lower prices for many products and services reflecting a market subject to significant price pressure. This is also attributable to customers having reduced their IT budget.

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

The European Commission began liberalizing the telecommunications market to competition in the late 1980s and early 1990s. In Italy, as well as in all the main EU Member States, liberalization opened up competition of public voice telephony and public network infrastructure in 1998.

The need for a revision of the 1998 framework emerged from the growing convergence between telecommunications, broadcasting and information technology. A new EU Regulatory Framework (consisting of five Directives: the framework; access and interconnection; authorization; the universal service and users’ rights; privacy and data protection directives) was adopted in 2002, regulating all forms of fixed and wireless telecommunications, data transmission and broadcasting.

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

The EU legal framework was revised in November 2007, with the aim of defining a new European regulatory framework for the sector.

The revision of the framework established a set of rules composed of the “Better Regulation Directive” (Directive 2009/140/EC, amending the “Framework”, “Access” and “Authorisation” directives) and the “Citizens’ Rights Directive” (Directive 2009/136/EC amending the “Universal Service” and “E-Privacy” directives and the Regulation 2006/2004 on Consumer Protection Cooperation) to be transposed into national laws of the 27 EU Member States by May 25, 2011 and by the Regulation—which was directly applicable—establishing the new European Telecoms Authority BEREC”. The new EU telecoms rules were officially adopted on December 18, 2009.

Item 4. Information On The Telecom Italia Group	Regulation

The revised directives were transposed into the Italian legal framework by means of the “Legge Comunitaria 2010” which was published in the Italian Official Journal on January 2, 2012; the Italian Government was delegated the authority to adopt (within three months) measures aiming at transposing the revised directives. The Legislative Decrees of May 28, 2012 (n. 69 and 70) transposing the EU 2009 regulatory framework entered into force on June 1, 2012.

Telecommunication Regulatory Framework in Italy

The legal basis for the electronic communications sector in Italy is as follows:

(i)

Law 36 of February 22, 2001 aimed at protecting the population from the effects of the exposure to electric, magnetic and electromagnetic fields and Prime Ministerial Decree (Decreto del Presidente del Consiglio dei Ministri—DPCM) of July 8, 2003, which sets up “Exposure limits, attention values and quality goals to protect the population against electric, magnetic and electromagnetic fields generated by frequencies between 100 KHz and 300 GHz”;

(ii)	the “Electronic Communications Code” (“ECC”), which transposed into national law the EU Access, Authorisation, Framework and Universal Service directives;

(iii)	“Data Protection Code”;

(iv)

the “Consolidated Law on Radio-Television” containing the principles regulating the organization of radio-television system and its convergence with different means of interpersonal and mass communications;

(v)	the “Consumer Code”;

(vi)

Legislative Decree October 3, 2006, n. 262 which contained “Urgent measures regarding tax and financial issues” and, partially amended the sanctions’ regime set by the ECC by introducing further examples of administrative offences, a generalized increase in the fines for each sanction and the elimination of the partial cash settlements of fines;

(vii)

Decree Law January 31, 2007, n. 7 containing urgent measures for the protection of consumers, for the promotion of competition, for the development of economic activities. The above mentioned law impacts the electronic communications sector by prohibiting top-up charges and the expiration of phone traffic for prepaid phone cards;

(viii)

Legislative Decree May 30, 2008, n. 109 transposing into national law the EU Directive 2006/24/EC on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks;

(ix)	Law June 18, 2009, n. 69 providing measures to simplify the procedures for the installation and development of optical fiber networks (Article 1 “Broadband”);

(x)

Decree Law July 6, 2011, n. 98, enacted by Law July 15, 2011, n. 111 further simplifying the procedure for the installation of small mobile equipment (0.5 sq. radiator area) and low power equipment (7 watt);

(xi)	the 2011 Budget Law (Law December 13, 2010, n. 220), regulating the procedures for the issue of 800, 1800, 2000 and 2600 MHz frequencies’ rights of use;

(xii)

Decree Law October 18, 2012 n. 179 (enacted by Law December 17, 2012 n. 221) providing for further broadband network funding to cancel the digital divide, measures to accelerate the roll-out of mobile fourth generation networks and administrative simplifications for optical fiber layout;

(xiii)

Decree Law February 9, 2012 n. 5 (enacted by Law April 4, 2012 n. 35) imposing on Telecom Italia two further obligations: a) the disaggregation of maintenance costs for lines in unbundling; and b) the possibility for OLOs to buy ancillary services from third parties;

(xiv)

the 2013 Budget Law (“Legge di Stabilità 2013”) modifying art. 96 of the Italian Communication Code regarding mandatory services required by public authorities to telecom operators for crime prevention and punishment purposes.

Item 4. Information On The Telecom Italia Group	Regulation

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

At the beginning of 2008, Telecom Italia created its Open Access department, a separate business unit focusing its activities on the implementing the Undertakings. To ensure equal treatment for its own retail divisions and those of the Operators (“internal-external equal treatment”), Telecom Italia undertook a set of activities focused on three main areas:

•	technical-organizational domain: solutions for the improvement of internal delivery processes and to assure that SMP services were adopted;

•	cultural-behavioral domain: a Code of Conduct has been adopted and intensive training activities have been carried out in order to spread the principles of internal-external equal treatment; and,

•	economic-regulatory domain: service contracts were drafted and transfer charges adopted to implement equality of economic treatment.

The implementation of the Undertakings, their complexity and their impact on the stakeholders’ system, required the creation of a governance system. In particular, the following bodies were set up: an independent body (the “Supervisory Board”) and the AGCom Undertakings’ Monitoring Group for the monitoring of the work in progress (“GMI”) and the Italian Office of Telecommunications Adjudicator (“OTA Italia”), whose mission is to prevent and settle disputes amongst Operators and the Next Generation Network Committee submitting possible solutions to technical, organizational and economic issues raised by the transition to the Next Generation Network.

In November 2011, three years after the formalization of the Undertakings AGCom recognised that Telecom Italia had fully implemented all the Undertakings and terminated certain proceedings against Telecom Italia that were suspended following the approval of the Undertakings.

Item 4. Information On The Telecom Italia Group	Regulation

At the end of 2012, 45 Operators had joined in the “New Delivery Process” (“NDP”) for Bitstream, 17 Operators for “Local Loop Unbundling” (“LLU”) and 12 Operators for “Wholesale Line Rental” (“WLR”).

GMI continues to monitor the implementation of the Undertakings.

After the AGCom’s positive assessment and the notification to the European Commission, the access network operational separation model adopted by Telecom Italia can be considered a new European regulatory model and a viable alternative to the Access Network Functional Separation adopted by British Telecom (Open Reach).

Telecom Italia’s Operational Separation model will further continue to ensure quality of treatment (both in economic and technical terms), the promotion of an “Equivalence Culture”, through personnel formation programs, and transparency to alternative network operators (AltNets) for both Copper and Fiber Access Network.

In July 2012, Telecom Italia submitted to AGCom the undertakings to be applicable to new generation access network services.

Market analyses

Following a first round (2006-2007) and a second round (2008-2009) of market analyses, in December, 2010, AGCom started the third round of market analyses reviewing the mobile termination market to define the relevant market, identifying SMP Operators and setting regulatory obligations on SMP Operators. The final decision was published on November 2011 containing the new glide path for Mobile Termination Rates (“MTRs”) for the period from July 1, 2012 to July 1, 2013. With respect to fixed markets, the third round of market analysis on wholesale and retail access markets was launched in September 2012.

The main developments regarding markets in the electronic communications sector that occurred in 2012 and in the first quarter of 2013 are described below.

•	Retail-fixed markets

As a result of the first round of fixed retail market analyses, AGCom identified Telecom Italia as SMP operator and imposed regulatory obligations, including a price cap mechanism and price control.

In particular, the relevant retail fixed regulated markets included: access to the public telephone network provided at a fixed location for residential and business customers (markets 1 and 2); local, national and fixed-mobile services markets—retention component only—for residential and non-residential customers (markets 3 and 5, removed from the revised 2007 Recommendation); international telephone services, for residential and non-residential customers, provided at a fixed location (markets 4 and 6, removed from the revised 2007 Recommendation); leased lines market (market 7, removed from the revised 2007 Recommendation).

At the end of 2009, AGCom concluded the second round of assessment of the international calls market and of the minimum set leased lines market and deregulated both markets withdrawing all ex ante obligations on Telecom Italia starting from 2010.

In 2010 AGCom concluded the second round of market analysis of the national retail fixed voice services. As a consequence, AGCom decided to withdraw all regulatory obligations starting from six months after the publication of its final decision. In the transitional six-month period (until January 12, 2011), AGCom maintained the obligation of prior notification of new tariffs. Since January 12, 2011 Telecom Italia has been allowed to fix retail tariffs without prior notification to or approval by AGCom.

In September 2010, AGCom set new rules for the assessment of Telecom Italia’s retail offers, including non-standard offers (public tender and tailored top business offers) and bundles (multiple-play offers). The new price test methodology is based on a replicability test developed on the basis of the following key principles: (i) a single replicability test valid for offers commercialized in different (both traditional and innovative) contexts, reference to the most efficient technology and network architecture that could be used by AltNets to replicate Telecom Italia’s offers and, hence, to a combination of wholesale inputs (ULL, WLR, bitstream, etc.); (ii) the evaluation of network and downstream AltNets’ costs on the basis of avoidable or long run incremental costs;

Item 4. Information On The Telecom Italia Group	Regulation

(iii) application of the price test to the whole bundle, taking into account the overall cost of provisioning without considering whether each component of the bundle may be replicated by an alternative operator; (iv) ad hoc assessment of offers within tenders, taking into account the most efficient network architecture that could be used by AltNets to compete in a specific context. Following the publication of the AGCom document “Circolare Attuativa” (July 8, 2011), Telecom Italia asked for its revision. AGCom started a preliminary investigation and, in June 2012, rejected Telecom Italia’s requests, stating that its on-going practice allowed the resolution of the critical procedural aspects claimed by Telecom Italia.

In 2012, Telecom Italia introduced a set of measures to simplify the tariff structure of the basic offers for both consumer and business customers. The last step of this simplification path is the new pricing schemes that Telecom Italia introduced early in 2013. For business customers, starting from January 1, 2013, the basic offer will consist of a single charge for all national calls, a price reduction for fixed-to-mobile calls and a change in the connection fee. For the consumer customers’ basic offer, starting from April 1, 2013 Telecom Italia introduced price simplification based on the introduction of a single price for all national and fixed-to-mobile calls, a change in the connection fee and the introduction of a discount equal to 50% for all national calls lasting more than three hours (the pricing is per 60 seconds’ telephone fees charged in advance). The tables below summarize the standard offers schemes described above:

Business prices (VAT not included)

€cent/minut (VAT not included)	Previous prices	New prices
	(until 12/31/2012)	(from 01/01/2013)
Local	1.0	0.0
National	7.0	0.0
Fixed-Mobile (TIM, Vodafone, Wind, Tre, etc.)	8.0	3.0
Set up fee	10.0 €cent	20.0 €cent

Consumer prices (VAT included)

€cent/minut (VAT included)	Previous prices	New prices
	(until 03/31/2013)	(from 04/01/2013)
Local and national	1.90	5.0(*)
Fixed-Mobile (TIM, Vodafone, Wind, Tre, etc.)	9.0	5.0
Set up fee	7.94 €cent	5.0 €cent

(*)	Over 3 hours/ month, 50% discount.

With respect to the retail access market, AGCom reduced regulatory constraints removing, starting from 2010, the price cap mechanism used to control residential and business subscriber monthly fees, now subject only to a price test (see above for details), in order to ensure replicability by an efficient operator. At the same time, AGCom maintained the obligation to notify prices and conditions 30 days in advance of the commercial launch (instead of the previous 60 days), but a clause of “tacit approval” at the end of the notice period was introduced. As for bundling services, the previous prohibition has been withdrawn as a consequence of the increased demand for Telecom Italia’s WLR offer.

Starting from April 1, 2013, an increase of the RTG consumers monthly fee entered into force (from €16.6/month, VAT included, to €17.40/month, VAT included) to adjust the fees for inflation; prices of the ISDN monthly fee and of all business connections’ monthly fees have not been changed. Starting from April 1, 2013, Telecom Italia also introduced a single fee for the resolution of the contract after the first 12 months. This fee applies to all customers (consumer and business), whenever the resolution of the contract is not due to Telecom Italia. Such a fee was reduced from €48.40 or €60.50 VAT included (respectively for the single line/ADSL for anticipated or contextual resolution of the contract fee of both service components) to €34.90 VAT included.

With the aim to ensure the start-up of Telecom Italia’s commercial optical fiber retail offers, pending the implementation of NGA regulation (see the “Wholesale fixed markets” paragraph for further details), AGCom authorized (in December 2012) Telecom Italia to launch NGAN retail offers in areas where NGAN services were already offered by other operators. It provided that: (i) the service should be offered only in towns where

Item 4. Information On The Telecom Italia Group	Regulation

comparable offers by other alternative operators were already in place (Milan, Rome, Turin, Bologna, Genoa, Naples and Bari); (ii) the maximum number of Telecom Italia connectable customers’ premises should be of 40,000 units; and (iii) wholesale ultra broadband offers shall be provided at prices based on the retail price reduced by a given percentage in the ranges of 20%-30% (retail minus approach). After 60 days from the approval of the new NGA wholesale offers, Telecom Italia may launch offers not limited by the above restrictions.

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

As a result of market analyses, AGCom in 2006 imposed on Telecom Italia, as SMP operator, regulatory measures including price control in the form of a network cap (except for the wholesale broadband access market).

The network cap mechanism was applied to calculate the prices of wholesale call origination, termination and transit services and of unbundled network-access services (i.e. Local Loop Unbundling and Shared Access). This mechanism was also applied to circuits, with the aim of ensuring that cost orientation is used to calculate the prices of the termination and long-distance circuit segments.

Following the conclusion of the second round of market analyses of the wholesale access market, in December 2009, AGCom confirmed the current regulatory regime applicable to wholesale access obligations on copper infrastructure (unbundling and bitstream), whereas, with regard to price setting, for the period May 1, 2010 to December 31, 2012 a network cap mechanism based on a Bottom-Up Long-Run Incremental Cost (“BU-LRIC”) model was re-introduced. Following the adoption of the above-mentioned cost model, in November 2010 AGCom set new wholesale rates for the following wholesale services: unbundling, bitstream and WLR and the value of weighted average cost of capital (“WACC”) related to wholesale access services to be applied from May 2010 to December 2012. The WACC was set at a value equal to 9.36%. AGCom set the following LLU monthly fees: €8.70/month as of May 1, 2010; €9.02/month as of January 1, 2011; and €9.28/month as of January 1, 2012. The increases in the LLU monthly fee and in other wholesale services for the 2011-2012 periods were, however, conditioned on the assessment, by AGCom, of the parameters related to network quality improvement and to the updating of Telecom Italia’s access network. Following evaluation by an external auditor, AGCom’s assessments were positive and, therefore, Telecom Italia was allowed to increase the intended wholesale prices.

Referring to the WLR service, AGCom required Telecom Italia to provide the service, only in the areas where disaggregated access services are not offered. The price for the service was calculated according to the network cap method, for the period from May 1, 2010 to December 31, 2012, based on a BU-LRIC model (see above), instead of the previous retail-minus regime. However, at the end of May 2012, AGCom approved the 2012 WLR Reference Offer with reference to the technical conditions launching a public consultation at national level on the WLR monthly fee. The above procedure did not imply any market analysis in contrast, according to Telecom Italia, to the regulatory certainty principle. In this procedure, AGCom proposed a monthly rental fee equal to €11.90/month which should be applied from June 1, 2012 versus the €12.88/month previously established. The AGCom introduced this reduction on the basis of new market conditions which would make the AltNets’ retail offers based on WLR (in areas not suitable for LLU) non-profitable. In addition to AGCom failing to utilize proper market analysis in establishing the amendment of the 2012 WLR monthly rental mentioned above, Telecom Italia reiterated to AGCom the non-existence of competitive issues in the areas not suitable for LLU, in the light of the fact that, despite a decline in the fixed line market, the WLR service availability was continuously increasing. At the end of December 2012, AGCom with Decision 643/12/CONS set a monthly rental fee equal to €11.70/month to be applied from June 1, 2012.

In September 2012, AGCom launched the third round of market analysis on wholesale and retail access markets. As a result, a new network cap for wholesale access services over copper was supposed to be set for the 2013-2015 period. However, the decision aimed at defining the new network caps obliged AGCom to impose on Telecom Italia the obligation to breakdown the costs of maintenance services for the supply of LLU lines and the

Item 4. Information On The Telecom Italia Group	Regulation

acquisition of maintenance services from third parties. However, AGCom itself underlined—within the above decision—that the EU Commission had formally opened an infringement procedure against Italy, in relation to the possible breach of the Framework Directive (July 2012) since the abovementioned law violates the autonomy and independence of the National Regulatory Authority. On February 21, 2013, the European Commission issued a reasoned opinion in which it considered this matter the comments received from the Italian Government as unpersuasive. As a consequence, the Italian Government shall, within two months, comply with the EU reasoned opinion and change the law accordingly. The Italian Government preliminarily discussed in March 2013 and is going to approve—within the decree law aimed at transposition in the Italian framework the EU rules (“Legge Comunitaria 2013”)—a specific provision aimed at withdrawing the AGCom obligation to impose on Telecom Italia the disaggregated offer for its LLU ancillary services independently of its autonomous decision based on a market analysis procedure. The formal approval of this law by the Italian Parliament is expected to end the infringement procedure by the European Commission.

Pending the conclusion of the third round of market analyses on the wholesale and retail access markets, AGCom extended the economic conditions of the wholesale access services published in the Reference Offers approved for the year 2012(LLU, Bitstream and WLR services).

However, on December 20, 2012, following the request by the European Commission to make the cost positioning between the LLU, WLR and Bitstream fixed line wholesale services consistent, the Authority launched two public consultations on the 2013 pricing of WLR services and of Bitstream services, anticipating the results of the analysis to be carried out during the third round of market analyses in the retail and wholesale access markets up to 2013. In particular, AGCom proposed the reduction of 2013 Naked Bitstream access monthly fee from 19.50 € to 17.50 € (-10.3%) while confirming the analogue WLR monthly fee (11.70 €) set for the period June-December 2012. As to LLU, on March 27, 2013 a public consultation was opened aimed at defining 2013 prices. Following the above public consultation the new prices for shared access, sub-loop unbundling as well as a first increase of WACC will also be defined. In particular, AGCom decided for submit for public consultation the following ranges of prices related to the monthly rental fees: 8.62 € - 9.25 € for LLU (9.28 € in 2012), 5.75 € - 6.17 € for sub-loop unbundling (6.19 € in 2012) and 0.79 € - 0.96 € for shared access (1.35 € in 2012), including a WACC value of 9.83% (currently at 9.36%). As a consequence, due to the above, the third round of market analyses on the wholesale access market will focus on setting prices and WACC value for the 2014-2016 period (instead of the 2013-2015 period).

In the meantime (March 25, 2013), the Council of State granted the requests filed by Eutelia and WIND, and issued a decision on the 2010-2012 market analysis setting the fees for WLR and Naked Bitstream services. The Council of State focused on the AGCom decision to anchor the network cap mechanism for the above mentioned fees on a retail minus method rather than on a cost orientation one, stating that the decision lacks proper ground and rationale. AGCom has to issue a new statement; however the new decision may not necessarily be different from the previous one, i.e. AGCom can confirm the previous decision providing a more sound legal and economical ground.

In order to complete the NGAN set of rules published, in February 2012, AGCom opened three proceedings aimed at introducing: 1) a cost model for the pricing of passive and active wholesale services and the definition of the so called “NGAN competitive areas” where price of fiber based bitstream and virtual access services are not subject to the cost orientation obligation; 2) potential regulatory amendments of the copper sub-loop unbundling service in light of the possible introduction of the vectoring technology on “Fiber To The Cabinet—Very High-speed Digital Subscriber Line” (“FTTCab-VDSL”) accesses; and 3) the perspective enforcement of symmetric obligations on all operators, for the access to fiber vertical wiring and to building connection segment. In February 2013, the foregoing proceedings were included in the 3rd round market analysis procedure on wholesale and retail access markets while on March 28, 2013 a new public consultation was opened on symmetric regulation for the access to fiber vertical wiring and to building connection segment.

On February 28, 2013, AGCom approved with modifications Telecom Italia’s first NGA Reference Offers for passive infrastructure access and wholesale broadband access. For 2012 AGCom approved, among other things, lower than initially proposed monthly fees for the new local level Ethernet bitstream access product (VULA). In details, the monthly rental for VULA over FTTC (30/3 Mbps, naked access) was set at €21.51 (Telecom Italia’s initial proposal €31.01 with a reduction of -31%) and for VULA over FTTH (100/10 Mbps) was set at €24.90 (Telecom

Item 4. Information On The Telecom Italia Group	Regulation

Italia’s initial proposal €38.00 with a reduction of -35%). With respect to the hi-house fiber wiring, actual bottleneck of the NGA distribution network, the monthly rental fee was set at €5.96 compared with the Telecom Italia’s proposal equal to €9.50 (with a reduction of -37%).

With respect to migration between operators, AGCom revised fixed-line customer migration rules, substantially reducing the processing times (reduced to five days as of March 2010) for the donating operator to verify the recipient’s migration request (so called “Phase II”). Moreover, in cases where migration is not requested, the user will have the right to restore, free of charge, the previous configuration within five working days. Furthermore, in order to prevent the activation of services not requested by retail customers fixed-line operators introduced (starting from February 2011) an individual security code provided to the customer when they sign the contract for the access service. Finally, with Decision 62/11/CIR, published on July 2011, the daily capacity of each operator for the migration order management has been increased by 60%.

The regulatory framework should gradually reduce the above-mentioned timeframe.

With reference to fixed call termination and origination, in April 2011, AGCom approved fixed interconnection charges from July 1, 2011 to the end of 2013 (prices provided for call origination were set equal to the ones for call termination). In particular, with respect to fixed termination rates (FTRs) of both Telecom Italia and AltNets having SMP, AGCom set 2011 prices at the same level as 2010, therefore maintaining AltNet’ asymmetric prices equal to Telecom Italia’s termination charge for the SGT level. Moreover, AGCom deferred to 2012 the application of symmetric termination fares, equal to Telecom Italia’s tariff at local exchange level (SGU), among the AltNets and Telecom Italia itself. AGCom, finally, decided that, starting from 2013, only IP termination would be regulated, with a single symmetric tariff for Telecom Italia and for other fixed network operators, resulting from the BU-LRIC model to be developed consistent with EU Recommendation 2009/396/EC on termination rates. In 2012, AGCom, approved Telecom Italia’s reference offer for fixed services offered in TDM mode, setting a value of € cent 0.272/min for local level (SGU) termination. Moreover, on October 31, 2012, Telecom Italia published its reference offer for the year 2013 for interconnection services in both TDM and IP technology in line with the applicable regulatory framework so that the tariffs for IP termination service were regulated while TDM services were provided on commercial basis. Following a public consultation, in January 2013, AGCom notified to the European Commission the IP interconnection glide path for the 2012–2015 period, setting the origination service trend separated from the termination one; previously a unique value was applicable to both the origination and termination services AGCom proposes to apply a glide path until January 1, 2015 in order to allow operators to reach the efficiency required by the application of the pure LRIC model; only starting from that date will tariffs defined through a pure BU-LRIC model be applied to fixed termination rates. With a letter dated February 7, 2013, the European Commission opened a Phase II investigation into the fixed IP termination rates proposed by the Italian regulator, because the fully cost oriented rate (€cent 0.043/min) based on a bottom-up pure long run incremental cost (pure LRIC) model would not be reached before January 1, 2015 contrary to the Commission’s guidelines. The Commission’s Phase II investigation suspended the adoption of AGCom’s draft measure on IP FTRs for three months. In the meantime, due to the delay in setting the technical specifications of IP interconnection the migration towards IP could not be achieved by 2012 as envisaged by AGCom. The “specifica tecnica ST769” was published on MiSE’s website only on January 8, 2013. As a consequence, the Authority launched a public consultation to set regulated rates for TDM services for the year 2013.

The legal dispute over fixed termination prices’ asymmetry between Telecom Italia and AltNets for the period June 2010-June 2011 was decided on May 15, 2012. The Third Section of the Council of State admitted the appeals filed by some of the alternative operators and by AGCom against the ruling of the Administrative Court of Lazio which overruled decisions regarding 2010 and 2011 tariffs and overcoming the asymmetries between the reverse termination tariffs applied by AltNets and the ones applied by Telecom Italia. In brief, the Council of State, revising the Administrative Court ruling, agreed with the alternative operators’ claims that the differences existing between Telecom Italia’s network architecture and the alternative architectures, determine different costs. Fastweb recently appealed against the Council of State decision since, in its opinion, the Court did not deal with its appeal against the symmetry of termination rates at local level for the year 2012 and should have cancelled 2012 symmetry. The hearing on the appeal was held on January 25, 2013 and, the Council of State upheld the complaint filed by Fastweb and revoked the application of symmetry of TDM 2012 termination tariffs among operators. Consequently, AGCom with Decision 187/13/CONS restored symmetry at national level (SGT) retroactively for 2012; TI therefore, shall pay to terminate on AltNets’ networks 0.361 eurocent/min instead of 0.272 eurocent/min.

Item 4. Information On The Telecom Italia Group	Regulation

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

Regarding the wholesale markets for trunk segments of leased lines and for terminating segments of leased lines, AGCom, in January 2010, stated that the market for trunk services was competitive and removed all ex-ante obligations. As to the terminating services market, AGCom identified the following two separate markets: (i) circuits provided between a Telecom Italia node and end user’s premises (market A); and (ii) circuits provided between a Telecom Italia node and a mobile operator’s base station (market B). AGCom decided to deregulate market B, removing existing ex ante obligations starting from 31 December 2010. AGCom, however, identified Telecom Italia as a SMP in Market A and imposed a network cap for the years 2010-2012.

•	Mobile markets

In February 2009, AGCom confirmed that the wholesale market for access and call origination on mobile networks should not be subject to ex-ante regulation.

With respect to the wholesale market for voice call termination on mobile networks, AGCom introduced in November 2008 a four year gradual decline in tariffs, setting the Maximum Termination Rate (“MTR”) for each SMP mobile network operator and the elimination of asymmetry enjoyed by the third entrant (WIND) in July 2011 (5.3 eurocents/min) and by the last entrant (H3G) in July 2012 (4.5 eurocents/min).

Following this decision, AGCom developed a new cost model for MTRs taking into account the May 2009 EU Recommendation on the regulation of termination rates. The new cost model was used in the third round of market review in order to update the values of the glide path (multiyear mechanism of price control) set for mobile termination rates.

In November 2011, AGCom published its final decision on wholesale prices for voice call termination on individual mobile networks. The new glide path, based on half-monthly (instead of annual) variations, started from July 1, 2012 and expires on July 1, 2013 with the commencement of a symmetric termination rate for all mobile operators (0.98 eurocents/min).

Mobile networks vocal termination eurocents/min.	Prices applied from 7.1.2011	New glide path
		from 7.1.2012	from 1.1.2013	from 7.1.2013
Termination on H3G network	6.3	3.5	1.7	0.98
Termination on Telecom Italia, Vodafone and Wind networks	5.3	2.5	1.5	0.98

AGCom’s final decision on wholesale prices was challenged before the Administrative Court by Vod/Win/H3G complaining that it introduced a very steep reduction of MTR; Telecom Italia appealed only against the provision stating that asymmetry for H3G should end as of July 1, 2013. On January 2013, AGCom, after providing evidence of the rationale of the above asymmetry in favor of H3G, following two TAR sentences, confirmed the application of asymmetry to H3G up to June 30, 2013. Telecom Italia has challenged this decision with the Regional Administrative Court of Lazio.

In February 2013, the Council of State, accepted the appeals filed by H3G, revoked the original 2008 decision to reduce certain termination rates “due to lack of justification and ad hoc proceeding”. The Council of State concluded that the termination price decrease introduced by AGCom for H3G in the period November 2008-June 2009 from €cent 16.26/min to €cent 13.00/min was not legitimate. AGCom has not yet issued any decision following the above judgment.

Item 4. Information On The Telecom Italia Group	Regulation

Concerning the wholesale market for SMS termination, as a consequence of a public consultation concluded in October 2012, AGCom decided not to regulate the above mentioned market because it tends towards competition over time, and therefore the second criterion of the three criteria test for ex ante regulation could not be considered as met. Consequently the SMS termination prices continue to be commercially negotiated on a reciprocity basis among operators.

Mobile number portability (MNP)

On January 7, 2011 AGCom published Decision 147/11/CIR on “Amendment to the regulations on mobile number portability”. The Decision, among other things, provides that:

•	MNP should be set up by 8.30 a.m. of the second working day following input of the customer’s request in the recipient operator’s systems;

•

from January 1, 2013, the recipient operator must refund the customer, upon request, in case of delays in the activation of the MNP, for a minimum of 2.5 euros for each working day of delay, up to a maximum of 50 euros. The refund is not due for delays up to two working days; for delays over two working days, the refund calculation takes into account all the days late including the first two; and

•	the data of the customers who request the MNP activation is to be treated by the donating operator with confidentiality and used only for the activation of the service.

International roaming

The new roaming Regulation (531/2012, the so called “Roaming III Regulation”) was approved by the European Parliament and the Council in June 2012 and entered into force on July 1, 2012.

The Roaming III Regulation provides for the following measures applicable to roaming services within the EU (extended to European Economic Area countries):

•

transparency measures (such as cut off limit to prevent “bill shock” and info SMS on the applied retail tariffs) and the adoption of price caps both on voice, SMS and data (retail and wholesale). The retail caps will remain in force until 2017 and the wholesale caps until the expiry of the new regulation in 2022;

•

the unbundling/decoupling of the roaming services from the domestic services starting from July 2014 (structural solution). In the unbundling scenario, the customer will buy the roaming services (separately from the domestic services) from an alternative roaming provider (mobile network operator—MNO or mobile virtual network operator—MVNO/reseller). The definition of the structural solution was delegated to an implementing regulation by the European Commission;

•	the obligation to provide wholesale roaming access to MNO/MVNO/resellers at regulated prices.

The agreed price caps are the following:

at wholesale level:

WHOLESALE	ROAMING III
	July 1, 2012	July 1, 2013	July 1, 2014
voice (cent/min)	14	10	5
sms (cent/sms)	3	2	2
data (cent/MB)	25	15	5

at retail level:

RETAIL	ROAMING III
	July 1, 2012	July 1, 2013	July 1, 2014
voice out (cent/min)	29	24	19
voice in (cent/min)	8	7	5
sms (cent/sms)	9	8	6
data (cent/MB)	70	45	20

Item 4. Information On The Telecom Italia Group	Regulation

In December 2012 the European Commission published the implementing regulation indicating Single IMSI (International mobile subscriber identity) and LBO (local break out) as the structural solutions to be implemented for decoupling. It remains a high level document which delegates to BEREC the definition of guidelines on the technical elements necessary to enable the separate sale of roaming services and provides for the creation of an Industry Forum to ensure a coordinated approach among market players, BEREC and the Commission.

Such Industry Forum defined the Technical Specifications of the unbundling solution, whose details are being further defined by ad hoc technical working groups. The results of the working groups will be used to define detailed implementation guidelines which BEREC is expected to publish by the end of June 2013.

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

On June 10, 2011, AGCom published its decision regulating the procedures aiming at issuing the 800, 1800, 2000 and 2600 MHz frequencies’ rights of use. Finally, on June 27, 2011, the Ministry for the Economic Development published the “Invitation to Tender” for the award of the frequencies’ rights of use.

The minimum tender rates for each frequency lot were as follows:

BAND	Minimum rate per lot (in euros)
800 – FDD	353,303,732.16
1800 – FDD	155,869,293.60
2000 – TDD	77,934,646.80
2600 – FDD	30,668,726.75
2600 – TDD	36,802,472.10

The Ministry for the Economic Development granted Telecom Italia the right to file offers for the use of frequencies.

On October 3, 2011, the Ministry for the Economic Development—Communications Department awarded Telecom Italia two 2x5 MHz standard blocks at 800 MHz each, a 2x5 MHz block at 1800 MHz and three 2x5 MHz standard blocks at 2600 MHz each. Telecom Italia’s total investment amounts to 1.223 million euro, net of a 38 million euros discount due to Telecom Italia’s commitment to implement the new networks using more than 50% environmental sustainable equipment. Given this discount, a specific credit guarantee was set up.

On November 3, 2011, Telecom Italia made a payment of 767 million euros for the award of the above-mentioned frequency blocks and established a five-year guarantee of the remaining 456 million euros to be paid.

The rights of use, formally awarded by the Ministry on October 3, 2011, were allocated on February 2012.

The 2600 MHz band can be used starting from January 1, 2013; at the beginning of January 2013, the Ministry communicated that the 800 MHz band is also available to be used.

Item 4. Information On The Telecom Italia Group	Regulation

Quality of services of broadband internet access at fixed location

Since November 2008, the operators have been required to provide information about the service level of internet access services at a fixed location:

•

operators must state their minimum standards of service quality (including the minimum connection speed) and other information about the characteristics of the access. Subscribers can terminate their contract if the quality of their connection is below the claimed minimum standards;

•

operators shall undertake statistical measurements at regional level (for example speed data transmission; delay; rate of packet loss). At present, this activity has been taken in 15 regions and will be gradually extended to all 20 Italian regions.

Since the autumn of 2010, customers have been able to measure the quality of their broadband connections.

AGCom has also introduced a super-partes agency verifying operators’ measurements.

Quality of services of broadband internet access within mobile network

In February 2011, the NRA launched a working group with operators to measure the quality of data service provided by mobile networks.

The working group developed “drive test” campaigns to be performed every six months in the main cities of all Italian regions. In the June—October 2012 period an experimental campaign was conducted aiming at refining the data gathering process. Currently the first campaign is in progress and the results will be available by September.

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

A fund, set up by the Ministry of Communications, is used to contribute to finance the net cost for the provision of Universal Service. All the main companies in the sector including Telecom Italia contribute to the above fund.

The net cost of providing the Universal Service is calculated as the difference between the company’s net cost when it is subject to the obligation of providing the Universal Service and the net cost of the same operation should the obligation not exist. It is AGCom’s responsibility to verify the net cost of the Universal Service.

In March 2008, AGCom published a Decision introducing a new method of calculating the net cost based on historical cost accounting (the previous was based on current cost accounting) in order to reduce the net cost for the provision of Universal Service. Such a calculation affects credits related to the Universal Service net cost for the years 2004, 2005 and 2006 which have been re-calculated and submitted to AGCom under the new methodology.

With Decision 153/11/CIR, AGCom assessed the 2004 net cost for universal service. The Authority decided the applicability of the sharing mechanism and assessed the net cost for the year 2004 was 25.9 million euros. The contribution rate due by other operators (Vodafone, Wind and Fasteweb, Teletu Italia and BT) amounts to 8.7 million euros.

With Decision 139/12/CIR AGCOM completed the process for the evaluation of the 2005 net cost of universal service. The Authority established the applicability of the sharing mechanism and determined the net cost for the year 2005 in total 25.6 million euros. The contribution rate due by other operators (Vodafone, Wind and Fastweb, Italy TeleTu and BT) amounted to 10.3 million euros.

Net costs calculations for the years 2006, 2007, 2008, 2009, 2010, 2011 and 2012 have been submitted by Telecom Italia to AGCom. At present the independent auditor appointed by AGCom is verifying 2006 calculations.

Item 4. Information On The Telecom Italia Group	Regulation

In September 2011, with Decisions 106, 107, 108 and 109/11/CIR, AGCom confirmed the amounts to be paid by Vodafone for the years 1999-2003. Vodafone filed new appeals against those decisions with the Council of State (Consiglio di Stato) and with the Administrative Court of Lazio. The sums in discussion (except for the amount for 2001 which is not the subject of appeal) amounted to approximately 37 million euros.

With Decision 153/11/CIR AGCom completed the 2004 US net cost evaluation process. Vodafone and Fastweb filed an appeal with the administrative regional court. The date of the hearings to deal with the merits have not been fixed yet.

Public Telephony

In April 2010 AGCom confirmed that the criteria regarding the distribution of public telephones on the national territory was no longer consistent with current social needs and removed “quantitative” obligations for Telecom Italia. As a result, Telecom Italia was authorized to remove public telephones after consultation with local municipalities and interested citizens. Since 2010, approximately 25,000 public telephones have been removed. At the end of 2012 the total number of public telephones in place amounted to around 90,000.

Accounting separation and fixed network cost accounting

SMP operators are required to have a transparent accounting system as to their costs. These operators shall provide AGCom annually with both a description and a report on their cost accounting system to assess their compliance with the requirements of the electronic telecommunications regulatory framework. Moreover, SMP fixed and mobile operators must keep a separate accounting system separating the activities in each of the relevant wholesale and retail markets defined by AGCom according to the periodic market analyses.

The “rules” on regulatory accounting in Italy are set in accordance with EC Recommendations, particularly with Recommendation on “Cost Accounting and Accounting Separation”, issued on September 2005.

Changes in the regulation on cost accounting and accounting separation follow detailed rules set out in periodical market analyses.

The weighted average cost of capital employed was set by the AGCom at 9.36% nominal pre-tax in December 2010; Telecom Italia stated that this underestimated the cost and caused regulated service’s costs to be undervalued and asked that the decision be reviewed.

Since 2008 the regulatory asset base includes Telecom Italia’s goodwill which amounts (according to the 2012 statement of financial position) to 30.6 billion euros (approximately 45.8% of the total assets).

Since the services provided by Telecom Italia are capital intensive, decisions related to the perimeter and the cost of capital are absolutely material: as a matter of fact, according to the regulatory accounting for 2010 (the last published) the average employed capital for the sole regulated wholesale services amounts to approximately 11 billion euros. As a consequence, increasing WACC by 1% would increase by 110 million euros the reference cost base for the calculation of prices for wholesale services.

During the first half of 2012, the independent auditors appointed by AGCom to review Telecom Italia’s accounting separation of the fixed network services for the year 2010 completed their audit and delivered the requested audit reports to AGCom. Reports of the auditors are approved by means of an AGCom decision; regulatory accounts and accounting methodology are also published by Telecom Italia on its website.

The regulatory accounting report for the year 2011 was produced during 2012 and delivered to AGCom in January 2013 meeting AGCom’s final approval (December 2012) of new accounting rules regarding internal contracts, transfer charges and further reporting requirements aimed at complying with the “equivalence” principle.

At present, Telecom Italia is fully compliant with its regulatory accounting obligations.

Item 4. Information On The Telecom Italia Group	Regulation

Accounting separation and mobile network cost accounting

In connection with AGCom’s second round of market analyses concerning the “market for the termination of voice calls on individual mobile networks”, AGCom requested SMP operators to produce economic and quantitative data related to regulatory accounting methodologies for the purpose of setting new network cap values. Consultation on the main assumptions of Mobile LRIC model was closed in November 2010.

During 2011, AGCom started a new round of market analyses and stated a new glide path for MTRs for the 2012-2015 period. AGCom also:

(A)	updated the glide path in three steps: 07/01/2012, 01/01/2013 and 07/01/2013 in order to speed up the process towards symmetric rates; and

(B)	clarified the rules to be applied for regulatory accounting.

During 2012:

•	auditing activities regarding accounts at historical costs for the year 2010 ended in March 2012;

•	reports of the auditor were published by AGCom on December 2012;

•	regulatory accounting report for the year 2011 was delivered to AGCom in January 2013, in compliance with AGCom’s Decisions.

At present, Telecom Italia is fully compliant with its regulatory accounting obligations.

AGCom 2011-2012 fee

In January 2011, AGCom carried out an assessment of the compliance by Telecom Italia and all other telecommunications companies with respect to their obligation to pay annual fees to the Authority for the years 2006 through 2010. On March 1, 2011, AGCom notified Telecom Italia that the Company had not fully paid its operating expenses due for the relevant periods, listing additional accounting items which, in its opinion, should have been included in the cost basis used to make the calculation. Telecom Italia was therefore required by AGCom to pay an extra sum for amounts not paid in the five years 2006-2010. Telecom Italia appealed this decision with the Lazio Regional Administrative Court which suspended the terms of the payment until the end of the proceeding.

On March 3, 2011, AGCom published its decision on the payment of the annual fee for the year 2011 with which the Authority raised the contribution share from 1.5‰ to 1.8‰ of 2009 communications sector revenues. On April 30, 2011, Telecom Italia paid (with reservation) an amount equal to 24.2 million euros, calculated consistently with the reasoning on which it calculated its fees for the 2006-2010 period and, at the same time, contested the 2011 decision with the Lazio Regional Administrative Court in relation both to the increase in the level of the contribution and to the broadening of the accounting items to be considered in the cost basis.

With respect to the two appeals filed by the Company, two orders were published by the II Section of the Lazio Regional Administrative Court in December 2011. These orders suspended the above-mentioned rulings and referred to the EU Court of Justice a preliminary question, i.e. the assessment of AGCom’s national financing system consistency with the principles deriving from the EU sectorial Directives. This decision is pending.

On March 28, 2012, AGCom published its decision on the payment of the fee for the year 2012 (Decision 650/11/CONS), setting the calculation methodology on 2.0‰ of 2010 revenues of the communications sector. On April 30, 2012, Telecom Italia paid (with reservation) an amount equal to 23.0 million euros and challenged Decision 650/11/CONS before the Regional Administrative Court of Lazio.

Broadband and digital divide

Over the last few years, AGCom introduced several measures aimed at endorsing the development of fixed and mobile broadband through the provision of simplified procedures to deploy the relevant networks.

Item 4. Information On The Telecom Italia Group	Regulation

Particularly important in this respect were laws introducing:

•	a lighter authorization procedure for the deployment of broadband mobile equipment; and,

•	simplified rules for the use of innovative digging techniques (mini-trench) for the deployment of optical fiber equipment.

In 2010 the simplification process also affected the authorization procedure for the deployment of electronic communication equipment in protected areas. Since half of Italy is considered as a protected area (“area di conservazione”), provisions aiming at accelerating digging authorizations are important levers for broadband expansion throughout the country.

In 2011 new laws were implemented to simplify the administrative procedure for the expansion of small mobile equipment (0.5 sq. area) and of low power equipment (7 watt). The deployment of mobile equipment falling within the above-mentioned thresholds was actually exempted from the DIA regime (“Denuncia di Inizio Attività”—“Commencement Notice”) previously provided for by the Electronic Communications Code and subject to a simple notification, to be made at the time of commencement of the works.

Further important measures to promote the development of fixed and mobile networks were recently introduced by means of art. 14 of the Decree Law. 179/2012 “Further urgent measures for the economic development of the Country”) enacted by Law 221/2012. Particularly—regarding the deployment of optical fiber and cables—the measures provide for:

•

reducing the terms already established by the Code of the Electronic Communications for the release of authorizations to dig (copper and fibre both) by reducing the period of the administrative procedure through introduction of the tacit approval principle;

•	modifying the rules of the roads (“Codice della Strada”) introducing the use of techniques aimed at limiting the environmental impact by reducing the depth of excavations; and

•	established that telecommunication operators can access common parts of buildings—also without the consent of the condominium—in order to lay optical fiber.

With reference to the diffusion of the mobile digital technologies, art. 14 modified the criteria for calculation of electromagnetic field allowing a better use of the electromagnetic power available. The implementation of this rule is subject to the adoption of a further regulation which is, at present, under discussion.

The new law also improved the simplification introduced by the L. 211/11 granting the possibility to install equipment up to 10 watts after the provision to City Hall and Arpa of a mere self-certification of activation.

4.3.2    PRIVACY AND DATA PROTECTION

Telecom Italia must comply with Italy’s Personal Data Protection Code (Legislative Decree June 30, 2003 n. 196, hereinafter as “Privacy Code”), which came into force on January 1, 2004.

The Privacy Code is divided into three parts: (1) general data protection principles; (2) additional measures applicable to organizations in certain areas, including telecommunications’ services; and (3) sanctions and remedies.

The Privacy Code applies to all data processing within Italy and also affects organizations not being based in Italy but using equipment located in Italy, such as computer-based systems.

According to the Code, personal data shall be processed lawfully and fairly, retained accurately and up to date and must not be excessive or stored for a longer period than needed. Therefore, information systems shall be configured in order to minimize the use of personal data.

The “data subject” (any natural person that is the subject of the personal data) and the “subscriber” (any natural or legal person who or which is party to a contract with the provider of publicly available electronic communications services, or is the recipient of such services by means of pre-paid cards) shall receive preliminary information on the purposes and modalities of data processing. Consent of the data subject is necessary to

Item 4. Information On The Telecom Italia Group	Regulation

process personal data, except in specific cases (i.e. obligations imposed by law or by a contract with the data subject). Furthermore, the data subject has the right to access his/her personal data and to obtain information on the purposes and methods of the processing.

Italy’s Privacy Provisions Related to Specific Processing Operations in the Electronic Communications Sector

With respect to data retention, communications service providers (“CSPs”) are allowed to retain traffic data for a six-month period in order to deal with disputes over billing and subscriber services. CSPs are also required to retain telephone and electronic communications traffic data for the purpose of detecting and preventing crimes. At present, data retention terms for crime prevention and prosecution are: 24 months for telephony traffic (fixed and mobile); 12 months for electronic communications traffic; and 30 days for unsuccessful call attempts.

Traffic data must be kept and controlled in compliance with general provisions issued by the Italian Data Protection Authority (“Garante per la protezione dei dati personali”), which requires electronic communication operators to adopt strict security measures.

Customer profiling in the electronic communications sector is regulated by the Italian Data Protection Authority. CSPs must obtain the consent of the data subject for profiling based on individual and detailed personal data, while prior approval of the Italian Data Protection Authority is needed to process aggregated personal data without the data subject’s consent.

Concerning direct marketing activities, the general rule is the “opt-in system”. Nevertheless Privacy Code also allows the processing of personal data obtained from directories of subscribers, in order to carry out operator-assisted telephone calls for commercial purposes; such processing is possible unless the entity entered its respective telephone numbers in a public “opt-out register”, which came into force on February 1, 2011.

At present, OTT players are benefitting from current regulation. This is especially true with regards to privacy legislation: indeed, differently from telecom operators, OTTs, in particular from the USA, have significantly fewer constraints in collecting personal data and using it for marketing purposes. Such a situation provides OTTs with an important competitive advantage over Telco operators.

Recent amendments

Legislative decrees that transposed the EU 2009 regulatory framework into Italian law, including the revised e-Privacy Directive, entered into force on June 1, 2012.

The two decrees amended the Privacy Code and the Electronic Communications Code.

These amendments set out that storing information, or accessing information already stored in the terminal equipment of subscriber/user (i.e. by cookies) shall only be permitted on condition that the subscriber/user has given his consent. Such a consent shall be obtained by means of simplified arrangements not yet defined by the Italian Data Protection Authority (DPA). Such simplified arrangements will result from the outcome of a public consultation (closed last March, 19 2013), taking into account the proposals put forward by consumer associations and other stakeholders (i.e. industry associations involved). Consent may be given through the use of specific computer programs or devices which may be easily managed by the users.

Cookies are exempted from the requirement of informed consent, if they satisfy one of the following criteria: i) are used exclusively for the purpose of carrying out the transmission of a communication on an electronic communications network; ii) are strictly necessary to the provider of an information society service that has been explicitly requested by the subscriber/user to provide the above service.

The Privacy Code requires providers of publicly available electronic communications services to adopt technical and organizational measures that are adequate in the light of the existing risk, in order to safeguard the security of their services and to take measures when breaches of personal data occur. Such measures must protect personal data against the risk of their accidental or unlawful destruction or loss and of unauthorized access to the data or of processing operations that are either unlawful or inconsistent with the purposes for which the data have been collected.

Item 4. Information On The Telecom Italia Group	Regulation

Under the Privacy Code, in case of a “personal data breach”, (i.e., a security breach leading, accidentally or not, to the destruction, loss, alteration, unauthorized disclosure of or access to personal data transmitted, stored or otherwise processed in the context of the provision of a publicly available communications service) the provider shall inform without delay the Italian Data Protection Authority (currently the Italian Data Protection Authority specified the term in 24 hours for the first communication and in 3 days for the communication of further details on the personal data breach). Moreover, where the breach is likely to adversely affect the personal data or privacy of a subscriber or other individuals, the provider must also inform them without delay.

According to new article 70 of the amended Communications Code regarding the information that should be included in the contract at the user’s request, the provider shall include information on:

•	any procedures put in place to measure and shape traffic in a network “in compliance with the right of protection of personal data of the user” so as to avoid saturation of the network; and

•	on how those procedures could impact service quality.

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

In addition, the Antitrust Authority may (i) adopt interim measures; and (ii) enforce commitments binding upon the proposing parties in order to dispel identified anticompetitive concerns closing the investigation without any finding of a violation.

Antitrust Proceedings

For a discussion of the significant antitrust proceedings to which the Telecom Italia Group is a party please see “Note—Contingent Liabilities, Other Information, Commitments and Guarantees of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report”.

4.3.4    ANTITRUST ISSUES AT THE EUROPEAN LEVEL

Legislation on competition

Telecom Italia is subject to the European competition law. European competition policy was developed from the three central rules set out in the Treaty on the Functioning of the European Union:

1.

agreements between two or more independent market operators which restrict competition are prohibited by Article 101 of the Treaty on the Functioning of the European Union (TFEU or “Treaty”)). This provision covers both horizontal agreements (between actual or potential competitors operating at the same level of the supply chain) and vertical agreements (between firms operating at different levels, i.e. agreement between a manufacturer and its distributor). Only limited exceptions are foreseen in the general prohibition. The most flagrant example of illegal conduct infringing Article 101 is the creation of a cartel between competitors (which may involve price-fixing and/or market sharing).

Item 4. Information On The Telecom Italia Group	Regulation

2.

Article 102 of the Treaty prohibits firms holding a dominant position on a determined market to abuse that position, for example by charging unfair prices, by limiting production, or by refusing to innovate to the prejudice of consumers.

3.

State aid distorting competition and trade within the EU are prohibited (art. 107 of the Treaty). State aid is defined as an advantage in any form whatsoever conferred on a selective basis to undertakings by national public authorities. Therefore, subsidies granted to individuals or general measures open to all enterprises are not covered by Article 107 of the Treaty and do not constitute State aid. Furthermore, the EC Treaty provides that in some circumstances, government interventions are necessary for a well-functioning and equitable economy stating some exceptions and sector specific rules . The “Guidelines for the application of State aid rules in relation to rapid deployment of broadband networks” state that public funding of broadband projects is not considered state aid if one of three possible exemption routes is used: a) the public authority invests under the same conditions that would be applied to a private investor (MEIP principle); b) the public contribution is limited to the compensation of the provision of a service of general economic interest (SGEI principle); c) it meets certain conditions (promoting the economic development of underdeveloped areas, promoting the execution of an important project of common European interest or to remedy a serious disturbance in the economy of a Member State, facilitating the development of certain activities or areas, promoting culture and heritage conservation.

The Commission is empowered by the Treaty to apply these prohibition rules and holds a number of investigative powers to that end (e.g. inspection at business and non-business premises, written requests for information, etc.). It may also impose fines on undertakings which violate the EU antitrust rules. The main rules on procedures are set out in Council Regulation (EC) 1/2003.

Since May 1, 2004 all National Competition Authorities have also been empowered to fully apply EU Antitrust rules (i.e. Articles 101 and 102 of the TFEU) in order to ensure that competition is not distorted or restricted. National courts may also apply these provisions in order to protect the individual rights conferred on citizens by the Treaty.

State aids rules, on the contrary, can only be applied by the European Commission.

As part of the overall enforcement of EU competition law, the Commission has also developed and implemented a policy on the application of EU competition law to actions for damages before national courts. It also cooperates with national courts in order to ensure the coherent application of the EU competition rules within the Member States.

Main Antitrust proceedings pending in front of the European Commission

On February 2011, Telecom Italia and the Autonomous province of Trento (“PAT”) signed a MoU to establish a Public-Private Partnership for NGAN (fiber optics) deployment in the Trentino region (around 150,000 households). The Public-Private Partnership is based on a market-driven approach (no state aid) and should allow a shorter time to deployment for the Trentino region an area where only one broadband network operator is present). The project foresees the participation of PAT, Telecom Italia and other industrial partners. A newly established corporation (“Newco”) (the “Trentino NGN Joint Venture”) will deploy a fiber network (dark fiber) based on a FTTH 3-GPON architecture and will sell accesses to any Telco/ISP operator based on equivalence principles. Telecom Italia will confer network assets useful for NGAN deployment and will have the possibility to acquire a majority stake or 100% stake of Newco by exercising a call option awarded to it by a shareholders’ agreement that will govern the public-private partnership.

On July 25, 2012, the European Commission opened an investigation aiming at assessing compliance of the Trentino NGN Joint Venture with European rules on State aid.

The proceeding is aimed at assessing the compliance of the project with the MEIP principle as was in the intentions of the parties. The parties, in fact, have not notified it as State aid nor are interested in an assessment concluding that the project results in State aid compatible with EU rules. The purpose of the investigation is to assess whether there is State aid (Phase I) and, in case it is concluded that there is State aid, whether such aid is compatible with the relevant EU Rules (Phase II).

Item 4. Information On The Telecom Italia Group	Regulation

The parties are not interested in going to Phase II, therefore either the Commission states that the project is MEIP compliant (thus no State aid) in which case the proceedings stop physiologically at Phase I; or, the Commission considers that the project is not MEIP compliant thus implying State aids. In this latter case the Commission should normally go to Phase II but this would not happen in this case because the parties would withdraw the project before the conclusion of Phase I.

Accordingly, if the Commission concludes that the project complies with the MEI principle, it will close the investigation and declare that there is no State aid.

If, on the other hand, the European Commission assessment recognizes the existence of an economic advantage for Telecom Italia and, hence, State aid, it would normally further evaluate whether the aid is compatible with the internal market. In this case, if the Commission concludes that there is State aid the parties will withdraw the project. This has little impact on the business of Telecom Italia as a whole as the project is a pilot which could be replicated in case of positive outcome but would not have negative consequences in case of withdrawal.

PAT submitted its brief on the Commission’s assessment on November 22, 2012. Telecom Italia requested an extension of the deadline and submitted its brief on December 3, 2012. Telecom Italia explained its position to the Commission in an ad hoc meeting on December 5, 2012.

PAT has subsequently had access to the complainants’ objections on the Commission’s assessment on January 29, 2013. PAT filed with the Commission its reply to the latter objections on March 1, 2013. The parties are confident that their submissions will dispel the Commission’s concerns and will be available to provide any further information and/or clarification on this issue, being also available to discuss with the Commission possible modifications of the project to overcome Commission’s eventual residual doubts on the applicability of the MEIP principle.

4.3.5    TELECOMMUNICATION REGULATORY FRAMEWORK IN BRAZIL

Telecom Italia Group’s operations in Brazil are subject to the 1997 General Law on Telecommunications (Lei Geral de Telecomunicações—”LGT”) and to a comprehensive regulatory framework for the provision of telecommunications services adopted by the Regulatory Agency for Telecommunications—Agência Nacional de Telecomunicações (“ANATEL”).

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

Number portability was introduced in Brazil beginning in September 2008 and became fully operational in March 2009.

Item 4. Information On The Telecom Italia Group	Regulation

The exploitation of mobile services by Mobile Virtual Operators, based on commercial agreements between established operators and virtual operators was introduced in 2010.

Authorizations

ANATEL carried out the privatization of the former public monopoly operator and gradually opened the sector to competition, in addition to fostering universal access to basic telecom services. According to the General Telecommunications Law and to the regulations issued by ANATEL, licenses to provide telecommunications services are granted either under the public regime, by means of a Concession or a Permission, or under the private regime, by means of an Authorization. Only certain fixed-line service providers are currently operating under the public regime (Telefónica, Embratel and Oi, commonly referred to as “Concessionaires”). All the other telecommunications services providers in Brazil are currently operating under the private regime, including all the mobile and data service providers.

Since the launch of GSM mobile services in 2002, four main players operate in the mobile market (Claro, Vivo, Oi and TIM) and compete nationwide. Third generation mobile services deployment started in 2008 while the deployment of fourth generation mobile services started in 2012.

The authorizations for fixed and mobile services give the Telecom Italia Group (which operate under the brand names TIM, TIM Fiber and Intelig) coverage of the entire Brazil allowing to provide fixed, mobile, long distance and multimedia services.

According to Brazilian law, Internet access is considered a value-added service, and providers of Internet services are not considered to be telecommunications operators. The rules require that all telecommunications services’ operators allow network access to any interested party to provide value-added services, without discrimination, unless technically impossible. The voice service providers can also provide value-added service through their own networks.

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

National Broadband Plan

In May 2010, the Brazilian government approved a National Broadband Program to extend national broadband coverage by 2014. The plan includes the reactivation of Telebras, responsible for managing and operating a national fiber network, and a new framework aimed at reducing the wholesale connectivity price and consequently allowing a more affordable price of “entry level” broadband residential connections.

Other measures in the plan are represented by fiscal incentives to induce the operators to offer broadband access to low income families, public investments in research and financial support to national industries.

Item 4. Information On The Telecom Italia Group	Regulation

Main regulatory developments

Fixed Termination Rates

In May 2012, ANATEL approved a new regulation on fixed termination rates setting local interconnection rates in case of a traffic unbalance of at least 75% of traffic exchanged amongst fixed network operators. Fixed networks will only remunerate each other when there is a 75%-25% imbalance of interconnection traffic (previously, it was 55% versus 45%). Below that threshold a system of “bill and keep” applies.

ANATEL also decided that starting from January 2014, the Bill and Keep system will generally apply, i.e., all operators take rights of tariffs generated on their networks, and no interconnection remuneration will be in place.

Leased Lines

In May 2012, ANATEL approved new regulations on Wholesale Leased Lines (EILD).

Operators holding a significant market power are obliged to provide EILD at a reference price 30% lower than the one previously practiced. The provision of “special” Leased Lines, at a higher price than the standard lines, should be amply justified and limited to requests requiring larger investments or, only in case of copper lines, when the premises are located far from the central offices. Existing contracts shall be adapted to the new ANATEL provisions.

Suspension of new sales because of alleged service complaints

In July 2012 ANATEL suspended the sales of new mobile plans by the three main carriers in certain states, because of alleged consumer complaints about dropped calls and spotty coverage, ANATEL imposed the suspension of new sales in various states to Oi (in 5 states), TIM (19 states) and America Movil SA’s Brazilian unit Claro (3 states). Together, the three companies represent about 70% of Brazil’s mobile market.

The suspension was an unusually strong sanction and one of the toughest measures ever taken by ANATEL.

The companies had 30 days to present investment plans to regulators showing how they’ll improve service. Only after plans’ approval, sales were resumed.

The operators committed themselves to invest in improving the quality level of mobile services in the next two years. The plans submitted by the operators cover all states and the Federal District, and include investments in network improvements, improved customer service and reduced service interruptions. The providers showed improvement proposals detailed state by state, including measures to ensure quality of service and networks.

As a consequence, in August 2012 ANATEL lifted the ban on new sales of mobile phone plans for the three carriers, considering satisfactory the investment plans to ensure better service and coverage.

In February 2013 ANATEL released the first quarterly review of the National Action Plan to Improve the Provision of Personal Mobile Service. The above review includes the assessment of the first three months of long-term plans submitted by providers to ANATEL to improve services. The evaluation will be continuous over two years.

The report was released after detailed analysis of the results presented between August and October last year.

Assignment of frequencies in the 2.5GHz and 450MHz bands

In June 2012, the auction for the allocation of radio frequencies in the 2.5GHz band was held. Together with the 2.5GHz frequencies, enabling 4G/LTE applications, a portion of frequencies in the range of 450MHz was assigned.

Since no bidder was interested in separately acquiring frequencies in the 450MHz band, because of the lack of standards and the burdensome coverage obligations, frequencies were then assigned, along with coverage obligations, to the 2.5GHz frequency winners.

Item 4. Information On The Telecom Italia Group	Regulation

TIM Brasil was awarded a 10MHz block of national spectrum and 6 regional licenses in the 2.5GHz band bidding approximately 148 million euros.

Telefónica Brazil (Vivo) was the largest bidder in the auction, agreeing to pay approximately 407 million euros for 20MHz of national 2.5GHz spectrum.

Claro was awarded 20 MHz and 19 regional licenses vis-à-vis a fee of approximately 383 million euros.

Oi, part-owned by Portugal Telecom, was awarded a 10MHz block of national spectrum along with 11 regional licenses bidding approximately 154 million euros.

Coverage obligations:

•	450MHz: by December 31, 2015, rural areas within 30 km from the City Hall covered with voice and data services;

•	2.5 GHz: by December 31, 2016, gradual coverage by means of 4G services of the cities with more than 100,000 inhabitants (starting from the cities involved in the 2014 FIFA World Cup).

Cost models’ implementation

In 2005, ANATEL issued a ruling for “Accounting Separation and Cost Accounting”, introducing on license holders and groups holding Significant Market Power in the offering of fixed and/or mobile network interconnection and wholesale leased lines (“Exploração Industrial De Linha Dedicada”—”EILD”) the obligation to present the Accounting Separation and Allocation Document (“Documento de Separação e Alocação de Contas”—”DSAC”). Starting from 2006 (for fixed operators) and 2008 (for mobile operators), operators (TIM included) are providing ANATEL with the requested information.

In August 2011, ANATEL launched a project called “Modelo de Custos”, setting up a consortium of consultants (Advisia, Analysys Mason, Grant Thornton) in charge of developing, within two years, the cost model for fixed and mobile networks for communications services.

Between July and August 2012, ANATEL held a public consultation on the conceptual approach and recommendations for the construction of the Long Run Incremental Cost model for fixed and mobile networks.

By 2014, when the cost model will be available, ANATEL should have an instrument for the effective application of the obligation of cost orientation for the development of regulated wholesale services.

General Competition Plan (“PGMC”)

In November 2012, ANATEL published the General Competition Target Plan (PGMC), introducing tools for market analysis, for the identification of operators with market power and for the consequent imposition of asymmetric measures.

The approval of the PGMC represents a milestone in the development of the Brazilian regulation, which is gradually evolving towards a model based on market analysis and towards the application of ex ante regulatory obligations in presence of obstacles to the competition development.

The decision opens significant market power operators’ fixed networks to unbundling and wholesale broadband access, and improves transparency measures by the creation of a Supervisory Board to ensure the respect of the wholesale service quality levels.

Fixed networks in fiber optics will benefit from a regulatory holiday of nine years, which will have to be confirmed in four years, when PGMC will be revised.

In each market, ANATEL imposed a set of asymmetrical obligations to operators having significant market power.

Item 4. Information On The Telecom Italia Group	Regulation

The most important measure imposed in the fixed access market is the further opening of wholesale fixed networks through the introduction of access obligations on copper networks (eg, Leased Lines, bitstream unbundling) for the vertically integrated, fixed operators having significant market power: Oi, Telefónica and Telmex.

TIM Brasil was appointed as significant market power operator in the wholesale markets of mobile termination, national roaming and the access to ducts and trenches. The measures applied to the significant market power operator in those markets, include:

•	a glide path on mobile termination rates for the 2013-2015 period, based on a price cap system, with a decrease of almost 50% in the next three years;

•	the obligation to offer the service of national roaming to operators not having significant market power: regional licensed CTBC and Sercomtel and national licensed Nextel.

The obligation to offer the access to own ducts and trenches.

Mobile interconnection rate glide path

As a result of the November 2012 decision by ANATEL on market analysis (PGMC), the “full billing” of the exchanged traffic was maintained amongst the undertakings considered as having significant market power in the market of mobile interconnection (Claro, Oi, TIM and Vivo), whereas the partial bill and keep will be applied amongst operators being designated as having significant market power and operators not designated (Sercomtel, CTBC and Nextel).

The imbalance between incoming and outgoing traffic over which the termination fee will be paid amongst operators being designated as having significant market power and operators not being designated will be 80% from January 2013 to February 2015. From that date, it will decline to 60% until February 2016, when the “full billing” methodology will be applied again.

ANATEL also modified the October 2011 “glide path” to be applied to the reference value of the mobile termination for calls coming from the fixed networks.

As a result, the expected reduction of MTR, from February 2013, R$0,37/min (approximately €0.14/min) to R$0.34R/min (approximately €0.13/min) was confirmed: the successive reductions for 2014 and 2015 have been increased: R$0.25R/min (approximately €0.1/min) in 2014 and R$0.17/min (approximately €0.07/min) in 2015. From 2016, the values will be cost-oriented and, according to the statement by the ANATEL rapporteur, should converge to approximately R$$0.10/min (approximately €0.04/min).

Proposal on new allocation of the 700 MHz band

A public consultation proposed by ANATEL on the new allocation of the 700 MHz band was held from February 21 to April 14, 2013. The draft Regulation on Conditions for Use of Radio Frequencies concerns the allocation of the range of frequency from 698MHz to 806MHz (the so called 700 MHz band), allowing the allocation of the band for the provision of fourth generation telecommunication services and high speed internet.

Currently, the 700 MHz band is used for broadcasting. The new destination will be possible due to the transition from analogue TV to digital TV, which allows greater density in the frequency range dedicated to broadcasting, freeing up more space for the provision of telecommunications services.

The decision should be approved and released in the first half of 2013. The auction for the allocation of the frequencies to the mobile operators is expected by the first half of 2014.

4.3.6    TELECOMMUNICATION REGULATORY FRAMEWORK IN ARGENTINA

Telecom Argentina and Telecom Personal operate in a regulated industry. Regulation not only covers rates and service conditions, but also the terms under which various licensing and technical requirements are imposed.

Item 4. Information On The Telecom Italia Group	Regulation

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

The Argentinean regulatory framework is mainly featured by:

•	the Privatization Regulations, including the List of Conditions and the Transfer Agreement;

•	the Licenses granted to Telecom Argentina and its subsidiaries;

•	the Agreements on Rates; and

•

various governmental decrees, including Decree n. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management, Public emergency law (law n. 25561) dated January 6, 2002 (regarding, among others, rules freezing fixed telephony rates).

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

This Decree provided for the extension of the period of exclusivity with respect to the provision of Basic telephone services until sometime between October 8, 1999, and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the liberalization of public telephone services and (ii) the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to some conditions established therein.

Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000 under Decree n. 764/00. By means of this Decree a new general regulation for full liberalization of telecommunication services was established, with the approval of new rules for licenses, interconnection, Universal Services and radio- frequencies spectrum control, allowing each new licensed company to launch its services in November 2000.

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

The main licensees providing local and/or fixed long-distance telephone services in Argentina are, among others, Telmex, Global Crossing, Comsat, IPlan, Telephone2, Telefónica de Argentina and Telecom Argentina.

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

Item 4. Information On The Telecom Italia Group	Regulation

Telecom Personal, the affiliated company dedicated to mobile services under the brand Personal, has been granted a non-exclusive and non-expiring license to provide mobile telecommunication services.

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

Following the 2001 economic crisis, the Public Emergency Law 25561 froze, from January 2002, all tariffs for fixed telephony services (provided under a concession regime by Telecom Argentina and Telefónica de Argentina), and explicitly prohibited rate adjustments. In accordance with this Law, in January 2002, rates for Basic telephone services and long-distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom Argentina may charge in the future will be determined by negotiations between Telecom Argentina and the Argentine government.

In accordance with the abovementioned Public Emergency Law, a Renegotiation Unit (“UNIREN”) was created, with the task to renegotiate the rates of all public services.

In May 2004 a Memorandum of Understanding (“MoU”) between the Government and each operator was agreed; the MoU maintained till December 2004 the same tariff level, and granted the continuity of other contractual rights.

In March 2006, Telecom Argentina executed a Letter of Understanding (the “Letter of Understanding 2006”) with the Argentine government pursuant to which Telecom Argentina will be permitted to raise the termination charge for international incoming calls, increase the time bands for peak-hour rates applied to local and domestic long-distance calls and incorporate certain modifications to the current regulatory framework.

The Letter of Understanding 2006 contemplated the signing and effectiveness of the Minutes of Agreement of the Renegotiation upon the fulfillment of certain necessary administrative steps.

As of the date of this Annual Report, such fulfillment has yet to occur, and the Public Emergency Law has been subsequently extended through December 31, 2013. Also, the freeze of regulated rates still remain in force. Therefore, the Price Cap regime is suspended and it is unknown if and when it will come back into effect or be replaced by other rate regulation procedures.

Universal Service (“SU”) Regulation

The obligation to pay contributions to the SU has been in force since January 2001 by the regulation approved by Decree 764/00 but could not be implemented.

The SU regime created by Decree No. 764/00 was modified in April 2008 by Decree 558/08. In defining SU the new regulation established two categories: (a) areas with uncovered or unsatisfied needs and (b) customer groups with unsatisfied needs. It also determined that the Secretary of Communication (SC) would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

The new regime established that the SC will review SU programs which were established under the previous regulation, granting the continuity of SU programs already being administered and implementing programs that had been under review. The financing of SU ongoing programs which were recognized as such will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

Item 4. Information On The Telecom Italia Group	Regulation

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the US Fund or, to claim the correspondent receivable, as the case may be.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution includes several provisions related to the determination of the contributions that correspond to the periods before and after Decree No. 588/08 was issued. It also states that telecommunication providers may discount the amounts incurred in the implementation of the SU Initial Programs from the contributions to the SU Fund until the SC determines if those Initial Programs qualify as such. However, if as a result of the SC’s verification some amounts are not recognized as “Initial Programs,” those amounts would have to be contributed into the SU Fund or would have to be allocated to develop US projects previously approved by the SC.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing the “Infrastructure and Equipment Program.” The Resolution provides that telecommunication service providers can contribute to the projects in this program only the amounts corresponding to their pending SU contributions under Decree No. 764/00, before the effective date of Decree No. 558/08.

Incumbent operators have not yet received any set-offs for the services rendered under the SU regime since 2001, and the resolution by the SC of the appeals filed by Telecom Argentina are still pending.

In compliance with Resolution No. 154/10 Telecom Personal contributes to the SU Fund monthly.

In March 2011, Personal submitted to the SC an investment project, pursuant to SC Resolution No. 9/11, for the development of network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. This program is still pending the approval of the SC.

“Argentina Conectada” Plan

In October 2010, the Government approved the Plan “Argentina Conectada” setting up a commission for the coordination of various initiatives to promote digital inclusion and broadband connectivity throughout the country.

The objectives of the plan are:

•	the extension of broadband services to the majority of the country’s locations by 2015;

•

the deployment and management by Arsat (public operator that so far has offered satellite services) of a new backbone network, renting fiber from existing operators or by sharing agreements (“swaps”) of optical fiber;

•	the allocation of public funds of approximately 8 billion pesos (about 1.4 billion euro) within 3 years;

•	the financing of broad band connectivity in schools and libraries through the Universal Service Fund.

Main regulatory developments

Spectrum

In May 2011 a tender for the allocation of frequencies in the 1900 band (called PCS) and 850 MHz bands (i.e. “SRCM”) was published. The frequencies were returned by Movistar (Telefónica Group), following the merger with Bell South in 2005 which resulted in it exceeding the limit of 50MHz (spectrum cap) applicable in each region (North, South, Greater Buenos Aires).

Personal took part in the spectrum auction process and expected to acquire additional spectrum to complete its “Spectrum cap” throughout Argentina, but, on September 5, 2012, SC notified Personal Resolution No. 71, by which, as provided for in Article 10 of the List of Conditions, the auction approved by SC Resolution No. 57/11 was canceled for reasons of opportunity, merit and convenience of the Argentine Government.

Item 4. Information On The Telecom Italia Group	Regulation

Later in December 2012 two presidential decrees regarding spectrum were issued (decree 2426 and 2427), whose application will result in:

•	the direct allocation to the state-owned company ARSAT of the frequencies that should be awarded, by means of a mandate to the NRA (SECOM);

•	the creation of the virtual mobile operator commercial concept;

•	the allocation of the 700MHz (698MHz to 806MHz) and AWS (Advanced Wireless Services—1710-1755 MHz uplink, 2110-2155MHz downlink) bands to mobile telecommunication terrestrial services;

•

the declaration of public interest of the Federal Wireless Network), managed by the Ministry of Federal Planning, Public Investment and Services, to be executed through ARSAT, under the National Telecommunication Plan “Argentina Conectada”, which provides the infrastructure necessary for this purpose, according to the general guidelines established in the Decree’s Annex;

•

the instruction to the “Ministerio de Planificación Federal” (Ministry of Federal Planning) being the majority shareholder of AR-SAT, to adopt the necessary actions and the business decisions of its responsibility for the execution and delivery of the services required as a result of the development the federal wireless network.

Also, on December 21, 2012, SC published in the Official Bulletin the Resolution No. 222/09 which assigned ARSAT the telecommunication services license authorizing the state company to provide any kind of telecommunication services with or without owned infrastructure. It also provided the authorization for the provision of value-added services, data transmission and transportation of audio and video signals.

By Resolution No. 9/13, published on February 7, 2013, the SC granted ARSAT the registration of Mobile Services and National and International Long Distance Services and the Provision of Telecommunication Facilities.

Mobile Number Portability Implementation

Mobile number portability was implemented from March 2012; a new Data Base Administrator (ABD) was set up to track the number portability.

Portability of mobile numbers are to be completed within 10 working days.

4.3.7    BROADCASTING REGULATORY FRAMEWORK IN ITALY

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

Logical Channel Numbering (LCN) Plan

On August 31, 2012, the State Council issued four judgments canceling the Automatic Numbering Plan and, in particular, the assignment to La7 and to MTV of—respectively—numbers 7 and 8. The State Council objected to the assignment of numbering 8 to MTV, considering the latter not a generalist but a thematic channel. There were no objections to La7 retaining its number 7.

Item 4. Information On The Telecom Italia Group	Regulation

With a resolution published in October 2012, AGCom launched a public consultation for the new numbering plan together with a new survey on users habits. As a consequence of the above public consultation, with a Resolution adopted on March 21, 2013 AGCom confirmed the assignment of the numbers 7, 8, and 9 to generalist channels defined as former analogic channels with programming and informative obligations (Decision 237/13/CONS). Such a decision leaves to La7 and MTV numbers 7 and 8 on the TV remote control.

The Switch off completion

As of July 4, 2012, the process of switch-off (complete move to digital broadcasting) across the country was completed.

Digitalization of broadcasting networks and frequencies

In response to the infringement procedure 2005/5086 filed by the EC against Italy, in June 2008 the Government passed Law n. 101, replacing the special licensing regime for digital terrestrial network operators with an authorization regime compliant with the Code of Electronic Communications and the EU Directives.

As a consequence, the licenses granted have been converted to general authorizations lasting 20 years.

The European Commission approved the changes introduced by Law 101/08, but asked more spectrum resources to be assigned to new entrants (the “Digital Dividend”). In response to these further requests, AGCom set up the criteria for the complete digital conversion of the television terrestrial networks.

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

The Ministry for Economic Development—Communication Department—assigned to the Telecom Italia Media group only 3 DVB-T Networks (out of the 4 Networks managed by the Group). Telecom Italia Media group appealed against this decision in order to safeguard its interests.

Concerning the Digital Dividend, in November 2010 AGCom issued a Decision on the criteria to be adopted in the tenders for the assignment of the Digital Dividend based on a beauty contest with notice published in August 2011.

In December 16, 2011, the new Government suspended the Beauty Contest procedure and canceled it in April 2012.

On April 16, 2012, the Government approved a provision establishing that frequencies will be assigned by the Ministry for the Economic Development through a bidding auction within 120 days from the approval of such provision, on the basis of criteria defined by the Italian Authority. The provision was approved on May 2, 2012.

Telecom Italia Media group participated in the public consultation on the Regulation for the competitive procedure for the assignment of frequencies economic, which ended December 17, 2012 through TIMB, the network operator.

Following the scheme in consultation, 3 lots of frequencies below 700 MHz (LOTS L) should be assigned for a period of 20 years as well as 3 lots of frequencies above 700 MHz (LOTS U) expiring on December 31, 2017. The starting price of the bid is not defined.

TIMB is excluded from participating to the bid for LOTS L, having been treated as RAI and Mediaset, the incumbent operators on the Italian TV market.

PNAF and digital dividend for mobile services

In order to assign the frequencies in the digital switch off areas and for the DVB-T Digital Dividend AGCom issued a decision enforcing the National Plan of Assignment of the Frequencies.

Item 4. Information On The Telecom Italia Group	Regulation

Furthermore, this decision provided a Digital Dividend for mobile service in the band 790-862 MHz (channels 61-69 Ultra High Frequency—“UHF”) after the switch off of analogue broadcasting. The Italian Budget Law established that those frequencies, previously assigned to local televisions, should be used for mobile services. The tender took place in the summer 2011, with 4 billion euro revenues.

At the end of 2012 channels 61-69 were released by local broadcasters and assigned to mobile services. 175 million euros have been allocated to compensate local broadcasters current assignee of channel 61-69 in Piemonte, Lombardia, Veneto, Trentino Alto Adige, Friuli Venezia Giulia, Emilia Romagna, Lazio and Campania.

Item 4. Information On The Telecom Italia Group	Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRSHRA)

4.4    DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRSHRA)

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In accordance with our Code of Ethics and Conduct, we seek to comply with all applicable international trade laws including applicable sanctions and embargoes.

Activities relating to Iran

The only activities we have that, to our knowledge, relate in any way to Iran are:

i.	roaming agreements with the following Iran mobile phone operators: Taliya, KFZO—TKC (formerly Payam Kish), Irancell (MTN) and Mobile Company of Iran (MCI) (formerly TCI);

ii.

commercial relationship for the delivery of traffic from Iran to our networks and from our networks to Iran (“International Carrier Agreements”). To this end, our subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”)—directly and through its subsidiaries—entered into agreements with Telecommunication Infrastructure Company (TIC) in Iran.

Roaming agreements

We operate one of the largest mobile network in Italy. Through our foreign subsidiaries, we also have large mobile operations in Brazil (Tim Participações S.A. by means of its subsidiary TIM Celular S.A.) and Argentina (Telecom Argentina S.A. by means of its subsidiary Telecom Personal S.A.).

It is pursuant to roaming agreements that a mobile customer is able to use his or her mobile phone on a network different from such mobile subscriber’s home network. The following is the definition of roaming that we provide in the glossary of this Annual Report (see “4.5 Glossary of Selected Telecommunications Terms”):

Roaming: A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

Like all major mobile networks, in response to the competition and customers’ demands, Telecom Italia, Tim Participações S.A. and Telecom Argentina S.A. have entered into roaming agreements with many foreign mobile networks, so as to allow their customers to make and receive calls abroad.

Roaming agreements are, including those relating to Iran, on standard terms and conditions. In fact, entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are, generally, reciprocal. Pursuant to a roaming agreement our mobile customers may, when in a foreign country covered by the network (the “Foreign Network”) of an operator with which we have a roaming agreement, make and receive calls on their mobile using such operator’s network. Likewise, when a customer of such Foreign Network is in Italy (or Brazil or Argentina), such customer may make and receive calls using our networks or the networks of other mobile operators in Italy (or Brazil or Argentina) if this foreign Network has International Roaming Agreement with other Italian (or Brazilian or Argentine) Operators.

The calls made and received by our customers who use the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement. Then, we will bill our end customers according to the specific tariff plan of the subscription they have signed with us. Likewise, we bill the Foreign Network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its clients for the calls made and received using our networks according to their specific offer to their customer base. Roaming contracts do not, generally, contemplate other fees or disbursements.

Item 4. Information On The Telecom Italia Group	Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRSHRA)

In 2012, the impact on net profit (loss) arising from such Roaming contracts is analyzed as follows:

•	our total revenues from roaming agreements with Iranian networks were approximately 330 thousand euros (of which 322 thousand euros recorded by Telecom Italia S.p.A.);

•	our total charges from roaming agreements with Iranian networks were approximately 319 thousand euros (of which 296 thousand euros recorded by Telecom Italia S.p.A.).

The purpose of all of these roaming agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

International Carrier Agreements

As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through a network of ours, we receive a fee from the incoming network. Likewise, when traffic coming from a network of ours is placed to or transported through another network, we owe a fee to such network.

In 2012, the impact on net profit (loss) arising from the above International Carrier Agreements is analyzed as follows:

•	our total revenues from traffic from networks located in Iran to our networks were approximately 9.3 million euros; and

•	our total charges from traffic to networks in Iran from our networks were approximately 0.4 million euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, we intend to continue maintaining this agreement.

****

Furthermore, in 2012 our subsidiary Olivetti I-Jet in liquidation recorded 2,500 euros for the sale of a printer together with the related print heads.

All such amounts of revenues and charges are deminimis with respect to our consolidated revenues and operating expenses, respectively.

Item 4. Information On The Telecom Italia Group	Glossary of Selected Telecommunications Terms

4.5    GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

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

Home Access Gateway—Access Gateway—Home gateway—Residential Gateway.    A residential gateway is a home networking device, used as a gateway to connect devices in the home to the Internet or other WAN.

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

IMSI (International Mobile Subscriber Identity). The International Mobile Subscriber Identity is a unique identification associated with all cellular networks. It is stored as a 64 bit field and is sent by the phone to the network.

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

LLU (Local Loop Unbundling). System through which OLO can rent the “last mile” of local loop, connecting to their equipments.

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

MVNO. (Mobile Virtual Network Operator).    MVNO Is a wireless communications services provider that does not own the radio spectrum or wireless network infrastructure over which the MVNO provides services to its customers.

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

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.6    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

GENERAL

As of December 31, 2012 and 2011, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2012				As of December 31, 2011
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of euros, except percentage)
Land	232	—	232	1.5	235	—	235	1.5
Civil and industrial buildings	698	972	1,670	10.8	795	1,042	1,837	11.5
Plant and equipment	11,837	—	11,837	76.5	12,108	—	12,108	75.7
Manufacturing and distribution equipment	39	—	39	0.3	32	—	32	0.2
Other	677	17	694	4.5	724	16	740	4.6
Construction in progress and advance payments	982	25	1,007	6.5	1,005	36	1,041	6.5

Total	14,465	1,014	15,479	100.0	14,899	1,094	15,993	100.0

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications. There are no encumbrances that may affect our utilization of our property or equipment.

Real Estate (Land, Civil and Industrial Buildings)

As of December 31, 2012, the Company owned many buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

Network Infrastructure (Plant and Equipment)

The Telecom Italia Group network infrastructure includes the domestic and international fixed network, the domestic mobile network, the Brazilian mobile network and the Argentinean and Paraguayan Networks. See “-4.5 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic Fixed Network

General.    Our domestic fixed voice network consists of 611 main local switches. Concerning the OLO interconnection, each local switch belongs to only one of the 33 gateway areas. Each local switch is physically interconnected to 2 out of 24 (12 pairs) Backbone Nodes (“BBN”).

The fixed long-distance transmission network (Arianna SDH and Phoenix) routes 4,819 VC-4, supports also 93 optical channels 2.5 Gbps point to point and more than 620 optical channels 10 Gbps point to point (also called lambdas from the greek letter l used for wavelength in physics).

In terms of cable infrastructures, the fixed network includes 114.5 million km of copper pairs, mainly in the distribution network and also 5.7 million km of fiber, both in access and trunk network.

Fiber optic cables significantly increase network capacity and make it possible to offer hi-tech services based on the simultaneous transmission of various types of signal, such as voice, data and video.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

At December 31, 2012, the domestic fixed network had the following figures:

Central Offices	approximately 10,400
Switching areas	611
Gateway areas (TDM)	33
Aggregation areas	12
Copper network	114.5 million kilometers-pair
Fiber optic access/carrier network	5.74 million kilometers-fiber
Long Distance VC4	4,819
Long Distance Lambda	93 at 2.5 Gbps more than 627 at 10 Gbps
BroadBand/ADSL network	9,135 Central Offices covered
Main PoP data networks	32

TRANSMISSIONS.    The Synchronous Digital Hierarchy (“SDH”) transmission systems operates on fiber optics from 155 Mbit/sec up to 10 Gbit/sec.

The nationwide network (Long distance) has been continuously upgraded during 2012. It is based on SDH and optical DWDM technology (Dense Wavelength Division Multiplexing) and still represents the Telecom Italia high capacity transport network.

In order to save fibers usage, DWDM systems have been implemented to multiply, by a factor of 12 up to 96, the available optical fiber band and the current transmission capacity, thus increasing the total transport capacity.

OPB (Optical Packet Backbone).    In 2012 Telecom Italia continued to introduce in the data backbone the Terarouter technology, deployed in the majority of the 32 PoPs of the network (in 2013 all the POPs will be updated). At the end of 2012 OPB network had Terarouter nodes in the following PoPs: two “Centro Stella” PoPs in Rome, two “Centro Stella” in Milan (Inner Core PoPs) and twenty-eight OPB PoPs located in Naples, Turin, Florence, Palermo, Bari, Bologna, Brescia, Padua, Catania, Nola, Venice, Pisa, Ancona, Taranto, Modena, Verona, Catanzaro, Rimini, Bolzano, Perugia, Pescara, Alessandria, Savona, Bergamo, Cagliari, Genova, Trieste and Como (Outer Core PoPs).

The OPB network support:

•	Internet traffic of residential, business and Wholesale customers;

•	VPN traffic (Virtual Private Network) of business customers;

•	Voice traffic;

•	Video traffic related to IPTV services;

•	Mobile data traffic.

OPM (Optical Packet Metro).    At the end of 2012 OPM network consisted of 30 metro-regional networks to collect traffic to and from customers through IP DSLAM to supply IPTV and xDSL services. The OPM supports also the services based on Gigabit Ethernet technology (the Ethernity, Hyperway, Gigabusiness and GEA services on GBE optical access). At the end of 2012 Gigabit Ethernet Access was available in 59 towns in Italy. Moreover the OPM network is used for backhauling UMTS and LTE access Nodes.

Broadband/xDSL network.    Telecom Italia’s broadband network offers hi-tech telecommunications services and multimedia applications. In 2012, the xDSL commercial services for residential and business customers (retail and wholesale) have been extended to 7,351 towns, including S. Marino (compared to 7,241 at the end of 2011). At the end of 2012 9,135 local switching areas were covered by ADSL technology (compared to 9,002 at the end of 2011, consolidated data).

NGAN (Next Generation Access Network).    In 2012 Telecom Italia continued to deploy its NGAN based on optical fiber cables. The NGAN deployment is based on FTTH (Fiber To The Home) and FTTCab (Fiber To The Cabinet) architecture. Up to now FTTH have been utilized for deployment in Milan while FTTCab in all other cities.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

FTTCab uses fiber to the street cabinets equipped with VDSL2 cards.

By the end of 2012 about 2,300,000 households had been passed in the following cities: Ancona, Bari, Bergamo, Bologna, Brescia, Brindisi, Catania, Catanzaro, Como, Firenze, Forlì, Genova, L’Aquila, Milano, Monza, Napoli, Padova, Palermo, Perugia, Pisa, Prato, Reggio Emilia, Roma, Taranto, Torino, Treviso, Udine, Varese, Venezia, Verona, Vicenza.

Telecom Italia normally installs new optical cables; in Milan Telecom Italia has also acquired the right of use (IRU approach) for 15 years on fiber optics owned by Metroweb (a utility that already owns a widespread optical access network in Milan).

Domestic Mobile Network

The domestic mobile network consists of:

•	GSM network (2G: second generation network);

•	UMTS network (3G: third generation network);

•	LTE network.

On December 31, 2012 Telecom Italia domestic mobile network had the following figures:

GSM/EDGE network

•	16,778 BTS (Base Transceiver Station) GSM radio station (15,298 BTS at the end of 2011) +9.7%;

•	1,435 of them are µBTS;

•	807,664 radio channels (784,056 at the end of 2011) +3%;

•	280 BSC (Base Station Controller) (382 at the end of 2011), -27% due to the adoption of new generation more performing equipments;

•	GSM Core Network: 10 Transit Exchange and 13 Gateways.

UMTS/HSPA network

•	13,643 node B UMTS radio base station (12,943 node B at the end of 2011) +5.4%;

•	2,017,232 radio channels (1,958,944 radio channels at the end of 2011) +2.98%;

•	117 RNC (Radio Network Controller) +8 new RNC compared to total at the end of 2011;

•	GSM/UMTS Core Network: 67 MSC-server; 110 MGW; 42 HLR (Home Location Register); 23 GGSN; 47 SGSN.

In 2012 Telecom Italia continued the implementation plan to distribute the High Speed Downlink Packet Access (“HSDPA”) and the High Speed Uplink Packet Access (“HSUPA”); these systems aim to increase the overall data transmission speed offered by UMTS.

In particular the deployment of HSDPA at 42 Mbit/s reached the coverage level of the 20% of the resident population.

LTE network

After an auction, in September 2011, additional frequency blocks on 800 MHz, 1800 MHz and 2600 MHz were acquired by Telecom Italia.

The three bands will be used for LTE deployment to provide ultrabroadband services to mobile customers.

As of the date of this Annual Report, the LTE network covers the major Italian cities.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

International Fixed Network

Telecom Italia Sparkle provides voice, IP and data connectivity services to national and international wholesale customers and to multinational corporates relying on an international network made of a proprietary cross-border backbone and bilateral connections.

The coverage of the Mediterranean and of Central and South America is provided by the interconnection with Lan Med Nautilus regional backbones.

Telecom Italia Sparkle international backbone spans 450,000 km covering all of the major regions worldwide and connects over 500 international voice operators.

The cross-border backbone integrates 4 regional networks:

•	Europe (PEB);

•	Latin America backbone;

•	Mediterranean basin backbone;

•	USA backbone.

In detail:

•

PEB (Pan European Backbone).    Proprietary fiber optic network spanning the main European countries: Italy, France, United Kingdom, Netherlands, Belgium, Germany, Switzerland, Austria, Spain, Czech Republic, Slovakia and Romania. The overall length is 55,000 km.

•

Latin American backbone.    High-capacity backbone based on fiber optic ring networks, both terrestrial and submarine, with an overall length of 30,000 km, including the Miami-New York section. The ring has a capacity up to 1.8 Tbit/sec and has automatic optical traffic protection connecting the main cities of South and Central America to North America.

•

Mediterranean backbone.    Submarine ring network with a highly reliable configuration, a total length of 7,500 km and a design capacity close to 4.5 Tbit/sec connecting the main markets of the Mediterranean area: Italy, Greece, Cyprus, Turkey and Israel. Currently, the main landing points are Catania, Athens, Chania-Crete, Haifa, Tel Aviv and Istanbul.

•	USA backbone. Proprietary high capacity terrestrial backbone with POPs in: Newark, New York, Miami, Ashburn, Atlanta, Chicago, Palo Alto, Los Angeles and Dallas.

The services supplied include Voice, IP and Managed Bandwidth in Europe and in the USA, Managed Bandwidth and IP in the Mediterranean and in South America.

Telecom Italia Sparkle’s network is an integrated multi-service backbone based on an IP-MPLS core handling differentiated classes of services. The transport layer is based over DWDM with 10, 40 and 100 Gbit/s optical lambdas while voice services are provided by Class 4 switches.

Traffic protection is implemented by MS SPRING (Multiplex Section Shared Protection Ring), SNCP (Sub Network Connection Protection), OTN (Optical Transport Network), MSP 1+1 (Multi Section Protection) and “meshed” technologies.

In 2012 capacity upgrades were carried out on the international backbone in order to cope with increasing IP and Managed Bandwidth sales.

In order to support the Internet traffic increase, all of the major IP PoPs were upgraded and a new fiber optic metro ring was built in Amsterdam connecting the Pan European backbone to the Evoswitch telehouse with the aim to interconnect with major content providers.

In Paris a new POP in the Equinix telehouse along with a new router in the Courbevoie POP were made available in order to extend the coverage of the “MEF” (Metro Ethernet Forum) compliant Ethernet services and to support the sales growth.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

In the Milan POP additional new generation IP cards were added in the existing Terabit Routers “multi-chassis” architecture in order to strongly increase the number of 10Gbit/s links handled.

IP architecture was deeply reviewed in the Frankfurt POP connecting local edge routers to the IP-MPLS core in the Milan PoP in order to optimize traffic routing and the expenditures for additional upgrades.

In the Pan European backbone major activities were carried out also on the transport network: the OTN technology was extended to all of the main POPs (London, Frankfurt, Amsterdam, Paris, Marseille). As regards the SDH and metro DWDM platforms, outdated equipment was decommissioned in order to reduce operation and maintenance costs and capital expenditures for new upgrades.

With reference to submarine cables, additional capacity on IMEWE and SMW-4 was delivered by the cable consortia while the Mestre-Umagcable linking Italy to Croatia underwent a 20Gbit/s upgrade.

In the USA backbone, outdated routers were replaced by advanced Ethernet equipment in order to strongly increase the IP traffic that can be handled and provide “MEF” compliant services and traffic protection technologies. The new IP equipment is now available in New York, Ashburn, Miami, Dallas, Atlanta and Los Angeles. A backbone capacity upgrade among the New York, Newark and Miami POPs was also completed.

In Singapore, the capacity on the fiber backhaul linking the POP to the Sea-Me-We3 and Sea-Me-We4 landing station in Tuas was expanded. A new advanced Ethernet router was introduced replacing an SDH router in order to address the increasing demand for Ethernet services. Backbone upgrades were also carried out on the Singapore-Hong Kong-Palo Alto route adding a new 10Gbit/s link while capacity between Singapore and Los Angeles was groomed replacing the existing 2,5Gbit/s links with a single 10Gbit/s trunk.

In the Djibouti IP POP which is managed through the partnership with a local operator, access capacity was nearly doubled in order to keep up with increasing sales to regional customers.

As for mobile services, a new SBC (Session Border Controller) equipment was deployed in the Newark POP for the IPX interconnections. SBC equipment handle inter-alia VoIP (Voice over IP) traffic allowing an improved interworking among all the interconnected networks and an end-to-end monitoring of the Quality of Service.

Outdated DNS servers for GRX (GPRS Roaming eXchange) and IPX services were replaced and SS7 and SIGTRAN (Signaling over IP protocol) signaling networks were upgraded. New capabilities mainly for Mobile number portability management were deployed in the SMS Hub and SMS Transit platforms.

With reference to voice services, a new hub was deployed in Milan for the management of the remote DCMEs (Digital Multiplex Compression Equipment) installed in the far end voice operators’ premises. The pre-paid traffic platform was upgraded in terms of number of concurrent calls that can be handled. In addition, a new software release was uploaded in the Softswitches and SBC’s in order to increase traffic filtering and routing capabilities.

As regards the service offer for multinational corporates, a new access layer for MEF compliant Carrier Ethernet services was deployed in all of the major POPS: Milan, Frankfurt, Paris, London, Hong Kong, Chicago, Newark, Miami, Bucharest, Singapore and Dubai. In Dubai a new POP was opened partnering with a local operator in order to offer both Ethernet over SDH (EoSDH) and Ethernet over MPLS (EoMPLS) services. New EoSDH equipment were deployed also in Catania for the interconnection with LANMED backbone and in a customer’s site in Rome. A new IPsec router was added in the Newark POP. Access capacity was also increased in Frankfurt, Prague and Milan to cope with sales growth.

Mediterranean Backbone

In 2012 a new IP POP was deployed in Sofia along with a fiber optic link connecting Istanbul and Sofia. Major upgrades were also completed on the express Tel Aviv-Cyprus fiber (+200Gbit/s), on the Catania-Istanbul fiber (+100Gbit/s) and on the Italy-Greece-Israel Omnibus fiber (+250Gbit/s) of the MED cable.

Latin American Backbone

In 2012 40Gbit/s DWDM platform were deployed on the SAC ring along with the existing 10Gbit/s platform. Upgrades were also completed on the MAC (40Gbit/s), Cooks (30Gbit/s) and TAC (70Gbit/s) network segments.

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

As of December 31, 2012, we had 118 mobile switches for voice capacity, 212 thousand TRXs, 8,256 Node B and approximately 39,000 kilometers in fiber optic cable networks (of which 11,500 in metropolitan areas and 27,400 for Long Distance coverage). We generally lease or buy the sites where our mobile telecommunications network equipment is installed.

Tim Brasil plans to invest up to 11 billion Brazilian reais in capital expenditures, in accordance with its industrial plan for the years 2013-2015.

Argentinean and Paraguayan Network

Telecom Italia Group’s operation in Argentina is carried out in two major areas. Voice, data and Internet services (provided through Telecom Argentina) and mobile services (provided through Personal). In Paraguay, there is only a mobile operation (through Núcleo).

In connection with providing the above services, the major fixed assets owned by these companies are comprised of outside plant (external wiring), urban and regional fiber links to a modern internet connection and to connect major telecommunication buildings and mobile sites, access facilities (radio base stations) for the mobile system, switching equipment to connect calls to and from fixed and mobile customers, transmission equipment to interconnect all switching equipment and IP network to carry all data traffic. The transmission and IP facilities are used by both areas, “mobile” and “fixed”. It is also remarkable the importance of the software and computing equipment that support both the operation and administration of fixed and mobile businesses.

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

A small portion of our bundled offerings in the mobile and broadband businesses are contracts with a minimum contractual period between 12 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

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

The purchase price allocation requires that all assets and liabilities be recorded at fair values which requires significant estimates and judgments to be made. A change in any of these estimates or judgments could change the amount allocated to the assets and liabilities. The resulting change in the purchase price allocation to assets or liabilities has a direct impact on the final amount of the purchase price that is allocated to goodwill.

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

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

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

Under IAS 19 (Employee Benefits), the employee severance indemnity is considered a “Defined benefit plan”, except when employees, starting from the year 2007, choose to direct their accruing indemnity portions to supplementary pension funds or to the Treasury Fund managed by the Italian Social Security Institute (INPS); in such case the employee severance indemnity is classified as a “Defined contribution plan”.

The obligation for the employee severance indemnity classified as a defined benefit plan is determined in accordance with actuarial methods. In the event that changes in assumptions are required, the future amounts of the post employment benefit may be materially affected.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

5.2    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2012

5.2.1    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Increased competition continues to have a significant impact on the development of our business. Key trends affecting our core businesses are:

Domestic Business Unit

Telecommunications are strengthening their central role in society, driven by the growing importance of broadband, both fixed and mobile. The ongoing convergence of telecommunications, Information Technology, Media and Consumer Electronics has led to greater competition and faster innovation, thus increasing the industry’s complexity. These macro factors have, and continue to have, a material impact on how we plan for, and manage our business.

In the Italian telecommunications market there has been a reduction in consumer and business customers’ spending on both fixed and mobile services, driven by a decline of traditional voice services, only partially offset by the growth of new Broadband services.

The main strategic priorities and objectives of Telecom Italia in the Domestic market are to:

•	stabilize revenues;

•	defend market share on traditional services through quality of service;

•	grow innovative services leveraging on both access and applications services such as cloud services; and

•	develop UBB (UltraBroadband) networks taking into account further developments in the regulatory framework and technological changes.

Brazil Business Unit

Growth in the Brazilian telecommunications market is driven by mobile. Significant trends include acceleration of fixed to mobile substitution and the further development of broadband.

Mobile broadband represents in Brazil a competitive alternative to fixed broadband, considering the country’s geography and fixed network characteristics.

In light of these market trends, TIM Brasil’s main strategic priorities and objectives are to:

•	expand its customer base through fixed to mobile substitution;

•	pursue high potential in mobile broadband penetration;

•	continue network evolution, mainly through the increase of coverage on 3G and the roll out of the 4G network;

•	satisfy the growing demand for Internet services, while optimizing capital expenditure.

Argentina Business Unit

With respect to the telecommunications market in Argentina, growth is expected to be driven by fixed broadband and VAS, and mobile Internet and VAS.

Argentina’s strategic priorities are to:

•	further build on its market share and its fixed and mobile platforms;

•	enlarge its network capacity;

•	support premium positioning on mobile to boost value added services’ revenues;

•	fully exploit the high demand for data traffic.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

5.2.2    BUSINESS SEGMENTS

The Telecom Italia Group reports its financial results on basis of the following operating segments:

•

Domestic:    includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale) as well as the related support activities;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Argentina: includes fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telecommunications operations;

•	Media: includes television network operations and management;

•

Olivetti:    includes manufacture of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

The principal changes in the scope of consolidation in 2012 are as follows:

•	Matrix – Other Operations: the company was sold on October 31, 2012, and consequently excluded from the consolidation area as of such date.

The principal changes in the scope of consolidation in 2011 are as follows:

•	companies entering the scope of consolidation:

•

Tim Fiber – Brazil Business Unit:    on October 31, 2011, we acquired a 100% stake in the company Eletropaulo Telecomunicações Ltda and a 98.3% stake in AES Communications Rio de Janeiro S.A., both telecommunications infrastructure operators in the states of São Paolo and Rio de Janeiro, now renamed Tim Fiber SP and Tim Fiber RJ, respectively. As a result of certain further transactions, the original ownership interest in Tim Fiber RJ was subsequently increased to 99.7%. The acquisitions were carried out through the subsidiary Tim Celular S.A., into which the two companies were recently merged;

•

4GH group – Domestic Business Unit:    on July 27, 2011, the 4G Holding group entered the scope of consolidation (retail sale of telephony products) following the acquisition of 71% of the ordinary shares of 4G Holding S.p.A. which in turn holds 100% of 4G Retail S.r.l.; the two companies merged in 2012;

•	companies exiting the scope of consolidation:

•	Loquendo – Domestic Business Unit: on September 30, 2011, Loquendo S.p.A. was sold and consequently exited the scope of consolidation.

For a description of certain of these businesses, see “Item 4. Information on the Telecom Italia Group–4.2 Business Units”.

For purposes of the following discussion selected financial data of each Business Unit has been provided for 2012, 2011, and 2010 consistent with the structure of each Business Unit at December 31, 2012.

5.2.3    NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 20-F, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”).

Such financial data is considered Non-GAAP financial measures as defined in Item 10(e) of Regulation S-K under the 1934 Act.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

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

	As of December 31,
	2012	2011
	(millions of euros)
Non-current financial liabilities	34,091	35,860
Current financial liabilities	6,150	6,091

Gross financial debt (A)	40,241	41,951

Non-current financial assets (B)	(2,496)	(2,949)

Current financial assets:
Securities other than investments (current assets)	(754)	(1,007)
Financial receivables and other current financial assets	(502)	(462)
Cash and cash equivalents	(7,436)	(6,714)

Total current financial assets (C)	(8,692)	(8,183)

Financial assets (D=B+C)	(11,188)	(11,132)

Net financial debt (A+D)	29,053	30,819

5.2.4    OVERVIEW OF 2012 RESULTS OF OPERATIONS

In 2012, the following characterized the results in our domestic market:

•

in the Domestic Fixed Telecommunications Service Business, service revenues posted a -3.8% year on year result, a modest decline compared to the previous year. The continuing erosion of the access market, the decrease in market share (674 thousand fixed line losses in 2012 compared to 699 thousand fixed line losses in 2011 and 746 thousand fixed line losses in 2010) and lower traditional services demand and prices (both voice and data, especially in the Business segment) continued in 2012. The line loss was due to, apart from churn in favor of OLOs, disconnection of fixed lines without migration to other operators (a trend that is currently observed e.g. with respect to second homes or clients who abandon their landline and use their mobile phone only). On the revenue side these dynamics are partially offset by actions aimed to preserve the value of our customer base focused on the upselling of high value solutions, especially in the Broadband area;

•

the Domestic Mobile Telecommunications Service Business, is still characterized by aggressive and competitive behavior that has resulted in a decrease in prices, especially for traditional services (voice and data). This dynamic, in combination with the sharp reduction in mobile termination rates

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

(MTR) (from 5.3 euro cent to 2.5 euro cent) and the EU price cap on mobile data resulted in a drop of service revenues (-9.0% vs. -8.7% in 2011), only partially offset by the solid growth of mobile internet and by the sales of tablets and smartphones.

In 2012, the following characterized the results in our international markets:

•

Brazil.    Tim Brasil’s customer base grew in 2012 by 9.8% compared to 2011 (adding 6.3 million new customers); its market share expanded to 26.9% from 26.5% in 2011. Based on value market share (share in service revenues) Tim Brasil was the second largest Brazilian mobile operator. The company also recorded growth in its pre-paid segment increasing 8.9% year over year (reaching 59.7 million customers), while the post-paid clients increased 15.2% year over year (totaling 10.7 million subscribers).

Tim Brasil continued to focus on growth and profitability, through cost discipline and initiatives to increase revenue from value-added services, increase traffic volumes/usage and network service quality. In particular, revenues from services increased in 2012 by 6.9% compared to 2011 and revenues from handsets grew in 2012 by 35.3% compared to 2011, reflecting the company’s strategy of market penetration with high-end handsets (smartphones/webphones and tablets) as a lever to grow mobile data services.

On the cost side, Tim Brasil adopted a disciplined approach to client acquisition, credit analysis and operating expenses.

•

Argentina.    In the Fixed Business growth was mainly due to the increase in the broadband business. The leadership of the brand “Arnet” was based on effective communication with a differentiated offer by segment and competitive pricing. The broadband accesses increased by more than 5% over the prior year reaching 1.6 million accesses as of December 31, 2012. The ARPU increased by 17.6% over the prior year reaching 102.3 Argentine Pesos.

Rates for regulated voice services continued to be affected by the freezing of rates established by the Public Emergency Law enacted in January 2002. During 2012, the lines in service remained broadly stable at 4.1 million lines as of December 31, 2012. The ARBU (Average Revenue Billed per User) increased by more than 5% over the prior year as a result of the increase in value-added services and the penetration of traffic plans.

In the Mobile Business Telecom Personal’s customer portfolio increased by 0.8 million customers (+4.3% over the prior year), reaching 19 million lines as of December 31, 2012, of which 33% were post-paid customers.

At the same time, ARPU improved approximately by 12% over the prior year. A large part of this growth can be traced to value-added services (including SMS text messaging and the mobile internet service) which accounted for approximately 53% of mobile services revenues in 2012.

In Paraguay, the Núcleo customer base grew by about 7% over the prior year and at the end of 2012 Núcleo reached 2.3 million lines, of which 19% were postpaid. During the fourth quarter of 2012, Núcleo focused its efforts on the introduction of Mobile number portability (MNP), which took place on November 30, seeking to inform the market on the MNP benefits.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

The following table sets forth our consolidated income statement for the years ended December 31, 2012, 2011 and 2010.

Starting from the first half of 2012 the Telecom Italia Group early adopted and retrospectively applied the revised version of IAS 19 (Employee Benefits). Accordingly, the comparative figures of 2011 and 2010 have been restated on a consistent basis.

	Year ended December 31,
	2012	2011	2010
		(Restated)	(Restated)
	(millions of euros)
Revenues	29,503	29,957	27,571
Other income	298	299	255

Total operating revenues and other income	29,801	30,256	27,826

Acquisition of goods and services	(12,948)	(12,859)	(11,383)
Employee benefits expenses	(3,919)	(3,992)	(3,981)
Other operating expenses	(1,882)	(1,859)	(1,422)
Change in inventories	12	56	(135)
Internally generated assets	581	569	547
Depreciation and amortization	(5,340)	(5,496)	(5,542)
Gains (losses) on disposals of non-current assets	53	3	11
Impairment reversals (losses) on non-current assets	(4,432)	(7,358)	(63)

Operating profit (loss)	1,926	(680)	5,858

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(6)	(39)	99
Other income (expenses) from investments	2	16	289
Finance income	2,082	2,464	3,081
Finance expenses	(4,048)	(4,504)	(5,199)

Profit (loss) before tax from continuing operations	(44)	(2,743)	4,128
Income tax expense	(1,235)	(1,610)	(549)

Profit (loss) from continuing operations	(1,279)	(4,353)	3,579
Profit (loss) from Discontinued operations/Non-current assets held for sale	2	(13)	(7)

Profit (loss) for the year	(1,277)	(4,366)	3,572

Attributable to:
Owners of the Parent	(1,627)	(4,811)	3,118
Non-controlling interests	350	445	454

5.2.5    BUSINESS UNIT FINANCIAL DATA

As from the first half of 2012 the Telecom Italia Group early adopted and retrospectively applied the revised version of IAS 19 (Employee Benefits). Accordingly, the comparative figures of 2011 and 2010 for the Business Units have been restated on a consistent basis.

On October 31, 2012, Telecom Italia S.p.A. completed the sale of its wholly-owned subsidiary Matrix, to Libero, controlled by Weather Investment II S.à.r.l.. In 2012 Matrix was also moved to Other Operations and was consequently no longer part of Core Domestic in the Domestic Business Unit. Accordingly, the comparative figures of 2011 and 2010 have been restated on a consistent basis.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

		Domestic	Brazil	Argentina(1)	Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros, except number of employees)
Revenues(2)	2012 2011 2010	17,884 18,991 20,025	7,477 7,343 6,199	3,784 3,220 798	222 238 258		280 343 391		62 119 205		(206 (297 (305	) ) )	29,503 29,957 27,571

Operating profit (loss)	2012 2011 2010	1,078 (1,996 5,197)	966 984 685	214 509 110	(263 (88 (92	) ) )	(65 (43 (24	) ) )	(3 (37 (34	) ) )	(1 (9 16	) )	1,926 (680 5,858)

Capital expenditures on an accrual basis	2012 2011 2010	3,072 4,185 3,087	1,500 1,290 1,216	557 556 188	57 61 67		3 5 5		7 16 23		— (18 (3	) )	5,196 6,095 4,583

Number of employees at year-end(3)	2012 2011 2010	53,224 55,047 56,106	11,622 10,539 10,114	16,803 16,350 15,650	735 765 777		778 1,075 1,090		22 378 463		— — —		83,184 84,154 84,200

(1)	In the scope of consolidation since October 13, 2010.

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

5.2.6    Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

❖	REVENUES

Revenues amounted to 29,503 million euros in 2012, a decrease of 454 million euros, or 1.5%, compared to 29,957 million euros in 2011.

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2012		2011		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	17,884	60.6	18,991	63.4	(1,107)	(5.8)
Core Domestic	16,933	57.4	18,082	60.4	(1,149)	(6.4)
International Wholesale	1,393	4.7	1,393	4.6	—	—
Brazil	7,477	25.3	7,343	24.5	134	1.8
Argentina	3,784	12.8	3,220	10.7	564	17.5
Media, Olivetti and Other Operations(2)	564	1.9	700	2.3	(136)
Adjustments and eliminations	(206)	(0.6)	(297)	(0.9)	91

Total Revenues	29,503	100.0	29,957	100.0	(454)	(1.5)

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

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reported a decline of 1,107 million euros (-5.8%) in revenues in 2012, compared to 2011.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

This decrease is partly attributable to the entry into force, in July 2012, of the new mobile termination rates (MTR), which reduced these rates by 53% (from 5.3 to 2.5 eurocents), representing a sharp decrease compared to the tariffs in effect for full year 2011.

The performance of the domestic market was also affected by the macroeconomic environment and continuing competitive pressures.

In particular:

•

revenues from services were 17,077 million euros in 2012, down -5.6% compared to 2011. Specifically, revenues from services in the Mobile business decreased by 9.0% compared to 2011. The Fixed-line business revenues from services declined 496 million euros (-3.8% compared with 2011). The decrease in revenues in the mobile market was mainly due to the dilution of the ARPU on traditional services such as voice and text messaging and to the above-mentioned reduction of MTR tariffs (-286 million euros), which decrease was only partly offset by the growth of users and mobile internet. With respect to the fixed line market, the reduction is mainly attributable to the above-mentioned decrease in access lines and the contraction of prices and revenues from traditional services, both voice and data, in particular in the TOP Client segment;

•

product revenues of 807 million euros were 93 million euros (-10.3%) lower compared to 2011. The growth in Mobile devices, driven by a greater commercial push on mobile internet-enabled devices was more than offset by the sharp decline in Fixed-line products, attributable to a contraction of the market, but also to a more selective commercial strategy to defend the profit base.

With respect to the Brazil Business Unit, revenues grew by 1.8% in 2012 compared to the prior year. Revenues from services continued their positive trend, driven by the growth of the customer base (reaching approximately 70.4 million lines at December 31, 2012, up 9.8% compared to December 31, 2011). Handset revenues also increased compared to 2011.

With respect to the Argentina Business Unit, revenues increased 17.5% compared to 2011 (+564 million euros).

For a more detailed analysis of revenue performance by individual Business Units, reference should be made to “Item 4. Information On The Telecom Italia Group—4.2 Business Units”.

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	69	71	(2)	(2.8)
Recovery of employee benefit expenses, purchases and services rendered	36	36	—	—
Capital and operating grants	18	24	(6)	(25.0)
Damage compensation, penalties and sundry recoveries	53	36	17	47.2
Other income	122	132	(10)	(7.6)

Total other income	298	299	(1)	(0.3)

❖	OPERATING EXPENSES

Our operating expenses amounted to 27,875 million euros in 2012, a decrease of 3,061 million euros, or 9.9% compared to 30,936 million euros in 2011. Operating expenses declined primarily as a result of the reduced impairment losses on non-current assets which decreased from 7,358 million euros in 2011 to 4,432 million euros in 2012. The components of our operating expenses include the following:

•

Acquisition of goods and services amounted to 12,948 million euros in 2012, an increase of 89 million euros compared to 2011 (12,859 million euros). The increase is largely due to the increase in the commercial

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

and technical costs of the Argentina Business Unit (+300 million euros, including a negative exchange rate effect of 24 million euros) and the Brazil Business Unit (+109 million euros, including a negative exchange rate effect of 320 million euros), needed to support the growth of the customer base, voice and data traffic volumes, sales of mobile internet-enabled devices and, consequently revenues in Latin America. Offsetting these increases, the domestic business reduced acquisitions of goods and services by 345 million euros compared to 2011, partly attributable to a decrease in the portion of revenues to be paid to other operators, related to the reduction in mobile termination rates.

The following table sets forth the acquisition of goods and services for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	2,610	2,525	85	3.4
Portion of revenues to be paid to other operators and interconnection costs	4,018	4,232	(214)	(5.1)
Commercial and advertising costs	2,154	2,259	(105)	(4.6)
Power, maintenance and outsourced services	1,847	1,618	229	14.2
Rent and leases	666	647	19	2.9
Other service expenses	1,653	1,578	75	4.8

Total acquisition of goods and services	12,948	12,859	89	0.7

% on Revenues	43.9	42.9

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,945	3,144	(199)	(6.3)
Corporate restructuring expenses	8	12	(4)	(33.3)

Total employee benefits expenses—Italy	2,953	3,156	(203)	(6.4)

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	949	836	113	13.5
Corporate restructuring expenses	17	—	17

Total employee benefits expenses—Outside Italy	966	836	130	15.6

Total employee benefits expenses	3,919	3,992	(73)	(1.8)

% on Revenues	13.3	13.3

Employee benefits expenses were 3,919 million euros in 2012 compared to 3,992 million euros in 2011, a decrease of 73 million euros. The change was affected by:

•

the reduction of 203 million euros in the Italian component of employee benefits expenses, mainly due to the reduction in ordinary employee benefits expenses, resulting from the decrease in the average salaried workforce of 1,214 compared to 2011, and from restructuring expenses that were 4 million euros lower (8 million euros in 2012; 12 million euros in 2011). In 2012, these expenses derive from the balance between the provision charge of 15 million euros for Olivetti I-Jet (resulting from the agreements signed with the trade unions of the company put into liquidation in June 2012 a decline of 1.8%) and the use of a total of

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

7 million euros from the remaining provision for mobility under Law 223/91 by Telecom Italia S.p.A. (6 million euros), and by TI Sparkle and TI Information Technology (1 million euros). In 2011 the provision for mobility under Law 223/91, relating to the agreements signed in 2010 with the trade unions of the Parent Telecom Italia S.p.A. and of TI Information Technology, was adjusted by a total of 12 million euros;

•

the increase of 130 million euros in the foreign component of employee benefits expenses, due to the increase of 1,409 in the average salaried workforce, relating to the Brazil Business Unit and the Argentina Business Unit. In addition there was an increase of 17 million euros in restructuring expenses, related to the provision charge of the Argentina Business Unit (15 million euros) and Olivetti Engineering S.A., a subsidiary of Olivetti I-Jet (2 million euros).

The Group’s average salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(full time equivalent units, except percentages)
Average salaried workforce—Italy	52,347	53,561	(1,214)	(2.3)
Average salaried workforce—Foreign	26,217	24,808	1,409	5.7

Total average salaried workforce(1)	78,564	78,369	195	0.2

(1)	Includes the average employees with temp work contracts: 61 in 2012 (58 in Italy and 3 outside Italy). In 2011 the headcount was 87 (75 in Italy and 12 outside Italy).

Group’s employees at December 31, 2012 and 2011 were as follows:

	As of December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	54,419	56,878	(2,459)	(4.3)
Employees—Foreign	28,765	27,276	1,489	5.5

Total Employees(1)	83,184	84,154	(970)	(1.2)

(1)	Includes employees with temporary work contracts: 43 units at December 31, 2012 and 42 units at December 31, 2011.

•	Other operating expenses

The following tables sets forth other operating expenses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	548	533	15	2.8
Accruals to provisions	214	128	86	67.2
Indirect duties and taxes	391	349	42	12.0
TLC operating fees	621	675	(54)	(8.0)
Penalties, compensation and administrative sanctions	29	41	(12)	(29.3)
Association dues and fees, donations, scholarships and traineeships	25	23	2	8.7
Sundry expenses	54	110	(56)	(50.9)

Total other operating expenses	1,882	1,859	23	1.2

% on Revenues	6.4	6.2

Other operating expenses in 2012 are substantially in line with 2011.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

The decreases for the Domestic Business Unit (-70 million euros) and the Brazil Business Unit (-28 million euros, including a negative exchange rate effect of 54 million euros) are substantially offset by the increases for the other Business Units, primarily the Argentina Business Unit (+76 million euros, including a negative exchange rate effect of 6 million euros). In particular:

•

writedowns and expenses in connection with credit management (548 million euros; 533 million euros in 2011) consist of 370 million euros (389 million euros in 2011) relating to the Domestic Business Unit, 100 million euros (unchanged compared to 2011) relating to the Brazil Business Unit and 47 million euros (29 million euros in 2011) relating to the Argentina Business Unit;

•

accruals to provisions (214 million euros; 128 million euros in 2011) consist of 91 million euros (60 million euros in 2011) relating to the Brazil Business Unit, 92 million euros (50 million euros in 2011) relating to the Domestic Business Unit and 17 million euros (unchanged compared to 2011) relating to the Argentina Business Unit;

•

TLC operating fees (621 million euros; 675 million euros in 2011) consist of 487 million euros (554 million euros in 2011) relating to the Brazil Business Unit, 73 million euros (61 million euros in 2011) relating to the Argentina Business Unit and 59 million euros (58 million euros in 2011) relating to the Domestic Business Unit.

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	2,212	2,163	49	2.3
Depreciation of tangible assets—owned and leased	3,128	3,333	(205)	(6.2)

Total depreciation and amortization	5,340	5,496	(156)	(2.8)

% on Revenues	18.1	18.3

The decrease in depreciation and amortization charges is mainly attributable to the Domestic Business Unit (-305 million euros) principally due to lower amounts of depreciable or amortizable assets. This decrease was offset by the increase in depreciation and amortization charges of the Argentina Business Unit (+130 million euros), partly due to the reduction in the useful lives of Customer Relationships which resulted in an increase of 66 million euros in amortization charges.

•	Gains (losses) on disposals of non-current assets

In 2012, gains on disposals of non-current assets were 53 million euros and included the gain, net of the incidental expenses of 49 million euros, in connection with the completion of the sale of Matrix on October 31, 2012, as well as net gains on non-current assets mainly relating to the Domestic Business Unit.

In 2011, net gains on disposals of non-current assets amounted to 3 million euros and included the gain of 35 million euros, net of the related incidental expenses, realized on the sale of Loquendo at the end of September 2011 and the net losses from the disposal of tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

•	Net impairment losses on non-current assets

Net impairment losses on non-current assets were 4,432 million euros in 2012 (7,358 million euros in 2011) and are attributable to the annual impairment test conducted for the annual financial statements. Specifically, this item refers to:

–

4,016 million euros of the impairment loss is due to the Core Domestic Cash-generating Unit in the Domestic Business Unit. This was a further write down to the goodwill write down of 7,307 million euros in 2011;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

–

a total impairment of non-current assets and goodwill of 157 million euros in the Media Business Unit, established following the impairment test process and also taking account of the prospective sale of the investee La7 S.r.l. Specifically, the amount of impairment loss relating solely to the goodwill of the Media Business Unit was 105 million euros, while the remainder relates to non-current assets. This goodwill was previously written down by 57 million euros in 2011;

–

a total impairment loss of 253 million euros on Intangible assets and Goodwill in the Argentina Business Unit, recognized at the time control was acquired by the Telecom Italia Group. In detail, the amount of the impairment loss on Goodwill was 168 million euros, while the remaining portion (85 million euros) related to the impairment loss on Customer relationships.

Further details are provided in the “Note—Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OPERATING PROFIT (loss)

Operating profit was 1,926 million euros in 2012 (operating loss of 680 million euros in 2011).

The operating profit was adversely affected by the impact of the impairment charge of 4,426 million euros in 2012 (7,364 million euros in 2011 and resulted in an operating loss for that period).

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

The Share of profits (losses) of associates and joint ventures accounted for using the equity method was a loss of 6 million euros in 2012, and mainly related to Tiglio I S.r.l.

In 2011 this was a loss of 39 million euros, due to the writedown of the entire investment in the Italtel Group.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

In 2012 other income (expenses) from investments shows a net income of 2 million euros.

In 2011, the income balance of Other income (expenses) from investments was 16 million euros and referred to the gain (17 million euros) on the sale of the entire 27% investment in the Cuban operator EtecSA.

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) was a net expense of 1,966 million euros (a net expense of 2,040 million euros in 2011), an improvement of 74 million euros. This decrease was mainly due to the positive change in the value of several hedging derivatives, attributable to market fluctuations linked to currency translation. These changes, which are unrealized accounting changes, do not result in any actual monetary settlement. Other positive effects derive from the higher capitalization of finance expenses relating to the purchase of rights to use LTE mobile telephony frequency bands, by the Domestic Business Unit.

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

Income tax expense was 1,235 million euros, a decrease of 375 million euros compared to 2011. This item also includes 319 million euros relating to the recognition of the credit for the refund receivables for years prior to 2012, following the entry into force of Decree Law 16/2012, which enabled a request for a refund of IRES tax for the IRAP tax calculated on the cost of labor. Net of this effect, income tax decreased by 56 million euros compared to 2011, mainly as a result of the reduction in the tax base of the Parent Telecom Italia.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In 2012, the balance was a profit of 2 million euros, while in 2011 was a loss of 13 million euros and included profits and losses incurred in connection with sales transactions of prior years.

5.2.7    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2012 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2011

❖	DOMESTIC

On October 31, 2012, Telecom Italia S.p.A. completed the sale of the company Matrix, a wholly-owned subsidiary, to Libero, controlled by Weather Investment II S.à.r.l.. In 2012 Matrix was also moved to Other Operations and was consequently no longer part of Core Domestic in the Domestic Business Unit. Accordingly, the comparative figures of 2011 have been restated on a consistent basis.

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	17,884	18,991	(1,107)	(5.8)
Operating profit (loss)	1,078	(1,996)	3,074
% of Revenues	6.0
Employees at year-end (units)(*)	53,224	55,047	(1,823)	(3.3)

(*)

The 1,823 headcount change includes the effects resulting from the acquisition, as of January 1, 2012, of the Contact Center business and the related 249 staff from the company Advalso of the Olivetti Business Unit.

Revenues

Revenues decreased by 1,107 million euros, or 5.8%, from 18,991 million euros in 2011 to 17,884 million euros in 2012.

Such decrease was due in part to the continuing weak economy and a market characterized by sharp price reductions on traditional services and tough competition.

The decrease was primarily attributable to the decline in revenues on traditional services as well as the decline in revenues due to the new mobile termination rates (MTR)—which reduced these rates by 53% (from 5.3 to 2.5 euro cents)—and a Europe-wide cap on the price of roaming traffic. These decreases were only partly offset by the growth in innovative services, especially fixed-line broadband and mobile internet.

The following table sets forth the Domestic Business Unit’s revenues by market segment for the years ended December 31, 2012 and 2011.

•	Core Domestic

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	16,933	18,082	(1,149)	(6.4)
Consumer(1)	8,835	9,168	(333)	(3.6)
Business(2)	2,777	3,064	(287)	(9.4)
Top(2)	3,102	3,529	(427)	(12.1)
National Wholesale	2,052	2,104	(52)	(2.5)
Other	167	217	(50)	(23.0)
Operating profit (loss)	958	(2,136)	3,094
% of Revenues	5.7	(11.8)
Employees at year-end (units)	52,289	54,038	(1,749)	(3.2)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

(1)

The company Matrix was sold on October 31, 2012. In 2012 Matrix was also classified under Other Operations, and thus excluded from the Consumer segment of Core Domestic. The periods under comparison have been reclassified accordingly.

(2)

2011 figures for the Business and Top segments have been reclassified for purposes of comparison with the 2012 figures, which take into account the new customer classification criteria introduced at the beginning of 2012.

•

Consumer:    revenues for the Consumer segment were 8,835 million euros, a decrease of 333 million euros compared to 2011 (-3.6%); although revenues declined, this reflects an improvement in the overall recovery from the reduction recorded in 2011 (-5.0%) despite the negative impact of lower termination rates (-211 million euros). This improvement was due in particular to a stabilization of the erosion in voice revenues (both Fixed and Mobile), strong growth in Browsing revenues and growth in sales of devices (+118 million euros, +35.4%), especially mobile internet enabled devices. The decrease, which is entirely attributable to revenues from services (-451 million euros, -5.1%), is due—in addition to the aforementioned lower termination rates—to traditional Voice and Messaging services, the effects of which are in part offset by growth in mobile internet (+70 million euros, +13%) and fixed broadband access (+34 million euros, +3.6%).

•

Business:    revenues in the Business segment were 2,777 million euros in 2012, a decrease of 9.4% or 287 million euros compared to 2011, due to erosion of the customer base (-6.6% Fixed and -4.8% Mobile, excluding data only lines, compared to 2011) and to a fall in usage and Average Revenue Per User (ARPU) especially on voice services.

•

Top:    revenues in the Top segment were 3,102 million euros in 2012, a decrease of 427 million euros (-12.1%) compared to 2011, mainly due to a slow down in demand due to the weak economy. Revenues from services decreased 260 million euros (-8.6%), primarily attributable to traditional voice and data services, only partly offset by growth in new services, in particular cloud and mobile internet. Revenues from sales decreased 167 million euros (-34% compared to 2011). This performance, in addition to the deteriorating economy already noted for services, also reflects more selective commercial policies aimed at improving profitability.

•

National Wholesale:    revenues in the Wholesale segment amounted to 2,052 million euros in 2012, a decline of 52 million euros (-2.5%) on 2011, mainly due to lower carrying and interconnection revenues, only partly offset by growth in access services to alternative operators.

•	International Wholesale

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,393	1,393	—	—
Of which third parties	985	960	25	2.6
Operating profit	121	141	(20)	(14.2)
% of Revenues	8.7	10.1
Employees at year-end (units)	935	1,009	(74)	(7.3)

International Wholesale segment revenues were 1,393 million euros in 2012, in line with the previous year.

During 2012 International Wholesale continued to pursue rationalization measures aimed at a more selective customer portfolio and traffic strategy.

Revenue performance in Voice (+1.4%) and IP/Data (+5.8%) businesses helped to contain the contraction reported in the other segments, especially multinational customers (-10%).

Operating profit (loss)

Operating profit (loss) was a profit of 1,078 million euros, compared to a loss of 1,996 million euros in 2011, up 3,074 million euros. This improvement in 2012 in reporting an operating profit is mainly due to the lower goodwill impairment loss of 4,016 million euros in 2012 attributable to the Core Domestic cash-generating unit compared to a goodwill write-off of 7,307 million euros in 2011.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

The operating profit (loss) was impacted by the change in the following line items as reflected in the table below.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	6,409	6,754	(345)	(5.1)
Employee benefits expenses	2,834	3,031	(197)	(6.5)
Other operating expenses	699	769	(70)	(9.1)

In detail:

•

acquisition of goods and services decreased 345 million euros (-5.1%) compared to 2011. This decrease was mainly due to a decline in revenues due to other telecommunication operators, owing principally to the reduction in Mobile termination rates;

•

employee benefits expenses decreased 197 million euros from 2011, attributable mostly to the reduction in the average salaried workforce by 710 compared to the previous year, offset by higher expenses as a result of the acquisition, as of January 1, 2012, of the Contact Center business and the related 249 staff from the company Advalso of the Olivetti Business Unit;

•	other operating expenses decreased 70 million euros compared with 2011, as shown in the following table:

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	370	389	(19)	(4.9)
Provision charges	92	50	42	84.0
TLC operating fees and charges	59	58	1	1.7
Indirect duties and taxes	103	108	(5)	(4.6)
Sundry expenses	75	164	(89)	(54)

Total	699	769	(70)	(9.1)

Employees

Employees are 52,289 as of December 31, 2012, a reduction of 1,749 units compared to December 31, 2011.

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	2012	2011	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	7,477	7,343	18,764	17,086	1,678	9.8
Operating profit	966	984	2,424	2,289	135	5.9
% of Revenues	12.9	13.4	12.9	13.4
Employees at year-end (units)	11,622	10,539	11,622	10,539	1,083	10.3

Revenues

Revenues for 2012 were 18,764 million Brazilian reais, an increase of 1,678 million Brazilian reais on 2011 (+9.8%). Revenues from services were 16,420 million Brazilian reais, up from 15,353 million Brazilian reais in

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

2011 (+6.9%). Revenues from product sales increased from 1,733 million Brazilian reais in 2011 to 2,344 million Brazilian reais in 2012 (+35.3%), reflecting the company’s strategy of market penetration with high-end handsets (smartphones/webphones and tablets) as an important lever for the expansion of revenues from data services.

Mobile Average Revenue Per User (ARPU) was 19.1 reais in 2012 compared with 21.4 reais for 2011 (-10.7%). The performance of ARPU and revenues from services not only reflects competitive pressures that have led to a decline in unit prices in the voice business, but also the lower mobile operator network interconnection rate, in force since February 2012.

The total number of lines at December 31, 2012 was 70.4 million, 9.8% higher than at December 31, 2011, representing a 26.9% market share measured by number of lines.

Operating profit

Operating profit was 2,424 million Brazilian reais, up 135 million Brazilian reais on 2011. Operating profit growth was sustained by the increase in revenues, mainly VAS, offset in part by higher termination costs due to increased traffic volumes and costs strictly linked to changes in the customer base.

It should be noted that operating profit includes the administrative penalties imposed by the Brazilian telecommunications authority (ANATEL) and other expenses of 53 million Brazilian reais. In particular, disputes with ANATEL concerning the years 2007/2009 and amounting to 26 million Brazilian reais, were recognized following confirmation by the Board of the Brazilian telecommunications authority of measures taken against TIM Brasil. An additional 11 million Brazilian reais relates to disputes with other operators regulated by ANATEL for the years 2008-2011.

With regard to changes in costs, the following table sets forth certain expenses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	2012	2011	Changes
			(a)	(b)	(a-b)%
	(millions of euros)		(millions of Brazilian reais, except percentages)
Acquisition of goods and services	4,508	4,399	11,313	10,234	1,079	10.5
Employee benefits expenses	344	321	865	747	118	15.8
Other operating expenses	719	747	1,804	1,738	66	3.8
Change in inventories	2	(19)	4	(45)	49	—

•

acquisition of goods and services were 11,313 million Brazilian reais (10,234 million Brazilian reais in 2011). The 10.5% increase compared to the previous year (+1,079 million Brazilian reais) was due to the following:

•	+418 million Brazilian reais in revenues due to other TLC operators;

•	+497 million Brazilian reais, mainly, for the purchases of products;

•	+191 million Brazilian reais for rent and lease costs;

•	-27 million Brazilian reais for external services costs;

•

employee benefits expenses, were 865 million Brazilian reais, up 118 million Brazilian reais compared with 2011 (+15.8%). The average salaried workforce grew from 9,194 in 2011 to 10,051 in 2012. The percentage of employee benefits expenses to revenues was 4.6% in 2012, increasing 0.2 percentage points compared to 2011;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

•

other operating expenses were 1,804 million Brazilian reais, an increase of 3.8% (1,738 million Brazilian reais in 2011). Such expenses are set forth in the table below for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	251	232	19	8.2
Accruals to provisions	228	140	88	62.9
TLC operating fees	1,223	1,290	(67)	(5.2)
Indirect duties and taxes	30	33	(3)	(9.1)
Sundry expenses	72	43	29	67.4

Total	1,804	1,738	66	3.8

Employees

Employees were 11,622 at December 31, 2012, an increase of 1,083 people compared to December 31, 2011 (10,539 units).

❖	ARGENTINA

The following table sets forth certain financial and other data for the Argentina Business Unit for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	2012	2011	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Argentine pesos, except percentages and employees)
Revenues	3,784	3,220	22,116	18,496	3,620	19.6
Operating profit	214	509	1,253	2,925	(1,672)	(57.2)
% of Revenues	5.7	15.8	5.7	15.8
Employees at year-end (units)(*)	16,803	16,350	16,803	16,350	453	2.8

(*)	Includes employees with temporary work contracts: 3 and 1 as of December 31, 2012 and 2011, respectively.

Revenues

Revenues in 2012 were 22,116 million Argentine pesos, an increase of 3,620 million Argentine pesos (+19.6%) compared with 2011 (18,496 million Argentine pesos) principally due to growth of the broadband and mobile customer base, as well as ARPU. The main source of revenues for the Argentina Business Unit is mobile telephony, which accounts for about 73% of the consolidated revenues of the Business Unit, increasing more than 22% compared to 2011.

Operating profit

Operating profit for 2012 was 1,253 million Argentine pesos compared to 2,925 million Argentine pesos for 2011. The decrease (1,672 million Argentine pesos) was mainly due to full impairment of the goodwill recognized at the time control was acquired by the Telecom Italia Group (979 million Argentine pesos), the partial impairment of its Customer relationships (501 million Argentine pesos) and an increase in amortization charges for Customer relationships resulting from the updating of their useful lives (383 million Argentine pesos).

Changes in costs are explained as follows:

•

acquisition of goods and services were 9,927 million Argentine pesos (8,031 million Argentine pesos in 2011). The increase of 23.6% compared to the same period of the prior year (+1,896 million Argentine pesos) was mainly due to higher external service costs of 1,246 million Argentine pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise of 424 million Argentine pesos;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

•

employee benefits expenses were 3,422 million Argentine pesos, an increase of 676 million Argentine pesos compared to 2011 (+24.6%). The increase was principally due to salary increases, resulting from the periodic revision of trade union agreements, mainly to reflect the effect of inflation, and staff restructuring costs of 90 million Argentine pesos only partially offset by a reduction in other employee benefits expenses totaling 65 million Argentine pesos. In addition, there was an increase in the average salaried workforce in the mobile area. The percentage of employee benefits expenses to total revenues is 15.5%, increasing 0.7 percentage points over 2011;

•	other operating expenses were 2,387 million Argentine pesos, an increase of 25.4% (1,903 million Argentine pesos in 2011). Such expenses consist of the following.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of Argentine pesos, except percentages)
Impairments and expenses in connection with credit management	275	169	106	62.7
TLC operating fees and charges	424	348	76	21.8
Indirect duties and taxes	1,592	1,286	306	23.8
Sundry expenses	96	100	(4)	(4.0)

Total	2,387	1,903	484	25.4

Employees

Employees were 16,803 at December 31, 2012, an increase of 453 units compared to December 31, 2011 (16,350).

❖	MEDIA

On May 9, 2012, the Board of Directors of Telecom Italia Media approved of the decision of the Board of Directors of Telecom Italia S.p.A. to initiate the process of disposal of the Media segment. As a result, in May 2012 a company restructuring transaction was initiated that led to the creation of La7 S.r.l., a wholly owned subsidiary of Telecom Italia Media S.p.A., to which—with effect from September 1, 2012—the television assets were transferred through the assignment of a business unit by Telecom Italia Media S.p.A.

The following table sets forth certain financial and other data for the Media Business Unit for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	222	238	(16)	(6.7)
Operating profit (loss)	(263)	(88)	(175)
% of Revenues	(118.5)	(37.0)
Employees at year-end (units)	735	765	(30)	(3.9)

Revenues were 222 million euros in 2012, a decrease of 16 million euros compared to 238 million euros in 2011. Such revenues included:

•

La7 (in 2011 and until June 2012 this Business area was called TI Media—La7 and it included Corporate activities in addition to the TV business) revenues in 2012, before intragroup eliminations, were 123 million euros, down 16 million euros on the previous year. This result reflects the reduction in net advertising revenues which in 2012 declined by 3 million euros (-2.7% on 2011). This decline was exacerbated by the loss of revenues from the Competence Center, which ceased operations in September 2011, and had previously generated revenues of 13 million euros. In 2012, La7 had an average daily audience share of 3.5% and the La7d channel reported net advertising revenues of 8 million euros, up 2 million euros (+27.7%);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

•

MTV Group revenues were 55 million euros, before intragroup eliminations, a decrease of 19 million euros compared to 2011 (74 million euros). This decrease is mainly due to lower net advertising revenues (40 million euros in 2012 compared to 50 million euros in 2011) and the decrease in Playmaker activities to third parties by 7 million euros;

•

revenues from Network Operator activities (TIMB), before intragroup eliminations were 75 million euros, compared to 55 million euros in the previous year, an increase of 20 million euros. The positive change is due both to the evolution of existing contracts and to new channels put under contract at the end of 2011 for digital terrestrial TV on Multiplexes, which led to the full use of the available digital band since February 2012.

Operating loss

Operating loss was 263 million euros, compared to a loss of 88 million euros for 2011, representing an increase of 175 million euros. Specifically, 2012 includes a total impairment of non-current assets and Goodwill of 157 million euros, established following the impairment test process and also taking account of the prospective sale of the investee LA7 Srl. The impairment loss relating to goodwill is 105 million euros (57 million euros of impairment loss in 2011).

In particular:

•

the operating loss of LA7 was 160 million euros, an increase in the loss of 137 million euros compared to 2011 (23 million euros including the above mentioned compensation). This result largely reflects both the contraction in revenues mentioned above and higher operating costs mostly connected with programming costs of La7 and La7d channels (+30 million euros and +4 million euros, respectively);

•

the operating loss of MTV group was 38 million euros, a decrease of 25 million euros compared to 2011 primarily due to the decrease in revenues described above, and as a result of the deep editorial transformation of the main channel which during the year went from being a purely musical channel to a more entertainment oriented channel targeted to a young/adult audience;

•

the operating loss of the Network Operator was 54 million euros, an increase in the loss of 9 million euros over 2011; this result was influenced by the above mentioned increase in sales while operating costs were substantially in line with the previous year and by the goodwill writedown for 70 million euros in 2012 (43 million euros in 2011).

Employees

Employees were 735 at December 31, 2012, a decrease of 30 units compared to December 31, 2011 (765 units).

Sale of La7 S.r.l.

On March 4, 2013 the Board of Directors of Telecom Italia Media S.p.A., a subsidiary of Telecom Italia S.p.A., voted to grant a mandate to finalize the agreement for the sale of the entire investment in La7 S.r.l. to Cairo Communication S.p.A., excluding the 51% investment in MTV Italia S.r.l. On March 6, 2013, Telecom Italia Media and Cairo Communication signed an agreement for the sale of 100% of La7 S.r.l..

Under the agreements reached, Telecom Italia Media S.p.A. will receive a sale consideration of 1 million euros. La7 S.r.l. will be recapitalized for a sufficient amount to ensure a positive net financial position, at the transfer date, of no less than 88 million euros. This recapitalization will also contribute to reaching the agreed level of equity of 138 million euros at the transfer date.

As a result of the transaction, Telecom Italia S.p.A. has waived intragroup financial receivables, due from Telecom Italia Media S.p.A., for a total amount of 100 million euros.

According to the agreements, a long-term transmission capacity supply contract will also be entered into between La7 S.r.l. and Telecom Italia Media Broadcasting S.r.l.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

This sale allows the Telecom Italia Group to terminate its financial support of La7 S.r.l. while keeping the network operator Telecom Italia Media Broadcasting S.r.l. within its scope of operations.

The completion of the sale is subject to the receipt of required regulatory approvals.

❖	OLIVETTI

On January 1, 2012, the activities and resources of the Advalso S.p.A. contact center were sold to Telecontact Center S.p.A. (a subsidiary of Telecom Italia—Domestic Business Unit), as part of a project to bring all Telecom Italia Group call center operations under centralized management.

In addition, on June 13, 2012 the shareholders of the subsidiary Olivetti i-Jet S.p.A. voted to place the company in liquidation.

The following table sets forth, certain financial and other data for the Olivetti Business Unit for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	280	343	(63)	(18.4)
Operating profit (loss)	(65)	(43)	(22)	(51.2)
% of Revenues	(23.2)	(12.5)
Employees at year-end (units)	778	1,075	(297)	(27.6)

Revenues

Revenues for 2012 were 280 million euros, down 63 million euros compared to 2011. The decrease in revenues is largely related to: lower sales of 21 million euros in the indirect channel in Italy (SME and professional offices), the channel most exposed to the current weak economy; lower sales of 10 million euros in the International and Latin America areas, due to the cancellation of product supply contracts with unsatisfactory margins; and lower product supply contracts with Telecom Italia of 4 million euros. The remaining decline in revenues was due to lower sales of industrial applications resulting from the winding up Olivetti I-Jet S.p.A.

Operating loss

Operating loss was 65 million euros in 2012 compared with an operating loss of 43 million euros 2011.

The result is affected by provision charges for restructuring expenses and other winding up expenses totaling 31 million euros, as a result of the start of the liquidation of Olivetti I-Jet S.p.A, in accordance with the process of repositioning the Business Unit’s activities, in line with the shift towards a paperless world and mobile applications.

In addition, the result was also affected, by impairment losses on assets of 3 million euros related to the winding-up Olivetti I-Jet S.p.A..

Employees

Employees at December 31, 2012 were 778, a reduction of 297 compared to December 31, 2011 (1,075 units).

5.2.8    YEAR ENDED DECEMBER 31, 2011 COMPARED WITH YEAR ENDED DECEMBER 31, 2010

Starting from the first half of 2012 the Telecom Italia Group early adopted and retrospectively applied the revised version of IAS 19 (Employee Benefits). Accordingly, the comparative figures of 2011 and 2010 have been restated on a consistent basis.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

❖	REVENUES

Revenues amounted to 29,957 million euros in 2011, an increase of 2,386 million euros, or 8.7%, compared to 27,571 million euros in 2010.

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2011		2010		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	18,991	63.4	20,025	72.6	(1,034)	(5.2)
Core Domestic	18,082	60.4	19,022	69.0	(940)	(4.9)
International Wholesale	1,393	4.6	1,569	5.7	(176)	(11.2)
Brazil	7,343	24.5	6,199	22.5	1,144	18.5
Argentina(2)	3,220	10.7	798	2.9	2,422	—
Media, Olivetti and Other Operations(3)	700	2.3	854	3.1	(154)	(18.0)
Adjustments and eliminations	(297)	(0.9)	(305)	(1.1)	8	—

Total Revenues	29,957	100.0	27,571	100.0	2,386	8.7

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

Revenues in the Domestic Business Unit (divided into Core Domestic and International Wholesale) declined by 5.2% compared to 2010. The decrease in revenues, notwithstanding the weak domestic economy and continuing competitive pressures, was slowing and improving. This was due to higher mobile revenues (particularly revenues from services and internet mobile devices), protection of the value of the customer base and development of ICT services in the fixed area.

Revenues from services in 2011 indicated an improving trend over the prior year. Revenues from services in the mobile area were still being impacted, although to a lesser degree, by the competitive repositioning of TIM’s plans particularly as regards voice traffic.

The fixed-line area, with a decline in revenues from services, displayed a considerable improvement in the fourth quarter of 2011. In particular, revenues from retail customers decreased at a lower pace than that recorded in 2010 and showed an improving trend during the course of 2011.

With respect to handset sales, revenues recovered entirely driven by the mobile area which benefited from a greater sales push on handsets offering mobile internet connectivity.

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

For a more detailed analysis of revenue performance by individual Business Units, reference should be made to “Item 4. Information on The Telecom Italia Group—4.2 Business Units”.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	71	72	(1)	(1.4)
Recovery of employee benefit expenses, purchases and services rendered	36	47	(11)	(23.4)
Capital and operating grants	24	38	(14)	(36.8)
Damage compensations, penalties and sundry recoveries	36	18	18	100.0
Sundry income	132	80	52	65.0

Total other income	299	255	44	17.3

❖	OPERATING EXPENSES

Our operating expenses amounted to 30,859 million euros in 2011, an increase of 8,851 million euros, or 40.2% compared to 22,008 million euros in 2010. The increase is attributable to the following:

•

Acquisition of goods and services amounted to 12,859 million euros in 2011, an increase of 1,476 million euros, or 13.0%, compared to 2010 (11,383 million euros). The increase was largely due to the entry of the Argentina Business Unit in the scope of consolidation for the full-year 2011 (+1,052 million euros, including a negative exchange rate effect for 34 million euros) and the significant increase in the sales and technical costs of the Brazil Business Unit—the main cause of the overall increase of 879 million euros—needed to support the growth of the customer base and sales. Offsetting these increases in part were declines in the domestic business which benefitted from cost cutting actions which contributed to a reduction in purchases of 365 million euros compared to 2010 (-5.1%).

The following table sets forth acquisition of goods and services for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	2,525	1,568	957	61.0
Portion of revenues to be paid to other operators and interconnection costs	4,232	4,275	(43)	(1.0)
Commercial and advertising costs	2,259	2,100	159	7.6
Power, maintenance and outsourced services	1,618	1,258	360	28.6
Rent and leases	647	594	53	8.9
Other service expenses	1,578	1,588	(10)	(0.6)

Total acquisition of goods and services	12,859	11,383	1,476	13.0

% on Revenues	42.9	41.3

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

•	Employee benefits expenses

The following table sets forth employee benefit expenses for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	3,144	3,273	(129)	(3.9)
Corporate restructuring expenses	12	258	(246)	(95.3)

Total employee benefits expenses—Italy	3,156	3,531	(375)	(10.6)

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	836	450	386	85.8
Corporate restructuring expenses	—	—

Total employee benefits expenses—Outside Italy	836	450	386	85.8

Total employee benefits expenses	3,992	3,981	11	0.3

% on Revenues	13.3	14.4

The change was affected by:

•	the increase connected with the consolidation of the Argentina Business Unit for the full year 2011 (+11,521 average salaried workforce compared to 2010);

•	lower expenses owing to the contraction of the average salaried workforce (the above effect relating to the Argentina Business Unit is already excluded) by 3,301 compared to 2010;

•

the provisions for expenses for mobility under Law 223/91, related to the 2010 agreements with the unions entered into by the Parent Telecom Italia S.p.A. and Telecom Italia Information Technology, had been adjusted by 12 million euros, of which 9 million euros for the Parent Telecom Italia and 3 million euros for Telecom Italia Information Technology.

The Group’s average number of salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(Full time equivalent units, except percentages)
Average salaried workforce—Italy	53,561	57,087	(3,526)	(6.2)
Average salaried workforce—Foreign(1)	24,808	13,063	11,745	89.9

Total average salaried workforce(2)	78,369	70,150	8,219	11.7

(1)

The increment in the average employees of the salaried workforce is primarily attributable to the consolidation of the Argentina Business Unit for the full year 2011 (15,232 average headcount in 2011).

(2)	Includes the average employees with temp work contracts: 87 in 2011 (75 in Italy and 12 outside Italy). In 2010 the headcount was 84 (68 in Italy and 16 outside Italy).

Group’s employees at December 31, 2011 and 2010 were as follows:

	As of December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	56,878	58,045	(1,167)	(2.0)
Employees—Foreign	27,276	26,155	1,121	4.3

Total Employees(1)	84,154	84,200	(46)	(0.1)

(1)	Includes employees with temporary work contracts: 42 units at December 31, 2011 and 71 units at December 31, 2010.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	533	478	55	11.5
Accruals to provisions	128	80	48	60.0
Indirect duties and taxes	349	200	149	74.5
TLC operating fees	675	484	191	39.5
Penalties, compensation and administrative sanctions	41	105	(64)	(61.0)
Association dues and fees, donations, scholarships and traineeships	23	24	(1)	(4.2)
Sundry expenses	110	51	59	115.7

Total other operating expenses	1,859	1,422	437	30.7

% on Revenues	6.2	5.2

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

•

accruals to provisions recorded for pending disputes relate mainly to 60 million euros (18 million euros in 2010) of the Brazil Business Unit, 50 million euros (53 million euros in 2010) of the Domestic Business Unit and, 17 million euros of the Argentina Business Unit;

•

TLC operating fees comprise 554 million euros (412 million euros in 2010) attributable primarily to the Brazil Business Unit, 61 million euros attributable to the Argentina Business Unit and 58 million euros to the Domestic Business Unit.

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	2,163	2,216	(53)	(2.4)
Depreciation of tangible assets—owned and leased	3,333	3,326	7	0.2

Total depreciation and amortization	5,496	5,542	(46)	(0.8)

% on Revenues	18.3	20.1

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

•	Gains (losses) on disposals of non-current assets

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

•	Impairment losses on non-current assets

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

Macroeconomic and market conditions reflected a slowdown in the higher growth emerging economies and fears of a recession in many mature economies, in particular countries in the Euro zone, which was particularly acute in the domestic market. Added to this was an escalation, in the second half of the year, of financial market pressures, with particular reference to higher interest rates for the Italian government. The impairment test therefore took into account the deterioration of the financial markets in general terms, with reference to interest rates, while worsening expectations regarding the market prospects of the Domestic and Media Business Unit were major factors in making the determination of impairment in specific terms.

It should be emphasized that the cost of capital of the Core Domestic CGU recorded a significant increase compared to December 31, 2010, principally due to the rise in long-term rates of the sovereign securities of Italy, from 7.90% to 8.90%.

Further details are provided in the “Note—Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Furthermore, this item includes other impairment charges on tangible assets.

❖	OPERATING PROFIT (loss)

Operating loss was 680 million euros in 2011 (operating profit of 5,858 million euros in 2010). The operating loss is attributable to the impact of the impairment charge of 7,364 million euros on the goodwill allocated to the Domestic and Media Business Units.

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
EtecSA (Cuba)	—	84	(84)	(100.0)
Italtel group	(38)	3	(41)
Other	(1)	12	(13)	(108.3)

Total	(39)	99	(138)	(139.4)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

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

In 2011, Other income (expenses) from investments was income balance of 16 million euros and includes 17 million euros for the gain on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount was in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010.

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

Finance income (expenses) was a net expense of 2,040 million euros (a net expense of 2,118 million euros in 2010), with a positive change of 78 million euros largely arising from lower net debt exposure.

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

Income tax expense was 1,610 million euros an increase of 1,061 million euros compared to 2010 (549 million euros). In particular, income taxes in 2010 included a benefit of more than 600 million euros deriving mainly from the recognition of deferred tax assets by the Brazil Business Unit. Such deferred tax assets were in connection with tax loss carryforwards which became recoverable on the basis of the prospects of earnings of the companies in the Business Unit. In addition to this effect, the increase in income taxes was also due to the higher taxable base of the Parent, Telecom Italia, the Brazil Business Unit as well as the consolidation of the Argentina Business Unit for the full year 2011.

❖	LOSS FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In 2011, the balance was a loss of 13 million euros and includes expenses incurred in connection with sales transactions of prior years. In 2010, the balance was a loss of 7 million euros and included the same type of transactions.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

5.2.9    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2011 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2010

❖	DOMESTIC

On October 31, 2012, Telecom Italia S.p.A. completed the sale of the company Matrix, a wholly-owned subsidiary, to Libero, controlled by Weather Investment II S.à.r.l.. In 2012 Matrix was also moved to Other Operations and was consequently no longer part of Core Domestic in the Domestic Business Unit. Accordingly, the comparative figures of 2011 and 2010 have been restated on a consistent basis.

The table below sets forth certain financial and other data for the Domestic Business Unit for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	18,991	20,025	(1,034)	(5.2)
Operating profit (loss)	(1,996)	5,197	(7,193)	(138.4)
% of Revenues		26.0
Employees at year-end (units)	55,047	56,106	(1,059)	(1.9)

Revenues decreased by 1,034 million euros, or 5.2%, from 20,025 million euros in 2010 to 18,991 million euros in 2011.

The table below sets forth the Domestic Business Unit’s revenues by market segment for the years ended December 31, 2011 and 2010.

•	Core Domestic

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	18,082	19,022	(940)	(4.9)
Consumer (1)	9,168	9,688	(520)	(5.4)
Business (2)	3,267	3,509	(242)	(6.9)
Top (2)	3,327	3,515	(188)	(5.3)
National Wholesale	2,104	2,076	28	1.3
Other	216	234	(18)	(7.7)
Operating profit (loss)	(2,136)	5,002	(7,138)	(142.7)
% of Revenues	(12)	26.3	(38.1)	(144.9)
Employees at year-end (units)	54,038	55,051	(1,013)	(1.8)

(1)

The company Matrix, was sold on October 31, 2012. In 2012 Matrix was also classified under Other Operations, and thus excluded from the Consumer segment of Core Domestic. 2011 and 2010 have been reclassified accordingly.

(2)	2011 and 2010 figures for the Business and Top segments doesn’t take into account the new customer classification criteria introduced at the beginning of 2012.

In 2011, except for National Wholesale, revenues in all segments declined but reflected an improving trend during the course of the year due to the growth of the mobile customer base, a reduction in the loss of fixed accesses and the effectiveness of new offers both in terms of the slowdown in price reductions and the development of new services (Broadband and ICT). In particular:

•

Consumer: the Consumer segment reported a decrease in revenues of 520 million euros (-5.4%) compared to 2010. 2010 included revenues of 35 million euros relating to the end of the “1001TIM” loyalty program which had resulted in the recognition of revenues from previously deferred bonus points that had not been

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

used by the customer. The decrease was attributable to a decline in revenues from services. This decline was attributable to traditional voice services, both mobile and fixed, that were only partly offset by higher mobile internet revenues (+81 million euros, or +17.8% compared to 2010 and +28 million euros, or +22.6% in the fourth quarter compared to the same period of the prior year).

•

Business: in 2011, revenues in the Business segment decreased by -242 million euros (-6.9%). This decline principally related to the mobile services and traditional fixed-line voice services, with the latter, in particular, attributable to the smaller customer base (-5.8% compared to 2010);

•

Top: the reduction in revenues in 2011 by the Top segment was 188 million euros (-5.3%) compared to 2010. Such decline principally related to revenues from services (-144 million euros, or -4.8%), due, in particular, to a decline in fixed telephony and a reduction in per unit mobile voice revenues which was only partially compensated by the growth in fixed-line ICT.

•

National Wholesale: the increase in the revenues of National Wholesale (+28 million euros, or +1.3%) was generated by the growth of the customer base of ANOs utilizing services for Local Loop Unbundling, Wholesale Line Rental and Bitstream.

•	International Wholesale

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,393	1,569	(176)	(11.2)
Of which third parties	960	1,099	(139)	(12.6)
Operating profit	141	194	(53)	(27.3)
% of Revenues	10.1	12.4
Employees at year-end (units)	1,009	1,055	(46)	(4.4)

Revenues of International Wholesale (the Telecom Italia Sparkle group) were 1,393 million euros in 2011, down 176 million euros, or -11.2% compared to 2010. Such decline was almost entirely due to voice services (-167 million euros, or -14.8%), which were adversely impacted by strong price pressure caused by market competition and also measures to rationalize the sector based on a more selective approach in terms of the quality of the customer portfolio and traffic, without any significant impact on margins. Revenues in 2010 included 29 million euros generated by the subsidiary Elettra which was sold in September 2010.

Operating profit (loss)

Operating profit (loss) was a loss of 1,996 million euros in 2011, a decrease of 7,193 million euros compared to 2010. In particular, operating loss in 2011 included the goodwill impairment charge of 7,307 million euros relating to the Core Domestic cash-generating unit, recorded on the basis of the results of the impairment test as described above.

The operating profit (loss) was impacted by the change in the following line items.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	6,754	7,129	(375)	(5.3)
Employee benefits expenses	3,031	3,405	(374)	(11.0)
Other operating expenses	769	704	65	9.2

In detail:

•	acquisition of goods and services: decreased by 375 million euros (-5.3%) compared to 2010. Such decrease was mainly due to a decrease in the amounts to be paid to other operators, owing principally

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

to the reduction in mobile termination rates. The higher expense for certain items, such as energy and variable costs related to product/service sales, was absorbed by efficiency measures applied to fixed operating costs;

•

employee benefits expenses: decreased by 374 million euros compared to 2010, attributable mainly to the reduction in the average salaried workforce, and the introduction also of the new law on pensions (Law 214 of December 22, 2011) which extended the retirement age. It should be noted that employee benefits expenses in 2010 included a total of 254 million euros for the start by the Parent, Telecom Italia, SSC—Shared Service Center S.r.l. and Telecom Italia Sparkle of the mobility procedure under Law 223/91. In 2011, the provisions were adjusted by only 12 million euros, of which 9 million euros was for the Parent, Telecom Italia, and 3 million euros for SSC—Shared Service Center S.r.l.;

•

other operating expenses: rose by 65 million euros compared to 2010, mainly due to the increase in expenses and provision charges connected with credit management and credit risks, particularly related to Business clientele reflecting the general weak economic conditions.

The goodwill impairment charge of the Core Domestic CGU (7,307 million euros in 2011), was due to the result of the impairment test conducted at June 30, 2011 (impairment loss of 3,182 million euros) and at December 31, 2011 (impairment loss of 4,125 million euros), using the same method adopted in previous impairment tests. Macronomic and market conditions reflected a slowdown in the higher growth emerging economies and fears of a recession in many mature economies, in particular countries in the Euro zone, which was particularly acute in the domestic market. Added to this was an escalation, in the second half of the year, of financial market pressures, with particular reference to higher interest rates paid by the Italian government for issuing debt. The impairment test therefore took into account the deterioration of the financial markets in general terms, with reference to interest rates, while worsening expectations regarding the market prospects of the Domestic and Media Business Unit were major factors in making the determination of impairment.

Further details are provided in the Note “Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Employees

Employees are 55,047 as of December 31, 2011, a reduction of 1,059 units compared to December 31, 2010.

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	2011	2010	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	7,343	6,199	17,086	14,457	2,629	18.2
Operating profit	984	685	2,289	1,597	692	43.3
% of Revenues	13.4	11.0	13.4	11.0
Employees at year-end (units)	10,539	10,114	10,539	10,114	425	4.2

Revenues

Revenues totaled 17,086 million Brazilian reais, an increase of 2,629 million Brazilian reais compared to 2010 (+18.2%).

Service revenues in 2011 were 15,353 million Brazilian reais, an increase of 1,782 million Brazilian reais compared to 13,571 million Brazilian reais in the prior year (+13.1%); product revenues increased from 886 million Brazilian

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

reais in 2010 to 1,733 million Brazilian reais in 2011 (+95.6%), reflecting the strategy to penetrate the market with high-value smartphones and webphones as leverage for the development of mobile data services.

The mobile ARPU, or average revenue per user, was 21.4 Brazilian reais at December 2011 compared to 23.7 Brazilian reais at December 2010 (-9.8%).

Total mobile lines at December 31, 2011 were 64.1 million, an increase of 25.6% over December 31, 2010, corresponding to a 26.5% market share of mobile lines.

Operating profit

Operating profit was 2,289 million Brazilian reais in 2011, an increase of 692 million Brazilian reais compared to 2010. This improvement in operating profit was attributable to the increase of revenues partnered by operating efficiencies achieved on the front of industrial cost, employees benefit expenses and trade receivables management.

Operating profit also was positively impacted by lower depreciation and amortization charges of 254 million Brazilian reais (2,340 million Brazilian reais in 2011, compared to 2,594 million Brazilian reais in 2010). In particular, the reduction in amortization was partly due to the revision of the useful life of software (+166 million Brazilian reais) carried out in 2010 and partly to reduced use of handset subsidies during 2011.

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

•

employee benefits expenses, amounted to 747 million Brazilian reais, an increase of 88 million Brazilian reais compared to 2010 (+13.4%). The average salaried workforce increased from 8,727 in 2010 to 9,194 in 2011. The percentage of employee benefits expenses to revenues was 4.4%, decreasing 0.2 percentage points compared to 2010; and

•	other operating expenses, amounted to 1,738 million Brazilian reais in 2011, an increase of 26.8% (1,371 million Brazilian reais in 2010). Such expenses consisted of the following:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	232	311	(79)	(25.4)
Accruals to provisions	140	41	99	241.5
TLC operating fees	1,290	961	329	34.2
Indirect duties and taxes	33	26	7	26.9
Sundry expenses	43	32	11	34.4

Total	1,738	1,371	367	26.8

Employees

Employees were 10,539 at December 31, 2011, an increase of 425 people compared to December 31, 2010 (10,114 units).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

❖	ARGENTINA

The following table gives the main results reported by the Argentina Business Unit for the full year 2011 and, for 2010, starting from the acquisition date of control of the Business Unit by the Telecom Italia Group (October 13, 2010). The amounts presented include the effects of the application of the purchase price method. Specifically, all the assets and liabilities of the Sofora group were measured for their recognition at fair value at the acquisition date. Such amounts, as required by IFRS, were adjusted by the definitive amounts determined during the course of 2011, within 12 months of the acquisition date. The income statement for the 12 months of 2011 thus includes the effects of such measurements and particularly the higher amortization and depreciation related thereto (equal to 858 million Argentine pesos, about 149 million euros, in 2011). Such higher amortization and depreciation in 2010 only had an impact from October 13, 2010 and amounted to 221 million Argentine pesos (about 43 million euros).

	Year ended December 31, 2011		Period from October 13, 2010 to December 31, 2010
	(millions of euros, except percentages and employees)	(millions of Argentine pesos, except percentages and employees)	(millions of euros, except percentages and employees)	(millions of Argentine pesos, except percentages and employees)
Revenues	3,220	18,496	798	4,142
Operating profit	509	2,925	110	568
% of Revenues	15.8	15.8	13.7	13.7
Employees at year-end (units)(*)	16,350	16,350	15,650	15,650

(*)	Includes employees with temporary work contracts: 1 and 18 at December 31, 2011 and 2010, respectively.

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

Revenues

Revenues were 18,496 million Argentine pesos in 2011, an increase of 26.5% compared to the prior year (14,627 million Argentine pesos in 2010). The increase was mainly due to the growth of the customer base in the fixed and broadband businesses as well as mobile businesses, in addition to the higher ARPU. The main source of revenues for the Argentina Business Unit was mobile telephony which accounted for 71% of consolidated revenues, an increase of 32% in 2011 compared to 2010.

Operating profit

Operating profit rose by 57 million Argentine pesos (+2.0%) to 2,925 million Argentine pesos in 2011. It included the effects of the application of the purchase price method which led to higher net expenses, mainly for amortization and depreciation, of 907 million Argentine pesos (about 158 million euros); such higher expenses had an effect on the 2010 results from October 13, 2010 only and amounted to 281 million Argentine pesos (about 54 million euros).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

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

•

employee benefits expenses, of 2,746 million Argentine pesos, increased by 716 million Argentine pesos compared to 2010 (+35.3%). The change came from salary increases, as a result of periodical revisions in union agreements and largely connected to inflation. In addition, the average salaried workforce in the mobile area increased. The percentage of employee benefits expenses to total revenues was 14.8%, increasing 0.9 percentage points over 2010;

•	other operating expenses: amounted to 1,903 million Argentine pesos, increasing 23.7% (1,538 million Argentine pesos in 2010). Such expenses consisted of the following:

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of Argentine pesos, except percentages)
Impairments and expenses in connection with credit management	169	115	54	47.0
TLC operating fees	348	273	75	27.5
Indirect duties and taxes	1,286	1,064	222	20.9
Sundry expenses	100	86	14	16.3

Total	1,903	1,538	365	23.7

Employees

Employees were 16,350 at December 31, 2011, an increase of 700 units compared to December 31, 2010 (+4.5%).

❖	MEDIA

The table below sets forth certain financial and other data for the Media Business Unit for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	238	258	(20)	(7.8)
Operating profit (loss)	(88)	(92)	4	(4.3)
% of Revenues	(37.0)	(35.7)
Employees at year-end (units)	765	777	(12)	(1.5)

Revenues were 238 million euros in 2011, a decrease of 20 million euros (-7.8%) compared to 258 million euros in 2010. The decrease in revenues was due to the following:

•

revenues of La7 in 2011, amounted to 139 million euros (115 million euros in 2010), increasing 24 million euros (+21.0%) compared to 2010, due to the significant increase of 32.1% in overall gross advertising sales in 2011 compared to 2010, which amounted to 186 million euros. In 2011, advertising sales were positively influenced by the excellent audience performance of the La7 channel, which reported an average daily audience share of 3.8%, and the La7d channel, with net advertising sales amounting to 6 million euros;

•	MTV Group revenues were 74 million euros in 2011, a decrease of 24 million euros compared to 2010 (98 million euros). This result was mainly due to:

•	the decrease in net advertising sales of 9 million euros;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

•	lower revenues of Playmaker (-7 million euros);

•	lower revenues of MTV Mobile (-2 million euros), due to the contractual amendment at the end of 2010; and

•	the decrease in the revenues from the music satellite channels (-2 million euros) following the renegotiation of the contract—at lower values—with Sky;

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

Operating loss

Operating loss was 88 million euros in 2011, a reduction of 4 million euros compared to a loss of 92 million euros in 2010, due to the contribution of 21 million euros related to the indemnity for the early termination of the Competence Center contract. In particular:

•

the operating profit of La7, which includes the above mentioned 21 million euros indemnity, was a loss of 23 million euros, an improvement of 33 million euros compared to 2010 (an operating loss of 56 million euros); such result was affected by the higher contribution of revenues as previously described, which more than offset the higher operating costs linked largely to the programming of La7 and La7d channels;

•	the operating profit of the MTV Group was down in 2011, decreasing of 5 million euros compared to 2010, due to the reduction in sales only partially offset by the containment of operating costs;

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

❖	OLIVETTI

The following table sets forth certain financial and other data for the Olivetti Business Unit for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	343	391	(48)	(12.3)
Operating profit (loss)	(43)	(24)	(19)	79.2
% of Revenues	(12.5)	(6.1)
Employees at year-end (units)	1,075	1,090	(15)	(1.4)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2012

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

European sales were up in the French and British affiliates, a fall in both the German affiliate (since January 2012, sales operations are conducted through a local agency) and in the Spanish affiliate which was materially impacted by the weak macroeconomic climate in that country. Revenues were-stable in the international sales channel (sales to extra EU and extra Latin America customers). The gains made by South America in sales were significant. This market is recording strong growth such that expectations are for a strengthening of Olivetti’s presence there.

Operating loss

Operating loss was 43 million euros, an increase of 19 million euros compared to the loss of 24 million euros in 2010.

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

The Telecom Italia Group’s goal is to achieve an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin (composed by cash and cash equivalents, marketable securities and undrawn committed credit lines) to cover refinancing requirements at least for the next 12 months.

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

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2012	2011	2010
	(millions of euros)
Cash flows from (used in) operating activities	8,521	8,512	6,873
Cash flows from (used in) investing activities	(4,683)	(6,301)	(3,319)
Cash flows from (used in) financing activities	(2,864)	(713)	(3,904)
Cash flows from (used in) discontinued operations/non-current assets held for sale	—	—	—

Aggregate cash flows (A)	974	1,498	(350)
Net cash and cash equivalents at beginning of the year: (*) (B)	6,670	5,282	5,484
Net foreign exchange differences on net cash and cash equivalents (C)	(247)	(110)	148

Net cash and cash equivalents at end of the year: (*) (D=A+B+C)	7,397	6,670	5,282

(*)

For further details please see the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010 of the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows from operating activities. Cash flows from operating activities were 8,521 million euros in 2012, 8,512 million euros in 2011 and 6,873 million euros in 2010.

2012 compared to 2011

The increase of 9 million euros in 2012 compared to 2011 was attributable to:

•	an increase in profit (loss) from continuing operations of 3,074 million euros (a loss of 1,279 million euros in 2012 compared to a loss of 4,353 million euros in 2011);

•

a positive effect of change in trade receivable and net amounts due from customers on construction contracts equal to 848 million euros (a net source of 851 million euros in 2012 compared to a net source of 3 million euros in 2011);

•	a positive effect of change in trade payables of 25 million euros (a net use of 139 million euros in 2012 compared to a net use of 164 million euros in 2011); and

•	an positive effect of change in inventories of 48 million euros (12 million euros in 2012 compared to a decrease of 36 million euros in 2011).

Such increases in cash flows were partially offset by:

•

a negative effect of impairment losses (reversals) on non-current assets (including investments) of 2,931 million euros (a net source of 4,434 million euros in 2012 compared to a net source of 7,365 million euros in 2011), due to the results of the impairment test for goodwill principally relating to the Domestic Business;

•	a negative effect of net change in current income tax receivables/payables of 563 million euros (a net use of 473 million euros in 2012 compared to a net source of 90 million euros in 2011);

•	a decrease in depreciation and amortization of 156 million euros (5,340 million euros in 2012 compared to 5,496 million euros in 2011);

•

a negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of 144 million euros (a net use of 35 million euros in 2012 compared to a net source of 109 million euros in 2011);

•	a negative effect of net change in deferred tax assets and liabilities equal to 77 million euros (a net source of 79 million euros in 2012 compared to a net source of 156 million euros in 2011);

•	a negative effect of change in employee benefits of 46 million euros (a net use of 221 million euros in 2012 compared to a net use of 175 million euros in 2011);

•

an increase in losses realized on disposals of non-current assets (including investments) of 36 million euros (a net use of 54 million euros in 2012 compared to a net use of 18 million euros in 2011); and

•

a negative effect of share of losses of associates and joint ventures accounted for using the equity method of 33 million euros (a net source of 6 million euros in 2012 compared to a net source of 39 million euros in 2011).

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

•	a positive effect of net change in deferred tax assets and liabilities equal to 904 million euros (a net source of 156 million euros in 2011 compared to a net use of 748 million euros in 2010);

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

•

a positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of 1,090 million euros (a net source of 109 million euros in 2011 compared to a net use of 981 million euros in 2010).

Such increases in cash flows were partially offset by:

•	a decrease in profit (loss) from continuing operations of 7,935 million euros (from a profit of 3,582 million euros in 2010 compared to a loss of 4,353 million euros in 2010);

•	a decrease in depreciation and amortization of 48 million euros (5,542 million euros in 2010 compared to 5,496 million euros in 2011);

•	a negative effect of change in employee benefits of 248 million euros (a net use of 175 million euros in 2011 compared to a net source of 73 million euros in 2010); and

•	a negative effect of change in inventories of 132 million euros (a net use of 36 million euros in 2011 compared to a net source of 96 million euros in 2010).

Cash flows used in investing activities. Cash flows used in investing activities were 4,683 million euros in 2012, 6,301 million euros in 2011 and, 3,319 million euros in 2010.

2012 compared to 2011

The decrease in cash used in investing activities in 2012 compared to 2011 of 1,618 million euros was due to:

•	the effect of change in financial receivables and other financial assets of 1,099 million euros (a net source of 519 million euros in 2012 compared to net use of 580 million euros in 2011);

•	a decrease in capital expenditures (tangible and intangible assets on a cash basis) of 229 million euros (5,309 million euros in 2012 compared to 5,538 million euros in 2011); and

•	a decrease in acquisition of control of subsidiaries or other businesses of 661 million euros (a net use of 7 million euros in 2012 compared to a net use of 668 million euros in 2011).

Such effects were partially offset by:

•

a decrease of 358 million euros in proceeds from sale/repayments of intangible, tangible and other non-current assets (a net source of 77 million euros in 2012 compared to a net source of 435 million euros in 2011);

•

a decrease of 11 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (a net source of 40 million euros in 2012 compared to a net source of 51 million euros in 2011); and

•	a negative effect of acquisition/disposals of other investments of 2 million euros (a net use of 3 million euros in 2012 compared to a net use of 1 million euros in 2011).

2011 compared to 2010

The increase in cash used in investing activities in 2011 compared to 2010 of 2,982 million euros was mainly due to:

•	an increase in capital expenditures (tangible and intangible assets on a cash basis) of 1,058 million euros (5,538 million euros in 2011 compared to 4,480 million euros in 2010);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	an increase in acquisition of control of subsidiaries or other businesses of 664 million euros (a net use of 668 million euros in 2011 compared to a net use of 4 million euros in 2010);

•	a negative effect of change in financial receivables and other financial assets of 1,082 million euros (a net use of 580 million euros in 2011 compared to a net source of 502 million euros in 2010);

•	net cash and cash equivalents arising from the acquisition of the control of the Sofora group—Argentina that in 2011 was nil (in 2010 amounted to 392 million euros); and

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

Cash flows used in financing activities. Cash flows used in financing activities were 2,864 million euros in 2012, 713 million euros in 2011 and 3,904 million euros in 2010.

Cash flows used in financing activities in 2012 of 2,864 million euros reflected mainly the following:

•

an decrease in financial liabilities and other of 1,831 million euros, as a result of the issuance of new debt (4,624 million euros), the change in current financial liabilities and other (negative of 796 million euros) and the repayments of non-current financial liabilities (5,659 million euros); and

•	the payment of dividends of 1,031 million euros.

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

On a consolidated basis, at December 31, 2012 Net Financial Debt was 29,053 million euros compared to 30,819 million euros at December 31, 2011 (a decrease of 1,766 million euros).

The net financial position of Telecom Italia is independent of that of Telco and Telecom Italia has no obligation to repay the debt held by Telco since they are two distinct legal entities.

In our updated 2013-2015 Plan we confirmed as one of our strategic priorities the continuing deleveraging to reduce the Group’s Net Financial Debt.

Please see “Introduction–Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which could cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information–3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial targets we have established.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Net Financial Debt as of December 31, 2012, 2011 and 2010 is set forth in the following table.

	As of December 31,
	2012	2011	2010
	(millions of euros)
Non-current financial liabilities	34,091	35,860	34,348
Current financial liabilities	6,150	6,091	6,882
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

GROSS FINANCIAL DEBT (A)	40,241	41,951	41,230

NON-CURRENT FINANCIAL ASSETS (B)	(2,496)	(2,949)	(1,863)

Current financial asset:
Securities other than investments (current assets)	(754)	(1,007)	(1,316)
Financial receivables and other current financial assets	(502)	(462)	(438)
Cash and cash equivalents	(7,436)	(6,714)	(5,526)
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

TOTAL CURRENT FINANCIAL ASSETS (C)	(8,692)	(8,183)	(7,280)

FINANCIAL ASSETS (D=B+C)	(11,188)	(11,132)	(9,143)

NET FINANCIAL DEBT (A+D)	29,053	30,819	32,087

The non-current portion of gross financial debt was 34,091 million euros at December 31, 2012 (35,860 million euros at December 31, 2011 and 34,348 million euros at December 31, 2010) and corresponds to 84.7% of total gross financial debt.

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

Volatility in the levels of interest rates and exchange rates since the fourth quarter of 2008 due to the financial crisis, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

CHANGE IN NET FINANCIAL DEBT DURING 2012

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2012:

(millions of euros)
Net financial debt as of December 31, 2011	30,819
Capital expenditures	5,196
Dividends paid	1,031
Financial investments	10
Share capital increases/decreases	2
Disposal of investments and other divestitures	151
Cash flows from operating activities, net of other uses (sources)	(8,156)

Net change in 2012	(1,766)

Net financial debt as of December 31, 2012	29,053

In particular:

•	Capital expenditures on an accrual basis were 5,196 million euros in 2012, a decrease of 899 million euros compared to 2011. The breakdown is as follows:

	Year ended December 31,
	2012		2011		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	3,072	59.1	4,185	68.7	(1,113)
Brazil	1,500	28.9	1,290	21.2	210
Argentina	557	10.7	556	9.1	1
Media, Olivetti and other activities	67	1.3	82	1.3	(15)
Adjustments	—		(18)	(0.3)	18

Total consolidated capital expenditures	5,196	100.0	6,095	100.0	(899)

% on revenues	17.6		20.3

In particular:

•

the Domestic Business Unit reported a decline of 1,113 million euros in capital expenditures in 2012. Excluding capital expenditures for 2011 relating to the purchase of user rights for LTE mobile telephony frequency bands (1,223 million euros) there was a 110 million euro increase in 2012 compared to 2011, attributable in particular to the development of next generation networks (LTE and fiber) in part offset by the lower requirement in relation to delivery of new systems owing to the slowdown and contraction of the fixed-line business;

•

the Brazil Business Unit reported an increase of 210 million euros in capital expenditures in 2012 (including a negative exchange rate effect of 94 million euros), for the purchase of user rights for fourth generation (4G) mobile telephony frequency bands (145 million euros) as well as investments to improve the quality of the network infrastructure;

•

the Argentina Business Unit reported capital expenditures in line with the prior year (+1 million euros taking account of a negative exchange rate effect of 9 million euros). In addition to costs of customer acquisition, expenditure was aimed at enlarging and upgrading broadband services to improve transmission capacity and increase access speed, at traditional fixed-line access to meet demand and at backhauling to support mobile access growth. Telecom Personal also invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

•

Financial investments were 10 million euros in 2012 and mainly relate to the payment of incidental expenses and other payables in connection with the acquisition of investments during the last part of the year. In 2011, the amount was 925 million euros, mainly relating to the increase in the stake held in the Sofora—Telecom Argentina group, the acquisition of control of the 4G Holding Group and the acquisition of control of the companies Tim Fiber SP and Tim Fiber RJ.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•

Share capital increase/decrease. In 2012 these amount to a negative 2 million euros and relate to incidental expenses connected to the capital increase in Tim Participações S.A that took place in 2011: on October 31, 2011, the capital increase of Tim Participações S.A. was completed with a cash in for the Telecom Italia Group of 240 million euros, net of the related incidental expenses.

•	Disposal of investments and other divestitures amounted to 151 million euros in 2012 and principally relates to:

•	85 million euros received, net of related incidental expenses and the net financial debt of the investee, from the sale on October 31, 2012 of the entire stake held in Matrix;

•	59 million euros from the collection of the installments on the sale of the investment in EtecSA Cuba, which took place at the end of January 2011.

***

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

The sales of receivables to factoring companies during 2012 had a positive effect on net financial debt at December 31, 2012 of 1,233 million euros (1,334 million euros at December 31, 2011).

CHANGE IN NET FINANCIAL DEBT DURING 2011

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2011:

(millions of euros)
Net financial debt as of December 31, 2010	32,087
Capital expenditures	6,095
Dividends paid	1,326
Financial investments	925
Share capital increases/decreases	(240)
Disposal of investments and other divestitures	(486)
Cash flows from operating activities, net of other uses (sources)	(8,888)

Net change in 2011	(1,268)

Net financial debt as of December 31, 2011	30,819

In particular:

•	Capital expenditures on an accrual basis were 6,095 million euros in 2011, an increase of 1,512 million euros compared to 2010. The breakdown is as follows:

	Year ended December 31,
	2011		2010		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	4,185	68.7	3,087	67.4	1,098
Brazil	1,290	21.2	1,216	26.5	74
Argentina	556	9.1	188	4.1	368
Media, Olivetti and other activities	82	1.3	95	2.1	(13)
Adjustments	(18)	(0.3)	(3)	(0.1)	(15)

Total consolidated capital expenditures	6,095	100.0	4,583	100.0	1,512

% on revenues	20.3		16.6

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In particular:

•

the Domestic Business Unit reported an increase of 1,098 million euros in 2011. The increase was due to the acquisition of the user rights for 800, 1800 and 2600 MHz LTE frequencies, to be used for broadband mobile communication services, for a total of 1,223 million euros. This followed the auction by the Ministry of Economic Development which took place in the second half of 2011. The user rights, formally awarded by the Ministry on October 3, 2011, were assigned in February 2012;

•

the Brazil Business Unit reported an increase of 74 million euros in 2011. The success of the new sales strategy has brought a gradual reduction in the portion of subscriber acquisition costs capitalized and an increase in the expenditures dedicated to network infrastructures so as to sustain the growth of voice and data traffic;

•

the Argentina Business Unit reported an increase of 368 million euros in 2011. With respect to the fixed network, capital expenditures were directed to the expansion of the optical fiber infrastructure and access network, development of Backhauling for mobile traffic, DWDM technology and expansion of the IP backbone in order to improve transmission capacity and increase the access speed offered to customers. At the same time, Personal principally invested in the 3G network to increase capacity and expand coverage as well as in the platforms to expand the Value-Added Services and in IT projects.

•	Share capital increases were 240 million euros in 2011, an increase of 173 million euros compared to 2010 and were solely attributable to the share capital increase of Tim Participações S.A.

•	Financial investments were 925 million euros in 2011, an increase of 869 million euros compared to 2010, and were attributable to:

•

Acquisition of stakes in the Sofora—Telecom Argentina group. During 2011, the Telecom Italia Group increased the stakes held in Sofora Telecomunicaciones S.A. and in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones) for a total investment of 211 million euros. Following those acquisitions, Telecom Italia Group’s economic interest in Telecom Argentina moved from 16.2% as of December 31, 2010 to 22.7% as of December 31, 2011.

•

Acquisition of control of the 4GH group. On July 27, 2011, Telecom Italia, after having received the National Antitrust Authority’s (AGCM) approval, finalized the acquisition of a 71% stake in the company 4G Holding S.p.A., with a total impact on net financial debt of 27.4 million euros, for an outlay of about 8.6 million euros (including transaction costs) and the consolidation of the financial debt of the acquired companies.

•

Acquisition of control of the companies Tim Fiber SP and Tim Fiber RJ. On October 31, 2011, two companies belonging to the AES Atimus group, telecommunications infrastructure operators in the states of São Paolo and Rio de Janeiro, were acquired from Companhia Brasiliana de Energia, through the subsidiary Tim Celular S.A. The total impact on net financial debt was 686 million euros, attributable to the payment of 656 million euros (including transaction costs) and the consolidation of the financial debt of the acquired group.

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

Gross Financial Debt

On a consolidated basis, at December 31, 2012, our gross financial debt amounted to 40,241 million euros (41,951 million euros at December 31, 2011) and included non-current financial liabilities (long-term debt) of 34,091 million euros (35,860 million euros at December 31, 2011) and current financial liabilities (short-term debt) of 6,150 million euros (6,091 million euros at December 31, 2011).

As of December 31, 2012, approximately 65.4% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais, Argentine Peso and Japanese Yen.

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2012		As of December 31, 2011
	(millions of foreign currency)
USD	12,499	9,474	12,386	9,572
GBP	2,535	3,106	2,532	3,032
BRL	2,945	1,092	2,624	1,081
JPY	19,865	175	20,809	208
ARS	331	51	740	133
PYG	123,347	22	140,043	24
EURO		26,321		27,901

Total gross financial debt		40,241		41,951

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

Active programs:

•

the Telecom Italia Euro Medium Term Note (“EMTN”) Programme. The maximum amount permitted to be issued under the Programme, including multiple tranches and multiple currencies, is 20 billion euros. This is the Group’s only active debt program although it can issue debt instruments on an ad hoc basis if needed.

Inactive programs:

•

the Shelf Registration Statement, expired on December 29, 2011, which allowed for the issuance, by Telecom Italia S.p.A.’s wholly-owned subsidiary Telecom Italia Capital S.A. and under a guarantee by Telecom Italia S.p.A., of an indeterminate amount of debt securities at various terms, rates and maturities;

•

the Olivetti Euro Medium Term Note Programme, which allowed for the issuance of a total amount of 15 billion euros in debt (or the equivalent in other currencies), at various terms, rates and maturities; and

•

the Old Telecom Italia Global Medium Term Note Program (“Global Note Program”), which allowed for the issuance of a total amount of U.S.$12 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following table highlights the utilization of the above mentioned EMTN Programme at the end of 2012.

		As of December 31, 2012
		EMTN Programme
		(millions of euros)
Total amount of the program (max outstanding notes)	(A)	20,000.00

Notes and bonds issued		22,802.79
Notes and bonds repaid		6,745.23

Net utilization of the program	(B)	16,057.56

Remaining available amount of the program	(A-B)	3,942.44

Notes and bonds

At December 31, 2012 we had notes and bonds outstanding of 27,549 million euros (28,373 million euros at December 31, 2011). Their nominal repayment amount was 26,323 million euros, a decrease of 652 million euros compared to December 31, 2011 (26,975million euros).

Changes in bonds during 2012 were as follows:

	Currency	Amount (millions)
NEW ISSUES			Issue date
Telecom Italia S.p.A. 750 million euros 4.625% maturing 06/15/2015	Euro	750	06/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% maturing 12/14/2018	Euro	750	06/15/2012
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 09/20/2017	Euro	1,000	09/20/2012
Telecom Italia S.p.A. 1,000 million euros 4.000% maturing 01/21/2020	Euro	1,000	12/21/2012

	Currency	Amount (millions)	Repayment date
REPAYMENTS
Telecom Italia S.p.A. 6.250% 1,222.5 million euros(1)	Euro	1,222.5	02/01/2012
Telecom Italia Finance S.A. 107.7 million euros, 3 month Euribor+1.30%	Euro	107.7	03/14/2012
Telecom Italia Finance S.A. 7.250% 790 million euros(2)	Euro	790	04/24/2012
Telecom Italia S.p.A. 1,000 million euros, 3 month Euribor+0.53%	Euro	1,000	12/06/2012

(1)	Net of buybacks by the Company of 27.5 million euros during 2011.

(2)	Net of buybacks by the Company of 210 million euros during 2011 and 2012.

	Currency	Amount (millions)	Buyback period
BUYBACKS
Telecom Italia Finance S.A., 790 million euros 7.250%, maturing April 2012(1)	Euro	11.6	January 2012
Telecom Italia Finance S.A. 678 million euros 6.875%, maturing January 2013(1)	Euro	80.8	January – May 2012
Telecom Italia S.p.A. 432 million euros 6.750%, maturing March 2013(2)	Euro	212.9	July 2012
Telecom Italia S.p.A. 268 million euros 3 month Euribor+0.63%, maturing July 2013	Euro	232.3	July 2012
Telecom Italia S.p.A. 284 million euros 7.875%, maturing January 2014	Euro	215.9	July 2012
Telecom Italia S.p.A. 557 million euros 4.750%, maturing May 2014	Euro	116.2	July 2012

(1)

Buybacks of the above bonds during 2011 amounted to 290 million euros (199 million euros on the bonds maturing April 2012 and 91 million euros on the bonds maturing January 2013). As a result, the total amount bought back was 382 million euros.

(2)	As of December 2011, bonds had already been bought back for a total of 5 million euros. As a result, the total amount bought back was 218 million euros.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2012, the nominal amount is equal to 230 million euros and decreased by 36 million euros compared to December 31, 2011 (266 million euros).

For further details about the outstanding notes and bonds as of December 31, 2012 please see also “Note—Financial liabilities (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Subordinated bond issue

On March 20, 2013, the Parent issued a 750 million euros subordinated bond to institutional investors. The bond matures in 2073, is callable in 2018 and bears interest at 7.75%.

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the syndicated committed credit lines available at December 31, 2012.

	As of December 31, 2012		As of December 31, 2011
	Committed	Drawdown	Committed	Drawdown
	(billions of euros)
Revolving Credit Facility—expiring February 2013	1.25	—	1.25	0.25
Revolving Credit Facility—expiring August 2014	8.00	1.50	8.00	2.00
Revolving Credit Facility—expiring December 2013	0.20	—	0.20	0.20

Total	9.45	1.50	9.45	2.45

On May 24, 2012, Telecom Italia signed a new contract to extend half of the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The extension was obtained through a Forward Start Facility of 4 billion euros which will come into effect in August 2014 (or at a prior date if Telecom Italia prematurely cancels the commitments under the current RCF 2014) and will expire in May 2017.

On September 21 and 28, 2012 the drawdowns were repaid of 200 million euros and 250 million euros from the revolving credit facilities expiring respectively in December 2013 and February 2013.

On October 8, 2012 a drawdown of 500 million euros on the revolving credit facility expiring August 2014 was repaid. As a result, the overall facility of 8 billion euros has currently been drawn down for a total of 1.5 billion euros.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.13 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.4%.

For further details about the maturities of financial liabilities in terms of the expected nominal repayment amount, as contractually agreed, please see “Item 5. Operating And Financial Review And Prospects—5.3 Liquidity And Capital Resources—Contractual Obligations and Commitments”.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounts to 16,140 million euros at December 31, 2012, corresponding to the sum of Cash and cash equivalents and current Securities other than investments, totaling 8,190 million euros (7,721 million euros at December 31, 2011), and the committed credit lines, mentioned above, of which a total of 7,950 million euros has not been drawn down. This margin was more than adequate to cover the Group’s debt maturing over the next 24 months measured from January 1, 2013.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In particular:

•

Cash and cash equivalents amount to 7,436 million euros (6,714 million euros at December 31, 2011). The different technical forms of investing available cash at December 31, 2012 may be broken down as follows:

•	Maturities: investments have a maximum maturity of three months;

•

Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality. Investments by the companies in South America are made with leading local counterparts;

•	Country risk: investments are made mainly in major European financial markets.

•

Securities other than investments amount to 754 million euros at December 31, 2012 (1,007 million euros at December 31, 2011). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They include: Italian treasury bonds (BTPs) purchased by Telecom Italia S.p.A. and Telecom Italia Finance S.A., amounting respectively to 358 million euros and 204 million euros, Italian Treasury Credit Certificates (CCTs) for 5 million euros (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as stated by the Italian Ministry of the Economy and Finance Decree of December 3, 2012) and 183 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The BTPs and CCTs, which represent investments in “Sovereign debt securities”, were purchased in compliance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009. For further details please see “Note—Financial Risk Management” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Treasury policies

The Group uses a variety of instruments to finance its operations and raise liquidity, in particular bond issues, alongside committed and uncommitted bank lines.

Off-Balance Sheet Arrangements

As of December 31, 2012, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Guarantees for 18 million euros, net of back-to-back guarantees received, by Telecom Italia on behalf of associates (5 million euros) and other third parties for medium/long-term financial transactions.

Guarantees were provided by banks and other financial institutions on behalf of Telecom Italia to Group companies, amounting to 5,213 million euros, to guarantee financing received (2,343 million euros) and performance under outstanding contracts (2,870 million euros).

Among the guarantees provided by banks and other financial institutions on behalf of Telecom Italia are two guarantees in favor of the Ministry of Economic Development for the auction to assign the user rights for the 800, 1800 and 2600MHz frequencies. The guarantees amount, respectively, to 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics) and 456 million euros (for the request to pay back the total amount owed over a period of 5 years). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

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

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

As of December 31, 2012, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2013	2014	2015	2016	2017	After 2017	Total
	(millions of euros)
Bonds	2,894	2,546	2,544	2,250	2,919	13,170	26,323
Amounts due to banks, other financial payables and liabilities	1,416	2,753	1,118	624	818	1,569	8,298
Finance lease liabilities	205	108	144	151	162	594	1,364

Total	4,515	5,407	3,806	3,025	3,899	15,333	35,985
Current financial liabilities	638	—	—	—	—	—	638

Total	5,153	5,407	3,806	3,025	3,899	15,333	36,623

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.3.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units at December 31, 2012.

	Year ended December 31,
	2012	2011	2010
	(millions of euros)
Purchase of tangible assets:
Domestic	1,856	1,821	1,845
Brazil	908	769	758
Argentina	413	404	156
Media, Olivetti and Other Operations	24	35	43
Adjustments and eliminations	—	—	—

Total purchase of tangible assets(1)	3,201	3,029	2,802
Purchase of intangible assets(2)	1,995	3,066	1,781

Total capital expenditures(3)	5,196	6,095	4,583

(1)	Purchase of tangible assets is mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(2)	Purchase of intangible assets includes expenditures for software for telecommunications systems and licenses.

(3)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2012, 2011 and 2010, cash flows from operating activities exceeded capital expenditures on an accrual basis. For further details please see “—5.3.2 Capital Resources”, “—5.2.7 Results Of Operations Of Business Units For The Year Ended December 31, 2012 Compared With The Year Ended December 31, 2011”, “5.2.9 Results Of Operations Of Business Units For The Year Ended December 31, 2011 Compared With The Year Ended December 31, 2010”.

The capital expenditures planned for the 2013-2015 period at Telecom Italia Group level, will be approximately 16 billion euros, excluding the acquisition of spectrum in Argentina.

In particular:

•

Domestic Business Unit: cumulative capital expenditures for the 2013-2015 period will be kept at 9 billion euros; continued strengthening of the Network infrastructure with a strong focus on Fiber and LTE deployment, to support wave of data growth, ensuring quality and performance excellence in fixed and mobile access. The increase in innovative capital expenditure will be balanced by efficiencies and right spending in other areas;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•

Brazil Business Unit (Tim Brasil): cumulative capital expenditures will stand at 10.7 billion Brazilian reais in the 2013-2015 period, with a confirmed strong focus on increasing the network capacity with a priority on quality improvement; and

•

Argentina Business Unit: capital expenditures will be 4.7 billion Argentine pesos in 2013 (17% capital expenditures on revenues, excluding spectrum acquisition). The capital expenditures /revenues trend will grow in 2013-2015 period compared to 2012. Capital expenditures priority focus is to deliver better network service quality, extending reach and capacity of mobile access, especially for mobile data, and to accelerate FTTC deployment.

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

5.4    RESEARCH, DEVELOPMENT AND INNOVATION

Research and development activities at Telecom Italia are carried out by the Information Technology, TILab and Innovation & Industry Relations departments, which oversee the analysis of new technologies and the development of the engineering activities supporting our offers to customers.

Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at developing the company’s patent portfolio. 14 new applications for patents were filed during 2012.

In order to support entrepreneurial and research projects in the Web 2.0 sector, Telecom Italia launched “Working Capital” in 2009, which has become a blueprint for initiatives to support innovation. The project intends to promote the development of a new generation of Italian entrepreneurs, providing them with financial support, skills, technologies and dedicated services. The plan for 2013 is to create 3 “accelerators” (one each in Milan, Rome and Catania), centers of excellence for innovation, providing places to study, test and implement projects.

At the end of 2012, the “Changemakers” project was launched to identify and support the development of 10 new entrepreneurial ideas presented by talented young people to improve the lives of at least 10 million citizens. The young people selected will be given the opportunity to join a management support process that will begin in March 2013 with an 8-week residential experience on a campus where participants will be shadowed by teachers and mentors with recognised expertise.

Projects and initiatives

Projects and initiatives in this field can be divided into 4 macro-areas:

•	New generation network;

•	Future Internet applications;

•	Positive environmental impacts;

•	Positive social impacts.

New generation network projects

•

Electromagnetic compatibility analyses continued on the new generation wireless LTE (Long Term Evolution) networks currently being designed. The tests focused in particular on the interference issues associated with the proximity in the 800 MHz band spectrum between LTE channels and digital TV (DVB-T) channels and the issues arising from compliance with legal restrictions regarding emissions from the electromagnetic fields of antenna sites.

•

A technical specification was drawn up for the creation of Telecom Italia Sparkle’s new Pan European Backbone. This is a long distance transport network (transmission backbone) created using the latest optical interface technologies that provide high transmission speeds (up to 100 Gbit/s) and flexibility of operation with transmission flow reconfiguration carried out inside the new network equipment (Reconfigurable Optical Add-Drop Multiplexer and OTN Cross Connect).

•

Live TV broadcast of the Turin Marathon for RAI achieved with an innovative architecture that uses the LTE network to receive live video signals from motorbikes and remote controlled drones. The initiative allowed production costs to be reduced and avoided the use of helicopters for radio bridging and filming, with positive environmental impacts in terms of a reduction in fuel consumption and therefore atmospheric emissions.

•

Continuation of the EARTH (Energy Aware Radio and NeTwork TecHnologies) project, which began in January 2010 and is scheduled to last two and a half years. Funded by the European Union, the project addresses broad themes including:

•	the development of a new generation of devices and components, focusing in particular on mobile systems such as LTE and its evolutions (LTE-Advanced), while not excluding 3G technologies (UMTS, HSPA);

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•	the adoption of new network management system development strategies;

•	the use of innovative algorithms for the efficient use of radio resources.

The project aims to reduce system energy use by a factor of more than 50%, with consequent benefits in terms of savings and lower emissions. A demonstrator was built at the Turin laboratories.

•

During the last quarter of 2012, the METIS (Mobile and wireless communications Enablers for Twenty-twenty (2020) Information Society) project was launched, which will run for 30 months in total. European FP7 financing programme approved in the context of “Call 8”. The project involves 29 partners, including the main equipment manufacturers, universities, research centres and operators, including Telecom Italia, with a significant amount of resources. The aim of the project is to set up the new radio system beyond LTE, working in a number of innovative design directions that focus in particular on communication between objects and equipment, with a view to achieving greater overall energy efficiency. As part of the Metis project, Telecom Italia is actively involved in establishing guidelines for designing the new system, as well as pursuing the specific subject of multi-node communication.

•

The last quarter of 2012 also saw the launch of the iJOIN (Interworking and JOINt Design of an Open Access and Backhaul Network Architecture for Small Cells based on Cloud Networks) project funded by the European Union and lasting 30 months. The project introduces the concept of RAN-as-a-Service (RANaaS), i.e. a mobile network in which radio functions are managed flexibly and in a centralised way through an open IT platform based on a cloud infrastructure, allowing greater energy efficiency to be achieved.

The project, in which Telecom is participating as the sole operator and with a leadership role in the coordination activities, will present solutions developed internally regarding the deployment of microcells with fibre backhauling and potential centralised control.

Future Internet application projects

•

Telecom Italia has confirmed itself as a protagonist in the development of NFC (Near Field Communications), the technology that allows electronic transactions to be performed with a mobile phone. When it was previewed in Milan, during the Mobile Money Summit event organised by GSMA, a group of over 1,000 people tested the new NFC services around the city while going about their usual everyday activities. In particular, the system allowed them to pay for bus, tram, underground and train tickets, make purchases from around a thousand different stores using the credit card on the smartphone SIM card, use coupons and discount vouchers, all in full compliance with the requirements for the security and privacy of transactions. NFC technology is also used by employees working at Telecom Italia’s 3 sites to access the company’s offices, pay for meals in the canteen, cafés, and make purchases from vending machines. It is also the basis for the “Share IT” service prototype for sustainable mobility, whereby an NFC smartphone can be used both to book a car and to access and use the car itself.

•

Over the past few years, the way in which we interact with the world around us and the objects within it has changed. The “Augmented Reality” project allows the outside world to be combined with digital information and content that is invisible to the human eye but visible to the watchful eye of the mobile phone. The technology used allows interactive objects to be superimposed on the screen, making reality “clickable and connected”. There are dozens of potential applications: from searching for places of interest for tourism (including restaurants and museums) to social activities, “enhanced” reading of books/magazines, “seeing inside” objects and interacting with them, enhanced homes, 3D interaction and many more.

•

A number of young researchers working at the CNR institute for computing and high performance networks, who set up the Eco4Cloud company in 2010, have devised an Internet algorithm that allows an energy saving of up to around 35%, by observing the behaviour of ants. On average, only 30% of a computer’s capacity is used. Rather than distributing the workload equally among all the computers connected to a network (1000 computers used at 50% capacity use more energy than 500 used at 100% capacity) half of them could be switched off or put into low energy hibernation. In November 2012, the project won the Working Capital special award, with which Telecom Italia has enhanced and supported new business ideas, and last July the algorithm was tested on 32 computers at the company’s data processing centre in Bari, confirming the specified energy saving.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

Projects with positive environmental impacts

•

In July 2012, Telecom Italia, Enel Distribuzione, Indesit Company and Electrolux Appliances set up the non-profit-making and legally recognised Energy@home association with the aim of using new computer and electronic technologies to redesign homes as ecosystems of intercommunicating devices: meter and electricity system, domestic appliances and broadband telecommunication network. Communication allows these systems to integrate smartly, becoming nodes in the Internet of Things in order to reduce waste, increase the reliability and security of the domestic energy system, but above all give consumers more information and choice, educating them in the virtuous use of products and encouraging sustainable lifestyles. The Association is the result of a collaborative project launched in 2009, which has already helped to create a prototype currently being tested by 10 Italian households. The Energy@home system allows power consumption to be monitored and displayed in real time remotely, producing cost information and detailed analysis reports for each individual domestic appliance.

•

In the field of sustainable mobility, Telecom Italia is working with the Fiat Research Centre in the context of the “Connected Car” project to develop solutions that allow mobile terminals to integrate with units installed in vehicles, exchange data and share audio and video resources, thus enabling new services for passengers and drivers. The collaboration has led to the creation of an initial prototype in the laboratory which, once connected to a vehicle, allows fuel consumption and the condition of the vehicle to be monitored using the mobile phone in the car. Again in the context of ICT solutions applied to the world of transport, Telecom Italia is a long-standing member of the main industry associations (ERTICO, TTS Italia, GSMA CCF) and has been active at European level in the development of ITS (Intelligent Transport Systems) architectures and solutions and standardisation activities (ETSI TC ITS) supporting European legislation for the sector, in line with the ITS Action Plan published by the European Commission and currently being transposed by EU Member States.

•

As part of the activities devoted to developing new mobile access technologies, tests are being carried out on “Active Antenna Systems” technology, based on a type of antenna that includes active elements and is normally linked by optical fibre to the connected part at the foot of the radio station. This solution, which involves the use of innovative algorithms for efficient use of radio resources, also allows the energy efficiency of the Radio Base Stations (RBS) to be improved by replacing coaxial cables with optical fibres in the aerial cable. Additional benefits are also expected, again in terms of consumption, as a result of the introduction of appropriate beamforming technologies (generating specific radiation patterns).

•

Work continued on the ECONET (low Energy COnsumption NETworks) project lasting three years and officially launched in October 2010. Funded by the European Union, the project focuses on the energy used by systems constituting the fixed telecommunication network, for both operators and customers. ECONET, which brings together a consortium of 15 partners including industries, universities, research centres and SMEs from several European and non-European countries, aims to develop and test new integrated control technologies and mechanisms to enable energy saving by the dynamic adaptation of network capacity and resources according to the actual traffic load and requirements of users, while ensuring quality of service at the same time. The aim is to allow the energy requirement of equipment to be reduced by 50% in the short to medium term and 80% in the long term, based on an unchanged business scenario.

•

Telecom Italia coordinated the specific activity relating to Common Power Supplies for fixed terminals in the context of the Home Gateway Initiative (HGI), the final document of which (published in April 2010) provided guidance for the transposition of this specification in the ETSI ATTM context. A number of single power supply prototypes were tested by TILab, which also carried out a comparative LCA (Life Cycle Assessment) of the HGI/ETSI solution compared to the power supplies previously used for the access gateways installed until 2009. With regard to common power supplies for mobile terminals, Telecom Italia worked with the ITU-T to review the L.1000 Recommendation regarding the Universal Mobile Charger, with the aim of reducing the cable and connector options as much as possible and thus converging towards a single power supply solution. For this purpose, the ITU-T issued a specific press release in which Telecom Italia is mentioned first in the list of companies involved in dealing with this issue.

Projects with positive social impacts

•

Telecom Italia has contributed with technological support to supplying networks, services and tutors in the context of the Working Capital programme for a project implemented by Compagnia di San Paolo in the field

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

of Social Housing. The project concerned a building used temporarily in the area of Porta Palazzo in Turin, which has offered temporary users (university students, workers under mobility procedure, employees with no job security, young couples, people leaving sheltered communities) and city users (tourists) 28 apartments since 2012 for a total of 50/60 users. The objective has been to allow temporary and city users to share accommodation, telecommunication and ICT services, as well as “social” services including entertainment, tourism, training, etc. The project is of great social importance and significance in the urban environment as it promotes interaction among the temporary users and their integration in the social context of the city.

•

A social reading tool called SOCIETY (SOCIal Ebook communiTY) was launched which provides a new way of teaching, promoting technological evolution in schools and integrating “traditional” teaching methods with the potential offered by new communication technologies. Social reading is an emerging technique for sharing the reading experience: the reader is no longer passive but becomes a contributor and to a certain extent the author of the book itself. In this new teaching context, new forms of learning can also develop: teachers can guide students in reading a passage, comment on it together with them, add notes, analyse them in class and set a reading/study task to be completed by students on their own at home.

•

In the context of reading and social and collaborative teaching, Telecom Italia is also dealing with the subject of dyslexia, which is a growing phenomenon in schools (10-20% of the school age population have learning difficulties and in 2-5% of cases these are attributable to dyslexia-related disorders). The first stage of the project, carried out with the Turin-based Egò association, is intended to map the actual needs of the individual by means of interviews with the people involved (psychologists, speech therapists, teachers, parents and young people affected by dyslexia). A number of joint initiatives are being launched at both European (EIT projects) and national level (e.g. projects with the ASPHI association and with the Universities of Modena and Reggio Emilia and Eastern Piedmont) to identify effective functions to support dyslexic people, both at school and at home, through an app installed on a tablet computer.

•

Testing of the HELP telemedicine project has been launched at the Polytechnic of Palermo for patients suffering from Parkinson’s disease, with the aim of improving their quality of life. Through a capsule inserted in a dental prosthesis for the gradual release of drugs and using mobile phones connected to the TIM network, doctors can interact with the equipment and monitor the clinical parameters of patients remotely. HELP was named winner of the AAL (Ambient Assisted Living Joint Programme ) Award for 2012.

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

5.5    CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The foregoing discussion in “Item 5—Operating and Financial Review and Prospects” and the following discussion under “Item 11—Quantitative and Qualitative Disclosures About Market Risks” contain forward looking statements.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2013-2015 period;

•	our ability to successfully achieve our debt reduction and other targets;

•

the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

•

the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

•	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

•	our ability to successfully implement our internet and broadband strategy;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

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

Following the resignation tendered on June 6, 2011 by Ferdinando Beccalli Falco and the termination on November 16, 2011 of Francesco Profumo (who was appointed Italian Minister of Education on that day), at its meetings on August 4, and December 1, 2011 respectively the Board of Directors co-opted Lucia Calvosa and Massimo Egidi as Company Directors.

On May 15, 2012, the Shareholders’ Meeting confirmed Lucia Calvosa and Massimo Egidi as Directors, with their term of office to run until the shareholders’ meeting approving the financial statements for the year ended December 31, 2013.

Consequently, at April 10, 2013 the Board of Directors of Telecom Italia was composed as follows:

Name	Age	Position	Appointed
Franco Bernabè	64	Executive Chairman and Chief Executive Officer/Director	2011
Aldo Minucci	66	Deputy Chairman/Director	2011
Marco Patuano	48	Domestic Managing Director and Chief Operating Officer/Director	2011
César Alierta Izuel	67	Director	2011
Tarak Ben Ammar	64	Director	2011
Lucia Calvosa(1)	51	Director	2011
Elio Cosimo Catania(1)	66	Director	2011
Massimo Egidi(1)	70	Director	2011
Jean Paul Fitoussi(1)	70	Director	2011
Gabriele Galateri di Genola	66	Director	2011
Julio Linares López	67	Director	2011
Gaetano Micciché	62	Director	2011
Renato Pagliaro	56	Director	2011
Mauro Sentinelli(1)	66	Director	2011
Luigi Zingales(1)	50	Director	2011

(1)	Independent Directors. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

At April 10, 2013 the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Antonino Cusimano.

In 2012:

•	the Board of Directors met twelve times, with meetings generally scheduled pursuant to a calendar set forth in advance;

Item 6. Directors, Senior Management and Employees	Directors

•

the Executive Committee (as of December 31, 2012 composed of Franco Bernabè—Chairman, Marco Patuano, Elio Cosimo Catania, Julio Linares López, Aldo Minucci, Renato Pagliaro and Mauro Sentinelli) met two times;

•

the Internal Control and Corporate Governance Committee (as from December 6, 2012, the Control and Risk Committee; as of December 31, 2012 composed of Elio Cosimo Catania—Chairman, Lucia Calvosa, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales) held twenty meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•	the Nomination and Remuneration Committee (as of December 31, 2012 composed of Elio Cosimo Catania—Chairman, Jean Paul Fitoussi, Massimo Egidi and Gabriele Galateri) met ten times.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

* * *

6.1.1     BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors in charge as of April 10, 2013.

Franco Bernabè:    Franco Bernabè was born in Vipiteno/Sterzing (Bozen) in 1948. He was appointed Executive Chairman of Telecom Italia by the Board of Directors on April 13, 2011; previously he had served as the Managing Director and Chief Executive Officer as from December 2007. After earning his degree with honors in Economics and Political Science at the University of Turin in 1973, Mr. Bernabè worked for two years as a post-graduate fellow at the Einaudi Foundation. He began his professional career in 1976 as a Senior Economist at the OECD Department of Economics and Statistics in Paris. In 1978 he joined the Planning Department of FIAT as Chief Economist. In 1983 he joined Eni as an Assistant to the Chairman and became subsequently the Head of Corporate Planning, Financial Control and Corporate Development. From 1992 to 1998 Mr. Bernabè was CEO of Eni. During this two terms, he achieved the turnaround of the company and its successful privatization bringing Eni to be one of the largest oil companies by market capitalization worldwide. In November 1998 he became CEO of Telecom Italia, a position he retained until 1999, when he left following the takeover of Telecom Italia by Olivetti. At the end of 1999 he founded FB Group, an investment company active in the areas of financial advisory, ICT and renewable energy. From 2004 to 2007, Mr. Bernabè was Vice Chairman of Rothschild Europe.

Aldo Minucci:    Aldo Minucci was born in Reggio Calabria in 1946. He was appointed Deputy Chairman of the Board of Directors on April 13, 2011. Mr. Minucci has been a Director of Telecom Italia since April 16, 2007. After graduating in Law, in 1972 he was employed by Assicurazioni Generali S.p.A., working in the Tax Consulting Service, for which he became Manager in 1983. In 1993 he was appointed Central Executive Officer with responsibility for the Administration and Tax Coordination Service, and supervision of the Tax Consultancy Service. In 1995 he took on the role of Deputy General Manager for Technical-Commercial Coordination for the Insurance Companies in Italy, and he is Supervisor of the Group’s Internal Audit Service. Mr. Minucci is Director of AC.E.GA.S. S.p.A.. He is also Chairman of GENERTEL S.p.A., ANIA (National Association of Insurance Companies) and ANIA per la Sicurezza Stradale Foundation.

Marco Patuano:    Marco Patuano was born in Alessandria in 1964. Mr. Patuano was appointed Domestic Managing Director and Chief Operating Officer by the Board of Directors on April 13, 2011. Previously he had been Head of Domestic Market Operations since November 2009. He began his career at SIP Central Management in May 1990. From 1990 to 2002, he worked in various departments at Administration, Finance and Control. He was promoted through the ranks at Financial Management between 1998 and 2002. In April 2003, he became CFO at Tim Brasil and Telecom Italia America Latina S.A., a Group subsidiary based in Brazil. Between 2004 and 2006, he served as General Manager at Telecom Italia Latam. In 2006, he moved to Telecom Argentina as Head of Fixed-Line Telephony. He served as General Manager, Operations for Telecom Argentina between May 2007 and July 2008. From August 2008 to November 2009 he was Telecom Italia’s Chief Financial Officer. Mr. Patuano is also member of the Board of Olivetti S.p.A., Matrix S.p.A., Telecom Italia Foundation, Bocconi Foundation and UPA (Utenti Pubblicità Associati).

Item 6. Directors, Senior Management and Employees	Directors

César Alierta Izuel:    César Alierta Izuel was born in Zaragoza in 1945. Mr. Alierta took a degree in law from the University of Zaragoza and earned an MBA at Columbia University (New York). Mr. Alierta has been a Director of Telecom Italia since November 8, 2007. He has been Chairman and Executive Chairman of the Board of Directors of Telefónica, S.A. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Asociación Espanola de Analistas Financieros). Between 1996 and 2000, he was director and chairman of Tabacalera. S.A. At that time Tabacalera, S.A. changed its name into Altadis. S.A. (following its merger with the French Group, Seita-Société Nationale D’Exploitation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compania de Seguros y Reaseguros, S.A. and of Iberia S.A. In January 1997 Mr. Alierta was appointed as Director of Telefónica and on July 26, 2000 he was appointed as Executive Chairman. Mr. Alierta has been a Director of China Unicom (Hong Kong) Ltd since October 15, 2008 and of International Consolidated Airline Group (IAG) since September 2010. He is currently a member of the Columbia Business School Board of Overseers, and Chairman of Social Board of the UNED (National Long Distance University).

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

Lucia Calvosa:    Lucia Calvosa was born in Rome in 1961. She was appointed as a member of Telecom Italia Board of Directors on August 4, 2011. She is a professor of commercial law in the Faculty of Economics of Pisa University. After graduating in 1983 in Pisa, she worked at Pisa University throughout her academic career. After obtaining a permanent position as a researcher, she qualified as an associate professor in 1998, and as a full professor in 2000. In the Faculty of Economics at Pisa, in addition to teaching Commercial Law and Bankruptcy Law in the Faculty of Economics, she also taught Private Law and Banking Law for some years. She was appointed to chair the degree course in Economics and Commerce and served two terms of office, chairs the Scientific Teaching Committee of her regional professional association of chartered accountants (Associazione Ordine Dottori Commercialisti dell’Alto Tirreno) and is a member of the Board of academic tutors for postgraduate research in Italian and international commercial law at Cattolica University in Milan. From 2005 to 2012 she was a member of the Board of Directors of the Fondazione Teatro di Pisa, and of the Board of Directors of the Fondazione Arpa. From 2009 to 2012 she was a member of the Board of Directors of the Pisa Chamber of Commerce. From 2008 to 2012 she was a member of the Fondazione Cassa di Risparmio di San Minato. From June 2008 to April 2011 she was Chairman of the Cassa di Risparmio di San Miniato S.p.A. Presently she is a member of the Fondazione Cassa di Risparmio di Pisa.

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

Item 6. Directors, Senior Management and Employees	Directors

Massimo Egidi:    Massimo Egidi was born in Turin in 1942. He was appointed as a member of Telecom Italia Board of Directors as of December 1, 2011. He is a professor of Economics at the LUISS Guido Carli University in Rome of which he has been the Dean since 2005. His university career took place in Turin, at the Polytechnic and then at the University’s Faculty of Political Sciences (1965-86), then in Trento (from 1987 to 2004) and finally in Rome (2005 to date). He was the Dean of the University of Trento, from 1996 to 2004. He is currently Chairman of the Bruno Kessler Foundation of Trento. He is also a member of the Università Italo Francese and is a founding member of the Università Italo Tedesca, of which he is currently the Chairman pro tempore. He is co-chairman of the Herbert Simon Society and director of the Laboratory of Experimental and Computational Economics (CEEL, Trento). He is also a member of many scientific and academic committees, including the Scientific Committee of ESNIE—European School on New Institutional Economics, the Université de Paris X, of the Doctorate in Economics at Sciences Po (Paris). He was responsible for the National Research Programme in the sector of Economics and Social Sciences 2009-2013. He is also a member of the Scientific Committee of Confindustria.

Jean Paul Fitoussi:    Jean-Paul Fitoussi was born in La Goulette (Tunisia) in 1942. Mr. Fitoussi has been a Director of Telecom Italia since May 6, 2004. Mr. Fitoussi is Professor Emeritus of Economics at the Institut d’Études Politiques in Paris, where he has taught from 1982 to 2010. He is currently research Director at the Observatoire Français des Conjonctures Economiques (OFCE), an economic research and forecasting institute. Mr. Fitoussi graduated cum laude in Law and Economics from the University of Strasbourg with a thesis on inflation, equilibrium and unemployment. He began his academic career as a professor at the University of Strasbourg. Between 1979 and 1983 he taught at the European University Institute, Florence, and in 1984 was visiting professor at the University of California, Los Angeles. Since 1998 he has been a member of the board of the École Normale Supérieure. In 1997 he became a member of the Prime Minister’s Council for Economic Analyses. In 1996 he was named to the Commission Économique de la Nation. He was secretary of the International Economic Association beginning in 1984 and has been an expert for the Economic and Monetary Committee of the European Parliament. Between 1990 and 1993 he was Chairman of the Economic Council of the European Bank for Reconstruction and Development. In the field of publishing, Mr. Fitoussi is managing editor of the Revue et Lettre de L’OFCE, member of the Editorial Board of Labour and The International Journal of Development Planning Literature and the scientific committee of International Labour Review and Critique Internationale. His writing appears regularly in newspapers in France and abroad and he is commentator for La Repubblica and Le Monde. From 2000 to 2010 he was President of the Scientific Committee at the Institut d’Etudes Politiques. In the field of research, Mr. Fitoussi has concentrated on inflation theory, unemployment, foreign trade and the role of macroeconomic policy. As President of the OFCE and founder of its International Economic Policy Group (of which he is a member), he has made numerous contributions to the current economic policy debate, particularly on the issues of economic integration and transition. Mr. Fitoussi has received the Association Français de Sciences Économiques (French Association for Economic Sciences) Award, and the Rossi Award from the Académie des Sciences Morales et Politiques (Academy of Moral and Political Sciences). He has been awarded various honours including the Honorary Deanship of the Faculty of Economics in Strasbourg, Honoris Causa degree at the Buenos Aires University, and in his own country the decorations of officier de l’Ordre National du Mérite (Knight of the National Order of Merit) and officier de la Legion d’Honneur (Knight of the Legion of Honour). He is a Member of various boards of national and international businesses, foundations and organizations (member of the Board of Directors of FNSP and of the Supervisory Board of Intesa SanPaolo, member of Executive Committee of the Association Internationale de Sciences Economiques, Chairman of the Commission des Nations-Unies sur la reforme du systeme monetaire financier international).

Gabriele Galateri di Genola:    Gabriele Galateri di Genola was born in Rome in 1947. He was Chairman of Telecom Italia from December 2007 to April 2011. Since April 8, 2011 he has been Chairman of Assicurazioni Generali S.p.A. After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analyses Office before being appointed to manage the International Loans Office. From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy. In 1977, he joined FIAT S.p.A., where he moved from Head of North, Central and South American Operations at the International Finance Office, to Head of International Finance and, ultimately, to Director of Finance. Mr. Galateri di Genola became CEO of Ifil S.p.A. in 1986. In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002. In June 2002, he was appointed CEO of FIAT S.p.A.. He was a Chairman of TIM Brasil Serviços e Participações S.A. from February 2010 to April 2, 2013, Chairman of TIM Participações S.A. from August 2008 to January 2009 and a non-executive Board member of TIM Participações S.A. from January 2009 to April 2, 2013; he is a non-executive Board member

Item 6. Directors, Senior Management and Employees	Directors

of SAIPEM S.p.A., Italmobiliare S.p.A., Azimut-Benetti, Accademia Nazionale Santa Cecilia Foundation and Edenred S.A.. He is also Chairman of the Istituto di Tecnologie and member of the International Advisory Board of the Columbia Business School.

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

Gaetano Miccichè:    Gaetano Miccichè was born in Palermo in 1950. Mr. Miccichè has been a Director of Telecom Italia since July 24, 2007. He graduated in Law and then obtained a Master in Business Administration with merit at the SDA Bocconi. He began his professional experience in 1971 as Manager for Corporate Clients at Cassa Centrale Risparmio Province Siciliane. In 1989 he was appointed Central Financial Director at Rodriguez S.p.A., world leading company in the high-speed navigation sector. From 1992 to 1995 he was Managing Director and later Liquidating Administrator at Gerolimich—Unione Manifatture, Holding Company with stakes in various industrial sectors. In 1996 he became General Manager of Santavaleria S.p.A., industrial Holding Company in chemical and glass sectors. From 1997 to 2002 he was Chief Executive Officer and General Manager of Olcese S.p.A. Since 2002 he has been in Intesa Sanpaolo S.p.A. as Head of Corporate & Investment Banking Division. Since 2007 Mr. Miccichè has been Chief Executive Officer of Banca IMI. He is also Member of the Board of Directors of Alitalia—Compagnia Aerea Italiana S.p.A., Prada S.p.A., Edison S.p.A., Borsa Italiana S.p.A., Banca Infrastrutture Innovazione e Sviluppo S.p.A., Banca Caboto S.p.A., 21 Investimenti S.p.A., Nuovo Trasporto Viaggiatori S.p.A. and of the other companies. He is member of Supervisory Board of Fondazione Ricerca e Imprenditorialità.

Renato Pagliaro:    Renato Pagliaro was born in Milan in 1957. Mr. Pagliaro has been a Director of Telecom Italia since May 6, 2004. A registered auditor, with a Degree in Corporate Economics from Bocconi University, he joined Mediobanca—Banca di Credito Finanziario S.p.A. in 1981, where he has held positions of increasing responsibility. In April 2003 he was appointed Co-General Manager and Secretary to the Board of Directors of Mediobanca S.p.A.; he was Chairman of the Management Board from July 2007 to October 2008 and Managing Director of Mediobanca S.p.A. from October 2008 to May 2010. From 1993 to 2012 he was a member of the Board of Auditors of Istituto Europeo di Oncologia S.r.l. In May 2010 he was appointed Chairman of the Board of Directors of Mediobanca. He is a Director of Pirelli & C. S.p.A.

Mauro Sentinelli:    Mauro Sentinelli was born in Rome in 1947. Mr. Sentinelli was appointed a Director of Telecom Italia on April 29, 2010. An electronic engineer with a masters degree in telecommunications, Mr. Sentinelli joined SIP (presently Telecom Italia) in 1974, where he specialized in the mobile business. In 1991 he became Director of Marketing and Planning in the Mobile Division of the company and in 1994 he was appointed Deputy Managing Director of Telecom Italia’s Mobile Division (to become a separate company in 1995 as a result of the Tim de-merger). In May 1997 he left TIM for an experience in the U.S. and in July 1999 he returned to TIM as Group Managing Director. In April 2002 he became a director of TIM, finally leaving the company in January 2005. He was Deputy Chairman of the GSM Association from 2003 to 2008. In 2009 Mr. Sentinelli was appointed Director in Barthi Airtel first Indian TLC operator. Presently Mr. Sentinelli is a Member of the Board of GSMA Ltd, the industrial branch of the GSM Association, Ecotel International S.r.l., Bellariva Enertel 09 S.r.l. and of the Maruzza Lefebre D’Ovidio Foundation.

Luigi Zingales:    Luigi Zingales was born in Padua in 1963. Mr. Zingales has been a Director of Telecom Italia since April 16, 2007. Luigi Zingales is the Robert C. McCormack Professor of Entrepreneurship and Finance at the

Item 6. Directors, Senior Management and Employees	Directors

Graduate School of Business of the University of Chicago, where he has been a member of the faculty since 1992. In 2005-2006 he held the Taussig Research Professorship at Harvard University. He is a faculty research fellow of the NBER, a research fellow of the Centre for Economic Policy Research (CEPR), a member of the Committee on Capital Market Regulation, and of the United Nation Advisory Board on Microfinance. In 2003 he won the Bernacer Prize for the best young European financial economist. From 2005 to 2009 he was a director of the American Finance Association. His research interests span from corporate governance to financial development, from political economy to the economic effects of culture. He has published extensively in the major economics and financial journals. He is an editorialist for “Il Sole 24 ore” (the leading Italian financial newspaper) and for L’Espresso.

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2     EXECUTIVE OFFICERS

As of April 10, 2013 the executive officers of Telecom Italia and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Franco Bernabè	64	Executive Chairman and Chief Executive Officer(1)	2011
Marco Patuano	48	Domestic Managing Director and Chief Operating Officer (1)	2011

Managers(2):
Simone Battiferri	45	Head of Business	2012
Stefano De Angelis	45	Dirección General Ejecutiva (CEO) Telecom Argentina	2013
Franco Brescia	51	Head of Public & Regulatory Affairs	2011
Paolo Vantellini	51	Head of Business Support Office	2013
Antonino Cusimano	48	Head of Legal Affairs	2008
Piergiorgio Peluso	45	Chief Financial Officer and Head of Administration Finance and Control	2012
Antonio Migliardi	54	Head of Human Resources and Organization	2008
Giuseppe Roberto Opilio	54	Head of Technology	2011
Luca Rossetto	50	Head of Consumer	2011
Alessandro Talotta	46	Head of National Wholesale Services	2011
Andrea Mangoni	49	General Manager—South America	2012
Rodrigo Abreu	43	CEO Tim Participacoes	2013

(1)	Appointed by the Board of Directors on April 13, 2011.

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

Simone Battiferri:    Mr. Battiferri was born in Rome in 1967. Since December 27, 2012 he has been Business Director. From December 30, 2011 to December 26, 2012 he was Head of Top Clients and Public Sector at Telecom Italia. He started with the Telecom Italia Group in 2001 as Head of Marketing in Datacom—eBusiness Solutions Business Unit. At the end of 2001, in the context of the new organisational model involving the merger of the previous Business Units into Telecom Italia Wireline, he became Head of Web Services Marketing, and remained there until April 2004, when he became Head of the Business Opportunity Evaluations Area in the International Business sector.

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

Among his various professional experiences before Etnoteam, in Italy and abroad (mainly in the United States, as well as Germany and the Czech Republic), he conducted research & development activities with the “La Sapienza” University of Rome in the Rome Electrical Machine and Power Electronics Group (REMPEG). Mr. Battiferri is also member of the Board of Directors of Telecom Italia Sparkle S.p.A. and Path.Net S.p.A.

Franco Brescia:    Mr. Brescia was born in San Costantino Albanese (Potenza) in 1961. Since April 15, 2011 he has been Head of Public and Regulatory Affairs at Telecom Italia.

After graduating cum laude in Business and Economics at La Sapienza University of Rome, he began his professional career in 1985 as a researcher at Censis.

Item 6. Directors, Senior Management and Employees	Executive Officers

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

Antonino Cusimano:    Mr. Cusimano was born in Palermo in 1964. Since September 15, 2008 he was Head Legal Affairs and General Counselof Telecom Italia, Secretary to the Board of Directors since April 13, 2011.

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

Rodrigo Modesto de Abreu:    Mr. Abreu was born in São Paulo in 1969. He holds a degree in electrical engineering from the University of Campinas and an MBA from the Stanford Graduate School of Business. With more than 20 years of experience in the Telecommunications and Information Technology, Mr. Abreu worked in various companies in the sector in Brazil and abroad. Mr. Abreu served as strategic consultant at McKinsey & Co in the United States. In Brazil, was named CEO of Promon IP in 2000, later became CEO of Telecom Promon and the following year, CEO Promom Technology. In 2004, he assumed the presidency of Nortel Networks Brazil and his last work experience was as president of Cisco in Brazil, where he served for 7 years.

Stefano De Angelis:    Mr. De Angelis was born in Rome in 1967 and holds a degree in Economics and Business Administration from Università degli Studi La Sapienza, Rome, Italy and also an MBA from Scuola di Amministrazione Aziendale dell’ Università di Torino, Italy. He was appointed as Chief Executive Officer of the Telecom Argentina Group in February 2013. From September 2007 until February 2013 Mr. De Angelis was Director of Administration, Planning and Control in Telecom Italia S.p.A. Before that, he was the Chief Financial and Investor Relations Officer of TIM Participações S.A. between 2006 and 2007. He also served as Chief Administration, Finance and Control Officer of the TIM Companies in Brazil since July 2004. Between 2002 and 2004, he was responsible for the planning and controlling operations of Telecom Italia Mobile S.p.A. in Italy. Mr. De Angelis also worked in the Consodata Group Ltd, H.M.C. S.p.A., Stet S.p.A. and at Fiat Geva S.p.A. He was member of the Board of Directors of TIM Participações S.A. from February 2011 to April 11, 2013.

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

Item 6. Directors, Senior Management and Employees	Executive Officers

international regulations (JAR Ops) until the recapitalization of the Company. From 2006 to 2008 he was in charge of Human Resources and Organization Dept. of Vitrociset. Mr. Migliardi is also member of the Board of Directors of Telecontact S.p.A. and Telecom Italia Sparkle S.p.A.

Piergiorgio Peluso:    Mr. Peluso was born in Rome in 1968. Since September 26, 2012 he has been Head of Administration, Finance and Control at Telecom Italia. After graduating in “Economic and Social Sciences” from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, from 1992 to 1994 he held the position of experienced accountant at Arthur Andersen & Co.. Following a period at Mediobanca as Senior Financial Analyst (1994-1998) and with Credit Suisse First Boston as Vice President of Financial Institutions Group (1998-2000) and Mergers & Acquisitions Group (2000-2001), in 2002 he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A.. In 2009 he was appointed CEO of UniCredit Corporate Banking S.p.A.. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012 he was Managing Director of Fondiaria SAI S.p.A. He is a non-executive member of the Board of Directors of TIM Participações S.A. since April 11, 2013.

Giuseppe Roberto Opilio:    Mr. Opilio was born in Rome in 1958. Since April 15, 2011 he has been Head of Technology at Telecom Italia.

Mr. Opilio began his career at the Parfina Group (a chemicals company) in 1982 as an assistant to the plant manager.

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

In February 2008 he was appointed Manager of the Open Access Department.

He won the “Human Resources Excellence Award” (AIDP-EAPM) in 2001.

Mr. Opilio was a director at a number of companies, including STET Hellas (Greece), Atesia, Assida, and Telecontact. Mr. Opilio is also member of the Board of Directors of Telecom Italia Sparkle S.p.A.

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

Alessandro Talotta:    Mr. Talotta was born in Catanzaro in 1966. Since April 15, 2011 he has been Head of National Wholesale Services at Telecom Italia and member of the Board of Directors of Telecom Italia Sparkle and since May 18, 2012 is member of the Board of Directors of Trentino N.G.N.

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

Item 6. Directors, Senior Management and Employees	Executive Officers

International Development Management unit with the same responsibilities as before. Mr. Talotta was appointed Manager and Executive Vice President of Telecom Italia National Wholesale Services from December 2001 to April 2008.

In April 2008 he was appointed Chief Regulatory Officer of Telecom Italia and Member of the CROG at the GSMA. He is also a Deputy Chairman of the IPTV Association.

Paolo Vantellini:    Mr. Vantellini was born in Varedo (MB) in 1961. Since December 18, 2012, he has been the Head of the Business Support Officer department of Telecom Italia, ensuring coordination of the processes of supply chain, property asset development and management, energy procurement requirements optimisation and management, quality and customer satisfaction and compliance of Domestic activities. After graduating in Business Economics with a major in Corporate Finance from Luigi Bocconi Business University in Milan, in 1984, he started working as a lecturer for the Corporate Finance Unit at SDA Bocconi School of Management. In 1990 he was appointed Lecturer in Corporate Finance on the MBA course at SDA Bocconi and Contract Professor in Industrial Company Economics at Bocconi University. Until 2010 he continued as a contract professor in Economics and Business Management, then in Corporate Finance and finally in Business Financial Policy—Master of Science course. At the same time he worked as a business consultant in Corporate Finance, company valuation and corporate governance. During the period 1997-2012 he became Member of the Boards of Directors and of Statutory Auditors at various companies including Director of Banco Ambrosiano Veneto S.p.A. from 1997 to 2000, Director of Lavorwash S.p.A. (from 2002 to 2004), a listed company, Director of Esprinet S.p.A. (from 2001 to 2009), a listed company, at which he was a member of the Committee for Internal Control and the Strategies and Investments Committee, Director of BNP Paribas Personal Finance S.p.A., BNL group, Chairman of the Board of Statutory Auditors of Investindustrial Advisors S.p.A., Member of the Board of Auditors of FOMAS HOP S.p.A., Chairman of the Board of Statutory Auditors of Nomura SIM S.p.A., Member of the Board of Auditors of ATEL Impianti S.p.A., Chairman of the Board of Directors of SIRTI S.p.A. in 2011-2012, Chairman of the Board of Directors of several Intesa Group vehicle companies.

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

On May 15, 2012 the Shareholders Meeting appointed the present Board of Statutory Auditors, that will remain in office until approval of the 2014 annual financial statements.

On September 18, 2012 the Acting Auditor Sabrina Bruno resigned and was replaced by Roberto Capone, who had been appointed as an alternate by the May 15, 2012 Shareholders Meeting and will remain in office until the Shareholders’ Meeting, to be held on April 17, 2013. At such Shareholders’ Meeting it will be proposed that Roberto Capone be confirmed as Acting Auditor and that Fabrizio Riccardo Di Giusto be appointed as a new Alternate Auditor.

The following table lists the members of the Telecom Italia Board of Statutory Auditors as of April 10, 2013.

Name	Position	Appointed
Enrico Maria Bignami(1)	Chairman	2012
Gianluca Ponzellini	Acting Auditor	2012
Roberto Capone(1)	Acting Auditor	2012
Salvatore Spiniello	Acting Auditor	2012
Ferdinando Superti Furga	Acting Auditor	2012
Franco Patti(1)	Alternate Auditor	2012
Vittorio Giacomo Mariani	Alternate Auditor	2012
Ugo Rock	Alternate Auditor	2012

(1)	Elected by minority shareholders.

The positions held by the members of the Board of Statutory Auditors in other listed companies are shown below:

Enrico Maria Bignami	Chairman of the Board of Auditors of Biancamano S.p.A.
Gianluca Ponzellini	Chairman of the Board of Auditors of De Longhi S.p.A.; member of the Supervisory Board of Intesa Sanpaolo S.p.A.
Salvatore Spiniello	Chairman of the Board of Auditors of Telecom Italia Media S.p.A.; Director of Fondiaria SAI S.p.A.
Ferdinando Superti Furga	Chairman of the Board of Auditors of Arnoldo Mondadori S.p.A. and Saras S.p.A.

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company) and the mechanics for its appointment, see “Item 10 Additional Information—10.1 Corporate Governance”.

Item 6. Directors, Senior Management and Employees	External Auditors

6.4    EXTERNAL AUDITORS

The audit of Italian issuers and their groups is governed by legislative decrees on statutory audits of annual accounts and consolidated accounts. In particular, such legislative decrees fix the duration of audit engagements at nine years and prohibit the renewal or the re-engagement unless at least three years have elapsed from the date of termination of previous assignment.

The Shareholders’ Meeting held on April 29, 2010 appointed PricewaterhouseCoopers S.p.A. as Telecom Italia’s independent auditors for the nine-year period 2010-2018 beginning with the financial year ended December 31, 2010.

Italian audit principles require that, in case of corporate groups, the audit firm of Telecom Italia should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation on the financial statements in their entirety. In addition, the Guidelines for the Appointment of external Auditors (the “Group Procedure”), issued by Telecom Italia in March 2010 in view of the engagement of PricewaterhouseCoopers S.p.A. for the 2010-2018 period, provides that the auditor of Telecom Italia is the principal auditor of the entire group headed by Telecom Italia and consequently is the auditor to be preferred in the conferral of appointments by subsidiaries for mandatory auditing.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The number of Group employees at December 31, 2012 and 2011 was the following:

	Year ended December 31,
	2012	2011	Changes
	(units)
Employees—Italy	54,380	56,838	(2,458)
Employees—Foreign	28,761	27,274	1,487

Total Employees at payroll	83,141	84,112	(971)
Employees with temporary work contracts	43	42	1
Employees allocated to non-current assets held for sale	—	—	—

Total Employees	83,184	84,154	(970)

The workforce turnover is detailed as follows:

•	the exclusion of Matrix from the scope of consolidation (253 units);

•	the workforce turnover down by 718 units. The workforce turnover is detailed below by individual Business Unit:

	Hirings	Terminations	Changes
	(units)
Domestic	958	3,030	(2,072)
Brazil	5,793	4,710	1,083
Argentina	1,340	889	451
Media, Olivetti, Other Operations	130	310	(180)

Turn over	8,221	8,939	(718)

Telecom Italia S.p.A.

	Year ended December 31,
	2012	2011	Changes
	(units)
Personnel on payroll	44,606	47,801	(3,195)

The reduction of 3,195 units recorded, was due to:

•	the exclusion of 1,179 units due to the transfer of the Information Technology department to SSC (now Telecom Italia Information Technology);

•	the inclusion of 118 units due to the merger of TI Audit into Telecom Italia;

•	a balance of 27 units departing to join other Group companies;

•	workforce turn over down by 2,107 units, as detailed below:

	Hirings	Terminations	Changes
	(units)
Telecom Italia S.p.A.—Turn over	297	2,404	(2,107)

Tim Brasil group

	Year ended December 31,
	2012	2011	Changes
	(units)
Tim Brasil group—Total	11,622	10,539	1,083

Item 6. Directors, Senior Management and Employees	Employees

The increase of 1,083 units recorded was due to:

•	the inclusion of 17 units from other Group companies;

•	workforce turn overup by 1,066 units, as detailed below:

	Hirings	Terminations	Changes
	(units)
Tim Brasil group—Turn over	5,776	4,710	1,066

Argentina Business Unit

	Year ended December 31,
	2012	2011	Changes
	(units)
Argentina Business Unit—Total(*)	16,800	16,349	451

(*)	Not includes employees with temporary work contracts: 3 and 1 as of December 31, 2012 and 2011.

The increase of 451 units recorded was due to:

•	workforce turn over up by 451 units, as detailed below:

	Hirings	Terminations	Changes
	(units)
Argentina Business Unit—Turn over	1,340	889	451

6.5.2    INDUSTRIAL RELATIONS

Telecom Italia

On December 31, 2011, the National Collective Labour Agreement for employees of telecommunication service operating companies expired. During the first half of 2012, negotiations were launched for the renewal of this contract, coordinated by the Italian telecommunications employers’ trade association Assotelecomunicazioni (ASSTEL). On February 1, 2013, ASSTEL and employees’ trade unions representing a majority of the employees of the Italian telecommunications sector (SLC CGIL, FISTel CISL, UILCOM UIL and UGL Telecomunicazioni) signed an agreement for the renewal of the National Collective Labour Agreement for the employees of telecommunication service companies, applicable to the three-year period 2012-2014. Currently, as part of the due enactment process, final meetings with employee representatives are being held. The agreement will come into force after it has been approved by such employee meetings, that is, after signatory unions have put aside their reservations. The renewed National Collective Labour Agreement will be binding upon Telecom Italia S.p.A., Telecom Italian Sparkle S.p.A., Telecom Italia Information Technology S.r.l., Telecontact Center S.p.A., Path.Net S.p.A., HR Services S.r.l. and Telsy S.p.A.

In January 2012, an agreement was signed with the most representative trade unions, providing for the introduction of new working hours within the Fixed Customer Operations Consumer—187 Business Service function, our customer service line for landline customers, aimed at improving customer satisfaction. In this context, the company and the unions also envisaged, in a specific agreement, modifications intended to improve work-life balance (e.g., more flexible working hours for pregnant women) and the working environment.

On March 27, 2013, Telecom Italia and the most representative trade unions reached an agreement relating to workforce redundancies and productivity improvements. With respect to 3,000 surplus employees identified for the period 2013-2014, the agreement provides that 2,500 employees will be retained through the regime of solidarity contracts (contratti di solidarietà) (providing for a reduction of working hours) covering around 32,000 employees, while another 500 employees will be gradually cut through ordinary fluctuation (voluntary retirements and reaching of legal pension age). While the agreement thus avoids immediate layoffs, it also enables Telecom Italia to respect its three-year plan efficiency targets. In particular, Telecom Italia has committed to postpone the envisaged spin-off of the Caring Services division until April 1, 2014, in turn for the trade union’s agreement that 47 Caring Services points of presence be closed. The agreement further provides that our maintenance and customer repair team engineers will increasingly work from their homes and receive a company car equipped with

Item 6. Directors, Senior Management and Employees	Employees

a navigation and geolocation system, allowing this team to operate more flexibly, efficiently and with significantly improved reaction times. Finally, the agreement includes certain Telecom Italia commitments relating to the Directory Assistance function and sets out a new bonus regime for the 2013-2015 period. Pursuant to this regime, bonuses will be linked to the achievement of annual targets relating to the company’s financial (EBITDA, revenues) and customer satisfaction survey results.

During the first half of 2012, numerous agreements were reached and signed with trade unions for training programmes. Training plays an important role in the process of teaching new skills and preventing professional obsolescence and is a recurring feature in the application of the guidelines established by in prior labour agreements.

On December 31, 2011, the performance bonus agreement expired. Since no negotiations could be held for the new premium while negotiations were under way for the first level collective labour agreement, Telecom Italia decided to recognise the contribution made by employees to the economic and productive performance of the company by disbursing a fixed amount for each contract level for the period January 1,—June 30, 2012.

In this respect, a specific agreement was reached with trade union representatives in June.

Also in June 2012, senior executives presented the trade unions with the guidelines for Telecom Italia Domestic’s 2012-14 business plan.

The content of the presentation was then discussed in detail. Telecom Italia will continue implementing its cost control policy in 2013 and 2014, focusing on improving efficiency, setting up discussion meetings with the trade unions. It will also be working with the Unions to verify that the Government creates the conditions for completion of the social safety net plan required by the agreement signed with the Ministry of Economic Development and the Ministry of Labour on August 4, 2010.

Telecom Italia made a specific commitment to protect workers who left the company before December 31, 2012 under mobility procedure (on a voluntary basis and according to the non-opposition criterion under existing agreements), if, following legislative changes, they found themselves unable to qualify for a pension; the guarantees offered by the Company provide that, at the end of the redeployment period, these workers will be hired on fixed-term contracts, under the same financial conditions and job categories they had at the time of their termination, for the period needed to qualify for a pension according to current legal provisions. In this respect, agreements were signed in October 2012 with the most representative trade unions according to Telecom Italia S.p.A., Telecom Italia Sparkle S.p.A. and Shared Services Center S.r.l.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on April 12, 2011 set the maximum total annual remuneration of the Board of Directors (to remain in office for a three-year term, until the approval of the 2013 financial statements), according to article 2389, first paragraph, of the Italian Civil Code up to 2.2 million euros, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith.

According to the resolution adopted by the Board on May 5, 2011, as subsequently amended, the above mentioned overall amount was distributed as follows (gross amounts on a yearly basis):

•	110,000 euros to be paid to each director in office;

•	an additional 35,000 euros to be paid to each member of the Executive Committee;

•	an additional 45,000 euros to be paid to each member of the Internal Control and Corporate Governance Committee;

•	an additional 20,000 euros to be paid to each member of the Nomination and Remuneration Committee;

•

an additional 20,000 euros to be paid to the director appointed to the Supervision Panel set up under Legislative Decree 231/2001. With effect from May 2012, with the assignment of the functions of Supervisory Panel under Legislative Decree no. 231/2000 to the Board of Statutory Auditors, this remuneration is no longer paid (see “Item 10 Additional Information—10.1 Corporate Governance”);

•

an additional 90,000 euros to be paid to the Deputy Chairman (Aldo Minucci), in view of his responsibilities for the internal control system. After the Deputy Chairman gave up his responsibilities for the internal control system (August 1, 2012), on November 8, 2012 the Board of Directors decided to divide the above compensation between the Deputy Chairman and Director Galateri, who has been assigned the role of link between the Board and the control functions which report directly to the Board.

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2012 to the members of the Board of Directors of Telecom Italia was 4.8 million euros.

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

Provision was also made for the payment to the Executive Chairman of amounts due until the end of the period of office, including the variable component, calculated to correspond to the average of disbursements already made, in the event of early termination of his term of office (i) for objective reasons, (ii) on the company’s initiative without just cause, (iii) on the initiative of Mr. Bernabè with just cause. Finally, the Company has reserved the right to enter into a one year non-competition agreement, in exchange for a one-off payment equal to a year’s remuneration (fixed component and variable component calculated to correspond to the average of disbursements already made), to be implemented after termination.

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

Provision was also made for the payment of remuneration for the special position held (short term variable remuneration value, calculated as the average of the amounts received since 2011), in the event of early termination due to (i) early withdrawal of the administration relationship by the Company without just cause; (ii) resignation by Mr. Patuano at the request of the Board of Directors; (iii) resignation by Mr. Patuano with just cause. The procedure set forth in the collective labour agreement for company executives was established as being applicable in the event of a termination of employment relationship by the Company (unless there is just cause) or resignation requested by the Board of Directors. Finally, the Company has reserved the right to enter into a one year non-competition agreement, in exchange for a one-off payment equal to a year’s remuneration (fixed component and variable component calculated to correspond to the average of disbursements already made), to be implemented after termination.

The performance indicators for short-term variable component of compensation for the year 2012 were established as follows, on the basis of a proposal by the Nomination and Compensation Committee and with the approval of the Board of Statutory Auditors:

•	Executive Chairman of the Board of Directors and Chief Executive Officer of Telecom Italia

•	Consolidated Net Income post minorities (weight: 25%),

•	Consolidated Net Financial Position (weight: 15%),

•	Consolidated Organic ebitda (weight: 20%),

•	Group Total Organic Revenues (weight: 20%).

•	Domestic Managing Director and Chief Operating Officer of the Company

•	Consolidated Net Income post minorities (weight: 15%),

•	Italy Net Financial Position (weight: 20%),

•	Telecom Italia Domestic ebitda (weight: 10%),

•	Telecom Italia Customer Satisfaction Index (weight: 10%),

•	Domestic Organic Total Revenues (weight: 25%).

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The targets for the above parameters were set in accordance with the 2012 budget and allowed for a negative deviation down to a minimum threshold value and a maximum payout for the achievement of predetermined positive deviations. Deviations were differentiated according to the relevant indicators and intermediate performance results were to be measured proportionally. In addition to the parameters linked with the 2012 budget (the total weight of which was 80%) there was an ordinary share valuation indicator for the period January 2012-January 2013 (the weight of which was 20%) with respect to a basket consisting of Vodafone, Telefónica, Deutsche Telekom, France Télécom, Teliasonera, Telenor, KPN, Swisscom, British Telecom, as well as Telecom Italia itself. The access threshold was the positioning of the Company at third place in the ranking.

The final pay-outs of the short term compensation of the Executive Chairman and the Domestic Managing Director for the year 2012 were 37.5% and 27.7% of their fixed compensation, that are 525,000 and 277,000 euros, respectively.

***

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The following table lists the Directors who served during 2012 and their respective compensation as of December 31, 2012, according to the disclosure format set forth by Consob, the Italian market regulator (Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions):

Name and surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non- monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing
				(thousands of euros)
Franco Bernabè(1)	Executive Chairman and CEO	1/1 – 12/31/2012	12/31/2013	1,918	35	525		490		2,968	313
Marco Emilio Angelo Patuano(2)	Domestic Managing Director and COO	1/1 – 12/31/2012	12/31/2013	1,005		279		38		1,322	224
Aldo Minucci(3)	Deputy Chairman Director	1/1 – 12/31/2012	12/31/2013	169	35					204
Cesar Izuel Alierta(4)	Director	1/1 – 12/31/2012	12/31/2013	110						110
Tarak Ben Ammar(5)	Director	1/1 – 12/31/2012	12/31/2013	110						110
Lucia Calvosa(6)	Director	1/1 – 12/31/2012	12/31/2013	110	45					155
Elio Catania(7)	Director	1/1 – 12/31/2012	12/31/2013	110	100					210
Massimo Egidi(8)	Director	1/1 – 12/31/2012	12/31/2013	110	19					129
Jean Paul Fitoussi(9)	Director	1/1 – 12/31/2012	12/31/2013	118	65					183
Gabriele Galateri di Genola	Director	1/1 – 12/31/2012	12/31/2013
(I) Remuneration in the company that draws up the financial statements(10)				117	20					137
(II) Remuneration from subsidiaries and associates(11)				67						67

(III) Total				184	20					204
Julio Linares Lopez(12)	Director	1/1 – 12/31/2012	12/31/2013	110	35					145
Gaetano Miccichè(13)	Director	1/1 – 12/31/2012	12/31/2013	110						110
Renato Pagliaro(14)	Director	1/1 – 12/31/2012	12/31/2013	110	35					145
Mauro Sentinelli(15)	Director	1/1 – 12/31/2012	12/31/2013	110	80					190
Luigi Zingales(16)	Director	1/1 – 12/31/2012	12/31/2013	110	45					155
Andrea Mangoni	South America Gen. Man.	8/1 – 12/31/2012	4/30/2013
(I) Remuneration in the company that draws up the financial statements(17)				557		363		40		960
(II) Remuneration from subsidiaries and associates(18)				335						335

(III) Total				892		363		40		1,295
Luca Luciani	Diretor Presidente —Tim Part.	1/1 – 5/4/2012	5/4/2012
(I) Remuneration in the company that draws up the financial statements				289		300		54		643		4,400
(II) Remuneration from subsidiaries and associates(19)				183						183

(III) Total				472		300		54		826		4,400

(I) Total remuneration in the company that draws up the financial statements				5,273	514	1,467	—	622	—	7,876	537	4,400
(II) Total remuneration from subsidiaries and associates				585	—	—	—	—	—	585	—	—

(III) Total				5,858	514	1,467	—	622	—	8,461	537	4,400

(1)

The fixed remuneration includes the remuneration pursuant to article 2389, paragraph 3, of the Italian Civil Code (1,400,000 euros) and paragraph 1 of the Italian Civil Code (110,000 euros) including other remuneration offsetting the tax burdens applicable to taxed benefits (408,000 euros). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee. The amount of bonuses and other incentives refers to the bonus relating to the financial year for targets achieved in the year itself, assessed on the basis of the official closing statements.

(2)

The fixed remuneration includes the remuneration for work as employee (1,000,000 euros) and travel expenses (5,000 euros). The amount of bonuses and other incentives refers to the bonus relating to the financial year for targets achieved in the year itself, assessed on the basis of the official closing statements (277,000 euros) including other remuneration offsetting the tax burdens applicable to taxed benefits relating to employment (2,000 euros).

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members of the Board of Auditors

(3)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code) 110,000 and as Vice Chairman (with responsibility for the operation of the internal control system for the period 1/1 – 1/8/2012 59,000). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee.

(4)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). This remuneration is not received by the person concerned but paid to Telefonica S.A.

(5)	The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code).

(6)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Internal Control and Corporate Governance Committee.

(7)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee 35,000 euros, the Nomination and Remuneration Committee 20,000 euros and of the Internal Control and Corporate Governance Committee 45,000 euros.

(8)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Nomination and Remuneration Committee for the period 1/19-12/31/2012.

(9)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code) 110,000 euros and of the Supervisory Board pursuant to Legislative Decree 231/2001 for the period 1/1 – 5/28/2012 8,000 euros. The remuneration for involvement in committees refers to the remuneration received as member of the Internal Control and Corporate Governance Committee 45,000 euros and Nomination and Remuneration Committee 20,000 euros.

(10)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code) 110,000 euros and as link between the Board of Directors and the corporate control departments which report hierarchically to the Board for the period 11/8 – 12/31/2012 7,000 euros. The remuneration for involvement in committees refers to the remuneration received as member of the Nomination and Remuneration Committee.

(11)

This amount refers to the remuneration received as member of the Board of Directors in TIM Participações 168,000 R$ converted into euros at the average exchange rate for 2012 at 12/31/2012 (Real/€ 2.50953).

(12)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee. This remuneration is not received by the person concerned but paid to Telefonica S.A.

(13)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). This remuneration is not received by the person concerned but paid to Intesa San Paolo S.p.A.

(14)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee. This remuneration is not received by the person concerned but paid to Mediobanca S.p.A.

(15)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee 35,000 euros and of the Internal Control and Corporate Governance Committee 45,000 euros. This remuneration is not received by the person concerned but paid to Ecotel International S.r.l.

(16)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Internal Control and Corporate Governance Committee.

(17)

The fixed remuneration includes the remuneration for work as employee (441,000 euros) for the entire financial year 2012, and travel expenses (116,000 euros). The amount of bonuses and other incentives refers to the bonus relating to the financial year for targets achieved in the year itself, assessed on the basis of the official closing statements (113,000 euros) and to the bonus for managerial services in South America 250,000 euros.

(18)	This amount refers to the remuneration received for the appointment in TIM Participações converted into euros at the average exchange rate for 2012 at 12/31/2012 (Real/€ 2.50953).

(19)	The amount relating to the local work contract has been converted into euros at the average exchange rate for 2012 at 5/31/2012 (Real/€ 2.50826).

Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The following table have been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions.

			Options held at the beginning of the financial year			Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year	Options for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(14)	(15)	(16)
Name and Surname	Position	Plan and respective resolution	Number of options	Exercise price	Possible exercise period (from–to)	Number of options	Exercise price	Possible exercise period (from – to)	Fair value on assignment date	Date of assignment	Market price of underlying options on assignment of options	Number of options	Exercise price	Market price of underlying shares on exercise date	Number of options	(15)= (2)+(5)- (11)-(14)	Fair value
Gabriele Galateri	Director(*)	TOP 2008 4/15/2008	2,250,000	1.95	4/15/2011– 4/15/2014											2,250,000	66

Franco Bernabè	Chairman	TOP 2008 4/15/2008	6,300,000	1.95	4/15/2011– 4/15/2014											6,300,000	186

(I) Remuneration in the company that draws up the financial statements			8,550,000													8,550,000	252
(II) Remuneration from subsidiaries and associates

(III) Total			8,550,000													8,550,000	252

(*)	The 2008 TOP Plan was assigned at the time when Mr. Galateri was Chairman of the Board of Directors.

For further details, please see “Note—Stock option and performance share granting plans of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

6.6.2    Compensation of Executive Officers

The total compensation due by the Company or by any of the Company’s subsidiaries in 2012 to the Company’s executive officers (including the Executive Chairman and Chief Executive Officer of the Board of Directors and the Domestic CEO) was 16,515 thousand euros.

There is no generalized standard practice regarding severance pay for key managers with strategic responsibilities. However, the general policy established since 2008 is the following:

•

at the time of appointment to an executive position, an executive who already has an employment contract with the Group will be subject to the provisions of the collective labour agreement for company executives;

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

The specific provisions applicable to the current Executive Chairman and Chief Executive Office of the Board of Directors, who has no work relationship with the Company other than his relationships as Executive Director of Telecom Italia, and the current Domestic Managing Director, who is an employee of the Company, are described under 6.6.1 “Compensation of Directors”.

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

				Financial instruments assigned in previous financial years not vested during the financial year	Financial instruments assigned during the financial year					Financial instruments vested during the financial year and not assigned	Financial instruments vested during the financial year and assigned		Financial instruments for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)
Name and Surname	Position	Plan and respective resolution	Number and type of financial instruments	Vesting Period	Number and type of financial instruments	Fair value on assignment date	Vesting Period	Date of assignment	Market price on assignment	Number and type of financial instruments	Number and type of financial instruments	Value on assignment date	Fair value
Franco Bernabè	Chairman	LTI 2011 07/07/2011			3,380,553	939	Apr 2011 Mar 2014	July 7, 2011	0.90459				313
Marco Patuano	CEO	LTI 2011			2,414,681	671	Apr-2011	July 7, 2011	0.90459				223
		07/07/2011					Mar-2014

(I) Remuneration in the company that draws up the financial statements					5,795,234	1,610							536
(II) Remuneration from subsidiaries and associates

(III) Total						1,610							536

6.6.3    COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS

The General Shareholders’ Meeting of May 15, 2012 (which appointed the current Board of Auditors) authorized annual compensation of 95,000 euros for each Auditor and 135,000 euros for the Chairman of the Board of Auditors. Such compensation took into account the role of Board of Statutory Auditors acting as Supervisory Panel established under Legislative Decree 231/2001.

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2012 to the members of the Board of Auditors was 600 thousand euros.

The following table sets forth the members of the Board of Auditors in office during 2012 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2012:

Individuals	Description of the position			Compensation
Name	Position held	Period during which position was held	Office expiry	Compensation base	Non cash benefits	Bonuses and other incentives	Other Compensations	Total
				(thousand of euros)
Enrico Maria BIGNAMI	Chairman	1/1-12/31/2012	31/12/2014	129	—	—	—	129
Sabrina BRUNO	Acting Auditor	5/16-9/18/2012	31/12/2014	33				33
Roberto CAPONE	Acting Auditor	9/19-12/31/2012	Next shareholders meeting	27	—	—	—	27
Gianluca PONZELLINI	Acting Auditor	1/1-12/31/2012	31/12/2014	89	—	—	—	89
Lorenzo POZZA	Acting Auditor	1/1-5/15/2012	31/12/2014	30	—	—	—	30
Salvatore SPINIELLO	Acting Auditor	1/1-12/31/2012	31/12/2014
(I) Remuneration in the company that draws up the financial statements				89	—	—	—	89
(II) Remuneration from subsidiaries and associates(1)				101				101

(III) Total				190				190
Ferdinando SUPERTI FURGA(1)	Acting Auditor	1/1-12/31/2012	31/12/2014	95	—	—	—	95

(I) Remuneration in the company that draws up the financial statements				492	—	—	—	492
(II) Remuneration from subsidiaries and associates(2)				101	—	—	—	101

(III) Total				593				593

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(1)

This amount includes the remuneration received as member of the Board of Statutory Auditors (89,000 euros) and Chairman of the Supervisory Board pursuant to Legislative Decree 231/01 for the period 1/1 – 5/15/2012 (6,000).

(2)

This amount refers to the remuneration received for the office of Chairman of the Board of Statutory Auditors of the listed subsidiary Telecom Italia Media S.p.A. (43,000 euros); for the office of independent Director (50,000 euros) and for the office of member of the Supervisory Board (8,000 euros) of the affiliated companies Italtel Group and Italtel S.p.A. (remuneration paid by the latter company), held for the period 1/1 – 12/31/2012).

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At December 31, 2012, the outstanding stock option plans related to options which give the right to subscribe for new Telecom Italia Ordinary Shares and new Tim Participações ordinary shares. In addition, at December 31, 2012 other Telecom Italia S.p.A. equity compensation plans were outstanding.

For further details, see “Note—Equity compensation plans” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The Telecom Italia Shareholders’ Meeting held on May 15, 2012 resolved to launch the “Long Term Incentive Plan 2012”. The new plan replicates the basic rationale of the Long Term Incentive Plan 2011. It covers top management and selected management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, the company performance defined in the business plan 2012-2014 (absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (relative performance: 65% weighted).

The plan calls for granting:

•

to selected management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia Ordinary Shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

•	to top management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia Ordinary Shares after two years;

On June 28, 2012, the Telecom Italia Board of Directors approved the start of the Plan, which covered 19 top managers and 127 selected members of management. At December 31, 2012, this situation remained unchanged.

On December 31, 2012 the three-year performance period of the Long Term Incentive Plan 2010-2015 (which covered selected managers) expired. The Board of Directors on March 7, 2013 acknowledged that the Total Shareholders Return performance criterion (relative performance: 65% weight) had not been met, while the absolute performance requirement (35% weight) was over the minimum threshold, for an individual pay-out equalling 4% of the annual remuneration of the beneficiaries.

On September 5, 2012, the shareholders’ meeting of Tim Participações S.A. approved the second granting of stock options for managers in key positions in the company and its subsidiaries. In keeping with the structure of the plan initiated in 2011, the exercise of the options is subordinate to the simultaneous achievement of two performance targets: increase in the value of TIM shares and performance of TIM shares against a benchmark index composed of TLC and Media Technology companies listed on the Bovespa and in the Bovespa indices.

Of the options assigned in 2012, a third can be exercised at the end of September 2013, another third from September 2014 and the remaining third from September 2015.

On September 5, 2012, the grantees of the options were granted the right to purchase a total of 2,661,752 shares. As of December 31, 2012, there were no options that could have already been exercised.

The Board of Directors on March 7, 2013, taking account of the overall performance of the Company, resolved to suspend the launch of a new Long Term Incentive cycle, while it submitted for approval to the Shareholders’ Meeting on April 17, 2013 a new Employee Share Ownership Plan. The scheme makes available a total of 54,000,000 ordinary shares at a 10% discount off the market price, and in any case not below par value, in possible installments. Individuals who hold shares for one year, and providing they remain employees, will be granted one free bonus share for every three shares purchased. To service the plan, it is proposed that the Board of Directors be granted powers to increase share capital by a maximum €39,600,000, part paid and part without charge, via the assignment of profits or profit reserves.

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2012, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

			As of December 31, 2012
Major Shareholders	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.39
Findim Group S.A.	(direct	)	668,931,444	4.99

As of April 10, 2013, the above mentioned position is the following:

			As of April 10, 2013
	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.39
Findim Group S.A.	(direct	)	668,931,444	4.99

At December 31, 2012, Telecom Italia held 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

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

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

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

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2012 or a part of that year, have held the post of director in Telecom Italia S.p.A.

Name	Company	Class of shares		Number of shares held at the end of 2011 (or at the date of appointment)	Number of shares purchased in 2012	Number of shares sold in 2012	Number of shares held at the end of 2012 (or as of the date on which individual left post, if before)
Franco BERNABÈ	Telecom Italia S.p.A.	Ordinary	(1)	318,000	150,000	—	468,000
		Savings	(2)	330,000	150,000	—	480,000
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary		2,595	—	—	2,595
Marco PATUANO	Telecom Italia S.p.A.	Ordinary		—	70,000	—	70,000
		Savings		—	30,000	—	30,000
Gabriele GALATERI DI GENOLA	Telecom Italia S.p.A.	Ordinary		352,000	—	—	352,000
		Savings		176,000	—	—	176,000
Renato PAGLIARO	Telecom Italia S.p.A.	Savings		60,000	—	—	60,000
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary		58,000	—	—	58,000

(1)	Of which 18,000 shares held indirectly.

(2)	Of which 30,000 shares held indirectly.

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

❖	BOARD OF AUDITORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2012 or a part of that year, have held the post of statutory auditor in Telecom Italia S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2011 (or at the date of appointment)	Number of shares purchased in 2012	Number of shares sold in 2012	Number of shares held at the end of 2012 (or as of the date on which individual left post, if before)
Roberto CAPONE	Telecom Italia S.p.A.	Ordinary	1,319	—	—	1,319

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2012 or a part of that year, have held the post of executive officers in Telecom Italia S.p.A.

Company	Class of shares	Number of shares held at the end of 2011 (or at the date of appointment)	Number of shares purchased in 2012	Number of shares sold in 2012	Number of shares held at the end of 2012 (or as of the date on which individual left post, if before)
Telecom Italia S.p.A.(1)	Ordinary	31,412	10,000	10,000	31,412
Telecom Italia S.p.A.	Savings	55,484			55,484
Telecom Italia Media S.p.A.	Ordinary	4			4

(1)	Of which 3,460 shares held indirectly.

* * *

As of April 10, 2013 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

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

Item 7. Major Shareholders And Related-Party Transactions	Major Shareholders

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

On May 14, 2012 a new law was published, containing “Regulations relating to the special powers on share ownership in the sectors of defence and national security, and regarding activities of strategic importance in the energy, transport and communication sectors”. The regulations provide that, at the moment the implementing Prime Ministerial decrees come into force with respect to “the networks and systems, goods and relationships of strategic importance for the communications […] sector”, the statutory clauses on special powers will cease to have effect to be replaced by these regulations. In brief, the new regulations will provide:

•

the Italian Government with the authority to impose conditions and possibly to oppose the purchase, for any reason whatever, by non-EU citizens, of controlling shareholdings in companies which hold strategic assets identified in the regulations. Any right to purchase by a non-EU entity will in any case be permitted solely on condition of reciprocity in the purchaser’s home jurisdiction;

•

a power of veto granted to the Italian Government (including through prescriptions or conditions) on any resolution, act or transaction which has the effect of modifying the ownership, control or availability of strategic assets or changing their use, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets or their assignment by way of guarantee, amendment to the company’s by-laws purpose, company dissolution or amendment in by-laws provisions relating to limitations of voting rights.

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

Item 9.    LISTING

9.1    TRADING OF TELECOM ITALIA ORDINARY SHARES AND SAVINGS SHARES

The principal trading market for the Ordinary Shares and the Savings Shares is on Mercato Telematico Azionario or (“Telematico”), an automated screen trading system managed by Borsa Italiana (See “—9.2 Securities Trading in Italy”).

Ordinary and Savings Share ADSs, each representing respectively ten Ordinary Shares and ten Savings Shares have been listed on the NYSE since August 4, 2003. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Ordinary Share ADSs and the Savings Share ADSs.

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2008.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2008:
First Quarter	2.143	1.212	31.180	18.820
Second Quarter	1.485	1.257	23.540	19.380
Third Quarter	1.347	1.050	21.270	14.800
Fourth Quarter	1.169	0.759	16.250	9.530
2009:
First Quarter	1.193	0.780	16.540	9.640
Second Quarter	1.048	0.920	14.360	11.960
Third Quarter	1.253	0.946	18.500	13.130
Fourth Quarter	1.218	1.050	17.990	15.150
2010:
First Quarter	1.138	1.019	15.910	13.970
Second Quarter	1.134	0.889	15.460	10.500
Third Quarter	1.089	0.890	14.080	11.200
Fourth Quarter	1.109	0.951	15.610	12.320
2011:
First Quarter	1.144	0.984	15.940	13.130
Second Quarter	1.090	0.897	15.650	12.690
Third Quarter	0.953	0.728	13.930	10.000
Fourth Quarter	0.941	0.768	13.510	10.180
2012:
First Quarter	0.923	0.772	12.300	10.170
Second Quarter	0.892	0.663	11.980	8.200
Third Quarter	0.847	0.618	10.990	7.370
Fourth Quarter	0.801	0.671	10.480	8.430
2013:
January	0.765	0.696	10.160	9.100
February	0.730	0.551	9.960	7.210
March	0.619	0.547	8.000	7.050
April (through April 10, 2013)	0.597	0.542	7.840	6.870

Source: Reuters data

At the close of business on April 10, 2013 there were 29,310,298 Ordinary Share ADSs outstanding held by 122 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 29,301,130 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2008.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2008:
First Quarter	1.609	0.942	23.570	14.750
Second Quarter	1.179	1.016	18.520	15.630
Third Quarter	1.067	0.803	16.740	11.270
Fourth Quarter	0.811	0.552	11.340	6.710
2009:
First Quarter	0.859	0.610	12.040	7.510
Second Quarter	0.814	0.633	10.910	8.590
Third Quarter	0.875	0.665	12.910	9.250
Fourth Quarter	0.861	0.749	12.770	10.780
2010:
First Quarter	0.880	0.762	12.020	10.620
Second Quarter	0.900	0.714	12.190	8.490
Third Quarter	0.888	0.722	11.430	9.230
Fourth Quarter	0.893	0.802	12.590	10.490
2011:
First Quarter	1.014	0.822	14.180	10.830
Second Quarter	0.959	0.766	13.760	10.910
Third Quarter	0.806	0.667	11.730	9.170
Fourth Quarter	0.788	0.656	11.270	8.460
2012:
First Quarter	0.752	0.634	9.930	8.420
Second Quarter	0.744	0.543	9.950	6.690
Third Quarter	0.699	0.522	9.040	6.210
Fourth Quarter	0.695	0.581	8.960	7.390
2013:
January	0.654	0.607	8.640	7.900
February	0.626	0.489	8.510	6.410
March	0.545	0.478	7.170	6.040
April (through April 10, 2013)	0.525	0.476	6.890	5.960

Source: Reuters data

At the close of business on April 10, 2013, there were 18,543,405 Savings Share ADSs outstanding held by 18 registered holders.

One of the registered holders is the Depository Trust Company (“DTC”) which holds 18,539,447 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On April 5, 2013 the Noon Buying Rate for the Euro was U.S.$ 1.3027 = €1.00.

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

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the third trading day following the trading date. Borsa Italiana publishes information on transactions in each listed security, including the volume traded and the high and low prices of the day. No last price is reported, but an “official price” calculated as a weighted average price of all trades performed during the trading day and a “reference price” as for the closing auction price. The Bank of Italy, in accordance with Consob, regulates the governing of the clearing system that is currently performed in Italy on an exclusive basis by Monte Titoli (a centralized securities clearing system owned by certain major Italian banks and financial institutions).

If in the course of a trading day the maximum price variation between two consecutive contracts is ±5%, or maximum price variation of the contracts with respect to the reference price is ±10% an automatic five-minute suspension is declared. Furthermore Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons.

The most liquid shares traded on Telematico, including the Telecom Italia ordinary shares, are traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m., substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

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

The index is calculated in accordance with the Industry Classification Benchmark (“ICB”) where main sectors are: Oil & Gas, Constructions & Material, Industrials Goods and Services, Automobiles & Parts, Media, Telecommunications, Utilities, Banks, Technology, Insurance and Personal & Household Goods. Each FTSE MIB constituent is weighted by its free float capital, considering the effective number of shares tradable in the market. Index Constituents weights are capped at 15%; they are reviewed and their weights are rebalanced quarterly (March, June, September and December). The weighting structure can also be changed following extraordinary events (if the capital of a stock increases or other events).

Item 9. Listing	Clearance And Settlement Of Telecom Italia Shares

9.3    CLEARANCE AND SETTLEMENT OF TELECOM ITALIA SHARES

All financial instruments publicly traded on regulated markets including treasury bonds are dematerialized. Companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli, which will open an account in the name of each company in its register.

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

Law no. 120 of July 12, 2011, amending articles 147-ter and 148 of Legislative Decree no. 58 of February 24, 1998, set forth the principle of gender balance in the Board of Directors and Board of Auditors of listed companies. The rule is mandatory for three periods of office from the first subsequent renewal one year after the regulations came into force (in August 2011) and requires that one fifth of the persons appointed in the first period of office, and one third of those appointed for the following two periods of office be reserved for the less represented gender, rounding up fractions to the nearest whole number, as detailed by Consob Resolution no. 18079 of January 20, 2012 (new article 144-undecies of the Issuer Regulations).

The Shareholders’ Meeting held on July 15, 2012 amended the Company’s bylaws consistently with the aforementioned gender diversity principle.

The Company complies with the recommendations set forth by the Code of Self Discipline of the Committee for Corporate Governance of Borsa Italiana. Such document was amended in December 2011, with significant changes regarding internal controls, to be implemented by the issuers by the end of 2012. To this end, on December 6, 2012 Telecom Italia rescinded its own internal code, considered obsolete, and adopted corporate governance principles (the Corporate Governance Principles) that amend and/or supplement the framework of applicable rules regarding the duties and operation of the corporate bodies, referring to the principles and criteria of the Borsa Italia Code (December 2011 edition) for the remainder.

In relation to the internal Code previously in force, the new Corporate Governance Principles:

–	reaffirm the responsibilities of the Board of Directors, with a greater focus on the internal control and risk management system;

–	simplify the listing of strategic operations subject to prior board resolutions, making clear that the listing is given by way of example;

–	confirm the principles by which the Board operates, introducing the principle of advance scheduling of Board agenda items;

–

confirm the presence of a Lead Independent Director and three Board committees: the Executive Committee, the Nomination and Remuneration Committee, and the Control and Risk Committee (which replaces and incorporates the responsibilities of the Committee for Internal Control and Corporate Governance);

–	transfer the issue of the annual appraisal of the Board of Directors from the Committee for Internal Control and Corporate Governance to the Nomination and Remuneration Committee;

–

introduce specific references to the procedures designed to assure that the undertakings given to the Brazilian and Argentine authorities to ensure the “separateness” of Telefónica in the management of the Group’s South American subsidiaries are respected;

–	renew the internal control and risk management system rules in their entirety.

The articles regarding the management of corporate information, transactions with related parties, shareholders’ meetings and relations with investors and shareholders have been abolished.

Item 10. Additional Information	Corporate Governance

❖	CODE OF ETHICS AND CONDUCT

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

The Board of Directors on December 6, 2012 acknowledged the launch of a comprehensive update programme of the Group’s Compliance Program, with particular focus on the Code of Ethics and Conduct, as well on the Organizational Model pursuant to Legislative Decree n. 231/2001.A stepwise approach was defined for the Code of Ethics, starting from a few focused additions in the current Code and ending with a general review of the whole document to be completed by the end of 2013. The Board of Directors has also adopted a specific policy framework for compliance with applicable anti-corruption laws and regulations.

For further details, please see “Item 16B. Code of Ethics and Conduct”.

❖	BOARD OF DIRECTORS

The Company’s system of corporate governance is centered around the Board of Directors. The Corporate Governance Principles of Telecom Italia supplement the applicable rules concerning the tasks and functioning of the Board of Directors and all the directors are required to comply with the Corporate Governance Principles.

Such Principles have been adopted by the Board of Directors as a self-regulatory measure only and can therefore be amended at any time with a resolution adopted by the Board and promptly disclosed to the market.

Since 2005, Telecom Italia’s directors have carried out an annual Board performance evaluation.

Role and tasks

In accordance with the Italian Stock Exchange Code (by which Telecom Italia fully abides) the Board of Directors plays an active role both in the strategic guidance of the Company and in the control of operations, with the power to formulate strategy and responsibility for intervening directly in decisions having the greatest impact on the activity of the Company and the Group. The Board of Directors shall, in particular, have overall responsibility for the internal control and risk management system, including the definition of the nature and level of risk consistent with the specific strategic objectives of the business.

Pursuant to the Company’s Corporate Governance Principles, the following matters are deemed to have a notable effect on the business of the Company and the Group, and as such are subject to resolutions of the board:

•	agreements with competitors which, considering the subject, commitments, conditions, or limits that they may produce, have long-term effects on the freedom of strategic business decisions;

•

investments and disinvestments exceeding 250 million euros, and in any event purchases or sales of shareholdings, or businesses or business units that are of strategic significance in the overall framework of the business; transactions that, in their execution or upon their completion, can create commitments and/or purchases and/or sales of this nature and scale;

•

the acceptance of loans for amounts exceeding 500 million euros and the granting of loans and guarantees in favor of non-subsidiary companies for amounts exceeding 250 million euros; transactions that, in their execution or upon their completion, can create commitments and/or deeds of this nature and scale;

Item 10. Additional Information	Corporate Governance

•	the above transactions, to be performed by unlisted subsidiaries of the Group, excluding those controlled by listed subsidiaries;

•	the listing and delisting of financial instruments issued by the Company or Group companies in regulated markets inside or outside Europe;

•

instructions to be given to listed subsidiaries (and their subsidiaries), when the Parent Company exercises its management and coordination activity for the performance of transactions with the characteristics indicated above.

Since 2002, the Company has adopted guidelines for carrying out transactions with related parties in order to ensure both procedural and substantial fairness and transparency.

On November 4, 2010 the Board of Directors introduced the set of procedures currently in force, as amended on June 28, 2012. In addition to “related parties”, as defined by Consob regulation No. 17221 of March 12, 2010 and IAS 24, the new procedure (effective as from January 1, 2011) must also be applied—for self-regulatory principles—to participants in shareholders’ agreements that regulate candidacy to the position of Director of Telecom Italia, in the case of a majority slate. The procedure classifies the transactions in different categories and, according to this classification, different assessment and approval procedures are applied, if these transactions are to be carried out with related parties.

For information on the subject of related-party transactions, see “Item 7. Major Shareholders and Related-Party Transactions—7.2 Related-Party Transactions”.

In its function of monitoring and guiding the performance of operations, the Board of Directors assesses the adequacy of the organizational, administrative and accounting structure of the Company on the basis of information made available by the management and, with specific reference to the adequacy of the internal control system, in light of the results of the investigations made by the Control and Risk Committee.

The internal control and risk management system is organised and operates according to the principles and criteria set out in the Italian Stock Exchange Code. It is an integral part of the general organisational structure of the Company and the Group, and involves several components that act in a coordinated way according to their respective responsibilities—the responsibility of the Board of Directors to direct and provide strategic oversight, the responsibility of the Executive Directors and management to monitor and manage, the responsibility of the Control and Risk Committee and the Head of the Audit Department to overview and provide support to the Board of Directors, and the supervisory responsibilities of the Board of Statutory Auditors.

The Board of Directors, insofar as it is responsible for the internal control and risk management system, defines the guidelines of the system and verifies its adequacy, effectiveness and proper functioning, so that the main corporate risks (including, among others, operational, compliance-related, economic and financial risks) are properly identified and managed over time.

The establishment and maintenance of the internal control system are assigned to the Executive Directors (currently, the Chairman and Chief Executive Officer Franco Bernabè and the Domestic Managing Director, Chief Operating Officer Marco Patuano, each with respect to the area delegated to him), and to the Manager in charge of preparing the Company’s financial report for his area of responsibility (such position is held by the Head of Administration, Finance and Control, Piergiorgio Peluso, who took over the role held by Andrea Mangoni in the board meeting on September 13, 2012), so as to ensure the overall adequacy of the system and its functionality, in a risk-based perspective, which is also taken into account in determining the agenda for the Board’s proceedings.

The Board of Directors at its meeting on April 13, 2011 charged the Deputy Chairman with responsibility for the internal control system; the Deputy Chairman exercised his role not as such, but in terms of representing the Board of Directors in its entirety towards the various bodies responsible for the internal control system. In the Board meeting on August 1, 2012, the Deputy Chairman renounced this responsibility and the Board resolved (i) to confirm, in relation to the Internal Audit Manager, and point out, in relation to the Group Compliance Officer and the IT & Security Compliance Department Manager, that they report directly to the full Board; (ii) to attribute the role of link between the Board of Directors and said control structures to a non-executive Director. This role was assigned to Director Gabriele Galateri di Genola in the meeting on November 8, 2012.

Item 10. Additional Information	Corporate Governance

The assessment of the performance of operations is based on a continuous flow of information coordinated by the Chairman of the Board of Directors and directed towards the non-executive directors and the members of the Board of Statutory Auditors. Assessments are made, notably, with a comparison of the results achieved with those budgeted during the examination of the financial reports.

Meetings

The Corporate Governance Principles require the Board to meet periodically (and at least quarterly).

Through April 10, 2013, in 2013 the Board of Directors has had 4 meetings.

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

•

the remaining directors are chosen from the remaining slates. To that end, the votes obtained by the various slates are divided successively by whole numbers from one up to the number of directors to be appointed and the results (quotients) obtained are assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates are arranged in a single decreasing ranking. Those who have obtained the highest quotients are elected.

An amendment to the Company’s bylaws was approved by the Shareholders’ Meeting held on May 15, 2012 to the effect that all slates that present three or more candidates should have a gender ratio of at least 1:3 among the candidates (1:5 on the occasion of the first application). In case the vote on the slates does not fulfill the diversity requirement in the composition of the Board, the appointment of the last of the persons elected from the majority slate who are of the more represented gender will be forfeited, and they will be replaced with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. In any case, should the slate mechanism fail, the Shareholders’ Meeting retains the right to appoint directors by a subsequent vote, applying the legal majorities, so that the so-called gender diversity requirement may in any event be ensured in the composition of the Board.

The shareholders’ meeting held on April 12, 2011, established the number of Telecom Italia directors at 15 and appointed the Board for a three-year period. The slate of candidates proposed by Telco S.p.A. obtained the highest number of votes and therefore 12 out of 15 of Telecom Italia’s Directors were elected from that slate (Cesar Alierta Izuel, Tarak Ben Ammar, Franco Bernabè, Elio Cosimo Catania, Jean Paul Fitoussi, Gabriele Galateri di Genola, Julio Linares Lopez, Gaetano Miccichè, Aldo Minucci, Renato Pagliaro, Marco Patuano and Mauro Sentinelli); the remaining three directors (at the time Luigi Zingales, Ferdinando Falco Beccalli and Francesco

Item 10. Additional Information	Corporate Governance

Profumo) were elected from the slate proposed by a group of institutional shareholders. Subsequently Ferdinando Beccalli Falco was replaced by Lucia Calvosa and Francesco Profumo was replaced by Massimo Egidi. See: Risks associated with Telecom Italia’s ownership chain under “Item 3. Key Information—3.1 Risk Factors”.

With respect to the current composition of the Board, see above “Item 6- Directors, Senior Management and Employees”.

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

Article 3 of the Company’s Corporate Governance Principles establishes a cap on the maximum number of positions that Telecom Italia directors may hold in management and control bodies of other companies. The general rule is that the position of Telecom Italia director is not compatible with directorships or auditorships in more than five companies, other than Telecom Italia subsidiaries or affiliates, when such companies:

•	are listed and included in the FTSE/MIB index; and/or

•	operate prevalently in the financial sector on a public basis; and/or

•	engage in banking or insurance.

The directorship in Telecom Italia is also considered not compatible with holding more than three executive positions in companies of the types specified above. The Board of Directors may nonetheless permit exceptions to these rules, such exceptions to be made public. If a Director holds office in more than one company belonging to the same Group, only one office held within that Group is taken into account, when calculating the number of offices.

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Telco is Telecom Italia’s main shareholder with an interest of 22.38% in the ordinary share capital. In turn Telco is owned by Intesa S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), companies belonging to the Generali Group (30.58%) and Telefónica S.A. (46.18%).

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

Item 10. Additional Information	Corporate Governance

Independent Directors

At least two members of the Board of Directors must satisfy the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors. Moreover, Article 3 of the Corporate Governance Principles incorporate by reference the independence criteria set out in the Borsa Italiana’s Corporate Governance Code.

To qualify as independent under Borsa Italiana’s Corporate Governance Code and the Company’s Corporate Governance Principles, Telecom Italia directors should not maintain, nor have recently maintained, directly or indirectly any business relationships with the issuer or persons linked to the issuer (Group companies, executive directors or members of their families), of such a significance as to influence their autonomous judgment, and should not be in a position to influence the Company as a consequence of the shares they hold or their participation in shareholders’ agreements. Specific presumptions are listed in Borsa Italiana’s Corporate Governance Code.

The Board of Directors verifies the independence requirements at the first meeting after the appointment of the Board and subsequently once a year. On the basis of the declarations made by the interested parties and verified by the Board of Directors, at present 6, out of the 15 directors are considered independent, according to the criteria set forth by the Consolidated Law on Finance as well as the criteria set forth by Borsa Italiana Code: Lucia Calvosa, Elio Cosimo Catania, Massimo Egidi, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales. The Board of Auditors verified the correct application of the principles adopted by the Board to evaluate the independence of directors.

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

The Board of Directors entrusted the Executive Directors with the following powers and responsibilities:

•	to the Executive Chairman (Franco Bernabè), in addition to legal representation of the Company, as provided for in the bylaws,the following powers:

•	overall governance of the Group, including coordinating the activities of the Chief Executive Officer, and defining the Company’s strategic guidelines;

•	responsibility for extraordinary transactions and extraordinary finance operations to be proposed to the Board of Directors;

•	to the Domestic Managing Director, in addition to legal representation of the Company, as provided for in the bylaws,the responsibility for the overall governance of operations in Italy.

There are no other Telecom Italia executive directors. As of April 10, 2013, Telecom Italia’s non-executive directors are: Cesar Alierta Izuel, Tarak Ben Ammar, Lucia Calvosa, Elio Cosimo Catania, Massimo Egidi, Jean Paul Fitoussi, Gabriele Galateri di Genola, Julio Linares Lopez, Gaetano Miccichè, Aldo Minucci, Renato Pagliaro, Mauro Sentinelli, Luigi Zingales.

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

Item 10. Additional Information	Corporate Governance

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

See “Item 7. Major Shareholders and Related-Party Transactions—Item 7.1.1. The Shareholders’ Agreements”.

Internal Committees

According to article 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. The Corporate Governance Principles provide for three Committees: the Executive Committee, the Nomination and Remuneration Committee and the Control and Risk Committee (formerly the Internal Control and Corporate Governance Committee).

With regard to the composition, while the Executive Committee consists of the Executive Directors (Executive Chairman and Domestic Managing Director) and of non-executive directors, with the Chairman of the Committee being the Chairman of the Board of Directors, both the Control and Risk Committee and the Nomination and Remuneration Committee are composed of non-executive directors the majority of which are required to be independent directors, including at least one drawn from a minority list.

Executive Committee

The Executive Committee is composed of the Executive Directors (who coordinate the Committee’s activity with the management) and non-executive directors. The Committee’s Chair is entrusted to the Chairman of the Board of Directors.

As per Telecom Italia’s Corporate Governance Principles the Committee is charged with monitoring the performance of operations at Company and Group level, approving the executive directors’ proposals for macro organizational arrangements, submitting opinions to the Board on the budget, strategic transactions and the strategic, business and financial plans of the Company and the Group and performing any other tasks delegated by the Board of Directors.

Control and Risk Committee

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

Item 10. Additional Information	Corporate Governance

•	defines the procedures and time limit for conducting the “board performance evaluation”; and

•	performs the additional tasks that may be assigned to it by the board of directors.

Nomination and Remuneration Committee

The Committee is charged with putting forward proposals for the remuneration of the directors who hold particular offices, division of the overall amount set forth by the Shareholders’ Meeting as the annual remuneration for the Board as a whole and criteria for the remuneration of the Company’s senior management, nomination of candidates for the Board of Directors in the event of replacement of an independent board member and defining procedures and time limit for conducting the annual board performance evaluation.

For more information concerning the remuneration of directors and top management see “Item 6. Directors, Senior Management and Employees—6.6 Compensation of Directors, Officers and Members of the Board of Auditors”.

Internal Control System

The internal control system is a set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the main risks, allows the sound and fair operation of the company in line with the pre-established objectives. As such this process is aimed at pursuing the values of both procedural and substantial fairness, transparency and accountability, which are considered key factors for managing Telecom Italia’s business, in compliance with the Code of Conduct and Ethics of the Group and the Company’s Corporate Governance Principles. This process, constantly monitored with a view to progressive improvement, is intended to ensure, in particular, the efficiency of company operations and entrepreneurial conduct, its transparency and verifiability, the reliability of information and management and accounting data, and compliance with applicable laws and regulations as well as the safeguarding of company integrity and its assets, in order to prevent fraud against the Company and the financial markets.

The Board of Directors, insofar as it is responsible for the internal control system, sets the guidelines, verifying its adequacy, effectiveness and proper functioning, so that the main company risks (operational, compliance-related, economic and financial) are properly identified and managed over time.

In the exercise of its responsibility for the internal control system the Board benefits from the activities of the Control and Risk Committee, but also of the Head of the Internal Audit Department, a manager who is given an adequate level of independence and means suitable to perform this duty. The Head of the Audit Department assesses the adequacy, full functioning and effectiveness of the control and risk management system and consequently proposes corrective measures in case of anomalies and malfunctions.

In particular, in accordance with the provisions of the Corporate Governance Code of Borsa Italiana, the Head of the Audit Department:

The Head of the Audit Department also has a role in ensuring respect of the principles and values expressed in the Code of Ethics and Conduct, by handling reports from employees, collaborators, consultants, employers and third parties in business relationships with the Group on violations of laws or regulations, of the Code itself, and of internal procedures, as well as irregularities or negligence (including accounting), and promoting the most appropriate resulting initiatives, including the proposal to impose sanctions.

The oversight role of the Head of Internal Audit is directed towards expressing an assessment in terms of reasonable certainty about the capacity of the internal control system to impact on the actual achievement of the objectives assigned to individual company structures (effectiveness profile), taking account of the rational use of resources for their realization (efficiency profile) in the light of the (qualitative/quantitative) risk factors present and the probability of their affecting the achievement of those objectives.

As regards internal controls over financial reporting, the Company has drawn on the substantial work done in order to comply with US reporting requirements to fulfill the transparency requirements introduced by Article 154-bis of the Consolidated Law on Finance.

Item 10. Additional Information	Corporate Governance

The Company’s internal control system is completed by the so-called 231 Organizational Model, which provides a model of organization and management adopted pursuant to Italian Legislative Decree No. 231/2001, and is aimed at preventing offences that can result in liability for the Company.

The 231 Organizational Model is subject to continuing improvement. Some revisions are made necessary by changes in the law, while others are proposed when deemed appropriate in the light of the results of the model’s application.

Monitoring of the functioning and compliance with the model as from May 2012 is performed by the Board of Statutory Auditors (supported in its activities by appropriate offices within the Company) which oversees the operation and observance of the Organizational Model and reports to the Board of Directors the checks it has undertaken and their outcome.

The Organizational Model is a dynamic instrument, which affects the corporate operation and is constantly updated in the light of feedback, as well as the evolution of the regulatory framework. The amendments are drafted by a managerial committee called Steering Committee 231, briefed by the Board of Statutory Auditors acting as Supervisory Panel and approved by the Board of Directors when of a significant nature.

The Organizational Model incorporates, in terms of application, the identified conduct of offences provided for in Legislative Decree 231/2001, excluding those deemed not to be directly applicable for the Telecom Italia Group. In January 2013, a new version of the Model was adopted that incorporated the new identified offences of corruption between private entities and unlawful inducement to promise or give profit to a public official/public service employee, introduced by Law 190 of 6/11/12. As well as adapting and updating the internal control schemes based on the new offences, the new version of the Organizational Model 231 contains an explicit reference to the fight against all forms of corruption and to the Anti-corruption Policy adopted by the Group on December 1, 2012.

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

In addition to that, under the provisions of Legislative Decree 231/2001, Supervisory Panel functions have been granted to the Board of Auditors.

During 2012, there were 39 meetings of the Board of Statutory Auditors (10 of which were held jointly with the Control and Risk Committee). In addition, its members participated in the meetings of the Board of Directors and the Executive Committee and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

Appointment

Telecom Italia’s Board of Auditors is composed of five regular auditors, and four alternate auditors. The Board of Auditors is appointed by the Shareholders’ Meeting through the slate system under the same procedure used for the election of the Board of Directors. Three regular auditors and two alternate auditor are drawn from the so called “majority slate” (that is the slate that obtained the majority of the votes cast by the shareholders), two regular auditors and two alternate auditors are taken from the other slates, so called “minority slates”.

An amendment to the Company’s bylaws was approved by the Shareholders’ Meeting on May 15, 2012 to the effect that all slates that present three or more candidates should have a gender ratio of at least 1:3 among the candidates (1:5 on the occasion of the first application). In case the vote on the slates does not fulfill the diversity

Item 10. Additional Information	Corporate Governance

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

The present Board of Auditors was elected, for a three year term, by the shareholders meeting of May 15, 2012, on the basis of three slates presented respectively by Telco (presently Telecom Italia’s largest shareholder), Findim (presently Telecom Italia’s second largest shareholder) and by a group of minority shareholders. Salvatore Spiniello, Ferdinando Superti Furga and Gianluca Ponzellini were elected from the “majority slate”, while Enrico Maria Bignami and Sabrina Bruno (which was subsequently replaced by Paolo Capone, appointed from the same “minority slate”) were elected from the “minority slates”. Enrico Maria Bignami was also appointed as Chairman of the Board.

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

In view of its responsibilities under Italian law and the obligations deriving from US law, the Board of Auditors adopted a complaints procedure for receiving, retaining and treating the “reports” it receives. Such reports can be of the following kinds:

•	statements of violations submitted by shareholders concerning matters deemed to be improper;

•	complaints by any person, thus including non-shareholders, concerning alleged irregularities, improper facts or, more generally, any problem or issue deemed to merit investigation by the control body;

•	complaints specifically regarding accounting, internal accounting controls, or auditing matters; and

•	confidential, possibly anonymous submissions of “concerns” by employees of the Company or the Group regarding questionable accounting or auditing matters.

Item 10. Additional Information	Corporate Governance

A short description of how such reports are to be submitted to the Board of Auditors/Audit Committee is available on the Company’s website under “Governance”.

❖	Shareholders’ Meetings

Meetings of Ordinary Shareholders

Holders of Ordinary Shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. At any Shareholders’ Meeting, each holder is entitled to cast one vote for each Ordinary Share held. Votes may be cast personally or by proxy. According to the bylaws, the issuer may designate, for each Shareholders’ Meeting, one or more representatives on whom those entitled to vote may confer a proxy free of charge. The person so designated, and the necessary operating instructions, shall be stated in the notice calling the meeting. Holders of Ordinary Shares can also vote by mail or through a proprietary, web based platform, if so specified in the notice of the specific meeting and in the ways specified therein.

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

Presently Telecom Italia’s Bylaws grant the ordinary Shareholders’ Meeting the power to authorise the execution of transactions with parties related to the Company, as per the specific procedure governing related-party transactions adopted by the Board of Directors on November 4, 2010 and subsequently amended. More specifically, with respect to transactions of major importance, this procedure requires the approval by the Board of Directors, subject to the prior approval of a Committee comprised of all the independent directors. In case this Committee gives a negative opinion on interest and conditions of a transaction of major importance, and this opinion is not superseded through a so called double majority at the meeting of the Board (a “general” majority, of all the Directors at the meeting, and a “specific” one, of Independent Directors in non-related positions), in order to be carried out the transaction of major importance, even if authorized by the Board, must be authorized by the shareholders’ meeting. There it must obtain the favourable vote of the majority of the non-related shareholders entitled to vote.

It is compulsory for issuers to publish their annual report within 120 days of the close of their fiscal year; if the bylaws so provide (and this is the case in Telecom Italia), the approval by the annual general meeting can follow, but in any event the annual general meeting must take place no later than 180 days after the end of the fiscal year.

Extraordinary Shareholders’ Meetings may be called to pass upon proposed amendments to the Bylaws, capital increases, mergers, dissolutions, issuance of convertible debentures (which can also be delegated to the Board of Directors), appointment of receivers and similar extraordinary actions.

As a rule shareholders are informed of all Shareholders’ Meetings to be held by publication of a notice at least 30 days (40 days in case of Shareholders’ Meetings convened to appoint corporate bodies) before the date fixed for the meeting. The notice must be published (either in full or in extract form) in at least one national daily newspaper, posted in the issuer’s internet site and filed with the Italian Stock Exchange and Consob. Telecom Italia’s bylaws allow the Shareholders’ Meeting to be called either in a single call or with up to two meeting dates for an ordinary Shareholders’ Meeting and up to three meeting dates for an extraordinary Shareholders’ Meeting. When the meeting is convened in a single call—the quorums of second calls of ordinary Shareholders’ Meeting and second calls of extraordinary Shareholders’ Meeting, as the case may be, apply.

An ordinary Shareholders’ Meeting is duly constituted on first call with the attendance of at least 50% of the outstanding Ordinary Shares, while on second call there is no quorum requirement. In either case, resolutions are approved by holders of the majority of the Ordinary Shares represented at the meeting.

Item 10. Additional Information	Corporate Governance

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

The shareholders’ meetings shall be called when requested by shareholders representing at least 5% of a company’s share capital. In the case the directors or in their place the statutory auditors don’t call the Shareholders Meeting, the Court orders with a decree the call of the Shareholders Meeting, after having heard the directors and statutory auditors, if the refusal is unjustified. Shareholders are not allowed to present requests on topics upon which the Shareholders Meeting resolves, pursuant to Italian law, on directors’ proposal or on a project basis or on their reports only.

Shareholders representing at least 2.5% of the share capital may request, within ten days of the publication of the notice convening the meeting, addition to the agenda of the shareholders meeting or presentation to the shareholders meeting of alternative proposals for resolution on items already on the agenda. Added items and alternative proposed resolutions on items already on the agenda, have to be disclosed in the same ways as the notice calling the meeting, at least fifteen days prior to the date scheduled for the shareholders’ meeting.

Item 10. Additional Information	Corporate Governance

Additions to the agenda and/or alternative proposed resolutions cannot be submitted for matters on which the shareholders’ meeting is required by law to resolve on proposals put forward by the directors or on the basis of a plan or report by the Board of Directors.

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

The Joint Representative, who is appointed by the Special Meeting or, in default, by the Court, is entitled (i) to inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The Savings Shareholders Meeting held on May 28, 2010 appointed Mr. Emanuele Rimini as joint Representative for a three year period which will expire with the Ordinary Shareholders’ Meeting to be convened for approval of the Company’s financial statements for the year 2012.

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

With reference to the preparation of the financial statements for 2012, the procedures for the Preparation of the Telecom Italia 2012 annual report for Italian purposes and Telecom Italia 2012 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Control and Risk Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

Reporting and record-keeping requirements are contained in Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions and any other authorized intermediaries when the total amount of the value to be transferred is equal to or more than 1,000 euros. The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to belief that there are irregularities in their performance, such transactions shall be reported in writing to the Italian Central Bank which shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian authorities. Non-compliance with the above may result, among others, in administrative fines or, criminal penalties if the transactions fall within a case ruled by the criminal code. Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of 10,000 euros in one year must disclose them in their annual income tax returns. Non-corporate residents must also give details in their income tax returns of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of 10,000 euros to, from, within and between foreign countries in connection with such assets during the fiscal year. No tax return is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than 10,000 euros or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

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

Recent amendments

The shareholders’ meeting held on May, 15 2012 approved amendments to articles 9 and 17 of the Company Bylaws (“gender quotas”) governing appointments to the Board of Directors and Statutory Board of Auditors to ensure balance between the male and female members, as required by law.

Item 10. Additional Information	Description of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 10, 2013, the subscribed and fully paid-up capital stock was equal to 10,693,628,019.25 euros divided into 13,416,839,374 Ordinary Shares and 6,026,120,661 Savings Shares, each with a par value of 0.55 euros. On March 7, 2013 the Board of Directors resolved to issue for cash up to 576,544 Ordinary Shares, to be offered to the beneficiaries of the “2010-2015 Long-Term Incentive Plan” with a time limit for subscription set at April 30, 2013, providing that if the increase resolved is not fully subscribed within that time limits, the capital will be increased by an amount equal to the subscriptions received up to such time. As of April 10, 2013 no such Ordinary Share has been issued yet.

For five years starting from April 29, 2010 the Directors may increase the share capital as follows:

–

to service the implementation of the “2010-2015 Long-Term Incentive Plan,” in the maximum amount of 5,000,000 euros by the allotment of the corresponding maximum amount of profits pursuant to Art. 2349 of the Civil Code, by the issuance of the number of ordinary shares with a par value of Euro 0.55 each necessary for the allotment of one bonus share for every share subscribed for cash by employee beneficiaries of the “2010-2015 Long-Term Incentive Plan” within the time periods and under the terms and conditions provided for therein.

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

For five years starting from May 15, 2012 the Directors may increase the share capital to service the “Long Term Incentive Plan 2012” as follows, as approved by the Company Shareholders’ Meeting of that date:

–

(i) for cash, by the issue of new ordinary shares of Euro 0.55 par value each, with regular dividend entitlement, up to a maximum amount of 5,500,000 euros, excluding the right of pre-emption pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of legislative decree no. 58/1998, to be reserved for some of the employees who are beneficiaries of the “Long Term Incentive Plan 2012” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum amount of 5,500,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, by the issue of a sufficient number of ordinary shares for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2012”;

–

up to a maximum amount of 4,000,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, with the issue of ordinary shares

Item 10. Additional Information	Description of Capital Stock

reserved to some of the employees who are beneficiaries of the “Long Term Incentive Plan 2012” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “Long Term Incentive Plan 2012”.

Regarding the increase in capital for cash, the Board of Directors shall establish the share issue price (inclusive of the share premium) in accordance with the provisions of the “Long Term Incentive Plan 2012”, and shall also set the period of time within which they may be subscribed, providing that, if the resolved increase should not be fully subscribed within said period of time, the share capital shall be understood to have been increased by an amount equal to the subscriptions received up until that date.

For five years starting from April 8, 2009 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of 880,000,000 euros by means of cash issues, with or without a share premium, of up to a maximum of 1,600,000,000 ordinary shares with a par value of €0.55 each:

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

The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from 8 April 2009, bonds convertible into ordinary shares to be offered with the right of pre-emption to persons having entitlement up to a maximum nominal amount of 1,000,000,000 euros.

In connection with the new Employee Share Ownership Plan, the Shareholders’ Meeting to be held on May 15, 2012 will be asked to authorize the Board of Directors—by amending Article 5 of the Bylaws—to increase the Company’s share capitalby issuing(i) up to 54,000,000 ordinary shares for cash at a 10% discount off the market price, and in any case not below par value and (ii) up to a maximum amount of 18,000,000 ordinary shares by allocation of profits or retained profits pursuant to article 2349 of the Italian Civil Code, to be granted according to a ratio of one free bonus share for every three shares purchased, in case such shares are held for one year, and providing the subscribers remain employees.

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

Item 10. Additional Information	Description of Capital Stock

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

Dividend Rights

Holders of Savings Shares are entitled each year to a distribution with respect to such year’s net income in the amount up to 5% of the par value of their shares (so called privilege). If with respect to any year a lesser amount is paid, the entitlement to payment of the shortfall is carried over for two successive years. In the event that dividends are paid to holders of Ordinary Shares, holders of Savings Shares have a preferential right to receive a dividend per share that is higher by 2% of its par value than the dividend per Ordinary Share (so called enhancement).

In case the net income is insufficient, the Annual Ordinary Shareholders’ meeting is allowed to satisfy both the aforementioned preferential rights (privilege and enhancement) by distributing reserves, when available.

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

Nevertheless, subject to certain conditions principally designed to prevent dilution of the rights of shareholders, subscription rights may be waived or limited by resolutions taken by the extraordinary Shareholders’ Meeting. On the other hand, according to the Bylaws the subscription rights can be excluded by the extraordinary Shareholders’ Meeting in the amount of 10% of the pre-existent share capital with no special quorum or disclosure requirement, on condition that the subscription price is equal to the shares market price and this is confirmed in the proper independent auditors’ report.

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

Item 10. Additional Information	Description of Capital Stock

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

As of April 10, 2013, Telecom Italia owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. holds another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

In October 2012 the authorization to purchase Telecom Italia S.p.A. savings shares within a maximum expenditure limit of Euro 800,000,000, as per the resolution of the Shareholders’ Meeting held on April 12, 2011, expired.

Reporting Requirements and Restrictions on Acquisitions of Shares

Pursuant to Italian securities regulations any acquisition or sale of an interest in excess of 2%, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6%, 90% and 95% in the voting shares of a listed company, must be notified to the listed company and to Consob within five trading days (defined as days on which Borsa Italiana is open) following the acquisition or sale. Consob must make such information public within three trading days from the notification.

For the purpose of the aforementioned disclosure obligations, shares of which a party is the principal, even if the voting rights are due or assigned to third parties or suspended, are considered as investments. Shares in relation to which a party is assigned or due voting rights are also considered investments where one of the following criteria or a combination of such, is met: (i) voting rights due as pledgee or usufructuary; (ii) voting rights due as depositary or third party account holder, as long as this right can be exercised at discretion; (iii) voting rights due

Item 10. Additional Information	Description of Capital Stock

by virtue of power of attorney, as long as the right can be exercised at discretion with no specific instructions by the delegating party; (iv) voting rights due on the basis of an agreement envisaging the provisional, paid transfer of it.

The disclosure obligations envisaged above shall also apply to the treasury shares held directly or via subsidiary companies. In the event of shares subject to security lending or contango transactions, the disclosure obligation is both the lender or the contango payer’s and the borrower or the contango broker’s. For the same disclosure obligation, shall also be included both the shares owned by nominees, trustees or subsidiary companies and the shares of which the voting rights belong or are assigned to such persons.

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

10.6.1    ITALIAN TAXATION

The following is a summary of material Italian tax consequences of the ownership and disposition of Ordinary Shares, Savings Shares or ADSs as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Ordinary Shares, Savings Shares or ADSs. For purposes of Italian law and the Italian-U.S. Income Tax Convention (the “Treaty”), holders of ADSs which are evidenced by ADRs will be treated as holders of the underlying Ordinary Shares or Savings Shares, as the case may be. The 1999 Treaty between Italy and U.S. entered into force and took effect for taxable periods beginning on or after January 1, 2010.

Income Tax

As a general principle, non-resident taxpayers are liable for Italian income tax with respect to income which is treated as arising in Italy, unless such income is subject to a final withholding tax deducted by the payer of the income. Payments of dividends, either to holders of Ordinary Shares and applicable ADSs or to holders of Savings Shares and applicable ADSs, who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 20% final withholding tax. The obligation to withhold such tax is imposed on the resident company/intermediary paying the dividends.

All shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as Telecom Italia Shares, instead of the withholding tax mentioned above, a substitute income tax will apply at the same tax rate as the above-mentioned withholding tax. This substitute income tax is levied by, and under the responsibility of, the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system. With respect to any dividends paid within the above mentioned centralized deposit system, Telecom Italia assumes no responsibility for the withholding of tax at the source (and application of tax treaties, as discussed below) as such responsibility lies entirely on the Italian authorized intermediaries with whom the securities are deposited.

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

U.S. resident beneficial owners of Shares (either Ordinary or Savings Shares) and related ADSs may be entitled to a reduced tax rate on their dividends under the Treaty. Where: (i) a U.S. resident owner qualifies for the benefits of the Treaty and meets all the requirements of the Treaty provision dealing with limitation on benefits, (ii) the U.S. resident owner is the actual beneficial owner of the dividends, and (iii) the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty generally provides that Italian taxes cannot exceed 15% of the gross amount of the dividend (this 15% rate may be reduced to 5% when the beneficial owner of the dividends is a U.S. company which has owned at least 25 percent of the voting stock of the company paying the dividends for a 12-month period ending on the date the dividend is declared).

Item 10. Additional Information	Taxation

To obtain the reduced tax rate afforded by the Treaty, a beneficial owner of Telecom Italia Shares or ADSs must provide, before the dividend is paid (usually, according to the intermediary’s instructions), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following documentation:

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

If the holder of Telecom Italia Shares or ADSs fails to obtain the reduced rate provided by the Treaty at the time the dividend is paid, a refund equal to the difference between the Treaty rate and the Italian tax withheld at the payment of dividends may be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities.

In the case of dividends paid to a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

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

Inheritance and Gift Tax

The transfers of any valuable asset (including Ordinary Shares, Savings Shares and ADSs) as a result of death or donation (or other transfers for no consideration) and the creation of liens on such assets for a specific purpose are taxed as follows:

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

Stamp taxes and duties

On January 1, 2012, a new law on stamp duty on securities and financial products entered into force. The implementing rules on such stamp duty were provided by Decree of the Ministry of Economy and Finance dated as of May 24, 2012. The stamp tax applies on a yearly basis at the rate of 0.15 per cent (0.1 per cent in 2012) on the market value or—if no market value is available—on the nominal value or the redemption amount of any financial product or financial instrument (including the Telecom Italia shares or ADSs). The stamp duty cannot be lower than 34.2 euros and, for taxpayers other than individuals, cannot exceed 4,500 euros. In 2012, the cap was 1,200 euros for all taxpayers.

In the absence of specific guidelines, it may be argued that the stamp duty applies to both Italian resident shareholders and to non-Italian resident shareholders, to the extent that the shares (or ADSs) are held with an Italian-based financial intermediary.

Tax on financial transactions

1.	Shares and other equity instrument transactions

Law No. 228 as of December 24, 2012 introduced a new tax on financial transactions (“FTT”). Detailed regulations of such tax were provided by the Decree of the Ministry of Economy and Finance as of February 21, 2013. According to the relevant provisions, from March 1, 2013 the tax on financial transactions generally applies to:

a)	transfer of the ownership of shares and participating financial instruments which have been issued by companies registered in Italy; and

b)	transfer of the ownership of securities (such as ADSs) representing equity investments referred to in point a) above, irrespective of the country of residence of the issuer of these securities.

Item 10. Additional Information	Taxation

The relevant tax criterion is the place of residence (i.e., the place of the registered office) of the issuer of the shares and the participating financial instruments. So, with reference to the transfer of ADSs, the place of residence of the Depositary is not relevant. Instead the country of residence of Telecom Italia is relevant.

The place where the transfers are completed and the residence of the contractual counterparties is not relevant in defining taxed transactions. Accordingly, transfers performed outside the Italian territory through foreign intermediaries are also subject to tax.

The tax is determined proportionally by applying a percentage rate to the value of the counter value of the transaction that varies in relation to the market on which the transaction is carried out. In particular, transfers of ownership mentioned at points a) and b) above, carried out in a non-regulated market, will be subject to tax at a rate of 0.20 percent (increased to 0.22 percent only in 2013); in contrast, transfers carried out on regulated markets and multilateral trading facilities are subject to tax at the 0.10 percent rate (increased to 0.12 percent only in 2013).

The tax on these types of transactions is owed by the persons to which the ownership of shares, financial instruments and securities representing equity investments (such as ADSs) is transferred, regardless of their country of residence and the place where the contract is concluded.

With reference to the payment of the tax, it should be noted that generally one has to determine a distinction between the person economically affected by the tax and the person liable for the payment of the tax. Economically, the burden of the tax on transfers of shares (or ADSs) and certificates is imposed on the beneficiary of the transfer of the ownership; in contrast, the person liable for the assessment and the payment of the tax is the intermediary (i.e., banks, trust companies, investment firms and other intermediaries) involved in the execution of such transactions. Where several intermediaries are involved in the execution of the transaction, the tax must be paid by the intermediary that receives the order to execute the transaction directly from the purchaser or the final counterparty.

Non-Italian intermediaries and other non-resident persons involved in the transaction must comply with the obligations deriving from the application of such tax through their Italian permanent establishment, if any. Non-Italian intermediaries and other non-resident persons having no permanent establishment in Italy can appoint a tax representative in order to comply with all the relevant tax obligations. In cases other than the above (i.e., where an intermediary is not interposed in a taxable transaction), the obligations, including the payment of the tax, must be fulfilled directly by the foreign person (purchaser), according to guidelines that are still to be issued by the Agenzia delle Entrate (i.e., the Italian Revenues Agency). Until guidelines are issued, it is not clear how such tax will be applied to trading of ADSs on the NYSE involving persons or intermediaries not connected with Italy.

Given that the person economically affected by the tax (i.e., the purchaser) and the person liable for the assessment and the payment of the tax (i.e., the intermediary) are generally different, it is anticipated that a withholding mechanism of recovery will be put in place, under which the intermediary will withhold from the purchaser of the financial instrument the amount necessary for the payment of the tax.

10.6.2    UNITED STATES FEDERAL INCOME TAXATION

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Telecom Italia Shares or ADSs representing Telecom Italia Shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds Telecom Italia Shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special treatment, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

Item 10. Additional Information	Taxation

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

This discussion assumes that Telecom Italia is not, and will not become, a passive foreign investment company, as described below.

Item 10. Additional Information	Taxation

Taxation of distributions

Distributions made with respect to the Telecom Italia Shares or ADSs (other than certain pro rata distributions of Telecom Italia Shares or ADSs), including any Italian tax withheld, will generally constitute foreign-source dividend income for U.S. federal income tax purposes to the extent such distributions are made from Telecom Italia’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Because Telecom Italia does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. If you are a non-corporate U.S. Holder, subject to applicable limitations that may vary depending on your particular circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to you may be taxable at the favorable rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisers regarding the availability of the reduced tax rate on dividends. If you are a corporate U.S. Holder you will not be entitled to claim a dividends-received deduction for dividends paid on the Telecom Italia Shares or ADSs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be included in your income in an amount equal to the U.S. dollar value of such euros on the date of receipt by the Depositary, in the case of U.S. Holders of ADSs, or by the U.S. Holder, in the case of U.S. Holders of Telecom Italia Shares, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S.-source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

Taxation of capital gains

A U.S. Holder will generally recognize U.S.-source capital gain or loss on the sale or other disposition of Telecom Italia Shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder held the Telecom Italia Shares or ADSs for more than one year. The amount of gain or loss will be equal to the difference between the gross amount realized and the U.S. Holder’s adjusted tax basis in the Telecom Italia Shares or ADSs, in each case as determined in U.S. dollars. U.S. Holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

Telecom Italia believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2012. However, since PFIC status depends upon the composition of Telecom Italia’s income and assets and the market value of Telecom Italia’s assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telecom Italia will not be a PFIC for any taxable year. If Telecom Italia were a PFIC for any taxable year during which a U.S. Holder held Telecom Italia Shares or ADSs, certain adverse tax consequences could apply to the U.S. Holder.

Item 10. Additional Information	Taxation

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on an Internal Revenue Service Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their Telecom Italia Shares or ADSs.

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

We are subject to the informational requirements of the Italian securities commission and the Italian stock exchanges, and we file reports and other information relating to our business, financial condition and other matters with the Italian securities commission and the Italian stock exchange. You may read such reports, statements and other information, including the annual, semi-annual and quarterly financial statements, at the website www.borsaitaliana.it. Some of our Italian securities commission filings are also available at the website maintained by the Italian securities commission at the website www.consob.it.

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

Item 12. Description Of Securities Other Than Equity Securities

Direct and indirect payments made by J.P. Morgan to Telecom Italia in relation to the Company’s ADR program

J.P. Morgan, as Depositary, has agreed to reimburse the Company for reasonable expenses incurred related to the Company’s ADR Program including legal fees, investor relations servicing, investor relations presentations, broker reimbursements, ADR related advertising and public relations, accountant’s fees and other bona fide third party expenses. In 2012 the Depositary reimbursed the Company in the amount of US$1,000,000, all of which was used to cover accounting fees incurred in connection with the preparation of the 2010 and 2011 Form 20-F.

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

Item 15.    CONTROLS AND PROCEDURES

15.1.    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Executive Chairman and Chief Executive Officer, of the Domestic Managing Director and Chief Operating Officer and of the Head of Administration, Finance and Control, according to the Company’s 404 Process guidelines (revised also to meet the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report by the Executive Chairman and Chief Executive Officer, the Domestic Chief Executive Officer and Chief Operating Officer and the Head of Administration, Finance and Control of the issuer, broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Executive Chairman and Chief Executive Officer, the Company’s Domestic Managing Director and Chief Operating Officer and the Company’s Head of Administration, Finance and Control concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

15.2.    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s Executive Chairman and Chief Executive Officer, the Company’s Domestic Managing Director and Chief Operating Officer and the Company’s Head of Administration, Finance and Control and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based on management’s assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers S.p.A., the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2012. Their attestation report on internal control over financial reporting is included herein.

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors in office as of April 10, 2013 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6 Directors, Senior Management and Employees—6.3 Board of Auditors”.

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted its Code of Ethics and Conduct which applies—among the others—to the Chairman, the Chief Executive Officer, the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy; the suppliers of the Company are required to accept and apply it, too. The Code of Ethics and Conduct has subsequently been amended from time to time by the Board of Directors, which acted on the basis of opinions by the Internal Controls and Corporate Governance Committee (now the Control and Risk Committee) and the Board of Statutory Auditors, in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices. The Code of Ethics and Conductin force is available on Telecom Italia’s website at www.telecomitalia.com. See also under “Item 16G. Corporate Governance—16.1.1 Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “Item 10 Additional Information—10.1 Corporate Governance”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended December 31, 2012, PricewaterhouseCoopers S.p.A. is serving as Telecom Italia’s independent auditor.

“PricewaterhouseCoopers” means PricewaterhouseCoopers S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the PricewaterhouseCoopers network.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2012 and in 2011.

	Fiscal year ended December 31,
Type of Fees	2012	2011
	(thousands of euros)
Audit Fees(1)	7,729	7,853
Audit-related Fees(2)	244	422
Tax Fees(3)	157	86

Total	8,130	8,361

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

The Board of Auditors has the right to establish guidelines and qualitative and quantitative criteria regarding the appointment of auditors to provide various services both audit and non-audit services, valid for the entire Group, which it did by requiring the introduction, from January 1, 2012, of an operative procedure which provides for prior examination by the Board of Auditors (even for pre-approved appointments and services) if certain qualitative conditions or when specific quantitative thresholds are exceeded. The Board of Auditors also stated that it will endorse the corresponding determinations adopted by the audit committees of the SEC-registered subsidiary companies, provided that they are made on the basis of rules compliant with the applicable regulations—including United States regulations—and in conformity with the Group Guidelines in the matter.

Furthermore, in accordance with the Group Procedure above, the Manager responsible for preparing the Company’s financial reports (who acts under the supervision of the Telecom Italia Board of Auditors) sends, on a quarterly basis, to the Board of Auditors and the Control and Risk Committee (the former Internal Control and Corporate Governance Committee), the information gathered on any Additional Appointments awarded and services provided. In relation to the above-mentioned appointments, the Board of Auditors and the Control and Risk Committee may have any verifications of compliance deemed necessary carried out by the Internal Control Manager.

Item 16D. Exemptions From The Listing Standards For Audit Committees Item 16E. Repurchases Of Equity Securities Item 16F. Change In Registrant’s Certifying Accountant

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2012, to December 31, 2012, no purchases of Shares or Savings Shares were made by or on behalf of Telecom Italia or any affiliated company.

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

Article 147-ter of the Italian Consolidated Law on Finance requires boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. Telecom Italia’s Corporate Governance Principles incorporate by reference the same independence criteria set forth by the Borsa Italiana Code. As of April 10, 2013, 6 out of 15 members of the Telecom Italia Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

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

Telecom Italia’s Corporate Governance Principles set forth the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2012 a total of eight such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. As of April 10, 2013 the position is held by Luigi Zingales. For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Executive Directors and Activities of the Board”.

Board of Directors’ Internal Committees.    According to NYSE listing standards, US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Also according to Borsa Italiana’s Corporate Governance Code, the Board of Directors shall establish among its members a Nominating Committee (made up, for the majority, of independent directors) a Remuneration Committee (made up of independent directors or of non executive directors, the majority of which to be independent) and a Control and Risk Committee (made up of independent directors of non executive directors, the majority of which being independent).

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

On the other hand, Telecom Italia has a Control and Risk Committee (made up of non-executive directors only, a majority of whom must be independent, one of them chosen from a minority slate) which, among other activities, actively participates and assists in developing and implementing the corporate governance procedures adopted by Telecom Italia. In addition, the Company’s Corporate Governance Principles entrust the Nomination and Remuneration Committee with a nomination responsibility, when it is necessary to substitute an independent director.

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

Telecom Italia has a Nomination and Remuneration Committee, made up of a majority of independent directors (one of them chosen from a minority slate). Pursuant to the Company’s Corporate Governance Principles, the Remuneration Committee shall, among other things:

•	oversee the succession plan for Executive Directors, and monitor the updating of the company management replacement lists, prepared by the Executive directors;

•	establish the procedure and period for the annual evaluation of the Board of Directors;

•	propose the criteria for allocating the total annual compensation established by the Shareholders’ Meeting for the whole Board of Directors;

•	perform other duties assigned to it by the Board of Directors;

•	express opinions to the Board of Directors regarding its size and composition and express recommendations with regard to the professional skills necessary within the Board;

•	submit the Board of Directors candidates for directors offices in case of cooptation, should the replacement of independent directors be necessary;

•

periodically evaluate the adequacy, overall consistency and actual application of the policy for the remuneration of directors and key management personnel, on the basis of the information provided by the managing directors; it shall formulate proposals to the Board of Directors in that regard;

•

submit proposals or issues opinions to the Board of Directors for the remuneration of executive directors and other directors who cover particular offices as well as for the identification of performance objectives related to the variable component of that remuneration; it shall monitor the implementation of decisions adopted by the Board of Directors and verify, in particular, the actual achievement of performance objectives.

According to the procedure for transactions with the Company’s related parties, adopted by board resolution of 4 November 2010 and subsequently amended (available on the www.telecomitalia.com website, Governance section—Governance System channel), resolutions regarding the remuneration of directors and key managers with strategic responsibilities made in accordance with the remuneration policy submitted for examination by the Shareholders’ Meeting, are not considered to be relevant transactions with related parties and are not therefore subject to the Regulations adopted by Consob by means of resolution no. 17221/2010 and subsequent amendments. The tasks assigned to the board committee by the Telecom Italia procedure are in this case performed by the Committee.

For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act.

Item 16G. Corporate Governance Item 16H. Mine Safety Disclosure	Differences In Telecom Italia’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

The Board of Auditors, as permitted by Rule 10A-3, is performing the corresponding functions for Telecom Italia, which therefore is exempted from the requirement to have a separate audit committee.

A Rule 303A written affirmation to this end was submitted to the NYSE on May 22, 2012. For further details, see also “10.1 Corporate Governance—General—Board of Directors” and “—10.1 Corporate Governance—General—Board of Auditors”.

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

In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia submitted its foreign private issuer annual written affirmation on May 22, 2012.

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

2.2   Trust deed dated January 23, 2004, between Telecom Italia (as Issuer and Guarantor), Telecom Italia Finance (as Issuer) and J.P. Morgan Corporate Trustee Services Limited relating to a 10 billion euros Medium Term Note Program. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.(3)

4.1 Public Telecommunications Authorization.(4)

(a) Decision No. 820/00/CONS of 22.11.2000. General Authorization, former individual license for installation and supply of public telecommunications network and for the provision to the public of a voice telephony service (modifications to the concessions and annexed conventions, ex SIP, Iritel and Italcable).

4.2 Stock Option Plans

(a) Top 2008 Plan—Stock Option Plan reserved to the Chairman and the Chief Executive Officer of Telecom Italia S.p.A.(5)

(b) Long Term Incentive Plan 2010-2015.(6)

(c) Long Term Incentive Plan 2011.(7)

(d) Long Term Incentive Plan 2012.

7.1 Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS.

8.1 List of Subsidiaries.(8)

12(a) Certification by the Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.

Item 19. Financial Statements and Exhibits

12(b) Certification by the Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.

12(c) Certification by the Head of Administration, Finance and Control of Telecom Italia S.p.A.

13.1 Section 906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on May 8, 2008 (File No. 001-13882).

(6)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on April 11, 2011 (File No. 001-13882).

(7)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on May 14, 2012 (File No. 001-13882).

(8)	Please see “Note—List of Companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A

By:	/s/ FRANCO BERNABÈ
Name:	Franco Bernabè
Title:	Executive Chairman and Chief Executive Officer

Dated April 16, 2013

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telecom Italia SpA

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Italia SpA and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing in Item 15.2 of the 2012 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.p.A.

Rome, Italy

April 16, 2013

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2012

AND 2011—ASSETS

	Note	As of December 31, 2012	As of December 31, 2011
		(millions of euros)
NON-CURRENT ASSETS
Intangible assets
Goodwill	4	32,410	36,902
Other intangible assets	5	7,927	8,637

		40,337	45,539

Tangible assets	6
Property, plant and equipment owned		14,465	14,899
Assets held under finance leases		1,014	1,094

		15,479	15,993

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	7	65	47
Other investments	8	39	38
Non-current financial assets	9	2,496	2,949
Miscellaneous receivables and other non-current assets	10	1,496	1,128
Deferred tax assets	11	1,432	1,637

		5,528	5,799

TOTAL NON-CURRENT ASSETS (A)		61,344	67,331

CURRENT ASSETS
Inventories	12	436	447
Trade and miscellaneous receivables and other current assets	13	7,006	7,770
Current income tax receivables	11	77	155
Current financial assets	9
Securities other than investments, financial receivables and other current financial assets		1,256	1,469
Cash and cash equivalents		7,436	6,714

		8,692	8,183

Current assets sub-total		16,211	16,555

Discontinued operations /Non-current assets held for sale
of a financial nature		—	—
of a non-financial nature		—	—

		—	—

TOTAL CURRENT ASSETS (B)		16,211	16,555

TOTAL ASSETS (A+B)		77,555	83,886

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2012

AND 2011—EQUITY AND LIABILITIES

	Note	As of December 31, 2012	As of December 31, 2011
		(millions of euros)
EQUITY	14
Share capital issued		10,693	10,693
Less: treasury shares		(89)	(89)

Share capital		10,604	10,604
Paid-in capital		1,704	1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		7,070	10,482

Equity attributable to owners of the Parent		19,378	22,790
Non-controlling interests		3,634	3,904

TOTAL EQUITY (A)		23,012	26,694

NON-CURRENT LIABILITIES
Non-current financial liabilities	15	34,091	35,860
Employee benefits	19	872	850
Deferred tax liabilities	11	848	1,084
Provisions	20	863	831
Miscellaneous payables and other non-current liabilities	21	1,053	1,156

TOTAL NON-CURRENT LIABILITIES (B)		37,727	39,781

CURRENT LIABILITIES
Current financial liabilities	15	6,150	6,091
Trade and miscellaneous payables and other current liabilities	22	10,542	10,984
Current income tax payables	11	124	336

Current liabilities sub-total		16,816	17,411

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		—	—
of a non-financial nature		—	—

		—	—

TOTAL CURRENT LIABILITIES (C)		16,816	17,411

TOTAL LIABILITIES (D=B+C)		54,543	57,192

TOTAL EQUITY AND LIABILITIES (A+D)		77,555	83,886

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 (Restated) AND 2010 (Restated)

		Year ended December 31,
	Note	2012	2011	2010
			(Restated)	(Restated)
		(millions of euros)
Revenues	24	29,503	29,957	27,571
Other income	25	298	299	255

Total operating revenues and other income		29,801	30,256	27,826

Acquisition of goods and services	26	(12,948)	(12,859)	(11,383)
Employee benefits expenses	27	(3,919)	(3,992)	(3,981)
Other operating expenses	28	(1,882)	(1,859)	(1,422)
Change in inventories		12	56	(135)
Internally generated assets	29	581	569	547
Depreciation and amortization	30	(5,340)	(5,496)	(5,542)
Gains (losses) on disposals of non-current assets	31	53	3	11
Impairment reversals (losses) on non-current assets	32	(4,432)	(7,358)	(63)

Operating profit (loss)		1,926	(680)	5,858

Share of profits (losses) of associates and joint ventures accounted for using the equity method	7	(6)	(39)	99
Other income (expenses) from investments	33	2	16	289
Finance income	34	2,082	2,464	3,081
Finance expenses	34	(4,048)	(4,504)	(5,199)

Profit (loss) before tax from continuing operations		(44)	(2,743)	4,128
Income tax expense		(1,235)	(1,610)	(549)

Profit (loss) from continuing operations		(1,279)	(4,353)	3,579
Profit (loss) from Discontinued operations/Non-current assets held for sale		2	(13)	(7)

Profit (loss) for the year	35	(1,277)	(4,366)	3,572
Attributable to:
Owners of the Parent		(1,627)	(4,811)	3,118
Non-controlling interests		350	445	454

		Year ended December 31,
		2012	2011	2010
			(Restated) (Euros)	(Restated)

Basic and Diluted Earnings Per Share (EPS)(*)	36
Ordinary Share		(0.08)	(0.25)	0.16
Savings Share		(0.08)	(0.25)	0.17
Of which:
From continuing operations
Ordinary Share		(0.08)	(0.25)	0.16
Savings Share		(0.08)	(0.25)	0.17
From Discontinued operations/Non-current assets held for sale
Ordinary Share		—	—	—
Savings Share		—	—	—

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 (Restated) AND 2010 (Restated) (see Note 14)

		Year ended December 31,
		2012	2011	2010
			(Restated)	(Restated)
		(millions of euros)
Profit (loss) for the year	(A)	(1,277)	(4,366)	3,572

Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		57	5	(7)
Loss (profit) transferred to the Separate Consolidated Income Statement		1	2	5
Net fiscal impact		(11)	(4)	(1)

	(B)	47	3	(3)

Hedging instruments:
Profit (loss) from fair value adjustments		(702)	523	767
Loss (profit) transferred to the Separate Consolidated Income Statement		272	(230)	(480)
Net fiscal impact		121	(83)	(77)

	(C)	(309)	210	210

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(1,068)	(612)	659
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		—	75	18
Net fiscal impact		—	—	—

	(D)	(1,068)	(537)	677

Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		(56)	117	4
Net fiscal impact		14	(33)	(1)

	(E)	(42)	84	3

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—	109
Loss (profit) transferred to the Separate Consolidated Income Statement		—	—	—
Net fiscal impact		—	—	—

	(F)	—	—	109

Total	(G=B+C+D+E+F)	(1,372)	(240)	996

Total comprehensive income (loss) for the year	(A+G)	(2,649)	(4,606)	4,568

Attributable to:
Owners of the Parent		(2,516)	(4,826)	3,855

Non-controlling interests		(133)	220	713

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2012, 2011 AND 2010

•	CHANGES IN EQUITY IN 2010 (see Note 14)

	Share capital	Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Remeasurements of employee defined benefit plans (IAS 19) (*)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year (*)	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g +h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	109	(110)	13,194	25,952	1,168	27,120

Changes in equity in the year ended December 31, 2010:
Dividends approved								(1,029)	(1,029)	(135)	(1,164)
Total comprehensive income (loss) for the year			(3)	210	418	3	109	3,118	3,855	713	4,568
Grant of equity instruments	15	8						9	32		32
Effect of capital transactions by Telecom Italia Media								3	3	44	47
Effect arising from the consolidation of Sofora group (Argentina) (**)									—	1,948	1,948
Other changes								6	6	(2)	4

Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	112	(1)	15,301	28,819	3,736	32,555

(*)

The Reserve is presented as a result of the early adoption of the revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

(**)	Analyzed in Note 3.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2011 (see Note 14)

	Share capital	Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Remeasurements of employee defined benefit plans (IAS 19) (*)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year (*)	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g +h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	112	(1)	15,301	28,819	3,736	32,555

Changes in equity in the year ended December 31, 2011
Dividends approved								(1,184)	(1,184)	(118)	(1,302)
Total comprehensive income (loss) for the year			3	210	(312)	84		(4,811)	(4,826)	220	(4,606)
Grant of equity instruments	4	7						(4)	7		7
Effect of increase in economic stake in Argentina Business Unit								(57)	(57)	(153)	(210)
Effect of capital operations of Brazil Business Unit companies								19	19	221	240
Other changes								12	12	(2)	10

Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694

(*)

The Reserve is presented as a result of the early adoption of the revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2012 (see Note 14)

	Share capital	Paid-in capital	Reserve for available-for- sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Remeasurements of employee defined benefit plans (IAS 19) (*)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the year (*)	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g +h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694

Changes in equity in the year ended December 31, 2012
Dividends approved								(895)	(895)	(143)	(1,038)
Total comprehensive income (loss) for the year			47	(309)	(585)	(42)		(1,627)	(2,516)	(133)	(2,649)
Grant of equity instruments								2	2		2
Other changes								(3)	(3)	6	3

Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012

(*)

The Reserve is presented as a result of the early adoption of the revised IAS 19. The recognition of this Reserve led to the reduction, for the same amount, of the opening balance of “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 (Restated) AND 2010 (Restated)

		Year ended December 31,
	Note	2012	2011	2010
			(Restated)	(Restated)
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) from continuing operations		(1,279)	(4,353)	3,579
Adjustments for:
Depreciation and amortization		5,340	5,496	5,542
Impairment losses (reversals) on non-current assets (including investments)		4,434	7,365	(116)
Net change in deferred tax assets and liabilities		79	156	(750)
Losses (gains) realized on disposals of non-current assets (including investments)		(54)	(18)	(41)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		6	39	(99)
Change in provisions for employees benefits		(221)	(175)	33
Change in inventories		12	(36)	96
Change in trade receivables and net amounts due from customers on construction contracts		851	3	13
Change in trade payables		(139)	(164)	(278)
Net change in current income tax receivables/payables		(473)	90	(170)
Net change in miscellaneous receivables/payables and other assets/liabilities		(35)	109	(936)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		8,521	8,512	6,873

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	5	(1,995)	(3,066)	(1,781)
Purchase of tangible assets on an accrual basis	6	(3,201)	(3,029)	(2,802)

Total purchase of intangible and tangible assets on an accrual basis		(5,196)	(6,095)	(4,583)
Change in amounts due to fixed asset suppliers		(113)	557	103

Total purchase of intangible and tangible assets on a cash basis		(5,309)	(5,538)	(4,480)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(7)	(668)	(4)
Net cash and cash equivalents arising from the acquisition of control of the Sofora group-Argentina	3	—	—	392
Acquisitions/disposals of other investments	8	(3)	(1)	35
Change in financial receivables and other financial assets		519	(580)	502
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		40	51	180
Proceeds from sale/repayments of intangible, tangible and other non-current assets		77	435	56

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(4,683)	(6,301)	(3,319)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		(796)	1,351	957
Proceeds from non-current financial liabilities (including current portion)		4,624	4,523	2,007
Repayments of non-current financial liabilities (including current portion)		(5,659)	(5,290)	(5,842)
Share capital proceeds/reimbursements (including subsidiaries)		(2)	240	67
Dividends paid		(1,031)	(1,326)	(1,093)
Changes in ownership interests in consolidated subsidiaries		—	(211)	—

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(2,864)	(713)	(3,904)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)		—	—	—

AGGREGATE CASH FLOWS (E=A+B+C+D)		974	1,498	(350)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		6,670	5,282	5,484
Net foreign exchange differences on net cash and cash equivalents (G)		(247)	(110)	148

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		7,397	6,670	5,282

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 (Restated) AND 2010 (Restated)

	Year ended December 31,
	2012	2011	2010
		(Restated)	(Restated)
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(1,522)	(1,381)	(1,392)

Interest expense paid	(3,518)	(3,044)	(3,079)

Interest income received	1,687	1,332	1,176

Dividends received	2	2	3

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents—from continuing operations	6,714	5,526	5,504
Bank overdrafts repayable on demand—from continuing operations	(44)	(244)	(101)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	—	81
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	6,670	5,282	5,484

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
Cash and cash equivalents—from continuing operations	7,436	6,714	5,526
Bank overdrafts repayable on demand—from continuing operations	(39)	(44)	(244)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	—	—
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	7,397	6,670	5,282

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION

Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”. Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent are located in Milan at Piazza degli Affari 2, Italy.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2012 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

In 2012, the Group applied the accounting policies on a basis consistent with those of the previous years, except for:

•

the early adoption, starting from the first half of 2012, of the revised version of IAS 19 (Employee Benefits) whose effects are described in Note “Accounting Polices”. The early adoption of such amendments resulted in the restatement of the 2011 and 2010 separate consolidated income statements and consolidated statements of comprehensive income;

•	the new standards and interpretations adopted by the Group since January 1, 2012, that did not have any effect on the consolidated financial statements at December 31, 2012.

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

In accordance with IAS 1 (Presentation of Financial Statements) comparative information included in the consolidated financial statements is, unless otherwise indicated, that of the preceding two years.

The Telecom Italia Group consolidated financial statements are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2012 was approved by resolution of the Board of Directors’ meeting held on March 7, 2013.

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

•	the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Segment Reporting

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•

whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the Telecom Italia Group the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location of the telecommunications business (Domestic, Brazil and Argentina) and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”. The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale) as well as the related support activities;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Argentina: includes fixed (Telecom Argentina) and mobile (Telecom Personal in Argentina and Núcleo in Paraguay) telecommunications operations;

•	Media: includes television network operations and management;

•

Olivetti: includes manufacturing operations for products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Scope of consolidation

The changes in the scope of consolidation at December 31, 2012 compared to December 31, 2011 are listed below. Such changes did not materially impact the consolidated financial statements as of, and for the year ended December 31, 2012.

•	Entry of companies in the scope of consolidation:

Company		Business Unit	Month
LA7 S.r.l.	new company(*)	Media	May 2012

(*)	Such new company is the result of the spin-off of the television asset by Telecom Italia Media S.p.A.

•	Exit of companies from the scope of consolidation:

Company		Business Unit	Month
Matrix S.p.A.	sold	Other operations	October 2012

Olivetti Holding B.V.	liquidated	Other operations	October 2012

Latin American Nautilus Mexico S.A.	liquidated	Domestic	May 2012

Teco Soft Argentina S.A.	liquidated	Other operations	March 2012

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	Merger of companies:

Company		Business Unit	Month
4G Holding S.p.A.	merged in 4G Retail S.r.l.	Domestic	November 2012

Mediterranean Nautilus B.V.	merged in Lan Med Nautilus Ltd	Domestic	November 2012

Saiat Società Attività Intermedie Ausiliarie TLC S.p.A.	merged in Telecom Italia S.p.A.	Other operations	November 2012

Tim Fiber SP Ltda Tim Fiber RJ S.A.	merged in Tim Celular S.A.	Brazil	August 2012

Telecom Italia Audit and Compliance Services Scarl	merged in Telecom Italia S.p.A.	Domestic	January 2012

A breakdown by number of the subsidiaries, associates and joint ventures of the Telecom Italia Group at December 31, 2012 and December 31, 2011 is as follows:

	December 31, 2012
	Italy	Abroad	Total
Companies
subsidiaries consolidated line-by-line	42	61	103
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	15	—	15

Total companies	58	61	119

	December 31, 2011
	Italy	Abroad	Total
Companies
subsidiaries consolidated line-by-line	45	67	112
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	15	—	15

Total companies	61	67	128

Further details are provided in Note “List of companies of the Telecom Italia Group”.

NOTE 2—ACCOUNTING POLICIES

Going concern

The consolidated financial statements for the year ended December 31, 2012 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	changes in the general macroeconomic condition in the Italian, European and South American markets;

•	variations in business conditions;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated in consolidation.

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

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than euro are translated using the exchange rates in effect at the statement of financial position date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the entire disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests.

The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated statement of cash flows are translated into Euro at the average exchange rates for the year.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Other intangible assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized systematically. Instead, they undergo impairment testing at least annually.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 12 and 30 months).

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

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. Changes in the above liability must be recognized as an increase or decrease of the cost of the relative asset; the amount deducted from the cost of the asset must not exceed its carrying amount. The excess if any, should be recorded immediately in the separate consolidated income statement, conventionally under the line item “Depreciation”.

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

The depreciation policy for depreciable assets held under finance leases is consistent with that for depreciable assets that are owned. If there is no reasonable certainty over the acquisition of the ownership of the asset at the end of the lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows are those arising from an explicit time horizon between three and five years as well as those extrapolated to estimate the terminal value. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

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

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve under the other components of the statement of comprehensive income (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the separate consolidated income statement.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of change in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

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

Following the early adoption of the revised version of IAS 19 (Employee Benefits), starting from the first half of 2012, the remeasurements of the net defined benefit liability are recognized in other components of other comprehensive income. Service cost of Italian companies that employ less than 50 employees, as well as interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate consolidated income statement.

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

Equity compensation plans

The companies of the Group provide additional benefits to certain managers of the Group through equity compensation plans (stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

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

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

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

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

A small portion of the offerings in the mobile and broadband businesses are contracts with a minimum contractual period between 12 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

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

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The accruals related to legal, arbitration and fiscal disputes are the result of a complex estimation process based upon the probability of an unfavorable outcome.

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

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) prf. 10, in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

New Standards and Interpretations issued by IASB and in force from January 1, 2012

As required by IAS 8, the application of amendments to IAS 12 (Income Taxes) and to IFRS 7 (Disclosures-Transfers of Financial Assets), in force from January 1, 2012, did not have an impact on the consolidated financial statements at December 31, 2012.

New Standards and Interpretations issued by IASB, not yet in force and early adopted

IAS 19 (2011) (Employee benefits)

In June 2011, IASB issued the revised version of IAS 19 (Employee Benefits) which is applicable retrospectively, starting from January 1, 2013, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). As permitted, Telecom Italia decided to early adopt the amendments to IAS 19 starting from the Half-year Financial Report at June 30, 2012 in order to reduce the volatility of the values recognized in the separate consolidated income statement. In particular, under the amended IAS 19 (2011), with reference to the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

employee defined benefit plans (e.g. employee severance indemnity), remeasurements of the net defined benefit liability are recognized in other components of other comprehensive income. Therefore, other options previously provided were deleted (including the one adopted by the Telecom Italia Group whereby these components had been recorded in Employee benefits expenses in the separate consolidated income statement). Service costs as well as interest expenses related to the “time value” component of the actuarial calculations (the latter reclassified to Finance expenses), are still recognized in the separate consolidated income statement. The early adoption of such amendments resulted in the restatement of the 2011 and 2010 separate consolidated income statements and consolidated statements of comprehensive income, and did not have any impact on the Equity, other than the reclassification between some reserves (please see Note “Equity”).

Separate consolidated income statements

	2011	2010
	(millions of euros)
Employee benefits expenses—reversal of actuarial gains	(117)	(4)
Employee benefits expenses—interest component reclassification	42	44
Finance expenses—interest component reclassification	(42)	(44)
Income tax expense	33	1

Impact on profit (loss) for the year	(84)	(3)

The adoption of such amendments did not have any effect on basic and diluted earnings per share in 2010, while in 2011 had a negative effect of 0.01 euro.

Consolidated statements of comprehensive income

	2011	2010
	(millions of euros)
Impact on profit (loss) for the year	(84)	(3)
Remeasurements of employee defined benefit plans (IAS19)
Actuarial gains	117	4
Net fiscal impact	(33)	(1)

	84	3

Impact on comprehensive profit (loss) for the year	—	—

Consolidated statements of cash flows

The early adoption of the amendments to IAS 19 (2011) did not have an impact on the “Aggregate cash flows” of the 2011 and 2010 consolidated statements of cash flows and, in particular, the “Cash flows from (used in) operating activities”.

Consolidated statements of financial position

The early adoption of the amendments to IAS 19 (2011) did not have any impact on the Consolidated statement of financial position.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

New Standards and Interpretations issued by IASB not yet in force

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, Amendments and IFRIC interpretations had been published, but their application was not yet mandatory:

IASB/IFRIC documents	Mandatory application: annual periods beginning on or after
Amendments to IAS 1 (Presentation of Financial Statements)	January 1, 2013
Amendments to IFRS 7 (Disclosures—Offsetting Financial Assets and Financial Liabilities)	January 1, 2013
IFRS 13 (Fair value measurement)	January 1, 2013
IAS 27 (Separate Financial Statements)	January 1, 2013
IAS 28 (Investments in associates and joint ventures)	January 1, 2013
IFRS 10 (Consolidated financial statements)	January 1, 2013
IFRS 11 (Joint Arrangements)	January 1, 2013
IFRS 12 (Disclosure of interests in other entities)	January 1, 2013
Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)	January 1, 2013
Improvements to IFRS 2009-2011	January 1, 2013
Amendments to IAS 32 (Financial instruments: Presentation—Offsetting Financial Assets and Financial Liabilities)	January 1, 2014
IFRS 9 (Financial Instruments)	January 1, 2015

The impacts, if any, arising from their application on the consolidated financial statements are currently being assessed.

NOTE 3—BUSINESS COMBINATIONS

YEAR 2012

In 2012, there were no business combinations transactions as defined in IFRS 3.

YEAR 2011

Acquisition of the 4G Holding group (4GH)

On July 27, 2011, Telecom Italia, after having received authorization from the Antitrust Authority, finalized the acquisition of a 71% interest in the company 4G Holding S.p.A., which in turn holds a 100% interest in 4G Retail S.r.l.. The acquisition involved an outlay of about 8.6 million euros (including incidental expenses). The transaction was carried out through TLC Commercial Services S.r.l., a wholly-owned subsidiary of the Parent.

4G Holding S.p.A. and 4G Retail S.r.l.. were merged in 2012.

In view of the reciprocal commitments already undertaken by the Telecom Italia Group and the current sole minority shareholder, Gir S.r.l., as regards the future transfer of the shares held by the latter, the accounting effects of the business combination have been calculated based on an economic interest of 100% and, as set forth in IFRS 3, can be summarized as follows:

•	the measurement of the interest acquired is equal to 16 million euros and is inclusive of the measurement of the future acquisition of the interest held by the minority shareholder;

•	all the assets acquired and the liabilities assumed of the acquired group have been measured for their recognition at fair value.

Following the measurement of the Assets acquired and Liabilities assumed by 4G group for their recognition at fair value, the amounts originally determined were confirmed and are shown below:

		Final fair value amount
		(millions of euros)
Measurement of consideration	(a)	16
Value of assets acquired	(b)	67
Value of liabilities assumed	(c)	(67)

Goodwill	(a–b-c)	16

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In addition, the amounts of the most important assets and liabilities of the 4G group as of the acquisition date are summarized as follows:

4G group—acquisition-date amounts

		Final fair value amount	Carrying amount
		(millions of euros)
Goodwill deriving from business combinations		16	—
Other non-current assets		22	29
Current assets		45	45

Total assets	(a)	83	74
Total non-current liabilities		12	5
Total current liabilities		55	55

Total liabilities	(b)	67	60

Net assets	(a-b)	16	14

Acquisition of Tim Fiber SP and Tim Fiber RJ

On October 31, 2011, the acquisition, through the subsidiary Tim Celular S.A., of telecommunications infrastructure operators in the states of São Paulo and Rio de Janeiro from Companhia Brasiliana de Energia was finalized and the companies were renamed Tim Fiber SP and Tim Fiber RJ. The acquisition involved an outlay of approximately 656 million euros (including incidental expenses).

As a result of the above transaction, a 100% interest has been acquired in the company Tim Fiber SP and a 98.3% interest, subsequently increased to 100%, in the company Tim Fiber RJ.

The accounting effects of the business combination have been calculated based on 100% ownership, as required by IFRS 3, and can be summarized as follows on a provisional basis:

•	the measurement of the consideration for both companies is equal to 657 million euros and is inclusive of the non-controlling interest acquired after October 31, 2011;

•	all the assets acquired and the liabilities assumed of the acquired group have been measured for their recognition at fair value.

During the course of 2012—and in any case within 12 months of acquisition—the provisional amounts of the assets and liabilities recorded at the acquisition date have been adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. In addition to the amounts of the assets acquired and liabilities assumed, overall final goodwill of 499 million euros was recognized, calculated as illustrated in the following table:

		Tim Fiber SP + Tim Fiber RJ Final fair value amount	Tim Fiber SP + Tim Fiber RJ Provisional fair value amount	Change
		(millions of euros)
Measurement of consideration	(a)	657	657	—
Net assets acquired	(b)	158	101	57

Goodwill	(a-b)	499	556	(57)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most important acquisition-date amounts of the assets and liabilities of the companies Tim Fiber SP and Tim Fiber RJ are summarized as follows:

Tim Fiber SP and Tim Fiber RJ—acquisition-date amounts

		Tim Fiber SP + Tim Fiber RJ
		Final fair value amount (a)	Provisional Fair value amount (b)	Carrying amounts	Change (a-b)
	(millions of euros)
Goodwill arising from the business combinations		499	556	—	(57)
Other non-current assets		218	131	131	87
Current assets		39	39	39	—

Total assets	(a)	756	726	170	30
Total non-current liabilities		72	42	42	30
Total current liabilities		27	27	27	—

Total liabilities	(b)	99	69	69	30

Net assets	(a-b)	657	657	101	—

The final allocation of the consideration paid led to a higher loss for the year of 1 million euros in the 2011 separate consolidated income statement. In addition, the changes shown in the table above were mainly due to the effect of changes in exchange rates.

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

	Final fair value amount as determined in 2011	Provisional amount (2010 Financial Statements)	Change
	(millions of euros)
Measurement of interest acquired	130	130	—
Fair value of interest held in the Sofora group before acquisition of control	394	394	—
Amounts of net assets allocated to the non-controlling interests	1,948	2,003	(55)

Total (a)	2,472	2,527	(55)
Net assets acquired (b)	2,295	2,361	(66)

Goodwill (a-b)	177	166	11

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The amounts of the most important assets and liabilities of the Sofora group (Argentina) as of the acquisition date are summarized as follows:

Sofora group—acquisition date amounts

	Final fair value amount as determined in 2011	Provisional amount (2010 Financial Statements)	Carrying amounts
	(millions of euros)
Goodwill	177	166	—
Other non-current assets	3,546	3,648	1,483
of which Other intangible assets	1,840	1,807	214
of which Tangible assets	1,688	1,823	1,251
Current assets	887	887	873
of which Cash and cash equivalents	392	392	392

Total assets (A)	4,610	4,701	2,356
Total non-current liabilities	1,101	1,137	377
of which Deferred tax liabilities	771	807	44
of which Provisions	100	100	100
of which Non-current financial liabilities	183	183	183
Total current liabilities	1,037	1,037	1,035
of which Current financial liabilities	216	216	216

Total liabilities (B)	2,138	2,174	1,412

Net assets (A-B)	2,472	2,527	944
Share of Non-controlling interests	1,948	2,003	814

Share of the Telecom Italia Group	524	524	130

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Following these acquisitions, the economic interest of the Telecom Italia Group in Telecom Argentina went from 16.2% at December 31, 2010 to 22.7% at December 31, 2011.

NOTE 4—GOODWILL

Goodwill shows the following breakdown and changes during 2011 and 2012:

	As of December 31, 2010	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2011
	(millions of euros)
Domestic	41,947	16	(10)	(7,307)		34,646
Core Domestic	41,532	16	(10)	(7,307)		34,231
International Wholesale	415					415
Brazil	1,609	499			(154)	1,954
Argentina	184				(8)	176
Media	183			(57)		126
Other operations	—					—

Total	43,923	515	(10)	(7,364)	(162)	36,902

	As of December 31, 2011	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2012
	(millions of euros)
Domestic	34,646			(4,016)		30,630
Core Domestic	34,231			(4,016)		30,215
International Wholesale	415					415
Brazil	1,954				(195)	1,759
Argentina	176			(168)	(8)	—
Media	126			(105)		21
Other operations	—					—

Total	36,902	—	—	(4,289)	(203)	32,410

The decrease of 4,492 million euros in 2012 includes:

•	the goodwill impairment loss in 2012 of 4,016 million euros for the Domestic Business Unit, due to the result of the impairment test conducted at December 31, 2012;

•

the goodwill impairment loss of 168 million euros (corresponding to 979 million Argentine pesos, translated into euros using the average exchange rate for the year) for the Argentina Business Unit, due to the result of the impairment test at December 31, 2012;

•	the goodwill impairment loss of 105 million euros for the Media Business Unit, due to the result of the impairment test at December 31, 2012;

•	negative exchange differences, totaling 203 million euros, relating to the goodwill of the Brazil and Argentina Business Units.

As already mentioned above in the Note “Business combinations” within 12 months from the acquisition that took place on October 31, 2011 the process of allocation of the acquisition price for the companies Tim Fiber SP and Tim Fiber RJ was completed, with the consequent definitive determination of the related goodwill at December 31, 2011.

The completion of the process of allocation of the acquisition price for the 4G group, on the other hand, confirmed the amount of goodwill already determined during 2011.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the cash-generating units—CGU) to December 31, 2012 and 2011 can be summarized as follows:

	As of December 31, 2012			As of December 31, 2011
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of euros)
Domestic	42,245	(11,615)	30,630	42,245	(7,599)	34,646
Core Domestic	41,830	(11,615)	30,215	41,830	(7,599)	34,231
International Wholesale	415	—	415	415	—	415
Brazil	1,766	(7)	1,759	1,961	(7)	1,954
Argentina	151	(151)	—	176	—	176
Media	229	(208)	21	229	(103)	126
Olivetti	6	(6)	—	6	(6)	—
Other operations	—	—	—	—	—	—

Total	44,397	(11,987)	32,410	44,617	(7,715)	36,902

The goodwill for the Brazil and Argentina Business Units are shown in euros, converted at the exchange rate at the closing date of the financial statements. The gross carrying amount of the goodwill for the Brazil Business Unit corresponds to 4,742 million Brazilian reais, while the gross carrying amount of the goodwill for the Argentina Business Unit corresponds to 979 million Argentine pesos, which was written down in full in 2012.

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

The value used to determine the recoverable amount of the cash-generating units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic and Brazil segments. The Argentina CGU has been valued on the basis of market capitalization (fair value), whereas, for the Telecom Italia Media CGU, the recoverable amount has been determined for each of its constituent CGUs (MTV group, TIMB network operator and La7) on the basis of the impairment test applied by the subsidiary, in order to better reflect the greater granularity used by the CGU in its own impairment test.

For the Core Domestic CGU, the estimate of the recoverable amount at December 31, 2012 is less than the carrying amount. As a result an impairment loss of 4,016 million euros has been recognized.

For the Argentina CGU, the estimate of the recoverable amount at December 31, 2012 is less than the respective carrying amount. As a result, an impairment loss has been recognized for the entire amount of the goodwill allocated to the CGU (168 million euros).

For the Telecom Italia Media CGU, impairment losses identified through the company’s impairment test have been incorporated in full (105 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

With regard to Core Domestic, International Wholesale and Brazil the basic assumptions to which the estimate of the value in use is more sensitive are reported in the following table:

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

In accordance with the new procedure approved by the Board of Directors of Telecom Italia S.p.A. on February 18, 2013, the estimate of the value in use for the Core Domestic CGU is based on the analytical forecasts of cash flows extended for a time period of five years (2013-2017). This extension of the analytical forecast period for the cash flows, compared to the three years used in the impairment test for the previous year, was required to reflect the contribution of the NGN and LTE ultrabroadband capital expenditure in the recoverable value of the CGU. The use of analytical forecast periods of more than three years for the impairment tests is common practice among the major European telecommunications operators.

For the estimate of the value in use of the Core Domestic CGU the Company also verified that the analytical estimates of EBITDA flows used over the plan period were within the range of the analyst forecasts produced after the announcement of the business plan.

The estimate of the value in use for International Wholesale and Brazil CGUs was based on the figures in the 2013-2015 business plan, with cash flows for the Brazil CGU expressed in local currency (reais).

The nominal growth rates used to estimate the terminal value are the following (the growth rates for Brazil refer to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil
0.0%	0.0%	3.93%

In particular, the growth rates for the CGUs of the Domestic segment are in line with the range of growth rates applied by the analysts who follow Telecom Italia (as can be seen in the reports published after the presentation of the business plan).

Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, for purposes of the estimate of the earnings flow to be capitalized a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the analysts’ terminal year forecasts (equal to 16.17%) was used.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.32; International Wholesale CGU = 0.73 (unlevered beta));

•

the Beta coefficient for the Brazil CGU was calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 0.97); for the Core Domestic CGU a base estimate of weighted average cost of capital (WACC) was used, with verification that the rate of capitalization (wacc—g) was in line with the analyst consensus after the presentation of the business plan.

With regard to the Brazil CGU, the increase in the nominal growth rate (3.93% in local currency) compared to the previous annual impairment test (3.13%) reflects the increase in the average inflation differential between the local currency (Real) and the euro over the time horizon covered by the business plan, whereas the capital expenditure rate used to estimate the terminal value was increased to 16.01% from 13.32% for the previous annual impairment test.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the relative capitalization rates (WACC—g) have been estimated for each cash-generating unit (the values of Brazil refer to flows in reais) as follows:

	Core Domestic	International Wholesale	Brazil
	%	%	%
WACC post-tax	8.63	9.48	12.30
WACC post-tax—g	8.63	9.48	8.37
WACC pre-tax	12.50	13.65	16.36
WACC pre-tax—g	12.50	13.65	12.43

The differences between the values in use and the carrying amounts before impairment test at December 31, 2012 for the three CGUs considered amount to:

	Core Domestic	International Wholesale	Brazil
	(millions of euros)
Difference between values in use and carrying amounts	(4,016)	140	2,323

For purposes of the sensitivity analysis, four principal variables were considered for the two CGUs whose value in use is in excess of the carrying amount: the pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA in the years 2013-2015 (CAGR 2013-2015) and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in each of such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	International Wholesale	Brazil
	%	%
Pre-tax discount rate	13.65	16.36
Long-term growth rate (g)	—	3.93
Compound Annual Growth Rate (CAGR) of EBITDA 2013-2015	(1.03)	11.63
Capital expenditures rate (Capex/Revenues)	from 5.16 to 8.36	from 16.01 to 18.49

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	International Wholesale	Brazil
	%	%
Pre-tax discount rate	2.31	4.25
Long-term growth rate (g)	(2.84)	(5.73)
Compound Annual Growth Rate (CAGR) of EBITDA 2013-2015	(3.99)	(5.60)
Capital expenditures rate (Capex/Revenues)	1.34	3.75

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

NOTE 5—OTHER INTANGIBLE ASSETS

Other intangible assets decreased 710 million euros compared to December 31, 2011. Details on the composition and movements are as follows:

	As of December 31, 2010	Addition	Amortization	Impairment losses/ Reversals	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2011
	(millions of euros)
Industrial patents and intellectual property rights	2,629	1,252	(1,425)		(1)	(69)		189	2,575
Concessions, licenses, trademarks and similar rights	3,700	60	(325)	9	(6)	(107)		5	3,336
of which Licenses with an indefinite useful life	462					(21)			441
Other intangible assets with a finite useful life	1,212	331	(413)			(51)		55	1,134
Work in progress and advance payments	395	1,423			(3)	(2)	12	(233)	1,592

Total	7,936	3,066	(2,163)	9	(10)	(229)	12	16	8,637

	As of December 31, 2011	Addition	Amortization	Impairment losses/ Reversals	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2012
	(millions of euros)
Industrial patents and intellectual property rights	2,575	1,051	(1,382)	(40)	(1)	(96)		228	2,335
Concessions, licenses, trademarks and similar rights	3,336	192	(336)			(190)		168	3,170
of which Licenses with an indefinite useful life	441					(63)			378
Other intangible assets with a finite useful life	1,134	350	(494)	(85)		(108)		(2)	795
Work in progress and advance payments	1,592	402		(2)	(4)	(1)	52	(412)	1,627

Total	8,637	1,995	(2,212)	(127)	(5)	(395)	52	(18)	7,927

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2011, Telecom Italia S.p.A. was awarded the rights of use of the 800, 1800 and 2600 MHz frequencies to be allocated to mobile broadband services for a total of 1,223 million euros. The decrease in additions of 1,071 million euros compared to the previous year, is mainly due to the above event.

Additions in 2012 also include 295 million euros of internally generated assets (288 million euros in 2011). Further details are provided in the Note “Internally generated assets”.

The other changes in 2012 include, among others, the effects of the change in consolidation scope, 19 million euros of which is attributable to the sale of Matrix (previously included in Other operations) on October 31, 2012.

Industrial patents and intellectual property rights at December 31, 2012 consist mainly of applications software purchased outright and user license rights acquired, amortized over a period between 3 and 5 years. They mainly refer to Telecom Italia S.p.A. (1,390 million euros) and to the Brazil Business Unit (903 million euros). The write-down made in 2012 mainly relates to the Media Business Unit which takes account of the outcome of the impairment test as well as the expected sale of La7 S.r.l..

Concessions, licenses, trademarks and similar rights at December 31, 2012 mainly refer to:

•

unamortized cost of telephone licenses and similar rights (1,435 million euros for Telecom Italia S.p.A., 671 million euros for the Brazil Business Unit and 16 million euros for the Argentina Business Unit); in 2011 Telecom Italia S.p.A. started the amortization of the first tranche of frequency rights acquired in 2011 (LTE—1800 MHz band);

•	Indefeasible Rights of Use - IRU (237 million euros) mainly relate to companies of the Telecom Italia Sparkle group (International Wholesale);

•	TV frequencies of the Media Business Unit (109 million euros). The rights of use for the frequencies used for digital terrestrial transmission are amortized over 20 years;

•	unamortized cost of the trademarks of the Argentina Business Unit (268 million euros), amortized over 20 years.

The net carrying amount of telephone licenses and similar rights totalling 2,500 million euros refers to the following:

Type of license	Net carrying amount at December 31, 2012 (millions of euros)	Amortization period (years)	Amortization charges for 2012 (millions of euros)
Telecom Italia S.p.A.:
UMTS	1,209	18	134
UMTS 2100 MHz	66	12	7
Wireless Local Loop	4	15	1
WiMax	10	15	1
LTE 1800 MHz	146	18	9
Tim Brasil group:
GSM and 3G (UMTS)	529	9-13	107
4G (LTE)	138	15	2
TDMA	4	14	20
Sofora group—Telecom Argentina:
PCS of Nucleo S.A.	16	12	2
PCS of Telecom Personal S.A.	378	indefinite useful life	—

Other intangible assets with a finite useful life at December 31, 2012 basically include:

•	457 million euros of customer relationships relating to the Argentina Business Unit, measured upon acquisition of control. In 2012 their useful lives were remeasured and shortened on the basis of an

Consolidated Financial Statements	Notes To Consolidated Financial Statements

analysis conducted by an external specialized company, resulting in additional amortization of 66 million euros. The original amortization period, which was between 5 and 12 years depending on the type of clients and service provided, is now between 4 and 8 years. These assets were also tested for impairment and subsequently written down by 85 million euros. The remeasured useful lives, as well as the impairment losses, were mainly attributable to changes in the Argentinian market and the macroeconomic environment in that country. Additional amortization for 2013 and 2014 is expected of approximately 43 million euros (on the basis of the average pesos/euro exchange rate in 2012);

•

272 million euros of capitalized subscriber acquisition costs—SAC referring to a number of sales campaigns of Telecom Italia S.p.A. (182 million euros) and the Argentina Business Unit (90 million euros). The subscriber acquisition costs are amortized over the underlying minimum contract period (between 12 or 30 months).

Work in progress and advance payments include the 800 and 2600 MHz mobile frequency rights, to be allocated to broadband mobile services, acquired by Telecom Italia S.p.A. in 2011, and capitalized borrowing costs of 64 million euros at December 31, 2012 (12 million euros at December 31, 2011), since they are directly attributable to the acquisition and because the time period necessary to ready the asset for use is more than 12 months. The interest rate used for the capitalization of the borrowing costs is between 4.6% and 5.2%. Such costs are deducted directly from “Miscellaneous finance expenses”.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2012 and 2011 can be summarized as follows:

	As of December 31, 2012
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,544	(46)	(10,163)	2,335
Concessions, licenses, trademarks and similar rights	5,750	(245)	(2,713)	2,792
Other intangible assets with a finite useful life	1,703	(77)	(831)	795
Work in progress and advance payments	1,631	(4)		1,627

Total intangible assets with a finite useful life	21,628	(372)	(13,707)	7,549
Intangible assets with an indefinite useful life	378	—	—	378

Total Other intangible assets	22,006	(372)	(13,707)	7,927

	As of December 31, 2011
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	13,405	(7)	(10,823)	2,575
Concessions, licenses, trademarks and similar rights	5,623	(250)	(2,478)	2,895
Other intangible assets with a finite useful life	1,779		(645)	1,134
Work in progress and advance payments	1,602	(10)	—	1,592

Total intangible assets with a finite useful life	22,409	(267)	(13,946)	8,196
Intangible assets with an indefinite useful life	441	—	—	441

Total Other intangible assets	22,850	(267)	(13,946)	8,637

Impairment losses on “Concessions, licenses, trademarks and similar rights” basically refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the Lan Med group (the former Latin American Nautilus group).

Such impairments, principally relating to the years prior to 2004, were reversed in part in 2011 following improved prospects, particularly in the South American market. The increase in accumulated impairment is mainly

Consolidated Financial Statements	Notes To Consolidated Financial Statements

attributable to the above-mentioned impairment losses recognized by the Argentina Business Unit and the Media Business Unit, which were partly offset by exchange differences relating to impairment losses recognized in previous years by the Lan/Med group. Lastly, works in progress were written off by the Parent for 9 million euros for abandoned and previously written down software projects.

NOTE 6—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased 434 million euros compared to December 31, 2011. Details on the composition and movements are as follows:

	As of December 31, 2010	Addition	Depreciation	Impairment losses/ Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2011
	(millions of euros)
Land	243	4			(7)	(5)		235
Buildings (civil and industrial)	844	9	(73)		(2)	(19)	36	795
Plant and equipment	12,019	2,097	(2,796)	1	(25)	(213)	1,025	12,108
Manufacturing and distribution equipment	28	5	(15)				14	32
Other	787	236	(333)		(8)	(30)	72	724
Construction in progress and advance payments	1,317	634		(4)	(3)	(40)	(899)	1,005

Total	15,238	2,985	(3,217)	(3)	(45)	(307)	248	14,899

	As of December 31, 2011	Addition	Depreciation	Impairment losses/ Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2012
	(millions of euros)
Land	235					(17)	14	232
Buildings (civil and industrial)	795	12	(73)	(1)		(50)	15	698
Plant and equipment	12,108	2,215	(2,614)	(12)	(20)	(395)	555	11,837
Manufacturing and distribution equipment	32	12	(14)				9	39
Other	724	194	(306)	(2)	(7)	(50)	124	677
Construction in progress and advance payments	1,005	726		(1)	(1)	(64)	(683)	982

Total	14,899	3,159	(3,007)	(16)	(28)	(576)	34	14,465

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2012 mainly refers to Telecom Italia S.p.A. (117 million euros) and the Argentina Business Unit (93 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use and light constructions. The balance at the end of 2012 is largely in reference to Telecom Italia S.p.A. (363 million euros) and the companies belonging to the Argentina Business Unit (282 million euros).

Plant and equipment includes the aggregate of all those structures used for the functioning of voice and data telephone traffic. The balance at December 31, 2012 is principally attributable to Telecom Italia S.p.A. (8,204 million euros), the companies in the Brazil Business Unit (2,362 million euros) and the companies in the Argentina Business Unit (876 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount is in line with the end of the prior year and is primarily carried by Telecom Italia S.p.A.

Other is mostly made up of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Construction in progress and advance payments refers to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2012 increased by 174 million euros compared to the prior year, and include 286 million euros of internally generated assets (281 million euros in 2011). Further details are provided in the Note “Internally generated assets”.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2012 and 2011 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3%-50%
Manufacturing and distribution equipment	20%
Other	11%-33%

The impairment losses recognized during the year primarily relate to the Media Business Unit—as the outcome of the impairment test and the expected sale of La7 S.r.l.—as well as the Olivetti Business Unit.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2012 and 2011 can be summarized as follows:

	As of December 31, 2012
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	232			232
Buildings (civil and industrial)	1,768	(6)	(1,064)	698
Plant and equipment	65,174	(67)	(53,270)	11,837
Manufacturing and distribution equipment	268	(2)	(227)	39
Other	4,211	(6)	(3,528)	677
Construction in progress and advance payments	983	(1)	—	982

Total	72,636	(82)	(58,089)	14,465

	As of December 31, 2011
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	235			235
Buildings (civil and industrial)	2,099	(5)	(1,299)	795
Plant and equipment	63,913	(56)	(51,749)	12,108
Manufacturing and distribution equipment	248	(1)	(215)	32
Other	4,183	(4)	(3,455)	724
Construction in progress and advance payments	1,006	(1)	—	1,005

Total	71,684	(67)	(56,718)	14,899

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Assets held under finance leases

Assets held under finance leases decreased 80 million euros compared to December 31, 2011. Details on the composition and movements are as follows:

	As of December 31, 2010	Addition	Depreciation	Other changes	As of December 31, 2011
	(millions of euros)
Buildings (civil and industrial)	1,124	23	(110)	5	1,042
Other	11	11	(6)		16
Construction in progress and advance payments	42	10		(16)	36

Total	1,177	44	(116)	(11)	1,094

	As of December 31, 2011	Addition	Depreciation	Other changes	As of December 31, 2012
	(millions of euros)
Buildings (civil and industrial)	1,042	24	(113)	19	972
Other	16	10	(8)	(1)	17
Construction in progress and advance payments	36	8		(19)	25

Total	1,094	42	(121)	(1)	1,014

Buildings (civil and industrial) includes those under long rent contracts and related building adaptations. They refer almost entirely to Telecom Italia S.p.A.

Other basically comprises the capitalization of finance leases of Data Center hardware.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2012 and 2011 can be summarized as follows:

	As of December 31, 2012
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,078	(27)	(1,079)	972
Other	98		(81)	17
Construction in progress and advance payments	25			25

Total	2,201	(27)	(1,160)	1,014

	As of December 31, 2011
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,042	(27)	(973)	1,042
Other	90		(74)	16
Construction in progress and advance payments	36			36

Total	2,168	(27)	(1,047)	1,094

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2012 and 2011, lease payments due in future years and their present value are as follows:

	As of December 31,
	2012		2011
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of euros)
Within 1 year	229	204	238	222
From 2 to 5 years	880	599	859	609
Beyond 5 years	857	364	1,049	450

Total	1,966	1,167	2,146	1,281

	As of December 31,
	2012	2011
	(millions of euros)
Future net minimum lease payments	1,966	2,146
Interest portion	(799)	(865)

Present value of lease payments	1,167	1,281

Financial lease liabilities	1,378	1,549
Financial receivables for lease contracts	(211)	(268)

Total net finance lease liabilities	1,167	1,281

At December 31, 2012, the inflation adjustment to lease payments was about 31 million euros (about 28 million euros at December 31, 2011) and refers almost entirely to Telecom Italia S.p.A.

NOTE 7—INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Investments accounted for using the equity method increased 18 million euros compared to December 31, 2011 and include:

	As of December 31,
	2012	2011
	(millions of euros)
Investments accounted for using the equity method:
Associates	65	46
Joint Ventures	—	1

Total	65	47

Investments in associates accounted for using the equity method are detailed as follows:

	As of December 31, 2010	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2011
	(millions of euros)
Italtel Group	38			(38)		—
Tiglio I S.r.l.	23			(1)		22
Tiglio II	1					1
Others	22				1	23

Total	84	—	—	(39)	1	46

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2011	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2012
	(millions of euros)
Trentino NGN S.r.l..					25	25
Tiglio I S.r.l.	22			(7)		15
Tiglio II	1					1
Others	23	3	(3)	1		24

Total	46	3	(3)	(6)	25	65

With reference to investments in associates, on May 18, 2012, following the transfer of a twenty-year right of use of spaces available in its passive infrastructure (ducts and pilings), throughout the territory of the Autonomous Province of Trento, Telecom Italia S.p.A. acquired a 41.1% interest in the company Trentino NGN S.r.l..

In July 2012, following a complaint lodged by some of Telecom Italia S.p.A.’s competitors, the European Commission opened an investigation to determine whether the role of the Autonomous Province of Trento, as the majority shareholder in the company Trentino NGN, complies with European rules on state aid.

Aggregate data for 2012 and 2011 relating to the principal associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, are reported below. The share of profits (losses) for the year refers, for consolidation groups, to the shares of the parent and Non-controlling interests.

	As of December 31,
	2012	2011
	(millions of euros)
Total assets	365	418
Total liabilities	327	354
Revenues	112	130
Profits (losses) for the year	(24)	(18)

The item investments in joint ventures at December 31, 2011 referred to the 50% investment in Consorzio Tema Mobility, which was placed in liquidation; as of December 31, 2012 the value was zero.

The company was removed from the Company Register on January 14, 2013.

The list of investments accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

NOTE 8—OTHER INVESTMENTS

Other investments refer to the following:

	As of December 31, 2010	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2011
	(millions of euros)
Assicurazioni Generali	3			(1)		2
Fin.Priv.	14			(4)		10
Sia	11					11
Others	15					15

Total	43	—	—	(5)	—	38

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2011	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2012
	(millions of euros)
Assicurazioni Generali	2			1		3
Fin.Priv.	10					10
Sia	11					11
Others	15	1		(1)		15

Total	38	1	—	—	—	39

In accordance with IAS 39, other investments represent Available-for-sale financial assets.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 9—FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) are composed as follows:

		As of December 31,
		2012	2011
		(millions of euros)
Non-current financial assets
Securities, financial receivables and other non-current financial assets:
Securities other than investments		22	12
Financial receivables for lease contracts		110	153
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,291	2,701
Receivables from employees		34	41
Non-hedging derivatives		33	27
Other financial receivables		6	15

Total non-current financial assets	(A)	2,496	2,949

Current financial assets
Securities other than investments
Held for trading		—	1
Held to maturity		—	—
Available for sale		754	1,006

		754	1,007
Financial receivables and other current financial assets:
Liquid assets with banks, financial institutions and post offices (with a maturity greater than 3 months)		83	—
Receivables from employees		13	9
Financial receivables for lease contracts		101	115
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		246	244
Non-hedging derivatives		39	24
Other short-term financial receivables		20	70

		502	462
Cash and cash equivalents		7,436	6,714

Total current financial assets	(B)	8,692	8,183

Total non-current and current financial assets	(A+B)	11,188	11,132

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts negotiated directly with customers and of which Telecom Italia is the guarantor;

•	portion of rental contracts, with the rendering of accessory services under the “full rent” formula.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature mainly refer to the mark-to-mark component, while “Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature” mainly consist of accrued income on such derivative contracts. Further details are provided in the Note “Derivatives”.

Securities other than investments (current assets) refer to listed securities, classified as available-for-sale due beyond three months. They include Italian treasury bonds (BTPs) purchased by Telecom Italia S.p.A. and Telecom Italia Finance S.A., amounting respectively to 358 million euros and 204 million euros, Italian Treasury Credit Certificates (CCTs) for 5 million euros (assigned to Telecom Italia S.p.A., as the holder of trade receivables, as stated by the Italian Ministry of the Economy and Finance Decree of December 3, 2012 ), and 183 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and therefore readily convertible into cash. The BTPs and CCTs, which in accordance with the Consob Communication n. DEM/11070007 of August 5, 2011 represent investments in “Sovereign debt securities”, were purchased in compliance with the Guidelines on “Management and control of financial risks” adopted by Telecom Italia Group in August 2012, which replace the previous policies in force since July 2009.

Cash and cash equivalents increased 722 million euros compared to December 31, 2011. The composition is as follows:

	As of December 31,
	2012	2011
	(millions of euros)
Liquid assets with banks, financial institutions and post offices	5,761	5,173
Checks, cash and other receivables and deposits for cash flexibility	2	2
Securities other than investments (due within 3 months)	1,673	1,539

Total	7,436	6,714

The different technical forms used for the investment of liquidity as of December 31, 2012 can be analyzed as follows:

•	maturities: all deposits have a maximum maturity date of three months;

•

counterpart risks: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe and with leading local counterparts with regard to investments in South America;

•	country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) include 150 million euros (220 million euros at December 31, 2011) of Euro Commercial Papers, with at least an A- rating of the issuer by S&P’s or equivalent, and 1,517 million euros (1,312 million euros at December 31, 2011) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário), made with leading local banking and financial institutions by the Brazil Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 10—MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased 368 million euros compared to December 31, 2011. They include:

	As of December 31,
	2012		2011
		Of which Financial Instruments IAS 39		Of which Financial Instruments IAS 39
	(millions of euros)
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	785	337	528	349
Medium/long-term prepaid expenses	711	—	600	—

Total	1,496	337	1,128	349

Miscellaneous receivables and other non-current assets amount to 1,496 million euros (1,128 million euros at December 31, 2011).

Miscellaneous receivables are mainly related to the Brazil Business Unit (412 million euros), inclusive of court deposits of 309 million euros, and the Domestic Business Unit (359 million euros), inclusive of tax credit on income taxes and related interests of 346 million euros, which are discussed in more detail in the specific Note “Income Taxes”.

Medium/long-term prepaid expenses total 711 million euros (600 million euros at December 31, 2011) and mainly relate to the deferral of costs in connection with the activation of telephone contracts and substantially attributable to the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 11—INCOME TAXES

Income tax receivables

Current and non-current income tax receivables at December 31, 2012 amount to 436 million euros (171 million euros at December 31, 2011). They are composed of the following:

•

359 million euros of non-current income tax receivables (16 million euros at December 31, 2011), of which 346 million euros relates to the Domestic Business Unit for taxes and interest resulting from the recognized deductibility of IRAP tax on the cost of labor for IRES tax purposes, relating to years prior to 2012, following the entry into force of Decree Law 16/2012;

•

77 million euros of current income tax receivables (155 million euros at December 31, 2011) and mainly include short-term receivables of the Domestic Business Unit companies (63 million euros) and of the Brazil Business Unit companies (12 million euros).

Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

	As of December 31,
	2012	2011
	(millions of euros)
Deferred tax assets	1,432	1,637
Deferred tax liabilities	(848)	(1,084)

Total	584	553

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

	As of December 31,
	2012	2011
	(millions of euros)
Deferred tax assets	1,574	1,788
Deferred tax liabilities	(990)	(1,235)

Total	584	553

Upon presentation of the tax return for the year 2008, the Parent, Telecom Italia, took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 of November 29, 2008; this realignment—which involves the reabsorption of the relative net deductible temporary differences in equal amounts over five years from 2009 to 2013—will result in an absorption of net deferred tax assets of approximately 60 million euros per year. At December 31, 2012, the related unused tax credit is 64 million euros (129 million euros at December 31, 2011).

The temporary differences which make up this line item at December 31, 2012 and 2011, as well as the movements during 2012, are the following:

	As of December 31, 2011	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	As of December 31, 2012
	(millions of euros)
Deferred tax assets:
Tax loss carryforwards	545	(95)	—	(41)	409
Derivatives	400	(32)	81	(29)	420
Provision for bad debts	282	17	—	(14)	285
Provisions	231	(13)	—	(15)	203
Provisions for pension fund integration Law 58/92	19	(6)	—	—	13
Capital grants	8	(2)	—	—	6
Taxed depreciation and amortization	138	(5)	—	(1)	132
Unused tax credit (realignment, Leg. Decree 185/08)	129	(65)	—	—	64
Other deferred tax assets	36	9	(2)	(1)	42

Total	1,788	(192)	79	(101)	1,574

Deferred tax liabilities
Derivatives	(357)	2	29	29	(297)
Business combinations—for step-up of net assets in excess of tax basis	(733)	83	—	90	(560)
Deferred gains	(2)	—	—	—	(2)
Accelerated depreciation	(34)	(1)	—	(2)	(37)
Discounting of provision for employee severance indemnities	(32)	—	(1)	—	(33)
Other deferred tax liabilities	(77)	3	—	13	(61)

Total	(1,235)	87	28	130	(990)

Total net deferred tax assets (liabilities)	553	(105)	107	29	584

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The expirations of Deferred tax assets and Deferred tax liabilities at December 31, 2012 are as follows:

		Within 1 year	Beyond 1 year	Total at December 31, 2012
		(millions of euros)
Deferred tax assets	(A)	545	1,029	1,574
Deferred tax liabilities	(B)	(119)	(871)	(990)

Total net deferred tax assets (liabilities)	(A+B)	426	158	584

At December 31, 2012, the Group has unused tax loss carryforwards of 4,073 million euros mainly attributable to the Brazil Business Unit, Telecom Italia Finance, Telecom Italia International and the Lan Med group, with the following expiration dates:

Year of expiration	(millions of euros)
2013	1
2014	1
2015	—
2016	18
2017	17
Expiration after 2017	143
Without expiration	3,893

Total unused tax loss carryforwards	4,073

Tax loss carryforwards considered in the calculation of deferred tax assets amount to 1,257 million euros at December 31, 2012 (1,691 million euros at December 31, 2011) and mainly refer to the Brazil Business Unit, to the Lan Med group and to the company Telecom Italia International.

Instead, deferred tax assets of 866 million euros (881 million euros at December 31, 2011) have not been recognized on 2,816 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2012, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries. In particular, as of December 31, 2012, we have not recognized deferred tax liabilities on approximately 1 billion euros of undistributed profits of our subsidiaries, because we are in a position to control the timing of the distribution and it is probable that such profits will not be distributed in the foreseeable future. The additional tax liabilities arising from their distribution are not expected to be material.

Current income tax payables

Current income tax payables amount to 183 million euros (399 million euros at December 31, 2011). They are composed of the following:

	At December 31,
	2012	2011
	(millions of euros)
Income tax payables:
Non-current	59	63
Current	124	336

Total	183	399

Specifically, the non-current portion of 59 million euros refers principally to the Brazil Business Unit (47 million euros) and the Brazilian company TI Latam Participações e Gestão Administrativa Ltda (10 million euros).

The current portion, amounting to 124 million euros, mainly relates to the Brazil Business Unit (45 million euros) and to the Argentina Business Unit (71 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Income tax expense

Income taxes amount to 1,235 million euros and decreased by 375 million euros compared to 2011 (1,610 million euros).

Details are as follows:

		2012	2011	2010
		(millions of euros)
Current taxes for the year		1,495	1,534	1,347
Difference in prior years estimates		(365)	(98)	(89)

Total current taxes		1,130	1,436	1,258
Deferred taxes		105	174	(709)

Total taxes on continuing operations	(A)	1,235	1,610	549
Total taxes on Discontinued operations/Non-current assets held for sale	(B)	—	—	—

Total income tax expense for the year	(A+B)	1,235	1,610	549

Income taxes for the year 2012 include, inter alia, the non-recurring benefit totaling 319 million euros, linked to the recognition of receivables from years prior to 2012 following the entry into force of Decree Law 16/2012, which enabled a request for a refund of IRES tax for the IRAP tax calculated on the cost of labor. Net of this effect, income tax decreased by 56 million euros compared to 2011, mainly as a result of the reduction in the tax base of the Parent Telecom Italia.

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax rate for the years ended December 31, 2012 and 2011 is the following:

	2012	2011	2010
	(millions of euros)
Profit (loss) before tax
From continuing operations	(44)	(2,743)	4,128
From Discontinued operations/Non-current assets held for sale	2	(13)	(7)

Total profit (loss) before tax	(42)	(2,756)	4,121

Income taxes on theoretical income (loss)	(12)	(758)	1,133
Income tax effect on increase (decrease) in variations:
Tax losses of the year not considered recoverable	31	15	18
Tax losses not considered recoverable in prior years and recoverable in future years	(10)	(40)	(627)
Non-deductible costs	39	29	36
Non-deductible goodwill impairment charge	1,179	2,025	—
Non-taxable Sofora revaluation	—	—	(73)
Benefit from IRES tax reimbursement for partial deductibility of IRAP tax	(319)	—	—
Other net differences	7	3	(294)

Effective income tax recognized in income statement, excluding IRAP tax	915	1,274	193
IRAP	320	336	356

Total effective income tax recognized in income statements	1,235	1,610	549

The impact of Regional Income Tax (IRAP) is not taken into consideration in order to avoid any distorting effect, since such tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 12—INVENTORIES

Inventories decreased 11 million euros compared to December 31, 2011 and are composed of the following:

	As of December 31,
	2012	2011
	(millions of euros)
Raw materials and supplies	3	3
Work in progress and semifinished products	4	5
Finished goods	429	439

Total	436	447

Inventories particularly refer to Telecom Italia S.p.A. for 112 million euros (125 million euros at December 31, 2011), the companies in the Brazil Business Unit for 100 million euros (113 million euros at December 31, 2011) and the companies in the Argentina Business Unit for 98 million euros (96 million euros at December 31, 2011). They mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories.

Another 86 million euros (79 million euros at December 31, 2011) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

In 2012, inventories were written down by 13 million euros (12 million euros in 2011) mainly for the adjustment to estimated realizable value of fixed and mobile equipment and handsets for marketing.

No inventories are pledged as collateral.

NOTE 13—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased 764 million euros compared to December 31, 2011 and are composed of the following:

	As of December 31,
	2012		2011
		Of which Financial Instruments IAS 39		Of which Financial Instruments IAS 39
	(millions of euros)
Amounts due on construction contracts	63		49

Trade receivables:
Receivables from customers	4,254	4,254	4,576	4,576
Receivables from other telecommunications operators	1,184	1,184	1,725	1,725

	5,438	5,438	6,301	6,301

Miscellaneous receivables and other current assets:
Other receivables	1,016	249	977	331
Trade and miscellaneous prepaid expenses	489	—	443	—

	1,505	249	1,420	331

Total	7,006	5,687	7,770	6,632

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The aging of financial instruments included in Trade and miscellaneous receivables and other current assets at December 31, 2012 and December 31, 2011 is as follows:

				Overdue:
	As of December 31, 2012	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	5,687	4,116	1,571	703	219	239	410

				Overdue:
	As of December 31, 2011	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	6,632	4,663	1,969	852	207	226	684

Overdue receivables at December 31, 2012 account for a lower percentage of total receivables compared to the end of the prior year. Overdue receivables less than 90 days or more than one year in particular are lower. The increase in overdue amounts from 181 to 365 days is essentially attributable to Telecom Italia S.p.A.

Trade receivables amount to 5,438 million euros (6,301 million euros at December 31, 2011) and are net of the provision for bad debts of 910 million euros (845 million euros at December 31, 2011). The reduction in net trade receivables, of 863 million euros, mainly reflects revenue performance and the settlement of disputes with a number of other operators which led to the closing of certain receivable and payable positions.

Trade receivables specifically refer to Telecom Italia S.p.A. (3,169 million euros), the Brazil Business Unit (1,367 million euros) and the Argentina Business Unit (372 million euros).

Trade receivables include 96 million euros (88 million euros at December 31, 2011) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use—IRU.

Movements in the provision for bad debts are as follows:

	2012	2011
	(millions of euros)
At January 1	845	876
Provision charges to the income statement	413	375
Utilization and decreases	(308)	(393)
Exchange differences and other changes	(40)	(13)

At December 31	910	845

The provision for bad debts consists of write-downs of specific receivables of 408 million euros (358 million euros at December 31, 2011) and write-downs of 501 million euros on the basis of average uncollectibility (487 million euros at December 31, 2011).

Provision charges for bad debts are recorded for specific credit positions that present an element of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other receivables amount to 1,016 million euros (977 million euros at December 31, 2011) and are net of a provision for bad debts of 113 million euros (132 million euros at December 31, 2011). Details are as follows:

	As of December 31,
	2012	2011
	(millions of euros)
Advances to suppliers	31	36
Receivables from employees	26	25
Tax receivables	525	425
Sundry receivables	434	491

Total	1,016	977

Tax receivables include, inter alia, 448 million euros relating to the Brazil Business Unit largely related to local indirect taxes and 63 million euros to the Domestic Business Unit for credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly include:

•

receivables from factoring companies of 129 million euros, of which 81 million euros is from Mediofactoring (a company in the Intesa Sanpaolo group) and 48 million euros from other factoring companies;

•

receivable for the Italian Universal Service (47 million euros). This is a regulated contribution related to the costs arising from Telecom Italia’s obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;

•	receivables from the Italian State and the European Union (32 million euros) for grants regarding research and training projects of Telecom Italia S.p.A.;

•	miscellaneous receivables from OLOs (62 million euros).

Trade and miscellaneous prepaid expenses mainly pertain to building leases, rentals and maintenance payments as well as the deferral of costs referring to the activation of new contracts. Trade prepaid expenses include, in particular, 374 million euros of the Parent, Telecom Italia, (mainly the deferral of costs connected with the activation of new contracts for 257 million euros, building leases for 67 million euros, rent and maintenance payments for 23 million euros and insurance premiums for 9  million euros).

NOTE 14—EQUITY

Equity includes:

	As of December 31,
	2012	2011
	(millions of euros)
Equity attributable to owners of the Parent	19,378	22,790
Non-controlling interests	3,634	3,904

Total	23,012	26,694

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The composition of the Equity attributable to owners of the Parent is the following:

	As of December 31,
	2012	2011
	(millions of euros)
Share capital	10,604	10,604
Paid-in capital	1,704	1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year(*)	7,070	10,482

Total	19,378	22,790

(*) of which:

Reserve for available-for-sale financial assets	43	(4)
Reserve for cash flow hedges	(383)	(74)
Reserve for exchange differences on translating foreign operations	504	1,089
Remeasurements of employee defined benefit plans (IAS 19)	154	196
Share of other comprehensive income (loss) of associates	(1)	(1)
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year	6,753	9,276

Movements in share capital during 2012, 2011 and 2010 are presented in the following tables:

Reconciliation between the number of outstanding shares at December 31, 2009 and December 31, 2010

	Shares as of December 31, 2009	Shares issued for plans destined for employees	Shares as of December 31, 2010	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,380,906,939	27,056,139	13,407,963,078	68.99%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,218,690,552	27,056,139	13,245,746,691

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	31.01%

Total Telecom Italia S.p.A shares issued (a+d)	19,407,027,600	27,056,139	19,434,083,739	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,244,811,213	27,056,139	19,271,867,352

Reconciliation between the number of outstanding shares at December 31, 2010 and December 31, 2011

	Shares as of December 31, 2010	Shares issued for plans destined for employees	Shares as of December 31, 2011	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,407,963,078	8,876,296	13,416,839,374	69.01%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,245,746,691	8,876,296	13,254,622,987

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.99%

Total Telecom Italia S.p.A. shares issued (a+d)	19,434,083,739	8,876,296	19,442,960,035	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,271,867,352	8,876,296	19,280,743,648

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the number of outstanding shares at December 31, 2011 and December 31, 2012

	Shares as of December 31, 2011	Shares issued for plans destined for employees	Shares as of December 31, 2012	Percentage of Share Capital
	(number of shares of par value of €0.55 each)
Ordinary Shares issued (a)	13,416,839,374	—	13,416,839,374	69.01%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,254,622,987	—	13,254,622,987

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.99%

Total Telecom Italia S.p.A. shares issued (a+d)	19,442,960,035	—	19,442,960,035	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,280,743,648	—	19,280,743,648

Reconciliation between the value of the outstanding shares as of December 31, 2009 and December 31, 2010

	Share capital as of December 31, 2009	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2010
	(millions of euros)
Ordinary Shares issued (a)	7,360	15	7,375
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,271	15	7,286

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,674	15	10,689

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,585	15	10,600

Reconciliation between the value of the outstanding shares as of December 31, 2010 and December 31, 2011

	Share capital as of December 31, 2010	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2011
	(millions of euros)
Ordinary Shares issued (a)	7,375	4	7,379
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,286	4	7,290

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,689	4	10,693

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,600	4	10,604

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2011 and December 31, 2012

	Share capital as of December 31, 2011	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2012
	(millions of euros)
Ordinary Shares issued (a)	7,379	—	7,379
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,290	—	7,290

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,693	—	10,693

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,604	—	10,604

The total amount of ordinary treasury shares at December 31, 2012 is 508 million euros and recorded as follows: the part relating to par value (89 million euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

In October 2012, the period of the authorization for the buyback of Telecom Italia S.p.A. stock expired, as per the resolution of the ordinary shareholders’ meeting of April 12, 2011.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Paid-in capital, amounting to 1,704 million euros, is unchanged compared to December 31, 2011.

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year comprise:

•

The Reserve for available-for-sale financial assets, which has a positive balance of 43 million euros at December 31, 2012, an increase of 47 million euros compared to December 31, 2011. The increase relates to unrealized gains on the investments in Assicurazioni Generali and Fin.Priv. (1 million euros) of the Parent, Telecom Italia, as well as the unrealized gains on the securities portfolio of Telecom Italia Finance (14 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (32 million euros). This reserve is expressed net of deferred tax liabilities of 18 million euros (at December 31, 2011, it was expressed net of deferred tax liabilities of 7 million euros).

•

The Reserve for cash flow hedges, which has a negative balance of 383 million euros at December 31, 2012, a decrease of 309 million euros compared to December 31, 2011. This reserve is expressed net of deferred tax assets of 143 million euros (at December 31, 2011, it was expressed net of deferred tax assets of 22 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements.

•

The Reserve for exchange differences on translating foreign operations shows a positive balance of 504 million euros at December 31, 2012, decreasing 585 million euros compared to December 31, 2011. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit and in the Argentina Business Unit.

•

The Reserve for remeasurement of employee defined benefit plans, was established following the early adoption of the new IAS 19 (Employee Benefits) (“IAS 19 (2011)”) through reclassification from the line item “Other reserves and retained earnings (accumulated losses), including profit (loss)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

for the year”. At December 31, 2012 it has a positive balance of 154 million euros and decreases 42 million euros compared to December 31, 2011. This reserve is expressed net of deferred tax liabilities of 60 million euros (at December 31, 2011, it was expressed net of deferred tax liabilities of 74 million euros). In particular, this reserve includes the recognition of changes in actuarial gains and losses.

•	Share of other comprehensive income (loss) of associates shows a negative balance of 1 million euros at December 31, 2012, unchanged compared to December 31, 2011.

•

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year amount to 6,753 million euros, decreasing 2,523 million euros compared to December 31, 2011. The change is mainly due to the sum of the following:

–	dividends of 895 million euros (1,184 million euros in 2011);

–	loss for the year attributable to owners of the Parent of 1,627 million euros (loss for the year of 4,811 million euros in 2011).

Equity attributable to Non-controlling interests amounts to 3,634 million euros, a decrease of 270 million euros compared to December 31, 2011 and is principally represented by the sum of:

•	dividends of 143 million euros;

•	profit for the year attributable to Non-controlling interests of 350 million euros (445 million euros in 2011);

•	negative change in the “Reserve for exchange differences on translating foreign operations” of 483 million euros.

This line item consists principally of the equity attributable to the Non-controlling interests referring mainly to the companies in the Brazil Business Unit and the Argentina Business Unit.

FUTURE POTENTIAL CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

AUTHORIZATIONS FOR THE ISSUE OF CONVERTIBLE BONDS AND THE BUYBACK OF TREASURY SHARES

During 2012, the Board of Directors of Telecom Italia S.p.A. did not exercise the right to issue bonds convertible into ordinary shares, nor were there changes in the number of treasury shares held by the Telecom Italia Group, nor, lastly, were any authorizations approved for the buyback of additional treasury shares.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 15—FINANCIAL LIABILITIES (NON—CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) are composed as follows:

		As of December 31,
		2012	2011
		(millions of euros)
Financial payables (medium/long-term):
Bonds		23,956	24,478
Amounts due to banks		5,944	6,687
Other financial payables		460	837

		30,360	32,002
Finance lease liabilities (medium/long-term)		1,159	1,304
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,558	2,513
Non-hedging derivatives		13	40
Other liabilities		1	1

		2,572	2,554

Total non-current financial liabilities	(A)	34,091	35,860

Financial payables (short-term):
Bonds		3,593	3,895
Amounts due to banks		1,287	1,192
Other financial payables		684	527

		5,564	5,614
Finance lease liabilities (short-term)		219	245
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		350	196
Non-hedging derivatives		17	36
Other liabilities		—	—

		367	232

Total current financial liabilities	(B)	6,150	6,091

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C)	—	—

Total financial liabilities (Gross financial debt)	(A+B+C)	40,241	41,951

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2012		As of December 31, 2011
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	12,499	9,474	12,386	9,572
GBP	2,535	3,106	2,532	3,032
BRL	2,945	1,092	2,624	1,081
JPY	19,865	175	20,809	208
ARS	331	51	740	133
PYG	123,347	22	140,043	24
EURO		26,321		27,901

		40,241		41,951

The analysis of gross financial debt by effective interest rate bracket excluding the effect of hedging instruments, if any, is the following:

	As of December 31,
	2012	2011
	(millions of euros)
Up to 2.5%	5,917	6,517
From 2.5% to 5%	6,222	4,973
From 5% to 7.5%	18,246	20,310
From 7.5% to 10%	4,977	4,921
Over 10%	505	839
Accruals/deferrals, MTM and derivatives	4,374	4,391

	40,241	41,951

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

	As of December 31,
	2012	2011
	(millions of euros)
Up to 2.5%	8,633	10,259
From 2.5% to 5%	8,121	5,722
From 5% to 7.5%	15,180	18,502
From 7.5% to 10%	3,229	2,018
Over 10%	704	1,059
Accruals/deferrals, MTM and derivatives	4,374	4,391

	40,241	41,951

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities—nominal repayment amount:

	Maturing by December 31, of the year
	2013	2014	2015	2016	2017	After 2017	Total
	(millions of euros)
Bonds	2,894	2,546	2,544	2,250	2,919	13,170	26,323
Loans and other financial liabilities	1,416	2,753	1,118	624	818	1,569	8,298
Finance lease liabilities	205	108	144	151	162	594	1,364

Total	4,515	5,407	3,806	3,025	3,899	15,333	35,985
Current financial liabilities	638	—	—	—	—	—	638

Total	5,153	5,407	3,806	3,025	3,899	15,333	36,623

The main components of financial liabilities are commented below.

Bonds are composed as follows:

	As of December 31,
	2012	2011
	(millions of euros)
Non-current portion	23,956	24,478
Current portion	3,593	3,895

Total carrying amounts	27,549	28,373
Fair value adjustment and measurement at amortized cost	(1,226)	(1,398)

Total nominal repayment amount	26,323	26,975

The nominal repayment amount totals 26,323 million euros, decreasing 652 million euros compared to December 31, 2011 (26,975 million euros) as a result of the new issues/ repayments in 2012.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2012 (%)	Market value as of December 31, 2012 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	432	432.1	6.750%	03/19/2009	03/21/2013	99,574	101,208	437
Euro	268	267.7	3 month Euribor+0.63%	07/19/2007	07/19/2013	100	100,005	268
Euro	284	284.1	7.875%	01/22/2009	01/22/2014	99,728	106,868	304
Euro	557	556.8	4.750%	05/19/2006	05/19/2014	99,156	104,669	583
Euro	750	750	4.625%	06/15/2012	06/15/2015	99,685	106,871	802
Euro	120	120	3 Month Euribor+0.66%	11/23/2004	11/23/2015	100	96,105	115
GBP	500	612.7	5.625%	06/29/2005	12/29/2015	99,878	106,279	651
Euro	1,000	1,000	5.125%	01/25/2011	01/25/2016	99,686	108,729	1,087
Euro	850	850	8.250%	03/19/2009	03/21/2016	99,740	118,361	1,006
Euro	400	400	3 Month Euribor+0.79%	06/07/2007	06/07/2016	100	94,740	379
Euro	1,000	1,000	7.000%	10/20/2011	01/20/2017	(*)100,185	116,282	1,163
Euro	1,000	1,000	4.500%	09/20/2012	09/20/2017	99,693	106,986	1,070
GBP	750	919.0	7.375%	05/26/2009	12/15/2017	99,608	113,680	1,045
Euro	750	750	4.750%	05/25/2011	05/25/2018	99,889	107,818	809
Euro	750	750	6.125%	06/15/2012	12/14/2018	99,737	114,534	859
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99,070	110,064	1,376
GBP	850	1,041.5	6.375%	06/24/2004	06/24/2019	98,850	108,255	1,128
Euro	1,000	1,000	4.000%	12/21/2012	01/21/2020	99,184	101,574	1,016
Euro	(**)230	229.7	6 Month Euribor (base 365)	01/01/2002	01/01/2022	100	100	230
Euro	1,250	1,250	5.250%	02/10/2010	02/10/2022	99,295	107,304	1,341
GBP	400	490.1	5.875%	05/19/2006	05/19/2023	99,622	103,257	506
Euro	670	670	5.250%	03/17/2005	03/17/2055	99,667	83,548	560

Sub-Total		15,624						16,735

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	678	677.9	6.875%	01/24/2003	01/24/2013	99,332	100,333	680
JPY	20,000	176.0	3.550%	04/22/2002	05/14/2032	99,250	101,101	178
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	(*)109,646	116,024	1,178

Sub-Total		1,869						2,036

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	2,000	1,515.8	5.250%	10/29/2003	11/15/2013	99,742	102,874	1,559
USD	1,000	757.9	6.175%	06/18/2009	06/18/2014	100	105,703	801
USD	1,250	947.4	4.950%	10/06/2004	09/30/2014	99,651	104,842	993
USD	1,400	1,061.1	5.250%	09/28/2005	10/01/2015	99,370	106,657	1,132
USD	1,000	757.9	6.999%	06/04/2008	06/04/2018	100	114,929	871
USD	1,000	757.9	7.175%	06/18/2009	06/18/2019	100	116,471	883
USD	1,000	757.9	6.375%	10/29/2003	11/15/2033	99,558	100,665	763
USD	1,000	757.9	6.000%	10/06/2004	09/30/2034	99,081	98,164	744
USD	1,000	757.9	7.200%	07/18/2006	07/18/2036	99,440	104,663	793
USD	1,000	757.9	7.721%	06/04/2008	06/04/2038	100	108,822	825

Sub-Total		8,830						9,364

Total		26,323						28,135

(*)	Weighted average issue price for bonds issued with more than one tranche.

(**)	Reserved for subscription by employees.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website www. telecomitalia.com.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the changes in bonds during 2012:

New issues	Currency	Amount (millions of original currency)	Issue date
Telecom Italia S.p.A. 700 million euros 4.625% maturing 06/15/2015	Euro	750	06/15/2012
Telecom Italia S.p.A. 750 million euros 6.125% maturing 12/14/2018	Euro	750	06/15/2012
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 09/20/2017	Euro	1,000	09/20/2012
Telecom Italia S.p.A. 1,000 million euros 4.000% maturing 01/21/2020	Euro	1,000	12/21/2012

Repayments	Currency	Amount (millions of original currency)	Repayment date
Telecom Italia S.p.A. 6.250% 1,222.5 million euros (1)	Euro	1,222.5	02/01/2012
Telecom Italia Finance S.A. 107.7 million euros, 3 month Euribor+1.30%	Euro	107.7	03/14/2012
Telecom Italia Finance S.A. 7.250% 790 million euros (2)	Euro	790	04/24/2012
Telecom Italia S.p.A. 1,000 million euros, 3 month Euribor+0.53%	Euro	1,000	12/06/2012

(1)	Net of buybacks by the Company for 27.5 million euros during 2011.

(2)	Net of buybacks by the Company for 210 million euros during 2011 and 2012.

Buybacks	Currency	Amount (millions of original currency)	Buyback period
Telecom Italia Finance S.A., 790 million euros 7.250%, maturing April 2012 (1)	Euro	11.6	January 2012
Telecom Italia Finance S.A. 678 million euros 6.875%, maturing January 2013 (1)	Euro	80.8	January – May 2012
Telecom Italia S.p.A. 432 million euros 6.750%, maturing March 2013 (2)	Euro	212.9	July 2012
Telecom Italia S.p.A. 268 million euros 3 month Euribor+0.63%, maturing July 2013	Euro	232.3	July 2012
Telecom Italia S.p.A. 284 million euros 7.875%, maturing January 2014	Euro	215.9	July 2012
Telecom Italia S.p.A. 557 million euros 4.750%, maturing May 2014	Euro	116.2	July 2012

(1)

Buybacks of the above bonds during 2011 amounted to 290 million euros (199 million euros on the bonds maturing April 2012 and 91 million euros on the bonds maturing January 2013). As a result, the total amount bought back is 382 million euros.

(2)	A buyback of the above bond had already been made at December 2011 for 5 million euros. As a result the total amount bought back is 218 million euros.

The main components of financial liabilities are described below.

Medium/long-term amounts due to banks total 5,944 million euros (6,687 million euros at December 31, 2011), decreasing 743 million euros, as a result of a 500 million euros repayment on the drawdown from the revolving credit facility expiring August 2014 and 250 million euros on the revolving credit facility expiring February 2013. Short-term amounts due to banks total 1,287 million euros, increasing 95 million euros (1,192 million euros at December 31, 2011). Short-term amounts due to banks include 971 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amount to 460 million euros (837 million euros at December 31, 2011). They include 273 million euros payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016, and 177 million euros for Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen due in 2029. Short-term other financial payables amount to 684 million euros (527 million euros at December 31, 2011)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

increasing 157 million euros, and include 359 million euros of the current portion of medium/long-term other financial payables, of which 95 million euros refer to the amount owed by Telecom Italia S.p.A. on the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies, and 256 million euros relating to debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A..

Medium/long-term finance lease liabilities total 1,159 million euros (1,304 million euros at December 31, 2011) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 219 million euros (245 million euros at December 31, 2011).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,558 million euros (2,513 million euros at December 31, 2011). Hedging derivatives relating to items classified as current liabilities of a financial nature total 350 million euros (196 million euros at December 31, 2011). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 13 million euros (40 million euros at December 31, 2011). Non-hedging derivatives relating to items classified as current liabilities of a financial nature amount to 17 million euros (36 million euros at December 31, 2011). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

“Covenants”, “Negative pledges” and other contract clauses in effect at December 31, 2012

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

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,152 million euros (out of a total of 2,957 million euros at December 31, 2012) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

“Inclusion clause” provided for in the 100 million euros loan of August 5, 2011: where there are more restrictive clauses (e.g. cross default clauses, financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts, the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not met. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

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

Such obligation, required by national legislation in matters governing qualifying rights, is firstly contained in the general authorization rights granted to Telecom Italia for the operation and the provision of the electronic communication network and for the offer of electronic communication services, besides the concession/general authorization rights granted to the subsidiary TI Media for the network operator and content supplier activities. A similar obligation is governed on the basis of the local legislation and content in the concession/license rights of the telecommunications services in favor of the foreign subsidiaries of the Group.

Telecom Italia is also a party to agreements in which the phenomenon of a change in control involves a change in or the termination of the relationship. Some, however, not regarding financing relationships, are subject to restrictions on confidentiality, such that the disclosure of the presence of the clause would cause severe detriment to the Company, which consequently takes advantage of the right not to proceed to make any disclosure on the issue, pursuant to art. 123-bis of the TUF, paragraph 1, letter h), second part. In other cases, the significance of the agreement is excluded.

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

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and contemplates a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged. The line is not currently used;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and contemplates a discipline basically identical to that of the February 12, 2010 credit facility. The line is not currently used;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

–

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

–

The contracts signed by Telecom Italia with the EIB in 2011, for an amount of 300 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the four contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan.

–

The three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros, contain an “inclusion clause” according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros.

•

Export Credit Agreement (residual nominal amount of 12.5 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

•

Senior Secured Syndicated Facility (residual nominal amount of 312,464,000 of Argentine pesos, equal to about 48 million euros). The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A (a wholly-owned subsidiary of the Telecom Italia Group) and provides for the repayment of the loan in 2016. The loan is (a) guaranteed by two pledges on (i) 15,533,834 Telecom Argentina shares and (ii) 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares and (b) backed by a first demand guarantee for approximately USD 22.8 million (equal to about 17.3 million euros). The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local practice; there is also a change of control clause which requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or loose control of the other Argentine subsidiaries.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2012, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2012:

	As of December 31,
	2012		2011
	Committed	Drawndown	Committed	Drawndown
	(billion of euros)
Revolving Credit Facility—expiring February 2013	1.25	—	1.25	0.25
Revolving Credit Facility—expiring August 2014	8.00	1.50	8.00	2.00
Revolving Credit Facility—expiring December 2013	0.20	—	0.20	0.20

Total	9.45	1.50	9.45	2.45

On May 24, 2012, Telecom Italia signed a new contract to extend half of the Revolving Credit Facility (RCF) of 8 billion euros expiring August 2014. The extension was obtained through a Forward Start Facility of 4 billion euros which will come into force in August 2014 (or at a prior date in the event Telecom Italia decides to early cancel the commitments under the current RCF 2014) and will expire in May 2017.

On September 21 and 28, 2012 the 200 million euros and the 250 million euros drawdowns on the Revolving Credit Facilities, expiring December 2013 and February 2013 respectively, were repaid.

On October 8, 2012 the 500 million euro drawdown on the Revolving Credit Facility expiring August 2014 was repaid. As a result the facility totaling 8 billion euros is currently drawn down by 1.5 billion euros.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia’s ratings

During the course of 2012, the three rating agencies—Standard & Poor’s, Moody’s and Fitch Ratings—changed their outlook on Telecom Italia:

	Rating	Outlook
STANDARD & POOR’S	BBB	Negative
MOODY’S	Baa2	Negative
FITCH RATINGS	BBB	Negative

After December 31, 2012, the rating agencies issued the following ratings:

•	on February 11, 2013, the rating agency Fitch Ratings confirmed Telecom Italia S.p.A. BBB rating with a negative outlook;

•	on February 11, 2013, the rating agency Moody’s modified Telecom Italia S.p.A. rating from Baa2 to Baa3 with a negative outlook;

•	on February 14, 2013, the rating agency Standard & Poor’s placed Telecom Italia S.p.A. BBB rating on negative credit watch.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 16—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

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

The Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65%—75% for the fixed-rate component and consequently 25%—35% for the variable-rate component.

In managing market risk, the Group adopted Guidelines on “Financial risk management and control” and mainly uses the following financial derivatives:

•	Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix in advance the exchange rate of future transactions and the interest rate.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

All derivative financial instruments are entered into with banking and financial counterparts with at least a “BBB-” rating from Standard & Poors or equivalent rating. The exposure to the various market risks can be measured by the sensitivity analysis, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the financial statements at December 31, 2012;

•

the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•

in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;

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

Exchange rate risk—Sensitivity analysis

At December 31, 2012 (and also at December 31, 2011), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

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

•

if at December 31, 2012 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the net fiscal impact, would have been recognized in the income statement of 18 million euros (42 million euros at December 31, 2011).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (since that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that

Consolidated Financial Statements	Notes To Consolidated Financial Statements

in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)
	As of December 31, 2012			As of December 31, 2011
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Bonds	20,823	5,500	26,323	20,156	6,819	26,975
Loans and other financial liabilities	5,744	3,918	9,662	5,789	4,421	10,210

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	26,567	9,418	35,985	25,945	11,240	37,185
Total current financial liabilities(*)	71	567	638	57	813	870

Total	26,638	9,985	36,623	26,002	12,053	38,055

(*)

At December 31, 2012, variable-rate current liabilities include 252 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (276 million euros at December 31, 2011).

Total Financial assets (at the nominal investment amount)
	As of December 31, 2012			As of December 31, 2011
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Cash and cash equivalents	—	5,840	5,840	0	5,167	5,167
Euro Commercial Papers	—	150	150	0	219	219
Securities	380	1,902	2,282	125	2,233	2,358
Other receivables	611	298	909	777	215	992

Total	991	8,190	9,181	902	7,834	8,736

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

Total Financial liabilities
	As of December 31, 2012		As of December 31, 2011
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	26,175	5.90	26,874	6.00
Loans and other financial liabilities	9,692	3.68	10,686	4.12

Total	35,867	5.30	37,560	5.46

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Total Financial assets
	As of December 31, 2012		As of December 31, 2011
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Cash and cash equivalents	5,840	1.31	5,167	2.52
Euro Commercial Papers	150	0.27	219	1.51
Securities	2,282	8.20	2,358	7.29
Other receivables	276	5.72	389	5.22

Total	8,548	3.27	8,133	4.01

With respect to financial assets, the weighted average effective interest rate is not materially affected by the use of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Exposure to credit risk for the Telecom Italia Group consists of possible losses that could arise from the failure of either commercial or financial counterparts to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using client scoring and analysis systems. For specific categories of trade receivables the Group also makes use of factoring, mainly on a “non-recourse” basis.

Provision charges for bad debts are recorded for specific credit positions that have elements of individual risk. On credit positions that do not present such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

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

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there are investments in Euro Commercial Paper (the issuers all have at least an A- rating by Standard & Poor’s or equivalent and headquarters in Europe) and bonds featuring a limited level of risk. All investments were carried out in compliance with the Guidelines on “Financial risk management and control” adopted by the Group in August 2012, which replaced previous policies in force since July 2009.

In order to minimize credit risk, the Group also follows a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2012, together with unused committed bank lines, ensure complete coverage of debt repayment obligations beyond 24 months.

14% of gross financial debt at December 31, 2012 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2012. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities—Maturities of contractually expected disbursements

		Maturing by December 31, of the year
		2013	2014	2015	2016	2017	After 2017	Total
		(millions of euros)
Bonds	Principal	2,894	2,546	2,544	2,250	2,919	13,170	26,323
	Interest	1,524	1,339	1,220	1,092	969	7,517	13,661

Loans and other financial liabilities	Principal	1,416	2,753	1,118	624	818	1,569	8,298
	Interest	202	152	33	40	(14)	(403)	10

Finance lease liabilities	Principal	205	108	144	151	162	594	1,364
	Interest	92	84	76	67	57	121	497

Non-current financial liabilities(*)	Principal	4,515	5,407	3,806	3,025	3,899	15,333	35,985
	Interest	1,818	1,575	1,329	1,199	1,012	7,235	14,168

Current financial liabilities	Principal	638	—	—	—	—	—	638
	Interest	6	—	—	—	—	—	6

Total financial liabilities	Principal	5,153	5,407	3,806	3,025	3,899	15,333	36,623
	Interest	1,824	1,575	1,329	1,199	1,012	7,235	14,174

(*)	Including hedging and non-hedging derivatives.

Derivatives on financial liabilities—Contractually expected interest flows

	Maturing by December 31, of the year
	2013	2014	2015	2016	2017	After 2017	Total
	(millions of euros)
Disbursements	828	656	544	476	463	3,966	6,933
Receipts	(864)	(726)	(639)	(536)	(536)	(4,527)	(7,828)

Hedging derivatives—net (receipts) disbursements	(36)	(70)	(95)	(60)	(73)	(561)	(895)

Disbursements	34	24	22	21	8	12	121
Receipts	(12)	(7)	(6)	(6)	(3)	(4)	(38)

Non-hedging derivatives—net (receipts) disbursements	22	17	16	15	5	8	83

Total net receipts	(14)	(53)	(79)	(45)	(68)	(553)	(812)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the difference between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

NOTE 17—DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and the management of interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2012 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables present the derivative financial instruments of the Telecom Italia Group at December 31, 2012 and at December 31, 2011, by type:

Type	Hedged Risk	Notional amount at 12/31/2012	Notional amount at 12/31/2011	Spot (*) Mark-to-Market (Clean Price) at 12/31/2012	Spot (*) Mark-to-Market (Clean Price) at 12/31/2011
		(millions of euros)
Interest rate swaps	Interest rate risk	2,400	3,100	(1)	9
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	3,179	3,257	188	193

Total Fair Value Hedge Derivatives		5,579	6,357	187	202
Interest rate swaps	Interest rate risk	3,120	3,370	(228)	(307)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	10,402	10,402	(577)	56
Commodity Swap and Options	Commodity risk (energy)	27	—	1	—
Forward and FX Options	Currency exchange rate risk	32	1	(2)	—

Total Cash Flow Hedge Derivatives		13,581	13,773	(806)	(251)

Total Non-Hedge Accounting Derivatives		627	730	45	(22)

Total Telecom Italia Group Derivatives		19,787	20,860	(574)	(71)

(*)	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2012 led to:

•	recognition in equity of unrealized losses of 430 million euros;

•	reversal from equity to the income statement of net losses from exchange rate adjustments of 111 million euros.

Furthermore, at December 31, 2012, the total loss of the hedging instruments still recognized in equity amounted to 8 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the income statement during 2012 is 6 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
USD	2,000	Jan 2013	Nov 2013	5.25%	Semiannually
Euro	120	Jan 2013	Nov 2015	3-month Euribor +0.66%	Quarterly
GBP	500	Jan 2013	Dec 2015	5.625%	Annually
GBP	850	Jan 2013	June 2019	6.375%	Annually
GBP	400	Jan 2013	May 2023	5.875%	Annually
USD	186	Jan 2013	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2013	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2013	July 2036	7.20%	Semiannually
Euro	250	Jan 2013	July 2013	3-month Euribor +0.63%	Quarterly
USD	1,000	Jan 2013	June 2018	6.999%	Semiannually
USD	1,000	Jan 2013	June 2038	7.721%	Semiannually
Euro	400	Jan 2013	June 2016	3-month Euribor +0.79%	Quarterly
Euro	1,500	Jan 2013	Aug 2014	1-month Euribor +0.1575%	Monthly
Euro	350	Jan 2013	Mar 2014	6-month EIB +0.29%	Semiannually
Euro	400	Jan 2013	Sept 2013	3-month EIB +0.15%	Quarterly
Euro	100	Jan 2013	Dec 2013	6-month Euribor -0.023%	Semiannually
GBP	750	Jan 2013	Dec 2017	3.72755%	Annually
USD	1,000	Jan 2013	June 2014	6.175%	Semiannually
USD	1,000	Jan 2013	June 2019	7.175%	Semiannually
USD	1,000	Jan 2013	Sept 2034	6%	Semiannually

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

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2012 is equal to 0.1 million euros.

NOTE 18—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded on the relative markets (please refer to the Note “Financial Liabilities—non-current and current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed as the present value of future cash flows using market interest rates at December 31, 2012.

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

The following tables set out, for assets and liabilities at December 31, 2012 and 2011 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses.

Key for IAS 39 categories
Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability at December 31, 2012

	IAS 39 categories	Note		Carrying amounts in financial statements at 12/31/2012	Amounts recognized in the financial statements according to IAS 39
					Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17
					(millions of euros)
Assets
Non-current financial assets
Other investments	AfS	8		39	—	26	13	—	—
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9		40	40	—	—	—	—
of which securities	AfS	9		22	—	—	22	—	—
of which hedging derivatives	HD	9		2,291	—	—	1,819	472	—
of which non- hedging derivatives	FAHfT	9		33	—	—	—	33	—
of which receivables for lease contracts	n.a.	9		110	—	—	—	—	110
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	10		337	330	7	—	—	—

		(A	)	2,872	370	33	1,854	505	110

Current financial assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	13		5,687	5,687	—	—	—	—
Securities
of which available-for-sale	AfS	9		754	—	—	754	—	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	9		116	116	—	—	—	—
of which hedging derivatives	HD	9		246	—	—	185	61	—
of which non-hedging derivatives	FAHfT	9		39	—	—	—	39	—
of which receivables for lease contracts	n.a.	9		101	—	—	—	—	101
Cash and cash equivalents	LaR	9		7,436	7,436	—	—	—	—

		(B	)	14,379	13,239	—	939	100	101

Total		(A+B	)	17,251	13,609	33	2,793	605	211

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15		30,361	30,361	—	—	—	—
of which hedging derivatives	HD	15		2,558	—	—	2,386	172	—
of which non-hedging derivatives	FLHfT	15		13	—	—	—	13	—
of which finance lease liabilities	n.a.	15		1,159	—	—	—	—	1,159

		(C	)	34,091	30,361	—	2,386	185	1,159

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15		5,564	5,564	—	—	—	—
of which hedging derivatives	HD	15		350	—	—	327	23	—
of which non-hedging derivatives	FLHfT	15		17	—	—	—	17	—
of which finance lease liabilities	n.a.	15		219	—	—	—	—	219
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	22		7,268	7,268	—	—	—	—

		(D	)	13,418	12,832	—	327	40	219

Total		(C+D	)	47,509	43,193	—	2,713	225	1,378

(*)	Part of assets or liabilities falling under application of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability at December 31, 2012

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements at 12/31/2012	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2012
	(millions of euros)
Assets
Loans and receivables	LaR	13,616	13,609	7	—	—	—	13,616
Available-for-sale financial assets	AfS	815	—	26	789	—	—	815
Financial assets at fair value through profit or loss held for trading	FAHfT	72	—	—	—	72	—	72
Of which non-hedging derivatives	FAHfT	72	—	—	—	72	—	72
Hedging derivatives	HD	2,537	—	—	2,004	533	—	2,537
Assets measured according to IAS 17	n.a.	211	—	—	—	—	211	211

Total		17,251	13,609	33	2,793	605	211	17,251

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	43,193	43,193	—	—	—	—	44,741
Financial liabilities at fair value through profit or loss held for trading	FLHfT	30	—	—	—	30	—	30
Of which non-hedging derivatives	FLHfT	30	—	—	—	30	—	30
Hedging derivatives	HD	2,908	—	—	2,713	195	—	2,908
Liabilities measured according to IAS 17	n.a.	1,378	—	—	—	—	1,378	1,793

Total		47,509	43,193	—	2,713	225	1,378	49,472

(*)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value hierarchy level for each class of financial asset/liability at December 31, 2012

					Hierarchy levels
		IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2012	Level 1(*)	Level 2(*)	Level 3(*)
		(millions of euros)
Assets
Non-current financial assets
Other investments		AfS	8	39	3	10	—
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9	22	22	—	—
of which hedging derivatives		HD	9	2,291	—	2,291	—
of which non-hedging derivatives		FAHfT	9	33	—	33	—

	(A)			2,385	25	2,334	—

Current financial assets
Securities
of which available-for-sale		AfS	9	754	754	—	—
of which held for trading		FAHfT	9	—	—	—	—
Financial receivables and other current financial assets
of which hedging derivatives		HD	9	246	—	246	—
of which non-hedging derivatives		FAHfT	9	39	—	39	—

	(B)			1,039	754	285	—

Total	(A+B)			3,424	779	2,619	—

Liabilities
Non-current liabilities
of which hedging derivatives		HD	15	2,558	—	2,558	—
of which non- hedging derivatives		FLHfT	15	13	—	13	—

	(C)			2,571	—	2,571	—

Current liabilities
of which hedging derivatives		HD	15	350	—	350	—
of which non-hedging derivatives		FLHfT	15	17	—	17	—

	(D)			367	—	367	—

Total	(C+D)			2,938	—	2,938	—

(*)	Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability at December 31, 2011

				Amounts recognized in financial statements according to IAS 39
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2011	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17
	(millions of euros)
Assets
Non-current financial assets
Other investments	AfS	8	38	—	26	12	—	—
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9	56	56	—	—	—	—
of which securities	AfS	9	12	—	—	12	—	—
of which hedging derivatives	HD	9	2,701	—	—	2,181	520	—
of which non- hedging derivatives	FAHfT	9	27	—	—	—	27	—
of which receivables for lease contracts	n.a.	9	153	—	—	—	—	153
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	10	349	339	10	—	—	—

		(A)	3,336	395	36	2,205	547	153

Current financial assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	13	6,632	6,632	—	—	—	—
Securities
of which available-for-sale	AfS	9	1,006	—	—	1,006	—	—
of which held for trading	FAHfT	9	1	—	—	—	1	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	9	79	79	—	—	—	—
of which hedging derivatives	HD	9	244	—	—	153	91	—
of which non-hedging derivatives	FAHfT	9	24	—	—	—	24	—
of which receivables for lease contracts	n.a.	9	115	—	—	—	—	115
Cash and cash equivalents	LaR	9	6,714	6,714	—	—	—	—

		(B)	14,815	13,425	—	1,159	116	115

Total		(A+B)	18,151	13,820	36	3,364	663	268

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15	32,003	32,003	—	—	—	—
of which hedging derivatives	HD	15	2,513	—	—	2,332	181	—
of which non-hedging derivatives	FLHfT	15	40	—	—	—	40	—
of which finance lease liabilities	n.a.	15	1,304	—	—	—	—	1,304

		(C)	35,860	32,003	—	2,332	221	1,304

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	15	5,614	5,614	—	—	—	—
of which hedging derivatives	HD	15	196	—	—	166	30	—
of which non-hedging derivatives	FLHfT	15	36	—	—	—	36	—
of which finance lease liabilities	n.a.	15	245	—	—	—	—	245
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	22	7,388	7,388	—	—	—	—

		(D)	13,479	13,002	—	166	66	245

Total		(C+D)	49,339	45,005	—	2,498	287	1,549

(*)	Part of assets or liabilities falling under application of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability at December 31, 2011

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements at 12/31/2011	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2011
	(millions of euros)
Assets
Loans and receivables	LaR	13,830	13,820	10	—	—	—	13,830
Available-for-sale financial assets	AfS	1,056	—	26	1,030	—	—	1,056
Financial assets at fair value through profit or loss held for trading	FAHfT	52	—	—	—	52	—	52
Of which non-hedging derivatives	FAHfT	51	—	—	—	51	—	51
Hedging derivatives	HD	2,945	—	—	2,334	611	—	2,945
Assets measured according to IAS 17	n.a.	268	—	—	—	—	268	268

Total		18,151	13,820	36	3,364	663	268	18,151

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	45,005	45,005	—	—	—	—	42,576
Financial liabilities at fair value through profit or loss held for trading	FLHfT	76	—	—	—	76	—	76
Of which non-hedging derivatives	FLHfT	76	—	—	—	76	—	76
Hedging derivatives	HD	2,709	—	—	2,498	211	—	2,709
Liabilities measured according to IAS 17	n.a.	1,549	—	—	—	—	1,549	1,600

Total		49,339	45,005	—	2,498	287	1,549	46,961

(*)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value hierarchy level for each class of financial asset/liability at December 31, 2011

					Hierarchy levels
		IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2011	Level 1(*)	Level 2(*)	Level 3(*)
		(millions of euros)
Assets
Non-current financial assets
Other investments		AfS	8	38	2	10	—
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9	12	12	—	—
of which hedging derivatives		HD	9	2,701	—	2,701	—
of which non-hedging derivatives		FAHfT	9	27	—	27	—

	(A)			2,778	14	2,738	—

Current financial assets
Securities
of which available-for-sale		AfS	9	1,006	1,006	—	—
of which held for trading		FAHfT	9	1	—	1	—
Financial receivables and other current financial assets
of which hedging derivatives		HD	9	244	—	244	—
of which non-hedging derivatives		FAHfT	9	24	—	24	—

	(B)			1,275	1,006	269	—

Total	(A+B)			4,053	1,020	3,007	—

Liabilities
Non-current financial liabilities
of which hedging derivatives		HD	15	2,513	—	2,513	—
of which non- hedging derivatives		FLHfT	15	40	—	40	—

	(C)			2,553	—	2,553	—

Current financial liabilities
of which hedging derivatives		HD	15	196	—	196	—
of which non-hedging derivatives		FLHfT	15	36	—	36	—

	(D)			232	—	232	—

Total	(C+D)			2,785	—	2,785	—

(*)	Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Gains and losses by IAS 39 category—Year 2012

	IAS 39 categories	Net gains/(losses), 2012 (1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(446)	216
Available-for-sale financial assets	AfS	29	—
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/FLHfT	6	—
Financial liabilities at amortized cost	FLAC	(1,833)	(1,792)

Total		(2,244)	(1,576)

(1)

Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category—Year 2011

	IAS 39 categories	Net gains/(losses), 2011(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(461)	195
Available-for-sale financial assets	AfS	45	—
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/FLHfT	52	—
Financial liabilities at amortized cost	FLAC	(1,847)	(1,813)

Total		(2,211)	(1,618)

1)

Of which, 3 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

NOTE 19—EMPLOYEE BENEFITS

Employee benefits decreased 123 million euros compared to December 31, 2011 and are composed of the following:

			As of December 31, 2010	Increases/ present value	Decrease	Exchange differences and other changes	As of December 31, 2011
			(millions of euros)
Provision for employee severance indemnities	(A	)	986	(75)	(82)	—	829

Provision for pension plans			59	(3)	(1)	(34)	21
Provision for termination benefit incentives			275	19	(105)	—	189

Total other provisions for employee benefits	(B	)	334	16	(106)	(34)	210

Total	(A+B	)	1,320	(59)	(188)	(34)	1,039

Of which:
Non-current portion			1,129				850

Current portion*			191				189

(*)	The current portion refers only to Other provisions for employee benefits.

			As of December 31, 2011	Increases/ present value	Decrease	Exchange differences and other changes	As of December 31, 2012
			(millions of euros)
Provision for employee severance indemnities	(A	)	829	99	(92)	(1)	835

Provision for pension plans			21	2	(1)	1	23
Provision for termination benefit incentives			189	18	(147)	(2)	58

Total other provisions for employee benefits	(B	)	210	20	(148)	(1)	81

Total	(A+B	)	1,039	119	(240)	(2)	916

Of which:
Non-current portion			850				872

Current portion*			189				44

(*)	The current portion refers only to Other provisions for employee benefits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Provision for employee severance indemnities only refers to Italian companies and increased overall by 6 million euros. The reduction of 92 million euros under “decreases” refers to indemnities paid to employees who terminated employment or for advances. The increase of 99 million euros in the column “Increases/present value” includes the following:

	Year ended December 31,
	2012	2011	2010
	(millions of euros)
Current service cost (*)	—	—	—
Finance expenses	43	42	44
Net actuarial losses (gains) for the year	56	(117)	(4)

Total (income) expense	99	(75)	40

Effective return on plan assets	n/a	n/a	n/a

(*)

Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees, equal to 0.4 million euros in 2012 (basically unchanged compared to 2011).

The net actuarial losses recognized at December 31, 2012 (56 million euros) are essentially related to the changes in the economic parameters (discount and inflation rate), while the net actuarial gains posted in 2011 (117 million euros) were affected by the changes in the economic parameters, as well as the introduction of the new law on pensions (Law no. 214 of December 22, 2011) which extended the estimated period of service of the employees.

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

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19 (2011), this provision has been recognized as a “Defined benefit plan”.

Under IAS 19 (2011), employee severance indemnities have been recalculated with actuarial techniques using the Projected Unit Credit Method as follows:

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

•

the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro rate”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following assumptions have been made in 2012 and in 2011:

Financial assumptions	Executives	Non executives
Inflation rate	2.0% per annum	2.0% per annum
Discount rate (1)	4.5% per annum	4.5% per annum
Employee severance indemnities annual increase rate (2)	3.0% per annum	3.0% per annum
Increase in compensation
• equal to or less than 40 years of age	1.0% per annum	1.0% per annum
• over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum

• over 55 years of age	0.0% per annum	0.0% per annum

(1)	In 2011, the discount rate was 5.1% per annum both for executives and non executives.

(2)	Refers only to 2012.

Demographic assumptions	Executives	Non executives
Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”

Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex

Probability of resignation (in relation to the company):
• up to 40 years of age	From 3.0% to 5.0% per annum	From 1.5% to 4.0% per annum
• over 40 up to 50 years of age	From 1.5% to 4.0% per annum	From 0.5% to 2.5% per annum
• over 50 years of age	none	none

Probability of retirement:	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011

Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% per annum	3.0% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2012 of 835 million euros (829 million euros at the end of 2011).

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provision for termination benefit incentives decreased in total by 131 million euros. More specifically, the use during the year of the provision for mobility under Law 223/91 and the release of that provision to the income statement by the Parent, Telecom Italia, and by Telecom Italia Sparkle, TI Information Technology, Olivetti and Olivetti I-Jet, were offset by provisions made by the Argentina Business Unit for corporate restructuring expenses and charges resulting from agreements with trade unions entered into by Olivetti I-Jet (June 19, 2012 and June 25, 2012) and its subsidiary Olivetti Engineering S.A. (July 13, 2012), to manage redundancies in the company placed in liquidation.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 20—PROVISIONS

Provisions increased 71 million euros compared to December 31, 2011 and are composed of the following:

	As of December 31, 2011	Increase	Used through income statement	Uses directly	Exchange differences and other changes	As of December 31, 2012
	(millions of euros)
Provision for taxation and tax risks	149	12	(4)	(13)	(2)	142
Provision for restoration costs	455	28	—	(6)	(14)	463
Provision for legal disputes	339	184	(1)	(114)	(41)	367
Provision for commercial risks	63	76	(2)	(6)	(1)	130
Provision for risks and charges on investments and corporate-related transactions	116	3	(6)	(26)	1	88
Other provisions	128	6	(6)	(4)	7	131

Total	1,250	309	(19)	(169)	(50)	1,321

Of which:
Non-current portion	831					863
Current portion	419					458

Provision for taxation and tax risks decreased 7 million euros as the net result from provision charges and utilizations, mainly attributable to the Brazil Business Unit (-2 million euros), the Argentina Business Unit (-2 million euros) and Olivetti Multiservices (-3 million euros).

Provision for restoration costs refers to the provision for the estimated cost to dismantle tangible assets and restore the sites used by Telecom Italia S.p.A., the companies of the Brazil Business Unit and the companies of the Argentina Business Unit. The provision increased 8 million euros compared to the previous year, inclusive of new provision charges and utilizations made by Telecom Italia S.p.A. and the Brazil Business Unit, as well as the effect of the foreign exchange differences.

Provision for legal disputes includes the provision for litigation with employees, social security entities and third parties and shows an increase of 28 million euros compared to December 31, 2011.

The provision for commercial risks increased 67 million euros from the prior year as a result of provisions made primarily by Telecom Italia S.p.A. to cover existing risks.

Provision for risks and charges on investments and corporate-related transactions shows a reduction of 28 million euros following the utilizations by the companies Telecom Italia S.p.A. and Telecom Italia Deutschland Holding GmbH.

Other provisions are substantially unchanged from December 31, 2011 and comprise the provision made in prior years for the Telecom Italia Sparkle case in the amount of 86 million euros, the provision for the liberalization of frequencies, and the provisions made for regulatory proceedings.

NOTE 21—MISCELLANEOUS PAYABLES AND OTHER NON—CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities decreased 103 million euros compared to December 31, 2011 and are composed of the following:

	As of December 31,
	2012	2011
	(millions of euros)
Payables to social security agencies	36	46
Capital grants	29	36
Deferred income	771	858
Income tax payables*	59	63
Other payables and liabilities	158	153

Total	1,053	1,156

(*)	Analyzed in the Note “Income taxes”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

	As of December 31,
	2012	2011
	(millions of euros)
Non-current payables:
Due from 2 to 5 years after the end of the reporting period	20	28
Due beyond 5 years after the end of the reporting period	16	18

	36	46
Current payables	12	23

Total	48	69

Deferred income includes 394 million euros (462 million euros at December 31, 2011) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone service and 268 million euros (301 million euros at December 31, 2011) for the deferral of revenues from the sale of transmission capacity, referring to future years.

NOTE 22—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased 442 million euros compared to December 31, 2011 and are composed of the following:

			As of December 31,
			2012		2011
				Of which Financial Instruments IAS 39		Of which Financial Instruments IAS 39
			(millions of euros)
Payables on construction work	(A)		35		31

Trade payables:
Payables to suppliers			5,481	5,481	4,929	4,929
Payables to other telecommunication operators			638	638	1,335	1,335

	(B)		6,119	6,119	6,264	6,264

Tax payables	(C)		641		773

Miscellaneous payables and other current liabilities:
Payables for employee compensation			625	625	520	520
Payables to social security agencies			212		230
Trade and miscellaneous deferred income			853		909
Advances received			20		19
Customer-related items			1,003	274	1,081	316
Payables for “TLC operating fee”			35		70
Dividends approved, but not yet paid to shareholders			60	60	60	60
Other current liabilities			437	190	419	228
Employee benefits (except for Employee severance indemnities) for the current portion expected to be settled within 1 year			44		189
Provisions for risks and charges for the current portion expected to be settled within 1 year			458		419

	(D)		3,747	1,149	3,916	1,124

Total	(A+B+C+D	)	10,542	7,268	10,984	7,388

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables (due within 12 months) amounting to 6,119 million euros (6,264 million euros at December 31, 2011) mainly refer to Telecom Italia S.p.A. (3,114 million euros), the companies in the Brazil Business Unit (1,718 million euros) and the Argentina Business Unit (591 million euros). The reduction of 145 million euros compared to December 31, 2011 is partly due to the settlement of disputes with another operator, leading, inter alia, to a reduction in trade payables of 432 million euros.

Tax payables refer in particular to the VAT payable of Telecom Italia S.p.A. (104 million euros), the government concession tax of Telecom Italia S.p.A. (66 million euros), other tax payables of the Brazil Business Unit (242  million euros) and the Argentina Business Unit (87 million euros).

NOTE 23—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at December 31, 2012 are described below.

The Telecom Italia Group has posted liabilities totaling 285 million euros for those disputes described below where the risk of loss has been considered probable.

A) Significant disputes and pending legal actions

Telecom Italia Sparkle—Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The trial of a number of the defendants currently subject to precautionary measures (including the former chief executive officer and two former employees of Telecom Italia Sparkle) continues. The prosecutor has accused the Telecom Italia defendants of cross-border criminal conspiracy and tax evasion. The charge of cross-border criminal conspiracy is a possible offence that may entail administrative liability for a corporation, pursuant to Legislative Decree no. 231/2001.

In relation to this trial, Telecom Italia Sparkle filed an application to bring a civil action against all the defendants. The Court ruled this application inadmissible in its hearing on December 18, 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to Legislative Decree no. 231/2001.

Given the complexity of the proceeding, and since it is not yet possible to have full knowledge of all the documentation related to the proceedings, the Company cannot yet determine its final outcome. However, while an unfavorable outcome cannot be ruled out in principle, Telecom Italia Sparkle will pursue its defense with the utmost vigor to prove its innocence in the matters at issue. Regarding the effects of a conviction under Legislative Decree no. 231/2001, in addition to the administrative fines (the amount of which would be low) and injunctive measures, the proceeds of the crime would be seized. According to the case made by the Prosecutor, and without considering the effect of the Company’s defense arguments, such illegal profits would be 72 million euros. As this sum was guaranteed by bond and recorded as a provision in the 2009 consolidated financial statements, and based on the information available, the Company does not believe it is exposed to material loss in excess of the 72 million euros provision previously recognized in the consolidated financial statements and/or already seized; 10 million euros are currently still under seizure for guarantees related to the proceedings.

There remains some residual tax risk. As far as indirect taxes are concerned, in July 2010 Telecom Italia Sparkle paid the fines—equal to 25% of the sum imposed—the whole of the VAT considered to be non-deductible, plus applicable interest, for an aggregate of 418 million euros. As far as direct tax is concerned, a possible claim of liability relating to the applicability in the instant case of the rules regarding the non-deductibility of the costs associated with the criminal activity and/or costs for phantom transactions remain pending. Based on the uncertainty about the interpretation of these rules officially expressed by the tax authorities as well as the fact that the Italian Parliament was considering the advisability of amending these rules (as subsequently implemented by enacting Law n. 44 of 2012) which seemed not to be in line with the Constitutional Principles (with regard to this the Constitutional Court issued an interlocutory judgment), the company considered the related risk to be only a possibility and did not make any provision in its 2010 and 2011 accounts.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In December 2012 the Italian Revenue Agency (Agenzia delle Entrate) issued three formal notifications to Telecom Italia Sparkle of fines relating to the years 2005, 2006 and 2007. The fines were based on the assumption that the telephone traffic in the “carousel fraud” did not exist. “Carousel fraud” relates to the practice of importing goods and services from a country where they are not subject to VAT, selling them with VAT added, and subsequently deliberately not paying the VAT to the government.

The amount of these fines – 25% of the “crime related costs” considered not deductible by the Revenue Agency—in aggregate equaled 280 million euros. Although settlement discussions had begun, after an in-depth investigation and assessment based on the opinions of tax experts, the Company decided not to settle, and filed defensive arguments with the Italian Revenue Agency. In light of the investigations carried out the Company believes that the risk of additional taxes becoming payable is only possible, and therefore no provision has been made in its 2012 accounts.

National tax disputes

As set out in the 2010 Annual Report:

•

in October 2010, the Milan Revenue Agency (Agenzia delle Entrate) issued a formal notice of assessment to the subsidiary Olivetti Multiservices S.p.A. (OMS), which contested the invalid deduction of VAT in the tax years 2005 and 2006 totalling approximately 198 million euros, after recalculation of the so-called “pro-rata of non-deductibility”;

•

in December 2010, the Milan Revenue Agency served Telecom Italia and OMS, as jointly obliged parties, two assessment notices relating to property transfers made in December 2005 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, requesting payment of approximately 61 million euros including interest and fines; and

•

in March 2011, the Milan Revenue Agency served Telecom Italia S.p.A and OMS with assessment notices relating to property transfers made in March 2006 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, requesting payment of approximately 10 million euros in tax and interest.

With respect to the assessment notices for stamp duty and mortgage tax, since these notices were final, the companies have filed an appeal to the Milan Provincial Tax Commission, applying for the cancellation of the notices as well as for the suspension of the collection proceedings currently underway. The companies have also filed an application for an internal review and suspension of the claims with the competent offices of the Milan Revenue Agency.

In February 2012, the Milan Revenue Agency filed a brief with the Milan Tax Commission in which it notified its full cancellation of all the assessment notices, declaring the consequent termination of matters in dispute.

With respect to the VAT claims disclosed above, in November 2012 Telecom Italia reached a pre-trial agreement with the Milan Revenue Agency in which it undertook to pay a total sum of approximately 43 million euros in interest. As a result of this settlement, the remaining disputes are now closed.

International tax and regulatory disputes

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

The notice of tax assessment contains a number of matters, the most significant of which are:

•	the disallowance of the fiscal effects of the merger between Tim Nordeste Telecomunicações S.A. and Maxitel S.A.; and

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the disallowance of the deduction of amortization of goodwill related to the acquisition of Tele Nordeste Celular Participações S.A. (“TNC”).

The adjustments raised in the notice of tax assessment have been challenged by Tim Celular, at the administrative level, with the filing of an initial defense document on April 20, 2011. On April 20, 2012, Tim Celular was notified of the first level decision which maintains the assessments; Tim Celular filed an appeal against this decision on May 21, 2012 which appeal is pending.

The management of Tim Celular and Tim Participações, as supported by legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

With regard to Tim Participações’ Brazilian subsidiaries, other tax disputes cases are ongoing, including claims for significant amounts. The most relevant cases are related to the tax deductibility of goodwill amortization, several matters of indirect taxation (mainly related to ICMS—a kind of Brazilian VAT—and the composition of its basis of calculation and the possibility to account tax credits) and regulatory contributions to the Brazilian Regulatory Agency for Telecommunications (Agência Nacional de Telecomunicações) (“ANATEL”) and two Brazilian Ministry of Communications public funds, Fundo de Universalização dos Serviços de Telecomunicações (“FUST”) and Fundo Para o Desenvolvimento Tecnológico das Telecomunicações (“FUNTTEL”). Based on legal opinions issued to the aforementioned companies, management believes the risk of loss is not probable for the aforementioned companies.

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

On December 16, 2011 Telecom Italia, the injured party in the aforesaid criminal proceedings, filed a complaint against persons unknown with the Public Prosecutor’s Office of Monza.

Following a tax investigation of the above matter, the Monza Tax Police (Guardia di Finanza) served a notice of assessment on the Company in December 2012 with findings pertaining to direct taxation and VAT for the years 2007, 2008 and 2009. In particular, the findings related to the existence of phantom transactions between Telecom Italia and a supplier as well as between Telecom Italia and a leasing company, resulting in associated costs being partially non-deductible for income tax purposes and the respective transactions being inadmissible for VAT purposes. The Company reached an agreement with the Revenue Agency (Agenzia delle Entrate) of Milan pursuant to which it accepted the findings under dispute; the total amount due is approximately 4 million euros.

Taking account of the potential risks related to other transactions still under investigation, together with the matters that have been agreed, the total provision set aside in the 2012 financial statements is 11 million euros.

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called Telecom Italia Security Affair

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, paragraphs 2 and 4 of Legislative Decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of former Company employees and consultants charged with a series of crimes, including—among others—the offense, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives. In May 2010, the Judge concluded that the 400,000 euros fine that the Company had agreed to pay was adequate: after this judgment, Telecom Italia was no longer a defendant in the criminal trial. At the same time, the Judge approved the motion for settlement of the proceedings (plea bargaining) presented by many other defendants, including ex-employees of the Group.

In a preliminary hearing before Section One of the Milan Court of Assizes held in 2011, Telecom Italia acted in the dual role of suing civil party and civilly liable party. On the one hand Telecom Italia was admitted as a civil party permitted to establish claims against all the defendants, and on the other hand the Company was also cited as the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

party with civil liability for the actions of the defendants in relation to 32 civil parties. The companies Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now merged into Telecom Italia) also participated in the hearing as civil parties, having filed appearances since the preliminary hearing and brought charges against the defendants for hacking.

After lengthy evidential hearings—which lasted more than a year – 22 civil parties filed claims for compensation, against Telecom Italia as civilly liable party, for over 60 million euros (over 42 million euros of which was requested by a single civil party). The Company itself, as civil party, also through its claims against the defendants, requested that they be found liable for all the damages suffered as a result of the facts of the case.

On February 13, 2013 the Milan Court of Assizes issued its judgment, sentencing certain of the defendants to terms of imprisonment ranging from 7 years and 6 months to a suspended sentence of one year’s imprisonment.

The Court also recognized that there had been non-monetary damage to some of the civil parties as a consequence of the alleged activities, and sentenced the defendants, jointly and severally with civilly liable party Telecom Italia, to compensate said civil parties in an amount totaling 270,000 euros (of which 170,000 euros are to be paid jointly and severally by Pirelli & C. S.p.A.).

At the same time, the Court ordered certain of the defendants to pay compensation for monetary and non-monetary damage suffered by Telecom Italia, making a provisional award to Telecom Italia of 10 million euros. The Court also recognized the existence of non-monetary damages to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, ordering the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each of the companies.

— • —

In many proceedings described in the paragraph below, in addition to the amount that has been accrued, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Telecom Italia Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage of their development or where claimants seek substantial or indeterminate damages.

Therefore as permitted by par. 91 of IAS 37 we have not disclosed an estimate of the financial effect, and the other information required by IAS 37 par. 86 (b) because it was not practicable to do so.

In each of the material legal proceedings and investigations, review and proceedings described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings investigations and reviews, and any related developments, may have on the Telecom Italia Group. Moreover, in the case in which the disclosure of information with respect to a particular dispute or proceeding could seriously prejudice the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A426

With reference to the investigation for abuse of the dominant position started by the Italian Antitrust Authority (AGCM) in May 2010, following a complaint filed by Fastweb (alleging that Telecom Italia acted so as to exclude its competitors in the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity), on June 19, 2012, the AGCM approved the undertakings proposed by Telecom and closed the investigation without any finding of abuse.

In October 2012 the Company informed AGCM that the undertakings had been implemented in compliance with the above-mentioned approval decision; AGCM acknowledged this in December 2012.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Antitrust Case A428

On June 23, 2010, prompted by complaints filed by Wind and Fastweb, AGCM started an investigation into two alleged abuses of dominant position by Telecom Italia. According to Wind, Telecom Italia allegedly hindered or delayed the activation of access services, by means of unjustified and spurious refusals. Moreover, according to both complainants, Telecom Italia allegedly offered its access services to final customers at economic and technical conditions that could allegedly not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where unbundled access services to the local network are available, and hence where other operators can compete more fiercely with the Company.

In any case, with reference to one of the offers complained of (relating to an invitation to tender issued by the Florence municipal authority), on February 1, 2011, AGCom closed its investigation after verifying that the economic terms of Telecom Italia’s offer with regard to traffic services could be matched by its competitors.

While reiterating that it had always acted in full compliance with the applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all of the concerns advanced in the AGCM decision to open the investigation. AGCM initially published the proposal (in August 2011), inviting comments from interested parties, and then rejected it by decision served in March 2012. The Company appealed the rejection decision before the Administrative Court (TAR) for Lazio.

In December 2012 AGCM announced the preliminary findings of its investigation, according to which Telecom Italia was responsible for two distinct abusive behaviours: (i) a constructive refusal to supply, in having opposed an unjustifiably high number of refusals (so-called KOs) to requests for the activation of wholesale services by OLOs in the three year period 2009-2011 and (ii) the margins squeeze through the application of economic conditions in the areas open to unbundling that could not be replicated by an equally efficient competitor, from 2008 to July 2011. At the end of January 2013, the Company filed its defence, asking that the investigation be closed. The investigation is scheduled to end on April 30, 2013. On February 6, 2013 Telecom Italia appeared before the Board of AGCM at the final hearing.

Antitrust Case I757

On September 12, 2012, AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the new operator BIP Mobile S.r.l.

BIP Mobile S.r.l., which intends to present itself as the first “lowcost” virtual operator, does not have its own sales network, since it accesses the market using the multibrand distribution channel. According to the complaint it submitted to AGCM, the company has been faced with cancellations by retailers that distribute mobile telephony products of various operators, allegedly induced by pressures that were supposedly “the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind”.

The investigation is scheduled to be completed by September 30, 2013. Since the procedure is still at an early stage, an assessment of its outcome would be premature.

Dispute relative to “Adjustments on license fees” for the years 1994-1998

Relating to the disputes filed by Telecom Italia and Tim (now merged with Telecom Italia) relating to the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the Ministry for payment of the sum of approximately 11 million euros for the balance of the charges for the 1994 financial year, 9 million euros of which related to revenues not received due to bad debts. Telecom Italia will appeal this TAR decision to the Council of State (Consiglio di Stato).

Fastweb

In January 2011 Fastweb appointed an arbitrator in relation to its request for 146 million euros in damages, allegedly suffered after the breach by Telecom Italia of the contract for the supply of the “unbundling of the local

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Telecom Italia filed an appearance, fully contesting the claims of the other party.

In a judgment on November 2, 2011, the Court of Appeals declared that it was not competent in this matter and referred the case to the Civil Court. The terms for the resumption of the Vodafone case before the Milan Court passed without being satisfied, resulting in the termination of the respective proceedings.

H3G

As part of a broader agreement with H3G, in June 2012 the following civil disputes were settled by mediation—without additional costs other than those for which provision had already been made:

•

a case brought by H3G for compensation for damages of 122 million euros alleging presumed discriminatory behaviour and unfair competition by Telecom Italia against H3G in relation to fixed-mobile termination tariffs in the period 2008/2010. Telecom Italia had filed an appearance contesting the claims and submitting, alternatively, a counterclaim for 465 million euros;

•

a case brought by Telecom Italia for compensation of 230 million euros for damages related to the termination charges applied to it by H3G that were higher than those applied to other operators in the period between September 2005 and February 2008;

•

a case brought by H3G for compensation for presumed damages arising from the alleged discriminatory behavior by Telecom Italia in the market for calls from its mobile network to H3G network customers. In particular, according to the complainant, Telecom Italia was accused of applying to its own sales divisions fees lower than those applied to H3G from April 2008. The damages claimed were quantified as approximately 120 million euros. Telecom Italia had filed a reply contesting the claims and submitting a counterclaim for 260 million euros;

•	a challenge by Telecom Italia before the Rome Appeal Court against the arbitration awards on the subject of mobile-mobile termination tariffs for the period between September 2005 and December 2007;

•

a case started by H3G claiming compensation for alleged damages arising from the alleged violation of the mobile customer portability procedures. The damages claimed were quantified as approximately 60 million euros. Telecom Italia had filed a reply contesting the claims and submitting a counterclaim for 20 million euros; and

•

an injunction sought by Telecom Italia to recover approximately 21 million euros for additional costs paid to H3G for the period from July 2010 to February 2011, after the repricing of the termination tariffs on the H3G mobile network (resolution 667/08/Cons).

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

These proceedings follow a precautionary procedure at the end of which the Rome Court excluded both any liability of Telecom Italia for the information it carries, and the obligation to suspend the internet access service of which Telecom Italia is merely supplier. The Court ordered the Company only to supply all the information in its possession on the alleged unlawful activity and other information that identifies the subjects involved.

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

The case follows a precautionary procedure in which Milan Court of Appeals prohibited certain behaviours and issued an injunction ordering Telecom Italia to cease the alleged abuses in the Company’s business relations with Eutelia and Voiceplus, relating to the Non Geographic Numbers for which Telecom Italia managed the revenues from the end customers on behalf of such OLOs and according to regulatory requirements. Telecom Italia filed a reply, asking that the request for damages be rejected in its entirety.

Teleunit

On October 29, 2009 Teleunit filed a complaint before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so called Non Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users). Plaintiff sought damages of approximately 362 million euros for the losses incurred. Telecom Italia has filed a formal reply to dispute plaintiff’s claims.

Irregular sale of handsets to companies in San Marino—Investigation by the Public Prosecutor’s Office of Forlì

In June 2012, the Company was notified of a search warrant issued by the Public Prosecutor’s Office of Forlì, as part of a proceeding in which one employee, subsequently suspended, and three former employees of the Company were the subject. The alleged charges were criminal conspiracy associated with “false declaration through the use of invoices or other documents for non-existent transactions” and of “issuing invoices or other documents for non-existent transactions”, in reference to an alleged system of “carousel fraud” carried out during 2007-2009 by employees of Italian and San Marino companies. In particular, the criminal fraud claims relate to the sale of mobile telephony handsets and accessories, allegedly in place among various companies operating in Italy and San Marino.

The allegations were subject to investigation as part of the Greenfield Project, the results of which were subsequently made available to the investigating Judicial Authority of Bologna which, initially, had been in charge of the investigations. In this regard, as a result of the Greenfield Project findings, the Company autonomously and voluntarily regularized certain invoices issued to San Marino companies for which the tax obligations had not been fully discharged. The documentation relating to this voluntary regularization was also sent to the Public Prosecutor’s Office of Bologna which, in 2011, ordered the case to be dismissed. Telecom Italia has also provided the Public Prosecutor’s Office of Forlì with all the material provided to the Public Prosecutor’s Office of Bologna.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The investigation continues and, to date, the Company has not received any further notices; a proper assessment of the outcome of the proceedings is therefore premature.

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

Following these rehearings, a judgment of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, while another judgment of the same Court voided one of the disputed contracts. After this judgment, Poste filed a claim for the return of approximately 58 million euros, opposed by Telecom Italia, given that the judgment of the Italian Supreme Court considering amendment of the above judgment was still pending. Telecom Italia opposed and appealed for suspension of execution, arguing that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute the judgment. Accepting this argument, the Rome Court suspended execution, as requested.

After this judgment of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter at issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgment was resubmitted to another section of the Rome Appeal Court.

Gruppo Elitel Telecom S.p.A.

A proceeding was started in Rome by the receivership of Elinet S.p.A. (an alternative telecommunications operator) against its former administrators, auditors and auditing companies as well as against Telecom Italia, in which claims were formulated regarding the alleged performance by Telecom Italia, of management and co-ordination activities of the Elitel Group (a group in which the Company has never had any type of interest), allegedly also implemented through improper trade receivables management in connection with a significant existing loan owed to Telecom Italia by the Elitel Group. The receiverships of Elitel s.r.l. and of Elitel Telecom S.p.A. (at the time the parent company of the Elitel Group) are also party to these proceedings. The monetary claims advanced by the three receiverships amount to a total of 282 million euros. Telecom Italia filed a reply, challenging the claims of the plaintiffs.

Greece—Delan

In 2009, Carothers Ltd., as successor of Delan Cellular Services SA (“Delan”), started legal proceedings, seeking interim injunctive measures and on the merits, against Wind Hellas before the Greek courts. Wind Hellas in turn served Telecom Italia International with an impleader for compulsory intervention, allegedly on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the Greek subsidiary by Telecom Italia. The hearing for the pleading of the cases against Wind Hellas and against Telecom Italia International on the basis of the indemnity provisions was held on June 1, 2011. After a hearing on the merits of both the case commenced by Carothers Ltd. against Wind Hellas and the case commenced by Wind Hellas against Telecom Italia International based on the alleged indemnification obligations contained in the related stock purchase agreement for the sale of Wind Hellas by Telecom Italia, in April 2012, the Judge of First Instance determined that the court lacked jurisdiction over Telecom Italia International (whose contractual indemnification obligation is governed by the law of New York and subject to arbitration), while ordering Wind Hellas to pay damages to Carothers for an overall amount of approximately 85 million euros (including costs and interests accrued). The judgment has been appealed by Wind Hellas, which subsequently released its claims against Telecom Italia International.

Subsequently, Wind Hellas served Telecom Italia International with a request for international arbitration, seeking a declaratory judgment asserting Wind Hellas’ right to be held harmless from any possible negative outcome arising from the ongoing appeal proceedings.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In August 2012, Telecom Italia International filed the answer to the request for arbitration and counterclaim, requesting—among other things—compensation for damages as a result of breach of the arbitral clause contained in the Stock Purchase Agreement executed in 2005 in connection with the notice of joinder to Telecom Italia International as guarantor before the Greek Courts.

Germany—Telefónica arbitration

On February 23, 2012, Telecom Italia and Telecom Italia Deutschland Holding GmbH (“TIDE”) entered into a settlement with Telefónica Germany, aimed at preventing a potential litigation related to compensation claims proposed by Telefónica in connection with the share purchase agreement for the sale of the holding in HanseNet, signed by the Group in 2009, as well as resolving the arbitration started in 2011 by Telefónica against Telecom Italia and TIDE. On the basis of such agreement, a capital amount of approximately 40 million euros formerly deposited in escrow was withdrawn by Telecom Italia, while approximately 4.5 million euros were paid to Telefónica and approximately 16 million euros retained in escrow to cover certain potential future liabilities. On the basis of such arrangements Telefónica withdrew the aforementioned request for arbitration and the arbitration panel ordered the closing of the proceeding.

Brazil—Opportunity Group Arbitration

In May 2012, Telecom Italia and Telecom Italia International were served with an arbitration claim brought by the Opportunity Group, claiming compensation for damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement executed in 2005. Based on claimant’s allegations, such damages related to matters that have become publicly known as a result of the criminal proceedings pending before the Court of Milan regarding, among others, certain conduct of former employees of Telecom Italia’s Security Department. Currently, the request for arbitration does not provide any specific indication relating to the damages claimed or evidence supporting the demand.

In August 2012, Telecom Italia and Telecom Italia International filed their joint answer, counterclaiming for breach of the settlement agreement executed in 2005 in connection with the civil action filed by Daniel Dantas and certain Opportunity Group companies in the aforementioned criminal proceedings before the Court of Milan. The Opportunity Group filed its answer on September 10, 2012 to the counterclaim for compensation for damages.

b) Other information

Mobile telephony—criminal proceedings

With reference to the prepaid SIM cards activated during 2005-2008 and incorrectly associated with a customer identity document, recovery activities were completed on June 30, 2012 through either the regularization or termination of the remaining cards still in existence on that date. At the start of these recovery activities, around 5.5 million SIM cards had not correctly been associated with an identity document.

On March 21, 2012, Telecom Italia was served notice of the conclusion of preliminary enquiries, which set forth that the Company was under investigation within the meaning of Legislative Decree n. 231/2001 by the Public Prosecutor of Milan relating to charges of handling stolen goods (pursuant to art. 648 of the Criminal Code) and of counterfeiting (pursuant to art. 491-bis of the Criminal Code) committed, according to the allegations, by fourteen employees who were at the time members of the then existing so-called “ethnic channel,” a former sales function within Telecom Italia, with the concurrent participation of a number of dealers (a total of 99 persons are being investigated for having activated approximately 109,000 SIM cards), for the purpose of obtaining unearned commissions from Telecom Italia. As the injured party damaged by such conduct, the Company brought two legal actions in 2008 and 2009, respectively, and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defense, together with a technical report by its own specialist, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. On December 19, 2012, the Public Prosecutor’s Office filed a request for 89 natural persons and the Company itself to be remanded for trial; Telecom Italia is awaiting the notice informing it of the date set for the preliminary hearing. As an injured party, the Company will set out the grounds of its defense in the preliminary hearing. The date of the preliminary hearing has yet to be scheduled.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

A criminal proceeding is pending against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers who are charged with “Preventing the public supervisory authorities from performing their functions” with respect to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and the activation of 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation. This proceeding initially included the Company, pursuant to Legislative Decree n. 231/01. The Company, however, agreed a plea bargain and at the same time a motion for the declaration of the statute of limitations for the acts committed up until May 31, 2007, and was admitted to the trial as a civil party against the three natural persons charged.

During the hearing of July 10, 2012 the judge for the Preliminary Hearing declared that the statute of limitations applied to the Company only, for the actions committed up until May 31 2007; approved the plea bargain of Telecom Italia and ordered it to pay a fine of 600 thousand euros, acknowledging that from 2008 the Company had adopted an organizational model suitable to prevent the commission of acts similar to those committed; and set the date for the hearing against the three former managers charged before the third Criminal Section of the Milan Court for October 8, 2012.

During the first preliminary evidential hearing held on December 17, 2012 Telecom Italia filed a further motion to be admitted as a civil party to the trial of the three defendants. The Company then withdrew its application to be admitted to the proceedings against Mr. Riccardo Ruggiero after the approval by the Telecom Italia Shareholders’ Meeting (and the consequent completion) of a settlement agreement with the former Executive Director charged.

During the hearing on February 11, 2013, the Milan Court, taking the opposing view to the Judge at the above-mentioned preliminary evidential hearing, declared that it did not have jurisdiction, and ordered that the case be transferred to the Rome Public Prosecutor’s Office.

Dispute concerning the license fee for 1998

Telecom Italia has initiated civil proceedings against the Prime Minister’s Office (Presidenza del Consiglio dei Ministri) before the Rome Court for damages caused by the Italian State through appeal judgment No. 7506/09 by the Council of State (Consiglio di Stato) that, according to Company, violates the principles of EU law.

The main claim is based on EU case law that recognizes the right to claim liability of the State for violation of rights protected by EU law and breached by a final judgment, in respect of which no other remedy may be applied. The aforementioned final appeal judgment denied Telecom Italia’s right to restitution of the license fee for 1998 (386 million euros for Telecom Italia and 143 million euros for Tim, plus interest). Telecom Italia’s request had already been rejected by the Lazio Regional Administrative Court despite the favorable binding opinion of the European Court (“ECJ”) of Justice on February 23, 2008. The ECJ acknowledged the existence of a conflict between (i) EC Directive 97/13 on general authorizations and individual licenses in the telecommunications services industry, and (ii) the national regulations deferring for 1998 the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The damages claimed are around 529 million euros, plus legal interest and revaluation.

The Italian Attorney General (Avvocatura di Stato) filed a challenge and submitted a counterclaim for the same sum. As regards the main claim (damages for manifest breach of EU law pursuant to law 117/88), the case was preliminarily reviewed by the Rome Court, which declared the inadmissibility of Telecom Italia’s main claim. Upon an appeal by the Company, the Court’s decision was overturned by the Court of Appeals of Rome, which declared Telecom Italia’s claim admissible. As a consequence, the proceedings will continue on both claims made by Telecom Italia.

Teletu

In 2012 Telecom Italia commenced proceedings in the Rome Court against the telecommunication operator Teletu. Telecom Italia is claiming damages of approximately 93 million euros arising from the alleged unlawful refusal by Teletu to have Teletu clients activate accounts with Telecom Italia.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other Liabilities Connected With Sales Of Assets And Investments

Under the contracts for the sale of assets and companies, the Telecom Italia Group has guaranteed compensation generally commensurate to a percentage of purchase price to buyers for liabilities deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling about 1,100 million euros, only for those cases in which an outflow of resources is considered probable, an amount of 85 million euros has been accrued in the provision for risks.

Moreover, the Telecom Italia Group is committed to provide further compensation for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

c) Commitments and guarantees

Guarantees for 18 million euros, net of back-to-back guarantees received, include surety bonds issued by Telecom Italia on behalf of associates (5 million euros) and other third parties for medium/long-term financial transactions.

Guarantees were provided by banks and other financial institutions on behalf of Telecom Italia to Group companies, amounting to 5,213 million euros, to guarantee financing received (2,343 million euros) and performance under outstanding contracts (2,870 million euros).

Among the guarantees provided by banks and other financial institutions on behalf of Telecom Italia are two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics) and 456 million euros (for the request to pay back the total amount owed over a period of 5 years). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

Details of the main guarantees received for EIB financing at December 31, 2012 are as follows:

Issuer	Amount (millions of euros) (1)
BBVA - Banco Bilbao Vizcaya Argentaria	687
Intesa SanPaolo	471
Bank of Tokyo—Mitsubishi UFJ	254
Banco Santander	139
Sumitomo	109
SACE	105
Natixis(2)	92
Barclays Bank	75
Citibank	28

(1)

Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, Telecom Italia Digital Divide.

(2)

With regard to the Telecom Italia Banda Larga project, in November 2012 the 92 million guarantee from CARIGE (which was no longer an eligible counterpart for EIB) was replaced with another guarantee from Natixis.

There are also surety bonds on the 3G service in Brazil for 82 million euros.

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 905 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The loan granted by BBVA Banco Francés to Tierra Argentea S.A. (a wholly-owned Argentine subsidiary of the Telecom Italia Group) is secured by two pledges, respectively, of 15,533,834 Telecom Argentina S.A. shares and 2,351,752 American Depositary Shares (ADS) representing 117,588 Nortel Inversora S.A. Class B preferred shares. The covenants on the loan are described in the Note “Financial liabilities (non-current and current).

NOTE 24—REVENUES

Revenues amounted to 29,503 million euros in 2012, 29,957 million euros in 2011 and 27,571 million euros in 2010, showing a decrease of 454 million euros in 2012 compared to 2011 and an increase of 2,386 million euros in 2011 compared to 2010.

Details are as follows:

	Year ended December 31,
	2012	2011	2010
	(millions of euros)
Equipment sales	2,289	2,188	1,608
Services	27,200	27,755	25,953
Revenues on construction contracts	14	14	10

Total	29,503	29,957	27,571

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, of 3,439 million euros (3,664 million euros in 2011, -6.1%), included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 25—OTHER INCOME

Other income amounted to 298 million euros in 2012, 299 million euros in 2011 and 255 million euros in 2010, showing a decrease of 1 million euros in 2012 compared to 2011 and an increase of 44 million euros in 2011 compared to 2010.

Details are as follows:

	Year ended December 31,
	2012	2011	2010
	(millions of euros)
Late payment fees charged for telephone services	69	71	72
Recovery of employee benefit expenses, purchases and services rendered	36	36	47
Capital and operating grants	18	24	38
Damage compensation, penalties and sundry recoveries	53	36	18
Other income	122	132	80

Total	298	299	255

NOTE 26—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to 12,948 million euros in 2012, 12,859 million euros in 2011, and 11,383 million euros in 2010, showing an increase of 89 million euros in 2012 compared to 2011 and of 1,476 million euros in 2011 compared to 2010.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		Year ended December 31,
		2012	2011	2010
		(millions of euros)
Acquisition of raw materials and merchandise	(A)	2,610	2,525	1,568

Costs of services:
Revenues due to other TLC operators		3,438	3,664	3,740
Interconnection costs		42	43	45
Commissions, sales commissions and other selling expenses		1,517	1,594	1,457
Advertising and promotion expenses		637	665	643
Professional and consulting services		436	418	380
Utilities		525	444	374
Maintenance		622	519	382
Outsourcing costs for other services		700	655	502
Mailing and delivery expenses for telephone bills, directories and other materials to customers		130	118	96
Other service expenses		847	804	848

	(B)	8,894	8,924	8,467

Lease and rental costs:
Rent and leases		666	647	594
TLC circuit lease rents and rents for use of satellite systems		538	525	490
Other lease and rental costs		240	238	264

	(C)	1,444	1,410	1,348

Total	(A+B+C)	12,948	12,859	11,383

NOTE 27—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,919 million euros in 2012, 3,992 million euros in 2011 and 3,981 million euros in 2010, showing a decrease of 73 million euros in 2012 compared to 2011 and an increase of 11 million euros in 2011 compared to 2010.

Details are as follows:

		Year ended December 31,
		2012	2011	2010
		(millions of euros)
Employee benefits expenses
Wages and salaries		2,793	2,788	2,615
Social security expenses		971	993	931
Other employee benefits		73	119	112

	(A)	3,837	3,900	3,658

Costs and provisions for temp work	(B)	4	5	9

Miscellaneous expenses for personnel and other labor-related services rendered:
Remuneration of personnel other than employees		10	9	8
Charges for termination benefit incentives		48	64	56
Corporate restructuring expenses		25	12	258
Other		(5)	2	(8)

	(C)	78	87	314

Total	(A+B+C)	3,919	3,992	3,981

The decreased in employee benefits expenses in 2012 is mainly due to:

•	the lower charge resulting from the reduction in the average salaried workforce of the Italian component by 1,214 compared to 2011;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the increase in the foreign component resulting from a higher average salaried workforce of 1,409 for the Brazil and Argentina Business Units;

•

higher corporate restructuring expenses totaling 13 million euros. The provisions particularly concerned the restructuring expenses of the Argentina Business Unit (15 million euros) and charges resulting from agreements entered into with trade unions by Olivetti I-Jet (June 19, 2012 and June 25, 2012), and its subsidiary Olivetti Engineering S.A. (July 13, 2012), for a total of 17 million euros, aimed at managing the redundancies of the company in liquidation. These were offset by the release to the income statement of the remaining provision for mobility under Law 223/91 of the Parent, Telecom Italia S.p.A. (6 million euros) and of TI Sparkle and TI Information Technology (for a total of 1 million euros).

In 2012, certain companies of the Telecom Italia Group applied the “defensive” solidarity contracts provided for in the agreements with trade unions to promote the processes of sustainable conversion and retraining of redundant personnel. For the workers involved this means a reduction in working hours with a partial reimbursement by the INPS of the remuneration not received. In 2012 the implementation of these contracts resulted in absolute gains in terms of labor costs for a total of 68 million euros (77 million euros in 2011) with a reduction in the average salaried workforce amounting to 1,520 full time equivalents (1,879 average salaried workforce in 2011).

The increase in employee benefits expenses in 2011 is mainly due to:

•	the increase connected with the consolidation of the Argentina Business Unit for the full year 2011 (+11,521 average salaried workforce compared to 2010);

•

lower expenses owing to the contraction of the average salaried workforce (the above effect relating to the Argentina Business Unit is already excluded) by 3,301 compared to 2010, of which an average salaried workforce of 1,188 persons are under so-called “solidarity contracts” (1,879 in 2011 and 691 in 2010);

•

the provisions for expenses for mobility under Law 223/91, related to the 2010 agreements with the unions entered into by the Parent Telecom Italia S.p.A. and Telecom Italia Information Technology, had been adjusted by 12 million euros, of which 9 million euros for the Parent Telecom Italia S.p.A. and 3 million euros for Telecom Italia Information Technology.

The average salaried workforce, including those with temp work contracts and excluding employees of Discontinued operations/Non-current assets held for sale, is as follows:

	Year ended December 31,
	2012	2011	2010
	(Full time equivalent units)
Executives	1,262	1,303	1,172
Middle management	6,431	6,418	5,316
White collars	70,715	70,457	63,410
Blue collars	95	104	168

Employees on payroll	78,503	78,282	70,066
Employees with temp work contracts	61	87	84

Total average salaried workforce	78,564	78,369	70,150

Headcount in service at December 31, 2012, including those with temp work contracts, is 83,184 (84,154 at December 31, 2011) with a net decrease of 970 units.

NOTE 28—OTHER OPERATING EXPENSES

Other operating expenses amounted to 1,882 million euros in 2012, 1,859 million euros in 2011 and 1,422 million euros in 2010, an increase of 23 million euros in 2012 compared to 2011 and an increase of 437 million euros in 2011 compared to 2010.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

	Year ended December 31,
	2012	2011	2010
	(millions of euros)
Impairments and expenses in connection with credit management	548	533	478
Provision charges	214	128	80
TLC operating fees and charges	621	675	484
Indirect duties and taxes	391	349	200
Penalties, settlement compensation and administrative fines	29	41	105
Association dues and fees, donations, scholarships and traineeships	25	23	24
Sundry expenses	54	110	51

Total	1,882	1,859	1,422

of which, included in the supplementary disclosure on financial instruments	548	533	478

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Other operating expenses in 2012 are substantially in line with 2011.

The reduction in the Domestic (-70 million euros) and Brazil (-28 million euros) Business Units, including a negative foreign exchange effect of 54 million euros, is fully offset by increases in other Business Units, mainly the Argentina Business Unit (+76 million euros including a negative foreign exchange effect of 6 million euros). In particular:

•

impairments and expenses in connection with credit management (548 million euros; 533 million euros in 2011) consist of 370 million euros (389 million euros in 2011) for the Domestic Business Unit, 100 million euros (unchanged compared to 2011) for the Brazil Business Unit, and 47 million euros (29 million euros in 2011) for the Argentina Business Unit;

•

provision charges (214 million euros; 128 million euros in 2011) consist of 92 million euros (50 million euros in 2011) for the Domestic Business Unit, 91 million euros (60 million euros in 2011) for the Brazil Business Unit, and 17 million euros (unchanged compared to 2011) for the Argentina Business Unit;

•

telecommunications operating fees and charges (621 million euros; 675 million euros in 2011) consist of 487 million euros (554 million euros in 2011) for the Brazil Business Unit, 73 million euros (61 million euros in 2011) for the Argentina Business Unit, and 59 million euros (58 million euros in 2011) for the Domestic Business Unit.

In 2011 compared to 2010, other operating expenses grew 437 million euros largely on account of the consolidation of the Argentina Business Unit for the full year 2011 (+248 million euros, including a negative exchange effect of 8 million euros), the increase in the Brazil Business Unit (+159 million euros) and the Domestic Business Unit (+69 million euros). In particular:

•

impairments and expenses in connection with credit management refer largely to the Domestic Business Unit for 389 million euros, the Brazil Business Unit for 100 million euros (133 million euros in 2010) and the Argentina Business Unit for 29 million euros;

•

provision charges, recorded mostly for pending disputes, refer mainly to the Brazil Business Unit for 60 million euros (18 million euros in 2010), the Domestic Business Unit for 50 million euros (53 million euros in 2010) and the Argentina Business Unit for 17 million euros;

•

telecommunications operating fees and charges are principally linked to the Brazil Business Unit for 554 million euros (412 million euros in 2010), the Argentina Business Unit for 61 million euros and the Domestic Business Unit for 58 million euros (56 million euros in 2010).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 29—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 581 million euros in 2012, 569 million euros in 2011 and 547 million euros in 2010, showing an increase of 12 million euros in 2012 compared to 2011 and an increase of 22 million euros in 2011 compared to 2010.

Details are as follows:

	Year ended December 31,
	2012	2011	2010
	(millions of euros)
Intangible assets with a finite useful life	295	288	287
Tangible assets owned	286	281	260

Total	581	569	547

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

NOTE 30—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to 5,340 million euros in 2012, 5,496 million euros in 2011 and 5,542 million euros in 2010, showing a decrease of 156 million euros in 2012 compared to 2011 and of 46 million euros in 2011 compared to 2010.

Details are as follows:

		Year ended December 31,
		2012	2011	2010
		(millions of euros)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,382	1,425	1,507
Concessions, licenses, trademarks and similar rights		336	325	314
Other intangible assets with a finite useful life		494	413	395

	(A)	2,212	2,163	2,216

Depreciation of tangible assets owned:
Buildings (civil and industrial)		73	73	57
Plant and equipment		2,614	2,796	2,794
Manufacturing and distribution equipment		14	15	13
Ships		—	—	4
Other		306	333	343

	(B)	3,007	3,217	3,211

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		113	110	109
Plant and equipment		—	—	—
Other		8	6	6

	(C)	121	116	115

Total	(A+B+C)	5,340	5,496	5,542

In 2012, the decrease in depreciation and amortization charges mainly relates to the Domestic Business Unit (-305 million euros), offset in part by the increase in depreciation and amortization charges of the Argentina Business Unit (+130 million euros), which was partly due to the decrease in useful lives of Customer relationships resulting in higher amortization charges of 66 million euros.

In 2011, the increase in depreciation and amortization charges due to the entry of the Argentina Business Unit in the scope of consolidation for the full year 2011 (+390 million euros, including a negative exchange effect of

Consolidated Financial Statements	Notes To Consolidated Financial Statements

13 million euros) was offset in part by the decrease in depreciation and amortization charges of the Domestic Business Unit (-327 million euros) and the Brazil Business Unit (-107 million euros, including the effect of the change in the Brazilian real/euro exchange rate of +3 million euros).

Further details are provided in the Notes “Other intangible assets” and “Tangible assets (owned and under finance leases)”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 31—GAINS (LOSSES) ON DISPOSALS OF NON—CURRENT ASSETS

Gains (losses) on disposals of non—current assets amounted to a gain of 53 million euros in 2012, a gain of 3 million euros in 2011 and a gain of 11 million euros in 2010.

Details are as follows:

		Year ended December 31,
		2012	2011	2010
		(millions of euros)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		25	5	22
Gains on the disposal of investments in subsidiaries		49	35	2

	(A)	74	40	24

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		21	37	13

	(B)	21	37	13

Total	(A-B)	53	3	11

In 2012, net gains on disposals of non-current assets amount to 53 million euros. In addition to the gain of 49 million euros, net of incidental expenses, realized on October 31, 2012 following the sale of the investment in Matrix, there were also net gains on tangible and intangible fixed assets mainly relating to the Domestic Business Unit.

In 2011 they amounted to 3 million euros and included the gain of 35 million euros, net of related incidental expenses, realized on the sale of Loquendo at the end of September 2011, and the net losses on the disposal of tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

In 2010, net gains on disposals of non-current assets were recorded for 11 million euros and included the gain, net of incidental expenses, for a total of 19 million euros in connection with the completion of the operation for the sale of Elettra by the International Wholesale—Domestic Business Unit.

NOTE 32—IMPAIRMENT REVERSALS (LOSSES) ON NON—CURRENT ASSETS

Impairment losses on non-current assets, amounted to 4,432 million euros in 2012, 7,358 million euros in 2011 and 63 million euros in 2010.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		Year ended December 31,
		2012	2011	2010
		(millions of euros)
Reversals of impairment losses on non-current assets:
on intangible assets		—	9	—
on tangible assets		—	1	—

	(A)	—	10	—

Impairment losses on non-current assets:
on intangible assets		4,416	7,364	56
on tangible assets		16	4	7

	(B)	4,432	7,368	63

Total	(A-B)	(4,432)	(7,358)	(63)

In 2012, impairment losses on non-current assets amount to 4,432 million euros. They include:

•	4,016 million euros for the impairment loss on goodwill allocated to the Core Domestic Cash-Generating Unit (CGU) in the Domestic Business Unit (7,307 million euros in 2011);

•	168 million euros for the complete write-down of the goodwill of the Argentina Business Unit;

•

157 million euros (57 million euros in 2011) for the overall impairment loss on the assets and goodwill allocated to the Media Business Unit, established following the impairment test process and also taking account of the prospective sale of the investee LA7 Srl. Specifically, the amount of impairment loss relating solely to the goodwill assigned to the Media Business Unit is 105 million euros, while the remainder relates to assets;

•	85 million euros for the partial impairment loss of the Customer relationships of the Argentina Business Unit;

•	there are also additional impairment losses totaling 6 million euros (4 million euros in 2011).

In 2011, reversals of impairment losses on non-current assets consist of impairment reversals carried out by the Lan Med group as a result of the partial increase in the asset values on which an impairment loss was recorded in 2006.

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

NOTE 33—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments was an income of 2 million euros in 2012, of 16 million euros in 2011 and of 289 million euros in 2010.

Details are as follows:

	Year ended December 31,
	2012	2011	2010
	(millions of euros)
Dividends from Other investments	1	1	2
Net gains on disposals of Other investments	3	18	30
Sofora revaluation, net of reversal of the negative exchange rate reserve	—	—	266
Loss and impairment losses on Other investments	(2)	(3)	(9)

Total	2	16	289

of which, included in the supplementary disclosure on financial instruments	1	(2)	22

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2012, Other income (expenses) from investments is a positive 2 million euros.

In 2011, Other income (expenses) from investments is an income balance of 16 million euros and includes 17 million euros of the gain, net of transactions costs, on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount is in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010 as part of the valuation using the equity method.

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

NOTE 34—FINANCE INCOME AND FINANCE EXPENSES

Finance income

Finance income amounted to 2,082 million euros in 2012, 2,464 million euros in 2011 and 3,081 million euros in 2010, showing a decrease of 382 million euros in 2012 compared to 2011 and of 617 million euros in 2011 compared to 2010.

Details are as follows:

		Year ended December 31,
		2012	2011	2010
		(millions of euros)
Interest income and other finance income:
Income from financial receivables recorded in non-current assets		—	1	1
Income from securities other than investments, recorded in non-current assets		—	—	—
Income from securities other than investments, recorded in current assets		35	57	45
Income other than the above:
Interest income		234	217	143
Exchange gains		364	513	740
Income from fair value hedge derivatives		214	328	502
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		741	626	635
Income from non-hedging derivatives		18	24	44
Miscellaneous finance income		88	45	53

	(A)	1,694	1,811	2,163

Positive fair value adjustments to:
Fair value hedge derivatives		79	415	841
Underlying financial assets and liabilities of fair value hedges derivatives		132	34	11
Non-hedging derivatives		177	204	66

	(B)	388	653	918

Reversal of impairment loss on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	2,082	2,464	3,081

of which, included in the supplementary disclosure on financial instruments		501	492	335

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finance expenses

Finance expenses amounted to 4,048 million euros in 2012, 4,504 million euros in 2011 and 5,199 million euros in 2010, showing a decrease of 456 million euros in 2012 compared to 2011 and of 695 million euros in 2011 compared to 2010.

Details are as follows:

		Year ended December 31,
		2012	2011	2010
		(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,514	1,534	1,646
Interest expenses to banks		238	228	218
Interest expenses to others		263	227	244

		2,015	1,989	2,108
Commissions		87	55	67
Exchange losses		424	560	734
Charges from fair value hedge derivatives		106	214	286
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		836	753	772
Charges from non-hedging derivatives		53	62	87
Miscellaneous finance expenses		223	247	232

	(A)	3,744	3,880	4,286

Negative fair value adjustments to:
Fair value hedge derivatives		132	121	68
Underlying financial assets and liabilities of fair value hedges derivatives		26	384	758
Non-hedging derivatives		146	119	87

	(B)	304	624	913

Impairment losses on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	4,048	4,504	5,199

of which, included in the supplementary disclosure on financial instruments		2,198	2,168	2,282

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For a better understanding of the net effects relating to derivative financial instruments, the following table is presented:

		Year ended December 31,
		2012	2011	2010
		(millions of euros)
NET EXCHANGE GAINS AND LOSSES
Exchange gains		364	513	740
Exchange losses		(424)	(560)	(734)

		(60)	(47)	6

NET RESULT FROM DERIVATIVES
Income from fair value hedge derivatives		214	328	502
Charges from fair value hedge derivatives		(106)	(214)	(286)

Net result from fair value hedge derivatives	(A)	108	114	216

Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		741	626	635
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		(836)	(753)	(772)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(B)	(95)	(127)	(137)
Income from non-hedging derivatives		18	24	44
Charges from non-hedging derivatives		(53)	(62)	(87)

Net result from non-hedging derivatives	(C)	(35)	(38)	(43)

Net result from derivatives	(A+B+C)	(22)	(51)	36

NET FAIR VALUE ADJUSTMENT TO FAIR VALUE HEDGE DERIVATIVES AND UNDERLYING
Positive fair value adjustment to fair value hedge derivatives		79	415	841
Negative fair value adjustment to underlying financial assets and liabilities of fair value hedge derivatives		(26)	(384)	(758)

Net fair value adjustments	(D)	53	31	83

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		132	34	11
Negative fair value adjustments to fair value hedge derivatives		(132)	(121)	(68)

Net fair value adjustments	(E)	—	(87)	(57)

Net fair value adjustment to fair value hedge derivatives and underlyings	(D+E)	53	(56)	26

NET FAIR VALUE ADJUSTMENTS TO NON-HEDGING DERIVATIVES
Positive fair value adjustments to non-hedging derivatives	(F)	177	204	66
Negative fair value adjustments to non-hedging derivatives	(G)	(146)	(119)	(87)

Net fair value adjustments to non-hedging derivatives	(F+G)	31	85	(21)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 35—PROFIT (LOSS) FOR THE YEAR

The profits (loss) for the years ended December 31, 2012, 2011 and 2010 are summarized as follows:

	Year ended December 31,
	2012	2011	2010
	(millions of euros)
Profit (loss) for the year	(1,277)	(4,366)	3,572
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations	(1,629)	(4,798)	3,125
Profit (loss) from Discontinued operations/Non-current assets held for sale	2	(13)	(7)

Profit (loss) for the year attributable to owners of the Parent	(1,627)	(4,811)	3,118

Non-controlling interests
Profit (loss) from continuing operations	350	445	454
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—

Profit (loss) for the year attributable to Non-Controlling interests	350	445	454

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 36—EARNINGS PER SHARE

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for which the market and non-market performance conditions were satisfied. In 2010, the additional dividends to which the savings shareholders are entitled (at a fixed amount of 0.011 euros per share) conventionally were allocated entirely to the profit from continuing operations.

			Year ended December 31,
			2012	2011	2010
Basic and Diluted Earnings Per Share
Owners of the Parent			(1,627)	(4,811)	3,118
Less: additional dividends for the Savings Shares (€0.011 per share)			—	—	(66)

	(millions of euros	)	(1,627)	(4,811)	3,052

Average number of Ordinary and Savings Shares	(millions	)	19,304	19,290	19,266

Basic and diluted earnings per share—Ordinary Shares			(0.08)	(0.25)	0.16
Plus: additional dividends per savings Share (€0.011 per share)			—	—	0.01

Basic and diluted earnings per share—Savings Shares	(Euro	)	(0.08)	(0.25)	0.17

Basic and Diluted Earnings Per Share From continuing Operations
Profit (loss) from continuing operations			(1,629)	(4,798)	3,125
Less: additional dividends for the Savings Shares (€0.011 per share)			—	—	(66)

	(millions of euros	)	(1,629)	(4,798)	3,059

Average number of Ordinary and Savings Shares	(millions	)	19,304	19,290	19,266

Basic and diluted earnings per share from continuing operations—Ordinary Shares			(0.08)	(0.25)	0.16
Plus: additional dividends per savings Share (€0.011 per share)			—	—	0.01

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro	)	(0.08)	(0.25)	0.17

Consolidated Financial Statements	Notes To Consolidated Financial Statements

			Year ended December 31,
			2012	2011	2010
Basic and Diluted Earnings Per Share From Discontinued operations/Non current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros	)	2	(13)	(7)

Average number of Ordinary and Savings Shares	(millions	)	19,304	19,290	19,266

Basic and diluted earnings (loss) per share from Discontinued operations/ Non-current assets held for sale—Ordinary Shares	(Euro	)	—	—	—

Basic and diluted earnings (loss) per share from Discontinued operations/ Non-current assets held for sale—Savings Shares	(Euro	)	—	—	—

			Year ended December 31,
			2012	2011	2010
Average number of Ordinary Shares(*)			13,277,621,082	13,264,375,078	13,239,883,276
Average number of Savings Shares			6,026,120,661	6,026,120,661	6,026,120,661

Total			19,303,741,743	19,290,495,739	19,266,003,937

(*)	The number only takes into account the potential ordinary shares relating to the equity compensation plans of the employees for whom the market and non-market performance conditions were satisfied.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at December 31, 2012:

	Number of maximum shares issuable	Par value (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per shares (euro)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.a.	n.a
“Long Term incentive Plan 2010-2015” (capital increase in cash)	n.a.	4,118	n.a.	n.a.
“Long Term incentive Plan 2010-2015” (bonus capital increase)	n.a.	4,118	—	—
“Long Term incentive Plan 2011” (capital increase in cash for Selected Management)	n.a.	4,606	n.a.	n.a.
“Long Term incentive Plan 2011” (bonus capital increase for Selected Management)	n.a.	4,606	—	—
“Long Term incentive Plan 2011” (bonus capital increase for Top Management)	n.a.	3,099	—	—
“Long Term incentive Plan 2012” (capital increase in cash for Selected Management)	n.a.	4,791	n.a.	n.a.
“Long Term incentive Plan 2012” (bonus capital increase for Selected Management)	n.a.	4,791	—	—
“Long Term incentive Plan 2012” (bonus capital increase for Top Management)	n.a.	3,581	—	—

Total additional capital increases not yet approved (ordinary shares)		913,710

(*)

The Value for capital increases linked to incentive plan, is the “total estimated value” which also includes the possible paid-in capital. For further details, please refer to the Note “Equity Compensation Plans”.

With regard to additional share capital increases not yet resolved, the following should be noted.

The shareholders’ meeting of May 15, 2012 authorized the directors to increase the share capital to service the “Long Term Incentive Plan 2012”; the authorization was granted for five years as from May 15, 2012. The “Long Term Incentive Plan 2012” was also approved during the meeting, according to the following terms:

•

in cash through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,500,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, reserved for a part of the employees (defined as “Selected Management”), beneficiaries of the “Long Term Incentive Plan 2012”, who in due time will be identified by the board of directors of the Company, and, therefore, subsequently for a maximum amount of 5,500,000 euros through the appropriation of a corresponding maximum amount of profits or reserves in accordance with art. 2349 of the Italian Civil Code, with the issue of ordinary shares in the number needed to grant a bonus share for every share subscribed in cash as above, within the dates, according to the conditions, and in the manner provided by the “Long Term Incentive Plan 2012”;

•

for a maximum amount of 4,000,000 euros through the appropriation of a corresponding maximum amount of profits or profit reserves pursuant to art. 2349 of the Italian Civil Code, with the issue of ordinary shares reserved for a part of the employees (defined as “Top Management”), beneficiaries of the “Long Term Incentive Plan 2012”, who in due time will be identified by the board of directors of the Company, within the dates, according to the conditions, and in the manner provided by the “Long Term Incentive Plan 2012”.

As regards the share capital increase in cash, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Long Term Incentive Plan 2012 “ and shall also fix the period

Consolidated Financial Statements	Notes To Consolidated Financial Statements

for its subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On June 28, 2012, the Board of Directors, pursuant to the powers granted to it by the extraordinary shareholders’ meeting of May 15, 2012, approved the launch of the “Long Term Incentive Plan 2012” and granted the necessary authorities for its implementation, defining its regulation and contractual documents, identifying the Plan’s beneficiaries and determining the maximum total amount of the capital increases for the Selected Management (4,790,925 euros for the capital increase in cash and 4,790,925 euros for the bonus capital increase) and the Top Management (3,580,500 euros for the bonus capital increase).

Further details are provided in the Note “Equity compensation plans”.

NOTE 37—SEGMENT REPORTING

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Argentina

•	Media

•	Olivetti

•	Other Operations

It should be noted that the company Matrix, which was sold on October 31, 2012, was classified under Other operations in 2012, and therefore excluded from the Core Domestic—Domestic Business Unit. The periods under comparison have been restated accordingly.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENT

	Domestic			Brazil			Argentina			Media			Olivetti			Other operations			Adjustments and eliminations			Consolidated Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(millions of euros)
Third-party revenues	17,783	18,881	19,937	7,452	7,319	6,180	3,779	3,214	798	218	220	236	230	259	292	41	64	128	—	—	—	29,503	29,957	27,571
Intragroup revenues	101	110	88	25	24	19	5	6	—	4	18	22	50	84	99	21	55	77	(206)	(297)	(305)	—	—	—

Revenues by operating segment	17,884	18,991	20,025	7,477	7,343	6,199	3,784	3,220	798	222	238	258	280	343	391	62	119	205	(206)	(297)	(305)	29,503	29,957	27,571
Other income	254	248	212	14	25	18	13	6	2	5	26	5	18	18	25	5	2	3	(11)	(26)	(10)	298	299	255

Total operating revenues and other income	18,138	19,239	20,237	7,491	7,368	6,217	3,797	3,226	800	227	264	263	298	361	416	67	121	208	(217)	(323)	(315)	29,801	30,256	27,826

Acquisition of goods and services	(6,409)	(6,754)	(7,129)	(4,508)	(4,399)	(3,520)	(1,698)	(1,398)	(347)	(197)	(167)	(171)	(274)	(329)	(368)	(56)	(89)	(131)	194	277	283	(12,948)	(12,859)	(11,383)
Employee benefits expenses	(2,834)	(3,031)	(3,405)	(344)	(321)	(283)	(586)	(478)	(114)	(67)	(61)	(61)	(66)	(69)	(72)	(22)	(33)	(50)	—	1	4	(3,919)	(3,992)	(3,981)
of which: accruals to employee severance indemnities	—	—		—	—		—	—		—	—		—	—		—	—		—	—	—	—	—	—
Other operating expenses	(699)	(769)	(704)	(719)	(747)	(588)	(408)	(332)	(83)	(8)	(9)	(17)	(22)	(10)	(7)	(26)	(16)	(22)	—	24	(1)	(1,882)	(1,859)	(1,422)
of which: writedowns and expenses in connection with credit management and provision charges	(462)	(439)	(365)	(191)	(160)	(151)	(64)	(46)	(9)	(5)	(4)	(13)	(20)	(8)	(6)	(21)	(9)	(14)	1	5	—	(762)	(661)	(558)
Change in inventories	(9)	10	(57)	(2)	19	(76)	16	17	(11)	—	—	(1)	7	11	12	—	—	(1)	—	(1)	(1)	12	56	(135)
Internally generated assets	489	478	465	78	70	51	—	—	—	—	—	—	—	—	—	—	—	—	14	21	31	581	569	547
Depreciation and amortization	(3,583)	(3,888)	(4,215)	(1,028)	(1,005)	(1,112)	(655)	(525)	(135)	(63)	(58)	(59)	(5)	(7)	(5)	(14)	(20)	(31)	8	7	15	(5,340)	(5,496)	(5,542)
Gains (losses) on disposals of non-current assets	3	19	14	(2)	(1)	(4)	1	(1)	—	2	—	—	—	—	—	49	1	1	—	(15)	—	53	3	11
Impairment reversals (losses) on non-current assets	(4,018)	(7,300)	(9)	—	—	—	(253)	—	—	(157)	(57)	(46)	(3)	—	—	(1)	(1)	(8)	—	—	—	(4,432)	(7,358)	(63)

Operating profit (loss)	1,078	(1,996)	5,197	966	984	685	214	509	110	(263)	(88)	(92)	(65)	(43)	(24)	(3)	(37)	(34)	(1)	(9)	16	1,926	(680)	5,858

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(5)	(2)	(17)	—	—	—	—	—	—	—	—	—	—	—	—	—	(37)	117	(1)	—	(1)	(6)	(39)	99
Other income (expenses) from investments																						2	16	289
Finance income																						2,082	2,464	3,081
Finance expenses																						(4,048)	(4,504)	(5,199)

Profit (loss) before tax from continuing operations																						(44)	(2,743)	4,128
Income tax expense																						(1,235)	(1,610)	(549)

Profit (loss) from continuing operations																						(1,279)	(4,353)	3,579
Profit (loss) from Discontinued operations/Non-current assets held for sale																						2	(13)	(7)

Profit (loss) for the year																						(1,277)	(4,366)	3,572
Attributable to:
Owners of the Parent																						(1,627)	(4,811)	3,118
Non-controlling interests																						350	445	454

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic			Brazil			Argentina			Media			Olivetti			Other operations			Adjustments and eliminations			Consolidated Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(millions of euros)
Revenues from equipment sales—third party	782	909	871	934	745	380	347	276	64	—	—	—	226	258	292	—	—	—	—	—	1	2,289	2,188	1,608
Revenues from equipment sales—intragroup	—	—	1	—	(1)	—	—	—	—	—	—	—	44	51	61	—	—	—	(44)	(50)	(62)	—	—	—

Total revenues from equipment sales	782	909	872	934	744	380	347	276	64	—	—	—	270	309	353	—	—	—	(44)	(50)	(61)	2,289	2,188	1,608

Revenues from services—third party	16,987	17,958	19,056	6,518	6,574	5,800	3,432	2,938	734	218	220	236	4	1	—	41	64	128	—	—	(1)	27,200	27,755	25,953
Revenues from services—intragroup	101	110	87	25	25	19	5	6	—	4	18	22	6	33	38	21	55	77	(162)	(247)	(243)	—	—	—

Total revenues from services	17,088	18,068	19,143	6,543	6,599	5,819	3,437	2,944	734	222	238	258	10	34	38	62	119	205	(162)	(247)	(244)	27,200	27,755	25,953

Revenues on construction contracts—third party	14	14	10	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	14	14	10
Revenues on construction contracts—infragroup	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	14	14	10	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	14	14	10

Total third-party revenues	17,783	18,881	19,937	7,452	7,319	6,180	3,779	3,214	798	218	220	236	230	259	292	41	64	128	—	—	—	29,503	29,957	27,571
Total intragroup revenues	101	110	88	25	24	19	5	6	—	4	18	22	50	84	99	21	55	77	(206)	(297)	(305)	—	—	—

Total revenues by operating segment	17,884	18,991	20,025	7,477	7,343	6,199	3,784	3,220	798	222	238	258	280	343	391	62	119	205	(206)	(297)	(305)	29,503	29,957	27,571

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CAPITAL EXPENDITURES BY OPERATING SEGMENT

	Domestic			Brazil			Argentina			Media			Olivetti			Other operations			Adjustments and eliminations			Consolidated Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(millions of euros)
Purchase of intangible assets	1,216	2,364	1,242	592	521	458	144	152	32	36	30	34	1	2	1	6	15	17	—	(18)	(3)	1,995	3,066	1,781
Purchase of tangible assets	1,856	1,821	1,845	908	769	758	413	404	156	21	31	33	2	3	4	1	1	6	—	—	—	3,201	3,029	2,802

Total capital expenditures	3,072	4,185	3,087	1,500	1,290	1,216	557	556	188	57	61	67	3	5	5	7	16	23	—	(18)	(3)	5,196	6,095	4,583

HEADCOUNT BY OPERATING SEGMENT

	Domestic		Brazil		Argentina		Media		Olivetti		Other operations		Consolidated Total
	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011
	(number of employees)
Headcount	53,224	55,047	11,622	10,539	16,803	16,350	735	765	778	1,075	22	378	83,184	84,154

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Argentina		Media		Olivetti		Other operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011	As of December 31, 2012	As of December 31, 2011
	(millions of euros)
Non-current operating assets	47,487	51,538	6,653	6,876	2,967	3,791	241	405	22	29	9	100	(67)	(79)	57,312	62,660
Current operating assets	4,545	5,455	2,026	1,924	546	524	128	100	222	231	63	158	(88)	(175)	7,442	8,217

Total operating assets	52,032	56,993	8,679	8,800	3,513	4,315	369	505	244	260	72	258	(155)	(254)	64,754	70,877
Investments accounted for using the equity method	44	25	—	—	—	—	—	—	—	—	—	21	21	1	65	47
Discontinued operations /Non-current assets held for sale															—	—
Unallocated assets															12,736	12,962

Total assets															77,555	83,886

Total operating liabilities	9,238	9,892	2,693	2,475	1,092	1,123	166	175	217	192	35	127	(153)	(252)	13,288	13,732
Liabilities directly associated with Discontinued operations/Non-current assets held for sale															—	—
Unallocated liabilities															41,255	43,460
Equity															23,012	26,694

Total equity and liabilities															77,555	83,886

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b) Reporting by geographical area

		Revenues						Non-current operating assets
		Breakdown by location of operations			Breakdown by location of the Group’s customers			Breakdown by location of operations
		2012	2011	2010	2012	2011	2010	2012	2011
		(millions of euros)
Italy	(A)	17,957	19,130	20,210	16,776	17,809	20,210	47,328	51,560
Outside Italy	(B)	11,546	10,827	7,361	12,727	12,148	7,361	9,984	11,100

Total	(A+B)	29,503	29,957	27,571	29,503	29,957	27,571	57,312	62,660

c) Information about major customers

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

NOTE 38—RELATED PARTY TRANSACTIONS

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows. Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length.

The effects on the individual line items of the separate consolidated income statements for the years 2012, 2011 and 2010 are as follows:

Separate consolidated income statement line items 2012

		Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% on line item
	(millions of euros)
Revenues	29,503	36	2	987			1,025		1,025	3.5
Other income	298			3			3		3	1.0
Acquisition of goods and services	12,948	12	33	700			745		745	5.8
Employee benefits expenses	3,919			4	82	18	104		104	2.7
Finance income	2,082			45			45		45	2.2
Finance expenses	4,048	19		64			83		83	2.1

(*)	Other related parties through directors, statutory auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Separated income statement line items 2011

		Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Revenues	29,957	91	2	1,007			1,100		1,100	3.7
Other income	299		1	1			2		2	0.7
Acquisition of goods and services	12,859	16	42	671			729		729	5.7
Employee benefits expenses	3,992			4	91	18	113		113	2.8
Finance income	2,464			127			127		127	5.2
Finance expenses	4,504	31		62			93		93	2.1

(*)	Other related parties through directors, statutory auditors and key managers.

Separate consolidated income statement line items 2010

		Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% on line item
	(millions of euros)
Revenues	27,571	130	22	876			1,028		1,028	3.7
Other income	255	2		4			6		6	2.4
Acquisition of goods and services	11,383	85	25	522			632		632	5.6
Employee benefits expenses	3,981			4	93	15	112		112	2.8
Finance income	3,081			153			153		153	5.0
Finance expenses	5,199	37		48			85		85	1.6

(*)	Other related parties through directors, statutory auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of financial position at December 31, 2012 and at December 31, 2011 are as follows:

Consolidated statement of financial position line items at December 31, 2012

		Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% on line item
	(millions of euros)
Non-current financial assets	(2,496)	—	—	(265)	—	(265)		(265)	10.6
Securities other than investments (current assets)	(754)	—	—	—	—	—		—	—
Financial receivables and other current financial assets	(502)	(2)	—	(10)	—	(12)		(12)	2.4
Cash and cash equivalents	(7,436)	—	—	(279)	—	(279)		(279)	3.8
Current financial assets	(8,692)	(2)	—	(289)	—	(291)		(291)	3.3
Non-current financial liabilities	34,091	109	—	367	—	476		476	1.4
Current financial liabilities	6,150	103	—	75	—	178		178	2.9
Trade and miscellaneous receivables and other current assets	7,006	11	5	219	—	235		235	3.4
Miscellaneous payables and other non-current liabilities	1,053	—	—	2	—	2		2	0.2
Trade and miscellaneous payables and other current liabilities	10,542	10	39	253	25	327		327	3.1

(*) Other related parties through directors, statutory auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items at December 31, 2011

		Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op	% on line item
	(millions of euros)
Non-current financial assets	(2,949)	—	—	(269)	—	(269)		(269)	9.1
Securities other than investments (current assets)	(1,007)	—	—	(8)	—	(8)		(8)	0.8
Financial receivables and other current financial assets	(462)	—	—	(28)	—	(28)		(28)	6.1
Cash and cash equivalents	(6,714)	—	—	(278)	—	(278)		(278)	4.1
Current financial assets	(8,183)	—	—	(314)	—	(314)		(314)	3.8
Non-current financial liabilities	35,860	151	—	332	—	483		483	1.3
Current financial liabilities	6,091	134	—	58	—	192		192	3.2
Trade and miscellaneous receivables and other current assets	7,770	36	1	220	—	257		257	3.3
Miscellaneous payables and other non-current liabilities	1,156			3		3		3	0.3
Trade and miscellaneous payables and other current liabilities	10,984	10	45	167	30	252		252	2.3

(*)	Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of cash flows for the years 2012, 2011 and 2010 are as follows:

Consolidated statement of cash flows line items 2012

		Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	5,196	2	124	1		127		127	2.4
Dividends paid	1,031			139	—	139		139	13.5

(*)	Other related parties through directors, statutory auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items 2011

		Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	6,095	3	162	1		166		166	2.7
Dividends paid	1,326			191	1	192		192	14.5

(*)	Other related parties through directors, statutory auditors and key managers.

Consolidated statement of cash flows line items 2010

		Related parties
	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% on line item
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,583	2	59	1		62		62	1.4
Dividends paid	1,093			163	1	164		164	15.0

(*)	Other related parties through directors, statutory auditors and key managers.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

With reference to Investments in associates, on May 18, 2012, following the transfer of a twenty-year right of use of spaces available in its passive infrastructure (ducts and pilings), throughout the territory of the Autonomous Province of Trento, Telecom Italia S.p.A. acquired a 41.1% interest in the company Trentino NGN S.r.l..

On January 31, 2011, Telecom Italia International N.V. finalized the sale of the entire 27% investment held in the Cuban operator EtecSA.

The most significant amounts are summarized as follows:

	2012	2011	2010	Type of contract
	(millions of euros)
Revenues
EtecSA			5	International telecommunications services, roaming and technical assistance
LI.SIT. S.p.A.			3	Lombardy Region social health system information networking and telephone services
NordCom S.p.A.	3	2	3	Voice services, data network connections, outsourcing, products and services
Telbios S.p.A.			2	Supply of telephone services, ADSL lines, sale of equipment and property leases
Teleleasing S.p.A. (in liquidation)	31	87	115	Sale of equipment
TM News S.p.A.	1	1	1	Fixed and mobile telephony services, property leases and administrative outsourcing
Other minor companies	1	1	1

Total revenues	36	91	130

Other income	—	—	2	Recoveryof costs of personnel on secondment and recovery of costs for services rendered

Acquisition of goods and services
EtecSA	—	5	63	International telecommunications services and roaming
Movenda S.p.A.	3	1		Supply of SIM cards and related adapters, software analysis and development
NordCom S.p.A.	3	2	2	Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings
Telbios S.p.A.	—	—	4	Supply of audio/visual products and hardware systems and software for remote medicine offerings and call center services
Teleleasing S.p.A. (in liquidation)	2	4	7	Purchase of goods sold under leasing arrangements with Telecom Italia customers
Tiglio I S.r.l	—	—	4	Property leases
TM News S.p.A.	4	4	4	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other minor companies	—	—	1

Totalacquisition of goods and services	12	16	85

Financeexpenses
Teleleasing S.p.A. (in liquidation)	19	23	27	Interest expenses for finance leases of equipment and finance leases
Other minor companies	—	8	10

Total finance expenses	19	31	37

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2012	As of December 31, 2011	Type of contract
	(millions of euros)
Financial receivables and other current financial assets	2	—	Shareholder loan to Aree Urbane S.r.l. (in liquidation)

Non-current financial liabilities	109	151	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)

Current financial liabilities	103	134	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
NordCom S.p.A.	1	1	Voice services, data network connections, outsourcing, products and services
Teleleasing S.p.A. (in liquidation)	8	33	Sale of equipment
TM News S.p.A.	1	1	Property leases and telecommunications services
Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	11	36

Trade and miscellaneous payables and other current liabilities
Movenda S.p.A.	3	2	Supply of adapters for SIM cards, software analysis and development
Nord.Com S.p.A.	2	1	Purchase and development of IT solutions, supply of rented equipment and IT services, professional assistance services and applications maintenance services, supply and operation of customized offerings
Teleleasing S.p.A. (in liquidation)	2	5	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM News S.p.A.	2	1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other minor companies	1	1

Total trade and miscellaneous payables and other current liabilities	10	10

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items	2012	2011	2010	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	2	3	2	Acquisition from other minor companies

TRANSACTIONS WITH COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

Separate consolidated income statement line items	2012	2011	2010	Type of contract
	(millions of euros)
Revenues	2	2	22	Equipment rental, telephone and communication services to the Italtel Group

Other income	—	1		Commercial transaction with the Italtel group

Acquisition of goods and services	33	42	25	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers

Consolidated statement of financial position line items	As of December 31, 2012	As of December 31, 2011	Type of contract
	(millions of euros)
Trade and miscellaneous receivables and other current assets	5	1	Supply of products and services, sale of products and convertible loan to the Italtel group

Total trade and miscellaneous payables and other current liabilities	39	45	Supply relationships linked to Capex and Opex for the Italtel group

Consolidated statement of cash flows line items	2012	2011	2010	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	124	162	59	Purchases of TLC equipment from Italtel group

At December 31, 2012 the Telecom Italia Group provided guarantees on behalf of the associate Aree Urbane S.r.l. (In liquidation), for 5 million euros.

TRANSACTIONS WITH OTHER RELATED PARTIES (through Directors, Statutory Auditors and Key Managers)

The “Procedure for carrying out transactions with related parties”—pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended—provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2012	2011	2010	Type of contract
	(millions of euros)
Revenues
Generali group	70	74	62	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
Intesa Sanpaolo group	66	79	95	Telephone and MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity, high-speed connections and supply of authentication devices
Mediobanca group	5	7	6	Telephone and MPLS data network services and marketing of data and VoIP devices
Telefonica group	844	845	712	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	2	2	1

Total revenues	987	1,007	876

Other income	3	1	4	Damage compensation from the Generali group

Acquisition of goods and services
A1 International Investments group	1	—		TV content rights
China Unicom group	2	—	1	International telecommunication and roaming services
Generali group	36	30	27	Insurance premiums and property leases
Intesa Sanpaolo group	18	17	13	Factoring fees, fees for technological top-ups and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	4	Credit recovery activities and factoring commissions
Telefonica group	642	622	477	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies	—	1	—

Total acquisition of goods and services	700	671	522

Employee benefits expenses	4	4	4	Non-obligatory employee insurance taken out with the Generali group

Gains (losses) on disposals of non-current assets	—	—	1

Finance income
Intesa Sanpaolo group	33	112	122	Bank accounts, deposits and hedging derivatives
Mediobanca group	12	15	31	Bank accounts, deposits and hedging derivatives

Total finance income	45	127	153

Finance expenses
Intesa Sanpaolo group	51	55	26	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	13	7	22	Term Loan Facility and Revolving Credit Facility and hedging derivatives

Total finance expenses	64	62	48

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2012	As of December 31, 2011	Type of contract
	(millions of euros)
Non-current financial assets
IntesaSanpaolo group	241	239	Hedging derivatives
Mediobancagroup	24	30	Hedging derivatives

Total non-current financial assets	265	269

Securities other than investments (current assets)
Generaligroup	—	2	Bonds
IntesaSanpaolo group	—	1	Bonds
Mediobancagroup		5	Bonds

Total securities other than investments (current assets)	—	8

Financial receivables and other current financial assets
IntesaSanpaolo group	9	27	Hedging derivatives
Mediobancagroup	1	1	Hedging derivatives

Total financial receivables and other current financial assets	10	28

Cash and cash equivalents	279	278	Bank accounts and deposits with Intesa Sanpaolo group

Non-current financial liabilities
IntesaSanpaolo group	280	233	Revolving Credit Facility, hedging derivatives and loans
Mediobancagroup	87	99	Revolving Credit Facility and hedging derivatives

Total non-current financial liabilities	367	332

Current financial liabilities
IntesaSanpaolo group	73	56	Current accounts, hedging derivatives and payables to other lenders
Mediobancagroup	2	1	Hedging derivatives
Telefonicagroup	—	1	Financial liabilities from previous corporate-related transactions

Total current financial liabilities	75	58

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
Generaligroup	16	19	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
IntesaSanpaolo group	104	98	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections
Mediobancagroup	—	1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices
Telefonicagroup	96	99	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Otherminor companies	3	3

Total trade and miscellaneous receivables and other current assets	219	220

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2012	As of December 31, 2011	Type of contract
	(millions of euros)
Miscellaneous payables and other non-current liabilities	2	3	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group

Trade and miscellaneous payables and other current liabilities
A1 International Investments group	1	1	Purchase of TV content rights
IntesaSanpaolo group	177	86	Payable from sale of trade receivables from our suppliers, fees for technological top-ups, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobancagroup	1	1	Credit recovery activities
Telefonicagroup	73	79	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Otherminor companies	1	—

Total trade and miscellaneous payables and other current liabilities	253	167

Consolidated statement of cash flows line items	2012	2011	2010	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	1	1	1	Capitalization of costs associated with Ad unbundling in Germany to the A1 International Investment group

Dividends paid
Telco	129	174	150
Other minor companies	10	17	13

Total dividens paid	139	191	163

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

Separate consolidated income statements line items	2012	2011	2010	Type of contract
	(millions of euros)
Employee benefits expenses				Contributions to pension funds
Fontedir	12	12	13
Telemaco	65	73	74
Other Italian and foreign pension funds	5	6	6

Total employee benefits expenses	82	91	93

Consolidated statement of financial position line items	As of December 31, 2012	As of December 31, 2011	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	4	4
Telemaco	21	24
Other Italian and foreign pension funds	—	2

Total trade and miscellaneous payables and other current liabilities	25	30

Consolidated statement of cash flows line items	2012	2011	2010	Type of contract
	(millions of euros)
Dividends paid	—	1	1

* * *

Remuneration to key managers

In 2012, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 18 million euros (18.4 million euros in 2011), analyzed as follows:

	2012		2011
	(millions of euros)
Short-term remuneration	14.0	(1)	15.7	(5)
Long-term remuneration	1.9	(2)	1.4	(6)
Employment termination benefit incentives	1.0	(3)	0.05	(7)
Share-based payments (*)	1.1	(4)	1.2	(8)

	18.0		18.4

(1)	of which 1.4 million euros recorded by the listed South American subsidiaries.

(2)	of which 0.6 million euros recorded by the listed South American subsidiaries.

(3)	of which -0.5 million euros recorded by the listed South American subsidiaries.

(4)	of which 0.3 million euros recorded by the listed South American subsidiaries.

(5)	of which 2.5 million euros recorded by the listed South American subsidiaries.

(6)	of which 0.5 million euros recorded by the listed South American subsidiaries.

(7)	of which 0.05 million euros recorded by the listed South American subsidiaries.

(8)	of which 0.3 million euros recorded by the listed South American subsidiaries.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(*)	These refer to the fair value of the rights, vested to December 31, under the share-based incentive plans (PSG, TOP 2008 and LTI 2011) of Telecom Italia S.p.A. and its subsidiaries.

Short-term remuneration is paid during the year it pertains to, and, at the latest, within the six months following the end of that year. Long-term remuneration is paid when the related right becomes vested.

In the 2012, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 580,000 euros (344,000 euros in the 2011).

In 2012, Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:
Franco Bernabè	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A.
Marco Patuano	Domestic Managing Director and Chief Operating Officer of Telecom Italia S.p.A.

Managers:
Andrea Mangoni	South America General Manager(1)
Head of Administration, Finance and Control and International Development(2)
Simone Battiferri	Head of Top Clients and Public Sector(3)
Head of Business(4)
Franco Bertone	Direcciòn General Ejecutiva (CEO) Telecom Argentina
Franco Brescia	Head of Public & Regulatory Affairs
Stefano Ciurli	Head of Supply Chain & Real Estate(5)
Antonino Cusimano	Head of Legal Affairs
Luca Luciani	Chief Executive Officer of Tim Brasil(6)
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio	Head of Technology
Piergiorgio Peluso	Head of Administration, Finance and Control(7)
Luca Rossetto	Head of Consumer
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini	Head of Business Support Officer(8)

(1)	from August 1, 2012.

(2)	to September 25, 2012.

(3)	from February 23 to December 26, 2012.

(4)	from December 27, 2012.

(5)	to December 17, 2012.

(6)	to May 4, 2012.

(7)	from September 26, 2012.

(8)	from December 18, 2012.

NOTE 39—EQUITY COMPENSATION PLANS

Equity compensation plans in effect at December 31, 2012 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position and cash flows at December 31, 2012.

A summary is provided below of the plans in place at December 31, 2012.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description of stock option plans

•	Telecom Italia S.p.A. Top 2008 Stock Option Plan

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

75% of the options granted (equal to 8,550,000 options) are not subordinate to performance targets and is still valid while the remaining 25% (equal to 2,850,000 options) was forfeited in 2010 because the performance targets were not reached. During 2012, no options were exercised, with the situation having remained unchanged compared to December 31, 2011.

Unexercised options expire at the end of the plan.

•	Tim Participações S.A. Stock Option Plan

2011 Plan

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

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2011, a third of these options can be exercised at the end of July 2012, another third after the first half of 2013 and the remaining third after the first half of 2014. Performance targets refer to the three years 2011-2013, measured in July of each year.

On the grant date of August 5, 2011, the exercise value of the options granted was calculated using the average weighted price of the shares of TIM Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period of 30 days before July 20, 2011 (the date when the board of directors approved the plan).

On August 5, 2011, the grantees of the options were granted the right to purchase a total of 2,833,596 shares.

At December 31, 2012, a total of 944,520 options could be considered as vested. Up to that date none of the plan beneficiaries had exercised the options to purchase during the period established.

2012 Plan

On September 5, 2012, the shareholders’ meeting of Tim Participações S.A. approved the second granting of stock options for managers in key positions in the company and its subsidiaries. In keeping with the structure of the plan initiated in 2011, the exercise of the options is subordinate to the simultaneous achievement of two performance targets:

–	absolute performance: increase in the value of TIM shares;

–	relative performance: performance of TIM shares against a benchmark index composed of TLC and Media Technology companies listed on the Bovespa and in the Bovespa indices.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2012, a third of these options can be exercised at the end of September 2013, another third from September 2014 and the remaining third from September 2015. Performance targets refer to the three years 2012-2014, measured in August of each year.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On the grant date of September 5, 2012, the exercise value of the options granted was calculated using the average weighted price of the shares of TIM Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period July 1 to August 31, 2012.

On September 5, 2012, the grantees of the options were granted the right to purchase a total of 2,661,752 shares. As of December 31, 2012, there were no options that could have already been exercised.

Description of other Telecom Italia S.p.A. equity compensation plans

•	Long Term Incentive Plan 2010-2015 (LTI 2010-2015 Plan)

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

At the start of the Plan, the total maximum bonus potentially available to the 121 beneficiaries at the end of the three years was 8,754,600 euros, to be paid in cash in early 2013 in a variable amount in relation to the level of the pre-set three-year 2010-2012 performance targets reached. The option of investing 50% of the bonus in Telecom Italia ordinary shares would have determined, at the time of the grant, a share capital increase in cash reserved for the beneficiaries for the maximum equivalent of 4,377,300 euros, and this same amount was the maximum value of the bonus grant and the relative bonus increase in capital.

Beneficiaries of the Plan who subscribed to the shares and observed the terms and conditions above, in early 2015 will be allocated profits, pursuant to Article 2349 of the Italian Civil Code, through the issue of one bonus share for every subscribed share.

In reference to the situation at December 31, 2012, the total maximum bonus that may be granted to the 117 beneficiaries is 8,236,350 euros; the maximum amount of the investment at market price, and the relative capital increase in cash, is therefore equal to an equivalent amount of 4,118,175 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed.

•	Long Term Incentive Plan 2011 (LTI Plan 2011)

The plan, approved by the shareholders’ meeting on April 12, 2011, replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive Management, Top Management and Selected Management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning. An exception to this is the incentive plan for Executive Management, formulated in “one-off” terms consistently with the standard term of the mandate.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the 2011-2013 business plan (measured by the cumulative Free Cash Flow in the three years 2011-2013 (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

On July 7, 2011, the board of directors approved the start of the Plan. When the Plan started, besides the Executive Chairman and the Chief Executive Officer, the Plan covered 17 Top Managers and 128 Managers. The estimated maximum incentive for the three categories of incentive beneficiaries at the start of the Plan was equal to:

–

for Selected Management a total bonus of 9,789,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,894,650 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;

–	for Top Management a total bonus of 6,512,400 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,256,200 euros;

–	for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares.

At December 31, 2012, besides the Executive Chairman and the Chief Executive Officer, 16 Top Managers and 124 Managers are still beneficiaries of the Plan. For these two last categories, the maximum incentive at December 31, 2012 is equal to:

–

for Selected Management a total bonus of 9,211,350 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, is equal to an equivalent amount of 4,605,675 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;

–	for Top Management, a total bonus of 6,197,250 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 3,098,625 euros.

•	Long Term Incentive Plan 2012 (LTI Plan 2012)

In keeping with the long-term incentive structure decided in 2011, the shareholders’ meeting held on May 15, 2012 approved the LTI Plan 2012-2014. The Plan covers Top Management and Selected Management and excludes Executive Management.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the 2012-2014 business plan measured by the cumulative Free Cash Flow (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

The plan calls for granting:

–

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

–	to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On June 28, 2012, the board of directors approved the start of the Plan. When the Plan started the beneficiaries were 19 Top Managers and 127 Managers. The estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

–

for Selected Management a total bonus of 9,581,850 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,790,925 euros, The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;

–	for Top Management a total bonus of 7,161,000 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,580,500 euros;

At December 31, 2012 this situation remained unchanged.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the “Top 2008 Plan” was calculated using the “Monte Carlo method” according to the calculation parameters reported in the following table.

For the LTI Plans (2010-2015, 2011 and 2012), the following was measured:

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

Parameters used to determine fair value—Telecom Italia S.p.A.

Plans/Parameters	Exercise price (euro)	Current price / Spot (euro) (1)	Volatility (2)	Period	Expected dividends (euro) (3)	Risk-free interest rate (4)
TOP 2008 Plan	1.95	Market value Telecom Italia and other TLC companies at 4/15/2008	Telecom Italia (33.02%) and other TLC companies	3 years	0.08	3.7485% at 6 years

LTI Plan 2010-2015 equity component	—	0.9219	33.4281%	5 years	0.055 first year 0.060 second year	1.89 at 5 years

LTI Plan 2011 equity component Executive Management	—	0.8044	n.a.	3 years	0.05	2.095 at 3 years

LTI Plan 2011 equity component (Top Management and Selected Management)	—	0.7298	n.a.	5 years	0.07	2.591% at 5 years

LTI Plan 2012 equity component (Top Management and Selected Management)	—	0.7745	n.a.	5 years	0.043	1.25% at 5 years

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

(3)

For the 2008 Top Plan, dividends were assumed to be constant on the basis of the latest dividends paid. For the LTI 2010—2015, LTI 2011, and LTI 2012 Plans the dividends were estimated on the basis of Bloomberg data.

(4)

The risk-free interest rate is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option. Solely for the LTI 2012 plan, the rate is a zero coupon at 5 years (the curve is assumed to be the best indicator of the risk-free rate).

Parameters used to determine fair value—Tim Participaçoes

Plan/parameter	Exercise price (reais)	Current price/spot (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
2011 Plan	8.84	8.31	51.73%	6 years	—	11.94 % year
2012 Plan	8.96	8.96	50.46%	6 years	—	8.89 % year

Effects on the income statement and statement of financial position

Compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under Employee benefits expenses over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. The part of the plans which calls for the payment of compensation in cash is recorded in liabilities as the contra-entry of “Employee benefits expenses”; at the end of each year the liability is measured at fair value.

Compensation plans which call for payment in equity instruments do not have significant impacts either on the income statements or the statements of financial position or of cash flows at December 31, 2012.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 40—OTHER INFORMATION

a)    Exchange rates used to translate the financial statements of foreign operations(*)

	Year-end exchange rates (statements of financial position)			Average exchange rates for the year (income statements and statements of cash flows)
(Local Currency against 1 euro)	12/31/2012	12/31/2011	12/31/2010	Year 2012	Year 2011	Year 2010
Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	25.15100	25.78700	25.06100	25.14441	24.59461	25.28441
HUF Hungarian Forint	292.30000	314.58000	277.95000	289.29839	279.47926	275.43744
CHF Swiss Franc	1.20720	1.21560	1.25040	1.20525	1.23256	1.38036
TRY Turkish Lira	2.35510	2.44320	2.06940	2.31432	2.33825	1.99706
GBP Pound Sterling	0.81610	0.83530	0.86075	0.81103	0.86775	0.85804
RON Romanian Leu	4.44450	4.32330	4.26200	4.45814	4.23931	4.21185
North America
USD U.S. Dollar	1.31940	1.29390	1.33620	1.28538	1.39162	1.32620
Latin America
VEF Venezuelan Bolivar	5.66636	3.35994	3.46978	5.21554	3.61338	3.42870
BOB Bolivian Boliviano	9.18302	8.96385	9.36676	8.96600	9.74040	9.30962
PEN Peruvian Nuevo Sol	3.36777	3.48747	3.75086	3.39104	3.83245	3.74631
ARS Argentinean Peso	6.48641	5.56769	5.30994	5.84408	5.74419	5.18735
CLP Chilean Peso	631.72900	671.99700	625.27500	625.01857	672.51441	675.52315
COP Colombian Peso	2,331.23000	2,510.57000	2,571.38000	2,310.07238	2,569.51702	2,516.50868
MXN Mexican Peso	17.18450	18.05120	16.54750	16.90575	17.29084	16.74302
BRL Brazilian Real	2.69619	2.42710	2.22638	2.50953	2.32669	2.33215
PYG Paraguayan Guarani	5,573.15000	5,794.08000	6,090.40000	5,676.67356	5,817.48337	6,275.59686
UYU Uruguayan Peso	25.59770	25.92850	26.86160	26.02323	26.93149	26.60631
Other countries
ILS Israeli Shekel	4.92580	4.94530	4.73775	4.95266	4.97723	4.94668

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks

b)    Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	2012	2011	2010
	(millions of euros)
Research and development costs expensed during the year	40	68	64
Development costs capitalized	562	543	634

Total research and development costs (expensed and capitalized)	602	611	698

Moreover, in the separate consolidated income statement for 2012 amortization charges are recorded for development costs, capitalized during the period and in prior periods, for an amount of 716 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

c)    Operating leases

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2012 the amount of lease installments receivable is as follows:

	At December 31, 2012	At December 31, 2011
	(millions of euros)
Within 1 year	104	4
From 2 to 5 years	159	—
Beyond 5 years	14	—

Total	277	4

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2012 the amount of lease installments receivable is as follows:

	At December 31, 2012	At December 31, 2011
	(millions of euros)
Within 1 year	247	215
From 2 to 5 years	481	605
Beyond 5 years	137	155

Total	865	975

NOTE 41—EVENTS SUBSEQUENT TO DECEMBER 31, 2012

Sale of La7 S.r.l.

On March 4, 2013 the board of directors of Telecom Italia Media S.p.A., a subsidiary of Telecom Italia S.p.A., voted to grant a mandate to finalize the agreement for the sale of the entire investment in La7 S.r.l. to Cairo Communication S.p.A., excluding the 51% investment in MTV Italia S.r.l., part of the Media Business Unit. On March 6, 2013, Telecom Italia Media and Cairo Communication signed an agreement for the sale of 100% of La7 S.r.l..

Under the agreements reached, Telecom Italia Media S.p.A. will receive a sale consideration of 1 million euros. La7 S.r.l. will be recapitalized for a sufficient amount to ensure a positive net financial position, at the transfer date, of no less than 88 million euros. This recapitalization will also contribute to reaching the agreed level of equity of 138 million euros, at the transfer date.

As a result of the transaction, Telecom Italia S.p.A. has waived intragroup financial receivables, due from Telecom Italia Media S.p.A., for a total amount of 100 million euros.

According to the agreements, a long-term transmission capacity supply contract will also be entered into between La7 S.r.l. and Telecom Italia Media Broadcasting S.r.l..

This sale allows the Telecom Italia Group to terminate its financial support of La7 S.r.l. while keeping the network operator Telecom Italia Media Broadcasting S.r.l. within its scope of operations.

Based on the agreements described above and also taking account of the expected performance of La7 S.r.l. up to the sale, additional negative income statement impacts are expected for the year 2013, of around 130 million euros, before amounts due to non-controlling interests.

The completion of the sale is subject to the receipt of required regulatory approvals.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10,693,628,019
	(ITALY)

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT

4G RETAIL S.r.l.	TURIN	EUR	2,402,241	71.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

ADVANCED CARING CENTER S.r.l.	ROME	EUR	2,540,100	100.0000		TELECONTACT CENTER S.p.A.
(telemarketing activities and development, market research and surveys)	(ITALY)

FLAGSHIP STORE BOLOGNA 1 S.r.l.	BOLOGNA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE BOLZANO 1 S.r.l.	BOLZANO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE CATANIA 1 S.r.l.	CATANIA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE FIRENZE 1 S.r.l.	FLORENCE	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
FLAGSHIP STORE MILANO 1 S.r.l.	MILAN	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE MILANO 2 S.r.l.	MILAN	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE MODENA 1 S.r.l.	MODENA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIPSTORE ROMA 1 S.r.l.	ROME	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIPSTORE ROMA 2 S.r.l.	ROME	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE SANREMO 1 S.rl.	SANREMO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(IMPERIA— ITALY)

FLAGSHIPSTORE TARANTO 1 S.r.l.	TARANTO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIPSTORE TORINO 1 S.r.l.	TURIN	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE VERONA 1 S.r.l.	VERONA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIPSTORE VICENZA 1 S.r.l.	VICENZA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
H.R. SERVICES S.r.l.	L’AQUILA	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(personnel training and services)	(ITALY)

I.T. TELECOM S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(other service activities connected with NCA information technology)	(ROME— ITALY)

LAN MED NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services, installation and maintenance of submarine cable systems, managed bandwidth services)	(IRELAND)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ	BOB	1,747,600	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(BOLIVIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(managed bandwidth services)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LAN MED NAUTILUS Ltd
(investment holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	13,101,482,259	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(CHILE)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240,225,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(COLOMBIA)

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	58,916,982	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PERÙ)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(USA)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(VENEZUELA)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MED-1 (NETHERLANDS) B.V.	AMSTERDAM	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd
(investment holding company)	(NETHERLANDS)

MED-1 ITALY S.r.l.	ROME	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
(construction and maintenance of submarine cable in Italian territorial waters)	(ITALY)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
(construction and maintenance of the submarine cable Lev1)	(ISRAEL)

MEDITERRANEAN NAUTILUS BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(BULGARIA)

MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	111,600	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(GREECE)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		LAN MED NAUTILUS Ltd
(international wholesale telecommunications services)	(ISRAEL)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME	EUR	3,100,000	100.0000		LAN MED NAUTILUS Ltd.
(installation and maintenance of submarine cable systems)	(ITALY)

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI	TAKSIM	TRY	5,639,065	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(ISTANBUL— TURKEY)

OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

PATH.NET S.p.A.	ROME	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)

TECNOSERVIZI MOBILI S.r.l. (in liquidation)	ROME	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.
(management of movable assets)	(ITALY)

TELECOM ITALIA INFORMATION TECHNOLOGY S.r.l.	ROME	EUR	3,400,000	100.0000		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services)	(ITALY)

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(NETHERLANDS)

TELECOM ITALIA SAN MARINO S.p.A.	ROVERETA- FALCIANO	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services in San Marino)	REPUBLIC OF SAN MARINO			0.0001		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

TELECOM ITALIA SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA SPARKLE EST S.R.L.	BUCHAREST	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(RUMANIA)

TELECOM ITALIA SPARKLE HUNGARY K.F.T.	BUDAPEST	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HUNGARY)

TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunication services management)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TELECONTACT CENTER S.p.A.	NAPLES	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A.	B.GO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephone services)	REPUBLIC OF SAN MARINO

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electricity)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of electronic equipment and systems for encrypted telecommunications)	(ITALY)

TI BELGIUM S.P.R.L.—B.V.B.A	BRUSSELS	EUR	3,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)

TI GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)

TI SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)

TIS France S.A.S.	PARIS	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of telecommunication services for fixed network and related activities)	(FRANCE)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TLC COMMERCIAL SERVICES S.r.l.	ROME	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(acquisition and management of investments holdings involved on the marketing of products and services in the field of telecommunications and ICT)	(ITALY)

TMI—TELEMEDIA INTERNATIONAL Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(value-added and networking services)	(UK)

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	SAO PAULO	BRL	8,909,639	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd
(telecommunications services and promotional services)	(BRAZIL)

BRAZIL BUSINESS UNIT

INTELIG TELECOMUNICAÇOES LTDA	RIO DE JANEIRO	BRL	4,041,956,045	99.9999		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)			0.0001		TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7,169,029,859	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(BRAZIL)

TIM CELULAR S.A.	SAO PAULO	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)

TIM PARTICIPAÇOES S.A.	RIO DE JANEIRO	BRL	9,886,886,593	66.6756		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(investment holding company)	(BRAZIL)			0.0329		TIM PARTICIPAÇÕES S.A.

ARGENTINA BUSINESS UNIT

MICRO SISTEMAS S.A.	BUENOS AIRES	ARS	760,000	99.9900		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0100		NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.	BUENOS AIRES	ARS	68,008,550	78.3784	100.0000	SOFORA TELECOMUNICACIONES S.A.
(investment holding company)	(ARGENTINA)			1.7290		TIERRA ARGENTEA S.A.

NUCLEO S.A.	ASUNCION	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
(mobile telephone services)	(PARAGUAY)

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	35,5000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(ARGENTINA)			32,5000		TELECOM ITALIA S.p.A.

SPRINGVILLE S.A.	MONTEVIDEO	UYU	3,888,956	100.0000		TELECOM PERSONAL S.A.
(mobile telephone services)	(URUGUAY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ARGENTINA S.A.	BUENOS AIRES	ARS	984,380,978	54,7417		NORTEL INVERSORA S.A.
(telecommunications services)	(ARGENTINA)			1.5780		TIERRA ARGENTEA S.A.

TELECOM ARGENTINA USA INC.	DELAWARE	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
(telecommunications services)	(USA)

TELECOM PERSONAL S.A.	BUENOS AIRES	ARS	310,514,481	99.9923		TELECOM ARGENTINA S.A.
(mobile telephone services)	(ARGENTINA)			0.0077		NORTEL INVERSORA S.A.

MEDIA BUSINESS UNIT

BEIGUA S.r.l.	ROME	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

LA7 S.r.l.	ROME	EUR	1,020,000	100.000		TELECOM ITALIA MEDIA S.p.A.
(publishing and typographic industry and commerce, collection and enforcement of advertising in general)	(ITALY)

MTV ITALIA S.r.l.	ROME	EUR	12,151,928	51.0000		LA7 S.r.l..
(services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	(ITALY)

MTV PUBBLICITA’ S.r.l.	MILAN	EUR	10,400	100.0000		MTV ITALIA S.r.l.
(advertising agency)	(ITALY)

TELECOM ITALIA MEDIA BROADCASTING S.r.l.	ROME	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	(ITALY)

TELECOM ITALIA MEDIA S.p.A.	ROME	EUR	212,188,324	75.1731	75.4553	TELECOM ITALIA S.p.A.
(development and sale of products in the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	(ITALY)			2.2471	2.2557	TELECOM ITALIA FINANCE S.A.

OLIVETTI BUSINESS UNIT

ADVALSO S.p.A.	IVREA	EUR	500,000	100.0000		OLIVETTI S.p.A.
(design, manufacturing and servicing of telecommunication services and products)	(TURIN— ITALY)

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(GERMANY)

OLIVETTI ENGINEERING S.A.	YVERDON LES BAINS	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A. (in liquidation)
(product research and development based on ink-jet technology)	(SWITZERLAND)

OLIVETTI ESPANA S.A.	BARCELONA	EUR	1,229,309	99.9912		OLIVETTI S.p.A.
(sale and maintenance of office equipment, consulting and telematic network management)	(SPAIN)

OLIVETTI FRANCE S.A.	PUTEAUX	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(FRANCE)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI I-JET S.p.A. (in liquidation)	ARNAD	EUR	3,000,000	100.0000		OLIVETTI S.p.A.
(manufacture and sale of products and accessories for office equipment)	(AOSTA— ITALY)

OLIVETTI S.p.A.	IVREA	EUR	63,000,000	100.0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and accessories for office equipment)	(TURIN— ITALY)

OLIVETTI UK Ltd.	MILTON KEYNES	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(UK)

TIESSE S.c.p.A.	IVREA	EUR	103,292	61.0000		OLIVETTI S.p.A.
(installation and assistance for electronic, computer, telematic and telecommunications equipment)	(TURIN— ITALY)

OTHER OPERATIONS

EMSA Servizi S.p.A. (in liquidation)	ROME	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services management)	(ITALY)

OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(TURIN— ITALY)

OLIVETTI GESTIONI IVREA S.r.l.	IVREA	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services)	(TURIN— ITALY)

PURPLE TULIP B.V.	AMSTERDAM	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(NETHERLANDS)

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(GERMANY)

TELECOM ITALIA FINANCE IRELAND LTD	DUBLIN	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
(finance company)	(IRELAND)

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(NETHERLANDS)

TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA LTDA	SAO PAULO	BRL	118,925,804	99.9997		TELECOM ITALIA S.p.A.
(telecommunications and promotional services)	(BRAZIL)

TIAUDIT COMPLIANCE LATAM S.A.	RIO DE JANEIRO	BRL	1,500,000	69.9996		TELECOM ITALIA S.p.A.
(internal auditing)	(BRAZIL)			30.0002		TIM BRASIL SERVICOS E PARTICIPACOES S.A.

TIERRA ARGENTEA S.A.	BUENOS AIRES	ARS	318,213,255	86.9621		TELECOM ITALIA INTERNATIONAL N.V.
(Investments holding company)	(ARGENTINA)			13.0379		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by

Associated and joint ventures accounted for using the equity method

AREE URBANE S.r.l. (in liquidation)	MILAN	EUR	100,000	31.6500		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			0.9700		TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance brokers)	(ITALY)

BALTEA S.r.l. (bankrupt)	IVREA	EUR	100,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and information and telecommunications services)	(TURIN— ITALY)

CONSORZIO E O (in liquidation)	ROME	EUR	13,113	50.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO INITALIA	ROME	EUR	200,000	25.0000		OLIVETTI S.p.A.
(research, study, design, product development and ITC solutions devoted to initiatives of major economic significance or of an innovative or complex natura)	(ITALY)

CONSORZIO TEMA MOBILITY (in liquidation)	TURIN	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
(marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	(ITALY)

EFFE TV S.r.l.	MILAN	EUR	200,000	30.0000		LA7 S.r.l.
(radio and television broadcasting, and publishing activities; provision of audio visual media services)	(ITALY)

IM.SER S.r.l.	MILAN	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

ITALTEL GROUP S.p.A.	MILAN	EUR	131,426,652	34.6845	19.3733	TELECOM ITALIA FINANCE S.A.
(investment holding company)	(ITALY)

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998		TELECOM ITALIA FINANCE SA
(technological platforms for the development of mobile Internet services)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

TELELEASING—LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (in liquidation)	MILAN	EUR	9,500,000	20.0000		TELECOM ITALIA S.p..A.
(financial leasing of real estate and other assets)	(ITALY)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l.	MILAN	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TM NEWS S.p.A.	ROME	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)	(ITALY)

TRENTINO NGN S.r.l.	TRENTO	EUR	96,043,000	41.0733		TELECOM ITALIA S.p.A.
(design, construction, building and supply of fiber optic access network to operators and investments, real estate, commercial and financial operations)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by

Other significant investments

CEFRIEL S.r.l.	MILAN	EUR	100,350	11.6000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONIEL-COMPAGNIA NAZIONALE FINANZIARIA S.p.A. (in liquidation)	ROME	EUR	1,020	16.7500		TELECOM ITALIA S.p.A.
(acquisition of investments in other Companies or Entities)	(ITALY)

DAHLIA TV S.p.A. (in liquidation)	ROME	EUR	11,318,833	10.0800		TELECOM ITALIA MEDIA S.p.A.
(pay-per-view services)	(ITALY)

FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(finance company)	(ITALY)

ITALBIZ.COM Inc.	DELAWARE	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.
(Internet services)	(USA)

MIX S.r.l.	MILAN	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
(internet service provider)	(ITALY)

NEW SATELLITE RADIO S.r.l.	MILAN	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.
(production and realization of radio-tv channel and program)	(ITALY)