Form 20-F
period 2013-12-31
TELECOM ITALIA S P A
filed 2014-04-15
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

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

Telecom Italia S.p.A.

Corso d’Italia, 41, 00198 Rome, Italy

+39.06.36.88.1

piergiorgio.peluso@telecomitalia.it

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares (the “Ordinary Share ADSs”)	The New York Stock Exchange
Ordinary Shares (the “Ordinary Shares”)	The New York Stock Exchange*
American Depositary Shares, each representing 10 Savings Shares (the “Savings Share ADSs”)	The New York Stock Exchange
Savings Shares (the “Savings Shares”)	The New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares 13,417,043,525

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

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2013 of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2014-2016 period;

•	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of political developments in Italy and other countries in which we operate;

Introduction

•	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

•

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	our ability to successfully implement our internet and broadband strategy;

•	our ability to successfully achieve our debt reduction and other targets;

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage and reduce costs;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

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

Ordinary Shares	means the Ordinary Shares of Telecom Italia.

Parent, Telecom Italia and Company	means Telecom Italia S.p.A.

Savings Shares	means the Savings Shares of Telecom Italia.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

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

We present below:

1)	our main objectives as set out in our: 2014-2016 business and strategic plan (the “2014-2016 Plan”); and

2)

factors that may prevent us from achieving our objectives. For purposes of presenting our risk factors we have identified our risks based on the main risk categories, set out in the Committee of Sponsoring Organization of the Treadway Commission[1]:

–	strategic risks;

–	operational risks;

–	financial risks; and

–	compliance risks

Our business will be adversely affected if we are unable to successfully implement our strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

On November 7, 2013, we presented our 2014–2016 Plan, which envisages:

•	a strong focus on investments relating to innovative networks and services, in order to enable the evolution of the telecommunication business model;

•	stabilization of revenues in the Domestic (Italy) business unit, as well as, maintaining revenue growth in Brazil;

•	operating expenses efficiency both in Italy and in Brazil;

•

certain extraordinary transactions intended to strengthen the Group’s financial position, including issuing mandatory convertible bonds, the disposal of the stake in the Sofora-Telecom Argentina group (for further details, please see “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report), and other transactions to exploit the value of certain of its assets (transmission towers in Italy and in Brazil and Telecom Italia Media’s broadcasting infrastructure); and

•	continued deleveraging.

Our ability to implement and achieve these strategic objectives and priorities may be influenced by certain factors, including factors outside of our control. Such factors include:

•	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of political developments in Italy and other countries in which we operate;

•	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

•

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	our ability to successfully implement our internet and broadband strategy;

[1]	CoSO Report-ERM Integrated Framework 2004.

Item 3. Key Information	Risk Factors

•	our ability to successfully achieve our debt reduction and other targets;

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage and reduce costs;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

As a result of these uncertainties there can be no assurance that the business and strategic objectives identified by our management can effectively be attained in the manner and within the time-frames described. Furthermore, if we are unable to attain our strategic priorities, our goodwill may be further impaired, which could result in further significant write-offs.

The following sets out more specific factors that may prevent us from achieving our objectives.

STRATEGIC RISKS

The global economic crisis and the continuing weakness of the Italian economy over the past several years, together with slow global economic growth, has adversely affected our business and continuing global economic weakness in the Eurozone could further adversely affect our business and therefore have a negative impact on our operating results and financial condition.

Our business is dependent to a large degree on general economic conditions in Italy and in our other principal market, Brazil, including levels of interest rates, inflation, taxes and general business conditions. A significant deterioration in economic conditions could adversely affect our business and results of operations. The weak economic conditions of the last several years have had an adverse impact on our business, particularly in Italy.

The economic recession that Italy has experienced in recent years has weighed, and may continue to weigh heavily, on the development prospects of our core Italian market.

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

Our strategy includes certain extraordinary transactions intended to strengthen the Group’s financial position. Such transactions include the disposal of our stake in the Sofora-Telecom Argentina group and other transactions to exploit the value of certain of our assets (transmission towers in Italy and in Brazil and Telecom Italia Media’s broadcasting infrastructure). Our ability to complete these transactions may be adversely impacted by factors outside our control, including political and regulatory developments as well as general economic and market conditions. In particular, the disposal of the stake in the Sofora-Telecom Argentina group is conditional upon obtaining certain required regulatory approvals. We cannot provide assurance that the required governmental and regulatory approvals will be obtained within the expected timeframe and that completion of the disposal of the Sofora-Telecom Argentina group will be made on the agreed terms.

Item 3. Key Information	Risk Factors

Risks associated with Telecom Italia’s ownership chain.

Telco S.p.A. (“Telco”)—a company whose capital with voting rights at December 31, 2013 was broken down as follows : Generali group (“Generali”) (30.58 per cent.), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”) (11.62 per cent.), Mediobanca S.p.A. (“Mediobanca”) (11.62 per cent.), and Telefónica S.A. (“Telefónica”) (46.18 per cent.)—is Telecom Italia’s largest shareholder, holding an interest of approximately 22.38 per cent. of the voting rights.

The shareholders of Telco are part of a shareholders’ agreement that has been significant for Telecom Italia since April 28, 2007. On February 29, 2012 the shareholders of Telco cancelled, by mutual consent, the agreement signed in 2007, as subsequently amended, signing a new agreement at the same terms and conditions as the previous one, with a duration until February 28, 2015 (the “2012 Shareholders Agreement”). On September 24, 2013, Telefónica subscribed an increase in the share capital of Telco for approximately 324 million euros, against the issue of non-voting shares, bringing its share of the capital of Telco to 66%; on the same date, the parties amended the 2012 Shareholders’ Agreement (the “2012 Amended Shareholders Agreement”).

According to the 2012 Amended Shareholders Agreement and subject to all necessary antitrust and communications authorizations (including, where necessary, those of the authorities in Brazil and Argentina) Telefónica undertook to subscribe a further amount of non-voting shares, increasing its share of the capital of Telco from 66% to 70%, and from January 1, 2014 is entitled (i) to convert the non-voting shares subscribed with the aforementioned increases in capital into voting shares, until it achieves a maximum share of 64.9% of the total voting capital, and (ii) to purchase for cash all the shares of the other Telco shareholders, at certain terms and conditions.

The 2012 Amended Shareholders Agreement identifies, among other things, the criteria for the composition of the slate of candidates for appointment to the Board of Directors of Telecom Italia to be submitted to the Shareholders’ Meeting, according to the criteria indicated below:

•

so long as it holds more than 30% but less than 50% of the voting shares in Telco, Telefónica will be entitled to designate 2 directors of Telecom Italia to be included in the slate; and, so long as the other shareholders hold over 50% of the voting capital of Telco, they shall have the right to designate the other candidates on the slate, of which three candidates would be appointed unanimously and the others on a proportional basis;

•

after the conversion of Telefónica’s non-voting shares into voting ones takes place, and so long as Telefónica holds more than 50% of the voting shares in Telco: (i) the other shareholders will be entitled to designate the first two members on the slate, unanimously, and half of the remaining candidates (net of the directors to be reserved to the minority shareholders) in proportion to their respective shareholdings in Telco; (ii) Telefónica will be entitled to designate all the remaining candidates (always net of the directors to be reserved to the minority shareholders) to be listed on the Telco slate. The parties have agreed, assuming that the Board of Directors of Telecom Italia is composed of no fewer than 13 directors, that Telefónica shall be entitled to designate at least four Directors. To this end, they will ensure that Telco votes against any proposal to reduce the number of directors of Telecom Italia to less than 13 that might be presented in the Shareholders’ Meeting.

Based on the foregoing, Telco may exert a significant influence on all matters to be decided by a vote of shareholders, including appointment of directors. In the shareholders’ meeting held on April 12, 2011, 12 out of 15 Board members were elected from a slate proposed by Telco, while the remaining three Directors were elected from a slate proposed by a group of asset management companies and international institutional investors. In principle, the interests of Telco in deciding shareholder matters could be different from the interests of Telecom Italia’s other ordinary shareholders, and it is possible that certain decisions could be taken that may be influenced by the needs of Telco. For further information, please see “Item 6 Directors, Senior Management and Employees—6.1 Directors”.

Telco is a holding company and the sole operating company in which it has an interest is Telecom Italia. Therefore, should Telco be unable to obtain funding from its shareholders, present or future, or from other sources, its cash flows would be entirely dependent upon the dividends paid on the Telecom Italia shares for its funding needs.

Item 3. Key Information	Risk Factors

In addition, Telefónica is the largest shareholder of Telco. Presently, Telefónica and its associated companies (the “Telefónica Group”) and the Telecom Italia Group are direct competitors outside of their respective domestic markets, including Brazil; nevertheless, the 2012 Amended Shareholders Agreement provides that the Telecom Italia Group and the Telefónica Group will be managed autonomously and independently. In particular, the Board members designated by Telefónica to serve in Telco and Telecom Italia shall be directed by Telefónica to neither participate nor vote in board meetings (and nor will Telefónica itself exercise its right to vote in the Telco shareholders’ meetings) that examine and propose resolutions regarding the policies, management and operations of companies directly or indirectly controlled by Telecom Italia and that provide their services in countries where legal or regulatory restrictions or limitations concerning the exercise of voting rights by Telefónica are in force. In addition, specific provisions and prohibitions take account of certain regulatory requirements of the respective regulators in Brazil and Argentina. The presence of Telefónica in Telco could, however, result in legal or regulatory proceedings or affect regulatory decisions in countries where Telecom Italia Group may wish to operate if the Telefónica Group is also an operator or competitor in such jurisdictions. For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 Shareholders’ Agreements” and “Item 10. Additional Information—10.1 Corporate Governance”.

Competition Risks

Strong competition in Italy or other countries where we operate may reduce our core market share for telecommunications services and may cause reductions in prices and margins thereby having a material adverse effect on our results of operations and financial condition.

Strong competition exists in all of the principal telecommunications business areas in Italy in which we operate, including, most significantly, the fixed-line and mobile voice telecommunications and broadband businesses. Competition has been intense since the liberalization of the Italian telecommunications market in 1998 and there is now entrenched competition from international and other telecommunication operators who have been present in the Italian market for some time and directly compete with our fixed-line and mobile telephony businesses and for broadband services.

Moreover, convergence has enabled lateral competition from IT, Media and Devices/Consumer Electronic players. This competition may further increase due to the consolidation and globalization of the telecommunications industry in Europe, including Italy, and elsewhere. We face competition from international competitors who have entered local markets to compete with existing operators as well as from local operators, each of which has increased the direct competition we face in our Italian domestic fixed-line, mobile telephony and broadband businesses.

In our core Italian market, the competitive landscape has resulted in continuous erosion of traditional service revenues in particular due to price competition. Price competition in our principal lines of business has led, and could lead, to:

•	price and margin erosion for our traditional products and services;

•	a loss of market share in our core markets; and

•	loss of existing or prospective customers and greater difficulty in retaining existing customers.

In addition, competition on innovative products and services in our Italian domestic fixed-line, mobile telephony and broadband businesses, has led, and could lead to:

•	obsolescence of existing technologies and more rapid deployment of new technologies;

•	an increase in costs and payback period related to investments in new technologies that are necessary to retain customers and market share; and/or

•	difficulties in reducing debt and funding strategic and technological investments if we cannot generate sufficient profits and cash flows.

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

We face increasing competition from non-traditional data services on new voice and messaging over the internet technologies, in particular over-the-top (OTT) applications, such as Skype, Google Talk, FaceTime and WhatsApp. These applications are often free of charge, other than for data usage, accessible via smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the internet, bypassing more expensive traditional voice and messaging services such as short message service (“SMS”) which have historically been a source of significant revenues for fixed and mobile network operators such as us. With the growing share of smartphones, tablets and computers in Italy as well as our principal international market of Brazil, an increasing number of customers are using OTT applications services in substitution for traditional voice or SMS communications.

Historically, we have generated a substantial portion of our revenues from voice and SMS services, particularly in our mobile business in Italy, and the substitution of data services for these traditional voice and SMS volumes has had and is likely to continue to have a negative impact on our revenues and profitability. As a result of these and other factors, we face a mobile market in which price pressure remains intense.

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

The evolution of the mobile telecommunications markets in which we operate will depend on a number of factors, many of which are outside our control. These factors include:

•	the activities of our competitors;

•	competitive pressures and regulations applicable to retail and wholesale prices;

Item 3. Key Information	Risk Factors

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and their attractiveness to our customers; and

•	the success of new disruptive or substitute technologies.

In addition, as our core domestic Italian market has become increasingly saturated there is a growing focus on customer retention. Such focus could result in increased expenses to retain customer loyalty or, if we are unable to satisfactorily offer better value to our customers, our market share and revenues could decline Furthermore in the last two years we have experienced a significant deterioration in the Italian mobile market, with a strong increase in the level of competition and nearly unprecedented price pressure in comparison with prior periods; a continuation of such price pressure could have an adverse effect on our current and future revenues and results of operations.

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

We are subject to risks associated with political developments in countries where we operate.

We may be adversely affected by political developments in Italy and in the countries where we have made significant investments. Certain of these countries have political and legal systems that are less predictable than

Item 3. Key Information	Risk Factors

in Western Europe. Political or economic upheaval or changes in laws or in their application in the countries outside Italy where we have significant investments may harm the operations of the companies in which we have invested and impair the value of these investments.

The Italian State is in a position to exert certain powers with respect to Telecom Italia.

In 2012, regulations relating to the special powers on share ownership in the sectors of defense and national security, and regarding activities of strategic importance in the energy, transport and communication sectors were published and became effective.

Prime Ministerial Decree 129 of October 2, 2013 extended the sphere of application of the special powers in the defense and national security sectors, to “the networks and systems used to supply access to the end users of services that fall within the obligations of universal service and broadband and ultrabroadband services”. As a result there is an obligation to provide the Prime Minister’s Office with certain notices, including:

•

Telecom Italia is required to provide a notice giving full information on resolutions to be taken regarding the merger or demerger of the company, transfer of the business or a branch of the business, or of subsidiaries, transfer of the registered offices abroad, change of company purpose, dissolution, amendment of clauses in the company bylaws introduced pursuant to the law on privatization, the transfer of property rights or rights to use tangible or intangible assets or the assumption of limitations that affect their use;

•

any other person who acquires a stake in the Company’s share capital with voting rights is required to provide a notice when the thresholds of 2%, 3%, 5%, 10%, 15%, 20% and 25% are exceeded, which notice gives a general description of the proposed acquisition, the purchaser and its sphere of operations.

Within a 15 day-period from the notice (suspended if further information is requested) a power of veto may be exercised, or prescriptions or conditions may be imposed every time this is sufficient to ensure the protection of the essential interests of defense and national security. Pending exercise of the veto power, the voting rights (and any rights other than the property rights) attaching to the shares that represent the relevant holding shall be suspended. The same rights are suspended in case of any non-compliance with or breach of the conditions imposed on the purchaser, for the whole of the period in which the non-compliance or breach persists. Any resolutions adopted with the determining vote of said shares or holdings, as well as the resolutions or acts adopted that breach or do not comply with the conditions imposed, shall be null and void.

In addition, publication in the Official Gazette is pending of the recently adopted decree which includes TLC networks and systems in the scope of the special powers in the energy, transport and communication sectors as well. When this happens the clauses in the Company’s bylaws on special powers will cease to have effect and the Italian Government will be provided with:

•

the authority to impose conditions and possibly to oppose the purchase by non-EU citizens, of controlling shareholdings in companies which hold strategic assets identified in the regulations. For non-EU citizens, any right to purchase will be permitted solely on condition of reciprocity with the purchaser’s home jurisdiction; and

•

a power of veto (including through prescriptions or conditions) on any resolution, act or transaction which has the effect of modifying the ownership, control or availability of strategic assets or changing their use, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets or their assignment by way of guarantee, amendment to company’s bylaws purpose, company dissolution or amendment in bylaws provisions relating to limitations on voting rights.

The exercise of such powers, or the right or ability to exercise such powers, could make a change of control transaction with respect to Telecom Italia (whether by merger or otherwise) more difficult to achieve, if at all, or discourage certain bidders from making an offer relating to a change of control that could otherwise be beneficial to shareholders.

For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.3 Continuing Relationship with the Italian State”.

Item 3. Key Information	Risk Factors

OPERATIONAL RISKS

We face numerous risks in both the efficiency and effectiveness in resources allocation. Operational risks related to our business, include those resulting from inadequate internal and external processes, fraud, employee errors, failure to document transactions properly, loss or disclosure of critical or commercial sensitive data or personal identification information and systems failures. These events can turn out as direct or indirect losses and adverse legal and regulatory proceedings, and harm our reputation and operational effectiveness.

We have in place risk management practices designed to detect, manage and monitor at a senior level the evolution of these operational risks. However, there is no guarantee that these measures will be successful in effectively controlling the operational risks that we face and such failures could have a material adverse effect on our results of operations and could harm our reputation.

System failures could result in reduced user traffic and reduced revenue and could harm our reputation. In addition, our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with data protection legislation.

Our success largely depends on the continued and uninterrupted performance of our information technology, network systems and of certain hardware and datacenters that we manage for our clients. Our technical infrastructure (including our network infrastructure for fixed-line and mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could negatively affect our levels of customer satisfaction, reduce our customer base and harm our reputation.

In addition, our operations involve the processing and storage of large amounts of customer data on a daily basis and require an uninterrupted, accurate, permanently available, real-time and safe transmission and storage of customer and other data in compliance with applicable laws and regulations. The proper functioning of, including prevention of unauthorized access to, our networks, systems, computers, applications and data, such as customer accounting, network control, data hosting, cloud computing and other information technology systems is critical to our operations. We may be held liable for the loss, release, disclosure or inappropriate modification of the customer data stored on our equipment or carried by our networks. Information technology system failure, interruption of service availability, industrial espionage, cyber-attack or data leakage, in particular relating to customer data, could seriously limit our ability to service our clients, result in significant compensation costs for which indemnification or insurance coverage may not, or not to the full extent, be available, result in a breach of laws and regulations under which we operate or be associated with fines and could cause long-term damage to our business and reputation.

Our business depends on the upgrading of our existing networks.

We must continue to maintain, improve and upgrade our existing networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets. A reliable and high quality network is necessary to manage churn by sustaining our customer base, to maintain strong customer brands and reputation and to satisfy regulatory requirements, including minimum service requirements. The maintenance and improvement of our existing networks depends on our ability to:

•	upgrade the functionality of our networks to offer increasingly customized services to our customers;

•	increase coverage in some of our markets;

•	expand and maintain customer service, network management and administrative systems;

•	expand the capacity of our existing fixed copper and mobile networks to cope with increased bandwidth usage; and

•	upgrade older systems and networks to adapt them to new technologies.

Item 3. Key Information	Risk Factors

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

We are subject to numerous risks relating to legal, tax, competition and regulatory proceedings in which we are currently a party or which could develop in the future. We are also the subject of a number of investigations by judicial authorities. Such proceedings and investigations are inherently unpredictable. Legal, tax, competition and regulatory proceedings and investigations in which we are, or may become, involved (or settlements thereof) may, individually or in the aggregate, have a material adverse effect on our results of operations and/or financial condition and cash flows in any particular period. Furthermore, our involvement in such proceedings and investigations may adversely affect our reputation.

Risks associated with the internet usage by our customers could cause us losses and adversely affect our reputation.

Any illegal, illicit or unethical use of the internet or other data transmission facilities we provide access to by our customers may cause us to be involved in civil liability proceedings or lead to an unfavorable public perception of our brand or services. Any such event could result in direct or indirect losses, legal and/or regulatory proceedings directed against us and materially harm our reputation.

While in most countries in which we operate the provision of internet access, data transmission and hosting services, including the operation of websites with self-generated content, is regulated under a limited liability regime with respect to the content (including in particular, the content protected by copyright or other intellectual property laws) that we transmit or make available to the public in our capacity as a technical service provider, regulatory changes have been introduced in Europe and elsewhere imposing additional obligations upon us in our capacity as a technical service provider, including the duty to block access to certain websites upon certain events. The implementation of such duties is associated with significant cost, and any failure on our part to comply with such duties could have a material adverse effect on our business and reputation.

FINANCIAL RISKS

Our leverage is such that deterioration in cash flow can change the expectations of our ability to repay our debt and the inability to reduce our debt could have a material adverse effect on our business. Continuing volatility in the international credit markets may limit our ability to refinance our financial debt.

Our consolidated gross financial debt was 37,230 million euros at December 31, 2013 compared with 40,241 million euros at December 31, 2012. Our consolidated net financial debt was 27,942 million euros at December 31, 2013 compared with 29,053 million euros at December 31, 2012. Our high leverage continues to be a factor in our strategic decisions as it has been for a number of years and the reduction of our leverage remains a key strategic objective. As a result, however, we are reliant on cost cutting and free cash flow to finance critical technology improvements and upgrades to our network, although we are taking steps to raise additional capital to support critical investment.

Item 3. Key Information	Risk Factors

Due to the competitive environment and continuing weak economic conditions, there could be deterioration in our income statement and statement of financial position measures used by investors and rating agencies in determining our credit quality. Ratios derived from these same separate income statement and statement of financial position measures are used by the rating agencies, such as Moody’s, Standard & Poor’s (S&P) and Fitch, which base their ratings on our ability to repay our debt.

Although rating downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate ratings in order to determine interest expense, or on its relative cost to us, downgrades could lead to a greater risk with respect to refinancing existing debt or higher refinancing costs. Due to our downgrade below investment grade by Moody’s in October 2013 and S&P in November 2013 against the background of concerns with respect to our ability to repay our outstanding debt and gradually reduce our leverage, the hybrid bond in the amount of 750 million euros issued in March 2013 lost its partial treatment as equity for ratings purposes and as a result we early redeemed the bond in February 2014.

Factors which are beyond our control such as deterioration in performance by the telecommunications sector, unfavorable fluctuations in interest rates and/or exchange rates, further disruptions in the capital markets, particularly debt capital markets, and, in a broader sense, continuing weakness in general economic conditions at the sovereign level could have a significant effect on our ability to reduce our debt, or our ability to refinance existing debt through further access to the financial markets. As a result of the reduction of debt being a key element of our strategy, the failure to reduce debt could be viewed negatively and adversely affect our credit ratings.

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

Fluctuations in currency exchange and interest rates and the performance of the equity markets in general may adversely affect our results.

In the past, we have made substantial international investments, primarily in U.S. dollars, and have significantly expanded our operations outside of the Euro zone, particularly in Latin America.

We generally hedge our foreign exchange exposure, but do not cover translation risk relating to our foreign subsidiaries. Movements in exchange rates of the Euro relative to other currencies (in particular the Brazilian Real) may adversely affect our consolidated results. A rise in the value of the Euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position.

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

We may be exposed also to financial risks such as those related to the performance of the equity markets in general, and—more specifically—risks related to the performance of the share price of the Group companies.

Item 3. Key Information	Risk Factors

COMPLIANCE RISKS

Because we operate in a heavily regulated industry, regulatory decisions and changes in the regulatory environment could materially adversely affect our business.

Our fixed and mobile telecommunications operations, as well as our broadband services, are subject to regulatory requirements in Italy and our international operations are subject to regulation in their host countries. In Italy, we are the only operator subject to universal service obligations, which requires us to provide fixed line public voice telecommunications services in non-profitable areas. As a member of the EU, Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market. The last review of the EU common regulatory framework was approved at the end of 2009 and has been transposed into law in Italy in 2012.

Pursuant to this regulatory framework the Italian regulator in charge of supervising the telecommunications, radio and television broadcasting sectors (Autorità per le Garanzie nelle Comunicazioni—“AGCom”) is required to identify operators with “Significant Market Power” (“SMP”) on the basis of a Market Analyses proceedings. The framework established criteria and procedures for identifying remedies necessary to safeguard competition to be imposed on operators with SMP in the relevant markets identified by the corresponding EC recommendation. The general regulatory approach is mainly focused on the regulation of Telecom Italia’s wholesale business, while the regulation of retail markets is being gradually withdrawn.

Within this regulatory framework the main risks we are facing are comprised of:

•	lack of predictability concerning both the timing of the regulatory proceedings and their outcome;

•	decisions with retroactive effects (i.e. review of prices of past years following an administrative judgment); and

•	underestimation by AGCom of the permitted regulatory return on capital invested.

A new “round” of market analyses should be conducted every three years, in order to cope with the evolutions of market conditions and technology developments and set the rules for the subsequent three-years period. The respect of this timetable by AGCom is necessary to grant regulatory predictability.

However, this regulatory review process is not always carried out following the required schedule. For example, the third round of Market Analyses for the access markets was expected to be concluded by of the end of 2012, in order to set the rules for the following period 2013-2015, AGCom launched the third review of the fixed access markets in September 2012, in order to set wholesale access fees for both copper and fiber-based services for the 2013-2015 period. However, at the beginning of 2013, AGCom decided only to set the access fees for 2013, while postponing the decision regarding the 2014-2016 access fees to a separate proceeding. This approach has created a high level of uncertainty for market operators.

In addition, AGCom launched the fourth round of Market Analyses for mobile termination rates only in January 2014 and the schedule for fixed termination rates Market Analysis is not yet decided.

Regulatory uncertainty and regulatory changes imposed on us can have not only an adverse effect on our revenues, but can also make it difficult to take important decisions on investments. Regulation is a key factor in evaluating the likelihood of return on investments and therefore in deciding where to invest limited resources.

For example, the Council of State (Consiglio di Stato) published a number of judgments on fixed and mobile termination rates, as well as on wholesale access prices: according to these judgments, AGCom is conducting a review of already established decisions, potentially leading to a change in the regulation and/or in prices, even with retroactive effects.

Also the Italian Competition Authority (Autorità Garante per la Concorrenza ed il Mercato—AGCM) may intervene in our business, setting fines and/or imposing changes in our service provision operating processes and in our offers. As an example, on March 27, 2013, AGCM initiated a proceeding about an alleged anti-competitive agreement among the companies providing network maintenance services to Telecom Italia, possibly aimed to artificially raise the underlying costs. Subsequently, AGCM extended the proceeding to Telecom Italia in order to determine whether Telecom Italia is involved in the agreement.

Item 3. Key Information	Risk Factors

In addition there is currently political debate in Italy about Access Network separation which could potentially lead to significant changes in Telecom Italia’s organization, as well as in the Italian regulatory framework. The questions around this debate and the potential separation of the Access Network has also resulted in uncertainty and until such debate is settled will continue to impact on investment and other decisions made by the Company.

Our Brazilian Business Unit also is subject to extensive regulation. Our international operations, therefore, confront similar regulatory issues as we face in Italy, including the possibility for regulators to impose obligations and conditions on how we operate our businesses in Brazil as well as taking decisions that can have an adverse effect on our results, including setting, and in particular, reducing the mobile termination rates we can charge. As a result, the decisions of regulators or the implementation of new regulations in Brazil and the costs of our compliance with any such decisions or new regulations, may limit our flexibility in responding to market conditions, competition and changes in our cost base which could individually or in the aggregate, have a material adverse effect on our business and results of operations.

In Brazil we operate under authorizations granted by the competent authorities. As a result, we are obliged to maintain minimum quality and service standards. Our failure to comply with all the requirements imposed by Anatel and by the Brazilian Government may result in the imposition of fines or other government actions, including the suspension of the service commercialization for a given period.

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

For further information regarding the matters discussed above and other aspects of the regulatory environments in which Telecom Italia Group’s businesses operates, see “Item 4. Information on the Telecom Italia Group—Item 4.3. Regulation”.

We operate under authorizations granted by government authorities.

Many of Telecom Italia’s activities require authorizations from governmental authorities both in Italy and abroad. These authorizations specify the types of services the operating company holding such authorization may provide. The continued existence and terms of our authorizations are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Although authorization renewal is not usually guaranteed, most authorizations do address the renewal process and terms that, however, may be affected by political and regulatory factors.

Many of these authorizations are revocable for public interest reasons. In addition, TI’s current authorizations to provide networks and services require to satisfy certain obligations, including minimum specified quality levels, service and coverage conditions. Failure to comply with these obligations could result in the imposition of fines or even in the revocation or forfeiture of the authorization. In addition, the need to meet scheduled deadlines may require Telecom Italia to expend more resources than otherwise budgeted for a particular network build-out.

Additional authorizations may also need to be obtained if we expand our services into new product areas, and such authorizations may be related to auctions (e.g. in the assignment of spectrum right of use) or otherwise prove expensive or require significant cash outlays, or have certain terms and conditions, such as requirements related to coverage and pricing, with which we may not have previously had to comply. If we are unable to obtain such authorizations within the expected timeframe, at a commercially acceptable cost, or if the authorizations include onerous conditions, it could have a material adverse effect on our business, financial condition and results of operations.

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.3779, using the last noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2013.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2009 to 2013 and for the beginning of 2014 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2009	1.5100	1.2547	1.3936	1.4332
2010	1.4536	1.1959	1.3262	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779
2014 (through April 4, 2014)	1.3927	1.3500	1.3707	1.3704

Monthly Rates	High	Low	Average(1)	At Period end
October 2013	1.3810	1.349	1.3646	1.3594
November 2013	1.3606	1.3357	1.3491	1.3606
December 2013	1.3816	1.3552	1.3708	1.3779
January 2014	1.3682	1.3500	1.3618	1.3500
February 2014	1.3806	1.3507	1.3665	1.3806
March 2014	1.3927	1.3731	1.3831	1.3753
April 2014 (through April 4, 2014)	1.3804	1.3704	1.3744	1.3704

(1)	Average of the rates for each month in the relevant period.

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

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data set forth below is consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2013, 2012, 2011, 2010 and 2009, which have been extracted or derived, with the exception of amounts presented in U.S. dollars, financial ratios and statistical data, from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS as issued by IASB and which have been audited, with respect to 2013, 2012, 2011 and 2010, by the independent auditor PricewaterhouseCoopers S.p.A., which replaced Reconta Ernst & Young S.p.A., as part of the normal required rotation of auditors. 2009 was audited by the independent auditor Reconta Ernst & Young S.p.A.

In 2013, the Group applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2013, described in the “Note—Accounting Polices” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 3. Key Information	Selected Financial And Statistical Information

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2013(*)	2013(*)	2012(*)(**)	2011(*)(**)	2010(*)(**)	2009(*)(**)
	(millions of U.S. dollars, except percentages, ratios, employees and per share amounts)(1)	(millions of euros, except percentages, ratios, employees and per share amounts)
Separate Consolidated Income Statement Data:
Revenues	32,253	23,407	25,759	26,772	26,781	26,894

Operating profit (loss)	3,745	2,718	1,709	(1,190)	5,748	5,493

Profit (loss) before tax from continuing operations	733	532	(293)	(3,253)	3,765	3,339

Profit (loss) from continuing operations	(798)	(579)	(1,379)	(4,676)	3,250	2,218
Profit (loss) from Discontinued operations/Non-current assets held for sale	470	341	102	310	322	(622)

Profit (loss) for the year	(328)	(238)	(1,277)	(4,366)	3,572	1,596

Profit (loss) for the year attributable to owners of the Parent(2)	(929)	(674)	(1,627)	(4,811)	3,118	1,581

Capital Expenditures	6,063	4,400	4,639	5,556	4,398	4,543

Financial Ratios:
Operating profit (loss)/Revenues (ROS)(%)	11.6%	11.6%	6.6%	n.s.	21.5%	20.4%
Ratio of earnings to fixed charges(3)	1.27	1.27	0.84	(0.53)	2.68	2.51

Employees, average salaried workforce in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	59,527	59,527	62,758	63,137	66,439	69,964
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	15,815	15,815	15,806	15,232	3,711	2,168

Basic and Diluted earnings per Share (EPS)(4):
Ordinary Share	(0.04)	(0.03)	(0.08)	(0.25)	0.16	0.08
Savings Share	(0.04)	(0.03)	(0.08)	(0.25)	0.17	0.09
Of which:
From continuing operations:
Ordinary Share	(0.07)	(0.05)	(0.09)	(0.27)	0.15	0.11
Savings Share	(0.07)	(0.05)	(0.09)	(0.27)	0.16	0.12
From Discontinued operations/Non-current assets held for sale:
Ordinary Share	0.03	0.02	0.01	0.02	0.01	(0.03)
Savings Share	0.03	0.02	0.01	0.02	0.01	(0.03)

Dividends:
per Ordinary Share(5)	—	—	0.020	0.043	0.058	0.050
per Saving Share(5)	0.0379	0.0275	0.031	0.054	0.069	0.061

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2013	2013	2012	2011	2010	2009
	(millions of U.S. dollars, except employees)(1)	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total assets	96,756	70,220	77,555	83,886	89,040	86,267

Equity:
Equity attributable to owners of the Parent	23,508	17,061	19,378	22,790	28,819	25,952
Non-controlling interests	4,306	3,125	3,634	3,904	3,736	1,168

Total Equity	27,814	20,186	23,012	26,694	32,555	27,120

Total Liabilities	68,942	50,034	54,543	57,192	56,485	59,147

Total equity and liabilities	96,756	70,220	77,555	83,886	89,040	86,267

Share capital(6)	14,611	10,604	10,604	10,604	10,600	10,585

Net financial debt(7)	38,501	27,942	29,053	30,819	32,087	34,747

Employees, number in the Group at year-end, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	65,623	65,623	83,184	84,154	84,200	71,384
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)	16,575	16,575	—	—	—	2,205

	As of December 31,
	2013	2012	2011	2010	2009
	(thousands)
Statistical Data:
Domestic (Italy) Business Unit
Physical accesses(8)	20,378	21,153	21,712	22,122	22,256
Of which physical accesses (retail)	13,210	13,978	14,652	15,351	16,097
Broadband accesses	8,740	8,967	9,089	9,058	8,741
Of which retail broadband accesses	6,915	7,020	7,125	7,175	7,000
Mobile lines	31,221	32,159	32,227	31,018	30,856

Brazil Business Unit
Mobile lines	73,417	70,362	64,070	51,015	41,102

(*)

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), during the fourth quarter of 2013, the Sofora—Telecom Argentina group was treated as Discontinued operations/Non-current assets held for sale. As a result of such treatment, prior years have been restated.

(**)

Starting from 2012, the Telecom Italia Group early adopted and retrospectively applied revised IAS 19 (Employee Benefits); therefore, the comparative figures for 2011 and 2010 were restated on a consistent basis. The adoption of IAS 19 did not have any effect on the Group’s statement of financial position other than for certain reclassifications under “Equity”. 2009 data was not restated for the adoption of IAS 19 as the company considered the impact immaterial.

(1)	For the convenience of the reader, Euro amounts for 2013 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2013, of €1.00 =1.3779 U.S.$.

(2)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means Telecom Italia S.p.A.

Item 3. Key Information	Selected Financial And Statistical Information

(3)

Due to the loss in 2012 and in 2011, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of 339 million euros in 2012 and 3,226 million euros in 2011 to achieve a coverage of 1:1. For purposes of calculating the ratio of “earnings to fixed charges”:

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

–

an estimate of the interest within rental expense for operating leases. This component is estimated to equal  1/3 of rental expense, which is considered a reasonable approximation of the interest factor.

The calculation of the ratio of earnings to fixed charges excludes discontinued operations. However the impact on the ratio from the inclusion of the interest expenses related to discontinued operations would be immaterial.

(4)

In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Group’s profit (loss) available to shareholders by the weighted average number of shares outstanding during the year, including the Telecom Italia shares related to the Mandatory Convertible Bonds issued by Telecom Italia Finance S.A. in November 2013 and excluding treasury shares. Since Telecom Italia has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of 0.55 euros per share above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

–

Ordinary Shares was 13,571,392,501 for the year ended December 31, 2013 (such number includes also the ordinary shares expected to be issued by Telecom Italia upon the conversion of the mandatory convertible bonds issued by Telecom Italia Finance S.A.), 13,277,621,082 for the year ended December 31, 2012, 13,264,375,078 for the year ended December 31, 2011, 13,239,883,276 for the year ended December 31, 2010 and 13,220,792,908 for the year ended December 31, 2009;

–	Savings Shares was 6,026,120,661 for the years ended December 31, 2013, 2012, 2011, 2010 and 2009.

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

(5)

Subject to approval, at the Annual Shareholders’ Meeting to be held on April 16, 2014, Telecom Italia’s dividend coupons for its Savings Shares for the year ended December 31, 2013, will be clipped on April 22, 2014, and will be payable from April 25, 2014.

(6)	Share capital represents share capital issued net of the accounting par value of treasury shares; accounting par value is the ratio of total share capital and the number of issued shares.

(7)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2013—5.2.3 Non-GAAP Financial Measures”.

(8)	Physical accesses include Broadband accesses.

Item 3. Key Information	Dividends

3.4    DIVIDENDS

The determination of our future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to our earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time.

The following table sets forth the dividends per Ordinary Share and per Savings Share declared by Telecom Italia with respect to each of the last five fiscal years and the aggregate dividends paid in such years. Actual dividends paid are rounded to the nearest whole cent. No ordinary share dividend is being paid for the year ended December 31, 2013.

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)
2009	0.0500	0.0619	667.16	0.0610	0.0755	367.59
2010	0.0580	0.0846	775.48	0.0690	0.1006	415.80
2011	0.0430	0.0563	575.30	0.0540	0.0707	325.41
2012	0.0200	0.0260	267.59	0.0310	0.0403	186.81
2013(2)	—	—	—	0.0275	0.0377	165.72

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. For the year ended December 31, 2013, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on April 4, 2014.

(2)

Subject to approval at the Annual Shareholders’ Meeting to be held on April 16, 2014. Telecom Italia’s dividend coupons for its Savings Shares for the year ended December 31, 2013, will be clipped on April 22, 2014, and will be payable from April 25, 2014.

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

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

4.1    BUSINESS

4.1.1    BACKGROUND

The legal and commercial name of the company is Telecom Italia S.p.A. Telecom Italia is a joint-stock company established under Italian law on October 29, 1908, with registered offices in Milan at Piazza degli Affari 2. The telephone number is +39 (02) 85951. The company is recorded in the Milan Companies Register at number 00488410010, in the R.E.A. (Repertorio Economico Amministrativo) at number 1580695 and in the R.A.E.E. (Rifiuti di Apparecchiature Elettriche ed Elettroniche) register at number IT08020000000799.

Our Depositary in New York (JP Morgan Chase) is presently located at 4 New York Plaza, New York, New York 10004.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

Our largest shareholder is Telco S.A. (“Telco”). The investors in Telco include Assicurazioni Generali S.p.A. (“Generali”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca”) and Telefónica S.A. (“Telefónica”).

As at December 31, 2013, Telco voting rights were held by Generali (30.58%), Intesa Sanpaolo (11.62%), Mediobanca (11.62%) and Telefónica (46.18%).

See “Item 7. Major Shareholders and Related-Party Transactions” for a description of the existing shareholder arrangements.

4.1.2    DEVELOPMENT

On November 7, 2013, Telecom Italia presented its 2014–2016 Plan. The 2014-2016 Plan sets out the primary strategic objectives of the Telecom Italia Group for the next three years as well as a number of strategic priorities to achieve these objectives.

For more details, please see “4.1.7 Updated Strategy”.

4.1.3    BUSINESS

The Group operates mainly in Europe, South America and the Mediterranean Basin.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The operating segments of the Telecom Italia Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil) and according to the specific businesses for the other segments.

The principal changes in the scope of consolidation in 2013 are as follows:

•

Sofora—Telecom Argentina group: on November 13, 2013, Telecom Italia accepted the offer of Fintech Group for the acquisition of the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. Consequently, in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) the Business Unit Argentina was classified as discontinued operations (Discontinued operations/Non-current assets held for sale) and is no longer separately presented. For further details, please see “4.2.5 Discontinued Operations/Non-current Assets Held For Sale (Sofora—Telecom Argentina group)” and “Item 5. Operating And Financial Review And Prospects—5.2 Results Of Operations For The Three Years Ended December 31, 2013—Discontinued Operations/Non-current Assets Held For Sale (Sofora—Telecom Argentina group)”;

•

MTV group—Media: on September 12, 2013 Telecom Italia Media and Viacom International Media Networks (VIMN) finalized the sale of 51% of MTV Italia S.r.l. and of its wholly-owned subsidiary MTV Pubblicità S.r.l. As a result, these companies are no longer consolidated;

Item 4. Information On The Telecom Italia Group	Business

•

La7 S.r.l.—Media: on April 30, 2013, after authorization for the sale was received, as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication. As a result, the company was excluded from the scope of consolidation.

The principal change in the scope of consolidation in 2012 was:

•	Matrix—Other Operations: the company was sold on October 31, 2012, and consequently excluded from the consolidation area.

For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2013—5.2.2. Business Segments” and “Note—Form, Content and Other General Information” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

Telecom Italia is one of three mobile operators authorized to provide services using GSM 900 technology in Italy and one of three operators authorized to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS authorization and providing third-generation telephony services in Italy and it is one of the three operators that acquired a 800MHz spectrum in 2011 to provide 4G Service in Italy.

At December 31, 2013 the Telecom Italia Group had approximately 13.2 million physical accesses (retail) in Italy, a decrease of 0.8 million compared to December 31, 2012, within a market context characterized by a continuing trend of customers replacing fixed lines with mobile, resulting in a continuing fall in fixed line accesses.

The Wholesale customer portfolio in Italy remained at 7.2 million accesses for telephone services at December 31, 2013 (stable compared to December 31, 2012).

The broadband portfolio in Italy was 8.7 million accesses at December 31, 2013 (consisting of approximately 6.9 million retail accesses corresponding to a market share of approximately 50% and 1.8 million wholesale accesses), a decrease of approximately 0.2 million compared to December 31, 2012.

In addition, the Telecom Italia Group had approximately 31.2 million mobile telephone lines in Italy at December 31, 2013, a decrease of approximately 0.9 million compared to December 31, 2012.

Brazil Business Area

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS and GSM technologies. Focus is also on continued 2G and 3G expansion while 4G roll-out has begun. Moreover, with the acquisitions of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the portfolio of services has been expanded by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

At December 31, 2013, the Telecom Italia Group had 73.4 million mobile telephone lines in Brazil (70.4 million at December 31, 2012).

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2013

For a description of disposals and acquisitions of significant equity investments in 2013 please see “Note —Scope of consolidation” and “Note—Investments” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 4. Information On The Telecom Italia Group	Business

4.1.5    RECENT DEVELOPMENTS DURING 2014

For a description of other recent developments please see “Item 8. Financial Information—8.2 Legal Proceedings” and “Note—Events Subsequent to December 31, 2013” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.6    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2013:

(*)	Main subsidiaries: Telecom Italia S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., TI Digital Solutions S.p.A., HR Services S.r.l. and TI Information Technology S.r.l.

For further details about companies which are part of the various Business Units, please see “Note—List of companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

For the revenues, operating profit (loss) and number of employees of the Telecom Italia Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.2 Results of operations for the three years ended December 31, 2013—5.2.5 Business unit financial data”.

4.1.7    UPDATED STRATEGY

Strategic Priorities and Objectives for the 2014–2016 Plan

On November 7, 2013, Telecom Italia presented its updated 2014–2016 Plan, which envisages:

•	a strong focus on investments relating to innovative networks and services, in order to enable the evolution of the telecommunication business model;

•	stabilization of revenues in the Domestic (Italy) business unit, as well as, maintaining revenue growth in Brazil;

•	operating expenses efficiency both in Italy and in Brazil;

•

certain extraordinary transactions intended to strengthen the Group’s financial position, including issuing mandatory convertible bonds, the disposal of the stake in the Sofora—Telecom Argentina group, and other transactions to exploit the value of certain of its assets (transmission towers in Italy and in Brazil and TI Media broadcasting infrastructure); and

•	continued deleveraging.

Item 4. Information On The Telecom Italia Group	Business

Moreover, the Plan includes the following strategic priorities over the next three years:

Domestic market

Strong increase in UBB (UltraBroadband) deployment aimed at achieving a distinctive market positioning:

•	changing the mix between innovative and traditional capital expenditures to sustain faster UBB deployment and move to adjacent sectors such as content and entertainment, IT services;

•	delayering network architecture to gain operational flexibility and reduce running costs; and

•	accessing public funds to accelerate fiber deployment in areas with lower market potential.

Revenue stabilization:

•

stabilize the revenue trend for traditional services: revenue Market Share defense in a more rational TLC arena; focus on Telecom Italia + TIM distinctive convergent approach; clients segmentation and flat tariffs; offerings targeted to specific “Purchasing Groups” (e.g. Families, Corporates, Employees);

•

foster growth of innovative services: Fixed-Mobile convergence; lever on multidevice approach and foster on BYOD (Bring Your Own Device) strategy to accelerate penetration in business segment; faster UBB development; and

•

exploit new revenue streams both in Consumer (enrich UBB with video content, entertainment, advertising) and Business segment (cloud and machine to machine, digital Public Administration and e-health).

Operating expenses efficiency:

•	foster and streamline through stronger divisional responsibility;

•	industrial costs optimization;

•	enhance multi-channel approach and carefully manage Subscriber Acquisition Cost (SAC) policy so tightly linked to revenues;

•	increase productivity through process internalization; and

•	zero-based budget model on General & Administrative costs.

Brazil

Maintain quality and increase focus on innovative components to capture the full potential of data:

•	increase network capital expenditures to fully serve 3G now and progressively 4G; higher focus on network infrastructure and efficiency in terms of quality and coverage;

•	continuous deployment of fiber (FTTS) to support data traffic growth; and

•	full deployment of Radio Access Network sharing opportunities.

Maintain revenue growth through:

•

traditional services: exploit further opportunities in fixed to mobile substitution; focus on quality; postpaid continuous growth, better customer mix; continuous offer evolution backed by innovative approach and attitude and consistent track record, stabilize fixed-segment revenue; and

•

innovative services: exploit Brazilian internet market potential; focus on coverage strenghthening; focus on 3G for now and progressively on 4G; focus on quality; lever on smartphone as data penetration enabler.

Operating expenses efficiency—Leaner organization, focus on internal processes and strict cost control:

•	commercial: low SAC, keeping payback (SAC/ARPU) under control and bad debt stable at low levels; and

•	network: increasing Minutes of Use with stable leased lines costs; proprietary infrastructure deployment; Radio Access Network sharing opportunity.

There can be no assurance that these objectives will actually be achieved. See “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.”.

Item 4. Information On The Telecom Italia Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the Telecom Italia Group as of April 8, 2014:

Item 4. Information On The Telecom Italia Group	Business

4.2    BUSINESS UNITS

4.2.1    DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

The Domestic Business Unit is organized as follows as of December 31, 2013:

(*)	Main subsidiaries: Telecom Italia S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., TI Digital Solutions S.p.A., HR Services S.r.l. and TI Information Technology S.r.l.

The principal operating and financial data of the Domestic Business Unit are reported according to two Cash-generating units (“CGU”):

•	Core Domestic: includes all telecommunications activities within the Italian market. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

•

Consumer: comprises the aggregate of voice and Internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets and also public telephony;

•

Business: expanded as of the beginning of 2013 to include Top customers, the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;

•

National Wholesale: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

•	Other (support structures): includes:

•

Technology & IT: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding customer services in addition to the development and operation of information services;

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

Consumer customers are managed by several channels focused on volume and value acquisitions, including:

•

the “Push” Channel consisting of an outbound telephone channel called “Telesales” with a network of 23 partners having a total of 3,500 operators supported by 21 Telecom Italia employees and the “Agent” channel with a network of 40 partners with 800 sales agents assisted by 21 Telecom Italia employees. In addition to these partners, there is the “International Ethnic” channel, a network of 26 partners focused on International prepaid card services and associated traffic packages. An additional 52 Telecom Italia employees support push sales channels in the following Headquarters areas: Development and Sales Process Management;

•

the “Pull” channel: consisting of the retail network of shops, dealers and large retailers, amounting to a total of approximately 5,800 retail points of sale (at December 31, 2013). Points of sale are geographically widespread and they are of different types: direct (flagship stores and 4G mall stores); franchisee; monobrand; multibrand; organized and specialized large-scale distribution.

In addition to these partners, distribution also is done through the “Public Telephone” channel, consisting of 15 technical partners in order to provide maintenance and other related services.

•	Business

Business customers are managed by a single Sales Unit which includes both a direct and indirect sales channel. The Sales Channel is organized in five different segments. One is dedicated to Top Customers, which includes the most important Private and Public Sector companies and is managed only through the direct sales channel. The remaining four manage Strategic, Large and Small customers at the regional level and include both the indirect and direct sales channels.

•	Indirect Sales Channel

The business distribution channels are made up of:

•	“BP—Business Partner” channel (approximately 80): a network focused on standard offers with about 1,500 agents;

•	“VAR—Value Added Reseller” channel (approximately 70): a network organized geographically focused on VAS and ICT products with 250 agents and 400 ICT Professionist;

•	Outbound Call Center: 11 partners focused on specific canvass and customer loyalty activities;

•	Senior Agent: 143 Agents focused on medium enterprise customers; and

•	Shops: some specific shops (approximately 2,600) offering business products and assistance (14 Key Account).

•	Direct Sales Channel

At the end of 2013 around 650 sales staff had a dedicated portfolio to manage and develop, supported by pre sales and post sales teams. The main activities include:

•	offering the whole range of services (fixed voice and mobile, data, ICT services and products); and

•	providing support and assistance to the customer.

Item 4. Information On The Telecom Italia Group	Business

•	National Wholesale Services

The National Wholesale Services (“NWS”) division manages relationships with approximately 300 other telco operators, who can be both customers and competitors of Telecom Italia. These customers purchase Telecom Italia network and professional services to build services for their own customers.

In order to ensure complete management of the relationship with customers, the NWS Department is organized to cover all stages of the process:

•	analysis of technological innovation, for New Products and Service Innovation Marketing;

•	analysis of business evolution in the wholesale market, for Marketing development;

•

definition of the offer for wholesale regulated services, such as Interconnection, Data Services, Access Services; the offer is developed by the marketing group according to conditions and rules set by National and European Authorities;

•	sales through direct vendors, which are supported by presales and project managers; they are organized into two Commercial Local Areas for the North, Centre and South of Italy;

•	contracts definition and disputes solution through specialized personnel;

•	billing, credit and administrative activities, revenue integrity control; and

•	caring and business process reengineering.

The NWS department is set up as an independent department, which allows Telecom Italia, along with other conditions (accounting separation, compliance with the resolutions of the Authorities) to manage transparency and fairness in its relationship with other operators, as well as compliance with all regulatory requirements.

❖    CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2013	2012	2011
DOMESTIC FIXED
Physical accesses (thousand)(1)	20,378	21,153	21,712
Of which retail physical accesses (thousand)	13,210	13,978	14,652
Broadband accesses in Italy at year-end (thousand)(2)	8,740	8,967	9,089
Of which retail broadband accesses (thousand)	6,915	7,020	7,125
Network infrastructure in Italy:
access network in copper (millions of km—pair, distribution and connection)	114.9	114.5	112.2
access and carrier network in optical fiber (millions of km—fiber)	6.7	5.7	4.6
Network infrastructure abroad:
European backbone (km of fiber)	55,000	55,000	55,000
Mediterranean (km of submarine cable)	7,500	7,500	7,500
South America (km of fiber)	30,000	30,000	30,000
Atlantic (km of submarine cable)	15,000	15,000	15,000
Total traffic:
Minutes of traffic on fixed-line network (billions):	91.2	101.8	108.9
Domestic traffic	75.8	85.9	93.3
International traffic	15.4	15.9	15.6
DownStream and UpStream traffic volumes (PBytes):	2,533	2,202	1,937
DOMESTIC MOBILE(3)
Number of lines at year-end (thousand)	31,221	32,159	32,227
Change in lines (%)	(2.9)	(0.2)	3.9
Churn rate (%)(4)	30.4	26.6	21.9
Total outgoing traffic per month (millions of minutes)	3,581	3,664	3,633
Total average outgoing and incoming traffic per month (millions of minutes)	5,084	4,921	4,843
Mobile browsing volumes (PBytes)(5)	98.1	93.1	75.9
Average monthly revenues per line(6) (euro)	13.1	15.5	17.4

Item 4. Information On The Telecom Italia Group	Business

(1)	Excludes full-infrastructured OLOs and WIMAX.

(2)	Excludes LLU and NAKED, satellite and full-infrastructured OLOs, and WIMAX.

(3)

Following review of the systems that manage our Mobile Customer base, it was decided there was a need to update technical configuration and clarify our corporate regulations on rechargeable SIM card extensions (beyond the initial timeline following first activation of 13 or 24 months according to the offering). The Company set up a specific working group to verify and update the framework of rules (“Guidelines”) that govern the reasons for rechargeable SIM card extensions, with a focus on the reasons for the top-up. The working group established that the only general criterion that could result in the extension of the life of SIM cards concerns sales or after-sales marketing cases, explicitly requested by the customer (free of charge or for-pay), or events resulting in charges to the cards. In application of this criterion, the Guidelines and internal procedures relating to the SIM card extensions were updated. The activities to regularize (including deactivation of) 470,000 SIM cards which were still active at September 30, 2013 as a result of extensions not compliant with the criteria set forth in the new Guidelines were completed at December 31, 2013. The working group continues monthly monitoring and regularization, according to the new guidelines, of the additional rechargeable SIM cards subject to automatic extensions not compliant with said Guidelines.

(4)	The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(5)	National traffic excluding roaming.

(6)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2013 that may have a significant impact on the operation of the Domestic Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

The market

•

The Italian TLC market continues to be highly competitive with significant use of pricing as a lever—an extremely intense strategy during 2013—which has led to an ongoing decline in the traditional service components, particularly voice service.

•

In this environment, the key element in the evolution of the market continues to be the increased penetration of broadband, particularly mobile, also facilitated by the greater spread of next-generation handsets, though this is gradually slowing.

•

The development of broadband has also led to an evolution towards increasingly complex competition, with more inter-relationships between players of different markets. This has opened the field to competition from non-traditional operators (in particular Over the Top companies—OTTs—and producers of electronic and consumer devices), as well as giving telecommunication operators the opportunity to develop new “over the network” services (mainly in the IT and Media fields).

•

For the telecommunications operators, in addition to the core competition with the other traditional operators in the sector (including mobile virtual operators (MVOs)), which has confirmed its greater quantitative impact on market trends, there has been increased competition from OTTs and device producers which take advantage of their full understanding of the evolution of consumer trends, consumer electronics and software environments and which operate entirely in the digital world, basing their behavior on competition approaches that are completely different to those of TLC players.

•	Over time, therefore, the legacy telecommunications operators’ business models are changing to meet the challenges from the new entrants and to exploit new opportunities:

•

in Media, broadcasters, who are vertically integrated players, continue to dominate the scene; however, with the Web becoming increasingly important as a complementary distribution, they are increasingly under pressure from consumer electronics companies and OTTs;

Item 4. Information On The Telecom Italia Group	Business

•

in the Information Technology market, the decline in revenues is driving the various players towards the cloud computing “growth oasis”, with the goal of developing and protecting their market shares in their core business. Nevertheless, telecommunications operators are expected to strengthen in this sector, including through partnerships;

•

in the Consumer Electronics market, producers can develop services that can be used through the Internet, building on handset ownership and management of the user experience, breaking the relationship between customers and TLC operators and competing with the media and OTTs, thanks to game consoles and set-top boxes, for the role of net enabler through the living room screen;

•	OTTs have, for some time now, been leading the transformation of the methods of use of TLC services (including voice), increasingly integrating them with Media and IT.

Conversely with regard to the positioning of the telecommunications operators in converging markets, there are a number of aspects at different levels of development:

•	initiatives involving innovative services in the IT market, specifically in Cloud services;

•	new wireless applications (e.g. Mobile Advertising, Machine to Machine);

•	significant presence as enablers of online digital content use on the living room screen using OTT TV multidevice solutions.

Competition in Fixed-Line Telecommunications

The fixed-line telecommunications market continues to see a significant decline in voice revenues due to the reduction in rates and the progressive shift of voice traffic to mobile. In recent years all the operators have attempted to at least partially counter this by concentrating mainly on the ability to innovate their offering by developing the penetration of ADSL and introducing bundled voice, broadband and services deals (double play), in a highly competitive environment with consequent pricing pressure.

The evolution of the competitive product offering has also been influenced by consolidation, among competitors, of an approach based on the control of infrastructure (above all Local Loop Unbundling—LLU). The main fixed operators are now also offering mobile services, including as MVOs.

In 2013, the migration of customers from fixed-line to mobile telephony services continued, as well as the migration to alternative communications solutions (Voice Over IP, messaging, e-mail and social network chat) also due to the widespread diffusion of personal computers. For years, both for private consumers and small and medium businesses, mature traditional voice services have been replaced by value-added content and services based on the Internet protocol. This shift has been facilitated by the use of the Internet and changes in user preferences, by the spread of broadband, personal computers and other connected devices, and by the quality of the service.

Competition in the Italian fixed telecommunications market is characterized by the presence, in addition to Telecom Italia, of a number of operators such as Wind-Infostrada, Fastweb, Vodafone-TeleTu, BT Italia and Tiscali, that have different business models focused on different segments of the market.

At the end of 2013, Telecom Italia’s fixed accesses in Italy numbered approximately 21.0 million, down from 2012. The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share.

In the broadband market, at December 31, 2013 fixed broadband customers in Italy reached a penetration rate on fixed accesses of about 66%.

The spread of broadband is driven not only by the penetration of personal computers, but also by the growing demand for speed and access to new IP based services (Voice over IP, Content—particularly Video, social networking services, etc.). In 2013, however, the gradual slowdown in growth of the fixed-line broadband market continued, due both to a general tendency of operators to concentrate on the growth of flat-rate plans (dual play) with higher added value and to the continuing weak macroeconomic environment.

Item 4. Information On The Telecom Italia Group	Business

The decline continued in revenues from the data transmission segment, which suffered the effects of competition that has led to a reduction in average prices.

Competition in Mobile Telecommunications

The mobile market, although saturated and mature in its traditional component of voice services, continues to slightly increase the number of mobile lines, driven by multiSIM/multidevice customers and in non-human lines (at December 31, 2013, mobile lines in Italy numbered about 97 million down by about 0.5% over 2012 with a penetration rate of approximately 162% of the population).

The decreasing trend in revenues from components of traditional service such as voice and messaging continues, as these components are impacted by the harsh competition among TLC operators using pricing as a lever—an extremely intense strategy during 2013—as well as the growing expansion of “communication apps”. Mobile Broadband continues to grow, though at slower rates than in previous years. Though it is unable to offset the drop in revenues from traditional services, it represents the main strategic and business opportunity for the mobile TLC industry, also due to the launch of LTE Ultra Broadband.

In 2013, the growth in mobile broadband customers continued, both large and small screen, with a high penetration rate on mobile lines, especially as a result of the increasing spread of smartphones and tablets.

Alongside innovative services that have already been introduced and are under full-scale development, as in the case of mobile apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as machine to machine and mobile payment.

Competition in the Italian mobile telecommunications market is dominated by Telecom Italia and also by the other operators who own their networks (Vodafone, Wind, H3G) which are focused on different segments of the market or have different strategies.

In addition to these operators, the field also includes MVOs, of which PosteMobile is the most important player. These operators currently have a limited share of the market, but continue to enjoy significant growth compared to network operators.

Developments in 2014

The initial developments of 2014, in line with the 2014-2016 Plan, confirm a cooling of competition in the Mobile sector. However, through the first three months of 2014 we have seen greater dilution of voice ARPU in the Italian domestic market, both Mobile and Fixed, due to the repositioning of the customer base towards bundle offers that will allow—against a short-term reduction in profitability—greater stabilization of expenditure and churn in the medium to long term. On the Fixed market this trend is also dictated by the need to respond, with commercial pricing actions, to competitive pressure, which has been greater than expected.

Despite greater pressure on the ARPU and the uncertainty regarding stability of our Revenues, a gradual recovery of our operating performance is expected for the current year in keeping with the dynamics of the 2014-2016 Plan.

Item 4. Information On The Telecom Italia Group	Business

4.2.2    BRAZIL

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS and GSM technologies. Moreover, with the acquisitions of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP (now merged into Tim Celular S.A.), the portfolio of services includes offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

The Tim Brasil group’s services cover an area which includes around 95% of Brazil’s urban population. Tim Brasil group has approximately 73.4 million mobile lines which covers each of the Brazilian states and the Federal District. As of December 31, 2013, the market combined penetration reached approximately 136.4% of the Brazilian population and its combined market share totaled approximately 27.1%.

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

The table below sets forth, for the periods indicated, the number of mobile lines of the Brazil Business Unit:

	As of and for the years ended December 31,
	2013	2012	2011
Number of lines at year-end (thousands)	73,417	70,362	64,070
MOU (minutes/months)(*)	147.7	135.8	128.6
ARPU (Reais)	18.6	19.1	21.4

(*)	Net of visitors.

❖	MARKETING

During 2013, Tim Brasil intensified promotional activity on voice plans and further expanded data services.

At the same time, a consistent work of consolidation of the Liberty and Infinity plans was implemented, strengthening the concept of “smartchoice”, with relevant benefits for consumers. Tim Brasil’s main plans and services on said platforms are:

•

Infinity (prepaid): the customer is charged per call of unlimited duration to TIM numbers and local fixed telephones; for SMS and mobile Internet services, clients are charged for day of use, and services are provided without limit;

•	Infinity TRI (prepaid in Rio Grande do Sul): customers from Rio Grande do Sul are charged per day of use for voice (to TIM numbers and local fixed telephones), SMS and mobile Internet services;

Item 4. Information On The Telecom Italia Group	Business

•	TIM Beta (prepaid): limited plan addressed to young consumers, charged per day for voice (to TIM numbers), SMS and mobile Internet services;

•

Liberty: for a monthly flat fee, the customer has unlimited talk time with any number on the TIM network, with no restriction on the number or duration of calls. Also, they may add further advantages to this plan using the Liberty Rádios plan to talk without limit to any radio user (SME), without deduction from its package of minutes;

•	Liberty Controle: for a fixed rate every month, the customer has unlimited talk time with any number on the TIM network, and also receives bonuses related to other out of network calls and services;

•

Liberty Web Light, Tablet, Modem and Modem Plus: post-paid plans that offer Internet access through dongles (or small pieces of hardware which enable additional functions such as copy protection, audio, video, games, data, or other services) and tablets; and

•

Liberty Web Light Express, Tablet Express, Modem Express and Modem Plus Express: plans that offer Internet access through dongles and tablets, but with the payment by credit card, with possibility of repurchasing.

Moreover, an innovative music service, an application that allows access to millions of songs with affordable prices to customers of the prepaid and postpaid segments, was launched. In addition Tim Brasil launched a plan for the postpaid segment in which the customer pays invoices through a charge to their credit cards, which is convenient for users of the service and also helps in the reduction of debt delinquency.

Gross acquisitions in 2013 amounted to 39.6 million new lines compared to 38.4 million new lines in 2012, an increase of 3.2%. Net additions in 2013 amounted to 3.1 million lines compared to 6.3 million lines in 2012, a decrease of approximately -51% over 2012.

In 2012 Tim Brasil improved its Combo offerings, which consist of different service plans added to free handsets provided to corporate customers (comodato) or sold in installments, focusing on handsets that encourage the use of internet and value added services, such as smartphones, modems and tablets. We continued that approach in 2013, expanding the Combo offer to other minute package plans. Smartphone sales increased substantially in 2012 and in 2013, with Combos holding a strong commercial appeal.

We continued to aggressively pursue larger companies as potential clients, offering, in addition to customized plan pricing, handset options under loan for use contracts.

The following presents a brief summary of certain key elements of our business plans.

•	Liberty Web Empresa Light, Tablet, Modem and Modem Plus: post-paid plans that offer Internet access through dongles and tablets, with possibility of repurchasing.

•	Liberty Web Smart: plan that offers Internet access for a fixed monthly flat fee only if the customer uses the service during the billing month, with possibility of repurchasing.

•

Liberty Web 20MB, 50MB, 100MB, 300MB, 600MB, 1GB and 3GB: plans that charge a fixed R$6.90, R$9.90, R$14.90, R$21.90, R$34.90, R$49.90 and R$69.90 per month, respectively, for mobile phone Internet access, with possibility of repurchasing. These plans provide new service options for certain users without Internet to complete their service portfolio and provide new pricing options for heavy users of data.

•	Liberty Torpedo: plan that offers unlimited SMS to any operator at a fixed monthly rate, only payable in the month used.

❖	DISTRIBUTION

TIM Brasil broadly distributes its SIM cards and prepaid recharges in all states of Brazil, having consolidated its national presence since 2002. The company has over 12,000 points of sale, between Premium stores and resellers (exclusive or multi-brand), also counting on the capacity of large retail chains. TIM Brasil prepaid customers have, in addition to the traditional points of sale, alternative recharging channels, such as supermarkets and newsstands, totaling over 430,000 points all over Brazil. Most devices are sold on credit card and in 12 installments.

Item 4. Information On The Telecom Italia Group	Business

For the corporate market, TIM has over 300 commercial partners focused on servicing small and medium enterprises, as well as a sales team that rely on 60 employees focused on large enterprises.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments which occurred in 2013 that may have an economic impact on the Brazil Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

At the end of 2013, the Brazilian mobile market reached 271.1 million lines; this is 3.5% more than at the end of 2012 and a penetration rate of 136.4% of the population (132.8% in 2012). Net total line increases in 2013 were 9.3 million lines, 10.3 million fewer net lines than in 2012.

4.2.3     MEDIA

Media operates analog and digital broadcasting networks and accessory services for television broadcasting platforms.

Sale of La7 S.r.l.

On April 30, 2013, after authorization for the sale was received as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication, on the terms and conditions announced to the market in March 2013.

The agreement followed the transfer, effective as of September 1, 2012, of a business area consisting of television assets held by Telecom Italia Media S.p.A. to La7 S.r.l., which at the time was a wholly-owned subsidiary of Telecom Italia Media S.p.A.

The broadcaster was sold at a price of approximately 1 million euros. Prior to the transfer of the investment, La7 S.r.l. was recapitalized by Telecom Italia Media S.p.A. in order to ensure that, at the date of the sale, the company had a positive net financial position of no less than 88 million euros. The recapitalization also contributed to giving La7 S.r.l. an agreed equity of 138 million euros.

In connection with the transaction, Telecom Italia S.p.A. waived financial receivables due from Telecom Italia Media S.p.A. in the amount of 100 million euros.

Following a price adjustment the Cairo Communication group paid Telecom Italia Media approximately 5 million euros.

Based on the agreements entered into and also taking account of the expected performance of La7 S.r.l. up to the date of disposal, the losses for the period of La7 of around 125 million euros, before amounts due to Non-controlling interests, were recorded on the Group’s income statement for 2013.

Sale of the MTV group

On September 12, 2013 the sale of 51% of MTV Italia S.r.l. to Viacom was completed, for a consideration of 13.4 million euros, an amount which also takes into account certain working capital adjustments.

As a result of this transaction, Telecom Italia Media waived financial receivables of 9 million euros, due from MTV Italia at the signing date of the agreement.

Lastly, the parties agreed on the long-term renewal of the supply of transmission capacity and services by Telecom Italia Media Broadcasting S.r.l. to MTV Italia S.r.l.

Based on the agreements entered into and also taking into account the expected performance of MTV Italia S.r.l. and MTV Pubblicità S.r.l. up to the date of the sale, losses for the period of MTV Italia S.r.l. and MTV Pubblicità S.r.l. of around 8 million euros, before amounts due to Non-controlling interests, were recorded on the Group’s income statement for 2013.

Item 4. Information On The Telecom Italia Group	Business

As of December 31, 2013, the Business Unit was organized as follows:

At December 31, 2013, the three Digital Multiplexes of Telecom Italia Media Broadcasting cover 95.2% of the Italian population.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2013 that may have an economic impact on Media Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

4.2.4    OLIVETTI

The Olivetti group mainly operates in the manufacture of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

The Business Unit’s markets are mainly in Europe, Asia and South America.

On June 13, 2012 the shareholders of the subsidiary Olivetti I-Jet S.p.A. voted to place the company in liquidation. On July 2, 2013 it was resolved to place the Swiss subsidiary Olivetti Engineering S.A. in liquidation. On November 21, 2013, as part of the liquidation process, Olivetti I-Jet sold to SICPA, a Swiss company with headquarters in Lausanne, the Research and Development business unit which develops technology in the thermal inkjet field.

As of December 31, 2013, the Olivetti Business Unit was organized as follows (the main companies are indicated):

❖	COMPETITION

Competition continues to have an adverse effect on Olivetti revenues. It resulted in lower prices for many products and services reflecting a market subject to significant price pressure. This is also attributable to customers having reduced their IT budget.

4.2.5    DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (SOFORA—TELECOM ARGENTINA GROUP)

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group, held by Telecom Italia and through its subsidiaries Telecom Italia International, Sofora Telecomunicaciones, Nortel Inversora and Tierra Argentea. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), during the fourth quarter of 2013 Telecom Argentina was treated as Discontinued operations/Non-current assets held for sale.

Item 4. Information On The Telecom Italia Group	Business

As of December 31, 2013, the Sofora—Telecom Argentina group was organized as follows (the main companies are indicated):

The operations in Argentina were carried out in two major areas. Voice, data and Internet services (provided through Telecom Argentina) and mobile services (provided through Personal). In Paraguay, there was only a mobile operation (through Núcleo).

❖	MARKETING

Fixed Services

In the Internet business, the brand “Arnet” based its growth in a pricing strategy and lower discounts related to acquisition and retention of customers. Also, the offerings of high speed products were expanded and the content of Arnet Play (the video streaming service of Telecom Argentina) was improved.

The growth in the voice business was driven by the increase in the sale of subscription plans with monthly charges and the sale of Value-Added Services (“VAS”).

During 2013 Telecom Argentina expanded the Broadband and calls bundling, by launching a fixed monthly payment plan that allows making calls from a fixed-line to a mobile phone for residential customers.

Also, the Corporate segment provided converged solutions that integrated voice, data, Internet, multimedia, Information and Communications Technology (“ICT”), datacenter and fixed and mobile applications.

Mobile Services

Personal reinforced its loyalty strategy for both new and existing customers based on a portfolio of plans, packages and services together with a variety of benefits and promotions for its entire customer base. Personal continued with the strategy of inclusion and innovation, enabling widespread access to mobile Internet through the extension and conversion of third-generation networks, offering plans and service packs that include data together with a wide offer of smartphones.

Personal performed commercial actions such as benefits in the recharge of credit and launching new packages of services (“packs”) that simplify and optimize the performance of the plans.

As part of the innovation strategy, Personal consolidated the VAS platform “Personal Games” by offering a new plan that includes the free download of games, and by offering a special promotion related to compatible handsets.

Additionally, Personal Digital Video and Personal Music e- stores were consolidated, with a wide offer of audiovisual and musical content for downloading, from the mobile phone or from the PC. Subscriptions and content via SMS have been boosted, powered by the massification of smartphones.

Item 4. Information On The Telecom Italia Group	Business

On the other hand, Núcleo boosted value-added services, mobile financial services and Internet services in order to increase the consumption of those services by its customers. The content was focused on the youth segment (music, games, sports). In relation to Internet services, Núcleo based its communication campaign on the speed and “Mega Experience”.

❖	DISTRIBUTION

During 2013 the fixed business continued with the implementation of new customer care channels mainly based on the web channel. Use of digital channels was extended by incorporating social network as a channel of customer care.

For residential, SMEs and major customers, the focus remained on upselling and cross-selling actions offering higher value products that suit the needs of customers and generate greater satisfaction with the service.

During 2013 the network of commercial offices of Personal deepened its management model, client counseling and education from the sale of value added products, upgrade of handsets and improved technology.

The indirect channel “Agents” continued to grow, especially by the selling of value added plans and smartphones. Likewise, there was a relocation of point of sales in strategic areas by reducing the total number of Agents and improving productivity.

Also, during 2013 Personal continue to strength the strategic alliance with leading retailers mainly through the strategy of focusing on capturing high value customers.

In the Business segment, a new management model was implemented based primarily on the segmentation of sale executives in three different profiles, in order to focus on goals that are aligned to satisfaction and loyalty, database development and capture of value.

❖	COMPETITION

The telecommunications markets in Argentina and Paraguay continue to show strong demand for new services and higher access speed in a fiercely competitive environment in the different business segments.

Specifically, in the mobile segment in Argentina, Personal is one of three operators offering services at the national level and competes with Claro (America Móvil group) and Movistar (Telefónica group). It is expected Personal will continue to grow above the market average in value but with lower rates of expansion in its customer base, along with the consolidation of Personal leadership strengths: the value-added services (especially mobile Internet), positioning in the youth segment, the social network strategy and the brand association with music.

In Paraguay, Núcleo operates in a market featuring strong competition. Its main competitor is Tigo (Millicom group).

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

For details please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.7 Updated Strategy”, “Item 4. Information on the Telecom Italia Group—4.2.1 Domestic” and “Item 4. Information on the Telecom Italia Group—4.2.2 Brazil” and “Item 4. Information on the Telecom Italia Group—4.2.5 Discontinued Operations/Non-current assets Held for Sale (Sofora—Telecom Argentina group)”.

Item 4. Information On The Telecom Italia Group	Regulation

4.3    REGULATION

The EU regulatory framework

Telecom Italia’s operations in the European Union (“EU”) are subject to the EU framework on telecommunications regulation which includes directives, regulations, recommendations and communications. As such, being a member of the EU, Italy is required to implement directives issued by the EU. Regulations, however, adopted at the EU level have general application and are binding and directly applicable in each EU Member State without the need of further national implementation. Recommendations and communications, on the other hand, are not legally binding although they have to be taken into account by the National Regulatory Authorities.

The European Commission began liberalizing the telecommunications market to competition in the late 1980s and early 1990s. In Italy, as well as in all the main EU Member States, liberalization opened up competition for public voice telephony and public network infrastructure in 1998.

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

The EU regulatory framework obliges National Regulatory Authorities (“NRAs”, in Italy “AGCom”) to run market analyses before imposing appropriate obligations on individual operators having Significant Market Power (“SMP”) according to the specific EU guidelines. A company is deemed to have SMP when, either individually or jointly with others, it enjoys a position equivalent to dominance, that is to say a position of economic strength providing the company itself with the power to behave, to an appreciable extent, independently of competitors, customers and ultimately consumers. Market shares are normally used as a proxy for market power: while undertakings with market shares of no more than 25% are not likely to enjoy a (single) dominant position, single dominance concerns normally arise in the case of undertakings with market shares of over 40%.

Market shares in excess of 50 % are in themselves, except in exceptional circumstances, evidence of the existence of a dominant position.

The market analyses carried out by NRAs are subject to the assessment of the EU Commission which, to a certain extent, can challenge the NRAs findings, having a “veto power” on the definition of the market and on the identification of SMP operators. With respect to remedies, the EU Commission has no veto power but can raise serious doubts after which the “Body of European Regulators for Electronic Communications (“BEREC”) is required to give an opinion. The EU Commission, BEREC and the NRA then have to cooperate to find a solution within three months. Neither the Commission nor BEREC are able to make a binding intervention. Should a NRA decide not to amend or withdraw a draft measure after the EU Commissions expresses serious doubts, it must provide a “reasoned justification”.

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

Item 4. Information On The Telecom Italia Group	Regulation

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

The EC adopted in 2010 a Communication, the “Digital Agenda for Europe” (“DAE”), fixing the long term strategies of the Union for Broadband distribution and development. The DAE sets a list of objectives in term of Broadband coverage, service availability and degree of utilization by customers to be reached between 2013 and 2020.

In parallel the EC undertook many interventions on the regulation aimed at removing any regulatory obstacle to reach the goals of DAE.

In particular during 2013 the EC began revising the list of markets susceptible to ex ante regulation, the revision of the regulatory context concerning: authorizations, harmonization of the radio spectrum, rights of end users and the change of provider (the “Single Market Regulation”). All these activities are expected to be finalized in 2014.

In September 2013, the EC published a Recommendation “on consistent non-discrimination obligations and costing methodologies to promote competition and enhance the broadband investment environment”. The Recommendation suggests imposing Equivalence of Input (EoI) for the application of the regulatory remedy of non discrimination and defines the criteria to lift price regulation of NGAN wholesale services as: (a) application of EoI, (b) ability to technically and economically replicate retail offers; and (c) presence of significant competitive constraints exerted by the legacy copper access network or by alternative networks.

The appropriate level of return on capital to be included in regulated wholesale prices for operators investing in new high speed networks is of fundamental importance to reach the objectives of the Digital Agenda. The Commission wants to grant operators regulatory consistency and predictability to incentivize efficient investment and innovation.

The principle of cost recovery to be utilized by the relevant NRA must respect the principle that prices will “ensure that operators can cover efficiently incurred costs and receive an appropriate return on invested capital”.

Telecommunication Regulatory Framework in Italy

The legal basis for the electronic communications sector in Italy is as follows:

(i)

Law 36 of February 22, 2001 aimed at protecting the population from the effects of the exposure to electric, magnetic and electromagnetic fields and the decree of the President of the Council of Ministers (Decreto del Presidente del Consiglio dei Ministri—DPCM) of July 8, 2003, which sets up “Exposure limits, attention values and quality goals to protect the population against electric, magnetic and electromagnetic fields generated by frequencies between 100 KHz and 300 GHz”; The “Electronic Communications Code” (“ECC”), which transposed into national law the EU Access, Authorisation, Framework and Universal Service directives; Data Protection Code” and the “Consolidated Law on Radio-Television” containing the principles regulating the organization of radio-television system and its convergence with different means of interpersonal and mass communications;

(ii)	The “Consumer Code”;

(iii)

Legislative Decree October 3, 2006, n. 262 which contains “Urgent measures regarding taxes and financial issues” and partially amended the sanctions’ regime set by the ECC by introducing further examples of administrative offences, a generalized increase in the fines for each sanction and the elimination of the partial cash settlements of fines;

Item 4. Information On The Telecom Italia Group	Regulation

(iv)

Decree Law January 31, 2007, n. 7 containing urgent measures for the protection of consumers, for the promotion of competition, for the development of economic activities. The above mentioned law impacted the electronic communications sector by prohibiting top-up charges and the expiry of phone traffic for prepaid phone cards;

(v)

Legislative Decree May 30, 2008, n. 109 transposing into national law the EU Directive2006/24/EC on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks;

(vi)	Law June 18, 2009, n. 69 providing measures to simplify the procedures for the installation and development of optical fiber networks (Article 1 “Broadband”);

(vii)

Decree Law July 6, 2011, n. 98, enacted by Law July 15, 2011, n. 111 further simplifying the procedure for the installation of small mobile equipment (0.5 sq. radiator area) and low power equipment (7 watt);

(viii)

the 2011 Budget Law (Law December 13, 2010, n. 220), regulating the procedures for the issue of 800, 1800, 2000 and 2600 MHz frequencies’ rights of use; Decree Law October 18, 2012 n. 179 (enacted by Law December 17, 2012 n. 221) providing for further broadband networks funding to cancel the digital divide, measures to accelerate the roll-out of mobile fourth generation networks and administrative simplifications for optical fiber layout;

(ix)

Decree Law February 9, 2012 n. 5 (enacted by Law April 4, 2012 n. 35) imposing on Telecom Italia two further obligations: a) the disaggregation of maintenance costs for lines in unbundling; and b) the possibility for OLOs to buy ancillary services from third parties. Law n. 97/2013 (“European Law”) modified the above mentioned Decree Law, assigning to AGCom the “evaluation” (replacing the “obligation”) of imposing the above measures a) and b);

(x)

The 2013 Budget Law (“Legge di Stabilità 2013”) modifying art. 96 of the ECC regarding mandatory services required by public authorities to telecom operators for crime prevention and punishment purposes.

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

(ii)	AGCom grants fair competition among operators and protects consumers. It must report on its activities to the Italian Parliament, which set up its powers, defined its bylaws and elected its members.

4.3.1    TELECOMMUNICATION REGULATION IN ITALY

In July 2008, Telecom Italia proposed to AGCom several commitments related to its access network (“Undertakings”) aimed at integrating and strengthening the non-discrimination obligations (imposed by AGCom in 2002) amongst Telecom Italia’s own retail divisions and other operators in the provision of wholesale access network services.

AGCom approved Telecom Italia’s Undertakings, which are divided into 14 main groups and pursue four main goals:

•

offering additional guarantees of equal treatment amongst Telecom Italia’s commercial divisions and other electronic communications operators (“Operators”) when they purchase wholesale access services from Telecom Italia;

•	providing benefits to Operators and final users, through the improvement in the quality of the fixed access network and of related services;

•	making the evolution of Telecom Italia’s fixed access network more transparent for Operators; and,

•	ensuring competitive conditions in the migration towards new generation networks.

Item 4. Information On The Telecom Italia Group	Regulation

At the beginning of 2008, Telecom Italia created its Open Access department, a separate business unit focusing its activities on the implementation of the Undertakings. To ensure equal treatment for its own retail divisions and those of the Operators (“internal-external equal treatment”), Telecom Italia undertook a set of activities focused on three main areas:

•	technical-organizational domain: solutions for the improvement of the internal delivery processes;

•	cultural-behavioral domain: a Code of Conduct has been adopted and intensive training activities have been carried out in order to spread the principles of internal-external equal treatment; and,

•	economic-regulatory domain: service contracts were drafted and transfer charges adopted to implement equality of economic treatment.

The implementation of the Undertakings, their complexity and their impact on the stakeholders’ system, required the creation of a governance system. In particular, the following bodies were set up: an independent body (the “Supervisory Board”); the AGCom Undertakings’ Monitoring Group for the monitoring of the work in progress (“GMI”) and the Italian Office of Telecommunications Adjudicator (“OTA Italia”), whose mission is to prevent and settle disputes amongst Operators and the Next Generation Network Committee submitting possible solutions to technical, organizational and economic issues raised by the transition to the Next Generation Network.

In November 2011, three years after the formalization of the Undertakings AGCom recognized that Telecom Italia had fully implemented all the Undertakings, and terminated certain Antitrust proceedings against Telecom Italia that were suspended following the approval of the Undertakings.

At the end of 2012, 45 Operators had joined in the “New Delivery Process” (“NDP”) for Bitstream, 17 Operators for “Local Loop Unbundling” (“LLU”) and 12 Operators for “Wholesale Line Rental” (“WLR”).

GMI continues to monitor the implementation of the Undertakings.

Telecom Italia’s Operational Separation model will continue to ensure equality of treatment (both in economic and technical terms), the promotion of an “Equivalence Culture”, through personnel formation programs, and transparency to alternative network operators for both Copper and Fiber Access Network.

Following the remedies definition for NGAN services through Decision 1/12/CONS, in July 2012, Telecom Italia communicated to AGCom its undertakings for NGAN services.

Market analyses

Following a first round (2006-2007) and a second round (2008-2009) of market analyses, a third round was started in 2010. As of April 8, 2014 the third round had not been completed. In particular, the market analysis of the fixed interconnection market has not yet started, and with respect to the fixed access and the terminating segments of the leased lines market, the analysis is continuing. With respect to the mobile market, in February 2014, AGCom started the fourth round of market analysis. A description of the market analyses is contained in the following paragraphs together with the main recent developments regarding markets in electronic communications.

•	Retail-fixed markets

As a result of the first round of fixed retail market analyses, AGCom identified Telecom Italia as an SMP operator and imposed regulatory obligations, including a price cap mechanism and price control.

In particular, the relevant retail fixed regulated markets are: access to the public telephone network provided at a fixed location for residential and business customers (markets 1 and 2 of 2003); local, national and fixed-mobile services markets—retention component only—for residential and non-residential customers (markets 3 and 5 of 2003, removed from the revised 2007 Recommendation); international telephone services, for residential and non-residential customers, provided at a fixed location (markets 4 and 6 of 2003, removed from the revised 2007 Recommendation); leased lines market (market 7 of 2003, removed from the revised 2007 Recommendation).

Item 4. Information On The Telecom Italia Group	Regulation

At the end of 2009, AGCom concluded the second round of assessment of the international calls market and of the minimum set leased lines market and deregulated both markets withdrawing all ex ante obligations on Telecom Italia starting from 2010.

In 2010 AGCom concluded the second round of market analysis of the retail national fixed voice services. As a consequence, AGCom decided to withdraw all regulatory obligations starting from six months after the publication of its final decision. In the transitional six-month period (until January 12, 2011), AGCom maintained the obligation of prior notification of new tariffs.

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

(i)

a single replicability test valid for offers commercialized in different (both traditional and innovative) contexts, reference to the most efficient technology and network architecture that could be used by AltNets (Alternative Network Operators—“AltNets”) to replicate Telecom Italia’s offers and, hence, to a combination of wholesale inputs (ULL, WLR, bitstream, etc.);

(ii)	the evaluation of network and downstream AltNets’ costs on the basis of avoidable or long run incremental costs;

(iii)

application of the price test to the whole bundle, taking into account the overall cost of provisioning without considering whether each component of the bundle may be replicated by an alternative operator; and

(iv)	ad hoc assessment of offers within tenders, taking into account the most efficient network architecture that could be used by AltNets to compete in a specific context.

In July and in November 2013 AGCom set new rules for the replicability test of Telecom Italia’s fiber optic retail offers.

Following the publication of these new rules, Telecom Italia appealed against these decisions: amongst other things, Telecom Italia contests that the new rules have been defined without carrying out a market analysis required by EU regulations (Framework Directive) as a remedy can be applied to a service only after a market analysis has demonstrated the status of competition (market competitive/not competitive) of the market itself.

Meanwhile AGCom opened a public consultation for reviewing all rules for the assessment of Telecom Italia’s retail offers.

In 2012, Telecom Italia introduced a set of measures to simplify the tariff structure of the basic offers for both consumer and business customers.

The last step of this simplification path is the new pricing schemes that Telecom Italia introduced early in 2013. For business customers, starting from January 1, 2013, the basic offer consisted of a single charge for all national calls, a price reduction for fixed-to-mobile calls and a connection fee.

For the consumer customers’ basic offer, starting from April 1, 2013 Telecom Italia introduced price simplification based on the introduction of a single price for all national and fixed-to-mobile calls, a change in the connection fee and the introduction of a discount equal to 50% for all national calls lasting more than three hours per month (the price is per 60 seconds allowances charged in advance).

Item 4. Information On The Telecom Italia Group	Regulation

The tables below summarize the standard offer schemes described above:

Business prices (VAT not included)

€cent/minute (VAT not included)	Prices until	Prices from
	12/31/2012	01/01/2013
Local	1.0	0.0
National	7.0	0.0
Fixed-Mobile (TIM, Vodafone, Wind, Tre, ecc.)	8.0	3.0
Set up fee	10.0 €cent	20.0 €cent

Consumer prices (VAT included)

€cent/minute (VAT included)	Prices until	Prices from	Prices (**)
	03/31/2013	04/01/2013	from 10/01/2013
Local and national	1.90	5.00(*)	5.04(*)
Fixed-Mobile (TIM, Vodafone, Wind, Tre, ecc.)	9.90	5.00	5.04

	(until 03/31/2013)	(from 04/01/2013)	(from 10/01/2013)
Set up fee	7.94 €cent	5.00 €cent	5.04 €cent

(*)	Over 3 hours/month: 50% discount.

(**)	VAT increased from 21% to 22% from October 2013.

Beginning April 1, 2013, an increase in the PSTN consumers monthly fee entered into force (from €16.6/month, VAT included, to €17.40/month, VAT included) to adjust the fees for inflation; prices of the ISDN monthly fee and of all business connections’ monthly fees did not change. Beginning April 1, 2013, Telecom Italia also introduced a single fee for termination of a contract after the first 12 months. This fee applies to all customers (consumer and business), whenever the termination of the contract is not due to Telecom Italia. Such a fee was reduced from €48.40 or €60.50 VAT included (respectively for the single line/ADSL for anticipated or contextual termination of the contract fee of both service components) to €34.90 VAT included.

As of October 1, 2013, VAT increased to 22%. As a result, the price of the PSTN consumer monthly fee became € 17.54 (VAT included), while the cost of termination became € 35.18 (VAT included).

Wholesale fixed markets

The first round of market analyses for fixed wholesale markets was concluded in 2006. In particular, the following markets were analyzed: Call origination (market 8 of 2003); Call termination (market 9 of 2003); Transit services (market 10 of 2003, removed from the revised 2007 Recommendation); Unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services (market 11 of 2003); Broadband access (market 12 of 2003); Terminating segments of leased lines (market 13 of 2003) and Trunk segments of leased lines (market 14 of 2003, removed from the revised Recommendation).

As a result of market analyses, AGCom in 2006 imposed on Telecom Italia, as an SMP operator, regulatory measures including price control in the form of a network cap (except for the wholesale broadband access market).

The network cap mechanism was applied to calculate the prices of wholesale call origination, termination and transit services and of unbundled network-access services (i.e. Local Loop Unbundling and Shared Access). This mechanism was also applied to leased lines, with the aim of ensuring that cost orientation is used to calculate the prices of the termination and long-distance line segments.

Following the conclusion of the second round of market analyses, in December 2009, AGCom confirmed Telecom Italia as having SMP in all wholesale access markets (markets 4 and 5 of 2007), i.e. in the provision of LLU, bitstream and WLR services. As a result, AGCom confirmed all obligations on access copper based services imposing a cost-oriented price based on a network cap mechanism. To implement this obligation, a Bottom-Up LRIC (Bottom-up Long Run Incremental Costs—“BU-LRIC”) model was developed by the Italian NRA.

Item 4. Information On The Telecom Italia Group	Regulation

AGCom set new wholesale rates for unbundling, bitstream and WLR services and the value of WACC (Weighted Average Cost of Capital—“WACC”) to be applied from May 2010 to December 2012.

The WACC was set at a value equal to 9.36% and the LLU monthly rental fees were set as follows: €8.70/month as of May 1, 2010; €9.02/month as of January 1, 2011; and €9.28/month as of January 1, 2012. The increases of the unbundling monthly rental fee and other wholesale services for the 2011-2012 period were, however, subject to AGCom’s assessment of the improvement of the following indicators measuring: (i) the quality of the network (percentage of refusal of AltNets’ wholesale requests, due to problems related to access network); (ii) the fulfillment of TI quality plans; (iii) the percentage of faults requiring on-field intervention by technicians. The final assessment was successfully concluded (see AGCom’s Decisions 71/11/CONS and 679/11/CONS) and, therefore, Telecom Italia was authorized to apply the wholesale price increases for both the years 2011 and 2012.

Referring to the WLR (Wholesale Line Rental—“WLR”) service, AGCom required Telecom Italia to provide the service only in the areas where unbundled access services were not offered. The price for the period May 1, 2010-December 31, 2012 was calculated according to the network cap methodology. However, at the end of May 2012, AGCom approved the 2012 WLR Reference Offer with reference only to the technical conditions, launching a public consultation at national level on the monthly rental fee. The Italian NRA proposed a new price equal to €11.90/month to be applied from June 1, 2012 versus the €12.88/month previously established. At the end of December 2012, following public consultation activities, AGCom set a monthly rental fee equal to €11.70/month to be applied from June 1, 2012.

With respect to fixed call termination, origination and transit services2 (markets 2 and 3 of 2007), following the serious doubts letter sent by the European Commission on the first draft decision issued by AGCom (the s.c. “Phase II” investigation) resulted in its withdrawal, in November 2013 AGCom approved the cost model to set the glide path for fixed interconnection rates for the period from July 1, 2013 to July 1, 2015. Termination rates applied to all operators but until July 1, 2013 AGCom confirmed the asymmetrical termination tariffs applied in 2012.

Moreover, the final document set the interconnection fees in both TDM (legacy) and IP modalities and, under the technological neutrality principle, a single tariff applies, regardless of the level of interconnection on the TDM network.

The 2015 prices are set on the basis of a pure BU-LRIC model considering a full IP network while the prices for the years 2013 and 2014 have been calculated considering a mix of IP and TDM networks (% of IP traffic: 33% in 2013 and 66% in 2014).

Interconnection rates (July 2013 – 2015) eurocents/min. (VAT not included)	From July 2013	From July 2014	From July 2015
TI and AltNets Termination	0.104	0.075	0.043
TI Call Origination	0.258	0.205	0.140
TI Transit	0.126	0.111	0.093

Following the Commission comments on the aforesaid final decision, AGCom specified that if a new WACC value were to be adopted under the ongoing market analysis (third round) of markets 1, 4 and 5 of 2007 list (see below), regulated fixed interconnection rates would be modified accordingly. Moreover, a new market analysis of the relevant markets would be launched “within the shortest delay possible”. The results of this new market analysis could modify the above mentioned measures if deemed necessary.

Starting from 2010, the regulation for the national conveyance and transit service markets (including transit services between two or more switches located in different telephone districts, also when provided jointly with the originating or terminating service) was withdrawn by AGCom.

In September 2012, AGCom launched the 3rd round of market analysis on wholesale and retail access markets (markets 1, 4 and 5 of 2007) and the regulatory framework of the wholesale access services over copper and fiber network was supposed to be set for 2013-2015 period.

[2]

The market includes the single transit service involving only one switch and the transit service between two or more switches located in the same telephone district and the transit services provided jointly with the originating or terminating service.

Item 4. Information On The Telecom Italia Group	Regulation

However, in December 2012, the Authority launched two public consultations on the 2013 pricing of WLR services and of bitstream services, anticipating the results of the analysis to be carried out during the third round of market analyses. As to LLU; in March 2013, a public consultation was also opened aimed at defining 2013 prices.

As a consequence, the third round of market analyses on the wholesale access market on copper and fiber networks (Decision 238/13/CONS) is now focused on setting prices and WACC value for the 2014-2016 period (instead of the 2013-2015 period).

Following the notifications to the European Commission of the two draft statements on the 2013 LLU and bitstream offers, in August 2013 the EC sent the Authority a series of comments, raising “serious doubts” and opening a so-called “Phase II investigation”. The related three months investigation process covered a range of both procedural (e.g. the subversion of the path set by Decision no. 476/12/CONS—with which the Authority introduced interim measures as to the economic conditions for the year 2013-, non-use of the market analysis outcomes and lack of notification to the EC of the procedure related to WLR for the year 2013), and methodological aspects (e.g. lack of appreciation of the cost of capital—WACC—notwithstanding the financial crisis of the latter years and the lack of cost orientation for the sub-loop unbundling). In December 2013, the EC issued a Recommendation asking the Authority to amend its decisions, with particular reference to the calculation of the cost of capital.

In December 2013 the Authority approved the final decisions on Telecom Italia’s economic and technical conditions for the 2013 copper network access services offer without amendments, deeming its assessments correct, in particular the calculation of the cost of capital set at 9.36%. Therefore, for 2013 LLU fee was set at 8.68 Euro/month (-6.5% compared to 2012) and bitstream fee at 15.14 Euro/month (-22.4% compared to 2012) were ratified. With respect to the WLR fee reduction from 11.70 to 11.14 Euro/month (-4.8%), a final decision has not yet been published.

For the Sub-Loop service (SLU), AGCom set the monthly charge at €5.79/month setting a value not based on a BU-LRIC model but only considering the percentage of 2/3 of the monthly LLU fee. We believe, consistent with serious doubts expressed by the EC on this method, that the fees of the service should be cost-oriented and that a careful assessment is needed, particularly since the SLU service plays a fundamental role in the deployment of Next generation Access Network—Fibre to the Cabinet (NGAN-FTTC). According to Company estimates, the result of such approach would have set a SLU price higher than 3/4 of the LLU charge.

Regarding the SLU access regulation, in the final statement on the definition of the wholesale access prices for the year 2013, AGCom enforced new obligations for the sharing and setting up of new street-cabinets besides the obligation to provide technical specifications for the introduction of multi-operator vectoring architectures (the Multi-Operator Vectoring solution “MOV”) for VDSL2 Vectoring3 services. Considering the difficulties in setting technical and procedural guidelines of the MOV solution, Telecom Italia asked AGCom to establish a technical working group.

With respect to the third round of market analyses on the wholesale access market on copper and fiber networks, analyses are ongoing; the closing of the procedure is expected within the first half of 2014.

In the context of the Decision by which the third round of market analyses on wholesale and retail access markets was launched, AGCom referred to two obligations for AGCom on Telecom Italia’s maintenance services : the breakdown of costs for the supply of LLU lines and the acquisition of maintenance services from third parties (law April 4, 2012 n. 35).

However, AGCom itself underlined—within the above decision—that the EC had formally opened an infringement procedure against Italy, in relation to the possible breach of the Framework Directive (July 2012) since the above mentioned law violates the autonomy and independence of the NRA.

[3]

Very-high-bit-rate digital subscriber line 2 (VDSL2) is an access technology that exploits the existing infrastructure of copper wires that were originally deployed for traditional telephone service as a way of delivering very high speed internet access. Vectoring is a method that employs the coordination of line signals for reduction of crosstalk levels and improvement of VDSL performance.

Item 4. Information On The Telecom Italia Group	Regulation

In February 2013 the EC issued a reasoned opinion concluding that the Italian Government had infringed the European legislation. In August 2013, the Italian Parliament approved a specific provision aimed at withdrawing the AGCom’s obligation to impose on Telecom Italia the disaggregated offer for its LLU ancillary services independently of its autonomous decision based on a market analysis which ended the infringement procedure by the EC.

Finally, between March and April 2013, the Council of State (Consiglio di Stato) granted the requests filed by Eutelia, Fastweb and WIND, and issued three decisions on the 2010-2012 market analyses.

The Council of State rejected AGCom’s decision to set the WLR and bitstream naked fees using a retail minus method rather than a cost-oriented one, stating that the decision lacks proper ground and justification. Moreover, referring to the calculation of the corrective maintenance costs, the Council of State invited the Authority to assess the impact of contracts based on forfeit-terms within the BU-LRIC model.

AGCom has to issue a new decision; however this new decision may not differ from the previous one, i.e. AGCom can confirm the previous decision providing a sounder legal and economic basis.

The regulatory framework of the NGAN is not yet completely defined in Italy. Regulatory activity is underway to establish NGAN regulation with a view of introducing: (a) a cost model for the pricing of passive and active wholesale services; (b) the definition of the so-called “NGAN competitive areas” where the price of fiber-based bitstream and virtual access services should not be subject to the cost orientation obligation; and (c) potential amendments to the regulation of the copper sub-loop unbundling service in the light of the possible introduction of the vectoring technology on FTTCab-VDSL accesses.

On February 28, 2013, AGCom approved with modifications Telecom Italia’s first NGA Reference Offers for passive infrastructure access and wholesale broadband access. Regarding the 2013 fees, AGCom submitted to public consultation the prices of wholesale NGA-based services and the final decision has not yet been formally issued.

In October 2013, for the first time, AGCom extended some access obligations to non-SMP operators, regarding NGA bottleneck infrastructures such as access to FTTH in-building wiring. In particular, starting April 30, 2014, ACGom provides for the access obligation to the terminating and wiring segments with transparent and non-discriminatory conditions while, as for the economic conditions, the cost orientation obligation rests on Telecom Italia whereas the “non SMP” operators are only required to set “fair and reasonable prices”.

Price setting for NGA-based services for the 2014-2016 period will be set within the market analyses on wholesale and retail access markets (see above).

With respect to migration between operators, AGCom revised fixed-line customer migration rules, substantially reducing the processing time to five days for the donating operator to verify the recipient’s migration request (so called “Phase II”). Moreover, in cases where migration is not requested, the user will have the right to restore, free of charge, the previous configuration within five working days. Furthermore, in order to prevent the activation of services not requested by retail customers, fixed-line operators provide an individual security code to the customer when they sign the contract for the access service. Finally, with Decision 62/11/CIR, published in July 2011, the daily capacity of each operator for migration order management has been increased by 60%.

The regulatory framework should gradually reduce the above-mentioned timeframe.

On October 28, 2013, AGCom launched the third round of market analysis on terminating segments of leased lines. Through March 2014, although the AGCom activities related to (qualitative and quantitative) data gathering among all operators is complete, the draft decision for the public consultation has not yet been issued. The wholesale markets of trunk segments of leased lines and of circuits provided between a Telecom Italia node and a mobile operator’s base station in 2010. AGCom stated the markets were competitive and removed all ex-ante obligations.

•	Mobile markets

In February 2009, AGCom confirmed that the wholesale market for access and call origination on mobile networks should not be subject to ex-ante regulation.

Item 4. Information On The Telecom Italia Group	Regulation

With respect to the wholesale market for voice call termination on mobile networks (market 7 of 2007), in November 2011, AGCom published its final decision (decision 621/11/CONS) containing the glide path for the period from July 1, 2012 to July 1, 2013 and thereafter with the commencement of a symmetric termination rate for all mobile operators (0.98 eurocents/min).

Mobile networks voice termination eurocents/min.	Glide path
	from 7.1.2012	from 1.1.2013	from 7.1.2013
Termination on H3G network	3.5	1.7	0.98
Termination on Telecom Italia, Vodafone and Wind networks	2.5	1.5	0.98

AGCom’s final decision on wholesale prices was challenged before the Administrative Court by Vodafone/Wind/H3G complaining that it introduced a very steep reduction of MTR; Telecom Italia appealed only against the provision stating that asymmetry for H3G should end as of July 1, 2013. In January 2013, AGCom, after providing evidence of the rationale of the above asymmetry in favor of H3G, following two orders of the Administrative Court, confirmed the application of asymmetry to H3G up to June 30, 2013. Telecom Italia challenged this decision with the Regional Administrative Court of Lazio.

In February 2014, the Council of State granted the appeal filed by H3G regarding the above decision 621/11/CONS in which AGCom had established that, starting from 1 July 2013, the full symmetry between H3G termination fees and all other mobile operators’ fees should be achieved, anticipating by six months the date originally set in the AGCom draft decision submitted to public consultation (Decision 254/11/CONS). The Council of State ruled for the withdrawal of the decision, thus restoring de facto the maintenance of asymmetry in favor of H3G. It is expected that the AGCom will start a new procedure in compliance with the above court ruling to issue a new decision.

In February 2013, following an appeal filed by H3G, the Council of State cancelled, “for lack of reasoning and investigation”, the 2008 decision to reduce the termination tariff over the H3G network from 16.26 €c/min to 13.00 €c/min in the period November 2008-June 2009. In particular, AGCom was requested to justify the reduction pending the conclusion of the second round of wholesale call termination market analysis and also better substantiate its methodological choice to set the rate. In order to comply with the court ruling, AGCom submitted to public consultation three alternative approaches and four alternative values to set H3G’s MTR for this period. The activities related to the public consultation have been completed. AGCom’s final decision should be published within the first half of 2014.

In the wholesale market for SMS termination, as a consequence of a public consultation concluded in October 2012, AGCom decided not to regulate this market because it tends towards competition over time, and therefore the second criterion of the three criteria test for ex ante regulation was not met. Consequently the SMS termination prices continue to be commercially negotiated on a reciprocity basis among operators.

International roaming

The roaming Regulation 531/2012 (the so called “Roaming III Regulation”) entered into force on July 1, 2012.

The Roaming III Regulation provides for the following measures applicable to roaming services within the EU (extended to European Economic Area countries):

1.	transparency measures such as info SMS to customers on the applied retail tariffs;

2.	the adoption of retail and wholesale price caps for voice, SMS and data services. The retail caps will remain in force until 2017 and the wholesale caps until the expiry of the new regulation in 2022;

3.

the unbundling/decoupling of the roaming services from the domestic services starting from July 2014 (decoupling solution). With the decoupling solution, the customer can buy roaming services separately from domestic services from an alternative roaming provider (mobile network operator-MNO or mobile virtual network operator-MVNO/reseller);

4.	the obligation to provide wholesale roaming access to MNO/MVNO/resellers at regulated prices.

Item 4. Information On The Telecom Italia Group	Regulation

The price caps established under the Roaming III Regulation are:

at wholesale level:	ROAMING III
	July 1, 2012	July 1, 2013	July 1, 2014
Voice (Euro Cents/Min)	14	10	5
SMS (Euro cents/sms)	3	2	2
DATA (Euro Cents/MB)	25	15	5

at retail level:	ROAMING III
	July 1, 2012	July 1, 2013	July 1, 2014
Voice out (Euro Cents/Min	29	24	19
Voice in (Euro Cents/Min)	8	7	5
SMS (Euro Cents/sms)	9	8	6
DATA (Euro Cents/MB)	70	45	20

In December 2012 the European Commission published the implementing regulation (EU n. 1203/2012) indicating Single IMSI (International mobile subscriber identity—reselling of all roaming services) and LBO (local break out—direct access to roaming data service of the visited network) as the decoupling solutions to be implemented by MNOs.

In September 2013 the EC published a proposal for a Regulation (TSM - Telecom Single Market Regulation) which, among other things, proposed to make certain amendments to the Roaming III Regulation. In particular, the EC proposed to reduce roaming charges to zero for retail incoming calls from July 1, 2014 and to exempt those operators which offer roaming services at domestic rates within the EU from the obligation to implement the separate sale of roaming services. On April 3, 2014 the European Parliament approved, in its first reading, a set of amendments to the TSM Regulation proposal, including abolishing any roaming service surcharge on top of domestic service prices for a “fair use” consumption starting from December 15, 2015. This would result in charges billed to the user being the same for usage in any EU country as for usage in his or her home country. The amended version of the TSM Regulation must now be submitted to the vote of the EU Council. In accordance with EU legislation procedure the TSM Regulation will be approved and will enter into force on the basis of a full agreement on the final text among the Commission, the European Parliament and the EU member States meeting in the EU Council. The new TSM Regulation is expected to be approved not before the fourth quarter 2014.

Quality of service: Measures to test the quality of the data service on fixed networks

AGCom Decision 244/08/CSP and its modifications, namely decision 151/12/CONS introduced:

•	ISP Measurements: measures of the access quality of the most common retail offers made by an independent body, in the geographical areas of the main towns, for each ISP;

•

End-user measurements: allows a user to measure his own fixed broadband line performances with software called Ne.Me.Sys. Each customer can formally certify the quality of his own fixed-line broadband access using this software and compare the results with the promised performances. Obtained results could be used by customers to terminate the contract without penalties or to claim QoS parameters levels to be restored. The results reported in the final certificate, in fact, can be compared with the minimum promised values, indicated by an operator in the contract. If the results are less than promised values, the user may submit a claim to the operator, and if the operator does not improve the quality in 30 days, the user after a second measure may terminate the contract without paying penalties.

Both measurement methods employ the same Network Measurement System, based on a software agent running on a standard Personal Computer.

Quality of service: Drive test campaigns to test the quality of the data service on mobile networks

•

In relation to the Decision AGCom 154/12/CONS, every six months drive test campaigns are made in the main towns of each of the 20 Italian regions. From 2014, 40 towns will be involved (the two largest towns of each region).

•

During the campaigns the major aspects that characterize the quality of a data service on 3G HSDPA mobile networks are measured: Throughput (FTP UL e HTTP DL); Duration (HTTP/HTTPS Browsing); Packet Delay; Packed Loss, Unsuccessful Data Transmission; Jitter.

Item 4. Information On The Telecom Italia Group	Regulation

•	From 2014, services used in video streaming mode will also be tested.

•	To date, the results for the Campaign of the 1st half 2013 are available and they are currently being processed those related at the Campaign of the 2nd half 2013.

•	In 2013 the data services accessible by internet key have been measured, while in 2014 the object of measurement will be the data services accessible by smartphones.

•	From 2015 measurements will be extended to 4G networks.

Universal Service

The Universal Service is a minimum set of services of a certain quality, which shall be made available to all customers, regardless of their geographical location and shall be offered at a reasonable price, taking into account the specific national conditions. To date, Telecom Italia is the only operator with the obligation of providing the Universal Service (“USO”) throughout Italy.

A fund, set up by the Ministry of Communications, is used to contribute to finance the net cost for the provision of Universal Service. All the main companies in the sector including Telecom Italia contribute to the above fund.

The net cost of providing the Universal Service is calculated as the difference between the company’s cost when it is subject to the obligation of providing the Universal Service and the cost of the same operation should the obligation not exist. It is AGCom’s responsibility to verify the net cost of the Universal Service.

In March 2008, AGCom published a Decision which introduced a new method of calculating the net cost based on historical cost accounting (the previous was based on current cost accounting) in order to reduce the net cost for the provision of Universal Service. Such a calculation affected credits related to the Universal Service net cost for the years 2004, 2005 and 2006 which were re-calculated and submitted to AGCom under the new methodology. Telecom Italia and Vodafone appealed against this decision.

In September 2011, with Decisions 106, 107, 108 and 109/11/CIR, the AGCom confirmed the amounts to be paid by Vodafone for the years 1999-2003. Vodafone filed new appeals against those decisions before the Council of State and before the Administrative regional Court of Lazio.

With Decision 153/11/CIR, AGCom assessed the 2004 net cost for universal service. The Authority decided the applicability of the sharing mechanism and assessed the net cost for the year 2004 was 25.9 million euros. The contribution rate due by other operators (Vodafone, Wind and Fasteweb, Teletu Italia and BT) amounted to 8.7 million euros. Vodafone and Fastweb filed an appeal before the administrative regional court.

With Decision 139/12/CIR AGCom completed the process for the evaluation of the 2005 net cost of universal service. The Authority established the applicability of the sharing mechanism and determined the net cost for the year 2005 in total as 25.6 million euros. The contribution rate due by other operators (Vodafone, Wind and Fastweb, Italy TeleTu and BT) amounted to 10.3 million euros. Vodafone, Fastweb and H3G filed an appeal before the administrative regional court.

With Decision 46/13/CIR AGCom did not concede any contribution rate for the 2006 net cost.

Net costs calculations for the years 2007, 2008, 2009, 2010, 2011 and 2012 have been submitted by Telecom Italia to AGCom. AGCom is currently auditing the 2007 costs and has planned the closure of the 2008 and 2009 net cost at the end of 2014.

Public Telephony

In April 2010 AGCom confirmed that the criteria regarding the distribution of public telephones in Italy was no longer consistent with current social needs and removed “quantitative” obligations for Telecom Italia. As a result, Telecom Italia was authorized to remove public telephones after consultation with local municipalities and interested citizens. At the end of 2013 the total number of public telephones in place amounted to around 84,000.

Item 4. Information On The Telecom Italia Group	Regulation

Accounting separation and fixed network cost accounting

SMP operators are required to have a transparent accounting system as to their costs. These operators annually provide AGCom with both a description and a report on their cost accounting system to assess their compliance with the requirements of the electronic telecommunications regulatory framework. Moreover, SMP fixed and mobile operators must maintain an accounting system that separates the activities in each of the relevant wholesale and retail markets defined by AGCom according to the periodic market analyses.

The “rules” on regulatory accounting in Italy are set in accordance with EC Recommendations, particularly with Recommendation on “Cost Accounting and Accounting Separation”, issued in September 2005.

Changes in the regulation on cost accounting and accounting separation follow detailed rules set out in periodical market analyses.

The weighted average cost of capital employed (WACC) was set by AGCom at 9.36% nominal pre-tax in December 2010; Telecom Italia stated that this underestimated the cost and caused regulated service’s costs to be undervalued and asked that the decision be reviewed.

Since 2008 the regulatory asset base includes Telecom Italia’s goodwill which amounts (according to the 2012 statement of financial position) to 30.6 billion euros (approximately 45.8% of the total assets). Since the services provided by Telecom Italia are capital intensive, decisions related to the perimeter and the cost of capital are material: according to the regulatory accounting for 2010 (the last one audited by the NRA) the average employed capital for the sole regulated wholesale services amounts to approximately 11 billion euros. As a consequence, increasing WACC by 1% would increase by 110 million euros the reference cost base for the calculation of prices for wholesale services.

The regulatory accounting report for the year 2011 was produced during 2012 and delivered to AGCom in January 2013.

The regulatory accounting report for the year 2012 was produced in the first half 2013 and delivered to AGCom in November 2013.

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

The regulatory accounting report for the year 2011 was produced during 2012 and delivered to AGCom in January 2013.

The regulatory accounting report for the year 2012 was produced in the first half 2013 and delivered to AGCom in November 2013.

At present, Telecom Italia is fully compliant with its regulatory accounting obligations.

AGCom’s 2011-2013 annual contribution fees

In January 2011, AGCom carried out an assessment of the compliance by Telecom Italia and all other telecommunications companies with respect to their obligation to pay annual contribution fees to the Authority for the years 2006 through 2010. On March 1, 2011, AGCom notified Telecom Italia that the Company had not fully paid its operating expenses due for the relevant periods, listing additional accounting items which, in its opinion, should have been included in the cost base used to calculate the fee. Telecom Italia was therefore required by AGCom to pay an extra sum for amounts not paid in the five years 2006-2010. Telecom Italia appealed this decision with the Lazio Regional Administrative Court which suspended the terms of the payment until the end of the proceeding.

Item 4. Information On The Telecom Italia Group	Regulation

On March 3, 2011, AGCom published its decision on the payment of the annual contribution fee for the year 2011 with which the Authority raised the contribution share from 1.5 ‰ to 1.8 ‰ of 2009 communications sector revenues. On April 30, 2011, Telecom Italia paid (under reserve) 24.2 million euros, calculated consistently with the reasoning on which it calculated its fees for the 2006-2010 period and, at the same time, contested the 2011 decision with the Lazio Regional Administrative Court in relation both to the increase in the level of the contribution and to the broadening of the accounting items to be considered in the cost basis.

Regarding the two appeals filed by the Company, two orders were published by the Lazio Regional Administrative Court in December 2011. These orders suspended the above-mentioned rulings and referred to the EU Court of Justice a preliminary question, i.e. the assessment of AGCom’s national financing system consistency with the principles deriving from the EU sectorial Directives.

With the Decisions 650/11/CONS and 478/12/CONS on the payment of the fees for the years 2012 and 2013, AGCom set the calculation methodology respectively at 2.0‰ and on 1.9‰ for 2010 and 2011, respectively of communications sector revenues. Telecom Italia paid (under reserve) the contributions for the two years (for 2012: 23.0 million Euros; for 2013: 22.0 million euros) and challenged both decisions before the Regional Administrative Court of Lazio.

On July 18, 2013, the EU Court of Justice issued a judgment affirming the principle of Art. 12 of the Authorization Directive (Directive 2002/20/EC) stating that any administrative charges imposed on undertakings, providing a service or a network under the general authorization or to whom a right of use has been granted, shall, in total, cover only the administrative costs which will be incurred in the management, control and enforcement of the general authorization scheme. Moreover, there should be balance between these administrative costs imposed on undertakings and the total cost related to these activities. The European Court of Justice confirmed also that any administrative charges imposed on undertakings shall be objective, transparent and proportionate.

On March 5, 2014 the Lazio Regional Administrative Court in response to Telecom Italia’s appeals, annulled the following decisions:

•

Decision 99/11/CONS, concerning the non-payment by Telecom Italia of part of the AGCom contribution (equal to 26.6 million euros not paid by Telecom Italia for which there is a specific provision for liabilities and charges) for the period 2006-2010;

•

Decision 599/10/CONS, which established the bases and the extent of the contribution to be paid for the year 2011 in which the contribution rate was raised from 1.5‰ (set for 2010) to 1.8‰ (the paid contribution of 24.2 million euros was calculated consistently with the appeal against Decision 99/11/CONS and was paid with a reservation).

On March 11, 2014, Decision 547/13/CONS on the payment of AGCom contribution for the year 2014 (calculated on the 2012 financial statement data) was issued.

The guidelines for the calculation and the bases of payment of the 2014 contribution were changed compared to the ones carried out in the previous years. In particular: a) the amount to be paid was set at a level equal to 1.4‰ of revenues resulting from the voice A1 (revenues for sales and services) of the income statement for the year 2012 (thus, contrary to 2013, it includes revenues for the sale of equipment and terminals and the revenues paid back to third party operators); and b) there is less time to make the payment (payments due by April 30 together with the calculation model).

Broadband and digital divide

Over the last few years, AGCom has introduced several measures aimed at endorsing the development of fixed and mobile broadband through the provision of simplified procedures to build the relevant networks.

Particularly important in this respect were laws introducing:

•	a lighter authorization procedure for the deployment of broadband mobile equipment; and,

•	simplified rules for the use of innovative digging techniques (mini-trench) for the deployment of optical fiber equipment.

Item 4. Information On The Telecom Italia Group	Regulation

In 2010 the simplification process also affected the authorization procedure for the deployment of electronic communication equipment in protected areas. Since half of Italy is considered a protected area (“area di conservazione”), provisions aiming at accelerating digging authorizations are important levers for broadband expansion throughout the country.

In 2011 new laws were implemented to simplify the administrative procedure for the expansion of small mobile equipment (0.5 sqm area) and of low power equipment (7 watt). The deployment of mobile equipment falling within the above-mentioned thresholds was actually exempted from the DIA regime (“Denuncia di Inizio Attività”—“Commencement Notice”) previously provided for by the Electronic Communications Code and subject to a simple notification, to be made at the time of commencement of the works.

Further important measures to promote the development of fixed and mobile networks were introduced by means of art. 14 of the Decree Law. 179/2012 “Further urgent measures for the economic development of the Country” enacted by Law 221/2012. Particularly—regarding the deployment of optical fiber and cables—the measures provide for:

•

reducing the terms already established by the Code of the Electronic Communications for the release of authorizations to dig by reducing the period of the administrative procedure through introduction of the tacit approval principle;

•	modifying the rules of the roads (“Codice della Strada”) by introducing the use of techniques aimed at limiting the environmental impact by reducing the depth of excavations; and

•	established that telecommunication operators can access common parts of buildings—also without the consent of the condominium—in order to lay optical fiber.

With reference to the diffusion of the mobile digital technologies, art. 14 modified the criteria for calculation of electromagnetic field allowing a better use of the available electromagnetic power. The implementation of this rule is subject to the adoption of a further regulation which is, at present, under discussion.

The new law also improved the simplification introduced by the Law 211/11 granting the possibility to install equipment up to 10 watts after the provision to City Hall and the Regional Agency for the Environment of a mere self-certification of activation.

4.3.2    PRIVACY AND DATA PROTECTION

Telecom Italia must comply with Italy’s Personal Data Protection Code (Legislative Decree June 30, 2003 n. 196), which has been in force since January 1, 2004.

The Privacy Code is divided into three parts: (1) general data protection principles; (2) additional measures applicable to organizations in certain areas, including telecommunications’ services; and (3) sanctions and remedies.

The Privacy Code applies to all data processing within Italy and also affects organizations not based in Italy but using equipment located in Italy, such as computer-based systems.

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

Italy’s Privacy Provisions Related to Specific Processing Operations in the Electronic Communications Sector

Italian communication service providers (“CSPs”) must comply with strict specific obligations that apply only to the electronic communication sector, which are provided by a specific section of Privacy Code that transposes the relevant EU Directives.

Notably, with respect to data retention, CSPs are allowed to retain traffic data for a six-month period in order to deal with disputes over billing and subscriber services. CSPs are also required to retain telephone and electronic communications traffic data for the purpose of detecting and preventing crimes. At present, data retention terms for crime prevention and prosecution are: 24 months for telephony traffic (fixed and mobile); 12 months for electronic communications traffic; and 30 days for unsuccessful call attempts.

Traffic data must be kept and controlled in compliance with general provisions issued by the Italian Data Protection Authority (“Garante per la protezione dei dati personali”), which requires electronic communication operators to adopt strict security measures.

Moreover, customer profiling in the electronic communications sector is regulated by the Italian Data Protection Authority. CSPs must obtain the consent of the data subject for profiling based on individual and detailed personal data, while prior approval of the Italian Data Protection Authority is needed to process aggregated personal data without the data subject’s consent.

Concerning direct marketing activities, the general rule is the “opt-in system”. Nevertheless Privacy Code also allows the processing of personal data obtained from directories of subscribers, in order to carry out operator-assisted telephone calls for commercial purposes. Such processing is possible in respect of any entities (i.e. subscriber) that have not exercised their right of object by having the respective telephone numbers entered in a public “opt-out register”, which came into force on February 1, 2011.

Recent amendments

Legislative decrees, which transposed the EU 2009 regulatory framework into Italian law, including the revised e-Privacy Directive, have been effective since June 1, 2012.

Notably, legislative decree no. 69/2012 amended the Privacy Code with reference to the use of cookies and to data breaches.

These amendments set out that storing information, or accessing information already stored in the terminal equipment of subscriber/user (i.e. by cookies) shall only be permitted on condition that the subscriber/user has given his consent after being informed by simplified arrangements, that are not yet defined by the Italian Data Protection Authority which is currently discussing this issue with the consumer associations and other stakeholders (i.e. industry associations involved). Consent may be given through the use of specific computer programs or devices which may be easily managed by the users.

Cookies are exempted from the requirement of informed consent, if they satisfy one of the following criteria: (i) are used exclusively for the purpose of carrying out the transmission of a communication on an electronic communications network; or (ii) are strictly necessary to the provider of an information society service that has been explicitly requested by the subscriber/user to provide the above service.

Moreover, providers of publicly available electronic communications services must adopt technical and organizational measures that are adequate in the light of the existing risk, in order to safeguard the security of their services and to take measures when breaches of personal data occur. Such measures must protect personal data against the risk of their accidental or unlawful destruction or loss and of unauthorized access to the data or of processing operations that are either unlawful or inconsistent with the purposes for which the data have been collected.

Under the Privacy Code, in case of a personal data breach, (a security breach leading, accidentally or not, to the destruction, loss, alteration, unauthorized disclosure of or access to personal data transmitted, stored or

Item 4. Information On The Telecom Italia Group	Regulation

otherwise processed in the context of the provision of a publicly available communications service) the provider shall inform without delay the Italian Data Protection Authority (currently the Italian Data Protection Authority specified the term in 24 hours for the first communication and in other 3 days for the communication of further details). Moreover, where the breach is likely to adversely affect the personal data or privacy of a subscriber or other individuals, the provider must also inform them within 3 days.

Further developments

On December 12, 2013, the Data Protection Authority issued a draft provision relating to the processing of personal data in the context of mobile remote payment services, which sets the rules for the processing of information about users who purchase digital services and products, paying remotely via their phone bills. Before issuing the final version of the provision, the Data Protection Authority has submitted it to a public consultation, which ended on March 4, 2014.

As indicated by the Authority, this initiative aims to protect those who use smartphones and tablets to buy services, to subscribe to online newspapers, to buy e-books, or to download movies or games. It is a new form of payment, which is expected to expand rapidly, emphasizing the process of dematerialization of money transfers.

The Data Protection Authority’s provisions address the three main actors of mobile payment services: the electronic communications providers, which provide customers with an electronic payment service via their mobile phone (through the use of a prepaid telephone card or through the telephone bill), the aggregators (hub), which provide the technology platform for the supply of digital products and services; and the merchants, who offer and sell digital services, online newspapers, e-books, games and other services, including those intended for an adult audience.

In brief, all three categories of economic operators are required to provide a detailed notice, to explain to customers what personal data will be processed and for what purposes. Marketing activities, profiling, or disclosure of data to third parties may be carried out only with a specific consent of the customer. A specific consent is also necessary in case of processing of sensitive data, for example in relation to services intended for adults.

Electronic communications providers, aggregators and merchants are also required to adopt security measures to ensure the confidentiality of the data, such as strong authentication mechanisms for accessing information systems, logging procedures for tracking the data processing operations, cryptographic systems to protect data confidentiality. Furthermore, technical and organizational measures should be put in place to avoid the possibility of cross-referencing the different types of data available to the telephone operator, with a view to enhance customer profiling programs. Users should be given an easy option to disable the services intended for an adult audience. User data processed by the operators, aggregators and merchants must be deleted after six months.

4.3.3    ANTITRUST IN ITALY

Legislation on competition

Telecom Italia is subject to Italian competition law, and namely the Law of October 10, 1990 n. 287 (“Provisions aiming at protecting competition and the market”) set up the Autorità Garante della Concorrenza e del Mercato, or “Antitrust Authority”.

The Antitrust Authority is responsible for:

(i)	applying Law 287/1990 and supervising: (a) restrictive agreements; (b) abuses of a dominant position; and (c) concentrations of enterprises;

(ii)	applying, whenever the necessary conditions are met, the relevant EU provisions (i.e., Articles 101 and 102 of the Treaty on the Functioning of the European Union);

(iii)	applying Legislative Decree September 6, 2005 n. 206 concerning unfair commercial practices; and,

(iv)	monitoring conflicts of interest in the case of individuals holding government positions.

Item 4. Information On The Telecom Italia Group	Regulation

In addition, the Antitrust Authority may:

(i)	adopt interim measures; and

(ii)	enforce commitments binding upon the proposing parties in order to dispel identified anticompetitive concerns closing the investigation without any finding of a violation.

Antitrust Proceedings

For a discussion of the significant antitrust proceedings to which the Telecom Italia Group is a party please see “Note-Contingent Liabilities, Other Information, commitments and Guarantees of the Notes to the Consolidated Financial Statements” included elsewhere in this Annual Report.

4.3.4    ANTITRUST ISSUES AT THE EUROPEAN lEVEL

Legislation on competition

Telecom Italia is subject to the European competition law. European competition policy was developed from the three central rules set out in the Treaty on the Functioning of the European Union:

•

agreements between two or more independent market operators which restrict competition are prohibited by Article 101 of the Treaty on the Functioning of the European Union (TFEU or “Treaty”). This provision covers both horizontal agreements (between actual or potential competitors operating at the same level of the supply chain) and vertical agreements (between firms operating at different levels, i.e. agreement between a manufacturer and its distributor). Only limited exceptions are foreseen in the general prohibition. The most flagrant example of illegal conduct infringing Article 101 is the creation of a cartel between competitors (which may involve price-fixing and/or market sharing).

•

Article 102 of the Treaty prohibits firms holding a dominant position on a determined market to abuse that position, for example by charging unfair prices, by limiting production, or by refusing to innovate to the prejudice of consumers.

•

State aid distorting competition and trade within the EU are prohibited (art. 107 of the Treaty). State aid is defined as an advantage in any form whatsoever conferred on a selective basis to undertakings by national public authorities. Therefore, subsidies granted to individuals or general measures open to all enterprises are not covered by Article 107 of the Treaty and do not constitute State aid. Furthermore, the EC Treaty provides that in some circumstances, government interventions are necessary for a well-functioning and equitable economy, stating some exceptions and sector specific rules. The “Guidelines for the application of State aid rules in relation to rapid development of broadband networks” establish that public funding of broadband projects is not considered state aid if one of three exemptions are used:

•	the public authority invests under the same conditions that would be applied to a private investor (MEIP principle);

•	the public contribution is limited to the compensation of the provision of a service of general economic interest (SGEI principle);

•

it meets certain conditions (promoting the economic development of underdeveloped areas, promoting the execution of an important project of common European interest or to remedy a serious disturbance in the economy of a Member State, facilitating the development of certain activities or areas, promoting culture and heritage conservation.

The EC is empowered by the Treaty to apply these prohibition rules and holds a number of investigative powers to that end (e.g. inspection at business and non-business premises, written requests for information, etc.). It may also impose fines on undertakings which violate the EU antitrust rules. The main rules on procedures are set out in Council Regulation (EC) 1/2003.

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

Item 4. Information On The Telecom Italia Group	Regulation

As part of the overall enforcement of EU competition law, the EC has also developed and implemented a policy on the application of EU competition law to actions for damages before national courts. It also cooperates with national courts in order to ensure the coherent application of the EU competition rules within the Member States.

Main Antitrust proceedings pending before the European Commission

In February 2011, Telecom Italia and the Autonomous province of Trento (“PAT”) signed a Memorandum of Understanding (“MoU”) to establish a Public-Private Partnership for NGAN (fiber optics) deployment in the Trentino region (around 150,000 households). The Public-Private Partnership was based on a market-driven approach (no state aid) and intended to allow a shorter time to deployment for the Trentino region an area where only one broadband network operator is present). The project included the participation of PAT, Telecom Italia and other industrial partners.

Under the MoU a newly established corporation (“Newco”—the “Trentino NGN Joint Venture”) was to deploy a fiber network (dark fiber) based on a FTTH 3-GPON architecture and sell accesses to any Telco/ISP operator based on equivalence principles. Telecom Italia was to confer network assets useful for NGAN deployment and have the possibility to acquire a majority stake or 100% stake of Newco by exercising a call option awarded to it by a shareholders’ agreement that governs the public-private partnership.

On July 25, 2012, the European Commission opened an investigation aiming at assessing compliance of the Trentino NGN Joint Venture with European rules on State aid.

In February 2014, PAT officially announced its exit from the capital of Trentino NGN, the public-private company in which Telecom Italia held a shareholding of 41.07%.

The decision was made considering the extended period of waiting and inactivity following the investigation of the European Commission which started in July 2012.

PAT’s exit from the capital was announced to the European Commission and, therefore, the reasons that triggered the start of proceedings no longer exist.

On the basis of the agreements between the parties, on February 28, 2014 Telecom Italia acquired the shareholding held by PAT (52.2%) and a part (4.2%) of the shareholding held by one of the minority shareholders (La Finanziaria Trentina S.p.A.), for a total outlay of around 17 million euros. As a result, Telecom Italia now has control of the company.

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

Item 4. Information On The Telecom Italia Group	Regulation

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

Since the launch of GSM mobile services in 2002, four main players operate in the mobile market (Claro, Vivo, Oi and TIM) and compete nationwide. Third generation mobile services were introduced in 2008 while fourth generation mobile services started in 2012.

The authorizations for fixed and mobile services give the Telecom Italia Group (which operates under the brand names TIM, TIM Fiber and Intelig) coverage of the entire country of Brazil allowing it to provide fixed, mobile, long distance and multimedia services.

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

Interconnection agreements are subject to prior approval by ANATEL.

Item 4. Information On The Telecom Italia Group	Regulation

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

Main regulatory developments

•	Fixed Termination Rates

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

•	Mobile interconnection rate glide path

As a result of a November 2012 decision by ANATEL on market analysis (PGMC), the “full billing” of the exchanged traffic was maintained amongst the undertakings considered as having SMP in the market of mobile interconnection (Claro, Oi, TIM and Vivo), whereas the partial bill and keep will be applied amongst operators being designated as having SMP and operators not designated (Sercomtel, CTBC and Nextel).

The imbalance between incoming and outgoing traffic over which the termination fee will be paid amongst operators being designated as having SMP and operators not being designated will be 80% from January 2013 to February 2015. From that date, it will decline to 60% until February 2016, when the “full billing” methodology will be applied again.

ANATEL also modified the October 2011 “glide path” to be applied to the reference value of the mobile termination for calls coming from the fixed networks.

As a result, the expected reduction of MTR was confirmed: current levels are at 0.25 R$/min (~0.1 €/min) and the subsequent expected reduction should set the value at 0.17 R$/min (~0.07 €/min) in 2015. From 2016, the values will be cost-oriented and, according to the statement by the ANATEL rapporteur, should converge to approximately R$$0.10/min (approximately €0.04/min).

•	Leased Lines

In May 2012, ANATEL approved new regulations on Wholesale Leased Lines (EILD).

Operators holding a SMP are obliged to provide EILD at a reference price 30% lower than the one previously practiced. The provision of “special” Leased Lines, at a higher price than the standard lines, should be amply justified and limited to requests requiring larger investments or, only in case of copper lines, when the premises are located far from the central offices. Existing contracts shall be adapted to the new ANATEL provisions.

•	Assignment of frequencies in the 2.5GHz and 450MHz bands

In June 2012, the auction for the allocation of radio frequencies in the 2.5GHz band was held. Together with the 2.5GHz frequencies, enabling 4G/LTE applications, a portion of frequencies in the range of 450MHz was assigned.

TIM Brasil was awarded a 10MHz block of national spectrum and 6 regional licenses in the 2.5GHz band bidding approximately 148 million euros.

Item 4. Information On The Telecom Italia Group	Regulation

Coverage obligations:

•	450MHz: by December 31, 2015, rural areas within 30 km from the City Hall covered with voice and data services;

•	2.5 GHz: by December 31, 2016, gradual coverage by means of 4G services of the cities with more than 100,000 inhabitants (starting from the cities involved in the 2014 FIFA World Cup).

•	New allocation of the 700 MHz band

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

In October 2013, after a public consultation held in April 2013, ANATEL approved the Resolution and Regulation on Conditions for the allocation of the 700 MHz band (from 698 MHz to 806 MHz). The 700 MHz auction is expected to be held by 2014, after the publication of the Regulation against interferences and to the conclusion of the replanning of broadcasting channels.

•	Cost models’ implementation

In 2005, ANATEL issued a ruling for “Accounting Separation and Cost Accounting”, introducing for license holders and groups holding SMP in the offering of fixed and/or mobile network interconnection and wholesale leased lines (“Exploração Industrial De Linha Dedicada”—“EILD”) the obligation to present the Accounting Separation and Allocation Document (“Documento de Separação e Alocação de Contas”—“DSAC”). Starting from 2006 (for fixed operators) and 2008 (for mobile operators), operators (TIM included) are providing ANATEL with the requested information.

In August 2011, ANATEL launched a project called “Modelo de Custos”, setting up a consortium of consultants in charge of developing, within two years, the cost model for fixed and mobile networks for communications services. In summary, the cost modeling in Brazil that will support ANATEL´s decisions regarding termination rates will be composed of 4 main systems of information: (i) FAC-HCA to analyze cost recovery, (ii) FAC CCA to analyze new entrants, (iii) Top Down LRIC to improve competition and new products launch and (iv) Bottom Up LRIC to establish the termination rates values. As a result of the beginning of this project, ANATEL approved the adoption of MTR reference values using the PGMC (as defined below), with annual tariff decreases and established that from 2016, the cost model results will be applied.

Between July and August 2012, ANATEL held a public consultation on the conceptual approach and recommendations for the construction of the LRIC model for fixed and mobile networks.

In August 2013, ANATEL revised all the cost models methodology, increasing the level of information that should be sent to the Agency and standardizing the models used by the operators in order to have comparable results. In October 2013, ANATEL launched a consultation regarding a proposal for the development of criteria for the setting of maximum levels of fixed and mobile termination rates and wholesale leased lines (EILD), on the basis of cost models that should be applied starting from 2016.

On February 10, 2014, ANATEL approved the decision (Resolução Nº 630) regarding the methodology of the Weighted Average Cost of Capital (WACC) to be applied to the Telecommunication sector.

•	General Competition Plan (“PGMC”)

In November 2012, ANATEL published the General Competition Target Plan (PGMC), introducing tools for market analysis, for the identification of operators with market power and for the consequent imposition of asymmetric measures.

Item 4. Information On The Telecom Italia Group	Regulation

The approval of the PGMC represents a milestone in the development of Brazilian regulation, which is gradually evolving towards a model based on market analysis and towards the application of ex ante regulatory obligations in presence of obstacles to the development of competition.

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

In each market, ANATEL imposed a set of asymmetrical obligations to operators having SMP.

The most important measure imposed in the fixed access market is the further opening of wholesale fixed networks through the introduction of access obligations on copper networks (eg, Leased Lines, bitstream unbundling) for the vertically integrated, fixed operators having SMP: Oi, Telefónica and Telmex.

TIM Brasil was designated as having SMP in the wholesale markets of mobile termination, national roaming and the access to ducts and trenches. The measures applied to an SMP operator in those markets include:

•	a glide path on mobile termination rates for the 2013-2015 period, based on a price cap system, with a decrease of almost 50% in the next three years;

•	the obligation to offer the service of national roaming to operators not having SMP: regional licensed CTBC and Sercomtel and national licensed Nextel;

•	the obligation to offer the access to own ducts and trenches.

4.3.6    BROADCASTING REGULATORY FRAMEWORK IN ITALY

Consolidated Act on Broadcasting

Broadcasting in Italy is mainly regulated by the Legislative Decree July 31, 2005 n. 177 and subsequent modifications. It defines the general principles for the provision of audiovisual media services and the rules to be followed by:

•	Content provider both for linear and on demand contents;

•	Service provider for interactive services, conditional access (including pay- per-view) and electronic programs guide;

•	Network operators.

Following the sale of “La7” S.r.l. and MTV Italia S.r.l. the Group acts with Telecom Italia Media Broadcasting Srl (“TIMB”) as a “pure” network operator, not integrated with any content provider. TIMB operates three national terrestrial networks hosting more than 20 independent TV channels.

Broadcasting frequencies

In response to the EU infringement procedure 2005/5086, in 2008 the Government approved Law n. 101/08, replacing the special licensing regime for digital terrestrial network operators with an authorization regime compliant with EU Directives.

Following these modifications, all licenses have been converted to general authorizations.

The European Commission approved the changes introduced by Law 101/08, but asked more spectrum resources to be assigned to new entrants (the “Digital Dividend”). In response to these further requests, AGCom resolution 181/09/CONS set up the criteria for the complete digital conversion of the television terrestrial networks.

Item 4. Information On The Telecom Italia Group	Regulation

In this conversion, Telecom Italia Media Group has been wrongly assimilated to RAI and Mediaset. For this reason TIMB has been assigned only 3 out of the 4 networks managed by the Group before the switch off, even if all other network operators have been assigned networks on a “one-to-one” basis. In 2009, TIMB presented an appeal against this decision in order to safeguard its interests. The administrative court of lazio (TAR Lazio) rejected the appeal. TIMB is going to present the appeal to the Council of State.

On June 28, 2012, MISE formally finalized to TIMB the assignment of 3 digital rights for national broadcasting with a duration of twenty years.

AGCom resolution 351/13/CONS and subsequent modifications established the National Assignment Plan for Broadcasting Frequencies (PNAF—Piano Nazionale di Assegnazione delle Frequenze) which identifies 22 national terrestrial networks with 80% coverage of national territory.

The PNAF reserved channels 57-60 UHF for mobile services. Consequently TIMB has to re-farm from the originally assigned channels 55-60 UHF. The re-farming must be completed by June 30, 2015.

Out of the 22 PNAF networks, 3 will constitute the Digital Dividend to be assigned on the basis of an economic bidding procedure. These frequencies shall be assigned for a period of 20 years. The starting price is approximately 30 million euros each. Rai, Mediaset and TIMB cannot participate the bid, SKY can participate only for one lot, existing networks operators with two networks can participate for two lots and new entrants and small operators for all the three lots.

The bid is expected to be finalized by summer 2014.

In response to EU Commission request, AGCom will verify that each network operator will not reach the cap of 5 multiplexers.

The Law 44/12 requires AGCom to define the administrative contribution for frequency rights, to be applied from January 1, 2013. This regulation is still pending.

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

Activities relating to Iran

The only activities we have that, to our knowledge, relate in any way to Iran are:

i.	roaming agreements with the following Iran mobile phone operators: Taliya, KFZO—TKC, Irancell (MTN) and Mobile Company of Iran (MCI);

ii.

commercial relationship for the delivery of traffic from Iran to our networks and from our networks to Iran (“International Carrier Agreements”). To this end, our subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”) entered into agreements with Telecommunication Company of Iran. In addition, also Telecom Italia S.p.A. has entered into certain agreements (of a small amount) for the provision of TLC services (marine radio traffic) with Telecommunication Company of Iran and Islamic Republic of Iran Shipping Lines.

Roaming agreements

We operate one of the largest mobile networks in Italy. Through our foreign subsidiaries, we also have large mobile operations in Brazil (Tim Participações S.A. by means of its subsidiary TIM Celular S.A.) and Argentina (Telecom Argentina S.A. by means of its subsidiary Telecom Personal S.A.). It is pursuant to roaming agreements that a mobile customer is able to use his or her mobile phone on a network different from such mobile subscriber’s home network. The following is the definition of roaming that we provide in the glossary of this Annual Report (see “4.5 Glossary of Selected Telecommunications Terms”):

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

In 2013, the impact on net profit (loss) arising from such Roaming contracts is analyzed as follows:

•	our total revenues from roaming agreements with Iranian networks were approximately 182 thousand euros (of which 159 thousand euros recorded by Telecom Italia S.p.A.);

•	our total charges from roaming agreements with Iranian networks were approximately 212 thousand euros (of which 210 thousand euros recorded by Telecom Italia S.p.A.).

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

In 2013, the impact on net profit (loss) arising from the above International Carrier Agreements is analyzed as follows:

•	our total revenues from traffic from networks located in Iran to our networks were approximately 1.4 million euros; and

•	our total charges from traffic to networks in Iran from our networks were approximately 0.5 million euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, we intend to continue maintaining this agreement.

****

All such amounts of revenues and charges are deminimis with respect to our consolidated revenues and operating expenses, respectively.

Item 4. Information On The Telecom Italia Group	Glossary of Selected Telecommunications Terms

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

Co-siting.    Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of the network infrastructure in urban and rural areas.

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

Exchange.    See Switch.

FTT HOME, FTT CURB, FTT (Fiber to the …).    It is the term used to indicate any network architecture that uses fiber optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTT Curb (Fibre to the Curb)    the fiber connection reaches the equipment (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTT Home (Fibre to the Home), the fiber connection terminates inside the customer premises.

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

NGDC (Next Generation Data Center).    A major rethink of the IT architecture through the physical concentration and virtualization of the servers in order to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

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

OTT (Over the Top) players.    Operators offering content and services on the internet without owning the proprietary TLC network infrastructure.

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

TRX.    Radio transceivers located in BTS.

ULL (Unbundling of the Local Loop).    System through which ANO can rent the “last mile” of local loop, connecting to their equipments.

UMTS (Universal Mobile Telecommunications System).    Third-generation mobile communication standard. It consist of a broadband system in which data travel at 2Mb-per-second, communication is faster, quality is better and multimedia contents can travel trough the Net.

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

Universal service.    The obligation to supply basic service at an affordable price, or at special rates solely for subsidized users.

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

VDSL (Very-high-data-rate Digital Subscriber Line).    Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 50 Mbps in downstream (VDSL2).

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

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.6    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

GENERAL

As of December 31, 2013 and 2012, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2013				As of December 31, 2012
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of euros, except percentage)
Land	135	—	135	1.0	232	—	232	1.5
Civil and industrial buildings	380	883	1,263	9.6	698	972	1,670	10.8
Plant and equipment	10,594	—	10,594	80.1	11,837	—	11,837	76.5
Manufacturing and distribution equipment	41	—	41	0.3	39	—	39	0.2
Other	454	5	459	3.5	677	17	694	4.5
Construction in progress and advance payments	695	32	727	5.5	982	25	1,007	6.5

Total	12,299	920	13,219	100.0	14,465	1,014	15,479	100.0

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications. There are no encumbrances that may affect our utilization of our property or equipment.

Real Estate (Land, Civil and Industrial Buildings)

As of December 31, 2013, the Company owned many buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

Network Infrastructure (Plant and Equipment)

The Telecom Italia Group network infrastructure includes the domestic (Italian) and international fixed network, the domestic mobile network and the Brazilian mobile network. See “-4.5 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic Fixed Network

At December 31, 2013, the domestic (Italian) fixed network had the following figures:

Central Offices	approximately 10,400
Switching areas	608
Gateway areas (TDM)	33
Aggregation areas	12
Copper network	114,99 million kilometers-pair
Fiber optic access/carrier network	6,66 million kilometers-fiber
Long Distance VC4	4,788
Long Distance Lambda (l)	86 l at 2.5 Gbps and 688 l at 10 Gbps
BroadBand/ADSL network	9,312 Central Offices covered
Main PoP data networks	32

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

DOMESTIC FIXED VOICE NETWORK.    The Domestic (Italian) Fixed Voice Network dedicated to serving traditional voice (TDM) consists of 608 main local switches (SGU). Concerning the OLO interconnection, local switches are divided in 33 gateway areas.

Each local switch is physically interconnected to 2 out of 24 (12 pairs) Backbone Nodes (“BBN”).

Voice over IP (VoIP) service is guaranteed by a specific control platform dedicated to consumer and business customers. The IP/TDM interworking is carried out in the transit layer.

In terms of cable infrastructures, the domestic fixed network includes 114.99 million km of copper pairs, mainly in the distribution network, and also 6.66 million km of fiber, both in access and trunk network.

Optical fiber cables significantly increase network capacity and make it possible to offer hi-tech services based on the simultaneous transmission of various types of signal, such as voice, data and video.

DOMESTIC TRANSPORT NETWORK.    The domestic transport network uses the “SDH” (Synchronous Digital Hierarchy) or “PTN” technology and the optical “DWDM” technology (Dense Wavelength Division Multiplexing) and is based on optical fibers with systems from 155 Mbit/s to 10 Gbit/s. WDM systems realize point-to-point connections multiplying by a factor from 12 to 96 the bandwidth capacity of each optical fiber, thereby increasing the total capacity of the transport network.

The fixed long-distance transport network routes 4.788 VC-4 on the SDH Arianna and Phoenix networks. It supports also 86 2.5 Gbps point to point optical channels and 688 10 Gbps point to point optical channels on the optical DWDM systems and on the “Kaleydon” network. Kaleydon is the new national optical transport platform that allow to set up a completely photonic optical mesh network. Kaleydon supports optical channels at 40 Gbit/s and 100 Gbit/s with protection and restoration mechanisms at photonic level.

OPB (Optical Packet Backbone).    The OPB is the IP backbone of Telecom Italia based on 32 POPs equipped with Terarouters.

The OPB network support:

•	Internet traffic of residential, business and Wholesale customers;

•	VPN traffic (Virtual Private Network) of business customers;

•	Voice traffic;

•	Video traffic;

•	Mobile data traffic.

OPM (Optical Packet Metro).    The OPM network is the Metro-Ethernet network at regional level for traffic aggregation and transport up to the 32 IP POPs. The OPM network consists of 30 metro regional networks and support traffic from mobile and fixed access nodes. The OPM provides also Gigabit Ethernet Services for business customers (Ethernity, Hyperway, Gigabusiness and GEA on GBE optical access).

Broadband/xDSL network.    The broadband access network of Telecom Italia offers hi-tech telecommunications and multimedia applications and is based on ADSL2 DSLAM technology.

In 2013, the xDSL services for residential and business customers (retail and wholesale) covers more than 98% of the population and have been extended to 7,482 towns, including S. Marino (compared to 7,351 at the end of 2012).

At the end of 2013 9,313 local switching areas were covered by ADSL technology (compared to 9,135 at the end of 2012).

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

NGAN (Next Generation Access Network).    In 2013 Telecom Italia continued to deploy a “NGAN”, based on optical fiber cables. NGAN deployment started in 2009 in Milan based on Fiber-To-The-Home (“FTTH”) architecture. Since 2012 the deployment have been extended to main cities with Fiber-To-The-Cabinet (“FTTCab”) architecture using fiber to street cabinets equipped with VDSL2 cards.

More than 4,000,000 households had been passed by the end of 2013, mainly in the distribution areas of 340 central offices.

Domestic Mobile Network

The domestic mobile network consists of:

•	GSM network (2G: second generation network);

•	UMTS network (3G: third generation network);

•	LTE network.

On December 31, 2013 Telecom Italia’s domestic mobile network had the following figures:

GSM/EDGE network

•	17,861 BTS (Base Transceiver Station) GSM radio station (16,778 BTS at the end of 2012) +6.4%;

•	1,400 of them are µBTS;

•	871,582 radio channels (807,664 at the end of 2012) +7.9%;

•	116 BSC (Base Station Controller) (280 at the end of 2012), -58.5% due to the adoption of new generation, better performing equipment;

•	GSM Core Network: 10 Transit Exchange (TR-STP Signaling Transfer Point TDM) and 13 MSC/GTW (Gateway GPRS Support Node).

UMTS/HSPA network

•	14,602 node B UMTS radio base station (13,643 node B at the end of 2012) +7.0%;

•	2,152,452 radio channels (2,017,232 radio channels at the end of 2012) +6.7%;

•	122 RNC (Radio Network Controller) +5 new RNC compared to total at the end of 2012;

•

GSM/UMTS Core Network: 64 MSC-server (Mobile Switching Center/Gateway), 93 MGW (Media Gateway), 42 HLR (Home Location Register), 23 GGSN (Gateway GPRS Support Node), 31 SGSN (Serving GPRS Support Node).

In 2013 Telecom Italia continued the implementation plan to distribute the High Speed Downlink Packet Access (“HSDPA”) and the High Speed Uplink Packet Access (“HSUPA”); these systems aim to increase the overall data transmission speed offered by UMTS.

In particular the deployment of HSDPA at 42 Mbit/s reached the coverage level of more than 42% of the resident population.

LTE network

After an auction, in September 2011, additional frequency blocks on 800 MHz, 1800 MHz and 2600 MHz were acquired by Telecom Italia.

The three bands are used for LTE deployment to provide ultrabroadband services to mobile customers.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

At the end of 2013, LTE network coverage was 49% of the national population:

•	4,575 enode B;

•	LTE core network includes: 6 SPGW (Packet Data Network/Serving Gateway), 4 MME (Mobility Management Entity ), 2 HSS (Home Subscriber Server).

International Fixed Network

Telecom Italia Sparkle provides voice, IP and data connectivity services to national and international wholesale customers and to multinational corporates relying on an international network made of a proprietary cross-border backbone and bilateral connections.

The coverage of the Mediterranean and of Central and South America is provided by the interconnection with LANMED NAUTILUS regional backbones.

Telecom Italia Sparkle international backbone spans 450,000 km covering all of the major regions worldwide and connects over 500 international voice operators.

The cross-border backbone integrates 4 regional networks:

•	Pan European backbone (“PEB”);

•	Latin American backbone;

•	Mediterranean backbone;

•	USA backbone.

In detail:

•

Pan European Backbone.    Proprietary fiber optic network spanning the main European countries: Italy, France, United Kingdom, Netherlands, Belgium, Germany, Switzerland, Austria, Spain, Czech Republic, Slovakia and Romania. The overall length is 55,000 km.

•

Latin American backbone.    High-capacity backbone based on fiber optic ring networks, both terrestrial and submarine, with an overall length of 30,000 km, including the Miami-New York section. The ring connects the main cities of South and Central America to North America having a design capacity up to 4 Tbit/sec with automatic traffic protection.

•

Mediterranean backbone.    Submarine ring network with a highly reliable configuration, a total length of 7,500 km and a design capacity close to 4 Tbit/sec per fiber pair. Connects the major markets of the Mediterranean area: Italy, Greece, Cyprus, Turkey and Israel. Currently, the main landing points are Catania, Athens, Chania-Crete, Haifa, Tel Aviv and Istanbul.

•	USA backbone. Proprietary high capacity terrestrial backbone with POPs in: Newark, New York, Miami, Ashburn, Atlanta, Chicago, Palo Alto, Los Angeles and Dallas.

The services supplied include Voice, IP and Managed Bandwidth in Europe and in the USA, Managed Bandwidth and IP in the Mediterranean and in South America.

Telecom Italia Sparkle network is an integrated multi-service backbone based on an IP-MPLS core handling differentiated classes of services. The transport layer is based over DWDM with 10, 40 and 100 Gbit/s optical lambdas while voice services are provided by Class 4 switches.

Traffic protection is implemented by MS SPRING, SNCP, OTN, MSP 1+1 and “meshed” technologies.

In 2013 capacity upgrades were carried out on all of the major routes of the international backbone in order to cope with increasing IP and Managed Bandwidth sales.

In Amsterdam and London the Pan European Backbone (PEB) was connected to additional telehouses: Telecity 5, Equinix, Vancis, Global Switch.

A 20G transatlantic upgrade was carried out on the IP backbone among London, New York and Newark. Capacity was made available due to the SDH network rationalization plan in progress.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

In Catania and Paris new IP routers were deployed to keep up with traffic growth. In Marseille, Catania and Milan new Juniper MX 960 edge routers were added to the existing architecture. In Palermo the existing POP design was reviewed. The core Terabit Routers were significantly expanded in terms of traffic and can now act also as MPLS edge handling customers’ circuits at 10 Gbit/sec and 2.5 Gbit/sec allowing for a reduction of outdated Gigabit Routers.

A new 100G DWDM network was deployed on the Milan-Zurich-Frankfurt route. The POP in Zurich InterXion was closed for network optimization reasons.

As regards international submarine systems, the Catania-Malta cables was upgraded while ITUR was decommissioned. TI Sparkle has also joined consortia upgrades on the Sea-Me-We3 e Sea-Me-We4 cables in order to strongly increase available capacity to Middle and Far East.

All of the major routes of TI Sparkle’s US IP backbone were significantly upgraded.

In the Far East, capacity from Singapore to Hong Kong was expanded and a new Carrier Ethernet router was added in the Hong Kong POP in order to enrich the offer with the full set of MEF (“Metro Ethernet Forum”)–compliant services either on Gigabit or 10 Gigabit Ethernet interfaces.

In 2013 TI Sparkle has been further developing its “carrier grade” Cloud services offer with reference mainly to IaaS (Infrastructure as a Service). A new data center in Athens has been deployed being the second after the Istanbul data center launched in 2011. Available services are: physical hosting, virtual hosting, storage, backup, VPN access. It is also possible to address specific customers’ requirements such as Disaster Recovery projects.

As for mobile services, a new platform was deployed to enrich TI Sparkle offer with LTE (Long Term Evolution) international roaming capabilities. In Milan and Rome, the signaling network was upgraded to cope with traffic growth. End-to-end testing has been extended to SMS (Short Message Services).

In Rome, an upgrade has been carried out also on the VoIP (Voice over IP) platform.

With reference to Multinational Customers, new routers have been deployed in the Milan and Frankfurt POPs to keep up with service offer development and handle IPv6.

Mediterranean Backbone

In 2013 a new Data Centre specific for Cloud Services has been launched in Athens. On the IP backbone, a new Juniper MX960 routes has been added to the Sofia POP with an upgrade of the Sofia-Frankfurt route.

Latin American Backbone

In 2013 an agreement with Telefonica was finalized in order to purchase the new infrastructure in the Caribbean over the SAM-1 and PCCS cables. This will provide connectivity from Puerto Rico to Miami. No more purchase of IRU capacity from St Croix to Miami will therefore be needed.

The 100G DWDM platform has been deployed over the SAC ring bringing the system’s design capacity up to 4 Terabit/s. Upgrades have also been completed on MAC (St Croix to Miami), Cooks (Panama to St Croix), TAC (Chile to Argentina). A new POP was also opened in Fortaleza (Brazil) while the IP offer has been made available also in Panama.

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

As of December 31, 2013, we had 118 mobile switches for voice capacity, 235 thousand TRXs, 9,078 Node B and approximately 47,000 kilometers in fiber optic cable networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed.

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

In Italy, revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services. To determine the expected duration of the relationship with customers we perform an analysis of our historical customer relationship trends.

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

A small portion of our bundled offerings in the mobile and broadband businesses are contracts with a minimum contractual period between 18 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

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

If actual results differ from these estimates, or we adjust the estimated economic useful lives in future periods, operating results could be significantly affected by these estimates and judgments which involve:

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

Under IFRS 10 (Consolidated Financial Statements), changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

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

•

Intangible and tangible assets with a finite useful life.    At every annual or interim closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization. When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the separate consolidated income statement. When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the separate consolidated income statement.

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

Derivative financial instruments

We have entered into several different types of derivative contracts in order to manage our exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits. The changes in the fair value of derivatives which do not qualify for hedge accounting, fair value hedge derivatives and the ineffective portion of cash flow hedge derivatives are recognized in the separate consolidated income statement in the period of change. The gain or loss on the effective portion of qualifying cash flow hedges is recognized directly in a specific equity reserve. The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time the hedged transaction affects the separate consolidated income statement. The assessment of the fair value of a derivative contract requires the use of quoted market prices, banker price quotations, price quotations for similar instruments traded in different markets and, where applicable, pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized. We rely on these pricing models when external fair values are unavailable. The estimates regarding future prices require estimating several factors, including interest rates, currency values and cash flows. Prices realized in the future could differ from these estimates, therefore producing different financial results.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

5.2    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2013

5.2.1    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Increased competition continues to have a significant impact on the development of our business. Key trends affecting our core businesses are:

Domestic Business Unit

Telecommunications continue to play a central role in society, driven by the growing importance of broadband, both fixed and mobile. The ongoing convergence of telecommunications, Information Technology, Media and Consumer Electronics has led to greater competition and faster innovation, thus increasing the industry’s complexity. These macro factors have, and continue to have a material impact on how we plan for and manage our business.

In the Italian telecommunications market there has been a reduction in consumer and business customers’ spending on both fixed and mobile services, driven by a decline of traditional voice services, only partially offset by the growth of new Broadband services.

The main strategic priorities and objectives of Telecom Italia in its Domestic market are:

•	strong increase in UBB (UltraBroadband) deployment aimed at achieving a distinctive market positioning;

•

revenue stabilization: stabilize the revenue trend for traditional services, foster growth of innovative services and exploit new revenue streams such as content and entertainment, advertising and cloud services; and

•	operating expenses efficiency.

Brazil Business Unit

The Brazilian telecommunications market is characterized by a large but declining voice market, especially in the wireline segment, and an emerging data/internet user population. The mobile sector continues to benefit from fixed-mobile substitution.

Mobile broadband represents in Brazil a competitive alternative to fixed broadband, considering the country’s geography, fixed network characteristics and price premium.

In light of these market trends, TIM Brasil’s main strategic priorities and objectives are to:

•	continue to expand its customer base;

•	pursue high potential in mobile broadband penetration;

•	focus investments on quality improvement and on innovative components to capture the full potential of data;

•	pursue a leaner organization and focus on internal processes and strict cost control.

5.2.2    BUSINESS SEGMENTS

The Telecom Italia Group reports its financial results on the basis of the following operating segments:

•

Domestic:    includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale) as well as the related support activities;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Media: includes the management of analog and digital broadcasting networks and accessory services of television broadcasting platforms;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

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

The principal changes in the scope of consolidation in 2013 are as follows:

•

Sofora—Telecom Argentina group:    on November 13, 2013, Telecom Italia accepted the offer of Fintech Group for the acquisition of the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. Consequently, under IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the Business Unit Argentina was classified as discontinued operations (Discontinued operations/Non-current assets held for sale). For further details, please see “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report;

•

MTV group – Media:    on September 12, 2013 Telecom Italia Media and Viacom International Media Networks (VIMN) finalized the sale of 51% of MTV Italia S.r.l. and of its wholly-owned subsidiary MTV Pubblicità S.r.l. As a result, these companies are no longer consolidated;

•

La7 S.r.l. – Media:    on April 30, 2013, after authorization for the sale was received as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication. As a result, the company was excluded from the scope of consolidation.

The principal change in the scope of consolidation in 2012 was:

•	Matrix – Other Operations: the company was sold on October 31, 2012, and consequently excluded from the consolidation area as of such date.

For a description of certain of these businesses, see “Item 4. Information on the Telecom Italia Group–4.2 Business Units”.

For purposes of the following discussion selected financial data of each Business Unit has been provided for 2013, 2012, and 2011 consistent with the structure of each Business Unit at December 31, 2013.

5.2.3    NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 20-F, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”).

Such financial data is considered Non-GAAP financial measures as defined in Item 10(e) of Regulation S-K under the 1934 Act.

In this Annual Report the Non-GAAP Measure used relates to Net Financial Debt.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Non-current financial liabilities	31,084	34,091
Current financial liabilities	6,119	6,150
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	27	—

Gross financial debt (A)	37,230	40,241

Non-current financial assets (B)	(1,256)	(2,496)

Current financial assets:
Securities other than investments	(1,348)	(754)
Financial receivables and other current financial assets	(283)	(502)
Cash and cash equivalents	(5,744)	(7,436)

Total current financial assets (C)	(7,375)	(8,692)

Financial assets relating to Discontinued operations/Non-current assets held for sale (D)	(657)	—

Financial assets (E=B+C+D)	(9,288)	(11,188)

Net financial debt (A+E)	27,942	29,053

5.2.4    OVERVIEW OF 2013 RESULTS OF OPERATIONS

In 2013, the following characterized the results in our domestic market:

•

in the Domestic Fixed Telecommunications Service Business the continuing erosion of the access market, the decrease in market share (768 thousand fixed line losses in 2013 compared to 674 thousand fixed line losses in 2012 and 699 thousand fixed line losses in 2011) and lower traditional services demand and prices (both voice and data) continued in 2013. The line loss was due to, apart from churn in favor of OLOs, disconnection of fixed lines without migration to other operators (a trend that is currently observed with respect to second homes or clients who abandon their landline and rely on mobile communications). On the revenue side these dynamics are partially offset by actions aimed to preserve the value of our customer base focused on the upselling of high value solutions, especially in the Broadband area, and by the development of ICT and cloud services for the business market;

•

the Domestic Mobile Telecommunications Service Business is still characterized by aggressive competitive behavior that has resulted in a decrease in prices, especially for traditional services (voice and messaging). This dynamic, in combination with the sharp reduction in Mobile Termination Rates (MTR) (from 2.5 euro cent to 0.98 euro cent) resulted in a drop of service revenues (-16.4% vs. -9.0% in 2012), only partially offset by growth of Mobile Internet and by the sales of enabling devices (tablets and smartphones).

In 2013, the following characterized the results in our Brasil Business Unit:

•

Brazil.    Tim Brasil’s customer base grew in 2013 by 4.3% compared to 2012 (adding 3.1 million net new customers); its market share expanded to 27.1% from 26.9% in 2012. Based on value market share (share in service revenues) Tim Brasil was the second largest Brazilian mobile operator. The company also recorded growth in its pre-paid segment which increased by 2.5% year over year (reaching 61.1 million customers), while the post-paid clients increased 14.6% year over year (totaling 12.3 million subscribers).

Tim Brasil continued to focus on growth and profitability, through cost discipline and initiatives to increase revenue from value-added services, increased traffic volumes/usage and network service quality. In particular, revenues from services increased in 2013 by 1.7% compared to 2012 and revenues from handsets grew in 2013 by 37.4% compared to 2012, reflecting the company’s strategy of market penetration with high-end handsets (smartphones/webphones and tablets) as a lever to grow mobile data services.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

On the cost side, Tim Brasil adopted a disciplined approach to client acquisition, credit analysis and operating expenses.

The following table sets forth our consolidated income statement for the years ended December 31, 2013, 2012 and 2011.

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group, held by Telecom Italia and through its subsidiaries Telecom Italia International, Sofora Telecomunicaciones, Nortel Inversora and Tierra Argentea. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), during the fourth quarter of 2013 Telecom Argentina was treated as Discontinued operations/Non-current assets held for sale. The data for prior periods have been restated.

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Revenues	23,407	25,759	26,772
Other income	324	285	294

Total operating revenues and other income	23,731	26,044	27,066

Acquisition of goods and services	(10,377)	(11,289)	(11,495)
Employee benefits expenses	(3,087)	(3,333)	(3,514)
Other operating expenses	(1,318)	(1,474)	(1,528)
Change in inventories	48	(4)	40
Internally generated assets	543	581	569
Depreciation and amortization	(4,553)	(4,689)	(4,974)
Gains (losses) on disposals of non-current assets	(82)	52	4
Impairment reversals (losses) on non-current assets	(2,187)	(4,179)	(7,358)

Operating profit (loss)	2,718	1,709	(1,190)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	(6)	(39)
Other income (expenses) from investments	(3)	2	16
Finance income	2,003	1,983	2,400
Finance expenses	(4,186)	(3,981)	(4,440)

Profit (loss) before tax from continuing operations	532	(293)	(3,253)
Income tax expense	(1,111)	(1,086)	(1,423)

Profit (loss) from continuing operations	(579)	(1,379)	(4,676)
Profit (loss) from Discontinued operations/Non-current assets held for sale	341	102	310

Profit (loss) for the year	(238)	(1,277)	(4,366)
Attributable to:
Owners of the Parent	(674)	(1,627)	(4,811)
Non-controlling interests	436	350	445

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

5.2.5    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group (which made up the Argentina Business Unit), held by Telecom Italia and through its subsidiaries Telecom Italia International, Sofora Telecomunicaciones, Nortel Inversora and Tierra Argentea. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), during the fourth quarter of 2013 Telecom Argentina was treated as Discontinued operations/Non-current assets held for sale. The data for prior periods have been restated.

		Domestic	Brazil	Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros, except number of employees)
Revenues(1)	2013 2012 2011	16,175 17,884 18,991	6,945 7,477 7,343	124 222 238		265 280 343		— 62 119		(102 (166 (262	) ) )	23,407 25,759 26,772

Operating profit (loss)	2013 2012 2011	1,993 1,078 (1,996)	858 966 984	(132 (263 (88	) ) )	(8 (65 (43	) ) )	1 (3 (38	) )	6 (4 (9	) )	2,718 1,709 (1,190)

Capital expenditures on an accrual basis	2013 2012 2011	3,027 3,072 4,184	1,349 1,500 1,290	20 57 61		4 3 5		— 7 16		— — —		4,400 4,639 5,556

Number of employees at year-end(2)	2013 2012 2011	52,695 53,224 55,047	12,140 11,622 10,539	84 735 765		682 778 1,075		22 22 378		— — —		65,623 66,381 67,804

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

5.2.6    Year Ended December 31, 2013 compared With Year Ended December 31, 2012

❖	REVENUES

Revenues amounted to 23,407 million euros in 2013, a decrease of 2,352 million euros, or 9.1%, compared to 25,759 million euros in 2012.

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2013		2012		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	16,175	69.1	17,884	69.4	(1,709)	(9.6)
Core Domestic	15,269	65.2	16,933	65.7	(1,664)	(9.8)
International Wholesale	1,263	5.4	1,393	5.4	(130)	(9.3)
Brazil	6,945	29.7	7,477	29.0	(532)	(7.1)
Media, Olivetti and Other Operations(2)	389	1.7	564	2.2	(175)	(31.0)
Adjustments and eliminations	(102)	(0.5)	(166)	(0.6)	64	(38.6)

Total Revenues	23,407	100.0	25,759	100.0	(2,352)	(9.1)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

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

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reported a decline of 1,709 million euros (-9.6%) in revenues in 2013, compared to 2012.

The performance and results of the domestic market were affected by the worsening macroeconomic environment and increasing competition, especially in Mobile services.

This revenue decline was also impacted by several significant regulatory factors, such as the entry into force, starting from July 1, 2013, of the new mobile termination rates (“MTR”), 0.98 euro cents compared to 1.5 euro cents in the first half of 2013 and 2.5 euro cents in the second half of 2012. The new rates were 35% lower compared to the rates of the first half of 2013 and 61% lower compared to the rates of the second half of 2012, with a negative impact on revenues of -364 million euros in 2013 (-429 million euros just on Mobile revenues). Furthermore, the recent decisions of AGCom regarding copper network access rates, with retroactive effect as of January 1, 2013, resulted in an additional revenue reduction of -111 million euros compared to 2012. In addition, revenues were adversely impacted by the introduction in July 2012 at the European level of a cap on the price of roaming traffic.

With respect to the Brazil Business Unit, revenues from services continued their positive trend, driven by the growth of the customer base (reaching approximately 73.4 million mobile lines at December 31, 2013, up 4.3% compared to December 31, 2012). Handset revenues also increased compared to 2012. However, the revenue increase was impacted by a negative exchange rate effect, which resulted in a decrease of 7.1% in 2013 compared to 2012.

For a more detailed analysis of revenue performance by individual Business Units, reference should be made to “Item 4. Information On The Telecom Italia Group—4.2 Business Units”.

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	63	69	(6)	(8.7)
Recovery of employee benefit expenses, purchases and services rendered	28	35	(7)	(20.0)
Capital and operating grants	27	18	9	50.0
Damage compensation, penalties and sundry recoveries	64	40	24	60.0
Other income	142	123	19	15.4

Total other income	324	285	39	13.7

❖	OPERATING EXPENSES

Operating expenses amounted to 21,013 million euros in 2013, a decrease of 3,322 million euros, or 13.6% compared to 24,335 million euros in 2012. Operating expenses declined primarily as a result of the reduced impairment losses on non-current assets which decreased from 4,179 million euros in 2012 to 2,187 million euros in 2013. The components of our operating expenses include the following:

•

Acquisition of goods and services amounted to 10,377 million euros in 2013, a decrease of 912 million euros compared to 2012 (11,289 million euros). The reduction was mainly due to the Domestic Business Unit, which had a decrease of 560 million euros compared to 2012, largely attributable to lower amounts payable to other operators and to the Brazil Business Unit (-245 million euros, including an effect of 564 million euros due to the strengthening of the Euro against the Brazilian reais).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

The following table sets forth the acquisition of goods and services for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	2,358	2,203	155	7.0
Portion of revenues to be paid to other operators and interconnection costs	2,949	3,797	(848)	(22.3)
Commercial and advertising costs	1,565	1,697	(132)	(7.8)
Power, maintenance and outsourced services	1,353	1,436	(83)	(5.8)
Rent and leases	755	649	106	16.3
Other service expenses	1,397	1,507	(110)	(7.3)

Total acquisition of goods and services	10,377	11,289	(912)	(8.1)

% on Revenues	44.3	43.8

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,688	2,945	(257)	(8.7)
Corporate restructuring expenses	19	8	11	137.5

Total employee benefits expenses—Italy	2,707	2,953	(246)	(8.3)

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	380	378	2	0.5
Corporate restructuring expenses	0	2	(2)

Total employee benefits expenses—Outside Italy	380	380	—	—

Total employee benefits expenses	3,087	3,333	(246)	(7.4)

% on Revenues	13.2	12.9

Employee benefits expenses were 3,087 million euros in 2013 compared to 3,333 million euros in 2012, a decrease of 246 million euros. The change was due to the reduction of 246 million euros in the Italian component of employee benefits expenses, mainly due to the reduction in ordinary employee benefits expenses (257 million euros), resulting from:

•

the decrease in the average salaried workforce of 3,092 compared to 2012 (of which 851 was due to the “defensive” solidarity contracts applied by Telecom Italia, TI Information Technology and Olivetti); and

•	the exit of Matrix, La7, MTV Italia and MTV Pubblicità from the Group’s scope of consolidation, which resulted in a decrease of 714 average salaried workforce.

This decrease was offset by higher restructuring expenses of 11 million euros. In 2013 these expenses were of 19 million euros (8 million euros in 2012), and were recognized as a result of the framework agreement signed by the Parent with the trade unions on March 27, 2013 and the agreement signed by the company Advanced Caring Center with trade unions on December 5, 2013. Of these expenses, 15 million euros pertain to the Parent, 2 million euros to TI Information Technology, 1 million euros to TI Sparkle and for 1 million euros to Advanced Caring Center.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

Employee benefits expenses in our foreign businesses remained stable. The effect of the growth in the average workforce, which rose to 575 employees, as well as local salary variations were offset by a negative exchange difference of around 43 million euros, essentially due to the Brazil Business Unit.

The Group’s average salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(full time equivalent units, except percentages)
Average salaried workforce—Italy	48,541	52,347	(3,806)	(7.3)
Average salaried workforce—Foreign	10,986	10,411	575	5.5

Total average salaried workforce(1)	59,527	62,758	(3,231)	(5.1)
Non current assets held for sale (Sofora—Telecom Argentina group)	15,815	15,806	9	0.1

Total Average salaried workforce—including Non current assets held for sale (Sofora—Telecom Argentina group)	75,342	78,564	(3,222)	(4.1)

(1)

Includes the average employees with temp work contracts: 20 units in 2013 (19 in Italy and 1 outside Italy). In 2012 average employees with temp work contracts were 59 units (58 in Italy and 1 outside Italy).

The Group’s employees at December 31, 2013 and 2012 were as follows:

	As of December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	53,155	54,419	(1,264)	(2.3)
Employees—Foreign	12,468	11,962	506	4.2

Total Employees(1)	65,623	66,381	(758)	(1.1)
Non current assets held for sale (Sofora—Telecom Argentina group)	16,575	16,803	(228)	(1.4)

Total Employees—including Non current assets held for sale (Sofora—Telecom Argentina group)	82,198	83,184	(986)	(1.2)

(1)	Includes employees with temporary work contracts: 4 units at December 31, 2013 and 40 units at December 31, 2012.

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	380	501	(121)	(24.2)
Provision charges	100	197	(97)	(49.2)
Indirect duties and taxes	128	119	9	7.6
TLC operating fees	482	548	(66)	(12.0)
Penalties, compensation and administrative sanctions	72	29	43	148.3
Association dues and fees, donations, scholarships and traineeships	22	25	(3)	(12.0)
Sundry expenses	134	55	79	143.6

Total other operating expenses	1,318	1,474	(156)	(10.6)

% on Revenues	5.6	5.7

Other operating expenses were 1,318 million euros in 2013 compared to 1,474 million euros in 2012, a decrease of 156 million euros.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

This decrease was primarily attributable to the Brazil Business Unit (-87 million euros, including an exchange rate effect of 90 million euros due to the strengthening of the Euro against the Brazilian reais) and to the Domestic Business Unit (-37 million euros, including 84 million euros relating to the estimate of the charges connected with the fine imposed by the Italian Antitrust Authority (AGCM)—challenged by Telecom Italia—relating to the A428 proceedings).

In detail:

•

writedowns and expenses in connection with credit management (380 million euros; 501 million euros in 2012) include 286 million euros relating to the Domestic Business Unit (370 million euros in 2012) and 84 million euros related to the Brazil Business Unit (100 million euros in 2012);

•

provision charges (100 million euros; 197 million euros in 2012) include 81 million euros relating to the Brazil Business Unit (91 million euros in 2012), and 13 million euros to the Domestic Business Unit (92 million euros in 2012);

•

telecommunications operating fees and charges (482 million euros; 548 million euros in 2012) include 424 million euros relating to the Brazil Business Unit (487 million euros in 2012) and 57 million euros relating to the Domestic Business Unit (59 million euros in 2012);

•

sundry expenses, amounting to 134 million euros (55 million euros in 2012) mainly relate to the Domestic Business Unit and include 84 million euros relating to the estimate of the charges for the aforementioned fine imposed by the Italian Antitrust Authority (AGCM) on conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio.

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	2,012	1,900	112	5.9
Depreciation of tangible assets—owned and leased	2,541	2,789	(248)	(8.9)

Total depreciation and amortization	4,553	4,689	(136)	(2.9)

% on Revenues	19.5	18.2

The reduction in overall depreciation and amortization was attributable to:

•

Brazil Business Unit (-74 million euros, which included an exchange rate effect of 128 million euros due to the stronger Euro). Net of this exchange rate effect, depreciation and amortization would have increased by +54 million euros;

•

Domestic Business Unit (-19 million euros) as a result of the decrease in depreciation of tangible assets, which was partially offset by the increase in amortization of intangible assets, primarily due to the entry into force from January 1, 2013 of the user rights on the LTE (Long Term Evolution) frequencies (+67 million euros);

•

the exit from the scope of consolidation of Matrix S.p.A. (Other operations), La7 S.r.l. and MTV Italia S.r.l. (with the wholly owned subsidiary MTV Pubblicità S.r.l.) (Business Unit Media), with an impact of approximately -44 million euros.

•	Gains (losses) on disposals of non-current assets

This item showed a loss of 82 million euros and consisted of the net balance of the following:

•

the realized loss, including incidental costs, of 100 million euros from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013. The overall impact of the sale, comprising the performance of

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

La7 S.r.l. up until the transaction date, was approximately -125 million euros for 2013, inclusive of non-controlling interests. This amount included the post closing price adjustment of 4.8 million euros, paid to Telecom Italia Media by the Cairo Communication group on October 25, 2013;

•

the realized gain of 3 million euros, net of incidental costs, for the sale to Viacom International Media Networks (VIMN) of the entire controlling interest (51%) held in MTV Italia S.r.l., which took place on September 12, 2013;

•

the net capital gains on the sale of other non-current assets totaling 15 million euros, mainly relating to the sale of a property by the Brazilian companies Telecom Italia Latam Participações and Gestão Administrativa Ltda for an amount of 48 million Brazilian reais (around 17 million euros).

In 2012 this item was a positive 52 million euros and essentially related to the gain in connection with the completion of the sale of Matrix on October 31, 2012, totaling 49 million euros, net of incidental costs.

•	Net impairment losses on non-current assets

Net impairment losses on non-current assets amounted to 2,187 million euros and were related to the impairment loss on the goodwill allocated to the Core Domestic Cash Generating Unit within the Domestic Business Unit.

In particular, in the first half of 2013, the Group tested goodwill for impairment. The results of this testing led to an impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic Cash Generating Unit. This valuation, in compliance with the Group’s specific procedures, considered the deterioration of the macroeconomic situation, both in general terms, with reference to the outlook for the Italian economy, and in specific terms, in relation to management’s expectations of the expected impact, on the entire year 2013 and coming years, of the recent AGCom decisions on wholesale copper network access rates, as well as the commercial performance of the Domestic Business Unit in the first half of 2013. The valuation also considered analyst forecasts of the expected performance of the Business Unit, as well as the performance of financial indicators and interest rates.

In preparing the 2013 Annual Report the impairment testing was repeated, using the update of the Industrial plan as a reference. This process did not identify additional impairment losses compared to the 2,187 million euros already recognized in the first half of 2013.

In 2012 this item amounted to 4,179 million euros and was essentially related to the goodwill impairment loss allocated to the Domestic Cash Generating Unit within the Domestic Business Unit (4,016 million euros) and the overall impairment loss on non-current assets and goodwill (157 million euros) within the Media Business Unit.

Further details are provided in the “Note—Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OPERATING PROFIT (LOSS)

Operating profit was 2,718 million euros in 2013 (1,709 million euros in 2012).

The Operating profit improved in 2013 compared to 2012 despite the adverse effect of the aforementioned impact of the impairment losses on non-current assets of 2,187 million euros in 2013. 2012 had significantly greater impairment losses of 4,179 million euros.

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

The Share of profits (losses) of associates and joint ventures accounted for using the equity method was nil in 2013 compared to a loss of 6 million euros in 2012, mainly related to Tiglio I S.r.l.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

In 2013 other income (expenses) from investments shows a net loss of 3 million euros (a net income of 2 million euros in 2012).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) shows net expenses of 2,183 million euros (net expenses of 1,998 million euros in 2012), an increase of 185 million euros.

This increase was due to the net effect resulting from the change in certain non-monetary items, of a valuation and accounting nature, linked in particular to hedge accounting, which was offset in part by the reduction in finance expenses related to the reduction in net financial debt.

In particular, the following is noted:

•	the reduction in finance expenses related to the decrease in net financial debt;

•

an increase in the balance of finance expenses linked to the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation (unrealized accounting changes which do not result in any actual monetary settlement) which were offset by the positive effect, of approximately 25 million euros (gross of taxes), resulting from the adoption of IFRS 13 starting with fiscal year 2013. As this standard requires the reflection of the risk of breach by Telecom Italia and its bank counterparts, its introduction generated a positive effect on the Group, as the debt positions in the derivatives portfolio, which are higher than the credit positions, are reduced in order to reflect this risk;

•

the issuance by Telecom Italia Finance S.A. of 1.3 billion euros of mandatory convertible bonds (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”), resulted in the recognition of the option embedded in the financial instrument, to separate it from its liability component. At the end of 2013, the measurement of the option at fair value through profit or loss resulted in a negative impact on adjustments to non-hedging derivatives of 124 million euros;

•

starting from January 1, 2013, finance expenses incurred through the acquisition, by the Domestic Business Unit, of user licenses to LTE mobile frequencies were no longer capitalized as the assets to which they refer came into use during the period.

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

The item totaled 1,111 million euros, an increase of 25 million euros compared to 2012 (1,086 million euros). In 2012 the item benefited from the recognition of credits of 319 million euros relating to previous years for the IRES tax refund relating to the IRAP tax calculated on labor costs (Law Decree 16/2012). Net of this effect, the tax expenses for the year 2013 would have been lower than the previous year by 294 million euros mainly due to the lower tax base of the Parent Telecom Italia and, to a lesser extent, of the Brazil Business Unit which also is affected by the negative exchange differences of approximately 37 million euros.

❖	PROFIT (Loss) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On November 13, 2013, the Telecom Italia Group accepted the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora—Telecom Argentina group (Argentina Business Unit). As a result, with effect from the preparation of the Group’s financial statements for 2013, the business unit has been classified under Discontinued operations/Non-current assets held for sale.

In 2013 the item Profit (loss) from Discontinued operations/Non-current assets held for sale showed a profit of 341 million euros (a profit of 102 million euros in 2012) and consisted of:

•

the positive contribution to the consolidation by the Argentina Business Unit of 378 million euros (positive of 99 million euros in 2012; reflecting the full loss of 253 million euros for the complete impairment of the goodwill and for the partial impairment of the customer relationships, recognized by Telecom Italia Group upon acquisition of control);

•	sundry expenses and deferred tax liabilities relating to the disposal (18 million euros);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

•	net expenses relating to disposals made in previous years of 19 million euros (income of 2 million euros in 2012).

For further details, please see “Note—Discontinued operations/Non-current assets held for sale”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.2.7    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2013 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2012

❖	DOMESTIC

The following table sets forth certain financial and other data for the Domestic Business Unit for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	16,175	17,884	(1,709)	(9.6)
Operating profit (loss)	1,993	1,078	915	84.9
% of Revenues	12.3	6.0
Employees at year-end (units)	52,695	53,224	(529)	(1.0)

Revenues

Revenues decreased by 1,709 million euros, or 9.6%, from 17,884 million euros in 2012 to 16,175 million euros in 2013.

The revenue decline was primarily due to the weak macroeconomic environment—worse than expectations, which forecast a recovery during 2013—and a market environment of stiff competition with accelerating price reductions (particularly in the Mobile business in the first half of the year). In addition the decline in revenues was also significantly influenced by several regulatory changes.

These significant regulatory changes included the entry into force, starting from July 1, 2013, of the new MTRs, 0.98 euro cents compared to 1.5 euro cents in the first half of 2013 and 2.5 euro cents in the second half of 2012. The new rates were 35% lower compared to the rates of the first half of 2013 and 61% lower compared to the rates of the second half of 2012, with a negative income statement impact of -364 million euros in 2013 (-429 million euros just on Mobile revenues). Furthermore, recent decisions of AGCom regarding copper network access rates, with retroactive effect to January 1, 2013, resulted in an additional negative impact of -111 million euros compared to 2012. In addition, revenues were adversely impacted by the introduction in July 2012 at the European level of a cap on the price of roaming traffic.

Excluding the aforementioned impact of the reduction in MTR on the one hand, and the change in rates for wholesale access to the copper network on the other, the performance for 2013 would have been -6.8% compared to 2012, with signs of recovery in the last few months (-5.7% in the fourth quarter compared with -7.2 in the third quarter and -7.3% in the first half).

The aforementioned trend of decline in revenues was primarily due to the decline in revenues from traditional services (voice, messaging, circuit data transmission), which was only marginally offset by the growth in innovative services, particularly Fixed-line Broadband, ICT and Mobile Internet.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

The following table sets forth the Domestic Business Unit’s revenues by market segment for the years ended December 31, 2013 and 2012.

•	Core Domestic

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	15,269	16,933	(1,664)	(9.8)
Consumer	8,024	8,835	(811)	(9.2)
Business(1)	5,211	5,879	(668)	(11.4)
National Wholesale	1,897	2,052	(155)	(7.6)
Other	137	167	(30)	(18.0)
Operating profit (loss)	1,888	958	930	97.1
% of Revenues	12.4	5.7
Employees at year-end (units)	51,954	52,289	(335)	(0.6)

(1)	Includes, starting from January 1, 2013, Top customers revenues. Figures for 2012 have been reclassified for purposes of comparison.

•

Consumer:    revenues for the Consumer segment in 2013 amount to 8,024 million euros, a decrease of 811 million euros compared to 2012 (-9.2%). The decrease in revenues for 2013 was mainly attributable to revenues from Mobile services (-693 million euros, -16.2%), particularly traditional voice services (-660 million euros, comprising -319 million euros attributable to the reduction in MTR and Messaging services (-95 million euros), only partially offset by the steady growth in Mobile Internet browsing (+74 million euros, +12.1% compared with 2012). Fixed-line services also reported a decrease in 2013 of -183 million euros (-4.3%) entirely attributable to the reduction in Voice revenues (-205 million euros, as a result of the decrease in customers/accesses and the reduction in traffic usage), only partly offset by higher Broadband revenues (+28 million euros, due to the market share remaining stable and the positive performance of the ARPU, boosted by the increased weight of customers with bundle/flat deals). The decline in the fourth quarter of 2013 compared with the previous periods slowed to (-8.2% compared with -9.5% in the third quarter and -9.5% in the first half), primarily in the Mobile business. Though the latter still showed a sharp decline in revenues due to strong competition and the resulting pressure on prices and churn rates, which were particularly strong in the first half of 2013, the trend slowed starting from the third quarter of 2013, due to a weaker impact of the reduction in MTR and—to a lesser extent—an improvement in the commercial performance and stabilization of the market share;

•

Business:    revenues for the Business segment were 5,211 million euros, decreasing 668 million euros compared with 2012 (-11.4%). The decline was attributable to revenues from services (-659 million euros), which decreased by -331 million euros in the Mobile segment (-19.6%) and by -354 million euros (-9.0%) in the Fixed-line segment. Specifically, in the Mobile segment, this decline was attributable to the reduction in revenues from traditional voice and messaging services (-319 million euros), as a result of a downturn in ARPU and the above-mentioned reduction in mobile termination rates (-110 million euros). The Fixed-line business continued to feel the effect of the cooling of demand, due to the weak macroeconomic environment and the contraction in prices on the more traditional voice and data services.

•

National Wholesale:    revenues for the Wholesale segment in 2013 totaled 1,897 million euros, down 155 million euros (-7.6%) compared to 2012, entirely attributable to the regulatory price reductions on LLU, Bitstream, Wholesale Line Rental access and termination.

•	International Wholesale:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,263	1,393	(130)	(9.3)
Operating profit	102	121	(19)	(15.7)
% of Revenues	8.1	8.7
Employees at year-end (units)	741	935	(194)	(20.7)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

International Wholesale revenues for 2013 amounted to 1,263 million euros, decreasing 130 million euros compared to 2012 (-9.3%). The decline involved Voice services in particular (-84 million euros, -8.6%), following the annual review of bilateral accords and transit arrangements, which resulted in the decision to focus on renewing agreements offering higher margins. Revenues from IP/Data services were down (-26 million euros; -8.9%) specifically in the captive market segment. Despite the overall increase in total bandwidth sold, the market also suffered from an increasingly competitive scenario and the resulting decline in prices. Also down, particularly in the Domestic component, was the Multinational Companies business segment (-23 million euros, -28.4%). However, the strong attention to traffic margins and the important cost-cutting measures resulted in profitability substantially in line with the prior year.

Operating profit

Operating profit was 1,993 million euros in 2013, compared to 1,078 million euros in 2012, up 915 million euros. This improvement in 2013 is mainly due to the lower goodwill impairment loss of 2,187 million euros in 2013 attributable to the Domestic Cash-Generating Unit compared to a goodwill write-off of 4,016 million euros in 2012.

The operating profit was impacted by the change in the following line items as reflected in the table below.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	5,849	6,409	(560)	(8.7)
Employee benefits expenses	2,672	2,834	(162)	(5.7)
Other operating expenses	662	699	(37)	(5.3)

In detail:

•

acquisition of goods and services decreased by 560 million euros (-8.7%) compared to 2012. This reduction was mainly due to a decline in revenues due to other TLC operators, owing principally to the reduction in mobile termination rates, but also to efficiency measures and cost containment;

•

employee benefits expenses decreased by 162 million euros compared to 2012, mainly due to lower ordinary personnel costs, resulting from the decrease in the average workforce of 2,978 employees compared to 2012, (of which -835 full-time equivalents deriving from the application of the “Solidarity Contracts” by the Parent and TI Information Technology), which was offset by higher restructuring expenses compared with 2012 totaling 26 million euros. In 2013, these expenses amounted to 19 million euros (income of 7 million euros in 2012) and referred to the framework agreement signed by the Parent Telecom Italia S.p.A. with the trade unions on March 27, 2013 and the agreement signed by the company Advanced Caring Center with the trade unions on December 5, 2013;

•

other operating expenses decreased by 37 million euros compared to 2012, mainly due to the reduction in provision charges and write-downs and expenses in connection with credit management. The effects of this were partly offset by the increase in sundry expenses, which included 84 million euros relating to the estimate of the charges for the fine imposed by the Italian Antitrust Authority (“AGCM”) upon conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

Details of other operating expenses are shown in the table below:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	286	370	(84)	(22.7)
Provision charges	13	92	(79)	(85.9)
TLC operating fees and charges	57	59	(2)	(3.4)
Indirect duties and taxes	103	103	—	—
Sundry expenses	203	75	128	170.7

Total	662	699	(37)	(5.3)

Employees

Employees were 52,695 as of December 31, 2013, a reduction of 529 units compared to December 31, 2012.

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	2013	2012	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	6,945	7,477	19,921	18,764	1,157	6.2
Operating profit	858	966	2,460	2,424	36	1.5
% of Revenues	12.3	12.9	12.3	12.9
Employees at year-end (units)	12,140	11,622	12,140	11,622	518	4.5

Revenues

Revenues for 2013 were 19,921 million Brazilian reais, an increase of 1,157 million Brazilian reais compared to 2012 (+6.2%). Revenues from services were 16,701 million Brazilian reais, up from 16,420 million Brazilian reais in 2012 (+1.7%). Revenues from product sales increased from 2,344 million Brazilian reais in 2012 to 3,220 million Brazilian reais in 2013 (+37.4%), reflecting the company’s strategy of market penetration with high-end handsets (smartphones/webphones and tablets) as an important lever for the expansion of revenues from data services.

Mobile Average Revenue Per User (ARPU) was 18.6 reais in 2013 compared with 19.1 reais for 2012 (-2.6%). The performance of ARPU and revenues from services not only reflects competitive pressures that have led to a decline in unit prices in the voice business, but also the lower mobile operator network interconnection rate.

The total number of lines at December 31, 2013 was 73.4 million, 4.3% higher than at December 31, 2012, representing a 27.1% market share measured by number of lines (70.4 million at December 31, 2012, representing a 26.9% market share).

Operating profit

Operating profit was 2,460 million Brazilian reais, up 36 million Brazilian reais compared to 2012. Operating profit growth was due to the increase in revenues, offset in part by higher operating costs, detailed below, and an increase in depreciation and amortization of 155 million Brazilian reais (2,736 million Brazilian reais in 2013, compared to 2,581 million Brazilian reais in 2012).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

With regard to changes in operating costs, the following table sets forth certain expenses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	2013	2012	Changes
			(a)	(b)	(a-b)%
	(millions of euros)		(millions of Brazilian reais, except percentages)
Acquisition of goods and services	4,263	4,508	12,228	11,313	915	8.1
Employee benefits expenses	349	344	1,000	865	135	15.6
Other operating expenses	632	719	1,812	1,804	8	0.4
Change in inventories	(10)	2	(28)	4	(32)	—

•

acquisition of goods and services were 12,228 million Brazilian reais (11,313 million Brazilian reais in 2012). The 8.1% increase compared to the previous year (+915 million Brazilian reais) was due to the following:

•	+772 million Brazilian reais for the purchases of products;

•	+220 million Brazilian reais for external services costs;

•	+143 million Brazilian reais for rent and lease costs;

•	-220 million Brazilian reais in revenues due to other TLC operators;

•

employee benefits expenses were 1,000 million Brazilian reais, up 135 million Brazilian reais compared to 2012 (+15.6%). The average salaried workforce grew from 10,051 units in 2012 to 10,657 units in 2013. The percentage of employee benefits expenses to revenues was 5% in 2013, increasing 0.4 percentage points compared to 2012;

•

other operating expenses were 1,812 million Brazilian reais, an increase of 0.4% (1,804 million Brazilian reais in 2012). Such expenses are set forth in the table below for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	240	251	(11)	(4.4)
Accruals to provisions	234	228	6	2.6
TLC operating fees	1,217	1,223	(6)	(0.5)
Indirect duties and taxes	57	30	27	90.0
Sundry expenses	64	72	(8)	(11.1)

Total	1,812	1,804	8	0.4

Employees

Employees were 12,140 at December 31, 2013, an increase of 518 units compared to December 31, 2012 (11,622 units).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

❖	MEDIA

The following table sets forth certain financial and other data for the Media Business Unit for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	124	222	(98)	(44.1)
Operating profit (loss) (*)	(132)	(263)	131	49.8
% of Revenues	(106.5)	(118.5)
Employees at year-end (units) (**)	84	735	(651)	(88.6)

(*)

Operating profit (loss) of the Media Business Unit was negatively impacted by 100 million euros from the loss realized on the sale of LA7 S.r.l. on April 30, 2013 and positively impacted by 3 million euros from the gain realized on the sale of MTV Italia S.r.l. on September 12, 2013.

(**)	Includes employees with temp work contracts: 36 at December 31, 2012 (nil at December 31, 2013).

At December 31, 2013, the three Digital Multiplexes of Telecom Italia Media Broadcasting cover 95.2% of the Italian population.

Sale of La7 S.r.l.

On April 30, 2013, after authorization for the sale was received as required by law, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication, on the terms and conditions announced to the market in March 2013.

The agreement followed the transfer, effective as of September 1, 2012, of a business area consisting of television assets held by Telecom Italia Media S.p.A. to La7 S.r.l., which at the time was a wholly-owned subsidiary of Telecom Italia Media S.p.A.

The broadcaster was sold at a price of approximately 1 million euros. Prior to the transfer of the investment, La7 S.r.l. was recapitalized by Telecom Italia Media S.p.A. in order to ensure that, at the date of the sale, the company had a positive net financial position of no less than 88 million euros. The recapitalization also contributed to giving La7 S.r.l. an agreed equity of 138 million euros.

As a result of the transaction, Telecom Italia S.p.A. waived financial receivables due from Telecom Italia Media S.p.A. for a total amount of 100 million euros.

The review of the Statement of Accounts on the Execution Date was concluded on October 25, 2013 through a settlement. As a result of this, considering that the equity of La7 recognized at that date was higher than the value provided in the agreement, the Cairo Communication group paid Telecom Italia Media a price adjustment of approximately 5 million euros.

Based on the agreements entered into and also taking into account the expected performance of La7 S.r.l. up to the date of disposal, negative income statement impacts have been recognized for the entire year 2013, including the loss for the period of La7 of around 125 million euros, before amounts due to Non-controlling interests.

Sale of the MTV group

On September 12, 2013 the sale of 51% of MTV Italia S.r.l. to Viacom was completed, for a consideration of 13.4 million euros, an amount which also takes into account the adjustment made based on the change in working capital.

As a result of this transaction, Telecom Italia Media waived financial receivables of 9 million euros due from MTV Italia at the signing date of the agreement.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

Lastly, the parties agreed on the long-term renewal of the supply of transmission capacity and services by Telecom Italia Media Broadcasting S.r.l. to MTV Italia S.r.l.

Based on the agreements entered into and also taking into account the expected performance of MTV Italia S.r.l. and MTV Pubblicità S.r.l. up to the date of the sale, negative income statement impacts have been recognized for the entire year 2013, including the loss for the period of MTV Italia S.r.l. and MTV Pubblicità S.r.l. of around 8 million euros, before amounts due to Non-controlling interests.

In light of the sales of La7 S.r.l. and MTV, the table below shows figures for 2013 and 2012, restated to exclude the results of both companies.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	72	75	(3)	(4.0)
Operating profit (loss)	2	(64)	66	n.s.
% of Revenues	2.8	(85.3)
Employees at year-end (units)	84	87	(3)	(3.4)

Revenues

Revenues amounted to 72 million euros in 2013, decreasing 3 million euros compared to 75 million euros in 2012.

Operating profit (loss)

Operating result was a positive 2 million euros compared to a negative 64 million euros for 2012, representing an improvement of 66 million euros. This result was mainly due to the recognition in 2012 of the goodwill impairment loss (70 million euros) as a result of the 2012 impairment test. The change in operating result was also impacted by the small reduction in revenues as well as an overall increase of 6 million euros in other operating expenses of the network operator, primarily relating to several provisions pertaining to trade receivables and future expenses.

Employees

Employees were 84 at December 31, 2013, a decrease of 3 units compared to December 31, 2012 (87 units).

❖	OLIVETTI

The following table sets forth certain financial and other data for the Olivetti Business Unit for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	265	280	(15)	(5.4)
Operating profit (loss)	(8)	(65)	57	87.7
% of Revenues	(3.0)	(23.2)
Employees at year-end (units)	682	778	(96)	(12.3)

Revenues

Revenues for 2013 were 265 million euros, down 15 million euros, or 5.4%, compared to 2012 (280 million euros).

The decrease in revenues was largely due to lower sales of copying and printing on the Italian market (around 13 million euros), where customers of SMEs and independent professionals continued to be affected by the weak

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

macroeconomic environment, a decrease of approximately 6 million euros in revenues from systems and specialized applications (in the previous year, this segment benefited from 10 million euros in revenues relating to an order for the sale and installation of geolocation equipment), and lower sales of inkjet products of around 6 million euros as a result of the liquidation process. These reductions were partially offset by an increase—particularly in the Italian market—in revenues from new cloud services and solutions (+7 million euros).

Operating loss

Operating loss was 8 million euros in 2013 compared to an operating loss of 65 million euros in 2012. Specifically, in 2012 the operating loss was affected by a provision for restructuring expenses and other winding up expenses totaling 31 million euros as a result of the start of the liquidation of Olivetti I-Jet S.p.A. Moreover, in November 2013 the Research and Development business unit of Olivetti I-Jet was sold, which resulted in the release of provisions of 6 million euros, which were included in the above-mentioned provision charges. The financial year 2013 was also impacted by the effects of a fire that completely destroyed the spare parts warehouse on March 19, 2013. The overall damage suffered by the group as a result of the fire was covered by an insurance settlement of 19 million euros.

Employees

Employees at December 31, 2013 were 682, a reduction of 96 compared to December 31, 2012 (778 units).

❖	Discontinued operations/Non-current assets held sale (Sofora—Telecom Argentina group)

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group, held by Telecom Italia and through its subsidiaries Telecom Italia International, Sofora Telecomunicaciones, Nortel Inversora and Tierra Argentea. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), during the fourth quarter of 2013 Telecom Argentina has been treated as Discontinued operations/Non-current assets held for sale. The prior year data have been restated accordingly.

The following table sets forth certain financial and other data for the Sofora—Telecom Argentina group for the years ended December 31, 2013 and 2012. The average exchange rates used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) are 7.27875 in 2013 and 5.84408 in 2012.

	Year ended December 31,
	2013	2012	2013	2012	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Argentine pesos, except percentages and employees)
Revenues	3,749	3,784	27,286	22,116	5,170	23.4
Operating profit	518	214	3,774	1,253	2,521	201.2
% of Revenues	13.8	5.7	13.8	5.7
Employees at year-end (units)	16,575	16,803	16,575	16,803	(228)	(1.4)

Revenues

Revenues for 2013 amounted to 27,286 million pesos, increasing 5,170 million pesos (+23.4%) compared to 2012 (22,116 million pesos), mainly due to the growth of the mobile customer base and the increase in the average revenue per user (ARPU). The main source of revenues was mobile telephony, which accounted for about 74% of the consolidated revenues, an increase of 26% on 2012.

Operating profit

Operating profit in 2013 was 3,774 million pesos compared to 1,253 million pesos recorded in 2012.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

The increase of 2,521 million pesos was mainly attributable to the aforementioned increase in revenues and to lower depreciation and amortization (-231 million pesos) due to the suspension of depreciation and amortization following the classification of the investment in the Sofora—Telecom Argentina group as Discontinued operations/Non-current assets held for sale.

Furthermore, in 2012 the goodwill recognized at the time control was acquired by the Telecom Italia Group (979 million pesos) was completely impaired and partial impairment was recorded for customer relationships (501 million pesos). In 2013, impairment losses on non–current assets amounted to 172 million pesos, mainly relating to several business projects and IT platforms that the Telecom Argentina group decided to abandon.

Further details are provided in the “Note— Discontinued operations/Non-current assets held sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Restrictions on transfer of funds, including any exchange controls

There are currently no regulations in force in Argentina that prohibit the transfers of funds outside of Argentina arising either from the normal course of business in Argentina or from any dividend payment to foreign shareholders. However, since late 2011, the Argentine Government implemented a series of controls on foreign trade and capital flows, including requiring preapproval procedures for import of goods and services, aimed at maintaining reserve levels at the Central Bank of the Argentine Republic (“BCRA”) that are often used to fulfill payment obligations of public debt. Additionally, increased documentation and additional administrative steps were implemented for obtaining the approval to transfer funds abroad for payments to foreign suppliers.

At the same time, measures to limit the purchase of foreign currency by private companies and individuals for saving purposes remain in force. These measures have limited the ability of individuals and companies to manage their exposure to exchange rate volatility.

As a result of these rules established by the Argentine Government, the Sofora – Telecom Argentina group has experienced some delays in the procurement process of imported raw materials, products, equipment and services necessary for its operations as well as in the payment of foreign suppliers. However, such delays have not had a material economic or operational impact on the normal course of business of the Sofora – Telecom Argentina group in 2013.

Although we do not believe these restrictions have materially adversely affected the Sofora – Telecom Argentina group, we continually monitor the situation in Argentina and the way that possible restrictions could affect our operations in such country.

Furthermore, at December 31, 2013, the Sofora – Telecom Argentina group had an excess of monetary liabilities over monetary assets of ARS 1.2 billion (ARS 1.0 billion at December 31, 2012). The related breakdown by currency unit is as follows: ARS 1.2 billion net liabilities (ARS 0.6 billion net liabilities at December 31, 2012) denominated in US$, ARS 0.2 billion net liabilities (ARS 0.1 billion net liabilities at December 31, 2012) denominated in Paraguayan Guarani, ARS 0.2 billion net liabilities (ARS 0.1 billion net liabilities at December 31, 2012) denominated in Euro and the remaining amount of ARS 0.4 billion net assets (ARS 0.2 billion net liabilities at December 31, 2012) directly denominated in Argentine Pesos.

Furthermore, we point out that the price for the sale of the Sofora – Telecom Argentina group has been agreed in USD dollars and therefore the Telecom Italia Group cash flows are no longer exposed to the exchange rate risks with respect to the ARS exposure of the Group. The sale of the Sofora – Telecom Argentina group is conditional upon obtaining certain required regulatory approvals.

5.2.8    YEAR ENDED DECEMBER 31, 2012 COMPARED WITH YEAR ENDED DECEMBER 31, 2011

❖	REVENUES

Revenues amounted to 25,759 million euros in 2012, a decrease of 1,013 million euros, or 3.8%, compared to 26,772 million euros in 2011.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2012		2011		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	17,884	69.4	18,991	70.9	(1,107)	(5.8)
Core Domestic	16,933	65.7	18,082	67.5	(1,149)	(6.4)
International Wholesale	1,393	5.4	1,393	5.2	—	—
Brazil	7,477	29.0	7,343	27.4	134	1.8
Media, Olivetti and Other Operations(2)	564	2.2	700	2.6	(136)	(19.4)
Adjustments and eliminations	(166)	(0.6)	(262)	(0.9)	96

Total Revenues	25,759	100.0	26,772	100.0	(1,013)	(3.8)

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

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reported a decline of 1,107 million euros (-5.8%) in revenues in 2012, compared to 2011. This decrease was partly attributable to the entry into force, in July 2012, of the new mobile termination rates (“MTR”), which reduced these rates by 53% (from 5.3 to 2.5 eurocents), representing a sharp decrease compared to the tariffs in effect for the full year 2011.

The decrease in revenues in the mobile market was mainly due to the dilution of the ARPU on traditional services such as voice and text messaging and to the above-mentioned reduction of MTR tariffs (-286 million euros), which decrease was only partly offset by the growth of users and mobile internet. With respect to the fixed line market, the reduction is mainly attributable to the above-mentioned decrease in access lines and the contraction of prices and revenues from traditional services, both voice and data, in particular in the Business segment.

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

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	69	71	(2)	(2.8)
Recovery of employee benefit expenses, purchases and services rendered	35	36	(1)	(2.8)
Capital and operating grants	18	24	(6)	(25.0)
Damage compensations, penalties and sundry recoveries	40	32	8	25.0
Sundry income	123	131	(8)	(6.1)

Total other income	285	294	(9)	(3.1)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

❖	OPERATING EXPENSES

Our operating expenses amounted to 24,335 million euros in 2012, a decrease of 3,921 million euros, or 13.9% compared to 28,256 million euros in 2011. Operating expenses declined primarily as a result of the reduced impairment losses on non-current assets which decreased from 7,358 million euros in 2011 to 4,179 million euros in 2012. The components of our operating expenses include the following:

•

Acquisition of goods and services amounted to 11,289 million euros in 2012, a decrease of 206 million euros compared to 2011 (11,495 million euros). In particular, the Domestic Business Unit reduced acquisitions of goods and services by 345 million euros compared to 2011, partly attributable to a decrease in the portion of revenues to be paid to other TLC operators, related to the reduction in mobile termination rates. Offsetting this decrease, there was an increase in the commercial and technical costs of the Brazil Business Unit (+109 million euros, including a negative exchange rate effect of 320 million euros), needed to support the growth of the customer base, voice and data traffic volumes, sales of mobile internet-enabled devices and, consequently revenues in Brazil.

The following table sets forth acquisition of goods and services for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	2,203	2,185	18	0.8
Portion of revenues to be paid to other operators and interconnection costs	3,797	4,031	(234)	(5.8)
Commercial and advertising costs	1,697	1,880	(183)	(9.7)
Power, maintenance and outsourced services	1,436	1,311	125	9.5
Rent and leases	649	632	17	2.7
Other service expenses	1,507	1,456	51	3.5

Total acquisition of goods and services	11,289	11,495	(206)	(1.8)

% on Revenues	43.8	42.9

•	Employee benefits expenses

The following table sets forth employee benefit expenses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,945	3,144	(199)	(6.3)
Corporate restructuring expenses	8	12	(4)	(33.3)

Total employee benefits expenses—Italy	2,953	3,156	(203)	(6.4)

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	378	358	20	5.6
Corporate restructuring expenses	2	—	2

Total employee benefits expenses—Outside Italy	380	358	22	6.1

Total employee benefits expenses	3,333	3,514	(181)	(5.2)

% on Revenues	12.9	13.1

Employee benefits expenses were 3,333 million euros in 2012 compared to 3,514 million euros in 2011, a decrease of 181 million euros. The change was affected by:

•

the reduction of 203 million euros in the Italian component of employee benefits expenses, mainly due to the reduction in ordinary employee benefits expenses, resulting from the decrease in the average salaried workforce of 1,214 compared to 2011, and from restructuring expenses that were 4 million

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

euros lower (8 million euros in 2012; 12 million euros in 2011). In 2012, these expenses were attributable to a provision charge of 15 million euros for Olivetti I-Jet (resulting from the agreements signed with the trade unions of the company put into liquidation in June 2012) offset by the use of a total of 7 million euros from the remaining provision for mobility under Law 223/91 by Telecom Italia S.p.A. (6 million euros), and by TI Sparkle and TI Information Technology (1 million euros). In 2011 the provision for mobility under Law 223/91, relating to the agreements signed in 2010 with the trade unions of the Parent Telecom Italia S.p.A. and of TI Information Technology, amounted to 12 million euros;

•

the increase of 22 million euros in the foreign component of employee benefits expenses, mainly due to the increase of 835 in the average salaried workforce, relating to the Brazil Business Unit. Such increase takes also into account the corporate restructuring expenses of 2 million euros in 2012 relating to Olivetti Engineering S.A.

The Group’s average number of salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(fulltime equivalent units, except percentages)
Average salaried workforce—Italy	52,347	53,561	(1,214)	(2.3)
Average salaried workforce—Foreign	10,411	9,576	835	8.7

Total average salaried workforce(1)	62,758	63,137	(379)	(0.6)
Non current assets held for sale (Sofora—Telecom Argentina group)	15,806	15,232	574	3.8

Total Average salaried workforce—including Non current assets held for sale (Sofora—Telecom Argentina group)	78,564	78,369	195	0.2

(1)

Includes the average employees with temp work contracts: 59 units in 2012 (58 in Italy and 1 outside Italy). In 2011 average employees with temp work contracts were 76 units (75 in Italy and 1 outside Italy).

Group’s employees at December 31, 2012 and 2011 were as follows:

	As of December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	54,419	56,878	(2,459)	(4.3)
Employees—Foreign	11,962	10,926	1,036	9.5

Total Employees(1)	66,381	67,804	(1,423)	(2.1)

Non current assets held for sale (Sofora—Telecom Argentina group)	16,803	16,350	453	2.8

Total Employees—including Non current assets held for sale (Sofora—Telecom Argentina group)	83,184	84,154	(970)	(1.2)

(1)	Includes employees with temporary work contracts: 40 units at December 31, 2012 and 41 units at December 31, 2011.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	501	504	(3)	(0.6)
Accruals to provisions	197	111	86	77.5
Indirect duties and taxes	119	125	(6)	(4.8)
TLC operating fees	548	614	(66)	(10.7)
Penalties, compensation and administrative sanctions	29	41	(12)	(29.3)
Association dues and fees, donations, scholarships and traineeships	25	23	2	8.7
Sundry expenses	55	110	(55)	(50.0)

Total other operating expenses	1,474	1,528	(54)	(3.5)

% on Revenues	5.7	5.7

The decreases for the Domestic Business Unit (-70 million euros) and the Brazil Business Unit (-28 million euros, including an exchange rate effect of 54 million euros due to the strengthening of the Euro against the Brazilian reais) was partially offset by increases for the other Business Units.

In particular the main items were as follows:

•

writedowns and expenses in connection with credit management (501 million euros; 504 million euros in 2011) consisted of 370 million euros (389 million euros in 2011) relating to the Domestic Business Unit and 100 million euros (unchanged compared to 2011) relating to the Brazil Business Unit;

•

accruals to provisions (197 million euros; 111 million euros in 2011) consisted of 91 million euros (60 million euros in 2011) relating to the Brazil Business Unit and 92 million euros (50 million euros in 2011) relating to the Domestic Business Unit;

•

TLC operating fees (548 million euros; 614 million euros in 2011) consisted of 487 million euros (554 million euros in 2011) relating to the Brazil Business Unit and 59 million euros (58 million euros in 2011) relating to the Domestic Business Unit.

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	1,900	1,946	(46)	(2.4)
Depreciation of tangible assets—owned and leased	2,789	3,028	(239)	(7.9)

Total depreciation and amortization	4,689	4,974	(285)	(5.7)

% on Revenues	18.2	18.6

The decrease in depreciation and amortization charges was mainly attributable to the Domestic Business Unit (-305 million euros) principally due to lower amounts of depreciable or amortizable assets.

•	Gains (losses) on disposals of non-current assets

In 2012, gains on disposals of non-current assets were 52 million euros and included the gain, net of the incidental expenses of 49 million euros, in connection with the completion of the sale of Matrix on October 31, 2012, as well as net gains on non-current assets mainly relating to the Domestic Business Unit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

In 2011, net gains on disposals of non-current assets amounted to 4 million euros and included the gain of 35 million euros, net of the related incidental expenses, realized on the sale of Loquendo at the end of September 2011 and the net losses from the disposal of tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

•	Net impairment losses on non-current assets

Net impairment losses on non-current assets were 4,179 million euros in 2012 (7,358 million euros in 2011) and were attributable to the annual impairment test conducted for the annual financial statements. Specifically, this item refers to:

•

4,016 million euros for the impairment loss on goodwill allocated to the Core Domestic Cash-generating Unit in the Domestic Business Unit. This was a further impairment loss with respect to the goodwill write down of 7,307 million euros in 2011;

•

An overall impairment of non-current assets and goodwill of 157 million euros (57 million euros in 2011) in the Media Business Unit, established following the impairment test process and also taking account of then prospective sale of the investee La7 S.r.l.

Further details are provided in the “Note—Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OPERATING PROFIT (loss)

Operating profit was 1,709 million euros in 2012 (an operating loss of 1,190 million euros in 2011).

The operating profit was adversely affected by the impact of the impairment charge of 4,179 million euros in 2012 (although such charge was less than the 7,358 million euros in 2011 which resulted in an operating loss for 2011).

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

The Share of profits (losses) of associates and joint ventures accounted for using the equity method was a loss of 6 million euros in 2012, and mainly related to Tiglio I S.r.l.

In 2011 this was a loss of 39 million euros, mainly due to the write down of the entire investment in the Italtel Group.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

In 2012 other income (expenses) from investments shows a net income of 2 million euros.

In 2011, the income balance of Other income (expenses) from investments was 16 million euros and mainly referred to the gain (17 million euros) on the sale of the entire 27% investment in the Cuban operator EtecSA.

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) was a net expense of 1,998 million euros (a net expense of 2,040 million euros in 2011), an improvement of 42 million euros compared with 2011. This improvement was mainly due to the positive change in the value of several hedging derivatives, attributable to market fluctuations linked to currency exchange rates. These changes, which are unrealized accounting changes, do not result in any actual monetary settlement. Other positive effects were derived from the higher capitalization of finance expenses relating to the purchase of rights to use LTE mobile telephony frequency bands, by the Domestic Business Unit.

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

Income tax expense was 1,086 million euros, an improvement of 337 million euros compared to 2011. This item also included 319 million euros relating to the recognition of the credit for the refund receivables for years prior

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

to 2012, following the entry into force of Decree Law 16/2012, which enabled a request for a refund of IRES tax for the IRAP tax calculated on the cost of labor. Net of this effect, income tax improved by 18 million euros compared to 2011, mainly as a result of the reduction in the tax base of the Parent Telecom Italia.

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In 2012, the balance was a profit of 102 million euros, while in 2011 it was a profit of 310 million euros and included profits and losses incurred in connection with sales transactions of prior years. In particular:

•

the positive contribution to the consolidation by the Argentina Business Unit of 99 million euros; reflecting the total loss of 253 million euros for the complete impairment of the goodwill and for the partial impairment of the Customer relationships, recognized by Telecom Italia Group upon acquisition of control (positive for 322 million euros in 2011);

•	other income relating to the disposal (1 million euros in 2012 and in 2011);

•	net income relating to disposals made in previous years of 2 million euros (net expense of 13 million euros in 2011).

For further details, please see the “Note—Discontinued operations/Non-current assets held for sale”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.2.9    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2012 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2011

❖	DOMESTIC

On October 31, 2012, Telecom Italia S.p.A. completed the sale of the company Matrix, a wholly-owned subsidiary, to Libero, controlled by Weather Investment II S.à.r.l.. In 2012 Matrix was moved to Other Operations and was consequently no longer part of Core Domestic in the Domestic Business Unit. Accordingly, the comparative figures of 2011 have been restated on a consistent basis.

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	17,884	18,991	(1,107)	(5.8)
Operating profit (loss)	1,078	(1,996)	3,074	(154.0)
% of Revenues	6.0	(10.5)
Employees at year-end (units) (*)	53,224	55,047	(1,823)	(3.3)

(*)

The 1,823 headcount change includes the effects resulting from the acquisition, as of January 1, 2012, of the Contact Center business and the related 249 staff from the company Advalso of the Olivetti Business Unit.

Revenues

Revenues decreased by 1,107 million euros, or 5.8%, from 18,991 million euros in 2011 to 17,884 million euros in 2012.

Such decrease was due in part to the continuing weak economy and a market characterized by sharp price reductions for traditional services and tough competition.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

The following table sets forth the Domestic Business Unit’s revenues by market segment for the years ended December 31, 2012 and 2011.

•	Core Domestic

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	16,933	18,802	(1,869)	(9.9)
Consumer (1)	8,835	9,168	(333)	(3.6)
Business (2)	5,879	6,593	(714)	(10.8)
National Wholesale	2,052	2,104	(52)	(2.5)
Other	167	217	(50)	(23.0)
Operating profit (loss)	958	(2,136)	3,094	n.s.
% of Revenues	5.7	n.s.
Employees at year-end (units)	52,289	54,038	(1,749)	(3.2)

(1)

The company Matrix, which was sold on October 31, 2012, was classified under Other Operations in 2012, and thus excluded from the Consumer segment of Core Domestic. The periods under comparison have been reclassified accordingly.

(2)	Includes, starting from January 1, 2013 Top customers revenues. Figures for 2012 and 2011 have been reclassified for purposes of comparison.

•

Consumer: revenues for the Consumer segment were 8,835 million euros, a decrease of 333 million euros compared to 2011 (-3.6%); although revenues declined, this reflects an improvement in the overall recovery from the reduction recorded in 2011 (-5.0%) despite the negative impact of lower termination rates (-211 million euros). This improvement was due in particular to a stabilization of the erosion in voice revenues (both Fixed and Mobile), strong growth in Browsing revenues and growth in sales of devices (+118 million euros, +35.4%), especially Mobile Internet enabled devices. The decrease, which is entirely attributable to revenues from services (-451 million euros, -5.1%), is attributable – in addition to the aforementioned lower termination rates –to traditional Voice and Messaging services, the effects of which were in part offset by growth in Mobile Internet (+70 million euros, +13%) and Fixed Broadband Access (+34 million euros, +3.6%).

•

Business: revenues in the Business segment were 5,879 million euros in 2012, a decrease of 10.8% or 714 million euros compared to 2011, due to erosion of the customer base and a decline in usage and ARPU especially on Voice services and a slow down in demand due to the weak economy.

•

National Wholesale: revenues in the Wholesale segment amounted to 2,052 million euros in 2012, a decline of 52 million euros (-2.5%) on 2011, mainly due to lower carrying and interconnection revenues, only partly offset by growth in access services to alternative operators.

•	International Wholesale:

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,393	1,393	–	–
Operating profit	121	141	(20)	(14.2)
% of Revenues	8.7	10.1
Employees at year-end (units)	935	1,009	(74)	(7.3)

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

Operating profit (loss)

Operating profit (loss) was a profit of 1,078 million euros, compared to a loss of 1,996 million euros in 2011, up 3,074 million euros. This improvement in 2012 is mainly due to the lower goodwill impairment loss of 4,016 million euros in 2012 attributable to the Core Domestic cash-generating unit compared to a goodwill write-off of 7,307 million euros in 2011.

The operating profit (loss) was impacted by the change in the following line items.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	6,409	6,754	(345)	(5.1)
Employee benefits expenses	2,834	3,031	(197)	(6.5)
Other operating expenses	699	769	(70)	(9.1)

In detail:

•

acquisition of goods and services decreased 345 million euros (-5.1%) compared to 2011. This decrease was mainly due to a decline in revenues due to other telecommunication operators, owing principally to the reduction in MTR;

•

employee benefits expenses decreased 197 million euros from 2011, attributable mostly to the reduction in the average salaried workforce by 710 compared to the previous year, offset by higher expenses as a result of the acquisition, as of January 1, 2012, of the Contact Center business and the related 249 staff from the company Advalso of the Olivetti Business Unit;

•	other operating expenses decreased 70 million euros compared with 2011, as shown in the following table:

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	370	389	(19)	(4.9)
Provision charges	92	50	42	84.0
TLC operating fees and charges	59	58	1	1.7
Indirect duties and taxes	103	108	(5)	(4.6)
Sundry expenses	75	164	(89)	(54.3)

Total	699	769	(70)	(9.1)

Employees

Employees are 53,224 as of December 31, 2012, a reduction of 1,823 units compared to December 31, 2011.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the year ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	2012	2011	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	7,477	7,343	18,764	17,086	1,678	9.8
Operating profit	966	984	2,424	2,289	135	5.9
% of Revenues	12.9	13.4	12.9	13.4
Employees at year-end (units)	11,622	10,539	11,622	10,539	1,083	10.3

Revenues

Revenues for 2012 were 18,764 million Brazilian reais, an increase of 1,678 million Brazilian reais on 2011 (+9.8%). Revenues from services were 16,420 million Brazilian reais, up from 15,353 million Brazilian reais in 2011 (+6.9%). Revenues from product sales increased from 1,733 million Brazilian reais in 2011 to 2,344 million Brazilian reais in 2012 (+35.3%), reflecting the company’s strategy of market penetration with high-end handsets (smartphones/webphones and tablets) as an important lever for the expansion of revenues from data services.

Mobile ARPU was 19.1 reais in 2012 compared with 21.4 reais for 2011 (-10.7%). The performance of ARPU and revenues from services not only reflects competitive pressures that have led to a decline in unit prices in the voice business, but also the lower mobile operator network interconnection rate, in force since February 2012.

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

It should be noted that operating profit included the administrative penalties imposed by the Brazilian telecommunications authority (ANATEL) and other expenses of 53 million Brazilian reais. In particular, disputes with ANATEL concerning the years 2007/2009 and amounting to 26 million Brazilian reais, were recognized following confirmation by the Board of the Brazilian telecommunications authority of measures taken against TIM Brasil. An additional 11 million Brazilian reais relates to disputes with other operators regulated by ANATEL for the years 2008-2011.

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

•	+418 million Brazilian reais in revenues due to other TLC operators;

•	+497 million Brazilian reais, mainly, for the purchases of products;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

•	+191 million Brazilian reais for rent and lease costs;

•	-27 million Brazilian reais for external services costs;

•

employee benefits expenses were 865 million Brazilian reais, up 118 million Brazilian reais compared with 2011 (+15.8%). The average salaried workforce grew from 9,194 in 2011 to 10,051 in 2012. The percentage of employee benefits expenses to revenues was 4.6% in 2012, increasing 0.2 percentage points compared to 2011;

•

other operating expenses were 1,804 million Brazilian reais, an increase of 3.8% (1,738 million Brazilian reais in 2011). Such expenses are set forth in the table below for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	251	232	19	8.2
Accruals to provisions	228	140	88	62.9
TLC operating fees	1,223	1,290	(67)	(5.2)
Indirect duties and taxes	30	33	(3)	(9.1)
Sundry expenses	72	43	29	67.4

Total	1,804	1,738	66	3.8

Employees

Employees were 11,622 at December 31, 2012, an increase of 1,083 units compared to December 31, 2011 (10,539 units).

❖	MEDIA

The table below sets forth certain financial and other data for the Media Business Unit for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	222	238	(16)	(6.7)
Operating profit (loss)	(263)	(88)	(175)	198.9
% of Revenues	(118.5)	(37.0)
Employees at year-end (units)	735	765	(30)	(3.9)

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

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

In particular:

•

the operating loss of LA7 was 160 million euros, an increase in the loss of 137 million euros compared to 2011 (23 million euros). This result largely reflects both the contraction in revenues mentioned above and higher operating costs mostly connected with programming costs of La7 and La7d channels (+30 million euros and +4 million euros, respectively);

•

the operating loss of MTV group was 38 million euros, an increase in the loss of 25 million euros compared to 2011 primarily due to the decrease in revenues described above, and as a result of the deep editorial transformation of the main channel which during the year went from being a purely musical channel to a more entertainment oriented channel targeted to a young/adult audience;

•

the operating loss of the Network Operator was 54 million euros, an increase in the loss of 9 million euros over 2011; this result was influenced by the above mentioned increase in sales while operating costs were substantially in line with the previous year and by the goodwill writedown for 70 million euros in 2012 (43 million euros in 2011).

Employees

Employees were 735 at December 31, 2012, a decrease of 30 units compared to December 31, 2011 (765 units).

❖	OLIVETTI

The following table sets forth certain financial and other data for the Olivetti Business Unit for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	280	343	(63)	(18.4)
Operating profit (loss)	(65)	(43)	(22)	51.2
% of Revenues	(23.2)	(12.5)
Employees at year-end (units)	778	1,075	(297)	(27.6)

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

Operating loss

Operating loss was 65 million euros in 2012 compared with an operating loss of 43 million euros 2011.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2013

The result is affected by provision charges for restructuring expenses and other winding up expenses totaling 31 million euros as a result of the start of the liquidation of Olivetti I-Jet S.p.A, in accordance with the process of repositioning the Business Unit’s activities, in line with the shift towards a paperless world and mobile applications.

In addition, the result was also affected by impairment losses on assets of 3 million euros related to the winding-up Olivetti I-Jet S.p.A.

Employees

Employees at December 31, 2012 were 778 units, a reduction of 297 units compared to December 31, 2011 (1,075 units).

❖	Discontinued operations/Non-current assets held for sale (Sofora—Telecom Argentina group)

The following table sets forth certain financial and other data for the Sofora—Telecom Argentina group for the years ended December 31, 2012 and 2011 which as of December 31, 2013 was treated as a discontinued operations. The average exchange rates used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) are 5.84408 in 2012 and 5.74419 in 2011.

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

Revenues

Revenues in 2012 were 22,116 million Argentine pesos, an increase of 3,620 million Argentine pesos (+19.6%) compared with 2011 (18,496 million Argentine pesos) principally due to growth of the broadband and mobile customer base, as well as ARPU. The main source of revenues for the Argentina Business Unit is mobile telephony, which accounts for about 73% of the consolidated revenues of the Sofora—Telecom Argentina group, increasing more than 22% compared to 2011.

Operating profit

Operating profit for 2012 was 1,253 million Argentine pesos, compared to 2,925 million Argentine pesos for 2011. The decrease (1,672 million Argentine pesos) was mainly due to full impairment of the goodwill recognized at the time control was acquired by the Telecom Italia Group (979 million Argentine pesos), the partial impairment of its Customer relationships (501 million Argentine pesos) and an increase in amortization charges for Customer relationships resulting from the updating of their useful lives (383 million Argentine pesos).

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

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Cash flows from (used in) operating activities	6,741	7,701	7,581
Cash flows from (used in) investing activities	(3,811)	(3,982)	(5,778)
Cash flows from (used in) financing activities	(3,632)	(2,716)	(522)
Cash flows from (used in) discontinued operations/non-current assets held for sale (*)	127	(29)	217

Aggregate cash flows (A)	(575)	974	1,498
Net cash and cash equivalents at beginning of the year (**) (B)	7,397	6,670	5,282
Net foreign exchange differences on net cash and cash equivalents (C)	(526)	(247)	(110)

Net cash and cash equivalents at end of the year (**) (D=A+B+C)	6,296	7,397	6,670

(*)	For further details please see the Note “Discontinued operations/non-current assets held for sale” of the Consolidated Financial Statements included elsewhere in this Annual Report.
(**)

For further details please see the Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011 of the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows from operating activities. Cash flows from operating activities were 6,741 million euros in 2013, 7,701 million euros in 2012 and 7,581 million euros in 2011.

2013 compared to 2012

The decrease of 960 million euros in 2013 compared to 2012 was attributable to:

•

a negative effect of impairment losses (reversals) on non-current assets (including investments) of 1,984 million euros (a net source of 2,197 million euros in 2013 compared to a net source of 4,181 million euros in 2012), due to the results of the impairment test for goodwill principally relating to the Domestic Business Unit;

•	a negative effect of change in trade payables of 406 million euros (a net use of 489 million euros in 2013 compared to a net use of 83 million euros in 2012);

•

a negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of 155 million euros (a net use of 268 million euros in 2013 compared to a net use of 113 million euros in 2012);

•	a decrease in depreciation and amortization of 136 million euros (4,553 million euros in 2013 compared to 4,689 million euros in 2012);

•	a negative effect of change in inventories of 35 million euros (a net use of 23 million euros in 2013 compared to a net source of 12 million euros in 2012); and

•

a negative effect of share of losses (profits) of associates and joint ventures accounted for using the equity method of 6 million euros (no effect in 2013 compared to a net source of 6 million euros in 2012).

Such decreases in cash flows were offset by:

•	an improvement in profit (loss) from continuing operations of 800 million euros (a loss of 579 million euros in 2013 compared to a loss of 1,379 million euros in 2012);

•	a positive effect of net change in current income tax receivables/payables equal to 330 million euros (a net use of 104 million euros in 2013 compared to a net use of 434 million euros in 2012);

•

a positive effect of change in trade receivable and net amounts due from customers on construction contracts equal to 249 million euros (a net source of 1,074 million euros in 2013 compared to a net source of 825 million euros in 2012);

•	a positive effect of change in provisions for employee benefits of 180 million euros (a net use of 49 million euros in 2013 compared to a net use of 229 million euros in 2012);

•

an increase in losses (gains) realized on disposals of non-current assets (including investments) of 135 million euros (a net source of 82 million euros in 2013 compared to a net use of 53 million euros in 2012); and

•	a positive effect of net change in deferred tax assets and liabilities equal to 68 million euros (a net source of 347 million euros in 2013 compared to a net source of 279 million euros in 2012).

2012 compared to 2011

The increase of 120 million euros in 2012 compared to 2011 was attributable to:

•	an improvement in profit (loss) from continuing operations of 3,297 million euros (a loss of 1,379 million euros in 2012 compared to a loss of 4,676 million euros in 2011);

•

a positive effect of change in trade receivable and net amounts due from customers on construction contracts equal to 892 million euros (a net source of 825 million euros in 2012 compared to a net use of 67 million euros in 2011);

•	a positive effect of change in trade payables of 29 million euros (a net use of 83 million euros in 2012 compared to a net use of 112 million euros in 2011);

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	a positive effect of change in inventories of 42 million euros (a net source of 12 million euros in 2012 compared to a net use of 30 million euros in 2011); and

•	a positive effect of net change in deferred tax assets and liabilities equal to 23 million euros (a net source of 279 million euros in 2012 compared to a net source of 256 million euros in 2011).

Such increases in cash flows were offset by:

•

a negative effect of impairment losses (reversals) on non-current assets (including investments) of 3,184 million euros (a net source of 4,181 million euros in 2012 compared to a net source of 7,365 million euros in 2011), due to the results of the impairment test for goodwill principally relating to the Domestic Business Unit;

•	a negative effect of net change in current income tax receivables/payables of 504 million euros (a net use of 434 million euros in 2012 compared to a net source of 70 million euros in 2011);

•	a decrease in depreciation and amortization of 285 million euros (4,689 million euros in 2012 compared to 4,974 million euros in 2011);

•

a negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of 66 million euros (a net use of 113 million euros in 2012 compared to a net use of 47 million euros in 2011);

•	a negative effect of change in provisions for employee benefits of 57 million euros (a net use of 229 million euros in 2012 compared to a net use of 172 million euros in 2011);

•

an increase in losses (gains) realized on disposals of non-current assets (including investments) of 34 million euros (a net use of 53 million euros in 2012 compared to a net use of 19 million euros in 2011); and

•

a negative effect of share of losses (profits) of associates and joint ventures accounted for using the equity method of 33 million euros (a net source of 6 million euros in 2012 compared to a net source of 39 million euros in 2011).

Cash flows used in investing activities. Cash flows used in investing activities were 3,811 million euros in 2013, 3,982 million euros in 2012 and 5,778 million euros in 2011.

2013 compared to 2012

The decrease in cash used in investing activities in 2013 compared to 2012 of 171 million euros was due to:

•	a decrease in capital expenditures (intangible and tangible assets on a cash basis) of 311 million euros (4,391 million euros in 2013 compared to 4,702 million euros in 2012);

•

an increase of 14 million euros in proceeds from sale/repayments of intangible, tangible and other non-current assets (a net source of 88 million euros in 2013 compared to a net source of 74 million euros in 2012); and

•	a positive effect of acquisitions/disposals of other investments of 3 million euros (nil in 2013 compared to a net use of 3 million euros in 2012).

Such effects were offset by:

•

a decrease of 144 million euros in proceeds from sale that resulted in a loss of control of subsidiaries or other businesses, net of cash disposed of (a net use of 104 million euros in 2013 compared to a net source of 40 million euros in 2012);

•

a negative effect of change in financial receivables and other financial assets of 12 million euros (a net source of 604 million euros in 2013 compared to a net source of 616 million euros in 2012); and

•

a decrease in acquisition of control of subsidiaries or other businesses, net of cash acquired of 1 million euros (a net use of 8 million euros in 2013 compared to a net use of 7 million euros in 2012).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

2012 compared to 2011

The decrease in cash used in investing activities in 2012 compared to 2011 of 1,796 million euros was due to:

•	the effect of change in financial receivables and other financial assets of 1,199 million euros (a net source of 616 million euros in 2012 compared to net use of 583 million euros in 2011);

•	a decrease in capital expenditures (intangible and tangible assets on a cash basis) of 302 million euros (4,702 million euros in 2012 compared to 5,004 million euros in 2011); and

•

a decrease in acquisition of control of subsidiaries or other businesses, net of cash acquired of 661 million euros (a net use of 7 million euros in 2012 compared to a net use of 668 million euros in 2011).

Such effects were offset by:

•

a decrease of 353 million euros in proceeds from sale/repayments of intangible, tangible and other non-current assets (a net source of 74 million euros in 2012 compared to a net source of 427 million euros in 2011);

•

a decrease of 11 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (a net source of 40 million euros in 2012 compared to a net source of 51 million euros in 2011); and

•	a negative effect of acquisitions/disposals of other investments of 2 million euros (a net use of 3 million euros in 2012 compared to a net use of 1 million euros in 2011).

Cash flows used in financing activities. Cash flows used in financing activities were 3,632 million euros in 2013, 2,716 million euros in 2012 and 522 million euros in 2011.

Cash flows used in financing activities in 2013 of 3,632 million euros reflected mainly the following:

•

a decrease in financial liabilities and other of 3,183 million euros, as a result of the issuance of new debt (4,153 million euros), the change in current financial liabilities and other (a decrease of 1,785 million euros) and the repayments of non-current financial liabilities (5,551 million euros); and

•	the payment of dividends of 537 million euros.

Cash flows used in financing activities in 2012 of 2,716 million euros reflected mainly the following:

•

a decrease in financial liabilities and other of 1,750 million euros, as a result of the issuance of new debt (4,616 million euros), the change in current financial liabilities and other (a decrease of 787 million euros) and the repayments of non-current financial liabilities (5,579 million euros); and

•	the payment of dividends of 964 million euros.

5.3.2 CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “5.2.3—Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2013 Net Financial Debt was 27,942 million euros compared to 29,053 million euros at December 31, 2012 (a decrease of 1,111 million euros).

The net financial position of Telecom Italia is independent of that of Telco and Telecom Italia has no obligation to repay the debt held by Telco since they are two distinct legal entities.

In our updated 2014-2016 Plan we confirmed as one of our strategic priorities the continuing deleveraging to reduce the Group’s Net Financial Debt.

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

There can be no assurance that we will be able to achieve the financial targets we have established.

Net Financial Debt as of December 31, 2013, 2012 and 2011 is set forth in the following table.

	As of December 31,
	2013	2012	2011
	(millions of euros)
Non-current financial liabilities	31,084	34,091	35,860
Current financial liabilities	6,119	6,150	6,091
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	27	—	—

GROSS FINANCIAL DEBT (A)	37,230	40,241	41,951

NON-CURRENT FINANCIAL ASSETS (B)	(1,256)	(2,496)	(2,949)

Current financial asset:
Securities other than investments (current assets)	(1,348)	(754)	(1,007)
Financial receivables and other current financial assets	(283)	(502)	(462)
Cash and cash equivalents	(5,744)	(7,436)	(6,714)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(657)	—	—

TOTAL CURRENT FINANCIAL ASSETS (C)	(8,032)	(8,692)	(8,183)

FINANCIAL ASSETS (D=B+C)	(9,288)	(11,188)	(11,132)

NET FINANCIAL DEBT (A+D)	27,942	29,053	30,819

The non-current portion of gross financial debt was 31,084 million euros at December 31, 2013 (34,091 million euros at December 31, 2012 and 35,860 million euros at December 31, 2011) and corresponds to 83,5% of total gross financial debt.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging the entire exchange rate risk and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. It should be stressed that such instruments are not used for speculative purposes.

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

In managing market risks, the Group has adopted the Guidelines for the “Management and control of financial risk” and mainly uses Interest Rate Swaps (IRS) and Cross Currency Interest Rate Swaps (CCIRS) derivative financial instruments.

Volatility in the levels of interest rates and exchange rates since the fourth quarter of 2008 due to the financial crisis significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

CHANGE IN NET FINANCIAL DEBT DURING 2013

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2013:

(millions of euros)
Net financial debt as of December 31, 2012	29,053
Capital expenditures	4,400
Dividends paid	537
Financial investments	9
Share capital increases/decreases	(9)
Disposal of investments and other divestitures	62
Cash flows from operating activities, net of other uses (sources)	(6,110)

Net change in 2013	(1,111)

Net financial debt as of December 31, 2013	27,942

In particular:

•	Capital expenditures on an accrual basis were 4,400 million euros in 2013, a decrease of 239 million euros compared to 2012. The breakdown is as follows:

	Year ended December 31,
	2013		2012		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	3,027	68.8	3,072	66.2	(45)
Brazil	1,349	30.7	1,500	32.3	(151)
Media, Olivetti and other activities	24	0.5	67	1.5	(43)
Adjustments	—		—	—	—

Total consolidated capital expenditures	4,400	100.0	4,639	100.0	(239)

% on revenues	18.8		18.0

In particular:

•

the Domestic Business Unit reported a decline of 45 million euros in capital expenditures in 2013 substantially in line with the previous year; the increase in capital expenditures related to the progress of the plans for the creation of next generation networks (LTE and fiber) was more than offset by less demand for deliveries of new installations due to a slowdown in Fixed-line access sales;

•

the Brazil Business Unit reported a decrease of 151 million euros in capital expenditures in 2013 (including a negative exchange rate effect of 188 million euros); net of the above exchange rate effect, capital expenditures increased mainly due to infrastructure development, in line with the objective of improving service quality.

•	Financial investments were 9 million euros in 2013 and mainly relate to the payment of the deferred installment on the investment made in 2011 for the acquisition of the 4G group.

•	Disposal of investments and other divestitures amounted to 62 million euros in 2013 and principally relates to:

•

the proceeds from the sale by Tierra Argentea (a company wholly owned by the Telecom Italia Group) of Class B ordinary shares of Telecom Argentina S.A. and Class B preferred shares of Nortel Inversora S.A., for a total of 79 million euros;

•	the proceeds from the sale of the MTV group to Viacom International Media Networks (“VIMN”) which took place on September 12, 2013, for 11 million euros;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	the installment proceeds from the sale of the investment in EtecSA Cuba, which took place at the end of January 2011, for approximately 48 million euros;

•	the net use of approximately 110 million euros generated by the sale of La7 S.r.l. to Cairo Communication;

•	the proceeds from the sale of other tangible and intangible non-current assets of approximately 40 million euros.

***

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

The sales of receivables to factoring companies during 2013 had a positive effect on net financial debt at December 31, 2013 of 1,434 million euros (1,233 million euros at December 31, 2012).

CHANGE IN NET FINANCIAL DEBT DURING 2012

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2012:

(millions of euros)
Net financial debt as of December 31, 2011	30,819
Capital expenditures	4,639
Dividends paid	964
Financial investments	10
Share capital increases/decreases	2
Disposal of investments and other divestitures	148
Cash flows from operating activities, net of other uses (sources)	(7,529)

Net change in 2012	(1,766)

Net financial debt as of December 31, 2012	29,053

In particular:

•	Capital expenditures on an accrual basis were 4,639 million euros in 2012, a decrease of 917 million euros compared to 2011. The breakdown is as follows:

	Year ended December 31,
	2012		2011		Changes
	(a)%		(b)%		(a-b)
	(millions of euros, except percentages)
Domestic	3,072	66.2	4,184	75.3	(1,112)
Brazil	1,500	32.3	1,290	23.2	210
Media, Olivetti and other activities	67	1.5	82	1.5	(15)
Adjustments	—	—	—	—	—

Total consolidated capital expenditures	4,639	100.0	5,556	100.0	(917)

% on revenues	18.0		20.8

In particular:

•

the Domestic Business Unit reported a decline of 1,112 million euros in capital expenditures in 2012. Excluding capital expenditures for 2011 relating to the purchase of user rights for LTE mobile telephony frequency bands (1,223 million euros) there was a 111 million euro increase in 2012 compared to 2011,

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

attributable in particular to the development of next generation networks (LTE and fiber) in part offset by the lower requirement in relation to delivery of new systems owing to the slowdown and contraction of the fixed-line business;

•

the Brazil Business Unit reported an increase of 210 million euros in capital expenditures in 2012 (including a negative exchange rate effect of 94 million euros), for the purchase of user rights for fourth generation (4G) mobile telephony frequency bands (145 million euros) as well as investments to improve the quality of the network infrastructure.

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

•	Disposal of investments and other divestitures amounted to 148 million euros in 2012 and principally relates to:

•	85 million euros received, net of related incidental expenses and net financial debt of the investee, from the sale on October 31, 2012 of the entire stake held in Matrix;

•	59 million euros from the collection of the installments on the sale of the investment in EtecSA Cuba, which took place at the end of January 2011.

***

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

The sales of receivables to factoring companies during 2012 had a positive effect on net financial debt at December 31, 2012 of 1,233 million euros (1,334 million euros at December 31, 2011).

Gross Financial Debt

On a consolidated basis, at December 31, 2013, our gross financial debt amounted to 37,230 million euros (40,241 million euros at December 31, 2012) and included non-current financial liabilities (long-term debt) of 31,084 million euros (34,091 million euros at December 31, 2012), current financial liabilities (short-term debt) of 6,119 million euros (6,150 million euros at December 31, 2012) and financial liabilities directly associated with Discontinued operations/Non-current assets held for sale of 27 million euros (nil at December 31, 2012).

As of December 31, 2013, approximately 71.3% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Japanese Yen.

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2013		As of December 31, 2012
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	8,925	6,472	12,499	9,474
GBP	2,536	3,043	2,535	3,106
BRL	3,258	1,008	2,945	1,092
JPY	19,873	137	19,865	175
ARS	64	7	331	51
PYG	—	—	123,347	22
EURO		26,536		26,321

		37,203		40,241
Discontinued operations/Non-current assets held for sale		27		—

Total gross financial debt		37,230		40,241

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

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

Inactive programs:

•

the Shelf Registration Statement, expired on December 29, 2011, which allowed for the issuance by Telecom Italia S.p.A.’s wholly-owned subsidiary Telecom Italia Capital S.A. and under a guarantee by Telecom Italia S.p.A., of an indeterminate amount of debt securities at various terms, rates and maturities;

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

The following table highlights the utilization of the above mentioned EMTN Programme at the end of 2013.

			As of December 31, 2013
			EMTN Programme
			(millions of euros)
Total amount of the program (max outstanding notes)	(A	)	20,000.00

Notes and bonds issued			23,802.79
Notes and bonds repaid			7,445.02

Net utilization of the program	(B	)	16,357.77

Remaining available amount of the program	(A-B	)	3,642.23

Notes and bonds

At December 31, 2013 we had notes and bonds outstanding of 26,027 million euros (27,549 million euros at December 31, 2012). Their nominal repayment amount was 24,885 million euros, a decrease of 1,438 million euros compared to December 31, 2012 (26,323 million euros).

Changes in bonds during 2013 were as follows:

	Currency	Amount (millions)	Issue date
NEW ISSUES
Telecom Italia S.p.A. subordinated bond issue 750 million euros 7.750% maturing 03/20/2073 (1)	Euro	750	03/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% maturing 09/25/2020	Euro	1,000	09/25/2013
Telecom Italia Finance S.A. 1,300 million euros 6.125% maturing 11/15/2016 (2)	Euro	1,300	11/15/2013

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

	Currency	Amount (millions)	Repayment date
REPAYMENTS
Telecom Italia Finance S.A. 6.875% 678 million euros (3)	Euro	678	01/24/2013
Telecom Italia S.p.A. 6.750% 432 million euros (4)	Euro	432	03/21/2013
Telecom Italia S.p.A. Floating Rate Notes 268 million euros (5)	Euro	268	07/19/2013
Telecom Italia Capital S.A. 5.250% 2,000 million USD	USD	2,000	11/15/2013

(1)

The hybrid debt securities are Telecom Italia’s first subordinated issue on the euro market. The bond has a life of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes were listed on the Luxembourg Stock Exchange. The notes were repaid in advance on March 3, 2014.

(2)

Refers to the 1,300 million euros Fixed Rate Guaranteed Subordinated Mandatory Convertible Bonds into Telecom Italia S.p.A. ordinary shares (the “Mandatory Convertible Bonds”) at maturity, issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A. The minimum conversion price of the Mandatory Convertible Bonds has been set at 0.6801 euros and the maximum conversion price has been set at 0.8331 euros (equal to 122.5% of the minimum conversion price). From an accounting standpoint, the financial instrument represents a liability to pay annual coupons and an embedded component for the conversion into Telecom Italia ordinary shares; such component is treated as an embedded derivative and therefore accounted for at fair value through profit and loss along the life of such bonds.

(3)	Net of buybacks by the Company of 172 million euros during 2011 and 2012.

(4)	Net of buybacks by the Company of 218 million euros during 2011 and 2012.

(5)	Net of buybacks by the Company of 232 million euros during 2012.

On June 3, 2013, Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing from June 2014 to October 2015, buying back a total nominal amount of 1,577 million US$ (equal to approximately 1.2 billion euros). The repurchased bonds are recognized in the financial statements in the portfolio of the buyer Telecom Italia S.p.A., while in the consolidated financial statements those bonds have been eliminated from the financial liabilities.

Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

	Principal amount outstanding prior to the Tender Offer		Principal amount repurchased		Buyback price
Bond Title
Telecom Italia Capital S.A. 6.175% 1,000 million US$	US$	1,000,000,000	US$	220,528,000	105.382%
Telecom Italia Capital S.A. 4.950% 1,250 million US$	US$	1,250,000,000	US$	721,695,000	105.462%
Telecom Italia Capital S.A. 5.250% 1,400 million US$	US$	1,400,000,000	US$	634,797,000	108.523%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted to 198 million euros (nominal amount) as of December 31, 2013 and decreased by 32 million euros in comparison with December 31, 2012 (230 million euros).

For further details about the outstanding notes and bonds as of December 31, 2013 please see also “Note—Financial liabilities (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2013.

	As of December 31, 2013		As of December 31, 2012
	Committed	Drawdown	Committed	Drawdown
	(billions of euros)
Revolving Credit Facility—expiring February 2013	—	—	1.25	—
Revolving Credit Facility—expiring August 2014	8.00	1.50	8.00	1.50
Revolving Credit Facility—expiring December 2013	—	—	0.20	—

Total	8.00	1.50	9.45	1.50

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 (“RCF 2014”) by 4 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

Furthermore on March 25, 2013, Telecom Italia extended the RCF 2014 by an additional 3 billion euros, by means of another Forward Start Facility which will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.5%.

For further details about the maturities of financial liabilities in terms of the expected nominal repayment amount, as contractually agreed, please see below “Contractual Obligations and Commitments”.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 13,592 million euros at December 31, 2013 (net of 630 million euros related to Discontinued Operations/Non-current assets held for sale), corresponding to the sum of Cash and cash equivalents and securities other than investments (included under current assets), totaling 7,092 million euros (8,190 million euros at December 31, 2012), and the committed credit lines, mentioned above, of which a total of 6,500 million euros has not been drawn down. This margin will cover Group Financial Liabilities due beyond the next 24 months. As already noted, the reduction in “Cash and cash equivalents” compared to December 31, 2012 reflected the use of liquidity to repurchase Group bonds.

In particular:

•

Cash and cash equivalents amounted to 5,744 million euros (7,436 million euros at December 31, 2012). The different technical forms of investing available cash at December 31, 2013 can be analyzed as follows:

•	Maturities: all deposits have a maximum maturity of three months;

•

Counterpart risk: deposits are made with leading banking, financial and industrial institutions with high-credit-quality equal at least to BBB- for the Rating Agency Standard & Poor’s as regards Europe. Investments by the companies in South America are made with leading local counterparts;

•	Country risk: deposits have been made mainly in major European financial markets.

•

Securities other than investments amounted to 1,348 million euros (754 million euros at December 31, 2012). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of 258 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A., 866 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A., 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012), and 219 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of said treasury bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force since July 2009.

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

Off-Balance Sheet Arrangements

As of December 31, 2013, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Guarantees for 15 million euros, net of back-to-back guarantees received, by Telecom Italia on behalf of associates (5 million euros) and other third parties for medium/long-term financial transactions.

Guarantees were provided by banks and other financial institutions on behalf of Telecom Italia to Group companies, amounting to 5,057 million euros, to guarantee financing received (2,076 million euros) and performance under outstanding contracts (2,981 million euros).

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

As of December 31, 2013, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2014	2015	2016	2017	2018	After 2018	Total
	(millions of euros)
Bonds(*)	1,789	2,025	2,250	2,900	2,975	11,646	23,585
Amounts due to banks, other financial payables and liabilities	2,731	1,195	725	828	748	1,649	7,876
Finance lease liabilities	177	127	129	140	149	554	1,276

Total	4,697	3,347	3,104	3,868	3,872	13,849	32,737
Current financial liabilities	466	—	—	—	—	—	466

Total (Discontinued Operations excluded)	5,163	3,347	3,104	3,868	3,872	13,849	33,203
Discontinued Operations	26	—	—	—	—	—	26

Total	5,189	3,347	3,104	3,868	3,872	13,849	33,229

(*)	The nominal repayment amounts exclude the cash settlement for the Mandatory Convertible Bonds because, at maturity in 2016, they will be mandatory convertible into Telecom Italia ordinary shares.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.3.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units at December 31, 2013.

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Purchase of tangible assets:
Domestic	1,731	1,856	1,820
Brazil	766	908	769
Media, Olivetti and Other Operations	8	24	36
Adjustments and eliminations	—	—	—

Total purchase of tangible assets(1)	2,505	2,788	2,625
Purchase of intangible assets(2)	1,895	1,851	2,931

Total capital expenditures(3)	4,400	4,639	5,556

(1)	Purchase of tangible assets is mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(2)	Purchase of intangible assets includes expenditures for software for telecommunications systems and licenses.

(3)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2013, 2012 and 2011, cash flows from operating activities exceeded capital expenditures on an accrual basis. For further details please see “—5.3.2 Capital Resources”.

The capital expenditures planned for the 2014-2016 period at Telecom Italia Group level, will be close to 14 billion euro, combining Italy and Brazil and excluding Spectrum.

In particular:

•

Domestic Business Unit: cumulative capital expenditures for the 2014-2016 period will be kept at approximately 9 billion euros, with a strong increase in the innovative portion (from the old plan’s 1.3 billion euros to 3.4 billion euros), balanced by efficiencies and right spending in traditional areas. The capital expenditures on revenues cumulated over the 2014-2016 period will be approximately 18% and in the 3-year Capex Plan Telecom Italia will continue to strengthen the Network infrastructure to move into a structurally superior service quality on both fixed and mobile Ultra BroadBand, which will play an anchor role to stabilize Domestic results, allowing Telecom Italia to expand into adjacent markets and new revenues;

•

Brazil Business Unit (Tim Brasil): capital expenditures on revenues cumulated over the 2014-2016 period will be kept at approximately 17%, with a focus on quality improvement and on innovative components to capture the full potential of data.

The Telecom Italia Group expects to fulfill its future commitments for capital expenditures both through the use of cash generated from operations and through additional sources of capital such as the recent agreement reached for the sale of its stake in the Sofora—Telecom Argentina group and the issuance of the Mandatory Convertible Bonds, both events occurred in November 2013.

* * *

For details about market risk disclosures please see “Item 11. Quantitative And Qualitative Disclosures About Market Risks”.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

5.4    RESEARCH, DEVELOPMENT AND INNOVATION

Research and development activities at Telecom Italia are carried out by the Information Technology, TILab and Innovation Functions, which oversee the analysis of new technologies and the engineering of services offered to customers.

Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Right (IPR) and business, aimed at developing the Company’s assets in patents rights.

Twelve new applications for patents were filed during 2013.

With a view to promoting an innovative system of relations between companies and universities, Telecom Italia has adopted the Joint Open Lab (JOL) model, consisting of joint laboratories where academic research and knowledge combine with industrial know-how and experience. During 2013, seven new laboratories were inaugurated, joining the JOL SKIL (Semantics & Knowledge Innovation Lab) opened in Trento in the first half of 2011.

Working Capital is the programme that has supported the birth and development of new digital innovation businesses in Italy since 2009. The projects developed in 2013 include the following:

•	Welco (www.welco.it), a device that allows people to connect their home or office intercom to their smartphone or tablet;

•	Cityglance (www.cityglance.co), innovative social networking app that connects people travelling on public transport anywhere in the world;

•

ViciniDiCasa (www.vicinidicasa.com), which allows a neighbourhood platform to be created to connect people and create new social relationships, communities of interest and even business opportunities between neighbours;

•	Dropin (www.dropin.fm), an innovative cloud service that provides access to a virtual recording studio via your browser, making music composition a “social” experience;

•

Starteed (www.starteed.com), innovative crowd-funding platform (collective financing via the Internet), which provides support for people to promote ideas, with funding and expertise, on a non-profit-making basis;

•

Fattura24 (www.fattura24.com), cloud service, usable online or as a mobile application (IOS and Android), which allows self-employed professionals or businesses to manage their invoicing on the move, sharing documents with customers, suppliers and accountants;

•

HackAcademy (www.hackacademy.com), e-learning platform that allows people to design and create electronic objects. A personalised education path allows people to master open hardware or quickly develop their products with the community and then sell them through the shared store.

Changemakers is the business acceleration programme promoted by Telecom Italia and Expo Milano 2015, with the ambitious aim of changing the lives of 10 million people, Projects implemented in 2013 included:

•

Tooteko (www.tooteko.com), which allows an “audio” track to be applied to objects and make any surface clickable and interactive. The potential applications of this technology include helping the visually impaired to gain information about the appearance of objects, providing a new educational tool to teach children to read and write, and creating a new device to replace conventional light switches. Tooteko launched a partnership with M.A.R.T in Rovereto;

•

Orange Fiber (www.orangefiber.it), a “social” fashion project that uses nano-technologies to transform citrus fruit waste into textile raw materials and clothing that release vitamins when they come into contact with the skin, involving women in difficulty and disadvantaged people in the production process;

•

PanPan (www.panpan.biz), a smartphone social information app that allows geolocalised questions associated with specific areas to be sent and users to be identified in the same area who might be able to answer the questions. The application can also be used as a B2B platform for surveys and market research;

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•

Bircle (www.bircle.co), a mobile and web application allowing people to create and purchase travel guides for those with mobility impairments. Each guide is produced by experts (e.g. disability managers, associations) and, in crowd-sourcing mode, by the users themselves, using a rating system for buildings based on a universal language that allows people with mobility impairments and those accompanying them to determine and consult the degree of accessibility of different places and find appropriate facilities and services for their needs;

•

Trail Me Up (www.trailmeup.com), a web service that uses enhanced virtual reality to go on guided tours of places that can only be accessed on foot. The tour that follows the virtual path is made possible by a special 360° photographic capture system fitted to a backpack, which allows the user to view the landscape with the same perspective as that of an actual traveller.

Projects and initiatives

These can be arranged in four macro-strands:

•	New generation networks

•	Future Internet applications

•	Projects with positive environmental impacts

•	Projects with positive social impacts

New generation network projects

•

As part of the work being done to improve the quality control of services, development of the CHECK Suite system continued. The system implements an innovative approach to mobile network configuration and performance management issues and presents the following strengths:

•	design and optimisation integrated with network creation and operation processes;

•	overall view of the network and services starting with its individual nodes;

•	innovative and patented data analysis techniques;

•	automatic detection of inefficiencies in Near Real Time and calculation of the impact on the end customer for optimal management of recovery activities in terms of cost/benefit.

•

Metro-regional network configuration and validation operations were completed which allowed Telecom Italia, as the first operator in Europe, to obtain the MEF(4) “Carrier Ethernet 2.0” certification for Ethernet Access services. The certification allows Telecom Italia to provide standardised services to its customers with improved QoS(5) and predictable SLAs(6).

•	Laboratory testing and validation activities were completed of the Service Hub model for the scalable and flexible evolution of Telecom Italia PoPs(7).

•

Research activities continue with a view to virtualising network functions, i.e. potentially transforming network services into applications run on cloud computing platforms. Meetings were held in this context with the leading manufacturers and a number of emerging businesses to explore strategies. A condominium wireless router was developed that can be installed outdoors to supply data connectivity in digital divide situations and industrial areas.

•

As part of the plan to introduce new technologies (Cisco and Juniper) into Telecom Italia’s metro networks, the Turin Test Plant, working with the Engineering and Innovation functions, carried out a validation process, particularly in order to verify fixed and mobile end-to-end services. This required checks to be carried on interoperability with existing HW resources and support for innovative functions.

(4)

Metro Ethernet Forum—MEF, the key organisation for Ethernet technology, is a global industrial alliance of 220 organisations, including telecommunication operators, TLC network equipment and software producers, semiconductor component manufacturers and testing organisations.

(5)	Quality of Service.

(6)	Service Level Agreement.

(7)	Points of Presence—Internet access points, or routers, supplied by Telecom Italia to route traffic to end users.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•

Introduction of RAN sharing(8) for TIM Brasil: as part of the TIM Brasil network development activities, for the first time at Telecom Italia, the Turin Test Plant validated RAN sharing functions, which allow mobile access networks to be shared among operators (RAN Sharing), implemented on LTE(9) and Evolved Packet Core(10) (EPC) technology. New Data Center EASY-DC offers: as part of the development of Nuvola Italiana offers, a new test environment was created in the Turin Test Plant to allow new EASY-DC architectures and models to be validated in the laboratory. Comparative tests performed on the various technologies, with the engineers from Telecom Italia’s DataCenter and TILab Innovation functions, allowed the testing of DataCenter geographic redundancy services which are totally innovative in the Italian cloud market.

•

As part of the Mobile Network VAS Communication project, a platform (MES CE) was set up to deliver interactive communication services in Communication as a Service mode, which allows interactive multichannel, conventional voice and Web services to be created.

Developments

Developments within new generation network projects:

•	Machine-to-Machine (M2M) Gateway for the management of home automation and Smart City services.

•	External LTE router and cabling for apartment blocks or businesses using the existing television infrastructure (coaxial cable). A patent application has been submitted for this activity as well.

•	Creation of the “Machine-to-Machine SmartPhone Gateway” paradigm and development of a SIM card application for assessing physiological parameters associated with sports performance.

Future Internet application projects

In the field of Capillary Networks, Telecom Italia is conducting studies and developing network prototypes to create the IoT (Internet of Things) in Connected Cities. In particular, it provides for a very high number of devices (sensors, actuators, etc.) to transform a city into a Smart City. These devices will have a short-range, low cost and low energy radio interface. In order to start the development of Connected Cities it is therefore necessary to create the so-called Capillary Networks that will allow the devices (the “things” in IoT) fitted with short-range radio interfaces to communicate efficiently, just as smart phones do today on the 3G and LTE network. The TILab laboratories are developing the Capillary Network platform prototypes used for Smart City Trials and projects funded by the European Commission and the Italian Ministry of Education.

Developments

The future Internet application project developments were as follows:

•	Augmented reality app that simulates a virtual clothing store.

•	Probe app to monitor the performance of services used on smart phones and the quality of the experience perceived by users.

•	PC and smart phone app to speed up web browsing and video streaming services on mobile networks.

•	Smart phone app to improve the efficiency of the device’s battery.

•	Smart phone app to request different standards of service from the mobile network depending on the demand and type of application.

M2M (Machine-to-Machine) developments

In 2013, Telecom Italian joined the GMA (Global M2M Association), specifically by taking part in an international tender for the creation of VW/Audi automotive M2M systems alongside lead bidder Deutsche Telekom (DTAG). The estimated turnover is around 70,000 connected cars sold in Italy between 2014 and 2017.

(8)

Radio Access Network Sharing is a smart way to share networks offered to operators as a useful way of coping with the gradual reduction in margins and contributing to a reduction in the use of energy and environmental impact.

(9)	Long Term Evolution—also known as 4G, is an advanced, high speed mobile telephony standard.

(10)	EPC is a core network architecture based on the Internet Protocol supporting LTE.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

Proximity technology services that make life easier for users:

•

TIMWallet Consumer/Business service: allows physical wallets to be replaced by a virtual wallet on a mobile phone displaying the services supplied by companies in the NFC(11) ecosystem or by Telecom Italia itself. Purchases are made by placing the phone close to a reader (POS, turnstile);

•	Launch of the cobranded Banca Intesa/Visa/TIM card within the TIMWallet;

•	NFC Badge, Canteen, Vending machine services for Telecom Italia and Unicredit employees;

•	Launch of TIMPay for remote credit card payments using a mobile phone;

•	Launch of BNL payment cards.

Smart applications for the Internet of the future

Telecom Italia is actively involved in creating the Future Internet platform and services, also through cooperation projects funded by the European Union (Future Internet Public Private Partnership—FI-PPP), to enable and support customers in creating and using services based on advanced Internet technologies. The use and disclosure of personal information belonging to users, generally distributed among their various “digital identities”, is an increasingly widespread trend. The platform provides innovative functions, such as inhibition, associated with appropriate alarms, of the accidental or unintended sharing of sensitive content with contacts considered to be “non-trusted”, or setting of the privacy level to be associated in real time with more or less recurrent situations.

•

Telecom Italia has directed the end-to-end design and implementation of the Smart City App prototype for Expo 2015, which is intended to become a reference tool providing information, services and entertainment during the event, on the participating nations, the city and the country, the partners and players involved. The purpose is to establish an ongoing relationship with the visitor, particularly using new generation LTE mobile connectivity networks and more evolved devices. By using innovative technologies, such as Augmented Reality and Visual Search, this prototype will allow a view of Milan today and Expo 2015 tomorrow, integrating the real vision with multimedia animation and content.

•

The Telecom Italia “SocialTV” programme monitors technological and business developments and evolution taking place as a result of feedback from broadcasting, where there is an increasing trend towards simultaneous TV viewing and real time social media discussion on tablets and smart phones. Telecom Italia released the Friend TV app available in the App Store and Google Play, which allows users to interact with this mode on a kind of Social second screen.

Development of Big Data solutions(12)

•

With the Trentino Open Living Data (TOLD) project, Telecom Italia has set itself the goal of developing and testing a “Big Data” platform for collecting and analysing data from different local players (companies, industries, government organisations). The objective (also pursued by the SKIL, Telecom Italia’s Trento-based Semantics & Knowledge Innovation Lab, which carries out advanced research and post-university training activities in the field of semantic technologies) is to use telephone network data combined with other data sources (e.g. electricity meter readings, number of vehicles using motorways, public transport) to highlight trends, movements or the presence of people. This information allows services to be provided to customers for energy management, traffic forecasting, urban planning and insurance offers.

•

One of the projects run by SKIL is the Mobile Territorial Lab (MTL) for the processing of Personal Big Data: the combined data that individuals generate via their smartphones and that transform people into local sensors, as theorised in the Smart City models. According to the Living Lab model promoted by the EIT (European Institute of Innovation & Technology) and the Autonomous Province of Trento, a pilot community has been created of young families who use smartphones with “sensing” software and SIM card that constantly collects information about their movements, interactions and preferences, thus providing a dynamic map of the area in which they live.

(11)	Near Field Communication: a technology that supplies short range bi-directional wireless connectivity (RF) (up to a maximum of 10 cm).

(12)

Definition coined by the Computer Community Consortium in 2008 for a set of diverse pieces of information that is so large and complex as to required capture, processing, management, analysis and display tools that differ from conventional ones.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

Projects with positive environmental impacts

•

As regards issues associated with exposure to electromagnetic fields, work is continuing between TIlab and La Sapienza University of Rome, the Polytechnic University of the Marche and Regional Radioprotection Agencies. The dual purpose of this collaboration is to determine the average level of attenuation of electromagnetic fields afforded by the structures used in construction, in order to analyse the intensity of fields within buildings, and to measure, as accurately as possible, the amount of power transmitted by mobile radio base stations over a period of 24 hours.

•

With regard to sustainable mobility, Telecom Italia is collaborating with a number of initiatives and projects aimed at developing Intelligent Transport Systems (ITS). The purpose of these activities is to implement ICT solutions that make vehicle transport and mobility for people and goods safer, more efficient and more environmentally-friendly, in accordance with the priorities and objectives established by the European Union and transposed into the ITS National Action Plan.

•

The Smart Mobility research project is continuing with the design and prototyping of innovative services. In particular, prototypes are being created for multimodal transport planning, km0 logistics services managed using mobile terminals, ride sharing and car sharing services. The aim is to experiment with ways to make transport environmentally sustainable. The project also includes Connected Car project activities, focused on interactions between vehicles, mobile terminals and network services to deliver on-board navigation services and enable environmentally-friendly and economical driving styles. A prototype is currently being developed to gather data from vehicles, via mobile terminals, in order to analyse them and determine the ecological footprint of journeys.

•

With its MUSA (MUltiservice network Simulator Application), Telecom Italia provides a general assessment of the design of a Wireless MBus 169MHz based multiservice network for a geographical area represented by one or more towns. The services considered, and the respective networks, relate for example to the remote reading of gas and water meters, heat metering and environmental monitoring sensors. The application uses the theoretical results of the simulation to a real area of the country, attempting to make the most of the business assets existing within it. The final result is a map of the best assets for the widest possible coverage of the chosen area.

Projects with positive social impacts

•	Smile Project: working with the Municipality of Turin, Actions and Projects were planned that came together in the Master Plan for Torino Smart City. The following topics were covered:

•

Safecity:    evolved ICT video surveillance and sensor system solutions that allow real-time intervention in public emergency (e.g. natural disasters such as earthquakes and floods) and criminality situations;

•

Smart Utility (Gas, Water, Refuse, Electricity):    smart metering and smart resource usage solutions for sustainable cities. Solutions are being developed for identifying hidden leaks in water distribution systems, which exceed 30% of the amount distributed, leading to very high economic and environmental costs. With regard to gas metering, analyses and studies are being conducted with a view to implementing pilot projects with companies operating in the natural gas distribution sector, according to criteria established by the Italian electricity and gas regulator. M2M solutions are also being analysed for the purpose of improving the use of energy resources with a view to developing distributed generation and remote control. In particular, work began on assessing the opportunity to share the telecommunication and power distribution network infrastructure, with a view to cutting costs and reducing their environmental impact. In this respect, Telecom Italia recently took part in the EUTC (European Utility Telecom Council) meeting with a speech on the potential synergies between TelCo and Utility operators in the electricity sector;

•

Electric Mobility:    smart electric mobility solutions are being developed and turned into prototypes in a way that considers “smart” charging issues and the impact recharging can have on power networks (smart grid);

•

e2Call:    this project enhances the “eCall” service (a project run by the European Commission to provide rapid assistance to motorists involved in a collision anywhere in the European Union) based on larger amounts of information compared to the original project, reducing the negative consequences of delays or unsuitable interventions to a minimum.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•

As part of the activities aimed at digitising Italian schools, TILab prototyped a solution which allows a diverse range of personal devices to be used, both in and out of school, which do not require any installation. The educ@TIon solution is entirely web-based, based on open source and modular applications and created as an SaaS (Software as a Service) in the cloud. The platform allows any kind of digital educational content to be managed and provides teachers and students with a set of digital teaching tools, regardless of the type of devices available in the classroom—any kind of IMB (Interactive Multimedia Board) or Interactive Display can be used—and the personal devices used by teachers and students—PC, netbook, tablet, regardless of the operating system.

The educ@TIon solution therefore allows educational content, whether it is self-produced, “downloaded” from the Internet or obtained from school text book publishers, to be managed in an integrated and shared way, making it easier to adopt 2.0 teaching methods, which are particularly geared towards skills-driven, collaborative and proactive teaching based on user generated content.

•

With regard to Health and Wellness, the development continues of ICT services that can improve and increase the efficiency of the health system, such as mobile technologies to support m-health (mobile health) applications, which allow automatic exchanges of data between devices and remote processing systems, cloud solutions which allow the offer to be diversified, making it scalable and, ultimately, big & open data solutions, which allow large amounts of diverse data from open and distributed sources to be analysed. The topics covered at the moment are described below:

Development of a Home Doctor platform (set of products and services for delivering healthcare services supported by ICT technologies and electro-medical solutions for monitoring parameters related to major chronic diseases) by means of:

•

evolution towards Continua Health Alliance standards(13): implementation of Continua protocols for integrating Continua Certified tools on gateway applications (which allow the measurements taken by medical devices to be collected and sent to a networked platform) allows the process of configuring and taking/sending of the measurements by patients to be simplified, cutting the cost of integrating new medical instruments;

•

state of health features: subjective data collected by questionnaires and objective measurement data collected by medical instruments are processed to provide an aggregated view of the overall state of health of the patient via a graphic dashboard. Other processing allows information to be obtained on data trends which allow any worsening of conditions to be promptly reported and therefore action to be taken on the patient.

•

Wellness@School and Wellness@Company: prevention and wellness services aimed at providing solutions for healthy people to help them maintain and improve their health. The data collected and made anonymous can be processed for preventive purposes using the Business Intelligence techniques employed to process so-called big data.

•

“Robot@school” solutions, which will be developed for Italian secondary schools, were presented during a workshop held at the Grassi Technical Industrial Institute of Turin. A memorandum of understanding was also signed between Telecom Italia and the Regional Education Department for Piedmont which, among other things, provides for a specific agreement on service robotics. In this context, Telecom Italia provides schools with systems and platforms for the introduction, sharing and network integration (the so-called “cloud”) of robots that will support human beings in their daily living environment. With a view to supporting secondary schools in this way, a dissemination workshop was organised to illustrate service robotics and its impact on the world of work.

•

In the 3GPP (Third Generation Partnership Project)[14] Telecom Italia promoted the establishment of an LTE system operating on the 450 MHz band: the specification activity was completed in September 2013. The purpose is to deliver the service in rural areas in Brazil[15].

(13)

Continua Health Alliance is an open non-profit-making association that provides a forum for collaboration between healthcare and technology companies to improve the quality of personal healthcare assistance (www.continuaalliance.org)

(14)	3GPP is an inter-operation group involving several organisations from different countries: ETSI (European), ARIB and TTC (Japanese), TTA (Korean), CWTS (Chinese) and ANSI-T1 (USA).

(15)	According to Brazilian government statistics, 15% of Brazilian homes are situated in rural areas, corresponding to 29.8 million people with no access to broadband.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•

“Digital islands” are a new urban furniture concept which allows government bodies and third parties to provide innovative and smart solutions for citizens. The first examples of digital islands have been installed in Milan. They are hyper-technological outdoor spaces available to citizens and tourists to communicate, get information, access city services and travel sustainably. They include multimedia NFC totems, Wi-Fi coverage, recharging facilities for mobile phones, lights and smart cameras and provide a point of access to smart mobility solutions, particularly electric quad bikes.

Commitment to AAL (Ambient Assisted Living) with European projects and field tests

•

In the field of health, development of the Fisio@Home application continued for the remote rehabilitation of patients affected by orthopaedic problems by allowing health care specialists to monitor them remotely. The application uses a network of wireless sensors worn by patients. These send kinematic data to a tablet, which analyses them and extracts information regarding motion in the joint to be treated. The results of this analysis are transmitted to a server which can be accessed by rehabilitation physicians and physiotherapists to assess rehabilitation progress.

•

The Vrehab project, coordinated by the Italian Auxological Institute and co-financed by the Italian Ministry of Health and the Piedmont Region, continued with a view to developing, among other things, a non-intrusive system to assess the state of health of Parkinson’s Disease sufferers and provide neurologists with information useful for adapting treatments. This is carried out by analysing kinematic data collected by inertial sensors worn by patients while they perform specific exercises.

•

Telecom Italia is also focused on the world of the elderly. The aim of the European WIDER (green groWing SMEs: Innovation and Development in the energy sector in mEd aRea) project in the field of Ambient Assisted Living is intended to achieve better management and sharing of knowledge for small and medium sized companies on the subject of ecosmart dwellings for the elderly. Telecom Italia is part of the scientific committee and contributes to guiding technical and technological activities.

November saw the completion of the European Life 2.0 project aimed at promoting the use of technology by elderly people to support forms of fully independent life by means of a location-based services and social networking platform. Experimental activities organised by Life 2.0 involved around 80 users aged between 65 and 75 years, subdivided into four pilot cities (Milan, Barcelona/Spain, Joensuu/Finland, Aalborg/Denmark). Italian activities were coordinated by the Polytechnic of Milan, with the technological support of Telecom Italia, and involved 19 people. The main purpose of the experiment was the native app for iPad created entirely by Telecom Italia, with which elderly people were able to manage their personal profile, read or publish ads and register for events organised by the non-profit-making entities which took part in the project. The Life 2.0 project activities were presented during major national and international events, including the Smart City Exhibition held in Bologna in October.

•

Also for elderly people, an experimental service has been launched with Cilte, a social cooperative offering a remote assistance service. Users of the remote assistance service have been offered two different solutions they can use at home: RicordaTI and Cassiel. RicordaTI is a tablet app that reminds elderly people of the things they have to do, such as a doctor’s appointment or a medicine they have to take. Cassiel instead uses a small wireless sensor to monitor the front door and alert the remote assistance centre if the door is left open for too long.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2014-2016 period;

•	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of political developments in Italy and other countries in which we operate;

•	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

•

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	our ability to successfully implement our internet and broadband strategy;

•	our ability to successfully achieve our debt reduction and other targets;

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage and reduce costs;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

On April 12, 2011 the Shareholders’ Meeting of the Company elected the present Board of Directors of Telecom Italia that is to remain in office until approval of the 2013 annual financial statements.

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

Subsequently, on September 13, 2013 Elio Catania resigned from the office of director, and on October 3, 2013 Franco Bernabè resigned from his position as Chairman and Chief Executive Officer and the Board of Directors assigned, on a provisional basis, the authorizations and organizational responsibilities previously assigned to the Chairman Franco Bernabè to the previous Managing Director, Marco Patuano (now Chief Executive Officer), while the role of Chairman of the Board and legal representation of Telecom Italia were assigned to the Deputy Chairman Aldo Minucci, acting as a substitute. On the same date the Board of Directors co-opted Angelo Provasoli as Director.

On December 13, 2013 also directors Cesar Alierta and Julio Linares resigned from the Board of Directors.

At the Shareholders’ Meeting on December 20, 2013 Angelo Provasoli ceased from office, while the meeting failed to appoint any substitute.

At the meeting of the Board of Directors on February 6, 2014, the Board appointed Aldo Minucci Chairman of the Company without any changes to the existing powers vested in the CEO, Marco Patuano.

Consequently, at April 8, 2014 the Board of Directors of Telecom Italia was composed as follows:

Name	Age	Position	Appointed
Aldo Minucci	67	Chairman/Director	2011
Marco Patuano	49	Chief Executive Officer/Director	2011
Tarak Ben Ammar	64	Director	2011
Lucia Calvosa(1)	52	Director	2011
Massimo Egidi(1)	71	Director	2011
Jean Paul Fitoussi(1)	71	Director	2011
Gabriele Galateri di Genola	67	Director	2011
Gaetano Micciché	63	Director	2011
Renato Pagliaro	57	Director	2011
Mauro Sentinelli(1)	67	Director	2011
Luigi Zingales(1)	51	Director	2011

(1)	Independent Directors. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

Item 6. Directors, Senior Management and Employees	Directors

At April 8, 2014, the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Antonino Cusimano.

In 2013:

•	the Board of Directors met sixteen times, with meetings generally scheduled pursuant to a calendar set forth in advance;

•	the Executive Committee (as of December 31, 2013 composed of Aldo Minucci, Marco Patuano, Renato Pagliaro and Mauro Sentinelli) met two times;

•

the Control and Risk Committee (as of December 31, 2013 composed of Jean Paul Fitoussi—acting as Chairman, Lucia Calvosa, Mauro Sentinelli and Luigi Zingales) held fifteen meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•	the Nomination and Remuneration Committee (as of December 31, 2013 composed of Jean Paul Fitoussi—Chairman, Massimo Egidi and Gabriele Galateri) met fourteen times.

On April 16, 2014 the Shareholders Meeting will resolve upon the election of a new Board of Directors. To this end, three slates of candidates have been duly filed by shareholders entitled to do so, according to Italian law and the Company’s Bylaws:

Telco Slate

(Presenting Shareholder: Telco S.p.A.)

1.	Giuseppe RECCHI(*), born in Naples (Italy) on January 20, 1964

2.	Marco Emilio Angelo PATUANO born in Alessandria (Italy) on June 6, 1964

3.	Baroness Denise KINGSMILL CBE(*), born in New Zealand on April 24, 1947

4.	Flavio CATTANEO(*), born in Rho (MI—Italy) on June 27, 1963

5.	Giorgina GALLO(*), born in Turin (Italy) on April 2, 1960

6.	Tarak BEN AMMAR, born in Tunis (Tunisia) on June 12, 1949

7.	Laura CIOLI(*), born in Macerata (Italy) on July 10, 1963

8.	Giorgio VALERIO(*), born in Milan (Italy) on July 13, 1966

9.	Jean Paul FITOUSSI, born in La Goulette (Tunisia) on August 19, 1942

10.	Luca MARZOTTO(*), born in Rome (Italy) on January 9, 1971

11.	Elena VASCO(*), born in West Hartford (USA) on December 31, 1964

12.	Paolo FUMAGALLI(*), born in Busto Arsizio (VA—Italy) on June 24, 1960

13.	Maurizio DATTILO(*), born in Milan (Italy) on March 19, 1963.

(*) Candidates who declared themselves to be independent are marked by an asterisk.

Findim Slate

(Presenting Shareholder: Findim Group S.A.)

1.	Vito Alfonso GAMBERALE, born in Castelguidone (CH—Italy) on August 3, 1944

2.	Girolamo DI GENOVA, born in Fiumefreddo Bruzio (CS—Italy) on January 11, 1939

3.	Franco LOMBARDI, born in Rome (Italy) on August 29, 1947

4.	Maria Elena CAPPELLO, born in Milan (Italy) on July 24, 1968

5.	Daniela MAININI, born in Albizzate (VA—Italy) on March 16, 1960

Item 6. Directors, Senior Management and Employees	Directors

All the candidates declared themselves to be independent.

Institutional Investors’ slate

(Presenting Shareholder: ACOMEA SGR S.P.A., ANIMA SGR S.P.A., APG Algemene Pensioen Groep N.V., ARCA SGR S.P.A., EURIZON Capital S.A., EURIZON CAPITAL SGR S.P.A. , FIL Investments International, FIDEURAM Gestions S.A., FIDEURAM Investimenti SGR S.P.A., INTERFUND SICAV, Mediolanum Gestione Fondi SGR S.P.A., Pioneer Asset Management S.A., Pioneer Investment Management SGRP.A.)

1.	Lucia CALVOSA, born in Rome (Italy) on June 26, 1961

2.	Davide BENELLO, born in Milan (Italy) on March 6, 1954

3.	Francesca CORNELLI, born in Milan (Italy) on September 19, 1962.

All the candidates declared themselves to be independent.

Telco S.p.A. also proposed:

•	to fix the composition of the Board at 13;

•

to keep the present compensation of the existing Board unmodified, subject to the change in number of the Board members to be appointed from 15 to 13, if such proposal is approved, and therefore to determine the total annual remuneration of the Board at 1.9 million euros;

•	to fix the term of office of the new Board of Directors at three financial years, i.e. until the shareholders meeting to be held to approve the company’s financial statements at December 31, 2016;

•

to authorize its candidates to continue with the activities specified in their respective curricula vitae, and to release them from the non-competition clause, as permitted under art. 2390, Italian Civil Code;

•	to appoint Giuseppe Recchi as Chairman of the Board, subject to his election as a Director.

Findim Group S.A. also proposed:

•	to fix the composition of the Board at 11;

•	to fix the term of office of the new Board of Directors at three financial years, i.e. until the shareholders meeting to be held to approve the company’s financial statements at December 31, 2016;

•	to appoint Vito Alfonso Gamberale as Chairman of the Board, subject to his election as a Director.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

* * *

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors in charge as of April 8, 2014.

Aldo Minucci:    Aldo Minucci was born in Reggio Calabria in 1946. He was appointed Chairman of the Board of Directors on February 6, 2014. Mr. Minucci has been a Director of Telecom Italia since April 16, 2007. After graduating in Law, in 1972 he was employed by Assicurazioni Generali S.p.A., working in the Tax Consulting Service, for which he became Manager in 1983. In 1993 he was appointed Central Executive Officer with responsibility for the Administration and Tax Coordination Service, and supervision of the Tax Consultancy Service. In 1995 he took on the role of Deputy General Manager for Technical-Commercial Coordination for the Insurance Companies in Italy, and he is Supervisor of the Group’s Internal Audit Service. Mr. Minucci is Director of AC.E.GA.S. S.p.A.. He is also Chairman of GENERTEL S.p.A., ANIA (National Association of Insurance Companies) and ANIA per la Sicurezza Stradale Foundation.

Item 6. Directors, Senior Management and Employees	Directors

Marco Patuano:    Marco Patuano was born in Alessandria in 1964. Mr. Patuano was appointed Domestic Managing Director and Chief Operating Officer by the Board of Directors on April 13, 2011. Marco Patuano was appointed Chief Executive Officer on October 3, 2013. Previously he had been Head of Domestic Market Operations since November 2009. He began his career at SIP Central Management in May 1990. From 1990 to 2002, he worked in various departments at Administration, Finance and Control. He was promoted through the ranks at Financial Management between 1998 and 2002. In April 2003, he became CFO at Tim Brasil and Telecom Italia America Latina S.A., a Group subsidiary based in Brazil. Between 2004 and 2006, he served as General Manager at Telecom Italia Latam. In 2006, he moved to Telecom Argentina as Head of Fixed-Line Telephony. He served as General Manager, Operations for Telecom Argentina between May 2007 and July 2008. From August 2008 to November 2009 he was Telecom Italia’s Chief Financial Officer. Mr. Patuano is also member of the Board of Telecom Italia Foundation, Bocconi Foundation and UPA (Utenti Pubblicità Associati).

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

Lucia Calvosa:    Lucia Calvosa was born in Rome in 1961. She was appointed as a member of Telecom Italia Board of Directors on August 4, 2011. She is a professor of commercial law in the Faculty of Economics of Pisa University. After graduating in 1983 in Pisa, she worked at Pisa University throughout her academic career. After obtaining a permanent position as a researcher, she qualified as an associate professor in 1998, and as a full professor in 2000. In the Faculty of Economics at Pisa, in addition to teaching Commercial Law and Bankruptcy Law in the Faculty of Economics, she also taught Private Law and Banking Law for some years. She was appointed to chair the degree course in Economics and Commerce and served two terms of office, chairs the Scientific Teaching Committee of her regional professional association of chartered accountants (Associazione Ordine Dottori Commercialisti dell’Alto Tirreno) and is a member of the Board of academic tutors for postgraduate research in Italian and international commercial law at Cattolica University in Milan. From 2005 to 2012 she was a member of the Board of Directors of the Fondazione Teatro di Pisa, and of the Board of Directors of the Fondazione Arpa. From 2009 to 2012 she was a member of the Board of Directors of the Pisa Chamber of Commerce. From 2008 to 2012 she was a member of the Fondazione Cassa di Risparmio di San Miniato. From June 2008 to April 2011 she was Chairman of the Cassa di Risparmio di San Miniato S.p.A. Presently she is a member and director of the Fondazione Cassa di Risparmio di Pisa.

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

Item 6. Directors, Senior Management and Employees	Directors

Mr. Fitoussi graduated cum laude in Law and Economics from the University of Strasbourg with a thesis on inflation, equilibrium and unemployment. He began his academic career as a professor at the University of Strasbourg. Between 1979 and 1983 he taught at the European University Institute, Florence, and in 1984 was visiting professor at the University of California, Los Angeles. Since 1998 he has been a member of the board of the École Normale Supérieure. In 1997 he became a member of the Prime Minister’s Council for Economic Analyses. In 1996 he was named to the Commission Économique de la Nation. He was secretary of the International Economic Association beginning in 1984 and has been an expert for the Economic and Monetary Committee of the European Parliament. Between 1990 and 1993 he was Chairman of the Economic Council of the European Bank for Reconstruction and Development. In the field of publishing, Mr. Fitoussi is managing editor of the Revue et Lettre de L’OFCE, member of the Editorial Board of Labour and The International Journal of Development Planning Literature and the scientific committee of International Labour Review and Critique Internationale. His writing appears regularly in newspapers in France and abroad and he is commentator for La Repubblica and Le Monde. From 2000 to 2010 he was President of the Scientific Committee at the Institut d’Etudes Politiques. In the field of research, Mr. Fitoussi has concentrated on inflation theory, unemployment, foreign trade and the role of macroeconomic policy. As President of the OFCE and founder of its International Economic Policy Group (of which he is a member), he has made numerous contributions to the current economic policy debate, particularly on the issues of economic integration and transition. Mr. Fitoussi has received the Association Français de Sciences Économiques (French Association for Economic Sciences) Award, and the Rossi Award from the Académie des Sciences Morales et Politiques (Academy of Moral and Political Sciences). He has been awarded various honours including the Honorary Deanship of the Faculty of Economics in Strasbourg, Honoris Causa degree at the Buenos Aires University, and in his own country the decorations of officier de l’Ordre National du Mérite (Knight of the National Order of Merit) and officier de la Legion d’Honneur (Knight of the Legion of Honour). He is a Member of various boards of national and international businesses, foundations and organizations (member of the Board of Directors of FNSP, of the Pirelli & C. S.p.A. and of the Supervisory Board of Intesa SanPaolo, member of Executive Committee of the Association Internationale de Sciences Economiques, Chairman of the Commission des Nations-Unies sur la reforme du systeme monetaire financier international).

Gabriele Galateri di Genola:    Gabriele Galateri di Genola was born in Rome in 1947. He was Chairman of Telecom Italia from December 2007 to April 2011. Since April 8, 2011 he has been Chairman of Assicurazioni Generali S.p.A. After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analyses Office before being appointed to manage the International Loans Office. From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy. In 1977, he joined FIAT S.p.A., where he moved from Head of North, Central and South American Operations at the International Finance Office, to Head of International Finance and, ultimately, to Director of Finance. Mr. Galateri di Genola became CEO of Ifil S.p.A. in 1986. In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002. In June 2002, he was appointed CEO of FIAT S.p.A.. He was a Chairman of TIM Brasil Serviços e Participações S.A. from February 2010 to April 2, 2013, Chairman of TIM Participações S.A. from August 2008 to January 2009 and a non-executive Board member of TIM Participações S.A. from January 2009 to April 2, 2013; he is a non-executive Board member of SAIPEM S.p.A., Italmobiliare S.p.A., Azimut-Benetti, Accademia Nazionale Santa Cecilia Foundation and Edenred S.A.. He is also Chairman of the Istituto di Tecnologie and member of the International Advisory Board of the Columbia Business School.

Gaetano Miccichè:    Gaetano Miccichè was born in Palermo in 1950. Mr. Miccichè has been a Director of Telecom Italia since July 24, 2007. He graduated in Law and then obtained a Master in Business Administration with merit at the SDA Bocconi. He began his professional experience in 1971 as Manager for Corporate Clients at Cassa Centrale Risparmio Province Siciliane. In 1989 he was appointed Central Financial Director at Rodriguez S.p.A., world leading company in the high-speed navigation sector. From 1992 to 1995 he was Managing Director and later Liquidating Administrator at Gerolimich—Unione Manifatture, Holding Company with stakes in various industrial sectors. In 1996 he became General Manager of Santavaleria S.p.A., industrial Holding Company in chemical and glass sectors. From 1997 to 2002 he was Chief Executive Officer and General Manager of Olcese S.p.A. Since 2002 he has been in Intesa Sanpaolo S.p.A. as Head of Corporate & Investment Banking Division and has been Chief Executive Officer of Banca IMI. Since 2010 Mr. Miccichè has been General Manager of Intesa San Paolo S.p.A. and since 2013 is a member of Board of Management Intesa San Paolo S.p.A. He is also Member of the Board of Directors of Prada S.p.A. and Pirelli & C. S.p.A. He is member of Supervisory Board of Fondazione Ricerca e Imprenditorialità and member of the Scientific Committee of the Politecnico di Milano.

Item 6. Directors, Senior Management and Employees	Directors

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

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of April 8, 2014 the executive officers of Telecom Italia and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Marco Patuano	49	Chief Executive Officer (1)	2011

Managers:
Simone Battiferri	46	Head of Business	2012
Franco Brescia	52	Head of Public & Regulatory Affairs	2011
Paolo Vantellini	52	Head of Business Support Officer	2013
Antonino Cusimano	49	Head of Legal Affairs	2008
Piergiorgio Peluso	46	Chief Financial Officer and Head of Administration, Finance and Control	2012
Mario Di Loreto	50	Head of People Value	2013
Giuseppe Roberto Opilio	55	Head of Technology	2011
Luca Rossetto	51	Head of Consumer	2011
Alessandro Talotta	47	Head of National Wholesale Services	2011
Rodrigo Modesto de Abreu	44	CEO Tim Participacoes	2013

(1)

Appointed Domestic Managing Director and Chief Operating Officer by the Board of Directors on April 13, 2011. On October 3, 2013 the Telecom Italia Board of Directors appointed Marco Patuano Chief Executive Officer of Telecom Italia.

The following are the selected biographical data of the executive officers, other than Directors (for the biographical data of Mr. Marco Patuano, please see above under “—6.1 Directors”):

Simone Battiferri:    Mr. Battiferri was born in Rome in 1967. Since December 27, 2012 he has been Business Director. From December 30, 2011 to December 26, 2012 he was Head of Top Clients and Public Sector at Telecom Italia. He started with the Telecom Italia Group in 2001 as Head of Marketing in Datacom—eBusiness Solutions Business Unit. At the end of 2001, in the context of the new organisational model involving the merger of the previous Business Units into Telecom Italia Wireline, he became Head of Web Services Marketing, and remained there until April 2004, when he became Head of the Business Opportunity Evaluations Area in the International Business sector. This marked the start of his involvement in the international activities, which last until the beginning of 2010. In April 2006 he became Head of Marketing in Telecom Argentina, occupying this position until April 2007, when he was appointed COO of the Wireline Unit in the same company. In July 2009, after the merging of the Top Clients Unit into the Wireline one, he became COO of the new Wireline & Top Clients Unit. In February 2010 he came back to Italy to be appointed Head of Top Clients at Telecom Italia. Before entering the Telecom Italia Group he spent several years in Etnoteam, where he occupied increasingly important positions and left the company as VP for the Telecommunications & Media Market and Director of Etnoteam Labs. Among his various professional experiences before Etnoteam, in Italy and abroad (mainly in the United States, as well as Germany and the Czech Republic), he conducted research & development activities with the “La Sapienza” University of Rome in the Rome Electrical Machine and Power Electronics Group (REMPEG). Mr. Battiferri is also member of the Board of Directors of Olivetti S.p.A., Telecontact S.p.A., Telecom Italia Digital Solutions S.p.A., Telecom Italia Sparkle S.p.A., Telecom Italia Information Technology S.r.l. and Advanced Caring Center S.r.l.

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

In 2003 he joined Poste Italiane as Head of Local Institutional Affairs.

Item 6. Directors, Senior Management and Employees	Executive Officers

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

Mr. Brescia is also member of the Board of Directors of Olivetti S.p.A., Fondazione Telecom Italia and Treccani S.p.A.

Antonino Cusimano:    Mr. Cusimano was born in Palermo in 1964. Since September 15, 2008 has been Head of Legal Affairs and General Counsel of Telecom Italia, Secretary to the Board of Directors since April 13, 2011. Mr. Cusimano was an associate at Hill Taylor Dickinson, London, prior to joining the Pittsburgh based company, PPG Industries Inc. in 1994. He was appointed General Counsel of PPG Industries Europe in 2000, with responsibility for a wide range of legal and business issues. From 2003 to 2005 he served as General Manager, Environmental, Health and Security Protection of PPG Industries Europe and between May and December 2005, he held the position of Corporate Counsel. Mr. Cusimano joined General Electric, Oil & Gas based in Florence serving as Senior Counsel Global Services and Transactions. During his time at GE, he was a Director and Vice President at Nuovo Pignone Holding S.p.A. and Nuovo Pignone S.p.A.

Rodrigo Modesto de Abreu:    Mr. Abreu was born in São Paulo in 1969. He holds a degree in electrical engineering from the University of Campinas and an MBA from the Stanford Graduate School of Business. With more than 20 years of experience in the Telecommunications and Information Technology, Mr. Abreu worked in various companies in the sector in Brazil and abroad. Mr. Abreu served as strategic consultant at McKinsey & Co in the United States. In Brazil, was named CEO of Promon IP in 2000, later became CEO of Telecom Promon and the following year, CEO Promom Technology. In 2004, he assumed the presidency of Nortel Networks Brazil and his last work experience was as president of Cisco in Brazil, where he served for 7 years. Mr. de Abreu is Diretor Presidente of Tim Celular S.A. and Diretor Presidente and member of the Board of Directors of Tim Participacoes.

Mario Di Loreto:    Mr. Di Loreto was born in Rome in 1963. Since September 1, 2013, he has been Head of People Value at Telecom Italia. The Department was renamed People Value on December 19, 2013. After a first degree in Philosophy and a doctorate in the Philosophy of Science, Di Loreto embarked on an academic career. He then became a Human Resources Manager, joining Air One in the start-up phase, in 1995, contributing to the growth of its workforce to approximately 2000 employees. In 1998 he moved to the Human Resource Management and Development at Alitalia Team, participating in the creation and development of two low cost carriers, Alitalia Team and Alitalia Express. In 1999 he was engaged by Starwood Hotels & Resources Inc., a listed U.S. group operating in the medium-high range hotel sector, which in Italy owns the Ciga hotels, several businesses on the Costa Smeralda (hotels, golf courses, ports, shipyards), the Sheraton hotels and, since 2006, the Méridien hotels. Mr. Di Loreto stayed with this Group until 2008, working in increasingly senior roles: Human Resources Manager for Costa Smeralda Italia (where he structured and modernised the diversified businesses owned by the group in the Sardinian market); Human Resources Manager, Italy until 2002; Human Resources Manager, Italy, Malta and the Balkans (contributing to the successful repositioning of the group on the domestic market during the complex and difficult period following September 11) until 2003. In this period, he was also appointed Vice Chairman of AICA (Associazione Italiana delle Catene Alberghiere—the Italian Association of Hotel Chains), part of Confindustria (the main organisation representing Italian manufacturing and services companies), which represents 1,800 hotels employing 35,000 people, responsible for Industrial Relations. He then became Human Resources Director, Mediterranean Region, based in Belgium until 2008. In addition, from 2005 to 2007, he was part of Next Generation, a global innovation team composed of 40 managers, which worked with CEO Starwood at the U.S. headquarters of the corporation to define the evolution of the Group’s organisational and business models. In 2008, Mr. Di Loreto joined Barilla, as Human Resources Director for the Group (15,000 employees in 17 countries and three regional divisions: Europe, the Americas and Asia Pacific). In this role, which he held until the end of 2012, he also participated in the international re-organisation of the subsidiary companies to achieve cultural and business integration in line with the medium term strategies of the organisation. Mr. Di Loreto is also a member of the Board of Directors of Telecontact S.p.A. and Telecom Italia Information Technology S.r.l.

Item 6. Directors, Senior Management and Employees	Executive Officers

Piergiorgio Peluso:    Mr. Peluso was born in Rome in 1968. Since September 26, 2012 he has been Head of Administration, Finance and Control at Telecom Italia. After graduating in “Economic and Social Sciences” from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, from 1992 to 1994 he held the position of experienced accountant at Arthur Andersen & Co.. Following a period at Mediobanca as Senior Financial Analyst (1994-1998) and with Credit Suisse First Boston as Vice President of Financial Institutions Group (1998-2000) and Mergers & Acquisitions Group (2000-2001), in 2002 he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A.. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A.. In 2009 he was appointed CEO of UniCredit Corporate Banking S.p.A.. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012 he was Managing Director of Fondiaria SAI S.p.A.. He is a non-executive member of the Board of Directors of TIM Participações S.A., Telecom Italia Media S.p.A., Telecom Argentina S.A. and Fondazione Telecom Italia.

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

Luca Rossetto:    Mr. Rossetto was born in Biella in 1962. Since April 15, 2011 he has been Consumer Director at Telecom Italia. His professional career began in Tekfen Group in 1985. From 1987 to 1992 he was Senior Expert in Andersen. From 1993 to 1998 he was in Boston Consulting Group, first as a Consultant and later as a Project Manager. In 1998 he joined Autogrill S.p.A., where he first held the position of Sales and Logistic Director, then became General Manager in 2000. From 2002 to January 2005 he was in Vodafone as Chief Operating Officer and member of the Board of Directors. In 2005 he was appointed Chief Executive Officer in La Rinascente/UPIM S.p.A., a position he maintained until 2009. From 2009 to April 2011 he worked as a Consultant. Mr. Rossetto is also member of the Board of Directors of Telecontact S.p.A. and Advanced Caring Center S.r.l.; he is Chairman of 4G Retail S.r.l. and of TLC Commercial Services S.r.l.

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

Item 6. Directors, Senior Management and Employees	Executive Officers

Paolo Vantellini:    Mr. Vantellini was born in Varedo (MB) in 1961. Since December 18, 2012, he has been the Head of the Business Support Office department of Telecom Italia, ensuring coordination of the processes of supply chain, property asset development and management, energy procurement requirements optimisation and management, quality and customer satisfaction and compliance of Domestic activities. After graduating in Business Economics with a major in Corporate Finance from Luigi Bocconi Business University in Milan, in 1984, he started working as a lecturer for the Corporate Finance Unit at SDA Bocconi School of Management. In 1990 he was appointed Lecturer in Corporate Finance on the MBA course at SDA Bocconi and Contract Professor in Industrial Company Economics at Bocconi University. Until 2010 he continued as a contract professor in Economics and Business Management, then in Corporate Finance and finally in Business Financial Policy—Master of Science course. At the same time he worked as a business consultant in Corporate Finance, company valuation and corporate governance. During the period 1997-2012 he became Member of the Boards of Directors and of Statutory Auditors at various companies including Director of Banco Ambrosiano Veneto S.p.A. from 1997 to 2000, Director of Lavorwash S.p.A. (from 2002 to 2004), a listed company, Director of Esprinet S.p.A. (from 2001 to 2009), a listed company, at which he was a member of the Committee for Internal Control and the Strategies and Investments Committee, Director of BNP Paribas Personal Finance S.p.A., BNL group, Chairman of the Board of Statutory Auditors of Investindustrial Advisors S.p.A., Member of the Board of Auditors of FOMAS HOP S.p.A., Chairman of the Board of Statutory Auditors of Nomura SIM S.p.A., Member of the Board of Auditors of ATEL Impianti S.p.A., Chairman of the Board of Directors of SIRTI S.p.A. in 2011-2012 and Chairman of the Board of Directors of several Intesa Group vehicle companies. Mr. Vantellini is also member of the Board of Directors of Olivetti S.p.A. and of Telecom Italia Information Technology; he is Chairman of Olivetti Multi Services S.p.A. and of Telenergia S.r.l.

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

On May 15, 2012 the Shareholders Meeting appointed the present Board of Statutory Auditors, that will remain in office until approval of the 2014 annual financial statements.

The following table lists the members of the Telecom Italia Board of Statutory Auditors as of April 8, 2014.

Name	Position	Appointed
Enrico Maria Bignami(1)	Chairman	2012
Gianluca Ponzellini	Acting Auditor	2012
Roberto Capone(1)	Acting Auditor	2012
Salvatore Spiniello	Acting Auditor	2012
Ferdinando Superti Furga	Acting Auditor	2012
Franco Patti(1)	Alternate Auditor	2012
Vittorio Giacomo Mariani	Alternate Auditor	2012
Fabrizio Riccardo Di Giusto	Alternate Auditor	2013
Ugo Rock	Alternate Auditor	2012

(1)	Elected by minority shareholders.

The positions held by the members of the Board of Statutory Auditors in other listed companies are shown below:

Enrico Maria Bignami	Director of Biancamano S.p.A.
Gianluca Ponzellini	Chairman of the Board of Auditors of De Longhi S.p.A.
Salvatore Spiniello	Member of the Board of Auditors of Telecom Italia Media S.p.A.
Ferdinando Superti Furga	Chairman of the Board of Auditors of Arnoldo Mondadori S.p.A. and Saras S.p.A.

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

Italian audit principles require that, in case of corporate groups, the audit firm of the parent company should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation on the financial statements in their entirety. In addition, the Guidelines for the Appointment of external Auditors (the “Group Procedure”), issued by Telecom Italia in March 2010 in view of the engagement of PricewaterhouseCoopers S.p.A. for the 2010-2018 period, provides that the auditor of Telecom Italia is the principal auditor of the entire group headed by Telecom Italia and consequently is the auditor to be preferred in the conferral of appointments by subsidiaries for mandatory auditing.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The number of Group employees at December 31, 2013 and 2012 was the following:

	As of December 31,
	2013	2012	Changes
	(units)
Employees—Italy	53,152	54,380	(1,228)
Employees—Foreign	12,467	28,761	(16,294)

Total Employees at payroll	65,619	83,141	(17,522)
Employees with temporary work contracts	4	43	(39)
Employees allocated to non-current assets held for sale	16,575	—	16,575

Total Employees	82,198	83,184	(986)

The reduction in workforce (a decrease of 17,522 units as of December 31, 2013 compared to December 31, 2012) is the result of the following events that occurred in 2013:

•	the inclusion under Discontinued operations/Non-current assets held for sale of the Sofora—Telecom Argentina group (16,800 units as of December 31, 2012 and 3 employees with temporary work contracts);

•	the exclusion of La7 S.r.l. and of the MTV group from the scope of consolidation (543 units);

•	the exclusion of a business branch of Olivetti I-Jet from the scope of consolidation (35 units);

•	the net workforce turnover decrease by 144 units. The workforce turnover is detailed below by individual Business Unit:

	Hirings	Terminations	Changes
	(units)
Domestic	564	1,093	(529)
Brazil	4,877	4,359	518
Media, Olivetti, Other Operations	14	147	(133)

Turn over	5,455	5,599	(144)

Telecom Italia S.p.A.

	As of December 31,
	2013	2012	Changes
	(units)
Personnel on payroll	44,386	44,606	(220)

Tim Brasil group

	As of December 31,
	2013	2012	Changes
	(units)
Tim Brasil group—Total	12,140	11,622	518

6.5.2    INDUSTRIAL RELATIONS

Telecom Italia

In February and March 2013, Telecom Italia provided the trade unions with an overview of the macroeconomic context, which is particularly critical for the entire telecommunication sector, and the respective market environment, characterized by strong competitive pressure. The meetings addressed the development prospects for the various businesses, the organizational considerations and the impact on employment levels.

Item 6. Directors, Senior Management and Employees	Employees

In this context, the Company and the trade unions held discussions to find solutions aimed at achieving the shared goal of safeguarding employment levels by restoring efficiency and productivity, particularly in access network operations and customer care services.

The discussion ended positively with specific agreements being signed on March 27 and 28, 2013, which agreements identified a well-defined set of actions aimed at supporting employability and in particular at promoting internalization processes. The agreements also provided for the use of the most socially sustainable safety nets for redundancy; above all, defensive solidarity contracts and voluntary collective mobility. For employees who already meet the requirements for access to social security payments, an agreement was reached to grant such category of employees an entitlement to collective mobility.

At the same meeting, an agreement was signed between the Company and the trade unions regarding the Performance Bonus, running from January 1, 2013 to December 31, 2015, which provides for the variable elements of the remuneration that do not vest in the employee to be correlated to results achieved, which are assessed on the basis of profitability, revenue performance and quality of service.

Pursuant to current legislation regarding Company transfers, Telecom Italia S.p.A. and Telecom Italia Sparkle S.p.A. implemented the procedure with the trade unions involved with regard to Telecom Italia Sparkle’s intention to transfer its Network Operations business unit to Telecom Italia S.p.A., through a partial spin-off, as of September 1, 2013. Employment contracts will be transferred without interruption from Telecom Italia Sparkle S.p.A. to Telecom Italia S.p.A.

The operation will allow the organizational structures dedicated to planning activities, processes and skills to be made more efficient.

Specific agreements were signed in June 2013, as part of the discussions held between the Company and the trade unions to help find agreed solutions on how to introduce new work shifts for employees working in the Consumer Mobile and Business Credit Customer Operations, in the context of Customer Care Services.

These agreements, which will contribute to further improving oversight of the service and meeting the requirements of the relevant customers, will also allow employees to achieve a better work-life balance.

The Company signed a memorandum of understanding with the trade unions pursuant to which staff were awarded one day of paid leave for each public holiday that fell on a Sunday in 2013, as listed in the agreement, instead of the financial and legal arrangement for which their contract provides. This award was also granted, through agreements with the trade unions, to the employees of other Group companies (Telecontact, HRS, TI Information Technology, TI Digital Solutions, IT Telecom).

In line with the agreements reached on March 27, 2013, a further year’s extension was signed in July 2013 with the trade unions of the defensive solidarity contract for personnel operating in Directory Assistance offices in southern Italy.

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

According to the resolution adopted by the Board on May 5, 2011, as subsequently amended, the above mentioned overall amount was distributed as follows (gross amounts on a yearly basis):

•	110,000 euros to be paid to each director in office;

•	an additional 35,000 euros to be paid to each member of the Executive Committee;

•	an additional 45,000 euros to be paid to each member of the Control and Risk Committee;

•	an additional 20,000 euros to be paid to each member of the Nomination and Remuneration Committee;

•

an additional 45,000 euros to be paid to the then Deputy Chairman (Aldo Minucci). As a result of his appointment as Chairman of the Board of Directors on March 6, 2014, Mr Minucci’s fee did not change;

•	an additional 45,000 euros to be paid to the Director Galateri, who has been assigned the role of link between the Board and the control functions which report directly to the Board.

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2013 to the members of the Board of Directors of Telecom Italia was 6.8 million euros.

Following the renewal of the Board of Directors (Shareholders’ Meeting of April 12, 2011) the remuneration package of the Executive Chairman (Mr. Bernabè, who was not an employee of the Company), for the three years of his appointment to the board, was agreed by contract as follows:

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

•

2,253,702 ordinary shares (150% of the fixed annual remuneration expressed in shares, valued according to the average of official prices of Telecom Italia ordinary shares between June 7, and July 6, 2011);

•

benefits similar to those granted to Group executives (company car, medical and accident insurance, complementary healthcare, complementary welfare) enjoyed free of any direct or indirect charges, with a corresponding increase in the remuneration for the position of Executive Chairman by the amount required to pay the tax applicable to taxed benefits. With specific reference to complementary welfare, provision was made for the Company to make an annual net payment to the Company complementary welfare fund amounting to (i) 10% of his fixed remuneration and (ii) 10% of the annual bonus applicable for achievement of the target results.

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

On October 3, 2013, following his resignation, the Board of Directors passed a resolution on the compensation to be awarded Mr Bernabé in line with the provisions of the contract which he had signed with the Company on May 20, 2011. The Company therefore allocated Mr Bernabé (i) the remuneration to which he would have been entitled until the natural expiration of his term of office (fixed compensation, including the variable component, valued as the average of the disbursements already made); and (ii) the continuation of some of his benefits for a certain period of time, bearing all the related costs.

In addition, pursuant to the right established by the above-mentioned contract, the Company entered into a non-competition agreement, with a duration of 12 months, in return for a total gross compensation of 2.43 million euros, plus payment of the complementary welfare fund for the corresponding sum and a further amount as necessary to cover the taxes applicable to this benefit, making an additional sum payable by the Company of 0.45 million euros. Half of the aforementioned amounts were settled in 2013, the second will be settled not later than May 31, 2014.

Following Mr Bernabé‘s resignation, his rights to participate in the 2011 Long Term Incentive Plan expired, under the terms of the relevant regulations.

The remuneration package of the Chief Executive Officer of the Company (Mr. Patuano, who is an employee of Telecom Italia) has been agreed by contract as follows, subject to waiver of the remuneration due for the position of Director and member of the Executive Committee:

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

•	one-off participation in the Long Term Incentive Plan 2011, with pay opportunity at target corresponding to 300% of his fixed annual remuneration, consisting of:

•	a cash bonus of 1.5 million euros (150% of the fixed annual remuneration) and

•

1,609,787 ordinary shares (150% of the fixed annual remuneration expressed in shares, valued according to the average of official prices Telecom Italia ordinary shares between June 7 and July 6, 2011);

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

The performance target set forth as a condition for the payment of the short-term variable component of Mr. Patuano’s compensation for the year 2013 (which was Telecom Italia Group consolidated net income as per the Company’s budget) was not reached. Nevertheless the Board of Directors,

•	taking note of the level of achievement of the remaining performance indicators for the year 2013;

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

•	having obtained the opinion of the Board of Statutory Auditors,

resolved upon the discretionary award to the Chief Executive Officer of a one-off bonus in the sum of 400,000 euros gross, in recognition of the results achieved in the year 2013 and the role of Chief Executive Officer which he assumed starting from the month of October.

The long-term variable compensation relating to the 2011 – 2013 incentive period was not paid, because of the failure to achieve the relative TSR and Cumulated Free Cash Flow objectives specified.

***

The following table lists the Directors who served during 2013 and their respective compensation as of December 31, 2013, according to the disclosure format set forth by Consob, the Italian market regulator (Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions):

Name and surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non- monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing
				(thousands of euros)
Franco Bernabè(1)	Executive Chairman and CEO	1/1 – 10/3/2013	12/31/2013	1,390	27			1,203		2,620		5,638
Marco Emilio Angelo Patuano(2)	Chief Executive Officer	1/1 – 12/31/2013	12/31/2013	1,005		2		35		1,042
Aldo Minucci(3)	Deputy Chairman Director	1/1 – 12/31/2013	12/31/2013	155	35					190
Cesar Izuel Alierta(4)	Director	1/1 – 12/13/2013	12/31/2013	110						110
Tarak Ben Ammar(5)	Director	1/1 – 12/31/2013	12/31/2013	110						110
Lucia Calvosa(6)	Director	1/1 – 12/31/2013	12/31/2013	110	45					155
Elio Catania(7)	Director	1/1 – 09/13/2013	12/31/2013	77	71					148
Massimo Egidi(8)	Director	1/1 – 12/31/2013	12/31/2013	110	20					130
Jean Paul Fitoussi(9)	Director	1/1 – 12/31/2013	12/31/2013	110	65					175
Gabriele Galateri di Genola	Director	1/1 – 12/31/2013	12/31/2013							—
(I) Remuneration in the company that draws up the financial statements(10)				155	20					175
(II) Remuneration from subsidiaries and associates(11)				16						16

(III) Total				171	20					191
Julio Linares Lopez(12)	Director	1/1 – 12/13/2013	12/31/2013	105	33					138
Gaetano Miccichè(13)	Director	1/1 – 12/31/2013	12/31/2013	110						110
Renato Pagliaro(14)	Director	1/1 – 12/31/2013	12/31/2013	110	35					145
Angelo Provasoli(15)	Director	10/3 – 12/20/2013	12/20/2013	24	1					25
Mauro Sentinelli(16)	Director	1/1 – 12/31/2013	12/31/2013	110	80					190
Luigi Zingales(17)	Director	1/1 – 12/31/2013	12/31/2013	110	45					155
Andrea Mangoni	South America General Manager	1/1 – 4/30/2013	4/30/2013
(I) Remuneration in the company that draws up the financial statements(18)				686		275		15		976		2,840
(II) Remuneration from subsidiaries and associates(19)				159						159

(III) Total				845		275		15		1,135		2,840

(I) Total remuneration in the company that draws up the financial statements				4,563	476	277	—	1,253	—	6,569	—	8,478
(II) Total remuneration from subsidiaries and associates				175	—	—	—	—	—	175	—	—

(III) Total				4,738	476	277	—	1,253	—	6,744	—	8,478

(1)

The fixed remuneration includes the remuneration pursuant to article 2389, paragraph 3, of the Italian Civil Code (1,063,000 euros) and paragraph 1 of the Italian Civil Code (84,000 euros) including other remuneration offsetting the tax burdens applicable to taxed benefits

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(243,000 euros). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee. The non-monetary benefits relates to the period in which the position was held (January/September 2013: 292,000 euros) and benefits granted on the occasion of the early termination of his working relationship as a Director (911,000 euros). The compensation for loss of office or termination of employment includes the amount determined by way of flat fee for termination under article 1373, subsection III and article 2383 of the Italian Civil Code (3,001,000 euros) and the fee for the non-competition obligation (2,637,000 euros).

(2)

The fixed remuneration includes the remuneration for work as employee (1,000,000 euros) and travel expenses (5,000 euros). Bonuses and other incentives refers to the employment relationship (taxable reimbursements 2,000 euros).

(3)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code) 110,000 euros and as Vice Chairman 45,000 euros. The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee.

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

(6)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Control and Risk Committee.

(7)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee 25,000 euros, the Nomination and Remuneration Committee 14,000 euros and of the Control and Risk Committee 32,000 euros.

(8)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Nomination and Remuneration Committee.

(9)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Control and Risk Committee 45,000 euros and Nomination and Remuneration Committee 20,000 euros.

(10)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code) 110,000 euros and as link between the Board of Directors and the corporate control departments which report hierarchically to the Board 45,000 euros. The remuneration for involvement in committees refers to the remuneration received as member of the Nomination and Remuneration Committee.

(11)

This amount refers to the remuneration received as member of the Board of Directors in TIM Participações 42,933.33 R$ for the period 1/1 – 4/2/2013 converted into euros at the average exchange rate for 2013 at 3/31/2013 (Real/€ 2.63739).

(12)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee. This remuneration is not received by the person concerned but paid to Telefonica S.A.

(13)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). This remuneration is not received by the person concerned but paid to Intesa Sanpaolo S.p.A.

(14)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee. This remuneration is not received by the person concerned but paid to Mediobanca S.p.A.

(15)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Nomination and Remuneration Committee for the period 12/6/2013 – 12/20/2013.

(16)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Executive Committee 35,000 euros and of the Control and Risk Committee 45,000 euros. This remuneration is not received by the person concerned but paid to Ecotel International S.r.l.

(17)

The fixed remuneration refers to the remuneration received as member of the Board of Directors (pursuant to article 2389, subsection 1, of the Italian Civil Code). The remuneration for involvement in committees refers to the remuneration received as member of the Control and Risk Committee.

(18)

Fixed compensation in the company includes the remuneration for work as employee (611,000 euros) and travel expenses (75,000 euros). Bonuses and other incentives includes the variable compensation relating to the financial year (150,000 euros) related with the period for which the position was held and the flat “bonus” for managerial services in South America (125,000 euros). Compensation for loss of office or termination of employment includes: (i) an amount by way of resignation incentive (1,640,000 euros), (ii) an amount by way of general novation settlement (200,000 euros), (iii) a “bonus” in recognition of the contribution made to the turnaround in the group’s companies in South America (1,000,000 euros).

(19)

Fixed compensation from subsidiaries refers to the compensation received for the appointment in TIM Participações converted into euros at the average exchange rate for 2013 at 03/31/2013 (Real/€2.63739).

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors.

The following table has been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions.

			Options held at the beginning of the financial year			Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year	Options for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(14)	(15)	(16)
Name and Surname	Position	Plan and respective resolution	Number of options	Exercise price	Possible exercise period (from–to)	Number of options	Exercise price	Possible exercise period (from–to)	Fair value on assignment date	Date of assignment	Market price of underlying options on assignment of options	Number of options	Exercise price	Market price of underlying shares on exercise date	Number of options	(15)= (2)+(5)- (11)-(14)	Fair value
Gabriele Galateri	Director(*)	TOP 2008 4/15/2008	2,250,000	1.95	04/15/2011 04/15/2014											2,250,000

Franco Bernabè	Chairman	TOP 2008 4/15/2008	6,300,000	1.95	04/15/2011 04/15/2014											6,300,000

(I) Remuneration in the company that draws up the financial statements			8,550,000													8,550,000
(II) Remuneration from subsidiaries and associates

(III) Total			8,550,000													8,550,000

(*)	The 2008 TOP Plan was assigned at the time when Mr. Galateri was Chairman of the Board of Directors.

For further details, please see “Note—Equity compensation plans” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

6.6.2    Compensation of Executive Officers

The total compensation due by the Company or by any of the Company’s subsidiaries in 2013 to the Company’s executive officers (including the Chief Executive Officer and excluding the short-term variable component of remuneration of Tim Brasil CEO, to be assessed as yet by the corporate bodies of the TIM Participações) was 23.9 million euros.

There is no generalized standard practice regarding severance pay for key managers with strategic responsibilities. However, the general policy established since 2008 is the following:

•

at the time of appointment to an executive position, an executive who already has an employment contract with the Group will be subject to the provisions of the collective labor agreement for company executives;

•	at the time of engagement of an executive from outside the company, any severance clauses will not normally exceed the maximum amount payable under the collective labor agreement for executives;

•	in the event of specific executive staff redundancy campaigns, more generous payments may be made than are required by the collective labor agreement.

There are no general non-competition policies for key managers with strategic responsibilities. For a small number of key managers with strategic responsibilities there is still a duty not to compete with group companies under agreements signed prior to 2008, for which the respective consideration has already been paid.

The specific provisions applicable to the current Chief Executive Officer, who is an employee of the Company, are described under 6.6.1 “Compensation of Directors”.

Applicable Italian law requires disclosure of individual compensation in the form of stock options for General Managers and, in the aggregate and divided by plan, the stock options granted by Telecom Italia S.p.A. to Executive Officers.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The following table has been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions.

			Financial instruments assigned in previous financial years not vested during the financial year		Financial instruments assigned during the financial year					Financial instruments vested during the financial year and not assigned	Financial instruments vested during the financial year and assigned		Financial instruments for the year
A	B	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)
Name and Surname	Position	Plan and respective resolution	Number and type of financial instruments	Vesting Period	Number and type of financial instruments	Fair value on assignment date	Vesting Period	Date of assignment	Market price on assignment	Number and type of financial instruments	Number and type of financial instruments	Value on assignment date	Fair value
Franco Bernabè	Chairman	LTI 2011	(1)
		07/07/2011
Marco Patuano	CEO	LTI 2011 07/07/2011	(2)	April 2011 / March 2014

(I) Remuneration in the company that draws up the financial statements
(II) Remuneration from subsidiaries and associates

(III) Total

(1)	The rights to participate in the 2011 Long Term Plan (equal to 3,380,533) expired when the resignation came into effect, in application of the relevant regulations.

(2)	The rights to participate in the 2011 Long Term Plan (equal to 2,414,681) expired following failure to achieve the objectives.

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

The Shareholders Meeting to be held on April 16, 2014 will vote upon the proposal to supplement the remuneration of the Board of Auditors awarding them, in addition to the aforementioned remuneration, an individual attendance fee (the same sum for the Chairman of the Board of Statutory Auditors and the remaining Auditors), granted at the end of the year, of 500 euros gross for each meeting which each of them has attended over 24 meetings per calendar year, starting from January 1, 2014 and with payment, in the event of a period of office of less than an entire calendar year, of the same amount for each meeting that they have attended over the product of the multiplication by 2 of the total number of complete calendar months in which they were in office.

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2013 to the members of the Board of Auditors was approximately 550 thousand euros.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The following table sets forth the members of the Board of Auditors in office during 2013 and the compensation received by the Board of Auditors for services rendered during the year ended December 31, 2013:

Individuals	Description of the position			Compensation
Name	Position held	Period during which position was held	Office expiry	Compensation base	Non cash benefits	Bonuses and other incentives	Other Compensations	Total
				(thousand of euros)
Enrico Maria BIGNAMI	Chairman	1/1-12/31/2013	12/31/2014	135	—	—	—	135
Roberto CAPONE	Acting Auditor	1/1-12/31/2013	12/31/2014	95	—	—	—	95
Gianluca PONZELLINI	Acting Auditor	1/1-12/31/2013	12/31/2014	95	—	—	—	95
Salvatore SPINIELLO	Acting Auditor	1/1-12/31/2013	12/31/2014
(I) Remuneration in the company that draws up the financial statements				95	—	—	—	95
(II) Remuneration from subsidiaries and associates(1)				26				26

(III) Total				121				121
Ferdinando SUPERTI FURGA	Acting Auditor	1/1-12/31/2013	12/31/2014	95	—	—	—	95

(I) Remuneration in the company that draws up the financial statements				515	—	—	—	515
(II) Remuneration from subsidiaries and associates				26	—	—	—	26

(III) Total				541				541

(1)

This amount refers to the remuneration received for the office of Chairman of the Board of Statutory Auditors for the period 1/1 – 4/5/2013 (11,000 euros) and for the office of member of the Board of Statutory Auditors for the period 4/6 – 12/31/2013 (15,000 euros) of the listed subsidiary Telecom Italia Media S.p.A.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At December 31, 2013, the outstanding stock option plans related to options which give the right to subscribe for new Telecom Italia Ordinary Shares and new Tim Participações ordinary shares. In addition, at December 31, 2013 other Telecom Italia S.p.A. equity compensation plans were outstanding.

Telecom Italia equity-based plans

As of April 8, 2014, the vesting period of the 2012 Long Term Incentive Plan is pending.

The objective of the plan (that was approved by Telecom Italia Shareholders’ Meeting held on May 15, 2012) was to reinforce the connection between management’s compensation and the Company’s performance:

•	cumulated Free Cash Flow as defined in the business plan 2012-2014 (absolute performance: 35% weighted); and

•	Total Shareholder Return compared to a group of peers (relative performance: 65% weighted).

The plan granted:

•

to selected management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia Ordinary Shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

•	to top management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia Ordinary Shares after two years.

On December 31, 2013 the three-year performance period of the 2011 Long Term Incentive Plan (that had been approved by Telecom Italia Shareholders’ Meeting held on April 12, 2011 and covered executive directors, top management and selected managers) expired. The Board of Directors on March 6, 2014 acknowledged that the performance criteria (both relative and absolute) had not been met, so that no payment was granted to the beneficiaries of the Plan.

The Shareholders’ Meeting on April 17, 2013 approved an Employee Share Ownership Plan. The scheme made available a total of 54,000,000 ordinary shares at a 10% discount off the market price, and in any case not below par value (as a result of the par value cancellation: not below 0.55 euro per share), in possible installments. Individuals who hold shares for one year, and providing they remain employees, will be granted one free bonus share for every three shares purchased. To service the plan, the Board of Directors was granted powers to increase share capital by a maximum €39,600,000, part paid and part without charge, via the assignment of profits or profit reserves.

The Board of Directors on March 6, 2014 exercised such powers and resolved to increase share capital and offer to the employees of Telecom Italia and its Italian subsidiaries a total of 54,000,000 ordinary shares at a 10% discount off the market price at the time of the offer, granting all necessary implementing powers to the Chief Executive Officer. As at April 8, 2014 such powers have not been exercised yet.

The Board of Directors on March 6, 2014 submitted for approval to the Shareholders Meeting on April 16, 2014 a stock option plan to be known as the 2014-2016 Stock Options Plan, covering executive directors, top management and selected managers. The scheme provides for the allocation of options to subscribe (or purchase) a maximum amount of 196,000,000 ordinary shares of the Company at a strike price to be established by the Board of Directors, in line with the market price of the share at the time of allocation of the options. The options cannot be exercised before the expiry of a three year vesting period, and become exercisable only if certain performance conditions are satisfied.

Tim Participações stock option plans

On July 21, 2013, the shareholders’ meeting of Tim Participações S.A. approved the third granting of stock options for managers in key positions in the company and its subsidiaries.

The plan granted the right to purchase a total of 3,072,418 shares. As of December 31, 2013, there were no options that could have already been exercised.

With the reference to the 2011 and 2012 plans, as of December 31, 2013, none of the plan beneficiaries had exercised the options to purchase during the period established.

For further details, see “Note — Equity compensation plans” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2013, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

			As of December 31, 2013
Major Shareholders	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.39
Findim Group S.A .	(direct	)	671,431,444	5.00

BlackRock Inc. notified an indirect holding as of December 13, 2013, as an asset management company, of a total number of 1,045,047,007 Ordinary Shares, which at December 31, 2013 was equal to 7.79% of Telecom Italia’s Ordinary Shares.

At December 31, 2013, Telecom Italia held 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

As of April 8, 2014, the above mentioned position is the following:

			As of April 8, 2014
	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.39
Findim Group S.A	(direct	)	671,431,444	5.00
Norges Bank	(direct	)	273,850,730	2.04

BlackRock Inc. also notified an indirect holding as of March 12, 2014, as an asset management company, of a total number of 645,770,181 Ordinary Shares, which at April 8, 2014 was equal to 4.81% of Telecom Italia’s Ordinary Shares.

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

Telecom Italia’s main shareholder is Telco S.p.A. (Telco), whose capital with voting rights at December 31, 2013 was broken down as follows: Intesa Sanpaolo S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), companies belonging to the Generali Group (30.58%) and Telefónica S.A. (46.18%).

The shareholders of Telco are part of a shareholders’ agreement dating back to April 28, 2007. On February 29, 2012 the shareholders of Telco cancelled, by mutual consent, the agreement signed in 2007, as subsequently amended, signing a new agreement on the same terms and conditions as the previous one, with a duration until February 28, 2015. On September 24, 2013, Telefónica subscribed new non-voting shares of Telco for approximately 324 million euros, bringing its stake in the capital of Telco to 66%; on the same date, the parties amended some matters agreed in the shareholders’ agreement.

In relation to this, the agreement presently includes an undertaking by Telefónica to subscribe a further increase in capital—again with the issue of non-voting shares—for a total of approximately 117 million euros, which would

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

increase its stake in the capital of Telco from 66% to 70%. Furthermore, from January 1, 2014 Telefónica is entitled to exchange the shares subscribed with the aforementioned increases in capital into voting shares, also in several tranches until it achieves a maximum stake of 64.9% of the total voting capital of Telco. From the same date, Telefónica is entitled to purchase for cash all the shares of the other Telco shareholders, in accordance with predetermined windows of time, coordinated with the time periods within which the Telco shareholders may exercise their non-proportional demerger options, between June 15 and June 30, 2014 and February 1 and February 15, 2015. The second increase in capital, the conversion right and the purchase right are dependent on obtaining all necessary antitrust and communications authorizations (including, where necessary, those of the authorities in Brazil and Argentina).

The agreement identifies, among other things, the criteria for the composition of the slate of candidates for the Board of Directors of Telecom Italia to be submitted to the Shareholders’ Meeting, providing that the board of directors of Telco approve a slate for the appointment of directors to the board of Telecom Italia according to the criteria indicated below:

•

so long as Telefónica holds more than 30% but less than 50% of the voting shares in Telco, Telefónica will be entitled to designate 2 directors of Telecom Italia to be included in the slate; conversely, so long as the other shareholders of Telco hold over 50% of the voting capital of Telco, they shall have the right to designate the other candidates on the slate, three of whom unanimously and the others based on a proportionality principle;

•

after the exchange of Telefónica’s non-voting shares into voting ones takes place, and provided that Telefónica holds more than 50% of the voting shares in Telco: (i) the other shareholders will be entitled to designate the first two members on the slate, unanimously, and half of the remaining candidates (net of the directors to be reserved to the minority shareholders) in proportion to their respective shareholdings in Telco; (ii) Telefónica will be entitled to designate all the remaining candidates (net of the directors to be reserved to the minority shareholders) to be listed on the Telco slate. The parties have agreed, provided that the Board of Directors of Telecom Italia is composed of no fewer than 13 directors, that Telefónica shall be entitled to designate at least four Directors. To this end, they will ensure that Telco votes against any proposal to Telecom Italia Shareholders’ Meeting to reduce the number of directors of Telecom Italia to less than 13.

The 2012 Amended Shareholders Agreement provides that the Telecom Italia Group and the Telefónica Group are managed autonomously and independently. In particular, the Board members designated by Telefónica to serve in Telco and Telecom Italia are instructed by Telefónica not to attend or vote in board meetings (nor will Telefónica itself exercise its right to vote in the Telco shareholders’ meetings) that examine and propose resolutions regarding the policies, management and operations of companies directly or indirectly controlled by Telecom Italia and that provide their services in countries where legal or regulatory restrictions or limitations concerning the exercise of voting rights by Telefónica are in force. In addition, specific provisions and prohibitions regarding Brazil and Argentina were altered to take account (i) of the prescriptions imposed by the Brazilian telecommunications authority (Anatel) through “Ato” no. 68.276 of October 31, 2007, and the “Termo de Compromisso de Desempenho” signed before the Brazilian antitrust authority (CADE) on April 28, 2010 by the Telco shareholders and, as intervening party, by TIM Brasil Serviços e Participações S.A., as well as (ii) of the “Compromiso” signed before the Comisión Nacional de Defensa de Competencia of Argentina (CNDC) on October 6, 2010 by the contracting parties, by Telco and—as intervening parties in order to execute the obligations assumed—by Telecom Italia, Telecom Italia International N.V., Sofora Telecomunicaciones SA, Nortel Inversora SA, Telecom Argentina SA, Telecom Personal SA, Telefónica de Argentina SA, and Telefónica Moviles SA.

Following the decision adopted by CADE on December 4, 2013 (by which the Brazilian antitrust authority made its approval of the concentration of the control of Brazilian operator Vivo in Telefónica, which occurred in 2010 by means of the acquisition of the share previously held by fellow shareholder Portugal Telecom, dependant on “the extinction of the Telefónica direct or indirect stake in TIM Brasil or the entry of a new shareholder in Vivo, with experience of the sector and without other holdings in another Brazilian telecommunications operator”), Directors César Alierta Izuel and Julio Linares López (designated by Telefónica) resigned on December 13, 2013 and Telefónica unilaterally announced, in a press release, that, while not renouncing any of the rights granted to it in the agreement, it would not, “for the time being”, exercise its right to appoint or designate two Directors to the Board of Directors of the Company.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

An option to purchase the Telco shares of the Company is in force between Telco and Telefónica, and hence, in the case of dissent by Telefónica from the decision by the Telco Board of Directors to transfer or set up encumbrances on the Telecom Italia shares in its portfolio, Telefónica could alternatively purchase the Telecom Italia shares from Telco at the same price and under the same conditions offered by a third party proposing to buy them, or require the de-merger of Telco.

Pursuant to the agreement, the Board of Directors of Telco is expected to resolve with a qualified majority of directors on the determinations on the vote to be expressed in the extraordinary meeting of the shareholders of Telecom Italia called to approve transactions of an extraordinary nature (including, but not limited to, resolutions with an impact on the share capital of Telecom Italia, such as increases or decreases, mergers or de-mergers, excepting, however, resolutions pursuant to articles 2446-2447 of the Italian Civil Code or other resolutions required to comply with the applicable law). If a qualified quorum is not achieved, resolutions may be made by simple majority, without prejudice to the right of dissenting shareholders to request the demerger of Telco.

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2013 or a part of that year, have held the post of director in Telecom Italia S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2012 (or at the date of appointment)	Number of shares purchased in 2013	Number of shares sold in 2013	Number of shares held at the end of 2013 (or as of the date on which individual left post, if before)
Franco BERNABÈ(1)(2)	Telecom Italia S.p.A.	Ordinary	468,000	—	—	468,000
		Savings	480,000	—	—	480,000
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595	—	—	2,595
Marco PATUANO	Telecom Italia S.p.A.	Ordinary	70,000	—	—	70,000
		Savings	30,000	—	—	30,000
Gabriele GALATERI DI GENOLA	Telecom Italia S.p.A.	Ordinary	352,000	—	—	352,000
		Savings	176,000	—	—	176,000
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000	—	—	60,000
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary	58,000	—	—	58,000

(1)	Of which 18,000 ordinary shares held indirectly.

(2)	Of which 30,000 savings shares held indirectly.

❖	BOARD OF AUDITORS

No individuals who, during 2013 or a part of that year, have held the post of statutory auditor in Telecom Italia S.p.A. hold investments in Telecom Italia S.p.A. and in the related subsidiaries.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2013 or a part of that year, have held the post of executive officers in Telecom Italia S.p.A.

Company	Class of shares	Number of shares held at the end of 2012 (or at the date of appointment)	Number of shares purchased in 2013	Number of shares sold in 2013	Number of shares held at the end of 2013 (or as of the date on which individual left post, if before)
Telecom Italia S.p.A.	Ordinary	19,391			19,391
Telecom Italia S.p.A.	Savings	0			0
Telecom Italia Media S.p.A.	Ordinary	0			0

* * *

As of April 8, 2014 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

7.1.3    CONTINUING RELATIONSHIP WITH THE ITALIAN STATE

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

On March 26, 2009, the European Court of Justice declared that, by adopting the provisions contained in decree of the Government dated June 10, 2004 defining the criteria for the exercise of the special powers, the Italian Republic failed to fulfill its obligations under the EC Treaty. Specifically, infringement of Articles 43 (freedom of establishment) and 56 (freedom of movement of capital) of the EC Treaty arose from the fact that the Decree of 2004 did not make sufficiently clear the conditions for the exercise of the special powers, and did not enable investors to know in what situations the powers would be used. The extremely broad description of the circumstances permitting recourse to these special powers gave those powers a discretionary nature. As a result, the above factors would discourage investors generally and more specifically those contemplating investing in Italy with a view to exerting some influence on the management of the companies to which the legislation at issue applies.

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

In 2012 Decree law 21/2012, setting out “Regulations on special powers over corporate ownership in the defence and national security sectors, as well as for activities of strategic relevance in the energy, transport and communications sectors” was adopted and subsequently converted with amendments in law 56/2012.

Prime Ministerial Decree 129 of October 2, 2013 extended the sphere of application of the special powers in the defense and national security sectors, to “the networks and systems used to supply access to the end users of services that fall within the obligations of universal service and broadband and ultrabroadband services”. As a result there is an obligation to provide the Prime Minister’s Office with certain notices, including:

•

Telecom Italia is required to provide a notice giving full information on resolutions to be taken regarding the merger or demerger of the company, transfer of the business or a branch of the business, or of subsidiaries, transfer of the registered offices abroad, change of company purpose, dissolution, amendment of clauses in the company bylaws introduced pursuant to the law on privatization, the transfer of property rights or rights to use tangible or intangible assets or the assumption of limitations that affect their use;

•

any other person who acquires a stake in the Company’s share capital with voting rights is required to provide a notice when the thresholds of 2%, 3%, 5%, 10%, 15%, 20% and 25% are exceeded, which notice gives a general description of the proposed acquisition, the purchaser and its sphere of operations.

Within a 15 day-period from the notice (suspended if further information is requested) a power of veto may be exercised, or prescriptions or conditions may be imposed every time this is sufficient to ensure the protection of the essential interests of defence and national security. Pending exercise of the veto power, the voting rights (and any rights other than the property rights) attaching to the shares that represent the relevant holding shall be suspended. The same rights are suspended in case of any non-compliance with or breach of the conditions imposed on the purchaser, for the whole of the period in which the non-compliance or breach persists. Any resolutions adopted with the determining vote of said shares or holdings, as well as the resolutions or acts adopted that breach or do not comply with the conditions imposed, shall be null and void.

In addition, publication in the Official Gazette is pending of the recently adopted decree which includes TLC networks and systems in the scope of the special powers in the energy, transport and communication sectors as well. When this happens the clauses in the Company’s bylaws on special powers will cease to have effect and the Italian Government will be provided with:

•

the authority to impose conditions and possibly to oppose the purchase, by non-EU citizens, of controlling shareholdings in the Company. For non-EU citizens, any right to purchase will be permitted solely on condition of reciprocity with the purchaser’s home jurisdiction; and

•

a power of veto (including through prescriptions or conditions) on any resolution, act or transaction which has the effect of modifying the ownership, control or availability of strategic assets or changing their use, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets or their assignment by way of guarantee, amendment to company’s bylaws purpose, company dissolution or amendment in bylaws provisions relating to limitations on voting rights.

Item 7. Major Shareholders and Related-Party Transactions	Related-Party Transactions

7.2    RELATED-PARTY TRANSACTIONS

The following major transactions with related parties were entered into in 2013:

–

on September 27, 2013, the threshold of greater significance of the equivalent-value ratio, set at 3.5% of the consolidated equity of Telecom Italia (equaling 716.73 million euros at June 30, 2013, the reporting date of the most recent periodic accounting document published) was exceeded as a result of the execution of a series of sales of trade receivables with advances during 2013 to Mediofactoring S.p.A. and Centro Factoring S.p.A., each of which are part of the Intesa Sanpaolo group. The sales of trade receivables with advances qualify as financial operations and, as such, in calculating their equivalent value the amount of the receivables sold is used, augmented by the fees and interest paid to the assignee. As a result of the exceeding of the threshold of greater significance, on October 11, 2013 an information document was published, available on the Company’s website at http://www.telecomitalia.com/tit/it/about-us/general-archive.html; and

–

on November 7, 2013, the Board of Directors of Telecom Italia approved the launch of a bond issued by Telecom Italia Finance S.A. with mandatory conversion into Telecom Italia shares for an amount of 1.3 billion euros; in relation to the loan’s subscribers (Banca IMI S.p.A., a subsidiary of Intesa Sanpaolo S.p.A. and Telefónica S.A.) and on the basis of the request by the Control and Risk Committee, Telecom Italia classified the transaction as a “related party transaction of major significance”; as a result the precautionary analysis and decision-making procedure was followed in accordance with the internal procedures for related party transactions. At its meeting on December 5, 2013, the Board of Directors passed a new resolution, approving the convertible bond, on the basis of specific advice prepared by the independent directors and after verification that the transaction met the interests of Telecom Italia S.p.A., as well as its cost effectiveness and substantial correctness. On December 6, 2013, the press release required by Consob was then published, in which the report of the Independent Directors and the observations of the Board of Statutory Auditors were included as an attachment. The documentation is available on the Company’s website http://www.telecomitalia.com/tit/en/press/press-releases-notes.html.

A specific Group Steering Committee for relations with Telefónica has been in place since the end of 2007. Its purpose, among other things, is to identify business areas and activities that could lead to possible industrial synergies between the two Groups and propose plans for the implementation of such synergies. The internal working groups consequently established for this purpose worked jointly to identify numerous areas of interest regarding:

–

the achievement of synergies, in the strict sense, especially in the areas of procurement, IT, technology and research and innovation, in which the common factor is the experience and expertise of each of the two parties, with resulting possible improvements; and

–	the sharing of best practices in the areas of specific processes or company services, aimed at improving performance in the respective domestic markets.

The program for industrial cooperation generated just over 1.3 billion euros in cost synergies during the three years 2008-2010, confirming the initial value assigned to the project announced to the market in March 2008. The portion of the synergies benefiting Telecom Italia was equal to 55%.

During the last three-year period 2011-2013, the joint activities for the implementation of the synergy plan continued and cost synergies were achieved for a value similar to that achieved in the previous three-year period, of around 1.4 billion euros. These resulted in part from the extension of activities already under way and in part from the alignment of technology platforms and increasing attention to the exchange of expertise on innovative services, as well as the continuous improvement of respective domestic performances as a result of sharing of best practices.

The operations of the two groups in Brazil and Argentina were excluded from the operational perimeter of the initiative.

In view of its strategic nature, as well as having considered the circumstance that Telefónica is a related party of Telecom Italia, the Control and Risk Committee is responsible for monitoring its implementation, in the light of the applicable principles of conduct.

Item 7. Major Shareholders and Related-Party Transactions	Related-Party Transactions

No other related party transactions were entered into that have materially affected the financial position or results of the Telecom Italia Group.

Transactions with related parties, when not dictated by specific laws, were conducted at arm’s length. Furthermore, the transactions were subject to an internal procedure which defines procedures and timing for verification and monitoring. The procedure can be consulted on the Company’s website at the following address: www.telecomitalia.com, section Governance-channel governance system.

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

Item 9.    LISTING

9.1    TRADING OF TELECOM ITALIA ORDINARY SHARES AND SAVINGS SHARES

The principal trading market for the Ordinary Shares and the Savings Shares is the Mercato Telematico Azionario or (“Telematico”), an automated screen trading system managed by Borsa Italiana (See “—9.2 Securities Trading in Italy”).

Ordinary and Savings Share ADSs, each representing respectively ten Ordinary Shares and ten Savings Shares have been listed on the NYSE since August 4, 2003. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Ordinary Share ADSs and the Savings Share ADSs.

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2009.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2009:
First Quarter	1.193	0.780	16.540	9.640
Second Quarter	1.048	0.920	14.360	11.960
Third Quarter	1.253	0.946	18.500	13.130
Fourth Quarter	1.218	1.050	17.990	15.150
2010:
First Quarter	1.138	1.019	15.910	13.970
Second Quarter	1.134	0.889	15.460	10.500
Third Quarter	1.089	0.890	14.080	11.200
Fourth Quarter	1.109	0.951	15.610	12.320
2011:
First Quarter	1.144	0.984	15.940	13.130
Second Quarter	1.090	0.897	15.650	12.690
Third Quarter	0.953	0.728	13.930	10.000
Fourth Quarter	0.941	0.768	13.510	10.180
2012:
First Quarter	0.923	0.772	12.300	10.170
Second Quarter	0.892	0.663	11.980	8.200
Third Quarter	0.847	0.618	10.990	7.370
Fourth Quarter	0.801	0.671	10.480	8.430
2013:
First Quarter	0.765	0.547	10.160	7.050
Second Quarter	0.665	0.515	8.600	6.660
Third Quarter	0.615	0.475	8.200	6.280
Fourth Quarter	0.748	0.613	10.300	8.230
2014:
January	0.866	0.712	11.530	9.550
February	0.875	0.799	12.010	10.660
March	0.857	0.796	11.790	10.910
April (through April 8, 2014)	0.890	0.846	12.150	11.660

Source: Reuters data

At the close of business on April 8, 2014 there were 23,625,424 Ordinary Share ADSs outstanding held by 121 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 23,615,799 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2009.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2009:
First Quarter	0.859	0.610	12.040	7.510
Second Quarter	0.814	0.633	10.910	8.590
Third Quarter	0.875	0.665	12.910	9.250
Fourth Quarter	0.861	0.749	12.770	10.780
2010:
First Quarter	0.880	0.762	12.020	10.620
Second Quarter	0.900	0.714	12.190	8.490
Third Quarter	0.888	0.722	11.430	9.230
Fourth Quarter	0.893	0.802	12.590	10.490
2011:
First Quarter	1.014	0.822	14.180	10.830
Second Quarter	0.959	0.766	13.760	10.910
Third Quarter	0.806	0.667	11.730	9.170
Fourth Quarter	0.788	0.656	11.270	8.460
2012:
First Quarter	0.752	0.634	9.930	8.420
Second Quarter	0.744	0.543	9.950	6.690
Third Quarter	0.699	0.522	9.040	6.210
Fourth Quarter	0.695	0.581	8.960	7.390
2013:
First Quarter	0.654	7.050	8.640	6.040
Second Quarter	0.551	0.418	7.180	5.400
Third Quarter	0.487	0.378	6.560	4.940
Fourth Quarter	0.586	0.489	7.920	6.550
2014:
January	0.671	0.563	9.040	7.650
February	0.678	0.606	9.290	8.120
March	0.683	0.624	9.360	8.500
April (through April 8, 2014)	0.706	0.681	9.670	9.310

Source: Reuters data

At the close of business on April 8, 2014 there were 11,988,467 Savings Share ADSs outstanding held by 19 registered holders.

One of the registered holders is the Depository Trust Company (“DTC”) which holds 11,984,499 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On April 4, 2014 the Noon Buying Rate for the Euro was U.S.$ 1.3704 = €1.00.

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

Item 10. Additional Information	Corporate Governance

Item 10.    ADDITIONAL INFORMATION

10.1    CORPORATE GOVERNANCE

❖	GENERAL

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

In response to requests coming from the market and the experience the Company accrued in some recent events, this system entered a review phase, expected to result in a potentially significant updating of the rules in force by the end of 2014.

According to applicable Italian law, listed issuers shall annually disclose information on their compliance with codes of conduct issued by regulated stock exchange companies (such as the aforementioned Corporate Governance Code by Borsa Italiana) or by trade associations.

❖	CHANGES IN THE REGULATORY FRAMEWORK

No significant change in the regulatory environment took place in 2013.

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

On October 3, 2013 the Board of Directors adopted a new version of the Group’s Code of Ethics and Conduct organized into four sections: (i) General Principles, highlighting the role of the Code of Ethics as the foundation of the organizational model and internal control and risk management system of the Group; (ii) Values, which identifies and focuses the principal values of the Group (Ethics and Compliance, Service Excellence, Competition, Communication, Community, Human Resources, Health & Safety); (iii) Behaviours, setting out the conducts required from the addressees of the code (including the corporate bodies, the management, employees of all Group companies and external advisors, as well as third parties doing business with the Group, where required by the company procedural system) and (iv) Reporting, setting out the ways in which any irregularities or negligence in compliance with the obligations are to be reported.

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

Item 10. Additional Information	Corporate Governance

Such Principles have been adopted by the Board of Directors as a self regulatory measure only and can therefore be amended (or neglected in a single instance) at any time with a resolution adopted by the Board and promptly disclosed to the market.

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

•

investments and disinvestments exceeding 250 million euros, and in any event purchases or sales of shareholdings, or businesses or business units that are of strategic significance in the overall framework of the business; transactions that, in their execution or upon their completion, can result in commitments and/or purchases and/or sales of this nature and scale;

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

On November 4, 2010 the Board of Directors introduced the set of procedures currently in force, as amended on June 28, 2012. In addition to “related parties”, as defined by Consob regulation No. 17221 of March 12, 2010 and IAS 24, this procedure must also be applied—for self-regulatory principles—to participants in shareholders’ agreements that regulate candidacy to the position of Director of Telecom Italia, in the case of a majority slate. The procedure classifies the transactions in different categories and, according to this classification, different assessment and approval procedures are applied, if these transactions are to be carried out with related parties.

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

Item 10. Additional Information	Corporate Governance

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

The establishment and maintenance of the internal control system are assigned to the Executive Directors (currently, the Chief Executive Officer Marco Patuano,), and to the Manager in charge of preparing the Company’s financial report for his area of responsibility (such position is held by the Head of Administration, Finance and Control, Piergiorgio Peluso), so as to ensure the overall adequacy of the system and its functionality, in a risk-based perspective, which is also taken into account in determining the agenda for the Board’s proceedings.

The Internal Audit Manager, the Group Compliance Officer and the IT & Security Compliance Department Manager report directly to the full Board; the role of link between the Board of Directors and said control structures is presently assigned to non-executive Director Gabriele Galateri di Genola.

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

Through April 8, 2014, in 2014 the Board of Directors has had 6 meetings.

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

•

The slate system is designed to ensure the presence on the Board of Directors of persons drawn from slates presented by minority shareholders. Shareholders who together hold at least 0.5% of the ordinary share capital (in accordance with a recent interpretation of the corporate Bylaws by the Board of Directors, following a suggestion coming from Consob: in disregard of the different stake annually required to this end by Consob), can put forward slates of candidates. The slates and the accompanying documentation (such as the curricula vitae of the candidates) must be filed at the Company’s registered office at least 25 days and made available to the public at least 21 days before the date scheduled for the shareholders’ meeting. Consob requires the Company to make the slates and the relevant information available to the public at its registered office, at Borsa Italiana and on its website www.telecomitalia.com. According to Telecom Italia’s bylaws, slates of candidates can be put forward also by the outgoing Board of Directors. The Board of Directors is elected as follows:

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

The shareholders’ meeting held on April 12, 2011, established the number of Telecom Italia directors at 15 and appointed the Board for a three-year period. The slate of candidates proposed by Telco S.p.A. obtained the highest number of votes and therefore 12 out of 15 of Telecom Italia’s Directors were elected from that slate (Cesar Alierta Izuel, Tarak Ben Ammar, Franco Bernabè, Elio Cosimo Catania, Jean Paul Fitoussi, Gabriele Galateri di Genola, Julio Linares Lopez, Gaetano Miccichè, Aldo Minucci, Renato Pagliaro, Marco Patuano and Mauro Sentinelli); the remaining three directors (at the time Luigi Zingales, Ferdinando Falco Beccalli and Francesco Profumo) were elected from the slate proposed by a group of institutional shareholders. Subsequently certain changes took place. With respect to the current composition of the Board, see above “Item 6- Directors, Senior Management and Employees”. See also: Risks associated with Telecom Italia’s ownership chain under “Item 3. Key Information—3.1 Risk Factors”.

Composition

According to the bylaws, the shareholders’ meeting decides the exact number of Board members within a minimum and a maximum number (from 7 to 19). Directors may serve for a maximum term of three years, they may be re-elected and there is no statutory age limit for their eligibility. There are no provisions in Italian law that set age or shareholding requirements for directors’ qualification. There are no provisions in the Telecom Italia bylaws relating to the retirement of a director under an age or tenure limit requirement.

If during the term of the Board of Directors one or more directors cease to hold such position for any reason, the Board of Directors is allowed to appoint replacements by a resolution approved by the Board of Auditors. The directors so appointed will remain in office until the next Shareholders’ Meeting. As a rule, the replacements finally appointed by the Shareholders’ Meeting will remain in office for the same term as the other members already in office at the time of their appointments; the Shareholders’ Meeting may establish a different term of office for them. In the event of replacement of an independent board member, the Nomination and Remuneration Committee is responsible for proposing a candidate.

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

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Telecom Italia’s largest shareholder is Telco. On the basis of information in the public domain the agreement among Telco shareholders identifies, among other things, the criteria for the composition of the slate of candidates for appointment to the Board of Directors of Telecom Italia to be submitted to the Shareholders’ Meeting, providing that the board of directors of Telco approve a slate for the appointment of directors to the board of Telecom Italia according to the criteria indicated below:

•

so long as Telefónica holds more than 30% but less than 50% of the voting shares in Telco, Telefónica will be entitled to designate 2 directors of Telecom Italia to be included in the slate; conversely, so long as the other shareholders of Telco hold over 50% of the capital of Telco with voting rights, they shall have the right to designate the other candidates on the slate, three of whom unanimously and the others based on a proportionality principle;

•

after the conversion of Telefónica’s non-voting shares into voting ones takes place, and always provided that Telefónica holds more than 50% of the voting shares in Telco: (i) the other shareholders will be entitled to designate the first two members on the slate, unanimously, and half of the remaining candidates (net of the directors to be reserved to the minority shareholders) in proportion to their respective shareholdings in Telco; (ii) Telefónica will be entitled to designate all the remaining candidates (net of the directors to be reserved to the minority shareholders) to be listed on the Telco slate. The parties have agreed, provided that the Board of Directors of Telecom Italia is composed of no fewer than 13 directors, that Telefónica shall be entitled to designate at least four Directors. To this end, they will ensure that Telco votes against any proposal submitted to Telecom Italia Shareholders’ Meeting to reduce the number of directors of Telecom Italia to less than 13.

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

While convening the Shareholders’ Meeting to be held on April 16, 2014, at which a new Board of Directors is intended to be elected, the existing board recommended a robust and substantial interpretation of the independence requirements and that the majority of the candidates in each slate to be filed, according to applicable rules, be independent.

The Board of Directors verifies the independence requirements at the first meeting after the appointment of the Board and subsequently once a year. On the basis of the declarations made by the interested parties and verified by the Board of Directors, at present 5, out of the 11 directors are considered independent, according to the criteria set forth by the Consolidated Law on Finance as well as the criteria set forth by Borsa Italiana Code: Lucia Calvosa, Massimo Egidi, Jean Paul Fitoussi, Mauro Sentinelli and Luigi Zingales. The Board of Auditors verified the correct application of the principles adopted by the Board to evaluate the independence of directors.

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

After the Executive Chairman’s resignation on October 3, 2013, the following powers and responsibilities are entrusted to the Chief Executive Officer, in addition to legal representation of the Company, as provided for in the bylaws:

•	overall governance of the Group, and defining the Company’s strategic guidelines;

•	responsibility for extraordinary transactions and extraordinary finance operations to be proposed to the Board of Directors.

At present the Chairman, in addition to legal representation of the Company, as provided for in the bylaws has no executive role.

There are no other Telecom Italia executive directors. As of April 8, 2014 Telecom Italia’s non-executive directors are: Aldo Minucci (Chairman), Tarak Ben Ammar, Lucia Calvosa, Massimo Egidi, Jean Paul Fitoussi, Gabriele Galateri di Genola, Gaetano Miccichè, Aldo Minucci, Renato Pagliaro, Mauro Sentinelli and Luigi Zingales.

As a result of the Telco shareholders’ agreement providing for the Telecom Italia Group and the Telefónica Group to be run autonomously and independently, the directors originally nominated by Telefónica (Cesar Alierta Izuel and Julio Linares Lopez, both of whom resigned as of December 13, 2013) committed not to take part in any discussion or to vote in matters concerning activities of Telecom Italia or Telecom Italia’s subsidiaries in the Brazilian or Argentinian telecommunications markets.

In addition:

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

•

as a result of having reached an agreement with the Argentinean authorities, a further procedure was introduced by the Board of Directors of Telecom Italia on November 4, 2010, taking into account the undertakings by the Group toward Argentina’s CNDC to obtain approval of the transfer of 8% of Sofora S.A. to Telecom Italia International N.V. These commitments were aimed at maintaining the separation and independence of the Telefónica and Telecom Italia groups in the activities carried out in Argentina. Please see “Item 7. Major Shareholders and Related- Party Transactions 7.1.1. The Shareholders’ Agreement”.

See “Item 7. Major Shareholders and Related-Party Transactions—Item 7.1.1. The Shareholders’ Agreements”.

On a voluntary basis, on February 6, 2014 the Board of Directors approved a Procedure for the management of any extraordinary transaction regarding Telecom Italia’s holding in the TIM Brasil group companies (which is available on the Company website).

Item 10. Additional Information	Corporate Governance

The document regulates the investigation and decision-making process for any transaction that can result in the transfer to entities outside the Telecom Italia Group of all or part of its holdings in the Tim Brasil Group, or of assets of the related businesses or branches of business exceeding 2 billion euros (including business combination transfers by conferment, merger or share swap). The procedure places at the centre the Board of Directors of Telecom Italia, and within this the independent Directors: the relevant transactions require the approval of the Board, subject to the opinion of a committee consisting of all the independent directors in office who have not declared an interest in the transaction. The independent Directors are called upon to express an opinion on the Company’s interest in performing the transaction and on the substantial expediency and correctness of its conditions. In the case of a negative opinion of the committee, in order for the transaction to be completed under the conditions proposed, it must be approved by the Board of Directors with a double majority: the majority of all the directors attending the meeting and the majority of independent directors in office who have no interest in the transaction, either personal or on behalf of third parties. If the transaction does not obtain specific approval by the independent directors, the Board of Directors may, by majority vote submit it to an assessment by the ordinary shareholders’ meeting, where it will be considered as approved only if accepted by the majority of shareholders attending the meeting who do not have an interest in the transaction, either personal or on behalf of third parties.

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

With regard to the composition, while the Executive Committee consists of the Executive Directors in charge (as of April 8, 2014: the Chief Executive Officer) and of non-executive directors, with the Chairman of the Committee being the Chairman of the Board of Directors, both the Control and Risk Committee and the Nomination and Remuneration Committee are composed of non-executive directors the majority of which are required to be independent directors, including at least one drawn from a minority list.

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

Control and Risk Committee

According to the Italian Stock Exchange Code, the Committee shall:

•

evaluate together with the person responsible for the preparation of the corporate financial documents, after hearing the external auditors and the Board of statutory auditors, the correct application of the accounting principles and, in the case of groups, their consistency for the purpose of the preparation of the consolidated financial statements;

•	express opinions on specific aspects relating to the identification of the main risks for the company;

•	review the periodic reports evaluating the internal control and risk management system, as well as those reports of the internal audit function that are particularly significant;

•	monitor the independence, adequacy, efficiency and effectiveness of the internal audit function;

•	request that the internal audit function review specific operational areas, giving simultaneous notice to the chairman of the Board of Statutory Auditors; and

Item 10. Additional Information	Corporate Governance

•

report to the Board of Directors, at least every six months, on the occasion of the approval of the annual and half-year financial report, on the activity carried out, as well as on the adequacy of the internal control and risk management system.

In addition, according to Telecom Italia’s Corporate Governance Principles it shall also:

•

provide high-level supervision related to corporate social responsibility, monitoring the consistency of the actions performed with the principles laid down by the Code of Ethics of the Group and the values of Telecom Italia;

•

monitor observance of the Company’s corporate governance rules, the evolution of rules and best practice in the field of controls, corporate governance and corporate social responsibility, also with a view to proposing updates to the internal practices and rules of the Company and the Group;

•	opine on qualified transactions with related parties, according to the specific procedure; and

•	perform the additional tasks that may be assigned to it by the board of directors.

Nomination and Remuneration Committee

According to the Italian Stock Exchange Code, the Committee shall:

•

periodically evaluate the adequacy, overall consistency and actual application of the policy for the remuneration of directors and key management personnel, also on the basis of the information provided by the managing directors; it shall formulate proposals to the Board of Directors in that regard;

•

submit proposals or issue opinions to the Board of Directors for the remuneration of executive directors and other directors who cover particular offices as well as for the identification of performance objectives related to the variable component of that remuneration; monitor the implementation of decisions adopted by the Board of Directors and verify, in particular, the actual achievement of performance objectives;

•

express opinions to the Board of Directors regarding its size and composition and express recommendations with regard to the professional skills necessary within the Board, limit to the accumulation of offices and derogations from the prohibition of competition pursuant to Article 2390 of the Italian Civil Code; and

•	submit to the Board of Directors candidates for director’s office in case of co-optation, should the replacement of independent directors be necessary.

In addition, according to the Company’s Corporate Governance Principles it shall also

•	oversee the succession plan for Executive Directors, and monitor the updating of the company management replacement lists, prepared by the Executive Directors;

•	establish the procedure and period for the annual evaluation of the Board of Directors;

•	propose the criteria for allocating the total annual compensation established by the Shareholders’ Meeting for the whole Board of Directors; and

•	perform other duties assigned to it by the Board of Directors.

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

Item 10. Additional Information	Corporate Governance

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

In particular, in accordance with the provisions of the Corporate Governance Code of Borsa Italiana, the Head of the Audit Department:

a)

verifies, both on a continuous basis and in relation to special needs, in conformity with international standards, the adequacy and effective functioning of the internal control and risk management system, through an audit plan approved by the Board of Directors, based on a structured analysis and ranking of the main risks;

b)	is not responsible for any operational area and reports directly to the Board of Directors;

c)	has direct access to all information useful for the performance of his or her duties;

d)

drafts periodic reports containing information on his or her own activity, and on the risk management process, as well as about compliance with the plans defined to mitigate these risks. Such periodic reports contain an evaluation of the adequacy of the internal control and risk management system;

e)	prepares timely reports on particularly significant events;

f)	submits the reports referred to in points d) and e) to the Chairs of the Board of Statutory Auditors, Control and Risk Committee and Board of Directors;

g)	tests the reliability of the information systems, including the accounting system, as part of the audit plan; and

h)

reports on his work to the Director delegated for this purpose, the Control and risk Committee and, through the latter, to the Board of Directors, as well as the Board of Statutory Auditors. In particular, he reports on how risk is managed, as well as on compliance with established plans for risk containment, and expresses his assessment on the suitability of the internal control system for achieving an acceptable overall risk profile.

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

To ensure a comprehensive approach to risk management, the Telecom Italia Group has implemented an integrated process on the basis of the Enterprise Risk Management (ERM) to identify, assess and manage risks. The process of risk management is governed by the Group Risk Management Committee, chaired and coordinated by the Head of the Administration, Finance and Control Function and is based on self-assessment of the risk profile by management, so as to define:

•	the mapping of risks, assessed by level of impact and probability of occurrence, focusing on the most significant risks.

Item 10. Additional Information	Corporate Governance

•	treatment of risk, performed by risk-owner company structures by defining and implementing specific action plans, aimed at reducing the level of residual risk.

An action to renew the ERM process was started in 2013 and will be operational as from 2014. The new ERM process is inspired by the principles of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report) which enables risks to be identified and managed in a homogeneous way inside the group, and is characterised by greater integration with the planning and capital allocation processes. The principal changes involve both the identification phase (passage from a simple self assessment approach to a Top Down/Bottom Up approach, mapped on the processes and business functions), and the assessment phase. The risks detected and assessed (including compliance risks) will be positioned in a Risk and Control Panel matrix which will be used to determine the priority of mitigation actions i.e. the status of the risks deriving from compliance oversight activities already under way.

The Company’s internal control system is completed by the so-called 231 Organizational Model, which provides a model of organization and management adopted pursuant to Italian Legislative Decree No. 231/2001, and is aimed at preventing offences that can result in liability for the Company. The Organizational Model also constitutes an integral component of the reference compliance program for the application of anti-corruption legislation such as—for example—the FCPA and the UK Bribery Act. In this context, a foreign version of the Organizational Model has been defined for adoption by the non-Italian subsidiaries, also taking account of the possible application of similar regulations at local level.

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

Board of Auditors

Tasks and role

The Board of Auditors verifies compliance with the law and the Bylaws and verifies adherence to the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company’s business and significant transactions performed by the company and its subsidiaries, including related parties transactions. Statutory Auditors must inform Consob of any irregularity they detect in the course of their duties and are required to attend Shareholders’ Meetings, Board of Directors meetings and Executive Committee meetings.

In addition to that, under the provisions of Legislative Decree 231/2001, Supervisory Panel functions have been granted to the Board of Auditors.

During 2013, there were 50 meetings of the Board of Statutory Auditors (14 of which were held jointly with the Control and Risk Committee). In addition, its members participated in the meetings of the Board of Directors and the Executive Committee and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

Appointment

Telecom Italia’s Board of Auditors is composed of five regular auditors, and four alternate auditors. The Board of Auditors is appointed by the Shareholders’ Meeting through the slate system under the same procedure used for

Item 10. Additional Information	Corporate Governance

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

The present Board of Auditors was elected, for a three year term, by the shareholders meeting of May 15, 2012, on the basis of three slates presented respectively by Telco (presently Telecom Italia’s largest shareholder), Findim (presently Telecom Italia’s second largest shareholder) and by a group of minority shareholders. Salvatore Spiniello, Ferdinando Superti Furga and Gianluca Ponzellini were elected from the “majority slate”, while Enrico Maria Bignami and Sabrina Bruno (which was subsequently replaced by Roberto Capone, who had originally been appointed as an alternate auditor from the same “minority slate”) were elected from the “minority slates”. Enrico Maria Bignami was also appointed as Chairman of the Board.

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

Item 10. Additional Information	Corporate Governance

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

Item 10. Additional Information	Corporate Governance

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

The Joint Representative, who is appointed by the Special Meeting or, in default, by the Court, is entitled (i) to inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The Savings Shareholders Meeting held on May 22, 2013 appointed Mr. Dario Trevisan as joint Representative for a three year period which will expire with the Ordinary Shareholders’ Meeting to be convened for approval of the Company’s financial statements for the year 2015.

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

In December 2013 the Company deemed it appropriate to start a specific project intended to update and strengthen the aforementioned procedure, which dates back to 2006. The adoption of the new procedure is expected in the second half of 2014.

With reference to the preparation of the financial statements for 2013, the procedures for the Preparation of the Telecom Italia 2013 annual report for Italian purposes and Telecom Italia 2013 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Control and Risk Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

Reporting and record-keeping requirements are contained in Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions and any other authorized intermediaries when the total amount of the value to be transferred is equal to or more than 1,000 euros. The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to belief that there are irregularities in their performance, such transactions shall be reported in writing to the Italian Central Bank which shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian authorities. Non-compliance with the above may result, among others, in administrative fines or, criminal penalties if the transactions fall within a case ruled by the criminal code. Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents (i.e., individuals, non-commercial partnerships and non-commercial entities) which are resident of Italy for tax purposes and which in the course of the fiscal year hold (or are beneficial owners, as defined for anti-money laundering purposes, of) investments abroad or have financial activities abroad must, in certain circumstances, disclose such investments or financial activities regardless of the value of such assets (in contrast, for assets held up to December 31, 2012, the disclosure must be done only if such financial assets held abroad at the end of the fiscal year exceeded 10,000 euros). Particularly, non-corporate residents must report in their tax returns the level of the investments or financial activities held abroad during the tax period, regardless of the total value of the same. This requirement applies even if the taxpayer during the tax period has totally divested such assets. Moreover, compared with the past years, non-corporate residents are no longer (starting from the tax returns to be filed for fiscal year 2013), required to provide details in their income tax returns about transfers to, from, within and between foreign countries in connection with such assets during the fiscal year. No disclosure requirements exist for investments and financial activities under management or administration entrusted to Italian resident intermediaries and for contracts concluded through their intervention, provided that the cash flows and the income derived from such activities and contracts have been subject to Italian withholding or substitute tax by intermediaries themselves. No tax return is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply in respect of foreign investments, foreign assets or transfers within the EU. For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

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

10.3    DESCRIPTION OF BYLAWS

Object

Telecom Italia’s corporate purpose is described in Article 3 of the Bylaws and consists of the following activities:

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

There are no provisions in Italian law that govern the issue of directors borrowing money from the company and that set age or shareholding requirements for director’s qualification. According to Italian law, in case of an interest of directors in the transaction to be resolved upon by the Board, there are disclosure requirements, but abstention is not required.

Recent amendments

The shareholders’ meeting held on May, 15 2012 approved amendments to articles 9 and 17 of the Company Bylaws (“gender quotas”) governing appointments to the Board of Directors and Statutory Board of Auditors to ensure balance between the male and female members, as required by law.

Item 10. Additional Information	Description of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 8, 2014, the subscribed and fully paid-up capital stock was equal to 10,693,740,302,30 euros divided into 13,417,043,525 Ordinary Shares and 6,026,120,661 Savings Shares, all without par value.

On March 7, 2013 the Board of Directors resolved to issue for cash up to 576,544 Ordinary Shares, to be offered to the beneficiaries of the “2010-2015 Long-Term Incentive Plan” with a time limit for subscription set at April 30, 2013, providing that if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time. At the end of the rights issue, on April 18, 2013 a total number of 204,151 Ordinary Shares were issued.

On March 6, 2014, the Board of Directors exercised its power to increase the share capital for cash, by the issue of a maximum of 54,000,000 new ordinary shares to be offered for subscription to the employees of the Company and its Italian subsidiaries, with a time limit for subscription set at November 30, 2014 (or the previous time limit set forth in the offer), provided that if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time, pursuant to the “2013 Employee Share Ownership Plan,” as approved by the Shareholders’ Meeting on April 17, 2013. The offer has not taken place yet.

For five years starting from April 29, 2010 the Directors may increase the share capital as follows:

•

to service the “2010-2015 Long Term Incentive Plan, up to an original maximum amount of 5,000,000 euros by the allocation of the corresponding maximum amount of profits pursuant to Art. 2349 of the Italian Civil Code, by the issue of new ordinary shares and imputation to capital of the sum of 0.55 euros for each share issued, with regular dividend entitlement, in the number necessary for the allocation of one free share for each share subscribed for cash by employee beneficiaries of the “2010-2015 Long Term Incentive Plan”, within the time periods and under the terms and conditions provided for therein. On the basis of the number of shares effectively subscribed, equal to 204,151 Ordinary Shares, the current maximum amount now stands at 112,283 euros.

For five years starting from May 15, 2012 the Directors may increase the share capital to service the “Long Term Incentive Plan 2012” as follows, as approved by the Meeting of the Shareholders’ of the Company of that date:

•

(i) for cash, by the issue of new ordinary shares with regular dividend entitlement, up to a maximum amount of 5,500,000 euros (with imputation to capital of the sum of 0.55 euros for each share issued), with disapplication of preferential subscription rights pursuant to article 2441, subsection 8, of the Italian Civil Code, and of article 134, subsection 2, of legislative decree no. 58/1998, to be reserved for some of the employees who are beneficiaries of the “2012 Long Term Incentive Plan” as previously identified by the Board of Directors of the Company, and then, subsequently (ii) for a maximum further amount of 5,500,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, by the issue of ordinary shares and imputation to capital of the sum of 0.55 euros for each share issued in a sufficient number for the allocation of one free share for every paid share subscribed, as above, subject to the terms and conditions and by the methods specified in the “ 2012 Long Term Incentive Plan”;

•

by a maximum amount of 4,000,000 euros by allocation of the corresponding maximum amount of profits or retained profits pursuant to article 2349 of the Italian Civil Code, by issuing ordinary shares (with imputation to capital of the sum of 0.55 euros for each share issued) reserved for a part of the employees who are beneficiaries of the “2012 Long Term Incentive Plan” as previously identified by the Board of Directors of the Company, subject to the terms and conditions and by the methods specified in the “2012 Long Term Incentive Plan”.

With respect to the capital increase for cash, the Board of Directors shall set the subscription price (including any premium) in accordance with the “2012 Long Term Incentive Plan,” and it shall also set suitable time limit for its subscription, providing that, if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time.

Item 10. Additional Information	Description of Capital Stock

For five years starting from April 17, 2013 the Directors may increase the share capital as follows:

•

to service the “2013 Employee Share Ownership Plan” as approved by the Shareholders’ Meeting on April 17, 2013 for a maximum amount of 9,900,000 euros by the allocation of the corresponding maximum amount of profits pursuant to article 2349 of the Italian Civil Code, by issuing new ordinary shares (with imputation to capital of the sum of 0.55 euros for each share issued), with regular dividend entitlement, in a sufficient number for the allocation of one free share for every three shares subscribed for cash by employees who are beneficiaries of the “2013 Employee Share Ownership Plan,” subject to the terms and conditions and by the methods specified therein.

The Extraordinary Shareholders’ Meeting of December 20, 2013, resolved to increase the share capital for cash, in tranches, with disapplication of the preferential subscription right pursuant to art. 2441, subsection 5 of the Italian Civil Code, for a total maximum amount, including any share premium, of 1.3 billion euros (in addition to the value of the interest on the Bonds issued by the subsidiary company Telecom Italia Finance S.A, cited herein, which may also be settled in shares for a maximum sum of 238,875,000), to be carried out in one or more tranches by the issue of ordinary shares of the Company with regular dividend entitlement solely to enable the conversion of the bond issue called Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A. issued by subsidiary company Telecom Italia Finance S.A., in compliance with the criteria determined by the related Regulations, it being understood that, should the capital increase referred to above not be fully subscribed on November 15, 2016, the share capital will be deemed to be increased by an amount equal to the subscriptions received.

Classes of shares

According to Italian law, Savings Shares may not be issued for an amount which, including other preferred shares, if any, exceeds one-half of the Company’s share capital.

Pursuant to Telecom Italia’s Bylaws any reduction in share capital made for the purpose of absorbing losses is applied to the fraction of capital represented by the Ordinary Shares until they have been reduced to zero and only then is the fraction of capital represented by the Savings Shares reduced. If, as a consequence of capital reduction, the Savings Shares exceed half of the Company’s share capital, such excess must be eliminated within the following two years.

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

Item 10. Additional Information	Description of Capital Stock

Dividend Rights

Holders of Savings Shares are entitled each year to a distribution with respect to such year’s net income in the amount up to 5% of 0.55 euros per share (so called privilege). If with respect to any year a lesser amount is paid, the entitlement to payment of the shortfall is carried over for two successive years. In the event that dividends are paid to holders of Ordinary Shares, holders of Savings Shares have a preferential right to receive a dividend per share that is higher by 2% of 0.55 euros per share than the dividend per Ordinary Share (so called enhancement).

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

Shareholders can adopt a resolution, at an extraordinary Shareholders’ Meeting, to convert available reserves into additional share capital. In such case, either the fraction of capital represented by all outstanding shares is identically raised or the shares resulting from the increase in share capital are allocated to the shareholders in proportion to their ownership before the increase without further contribution or payment from the shareholder.

Liquidation Rights

Subject to the satisfaction of all other creditors, holders of Ordinary Shares are entitled to a distribution in liquidation.

Holders of Savings Shares and preferred shares, if any, are entitled to a preferred right to distribution from liquidation up to 0.55 euros per share. No liquidation dividend is payable to the holders of other classes of shares until such preferential right has been satisfied in full. Thereafter, in case of surplus assets, holders of all classes of shares rank equally in the distribution of such surplus assets. Shares rank pari passu among themselves in a liquidation.

Purchase of Ordinary Shares or Savings Shares by the Company

The Company may purchase its own Ordinary Shares or Savings Shares subject to certain conditions and limitations. Such purchases must be authorized by a Shareholders’ Meeting and made only out of retained earnings or distributable reserves as shown on the most recent financial statements approved by the Shareholders’ Meeting. The fraction of capital represented by the Ordinary Shares or Savings Shares purchased by the Company, including the Ordinary Shares or Savings Shares, if any, held by the Company’s subsidiaries, may not exceed 10% of the Company’s share capital. The Company may purchase its own Ordinary Shares or Savings Shares:

•	by means of a tender offer;

•	on regulated markets in accordance with trading methods set forth in the market rules, that do not permit the direct matching of buy orders with predetermined sell orders;

Item 10. Additional Information	Description of Capital Stock

•

by means of the purchase and sale of derivative instruments traded on regulated markets that provide for the delivery of the underlying shares, provided the market rules set forth methods for the purchase and sale of such instruments that (i) do not permit the direct matching of buy orders with predetermined sell orders and (ii) ensure the easy participation of investors in the trading of such derivative instruments used for buybacks;

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

As of April 8, 2014, Telecom Italia owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. holds another 124,544,373 Ordinary Shares, for a total of 1.21% of capital with voting rights.

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

For the purpose of the aforementioned disclosure obligations, shares of which a party is the principal, even if the voting rights are due or assigned to third parties or suspended, are considered as investments. Shares in relation to which a party is assigned or due voting rights are also considered investments where one of the following criteria or a combination of such, is met: (i) voting rights due as pledgee or usufructuary; (ii) voting rights due as depositary or third party account holder, as long as this right can be exercised at discretion; (iii) voting rights due by virtue of power of attorney, as long as the right can be exercised at discretion with no specific instructions by the delegating party; (iv) voting rights due on the basis of an agreement envisaging the provisional, paid transfer of it.

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

Item 10. Additional Information	Description of Capital Stock

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

Payments of dividends, either to holders of Ordinary Shares and applicable ADSs or to holders of Savings Shares and applicable ADSs, who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 20 percent final withholding tax. The obligation to withhold such tax is imposed on the resident company/intermediary paying the dividends.

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

Non-resident holders of Ordinary Shares and applicable ADSs have the right to recover within 48 months from the date of payment of the Italian substitute income tax, up to one-fourth of such 20 percent substitute tax on their dividend income, upon providing adequate evidence, certified by the tax authorities in their home country, that they paid a corresponding amount of income tax in their home country on the same dividend income.

These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under an income tax treaty, including the Treaty.

U.S. resident beneficial owners of Shares (either Ordinary or Savings Shares) and related ADSs may be entitled to a reduced tax rate on their dividends under the Treaty. Where: (i) a U.S. resident owner qualifies for the benefits of the Treaty and meets all the requirements of the Treaty provision dealing with limitation on benefits, (ii) the U.S. resident owner is the actual beneficial owner of the dividends, (iii) the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty generally provides that Italian taxes cannot exceed 15 percent of the gross amount of the dividend (this 15 percent rate may be reduced to 5 percent when the beneficial owner of the dividends is a U.S. company which has owned at least 25 percent of the voting stock of the company paying the dividends for a 12-month period ending on the date the dividend is declared).

Item 10. Additional Information	Taxation

In order to obtain the reduced tax rate afforded by the Treaty, a beneficial owner of Telecom Italia Shares or ADSs must provide, before the dividend is paid (usually, according to the intermediary instructions), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following documentation:

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

A “qualified shareholding” consists of securities (except for Savings Shares and applicable ADSs) that (i) entitle the holder to exercise more than 2 percent of the voting rights of a company with shares listed on a stock exchange (Telecom Italia is such a company) in the ordinary meeting of the shareholders or (ii) represent more than 5 percent of the share capital of a company with shares listed on a stock exchange (Telecom Italia is such a company). A “non-qualified shareholding” is any shareholding that does not meet the above mentioned requirements to be qualified as a “qualified shareholding”.

The relevant percentage is calculated taking into account the shareholdings sold during the prior 12-month period (the period starting from the day on which the taxpayer holds shareholding higher than the abovementioned percentages of 2 or 5 percent).

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

(i)

transfers in favor of the spouse and of direct descendants or ascendants are subject to an inheritance and gift tax applied at a rate of 4 percent on the value of the inheritance or the gift exceeding €1,000,000 (per beneficiary);

(ii)

transfers in favor of brothers and sisters are subject to an inheritance and gift tax applied at a rate of 6 percent on the value of the inheritance or the gift exceeding €100,000 (per beneficiary). The same tax rate applies in favor of handicapped individuals on the value of inheritance or gift exceeding €1,500,000 (per beneficiary);

(iii)

transfers in favor of all other relatives up to the fourth degree or relatives-in-law up to the third degree, are subject to an inheritance and gift tax applied at a rate of 6 percent on the entire value of the inheritance or the gift;

(iv)	any other transfer is subject to an inheritance and gift tax applied at a rate of 8 percent on the entire value of the inheritance or the gift.

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

Registration Tax

Contracts relating to the transfer of securities are subject to the registration tax as follows: (i) public deeds and notarized deeds are subject to fixed registration tax at a rate of 200 euros (168 euros up to December 31, 2013); (ii) private deeds are only subject to registration tax in case of use or voluntary registration.

Stamp taxes and duties

On January 1, 2012, a law on stamp duty on securities and financial products entered into force in Italy. The implementing rules on such stamp duty were provided by Decree of the Ministry of Economy and Finance dated as of May 24, 2012. According to the latest amendments introduced by the law December 27, 2013, n. 147 (the “Stability Law”) the stamp tax applies on a yearly basis at the rate of 0.20 percent (0.15 percent in 2013) on the market value or—if no market value is available—on the nominal value or the redemption amount of any financial product or financial instruments (including the Telecom Italia shares or ADSs). The Stability Law abolished also the minimum threshold of 34.20 euros (in force up to December 31, 2013) and, for taxpayers other than individuals, the cap was increased to 14,000 euros (in 2013, the cap was 4,500 euros).

In the absence of specific guidelines, it may be argued that the stamp duty applies to both Italian resident shareholders and to non-Italian resident shareholders, to the extent that the shares (or ADSs) are held with an Italian-based financial intermediary.

Tax on financial transactions

1.	Shares and other equity instrument transactions

The Italian Financial Transactions TAX (“FTT”) was introduced by Law No. 228 as of December 24, 2012. Detailed regulations of such tax were provided by the Decree of the Ministry of Economy and Finance as of February 21, 2013. In accordance with the relevant provisions, starting from March 1, 2013 the FTT applies to:

a)	any transfer of the ownership of shares and participating financial instruments which have been issued by companies registered in Italy; and

Item 10. Additional Information	Taxation

b)	any transfer of the ownership of securities (such as ADSs) representing equity investments referred to in point a) above, irrespective of the country of residence of the issuer of these securities.

The relevant tax criterion is the place of residence (i.e., the place of the registered office) of the issuer of the shares and the participating financial instruments. In contrast, the place of the execution of the relevant transfers and the residence of the contractual parties involved is not relevant in defining taxed transactions. Accordingly, transfers performed outside the Italian territory through foreign intermediaries, are also subject to tax, to the extent they refer to shares, or participating financial instruments issued by companies registered in Italy (or securities representing such equity investments). So, with reference to the transfer of ADSs, the place of residence of the Depositary is not relevant. Instead the country of residence of Telecom Italia, as issuer of the shares, is relevant.

The tax is determined proportionally by applying a percentage rate to the value of the countervalue of the transaction that varies in relation to the market on which the transaction is carried out. In particular, the standard FTT rate is:

–	0.20 percent (increased to 0.22 percent only for 2013) for over-the-counter transactions; and

–

0.10 percent (increased to 0.12 percent only for 2013) for transactions executed on regulated markets or multilateral trading facility established in a EU Member State or in an EEA country that is included in the white list.

The tax on these types of transactions is owed by the persons to which the ownership of shares, financial instruments and securities representing equity investments (such as ADSs) is transferred, regardless of their country of residence and the place where the contract is concluded. The FTT must be paid by banks, investment companies, notaries and other intermediaries directly involved in the transaction by the 16th day of the month following the execution of the respective transaction. If multiple intermediaries are involved in the same transaction, the FTT must be paid by the intermediary that receives from the purchaser or the final counterparty the execution order.

Generally, a distinction is to be made between the person economically affected by the tax and the person liable for the payment of the tax. Economically, the burden of the tax on transfers of shares (or ADSs) and certificates is imposed on the beneficiary of the transfer of the ownership; in contrast, the person liable for the assessment and the payment of the tax is the intermediary (i.e., banks, trust companies, investment firms and other intermediaries) involved in the execution of such transactions. Where several intermediaries are involved in the execution of the transaction, the tax must be paid by the intermediary that receives the order to execute the transaction directly from the purchaser or the final counterparty.

Non-Italian intermediaries and other non-resident persons involved in the transaction must comply with the obligations deriving from the application of such tax through their Italian permanent establishment, if any. Non-Italian intermediaries and other non-resident persons having no permanent establishment in Italy can appoint a tax representative in order to comply with all the relevant tax obligations. In cases other than the above (i.e., where an intermediary is not interposed in a taxable transaction), the obligations, including the payment of the tax, must be fulfilled directly by the foreign person (purchaser).

Non-residents involved in a financial transaction are deemed to be the purchaser or the final counterparty of the execution order, if established in a State which does not fulfill the exchange of information requirements, i.e. a State not included in the list provided by the Directorial Decree No. 2013/26948, released on March 1, 2013 by the Italian Tax Authorities.

The Italian Tax Authorities approved the FTT annual return form and related instructions on December 27, 2013. The FTT return must be filed by March 31 of each year (with reference to FTT paid over the previous year), but no return needs to be filed if the FTT paid does not exceed 50 euros. Non-residents may file the FTT return through their Italian permanent establishment or through an appointed tax representative. In the absence of a permanent establishment in Italy or of a tax representative, the FTT return can be filed electronically or directly by registered mail.

It should be noted that Italian FTT could be significantly amended in the light of the approval of the EU FTT Directive proposal.

Item 10. Additional Information	Taxation

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

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of Telecom Italia Shares or ADSs who is eligible for the benefits of the Treaty and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Ordinary Shares or Savings Shares, as the case may be, represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Ordinary Shares or Savings Shares, as the case may be, represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between

Item 10. Additional Information	Taxation

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

This discussion assumes that Telecom Italia has not been and will not become a passive foreign investment company, as described below.

Taxation of distributions

Distributions made with respect to the Telecom Italia Shares or ADSs (other than certain pro rata distributions of Telecom Italia Shares or ADSs), including any Italian tax withheld, will generally constitute foreign-source dividend income for U.S. federal income tax purposes to the extent such distributions are made from Telecom Italia’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Because Telecom Italia does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. If you are a non-corporate U.S. Holder, subject to applicable limitations that may vary depending on your particular circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to you may be taxable at the favorable rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisers regarding the availability of the reduced tax rate on dividends. If you are a corporate U.S. Holder you will not be entitled to claim a dividends-received deduction for dividends paid on the Telecom Italia Shares or ADSs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be included in your income in an amount equal to the U.S. dollar value of such euros on the date of receipt by the Depositary, in the case of U.S. Holders of ADSs, or by the U.S. Holder, in the case of U.S. Holders of Telecom Italia Shares, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of its receipt. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S.-source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

Item 10. Additional Information	Taxation

Passive Foreign Investment Company Rules

Telecom Italia believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2013, or in previous years. However, since PFIC status depends upon the composition of Telecom Italia’s income and assets and the market value of Telecom Italia’s assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Telecom Italia will not be a PFIC for any taxable year. If Telecom Italia were a PFIC for any taxable year during which a U.S. Holder held Telecom Italia Shares or ADSs, certain adverse tax consequences could apply to the U.S. Holder.

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

Item 11. Quantitative And Qualitative Disclosures About Market Risks

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

With regard to the quantitative and qualitative disclosures about market risks, please see the “Note—Financial Risk Management” of the Notes to the Consolidated Financial Statements included elsewhere herein, which provides:

•	the objectives and the policies for the management of the financial risks of the Telecom Italia Group, and

•	the sensitivity analyses of the market risks we are exposed to.

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

c) Distribution of securities	Distribution of securities (the fee being an amount equal to the fees for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities).	US$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered.

d) Expenses of the Depositary	Expenses incurred on behalf of Holders in connection with:

	i) Stock transfer or other taxes and other governmental charges.	As necessary.

	ii) Cable, telex and facsimile transmission and delivery.	US$20.00 per transaction.

	iii) Expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency).	As necessary.

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

Item 12. Description Of Securities Other Than Equity Securities

Direct and indirect payments made by J.P. Morgan to Telecom Italia in relation to the Company’s ADR program

J.P. Morgan, as Depositary, has agreed to reimburse the Company for reasonable expenses incurred related to the Company’s ADR Program including legal fees, investor relations servicing, investor relations presentations, broker reimbursements, ADR related advertising and public relations, accountant’s fees and other bona fide third party expenses. In 2013 the Depositary reimbursed the Company in the amount of US$787,482.56, all of which was used to cover accounting fees incurred in connection with the preparation of the 2011 and 2012 Form 20-F.

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

Item 15.    CONTROLS AND PROCEDURES

15.1.    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Chief Executive Officer and of the Head of Administration, Finance and Control, according to the Company’s 404 Process guidelines (revised also to meet the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report by the Chief Executive Officer and the Head of Administration, Finance and Control of the issuer, broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and the Company’s Head of Administration, Finance and Control concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

15.2.    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and the Company’s Head of Administration, Finance and Control and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992).

Based on management’s assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers S.p.A., the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2013. Their attestation report on internal control over financial reporting is included herein.

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors in office as of April, 8, 2014 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6 Directors, Senior Management and Employees—6.3 Board of Auditors”.

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted its Code of Ethics and Conduct which applies to—among others—the Chief Executive Officer, the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy; the suppliers of the Company are required to accept and apply it, too. The Code of Ethics and Conduct has subsequently been amended from time to time by the Board of Directors, which acted on the basis of opinions by the Control and Risk Committee and the Board of Statutory Auditors, in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices (the last version of the Code was adopted on October 3, 2013: the text was comprehensively revised to simplify it and bring it closer to the daily routine of the people who work in the Company). The Code of Ethics and Conduct in force is available on Telecom Italia’s website at www.telecomitalia.com. See also under “Item 16G. Corporate Governance—16.1 Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “Item 10 Additional Information—10.1 Corporate Governance”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended December 31, 2013, PricewaterhouseCoopers S.p.A. is serving as Telecom Italia’s independent auditor.

“PricewaterhouseCoopers” means PricewaterhouseCoopers S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the PricewaterhouseCoopers network.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2013 and in 2012.

	Fiscal year ended December 31,
Type of Fees	2013	2012
	(thousands of euros)
Audit Fees(1)	10,006	7,729
Audit-related Fees(2)	55	244
Tax Fees(3)	109	157

Total	10,170	8,130

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

The above mentioned Group Procedure provides instructions, among other things, for the following:

•	appointment to audit the Company’s financial statements: the appointment is authorized by Telecom Italia’s shareholders’ meeting, acting on a reasoned proposal from the Board of Auditors; and

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

According to the Group Procedure, the Telecom Italia Board of Auditors pre-approved the following audit and permitted non-audit services.

Audit Services:

•	audit of the financial statements and reporting packages for consolidation of Telecom Italia’s subsidiaries;

•	review of the working papers of another auditor when necessary for the audit of the financial reports of Telecom Italia or companies it controls;

Item 16C. Principal Accountant Fees And Services

•	verification services for the issue of consent letters;

•	audit of financial statements and/or balance sheets to be published in prospectuses and information documents, offering memoranda and the like;

•	accounting assistance and advice, including in relation to requests coming from CONSOB, the United States Securities and Exchange Commission and similar authorities;

•	audit/verification services in connection with the awarding of grants/loans or obtaining specific tax or social security contribution treatment;

•	verification of the conformity of so-called sustainability and social reports;

•	issuance of comfort letters in relation to the implementation of extraordinary corporate actions;

•	reports and opinions requested under law from the Appointed Auditor; and

•	attestations to participate in competitive tenders organized by (national or supranational) governmental bodies.

Permitted Non-audit Services:

•	agreed procedures for aspects of regulatory accounting; and

•	accounting due diligence procedures for companies to be sold or acquired.

The Board of Auditors has the right to establish guidelines and qualitative and quantitative criteria regarding the appointment of auditors to provide both audit and non-audit services, valid for the entire Group, which it did by requiring the introduction, from January 1, 2012, of an operative procedure which provides for prior examination by the Board of Auditors (even for pre-approved appointments and services) if certain qualitative conditions or when specific quantitative thresholds are exceeded. The Board of Auditors also stated that it will endorse the corresponding determinations adopted by the audit committees of the SEC-registered subsidiary companies, provided that they are made on the basis of rules compliant with the applicable regulations—including United States regulations—and in conformity with the Group Guidelines.

Furthermore, in accordance with the Group Procedure above, the Manager responsible for preparing the Company’s financial reports (who acts under the supervision of the Telecom Italia Board of Auditors) sends, on a quarterly basis, to the Board of Auditors and the Control and Risk Committee, the information gathered on any Additional Appointments awarded and services provided. In relation to the above-mentioned appointments, the Board of Auditors and the Control and Risk Committee may have any verifications of compliance deemed necessary carried out by the Internal Control Manager.

Item 16D. Exemptions From The Listing Standards For Audit Committees Item 16E. Repurchases Of Equity Securities Item 16F. Change In Registrant’s Certifying Accountant

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2013, to December 31, 2013, no purchases of Shares or Savings Shares were made by or on behalf of Telecom Italia or any affiliated company.

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

Article 147-ter of the Italian Consolidated Law on Finance requires boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. Telecom Italia’s Corporate Governance Principles incorporate by reference the same independence criteria set forth by the Borsa Italiana Code. As of April 8, 2014, 5 out of 11 members of the Telecom Italia Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

While convening the Shareholders’ Meeting to be held on April 16, 2014, at which a new Board of Directors will be elected, the existing Board recommended a robust and substantial interpretation of the independence requirements and that the majority of the candidates in each slate to be filed, be independent. For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Independent Directors”.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet at least once a year without management present.

Telecom Italia’s Corporate Governance Principles establish the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2013 a total of ten such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. As of April 8, 2014 the position is held by Luigi Zingales. For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Executive Directors and Activities of the Board”.

Board of Directors’ Internal Committees.    According to NYSE listing standards, US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Also according to Borsa Italiana’s Corporate Governance Code, the Board of Directors shall establish among its members a Nominating Committee (made up, for the majority, of independent directors) a Remuneration Committee (made up of independent directors or of non executive directors, the majority of which are to be independent) and a Control and Risk Committee (made up of independent directors of non executive directors, the majority of which being independent).

Telecom Italia specifically established a Nomination and Remuneration Committee (thus combining responsibilities and roles of the Nominating Committee and the Remuneration Committee) and a Control and Risk Committee, in addition to an Executive Committee.

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

share capital (in accordance with a recent interpretation of the corporate Bylaws by the Board of Directors, following a suggestion coming from Consob: in disregard of the different stake annually required to this end by Consob), to put forward slates of nominees for the appointment as directors: the system is intended to ensure the presence on the Board of persons designated by minority shareholders. Thus, the Company’s view is that using the slate system meets the needs otherwise served by the creation of a Nominating Committee.

On the other hand, the Nomination and Remuneration Committee (made up of non-executive directors only, a majority of whom must be independent, one of them chosen from a minority slate), among other activities, is in charge of submitting to the Board of Directors candidates for appointment as director in case of co-optation, should the replacement of independent directors be necessary. In addition Telecom Italia has a Control and Risk Committee (made up of non-executive directors only, a majority of whom must be independent, one of them chosen from a minority slate) which, among other activities, actively participates and assists in developing and implementing the corporate governance procedures adopted by Telecom Italia.

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

Telecom Italia has a Nomination and Remuneration Committee, made up of a majority of independent directors (one of them chosen from a minority slate). Pursuant to the Company’s Corporate Governance Principles, the Remuneration Committee shall, among other things:

(1)	oversee the succession plan for Executive Directors, and monitor the updating of the company management replacement lists, prepared by the Executive directors;

(2)	establish the procedure and period for the annual evaluation of the Board of Directors;

(3)	propose the criteria for allocating the total annual compensation established by the Shareholders’ Meeting for the whole Board of Directors;

(4)	perform other duties assigned to it by the Board of Directors;

(5)	express opinions to the Board of Directors regarding its size and composition and express recommendations with regard to the professional skills necessary within the Board;

(6)	submit the Board of Directors candidates for directors offices in case of cooptation, should the replacement of independent directors be necessary;

(7)

periodically evaluate the adequacy, overall consistency and actual application of the policy for the remuneration of directors and key management personnel, on the basis of the information provided by the managing directors; it shall formulate proposals to the Board of Directors in that regard;

(8)

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

According to the procedure for transactions with the Company’s related parties, adopted by board resolution of November 4, 2010 and subsequently amended (available on the www.telecomitalia.com website, Governance section—Governance System channel), in case of resolutions regarding the remuneration of directors and key managers with strategic responsibilities the tasks assigned to the board committee by the Telecom Italia procedure are in this case performed by the Nomination and Remuneration Committee.

For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Internal Committees”.

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

A Rule 303A written affirmation to this end was submitted to the NYSE on April 24, 2013. For further details, see also “10.1 Corporate Governance—General—Board of Directors” and “—10.1 Corporate Governance—General—Board of Auditors”.

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

Telecom Italia has adopted such a Code. See also under “—16B.—Code of Ethics and Conduct”.

Annual Certification by The Chief Executive Officer.    A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards.

In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia submitted its foreign private issuer annual written affirmation on April 24, 2013.

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

(d) Long Term Incentive Plan 2012.(8)

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

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on May 8, 2008 (File No. 001-13882).

(6)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on April 11, 2011 (File No. 001-13882).

(7)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on May 14, 2012 (File No. 001-13882).

(8)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on April 16, 2013 (File No. 001-13882).

(9)	Please see “Note—List of Companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A

By:	/S/ MARCO PATUANO
Name:	Marco Patuano
Title:	Chief Executive Officer

Dated April 15, 2014

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telecom Italia SpA

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Italia SpA and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing in Item 15.2 of the 2013 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers SpA

Rome, Italy

April 15, 2014

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2013

AND 2012—ASSETS

	Note	As of December 31, 2013	As of December 31, 2012
		(millions of euros)
NON-CURRENT ASSETS
Intangible assets
Goodwill	5	29,932	32,410
Other intangible assets	6	6,280	7,927

		36,212	40,337

Tangible assets	7
Property, plant and equipment owned		12,299	14,465
Assets held under finance leases		920	1,014

		13,219	15,479

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	8	65	65
Other investments	8	42	39
Non-current financial assets	9	1,256	2,496
Miscellaneous receivables and other non-current assets	10	1,607	1,496
Deferred tax assets	11	1,039	1,432

		4,009	5,528

TOTAL NON-CURRENT ASSETS (A)		53,440	61,344

CURRENT ASSETS
Inventories	12	365	436
Trade and miscellaneous receivables and other current assets	13	5,389	7,006
Current income tax receivables	11	123	77
Current financial assets	9
Securities other than investments, financial receivables and other current financial assets		1,631	1,256
Cash and cash equivalents		5,744	7,436

		7,375	8,692

Current assets sub-total		13,252	16,211

Discontinued operations /Non-current assets held for sale	14
of a financial nature		657	—
of a non-financial nature		2,871	—

		3,528	—

TOTAL CURRENT ASSETS (B)		16,780	16,211

TOTAL ASSETS (A+B)		70,220	77,555

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2013

AND 2012—EQUITY AND LIABILITIES

	Note	As of December 31, 2013	As of December 31, 2012
		(millions of euros)
EQUITY	15
Share capital issued		10,693	10,693
Less: treasury shares		(89)	(89)

Share capital		10,604	10,604
Paid-in capital		1,704	1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		4,753	7,070

Equity attributable to owners of the Parent		17,061	19,378
Non-controlling interests		3,125	3,634

TOTAL EQUITY (A)		20,186	23,012

NON-CURRENT LIABILITIES
Non-current financial liabilities	16	31,084	34,091
Employee benefits	20	889	872
Deferred tax liabilities	11	234	848
Provisions	21	699	863
Miscellaneous payables and other non-current liabilities	22	779	1,053

TOTAL NON-CURRENT LIABILITIES (B)		33,685	37,727

CURRENT LIABILITIES
Current financial liabilities	16	6,119	6,150
Trade and miscellaneous payables and other current liabilities	23	8,649	10,542
Current income tax payables	11	20	124

Current liabilities sub-total		14,788	16,816

Liabilities directly associated with Discontinued operations/Non-current assets held for sale	14
of a financial nature		27	—
of a non-financial nature		1,534	—

		1,561	—

TOTAL CURRENT LIABILITIES (C)		16,349	16,816

TOTAL LIABILITIES (D=B+C)		50,034	54,543

TOTAL EQUITY AND LIABILITIES (A+D)		70,220	77,555

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013,

2012 AND 2011

		Year ended December 31,
	Note	2013	2012	2011
		(millions of euros)
Revenues	25	23,407	25,759	26,772
Other income	26	324	285	294

Total operating revenues and other income		23,731	26,044	27,066

Acquisition of goods and services	27	(10,377)	(11,289)	(11,495)
Employee benefits expenses	28	(3,087)	(3,333)	(3,514)
Other operating expenses	29	(1,318)	(1,474)	(1,528)
Change in inventories		48	(4)	40
Internally generated assets	30	543	581	569
Depreciation and amortization	31	(4,553)	(4,689)	(4,974)
Gains (losses) on disposals of non-current assets	32	(82)	52	4
Impairment reversals (losses) on non-current assets	33	(2,187)	(4,179)	(7,358)

Operating profit (loss)		2,718	1,709	(1,190)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	8	—	(6)	(39)
Other income (expenses) from investments	34	(3)	2	16
Finance income	35	2,003	1,983	2,400
Finance expenses	35	(4,186)	(3,981)	(4,440)

Profit (loss) before tax from continuing operations		532	(293)	(3,253)
Income tax expense		(1,111)	(1,086)	(1,423)

Profit (loss) from continuing operations		(579)	(1,379)	(4,676)
Profit (loss) from Discontinued operations/Non-current assets held for sale		341	102	310

Profit (loss) for the year	36	(238)	(1,277)	(4,366)
Attributable to:
Owners of the Parent		(674)	(1,627)	(4,811)
Non-controlling interests		436	350	445

		Year ended December 31,
		2013	2012	2011
		(Euros)
Basic and Diluted Earnings Per Share (EPS)(*)	37
Ordinary Share		(0.03)	(0.08)	(0.25)
Savings Share		(0.03)	(0.08)	(0.25)
Of which:
From continuing operations
Ordinary Share		(0.05)	(0.09)	(0.27)
Savings Share		(0.05)	(0.09)	(0.27)
From Discontinued operations/Non-current assets held for sale
Ordinary Share		0.02	0.01	0.02
Savings Share		0.02	0.01	0.02

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31,

2013, 2012 AND 2011 (see Note 15)

		Year ended December 31,
		2013	2012	2011
		(millions of euros)
Profit (loss) for the year	(A)	(238)	(1,277)	(4,366)

Other components of the Consolidated Statement of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		(29)	(56)	117
Income tax effect		7	14	(33)

	(B)	(22)	(42)	84

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—	—
Income tax effect		—	—	—

	(C)	—	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(D=B+C)	(22)	(42)	84

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		3	57	5
Loss (profit) transferred to Separate Consolidated Income Statement		(11)	1	2
Income tax effect		4	(11)	(4)

	(E)	(4)	47	3

Hedging instruments:
Profit (loss) from fair value adjustments		(563)	(702)	523
Loss (profit) transferred to Separate Consolidated Income Statement		314	272	(230)
Income tax effect		71	121	(83)

	(F)	(178)	(309)	210

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(1,747)	(1,068)	(612)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		—	—	75
Income tax effect		—	—	—

	(G)	(1,747)	(1,068)	(537)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	—	—
Loss (profit) transferred to Separate Consolidated Income Statement		—	—	—
Income tax effect		—	—	—

	(H)	1	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(I=E+F+G+H)	(1,928)	(1,330)	(324)

Total other components of the Consolidated Statement of Comprehensive Income	(K=D+I)	(1,950)	(1,372)	(240)

Total comprehensive income (loss) for the year	(A+K)	(2,188)	(2,649)	(4,606)
Attributable to:
Owners of the Parent		(1,758)	(2,516)	(4,826)
Non-controlling interests		(430)	(133)	220

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

•	CHANGES IN EQUITY IN 2011 (see Note 15)

	Share capital	Paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	112	(1)	15,301	28,819	3,736	32,555

Changes in equity in the year ended December 31, 2011
Dividends approved								(1,184)	(1,184)	(118)	(1,302)
Total comprehensive income (loss) for the year			3	210	(312)	84		(4,811)	(4,826)	220	(4,606)
Grant of equity instruments	4	7						(4)	7		7
Effect of increase in economic stake in Argentina Business Unit								(57)	(57)	(153)	(210)
Effect of capital operations of Brazil Business Unit companies								19	19	221	240
Other changes								12	12	(2)	10

Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2012 (See Note 15)

	Share capital	Paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694

Changes in equity in the year ended December 31, 2012
Dividends approved								(895)	(895)	(143)	(1,038)
Total comprehensive income (loss) for the year			47	(309)	(585)	(42)		(1,627)	(2,516)	(133)	(2,649)
Grant of equity instruments								2	2		2
Other changes								(3)	(3)	6	3

Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2013 (see Note 15)

	Share capital	Paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012

Changes in equity in the year ended December 31, 2013
Dividends approved								(452)	(452)	(183)	(635)
Total comprehensive income (loss) for the year			(4)	(178)	(881)	(22)	1	(674)	(1,758)	(430)	(2,188)
Effect of equity transactions of TI Media								(25)	(25)	25	—
Effect of equity transactions of Sofora—Telecom Argentina group								(67)	(67)	71	4
Grant of equity instruments								1	1		1
Other changes								(16)	(16)	8	(8)

Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	—	5,520	17,061	3,125	20,186

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2013, 2012 AND 2011

		Year ended December 31,
	Note	2013	2012	2011
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) from continuing operations		(579)	(1,379)	(4,676)
Adjustments for:
Depreciation and amortization		4,553	4,689	4,974
Impairment losses (reversals) on non-current assets (including investments)		2,197	4,181	7,365
Net change in deferred tax assets and liabilities		347	279	256
Losses (gains) realized on disposals of non-current assets (including investments)		82	(53)	(19)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		—	6	39
Change in provisions for employee benefits		(49)	(229)	(172)
Change in inventories		(23)	12	(30)
Change in trade receivables and net amounts due from customers on construction contracts		1,074	825	(67)
Change in trade payables		(489)	(83)	(112)
Net change in current income tax receivables/payables		(104)	(434)	70
Net change in miscellaneous receivables/payables and other assets/liabilities		(268)	(113)	(47)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		6,741	7,701	7,581

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	6	(1,895)	(1,851)	(2,931)
Purchase of tangible assets on an accrual basis	7	(2,505)	(2,788)	(2,625)

Total purchase of intangible and tangible assets on an accrual basis		(4,400)	(4,639)	(5,556)
Change in amounts due to fixed asset suppliers		9	(63)	552

Total purchase of intangible and tangible assets on a cash basis		(4,391)	(4,702)	(5,004)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	(7)	(668)
Acquisitions/disposals of other investments		—	(3)	(1)
Change in financial receivables and other financial assets		604	616	(583)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(104)	40	51
Proceeds from sale/repayments of intangible, tangible and other non-current assets		88	74	427

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(3,811)	(3,982)	(5,778)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		(1,785)	(787)	1,348
Proceeds from non-current financial liabilities (including current portion)		4,153	4,616	4,523
Repayments of non-current financial liabilities (including current portion)		(5,551)	(5,579)	(5,169)
Share capital increases/decreases and other changes in equity (including subsidiaries)		9	(2)	240
Dividends paid		(537)	(964)	(1,253)
Changes in ownership interests in consolidated subsidiaries		79	—	(211)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(3,632)	(2,716)	(522)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	14	127	(29)	217

AGGREGATE CASH FLOWS (E=A+B+C+D)		(575)	974	1,498
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		7,397	6,670	5,282
Net foreign exchange differences on net cash and cash equivalents (G)		(526)	(247)	(110)

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		6,296	7,397	6,670

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2013, 2012 AND 2011

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(863)	(1,241)	(1,165)

Interest expense paid	(4,456)	(3,496)	(3,036)

Interest income received	2,729	1,633	1,300

Dividends received	2	2	2

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents—from continuing operations	6,947	6,196	5,225
Bank overdrafts repayable on demand—from continuing operations	(39)	(44)	(244)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	489	518	301
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	7,397	6,670	5,282

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
Cash and cash equivalents—from continuing operations	5,744	6,947	6,196
Bank overdrafts repayable on demand—from continuing operations	(64)	(39)	(44)
Cash and cash equivalents— from Discontinued operations/Non-current assets held for sale	616	489	518
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	6,296	7,397	6,670

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2013 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

In 2013, the Group has applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2013 and described below.

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

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2013 was approved by resolution of the Board of Directors’ meeting held on March 6, 2014.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group’s industrial sector;

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

•

whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the Telecom Italia Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location of the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments. Furthermore, as a result of including, during the fourth quarter of 2013, the Sofora—Telecom Argentina group in Discontinued operations, the Argentina Business Unit is no longer separately presented.

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

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Media: carries out the network operator activities through Telecom Italia Media Broadcasting;

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

NOTE 2–ACCOUNTING POLICIES

Going concern

The consolidated financial statements for the year ended December 31, 2013 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, do not raise doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	changes in the general macroeconomic condition in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;

•	variations in business conditions;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in credit rating by rating agencies);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

Principles of consolidation

The consolidated financial statements include the financial statements of all subsidiaries from the date control over such subsidiaries commences until the date that control ceases.

The statement of financial position date of all the subsidiaries’ financial statements coincides with that of the Parent.

Control exists when the Parent has all the following:

•	power over the investee, which includes the ability to direct the relevant activities of the investee, i.e. the activities that significantly affect the investee’s returns;

•	exposure, or rights, to variable returns from its involvement with the investee;

•	the ability to use its power over the investee to affect the amount of the investor’s returns.

Telecom Italia assesses whether it controls an investee if facts and circumstances indicate that there are changes in one or more of the three control elements.

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

Under IFRS 10 (Consolidated financial statements), the total comprehensive loss (including the profit or loss for the year) is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

Under IFRS 10, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any

Consolidated Financial Statements	Notes To Consolidated Financial Statements

difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

Under IFRS 10, the parent company in case of loss of control of a subsidiary:

•	derecognises:

•	the assets (including any goodwill) and liabilities of the subsidiary;

•	the carrying amount of any non-controlling interests in the former subsidiary;

•	recognises:

•	the fair value of the consideration received, if any, from the transaction;

•	any investment retained in the former subsidiary at its fair value at the date when control is lost;

•	any gain or loss, resulting from the transaction, in the separate consolidated income statement;

•	the reclassification to the separate consolidated income statement, of the amounts previously recognized in other comprehensive income in relation to the subsidiary.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates and Joint Ventures) and IFRS 11 (Joint Arrangements).

Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises significant influence, but no control or joint control over the financial and operating policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Associates and joint ventures are included in the consolidated financial statements from the date that significant influence or joint control commences until the date such significant influence or joint control ceases.

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognised in the investor’s income statement. Dividends received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investee’s other comprehensive income (i.e. those arising from foreign exchange translation differences). The investor’s share of those changes is recognised in the investor’s other comprehensive income.

If an investor’s share of losses of an associate or a joint venture equals or exceeds its interest in the associate or joint venture, the investor discontinues recognising its share of further losses.

After the investor’s interest is reduced to zero, additional losses are provided for, and a liability is recognised, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the investor resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

Gains and losses resulting from “upstream” and “downstream” transactions between an investor (including its consolidated subsidiaries) and its associate or joint venture are recognised in the investor’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date of control and measured as the excess of (a) over (b) below:

a)	the aggregate of:

•	the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

•	the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date fair value;

•	in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree;

b)	the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, inter alia, the following:

•	incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;

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

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

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

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 18 and 30 months).

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

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position when the obligation arises. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

To test for impairment, goodwill is allocated at the date of acquisition to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

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

The value in use of cash-generating units denominated in foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

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

Intangible and tangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, trend in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

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

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Other unlisted investments classified as “available-for-sale financial assets” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the separate consolidated income statement, as required by IAS 39 (Financial instruments: recognition and measurement).

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

•

available-for-sale and measured at fair value with a contra-entry to an equity reserve (Reserve for available-for-sale financial assets) which is reversed to the separate consolidated income statement when the financial asset is disposed of or impaired.

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

Impairment of financial assets

At every closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the separate consolidated income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy described above.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable, and other financial liabilities such as derivatives and finance lease obligations.

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

•

Cash flow hedge—Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for hedging instruments). The cumulative gain or loss is removed from equity and recognized in the separate consolidated income statement at the same time the hedged transaction affects the separate consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the separate consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the separate consolidated income statement.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer confers a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

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

Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately in the consolidated statement of financial position from other assets and liabilities. The corresponding amounts for the previous period are not reclassified in the consolidated statement of financial position however, these amounts are shown separately in a specific column in the tables disclosing the movements (where required) of assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such. An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

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

Non-current assets (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and fair value, less costs to sell. Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statement.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The remeasurements of employee benefit are recognized in other components of other comprehensive income. Service cost of Italian companies that employ less than 50 employees, as well as interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate consolidated income statement.

Starting from January 1, 2007, Italian Law introduced for employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the Company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute.

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of a “Defined contribution plan”.

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

Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the treasury shares are reported as a deduction from the share capital issued in the amount corresponding to the “accounting par value”, that is the ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

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

In Italy, revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

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

A small portion of the offerings in the mobile and broadband businesses are contracts with a minimum contractual period between 18 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the separate consolidated income statement in the year in which they are incurred.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include: interest accrued on the related financial assets and liabilities using the effective interest rate method, the changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss, gains and losses on foreign exchange and financial instruments (including derivatives).

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

Earnings per share

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, including the shares relating to the bond issued in November 2013 by Telecom Italia Finance S.A. with mandatory conversion to Telecom Italia shares and excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year.

As stated above, the weighted average number of ordinary shares outstanding during the year also takes account of the ordinary shares that are expected to be issued for the conversion of the above-mentioned bond of Telecom Italia Finance S.A. with mandatory conversion to Telecom Italia shares. For diluted earnings per ordinary share, the weighted average number of shares outstanding during the year is adjusted by all dilutive potential shares (for example, the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

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

Derivative instruments and equity instruments

The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For further details please see also Note “Supplementary disclosures on financial instruments”.

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) par. 10, in the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

New Standards and Interpretations issued by IASB and in force from January 1, 2013
In accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force starting from January 1, 2013 are indicated and briefly described below.

•	Amendments to IAS 1 (Presentation of Financial Statements)

Such amendments to IAS 1 made by the IASB, concern the presentation of items of other comprehensive income. Specifically, these amendments require that other items of comprehensive income be separately grouped, distinguishing between those that may be reclassified (“transferred”) to the separate income statement and those that may not be reclassified.

The adoption of these amendments had no impact in terms of the measurement of financial statement items, and had a limited impact on the disclosure provided in these consolidated financial statements at December 31, 2013.

•	Amendments to IFRS 7 (Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities)

Such amendments to IFRS 7 made by the IASB, concern disclosures on the offsetting of financial assets and liabilities.

The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2013.

•	Amendments to IAS 12 (Income Taxes)

According to IAS 12, an entity shall determine deferred tax liabilities relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale of the asset. The amendment establishes the assumption that the carrying amount is usually recovered through sale.

The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2013.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	IFRS 10 (Consolidated Financial Statements) and IAS 27 (Separate Financial Statements)

In May 2011, IASB issued IFRS 10, which fully replaces SIC 12 (Consolidation—Special Purpose Entities—Vehicle Companies), as well as the parts of IAS 27 (“Consolidated and Separate Financial Statements”, now renamed “Separate Financial Statements”) that establish how and when consolidated financial statements must be prepared.

IFRS 10 introduces some changes to the definition of the concept of control, including several application guidelines (including agency relationships and the ownership of potential voting rights).

The verification of control requirements must be conducted on an ongoing basis, not just at the time the investment is acquired.

IAS 27 revised defines the accounting principles for investments in subsidiaries, joint ventures and associates when a company decides, or is required by local law, to draw up separate (not consolidated) financial statements.

Their application had no impact on the consolidated financial statements at December 31, 2013.

•	IFRS 11 (Joint Arrangements)

In May 2011 IASB issued IFRS 11, which fully replaces IAS 31 (Interests in Joint Ventures), as well as SIC 13 (Jointly Controlled Entities—Non-Monetary Contributions by Venturers).

According to IFRS 11, participants in a joint venture must measure their investments using the equity method. Thus, proportionate consolidation is no longer permitted.

The application had no impact on the consolidated financial statements at December 31, 2013.

•	IAS 28 (Investments in Associates and Joint Ventures)

In May 2011 the IASB issued IAS 28 revised, which aims to define the accounting principles for investments in associates and the requirements for applying the equity method when accounting for investments in associates and joint ventures.

The application had no impact on the consolidated financial statements at December 31, 2013.

•	IFRS 12 (Disclosure of Interests in Other Entities)

In May 2011 the IASB issued IFRS 12, which defines the disclosure to be provided in the financial statements in order to evaluate the nature of, and risks associated with all forms of investment in other entities, including joint arrangements, subsidiaries, associates, vehicle companies and special purpose companies.

The disclosure required is provided in the notes to these consolidated financial statements at December 31, 2013.

•	IFRS 13 (Fair Value Measurement)

In May 2011 the IASB issued IFRS 13, which aims to improve consistency and comparability in fair value measurement through the “fair value hierarchy”. This hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value, giving the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

IFRS 13, which must be adopted prospectively, does not extend the use of fair value accounting, but provides guidance on how it should be applied.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Specifically, IFRS 13:

—

defines the concept of fair value as follows: “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”;

—	sets out a single framework of provisions for all fair value measurements;

—	introduces specific disclosure requirements to be provided concerning fair value measurement.

Despite the fact that many of the concepts in IFRS 13 are consistent with current practice, some aspects of the new standard have impacts on the Telecom Italia Group. The main impact is the result of the specifications concerning the measurement of default risk in determining the fair value of derivative contracts. This risk includes both the changes in the counterparty’s credit rating and those of the Telecom Italia Group. Further details are provided in the Note “Supplementary disclosure on financial instruments”. The application of IFRS 13 had a positive effect on loss attributable to owners of the Parent for 2013 and on equity attributable to owners of the Parent as of December 31, 2013 of 18 million euros.

The application of IFRS 13 had no impact on basic and diluted earnings per share, expressed in euro cents.

•	Improvements to the IFRS (2009-2011 cycle)

The improvements to the IFRS specifically concern the following aspects:

—	IAS 1—clarification of the requirements for comparative information;

—	IAS 16—classification of spare parts and servicing equipment;

—	IAS 32—tax effect of distributions to holders of equity instruments;

—	IAS 34—additional disclosure in interim financial reporting for total assets and liabilities segment information.

The adoption of these improvements had no impact on the measurement of the consolidated financial statement line items at December 31, 2013.

•	Transition Guidance: Amendments to IFRS 10, IFRS 11 and IFRS 12

This document amends IFRS 10 (Consolidated financial statements) to clarify that an investor must retrospectively adjust the comparative period if the conclusions on consolidation are not the same according to IAS 27 / SIC 12 and IFRS 10 at the “initial application date”.

This document also amended IFRS 11 (Joint Arrangements) and IFRS 12 (Disclosure of Interests in Other Entities), providing relief for the presentation or amendment of comparative information for periods prior to the period defined as the “period immediately preceding”.

Such adoption had no impact on the consolidated financial statements at December 31, 2013.

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments shall be applied to the so called “Investment Entities”. The IASB uses the term “Investment Entities” to refer to an entity that:

•	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;

•	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•	measures and evaluates the performance of substantially all of its investments on a fair value basis.

These entities include private equity and venture capital organizations, pension funds, sovereign and other investment funds.

These amendments are not currently applicable to Telecom Italia Group, as there are no investment entities within the Group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

New Standards and Interpretations issued by IASB not yet in force

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, Amendments and IFRIC interpretations had been published, but their application was not yet mandatory:

IASB/IFRIC documents	Mandatory application: annual periods beginning on or after
Amendments to IAS 36: Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendments to IAS 39: Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
Amendments to IAS 32: Financial instruments: Presentation—Offsetting Financial Assets and Financial Liabilities	January 1, 2014
Annual Improvements to IFRSs 2010–2012 Cycle	January 1, 2015
Annual Improvements to IFRSs 2011–2013 Cycle	January 1, 2015
Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)	January 1, 2015
IFRIC Interpretation 21 Levies	January 1, 2014
IFRS 14 Regulatory Deferral Accounts	January 1, 2016
IFRS 9 (Financial Instruments) and subsequent amendments	Postponed

The impacts, if any, arising from their application on the consolidated financial statements are currently being assessed.

NOTE 3—SCOPE OF CONSOLIDATION

Investments in consolidated subsidiaries

Composition of the Group

Telecom Italia holds a majority of the voting rights in all the subsidiaries included in the scope of consolidation.

A complete list of consolidated subsidiaries is provided in the Note “List of companies of the Telecom Italia Group”.

Scope of consolidation

The changes in the scope of consolidation at December 31, 2013 compared to December 31, 2012 are listed below. Such changes did not materially impact the consolidated financial statements as of, and for the year ended December 31, 2013.

Entry of companies in the scope of consolidation:

Company		Business Unit	Month
LATIN AMERICAN NAUTILUS PUERTO RICO LLC	New company	Domestic	September 2013

Exit of companies from the scope of consolidation:

Company		Business Unit	Month
La7 S.r.l.	sold	Media	April 2013
Tecnoservizi Mobili S.r.l.	liquidated	Domestic	June 2013
MTV PUBBLICITA’ S.r.l.	sold	Media	September 2013
MTV ITALIA S.r.l.	sold	Media	September 2013

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The breakdown by number of Telecom Italia Group subsidiaries, associates and joint ventures at December 31, 2013 and December 31, 2012 is as follows:

	12/31/2013
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	38	62	100
joint ventures accounted for using the equity method	—	—	—
associates accounted for using the equity method	14	—	14

Total companies	52	62	114

	12/31/2012
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	42	61	103
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	15	—	15

Total companies	58	61	119

Subsidiaries with significant non-controlling interests

At December 31, 2013, Telecom Italia Group held equity investments in subsidiaries with significant non-controlling interests in Sofora-Telecom Argentina group and Tim Brasil group.

For information on Sofora-Telecom Argentina group, see the disclosures provided in the Note “Discontinued operations/Non-current assets held for sale”.

As concerns Tim Brasil group, the figures provided below, stated gross of elimination of intragroup accounts, have been prepared in accordance with IFRS and take account of adjustments made due to differences in the accounting policies adopted, as well as adjustments made at the acquisition date to align the assets and liabilities acquired to their fair value and goodwill related to the Brazil Business Unit recognized at the Telecom Italia consolidation level.

Tim Brasil group—Brazil Business Unit

Non-controlling interests held at December 31, 2013 and at December 31, 2012 amounted to 33.3% of the share capital of Tim Participações (which in turn holds 100% of the share capital of the operating companies Tim Celular S.A. and Intelig Telecomunicações Ltda.), equivalent to the corresponding share of voting rights.

Statement of Financial Position Data—Tim Brasil group

	Year ended December 31,
	2013	2012
	(millions of euros)
Non-current assets	6,373	7,154
Current assets	3,343	3,732

Total Assets	9,716	10,886

Non-current liabilities	1,701	1,818
Current liabilities	2,420	2,655

Total Liabilities	4,121	4,473

Equity	5,595	6,413
of which Non-controlling interests	1,540	1,748

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Income Statement Data—Tim Brasil group

	Year ended December 31,
	2013	2012
	(millions of euros)
Revenues	6,945	7,477
Profit (loss) for the year	531	605
of which Non-controlling interests	177	202

Financial Data—Tim Brasil group

Aggregate cash flows generated a negative 12 million euros in 2013, essentially due to a negative exchange rate effect of 307 million euros; excluding that effect, cash flow would have generated a positive 295 million euros. In 2012, aggregate cash flows generated a positive 297 million euros, which was reduced by a negative exchange rate effect of 168 million euros; excluding that effect, cash flow would have generated a positive 465 million euros. Dividends paid to non-controlling interests totaled 86 million euros in 2013, compared to 69 million euros in 2012.

The main risk factors that could impact, also significantly, the operations of the Tim Brasil group are listed below:

•	strategic risks (risks related to macroeconomic and political factors, as well as risks associated with foreign exchange restrictions and competition);

•	operational risks (risks related to business continuity and development of the fixed and mobile networks, as well as risks associated with litigation and disputes);

•	financial risks; and

•	regulatory and compliance risks.

NOTE 4—BUSINESS COMBINATIONS

YEAR 2013

In 2013, there were no business combinations transactions as defined in IFRS 3.

YEAR 2012

In 2012, there were no business combinations transactions as defined in IFRS 3.

YEAR 2011

Acquisition of the 4G Holding group (4GH)

On July 27, 2011, Telecom Italia, after having received authorization from the Antitrust Authority, finalized the acquisition of a 71% interest in the company 4G Holding S.p.A., which in turn held a 100% interest in 4G Retail S.r.l. The acquisition involved an outlay of about 8.6 million euros (including incidental expenses). The transaction was carried out through TLC Commercial Services S.r.l., a wholly-owned subsidiary of the Parent.

4G Holding S.p.A. and 4G Retail S.r.l. were merged in 2012.

In view of the reciprocal commitments already undertaken by the Telecom Italia Group and the current sole minority shareholder, Gir S.r.l., as regards the future transfer of the shares held by the latter, the accounting effects of the business combination have been calculated based on an economic interest of 100% and, as set forth in IFRS 3, can be summarized as follows:

•	the measurement of the interest acquired is equal to 16 million euros and is inclusive of the measurement of the future acquisition of the interest held by the minority shareholder;

•	all the assets acquired and the liabilities assumed of the acquired group have been measured for their recognition at fair value.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

NOTE 5—GOODWILL

Goodwill shows the following breakdown and changes during 2012 and 2013:

	As of December 31, 2011	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2012
	(millions of euros)
Domestic	34,646			(4,016)		30,630
Core Domestic	34,231			(4,016)		30,215
International Wholesale	415					415
Brazil	1,954				(195)	1,759
Argentina	176			(168)	(8)	—
Media	126			(105)		21
Other operations	—					—

Total	36,902	—	—	(4,289)	(203)	32,410

	As of December 31, 2012	Discontinued Operation	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2013
	(millions of euros)
Domestic	30,630				(2,187)		28,443
Core Domestic	30,215				(2,187)		28,028
International Wholesale	415						415
Brazil	1,759					(291)	1,468
Media	21						21
Other operations	—						—

Total	32,410	—	—	—	(2,187)	(291)	29,932

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The decrease of 2,478 million euros recognized in 2013 included:

•

the goodwill impairment loss of 2,187 million euros for the Domestic Business Unit, due to the result of the impairment test conducted at December 31, 2013, implemented using the same method adopted in previous impairment tests and in particular comparing the value in use of the Core Domestic Cash Generating Unit (CGU) with its recoverable amount at the same date. In particular, in the first half of 2013, the Group tested Goodwill for impairment. The results of this testing led to an impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic Cash Generating Unit. This valuation, in compliance with the Group’s procedures, considered the deterioration of the macroeconomic situation, both in general terms with reference to the outlook for the Italian economy, and in specific terms, in relation to management’s expectations of the forecasted impact on the entire year 2013 and coming years of the recent AGCom decisions on wholesale copper network access rates, as well as the commercial performance of the Domestic Business Unit in the first half of 2013. The valuation also considered analyst forecasts of the expected performance of the Business Unit, as well as the performance of financial indicators and interest rates. The impairment test was repeated for the financial statements at December 31, 2013 on the basis of the updated Industrial Plan; no further impairment losses resulted from such test compared to the 2,187 million euros already recognized in the first half of 2013;

•	negative exchange differences, totaling 291 million euros, relating to the goodwill of the Brazil Business Unit.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora—Telecom Argentina group. As a result, pursuant to IFRS 5 (Non-current assets held for sale and discontinued operations), the investment in the Sofora—Telecom Argentina group was classified under Discontinued operations.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units) to December 31, 2013 and 2012 can be summarized as follows:

	As of December 31, 2013			As of December 31, 2012
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of euros)
Domestic	42,245	(13,802)	28,443	42,245	(11,615)	30,630
Core Domestic	41,830	(13,802)	28,028	41,830	(11,615)	30,215
International Wholesale	415	—	415	415	—	415
Brazil	1,475	(7)	1,468	1,766	(7)	1,759
Argentina (*)	—	—	—	151	(151)	—
Media (**)	181	(160)	21	229	(208)	21
Olivetti	6	(6)	—	6	(6)	—
Other operations	—	—	—	—	—	—

Total	43,907	(13,975)	29,932	44,397	(11,987)	32,410

(*)

Following the classification of Sofora—Telecom Argentina group as Discontinued Operations, amounts for the Argentina Business Unit are no longer stated (goodwill allocated to the unit, totaling 979 million Argentine pesos, was written down completely in 2012).

(**)	The reduction in both the gross carrying amount and the accumulated impairment losses was due to the disposals of investments held in La7 and MTV Italia.

Goodwill allocated to the Brazil Business Unit is stated in euros, converted at the spot exchange rate at the closing date of the financial statements. The gross carrying amount of goodwill for the Brazil Business Unit corresponds to 4,742 million Brazilian reais.

Goodwill, under IAS 36, is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The impairment test at December 31, 2013 was carried out on two levels. At a first level, an estimate was made of the recoverable amount of the individual Cash Generating Units (or groups of units) to which goodwill is allocated; at a second level the group was considered as a whole.

The Cash Generating Units (or groups of units) to which goodwill has been allocated are the following:

Segment	Cash-generating units (or groups of units)
Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil group
Media	Telecom Italia Media group

The value used to determine the recoverable amount of the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic segment; the recoverable amount of the Brazil and Media CGUs is instead based on market capitalization (fair value).

The impairment test at December 31, 2013 did not identify any additional impairment loss with respect to the 2,187 million euros recognized in the first half of 2013, as the estimate of the recoverable amount of all the CGUs examined was higher than their carrying amount.

The main variables that had a significant influence on the value in use, for the two CGUs for which this value is used (Core Domestic and International Wholesale), are detailed in the table below:

Core Domestic	International Wholesale
EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan

Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan

Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)

Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate

In keeping with the new procedure already adopted for the annual impairment test, the estimate of the value in use for the Core Domestic CGU is based on the analytical forecasts of plan cash flows (2014-2016) extended to cover a time period of five years (2014-2018).

For the estimate of the value in use of the Core Domestic CGU, the analytical forecasts of EBITDA—Capex flows used over the plan period were brought within the range of the analyst forecasts produced following the announcement of the industrial plan, after having taken account of downside scenarios with respect to the plan scenarios.

The estimate of the value in use for the International Wholesale CGU is based on the figures in the 2014-2016 industrial plan, without further extensions.

The nominal growth rates used to estimate the terminal value are the following:

Core Domestic	International Wholesale
+0.0%	+0.0%

In particular, the growth rates for the CGUs of the Domestic segment are in line with the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the presentation of the industrial plan).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, for purposes of the estimate of the earnings flow to be capitalized a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the analysts’ terminal year forecasts (equal to 18.69%) was used.

The cost of capital was estimated by considering the following:

•	the criterion applied was the criterion for the estimate of CAPM—Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

•

in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business; for the Core Domestic CGU, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia itself;

•

the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.31; International Wholesale CGU beta coefficient = 0.75 (unlevered beta));

•	for the Core Domestic CGU a base estimate of weighted average cost of capital (WACC) was used.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the related capitalization rates (WACC—g) have been estimated for each Cash Generating Unit as follows:

	Core Domestic	International Wholesale
	%	%
WACC post-tax	8.00	8.43
WACC post-tax—g	8.00	8.43
WACC pre-tax	11.61	12.38
WACC pre-tax—g	11.61	12.38

The differences between the values in use and the carrying amounts before impairment test at December 31, 2013 for the two CGUs considered amount to:

	Core Domestic	International Wholesale
(millions of euros)
Difference between values in use and carrying amounts	+995	+61

For purposes of the sensitivity analysis, four principal variables were considered for the two CGUs whose value in use is in excess of the carrying amount: the WACC pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate of EBITDA (CAGR ’13-‘18 Core Domestic; CAGR ’13-‘16 International Wholesale) and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic	International Wholesale
	%	%
Pre-tax discount rate	11.61	12.38
Long-term growth rate (g)	0	0
Compound Annual Growth Rate (CAGR) of EBITDA	0.41	0.33
Capital expenditures rate (Capex/Revenues)	from 17.57 to 19.05	from 6.03 to 7.48

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	Core Domestic	International Wholesale
	%	%
Pre-tax discount rate	0.28	0.97
Long-term growth rate (g)	-0.44	-1.27
Compound Annual Growth Rate (CAGR) of EBITDA	-0.65	-1.68
Capital expenditures rate (Capex/Revenues)	0.76	0.35

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial Cash Generating Units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the Cash Generating Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-first level impairment testing. No impairment losses resulted at this further level of testing.

NOTE 6—OTHER INTANGIBLE ASSETS

Other intangible assets decreased by 710 million euros compared to December 31, 2011. Details on the composition and movements are as follows:

	As of December 31, 2011	Addition	Amortization	Impairment losses/ Reversals	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2012
	(millions of euros)
Industrial patents and intellectual property rights	2,575	1,051	(1,382)	(40)	(1)	(96)		228	2,335
Concessions, licenses, trademarks and similar rights	3,336	192	(336)			(190)		168	3,170
of which Licenses with an indefinite useful life	441					(63)			378
Other intangible assets with a finite useful life	1,134	350	(494)	(85)		(108)		(2)	795
Work in progress and advance payments	1,592	402		(2)	(4)	(1)	52	(412)	1,627

Total	8,637	1,995	(2,212)	(127)	(5)	(395)	52	(18)	7,927

Other intangible assets decreased by 1,647 million euros compared to December 31, 2012. Details on the composition and movements are as follows:

	As of December 31, 2012	Discontinued Operations	Addition	Amortization	Impairment losses/ Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2013
	(millions of euros)
Industrial patents and intellectual property rights	2,335		1,262	(1,392)		(1)	(159)	287	2,332
Concessions, licenses, trademarks and similar rights	3,170	(664)	236	(369)			(132)	1,153	3,394
of which Licenses with an indefinite useful life	378	(378)							—
Other intangible assets with a finite useful life	795	(565)	281	(251)			(4)	1	257
Work in progress and advance payments	1,627		116			(4)	(2)	(1,440)	297

Total	7,927	(1,229)	1,895	(2,012)	—	(5)	(297)	1	6,280

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Additions in 2013 included 307 million euros of internally generated assets (295 million euros in 2012). Further details are provided in the Note “Internally generated assets”.

Other net changes in 2013 included, among others, the effects of changes in the scope of consolidation due to the sale of La7 S.r.l. on April 30, 2013 (9 million euros) and of MTV group on September 12, 2013 (10 million euros).

Industrial patents and intellectual property rights at December 31, 2013 consisted mainly of application software purchased outright and user license rights acquired, amortized over a period between 2 and 5 years. They mainly related to Telecom Italia S.p.A. (1,468 million euros) and to the Brazil Business Unit (833 million euros). The sale of La7 S.r.l. resulted in a reduction of 8 million euros, and the sale of the MTV group resulted in a reduction of 9 million euros.

With regard to amortization, it is noted that, based on the recent evolution of the commercial offers of the Parent Telecom Italia, the useful life of the software applications developed to support those offers has been reduced from 3 to 2 years, with effect from January 1, 2013; this resulted in higher amortization charges recognized for 2013 of 109 million euros.

Listed below are the estimated impacts on amortization for the subsequent years, calculated based on non-current assets at December 31, 2013:

•	higher charges of 21 million euros in the year 2014;

•	lower charges of 45 million euros in the year 2015;

•	lower charges of 85 million euros in the year 2016.

Concessions, licenses, trademarks and similar rights at December 31, 2013 mainly related to:

•	net carrying amount of telephone licenses and similar rights (2,349 million euros for Telecom Italia S.p.A. and 506 million euros for the Brazil Business Unit);

•	Indefeasible Rights of Use—IRU (256 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•	TV frequencies of the Media Business Unit (102 million euros). The user rights to the frequencies used for digital terrestrial transmission are amortized over 20 years.

The net carrying amount of telephone licenses and similar rights, totaling 2,855 million euros, was broken down as follows:

Type of license	Net carrying amount at December 31, 2013 (millions of euros)	Amortization period (years)	Amortization charges for 2013 (millions of euros)
Telecom Italia S.p.A.:
UMTS	1,074	18	134
UMTS 2100 MHz	59	12	7
Wireless Local Loop	3	15	1
WiMax	9	15	1
LTE 1800 MHz	137	18	9
LTE 2600 MHz	106	17	7
LTE 800 MHz	961	17	60
Tim Brasil group:
GSM and 3G (UMTS)	393	9-15	98
4G (LTE)	113	15	6
TDMA	—	14	4

	2,855

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other intangible assets with a finite useful life at December 31, 2013 essentially consisted of 230 million euros of capitalized subscriber acquisition costs (SAC) connected with certain commercial deals offered by Telecom Italia S.p.A.. Subscriber acquisition costs are amortized over the underlying minimum contract period (between 24 or 30 months).

Work in progress and advance payments showed a decrease primarily due to the effect of the entry into force from January 1, 2013 of the user rights for the 800 and 2600 MHz LTE frequencies to be allocated to broadband mobile services, acquired by Telecom Italia S.p.A. during the year 2011; as a consequence, the related finance expenses have no longer been capitalized. At December 31, 2012, the item totaled 64 million euros.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2013 and 2012 can be summarized as follows:

	As of December 31, 2013
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,597	(8)	(10,257)	2,332
Concessions, licenses, trademarks and similar rights	6,387	(234)	(2,759)	3,394
Other intangible assets with a finite useful life	783	—	(526)	257
Work in progress and advance payments	299	(2)	—	297

Total intangible assets with a finite useful life	20,066	(244)	(13,542)	6,280
Intangible assets with an indefinite useful life	—	—	—	—

Total Other intangible assets	20,066	(244)	(13,542)	6,280

	As of December 31, 2012
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,544	(46)	(10,163)	2,335
Concessions, licenses, trademarks and similar rights	5,750	(245)	(2,713)	2,792
Other intangible assets with a finite useful life	1,703	(77)	(831)	795
Work in progress and advance payments	1,631	(4)	—	1,627

Total intangible assets with a finite useful life	21,628	(372)	(13,707)	7,549
Intangible assets with an indefinite useful life	378	—	—	378

Total Other intangible assets	22,006	(372)	(13,707)	7,927

Impairment losses on “Industrial patents and intellectual property rights” decreased following the sale of La7 S.r.l.. During the year, Telecom Italia S.p.A. posted a total of 778 million euros in gross disposals and a total of 1 million euros in net disposals connected with the discarding or upgrading of software.

Impairment losses on “Concessions, licenses, trademarks and similar rights,” relating mainly to reporting periods prior to 2004, referred to the indefeasible rights of use (IRU) for the transmission capacity and cables for international connections acquired by the Lan Med group. The change shown was essentially due to the translation into euros of accounts denominated in U.S. dollars.

The cancellation of accumulated impairment losses on “Other intangible assets with a finite useful life” was due to the classification of Sofora—Telecom Argentina group as a discontinued operation, which also entailed the cancellation of the carrying amounts of the relative intangible assets with an indefinite useful life.

Finally, “Other intangible assets with a finite useful life” included 153 million euros in gross disposals connected with subscriber acquisition costs that were fully amortized by Telecom Italia S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased by 434 million euros compared to December 31, 2011. Details on the breakdown and movements are as follows:

	As of December 31, 2011	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2012
	(millions of euros)
Land	235					(17)	14	232
Buildings (civil and industrial)	795	12	(73)	(1)		(50)	15	698
Plant and equipment	12,108	2,215	(2,614)	(12)	(20)	(395)	555	11,837
Manufacturing and distribution equipment	32	12	(14)			—	9	39
Other	724	194	(306)	(2)	(7)	(50)	124	677
Construction in progress and advance payments	1,005	726		(1)	(1)	(64)	(683)	982

Total	14,899	3,159	(3,007)	(16)	(28)	(576)	34	14,465

Property, plant and equipment owned decreased by 2,166 million euros compared to December 31, 2012. Details on the breakdown and movements are as follows:

	As of December 31, 2012	Discontinued Operations	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2013
	(millions of euros)
Land	232	(93)				(1)	(3)		135
Buildings (civil and industrial)	698	(282)	12	(44)		(1)	(4)	1	380
Plant and equipment	11,837	(876)	1,986	(2,166)		(14)	(414)	241	10,594
Manufacturing and distribution equipment	39	(3)	14	(14)				5	41
Other	677	(191)	155	(194)		(5)	(30)	42	454
Construction in progress and advance payments	982	(236)	296			(1)	(43)	(303)	695

Total	14,465	(1,681)	2,463	(2,418)	—	(22)	(494)	(14)	12,299

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2013 mainly related to Telecom Italia S.p.A. (115 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use and light constructions. The balance at the end of 2013 was mainly attributable to Telecom Italia S.p.A. (327 million euros).

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone traffic. The balance at December 31, 2013 mainly related to Telecom Italia S.p.A. (8,110 million euros) and to companies of the Brazil Business Unit (2,127 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount was in line with the end of the prior year and was primarily carried by Telecom Italia S.p.A.

Other is mostly made up of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Additions in 2013 also included 236 million euros of internally generated assets (286 million euros in 2012). Further details are provided in the Note “Internally generated assets”.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2013 and 2012 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3%-50%
Manufacturing and distribution equipment	20%
Other	11%-33%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2013 and 2012 can be summarized as follows:

	As of December 31, 2013
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	135			135
Buildings (civil and industrial)	1,424	(2)	(1,042)	380
Plant and equipment	64,370	(51)	(53,725)	10,594
Manufacturing and distribution equipment	276	(1)	(234)	41
Other	3,866	(3)	(3,409)	454
Construction in progress and advance payments	696	(1)	—	695

Total	70,767	(58)	(58,410)	12,299

	As of December 31, 2012
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	232			232
Buildings (civil and industrial)	1,768	(6)	(1,064)	698
Plant and equipment	65,174	(67)	(53,270)	11,837
Manufacturing and distribution equipment	268	(2)	(227)	39
Other	4,211	(6)	(3,528)	677
Construction in progress and advance payments	983	(1)		982

Total	72,636	(82)	(58,089)	14,465

The reduction in accumulated impairment losses was primarily connected with changes in the scope of consolidation due to the sale of La7 S.r.l.

Assets held under finance leases

Assets held under finance lease decreased by 80 million euros compared to December 31, 2011. Details on the breakdown and movements are as follows:

	As of December 31, 2011	Addition	Depreciation	Other changes	As of December 31, 2012
	(millions of euros)
Buildings (civil and industrial)	1,042	24	(113)	19	972
Other	16	10	(8)	(1)	17
Construction in progress and advance payments	36	8		(19)	25

Total	1,094	42	(121)	(1)	1,014

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Assets held under finance lease decreased by 94 million euros compared to December 31, 2012. Details on the breakdown and movements are as follows:

	As of December 31, 2012	Discontinued Operations	Addition	Depreciation	Other changes	As of December 31, 2013
	(millions of euros)
Buildings (civil and industrial)	972		21	(117)	7	883
Other	17	(8)	2	(6)		5
Construction in progress and advance payments	25		19		(12)	32

Total	1,014	(8)	42	(123)	(5)	920

Buildings (civil and industrial) includes those under long rent leases and related building adaptations. They refer almost entirely to Telecom Italia S.p.A.

Other basically comprises the capitalization of finance leases of Data Center hardware.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2013 and 2012 can be summarized as follows:

	As of December 31, 2013
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,106	(27)	(1,196)	883
Other	90		(85)	5
Construction in progress and advance payments	32			32

Total	2,228	(27)	(1,281)	920

	As of December 31, 2012
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,078	(27)	(1,079)	972
Other	98		(81)	17
Construction in progress and advance payments	25			25

Total	2,201	(27)	(1,160)	1,014

At December 31, 2013 and 2012, finance lease payments due in future years and their present value are as follows:

	As of December 31,
	2013		2012
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of euros)
Within 1 year	215	194	229	204
From 2 to 5 years	882	582	880	599
Beyond 5 years	741	379	857	364

Total	1,838	1,155	1,966	1,167

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31,
	2013	2012
	(millions of euros)
Future net minimum lease payments	1,838	1,966
Interest portion	(683)	(799)

Present value of lease payments	1,155	1,167

Financial lease liabilities	1,293	1,378
Financial receivables for lease contracts	(138)	(211)

Total net finance lease liabilities	1,155	1,167

At December 31, 2013, the inflation adjustment to finance lease payments was approximately 35 million euros (approximately 31 million euros at December 31, 2012) and related almost entirely to Telecom Italia S.p.A.

NOTE 8—INVESTMENTS

Investments, which were substantially unchanged with respect to December 31, 2012, consisted of:

	As of December 31,
	2013	2012
	(millions of euros)
Investments accounted for using the equity method:
Associates	65	65
Joint Ventures	—	—

Total	65	65

Investments in associates accounted for using the equity method are detailed as follows:

	As of December 31, 2011	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2012
	(millions of euros)
Trentino NGN S.r.l.					25	25
Tiglio I S.r.l	22			(7)		15
Tiglio II	1					1
Others	23	3	(3)	1		24

Total	46	3	(3)	(6)	25	65

	As of December 31, 2012	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2013
	(millions of euros)
Trentino NGN S.r.l.	25					25
Tiglio I S.r.l	15			(1)		14
Tiglio II	1					1
Others	24			1		25

Total	65	—	—	—	—	65

The list of investments accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Investments in associates accounted for using the equity method of the Telecom Italia Group are not material both individually or in aggregate form.

Investments in structured entities

Telecom Italia Group does not hold investments in structured entities.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other investments

Other investments refer to the following:

	As of December 31, 2011	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2012
	(millions of euros)
Assicurazioni Generali	2			1		3
Fin.Priv.	10					10
Sia	11					11
Others	15	1		(1)		15

Total	38	1	—	—	—	39

	As of December 31, 2012	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2013
	(millions of euros)
Assicurazioni Generali	3			—		3
Fin.Priv.	10			4		14
Sia	11					11
Others	15				(1)	14

Total	39	—	—	4	(1)	42

In accordance with IAS 39, other investments represent available-for-sale financial assets.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 9—FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) are composed as follows:

		As of December 31,
		2013	2012
		(millions of euros)
Non-current financial assets
Securities, financial receivables and other non-current financial assets:
Securities other than investments		6	22
Financial receivables for lease contracts		58	110
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,018	2,291
Receivables from employees		31	34
Non-hedging derivatives		137	33
Other financial receivables		6	6

Total non-current financial assets	(A)	1,256	2,496

Current financial assets
Securities other than investments
Held for trading		—	—
Held to maturity		—	—
Available for sale		1,348	754

		1,348	754
Financial receivables and other current financial assets:
Liquid assets with banks, financial institutions and post offices (with a maturity greater than 3 months)		—	83
Receivables from employees		12	13
Financial receivables for lease contracts		80	101
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		173	246
Non-hedging derivatives		7	39
Other short-term financial receivables		11	20

		283	502
Cash and cash equivalents		5,744	7,436

Total current financial assets	(B)	7,375	8,692

Financial assets relating to Discontinued operations/Non-current assets held for sale	(C)	657	—

Total non-current and current financial assets	(A+B+C)	9,288	11,188

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which Telecom Italia is the guarantor;

•	portion of rental contracts, with the rendering of accessory services denominated the “full rent” formula.

“Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature” refer to the mark-to-market component, while “Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature” mainly consist of accrued income on derivative contracts. Further details are provided in the Note “Derivatives”.

The issuance by Telecom Italia Finance S.A. of a total of 1.3 billion euros of “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” resulted in the recognition

Consolidated Financial Statements	Notes To Consolidated Financial Statements

in the financial statements of the option embedded in the financial instruments, separate from the debt liability itself. The fair value of the option, classified as “Non-current financial assets—Non-hedging derivatives”, at year end was 63 million euros. Further details are provided in the note “Financial liabilities (Non-current and current).

Securities other than investments (included in current assets) related to listed securities, classified as available-for-sale due beyond three months. They consisted of: 258 million euros of Italian government bonds purchased by Telecom Italia S.p.A.; 866 million euros of Italian and European government bonds purchased by Telecom Italia Finance S.A.; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 219 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of government bonds and CCTs which represent investments in “sovereign debt securities”, were made in accordance with guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group in August 2012, in replacement of the previous policy in force as of July 2009.

Cash and cash equivalents decreased, also as a result of the buyback of bonds, by 1,692 million euros compared to December 31, 2012. The breakdown is as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Liquid assets with banks, financial institutions and post offices	4,131	5,761
Checks, cash and other receivables and deposits for cash flexibility	1	2
Securities other than investments (due within 3 months)	1,612	1,673

Total	5,744	7,436

Cash and cash equivalents at December 31, 2013 do not include amounts relating to the Sofora—Telecom Argentina group (classified under discontinued operations), totaling 616 million euros, which at December 31, 2012 were instead included for a total of 489 million euros.

The different technical forms used for the investment of liquidity as of December 31, 2013 can be analyzed as follows:

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

Securities other than investments (due within 3 months) included 1,610 million euros (1,517 million euros at December 31, 2012) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

NOTE 10—MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased by 111 million euros compared to December 31, 2012. They included:

	As of December 31,
	2013		2012
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	782	248	785	337
Medium/long-term prepaid expenses	825	—	711	—

Total	1,607	248	1,496	337

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Miscellaneous receivables and other non-current assets amounted to 1,607 million euros (1,496 million euros at December 31, 2012) and included Income tax receivables of 363 million euros (359 million euros at December 31, 2012).

Miscellaneous receivables are mainly related to the Brazil Business Unit (414 million euros), inclusive of court deposits of 227 million euros, and the Domestic Business Unit (361 million euros), inclusive of tax credit on income taxes and related interest of 352 million euros, which are discussed in more detail in the specific Note “Income taxes”.

Medium/long-term prepaid expenses totaled 825 million euros (711 million euros at December 31, 2012) and mainly related to the deferral of costs in connection with the activation of telephone contracts, essentially attributable to the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 11—INCOME TAXES

Income tax receivables

Non-current and current income tax receivables at December 31, 2013 amounted to 486 million euros (436 million euros at December 31, 2012).

Specifically, they consisted of:

•

non-current income tax receivables of 363 million euros (359 million euros at December 31, 2012), including 352 million euros relating to the Domestic Business Unit for taxes and interest resulting from the recognized deductibility of IRAP tax on the cost of labor for IRES tax purposes relating to years prior to 2012, following the entry into force of Decree Law 16/2012;

•

current income tax receivables of 123 million euros (77 million euros at December 31, 2012) mainly relating to receivables due to Domestic Business Unit companies (107 million euros) and to the Brazil Business Unit companies (15 million euros).

Deferred tax assets and deferred tax liabilities

The net balance of 805 million euros at December 31, 2013 (584 million euros at December 31, 2012) mainly related to the Brazil Business Unit, 225 million euros (396 million euros at December 31, 2012), and 565 million euros to the Parent Telecom Italia S.p.A. (842 million euros at December 31, 2012) and was broken down as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Deferred tax assets	1,039	1,432
Deferred tax liabilities	(234)	(848)

Total	805	584

At December 31, 2012 the net balance also included the Sofora—Telecom Argentina group (-487 million euros), reclassified as Discontinued operations/Non-current assets held for sale at December 31, 2013.

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

	As of December 31,
	2013	2012
	(millions of euros)
Deferred tax assets	1,334	1,574
Deferred tax liabilities	(529)	(990)

Total	805	584

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Upon presentation of the tax return for the year 2008, the Parent, Telecom Italia, took advantage of the possibility of realigning the differences between the IAS financial statements associated with transactions that fall under the “derivation regime” and the tax amounts at January 1, 2009, pursuant to Legislative Decree 185 of November 29, 2008; this realignment—which involved the reabsorption of the relative net deductible temporary differences in equal amounts over five years from 2009 to 2013—resulted in an absorption of net deferred tax assets of approximately 60 million euros per year. In 2013, residual deferred assets of 64 million euros were entirely reabsorbed.

The temporary differences which made up this line item at December 31, 2013 and 2012, as well as the movements during 2013 were as follows:

	As of December 31, 2012	Discontinued Operations	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	As of December 31, 2013
	(millions of euros)
Deferred tax assets:
Tax loss carryforwards	409	(1)	(79)		(51)	278
Derivatives	420		1	77	(14)	484
Provision for bad debts	285	(14)	(51)		(7)	213
Provisions	203	(57)	(2)		(3)	141
Provisions for pension fund integration Law 58/92	13		(3)			10
Capital grants	6		(2)			4
Taxed depreciation and amortization	132		6			138
Unused tax credit (realignment, Leg. Decree 185/08)	64		(64)			—
Other deferred tax assets	42	71	(21)		(26)	66

Total	1,574	(1)	(215)	77	(101)	1,334

Deferred tax liabilities
Derivatives	(297)		(24)	6	16	(299)
Business combinations—for step-up of net assets in excess of tax basis	(560)	463	(23)		15	(105)
Deferred gains	(2)		(17)			(19)
Accelerated depreciation	(37)		1			(36)
Discounting of provision for employee severance indemnities	(33)		1	1	1	(30)
Other deferred tax liabilities	(61)	25	(2)	(2)		(40)

Total	(990)	488	(64)	5	32	(529)

Total net deferred tax assets (liabilities)	584	487	(279)	82	(69)	805

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The expected reversal of deferred tax assets and deferred tax liabilities at December 31, 2013 were as follows:

	Within 1 year	Beyond 1 year	Total at December 31, 2013
	(millions of euros)
Deferred tax assets	420	914	1,334
Deferred tax liabilities	(93)	(436)	(529)

Total net deferred tax assets (liabilities)	327	478	805

At December 31, 2013, the Telecom Italia Group had unused tax loss carryforwards of 3,497 million euros mainly referring to the Brazil Business Unit and the companies Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)
2014	1
2015	—
2016	1
2017	3
2018	1
Expiration after 2018	134
Without expiration	3,357

Total unused tax loss carryforwards	3,497

Tax loss carryforwards considered in the calculation of deferred tax assets amounted to 869 million euros at December 31, 2013 (1,257 million euros at December 31, 2012) and mainly referred to the Brazil Business Unit and the company Telecom Italia International.

Instead, deferred tax assets of 803 million euros (866 million euros at December 31, 2012) have not been recognized on 2,628 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable

At December 31, 2013, we have not recognized deferred tax liabilities on approximately 1 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because we are in a position to control the timing of the distribution and it is probable that such profits will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized when these reserves become distributable is in any case not significant.

Deferred taxes have however been recognized (12 million euros) on tax-suspended reserves and undistributed earnings of the Sofora—Telecom Argentina group due to its envisaged disposal.

Income tax payables

Income tax payables amounted to 75 million euros (183 million euros at December 31, 2012). They were broken down as follows:

	At December 31,
	2013	2012
	(millions of euros)
Income tax payables:
Non-current	55	59
Current	20	124

Total	75	183

Specifically, the non-current portion, amounting to 55 million euros, refers entirely to the Brazil Business Unit, while the current portion, amounting to 20 million euros, refers primarily to the Brazil Business Unit (11 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Income tax expense

Including income taxes on discontinued operations, income tax expense amounted to 1,336 million euros, an increase of 101 million euros compared to 2012 (1,235 million euros).

Details are as follows:

		2013	2012	2011
		(millions of euros)
Current taxes for the year		830	1,233	1,285
Net difference in prior years estimates		2	(365)	(98)

Total current taxes		832	868	1,187
Deferred taxes		279	218	236

Total taxes on continuing operations	(A)	1,111	1,086	1,423
Total taxes on Discontinued operations/Non-current assets held for sale	(B)	225	149	187

Total income tax expense for the year	(A+B)	1,336	1,235	1,610

In 2012, income tax expense was positively affected by the recognition of a tax credit referring to previous years of 319 million euros for IRES tax refunds of IRAP tax on the cost of labor (Decree Law 16/2012). Net of this effect, in 2013 income tax expense showed a decrease of 218 million euros compared to 2012, mainly as a result of the reduction in the tax base of the Parent Telecom Italia and the Brazil Business Unit, partially offset by the increase in the tax base of Sofora—Telecom Argentina group.

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax expense for the years ended December 31, 2013, 2012 and 2011 is the following:

	2013	2012	2011
	(millions of euros)
Profit (loss) before tax
From continuing operations	532	(293)	(3,253)
From Discontinued operations/Non-current assets held for sale	566	251	497

Total profit (loss) before tax	1,098	(42)	(2,756)

Theoretical income taxes	302	(12)	(758)
Income tax effect on increase (decrease) in variations:
Tax losses of the year not considered recoverable	17	31	15
Tax losses not considered recoverable in prior years and recoverable in future years	(10)	(10)	(40)
Non-deductible costs	60	39	29
Non-deductible goodwill impairment charge	601	1,179	2,025
Benefit from IRES tax reimbursement for partial deductibility of IRAP tax	—	(319)	—
Other net differences	95	7	3

Effective income tax recognized in income statement, excluding IRAP tax	1,065	915	1,274
IRAP tax	271	320	336

Total effective income tax recognized in income statements	1,336	1,235	1,610

The impact of IRAP tax is shown separately in order to avoid any distortion effect, since the tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 12—INVENTORIES

Inventories decreased by 71 million euros compared to December 31, 2012 and consisted of the following:

	As of December 31,
	2013	2012
	(millions of euros)
Raw materials and supplies	2	3
Work in progress and semifinished products	3	4
Finished goods	360	429

Total	365	436

Inventories particularly refer to Telecom Italia S.p.A. for 154 million euros (112 million euros at December 31, 2012), and to the companies in the Brazil Business Unit for 92 million euros (100 million euros at December 31, 2012). They mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories.

Another 77 million euros (86 million euros at December 31, 2012) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

In 2013, inventories were written down by 6 million euros (13 million euros in 2012), mainly to adjust the carrying amount of fixed and mobile equipment and handsets for marketing to their estimated realizable value.

No inventories are pledged as collateral.

NOTE 13—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased by 1,617 million euros compared to December 31, 2012 and consisted of the following:

	As of December 31,
	2013		2012
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Amounts due on construction contracts	45		63

Trade receivables:
Receivables from customers	3,269	3,269	4,254	4,254
Receivables from other telecommunications operators	675	675	1,184	1,184

	3,944	3,944	5,438	5,438

Miscellaneous receivables and other current assets:
Other receivables	898	201	1,016	249
Trade and miscellaneous prepaid expenses	502		489

	1,400	201	1,505	249

Total	5,389	4,145	7,006	5,687

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The aging of financial instruments included in “Trade and miscellaneous receivables and other current assets” at December 31, 2013 and December 31, 2012 was as follows:

				Overdue:
	As of December 31, 2013	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	4,145	3,141	1,004	332	174	217	281

				Overdue:
	As of December 31, 2012	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	5,687	4,116	1,571	703	219	239	410

The decrease in current receivables, mostly attributable to the decrease in sales, also reflected the classification of the Sofora—Telecom Argentina group as Discontinued operations/Non-current assets held for sale that were mainly due in the period 0-90 days.

Overdue receivables also decreased compared to December 31, 2012, particularly the range due in “More than 365 days”, which decreased by 129 million euros and was mainly influenced by the reaching of agreements and the settlement of several legal disputes with another operator.

Trade receivables amount to 3,944 million euros (5,438 million euros at December 31, 2012) and are net of the provision for bad debts of 776 million euros (910 million euros at December 31, 2012). The reduction in net trade receivables, of 1,494 million euros, reflected the performance of sales and the impact, amounting to 371 million euros, of the classification of the Sofora—Telecom Argentina group as Discontinued operations /Non-current assets held for sale.

Trade receivables mainly refer to Telecom Italia S.p.A. (2,413 million euros) and the Brazil Business Unit (1,096 million euros).

Trade receivables included 99 million euros (96 million euros at December 31, 2012) of medium/long-term trade receivables from customers, principally in respect of agreements for the sale of indefeasible rights of use (IRU).

Movements in the provision for bad debts were as follows:

	2013	2012
	(millions of euros)
At January 1	910	845
Provision charges to the income statement	272	413
Utilization and decreases	(344)	(308)
Discontinued operations	(32)
Exchange differences and other changes	(30)	(40)

At December 31	776	910

The provision for bad debts consisted of specific write-downs of receivables for a total of 359 million euros (408 million euros at December 31, 2012) and write-downs made on the basis of average uncollectibility for a total of 418 million euros (501 million euros at December 31, 2012).

Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other receivables amounted to 898 million euros (1,016 million euros at December 31, 2012) and were net of a provision for bad debts of 98 million euros (113 million euros at December 31, 2012). Details are as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Advances to suppliers	50	31
Receivables from employees	23	26
Tax receivables	435	525
Sundry receivables	390	434

Total	898	1,016

Tax receivables included 384 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 47 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly included:

•	receivables from factoring companies totaling 140 million euros, of which 89 million euros from Mediofactoring (an Intesa Sanpaolo group company) and 52 million euros from other factoring companies;

•	receivables from social security and assistance agencies for Telecom Italia S.p.A. of 68 million euros;

•

receivable for the Italian Universal Service (27 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia S.p.A.’s obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;

•	receivables from the Italian State and the European Union (15 million euros) for grants regarding research and training projects of Telecom Italia S.p.A.;

•	miscellaneous receivables due to Telecom Italia S.p.A. from other licensed TLC operators (61 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rentals and maintenance payments, as well as the deferral of costs referring to contracts for the activation of telecommunications services. Trade prepaid expenses included, in particular, 425 million euros of the Parent, Telecom Italia (mainly the deferral of costs connected with the activation of new contracts for 282 million euros, building leases for 69 million euros, rent and maintenance payments for 23 million euros and insurance premiums for 14 million euros).

NOTE 14—DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

At December 31, 2013, the Sofora—Telecom Argentina group was considered a disposal group and, accordingly, all related figures were classified in the statement of financial position, under the specific items “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale”.

For further details see the Note “Accounting policies”.

Agreements for the disposal of the Sofora—Telecom Argentina group

On November 13, 2013, the purchase offer made by the Fintech group for the entire controlling interest held in the Sofora—Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International and Tierra Argentea, for a total amount of USD 960 million.

Of this amount, USD 859.5 million will be paid as consideration for the sale of:

•	68% of the ordinary shares of Sofora held by Telecom Italia and Telecom Italia International (USD 750.8 million);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	15,533,834 class B shares of Telecom Argentina, representing 1.58% of the share capital, held by Tierra Argentea (USD 61.2 million);

•	2,351,752 American Depositary Shares, representing 117,588 Preferred B shares of Nortel, equal to 8% of the Preferred B shares held by Tierra Argentea (USD 47.5 million).

The remaining USD 100.5 million will be paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver and amendment of certain rights under the current shareholders’ agreement relating to Telecom Argentina, in favor of the Werthein group, which will retain 32% of the voting shares of Sofora, and the commitment by Fintech to pay amounts already reserved for dividends by Telecom Argentina, if such dividends are not declared and paid by the Telecom Argentina group prior to closing.

Telecom Italia Group has received certain guarantees of performance under the agreements, including the pledge by Fintech of American Depositary Shares representing Preferred B shares of Nortel, in a number equivalent to an initial average market value of USD 100 million.

In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for total amount of USD 108.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina is now reduced to 19.3% (22.7% at December 31, 2012).

The sale of the Sofora shares is conditional upon obtaining certain required regulatory approvals.

— • —

The breakdown of the assets and liabilities of the Sofora—Telecom Argentina group is provided below:

	As of December 31,
	2013	2012
	(millions of euros)
Discontinued operations /Non-current assets held for sale
of a financial nature	657	—
of a non-financial nature	2,871	—

Total (a)	3,528	—

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	27	—
of a non-financial nature	1,534	—

Total (b)	1,561	—

Net value of the assets related to the disposal group (a-b)	1,967	—
of which amounts accumulated through the Comprehensive Income Statement	(1,019)	—
Net value of the assets related to the disposal group attributable to owners of the Parent	367	—
of which amounts accumulated through the Comprehensive Income Statement	(170)	—
Net value of the assets related to the disposal group attributable to Non-controlling interests	1,600	—
of which amounts accumulated through the Comprehensive Income Statement	(849)	—

The amounts accumulated in Equity through the Comprehensive income statement relate to the “Reserve for exchange differences on translating foreign operations”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The assets of a financial nature are broken down as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Non-current financial assets	27	—
Current financial assets	630	—

Total	657	—

The assets of a non-financial nature are broken down as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Non-current assets	2,322	—
Intangible assets	825	—
Tangible assets	1,473	—
Other non current assets	24	—
Current assets	549	—

Total	2,871	—

The liabilities of a financial nature are broken down as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Non-current financial liabilities	25	—
Current financial liabilities	2	—

Total	27	—

The liabilities of a non-financial nature are broken down as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Non-current liabilities	491	—
Current liabilities	1,043	—

Total	1,534	—

— • —

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The items relating to “Profit (loss) from Discontinued operations/Non-current assets held for sale” within the separate consolidated income statements are shown below:

		Year ended December 31,
		2013	2012	2011
		(millions of euros)
Income statement effects from Discontinued operation/Non-current assets held for sale:
Revenues		3,749	3,784	3,220
Other income		9	13	6
Operating expenses		(2,721)	(2,677)	(2,190)
Depreciation and amortization, gains (losses) on disposals and impairements of non-current assets		(495)	(653)	(527)
Goodwill impairment loss attributed to the Sofora—Telecom Argentina group and intangible assets		(24)	(253)	—

Operating profit (loss)		518	214	509
Finance income (expenses)		73	33	—

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		591	247	509
Income tax expense		(213)	(148)	(187)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A)	378	99	322
Other income statement effects:
Deferred taxes and other minor entries connected to the sale of the Sofora—Telecom Argentina group	(B)	(12)	—	—
Incidental costs connected to the sale of Sofora—Telecom Argentina group	(C)	(6)	1	1
Other income/(expenses) connected to sales in previous years	(D)	(19)	2	(13)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(A+B+C+D)	341	102	310

The income statement effects relate in particular to:

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Sofora—Telecom Argentina group	360	100	323
Other discontinued operations	(19)	2	(13)

Total	341	102	310

Profit (loss) from Discontinued operations/Non-current assets held for sale was attributable to the Owners of the Parent for 47 million euros (-108 million euros in 2012 and 53 million euros in 2011) and to Non-controlling interests for 294 million euros (210 million euros in 2012 and 257 million euros in 2011).

Also, the consolidated statements of comprehensive income include translation of foreign operations losses of the Sofora—Telecom Argentina group, of -676 million euros in 2013, -396 million euros in 2012 and -107 million euros in 2011. Consequently, the total comprehensive income (loss) from Discontinued operations/Non-current assets held for sale was negative by 335 million euros in 2013, by 294 million euros in 2012 and positive by 203 million euros in 2011.

— • —

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Discontinued operations/Non-current assets held for sale:
Cash flows from (used in) operating activities	895	820	931
Cash flows from (used in) investing activities	(603)	(701)	(523)
Cash flows from (used in) financing activities	(165)	(148)	(191)

Total	127	(29)	217

NOTE 15—EQUITY

Equity consists of:

	As of December 31,
	2013	2012
	(millions of euros)
Equity attributable to owners of the Parent	17,061	19,378
Non-controlling interests	3,125	3,634

Total	20,186	23,012

The composition of the Equity attributable to owners of the Parent is the following:

	As of December 31,
	2013	2012
	(millions of euros)
Share capital	10,604	10,604
Paid-in capital	1,704	1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year(*)	4,753	7,070

Total	17,061	19,378

(*) of which:

Reserve for available-for-sale financial assets	39	43
Reserve for hedging instruments	(561)	(383)
Reserve for exchange differences on translating foreign operations	(377)	504
Reserve for remeasurements of employee defined benefit plans (IAS 19)	132	154
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	—	(1)
Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	5,520	6,753

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Movements in share capital during 2013, 2012 and 2011 are presented in the following tables:

Reconciliation between the number of outstanding shares at December 31, 2010 and December 31, 2011

	Shares as of December 31, 2010	Shares issued for plans destined for employees	Shares as of December 31, 2011	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,407,963,078	8,876,296	13,416,839,374	69.01%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,245,746,691	8,876,296	13,254,622,987

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.99%

Total Telecom Italia S.p.A shares issued (a+d)	19,434,083,739	8,876,296	19,442,960,035	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,271,867,352	8,876,296	19,280,743,648

Reconciliation between the number of outstanding shares at December 31, 2011 and December 31, 2012

	Shares as of December 31, 2011	Shares issued for plans destined for employees	Shares as of December 31, 2012	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,416,839,374	—	13,416,839,374	69.01%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,254,622,987	—	13,254,622,987

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.99%

Total Telecom Italia S.p.A. shares issued (a+d)	19,442,960,035	—	19,442,960,035	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,280,743,648	—	19,280,743,648

Reconciliation between the number of outstanding shares at December 31, 2012 and December 31, 2013

	Shares as of December 31, 2012	Shares issued for plans destined for employees	Shares as of December 31, 2013	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,416,839,374	204,151	13,417,043,525	69.01%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,254,622,987	204,151	13,254,827,138

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.99%

Total Telecom Italia S.p.A. shares issued (a+d)	19,442,960,035	204,151	19,443,164,186	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,280,743,648	204,151	19,280,947,799

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2010 and December 31, 2011

	Share capital as of December 31, 2010	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2011
	(millions of euros)
Ordinary Shares issued (a)	7,375	4	7,379
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,286	4	7,290

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,689	4	10,693

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,600	4	10,604

Reconciliation between the value of the outstanding shares as of December 31, 2011 and December 31, 2012

	Share capital as of December 31, 2011	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2012
	(millions of euros)
Ordinary Shares issued (a)	7,379	—	7,379
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,290	—	7,290

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,693	—	10,693

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,604	—	10,604

Reconciliation between the value of the outstanding shares as of December 31, 2012 and December 31, 2013

	Share capital as of December 31, 2012	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2013
	(millions of euros)
Ordinary Shares issued (a)	7,379	—	7,379
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,290	—	7,290

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,693	—	10,693

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,604	—	10,604

In 2013, share capital increased 112,283.05 euros as a result of the issuance of ordinary shares as part of the first stage of the “Long Term Incentive Plan 2010-2015”, approved by the Company’s shareholders’ meeting of April 29, 2010. For further details see the description provided in the Note “Equity compensation plans”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The total amount of ordinary treasury shares at December 31, 2013 is 508 million euros and recorded as follows: the part relating to par value (89 million euros) is recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

Furthermore, with effect from January 22, 2014, the date in which the resolution passed by the Extraordinary Shareholders’ Meeting of December 20, 2013 was entered in the Companies Register, the ordinary and savings shares of Telecom Italia S.p.A. shall be without par value.

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

Debt capital is structured according to different maturities and currencies to ensure an adequate diversification of the sources of funding and an efficient access to external sources of financing (taking advantage of the best opportunities offered in the financial markets of the euro, U.S. dollar and Pound sterling areas to minimize costs), taking care to reduce the refinancing risk.

The remuneration of equity is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

RIGHTS OF SAVINGS SHARES

The rights of the Telecom Italia S.p.A. savings shares are indicated below:

•

the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

•

after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•

if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of Telecom Italia S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Paid-in capital, amounting to 1,704 million euros, is unchanged compared to December 31, 2012.

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year comprise:

•

The Reserve for available-for-sale financial assets, which has a positive balance of 39 million euros at December 31, 2013, down 4 million euros compared to December 31, 2012. The decrease includes unrealized gains on the investments in Assicurazioni Generali and Fin. Priv. (4 million euros) of the Parent, Telecom Italia, as well as the unrealized gains on the securities portfolio of Telecom Italia Finance (4 million euros) and the negative fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (12 million euros). This reserve is expressed net of deferred tax liabilities of 14 million euros (at December 31, 2012, it was expressed net of deferred tax liabilities of 18 million euros).

•

The Reserve for hedging instruments, which has a negative balance of 561 million euros at December 31, 2013, decreasing 178 million euros compared to December 31, 2012. This reserve is expressed net of deferred tax assets of 214 million euros (at December 31, 2012, it was expressed net of deferred tax assets of 143 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

•

The Reserve for exchange differences on translating foreign operations showed a negative balance of 377 million euros at December 31, 2013, down 881 million euros compared to December 31, 2012. This mainly refers to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit (negative by 202 million euros) and in the Sofora—Telecom Argentina group (negative by 170 million euros).

•

The Reserve for remeasurement of employee defined benefit plans, shows a positive balance of 132 million euros, down 22 million euros compared to December 31, 2012. This reserve is expressed net of deferred tax liabilities of 53 million euros (at December 31, 2012, it was expressed net of deferred tax liabilities of 60 million euros). In particular, this reserve includes the recognition of changes in actuarial gains and losses.

•

The Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method, is nil at December 31, 2013, an increase of 1 million of euros compared to December 31, 2012.

•

Sundry reserves and retained earnings (accumulated losses) including loss for the year amounted to 5,520 million euros, decreasing 1,233 million euros compared to December 31, 2012. The change is mainly due to the sum of the following:

–	dividends of 452 million euros (895 million euros in 2012);

–	loss for the year attributable to owners of the Parent of 674 million euros (loss for the year of 1,627 million euros in 2012).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Equity attributable to Non-controlling interests amounts to 3,125 million euros, mainly relating to the companies of the Brazil Business Unit (1,538 million euros) and the Sofora—Telecom Argentina group (1,600 million euros), down 509 million euros compared to December 31, 2012 and is principally represented by the sum of:

•	dividends of 183 million euros;

•	profit for the year attributable to Non-controlling interests of 436 million euros (350 million euros in 2012);

•	negative change in the “Reserve for exchange differences on translating foreign operations” of 866 million euros.

The exchange differences on translating foreign operations mainly relate to the Brazil Business Unit (negative by 169 million euros) and the Sofora—Telecom Argentina group (negative by 849 million euros).

FUTURE POTENTIAL CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

AUTHORIZATIONS FOR THE ISSUE OF CONVERTIBLE BONDS AND THE BUYBACK OF TREASURY SHARES

On November 7, 2013, the Board of Directors of Telecom Italia approved, to the extent of its responsibility, the issuance of the fixed rate subordinated equity-linked bond already discussed above issued by Telecom Italia Finance S.A. and named “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 16—FINANCIAL LIABILITIES (NON—CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

		As of December 31,
		2013	2012
		(millions of euros)
Financial payables (medium/long-term):
Bonds		22,060	23,956
Convertible Bonds		1,454
Amounts due to banks		4,087	5,944
Other financial payables		356	460

		27,957	30,360
Finance lease liabilities (medium/long-term)		1,100	1,159
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,026	2,558
Non-hedging derivatives		—	13
Other liabilities		1	1

		2,027	2,572

Total non-current financial liabilities	(A)	31,084	34,091

Financial payables (short-term):
Bonds		2,503	3,593
Convertible Bonds		10
Amounts due to banks		2,790	1,287
Other financial payables		400	684

		5,703	5,564
Finance lease liabilities (short-term)		193	219
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		207	350
Non-hedging derivatives		16	17
Other liabilities		—	—

		223	367

Total current financial liabilities	(B)	6,119	6,150

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C)	27	—

Total financial liabilities (Gross financial debt)	(A+B+C)	37,230	40,241

The fixed-income equity-linked subordinated bond issue of 1,300 million euros with mandatory conversion at maturity (2016), issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A, has been classified under Financial liabilities.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2013		As of December 31, 2012
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	8,925	6,472	12,499	9,474
GBP	2,536	3,043	2,535	3,106
BRL	3,258	1,008	2,945	1,092
JPY	19,873	137	19,865	175
ARS	64	7	331	51
PYG	—	—	123,347	22
EURO		26,536		26,321

		37,203		40,241
Discontinued Operations		27		—

		37,230		40,241

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

	As of December 31,
	2013	2012
	(millions of euros)
Up to 2.5%	5,578	5,917
From 2.5% to 5%	6,042	6,222
From 5% to 7.5%	16,936	18,246
From 7.5% to 10%	4,503	4,977
Over 10%	468	505
Accruals/deferrals, MTM and derivatives	3,676	4,374

	37,203	40,241
Discontinued Operations	27	—

	37,230	40,241

Following the use of derivative hedging instruments, the gross financial debt by nominal interest rate bracket is:

	As of December 31,
	2013	2012
	(millions of euros)
Up to 2.5%	6,452	8,633
From 2.5% to 5%	9,051	8,121
From 5% to 7.5%	13,465	15,180
From 7.5% to 10%	4,022	3,229
Over 10%	537	704
Accruals/deferrals, MTM and derivatives	3,676	4,374

	37,203	40,241
Discontinued Operations	27	—

	37,230	40,241

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities—nominal repayment amount:

	Maturing by December 31, of the year
	2014	2015	2016	2017	2018	After 2018	Total
	(millions of euros)
Bonds(*)	1,789	2,025	2,250	2,900	2,975	11,646	23,585
Loans and other financial liabilities	2,731	1,195	725	828	748	1,649	7,876
Finance lease liabilities	177	127	129	140	149	554	1,276

Total	4,697	3,347	3,104	3,868	3,872	13,849	32,737
Current financial liabilities	466	—	—	—	—	—	466

Total excluding Discontinued Operations	5,163	3,347	3,104	3,868	3,872	13,849	33,203
Discontinued Operations	26	—	—	—	—	—	26

Total	5,189	3,347	3,104	3,868	3,872	13,849	33,229

(*)	With regard to the Mandatory Convertible Bond due 2016, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into shares.

The main components of financial liabilities are commented below.

Bonds were broken down as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Non-current portion	22,060	23,956
Current portion	2,503	3,593

Total carrying amounts	24,563	27,549
Fair value adjustment and measurement at amortized cost	(978)	(1,226)

Total nominal repayment amount	23,585	26,323

Convertible bonds were broken down as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Non-current portion	1,454	—
Current portion	10	—

Total carrying amounts	1,464	—
Fair value adjustment and measurement at amortized cost	(164)	—

Total nominal repayment amount(*)	1,300	—

(*)	The repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The nominal repayment amount of the bonds and convertible bonds totals 24,885 million euros, down 1,438 million euros compared to December 31, 2012 (26,323 million euros) as a result of the new issues, repayments and buybacks in 2013.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2013 (%)	Market value as of December 31, 2013 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	284	284.1	7.875%	01/22/2009	01/22/2014	99.728	100.336	285
Euro	557	556.8	4.750%	05/19/2006	05/19/2014	99.156	101.345	564
Euro	750	750	4.625%	06/15/2012	06/15/2015	99.685	103.707	778
Euro	120	120	3 Month Euribor+0.66%	11/23/2004	11/23/2015	100	96.875	116
GBP	500	599.7	5.625%	06/29/2005	12/29/2015	99.878	105.358	632
Euro	1,000	1,000	5.125%	01/25/2011	01/25/2016	99.686	105.716	1,057
Euro	850	850	8.250%	03/19/2009	03/21/2016	99.740	112.536	957
Euro	400	400	3 Month Euribor+0.79%	06/07/2007	06/07/2016	100	96.703	387
Euro	1,000	1,000	7.000%	10/20/2011	01/20/2017	(a)100.185	111.997	1,120
Euro	1,000	1,000	4.500%	09/20/2012	09/20/2017	99.693	104.836	1,048
GBP	750	899.6	7.375%	05/26/2009	12/15/2017	99.608	110.274	992
Euro	750	750	4.750%	05/25/2011	05/25/2018	99.889	105.036	788
Euro	750	750	6.125%	06/15/2012	12/14/2018	99.737	110.537	829
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.070	106.732	1,334
GBP	850	1,019.6	6.375%	06/24/2004	06/24/2019	98.850	104.764	1,068
Euro	1,000	1,000	4.000%	12/21/2012	01/21/2020	99.184	99.498	995
Euro	1,000	1,000	4.875%	09/25/2013	09/25/2020	98.966	102.763	1,028
Euro	(b)198	198	6 Month Euribor (base 365)	01/01/2002	01/01/2022	100	100	198
Euro	1,250	1,250	5.250%	02/10/2010	02/10/2022	99.295	102.219	1,278
GBP	400	479.8	5.875%	05/19/2006	05/19/2023	99.622	96.380	462
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667	79.735	534
Euro	750	750	7.750%	03/20/2013	03/20/2073	99.499	103.474	776

Sub-Total		16,577.6						17,226

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	(c)1,300	1,300	6.125%	11/15/2013	11/15/2016	100	105.354	1,370
JPY	20,000	138.2	3.550%	04/22/2002	05/14/2032	99.250	91.438	126
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	(a)109.646	109.949	1,116

Sub-Total		2,453.2						2,612

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	(d)779.5	565.2	6.175%	06/18/2009	06/18/2014	100.000	102.184	578
USD	(d)528.3	383.1	4.950%	10/06/2004	09/30/2014	99.651	102.527	393
USD	(d)765.2	554.9	5.250%	09/28/2005	10/1/2015	99.370	105.319	584
USD	1,000	725.1	6.999%	06/04/2008	06/04/2018	100	110.977	805
USD	1,000	725.1	7.175%	06/18/2009	06/18/2019	100	112.260	814
USD	1,000	725.1	6.375%	10/29/2003	11/15/2033	99.558	91.049	660
USD	1,000	725.1	6.000%	10/06/2004	09/30/2034	99.081	86.468	627
USD	1,000	725.1	7.200%	07/18/2006	07/18/2036	99.440	96.792	702
USD	1,000	725.1	7.721%	06/04/2008	06/04/2038	100	100.147	726

Sub-Total		5,853.8						5,889

Total		24,884.6						25,727

(a)	Weighted average issue price for bonds issued with more than one tranche.

(b)	Reserved for employees.

(c)	Mandatory Convertible Bond.

(d)	Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables list the changes in bonds during 2013:

New issues

New issues	Currency	Amount (millions of original currency)	Issue date
Telecom Italia S.p.A. 750 million euros 7.750% maturing 03/20/2073	Euro	750	03/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% maturing 09/25/2020	Euro	1,000	09/25/2013
Telecom Italia Finance S.A. 1,300 million euros 6.125% maturing 11/15/2016	Euro	1,300	11/15/2013

Telecom Italia S.p.A. subordinated bonds, 750 million euros at 7.750%, maturing 3/20/2073

The hybrid debt securities are Telecom Italia’s first subordinated issue on the euro market. The bond has a maturity of 60 years, with final maturity in 2073 and a first call date for the issuer in 2018. The call schedule begins on March 20, 2018 at par, and then continues every five years thereafter. The coupon will step up by 25 bps in 2023, and by a further 75 bps in 2038. The effective yield at the first call date will be 7.875%. The notes are listed on the Luxembourg Stock Exchange. The bond was repaid in advance on March 3, 2014. For more details see the Note “Events subsequent to December 31, 2013”.

Telecom Italia Finance S.A. 1,300 million euros 6.125% maturing 11/15/2016

This is a fixed-income equity-linked subordinated bond issue of 1,300 million euros, issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., with mandatory conversion in Telecom Italia ordinary shares at maturity (“Ordinary Share Bonds”). The minimum conversion price of the Ordinary Share Bonds has been set at 0.6801 euros and the maximum conversion price has been set at 0.8331 euros (or 122.5% of the minimum conversion price). For accounting purposes, the instrument is a financial liability entailing the payment of annual coupons with an optional structure on the basis of which share capital will increase at maturity. This optional structure is considered a derivative financial instrument, measured at fair value through profit or loss over the life of the bond.

The bonds entitle holders to receive at maturity a variable number of Telecom Italia ordinary shares (either existing or newly issued), depending on the market price of the shares. There is, however, a cap and floor on the total number of Telecom Italia ordinary shares that bondholders may receive at maturity. Specifically, if at the maturity date of the bond the market price of Telecom Italia ordinary shares stands:

•

between 0.6801 euros and 0.8331 euros, bondholders are entitled to receive a variable number of Telecom Italia ordinary shares with a total value at the current market price equal to the nominal amount of their bonds (for a minimum total of 1,560,436,922 and a maximum total of 1,911,483,605 Telecom Italia ordinary shares);

•

lower than 0.6801 euros, bondholders are entitled to receive a fixed number of Telecom Italia ordinary shares equal to the nominal amount of their bonds divided by 0.6801 euros (for a total of 1,911,483,605 Telecom Italia ordinary shares);

•

greater than 0.8331 euros, bondholders are entitled to receive a fixed number of Telecom Italia ordinary shares equal to the nominal amount of their bonds divided by 0.8331 euros (for a total of 1,560,436,922 Telecom Italia ordinary shares).

Accordingly, as of the trading date of the bonds (November 8, 2013), the cap and floor applied to the conversion rate of the bonds have been identified as embedded derivatives and recognized separately in the financial statements. This involves separate recognition of:

•	the embedded derivatives, as a single derivative instrument, as a financial asset measured at fair value, with changes in fair value carried in the income statement;

•	a financial liability, net of transaction costs, measured using the amortized cost method.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In the absence of early redemptions of bonds, the issuance to bondholders of Telecom Italia ordinary shares will result in the cancellation of these accounts, without prejudice to the recognition of the deferred annual interest payment, with the reduction in financial liabilities balanced by the recognition of an equivalent increase in consolidated equity.

Under the terms of the issuance, the issuer has the option of choosing to accelerate conversion of the bonds or calling their early conversion. In the event of accelerated conversion, any deferred interest may be settled in cash or in Telecom Italia S.p.A. shares, at the discretion of the issuer.

Repayments

Repayments	Currency	Amount (millions of original currency)	Repayment date
Telecom Italia Finance S.A. 6.875% 678 million euros (1)	Euro	678	01/24/2013
Telecom Italia S.p.A. 6.750% 432 million euros (2)	Euro	432	03/21/2013
Telecom Italia S.p.A. 268 million euros variable rate (3)	Euro	268	07/19/2013
Telecom Italia Capital S.A. 5.250% 2,000 million USD	USD	2,000	11/15/2013

(1)	Net of buybacks by the Company for 172 million euros during 2011 and 2012.

(2)	Net of buybacks by the Company for 218 million euros during 2011 and 2012.

(3)	Net of buybacks by the Company for 232 million euros during 2012.

Buybacks

On June 3, 2013 Telecom Italia S.p.A. successfully concluded the buyback offer on three bond issues of Telecom Italia Capital S.A. in USD, maturing between June 2014 and October 2015, buying back a total nominal amount of USD 1,577 million (equal to approximately 1.2 billion euros). The repurchased bonds are in the portfolio of the buyer Telecom Italia S.p.A., while at consolidated level the bonds have been eliminated from the liabilities.

Details of the bond issues of Telecom Italia Capital S.A. bought back by Telecom Italia S.p.A. are provided below:

Buybacks	Outstanding nominal amount prior to the purchase offer		Repurchased nominal amount		Buyback price
Telecom Italia Capital S.A. 6.175% 1,000 million USD	US$	1,000,000,000	US$	220,528,000	105.382%
Telecom Italia Capital S.A. 4.950% 1,250 million USD	US$	1,250,000,000	US$	721,695,000	105.462%
Telecom Italia Capital S.A. 5.250% 1,400 million USD	US$	1,400,000,000	US$	634,797,000	108.523%

Medium/long-term amounts due to banks of 4,087 million euros (5,944 million euros at December 31, 2012) decreased by 1,857 million euros, mainly as a result of the classification of the Revolving Credit Facility maturing in August 2014 under current financial liabilities. Short-term amounts due to banks totaled 2,790 million euros, increasing 1,503 million euros (1,287 million euros at December 31, 2012). Short-term amounts due to banks included 2,616 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amounted to 356 million euros (460 million euros at December 31, 2012). They included 182 million euros of payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016, and 139 million euros for Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029. Short-term other financial payables amounted to 400 million euros (684 million euros at December 31, 2012), down 284 million euros. They included 108 million euros of the current part of the medium/long-term other financial payables, of which 94 million euros relating to the payable due from Telecom Italia S.p.A. for the purchase of the rights of use for the 800, 1800 and 2600 MHz.

Medium/long-term finance lease liabilities totaled 1,100 million euros (1,159 million euros at December 31, 2012) and mainly related to building sale and leaseback transactions recorded in accordance with the financial method established by IAS 17. Short-term finance lease liabilities amounted to 193 million euros (219 million euros at December 31, 2012).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,026 million euros (2,558 million euros at December 31, 2012). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 207 million euros (350 million euros at December 31, 2012). Further details are provided in the Note “Derivatives”.

At December 31, 2013 there were no non-hedging derivatives relating to items classified as non-current liabilities of a financial nature (13 million euros at December 31, 2012. Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 16 million euros (17 million euros at December 31, 2012). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

“Covenants”, “Negative pledges” and other contract clauses in effect at December 31, 2013

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

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), it is noted that following the downgrade of Telecom Italia to Baa3 by Moody’s on February 11, 2013, the EIB performed a review of all the outstanding contracts (which, at the time, came to a total nominal amount of 3,350 million euros). The parties agreed to slightly modify the contracts with reference to the clauses of asset disposal, negative pledge and event of default cases. Furthermore additional costs (in terms of greater interest rate paid on each loan) have been defined at the expense of Telecom Italia from a minimum of 1 bp p.a. to a maximum of 56 bps p.a., according to the loan maturity. Lastly a clause was added on the basis of which if one or more of the credit ratings of the medium and long-term debt not subordinated to and not guaranteed by Telecom Italia is less than BBB- for Standard & Poor’s, Baa3 for Moody’s and BBB- for Fitch Ratings, the Company must immediately inform the EIB of this. The latter shall have the right to request that additional guarantees be established to its liking, or that Telecom Italia provide another type of guarantee, offering protection in a manner, form and content deemed acceptable by the bank. If Telecom Italia does not comply with the EIB’s requests, the latter shall have the right to demand the immediate repayment of the amount disbursed.

Following the downgrade by Moody’s on October 8, 2013 and Standard & Poor’s on November 14, 2013, the Company provided the contractually required notification and initiated the necessary discussions with the Bank. For the outcome of the discussions please refer to the Note “Events Subsequent to December 31, 2013”.

With reference to the EIB loans not secured by bank guarantees for a nominal amount of 1,450 million euros (out of a total nominal amount of 2,850 million euros at December 31, 2013), the following covenants are applied:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

“Inclusion clause” provided for in the 100 million euros loan of August 5, 2011 and the 300 million euros loan of February 7, 2013: where there are more restrictive clauses (e.g. cross default clauses,

Consolidated Financial Statements	Notes To Consolidated Financial Statements

financial covenants, commitments restricting the sale of goods) conceded by the Company in new loan contracts the EIB shall have the right to ask for guarantees to be set up or changes to be made to the loan contract in order to obtain the equivalent clause in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

“Network Event” contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia’s credit rating.

The syndicated bank line contains the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:

•

Multi-currency revolving credit facility (“MRCF”) (8,000,000,000 euros) due August 1, 2014. The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified.

The provisions regarding change of control are similar to those in the syndicated Forward Start Facilities that will enter into force upon expiry of the MRCF on August 1, 2014, and specifically:

–	Revolving Credit Facility (“RCF 2017”) signed on May 24, 2012 for 4 billion euros and expiring on May 24, 2017; and

–	Revolving Credit Facility (“RCF 2018”) signed on March 25, 2013 for 3 billion euros and expiring on March 26, 2018.

In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement (a) with 2/3 of the Lenders of the MCRF, the facility will cease to be effective and Telecom Italia will be required to repay any sum disbursed to it (currently equal to 1,500,000,000 euros) or (b) with a single bank in the 2017 RCF or 2018 RCF, the bank with which an agreement is not reached may request repayment of the amount disbursed and elimination of the amount relating to its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•	Bonds:

–

fixed rate guaranteed subordinated equity-linked mandatory convertible bonds, convertible into Telecom Italia S.p.A. ordinary shares, issued by Telecom Italia Finance S.A. (the “Issuer”) and guaranteed by Telecom Italia S.p.A. (the “Guarantor”). The trust deed established that if there is a change of control, the Issuer must provide immediate notification of this to the Trustee and the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings of the Guarantor, or (ii) of the parties to the Telco shareholders’ agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;

–

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

•	Contracts with the European Investment Bank (EIB). The total nominal amount is 2.85 billion euros:

–

the contracts signed by Telecom Italia with the EIB, for an amount of 2.15 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

–

the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for an amount of 600 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

–

the three contracts covered by guarantees, signed on September 26, 2011, for a total amount of 200 million euros and the agreements backed by a SACE guarantee concluded on February 7, 2013 for an amount of 100 million euros, contain an “inclusion clause” according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are more stringent than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros.

•

Loan contracts in general: the outstanding loans generally contain a commitment by Telecom Italia—whose breach is an Event of Default—of not implementing mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

•

Senior Secured Syndicated Facility. The contract was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, and provides for the repayment of the loan in 2016. Following the signing of a Waiver & Prepayment Agreement on March 6, 2013 and a Second Prepayment and Waiver

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Agreement on January 15, 2014, the residual capital amount is 39,664,000 Argentine pesos (equal to approximately 4 million euros). The loan is secured by an on-demand bank guarantee for an amount equal to the residual value of the facility. The covenants established by contract, in the form of negative covenants or financial covenants, are consistent with those of syndicated loans and with local practice; there is also a change of control clause that requires the full early repayment of the loan should the Telecom Italia Group hold less than a 100% interest in Tierra Argentea S.A. or lose control of the other Argentine subsidiaries.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2013, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2013:

	As of December 31,
	2013		2012
	Agreed	Drawn down	Agreed	Drawn down
	(billion of euros)
Revolving Credit Facility—expiring February 2013	—	—	1.25	—
Revolving Credit Facility—expiring August 2014	8.00	1.50	8.00	1.50
Revolving Credit Facility—expiring December 2013	—	—	0.20	—

Total	8.00	1.50	9.45	1.50

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 (“RCF 2014”) by 4 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in May 2017.

On March 25, 2013, Telecom Italia entered into another Forward Start Facility which extended the same Revolving Credit Facility of 8 billion euros—already partially extended in 2012—expiring August 2012 (“RCF 2014”) by a further 3 billion euros. The new facility will come into effect as of August 2014 (or at an earlier date should Telecom Italia extinguish its commitments under the current RCF 2014 in advance) and expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

Telecom Italia rating at December 31, 2013

At December 31, 2013, the three rating agencies—Standard & Poor’s, Moody’s and Fitch Ratings—rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Negative
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Negative

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 17—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

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

The Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65%—75% for the fixed-rate component and 25%—35% for the variable-rate component.

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

All derivative financial instruments are entered into with banking and financial counterparts with at least a “BBB-” rating from Standard & Poor’s or equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2013;

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

Price risk—Embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A.

The measurement for accounting purposes of the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. for an amount of 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”) is dependent on various factors including the performance of the ordinary shares of Telecom Italia S.p.A.

With respect to the value at December 31, 2013, if the ordinary shares of Telecom Italia S.p.A., with other valuation factors remaining equal, increase by 10%, the value of the embedded option would suffer a negative change of 102 million euros, whereas for a decrease of 10%, the change would be positive by 100 million euros.

Details of the sensitivity of the other factors that affect the valuation, and of volatility in particular, are provided in the Note “Supplementary disclosure on financial instruments”.

Exchange rate risk—Sensitivity analysis

At December 31, 2013 (and also at December 31, 2012), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk—Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any

Consolidated Financial Statements	Notes To Consolidated Financial Statements

assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at December 31, 2013 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the net fiscal impact, would have been recognized in the income statement of 47 million euros (18 million euros at December 31, 2012).

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

Total financial liabilities (at the nominal repayment amount)

	As of December 31, 2013			As of December 31, 2012
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Bonds	17,677	7,208	24,885	20,823	5,500	26,323
Loans and other financial liabilities	5,160	3,992	9,152	5,744	3,918	9,662

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	22,837	11,200	34,037	26,567	9,418	35,985
Total current financial liabilities(*)	74	392	466	71	567	638

Total excluding Discontinued Operations	22,911	11,592	34,503	26,638	9,985	36,623
Discontinued Operations	26	—	26	—	—	—

Total	22,937	11,592	34,529	26,638	9,985	36,623

(*)

At December 31, 2013, variable-rate current liabilities include 218 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (252 million euros at December 31, 2012).

Total financial assets (at the nominal investment amount)

	As of December 31, 2013			As of December 31, 2012
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Cash and cash equivalents	—	4,131	4,131	—	5,840	5,840
Euro Commercial Papers	—	—	—	—	150	150
Securities	1,002	1,943	2,945	380	1,902	2,282
Other receivables	344	192	536	611	298	909

Total excluding Discontinued Operations	1,346	6,266	7,612	991	8,190	9,181
Discontinued Operations	50	602	652	—	—	—

Total	1,396	6,868	8,264	991	8,190	9,181

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

Total financial liabilities

	As of December 31, 2013		As of December 31, 2012
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	24,673	5.99	26,175	5.90
Loans and other financial liabilities	8,854	3.45	9,692	3.68

Total(*)	33,527	5.32	35,867	5.30

(*)	Does not include Liabilities directly associated with Discontinued operations/non-current assets held for sale of a financial nature.

Total financial assets

	As of December 31, 2013		As of December 31, 2012
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Cash and cash equivalents	4,131	0.33	5,840	1.31
Euro Commercial Papers	—	—	150	0.27
Securities	2,945	6.61	2,282	8.20
Other receivables	193	5.69	276	5.72

Total(*)	7,269	3.01	8,548	3.27

(*)	Does not include Discontinued operations/Non-current assets held for sale of a financial nature.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note “Trade and miscellaneous receivables and other current assets”.

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-months period;

•

bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments were carried out in compliance with the Guidelines on “Financial risk management and control” adopted by the Group in August 2012, which replaced previous policies in force since July 2009.

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

Current financial assets at December 31, 2013, together with unused committed bank lines, ensure complete coverage of debt repayment obligations also beyond the next 24 months.

15.5% of gross financial debt at December 31, 2013 (nominal repayment amount) will become due in the next 12 months.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2013. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives. Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Financial liabilities—Maturities of contractually expected disbursements

		Maturing by December 31, of the year
		2014	2015	2016	2017	2018	After 2018	Total
		(millions of euros)
Bonds(*)	Principal	1,789	2,025	2,250	2,900	2,975	11,646	23,585
	Interest	1,504	1,385	1,260	1,057	850	6,712	12,768

Loans and other financial liabilities	Principal	2,731	1,195	725	828	748	1,649	7,876
	Interest	251	143	192	30	27	(51)	592

Finance lease liabilities	Principal	177	127	129	140	149	554	1,276
	Interest	98	87	79	70	59	263	656

Non-current financial liabilities(**)	Principal	4,697	3,347	3,104	3,868	3,872	13,849	32,737
	Interest	1,853	1,615	1,531	1,157	936	6,924	14,016

Current financial liabilities	Principal	466	—	—	—	—	—	466
	Interest	1	—	—	—	—	—	1

Total financial liabilities	Principal	5,163	3,347	3,104	3,868	3,872	13,849	33,203
	Interest	1,854	1,615	1,531	1,157	936	6,924	14,017

(*)	For the Mandatory Convertible Bond, whose mandatory conversion into shares will take place in 2016, only the payment of interest was considered and not the cash settlement repayment of the principal.

(**)	These include hedging and non-hedging derivatives.

Derivatives on financial liabilities—Contractually expected interest flows

	Maturing by December 31, of the year
	2014	2015	2016	2017	2018	After 2018	Total
	(millions of euros)
Disbursements	645	545	483	469	402	3,654	6,198
Receipts	(658)	(615)	(544)	(541)	(436)	(3,980)	(6,774)

Hedging derivatives—net (receipts) disbursements	(13)	(70)	(61)	(72)	(34)	(326)	(576)

Disbursements	73	112	291	68	22	136	702
Receipts	(14)	(30)	(127)	(27)	(6)	(62)	(266)

Non-hedging derivatives—net (receipts) disbursements	59	82	164	41	16	74	436

Total net receipts	46	12	103	(31)	(18)	(252)	(140)

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, the risk-free rate of return, the current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and the exercise price.

NOTE 18—DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and the management of interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2013 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans/receivables secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS transactions provide for or may entail at specified maturity dates the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity and possibly spot.

The following table shows the derivative financial instruments of the Telecom Italia Group at December 31, 2013 and at December 31, 2012, by type:

Type	Hedged Risk	Notional amount at 12/31/2013	Notional amount at 12/31/2012	Spot (*) Mark-to-Market (Clean Price) at 12/31/2013	Spot (*) Mark-to-Market (Clean Price) at 12/31/2012
		(millions of euros)
Interest rate swaps	Interest rate risk	5,250	2,400	(16)	(1)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	2,071	3,179	2	188

Total Fair Value Hedge Derivatives (**)		7,321	5,579	(14)	187

Interest rate swaps	Interest rate risk	2,370	3,120	(92)	(228)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	8,628	10,402	(1,154)	(577)
Commodity Swap and Options	Commodity risk (energy)	9	27	1	1
Forward and FX Options	Currency exchange rate risk	577	32	7	(2)

Total Cash Flow Hedge Derivatives (**)		11,584	13,581	(1,238)	(806)

Total Non-Hedge Accounting Derivatives (***)		2,816	627	136	45

Total Telecom Italia Group Derivatives		21,721	19,787	(1,116)	(574)

(*)	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(**)	On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.

(***)	In addition, the notional amount of the FX Options is reflected in both the CFH category (the intrinsic value component is a hedge) and the Non Hedge category (the time value is not a hedge).

The category Non-Hedge Accounting Derivatives also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Finance S.A. for 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2013 led to:

•	recognition in equity of unrealized charges of 249 million euros;

•	reversal from equity to the income statement of net charges from exchange rate adjustments of 204 million euros.

Furthermore, at December 31, 2013, the total loss of the hedging instruments still recognized in equity amounts to 2 million euros as a result of the effect of transactions early terminated over the years. The negative impact reversed to the income statement during 2013 is 3 million euros.

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
Euro	120	Jan 2014	Nov 2015	3-month Euribor +0.66%	Quarterly
GBP	500	Jan 2014	Dec 2015	5.625%	Annually
GBP	850	Jan 2014	June 2019	6.375%	Annually
GBP	400	Jan 2014	May 2023	5.875%	Annually
USD	186	Jan 2014	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2014	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2014	July 2036	7.20%	Semiannually
USD	1,000	Jan 2014	June 2018	6.999%	Semiannually
USD	1,000	Jan 2014	June 2038	7.721%	Semiannually
Euro	400	Jan 2014	June 2016	3-month Euribor +0.79%	Quarterly
Euro	1,500	Jan 2014	Aug 2014	1-month Euribor +0.1575%	Monthly
Euro	350	Jan 2014	Mar 2014	6-month EIB +0.29%	Semiannually
GBP	750	Jan 2014	Dec 2017	3.72755%	Annually
USD	779	Jan 2014	June 2014	6.175%	Semiannually
USD	1,000	Jan 2014	June 2019	7.175%	Semiannually
USD	1,000	Jan 2014	Sept 2034	6%	Semiannually

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

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2013 was negative by 3 million euros (without considering the effects due to the application of CVA/DVA).

NOTE 19—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Measurement at fair value

The majority of non-current financial liabilities of the Telecom Italia Group are composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion

Consolidated Financial Statements	Notes To Consolidated Financial Statements

among investors, are commonly traded on the relative markets (please refer to the Note “Financial Liabilities—non-current and current”). However, as concerns other types of financing, the following assumptions have been made in order to determine fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed as the present value of future cash flows using market interest rates at December 31, 2013.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2013 and 2012 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses. It does not include Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale.

Key for IAS 39 categories
Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability at December 31, 2013

	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2013	Amounts recognized in the financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement
			(millions of euros)
Assets
Non-current financial assets
Other investments	AfS	8	42	—	25	17	—	—
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9	37	37	—	—	—	—
of which securities	AfS	9	6	—	—	6	—	—
of which hedging derivatives	HD	9	1,018	—	—	823	195	—
of which non-hedging derivatives	FAHfT	9	137	—	—	—	137	—
of which financial receivables for lease contracts	n.a.	9	58	—	—	—	—	58
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	10	248	243	5	—	—	—

		(A)	1,546	280	30	846	332	58

Current financial assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	13	4,145	4,145	—	—	—	—
Securities
of which available-for-sale	AfS	9	1,348	—	—	1,348	—	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	9	23	23	—	—	—	—
of which hedging derivatives	HD	9	173	—	—	119	54	—
of which non-hedging derivatives	FAHfT	9	7	—	—	—	7	—
of which receivables for lease contracts	n.a.	9	80	—	—	—	—	80
Cash and cash equivalents	LaR	9	5,744	5,744	—	—	—	—

		(B)	11,520	9,912	—	1,467	61	80

Total		(A+B)	13,066	10,192	30	2,313	393	138

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	16	27,958	27,958	—	—	—	—
of which hedging derivatives	HD	16	2,026	—	—	1,943	83	—
of which non-hedging derivatives	FLHfT	16	—	—	—	—	—	—
of which finance lease liabilities	n.a.	16	1,100	—	—	—	—	1,100

		(C)	31,084	27,958	—	1,943	83	1,100

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	16	5,703	5,703	—	—	—	—
of which hedging derivatives	HD	16	207	—	—	151	56	—
of which non-hedging derivatives	FLHfT	16	16	—	—	—	16	—
of which finance lease liabilities	n.a.	16	193	—	—	—	—	193
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	23	5,720	5,720	—	—	—	—

		(D)	11,839	11,423	—	151	72	193

Total		(C+D)	42,923	39,381	—	2,094	155	1,293

(*)	Part of assets or liabilities falling under application of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability at

December 31, 2013

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements at 12/31/2013	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2013
	(millions of euros)
Assets
Loans and receivables	LaR	10,197	10,192	5	—	—	—	10,197
Available-for-sale financial assets	AfS	1,396	—	25	1,371	—	—	1,396
Financial assets at fair value through profit or loss held for trading	FAHfT	144	—	—	—	144	—	144
Of which non-hedging derivatives	FAHfT	144	—	—	—	144	—	144
Hedging derivatives	HD	1,191	—	—	942	249	—	1,191
Assets measured according to IAS 17	n.a.	138	—	—	—	—	138	138

Total		13,066	10,192	30	2,313	393	138	13,066

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	39,381	39,381	—	—	—	—	40,011
Financial liabilities at fair value through profit or loss held for trading	FLHfT	16	—	—	—	16	—	16
Of which non-hedging derivatives	FLHfT	16	—	—	—	16	—	16
Hedging derivatives	HD	2,233	—	—	2,094	139	—	2,233
Liabilities measured according to IAS 17	n.a.	1,293	—	—	—	—	1,293	1,611

Total		42,923	39,381	—	2,094	155	1,293	43,871

(*)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value hierarchy level for each class of financial asset/liability at December 31, 2013

					Hierarchy levels
		IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2013	Level 1(*)	Level 2(*)	Level 3(*)
		(millions of euros)
Assets
Non-current financial assets
Other investments		AfS	8	42	3	14	—
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9	6	6	—	—
of which hedging derivatives		HD	9	1,018	—	1,018	—
of which non-hedging derivatives		FAHfT	9	137	—	74	63

	(A)			1,203	9	1,106	63

Current financial assets
Securities
of which available-for-sale		AfS	9	1,348	1,348	—	—
Financial receivables and other current financial assets
of which hedging derivatives		HD	9	173	—	173	—
of which non-hedging derivatives		FAHfT	9	7	—	7	—

	(B)			1,528	1,348	180	—

Total	(A+B)			2,731	1,357	1,286	63

Liabilities
Non-current liabilities
of which hedging derivatives		HD	16	2,026	—	2,026	—
of which non-hedging derivatives		FLHfT	16	—	—	—	—

	(C)			2,026	—	2,026	—

Current liabilities
of which hedging derivatives		HD	16	207	—	207	—
of which non-hedging derivatives		FLHfT	16	16	—	16	—

	(D)			223	—	223	—

Total	(C+D)			2,249	—	2,249	—

(*)	Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Fair value measurements with unobservable inputs

The accounting of “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.”, issued by the subsidiary Telecom Italia Finance S.A. for a total of 1.3 billion euros, entailed the separate recognition of the option embedded in the financial instruments, separate from the debt liability itself.

The carrying amount of the embedded option was measured as the net amount of i) the long put option, with an exercise price of 0.6801 euros at the maximum conversion rate; and ii) the short call option, with an exercise price of 0.8331 euros at the minimum conversion rate. The call and put options were measured at fair value using the Black & Scholes model for pricing stock options. The model uses the following inputs:

•	the risk-free interest rate for comparable maturities;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the reference price for Telecom Italia S.p.A. ordinary shares;

•	the exercise price;

•	the dividend expected to be paid on Telecom Italia S.p.A. ordinary shares over the life of the option;

•	the volatility of Telecom Italia S.p.A. ordinary shares;

•	the duration of the option.

Specifically, volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issuance stage, and market volatility for the nearest time horizon.

The following table shows the impact on the income statement of the valuation.

12/31/2013
(millions of euros)
Asset value at December 31, 2012	—
Transfers to/from Level 3	—
Valuation at the issue date of the financial instrument	187
Gains (losses) recognized in the Separate Consolidated Income Statement	(124)
Gains (losses) recognized in other components of the Consolidated Statement of Comprehensive Income	—

Asset value at December 31, 2013	63

The loss from the fair value adjustment at December 31, 2013 has been recognized under finance expenses.

The price of an option is sensitive to its volatility, in that the higher the volatility, the higher the price of the option. Reported below is a sensitivity analysis of the net carrying amount of the embedded option in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of Telecom Italia S.p.A. ordinary shares	-10p.p.	-8p.p.	-5p.p.	+5p.p.	+8p.p.	+10p.p.
Change in net carrying amount of the embedded option (millions of euros)	(10)	(8)	(5)	+5	+7	+9
Net carrying amount of the embedded option (millions of euros)	53	55	58	68	70	72

In 2013 no changes were made to the measurement technique.

Further details on the effects of the change in the price of the ordinary shares on the value of the embedded option, as well as the measurement of derivative instruments, are provided in the Note “Financial risk management”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability at December 31, 2012

				Amounts recognized in financial statements according to IAS 39
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2012	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17
	(millions of euros)
Assets
Non-current financial assets
Other investments	AfS	8	39	—	26	13	—	—
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9	40	40	—	—	—	—
of which securities	AfS	9	22	—	—	22	—	—
of which hedging derivatives	HD	9	2,291	—	—	1,819	472	—
of which non-hedging derivatives	FAHfT	9	33	—	—	—	33	—
of which receivables for lease contracts	n.a.	9	110	—	—	—	—	110
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	10	337	330	7	—	—	—

		(A)	2,872	370	33	1,854	505	110

Current financial assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	13	5,687	5,687	—	—	—	—
Securities
of which available-for-sale	AfS	9	754	—	—	754	—	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	9	116	116	—	—	—	—
of which hedging derivatives	HD	9	246	—	—	185	61	—
of which non-hedging derivatives	FAHfT	9	39	—	—	—	39	—
of which receivables for lease contracts	n.a.	9	101	—	—	—	—	101
Cash and cash equivalents	LaR	9	7,436	7,436	—	—	—	—

		(B)	14,379	13,239	—	939	100	101

Total		(A+B)	17,251	13,609	33	2,793	605	211

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	16	30,361	30,361	—	—	—	—
of which hedging derivatives	HD	16	2,558	—	—	2,386	172	—
of which non-hedging derivatives	FLHfT	16	13	—	—	—	13	—
of which finance lease liabilities	n.a.	16	1,159	—	—	—	—	1,159

		(C)	34,091	30,361	—	2,386	185	1,159

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	16	5,564	5,564	—	—	—	—
of which hedging derivatives	HD	16	350	—	—	327	23	—
of which non-hedging derivatives	FLHfT	16	17	—	—	—	17	—
of which finance lease liabilities	n.a.	16	219	—	—	—	—	219
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	23	7,268	7,268	—	—	—	—

		(D)	13,418	12,832	—	327	40	219

Total		(C+D)	47,509	43,193	—	2,713	225	1,378

(*)	Part of assets or liabilities falling under application of IFRS 7.

(**)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability at December 31, 2012

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements at 12/31/2012	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2012
	(millions of euros)
Assets
Loans and receivables	LaR	13,616	13,609	7	—	—	—	13,616
Available-for-sale financial assets	AfS	815	—	26	789	—	—	815
Financial assets at fair value through profit or loss held for trading	FAHfT	72	—	—	—	72	—	72
Of which non-hedging derivatives	FAHfT	72	—	—	—	72	—	72
Hedging derivatives	HD	2,537	—	—	2,004	533	—	2,537
Assets measured according to IAS 17	n.a.	211	—	—	—	—	211	211

Total		17,251	13,609	33	2,793	605	211	17,251

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	43,193	43,193	—	—	—	—	44,741
Financial liabilities at fair value through profit or loss held for trading	FLHfT	30	—	—	—	30	—	30
Of which non-hedging derivatives	FLHfT	30	—	—	—	30	—	30
Hedging derivatives	HD	2,908	—	—	2,713	195	—	2,908
Liabilities measured according to IAS 17	n.a.	1,378	—	—	—	—	1,378	1,793

Total		47,509	43,193	—	2,713	225	1,378	49,472

(*)	They also include those at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value hierarchy level for each class of financial asset/liability at December 31, 2012

					Hierarchy levels
		IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2012	Level 1(*)	Level 2(*)	Level 3(*)
		(millions of euros)
Assets
Non-current financial assets
Other investments		AfS	8	39	3	10	—
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9	22	22	—	—
of which hedging derivatives		HD	9	2,291	—	2,291	—
of which non-hedging derivatives		FAHfT	9	33	—	33	—

	(A)			2,385	25	2,334	—

Current financial assets
Securities
of which available-for-sale		AfS	9	754	754	—	—
Financial receivables and other current financial assets
of which hedging derivatives		HD	9	246	—	246	—
of which non-hedging derivatives		FAHfT	9	39	—	39	—

	(B)			1,039	754	285	—

Total	(A+B)			3,424	779	2,619	—

Liabilities
Non-current financial liabilities
of which hedging derivatives		HD	16	2,558	—	2,558	—
of which non-hedging derivatives		FLHfT	16	13	—	13	—

	(C)			2,571	—	2,571	—

Current financial liabilities
of which hedging derivatives		HD	16	350	—	350	—
of which non-hedging derivatives		FLHfT	16	17	—	17	—

	(D)			367	—	367	—

Total	(C+D)			2,938	—	2,938	—

(*)	Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category—Year 2013

	IAS 39 categories	Net gains/(losses), 2013(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(334)	97
Available-for-sale financial assets	AfS	27
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/FLHfT	(59)
Financial liabilities at amortized cost	FLAC	(1,844)	(1,731)

Total		(2,210)	(1,634)

(1)

Of which 3 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

Gains and losses by IAS 39 category—Year 2012

	IAS 39 categories	Net gains/(losses), 2012 (1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(469)	146
Available-for-sale financial assets	AfS	26	—
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/FLHfT	6	—
Financial liabilities at amortized cost	FLAC	(1,823)	(1,782)

Total		(2,260)	(1,636)

(1)

Of which, 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss held-for-trading.

NOTE 20—EMPLOYEE BENEFITS

Employee benefits decreased by 1 million euros compared to December 31, 2012 and are composed of the following:

			As of December 31, 2011	Increases/ Present value	Decrease	Exchange differences and other changes	As of December 31, 2012
	(millions of euros)
Provision for employee severance indemnities	(A	)	829	99	(92)	(1)	835

Provision for pension plans			21	2	(1)	1	23
Provision for termination benefit incentives			189	18	(147)	(2)	58

Total other provisions for employee benefits	(B	)	210	20	(148)	(1)	81

Total	(A+B	)	1,039	119	(240)	(2)	916

Of which:
Non-current portion			850				872
Current portion*			189				44

(*)	The current portion refers only to Other provisions for employee benefits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

			As of December 31, 2012	Discontinued operations	Increases/ Present value	Decrease	Exchange differences and other changes	As of December 31, 2013
			(millions of euros)
Provision for employee severance indemnities	(A	)	835		66	(30)	(8)	863

Provision for pension plans			23		2	(2)	(1)	22
Provision for termination benefit incentives			58	(8)	10	(30)		30

Total other provisions for employee benefits	(B	)	81	(8)	12	(32)	(1)	52

Total	(A+B	)	916	(8)	78	(62)	(9)	915

Of which:
Non-current portion			872					889
Current portion*			44					26

(*)	The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities only refers to Italian companies and increased overall by 28 million euros. The reduction of 30 million euros under “decreases” refers to indemnities paid to employees who terminated employment or for advances. Other changes refer entirely to the change in the scope of consolidation, following the sale of the companies La7 S.r.l. and MTV Italia S.r.l. The increase of 66 million euros in the column “Increases/Present value” includes the following:

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Current service cost (*)	—	—	—
Finance expenses	37	43	42
Net actuarial losses (gains) for the year	29	56	(117)

Total	66	99	(75)

Effective return on plan assets	n/a	n/a	n/a

(*)

Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will continue to be used only for the severance indemnity expenses of companies with less than 50 employees, equal to 0.4 million euros in 2013 (basically unchanged compared to 2012 ) and curtailments, amounting to 0.1 million euros.

The net actuarial losses recognized at December 31, 2013, totaling 29 million euros (56 million euros in 2012), are essentially the result of the change in the discount rate applied.

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

Under the regulations introduced by Italian Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are assigned, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “defined contribution plan”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19 (2011), the provision has been recognized as a “defined benefit plan”.

Under IAS 19 (2011), employee severance indemnities have been calculated using the “Projected Unit Credit Method”, the actuarial technique applied prior to the introduction of amendments to the standard. The method is applied as follows:

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

The following assumptions have been made in 2013 and in 2012:

Financial assumptions	Executives	Non executives
Inflation rate	2.00% per annum	2.00% per annum
Discount rate (1)	4. 11% per annum	4.11% per annum
Employee severance indemnities annual increase rate	3.00% per annum	3.00% per annum
Increase in compensation
• equal to or less than 40 years of age	1.0% per annum	1.0% per annum
• over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum

• over 55 years of age	0.0% per annum	0.0% per annum

(1)	In 2012, the discount rate was 4.5% per annum both for executives and non executives

Demographic assumptions	Executives	Non executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”

Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex

Probability of resignation (in relation to the company):
• up to 40 years of age	From 3.0% to 5.0% per annum	From 1.5% to 4.0% per annum
• over 40 up to 50 years of age	From 1.5% to 4.0% per annum	From 0.5% to 2.5% per annum
• over 50 years of age	none	none

Probability of retirement:	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011

Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% per annum	3.0% per annum

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2013 of 863 million euros (835 million euros at the end of 2012).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumptions that were reasonably possible at that date, stated in absolute terms.

The weighted average duration of the obligation is 12.5 years.

Changes in assumptions	Amounts (millions of euros)
Turnover rate:
+0.25 p.p.	2
-0.25 p.p.	(2)

Annual inflation rate:
+0.25 p.p.	18
-0.25 p.p.	(18)

Annual discount rate:
+0.25 p.p.	(24)
-0.25 p.p.	24

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provision for termination benefit incentives decreased in total by 28 million euros. The increase of 10 million euros in connection with expenses for mobility under Law 223/91, recognized during the year following trade union agreements made by the Parent on March 27, 2013 (covering the Parent itself, Telecom Italia Sparkle and T.I. Information Technology) and by the company Advanced Caring Center on December 5, 2013, was entirely offset by a decrease of 30 million euros, following the drawing of provisions posted in previous years for mobility expenses under Law 223/91 by the Parent and the company Olivetti I-Jet, and the review of those provisions and the ex-Olivetti long-term mobility fund.

NOTE 21—PROVISIONS

Provisions decreased by 197 million euros compared to December 31, 2012 and are composed of the following:

	As of December 31, 2012	Discontinued operations	Increase	Used through income statement	Used directly	Exchange differences and other changes	As of December 31, 2013
	(millions of euros)
Provision for taxation and tax risks	142	(31)	16	(2)	(13)	(2)	110
Provision for restoration costs	463	(12)	4	—	(4)	(9)	442
Provision for legal disputes	367	(109)	110	(1)	(118)	(40)	209
Provision for commercial risks	130	—	8	(1)	(3)	—	134
Provision for risks and charges on investments and corporate-related transactions	88	—	27	—	(15)	5	105
Other provisions	131	—	4	(8)	(2)	(1)	124

Total	1,321	(152)	169	(12)	(155)	(47)	1,124

Of which:
Non-current portion	863						699
Current portion	458						425

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Provision for taxation and tax risks is basically unchanged compared to 2012. The figure at December 31, 2013 refers to companies in the Domestic Business Unit (52 million euros) and companies in the Brazil Business Unit (54 million euros).

Provision for restoration costs refers to the provision for the estimated cost of dismantling tangible assets—in particular: batteries, wooden poles and equipment—and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (349 million euros) and to the Brazil Business Unit (93 million euros).

Provision for legal disputes includes the provision for litigation with employees, social security entities and third parties.

The figure at December 31, 2013 includes 144 million euros for the Domestic Business Unit and 62 million euros for the Brazil Business Unit.

Provision for commercial risks, showing no substantial change compared to the end of 2012, includes funds allocated primarily by Telecom Italia S.p.A., Olivetti S.p.A. and Telecom Italia Digital Solutions S.p.A., to cover existing risks.

Provision for risks and charges on investments and corporate-related transactions shows a net increase of 17 million euros, essentially in connection with the sale of equity investments in previous years.

Other provisions are substantially unchanged from December 31, 2012 and comprise the provision made in prior years for the Telecom Italia Sparkle case in the amount of 86 million euros, the provision for risks relating to the liberalization of frequencies, and the provisions made for regulatory proceedings.

NOTE 22—MISCELLANEOUS PAYABLES AND OTHER NON—CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities decreased by 274 million euros compared to December 31, 2012 and are composed of the following:

	As of December 31,
	2013	2012
	(millions of euros)
Payables to social security agencies	28	36
Capital grants	23	29
Deferred income	647	771
Income tax payables (*)	55	59
Other	26	158

Total	779	1,053

(*)	Analyzed in the Note “Income taxes”.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

	As of December 31,
	2013	2012
	(millions of euros)
Non-current payables:
Due from 2 to 5 years after the end of the reporting period	15	20
Due beyond 5 years after the end of the reporting period	13	16

	28	36
Current payables	9	12

Total	37	48

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Deferred income includes 324 million euros (394 million euros at December 31, 2012) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone services and 281 million euros (268 million euros at December 31, 2012) for the deferral of revenues from the sale of transmission capacity, referring to future years.

NOTE 23—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased by 1,893 million euros compared to December 31, 2012 and are composed of the following:

			As of December 31,
			2013		2012
				Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
			(millions of euros)
Payables on construction work	(A)		30		35

Trade payables:
Payables to suppliers			4,526	4,526	5,481	5,481
Payables to other telecommunication operators			444	444	638	638

	(B)		4,970	4,970	6,119	6,119

Tax payables	(C)		480		641

Miscellaneous payables and other current liabilities:
Payables for employee compensation			321	321	625	625
Payables to social security agencies			167		212
Trade and miscellaneous deferred income			799		853
Advances received			25		20
Customer-related items			912	232	1,003	274
Payables for “TLC operating fee”			23		35
Dividends approved, but not yet paid to shareholders			55	55	60	60
Other current liabilities			416	142	437	190
Employee benefits (except for Employee severance indemnities) for the current portion expected to be settled within 1 year			26		44
Provisions for risks and charges for the current portion expected to be settled within 1 year			425		458

	(D)		3,169	750	3,747	1,149

Total	(A+B+C+D	)	8,649	5,720	10,542	7,268

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables (due within 12 months), amounting to 4,970 million euros (6,119 million euros at December 31, 2012), mainly refer to Telecom Italia S.p.A. (2,731 million euros) and to companies belonging to the Brazil Business Unit (1,635 million euros). The decrease of 1,149 million euros compared to December 31, 2012 was driven by lower acquisitions of goods and services and lower capital expenditures, as well as by the effects of the classification of Sofora—Telecom Argentina group as “Discontinued operations/Non-current assets held for sale” (591 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Tax payables refer in particular to the VAT payable of Telecom Italia S.p.A. (149 million euros), the government concession tax of Telecom Italia S.p.A. (45 million euros), the withholding tax payables to the tax authorities of Telecom Italia S.p.A. as withholding agent (63 million euros), and other tax payables of the Brazil Business Unit (190 million euros).

NOTE 24—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of December 31, 2013 as well as those that came to an end during the financial year.

The Telecom Italia Group has posted liabilities totaling 312 million euros for those disputes described below where the risk of losing the case has been considered probable.

a) Significant disputes and pending legal actions

Telecom Italia Sparkle—Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In its judgement dated October 17, 2013, the Court of Rome found the three managers of Telecom Italia Sparkle involved in the proceedings not guilty of the crimes of cross-border criminal conspiracy and tax evasion and of false declaration by the use of invoices or other documents for phantom transactions. A further 18 defendants were found guilty and sentenced to prison terms of 20 months to 15 years.

While the procedural documents and the reasons for the judgement have not been fully disclosed or rendered, as applicable, we expect the acquittals of the persons accused of committing the alleged offences to rule out criminal liability being attributed to Telecom Italia Sparkle under Legislative Decree 231/2001. However, Telecom Italia Sparkle is still formally under investigation relating to the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of cross-border criminal conspiracy, with which its managers are charged. However, even in the event of a conviction, the Company does not expect to suffer further material monetary consequences in excess of the amounts already set aside and/or seized, given that—should any administrative fines and/or disqualifying penalties be imposed—a conviction would require confiscation of the proceeds of the offence which, according to the charge as it is currently worded, would amount to approximately 72 million euros, an amount already covered by the surety guarantee and provided for in the consolidated financial statements for 2009.

As soon as the reasons for the not-guilty verdicts are available, Telecom Italia will assess the status of the sum of 10 million euros currently under seizure for guarantees related to the proceedings.

With respect to tax risk, VAT liability was satisfied in July 2010, by payment of 418 million euros. A possible claim of liability for direct taxation related to the applicability in the case in question of the rules for non-deductibility of the crime-related costs and/or costs for phantom transactions remain pending. Based on the uncertainty about the interpretation of these rules officially expressed by the tax authorities, and in the parliamentary debate on the advisability of changing the regulations (developed in decree law 16/2012, converted in law 44/2012), which did not seem in line with constitutional principles (since the Constitutional Court limited itself to an interlocutory judgement), the Company considered the related risk to be only a possibility, and did not make any provision in its 2010 and 2011 accounts.

However, in December 2012 the Italian Revenue Agency (Agenzia delle Entrate) (Lazio Regional Office) issued three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “Carousel fraud” did not exist. “Carousel fraud” relates to the practice of importing goods and services from a country where they are not subject to VAT, selling them with VAT added and subsequently deliberately not paying the VAT to the government. The amount of these fines—25% of the “crime related costs” considered not deductible by the Revenue Agency—total 280 million euros, which may be reduced to one third of that amount if a settlement is agreed.

The Company decided not to settle and filed defensive arguments with the Lazio Regional Office.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On February 13, 2014, the Italian Revenue Agency (Lazio Regional Office) served three fines notices for violations of rules regarding income tax for the years 2005, 2006 and 2007.

Following detailed investigations and assessments with its advisors, the Company decided not to accept the penalty notices by settling the penalties imposed and lodged an appeal with the Commissione Tributaria Provinciale (Provincial Tax Commission).

In light of the investigations carried out, and considering the favourable outcome of the associated criminal proceedings, the risk of additional taxes becoming payable is believed to be only possible, so no provisions have been made in the 2013 financial statements.

International tax and regulatory disputes

On March 22, 2011, Tim Celular received a notice of a tax assessment issued by the Brazilian Federal Tax Authorities in the total amount, at the date of the claim, of 1,265 million reais (approximately 550 million euros), including fines and interest, upon completion of a tax audit covering the financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A. (previously called Maxitel), companies which have been merged into Tim Celular over time for the purpose of simplifying the corporate structure in Brazil.

The tax assessment notice refers to a number of matters, the most significant of which are:

•	the disallowance of the tax effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	the disallowance of the deduction of the amortization of goodwill relating to the acquisition of Tele Nordeste Celular Participações S.A. (“TNC”).

The adjustments included in the assessment notice have been challenged by Tim Celular, before the administrative court, with the filing of an initial defence on April 20, 2011. On April 20, 2012, Tim Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; Tim Celular filed an appeal against this decision on May 21, 2012, which appeal is pending.

The Management of Tim Celular and Tim Participações, as supported by legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

With regard to Tim Participações’ Brazilian subsidiaries, other tax disputes are ongoing including claims for significant amounts but with a risk of loss considered not probable (for the aforementioned companies), on the basis of legal opinions issued to the companies.

The most relevant cases relate to the tax deductibility of the goodwill amortization, indirect taxation and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning indirect taxation, several claims regard lowering the tax base due to discounts granted to customers; the regulatory authority however alleges that the company did not pay sufficient contributions to the FUST/FUNTTEL funds.

Finally, in December 2013, Tim Celular received a notice of tax assessment from the Brazilian Federal District Finance Secretariat for 582 million reais (approximately 180 million euros) at the date of formal notice, including penalties and interest, on account of alleged non-payments of indirect taxes for the years 2008 to 2012. The assessment was served following a decision by the Supreme Federal Court declaring that a state tax incentive was unconstitutional. The Company promptly filed an initial defence statement, in administrative proceedings, in January 2014. Also, on the basis of legal opinions, Tim Celular does not consider an unfavourable outcome to be likely.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On December 16, 2011 Telecom Italia, the injured party in the aforesaid criminal proceedings, filed a complaint against persons unknown with the Public Prosecutor’s Office of Monza.

The preliminary investigation judge dropped separate proceedings initiated, amongst others, against three employees/former employees of the Company. However, among other persons, a former employee of the Company is apparently still being investigated as part of the main criminal proceedings.

As previously disclosed in our Financial Statements as of and for the year ended December 31, 2012, at the end of 2012, the Monza Guardia di Finanza served a notice of assessment on Telecom Italia with findings relating to direct taxation and VAT for the years 2007, 2008 and 2009. In particular, the findings related to the existence of phantom transactions between Telecom Italia and a supplier as well as between Telecom Italia and a leasing company, resulting in associated costs being partially non-deductible for income tax purposes and the respective transactions being inadmissible for VAT purposes. The Company reached an agreement with the Revenue Agency (Agenzia delle Entrate) of Milan pursuant to which it accepted the findings under dispute; the total amount paid in the first half of 2013 was 3.4 million euros.

Taking account of the potential risks linked to other transactions still under investigation, together with the matters that have been agreed, the remaining provision for associated liabilities remains at 7.9 million euros.

Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called Telecom Italia Security Affair

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offenses under articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001. Following the investigation, by the Public Prosecutor of Milan, former Company employees and consultants were charged with a series of crimes, including—among others—the offense, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives. In May 2010, the Judge concluded that the 400,000 euros fine that the Company had agreed to pay was adequate: after this judgment, Telecom Italia was no longer a defendant in the criminal trial. At the same time, the Judge approved the motion for settlement of the proceedings (plea bargaining) presented by many other defendants, including ex-employees of the Group.

In the preliminary hearing before Section One of the Milan Court of Assizes, Telecom Italia acted in the dual role of civil party and civilly liable party. On the one hand Telecom Italia was admitted as civil party permitted to establish claims against all the defendants for all charges, and on the other hand Telecom Italia was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit & Compliance Services (now incorporated into Telecom Italia) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking.

After lengthy evidential hearings—which lasted more than a year—22 civil parties filed claims for compensation, against Telecom Italia as civilly liable party, for over 60 million euros (over 42 million euros of which requested by a single civil party). The Company itself, as civil party, also through its claims against the defendants, requested that they be found liable for all the damages suffered as a result of the facts of the case.

On February 13, 2013, the Milan Court of Assizes issued its judgement, sentencing certain of the defendants to terms of imprisonment ranging between 7 years and 6 months and one year. The Court also recognised that some of the civil parties had suffered non-monetary damages as a consequence of the alleged activities, and sentenced the defendants, jointly and severally with civilly liable party Telecom Italia, to compensate said civil parties in the amount of 270,000 euros (of which 170,000 euros were paid jointly and severally by Pirelli). At the same time the Court also ordered certain of the defendants to pay compensation for monetary and non-monetary damages incurred by the Company, granting it a provisional award of 10 million euros. The Court also recognised the existence of non-monetary damages to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, ordering the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company.

In November 2013, the reasons for the first instance judgement were published (which the Company decided not to challenge) and Telecom Italia is receiving notifications of the first appeals.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Antitrust Case A428

At the conclusion of case A428, on May 10, 2013, the Italian antitrust authority—AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The AGCM concluded that the Company (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; and (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of Italy where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia appealed this decision to the Regional Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged infringement of its procedural rights to defend itself in the proceedings, claimed that the organisational structures challenged by AGCM and allegedly accounting for the abuse vis-à-vis the OLOs in connection with the provisioning processes had been the subject of specific rulings made by the AGCom, the circumstance that the comparative examination of the internal/external provisioning processes had shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding alleged abuse (ii) described above) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In December 2013, the TAR upheld the application for payment of the fine to be suspended, scheduling a hearing for the discussion of the merits for February 2014, subsequently postponed to March 2014. The Telecom Italia Group has recorded liabilities covering the total amount of the two administrative sanctions imposed by the AGCM.

In many proceedings described in the paragraphs below, in addition to the amount that has been accrued, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Telecom Italia Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage of their development or where claimants seek substantial or indeterminate damages.

Therefore as permitted by par. 91 of IAS 37 we have not disclosed an estimate of the financial effect, and the other information required by IAS 37 par. 86 (b) because it was not practicable to do so.

In each of the material legal proceedings, investigations and reviews described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings, investigations and reviews, and any related developments, may have on the Telecom Italia Group. Moreover, in the case in which the disclosure of information with respect to a particular dispute or proceeding could seriously prejudice the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case I757

On September 12, 2012, the AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the operator BIP Mobile S.r.l.

BIP Mobile S.r.l., which intended to present itself as the first “low cost” virtual operator, did not have its own sales network, since it accessed the market using a multibrand distribution channel. According to the complaint it submitted to the AGCM, the Company had been faced with cancellations by retailers that distribute mobile telephony products of various operators, allegedly induced by pressures that were supposedly “the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind”.

In December 2013, the AGCM decided to extend the investigation to examine the conduct of Telecom Italia and Wind with regard to potential violations of article 101 of the Treaty on the Functioning of the European Union

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(TFEU) arising from certain supplementary vertical agreements entered into by each of them with some multibrand dealers; those agreements provide extra incentives to the dealer while granting to the telecom operator the right to terminate them if the dealer markets the products or services of operators other than those already marketed at the time the agreement is signed.

The time limit for completion of the investigation was postponed until October 30, 2014.

Antitrust Case I761

With a ruling issued on July 10, 2013, the AGCM extended the investigation started in March 2013 into some enterprises active in the fixed network maintenance sector to Telecom Italia. The investigation is aimed at establishing if an agreement violating article 101 TFEU is in place. The proceedings were initiated after Wind filed two complaints in which it reported to the AGCM that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleges that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged the order opening the investigation before the Regional Administrative Court (TAR) for Lazio, arguing that the AGCM does not have competence in this matter.

The proceedings are currently scheduled to be concluded on July 31, 2014 and, given the current stage of the procedure, it is not currently possible to predict its outcome.

Dispute relative to “Adjustments on licence fees” for the years 1994-1998

With regard to the judgements sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the Regional Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which related to revenues not received due to bad debts.

Telecom Italia lodged an appeal with the Council of State (Consiglio di Stato).

FASTWEB

The arbitration initiated by Fastweb in January 2011 in which Fastweb requested compensation for alleged damages totalling 146 million euros incurred following alleged non-compliance with the provisions of the contract for the supply of the LLU service is ongoing. In particular, Fastweb contends that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia has filed a counterclaim with the arbitrational tribunal.

In April 2014, Fastweb and Telecom Italia reached a technical-procedural agreement providing for an abandonment of the arbitration proceedings, but not of their respective claims. These claims are the subject of the lawsuit pending before the Court of Milan, which is described below.

In December 2013, Fastweb filed a writ of summons with the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access (“KO”) services during 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins (“margin squeezing” practices). Based on the principles set forth in decision A428 of the AGCM, Fastweb quantified this claim to be in the order of 1,744 million euros. The first hearing is scheduled for May 2014.

The Company will challenge the claims made by Fastweb.

VODAFONE

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a substantial claim for damages for presumed abusive and anticompetitive behaviour (founded principally on AGCM

Consolidated Financial Statements	Notes To Consolidated Financial Statements

decision A428) which Telecom Italia allegedly implemented in the period 2008—2013. The monetary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting practices, including the alleged refusal on the part of Telecom Italia to activate lines requested for Teletu customers (in the period from 2008 to June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (in the period from 2008 to June 2013). In addition, Vodafone alleged application of discounts to business customers greater than those envisaged (“margin squeezing” practices) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to June 2013).

Telecom Italia is challenging the claims made by Vodafone and has made a counterclaim.

WIND

Without prejudice to the proceedings started with a writ issued in January 2012 for compensation of alleged damages (quantified as 90 million euros) deriving from alleged unfair competition caused by the refusal to activate service requests in the period July 2009—October 2010, based on the antitrust decision A428, Wind commenced proceedings against the Company in June 2013 claiming compensation for damages (quantified as over 247 million euros, approximately 37 million euros of which related to reputational damage) arising from the refusal by Telecom Italia to activate the lines of 80,159 potential customers in the period July 2011—October 2012.

Telecom Italia is challenging the claims made by Wind and making a counterclaim.

Federazione Anti Pirateria Audiovisiva (FAPAV) (The Italian Federation against the unlawful duplication of audivisual material)

In September 2013, an agreement was reached between Telecom Italia, antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) and Siae (which intervened in favour of FAPAV) that settled the suit brought by FAPAV in the specialised intellectual and industrial property section of the Rome Court seeking compensation of 320 million euros resulting from Telecom Italia’s alleged failure to prevent the unlawful downloading of films by customers of the Company accessing certain websites. The agreement provided for both parties to renounce their claims against each other for damages and legal expenses, with no additional costs.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint alleging Telecom Italia’s abuse of its dominant position in the premium services market (involving the offering to the public of services provided through so-called Non Geographic Numbers) be investigated. Plaintiffs sought damages of approximately 730 million euros for losses suffered.

The case follows the issuance of an injunction by the Milan Court of Appeal which prohibited certain behaviours by Telecom Italia ordering it to cease the alleged abuses in the Company’s business relations with Eutelia and Voiceplus, relating to the Non Geographic Numbers for which Telecom Italia, in accordance with regulatory requirements managed the revenues from the end customers on behalf of such OLOs.

After the ruling pursuant to which the Milan Court of Appeal accepted Telecom Italia’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Trial Court. Telecom Italia challenged the claims of the other parties.

TELEUNIT

In October 2009 Teleunit filed a complaint before the Court of Appeal of Milan alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so called Non Geographical Numbers and Telecom Italia’s regulatory obligation to collect payments, on behalf of these OLOs, from end users). Plaintiff sought damages of approximately 362 million euros for the losses incurred. Telecom Italia has filed a formal reply to dispute plaintiff’s claims.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In a judgement issued in January 2014, the Milan Court of Appeal declared its lack of jurisdiction in favour of the Milan Trial Court. The terms for resumption of the proceedings by Teleunit are pending.

Irregular sale of handsets to companies in San Marino—Investigation by the Public Prosecutor’s Office of Forlì

Despite the initial dismissal of the case by the Public Prosecutor’s Office of Bologna in 2011, in June 2012 the Company was served a search warrant issued by the Public Prosecutor’s Office of Forlì, as part of a proceeding in which one employee, subsequently suspended, and three former employees of the Company were the subject.

In September 2013, a notice of completion of the preliminary investigations was filed. The proceedings relate to a conspiracy for the purpose of committing the offences of “false declaration through the use of invoices or other documents for phantom transactions” and “issuing of invoices or other documents for phantom transactions”, and the respective target offences, as well as (only in respect of the Company’s employees) hindering the operation of public supervisory authorities, “for having prevented CONSOB from learning promptly of the involvement of Telecom Italia S.p.A. in the “San Marino System” for achieving the sales targets imposed by senior management, failing to inform the communication authorities at CONSOB of the economic, equity-related, financial and reputation risks to which its involvement might have led, with potential harm to investors and consequential alteration of market transparency”.

This matter was the subject of an audit and an internal investigation as part of the Greenfield Project at the time. In this regard, as a result of the findings of these investigative activities, the Company independently took steps to regularise certain invoices issued to the San Marino companies and for which certain tax obligations had not been fully discharged.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts were partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that rejected and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter at issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Gruppo Elitel Telecom S.p.A.

In a judgement filed at the end of January 2014, the Court of Rome accepted the defence arguments submitted by Telecom Italia, amongst others, and entirely rejected the claims made by the receivers of the bankrupt company Elinet S.p.A. against its former directors, statutory auditors and auditing firm, and against Telecom Italia, in respect of which charges were brought regarding alleged management and coordination of the Elitel group (an alternative operator in which the Company has never had a shareholding) allegedly carried out in particular by using the commercial credit management lever.

The receivers of Elitel s.r.l. and of Elitel Telecom S.p.A. (at the time the parent company of the Elitel group) were also party to these proceedings and claimed a total of 282 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Greece—DELAN

In April 2005, the company Carothers Ltd., acting as successor of Delan Cellular Services S.A. (Delan), was awarded by the Judge of First Instance of Athens, Greece, damages for an amount of approximately 85 million euros against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005); the decision was appealed by Wind Hellas and is currently pending before the Court of Appeals of Athens. Wind Hellas in turn sued Telecom Italia International before an ICC Arbitral Tribunal on the basis of the indemnification obligations contained in the stock purchase agreement for the sale of the subsidiary.

Wind Hellas sought a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing appeal proceedings. In August 2012, Telecom Italia International filed the response to the request for arbitration and counterclaim, requesting—among others—compensation for damages as a result of breach of the arbitral clause contained in the Stock Purchase Agreement executed in 2005 in connection with the notice of joinder to Telecom Italia International as guarantor before the Greek Courts. In March 2013, Wind Hellas filed the Statement of Claim. The trial hearing set for the last week of February 2014 has been postponed with the agreement of the parties to a later date to be decided by the Arbitral Tribunal.

Moreover Wind Hellas asked Telecom Italia International to assume the defence of another ordinary legal dispute in Greece, this too allegedly part of the obligations deriving from the contract of sale.

Brazil—Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim group as guarantee for the indemnity obligations undertaken by the Docas group upon acquisition of Intelig (a Docas group company) by the merger by incorporation of its controlling company into Tim Participações (“Alienaçao Fiduciaria”), as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares. After a board of arbitrators had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas group for compensation for damages.

In August 2013, the Tribunal issued the procedure order and in September the terms of reference document was signed. In October 2013, the Arbitral Tribunal upheld a prior injunction issued by the Tribunal of São Paulo, preventing Tim Brasil from executing a guarantee on the aforementioned Tim Participações shares held by the Tim group in “Alienaçao Fiduciaria”. In the same decision, the Arbitral Tribunal also ordered that, to preserve the status quo until the pending dispute has been resolved, the shares shall remain in the custody of the Banco Bradesco, while the corresponding voting rights shall remain frozen and the payments of future dividends shall be made into an escrow account set up by the parties at a financial institution of acknowledged international reputation. The escrow account ordered by the Arbitration Tribunal has not been released yet and is the subject of discussion between the parties.

In December 2013, the “Statement of Claim” was filed by JVCO and Docas. According to the allegations of the counterparties, JVCO was allegedly deceived in accepting the exchange ratio for the Intelig merger. In March 2014, Tim Brasil and Tim Participações filed the Statement of Counterclaim, exploiting the counterclaims brought against JVCO and Docas.

On December 30, 2013, Docas/JVCO were served with a notice, in accordance with article 9.1.1 of the Alienação Fiduciaria contract (according to which, on the fourth anniversary of the Closing—i.e. December 30, 2014—Tim will return to JVCO all the shares held as guarantee and which were not “charged” against actual or potential liabilities), confirming that no shares would be returned to Docas/JVCO as the value of the shares to be pledged as a guarantee is lower than that arising from actual or potential liabilities (as a consequence of labor and tax claims).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Brazil—JVCO Dispute

In September 2013, Telecom Italia was served notice of judicial proceedings brought by JVCO Participações Ltda. (JVCO) before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A., requesting a declaration that the control of Tim Participações S.A. (Tim Participações) by Telecom Italia and Telecom Italia International is declared abusive, and compensation of the damages caused by the exercise of such allegedly abusive of control, in an amount to be determined during the proceedings. Notice of these proceedings had previously been served to Telecom Italia International and Tim Brasil Serviços e Participações.

In February 2014, Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações timely filed their defences.

Brazil—Opportunity Arbitration

In late May 2012, Telecom Italia and Telecom Italia International N.V were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement executed in 2005. Based on claimant’s allegations, such damages would be related to matters emerged in the framework of certain criminal proceedings pending before the Court of Milan regarding, among others, activities of former employees of the Security Department of Telecom Italia.

In August 2013, the Opportunity group filed a Statement of Claim, defining in detail its claims against Telecom Italia and Telecom Italia International and, in particular, specifying the facts on which they rely and indicating the sources of proof, also in relation to quantification of the damages. On March 26, 2014, Telecom Italia and Telecom Italia International filed their Statement of Defense and Counterclaim, in which they rejected the allegations and challenged the reliefs sought by Opportunity; the defendants also brought a counterclaim for damages for a contractual breach by Opportunity. The trial hearing is scheduled to be held in November 2014.

Others—Telecom Argentina

On June 3, 2013, four trade union organisations issued proceedings against Telecom Argentina to obtain the issuance of profit sharing bonds reserved for the employees, as provided in a specific Argentine Law, challenging the constitutionality of the subsequent Decree no. 395/92 which exempted Telecom Argentina from issuing such bonds.

The company filed its defence briefs, challenging the claims made by the opposing party with the labour court. On October 30, 2013, the judge rejected the claims made by Telecom Argentina, postponing the decision to the outcome of the court appearance by the parties. The company appealed the decision and the appeal is still pending.

Based on the assessments made by its external counsel, while not being able to guarantee the favourable outcome of its defence arguments, the management of Telecom Argentina believes the opposing party’s claim to be unfounded.

b) Other information

Mobile telephony—criminal proceedings

In March 2012, Telecom Italia was served notice of the conclusion of preliminary proceedings in which the Company was being investigated by the Public Prosecutor of Milan pursuant to Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting, according to the allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of earning undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert,

Consolidated Financial Statements	Notes To Consolidated Financial Statements

requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions as to the Company’s involvement as a civil party was filed, reaffirming that Telecom Italia was not a participant in the offences claimed.

On March 18, 2014, at the outcome of the preliminary hearing, the judge indicted of all defendants (including Telecom Italia), with the generic motivation that “facts deserve further discussion”. The first hearing has been scheduled for May 29, 2014.

* * *

With regard to the criminal proceedings for the offence of “preventing the public supervisory authorities from performing their functions” against a former Executive Director (Mr Riccardo Ruggiero) and two former managers related, in the charge, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and by activating 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation, in November 2013, the judge in the preliminary hearing at the Court of Rome dismissed the case following the transfer of the case from the Court of Milan to the Court of Rome due to lack of jurisdiction.

The Attorney General lodged an appeal against the judgement with the Supreme Court. The hearing has been scheduled for May 6, 2014.

TELETU

There is a pending litigation for compensation started by Telecom Italia with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with Telecom Italia of the competitor’s customers. The claim was quantified as approximately 93 million euros.

CONSOB audit

In November 2013, officials from the National Commission for Companies and the Stock Exchange (CONSOB) conducted an audit at the registered offices of Telecom Italia pursuant to article 115, subsection 1, letter c) of Legislative Decree 58/1998 (Consolidated Finance Law—CFL), in order to obtain documents and information concerning the bond issue of Telecom Italia Finance (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”), the procedures for the sale of holdings held by the Telecom Italia Group in the Sofora—Telecom Argentina Group and the Company’s procedures regarding the confidentiality of sensitive information and keeping of the register of people who have access thereto.

According to public sources, CONSOB informed the Public Prosecutor’s Office of Rome of the audit and on December 20, 2013 the latter issued a press release stating that: “With regard to corporate and financial events involving the companies Telecom Italia and Telco, the Public Prosecutor’s Office points out that there are no subjects under investigation for the offence of obstructing Supervision nor for any other kind of offence”. The Public Prosecutor’s Office also stated that since “last October the office of the public prosecutor has been following the developments in the Telecom affair, requesting and engaging in exchanges of information with CONSOB between the judicial and supervisory authorities, particularly in cases where potential offences might have been committed”.

Other Liabilities Connected With Sales Of Assets And Investments

Under the contracts for the sale of assets and companies, the Telecom Italia Group has guaranteed compensation generally commensurate to a percentage of purchase price to buyers for liabilities deriving mainly from legal, tax, social security and labor-related issues.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In connection with these contingent liabilities, totaling about 1,100 million euros, only for those cases in which an outflow of resources is considered probable, an amount of 102 million euros has been accrued in the provision for risks.

Moreover, the Telecom Italia Group is committed to provide further compensation for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

c) Commitments and guarantees

Guarantees, net of back-to-back guarantees received, amounted to 10 million euros.

Guarantees were provided by banks and other financial institutions on behalf of Telecom Italia to Group companies, amounting to 5,057 million euros, to guarantee financing received (2,076 million euros) and performance under outstanding contracts (2,981 million euros).

Among the guarantees provided by banks and other financial institutions on behalf of Telecom Italiaare two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 456 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

Details of the main guarantees received for EIB financing at December 31, 2013 are as follows:

Issuer	Amount (1) (millions of euros)
BBVA - Banco Bilbao Vizcaya Argentaria	372
Intesa SanPaolo	366
Bank of Tokyo—Mitsubishi UFJ	254
Banco Santander	139
Sumitomo	109
SACE	210
Natixis	92
Barclays Bank	75
Citibank	28

(1)

Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, Telecom Italia Digital Divide Projects.

There are also surety bonds on the telecommunication services in Brazil for 730 million euros.

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 762 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

NOTE 25—REVENUES

Revenues amounted to 23,407 million euros, 25,759 million euros in 2012 and 26,772 million euros in 2011, showing a decrease of 2,352 million euros in 2013 compared to 2012 and a decrease of 1,013 million euros in 2012 compared to 2011.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Equipment sales	2,101	1,942	1,912
Services	21,323	23,803	24,846
Revenues on construction contracts	(17)	14	14

Total	23,407	25,759	26,772

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, of 2,520 million euros (3,245 million euros in 2012, a decrease of 22.3%), included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 26—OTHER INCOME

Other income amounted to 324 million euros in 2013, 285 million euros in 2012 and 294 million euros in 2011, showing an increase of 39 million euros in 2013 compared to 2012 and a decrease of 9 million euros in 2012 compared to 2011.

Details are as follows:

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Late payment fees charged for telephone services	63	69	71
Recovery of employee benefit expenses, purchases and services rendered	28	35	36
Capital and operating grants	27	18	24
Damage compensation, penalties and sundry recoveries	64	40	32
Other income	142	123	131

Total	324	285	294

NOTE 27—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to 10,377 million euros in 2013, 11,289 million euros in 2012, and 11,495 million euros in 2011, showing a decrease of 912 million euros in 2013 compared to 2012 and of 206 million euros in 2012 compared to 2011.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

			Year ended December 31,
			2013	2012	2011
			(millions of euros)
Acquisition of raw materials and merchandise	(A)		2,358	2,203	2,185

Costs of services:
Revenues due to other TLC operators			2,520	3,245	3,489
Interconnection costs			30	27	29
Commissions, sales commissions and other selling expenses			1,089	1,174	1,321
Advertising and promotion expenses			476	523	559
Professional and consulting services			390	410	398
Utilities			492	480	421
Maintenance			364	367	318
Outsourcing costs for other services			497	589	572
Mailing and delivery expenses for telephone bills, directories and other materials to customers			92	98	92
Other service expenses			715	790	753

	(B)		6,665	7,703	7,952

Lease and rental costs:
Rent and leases			755	649	632
TLC circuit lease rents and rents for use of satellite systems			399	525	513
Other lease and rental costs			200	209	213

	(C)		1,354	1,383	1,358

Total	(A+B+C	)	10,377	11,289	11,495

NOTE 28—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,087 million euros in 2013, 3,333 million euros in 2012 and 3,514 million euros in 2011, showing a decrease of 246 million euros in 2013 compared to 2012 and of 181 million euros in 2012 compared to 2011.

Details are as follows:

		Year ended December 31,
		2013	2012	2011
		(millions of euros)
Employee benefits expenses
Wages and salaries		2,183	2,386	2,463
Social security expenses		788	847	898
Other employee benefits		66	55	88

	(A)	3,037	3,288	3,449

Costs and provisions for temp work	(B)	2	4	5

Miscellaneous expenses for personnel and other labor-related services rendered:
Remuneration of personnel other than employees		3	10	8
Charges for termination benefit incentives		27	26	37
Corporate restructuring expenses		19	10	12
Other		(1)	(5)	3

	(C)	48	41	60

Total	(A+B+C)	3,087	3,333	3,514

The decrease in 2013 compared to 2012, is attributable solely to employee benefits expenses in Italy, primarily due to the reduction in ordinary employee expenses and costs of 257 million euros, as a consequence of the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

decrease in the average salaried workforce by 3,092 employees compared to 2012 (of which an average of -851 employees, due to the solidarity contracts applied by Telecom Italia S.p.A., TI Information Technology and Olivetti S.p.A. provided for in the agreements with trade unions to promote the processes of sustainable conversion and retraining of redundant personnel), as well as the exit from the scope of consolidation of the companies Matrix, La7, MTV Italia and MTV Pubblicità (with a reduction of 714 people on average).

This decrease was offset by higher restructuring expenses for a total of 11 million euros. In 2013 these expenses totaled 19 million euros (8 million euros in 2012) related to the framework agreement signed by the Telecom Italia S.p.A. with trade unions on March 27, 2013 and the agreement signed by the company Advanced Caring Center with trade unions on December 5, 2013. Specifically, they consisted of 15 million euros pertaining to the Parent, 2 million euros to TI Information Technology, 1 million euros to Telecom Italia Sparkle and 1 million euros to the company Advanced Caring Center.

Employee benefits expenses in our foreign businesses were unchanged compared to 2012; the effect of the growth in the average workforce, which rose by 575 employees, and local salary variations were offset by a negative exchange difference of around 43 million euros, essentially due to the Brazil Business Unit. In 2012, expenses of 2 million euros had been recognized for the restructuring relating to Olivetti Engineering S.A.

The decrease in 2012 compared to 2011 is mainly due to:

•

the reduction of 203 million euros in the Italian component of employee benefits expenses, mainly due to the reduction in ordinary employee benefits expenses, resulting from the decrease in the average salaried workforce of 1,214 compared to 2011, and from restructuring expenses that were 2 million euros lower (10 million euros in 2012; 12 million euros in 2011). In 2012, these expenses derive from the balance between the provision charge of 17 million euros for Olivetti I-Jet (resulting from the agreements signed with the trade unions of the company put into liquidation in June 2012) and its subsidiary Olivetti Engineering and the use of a total of 7 million euros from the remaining provision for mobility under Law 223/91 by Telecom Italia S.p.A. (6 million euros), and by TI Sparkle and TI Information Technology (1 million euros). In 2011 the provision for mobility under Law 223/91, relating to the agreements signed in 2010 with the trade unions of the Parent Telecom Italia S.p.A. and of TI Information Technology, amounted to 12 million euros;

•

the increase of 22 million euros in the foreign component of employee benefits expenses, mainly due to the increase of 835 in the average salaried workforce, relating to the Brazil Business Unit. In particular, in 2012 expenses of 2 million euros had been recognized for the restructuring relating to Olivetti Engineering S.A.

The average salaried workforce, including those with temp work contracts, was 59,527 in 2013 (62,758 in 2012 and 63,137 in 2011). A breakdown by category is as follows:

	Year ended December 31,
	2013	2012	2011
	(Full time equivalent units)
Executives	914	963	1,007
Middle management	4,317	4,650	4,720
White collars	54,225	56,991	57,230
Blue collars	51	95	104

Employees on payroll	59,507	62,699	63,061
Employees with temp work contracts	20	59	76

Total average headcount of salaried workforce	59,527	62,758	63,137

Headcount in service at December 31, 2013, including those with temp work contracts, is 65,623 (66,381 at December 31, 2012) with a net decrease of 758 units.

NOTE 29—OTHER OPERATING EXPENSES

Other operating expenses amounted to 1,318 million euros in 2013, 1,474 million euros in 2012 and 1,528 million euros in 2011, a decrease of 156 million euros in 2013 compared to 2012 and of 54 million euros in 2012 compared to 2011.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Impairments and expenses in connection with credit management	380	501	504
Provision charges	100	197	111
TLC operating fees and charges	482	548	614
Indirect duties and taxes	128	119	125
Penalties, settlement compensation and administrative fines	72	29	41
Association dues and fees, donations, scholarships and traineeships	22	25	23
Sundry expenses	134	55	110

Total	1,318	1,474	1,528
of which, included in the supplementary disclosure on financial instruments	380	501	504

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

In 2013, the decrease was mainly attributable to the Brazil Business Unit (-87 million euros, including a negative exchange rate effect in 90 million euros) and the Domestic Business Unit (-37 million euros, including 84 million euros relating to the estimate of the charges connected with the fine imposed by the Italian Competition Authority—AGCM—which has been challenged by Telecom Italia, relating to the A428 proceedings). In detail:

•

write-downs and expenses in connection with credit management (380 million euros; 501 million euros in 2012) mainly consisting of 286 million euros for the Domestic Business Unit (370 million euros in 2012) and 84 million euros for the Brazil Business Unit (100 million euros in 2012);

•

provision charges (100 million euros; 197 million euros in 2012) mainly consisting of 81 million euros for the Brazil Business Unit (91 million euros in 2012) and 13 million euros for the Domestic Business Unit (92 million euros in 2012);

•

telecommunications operating fees and charges (482 million euros; 548 million euros in 2012) mainly consisting of 424 million euros for the Brazil Business Unit (487 million euros in 2012) and 57 million euros for the Domestic Business Unit (59 million euros in 2012);

•

sundry expenses, amounting to 134 million euros (55 million euros in 2012) mainly related to the Domestic Business Unit and included 84 million euros relating to the estimate of the charges for the aforementioned fine imposed by the Italian Competition Authority (AGCM), on conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio.

In 2012, the decreases for the Domestic Business Unit (-70 million euros) and the Brazil Business Unit (-28 million euros, including a negative exchange rate effect of 54 million euros) are partially offset by the increases for the other Business Units. In particular the main items are detailed as follows:

•

writedowns and expenses in connection with credit management (501 million euros; 504 million euros in 2011) consist of 370 million euros (389 million euros in 2011) relating to the Domestic Business Unit and 100 million euros (unchanged compared to 2011) relating to the Brazil Business Unit;

•

provision charges (197 million euros; 111 million euros in 2011) consist of 91 million euros (60 million euros in 2011) relating to the Brazil Business Unit and 92 million euros (50 million euros in 2011) relating to the Domestic Business Unit;

•

telecommunication operating fees and charges (548 million euros; 614 million euros in 2011) consist of 487 million euros (554 million euros in 2011) relating to the Brazil Business Unit and 59 million euros (58 million euros in 2011) relating to the Domestic Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 30—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 543 million euros in 2013, 581 million euros in 2012 and 569 million euros in 2011, showing a decrease of 38 million euros in 2013 compared to 2012 and an increase of 12 million euros in 2012 compared to 2011.

Details are as follows:

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Intangible assets with a finite useful life	307	295	288
Tangible assets owned	236	286	281

Total	543	581	569

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

NOTE 31—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to 4,553 million euros in 2013, 4,689 million euros in 2012 and 4,974 million euros in 2011, showing a decrease of 136 million euros in 2013 compared to 2012 and of 285 million euros in 2012 compared to 2011.

Details are as follows:

			Year ended December 31,
			2013	2012	2011
			(millions of euros)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,392	1,382	1,425
Concessions, licenses, trademarks and similar rights			369	317	306
Other intangible assets with a finite useful life			251	201	215

	(A)		2,012	1,900	1,946

Depreciation of tangible assets owned:
Buildings (civil and industrial)			44	47	49
Plant and equipment			2,166	2,382	2,585
Manufacturing and distribution equipment			14	13	14
Other			194	229	265

	(B)		2,418	2,671	2,913

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			117	113	110
Plant and equipment			—	—	—
Other			6	5	5

	(C)		123	118	115

Total	(A+B+C	)	4,553	4,689	4,974

In 2013, the decrease in depreciation and amortization was mainly due to:

•	the Brazil Business Unit (-74 million euros, already including a negative exchange difference of 128 million euros);

•

the Domestic Business Unit (-19 million euros) as a result of the decrease in depreciation of tangible assets, which was partly offset by the increase in amortization of intangible assets, primarily due to the entry into force from January 1, 2013 of the user rights on the LTE frequencies (+67 million euros);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the exit from the scope of consolidation of the companies Matrix S.p.A. (Other Operations), La7 S.r.l., and MTV Italia S.r.l. (with its wholly-owned subsidiary 100% MTV Pubblicità S.r.l.) (Media), generating an impact of approximately -44 million euros.

In 2012, the decrease in depreciation and amortization charges mainly relates to the Domestic Business Unit (-305 million euros), principally due to lower amounts of depreciable or amortizable assets.

Further details are provided in the Notes “Other intangible assets” and “Tangible assets (owned and under finance leases)”. For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 32—GAINS (LOSSES) ON DISPOSALS OF NON—CURRENT ASSETS

Gains (losses) on disposals of non—current assets amounted to a loss of 82 million euros in 2013, a gain of 52 million euros in 2012 and a gain of 4 million euros in 2011.

Details are as follows:

		Year ended December 31,
		2013	2012	2011
		(millions of euros)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		26	24	4
Gains on the disposal of investments in subsidiaries		4	49	35

	(A)	30	73	39

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		11	21	35
Losses on the disposals of investments in subsidiaries		101	—	—

	(B)	112	21	35

Total	(A-B)	(82)	52	4

In 2013, net losses on disposals of non-current assets amounted to 82 million euros and consisted of the net balance of the following impacts:

•

the realized loss of 100 million euros (including incidental costs) from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013, after authorization for the sale was received, as required by law. The overall impact of the sale, comprising the performance of La7 S.r.l. up until the transaction date, was approximately -125 million euros for 2013, inclusive of non-controlling interests. This amount included the post closing price adjustment of 4.8 million euros, paid to Telecom Italia Media by the Cairo Communication group on October 25, 2013;

•

the realized gain of 3 million euros, net of incidental costs, for the sale to Viacom International Media Networks (VIMN) of the entire controlling interest (51%) held in MTV Italia S.r.l., which took place on September 12, 2013;

•

the net capital gains on the sale of other non-current assets totaling 15 million euros, mainly relating to the sale of a property by the Brazilian company Telecom Italia Latam Participações and Gestão Administrativa Ltda for an amount of 48 million Brazilian reais (around 17 million euros).

In 2012, net gains on disposals of non-current assets amounted to 52 million euros. In addition to the gain of 49 million euros, net of incidental expenses, realized on October 31, 2012 following the sale of the investment in Matrix, there were also net gains on tangible and intangible fixed assets mainly relating to the Domestic Business Unit.

In 2011, net gains on disposals of non-current assets amounted to 4 million euros and included the gain of 35 million euros, net of related incidental expenses, realized on the sale of Loquendo at the end of September 2011, and the net losses on the disposal of tangible assets, mainly of the Parent, for the replacement and subsequent disposal of dedicated mobile telephony plant.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 33—IMPAIRMENT REVERSALS (LOSSES) ON NON—CURRENT ASSETS

Impairment losses on non-current assets, amounted to 2,187 million euros in 2013, 4,179 million euros in 2012, and 7,358 million euros in 2011.

Details are as follows:

		Year ended December 31,
		2013	2012	2011
		(millions of euros)
Reversals of impairment losses on non-current assets:
on intangible assets		—	—	9
on tangible assets		—	—	1

	(A)	—	—	10

Impairment losses on non-current assets:
on intangible assets		2,187	4,163	7,364
on tangible assets		—	16	4

	(B)	2,187	4,179	7,368

Total	(A-B)	(2,187)	(4,179)	(7,358)

In 2013, impairment losses on non-current assets amounted to 2,187 million euros and were related to the impairment loss on the goodwill allocated to Core Domestic Cash Generating Unit, within the Domestic Business Unit.

In particular, in the first half of 2013, the Group tested Goodwill for impairment. The results of this testing led to an impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic Cash Generating Unit. This valuation, in compliance with the Group’s specific procedures, considered the deterioration of the macroeconomic situation, both in general terms, with reference to the outlook for the Italian economy, and in specific terms, in relation to management’s expectations of the forecasted impact, on the entire year 2013 and coming years, of the recent AGCom decisions on wholesale copper network access rates, as well as the commercial performance of the Domestic Business Unit in the first half of 2013. The valuation also considered analyst forecasts of the expected performance of the Business Unit, as well as the performance of financial indicators and interest rates.

The impairment test was repeated for the financial statements at December 31, 2013 on the basis of the updated Industrial Plan. The tests did not reveal any further impairment losses over and above the 2,187 million euros recognized in the first half of 2013.

In 2012, impairment losses on non-current assets amounted to 4,179 million euros. They mainly include:

•	4,016 million euros for the impairment loss on goodwill allocated to the Core Domestic Cash-Generating Unit (CGU) in the Domestic Business Unit (7,307 million euros in 2011);

•

157 million euros (57 million euros in 2011) for the overall impairment loss on the assets and goodwill allocated to the Media Business Unit, established following the impairment test process and also taking account of the prospective sale of the investee LA7 Srl. Specifically, the amount of impairment loss relating solely to the goodwill assigned to the Media Business Unit was 105 million euros, while the remainder relates to assets.

NOTE 34—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments was an expense of 3 million euros in 2013, an income of 2 million euros in 2012 and an income of 16 million euros in 2011.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Dividends from Other investments	2	1	1
Net gains on disposals of Other investments	—	3	18
Loss and impairment losses on Other investments	(5)	(2)	(3)

Total	(3)	2	16
of which, included in the supplementary disclosure on financial instruments	(3)	1	(2)

In particular, in 2011, other income (expenses) from investments was an income balance of 16 million euros and includes 17 million euros of gain, net of transactions costs, on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount was in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010 as part of the valuation using the equity method.

NOTE 35—FINANCE INCOME AND FINANCE EXPENSES

Finance income

Finance income amounted to 2,003 million euros in 2013, 1,983 million euros in 2012 and 2,400 million euros in 2011, showing an increase of 20 million euros in 2013 compared to 2012 and a decrease of 417 million euros in 2012 compared to 2011.

Details are as follows:

		Year ended December 31,
		2013	2012	2011
		(millions of euros)
Interest income and other finance income:
Income from financial receivables recorded in non-current assets		—	—	1
Income from securities other than investments, recorded in non-current assets		—	—	—
Income from securities other than investments, recorded in current assets		34	32	56
Income other than the above:
Interest income		152	165	170
Exchange gains		492	336	498
Income from fair value hedge derivatives		152	214	328
Reversal of the Reserve for hedging instruments to the income statement (interest rate component)		643	741	626
Income from non-hedging derivatives		23	18	24
Miscellaneous finance income		96	89	44

	(A)	1,592	1,595	1,747

Positive fair value adjustments to:
Fair value hedge derivatives		40	79	415
Underlying financial assets and liabilities of fair value hedges derivatives		254	132	34
Non hedging derivatives		117	177	204

	(B)	411	388	653

Reversal of impairment loss on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	2,003	1,983	2,400
of which, included in the supplementary disclosure on financial instruments		432	428	443

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finance expenses

Finance expenses amounted to 4,186 million euros in 2013, 3,981 million euros in 2012 and 4,440 million euros in 2011, showing an increase of 205 million euros in 2013 compared to 2012 and a decrease of 459 million euros in 2012 compared to 2011.

Details are as follows:

		Year ended December 31,
		2013	2012	2011
		(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,443	1,514	1,534
Interest expenses to banks		217	236	225
Interest expenses to others		216	257	223

		1,876	2,007	1,982
Commissions		131	87	55
Exchange losses		535	389	541
Charges from fair value hedge derivatives		50	106	214
Reversal of the Reserve for hedging instruments to the income statement (interest rate component)		753	836	753
Charges from non-hedging derivatives		55	52	62
Miscellaneous finance expenses		327	200	209

	(A)	3,727	3,677	3,816

Negative fair value adjustments to:
Fair value hedge derivatives		234	132	121
Underlying financial assets and liabilities of fair value hedges derivatives		35	26	384
Non hedging derivatives		190	146	119

	(B)	459	304	624

Impairment losses on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	4,186	3,981	4,440
of which, included in the supplementary disclosure on financial instruments		2,259	2,188	2,160

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For a better understanding of the net effects relating to derivative financial instruments, the following table is presented:

		Year ended December 31,
		2013	2012	2011
		(millions of euros)
NET EXCHANGE GAINS AND LOSSES
Exchange gains		492	336	498
Exchange losses		(535)	(389)	(541)

		(43)	(53)	(43)

NET RESULT FROM DERIVATIVES
Income from fair value hedge derivatives		152	214	328
Charges from fair value hedge derivatives		(50)	(106)	(214)

Net result from fair value hedge derivatives	(A)	102	108	114

Positive effect of the Reversal of the Reserve for hedging instruments to the income statement for the interest rate component		643	741	626
Negative effect of the Reversal of the Reserve for hedging instruments to the income statement for the interest rate component		(753)	(836)	(753)

Net effect of the Reversal of the Reserve for hedging instruments to the income statement for the interest rate component	(B)	(110)	(95)	(127)
Income from non-hedging derivatives		23	18	24
Charges from non-hedging derivatives		(55)	(52)	(62)

Net result from non-hedging derivatives	(C)	(32)	(34)	(38)

Net result from derivatives	(A+B+C)	(40)	(21)	(51)

NET FAIR VALUE ADJUSTMENT TO FAIR VALUE HEDGE DERIVATIVES AND UNDERLYING
Positive fair value adjustment to fair value hedge derivatives		40	79	415
Negative fair value adjustment to underlying financial assets and liabilities of fair value hedge derivatives		(35)	(26)	(384)

Net fair value adjustments	(D)	5	53	31

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		254	132	34
Negative fair value adjustments to fair value hedge derivatives		(234)	(132)	(121)

Net fair value adjustments	(E)	20	—	(87)

Net fair value adjustment to fair value hedge derivatives and underlyings	(D+E)	25	53	(56)

NET FAIR VALUE ADJUSTMENTS TO NON-HEDGING DERIVATIVES
Positive fair value adjustments to non-hedging derivatives	(F)	117	177	204
Negative fair value adjustments to non-hedging derivatives	(G)	(190)	(146)	(119)

Net fair value adjustments to non-hedging derivatives	(F+G)	(73)	31	85

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 36—PROFIT (LOSS) FOR THE YEAR

The profits (loss) for the years ended December 31, 2013, 2012 and 2011 are summarized as follows:

	Year ended December 31,
	2013	2012	2011
	(millions of euros)
Profit (loss) for the year	(238)	(1,277)	(4,366)
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations	(721)	(1,519)	(4,864)
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(108)	53

Profit (loss) for the year attributable to owners of the Parent	(674)	(1,627)	(4,811)

Non-controlling interests
Profit (loss) from continuing operations	142	140	188
Profit (loss) from Discontinued operations/Non-current assets held for sale	294	210	257

Profit (loss) for the year attributable to Non-Controlling interests	436	350	445

NOTE 37—EARNINGS PER SHARE

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for which at December 31, 2013 the market and non-market performance conditions were satisfied.

		Year ended December 31,
		2013	2012	2011
Basic and Diluted Earnings Per Share
Profit (loss) for the year attributable to owners of the Parent (*)		(547)	(1,627)	(4,811)
Less: additional dividends for the Savings Shares (€0.011 per share)		—	—	—

	(millions of euros)	(547)	(1,627)	(4,811)

Average number of Ordinary and Savings Shares	(millions)	19,598	19,304	19,290

Basic and diluted earnings per share—Ordinary Shares		(0.03)	(0.08)	(0.25)
Plus: additional dividends per savings Share (€0.011 per share)		—	—	—

Basic and diluted earnings per share—Savings Shares	(Euro)	(0.03)	(0.08)	(0.25)

Basic and Diluted Earnings Per Share From continuing Operations
Profit (loss) from continuing operations		(888)	(1,729)	(5,121)
Less: additional dividends for the Savings Shares (€0.011 per share)		—	—	—

	(millions of euros)	(888)	(1,729)	(5,121)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		Year ended December 31,
		2013	2012	2011
Average number of Ordinary and Savings Shares	(millions)	19,598	19,304	19,290

Basic and diluted earnings per share from continuing operations—Ordinary Shares		(0.05)	(0.09)	(0.27)
Plus: additional dividends per savings Share (€0.011 per share)		—	—	—

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro)	(0.05)	(0.09)	(0.27)

Basic and Diluted Earnings Per Share From Discontinued operations/Non current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	341	102	310

Average number of Ordinary and Savings Shares	(millions)	19,598	19,304	19,290

Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Ordinary Shares	(Euro)	0.02	0.01	0.02

Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Savings Shares	(Euro)	0.02	0.01	0.02

		Year ended December 31,
		2013	2012	2011
Average number of Ordinary Shares(*)		13,571,392,501	13,277,621,082	13,264,375,078
Average number of Savings Shares		6,026,120,661	6,026,120,661	6,026,120,661

Total		19,597,513,162	19,303,741,743	19,290,495,739

(*)

The number takes into account the potential ordinary shares relating only to the equity compensation plans of employees for whom the market and non-market performance conditions have been satisfied and for 2013, a theoretical number of shares that could be issued upon conversion of the mandatory convertible bond (without considering any deferral interest portion) using the year end share price. Also the “Profit (loss) for the year attributable to owners of the Parent” has been adjusted to reflect the estimated impact, after tax, resulting from conversion of the mandatory convertible bond (+127 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Future potential changes in share capital

The table below reports future potential changes in share capital connected with the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” issued in November 2013 by Telecom Italia Finance S.A., with the authorizations to increase the share capital existing at December 31, 2013 and the options and rights granted under equity compensation plans still outstanding at December 31, 2013.

	Number of maximum shares issuable	Share capital (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per shares (euro)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.a.	n.a.
“Long Term incentive Plan 2010-2015” (bonus capital increase)	201,243	111	—	—
“Long Term incentive Plan 2011” (capital increase in cash for Selected Management)	n.a.	4,438	n.a.	n.a.
“Long Term incentive Plan 2011” (bonus capital increase for Selected Management)	n.a.	4,438	—	—
“Long Term incentive Plan 2011” (bonus capital increase for Top Management)	n.a.	2,559	—	—
“Long Term incentive Plan 2012” (capital increase in cash for Selected Management)	n.a.	4,620	n.a.	n.a.
“Long Term incentive Plan 2012” (bonus capital increase for Selected Management)	n.a.	4,620	—	—
“Long Term incentive Plan 2012” (bonus capital increase for Top Management)	n.a.	2,995	—	—
Resolution by the shareholders’ meeting held on April 17, 2013	72,000,000	39,600	n.a.	n.a.

Total additional capital increases not yet approved (ordinary shares)		943,381

2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)
—Principal	n.a.	1,300,000	n.a.	n.a.
—Interest portion	n.a.	238,875	n.a.	n.a.

2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)		1,538,875

Total		2,482,256

(*)

Amounts stated for capital increases connected with incentive plans and the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” are the “total estimated value” inclusive of any premiums.

Further details are provided in the Note “Financial liabilities (Non-current and current)” and Note “Equity compensation plans”.

NOTE 38—SEGMENT REPORTING

a) Reporting by operating segment

Following the inclusion of Sofora—Telecom Argentina group under Discontinued operations/Non-current assets held for sale, amounts for the Argentina Business Unit are no longer stated. To ensure uniformity, the disclosure for the segment for the periods under comparison has been duly restated.

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Media

•	Olivetti

•	Other Operations

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENT

	Domestic			Brazil			Media			Olivetti			Other operations			Adjustments and eliminations			Consolidated Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(millions of euros)
Third-party revenues	16,128	17,816	18,908	6,937	7,454	7,321	123	218	220	219	230	259	—	41	64	—	—	—	23,407	25,759	26,772
Intragroup revenues	47	68	83	8	23	22	1	4	18	46	50	84	—	21	55	(102)	(166)	(262)	—	—	—

Revenues by operating segment	16,175	17,884	18,991	6,945	7,477	7,343	124	222	238	265	280	343	—	62	119	(102)	(166)	(262)	23,407	25,759	26,772
Other income	259	254	248	21	14	25	4	5	26	41	18	18	1	5	2	(2)	(11)	(25)	324	285	294

Total operating revenues and other income	16,434	18,138	19,239	6,966	7,491	7,368	128	227	264	306	298	361	1	67	121	(104)	(177)	(287)	23,731	26,044	27,066

Acquisition of goods and services	(5,849)	(6,409)	(6,754)	(4,263)	(4,508)	(4,399)	(95)	(197)	(167)	(254)	(274)	(329)	(9)	(56)	(88)	93	155	242	(10,377)	(11,289)	(11,495)
Employee benefits expenses	(2,672)	(2,834)	(3,031)	(349)	(344)	(321)	(26)	(67)	(61)	(39)	(66)	(69)	(2)	(22)	(34)	1	—	2	(3,087)	(3,333)	(3,514)
of which: accruals to employee severance indemnities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other operating expenses	(662)	(699)	(769)	(632)	(719)	(747)	(11)	(8)	(9)	(8)	(22)	(10)	(5)	(26)	(16)	—	—	23	(1,318)	(1,474)	(1,528)
of which: writedowns and expenses in connection with credit management and provision charges	(299)	(462)	(439)	(165)	(191)	(160)	(8)	(5)	(4)	(8)	(20)	(8)	—	(21)	(8)	—	1	4	(480)	(698)	(615)
Change in inventories	46	(9)	10	10	(2)	19	2	—	—	(9)	7	11	—	—	—	(1)	—	—	48	(4)	40
Internally generated assets	449	489	478	80	78	70	—	—	—	—	—	—	—	—	—	14	14	21	543	581	569
Depreciation and amortization	(3,564)	(3,583)	(3,888)	(954)	(1,028)	(1,005)	(33)	(63)	(58)	(5)	(5)	(7)	—	(14)	(21)	3	4	5	(4,553)	(4,689)	(4,974)
Gains (losses) on disposals of non-current assets	(2)	3	19	—	(2)	(1)	(97)	2	—	1	—	—	16	49	1	—	—	(15)	(82)	52	4
Impairment reversals (losses) on non-current assets	(2,187)	(4,018)	(7,300)	—	—	—	—	(157)	(57)	—	(3)	—	—	(1)	(1)	—	—	—	(2,187)	(4,179)	(7,358)

Operating profit (loss)	1,993	1,078	(1,996)	858	966	984	(132)	(263)	(88)	(8)	(65)	(43)	1	(3)	(38)	6	(4)	(9)	2,718	1,709	(1,190)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	(6)	(2)	—	—		—	—		—	—		—	—	(37)	—	—	—	—	(6)	(39)
Other income (expenses) from investments																			(3)	2	16
Finance income																			2,003	1,983	2,400
Finance expenses																			(4,186)	(3,981)	(4,440)

Profit (loss) before tax from continuing operations																			532	(293)	(3,253)
Income tax expense																			(1,111)	(1,086)	(1,423)

Profit (loss) from continuing operations																			(579)	(1,379)	(4,676)
Profit (loss) from Discontinued operations/Non-current assets held for sale																			341	102	310

Profit (loss) for the year																			(238)	(1,277)	(4,366)
Attributable to:
Owners of the Parent																			(674)	(1,627)	(4,811)
Non-controlling interests																			436	350	445

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic			Brazil			Media			Olivetti			Other operations			Adjustments and eliminations			Consolidated Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(millions of euros)
Revenues from equipment sales—third party	761	782	910	1,122	934	745	—	—	—	218	226	258	—	—	—	—	—	—	2,101	1,942	1,913
Revenues from equipment sales—intragroup	—	—	—	1	—	—	—	—	—	36	44	51	—	—	—	(37)	(44)	(51)	—	—	—

Total revenues from equipment sales	761	782	910	1,123	934	745	—	—	—	254	270	309	—	—	—	(37)	(44)	(51)	2,101	1,942	1,913

Revenues from services—third party	15,384	17,020	17,985	5,815	6,520	6,576	123	218	220	1	4	1	—	41	64	—	—	—	21,323	23,803	24,846
Revenues from services—intragroup	47	68	83	7	23	22	1	4	18	10	6	33	—	21	55	(65)	(122)	(211)	—	—	—

Total revenues from services	15,431	17,088	18,068	5,822	6,543	6,598	124	222	238	11	10	34	—	62	119	(65)	(122)	(211)	21,323	23,803	24,846

Revenues on construction contracts—third party	(17)	14	13	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(17)	14	13
Revenues on construction contracts—intragroup	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	(17)	14	13	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(17)	14	13

Total third-party revenues	16,128	17,816	18,908	6,937	7,454	7,321	123	218	220	219	230	259	—	41	64	—	—	—	23,407	25,759	26,772
Total intragroup revenues	47	68	83	8	23	22	1	4	18	46	50	84	—	21	55	(102)	(166)	(262)	—	—	—

Total revenues by operating segment	16,175	17,884	18,991	6,945	7,477	7,343	124	222	238	265	280	343	—	62	119	(102)	(166)	(262)	23,407	25,759	26,772

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CAPITAL EXPENDITURES BY OPERATING SEGMENT

	Domestic			Brazil			Media			Olivetti			Other operations			Adjustments and eliminations			Consolidated Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	(millions of euros)
Purchase of intangible assets	1,296	1,216	2,364	583	592	521	13	36	30	3	1	2	—	6	14	—	—	—	1,895	1,851	2,931
Purchase of tangible assets	1,731	1,856	1,820	766	908	769	7	21	31	1	2	3	—	1	2	—	—	—	2,505	2,788	2,625

Total capital expenditures	3,027	3,072	4,184	1,349	1,500	1,290	20	57	61	4	3	5	—	7	16	—	—	—	4,400	4,639	5,556

HEADCOUNT BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other operations		Consolidated Total
	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012
	(number of employees)
Headcount(*)	52,695	53,224	12,140	11,622	84	735	682	778	22	22	65,623	66,381

(*)	The number of personnel at year-end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Media		Olivetti		Other operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012	As of December 31, 2013	As of December 31, 2012
	(millions of euros)
Non-current operating assets	44,868	47,487	5,971	6,653	207	241	21	22	7	9	(36)	(36)	51,038	54,376
Current operating assets	3,900	4,545	1,681	2,026	17	128	203	222	12	63	(59)	(73)	5,754	6,911

Total operating assets	48,768	52,032	7,652	8,679	224	369	224	244	19	72	(95)	(109)	56,792	61,287
Investments accounted for using the equity method	64	64	—	—	—	—	—	—	—	—	1	1	65	65
Discontinued operations /Non-current assets held for sale													3,528	4,094
Unallocated assets													9,835	12,150

Total assets													70,220	77,596

Total operating liabilities	8,397	9,238	2,423	2,693	36	166	169	217	23	35	(82)	(108)	10,966	12,241
Liabilities directly associated with Discontinued operations/Non-current assets held for sale													1,561	1,668
Unallocated liabilities													37,507	40,675
Equity													20,186	23,012

Total Equity and liabilities													70,220	77,596

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b) Reporting by geographical area

		Revenues						Non-current operating assets
		Breakdown by location of operations			Breakdown by location of customers			Breakdown by location of operations
		2013	2012	2011	2013	2012	2011	2013	2012
		(millions of euros)
Italy	(A)	16,152	17,968	19,140	15,162	16,774	19,140	44,670	47,328
Outside Italy	(B)	7,255	7,791	7,632	8,245	8,985	7,632	6,368	7,048

Total	(A+B)	23,407	25,759	26,772	23,407	25,759	26,772	51,038	54,376

c) Information about major customers

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

NOTE 39—RELATED PARTY TRANSACTIONS

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

Related party transactions, when not dictated by specific laws, were usually conducted at arm’s length. The transactions were subject to an internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Governance—channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora—Telecom Argentina group; as a result, the investment was classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale).

The effects on the individual line items of the separate consolidated income statements for the years 2013, 2012 and 2011 are as follows:

Separate consolidated income statement line items 2013

		Related parties
	Total (a)	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.(b)	% on line item (b/a)
	(millions of euros)
Revenues	23,407	9	2	904			915	(209)	706	3.0
Other income	324			24			24		24	7.4
Acquisition of goods and services	10,377	8	29	606			643	(133)	510	4.9
Employee benefits expenses	3,087			13	81	22	116	(9)	107	3.5
Other operating expenses	1,318			1			1		1	0.1
Finance income	2,003			63			63		63	3.1
Finance expenses	4,186	18		82			100		100	2.4
Profit (loss) from Discontinued operations/Non-current assets held for sale	341		(9)	76			67

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Separated consolidated income statement line items 2012

		Related parties
	Total (a)	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op (b)	% on line item (b/a)
	(millions of euros)
Revenues	25,759	36	2	987			1,025	(195)	830	3.2
Other income	285			3			3		3	1.1
Acquisition of goods and services	11,289	12	33	700			745	(149)	596	5.3
Employee benefits expenses	3,333			4	82	18	104		104	3.1
Finance income	1,983			45			45		45	2.3
Finance expenses	3,981	19		64			83		83	2.1
Profit (loss) from Discontinued operations/Non-current assets held for sale	102		(13)	59			46

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Separate consolidated income statement line items 2011

		Related parties
	Total (a)	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Revenues	26,772	91	2	1,007			1,100	(180)	920	3.4
Other income	294		1	1			2		2	0.7
Acquisition of goods and services	11,495	16	42	671			729	(136)	593	5.2
Employee benefits expenses	3,514			4	91	18	113		113	3.2
Finance income	2,400			127			127		127	5.3
Finance expenses	4,440	31		62			93		93	2.1
Profit (loss) from Discontinued operations/Non-current assets held for sale	310

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of financial position at December 31, 2013 and at December 31, 2012 are as follows:

Consolidated statement of financial position line items at December 31, 2013

		Related parties
	Total (a)	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(1,256)		(6)	(116)		(122)		(122)	9.7
Securities other than investments (current assets)	(1,348)			(39)		(39)		(39)	2.9
Financial receivables and other current financial assets	(283)			(11)		(11)		(11)	3.9
Cash and cash equivalents	(5,744)			(48)		(48)		(48)	0.8
Current financial assets	(7,375)			(98)		(98)		(98)	1.3
Discontinued operations/Non-current assets held for sale of a financial nature	(657)
Non-current financial liabilities	31,084	56		150		206		206	0.7
Current financial liabilities	6,119	70		316		386		386	6.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of financial nature	27
Trade and miscellaneous receivables and other current assets	5,389	4	2	238		244	(27)	217	4.0
Discontinued operations/Non-current assets held for sale of a non-financial nature	2,871			27		27
Miscellaneous payables and other non-current liabilities	779			2		2		2	0.3
Trade and miscellaneous payables and other current liabilities	8,649	8	53	214	24	299	(48)	251	2.9
Liabilities directly associated with discontinued operations/non-current assets held for sale of a non-financial nature	1,534		20	28		48

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items at December 31, 2012

		Related parties
	Total (a)	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(2,496)			(265)		(265)		(265)	10.6
Securities other than investments (current assets)	(754)
Financial receivables and other current financial assets	(502)	(2)		(10)		(12)		(12)	2.4
Cash and cash equivalents	(7,436)			(279)		(279)		(279)	3.8
Current financial assets	(8,692)	(2)		(289)		(291)		(291)	3.3
Non-current financial liabilities	34,091	109		367		476		476	1.4
Current financial liabilities	6,150	103		75		178		178	2.9
Trade and miscellaneous receivables and other current assets	7,006	11	5	219		235		235	3.4
Miscellaneous payables and other non-current liabilities	1,053			2		2		2	0.2
Trade and miscellaneous payables and other current liabilities	10,542	10	39	253	25	327		327	3.1

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of cash flows for the years 2013, 2012 and 2011 are as follows:

Consolidated statement of cash flows line items 2013

		Related parties
	Total (a)	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,400	2	145	17		164		164	3.7
Dividends paid	537			62		62		62	11.5

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items 2012

		Related parties
	Total (a)	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,639	2	124	1		127		127	2.7
Dividends paid	964			139		139		139	14.4

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated statement of cash flows line items 2011

		Related parties
	Total (a)	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	5,556	3	162	1		166		166	3.0
Dividends paid	1,253			191	1	192		192	15.3

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2013	2012	2011	Type of contract
	(millions of euros)
Revenues
NordCom S.p.A.	2	3	2	Fixed and mobile Voice services, data network connections, outsourcing, I.C.T. products and services
Teleleasing S.p.A. (in liquidation)	5	31	87	Sale of equipment
TM News S.p.A.	1	1	1	Fixed and mobile telephony services, property leases and administrative outsourcing
Other minor companies	1	1	1

Total revenues	9	36	91

Acquisition of goods and services
EtecSA			5	International telecommunications services and roaming
Movenda S.p.A.	2	3	1	Supply of SIM cards and related adapters, software development and advanced maintenance
NordCom S.p.A.	2	3	2	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers
Teleleasing S.p.A. (in liquidation)	2	2	4	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM News S.p.A.	2	4	4	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APICOM News data flow)

Totalacquisition of goods and services	8	12	16

Financeexpenses
Aree Urbane S.r.l. (in liquidation)	6	—	—	Write-down of financial receivable and provision for guarantees given
Teleleasing S.p.A. (in liquidation)	12	19	23	Interest expenses for finance leases of equipment and finance leases
Other minor companies	—	—	8

Total finance expenses	18	19	31

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2013	As of December 31, 2012	Type of contract
	(millions of euros)
Financial receivables and other current financial assets	—	2	Shareholder loan to Aree Urbane S.r.l. (in liquidation)

Non-current financial liabilities	56	109	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)

Current financial liabilities	70	103	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)

Trade and miscellaneous receivables and other current assets
NordCom S.p.A.	—	1	Fixed and mobile voice services, data network connections, outsourcing, I.C.T. products and services
Teleleasing S.p.A. (in liquidation)	2	8	Sale of equipment
TM News S.p.A.	1	1	Property leases and telecommunications services
Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	4	11

Trade and miscellaneous payables and other current liabilities
Movenda S.p.A.	2	3	Supply of SIM cards and related adapter, software development and advanced maintenance
Nord.Com S.p.A.	1	2	Purchase and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers
Teleleasing S.p.A. (in liquidation)	3	2	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM News S.p.A.	1	2	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APICOM News data flow)
Other minor companies	1	1

Total trade and miscellaneous payables and other current liabilities	8	10

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items	2013	2012	2011	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	2	2	3	IT services Movenda S.p.A..

TRANSACTIONS WITH COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

Separate consolidated income statement line items	2013	2012	2011	Type of contract
	(millions of euros)
Revenues	2	2	2	Provision of equipment rental, fixed and mobile telephone and outsourced communication services to the Italtel group

Other income	—	—	1	Commercial transaction with the Italtel group

Acquisition of goods and services	29	33	42	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers

Consolidated statement of financial position line items	As of December 31, 2013	As of December 31, 2012	Type of contract
	(millions of euros)
Non-current financial assets	6	—	Interest bearing loan with the Italtel group

Trade and miscellaneous receivables and other current assets	2	5

Supply of products and services, sale of products and convertible loan to the Italtel group. The convertible loan in place at December 31, 2012, and relating to Italtel S.p.A., was converted in the first half of 2013 into equity instruments of the company

Total trade and miscellaneous payables and other current liabilities	53	39	Supply relationships linked to Capex and Opex for the Italtel group

Consolidated statement of cash flows line items	2013	2012	2011	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	145	124	162	Purchases of TLC equipment from Italtel group

TRANSACTIONS WITH OTHER RELATED PARTIES (both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance)

The “Procedure for carrying out transactions with related parties”—pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended—provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholders’ agreements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

On December 13, 2013 the Board Director Cèsar Alierta Izuel, through whom Telecom Italia was a related party of the companies of the China Unicom group, tendered his resignation. As a result the aforementioned companies are no longer considered related parties.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2013	2012	2011	Type of contract
	(millions of euros)
Revenues
ATM group	—	—	2	Supply of customized services and business data network
Generali group	84	70	74	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
Intesa Sanpaolo group	68	66	79	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	7	5	7	Telephone and MPLS data network services and marketing of data and VoIP devices and sale of equipment for fixed and mobile networks
Telefonica group	745	844	845	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	—	2	—

Total revenues	904	987	1,007

Other income
Generali group	23	3	1	Damage compensation
Other	1			Other income from the Intesa SanPaolo group and Telefónica.

Total other income	24	3	1

Acquisition of goods and services
A1 International Investment group	—	1	—	TV content rights
China Unicom group	—	2	—	International telecommunication and roaming services
Generali group	37	36	30	Insurance premiums and property leases
Intesa Sanpaolo group	11	18	17	Factoring fees, fees for telephone card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	2	1	1	Credit recovery activities and professional services
Telefonica group	556	642	622	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
Other minor companies	—	—	1

Total acquisition of goods and services	606	700	671

Employee benefits expenses	13	4	4	Non-obligatory employee insurance taken out with the Generali group

Other operating expenses	1	—	—	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group

Finance income
Intesa Sanpaolo group	50	33	112	Bank accounts, deposits and hedging derivatives
Mediobanca group	13	12	15	Bank accounts, deposits and hedging derivatives

Total finance income	63	45	127

Finance expenses
Intesa Sanpaolo group	69	51	55	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	13	13	7	Term Loan Facility, Revolving Credit Facility and hedging derivatives

Total finance expenses	82	64	62

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2013	As of December 31, 2012	Type of contract
	(millions of euros)
Non-current financial assets
IntesaSanpaolo group	101	241	Hedging derivatives
Mediobancagroup	15	24	Hedging derivatives

Total non-current financial assets	116	265

Securities other than investments (current assets)
Generaligroup	4	—	Bonds
IntesaSanpaolo group	12	—	Bonds
Mediobancagroup	14	—	Bonds
Telefonicagroup	9		Bonds

Total securities other than investments (current assets)	39	—

Financial receivables and other current financial assets
IntesaSanpaolo group	10	9	Hedging derivatives
Mediobancagroup	1	1	Hedging derivatives

Total financial receivables and other current financial assets	11	10

Cash and cash equivalents	48	279	Bank accounts and deposits with Intesa Sanpaolo group

Non-current financial liabilities
IntesaSanpaolo group	136	280	Revolving Credit Facility, hedging derivatives and loans
Mediobancagroup	14	87	Revolving Credit Facility and hedging derivatives

Total non-current financial liabilities	150	367

Current financial liabilities
IntesaSanpaolo group	253	73	Current accounts, hedging derivatives and payables to other lenders
Mediobancagroup	63	2	Hedging derivatives

Total current financial liabilities	316	75

Trade and miscellaneous receivables and other current assets
Generaligroup	24	16	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
IntesaSanpaolo group	112	104	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections
Mediobancagroup	2	—	Telephone and MPLS data network services and marketing of data and VoIP devices and sales of equipment for fixed and mobile networks
Telefonicagroup	100	96	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Otherminor companies	—	3

Total trade and miscellaneous receivables and other current assets	238	219

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2013	As of December 31, 2012	Type of contract
	(millions of euros)
Miscellaneous payables and other non-current liabilities	2	2	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica Group

Trade and miscellaneous payables and other current liabilities
A1 International Investment group	—	1	Purchase of TV content rights
Generaligroup	5	—	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems
IntesaSanpaolo group	135	177	Factoring fees, fees for telephone card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobancagroup	1	1	Credit recovery activities and professional services
Telefonicagroup	73	73	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Otherminor companies	—	1

Total trade and miscellaneous payables and other current liabilities	214	253

Consolidated statement of cash flows line items	2013	2012	2011	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis
A1 International Investment group	—	1	1	Capitalization of costs associated with unbundling in Germany
Telefonica group	17	—	—	Acquisition of transmission capacity

Total purchase of intangible and tangible assets on an accrual basis	17	1	1

Dividends paid
Telco	60	129	174
Other minor companies	2	10	17

Total dividens paid	62	139	191

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

Separate consolidated income statements line items	2013	2012	2011	Type of contract
	(millions of euros)
Employee benefits expenses				Contributions to pension funds
Fontedir	11	12	12
Telemaco	67	65	73
Other pension funds	3	5	6

Total employee benefits expenses	81	82	91

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2013	As of December 31, 2012	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	4	4
Telemaco	20	21
Other pension funds	—	—

Total trade and miscellaneous payables and other current liabilities	24	25

Consolidated statement of cash flows line items	2013	2012	2011	Type of contract
	(millions of euros)
Dividends paid	—	—	1

* * *

REMUNERATION TO KEY MANAGERS

In 2013, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounted to 22.4 million euros (18 million euros in 2012), broken down as follows:

	2013		2012
	(millions of euros)
Short-term remuneration	11.6	(1)	14.0	(4)
Long-term remuneration	(0.1	) (2)	1.9	(5)
Employment termination benefit incentives	10.8		1.0	(6)
Share-based payments (*)	0.1	(3)	1.1	(7)

	22.4		18.0

(*)	These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (LTI 2011/2012).

(1)	of which 1.8 million euros recorded by the Latin American subsidiaries.

(2)	of which 0.16 million euros recorded by the Latin American subsidiaries.

(3)	of which 0.16 million euros recorded by the Latin American subsidiaries.

(4)	of which 1.4 million euros recorded by the Latin American subsidiaries.

(5)	of which 0.6 million euros recorded by the Latin American subsidiaries.

(6)	of which -0.5 million euros recorded by the Latin American subsidiaries.

(7)	of which 0.3 million euros recorded by the Latin American subsidiaries.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period. Long-term remuneration is paid when the related right becomes vested.

In 2013, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 803,000 euros (580,000 euros in 2012).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2013, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, were the following:

Directors:
Franco Bernabè	Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A. (1)
Marco Patuano	Domestic Managing Director Chief Operating Officer of Telecom Italia S.p.A. (2)

Managers:
Andrea Mangoni	South America General Manager (3)
Rodrigo Modesto de Abreu	Diretor Presidente TIM Parteçipacoes (4)
Simone Battiferri	Head of Business
Franco Bertone	Direcciòn General Ejecutiva (CEO) Telecom Argentina (5)
Franco Brescia	Head of Public & Regulatory Affairs
Antonino Cusimano	Head of Corporate Legal Affairs
Stefano De Angelis	Direcion General Ejecutiva (CEO) Telecom Argentina (6)
Mario Di Loreto	Head of People Value (7)
Antonio Migliardi	Head of Human Resources and Organization (8)
Giuseppe Roberto Opilio	Head of Technology
Piergiorgio Peluso	Head of Administration Finance and Control
Luca Rossetto	Head of Consumer
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini	Business Support Officer

(1)	to October 3, 2013.

(2)	from October 3, 2013.

(3)	to April 30, 2013.

(4)	from March 4, 2013.

(5)	to February 26, 2013.

(6)	from February 27, 2013.

(7)	from September 1, 2013.

(8)	to August 31, 2013.

NOTE 40—EQUITY COMPENSATION PLANS

The equity compensation plans in force at December 31, 2013 are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2013; for further details on the plans already in place at December 31, 2012, please refer to the consolidated financial statements of the Telecom Italia Group at that date.

Description of stock option plans

•	Top 2008 Stock Option Plan of Telecom Italia S.p.A.

This plan refers to options granted on April 15, 2008 to the then chairman and chief executive officer, originally for 11,400,000 options, exercisable at the end of the vesting period, expiring after three years from the grant date, at a price of 1.95 euros per option. The exercise period is from April 15, 2011 to April 15, 2014. Each option gives the right to one Telecom Italia S.p.A. ordinary share.

75% of the options granted (equal to 8,550,000 options) is not subject to performance targets and is still valid, while the remaining 25% (equal to 2,850,000 options) was forfeited in 2010 because the performance targets were not reached. During 2013, no options were exercised, and the situation remained unchanged compared to December 31, 2012 and December 31, 2011.

Unexercised options by April 15, 2014 will expire.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	Tim Participações S.A. Stock Option Plan

2011 Plan

A long-term incentive plan for managers in key positions in the company and its subsidiaries was approved by the shareholders’ meeting of Tim Participações S.A. on August 5, 2011. Exercise of the options is subject to achieving two performance objectives simultaneously: the increase in value of the company’s ordinary shares and the performance of the prices of the company’s shares against a reference index, defined by the directors of Tim Participações S.A. and composed principally of the share price of other companies in the telecommunications, information technology and media sectors.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2011, a third of these options could be exercised at the end of July 2012, another third after the first half of 2013 and the remaining third after the first half of 2014. Performance targets refer to the three years 2011-2013, measured in July of each year.

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

At December 31, 2013, a total of 1,024,589 options could be considered as vested. Up to that date none of the plan beneficiaries had exercised the options to purchase during the period established.

2012 Plan

On September 5, 2012, the shareholders’ meeting of Tim Participações S.A. approved the second granting of stock options for managers in key positions in the company and its subsidiaries. In keeping with the structure of the plan initiated in 2011, the exercise of the options is subordinated to the simultaneous achievement of two performance targets:

–	absolute performance: increase in the value of Tim Participações shares;

–	relative performance: performance of Tim Participações shares against a benchmark index composed of TLC and Media Technology companies listed on the Bovespa and in the Bovespa index.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2012, a third of these options could be exercised at the end of September 2013, another third will be exercisable from September 2014 and the remaining third after September 2015. Performance targets refer to the three years 2012-2014, measured in August of each year.

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

At December 31, 2013 a total of 525,029 options could be considered as vested. Up to that date none of the plan beneficiaries had exercised the options to purchase during the period established.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

2013 Plan

On July 21, 2013, the shareholders’ meeting of Tim Participações S.A. approved the third granting of stock options for managers in key positions in the company and its subsidiaries. In continuation of the structure of the plans launched in 2011 and 2012, the exercise of the options is subject to the simultaneous achievement of the objectives of increase in the value of Tim Participações shares and their performance against a benchmark index composed of TLC and Media Technology companies listed on the Bovespa and the Bovespa index.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2013, a third of these options will be exercisable at the end of July 2014, another third from July 2015 and the remaining third after July 2016. Performance targets refer to the three years 2013-2015, measured in July of each year.

On the grant date of July 30, 2013, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period of 30 days prior to July 20, 2013.

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares. As of December 31, 2013, there were no options that could have already been exercised.

Description of other Telecom Italia S.p.A. equity compensation plans

Equity compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under “Employee benefits expenses” over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year this liability is measured at fair value.

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows at December 31, 2013.

•	Long Term Incentive Plan 2010-2015 (LTI 2010-2015 Plan)

The Plan awards a cash bonus based on three-year performance measured against pre-set targets to a selected number of Group management. The incentive period ended on December 31, 2012 and, consequently, on March 7, 2013 the board of directors verified the vesting of the right to the bonus for the 117 beneficiaries of the Plan. The total amount vested was 691,853 euros, with the option to invest 50% of the bonus awarded in the subscription for Telecom Italia ordinary shares at a market price set at 0.60 euro. At the end of the rights issue a total of 204,151 shares were issued with an equal maximum number of matching shares, to be granted as bonus shares in 2015, if the beneficiary retains ownership of said shares during the two year period and maintains the employment relationship with Group companies.

At December 31, 2013 the maximum number of matching shares issuable was 201,243 shares.

•	Long Term Incentive Plan 2011 (LTI Plan 2011)

On March 6, 2014 the Board of Directors of Telecom Italia S.p.A. determined that the levels for the incentive targets had not been reached. As a result, the rights relating to the LTI Plan 2011 were forfeited in full.

A decription of this Plan and its situation at December 31, 2013 is provided below.

The plan, approved by the shareholders’ meeting on April 12, 2011, covered Executive Management, Top Management and Selected Management.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The plan called for granting:

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

On July 7, 2011, the board of directors approved the start of the Plan, which, in addition to the Executive Chairman and the Chief Executive Officer, covered 17 Top Managers and 128 Managers. The estimated maximum incentive for the three categories of incentive beneficiaries at the start of the Plan was equal to:

–

for Selected Management a total bonus of 9,789,300 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,894,650 euros; for Top Management a total bonus of 6,512,400 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,256,200 euros;

–	for Executive Management a total bonus of 5,400,000 euros and a corresponding maximum number of 5,795,234 shares, represented by treasury shares;

–	at December 31, 2013, in addition to the Chief Executive Officer, the Plan covered 14 Top Managers and 121 Managers.

•	Long Term Incentive Plan 2012 (LTI Plan 2012)

The shareholders’ meeting held on May 15, 2012 approved the LTI Plan 2012-2014. The Plan covers Top Management and Selected Management and excludes Executive Management.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, company performance defined in the industrial plan 2012-2014, measured by the cumulative Free Cash Flow (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted)).

The plan calls for granting:

–

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

–	to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

On June 28, 2012, the board of directors approved the start of the Plan. At the start of the Plan, it covered 19 Top Managers and 127 Managers. The estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

–

for Selected Management a total bonus of 9,581,850 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, including paid-in capital, was equal to an equivalent amount of 4,790,925 euros. The maximum number of shares which may be assigned free of charge is the same as the number of shares subscribed;

–	for Top Management a total bonus of 7,161,000 euros, of which the equivalent maximum amount of the bonus grant, and the relative increase in capital was 3,580,500 euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2013 the Plan covered 17 Top Managers and 124 Managers. At the same date, the estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

–

for Selected Management a total maximum bonus of 9,240,000 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, corresponded to an amount of 4,620,000 euros; this same amount is the maximum value of the bonus grant of shares and the relative bonus increase in capital;

–	for Top Management, a total maximum bonus of 5,990,700 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 2,995,350 euros.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the “Top 2008 Plan” was calculated using the Monte Carlo method according to the calculation parameters reported in the following table.

For the LTI Plans (2010-2015, 2011 and 2012), the following was measured:

•	the debt component, determined as follows:

–

the 65% linked to reaching Total Shareholder Return (TSR) targets was calculated as the average of the levels of expected bonus weighted by the probability of the relative TSR scenarios occurring; such probability is measured using the Monte Carlo method;

–

the 35% linked to reaching Free Cash Flow (FCF) targets was calculated as the bonus level according to the best estimate of expected FCF by making reference to the data of the Telecom Italia three-year plan;

•

the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option on the Telecom Italia ordinary share, starting in three years.

Parameters used to determine fair value—Telecom Italia S.p.A.

Plans/Parameters	Exercise price (euro)	Current price/ Spot (euro) (1)	Volatility (2)	Period	Expected dividends (euro) (3)	Risk-free interest rate (4)
TOP 2008 Plan	1.95	Market value Telecom Italia and other TLC companies at 4/15/2008	Telecom Italia (33.02%) and other TLC companies	3 years	0.08	3.7485% at 6 years

LTI Plan 2010-2015 equity component	—	0.9219	33.4281%	5 years	0.055 first year 0.060 second year	1.89% at 5 years

LTI Plan 2011 equity component Executive Management	—	0.8044	n.a.	3 years	0.05	2.095% at 3 years

LTI Plan 2011 equity component (Top Management and Selected Management)	—	0.7298	n.a.	5 years	0.07	2.591% at 5 years

LTI Plan 2012 equity component (Top Management and Selected Management)	—	0.7745	n.a.	5 years	0.043	1.25% at 5 years

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

(3)

For the TOP 2008 Plans, dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid. For the LTI 2010—2015, LTI 2011 and LTI 2012 Plans the dividends were estimated on the basis of Bloomberg data.

(4)

The risk-free interest rate is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option. Solely for the LTI 2012 plan, the rate is a zero coupon at 5 years (the curve is assumed to be the best indicator of the risk-free rate).

Parameters used to determine fair value—Tim Participaçoes

Plan/parameter	Exercise price (reais)	Current price/spot (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
2011 Plan	8.84	8.31	51.73%	6 years	—	11.94% year
2012 Plan	8.96	8.96	50.46%	6 years	—	8.89% year
2013 Plan	8.13	8.13	48.45%	6 years	—	10.39% year

Effects on the income statement and statement of financial position

Equity compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and is recorded in the separate income statements under “Employee benefits expenses” over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. The part of the plans which calls for the payment of compensation in cash is recorded in liabilities as the contra-entry of “Employee benefits expenses”; at the end of each year this liability is measured at fair value.

Equity compensation plans which call for payment in equity instruments do not have significant impacts either on the income statements or the statements of financial position or of cash flows at December 31, 2013.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 41—OTHER INFORMATION

a)    Exchange rates used to translate the financial statements of foreign operations(*)

	Year-end exchange rates (statements of financial position)			Average exchange rates for the year (income statements and statements of cash flows)
(Local Currency against 1 euro)	12/31/2013	12/31/2012	12/31/2011	Year 2013	Year 2012	Year 2011
Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	27.42700	25.15100	25.78700	25.98584	25.14441	24.59461
HUF Hungarian Forint	297.04000	292.30000	314.58000	296.94046	289.29839	279.47926
CHF Swiss Franc	1.22760	1.20720	1.21560	1.23083	1.20525	1.23256
TRY Turkish Lira	2.96050	2.35510	2.44320	2.53316	2.31432	2.33825
GBP Pound Sterling	0.83370	0.81610	0.83530	0.84907	0.81103	0.86775
RON Romanian Leu	4.47100	4.44450	4.32330	4.41917	4.45814	4.23931
North America
USD U.S. Dollar	1.37910	1.31940	1.29390	1.32792	1.28538	1.39162
Latin America
VEF Venezuelan Bolivar	8.67744	5.66636	3.35994	7.99942	5.21554	3.61338
BOB Bolivian	9.52958	9.18302	8.96385	9.21071	8.96600	9.74040
PEN Peruvian Nuevo Sol	3.85865	3.36777	3.48747	3.59026	3.39104	3.83245
ARS Argentinean Peso	8.98914	6.48641	5.56769	7.27875	5.84408	5.74419
CLP Chilean Peso	724.76900	631.72900	671.99700	658.22602	625.01857	672.51441
COP Colombian Peso	2,664.42000	2,331.23000	2,510.57000	2,482.57593	2,310.07238	2,569.51702
MXN Mexican Peso	18.07310	17.18450	18.05120	16.95900	16.90575	17.29084
BRL Brazilian Real	3.23068	2.69619	2.42710	2.86830	2.50953	2.32669
PYG Paraguayan Guarani	6,323.17000	5,573.15000	5,794.08000	5,712.77427	5,676.67356	5,817.48337
UYU Uruguayan Peso	29.54580	25.59770	25.92850	27.21395	26.02323	26.93149
Other countries
ILS Israeli Shekel	4.78800	4.92580	4.94530	4.79372	4.95266	4.97723

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks

b)    Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	2013	2012	2011
	(millions of euros)
Research and development costs expensed during the year	41	40	68
Development costs capitalized	936	562	543

Total research and development costs (expensed and capitalized)	977	602	611

The sharp increase for 2013 was primarily linked to the diffusion and development work conducted on the next generation networks, such as LTE and NGAN.

Moreover, in the separate consolidated income statement for the year 2013, amortization charges are recorded for development costs, capitalized during the period and in prior years, for an amount of 764 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

c)    Operating leases

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2013 the amount of lease installments receivable is as follows:

	At December 31, 2013	At December 31, 2012
	(millions of euros)
Within 1 year	71	104
From 2 to 5 years	152	159
Beyond 5 years	11	14

Total	234	277

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2013 the amount of lease installments receivable is as follows:

	At December 31, 2013	At December 31, 2012
	(millions of euros)
Within 1 year	239	247
From 2 to 5 years	432	481
Beyond 5 years	98	137

Total	769	865

NOTE 42—EVENTS SUBSEQUENT TO DECEMBER 31, 2013

Bond Issue

On January 23, 2014 Telecom Italia issued a bond for the amount of 1,000 million euros, with an annual coupon rate of 4.5% and maturity on January 25, 2021. The bond issued at a price of 99.447% has a yield of 4.594%.

Early repayment of “Hybrid” Bond for 750 million euros

On January 29, 2014 Telecom Italia announced its decision to repay in advance all the subordinated “hybrid” bonds in circulation called €750,000,000 Capital Securities due 2073 (the “Capital Securities”), issued on March 13, 2013, as per the statement released. Telecom Italia has in fact decided to exercise the option of early repayment linked to a change in method by a rating agency which leads to a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the regulations on Capital Securities.

The bonds were repaid on March 3, 2014 (the “Early Repayment Date”) and the relative early repayment price was 101% of the nominal value plus the interest due up until the early repayment date (excluded).

Exit of the Autonomous Province of Trento from the Trentino NGN project

In February 2014, the Autonomous Province of Trento officially announced its exit from the capital of Trentino NGN, the public-private company formed in 2011 to create a fiber optic network in the territory of Trentino, in which Telecom Italia held a shareholding of 41.07%.

The decision was made considering the extended period of waiting and inactivity following the investigation of the European Commission started in July 2012.

The Autonomous Province of Trento’s exit from the capital was announced to the European Commission and, therefore, the reasons that determined the start of proceedings no longer exist.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On the basis of the agreements between the parties, on February 28, 2014 Telecom Italia acquired the shareholding held by the Autonomous Province of Trento (52.2%) and a part (4.2%) of the shareholding held by one of the minority shareholders (La Finanziaria Trentina S.p.A.), for a total outlay of around 17 million euros. As a result, Telecom Italia now has control of the company.

Telecom Italia S.p.A.—Buyback of Own Bonds

On March 7, 2014 Telecom Italia S.p.A. made a buyback offer on four of its bond issues, maturing between May 2014 and March 2016, for a total nominal amount of 500 million euros, which could be amended at Telecom Italia’s discretion.

On March 14, 2014 Telecom Italia S.p.A. announced the successful results of the offer and decided to increase the buyback amount to 599 million euros; the repurchased bonds have been cancelled on the settlement date (March 18, 2014).

Details of the repurchased notes as follows:

Repurchased Notes	Nominal amount outstanding before the buyback offer (euro)	Nominal Amount repurchased (euro)	Purchase Price	Nominal Amount outstanding after the buyback settlement date

Telecom Italia S.p.A. 750 million euros, due May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%	500,650,000

Telecom Italia S.p.A. 750 million euros, due June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%	577,701,000

Telecom Italia S.p.A. 1 billion euros, due January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%	771,550,000

Telecom Italia S.p.A. 850 million euros, due March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%	707,980,000

The buyback offer has been made as part of the Company’s statement of financial position management and is aimed at pro-actively managing its forthcoming debt maturities.

Renegotiation of certain clauses with the European Investment Bank

Following the downgrade of Telecom Italia by Moody’s and Standard & Poor’s to sub-investment grade and discussions with the European Investment Bank (“EIB”) in this regard, we entered into an agreement with the EIB on March 25, 2014, providing for: (i) with respect to the loans maturing in 2018 and 2019 in a total amount of 600 million euros, a reduction of the cost of financing owed to the EIB, against the background of our commitment to furnish to the EIB additional collateral in the form of guarantees issued by banks and other institutions approved by the EIB and the costs associated with our providing such guarantees; (ii) with respect to outstanding loans of 200 million euros guaranteed by SACE, unchanged terms and conditions; and (iii) with respect to all other outstanding loans in a total amount of 1,700 million euros, an increase in respective costs of financing. In addition, the agreement relating to the unsecured 300 million euros loan maturing in 2017 was amended to include a clause pursuant to which, if (i) two or more rating agencies should downgrade the rating of Telecom Italia below BB+/Ba1 and (ii) the remaining term of the loan exceeds one year, the Company is required to provide additional guarantees in favor of the EIB.

We estimate the financial impacts resulting from the above-mentioned agreement with the EIB to result in a total average annual increase of financial expenses of approximately 7.5 million euros.

Following the signing of the agreement and our providing of the additional guarantees as agreed, the outstanding loans with the EIB amounting to a total of 2,500 million euros will be split in 500 million euros of unsecured loans and 2,000 million euros of guaranteed loans.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Sale of a building in Milan

On March 31, 2014 Telecom Italia sold the building owned in via Negri 1, Milan, to Fondo Inarcassa RE for 75 million euros. Together with the deed of sale, Telecom Italia signed a long term rental contract. The building will remain the Milan headquarters of the Company.

Agreements signed by Telecom Italia Media and Gruppo Editoriale L’Espresso to combine the respective network operator businesses for the digital terrestrial television

On April 9, 2014, Telecom Italia Media and Gruppo Editoriale L’Espresso (“Gruppo Espresso”) entered into an agreement providing for a combination of their respective digital terrestrial television (“DTTV”) network operator businesses managed by Telecom Italia Media Broadcasting S.r.l. (“TIMB”) and Rete A S.p.A. (“Rete A”). Such transaction between TIMB and Rete A, who currently hold broadcasting licenses comprising three and two digital multiplexes, respectively, will give rise to a leading network operator in Italy featuring a nationwide high-coverage infrastructure of five digital multiplexes, featuring latest-generation technology. The combined entity will be a leading supplier of non-integrated national and foreign television broadcasters operating on the Italian market. The agreement is also expected to lead to significant synergies.

The business combination will be carried out through Gruppo Espresso’s contribution of 100% of the Rete A shares to TIMB. Upon completion of the transaction, Telecom Italia Media and Gruppo Espresso will hold 70% and 30% of shares in TIMB, respectively, which in turn will wholly own Rete A. Pursuant to a shareholders agreement by and among Telecom Italia Media and Gruppo Espresso, Telecom Italia Media will be entitled to appoint the majority of directors of TIMB and the Chief Executive Officer, and Gruppo Espresso will be entitled to appoint TIMB’s Chairman. The transaction is expected to be finalized by June 2014, subject to the requisite AGCom authorization having been obtained.

NOTE 43—LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

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

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10,693,740,302
	(ITALY)

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT

4G RETAIL S.r.l.	TURIN	EUR	2,402,241	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

ADVANCED CARING CENTER S.r.l.	ROME	EUR	2,540,100	100.0000		TELECONTACT CENTER S.p.A.
(telemarketing’s activities and development, market research and surveys)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
FLAGSHIP STORE BOLOGNA 1 S.r.l.	BOLOGNA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE BOLZANO 1 S.r.l.	BOLZANO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE CATANIA 1 S.r.l.	CATANIA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE FIRENZE 1 S.r.l.	FLORENCE	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE MILANO 1 S.r.l.	MILAN	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE MILANO 2 S.r.l.	MILAN	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE MODENA 1 S.r.l.	MODENA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
FLAGSHIP STORE ROMA 1 S.r.l.	ROME	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE ROMA 2 S.r.l.	ROME	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE SANREMO 1 S.rl.	SANREMO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(IMPERIA-ITALY)

FLAGSHIP STORE TARANTO 1 S.r.l.	TARANTO	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE TORINO 1 S.r.l.	TURIN	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE VERONA 1 S.r.l.	VERONA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

FLAGSHIP STORE VICENZA 1 S.r.l.	VICENZA	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

H.R. SERVICES S.r.l.	L’AQUILA	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(personnel training and services)	(ITALY)

I.T. TELECOM S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(other service activities connected with NCA information technology)	(ROME—ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LAN MED NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services, installation and maintenance of submarine cable systems, managed bandwidth services)	(IRELAND)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ	BOB	1,747,600	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(BOLIVIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(managed bandwidth services)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LAN MED NAUTILUS Ltd
(investment holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	5,852,430,960	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(CHILE)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240,225,000	99.9999		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(COLOMBIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	16,109,788	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PERÙ)

LATIN AMERICAN NAUTILUS PUERTO RICO LLC	SAN JUAN	USD	50,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PUERTO RICO)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(USA)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(VENEZUELA)

MED-1 (NETHERLANDS) B.V.	AMSTERDAM	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd
(investment holding company)	(NETHERLANDS)

MED-1 ITALY S.r.l.	ROME	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
(construction and management of submarine cable in Italian territorial waters)	(ITALY)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
(construction and management of the submarine cable Lev1)	(ISRAEL)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MEDITERRANEAN NAUTILUS BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(BULGARIA)

MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	111,600	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(GREECE)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		LAN MED NAUTILUS Ltd
(international wholesale telecommunications services)	(ISRAEL)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME	EUR	3,100,000	100.0000		LAN MED NAUTILUS Ltd.
(installation and management of submarine cable systems)	(ITALY)

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI	TAKSIM	TRY	5,639,065	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(ISTANBUL-TURKEY)

OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TELECOM ITALIA DIGITAL SOLUTIONS S.p.A. (former PATH.NET S.p.A.)	ROME	EUR	7,224,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)

TELECOM ITALIA INFORMATION TECHNOLOGY S.r.l.	ROME	EUR	3,400,000	100.0000		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services)	(ITALY)

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(NETHERLANDS)

TELECOM ITALIA SAN MARINO S.p.A.	ROVERETA- FALCIANO	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services in San Marino)	(REPUBLIC OF SAN MARINO)			0.0001		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

TELECOM ITALIA SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

TELECOM ITALIA SPARKLE EST S.R.L.	BUCHAREST	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(RUMANIA)

TELECOM ITALIA SPARKLE HUNGARY K.F.T.	BUDAPEST	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HUNGARY)

TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunication services management)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. LTD	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TELECONTACT CENTER S.p.A.	NAPLES	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A.	B.GO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephone services)	(REPUBLIC OF SAN MARINO)

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electrical energy)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of electronic equipment and systems for encrypted telecommunications)	(ITALY)

TI BELGIUM S.P.R.L.—B.V.B.A	BRUSSELS	EUR	3,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)

TI GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)

TI SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GMBH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)

TIS France S.A.S.	PARIS	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of telecommunication services for fixed network and related activities)	(FRANCE)

TLC COMMERCIAL SERVICES S.r.l.	ROME	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(acquisition and management of investments holdings involved on the marketing of products and services in the field of telecommunications and ICT)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TMI—TELEMEDIA INTERNATIONAL Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(value-added and networking services)	(UK)

TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	SAO PAULO	BRL	8,909,639	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd
(telecommunications services and promotional services)	(BRAZIL)

BRAZIL BUSINESS UNIT

INTELIG TELECOMUNICAÇÕES LTDA	RIO DE JANEIRO	BRL	4,041,956,045	99.9999		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)			0.0001		TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7,169,029,859	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(BRAZIL)

TIM CELULAR S.A.	SAO PAULO	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)

TIM PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	9,886,886,593	66.6756	66.6975	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(investment holding company)	(BRAZIL)			0.0329		TIM PARTICIPAÇÕES S.A.

MEDIA BUSINESS UNIT

BEIGUA S.r.l.	ROME	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

TELECOM ITALIA MEDIA BROADCASTING S.r.l.	ROME	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
(purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	(ITALY)

TELECOM ITALIA MEDIA S.p.A.	ROME	EUR	212,188,324	75.1731	75.4553	TELECOM ITALIA S.p.A.
(development and sale of products in the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	(ITALY)			2.2471	2.2557	TELECOM ITALIA FINANCE S.A.

OLIVETTI BUSINESS UNIT

ADVALSO S.p.A.	IVREA	EUR	500,000	100.0000		OLIVETTI S.p.A.
(design, manufacturing and servicing of telecommunication services and products)	(TURIN— ITALY)

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(GERMANY)

OLIVETTI ENGINEERING S.A. (in liquidation)	YVERDON LES BAINS	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A. (in liquidation)
(product research and development based on ink-jet technology)	(SWITZERLAND)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI ESPANA S.A.	BARCELONA	EUR	1,229,309	99.9912		OLIVETTI S.p.A.
(sale and maintenance of office equipment, consulting and telematic network management)	(SPAIN)

OLIVETTI FRANCE S.A.S.	PUTEAUX	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(FRANCE)

OLIVETTI I-JET S.p.A. (in liquidation)	ARNAD	EUR	16,500,000	100.0000		OLIVETTI S.p.A.
(manufacture and sale of products and accessories for office equipment)	(AOSTA— ITALY)

OLIVETTI S.p.A.	IVREA	EUR	13,200,000	100.0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and accessories for office equipment)	(TURIN— ITALY)

OLIVETTI UK Ltd.	MILTON KEYNES	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(UK)

TIESSE S.c.p.A.	IVREA	EUR	103,292	61.0000		OLIVETTI S.p.A.
(installation and assistance for electronic, computer, telematic and telecommunications equipment)	(TURIN-ITALY)

OTHER OPERATIONS

EMSA Servizi S.p.A. (in liquidation)	ROME	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services management)	(ITALY)

OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(TURIN— ITALY)

OLIVETTI GESTIONI IVREA S.r.l.	IVREA	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services)	(TURIN— ITALY)

PURPLE TULIP B.V.	AMSTERDAM	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(NETHERLANDS)

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(GERMANY)

TELECOM ITALIA FINANCE IRELAND LTD	DUBLIN	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
(finance company)	(IRELAND)

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(NETHERLANDS)

TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA LTDA	SAO PAULO	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
(telecommunications and promotional services)	(BRAZIL)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TIAUDIT COMPLIANCE LATAM S.A. (in liquidation)	RIO DE JANEIRO	BRL	1,500,000	69.9996		TELECOM ITALIA S.p.A.
(internal auditing)	(BRAZIL)			30.0004		TIM BRASIL SERVICOS E PARTICIPACOES S.A.

TIERRA ARGENTEA S.A.	BUENOS AIRES	ARS	666,701,096	86.8875		TELECOM ITALIA INTERNATIONAL N.V.
(Investments holding company)	(ARGENTINA)			13.1125		TELECOM ITALIA S.p.A.

Subsidiaries consolidated held for sale

MICRO SISTEMAS S.A.	BUENOS AIRES	ARS	760,000	99.9900		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0100		NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.	BUENOS AIRES	ARS	68,008,550	78.3784	100.0000	SOFORA TELECOMUNICACIONES S.A.
(investment holding company)	(ARGENTINA)

NUCLEO S.A.	ASUNCION	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
(mobile telephone services)	(PARAGUAY)

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	35,5000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(ARGENTINA)			32,5000		TELECOM ITALIA S.p.A.

SPRINGVILLE S.A.	MONTEVIDEO	UYU	2,100,000	100.0000		TELECOM PERSONAL S.A.
(mobile telephony services)	(URUGUAY)

TELECOM ARGENTINA S.A.	BUENOS AIRES	ARS	984,380,978	54,7417	55.6014	NORTEL INVERSORA S.A.
(telecommunications services)	(ARGENTINA)			1.5463		TELECOM ARGENTINA S.A.

TELECOM ARGENTINA USA INC.	DELAWARE	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
(telecommunications services)	(USA)

TELECOM PERSONAL S.A.	BUENOS AIRES	ARS	310,514,481	99.9923		TELECOM ARGENTINA S.A.
(mobile telephony services)	(ARGENTINA)			0.0077		NORTEL INVERSORA S.A.

Associated and joint ventures accounted for using the equity method

AREE URBANE S.r.l. (in liquidation)	MILAN	EUR	100,000	31.6500		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			0.9700		TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance brokers)	(ITALY)

BALTEA S.r.l. (bankrupt)	IVREA	EUR	100,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and information and telecommunications services)	(TURIN— ITALY)

CONSORZIO E O (in liquidation)	ROME	EUR	13,113	50.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO INITALIA	ROME	EUR	200,000	25.0000		OLIVETTI S.p.A.
(research, study, design, product development and ITC solutions devoted to initiatives characterized by a great economic or by an innovative or complex natura)	(ITALY)

IM.SER S.r.l.	MILAN	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

ITALTEL GROUP S.p.A.	SETTIMO MILANESE (MILAN—	EUR	825,695	34.6845	19.3733	TELECOM ITALIA FINANCE S.A.
(investment holding company)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
MOVENDA S.p.A.	ROME	EUR	133,333	24.9998		TELECOM ITALIA FINANCE SA
(technological platforms for the development of mobile Internet services)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

TELELEASING—LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (in liquidation)	MILAN	EUR	9,500,000	20.0000		TELECOM ITALIA S.p..A.
(financial leasing of real estate and other assets)	(ITALY)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l.	MILAN	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TM NEWS S.p.A.	ROME	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)	(ITALY)

TRENTINO NGN S.r.l.	TRENTO	EUR	96,043,000	41.0733		TELECOM ITALIA S.p.A.
(design, construction, building and supply of fiber optic access network to operators and investments, real estate, commercial and financial operations)	(ITALY)

Other significant investments

CEFRIEL S.r.l.	MILAN	EUR	100,350	11.6000		TELECOM ITALIA S.p.A.
(training)	(ITALY)

DAHLIA TV S.p.A. (in liquidation)	ROME	EUR	11,318,833	10.0800		TELECOM ITALIA MEDIA S.p.A.
(pay-per-view services)	(ITALY)

FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(finance company)	(ITALY)

ITALBIZ.COM Inc.	DELAWARE	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.
(Internet services)	(USA)

MIX S.r.l.	MILAN	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
(internet service provider)	(ITALY)