Form 20-F
period 2014-12-31
TELECOM ITALIA S P A
filed 2015-04-15
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

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

Via Gaetano Negri 1, 20123 Milan, Italy

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

Ordinary Shares 13,470,955,451

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

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2014 of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2015-2017 period;

•	the continuing effects of slow global economic growth in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

Introduction

•	the impact of political developments in Italy and other countries in which we operate;

•	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

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

Ordinary Shares	means the Ordinary Shares, of Telecom Italia.

Parent, Telecom Italia and Company	means Telecom Italia S.p.A..

Savings Shares	means the Savings Shares, of Telecom Italia.

Telecom Italia Group and Group	means the Company and its consolidated subsidiaries.

In addition to the foregoing terms, certain technical telecommunication terms relating to our businesses are defined in the glossary of this Annual Report (see “Item 4. Information on the Telecom Italia Group—4.5 Glossary of Selected Telecommunications Terms”).

In addition, we use the measure “Accesses” when considering certain statistical and other data for our domestic Italian business. “Access” refers to a connection to any of the telecommunications services offered by the Group in Italy. The following are the main categories of accesses:

•

Physical Accesses: in the domestic fixed telephony business, includes retail accesses, as well as wholesale accesses directly managed by Telecom Italia, while excluding full-infrastructured OLOs and FWA-Fixed Wireless Accesses;

•

Broadband Accesses: in the domestic fixed telephony business, includes broadband retail accesses, and broadband wholesale accesses directly managed by Telecom Italia, while excluding OLO LLU and NAKED, satellite, full-infrastructured and FWA - Fixed Wireless Accesses. Broadband retail accesses are included as part of physical accesses;

•	Mobile accesses: number of lines.

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

We present below:

1)	our main objectives as set out in our: 2015-2017 business and strategic plan (the “2015-2017 Plan”); and

2)

factors that may prevent us from achieving our objectives. For purposes of presenting our risk factors we have identified our risks based on the main risk categories, set out in the Committee of Sponsoring Organization of the Treadway Commission[1]:

–	strategic risks;

–	operational risks;

–	financial risks; and

–	compliance risks.

Our business will be adversely affected if we are unable to successfully implement our strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

On February 20, 2015, we presented our updated 2015–2017 Plan, which envisages an increase in the innovative investment programme.

The main strategic priorities in the Domestic Market are:

•	Accelerate the roll out of Next-Generation Networks, with a strong focus on investments relating to innovative networks and services.

•

Implement a bundled services offering (“n play offering”) strategy to defend fixed traditional services, drive mobile broadband to fixed broadband substitution and further expand fixed broadband and fiber penetration through video services including basic to premium content.

•	Moving to a single brand: simplification of the fixed, mobile and internet offer under the TIM brand.

•	Labor cost restructuring to combine efficiency & HR development.

•	Further proceed in the structural efficiency path in the 2015-2017 period.

The main strategic priorities in the Brazilian Market are:

•	Enhance network quality to increase returns through optimizing capital expenditure, mainly focused on 4G and 3G networks.

•	Exploit the mobile internet growth opportunity: innovative investments will enable the growth of innovative revenues (data and content).

•	Pursue a business transformation oriented to: improve commercial efficiency; network costs optimization; and process-driven efficiency.

•	Increase the economic sustainability of services provided to corporates and accelerate the growth of residential Ultra Broadband (Live TIM).

Our ability to implement and achieve these strategic objectives and priorities may be influenced by certain factors, including factors outside of our control. Such factors include:

•	the continuing effects of slow economic growth in the principal markets in which we operate, including, in particular, our core Italian market;

[1]	CoSO Report-ERM Integrated Framework 2004.

Item 3. Key Information	Risk Factors

•	the impact of regulatory decisions and changes in the regulatory environment in Italy, Brazil and other countries in which we operate;

•	the impact of political developments in Italy, Brazil and other countries in which we operate;

•	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

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

STRATEGIC RISKS

Continuing weak global economic recovery, in particular the continuing weakness of the Italian economy over the past several years, has adversely affected our business and continuing global and European economic weakness could further adversely affect our business and therefore have a negative impact on our operating results and financial condition.

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

Item 3. Key Information	Risk Factors

current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our targets. Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.

Our strategy includes certain extraordinary transactions intended to strengthen the Group’s financial position. Such transactions include the disposal of our current stake in the Sofora-Telecom Argentina group and other transactions to exploit the value of certain of our assets (for example, transmission towers in Italy). Our ability to complete these transactions may be adversely impacted by factors outside our control, including political and regulatory developments as well as general economic and market conditions. In particular, the disposal of the current stake in the Sofora-Telecom Argentina group is conditional upon obtaining certain required regulatory approvals. We cannot provide assurance that the required governmental and regulatory approvals will be obtained within the expected timeframe and that completion of the disposal of the Sofora-Telecom Argentina group will be made on the agreed terms.

Risks associated with Telecom Italia’s ownership chain

Telco S.p.A. (“Telco”)—a company whose capital with voting rights at December 31, 2014 was broken down as follows : Generali group (“Generali”) (30.58 per cent.), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”) (11.62 per cent.), Mediobanca S.p.A. (“Mediobanca”) (11.62 per cent.), and Telefónica S.A. (“Telefónica”) (46.18 per cent.)—is Telecom Italia’s largest shareholder, holding an interest of approximately 22.3 per cent. of the voting rights.

As a result of its stake in Telecom Italia’s share capital, Telco may exert a significant influence on all matters to be decided by a vote of shareholders.

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

In addition, Telefónica is the largest shareholder of Telco. Presently, Telefónica and its associated companies (the “Telefónica Group”) and the Telecom Italia Group are direct competitors outside of their respective domestic markets, including Brazil. The presence of Telefónica in Telco could result in legal or regulatory proceedings or affect regulatory decisions in countries where Telecom Italia Group may wish to operate if the Telefónica Group is also an operator or competitor in such jurisdictions. For further information, please see “Item 7 Major Shareholders and Related-Party Transactions—7.1 Major Shareholders—7.1.1 Shareholders’ Agreements” and “Item 10. Additional Information—10.1 Corporate Governance”.

On June 26, 2014 the Board of Directors of Telco acknowledged receipt of the notices received from Generali (also in the name and on behalf of the Telco shareholders which are also Generali group companies), Mediobanca and Intesa Sanpaolo on June 16, 2014, stating their intention to exercise their right to request the demerger of Telco under the terms of the shareholders’ agreement. The Board also unanimously approved the proposed partial demerger of the company (the “Demerger”). According to the terms of the Demerger, four newly-incorporated beneficiary companies, 100%-owned by each shareholder, will be allocated the respective shareholder’s stake in Telecom Italia currently held by Telco (equal to approximately 22.3% of Telecom Italia’s ordinary share capital), as follows: 14.72% to the newco owned by Telefónica, 4.30% to the newco owned by the Generali Group, and 1.64% to each of the newcos owned respectively by Intesa Sanpaolo and Mediobanca (such stakes consider the dilution subsequent to the issuance of Shares servicing the 2014 Broad-based Employees Share Ownership Plan, which took place in July 2014).

The shareholders of Telco have been part of a shareholders’ agreement since April 28, 2007 that has been significant for Telecom Italia, as it identifies, among other things, the criteria for the composition of the slate of

Item 3. Key Information	Risk Factors

candidates for appointment to the Board of Directors of Telecom Italia to be submitted to the Shareholders’ Meeting. On February 27, 2015 the termination of such agreement (as ultimately amended on February 29, 2012) was postponed to June 30, 2015 or, if earlier, the date of effectiveness of the Demerger.

Completion of the Demerger is subject to the requisite clearances from the following regulatory authorities: Conselho Administrativo de Defesa Econômica “CADE” (Brazilian antitrust authority); Agência Nacional de Telecomunicações “ANATEL” (Brazilian regulatory authority); Comision Nacional de Defensa de la Competencia “CNDC” (Argentine antitrust authority) and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority).

To date, IVASS, Anatel and CADE have approved the transaction. Both Anatel and CADE conditioned their approval on, among others, (i) the suspension of all political rights of Telefónica in Telecom Italia and its controlled companies and (ii) the sale of all Telecom Italia shares to be held directly or indirectly by Telefónica. No information is available on the status of the authorization proceedings before CNDC.

On the basis of publicly available information, Telefónica has earmarked its future stake in Telecom Italia either to serve its 750 million euros exchangeable bond due July 2017 or to use it as consideration for the benefit of Vivendi S.A., in connection with the purchase of the Brazilian company GVT (August 2014). With respect to the Italian shareholders of Telco, Mediobanca and Intesa have publicly stated their intention to sell their respective stakes in Telecom Italia, while Generali announced it would decide on what it would do with its stake, depending on the opportunities that may arise.

Competition Risks

Strong competition in Italy or other countries where we operate may further reduce our core market share for telecommunications services and may cause reductions in prices and margins thereby having a material adverse effect on our results of operations and financial condition.

Strong competition exists in all of the principal telecommunications business areas in Italy in which we operate, including, most significantly, the fixed-line and mobile voice telecommunications and broadband businesses. Competition remains intense and there is entrenched competition from international and other telecommunication operators who have been present in the Italian market for some time and directly compete with our fixed-line and mobile telephony businesses and for broadband services.

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

In our core Italian market, the competitive landscape has resulted in continuous erosion of traditional service revenues in particular due to price competition. Price competition in our principal lines of business has led, and could lead, to:

•	further price and margin erosion for our traditional products and services;

•	a continuing loss of market share in our core markets; and

•	loss of existing or prospective customers and greater difficulty in retaining existing customers.

In addition, competition on innovative products and services in our Italian domestic fixed-line, mobile telephony and broadband businesses, has led, and could lead to:

•	obsolescence of existing technologies and more rapid deployment of new technologies;

•	an increase in costs and payback period related to investments in new technologies that are necessary to retain customers and market share; and/or

•	difficulties in reducing debt and funding strategic and technological investments if we cannot generate sufficient profits and cash flows.

Item 3. Key Information	Risk Factors

Although we continue to take steps to realize additional efficiencies and to rebalance revenue mix through the continuing introduction of innovative and value added services aimed to maintain and expand our fixed line services, if any or all of the events described above should occur, the impact of such factors could have a material adverse effect on our results of operations and financial condition.

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

In addition to competitive pressures, as a result of the increasing substitution of data services in place of traditional voice and short message service (“SMS”) communications, our traditional voice and SMS markets also have been decreasing and are expected to continue to decrease due to increasing competition from alternative modes of telecommunications.

We face increasing competition from non-traditional data services on new voice and messaging over the internet technologies, in particular over-the-top (OTT) applications, such as Skype, Google Talk, FaceTime and WhatsApp. These applications are often free of charge, other than for data usage, accessible via smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the internet, bypassing more expensive traditional voice and messaging services such SMS which have historically been a source of significant revenues for fixed and mobile network operators such as us. With the growing share of smartphones, tablets and computers in Italy as well as our principal international market of Brazil, an increasing number of customers are using OTT applications services in substitution for traditional voice or SMS communications.

Historically, we generated a substantial portion of our revenues from voice and SMS services, particularly in our mobile business in Italy, and the substitution of data services for these traditional voice and SMS volumes has had and is likely to continue to have a negative impact on our revenues and profitability. As a result of these and other factors, we face a mobile market in which price pressure remains intense.

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

Although mobile communications markets have reached maturity levels in our domestic market in the voice services segment, the mobile broadband business continues to keep pace with previous levels of growth. However such change has had an adverse effect on revenues from our mobile services.

Item 3. Key Information	Risk Factors

The continuing evolution of the mobile telecommunications markets in which we operate will depend on a number of factors, many of which are outside our control. These factors include:

•	the activities of our competitors;

•	competitive pressures and regulations applicable to retail and wholesale prices;

•	the development and introduction of new and alternative technologies for mobile telecommunications products and services and their attractiveness to our customers; and

•	the success of new disruptive or substitute technologies.

In addition, as our core domestic Italian market has become increasingly saturated there is a growing focus on customer retention. Such focus has resulted in increased expenses to retain customer loyalty. In addition, if we are unable to satisfactorily offer better value to our customers, our market share and revenues could decline. Furthermore in the last three years we have experienced a significant deterioration in the Italian mobile market, with a strong increase in the level of competition and nearly unprecedented price pressure in comparison with prior periods; a continuation of such price pressure will have an adverse effect on our current and future revenues and results of operations.

If the mobile telecommunications markets in which we operate perform worse than expected, or if we are unable to retain our existing customers or stimulate increases in customer usage, our financial condition and results of operations may be harmed. In particular, our goodwill may be further impaired which could result in further significant write-offs.

We may be adversely affected if we fail to successfully implement our Internet and broadband/fiber strategy.

The continuing development of Internet and broadband services is a key element of our strategic objectives and means to increase the use of our networks in Italy and abroad. Our strategy includes the development of broadband and value added services in order to offset the continuing decline of traditional voice services. Our ability to successfully implement this strategy may be affected if:

•

Internet usage in Italy continues to grow more slowly than anticipated, for reasons such as changes in Internet users’ preferences or lower than expected penetration rate growth for PCs, tablets, smartphones and other Internet connected devices;

•	broadband and fiber penetration does not grow as we expect;

•

competition increases, for reasons such as the entry of new competitors (telcos, OTT players or players from adjacent markets), consolidation in the industry or technological developments introducing new platforms for Internet access and/or Internet distribution or other operators can provide broadband/fiber connections superior to those that we can offer; and

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

Item 3. Key Information	Risk Factors

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

In 2012, regulations relating to the special powers on share ownership in the sectors of defense and national security, and regarding strategic assets in the energy, transport and communication sectors were published and became effective (Law Decree n. 21 of March 15, 2012, converted with modifications by Law n. 56 of May 11, 2012).

Following this law, art. 3 of Presidential Decree n. 85 of March 25, 2014 identified as strategic assets in the communication sector the followings:

1)	dedicated networks and the access public network to final customers in connection with metropolitan networks, service routers and long distance networks;

2)	assets used for the provision of access for final customers to services that fall within the obligations of universal service and broadband and ultrabroadband services;

3)	dedicated elements, even if not in exclusive use, for connectivity (phone, data, video), security, control and management concerning fixed telecommunication access networks.

Presidential Decree n. 86 of March 25, 2014 set the procedural aspects about the handling of special powers in the communication sector.

As a result, the rules presently in force provide for:

•

a power of the Italian Government to impose conditions and possibly to oppose the purchase, for any reason whatever, by non-EU citizens, of controlling shareholdings in companies which hold the aforementioned type of assets. A purchase will be permitted solely on condition of reciprocity. Until the end of the 15 day period from the notice of the purchase, within which conditions may be imposed, or the power to oppose the initiative exercised, the voting rights (and any rights other than the property rights) connected to shares whose sale entails the transfer of control, are suspended. The same rights are suspended in case of any non-compliance with or breach of the conditions imposed on the purchaser, for the whole of the period in which the non-compliance or breach persists. Any resolutions adopted with the determining vote of said shares or holdings, as well as the resolutions or acts adopted that breach or do not comply with the conditions imposed, shall be null and void;

•

a power of veto by the Italian Government (including in the form of imposition of prescriptions or conditions) on any resolution, act or transaction which has the effect of modifying the ownership, control or availability of said strategic assets or changing their destination, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets or their assignment by way of guarantee. Resolutions or acts adopted breaching said prescriptions shall be null and void. The Government may also order the company and any other party to restore the antecedent situation at their own expense.

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

System and network failures could result in reduced user traffic and reduced revenue and could harm our reputation. In addition, our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with data protection legislation.

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

Item 3. Key Information	Risk Factors

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

Our consolidated gross financial debt was 37,054 million euros at December 31, 2014 compared with 37,230 million euros at December 31, 2013. Our consolidated net financial debt was 28,021 million euros at December 31, 2014 compared with 27,942 million euros at December 31, 2013. Our high leverage continues to be a factor in our strategic decisions as it has been for a number of years and the reduction of our leverage remains a key strategic objective. As a result, however, we are reliant on cost cutting and free cash flow to finance critical technology improvements and upgrades to our network, although we are taking steps to raise additional capital to support critical investment.

Due to the competitive environment and continuing weak economic conditions, there could be deterioration in our income statement and statement of financial position measures used by investors and rating agencies in

Item 3. Key Information	Risk Factors

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

The management and development of our business will require us to make significant further capital and other investments. If we are unable to finance our capital investment as described above, we may therefore need to incur additional debt in order to finance such investment. Our future results of operations may be influenced by our ability to enter into such transactions, which in turn will be determined by market conditions and factors that are outside our control. In addition, if such transactions increase our leverage it could adversely affect our credit ratings.

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

We may be exposed also to financial risks such as those related to the performance of the equity markets in general, and—more specifically—risks related to the performance of the share price of Group companies.

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

Item 3. Key Information	Risk Factors

we are the only operator subject to universal service obligations, which requires us to provide fixed line public voice telecommunications services in non-profitable areas. As a member of the EU, Italy has adapted its telecommunications regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market.

Pursuant to this regulatory framework the Italian regulator in charge of supervising the telecommunications, radio and television broadcasting sectors (Autorità per le Garanzie nelle Comunicazioni—“AGCom”) is required to identify operators with “Significant Market Power” (“SMP”) on the basis of Market Analyses proceedings. The framework established criteria and procedures for identifying remedies necessary to safeguard competition to be imposed on operators with SMP in the relevant markets identified by the corresponding EC recommendation. The general regulatory approach is mainly focused on the regulation of Telecom Italia’s wholesale business, while the regulation of retail markets has been largely withdrawn.

Within this regulatory framework the main risks we face include:

•	lack of predictability concerning both the timing of the regulatory proceedings and their outcome;

•	decisions with retroactive effects (i.e. review of prices of past years following an administrative judgment); and

•	underestimation by AGCom of the permitted regulatory return on capital invested.

A new “round” of market analyses should be conducted every three years (“Market Analyses”), in order to cope with the evolutions of market conditions and technology developments and set the rules for the subsequent three-year period. The respect of this timetable by AGCom is necessary to provide regulatory predictability.

However, this regulatory review process is not always carried out following the required schedule. For example, the third round of Market Analyses for the access markets was expected to be concluded by the end of 2012, in order to set the rules for the following period 2013-2015. AGCom launched the third review of the fixed access markets in September 2012, in order to set wholesale access fees for both copper and fiber-based services for the 2013-2015 period but, as of April 8, 2015, the market analysis process, extended several times by AGCom, is still in progress. At the beginning of 2013, AGCom only set the access fees for 2013, while postponing the decision regarding the 2014-2016 access fees to a separate proceeding. Meanwhile, AGCom launched two public consultations (on April 2013 and on February 2014) and on February 13, 2015, AGCom launched its third public consultation about a completely new proposal on wholesale access prices for the period 2014-2017. This approach has created a high level of uncertainty for market operators and the lack of certainty about price development leads inevitably to uncertainties about the “willingness to invest.

In addition, AGCom is primarily focusing its regulatory efforts on the development of FTTCab competition, while the recent “ultrabroadband Plan” approved by the Italian Government aims to the realization of FTTB/FTTH solutions. This adds uncertainty to the whole scenario.

In addition, in the mobile market AGCom launched the fourth round of Market Analyses for mobile termination rates in January 2014 which is still in progress and the schedule for the fixed termination rates Market Analysis is not yet decided.

As a result, AGCom is late on all Market Analyses processes (i.e. on all seven markets of the 2007 Recommendation). This delay unequivocally is against the regulatory principles established by the European Framework, including the transparency and predictability of the rules.

Regulatory uncertainty and regulatory changes imposed on us can have not only an adverse effect on our revenues, but can also make it difficult to take important decisions on investments. Regulation is a key factor in evaluating the likelihood of return on investments and therefore in deciding where to invest limited resources.

Moreover, rules and economic conditions are uncertain and unstable also due to long and undefined administrative disputes.

For example, the Council of State (Consiglio di Stato) published a number of judgments on fixed and mobile termination rates, as well as on wholesale access prices following complaints by some alternative operators. According to these judgments, AGCom has conducted a review of already established decisions, considered as closed (e.g. 2010-2012 access charges), leading to a change in the regulation and in prices, with retroactive effects.

Also the Italian Antitrust Authority (Autorità Garante per la Concorrenza ed il Mercato—AGCM) may intervene in our business, setting fines and/or imposing changes in our service provision operating processes and in our

Item 3. Key Information	Risk Factors

offers. As an example, on March 27, 2013, AGCM initiated a proceeding about an alleged anti-competitive agreement among the companies providing network maintenance services to Telecom Italia, possibly aimed to artificially raise the underlying costs. Subsequently, AGCM extended the proceeding to Telecom Italia in order to determine whether Telecom Italia was involved in the agreement. Telecom Italia proposed a number of undertakings in order to make clear the correctness of its behavior, These proposed commitments included, inter alia, the provision of information, the implementation of new procedures, and certain additional measures. However AGCM did not accept these undertakings. To date, the proceeding remains pending. The closing of the proceeding has been postponed to July 31, 2015.

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

Due to the continuous evolution of the regulatory regime affecting various parts of our business in Italy and in our international operations, we are unable to clearly predict the impact of any proposed or potential changes in the regulatory environment in which we operate in Italy, Brazil and our other international markets. Regulations in the telecommunications industry are constantly changing to adapt to new competition and technology. Changes in laws, regulation or government policy could adversely affect our business and competitiveness. In particular, our ability to compete effectively in our existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject or extend them to new services and markets. Finally, decisions by regulators regarding the granting, amendment or renewal of our authorizations, or those of third parties, could adversely affect our future operations in Italy and in other countries where we operate.

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

Many of these authorizations are revocable for public interest reasons. In addition, Telecom Italia’s current authorizations to provide networks and services require that it satisfies certain obligations, including minimum specified quality levels, service and coverage conditions. Failure to comply with these obligations could result in the imposition of fines or even in the revocation or forfeiture of the authorization. In addition, the need to meet scheduled deadlines may require Telecom Italia to expend more resources than otherwise budgeted for a particular network build-out.

Additional authorizations may also need to be obtained if we expand our services into new product areas, and such authorizations may be related to auctions (e.g. in the assignment of spectrum right of use) or otherwise

Item 3. Key Information	Risk Factors

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.2101, using the last noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2014.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2010 to 2014 and for the beginning of 2015 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2010	1.4536	1.1959	1.3262	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015 (through April 8, 2015)	1.2101	1.0524	1.1226	1.0818

Monthly Rates	High	Low	Average(1)	At Period end
October 2014	1.2812	1.2517	1.2677	1.2530
November 2014	1.2554	1.2394	1.2472	1.2438
December 2014	1.2504	1.2101	1.2329	1.2101
January 2015	1.2015	1.1279	1.1615	1.1290
February 2015	1.1462	1.1197	1.1350	1.1197
March 2015	1.1212	1.0524	1.0819	1.0741
April 2015 (through April 8, 2015)	1.1008	1.0768	1.0885	1.0818

(1)	Average of the rates for each month in the relevant period.

The Ordinary Shares (the “Ordinary Shares”) and Savings Shares (the “Savings Shares”) of Telecom Italia trade on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Ordinary Shares and the Savings Shares and the price of the Ordinary Share American Depositary Shares (“Ordinary Share ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends are paid in euro. Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of Ordinary Share ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Ordinary Shares and Savings Shares. See “Item 10. Additional Information—10.5 Description of American Depositary Receipts”.

Item 3. Key Information	Selected Financial And Statistical Information

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data set forth below are consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010, which have been extracted or derived, with the exception of amounts presented in U.S. dollars, financial ratios and statistical data, from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS as issued by IASB and which have been audited by the independent auditor PricewaterhouseCoopers S.p.A.

In 2014, the Group applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2014, described in the “Note—Accounting Polices” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 3. Key Information	Selected Financial And Statistical Information

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2014(*)	2014(*)	2013(*)	2012(*)(**)	2011(*)(**)	2010(*)(**)
	(millions of U.S. dollars, except percentages, ratios, employees and per share amounts)(1)	(millions of euros, except percentages, ratios, employees and per share amounts)
Separate Consolidated Income Statement Data:
Revenues	26,105	21,573	23,407	25,759	26,772	26,781

Operating profit (loss)	5,482	4,530	2,718	1,709	(1,190)	5,748

Profit (loss) before tax from continuing operations	2,840	2,347	532	(293)	(3,253)	3,765

Profit (loss) from continuing operations	1,717	1,419	(579)	(1,379)	(4,676)	3,250
Profit (loss) from Discontinued operations/Non-current assets held for sale	655	541	341	102	310	322

Profit (loss) for the year	2,372	1,960	(238)	(1,277)	(4,366)	3,572

Profit (loss) for the year attributable to Owners of the Parent(2)	1,634	1,350	(674)	(1,627)	(4,811)	3,118

Capital Expenditures	6,031	4,984	4,400	4,639	5,556	4,398

Financial Ratios:
Operating profit (loss)/Revenues (ROS)(%)	21.0%	21.0%	11.6%	6.6%	n.s.	21.5%
Ratio of earnings to fixed charges(3)	2.18	2.18	1.27	0.84	(0.53)	2.68

Employees, average salaried workforce in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	59,285	59,285	59,527	62,758	63,137	66,439
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	15,652	15,652	15,815	15,806	15,232	3,711

Basic and Diluted earnings per Share (EPS)(4):
Ordinary Share	0.08	0.07	(0.03)	(0.08)	(0.25)	0.16
Savings Share	0.09	0.08	(0.03)	(0.08)	(0.25)	0.17
Of which:
From continuing operations:
Ordinary Share	0.06	0.05	(0.05)	(0.09)	(0.27)	0.15
Savings Share	0.07	0.06	(0.05)	(0.09)	(0.27)	0.16
From Discontinued operations/Non-current assets held for sale:
Ordinary Share	0.02	0.02	0.02	0.01	0.02	0.01
Savings Share	0.02	0.02	0.02	0.01	0.02	0.01

Dividends:
per Ordinary Share(5)	—	—	—	0.020	0.043	0.058
per Saving Share(5)	0.0333	0.0275	0.0275	0.031	0.054	0.069

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2014	2014	2013	2012	2011	2010
	(millions of U.S. dollars, except employees)(1)	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	86,584	71,551	70,220	77,555	83,886	89,040

Equity:
Equity attributable to owners of the Parent	21,957	18,145	17,061	19,378	22,790	28,819
Non-controlling interests	4,301	3,554	3,125	3,634	3,904	3,736

Total Equity	26,258	21,699	20,186	23,012	26,694	32,555

Total Liabilities	60,326	49,852	50,034	54,543	57,192	56,485

Total Equity and liabilities	86,584	71,551	70,220	77,555	83,886	89,040

Share capital(6)	12,868	10,634	10,604	10,604	10,604	10,600

Net financial debt(7)	33,908	28,021	27,942	29,053	30,819	32,087

Employees, number in the Group at year-end, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	66,025	66,025	65,623	83,184	84,154	84,200
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)	16,420	16,420	16,575	—	—	—

	As of December 31,
	2014	2013	2012	2011	2010
	(thousands)
Statistical Data:
Domestic (Italy) Business Unit
Physical accesses(8)	19,704	20,378	21,153	21,712	22,122
Of which physical accesses (retail)	12,480	13,210	13,978	14,652	15,351
Broadband accesses	8,750	8,740	8,967	9,089	9,058
Of which retail broadband accesses	6,921	6,915	7,020	7,125	7,175
Mobile lines	30,350	31,221	32,159	32,227	31,018

Brazil Business Unit
Mobile lines(9)	75,721	73,431	70,376	60,083	51,028

(*)

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), as of the fourth quarter of 2013, the Sofora—Telecom Argentina group has been treated as Discontinued operations/Non-current assets held for sale. The 2012, 2011 and 2010 comparative data have been appropriately restated.

(**)

Starting from 2012, the Telecom Italia Group early adopted and retrospectively applied revised IAS 19 (Employee Benefits); therefore, the comparative figures for 2011 and 2010 have been restated on a consistent basis. The adoption of IAS 19 does not have any effect on the Group’s statement of financial position other than for certain reclassifications under “Equity”.

(1)	For the convenience of the reader, Euro amounts for 2014 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2014, of €1.00 = 1.2101 U.S.$.

(2)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means Telecom Italia S.p.A.

Item 3. Key Information	Selected Financial And Statistical Information

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

For the purpose of these calculations, the weighted average number of:

–	Ordinary Shares was:

•

14,851,380,060 for the year ended December 31, 2014 (such number includes the ordinary shares expected to be issued by Telecom Italia upon the conversion of the mandatory convertible bonds issued by Telecom Italia Finance S.A.);

•

13,571,392,501 for the year ended December 31, 2013 (such number includes the ordinary shares expected to be issued by Telecom Italia upon the conversion of the mandatory convertible bonds issued by Telecom Italia Finance S.A.);

•	13,277,621,082 for the year ended December 31,2012;

•	13,264,375,078 for the year ended December 31,2011; and

•	13,239,883,276 for the year ended December 31, 2010.

–	Savings Shares was 6,026,120,661 for the years ended December 31, 2014, 2013, 2012, 2011 and 2010.

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

(5)

Subject to approval, at the Annual Shareholders’ Meeting to be held on May 20, 2015, Telecom Italia’s dividend coupons for the year ended December 31, 2014, will be clipped on June 22, 2015, and will be payable from June 24, 2015.

(6)	Share capital represents share capital issued net of the accounting par value of treasury shares; accounting par value is the ratio of total share capital and the number of issued shares.

(7)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2014—5.2.3 Non-GAAP Financial Measures”.

(8)	Physical accesses include Broadband accesses.

(9)	Starting from 2014, data also includes company lines (active SIM cards used by the TIM Brasil group and its employees). The comparative data for the prior years have been appropriately restated.

Item 3. Key Information	Dividends

3.4    DIVIDENDS

The determination of our future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to our earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time.

The following table sets forth the dividends per Ordinary Share and per Savings Share declared by Telecom Italia with respect to each of the last five fiscal years and the aggregate dividends paid in such years. Actual dividends paid are rounded to the nearest whole cent. No ordinary share dividend is being paid for the year ended December 31, 2014.

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)
2010	0.0580	0.0846	775.48	0.0690	0.1006	415.80
2011	0.0430	0.0563	575.30	0.0540	0.0707	325.41
2012	0.0200	0.0260	267.59	0.0310	0.0403	186.81
2013	—	—	—	0.0275	0.0377	165.72
2014(2)	—	—	—	0.0275	0.0298	165.72

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. For the year ended December 31, 2014, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on April 8, 2015.

(2)

Subject to approval at the Annual Shareholders’ Meeting to be held on May 20, 2015. Telecom Italia’s dividend coupons for its Savings Shares for the year ended December 31, 2014, will be clipped on June 22, 2015, and will be payable from June 24, 2015.

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

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

4.1    BUSINESS

4.1.1    BACKGROUND

The legal and commercial name of the company is Telecom Italia S.p.A. Telecom Italia is a joint-stock company established under Italian law on October 29, 1908, with registered offices in Milan at Via Gaetano Negri 1. The telephone number is +39 (02) 85951. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. (Repertorio Economico Amministrativo) at number 1580695 and R.A.E.E. (Rifiuti di Apparecchiature Elettriche ed Elettroniche) register at number IT08020000000799.

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

Based on publicly available information, on June 16, 2014 the Italian shareholders of Telco exercised their right to request the demerger of the company, pursuant to the shareholders’ agreement. As a result, on June 26, 2014 the Board of Directors of Telco approved a transaction consisting of a non-proportional partial demerger, by assignment of the Telco stake in Telecom Italia to four newly constituted companies, each wholly controlled by one of the Telco shareholders, in proportion to their respective shareholdings in Telco, namely, 14.72% of the newco controlled by Telefónica, 4.30% to the newco controlled by the Generali group, and 1.64% to each of the newcos controlled by Intesa Sanpaolo and Mediobanca respectively. The demerger was approved by an extraordinary meeting of the Telco shareholders on July 9, 2014.

The demerger process requires authorization from a number of regulators including CADE, Anatel, CNDC and IVASS before the transaction can be completed. To date, IVASS, Anatel and CADE have approved the transaction, subject to certain conditions in the case of CADE and Anatel.

On February 27, 2015, Telco fully repaid the bank loan facility and the subordinated bonds held by the shareholders; as a consequence the pledge over the ordinary shares of Telecom Italia granted by Telco in favor of the lending banks has been cancelled and, thus, the option agreement concerning the right to acquire such ordinary shares. On the same date, given that certain authorizations necessary for the completion of the Demerger had to date not yet been granted by the competent Authorities, the shareholders postponed the termination of the Shareholders’ Agreement to June 30, 2015 or, if earlier, the date of effectiveness of the Demerger.

As at December 31, 2014, Telco voting rights were held by Telefónica (46.18%), Generali (30.58%), Intesa Sanpaolo (11.62%), and Mediobanca (11.62%).

See “Item 7. Major Shareholders and Related-Party Transactions” for a description of the existing shareholder arrangements.

4.1.2    DEVELOPMENT

On February 20, 2015, Telecom Italia presented its 2015–2017 Plan. The 2015-2017 Plan sets out the primary strategic objectives of the Telecom Italia Group over the next three years as well as a number of strategic priorities to achieve these objectives.

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

The principal changes in the scope of consolidation in 2014 are as follows:

•	Telecom Italia Ventures S.r.l.—Domestic Business Unit: was established in July 2014;

•

Rete A—Media Business Unit: on June 30, 2014, Persidera S.p.A. (formerly called Telecom Italia Media Broadcasting S.r.l.) acquired 100% of the company Rete A; as a result Rete A entered the Group’s scope of consolidation and was consolidated on a line-by-line basis. The merger of Rete A by absorption into Persidera was completed on December 1, 2014;

•	TIMB2 S.r.l.—Media Business Unit: was established in May 2014;

•

Trentino NGN S.r.l.—Domestic Business Unit: on February 28, 2014 the Telecom Italia Group acquired the controlling stake in the company Trentino NGN; consequently such company is now part of the Group’s scope of consolidation.

These changes did not have a significant impact on the Consolidated Financial Statements of the Telecom Italia Group as at and for the year ended December 31, 2014.

The principal changes in the scope of consolidation in 2013 were as follows:

•

Sofora—Telecom Argentina group: on November 13, 2013, Telecom Italia accepted the offer of Fintech Group for the acquisition of the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. Consequently, under IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the Sofora—Telecom Argentina group was classified in discontinued operations (Discontinued operations/Non-current assets held for sale) and it is no longer separately presented as a Business Unit. For further details, please see “4.2.4 Discontinued Operations/Non-current Assets Held For Sale (Sofora—Telecom Argentina group)” and “Item 5. Operating And Financial Review And Prospects—5.2 Results Of Operations For The Three Years Ended December 31, 2014—Discontinued Operations/Non-current Assets Held For Sale (Sofora—Telecom Argentina group)”;

•

MTV group—Media Business Unit: on September 12, 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and of its wholly-owned subsidiary MTV Pubblicità S.r.l. As a result, these companies are no longer consolidated;

•	La7 S.r.l.—Media Business Unit: on April 30, 2013, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication. As a result, the company was excluded from the scope of consolidation.

For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2014—5.2.2. Business Segment” and “Note—Form, Content and Other General Information” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Following is a summary description of the Telecom Italia group’s principal geographical business areas.

Domestic Business Area

Telecom Italia operates as the consolidated market leader in Italy in providing telephone and data services on fixed-line and mobile networks for final customers (retail) and other operators (wholesale). Furthermore the Telecom Italia Sparkle group operates in the international wholesale sector. Since 2014, the operations of Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the Italian market.

Telecom Italia is one of three mobile operators authorized to provide services using GSM 900 technology in Italy and one of three operators authorized to provide services using GSM 1800 (formerly DCS 1800) technology in

Item 4. Information On The Telecom Italia Group	Business

Italy. It is also one of four operators holding a UMTS authorization and providing third-generation telephony services in Italy and it is one of the three operators that acquired a 800MHz spectrum in 2011 to provide 4G Service in Italy.

At December 31, 2014 the Telecom Italia Group had approximately 12.5 million physical accesses (retail) in Italy, a decrease of 0.7 million compared to December 31, 2013, within a market context characterized by a continuing trend of customers replacing fixed lines with mobile, resulting in a continuing fall in fixed line accesses.

The Wholesale customer portfolio in Italy was approximately 7.2 million accesses for telephone services at December 31, 2014 (stable compared to December 31, 2013).

The broadband portfolio in Italy was 8.8 million accesses at December 31, 2014 (consisting of approximately 6.9 million retail accesses and 1.9 million wholesale accesses), substantially stable compared to December 31, 2013 (8.7 million accesses).

In addition, the Telecom Italia Group had approximately 30.4 million mobile telephone lines in Italy at December 31, 2014, a decrease of approximately 0.8 million compared to December 31, 2013.

Brazil Business Area

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM and LTE technologies. With the acquisitions of 700MHz and 2.5GHz radiofrequencies, the focus is on speeding up the development of 3G and 4G networks. Moreover, with the acquisitions of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP (now merged into Tim Celular S.A.), the portfolio of services has been expanded by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

At December 31, 2014, the Telecom Italia Group had 75.7 million mobile telephone lines in Brazil (73.4 million at December 31, 2013).

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2014

For a description of disposals and acquisitions of significant equity investments in 2014 please see “Note —Scope of consolidation” and “Note—Investments” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5    RECENT DEVELOPMENTS DURING 2015

For a description of recent developments please see “Item 8. Financial Information—8.2 Legal Proceedings” and “Note—Events Subsequent to December 31, 2014” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 4. Information On The Telecom Italia Group	Business

4.1.6    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2014:

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

For the revenues, operating profit (loss) and number of employees of the Telecom Italia Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.2 Results of operations for the three years ended December 31, 2014—5.2.5 Business unit financial data”.

4.1.7    UPDATED STRATEGY

Strategic Priorities and Objectives for the 2015–2017 Plan

On February 20, 2015, Telecom Italia presented its updated 2015–2017 Plan, which envisages an increase in the innovative investment programme.

The Plan includes the following strategic priorities over the next three years:

Domestic market

The main strategic priorities in the Domestic Market are:

•	Accelerate the roll out of Next-Generation Networks, with a strong focus on investments relating to innovative networks and services. The main areas of innovative technology development are:

•	development of fixed ultrabroadband with optic fiber;

•	mobile ultrabroadband (LTE);

•	creation of new data centers to support Cloud services and to introduce innovation in IT systems for new offer and business models;

Item 4. Information On The Telecom Italia Group	Business

•	development of international connections in fiber (Telecom Italia Sparkle);

•	transformation activities to simplify and upgrade the infrastructure, to achieve a structural reduction in operating costs.

•

Implement a bundled services offering (“n play offering”) strategy to defend fixed traditional services, drive mobile broadband to fixed broadband substitution and further expand fixed broadband and fiber penetration through video services, including basic to premium content.

•	Moving to a single brand: simplification of the fixed, mobile and internet offer under the TIM brand.

•	Labor cost restructuring to combine efficiency and HR development:

•	rightsizing;

•	insourcing;

•	use of new “Jobs Act” for workforce mix evolution, in order to recruit new professional skills needed because of the creation of new technology infrastructure networks.

•	Further proceed in the structural efficiency path in the 2015-2017 period.

Brazil

The main strategic priorities in the Brazilian Market are:

•	Enhance network quality to increase returns through optimizing capital expenditure, mainly focused on 4G and 3G networks.

•	Exploit the mobile internet growth opportunity: innovative investments will enable the growth of innovative revenues (data and content).

•	Pursue a Business Transformation oriented to:

•	improve commercial efficiency;

•	network costs optimization; and

•	process-driven efficiency.

•	Increase the economic sustainability of services provided to corporates and accelerate the growth of residential Ultra Broadband (Live TIM).

There can be no assurance that these objectives will actually be achieved. See “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”.

Item 4. Information On The Telecom Italia Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the Telecom Italia Group as of April 8, 2015:

Item 4. Information On The Telecom Italia Group	Business Units

4.2    BUSINESS UNITS

4.2.1    DOMESTIC

Since 2014, the operations of Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the Italian market.

The Domestic Business Unit operates as the consolidated market leader in providing voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America). Olivetti operates in the area of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

The Domestic Business Unit is organized as follows as of December 31, 2014:

(*)	Main subsidiaries: Telecom Italia S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., TI Digital Solutions S.p.A., HR Services S.r.l. and TI Information Technology S.r.l.

The principal operating and financial data of the Domestic Business Unit are reported according to the following three Cash-generating units (“CGU”):

•	Core Domestic: includes all telecommunications activities inherent to the Italian market. The sales market segments defined on the basis of the “customer centric” organizational model are as follows:

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

•

Operations: covering technological innovation and processes of development, engineering, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes, and assurance for customer services; development of the information technology strategy, guidelines and plan; customer care, operating credit, loyalty and retention activities, sales within its remit, and administrative management of customers;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

Item 4. Information On The Telecom Italia Group	Business Units

•

International Wholesale: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and Internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

•

Olivetti: operates in the sector of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium size enterprises, large corporations and vertical markets. Its reference market is focused mainly in Europe, Asia and South America.

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

Consumer customers are managed by several channels focused on volume and value acquisitions, including:

•

the “Push” Channel consisting of an outbound telephone channel called “Telesales” with a network of 23 partners having a total of 3,500 operators and the “Agent” channel with 100 Direct Agents and a network of 45 partners with 900 sales agents. In addition to these partners, there is the “International Ethnic” channel, a network of 26 partners focused on International prepaid card services and associated traffic packages;

•

the “Pull” channel: consisting of the retail network of shops, dealers and large retailers, amounting to a total of approximately 5,800 retail points of sale (at December 31, 2014). Points of sale are geographically widespread and they are of different types: direct (flagship stores and 4G mall stores); franchisee; monobrand; multibrand; organized and specialized large-scale distribution.

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

•	Indirect Sales Channel

The business distribution channels are made up of:

•	“BP—Business Partner” channel (approximately 90): a network focused on standard offers (Small market) with about 1,500 agents;

•	“VAR—Value Added Reseller” channel (approximately 60): a network organized geographically focused on VAS and ICT products with 250 agents and 200 ICT Professionals;

•	Outbound Call Center: 11 partners focused on specific canvass and customer loyalty activities;

Item 4. Information On The Telecom Italia Group	Business Units

•	Senior Agent: 120 Agents focused on medium enterprise customers;

•	Shops: some specific shops (approximately 2,600) offering business products and assistance (14 Key Account).

•	Direct Sales Channel

At the end of 2014 around 720 sales staff had a dedicated portfolio to manage and develop, supported by pre sales and post sales teams. The main activities include:

•	offering the whole range of services (fixed and mobile voice and data, ICT services and products);

•	promoting and managing a 360 degree relationship with the customer, providing support and assistance.

•	National Wholesale Services

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

•	sales through direct vendors, which are supported by presales and project managers; they are organized into two Commercial Local Areas for the North, Centre and South of Italy;

•	contracts definition and disputes solution through specialized personnel;

•	billing, credit and administrative activities, revenue integrity control; and

•	caring and business process re-engineering.

The NWS department is set up as an independent department, which allows Telecom Italia, along with other conditions (accounting separation, compliance with the resolutions of the Authorities) to manage transparency and fairness in its relationship with other operators, as well as compliance with all regulatory requirements.

Item 4. Information On The Telecom Italia Group	Business Units

❖    CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2014	2013	2012
DOMESTIC FIXED
Physical accesses (thousand)(1)	19,704	20,378	21,153
Of which retail physical accesses (thousand)	12,480	13,210	13,978
Broadband accesses in Italy at year-end (thousand)(2)	8,750	8,740	8,967
Of which retail broadband accesses (thousand)	6,921	6,915	7,020
Network infrastructure in Italy:
access network in copper (millions of km—pair, distribution and connection)	115.2	114.9	114.5
access and carrier network in optical fiber (millions of km—fiber)	8.3	6.7	5.7
Network infrastructure abroad:
European backbone (km of fiber)	55,000	55,000	55,000
Mediterranean (km of submarine cable)	7,500	7,500	7,500
South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on fixed-line network (billions):	84.2	91.2	101.8
Domestic traffic	68.9	75.8	85.9
International traffic	15.3	15.4	15.9
DownStream and UpStream traffic volumes (PBytes):	3,161	2,533	2,202
DOMESTIC MOBILE(3)
Number of lines at year-end (thousand)	30,350	31,221	32,159
Change in lines (%)	(2.8)	(2.9)	(0.2)
Churn rate (%)(4)	24.2	30.4	26.6
Total outgoing traffic per month (millions of minutes)	3,703	3,581	3,664
Total average outgoing and incoming traffic per month (millions of minutes)	5,480	5,084	4,921
Mobile browsing volumes (PBytes)(5)	133.9	98.1	93.1
Average monthly revenues per line(6) (euro)	12.1	13.1	15.5

(1)	Excludes full-infrastructured OLOs and FWA-Fixed Wireless Access.

(2)	Excludes OLO LLU and NAKED, satellite, full-infrastructured and FWA Fixed Wireless Access.

(3)

Following results of the checks on systems that manage our Mobile Customer base, the Company updated the technical configuration, as well as the Guidelines and internal procedures regarding rechargeable SIM cards extension (beyond the initial timeline following first activation of 13 or 24 months according to the offering), establishing that the extension of the life of a SIM card can only take place for sales or after-sales marketing events, explicitly requested by the customer (free of charge or for payment), or events resulting in charges to the customer. Based on the monitoring conducted, in 2014 the activities were duly completed for the regularization (including deactivation) of 489,000 SIM cards (of which 12,000 were de-activated in the fourth quarter of 2014), which were still active as a result of extensions not compliant with the criteria set forth in the new Guidelines. The working group set up for that purpose continues the monthly monitoring and regularization—according to the methods previously established—of the additional rechargeable SIM cards subject to automatic extensions not compliant with said Guidelines.

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

For the main regulatory events which occurred in 2014 that may have a significant impact on the operation of the Domestic Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

Item 4. Information On The Telecom Italia Group	Business Units

❖	COMPETITION

The market

•

In the second half of 2014, in the Italian TLC market there were signals of a slowdown in the high competitive pressure—extremely intense during 2013—characterized by a significant use of pricing as a lever, which has led in the last few years to an ongoing decline in the traditional service components, particularly voice service.

•	The key element in the evolution of the market continues to be the increased penetration of broadband, particularly mobile, also facilitated by the greater spread of next-generation handsets.

•

The development of broadband services has also led to an evolution towards increasingly complex competition, with more inter-relationships between players of different markets. This has opened the field to competition from non-traditional operators (in particular Over the Top companies—OTTs—and producers of electronic and consumer devices), as well as giving telecommunication operators the opportunity to develop new “over the network” services (mainly in the IT and Media fields).

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

•

in Media, broadcasters, who are vertically integrated players, continue to dominate the scene; however, with the Web becoming increasingly important as a complementary distribution, they are increasingly under pressure from OTTs and from telecommunications and consumer electronics companies;

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

Conversely with regard to the positioning of the telecommunications operators in converging markets, there are a number of aspects at different levels of evolution:

•	the development of innovative services in the IT market, specifically in Cloud services;

•	the development of new Digital Services, particularly referring to Entertainment (eg. TV over IP), Smart Home, Digital Advertising, Mobile Payments and Digital Identity.

Competition in Fixed-Line Telecommunications

The fixed-line telecommunications market continues to see a significant decline in voice revenues due to the reduction in rates and the progressive shift of voice traffic to mobile. In recent years all the operators have attempted to at least partially counter this by concentrating mainly on the ability to innovate their offering by developing the penetration of broadband and introducing bundled voice and broadband services deals (double play), in a highly competitive environment with consequent pricing pressure.

Item 4. Information On The Telecom Italia Group	Business Units

The evolution of the competitive product offering has also been influenced by consolidation, among competitors, of an approach based on the control of infrastructure (above all Local Loop Unbundling—LLU). The main fixed operators are now also offering mobile services, including as MVOs.

In 2014, the migration of customers from fixed-line to mobile telephony services continued, as well as the migration to alternative communications solutions (Voice Over IP, messaging, e-mail and social network chat). For years, both for private consumers and small and medium businesses, mature traditional voice services have been replaced by value-added content and services based on the Internet protocol. This shift has been facilitated by the use of the Internet and changes in user preferences, by the spread of broadband, personal computers and other connected devices, and by the quality of the service.

Competition in the Italian fixed telecommunications market is characterized by the presence, in addition to Telecom Italia, of a number of operators such as Wind-Infostrada, Fastweb, Vodafone-TeleTu, BT Italia and Tiscali, that have different business models focused on different segments of the market.

At the end of December 2014, physical accesses in Italy numbered approximately 20.6 million (full-infrastructured OLOs and FWA-Fixed Wireless Access included), down by around 0.5 million from 2013. The growing competition in the access market has led to a gradual reduction in Telecom Italia’s market share.

In the broadband market, at the end of December 2014 fixed broadband and fiber customers in Italy reached a penetration rate on physical accesses of about 69% up 3 percentage points from 2013.

The spread of broadband services is driven not only by the penetration of personal computers and of other connected devices (eg. Smart Tv), but also by the growing demand for speed and access to new IP based services (Voice over IP, Content—particularly Video, social networking services, etc.).

The decline continued in revenues from the data transmission segment, which suffered the effects of competition that has led to a reduction in average prices.

Competition in Mobile Telecommunications

The mobile market, saturated and mature in its traditional component of voice services, had a decrease in terms of number of lines, that may be associated with rationalization of customer’s second and third SIMs (at the end of December 2014 mobile lines in Italy numbered about 94 million, down by about 3% over 2013; nevertheless the penetration rate is still very high, about 157% of the population).

The decreasing trend in revenues from components of traditional services such as voice and messaging continues, as these components are impacted by the strong competition among TLC operators using pricing as a lever—extremely intense in 2013 with signals of slowdown in the second part of 2014 – and by the growing expansion of “communication apps”. Mobile broadband continues to grow and, though it is unable to offset the drop in revenues from traditional services, represents the main strategic and business opportunity for the mobile TLC industry, also due to the launch of LTE ultra-broadband.

In 2014, the growth in mobile broadband and ultra-broadband customers continued, both large and small screen, with a high penetration rate on mobile lines, especially as a result of the increasing spread of smartphones and tablets.

Alongside innovative services that have already been introduced and are under full-scale development, as in the case of mobile apps, there are other market environments, associated with the development of mobile broadband and ultra-broadband with major potential for growth in the medium term, such as machine to machine and mobile payment.

Competition in the Italian mobile telecommunications market is mainly characterized by the presence of Telecom Italia and of the other operators who own their networks (Vodafone, Wind, H3G), which are focused on different segments of the market or have different strategies.

In addition to these operators, the field also includes MVOs, of which PosteMobile is the most important player. These operators currently have a limited share of the market, but continue to enjoy significant growth compared to network operators.

Item 4. Information On The Telecom Italia Group	Business Units

4.2.2    BRAZIL

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the TIM Brasil group which offers mobile services using UMTS, GSM and LTE technologies. With the acquisitions of 700MHz and 2.5GHz radiofrequencies, the focus is on speeding up the development of 3G and 4G networks. Moreover, with the acquisitions of Intelig Telecomunicações in 2009, Tim Fiber RJ and Tim Fiber SP in 2011 (now merged into Tim Celular S.A.), the portfolio of services expanded by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

The Tim Brasil group’s services cover an area which includes around 96% of Brazil’s urban population. Tim Brasil group has approximately 75.7 million mobile lines which covers each of the Brazilian states and the Federal District. As of December 31, 2014, the market combined penetration reached approximately 138% of the Brazilian population and its combined market share totaled approximately 27.0%.

Since the Tim Brasil group began operating in the Brazilian market, its intention has been to provide its customers with innovative services based on a state-of-the-art technology. This goal has been reached with the provision of services through a robust 3G network in addition to a fast growing state-of-the-art Fourth Generation (4G) network.

The table below sets forth, for the periods indicated, the number of mobile lines of the Brazil Business Unit:

	As of and for the years ended December 31,
	2014	2013	2012
Number of lines at year-end (thousands)(*)	75,721	73,431	70,376
MOU (minutes/months)(**)	135.8	147.7	135.8
ARPU (Reais)	17.7	18.6	19.1

(*)	Starting from 2014, data also includes company lines (active SIM cards used by the TIM Brasil group and its employees). The comparative data for prior years have been appropriately restated.

(**)	Net of visitors.

❖	MARKETING

During 2014, Tim Brasil intensified promotional activity on voice plans and further expanded data services.

Tim Brasil’s main plans and services on its platforms are:

•

Liberty: for a monthly flat fee, the customer has unlimited talk time with any number on the TIM network, with no restriction on the number or duration of calls. Also, they may add further advantages to this plan using the Liberty Rádios plan for unlimited talk time to any radio user (SME), without deduction from its package of minutes, as well as benefits in the acquisition of selected smartphones;

Item 4. Information On The Telecom Italia Group	Business Units

•	Liberty customers also have many data options to fit their needs: Liberty Web 50MB, 300MB, Smart (300MB/month of use), 600MB, 1GB, 3GB, 6GB, 10GB, 20GB and 50GB;

•

Liberty Express – for a fixed amount per month, user gets a package of services that is considered sufficient for the average post paid customer (unlimited on-net calls, off-net minutes, unlimited sms and a package of data);

•

Liberty Controle (invoice and Express variants): for a fixed rate every month, the customer has unlimited talk time with any number on the TIM network, and also receives bonuses related to other out of network calls and services;

•

Controle WhatsApp: new hybrid plan that offers unlimited WhatsApp, 300MB of data usage, unlimited SMS for all Brazilian carriers and also receives bonuses related to local and long distance calls within TIM or other out of network calls and services;

•

Infinity (prepaid): the customer is charged per call of unlimited duration to TIM numbers and local fixed telephones; for SMS and mobile Internet services, clients are charged for day of use. In 2014, our clients were given the choice of being charged per day for on-net calls. SMS and data services are charged together per day;

•	Infinity TRI (prepaid in Rio Grande do Sul): customers from Rio Grande do Sul are charged per day of use for voice (to TIM numbers and local fixed telephones), SMS and mobile Internet services;

•

TIM Beta (prepaid): limited plan addressed to young consumers, charged per day for voice (to TIM numbers), SMS and mobile Internet services. The plan is intended to function as a closed social network on which customers have access to the plan only if invited by a friend who is already a TIM Beta member;

•

Liberty Web 1GB, 3GB, 6GB, 10GB, 20GB and 50GB: post-paid plans that offer Internet access through dongles (or small pieces of hardware which enable additional functions such as copy protection, audio, video, games, data, or other services), tablets and other web devices, with a possibility to renew upon the expiry of a plan. In 2014, customers started to have the possibility of sharing their voice line’s data packages with up to 4 data SIM cards;

•	Liberty Web Express 1GB, 3GB, 6GB, 10GB, 20GB and 50GB: plans that offer Internet access through web devices, but with the payment by credit card, with possibility of repurchasing.

Moreover, an innovative music service, an application that allows access to millions of songs with affordable prices to customers of the prepaid and postpaid segments, was launched in 2013. In addition Tim Brasil launched a plan for the postpaid segment in which the customer pays invoices through a charge to their credit cards, which is convenient for users of the service and also helps in the reduction of debt delinquency.

Gross acquisitions in 2014 amounted to 39.1 million new lines compared to 39.6 million new lines in 2013, a decrease of 1.3%. Net additions in 2014 amounted to 2.3 million lines compared to 3.1 million lines in 2013, a decrease of approximately -25% over 2013.

Regarding the Large Accounts Segment, we created in 2014 a new business unit called “TIM Soluções Corporativas, in order to better service a larger company’s needs. Within this new umbrella, we offer either mobile or fixed plans, as well as VAS and M2M services. In our SME segment, we have continued to focus on our main offering, Liberty Empresas, introducing some improvements to meet customer specific needs.

One of the improvements was to start with loyalty clauses for new 24 month contracts, in order to increase customer loyalty. These contracts come together with the Comodato offerings that continued in 2014. These comodato offerings were reinforced with new smartphones with 4G technology. In addition, we launched the first voice and data combos with devices, in order to increase competitiveness and stimulate data consumption.

The following presents a brief summary of certain key elements of our business plans.

•	Liberty Web Empresa 1GB, 3GB and 10GB: post-paid plans that offer Internet access through modems and tablets, with a possibility to renew upon the expiry of a plan;

•	Liberty Web Smart: plan that offers Internet access for a fixed monthly flat fee only if the customer uses the service during the billing month, with possibility of repurchasing;

Item 4. Information On The Telecom Italia Group	Business Units

•

Liberty Web 20MB, 100MB, 300MB, 600MB, 1GB and 3GB: data packages that charge a fixed R$6.90, R$9.90, R$21.90, R$ 29.90, R$34.90 and R$54.90 per month, respectively, for mobile phone Internet access, with possibility of repurchasing. These packages provide new service options for certain users without Internet to complete their service portfolio and provide new pricing options for heavy users of data;

•	Liberty Torpedo: plan that offers unlimited SMS to any operator at a fixed monthly rate, only payable in the month used.

❖	DISTRIBUTION

Tim Brasil broadly distributes its SIM cards and prepaid recharges in all states of Brazil, having consolidated its national presence since 2002. The company has over 12,000 points of sale, between Premium stores and resellers (exclusive or multi-brand), also counting on the capacity of large retail chains. Tim Brasil prepaid customers have, in addition to the traditional points of sale, alternative recharging channels, such as supermarkets and newsstands, totaling over 450,000 points all over Brazil. Most devices are sold on credit card and can be paid in up to 12 installments.

For the corporate market, Tim Brasil has over 200 commercial partners focused on selling to small and medium enterprises, as well as a sales team that rely on 60 employees focused on large enterprises and another 140 employees focused on medium enterprises.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments which occurred in 2014 that may have an economic impact on the Brazil Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

At the end of 2014, the Brazilian mobile market reached 280.7 million lines; this is 3.6% more than at the end of 2013 and a penetration rate of 138% of the population (134.4% in 2013). Net total line increases in 2014 were 9.6 million lines, 0.3 million more net lines than in 2013.

* * *

Agreement for the sale of telecommunications towers

On November 21, 2014, Tim Brasil and American Tower do Brasil entered into an agreement for the sale of a maximum of 6,481 telecommunications towers, for a total price of approximately 3 billion reais, and a Master Lease Agreement (“MLA”) for portions of those towers, with an overall term of 20 years.

The sale will be divided into two contracts: the first relating to 5,232 towers and the second relating to the remaining 1,249 towers, on which other operators hold pre-emptive rights. The agreement, which shall be executed in the first half of 2015 in consecutive tranches, is subject to satisfaction of certain conditions including authorization from the Brazilian Antitrust Authority (CADE), that already issued its favorable opinion on February 12, 2015.

4.2.3    MEDIA

Media operates in the management of Digital Multiplexes, as well as the provision of accessory services and digital signal broadcasting platforms to third parties.

Acquisition of control of Rete A S.p.A.

On June 30, 2014, Telecom Italia Media (TI Media) and Gruppo Editoriale L’Espresso (Espresso group) completed the business combination of the digital terrestrial network operator businesses controlled by Persidera S.p.A. (new name of Telecom Italia Media Broadcasting S.r.l.) and Rete A S.p.A. (Rete A), respectively.

The merger between Persidera and Rete A has created a combined entity that is the largest independent network operator in Italy, with five digital multiplexes and nationwide high-coverage infrastructure, based on next generation technologies.

Item 4. Information On The Telecom Italia Group	Business Units

The group resulting from the transaction is the primary supplier for the leading non-integrated national and foreign television content providers operating on the Italian market.

As of December 31, 2014, the Business Unit was organized as follows:

At December 31, 2014, the three Digital Multiplexes of Persidera S.p.A. had reached a population coverage of 95.6% of the Italian population. The coverage of the two Digital Multiplexes of the former Rete A was 93.4% and 93.7%, respectively.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2014 that may have an economic impact on Media Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

4.2.4    DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (SOFORA—TELECOM ARGENTINA GROUP)

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), starting from the fourth quarter of 2013 the Sofora—Telecom Argentina group has been treated as Discontinued operations/Non-current assets held for sale.

As of December 31, 2014, the Sofora-Telecom Argentina group was organized as follows (the main companies are indicated):

(*)	Holding companies.
(**)	Non-operating companies.
(***)	Commenced operations in January 2015.

The operations in Argentina were carried out in two major areas. Voice, data and Internet services (provided through Telecom Argentina) and mobile services (provided through Personal). In Paraguay, there was only a mobile operation (through Núcleo).

Item 4. Information On The Telecom Italia Group	Business Units

❖	MARKETING

Fixed Services

In the Internet business, the brand “Arnet” based its strategy with new flexible service packages with several discounts, allowing customers to choice for the packages that most fit with their needs.

In addition, the entertainment service portfolio continued developing and Arnet Play reached an alliance with Spotify, a technological platform of music that allow access to thousands of playlists and songs from any device.

Broadband offer increased speeds to 20MB and 30MB for those clients who had the technical availability, as part of a portfolio driven to increase the customer’s adoption of these high speed services.

The growth in the voice business was driven by the increase in the sale of subscription plans with monthly charges and the sale of Value-Added Services (VAS). During 2014, Telecom Argentina continued boosting the bundling offer of Broadband plus calls, including calls to mobile phones, giving to the customers a communication proposal with complementary alternative services.

Also, the corporate segment was focused in the provision of converged solutions that integrated voice, data, Internet, multimedia, Information and Communications Technology, datacenter and fixed and mobile applications. Valued added services and products were increased, complementing the service portfolio provided to the customers with “the Argentine cloud of Telecom” and last generation datacenter services.

Mobile Services

Personal reinforced its commercial strategy for both, new and existing customers based on a portfolio of plans, packages and services together with a variety of promotions characterized for the convenience for each segment: additional benefits for the recharge of credit for prepaid customers (“Superchip”), voice and SMS unlimited per day and for a fixed amount (including mobile Internet in the plan) for postpaid customers and the unlimited service as a common factor of services for the “Cuentas claras”.

In addition, according with new regulatory requirements, the unit of pricing has been modified changing from minutes to seconds. The commercial offers were consistently modified.

Moreover, Personal continued with its innovation strategy increasing its offer of mobile content through the development of the platform “Personal Play” and through strategic alliances. Personal also promoted the increase of the customer base with smartphones to potentiate the value added service.

By the end of 2014, the milestone of launching the 4G network and its gradual roll out in the next years, together with the extension and the reconversion of 3G networks as a result of the acquisition of the new radioelectric spectrum, will allow to reach quality improvements on the customer experience and will encourage to offer new plans promoting the use of datos and the development of new value added services.

On the other hand, Núcleo focused on the campaign “Free Whatsapp in all recharges”, giving that benefit in the recharge of credit to the prepaid customers and included in the plan for the postpaid and “plan control” customers. In addition, Núcleo launched the “Multiconnection Age” with the aim to be positioned as a functional brand of multiconnections to provide customers access to connectivity and entertainment.

Núcleo also relaunched the brand for the mobile financial services based on the platform “Billetera Personal” and in May 2014 Nucleo‘s Board of Directors approved the constitution of Personal Envios S.A., a new company in which Nucleo has 97%, whose statutory purpose is the provision of mobile financial services in Paraguay.

❖	DISTRIBUTION

During 2014 the fixed business continued consolidating the implementation of digital customer care channels mainly based on the web channel and social networks.

Item 4. Information On The Telecom Italia Group	Business Units

The network of commercial offices of Personal continued changing to a new model to improve the customer experience, giving the customer advisory in connection with the needs resulting from the new services and the evolution of technology. Two new commercial offices were opened, reaching 67 throughout Argentina (of which 16 correspond to the new model).

Personal also continued relocating the indirect commercial points (“Agentes”) in strategic areas, reducing the total number of Agentes and improving their productivity.

In addition, Personal focused in the customer care quality through improvements in the personal contact with the client and also through the digital contact.

Systems and processes were also adequate to comply with the objectives established by the regulatory authority.

In the corporate segment, the model based in the segmentation of sale representatives in different profiles was consolidated in order to focus in the customer satisfaction and its loyalty, the development of the data base and the value capture.

❖	COMPETITION

The telecommunications markets in Argentina and Paraguay continue to show strong demand for new services and higher access speed in a fiercely competitive environment in the different business segments.

Specifically, in the mobile segment in Argentina, Personal is one of three operators offering services at the national level and competes with Claro (America Móvil group) and Movistar (Telefónica group). It is expected Personal continue growing in value but with lower rates of expansion in its customer base, along with the consolidation of Personal leadership strengths such as the value added services, specially mobile Internet, with the roll out the new 4G networks that multiply by ten the speed of mobile Internet. Thus, with the roll out of the LTE infrastructure, it is expected that the customers increase the access to content (such as Personal Play –music, games and videos), being one of the key sources of revenue growth.

In Paraguay, Núcleo operates in a market featuring strong competition. Its main competitor is Tigo (Millicom group).

In the broadband segment, Telecom Argentina group operates through the Arnet brand and its competitors are mainly ADSL Speedy (Telefónica group), Fibertel (Clarín group), which offers broadband access services using cable modems, and Telecentro, which offers triple play plans.

4.2.6    COMPETITION

We face domestic competition in all of our businesses. Competition continues to have an adverse effect on our revenues as it has resulted in lower tariffs for many of our products and services as well as the introduction of flat-rate pricing plans which have been used to enhance retention efforts but at the same time reducing revenues from such customers.

For details please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.7 Updated Strategy”, “Item 4. Information on the Telecom Italia Group—4.2.1 Domestic” and “Item 4. Information on the Telecom Italia Group—4.2.2 Brazil” and “Item 4. Information on the Telecom Italia Group—4.2.4 Discontinued Operations/Non-current assets Held for Sale (Sofora – Telecom Argentina group)”.

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

The European Commission (“EC”) began liberalizing the telecommunications market to competition in the late 1980s and early 1990s. In Italy, as well as in all the main EU Member States, liberalization opened up competition for public voice telephony and public network infrastructure in 1998.

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

A recommendation adopted in February 2003, on relevant product and service markets susceptible of ex ante regulation, completed this set of legal instruments. In December 2007, the EC adopted a new Recommendation on relevant markets, reducing the previous 18 markets susceptible to ex-ante regulation to 7: retail access at a fixed location (market 1) and, at wholesale level, call origination at a fixed location (market 2); call termination at a fixed location (market 3): wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location (market 4); wholesale broadband access (market 5); wholesale terminating segments of leased lines (market 6) and voice call termination on mobile networks (market 7). In October 2014, the EC adopted the third Recommendation which identifies only five wholesale markets susceptible to ex-ante regulation: call termination at fixed location (market 1), call termination on mobile networks (market 2), local access at fixed location (market 3a), central access at fixed location for mass-market products (market 3b), high-quality access at fixed location (market 4).

The EU regulatory framework obliges National Regulatory Authorities (“NRAs”, in Italy “AGCom”) to run market analyses before imposing appropriate obligations on individual operators having Significant Market Power (“SMP”) according to the specific EU guidelines. A company is deemed to have SMP when, either individually or jointly with others, it enjoys a position equivalent to dominance, which is a position of economic strength providing the company itself with the power to behave, to an appreciable extent, independently of competitors, customers and ultimately consumers. Market shares are normally used as a proxy for market power: while undertakings with market shares of no more than 25% are not likely to enjoy a (single) dominant position, single dominance concerns normally arise in the case of undertakings with market shares of over 40%.

Market shares in excess of 50% are in themselves, except in exceptional circumstances, evidence of the existence of a dominant position.

The market analyses carried out by NRAs are subject to the assessment of the EC which, to a certain extent, can challenge the NRAs findings, having a “veto power” on the definition of the market and on the identification of SMP operators. With respect to remedies, the EC has no veto power but can raise serious doubts after which the “Body of European Regulators for Electronic Communications (“BEREC”) is required to give an opinion. The EC, BEREC and the NRA then have to cooperate to find a solution within three months. Neither the EC nor BEREC are able to make a binding intervention. Should a NRA decide not to amend or withdraw a draft measure after the EC expresses serious doubts, it must provide a “reasoned justification”.

The EU legal framework was revised in November 2007, with the aim of defining a new European regulatory framework for the sector.

The revision of the framework established a set of rules composed of the “Better Regulation Directive” (Directive 2009/140/EC, amending the “Framework”, “Access” and “Authorization” directives) and the “Citizens’ Rights

Item 4. Information On The Telecom Italia Group	Regulation

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

The revised directives were transposed into the Italian legal framework by means of the “Legge Comunitaria 2010”; the Italian Government was delegated the authority to adopt measures aiming at transposing the revised directives. The Legislative Decrees of May 28, 2012 (no. 69 and 70) transposing the EU 2009 regulatory framework entered into force on June 1, 2012.

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

In particular during 2013 the EC began revising the regulatory framework governing harmonization of the radio spectrum, rights of end users, net neutrality and European mobile roaming (the “Single Market Regulation”). The Single Market Regulation has not yet been approved since a common position between Member States, European Parliament and EC has not yet been found.

In September 2013, the EC published a Recommendation “on consistent non-discrimination obligations and costing methodologies to promote competition and enhance the broadband investment environment”. The Recommendation suggests imposing Equivalence of Input (EoI) for the application of the regulatory remedy of non-discrimination and defines the criteria to lift price regulation of NGAN wholesale services as: (a) application of EoI, (b) ability to technically and economically replicate retail offers; and (c) presence of significant competitive constraints exerted by the legacy copper access network or by alternative networks.

The appropriate level of return on capital to be included in regulated wholesale prices for operators investing in new high speed networks is of fundamental importance to reach the objectives of the Digital Agenda. The EC wants to grant operators regulatory consistency and predictability to incentivize efficient investment and innovation.

The principle of cost recovery to be utilized by the relevant NRA must respect the principle that prices will “ensure that operators can cover efficiently incurred costs and receive an appropriate return on invested capital”.

Telecommunication Regulatory Framework in Italy

The legal basis for the electronic communications sector in Italy is as follows:

•	the “Electronic Communications Code” (“ECC”), which transposed into national law the EU Access, Authorization, Framework and Universal Service directives;

•	“Data Protection Code”;

•

the “Consolidated Law on Radio-Television” containing the principles regulating the organization of radio-television system and its convergence with different means of interpersonal and mass communications;

•

Law 36 of February 22, 2001 aimed at protecting the population from the effects of the exposure to electric, magnetic and electromagnetic fields and the decree of the President of the Council of Ministers (Decreto del Presidente del Consiglio dei Ministri—“DPCM”) of July 8, 2003, which sets up “Exposure limits, attention values and quality goals to protect the population against electric, magnetic and electromagnetic fields generated by frequencies between 100 KHz and 300 GHz”;

•	the “Consumer Code”;

•	Law June 18, 2009, no. 69 providing measures to simplify the procedures for the installation and development of optical fiber networks (Article 1 “Broadband”);

•

Decree Law July 6, 2011, no. 98, enacted by Law July 15, 2011, no. 111 further simplifying the procedure for the installation of small mobile equipment (0.5 sq. meters of radiator area) and low power equipment (7 watt);

Item 4. Information On The Telecom Italia Group	Regulation

•

Decree Law October 18, 2012 no. 179 (enacted by Law December 17, 2012 no. 221) providing for further broadband networks funding to cancel the digital divide, measures to accelerate the roll-out of mobile fourth generation networks and administrative simplifications for optical fiber layout;

•

implementation Decrees for “Golden Power” rules (Law no. 56/2012) redefining the State powers for the safeguard of national interest in the strategic sectors of energy, transports and telecommunications;

•

Legislative Decree no. 21/2014 (implementation of Directive 2011/83/UE on consumers’ rights) defining the rules for distance contracts, with specific reference to the right of withdrawal and the acquisition of consumer’s express consent to be bound to the contract. Furthermore the Decree attributes to the AGCM the evaluation of sanctions for unfair commercial practices;

•

Decree Law no. 145/2013 “Destinazione Italia” (enacted by Law no. 9/2014) containing measures for the use of new techniques for the simplification of the layout of broadband and ultra-broadband telecommunications networks;

•

Decree Law no. 91/2014 “Competitività” (enacted by Law no. 116/2014), establishing the obligation for the Ministry of Environment to approve Guidelines for the calculation of the level of electromagnetic emissions of mobile telephony equipment and aimed at supporting the development of LTE/4G networks. Furthermore, the Decree establishes discounts on the costs of electricity for specific categories of business users, including Telecom Italia;

•	Decree Law no. 133/2014 “Sblocca Italia” (enacted by Law no. 164/2014), introducing fiscal benefits in favor of operators installing ultra-broadband networks; and

•	Law no. 190/2014 “Legge di stabilità 2015”, fixing terms and conditions for the oncoming auction for the “L Band” frequencies (1452-1492 MHz) to be used for mobile broadband services.

The Ministry for Economic development is responsible for the general policy in the electronic communications sector and AGCom is the National Regulatory Authority with responsibility for ensuring fair competition in the telecom market and protecting customers.

4.3.1    TELECOMMUNICATION REGULATION IN ITALY

In July 2008, Telecom Italia proposed to AGCom several commitments related to its access network (“Undertakings”) aimed at integrating and strengthening the non-discrimination obligations (imposed by AGCom in 2002) amongst Telecom Italia’s own retail divisions and other operators providing wholesale access network services.

AGCom approved Telecom Italia’s Undertakings, which are divided into 14 main “groups” and pursue four main goals:

•

offering additional guarantees of equal treatment amongst Telecom Italia’s commercial divisions and other electronic communications operators (“Operators”) when they purchase wholesale access services from Telecom Italia;

•	providing benefits to Operators and final users, through the improvement in the quality of the fixed access network and of related services;

•	making the evolution of Telecom Italia’s fixed access network more transparent for Operators; and

•	ensuring competitive conditions in the migration towards new generation networks.

At the beginning of 2008, Telecom Italia created its Open Access department, a separate operating unit focusing its activities on the implementation of the Undertakings. To ensure equal treatment for its own retail divisions and those of the Operators (“internal-external equal treatment”), Telecom Italia undertook a set of initiatives focused on three main areas:

•	technical-organizational domain: solutions for the improvement of the internal delivery processes;

•	cultural-behavioral domain: a Code of Conduct has been adopted and intensive training activities have been carried out in order to spread the principles of internal-external equal treatment; and

•	economic-regulatory domain: service contracts were drafted and transfer charges adopted to implement equality of economic treatment.

Item 4. Information On The Telecom Italia Group	Regulation

The implementation of the Undertakings, their complexity and their impact on the stakeholders’ system, also required the creation of a governance system. In particular, the following bodies were set up: an independent body (the “Supervisory Board”); the AGCom Undertakings’ Monitoring Group for the monitoring of the work in progress (“GMI”), the Italian Office of Telecommunications Adjudicator (“OTA Italia”) whose mission is to prevent and settle disputes amongst Operators—and the Next Generation Network Committee submitting possible solutions to technical, organizational and economic issues raised by the transition to the Next Generation Network.

As a consequence of its Undertakings, Telecom Italia set up in 2010 a New Delivery Process (“NDP”) in order to offer additional efficiency and transparency in the equality of treatment of Alternative Network Operators (“AltNets”) and retail customers. In particular, the new process allows for identical operating procedures in the treatment of retail and wholesale customers where services cannot be activated due to a lack of required network resources.

In November 2011, three years after the formalization of the Undertakings, AGCom recognized that Telecom Italia had fully implemented all the Undertakings, and certain antitrust proceedings against Telecom Italia were suspended following the approval of the Undertakings.

The AltNets can voluntarily join the NDP for the wholesale services they are interested in (Bitstream, Local Loop Unbundling, Shared Access) and they must align their operational Systems and internal processes to the NDP. At the end of 2014, many AltNets had joined the NDP for different wholesale services: 58 operators for the Asynchronous Transfer Mode (“ATM”) bitstream service; 33 for Ethernet bitstream; 13 for Easy IP; 14 for WLR; 4 for Shared Access (“SA”); and 22 for LLU services. GMI continues to monitor the implementation of the Undertakings (see section 4.5 “Glossary” for definitions).

Telecom Italia’s Operational Separation model will continue to ensure equality of treatment (both in economic and technical terms), the promotion of an “Equivalence Culture”, through personnel formation programs, and transparency to alternative network operators for both Copper and Fiber Access Network.

Market analyses

Following a first round (2006-2007) and a second round (2007-2010) of market analyses, a third round was started by AGCom in 2010. As of April 8, 2015 the third round has not been completed. In particular, the market analysis of the fixed interconnection market has not yet started, and with respect to the fixed access and the terminating segments of the leased lines market, the analyses are continuing despite the proceedings being launched respectively in September 2012 and November 2013. With respect to the mobile market, in February 2014, AGCom started the fourth round of market analysis, which is still in progress. A description of the market analyses is described below together with the main recent developments regarding the electronic communications markets.

•	Retail-fixed markets

At the end of 2009, AGCom concluded the second round of market analyses. AGCom imposed in the retail access market a requirement of prior notification and charges approval by AGCom. Telecom Italia’s retail offers must pass a margin squeeze price test to be approved. The test assesses whether the alternative operators can implement the same service at similar price using Telecom Italia’s wholesale services and owned network components.

In September 2010, AGCom set new rules for the assessment of Telecom Italia’s retail offers, including non-standard offers for public tenders, tailored offers for top business customers and bundles (multiple-play offers).

The new margin squeeze price test methodology is based on a test developed on the basis of the following key principles:

(i)

the margin squeeze test takes into consideration the most efficient technology and network architecture (representing the most efficient inputs that can be used by AltNets to replicate Telecom Italia’s offers) and a combination of wholesale inputs (LLU, WLR, bitstream, etc.);

(ii)	the evaluation of network and downstream AltNets’ costs on the basis of avoidable costs or long run incremental costs;

Item 4. Information On The Telecom Italia Group	Regulation

(iii)	application of the price test to the whole bundles, taking into account the overall cost of provisioning, irrespective of the replicability of each component of the bundle; and

(iv)	an ad hoc assessment of offers within tenders, taking into account the most efficient network architecture that could be used by AltNets to compete in a specific context.

In October 2013 AGCom set rules for the margin squeeze price test of Telecom Italia’s fiber-based retail access offers.

In the frame of the market analyses still in progress, AGCom proposed the deregulation of retail access markets as well as the application of an ex post margin squeeze test of the retail charges.

Telecom Italia retail offers

In 2014 Telecom Italia continued its price scheme simplification introducing new tariffs approved by AGCom. For business customers, starting from July 1, 2014, the basic offer consists of a single per minute charge for both national and fixed to mobile calls, plus a set-up fee.

For the residential customers basic offer, starting from November 1, 2014 Telecom Italia introduced a single price for all national and fixed-to-mobile calls. The set-up fee has been eliminated. The scheme provides also for a rebate of 50% on all national calls for a monthly usage exceeding three hours per month.

The tables below summarize the standard offer schemes described above:

Business prices

€cent/minute (VAT not included)	Prices until	Prices from
	12/31/2013	07/01/2014
Local	0.0	10.0
National	0.0	10.0
Fixed-Mobile (TIM, Vodafone, Wind, H3G, etc.)	3.0	10.0
Set up fee (€cent)	20.0	10.0

Consumer prices

€cent/minute (VAT 22% included)	Prices from	Prices from
	12/31/2013	11/01/2014
Local and national	5.04(*)	10.0(*)
Fixed-Mobile (TIM, Vodafone, Wind, H3G, etc.)	5.04	10.0
Set up fee (€cent)	5.04(*)	0.0

(*)	Over 3 hours/month: 50% discount.

From November 1, 2014 the monthly rental for the basic PSTN line for residential customers was increased from 17.54 €/month to 18.54 €/month (VAT 22% included).

Wholesale markets

•	Wholesale fixed access markets

In December 2009, following the conclusion of the second round of market analyses, AGCom confirmed Telecom Italia as having SMP in all wholesale access markets (markets 4 and 5/2007 Recommendation), i.e. in the provision of Local Loop Unbundling (“LLU”), bitstream and Wholesale Line Rental (“WLR”) services. As a result, AGCom confirmed all obligations on wholesale access services which utilize the legacy copper network by imposing a network price cap mechanism. To implement this obligation AGCom developed a specific technical-economic model, a bottom-up long-run incremental costs (“BU-LRIC”) model featuring current cost accounting (“CCA”) (see section 4.5 “Glossary” for definitions).

Item 4. Information On The Telecom Italia Group	Regulation

AGCom is responsible for the setting of the allowed rate of return on the capital employed in the provision of wholesale services (the weighted average cost of capital (“WACC”)), calculated with the capital asset pricing methodology, which is to calculate the charges of the regulated wholesale services. As of today the WACC has been fixed at the value of 9.36% (a new rate of 9.18% is under consultation).

In September 2012, AGCom launched the 3rd round of market analysis on wholesale and retail access markets (markets 1, 4 and 5 of 2007 Recommendation) to set the regulatory framework for the wholesale access services over the copper and fiber network for the 2013-2015 period (Decision 390/12/CONS).

However, AGCom launched three public consultations on the 2013 pricing of the following services: WLR, bitstream and LLU (see section 4.5 “Glossary” for definitions), anticipating the results of the analysis to be carried out during the third round of market analyses. As a consequence, the first draft Decision on the third round of market analyses on the wholesale access market on copper and fiber networks (Decision 238/13/CONS) focused on setting prices and the WACC value for the 2014-2016 period (instead of the 2013-2015 period).

In December 2013, AGCom approved the final decisions on Telecom Italia’s economic and technical conditions for the 2013 copper network access services offer (Decisions no. 746/13/CONS and no. 747/13/CONS).

For the year 2013, the LLU rental fee was set at 8.68 €/month (-6.5% compared to 2012) and, the naked bitstream rental fee at 15.14 €/month (-22.4% compared to 2012).

Telecom Italia challenged before the Regional Administrative Court (TAR Lazio) the decisions on the 2013 wholesale access prices complaining, inter alia, about the lack of appreciation of the WACC—notwithstanding the financial crisis of the preceding few years. TAR Lazio, rejected the appeals; Telecom Italia is considering whether to challenge these decisions before the Council of State.

With respect to the WLR fee, AGCom set the price at 11.14 €/month (-4.8%) and published its final decision only on September 1, 2014, with retroactive effect for the year 2013.

With respect to the Sub-Loop Unbundling service (“SLU”); (see section 4.5 “Glossary” for definitions), AGCom set the 2013 monthly charge at 5.79 €/month.

Regarding the SLU access regulation, in the final statement on the definition of the wholesale access prices for the year 2013, AGCom enforced new obligations for the sharing and building of new street-cabinets in addition to the obligation to provide technical specifications for the introduction of multi-operator vectoring architectures (the Multi-Operator Vectoring solution “MOV”) for VDSL2 Vectoring2 services.

In April 2014, AGCom set out in detail the modality for the co-location and co-investments in Telecom Italia’s street cabinets.

As of April 8, 2015, the third market analysis proceeding, which has been extended several times by AGCom and is still in progress.

In the scope of this proceeding, on February 13, 2015, AGCom submitted for national public consultation the modifications of the Decision 238/13/CONS where, inter alia, new wholesale access prices for years 2014-2017 are defined. The consultation expires on April 14, 2015, following which AGCom will notify a new draft decision to the EC and the Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato—“AGCM”) for comments. According to the European regulatory framework, if the EC does not raise serious doubts relating to compliance of the draft measure with the EU regulatory framework, AGCom can adopt the final decision. In detail, AGCom submitted for public consultation two different regulatory scenarios; a) the “Alpha Scenario” in which the market is considered national, single, homogeneous; b) “Beta Scenario” in which it is recognized that, in some areas of Italy, there are different competitive conditions in comparison with the rest of the territory and, therefore, different regulatory measures and prices are defined in “competitive areas” and “non-competitive areas.” The different degree of competitiveness of an area is assessed considering the level of NGA investments of at least two operators (B Areas), compared to the areas where these conditions do not occur (A Areas). The distinction between these two types of areas depends on the reaching of a predefined coverage threshold by at least two ultra-broadband networks.

[2]

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

The following table shows, for each scenario, the 2017 wholesale economic conditions; prices for intermediate years will be calculated as a linear progression between 2013 and 2017 prices (or between 2014 and 2017 prices, assuming that 2014 prices are equal to 2013 ones; the decision about this issue depends on the outcomes of the consultation).

2017 Monthly rental access fees (€)	ALPHA SCENARIO	BETA SCENARIO
		A areas		B areas
Full LLU	8.69	8.69		≤ 9.40
SLU	5.45	(*	)	4.11
SHARED ACCESS	0.73	0.73		0.73
WLR POTS	11.15	11.15		—
WLR ISDN	13.79	13.79		—
BITSTREAM SHARED	6.28	6.28		by negotiation
BITSTREAM NAKED	14.53	14.53		by negotiation
VULA FTTC SHARED	11.33	11.80		11.80
VULA FTTC NAKED	16.87	16.04		16.04

(*)	Intermediate value depending on the degree of infrastructure; details are under consultation.

The complete definition of the wholesale and retail access prices (see above) has been affected by several Council of State (Consiglio di Stato) rulings on the 2010-2012 copper wholesale access prices and on the 2009 bitstream service.

The first set of judgments was issued between March and April 2013. The Council of State granted the requests filed by the operators Eutelia, Fastweb and WIND, criticizing AGCom’s decision to set the WLR and bitstream naked fees using a retail minus (where the wholesale charge is calculated using the retail price rebated by a predefined discount i.e. the “minus”) method rather than a cost-oriented one, stating that the decision lacked proper ground and justification. Moreover, referring to the calculation of the costs for the corrective maintenance component, the Council of State invited AGCom to assess the impact of contracts based on forfeit terms within the BU-LRIC model.

On June 20, 2014, AGCom submitted for public consultation the findings of the procedure by which the wholesale access prices for the period May 2010-December 2012 were re-determined following the above Council of State rulings.

On February 25, 2015, AGCom announced the final approval of the decision containing the renewed prices for LLU services as follows:

•	8.65 €/month (reduced from 8.70 €/month) as of May 1, 2010;

•	8.90 €/month (reduced from 9.02 €/month) as of January 1, 2011; and

•	9.05 €/month (reduced from 9.28 €/month) as of January 1, 2012.

The AGCom proceeding would also have to renew the WLR and bitstream prices for the same period; however, AGCom has postponed the decision waiting for the results of a new proceeding, pursuant to a Council of State judgment on 2009 naked bitstream service price issued last November 2014.

The Council of State has in fact partially accepted an appeal filed by an operator about the approval of Telecom Italia’s 2009 Reference Offer related to the bitstream service. The Council of State granted the request regarding the method of calculation of the naked bitstream monthly fee, determined by AGCom (Decision no. 71/09/CONS) according to the “retail minus” principle, noting a lack of further assessments regarding the correctness and adequacy in calculating the “minus” component (i.e. the percentage of rebate of the retail price to calculate the wholesale charge). In fact, the Council of State required AGCom to analyze the “minus” rate.

On March 5, 2015 AGCom launched a public consultation in which, as a result of further investigations, a draft decision confirming the minus in force in 2009 (-20% compared to the retail rental) has been proposed; the consultation period is 30 days.

Item 4. Information On The Telecom Italia Group	Regulation

The effect of the new charges on the income statement of Telecom Italia for 2014 was valued to result in a revenue decrease of approximately € 45 million.

On December 23, 2014 and on January 7, 2015 AGCom published two decisions launching the public consultations on the approval of the 2014 prices for wholesale unbundled access services, co-location and for WLR. Only the 2014 cost-oriented prices (i.e. one-off fees and co-location prices) are under consultation while the setting of monthly rental fees, based on the BU-LRIC cost model, has been postponed to the 3rd round of market analyses on wholesale and retail access markets mentioned before.

On October 28, 2013, AGCom launched the third round of market analysis on terminating segments of leased lines (market 6/2007 Recommendation) and on November 17, 2014, the relevant public consultation was launched, which closed on January 16, 2015. In the public consultation AGCom proposed to maintain the same regulation as during the previous market analysis cycle, although with a modification of the 2015-2018 prices of Ethernet terminating lines and PDH/SDH terminating lines with speed <= 155Mbit/s (more specifically, a reduction of between RPI-6% and RPI-8.6% per annum). The final decision has not yet been published.

•	Wholesale fixed interconnection markets

With respect to the fixed call termination, origination and transit services3 (markets 2 and 3 of the 2007 Recommendation; market 2 has been removed from the revised 2014 Recommendation), AGCom withdrew its draft decision following the serious doubts letter sent by the EC (opening the s.c. “Phase II” investigation) while, in November 2013, AGCom approved the cost model to set the glide path for fixed interconnection rates for the period from July 1, 2013 to December 1, 2015.

Regulated termination rates applied to all operators, but AGCom confirmed the asymmetrical termination tariffs applied in 2012 until June 30, 2013.

Moreover, the final document set the interconnection fees for both time division multiplexing (“TDM”) (or legacy network) and IP (Internet Protocol) interconnection. Under the technological neutrality principle, a single tariff applies, regardless of the level of interconnection on the TDM network.

The 2015 prices are entirely set on the basis of a pure BU-LRIC model considering a full IP network.

Interconnection rates for the periods indicated are set forth in the table below:

Interconnection rates (July 2013 – 2015) eurocents/min. (VAT not included)	From July 2013	From July 2014	From July 2015
TI and AltNets Termination	0.104	0.075	0.043
TI Call Origination	0.258	0.205	0.140
TI Transit	0.126	0.111	0.093

Following the EC’s comments on the aforesaid final decision, AGCom specified that if a new WACC value were to be adopted under the ongoing (third round) market analysis of markets 1, 4 and 5 of 2007 list (see above), regulated fixed interconnection rates would be modified accordingly.

Moreover, a new market analysis of the relevant markets would be launched “within the shortest delay possible”. The results of this new market analysis could modify the above mentioned measures if deemed necessary.

•	Wholesale mobile markets

In February 2009, AGCom confirmed that the wholesale market for access and call origination on mobile networks should not be subject to ex-ante regulation.

[3]

The market includes the single transit service involving only one switch and the transit service between two or more switches located in the same telephone district and the transit services provided jointly with the originating or terminating service.

Item 4. Information On The Telecom Italia Group	Regulation

With respect to the wholesale market for voice call termination on mobile networks (market 7 of 2007 Recommendation), in November 2011, AGCom published its final decision (decision 621/11/CONS) containing the glide path for the period July 1, 2012 to July 1, 2013, ending with symmetric rates for all mobile operators (0.98 €cents/min).

Mobile networks voice termination eurocents/min.	Glide path Decision 621/11/CONS
	From 7.1.2012	From 1.1.2013	From 7.1.2013
Termination on H3G network	3.5	1.7	0.98
Termination on Telecom Italia, Vodafone and Wind networks	2.5	1.5	0.98

AGCom’s final decision 621/11/CONS was appealed before the Administrative Court by Vodafone, Wind and Telecom Italia regarding the termination values and the provision which envisaged that H3G asymmetry should end as of July 1, 2013 against the EC termination Recommendation provisions. Also H3G filed an appeal against the Decision requiring the continuation of asymmetric prices. The Administrative Court order confirmed the end of rate asymmetry as of July 1, 2013.

H3G filed an appeal against the Decision no. 621/11/CONS before the Council of State. In January 2014, the Council of State ruled for the annulment of the Decision, thus restoring rate asymmetry in favor of H3G until January 1, 2014.

On May 28, 2014, AGCom issued a new Decision (no. 259/14/CONS) which not only provided for rate asymmetry for the second half of 2013 but also raised the H3G values for the first half of 2013. Consequently, the new H3G mobile termination fees for 2013 were set at 2.06 eurocent/min from January 1, 2013 and 1.34 eurocent/min from July 1, 2013.

Mobile networks voice termination eurocents/min.	Glide path Decision 259/14/CONS
	from 7.1.2012	from 1.1.2013	from 7.1.2013
Termination on H3G network	3.5	2.06	1.34
Termination on Telecom Italia, Vodafone and Wind networks	2.5	1.5	0.98

Telecom Italia and other operators filed appeals against this decision; in January 2015, all the appeals were rejected and the AGCom’s Decision confirmed.

On February 11, 2014, AGCom launched the 4th round of market analysis on mobile termination rates and on February 9, 2015, AGCom published the following public consultation focused on:

•	the confirmation of the end of the price asymmetry in favor of H3G, starting from January 2014;

•	the introduction of the same obligations applicable to the traditional mobile network operators (“MNOs”), including price control, for all Full Mobile Virtual Network Operators (“MVNOs”); and

•	the introduction of a moderate annual glide path, confirming the value of 0.98 €cent/min for 2014 for all operators (MNOs and Full MVNOs) and proposing the mobile termination rates as follows:

Voice termination rates on mobile networks (2014-2017)

eurocents/min.

From January 2014	From January 2015	From January 2016	From January 2017
0.98	0.96	0.94	0.92

International roaming

The roaming Regulation 531/2012 (the so called “Roaming III Regulation”) entered into force on July 1, 2012.

The Roaming III Regulation provides for the following measures applicable to roaming services within the EU (extended to European Economic Area countries):

1.	transparency measures such as info SMS to customers on the applied retail tariffs;

Item 4. Information On The Telecom Italia Group	Regulation

2.	the adoption of retail and wholesale price caps for voice, SMS and data services. The retail caps will remain in force until 2017 and the wholesale caps until the expiry of the new regulation in 2022;

3.

the unbundling/decoupling of the roaming services from the domestic services starting from July 2014 (decoupling solution). With the decoupling solution, the customer can buy roaming services separately from domestic services from an alternative roaming provider (MNO or MVNO/reseller);

4.	the obligation to provide wholesale roaming access to MNO/MVNO/resellers at regulated prices.

The price caps established under the Roaming III Regulation are:

at wholesale level:	ROAMING III
	July 1, 2012	July 1, 2013	July 1, 2014
Voice (Euro Cents/Min)	14	10	5
SMS (Euro cents/sms)	3	2	2
DATA (Euro Cents/MB)	25	15	5

at retail level:	ROAMING III
	July 1, 2012	July 1, 2013	July 1, 2014
Voice out (Euro Cents/Min)	29	24	19
Voice in (Euro Cents/Min)	8	7	5
SMS (Euro Cents/sms)	9	8	6
DATA (Euro Cents/MB)	70	45	20

In December 2012 the EC published the implementing regulation (EU n. 1203/2012) indicating Single International mobile subscriber identity (“IMSI”) (reselling of all roaming services) and Local Break Out (“LBO”) (direct access to roaming data service of the visited network) as the decoupling solutions to be implemented by MNOs.

The “Telecom Single Market Regulation” or “TSM Regulation”, among other things, proposes to make certain amendments to the Roaming III Regulation. In particular, the TSM Regulation proposes to reduce roaming charges to zero for retail incoming calls and to exempt those operators which offer roaming services at domestic rates within the EU from the obligation to implement the separate sale of roaming services. On April 3, 2014 the European Parliament approved, in its first reading, a set of amendments to the TSM Regulation proposal, including abolishing any roaming service surcharge on top of domestic service prices for a “fair use” consumption starting from December 15, 2015. This would result in charges billed to the user being the same for usage in any EU country as for usage in his or her home country. Following a BEREC analysis explaining that Parliament’s proposal to abolish international mobile roaming retail charges would not be economically sustainable, in January 2015 the Latvian presidency of the EU Council proposed to abolish the roaming surcharge only for a limited traffic quantity. In accordance with EU legislation procedure the TSM Regulation will be approved and will enter into force on the basis of a full agreement among the EC, the European Parliament and the EU Council. The negotiations to define the final test of the Regulation started in the second half of March 2015.

Quality of service: Measures to test the quality of the data service on fixed networks

AGCom Decision 244/08/CSP and its modifications, namely decision 151/12/CONS introduced the following obligations on quality measures:

•	ISP measurements: the measures of the access quality of the most common retail offers are made by an independent body, in the geographical areas of the main towns, for each ISP; and

•

End-user measurements: allows a user to measure his own fixed broadband line performances with dedicated software called Ne.Me.Sys. Each customer can formally certify the quality of his own fixed-line broadband access using this software and can compare the results with the advertised performances. These results could be used by customers to terminate the contract with the ISP without penalties or to claim QoS parameters levels to be restored. If the results are lower than those advertised, the user may submit a complaint to the provider which is obliged to improve the quality within 30 days. The user may terminate the contract without penalties if a second measure confirms the parameters.

Item 4. Information On The Telecom Italia Group	Regulation

Both measurement methods employ the same Network Measurement System, based on a software agent running on a standard Personal Computer.

Quality of service: Drive test campaigns to test the quality of the data service on mobile networks

•	Decision AGCom 154/12/CONS established that drive test campaigns must be carried out every six months in the main towns. From 2014, 40 towns are involved (the two largest towns of each region).

•

During the campaigns, the parameters that characterize the quality of the data service on 3G HSDPA mobile networks are measured: Throughput (FTP UL e HTTP DL); Duration (HTTP/HTTPS Browsing); Packet Delay; Packed Loss, Unsuccessful Data Transmission; Jitter.

•	From 2015 the video streaming services will also be tested.

•	To date, the results of the 2nd half 2013 Campaign are available whilst those of the 1st half 2014 Campaign are being processed.

•	In 2013/2014 the data services accessible with the “internet keys” have been the subject of measurement, while in 2015 the measurement will be made on the data services on smartphones.

•	Finally, from 2015 measurements will be extended to 4G networks.

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

The net cost of providing the USO is calculated as the difference between the company’s cost when it is subject to the obligation of providing the USO and the cost of the same operation should the obligation not exist. It is AGCom’s responsibility to verify the net cost of the USO.

In March 2008, AGCom published a decision which introduced a new method of calculating the net cost based on historical cost accounting (the previous was based on current cost accounting) in order to reduce the net cost for the provision of USO.

Such a calculation affected credits related to the Universal Service net cost for the years 2004, 2005 and 2006 which were re-calculated and submitted to AGCom under the new methodology. Telecom Italia and Vodafone appealed against this decision.

In September 2011, AGCom confirmed the amounts to be paid by Vodafone for the years 1999-2003. Vodafone filed new appeals against those decisions before the Council of State and before the Regional Administrative Court of Lazio.

With Decision 153/11/CIR, AGCom assessed the 2004 net cost for universal service. AGCom decided the applicability of the sharing mechanism and assessed the net cost for the year 2004 was 25.9 million euros. The contribution rate due by other operators (Vodafone, Wind and Fasteweb, Teletu Italia and BT) amounted to 8.7 million euros. Vodafone and Fastweb filed an appeal before the administrative regional court.

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

Item 4. Information On The Telecom Italia Group	Regulation

With Decision 46/13/CIR and Decision 100/14/CIR AGCom did not identify any contribution to be paid for the 2006 and 2007 net cost.

Net costs calculations for the years 2008, 2009, 2010, 2011 and 2012 were submitted by Telecom Italia to AGCom. The auditing of the 2008 and 2009 net costs were completed in March 2014, but AGCom has not yet taken a final decision.

In January 2015, the Administrative Court repealed AGCom’s Decision 01/08/CIR on Universal Service net cost calculation after an appeal filed by Telecom Italia. The AGCom’s Decision retroactively established the methodology to calculate the USO net cost for the years 2004-2007. AGCom could still appeal the Administrative Court‘s judgment before the Council of State.

Public Telephony

In April 2010 AGCom confirmed that the criteria regarding the distribution of public payphones in Italy was no longer consistent with current social needs and removed any “quantitative” obligations for Telecom Italia (obligation to provide a certain number of payphones). As a result, Telecom Italia was authorized to remove public payphones after a consultation with local municipalities and interested citizens. At the end of 2014 the total number of public payphones was about 79,000.

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

Changes in the regulation on cost accounting and accounting separation follow rules set out in periodical market analyses.

The weighted average cost of capital employed (WACC) was set by AGCom at 9.36% nominal pre-tax in December 2010 and confirmed in 2014 as for the 2013 accounting; Telecom Italia stated that this underestimated the cost and caused regulated service’s costs to be undervalued and asked for the decision to be reviewed.

The regulatory accounting report for the year 2012 was produced during 2013 and delivered to AGCom in November 2013. The audit was completed in 2015 by the auditor appointed by AGCom.

The regulatory accounting report for the year 2013 was produced during 2014 and delivered to AGCom in March 2015. The audit is about to start.

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

The regulatory accounting report for the year 2012 was produced during 2013 and delivered to AGCom at the end of 2013. The audit was completed in March 2015 by the auditor entitled by AGCom.

The regulatory accounting report for the year 2013 was produced during 2014 and delivered to AGCom in March 2015. The audit is about to start.

Item 4. Information On The Telecom Italia Group	Regulation

AGCom’s annual contribution fees

In January 2011, AGCom carried out an assessment of the compliance by Telecom Italia and all the other telecommunications companies in respect to their obligation to pay annual contribution fees to AGCom for the years 2006-2010.

On March 1, 2011, AGCom notified Telecom Italia that the Company had not fully paid its operating expenses due for the relevant periods, listing additional accounting items which, in its opinion, should have been included in the cost base used to calculate the fee.

Telecom Italia was therefore required by AGCom to pay an extra sum for the amounts not paid for the period 2006-2010. Telecom Italia appealed this decision before the Regional Administrative Court of Lazio which suspended the terms of the payment until the end of the proceeding.

For the following years, 2011-2013, the Authority raised the contribution share from 1.5 per thousand to 2.0 per thousand and Telecom Italia paid (under reserve) 24.2 million euros for the year 2011, 23.0 million euros for the year 2012 and 20.2 million euros for the year 2013 calculated consistently with the methodology used for the 2006-2010 period.

Moreover, Telecom Italia contested the 2011-2013 decisions before the Regional Administrative Court of Lazio in relation both to the increase in the level of the contribution and to the broadening of the accounting items to be considered in the cost base.

On July 18, 2013, the EU Court of Justice, upon a request for an opinion by the Regional Administrative Court of Lazio, published a judgment recalling the principle of Art. 12 of the Authorization Directive (Directive 2002/20/EC) which states that any administrative charges imposed on undertakings, providing a service or a network under the general authorization or to whom a right of use has been granted, shall cover only the administrative costs which will be incurred by the AGCom in the management, control and enforcement of the general authorization.

Moreover, there should be balance between the administrative costs imposed on undertakings and the total cost related to the above mentioned activities. The European Court of Justice also confirmed that any administrative charges imposed on the undertakings shall be objective, transparent and proportionate.

Where national regulatory authorities impose administrative charges, they must publish a yearly overview of their administrative costs and of the total amount of the charges collected. In the light of the difference between the total amount of the charges and the administrative costs, appropriate adjustments must be made.

On March 5, 2014 the Regional Administrative Court of Lazio, recalling the judgment of the EU Court of Justice and in response to Telecom Italia’s appeals, repealed the following decisions:

•

Decision 99/11/CONS, concerning the lack of payment by Telecom Italia of part of the AGCom contribution (equal to 26.6 million euros not paid by Telecom Italia for which there is a specific provision for liabilities and charges) for the period 2006-2010;

•

Decision 599/10/CONS, which established the base and the extent of the contribution to be paid for the year 2011 in which the contribution rate was raised from 1.5 per thousand (set for 2010) to 1.8 per thousand (the 2011 contribution of 24.2 million euros was calculated consistently with the appeal against Decision 99/11/CONS and was paid under reserve).

The above decision stated, among other things, the principle that administrative charges imposed on the undertakings should only finance costs related to activities exclusively related to ex ante regulation of the TLC sector and that there should be balance between the administrative costs imposed on undertakings and the total cost of the activities of ex-ante regulation.

AGCom filed an appeal against the aforementioned Regional Administrative Court of Lazio decision requesting its suspension; the appeal was rejected. In November 2014, a hearing before the Council of State was held and the final ruling was published on February 17, 2015. The Council of State confirmed the previous decision of the Lazio TAR and therefore, the resolution containing the request for the payment related to the period 2006-2010 was annulled.

Item 4. Information On The Telecom Italia Group	Regulation

On March 11, 2014, Decision 547/13/CONS on the payment of AGCom contribution for the year 2014 (calculated on the 2012 financial statement data) was issued.

Notwithstanding the judgment of the Administrative Court, the guidelines for the calculation and the base of payment of the 2014 contribution were changed with respect to those utilized in the previous years. In particular, the amount to be paid was set at 1.40 per thousand of the revenues from sales and services as recorded on the 2012 income statement, including revenues from the sale of equipment and terminals and paid to third party operators. On April 30, 2014, Telecom Italia paid (under reserve) 14.0 million euros, calculated on a revenues basis consistent with the TAR decision, applying the AGCom rate of 1.40 per thousand.

In line with the Regional Administrative Court of Lazio sentence and with the EU Authorization Directive, on November 21, 2014, the Authority published its first report on the 2013 overview of the administrative costs and of the total amount of the collected charges (“2013 Annual Report”) focused on the electronic communications sector. The report highlights that:

a)	the expenses incurred by AGCom for activities attributable to the electronic communications sector amounted to around €40 million (56% of the total AGCom expenditure); and

b)	the Authority “collected” from operators of the electronic communications sector amounts that are approximately €4.5 million higher than the costs incurred by AGCom in the same period.

On March 5, 2015, Decision 567/14/CONS on the payment of the AGCom contribution for the year 2015 (calculated on the 2013 financial statement data) was issued. Notwithstanding the judgment of the Administrative Court and the following judgment of the Council of State, the NRA confirmed the use of the financial reporting as payment base and set the contribution rate at 1.15 per thousand, different from the rate of 2 per thousand applied to other markets under AGCom’s supervision (e.g. media and publishing). Furthermore, the deadline for the payment was brought forward to April 1, 2015. On that date Telecom Italia paid, with reservations, 6.5 million euros for the 2015 AGCom contribution. This value was obtained using the rate of 1.15 per thousand and a payment base calculated in accordance with the aforementioned Council of State ruling of February 17, 2015.

Broadband and digital divide

Over the last few years, the Government has introduced several measures aimed at fostering the development of fixed and mobile broadband through simplified procedures to build the relevant networks.

In this regard, of particular relevance are the laws introducing:

•	a light authorization procedure for the deployment of broadband mobile equipment; and

•	simplified rules for innovative digging techniques (mini-trenches) for the deployment of optical fiber equipment.

In 2010 the simplification process also affected the authorization procedure for the deployment of electronic communication equipment in “protected areas”. Since half of the Italian territory is subject to specific environmental requirement (the “protected areas”), the provisions aiming at accelerating the authorizations are important levers for the growth of broadband over the country.

Since 2011 new laws have been implemented to streamline the administrative procedures for the installation of small and low electromagnetic emission mobile equipment. The deployment of mobile equipment falling within the allowed emission limits is actually exempted from the “Commencement Notice” requirement (“SCIA”—Segnalazione di Inizio Attività) provided for other mobile equipment by the Electronic Communications Code (SCIA is the simplified notification form for the local authority, to be made at the beginning of the works).

Further important measures to promote the development of fixed and mobile networks were introduced by art. 14 of the Decree Law. 179/2012 (“Further urgent measures for the economic development of the Country”) enacted by Law 221/2012. In particular, regarding the deployment of optical fiber and cables networks, the measures provide for:

•	reducing the length of the administrative procedure for the authorizations to dig through the introduction of the tacit approval;

•	modifying the rules of the road (“Codice della Strada”) by introducing the use of techniques aimed at limiting environmental impact (through reduction of the depth of excavations); and

Item 4. Information On The Telecom Italia Group	Regulation

•	granting a right of access for telecommunication operators to the common parts of buildings to allow the installation of optical fiber.

Art. 14 also modifies the criteria to measure the electromagnetic field allowing a higher flexibility for the installation of radio mobile equipment.

The implementation of these criteria is subject to the adoption of guidelines (s.c. “Linee Guida”). As of today, the guidelines have been published only partially, thus limiting the scope of the legal reform.

The new law simplifies the administrative procedures of the Law n. 211/11, providing for the possibility to install mobile equipment with power up to 10 Watts by submitting to the Local Authority and to the Regional Agency for the Environment only a self-certification.

The Law December 27, 2013, no. 147 (s.c.“Legge di stabilità”) further simplifies the installation of mobile equipment. Equipment respecting the specific limits (uplink of no more than 100 mW emission power and downlink of no more than 5 W emission power and with an occupancy volume of 20 liters) do not require any administrative authorization from the Local Authority or the Regional Health Agencies.

The Decree Law “Piano destinazione Italia” enacted by law February 21, 2014, no. 9, provides for a system of public free grants for the SMEs, through vouchers of €10,000 (for a total budget of €100 million) to be used to buy software and hardware, to develop e-commerce solutions, for BB and UBB connections, for professional training, and for satellite based Internet connections.

Moreover, the law provides also for tax rebates (up to €20,000 individually, with a total budget of €50 million), for ultra-broadband mobile or fixed connections with speed higher than 30 Mbps.

The decree law September 12, 2014, no. 133, provides for further measures aimed at developing both mobile and fixed ultra-broadband infrastructures. More in detail the law establishes:

•

rebates on the regional taxes for amounts up to the 50% of the investment costs sustained to install ultra-broadband access networks in “white areas” (areas where it is not economically convenient for a private company to install networks);

•	further simplification of the authorization procedure to install mobile equipment with specific technical and dimensional characteristics;

•	possibility for the local Authorities to exempt the network operators from the payment of the local taxes for the use of public grounds;

•	in-building works considered as primary urbanization works;

•	creation of an infrastructure information system;

•	right for the Operators to install aerial fiber optic networks;

•	obligation to install digital infrastructure in new or refurbished buildings;

•	use of the financial resource for the “ultra-broadband strategic plan” from the Ministry of Economic Development budget.

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

Item 4. Information On The Telecom Italia Group	Regulation

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

Prior consent of the “data subject” is needed to process personal data, except in specific cases (i.e. obligations imposed by law or by a contract with the data subject). Furthermore, the data subject has the right to access his/her personal data and to obtain information on the purposes and methods of the processing.

Italy’s Privacy Provisions Related to Specific Processing Operations in the Electronic Communications Sector

Italian communication service providers (“CSPs”) must comply with strict specific obligations that apply only to the electronic communication sector, which are provided by a specific section of the Privacy Code that transposes the relevant EU Directives.

Notably, with respect to data retention, CSPs are allowed to retain traffic data for a six-month period in order to deal with disputes over billing and subscriber services. CSPs are also required to retain telephone and electronic communications traffic data for the purpose of detecting and preventing crimes. Currently, data retention terms for crime prevention and prosecution are: 24 months for telephony traffic (fixed and mobile); 12 months for electronic communications traffic; and 30 days for unsuccessful call attempts.

Traffic data must be kept and controlled in compliance with general provisions issued by the Italian Data Protection Authority (“Garante per la protezione dei dati personali”), which requires CSPs to adopt strict security measures.

Moreover, customer profiling in the electronic communications sector is regulated by the Italian Data Protection Authority. CSPs must obtain the consent of the data subject for profiling based on individual and detailed personal data, while prior approval of the Italian Data Protection Authority is needed to process aggregated personal data without the data subject’s consent.

Concerning direct marketing activities, the general rule is the “opt-in system”. Nevertheless the Privacy Code also allows the processing of personal data obtained from directories of subscribers, in order to carry out operator-assisted telephone calls for commercial purposes. Such processing is possible in respect of any entities (i.e. subscriber) that have not exercised their right to object by having the respective telephone numbers entered in a public “opt-out register”, which came into force on February 1, 2011.

Finally, CSPs must adopt technical and organizational measures that are adequate in the light of the existing risk, in order to safeguard the security of their services and to take measures when breaches of personal data occur. Such measures must protect personal data against the risk of their accidental or unlawful destruction or loss and of unauthorized access to the data or of processing operations that are either unlawful or inconsistent with the purposes for which the data have been collected.

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

Item 4. Information On The Telecom Italia Group	Regulation

Recent amendments

On May 8, 2014 the Data Protection Authority adopted a general provision relating to “Simplified Arrangements to Provide Information and Obtain Consent Regarding Cookies”, that envisages that by June 2, 2015 the concerned entities must be compliant with the simplified arrangements , pursuant to Article 122 of the Privacy Code.

Article 122 of the Privacy Code sets out that storing information, or accessing information already stored in the terminal equipment of subscriber/user (i.e. by cookies or similar tools such as web beacons, web bugs, clear GIFs or others), shall only be permitted on condition that the subscriber/user has given his prior consent after being informed by simplified arrangements.

Subscriber/users’ prior consent is not necessary to install the “technical cookies”, which are those used exclusively with a view to “carrying out the transmission of a communication on an electronic communications network, or insofar as this is strictly necessary to the provider of an information society service that has been explicitly requested by the contracting party or user to provide the said service”.

4.3.3    ANTITRUST IN ITALY

Legislation on competition

Telecom Italia is subject to Italian competition law, and namely the Law of October 10, 1990 no. 287 (“Provisions aiming at protecting competition and the market”) which set up the AGCM, or “Antitrust Authority”.

The Antitrust Authority is responsible for:

(i)	applying Law 287/1990 and supervising: (a) restrictive agreements; (b) abuses of a dominant position; and (c) concentrations of enterprises;

(ii)	applying, whenever the necessary conditions are met, the relevant EU provisions (i.e., Articles 101 and 102 of the Treaty on the Functioning of the European Union);

(iii)	applying Legislative Decree September 6, 2005 n. 206 concerning unfair commercial practices; and,

(iv)	monitoring conflicts of interest in the case of individuals holding government positions.

In addition, the Antitrust Authority may:

(i)	adopt interim measures; and

(ii)	enforce commitments binding upon the proposing parties in order to dispel identified anticompetitive concerns closing the investigation without any finding of a violation.

Antitrust Proceedings

During 2014 two antitrust proceedings continued against Telecom Italia before AGCM:

•	Proceeding “I 757” started in September 2012 and closed in December 2014, without any fine;

•	Proceeding “I 761” started in March 2013 and is still ongoing. The end of this proceeding is expected by July 2015.

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

Furthermore, the EC Treaty provides that in some circumstances, government interventions are necessary for a well-functioning and equitable economy, stating some exceptions and sector specific rules. The “Guidelines for the application of State aid rules in relation to rapid development of broadband networks” establish that public funding of broadband projects is not considered state aid if one of three exemptions are used:

•	the public authority invests under the same conditions that would be applied to a private investor (Market Economy Investor Principle—“MEIP”);

•	the public contribution is limited to the compensation of the provision of a service of general economic interest (Services of General Economic Interest principle—“SGEI”);

•

it meets certain conditions (promoting the economic development of underdeveloped areas, promoting the execution of an important project of common European interest or to remedy a serious disturbance in the economy of a Member State, facilitating the development of certain activities or areas, promoting culture and heritage conservation).

The EC is empowered by the Treaty to apply these prohibition rules and holds a number of investigative powers to that end (e.g. inspection at business and non-business premises, written requests for information, etc.). It may also impose fines on undertakings which infringe the EU antitrust rules. The main rules on procedures are set out in Council Regulation (EC) 1/2003.

Since May 1, 2004 all National Competition Authorities have also been empowered to fully apply EU Antitrust rules (i.e. Articles 101 and 102 of the TFEU) in order to ensure that competition is not distorted or restricted. National courts may also apply these provisions in order to protect the individual rights conferred on citizens by the Treaty. State aids rules, on the contrary, can only be applied by the EC.

As part of the overall enforcement of EU competition law, the EC has also developed and implemented a policy on the application of EU competition law to actions for damages before national courts. It also cooperates with national courts in order to ensure the coherent application of the EU competition rules within the Member States.

Main Antitrust proceedings before the European Commission

In February 2011, Telecom Italia and the Autonomous Province of Trento (“PAT”) signed a Memorandum of Understanding (“MoU”) to establish a Public-Private Partnership for NGAN (fiber optics) deployment in the Trentino region (around 150,000 households).

The Public-Private Partnership was based on a market-driven approach (no state aid) and intended to allow a shorter time to deployment for the Trentino region, an area where only one broadband network operator is present. The project included the participation of PAT, Telecom Italia and other industrial partners.

Under the MoU a newly established corporation (“Newco”—the “Trentino NGN Joint Venture”) was to deploy a fiber network (dark fiber) based on a FTTH 3-GPON (Gigabit capable Passive Optical Network) architecture and sell accesses to any Telco/ISP operator based on equivalence principles.

Telecom Italia was to confer network assets useful for NGAN deployment and have the possibility to acquire a majority stake or 100% stake of Newco by exercising a call option awarded to it by a shareholders’ agreement that governs the public-private partnership.

On July 25, 2012, the EC opened an investigation aiming at assessing compliance of the Trentino NGN Joint Venture with European rules on State aid.

Item 4. Information On The Telecom Italia Group	Regulation

In February 2014, PAT officially announced its exit from the capital of Trentino NGN, the public-private company in which Telecom Italia held a shareholding of 41.07%. The decision was made considering the extended period of waiting and inactivity following the investigation of the EC which started in July 2012.

On May 26, 2014, the EC decided that following the withdrawal of PAT from the Trentino NGN project, the proceedings no longer had a dispute to be resolved and the procedure was closed.

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

With regard to the operational activity of TIM Brasil, ANATEL developed regulations for mobile communication services (“SMP”—Personal Mobile Services), fixed communications services (“STFC”) and data transmission and multimedia services (“SCM”).

In 2010 virtual mobile operators were allowed to enter the market upon commercial agreements with the established operators.

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

Item 4. Information On The Telecom Italia Group	Regulation

The authorizations for fixed and mobile services give the Telecom Italia Group (which operates under the brand name TIM Brasil) coverage of the entire country of Brazil allowing it to provide fixed, mobile, long distance and multimedia services.

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

Until 2016, the interconnection charges for fixed network (“TU-RL”) amount to a percentage of retail prices for the incumbent operators. Alternative operators (including TIM) can apply asymmetrical interconnection rates exceeding up to 20% the one applied by the incumbents. From 2016, the fixed interconnection rates will follow a cost oriented approach.

In May 2012, ANATEL approved a new regulation which, from January 2014, requires the application of the “Bill and Keep” system for local fixed termination rates, i.e., operators will take rights of tariffs generated on their networks, and no interconnection remuneration will be owed for local calls between two different networks.

The values of mobile interconnection rates (“VU-M”) are freely negotiated by operators. The National Regulatory Authority has, however, arbitration power in case of disagreement and it can determine a reference value according to criterion set up by regulation. From January 2013, the reference values set by ANATEL comply with a “glide path” which would lead to cost orientated values starting from 2016.

Interconnection agreements are subject to prior approval by ANATEL.

•	General Competition Plan (“PGMC”)

In November 2012, ANATEL published the General Competition Target Plan (PGMC), introducing tools for market analysis, for the identification of operators with market power and for the consequent imposition of ex-ante obligations.

The approval of the PGMC represents a milestone in the development of Brazilian regulation, which is gradually evolving towards a model based on market analysis and the application of ex ante regulatory obligations for SMP operators.

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

The most important measure imposed in the fixed access market is the further opening of wholesale fixed networks through the introduction of access obligations on copper networks (e.g., Leased Lines, bitstream unbundling) for the vertically integrated, fixed operators having SMP: Oi, Telefónica and Telmex.

Item 4. Information On The Telecom Italia Group	Regulation

TIM Brasil was identified as having SMP in the wholesale markets of mobile termination, national roaming and the access to ducts and trenches. The measures applied to an SMP operator in those markets include:

•	a glide path on mobile termination rates for the 2013-2015 period, based on a price cap system, with a decrease of almost 50% in the next three years;

•	the obligation to offer the service of national roaming to operators not having SMP: regional licensed CTBC and Sercomtel and national licensed Nextel;

•	the obligation to offer the access to own ducts and trenches.

Main regulatory developments

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

In July 2014, ANATEL published the final decision regarding the costing models to set the wholesale reference values for the fixed and mobile access and interconnection services, as well as the maximum values for the Leased Lines (EILD—Industrial Exploitation of the Dedicated Line).

Anatel established that the fixed network usage charges (TU-RL) and mobile network reference values (VU-M) will be cost oriented starting from 2016 to reach the efficient cost level in 2019. For EILD, the efficient cost level must be reached in 2020.

•	Mobile interconnection rate glide path

In November 2012, TIM Brasil (as well as certain other mobile operators) was identified by ANATEL as having Significant Market Power (SMP) in the wholesale mobile termination markets. The remedies applied to SMP mobile operators include a glide path on mobile termination rate (called VU-M, “Value to Use the Mobile network”), based on a price cap system with a decrease of almost 50% from 2013 to 2015; current termination charge is 0.17 R$/min (~0.07 €/min).

In July 2014, ANATEL published the final decision regarding the costing model and the reference values of the mobile termination rates that will apply from 2016 to 2019 for the operators with SMP. Following the “glide path” in the decision, the reference value of the MTR will be reduced by 40% in 2016 to R$0.10/min (~€0.034/min) and 45% in the following years: R$0.06/min (~€0.019/min) in 2017; R$0.03/min (~€0.01/min) in 2018; R$0.02/min (~€0.006/min) in 2019.

Between operators with SMP a “full billing” scheme is applied (i.e. each operator charges the total amount of the traffic terminated on its network). Conversely, between SMP and non SMP operators, an asymmetric scheme applies (so called “partial bill&keep”): each operator only pays the portion of the terminated traffic on the other network that exceeds a threshold percentage determined by the regulator with respect of the total traffic exchanged at the interconnection. Until February 2015, this threshold was set at 80% (i.e., a “non SMP” operator pays only if the terminated traffic on the “SMP” operator network is more than 80% of the total traffic exchanged at the interconnection).

According to the previous rules, by February 2015, the “partial bill & keep” threshold between SMP and non SMP operators would have decreased to 60% and from February 2016 the “full billing” scheme would have been adopted. To harmonize the evolution of the values of mobile interconnection with the introduction of cost-

Item 4. Information On The Telecom Italia Group	Regulation

oriented values, in February 2015 the regulatory authority (ANATEL) postponed to 2019 the introduction of the “full billing” scheme in the interconnection between operators with market power and without market power, with a progressive decrease of the mentioned threshold over the next years.

•	New allocation of the 700 MHz band

The auction for the allocation of the 700MHz band (698-806 MHz), for the provision of the fourth generation mobile services and high speed internet was held in September 2014.

TIM Brasil, Claro (Telmex group) and Vivo (Telefonica group) were granted three of the four auctioned national blocks of 10 + 10 MHz; the fourth block remained unsold as the fourth national operator Oi did not participate to the bid. TIM Brasil paid 1,947 million reais.

The frequencies will be available, in every Brazilian town, only a year after the complete “switch-off” of analogue television channels operating in the band and the transition to the digital TV whose channels will be allocated in the lower bands. The analogue TV “switch-off” is planned to be carried out from November 2015 to November 2018.

In the States of São Paulo and Rio de Janeiro, the frequencies will be available at the end of 2018, after the complete switch-off of analogue television in their respective states.

Bid winners are required to cover the costs of the implementing measures to overcome any spectrum interference and the expenses resulting from the reallocation of Digital TV channels. The amount of these costs for each national operator is about 297 million euros.

4.3.6    MAIN REGULATORY DEVELOPMENTS IN ARGENTINA

In November 2014 a 3G and 4G auction was held. The four prequalified major operators participated. On December 17, 2014, Telecom Personal made the payment of the bid amounts corresponding to the awarded frequency bands. In the case of Lot 8, the payment was made on account of the single and total price offered for the referred Lot which amounted to US$ 602 million.

On December 2014 a new information technology and communication law (number 27,078 also known as “Argentina digital”) was approved.

According to the new law:

•	Telecommunication operators can also provide audiovisual communication services.

•	The broadcasting licensees can enter the wholesale and retail telecommunication market.

•	An open network provision framework will be applied and interconnection prices will be regulated.

•	New asymmetric regulation would be implemented in case of significant market power operators.

•	A new regulation Authority is going to be established.

•	Net neutrality principles are applied.

•	A minimum speed of transmission will be imposed.

4.3.7    BROADCASTING REGULATORY FRAMEWORK IN ITALY

Consolidated Act on Broadcasting

Broadcasting in Italy is mainly regulated by the Legislative Decree July 31, 2005 n. 177 and its subsequent modifications. It defines the general principles for the provision of audiovisual media services and the rules to be followed by:

•	Content providers for both linear and on demand contents;

•	Service providers for interactive services, conditional access (including pay-per-view) and electronic programs guide;

Item 4. Information On The Telecom Italia Group	Regulation

•	Network operators.

Following the sale of La7 S.r.l. and MTV Italia S.r.l., the Group operates as a national network operator (Persidera S.p.A the former Telecom Italia Media Broadcasting S.r.l.).

On June 30, 2014, following the business combination with Rete A S.p.A., Telecom Italia Media Broadcasting S.r.l. changed its name to Persidera S.p.A.

Persidera is a “pure” national network operator, not integrated with any content provider. It offers digital terrestrial capacity through five national terrestrial networks (5 MUXes) hosting more than 40 independent TV channels.

Persidera is also subjected to the rules of the new Electronic Communications Code (Legislative Decree no. 70/12 amending Decree 259/03).

The new Electronic Communications Code provides for the application of the principle of neutrality either technological and services for all frequencies used for networks and electronic communications services and assigned after June 30, 2012, with restrictions related to the promotion of cultural and linguistic diversity and media pluralism.

Regarding the resources allocated before June 30, 2012, such as those assigned to Persidera, AGCom and the Ministry of Economic Development (“MISE”) may allow holders of these rights to present, within May 25, 2016, a request for a review of the restrictions to their rights not expiring within the following five years.

Broadcasting frequencies

In response to the EU infringement procedure 2005/5086, in 2008 the Government approved the Law no. 101/08, replacing the special licensing regime for digital terrestrial network operators with an authorization regime compliant with EU Directives.

Following these modifications, all network operators’ licenses were converted into general authorizations with a 20-year duration.

The EC approved the changes introduced by Law 101/08, but asked for more spectrum resources to be assigned to new entrants (the “digital dividend”). In response to these further requests, AGCOM resolution 181/09/CONS set up the criteria for the complete digital conversion of the terrestrial television networks (switch-off).

In this conversion, Telecom Italia Media Group was assimilated to RAI and Mediaset, and TIMB was wrongly assigned only 3 out of the 4 networks managed by the Group before the switch-off, even if all other network operators were assigned networks on a “one-to-one” basis. On June 28, 2012, MISE formally assigned to TIMB the digital rights for 3 MUXes for national broadcasting with the duration of twenty years (December 2032).

Following such conversion, TIMB set up a lengthy litigation and appealed against this decision. The Regional Administrative Court of Lazio rejected the appeal and the TIMB appealed before the Council of State. The decision is still pending.

AGCom resolution 351/13/CONS and subsequent modifications established the National Assignment Plan for Broadcasting Frequencies (“PNAF”—Piano Nazionale di Assegnazione delle Frequenze) which identifies 22 national terrestrial networks with 80% coverage of the national territory.

Three MUXes out of 22 should have been assigned on the basis of an economic bidding procedure, for a period of 20 years. The auction was held in June 2014, and Cairo won 1 MUX for €31,626,000. Rai, Mediaset and Persidera were not entitled to participate in this bid.

Following Law no. 190/2014 “Legge di stabilità 2015”, all frequencies not assigned to national networks operators (i.e. the ones left out in the digital dividend bid) shall be assigned to local broadcasters via a beauty contest procedure. Local networks operators will be favored in the beauty contest, but also the national networks operators are allowed to participate.

Item 4. Information On The Telecom Italia Group	Regulation

Frequency rights fees

Following Law 44/12, AGCom identified the criteria for the definition of frequency rights fees (Decision 494/14/CONS). Persidera contested such criteria, since they produce values that exceed more than 15% of the revenue of the overall market of digital terrestrial capacity and at the same time they favor RAI and Mediaset as vertical integrated network operators.

At the same time, such criteria cannot guarantee the same revenues, requested by Law 44/12, previously guaranteed by the concession fees. Considering frequency rights fees strictly related to infringement procedure 2005/5086, the EC requested to take into consideration the difference between vertical integrated incumbents and the other network operators and the compliance with the principles of proportionality, reasonability and non-discrimination.

MISE approved a decree (published in the Official Journal on January 19, 2015) establishing the payment of 40% of the amount paid in 2013 by network operators, as a deposit for the year 2014, pending the revision of all contribution regimes for network operators and content providers.

Item 4. Information On The Telecom Italia Group	Transactions With U.S. Sanctioned Countries

4.4    TRANSACTIONS WITH U.S. SANCTIONED COUNTRIES

In accordance with our Code of Ethics and Conduct, we seek to comply with all applicable international trade laws including applicable sanctions and embargoes.

Activities relating to Cuba, Iran, Sudan and Syria (collectively the “Designated Countries”)

The only activities we have that, to our knowledge, relate in any way to the Designated Countries are:

(i)	Roaming Agreements with local mobile phone operators:

•	EtecSA, in Cuba;

•	Taliya, KFZO—TKC, Irancell (MTN) and Mobile Company of Iran (MCI) in Iran;

•	ZAIN SD and Areeba, in Sudan; and

•	MTN Syria and Syriatel Mobile Telecom SA (“Syriatel”), in Syria.

(ii)

International Carrier Agreements for the delivery of voice and data traffic from such countries to our networks and from our networks to such countries including in connection with our roaming agreements. To this end, our subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”)—directly and through its subsidiaries—has agreements with EtecSA in Cuba; Telecommunication Company of Iran in Iran; Sudan TLC, ZAIN Sudan and Canartel in Sudan; and Syrian TLC in Syria.

In addition TI Sparkle has an agency agreement with Cypress Corporation DFZCO (a company incorporated in the “free zone” of the Dubai airport) that promotes the use of voice services towards Syrian Telecom Establishment (STE), a company reportedly affiliated with the government of Syria. The agreement provides that we pay this agent based on a fee that is a percentage of revenues we earn.

In addition, also Telecom Italia S.p.A. has entered into certain agreements (of a small amount) for the provision of TLC services (marine radio traffic) with Telecommunication Company of Iran and Islamic Republic of Iran Shipping Lines.

(iii)	Commercial Sale and Other Agreements.

In quantitative terms, the impacts of all such agreements (roaming, international carrier, commercial sale and other) on the Telecom Italia Group consolidated financial statement line items are as follows:

Year ended December 31, 2014(*)
(thousands of euros)
Revenues	9,425
Expenses	54,148
Receivables	16,374
Payables	28,306

(*)

Data includes relevant information for Sofora—Telecom Argentina group. Please note that, starting from the last quarter of 2013, Sofora—Telecom Argentina group has been classified as discontinued operation and is no longer fully consolidated.

Roaming Agreements

We operate one of the largest mobile networks in Italy. Through our foreign subsidiaries, we also have large mobile operations in Brazil (Tim Participações S.A. through its subsidiary TIM Celular S.A.), Argentina and Paraguay (Telecom Argentina S.A. through its subsidiaries Telecom Personal S.A. and Núcleo S.A., respectively). Through roaming agreements a mobile subscriber is able to use his or her mobile phone on a network different from such mobile subscriber’s home network. The following is the definition of roaming:

Roaming: A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

Like all major mobile networks, in response to competition and customer demands, Telecom Italia, Tim Participações group and Telecom Argentina group have entered into roaming agreements with many foreign mobile networks, so as to allow their customers to make and receive calls when travelling abroad.

Item 4. Information On The Telecom Italia Group	Transactions With U.S. Sanctioned Countries

Roaming agreements are, including those relating to the Designated Countries, on standard terms and conditions. In fact, entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are, generally, reciprocal. Pursuant to a roaming agreement our mobile customers may, when they are in a foreign country covered by the network (the “Foreign Network”) of an operator with which we have a roaming agreement, make and receive calls on their mobile using such operator’s network. Likewise, when a customer of such Foreign Network is in Italy (or Brazil or Argentina or Paraguay), such customer may make and receive calls using our networks or the networks of other mobile operators in Italy (or Brazil or Argentina or Paraguay) if this foreign Network has an International Roaming Agreement with other Italian (or Brazilian or Argentine or Paraguayan) Operators.

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

The purpose of all of these roaming agreements is to provide our customers with coverage in areas where we do not own networks. In order to remain competitive and maintain such coverage, we intend to continue maintaining these agreements.

In 2014, our total revenues from roaming agreements with networks of the Designated Countries are detailed as follows:

Year ended December 31, 2014
(thousands of euros)
Cuba	24
Iran	360
Sudan	20
Syria	13

Total revenues from roaming agreements	417

In 2014, our total charges from roaming agreements with networks of the Designated Countries are detailed as follows:

Year ended December 31, 2014
(thousands of euros)
Cuba	4,364
Iran	305
Sudan	48
Syria	6

Total charges from roaming agreements	4,723

As of December 31, 2014, our total receivables from roaming agreements with networks of the Designated Countries are detailed as follows:

As of December 31, 2014
(thousands of euros)
Cuba(1)	(12)
Iran	437
Sudan	109
Syria	215

Total receivables from roaming agreements	749

(1)	The negative balance derives from the issuance of some credit notes.

Item 4. Information On The Telecom Italia Group	Transactions With U.S. Sanctioned Countries

As of December 31, 2014, our total payables from roaming agreements with networks of the Designated Countries are detailed as follows:

As of December 31, 2014
(thousands of euros)
Cuba	437
Iran	1,303
Sudan	181
Syria	103

Total payables from roaming agreements	2,024

The amounts of revenues, charges, receivables and payables are de minimis when compared to our consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

International Carrier Agreements with the Designated Countries

As a rule in the modern telecommunication business, when traffic from a specific network is placed with, or transported through, our networks, we receive a fee from the incoming network. Likewise, when traffic coming from one of our networks is placed with, or transported through, another network, we owe a fee to such network.

The purpose of these agreements is to allow the uninterrupted exchange of international traffic. Consequently, we intend to continue maintaining these agreements.

In 2014, our total revenues from traffic from networks located in the Designated Countries to our networks are detailed as follows:

Year ended December 31, 2014
(thousands of euros)
Cuba	3,882
Iran	4
Sudan	4,566
Syria	40

Total revenues from traffic	8,492

In 2014, our total charges from traffic to networks in the Designated Countries from our networks are detailed as follows:

Year ended December 31, 2014
(thousands of euros)
Cuba	41,700
Iran	56
Sudan	5,856
Syria	1,813

Total charges from traffic	49,425

As of December 31, 2014, our total receivables from traffic from networks located in the Designated Countries to our networks are detailed as follows:

As of December 31, 2014
(thousands of euros)
Cuba	677
Iran	3,434
Sudan	9,364
Syria	410

Total receivables from traffic	13,885

Item 4. Information On The Telecom Italia Group	Transactions With U.S. Sanctioned Countries

As of December 31, 2014, our total payables from traffic to networks in the Designated Countries from our networks are detailed as follows:

As of December 31, 2014
(thousands of euros)
Cuba	4,121
Iran	237
Sudan	9,368
Syria	12,556

Total payables from traffic	26,282

Such amounts of revenues, charges, receivables and payables are de minimis with respect to our consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

Commercial Sale and Other Agreements

TI Sparkle provides institutional access to Internet by means of Seabone IP ports and data transmission capacity through international cable systems to Syria and Sudan.

Olivetti group has receivables referring to 2011 that are not yet collected, totaling 31 thousand euros which comprised only copying systems, specialized printers for bank tellers and related supply materials and spare parts. Since then, there have been no further sales.

Furthermore, Telecom Italia S.p.A. provides to Cuba technical advice for the implementation of IP Multimedia Subsystem services on mobile platform.

In 2014, our total revenues from Commercial Sale and Other Agreements with the Designated Countries are detailed as follows:

Year ended December 31, 2014
(thousands of euros)
Cuba	48
Iran	—
Sudan	45
Syria	423

Total revenues from commercial sale and other agreements	516

As of December 31, 2014, our total receivables from Commercial Sale and Other Agreements with the Designated Countries are detailed as follows:

As of December 31, 2014
(thousands of euros)
Cuba	48
Iran	502
Sudan	138
Syria	1,052

Total receivables from commercial sale and other agreements	1,740

* * *

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRSHRA)

Other than the disclosure above on activities related to the Designated Countries, to our knowledge, none of our sales of products and services are required to be disclosed pursuant to ITRSHRA Section 219.

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

4G (fourth-generation Mobile System).    Fourth-generation mobile telecommunications technology, succeeding 3G and preceding 5G. A 4G system, in addition to the usual voice and other services of 3G, provides mobile broadband Internet access, for example to laptops with wireless modems, to smartphones, and to other mobile devices. Potential and current applications include amended mobile web access, IP telephony, gaming services, high-definition mobile TV, video conferencing, 3D television, and cloud computing.

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

Alt Nets (Alternative Network Operators). The same as ANOs.

Analog.    A transmission which is not digital, e.g., the representation of voice, video or other not in digital form.

ANOs (Alternative Network Operators).    Companies other than the incumbent operator which operate telecommunications systems in a national market.

ATM.    Asynchronous Transfer Mode is a networking technology that transfers data in packets or cells of a fixed size.

Backbone.    Portion of telecommunication network with the highest traffic intensity and from which the connections for services in the local areas depart.

Bit-stream access.    A service where an operator installs a high-speed data link between the core network and the customer’s premises (e.g., by installing ADSL equipment in the local access network) and then makes this access link available to third parties, to enable them to provide high-speed data services to customers.

Bottom-up. The bottom-up approach develops a cost accounting model beginning with the expected demand in terms of subscribers and traffic. It then assesses the network design and related costs based on the network engineering model.

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

CCA.    In a current cost accounting (CCA) approach, the operator’s asset base is annualized based on the gross replacement cost of the assets. CCA belongs to the family of constant annualization methodologies where the depreciation share is stable and the cost of capital share decreases over time, resulting in decreasing annuities. Nevertheless, unlike historical cost accounting, in current cost annualization methods the amortization is adjusted according to variations in the price of the assets being considered due to technical progress and general variations in price (inflation).

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

Ethernet:    Family of computer networking technologies for local area networks (LANs) and metropolitan area networks (MANs).

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

FWA (Fixed Wireless Access).    FWA is a variant of wireless broadband, where a radio link is used instead of cable or fiber for the transmission of voice and data.

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

Jitter.    The deviation from true periodicity of a presumed periodic signal in electronics and telecommunications, often in relation to a reference clock source.

LAN (Local Area Network).    A private network that covers a local geographic area and provides public telecommunications services as well as interconnection between personal computers.

Item 4. Information On The Telecom Italia Group	Glossary of Selected Telecommunications Terms

LLU (Local Loop Unbundling).    Is the service offered by the incumbent to the alternative operator which consists of the rental of the local loop i.e. the wire connection between the local exchange and the customer’s premises.

Local Loop.    Copper wire-couple, through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called “last mile”.

LRIC (Long run incremental cost).    Long run incremental cost is the cost of producing a specific additional increment of a given service in the long run (the period over which all costs are variable) assuming at least one other increment is produced. It includes all the directly assignable variable economic costs of a specific increment of service, which is usually less than the whole service.

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

Naked DSL.    Naked DSL is a digital subscriber line without an analogue or ISDN telephony service.

Network.    An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fibre optic or metallic cable or point to point radio connections.

Network cap. See Price cap.

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

N-play offering. Offerings to customers which bundle two or more of the following services: fixed voice, fixed broadband/fiber, video, mobile.

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

Price-cap or network cap. Under price-cap, the regulator sets a cap on the price that the regulated operator may charge for a given service or for a basket of services. The cap may be set based on a top-down or on a bottom-up approach and may evolve according to several economic factors. The basic formula employed to set price caps is CPI—X, where the expected efficiency savings X are subtracted from the rate of inflation, measured by the Consumer Price Index. This price control methodology is intended to provide incentives for efficiency savings, as any savings above the predicted rate X can be kept by the operator and passed on to shareholders. In Europe, price-caps are generally reviewed every three years, corresponding to the length of validity of market analysis.

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

Shared Access.    Shared access to the local loop means the provision to a beneficiary of access to the local loop or local sub-loop of the incumbent operator, authorizing the use of the non-voice band frequency spectrum of the twisted metallic pair; the local loop continues to be used by the incumbent operator to provide the telephone service to the public.

SLU (Sub Loop Unbundling). (SLU) is a type of unbundled access whereby the sub-section of the local loop from the street cabinet to the customer’s premises is unbundled. In practice this often means the competitor placing a small street cabinet with a DSLAM, next to a local copper aggregation cabinet of the incumbent operator and using a ‘tie cable’ to connect to the local loop.

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

TRX.    Radio transceivers located in BTS.

ULL (Unbundling of the Local Loop).    See LLU.

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

Unbundling.    See LLU.

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

WLR (Wholesale Line Rental).    WLR is the wholesale resale by the Incumbent of the access to its public telephone fixed network. With WLR the alternative provider buys a wholesale product from the incumbent (usually in conjunction with a wholesale call product such as Carrier Preselection) and is then able to produce a single bill for the end user covering access and voice calls.

XDSL (Digital Subscriber Line).    It is a technology that makes use of standard telephone lines and it includes different categories including: ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL. This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.6    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

General

As of December 31, 2014 and 2013, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2014				As of December 31, 2013
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of euros, except percentage)
Land	131	—	131	1.0	135	—	135	1.0
Civil and industrial buildings	320	813	1,133	8.5	380	883	1,263	9.6
Plant and equipment	10,912	—	10,912	81.5	10,594	—	10,594	80.1
Manufacturing and distribution equipment	40	—	40	0.3	41	—	41	0.3
Other	440	2	442	3.3	454	5	459	3.5
Construction in progress and advance payments	701	28	729	5.4	695	32	727	5.5

Total	12,544	843	13,387	100.0	12,299	920	13,219	100.0

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications. There are no encumbrances that may affect our utilization of our property or equipment.

Real Estate (Land, Civil and Industrial Buildings)

As of December 31, 2014, the Company owned many buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

Network Infrastructure (Plant and Equipment)

The Telecom Italia Group network infrastructure includes the domestic (Italian) and international fixed network, the domestic mobile network and the Brazilian mobile network. See “-4.5 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic (Italian) Fixed Network

At December 31, 2014, the domestic fixed network had the following figures:

Central Offices	approximately 10,380
Switching areas	576
Gateway areas (TDM)	33
Aggregation areas	12
Copper network	115.25 million kilometers-pair
Fiber optic access/carrier network	8.28 million kilometers-fiber
Long Distance VC4	5,160
Long Distance Lambda (l)	67 l at 2.5 Gbps and 726 l at 10 Gbps
BroadBand/ADSL network	9,450 Central Offices covered
Main PoP data networks	32

Fixed Voice network.    The Fixed Voice Network dedicated to serving traditional voice (TDM) consists of 608 main local switches (SGU). Concerning the OLO interconnection, local switches are divided in 33 gateway areas.

Each local switch is physically interconnected to 2 out of 24 (12 pairs) Backbone Nodes (“BBN”).

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

Voice over IP (VoIP) service is guaranteed by a specific control platform dedicated to consumer and business customers. The IP/TDM interworking is carried out in the transit layer.

In terms of cable infrastructures, the fixed network includes 115.25 million km of copper pairs, mainly in the distribution network, and also 8.28 million km of fiber, both in access and trunk network.

Optical fiber cables significantly increase network capacity and make it possible to offer hi-tech services based on the simultaneous transmission of various types of signal, such as voice, data and video.

DOMESTIC TRANSPORT NETWORK.    The transport network uses the “SDH” (Synchronous Digital Hierarchy) or “PTN” technology and the optical “DWDM” technology (Dense Wavelength Division Multiplexing) and is based on optical fibers with systems from 155 Mbit/s to 10 Gbit/s. WDM systems realize point-to-point connections multiplying by a factor from 12 to 96 the bandwidth capacity of each optical fiber, thereby increasing the total capacity of the transport network.

The fixed long-distance transport network routes 5.160 VC-4 on the SDH Arianna and Phoenix networks. It supports also 67 2.5 Gbps point to point optical channels and 726 10 Gbps point to point optical channels on the optical DWDM systems and on the “Kaleydon” network.

Kaleydon is the new national optical transport platform that allow to set up a completely photonic optical mesh network. Kaleydon supports optical channels at 40 Gbit / s and 100 Gbit / s with protection and restoration mechanisms at photonic level.

OPB (Optical Packet Backbone).    The OPB is the IP backbone of Telecom Italia based on 32 POPs equipped with Terarouters.

The OPB network supports:

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

In 2014, the xDSL services for residential and business customers (retail and wholesale) covers more than 98.7% of the population and have been extended to 7,556 towns, including S. Marino (compared to 7,482 at the end of 2013).

At the end of 2014, 9,450 local switching areas were covered by ADSL technology (compared to 9,313 at the end of 2013).

NGAN (Next Generation Access Network).    In 2014 Telecom Italia continued to deploy a “NGAN”, based on optical fiber cables. NGAN deployment started in 2009 in Milan based on Fiber-To-The-Home (“FTTH”) architecture. Since 2012 the deployment has been extended to the main cities with Fiber-To-The-Cabinet (“FTTCab”) architecture using fiber to street cabinets equipped with VDSL2 cards.

More than 7,000,000 households had been passed by the end of 2014, mainly in the distribution areas of 680 central offices.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

Domestic (Italian) Mobile Network

The domestic mobile network consists of:

•	GSM network (2G: second generation network);

•	UMTS network (3G: third generation network);

•	LTE network.

On December 31, 2014 Telecom Italia domestic mobile network had the following figures:

GSM/EDGE network

•	18,093 BTS (Base Transceiver Station) GSM radio station (17,861 BTS at the end of 2013) +1.3%;

•	1,105 of them are µBTS;

•	893,622 radio channels (871,582 at the end of 2013) +2.5%;

•	98 BSC (Base Station Controller) (116 at the end of 2013); -15.5% due to the adoption of new generation more performing equipments;

•	GSM Core Network: 10 Transit Exchange (TR-STP Signaling Transfer Point TDM) and 13 MSC/GTW (MSC Gateway).

UMTS/HSPA network

•	15,702 node B UMTS radio base station (14,602 node B at the end of 2013) +7.5%;

•	2,315,945 radio channels (2,152,452 radio channels at the end of 2013) +7.6%;

•	128 RNC (Radio Network Controller); +6 new RNC compared to total at the end of 2013;

•

GSM/UMTS Core Network: 64 MSC-server (Mobile Switching Center/Gateway), 94 MGW (Media Gateway), 42 HLR (Home Location Register), 23 GGSN (Gateway GPRS Support Node), 26 SGSN (Serving GPRS Support Node).

In 2014 Telecom Italia continued the implementation plan to distribute the High Speed Downlink Packet Access (“HSDPA”) and the High Speed Uplink Packet Access (“HSUPA”); these systems aim to increase the overall data transmission speed offered by UMTS.

In particular the deployment of HSDPA at 42 Mbit/s reached the coverage level at 71.3% of the resident population.

LTE network

After an auction, in September 2011, additional frequency blocks on 800 MHz, 1800 MHz and 2600 MHz were acquired by Telecom Italia.

The three bands are used for LTE deployment to provide ultrabroadband services to mobile customers.

At the end of 2014, the LTE network coverage is 77% of the national population:

•	6,678 enode B;

•	LTE core network includes: 6 SPGW (Packet Data Network/Serving Gateway), 4 MME (Mobility Management Entity), 2 HSS (Home Subscriber Server).

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

In detail:

•

Pan European Backbone.    Proprietary high speed optical network built over a fiber optic backbone spanning the main European countries: Italy, France, United Kingdom, Netherlands, Belgium, Germany, Switzerland, Austria, Spain, Czech Republic, Slovakia and Romania. The overall length is about 55,000 km;

•

Latin American backbone.    High-capacity backbone based on fiber optic ring networks, both terrestrial and submarine, with an overall length of about 30,000 km, including the Miami-New York section. The ring connects the main cities of South and Central America to North America;

•

Mediterranean backbone.    Submarine ring network with a highly reliable configuration complemented by terrestrial fiber extensions from Istanbul and Athens to Sofia. The total length is about 7,500 km and connects the major markets of the Mediterranean area: Italy, Greece, Cyprus, Turkey and Israel with landing points in Catania, Athens, Chania-Crete, Haifa, Tel Aviv and Istanbul;

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

In 2014 capacity upgrades were carried out on all of the major routes of the international backbone in order to cope with increasing IP and Managed Bandwidth sales. 100G optical lambdas were deployed on the IP backbone between Milan and Frankfurt and in the Catania and Milan POPs both at the core and access level to interconnect customers. Upgrades were carried out on the IP backbone on the transatlantic route connecting UK to USA, on the US backbone among all of the major POPs and between Singapore and Hong to Europe and US. In Miami and Frankfurt the CISCO CRS-1 routers were replaced by the new CISCO ASR 9010 to reduce the capital expenditures for network upgrades.

New POPs were deployed in partnership with local operators in Ghana, Tanzania and Malaysia.

The new 100G optical backbone was expanded connecting the Itenos telehouse in Frankfurt. Significant upgrades were also performed on the conditioning and power supply infrastructures in order to allow for the new backbone deployment.

In 2014 Telecom Italia Sparkle has also joined the consortium for the construction of the new Sea-Me-We5 submarine cable due in 2016 and connecting France, Italy, Egypt, Saudi Arabia, Yemen, Djibouti, United Arab Emirates, Oman, Pakistan, India, Sri Lanka, Bangladesh, Myanmar, Malaysia, Indonesia and Singapore. The landing point in Italy will be in Catania.

An agreement was also finalized with Interoute for the purchase of dark fiber and capacity throughout Europe to further expand Telecom Italia Sparkle’s network reach and availability.

The deployment of a telehouse with high availability power and cooling facilities in Palermo has been initiated to accommodate new customers landing in Sicily due to the new Sea-Me-We5 cable.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

As for voice and mobile services, upgrades were carried out to handle pre-paid voice traffic and SMS Hub mobile services. A new platform was brought into service for SMS Firewall and also the management of the new HD Voice service is now supported thanks to a new software release.

With reference to Multinational Corporate Customers, new CISCO ASR 9006 routers were deployed in London, Paris, Milan and Amsterdam.

Mediterranean Backbone

The submarine cable connecting Italy to Greece and Israel was upgraded by 100Gbps. In addition the new 100Gbps technology was made available on the Istanbul-Sofia terrestrial fiber. Upgrades were carried out on the cooling and power supply systems in the Catania landing station. An exchange of capacity between MED Greece and Cyta Hellas was also executed providing Telecom Italia Sparkle group with a new terrestrial infrastructure linking Athens to Sofia through Greece and Bulgaria.

Latin American Backbone

In 2014, an agreement with Telefonica was finalized to purchase a new infrastructure linking Panama to Puerto Rico over the PCCS cable. Thanks to an exchange of capacity with AT&T, a new infrastructure from Puerto Rico to Saint Croix was also made available.

In addition the Puerto Rico-Miami link acquired in 2013 was delivered thus providing seamless 100Gbps connectivity from Chile to Argentina and on the entire submarine path from Argentina to Miami. The Caribbean infrastructure from Panama to Puerto Rico is expected to be available in the first half of 2015.

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

As of December 31, 2014, we had 125 mobile switches for voice capacity, 237 thousand TRXs, 10,375 Node B and approximately 54,000 kilometers in fiber optic cable networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed.

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

For offerings which include the sale of mobile handsets and service contracts, we recognize revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value. The determination of fair values in the telecommunications business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace.

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

The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets or groups of assets (or cash-generating units) require management to make significant judgments including expected cash flows, applicable discount rates, useful lives and residual values. These estimates can have a material impact on fair value and the amount of any write-downs.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

Financial assets

Financial assets include in particular investments, some of which are publicly traded and have highly volatile share prices. Generally, an impairment charge is recorded when an investment’s carrying amount exceeds the present value of its estimated future cash flows. The calculation of the present value of estimated future cash flows and the determination of whether an impairment is other than temporary involve judgments and rely heavily on assessments by management regarding the future development and prospects of the investee company. In determining the value, quoted market prices are used, if available, or other valuation methodologies. To determine whether an impairment is other than temporary, we consider the ability and intent to hold the investment for a reasonable period of time to ascertain whether a forecasted recovery of fair value exceeds the carrying amount, including an assessment of factors such as the length of time and magnitude of the excess of carrying value over market value, the forecasted results of the investee company, the regional economic environment and state of the industry. Future adverse changes in market conditions, particularly a downturn in the telecommunications industry, or poor operating results could result in losses or an inability to recover the carrying amount of the investment, which could result in impairment charges.

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

Under IAS 19 (Employee Benefits), the employee severance indemnity is considered a “Defined benefit plan”. Starting from 2007, Italian Law introduced for employees the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the Company. Companies that employ at least 50 employees are required to transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute.

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds, under IAS 19, are classified as a “Defined contribution plan”.

The obligation for the employee severance indemnity classified as a defined benefit plan is determined in accordance with actuarial methods. In the event that changes in assumptions are required, the future amounts of the post-employment benefit may be materially affected. A critical assumption to this accounting is the discount rate. Other assumptions include factors such as expected retirement date, mortality rate and estimates of inflation.

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

Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. Provisions are recorded for liabilities when losses are considered probable and can be reasonably estimated. Because of the inherent uncertainties in making such judgments, actual losses may be different from the originally estimated amount recognized. Significant estimates are involved in the determination of provisions related to taxes, environmental liabilities, our workforce reduction initiative and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists or outside consultants, such as actuaries or legal counsel. Adjustments to loss provisions may significantly affect future operating results.

Income tax expense and deferred tax assets

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

5.2    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2014

5.2.1    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Intense competition continues to have a significant impact on the development of our business. Key trends affecting our core businesses are:

Domestic Business Unit

Telecommunications continue to play a central role in society, driven now by the growing importance of Broadband, both fixed and mobile. The ongoing convergence of telecommunications, Information Technology, Media and Consumer Electronics has led to greater competition and faster innovation, thus increasing the industry’s complexity. These macro factors have, and continue to have a material impact on how we plan for and manage our business.

In the Italian telecommunications market there has been a reduction in consumer and business customers’ spending on both fixed and mobile services, driven by a decline of traditional voice services, only partially offset by the growth of new Broadband services.

In order to address these underlying macro trends in our business, the main strategic priorities and objectives of Telecom Italia in its Domestic market are:

•	Accelerate the roll out of Next-Generation Networks, with a strong focus on investments relating to innovative networks and services.

•

Implement a bundled services offering (“n play offering”) strategy to defend fixed traditional services, drive mobile broadband to fixed broadband substitution and further expand fixed broadband and fiber penetration through video services, including basic to premium contents.

•	Moving to a single brand: simplification of the fixed, mobile and internet offer under the TIM brand.

•	Labor cost restructuring to combine efficiency & HR development.

•	Further proceed in the structural efficiency path.

Brazil Business Unit

The Brazilian telecommunications market is characterized by a large but declining voice market, and an emerging data/internet user population.

Mobile Broadband represents in Brazil a competitive alternative to fixed Broadband, mostly because of the low fixed Internet coverage in terms of households.

In order to address these underlying macro trends in our Brazilian business, TIM Brasil’s main strategic priorities and objectives are to:

•	Enhance network quality to increase returns through optimizing capital expenditure, mainly focused on 4G and 3G networks.

•	Exploit the mobile internet growth opportunity: innovative investments will enable the growth of innovative revenues (data and content).

•	Pursue a business transformation oriented to: improve commercial efficiency; network costs optimization; and process-driven efficiency.

•	Increase the economic sustainability of services provided to corporates and accelerate the growth of residential Ultra Broadband (Live TIM).

5.2.2    BUSINESS SEGMENTS

The Telecom Italia Group reports its financial results on the basis of the following operating segments:

•

Domestic:    includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

(International wholesale), the operations of the Olivetti group (products and services for Information Technology) as well as the related support activities. Since 2014, the operations of Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. Accordingly, the figures for 2013 and 2012 have been reclassified on a consistent basis;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Media: operates in the management of Digital Multiplexes, as well as the provision of accessory services and digital signal broadcasting platforms to third parties;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

The principal changes in the scope of consolidation in 2014 were as follows:

•	Telecom Italia Ventures—Domestic Business Unit: was established in July 2014;

•

Rete A—Media Business Unit:    on June 30, 2014 Persidera S.p.A. (formerly called Telecom Italia Media Broadcasting S.r.l.) acquired 100% of the company. As a result Rete A entered the Group’s scope of consolidation and was consolidated on a line-by-line basis. The merger of Rete A by absorption into Persidera was completed on December 1, 2014;

•	TIMB2 S.r.l.—Media Business Unit: was established in May 2014;

•

Trentino NGN S.r.l.—Domestic Business Unit:    on February 28, 2014 the Telecom Italia Group acquired the controlling stake in the company; consequently the company is now part of the Group’s scope of consolidation.

These changes did not have a significant impact on the Consolidated Financial Statements of the Telecom Italia Group as at and for the year ended December 31, 2014.

The principal changes in the scope of consolidation in 2013 were as follows:

•

Sofora—Telecom Argentina group:    on November 13, 2013, Telecom Italia has accepted the offer of Fintech Group for the acquisition of the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. Consequently, under IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the Sofora—Telecom Argentina group was classified as discontinued operations (Discontinued operations/Non-current assets held for sale) and the then Argentina Business Unit is no longer separately presented;

•

MTV group—Media Business Unit:    on September 12, 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and of its wholly-owned subsidiary MTV Pubblicità S.r.l. As a result, these companies are no longer consolidated;

•	La7 S.r.l.—Media Business Unit: on April 30, 2013, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication. As a result, the company was excluded from the scope of consolidation.

For a description of certain of these businesses, see “Item 4. Information on the Telecom Italia Group—4.2 Business Units”.

For purposes of the following discussion selected financial data of each Business Unit has been provided for 2014, 2013 and 2012 consistent with the structure of each Business Unit at December 31, 2014.

5.2.3    NON-GAAP FINANCIAL MEASURES

In this Annual Report on Form 20-F, in addition to figures presented in accordance with IFRS as issued by IASB, we disclose figures derived from IFRS that are non-GAAP financial measures (“Non-GAAP Measures”).

Such financial data is considered Non-GAAP financial measures as defined in Item 10(e) of Regulation S-K under the 1934 Act.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

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

	As of December 31,
	2014	2013
	(millions of euros)
Non-current financial liabilities	32,325	31,084
Current financial liabilities	4,686	6,119
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	43	27

Gross financial debt (A)	37,054	37,230

Non-current financial assets (B)	(2,445)	(1,256)

Current financial assets:
Securities other than investments	(1,300)	(1,348)
Financial receivables and other current financial assets	(311)	(283)
Cash and cash equivalents	(4,812)	(5,744)

Total current financial assets (C)	(6,423)	(7,375)

Financial assets relating to Discontinued operations/Non-current assets held for sale (D)	(165)	(657)

Financial assets (E=B+C+D)	(9,033)	(9,288)

Net financial debt (A+E)	28,021	27,942

5.2.4 OVERVIEW OF 2014 RESULTS OF OPERATIONS

In 2014, the following characterized the results in our domestic market:

•	2014 was affected by recessionary pressures in the domestic market, where the signs of recovery are still very weak.

In this adverse economic environment, the market continued to see an erosion of traditional services, with a loss of value only partly offset by increased penetration and growth in innovative services. Competition, however, showed signs of cooling during 2014, particularly in the domestic mobile segment, easing pressure on prices and slowing the decline in average revenues per user. To defend its customer base, Telecom Italia also continued to adopt a distinctive position in the market, through the use of innovative convergent fixed-mobile deals, supported by new technology (Fiber and LTE) and enhanced by new services and digital content. In this scenario, revenues, despite still being affected by certain factors and regulatory aspects, started to stabilize with a steady recovery in performance compared to 2013.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

In 2014, the following characterized the results in our Brazil Business Unit:

•

Brazil. Tim Brasil’s customer base grew in 2014 by 3.1% compared to 2013 (adding 2.3 million net new customers); its market share was flat at 27.0% compared to 27.1% in 2013. Based on market share Tim Brasil was the second largest Brazilian mobile operator. The company also recorded growth in its pre-paid segment which increased by 3.4% year over year (reaching 62.9 million customers), while the post-paid clients increased 1.8% year over year (totaling 12.5 million subscribers).

Tim Brasil continued to focus on growth and profitability, through cost discipline and initiatives to increase revenue from volumes/usage and network service quality. In particular, net revenues from data services increased in 2014 by 24.9% compared to 2013 although total net revenues dropped in 2014 by -2.1% compared to 2013. The decrease in total net revenues was due to a strong MTR cut and SMS usage decline and a reduction in voice traffic . Overall performance reflected that the mobile data services will be primarily growth driven.

On the cost side, Tim Brasil adopted a disciplined approach to client acquisition, credit analysis and operating expenses.

The following table sets forth our consolidated income statement for the years ended December 31, 2014, 2013 and 2012.

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), starting from the fourth quarter of 2013 the Sofora—Telecom Argentina group has been treated as Discontinued operations/Non-current assets held for sale. The 2012 comparative data has been restated on a consistent basis.

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Revenues	21,573	23,407	25,759
Other income	401	324	285

Total operating revenues and other income	21,974	23,731	26,044

Acquisition of goods and services	(9,430)	(10,377)	(11,289)
Employee benefits expenses	(3,119)	(3,087)	(3,333)
Other operating expenses	(1,175)	(1,318)	(1,474)
Change in inventories	(52)	48	(4)
Internally generated assets	588	543	581
Depreciation and amortization	(4,284)	(4,553)	(4,689)
Gains (losses) on disposals of non-current assets	29	(82)	52
Impairment reversals (losses) on non-current assets	(1)	(2,187)	(4,179)

Operating profit (loss)	4,530	2,718	1,709

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(5)	—	(6)
Other income (expenses) from investments	16	(3)	2
Finance income	2,400	2,003	1,983
Finance expenses	(4,594)	(4,186)	(3,981)

Profit (loss) before tax from continuing operations	2,347	532	(293)
Income tax expense	(928)	(1,111)	(1,086)

Profit (loss) from continuing operations	1,419	(579)	(1,379)
Profit (loss) from Discontinued operations/Non-current assets held for sale	541	341	102

Profit (loss) for the year	1,960	(238)	(1,277)
Attributable to:
Owners of the Parent	1,350	(674)	(1,627)
Non-controlling interests	610	436	350

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

5.2.5    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), starting from the fourth quarter of 2013 the Sofora—Telecom Argentina group has been treated as Discontinued operations/Non-current assets held for sale. The 2012 data under comparison have been restated on a consistent basis.

Starting from 2014, the Domestic Business Unit also includes the Olivetti group, in addition to Core Domestic and International Wholesale. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating the products and services offered by the Olivetti group as complements to those offered by Telecom Italia in the domestic market. Accordingly, the figures for 2013 and 2012 have been restated on a consistent basis.

		Domestic	Brazil	Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros, except number of employees)
Revenues(1)	2014 2013 2012	15,303 16,388 18,109	6,244 6,945 7,477	71 124 222		— — 62		(45 (50 (111	) ) )	21,573 23,407 25,759

Operating profit (loss)	2014 2013 2012	3,738 1,985 1,013	795 858 966	6 (132 (263	) )	(12 1 (3	) )	3 6 (4)		4,530 2,718 1,709

Capital expenditures on an accrual basis	2014 2013 2012	2,783 3,031 3,075	2,195 1,349 1,500	6 20 57		— — 7		— — —		4,984 4,400 4,639

Number of employees at year-end(2)	2014 2013 2012	53,076 53,377 54,002	12,841 12,140 11,622	89 84 735		19 22 22		— — —		66,025 65,623 66,381

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

5.2.6    Year Ended December 31, 2014 compared With Year Ended December 31, 2013

❖	REVENUES

Revenues amounted to 21,573 million euros in 2014, a decrease of 1,834 million euros, or 7.8%, compared to 23,407 million euros in 2013.

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2014		2013		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic(2)	15,303	70.9	16,388	70.0	(1,085)	(6.6)
Core Domestic	14,205	65.8	15,269	65.2	(1,064)	(7.0)
International Wholesale	1,244	5.8	1,263	5.4	(19)	(1.5)
Olivetti	227	1.1	265	1.1	(38)	(14.3)
Brazil	6,244	28.9	6,945	29.7	(701)	(10.1)
Media and other operations(2)(3)	71	0.3	124	0.5	(53)
Adjustments and eliminations	(45)	(0.1)	(50)	(0.2)	5

Total Revenues	21,573	100.0	23,407	100.0	(1,834)	(7.8)

(1)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)

Starting from 2014, the Domestic Business Unit also includes the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative figures of 2013 have been adjusted accordingly.

(3)	The Other Operations of the Telecom Italia Group consist of the financial companies and other minor companies not associated with the core business of the Telecom Italia Group.

The Domestic Business Unit (divided into Core Domestic, International Wholesale and Olivetti), recorded a decline in revenues for 2014 of 1,085 million euros (-6.6%), compared to 2013, but with a significant improvement in the second half of the year (quarter 2014 compared to quarter 2013: fourth quarter: -5.0%, third quarter: -5.0%, second quarter: -8.2%, first quarter: -8.3%), despite the continuing adverse macroeconomic environment and the negative impact of the retroactive revision by the AGCom of the copper network wholesale access prices for the period 2010-2012. Net of that impact, which resulted in the recognition in the last quarter of 45 million euros in lower revenues from previous years, the performance for the fourth quarter of 2014 would have been -3.9% compared to the same period of 2013. This improvement in performance was mainly due to a cooling of the competitive pressure—which resulted in the progressive stabilization of the customer base and ARPU on traditional services—accompanied by a stabilization in our market share, mainly on Mobile, and an acceleration in the growth of broadband and ultrabroadband services.

In detail:

•

Revenues from services in 2014 amounted to 14,334 million euros, down 7.1% compared to 2013. In particular, revenues from services in the Mobile business were 4,608 million euros, a decrease of 529 million euros compared to 2013 (-10.3%). Revenues from Fixed-line services amounted to 10,672 million euros and were down 819 million euros compared to 2013 (-7.1%). In particular, revenues from services in the fourth quarter of 2014 amounted to 3,619 million euros, down 4.4% compared to the same period of 2013 (-3.2% net of the above-mentioned retroactive revision of 2010-2012 wholesale access prices decided by AGCom). The fourth quarter represented a recovery against the three previous quarters (-6.2% in the third quarter, -8.9% in the second quarter, and -8.8% in the first quarter);

•	Product sales, including change in work in progress, recorded revenues of 969 million euros in 2014, up on 2013 (+8 million euros), in both the Fixed-line and Mobile business.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

With respect to the Brazil Business Unit, revenues in 2014 decreased by 701 million euros, or 10.1% compared to 2013. Revenues from services decreased in 2014, mainly due to lower revenues from incoming traffic as a result of the reduction in the mobile termination rate. Handset revenues also declined, mainly due to a reduction in sales volumes. The total number of lines for the Brazil Business Unit at December 31, 2014 was 75.7 million, up 3.1% compared with December 31, 2013.

For a more detailed analysis of revenue performance by individual Business Units, reference should be made to “Item 4. Information On The Telecom Italia Group—4.2 Business Units”.

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	64	63	1	1.6
Recovery of employee benefit expenses, purchases and services rendered	27	28	(1)	(3.6)
Capital and operating grants	26	27	(1)	(3.7)
Damage compensation, penalties and sundry recoveries	36	64	(28)	(43.8)
Other income	248	142	106	74.6

Total other income	401	324	77	23.8

This item increased by 77 million euros compared to 2013. The increase mainly related to the full release of the remaining risk provisions, for an amount of 84 million euros, already allocated in the 2009 consolidated financial statements, with respect to the Telecom Italia Sparkle affair; the interest element (a further 2 million euros) was released into finance income.

❖	OPERATING EXPENSES

Our operating expenses amounted to 17,444 million euros in 2014, a decrease of 3,569 million euros, or 17.0% compared to 21,013 million euros in 2013. The decline in operating expenses was also due to the reduction of impairment losses on non-current assets which decreased from 2,187 million euros in 2013 to 1 million euros in 2014.

The components of our operating expenses include the following:

•

Acquisition of goods and services amounted to 9,430 million euros in 2014, a decrease of 947 million euros compared to 2013 (10,377 million euros). The reduction was mainly due to the Brazil Business Unit, a decrease of 670 million euros (including a negative exchange rate effect of 347 million euros), which also reflects the reduction in prices for interconnection services, with a decline in revenues due to other TLC operators. The Domestic Business Unit, on the other hand, reported a reduction of 223 million euros. The decrease in acquisition of goods and services also offset the higher costs, resulting from Telecom Italia’s new market strategy, aimed at gradually ceasing to subsidize handsets in “bundle deals”. The new commercial strategy had an impact of 63 million euros of costs recognized in the income statement for 2014. In 2013 the capitalized costs for subsidizing handsets (amortized over the term of the contract with the customer, from 24 to 30 months) amounted to 188 million euros.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

The following table sets forth the acquisition of goods and services for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	2,231	2,358	(127)	(5.4)
Portion of revenues to be paid to other operators and interconnection costs	2,403	2,949	(546)	(18.5)
Commercial and advertising costs	1,473	1,565	(92)	(5.9)
Power, maintenance and outsourced services	1,336	1,353	(17)	(1.3)
Rent and leases	742	755	(13)	(1.7)
Other service expenses	1,245	1,397	(152)	(10.9)

Total acquisition of goods and services	9,430	10,377	(947)	(9.1)

% on Revenues	43.7	44.3

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,697	2,688	9	0.3
Corporate restructuring expenses	8	19	(11)	(57.9)

Total employee benefits expenses—Italy	2,705	2,707	(2)	(0.1)

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	410	380	30	7.9
Corporate restructuring expenses	4	—	4

Total employee benefits expenses—Outside Italy	414	380	34	8.9

Employee benefits expenses	3,119	3,087	32	1.0

% on Revenues	14.5	13.2

Employee benefits expenses were 3,119 million euros in 2014 compared to 3,087 million euros in 2013, an increase of 32 million euros. The change was due to:

•

a decrease of 2 million euros in employee benefits expenses in Italy, due to lower expenses for mobility pursuant to Law 223/91, totaling 11 million euros, almost entirely offset by an increase in ordinary employee expenses and costs of 9 million euros.

The increase in ordinary employee expenses and costs was due to the net effect of the following factors:

—	the increase in the contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013;

—	the recognition of the notional costs relating to the Broad-Based Share Ownership Plan and the Stock Option Plan;

—

the reduction in the average workforce by 820 employees compared to 2013, of which an average of 530 units was a result of the application of the “Solidarity Contracts” by the Parent, Telecom Italia Information Technology, and by Olivetti S.p.A. (in 2013, the Parent and Telecom Italia Information Technology applied the solidarity contracts from the second quarter of 2013);

—	the exit from the scope of consolidation of the companies La7 and MTV, with a reduction of 202 units in the average headcount.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

With regard to the expenses for mobility pursuant to Law 223/91, a total of 8 million euros was recognized in 2014, of which 5 million euros for the agreement signed by the Parent with trade unions on December 1, 2014 (under the framework agreement of March 27, 2013) and 3 million euros for the Olivetti S.p.A. mobility agreement signed with trade unions on March 1, 2014. In 2013, expenses of 19 million euros were recognized for the agreements with trade unions signed by the Parent Telecom Italia S.p.A. and the company Advanced Caring Center;

•

the increase of 34 million euros for the component outside Italy of employee benefits expenses. The effects of the growth in the average workforce, which rose by an average of 780 employees, and local salary variations, were partially offset by a negative exchange difference of around 28 million euros, essentially related to the Brazil Business Unit. In 2014, restructuring expenses of 4 million euros were also recognized in relation to a number of foreign companies of the Olivetti group.

The Group’s average salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(full time equivalent units, except percentages)
Average salaried workforce—Italy	47,519	48,541	(1,022)	(2.1)
Average salaried workforce—Foreign	11,766	10,986	780	7.1

Total average salaried workforce(1)	59,285	59,527	(242)	(0.4)
Non-current assets held for sale (Sofora-Telecom Argentina group)	15,652	15,815	(163)	(1.0)

Total Average salaried workforce—including Non-current assets held for sale (Sofora—Telecom Argentina group)(1)	74,937	75,342	(405)	(0.5)

(1)

Includes the average employees with temp work contracts: 9 units in 2014 (4 in Italy and 5 outside Italy). In 2013 average employees with temp work contracts were 20 units (19 in Italy and 1 outside Italy).

Group’s employees at December 31, 2014 and 2013 were as follows:

	As of December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	52,882	53,155	(273)	(0.5)
Employees—Foreign	13,143	12,468	675	5.4

Total Employees(1)	66,025	65,623	402	0.6
Non-current assets held for sale (Sofora—Telecom Argentina group)	16,420	16,575	(155)	(0.9)

Total Employees—including Non-current assets held for sale (Sofora—Telecom Argentina group)(1)	82,445	82,198	247	0.3

(1)	Includes employees with temporary work contracts: 9 units at December 31, 2014 and 4 units at December 31, 2013.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	375	380	(5)	(1.3)
Provision charges	84	100	(16)	(16.0)
Indirect duties and taxes	118	128	(10)	(7.8)
TLC operating fees	449	482	(33)	(6.8)
Penalties, compensation and administrative sanctions	68	72	(4)	(5.6)
Association dues and fees, donations, scholarships and traineeships	18	22	(4)	(18.2)
Sundry expenses	63	134	(71)	(53.0)

Total other operating expenses	1,175	1,318	(143)	(10.8)

% on Revenues	5.4	5.6

Other operating expenses were 1,175 million euros in 2014 compared to 1,318 million euros in 2013, a decrease of 143 million euros.

This decrease was primarily due to the Domestic Business Unit (-101 million euros) and the Brazil Business Unit (-34 million euros, including a negative exchange rate effect of 51 million euros).

They included:

—

writedowns and expenses in connection with credit management (375 million euros; 380 million euros in 2013) consisting of 295 million euros for the Domestic Business Unit (290 million euros in 2013) and 80 million euros for the Brazil Business Unit (84 million euros in 2013);

—

provision charges (84 million euros; 100 million euros in 2013) mainly consisting of 74 million euros for the Brazil Business Unit (81 million euros in 2013) and 6 million euros for the Domestic Business Unit (17 million euros in 2013);

—

TLC operating fees and charges (449 million euros; 482 million euros in 2013) consisting of 399 million euros for the Brazil Business Unit (424 million euros in 2013) and 49 million euros for the Domestic Business Unit (57 million euros in 2013);

—

sundry expenses of 63 million euros; in 2013 they amounted to 134 million euros and mainly related to the Domestic Business Unit for the estimate of the costs, of 84 million euros, for the fine imposed by the Italian Antitrust Authority (AGCM) at the end of the A428 proceedings.

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	1,854	2,012	(158)	(7.9)
Depreciation of tangible assets—owned and leased	2,430	2,541	(111)	(4.4)

Total depreciation and amortization	4,284	4,553	(269)	(5.9)

% on Revenues	19.9	19.5

The reduction in depreciation and amortization of 269 million euros was mainly attributable to the Domestic Business Unit (-278 million euros), essentially due to a decrease in depreciable and amortizable assets.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•	Gains (losses) on disposals of non-current assets

In 2014, this item amounted to 29 million euros. A gain of approximately 38 million euros, on the sale by Telecom Italia S.p.A. of a property located in Milan, for a price of 75 million euros, was partially offset by net losses of 11 million euros, mainly relating to the disposal of tangible assets by the Domestic Business Unit.

In 2013, this item showed a loss of 82 million euros, mainly relating to the realized loss, including transaction costs, of 100 million euros from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013. This charge was offset by net capital gains on non-current assets totaling 18 million euros, mainly relating to the sale of a property (around 17 million euros), and the sale of the entire controlling interest (51%) held in MTV Italia S.r.l. (3 million euros).

•	Net impairment losses on non-current assets

These amounted to 1 million euros in 2014. In 2014, Telecom Italia performed the goodwill impairment test. The results of that testing, carried out in accordance with the specific procedure adopted by the Telecom Italia Group, confirmed the values of goodwill allocated to the individual Cash-Generating Unit of the Group.

In 2013, this item amounted to 2,187 million euros and was essentially related to the impairment loss on goodwill allocated to the Core Domestic Cash-Generating Unit (CGU) in the Domestic Business Unit.

Further details are provided in the “Note—Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OPERATING PROFIT (LOSS)

Operating profit was 4,530 million euros in 2014 (2,718 million euros in 2013, including the impact of the above-mentioned impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic CGU).

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

This amounted to a positive 16 million euros, essentially referring to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., performed pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A. on February 28, 2014, at a price of 17 million euros.

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) showed net expenses of 2,194 million euros (net expenses of 2,183 million euros in 2013), an increase of 11 million euros.

This increase was linked to the net effect resulting from the change in certain non-monetary items—of a valuation and accounting nature, linked in particular to derivatives—which was offset by the reduction in finance expenses related to the debt position.

In particular, the following is noted:

•

an increase in the balance of finance expenses linked to the changes in the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation. These are unrealized valuation and accounting changes which do not result in any actual monetary settlement. In 2013, a benefit was also recognized, of around 25 million euros, following the first-time adoption of the new IFRS 13 “Fair Value Measurement”, whereas for 2014 there was a negative impact of 72 million euros;

•

the issuance at the end of 2013, by Telecom Italia Finance S.A., of the mandatory convertible bond for an amount of 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”), resulted in the accounting recognition of the option embedded in the financial instrument separately from the related liability. In 2014, the measurement of the option at fair value through profit or loss resulted in a negative impact on adjustments to non-hedging derivatives of 174 million euros (in 2013 the impact was -124 million euros).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

This item amounted to 928 million euros, a decrease of 183 million euros on 2013 (1,111 million euros), largely due to the smaller taxable base of the Parent Telecom Italia. The Brazil Business Unit recorded a decrease in tax expense of 16 million euros compared to 2013. This was due to the exchange rate effect of approximately 18 million euros. Net of that effect, income tax expense would have been substantially in line with the previous year, consistent with the trend in the taxable base expressed in local currency.

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

For 2014, the item Profit from Non-current assets held for sale amounted to 541 million euros (341 million euros in 2013) and related to:

•	the positive contribution to the consolidation from the Sofora—Telecom Argentina group of 544 million euros (378 million euros in 2013);

•

the costs related to disposals carried out in previous years and other items totaling 3 million euros (37 million euros in 2013, of which 18 million euros relating to deferred taxes and sundry expenses connected to the sale of the Sofora group and 19 million euros relating to disposals made in previous years).

For further details, please see “Note—Discontinued operations/Non-current assets held for sale”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.2.7    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2014 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2013

❖	DOMESTIC

Starting from 2014, the Domestic Business Unit also includes the Olivetti group, in addition to Core Domestic and International Wholesale. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating the products and services offered by the Olivetti group as complements to those offered by Telecom Italia in the domestic market. Accordingly, the figures for 2013 have been restated on a consistent basis.

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	15,303	16,388	(1,085)	(6.6)
Operating profit (loss)	3,738	1,985	1,753	88.3
% of Revenues	24.4	12.1
Employees at year-end (units)	53,076	53,377	(301)	(0.6)

Revenues

Revenues decreased from 16,388 million euros in 2013 to 15,303 million euros in 2014.

In an economic scenario that continues to show structural weakness, the change in 2014 compared to 2013 was a decrease of 6.6% (-1,085 million euros), with a decrease in the fourth quarter of -5.0% compared to the same period of 2013 (-3.9% net of the negative impact of the retroactive revision of prices for wholesale access services for the period 2010-2012, which resulted in the recognition in the fourth quarter of 45 million euros in lower revenues from previous years), representing an improvement on the previous quarters of 2014 (-5.0% third quarter, -8.2% second quarter, -8.3% first quarter) and on the entire year 2013 (-9.5%).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

This trend in revenues was primarily due to the progressive stabilization in market share—mainly Mobile—and growth in Fixed-line Broadband, ICT and Mobile Internet revenues.

The following table sets forth the Domestic Business Unit’s revenues by market segment for the years ended December 31, 2014 and 2013.

•	Core Domestic

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	14,205	15,269	(1,064)	(7.0)
Consumer	7,349	7,970	(621)	(7.8)
Business	4,824	5,211	(387)	(7.4)
National Wholesale	1,793	1,897	(104)	(5.5)
Other	239	191	48	25.1
Operating profit (loss)	3,593	1,888	1,705	90.3
% of Revenues	25.3	12.4
Employees at year-end (units)	51,849	51,954	(105)	(0.2)

•

Consumer:    revenues for the Consumer segment in 2014 amounted to 7,349 million euros, down 621 million euros compared to 2013 (-7.8%). This performance, although still negative, reflected an improvement in the second half of 2014. Compared to the same periods of 2013, the following performance was recorded in 2014: in the fourth quarter -5.1%; in the third quarter -5.2%; in the second quarter -9.2%; and in the first quarter -11.7%. In particular, revenues from Mobile services fell by -398 million euros (-11.1%) compared to 2013 and -7.2% in the fourth quarter 2014 (against -6.6% in the third quarter, -13.7% in the second quarter and -16.9% in the first quarter). This reflected the positive impact from the structural improvement in competitive performance, the gradual stabilization of the customer base and ARPU, and the steady growth in mobile internet. Revenues from Fixed-line services also showed signs of recovery compared to the decline seen in the first part of the year, with a reduction of -238 million euros (-5.9%) compared to the year 2013, and -3.4% in the fourth quarter 2014 (-6.1% in the third quarter, -7.9% in the second quarter and -6.2% in the first quarter), owing to stable market share and the positive performance of Broadband ARPU, supported by the increased proportion of customers with flat contracts and service upgrades (Fiber);

•

Business:    in 2014 revenues for the Business segment amounted to 4,824 million euros, down 387 million euros from 2013 (-7.4%), but an improvement on the previous periods, particularly for revenues from services (4,436 million euros, -425 million compared to 2013, or -8.7%; -6.6% in the fourth quarter of 2014, -7.9% in the third quarter, -10.6% in the second quarter and -9.8% in the first quarter). In the Mobile business (-159 million euros in 2014 compared to 2013; -11.7%), despite the effective defensive actions and growth of the customer base—which increased by 3.7%—traditional voice and messaging services continued to decline (-183 million euros in 2014 compared to 2013), due to the repositioning of customers towards deals with lower overall ARPU. The Fixed-line segment (-271 million euros in 2014 compared to 2013; -7.6%) continued to feel the effects of the economic recession and the contraction in prices on traditional voice and data services, although there were signs of recovery in the second half due in part to the steady growth in ICT revenues (+3.5% over 2013, of which +22.0% for Cloud Services);

•

National Wholesale:    revenues for the Wholesale segment in 2014 amounted to 1,793 million euros, a decrease of 104 million euros compared to 2013 (-5.5%). The decline was mainly attributable to the reduction in fixed-line and mobile termination rates, the already mentioned retroactive revision of wholesale access prices by the Regulatory Authority for the period 2010-2012, the beginning of the migration to IP infrastructure solutions, and the drop in prices for national roaming.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•	International Wholesale

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,244	1,263	(19)	(1.5)
Operating profit	172	102	70	68.6
% of Revenues	13.8	8.1
Employees at year-end (units)	641	741	(100)	(13.5)

International Wholesale revenues for 2014 amounted to 1,244 million euros, down 19 million euros compared to 2013 (-1.5%). Revenues were down both for Voice services (-6 million euros, -0.6%) and for IP/Data services (-8 million euros, -3.1%), as a result of growth in competition with a reduction in prices. The Multinational Companies business segment also showed a slight decrease (-2 million euros, -3.1%), whereas revenues for Mobile services were up slightly (+3 million euros, +12.2%).

•	Olivetti

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	227	265	(38)	(14.3)
Operating profit (loss)	(34)	(8)	(26)	(325.0)
% of Revenues	(15.0)	(3.0)
Employees at year-end (units)	586	682	(96)	(14.1)

Revenues for the Olivetti group in 2014 amounted to 227 million euros, down 38 million euros compared to 2013 (-14.3%).

The reduction in revenues reflected the slowdown in sales outside Italy (-20 million euros), specifically attributable to price competition for bank printers in the Chinese market, and the adverse economic situation in the Italian market (-18 million euros).

Operating profit

Operating profit for 2014 was positive at 3,738 million euros (1,985 million euros in 2013), with an Operating profit margin of 24.4% (12.1% in 2013). In particular, this performance was due to the absence of the goodwill impairment loss for the Core Domestic Cash Generating Unit of 2,187 million euros, recognized in 2013.

The operating profit was also impacted by the change in the following line items included under operating expenses and reflected in the table below.

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	5,831	6,054	(223)	(3.7)
Employee benefits expenses	2,730	2,711	19	0.7
Other operating expenses	570	670	(100)	(14.9)
Depreciation and amortization	3,290	3,568	(278)	(7.8)

In detail:

•

acquisition of goods and services decreased by 223 million euros (-3.7%) compared with 2013, mainly attributable to efficiency measures on overheads—which resulted in an overall reduction in general and administrative expenses, with specific regard to professional and consulting services—and to commercial cost containment, due to the cooling of competitive pressure (specifically in the Mobile business) and the resulting easing of the effort on marketing levers (lower distribution and advertising costs);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•

employee benefits expenses increased by 19 million euros compared with 2013, mainly due to the increase in ordinary employee expenses of 26 million euros, partially offset by the reduction in restructuring expenses of 7 million euros. In particular:

•

ordinary employee expenses and costs increased as a result of higher expenses due to the increase in the contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, as well as the recognition of the notional costs relating to the launch of the Broad-Based Share Ownership Plan and the Stock Option Plan (23 million euros), which were offset by lower expenses deriving from the reduction in the average workforce by 836 employees compared to 2013 (of which an average of 530 employees as a result of the application of the “Solidarity Contracts” by the Parent, Telecom Italia Information Technology and Olivetti S.p.A.; in 2013 the Parent and Telecom Italia Information Technology had applied the solidarity contracts from the second quarter of 2013);

•

a total of 12 million euros was recognized for restructuring expenses: 5 million euros for the mobility agreement pursuant to Law 223/91 signed by the Parent with trade unions on December 1, 2014 as an addition to the agreement of April 5, 2013; 3 million euros for the mobility pursuant to Law 223/91 that Olivetti S.p.A. signed with trade unions on March 1, 2014; and 4 million euros for the restructuring expenses relating to some foreign companies of the Olivetti group. In 2013, expenses of 19 million euros were recognized for the agreements with trade unions signed by the Parent Telecom Italia S.p.A. and the company Advanced Caring Center;

•

other operating expenses, totaling 570 million euros, fell by 100 million euros compared to the previous year. In 2013, this item (see the item sundry expenses in the table below) included an amount of 84 million euros recognized as the estimate of the costs related to the fine imposed by the Italian Antitrust Authority (AGCM) at the end of the A428 proceedings.

Details of other operating expenses are shown in the table below:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	295	290	5	1.7
Provision charges	6	17	(11)	(64.7)
TLC operating fees and charges	49	57	(8)	(14)
Indirect duties and taxes	99	104	(5)	(4.8)
Sundry expenses	121	202	(81)	(40)
Total	570	670	(100)	(14.9)

•	depreciation and amortization, totaling 3,290 million euros, fell by 278 million euros compared to the previous year mainly due to the lower amount of depreciable assets.

The operating profit was also impacted by Other income amounted to 382 million euros in 2014 (299 million euros in 2013), an increase of 83 million euros, mainly attributable to the entire release of the remaining risk provisions allocated in the 2009 consolidated financial statements for the Telecom Italia Sparkle affair.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

Employees

Employees were 53,076 as of December 31, 2014, a reduction of 301 units compared to December 31, 2013.

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	2014	2013	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	6,244	6,945	19,498	19,921	(423)	(2.1)
Operating profit	795	858	2,483	2,460	23	0.9
% of Revenues	12.7	12.3	12.7	12.3
Employees at year-end (units)	12,841	12,140	12,841	12,140	701	5.8

Revenues

Revenues for 2014, amounting to 19,498 million reais, were down by 2.1% compared to 2013 (-423 million reais). Service revenues totaled 16,325 million reais, a decrease of 376 million reais compared to 16,701 million reais for 2013 (-2.3%), mainly due lower revenues from incoming traffic as a result of the reduction of the mobile termination rate. Revenues from product sales fell from 3,220 million reais in 2013 to 3,173 million reais in 2014 (-1.5%); this decrease was attributable to a reduction in sales volumes, which was only partially offset by an increase in prices.

Mobile Average Revenue Per User (ARPU) amounted to 17.7 reais for 2014 compared with 18.6 reais for 2013 (-4.8%). The ARPU, as well as revenues from services, was affected by a further reduction, with effect from February 2014, in the mobile termination rate.

The total number of lines at December 31, 2014 amounted to 75,721 thousand, 3.1% higher than on December 31, 2013, representing a market share of approximately 27% in terms of lines.

Operating profit

The operating profit increased by 23 million reais (2,483 million reais in 2014 compared to 2,460 million reais in 2013), notwithstanding the decrease in revenues. This increase was mainly due to lower costs for the acquisition of goods and services of 1,006 million reais, mainly attributable to lower revenues due to other TLC operators, partially offset by higher depreciation and amortization charges and higher employee benefits expenses.

With regard to changes in operating costs, the following table sets forth certain expenses for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	2014	2013	Changes
			(a)	(b)	(a-b)%
	(millions of euros)		(millions of Brazilian reais, except percentages)
Acquisition of goods and services	3,593	4,263	11,222	12,228	(1,006)	(8.2)
Employee benefits expenses	379	349	1,183	1,000	183	18.3
Other operating expenses	598	632	1,865	1,812	53	2.9
Change in inventories	11	(10)	33	(28)	61	—
Depreciation and amortization	977	954	3,049	2,736	313	11.4

•

acquisition of goods and services totaled 11,222 million reais in 2014 (12,228 million reais in 2013). The 8.2% decrease compared to the previous year (-1,006 million reais) can be broken down as follows:

•	revenues due to other TLC operators: -1,209 million reais;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•	purchases relating primarily to product cost: -72 million reais;

•	rent and lease costs: +30 million reais;

•	external service costs: +245 million reais;

•

employee benefits expenses, amounting to 1,183 million reais in 2014, were up 183 million reais compared to 2013 (+18.3%). The average workforce grew from 10,657 employees in 2013 to 11,451 employees in 2014. The ratio of employee benefits expenses to total revenues rose to 6.1%, up 1 percentage point on 2013;

•	other operating expenses amounted to 1,865 million reais, an increase of 2.9% on 2013. The expenses were broken down as follows:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	249	240	9	3.8
Accruals to provisions	232	234	(2)	(0.9)
TLC operating fees	1,247	1,217	30	2.5
Indirect duties and taxes	51	57	(6)	(10.5)
Sundry expenses	86	64	22	34.4

Total	1,865	1,812	53	2.9

•	depreciation and amortization amounted to 3,049 million reais in 2014, compared to 2,736 million reais in 2013, an increase of 313 million reais.

Employees

Employees were 12,841 at December 31, 2014, an increase of 701 people compared to December 31, 2013 (12,140 units).

* * *

❖	MEDIA

The following table below shows the results of the Media Business Unit including, from June 30, 2014, the figures for Rete A consolidated on a line-by-line basis. In 2013, La7 S.r.l. and the MTV group were respectively sold in April and September, 2013, and consequently exited the scope of consolidation.

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	71	124	(53)	(42.7)
Operating profit (loss)(*)	6	(132)	138	104.5
% of Revenues	8.5	(106.5)
Employees at year-end (units)(**)	89	84	5	6.0

(*)

2013 Operating profit (loss) of the Media Business Unit was driven down by 100 million euros deriving from the loss realized on the sale of LA7 S.r.l. on April 30, 2013 and driven up by 3 million euros from the gain realized on the sale of MTV Italia S.r.l. on September 12, 2013.

(**)	Includes employees with temp work contracts: 1 at December 31, 2014 (nil at December 31, 2013), as well as personnel of Rete A, a company acquired at the end of June 2014 (12 employees).

Acquisition of control of Rete A S.p.A.

On June 30, 2014, Telecom Italia Media (TI Media) and Gruppo Editoriale L’Espresso (Espresso group) completed the business combination of the digital terrestrial network operator businesses controlled by Persidera S.p.A. (new name of Telecom Italia Media Broadcasting S.r.l.) and Rete A S.p.A. (Rete A), respectively.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

The business combination was carried out through Gruppo Editoriale L’Espresso’s transfer of 100% of Rete A shares to Persidera, as a subscription to a capital increase reserved to it, and subsequent merger of Rete A with and into Persidera. As a result of the aforementioned transactions, TI Media and Gruppo Editoriale L’Espresso hold 70% and 30%, respectively, of the shares in Persidera, which in turn controlled Rete A’s entire share capital.

The merger of Rete A by absorption into Persidera was completed on December 1, 2014.

The group resulting from the transaction is the primary supplier for the leading non-integrated national and foreign television content providers operating on the Italian market.

Also in view of the uncertainty surrounding regulatory changes concerning the use of frequencies, TI Media has retained a purchase option on user licenses (therefore excluding infrastructure and customers) for one of the five frequencies that are owned by the combined entity.

The Telecom Italia Media Board of Directors, at the meeting of January 15, 2015, acknowledged the developments in the Persidera valuation process and decided that the results of the process obtained to date were not in line with expectations, and therefore, the sale of the investment held is not foreseeable at this stage.

At December 31, 2014, the three Digital Multiplexes of Persidera S.p.A. (pre-merger) had reached a population coverage of 95.6% of the Italian population compared to 95.2% at December 31, 2013. The coverage of the two Digital Multiplexes of the former Rete A was 93.4% and 93.7%.

To improve the comparability of the information, the figures for 2014 are shown below, compared against the figures for 2013, which have been restated to exclude the results for the full year 2013 of the two companies sold (La7 S.r.l. and MTV group).

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	71	72	(1)	(1.4)
Operating profit (loss)	6	2	4	n.s.
% of Revenues	8.5	2.8
Employees at year-end (units)(1)	89	84	5	6.0

(1)	Includes employees with temp work contracts: 1 at December 31, 2014 (nil at December 31, 2013), as well as personnel of Rete A, a company acquired at the end of June 2014 (12 employees).

Revenues

Revenues amounted to 71 million euros in 2014, a decrease of 1 million euro compared to 72 million euros in 2013. The entry of Rete A into the scope of consolidation resulted in higher revenues of 9 million euros. Net of those revenues, the reduction in sales would have been 10 million euros and was connected to the expiry, at the end of 2013, of the contract with RTI (Mediaset Extra and Italia 2) and the termination, also at the end of 2013, of the contract with the channel QVC.

Operating proft (loss)

Operating profit was 6 million euros in 2014 (2 million euros in 2013). This performance was mainly due to the reduction in amortization and depreciation of 9 million euros, mainly attributable to the redefinition, during the annual review, of the useful lives of the Network Operator frequencies—extended from December 31, 2028 to December 31, 2032, as a result of the final allocation of the licenses for pursuit of television broadcasting activities—and the transceivers, in line with their technological evolution. These revisions of the useful lives led to the recognition of a total of around 11 million euros less amortization and depreciation.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

Employees

Employees were 89 at December 31, 2014, an increase of 5 units compared to December 31, 2013 (84 units).

❖	Discontinued operations/Non-current assets held for sale (Sofora—Telecom Argentina group)

The results of the Sofora—Telecom Argentina group, which have been classified under “Discontinued operations/Non-current assets held for sale” following the agreement for the sale to Fintech entered into on November 13, 2013 and subsequently amended on October 24, 2014, are shown below. Specifically, following those agreements:

•

the first closing took place on October 29, 2014 and, as a result, 17% of the Sofora capital was sold. Consideration was received for this closing—also including other related assets—totaling US$ 215.7 million (around 170 million euros); this resulted in the direct and indirect economic interest in Telecom Argentina group of the Telecom Italia group being reduced from 19.30% to 14.47%;

•	the sale of the controlling interest of 51% in the capital of Sofora is due to take place within the following two and a half years, subject to approval by the Argentinian regulatory authority;

•	the guarantees of performance by Fintech are secured by a pledge of securities worth US$ 600.6 million.

The average exchange rate used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) was 10.76605 in 2014 and 7.27875 in 2013 and reflected the sharp depreciation of the currency during 2014.

The following table sets forth certain financial and other data for the Sofora-Telecom Argentina group for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	2014	2013	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Argentine pesos, except percentages and employees)
Revenues	3,097	3,749	33,341	27,286	6,055	22.2
Operating profit	804	518	8,657	3,774	4,883	129.4
% of Revenues	26.0	13.8	26.0	13.8
Employees at year-end (units)	16,420	16,575	16,420	16,575	(155)	(0.9)

Revenues

Revenues for 2014 amounted to 33,341 million pesos, increasing 6,055 million pesos (+22.2%) compared to 2013 (27,286 million pesos), mainly due to the growth in the related average revenue per user (ARPU) and the sale of handsets at a higher average price. The main source of revenues was mobile telephony, which accounted for about 74% of the consolidated revenues of the Sofora—Telecom Argentina group, an increase of 22% on 2013.

Operating profit

Operating profit in 2014 was 8,657 million pesos compared to 3,774 million pesos recorded in 2013. The increase of 4,883 million pesos was attributable to the aforementioned increase in revenues and the suspension of calculation of depreciation and amortization following the classification of the investment in the Sofora—Telecom Argentina group as Discontinued operations/Non-current assets held for sale.

With regard to the change in the main costs, the following is noted:

•

acquisition of goods and services amounted to 14,963 million pesos (12,293 million pesos in 2013). The increase of 21.7% compared to 2013 (+2,670 million pesos) was mainly due to higher external service costs of 1,591 million pesos and greater purchases of goods of 895 million pesos;

•

employee benefits expenses, amounting to 5,655 million pesos, increased by 1,477 million pesos compared to 2013 (+35.4%). The change was due to salary increases resulting from periodic revisions in union agreements, primarily linked to inflation, and to the increase in provisions for termination benefit incentives. The percentage of employee benefits expenses to total revenues was 17.0%, up 1.7 percentage points over 2013;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•	other operating expenses amounted to 4,038 million pesos, increasing 566 million pesos compared to 2013, mainly as a result of the 528 million pesos increase in indirect duties and taxes;

•

net impairment losses on non-current assets (26 million pesos in 2014) mainly related to work in progress initiated in previous years and now abandoned. In 2013, these amounted to 172 million pesos and related to several business projects and IT platforms that the group had decided to abandon.

Further details are provided in the “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past; some restrictions currently exist and may increase in the future, which could prevent our subsidiary in Argentina from making payments abroad on dividends and liabilities.

There are currently no regulations in force in Argentina that prohibit the transfers of funds outside of Argentina arising either from the normal course of business in Argentina or from any dividend payment to foreign shareholders. Since late 2011 the Argentine government implemented a series of measures aimed to increase controls on the foreign trade and capital flows. To that effect, certain measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency made by private companies and individuals for saving purposes. In addition, the BCRA expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although there are no regulations that prohibit making dividend payment to foreign shareholders, in practice authorities have substantially limited any purchase of foreign currency to pay dividends since these exchange controls were implemented.

There can be no assurance that the BCRA or other government agencies will not increase controls and restrictions for making payments to foreign creditors or dividend payments to foreign shareholders, which would limit the Sofora—Telecom Argentina group ability to comply in a timely manner with payments related to its liabilities to foreign creditors or non-resident shareholders.

Furthermore, at December 31, 2014, the Sofora—Telecom Argentina group had an excess of monetary liabilities over monetary assets of ARS 4.6 billion (ARS 1.2 billion at December 31, 2013). The related breakdown by currency unit is as follows: ARS 3.2 billion net liabilities (ARS 1.2 billion net liabilities at December 31, 2013) denominated in US$, ARS 0.2 billion net liabilities (ARS 0.2 billion net liabilities at December 31, 2013) denominated in Paraguayan Guarani, ARS 0.1 billion net liabilities (ARS 0.2 billion net liabilities at December 31, 2013) denominated in Euro and the remaining amount of ARS 1.1 billion net liabilities (ARS 0.4 billion net assets at December 31, 2013) directly denominated in Argentine Pesos.

Furthermore, we point out that the price for the sale of the Sofora—Telecom Argentina group has been agreed in USD dollars and therefore the Telecom Italia Group cash flows are no longer exposed to the exchange rate risks with respect to the ARS exposure of the Group. The sale of the Sofora—Telecom Argentina group is conditional upon obtaining certain required regulatory approvals.

Auction for mobile telephony frequencies

The auction procedures, announced by the Secretaría de Comunicaciones for the allocation of the frequency bands to be used for the Servicio de Comunicaciones Personales (“PCS”), the Servicio de Radiocomunicaciones Móvil Celular (“SRMC”) and the Servicio de Comunicaciones Móviles Avanzadas (“SCMA”) were carried out on October 31, 2014.

The competition was participated in by the four companies that had pre-qualified: Telecom Personal S.A., Telefónica Móviles Argentina S.A., Arlink S.A. and AMX Argentina S.A.

In this competition, Telecom Personal (Sofora—Telecom Argentina group) was awarded:

•	lot number 2 for the SRMC service;

•	lots number 5 and 6 for the PCS service; and

•	lot number 8 for the SCMA service.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

Telecom Personal offered a total amount of US$ 658 million (currency of offer) to acquire these frequency lots.

On November 27, 2014, with the publication on the Boletín Oficial (Official Gazette), the lots were officially awarded to Telecom Personal, with the sole exception of Lot 8, which was only partially awarded.

On December 17, 2014 Telecom Personal made the payment of the bid amounts corresponding to the awarded frequency bands with a total cost of ARS 3,530 million. In the case of Lot 8, the payment was made on account of the single and total price offered for the referred Lot which amounted to US$ 602 million.

Telecom Personal has formally requested the completion of the allocation of Lot 8, which will entail the payment of an additional US$ 247 million and is an essential condition for compliance with the terms and conditions of the Auction, including with regard to the significant targets in terms of quality of service.

5.2.8    YEAR ENDED DECEMBER 31, 2013 COMPARED WITH YEAR ENDED DECEMBER 31, 2012

❖	REVENUES

Revenues amounted to 23,407 million euros in 2013, a decrease of 2,352 million euros, or 9.1%, compared to 25,759 million euros in 2012.

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2013		2012		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic(2)	16,388	70.0	18,109	70.3	(1,721)	(9.5)
Core Domestic	15,269	65.2	16,933	65.7	(1,664)	(9.8)
International Wholesale	1,263	5.4	1,393	5.4	(130)	(9.3)
Olivetti	265	1.1	280	1.1	(15)	(1.1)
Brazil	6,945	29.7	7,477	29.0	(532)	(7.1)
Media and Other Operations(2)(3)	124	0.5	284	1.1	(160)	(56.3)
Adjustments and eliminations	(50)	(0.2)	(111)	(0.4)	61	(55.0)

Total Revenues	23,407	100.0	25,759	100.0	(2,352)	(9.1)

(1)

Revenues are total revenues of the various business units of the Telecom Italia Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)

Starting from 2014, the Domestic Business Unit also includes the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative figures of 2013 and 2012 have been adjusted accordingly.

(3)	The Other Operations of the Telecom Italia Group consist of the financial companies and other minor companies not associated with the core business of the Telecom Italia Group.

The Domestic Business Unit (divided into Core Domestic, International Wholesale and Olivetti) reported a decline of 1,721 million euros (-9.5%) in revenues in 2013, compared to 2012.

The performance and results of the domestic market were affected by the worsening macroeconomic environment and increasing competition, especially in Mobile services.

This revenue decline was also due to several significant regulatory factors, such as the entry into force, starting from July 1, 2013, of the new mobile termination rates (“MTR”), 0.98 euro cents compared to 1.5 euro cents in the first half of 2013 and 2.5 euro cents in the second half of 2012. The new rates were 35% lower compared to the rates of the first half of 2013 and 61% lower compared to the rates of the second half of 2012, with a negative impact on revenues of -364 million euros in 2013 (-429 million euros just on Mobile revenues). Furthermore, the recent decisions of AGCom regarding copper network access rates, with retroactive effect as of January 1, 2013, resulted in an additional revenue reduction of -111 million euros compared to 2012. In addition, revenues were adversely impacted by the introduction in July 2012 at the European level of a cap on the price of roaming traffic.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

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

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	63	69	(6)	(8.7)
Recovery of employee benefit expenses, purchases and services rendered	28	35	(7)	(20.0)
Capital and operating grants	27	18	9	50.0
Damage compensations, penalties and sundry recoveries	64	40	24	60.0
Sundry income	142	123	19	15.4

Total other income	324	285	39	13.7

❖	OPERATING EXPENSES

Operating expenses amounted to 21,013 million euros in 2013, a decrease of 3,322 million euros, or 13.6% compared to 24,335 million euros in 2012. Operating expenses declined primarily as a result of the reduced impairment losses on non-current assets which decreased from 4,179 million euros in 2012 to 2,187 million euros in 2013. The components of our operating expenses include the following:

•

Acquisition of goods and services amounted to 10,377 million euros in 2013, a decrease of 912 million euros compared to 2012 (11,289 million euros). The reduction was mainly due to the Domestic Business Unit, which had a decrease of 578 million euros compared to 2012, largely attributable to lower amounts payable to other operators and to the Brazil Business Unit (-245 million euros, including an exchange rate effect of 564 million euros due to the strengthening of the Euro against the Brazilian reais).

The following table sets forth the acquisition of goods and services for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	2,358	2,203	155	7.0
Portion of revenues to be paid to other operators and interconnection costs	2,949	3,797	(848)	(22.3)
Commercial and advertising costs	1,565	1,697	(132)	(7.8)
Power, maintenance and outsourced services	1,353	1,436	(83)	(5.8)
Rent and leases	755	649	106	16.3
Other service expenses	1,397	1,507	(110)	(7.3)

Total acquisition of goods and services	10,377	11,289	(912)	(8.1)

% on Revenues	44.3	43.8

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,688	2,945	(257)	(8.7)
Corporate restructuring expenses	19	8	11	137.5

Total employee benefits expenses—Italy	2,707	2,953	(246)	(8.3)

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	380	378	2	0.5
Corporate restructuring expenses	—	2	(2)	(100.0)

Total employee benefits expenses—Outside Italy	380	380	—	—

Total employee benefits expenses	3,087	3,333	(246)	(7.4)

% on Revenues	13.2	12.9

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

This decrease was partially offset by higher restructuring expenses of 11 million euros. In 2013 these expenses were of 19 million euros (8 million euros in 2012), and were recognized as a result of the framework agreement signed by the Parent with the trade unions on March 27, 2013 and the agreement signed by the company Advanced Caring Center with trade unions on December 5, 2013. Of these expenses, 15 million euros pertain to the Parent, 2 million euros to TI Information Technology, 1 million euros to TI Sparkle and for 1 million euros to Advanced Caring Center.

Employee benefits expenses in our foreign businesses remained stable. The effect of the growth in the average workforce, which rose to 575 employees, as well as local salary variations were offset by a negative exchange difference of around 43 million euros, essentially due to the Brazil Business Unit.

The Group’s average salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(full time equivalent units, except percentages)
Average salaried workforce—Italy	48,541	52,347	(3,806)	(7.3)
Average salaried workforce—Foreign	10,986	10,411	575	5.5

Total average salaried workforce(1)	59,527	62,758	(3,231)	(5.1)
Non-current assets held for sale (Sofora-Telecom Argentina group)	15,815	15,806	9	0.1

Total Average salaried workforce—including Non-current assets held for sale (Sofora—Telecom Argentina group)(1)	75,342	78,564	(3,222)	(4.1)

(1)

Includes the average employees with temp work contracts: 20 units in 2013 (19 in Italy and 1 outside Italy). In 2012 average employees with temp work contracts were 59 units (58 in Italy and 1 outside Italy).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

The Group’s employees at December 31, 2013 and 2012 were as follows:

	As of December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	53,155	54,419	(1,264)	(2.3)
Employees—Foreign	12,468	11,962	506	4.2

Total Employees(1)	65,623	66,381	(758)	(1.1)

Non-current assets held for sale (Sofora—Telecom Argentina group)	16,575	16,803	(228)	(1.4)

Total Employees—including Non-current assets held for sale (Sofora—Telecom Argentina) (1)	82,198	83,184	(986)	(1.2)

(1)	Includes employees with temporary work contracts: 4 units at December 31, 2013 and 40 units at December 31, 2012.

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	380	501	(121)	(24.2)
Provision charges	100	197	(97)	(49.2)
Indirect duties and taxes	128	119	9	7.6
TLC operating fees	482	548	(66)	(12.0)
Penalties, compensation and administrative sanctions	72	29	43	148.3
Association dues and fees, donations, scholarships and traineeships	22	25	(3)	(12.0)
Sundry expenses	134	55	79	143.6

Total other operating expenses	1,318	1,474	(156)	(10.6)

% on Revenues	5.6	5.7

Other operating expenses were 1,318 million euros in 2013 compared to 1,474 million euros in 2012, a decrease of 156 million euros.

This decrease was primarily attributable to the Brazil Business Unit (-87 million euros, including an exchange rate effect of 90 million euros due to the strengthening of the Euro against the Brazilian reais) and to the Domestic Business Unit (-52 million euros, including 84 million euros relating to the estimate of the charges connected with the fine imposed by the Italian Antitrust Authority (AGCM) – challenged by Telecom Italia – relating to the A428 proceedings).

In detail:

•

writedowns and expenses in connection with credit management (380 million euros; 501 million euros in 2012) include 290 million euros relating to the Domestic Business Unit (378 million euros in 2012) and 84 million euros related to the Brazil Business Unit (100 million euros in 2012);

•

provision charges (100 million euros; 197 million euros in 2012) include 81 million euros relating to the Brazil Business Unit (91 million euros in 2012), and 17 million euros to the Domestic Business Unit (103 million euros in 2012);

•

telecommunications operating fees and charges (482 million euros; 548 million euros in 2012) include 424 million euros relating to the Brazil Business Unit (487 million euros in 2012), and 57 million euros relating to the Domestic Business Unit (59 million euros in 2012);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•

sundry expenses, amounting to 134 million euros (55 million euros in 2012) mainly relate to the Domestic Business Unit and include 84 million euros relating to the estimate of the charges for the aforementioned fine imposed by the Italian Antitrust Authority (AGCM) on conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Regional Administrative Court of Lazio (TAR).

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

The reduction in overall depreciation and amortization was attributable to:

•

Brazil Business Unit (-74 million euros, which, included an exchange rate effect of 128 million euros, due to the stronger Euro). Net of this exchange rate effect, depreciation and amortization would have increased by +54 million euros;

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

This item showed a loss of 82 million euros and consisted of the net balance of the following:

•

the realized loss, including incidental costs, of 100 million euros from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013. The overall impact of the sale, comprising the performance of La7 S.r.l. until the transaction date, was approximately -125 million euros for 2013, inclusive of non-controlling interests. This amount included the post closing price adjustment of 4.8 million euros, paid to Telecom Italia Media by the Cairo Communication group on October 25, 2013;

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

In 2012 this item was positive for 52 million euros and essentially related to the gain in connection with the completion of the sale of Matrix on October 31, 2012, totaling 49 million euros, net of incidental costs.

•	Net impairment losses on non-current assets

Net impairment losses on non-current assets amounted to 2,187 million euros and were related to the impairment loss on the goodwill allocated to the Core Domestic Cash Generating Unit, within the Domestic Business Unit.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

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

In 2012 this item amounted to 4,179 million euros and was essentially related to the goodwill impairment loss allocated to the Core Domestic Cash Generating Unit in the Domestic Business Unit (4,016 million euros) and the overall impairment loss on non-current assets and goodwill (157 million euros) in the Media Business Unit.

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

This increase was due to the net effect resulting from the change in certain non-monetary items, of a valuation and accounting nature, linked in particular to hedge accounting, which was offset in part by the decrease in finance expenses due to the reduction in net financial debt.

In particular, the following is noted:

•	the reduction in finance expenses related to the decrease in net financial debt;

•

an increase in the balance of finance expenses linked to the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation (unrealized accounting changes which do not result in any actual monetary settlement) which were offset by the positive effect, of approximately 25 million euros (gross of taxes), resulting from the adoption of IFRS 13 starting with the fiscal year 2013. As this standard requires the reflection of the risk of breach by Telecom Italia and its bank counterparts, its introduction generated a positive effect on the Group, as the debt positions in the derivatives portfolio, which are higher than the credit positions, are reduced in order to reflect this risk;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

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

•

starting from January 1, 2013, finance expenses incurred through the acquisition, by the Domestic Business Unit, of user licenses to LTE mobile frequencies were no longer capitalized as the assets to which they refer came into use during the 2013 fiscal year.

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

The item totaled 1,111 million euros, an increase of 25 million euros compared to 2012 (1,086 million euros). In 2012 the item benefited from the recognition of credits of 319 million euros relating to previous years for the IRES tax refund relating to the IRAP tax calculated on labor costs (Law Decree 16/2012). Net of this effect, the tax expenses for the year 2013 would have been lower than the previous year by 294 million euros mainly due to the lower tax base of the Parent Telecom Italia and, to a lesser extent, of the Brazil Business Unit which was also affected by the negative exchange differences of approximately 37 million euros.

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On November 13, 2013, the Telecom Italia Group accepted the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora—Telecom Argentina group. As a result, with effect from the preparation of the Group’s financial statements for 2013, the Sofora—Telecom Argentina group has been classified under Discontinued operations/Non-current assets held for sale.

In 2013 the item Profit (loss) from Discontinued operations/Non-current assets held for sale showed a profit of 341 million euros (a profit of 102 million euros in 2012) and consisted of:

•

the positive contribution to the consolidation by the Sofora—Telecom Argentina group of 378 million euros (positive of 99 million euros in 2012; reflecting the full loss of 253 million euros for the complete impairment of the goodwill and for the partial impairment of the customer relationships, recognized by Telecom Italia Group upon acquisition of control);

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

Starting from 2014, the Domestic Business Unit includes the Olivetti group, in addition to Core Domestic and International Wholesale. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating the products and services offered by the Olivetti group as complements to those offered by Telecom Italia in the domestic market. Accordingly, the figures for 2013 and 2012 have been restated on a consistent basis.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	16,388	18,109	(1,721)	(9.5)
Operating profit (loss)	1,985	1,013	972	96.0
% of Revenues	12.1	5.6
Employees at year-end (units)	53,377	54,002	(625)	(1.2)

Revenues

Revenues decreased by 1,721 million euros, or 9.5%, from 18,109 million euros in 2012 to 16,388 million euros in 2013.

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

The aforementioned trend of decline in revenues was primarily due to the decrease in revenues from traditional services (voice, messaging, circuit data transmission), which was only marginally offset by the growth in innovative services, particularly Fixed-line Broadband, ICT and Mobile Internet.

The following table sets forth the Domestic Business Unit’s revenues by market segment/business area for the years ended December 31, 2013 and 2012.

•	Core Domestic

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	15,269	16,933	(1,664)	(9.8)
Consumer(1)	8,024	8,835	(811)	(9.2)
Business(2)	5,211	5,879	(668)	(11.4)
National Wholesale	1,897	2,052	(155)	(7.6)
Other(1)	137	167	(30)	(18.0)
Operating profit (loss)	1,888	958	930	97.1
% of Revenues	12.4	5.7
Employees at year-end (units)	51,954	52,289	(335)	(0.6)

(1)	2013 and 2012 figures for the Consumer and Other segments doesn’t take into account some reclassifications made in 2014.
(2)	Includes, starting from January 1, 2013, Top customers revenues. Figures for 2012 have been reclassified for purposes of comparison.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•

Consumer: revenues for the Consumer segment in 2013 amount to 8,024 million euros, a decrease of 811 million euros compared to 2012 (-9.2%). The decrease in revenues for 2013 was mainly attributable to revenues from Mobile services (-693 million euros, -16.2%), particularly traditional voice services (-660 million euros, comprising -319 million euros attributable to the reduction in MTR) and Messaging services (-95 million euros), only partially offset by the steady growth in Mobile Internet browsing (+74 million euros, +12.1% compared with 2012). Fixed-line services also reported a decrease in 2013 of -183 million euros (-4.3%) entirely attributable to the reduction in Voice revenues (-205 million euros, as a result of the decrease in customers/accesses and the reduction in traffic usage), only partly offset by higher Broadband revenues (+28 million euros, due to the market share remaining stable and the positive performance of the ARPU, boosted by the increased weight of customers with bundle/flat deals). The decline in the fourth quarter of 2013 compared with the previous periods slowed to (-8.2% compared with -9.5% in the third quarter and -9.5% in the first half), primarily in the Mobile business. Though the latter still showed a sharp decline in revenues due to strong competition and the resulting pressure on prices and churn rates, which were particularly strong in the first half of 2013, the trend slowed starting from the third quarter of 2013, due to a weaker impact of the reduction in MTR and—to a lesser extent—an improvement in the commercial performance and stabilization of the market share;

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

•	International Wholesale

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,263	1,393	(130)	(9.3)
Operating profit	102	121	(19)	(15.7)
% of Revenues	8.1	8.7
Employees at year-end (units)	741	935	(194)	(20.7)

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

•	Olivetti

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	265	280	(15)	(5.4)
Operating profit (loss)	(8)	(65)	57	87.7
% of Revenues	(3.0)	(23.2)
Employees at year-end (units)	682	778	(96)	(12.3)

Revenues for 2013 were 265 million euros, down 15 million euros, or 5.4%, compared to 2012 (280 million euros).

The decrease in revenues was largely due to lower sales of copying and printing on the Italian market (around 13 million euros), where customers of SMEs and independent professionals continued to be affected by the weak macroeconomic environment, a decrease of approximately 6 million euros in revenues from systems and specialized applications (in the previous year, this segment benefited from 10 million euros in revenues relating to an order for the sale and installation of geolocation equipment), and lower sales of inkjet products of around 6 million euros as a result of the liquidation process. These reductions were partially offset by an increase—particularly in the Italian market—in revenues from new cloud services and solutions (+7 million euros).

Operating profit

Operating profit was 1,985 million euros in 2013, compared to 1,013 million euros in 2012, up 972 million euros. This improvement in 2013 is mainly due to the lower goodwill impairment loss of 2,187 million euros in 2013 attributable to the Core Domestic Cash-Generating Unit compared to a goodwill write-off of 4,016 million euros in 2012.

The operating profit was impacted by the change in the following line items as reflected in the table below.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	6,054	6,632	(578)	(8.7)
Employee benefits expenses	2,711	2,900	(189)	(6.5)
Other operating expenses	670	722	(52)	(7.2)

In detail:

•

acquisition of goods and services decreased by 578 million euros (-8.7%) compared to 2012. This reduction was mainly due to a decline in revenues due to other TLC operators, owing principally to the reduction in Mobile termination rates, but also to efficiency measures and cost containment;

•

employee benefits expenses decreased by 189 million euros compared with 2012, mainly due to lower ordinary personnel costs, resulting from the decrease in the average workforce of 3,110 employees compared to 2012, (of which -851 full-time equivalents deriving from the application of the “Solidarity Contracts” by the Parent, TI Information Technology and Olivetti), which was offset by higher restructuring expenses compared with 2012 totaling 9 million euros. In 2013, these expenses amounted to 19 million euros (10 million euros in 2012) and referred to the framework agreement signed by the Parent Telecom Italia S.p.A. with the trade unions on March 27, 2013 and the agreement signed by the company Advanced Caring Center with the trade unions on December 5, 2013;

•

other operating expenses decreased by 52 million euros compared to 2012, mainly due to the reduction in provision charges and write-downs and expenses in connection with credit management. The effects of these were partly offset by the increase in sundry expenses, which included 84 million euros relating to the

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

estimate of the charges for the fine imposed by the Italian Antitrust Authority (“AGCM”) upon conclusion of the A428 proceedings; Telecom Italia has lodged an appeal against the fine before the Administrative Court (TAR) of Lazio

Details of other operating expenses are shown in the table below:

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	290	378	(88)	(23.3)
Provision charges	17	103	(86)	(83.5)
TLC operating fees and charges	57	59	(2)	(3.4)
Indirect duties and taxes	104	103	1	1.0
Sundry expenses	202	79	123	155.7

Total	670	722	(52)	(7.2)

Employees

Employees were 53,377 as of December 31, 2013, a reduction of 625 units compared to December 31, 2012.

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	2013	2012	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	6,945	7,477	19,921	18,764	1,157	6.2
Operating profit	858	966	2,460	2,424	36	1.5
% of Revenues	12.3	12.9	12.3	12.9
Employees at year-end (units)	12,140	11,622	12,140	11,622	518	4.5

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

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

•

employee benefits expenses, were 1,000 million Brazilian reais, up 135 million Brazilian reais compared to 2012 (+15.6%). The average salaried workforce grew from 10,051 units in 2012 to 10,657 units in 2013. The percentage of employee benefits expenses to revenues was 5% in 2013, increasing 0.4 percentage points compared to 2012;

•

other operating expenses were 1,812 million Brazilian reais, an increase of 0.4% (1,804 million Brazilian reais in 2012). Such expenses are set forth in the table below for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	240	251	(11)	(4.4)
Accruals to provisions	234	228	6	2.6
TLC operating fees	1,217	1,223	(6)	(0.5)
Indirect duties and taxes	57	30	27	90.0
Sundry expenses	64	72	(8)	(11.1)

Total	1,812	1,804	8	0.4

Employees

Employees were 12,140 at December 31, 2013, an increase of 518 units compared to December 31, 2012 (11,622 units).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

❖	MEDIA

The following table sets forth certain financial and other data for the Media Business Unit for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	124	222	(98)	(44.1)
Operating profit (loss)(*)	(132)	(263)	131	49.8
% of Revenues	(106.5)	(118.5)
Employees at year-end (units)(**)	84	735	(651)	(88.6)

(*)

Operating profit (loss) of the Media Business Unit was negatively impacted by 100 million euros from the loss realized on the sale of LA7 S.r.l. on April 30, 2013 and positively impacted by 3 million euros from the gain realized on the sale of MTV Italia S.r.l. on September 12, 2013.

(**)	Includes employees with temp work contracts: 36 at December 31, 2012 (nil at December 31, 2013).

At December 31, 2013, the three Digital Multiplexes of Persidera (formerly Telecom Italia Media Broadcasting) covered 95.2% of the Italian population.

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

The broadcaster was sold at a price of approximately 1 million euros. Prior to the transfer of the investment, La7 S.r.l. was recapitalized by Telecom Italia Media S.p.A. in order to ensure that, at the date of the sale, the company had a positive net financial position of not less than 88 million euros. The recapitalization also contributed to giving La7 S.r.l. an agreed equity of 138 million euros.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

Lastly, the parties agreed on the long-term renewal of the supply of transmission capacity and services by Persidera S.p.A. (formerly Telecom Italia Media Broadcasting S.r.l.) to MTV Italia S.r.l.

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

In light of the sales of La7 S.r.l. and MTV Italia S.r.l., the table below shows figures for 2013 and 2012, restated to exclude the results of both companies.

	Year ended December 31,
	2013	2012	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	72	75	(3)	(4.0)
Operating profit (loss)	2	(64)	66	n.s.
% of Revenues	2.8	(85.3)
Employees at year-end (units)	84	87	(3)	(3.4)

Revenues

Revenues amounted to 72 million euros in 2013, decreasing 3 million euros compared to 75 million euros in 2012.

Operating proft (loss)

Operating result was a positive 2 million euros compared to a negative 64 million euros for 2012, representing an improvement of 66 million euros. This result was mainly due to the recognition in 2012 of the goodwill impairment loss (70 million euros) as a result of the 2012 impairment test. The change in operating result was also impacted by the small reduction in revenues as well as an overall increase in operating expenses mainly attributable to the network operator and primarily relating to several provisions pertaining to trade receivables and future expenses.

Employees

Employees were 84 at December 31, 2013, a decrease of 3 units compared to December 31, 2012 (87 units).

❖	Discontinued operations/Non-current assets held for sale (Sofora—Telecom Argentina group)

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group, held by Telecom Italia and through its subsidiaries Telecom Italia International and Tierra Argentea. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), during the fourth quarter of 2013 the Sofora—Telecom Argentina group has been treated as Discontinued operations/Non-current assets held for sale. The 2012 data under comparison have been restated on a consistent basis.

The following table sets forth certain financial and other data for the Sofora—Telecom Argentina group for the years ended December 31, 2013 and 2012. The average exchange rates used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) are 7.27875 in 2013 and 5.84408 in 2012.

	Year ended December 31,
	2013	2012	2013	2012	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Argentine pesos, except percentages and employees)
Revenues	3,749	3,784	27,286	22,116	5,170	23.4
Operating profit	518	214	3,774	1,253	2,521	201.2
% of Revenues	13.8	5.7	13.8	5.7
Employees at year-end (units)	16,575	16,803	16,575	16,803	(228)	(1.4)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2014

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

Furthermore, in 2012 the goodwill recognized at the time control was acquired by the Telecom Italia Group (979 million pesos) was completely impaired and partial impairment was recorded for customer relationships (501 million pesos). In 2013, impairment losses on non-current assets amounted to 172 million pesos, mainly relating to several business projects and IT platforms that the Telecom Argentina group decided to abandon.

Further details are provided in the “Note—Discontinued operations/Non-current assets held sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

Furthermore, the Telecom Italia Group has a centralized financial risk management policy for market, credit and liquidity risks. For additional details on funding and treasury policies and risk policies reference should be made to the “Note—Financial Assets (non-current and current)” and “Note—Financial risk management” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

For additional details, reference should be made to the “Note—Financial Assets (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Cash flows from (used in) operating activities	5,197	6,741	7,701
Cash flows from (used in) investing activities	(5,710)	(3,811)	(3,982)
Cash flows from (used in) financing activities	(273)	(3,632)	(2,716)
Cash flows from (used in) discontinued operations/non-current assets held for sale(*)	(499)	127	(29)

Aggregate cash flows (A)	(1,285)	(575)	974
Net cash and cash equivalents at beginning of the year(**) (B)	6,296	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents (C)	(101)	(526)	(247)

Net cash and cash equivalents at end of the year(**) (D=A+B+C)	4,910	6,296	7,397

(*)	For further details please see the Note “Discontinued operations/non-current assets held for sale” of the Consolidated Financial Statements included elsewhere in this Annual Report.
(**)

For further details please see the Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012 of the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows from operating activities. Cash flows from operating activities were 5,197 million euros in 2014, 6,741 million euros in 2013 and 7,701 million euros in 2012.

2014 compared to 2013

The decrease of 1,544 million euros in 2014 compared to 2013 was attributable to:

•

a negative effect of impairment losses (reversals) on non-current assets (including investments) of 2,184 million euros (a net source of 13 million euros in 2014 compared to a net source of 2,197 million euros in 2013, of which 2,187 million euros related to the impairment loss on the goodwill allocated to the Domestic Business Unit);

•

a negative effect of change in trade receivable and net amounts due from customers on construction contracts equal to 1,199 million euros (a net use of 125 million euros in 2014 compared to a net source of 1,074 million euros in 2013);

•

a negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of 315 million euros (a net use of 583 million euros in 2014 compared to a net use of 268 million euros in 2013);

•	a decrease in depreciation and amortization of 269 million euros (4,284 million euros in 2014 compared to 4,553 million euros in 2013);

•	a negative effect of net change in deferred tax assets and liabilities equal to 160 million euros (a net source of 187 million euros in 2014 compared to a net source of 347 million euros in 2013);

•

a negative effect of losses (gains) realized on disposals of non-current assets (including investments) of 111 million euros (a net use of 29 million euros in 2014 compared to a net source of 82 million euros in 2013); and

•	a negative effect of change in provisions for employee benefits of 10 million euros (a net use of 59 million euros in 2014 compared to a net use of 49 million euros in 2013).

Such decreases in cash flows were offset in part by:

•	an improvement in profit (loss) from continuing operations of 1,998 million euros (a profit of 1,419 million euros in 2014 compared to a loss of 579 million euros in 2013);

•	a positive effect of net change in current income tax receivables/payables equal to 459 million euros (a net source of 355 million euros in 2014 compared to a net use of 104 million euros in 2013);

•	a positive effect of change in trade payables of 164 million euros (a net use of 325 million euros in 2014 compared to a net use of 489 million euros in 2013);

•	a positive effect of change in inventories of 78 million euros (a source of 55 million euros in 2014 compared to a use of 23 million euros in 2013); and

•

a positive effect of share of losses (profits) of associates and joint ventures accounted for using the equity method of 5 million euros (a net source of 5 million euros in 2014 compared to no effect in 2013).

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

•

a positive effect in losses (gains) realized on disposals of non-current assets (including investments) of 135 million euros (a net source of 82 million euros in 2013 compared to a net use of 53 million euros in 2012); and

•	a positive effect of net change in deferred tax assets and liabilities equal to 68 million euros (a net source of 347 million euros in 2013 compared to a net source of 279 million euros in 2012).

Cash flows used in investing activities. Cash flows used in investing activities were 5,710 million euros in 2014, 3,811 million euros in 2013 and 3,982 million euros in 2012.

2014 compared to 2013

The increase in cash used in investing activities in 2014 compared to 2013 of 1,899 million euros was due to:

•	an increase in capital expenditures (intangible and tangible assets on a cash basis) of 268 million euros (4,659 million euros in 2014 compared to 4,391 million euros in 2013);

•	a negative effect of change in financial receivables and other financial assets of 1,722 million euros (a net use of 1,118 million euros in 2014 compared to a net source of 604 million euros in 2013);

•

a decrease of 10 million euros in proceeds from sale/repayments of intangible, tangible and other non-current assets (a net source of 78 million euros in 2014 compared to a net source of 88 million euros in 2013);

•	an increase of acquisitions/disposals of other investments of 2 million euros (a net use of 2 million euros in 2014 compared to nil in 2013); and

•	an increase in acquisition of control of companies or other businesses, net of cash acquired of 1 million euros (a net use of 9 million euros in 2014 compared to a net use of 8 million euros in 2013).

Such effects were offset by:

•

a decrease of 104 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (nil in 2014 compared to a net use of 104 million euros in 2013).

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

Such effects were offset by:

•

a decrease of 144 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (a net use of 104 million euros in 2013 compared to a net source of 40 million euros in 2012);

•

a negative effect of change in financial receivables and other financial assets of 12 million euros (a net source of 604 million euros in 2013 compared to a net source of 616 million euros in 2012); and

•

a negative effect due to acquisition of control of companies or other businesses, net of cash acquired of 1 million euros (a net use of 8 million euros in 2013 compared to a net use of 7 million euros in 2012).

Cash flows used in financing activities. Cash flows used in financing activities were 273 million euros in 2014, 3,632 million euros in 2013 and 2,716 million euros in 2012.

Cash flows used in financing activities in 2014 of 273 million euros reflected mainly the following:

•

a net use in financial liabilities and other of 195 million euros, as a result of the issuance of new debt (4,377 million euros), the change in current financial liabilities and other (a net source of 1,305 million euros) and the repayments of non-current financial liabilities (5,877 million euros); and

•	the payment of dividends of 252 million euros.

Cash flows used in financing activities in 2013 of 3,632 million euros reflected mainly the following:

•

a net use in financial liabilities and other of 3,183 million euros, as a result of the issuance of new debt (4,153 million euros), the change in current financial liabilities and other (a net use of 1,785 million euros) and the repayments of non-current financial liabilities (5,551 million euros); and

•	the payment of dividends of 537 million euros.

5.3.2 CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “5.2.3—Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2014 Net Financial Debt was 28,021 million euros compared to 27,942 million euros at December 31, 2013 (an increase of 79 million euros).

The net financial position of Telecom Italia is independent of that of Telco and Telecom Italia has no obligation to repay the debt held by Telco since they are two distinct legal entities.

In our 2015-2017 Plan we confirmed as one of our strategic priorities the gradual deleveraging to reduce the Group’s Net Financial Debt.

Please see “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which could cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information—3.1 Risk Factors”.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

There can be no assurance that we will be able to achieve the financial targets we have established.

Net Financial Debt as of December 31, 2014, 2013 and 2012 is set forth in the following table.

	As of December 31,
	2014	2013	2012
	(millions of euros)
Non-current financial liabilities	32,325	31,084	34,091
Current financial liabilities	4,686	6,119	6,150
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	43	27	—

GROSS FINANCIAL DEBT (A)	37,054	37,230	40,241

NON-CURRENT FINANCIAL ASSETS (B)	(2,445)	(1,256)	(2,496)

Current financial asset:
Securities other than investments (current assets)	(1,300)	(1,348)	(754)
Financial receivables and other current financial assets	(311)	(283)	(502)
Cash and cash equivalents	(4,812)	(5,744)	(7,436)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(165)	(657)	—

TOTAL CURRENT FINANCIAL ASSETS (C)	(6,588)	(8,032)	(8,692)

FINANCIAL ASSETS (D=B+C)	(9,033)	(9,288)	(11,188)

NET FINANCIAL DEBT (A+D)	28,021	27,942	29,053

The non-current portion of gross financial debt was 32,325 million euros at December 31, 2014 (31,084 million euros at December 31, 2013 and 34,091 million euros at December 31, 2012) and corresponds to 87.2% of total gross financial debt.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. It should be stressed that such instruments are not used for speculative purposes and all have an underlying, which is hedged.

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

In managing market risks, the Group has adopted the Guidelines for the “Management and control of financial risk” and mainly uses Interest Rate Swaps (IRS), and Cross Currency Interest Rate Swaps (CCIRS).

Volatility in the levels of interest rates and exchange rates since the fourth quarter of 2008 due to the financial crisis, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

CHANGE IN NET FINANCIAL DEBT DURING 2014

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2014:

(millions of euros)
Net financial debt as of December 31, 2013	27,942
Capital expenditures	4,984
Dividends paid	252
Financial investments	32
Share capital increases/decreases	(14)
Disposal of investments and other divestitures	238
Cash flows from operating activities, net of other uses (sources)	(5,413)

Net change in 2014	79

Net financial debt as of December 31, 2014	28,021

In particular:

•	Capital expenditures on an accrual basis were 4,984 million euros in 2014, an increase of 584 million euros compared to 2013. The breakdown is as follows:

	Year ended December 31,
	2014		2013		Changes
	(a)	% of total	(b)	% of total	(a-b)
	(millions of euros, except percentages)
Domestic(*)	2,783	55.8	3,031	68.9	(248)
Brazil	2,195	44.0	1,349	30.7	846
Media and other activities(*)	6	0.2	20	0.4	(14)
Adjustments	—		—	—	—

Total consolidated capital expenditures	4,984	100.0	4,400	100.0	584

% on revenues	23.1		18.8

(*)	Starting from 2014, the Domestic Business Unit also includes the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

In particular:

•

the Domestic Business Unit reported a decline of 248 million euros in capital expenditures in 2014. This reduction was entirely attributable to the more traditional components of capital expenditures, and involved the abandonment of several platforms and the simplification of various industrial processes. A portion of these savings was targeted to the development of next generation networks (LTE and fiber, +156 million euros);

•

the Brazil Business Unit reported an increase of 846 million euros in capital expenditures in 2014 (including a negative exchange rate effect of 110 million euros). The increase was essentially attributable to the allocation at the end of 2014 of the user rights for the 700MHz frequency for the development of the fourth-generation network on LTE technology, and the related incidental costs, as well as the costs for cleaning up the frequencies (freeing up of the spectrum licensed) totaling 936 million euros.

•	Financial investments amounted to 32 million euros and mainly consisted of:

•

9 million euros for the acquisition of control by Telecom Italia S.p.A. over the company Trentino NGN S.r.l. as the difference between the price paid (17 million euros) and the net cash acquired (8 million euros); and

•	21 million euros, for the acquisition of the controlling interest in Rete A S.p.A. now merged into Persidera S.p.A. (Media Business Unit).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	Disposal of investments and other divestitures amounted to 238 million euros in 2014 and principally relates to:

•	the receipt of 71 million euros, already net of the 4 million euros pledged as security, from the sale by Telecom Italia S.p.A. of a property located in Milan; and

•

the receipt of 160 million euros from the sale to Fintech of the 17% non-controlling interest in the Sofora capital; the amount does not include the other assets transferred at the same time as the shares, for an amount of around 10 million euros.

***

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

Sales of receivables to factoring companies completed during 2014 resulted in a positive effect on net financial debt at December 31, 2014 of 1,316 million euros (1,434 million euros at December 31, 2013). On August 4, 2014, Telecom Italia S.p.A. sold IRES tax receivables without recourse for 303 million euros. The sale of these receivables, which had arisen in 2012 pursuant to Decree Law 16/2012 and were recognized in the 2012 financial statements, generated net proceeds and a positive impact on financial debt of 231 million euros.

CHANGE IN NET FINANCIAL DEBT DURING 2013

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2013:

(millions of euros)
Net financial debt as of December 31, 2012	29,053
Capital expenditures	4,400
Dividends paid	537
Financial investments	9
Share capital increases/decreases	(9)
Disposal of investments and other divestitures	62
Cash flows from operating activities, net of other uses (sources)	(6,110)

Net change in 2013	(1,111)

Net financial debt as of December 31, 2013	27,942

In particular:

•	Capital expenditures on an accrual basis were 4,400 million euros in 2013, a decrease of 239 million euros compared to 2012. The breakdown is as follows:

	Year ended December 31,
	2013		2012		Changes
	(a)	% of total	(b)	% of total	(a-b)
	(millions of euros, except percentages)
Domestic(*)	3,031	68.9	3,075	66.3	(44)
Brazil	1,349	30.7	1,500	32.3	(151)
Media, and other activities(*)	20	0.4	64	1.4	(44)
Adjustments	—	—	—	—	—

Total consolidated capital expenditures	4,400	100.0	4,639	100.0	(239)

% on revenues	18.8		18.0

(*)	Starting from 2014, the Domestic Business Unit also includes the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative periods have been adjusted accordingly.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In particular:

•

the Domestic Business Unit reported a decline of 44 million euros in capital expenditures in 2013 substantially in line with the previous year; the increase in capital expenditures related to the progress of the plans for the creation of next generation networks (LTE and fiber) was more than offset by less demand for deliveries of new installations due to a slowdown in Fixed-line access sales;

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

Gross Financial Debt

On a consolidated basis, at December 31, 2014, our gross financial debt amounted to 37,054 million euros (37,230 million euros at December 31, 2013) and included non-current financial liabilities (long-term debt) of 32,325 million euros (31,084 million euros at December 31, 2013), current financial liabilities (short-term debt) of 4,686 million euros (6,119 million euros at December 31, 2013) and financial liabilities directly associated with Discontinued operations/Non-current assets held for sale of 43 million euros (27 million euros at December 31, 2013).

As of December 31, 2014, approximately 64.6% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling, Brazilian Reais and Japanese Yen.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2014		As of December 31, 2013
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	9,924	8,174	8,925	6,472
GBP	2,539	3,260	2,536	3,043
BRL	4,799	1,488	3,258	1,008
JPY	19,919	137	19,873	137
ARS	—	—	64	7
EURO		23,952		26,536

		37,011		37,203
Discontinued operations/Non-current assets held for sale		43		27

Total gross financial debt		37,054		37,230

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

The following table highlights the utilization of the above mentioned EMTN Programme at the end of 2014.

			As of December 31, 2014
			EMTN Programme
			(millions of euros)
Total amount of the program (max outstanding notes)	(A	)	20,000.00

Notes and bonds issued			24,802.79
Notes and bonds repaid			(8,828.70)

Net utilization of the program	(B	)	15,974.09

Remaining available amount of the program	(A-B	)	4,025.91

Notes and bonds

At December 31, 2014 we had notes and bonds outstanding of 26,085 million euros (26,027 million euros at December 31, 2013). Their nominal repayment amount was 24,914 million euros, an increase of 29 million euros compared to December 31, 2013 (24,885 million euros).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Changes in bonds during 2014 were as follows:

	Currency	Amount (millions)	Issue date
NEW ISSUES
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 1/25/2021	Euro	1,000	01/23/2014
Telecom Italia S.p.A. 1,500 million USD 5.303% maturing 5/30/2014	USD	1,500	05/30/2014

	Currency	Amount (millions)	Repayment date
REPAYMENTS
Telecom Italia S.p.A. 7.875% 284 million euros(1)	Euro	284	01/22/2014
Telecom Italia S.p.A. 7.750% 750 million euros(2)	Euro	750	03/03/2014
Telecom Italia S.p.A. 4.750% 501 million euros(3)	Euro	501	05/19/2014
Telecom Italia Capital S.A. 6.175% 779 million USD(4)	USD	779	06/18/2014
Telecom Italia Capital S.A. 4.950% 528 million USD(5)	USD	528	09/30/2014

(1)	Net of buybacks by the Company for 216 million euros during 2012.

(2)

Telecom Italia decided to use the right to early redemption linked to a change in method by a raking agency which leads to a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the regulations on securities.

(3)	Net of buybacks by the Company of 249 million euros during 2008, 2012 and 2014.

(4)	Net of buybacks by Telecom Italia S.p.A. of USD 221 million during 2013.

(5)	Net of buybacks by Telecom Italia S.p.A. of USD 722 million during 2013.

On March 18, 2014, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between May 2014 and March 2016, buying back a total nominal amount of 599 million euros.

Details of the bond issues bought back are provided below:

	Principal amount outstanding prior to the Tender Offer	Principal amount repurchased	Buyback price
Bond Title
Telecom Italia S.p.A. 4.75% 750 million euros, due May 2014	Euro 556,800,000	Euro 56,150,000	100.700%
Telecom Italia S.p.A. 4.625% 750 million euros, due June 2015	Euro 750,000,000	Euro 172,299,000	104.370%
Telecom Italia S.p.A. 5.125% 1,000 million euros, due January 2016	Euro 1,000,000,000	Euro 228,450,000	106.587%
Telecom Italia S.p.A. 8.25% 850 million euros, due March 2016	Euro 850,000,000	Euro 142,020,000	112.913%

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2014, the amount was 196 million euros (nominal amount) and decreased by 2 million euros compared to December 31, 2013 (198 million euros).

For further details about the outstanding notes and bonds as of December 31, 2014 please see also “Note—Financial liabilities (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2014.

	As of December 31, 2014		As of December 31, 2013
	Committed	Drawdown	Committed	Drawdown
	(billions of euros)
Revolving Credit Facility—expiring August 2014			8.00	1.50
Revolving Credit Facility—expiring May 2017	4.00
Revolving Credit Facility—expiring March 2018	3.00

Total	7.00	—	8.00	1.50

On August 1, 2014, i.e. the date of expiry of the 8 billion euros committed Revolving Credit Facility, the amount drawn down of 1.5 billion euros was repaid.

On May 24, 2012 and on March 25, 2013, Telecom Italia S.p.A. had extended the Revolving Credit Facility amounting to 8 billion euros and expiring in August 2014 (“2014 RCF”) by 4 and 3 billion euros respectively, through two Forward Start Facilities that would come into force at the end of the 2014 RCF.

On August 1, 2014, two Revolving Credit Facilities became available for drawdown with total commitments of 7 billion euros.

Telecom Italia also has a bilateral Term Loan expiring August 3, 2016, for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

On October 20, 2014, a bilateral Term Loan was signed with Cassa Depositi e Prestiti for an amount of 150 million euros with a 5-year expiry, drawn down for the full amount.

On November 10, 2014, a bilateral Term Loan was signed with Mediobanca for an amount of 200 million euros with a 5-year expiry, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.10 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.4%.

For further details about the maturities of financial liabilities in terms of the expected nominal repayment amounts, as contractually agreed, please see below “Contractual Obligations and Commitments”.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 13,112 million euros at December 31, 2014 (net of 135 million euros related to Discontinued Operations/Non-current assets held for sale), corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 6,112 million euros (7,092 million euros at December 31, 2013), and the committed credit lines, mentioned above, of which a total of 7,000 million euros had not been drawn down. This margin is sufficient to cover the Group’s Financial Liabilities due over the next 24 months. The reduction in “Cash and cash equivalents” compared to December 31, 2013 reflected the trend in repayments/new issues, as well as the use of liquidity to repurchase Group bonds.

In particular:

•

Cash and cash equivalents amounted to 4,812 million euros (5,744 million euros at December 31, 2013). The different technical forms of investing available cash at December 31, 2014 can be analyzed as follows:

•	Maturities: all deposits have a maximum maturity of three months;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•

Counterpart risk: deposits by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

•

Securities other than investments amounted to 1,300 million euros (1,348 million euros at December 31, 2013). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They consist of 254 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 656 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 385 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force.

For further details please see “Note—Financial Risk Management” of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Treasury policies

The Group uses a variety of instruments to finance its operations and raise liquidity, in particular bond issues, alongside committed and uncommitted bank lines.

Off-Balance Sheet Arrangements

As of December 31, 2014, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Guarantees net of back-to-back guarantees received amounted to 10 million euros.

The guarantees provided by third parties to Group companies, amounting to 5,985 million euros, consisted of guarantee for loans received (2,599 million euros) and of performance under outstanding contracts (3,386 million euros).

Among the guarantees provided by banks and other financial institutions on behalf of Telecom Italia are two guarantees in favor of the Ministry of Economic Development for the auction to assign the user rights for the 800, 1800 and 2600MHz frequencies. The guarantees amount, respectively, to 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics) and 274 million euros (for the request to pay back the total amount owed over a period of 5 years). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

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

As of December 31, 2014, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2015	2016	2017	2018	2019	After 2019	Total
	(millions of euros)
Bonds(*)	1,970	1,879	2,963	2,324	3,165	11,313	23,614
Amounts due to banks, other financial payables and liabilities	1,248	830	966	976	1,481	1,192	6,693
Finance lease liabilities	156	145	138	136	136	425	1,136

Total	3,374	2,854	4,067	3,436	4,782	12,930	31,443
Current financial liabilities	454						454

Total (Discontinued Operations excluded)	3,828	2,854	4,067	3,436	4,782	12,930	31,897
Discontinued Operations	42						42

Total	3,870	2,854	4,067	3,436	4,782	12,930	31,939

(*)	The nominal repayment amounts exclude the cash settlement for the Mandatory Convertible Bonds because, at maturity in 2016, they will be mandatory convertible into Telecom Italia ordinary shares.

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.3.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units at December 31, 2014.

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Purchase of tangible assets:
Domestic	1,782	1,732	1,858
Brazil	774	766	908
Media and Other Operations	6	7	22
Adjustments and eliminations	—	—	—

Total purchase of tangible assets(1)	2,562	2,505	2,788
Purchase of intangible assets(2)	2,422	1,895	1,851

Total capital expenditures(3)	4,984	4,400	4,639

(1)	Purchase of tangible assets is mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(2)	Purchase of intangible assets includes expenditures for software for telecommunications systems and licenses.

(3)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

In the three years ended December 31, 2014, 2013 and 2012, cash flows from operating activities exceeded capital expenditures on an accrual basis. For further details please see “—5.3.2 Capital Resources”.

The capital expenditures planned for the 2015-2017 period at Telecom Italia Group level, will be approximately 14 billion euros, combining Italy and Brazil.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In particular:

•

Domestic Business Unit: investments in the three year period 2015-2017 will total approximately 10 billion euros, around 5 billion euros of which are targeted at innovative developments. The five areas of innovative technology development are:

•	2.9 billion euros will be dedicated to the development of fixed ultrabroadband with optic fiber;

•	900 million euros will be allocated to mobile ultrabroadband;

•	approximately 500 million euros planned for the creation of new Data Centers to support Cloud services and to introduce innovation in IT systems for new offer and business models;

•	200 million euros for the development of international connections in fiber (Telecom Italia Sparkle);

•	500 million euros for Transformation activities to simplify and upgrade the infrastructure, to achieve a structural reduction in operating costs.

•

Brazil Business Unit (Tim Brasil): total investment will be more than 14 billion reais (corresponding to over 4 billion euros, at current exchange rate) and will enable 4G coverage to be extended to over 15,000 sites, and 3G coverage to over 14,000 sites by 2017.

The Telecom Italia Group expects to fulfill its future commitments for capital expenditures both through the use of cash generated from operations and through additional source of capital.

* * *

For details about market risk disclosures please see “Item 11. Quantitative And Qualitative Disclosures About Market Risks”.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

5.4    RESEARCH, DEVELOPMENT AND INNOVATION

Telecom Italia: a strategically important group

Telecom Italia contributes to produce approximately 0.7% of the added value of Italian GDP(4) generating direct employment for around 50,000 people in Italy. This becomes even more significant when you consider the number of indirect employees. A total of around 100,000 people, corresponding to around 1% of employees in the whole private sector(5), are either directly or indirectly employed by the Group in Italy.

Telecom Italia operates the largest fixed voice and data infrastructure, covering the whole of Italy, and provides one of Italy’s most extensive and advanced mobile network platforms.

The Group works constantly to manage and update the infrastructure and technology it makes available to the country: Telecom Italia invests around 3 billion euros a year in Italy and is top of the national ranking based on the volume of investments(6).

During 2014 there was a significant increase in the speed of investments made by Telecom Italia in Next Generation Access Networks (NGAN) particularly due to technological innovation, which fundamentally changed the reference scenario. Solutions that bring fibre to the line splitter cabinet and then continue into the home using copper wires, known as FTTCab (Fibre to the Cabinet), are now considered to be fully-fledged next generation networks.

In the meantime, mobile network coverage of the whole Country with the new 4G/LTE standard, a significant evolution in response to the growing demand for high speed data, has almost been completed. This new mobile network technology provides greater transmission speed compared to the past and shorter response times, allowing a high degree of interactivity on the move. Download and upload speeds, which are already comparable to those of fixed line broadband networks, will be able to increase further as the performance of the devices and the availability of appropriate frequencies improve.

Therefore, having established the national fixed and mobile infrastructure in the past century and Italy’s broadband network in the first ten years of the new century, the challenge the Group now faces, as of the end of 2014, is to establish ultrabroadband networks, a major effort on which network technicians and engineers are now working every day.

The spread of broadband and ultrabroadband networks is a boost for the economic growth of countries. Many studies attest to the positive impact of broadband on GDP. The most reliable estimates indicate that a 10% increase in broadband coverage generates economic growth of between 0.25 and 1.38% of GDP(7).

Research and development activities

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. In 2014, the related details are as follows:

(millions of euros)
Research and development costs expensed during the year	55
Development costs capitalized	1,063

Total research and development costs (expensed and capitalized)	1,118

In 2014, there was a sharp increase in total research and development costs compared to 2013 (2013: 977 million euros), which was primarily due to the development and deployment of the next generation networks, such as LTE and NGAN.

(4)

Internal estimates of balance sheet data. A picture of the added value produced by Telecom Italia can also be found in the Mediobanca R&S Report entitled “Leading Italian Companies 2013” http://www.mbres.it/it/publications/leading-italian-companies.

(5)

The estimate of indirect employees is based on the results of the “Social Study 2013—The Economic Impact of BT in the United Kingdom and Scotland”, a report prepared by Regeneris for the BT Group in 2014.

(6)	Calculations based on Mediobanca data.

(7)	Impact of broadband on the economy: Research to Date and Policy Issues. ITU—2012.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

Moreover, in the separate consolidated income statement for the year 2014, amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 668 million euros in 2014.

For further information on expenditures for research and development activities please see also “Note—Other Information” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Research and development activities at Telecom Italia are carried out by the Information Technology, Engineering & TILab, Innovation & Industry Relations departments, which oversee the analysis of new technologies and the engineering of services offered to customers.

Also particularly important are the research laboratories and business incubators. TIM #WCAP is Telecom Italia’s open innovation structure that provides support and resources for ideas and projects that contribute to the future of entrepreneurship.

Since it was launched in 2009, TIM #WCAP has brought together over 7,000 projects, supported 220 start-ups and disbursed 4.5 million euros, and 21 start-ups have become suppliers to Telecom Italia, thus making a strong contribution to the whole digital economy supply chain.

Since 2013, TIM #WCAP has had 4 accelerators in the nerve centers of Italian digital innovation: Milan, Bologna, Rome and Catania. A total area of over 3,000 square meters provides start-ups with dedicated spaces to accelerate their development and the technical resources and infrastructures needed for them to grow and be launched onto the market.

The 2014 programme ended with 1,600 participants, 1,300 completed projects, including 67 international applications, the award of 41 business grants worth 25,000 euros each and access to the acceleration path in the 4 acceleration centers. During the course of the year, the TIM #WCAP programme was boosted by a major innovation: the new reward-based crowdfunding platform, on which projects and businesses can receive funding from the community.

The relevant stakeholders for research and development are:

•	the company departments involved (e.g. Marketing and Purchasing);

•	the suppliers, for the joint development of solutions in accordance with the technical requirements of Telecom Italia;

•	research centres and universities, for cooperation and joint projects;

•

the Ministries (Ministry for Economic Development and Ministry of Education, Universities and Research), the European Union and public authorities (e.g. the National Research Council, CNR, and local authorities) for projects funded through participation in competitive tenders, and partnership initiatives;

•	non-governmental organisations, associations, alliances and industry forums (e.g. GSMA, m-health) which bring together all the entities involved in the value chain of the specific market;

•	international research and development organisations (e.g. EURESCOM and the Joint Technology Initiatives).

Relevant Issues

The themes on which projects are developed, are identified on the basis of a Three-Year Technological Plan (the “Plan”), the reference document for the Group, which provides guidelines for the evolution of the network, platform and services.

Published annually, following a wide-ranging process including all the company departments involved, the Plan identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the Company’s strategies and highlights the emerging and cross-cutting technologies in other sectors that may be of interest to the Group.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

Projects and initiatives in this field can be divided into 4 macro-areas:

•	New generation networks;

•	Future Internet applications;

•	Positive environmental impacts;

•	Positive social impacts.

New Generation Network Projects

•

“Home and office cordless” telephone app for Wi-Fi voice calls via Fibre and ADSL Modem, featuring functions such as access to the contacts directory integrated with the original device, viewing of recent landline calls (received, made, missed) and access to supplementary services and voice mail.

•	The “187” app has been boosted by new functions intended to speed up the provision of technical and sales support to customers.

•	Light Cabling: a non-invasive cabling solution that can be used when neither traditional cabling nor a Wi-Fi connection are feasible to connect the SKY video decoder to the Telecom Italia modem.

•	Access Gateway (modem/router) for ADSL and Fibre services have undergone technological improvements and extensions of their functions with particular attention paid to privacy issues.

•	TIM Vision has also benefited from the introduction of telemetry, to monitor quality of service, and a new design with an optimised user interface.

•

A commercial trial was launched for the sale of a smart home service associated with the purchase of a monitoring/video surveillance kit that uses proprietary technologies for both the application software and the connectivity with the sensors.

•	The “PermutO” app for Android was devised and distributed to support installation/maintenance activities carried out on new generation networks.

•

The development of the so-called “Capillary Networks”—a new segment of the multi-service access network for meters and sensors in the world of the IoT(8), integrated with fixed and mobile network assets and with the engineering, design, planning and management processes of Telecom Italia—is under way. In 2014 the simulation and experimental activities needed to launch the Carrier Aggregation service, which allows the introduction of Advanced LTE(9) in the Telecom Italia 4G network, were completed. Marketed under the 4G+ brand, the service became commercially available in 60 cities at the end of 2014. The launch of Advanced LTE based services is a stage in the process undertaken by Telecom Italia to develop the new 4G LTE network in which TIM is a leader thanks to its coverage of over 2,500 municipalities, accounting for 74% of the Italian population.

Future Internet Application Projects

Proximity technology services that make life easier for users

•

The TIM Wallet Consumer/Business service allows physical wallets to be replaced by virtual ones on mobile phones using NFC technology(10). In particular, Mediolanum payment cards and a co-branded TIM SmartPAY card as a collaboration between Telecom Italia, VISA and Intesa Sanpaolo have been launched, plus the Badge app for access to company offices. In some cities, the app also allows bus tickets to be purchased with phone credit.

Smart applications for the Internet of the future

•

Telecom Italia is actively involved in creating the Future Internet platform (FI-WARE) and services, also through cooperation projects funded by the European Union (Future Internet Public Private Partnership—FI-PPP), to enable and support customers in creating and using services based on advanced Internet

(8)	IoT: Internet of Things.

(9)	Long Term Evolution, also known as G4, is an advanced, high speed mobile telephony standard.

(10)	Near Field Communication: a technology that supplies short range bi-directional wireless connectivity (up to a maximum of 10 cm).

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

technologies. A demonstration app has been created with partners connected to the city of Turin (Polytechnic of Turin, Torino Wireless) to produce textual and graphic information on the degree of safety perceived by citizens based on non-emergency reports made to the city’s police.

•

Telecom Italia has directed the end-to-end design and implementation of mobile solutions for EXPO 2015 with a smart city app prototype for Expo 2015 and an app for the “Padiglione Italia” (the Italian Pavilion). The smart city app supplies information, services and entertainment during the event, regarding the participating countries, the city and the country, the partners and players involved. Following the launch of the Android version at the end of 2013, the iPhone and iPad version of FriendTV is now available in the app store. FriendTV is a guide for the main television channels, strongly integrated with social media, which allows users to participate in real time in the most highly commented programmes on the Web.

•

Telecom Italia has contributed to developing the new ISO/IEC MPEG “Compact Descriptors for Visual Search” international standard and holds four of the patents in the regulatory and informative part of the new standard. MPEG CDVS was also implemented on mobile devices using GPU (Graphics Processing Unit) to speed up image and video analysis by ensuring a high degree of parallelisation of calculations.

•

Building on its collaboration with RAI (Italy’s national public broadcasting company) in broadcasting live interviews conducted on the 4G mobile network using the Smart Reporter product, and on dedicated web streaming events for business customers (LiveOnLTE), Telecom Italia is designing a Cloud platform, called Cloud Reporter, to allow consumer or business customers to create their own streaming videos live on the Web. The service is also intended to create professional events using high end cameras and the Smart Reporter product (portable encoder carried in a backpack) developed from experiments conducted with RAI. The target market for the service is both Consumers and Small Businesses and enhances the offer of broadband connectivity from TIM (4G LTE) and Telecom Italia (ADLS and Fibre).

•

TIM CheckApp is the free app that Telecom Italia provides for customers to understand and manage the apps on their smartphones, ensuring that a context that is not without its potential pitfalls (in terms of security, privacy and usage, all critical aspects) is more accessible and understandable for all categories of customers.

Development of big data solutions(11)

The Joint Open Lab Trentino SKIL (Semantics & Knowledge Innovation Lab) has developed the CitySensing big data platform which, using advanced data analysis technologies, processes the flow of data from the Telecom Italia mobile network and social networks to monitor urban phenomena, such as the possible pedestrianization of areas, mobility, etc., during particular events. Mobile Territorial Lab (MTL)(12) is the SKIL project for the processing of personal big data, the combined data that individuals generate via their smartphones and that transform people into local sensors, as theorized in the smart city models. MTL has developed advanced transparent personal data management technologies, including My Data Store, an example of a personal data store which was one of the top reference cases at the World Economic Forum(13).

SKIL is experimenting with advanced solutions for citizen services based on personal data, one example being the joint monitoring of air quality with the involvement of citizens using personal sensors.

One of the Open Innovation initiatives was the first Telecom Italia Big Data Challenge 2014(14), which brought together over 1,100 participants from around the world to discuss the creation of smart city projects using large amounts of geo-referenced data. A panel of judges consisting of representatives from academia, industry and the media assessed the best three projects: a method for predicting energy consumption based on mobile network traffic, a web application for classifying urban areas based on phone and other traffic, and a visualization which shows the impact of vehicle traffic and the weather on the levels of pollution in the city of Milan. Telecom Italia is committed to organizing another event in 2015.

(11)

Definition coined by the Computer Community Consortium in 2008 for a set of diverse pieces of information that is so large and complex as to require capture, processing, management, analysis and display tools that differ from conventional ones.

(12)	www.mobileterritoriallab.eu.

(13)	http://www3.weforum.org/docs/WEF_IT_UnlockingValuePersonalData_CollectionUsage_Report_2013.pdf.

(14)	www.telecomitalia.com/bigdatachallenge.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

Projects With Positive Environmental Impacts

•

The smart mobility innovation project continues with the development of application prototypes such as ride sharing and a multimodal transport app for commuting, smart parking solutions and company care management, with the aim of optimising and reducing the flow of vehicles. In the field of Internet of Things (IoT) applications, in 2014 Telecom Italia launched gas metering for domestic meters (over 20 million) Telecom Italia also participated in a tender for multiservice testing, aimed at extending the use of gas metering networks to other metering services and smart cities, launched by AEEG(15) which it won with IREN(16).

•

Telecom Italia is the coordinator of the INTrEPID “INTelligent systems for Energy Prosumer buildings at District level” project, a pilot project for which was launched with the involvement of various users in Italy and Denmark. The pilot project provides for the use of remotely controlled Wi-Fi fridges, a series of energy monitoring sensors available for various technologies and the use of an IoT platform and business intelligence modules to generate suggestions for users, aimed at saving energy.

•

Telecom Italia, Enel Distribuzione and Indesit Company conducted an experiment with various users, that were supplied with a prototype web app and electricity metering devices. The aim was to assess the environmental benefits of improving the end customer’s awareness of electricity consumption. During the testing period of around twelve months an average reduction in consumption of around 9% was recorded which, nationally, would allow residential consumption to be reduced by 5.6 TWh, leading to a reduction in CO2 emissions of around 3 million tonnes.

•

Working with partners in the Energy@home Association and the i3P Incubator of the Polytechnic of Turin, Telecom Italia organised a Hackathon at the end of November on the topic of the Smart Home: a competition for business ideas and fast prototyping involving 115 people, including Italian start-ups, university students and young researchers. The winning project was Hiris, developed by 3 Italian start-ups: due to a wearable device connected to the home network, like a watch or a bracelet, which reacts to a series of preset movements, Hiris allows objects which are themselves connected to the network to be remotely controlled, meaning that shutters can be raised with a single gesture, the temperature set point of the home thermostat can be adjusted or lights can be switched on and off.

•

Experiments have been launched at the Telecom Italia Data Centre in Rozzano where service robotics are applied to environmental monitoring to save energy and prevent potentially anomalous heat situations known as hot spots.

Projects With Positive Social Impacts

•

The guiding principle behind the “Robot a corte” (Robot at court) project is to develop an online cultural heritage enhancement model in which the asset becomes a real catalyst to attract public interest in the heritage of a particular area. This is done by training and increasing the professionalism of the operators (tour guides and entertainers). The first robotics experiment has been launched at the Racconigi Castle near Torino where, due to the “Virgil” robot, visitors can view areas that are not currently open to tourists.

•

The Digital Island(17) innovation project is continuing on two fronts: by setting up an internal prototype within Telecom Italia, for the purpose of creating an open platform for testing smart city services, and through the project S[m2]art (Smart Metro Quadro). In particular, a public workshop was organised, with the involvement of the city of Turin, for the purpose of determining the best scenarios for the use of digital islands.

•

The innovative LIVEonLTE has been set up to test the new TIM 4G network as a means to send live video, with no satellite link or radio bridges, using a simple smartphone. LIVEonLTE continues as LIVEon4G, an official TIM channel.

(15)	Autorità per l’energia elettrica il gas e il sistema idrico (Electricity, Gas and Water System Authority).

(16)

IREN is a multiutility company listed on the Italian Stock Exchange, which operates in the sectors of electricity (production, distribution and sale), thermal energy for district heating (production and sale), gas (distribution and sale), the management of integrated water services, environmental services (collection and disposal of waste) and services for the local authorities.

(17)

A Digital Island is a hyper-technological outdoor space which is open to citizens and tourists to communicate, inform and move in a sustainable manner. Each island offers a package of interactive services that give the opportunity to have a 360° experience and explore the city easily.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•

Telecom Italia and Anonima Fumetti, working with the Accademia Albertina di Belle Arti in Turin, are bringing comics to the Web with UltraMe, an innovative publishing project that integrates the creativity of young artists and professionals in the field with the advanced multimedia technologies developed by Telecom Italia.

•

In the Telecom Italia Joint Open Lab S-Cube “Smart Social Spaces” new technologies and services are being tested for future smart spaces, where Internet technologies, proximity wireless connections (Bluetooth Low Energy, Wi-Fi Direct, LTE-Direct) and smart and wearable objects (smart screens, smart glasses, smart watches, etc.) are being studied and used to create new ways of interacting and communicating between people, objects and physical spaces themselves.

Commitment to Ambient Assisted Living (AAL) with European projects and field tests

•

In the field of health, development of the Fisio@Home application continued for the remote rehabilitation of patients affected by orthopaedic problems. Working with JOL WHITE, which perfected the Android app and developed the respective data collection platform, each patient’s work plan can now be determined, checking performance and communicating with the patient by messaging and video calls.

•

Vrehab, the monitoring and telerehabilitation system for patients with Parkinson’s disease developed with CNR-IEIIT in Turin, the University of Parma and the Italian Auxology Institue of Verbania, has entered the validation phase. The system allows the patient’s state of health to be confirmed by analysing the movements of the upper and lower limbs. Patients who took part in the trial are members of the Associazione Amici Parkinsoniani Piemonte (AAPP, an association of people affected by Parkinson’s disease established in Piedmont) and the tests were conducted at the offices of the Association with around 80 people. With the support of the association, a trial is being organised in patients’ homes.

•

The aim of the European WIDER (green groWing SMEs: the Innovation and Development in the energy sector in mEd aRea) project is intended to achieve better management and sharing of knowledge for small and medium sized companies on the subject of ecosmart dwellings for the elderly. Telecom Italia is part of the scientific committee and contributes to guiding technical and technological activities.

•

Using Cassiel 2.0, remote assistance is provided to elderly people, monitoring them and receiving alarm signals in cases of emergency. The data collected by sensors located in dwellings are processed to perform behavioural analyses with a view to improving the elderly’s quality of life. The complete solution also supports video calling and a reminder service called RicordaTI to monitor all types of events that must not be forgotten, such as drug therapies. With the involvement of pharmacies in entering dosages on the system, and using a simple tablet app, the system also becomes usable by people with mild cognitive impairments.

•

WebSensor is a prototype for remote monitoring of progress in Parkinson’s disease developed with the support of neurologists. A set of sensors worn on the feet and hands monitors the exercises performed by the patient and sends the respective data to a platform that processes them and supplies parameters that can be used to assess the status of the disease.

•

A prototype called PAPI has been developed for the remote rehabilitation of patients affected by slight cognitive function deficits. The system provides a kit of interactive games for Android tablets, designed with neurologists to simulate the patient’s various cognitive functions. The games communicate with a remote server to send data relating to the patient’s performance and to download the game settings. The games are being tested on 30 people over 65 in the area of Pisa, working with NeuroCare in Cascina (Pisa).

•

Phaser is a project funded by EIT ICT Labs to prevent cardiovascular diseases. The consortium includes Philips, which provides a special sensorised watch to detect the quality of sleep, the heart rate and an estimate of stress levels. The system works out a cardiovascular risk index with a series of associated suggestions and an indication of the stress level, taking a series of static and dynamic parameters detected by the watch and by electromedical equipment as a basis. The first service prototype benefits from the advice given by the team of epidemiologists at Imperial College London and cardiologists at Scuola Superiore Sant’Anna, Pisa. To achieve the greater involvement of patients, the service is also delivered with gamification techniques, creating teams that challenge one another to achieve personalised objectives.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

Solutions for “scuola 3.0” (“school 3.0”)

•

As part of the collaboration between Telecom Italia and the Regional Education Department of Piedmont, a training course was held for secondary school teachers to teach them how to use the platform to publish programs or “robotic apps” in a social environment involving support and discussion among the network of schools. This was a preparatory course for the launch of field tests with a school during the next school year.

•

SOCIETY (SOCIal Ebook communiTY), the multidevice collaborative reading tool with which Telecom Italia supports young people affected by specific learning disabilities (SLD), was redesigned between 2013 and 2014 to make the experience of using the service generally simpler and more interactive. This was made possible thanks to the feedback from teachers and students during the trial taking place in schools across Italy and thanks to a number of interviews specifically conducted with students affected by SDL.

Innovative services for the public sector

Smart Services

In the context of public sector services, in accordance with the Italian Digital Agenda or ADI (Agenda Digitale Italiana) and European Directives, in 2014 Telecom Italia consolidated and streamlined its offer of Smart Services (a range of services for energy efficiency and digital services in urban areas), Urban Security and Digital School initiatives providing new services dedicated to security, the environment, mobility and schools, in order to ensure a comprehensive response to the needs of cities and surrounding areas. The aim is to promote the “smart city” model to improve quality of life by developing innovative digital services to ferry communities towards a Smart Community model (as described in the Digital Agenda) that enables new forms of cooperation between citizens and public authorities.

Key information regarding each of the platforms created by Telecom Italia is provided below:

•	Smart Town is an integrated platform for the integrated management of local infrastructure networks, allowing the following services to be delivered:

•	planning of electricity consumption and maintenance;

•	video surveillance;

•	digital communication with citizens and users in general (e.g. tourists);

•	Wi-Fi hot spots (broadband access).

•	Smart Building, is an integrated platform for the intelligent management of buildings and building automation. Allows the following services to be delivered:

•	monitoring and reduction of consumption (electricity, water, etc.), mainly for Central Government Bodies;

•	video surveillance;

•	digital communication;

•	extension of the IT network (LAN) of buildings by using the electricity network via a device that connects to the power socket.

•	Nuvola IT Urban Security, allows the management of participated security and urban territory control. The services delivered are:

•	computerised management of the penalty issuing process for traffic and other violations for local public administration;

•	participated management of urban issues, with reporting of safety-related issues, antisocial activities and urban decay;

•	real time monitoring of the urban and natural environment of cities (humidity, temperature, noise pollution, C02, gaseous pollutants, etc..);

•	monitoring of available public parking spaces.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•	Nuvola IT Digitale, delivers services for the integrated digital management of teaching and school administration:

•	broadband and mobile connectivity;

•	teaching cloud (services and solutions, storage for multimedia content);

•	digital learning tools (distance learning, collaborative and shared learning with education platforms, social learning);

•	classroom computerisation (LIM(18), notebooks and tablets);

•	digitisation of administrative services.

Innovative e-health services

Telecom Italia is actively involved, either alone or with external partners, in devising and developing healthcare services at national, regional and local level. Designed to improve the Italian health service and the quality and effectiveness of healthcare, the services allow doctors, nurses and patients to carry out many activities remotely.

The main electronic healthcare service applications available or being developed include:

•	value products and services for general practice, aimed at enabling new primary care models and proactive medical services (e.g. screening campaigns managed by general practitioners);

•	legal archiving of digital diagnostic images on the network, ensuring the authenticity and integrity of documents;

•	management of healthcare, administrative, logistical processes and a patient’s healthcare information throughout the period of hospitalisation;

•	management and coordination of operational facilities dedicated to emergencies (118) and continuity of assistance;

•	healthcare monitoring (Nuvola IT Home Doctor).

All the solutions comply with the data privacy and transaction security requirements of healthcare processes.

Specifically:

•

Nuvola IT Home Doctor, allows patients suffering from chronic illnesses, or in post-hospital care, to monitor their physiological parameters (body weight, blood pressure, heart rate, blood oxygen levels, glycaemia, lung capacity, electrocardiogram, etc.) directly from their own homes or in properly equipped facilities (health centres, doctors’ surgeries etc.). The system consists of a technological platform and software configured on the patient’s mobile phone (or alternatively a PC or tablet) and on the healthcare personnel’s PC. Based on the plans established by the doctor, patients receive reminders on their mobile phones regarding the measurements to be taken, which measurements are taken using portable electro-medical devices equipped with a bluetooth interface and, using their mobile phone, they send the measurements automatically to the online platform.

The service improves the patient’s quality of life while optimising costs for the healthcare organisation. In order to enhance the functionality of the service and increase Telecom Italia’s presence in the social care solutions sector, experimental activities are under way in various areas, such as:

•	adding new devices aimed at increasing the measurements that can be monitored (e.g. physical activity and quality of sleep via wearable devices, blood and urine testing via Point of Care systems);

•	the use of new Internet-connected TVs to improve the usability of healthcare services using various ways of displaying measures and accessing services;

•

prevention and wellness services aimed at providing solutions for healthy people to help them maintain, if not improve, their health, particularly in unconventional environments such as schools or workplaces;

(18)	Interactive Multimedia Board.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•

services to support mobility in patients with severe limitations who lose their way very easily and might find themselves in dangerous places, using tracking solutions and mechanisms for family members or service centres to provide assistance;

•

video-communication services to support telecare and telerehabilitation activities (e.g. patients can engage in telerehabilitation while being monitored by doctors interactively from a remote location).

E-learning and evolved digital education

The demand for evolved educational services has undergone a profound transformation in recent years. The focus has shifted from the simple electronic use of content to disseminating and sharing knowledge by new methods that are more engaging for young people, based on Web 2.0 models. The solutions already integrated in the Telecom Italia e-learning platform and the prototypes of the ones developed by analyzing the requirements of the educational world, meet the demand for evolved services based on collaboration, communication and the involvement of end users.

At the end of 2014, Telecom Italia signed a three-year memorandum of understanding with the Ministry of Education, University and Research (MIUR) and launched the EducaTI project with the aim of creating an ecosystem to disseminate new educational tools and languages. The EducaTI initiative aims to promote the use of digital technology in Italian schools, testing and promoting new learning and teaching models with everyone who operates in the world of education.

The EducaTI project, which is one of the Group’s Corporate Shared Value (CSV) initiatives, is comprised of four initiatives:

•

Program the future: introduces programming (coding) into Italian primary schools. Telecom Italia is the main partner in the project developed jointly with the national inter-university consortium for information technology (CINI—Consorzio Interuniversitario Nazionale per l’Informatica);

•	Digital Tutors: digital training course devised and created by Telecom Italia jointly with regional education departments (Uffici Regionali Scolastici—USR) and the Postal Police;

•

You Teach: an annual national creative competition for upper secondary schools that stimulates the skills of young people, encouraging them to create digital products that emphasize the positive aspects of the Net;

•	WEDO Crowdfunding: platform that encourages the development of education-related projects.

Infomobility

For many years, Telecom Italia has been working with all the parties involved in the ITS (Intelligent Transport Systems) and Infomobility solutions market value chain. The main principle is to enable new services for vehicles, their occupants, Public Administration and private citizens, by gradually introducing the idea of a vehicle constantly connected with the outside world (e.g. service center, roadside infrastructure, occupants, other vehicles, etc.).

ITS services contribute to improving the efficiency of the “transport system” with positive impacts in environmental terms (e.g. eco-driving, smart parking), on reducing travel time (e.g. gathering and management of traffic data, dynamic navigation), improving safety (e.g. eCall, BCall(19), driving style monitoring, management of hazardous goods, etc.), improving efficiency in passenger and goods transport (e.g. city logistics, fleet management) and reducing the costs associated with urban and suburban mobility (e.g. access control and management).

Research and development in e-security

Telecom Italia is involved in research and innovation regarding cybersecurity and more generally the security of information and networks. Activities carried out in 2014 included the following:

•	development of new malware(20) detection and analysis methods for fixed and mobile networks;

(19)	It allows drivers to send information about their location and the conditions of their vehicle to a specific organization that will “handle” the case.

(20)	Software created to compromise the security of a computer or IT systems and devices. The term is a combination of the words malicious and software.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•	enhancement of algorithms and tools for analyzing DNS (Domain Name System) traffic with a view to security;

•

definition and implementation of a prototype Threat Intelligence Private Cloud platform to serve corporate security platforms, to automatically gather and share information useful for preventing and combating emerging threats;

•	extension of examination models to be used with visual analysis tools for security Big Data;

•	development of semantic rules in the field of cybersecurity, to be used in tools set up to perform Open Source Intelligence activities;

•	implementation of various scouting and testing campaigns for innovative security solutions;

•

development of international activities as part of initiatives funded by the European Union: IST NEMESYS (Information Society Technologies, enhanced NEtwork security for seamless service provisioning in the smart Mobile EcoSYStem) project and CIP (Competitiveness and Innovation framework Programme) Advanced Cyber Defense Center project;

•

in the context of ETSI(21), the establishment of the Cybersecurity Technical Committee (TC CYBER) to address the growing demands for standards in this field. The work of the TC will focus in particular on the following areas:

•	cybersecurity;

•	security of infrastructure, devices, services and protocols;

•	security advice, guidance and operational security requirements to users, manufacturers and network and infrastructure operators;

•	security tools and techniques to ensure security;

•	consolidation, within the ETSI—Industry Specification Groups, of the framework of security indicators to be used to measure performance and benchmark security operations;

•	continuation of other monitoring and guidance activities regarding standards and forums with work primarily focused on the GSMA Security Group and Mobile Malware Group, 3GPP(22) and ETIS(23);

•	development of cooperation launched in 2013 with EIT (European institute of Innovation and Technology), ICT Labs and the Action Line Guide to Privacy, Security & Trust.

(21)	European Telecommunications Standards Institute.

(22)	The 3rd Generation Partnership Project.

(23)	The Global IT Association for Telecommunications.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2015-2017 period;

•	the continuing effects of slow global economic growth in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of political developments in Italy and other countries in which we operate;

•	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

On April 16, 2014 the Shareholders’ Meeting of the Company elected the present Board of Directors of Telecom Italia that is to remain in office until approval of the 2016 annual financial statements.

The Shareholders’ Meeting established the number of Directors at 13 and their term of office for three years, until the Shareholders’ Meeting which will approve the financial statements of the Company for the year ended December 31, 2016; set the overall annual remuneration for the Board of Directors at 1,900,000 euros (to be divided among the members thereof in accordance with the resolutions to be adopted by the Board itself); authorized the Directors to continue with the activities specified in their respective curricula vitae, and released them from restrictions on competition, as permitted under Article 2390 of the Italian Civil Code. The same shareholders’ meeting also appointed Giuseppe Recchi as Chairman of the Company’s board of directors. On April 18, 2014, the board of directors appointed Marco Patuano as Chief Executive Officer of the Company.

At April 8, 2015 the Board of Directors of Telecom Italia was composed as follows:

Name	Age	Position	Appointed
Giuseppe Recchi	51	Chairman/Director	2014
Marco Patuano	50	Chief Executive Officer/Director	2014
Tarak Ben Ammar	65	Director	2014
Davide Benello(1)	61	Director	2014
Lucia Calvosa(1)	53	Director	2014
Flavio Cattaneo(1)	51	Director	2014
Laura Cioli(1)	51	Director	2014
Francesca Cornelli(1)	52	Director	2014
Jean Paul Fitoussi(2)	72	Director	2014
Giorgina Gallo(1)	54	Director	2014
Denise Kingsmill(1)	67	Director	2014
Luca Marzotto(1)	44	Director	2014
Giorgio Valerio(1)	48	Director	2014

(1)	Independent Directors according to the Borsa Italiana Code. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

(2)	Independent Director according to legal requirements. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

At April 8, 2015, the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Antonino Cusimano.

In 2014:

•	the Board of Directors met 15 times, with meetings generally scheduled pursuant to a calendar set forth in advance;

•

the Control and Risk Committee (as of December 31, 2014 composed of Lucia Calvosa—Chairman, Laura Cioli, Francesca Cornelli, Giorgina Gallo and Giorgio Valerio) held 20 meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•

the Nomination and Remuneration Committee (as of December 31, 2014 composed of Davide Benello—Chairman, Flavio Cattaneo, Jean Paul Fitoussi and Denise Kingsmill) met 12 times. On March 26, 2015, the Board of Directors acquired the resignation from office of the member of the Nomination and Remuneration Committee, Flavio Cattaneo. Luca Marzotto was called to join the Nomination and Remuneration Committee in his place.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

* * *

Item 6. Directors, Senior Management and Employees	Directors

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors as of April 8, 2015.

Giuseppe Recchi:    Giuseppe Recchi was born in Napoli in 1964. Mr. Recchi has been Chairman of Telecom Italia since April 2014. In 1989 he started his career as an entrepreneur at Recchi S.p.A., a general contractor active in 25 Countries in the construction of high-tech public infrastructure. From 1994 to 1999 he served as Executive Chairman of Recchi America Inc., the U.S. branch of the Group, and then as Managing Director for overseas of Gruppo Ferrocemento-Recchi. In 1999 he joined General Electric, where he held several managerial positions in Europe and in the USA. He served as Director of GE Capital Structure Finance Group; CEO of GE Capital SFG Italia; Managing Director for Industrial M&A and Business Development of GE EMEA. Until May 2011 he was President & CEO of GE South Europe. He served in several boards among which the European Advisory Board of Blackstone; the Advisory Board of InvestIndustrial (private equity); the Massachusetts Institute of Technology E.I. Advisory Board; the Honorary Committee for the Rome Candidacy to the 2020 Olympic Games; FEEM- Eni Enrico Mattei Foundation, he graduated in Engineering at the Polytechnic University of Turin. He has been visiting Professor in Corporate Finance at Turin University (2004-2006). He was Chairman of the Board of Eni S.p.A. from 2011 to May 2014. He is a member of the Board of Directors of Exor S.p.A. and UnipolSai Assicurazioni S.p.A. He is also a member of the executive committee of Confindustria (where he chaired the Foreign Investment Committee), the Italian Corporate Governance Committee, the Italian Institute of Technology; member of the Board of Assonime (Italian Joint Stock Companies). He is also Co-Chair of the B20 Task Force on Improving Transparency and Anti-Corruption and Director of the World Economic Forum Partnering Against Corruption Initiative.

Marco Patuano:    Marco Patuano was born in Alessandria in 1964. Mr. Patuano was appointed Domestic Managing Director and Chief Operating Officer by the Board of Directors on April 13, 2011. Marco Patuano was appointed Chief Executive Officer on October 3, 2013. Previously he had been Head of Domestic Market Operations since November 2009. He began his career at SIP Central Management in May 1990. From 1990 to 2002, he worked in various departments at Administration, Finance and Control. He was promoted through the ranks at Financial Management between 1998 and 2002. In April 2003, he became CFO at Tim Brasil and Telecom Italia America Latina S.A., a Group subsidiary based in Brazil. Between 2004 and 2006, he served as General Manager at Telecom Italia Latam. In 2006, he moved to Telecom Argentina as Head of Fixed-Line Telephony. He served as General Manager, Operations for Telecom Argentina between May 2007 and July 2008. From August 2008 to November 2009 he was Telecom Italia’s Chief Financial Officer. Mr. Patuano is also member of the Board of Telecom Italia Foundation, Bocconi Foundation, UPA (Utenti Pubblicità Associati) and from April 2014 of the Istituto Europeo di Oncologia.

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

Davide Benello:    Davide Benello was born in Milan in 1954. Mr. Benello has been an independent member of the Board of Directors since April 2014 and a member of the appointments and remuneration committee (of which from May 2014 he is also President). He graduated from the University of Oxford with a Master of Artes in Mathematics and from Harvard Business School with a Master in Business Administration. He was a Second Lieutenant at Scuola Militare Alpina in Aosta, where he was named Head Cadet. He developed his career at the management consulting firm McKinsey & Company, where he is now a Director Emeritus. He was elected a Partner in 1988 and a Director in 1994. He developed a deep knowledge of the telecommunications, insurance, and industrial sectors. He served multinational clients in almost all European countries, in the United States, and in Asia. He had strategic and operating leadership roles at the firm: global roles for the election and evaluation of

Item 6. Directors, Senior Management and Employees	Directors

Partners; member of the U.K. Executive Committee with supervision over personnel and leadership of the Telecom, Media and High Tech Practice; leader of the Strategy Practice in Europe and of the Mobile Commerce Strategic Initiative. Since 2011 he has been an independent non-executive director on the Board of Telekom Malaysia and in 2014 he was an independent non-executive director on the board of Rostelecom in Russia. From 2011 to 2014 he was a Global Ambassador at Monitise, the global leader in mobile financial services. Since 2013 he has been a Trustee of the American Air Museum in UK.

Lucia Calvosa:    Lucia Calvosa was born in Rome in 1961. She was appointed as an independent member of Telecom Italia Board of Directors since August 4, 2011 and a member of the control and risk committee (of which from May 2014 she is also President). She is also a director of connection between the board and the heads of the internal audit and compliance of Telecom Italia. She is a professor of commercial law in the Faculty of Economics of Pisa University. After graduating in 1983 in Pisa, she worked at Pisa University throughout her academic career. After obtaining a permanent position as a researcher, she qualified as an associate professor in 1998, and as a full professor in 2000. In the Faculty of Economics at Pisa, in addition to teaching Commercial Law and Bankruptcy Law in the Faculty of Economics, she also taught Private Law and Banking Law for some years. She was appointed to chair the degree course in Economics and Commerce and served two terms of office, chairs the Scientific Teaching Committee of her regional professional association of chartered accountants (Associazione Ordine Dottori Commercialisti dell’Alto Tirreno) and is a member of the Board of academic tutors for postgraduate research in Italian and international commercial law at Cattolica University in Milan. From 2005 to 2012 she was a member of the Board of Directors of the Fondazione Teatro di Pisa, and of the Board of Directors of the Fondazione Arpa. From 2009 to 2012 she was a member of the Board of Directors of the Pisa Chamber of Commerce. From 2008 to 2012 she was a member of the Fondazione Cassa di Risparmio di San Miniato. From June 2008 to April 2011 she was Chairman of the Cassa di Risparmio di San Miniato S.p.A. From 2013 to 2014, she was a member of Board of Directors of the Fondazione Cassa di Risparmio di Pisa. Since November 2014 she has been an independent member of the Board of Directors società Editoriale Il Fatto S.p.A.

Flavio Cattaneo:    Flavio Cattaneo was born in Rho (MI) in 1963. Mr. Cattaneo was appointed as an independent member of the Board of Directors and a member of the appointments and remuneration committee since April 2014. He is a degree in Architecture from the Milan Politecnico and has also received specialized training in business management. Since November 2005, Flavio Cattaneo has been CEO of Terna S.p.A. Since January 2008 he has been an independent director in Cementir Holding S.p.A. From 2008 to 2012, he was Vice President in charge of energy and environmental policies at UIR, Unione degli Industriali e delle Imprese di Roma (Association of Manufacturers and Enterprises of Rome). He is member of the General Council of Confindustria. He has held important managerial and administrative positions in various Italian companies in the building, radio and television, service, new technologies, public service and facilities sectors. He became head of the former Ente Autonomo Fiera Internazionale di Milano as Extraordinary Commissioner in 1999 and went on to oversee its stock market listing as Fiera di Milano S.p.A., serving as Chairman and CEO until 2003. Flavio Cattaneo has been Director of many energy companies (from 1999 to 2001), including: AEM S.p.A. of Milan (as Deputy Chairman), Serenissima Gas S.p.A, Triveneta Gas S.p.A, Seneca S.r.l. and Malpensa Energia S.r.l. He was appointed head of Italy’s public television network RAI S.p.A. in April 2003, in the position of General Manager, which he held until August 2005. He also oversaw the merger with Rai Holding and the unbundling of accounts. From May 2006 to November 2009 he was Chairman of Terna Participaçoes S.A., a subsidiary of Terna S.p.A. Mr Cattaneo is a member of Board of Directors of Assicurazioni Generali since December 2014 and Chief Executive Officer of Nuovo Trasporto Viaggiatori S.p.A. since February 2015.

Laura Cioli:    Laura Cioli was born in Macerata in 1963. She was appointed as an independent member of the Board of Directors and a member of the control and risk committee since April, 2014. She has a degree cum laude in Electronic Engineering from Bologna University and an MBA from Bocconi University. She is Board member at Bocconi Alumni Association. Laura Cioli is Chief Executive Officer at CartaSi, Independent Board of Directors member at World Duty Free and at Salini-Impregilo. In the past Laura Cioli has served as a top executive of leading global corporations. In particular she has been (i) Chief Operating Officer and member of the Board of Directors at Sky Italia (News Corporation Group), (ii) Senior Vice President at ENI Gas & Power, (iii) Executive Director at Vodafone Italia, member of the Executive Committee of Vodafone Italia since joining with different roles over time including Strategy and Business Development Director, Operations Director, Business Division Director, (iv) Partner in Bain and Company.

Item 6. Directors, Senior Management and Employees	Directors

Francesca Cornelli:    Francesca Cornelli was born in Milan in 1962. She was appointed as an independent member of the Board of Directors and a member of the control and risk committee since April, 2014. She is a Professor of Finance at London Business School and the chair of the Finance Department. She is also the Director of the Coller Institute of Private Equity, a research institute of the London Business School. She previously held positions or taught at the Wharton School of business at the University of Pennsylvania, the Fuqua School of Business at Duke University, The London School of Economics, the Indian School of Business in Hyderabad and the New Economic School in Moscow. Her interests include corporate governance, private equity, privatization, bankruptcy, IPOs and innovation policy. She has published several papers in the major finance and economic journals and she gives regular talks in major conferences and Universities. She is an editor of the Review of Financial Studies, and she has been an associate editor of the Journal of Finance, of the Journal of Financial Intermediations and of the Review of Economic Studies. She is director of the American Finance Association, a member of the Royal Economic Society and of the Scientific Committee of the Banque de France Foundation, and a Research Fellow of the Center for Economic and Policy (CEPR). She has been a member of the Council of the European Economic Association and of the Council of the Royal Economic Society. She is a member of the board of Cofide, Swiss Re Europe, Swiss Re International and Telecom Italia. She obtained her B.A. at University Commerciale Bocconi, in Milano, Italy, and her M.A. and Ph. D. in Economics at Harvard University, USA.

Jean Paul Fitoussi:    Jean-Paul Fitoussi was born in La Goulette (Tunisia) in 1942. Mr. Fitoussi was appointed as a member of the Board of Directors since May 2004 and a member of the appointments and remuneration committee. Mr. Fitoussi is Professor Emeritus of Economics at the Institut d’Études Politiques in Paris, where he has taught from 1982 to 2010. He is currently research Director at the Observatoire Français des Conjonctures Economiques (OFCE), an economic research and forecasting institute. Mr. Fitoussi graduated cum laude in Law and Economics from the University of Strasbourg with a thesis on inflation, equilibrium and unemployment. He began his academic career as a professor at the University of Strasbourg. Between 1979 and 1983 he taught at the European University Institute, Florence, and in 1984 was visiting professor at the University of California, Los Angeles. From 1995 to September 2014 he was a member of the Commission economique de la Nation. Since 1998 he has been a member of the board of the École Normale Supérieure. In 1997 he became a member of the Prime Minister’s Council for Economic Analyses. He was secretary of the International Economic Association beginning in 1984 and has been an expert for the Economic and Monetary Committee of the European Parliament. Between 1990 and 1993 he was Chairman of the Economic Council of the European Bank for Reconstruction and Development. In the field of publishing, Mr. Fitoussi is managing editor of the Revue et Lettre de L’OFCE, member of the Editorial Board of Labour and The International Journal of Development Planning Literature and the scientific committee of International Labour Review and Critique Internationale. His writing appears regularly in newspapers in France and abroad and he is commentator for La Repubblica and Le Monde. From 2000 to 2010 he was President of the Scientific Committee at the Institut d’Etudes Politiques. In the field of research, Mr. Fitoussi has concentrated on inflation theory, unemployment, foreign trade and the role of macroeconomic policy. As President of the OFCE and founder of its International Economic Policy Group (of which he is a member), he has made numerous contributions to the current economic policy debate, particularly on the issues of economic integration and transition. Mr. Fitoussi has received the Association Français de Sciences Économiques (French Association for Economic Sciences) Award, and the Rossi Award from the Académie des Sciences Morales et Politiques (Academy of Moral and Political Sciences). He has been awarded various honours including the Honorary Deanship of the Faculty of Economics in Strasbourg, Honoris Causa degree at the Buenos Aires University, and in his own country the decorations of officier de l’Ordre National du Mérite (Knight of the National Order of Merit) and officier de la Legion d’Honneur (Knight of the Legion of Honour). He is a Member of various boards of national and international businesses, foundations and organizations (member of the Board of Directors of FNSP, of the Pirelli & C. S.p.A. and of the Supervisory Board of Intesa SanPaolo, member of Executive Committee of the Association Internationale de Sciences Economiques, Chairman of the Commission des Nations-Unies sur la reforme du systeme monetaire financier international).

Giorgina Gallo:    Giorgina Gallo was born in Turin in 1960. She was appointed as an independent member of the Board of Directors and a member of the control and risk committee since April, 2014. Giorgina Gallo obtained a university degree in Business Administration at the Università di Economia e Commercio (School of Management and Economics) in Turin, specializing in marketing. She completed her managerial training at Cedep of Insead in Fontainebleau (Paris). Her career developed within the L’Oréal Italia multinational, of which she is today Honorary President. She started work in the marketing function, dealing with product development and brand management, then becoming Marketing Director and later Sales Director. In 1997 she was appointed General

Item 6. Directors, Senior Management and Employees	Directors

Manager of the leader brand, L’Oréal Paris. In 2001 she became CEO and general Manager of L’Oréal Saipo, in charge of the two largest business units and the manufacturing plant. In 2008 she was appointed chairman and CEO of L’Oréal Italia, the company which groups together all the Italian activities (approx. 2000 staff and 935 million euros turnover). She became very familiar with the mass market, distribution and media sectors, as well as gaining experience of company reorganization. She developed international projects and over the years an important Corporate Social Responsibility programme. She has held the following positions: Deputy Chairman of Cosmetica Italia, Deputy Chairman of Centro Marca, member of the Advisory Boards and Councils of: Federchimica (chemical federation), Assolombarda (Lombardy federation of industry), Unione Industriale Torino (Piemonte federation of industry), GS1-Indicod/ECR (association of Italian FMCG industry and distribution), Upa (association of advertising investors), Auditel. She has received the following awards: in 2005 Grande Ufficiale della Repubblica Italiana (Order of Merit of the Italian Republic), in 2006 Chevalier de l’Ordre national du Mérite of the Republic of France, in 2012 the Bellisario Award in the manager category. Since 2014 she has been an independent director of the Board of Directors of Autogrill. She is a member of the Board of Directors of Alliance française and a member of the Advisory Board of the Ufficio Pio Onlus, charitable office of Compagnia S.Paolo. Currently also carries business consulting.

Denise Kingsmill:    Denise Kingsmill was born in Rotorua (New Zeland) in 1947. Baroness Kingsmill was appointed as an independent member of the Board of Directors and a member of the appointments and remuneration committee since April 2014. She is a member of the House of Lords, whose career has encompassed periods as a leading lawyer, Deputy Chair of the Competition Commission and as a nonexecutive director of public, private, charitable, arts and UK govemment boards. After an early career in the textile and fashion industry Baroness Kingsmill became one of London’s leading lawyers handling disputes for some of the UK’s leading FTSE companies. Baroness Kingsmill was appointed as Deputy Chair to the Competition Commission, the UK’s anti-trust regulator. She chaired more than 20 major investigations into monopolies and mergers in fields as diverse as banking, underwriting, car pricing, milk, energy supply and cruise liners. Baroness Kingsmill has headed two Govemment enquiries: one into women’s pay and employment and the other into the marmer in which companies manage their Human CapitaI. Currently, Baroness Kingsmill is a member of the supervisory board of E.ON SE, and a non-executive director of Intemational Airlines Group SA and APR Energy plc where she is the senior independent director. She is Chairman of the (24)7 Inc UK Advisory Board. She is a member of the Intemational Advisory Board of the Spanish business school, lESE. She writes a regular column for Management Today and writes and speaks on a wide range of business and political issues. She holds a number of honorary degrees in Law and Business and was awarded the CBE for service to Employment Law and Competition in 2000.

Luca Marzotto:    Luca Marzotto was born in Rome in 1971. Mr. Marzotto was appointed as an independent member of the Board of Directors since April, 2014. He has a degree in Law (1995), in the same year he started working for the Marzotto Group. His on site experience covers the whole textile chain, from production to management control and marketing. In 1997 he was sales director of Marzotto Textile Department for Asian market and in 1998 he became assistant to the CEO of Guabello S.p.A., a company specializing in the production of high quality cashmere. From 2000 he focused on the Asian market, becoming the Director of Marzotto Japan in Tokyo and, in 2002, holding the position of GeneraI Director of Marzotto Trading Hong Kong and was responsible for the entire activity of Marzotto S.p.A. in Asia. In June 2003 he was appointed Director of Marlboro Classics, the sportswear division of Valentino Fashion Group S.p.A. The Zignago Group. Since September 2005 he was CEO of Industrie Zignago Santa Margherita S.p.A. (at the present time Zignago Holding S.p.A.). Luca Marzotto’s businesses range over a wide variety of fields. In fact, since March 2007 (up to 2012) he has been Director of Banca Popolare FriulAdria S.p.A. and since June 2008 he is one of the Chairmen of Federvini. In the world of fashion, he has been Director of Valentino Fashion Group up to November 2012 and he is still Director of Hugo Boss AG. Since May 2011 he is Director of H- Farm Ventures S.p.A.

Giorgio Valerio:    Giorgio Valerio was born in Milan in 1966. Mr. Valerio was appointed as an independent member of the Board of Directors and a member of the control and risk committee since April, 2014. He has a degree in Business Administration in 1989. From September 1989 to October 1992 he was Paris and London Sales manager for Securities and Financial Services to Italian Institutional Investors of the Schroder Securities Ltd. From November 1992 to March 1997 he was Manager in the M&A, Corporate Finance and Advisory Services department of Mediobanca. Since April 1997 to December 2000 he was Deputy Director for Corporate Development and Financial Control of the Holding di Partecipazioni Industriali. From July 2003 to December 2005 he was CEO in charge of managing and developing the RCS operations on the Spanish market of

Item 6. Directors, Senior Management and Employees	Directors

the RCS Mediagroup—Spain Unidad Editorial S.A. From January 2001 to June 2003 he was Director for Corporate Development and Financial Control of the RCS Mediagroup. From 2006 to 2010 he was a Director of CEO / Director of several companies of the RCS Group. From September 2012 to April 2014 he was Advisor & non-Executive Director of the company Primi sui Motori S.p.A., listed on the Milan AIM Stock Exchange. From April 2012 to April 2014 he was Independent non-Executive Director of a Company operating in the Vending Machine business of the Argenta Group. From April 2011 to May 2013 he was Independent non-Executive Director and member of the nomination and remuneration committee of the Prelios Company operating in the Real Estate sector.

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of April 8, 2015 the executive officers of Telecom Italia and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Giuseppe Recchi	51	Chairman	2014
Marco Patuano	50	Chief Executive Officer(1)	2014
Managers:
Simone Battiferri	47	Head of Business	2012
Franco Brescia	53	Head of Public & Regulatory Affairs	2011
Paolo Vantellini	53	Head of Business Support Office	2013
Antonino Cusimano	50	Head of Legal Affairs	2008
Piergiorgio Peluso	47	Chief Financial Officer and Head of Administration Finance and Control	2012
Mario Di Loreto	51	Head of People Value	2013
Giuseppe Roberto Opilio	56	Head of Operations	2014
Stefano De Angelis	47	Head of Consumer	2014
Stefano Ciurli	52	Head of National Wholesale Services	2014
Rodrigo Modesto de Abreu	45	CEO Tim Participacoes	2013

(1)	Appointed by the Board of Directors on April 18, 2014.

The following are the selected biographical data of the executive officers, other than Directors (for the biographical data of Mr. Giuseppe Recchi and Mr. Marco Patuano, please see above under “—6.1 Directors”):

Simone Battiferri:    Mr. Battiferri was born in Rome in 1967. Since December 27, 2012 he has been Business Director. From December 30, 2011 to December 26, 2012 he was Head of Top Clients and Public Sector at Telecom Italia. He started with the Telecom Italia Group in 2001 as Head of Marketing in Datacom—eBusiness Solutions Business Unit. At the end of 2001, in the context of the new organisational model involving the merger of the previous Business Units into Telecom Italia Wireline, he became Head of Web Services Marketing, and remained there until April 2004, when he became Head of the Business Opportunity Evaluations Area in the International Business sector. This marked the start of his involvement in the international activities, which last until the beginning of 2010. In April 2006 he became Head of Marketing in Telecom Argentina, occupying this position until April 2007, when he was appointed COO of the Wireline Unit in the same company. In July 2009, after the merging of the Top Clients Unit into the Wireline one, he became COO of the new Wireline & Top Clients Unit. In February 2010 he came back to Italy to be appointed Head of Top Clients at Telecom Italia. Before entering the Telecom Italia Group he spent several years in Etnoteam, where he occupied increasingly important positions and left the company as VP for the Telecommunications & Media Market and Director of Etnoteam Labs. Among his various professional experiences before Etnoteam, in Italy and abroad (mainly in the United States, as well as Germany and the Czech Republic), he conducted research & development activities with the “La Sapienza” University of Rome in the Rome Electrical Machine and Power Electronics Group (REMPEG). Since August 2014, Mr. Battiferri is Chairman of the Board of Directors of Olivetti S.p.A., member of the Board of Directors of Telecontact S.p.A., Telecom Italia Digital Solutions S.p.A., Telecom Italia Sparkle S.p.A. and Telecom Italia Information Technology S.r.l.

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

Item 6. Directors, Senior Management and Employees	Executive Officers

Franco Brescia also obtained a Master’s degree in Communication at La Sapienza University of Rome and a Master’s degree in Lobbying e Public Affairs at Lumsa University of Rome. Moreover, he is a Contract Professor.

Mr. Brescia is also member of the Board of Directors of Olivetti S.p.A., Fondazione Telecom Italia and Treccani S.p.A.

Paolo Vantellini:    Mr. Vantellini was born in Varedo (MB) in 1961. Since December 18, 2012, he has been the Head of the Business Support Office department of Telecom Italia, ensuring coordination of the processes of supply chain, property asset development and management, energy procurement requirements optimization and management, quality and customer satisfaction and compliance of Domestic activities. After graduating in Business Economics with a major in Corporate Finance from Luigi Bocconi Business University in Milan, in 1984, he started working as a lecturer for the Corporate Finance Unit at SDA Bocconi School of Management. In 1990 he was appointed Lecturer in Corporate Finance on the MBA course at SDA Bocconi and Contract Professor in Industrial Company Economics at Bocconi University. Until 2010 he continued as a contract professor in Economics and Business Management, then in Corporate Finance and finally in Business Financial Policy—Master of Science course. At the same time he worked as a business consultant in Corporate Finance, company valuation and corporate governance. During the period 1997-2012 he became Member of the Boards of Directors and of Statutory Auditors at various companies including Director of Banco Ambrosiano Veneto S.p.A. from 1997 to 2000, Director of Lavorwash S.p.A. (from 2002 to 2004), a listed company, Director of Esprinet S.p.A. (from 2001 to 2009), a listed company, at which he was a member of the Committee for Internal Control and the Strategies and Investments Committee, Director of BNP Paribas Personal Finance S.p.A., BNL group, Chairman of the Board of Statutory Auditors of Investindustrial Advisors S.p.A., Member of the Board of Auditors of FOMAS HOP S.p.A., Chairman of the Board of Statutory Auditors of Nomura SIM S.p.A., Member of the Board of Auditors of ATEL Impianti S.p.A., Chairman of the Board of Directors of SIRTI S.p.A. in 2011-2012 and Chairman of the Board of Directors of several Intesa Group vehicle companies. Mr. Vantellini is also member of the Board of Directors of Olivetti S.p.A. and of Telecom Italia Information Technology; he is Chairman of Olivetti Multiservices S.p.A. and of Telenergia S.r.l.

Antonino Cusimano:    Mr. Cusimano was born in Palermo in 1964. Since September 15, 2008 he has been Head of Legal Affairs and General Counsel of Telecom Italia, Secretary to the Board of Directors since April 18, 2014. Mr. Cusimano was an associate at Hill Taylor Dickinson, London, prior to joining the Pittsburgh based company, PPG Industries Inc. in 1994. He was appointed General Counsel of PPG Industries Europe in 2000, with responsibility for a wide range of legal and business issues. From 2003 to 2005 he served as General Manager, Environmental, Health and Security Protection of PPG Industries Europe and between May and December 2005, he held the position of Corporate Counsel. Mr. Cusimano joined General Electric, Oil & Gas based in Florence serving as Senior Counsel Global Services and Transactions. During his time at GE, he was a Director and Vice President at Nuovo Pignone Holding S.p.A. and Nuovo Pignone S.p.A.

Piergiorgio Peluso:    Mr. Peluso was born in Rome in 1968. Since September 26, 2012 he has been Head of Administration, Finance and Control at Telecom Italia and on April 18 2014 has been Manager Responsible for Preparing the Company’s Financial Reports. After graduating in “Economic and Social Sciences” from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, from 1992 to 1994 he held the position of experienced accountant at Arthur Andersen & Co.. Following a period at Mediobanca as Senior Financial Analyst (1994-1998) and with Credit Suisse First Boston as Vice President of Financial Institutions Group (1998-2000) and Mergers & Acquisitions Group (2000-2001), in 2002 he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A.. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A. In 2009 he was appointed CEO of UniCredit Corporate Banking S.p.A.. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012 he was Managing Director of Fondiaria SAI S.p.A.. He is a non-executive member of the Board of Directors of TIM Participações S.A., Telecom Italia Media S.p.A., Telecom Argentina S.A. and Fondazione Telecom Italia.

Mario Di Loreto:    Mr. Di Loreto was born in Rome in 1963. Since September 1, 2013, he has been Head of People Value at Telecom Italia. The Department was renamed People Value on December 19, 2013. After a first degree in Philosophy and a doctorate in the Philosophy of Science, Di Loreto embarked on an academic career. He

Item 6. Directors, Senior Management and Employees	Executive Officers

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

Giuseppe Roberto Opilio:    Mr. Opilio was born in Rome in 1958. Since December 22, 2014 he has been Head of Operations at Telecom Italia. Mr Opilio began his career at the Parfina Group (a chemicals company) in 1982 as an assistant to the plant manager. In 1983, he joined GEPI as Head of Organizational Consulting/Group EDP. He moved to management consulting company Galgano in 1988 to work as operations manager. He joined TIM in 1991 as Head of Organizational Development. In 2001, he was appointed Director of Human Resources, a position he held until 2004, when he was named Head of Customer Operations. Following the merger of TIM and Telecom Italia, he went to run Business Customer Operations (fixed-line/mobile integration), and later became Head of Group Quality. In February 2008 he was appointed Manager of the Open Access Department. He won the “Human Resources Excellence Award” (AIDP-EAPM) in 2001. Mr. Opilio is also member of the Board of Directors of Telecom Italia Sparkle S.p.A.

Stefano De Angelis:    Mr. De Angelis was born in Rome in 1967. Since August 13, 2014 he has been Head of Consumer at Telecom Italia. Mr. De Angelis holds a degree in Economics and Business Administration from Università degli Studi La Sapienza, Rome, Italy and also an MBA from Scuola di Amministrazione Aziendale dell’Università di Torino, Italy. From February 2013 to August 2014 he was a Chief Executive Officer of the Telecom Argentina Group. From September 2007 until February 2013 Mr. De Angelis was Director of Administration, Planning and Control in Telecom Italia S.p.A. Before that, he was the Chief Financial and Investor Relations Officer of TIM Participações S.A. between 2006 and 2007. He also served as Chief Administration, Finance and Control Officer of the TIM Companies in Brazil since July 2004. Between 2002 and 2004, he was responsible for the planning and controlling operations of Telecom Italia Mobile S.p.A. in Italy. Mr. De Angelis also worked in the Consodata Group Ltd, H.M.C. S.p.A., Stet S.p.A. and at Fiat Geva S.p.A. He was member of the Board of Directors of TIM Participações S.A. from February 2011 to April 11, 2013. Mr. De Angelis from October 16, 2014 is a Chairman and member of the Board of Directors of 4G Retail S.r.l.

Stefano Ciurli:    Mr. Ciurli was born in Rome, in 1962. He was appointed Head of the National Wholesale Services of Telecom Italia on December 22, 2014. He graduated in Economics at LUISS University in 1987. He began his professional career in 1987 in SIP, over 20 years in Telecom Italia with increasing responsibilities mainly within the Finance Administration and Control department. From July 2003 to December 2005 he served as Chief Financial Officer of TIM. In 2006 he was in charge of the International Support area with the responsibility on the activities of business development and plug&play opportunities at international level. From August 2008 to March 2009, he served as head of the Planning & Control department of Telecom Italia. Mr. Ciurli is also Chairman of Telenergia and of Olivetti Multiservice; he is member of the Board of Directors of Shared Service Center S.r.l., Telecom Italia International N.V. and Telecontact S.p.A.

Item 6. Directors, Senior Management and Employees	Executive Officers

Rodrigo Modesto de Abreu:    Mr. Abreu was born in São Paulo in 1969. Since 2013 Mr. Abreu has been Chief Executive Officer of Tim Participacoes. He holds a degree in electrical engineering from the University of Campinas and an MBA from the Stanford Graduate School of Business. With more than 20 years of experience in the Telecommunications and Information Technology, Mr. Abreu worked in various companies in the sector in Brazil and abroad. Mr. Abreu served as strategic consultant at McKinsey & Co in the United States. In Brazil, he was named CEO of Promon IP in 2000, later became CEO of Telecom Promon and the following year, CEO Promom Technology. In 2004, he assumed the presidency of Nortel Networks Brazil and his last work experience was as president of Cisco in Brazil, where he served for 7 years. Mr. de Abreu is Diretor Presidente of Tim Celular S.A.

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

On May 15, 2012 the Shareholders Meeting appointed the present Board of Statutory Auditors, that will remain in office until approval of the 2014 annual financial statements.

The following table lists the members of the Telecom Italia Board of Statutory Auditors as of April 8, 2015.

Name	Position	Appointed
Enrico Maria Bignami(1)	Chairman	2012
Gianluca Ponzellini	Acting Auditor	2012
Roberto Capone(1)	Acting Auditor	2012
Salvatore Spiniello	Acting Auditor	2012
Ferdinando Superti Furga	Acting Auditor	2012
Franco Patti(1)	Alternate Auditor	2012
Vittorio Giacomo Mariani	Alternate Auditor	2012
Fabrizio Riccardo Di Giusto	Alternate Auditor	2013
Ugo Rock	Alternate Auditor	2012

(1)	Elected by minority shareholders.

The positions held by the members of the Board of Statutory Auditors in other listed companies are shown below:

Enrico Maria Bignami	Director of Biancamano S.p.A.
Gianluca Ponzellini	Chairman of the Board of Auditors of De Longhi S.p.A.
Salvatore Spiniello	Member of the Board of Auditors of Risanamento and Telecom Italia Media S.p.A.
Ferdinando Superti Furga	Chairman of the Board of Auditors of Arnoldo Mondadori S.p.A. and Saras S.p.A.

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

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The number of Group employees at December 31, 2014 and 2013 was the following:

	As of December 31,
	2014	2013	Changes
	(units)
Employees—Italy	52,882	53,155	(273)
Employees—Foreign	13,143	12,468	675

Total Employees at payroll(1)	66,025	65,623	402
Employees allocated to non-current assets held for sale	16,420	16,575	(155)

Total Employees(1)	82,445	82,198	247

(1)	Includes employees with temporary work contracts: 9 units as of December 31, 2014 and 4 units as of December 31, 2013.

The increase in workforce of 247 units compared to December 31, 2013, is the result of the following events that occurred in 2014:

•	the exclusion of a business of the subsidiary Olivetti I-Jet from the scope of consolidation (8 units);

•	the inclusion in the scope of consolidation of Rete A (12 units);

•	the workforce turnover up by 393 units. The workforce turnover is detailed below by each Business Unit:

	Hirings	Terminations	Changes
	(units)
Domestic	822	1,119	(297)
Brazil	5,216	4,515	701
Media, Other Operations	2	13	(11)

Turnover	6,040	5,647	393

Telecom Italia S.p.A.

	As of December 31,
	2014	2013	Changes
	(units)
Personnel on payroll	44,164	44,386	(222)

Tim Brasil group

	As of December 31,
	2014	2013	Changes
	(units)
Tim Brasil group—Total	12,841	12,140	701

6.5.2    INDUSTRIAL RELATIONS

Telecom Italia

The Telecom Italia S.p.A. system of relationships has evolved according to a well-established participatory system. Participation is perceived as a value to be sought in all kinds of discussion, not only in negotiations. In 2014, information sessions and discussions with the unions were intensified (particularly through specific permanent or ad hoc joint committees), with the task of carrying out a detailed examination of issues identified by the national coordination office for Unitary Workplace Union Structures (RSU) including work shifts, telework, new forms of work and geolocation of field engineer vehicles.

Item 6. Directors, Senior Management and Employees	Employees

The search for constant dialogue and constructive discussion with the unions led to major agreements being reached with the unions and the national coordination office for the RSU aimed at reconciling the needs of the business with those of the people who work in the Company.

One example of collaboration between the Company and the trade union representatives to achieve solutions sustainable for both parties is the agreement signed between the Company and the union representatives of the Group’s senior management. The agreement provides for executives to contribute, in various ways, to the charges borne by employees subject to solidarity contracts, charges which have actually increased as a result of the reduction in the wage subsidy introduced by the Stability Law in 2014(24). The application of this agreement will provide financial resources estimated at around 4 million euros, which will be added to an additional 4 million euros made available by the Company as a result of productivity gains. The full amount will go towards paying the contributions owed by employees registered with the closed complementary welfare funds. Non-registered colleagues will receive equivalent one-off amounts in their pay packets.

The business transformation plan for the re-launch of the retail sales channel was also fully explained to the trade unions and, during intensive discussions, an agreement was reached on the process for implementing it, with the common goal of identifying sustainable solutions for people, particularly in order to safeguard their professional status.

The Company and the unions have also identified agreed solutions for the introduction of new work shifts for people working in the Caring Services 191 service, which will contribute to manning the service more intensively and fulfilling the needs of the relevant customers. In this context, a series of tools has been provided to guarantee a better work-life balance for people, such as accepting requests from mothers with children of pre-school age to transfer to part-time work and introducing a specific electronic notice board to make it easier for operators to swap shifts.

As a tangible measure taken to support internal employment levels, the company has developed a significant plan for insourcing activities of added value, agreed with the Trade Union Organizations. This has led to the opportunity to access professional requalification paths, accompanied by significant, specific training programs, thereby assuring a “second working life” for hundreds of people affected by the change. The optimization of use of the resources, together with the increased productivity qualified by the union agreements mentioned above, has allowed Telecom Italia to successfully insource during the two-year period 2013-2014 for approximately 2,860 full-time equivalents, thereby exceeding the envisaged target.

Brazil

Meetings to discuss changes to the collective agreement—ACT 2014/2016 began in August 2014 and ended in November 2014. Negotiations took place with the two national Federations (FENATTEL and FITTEL), which together represent the country’s 27 trade unions. The meetings with workers for the new collective agreement were held in November 2014 throughout the country and, on a national level, the conditions proposed and voted in these meetings were then approved. In addition to some changes of an economic nature, the agreements related to the inclusion of 23 new corporate clauses, including the transformation of the days of December 24 and 31 into holidays, recognition of de facto couples (both homosexual and heterosexual) and their children (including adopted) and the right to permits for female workers who were victim to domestic violence.

(24)

Solidarity Contracts are agreements that provide for working hours to be reduced in order to avoid downsizing. For the workers to whom the contract will be applied, provision is made for INPS (social security) to make up part of the remuneration not received due to the reduction in working hours.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on April 16, 2014 set the maximum total annual remuneration of the Board of Directors (to remain in office for a three-year term, until the approval of the 2016 financial statements), according to article 2389, first paragraph, of the Italian Civil Code up to 1.9 million euros, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith.

According to the resolution adopted by the Board on June 26, 2014, the above mentioned overall amount was distributed as follows (gross amounts on a yearly basis):

•	110,000 euros to be paid to each director in office (excluding the Chairman of the Board and the CEO);

•	an additional 45,000 euros to be paid to each member of the Control and Risk Committee;

•	an additional 40,000 euros to be paid to each member of the Nomination and Remuneration Committee;

•	an additional 20,000 euros to be paid to the Chairman of each Control and Risk Committee and Nomination and Remuneration Committee.

In addition, on August 5, 2014 the Board granted an additional 45,000 euros to be paid to the Director Calvosa, who had been assigned the role of link between the Board and the control functions which report directly to the Board.

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2014 to the members of the Board of Directors of Telecom Italia was 5.3 million euros.

Following the renewal of the Board of Directors (Shareholders’ Meeting of April 16, 2014) the remuneration package of the Chairman (Mr. Recchi, who is not an employee of the Company) was agreed by contract as follows:

•	fixed annual remuneration of 700,000 euros gross for his position as Chairman of the Board;

•

variable remuneration linked to annual performance objectives decided by the Board, with a target value of 200,000 euros and a range of between 50% and 150%, depending on the level of achievement of the targets assigned;

•

benefits similar to those granted to Group executives (company car, medical and accident insurance, complementary healthcare, complementary welfare) enjoyed free of any direct or indirect charges, with a corresponding increase in the remuneration for the position of Chairman by the amount required to pay the tax applicable to taxed benefits. With specific reference to complementary welfare, provision was made for the Company to make an annual net payment to the Company complementary welfare fund amounting to (i) 10% of his fixed remuneration and (ii) 10% of the annual bonus applicable for achievement of the target results.

In the event of early termination of the office as Director in the absence of just cause, at the initiative of the Company and/or if asked to resign by the Board of Directors, the Chairman shall have the right to receive the fixed fees established for the office (pursuant to Art. 2389, subsection 3 of the Italian Civil Code) otherwise due until the end of the mandate. Moreover, unless otherwise resolved by the Board of Directors, the Chairman shall also have the right to receive a variable amount, calculated on the remaining value in annual amounts (or fractions of annual amounts) based on the average of the amounts actually received, as variable short term fee, until the actual date of termination of the office as director or, if no variable fee has accrued at the time of termination, on the related target measure. A similar treatment will apply in case of resignation due to revocation, reduction or modification substantially worsening the powers granted.

The remuneration package of the Chief Executive Officer of the Company (Mr. Patuano, who is an employee of Telecom Italia) has been agreed by contract as follows:

•	fixed annual remuneration of 1.4 million euros gross as the annual gross remuneration for his employment relationship with the Company;

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

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

Provision was also made for the payment of remuneration for the special position held (short term variable remuneration value, calculated as the average of the amounts received since 2014), in the event of early termination due to (i) early withdrawal of the administration relationship by the Company without just cause; (ii) resignation by Mr. Patuano at the request of the Board of Directors; (iii) resignation by Mr. Patuano with just cause. The procedure set forth in the collective labor agreement for company executives was established as being applicable in the event of a termination of employment relationship by the Company (unless there is just cause) or resignation requested by the Board of Directors. Finally, the Company has reserved the right to enter into a one year non-competition agreement, in exchange for a one-off payment equal to a year’s remuneration (fixed component and variable component calculated to correspond to the average of disbursements already made), to be implemented after termination.

***

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The following table lists the Directors who served during 2014 and their respective compensation as of December 31, 2014, according to the disclosure format set forth by Consob, the Italian market regulator (Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions):

				Column 1	Column 2	Column 3	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8
Name and surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non- monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing
				(thousands of euros)
Giuseppe Recchi(1)	Chairman	4/16 – 12/31/2014	12/31/2016	491		240		3		734
Marco Emilio Angelo Patuano(2)	Chief Executive Officer	1/1 – 12/31/2014	12/31/2016	1,283		1,661		44		2,988	1,407
Tarak Ben Ammar(3)	Director	1/1 – 12/31/2014	12/31/2016	110						110
Davide Benello(4)	Director	4/16 – 12/31/2014	12/31/2016	77	41					118
Lucia Calvosa(5)	Director	1/1 – 12/31/2014	12/31/2016	133	58					191
Flavio Cattaneo(6)	Director	4/16 – 12/31/2014	12/31/2016	77	28					105
Laura Cioli(7)	Director	4/16 – 12/31/2014	12/31/2016	77	32					109
Francesca Cornelli(8)	Director	4/16 – 12/31/2014	12/31/2016	77	32					109
Jean Paul Fitoussi(9)	Director	1/1 – 12/31/2014	12/31/2016	110	47					157
Giorgina Gallo(10)	Director	4/16 – 12/31/2014	12/31/2016	77	32					109
Denise Kingsmill(11)	Director	4/16 – 12/31/2014	12/31/2016	77	28					105
Luca Marzotto(12)	Director	4/16 – 12/31/2014	12/31/2016	77						77
Giorgio Valerio(13)	Director	4/16 – 12/31/2014	12/31/2016	77	32					109
Massimo Egidi(14)	Director	1/1 – 4/16/2014	12/31/2013	32	6					38
Gabriele Galateri(15)	Director	1/1 – 4/16/2014	12/31/2013	45	6					51
Gaetano Miccichè(16)	Director	1/1 – 4/16/2014	12/31/2013	32						32
Aldo Minucci(17)	Director	1/1 – 4/16/2014	12/31/2013	32	24					56
Renato Pagliaro(18)	Director	1/1 – 4/16/2014	12/31/2013	32	10					42
Mauro Sentinelli(19)	Director	1/1 – 4/16/2014	12/31/2013	32	23					55
Luigi Zingales(20)	Director	1/1 – 4/16/2014	12/31/2013	32	13					45

Total				2,980	412	1,901	—	47	—	5,340	1,407	—

(1)	Giuseppe Recchi—Chairman of the Board of Directors

col. 1 This amount includes the fixed compensation, pursuant to article 2389, subsection 3, of the Italian Civil Code, resolved by the Board of Directors;

col. 3 The amount, in relation to the office as Director, refers to the bonus relating to the financial year for objectives achieved in the year itself.

(2)	Marco Patuano—Chief Executive Officer

col. 1 The amount includes the remuneration for work as employee (euro 1,277,000) and travel expenses (euro 6,000);

col. 3 The amount, relating to the office as Director, includes the bonus pertaining to the financial year for objectives achieved in the year itself (euro 1,253,000), the one-off bonus resolved by the Board of Directors in the gross amount of euro 400,000, by way of recognition of the results achieved in FY 2013 and the role of Chief Executive Officer held as from October 2013, as well as miscellaneous/taxed reimbursements relating to the contract of employment (euro 8,000).

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(3)	Tarak Ben Ammar—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors

(4)	Davide Benello—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee (euro 28,000) and as Chairman of the Nomination and Remuneration Committee (euro 13,000).

(5)	Lucia Calvosa—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors (euro 110,000) and as link between the Board of Directors and the corporate control departments which report directly to the Board (euro 23,000);

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee (euro 45,000) and Chairman of the Control and Risk Committee (euro 13,000).

(6)	Flavio Cattaneo—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee.

(7)	Laura Cioli—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee.

(8)	Francesca Cornelli—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee.

(9)	Jean Paul Fitoussi—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee (euro 13,000) and member of the Nomination and Remuneration Committee (euro 34,000).

(10)	Giorgina Gallo—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee.

(11)	Denise Kingsmill—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee.

(12)	Luca Marzotto—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors.

(13)	Giorgio Valerio—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee.

(14)	Massimo Egidi—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee.

(15)	Gabriele Galateri—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors (euro 32,000) and as link between the Board of Directors and the corporate control departments which report directly to the Board (euro 13,000);

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee (euro 6,000).

(16)	Gaetano Miccichè—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(17)	Aldo Minucci—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Executive Committee (euro 10,000) and Vice Chairman of Telecom Italia S.p.A. (euro 14,000).

(18)	Renato Pagliaro—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Executive Committee (euro 10,000).

(19)	Mauro Sentinelli—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Executive Committee (euro 10,000) and as member of the Control and Risk Committee (euro 13,000).

(20)	Luigi Zingales—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee (euro 13,000).

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

		Options assigned in previous financial years			Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year
Name and Position	Plan and respective resolution	Number of financial instruments	Strike price	Possible exercise period (from – to)	Number of financial instruments	Strike price	Possible exercise period (from – to)	Fair value on assignment date (in euro)	Date of assignment	Market price on assignment	Number of financial instruments	Strike price	Market price	Number of financial instruments	Number of financial instruments
Marco Patuano—Chief Executive Officer	2014 Stock Option Plan 4/16/2014	—	—	—	20,106,382	€0.94	2017 / 2020	4,222,340	06/26/2014	€0.93	—	—	—	—	20,106,382

For further details, please see “Note—Equity compensation plans” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

6.6.2    Compensation of Executive Officers

The total compensation due by the Company or by any of the Company’s subsidiaries in 2014 to the Company’s executive officers (including the Chief Executive Officer) was 12.7 million euros.

There is no generalized standard practice regarding severance pay for executive officers with strategic responsibilities. However, the general policy established since 2008 is the following:

•

at the time of appointment to an executive position, an executive who already has an employment contract with the Group will be subject to the provisions of the collective labor agreement for company executives;

•	at the time of engagement of an executive from outside the company, any severance clauses will not normally exceed the maximum amount payable under the collective labor agreement for executives;

•	in the event of specific executive staff redundancy campaigns, more generous payments may be made than those that are required by the collective labor agreement.

There are no general non-competition policies for executive officers with strategic responsibilities. For a small number of executive officers with strategic responsibilities there is still a duty not to compete with group companies under agreements signed prior to 2008, for which the respective consideration has already been disbursed.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The specific provisions applicable to the current Chief Executive Officer, who is an employee of the Company, are described under 6.6.1 “Compensation of Directors”.

Applicable Italian law requires disclosure of individual compensation in the form of stock options for General Managers and, in the aggregate and divided by plan, the stock options granted by Telecom Italia S.p.A. to Executive Officers as a group.

The following tables have been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions.

		Options assigned in previous financial years					Options assigned during the financial year								Options exercised during the financial year						Options expired during the financial year	Options held at the end of the financial year
Position	Plan and respective resolution	Number of financial instruments	Strike price			Possible exercise period (from – to)	Number of financial instruments	Strike price		Possible exercise period (from – to)	Fair value on assignment date (in euro)	Date of assignment	Market price on assignment		Number of financial instruments	Strike price		Market price			Number of financial instruments	Number of financial instruments
Remuneration in the company that draws up the financial statements
Executive Officers	2014 Stock Option Plan 4/16/2014(7)	—		—		—	28,592,347		€0.94	2017 / 2020	6,004,393	06/26/2014		€0.93	—		—		—		—	28,592,347
Remuneration from subsidiaries and associates
Executive Officers	2013 Stock Option Plan	616,091	R$	8.1349	(1)	2014 / 2019	—		—	—	—	—		—	203,310	R$	7.3214(2)	R$	12.0000	(3)	—	412,781

Executive Officers	2014 Stock Option Plan	—		—		—	338,601	R$	13.4184(1)(4)	2015 / 2020	480,339(5)(6)	09/29/2014	R$	13.4184(4)	—		—		—		—	338,601

(1)	The strike price can be corrected with regard to the result of relative performance.

(2)	The strike price, considering a discount rate of 10%, as a result of relative performance;

(3)	The market price was determined on the basis of the period from 08/12 to 09/10, 30 days prior to the date of share transfer to the participant;

(4)	The market price (same value as the strike price) is calculated on the basis of the share price weighted by volume of trade in the 30 days prior to the assignment date (09/01 to 09/26).

(5)	Amounts relating to local Stock Option Plans have been converted into euros/000 at the average exchange rate in 2014, at 12/31/2014 (Reais/€3.12280);

(6)	Fair Value at allocation date for each option equal to 4.43 Reais.

(7)	On March 2, 2015 a further 2,227,722 options were granted at an exercise price of €1.01 exercisable during the period 2017-2020.

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

The Shareholders Meeting held on April 16, 2014 approved the proposal to supplement the remuneration of the Board of Auditors awarding them, in addition to the aforementioned remuneration, an individual attendance fee (the same sum for the Chairman of the Board of Statutory Auditors and the remaining Auditors), of 500 euros gross for each meeting which each of them has attended over 24 meetings per calendar year, starting from January 1, 2014 and with payment, in the event of a period of office of less than an entire calendar year, of the same amount for each meeting that they have attended over the product of the multiplication by 2 of the total number of complete calendar months in which they were in office.

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2014 to the members of the Board of Auditors was approximately 500 thousand euros.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

Individuals	Description of the position			Compensation
Name	Position held	Period during which position was held	Office expiry	Compensation base	Non cash benefits	Bonuses and other incentives	Other Compensations	Total
				(thousand of euros)
Enrico Maria BIGNAMI(1)	Chairman	1/1-12/31/2014	12/31/2014	169	—	—	—	169
Roberto CAPONE(2)	Acting Auditor	1/1-12/31/2014	12/31/2014	122	—	—	—	122
Gianluca PONZELLINI(3)	Acting Auditor	1/1-12/31/2014	12/31/2014	117	—	—	—	117
Salvatore SPINIELLO(4)	Acting Auditor	1/1-12/31/2014	12/31/2014	118	—	—	20	138
Ferdinando SUPERTI FURGA(5)	Acting Auditor	1/1-12/31/2014	12/31/2014	120	—	—	—	120

Total				646	0	0	20	666

(1)	Enrico Maria Bignami—Chairman of the Board of Statutory Auditors

This amount refers to the compensation received as Chairman of the Board of Statutory Auditors (euro 135,000), supplemented with the attendance allowance (euro 34,000), as per the resolution passed by the shareholders’ meeting on April 16, 2014.

(2)	Roberto Capone—Standing Auditor

This amount refers to the compensation received as Standing Auditor (euro 95,000), supplemented with the attendance allowance (euro 27,000), as per the resolution passed by the shareholders’ meeting on April 16, 2014.

(3)	Gianluca Ponzellini—Standing Auditor

This amount refers to the compensation received as Standing Auditor (euro 95,000), supplemented with the attendance allowance (euro 22,000), as per the resolution passed by the shareholders’ meeting on April 16, 2014.

(4)	Salvatore Spiniello—Standing Auditor

Euro 118,000 refers to the compensation received as Standing Auditor (euro 95,000), supplemented with the attendance allowance (euro 23,000), as per the resolution passed by the Shareholders’ meeting on April 16, 2014. Euro 20,000 refers to the compensation received as Standing Auditor of the subsidiary Telecom Italia Media.

(5)	Ferdinando Superti Furga—Standing Auditor

This amount refers to the compensation received as Standing Auditor (euro 95,000), supplemented with the attendance allowance (euro 25,000), as per the resolution passed by the Shareholders’ meeting on April 16, 2014.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At December 31, 2014, the outstanding equity compensation plans of the Telecom Italia Group are as follows.

Telecom Italia equity-based plans

In particular:

•

on December 31, 2014 the three-year performance period of the 2012 Long Term Incentive Plan expired. On February 5, 2015, the Board of Directors of the Company acknowledged that the levels for the incentive targets had not been reached. As a result, the rights relating to the 2012 Long Term Incentive Plan were forfeited;

•

the Board of Directors of the Company on March 6, 2014 commenced, in implementation of the resolution passed on April 17, 2013 by the Extraordinary Shareholders’ Meeting, the Broad-Based Share Ownership Plan to offer to the employees of the Company and its Italian subsidiaries a total of 54 million Ordinary Shares at a 10% discount to the market price. The offer of Ordinary Shares resulted in a new issuance of 53,911,926 Ordinary Shares on July 31, 2014. The subscribers who retain the Ordinary Shares for 1 year and maintain the status of employee at Telecom Italia Group are entitled to have a bonus share in the ratio of 1 bonus share for every 3 subscribed Ordinary Shares.

Telecom Italia stock option plans

The Shareholders’ Meeting of the Company on April 16, 2014 approved the Stock Option Plan 2014-2016 that was initiated following the resolution of the Board of Directors on June 26, 2014.

The beneficiaries of the Plan include the Chief Executive Officer, Top Management (including Executive Officers) and a selected part of the Management for a total of 160 employees of the Telecom Italia Group. The Plan covers the three-year period 2014-2016, with a maximum limit of 196 million Ordinary Shares available for issue. Each beneficiary, upon achieving the target level of his/her performance objectives, is awarded a number of exercisable options. Once they have vested, the rights can be exercised for a period of three years.

The exercise price was set at 0.94 euros per option.

Tim Participações stock option plans

In particular:

•

2011-2013 Plan. The incentive plan for managers in key positions at Tim Participações and its subsidiaries was evaluated on basis of two performance objectives. The vesting period was three years (a third per year) and the validity of the options is six years. On August 31, 2012, 2,661,752 options were granted. As of December 31, 2014, 896,479 options had been exercised. On July 30, 2013, 3,072,418 options were granted. As of December 31, 2014, 971,221 options had been exercised;

•

2014-2016 Plan. The incentive plan for managers in key positions at Tim Participações and its subsidiaries was approved by the shareholders’ meeting on April 10, 2014. The exercise of the options is not subjected to specific performance objectives. The vesting period was three years (a third per year) and the validity of the options is six years. On September 29, 2014, 1,456,353 options were granted. As of December 31, 2014, no options could be considered as vested.

For further details, see “Note—Equity compensation plans” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2014, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

			As of December 31, 2014
Major Shareholders	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.30
Findim Group S.A .	(direct	)	669,431,444	4.97
People’s Bank of China	(direct	)	279,155,990	2.07

BlackRock Inc. notified an indirect holding as of March 12, 2014, as an asset management company, of a total number of 645,770,181 Ordinary Shares, which at December 31, 2014 was equal to 4.79% of Telecom Italia’s Ordinary Shares.

At December 31, 2014, Telecom Italia held 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 124,544,373 Ordinary Shares, for a total of 1.20% of capital with voting rights.

As of April 8, 2015, the above mentioned position is the following:

			As of April 8, 2015
	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Telco S.p.A.	(direct	)	3,003,586,907	22.30
People’s Bank of China	(direct	)	279,155,990	2.07

On February 4, 2015 Findim Group S.A. communicated a reduction in its shareholding from 4.97% to 1.99% of Telecom Italia’s Ordinary Shares.

BlackRock Inc.’s indirect holding of a total number of 645,770,181 Ordinary Shares (as indicated above), was at April 8, 2015 equal to 4.79% of Telecom Italia’s Ordinary Shares.

For more details about the significant changes in the percentage of ownership held by major shareholders, please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.1 Background”.

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

Telecom Italia’s main shareholder is Telco S.p.A. (Telco), whose capital with voting rights at December 31, 2014 was broken down as follows: Intesa Sanpaolo S.p.A. (11.62%), Mediobanca S.p.A. (11.62%), companies belonging to the Generali Group (30.58%) and Telefónica S.A. (46.18%).

The shareholders of Telco are part of a shareholders’ agreement dating back to April 28, 2007. On February 29, 2012 the shareholders of Telco cancelled, by mutual consent, the agreement signed in 2007, as subsequently amended, signing a new agreement on the same terms and conditions as the previous one, with a duration until February 28, 2015. On February 27, 2015 the shareholders of Telco postponed the termination of the agreement in force up to the earlier of June 30, 2015 or the date the demerger of Telco becomes effective.

On September 24, 2013, Telefónica subscribed new non-voting shares of Telco for approximately 324 million euros, bringing its stake in the capital of Telco to 66%; on the same date, the parties amended some matters

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

agreed in the shareholders’ agreement. In relation to this, the agreement presently includes an undertaking by Telefónica to subscribe a further increase in capital—again with the issue of non-voting shares—for a total of approximately 117 million euros, which would increase its stake in the capital of Telco from 66% to 70%. Furthermore, from January 1, 2014, Telefónica is entitled to exchange the shares subscribed with the aforementioned increases in capital into voting shares, also in several tranches until it achieves a maximum stake of 64.9% of the total voting capital of Telco. From the same date, Telefónica is entitled to purchase for cash all the shares of the other Telco shareholders, in accordance with predetermined windows of time, coordinated with the time periods within which the Telco shareholders may exercise their non-proportional demerger options, between June 15 and June 30, 2014 and February 1 and February 15, 2015. The second increase in capital, the conversion right and the purchase right are dependent on obtaining all necessary antitrust and communications authorizations (including, where necessary, those of the authorities in Brazil and Argentina).

On June 26, 2014 the Board of Directors of Telco acknowledged receipt of the notices received from shareholders Assicurazioni Generali S.p.A. (also in the name and on behalf of the Telco shareholders which are also Generali group companies), Mediobanca S.p.A. and Intesa Sanpaolo S.p.A. on June 16, 2014, stating their intention to exercise their right to request the demerger of Telco under the terms of the shareholders’ agreement. The Board also unanimously approved the proposed partial demerger of the company (the “Demerger”) as a result of which four newly-incorporated beneficiary companies, 100%-owned by each shareholder, will be allocated the respective shareholder’s stake in Telecom Italia currently held by Telco (equal to approximately 22.3% of Telecom Italia’s ordinary share capital), as follows: 14.77% to the newco owned by Telefónica, 4.32% to the newco owned by the Generali Group, and 1.64% to each of the newcos owned respectively by Intesa Sanpaolo and Mediobanca.

The Telco demerger was approved by the shareholders in an extraordinary general meeting called on July 9, 2014.

Completion of the Demerger is subject to the requisite clearances from the following authorities: Conselho Administrativo de Defesa Econômica “CADE” (Brazilian antitrust authority); Agência Nacional de Telecomunicações “ANATEL” (Brazilian regulatory authority); Comision Nacional de Defensa de la Competencia “CNDC” (Argentine antitrust authority) and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority).

To this date, IVASS, ANATEL and CADE have approved the Demerger (subject to certain conditions as far as Anatel and CADE are concerned).

As part of the Demerger process, on February 27, 2015 Telco fully repaid the bank loan facility (in an amount equal to approximately 677 million euros including accrued interest) and the subordinated bonds held by the shareholders (in an amount equal to approximately 1,878 million euros including accrued interest) utilizing the financial resources made available through shareholders’ loans for an overall amount of approximately 2,555 million euros, which have been disbursed by the shareholders proportionally to their respective shareholding. Upon the repayment of the bank loan facility, the pledge over the ordinary shares of Telecom Italia granted by Telco in favor of the lending banks was cancelled and, thus, the option agreement concerning the right to acquire the above mentioned ordinary shares of Telecom Italia in case of enforcement of the pledge has been terminated.

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

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

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

The shareholders agreement provides that the Telecom Italia Group and the Telefónica Group are managed autonomously and independently. In particular, the Board members designated by Telefónica to serve in Telco and Telecom Italia are instructed by Telefónica not to attend or vote in board meetings (nor will Telefónica itself exercise its right to vote in the Telco shareholders’ meetings) that examine and propose resolutions regarding the policies, management and operations of companies directly or indirectly controlled by Telecom Italia and that provide their services in countries where legal or regulatory restrictions or limitations concerning the exercise of voting rights by Telefónica are in force. In addition, specific provisions and prohibitions regarding Brazil and Argentina were altered to take account (i) of the prescriptions imposed by the Brazilian telecommunications authority (Anatel) through “Ato” no. 68.276 of October 31, 2007 (to date superseded by Anatel’s ruling approving the Demerger), and the “Termo de Compromisso de Desempenho” signed before the Brazilian antitrust authority (CADE) on April 28, 2010 by the Telco shareholders and, as intervening party, by TIM Brasil Serviços e Participações S.A., as well as (ii) of the “Compromiso” signed before the Comisión Nacional de Defensa de Competencia of Argentina (CNDC) on October 6, 2010 by the contracting parties, by Telco and—as intervening parties in order to execute the obligations assumed—by Telecom Italia, Telecom Italia International N.V., Sofora Telecomunicaciones SA, Nortel Inversora SA, Telecom Argentina SA, Telecom Personal SA, Telefónica de Argentina SA, and Telefónica Moviles SA.

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

In compliance with the conditions set forth by ANATEL while approving the Demerger (through “Ato” of December 22, 2014, as amended on March 12, 2015), on March 20, 2015, Telefónica committed (such a commitment being qualified as a shareholder agreement pursuant to Italian law) to waive all its “political rights” in relation to Telecom Italia, as well as any of Telecom Italia’s subsidiaries, including TIM Celular S.A, and Intelig Telecomunicações Ltda. for as long as Telefónica holds a stake in Telecom Italia. Therefore Telefónica will not:

•	appoint any members to the Board of Directors, Board of Statutory Auditors, Board of Officers, or to any other corporate bodies with equivalent attributions of the above-mentioned companies;

•	exercise any voting and veto rights at any shareholders’ meetings of the above-mentioned companies, or at any other deliberative forum of TI with equivalent attributions, and;

•

have access to, or participate by means of the registry of its attendance for the purposes of forming installation or deliberation quorums at, shareholders’ meetings of the above-mentioned companies, or in any other deliberative forum of TI with equivalent attributions.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Furthermore, on March 26, 2015 Telco, at the request of Telefónica, submitted a request to Telecom Italia for an item to be added to the agenda of the annual general meeting to be held on May 20, 2015, asking for a modification of the Telecom Italia Bylaws in response to the rulings issued by Anatel. Such modification is intended to comply with the provisions contained in the aforementioned rulings which authorized the Demerger subject, inter alia, to the neutralization of Telefónica’s “political rights” in Telecom Italia and its subsidiaries.

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2014 or a part of that year, have held the post of director in Telecom Italia S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2013 (or at the date of appointment)	Number of shares purchased in 2014	Number of shares sold in 2014	Number of shares held at the end of 2014 (or as of the date on which individual left post, if before)
Marco PATUANO	Telecom Italia S.p.A.	Ordinary	70,000	—	—	70,000
		Savings	30,000	—	—	30,000
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595	—	—	2,595
Gabriele GALATERI	Telecom Italia S.p.A.	Ordinary	352,000	—	—	352,000
		Savings	176,000	—	—	176,000
Luca MARZOTTO	Telecom Italia S.p.A.	Savings	200,798	—	—	200,798
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000	—	—	60,000
Flavio CATTANEO	Telecom Italia S.p.A.	Ordinary	—	550,000	550,000	—
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary	58,000	—	—	58,000

❖	BOARD OF AUDITORS

No individuals who, during 2014 or a part of that year, have held the post of statutory auditor in Telecom Italia S.p.A. hold investments in Telecom Italia S.p.A. and in the related subsidiaries.

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2014 or a part of that year, have held the post of executive officers in Telecom Italia S.p.A.

Company	Class of shares	Number of shares held at the end of 2013 (or at the date of appointment)	Number of shares purchased in 2014	Number of shares sold in 2014	Number of shares held at the end of 2014 (or as of the date on which individual left post, if before)
Telecom Italia S.p.A.(1)	Ordinary	21,241	3,312	—	24,553

(1)	Of which 3,460 shares held indirectly.

* * *

As of April 8, 2015 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

7.1.3    CONTINUING RELATIONSHIP WITH THE ITALIAN STATE

The Italian Government is in a position to exert certain powers with respect to Telecom Italia through the exercise of special powers.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

In 2012 Decree law 21/2012, setting out “Regulations on special powers over corporate ownership in the defense and national security sectors, as well as for activities of strategic relevance in the energy, transport and communications sectors” was adopted and subsequently converted with amendments in law 56/2012.

The regulations for the identification of assets of strategic importance in the communications sector (Presidential Decree no. 85/2014) was published in the Official Gazette of June 6, 2014 and identified the procedures to activate special powers (Presidential Decree no. 86/2014). Since the Regulations came into force identifying assets of strategic importance in the communications sector (June 7, 2014), the special powers introduced by the privatization law and the relevant implementing ministerial decrees (regarding Telecom Italia the Decree of the Minister of Economy and Finance of April 1, 2005) have been abrogated, and the corresponding clauses in the Bylaws (article 22 of the Bylaws of Telecom Italia) was subsequently cancelled on June 26, 2014.

As a result the Italian Government is now provided with:

•

the authority to impose conditions and possibly to oppose the purchase, by non-EU citizens, of controlling shareholdings in the Company. For non-EU citizens, any right to purchase will be permitted solely on condition of reciprocity with the purchaser’s home jurisdiction;

•

until expiration of the period for the imposition of conditions or the exercise of the power of opposition, the voting rights (and not relating to equity) attached to the shares whose transfer involves the transfer of control, are suspended. The same rights are suspended in the event of any default or breach of conditions imposed to the buyer, throughout the period in which the breach or violation continues. The resolutions may be adopted with the vote of such shares or units, as well as the resolutions or acts adopted in violation or breach of the conditions imposed, are null;

•

veto power (even in the form of imposing requirements or conditions) at any resolution, act or transaction which has the effect of modifying the ownership, control, or the availability of the same strategic assets or change their use, including resolutions of merger, demerger, transfer of the registered office abroad, transferring the company or business units which contain the strategic assets or their assignment by way of guarantee, amendment to company’s bylaws purpose, company dissolution or amendment in bylaws provisions relating to limitations on voting rights. The resolutions or acts adopted in violation of these requirements are void. The Government may also order the company and any other party at their own expense to restore the previous situation.

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

7.2    RELATED-PARTY TRANSACTIONS

The following major transaction with related parties were entered into in 2014:

•

on August 4, 2014 the threshold of greater significance of the equivalent-value ratio, set at 3.5% of the consolidated equity of Telecom Italia, was exceeded, as a result of the execution of a series of sales of tax receivables during 2014, together with the sales of trade receivables with advances to companies of the Intesa Sanpaolo group, a related party of Telecom Italia according the Procedure adopted by the Company.

No other related party transactions were entered into that have materially affected the financial position or results of Telecom Italia Group and Telecom Italia S.p.A.

Related party transactions, when not dictated by specific laws, were usually conducted at arm’s length. Furthermore, the transactions were subject to an internal procedure which establishes the procedures and timing for verification and monitoring. The procedure can be consulted on the Company’s website at the following address: www.telecomitalia.com, section Governance—channel governance system.

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

Item 9.    LISTING

9.1    TRADING OF TELECOM ITALIA ORDINARY SHARES AND SAVINGS SHARES

The principal trading market for the Ordinary Shares and the Savings Shares is Mercato Telematico Azionario or (“Telematico”), an automated screen trading system managed by Borsa Italiana (See “—9.2 Securities Trading in Italy”).

Ordinary and Savings Share ADSs, each representing respectively ten Ordinary Shares and ten Savings Shares have been listed on the NYSE since August 4, 2003. JPMorgan Chase Bank is the Company’s Depositary issuing ADRs evidencing the Ordinary Share ADSs and the Savings Share ADSs.

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2010.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2010:
First Quarter	1.138	1.019	15.910	13.970
Second Quarter	1.134	0.889	15.460	10.500
Third Quarter	1.089	0.890	14.080	11.200
Fourth Quarter	1.109	0.951	15.610	12.320
2011:
First Quarter	1.144	0.984	15.940	13.130
Second Quarter	1.090	0.897	15.650	12.690
Third Quarter	0.953	0.728	13.930	10.000
Fourth Quarter	0.941	0.768	13.510	10.180
2012:
First Quarter	0.923	0.772	12.300	10.170
Second Quarter	0.892	0.663	11.980	8.200
Third Quarter	0.847	0.618	10.990	7.370
Fourth Quarter	0.801	0.671	10.480	8.430
2013:
First Quarter	0.765	0.547	10.160	7.050
Second Quarter	0.665	0.515	8.600	6.660
Third Quarter	0.615	0.475	8.200	6.280
Fourth Quarter	0.748	0.613	10.300	8.230
2014:
First Quarter	0.875	0.712	12.010	9.550
Second Quarter	1.000	0.821	13.410	11.280
Third Quarter	0.936	0.807	12.550	10.710
Fourth Quarter	0.954	0.763	11.710	9.730
2015:
January	1.028	0.859	11.560	10.070
February	1.063	0.949	12.000	10.780
March	1.135	1.046	12.130	11.160
April (through April 8, 2015)	1.113	1.088	12.000	11.710

Source: Bloomberg data

At the close of business on April 8, 2015 there were 18,964,352 Ordinary Share ADSs outstanding held by 122 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 18,955,817 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2010.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2010:
First Quarter	0.880	0.762	12.020	10.620
Second Quarter	0.900	0.714	12.190	8.490
Third Quarter	0.888	0.722	11.430	9.230
Fourth Quarter	0.893	0.802	12.590	10.490
2011:
First Quarter	1.014	0.822	14.180	10.830
Second Quarter	0.959	0.766	13.760	10.910
Third Quarter	0.806	0.667	11.730	9.170
Fourth Quarter	0.788	0.656	11.270	8.460
2012:
First Quarter	0.752	0.634	9.930	8.420
Second Quarter	0.744	0.543	9.950	6.690
Third Quarter	0.699	0.522	9.040	6.210
Fourth Quarter	0.695	0.581	8.960	7.390
2013:
First Quarter	0.654	7.050	8.640	6.040
Second Quarter	0.551	0.418	7.180	5.400
Third Quarter	0.487	0.378	6.560	4.940
Fourth Quarter	0.586	0.489	7.920	6.550
2014
First Quarter	0.661	0.545	9.360	7.650
Second Quarter	0.784	0.633	10.530	8.630
Third Quarter	0.740	0.651	9.740	8.650
Fourth Quarter	0.751	0.599	9.210	7.710
2015
January	0.836	0.683	9.390	8.000
February	0.870	0.771	9.760	8.630
March	0.904	0.848	9.830	9.020
April (through April 8, 2015)	0.886	0.869	9.570	9.280

Source: Bloomberg data

At the close of business on April 8, 2015 there were 6,518,253 Savings Share ADSs outstanding held by 17 registered holders.

One of the registered holders is the Depository Trust Company (“DTC”) which holds 6,514,599 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On April 8, 2015 the Noon Buying Rate for the Euro was U.S.$ 1.0818 = €1.00.

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

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the second trading day following the trading date. Borsa Italiana publishes information on transactions in each listed security, including the volume traded and the high and low prices of the day. No last price is reported, but an “official price” calculated as a weighted average price of all trades performed during the trading day and a “reference price” as for the closing auction price. The Bank of Italy, in accordance with Consob, regulates the governing of the clearing system that is currently performed in Italy on an exclusive basis by Monte Titoli (a centralized securities clearing system owned by certain major Italian banks and financial institutions).

For the purposes of the automatic control of the regularity of trading on MTA, the following price variation limits shall apply to contracts concluded on shares making up the FTSE MIB, effective July 1, 2013: (i) ± 5.0% (or such other amount established by Borsa Italiana in the “Guide to the Parameters” for trading on the regulated markets organized and managed by Borsa Italiana) with respect to the static price (the static price shall be the previous day’s reference price, in the opening auction, or the auction price, in the continuous trading phase); and (ii) ± 3.5% (or such other amount established by Borsa Italiana in the “Guide to the Parameters”) with respect to the dynamic price (the price of the last contract concluded during the continuous trading phase). Where the price of a contract that is being concluded exceeds one of the price variation limits referred to above, trading in that security will be automatically suspended and a volatility auction phase begun for a certain period of time. Furthermore Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons. The most liquid shares traded on Telematico, including the Telecom Italia ordinary shares, are traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m.

The FTSE MIB Index is the primary benchmark index for the Italian equity market. Capturing approximately 80% of the domestic market capitalization, the FTSE MIB Index measures the performance of the 40 most liquid and capitalized Italian shares and seeks to replicate the broad sector weights of the Italian stock market. The index is derived from the universe of stocks trading on Borsa Italiana’s Telematico market.

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

No significant change in the regulatory environment took place in 2014.

On July 2014 certain amendments to the Borsa Italiana Corporate Governance Code were approved, aimed, on the one hand, at enhancing “comply or explain” principle, consistently with the recent European Commission recommendation, and, on the other hand, at encouraging full disclosure of any severance payment granted to executive directors and top managers, in accordance with the provisions set out by a recent communication of the Italian Securities Authorities.

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

As with all of the Company’s corporate governance codes and principles, the Code of Ethics is updated in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices. The last update dates back to October 3, 2013.

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

Such Principles have been adopted by the Board of Directors as a self-regulatory measure only and can therefore be amended (or neglected in a single instance) at any time with a resolution adopted by the Board and promptly disclosed to the market.

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

On November 4, 2010 the Board of Directors introduced the set of procedures currently in force, as amended on June 28, 2012 and lastly on December 18, 2014. In addition to “related parties”, as defined by Consob regulation No. 17221 of March 12, 2010 and IAS 24, this procedure must also be applied—for self-regulatory principles—to participants in shareholders’ agreements that regulate candidacy to the position of Director of Telecom Italia, in the case of a majority slate. The procedure classifies the transactions in different categories and, according to this classification, different assessment and approval procedures are applied, if these transactions are to be carried out with related parties.

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

The internal control and risk management system is organized and operates according to the principles and criteria set out in the Italian Stock Exchange Code. It is an integral part of the general organizational structure of the Company and the Group, and involves several components that act in a coordinated way according to their respective responsibilities—the responsibility of the Board of Directors to direct and provide strategic oversight, the responsibility of the Executive Directors and management to monitor and manage, the responsibility of the Control and Risk Committee and the Head of the Audit Department to overview and provide support to the Board of Directors, and the supervisory responsibilities of the Board of Statutory Auditors.

Item 10. Additional Information	Corporate Governance

The Board of Directors, insofar as it is responsible for the internal control and risk management system, defines the guidelines of the system and verifies its adequacy, effectiveness and proper functioning, so that the main corporate risks (including, among others, operational, compliance-related, economic and financial risks) are properly identified and managed over time.

The establishment and maintenance of the internal control system are assigned to the Executive Directors (currently, the Chairman Giuseppe Recchi and the Chief Executive Officer Marco Patuano), and to the Manager in charge of preparing the Company’s financial report for his area of responsibility (such position is held by the Head of Administration, Finance and Control, Piergiorgio Peluso), so as to ensure the overall adequacy of the system and its functionality, in a risk-based perspective, which is also taken into account in determining the agenda for the Board’s proceedings.

The Internal Audit Manager, the Group Compliance Officer and the IT & Security Compliance Department Manager report directly to the full Board; the role of link between the Board of Directors and said control structures is presently assigned to non-executive Director Lucia Calvosa. who is the Chairman of the Control and Risk Committee.

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

In 2014 the Board of Directors held 15 meetings.

As at April 8, 2015, four meetings have been held during 2015.

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

•

The slate system is designed to ensure the presence on the Board of Directors of persons drawn from slates presented by minority shareholders. Shareholders who together hold at least 0.5% of the ordinary share capital (in accordance with the interpretation of the corporate Bylaws by the Board of Directors, following a suggestion coming from Consob: in disregard of the different stake annually required to this end by Consob), can put forward slates of candidates. The slates and the accompanying documentation (such as the curricula vitae of the candidates) must be filed at the Company’s registered office at least 25 days and made available to the public at least 21 days before the date scheduled for the shareholders’ meeting. Consob requires the Company to make the slates and the relevant information available to the public at its registered office, at Borsa Italiana and on its website www.telecomitalia.com. According to Telecom Italia’s bylaws, slates of candidates can be put forward also by the outgoing Board of Directors. The Board of Directors is elected as follows:

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

Item 10. Additional Information	Corporate Governance

appointed and the results (quotients) obtained are assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates are arranged in a single decreasing ranking. Those who have obtained the highest quotients are elected.

All slates that present three or more candidates should have a gender ratio of at least 1:3 among the candidates. In case the vote on the slates does not fulfill the diversity requirement in the composition of the Board, the appointment of the last of the persons elected from the majority slate who are of the more represented gender will be forfeited, and they will be replaced with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. In any case, should the slate mechanism fail, the Shareholders’ Meeting retains the right to appoint directors by a subsequent vote, applying the legal majorities, so that the so-called gender diversity requirement may in any event be ensured in the composition of the Board.

The shareholders‘ meeting held on April 16, 2014 appointed the new board of directors of the Company, composed of 13 directors, with a three-year term of office, until the approval of the financial statements for the year ended December 31, 2016). The same shareholders‘ meeting also appointed Giuseppe Recchi as Chairman of the Company’s board of directors. On April 18, 2014, the board of directors appointed Marco Patuano as Chief Executive Officer of the Company.

The slate of candidates proposed by a group of institutional shareholders obtained the highest number of votes and therefore 3 out of 13 of Telecom Italia’s Directors were elected from that slate (Lucia Calvosa, Davide Benello, Francesca Cornelli) while from the Telco slate, which obtained the second largest number of votes, were taken 3 Directors (Giuseppe Recchi, Marco Patuano, Denise Kingsmill). For the election of the remaining seven Directors the Shareholders Meeting had a subsequent vote and the list submitted by Telco (Flavio Cattaneo, Giorgina Gallo, Tarak Ben Ammar, Laura Cioli, Giorgio Valerio, Jean Paul Fitoussi, Luca Marzotto) received the majority of votes. With respect to the current composition of the Board, see above “Item 6—Directors, Senior Management and Employees”. See also: Risks associated with Telecom Italia’s ownership chain under “Item 3. Key Information—3.1 Risk Factors”.

The Shareholders Meeting to be held on May 20, 2015 will resolve, inter alia, on the following proposals:

•	to fix the shareholding required in order to submit a slate at 0.5% of the voting capital;

•

to reduce the number of directors to be chosen from the slate that obtains the majority of the votes cast by the shareholders from four fifths to two thirds of the overall composition of the Board; and

•	to require the majority of the candidates of (and the directors be chosen from) each slate to be independent, according to the law and/or Borsa Italiana Code.

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

Article 3 of the Company’s Corporate Governance Principles establishes a cap on the maximum number of positions that Telecom Italia directors may hold in management and control bodies of other companies. The general rule is that the position of Telecom Italia director is not compatible with directorships or auditorships in more than five companies, other than Telecom Italia subsidiaries or affiliates, when such companies:

•	are listed and included in the FTSE/MIB index; and/or

Item 10. Additional Information	Corporate Governance

•	operate prevalently in the financial sector on a public basis; and/or

•	engage in banking or insurance.

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

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Telecom Italia’s largest shareholder is Telco. On the basis of information in the public domain the agreement among Telco shareholders identifies, among other things, the criteria for the composition of the slate of candidates for appointment to the Board of Directors of Telecom Italia to be submitted to the Shareholders’ Meeting.

The term of such agreement is up to June 30, 2015 or, if earlier, the date of the partial demerger of Telco becoming effective.

Completion of the demerger of Telco is subject to the requisite clearances from the following authorities: Conselho Administrativo de Defesa Econômica “CADE” (Brazilian antitrust authority); Agência Nacional de Telecomunicações “ANATEL” (Brazilian regulatory authority); Comision Nacional de Defensa de la Competencia “CNDC” (Argentine antitrust authority) and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority).

To date, IVASS, Anatel and CADE have approved the demerger (subject to certain conditions in the case of ANATEL and CADE). No information is available on the status of the authorization proceedings before CNDC.

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

The Board of Directors verifies the independence requirements at the first meeting after the appointment of the Board and subsequently once a year. On the basis of the declarations made by the interested parties and verified by the Board of Directors, at present 9, out of the 13 directors are considered independent, according to the criteria set forth by the Consolidated Law on Finance as well as the criteria set forth by Borsa Italiana Code: Lucia Calvosa, Davide Benello, Francesca Cornelli, Denise Kingsmill, Flavio Cattaneo, Giorgina Gallo, Laura Cioli, Giorgio Valerio, Luca Marzotto. In addition, Jean Paul Fitoussi qualifies as independent pursuant to the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors. The Board of Auditors verified the correct application of the principles adopted by the Board to evaluate the independence of directors. See “Item 16G. Corporate Governance—16.1. Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices”.

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

Chief Executive Officer has been assigned responsibility for the overall management of the Company and the Group (including responsibility for defining, proposing to the Board of Directors and then implementing and developing the strategic, industrial and financial plans) and all the organizational responsibilities to ensure the management and development of business in Italy and South America.

At present the Chairman, in addition to legal representation of the Company, as provided for in the bylaws has a general role of guidance and overview in the development and implementation of the Company and Group strategy, industrial and financial plans, of the development guidelines, as well as supervision of the definition of their organizational structures and economic and financial progress; he also represents the Company and the Group in its external relations with the Authorities, institutions and Investors.

There are no other Telecom Italia executive directors. As of April 8, 2015 Telecom Italia’s non-executive directors are: Lucia Calvosa, Davide Benello, Francesca Cornelli, Denise Kingsmill, Flavio Cattaneo, Giorgina Gallo, Laura Cioli, Giorgio Valerio, Luca Marzotto, Tarak Ben Ammar and Jean Paul Fitoussi.

On a voluntary basis, on February 6, 2014 the Board of Directors approved a Procedure for the management of any extraordinary transaction regarding Telecom Italia’s holding in the TIM Brasil group companies (which is available on the Company website).

The document regulates the investigation and decision-making process for any transaction that can result in the transfer to entities outside the Telecom Italia Group of all or part of its holdings in the Tim Brasil Group, or of assets of the related businesses or branches of business exceeding 2 billion euros (including business combination transfers by conferment, merger or share swap). The procedure places at the center the Board of Directors of Telecom Italia, and within this the independent Directors: the relevant transactions require the approval of the Board, subject to the opinion of a committee consisting of all the independent directors in office who have not declared an interest in the transaction. The independent Directors are called upon to express an opinion on the Company’s interest in performing the transaction and on the substantial expediency and correctness of its conditions. In the case of a negative opinion of the committee, in order for the transaction to be completed under the conditions proposed, it must be approved by the Board of Directors with a double majority: the majority of all the directors attending the meeting and the majority of independent directors in office who have no interest in the transaction, either personal or on behalf of third parties. If the transaction does not obtain specific approval by the independent directors, the Board of Directors may by majority vote submit it to an assessment by the ordinary shareholders’ meeting, where it will be considered as approved only if accepted by the majority of shareholders attending the meeting who do not have an interest in the transaction, either personal or on behalf of third parties.

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

With regard to the composition, both the Control and Risk Committee and the Nomination and Remuneration Committee are composed of non-executive directors the majority of which are required to be independent directors, including at least one drawn from a minority list.

Item 10. Additional Information	Corporate Governance

Executive Committee

After its appointment on April 16, 2014, the present Board of Directors decided not to set up an Executive Committee.

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

In addition, according to Telecom Italia’s Corporate Governance Principles and Control and Risk Committee Regulation it shall also:

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

On June 26, 2014 the Board of Directors approved a set of rules governing the activity of the Committee.

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

Item 10. Additional Information	Corporate Governance

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

In addition, according to the Company’s Corporate Governance Principles and Nomination and Remuneration Committee Regulations it shall also:

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

On June 26, 2014 the Board of Directors approved a set of rules governing the activity of the Committee.

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

b)	is not responsible for any operational area and reports directly to the Board of Directors;

c)	has direct access to all information useful for the performance of his or her duties;

Item 10. Additional Information	Corporate Governance

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

To ensure a comprehensive approach to risk management, the Telecom Italia Group has implemented an Enterprise Risk Management (ERM) process to identify, assess and manage risks. Starting from 2014 this activity is governed by the ERM Steering Committee which is chaired and coordinated by the Head of the Administration, Finance and Control department. The Steering Committee meets at three-monthly intervals (or in response to specific needs), and has the object of ensuring governance of the process of managing the Group’s risks, aimed at ensuring the operational continuity of the company’s business by monitoring the efficacy of the counter-measures adopted.

On the basis of such a process the Board of Directors defines the nature and level of risk (Risk Appetite) consistent with the strategic objectives of the Group within the framework of the industrial plan. The ERM model adopted makes it possible to identify and manage risks in a homogeneous way within the Group companies, emphasising potential synergies between the companies involved in the assessment of the internal control and risk management system. The ERM process is designed to identify potential events that may impact on business activity, to manage the risk within acceptable limits and to provide reasonable assurance of the achievement of the corporate objectives.

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

Item 10. Additional Information	Corporate Governance

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

During 2014, there were 56 meetings of the Board of Statutory Auditors (13 of which were held jointly with the Control and Risk Committee). In addition, its members participated in the meetings of the Board of Directors and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

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

All slates that present three or more candidates should have a gender ratio of at least 1:3 among the candidates (1:5 on the occasion of the first application, which will be the Shareholders’ Meeting to take place on May 20, 2015). In case the vote on the slates does not fulfill the diversity requirement in the composition of the Board, the appointment of the last of the persons elected from the majority slate who are of the more represented gender will be forfeited, and they will be replaced with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. In any case, should the slate mechanism fail, the Shareholders’ Meeting retains the right to appoint auditors by a subsequent vote, applying the legal majorities, so that the so-called gender diversity requirement may in any event be ensured in the composition of the Board.

Pursuant to applicable Italian law, the Chairman of the Board of Auditors is appointed by the shareholders’ meeting from among the auditors elected from a “minority slate”.

Auditors serve for a three-year term, may be reappointed and may be removed from their office for just cause and upon a resolution approved by the competent court.

The present Board of Auditors was elected, for a three year term, by the shareholders meeting of May 15, 2012, on the basis of three slates presented respectively by Telco (presently Telecom Italia’s largest shareholder), Findim and by a group of minority shareholders. Salvatore Spiniello, Ferdinando Superti Furga and Gianluca Ponzellini were elected from the “majority slate”, while Enrico Maria Bignami and Sabrina Bruno (which was subsequently replaced by Roberto Capone, who had originally been appointed as an alternate auditor from the same “minority slate”) were elected from the “minority slates”. Enrico Maria Bignami was also appointed as Chairman of the Board.

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

Item 10. Additional Information	Corporate Governance

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

As a rule shareholders are informed of all Shareholders’ Meetings to be held by publication of a notice at least 30 days (40 days in case of Shareholders’ Meetings convened to appoint corporate bodies) before the date fixed for the meeting. The notice must be published (either in full or in extract form) in at least one national daily newspaper, posted in the issuer’s internet site and filed with the Italian Stock Exchange and Consob. Telecom Italia’s bylaws allow the Shareholders’ Meeting to be called either in a single call or with up to two meeting dates for an ordinary Shareholders’ Meeting and up to three meeting dates for an extraordinary Shareholders’ Meeting. When the meeting is convened in a single call, the quorums of second calls of ordinary Shareholders’ Meeting and second calls of extraordinary Shareholders’ Meeting, as the case may be, apply.

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

Item 10. Additional Information	Corporate Governance

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

Shareholders representing at least 2.5% of the share capital may request, within ten days of the publication of the notice convening the meeting, additions to the agenda of the shareholders meeting or presentation to the shareholders meeting of alternative proposals for resolution on items already on the agenda. Added items and alternative proposed resolutions on items already on the agenda, have to be disclosed in the same ways as the notice calling the meeting, at least fifteen days prior to the date scheduled for the shareholders’ meeting. Additions to the agenda and/or alternative proposed resolutions cannot be submitted for matters on which the shareholders’ meeting is required by law to resolve on proposals put forward by the directors or on the basis of a plan or report by the Board of Directors.

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

Item 10. Additional Information	Corporate Governance

To attend a vote at any Special Meeting, holding of Savings Shares on the record date (statutorily set at seven trading days before the meeting) is the sole requirement, but to certify that, an ad hoc communication by an authorized intermediary must have been received by the Company. Special arrangements with the Depositary may be required for the beneficial owner of ADRs representing Savings Share ADSs to attend Special Meetings and exercise voting rights with respect to underlying Savings Shares. See “—10.5 Description of American Depositary Receipts—Voting of Deposited Securities”.

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

On August 5, 2014, a new procedure for the internal management and public disclosure of inside information relating to the mode of handling and disclosing documents and information concerning the Company, was adopted. Such procedure is available at www.telecomitalia.com, and requires all subsidiaries to furnish in a timely manner all the information necessary for the timely and proper fulfillment of the parent company’s disclosure obligations.

With reference to the preparation of the financial statements for 2014, the procedures for the Preparation of the Telecom Italia 2014 annual report for Italian purposes and Telecom Italia 2014 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Control and Risk Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

Recent amendments

On June 26, 2014, the Board of Directors resolved to abrogate art. 22 of the company Bylaws, which incorporated the regulations regarding the special powers granted to the State issued at the time of the privatizations (known as the Golden Share). This by-law was amended by law no. 56 of 11 May 2012 (known as the Golden Power) which introduced new regulations regarding the special powers granted to the State, identifying specific prerogatives (powers of veto, also in the form of the giving of specific undertakings) that the State is empowered to exert, among other things, regarding operations inherent to strategic assets belonging to companies that work in the telecommunications sector.

Future amendments

The Shareholders Meeting to be held on May 20, 2015 will resolve, inter alia, on the following proposals:

•	to fix the shareholding required in order to submit a slate at 0.5% of the voting capital;

•	to reduce the number of directors to be chosen from the slate that obtains the majority of the votes cast by the shareholders from four fifths to two thirds of the overall composition of the Board;

•	to require the majority of the candidates of (and the directors be chosen from) each slate to be independent, according to the law and/or Borsa Italiana Code; and

•

to prohibit Telefonica from exercising any “political rights” in Telecom Italia and its subsidiaries, so long as it directly or indirectly owns Telecom Italia shares (such amendment having been required by Telco, at request of Telefonica itself).

Item 10. Additional Information	Description of Capital Stock

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 8, 2015, the subscribed and fully paid-up capital stock was equal to 10,723,391,861.60 euros divided into 13,470,955,451 Ordinary Shares and 6,026,120,661 Savings Shares, all without par value.

The Extraordinary Shareholders’ Meeting of December 20, 2013, resolved to increase the share capital for cash, in tranches, with disapplication of the preferential subscription right pursuant to art. 2441, subsection 5 of the Italian Civil Code, for a total maximum amount, including any share premium, of 1.3 billion euros (in addition to the value of the interest on the Bonds issued by the subsidiary company Telecom Italia Finance S.A, cited herein, which may also be settled in shares for a maximum sum of 159,250,000 euros, as of December 31, 2014), to be carried out in one or more tranches by the issue of ordinary shares of the Company with regular dividend entitlement solely to enable the conversion of the bond issue called Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A. issued by subsidiary company Telecom Italia Finance S.A., in compliance with the criteria determined by the related Regulations, it being understood that, should the capital increase referred to above not be fully subscribed on November 15, 2016, the share capital will be deemed to be increased by an amount equal to the subscriptions received.

For five years starting from April 16, 2014 the Directors may increase, for cash, the share capital to service the “2014-2016 Stock Option Plan”, as approved by the Company’s Shareholders’ Meeting of that date, in one or more tranches, for a maximum amount of 107,800,000 euros, by the issue of a maximum of 196,000,000 new ordinary shares without par value, with regular dividend entitlement, with disapplication of preferential subscription rights pursuant to art. 2441, subsection 8 and—as required—subsection 5, of the Italian Civil Code, reserved for part of the management of Telecom Italia S.p.A. and its subsidiaries, identified in due time by the Company’s Board of Directors Upon exercising said mandate the Board of Directors shall set the issue price of the shares (including any premium) in accordance with the “2014-2016 Stock Option Plan”, and it shall also set suitable time limits for subscription of the newly issued shares, specifying that, if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time.

On March 19, 2015 the Board of Directors exercised its powers to increase the Company’s share capital by allocation of profits in order to issue the bonus shares to be allotted to employee beneficiaries of the “2010-2015 Long Term Incentive Plan” (as approved by the Shareholders’ Meeting on April 29, 2010) and employee subscribers of the “2014 Broad-based Employees Share Ownership Plan” (as approved by the Shareholders’ Meeting on April 17, 2013), subject to the terms and conditions of the relevant plans. The maximum amount of Bonus Shares subject to allotment as of December 31, 2014 was equal to 180,716 for the 2010-2015 Long Term Incentive Plan and 17,970,642 for the 2014 Broad-based Employees Share Ownership Plan.

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

Item 10. Additional Information	Description of Capital Stock

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

As of April 8, 2015, Telecom Italia owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. holds another 124,544,373 Ordinary Shares, for a total of 1.20% of capital with voting rights.

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

Item 10. Additional Information	Description of Capital Stock

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

Payments of dividends, either to holders of Ordinary Shares and applicable ADSs or to holders of Savings Shares and applicable ADSs, who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 26 percent final withholding tax (the increased tax rate from 20 to 26 percent was introduced by Law Decree No. 66 of April 24, 2014, converted with amendments into Law No. 89 of June 23, 2014 and applies on dividends paid from July 1, 2014 onwards, even in case the relevant distribution resolution was adopted before the above mentioned date). The obligation to withhold such tax is imposed on the resident company/intermediary paying the dividends.

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

Non-resident holders of Ordinary Shares and applicable ADSs have the right to recover within 48 months from the date of payment of the Italian substitute income tax, up to eleven- twenty-sixth (11/26) of such 26 percent substitute tax on their dividend income, upon providing adequate evidence, by documentation issued by the tax authorities of their country of residence, that they have paid a corresponding final income tax in such home country on the same dividend income.

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

Item 10. Additional Information	Taxation

may be reduced to 5 percent when the beneficial owner of the dividends is a U.S. company which has owned at least 25 percent of the voting stock of the company paying the dividends for a 12-month period ending on the date the dividend is declared).

In order to obtain the reduced tax rate afforded by the Treaty, a beneficial owner of Telecom Italia Shares or ADSs must provide, before the dividend is paid (in accordance with the relevant instructions about timing and modalities generally provided for by the intermediary), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following documentation:

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

Item 10. Additional Information	Taxation

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

(i)

transfers in favor of the spouse and of direct descendants or ascendants are subject to an inheritance and gift tax applied at a rate of 4 percent on the value of the inheritance or the gift exceeding 1,000,000 euros (per beneficiary);

(ii)

transfers in favor of brothers and sisters are subject to an inheritance and gift tax applied at a rate of 6 percent on the value of the inheritance or the gift exceeding 100,000 euros (per beneficiary);

(iii)

transfers in favor of all other relatives up to the fourth degree or relatives-in-law up to the third degree, are subject to an inheritance and gift tax applied at a rate of 6 percent on the entire value of the inheritance or the gift;

(iv)	any other transfer is subject to an inheritance and gift tax applied at a rate of 8 percent on the entire value of the inheritance or the gift.

If the beneficiary of any such transfer is a disabled individual, whose handicap is recognized pursuant to Law No. 104 of February 5, 1992, the tax is applied only on the value of the assets (including the Shares) received in excess of 1,500,000 euros at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.

With respect to listed shares, the value for inheritance and gift tax purposes is the average stock exchange price of the last quarter preceding the date of the succession or of the gift (increased by the interest accrued during the meanwhile). With respect to unlisted shares, the value is determined proportionally to the equity resulting from the last approved balance sheet of the company.

There is currently no gift tax convention between Italy and the United States.

Registration Tax

Contracts executed in Italy relating to the transfer of securities (including the Shares) are subject to the registration tax as follows: (i) public deeds and notarized deeds are subject to a lump-sum registration tax of 200 euros; (ii) private deeds are only subject to registration tax in case of use or voluntary registration.

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

Item 10. Additional Information	Taxation

Tax on financial transactions

1.	Shares and other equity instrument transactions

The Italian Financial Transactions TAX (“FTT”) was introduced by Law No. 228 as of December 24, 2012. Detailed regulations of such tax were provided by the Decree of the Ministry of Economy and Finance as of February 21, 2013. In accordance with the relevant provisions, starting from March 1, 2013 the FTT is levied to:

a)

transfers of ownership of shares and certain participating financial instruments which have been issued by companies that have their registered office in Italy, regardless of the place of residence of the parties involved and of the place where the contract has been executed ; and

b)	transfers of ownership of securities (such as ADSs) representing equity investments referred to in point a) above, irrespective of the country of residence of the issuer of these securities.

So, the relevant tax criterion is the place of residence (i.e., the place of the registered office) of the issuer of the shares and of the participating financial instruments. In contrast, the place of the execution of the relevant transfers and the residence of the contractual parties involved is not relevant in defining taxed transactions. Accordingly, transfers performed outside the Italian territory through foreign intermediaries, are also subject to tax, to the extent they refer to shares, or participating financial instruments issued by companies registered in Italy (or securities representing such equity investments). So, with reference to the transfer of ADSs, the place of residence of the Depositary is not relevant. Instead the country of residence of Telecom Italia, as issuer of the shares, is relevant.

The tax is determined proportionally by applying a percentage rate to the value of the counter value of the transaction that varies in relation to the market on which the transaction is carried out. The standard FTT rate is:

–	0.20 percent (exceptionally increased to 0.22 percent only for 2013) for over-the-counter transactions; and

–

0.10 percent (exceptionally increased to 0.12 percent only for 2013) for transactions executed on regulated markets or in multilateral trading facilities established in (i) an EU Member State, (ii) in an EEA country that is included in the white list, or (iii) subject to certain conditions, in a non-EEA jurisdiction that is included in the white list.

The FTT is due by the person to whom the ownership of the shares, the financial participating instruments and the securities representing equity investments (such as ADSs) is transferred. The tax is either (i) applied by the financial intermediary (e.g. banks, trusts, investment companies) or the notary directly involved in the execution of the transfer, if any, or (ii) paid directly by the transferee, by the 16th day of the month following the execution of the respective transaction. Where more than one intermediary is involved in the execution of the transfer, the tax must be applied by the intermediary who receives the order to execute the transaction directly from the transferee.

Non-Italian intermediaries and other non-resident persons involved in the transaction must comply with the obligations deriving from the application of such tax through their Italian permanent establishment, if any, or in absence of permanent establishment in Italy, non-residents may appoint a tax representative in order to comply with all the relevant tax obligations. In cases other than the above (i.e., where an intermediary is not interposed in a taxable transaction), the obligations, including the payment of the tax, must be fulfilled directly by the non-resident transferee.

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

Item 10. Additional Information	Taxation

It should be noted that Italian FTT could be significantly amended in the light of the possible approval of the EU FTT Directive proposal.

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

Item 10. Additional Information	Taxation

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

This discussion assumes that Telecom Italia has not been, and will not become, a passive foreign investment company, as described below.

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

Passive Foreign Investment Company Rules

Telecom Italia believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2014, or in previous years. However, since PFIC status depends upon the composition of Telecom Italia’s income and assets and the market value of Telecom Italia’s assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Telecom Italia will not be a PFIC for any taxable year. If Telecom Italia were a PFIC for any taxable year during which a U.S. Holder held Telecom Italia Shares or ADSs, certain adverse tax consequences could apply to the U.S. Holder.

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

In 2014 the Depositary reimbursed the Company in the amount of US$800,818.83, all of which was used to cover accounting fees incurred in connection with the preparation of the 2012 and 2013 Form 20-F.

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

Item 15.    CONTROLS AND PROCEDURES

15.1.    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Chief Executive Officer and of the Head of Administration, Finance and Control, according to the Company’s 404 Process guidelines (revised also to meet the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2014. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and the Company’s Head of Administration, Finance and Control concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

15.2.    MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and the Company’s Head of Administration, Finance and Control and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013).

Based on management’s assessment, management has concluded that, as of December 31, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers S.p.A., the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2014. Their attestation report on internal control over financial reporting is included elsewhere herein.

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors in office as of April 8, 2015 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6 Directors, Senior Management and Employees—6.3 Board of Auditors”.

Item 16B.    CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted its Code of Ethics and Conduct which applies—among the others—to the Chief Executive Officer and the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy; the suppliers of the Company are required to accept and apply it, too. The Code of Ethics and Conduct has subsequently been amended from time to time by the Board of Directors, which acted on the basis of opinions by the Control and Risk Committee and the Board of Statutory Auditors, in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices. The Code of Ethics and Conduct in force is available on Telecom Italia’s website at www.telecomitalia.com. See also under “Item 16G. Corporate Governance—16.1.1 Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “Item 10 Additional Information—10.1 Corporate Governance”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended December 31, 2014, PricewaterhouseCoopers S.p.A. is serving as Telecom Italia’s independent auditor.

“PricewaterhouseCoopers” means PricewaterhouseCoopers S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the PricewaterhouseCoopers network.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2014 and in 2013.

	Fiscal year ended December 31,
Type of Fees	2014	2013
	(thousands of euros)
Audit Fees(1)	8,938	10,006
Audit-related Fees(2)	237	55
Tax Fees(3)	95	109

Total	9,270	10,170

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

In March 2010, Telecom Italia, together with its Board of Auditors, adopted the “Guidelines for the Appointment of Auditors” (the “Group Procedure”) which are currently in force. Such procedure became effective concurrently with the appointment of PricewaterhouseCoopers S.p.A. as Telecom Italia’s primary independent auditors.

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

According to the Group Procedure, the Telecom Italia Board of Auditors pre-approved the following audit and permitted non-audit services.

Audit Services:

•	audit of the financial statements and reporting packages for consolidation of Telecom Italia’s subsidiaries;

•	review of the working papers of another auditor when necessary for the audit of the financial reports of Telecom Italia or companies it controls;

Item 16C. Principal Accountant Fees And Services

•	verification services for the issue of consent letters;

•	audit of financial statements and/or balance sheets to be published in prospectuses and information documents, offering memoranda and the like;

•	accounting assistance and advice, including in relation to requests coming from CONSOB, the United States Securities and Exchange Commission and similar authorities;

•	audit/verification services in connection with the awarding of grants/loans or obtaining specific tax or social security contribution treatment;

•	verification of the conformity of so-called sustainability and social reports;

•	issue of comfort letters in relation to the implementation of extraordinary corporate actions;

•	reports and opinions requested under law from the Appointed Auditor;

•	attestations to participate in competitive tenders organized by (national or supranational) governmental bodies.

Permitted Non-audit Services:

•	agreed procedures for aspects of regulatory accounting;

•	accounting due diligence procedures for companies to be sold or acquired.

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

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2014, to December 31, 2014, no purchases of Shares or Savings Shares were made by or on behalf of Telecom Italia or any affiliated company.

Item 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. Corporate Governance	Differences In Telecom Italia’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

Item 16G.    CORPORATE GOVERNANCE

16G.1    DIFFERENCES IN TELECOM ITALIA’S CORPORATE GOVERNANCE AND NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE PRACTICES

We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

Independent Directors.    Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors.

Article 147-ter of the Italian Consolidated Law on Finance requires boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. Telecom Italia’s Corporate Governance Principles incorporate by reference the same independence criteria set forth by the Borsa Italiana Code. The Shareholders Meeting held on April 16 , 2014, elected a Board of Directors in which 9 out 13 members of the Telecom Italia Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet at least once a year without management present.

Telecom Italia’s Corporate Governance Principles establish the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2014 a total of five such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. As of April 8, 2015 the position is held by Francesca Cornelli. For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Executive Directors and Activities of the Board”.

Board of Directors’ Internal Committees.    According to NYSE listing standards, US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Also according to Borsa Italiana’s Corporate Governance Code, the Board of Directors shall establish among its members a Nominating Committee (made up, for the majority, of independent directors) a Remuneration Committee (made up of independent directors or of non executive directors, the majority of which are to be independent) and a Control and Risk Committee (made up of independent directors or non executive directors, the majority of which being independent).

Telecom Italia Board specifically established a Nomination and Remuneration Committee (thus combining responsibilities and roles of the Nominating Committee and the Remuneration Committee) and a Control and Risk Committee.

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

Article 9 of Telecom Italia’s bylaws provides for the members of the Board of Directors to be elected using the slate system, which permits shareholders, who, alone or together, hold shares representing at least 0.5% of the share capital (in accordance with an interpretation of the corporate Bylaws by the Board of Directors, following a suggestion coming from Consob: in disregard of the different stake annually required to this end by Consob), to put forward slates of nominees for the appointment as directors: the system is intended to ensure the presence on the Board of persons designated by minority shareholders. Thus, the Company’s view is that using the slate system meets the needs otherwise served by the creation of a Nominating Committee.

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

According to the procedure for transactions with the Company’s related parties, adopted by board resolution of November 4, 2010 and subsequently amended (available on the www.telecomitalia.com website, Governance section—Governance System channel), in case of resolutions regarding the remuneration of directors and executive officers with strategic responsibilities the tasks assigned to the board committee by the Telecom Italia procedure are in this case performed by the Nomination and Remuneration Committee.

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

A Rule 303A written affirmation to this end was submitted to the NYSE on May 9, 2014. For further details, see also “10.1 Corporate Governance—General—Board of Directors” and “—10.1 Corporate Governance—General—Board of Auditors”.

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

In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia submitted its foreign private issuer annual written affirmation on May 9, 2014.

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

(a) Decision No. 820/00/CONS of 11.22.2000. General Authorization, former individual license for installation and supply of public telecommunications network and for the provision to the public of a voice telephony service (modifications to the concessions and annexed conventions, ex SIP, Iritel and Italcable).

4.2 Stock Option Plans

(a) Long Term Incentive Plan 2010-2015.(5)

(b) Long Term Incentive Plan 2012.(6)

(c) 2014-2016 Stock Option Plan.

(d) Broad-Based Employee Share Ownership Plan 2014.

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

Dated April 15, 2015

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telecom Italia SpA

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Italia SpA and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing on Item 15.2 of the 2014 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers SpA

Milan, Italy

April 15, 2015

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2014

AND 2013—ASSETS

	Note	As of December 31, 2014	As of December 31, 2013
		(millions of euros)
NON-CURRENT ASSETS
Intangible assets
Goodwill	5	29,943	29,932
Other intangible assets	6	6,827	6,280

		36,770	36,212

Tangible assets	7
Property, plant and equipment owned		12,544	12,299
Assets held under finance leases		843	920

		13,387	13,219

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	8	36	65
Other investments	8	43	42
Non-current financial assets	9	2,445	1,256
Miscellaneous receivables and other non-current assets	10	1,571	1,607
Deferred tax assets	11	1,118	1,039

		5,213	4,009

TOTAL NON-CURRENT ASSETS (A)		55,370	53,440

CURRENT ASSETS
Inventories	12	313	365
Trade and miscellaneous receivables and other current assets	13	5,615	5,389
Current income tax receivables	11	101	123
Current financial assets	9
Securities other than investments, financial receivables and other current financial assets		1,611	1,631
Cash and cash equivalents		4,812	5,744

		6,423	7,375

Current assets sub-total		12,452	13,252

Discontinued operations /Non-current assets held for sale	14
of a financial nature		165	657
of a non-financial nature		3,564	2,871

		3,729	3,528

TOTAL CURRENT ASSETS (B)		16,181	16,780

TOTAL ASSETS (A+B)		71,551	70,220

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2014

AND 2013—EQUITY AND LIABILITIES

	Note	As of December 31, 2014	As of December 31, 2013
		(millions of euros)
EQUITY	15
Share capital issued		10,723	10,693
Less: treasury shares		(89)	(89)

Share capital		10,634	10,604
Paid-in capital		1,725	1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		5,786	4,753

Equity attributable to owners of the Parent		18,145	17,061
Non-controlling interests		3,554	3,125

TOTAL EQUITY (A)		21,699	20,186

NON-CURRENT LIABILITIES
Non-current financial liabilities	16	32,325	31,084
Employee benefits	20	1,056	889
Deferred tax liabilities	11	438	234
Provisions	21	720	699
Miscellaneous payables and other non-current liabilities	22	697	779

TOTAL NON-CURRENT LIABILITIES (B)		35,236	33,685

CURRENT LIABILITIES
Current financial liabilities	16	4,686	6,119
Trade and miscellaneous payables and other current liabilities	23	8,376	8,649
Current income tax payables	11	36	20

Current liabilities sub-total		13,098	14,788

Liabilities directly associated with Discontinued operations/Non-current assets held for sale	14
of a financial nature		43	27
of a non-financial nature		1,475	1,534

		1,518	1,561

TOTAL CURRENT LIABILITIES (C)		14,616	16,349

TOTAL LIABILITIES (D=B+C)		49,852	50,034

TOTAL EQUITY AND LIABILITIES (A+D)		71,551	70,220

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2014,

2013 AND 2012

		Year ended December 31,
	Note	2014	2013	2012
		(millions of euros)
Revenues	25	21,573	23,407	25,759
Other income	26	401	324	285

Total operating revenues and other income		21,974	23,731	26,044

Acquisition of goods and services	27	(9,430)	(10,377)	(11,289)
Employee benefits expenses	28	(3,119)	(3,087)	(3,333)
Other operating expenses	29	(1,175)	(1,318)	(1,474)
Change in inventories		(52)	48	(4)
Internally generated assets	30	588	543	581
Depreciation and amortization	31	(4,284)	(4,553)	(4,689)
Gains (losses) on disposals of non-current assets	32	29	(82)	52
Impairment reversals (losses) on non-current assets	33	(1)	(2,187)	(4,179)

Operating profit (loss)		4,530	2,718	1,709

Share of profits (losses) of associates and joint ventures accounted for using the equity method	8	(5)	—	(6)
Other income (expenses) from investments	34	16	(3)	2
Finance income	35	2,400	2,003	1,983
Finance expenses	35	(4,594)	(4,186)	(3,981)

Profit (loss) before tax from continuing operations		2,347	532	(293)
Income tax expense	11	(928)	(1,111)	(1,086)

Profit (loss) from continuing operations		1,419	(579)	(1,379)
Profit (loss) from Discontinued operations/Non-current assets held for sale	14	541	341	102

Profit (loss) for the year	36	1,960	(238)	(1,277)
Attributable to:
Owners of the Parent		1,350	(674)	(1,627)
Non-controlling interests		610	436	350

		Year ended December 31,
		2014	2013	2012
		(Euros)
Basic and Diluted Earnings Per Share (EPS)(*)	37
Ordinary Share		0.07	(0.03)	(0.08)
Savings Share		0.08	(0.03)	(0.08)
Of which:
From continuing operations
Ordinary Share		0.05	(0.05)	(0.09)
Savings Share		0.06	(0.05)	(0.09)
From Discontinued operations/Non-current assets held for sale
Ordinary Share		0.02	0.02	0.01
Savings Share		0.02	0.02	0.01

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31,

2014, 2013 AND 2012 (see Note 15)

		Year ended December 31,
		2014	2013	2012
		(millions of euros)
Profit (loss) for the year	(A)	1,960	(238)	(1,277)

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		(209)	(29)	(56)
Income tax effect		53	7	14

	(B)	(156)	(22)	(42)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—	—
Income tax effect		—	—	—

	(C)	—	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	D=(B+C)	(156)	(22)	(42)

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		74	3	57
Loss (profit) transferred to Separate Consolidated Income Statement		(23)	(11)	1
Income tax effect		(15)	4	(11)

	(E)	36	(4)	47

Hedging instruments:
Profit (loss) from fair value adjustments		767	(563)	(702)
Loss (profit) transferred to Separate Consolidated Income Statement		(871)	314	272
Income tax effect		28	71	121

	(F)	(76)	(178)	(309)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(225)	(1,747)	(1,068)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		—	—	—
Income tax effect		—	—	—

	(G)	(225)	(1,747)	(1,068)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	1	—
Loss (profit) transferred to Separate Consolidated Income Statement		—	—	—
Income tax effect		—	—	—

	(H)	—	1	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(I=E+F+G+H)	(265)	(1,928)	(1,330)

Total other components of the Consolidated Statement of Comprehensive Income	(K=D+I)	(421)	(1,950)	(1,372)

Total comprehensive income (loss) for the year	(A+K)	1,539	(2,188)	(2,649)
Attributable to:
Owners of the Parent		1,123	(1,758)	(2,516)
Non-controlling interests		416	(430)	(133)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

•	CHANGES IN EQUITY IN 2012 (see Note 15)

	Share capital	Paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2011	10,604	1,704	(4)	(74)	1,089	196	(1)	9,276	22,790	3,904	26,694

Changes in equity in the year ended December 31, 2012:
Dividends approved								(895)	(895)	(143)	(1,038)
Total comprehensive income (loss) for the year			47	(309)	(585)	(42)		(1,627)	(2,516)	(133)	(2,649)
Grant of equity instruments								2	2		2
Other changes								(3)	(3)	6	3

Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2013 (See Note 15)

	Share capital	Paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012

Changes in equity in the year ended December 31, 2013
Dividends approved								(452)	(452)	(183)	(635)
Total comprehensive income (loss) for the year			(4)	(178)	(881)	(22)	1	(674)	(1,758)	(430)	(2,188)
Effect of equity transactions of TI Media								(25)	(25)	25	—
Effect of equity transactions of Sofora—Telecom Argentina group								(67)	(67)	71	4
Grant of equity instruments								1	1	—	1
Other changes								(16)	(16)	8	(8)

Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	—	5,520	17,061	3,125	20,186

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2014 (see Note 15)

	Share capital	Paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	—	5,520	17,061	3,125	20,186

Changes in equity in the year ended December 31, 2014
Dividends approved								(166)	(166)	(177)	(343)
Total comprehensive income (loss) for the year			36	(76)	(31)	(156)		1,350	1,123	416	1,539
Effect of acquisition of Rete A									—	40	40
Effect of equity transactions of Sofora—Telecom Argentina group					58			10	68	92	160
Grant of equity instruments	30	21						13	64		64
Other changes						(72)		67	(5)	58	53

Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

		Year ended December 31,
	Note	2014	2013	2012
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) from continuing operations		1,419	(579)	(1,379)
Adjustments for:
Depreciation and amortization		4,284	4,553	4,689
Impairment losses (reversals) on non-current assets (including investments)		13	2,197	4,181
Net change in deferred tax assets and liabilities		187	347	279
Losses (gains) realized on disposals of non-current assets (including investments)		(29)	82	(53)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		5	—	6
Change in provisions for employee benefits		(59)	(49)	(229)
Change in inventories		55	(23)	12
Change in trade receivables and net amounts due from customers on construction contracts		(125)	1,074	825
Change in trade payables		(325)	(489)	(83)
Net change in current income tax receivables/payables		355	(104)	(434)
Net change in miscellaneous receivables/payables and other assets/liabilities		(583)	(268)	(113)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		5,197	6,741	7,701

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	6	(2,422)	(1,895)	(1,851)
Purchase of tangible assets on an accrual basis	7	(2,562)	(2,505)	(2,788)

Total purchase of intangible and tangible assets on an accrual basis		(4,984)	(4,400)	(4,639)
Change in amounts due to fixed asset suppliers		325	9	(63)

Total purchase of intangible and tangible assets on a cash basis		(4,659)	(4,391)	(4,702)
Acquisition of control of companies or other businesses, net of cash acquired		(9)	(8)	(7)
Acquisitions/disposals of other investments		(2)	—	(3)
Change in financial receivables and other financial assets		(1,118)	604	616
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		—	(104)	40
Proceeds from sale/repayments of intangible, tangible and other non-current assets		78	88	74

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(5,710)	(3,811)	(3,982)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		1,305	(1,785)	(787)
Proceeds from non-current financial liabilities (including current portion)		4,377	4,153	4,616
Repayments of non-current financial liabilities (including current portion)		(5,877)	(5,551)	(5,579)
Share capital proceeds/reimbursements (including subsidiaries)		14	9	(2)
Dividends paid		(252)	(537)	(964)
Changes in ownership interests in consolidated subsidiaries		160	79	—

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(273)	(3,632)	(2,716)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	14	(499)	127	(29)

AGGREGATE CASH FLOWS (E=A+B+C+D)		(1,285)	(575)	974
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		6,296	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents (G)		(101)	(526)	(247)

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		4,910	6,296	7,397

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(427)	(863)	(1,241)

Interest expense paid	(4,985)	(4,456)	(3,496)

Interest income received	3,301	2,729	1,633

Dividends received	5	2	2

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents—from continuing operations	5,744	6,947	6,196
Bank overdrafts repayable on demand—from continuing operations	(64)	(39)	(44)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	616	489	518
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	6,296	7,397	6,670

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
Cash and cash equivalents—from continuing operations	4,812	5,744	6,947
Bank overdrafts repayable on demand—from continuing operations	(19)	(64)	(39)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	117	616	489
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	4,910	6,296	7,397

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION

Form and content

Telecom Italia S.p.A. (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”.

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent are located in Milan at Via Gaetano Negri 1, Italy.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2014 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

In 2014, the Group has applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2014 and described below.

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

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2014 was approved by resolution of the Board of Directors’ meeting held on March 19, 2015.

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

The term “operating segment” is considered synonymous with “Business Unit”. The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of the Olivetti group (products and services for Information Technology) as well as the related support activities. Since 2014, the operations of Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. Accordingly, the figures for the corresponding period of the previous year have been reclassified on a consistent basis;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Media: operates in the management of Digital Multiplexes through Persidera S.p.A. (formerly called Telecom Italia Media Broadcasting S.r.l.);

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Further details are provided in Note “List of companies of the Telecom Italia Group”.

NOTE 2—ACCOUNTING POLICIES

Going concern

The consolidated financial statements for the year ended December 31, 2014 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors which management believes, at this time, do not raise substantial doubts as to the Group’s ability to continue as a going concern:

•	the main risks and uncertainties (that are for the most part of external in nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	changes in the general macroeconomic condition in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;

•	variations in business conditions;

•	changes to laws and regulations (price and rate variations, or decisions that may affect the technological choices);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in credit rating by rating agencies);

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

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

Assets and liabilities of foreign consolidated subsidiaries which are denominated in currencies other than euro are translated at the exchange rates prevailing at the statement of financial position date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the entire disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests.

The cash flows of foreign consolidated subsidiaries denominated in currencies other than Euro included in the consolidated statement of cash flows are translated into Euro at the average exchange rates for the year.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Associates are all entities in which the Group holds at least 20% of the voting rights or exercises significant influence, but no control or joint control over the financial and operating policies.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

For a small portion of mobile and broadband offerings, the Group capitalizes directly attributable subscriber acquisition costs (currently mainly represented by commissions for the sales network) when the following conditions are met:

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

In all other cases, subscriber acquisition costs are recognized in the separate consolidated income statement when incurred.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately in the consolidated statement of financial position from other assets and liabilities. The corresponding amounts for the previous period are not reclassified in the consolidated statement of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such. An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

As required by IFRS 5 (Non-current assets held for sale and discontinued operations), an entity shall not depreciate (or amortize) a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be recognized.

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

The remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Service cost of Italian companies that employ less than 50 employees, as well as interest expenses related to the “time value” component of the actuarial calculations (the latter classified as Finance expenses), are recognized in the separate consolidated income statement.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Revenues

Revenues are the gross inflows of economic benefits during the period arising in the course of the ordinary activities of an entity. Amounts collected on behalf of third parties such as sales taxes, goods and services taxes and value added taxes are not economic benefits which flow to the entity and do not result in increases in equity. Therefore, they are excluded from revenues.

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

For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Taxes, other than income taxes, are included in “Other operating expenses”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

New Standards and Interpretations issued by IASB and in force from January 1, 2014

In accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force starting from January 1, 2014 are indicated and briefly described below.

•	Amendments to IAS 36 (Recoverable Amount Disclosures for Non-Financial Assets)

Such amendments to IAS 36 (Impairment of Assets) made by the IASB, applied to the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The amendments are effective retrospectively starting from January 1, 2014. The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2014.

•	Amendments to IAS 39 (Financial instruments: Recognition and Measurement—Novation of Derivatives and Continuation of Hedge Accounting)

Such amendments to IAS 39, issued by IASB allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. Similar relief have been included

Consolidated Financial Statements	Notes To Consolidated Financial Statements

in IFRS 9 (Financial Instruments). The amendments are effective retrospectively starting from January 1, 2014. The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2014.

•	Amendments to IAS 32 (Financial Instruments: Presentation-Offsetting Financial Assets and Financial liabilities)

Such amendments to IAS 32, issued by IASB clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. These amendments shall be applied retrospectively starting from January 1, 2014. The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2014.

•	IFRIC 21: Levies

Such interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy and includes guidance illustrating how it should be applied. The interpretation is effective retrospectively starting from January 1, 2014. The adoption of this interpretation had no impact on these consolidated financial statements at December 31, 2014.

New Standards and Interpretations issued by IASB not yet in force

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, Amendments and IFRIC interpretations had been published, but their application was not yet mandatory:

IASB/IFRIC documents	Mandatory application: annual periods beginning on or after
Annual Improvements to IFRSs 2010–2012 Cycle (*)	January 1, 2015
Annual Improvements to IFRSs 2011–2013 Cycle	January 1, 2015
Amendments to IAS 19 (Defined Benefit Plans: Employee Contributions)	January 1, 2015
IFRS 14 (Regulatory Deferral Accounts)	January 1, 2016
Amendments to IFRS 11 (Accounting for Acquisitions of Interests in Joint Operations)	January 1, 2016
Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)	January 1, 2016
Amendments to IFRS 10 (Consolidated Financial Statements) and IAS 28 (Investments in Associates and Joint Ventures)	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28: Investment
Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 1: Disclosure Initiative	January 1, 2016
Annual Improvements to IFRSs 2012–2014 Cycle	January 1, 2016
IFRS 15 (Revenue from Contracts with Customers)	January 1, 2017
IFRS 9 (Financial Instruments)	January 1, 2018

(*)

The Amendment to IFRS 2 (Share-based payment) shall be applied to share based payment transactions for which the grant date is on or after July 1, 2014. The Amendment to IFRS 3 (Business Combinations) shall be applied to business combinations for which the acquisition date is on or after July 1, 2014. The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2014.

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

Scope of consolidation

The changes in the scope of consolidation at December 31, 2014 compared to December 31, 2013 are listed below.

These changes did not have any significant impacts on the Consolidated Financial Statements of the Telecom Italia Group at December 31, 2014.

Continuing operations

Entry/merger of subsidiaries in the scope of consolidation:

Company		Business Unit	Month
Entry:
Trentino NGN S.r.l.	Acquisition of control	Domestic	February 2014
TIMB 2 S.r.l.	New company	Media	May 2014
Rete A S.p.A. subsequently merged into Persidera S.p.A.	New acquisition	Media	June 2014
Telecom Italia Ventures S.r.l.	New company	Domestic	July 2014
Merger:
Flagship Store Bologna 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Bolzano 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Catania 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Firenze 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Milano 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Milano 2 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Modena 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Roma 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Roma 2 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Sanremo 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Taranto 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Torino 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Verona 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Flagship Store Vicenza 1 S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
TLC Commercial services S.r.l.	Merged into 4G Retail S.r.l.	Domestic	July 2014
Advalso S.p.A.	Merged into Olivetti S.p.A.	Domestic	July 2014
Med 1 Netherlands BV	Merged into Med 1 Italy S.r.l.	Domestic	December 2014
Med 1 Italy S.r.l.	Merged into Med Nautilus Italy S.p.A.	Domestic	December 2014

Discontinued operations/Non-current assets held for sale

Subsidiaries entering/exiting the scope of consolidation

Company		Discontinued operations/ Non-current assets held for sale	Month
Entry:
Personal Envìos S.A.	New company	Argentina	December 2014
Exit:
Springville S.A.	Sold	Argentina	February 2014

The breakdown by number of Telecom Italia Group subsidiaries, associates and joint ventures at December 31, 2014 and December 31, 2013 is as follows:

	As of December 31, 2014
Companies	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	24	61	85
joint ventures accounted for using the equity method	—	—	—
associates accounted for using the equity method	16	—	16

Total companies	40	61	101

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2013
Companies	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	38	62	100
joint ventures accounted for using the equity method	—	—	—
associates accounted for using the equity method	14	—	14

Total companies	52	62	114

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Further details are provided in the Note “List of companies of the Telecom Italia Group”.

Subsidiaries with significant non-controlling interests

At December 31, 2014, Telecom Italia Group held equity investments in subsidiaries with significant non-controlling interests in Sofora-Telecom Argentina group and Tim Brasil group.

For information on Sofora-Telecom Argentina group, see the disclosures provided in the Note “Discontinued operations/Non-current assets held for sale”.

As concerns Tim Brasil group, the figures provided below, stated gross of elimination of intragroup accounts, have been prepared in accordance with IFRS and take account of adjustments made due to differences in the accounting policies adopted, as well as adjustments made at the acquisition date to align the assets and liabilities acquired to their fair value.

Tim Brasil group—Brazil Business Unit

Non-controlling interests held at December 31, 2014 amounted to 33.4% of the share capital of Tim Participações (which in turn holds 100% of the share capital of the operating companies Tim Celular S.A. and Intelig Telecomunicações Ltda.), equivalent to the corresponding share of voting rights.

Statement of Financial Position Data—Tim Brasil group

	Year ended December 31,
	2014	2013
	(millions of euros)
Non-current assets	7,666	6,373
Current assets	3,484	3,343

Total Assets	11,150	9,716

Non-current liabilities	2,305	1,701
Current liabilities	3,010	2,420

Total Liabilities	5,315	4,121

Equity	5,835	5,595
of which, Non-controlling interests	1,622	1,540

Income Statement Data—Tim Brasil group

	Year ended December 31,
	2014	2013
	(millions of euros)
Revenues	6,244	6,945
Profit (loss) for the year	497	531
of which, Non-controlling interests	166	177

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial Data—Tim Brasil group

In 2014, aggregate cash flows generated was a negative 12 million euros (in the presence of a positive exchange difference of 4 million euros) and reflected, among other things, the outlay for the acquisition of the 700 MHz license (around 540 million euros). In 2013, this item was a negative 12 million euros, essentially due to a negative exchange rate effect of 307 million euros; excluding that effect, cash flow would have generated a positive 295 million euros.

Lastly, again with reference to the Tim Brasil group, the main risk factors that could, even significantly, restrict the operations of the Tim Brasil group are listed below:

•	strategic risks (risks related to macroeconomic and political factors, as well as risks associated with foreign exchange restrictions and competition);

•	operational risks (risks related to business continuity and development of the fixed and mobile networks, as well as risks associated with litigation and disputes);

•	financial risks;

•	Regulatory and Compliance risks.

NOTE 4—BUSINESS COMBINATIONS

YEAR 2014

Acquisition of control of Rete A S.p.A.

On June 30, 2014, after having received the authorizations required by the applicable regulations, the business combination of the digital terrestrial network operator for TV transmission businesses controlled by Persidera S.p.A.—former Telecom Italia Media Broadcasting S.r.l.—and Rete A S.p.A. (Rete A), respectively, was completed. Rete A was merged into Persidera S.p.A. on December 1, 2014.

Telecom Italia Media and Gruppo Editoriale L’Espresso hold 70% and 30% of the shares of Persidera respectively.

Persidera is an independent network operator in Italy, with five digital multiplexes and nationwide high-coverage infrastructure, based on next generation technologies. It will be the primary supplier for the leading non-integrated national and foreign television content providers operating on the Italian market. The transaction will also enable industrial synergies.

The accounting effects of the business combination may be summarized as follows:

•	the valuation of the consideration is 40 million euros and corresponds to the value of the capital increase of Persidera to the seller Gruppo Editoriale L’Espresso on June 30, 2014;

•

all the Assets acquired and Liabilities assumed of the acquired company have been measured at fair value for their recognition. In addition to the value of the Assets acquired and the Liabilities assumed, goodwill has been recognized, amounting to 8 million euros, calculated as detailed in the following table:

		Fair Value amounts
		(millions of euros)
Measurement of consideration	(A)	40
Value of assets acquired	(B)	71
Value of liabilities assumed	(C)	(39)

Goodwill	(A-B-C)	8

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Rete A—values at the acquisition date

		Fair Value amounts	Carrying amounts
		(millions of euros)
Goodwill		8	—
Other non-current assets		64	45
Current assets		7	7
of which Cash and cash equivalents		—	—

Total assets	(A)	79	52
Total non-current liabilities		12	6
of which non-current financial liabilities		—	—
Total current liabilities		27	27
of which current financial liabilities		21	21

Total liabilities	(B)	39	33

Net assets	(A-B)	40	19

Acquisition of control of Trentino NGN S.r.l.

On February 28, 2014, Telecom Italia S.p.A. acquired control of Trentino NGN S.r.l., of which it already held 41.07%. The price paid was 17 million euros, bringing the stake in Trentino NGN S.r.l. up to 97.4%.

The ownership interest held before the acquisition of control, previously measured using the equity method, was remeasured at fair value at the date of acquisition of control and amounted to approximately 36 million euros.

The fair value of net assets acquired corresponded to the carrying amount of the assets and the acquisition of control did not result in the recognition of any goodwill.

In the second half of 2014, the percentage ownership further increased to 99.3%.

		Fair Value amounts
		(millions of euros)
Valuation of consideration	(A)	17
Fair value of the ownership interest held before the acquisition of control	(B)	36
Total	(C=A+B)	53

Net value of assets acquired	(D)	53

Goodwill	(C-D)	—

Trentino NGN—values at the date of acquisition of control

		Fair Value amounts	Carrying amounts
		(millions of euros)
Goodwill		—	—
Other non-current assets		36	36
Current assets		17	17
of which Cash and cash equivalents		8	8

Total assets	(A)	53	53
Total non-current liabilities		—	—
Total current liabilities		—	—

Total liabilities	(B)	—	—

Net assets	(A-B)	53	53

Consolidated Financial Statements	Notes To Consolidated Financial Statements

YEAR 2013

In 2013, there were no business combinations transactions as defined in IFRS 3.

YEAR 2012

In 2012, there were no business combinations transactions as defined in IFRS 3.

NOTE 5—GOODWILL

Goodwill shows the following breakdown and changes during 2013 and 2014:

	As of December 31, 2012	Discontinued Operations	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2013
	(millions of euros)
Domestic	30,630				(2,187)		28,443
Core Domestic	30,215				(2,187)		28,028
International Wholesale	415						415
Brazil	1,759					(291)	1,468
Argentina	—						—
Media	21						21
Other operations	—						—

Total	32,410	—	—	—	(2,187)	(291)	29,932

	As of December 31, 2013	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2014
	(millions of euros)
Domestic	28,443					28,443
Core Domestic	28,028	3				28,031
International Wholesale	415	(3)				412
Brazil	1,468				3	1,471
Media	21	8				29
Other operations	—					—

Total	29,932	8	—	—	3	29,943

The change of 11 million euros recognized in 2014 was attributable to:

•

8 million euros relating to the Media Business Unit following the recognition of goodwill resulting from the acquisition of control and consequent consolidation of Rete A S.p.A. (then merged into Persidera S.p.A.), and 3 million euros due to the exchange differences relating to the goodwill of the Brazil Business Unit;

•

the increases and decreases, relating respectively to Core Domestic and International Wholesale, are connected to the assignment of a portion of goodwill following the transfer by Telecom Italia Sparkle S.p.A. to Telecom Italia S.p.A. of the entire investment held in Telecom Italia San Marino.

With effect from the consolidated financial statements at December 31, 2013, the interest held in the Sofora—Telecom Argentina group was classified under Discontinued operations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units) to December 31, 2014 and 2013 can be summarized as follows:

	As of December 31, 2014			As of December 31, 2013
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of euros)
Domestic	42,251	(13,808)	28,443	42,251	(13,808)	28,443
Core Domestic	41,833	(13,802)	28,031	41,830	(13,802)	28,028
International Wholesale	412	—	412	415	—	415
Olivetti	6	(6)	—	6	(6)	—
Brazil	1,478	(7)	1,471	1,475	(7)	1,468
Media	189	(160)	29	181	(160)	21
Other operations	—	—	—	—	—	—

Total	43,918	(13,975)	29,943	43,907	(13,975)	29,932

Following its classification as Discontinued Operations, the Sofora-Telecom Argentina group is no longer a Business Unit, therefore, the relative amounts are no longer stated (goodwill allocated to the unit, totaling 979 million Argentine pesos, was written down completely in 2012).

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

The impairment test at December 31, 2014 was carried out on two levels. At a first level, an estimate was made of the recoverable amount of the individual Cash Generating Units (or groups of units) to which goodwill is allocated; at a second level the group was considered as a whole.

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

The impairment test at December 31, 2014, with continuity of method, did not reveal any impairment loss, as the estimate of the recoverable amount of all the CGUs examined was higher than their carrying amount. With regard in particular to the amount of goodwill allocated to the Core Domestic CGU this amount includes the goodwill directly attributable to the copper access network of 10.6 billion euros. This amount derives from the difference between the value of the copper access network reconstructed on the basis of resolution 747/13/CONS (of 14.9 billion euros) and its net carrying amount (of 4.3 billion euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

In keeping with the new procedure already adopted for the annual impairment test, the estimate of the value in use for the Core Domestic CGU is based on the analytical forecasts of plan cash flows (2015-2017) extended to cover a time period of five years (2015-2019).

For the estimate of the value in use of the Core Domestic CGU, the analytical forecasts of EBITDA—Capex flows used over the plan period were brought within the range of the analyst forecasts produced following the announcement of the industrial plan, after having taken account of downside scenarios with respect to the plan scenarios.

The estimate of the value in use for the International Wholesale CGU was also based on an explicit time period of five years, consisting of the forecasts of the 2015-2017 industrial plan extended for an additional two years (covering the period 2015-2019), in line with the approach adopted for the Core Domestic CGU.

The nominal growth rates used to estimate the terminal value are the following:

Core Domestic	International Wholesale
+ 0.0%	+0.0%

In particular, the growth rates for the CGUs of the Domestic segment are in line with the range of growth rates applied by the analysts who follow Telecom Italia shares (even though they are lower than the median of the analysts’ forecasts that can be gathered from reports published after the presentation of the industrial plan).

Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain such growth, for purposes of the estimate of the earnings flow to be capitalized, a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the analysts’ terminal year forecasts (equal to 19.06%) was used.

The cost of capital was estimated by considering the following:

•	the criterion applied was the Capital Asset Pricing Model—CAPM estimate (the criterion used by the Group to estimate the value in use referred to in Annex A of IAS 36);

•

in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business; for the Core Domestic CGU, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia;

•

the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (Core Domestic CGU Beta coefficient = 1.15; International Wholesale CGU Beta coefficient = 0.80 (unlevered Beta));

•	for the Core Domestic CGU a base estimate of weighted average cost of capital (WACC) was used.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the related capitalization rates (WACC–g) have been estimated for each Cash Generating Unit as follows:

	Core Domestic	International Wholesale
	%	%
WACC post-tax	7.00	6.90
WACC post-tax—g	7.00	6.90
WACC pre-tax	9.99	10.08
WACC pre-tax—g	9.99	10.08

The differences between the value in use and the carrying amounts before impairment test at December 31, 2014 for the two CGUs considered amounted to:

	Core Domestic	International Wholesale
(millions of euros)
Difference between values in use and carrying amounts	+2,136	+122

For purposes of the sensitivity analysis, four principal variables were considered for the two CGUs whose value in use is in excess of the carrying amount: the WACC pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate of EBITDA (CAGR ’14-‘19 Core Domestic; CAGR ’14-‘19 International Wholesale) and capital expenditures in proportion to revenues (capex/revenues). The following tables show the values of the key variables used in estimating the value in use and the changes in those variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic	International Wholesale
	%	%
Pre-tax discount rate	9.99	10.08
Long-term growth rate (g)	0	0
Compound Annual Growth Rate (CAGR) of EBITDA	1.41	(12.21)
Capital expenditures rate (Capex/Revenues)	from 19.16 to 25.04	from 4.30 to 6.78

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	Core Domestic	International Wholesale
	%	%
Pre-tax discount rate	0.49	1.46
Long-term growth rate (g)	(0.72)	(2.30)
Compound Annual Growth Rate (CAGR) of EBITDA	(1.04)	(3.28)
Capital expenditures rate (Capex/Revenues)	1.55	1.15

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial Cash Generating Units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the Cash Generating Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-first level impairment testing. No impairment losses were recorded at this additional level of testing.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 6—OTHER INTANGIBLE ASSETS

Other intangible assets increased by 547 million euros compared to December 31, 2013. Details of the breakdown and movements are as follows:

	As of December 31, 2012	Discontinued Operations	Addition	Amortization	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2013
	(millions of euros)
Industrial patents and intellectual property rights	2,335		1,262	(1,392)	—	(1)	(159)	287	2,332
Concessions, licenses, trademarks and similar rights	3,170	(664)	236	(369)			(132)	1,153	3,394
of which Licenses with an indefinite useful life	378	(378)					—		—
Other intangible assets with a finite useful life	795	(565)	281	(251)			(4)	1	257
Work in progress and advance payments	1,627		116			(4)	(2)	(1,440)	297

Total	7,927	(1,229)	1,895	(2,012)	—	(5)	(297)	1	6,280

	As of December 31, 2013	Addition	Amortization	Impairment losses / Reversals	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2014
	(millions of euros)
Industrial patents and intellectual property rights	2,332	991	(1,297)			(2)		199	2,223
Concessions, licenses, trademarks and similar rights	3,394	90	(370)		(60)	26		40	3,120
of which Licenses with an indefinite useful life	—								—
Other intangible assets with a finite useful life	257	63	(187)			1			134
Work in progress and advance payments	297	1,278			(1)	(30)	5	(199)	1,350

Total	6,280	2,422	(1,854)	—	(61)	(5)	5	40	6,827

Additions in 2014 included 310 million euros of internally generated assets (307 million euros in 2013). Further details are provided in the Note “Internally generated assets”.

Other net changes were essentially attributable to the effects of the acquisition of control of Rete A which occurred on June 30, 2014, now merged into Persidera S.p.A. (Media Business Unit).

Industrial patents and intellectual property rights at December 31, 2014 consisted mainly of application software purchased outright and user license rights acquired, amortized over a period between 2 and 5 years. They mainly related to Telecom Italia S.p.A. (1,251 million euros) and to the Brazil Business Unit (938 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2014 mainly related to:

•	the remaining cost of telephone licenses and similar rights (2,130 million euros for Telecom Italia S.p.A. and 427 million euros for the Brazil Business Unit);

•	Indefeasible Rights of Use—IRU (275 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•

the television frequencies of the Media Business Unit (134 million euros) which include the effects of the recent acquisition of Rete A whose frequencies measured at fair value amounted to approximately 38 million euros. The expiry of the user licenses for the frequencies used for digital terrestrial transmission held by Persidera S.p.A. was rescheduled as a result of their definitive assignment up to 2032. Accordingly, the amortization period will end in that year instead of in 2028, without significant impacts on either the current or future periods.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The net carrying amount of telephone licenses and similar rights, totaling 2,557 million euros, and their useful lives are detailed below:

Type of license	Net carrying amount at December 31, 2014 (millions of euros)	Amortization period (years)	Amortization charges for 2014 (millions of euros)
Telecom Italia S.p.A.:
UMTS	940	18	134
UMTS 2100 MHz	52	12	7
Wireless Local Loop	2	15	1
WiMax	8	15	1
LTE 1800 MHz	129	18	9
LTE 800 MHz	900	17	60
LTE 2600 MHz	99	17	7
Tim Brasil group:
GSM and 3G (UMTS)	330	8-15	97
4G (LTE)	97	15	10

	2,557

Other intangible assets with a finite useful life at December 31, 2014 essentially consisted of 114 million euros of capitalized subscriber acquisition costs (SAC) connected with certain commercial deals offered by Telecom Italia S.p.A. Subscriber acquisition costs are amortized over the underlying minimum contract period (between 24 or 30 months).

In this regard, from this year, Telecom Italia S.p.A. new market strategy is aimed at gradually ending the subsidizing of handsets in “bundle deals”. The decision to use subsidies as a purchasing incentive was part of a market scenario where the prices of next generation handsets were very high. It was therefore crucial, in order to aid penetration and spread of services, for deals to be combined with the subsidized sale of next generation devices. The market has evolved, with ever-increasing development and use of cutting edge handsets providing access to new services at more affordable prices. Accordingly, a plan has been formulated for the gradual reduction in subsidies, effectively eliminating them in offers targeted at segments that provide lower contributions in terms of ARPU. In 2013 the capitalized handset subsidies amounted to 188 million euros.

Work in progress and advance payments, showed an increase of 1,053 million euros mainly due to the recognition of the value of the user right for the 700 MHz frequencies awarded to the Tim Brasil group at the end of 2014, which will enable it to offer fourth Generation technology mobile services (4G). The assignment of the license also resulted in membership of the consortium that will carry out the cleaning up of the 700 MHz spectrum, currently used by television broadcasters. The investment for the two components is around 929 million euros (in addition to the transaction costs of around 7 million euros).

Since the assets require a period of more than 12 months to be ready for use, borrowing costs of 5 million euros have been capitalized, as they are directly attributable to the acquisition. The rate used for the capitalization of borrowing costs is 11.36%.

Capitalized borrowing costs have been recorded as a direct reduction of the item “Miscellaneous finance expenses”.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2014 and 2013 can be summarized as follows:

	As of December 31, 2013
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,597	(8)	(10,257)	2,332
Concessions, licenses, trademarks and similar rights	6,387	(234)	(2,759)	3,394
Other intangible assets with a finite useful life	783		(526)	257
Work in progress and advance payments	299	(2)		297

Total intangible assets with a finite useful life	20,066	(244)	(13,542)	6,280

Total Other intangible assets	20,066	(244)	(13,542)	6,280

	As of December 31, 2014
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,831	(7)	(10,601)	2,223
Concessions, licenses, trademarks and similar rights	6,498	(266)	(3,112)	3,120
Other intangible assets with a finite useful life	668	—	(534)	134
Work in progress and advance payments	1,352	(2)		1,350

Total intangible assets with a finite useful life	21,349	(275)	(14,247)	6,827

Total Other intangible assets	21,349	(275)	(14,247)	6,827

Impairment losses on “Concessions, licenses, trademarks and similar rights,” relating mainly to reporting periods prior to 2004, refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the LanMed group. The change shown is essentially due to the translation into euros of accounts denominated in U.S. dollars.

The item “Other intangible assets with a finite useful life”, includes gross disposals of 177 million euros of Telecom Italia S.p.A. connected with Subscriber Acquisition Costs (SAC) that have been fully amortized.

NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned increased by 245 million euros compared to December 31, 2013. The breakdown and movements are as follows:

	As of December 31, 2012	Discontinued Operations	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2013
	(millions of euros)
Land	232	(93)				(1)	(3)		135
Buildings (civil and industrial)	698	(282)	12	(44)		(1)	(4)	1	380
Plant and equipment	11,837	(876)	1,986	(2,166)		(14)	(414)	241	10,594
Manufacturing and distribution equipment	39	(3)	14	(14)			—	5	41
Other	677	(191)	155	(194)		(5)	(30)	42	454
Construction in progress and advance payments	982	(236)	296			(1)	(43)	(303)	695

Total	14,465	(1,681)	2,463	(2,418)	—	(22)	(494)	(14)	12,299

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2013	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2014
	(millions of euros)
Land	135			(1)	(3)			131
Buildings (civil and industrial)	380	8	(41)		(34)	1	6	320
Plant and equipment	10,594	1,913	(2,075)		(10)	9	481	10,912
Manufacturing and distribution equipment	41	13	(14)					40
Other	454	91	(176)		(3)		74	440
Construction in progress and advance payments	695	501			(1)	3	(497)	701

Total	12,299	2,526	(2,306)	(1)	(51)	13	64	12,544

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2014 mainly related to Telecom Italia S.p.A. (112 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use and light constructions. The balance at the end of 2014 was mainly attributable to Telecom Italia S.p.A. (267 million euros). Disposals, of 34 million euros, mainly related to the sale of a property located in Milan.

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone traffic. The balance at December 31, 2014 was mainly attributable to Telecom Italia S.p.A. (8,156 million euros) and to companies of the Brazil Business Unit (2,362 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount was in line with the end of the prior year and was primarily related to Telecom Italia S.p.A.

The Media Business Unit, also as a result of the merger by absorption of Rete A S.p.A. into Persidera S.p.A., has re-estimated the useful life of the transceivers (mainly set at 6 years) bringing it to 10 years. This change resulted in a reduction in the amortization charge for the year 2014 of 10 million euros, with an expected reduction in 2015 and 2016 of 7 and 4 million euros respectively.

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2014 included 278 million euros of internally generated assets (236 million euros in 2013). Further details are provided in the Note “Internally generated assets”.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2014 and 2013 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3%-50%
Manufacturing and distribution equipment	20%
Other	11%-33%

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2014 and 2013 can be summarized as follows:

	As of December 31, 2013
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	135			135
Buildings (civil and industrial)	1,424	(2)	(1,042)	380
Plant and equipment	64,370	(51)	(53,725)	10,594
Manufacturing and distribution equipment	276	(1)	(234)	41
Other	3,866	(3)	(3,409)	454
Construction in progress and advance payments	696	(1)		695

Total	70,767	(58)	(58,410)	12,299

	As of December 31, 2014
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	132	(1)		131
Buildings (civil and industrial)	1,388	(2)	(1,066)	320
Plant and equipment	65,911	(58)	(54,941)	10,912
Manufacturing and distribution equipment	283	(1)	(242)	40
Other	3,999	(2)	(3,557)	440
Construction in progress and advance payments	702	(1)	—	701

Total	72,415	(65)	(59,806)	12,544

With regard to the gross carrying amounts of tangible assets, in 2014 disposals were performed for a gross carrying amount of 845 million euros mainly in relation to fully depreciated assets. Disposals mainly involved plant and equipment (779 million euros), including, in particular, disposals for the replacement of mobile network transmission systems (275 million euros); disposals of subscriber connection units (63 million euros); and disposals of fixed-line/mobile switching systems (150 million euros) relating to Telecom Italia S.p.A..

Assets held under finance leases

Assets held under finance lease decreased by 77 million euros compared to December 31, 2013. The breakdown and movements are as follows:

	As of December 31, 2012	Discontinued Operations	Addition	Depreciation	Other changes	As of December 31, 2013
	(millions of euros)
Buildings (civil and industrial)	972	—	21	(117)	7	883
Other	17	(8)	2	(6)	—	5
Construction in progress and advance payments	25	—	19		(12)	32

Total	1,014	(8)	42	(123)	(5)	920

	As of December 31, 2013	Addition	Depreciation	Other changes	As of December 31, 2014
	(millions of euros)
Buildings (civil and industrial)	883	19	(120)	31	813
Other	5	1	(4)		2
Construction in progress and advance payments	32	16		(20)	28

Total	920	36	(124)	11	843

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Buildings (civil and industrial) includes those under long rent leases and related building adaptations, which relate almost entirely to Telecom Italia S.p.A. The other changes in this item include 21 million euros of increases following the recontractualization of long rent leases.

Other essentially comprises the capitalization of finance leases of Data Center hardware.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2014 and 2013 can be summarized as follows:

	As of December 31, 2013
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,106	(27)	(1,196)	883
Other	90		(85)	5
Construction in progress and advance payments	32			32

Total	2,228	(27)	(1,281)	920

	As of December 31, 2014
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,141	(27)	(1,301)	813
Other	91		(89)	2
Construction in progress and advance payments	28			28

Total	2,260	(27)	(1,390)	843

At December 31, 2014 and 2013, finance lease payments due in future years and their present value are as follows:

	As of December 31,
	2014		2013
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of euros)
Within 1 year	216	191	215	194
From 2 to 5 years	879	566	882	582
Beyond 5 years	560	249	741	379

Total	1,655	1,006	1,838	1,155

	As of December 31,
	2014	2013
	(millions of euros)
Future net minimum lease payments	1,655	1,838
Interest portion	(649)	(683)

Present value of lease payments	1,006	1,155

Financial lease liabilities	1,153	1,293
Financial receivables for lease contracts	(147)	(138)

Total net finance lease liabilities	1,006	1,155

At December 31, 2014, the inflation adjustment to finance lease payments was approximately 38 million euros (approximately 35 million euros at December 31, 2013) and related to Telecom Italia S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 8—INVESTMENTS

Investments accounted for using the equity method consisted exclusively of investments in associates. They amounted to 36 million euros (65 million euros at December 31, 2013) and were broken down as follows:

	As of December 31, 2012	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2013
	(millions of euros)
Trentino NGN S.r.l.	25					25
Tiglio I S.r.l	15			(1)		14
Tiglio II	1					1
Others	24			1		25

Total	65	—	—	—	—	65

	As of December 31, 2013	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2014
	(millions of euros)
Trentino NGN S.r.l.	25				(25)	—
Tiglio I S.r.l	14			(6)		8
Tiglio II	1					1
Others	25	1		1		27

Total	65	1	—	(5)	(25)	36

As a result of the acquisition of control of the interest in Trentino NGN, on February 28, 2014, the company is now consolidated on a line-by-line basis.

The amount held prior to acquisition of control has been remeasured at fair value at the acquisition date, resulting in a positive impact of 11 million euros on the separate consolidated income statement for the 2014 fiscal year.

The list of investments accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Investments in associates accounted for using the equity method of the Telecom Italia Group are not material either individually or in aggregate form.

Investments in structured entities

Telecom Italia Group does not hold investments in structured entities.

Other investments

Other investments refer to the following:

	As of December 31, 2012	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2013
	(millions of euros)
Assicurazioni Generali	3					3
Fin.Priv.	10			4		14
Sia	11					11
Others	15				(1)	14

Total	39	—	—	4	(1)	42

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2013	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2014
	(millions of euros)
Assicurazioni Generali	3					3
Fin.Priv.	14			1		15
Sia	11					11
Others	14					14

Total	42	—	—	1	—	43

In accordance with IAS 39, other investments represent available-for-sale financial assets.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 9—FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

		As of December 31,
		2014	2013
		(millions of euros)
Non-current financial assets
Securities, financial receivables and other non-current financial assets:
Securities other than investments		6	6
Financial receivables for lease contracts		92	58
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,163	1,018
Receivables from employees		30	31
Non-hedging derivatives		149	137
Other financial receivables		5	6

Total non-current financial assets	(A)	2,445	1,256

Current financial assets
Securities other than investments
Held for trading		—	—
Held to maturity		—	—
Available for sale		1,300	1,348

		1,300	1,348
Financial receivables and other current financial assets:
Liquid assets with banks, financial institutions and post offices (with a maturity greater than 3 months)		—	—
Receivables from employees		12	12
Financial receivables for lease contracts		55	80
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		223	173
Non-hedging derivatives		18	7
Other short-term financial receivables		3	11

		311	283
Cash and cash equivalents		4,812	5,744

Total current financial assets	(B)	6,423	7,375

Financial assets relating to Discontinued operations/Non-current assets held for sale	(C)	165	657

Total non-current and current financial assets	(A+B+C)	9,033	9,288

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which Telecom Italia is the guarantor;

•	the portion of rental contracts, with the rendering of accessory services under the “full rent” formula;

•	finance leases on rights of use (Brazil Business Unit).

“Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature” refer mainly to the mark-to-market component of the hedging derivatives, whereas “Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature” mainly consist of accrued income on derivative contracts. Further details are provided in the Note “Derivatives”.

Securities other than investments (included in current assets) relate to listed securities, classified as available-for-sale due beyond three months. They consist of 254 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 656 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 385 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force.

Cash and cash equivalents decreased by 932 million euros compared to December 31, 2013 and were broken down as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Liquid assets with banks, financial institutions and post offices	3,224	4,131
Checks, cash and other receivables and deposits for cash flexibility	1	1
Securities other than investments (due within 3 months)	1,587	1,612

Total	4,812	5,744

Cash and cash equivalents at December 31, 2014 do not include amounts relating to the Sofora—Telecom Argentina group (classified as Discontinued operations), totaling 130 million euros (616 million euros at December 31, 2013).

The different technical forms of investing available cash at December 31, 2014 can be analyzed as follows:

•	maturities: all deposits have a maximum maturity date of three months;

•

counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe, and with leading local counterparts with regard to investments in South America;

•	Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 1,585 million euros (1,610 million euros at December 31, 2013) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 10—MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets decreased by 36 million euros compared to December 31, 2013. They included:

	As of December 31,
	2014		2013
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	584	338	782	248
Medium/long-term prepaid expenses	987	—	825	—

Total	1,571	338	1,607	248

Miscellaneous receivables and other non-current assets amounted to 1,571 million euros (1,607 million euros at December 31, 2013) and included Income tax receivables of 63 million euros (363 million euros at December 31, 2013).

Miscellaneous receivables mainly relate to the Brazil Business Unit (512 million euros in 2014 and 414 million euros in 2013) including receivables for court deposits of 310 million euros in 2014 (227 million euros in 2013).

In August 2014, IRES tax receivables, previously recognized in “Miscellaneous receivables”, were sold to Mediocredito Italiano for 303 million euros, as discussed in the specific note “Income tax expense”.

Medium/long-term prepaid expenses totaled 987 million euros (825 million euros at December 31, 2013) and mainly related to the deferral of costs in connection with the activation of telephone contracts, essentially attributable to the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 11—INCOME TAXES

Income tax receivables

Non-current and current income tax receivables at December 31, 2014 amounted to 164 million euros (486 million euros at December 31, 2013).

Specifically, they consisted of:

•

non-current receivables of 63 million euros (363 million euros at December 31, 2013). The figure at December 31, 2013 included 352 million euros for the Domestic Business Unit for the taxes and interest resulting from the recognized deductibility from IRES tax of the IRAP tax calculated on labor costs, relating to years prior to 2012, following the entry into force of Decree Law 16/2012. In August 2014, part of this receivable was sold to Mediocredito Italiano for 303 million euros and generated net proceeds of 231 million euros. A total of 53 million euros continue to be recognized, which include the receivables for the interest component – amounting to 35 million euros – accrued on the receivable sold. These interest receivables were transferred to Mediocredito Italiano through a recourse clause, but without any financial advance. As a result the counterparty risk remains with the Telecom Italia Group;

•

current income tax receivables of 101 million euros (123 million euros at December 31, 2013) mainly relating to receivables of the Domestic Business Unit companies (83 million euros) and the Brazil Business Unit companies (17 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Deferred tax assets and deferred tax liabilities

The net balance of 680 million euros at December 31, 2014 (805 million euros at December 31, 2013) was broken down as follows.

	As of December 31,
	2014	2013
	(millions of euros)
Deferred tax assets	1,118	1,039
Deferred tax liabilities	(438)	(234)

Total	680	805

Deferred tax assets mainly consisted of 778 million euros for the Domestic Business Unit (617 million euros at December 31, 2013) and 276 million euros for the Brazil Business Unit (330 million euros at December 31, 2013).

Deferred tax liabilities mainly consisted of 149 million euros for the Brazil Business Unit (105 million euros at December 31, 2013) and 225 million euros for Telecom Italia Capital (74 million euros at December 31, 2013).

Since the presentation of deferred tax assets and liabilities in the financial statements takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

	As of December 31,
	2014	2013
	(millions of euros)
Deferred tax assets	1,402	1,334
Deferred tax liabilities	(722)	(529)

Total	680	805

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The temporary differences which made up this line item at December 31, 2014 and 2013, as well as the movements during 2014 were as follows:

	As of December 31, 2013	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	As of December 31, 2014
	(millions of euros)
Deferred tax assets:
Tax loss carryforwards	278	(95)		3	186
Derivatives	484	4	193		681
Provision for bad debts	213	(26)		8	195
Provisions	141	(26)		3	118
Provisions for pension fund integration Law 58/92	10	(2)			8
Capital grants	4	(1)			3
Taxed depreciation and amortization	138	(21)			117
Other deferred tax assets	66	16	16	(4)	94

Total	1,334	(151)	209	10	1,402

Deferred tax liabilities:
Derivatives	(299)	(26)	(171)		(496)
Business combinations—for step-up of net assets in excess of tax basis	(105)	(18)		1	(122)
Deferred gains	(19)	(7)	5		(21)
Accelerated depreciation	(36)	6			(30)
Discounting of provision for employee severance indemnities	(30)	1	29		—
Other deferred tax liabilities	(40)	1	(6)	(8)	(53)

Total	(529)	(43)	(143)	(7)	(722)

Total net deferred tax assets (liabilities)	805	(194)	66	3	680

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2014 were as follows:

	Within 1 year	Beyond 1 year	Total at December 31, 2014
	(millions of euros)
Deferred tax assets	393	1,009	1,402
Deferred tax liabilities	(36)	(686)	(722)

Total net deferred tax assets (liabilities)	357	323	680

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2014, the Telecom Italia Group had unused tax loss carryforwards of 3,186 million euros mainly relating to the Brazil Business Unit and the companies Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)
2015	—
2016	1
2017	2
2018	1
2019	3
Expiration after 2019	148
Without expiration	3,031

Total unused tax loss carryforwards	3,186

Tax loss carryforwards considered in the calculation of deferred tax assets amounted to 557 million euros at December 31, 2014 (869 million euros at December 31, 2013) and mainly referred to the Brazil Business Unit. Deferred tax assets are recognized when it is probable that future taxable income will be available against which the tax losses can be utilized.

On the other hand, deferred tax assets of 802 million euros (803 million euros at December 31, 2013) have not been recognized on 2,629 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2014, deferred tax liabilities have not been recognized on approximately 1 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because the Telecom Italia Group is in a position to control the timing of the distribution of those reserves and it is probable that those accumulated earnings will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized when these reserves become distributable is in any case not significant.

Income tax payables

Income tax payables amounted to 95 million euros (75 million euros at December 31, 2013). They were broken down as follows:

	At December 31,
	2014	2013
	(millions of euros)
Income tax payables:
Non-current	59	55
Current	36	20

Total	95	75

Specifically, the non-current portion, amounting to 59 million euros, related entirely to the Brazil Business Unit, while the current portion, amounting to 36 million euros, related primarily to the Brazil Business Unit (23 million euros).

Income tax expense

Income tax expense amounted to 1,218 million euros, also including income taxes on Discontinued operations/Non-current assets held for sale, and decreased by 118 million euros compared to 2013 (1,336 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		2014	2013	2012
		(millions of euros)
Current taxes for the year		802	925	1,233
Net difference in prior years estimates		(68)	(93)	(365)

Total current taxes		734	832	868
Deferred taxes		194	279	218

Total taxes on continuing operations	(A)	928	1,111	1,086
Total taxes on Discontinued operations/Non-current assets held for sale	(B)	290	225	149

Total income tax expense for the year	(A+B)	1,218	1,336	1,235

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax expense for the years ended December 31, 2014, 2013 and 2012 is the following:

	2014	2013	2012
	(millions of euros)
Profit (loss) before tax
From continuing operations	2,347	532	(293)
From Discontinued operations/Non-current assets held for sale	831	566	251

Total profit (loss) before tax	3,178	1,098	(42)

Theoretical income taxes	874	302	(12)
Income tax effect on increase (decrease) in variations:
Tax losses of the year not considered recoverable	11	17	31
Tax losses not considered recoverable in prior years and recoverable in future years	(2)	(10)	(10)
Non-deductible costs	69	60	39
Non-deductible goodwill impairment charge	—	601	1,179
Benefit from IRES tax reimbursement for partial deductibility of IRAP tax	—	—	(319)
Other net differences	30	95	7

Effective income tax recognized in income statement, excluding IRAP tax	982	1,065	915
IRAP tax	236	271	320

Total effective income tax recognized in income statements	1,218	1,336	1,235

The impact of IRAP tax is not taken into consideration in order to avoid any distorting effect, since such tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

NOTE 12—INVENTORIES

Inventories decreased by 52 million euros compared to December 31, 2013 and consisted of the following:

	As of December 31,
	2014	2013
	(millions of euros)
Raw materials and supplies	1	2
Work in progress and semifinished products	4	3
Finished goods	308	360

Total	313	365

Inventories mainly consisted of 231 million euros for the Domestic Business Unit (273 million euros at December 31, 2013) and 82 million euros for the companies of the Brazil Business Unit (92 million euros at December 31, 2013).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Within the Domestic Business Unit the following is noted in particular: 111 million euros for Telecom Italia S.p.A. (154 million euros at December 31, 2013), 88 million euros for Olivetti S.p.A. (74 million euros at December 31, 2013). The inventories mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories, as well as office products, specialized printers and gaming terminals.

In 2014, inventories were written down by 7 million euros (6 million euros in 2013), mainly to adjust the carrying amount of fixed and mobile equipment and handsets for marketing to their estimated realizable value.

No inventories are pledged as collateral.

NOTE 13—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased by 226 million euros compared to December 31, 2013 and are composed of the following:

	As of December 31,
	2014		2013
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Amounts due on construction contracts	58		45

Trade receivables:
Receivables from customers	3,300	3,300	3,269	3,269
Receivables from other telecommunications operators	774	774	675	675

	4,074	4,074	3,944	3,944

Miscellaneous receivables and other current assets:
Other receivables	911	183	898	201
Trade and miscellaneous prepaid expenses	572		502

	1,483	183	1,400	201

Total	5,615	4,257	5,389	4,145

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The aging of financial instruments included in “Trade and miscellaneous receivables and other current assets” at December 31, 2014 and December 31, 2013 was as follows:

				Overdue:
	As of December 31, 2014	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	4,257	3,330	927	309	151	184	283

				Overdue:
	As of December 31, 2013	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	4,145	3,141	1,004	332	174	217	281

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The change in current receivables compared to December 31, 2013 (+189 million euros) essentially related to Telecom Italia S.p.A. and were mainly due to the lower amount of sales of receivables due from other operators.

“Overdue” receivables decreased by 77 million euros compared to December 31, 2013, as a result of the reduction in receivables due within 365 days. This performance was influenced by the improvement in collection capability and the performance of sales, together with additional write-offs.

Trade receivables amounted to 4,074 million euros (3,944 million euros at December 31, 2013) and were net of the provision for bad debts of 685 million euros (776 million euros at December 31, 2013); included 114 million euros (99 million euros at December 31, 2013) of medium/long-term trade receivables from customers, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU).

Trade receivables mainly related to Telecom Italia S.p.A. (2,515 million euros) and the Brazil Business Unit (1,107 million euros).

Movements in the provision for bad debts were as follows:

	2014	2013
	(millions of euros)
At January 1	776	910
Provision charges to the income statement	272	272
Utilization and decreases	(364)	(344)
Discontinued Operations	—	(32)
Exchange differences and other changes	1	(30)

At December 31	685	776

The provision for bad debts consisted of write-downs of specific receivables of 308 million euros (359 million euros at December 31, 2013) and write-downs made on the basis of average uncollectibility of 377 million euros (418 million euros at December 31, 2013).

Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics.

Other receivables amounted to 911 million euros (898 million euros at December 31, 2013) and were net of a provision for bad debts of 101 million euros (98 million euros at December 31, 2013). Details are as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Advances to suppliers	65	50
Receivables from employees	24	23
Tax receivables	529	435
Sundry receivables	293	390

Total	911	898

Tax receivables included 495 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 34 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly included:

•

receivables from factoring companies totaling 135 million euros, of which 61 million euros from Mediocredito Italiano (an Intesa Sanpaolo group company) and 74 million euros from other factoring companies;

•	receivables from social security and assistance agencies for Telecom Italia S.p.A. of 69 million euros;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

receivable for the Italian Universal Service (1 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia S.p.A. obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;

•	receivables from the Italian State and the European Union (11 million euros) for grants regarding research and training projects of Telecom Italia S.p.A.;

•	miscellaneous receivables due to Telecom Italia S.p.A. from other licensed TLC operators (48 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rent and maintenance payments, as well as the deferral of costs referring to contracts for the activation of telecommunications services. In particular, trade prepaid expenses mainly related to the Parent (325 million euros for the deferral of costs attributable to the activation of new contracts, 68 million euros for building leases, 30 million euros for rent and maintenance payments, and 8 million euros for insurance premiums).

NOTE 14—DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

Starting from 2013 the Sofora—Telecom Argentina group has been classified under discontinued operations. Accordingly, the related figures were classified in the statement of financial position, under the specific items “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale”.

At December 31, 2014, the Sofora—Telecom Argentina group’s classification as a disposal group was confirmed, despite the extension by over a year of the period required for completion of the sale.

The Telecom Italia Group, in signing the amendment agreements described below, has confirmed its intention to implement the program for the disposal of the interest in Sofora.

These agreements have substantially confirmed the purchasing counterparty’s obligation to complete or to ensure the completion of the transaction. The postponement of the date envisaged for the completion of the sale has been caused by, and is still dependent on, conditions outside the Company’s control, which could not be reasonably foreseen at the date of signature of the original sale agreement.

It is also noted that, up to the date of completion of the sale of the controlling interest in Sofora, no substantial change is expected in the governance of the Argentinian companies, and therefore Telecom Italia, also through its subsidiaries, will continue to have: i) ability to direct the relevant activities of the investee; ii) the right to the variable results and iii) the ability to use its power over the investee to affect the amount of the investor’s returns.

Agreements for the disposal of the Sofora—Telecom Argentina group

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora—Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International N.V. and Tierra Argentea S.A., for a total amount of USD 960 million.

In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for total amount of USD 108.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina was reduced to 19.30%.

The sale of the Sofora shares held by Telecom Italia S.p.A. and its subsidiary Telecom Italia International, on the other hand, is subject to the condition precedent of obtaining the necessary authorizations.

On October 24, 2014, Telecom Italia signed the amendment agreements of the contract for the sale of the interest in the Sofora—Telecom Argentina group to Fintech. In particular:

•

the first closing took place on October 29, 2014 and, as a result, 17% of the Sofora—Telecom Argentina group was sold. A consideration was received for this closing—also including other related assets—totaling USD 215.7 million. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina has now equal to 14.47%;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the sale of the controlling interest of 51% in the capital of Sofora to Fintech is due to take place within the following two and a half years, subject to approval by the Argentinian regulatory authority;

•

the guarantees of performance by Fintech are secured by a pledge made on October 29, 2014 in favor of Telecom Italia and Telecom Italia International, on a debt security for the amount of USD 600.6 million issued by Telecom Italia International and purchased by Fintech.

More specifically,

•

if the sale of 51% of Sofora is not completed within two and a half years from the date of completion of the sale to Fintech of the 17% ownership interest in Sofora (which took place on October 29, 2014), Telecom Italia may elect to terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) from Fintech the 17% ownership interest previously sold, at a price corresponding to the fair market value for that ownership interest, calculated 5 business days prior to the completion of the repurchase based on the formula contained in the sale agreement signed with Fintech, applied pro-rata to the ownership interest in question.

Specifically, the fair market value of Sofora will be calculated as follows, based on the market value of the underlying asset, Telecom Argentina:

–

based on the average market capitalization of Telecom Argentina on the NYSE (New York Stock Exchange) in the 90 days preceding the date of calculation, the value of the ownership interest held by Nortel in Telecom Argentina shall be calculated applying this percentage to the market capitalization;

–	the resulting value, minus any net financial debt of Nortel, shall give the value of the equity of Nortel;

–

the value of the 100% of the equity of Sofora is then obtained by calculating the value of a share of 62% of Nortel (which corresponds to an ownership interest representing Sofora’s economic rights in Nortel (51%) adjusted to take account of the voting rights attached to the Nortel shares held by Sofora (100% of the votes)) and then deducting the net financial debt of Sofora. These calculation assumptions are in line with the similar calculation formula for fair market value contained in the current Sofora shareholder agreements.

•

As an alternative to the above, if the sale to Fintech of 51% of Sofora is not completed within two and a half years, Telecom Italia may elect to pursue a sale (subject to the applicable regulatory approval) of the remaining controlling interest to a third party buyer. Upon completion of the sale of 51% of Sofora to a third party buyer, any difference between the price paid by the third party and Fintech’s guarantee of an overall minimum consideration for Telecom Italia of at least USD 630.6 million will be allocated as follows:

–

if the price paid by the third party buyer is lower than the minimum amount agreed with Fintech of USD 630.6 million (plus reasonable and documented costs incurred by the Company as part of the sale to the third party buyer), Fintech shall pay Telecom Italia that difference;

–

if, on the other hand, the price paid by the third party buyer is higher than the minimum amount agreed with Fintech of USD 630.6 million (plus reasonable and documented costs incurred by the Company as part of the sale to the third party buyer), Telecom Italia shall pay Fintech an amount equal to:

–

two thirds of the difference between the price paid by the third party buyer and the minimum amount agreed with Fintech of USD 630.6 million (plus reasonable and documented costs incurred by the Company as part of the sale to the third party buyer), up to a maximum price paid by the third party buyer of USD 750 million;

–

half of the difference between the price paid by the third party buyer and USD 750 million, in addition to the amount provided for above, if the price paid by the third party buyer is higher than USD 750 million.

•

If Telecom Italia is unable to complete a sale to a third party buyer within a further two and a half years, Telecom Italia and Fintech may elect to terminate the agreement at any time and at that time

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Telecom Italia will receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) from Fintech the 17% non-controlling interest in Sofora previously sold, under the same terms and conditions as described in the point above. Fintech will also pay Telecom Italia an amount of USD 175 million.

•

As noted above, under the agreements, Telecom Italia International N.V. has issued and Fintech has fully subscribed a debt note with a value of USD 600.6 million, a term of 6 years and a fixed coupon of 4.325% per year, payable annually.

When the note was issued, a pledge was also made in favor of Telecom Italia International N.V. and Telecom Italia S.p.A., as a guarantee of Fintech’s future obligations to those companies under the sale agreement for the Argentinian assets.

As a result, Telecom Italia has obtained a loan at prevailing market conditions, given the currency of the issue and its duration, as well as a guarantee regarding future performance by Fintech.

The security will be redeemed in full at maturity or upon occurrence of a series of agreed contractual events that remove the need for the guarantee (for example, the completion of the sale of the remaining 51% of Sofora). Telecom Italia International may elect to deduct the value of any payment obligations not fulfilled by Fintech from the redemption amount.

Telecom Italia International may also elect at any time, at its absolute discretion, to redeem the note in advance in whole or in part, subject to a brief notice period.

At the end of July 2014, the Argentinian Government was in default due to having failed to honor certain commitments relating to its debt contracted in foreign currency. Although this situation is the consequence of impediments of a technical and legal nature, and the main market indicators are not any showing signs of other problem issues, this event may nevertheless aggravate the adverse trends in the Argentinian macroeconomic environment with repercussions on the exchange rate for the local currency and the level of inflation.

However, the price for the sale of Sofora—Telecom Argentina group was set in US dollars and consequently in this transaction the Telecom Italia Group is not subject to the risk of changes in the exchange rate for Argentinian Pesos.

— • —

The breakdown of the assets and liabilities of the Sofora—Telecom Argentina group is provided below:

	As of December 31,
	2014	2013
	(millions of euros)
Discontinued operations /Non-current assets held for sale
of a financial nature	165	657
of a non-financial nature	3,564	2,871

Total (a)	3,729	3,528

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	43	27
of a non-financial nature	1,475	1,534

Total (b)	1,518	1,561

Net value of the assets related to the disposal group (a-b)	2,211	1,967
of which amounts accumulated through the Comprehensive Income Statement	(1,257)	(1,019)
Net value of the assets related to the disposal group attributable to owners of the Parent	307	367
of which amounts accumulated through the Comprehensive Income Statement	(157)	(170)
Net value of the assets related to the disposal group attributable to Non-controlling interests	1,904	1,600
of which amounts accumulated through the Comprehensive Income Statement	(1,100)	(849)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The amounts accumulated in Equity through the Comprehensive income statement relate to the “Reserve for exchange differences on translating foreign operations”, and total -1,257 million euros (-1,019 million euros at December 31, 2013).

The assets of a financial nature are broken down as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Non-current financial assets	30	27
Current financial assets	135	630

Total	165	657

The assets of a non-financial nature are broken down as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Non-current assets	2,962	2,322
Intangible assets	1,176	825
Tangible assets	1,766	1,473
Other non current assets	20	24
Current assets	602	549

Total	3,564	2,871

The liabilities of a financial nature are broken down as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Non-current financial liabilities	25	25
Current financial liabilities	18	2

Total	43	27

The liabilities of a non-financial nature are broken down as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Non-current liabilities	579	491
Current liabilities	896	1,043

Total	1,475	1,534

— • —

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The items relating to “Profit (loss) from Discontinued operations/Non-current assets held for sale” within the separate consolidated income statements are shown below:

		Year ended December 31,
		2014	2013	2012
		(millions of euros)
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues		3,097	3,749	3,784
Other income		4	9	13
Operating expenses		(2,296)	(2,721)	(2,677)
Depreciation and amortization, gains (losses) on disposals of non-current assets		1	(495)	(653)
Goodwill and other non-current assets net impairment losses		(2)	(24)	(253)

Operating profit (loss)		804	518	214
Finance income (expenses)		30	73	33

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		834	591	247
Income tax expense		(290)	(213)	(148)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A)	544	378	99
Other income statement effects:
Deferred taxes connected to the sale of the Sofora—Telecom Argentina group	(B)	—	(12)	—
Incidental costs and other minor entries connected to the sale of Sofora—Telecom Argentina group	(C)	(2)	(6)	1
Other income/(expenses) connected to sales in previous years	(D)	(1)	(19)	2

Profit (loss) from Discontinued operations/Non-current assets held for sale	(A+B+C+D)	541	341	102

As required by IFRS 5, the calculation of the depreciation and amortization for the Sofora—Telecom Argentina group was suspended with effect from its date of classification as a discontinued operation.

The income statement effects relate in particular to:

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Sofora—Telecom Argentina group	542	360	100
Other discontinued operations	(1)	(19)	2

Total	541	341	102

The Profit (loss) from Discontinued operations/Non-current assets held for sale consisted of 98 million euros (47 million euros in 2013) attributable to the Owners of the Parent Telecom Italia S.p.A. and 443 million euros (294 million euros in 2013) to Non-controlling interests.

Also, the consolidated statements of comprehensive income include translation of foreign operations losses of the Sofora—Telecom Argentina group, of 238 million euros in 2014 (676 million euros in 2013). Consequently, the overall result from Discontinued operations/Non-current assets held for sale was a positive 303 million euros in 2014 (negative 335 million euros in 2013).

— • —

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Discontinued operations/Non-current assets held for sale:
Cash flows from (used in) operating activities	467	895	820
Cash flows from (used in) investing activities	(872)	(603)	(701)
Cash flows from (used in) financing activities	(94)	(165)	(148)

Total	(499)	127	(29)

NOTE 15—EQUITY

The item consists of:

	As of December 31,
	2014	2013
	(millions of euros)
Equity attributable to owners of the Parent	18,145	17,061
Non-controlling interests	3,554	3,125

Total	21,699	20,186

The composition of the Equity attributable to owners of the Parent is the following:

	As of December 31,
	2014	2013
	(millions of euros)
Share capital	10,634	10,604
Paid-in capital	1,725	1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year(*)	5,786	4,753

Total	18,145	17,061

(*) of which:

Reserve for available-for-sale financial assets	75	39
Reserve for hedging instruments	(637)	(561)
Reserve for exchange differences on translating foreign operations	(350)	(377)
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(96)	132
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	—	—
Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	6,794	5,520

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Movements in share capital during 2014, amounting to 10,634 million euros, are shown in the tables below:

Reconciliation between the number of outstanding shares at December 31, 2011 and December 31, 2012

	Shares as of December 31, 2011	Shares issued for plans destined for employees	Shares as of December 31, 2012	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,416,839,374	—	13,416,839,374	69.01%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,254,622,987	—	13,254,622,987

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.99%

Total Telecom Italia S.p.A shares issued (a+d)	19,442,960,035	—	19,442,960,035	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,280,743,648	—	19,280,743,648

Reconciliation between the number of outstanding shares at December 31, 2012 and December 31, 2013

	Shares as of December 31, 2012	Shares issued for plans destined for employees	Shares as of December 31, 2013	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,416,839,374	204,151	13,417,043,525	69.01%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,254,622,987	204,151	13,254,827,138

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.99%

Total Telecom Italia S.p.A. shares issued (a+d)	19,442,960,035	204,151	19,443,164,186	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,280,743,648	204,151	19,280,947,799

Reconciliation between the number of outstanding shares at December 31, 2013 and December 31, 2014

	Shares as of December 31, 2013	Shares issued for plans destined for employees	Shares as of December 31, 2014	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,417,043,525	53,911,926	13,470,955,451	69.09%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,254,827,138	53,911,926	13,308,739,064

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.91%

Total Telecom Italia S.p.A. shares issued (a+d)	19,443,164,186	53,911,926	19,497,076,112	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,280,947,799	53,911,926	19,334,859,725

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2011 and December 31, 2012

	Share capital as of December 31, 2011	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2012
	(millions of euros)
Ordinary Shares issued (a)	7,379	—	7,379
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,290	—	7,290

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,693	—	10,693

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,604	—	10,604

Reconciliation between the value of the outstanding shares as of December 31, 2012 and December 31, 2013

	Share capital as of December 31, 2012	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2013
	(millions of euros)
Ordinary Shares issued (a)	7,379	—	7,379
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,290	—	7,290

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,693	—	10,693

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,604	—	10,604

Reconciliation between the value of the outstanding shares as of December 31, 2013 and December 31, 2014

	Share capital as of December 31, 2013	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2014
	(millions of euros)
Ordinary Shares issued (a)	7,379	30	7,409
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,290	30	7,320

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,693	30	10,723

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,604	30	10,634

Share capital increased by 30 million euros as a result of the issue of ordinary shares as part of the first stage of the “Broad-Based Share Ownership Plan 2014”, approved by the shareholders’ meeting of Telecom Italia S.p.A. of April 17, 2013 and initiated in June 2014. For further details see the description provided in the Note “Equity compensation plans”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The total amount of ordinary treasury shares at December 31, 2014 was 508 million euros and was recorded as follows: the part relating to par value (89 million euros) was recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

Lastly, please note that, with effect from January 22, 2014, date in which the resolution passed by the Extraordinary Shareholders’ Meeting of December 20, 2013 was entered in the Companies Register, the ordinary and savings shares of Telecom Italia S.p.A. shall be without par value.

***

SHARE CAPITAL INFORMATION

The Telecom Italia S.p.A. ordinary and savings shares are listed respectively in Italy (FTSE index) and on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company.

The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of equity, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

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

Paid-in capital, amounting to 1,725 million euros, increased by 21 million euros over December 31, 2013, as a result of the capital increase to service the first stage of the “Broad-Based Share Ownership Plan 2014”, approved by the shareholders’ meeting of Telecom Italia S.p.A. of April 17, 2013.

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year comprised:

•

The Reserve for available-for-sale financial assets, which had a positive balance of 75 million euros at December 31, 2014, representing an increase of 36 million euros compared to December 31, 2013. The increase includes unrealized gains on the investments in Assicurazioni Generali and Fin.Priv. (1 million euros) of the Parent, Telecom Italia, as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (3 million euros) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (38 million euros). This reserve is expressed net of deferred tax liabilities of 29 million euros (at December 31, 2013, it was expressed net of deferred tax liabilities of 14 million euros).

•

The Reserve for hedging instruments, had a negative balance of 637 million euros at December 31, 2014, (negative 561 million euros at December 31, 2013). This reserve is expressed net of deferred tax assets of 242 million euros (at December 31, 2013, it was expressed net of deferred tax assets of 214 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

•

The Reserve for exchange differences on translating foreign operations showed a negative balance of 350 million euros at December 31, 2014, (negative 377 million euros at December 31, 2013). This mainly related to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit (negative by 202 million euros) and in the Sofora—Telecom Argentina group (negative by 157 million euros).

•

Reserve for remeasurements of employee defined benefit plans, showed a negative balance of 96 million euros, down 228 million euros against December 31, 2013, partly as a result of the use of the amount available to cover the losses for 2013, as approved by the Shareholders’ Meeting of Telecom Italia S.p.A. of April 16, 2014 (72 million euros). This reserve is expressed net of deferred tax assets of 27 million euros (at December 31, 2013, it was expressed net of deferred tax liabilities of 53 million euros). In particular, this reserve includes the recognition of changes in actuarial gains (losses).

•	The Share of other profits (losses) of associates and joint ventures accounted for using the equity method, was nil at December 31, 2014, and there were no changes compared to December 31, 2013.

•

Sundry reserves and retained earnings (Accumulated losses), including profit (loss) for the year amounted to 6,794 million euros, up 1,274 million euros compared to December 31, 2013. The change was mainly due to the sum of the following:

–	profit for the year attributable to Owners of the Parent of 1,350 million euros (loss for the year of 674 million euros in 2013);

–	dividends of 166 million euros (452 million euros in 2013).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Equity attributable to Non-controlling interests amounts to 3,554 million euros, mainly relating to the companies of the Brazil Business Unit (1,622 million euros) and the Sofora—Telecom Argentina group (1,904 million euros), up 429 million euros compared to December 31, 2013 and is principally represented by the sum of:

•	profit for the year attributable to Non-controlling interests of 610 million euros (436 million euros in 2013);

•	dividends of 177 million euros;

•	negative change in the “Reserve for exchange differences on translating foreign operations” of 194 million euros;

•	the positive effect from the acquisition of Rete A (40 million euros) and the positive effect resulting from the sale of 17% of Sofora (92 million euros).

The exchange rates differences on translating foreign operations mainly related to the Brazil Business Unit (negative by 171 million euros) and the Sofora—Telecom Argentina group (negative by 1,100 million euros).

FUTURE POTENTIAL CHANGES IN SHARE CAPITAL

Details of “Future potential changes in share capital” are presented in the Note “Earnings per share”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 16—FINANCIAL LIABILITIES (NON—CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

		As of December 31,
		2014	2013
		(millions of euros)
Financial payables (medium/long-term):
Bonds		22,039	22,060
Convertible Bonds		1,401	1,454
Amounts due to banks		4,812	4,087
Other financial payables		920	356

		29,172	27,957
Finance lease liabilities (medium/long-term)		984	1,100
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,058	2,026
Non-hedging derivatives		111	—
Other liabilities		—	1

		2,169	2,027

Total Non-current financial liabilities	(A)	32,325	31,084

Financial payables (short-term):
Bonds		2,635	2,503
Convertible Bonds		10	10
Amounts due to banks		1,274	2,790
Other financial payables		353	400

		4,272	5,703
Finance lease liabilities (short-term)		169	193
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		224	207
Non-hedging derivatives		21	16
Other liabilities		—	—

		245	223

Total Current financial liabilities	(B)	4,686	6,119

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C)	43	27

Total Financial liabilities (Gross financial debt)	(A+B+C)	37,054	37,230

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2014		As of December 31, 2013
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	9,924	8,174	8,925	6,472
GBP	2,539	3,260	2,536	3,043
BRL	4,799	1,488	3,258	1,008
JPY	19,919	137	19,873	137
ARS	—	—	64	7
EURO	—	23,952	—	26,536

Total excluding Discontinued Operations		37,011		37,203
Discontinued Operations		43		27

Total		37,054		37,230

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

	As of December 31,
	2014	2013
	(millions of euros)
Up to 2.5%	4,904	5,578
From 2.5% to 5%	6,545	6,042
From 5% to 7.5%	16,678	16,936
From 7.5% to 10%	4,491	4,503
Over 10%	569	468
Accruals/deferrals, MTM and derivatives	3,824	3,676

Total excluding Discontinued Operations	37,011	37,203
Discontinued Operations	43	27

Total	37,054	37,230

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

	As of December 31,
	2014	2013
	(millions of euros)
Up to 2.5%	6,238	6,452
From 2.5% to 5%	10,273	9,051
From 5% to 7.5%	12,364	13,465
From 7.5% to 10%	2,715	4,022
Over 10%	1,597	537
Accruals/deferrals, MTM and derivatives	3,824	3,676

Total excluding Discontinued Operations	37,011	37,203
Discontinued Operations	43	27

Total	37,054	37,230

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities—nominal repayment amount:

	Maturing by December 31, of the year
	2015	2016	2017	2018	2019	After 2019	Total
	(millions of euros)
Bonds(*)	1,970	1,879	2,963	2,324	3,165	11,313	23,614
Loans and other financial liabilities	1,248	830	966	976	1,481	1,192	6,693
Finance lease liabilities	156	145	138	136	136	425	1,136

Total	3,374	2,854	4,067	3,436	4,782	12,930	31,443
Current financial liabilities	454	—	—	—	—	—	454

Total excluding Discontinued Operations	3,828	2,854	4,067	3,436	4,782	12,930	31,897
Discontinued Operations	42	—	—	—	—	—	42

Total	3,870	2,854	4,067	3,436	4,782	12,930	31,939

(*)

With regard to the Mandatory Convertible Bond due 2016, classified under “Convertible bonds”, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds were broken down as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Non-current portion	22,039	22,060
Current portion	2,635	2,503

Total carrying amount	24,674	24,563
Fair value adjustment and measurement at amortized cost	(1,060)	(978)

Total nominal repayment amount	23,614	23,585

Convertible bonds related entirely to the Mandatory Convertible Bond maturing in 2016 (fixed-income equity-linked subordinated bond, issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., with mandatory conversion in Telecom Italia ordinary shares at maturity) were broken down as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Non-current portion	1,401	1,454
Current portion	10	10

Total carrying amount	1,411	1,464
Fair value adjustment and measurement at amortized cost	(111)	(164)

Total nominal repayment amount(*)	1,300	1,300

(*)	The repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The nominal repayment amount of the bonds and convertible bonds totals 24,914 million euros, up 29 million euros compared to December 31, 2013 (24,885 million euros) as a result of the new issues, repayments and buybacks in 2014.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2014 (%)	Market value as of December 31, 2014 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	577.7	577.7	4.625%	06/15/2012	06/15/2015	99.685	101.730	588
Euro	120	120	3 Month Euribor+0.66%	11/23/2004	11/23/2015	100	99.688	120
GBP	500	641.9	5.625%	06/29/2005	12/29/2015	99.878	103.476	664
Euro	771.6	771.6	5.125%	01/25/2011	01/25/2016	99.686	104.276	805
Euro	708	708	8.250%	03/19/2009	03/21/2016	99.74	108.560	769
Euro	400	400	3 Month Euribor+0.79%	06/07/2007	06/07/2016	100	99.858	399
Euro	1,000	1,000	7.000%	10/20/2011	01/20/2017	(a)100.185	111.056	1,111
Euro	1,000	1,000	4.500%	09/20/2012	09/20/2017	99.693	107.444	1,074
GBP	750	962.9	7.375%	05/26/2009	12/15/2017	99.608	112.133	1,080
Euro	750	750	4.750%	05/25/2011	05/25/2018	99.889	109.399	820
Euro	750	750	6.125%	06/15/2012	12/14/2018	99.737	114.790	861
Euro	1,250	1,250	5.375%	01/29/2004	01/29/2019	99.070	111.781	1,397
GBP	850	1,091.3	6.375%	06/24/2004	06/24/2019	98.850	110.022	1,201
Euro	1,000	1,000	4.000%	12/21/2012	01/21/2020	99.184	106.761	1,068
Euro	1,000	1,000	4.875%	09/25/2013	09/25/2020	98.966	111.029	1,110
Euro	1,000	1,000	4.500%	01/23/2014	01/25/2021	99.447	109.475	1,095
Euro	(b)196.4	196.4	6 Month Euribor (base 365)	01/01/2002	01/01/2022	100	100	196
Euro	1,250	1,250	5.250%	02/10/2010	02/10/2022	99.295	114.012	1,425
GBP	400	513.5	5.875%	05/19/2006	05/19/2023	99.622	108.799	559
USD	1,500	1,235.5	5.303%	05/30/2014	05/30/2024	100	102.044	1,261
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667	100.525	674

Sub-Total		16,888.8						18,277

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	(c)1,300	1,300	6.125%	11/15/2013	11/15/2016	100	117.618	1,529
JPY	20,000	137.7	3.550%	04/22/2002	05/14/2032	99.250	100.625	139
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	(a)109.646	132.985	1,350

Sub-Total		2,452.7						3,018

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	(d)765.2	630.3	5.250%	09/28/2005	10/01/2015	99.370	102.564	646
USD	1,000	823.65	6.999%	06/04/2008	06/04/2018	100	110.961	914
USD	1,000	823.65	7.175%	06/18/2009	06/18/2019	100	114.902	946
USD	1,000	823.65	6.375%	10/29/2003	11/15/2033	99.558	103.534	853
USD	1,000	823.65	6.000%	10/06/2004	09/30/2034	99.081	100.439	827
USD	1,000	823.65	7.200%	07/18/2006	07/18/2036	99.440	108.212	891
USD	1,000	823.65	7.721%	06/04/2008	06/04/2038	100	112.794	929

Sub-Total		5,572.20						6,006

Total		24,913.7						27,301

(a)	Weighted average issue price for bonds issued with more than one tranche.

(b)	Reserved for employees.

(c)	Mandatory Convertible Bond.

(d)	Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables list the changes in bonds during 2014:

New issues

New issues	Currency	Amount (millions of original currency)	Issue date
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 01/25/2021	Euro	1,000	01/23/2014
Telecom Italia S.p.A. 1,500 million USD 5.303% maturing 05/30/2014	USD	1,500	05/30/2014

Repayments

Repayments	Currency	Amount (millions of original currency)	Repayment date
Telecom Italia S.p.A. 7.875% 284 million euros(1)	Euro	284	01/22/2014
Telecom Italia S.p.A. 7.750% 750 million euros(2)	Euro	750	03/03/2014
Telecom Italia S.p.A. 4.750% 501 million euros(3)	Euro	501	05/19/2014
Telecom Italia Capital S.A. 6.175% 779 million USD(4)	USD	779	06/18/2014
Telecom Italia Capital S.A. 4.950% 528 million USD(5)	USD	528	09/30/2014

(1)	Net of buybacks by the Company for 216 million euros during 2012.

(2)

Telecom Italia decided to use the right to early redemption linked to a change in method by a rating agency which leads to a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the regulations on securities.

(3)	Net of buybacks by the Company of 249 million euros during 2008, 2012 and 2014.

(4)	Net of buybacks by Telecom Italia S.p.A. of 221 million USD during 2013.

(5)	Net of buybacks by Telecom Italia S.p.A. of 722 million USD during 2013.

Buybacks

On March 18, 2014 Telecom Italia S.p.A. successfully concluded the buyback public offer on four bond issues of Telecom Italia S.p.A., maturing between May 2014 and March 2016, buying back a total nominal amount of 599 million euros.

Details of the bond issues bought back are provided below:

Buybacks	Outstanding nominal amount prior to the purchase offer	Repurchased nominal amount	Buyback price
Telecom Italia S.p.A. 4.75% 750 million euros, expiring May 2014	Euro 556,800,000	Euro 56,150,000	100.700%
Telecom Italia S.p.A. 4.625% 750 million euros, expiring June 2015	Euro 750,000,000	Euro 172,299,000	104.370%
Telecom Italia S.p.A. 5.125% 1,000 million euros, expiring January 2016	Euro 1,000,000,000	Euro 228,450,000	106.587%
Telecom Italia S.p.A. 8.25% 850 million euros, expiring March 2016	Euro 850,000,000	Euro 142,020,000	112.913%

Medium/long-term amounts due to banks of 4,812 million euros (4,087 million euros at December 31, 2013) increased by 725 million euros. Short-term amounts due to banks totaled 1,274 million euros, decreasing 1,516 million euros (2,790 million euros at December 31, 2013) following the repayment of the draw down of the Revolving Credit Facility expired in August 2014. Short-term amounts due to banks included 1,059 million euros for the current portion of medium/long-term amount due to banks.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Medium/long-term other financial payables amounted to 920 million euros (356 million euros at December 31, 2013) and increased by 564 million euros. They included:

•	91 million euros due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016;

•	150 million euros of loan from Cassa Depositi e Prestiti taken out by Telecom Italia S.p.A. expiring October 2019;

•	140 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029; and

•

600.6 million USD (equivalent to 495 million euros) expiring October 2020 following the issuance by Telecom Italia International N.V. of a Note in favor of the Fintech group for the completion of the sale of ownership interests held by Telecom Italia Group in Telecom Argentina. The Note was pledged in favor of Telecom Italia S.p.A. and Telecom Italia International N.V., as guarantee of performance of the agreement with the Fintech group.

Short-term other financial payables amounted to 353 million euros (400 million euros at December 31, 2013), down 47 million euros. They included 112 million euros of the current portion of the medium/long-term other financial payables, of which 93 million euros relating to the payable due from Telecom Italia S.p.A. for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies.

Medium/long-term finance lease liabilities totaled 984 million euros (1,100 million euros at December 31, 2013) and mainly related to building sale and leaseback transactions recorded in accordance with the financial method established by IAS 17. Short-term finance lease liabilities amounted to 169 million euros (193 million euros at December 31, 2013).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,058 million euros (2,026 million euros at December 31, 2013). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 224 million euros (207 million euros at December 31, 2013).

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 111 million euros at December 31, 2014 (zero at December 31, 2013) and consisted of the value of the option embedded in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). At December 31, 2013, the value of the option was a positive 63 million euros, and thus it was classified as “Non-current financial assets—Non-hedging derivatives”. At December 31, 2014 the measurement of the option resulted in the recognition in the income statement of an expense of 174 million euros (expense of 124 million euros at December 31, 2013).

Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 21 million euros (16 million euros at December 31, 2013). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“Covenants”, “Negative pledges” and other contract clauses in effect at December 31, 2014

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

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), it is noted that following the downgrade of Telecom Italia to Ba1 by Moody’s on October 8, 2013 and the downgrade by Standard & Poor’s to BB+ on November 14, 2013, an agreement with the EIB was signed on March 25, 2014 which resulted in the following: (i) on the loans maturing in 2018 and 2019 totaling 600 million euros, a reduction in the cost of funding from the EIB in exchange for Telecom Italia setting up new guarantees—given by banks and parties approved by the EIB—applying the related charges; (ii) on the 200 million euros in loans backed by SACE, no increases in costs were requested; and (iii) on the remaining loans, totaling 1,700 million euros, an increase in costs. Furthermore, a new clause was added to loans of 300 million euros with the direct risk of Telecom Italia S.p.A., maturing in 2017, stating that if Telecom Italia’s rating from at least two rating agencies drops below BB+/Ba1 and the residual life of the loan exceeds one year, the Company must set up additional guarantees in favor of the EIB.

The estimated impacts of the new agreement with the EIB have been quantified overall as an increase in average annual finance expenses of approximately 7.5 million euros.

After the agreement, in April 2014 the new guarantees requested were set up and a new fully-secured loan for 100 million euros was signed. In July 2014, a new 350 million euro loan was signed, 300 million euros of which at direct risk (disbursed on September 30, 2014), and 50 million euros, guaranteed by the bank and disbursed on October 7, 2014.

As at December 31, 2014, the nominal amount of outstanding loans amounted to 2,600 million euros, of which 600 million euros at direct risk and 2,000 million euros secured.

With reference to the EIB loans not secured by bank guarantees for a nominal amount equal to 600 million euros only need to apply the following covenant:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by banks or entities approved by the EIB for a nominal amount of 2,000 million euros and the last loan of 300 million euros, signed on July 30, 2014 (direct risk), must apply the following covenants:

•

“Inclusion clause”, covering a total of 1.15 billion euros of loans—and in particular, provided for in the agreement signed on August 5, 2011 for an amount of 100 million euros, in the three agreements signed on September 26, 2011 for a total amount of 200 million euros, in the two agreements signed on February 7, 2013 for an amount of 400 million euros, in the agreement signed on April 8, 2014 for an amount of 100 million euros, and in the agreements signed on July 30, 2014 for an amount of 350 million euros—under which, in the event Telecom Italia commits to uphold financial covenants in other loan contracts that are not present in or are stricter than those granted to the EIB, the EIB will have the right to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

•

“Network Event”, covering a total of 850 million euros of loans—and in particular, provided for in the 300 million euro loan and in the 100 million euro loan guaranteed by SACE, both dated February 7, 2013, in the 100 million euro loan dated April 8, 2014, and in the 350 million euro loans dated July 30, 2014—according to which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The loan agreements of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

For the syndicated bank credit lines only, mechanisms have been established for adjusting the cost of funding in relation to Telecom Italia’s credit rating.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:

•	Loan agreements:

In the event of a change in control, Telecom Italia must provide notification of such within five business days to the agent—where present—or to the lending bank, which shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement with the bank, the latter may request repayment of the amount disbursed and elimination of the amount relating to its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•	Bonds:

–

fixed rate guaranteed subordinated equity-linked mandatory convertible bonds, convertible into Telecom Italia S.p.A. ordinary shares, issued by Telecom Italia Finance S.A. (the “Issuer”) and guaranteed by Telecom Italia S.p.A. (the “Guarantor”). The trust deed established that if theres is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings of the Guarantor, or (ii) of the parties to the Telco shareholders’ agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;

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

•	Contracts with the European Investment Bank (EIB), for a total nominal amount of 2.6 billion euros:

–

The contracts signed by Telecom Italia with the EIB, for an amount of 1.45 billion euros, carry the obligation of promptly informing the EIB about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

–

the contracts signed by Telecom Italia with the EIB in 2011, 2013 and in 2014, for an amount of 1,150 million euros, carry the obligation of promptly informing the EIB about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

•

Loan Agreements: the outstanding loans generally contain a commitment by Telecom Italia—whose breach is an Event of Default—not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts;

•

Senior Secured Syndicated Facility. The contract, which was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A. (then a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, and provides for the repayment of the loan in 2016. As a result of a First Prepayment and Waiver Agreement dated March 6, 2013, a Second Prepayment and Waiver Agreement dated January 15, 2014, a Third Prepayment and Waiver Agreement dated February 28, 2014 and a Final Prepayment and Waiver Agreement dated March 31, 2014, the loan was fully repaid on March 31, 2014 and there are no guarantees or contracual covenants of any type bearing on the Telecom Italia Group.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2014, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the draw down of the committed credit lines available at December 31, 2014:

	As of December 31,
	2014		2013
	Agreed	Drawn down	Agreed	Drawn down
	(billion of euros)
Revolving Credit Facility—expiring August 2014	—	—	8.00	1.50
Revolving Credit Facility—expiring May 2017	4.00	—	—	—
Revolving Credit Facility—expiring March 2018	3.00	—	—	—

Total	7.00	—	8.00	1.50

On August 1, 2014, i.e. the date of expiry of the 8 billion euro committed Revolving Credit Facility, the amount drawn down of 1.5 billion euros was repaid. On the same date, the two RCFs became available for draw down by a total of 7 billion euros. On May 24, 2012 and on March 25, 2013, Telecom Italia S.p.A. had extended the Revolving Credit Facility amounting to 8 billion euros and expiring in August 2014 (“2014 RCF”) by 4 and 3 billion euros respectively, through two Forward Start Facilities that would come into force at the end of the 2014 RCF.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Telecom Italia also has a bilateral term loan expiring August 3, 2016, for 100 million euros from Banca Regionale Europea, drawn down for the full amount.

On October 20, 2014, a bilateral term loan was signed with Cassa Depositi e Prestiti for an amount of 150 million euros with a 5-year maturity, drawn down for the full amount.

On November 10, 2014, a bilateral term loan was signed with Mediobanca for an amount of 200 million euros with a 5-year maturity, drawn down for the full amount.

Telecom Italia rating at December 31, 2014

At December 31, 2014, the three rating agencies—Standard & Poor’s, Moody’s and Fitch Ratings—rated Telecom Italia as follows:

	Rating	Outlook
STANDARD &POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Negative

NOTE 17—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65% – 75% for the fixed-rate component and 25% – 35% for the variable-rate component.

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

All derivative financial instruments are entered into with banking and financial counterparts with at least a “BBB-” rating from Standard & Poor’s or equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2014;

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

With respect to the value at December 31, 2014, if the ordinary shares of Telecom Italia S.p.A., with other valuation factors remaining equal, increase by 10%, the value of the embedded option would suffer a negative change of 135 million euros, whereas for a decrease of 10%, the change would be positive by 107 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Exchange rate risk—Sensitivity analysis

At December 31, 2014 (and also at December 31, 2013), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

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

•

if at December 31, 2014 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the net fiscal impact, would have been recognized in the income statement of 57 million euros (47 million euros at December 31, 2013).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits), has been considered in the category of variable rate.

Total financial liabilities (at the nominal repayment amount)

	As of December 31, 2014			As of December 31, 2013
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Bonds	18,437	6,477	24,914	17,677	7,208	24,885
Loans and other financial liabilities	3,276	4,553	7,829	5,160	3,992	9,152

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	21,713	11,030	32,743	22,837	11,200	34,037
Total current financial liabilities(*)	39	415	454	74	392	466

Total excluding Discontinued Operations	21,752	11,445	33,197	22,911	11,592	34,503
Discontinued Operations	42	—	42	26	—	26

Total	21,794	11,445	33,239	22,937	11,592	34,529

(*)

At December 31, 2014, variable-rate current liabilities include 179 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (218 million euros at December 31, 2013).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Total financial assets (at the nominal investment amount)

	As of December 31, 2014			As of December 31, 2013
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Cash and cash equivalents	—	3,225	3,225	—	4,131	4,131
Securities	884	1,988	2,872	1,002	1,943	2,945
Other receivables	831	444	1,275	344	192	536

Total excluding Discontinued Operations	1,715	5,657	7,372	1,346	6,266	7,612
Discontinued Operations	51	113	164	50	602	652

Total	1,766	5,770	7,536	1,396	6,868	8,264

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

Total financial liabilities

	As of December 31, 2014		As of December 31, 2013
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	24,742	5.89	24,673	5.99
Loans and other financial liabilities	8,823	3.86	8,854	3.45

Total(*)	33,565	5.36	33,527	5.32

(*)	Does not include Liabilities directly associated with Discontinued operations/non-current assets held for sale of a financial nature.

Total financial assets

	As of December 31, 2014		As of December 31, 2013
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Cash and cash equivalents	3,225	0.22	4,131	0.33
Securities	2,872	7.08	2,945	6.61
Other receivables	193	7.19	193	5.69

Total(*)	6,290	3.56	7,269	3.01

(*)	Does not include Discontinued operations/Non-current assets held for sale of a financial nature.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources;

•	bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of medium term liquidity, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits of the European companies are made with leading high-credit-quality banking and financial institutions. Investments by the companies in South America are made with leading local counterparties. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments have been carried out in compliance with the Guidelines on “Financial risk management and control” adopted by the Group in August 2012 (as amended), which replaced previous policies.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparties. Consequently, there are no significant positions with any one single counterparty.

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

12% of gross financial debt at December 31, 2014 (nominal repayment amount) will become due in the next 12 months.

Current financial assets at December 31, 2014, together with unused committed bank lines, ensure complete coverage of debt repayment obligations also beyond the next 24 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2014. The portions of principal and interest of the hedged liabilities include both the disbursements and the receipts of the relative hedging derivatives. Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial liabilities—Maturities of contractually expected disbursements

		Maturing by December 31, of the year
		2015	2016	2017	2018	2019	After 2019	Total
		(millions of euros)
Bonds(*)	Principal	1,970	1,879	2,963	2,324	3,165	11,313	23,614
	Interest	1,432	1,310	1,131	919	784	6,569	12,145

Loans and other financial liabilities	Principal	1,248	830	966	976	1,481	1,192	6,693
	Interest	211	241	32	57	39	(341)	239

Finance lease liabilities	Principal	156	145	138	136	136	425	1,136
	Interest	87	78	69	59	48	227	568

Non-current financial liabilities(**)	Principal	3,374	2,854	4,067	3,436	4,782	12,930	31,443
	Interest	1,730	1,629	1,232	1,035	871	6,455	12,952

Current financial liabilities	Principal	454	—	—	—	—	—	454
	Interest	5	—	—	—	—	—	5

Total financial liabilities	Principal	3,828	2,854	4,067	3,436	4,782	12,930	31,897
	Interest	1,735	1,629	1,232	1,035	871	6,455	12,957

(*)	For the Mandatory Convertible Bond, whose mandatory conversion into shares will take place in 2016, only the payment of interest was considered and not the cash settlement repayment of the principal.

(**)	These include hedging and non-hedging derivatives.

Derivatives on financial liabilities—Contractually expected interest flows

	Maturing by December 31, of the year
	2015	2016	2017	2018	2019	After 2019	Total
	(millions of euros)
Disbursements	579	521	505	446	359	3,495	5,905
Receipts	(720)	(644)	(643)	(531)	(470)	(4,099)	(7,107)

Hedging derivatives—net (receipts) disbursements	(141)	(123)	(138)	(85)	(111)	(604)	(1,202)

Disbursements	151	325	98	49	107	45	775
Receipts	(40)	(138)	(37)	(16)	(47)	(21)	(299)

Non-hedging derivatives—net (receipts) disbursements	111	187	61	33	60	24	476

Total net (receipts) disbursements	(30)	64	(77)	(52)	(51)	(580)	(726)

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

Derivative financial instruments at December 31, 2014 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans/receivables secured in different foreign currencies to the functional currencies of the various Group companies.

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

The following table shows the derivative financial instruments of the Telecom Italia Group at December 31, 2014 and at December 31, 2013, by type:

Type	Hedged Risk	Notional amount at 12/31/2014	Notional amount at 12/31/2013	Spot(*) Mark-to-Market (Clean Price) at 12/31/2014	Spot(*) Mark-to-Market (Clean Price) at 12/31/2013
		(millions of euros)
Interest rate swaps	Interest rate risk	4,800	5,250	159	(16)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	1,644	2,071	169	2

Total Fair Value Hedge Derivatives(**)		6,444	7,321	328	(14)

Interest rate swaps	Interest rate risk	520	2,370	(31)	(92)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	9,654	8,628	(516)	(1,154)
Commodity Swap and Options	Commodity risk (energy)	—	9	—	1
Forward and FX Options	Currency exchange rate risk	—	577	—	7

Total Cash Flow Hedge Derivatives(**)		10,174	11,584	(547)	(1,238)

Total Non-Hedge Accounting Derivatives		2,122	2,816	45	136

Total Telecom Italia Group Derivatives		18,740	21,721	(174)	(1,116)

*	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

**	On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The category Non-Hedge Accounting Derivatives also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Finance S.A. for 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

The hedge of cash flows by derivatives designated as cash flow hedges was considered highly effective and at December 31, 2014 led to:

•	recognition in equity of unrealized charges of 104 million euros;

•	reversal from equity to the income statement of net income from exchange rate adjustments of 868 million euros.

Furthermore, at December 31, 2014, the total loss of the hedging instruments still recognized in equity amounted to zero as a result of the effect of transactions early terminated over the years. The positive impact reversed to the income statement during 2014 is 5 million euros.

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
Euro	120	Jan 2015	Nov 2015	3-month Euribor +0.66%	Quarterly
GBP	500	Jan 2015	Dec 2015	5.625%	Annually
GBP	850	Jan 2015	June 2019	6.375%	Annually
GBP	400	Jan 2015	May 2023	5.875%	Annually
USD	186	Jan 2015	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2015	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2015	July 2036	7.20%	Semiannually
USD	1,000	Jan 2015	June 2018	6.999%	Semiannually
USD	1,000	Jan 2015	June 2038	7.721%	Semiannually
Euro	400	Jan 2015	June 2016	3-month Euribor +0.79%	Quarterly
GBP	750	Jan 2015	Dec 2017	3.72755%	Annually
USD	1,000	Jan 2015	June 2019	7.175%	Semiannually
USD	1,000	Jan 2015	Sept 2034	6%	Semiannually
USD	1,500	Jan 2015	May 2024	5.303%	Semiannually
USD	186	Jan 2015	Oct 2029	0.75%	Semiannually
USD	186	Jan 2015	Oct 2017	1%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the hedged item.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2014 was negative by 2 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment—CVA/DVA).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 19—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Measurement at fair value

For the purposes of the comparative information between the carrying amounts and fair value of financial instruments, required by IFRS 7, the majority of non-current financial liabilities of the Telecom Italia Group consists of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that due to their size and diffusion among investors, are commonly traded on the relevant markets (please refer to the Note “Financial Liabilities—non-current and current”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: fair value has been assumed to be the present value of future cash flows using market interest rates at December 31, 2014;

•	for some types of loans granted by government institutions for social development purposes, for which fair value cannot be reliably calculated, the carrying amount has been used.

Lastly, for the majority of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The following tables set out, for assets and liabilities at December 31, 2014 and December 31, 2013 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses. It does not include Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale.

Key for IAS 39 categories
Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale Financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability at December 31, 2014

	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2014	Amounts recognized in the financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement
			(millions of euros)
Assets
Non-current financial assets
Other investments	AfS	8	43	—	25	18	—	—
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9	35	35	—	—	—	—
of which securities	AfS	9	6	—	—	6	—	—
of which hedging derivatives	HD	9	2,163	—	—	1,742	421	—
of which non- hedging derivatives	FAHfT	9	149	—	—	—	149	—
of which financial receivables for lease contracts	n.a.	9	92	—	—	—	—	92
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	10	338	334	4	—	—	—

		(A)	2,826	369	29	1,766	570	92

Current financial assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	13	4,257	4,257	—	—	—	—
Securities
of which available-for-sale	AfS	9	1,300	—	—	1,300	—	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	9	15	15	—	—	—	—
of which hedging derivatives	HD	9	223	—	—	152	71	—
of which non-hedging derivatives	FAHfT	9	18	—	—	—	18	—
of which receivables for lease contracts	n.a.	9	55	—	—	—	—	55
Cash and cash equivalents	LaR	9	4,812	4,812	—	—	—	—

		(B)	10,680	9,084	—	1,452	89	55

Total		(A+B)	13,506	9,453	29	3,218	659	147

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	16	29,172	29,172	—	—	—	—
of which hedging derivatives	HD	16	2,058	—	—	2,058	—	—
of which non-hedging derivatives	FLHfT	16	111	—	—	—	111	—
of which finance lease liabilities	n.a.	16	984	—	—	—	—	984

		(C)	32,325	29,172	—	2,058	111	984

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	16	4,272	4,272	—	—	—	—
of which hedging derivatives	HD	16	224	—	—	216	8	—
of which non-hedging derivatives	FLHfT	16	21	—	—	—	21	—
of which finance lease liabilities	n.a.	16	169	—	—	—	—	169
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	23	5,839	5,839	—	—	—	—

		(D)	10,525	10,111	—	216	29	169

Total		(C+D)	42,850	39,283	—	2,274	140	1,153

(*)	Part of assets or liabilities falling under application of IFRS 7.

(**)	They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability at December 31, 2014

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements at 12/31/2014	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2014
	(millions of euros)
Assets
Loans and receivables	LaR	9,457	9,453	4	—	—	—	9,457
Available-for-sale financial assets	AfS	1,349	—	25	1,324	—	—	1,349
Financial assets at fair value through profit or loss held for trading	FAHfT	167	—	—	—	167	—	167
Of which non-hedging derivatives	FAHfT	167	—	—	—	167	—	167
Hedging derivatives	HD	2,386	—	—	1,894	492	—	2,386
Assets measured according to IAS 17	n.a.	147	—	—	—	—	147	147

Total		13,506	9,453	29	3,218	659	147	13,506

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	39,283	39,283	—	—	—	—	41,446
Financial liabilities at fair value through profit or loss held for trading	FLHfT	132	—	—	—	132	—	132
Of which non-hedging derivatives	FLHfT	132	—	—	—	132	—	132
Hedging derivatives	HD	2,282	—	—	2,274	8	—	2,282
Liabilities measured according to IAS 17	n.a.	1,153	—	—	—	—	1,153	1,479

Total		42,850	39,283	—	2,274	140	1,153	45,339

(*)	They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value hierarchy level for each class of financial asset/liability at December 31, 2014

					Hierarchy levels
		IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2014	Level 1(*)	Level 2(*)	Level 3(*)
		(millions of euros)
Assets
Non-current financial assets
Other investments		AfS	8	43	3	15	—
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9	6	6	—	—
of which hedging derivatives		HD	9	2,163	—	2,163	—
of which non-hedging derivatives		FAHfT	9	149	—	149

	(A)			2,361	9	2,327	—

Current financial assets
Securities
of which available-for-sale		AfS	9	1,300	1,300	—	—
Financial receivables and other current financial assets
of which hedging derivatives		HD	9	223	—	223	—
of which non-hedging derivatives		FAHfT	9	18	—	18	—

	(B)			1,541	1,300	241	—

Total	(A+B)			3,902	1,309	2,568	—

Liabilities
Non-current liabilities
of which hedging derivatives		HD	16	2,058	—	2,058	—
of which non- hedging derivatives		FLHfT	16	111	—	111	—

	(C)			2,169	—	2,169	—

Current liabilities
of which hedging derivatives		HD	16	224	—	224	—
of which non-hedging derivatives		FLHfT	16	21	—	21	—

	(D)			245	—	245	—

Total	(C+D)			2,414	—	2,414	—

(*)	Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Fair value measurements at 12/31/2014 of the mandatory convertible bond embedded option.

The accounting treatment of the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.”, issued by the subsidiary Telecom Italia Finance S.A. for a total of 1.3 billion euros, entailed the separate recognition in the accounts of the option embedded in the financial instruments, distinctly from the debt liability itself.

The amount of the embedded option was measured as the net amount of i) the long put option, with an exercise price of 0.6801 euros corresponding to the maximum conversion ratio at maturity into Telecom Italia S.p.A. ordinary shares, and ii) the short call option, with an exercise price of 0.8331 euros at the minimum conversion rate. The call and put options were measured at fair value using the Black & Scholes model for pricing stock options. The model uses the following inputs:

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

From November 16, 2014—as a result of the availability of market data in terms of options quoted on the Telecom Italia shares with a duration comparable to that of the remaining option on the Mandatory Convertible Bond (2 years)—the figure for volatility is taken directly from the market. Accordingly, it is no longer considered an “unobservable” input figure. As a result, the measurement of the embedded option, which previously was considered level 3, has come under level 2 of the fair value hierarchy from November 2014, as it is based on observable market data. Further details on the measurement of derivative instruments are provided in the Note “Financial risk management”.

The following table shows the income statement and financial statement effects of that measurement:

	Fair value Hierarchy levels
	Level 3	Level 2
	(millions of euros)
Asset value at December 31, 2013	63
Transfers out from Level 3	(63)
Transfers into Level 2		63
Gains (losses) recognized in the Separate Consolidated Income Statement		(174)

Asset value at December 31, 2014		(111)

The loss from the fair value adjustment at December 31, 2014 has been recognized under finance expenses.

As of December 31, 2013 volatility was considered an “unobservable” input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure was therefore an assumption based on the volatility implied by the price of the financial instrument, as traded at the issue stage, and market volatility for the nearest time horizon.

The following table shows the income statement and financial statement effects of that measurement:

Level 3 Fair value Hierarchy
(millions of euros)
Asset value at December 31, 2012	—
Valuation at the issue date of the financial instrument	187
Gains (losses) recognized in the Separate Consolidated Income Statement	(124)

Asset value at December 31, 2013	63

The loss from the fair value adjustment at December 31, 2013 has been recognized under finance expenses.

Further details on the effects of the change in the price of the ordinary shares on the value of the embedded option, as well as the measurement of derivative instruments, are provided in the Note “Financial risk management”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount for each class of financial asset/liability at December 31, 2013

				Amounts recognized in financial statements according to IAS 39
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2013	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17
	(millions of euros)
Assets
Non-current financial assets
Other investments	AfS	8	42	—	25	17	—	—
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	9	37	37	—	—	—	—
of which securities	AfS	9	6	—	—	6	—	—
of which hedging derivatives	HD	9	1,018	—	—	823	195	—
of which non- hedging derivatives	FAHfT	9	137	—	—	—	137	—
of which financial receivables for lease contracts	n.a.	9	58	—	—	—	—	58
Miscellaneous receivables and other non-current assets(*)
of which loans and receivables	LaR	10	248	243	5	—	—	—

		(A)	1,546	280	30	846	332	58

Current financial assets
Trade and miscellaneous receivables and other current assets(*)
of which loans and receivables	LaR	13	4,145	4,145	—	—	—	—
Securities
of which available-for-sale	AfS	9	1,348	—	—	1,348	—	—
Financial receivables and other current financial assets
of which loans and receivables	LaR	9	23	23	—	—	—	—
of which hedging derivatives	HD	9	173	—	—	119	54	—
of which non-hedging derivatives	FAHfT	9	7	—	—	—	7	—
of which receivables for lease contracts	n.a.	9	80	—	—	—	—	80
Cash and cash equivalents	LaR	9	5,744	5,744	—	—	—	—

		(B)	11,520	9,912	—	1,467	61	80

Total		(A+B)	13,066	10,192	30	2,313	393	138

Liabilities
Non-current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	16	27,958	27,958	—	—	—	—
of which hedging derivatives	HD	16	2,026	—	—	1,943	83	—
of which non-hedging derivatives	FLHfT	16	—	—	—	—	—	—
of which finance lease liabilities	n.a.	16	1,100	—	—	—	—	1,100

		(C)	31,084	27,958	—	1,943	83	1,100

Current financial liabilities
of which liabilities at amortized cost(**)	FLAC/HD	16	5,703	5,703	—	—	—	—
of which hedging derivatives	HD	16	207	—	—	151	56	—
of which non-hedging derivatives	FLHfT	16	16	—	—	—	16	—
of which finance lease liabilities	n.a.	16	193	—	—	—	—	193
Trade and miscellaneous payables and other current liabilities(*)
of which liabilities at amortized cost	FLAC	24	5,720	5,720	—	—	—	—

		(D)	11,839	11,423	—	151	72	193

Total		(C+D)	42,923	39,381	—	2,094	155	1,293

(*)	Part of assets or liabilities falling under application of IFRS 7.

(**)	They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Comparison between carrying amount and fair value for each class of financial asset/liability at December 31, 2013

			Amounts recognized in the financial statements according to IAS 39
	IAS 39 categories	Carrying amounts in financial statements at 12/31/2013	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2013
	(millions of euros)
Assets
Loans and receivables	LaR	10,197	10,192	5	—	—	—	10,197
Available-for-sale financial assets	AfS	1,396	—	25	1,371	—	—	1,396
Financial assets at fair value through profit or loss held for trading	FAHfT	144	—	—	—	144	—	144
Of which non-hedging derivatives	FAHfT	144	—	—	—	144	—	144
Hedging derivatives	HD	1,191	—	—	942	249	—	1,191
Assets measured according to IAS 17	n.a.	138	—	—	—	—	138	138

Total		13,066	10,192	30	2,313	393	138	13,066

Liabilities
Financial liabilities at amortized cost(*)	FLAC/HD	39,381	39,381	—	—	—	—	40,011
Financial liabilities at fair value through profit or loss held for trading	FLHfT	16	—	—	—	16	—	16
Of which non-hedging derivatives	FLHfT	16	—	—	—	16	—	16
Hedging derivatives	HD	2,233	—	—	2,094	139	—	2,233
Liabilities measured according to IAS 17	n.a.	1,293	—	—	—	—	1,293	1,611

Total		42,923	39,381	—	2,094	155	1,293	43,871

(*)	They also include the liabilities at adjusted amortized cost that qualify for hedge accounting.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Fair value hierarchy level for each class of financial asset/liability at December 31, 2013

					Hierarchy levels
		IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2013	Level 1(*)	Level 2(*)	Level 3(*)
		(millions of euros)
Assets
Non-current financial assets
Other investments		AfS	8	42	3	14	—
Securities, financial receivables and other non-current financial assets
of which securities		AfS	9	6	6	—	—
of which hedging derivatives		HD	9	1,018	—	1,018	—
of which non-hedging derivatives		FAHfT	9	137	—	74	63

	(A)			1,203	9	1,106	63

Current financial assets
Securities
of which available-for-sale		AfS	9	1,348	1,348	—	—
Financial receivables and other current financial assets
of which hedging derivatives		HD	9	173	—	173	—
of which non-hedging derivatives		FAHfT	9	7	—	7	—

	(B)			1,528	1,348	180	—

Total	(A+B)			2,731	1,357	1,286	63

Liabilities
Non-current financial liabilities
of which hedging derivatives		HD	16	2,026	—	2,026	—
of which non- hedging derivatives		FLHfT	16	—	—	—	—

	(C)			2,026	—	2,026	—

Current financial liabilities
of which hedging derivatives		HD	16	207	—	207	—
of which non-hedging derivatives		FLHfT	16	16	—	16	—

	(D)			223	—	223	—

Total	(C+D)			2,249	—	2,249	—

(*)	Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Gains and losses by IAS 39 category—Year 2014

	IAS 39 categories	Net gains/(losses), 2014(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(398)	109
Available-for-sale financial assets	AfS	52
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/FLHfT	(222)
Financial liabilities at amortized cost	FLAC	(1,828)	(1,659)

Total		(2,396)	(1,550)

(1)	Of which 1 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category—Year 2013

	IAS 39 categories	Net gains/(losses), 2013(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(334)	97
Available-for-sale financial assets	AfS	27
Financial assets and liabilities at fair value through profit and loss held for trading	FAHfT/FLHfT	(59)
Financial liabilities at amortized cost	FLAC	(1,844)	(1,731)

Total		(2,210)	(1,634)

(1)	Of which, 3 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

NOTE 20—EMPLOYEE BENEFITS

Employee benefits increased 146 million euros compared to December 31, 2013 and were broken down as follows:

		As of December 31, 2012	Discontinued Operations	Increases/ Present value	Decrease	Exchange differences and other changes	As of December 31, 2013
	(millions of euros)
Provision for employee severance indemnities	(A)	835		66	(30)	(8)	863

Provision for pension plans		23		2	(2)	(1)	22
Provision for termination benefit incentives		58	(8)	10	(30)		30

Total other provisions for employee benefits	(B)	81	(8)	12	(32)	(1)	52

Total	(A+B)	916	(8)	78	(62)	(9)	915

Of which:
Non-current portion		872					889
Current portion*		44					26

(*)	The current portion refers only to Other provisions for employee benefits.

		As of December 31, 2013	Increases/ Present value	Decrease	Exchange differences and other changes	As of December 31, 2014
		(millions of euros)
Provision for employee severance indemnities	(A)	863	241	(76)	3	1,031

Provision for pension plans		22	5	(2)	—	25
Provision for termination benefit incentives		30	1	(24)	(2)	5

Total other provisions for employee benefits	(B)	52	6	(26)	(2)	30

Total	(A+B)	915	247	(102)	1	1,061

Of which:
Non-current portion		889				1,056
Current portion*		26				5

(*)	The current portion refers only to Other provisions for employee benefits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Provision for employee severance indemnities only refers to Italian companies and increased overall by 168 million euros. The reduction of 76 million euros under “Decreases” relates to indemnities paid during the period to employees who terminated employment, in addition to ordinary advances and advances requested by employees for the purchase of Telecom Italia S.p.A. shares under the Broad-Based Share Ownership Plan. Other changes related, among other things, to the change in the scope of consolidation, following the acquisition of control of the company Rete A. The increase of 241 million euros in the column “Increases/Present value” is broken down as follows:

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Current service cost(*)	—	—	—
Finance expenses	32	37	43
Net actuarial losses (gains) for the year	209	29	56

Total	241	66	99

Effective return on plan assets	there are no assets servicing the plan

(*)

Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the accruals of companies with less than 50 employees, amounting to 0.4 million euros in 2014 (essentially unchanged compared to 2013).

The net actuarial losses recognized at December 31, 2014, totaling 209 million euros (29 million euros in 2013), are essentially the result of the change in the discount rate of 1.89% applied, from the 4.11% of December 31, 2013. To take account of the expected future progressive increase in the inflation rate, which is currently particularly low, the rate has been differentiated over the individual years for the actuarial calculation.

According to national law, the amount of provision for employee severance indemnities to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision.

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

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” as follows:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority, as well as the estimated increase in the compensation level at the measurement date—only for employees of companies with less than 50 employees during the year 2006;

•

the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro-rate”.

The following assumptions have been made:

Financial assumptions	Executives	Non executives
Inflation rate
2015	0.60% per annum	0.60% per annum
2016	1.20% per annum	1.20% per annum
2017-2018	1.50% per annum	1.50% per annum
2019 onwards	2.00% per annum	2.00% per annum
Discount rate	1.89% per annum	1.89% per annum
Employee severance indemnities annual increase rate
2015	1.950% per annum	1.950% per annum
2016	2.400% per annum	2.400% per annum
2017-2018	2.625% per annum	2.625% per annum
2019 onwards	3.000% per annum	3.000% per annum
Increase in compensation
• equal to or less than 40 years of age	1.0% per annum	1.0% per annum
• over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum

• over 55 years of age	0.0% per annum	0.0% per annum

Demographic assumptions	Executives	Non executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”

Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex

Probability of resignation (in relation to the company):
• up to 40 years of age	From 3.0% to 5.0% per annum	From 1.5% to 4.0% per annum
• over 40 up to 50 years of age	From 1.5% to 4.0% per annum	From 0.5% to 2.5% per annum
• over 50 years of age	none	none

Probability of retirement:	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011

Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	3.0% per annum	3.0% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2014 of 1,031 million euros (863 million euros at the end of 2013).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumptions that were reasonably possible at that date, stated in amounts.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The weighted average duration of the obligation is 12.5 years.

Changes in assumptions	Amounts (millions of euros)
Turnover rate:
+0.25 p.p.	(2)
-0.25 p.p.	2

Annual inflation rate:
+0.25 p.p.	23
-0.25 p.p.	(22)

Annual discount rate:
+0.25 p.p.	(30)
-0.25 p.p.	31

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provision for termination benefit incentives decreased in total by 25 million euros, essentially due to the mobility expenses under Law 223/91 posted in previous years by the Parent, by Telecom Italia Information Technology, by Telecom Italia Sparkle and by Olivetti I-Jet.             .

NOTE 21—PROVISIONS

Provisions decreased by 157 million euros compared to December 31, 2013 and were broken down as follows:

	As of December 31, 2013	Increase	Used through income statement	Used directly	Exchange differences and other changes	As of December 31, 2014
	(millions of euros)
Provision for taxation and tax risks	110	25	(5)	(9)	5	126
Provision for restoration costs	442	12	—	(8)	1	447
Provision for legal disputes	209	91	(15)	(130)	—	155
Provision for commercial risks	134	5	(5)	(3)	—	131
Provision for risks and charges on investments and corporate-related transactions	105	—	(2)	(33)	—	70
Other provisions	124	5	(89)	(3)	1	38

Total	1,124	138	(116)	(186)	7	967

Of which:
Non-current portion	699					720
Current portion	425					247

Provision for taxation and tax risks was essentially unchanged compared to 2013. The figure at December 31, 2014 mainly related to companies in the Domestic Business Unit (64 million euros) and companies in the Brazil Business Unit (61 million euros).

Provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets—in particular: batteries, wooden poles and equipment—and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (358 million euros) and to the Brazil Business Unit (89 million euros).

Provision for legal disputes included the provision for litigation with employees, social security entities and third parties.

In particular, Provision for legal disputes as of December 31, 2014 (155 million euros) consisted of 88 million euros for the Domestic Business Unit and 66 million euros for the Brazil Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Provision for commercial risks, which showed no substantial change compared to the end of 2013, included provisions allocated primarily by Telecom Italia S.p.A., Olivetti S.p.A. and Telecom Italia Digital Solutions S.p.A., to cover existing risks.

Provision for risks and charges on investments and corporate-related transactions showed a net decrease of 35 million euros, essentially relating to the uses made in connection with the settlement of disputes regarding the disposal of an investment in previous years. See the Note “Contingent liabilities, other information, commitments and guarantees”, Greece—DELAN, for more details.

Other provisions fell by a total of 86 million euros compared to the end of 2013. This reduction was attributable to the full release of the remaining provisions, made in the 2009 consolidated financial statements for the Telecom Italia Sparkle affair (86 million euros). Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

NOTE 22—MISCELLANEOUS PAYABLES AND OTHER NON—CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities decreased by 82 million euros compared to December 31, 2013 and were broken down as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Payables to social security agencies	22	28
Capital grants	19	23
Deferred income	574	647
Income tax payables(*)	59	55
Other	23	26

Total	697	779

(*)	Analyzed in the Note “Income taxes”.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

	As of December 31,
	2014	2013
	(millions of euros)
Non-current payables:
Due from 2 to 5 years after the end of the reporting period	10	15
Due beyond 5 years after the end of the reporting period	12	13

	22	28
Current payables	8	9

Total	30	37

Deferred income included 293 million euros (324 million euros at December 31, 2013) for the deferral of revenues from the activation of Telecom Italia S.p.A. telephone services and 238 million euros (281 million euros at December 31, 2013) for the deferral of revenues from the sale of transmission capacity, relating to future years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 23—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased by 273 million euros compared to December 31, 2013 and were broken down as follows:

		As of December 31,
		2014		2013
			Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
		(millions of euros)
Payables on construction work	(A)	35		30

Trade payables:
Payables to suppliers		4,622	4,622	4,526	4,526
Payables to other telecommunication operators		419	419	444	444

	(B)	5,041	5,041	4,970	4,970

Tax payables	(C)	458		480

Miscellaneous payables and other current liabilities:
Payables for employee compensation		336	336	321	321
Payables to social security agencies		180		167
Trade and miscellaneous deferred income		791		799
Advances received		40		25
Customer-related items		847	211	912	232
Payables for “TLC operating fee”		20		23
Dividends approved, but not yet paid to shareholders		59	59	55	55
Other current liabilities		317	192	416	142
Employee benefits (except for Employee severance indemnities) for the current portion expected to be settled within 1 year		5		26
Provisions for risks and charges for the current portion expected to be settled within 1 year		247		425

	(D)	2,842	798	3,169	750

Total	(A+B+C+D)	8,376	5,839	8,649	5,720

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables which were substantially unchanged compared to 2013 amounted to 5,041 million euros (4,970 million euros at December 31, 2013). They mainly related to Telecom Italia S.p.A. (2,376 million euros) and the companies of the Brazil Business Unit (2,070 million euros).

At December 31, 2014 trade payables due in over 12 months amounted to 253 million euros (zero at December 31, 2013) and consists entirely of the payable of the Brazil Business Unit for the clean-up of the 700 MHz spectrum contained in the license acquired in the final quarter of the year.

Tax payables related in particular to Telecom Italia S.p.A. for the VAT payable (93 million euros), for the government concession tax (36 million euros), and for the withholding tax payables to the tax authorities as withholding agent (73 million euros). They also included other tax payables of the Brazil Business Unit of 217 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 24—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of December 31, 2014, as well as those that came to an end during the financial year.

The Telecom Italia Group has made provisions for liabilities totalling 123 million euros for those disputes described below where the risk of loss is considered probable.

a) Significant disputes and pending legal actions

Telecom Italia Sparkle—Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In October 2013 the Court of Rome found the three former managers of Telecom Italia Sparkle involved in the proceedings not guilty of cross-border criminal conspiracy and tax evasion and false declaration by the use of invoices or other documents for phantom transactions (“carousel fraud”). A further 18 defendants were found guilty, and sentenced to prison terms of 20 months to 15 years. In August 2014 the Court of Rome issued its opinion explaining the grounds for its findings and acknowledged that the former managers of Telecom Italia Sparkle did not participate in the “carousel fraud” and the correctness of their actions.

The non-guilty verdict was, however, appealed by the Rome Public Prosecutor’s Office, with respect to the standing of the Telecom Italia Sparkle employees, and the date of the hearing before the Court of Appeal has not yet been set.

Telecom Italia Sparkle remains formally under investigation for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of criminal conspiracy and cross-border money laundering.

Following the outcome of the immediate trial, the Company requested and obtained from the Judicial Authority, with an order in June 2014, the release and return of the whole sum of the 72,234,003 euros surety issued in the past in favour of the Judicial Authority to guarantee any obligations deriving from the application of Legislative Decree 231/2001, and the restitution of the sum of 8,451,000 euros; the sum of 1,549,000 euros, corresponding to the maximum fine payable for the administrative offence, remains under seizure.

The Group made risk provisions in the 2009 consolidated financial statements following the Telecom Italia Sparkle affair, for a total of 86 million euros (72 million euros of which referred to the risk pursuant to Legislative Decree 231/2001). The provisions have been reversed and were fully recorded in the 2014 statement of income.

With respect to tax risks in February 2014 the Agenzia delle Entrate (Lazio Regional Office) issued three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of these fines—25% of the “crime related costs” were considered not deductible—total 280 million euros. In this respect the Company filed an appeal to the Provincial Tax Commission in April 2014 and is still waiting for a hearing date to be set. In light of the investigations carried out, and considering the favourable outcome of the associated criminal proceedings, the risk is believed to be only a possibility, so no provisions were made in the 2014 financial statements.

International tax and regulatory disputes

On March 22, 2011, Tim Celular received a notice of a tax assessment issued by the Brazilian Federal Tax Authorities in the total amount, at the date of the claim, of 1,265 million reais (approximately 550 million euros), including fines and interest, upon completion of a tax audit covering the financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which have been merged over time into Tim Celular with the aim of simplifying the corporate structure in Brazil.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The tax assessment notice provides for:

(1)	the disallowance of the tax effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A.; and

(2)	the disallowance of the deduction of the amortization of goodwill relating to the acquisition of Tele Nordeste Celular Participações S.A. (“TNC”).

The adjustments included in the assessment notice have been challenged by Tim Celular, before the administrative court, with the filing of an initial defence on April 20, 2011. On April 20, 2012, Tim Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; Tim Celular promptly filed an appeal against this decision on May 21, 2012, which appeal is pending.

The Management of Tim Celular and Tim Participações, as supported by legal opinions, believe it is unlikely that the company could suffer any negative consequences in relation to these matters.

With regard to Tim Participações’ Brazilian subsidiaries, other tax disputes are ongoing claims for significant amounts but with a risk of losing considered not probable (for the aforementioned companies), on the basis of the legal opinions issued to the companies.

The most relevant cases relate to the tax deductibility of goodwill amortization, indirect taxation and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning indirect taxation, several claims regard lowering the tax base due to discounts granted to customers; with reference to ANATEL’s claim, the regulatory authority alleges that the company did not pay sufficient contributions to the FUST/FUNTTEL funds.

Finally, in December 2013, Tim Celular received a notice of tax assessment from the Brazilian Federal District Finance Secretariat for approximately 582 million Reais (approximately 180 million euros) at the date of formal notice, including penalties and interest, on account of alleged non-payments of indirect taxes for the years 2008 to 2012. The assessment was served following a decision by the Supreme Court declaring that a state tax incentive was unconstitutional. The Company promptly filed an initial defence statement, in administrative proceedings, in January 2014. On the basis of specific legal opinions, Tim Celular does not consider an unfavourable outcome to be likely.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceeding is currently pending before the Public Prosecutor’s Office of Monza as part of the preliminary investigation of a number of subjects, relating to supply under lease and/or sale of assets transactions which allegedly would constitute various offences committed also against Telecom Italia, which filed a charge against persons unknown in 2011.

The preliminary investigation judge dropped separate proceedings initiated, amongst others, against three employees/former employees of the Company. A former employee of the Company, amongst others, is apparently still being investigated as part of the main criminal proceedings.

Irregularities concerning transactions for the leasing/rental of assets

With respect to irregularities detected with regard to certain leasing and rental transactions, which in some cases led to disputes relating to direct taxes and VAT, the Company set aside in previous years and in the current year provision for risks; the actual amount of the risk provision is around 9.6 million euros.

Administrative offence charge pursuant to Legislative Decree 231/2001 for the Telecom Italia Security Affair

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offences under articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In the preliminary hearing before Section One of the Milan Court of Assizes, Telecom Italia acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party permitted to establish claims against all the defendants for all charges, and on the other Telecom Italia was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit & Compliance Services (now incorporated into Telecom Italia) also participated in the hearing as civil parties, having filed appearances since the preliminary hearing and brought charges against the defendants for hacking.

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

In February 2013, the Milan Court of Assizes issued its judgement, sentencing certain of defendants to terms of imprisonment ranging between 7 years and 6 months and one year. The Court also recognised that some of the civil parties had suffered non-monetary damages as a consequence of the alleged activities, and sentenced the defendants, jointly and severally with civilly liable party Telecom Italia, to compensate said civil parties in the amount of 270,000 euros (of which 170,000 euros were paid jointly and severally by Pirelli). At the same time the Court also ordered the defendants to pay compensation for monetary and non-monetary damages incurred by the Company, granting it a provisional award of 10 million euros. The Court also recognised the existence of non-monetary damages to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, ordering the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company.

In November 2013 the reasons for the judgement in the court of first instance were published (and for its part, the Company decided not to appeal).

To date no date has been set for the appeal hearing.

Antitrust Case A428

At the conclusion of case A428, on May 10, 2013 the Italian antitrust authority—AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The AGCM concluded that the Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company. Provisions allocated in the consolidated financial statements at December 31, 2013 covered the entire amount of the sanctions and the interest accrued on that date.

Telecom Italia appealed against the decision before the Regional Administrative Court of Lazio (“TAR”), applying for payment of the fine to be suspended. In particular, it alleged: infringement of its procedural rights to defend itself in the proceedings, claiming that the organisational choices challenged by AGCM and allegedly accounting for the abuse of OLOs in connection with the provisioning processes had been the subject of specific rulings made by AGCom, the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by Telecom Italia), and (regarding the alleged abuse in (ii) above) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In December 2013, the TAR upheld the application for payment of the fine to be suspended, scheduling a hearing for the discussion of the merits for February 2014, subsequently postponed to March 2014.

In May 2014, the judgement of the TAR was published, rejecting Telecom Italia’s appeal and confirming in full the fines imposed in the original order. In September 2014 the Company appealed against this decision to the Consiglio di Stato (Italian Council of State).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Pending the outcome of the appeal, Company has proceeded to pay the fines and the accrued interest.

— • —

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

Therefore as permitted by par. 91 of lAS 37 we have not disclosed an estimate of the financial effect and the other information required by lAS 37 par. 86 (b) because it was not practicable to do so.

In each of the material legal proceedings, investigations and reviews described below, unless specifically noted otherwise, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings, investigations and reviews, and any related developments, may have on the Telecom ltalia Group. Moreover, in the case in which the disclosure of information with respect to a particular dispute or proceeding could seriously prejudice the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case I757

On September 12, 2012, AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the new operator BIP Mobile S.r.l.

BIP Mobile, which intended to present itself as the first “low cost” virtual operator, did not have its own sales network, since it accessed the market using a multibrand distribution channel. According to the complaint it submitted to AGCM, the company has been faced with cancellations by retailers that distribute mobile telephony services of various operators, allegedly induced by pressures that were supposedly the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind.

On December 20, 2013, the AGCM decided to extend the investigation to examine the conduct of Telecom Italia and Wind with regard to potential violations of article 101 of the Treaty on the Functioning of the European Union arising from supplementary commercial agreements signed by each of them with some multibrand dealers; those agreements provide extra incentives to the dealer while granting to the telecom operator the right to terminate the relationship if the dealer markets the products or services of operators other than those already marketed at the time the agreement is signed.

On April 9, 2014 Telecom Italia presented a proposal of undertakings. AGCM, having determined that the proposed undertakings were not manifestly without merit, published them on April 22, 2014 for the purposes of the market test.

Upon completion of the investigation, on December 11, 2014, the Authority issued two separate rulings. With the first one it concluded that the horizontal agreement originally contested does not exist; with the second one it accepted the undertakings proposed by Telecom Italia with regard to the vertical elements underlying the extension of the investigation, without finding that any violations have taken place.

Antitrust Case I761

With a ruling issued on July 10, 2013, the AGCM extended the investigation started in March 2013 into some enterprises active in the fixed network maintenance sector to Telecom Italia. The investigation is aimed at

Consolidated Financial Statements	Notes To Consolidated Financial Statements

establishing if an agreement violating article 101 of the Treaty on the Functioning of the European Union is in place. The proceedings were initiated after Wind filed two complaints in which it reported to the AGCM that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleged that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged these proceedings before the TAR of Lazio, arguing that the AGCM does not have competence in this matter.

On July 7, 2014, the AGCM extended the proceedings to investigate if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With this extension, the AGCM also extended the deadline for closing the proceedings from the original date of July 31, 2014 to July 31, 2015. This extension was also challenged before the TAR of Lazio arguing that AGCM does not have competence in this matter.

In November 2014, Telecom Italia submitted to the AGCM a commitment proposal aimed at resolving the competition law concerns that arose during the investigation. In its resolution of December 19, 2014 the AGCM stated that the proposed commitments were not manifestly unfounded and therefore published them on its website for the purposes of the market test. With a decision dated March 25, 2015 the AGCM rejected the commitments proposed by Telecom Italia. The investigation will therefore continue and, unless extended, it will be closed by the end of July 2015. At present, it is not possible to reach any conclusions about the outcome of the proceedings.

Dispute relative to “Adjustments on license fees” for the years 1994-1998

With regard to the judgements sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998, the TAR of Lazio rejected the Company’s appeal against the request for adjustment of the licence fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. Telecom Italia lodged an appeal.

With two further recent judgements the TAR of Lazio, reiterating all the reasons expressed previously, rejected the appeal in which TIM challenged the requests for payment of outstanding balances of licence fees for the years 1995 to 1998, in the amount of approximately 46 million euros. Telecom Italia will appeal these judgements too to the Council of State.

FASTWEB

In April 2014, Fastweb and Telecom Italia reached a technical-procedural agreement providing for an abandonment of the arbitration proceedings started by Fastweb in January 2011 in which Fastweb requested compensation for alleged damages totalling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service. The agreement reached did not define the respective damages claimed through arbitration, which will continue in the proceedings pending before the Milan Civil Court, described below. In arbitration Fastweb argued that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb filed a writ of summons with the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access (“KO”) services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins (“margin squeeze” practices). Based on the principles set forth in decision A428, Fastweb quantified this claim to be in the order of 1,744 million euros.

The Company filed an appeal challenging the claims made by Fastweb regarding the matter and the amount and making a counterclaim.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

VODAFONE

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a substantial claim for damages for presumed abusive and anticompetitive behaviour (founded principally on AGCM case A428) which Telecom Italia allegedly implemented in the period 2008 – 2013. The monetary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, including the refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, Vodafone alleged application of discounts to business customers greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive win back practices (in the period from the second half of 2012 to the month of June 2013).

Telecom Italia filed an appearance, challenging the claims made by Vodafone regarding the matter and the amount and has made a counterclaim.

TISCALI

With a writ issued before the Milan Court, served in January 2015, Tiscali claimed damages of 285 million euros for alleged abusive behaviour by Telecom Italia in the years 2009-2014, through technical boycott activities and by making economic offers to its business clients, in areas open to LLU service, which their competitors were not capable of replicating due to the alleged excessive squeezing of their discount margins. Tiscali’s claim is based on the principles in proceedings A428 of the AGCM. Telecom Italia will file an appearance challenging the claims of the other party.

WIND

In October 2014 the following cases pending before the Milan Court brought by the operator Wind were settled by mediation:

•

judgement initiated with a writ of summons dated January 2012 for the compensation for alleged damages (quantified at around 85 million euros), deriving from alleged acts of unfair competition caused by the refusal to activate customers in the period July 2009 – October 2010, as well as through personalized offers and discounts for customers interested in Wind’s commercial offers (these actions were, at the time of the writ of summons, subject to antitrust proceedings A428, referred to in the records); and

•

judgement brought with a writ of summons dated May 2013, referring to the antitrust decision A428, for the compensation of alleged damages (quantified at over 247 million euros, of which around 37 million euros for reputation damage) resulting from the refusal to activate 80,159 potential customers in the period between July 2011 and October 2012.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus filed a complaint, alleging Telecom Italia’s abuse of its dominant position in the premium services market (involving the offering to the public of services provided through so-called Non Geographic Numbers) be investigated. Plaintiffs sought damages of approximately 730 million euros.

The case follows the issuance of an injunction by the Milan Appeal Court prohibiting certain behaviours by Telecom Italia ordering it to cease the alleged abuses in the Company’s business relations with Eutelia and Voiceplus, relating to Non Geographic Numbers, for which Telecom Italia, in accordance with regulatory requirements, managed the revenues from the end customers, on behalf of such OLOs.

After the ruling pursuant to which the Milan Court of Appeal accepted Telecom Italia’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Trial Court. The first hearing took place in March 2014. Telecom Italia filed an appeal challenging the claims of the other parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

In a judgement issued in January 2014 the Court of Appeal declared its lack of jurisdiction in favour of the Milan Court.

Telecom Italia filed an appeal in the reinstated proceedings challenging the claims of the other parties.

Irregular sale of handsets to companies in San Marino—Investigation by the Public Prosecutor’s Office of Forlì

Despite the initial dismissal of the case by the Public Prosecutor’s Office of Bologna in 2011, in June 2012 the Company was served with a search warrant issued by the Public Prosecutor’s Office of Forlì as part of a proceeding in which one employee, subsequently suspended, and three former employees of the Company were the subject.

In September 2013, the notice of completion of the preliminary investigations was filed. The proceedings relate to a conspiracy for the purpose of committing crimes of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions” and the respective target offences. The Company employees have also been accused of the offence of “preventing public supervisory authorities from performing their functions”, “for having prevented CONSOB from learning promptly of the involvement of Telecom Italia S.p.A. in the “San Marino System” for achieving the sales targets imposed by senior management, failing to inform the communication authorities at CONSOB (the Italian Commission for Companies and the Stock Exchange) of the economic, equity-related, financial and reputation risks to which its involvement might have led, with potential harm to investors and consequential alteration of market transparency”.

Regarding the latter charge, the Forlì Prosecutor’s Office has transmitted the case papers to the Milan Public Prosecutor’s Office the office with relevant jurisdiction.

This matter was the subject of an audit and an internal investigation of the Greenfield Project at the time. In this regard, as a result of the findings of these investigative activities, the Company independently took steps to regularise certain invoices issued to the San Marino Companies for which certain tax obligations had not been fully discharged.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgements issued in the lower courts established an outcome that was partially favourable to the ex-Olivetti, and have been appealed against by Poste in individual rehearings.

In this respect, while a judgement of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgement by the same Court declared void one of the disputed contracts. After this judgement, Poste had issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia given that the judgement of the Supreme Court for amendment of the above judgement is still pending.

After the judgement of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter at issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgement was resubmitted to another section of the Rome Appeal Court.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Elinet S.p.A. bankruptcy

The receivers of bankrupt company Elinet S.p.A. appealed the judgement in which the Rome Court rejected the applications for compensation filed by the receivers of the Elinet-Elitel group (for a total of 350 million euros) resubmitting their own claim for approximately 58 million euros.

In its statement of claim, the plaintiff alleges that the Company carried out management and coordination activities with respect to the plaintiff, and with it the Elitel Group (an alternative operator of whose share capital Telecom Italia never held any stake), by means of trade receivables management.

Telecom Italia filed an appeal, challenging the claims of the counterparty.

Greece—DELAN

On February 22, 2014, Telecom Italia International and Wind Hellas (the new name of TIM Hellas, a Greek subsidiary sold by the Telecom Italia Group in 2005) signed a settlement agreement by which, against the payment to Wind Hellas of a total of 31.8 million euros, the arbitration started by Wind Hellas before the International Chamber of Commerce was concluded. During 2012, the court of first instance of Athens awarded the company Carothers Ltd, acting as successor of Delan Cellular Services S.A. (Delan), damages in the amount of approximately 85 million euros against Wind Hellas. The judgement was appealed by Wind Hellas which, in turn, summoned Telecom Italia International to appear before an Arbitration Court, on the basis of the indemnification obligations contained in the contract for the sale of Wind Hellas. Wind Hellas sought a declaration of its right to be held harmless for any possible negative outcome deriving from the outcome of the judgement.

In addition, Wind Hellas asked Telecom Italia International to assume the defence of another ordinary legal dispute in Greece, again by virtue of the obligations deriving from the contract of sale.

The settlement agreement terminated all claims by Wind Hellas against the Group.

Brazil—Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim Brasil group as guarantee (“Alienaçao Fiduciaria”) for the indemnity obligations undertaken by the Docas group upon acquisition of Intelig (a Docas group company) by the merger by incorporation of its controlling company into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares, for an amount not yet specified and to be paid during the proceedings. After the Arbitration Board had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas group for compensation for damages.

In October 2013, in order to preserve the status quo until the arbitration decision was made, the Court of Arbitration ordered that the guarantee represented by the aforementioned Tim Participações shares could not be enforced and that they would remain in “Alienaçao Fiduciaria” in the custody of Banco Bradesco. The voting rights connected to the Shares are “frozen” and future dividends must be paid into an escrow account.

In December 2013, the “Statement of Claim” was filed by Docas and JVCO. In March 2014, Tim Brasil, Tim Participações and Intelig filed this counterclaim, and the discovery phase started. In February 2015 the Statements of Defence of all the parties were filed. An examination hearing is scheduled for September 2015.

Brazil—JVCO Dispute

In September 2013, Telecom Italia was served notice of judicial proceedings started by JVCO before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A., requesting a declaration that the control of Tim Participações S.A. (Tim Participações) by Telecom Italia and Telecom Italia International is declared abusive, and for compensation for the damages caused by the exercise of such allegedly abusive control, the amount of which could be determined during the proceedings.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In February 2014 the statements of rejoinder were filed, claiming the court lacked jurisdiction, and in August the Court of Rio de Janeiro ruled in favour of Telecom Italia, Telecom Italia International and Tim Brasil, rejecting JVCO’s claim. The latter appealed the judgement before a judge of first instance, the motion of which was refused by the judge in September 2014.

In November 2014, JVCO appealed against the judgement of the court of first instance. On December 10, 2014 Telecom Italia, Telecom Italia International and Tim Participações filed their respective responses to this appeal and their own appeal against the costs awarded to them in the judgement of the court of the first instance, which costs were deemed to be too low. Subsequently JVCO filed its answer to the appeals of Telecom Italia, Telecom Italia International and Tim Participações.

Brazil—Opportunity Arbitration

In May 2012, Telecom Italia and Telecom Italia International N.V. were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement signed in 2005. Based on claimant’s allegations, such damages would be related to matters emerged in the framework of the criminal proceedings pending before the Court of Milan regarding, among others, unlawful activities of former employees of the security department of Telecom Italia.

Following discovery, a trial hearing for oral argument took place in November 2014, after which the parties filed their concluding arguments in preparation for a decision to be rendered.

Formal Notice of Assessments against Telecom Italia International N.V.

In June 2014, at the end of a tax investigation which lasted over a year, the Milan Guardia di Finanza served Telecom Italia International, a subsidiary company with offices in the Netherlands, with an official report of findings relating to the tax periods from 2005 to 2012, with which it formalized its findings on the alleged tax residence in Italy of Telecom Italia International, due to considerations linked to the presumed actual place of management in Italy.

On the basis of this report of findings, the Milan Agenzia delle Entrate, in December 2014, provided Telecom Italia International with assessment notices for the purposes of corporation tax (IRES) and regional tax on production activities (IRAP) relating to the fiscal years 2005, 2006 and 2007. With these assessment notices the Agenzia delle Entrate confirmed the objections raised by the Guardia di Finanza. The overall amount due for taxes, penalties and interest as set out in the assessment notices was around 148 million euros.

The company claims, supported by specific legal opinions, that the claims are unfounded and is examining the most appropriate defence to adopt. The possibility of reaching a tax settlement with the Agenzia delle Entrate in the pre-trial phase is not excluded.

b) Other information

Mobile telephony—criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries in which the Company was being investigated by the Public Prosecutor of Milan pursuant to Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

During the preliminary hearing, the Company was admitted as a civil party to the trial and, in November 2013, the conclusions as to the Company’s involvement as a civil party was filed, reaffirming that Telecom Italia was not a participant in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge indicted the defendants (including Telecom Italia) which had not requested that their case be transferred to an accelerated procedure, requiring a full trial on the grounds that an examination hearing is necessary. Currently the proceedings are in a preliminary phase prior to the trial before the Court sitting as a judicial panel.

* * *

With regard to the criminal proceedings for the offence of “preventing the public supervisory authorities from performing their functions” against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers related, in the charge, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and by activating 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation, in November 2013 the judge in the preliminary hearing at the Court of Rome dismissed the case following the transfer of the case from the Court of Milan to the Court of Rome due to lack of jurisdiction.

The Rome Public Prosecutor lodged an appeal to the Court of Cassation, which declared this inadmissible in May 2014.

Dispute concerning the license fees for 1998

Telecom Italia has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation for damages caused by the Italian State through appeal judgement no. 7506/09 by the Consiglio di Stato that, in the view of the Company, violates the principles of current European community law.

The main claim is based on European community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in European community law and injured by a judgement that has become final, in respect of which no other remedy may be applied. The judgement of the Council of State denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), which had already been rejected by the TAR court despite the favourable and binding opinion of the European Court of Justice on February 23, 2008 concerning the conflict between EC Directive 97/13 on general authorizations and individual licences in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia’s main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favour of the Company on appeal. Subsequently, the Court of Rome issued the first-instance judgment declaring the Company’s application inadmissible. Telecom Italia will file an appeal against the decision.

TELETU

There is a pending litigation for compensation started by Telecom Italia with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with Telecom Italia of the competitor’s customers. The claim was quantified as approximately 93 million euros.

CONSOB audit

In November 2013, officials from the National (Italian) Commission for Companies and the Stock Exchange (CONSOB) conducted an audit at the registered offices of Telecom Italia in order to obtain documents and

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

According to public sources, CONSOB informed the Public Prosecutor’s Office of Rome of the audit and on December 20, 2013 the latter issued a press release stating that: “With regard to corporate and financial events involving the companies Telecom and Telco, the Public Prosecutor’s Office points out that there are no subjects under investigation for the offence of obstructing Supervision nor for any other kind of offence”. The Public Prosecutor’s Office also stated that since “last October the office of the public prosecutor has been following the developments in the Telecom affair, requesting and engaging in exchanges of information with CONSOB between the judicial and supervisory authorities, particularly in cases where potential offences might have been committed”.

In September 2014 CONSOB closed the preliminary stages of its investigation, opening the sanctioning proceeding with a charge against the Company concerning some administrative infringements of the Consolidated Law on Financial Intermediation (TUF).

The Company, confident in its arguments, and in acceptance of the explanations provided, has filed its own arguments. The possible sanctions, in any case subject to appeal, would not result in a material impact on the Company.

Olivetti—Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed an investigation on the presumed exposure to asbestos of 15 former workers from the companies “Ing. C. Olivetti S.p.A.” (now Telecom Italia S.p.A.), “Olivetti Controllo Numerico S.p.A.”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A.” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 19, 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived. The preliminary hearing will start in April 2015.

The Company does not currently play any role in the criminal proceedings.

Telecom Argentina

On June 3, 2013, four trade union organisations commenced proceedings against Telecom Argentina to obtain the issue of profit sharing bonds reserved for the employees, as provided in a specific Argentine Law, challenging the constitutionality of the subsequent Decree no. 395/92 which exempted Telecom Argentina from issuing such bonds.

The company filed its defence briefs, challenging the claims made by the opposing party with the labour court. On October 30, 2013, the judge rejected the claims made by Telecom Argentina, postponing the decision to the outcome of the court appearance by the parties. The company appealed against the decision and the appeal is still pending. The proceedings have, moreover, been suspended for verification of the plaintiffs’ entitlement to act on this matter, after a claim on this point was made by Telecom Argentina.

Based on the assessments made by its external counsel, the management of Telecom Argentina believes the opposing party’s claim to be unfounded.

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

In connection with these contingent liabilities, totaling about 1,000 million euros, only for those cases in which an outflow of resources is considered probable, an amount of 67 million euros has been accrued in the provision for risks.

Moreover, the Telecom Italia Group is committed to provide further compensation for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

c) Commitments and guarantees

Guarantees, net of back-to-back guarantees received, amounted to 10 million euros.

The guarantees provided by third parties to Group companies, amounting to 5,985 million euros, consisted of guarantees for loans received (2,599 million euros) and of performance under outstanding contracts (3,386 million euros).

The guarantees provided by third parties for Telecom Italia S.p.A. obligations include two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 274 million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

In March 2014, the Interior Ministry issued a bank guarantee of 26 million euros to Fastweb, as a jointly obliged party with Telecom Italia, following the judgment from the Consiglio di Stato—which suspended the effects, on appeal by Fastweb, of the ruling of the Lazio Administrative Court that had declared the invalidity of the “Master Agreement” for the supply of all the electronic communication services—ordering the issue of a bank guarantee (or other equivalent guarantee) equal to 5% of the financial value of the Agreement. This guarantee covers the potential payment of the amounts that the Consiglio di Stato could award to Fastweb in the appeal proceedings.

The Interior Ministry and Telecom Italia are obliged, jointly, to provide the security (or establish another form of guarantee), on the understanding that the fulfillment of this obligation by one of the parties will exempt the other from having to establish a second identical guarantee and that if the guarantee is enforced against the main obliged party, that party shall retain the possibility of acting by way of recourse against the other party.

Details of the main guarantees received for EIB financing at December 31, 2014 are as follows:

Issuer	Amount(1) (millions of euros)
BBVA—Banco Bilbao Vizcaya Argentaria	373
Intesa Sanpaolo	376
SACE	368
Bank of Tokyo—Mitsubishi UFJ	273
Barclays Bank	180
Cassa Depositi e Prestiti	158
Sumitomo	109
Ing	105
Natixis	92
Commerzbank	57
Banco Santander	52
Citibank	27

(1)	Relative to loans issued by the EIB for the Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, and Telecom Italia Digital Divide Projects.

There are also surety bonds on the telecommunication services in Brazil for 1,047 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 1,241 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

NOTE 25—REVENUES

Revenues amounted to 21,573 million euros in 2014, 23,407 million euros in 2013 and 25,759 million euros in 2012, showing a decrease of 1,834 million euros in 2014 compared to 2013 and a decrease of 2,352 million euros in 2013 compared to 2012.

Details are as follows:

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Equipment sales	1,970	2,101	1,942
Services	19,588	21,323	23,803
Revenues on construction contracts	15	(17)	14

Total	21,573	23,407	25,759

Revenues from telecommunications services are presented gross of amounts due to other TLC operators equal to 2,009 million euros in 2014 (2,520 million euros in 2013 and 3,245 million euros in 2012). Such amounts are included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 26—OTHER INCOME

Other income amounted to 401 million euros in 2014, 324 million euros in 2013 and 285 million euros in 2012, showing an increase of 77 million euros in 2014 compared to 2013 and 39 million euros in 2013 compared to 2012.

Details are as follows:

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Late payment fees charged for telephone services	64	63	69
Recovery of employee benefit expenses, purchases and services rendered	27	28	35
Capital and operating grants	26	27	18
Damage compensation, penalties and sundry recoveries	36	64	40
Other income	248	142	123

Total	401	324	285

In 2014 the increase was mainly related to the full release of the remaining risk provisions, for an amount of 84 million euros, already allocated in the 2009 consolidated financial statements, with respect to the Telecom Italia Sparkle affair; the interest element (a further 2 million euros) had been released to finance income. More details are provided in the Note “Contingent liabilities, other information, commitments and guarantees” of the Consolidated Financial Statements at December 31, 2014 of the Telecom Italia Group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 27—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to 9,430 million euros in 2014, 10,377 million euros in 2013 and 11,289 million euros in 2012, showing a decrease of 947 million euros in 2014 compared to 2013 and of 912 million euros in 2013 compared to 2012.

Details are as follows:

			Year ended December 31,
			2014	2013	2012
			(millions of euros)
Acquisition of raw materials and merchandise	(A)		2,231	2,358	2,203

Costs of services:
Revenues due to other TLC operators			2,009	2,520	3,245
Interconnection costs			31	30	27
Commissions, sales commissions and other selling expenses			1,037	1,089	1,174
Advertising and promotion expenses			436	476	523
Professional and consulting services			330	390	410
Utilities			480	492	480
Maintenance			374	364	367
Outsourcing costs for other services			482	497	589
Mailing and delivery expenses for telephone bills, directories and other materials to customers			76	92	98
Other service expenses			643	715	790

	(B)		5,898	6,665	7,703

Lease and rental costs:
Rent and leases			742	755	649
TLC circuit lease rents and rents for use of satellite systems			363	399	525
Other lease and rental costs			196	200	209

	(C)		1,301	1,354	1,383

Total	(A+B+C	)	9,430	10,377	11,289

NOTE 28—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,119 million euros in 2014, 3,087 million euros in 2013 and 3,333 million euros in 2012, showing an increase of 32 million euros in 2014 compared to 2013 and a decrease of 246 million euros in 2013 compared to 2012.

Details are as follows:

		Year ended December 31,
		2014	2013	2012
		(millions of euros)
Employee benefits expenses
Wages and salaries		2,202	2,183	2,386
Social security expenses		801	788	847
Other employee benefits		76	66	55

	(A)	3,079	3,037	3,288

Costs and provisions for temp work	(B)	—	2	4

Miscellaneous expenses for personnel and other labor-related services rendered:
Remuneration of personnel other than employees		2	3	10
Charges for termination benefit incentives		26	27	26
Corporate restructuring expenses		12	19	10
Other		—	(1)	(5)

	(C)	40	48	41

Total	(A+B+C)	3,119	3,087	3,333

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2014, employee benefits expenses mainly consisted of 2,730 million euros for the Domestic Business Unit (2,711 million euros in 2013) and 379 million euros for the Brasil Business Unit (349 million euros for 2013).

In particular, restructuring expenses for 2014 mainly consisted of 5 million euros for Telecom Italia S.p.A. and 7 million euros for the Olivetti group. In 2013 these expenses mainly related to the Parent Telecom Italia S.p.A. (15 million euros). In 2012 restructuring expenses amounted to 10 million euros.

The average salaried workforce, including those with temp work contracts, was 59,285 in 2014 (59,527 in 2013 and 62,758 in 2012). A breakdown by category is as follows:

	Year ended December 31,
	2014	2013	2012
	(Full time equivalent units)
Executives	892	914	963
Middle management	4,238	4,317	4,650
White collars	54,110	54,225	56,991
Blue collars	36	51	95

Employees on payroll	59,276	59,507	62,699
Employees with temp work contracts	9	20	59

Total average headcount of salaried workforce	59,285	59,527	62,758

Headcount in service at December 31, 2014, including those with temp work contracts, was 66,025 (65,623 at December 31, 2013) with a net increase by 402 units.

NOTE 29—OTHER OPERATING EXPENSES

Other operating expenses amounted to 1,175 million euros in 2014, 1,318 million euros in 2013 and 1,474 million euros in 2012, a decrease of 143 million euros in 2014 compared to 2013 and of 156 million euros in 2013 compared to 2012.

Details are as follows:

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Writedowns and expenses in connection with credit management	375	380	501
Provision charges	84	100	197
TLC operating fees and charges	449	482	548
Indirect duties and taxes	118	128	119
Penalties, settlement compensation and administrative fines	68	72	29
Association dues and fees, donations, scholarships and traineeships	18	22	25
Sundry expenses	63	134	55

Total	1,175	1,318	1,474
of which, included in the supplementary disclosure on financial instruments	375	380	501

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

In 2013, the item sundry expenses included an amount of 84 million euros recognized as the estimate of the costs related to the fine imposed by the Italian Antitrust Authority—AGCM—at the end of the A428 proceedings.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 30—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 588 million euros in 2014, 543 million euros in 2013 and 581 million euros in 2012, showing an increase of 45 million euros in 2014 compared to 2013 and a decrease of 38 million euros in 2013 compared to 2012.

Details are as follows:

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Intangible assets with a finite useful life	310	307	295
Tangible assets owned	278	236	286

Total	588	543	581

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

NOTE 31—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to 4,284 million euros in 2014, 4,553 million euros in 2013 and 4,689 million euros in 2012, showing a decrease of 269 million euros in 2014 compared to 2013 and a decrease of 136 million euros in 2013 compared to 2012.

Details are as follows:

			Year ended December 31,
			2014	2013	2012
			(millions of euros)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,297	1,392	1,382
Concessions, licenses, trademarks and similar rights			370	369	317
Other intangible assets with a finite useful life			187	251	201

	(A)		1,854	2,012	1,900

Depreciation of tangible assets owned:
Buildings (civil and industrial)			41	44	47
Plant and equipment			2,075	2,166	2,382
Manufacturing and distribution equipment			14	14	13
Other			176	194	229

	(B)		2,306	2,418	2,671

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			120	117	113
Other			4	6	5

	(C)		124	123	118

Total	(A+B+C	)	4,284	4,553	4,689

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

NOTE 32—GAINS (LOSSES) ON DISPOSALS OF NON—CURRENT ASSETS

Gains (losses) on disposals of non—current assets amounted to a gain of 29 million euros in 2014, a loss of 82 million euros in 2013 and gain of 52 million euros in 2012.

Details are as follows:

		Year ended December 31,
		2014	2013	2012
		(millions of euros)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		40	26	24
Gains on the disposal of investments in subsidiaries			4	49

	(A)	40	30	73

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		11	11	21
Losses on the disposals of investments in subsidiaries			101	—

	(B)	11	112	21

Total	(A-B)	29	(82)	52

•

In 2014 the item gains (losses) on disposals of non-current assets showed gains of 29 million euros: a gain of approximately 38 million euros, on the sale by Telecom Italia S.p.A. of a property located in Milan, for a price of 75 million euros, was offset by net losses of 11 million euros, mainly relating to the disposal of tangible assets by the Domestic Business Unit.

•

In 2013, this item showed a loss of 82 million euros, mainly relating to the realized loss, including transaction costs, of 100 million euros from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013. This charge was offset by net capital gains on non-current assets totaling 18 million euros, mainly relating to the sale of a property (around 17 million euros), and the sale of the entire controlling interest (51%) held in MTV Italia S.r.l. (3 million euros).

•

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

NOTE 33—IMPAIRMENT REVERSALS (LOSSES) ON NON—CURRENT ASSETS

Impairment losses on non-current assets, amounted to 1 million euros in 2014, 2,187 million euros in 2013 and 4,179 million euros in 2012.

Details are as follows:

		Year ended December 31,
		2014	2013	2012
		(millions of euros)
Reversals of impairment losses on non-current assets:
on intangible assets		—	—	—
on tangible assets		—	—	—

	(A)	—	—	—

Impairment losses on non-current assets:
on intangible assets		—	2,187	4,163
on tangible assets		1		16

	(B)	1	2,187	4,179

Total	(A-B)	(1)	(2,187)	(4,179)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2014, impairment losses on non-current assets amounted to 1 million euros.

In preparing the 2014 Annual Report, the Group performed the goodwill impairment test. The results of that testing, carried out in accordance with the specific procedure adopted by the Group, confirmed the amount of the goodwill allocated to the Group’s individual Cash Generating Units.

In 2013, impairment losses on non-current assets amounted to 2,187 million euros and were related to the impairment loss on the goodwill allocated to Core Domestic Cash Generating Unit, within the Domestic Business Unit.

In 2012, impairment losses on non-current assets amounted to 4,179 million euros. They mainly include:

•	4,016 million euros for the impairment loss on goodwill allocated to the Core Domestic Cash-Generating Unit (CGU) in the Domestic Business Unit;

•

157 million euros for the overall impairment loss on the assets and goodwill allocated to the Media Business Unit, established following the impairment test process and also taking account of the prospective sale of the investee LA7 Srl. Specifically, the amount of impairment loss relating solely to the goodwill assigned to the Media Business Unit was 105 million euros, while the remainder relates to assets.

For further details, please see Note “Goodwill”.

NOTE 34—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments was an income of 16 million euros in 2014, an expense of 3 million euros in 2013 and an income of 2 million euros in 2012.

Details are as follows:

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Dividends from Other investments	5	2	1
Net gains on disposals of Other investments	—	—	3
Fair value measurement of the investment in Trentino NGN S.r.l.	11	—
Loss and impairment losses on Other investments	—	(5)	(2)

Total	16	(3)	2
of which, included in the supplementary disclosure on financial instruments	5	(3)	1

In 2014 these essentially related to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., carried out pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A., on February 28, 2014.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 35—FINANCE INCOME AND FINANCE EXPENSES

Finance income

Finance income amounted to 2,400 million euros in 2014, 2,003 million euros in 2013 and 1,983 million euros in 2012, showing an increase of 397 million euros in 2014 compared to 2013 and of 20 million euros in 2013 compared to 2012.

Details are as follows:

		Year ended December 31,
		2014	2013	2012
		(millions of euros)
Interest income and other finance income:
Income from financial receivables recorded in non-current assets		—	—	—
Income from securities other than investments, recorded in non-current assets		—	—	—
Income from securities other than investments, recorded in current assets		31	34	32
Income other than the above:
Interest income		223	147	165
Exchange gains		785	492	336
Income from fair value hedge derivatives		133	152	214
Reversal of the Reserve for hedging instruments to the income statement (interest rate component)		613	643	741
Income from non-hedging derivatives		24	23	18
Miscellaneous finance income		58	101	89

	(A)	1,867	1,592	1,595

Positive fair value adjustments to:
Fair value hedge derivatives		387	40	79
Underlying financial assets and liabilities of fair value hedges derivatives		27	254	132
Non hedging derivatives		119	117	177

	(B)	533	411	388

Reversal of impairment loss on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	2,400	2,003	1,983
of which, included in the supplementary disclosure on financial instruments		409	432	428

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finance expenses

Finance expenses amounted to 4,594 million euros in 2014, 4,186 million euros in 2013 and 3,981 million euros in 2012, showing an increase of 408 million euros in 2014 compared to 2013 and of 205 million euros in 2013 compared to 2012.

Details are as follows:

		Year ended December 31,
		2014	2013	2012
		(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,438	1,443	1,514
Interest expenses to banks		220	217	236
Interest expenses to others		187	216	257

		1,845	1,876	2,007
Commissions		147	131	87
Exchange losses		857	535	389
Charges from fair value hedge derivatives		35	50	106
Reversal of the Reserve for hedging instruments to the income statement (interest rate component)		610	753	836
Charges from non-hedging derivatives		72	55	52
Miscellaneous finance expenses		311	327	200

	(A)	3,877	3,727	3,677

Negative fair value adjustments to:
Fair value hedge derivatives		72	234	132
Underlying financial assets and liabilities of fair value hedges derivatives		366	35	26
Non hedging derivatives		279	190	146

	(B)	717	459	304

Impairment losses on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	4,594	4,186	3,981
of which, included in the supplementary disclosure on financial instruments		2,435	2,259	2,188

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

		Year ended December 31,
		2014	2013	2012
		(millions of euros)
NET EXCHANGE GAINS AND LOSSES
Exchange gains		785	492	336
Exchange losses		(857)	(535)	(389)

		(72)	(43)	(53)

NET RESULT FROM DERIVATIVES
Income from fair value hedge derivatives		133	152	214
Charges from fair value hedge derivatives		(35)	(50)	(106)

Net result from fair value hedge derivatives	(A)	98	102	108

Positive effect of the Reversal of the Reserve for hedging instruments to the income statement for the interest rate component		613	643	741
Negative effect of the Reversal of the Reserve for hedging instruments to the income statement for the interest rate component		(610)	(753)	(836)

Net effect of the Reversal of the Reserve for hedging instruments to the income statement for the interest rate component	(B)	3	(110)	(95)
Income from non-hedging derivatives		24	23	18
Charges from non-hedging derivatives		(72)	(55)	(52)

Net result from non-hedging derivatives	(C)	(48)	(32)	(34)

Net result from derivatives	(A+B+C)	53	(40)	(21)

NET FAIR VALUE ADJUSTMENT TO FAIR VALUE HEDGE DERIVATIVES AND UNDERLYING
Positive fair value adjustment to fair value hedge derivatives		387	40	79
Negative fair value adjustment to underlying financial assets and liabilities of fair value hedge derivatives		(366)	(35)	(26)

Net fair value adjustments	(D)	21	5	53

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		27	254	132
Negative fair value adjustments to fair value hedge derivatives		(72)	(234)	(132)

Net fair value adjustments	(E)	(45)	20	—

Net fair value adjustment to fair value hedge derivatives and underlyings	(D+E)	(24)	25	53

NET FAIR VALUE ADJUSTMENTS TO NON-HEDGING DERIVATIVES
Positive fair value adjustments to non-hedging derivatives	(F)	119	117	177
Negative fair value adjustments to non-hedging derivatives	(G)	(279)	(190)	(146)

Net fair value adjustments to non-hedging derivatives	(F+G)	(160)	(73)	31

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 36—PROFIT (LOSS) FOR THE YEAR

The profits (losses) for the years ended December 31, 2014, 2013 and 2012 are summarized as follows:

	Year ended December 31,
	2014	2013	2012
	(millions of euros)
Profit (loss) for the year	1,960	(238)	(1,277)
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations	1,252	(721)	(1,519)
Profit (loss) from Discontinued operations/Non-current assets held for sale	98	47	(108)

Profit (loss) for the year attributable to owners of the Parent	1,350	(674)	(1,627)

Non-controlling interests
Profit (loss) from continuing operations	167	142	140
Profit (loss) from Discontinued operations/Non-current assets held for sale	443	294	210

Profit (loss) for the year attributable to Non-Controlling interests	610	436	350

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 37—EARNINGS PER SHARE

For the purposes of calculating diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for whom, at December 31, 2014, the market and non-market performance conditions were satisfied.

		Year ended December 31,
		2014	2013	2012
Basic and Diluted Earnings Per Share
Profit (loss) for the year attributable to owners of the Parent(*)		1,550	(547)	(1,627)
Less: additional dividends for the Savings Shares (€0.011 per share)		(66)	—	—

	(millions of euros)	1,484	(547)	(1,627)

Average number of Ordinary and Savings Shares	(millions)	20,878	19,598	19,304

Basic and diluted earnings per share—Ordinary Shares		0.07	(0.03)	(0.08)
Plus: additional dividends per savings Share (€0.011 per share)		0.01	—	—

Basic and diluted earnings per share—Savings Shares	(Euro)	0.08	(0.03)	(0.08)

Basic and Diluted Earnings Per Share From continuing Operations
Profit (loss) from continuing operations		1,009	(888)	(1,729)
Less: additional dividends for the Savings Shares (€0.011 per share)		(66)	—	—

	(millions of euros)	943	(888)	(1,729)

Average number of Ordinary and Savings Shares	(millions)	20,878	19,598	19,304

Basic and diluted earnings per share from continuing operations—Ordinary Shares		0.05	(0.05)	(0.09)
Plus: additional dividends per savings Share (€0.011 per share)		0.01	—	—

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro)	0.06	(0.05)	(0.09)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		Year ended December 31,
		2014	2013	2012
Basic and Diluted Earnings Per Share From Discontinued operations/Non current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	541	341	102

Average number of Ordinary and Savings Shares	(millions)	20,878	19,598	19,304

Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Ordinary Shares	(Euro)	0.02	0.02	0.01

Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Savings Shares	(Euro)	0.02	0.02	0.01

		Year ended December 31,
		2014	2013	2012
Average number of Ordinary Shares(*)		14,851,386,060	13,571,392,501	13,277,621,082
Average number of Savings Shares		6,026,120,661	6,026,120,661	6,026,120,661

Total		20,877,506,721	19,597,513,162	19,303,741,743

(*) The number takes into account the potential ordinary shares relating only to the equity compensation plans of employees for whom the market and non-market performance conditions have been satisfied and the minimum numbers of shares that could be issued upon conversion of the mandatory convertible bond (without considering any deferred interest portion), since the ordinary share market price at the reporting date is higher than the maximum conversion price. The “Profit (loss) for the period attributable to owners of the Parent” has also been adjusted to reflect the impact, after tax, resulting from conversion of the mandatory convertible bond; therefore, the Profit has been increased for about 200 million euros in 2014 and the loss has been reduced by 127 million euros in 2013.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Future potential changes in share capital

The table below shows future potential changes in share capital, based on the issuance by Telecom Italia Finance S.A. in November 2013 of the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.”, on the authorizations to increase the share capital in place at December 31, 2014, and on the options and rights granted under equity compensation plans, still outstanding at December 31, 2014.

	Number of maximum shares issuable	Share capital (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per shares (euro)
Additional capital increases not yet approved (ordinary shares)
“Long Term incentive Plan 2010-2015” (bonus capital increase)	180,716	99	—	—
“2014 Broad-Based Employees Share Ownership Plan” (free capital increase)	17,970,642	9,884	—	—
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94

Total additional capital increases not yet approved (ordinary shares)		117,783

—Principal	n.a.	1,300,000	n.a.	n.a.
—Interest portion	n.a.	159,250	n.a.	n.a.

2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)		1,459,250

Total		1,577,033

(*)

Amounts stated for capital increases connected with incentive plans and the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” are the “total estimated value” inclusive, where applicable, of any premiums.

For further details, please see Note “Financial liabilities (non-current and current)” and Note “Equity compensation plans”.

NOTE 38—SEGMENT REPORTING

a) Reporting by operating segment

As carried out in 2013 consolidated financial statements, following the inclusion of Sofora—Telecom Argentina group under Discontinued operations/Non-current assets held for sale, the Argentina Business Unit is no longer shown.

Moreover, since 2014 the operations of the Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. The disclosure by operating segment for the periods under comparison has been duly restated.

Segment reporting is based on the following operating segments:

•	Domestic;

•	Brazil;

•	Media;

•	Other Operations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(millions of euros)
Third-party revenues	15,263	16,347	18,046	6,239	6,937	7,454	71	123	218	—	—	41	—	—	—	21,573	23,407	25,759
Intragroup revenues	40	41	63	5	8	23	—	1	4	—	—	21	(45)	(50)	(111)	—	—	—

Revenues by operating segment	15,303	16,388	18,109	6,244	6,945	7,477	71	124	222	—	—	62	(45)	(50)	(111)	21,573	23,407	25,759
Other income	382	299	271	18	21	14	1	4	5	—	1	5	—	(1)	(10)	401	324	285

Total operating revenues and other income	15,685	16,687	18,380	6,262	6,966	7,491	72	128	227	—	1	67	(45)	(51)	(121)	21,974	23,731	26,044

Acquisition of goods and services	(5,831)	(6,054)	(6,632)	(3,593)	(4,263)	(4,508)	(35)	(95)	(197)	(6)	(9)	(56)	35	44	104	(9,430)	(10,377)	(11,289)
Employee benefits expenses	(2,730)	(2,711)	(2,900)	(379)	(349)	(344)	(8)	(26)	(67)	(3)	(2)	(22)	1	1	—	(3,119)	(3,087)	(3,333)
of which: accruals to employee severance indemnities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other operating expenses	(570)	(670)	(722)	(598)	(632)	(719)	(4)	(11)	(8)	(3)	(5)	(26)	—	—	1	(1,175)	(1,318)	(1,474)
of which: writedowns and expenses in connection with credit management and provision charges	(301)	(307)	(481)	(154)	(165)	(191)	(3)	(8)	(5)	(1)	—	(21)	—	—	—	(459)	(480)	(698)
Change in inventories	(41)	37	(2)	(11)	10	(2)	—	2	—	—	—	—	—	(1)	—	(52)	48	(4)
Internally generated assets	485	452	494	93	80	78	—	—	—	—	—	—	10	11	9	588	543	581
Depreciation and amortization	(3,290)	(3,568)	(3,587)	(977)	(954)	(1,028)	(19)	(33)	(63)	—	—	(14)	2	2	3	(4,284)	(4,553)	(4,689)
Gains (losses) on disposals of non-current assets	31	(1)	3	(2)	—	(2)	—	(97)	2	—	16	49	—	—	—	29	(82)	52
Impairment reversals (losses) on non-current assets	(1)	(2,187)	(4,021)	—	—	—	—	—	(157)	—	—	(1)	—	—	—	(1)	(2,187)	(4,179)

Operating profit (loss)	3,738	1,985	1,013	795	858	966	6	(132)	(263)	(12)	1	(3)	3	6	(4)	4,530	2,718	1,709

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(5)	—	(6)	—	—	—	—	—	—	—	—	—	—	—	—	(5)	—	(6)
Other income (expenses) from investments																16	(3)	2
Finance income																2,400	2,003	1,983
Finance expenses																(4,594)	(4,186)	(3,981)

Profit (loss) before tax from continuing operations																2,347	532	(293)
Income tax expense																(928)	(1,111)	(1,086)

Profit (loss) from continuing operations																1,419	(579)	(1,379)
Profit (loss) from Discontinued operations/Non-current assets held for sale																541	341	102

Profit (loss) for the year																1,960	(238)	(1,277)
Attributable to:
Owners of the Parent																1,350	(674)	(1,627)
Non-controlling interests																610	436	350

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(millions of euros)
Revenues from equipment sales—third party	954	979	1,008	1,016	1,122	934	—	—	—	—	—	—	—	—	—	1,970	2,101	1,942
Revenues from equipment sales—intragroup	—	—	—	—	1	—	—	—	—	—	—	—	—	(1)	—	—	—	—

Total revenues from equipment sales	954	979	1,008	1,016	1,123	934	—	—	—	—	—	—	—	(1)	—	1,970	2,101	1,942

Revenues from services—third party	14,294	15,385	17,024	5,223	5,815	6,520	71	123	218	—	—	41	—	—	—	19,588	21,323	23,803
Revenues from services—intragroup	40	41	63	5	7	23	—	1	4	—	—	21	(45)	(49)	(111)	—	—	—

Total revenues from services	14,334	15,426	17,087	5,228	5,822	6,543	71	124	222	—	—	62	(45)	(49)	(111)	19,588	21,323	23,803

Revenues on construction contracts—third party	15	(17)	14	—	—	—	—	—	—	—	—	—	—	—	—	15	(17)	14
Revenues on construction contracts—intragroup	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	15	(17)	14	—	—	—	—	—	—	—	—	—	—	—	—	15	(17)	14

Total third-party revenues	15,263	16,347	18,046	6,239	6,937	7,454	71	123	218	—	—	41	—	—	—	21,573	23,407	25,759
Total intragroup revenues	40	41	63	5	8	23	—	1	4	—	—	21	(45)	(50)	(111)	—	—	—

Total revenues by operating segment	15,303	16,388	18,109	6,244	6,945	7,477	71	124	222	—	—	62	(45)	(50)	(111)	21,573	23,407	25,759

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CAPITAL EXPENDITURES BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	(millions of euros)
Purchase of intangible assets	1,001	1,299	1,217	1,421	583	592	—	13	36	—	—	6	—	—	—	2,422	1,895	1,851
Purchase of tangible assets	1,782	1,732	1,858	774	766	908	6	7	21	—	—	1	—	—	—	2,562	2,505	2,788

Total capital expenditures	2,783	3,031	3,075	2,195	1,349	1,500	6	20	57	—	—	7	—	—	—	4,984	4,400	4,639

HEADCOUNT BY OPERATING SEGMENT

	Domestic		Brazil		Media		Other operations		Consolidated Total
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	(number of employees)
Headcount (*)	53,076	53,377	12,841	12,140	89	84	19	22	66,025	65,623

(*)	The number of personnel at year-end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Media		Other operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013	As of December 31, 2014	As of December 31, 2013
	(millions of euros)
Non-current operating assets	44,292	44,878	7,186	5,971	264	207	5	7	(19)	(25)	51,728	51,038
Current operating assets	4,085	4,070	1,825	1,681	34	17	8	12	(24)	(26)	5,928	5,754

Total operating assets	48,377	48,948	9,011	7,652	298	224	13	19	(43)	(51)	57,656	56,792
Investments accounted for using the equity method	36	65	—	—	—	—	—	—	—	—	36	65
Discontinued operations /Non-current assets held for sale											3,729	3,528
Unallocated assets											10,130	9,835

Total Assets											71,551	70,220

Total operating liabilities	7,902	8,532	2,905	2,423	42	36	13	23	(46)	(48)	10,816	10,966
Liabilities directly associated with Discontinued operations/Non-current assets held for sale											1,518	1,561
Unallocated liabilities											37,518	37,507
Equity											21,699	20,186

Total Equity and liabilities											71,551	70,220

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b) Reporting by geographical area

		Revenues						Non-current operating assets
		Breakdown by location of operations			Breakdown by location of customers			Breakdown by location of operations
		2014	2013	2012	2014	2013	2012	2014	2013
		(millions of euros)
Italy	(A)	15,016	16,152	17,968	14,056	15,162	16,774	44,110	44,670
Outside Italy	(B)	6,557	7,255	7,791	7,517	8,245	8,985	7,618	6,368

Total	(A+B)	21,573	23,407	25,759	21,573	23,407	25,759	51,728	51,038

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

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora—Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale).

The effects on the individual line items of the Group’s separate consolidated income statements for the years 2014, 2013 and 2012 are as follows:

Separate consolidated income statement line items 2014

		Related parties
	Total (a)	Associates, companies controlled by associates and joint venture	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.(b)	% on line item (b/a)
	(millions of euros)
Revenues	21,573	8	703	—		711	(167)	544	2.5
Other income	401	—	10	—		10		10	2.5
Acquisition of goods and services	9,430	26	415	—		441	(89)	352	3.7
Employee benefits expenses	3,119	—	11	89	15	115	(8)	107	3.4
Other operating expenses	1,175	—	1	—		1		1	0.1
Finance income	2,400	—	102	—		102		102	4.3
Finance expenses	4,594	8	151	—		159		159	3.5
Profit (loss) from Discontinued operations/Non-current assets held for sale	541	(6)	76			70

(*)

Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Separated consolidated income statement line items 2013

		Related parties
	Total (a)	Associates, companies controlled by associates and joint venture	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op (b)	% on line item (b/a)
	(millions of euros)
Revenues	23,407	11	904			915	(209)	706	3.0
Other income	324		24			24		24	7.4
Acquisition of goods and services	10,377	37	606			643	(133)	510	4.9
Employee benefits expenses	3,087		13	81	22	116	(9)	107	3.5
Other operating expenses	1,318		1			1		1	0.1
Finance income	2,003		63			63		63	3.1
Finance expenses	4,186	18	82			100		100	2.4
Profit (loss) from Discontinued operations/Non-current assets held for sale	341	(9)	76			67

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Separate consolidated income statement line items 2012

		Related parties
	Total (a)	Associates, companies controlled by associates and joint venture	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Revenues	25,759	38	987			1,025	(195)	830	3.2
Other income	285		3			3		3	1.1
Acquisition of goods and services	11,289	45	700			745	(149)	596	5.3
Employee benefits expenses	3,333		4	82	18	104		104	3.1
Finance income	1,983		45			45		45	2.3
Finance expenses	3,981	19	64			83		83	2.1
Profit (loss) from Discontinued operations/Non-current assets held for sale	102	(13)	59			46

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of financial position at December 31, 2014 and at December 31, 2013 are as follows:

Consolidated statement of financial position line items at December 31, 2014

		Related parties
	Total (a)	Associates, companies controlled by associates and joint venture	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(2,445)	(5)	(369)		(374)		(374)	15.3
Securities other than investments (current assets)	(1,300)		(52)		(52)		(52)	4.0
Financial receivables and other current financial assets	(311)		(14)		(14)		(14)	4.5
Cash and cash equivalents	(4,812)		(174)		(174)		(174)	3. 6
Current financial assets	(6,423)		(240)		(240)		(240)	3.7
Discontinued operations/Non-current assets held for sale of a financial nature	(165)
Non-current financial liabilities	32,325	25	444		469		469	1.5
Current financial liabilities	4,686	43	64		107		107	2.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of financial nature	43
Trade and miscellaneous receivables and other current assets	5,615	3	168		171	(19)	152	2.7
Discontinued operations/Non-current assets held for sale of a non-financial nature	3,564		19		19
Miscellaneous payables and other non-current liabilities	697		1		1		1	0.1
Trade and miscellaneous payables and other current liabilities	8,376	35	163	31	229	(16)	213	2.5
Liabilities directly associated with discontinued operations/non-current assets held for sale of a non-financial nature	1,475	6	10		16

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items at December 31, 2013

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(1,256)	(6)	(116)		(122)		(122)	9.7
Securities other than investments (current assets)	(1,348)		(39)		(39)		(39)	2.9
Financial receivables and other current financial assets	(283)		(11)		(11)		(11)	3.9
Cash and cash equivalents	(5,744)		(48)		(48)		(48)	0.8
Current financial assets	(7,375)		(98)		(98)		(98)	1.3
Discontinued operations/Non-current assets held for sale of a financial nature	(657)
Non-current financial liabilities	31,084	56	150		206		206	0.7
Current financial liabilities	6,119	70	316		386		386	6.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of financial nature	27
Trade and miscellaneous receivables and other current assets	5,389	6	238		244	(27)	217	4.0
Discontinued operations/Non-current assets held for sale of a non-financial nature	2,871		27		27
Miscellaneous payables and other non-current liabilities	779		2		2		2	0.3
Trade and miscellaneous payables and other current liabilities	8,649	61	214	24	299	(48)	251	2.9
Liabilities directly associated with discontinued operations/non-current assets held for sale of a non-financial nature	1,534	20	28		48

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of cash flows for the years 2014, 2013 and 2012 are as follows:

Consolidated statement of cash flows line items 2014

		Related parties
	Total (a)	Associates, companies controlled by associates and joint venture	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,984	170	16		186		186	3.7

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items 2013

		Related parties
	Total (a)	Associates, companies controlled by associates and joint venture	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,400	147	17		164		164	3.7
Dividends paid	537		62		62		62	11.5

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated statement of cash flows line items 2012

		Related parties
	Total (a)	Associates, companies controlled by associates and joint venture	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op. (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,639	126	1		127		127	2.7
Dividends paid	964		139	—	139		139	14.4

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES, COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

The economic, financial and equity relations with Italtel Group S.p.A. and Italtel S.p.A. and its subsidiaries (Italtel group) are included below.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2014	2013	2012	Type of contract
	(millions of euros)
Revenues
Italtel group	1	2	2	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
NordCom S.p.A.	2	2	3	Fixed and mobile voice services, data network connections and outsourcing, I.C.T. products and services
Teleleasing S.p.A. (in liquidation)	4	5	31	Sale of equipment and maintenance services
TM Holding News S.p.A.	—	1	1	Fixed and mobile telephony services, property leases and administrative outsourcing
Other minor companies	1	1	1

Total revenues	8	11	38

Acquisition of goods and services
Italtel group	21	29	33	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers
Movenda S.p.A.	2	2	3	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development
NordCom S.p.A.	1	2	3	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers and rental expense for radio base station housing
Teleleasing S.p.A. (in liquidation)	1	2	2	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM Holding News S.p.A.	1	2	4	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information

Totalacquisition of goods and services	26	37	45

Financeexpenses
Aree Urbane S.r.l. (in liquidation)	—	6	—	Writedown of financial receivable and provision for guarantees given
Teleleasing S.p.A. (in liquidation)	8	12	19	Interest expenses for finance leases of equipment and finance leases

Total finance expenses	8	18	19

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2014	As of December 31, 2013	Type of contract
	(millions of euros)
Non-current financial assets	5	6	Interest bearing loan with the Italtel group.

Non-current financial liabilities	25	56	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)

Current financial liabilities	43	70	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)

Trade and miscellaneous receivables and other current assets
Italtel group	1	2	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
Teleleasing S.p.A. (in liquidation)	1	2	Sale of equipment and maintenance services
TM Holding News S.p.A.	—	1	Property leases and telecommunications services
Other minor companies	1	1

Total trade and miscellaneous receivables and other current assets	3	6

Trade and miscellaneous payables and other current liabilities
Italtel group	31	53	Supply transactions connected with investment and operations activities
Movenda S.p.A.	2	2	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development
Nord.Com S.p.A.	—	1	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for radio base station housing
Teleleasing S.p.A. (in liquidation)	1	3	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM Holding News S.p.A.	—	1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information
Other minor companies	1	1

Total trade and miscellaneous payables and other current liabilities	35	61

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items	2014	2013	2012	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis
Italtel group	169	145	124	Purchases of telecommunications equipment
Movenda S.p.A.	1	2	2	Information technology services

Total purchase of intangible and tangible assets on an accrual basis	170	147	126

TRANSACTIONS WITH OTHER RELATED PARTIES (both through directors, statutory auditors and key managers, and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance)

The “Procedure for carrying out transactions with related parties”—pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended—provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

With the renewal of the board of directors at the shareholders’ meeting of April 16, 2014 the companies headed by the new directors Francesca Cornelli, Laura Cioli, Luca Marzotto and Giorgio Valerio shall also be considered as related parties.

On December 13, 2013, the Board Director Cèsar Alierta Izuel, through whom Telecom Italia was a related party of the companies of the China Unicom group, tendered his resignation. As a result those companies are no longer considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2014	2013	2012	Type of contract
	(millions of euros)
Revenues
Generali group	91	84	70	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services
Intesa Sanpaolo group	56	68	66	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	6	7	5	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks
Telefonica group	549	745	844	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	1	—	2

Total revenues	703	904	987

Other income
Generali group	9	23	3	Damage compensation
Other	1	1	—	Other income from the Intesa SanPaolo group and Telefónica

Total other income	10	24	3

Acquisition of goods and services
Cartasi Group	5	—	—	Commissions on collections and top-up services for prepaid mobile users
A1 International Investment group	—	—	1	TV content rights
China Unicom group	—	—	2	International telecommunication and roaming services
Generali group	32	37	36	Insurance premiums and property leases
Intesa Sanpaolo group	13	11	18	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	2	1	Credit recovery activities
Telefonica group	364	556	642	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling
Other minor companies	—	—	—

Total acquisition of goods and services	415	606	700

Employee benefits expenses	11	13	4	Non-obligatory employee insurance taken out with the Generali group

Other operating expenses	1	1	—	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group.

Finance income
Intesa Sanpaolo group	80	50	33	Bank accounts, deposits and hedging and non-hedging derivatives
Mediobanca group	11	13	12	Bank accounts, deposits and hedging and non-hedging derivatives
Telefonica group	11	—	—	Finance leases

Total finance income	102	63	45

Finance expenses
Intesa Sanpaolo group	131	69	51	Term Loan Facility, hedging and non hedging derivatives, loans and current accounts
Mediobanca group	20	13	13	Term Loan Facility, hedging and non hedging derivatives

Total finance expenses	151	82	64

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

Consolidated statement of financial position line items	As of December 31, 2014	As of December 31, 2013	Type of contract
	(millions of euros)
Non-current financial assets
IntesaSanpaolo group	274	101	Hedging derivatives
Mediobancagroup	35	15	Hedging derivatives
Telefonicagroup	60	—	Finance lease

Total non-current financial assets	369	116

Securities other than investments (current assets)
Generaligroup		4	Bonds
IntesaSanpaolo group	24	12	Bonds
Mediobancagroup	15	14	Bonds
Telefonicagroup	13	9	Bonds

Total securities other than investments (current assets)	52	39

Financial receivables and other current financial assets
IntesaSanpaolo group	13	10	Hedging derivatives
Mediobancagroup	1	1	Hedging derivatives

Total financial receivables and other current financial assets	14	11

Cash and cash equivalents	174	48	Bank accounts and deposits with Intesa Sanpaolo group

Non-current financial liabilities
IntesaSanpaolo group	199	136	Hedging derivatives and loans
Mediobancagroup	245	14	Hedging derivatives

Total Non-current financial liabilities	444	150

Current financial liabilities
IntesaSanpaolo group	62	253	Current accounts, hedging derivatives and payables to other lenders
Mediobancagroup	2	63	Hedging derivatives

Total Current financial liabilities	64	316

Trade and miscellaneous receivables and other current assets
Generaligroup	30	24	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications products and services
IntesaSanpaolo group	83	112	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections
Mediobancagroup	2	2	Telephone and MPLS data network services and marketing of data devices and sales of equipment for fixed and mobile networks
Telefonicagroup	53	100	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software

Total trade and miscellaneous receivables and other current assets	168	238

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2014	As of December 31, 2013	Type of contract
	(millions of euros)
Miscellaneous payables and other non-current liabilities	1	2	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group

Trade and miscellaneous payables and other current liabilities
CartasiGroup	2	—	Commissions on top-up services for prepaid mobile users
Generaligroup	7	5	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems
IntesaSanpaolo group	123	135	Factoring fees, fees for card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobancagroup	1	1	Credit recovery activities
Telefonicagroup	29	73	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Otherminor companies	1	—

Total trade and miscellaneous payables and other current liabilities	163	214

Consolidated statement of cash flows line items	2014	2013	2012	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis
A1 International Investment group	—	—	1	Capitalization of costs associated with unbundling in Germany
Telefonica group	16	17	—	Acquisition of transmission capacity with the Telefònica group

Total purchase of intangible and tangible assets on an accrual basis	16	17	1

Dividends paid
Telco	—	60	129
Other minor companies	—	2	10

Total dividends paid	—	62	139

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

Separate consolidated income statements line items	2014	2013	2012	Type of contract
	(millions of euros)
Employee benefits expenses				Contributions to pension funds
Fontedir	11	11	12
Telemaco	73	67	65
Other pension funds	5	3	5

Total employee benefits expenses	89	81	82

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items	As of December 31, 2014	As of December 31, 2013	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	4	4
Telemaco	27	20

Total trade and miscellaneous payables and other current liabilities	31	24

* * *

REMUNERATION TO KEY MANAGERS

In 2014, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounted to 14.8 million euros (22.4 million euros in 2013), broken down as follows:

	2014		2013
	(millions of euros)
Short-term remuneration	9.5	(1)	11.6	(3)
Long-term remuneration			(0.1	)(4)
Employment termination benefit incentives	1.5		10.8
Share-based payments (*)	3.8	(2)	0.1	(5)

	14.8		22.4

(*)	These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (SOP Plans 2014).

(1)	of which 1.4 million euros recorded by the Latin American subsidiaries.

(2)	of which 0.3 million euros recorded by the Latin American subsidiaries.

(3)	of which 1.8 million euros recorded by the Latin American subsidiaries.

(4)	of which 0.1 million euros recorded by the Latin American subsidiaries.

(5)	of which 0.1 million euros recorded by the Latin American subsidiaries.

The amounts shown in the table for 2014 do not include the effects of the cancellation of the verifications pertaining to the LTI 2011 and LTI 2012 Plans carried out due to the failure to achieve the three-year performance targets. These are broken down below:

LTI 2011—verifications in the years 2011, 2012 and 2013:

•	Long-term remuneration of—1.4 million euros

•	Share-based payments of—1.2 million euros

LTI 2012—verifications in the years 2012 and 2013:

•	Long-term remuneration of—0.5 million euros

•	Share-based payments of—0.4 million euros

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period. Long-term remuneration is paid when the related right becomes vested.

In 2014, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 208,000 euros (803,000 euros in 2013).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2014, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, were the following:

Directors:
Giuseppe Recchi(1)	Chairman of Telecom Italia S.p.A.
Marco Patuano	Chief Executive Officer of Telecom Italia S.p.A.

Managers:
Rodrigo Modesto de Abreu	Diretor Presidente Tim Participações S.A.
Simone Battiferri	Head of Business
Franco Brescia	Head of Public & Regulatory Affairs
Antonino Cusimano	Head of Legal Affairs
Mario Di Loreto	Head of People Value
Giuseppe Roberto Opilio(5)	Head of Operations
Piergiorgio Peluso	Chief Financial Officer and Head of Administration, Finance and Control
Luca Rossetto(2)	Head of Consumer
Stefano De Angelis(3)
Alessandro Talotta(4)	Head of National Wholesale Services
Stefano Ciurli(5)
Paolo Vantellini	Head of Business Support Officer

(1)	From April 16, 2014.

(2)	To August 12, 2014.

(3)	From August 13, 2014.

(4)	To December 21, 2014.

(5)	From December 22, 2014.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 40—EQUITY COMPENSATION PLANS

The equity compensation plans, in force at December 31, 2014, are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2014; for further details on the plans already in place at December 31, 2013, please refer to the consolidated financial statements of the Telecom Italia Group at that date.

Description of stock options plans

a)	Telecom Italia S.p.A. Stock Option Plans

Telecom Italia S.p.A. Top 2008 Stock Option Plan

The option rights to Telecom Italia ordinary shares at a price of 1.95 euros were granted during the year 2008 to the then Chairman and Chief Executive Officer. The options totaled 8,550,000.

The exercise period ended on April 15, 2014 and all the options lapsed.

Telecom Italia S.p.A. Top 2014-2016 Stock Option Plan

The Stock Option Plan 2014-2016 was approved by the Shareholders’ Meeting of Telecom Italia S.p.A. of April 16, 2014 and was initiated following the resolution of the Board of Directors of June 26, 2014.

The Plan is aimed at encouraging Management, who hold organizational positions that are crucial to the company business, to focus on the medium/long-term growth in value of the company shares.

The beneficiaries of the Plan include the Chief Executive Officer, Top Management (including Executive Officers) and a selected part of the Management for a total of 160 employees of the Telecom Italia Group.

The Plan covers the three-year period 2014-2016, with a maximum limit of 196,000,000 shares available for issue. Beneficiaries identified off to the plan is launched will receive an allocation of options based on the actual number of years of incentivization.

The number of options allocated is commensurate to the fixed component of the remuneration of the beneficiaries. Each beneficiary, upon achieving the target level of their performance objectives, is awarded a number of exercisable options, for an amount calculated as a percentage of their annual gross remuneration based on the strategic level of the role held and the value at the time of allocation.

The option rights become exercisable after achievement of the performance conditions for the 2014-2016 three-year period has been verified by the Board of Directors of the company called to approve financial statements at December 31, 2016. Once they have vested, the rights can be exercised for a period of three years (exercise period).

The performance conditions are described below:

•

Total Shareholder Return of Telecom Italia which determines 50% of the options. This parameter measures the positioning of Telecom Italia’s TSR in the TSR ranking of the Benchmark Panel consisting of: AT&T, Verizon, Telefonica, Deutsche TeleKom, Orange (France Telecom), Telekom Austria, Telecom Portugal, KPN, Swisscom, British Telecom, Vodafone, and Telecom Italia itself.

The objective includes different levels of achievement based on the Telecom Italia TSR’s positioning in the ranking, which corresponds to a different exercisable percentage of the Options associated to it:

–	150% of the target level for positioning in first place (maximum level);

–	100% of the target level for positioning in fifth place (target level);

–	40% of the target level for positioning in eighth place (minimum level);

–	no options for positioning below the minimum level.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•

Cumulated Free Cash Flow consolidated in the 2014-2016 three-year period determines the exercisability of the remaining 50% of the allocated options. The parameter measures the Free Cash Flow available for the payment of dividends and repaying the debt, and will be calculated as a cumulative value for the 2014-2016 period.

The Options associated with the Cumulated Free Cash Flow objective will become exercisable according to the level of performance achieved over the three years:

–	150% of the target options for over performance of 110% (o more) than the value established in the Plan;

–	100% of the options for achievement of the plan objective 2014-2016 (target level);

–	80% of the target options for achievement of the minimum value, set at 93% of the Cumulated Free Cash Flow value established in the plan (minimum level);

–	no options for positioning below the minimum level.

The number of Exercisable Options for intermediate performance levels of the Objectives with respect to those listed above will be calculated by linear interpolation.

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price) and is in line with the market price of the shares at the time of allocation of the options, calculated as the average of the official market price of the shares on Borsa Italiana S.p.A. in the month prior to the board resolution. If allocations are made at a later stage, the strike price will be the higher of the price established upon initial allocation and the price resulting from the application of the above criteria at the time of allocation of the options.

b)	Tim Participações S.A. Stock Option Plans

2011-2013 Plan

A long-term incentive plan for managers in key positions in the company and its subsidiaries was approved by the shareholders’ meeting of Tim Participações S.A. on August 5, 2011. Exercise of the options is subject to achieving two performance objectives simultaneously:

–	absolute performance: increase in the value of Tim shares;

–	relative performance: performance of Tim shares against a benchmark index mainly composed of companies in the Telecommunications, Information Technology, and Media sector.

The vesting period is 3 years (a third per year), the validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

Performance targets refer to the three years period 2011-2014, measured in July of each year.

2011

On the grant date of August 5, 2011, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A. This average considered the traded volume and the trading price of the shares of the company during the period of 30 days before July 20, 2011 (the date when the board of directors approved the plan).

On August 5, 2011, the grantees of the options were granted the right to purchase a total of 2,833,596 shares.

At December 31, 2014, 1,532,132 options had been exercised. No further options are exercisable.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

2012

On September 5, 2012, the shareholders’ meeting of Tim Participações S.A. approved the second granting of stock options for managers in key positions in the company and its subsidiaries.

On the grant date, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A. This average considered the traded volume and the trading price of the shares of the company during the period July 1 to August 31, 2012.

The grantees of the options were granted the right to purchase a total of 2,661,752 shares.

At December 31, 2014, all the 896,479 options relating to the 2012 allocation had been exercised.

2013

On July 21, 2013, the shareholders’ meeting of Tim Participações S.A. approved the third granting of stock options for managers in key positions in the company and its subsidiaries.

On the grant date of July 30, 2013, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A. This average considered the traded volume and the trading price of the shares of the company during the period of 30 days prior July 20, 2013.

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares.

A third of the options allocated in 2013 could be exercised by the end of July 2014; at December 31, 2014, a total of 971,221 options had been exercised.

2014-2016 Plan

A long-term incentive plan for managers in key positions in the company and its subsidiaries was approved by the shareholders’ meeting of Tim Participações S.A. on April 10, 2014.

The exercise of the options is not subject to the achievement of specific performance objectives, but the exercise price is revised upwards or downwards in relation to the performance of Tim shares in a Total Shareholder Return ranking, which, during every year of validity of the plan, has included companies from the Telecommunications, Information Technology and Media sector. If, in the 30 days prior to September 29, of each year, the performance of the Tim shares is in last place in that ranking, the participant will lose the right to 25% of the options being vested at that time.

The vesting period is 3 years (a third per year), the validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

2014

On the grant date of September 29, 2014, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A. This average considers the traded volume and the trading price of the shares of the company during the prior period of 30 days.

For the options granted in 2014, the performance conditions relate to the 2015-2017 three-year period, with measurement performed in the 30 days prior to September 29, of each year (as established by the Board of Directors).

The grantees of the options were granted the right to purchase a total of 1,456,353 shares. At December 31, 2014, no options could be considered as vested.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Description of other Telecom Italia S.p.A. equity compensation plans

Equity compensation plans which call for payment in equity instruments are recorded at fair value which represents the cost of such instruments at the grant date and are recorded in the separate income statement under “Employee benefits expenses” over the period between the grant date and the vesting period with a contra-entry to the equity reserve “Other equity instruments”. For the portion of the plans that provide for the payment of compensation in cash, the amount is recognized in liabilities as a contra-entry to “Employee benefits expenses”; at the end of each year such liability is measured at fair value.

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statement or the statement of financial position at December 31, 2014.

•	Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

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

At December 31, 2014 the maximum number of matching shares issuable was 180,716 shares.

•	Long Term Incentive Plan 2011 (LTI Plan 2011)

On March 6, 2014 the Board of Directors of Telecom Italia S.p.A. determined that the levels for the incentive targets had not been reached. As a result, the rights relating to the LTI Plan 2011 were forfeited in full.

•	Long Term Incentive Plan 2012 (LTI Plan 2012)

The LTI Plan 2012-2014 provides for the allocation to Top Management and a selected part of management (not the Executive Directors) of a bonus in cash and/or in equity on the basis of parameters linked, on one hand, to company performance measured by the cumulative Free Cash Flow in the three years 2012-2014 (so-called absolute performance: 35% weighted), and on the other hand, to the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted). In particular, the Plan called for granting:

–

to Selected Management a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and a grant of bonus matching shares when specific conditions are met two years after subscription;

–	to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

On February 5, 2015, the Board of Directors of Telecom Italia S.p.A. acknowledged that the levels for the incentive targets had not been reached. As a result, the rights relating to the LTI Plan 2012 were forfeited.

•	2014 Broad-Based Share Ownership Plan

The Broad-Based Share Ownership Plan was commenced on March 6, 2014 by the Board of Directors of Telecom Italia S.p.A., in implementation of the resolutions passed on April 17, 2013 by the Extraordinary Shareholders’ Meeting,

The Plan consists of an offer to subscribe to ordinary shares of the Company, for cash, at a discounted price compared to the market price, reserved for employees of the Company or its Italy-based subsidiaries. The Plan also provides for the free allocation of ordinary shares, subject to the shares subscribed being retained for one year and continuation of employment with companies in the Telecom Italia Group. Three methods of payment were established for subscription of the shares: payment in cash, advance of the Employee Severance Indemnity or company loan.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Subscribers who retain the Subscribed Shares uninterruptedly for one year and maintain the status of Employee will be allocated the Bonus Shares in the ratio of one Bonus Share for every three Subscribed Shares.

The offer of the shares took place from June 26, to July 10; the shares were subscribed at a unit price of 0.84 euros, corresponding to the average official price recorded from May 25, 2014 to June 25, 2014, discounted by 10%.

On July 31, 2014, a total of 53,911,926 Telecom Italia ordinary shares were issued, corresponding to 0.40% of the capital for the class.

The Plan has been accounted according to IFRS 2 (Share-based payment). Specifically: the unit value of the discount applied for the subscription of the shares has been calculated as the difference between the market price and the subscription price, defined as follows:

•	subscription price: 0.84 euros;

•	market price: official price of the Telecom Italia S.p.A. ordinary shares recorded on the electronic market of Borsa Italiana S.p.A. on July 31, 2014.

Calculation of fair value measurement of the granted options and rights

The fair value of the options relating to the 2014 – 2016 Stock Option Plan was calculated using the “Monte Carlo method” according to the calculation parameters reported in the following table.

For the 2010-2015 LTI plan, the following was measured:

•	the debt component, determined as follows:

–

65%, linked to reaching Total Shareholder Return targets, was calculated as the average of the levels of expected bonus weighted by the probability of occurrence of the related scenarios; such probability is measured using the Monte Carlo method;

–

35%, linked to reaching Free Cash Flow targets, was calculated as the bonus level according to the best estimate of expected Free Cash Flow with reference to the data of the Telecom Italia three-year plan;

•

the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option (36 months for the 2014-2016 Stock Option Plan) on the Telecom Italia ordinary shares, starting in three years.

Parameters used to determine fair value—Telecom Italia S.p.A.

Plans/Parameters	Exercise price (euro)	Current price/ Spot (euro) (1)	Volatility (2)	Period	Expected dividends (euro) (3)	Risk-free interest rate (4)
LTI Plan 2010-2015 equity component	—	0.9219	33.4281%	5 years	0.055 first year 0.06 second year	1.89% at 5 years

2014 Broad-Based Share Ownership Plan		0.94	40.36%	1 year	0.02	0.239%

2014-2016 Stock Option Plan	0.94	0.931	36.95%	3 years	0.02	1.135%

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

(3)	The dividends are estimated based on data from Bloomberg.

(4)

For the 2010-2015 LTI Plan, the interest rate is based on the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the reference period. For the 2014 Broad-Based Share Ownership Plan, the rate is equal to the 1-year yield on Italian securities. For the 2014–2016 Stock Option Plan, it consists of a 3-year forward zero coupon rate.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Parameters used to determine fair value—Tim Participaçoes

Plans/parameters	Exercise price (reais)	Current price/spot (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Stock Option Plan 2011	8.84	8.31	51.73%	6 years	—	11.94% year
Stock Option Plan 2012	8.96	8.96	50.46%	6 years	—	8.89% year
Stock Option Plan 2013	8.13	8.13	48.45%	6 years	—	10.66% year
Stock Option Plan 2014	13.42	13.42	44.60%	6 years	—	10.66% year

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

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statement or the statement of financial position at December 31, 2014.

NOTE 41—OTHER INFORMATION

a)    Exchange rates used to translate the financial statements of foreign operations(*)

	Year-end exchange rates (statements of financial position)			Average exchange rates for the year (income statements and statements of cash flows)
(Local Currency against 1 euro)	12/31/2014	12/31/2013	12/31/2012	Year 2014	Year 2013	Year 2012
Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	27.73500	27.42700	25.15100	27.53672	25.98584	25.14441
HUF Hungarian Forint	315.54000	297.04000	292.30000	308.70632	296.94046	289.29839
CHF Swiss Franc	1.20240	1.22760	1.20720	1.21462	1.23083	1.20525
TRY Turkish Lira	2.83200	2.96050	2.35510	2.90668	2.53316	2.31432
GBP Pound Sterling	0.77890	0.83370	0.81610	0.80628	0.84907	0.81103
RON Romanian Leu	4.48280	4.47100	4.44450	4.44414	4.41917	4.45814
North America
USD U.S. Dollar	1.21410	1.37910	1.31940	1.32853	1.32792	1.28538
Latin America
VEF Venezuelan Bolivar	14.56920	8.67744	5.66636	14.83317	7.99942	5.21554
BOB Bolivian	8.38943	9.52958	9.18302	9.18015	9.21071	8.96600
PEN Peruvian Nuevo Sol	3.63265	3.85865	3.36777	3.76818	3.59026	3.39104
ARS Argentinean Peso	10.27550	8.98914	6.48641	10.76605	7.27875	5.84408
CLP Chilean Peso	737.29700	724.76900	631.72900	756.92568	658.22602	625.01857
COP Colombian Peso	2,892.26000	2,664.42000	2,331.23000	2,654.42017	2,482.57593	2,310.07238
MXN Mexican Peso	17.86790	18.07310	17.18450	17.66469	16.95900	16.90575
BRL Brazilian Real	3.22489	3.23068	2.69619	3.12280	2.86830	2.50953
PYG Paraguayan Guarani	5,620.07000	6,323.17000	5,573.15000	5,920.22584	5,712.77427	5,676.67356
UYU Uruguayan Peso	29.58640	29.54580	25.59770	30.83479	27.21395	26.02323
Other countries
ILS Israeli Shekel	4.72000	4.78800	4.92580	4.74603	4.79372	4.95266

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b)    Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	2014	2013	2012
	(millions of euros)
Research and development costs expensed during the year	55	41	40
Development costs capitalized	1,063	936	562

Total research and development costs (expensed and capitalized)	1,118	977	602

The sharp increases in 2014 and 2013 were primarily linked to the diffusion and development work conducted on the next generation networks, such as LTE and NGAN.

Moreover, in the separate consolidated income statement, amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 668 million euros in 2014 and 764 million euros in 2013.

c)    Operating leases

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2014 the amount of lease installments receivable is as follows:

	At December 31, 2014	At December 31, 2013
	(millions of euros)
Within 1 year	105	71
From 2 to 5 years	172	152
Beyond 5 years	9	11

Total	286	234

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2014 the amount of lease installments payables is as follows:

	At December 31, 2014	At December 31, 2013
	(millions of euros)
Within 1 year	180	239
From 2 to 5 years	439	432
Beyond 5 years	108	98

Total	727	769

NOTE 42—EVENTS SUBSEQUENT TO DECEMBER 31, 2014

Agreement for the transfer of 170,000 Noverca retail customers to TIM

On January 9, 2015, Telecom Italia S.p.A. and Noverca Italia S.r.l., a subsidiary of Acotel Group S.p.A., signed an agreement relating to the transfer of approximately 170,000 Noverca retail customers to TIM.

Pursuant to the agreement, Noverca customers will be offered the opportunity to transfer their mobile phone subscription to TIM between February and May 2015, without the need to change their existing mobile phone number (number portability), while maintaining their current price plan substantially unchanged.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The consideration payable to Noverca will vary depending on to the numbers and type of migrating customers; if all Noverca customers migrate to TIM, the consideration will amount to 3.9 million euros.

Bond issue

On January 12, 2015, Telecom Italia S.p.A. successfully completed the launch of a 1 billion euro fixed-rate bond issue, maturing January 2023, targeting institutional investors. The yield on the bond is 3.33% per annum.

Buyback of Telecom Italia S.p.A. Bonds

On January 21, 2015, the public offer by Telecom Italia S.p.A. to buy back four series of own bonds was successfully completed; the total nominal amount of the repurchased bonds was 810.3 million euros. Details of the repurchase are set forth in the table below:

Description of Bond Series	Outstanding nominal amount prior to the purchase offer (euros)	Repurchased nominal amount (euros)	Buyback price	Outstanding nominal amount remaining (euros)
Telecom Italia S.p.A.—750 million euros, maturing June 2015, coupon 4.625%(1)	577,701,000	63,830,000	101.650%	513,871,000

Telecom Italia S.p.A.—1 billion euros, maturing January 2016, coupon 5.125%(2)	771,550,000	108,200,000	104.661%	663,350,000

Telecom Italia S.p.A.—1 billion euros, maturing January 2017, coupon 7.00%	1,000,000,000	374,308,000	111.759%	625,692,000

Telecom Italia S.p.A.—1 billion euros, maturing September 2017, coupon 4.50%	1,000,000,000	263,974,000	108.420%	736,026,000

(1)	Net of buybacks by the Company of 172 million euros during 2014.

(2)	Net of buybacks by the Company of 228 million euros during 2014.

Merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.

On March 19, 2015, the Boards of Directors of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. (a company controlled and subject to the direction and coordination of Telecom Italia, which holds, directly and indirectly, 77.71% of the ordinary share capital and 0.95% of the savings share capital of Telecom Italia Media S.p.A.) confirmed the merger process previously announced on February 19, 2015, approving the plan for the merger by absorption of Telecom Italia Media with and into Telecom Italia.

The Boards of Directors of the two companies, each supported by their respective financial advisors, each independently confirmed the exchange ratio, which had been preliminarily approved on February 19, 2015.

The transaction was approved on the following basis:

•	rationalization and simplification of the group structure;

•	elimination of the Telecom Italia Media listing costs, no longer justified by the company’s business, mainly consisting of the holding and management of the investment in Persidera S.p.A.;

•	solution to the structural equity, financial and liquidity issues and net losses of Telecom Italia Media;

•	possibility of managing the value generation process for Persidera S.p.A. more efficiently, also by seizing medium/long-term opportunities; and

•

ability to provide a resolution to the minority shareholders of Telecom Italia Media allowing them to obtain liquid securities of the same class (but with significantly higher trading volumes, considering the presence of institutional investors) or, if they elect, the opportunity to exercise withdrawal rights at market prices, as described further below.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The exchange ratio has been set as follows:

•

0.66 new ordinary shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date of effect of the Merger, for each ordinary share of Telecom Italia Media; and

•

0.47 new savings shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia savings shares as of the date of effect of the Merger, for each savings share of Telecom Italia Media.

No cash adjustments will be made for fractional shares.

The financial appropriateness of the exchange ratio was confirmed by delivery of dedicated fairness opinions from financial advisors for each of Telecom Italia and Telecom Italia Media.

The merger plan will be submitted for approval by the Meetings of the Ordinary Shareholders of each of Telecom Italia Media and Telecom Italia, called for April 30, 2015 and May 20, 2015, respectively.

The merger will not require approval by the Special Meeting of Savings Shareholders of any of the two companies, because the rights granted by the respective bylaws to the shareholders of these categories are not adversely affected by the transaction.

Holders of ordinary shares in Telecom Italia Media who do not vote in favor of the transaction and holders of savings shares in Telecom Italia Media have a right of withdrawal under Italian law. The exit price for validly withdrawn shares will be 1.055 euros for each ordinary share and 0.6032 euros for each savings share. In accordance with the Italian Civil Code, this value corresponds to the arithmetic mean of the closing prices of the shares during the 6 months prior to the publication of the notice convening the Shareholders’ Meeting of Telecom Italia Media called to approve the transaction. The effectiveness of the withdrawal right is subject to the effectiveness of the merger.

Telecom Italia intends to exercise its option and pre-emption rights over the whole stake of ordinary and savings shares of Telecom Italia Media for which the right of withdrawal has been exercised and that is not otherwise subscribed on completion of the offer envisaged by applicable regulations. Please note that the maximum theoretical cost of withdrawal, assuming all minority shareholders of Telecom Italia Media exercise this right, is greater than the value of their shares which has been used for the determination of the exchange ratio, but this difference is more than compensated for, in quantitative terms, by the value of the cost synergies that Telecom Italia management has identified as a result of the merger.

The merger will have only marginal effects on the ownership structure of Telecom Italia, as the maximum dilution following the issue of new shares to service the exchange for minority shareholders of Telecom Italia Media (the shares of the company to be absorbed in the Telecom Italia portfolio when the merger takes effect will be canceled without exchange), is approximately 0.114% of the current ordinary share capital of Telecom Italia and approximately 0.042% of the current savings share capital of Telecom Italia.

Contemplated Initial Public Offering and Application for Admission To Listing of Shares in Infrastrutture Wireless Italiane S.p.A. (“Inwit”)

On March 13, 2015, Infrastrutture Wireless Italiane S.p.A. (“Inwit”), a newly-established company of the Telecom Italia Group, announced that it had submitted an application to Borsa Italiana S.p.A., the Italian stock exchange, for admission to listing of its ordinary shares on the electronic stock exchange as well as an application to Consob, the Italian stock exchange commission, for the approval of the prospectus relating to the initial public offering of its ordinary shares.

Within the framework of the initial public offering, it is contemplated that Inwit will be transferred from Telecom Italia the business unit that includes around 11,500 sites, currently operated by Telecom Italia, which house the radio transmission equipment for Telecom Italia’s mobile telephone networks and the radio equipment for other operators (collectively, the “Towers”). On March 27, 2015, Inwit announced in a press release that its competent corporate bodies had approved the agreement providing for the contribution in kind of the Towers business unit, effective April 1, 2015, as well as a related capital increase by a nominal amount of approximately 600 million euros. Telecom Italia, the offeror in the initial public offering, currently owns the entire share capital of Inwit and intends to keep holding a majority of Inwit’s share capital upon completion of the initial public offering.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Issue of a Telecom Italia S.p.A. convertible bond with a value of 2 billion euros

On March 19, 2015, the Board of Directors of Telecom Italia S.p.A. announced the launch of an unsecured equity-linked bond maturing March 26, 2022 (7 years).

The institutional bookbuilding period was started immediately and ended on March 20, 2015 for a nominal value of 2 billion euros.

The offer was aimed exclusively at qualified investors, outside the United States of America, with the exclusion of U.S. Persons (pursuant to Regulation S under the U.S. Securities Act of 1933).

Telecom Italia will convene an Extraordinary Shareholders’ Meeting to be held no later than June 30, 2015 to seek shareholders’ approval in respect of an increase in share capital, with the exclusion of preferential subscription rights pursuant to article 2441.5 of the Italian Civil Code, to enable the issue of Telecom Italia ordinary shares to be reserved exclusively to service the conversion of the above-mentioned bonds. The agenda for the Shareholders’ Meeting to be held on May 20, 2015 will include the proposal for a capital increase through the issue of new ordinary shares, reserved to service the conversion and, accordingly, with the exclusion of preferential subscription rights.

Up to the time when Telecom Italia has notified subscribers of the approval of the capital increase, the bonds may be redeemed in cash, upon request for conversion by the bondholders, at the cash alternative amount, as defined in the terms and conditions of the issue. From the time when Telecom Italia has made this notification, the bonds will be convertible into fully paid ordinary shares. If the Extraordinary Shareholders’ Meeting does not approve the capital Increase by June 30, 2015, Telecom Italia may, by giving notice no later than 10 trade days after that date, elect to redeem all the bonds in cash, at the greater of:

•	102% of the nominal amount of the bonds, plus accrued interest; and

•	102% of the total fair market value of the bonds, plus accrued interest.

The bonds, which are in registered form in accordance with the law governing securities issues, for a unit nominal amount of €100,000 each, have been issued at par and will be redeemed at their nominal amount at maturity on March 26, 2022 (7 years). The bonds will pay a fixed coupon of 1.125% per annum, payable semi-annually in arrears on September 26 and March 26 of each year, beginning on September 26, 2015.

The initial conversion price has been set at €1.8476, a 70% premium to the closing price at March 20, 2015.

Telecom Italia will have the option to redeem all, but not less than all, of the bonds at their nominal value, plus interest accrued and not paid, from April 16, 2019 if:

•

the volume-weighted average price (VWAP) of the Telecom Italia shares, for a number of consecutive days, as specified in the terms and conditions of the issue, is equal to or greater than 130% of the applicable conversion price, or

•	the conversion or early redemption rights have been exercised—or the bonds have been repurchased or canceled—at a percentage equal to or greater than 85% of the initial overall value of the bonds.

Upon redemption of the bonds at maturity, Telecom Italia, under certain conditions, will have the option to deliver cash, shares or a combination thereof.

Telecom Italia received the net proceeds from the issuance of the bonds on March 26, 2015. The net proceeds of the bonds will be used to fund capital expenditures announced upon presentation of the 2015 – 2017 Plan.

Telecom Italia has agreed a lock-up period for this bond issue of 90 days from the pricing date of the bonds of March 20, 2015, with respect to the issue of shares and convertible bonds, with the customary exceptions.

Telecom Italia submitted an application for admission to listing of the bonds on the Vienna Stock Exchange. The trading of the bonds is effective starting from April 14, 2015.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Request from Telefónica To Supplement Agenda For Ordinary Shareholders’ Meeting of May 20, 2015

As reported in a press release dated March 27, 2015, Telecom Italia S.p.A. received a request from Telefónica, through its anchor shareholder Telco S.p.A., to supplement the agenda for the Ordinary Shareholders’ Meeting called for May 20, 2015. The request is to add an additional agenda item providing for the submission to the shareholders an amendment of Telecom Italia’s bylaws, which—following the breakup of Telco—introduces a transitory clause regarding the suspension of Telefónica’s administrative rights with respect to Telecom Italia, as required by the ruling of Brazilian regulator Agência Nacional de Telecomunicações (“ANATEL”). Telecom Italia has amended the agenda for the Ordinary Shareholders’ Meeting of May 20, 2015 accordingly, accommodating the request received from Telefónica.

Tender Offer to purchase certain series of outstanding Debt Securities up to a maximum nominal amount of U.S.$2 billion

On April 14, 2015, Telecom Italia S.p.A. announced the launch of a tender offer to purchase certain series of its outstanding debt securities up to a maximum nominal amount of U.S.$2 billion. The tender offer relates to the following series of outstanding debt securities, for which Telecom Italia has established certain purchase priorities:

•	€1,250,000,000 5.250% Notes due February 2022;

•	1,000,000,000 4.500% Notes due January 2021;

•	€1,000,000,000 4.875% Notes due September 2020;

•	€1,000,000,000 4.000% Notes due January 2020;

•	€1,250,000,000 5.375% Notes due January 2019;

•	€750,000,000 6.125% Notes due December 2018;

•	€750,000,000 4.750% Notes due May 2018;

•	€1,000,000,000 4.500% Notes due September 2017; and

•	€1,000,000,000 7.000% Notes due January 2017.

The tender offer is part of Telecom Italia’s ongoing liability management aimed at optimizing Telecom Italia’s cost of debt and providing liquidity to noteholders whose notes are accepted in the offer. The outcome of the tender offer will be reflected in Telecom Italia’s results as of and for the six months ending June 30, 2015.

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

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10,723,391,862
	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT

4G RETAIL S.r.l.	MILAN	EUR	2,402,241	100.0000		TELECOM ITALIA S.p.A.
(marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	(ITALY)

ADVANCED CARING CENTER S.r.l.	ROME	EUR	2,540,100	100.0000		TELECONTACT CENTER S.p.A.
(telemarketing’s activities and development, market research and surveys)	(ITALY)

H.R. SERVICES S.r.l.	L’AQUILA	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(planning, development and supply of training and services)	(ITALY)

LAN MED NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services, installation and maintenance of submarine cable systems, managed bandwidth services)	(IRELAND)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LAN MED NAUTILUS Ltd
(managed bandwidth)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ	BOB	1,747,600	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth)	(BOLIVIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(managed bandwidth)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LAN MED NAUTILUS Ltd
(holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	5,852,430,960	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth)	(CHILE)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240,225,000	99.9999		LAN MED NAUTILUS Ltd
(managed bandwidth)	(COLOMBIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	16,109,788	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth)	(PERÙ)

LATIN AMERICAN NAUTILUS PUERTO RICO LLC	SAN JUAN	USD	50,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth)	(PUERTO RICO)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth)	(USA)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth)	(VENEZUELA)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(construction and maintenance of submarine cable Lev1)	(ISRAEL)

MEDITERRANEAN NAUTILUS BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(BULGARIA)

MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	368,760	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(GREECE)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		LAN MED NAUTILUS Ltd
(international wholesale telecommunications services)	(ISRAEL)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME	EUR	3,100,000	100.0000		LAN MED NAUTILUS Ltd
(property and maintenance of submarine cable systems)	(ITALY)

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI	TAKSIM	TRY	5,639,065	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(ISTANBUL-TURKEY)

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(GERMANY)

OLIVETTI ENGINEERING S.A. (in liquidation)	YVERDON LES BAINS	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A. (in liquidation)
(product research and development based on ink-jet technology)	(SWITZERLAND)

OLIVETTI ESPANA S.A.	BARCELONA	EUR	1,229,309	100.0000		OLIVETTI S.p.A.
(sale and maintenance of office equipment, consulting and telematic network management)	(SPAIN)

OLIVETTI FRANCE S.A.S.	COLOMBES	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(FRANCE)

OLIVETTI I-JET S.p.A. (in liquidation)	ARNAD	EUR	31,000,000	100.0000		OLIVETTI S.p.A.
(manufacture and sale of products and accessories for office equipment)	(AOSTA—ITALY)

OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

OLIVETTI S.p.A.	IVREA	EUR	13,200,000	100.0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and services for information technology)	(TURIN—ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
OLIVETTI UK Ltd	MILTON KEYNES	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
(sale of office equipment)	(UK)

TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.	ROME	EUR	7,224,000	100.0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)

TELECOM ITALIA INFORMATION TECHNOLOGY S.r.l.	ROME	EUR	3,400,000	100.0000		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services)	(ITALY)

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(NETHERLANDS)

TELECOM ITALIA SAN MARINO S.p.A.	ROVERETA- FALCIANO	EUR	1,808,000	100.0000		TELECOM ITALIA S.p.A.
(telecommunications services in San Marino)	(REPUBLIC OF SAN MARINO)

TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

TELECOM ITALIA SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

TELECOM ITALIA SPARKLE EST S.R.L.	BUCHAREST	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(ROMANIA)

TELECOM ITALIA SPARKLE HUNGARY K.F.T. (in liquidation)	BUDAPEST	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HUNGARY)

TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(public and private telecommunications services management)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TELECOM ITALIA TRUST TECHNOLOGIES S.r.l. (former I.T. TELECOM S.r.l).	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(software development and software consulting)	(ROME—ITALY)

TELECOM ITALIA VENTURES S.r.l.	MILAN	EUR	10,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(ITALY)

TELECONTACT CENTER S.p.A.	NAPLES	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELEFONIA MOBILE SAMMARINESE S.p.A.	BORGO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telecommunications services)	(REPUBLIC OF SAN MARINO)

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electrical energy)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of systems for encrypted telecommunications)	(ITALY)

TI BELGIUM S.P.R.L.—B.V.B.A	BRUSSELS	EUR	2,200,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)

TI GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)

TI SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIE STE GmbH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)

TIESSE S.c.p.A.	IVREA	EUR	103,292	61.0000		OLIVETTI S.p.A.
(installation and assistance for electronic, computer, telematic and telecommunications equipment)	(TURIN-ITALY)

TIS France S.A.S.	PARIS	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and maintenance of telecommunications services for fixed network and relating activities)	(FRANCE)

TMI—TELEMEDIA INTERNATIONAL Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(value-added and networking services)	(UK)

TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda	SAO PAULO	BRL	8,909,639	100.0000		TMI—TELEMEDIA INTERNATIONAL Ltd
(telecommunications services and promotional services)	(BRAZIL)

TRENTINO NGN S.r.l.	TRENTO	EUR	55,918,000	99.3294		TELECOM ITALIA S.p.A.
(design, construction and maintenance supply of optical access network operators, securities, real estate, commercial and financial transactions)	(ITALY)

BRAZIL BUSINESS UNIT

INTELIG TELECOMUNICAÇÕES Ltda	RIO DE JANEIRO	BRL	4,041,956,045	99.9999		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)			0.0001		TIM CELULAR S.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7,169,029,859	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(BRAZIL)

TIM CELULAR S.A.	SAO PAULO	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)

TIM PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	9,913,414,422	66.5819		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(holding company)	(BRAZIL)			0.0329		TIM PARTICIPAÇÕES S.A.

MEDIA BUSINESS UNIT

BEIGUA S.r.l.	ROME	EUR	51,480	51.0004		PERSIDERA S.p.A. (former TELECOM ITALIA MEDIA BROADCASTING S.r.l.)
(purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	(ITALY)

PERSIDERA S.p.A. (former TELECOM ITALIA MEDIA BROADCASTING S.r.l.)	ROME	EUR	21,428,572	70.0000		TELECOM ITALIA MEDIA S.p.A.
(purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	(ITALY)

TELECOM ITALIA MEDIA S.p.A.	ROME	EUR	15,902,324	71.6909	75.4553	TELECOM ITALIA S.p.A.
(development and sale of products in the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	(ITALY)			2.1417	2.2557	TELECOM ITALIA FINANCE S.A.

TIMB2 S.r.l.	ROME	EUR	10,000	99.0000		PERSIDERA S.p.A. (former TELECOM ITALIA MEDIA BROADCASTING S.r.l.)
(management of the right of use of TV frequencies)	(ITALY)			1.0000		TELECOM ITALIA MEDIA S.p.A.

OTHER OPERATIONS

EMSA Servizi S.p.A. (in liquidation)	ROME	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services management)	(ITALY)

OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(TURIN—ITALY)

OLIVETTI GESTIONI IVREA S.r.l.	IVREA	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
(real estate services)	(TURIN—ITALY)

PURPLE TULIP B.V.	AMSTERDAM	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(NETHERLANDS)

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(GERMANY)

TELECOM ITALIA FINANCE IRELAND Ltd	DUBLIN	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
(finance company)	(IRELAND)

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
(finance company)	(LUXEMBOURG)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
(holding company)	(NETHERLANDS)

TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA Ltda	SAO PAULO	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
(telecommunications and promotional services)	(BRAZIL)

TIAUDIT COMPLIANCE LATAM S.A. (in liquidation)	RIO DE JANEIRO	BRL	1,500,000	69.9996		TELECOM ITALIA S.p.A.
(internal auditing)	(BRAZIL)			30.0004		TIM BRASIL SERVICOS E PARTICIPACOES S.A.

TIERRA ARGENTEA S.A.	BUENOS AIRES	ARS	20,831,773	83.1225		TELECOM ITALIA INTERNATIONAL N.V.
(investments holding company)	(ARGENTINA)			16.8775		TELECOM ITALIA S.p.A.

Subsidiaries consolidated held for sale

MICRO SISTEMAS S.A.	BUENOS AIRES	ARS	760,000	99.9900		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0100		NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.	BUENOS AIRES	ARS	68,008,550	78.3784	100.0000	SOFORA TELECOMUNICACIONES S.A.
(holding company)	(ARGENTINA)

NUCLEO S.A.	ASUNCION	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
(mobile telephony services)	(PARAGUAY)

PERSONAL ENVIOS S.A.	ASUNCION	PYG	3,000,000,000	97.0000		NUCLEO S.A.
(financial services mobile)	(PARAGUAY)			2.0000		TELECOM PERSONAL S.A.

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	32.5000		TELECOM ITALIA S.p.A.
(holding company)	(ARGENTINA)			18.5000		TELECOM ITALIA INTERNATIONAL N.V.

TELECOM ARGENTINA S.A.	BUENOS AIRES	ARS	984,380,978	54.7417		NORTEL INVERSORA S.A.
(telecommunications services)	(ARGENTINA)			1.5463		TELECOM ARGENTINA S.A.

TELECOM ARGENTINA USA INC.	DELAWARE	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
(telecommunications services)	(USA)

TELECOM PERSONAL S.A.	BUENOS AIRES	ARS	1,552,572,405	99.9923		TELECOM ARGENTINA S.A.
(mobile telephony services)	(ARGENTINA)			0.0077		NORTEL INVERSORA S.A.

Associates and joint ventures accounted for using the equity method

AREE URBANE S.r.l. (in liquidation)	MILAN	EUR	100,000	31.6500		TELECOM ITALIA S.p.A.
(real estate)	(ITALY)			0.9700		TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance mediation)	(ITALY)

BALTEA S.r.l. (bankrupt)	IVREA	EUR	100,000	49.0000		OLIVETTI S.p.A.
(manufacture and sale of office equipment and computer and telecommunications services)	(TURIN— ITALY)

CONSORZIO ANTENNA COLBUCCARO	ASCOLI PICENO	EUR	180,000	22.3300		PERSIDERA S.p.A.
(installation, management and maintenance of one or more metal towers full of stations of hospitalization apparatuses)	(ITALY)

CONSORZIO E O (in liquidation)	ROME	EUR	30,987	50.0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

ECO4CLOUD S.r.l.	RENDE	EUR	19,532	3.5941		TELECOM ITALIA VENTURES S.r.l.
(development, manufacture and sale of innovative products and services with high technological value	(COSENZA-ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ITALTEL GROUP S.p.A.	SETTIMO MILANESE	EUR	825,695	34.6845	19.3733	TELECOM ITALIA FINANCE S.A.
(holding company)	(MILAN—(ITALY)

ITALTEL S.p.A.	SETTIMO MILANESE	EUR	2,000,000	(*)		TELECOM ITALIA S.p.A.
(telecommunications systems)	(MILAN—(ITALY)

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998		TELECOM ITALIA FINANCE SA
(technological platforms for the development of mobile Internet services)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

PEDIUS S.r.l.	ROME	EUR	137	16.7883		TELECOM ITALIA VENTURES S.r.l.
(delivery of specialized TLC applications, telecommunications services through telephone connections and VoIP services)	(ITALY)

TELELEASING—LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (in liquidation)	MILAN	EUR	9,500,000	20.0000		TELECOM ITALIA S.p.A.
(financial leasing of real estate and other assets)	(ITALY)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2.1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l. (in liquidation)	MILAN	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TM HOLDING NEWS S.p.A.	ROME	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)	(ITALY)

WIMAN S.r.l.	MATTINATA	EUR	17,281	7.9393		TELECOM ITALIA VENTURES S.r.l.
(development, management and implementation of platforms for the WiFi authentication on a social base)	(FOGGIA-ITALY)

Other significant investments

CEFRIEL S.r.l.	MILAN	EUR	100,350	11.6000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

DAHLIA TV S.p.A. (in liquidation)	ROME	EUR	11,318,833	10.0800		TELECOM ITALIA MEDIA S.p.A.
(pay-per-view services)	(ITALY)

CONSORZIO EMITTENTI RADIOTELEVISIVE	BOLOGNA	EUR	119,309	18.6000		PERSIDERA S.p.A.
(broadcasting activities)	(ITALY)

FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(finance company)	(ITALY)

ITALBIZ.COM Inc.	DELAWARE	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.
(Internet services)	(USA)

MIX S.r.l.	MILAN	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
(internet service provider)	(ITALY)

(*)	Associates over which Telecom Italia S.p.A. has significant influence pursuant to IAS 28 (Investments in associates and joint ventures).