Form 20-F
period 2015-12-31
TELECOM ITALIA S P A
filed 2016-04-14
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

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

Ordinary Shares 13,499,911,771

Savings Shares 6,027,791,699

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

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2015 of the Telecom Italia Group (including the notes thereto) included elsewhere herein.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy in the future;

•	a further deterioration of the economic environment in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy, Brazil and other countries in which we operate;

•	the impact of political developments in Italy, Brazil and other countries in which we operate;

•	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

Introduction

•

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	our ability to successfully implement our internet and broadband strategy;

•	our ability to successfully achieve our financial targets (including debt reduction);

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage any business transformation plans and reduce costs;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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

In addition, we use the measure “Accesses” when considering certain statistical and other data for our domestic Italian business. “Access” refers to a connection to any of the telecommunications services offered by the Group in Italy. The following are the main categories of accesses:

•

Physical Accesses: in the domestic fixed telephony business, includes retail accesses, as well as wholesale accesses directly managed by Telecom Italia, excluding OLOs, for which infrastructure is fully developed, and FWA-Fixed Wireless Accesses;

•

Broadband Accesses: in the domestic fixed telephony business, includes broadband retail accesses and broadband wholesale accesses directly managed by Telecom Italia and excludes OLO LLU and NAKED, satellite, full-infrastructured and FWA - Fixed Wireless Accesses. Broadband retail accesses are included as part of physical accesses;

•	Mobile accesses: number of lines.

Item 1. Identity of Directors, Senior Management and Advisers / Item 2. Offer Statistics and Expected Timetable

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. Key Information	Risk Factors

Item 3.    KEY INFORMATION

3.1    RISK FACTORS

In addition to the other information contained in this Annual Report, investors should carefully consider the risks described below before making any investment decision. The risks described below are not the only ones we face. Additional risks not known to us or that we currently deem immaterial may also impact our business and results of operations. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks, and investors could lose all or part of their investment.

We present below:

1)	our main objectives as set out in our 2016-2018 three-year strategic plan (the “2016-2018 Plan” or the “Plan”); and

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

On February 16, 2016, we presented our updated Plan, which, following up on the previous strategic plan, provides for an acceleration of investments over the Plan period, with the primary aim of ensuring long-term growth for the Group.

The main strategic priorities in the Domestic (Italian) Market are:

•	acceleration of investments, mainly those relating to innovative networks and services;

•	completing the transition from traditional telecommunications company to digital telecommunications & platform company, an enabler of the country’s digital life;

•	in the Mobile segment, Telecom Italia will aim to accelerate the penetration of smart devices and to market bundle offers that generate a higher ARPU;

•	in the Fixed segment, the Group plans to minimize the decrease of its customer base;

•	convergence continues to be central to the Group’s growth and innovative investments strategy;

•	strengthening the position in multimedia entertainment;

•	thanks to its ICT and cloud services, Telecom Italia also intends to continue helping Italian businesses enable their digital transformation process;

•	maintaining strong financial discipline.

The main strategic priorities in the Brazilian Market are:

•	strengthen Telecom Italia’s market position by leveraging network quality, innovation and customer experience;

•	protect value of prepaid customer base, shifting focus from lines market share to share of total revenue;

•	increase share of mid/high value customers;

•	shore up the corporate customer base;

•	sustain network investment through the adoption of a prioritized approach and focus on 4G;

•	focus on efficiency.

[1]	CoSO Report-ERM Integrated Framework 2004.

Item 3. Key Information	Risk Factors

Our ability to implement and achieve our strategic objectives and priorities may be influenced by certain factors, including those outside of our control. Such factors include:

•	a further deterioration of the economic environment in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy, Brazil and other countries in which we operate;

•	the impact of political developments in Italy, Brazil and other countries in which we operate;

•	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

•

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	our ability to successfully implement our internet and broadband strategy;

•	our ability to successfully achieve our financial targets (including debt reduction);

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Italy and Brazil;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage any business transformation plans and, as a consequence, reduce costs;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

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

STRATEGIC RISKS

Continuing weak global economic conditions, including the continuing weakness of the Italian economy over the past several years and deteriorating economic conditions in Brazil, have adversely affected our business and continuing global and European economic weakness could further adversely affect our business and therefore have a negative impact on our operating results and financial condition.

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

Item 3. Key Information	Risk Factors

In Brazil, the market is affected by a macroeconomic environment that continues to deteriorate, resulting in shrinking domestic demand, rising inflation, and a sharp depreciation of the Brazilian Real. Should key macroeconomic indicators continue to worsen, we may not be able to achieve our strategic objectives, which are linked to improvements in domestic demand.

Telecommunications operators generally have faced challenging markets in recent years, principally as a result of factors such as a decline in voice traffic and significant pricing pressures resulting from increased competition among the operators.

Continuing uncertainty about global economic conditions poses a significant risk as consumer and business customers postpone spending in response to tighter credit, negative financial news (including high levels of unemployment) or declines in income or asset values, which could have a material negative effect on the demand for our products and services. Economic difficulties in the credit markets and other economic conditions may reduce the demand for or the timing of purchases of our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our targets. Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.

Our strategy includes transitioning from a traditional telecommunications company to digital telecommunications & platform company: This strategy will require a broad review of Telecom Italia’s processes and operating model and consideration of external variables related to this transition. Realization times related to the transition may be greater than expected, resulting in lower and / or delayed cost savings.

Risks associated with Telecom Italia’s ownership chain

As of the date hereof, the largest single shareholder in the Company is Vivendi S.A. (“Vivendi”), which holds, directly and indirectly, a stake of approximately 24.90% of ordinary share capital. With a holding of this size, Vivendi can exercise significant influence over matters subject to a vote of the ordinary shareholders of the Company, such as nominations to the Board of Directors (the “Board”).

Competition Risks

Alternative infrastructure operators in Italy could pose a threat to us, particularly in the medium to long term.

The network development by Alt Net (“Alternative network operators”) on a standalone basis or through their partnership with the OLOs could adversely impact our businesses, assets and goodwill and, as a consequence, our economic and financial performance. In particular, the risks we face are:

•	increasing competition in the National Wholesale Market, with potential losses with respect to our customer base and revenues.

•	in geographical areas already affected by competition, a further loss of retail market share and, as a consequence, a loss of revenues;

•	loss of retail market share in areas where competitors have not historically focused.

Strong competition in Italy or other countries where we operate may further reduce our core market share for telecommunications services and may cause reductions in prices and margins thereby having a material adverse effect on our results of operations and financial condition.

Strong competition exists in all of the principal telecommunications business areas in Italy in which we operate. Competition has become even more acute in recent years with the entry of international operators, that compete directly with us in the Italian market.

Moreover, convergence has enabled lateral competition from Information Technology (or IT), over-the-top (or OTT), Media and Devices/Consumer Electronic players. This competition may further increase due to the consolidation and globalization of the telecommunications industry in Europe, including Italy, and elsewhere.

The emergence of alternative infrastructure operators could pose a threat to us, particularly in the long term.

Item 3. Key Information	Risk Factors

In 2015, price competition for traditional services in our core Italian market experienced a slowdown as compared to the prior two years. However, price competition in our principal lines of business has led, and could lead, to:

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

Although we continue to take steps to realize additional efficiencies and to rebalance our revenue mix through the continuing introduction of innovative and value added services, if any or all of the events described above should occur, the impact of such factors could have a material adverse effect on our results of operations and financial condition.

Continuing rapid changes in technologies could increase competition, reduce usage of traditional services or require us to make substantial additional investments.

We, like other operators, face increasing competition from non-traditional data services on new voice and messaging over-the-internet technologies, in particular over-the-top (“OTT”), applications, such as Skype, FaceTime and WhatsApp. These applications are often free of charge, other than for data usage, accessible via smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the internet, bypassing more expensive traditional voice and messaging services such as SMS which have historically been a source of significant revenues for fixed and mobile network operators such as Telecom Italia. With the growing share of smartphones, tablets and computers in Italy, as well as in Brazil, our principal international market, an increasing number of customers are using OTT applications services instead of traditional voice and SMS communications.

Historically, we have generated a substantial portion of our revenues from voice and SMS services, particularly in our mobile business in Italy, and the substitution of data services for these traditional voice and SMS volumes has had and is likely to continue to have a negative impact on our revenues and profitability.

In the long term, if non-traditional voice and messaging data services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in average revenue per user (“ARPU”) and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

We may be adversely affected if we fail to successfully implement our Internet and broadband/fiber strategy.

The continuing development of Internet and broadband services constitutes a strategic objective for us. We aim to increase the use of our networks in Italy and abroad to offset the continuing decline of traditional voice services. Our ability to successfully implement this strategy may be negatively affected if:

•	broadband coverage does not grow as we expect;

•	competition grows to include players from adjacent markets or technological developments introducing new platforms for Internet access and/or Internet distribution;

Item 3. Key Information	Risk Factors

•	we are unable to provide broadband/fiber connections superior to those of our competitors; and

•	we experience any network interruptions or related problems with network infrastructure.

Any of the above factors may adversely affect the successful implementation of our strategy, our business and results of operations.

Our business may be adversely affected if we fail to successfully implement our Information and Communications Technology (ICT) strategy.

We intend to continue focusing on Information Technology-Telecommunication (“IT-TLC”) convergence by addressing the ICT market, offering network and infrastructure management, as well as application management. In particular, as the market for cloud service continues to grow, the ICT market becomes a key element of our strategy.

We expect to experience increasing competition in this market as additional competitors (mainly telecommunications operators through acquisition and partnership with IT operators) also enter this market. If we fail to develop our market share or compete effectively, our revenues could be negatively affected.

Our business may be adversely affected if we fail to successfully implement our strategy with respect to “next generation networks” strategy.

One of our goals is to accelerate the roll-out of a new telecommunications network capable of providing customers with ultra-broadband connections, generally referred to as a next generation network (“NGN”).

However, implementation of ultra-broadband technologies is dependent on a number of factors, some of which are outside of our control, including the following:

•	obtaining the necessary regulatory permissions and authorizations, and winning the relevant contracts for installation of NGN lines;

•	our ability to apply innovative techniques in excavating for and laying fiber optic cables.

In areas not provided for under our development plan or where implementation of the ultra-broadband plan is conditioned upon the grant of public funds, in addition to those listed above, the following factor should be considered:

•	the allocation of public funds at a local level;

•	the fulfilment of the technical and economic conditions contained in the “Agreement on the methods of access to the cabinets of Telecom Italia”, signed by us, Fastweb and Infratel;

•	the fulfilment of the technical and economic conditions related to the EuroSUD (a European funding telematic counter) tenders awarded to us; and

•	the launch of the tenders for the grant of public funds in a time frame that is consistent with our projected timetable.

If we fail to achieve our objectives for the implementation of ultra-broadband coverage in a timely manner or at all, we may lose market share to our competitors in this strategically important segment, which may have adverse effects on the Group’s business, financial condition and results of operations.

We are subject to risks associated with political developments in countries where we operate.

Changes in political conditions in Italy and in other countries where we have made significant investments (particularly in countries where the political situation is less predictable than in Western Europe) may have an adverse effect upon our business, financial condition, results of operations and cash flows.

The Italian State is in a position to exert certain powers with respect to us.

In 2012, regulations relating to the special powers regarding strategic assets in the energy, transport and communications sectors were published and became effective (Law Decree n. 21 of March 15, 2012, adopted with modifications by Law n. 56 of May 11, 2012).

Item 3. Key Information	Risk Factors

Following enactment of such regulation, art. 3 of Presidential Decree n. 85 of March 25, 2014 identified the following as strategic assets in the communications sector:

(1)	dedicated networks and access to a public network for final customers in connection with metropolitan networks, service routers and long-distance networks;

(2)	assets used for the provision of access for final customers to services that fall within the obligations of universal service and broadband and ultra-broadband services;

(3)	dedicated elements, even if not in exclusive use, for connectivity (phone, data, video), security, control and management concerning fixed telecommunication access networks.

Presidential Decree n. 86 of March 25, 2014 sets out the procedures for handling of special powers in the communications sector.

As a result, the rules presently in force provide for:

•

the power of the Italian Government to impose conditions and possibly to oppose the purchase, under certain conditions, by non-EU entities, of controlling shareholdings in companies which hold the aforementioned type of assets. Until the end of the 15-day period from the notice of the purchase, within which conditions may be imposed, or the power to oppose the initiative exercised, the voting rights (and any rights other than the property rights) connected to shares whose sale entails the transfer of control, will be suspended. The same rights will be suspended in the case of any non-compliance with or breach of the conditions imposed on the purchaser, for the whole of the period in which the non-compliance or breach persists. Any resolutions adopted with the determining vote of said shares or holdings, as well as the resolutions or acts adopted that breach or do not comply with the conditions imposed, will be null and void;

•

a power of veto by the Italian Government (including in the form of imposition of prescriptions or conditions) over any resolution, act or transaction that has the effect of modifying the ownership, control or availability of said strategic assets or changing their destination, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets, or their assignment by way of guarantee. Resolutions or acts adopted breaching said prescriptions shall be null and void. The Government may also order the company and any other party to restore the antecedent situation at their own expense.

The exercise of such powers, or the right or ability to exercise such powers, could make a change of control transaction with respect to Telecom Italia (whether by merger or otherwise) more difficult to achieve, if at all, or discourage certain bidders from making an offer relating to a change of control that could otherwise be beneficial to shareholders.

OPERATIONAL RISKS

We face numerous risks in both the efficiency and effectiveness of resources allocation. Operational risks related to our business, include those resulting from inadequate internal and external processes, fraud, employee errors, failure to document transactions properly, loss or disclosure of critical or commercial sensitive data or personal identification information and systems failures. These events could result in direct or indirect losses and adverse legal and regulatory proceedings, and could harm our reputation and operational effectiveness.

We have in place risk management procedures designed to detect, manage and monitor at a senior level the evolution of these operational risks. However, there is no guarantee that these measures will be successful in effectively controlling the operational risks that we face and such failures could have a material adverse effect on our results of operations and could harm our reputation.

System and network failures could result in reduced user traffic and reduced revenue and could harm our reputation. In addition, our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with data protection legislation.

Our success largely depends on the continued and uninterrupted performance of our IT, network systems and of certain hardware and datacenters that we manage for our clients. Our technical infrastructure (including our

Item 3. Key Information	Risk Factors

network infrastructure for fixed-line and mobile telecommunications services) is vulnerable to damage or interruption from technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Unanticipated problems at our facilities, system failures, hardware and software failures, computer viruses and hacker attacks, as well as terrorist attacks against our infrastructure, which remains a target, could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could negatively affect our levels of customer satisfaction, reduce our customer base and harm our reputation.

In addition, our operations involve the processing and storage of large amounts of customer data on a daily basis and require an uninterrupted, accurate, permanently available, real-time and safe transmission and storage of customer and other data in compliance with applicable laws and regulations. The proper functioning of, including prevention of unauthorized access to, our networks, systems, computers, applications and data, such as customer accounting, network control, data hosting, cloud computing and other information technology systems is critical to our operations. We may be held liable for the loss, release, disclosure or inappropriate modification of the customer data stored on our equipment or carried by our networks. IT system failure, interruption of service availability, industrial espionage, cyber-attack or data leakage, in particular relating to customer data, could seriously limit our ability to service our clients, result in significant compensation costs for which indemnification or insurance coverage may be only partially available, result in a breach of laws and regulations under which we operate or lead to fines and could cause long-term damage to our business and reputation.

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

Item 3. Key Information	Risk Factors

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

If we, or another Group company, lose any of the legal proceedings to which we are a party, and are ordered to pay amounts greater than what we have recognized to cover potential liabilities, we may face adverse effects with respect to our and/or our Group’s operations, financial position, income statement and cash flows.

The final outcomes of those proceedings are generally uncertain. As of December 31, 2015, we had, on a consolidated basis, recognized potential liabilities of 595 million euros. In recognizing these liabilities, we took into consideration the risks connected with each dispute and the relevant accounting standards, which require reserves to be recognized where liabilities are probable and can be estimated reliably. The provisions represent an estimate of the financial risk connected with the particular proceedings, in line with the relevant accounting standards. Nonetheless, we may be obligated to meet liabilities linked to unsuccessful outcomes for proceedings that were not taken into consideration when calculating those reserves and the provisions made may not be sufficient to fully meet such obligations through use of our reserves. Such a development could have adverse effects on our business, financial position, results of operations and cash flows.

Risks associated with the internet usage by our customers could cause us losses and adversely affect our reputation.

Pursuant to applicable Italian regulation, we, as a host and provider of data transmission services, are required to inform competent authorities without delay of any alleged illegal or illicit activity of which we are aware by our customers. We must also provide the authorities with any information we have identifying such customers. Any failure to comply with this obligation could cause us to become involved in civil liability proceedings or could lead to an unfavorable public perception of our brand and services. Any such event could result in direct or indirect losses or legal and/or regulatory proceedings directed against us and could materially harm our reputation.

We are exposed to the risk of labor disputes, in particular as a result of our plan to restructure our labor costs.

We are currently undertaking a restructuring of portions of our workforce in an effort to better align increased standards of service and expanded expertise with greater efficiency in our personnel costs. To that end, on September 7, 2015, we entered into a union agreement that provides for a number of different measures to enable us to manage our workforce in line with our business plan. These measures include employment support schemes (e.g., the introduction of reduced hours and wages), known as “contratti di solidarietà”, voluntary relocation, early retirement measures and re-training.

In addition, on September 21, 2015 and October 27, 2015, we entered into agreements that provide for voluntary relocation and employment support schemes.

Relations between us and our workers/trade unions are not usually adversarial and strikes or protests involving a majority of workers are not common, but such occurrences carry a moderate risk of disruptions in work and/or reduced service. Generally, such occurrences would negatively impact customers.

FINANCIAL RISKS

Our leverage is such that deterioration in cash flow can change the expectations of our ability to repay our debt and the inability to reduce our debt could have a material adverse effect on our business. Continuing volatility in the international credit markets may limit our ability to refinance our financial debt.

As of December 31, 2015, our consolidated gross financial debt was 37,090 million euros, compared to 37,054 million euros on December 31, 2014. Our consolidated net financial debt was 28,475 million euros as of December 31, 2015, compared to 28,021 million euros on December 31, 2014. Our high leverage continues to be

Item 3. Key Information	Risk Factors

a factor in our strategic decisions as it has been for a number of years and the reduction of our leverage remains a key strategic objective. As a result, however, we are reliant on cost cutting and free cash flow to finance critical technology improvements and upgrades to our network, although we are taking steps to raise additional capital to support critical investment.

Due to the competitive environment and continuing weak economic conditions, there could be deterioration in our income statement and statement of financial position measures used by investors and rating agencies in determining our credit quality. Ratios derived from these same separate income statement and statement of financial position measures are used by the rating agencies, such as Moody’s, Standard & Poor’s (S&P), and Fitch, which base their ratings on our ability to repay our debt.

Although rating downgrades do not have an immediate impact on outstanding debt, except for outstanding debt instruments that specifically contemplate taking ratings into account for determining interest expense, or on its relative cost to us, downgrades could adversely impact our ability to refinance existing debt and could increase costs related to refinancing existing debt and managing our derivatives portfolio.

Factors which are beyond our control such as deterioration in performance of the telecommunications sector, unfavorable fluctuations in interest rates and/or exchange rates, further disruptions in the capital markets, particularly debt capital markets, and, in a broader sense, continuing weakness in general economic conditions at the sovereign level could have a significant effect on our ability to reduce our debt and refinance existing debt through further access to the financial markets. Because debt reduction is one of our strategic objectives, failure to reduce debt could be viewed negatively and could adversely affect our credit ratings.

The management and development of our business will require us to make significant further capital and other investments. If we are unable to finance our capital investment as described above, we may need to incur additional debt in order to finance such investment. Our future results of operations may be influenced by our ability to enter into such transactions, which in turn will be determined by market conditions and factors that are outside our control. In addition, if such transactions increase our leverage, it could adversely affect our credit ratings.

Fluctuations in currency exchange and interest rates and the performance of the equity markets in general may adversely affect our results.

In the past, we have made substantial international investments, significantly expanding our operations outside of the Euro zone, particularly in Latin America.

Our non-current operating assets are located as follows:

•

Italy: as of December 31, 2015 and December 31, 2014, respectively, 46,117 million euros (87.9 percent of total non-current operating assets) and 44,110 million euros (85.3 percent of total non-current operating assets); and

•

Outside of Italy: as of December 31, 2015 and December 31, 2014, respectively, 6,357 million euros (12.1 percent of total non-current operating assets) and 7,618 million euros (14.7 percent of total non-current operating assets). Non-current operating assets outside of Italy are primarily denominated in Brazilian Real.

We generally hedge our foreign exchange exposure but do not cover conversion risk relating to our foreign subsidiaries. According to our policies, the hedging of the foreign exchange exposure related to the financial liabilities is mandatory. Movements in exchange rates of the Euro relative to other currencies (particularly the Brazilian Real) may adversely affect our consolidated results. A rise in the value of the Euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations in those countries and, therefore, may adversely affect our operating results or financial position.

In addition, we have raised, and may raise in an increasing proportion in the future, financing in currencies other than the Euro, principally the U.S. dollar and British pound. In accordance with our risk management policies, we generally hedge the foreign currency risk exposure related to non-Euro denominated liabilities, through cross-currency and interest rate swaps.

Item 3. Key Information	Risk Factors

Furthermore, as of December 31, 2015 and December 31, 2014, 30 and 40 percent, respectively, of our consolidated gross debt was subject to the accrual of interest at floating rates, net of derivative instruments hedging such risks. As of December 31, 2015, and December 31, 2014, we had derivative contracts in place for the management of our interest rate risk, including interest rate swaps, for notional amounts of 3,689 million euros and 5,320 million euros, respectively. Any changes in interest rates that have not been adequately hedged by derivative contracts may result in increased financial liabilities in connection with our floating rate debt, which may have adverse effects on the results of our operations and cash flows.

An increase of sovereign spreads, and of the default risk it reflects, in the countries where we operate, may affect the value of our assets in such countries.

We may also be exposed to financial risks such as those related to the performance of the equity markets in general, and, more specifically, risks related to the performance of the share price of Group companies.

COMPLIANCE RISKS

Because we operate in a heavily regulated industry, regulatory decisions and changes in the regulatory environment could materially adversely affect our business.

Our fixed and mobile telecommunications operations, as well as our broadband services, are subject to regulatory requirements in Italy and our international operations are subject to regulation in their host countries. In Italy, we are the only operator subject to universal service obligations, which require us to provide fixed line public voice telecommunications services in non-profitable areas. As a member of the EU, Italy has adapted its regulatory framework for electronic communications services to the framework established by the EU Parliament and Council.

Pursuant to this regulatory framework, the Italian regulator in charge of supervising the telecommunications, radio and television broadcasting sectors (Autorità per le Garanzie nelle Comunicazioni—“AGCom”) is required to identify operators with “Significant Market Power” (“SMP”) in the relevant markets subject to regulation. On the basis of market analyses proceedings (“Market Analyses”), AGCom imposes on Telecom Italia the remedies necessary to safeguard competition. Current remedies are mainly focused on the regulation of Telecom Italia’s wholesale business, while the regulation of retail markets has been largely withdrawn, with the exception of price tests on retail access offers (for telephone, broadband and ultra-broadband access).

Within this regulatory framework, the main risks we face include:

•	lack of predictability concerning both the timing of the regulatory proceedings and their outcome;

•	AGCom decisions with retroactive effects (e.g., review of prices of past years following an administrative judgment); and

•	underestimation by AGCom of the permitted regulatory return on capital invested.

A new “round” of Market Analyses should be conducted by AGCom every three years, in order to cope with the evolutions of market conditions and technology developments and set the rules for the subsequent three-year period. Meeting this schedule by AGCom is necessary to provide proper regulatory certainty and predictability.

However, the regulatory review process is not always carried out following the required schedule. For example, the third round of Market Analyses for the access markets was expected to be concluded at the beginning of 2013, in order to set the rules for the period 2013-2015. However, the third round was concluded in December 2015, producing a ruling for the period 2014-2017. This approach created a high level of uncertainty for market operators and this uncertainty led to uncertainties about the “willingness to invest”.

In addition, in the interconnection market, AGCom launched the third round of Market Analyses for fixed termination rates in April 2015 and as of April 8, 2016 the market analysis process is still in progress.

Regulatory uncertainty and regulatory changes imposed on us not only can adversely impact our revenues, but can also make it difficult to make important investment decisions. Regulation is a key factor in evaluating the likelihood of return on investments and therefore in deciding where to invest.

Item 3. Key Information	Risk Factors

Moreover, rules and economic conditions are also uncertain and unstable due to a high level of disputes among operators that challenge AGCom decisions before Administrative Courts.

For example, the Council of State (Consiglio di Stato) published a number of judgments on fixed and mobile termination rates, as well as on wholesale access prices following complaints by some alternative operators. According to these judgments, AGCom has conducted a review of already established decisions that were considered to be closed (e.g., 2010-2012 access charges, leading to a change in the regulation and in prices, with retroactive effects).

Also, the Italian Antitrust Authority (Autorità Garante per la Concorrenza ed il Mercato—“AGCM”) may intervene in our business, setting fines and/or imposing changes in our service provision operating processes and in our offers. For example, on March 27, 2013, AGCM initiated a proceeding about an alleged anti-competitive agreement among the companies providing network maintenance services to us, possibly aimed at artificially raising the underlying costs. Subsequently, AGCM extended the proceeding to us in order to determine whether we were involved in the agreement. We proposed a number of undertakings in order to make clear the correctness of our behavior. These proposed commitments included, inter alia, providing information, implementing of new procedures and certain additional measures. However, AGCM did not accept these undertakings. AGCM made its final decision on December 16, 2015 and imposed a fine of approximately 21.5 million euros on us. We appealed the decision to the Administrative Tribunal of Lazio (TAR) on February 22, 2016.

In December 2015, we began implementation of a new model that includes a number of structural changes in the provision of our bottleneck access services (on both copper and fiber networks), aimed at meeting the requirements and recommendations stated by AGCom, AGCM, our Supervisory Board (Organo di Vigilanza per la Parità di Accesso) and the Supreme Administrative Court (Consiglio di Stato) (the “New Equivalence Model”). The New Equivalence Model will improve the current equality of access guarantees by means of a greater symmetry in organization, processes, information systems and databases for the provision of bottleneck access services in order to decrease future regulatory and competition risks.

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

Many of our activities require authorizations from governmental authorities both in Italy and abroad. These authorizations specify the types of services the operating company holding such authorization may provide. The continued existence and terms of our authorizations are subject to review by regulatory authorities and to

Item 3. Key Information	Risk Factors

interpretation, modification or termination by these authorities. Although authorization renewal is not usually guaranteed, most authorizations do address the renewal process and terms that may be affected by political and regulatory factors.

Many of these authorizations are revocable for public interest reasons. In addition, our current authorizations to provide networks and services require that we satisfy certain obligations, including minimum specified quality levels, service and coverage conditions. Failure to comply with these obligations could result in the imposition of fines or even in the revocation or forfeiture of the authorization. In addition, the need to meet scheduled deadlines may require us to expend more resources than otherwise budgeted for a particular network build-out.

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

Our mobile communications business may be harmed as a result of these alleged health risks. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability. In addition, although Italian law already imposes strict limits in relation to transmission equipment, these concerns may cause regulators to impose greater restrictions on the construction of radio base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services and may require additional investments.

We face the risk that our organizational policies and procedures embodied in the organizational model prepared pursuant to Legislative Decree 231/2001 may fail to prevent certain officers and employees from engaging in unlawful conduct, for which we would be jointly liable.

We have put in place an organizational model pursuant to Legislative Decree 231/2001, in order to create a system of rules capable of preventing certain forms of unlawful conduct by senior management, executives and employees generally that might result in liabilities for us. The organizational model has been adopted by us and our Italian subsidiaries.

The organizational model is continuously reviewed and must be kept updated to reflect changes in operations and in the regulatory environment. We have established a 231 steering committee to prepare and consider proposals for changes to the model, for submission to the Board for approval.

Notwithstanding the existence of this model or any updates that we may make to it, there can be no assurances that the model will function as designed, or that it will be considered adequate by any relevant legal authority. If the model is inadequate or deemed to be so, and we were held liable for acts committed by our senior management, executives and employees or are found otherwise non-compliant with the requirements of the legislation, we may be ordered to pay a fine, our authorizations, licenses or concessions may be suspended or revoked, and we may be prohibited from conducting business, contracting with the Italian public administration, or advertising goods and services. Such developments would have adverse effects on our business, results of operations, financial condition and cash flows.

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.0859, using the last noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2015.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2011 to 2015 and for the beginning of 2016 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015	1.2015	1.0524	1.1096	1.0859
2016 (through April 8, 2016)	1.1430	1.0743	1.1067	1.1406

Monthly Rates	High	Low	Average(1)	At Period end
October 2015	1.1437	1.0963	1.1228	1.1042
November 2015	1.1026	1.0562	1.0727	1.0562
December 2015	1.1025	1.0573	1.0889	1.0859
January 2016	1.0964	1.0743	1.0855	1.0832
February 2016	1.1362	1.0868	1.1092	1.0868
March 2016	1.1390	1.0845	1.1134	1.1390
April 2016 (through April 8, 2016)	1.1430	1.1374	1.1394	1.1406

(1)	Average of the rates for each month in the relevant period.

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

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data set forth below are consolidated financial data of the Telecom Italia Group as of and for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011, which have been extracted or derived, with the exception of amounts presented in U.S. dollars, financial ratios and statistical data, from the Consolidated Financial Statements of the Telecom Italia Group prepared in accordance with IFRS as issued by IASB and which have been audited by the independent auditor PricewaterhouseCoopers S.p.A.

In 2015, the Group applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2015, described in the “Note—Accounting Polices” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 3. Key Information	Selected Financial And Statistical Information

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2015(*)	2015(*)	2014(*)	2013(*)	2012(*)(**)	2011(*)(**)
	(millions of U.S. dollars, except percentages, ratios, employees and per share amounts)(1)	(millions of euros, except percentages, ratios, employees and per share amounts)
Separate Consolidated Income Statement Data:
Revenues	21,412	19,718	21,573	23,407	25,759	26,772

Operating profit (loss)	3,215	2,961	4,530	2,718	1,709	(1,190)

Profit (loss) before tax from continuing operations	485	447	2,347	532	(293)	(3,253)

Profit (loss) from continuing operations	50	46	1,419	(579)	(1,379)	(4,676)
Profit (loss) from Discontinued operations/Non-current assets held for sale	663	611	541	341	102	310

Profit (loss) for the year	713	657	1,960	(238)	(1,277)	(4,366)

Profit (loss) for the year attributable to Owners of the Parent(2)	(78)	(72)	1,350	(674)	(1,627)	(4,811)

Capital Expenditures	5,643	5,197	4,984	4,400	4,639	5,556

Financial Ratios:
Operating profit (loss)/Revenues (ROS)(%)	15.0%	15.0%	21.0%	11.6%	6.6%	n.s.
Ratio of earnings to fixed charges(3)	1.17	1.17	2.18	1.27	0.84	(0.53)

Employees, average salaried workforce in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	61,553	61,553	59,285	59,527	62,758	63,137
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	15,465	15,465	15,652	15,815	15,806	15,232

Basic and Diluted earnings per Share (EPS)(4):
Ordinary Share	0.00	0.00	0.06	(0.03)	(0.08)	(0.25)
Savings Share	0.00	0.00	0.07	(0.03)	(0.08)	(0.25)

Dividends:
per Ordinary Share(5)	—	—	—	—	0.020	0.043
per Saving Share(5)	0.0299	0.0275	0.0275	0.0275	0.031	0.054

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2015	2015	2014	2013	2012	2011
	(millions of U.S. dollars, except employees)(1)	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	77,351	71,232	71,551	70,220	77,555	83,886

Equity:
Equity attributable to owners of the Parent	19,123	17,610	18,145	17,061	19,378	22,790
Non-controlling interests	4,043	3,723	3,554	3,125	3,634	3,904

Total Equity	23,166	21,333	21,699	20,186	23,012	26,694

Total Liabilities	54,185	49,899	49,852	50,034	54,543	57,192

Total Equity and liabilities	77,351	71,232	71,551	70,220	77,555	83,886

Share capital(6)	11,565	10,650	10,634	10,604	10,604	10,604

Net financial debt(7)	30,921	28,475	28,021	27,942	29,053	30,819

Employees, number in the Group at year-end, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	65,867	65,867	66,025	65,623	83,184	84,154
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)	16,228	16,228	16,420	16,575	—	—

	As of December 31,
	2015	2014	2013	2012	2011
	(thousands)
Statistical Data:
Domestic (Italy) Business Unit
Physical accesses(8)	19,209	19,704	20,378	21,153	21,712
Of which physical accesses (retail)	11,742	12,480	13,210	13,978	14,652
Broadband accesses	8,890	8,750	8,740	8,967	9,089
Of which retail broadband accesses	7,023	6,921	6,915	7,020	7,125
Mobile lines	30,007	30,350	31,221	32,159	32,227

Brazil Business Unit
Mobile lines(9)	66,234	75,721	73,431	70,376	60,083

(*)

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. The agreements made in connection with this transaction were subsequently modified in October 2014. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), starting with the fourth quarter of 2013, the Sofora—Telecom Argentina group has been treated as Discontinued operations/Non-current assets held for sale. On March 8, 2016, the Telecom Italia Group completed the sale of Sofora—Telecom Argentina group (for further details please see the Note “Events Subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report). The 2012 and 2011 comparative data have been appropriately restated.

(**)

Starting from 2012, the Telecom Italia Group early adopted and retrospectively applied revised IAS 19 (Employee Benefits); therefore, the comparative figures for 2011 have been restated on a consistent basis. The adoption of IAS 19 does not have any effect on the Group’s statement of financial position other than for certain reclassifications under “Equity”.

(1)	For the convenience of the reader, Euro amounts for 2015 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2015, of €1.00 = 1.0859 U.S.$.

Item 3. Key Information	Selected Financial And Statistical Information

(2)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means Telecom Italia S.p.A.

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

•

14,889,773,009 for the year ended December 31, 2015 (such number includes the ordinary shares expected to be issued by Telecom Italia upon the conversion of the mandatory convertible bonds issued by Telecom Italia Finance S.A.);

•

14,851,386,060 for the year ended December 31, 2014 (such number includes the ordinary shares expected to be issued by Telecom Italia upon the conversion of the mandatory convertible bonds issued by Telecom Italia Finance S.A.);

•

13,571,392,501 for the year ended December 31, 2013 (such number includes the ordinary shares expected to be issued by Telecom Italia upon the conversion of the mandatory convertible bonds issued by Telecom Italia Finance S.A.);

•	13,277,621,082 for the year ended December 31, 2012; and

•	13,264,375,078 for the year ended December 31, 2011.

–	Savings Shares was:

•	6,026,677,674 for the year ended December 31, 2015;

•	6,026,120,661 for the years ended December 31, 2014, 2013, 2012 and 2011.

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

(5)

Subject to approval, at the Annual Shareholders’ Meeting to be held on May 25, 2016, Telecom Italia’s dividend coupons for the year ended December 31, 2015, will be clipped on June 20, 2016, and will be payable from June 22, 2016.

(6)	Share capital represents share capital issued net of the accounting par value of treasury shares; accounting par value is the ratio of total share capital and the number of issued shares.

(7)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2015—5.2.3 Non-GAAP Financial Measures”.

(8)	Excludes full-infrastructured OLOs and FWA-Fixed Wireless Access.

(9)	Starting from 2014, data also includes company lines (active SIM cards used by the TIM Brasil group and its employees). The comparative data for the prior years have been appropriately restated.

Item 3. Key Information	Dividends

3.4    DIVIDENDS

The determination of our future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to our earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time.

The following table sets forth the dividends per Ordinary Share and per Savings Share declared by Telecom Italia with respect to each of the last five fiscal years and the aggregate dividends paid in such years. Actual dividends paid are rounded to the nearest whole cent. No ordinary share dividend is being paid for the year ended December 31, 2015.

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)
2011	0.0430	0.0563	575.30	0.0540	0.0707	325.41
2012	0.0200	0.0260	267.59	0.0310	0.0403	186.81
2013	—	—	—	0.0275	0.0377	165.72
2014	—	—	—	0.0275	0.0299	165.72
2015(2)	—	—	—	0.0275	0.0314	165.76

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. For the year ended December 31, 2015, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on April 8, 2016.

(2)

Subject to approval at the Annual Shareholders’ Meeting to be held on May 25, 2016. Telecom Italia’s dividend coupons for its Savings Shares for the year ended December 31, 2015, will be clipped on June 20, 2016, and will be payable from June 22, 2016.

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

Item 4.    INFORMATION ON THE TELECOM ITALIA GROUP

4.1     BUSINESS

4.1.1    BACKGROUND

The legal name of the company is Telecom Italia S.p.A. and it is also known commercially under the brand “Tim”. Shareholders at the Annual Shareholders Meeting to take place on May 25, 2016 will be proposed an amendment to the company’s bylaws, so that the company be also and alternatively named “TIM S.p.A.”.

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

After the effectiveness of the demerger of Telco S.p.A. (previously the largest shareholder of Telecom Italia and whose investors were Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Telefónica S.A.) on June 24, 2015, Vivendi S.A. (“Vivendi”), an integrated media and content group based in France, increased its ownership stake in Telecom Italia to 14.9% of Ordinary Shares, becoming our largest shareholder. In the following months, Vivendi has increased its shareholding in the Company and, as of October 22, 2015, Vivendi held, directly and indirectly, 20.03% of the ordinary share capital of Telecom Italia.

At the Shareholders’ Meeting held on December 15, 2015, Vivendi’s proposal to enlarge the Board of Directors of Telecom Italia from 13 to 17 members was approved, and four new Directors presented by Vivendi were appointed.

In December 2015 and February 2016, Vivendi further increased its shareholding in Telecom Italia, and, as of April 8, 2016, it holds, directly and indirectly, 24.90% of Ordinary Shares. Vivendi does not hold Savings Shares (or Savings Share ADSs). Vivendi does not have different voting rights in meetings of ordinary shareholders of Telecom Italia.

See “Item 7. Major Shareholders and Related-Party Transactions” for a description of the existing shareholder arrangements.

4.1.2    DEVELOPMENT

On February 16, 2016, Telecom Italia presented its 2016–2018 Plan. The 2016-2018 Plan sets out the primary strategic objectives of the Telecom Italia Group over the next three years as well as a number of strategic priorities to achieve these objectives.

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

The principal changes in the scope of consolidation in 2015 are as follows:

•

INWIT S.p.A.—Business Unit Domestic: was established in January 2015 and in June 2015, the initial public offering for the ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A. was successfully completed;

Item 4. Information On The Telecom Italia Group	Business

•	Alfabook S.r.l.—Business Unit Domestic: on July 1, 2015 Telecom Italia Digital Solutions S.p.A. acquired 100% of the Alfabook S.r.l., which consequently entered the Group’s scope of consolidation;

•	TIM Real Estate S.r.l.—Business Unit Domestic: was established in November 2015.

With the exception of the INWIT initial public offering, these changes did not have a significant impact on the Consolidated Financial Statements of the Telecom Italia Group at and for the year ended December 31, 2015.

The principal changes in the scope of consolidation in 2014 were as follows:

•	Telecom Italia Ventures S.r.l. – Domestic Business Unit: was established in July 2014;

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

For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2015—5.2.2. Business Segment” and “Note—Scope of Consolidation” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Following is a summary description of the Telecom Italia group’s principal geographical business areas.

Domestic Business Area

Telecom Italia operates as the consolidated market leader in Italy in providing telephone and data services on fixed-line and mobile networks for final customers (retail) and other operators (wholesale).

The Telecom Italia Sparkle group develops fiber optic networks for wholesale in Europe, the Mediterranean and South America.

INWIT S.p.A. was formed in 2015. The company operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, for Telecom Italia and other operators.

Olivetti operates in the area of office products and services for information technology (“IT”). It carries out solution provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

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

At December 31, 2015 the Telecom Italia Group had approximately 11.7 million physical accesses (retail) in Italy, a decrease of 0.7 million compared to December 31, 2014, within a market context characterized by a continuing trend of customers replacing fixed lines with mobile, resulting in a continuing fall in fixed line accesses.

The Wholesale customer portfolio in Italy was approximately 7.5 million accesses for telephone services at December 31, 2015 (an increase of 0.2 million accesses as compared to December 31, 2014).

Item 4. Information On The Telecom Italia Group	Business

The broadband portfolio in Italy was 8.9 million accesses at December 31, 2015 (consisting of approximately 7.0 million retail accesses and 1.9 million wholesale accesses), substantially stable compared to December 31, 2014 (8.8 million accesses).

In addition, the Telecom Italia Group had approximately 30.0 million mobile telephone lines in Italy at December 31, 2015, a decrease of approximately 0.3 million compared to December 31, 2014.

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

At December 31, 2015, the Telecom Italia Group had 66.2 million mobile telephone lines in Brazil (75.7 million at December 31, 2014).

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2015

For a description of disposals and acquisitions of significant equity investments in 2015 please see “Note —Scope of consolidation” and “Note—Investments” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5    RECENT DEVELOPMENTS DURING 2016

For a description of recent developments please see “Item 8. Financial Information—8.2 Legal Proceedings” and “Note—Events Subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.6    OVERVIEW OF THE TELECOM ITALIA GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the Telecom Italia Group’s Business Units as of December 31, 2015:

Item 4. Information On The Telecom Italia Group	Business

(*)

Main subsidiaries: Telecom Italia S.p.A., INWIT S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., TI Digital Solutions S.p.A. (merged into Olivetti S.p.A. on January 1, 2016), HR Services S.r.l. and TI Information Technology S.r.l.

(**)	The merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed on September 30, 2015.

For further details about companies which are part of the various Business Units, please see Note “List of companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

For the revenues, operating profit (loss) and number of employees of the Telecom Italia Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.2 Results of operations for the three years ended December 31, 2015—5.2.5 Business unit financial data”.

4.1.7    UPDATED STRATEGY

Strategic Priorities and Objectives for the 2016–2018 Plan

On February 16, 2016, Telecom Italia presented its updated 2016–2018 three-year strategic plan (the “Plan”), which, following up on the previous strategic plan, provides for an acceleration of investments over the Plan period, with the primary aim of ensuring long-term growth for the Group.

The Plan includes the following strategic priorities over the next three years:

Domestic (Italian) market

The main strategic priorities in the Domestic (Italian) Market are:

•

acceleration of investments, mainly those relating to innovative networks and services. Telecom Italia intends to increase coverage of the country with next generation networks and aims to reach, by the end of 2018, 84% of the population with fiber optics and 98% of the population with the LTE (4G) mobile network, asserting its position as an infrastructure development and digitization leader in the country;

•

completing the transition from traditional telecommunications company to digital telecommunications & platform company, an enabler of the country’s digital life: a business model based on innovative infrastructure and excellent customer service, increasingly aimed at disseminating premium services and digital content within a customizable platform, accessible anywhere and on any device;

•

in the Mobile segment, in a competitive context characterized by greater attention to quality and a constant increase in the use of data, Telecom Italia will aim to accelerate the penetration of smart devices and to market bundle offers that generate a higher ARPU;

•	in the Fixed segment, the Group plans to minimize the decrease of its customer base, mainly through the acceleration in the adoption of fiber optics;

•

convergence continues to be central to the Group’s growth and innovative investments strategy. Using its network infrastructure, the Group aims to offer premium services to customers via an integrated platform;

•	strengthening the position in multimedia entertainment, which includes activities, among others, in the field of video, music, gaming and publishing;

•

thanks to its ICT and cloud services, Telecom Italia also intends to continue helping Italian businesses enable their digital transformation process, with a differentiated approach depending on customer base characteristics, aiming to achieve a distinctive positioning in the vertical markets which our management deems to be of major interest;

•

the Plan is also characterized by strong financial discipline, supported by efforts to increase efficiency, the sale of a share in Inwit, the increase in equity resulting from redemption of the Mandatory Convertible Bonds, as well as completion of the sale of Telecom Argentina, which occurred on March 8, 2016 (for further details, please see the Note “Events Subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report).

Item 4. Information On The Telecom Italia Group	Business

Brazil

The main strategic priorities in the Brazilian Market are:

•	strengthen Telecom Italia’s market position by leveraging network quality, innovation and customer experience;

•	protect value of prepaid customer base, shifting focus from lines market share to share of total revenue;

•	increase share of mid/high-value customers;

•	shore up the corporate customer base;

•	sustain network investment through the adoption of a prioritized approach and focus on 4G;

•	focus on efficiency.

There can be no assurance that these objectives will actually be achieved. See “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”.

Item 4. Information On The Telecom Italia Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

Following the resignation as Chief Executive Officer of Mr. Marco Patuano, the Telecom Italia Board of Directors announced that the Company and Marco Patuano reached an agreement to terminate Mr Patuano’s relationship as an employee and Director effective March 22, 2016. In line with the succession plan previously adopted, the Board of Directors conferred CEO powers to the Executive Chairman Giuseppe Recchi on an interim basis. On March 30, 2016, the Board of Directors of Telecom Italia, chaired by Giuseppe Recchi, and in agreement with the considerations of the Nomination and Remuneration Committee—appointed Flavio Cattaneo as Chief Executive Officer, giving him executive powers.

For further details, please see Note “Events subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere herein.

The following diagram highlights the organizational structure of the Telecom Italia Group as of March 30, 2016:

Item 4. Information On The Telecom Italia Group	Business Units

4.2    BUSINESS UNITS

4.2.1    Domestic

Since 2014, the operations of Olivetti group have been consolidated under the Domestic Business Unit. This presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the Italian market.

The Domestic Business Unit operates as the consolidated market leader in providing voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

INWIT S.p.A. was formed in 2015. The company operates in the electronic communications infrastructure business, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks for Telecom Italia and other operators.

Olivetti operates in the area of products and services for Information Technology. It carries out solution provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

The Domestic Business Unit is organized as follows as of December 31, 2015:

(*)

Main subsidiaries: Telecom Italia S.p.A., INWIT S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., TI Digital Solutions S.p.A. (merged into Olivetti S.p.A. on January 1, 2016), HR Services S.r.l. and TI Information Technology S.r.l.

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

Item 4. Information On The Telecom Italia Group	Business Units

•	Other (INWIT S.p.A. and Support Structures): includes:

•

INWIT S.p.A.: since April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks for Telecom Italia and other operators;

•

Other Operations: covering technological innovation and processes of development, engineering, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes, and assurance for customer services; development of the information technology strategy, guidelines and plan; customer care, operating credit, loyalty and retention activities, sales within its remit, and administrative management of customers;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

The organizational change initiated within Telecom Italia in November 2015, involving the establishment of the Wholesale Function through the progressive integration of the Open Access and National Wholesale Services Functions, is in the process of being implemented.

•

International Wholesale—Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and Internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

•

Olivetti: operates in the sector of office products and services for IT. It carries out solution provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. Following approval of the restructuring plan of the Olivetti group on May 11, 2015 the business lines for which the plan contemplates a process leading to their disposal through divestment or termination have been included under Other Operations, beginning on January 1, 2015.

❖	MARKETING CHANNELS AND DISTRIBUTION

At December 31, 2015, as a result of the customer-centric approach, Telecom Italia utilized the following sales structure for each of its customer segments:

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

Consumer customers are managed by several channels focused on volume and value acquisitions, including:

•

the “Push” Channel consisting of an outbound telephone channel called “Telesales” with a network of 23 partners having a total of approximately 3,500 operators and the “Agent” channel with 100 Direct Agents and a network of 60 partners with approximately 1,000 sales agents;

•

the “Pull” channel: consisting of the retail network of shops, dealers and large retailers, amounting to a total of approximately 5,300 retail points of sale (at December 31, 2015). Points of sale are geographically widespread and they are of different types: direct (flagship stores and 4G mall stores); franchisee; monobrand; multibrand; organized and specialized large-scale distribution.

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

Item 4. Information On The Telecom Italia Group	Business Units

which includes the most important Private and Public Sector companies and is managed only through the direct sales channel. The remaining four manage Strategic, Large, Medium and Small customers at the regional level and include both the indirect and direct sales channels.

•	Indirect Sales Channel

The business distribution channels are made up of:

•	“BP—Business Partner” channel (approximately 72): a network focused on standard offers (Small market) with about 1,500 agents;

•	“ISP—Ict sales partner” channel (approximately 82): a network organized geographically focused on VAS and ICT products with 220 agents;

•	Outbound Call Center: 9 partners focused on specific canvass and customer loyalty activities;

•	Senior Agent: 114 Agents focused on medium enterprise customers;

•	Shops: some specific shops (approximately 2,500) offering business products and assistance.

•	Direct Sales Channel

At the end of 2015 around 720 sales staff had a dedicated portfolio to manage and develop, supported by pre sales and post sales teams. The main activities include:

•	offering the whole range of services (fixed and mobile voice and data, ICT services and products);

•	promoting and managing a 360 degree relationship with the customer, providing support and assistance.

•	National Wholesale Services

The National Wholesale Services (“NWS”) division manages relationships with approximately 380 other telecommunications operators, who can be both customers and competitors of Telecom Italia. These customers purchase Telecom Italia network and professional services to build services for their own customers.

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

Item 4. Information On The Telecom Italia Group	Business Units

❖    CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2015	2014	2013
DOMESTIC FIXED
Physical accesses (thousand)(1)	19,209	19,704	20,378
Of which retail physical accesses (thousand)	11,742	12,480	13,210
Broadband accesses in Italy at year-end (thousand)(2)	8,890	8,750	8,740
Of which retail broadband accesses (thousand)	7,023	6,921	6,915
Network infrastructure in Italy:
access network in copper (millions of km—pair, distribution and connection)	115.6	115.2	114.9
access and carrier network in optical fiber (millions of km—fiber)	10.4	8.3	6.7
Total traffic:
Minutes of traffic on fixed-line network (billions):	76.9	84.2	91.2
Domestic traffic	62.5	68.9	75.8
International traffic	14.4	15.3	15.4
Broadband traffic (PBytes)(3)	4,126	3,161	2,533
DOMESTIC MOBILE
Number of lines at year-end (thousand)	30,007	30,350	31,221
Change in lines (%)	(1.1)	(2.8)	(2.9)
Churn rate (%)(4)	23.4	24.2	30.4
Total traffic:
Outgoing retail traffic (billions of minutes)	43.6	42.7	41.0
Incoming and outgoing retail traffic (billions of minutes)	66.1	62.7	57.5
Mobile browsing volumes (PBytes)(5)	182.6	133.9	98.1
Average monthly revenues per line(6) (euro)	12.1	12.1	13.1

(1)	Excludes full-infrastructured OLOs and FWA-Fixed Wireless Access.

(2)	Excludes OLO LLU and NAKED, satellite, full-infrastructured and FWA Fixed Wireless Access.

(3)	DownStream and UpStream traffic volumes.

(4)	The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(5)	National traffic excluding roaming.

(6)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2015 that may have a significant impact on the operation of the Domestic Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

❖	COMPETITION

The market

In 2015, the Italian telecommunications market continued the trend, which started in the second half of 2014, of a slowdown in the competitive pressure that had been characterized by a significant use of pricing as a lever. As a consequence, there has been a slowdown of the ongoing decline in the traditional service components, particularly voice traffic.

The key element in the evolution of the market continues to be the increased penetration of broadband and ultra-broadband, particularly mobile, facilitated also by the greater spread of next-generation handsets.

Item 4. Information On The Telecom Italia Group	Business Units

The competition in the TLC market continues to be characterized by the following trends: the TLC market has opened the field to competition from non-traditional operators (in particular Over the Top companies (“OTTs”) and producers of electronic and consumer devices); on the other hand, telecommunication operators have the opportunity to develop new “over the network” services (mainly in the IT and Media fields).

Therefore, for telecommunications operators, in addition to facing competition from other traditional operators in the sector, including mobile virtual operators (“MVOs”), which has the greatest impact on market trends, there has also been increased competition from OTTs and device producers that operate entirely in the digital world.

As a result, the business models of legacy telecommunications operators have had to change to meet the challenges posed by new entrants and to exploit new opportunities:

•

in Media, with the Web becoming increasingly important as a complementary distribution, broadcasters are increasingly under pressure from OTTs and from telecommunications and consumer electronics companies;

•

in the IT market, the decline of traditional revenues is driving various players toward cloud computing, with the goal of protecting market share in their core businesses. Telecommunications operators are expected to strengthen in this sector, including through partnerships;

•

in the Consumer Electronics market, producers can develop services that can be used through the Internet, building on handset ownership and management of the user experience, breaking the relationship between customers and TLC operators;

•	OTTs have, for some time now, been leading the transformation of the methods of use of TLC services (including voice), increasingly integrating them with Media and IT.

Conversely with regard to the positioning of the telecommunications operators in converging markets, there are a number of aspects at different levels of evolution:

•	the development of innovative services in the IT market, specifically in cloud services;

•	the development of new Digital Services, particularly referring to Entertainment (e.g., TV over IP), Smart Home, Digital Advertising, Mobile Payments and Digital Identity.

Competition in Fixed-Line Telecommunications

The fixed-line telecommunications market continues to see a significant decline in access and voice revenues due to the reduction in the number of accesses and rates and to the progressive shift of voice traffic to mobile. Additionally, data transmission revenues have continued to decline. On the other hand, broadband revenue has grown. In recent years, operators have been primarily focused on increasing broadband penetration and on voice business protection through the introduction of bundled voice, broadband and services deals, in a highly competitive environment that has created pricing pressure.

The evolution of the competitive product offering has also been influenced by consolidation, among competitors, of an approach based on the control of infrastructure (above all Local Loop Unbundling (“LLU”)). The main fixed operators are also offering mobile services, including as MVOs.

Competition in the Italian fixed telecommunications market is characterized by the presence, in addition to Telecom Italia, of a number of operators such as Wind-Infostrada, Fastweb, Vodafone, BT Italia and Tiscali, that have different business models focused on different segments of the market.

In 2015, the migration of customers from fixed-line to mobile telephony services continued, as well as the migration to alternative communications solutions (Voice Over IP, messaging applications and social network chat). This shift has been facilitated by the use of the Internet, the spread of broadband, personal computers and other connected devices and the enhanced quality of service.

At December 31, 2015, fixed accesses in Italy numbered approximately 20.2 million (including full-infrastructured OLOs and FWA-Fixed Wireless Access), a decline from 2014. The competition in the access market has led to a gradual reduction in Telecom Italia’s market share.

In the broadband market, at December 31, 2015, fixed broadband customers in Italy reached a penetration rate on fixed accesses of about 74%.

Item 4. Information On The Telecom Italia Group	Business Units

The spread of broadband services is driven not only by the penetration of personal computers and of other connected devices (e.g., Smart TV), but also by the growing demand for speed and access to new IP-based services (Content—particularly Video, social networking services, Voice over IP, etc.).

Competition in Mobile Telecommunications

The mobile market, saturated and mature in its traditional component of voice services, has continued to experience a decline in the number of lines. This development may be associated with a rationing by customers of second and third SIM cards. As of December 31, 2015, mobile lines in Italy numbered about 92.7 million, down by about 1.7% compared to 2014. However, penetration rates remain high at about 152% of the population).

The decreasing trend in revenues from components of traditional services such as voice and messaging continues, due to the competition among TLC operators and to the growing expansion of “communication apps”. However, in 2015, this trend has recorded a progressive improvement compared to 2013 and the first half of 2014. Mobile broadband continues to grow and, though it is unable to offset the drop in revenues from traditional services, represents the main strategic and business opportunity for the mobile TLC industry, also due to the launch of LTE ultra-broadband.

In 2015, the growth in mobile broadband customers continued, thanks to the development of the small screen component, with a high penetration rate on mobile lines, mainly due to the increasing spread of smartphones.

Alongside innovative services that have already been introduced and are under full-scale development, as in the case of mobile apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as Internet of Things (the network of physical objects—devices, vehicles, buildings and other items—embedded with electronics, software, sensors, and network connectivity that enables these objects to collect and exchange data) and mobile payment.

Competition in the Italian mobile telecommunications market is mainly characterized by the presence of Telecom Italia and of the other operators who own their networks (Vodafone, Wind, H3G). Moreover, in August 2015, VimpelCom and CK Hutchinson announced an agreement for a joint venture between Wind and 3 Italia, subject to the required regulatory approvals.

In addition to these operators, the field also includes MVOs, among which PosteMobile is the most important player. These operators continue to enjoy significant growth rates as compared to network operators.

4.2.2    BRAZIL

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the TIM Brasil group which offers mobile services using UMTS, GSM and LTE technologies. With the acquisitions of 700MHz and 2.5GHz radiofrequencies, the focus is on speeding up the development of 3G and 4G networks. Moreover, with the acquisitions of Intelig Telecomunicações in 2009 and of Tim Fiber RJ and Tim Fiber SP in 2011 (now merged into Tim Celular S.A.), the portfolio of services was expanded by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

Item 4. Information On The Telecom Italia Group	Business Units

The Tim Brasil group’s services cover an area which includes around 95% of Brazil’s urban population. Tim Brasil group has approximately 66.2 million mobile lines which cover each of the Brazilian states and the Federal District. As of December 31, 2015, the market combined penetration reached approximately 126% of the Brazilian population and its combined market share totaled approximately 25.7%.

Since the Tim Brasil group began operating in the Brazilian market, its intention has been to provide its customers with innovative services based on a state-of-the-art technology. This goal has been reached with the provision of services through a robust 3G network in addition to a fast growing state-of-the-art Fourth Generation (4G) network.

The table below sets forth, for the periods indicated, the number of mobile lines of the Brazil Business Unit:

	As of and for the years ended December 31,
	2015	2014	2013
Number of lines at year-end (thousands)(*)	66,234	75,721	73,431
MOU (minutes/months)(**)	119.5	135.8	147.7
ARPU (Reais)	16.7	17.7	18.6

(*)	Estimates. Data includes company lines (active SIM cards used by the TIM Brasil group and its employees). The comparative data for prior year have been appropriately restated.

(**)	Net of visitors.

❖	MARKETING

With the rapid change in the profile of consumption of telecommunications services by Brazilian users, TIM Brasil continued its efforts to innovate its offerings for all customer segments (Prepaid, Control and Postpaid) effectively eliminating different rates for calls within and outside the TIM Brasil network. This effort is intended to increase the convenience of the company’s voice and data bundles in all segments. TIM Brasil took this step in order to reduce the usage of multiple SIM cards per user. This change aims to help TIM Brasil protect and increase the value of the prepaid customer base, where the company continues to be a leader, and grow its base of postpaid customers by providing more complete voice and data offers at reasonable prices, which could stimulate usage growth.

Although still preliminary, the first results of TIM Brasil’s new offers are very encouraging in terms of attracting new clients, generating new gross additions, increasing ARPU and meeting projected margin targets. These new offers are helping to improve the results of Mobile Number Portability relative to all other operators, across customer segments, beginning from the launch month of the new portfolio.

❖	DISTRIBUTION

As of December 31, 2015, we had more than 13.1 thousand points of sales through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 182 of TIM Brasil’s own stores. In addition to these retail stores, TIM Brasil customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers, totaling more than 328,000 points of sale throughout Brazil.

For the corporate market, TIM Brasil has more than 465 third-party business partners focused on serving small and medium-size companies and a direct sales force team of 95 employees focused on large companies.

In order to serve the customer base of over 66.2 million customers, TIM Brasil maintains 16 customer care centers comprising around 14 thousand customer service representatives. Moreover, TIM Brasil has continuously invested in alternative customer service channels, developing solutions based on interactive voice response and self-service and mobile applications for iOS and Android.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments which occurred in 2015 that may have an economic impact on the Brazil Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

Item 4. Information On The Telecom Italia Group	Business Units

❖	COMPETITION

At the end of 2015, the Brazilian mobile market reached 257.8 million lines, 22.9 million lines (or 8.2%) lower than at the end of 2014, and a penetration rate of 125.7% of the population (138% in 2014). Consequently the churn rate in 2015 was 59.1% (49.6% in 2014).

* * *

Agreement for the sale of telecommunications towers

On November 21, 2014, TIM Brasil agreed to enter into a sale and leaseback transaction with American Tower do Brasil Cessão de Infraestruturas Ltda., or American Tower, pursuant to which TIM Brasil will sell to American Tower a maximum of 6,481 of its telecommunications towers for a total price of approximately 3 billion reais, and will lease back portions of those towers pursuant to a Master Lease Agreement, or MLA.

As of December 31, 2015, three tranches were transferred on: April 29, September 30 and December 16, 2015. A total of 5,483 towers (84.6% of the total) were transferred, and 2,498 million reais was received in cash. For further details please see “—4.6 Description of Property, Plant and Equipment”.

4.2.3    MEDIA

Media operates through Persidera in the management of Digital Multiplexes, as well as in the provision of accessory services and digital signal broadcasting platforms to third parties.

Acquisition of control of Rete A S.p.A.

On June 30, 2014, Telecom Italia Media (TI Media) and Gruppo Editoriale L’Espresso (Espresso group) completed the business combination of the digital terrestrial network operator businesses controlled by Persidera S.p.A. (new name of Telecom Italia Media Broadcasting S.r.l.) and Rete A S.p.A. (Rete A), respectively.

The merger of Rete A into Persidera was completed on December 1, 2014.

The merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed at the close of business on September 30, 2015, effective retroactively on January 1, 2015 for accounting and tax purposes.

As of December 31, 2015, the Business Unit was organized as follows:

At December 31, 2015, the three Digital Multiplexes of Persidera S.p.A. had reached a population coverage of 95.8% of the Italian population. The coverage of the two Digital Multiplexes of the former Rete A was 93.4% and 93.7%, respectively.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2015 that may have an economic impact on Media Business Unit, please see “Item 4. Information On The Telecom Italia Group—4.3 Regulation”.

4.2.4    Discontinued Operations/Non-Current assets Held For Sale (Sofora—Telecom Argentina group)

On March 8, 2016, the Telecom Italia Group completed the sale of Sofora—Telecom Argentina group (for further details please see the Note “Events Subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report).

Item 4. Information On The Telecom Italia Group	Business Units

As of December 31, 2015, the Sofora-Telecom Argentina group was organized as follows (the main companies are indicated):

(*)	Holding companies.
(**)

Non-operating companies. The company’s general ordinary and extraordinary shareholder’s meeting held on April 21, 2015 (second tranche) approved the amendment of its corporate purpose. The company is currently analyzing new business opportunities to be developed.

The operations in Argentina were carried out in two major areas. Voice, data and Internet services (provided through Telecom Argentina) and mobile services (provided through Personal). In Paraguay, there was only a mobile operation (through Núcleo and its subsidiary Personal Envíos).

4.2.5    COMPETITION

We face competition in all of our businesses.

For details please see “Item 4. Information on the Telecom Italia Group—4.1 Business—4.1.7 Updated Strategy”, “Item 4. Information on the Telecom Italia Group—4.2.1 Domestic” and “Item 4. Information on the Telecom Italia Group—4.2.2 Brazil”.

Item 4. Information On The Telecom Italia Group	Regulation

4.3    REGULATION

4.3.1    THE EU REGULATORY FRAMEWORK

Telecom Italia’s operations within the European Union (“EU”) are subject to the EU framework on electronic communications regulation, which includes directives, regulations, recommendations and communications. As a Member State of the EU, Italy is required to transpose directives issued by the EU into national legislation. The regulations adopted by the European Commission (“EC”) have general application and are binding and directly applicable in each Member State without the need of further national implementation. Recommendations and communications, on the other hand, are not legally binding although they have to be taken into account by each Member State.

The European Commission (“EC”) began liberalizing the telecommunications market in the late 1980s and early 1990s. In Italy, as well as in all the main EU Member States, liberalization opened up competition for public voice telephony and public network infrastructure in 1998. National Regulatory Authorities (“NRAs”), independent bodies tasked with regulating and supervising the telecommunications sector and compliance with the EU framework, were created. In Italy, this body is known as the Autorità Garante per le Comunicazioni (“AGCom”).

The growing convergence between telecommunications, broadcasting and information technology led to a first revision and consolidation of the EU Regulatory Framework in 2002. Five Directives (the directives “Framework”, “Access and Interconnection”, “Authorization”, “Universal Service and Users’ Rights” “Privacy and Data Protection”), regulating all forms of fixed and wireless telecommunications, data transmission and broadcasting were adopted.

This legal framework was revised a second time in 2007, with the aim of defining a more consistent framework for the sector. The revision of the framework implemented in 2007 established a set of rules composed by the “Better Regulation Directive” (Directive 2009/140/EC, amending the “Framework”, “Access” and “Authorization” directives) and the “Citizens’ Rights Directive” (Directive 2009/136/EC amending the “Universal Service” and “E-Privacy” directives and the Regulation 2006/2004 on Consumer Protection Cooperation) and by Regulation no. 1211/2009, establishing the Body of European Regulators for Electronic Communications (“BEREC”), a body with consultative tasks. The new EU telecommunication rules were adopted on December 18, 2009, to be transposed into national laws by May 25, 2011.

The revised directives were transposed into the Italian legal framework by means of the “Legge Comunitaria 2010”; the Italian Government was delegated to adopt the measures to transpose the revised directives. The Legislative Decrees of May 28, 2012 (nos. 69 and 70) transposing the EU 2009 regulatory framework entered into force on June 1, 2012.

A Recommendation on “relevant product and service markets susceptible of ex ante regulation” completes this set of legal instruments with the definition of a list of relevant markets. The Recommendation “identifies those product and service markets whose characteristics may be such as to justify the imposition of regulatory obligations set out in specific directives” (EC explanatory note of October 9, 2014). The Recommendation currently in effect (no. 2014/710/UE) was published on October 9, 2014, following updates in 2003 and 2007. The number of relevant markets subject to ex ante regulation has been reduced over time from 18 to 4, following the growth of the competition in the whole sector (see “Market Analyses”).

The EC adopted in 2010 a Communication, the “Digital Agenda for Europe” (the “DAE”), fixing the long-term strategies of the EU for Broadband distribution and development. The DAE sets a list of objectives in terms of Broadband coverage, service availability and degree of utilization by customers to be reached in 2013 and 2020.

In parallel the EC undertook many interventions on the regulation aimed at removing any regulatory obstacle to reach the goals of DAE.

In September 2013, the EC published a Recommendation “on consistent non-discrimination obligations and costing methodologies to promote competition and enhance the broadband investment environment” (no. 2013/5761). The Recommendation recommends to impose the Equivalence of Input (“EoI”) for the application of the regulatory remedy of non-discrimination and defines the criteria to lift price regulation of New Generation Access Network (“NGAN”) wholesale services when the following conditions are satisfied: (a) application of the

Item 4. Information On The Telecom Italia Group	Regulation

principle of the EoI, (b) ability to technically and economically replicate retail offers and (c) presence of significant competitive constraints exerted by the legacy copper access network or by alternative networks.

The appropriate level of return on capital to be included in regulated wholesale prices for operators investing in new high-speed networks is of fundamental importance to reach the objectives of the Digital Agenda. The EC wants to grant operators regulatory consistency and predictability to incentivize efficient investment and innovation.

The principle of cost recovery to be utilized by the NRA must respect the principle that prices will “ensure that operators can cover efficiently incurred costs and receive an appropriate return on invested capital” (Recommendation no. 2013/5761).

During 2013, the EC also began revising the regulatory context concerning: harmonization of the radio spectrum, rights of end users, net neutrality and intra-EU mobile roaming (the “Telecom Single Market Regulation” or “TSM Regulation”). After lengthy negotiations among the European Institutions and reduction of its scope, the TSM Regulation was approved in November 2015, covering intra-EU international roaming and Net Neutrality (see below).

The TSM Regulation, approved in November 2015, introduces new rules on intra-EU roaming by amending the roaming Regulation no. 531/2012 (the so-called “Roaming III Regulation”), which entered into force on July 1, 2012.

On May 6, 2015 the EC presented the Digital Single Market (DSM) Strategy for Europe.

The DSM Strategy sets out 16 key actions under 3 pillars which the EC will deliver by the end of 2016:

1.

Better access to digital goods and services across Europe for consumers and businesses: breaking down of barriers to EU cross-border e-Commerce (e.g., differences in contract law among Member States, unjustified geo-blocking, high tariffs for cross-border parcel delivery, copyright rules and different VAT regimes);

2.

Creating the right conditions and a level playing field for advanced digital networks and innovative services to flourish: promotion of high-speed, secure and trustworthy infrastructure and content services, supported by appropriate regulatory conditions for investment, fair competition and a level playing field;

3.

Maximizing the growth potential of the digital economy: promotion of investment in ICT infrastructure and technology, such as Cloud computing and Big Data, and research and innovation to boost industrial competiveness, better public services, inclusiveness and skills.

The review of the regulatory framework for electronic communications is one of the 16 actions of the DSM Strategy and a key element for creating the right conditions for digital networks and services to flourish (second pillar of the Strategy).

The EC carried out a public consultation from September 11 to December 7, 2015. The public consultation focused on the original instruments for the regulatory framework (i.e., Framework Directive, Access Directive, Authorization Directive, Universal Service Directive), including the BEREC Regulation. The e-Privacy Directive (to be reviewed after the General Data Protection Regulation is adopted), the EU Roaming Regulation and the Broadband Cost Reduction Directive are not included.

The consultation covers all three main pillars of the framework, namely:

(a)	the network pillar, intended to ensure a consistent and predictable regulatory environment that is supportive for infrastructure investments in both fixed and wireless networks;

(b)	the service pillar, intended to foster a modern regulatory regime for electronic communication services in a world of diverse online services, and

(c)	the governance pillar, intended to ensure that markets are regulated in a consistent manner across the EU, including with respect to access to spectrum.

The review will be preceded by a Regulatory Fitness and Performance Program (REFIT) evaluation aimed at assessing whether the current regulatory framework is “fit for purpose”.

Item 4. Information On The Telecom Italia Group	Regulation

The EC will present a legislative proposal to the European Parliament and EU Council in the second half of 2016.

The new framework will have to be subsequently transposed in the national legislation, therefore new rules will apply beyond 2020.

❖	International Roaming: current rules

The Roaming III Regulation provides for the following measures applicable to roaming services within the EU (extended to European Economic Area countries):

1.	transparency measures, such as information SMS to customers on the applied retail tariffs;

2.	the adoption of retail and wholesale price caps for voice, SMS and data services;

3.

the unbundling/decoupling of the roaming services from the domestic services starting from July 2014 (decoupling solution). With the decoupling solution, the customer can buy roaming services separately from domestic services from an alternative roaming provider, which can be a Mobile Network Operator (“MNO”), a Mobile Virtual Network Operators (“MVNO”) or a reseller; and

4.	the obligation to provide wholesale roaming access to MNO/MVNO/resellers at regulated prices.

The price caps established under the Roaming III Regulation are:

at wholesale level:	ROAMING III
	July 1, 2012	July 1, 2013	July 1, 2014
Voice (eurocents/min)	14	10	5
SMS (eurocents/sms)	3	2	2
DATA (eurocents/MB)	25	15	5

at retail level:	ROAMING III
	July 1, 2012	July 1, 2013	July 1, 2014
Voice out (eurocents/min)	29	24	19
Voice in (eurocents/min)	8	7	5
SMS (eurocents/sms)	9	8	6
DATA (eurocents/MB)	70	45	20

In December 2012, the EC published the implementing regulation (EU n. 1203/2012), indicating Single International mobile subscriber identity (“IMSI”—reselling of all roaming services) and Local Break Out (“LBO”—direct access to roaming data services of the visited network) as the decoupling solutions to be implemented by MNOs.

❖	New rules introduced by the TSM Regulation on International Roaming

The TSM Regulation provides for the abolishing of any roaming service surcharge on top of domestic service prices for a limited traffic quantity, defined according to “fair use” rules, to be defined by the European Commission by the end of 2016.

For intra-EU traffic exceeding the fair use limits, operators will be allowed to levy a surcharge on top of domestic tariffs; such surcharge will be capped at the wholesale caps defined in the Roaming III Regulation.

From April 2016 (when the TSM provisions will start to apply) to June 2017, pending the review of the wholesale market required to make the “Roam Like at Home” regime economically sustainable, operators will be allowed to levy a surcharge on top of domestic tariffs (wholesale caps defined in the Roaming III Regulation) for all intra-EU roaming traffic.

The TSM Regulation abolishes the decoupling obligations according to the Single IMSI model (i.e., separate selling of roaming services from domestic mobile services) introduced by the Roaming III Regulation.

Item 4. Information On The Telecom Italia Group	Regulation

❖	New rules introduced by the TSM Regulation on Net Neutrality

The TSM Regulation introduces new rules on Net Neutrality, which will apply starting in April 2016. In particular, the TSM Regulation:

•

establishes the right of end-user access to distribute information and content, use and provide applications and services and use terminal equipment of their choice and forbids internet service providers from blocking or slowing down specific content, applications or services, except in a very limited set of circumstances;

•

allows reasonable traffic management aimed at improving the quality of the network based on objectively different technical quality of service requirements for specific categories of traffic. However, such traffic management must be transparent, non-discriminatory and proportionate and it must not be based on commercial considerations;

•

allows operators to offer services, other than internet access services, that are optimized for specific content, applications or services only if the network capacity is sufficient to provide them in addition to any internet access services provided and the offering of such services is not to the detriment of the availability or general quality of internet access services for end-users; and

•	allows commercial practices such as “zero rating”[2], subject to monitoring by the National Regulatory Authority.

The TSM Regulation also places additional transparency obligations on providers of internet access services in addition to those already included in the 2009 Electronic Communications Regulatory Framework. Contracts for internet access services must include:

1.	information on how applied traffic management measures could impact the quality of internet access, end-users’ privacy and the protection of personal data;

2.	explanation as to how any volume limitation, speed and other quality of service parameters may in practice impact internet access;

3.	explanation as to how any specialized services, to which the end-user subscribes, might in practice have an impact on the same end-user’s internet access services;

4.	for fixed networks: explanation of minimum, maximum and advertised download and upload speeds of internet access services;

5.	for mobile networks: the estimated maximum and advertised download and upload speed of internet access services; and

6.

explanation of the remedies available to consumers in case of any continuous or regularly occurring discrepancy between the actual and contractually agreed on performance of the internet access service.

4.3.2    THE ITALIAN REGULATORY FRAMEWORK

❖	The legal Basis

The legal basis for the electronic communications sector in Italy is as follows:

•	the “Electronic Communications Code” (“ECC”), which transposed into national law the EU Access, Authorization, Framework and Universal Service directives;

•	the “Data Protection Code”;

•

the “Consolidated Law on Radio-Television” containing the principles regulating the organization of radio-television system and its convergence with different means of interpersonal and mass communications;

[2]

Zero-rating (also called toll-free data or sponsored data) is the practice of mobile network operators (MNO), mobile virtual network operators (MVNO), and Internet Service Providers (ISP) not to charge end customers for data used by specific applications or internet services through their network, in limited or metered data plans. It allows customers to use provider-selected content sources or data services like an app store, without worrying about bill shocks, which could otherwise occur if the same data was normally charged according to their data plans and volume caps. This has especially become an option to market 4G networks, but has also been used in the past for SMS or other content services.

Item 4. Information On The Telecom Italia Group	Regulation

•

Law 36 of February 22, 2001 aimed at protecting the population from the effects of the exposure to electric, magnetic and electromagnetic fields and the decree of the President of the Council of Ministers (Decreto del Presidente del Consiglio dei Ministri; the “DPCM”) of July 8, 2003, which sets up “Exposure limits, attention values and quality goals to protect the population against electric, magnetic and electromagnetic fields generated by frequencies between 100 KHz and 300 GHz”;

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

•

Legislative Decree no. 21/2014 (implementation of Directive 2011/83/UE on consumers’ rights) defining the rules for distance contracts, with specific reference to the right of withdrawal and the acquisition of consumer’s express consent to be bound to the contract. Furthermore the Decree attributes to the Antitrust Authority (Autorità Garante della Concorrenza e del Mercato; the “AGCM”) the evaluation of sanctions for unfair commercial practices;

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

•

Law no. 183/2014 (Legislative decree of the Italian “Jobs Act”) and its implementing Decree no. 148/2015, setting forth measures to reform the labor market and safety nets in order to secure a generational turnover;

•

Decree of December 2, 2014 of the Ministry of Environment, implementing the Decree Law no. 179/2012, setting forth certain guidelines in the area of electromagnetic emissions. Two further decrees on this matter are expected to be published;

•	Law no. 115 of 2015 (European Law 2014), amending the contribution fees paid to AGCom by the Operators;

•	Law no. 124 of 2015 (Law on the restructuring of the Public Administration) establishing a reduction of payments to Operators for the mandatory services of the Judicial Authority; and

•

Law no. 208/2015 (“Legge di stabilità 2016”) setting forth measures of specific interest in the communication sector concerning: i) the creation of the “Fund for the Radio Spectrum re-organization” within the Ministry of Economic Development (“MISE”); ii) the setting of the charges for the right of use of the digital television frequencies applied to the local and national operators; and iii) the tender for the frequencies 3.6—3.8 Ghz (C-band for fixed wireless and LTE).

The MISE is responsible for general policy in the electronic communications sector and AGCom is responsible for ensuring fair competition and protecting customers in the telecom market.

Item 4. Information On The Telecom Italia Group	Regulation

❖	The Italian regulatory framework

In July 2008, Telecom Italia proposed to AGCom several commitments related to its access network (“Undertakings”) aimed at integrating and strengthening the non-discrimination obligations (imposed by AGCom since 2002) amongst Telecom Italia’s own retail divisions and other operators providing wholesale access network services.

AGCom approved Telecom Italia’s Undertakings, which are divided into 14 main “Groups” and pursue the following goals:

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

At the beginning of 2008, Telecom Italia created its Open Access department, a separate operating unit focusing its activities on the implementation of the Undertakings. To ensure equal treatment for its own retail divisions and those of the Operators (“internal-external equal treatment”), Telecom Italia undertook a set of initiatives focused on three main areas:

•	technical-organizational domain for the solutions and for the improvement of the internal delivery processes;

•	cultural-behavioral domain providing for a Code of Conduct and for intensive training activities, carried out in order to spread the principles of internal-external equal treatment; and

•	economic-regulatory domain regarding the service contracts and the transfer charges adopted to implement equality of economic treatment.

The implementation of the Undertakings, their complexity and their impact on the stakeholders’ system, also required the creation of a governance system. In particular, the following bodies were set up: an independent supervisory body (the “Supervisory Board”); the AGCom Undertakings’ Monitoring Group for the monitoring of the work in progress (Gruppo per il Monitoraggio degli Impegni “GMI”), the Italian Office of Telecommunications Adjudicator (“OTA Italia”) whose mission is to prevent and settle disputes amongst Operators—and the Next Generation Network Committee submitting possible solutions to technical, organizational and economic issues raised by the transition to the Next Generation Network.

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

On November 5, 2015, Telecom Italia’s Board approved a “plan to introduce a new equivalence model, aimed at further strengthening the efficiency and effectiveness of the delivery (activation) and assurance (support) processes” for its wholesale access services.

The new equivalence model aims to put Telecom Italia’s sales divisions on equal footing, relative to one another and other operators, in order to achieve more effective internal and external equality of treatment and greater transparency in the management of line activation requests.

As an initial and immediate step in the process of implementing the equivalence model, Telecom Italia put in place an organizational structure that will affect Open Access and National Wholesale Services. Pursuant to this new organizational structure, these two functions will report hierarchically to the same manager of a newly created Wholesale department.

Item 4. Information On The Telecom Italia Group	Regulation

Telecom Italia intends to invest over 120 million euros to strengthen equality of access to its infrastructure. The process is expected to be implemented within 18 to 24 months, reflecting the most recent regulatory guidelines and providing for strong interaction among the various players in the ecosystem for the assessment of performance.

4.3.3    MARKET ANALYSES

The EU regulatory framework (Art. 16 of the Framework Directive) obliges National Regulatory Authorities to carry market analyses before imposing obligations on individual operators having a Significant Market Power (“SMP”) according to the specific EU guidelines.

According to art. 14.2 of the Directive “an undertaking is deemed to have SMP when, either individually or jointly with others, it enjoys a position equivalent to dominance, which is a position of economic strength providing the company itself with the power to behave, to an appreciable extent, independently of competitors, customers and ultimately consumers”. Market shares are normally used as a proxy for market power: while undertakings with market shares of no more than 25% are not likely to enjoy a (single) dominant position, single dominance concerns normally arise in the case of undertakings with market shares of over 40%. Market shares in excess of 50% are in themselves, except in exceptional circumstances, evidence of the existence of a dominant position.

The basis of the market analyses is the Recommendation on “relevant markets susceptible of ex ante regulation” which identifies the “relevant markets”. The first version of the Recommendation was adopted in 2003 and contained a list of 18 relevant markets. In 2007 the EC adopted the second version and reduced the number of markets to 7 (both retail and wholesale markets): retail access at a fixed location (market 1) and, at wholesale level, call origination at a fixed location (market 2); call termination at a fixed location (market 3): wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location (market 4); wholesale broadband access (market 5); wholesale terminating segments of leased lines (market 6) and voice call termination on mobile networks (market 7).

In October 2014, the EC adopted the third version which is currently in force and identifies only five wholesale markets susceptible to ex-ante regulation: call termination at fixed location (market 1), call termination on mobile networks (market 2), local access at fixed location (market 3a), central access at fixed location for mass-market products (market 3b), high-quality access at fixed location (market 4).

The market analyses carried out by NRAs are subject to the assessment of the EC which, to a certain extent, can challenge the NRAs’ findings, having a “veto power” on the definition of the market and on the identification of SMP operators. Vice-versa, the EC has no veto power for what concerns the imposition of the remedies, but can raise serious doubts following which the BEREC is requested to give an opinion. The EC, the BEREC and the NRA then must cooperate to find a solution within three months. Neither the EC nor BEREC are able to make a binding intervention. The NRA can decide not to amend or withdraw its decision on remedies but it must provide a “reasoned justification”.

Following a first round (2006-2007) and a second round (2007-2010) of market analyses, a third round was started by AGCom in 2012 (with two years of delay). As of April 8, 2016 the third round has not been completed. In particular, the market analyses of the fixed interconnection market are still ongoing, and with respect to the fixed access, the terminating segments of the leased lines markets and mobile call termination, the analyses were concluded in the second half of 2015 despite the proceedings being launched in September 2012, November 2013 and February 2014, respectively.

With respect to retail markets, despite the fact that they are not included in the current list of the EU relevant markets (Recommendation of 2014), the final AGCom decision of the market analysis on wholesale access markets, retained some obligations, such as the notification of retail charges prior to the commercial launch and the obligation to carry a replicability test of the retail offers (taking into account the most efficient network architecture that could be used by AltNets to compete in a specific context).

A description of the wholesale market analyses is summarized below together with the main recent developments regarding the electronic communications markets.

Item 4. Information On The Telecom Italia Group	Regulation

4.3.4    WHOLESALE MARKETS

❖	Wholesale fixed access markets

In September 2012, AGCom launched the third round of market analysis on wholesale and retail access markets (markets 1, 4 and 5 of 2007 Recommendation) to set the remedies to be applied to copper and fiber networks (Decision 390/12/CONS). In March 2013, AGCom published Decision 238/13/CONS, covering the period from 2014 to 2016, and, on February 13, 2015, submitted for public consultation a change of Decision 238/13/CONS, extending the covered period to 2017 (Decision 42/15/CONS).

On December 22, 2015, AGCom published the final Decision (623/15/CONS) on market analyses.

The main features relate to the following items:

•	Non-discrimination

The Decision provides for an increased level of non-discrimination. AGCom confirms the application of the Equality of Output (“EoO”) model with certain amendments. In particular, the Decision:

•	introduces strict Service Level Agreements (“SLA”) and penalties;

•	imposes specific access obligations to allow the provision of certain ancillary services, such as line activation and fault repair, by third parties in a competitive environment;

•	introduces a new set of quality-of-service key performance indicators and objectives (KPIs and KPOs);

•

simplifies and reduces certain differences, with respect to retail services, of the supply processes, e.g., by giving access to the same network and customer address databases (“equivalence of network information”) to various operators.

The decision also requires Telecom Italia to submit two options on the assurance and supply for the Local Loop Unbundling (“LLU”) and Sub-Loop Unbundling (“SLU”). This is a completely new obligation which may entail significant operative burdens and challenges. Specifically:

•	pursuant to the first option, Telecom Italia keeps the coordination role for the external maintenance companies and for their relationships with the other operators;

•

pursuant to the second option, the other operators may acquire full autonomy in the contractual relationships with external firms and, in addition, these firms may have direct access to Telecom Italia’s network and information systems.

➢	Price control and transparency

In the final decision, access service charges are cost oriented, according to the Bottom-Up Long Run Incremental Costs model based on Current Costs Accounting (“BU-LRIC CCA”) methodology and taking into consideration a value of the regulated WACC of 8.77% (reduced from the former value of 9.36%).

For purposes of determining the charges for NGA services, AGCom used the BU-LRIC model as defined in the decision n. 238/13/CONS with some methodological improvements to account for network typology, in particular Fiber to the Curb (“FTTC”) and Fiber to the Home (“FTTH”) accesses.

AGCom did not introduce any geographic differentiation for Virtual Unbundling of the Local Access (“VULA”) in terms of price and regulation. Moreover, Telecom Italia is now obliged to propose a Reference Offer for AGCom’s approval every year by July 31 for each wholesale service (the deadline for the issue of the Reference Offer has been anticipated of three months).

Item 4. Information On The Telecom Italia Group	Regulation

The following tables show the new economic conditions:

Service	2013/14	2015	2016	2017
LLU (euro/month/line)	8.68	8.61	8.61	8.61
SLU (euro/month/line)	5.79	5.57	5.43	5.3
SA (euro/month/line)	0.86	0.73	0.73	0.73
WLR POTS (euro/month/line)	11.14	11.06	11.06	11.06
WLR ISDN (euro/month/line)	13.78	13.67	13.67	13.67
Bitstream shared (euro/month/line)	6.74	4.96	4.63	4.29
Bitstream naked (euro/month/line)	15.14	13.59	12.8	12.46
VULA FTTC shared (30 Mbps) (euro/month/line)	13.94	7.92	7.90	7.88
VULA FTTC shared (50 Mbps) (euro/month/line)	13.94	9.73	9.68	9.63
VULA FTTC naked (30 Mbps) (euro/month/line)	20.63	13.58	13.42	13.27
VULA FTTC naked (50 Mbps) (euro/month/line)	20.63	15.38	15.20	15.02
VULA FTTH (100 Mbits/10 Mbits) (euro/month/line)	24.9	23.15	22.64	22.12
VULA FTTH (40 Mbits/40 Mbits) (euro/month/line)	34.53	32.08	31.36	30.65
VULA FTTH (100 Mbits/100 Mbits) (euro/month/line)	86.49	81.37	79.57	77.77

NGA wholesale physical access Monthly fees (euro)	2013 (approved) (*)	2014 as 2013	2015	2016	2017
Miniduct access—new infrastructures—(IRU 15 years euro/miniduct/meter)	10.60	10.60	10.1	9.61	9.11
Miniduct access—existing infrastructures—(IRU 15 years euro/miniduct/meter)	6.44	6.44	6.36	6.29	6.21
Entries to buildings (IRU 15 years euro/miniduct)	385.46	385.46	382.70	379.95	377.19
Dark fibre—primary section (IRU 15 years/fiber)	3,900.35	3,900.35	3,639.97	3,379.58	3,119.20
Dark fibre—secondary section (IRU 15 years/fiber)	1,700.91	1,700.91	1,697.32	1,693.72	1,690.13
End to End service (euro/month/line)	65.10	65.10	61.53	57.96	54.39
Fibre terminating segment (euro/month/line)	5.96	5.96	5.84	5.72	5.60

(*)	AGCom approved wholesale NGA prices for the year 2013 (Decisions 68/14/CIR, 69/14/CIR and 128/14/CIR).

➢	Terminating segment of leased lines

On October 28, 2013, AGCom launched the third round of market analysis on terminating segments of leased lines (market 6 of the 2007 Recommendation) and on November 17, 2014, the relevant public consultation was launched, which closed on January 16, 2015. Upon conclusion of the consultation, AGCom decided to maintain the same regulation as during the previous market analysis cycle, although with a modification of the 2015-2017 prices of Ethernet terminating lines and Plesiochronous Digital Hierarchy (“PDH”) and Synchronous Digital Hierarchy (“SDH”) terminating lines with speed <= 155Mbit/s (more specifically, a reduction of between RPI-6% and RPI-8.6% per annum- “RPI”—Retail Price Index). PDH/SDH terminating line prices with speed > 155Mbit/s were set based on the pure cost orientation.

Specifically, AGCom’s decision (published on August 3, 2015) does not introduce significant changes compared to the previous market analysis. In particular:

•	Telecom Italia is regulated in the product sub-market (A) covering the provision of dedicated capacity between an end user and an alternative network operator’s point of presence at a TI node;

•	the other product sub-market (B) for dedicated capacity for Mobile Base Station (“BTS”) backhaul is competitive and therefore unregulated;

•	Telecom Italia’s trunk (inter-regional) segments of leased lines were deregulated in 2010 together with retail leased lines.

Item 4. Information On The Telecom Italia Group	Regulation

In the same decisions AGCom confirmed the second round’s obligations and imposed a set of regulatory remedies referring to sub-market (A) including: access to, and use of specific network facilities, transparency, including the publication of a Reference Offer on July 31 of every year; non-discrimination, accounting separation, cost accounting. In relation to the price control obligation, for the period 2015 – 2017, the price setting is based on a “Network cap” mechanism only for the following baskets of sub-market A:

•	Terminating segment on PDH and speeds up to 155 Mbit/s and Terminating segment on Ethernet over SDH:

•	Access: RPI—6.0%;

•	Backhaul: RPI—8.6%.

➢	Wholesale fixed interconnection markets

With respect to the fixed call termination, origination and transit services (markets 2 and 3 of the 2007 Recommendation; market 2 has been removed from the 2014 Recommendation), AGCom withdrew its draft decision following the serious doubts letter sent by the EC while, in November 2013, AGCom approved the cost model to set the glide path for fixed interconnection rates for the period from July 1, 2013 to December 1, 2015.

Regulated termination rates were applied to all operators, but AGCom confirmed the asymmetrical termination tariffs applied in 2012 until June 30, 2013.

Moreover, the final document set the interconnection fees for both Time Division Multiplexing (“TDM”) (or legacy network) and Internet Protocol (“IP”) interconnection. Under the technological neutrality principle, a single tariff applies, regardless of the level of interconnection on the TDM network.

The 2015 prices are entirely set on the basis of a pure BU-LRIC model assuming a full IP network.

Interconnection rates for the periods indicated are set forth in the table below:

Interconnection rates (July 2013 – 2015) eurocents/min. (VAT not included)	From July 2013	From July 2014	From July 2015
TI and AltNets Termination	0.104	0.075	0.043
TI Call Origination	0.258	0.205	0.140
TI Transit	0.126	0.111	0.093

On April 20, 2015, AGCom launched a proceeding related to the third round of market analysis of the fixed voice termination market in order to regulate fixed interconnection rates. The data-gathering activities to fill out the AGCom qualitative-quantitative Questionnaire are completed and the related public consultation was launched on April 4, 2016.

➢	Wholesale mobile markets

Termination on mobile networks is susceptible to ex ante regulation pursuant to the Recommendation of 2014. In this respect, on February 11, 2014, AGCom launched the fourth round of a market analysis on mobile termination rates and on February 9, 2015, AGCom published a public consultation focused on the following items:

•	the confirmation of the end of the price asymmetry in favor of H3G, starting from January 2014;

•	the introduction of the same obligations applicable to the traditional Mobile Network Operators (“MNOs”), including price control, for all Full Mobile Virtual Network Operators (“MVNOs”); and

•	the introduction of a moderate annual glide path, confirming the value of 0.98 eurocents/min for 2014 for all operators both MNOs and Full MVNOs) and proposing the mobile termination rates as follows:

Voice termination rates on mobile networks (2014-2017):

(eurocents/min)

From January 2014	From January 2015	From January 2016	From January 2017
0.98	0.96	0.94	0.92

Item 4. Information On The Telecom Italia Group	Regulation

On September 30, 2015, AGCom published a final decision (no. 497/15/CONS). Specifically, AGCom:

•	confirmed the four MNOs (Telecom Italia, Vodafone, Wind, H3G) and, for the first time, also the 4 full MVNOs (BT Italia, Lycamobile, Noverca, Postemobile) as having SMP;

•	fixed, for the years 2014–2017, the efficient rate of termination “not to exceed” 0.98 eurocents/min, extending its application to MVNO in addition to mobile operators;

•	confirmed the end of the price asymmetry in favor of H3G;

•	explicitly excluded call termination rates for calls originating outside the European Economic Area (EEA) from the scope of price regulation, leaving these rates to be negotiated among parties; and

•	set the WACC on the mobile network at the level of 10.25% (a different value than the WACC on fixed network).

4.3.5    ACCOUNTING SEPARATION AND NETWORK COST ACCOUNTING

SMP operators are required to have a transparent accounting system of their costs and to provide AGCom on a yearly basis with both a description and a report on their cost accounting system to assess their compliance with the requirements of the electronic telecommunications regulatory framework.

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

Changes in the regulation on cost accounting and accounting separation follow rules set out in periodic Market Analyses.

Through Decision 623/15/CONS on fixed access Market Analyses for the period 2015–2017, AGCom set the average cost of capital employed (WACC) for fixed networks at 8.77% nominal pre tax. Telecom Italia asked to review this decision because it believes that this value is too low.

Through Decision 497/15/CONS on mobile termination for the period 2015–2017, AGCom set the WACC for the mobile network at 10.25% nominal pre tax.

The regulatory accounting report for the year 2012 was produced during 2013 and delivered to AGCom in November 2013. The audit was completed in 2015 by the auditor appointed by AGCom.

The regulatory accounting report for the year 2013 was produced during 2014 and delivered to AGCom in March 2015. The audit was completed in 2015 by the auditor appointed by AGCom.

The regulatory accounting report for the year 2014 was produced during 2015 and delivered to AGCom in January 2016.

4.3.6    RETAIL FIXED MARKETS

❖	Retail Offers

In May 2015, Telecom Italia launched a simplification of the tariff offers:

•

the former “basic offer” for consumer customers was replaced with a flat offer that includes the line rental and unlimited calls (option “Tutto Voce”). The basic offer was retained for customers that opt for a single per minute charge for both national and fixed-to-mobile calls. In addition, in July 2015, the billing period was changed from every two months to monthly billing.

•

Telecom Italia increased (i) the price of the standard offer for Business users from 22.50 euros to 24.90 euros per month and (ii) the charge of the ISDN lines, both single and multiple (Basic rate and Primary rate access). For voice call services, the new tariff is composed of a per minute charge of 5 eurocents and a call set-up fee of 30 eurocents.

Item 4. Information On The Telecom Italia Group	Regulation

In August 2015, Telecom Italia launched the TIM SMART offer. This new bundled offer is characterized by a modular structure (building blocks) that allows customers to build a package that best suits their needs by starting with a single basic block that can be complemented with additional options. This structure is technologically neutral, as the customer chooses the speed of access data and not the technology used. The technology is chosen by Telecom Italia based on the coverage available at each customer’s location.

The basic block includes PSTN access and broadband access (up to 20 Mbit/s).

The basic option available are:

•	TIM SMART Casa: traffic package with unlimited calls to all fixed and mobile numbers;

•	TIM SMART Mobile: mobile subscription with a plafond of minutes and gigabytes included;

•	TIM SMART Fibra: which enables the increase of access speed up to 100/20 Mbit/s (300/20 Mbit/s in FTTH areas).

4.3.7    QUALITY OF SERVICES

❖	The measures to test the quality of the data service on fixed networks

AGCom Decision 244/08/CSP and its modifications, namely decision 151/12/CONS introduced the following obligations on quality measures:

•

ISP measurements: the measures of the access quality of the most common retail offers are made by an independent body, in the geographical areas of the main towns, for each Internet Service Provider (“ISP”); and

•

End-user measurements: allows a user to measure his own fixed broadband line performances with dedicated software called Ne.Me.Sys. Each customer can formally certify the quality of his own fixed-line broadband access using this software and can compare the results with the advertised performances. These results could be used by customers to terminate the contract with the ISP without penalties or to claim QoS parameters levels to be restored. If the results are lower than those advertised, the user may submit a complaint to the provider which is obliged to improve the quality within 30 days. The user may terminate the contract without penalties if a second measure confirms the parameters.

Both measurement methods employ the same Network Measurement System, based on a software agent running on a standard Personal Computer.

❖	Drive test campaigns to test the quality of the data service on the mobile networks

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

The video streaming services has been tested since 2015.

To date, the results of the second half 2013 Campaign are available whilst those of the first half 2014 Campaign are being processed.

In 2013/2014 the data services accessible with the “internet keys” have been the subject of measurement, while in 2015 the measurement was made on the data services on smartphones. Finally, from 2015 measurements was extended to 4G networks.

Item 4. Information On The Telecom Italia Group	Regulation

4.3.8    THE UNIVERSAL SERVICE

The Universal Service is a minimum set of services of a certain quality, which must be made available to all customers, regardless of their geographical location in Italy and must be offered at a reasonable price, taking into account specific national conditions. To date, Telecom Italia is the only operator obliged by the Code of Electronic Communications (art. 58) to provide the Universal Service under the Universal Service Obligation (“USO”) throughout Italy. Currently the services included in the USO are the provision of access at a fixed location and of telephone service, the directory inquiry service and the directories, the availability of public payphones, and the provision of specific measures for disabled users.

A Fund (The Universal service Fund), established by the Ministry of Communications, is used to finance the net cost for the provision of Universal Service sustained by the designated operator (Telecom Italia) by means of contributions paid by the other operators. All the main companies active in the sector, including Telecom Italia, must contribute to this fund.

The net cost of providing the USO is calculated as the difference between the company’s cost when it is subject to the obligation of providing the USO and the cost incurred by the same company in the absence of the obligation.

It is AGCom’s responsibility to verify the net cost of the USO provision and to assess whether this amount represents an unfair burden for the operator. The designated operator can receive compensation only if the burden is determined to be unfair.

AGCom assessed the net cost and authorized the funding mechanism until the year 2005 and did not recognize any contribution for the years 2006 and 2007.

In 2008, AGCom published a decision having retroactive effect, introducing a new methodology to calculate the net cost for the provision of USO, which led to a significant decrease of the amount to be financed.

Telecom Italia submitted the net cost calculations of the USO for the years 2008, 2009, 2010, 2011 and 2012 to AGCom. The audit of the 2008 and 2009 net costs was completed in March 2014, but AGCom has not yet issued a final decision.

Generally, the process of setting the USO contribution levels by the other operators is characterized by litigation and delays. Both Telecom Italia and the other operators have appealed each of AGCom’s previous decisions.

The Council of State, with a decision published on October 2, 2015, rejected the retroactivity of the criteria introduced by AGCom’s Decision 01/08/CIR, so the Italian NRA has been called upon to renew all the procedures for the years 2004 to 2007, applying the net cost calculation methodologies which were in effect at the time. The judgment of the Council of State may result in a reassessment of the net cost for the years 2004–2007.

Concerning past litigations, the Council of State, with a decision published on July 7, 2015, rejected the appeal filed by Telecom Italia against the decision of the Administrative Court (“TAR”) regarding the contributions for the years 1999-2000 and 2001-2003. The decision of the Council of State voided AGCom’s Decision of 2010 establishing the renewal of the procedures for the years concerned.

Following the State Council decision, Vodafone requested that Telecom Italia refund the amounts paid for 1999-2000, 2002-2003 and subsequent periods. The Ministry of Economic Development asked Telecom Italia to settle all economic relations, taking into account the actions taken by Vodafone.

The Ministry of Economic Development is responsible for reviewing the scope and definition of the USO every two years and, in September 2014, together with AGCom, it opened a formal proceeding concerning the identification of the criteria for designating one or more operators responsible for providing the universal service. The proceeding is ongoing.

❖	Public Telephony

In 2010, AGCom established that the criteria regarding the distribution of public payphones in Italy was no longer consistent with current social needs and removed any “quantitative” obligations for Telecom Italia (i.e. the

Item 4. Information On The Telecom Italia Group	Regulation

obligation to install a specified number of payphones). As a consequence, Telecom Italia is authorized to remove the unprofitable coin-boxes after a consultation with city councils and interested citizens. At the end of 2015, the total number of public payphones was about 59,000.

4.3.9    CONTRIBUTION FEES FOR THE FUNCTIONING OF AGCOM

Telecom Italia and the other operators are obliged to pay contribution fees to fund the running costs of AGCom. These fees are calculated on the basis of each operator’s revenues and they have given rise to a series of litigation proceedings and appeals among Telecom Italia, AGCom and other operators. The current situation is described below.

On March 5, 2015, Decision 567/14/CONS on the payment of the AGCom contribution for the year 2015 (calculated on the 2013 financial statement data) was issued. Notwithstanding the judgment of the TAR and the following judgment of the Council of State, AGCom confirmed the use of the regulatory reporting as payment calculation base and set the contribution rate at 1.15 per thousand, diverging from the rate of 2 per thousand applied to other markets under AGCom’s supervision (e.g. media and publishing). Furthermore, the deadline for the payment was accelerated to April 1, 2015.

Telecom Italia, under reserve, paid 17.5 million euros, calculated on a revenues basis, applying the 2015 AGCom rate of 1.15 per thousand.

This payment for the 2015 contribution does not involve compliance by the Company with the long dispute between Telecom Italia and AGCom.

In October, AGCom published its second report on the 2014 overview of the administrative costs and of the total amount of the collected charges (“2014 Annual Report”) focused on the electronic communications sector. This last report highlights that AGCom “collected” from operators of the electronic communications sector amounts that are approximately euro 1.3 million higher than the costs incurred by AGCom in the same period.

On December 21, 2015, with Decision 691/15/CONS on the Contribution fee for the year 2014, AGCom requested Telecom Italia to provide within 60 days (February 20, 2016) an additional payment of approximately 9.4 million euros to integrate the amount already paid, under reserve, in 2014 (14.0 million euros); the additional payment has been done even if it does not involve compliance by the Company with the long dispute between Telecom Italia and AGCom.

With respect to the 2016 contribution fee, despite the judgment of the TAR and the subsequent judgment of the Council of State, AGCom confirmed the use of the total revenues from sales and services on the 2014 income statement as a payment basis and raised the contribution rate to 1.4 per thousand. (Decision 668/15/CONS of December 2015). On April 1, 2016 Telecom Italia, under reserve, paid 19.8 million euros calculated on a revenue basis, applying the 2016 AGCom rate of 1.4 per thousand.

4.3.10    BROADBAND AND DIGITAL DIVIDE

Over the last few years, the Government has introduced several measures aimed at fostering the development of fixed and mobile broadband and ultra-broadband networks through simplified procedures to build the relevant networks.

In this regard, of particular relevance is the recent D.Lgs. 33/2016, implementing Directive 61/20124, which provides:

•	a lighter authorization procedure for the deployment of broadband and ultra-broadband networks;

•	simplified rules for innovative digging techniques (mini-trenches) for the deployment of optical fiber equipment;

•	a right of access for telecommunication operators to public utilities passive infrastructures and common parts of buildings for the installation of ultra-broadband networks;

•	creation of a public infrastructure data base.

Item 4. Information On The Telecom Italia Group	Regulation

Article 14 of Law 221/2012 has modified the criteria to measure the electromagnetic field allowing a higher flexibility for the installation of radio mobile equipment. The implementation of these criteria is subject to the adoption of guidelines (s.c. “Linee Guida”). As of today, the guidelines have been published only partially, thus limiting the scope of the legal reform.

❖	Italian Digital Agenda

In March 2015, the Italian Government issued a strategic plan for ultra-broadband deployment throughout the country. In order to meet the European Digital Agenda goals (50% population with at least a 100 Mbps connection and 100% population covered with at least 30 Mbps) by 2020, the Government set the following strategic target:

•	up to 85% of Italian population covered with at least 100 Mbps;

•	at least 30 Mbps guaranteed to 100% of population; and

•	at least 100 Mbps guaranteed to public sites (schools and hospitals in particular), industrial areas, the main tourist areas and logistic hubs;

based on:

•	technological neutrality, open networks, fair access and non-discriminatory approach;

•	lowering the entry level costs;

•	infrastructure Data Base for a better use of existing infrastructure;

•	a plan structured into clusters based on different competitive NGAN (New Generation Access Network); and

•	harmonization of international electromagnetism limits.

In August 2015, the Inter-ministry Committee for Economic Programming (“CIPE”) issued the economic support levels for the years 2014 to 2020 to achieve the strategic plan for ultra-broadband, following EU Guidelines for the application of state aid rules in connection with the rapid deployment of broadband networks (2013/C 25/01).

On February 2016, MISE signed a Memorandum of Understanding with all Italian Regions, which provided:

•	nearly 1.5 billion euros from CIPE to build in-market failure areas (Cluster C and Cluster D), a state-operated ultra-broadband network, by in-house company Infratel;

•	an additional 1.9 billion euros of regional funding.

Following the EU Commission’s approval on state aid rules, Infratel is expected to release a concession for realization, operations and management of this state-operated ultra-broadband network by May 2016.

This network will be operated at wholesale level with regulated prices that will be defined by AGCom prior to the bid.

4.3.11    PRIVACY AND DATA PROTECTION

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

Item 4. Information On The Telecom Italia Group	Regulation

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

❖	Italy’s Privacy Provisions Related to Specific Processing Operations in the Electronic Communications Sector

Italian communication service providers (“CSPs”) must comply with strict specific obligations that apply only to the electronic communication sector, which are provided by a specific section of the Privacy Code that transposes the relevant EU Directives.

Notably, with respect to data retention, CSPs are allowed to retain traffic data for a six-month period in order to deal with disputes over billing and subscriber services. CSPs are also required to retain telephone and electronic communications traffic data for the purpose of detecting and preventing crimes. The data retention terms for crime prevention and prosecution provided by the Italian Data Protection Code are: 24 months for telephony traffic (fixed and mobile); 12 months for electronic communications traffic; and 30 days for unsuccessful call attempts. However, over the course of 2015 and 2016, Decree no. 7/2015, on urgent antiterrorism measures, and the subsequent Law no. 21/2016, introduced transitional rules according to which telephone and electronic communication traffic data, as well as unsuccessful call attempts, generated after April 21, 2015 must be retained until June 30, 2017. Such transitional provisions will cease to apply on July 1, 2017.

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

Item 4. Information On The Telecom Italia Group	Regulation

❖	Further relevant provisions

On May 8, 2014, the Data Protection Authority adopted a general provision relating to “Simplified Arrangements to Provide Information and Obtain Consent Regarding Cookies”, requiring that concerned entities be compliant with the simplified arrangements, pursuant to Article 122 of the Privacy Code, by June 2, 2015.

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

Telecom Italia implemented the requested measures to comply with the above mentioned provision.

4.3.12    ANTITRUST ISSUES

❖	Antitrust in Italy

➢	Legislation on competition

Telecom Italia is subject to Italian competition law, and namely the Law of October 10, 1990 no. 287 (“Provisions aiming at protecting competition and the market”) which set up the AGCM, or “Antitrust Authority”.

The Antitrust Authority is responsible for:

(i)	applying Law 287/1990 and supervising: (a) restrictive agreements; (b) abuses of a dominant position; and (c) concentrations of enterprises;

(ii)	applying, whenever the necessary conditions are met, the relevant EU provisions (i.e., Articles 101 and 102 of the Treaty on the Functioning of the European Union);

(iii)	applying Legislative Decree September 6, 2005 n. 206 concerning unfair commercial practices; and,

(iv)	monitoring conflicts of interest in the case of individuals holding government positions.

In addition, the Antitrust Authority may:

(i)	adopt interim measures; and

(ii)	enforce commitments binding upon the proposing parties in order to dispel identified anticompetitive concerns closing the investigation without any finding of a violation.

➢	Proceedings

During 2015 two antitrust proceedings involved Telecom Italia before AGCM:

•

Proceeding “I 761”: on December 23, 2015, AGCM notified Telecom Italia of a final decision determining the existence of a cartel composed of Telecom Italia and six companies involved in maintenance activities of the Telecom Italia network. Based upon these findings, AGCM imposed a 21.5 million euro administrative fine on Telecom Italia. On February 22, 2016, Telecom Italia appealed the AGCM decision to the Regional Administrative Court of Lazio;

•

Proceeding “A428C”: on July 17, 2015, Telecom Italia received the filing from a proceeding concerning a possible infringement of the order contained in the A428 decision with reference to the abuse of dominant position related to the supply of wholesale services to OLOs (KO). The proceeding is expected to conclude on July 31, 2016.

Item 4. Information On The Telecom Italia Group	Regulation

❖	Antitrust issues at the European level

➢	Legislation on competition

Telecom Italia is subject to the European competition law. European competition policy was developed from rules set out in the Treaty on the Functioning of the European Union (TFEU or “Treaty”) and covers anticompetitive practices and abuse of dominance, mergers and state aid:

•

anticompetitive practices: agreements between two or more independent market operators which restrict competition are prohibited by Article 101 of the Treaty on the Functioning of the European Union. This provision covers both horizontal agreements (between actual or potential competitors operating at the same level of the supply chain) and vertical agreements (between firms operating at different levels, i.e. agreement between a manufacturer and its distributor). Only limited exceptions are foreseen in the general prohibition. The most obvious example of illegal conduct infringing Article 101 is the creation of a cartel between competitors (which may involve price-fixing and/or market sharing);

•

abuse of dominance: Article 102 of the Treaty prohibits firms holding a dominant position on a determined market to abuse that position, for example by charging unfair prices, by limiting production, or by refusing to innovate to the prejudice of consumers;

•

mergers: the EC is responsible for reviewing mergers if the annual turnover of the combined businesses exceeds specified thresholds in terms of global and European sales. In such cases, the EC must be notified of the transaction. Transactions falling below these thresholds may be reviewed by the national competition authorities in the EU Member States; and

•

state aids: public aid distorting competition and trade within the EU are prohibited (art. 107 of the Treaty). State aid is defined as an advantage in any form whatsoever conferred on a selective basis to undertakings by national public authorities. Therefore, subsidies granted to individuals or general measures open to all enterprises do not constitute State aid.

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

Item 4. Information On The Telecom Italia Group	Regulation

➢	Main Competition dossier before the European Commission

The main cases involving Telecom Italia and currently pending before the EC are:

•

merger 3/Wind: On February 5, 2016, CK Hutchison Holdings Ltd. (“CK Hutchison”), parent company of Italian mobile operator 3 Italia, and VimpelCom Ltd. (“VimpelCom”), parent company of WIND, notified the EC (the body in charge of evaluating the merger) the creation of a 50/50 joint venture that would own and operate their telecommunications businesses in Italy. On March 30, 2016 the EC opened an in-depth investigation to assess whether the proposed joint venture between the telecommunications activities of Hutchison and VimpelCom in Italy is in line with the EU Merger Regulation. The EC must make a decision prior to August 10, 2016. Over the past few months, Telecom Italia has been working with the EC in response to formal requests for information on the matter;

•

ultra-broadband State Aids: The Italian ”strategy for Next Generation Access Network”, presented by the Government in March 2015, aims to develop a high-speed optical access network throughout the country, meeting the objectives of the European Digital Agenda. The amount of 2.2 billion euros of public funds have been assigned to the Program as of October 2015. The State Aids scheme must be approved by the EC. The discussions are currently (April 8, 2016) at the pre-notification phase.

4.3.13    TELECOMMUNICATION REGULATORY FRAMEWORK IN BRAZIL

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

In 2010 virtual mobile operators were allowed to enter the market upon commercial agreements with the established operators.

❖	Authorizations

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

Item 4. Information On The Telecom Italia Group	Regulation

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

❖	Interconnection rules

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

Interconnection agreements are subject to prior approval by ANATEL.

❖	General Competition Plan (“PGMC”)

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

The decision opens the networks of operators with significant market power to unbundling and wholesale broadband access. It also improves transparency measures by the creation of a Supervisory Board to ensure the respect of the wholesale service quality levels.

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

TIM Brasil was identified as having SMP in the wholesale markets of mobile termination, national roaming and the access to ducts and trenches. The measures applied to a SMP operator in those markets include:

•	a glide path on mobile termination rates for the 2013-2015 period, based on a price cap system, with a decrease of almost 50% in the next three years;

•	the obligation to offer the service of national roaming to operators not having SMP: regional licensed CTBC and Sercomtel and national licensed Nextel;

•	the obligation to offer the access to ducts and trenches.

The second analysis and definition of SMP operators was held in 2015 confirming the previous decision of 2012, leaving the remedies imposed on TIM Brasil unchanged. The review of the markets to be regulated and the remedies to apply to possible SMP operators are expected in 2016.

❖	Main regulatory developments

➢	Cost models’ implementation

In 2005, ANATEL issued a ruling for “Accounting Separation and Cost Accounting”. This ruling introduced the obligation to present the Accounting Separation and Allocation Document (“Documento de Separação e Alocação de Contas”—“DSAC”) for license holders and groups holding SMP in the fixed and/or mobile network interconnection and wholesale leased lines markets (“Exploração Industrial De Linha Dedicada”—“EILD”). Operators (TIM included) have been providing ANATEL with the requested information since 2006 for fixed services and since 2008 for mobile operators.

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

➢	Mobile interconnection rate glide path

In November 2012, TIM Brasil (as well as certain other mobile operators) was identified by ANATEL as having Significant Market Power (SMP) in the wholesale mobile termination markets. The remedies applied to SMP mobile operators include a glide path on mobile termination rate (called VU-M, “Value to Use the Mobile network”), based on a price cap system with a decrease of almost 50% from 2013 to 2015; current termination charge is approximately 0.17 R$/min.

In July 2014, ANATEL published the final decision regarding the cost model and the reference values of the mobile termination rates that will apply from 2016 to 2019 for the operators with SMP. Following the so-called “glide path”, the reference value of the MTR will be reduced by 40% in 2016 to approximately 0.10 reais minute and 45% in the following years: approximately 0.06 reais per minute in 2017; approximately 0.03 reais per minute in 2018; and approximately 0.02 reais per minute in 2019.

Between operators with SMP a “full billing” scheme is applied (i.e. each operator charges the total amount of the traffic terminated on its network). Conversely, between SMP and non SMP operators, an asymmetric scheme applies (so called “partial bill&keep”): each operator only pays the portion of the terminated traffic on the other network that exceeds a threshold percentage determined by the regulator with respect of the total traffic exchanged at the interconnection. Until February 2015, this threshold was set at 80% (i.e., a non SMP operator pays only if the terminated traffic on the SMP operator network is more than 80% of the total traffic exchanged at the interconnection).

Item 4. Information On The Telecom Italia Group	Regulation

According to the previous rules, by February 2015, the “partial bill & keep” threshold between SMP and non SMP operators would have decreased to 60% and from February 2016 the “full billing” scheme would have been adopted. To harmonize the evolution of the values of mobile interconnection with the introduction of cost-oriented values, in February 2015 the regulatory authority (ANATEL) postponed to 2019 the introduction of the “full billing” scheme in the interconnection between operators with market power and without market power, with a progressive decrease of the mentioned threshold over the next years.

➢	Allocation of the 700 MHz band

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

In the States of São Paulo and Rio de Janeiro, the frequencies will be available at the end of 2018, after the complete switch-off of analogue television in those States.

Bid winners are required to cover the costs of the implementing measures to overcome any spectrum interference and the expenses resulting from the reallocation of Digital TV channels. The amount of these costs for each national operator is about 297 million euros.

➢	Consultation by the Brazilian Ministry of Communications on the revision of the Legal/Regulatory Framework

The consultation relates to a proposal to reform the General Law of Telecommunications of 1997, to account for new market conditions, competition, technology and development of communications services. The reform would be designed to overcome the existence of Concessionaries (Oi, Telefonica and Embratel Telmex) for the supply of services deemed to be of a “public nature”.

Overcoming Concessions would eliminate the current obligation of Concessionaires to return to the state, at the end of the concession, the assets used for the supply of public services. Overcoming Concessions, however, may require identifying alternative solutions to ensure universal access.

4.3.14    BROADCASTING REGULATORY FRAMEWORK IN ITALY

Following the sale of La7 S.r.l. and MTV Italia S.r.l. and the business combination with Rete A S.p.A., the Group operates as a national digital terrestrial network operator with Persidera S.p.A., the former Telecom Italia Media Broadcasting S.r.l..

Persidera is a “pure” network operator, not integrated with any content provider. It offers digital terrestrial capacity through five national terrestrial networks (5 MUXes) hosting more than 40 independent TV channels and seven independent radio stations.

❖	Broadcasting frequencies

In response to the EU infringement procedure 2005/5086, in 2008 the Government approved the Law no. 101/08, replacing the special licensing regime for digital terrestrial network operators with an authorization regime compliant with EU Directives.

Item 4. Information On The Telecom Italia Group	Regulation

Following these modifications, all network operators’ licenses were converted into general authorizations with a 20-year duration.

The EC approved the changes introduced by Law no. 101/08, but asked for more spectrum resources to be assigned to new entrants (the “digital dividend”). In response to these further requests, AGCom resolution 181/09/CONS set up the criteria for the complete digital conversion of the terrestrial television networks (switch-off).

In this conversion, Telecom Italia Media Group (“TIMB”) was assimilated to RAI and Mediaset, and TIMB was wrongly assigned only three out of the four networks managed by the Group before the switch-off, even if all other network operators were assigned networks on a “one-to-one” basis. On June 28, 2012, MISE formally assigned to TIMB the digital rights for three national MUXes with the duration of 20 years (December 2032).

Law no. 44/12 replaced the “beauty contest” for the digital dividend assignment, as defined by AGCom in resolution 497/10/CONS, with an economic bid for the assignment of three national MUXes. The tender was launched in 2014 on the basis of AGCom resolution 277/13/CONS and Cairo Group was awarded one MUX for 31.626 million euros. TIMB, incorrectly assimilated to RAI and Mediaset, was not entitled to participate in this bid.

TIMB set up a lengthy litigation on (i) the analogue-to-digital conversion criteria and (ii) against the “beauty contest” repeals. The Regional Administrative Court of Lazio rejected the appeals and TIMB appealed before the Council of State. The Council of State suspended the appeals and called for an intervention by the EU Court of Justice on both proceedings.

❖	Administrative contributions and frequency rights fees

Since 2014 administrative contributions and digital frequency fees due by Persidera must follow art. 34 and art. 35 of Decree 259/03. The previous regime for analogue broadcasters, in force until 2013, included concession fees, equal to 1% of revenues.

Law no. 115/2015 set up the values for broadcasting operators’ administrative contributions and backbone frequency fees. Persidera has to pay approximately 250,000 euros a year.

In response to objections by the EU Commission in connection with the advantages conferred upon vertically integrated incumbent operators RAI and Mediaset by AGCom’s criteria set forth in Resolution 494/14/CONS, Law 302/2015 (Stability Law 2016) requested MISE to define TV frequency fees on a transparent, proportionate and non-discriminatory basis, taking into account the market value of frequencies rewarding mechanisms for non-vertically integrated operators and for the use of innovative technologies (e.g. DVB-T2). This new framework, which repealed AGCom resolution 494/14/CONS, is expected to reduce Persidera’s fees from 13 million euros of resolution 494/14/CONS to a more reasonable amount.

❖	700 MHz

On February 2, 2016, the Commission issued a proposal to coordinate the use of the 700 MHz band for mobile services by June 2020. This proposal will have to be approved by the European Parliament and the European Council.

The proposal sets the following goals:

•	December 31, 2017 for the conclusion of bilateral cross-border coordination.

•	June 30, 2017 for the adoption of a transitional roadmap.

With respect to the sub-700 MHz band (470-694 MHz), the proposal set a long-term priority for the distribution of audiovisual media services to the general public, along with a flexible approach for spectrum use to allow for different levels of digital terrestrial television (DTT) uptake in Member States.

This means allowing the use of technologies other than traditional broadcast for TV services in the UHF band (the Decision restricts mobile services to “downlink only”). The Commission, therefore, anticipates that the discussion at the ITU level will be postponed until 2023.

Item 4. Information On The Telecom Italia Group	Regulation

The proposal would have a strong impact on the entire sector of the Italian broadcast operators, whose frequency rights will expire in 2032.

Member States will have 8 weeks to express their feedback on the proposal.

The Italian Government requested a more flexible timeline for 700 MHz band release, in line with Lamy Report, which set the date at 2020, with two years of flexibility in order to account for the different situation of DTT platforms in Member State.

No steps have been taken in Italy thus far to define the roadmap for the release of 700 Mhz band. Stability Law 2016 has set a fund of 276,000 euros at the MISE for conducting studies.

❖	CH 55

If technical and regulatory conditions are satisfied, as part of the agreement signed with Gruppo Editoriale “l’Espresso”, TIM can acquire the right of use of the UHF channel 55 (742-750 MHz) assigned to MUX TIMB2. TIM has reserved two different purchase options: (i) the purchase of the right to use the UHF channel 55 or (ii) the purchase of the entire participation in the share capital of TIMB2 S.r.l, a company established in 2014, which would be awarded this right of use. Both options may be exercised during the period between June 30, 2016 and June 30, 2019. UHF channel 55 trading to TIMB2 S.r.l. would be associated with a lease agreement from TIMB2 to Persidera in order to guarantee transmission services continuity.

The above operations will be put into effect without the need for authorization from the competent authority as an intra-group agreement.

Item 4. Information On The Telecom Italia Group	Transactions With U.S. Sanctioned Countries

4.4    TRANSACTIONS WITH U.S. SANCTIONED COUNTRIES

In accordance with our Code of Ethics and Conduct, we seek to comply with all applicable international trade laws including applicable sanctions and embargoes. Below we discuss our activities related to certain countries that are targets of U.S. economic sanctions: Iran, Sudan and Syria (the “Designated Countries”).

Activities relating to the Designated Countries

The only activities we have that, to our knowledge, relate in any way to the Designated Countries are:

(i)	Roaming Agreements with local mobile phone operators:

•	Taliya, KFZO-TKC (former Payam Kish), Rightel Communication, Irancell (MTN) and Mobile Company of Iran (MCI) in Iran;

•	ZAIN SD (former Mobitel), MTN Sudan and Areeba, in Sudan; and

•	MTN Syria (former Spacetel Syria 94 and former Areeba), and Syriatel Mobile Telecom SA (“Syriatel”), in Syria.

(ii)

International Carrier Agreements for the delivery of voice and data traffic from such countries to our networks and from our networks to such countries including in connection with our roaming agreements. To this end, our subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”)—directly and through its subsidiaries—has agreements with Telecommunication Company of Iran in Iran; Sudan TLC, Sudatel, ZAIN Sudan and Canartel in Sudan; and Syrian TLC in Syria.

In addition TI Sparkle has an agency agreement with Cypress Corporation DFZCO (a company incorporated in the “free zone” of the Dubai airport) that promotes the use of voice services towards Syrian Telecom Establishment (STE), a company reportedly affiliated with the government of Syria. The agreement provides that we pay this agent based on a fee that is a percentage of revenues we earn.

In addition, also Telecom Italia S.p.A. has entered into certain agreements for the provision of TLC services (marine radio traffic) with Telecommunication Company of Iran (TCI) for services to Islamic Republic of Iran Shipping Lines.

(iii)	Commercial Sale and Other Agreements.

In quantitative terms, the impacts of all such agreements (roaming, international carrier, commercial sale and other) on the Telecom Italia Group consolidated financial statement line items are as follows:

Year ended December 31, 2015(*)
(thousands of euros)
Revenues	10,112
Expenses	12,328
Receivables	18,086
Payables	20,269

(*)

Data includes relevant information for Sofora—Telecom Argentina group that, starting with the last quarter of 2013, was classified as a discontinued operation and therefore was no longer fully consolidated. On March 8, 2016, the Telecom Italia Group completed the sale of the Sofora—Telecom Argentina group (for further details please see the Note “Events Subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report).

Item 4. Information On The Telecom Italia Group	Transactions With U.S. Sanctioned Countries

Roaming Agreements

We operate one of the largest mobile networks in Italy. Through our foreign subsidiaries, we also have large mobile operations in Brazil (Tim Participações S.A. through its subsidiary TIM Celular S.A.). Until March 8, 2016, we had operations in Argentina and Paraguay (Telecom Argentina S.A. through its subsidiaries Telecom Personal S.A. and Núcleo S.A., respectively). Through roaming agreements a mobile subscriber is able to use his or her mobile phone on a network different from such mobile subscriber’s home network. The following is the definition of roaming:

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

Roaming agreements, including those relating to the Designated Countries, are on standard terms and conditions. In fact, entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

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

In 2015, our total revenues from roaming agreements with networks of the Designated Countries are detailed as follows:

Year ended December 31, 2015
(thousands of euros)
Iran	423
Sudan	20
Syria	9

Total revenues from roaming agreements	452

Item 4. Information On The Telecom Italia Group	Transactions With U.S. Sanctioned Countries

In 2015, our total charges from roaming agreements with networks of the Designated Countries are detailed as follows:

Year ended December 31, 2015
(thousands of euros)
Iran	450
Sudan	49
Syria	9

Total charges from roaming agreements	508

As of December 31, 2015, our total receivables from roaming agreements with networks of the Designated Countries are detailed as follows:

As of December 31, 2015
(thousands of euros)
Iran	642
Sudan	127
Syria	23

Total receivables from roaming agreements	792

As of December 31, 2015, our total payables from roaming agreements with networks of the Designated Countries are detailed as follows:

As of December 31, 2015
(thousands of euros)
Iran	1,502
Sudan	218
Syria	52

Total payables from roaming agreements	1,772

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

In 2015, our total revenues from traffic from networks located in the Designated Countries to our networks are detailed as follows:

Year ended December 31, 2015
(thousands of euros)
Iran	709
Sudan	3,704
Syria	4,206

Total revenues from traffic	8,619

Item 4. Information On The Telecom Italia Group	Transactions With U.S. Sanctioned Countries

In 2015, our total charges from traffic to networks in the Designated Countries from our networks are detailed as follows:

Year ended December 31, 2015
(thousands of euros)
Iran	3,910
Sudan	3,704
Syria	4,206

Total charges from traffic	11,820

As of December 31, 2015, our total receivables from traffic from networks located in the Designated Countries to our networks are detailed as follows:

As of December 31, 2015
(thousands of euros)
Iran	4,344
Sudan	5,980
Syria	4,563

Total receivables from traffic	14,887

As of December 31, 2015, our total payables from traffic to networks in the Designated Countries from our networks are detailed as follows:

As of December 31, 2015
(thousands of euros)
Iran	2,645
Sudan	3,704
Syria	12,148

Total payables from traffic	18,497

Such amounts of revenues, charges, receivables and payables are de minimis with respect to our consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

Commercial Sale and Other Agreements

TI Sparkle provides institutional access to Internet by means of Seabone IP ports and data transmission capacity through international cable systems to Syria and Sudan.

With respect to 2015, Olivetti group has receivables from Syrena Smart Technologies (a company in Syria), totaling 96 thousand euros relating to the supply of office automation equipment.

In 2015, our total revenues from Commercial Sale and Other Agreements with the Designated Countries are detailed as follows:

Year ended December 31, 2015
(thousands of euros)
Iran	—
Sudan	25
Syria	1,016

Total revenues from commercial sale and other agreements	1,041

Item 4. Information On The Telecom Italia Group	Transactions With U.S. Sanctioned Countries

As of December 31, 2015, our total receivables from Commercial Sale and Other Agreements with the Designated Countries are detailed as follows:

As of December 31, 2015
(thousands of euros)
Iran	502
Sudan	13
Syria	1,796

Total receivables from commercial sale and other agreements	2,311

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

2G (second-generation Mobile System).    Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

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

4G (fourth-generation Mobile System).    Fourth-generation protocols that are designed to provide, in addition to the usual voice and other services of 3G, mobile broadband Internet access, for example to laptops with wireless modems, to smartphones, and to other mobile devices. Potential and current applications include mobile web access, IP telephony, gaming services, high-definition mobile TV, video conferencing, 3D television, and cloud computing applications.

5G (fifth-generation Mobile System).    5G indicates the fifth generation of mobile network that will be introduced starting in 2020. At a worldwide level, the ITU Commission (International Telecommunication Union) began to set out the first Standards on 5G future connectivity and the first field trials will be launched in 2018, during the Olympic Winter Games .

The main elements of the 5G network will be:

•	bit-rate significantly higher than 4G (capacity up to 10 Gbit/s) to ensure greater efficiency and quality of service, such as video download and live streaming;

•

possibility of connecting simultaneously to hundreds of thousands of objects (Internet of Things): wearable technologies, automatic systems for traffic control, assisted driving for vehicles, home automation.

•	ultra-low latency (high-speed in data transmission in the order of milliseconds);

•	ability to connect moving vehicles at higher speeds.

Access charge.    Amount charged per minute by national operators for the use of their network by operators of other networks. Also known as an “interconnection charge”.

ADSL (Asymmetric Digital Subscriber Line).    A modem technology that converts existing twisted-pair telephone lines into high-speed digital access lines for asymmetric multimedia data transfer. ADSL can receive up to 6 Mbps, and as much as 832 Kbps or more in both directions. This allows expanding existing access speed capacity by a factor of 50 or more without new cabling.

AltNets (Alternative Network Operators).    Companies other than the incumbent operator which operate telecommunications systems in a national market.

Analog.    An old transmission technology which is not digital, e.g., the representation of voice, video or other not in digital form.

ATM.    Asynchronous Transfer Mode is a networking technology that transfers data in packets or cells of a fixed size.

Backbone.    Portion of the telecommunication network that supports long-distance connections with the highest traffic intensity and from which the connections for services in the local areas depart.

Item 4. Information On The Telecom Italia Group	Glossary of Selected Telecommunications Terms

Bit-stream access.    Wholesale broadband access service where access is provided to the XDSL network of Telecom Italia in addition to a corresponding transmission capacity to a third-party operator.

Bottom-up.    The bottom-up approach develops a cost accounting model beginning with the expected demand in terms of subscribers and/or traffic. It then assesses the network design and related costs based on the network engineering model.

Broadband services.    Services characterized by a transmission rate of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Broadcast.    Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSC (Base Station Controller).    Control node of the 2G radio access network and interface with the MSC switching exchange. It has the task of supervising and controlling radio resources, both during the phase when a call or a data connection is being set up and during the maintenance phase.

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

Community.    A group of customers who have subscribed to specific offers which include special pricing for traffic toward other customers of the same telecommunications company.

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

DTT (Digital Terrestrial TV).    Digital Terrestrial Television Broadcasting is a type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DVB—H (Digital Video Broadcasting—Handheld).    DVB—H technology combines digital video with the Internet Protocol (IP). Contents are subdivided into packets using the same basic technology employed by the Internet. The use of IP technology allows the transmission of TV and radio programs, web pages, music and video games to smartphones/PDA’s.

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

Exchange.    See Switch.

FTT HOME, FTT CURB, FTT (Fiber to the …).    It is the term used to indicate any network architecture that uses fiber optic cabling to replace traditional copper cables used in telecommunications networks either in part or in full. The various technological solutions differ in the point of the distribution network where the fiber

Item 4. Information On The Telecom Italia Group	Glossary of Selected Telecommunications Terms

connection is made, with respect to the end-user’s location. In the case of FTT Curb (Fiber to the Curb) the fiber connection reaches the equipment (distribution cabinet) located on the sidewalk, from where copper connections are run to the customer; in the case of FTTHome (Fiber to the Home), the fiber connection terminates inside the customer premises.

FWA (Fixed Wireless Access).    FWA is a variant of wireless broadband, where a radio link is used instead of cable or fiber for the transmission of voice and data.

Gateway.    A connection between the LANs and WANs of one or more suppliers. It can also mean the access nodes to international networks of various kinds.

GGSN (Gateway GPRS Support Node).    Node that acts as a gateway for data traffic between mobile networks (2G and 3G) and the Internet network or private networks.

GPON (Gigabit capable Passive Optical Network).    A passive optical network (PON) is a network architecture that brings fiber cabling and signals to the home using a point-to-multipoint scheme that enables a single optical fiber to serve multiple premises.

GPRS (General Packet Radio System).    System to send and receive data packets (which may contain images and other information) over 2G cellular networks.

GRX (GPRS Roaming eXchange for Mobile Operators).    The GRX service allows Mobile Operators to interconnect GPRS networks around the world and offer global GPRS roaming coverage.

GSM (Global System for Mobile Communication).    A standard for digital cellular telephony used in the world and working on the 900MHz and 1800MHz band.

HDSL (High-bit-rate Digital Subscriber Line).    Technology for business customers which allows the provision of digital circuits over twisted pair at higher speeds and lower cost than through conventional means.

HLR (Home Location Register).    Database where customer data is recorded.

Home Access Gateway—Access Gateway—Home gateway—Residential Gateway.    Home networking device that is used to concentrate voice/data/video traffic of customers for private TLC networks and to connect devices in the home to the Internet or other WAN.

Housing.    Leasing of physical space to customers managed within a data center for the installation of their own equipment or servers.

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed—Universal Mobile Telecommunications System).    UMTS evolution that allows broadband connections up to 3.6 Mbps.

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

IMSI (International Mobile Subscriber Identity).    The International Mobile Subscriber Identity is a unique identifier associated with all cellular networks. It is stored as a 64 bit field and is sent by the phone to the network.

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

IPTV (Internet Protocol Television).    A system that utilizes the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

ISDN (Integrated Services Digital Network).    A system in which several services (e.g., voice and data) may be simultaneously transmitted end to end in digital form.

ISPs (Internet Service Provider).    A vendor who provides access to the Internet and World Wide Web.

ITU (International Telecommunication Union).    The worldwide policy, spectrum regulation and standardization body in telecommunication operating under the auspices of the United Nations.

Jitter.    In electronics and telecommunications, jitter indicates the variation of one or more characteristics of a signal, such as amplitude, frequency and phase. The causes leading to jitter must be kept at the center of the design of electronic systems and components in which signal integrity is a strict constraint.

Lambda.    Represents the single optical channel on which a signal is transmitted in fiber-optic networks.

LAN (Local Area Network).    A private network that covers a local geographic area and provides public telecommunications services as well as interconnection between personal computers.

LLU (Local Loop Unbundling).    Service by which alternative operators (other than Telecom Italia, the incumbent) can lease the local loop, i.e., the wire connection between the Telecom Italia local exchange and the customer’s premises.

Local Loop.    Twisted pair of copper wires through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called the “last mile”.

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

LTE (Long Term Evolution).    Represents the fourth generation (4G) of mobile phone systems. LTE belongs to the 3GPP (Third Generation Partnership Project) standard and it is the latest evolution of the GSM / UMTS / HSPA standards. LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit/s per cell reducing the latency time. LTE enables services that require high interactivity (e.g., gaming, video conferencing). A further development of LTE, called “LTE Advanced”, is being implemented and will allow reaching even higher bitrates of download.

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

MGW (Media GateWay).    Equipment that processes voice and video traffic adapting codings between different technologies (e.g. from circuit to packet).

Item 4. Information On The Telecom Italia Group	Glossary of Selected Telecommunications Terms

MPLS (Multi Protocol Label Switching).    See IP/MPLS.

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

Naked DSL.    A digital subscriber line without an analog or ISDN telephony service.

Network.    An interconnected system of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cables or point to point radio connections.

Network cap.    See Price cap.

NGAN (New Generation Access Network).    New generation network access that can be realized with different technological solutions, typically fiber optic and VDSL pairs.

NGDC (Next Generation Data Center).    A major rethink of the IT architecture through the physical concentration and virtualization of servers to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN (Next Generation Network).    New generation network created by Telecom Italia to meet the demands of corporations, public administrations and citizens. The new network architecture guarantees an infrastructure designed to cover multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing a huge capacity along with a wide selection of access systems.

NGNs (Non-Geographic Numbers).    Non-geographic numbers are unique as they are by definition not associated with any particular geographic location (e.g., premium rate services, toll free, directory assistance services).

Node.    Topological network junction, commonly a switching center or station.

Node B (similar to BTS in GSM).    This is the Radio Base Station in UMTS technology which, via an antenna, sends the UMTS radio signal that creates cell coverage (typically 3 cells for Node B). It also performs functions that are strictly linked to managing the radio connection.

N-play offering.    Offerings to customers which bundle two or more of the following services: fixed voice, fixed broadband/fiber, video, mobile.

OLOs (Other Licensed Operators).    Companies other than the incumbent operator that operate telecommunications systems in a national market.

Optical fiber.    Thin glass, silica or plastic wires, building the base infrastructure for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of delivering a signal (light impulse) at almost unlimited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable and copper twister-pair lines.

OSS (Operations Support System).    Methods and procedures (whether mechanized or not) that directly support the daily operation of the telecommunications infrastructure.

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

Pay TV.    Subscription TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system is needed.

PCS.    Personal communications services.

Peering.    An interconnection between two Autonomous Systems (administratively separate networks) belonging to separate Internet Service Providers that allows providers to exchange traffic between their respective networks.

Penetration.    The measurement of the take-up of services. Penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

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

Price-cap or network cap.    Under price-cap, a regulator sets a cap on the price that the regulated operator may charge for a given service or basket of services. The cap may be set based on a top-down or bottom-up approach and may evolve according to several economic factors. The basic formula employed to set price caps is CPI – X, where the expected efficiency savings X are subtracted from the rate of inflation, measured by the Consumer Price Index. This price control methodology is intended to provide incentives for efficiency savings, as any savings above the predicted rate X can be kept by the operator and passed on to shareholders. In Europe, price-caps are generally reviewed every three years, corresponding to the length of validity of market analysis.

PSTN (Public Switched Telephone Network).    The public telephone network delivering the basic telephone service and, in certain circumstances, more advanced services.

RNC (Radio Network Controller—counterpart of BSC in GSM).    Equipment that monitors and controls 3G network radio resources, both during the call set-up phase and during the maintenance phase (for example, handover between different cells). Furthermore, it handles connectivity to and from: Node B, MSC*, and other RNC.

Item 4. Information On The Telecom Italia Group	Glossary of Selected Telecommunications Terms

Roaming.    A service that enables GSM mobile users to automatically access networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (belonging to the GSM network).

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

Shared Access.    Shared access to the user’s twisted pair with another TLC service provider by using separately voice and non-voice band frequency spectrum. This mode allows keeping voice telephony with an operator (Telecom Italia or others) and have ADSL on the proprietary network of the shared access operator, i.e., not passing over the Telecom Italia network but directly through the DSLAM of the operator.

SLU (Sub Loop Unbundling).    It is a type of unbundled access whereby the sub-section of the local loop from the street cabinet to the customer’s premises is unbundled. In practice this often means that the competitor places a small street cabinet with a DSLAM, next to a local copper aggregation cabinet of the incumbent operator and uses a ‘tie cable’ to connect to the local loop.

Smartphone.    Electronic device that combines the functions of a mobile phone and a handheld computer equipped with a complete operating system.

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

Switch.    Device used to set up and route telephone calls either to the number called or to the next switch over the path. They may also record information for billing and control purposes.

Synchronous.    Type of data transmission in which there is permanent synchronization between the transmitter and receiver.

Tablet.    Portable computer with compact dimensions whose screen can be used to write or give commands with the touch of your fingers or using a specially designed stylus.

TDMA (Time Division Multiple Access).    A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information channel at specific intervals and then reconstructs the pieces at the end of the channel.

TRX.    Radio transceivers located in BTS.

ULL (Unbundling of the Local Loop).    See LLU.

Item 4. Information On The Telecom Italia Group	Glossary of Selected Telecommunications Terms

UMTS (Universal Mobile Telecommunications System).    Third-generation mobile communication standard. It consists of a broadband system in which data travel at a bandwidth of 2Mb/s, communication is faster, quality is better and multimedia contents can travel over the Net.

UMTS Cell.    Geographical portion of territory illuminated by a Node B.

UMTS Channels.    These enable all the customers of the cell to access both the CS (Circuit Switched) services and PS (Packet Switched) services of UMTS technology.

Unbundling.    See LLU.

Universal Service.    The obligation to supply basic service at an affordable price, or at special rates solely for subsidized users.

VAS (Value Added Services).    Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services provided by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletext; videotext and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VDSL (Very-high-data-rate Digital Subscriber Line).    Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with speeds of up to 50 Mbps in downstream (VDSL2).

VOD (Video On Demand).    TV-program offering on user’s request, with payment of a fee for each purchased program (a movie, a soccer match, etc). Broadcast is specifically for cable and satellite TV.

VoIP (Voice Over IP).    A technology that allows transmission of voice communications over an Internet connection or another dedicated network using the Internet Protocol (IP) data networks (such as IP-based LANs, intranets or the Internet) instead of a conventional phone line.

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

Wi—Max (Worldwide Interoperability for Microwave Access).    A technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi—MAX Forum, a global consortium that brings together major companies in the field of fixed and mobile telecommunications and whose purpose is to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

WLR (Wholesale Line Rental).    The wholesale resale of access to its public telephone fixed network by the Incumbent to alternative operators (usually in conjunction with a wholesale call product such as Carrier Preselection); in this way alternative operators can provide to customers both access and traffic services and produce a single bill covering both services.

XDSL (Digital Subscriber Line).    It is a technology that makes use of standard telephone lines and it includes different categories including: ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL. This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

4.6    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

General

As of December 31, 2015 and 2014, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2015				As of December 31, 2014
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of euros, except percentage)
Land	171	16	187	1.3	131	—	131	1.0
Civil and industrial buildings	444	1,880	2,324	15.6	320	813	1,133	8.5
Plant and equipment	10,909	284	11,193	75.3	10,912	—	10,912	81.5
Manufacturing and distribution equipment	41	—	41	0.3	40	—	40	0.3
Other	378	7	385	2.6	440	2	442	3.3
Construction in progress and advance payments	716	21	737	5.0	701	28	729	5.4

Total	12,659	2,208	14,867	100.0	12,544	843	13,387	100.0

The principal categories of our equipment are exchanges and transmission equipment, cable networks, base stations for cellular networks and equipment for radio communications. There are no encumbrances that may affect our utilization of our property or equipment.

REAL ESTATE (LAND, CIVIL AND INDUSTRIAL BUILDINGS)

As of December 31, 2015, the Company owned many buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

At the end of 2014, Telecom Italia launched a major real estate project, aimed at restructuring the use of space for industrial usage in a manner consistent with the evolution of next-generation networks and optimizing the number of properties used as offices through the creation of functional “centers” that adopt a modern and more efficient space utilization, requalifying the workplace in a way that encourages exchange, communication and relationships between colleagues as a way of stimulating changes, dynamism and initiatives.

This real estate project provides for a path of restructuring, termination and renegotiation of contracts, to achieve efficiency and savings, mainly through the extension of terms and lower rents.

Properties of strategic importance have been identified, in relation to their current use and to significant investments in technology and real estate planned to support the technological evolution of the network and new ICT services.

In particular, in 2015, the company purchased five strategic buildings and renegotiated and/or renewed approximately 750 leases. Over half of the renegotiated property rental contracts were previously accounted for using the operating lease method, however, as a result of the changes to the relevant contracts, they have been recognized in the statement of financial position at December 31, 2015 using the financial method (Tangible assets held under finance leases).

Real Estate Project		As of December 31, 2015
Renegotiated property rental contracts	approximate No.	750
Average remaining term of the renegotiated contracts	years	21
Increase in Tangible assets under lease/Financial payables for leases	million euros	1,178
Property acquired in ownership or through buyback clause	No.	5

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

We currently expect to complete the above-mentioned real estate project, in respect of the remaining medium and small properties, with the aim to get a reduction in rental costs in the next few months.

NETWORK INFRASTRUCTURE (PLANT AND EQUIPMENT)

The Telecom Italia Group network infrastructure includes the domestic (Italian) and international fixed network, the domestic mobile network and the Brazilian mobile network. See “-4.5 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic (Italian) Fixed Network

At December 31, 2015, the domestic fixed network had the following figures:

Central Offices	approximately 10,380
Switching areas	578
Gateway areas (TDM)	33
Aggregation areas	12
Copper network	115.6 millions of kilometers-pair
Fiber optic access/carrier network	10.4 millions of kilometers-fiber
Long Distance VC4	5,420
Long Distance Lambda (l)	570 l a 1Gbps, 69 l at 2.5 Gbps and 916 l at 10 Gbps
BroadBand/ADSL network	9,597 Central Offices covered
Main PoP data networks	32

Fixed Voice network.    The Fixed Voice Network dedicated to serving traditional voice (TDM) consists of 607 main local switches (SGU). Concerning the OLO interconnection, local switches are divided in 33 gateway areas.

Each local switch is physically interconnected to 2 out of 24 (12 pairs) Backbone Nodes (“BBN”).

Voice over IP (VoIP) service is guaranteed by a specific control platform dedicated to consumer and business customers. The IP/TDM interworking is carried out in the transit layer.

In terms of cable infrastructures, the fixed network includes 115.6 million km of copper pairs, mainly in the distribution network, and also 10.4 million km of fiber, both in access and trunk network.

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

The fixed long-distance transport network routes 5,420 VC-4 on the SDH Arianna, Phoenix, Phoebe, Kosmos networks. It supports also 570 lambda at 1 Gbps, 69 at 2.5 Gbps point to point optical channels and 916 10 Gbps point to point optical channels on the optical DWDM systems and on the “Kaleidon” network.

Kaleidon is the new national optical transport platform that allow to set up a completely photonic optical mesh network. Kaleidon supports optical channels at 40 Gbit / s and 100 Gbit / s with protection and restoration mechanisms at photonic level.

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

In 2015, the xDSL services for residential and business customers (retail and wholesale) covers more than 99.1% of the population and have been extended to 7,694 towns, including S. Marino (compared to 7,556 at the end of 2014).

At the end of 2015, 9,597 local switching areas were covered by ADSL technology (compared to 9,450 at the end of 2014).

NGAN (Next Generation Access Network).    In 2015 Telecom Italia continued to deploy a “NGAN”, based on optical fiber cables. NGAN deployment started in 2009 in Milan based on Fiber-To-The-Home (“FTTH”) architecture. Since 2012 the deployment has been extended to the main cities with Fiber-To-The-Cabinet (“FTTCab”) architecture using fiber to street cabinets equipped with VDSL2 cards.

In 2015, Telecom Italia continued deployment of FTTCab and initiated a project to bring FTTH to 100 cities (and other 58 BUL1 cities), with the aim of improving ultra-broadband service to 100 Mbit/s and to more than 300 Mbit/s for FTTH.

More than 10,100,000 households had been reached by the end of 2015, mainly in the distribution areas of approximately 2,200 central offices. The NGAN coverage in FTTH/DP/Cab is approximately 42% of reached households at the end of 2015 (the reached households in FTTH/FTTDP are more than 1,700,000 with a coverage of approximately 7%).

At the end of 2015, 57,400 cabinet NGAN were reached with fibre optic cables (of which 45,900 cabinets were installed with completely active and saleable service).

Domestic (Italian) Mobile Network

The domestic mobile network consists of:

•	GSM network (2G: second generation network);

•	UMTS network (3G: third generation network);

•	LTE network (4G: fourth generation network).

On December 31, 2015 Telecom Italia domestic mobile network had the following figures:

GSM/EDGE network

•	18,085 BTS (Base Transceiver Station) GSM radio station (18,093 BTS at the end of 2014) -0.04%;

•	978 of them are µBTS;

•	902,721 radio channels (893,622 at the end of 2013) +1%;

•	98 BSC (Base Station Controller) (98 at the end of 2014);

[1]	BUL is an italian acronym (Banda UltraLarga) referring to a public funding project aimed at development of ultrabroadband infrastructure

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

•

GSM Core Network: Since the Circuit Switched Core Network is common to GSM and UMTS (Dual Access architecture), its description is given below. Note also that the equipment described at end 2014 (10 TR STP TDM, 13 MSC/GTW) have been decommissioned and their functions are performed by the equipment described below (IP-STP, TSC, transit MGW)

UMTS/HSPA network

•	17,245 node B UMTS radio base station (15,702 node B at the end of 2014) +9.8%;

•	2,541,383 radio channels (2,315,945 radio channels at the end of 2014) +9.7%;

•	144 RNC (Radio Network Controller); +16 new RNC compared to total at the end of 2014;

•

GSM/UMTS Core Network: 52 MSC-server (Mobile Switching Center/Gateway), 96 access MGW (Media Gateway), 13 transit MGW, 4 IP STP (Signalling Transfer Point), 6 TSC-server (Transit Switching Center), 42 HLR (Home Location Register), 4 GGSN (Gateway GPRS Support Node), 30 SGSN (Serving GPRS Support Node).

Note that decommissioning of GGSNs (-19 compared to end of 2014) is part of the ongoing convergence of Packet Switched Core Network onto the LTE EPC (Evolved Packet Core).

In 2014 Telecom Italia continued the implementation plan to distribute the High Speed Downlink Packet Access (“HSDPA”) and the High Speed Uplink Packet Access (“HSUPA”); these systems aim to increase the overall data transmission speed offered by UMTS.

In particular HSDPA at the 42 Mbit/s speed covers more than 80% of the resident population.

LTE network

After an auction, in September 2011, additional frequency blocks on 800 MHz, 1800 MHz and 2600 MHz were acquired by Telecom Italia.

The three bands are used for LTE deployment to provide ultrabroadband services to mobile customers. Moreover, on September 2015, Telecom Italia has acquired a frequency block in the 1500 MHz band, specifically devoted to mobile ultrabroadband.

At the end of 2015, the LTE network coverage is higher than 88% of the national population.

•	9,342 enode B (6,678 at the end of 2014) +39.9%;

•

LTE core network is undergoing a technological upgrade and currently includes: 12 SPGW (Packet Data Network/Serving Gateway), of which 8 are new equipment and 4 are legacy, 12 MME (Mobility Management Entity) of which 6 are new equipment and 6 are legacy, 2 monolithic HSS (Home Subscriber Server), 3 HSS Front End and 3 CUDB (Centralized User Database) according to Data Layered Architecture .

International Fixed Network

Telecom Italia Sparkle provides connectivity services (voice, mobile data, IP and managed bandwidth) and Cloud and Data Center services (IaaS, Disaster Recovery, enhanced colocation) to national and international wholesale customers and to multinational corporates (MNCs) relying on an international network made of a proprietary cross-border backbone and bilateral connections. The coverage of the Mediterranean and of Central and South America is provided by the interconnection with LANMED NAUTILUS regional backbones.

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

•

Latin American backbone.    High-capacity backbone based on fiber optic ring networks, both terrestrial and submarine, with an overall length of about 36,000 km, including the Miami-New York section. The ring connects the main cities of South and Central America to North America;

•

Mediterranean backbone.    Submarine ring network with a highly reliable configuration complemented by terrestrial fiber extensions from Istanbul and Athens to Sofia. The total length is over 10,000 km and connects the major markets of the Mediterranean and Balkans area: Italy, Greece, Cyprus, Turkey, Israel and Bulgaria;

•	USA backbone. Proprietary high capacity terrestrial backbone with POPs in: Newark, New York, Miami, Jacksonville, Ashburn, Atlanta, Chicago, Palo Alto, Los Angeles and Dallas.

Telecom Italia Sparkle network is an integrated multi-service backbone based on an IP-MPLS core handling differentiated classes of services. The transport layer is based over DWDM with 10, 40 and 100 Gbps optical lambdas while voice services are provided by Class 4 switches. Traffic protection is implemented by MS SPRING, SNCP, OTN, MSP 1+1 and “meshed” technologies.

In 2015, the new 100 Gbps optical backbone was deployed over the Frankfurt-Amsterdam, Kehl-Paris, Milan-Marseille-Paris and Milan-Verona-Salzburg-Munich-Frankfurt routes, the latter being the third one available between Milan and Frankfurt and allowing the increase of network resiliency and enabling shared protection for managed bandwidth services.

To keep up with increasing IP and Managed Bandwidth sales in Sicily, the Italian backbone was upgraded with 100 Gbps technology and a new network layer was built to provide automatic restoration with shared protection.

Capacity upgrades were carried out on all of the major routes of the IP backbone with 100 Gbps links deployed between Milan and Palermo, Catania, Paris and Frankfurt in order to keep links usage below 67%, in accordance with the new network targets. In the IP core layer, new equipment was deployed in Milan and Frankfurt to further increase capital expenditures efficiency and network scalability. In the IP edge layer, new routers were added in the Rome, Palermo, Miami, Milan, Rome and Paris POPs. Upgrades were carried out on the IP backbone on the transatlantic route connecting the UK to the US, on the US backbone among all of the major POPs and between Singapore and Palermo. In 2015, several IP customers were connected at the 100 Gbps level in Milan, Palermo, Miami, London, Frankfurt and Paris.

In Singapore, new equipment with 100 Gbps capability was deployed over the Tuas-Equinix and Equinix-Ansar fiber optic rings.

As for mobile data and voice services, capabilities were upgraded to handle increasing signaling and voice traffic volumes.

In Palermo the new “Sicily Hub” data center was completed to increase focus on the colocation offering and to enable the interconnection with the new SeaMeWe-5 submarine cable scheduled for 2016.

With reference to Multinational Corporate Customers, new edge routes were deployed in Frankfurt and Milan along with the 10 Gbps transformation of the main routes of the MNCs backbone.

Item 4. Information On The Telecom Italia Group	Description Of Property, Plant And Equipment

Mediterranean Backbone

In 2015, upgrades at the 100 Gbps level were completed on the submarine system linking Italy to Greece and Israel. The new Athens-Sofia fiber was brought into service with a 100 Gbps DWDM platform. The Athens data center was also upgraded with over 100 new cabinets available.

Latin American Backbone

In 2015 the PCCS (Pacific Caribbean Cable System) infrastructure from Puerto Rico to Jacksonville and from Panama to Puerto Rico was brought into service complemented by the 100 Gbps fiber backhaul from Jacksonville to Miami.

Upgrades at 100 Gbps level were completed on the SAC (South American Crossing) and TAC (Trans Andean Crossing) systems. New edge routers were deployed in Rio de Janeiro, Buenos Aires and Santiago along with upgrade of the major routes in the IP backbone. A new metro ring was brought into service in Sao Paulo to connect the submarine systems with the main data centers increasing the available capacity, network performance and resiliency.

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

The investments of TIM Brasil group prioritized projects for (i) the expansion of its fiber optic network (ii) the optimization of the use of the network, with adjustments to improve the signal quality in the current coverage areas and (iii) the mapping of the main causes of interruptions and failures of the network, as well as the necessary measures to prevent these events, ensuring call and data connection quality, for greater user access capability.

As of December 31, 2015, TIM Brasil group had 963 mobile switches for voice capacity, 239 thousand TRXs, 12,365 of them Node B. The TIM Brasil group volume of investments allowed the Group to achieve, as of 2015, the milestone of 411 cities covered with 4G technology, reaching 59% of the urban population of the country, making TIM Brasil the leader in 4G coverage in terms of number of cities and percentage of the population covered. In addition, in 2015, the TIM Brasil group added nearly 500 new cities in Brazil to its 3G coverage area and, as of December 31, 2015, has reached approximately 70,000 kilometers of fiber optic cable networks.

In 2015, the TIM Brasil group concluded the sale of the first three blocks of telecommunications towers to American Tower do Brasil. The transaction involved the simultaneous execution of a finance lease for the portion of the towers used by the TIM Brasil group, recorded as a financial debt for leases.

TIM Brasil—Transfer of telecommunications towers
Towers object of the transfer agreement	No.	6,481
Towers transferred in 2015	No.	5,483

	2015
	millions of reais	millions of euros
Summary of the impacts of the transfers on 2015:
Total consideration received	2,498	676
Increase in Financial payables for lease back	(1,245)	(337)
Reduction/(increase) in net financial debt	1,253	339
Increase in Tangible assets under lease	1,245	337
Net gain through income statement, after taxes	839	227

Item 4A. Unresolved Staff Comments

Item 4A.    UNRESOLVED STAFF COMMENTS

None.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

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

In Italy, revenues from the activation of telephone services (as well as the related costs) are deferred over the expected duration of the relationship with the customer (in Italy, generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services. To determine the expected duration of the relationship with customers we perform an analysis of our historical customer relationship trends.

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

Based on the impairment test conducted as of December 31, 2015 the Core Domestic, International Wholesale and Persidera CGUs recoverable amounts exceeded the carrying amounts. For the Brazil CGU, an impairment loss of 240 million euros was recognized in 2015 to adjust the carrying amount to the recoverable amount. An increase in the discount rate used in the discounted cash flow for Brazil CGU of 0.5% would result in an additional impairment of 220 million euros. Management has determined that there are no reasonable possible changes to other key assumptions (i.e. growth rate and Capex/Revenues ratio) that could cause an additional material impairment.

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

Income tax expense and deferred tax assets

The Group calculates income tax expense in each of the tax jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction calculation of the current tax charge and an assessment of temporary differences resulting from the different treatment of certain items for consolidated financial and tax reporting purposes. Temporary differences result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Deferred tax assets are recognized to the extent that their realization is probable. The realization of deferred tax assets depends, among other things, on the company’s ability to generate sufficient taxable income in future years and the reversal of taxable temporary differences, taking into account any restrictions on the carry-forward of tax losses. Various factors are used to assess the probability of the future realization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss carry-forward periods, and tax planning strategies. If actual results differ from these estimates or, if these estimates must be adjusted in future periods, the financial position and results of operations may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and the consequent effects recognized in the separate consolidated income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related effect is recognized in the relevant equity reserves.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

5.2    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2015

5.2.1    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Intense competition continues to have a significant impact on the development of the business. Key trends affecting the core businesses are:

Domestic Business Unit

During 2015, Telecom Italia launched a major renewal plan for its identity and corporate structure aimed at consolidating leadership and supporting future growth of the Group. The fixed-mobile convergence is the focus of the telecommunications industry, as a result of increasing use of smartphones and the development of digital platforms.

Since the beginning of 2016, Telecom Italia focused its commercial offerings under the brand “TIM”, which combines the strength of Telecom Italia and the innovation of TIM for a customer quality experience through service and digital content.

A strong emphasis was given to acceleration of the development of fixed and mobile ultra-broadband networks, resulting in an overall capital expenditure of 3 billion euros, through which Telecom Italia/TIM has confirmed its status as the lead player in the digitization of Italy. The diffusion of premium digital content and services with a particular focus on the video sector is the basis of the capital expenditure program implemented. This included a strong boost to TIMvision, the integrated platform branded by TIM, which had over 500,000 customers at the end of 2015, due also in part to the agreements signed with major producers of international content.

In response to the progressive growth of data consumption from fixed and mobile broadband and in order to shore up the customer base, a new portfolio of services and content, with a focus on bundled and lock-up offers, was launched.

In order to address these underlying macro trends in our business, the main strategic priorities and objectives of Telecom Italia in the domestic (Italian) market are as follows:

•	acceleration of investments, mainly those relating to innovative networks and services;

•	completing the transition from traditional telecommunications company to digital telecommunications & platform company, an enabler of the country’s digital life;

•	in the Mobile segment, Telecom Italia will aim to accelerate the penetration of smart devices and to market bundle offers that generate a higher ARPU;

•	in the Fixed segment, the Group plans to minimize the decrease of its customer base;

•	convergence continues to be central to the Group’s growth and innovative investments strategy;

•	strengthening the position in multimedia entertainment;

•	thanks to its ICT and Cloud services, Telecom Italia also intends to continue helping Italian businesses enable their digital transformation process;

•	maintaining strong financial discipline.

Brazil Business Unit

In Brazil, the market was affected by a further deterioration in the macroeconomic climate, which caused a contraction in domestic demand, higher inflation and a depreciation of the reais from 3.22 reais per euro at the end of 2014 to 4.25 reais per euro at December 31, 2015. These factors contributed to a general slowdown in growth in the mobile market.

Against this background, the TIM Brasil group maintained its hold on market share in the Mobile segment and saw an increase in its postpaid customer base. However, revenues fell as a result of a more rapid migration from traditional voice-SMS services to an emerging data/internet solution and further reductions in mobile termination

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

rates (MTR), which have been ongoing since late February 2015. The negative trend in mobile revenues was partly mitigated by a growth of Fixed revenues, particularly in the wholesale business segment of the subsidiary Intelig and TIM Broadband Live.

To support network traffic and the advent of new technologies, high levels of investments are necessary to ensure the scale and quality of services provided. The TIM Brasil group keeps focusing on the strategic importance of developing a robust data infrastructure for data growth, focusing particularly on 4G technology, which provides better quality of service and increased efficiency in network costs.

5.2.2     BUSINESS SEGMENTS

The Telecom Italia Group reports its financial results on the basis of the following operating segments:

•

Domestic:    includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of the Olivetti (products and services for Information Technology), the operations of INWIT S.p.A. (a company operating in the electronic communications infrastructure business) and the units supporting the Domestic sector;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Media: through Persidera S.p.A. it operates in the management of Digital Multiplexes, as well as the provision of accessory services and digital signal broadcasting platforms to third parties;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

The principal changes in the scope of consolidation in 2015 were as follows:

•	INWIT S.p.A.—Business Unit Domestic: was established in January 2015;

•	Alfabook S.r.l.—Business Unit Domestic: on July 1, 2015 Telecom Italia Digital Solutions S.p.A. acquired 100% of the company, which consequently entered the Group’s scope of consolidation;

•	TIM Real Estate S.r.l.—Business Unit Domestic: was established in November 2015.

Other than the INWIT initial public offering, these changes did not have a significant impact on the Consolidated Financial Statements of the Telecom Italia Group as at and for the year ended December 31, 2015.

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

For a description of certain of these businesses, see “Item 4. Information on the Telecom Italia Group—4.2 Business Units”.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

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

	As of December 31,
	2015	2014	2013	2012	2011
	(millions of euros)
Non-current financial liabilities	30,518	32,325	31,084	34,091	35,860
Current financial liabilities	6,224	4,686	6,119	6,150	6,091
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	348	43	27	—	—

Gross financial debt (A)	37,090	37,054	37,230	40,241	41,951

Non-current financial assets (B)	(2,989)	(2,445)	(1,256)	(2,496)	(2,949)

Current financial assets:
Securities other than investments	(1,488)	(1,300)	(1,348)	(754)	(1,007)
Financial receivables and other current financial assets	(352)	(311)	(283)	(502)	(462)
Cash and cash equivalents	(3,559)	(4,812)	(5,744)	(7,436)	(6,714)

Total current financial assets (C)	(5,399)	(6,423)	(7,375)	(8,692)	(8,183)

Financial assets relating to Discontinued operations/Non-current assets held for sale (D)	(227)	(165)	(657)	—	—

Financial assets (E=B+C+D)	(8,615)	(9,033)	(9,288)	(11,188)	(11,132)

Net financial debt (A+E)	28,475	28,021	27,942	29,053	30,819

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

5.2.4    OVERVIEW OF 2015 RESULTS OF OPERATIONS

In 2015, the following characterized the results in our domestic (Italian) market:

•

Domestic. There was a reduction in rate of decline of domestic revenues relative to prior years. This was a result of a slowdown in the contraction of demand for traditional services and the growth of innovative services. In particular, our competitive positioning in the Mobile segment continued to improve, with revenue returning to growth in the fourth quarter of 2015 relative to the fourth quarter of 2014. This was driven by greater mobile Internet coverage and a steady hold on market share. In the Fixed segment, the recovery in revenues was driven by a positive trend in broadband ARPU, steady growth in the number of ADSL customers with premium bundle/flat deals, and the development of ICT services.

Lastly, in 2015, the Group initiated a restructuring process with the transfer of a set of telecommunication towers in Italy from Telecom Italia to its subsidiary INWIT and the stock exchange listing of INWIT (for further details, please see “-5.2.7 Results of operations of business units for the year ended December 31, 2015 compared with the year ended December 31, 2014”).

In 2015, the following characterized the results in our Brazil Business Unit:

•

Brazil. The mobile Brazilian telecommunication market was characterized by a shrinking voice market and an emerging data/internet market. TIM Brasil’s subscriber base reached 66.2 million lines at the end of 2015, down 12.5% relative to 2014. In 3G technology, total customer base reached 37.5 million users, flat as compared to 2014. Penetration of 4G devices increased with the 4G base reaching 7.1 million users at the end of 2015. Overall smartphone penetration reached 68% of the customer base, a significant growth when compared to 49% at the end of 2014. At the end of 2015, there were 31.8 million unique data users reached, approximately 48% of total customer base.

The strong competitive movement in the market indicates that there will be greater pressure on margins due to commercial expenses related to advertising, commissions and benefits that TIM Brasil will have to incur. The telecommunications industry is a capital-intensive one. To support the increase in network traffic and the development of new technologies in the coming years, high levels of investment are necessary.

In 2015, the TIM Brasil group concluded the sale of the first three blocks of telecommunications towers to American Tower do Brasil (for further details, please see “Item 4. Information on the Telecom Italia Group – 4.6 Description of Property, Plant and Equipment”).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

The following table sets forth our consolidated income statement for the years ended December 31, 2015, 2014 and 2013.

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. The agreements were subsequently modified in October 2014. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), starting from the fourth quarter of 2013, the Sofora—Telecom Argentina group was treated as Discontinued operations/Non-current assets held for sale. On March 8, 2016, the Telecom Italia Group completed the sale of Sofora—Telecom Argentina group (for further details please see the Note “Events Subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report).

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Revenues	19,718	21,573	23,407
Other income	287	401	324

Total operating revenues and other income	20,005	21,974	23,731

Acquisition of goods and services	(8,533)	(9,430)	(10,377)
Employee benefits expenses	(3,589)	(3,119)	(3,087)
Other operating expenses	(1,491)	(1,175)	(1,318)
Change in inventories	(44)	(52)	48
Internally generated assets	656	588	543
Depreciation and amortization	(4,135)	(4,284)	(4,553)
Gains (losses) on disposals of non-current assets	336	29	(82)
Impairment reversals (losses) on non-current assets	(244)	(1)	(2,187)

Operating profit (loss)	2,961	4,530	2,718

Share of profits (losses) of associates and joint ventures accounted for using the equity method	1	(5)	—
Other income (expenses) from investments	10	16	(3)
Finance income	2,756	2,400	2,003
Finance expenses	(5,281)	(4,594)	(4,186)

Profit (loss) before tax from continuing operations	447	2,347	532
Income tax expense	(401)	(928)	(1,111)

Profit (loss) from continuing operations	46	1,419	(579)
Profit (loss) from Discontinued operations/Non-current assets held for sale	611	541	341

Profit (loss) for the year	657	1,960	(238)
Attributable to:
Owners of the Parent	(72)	1,350	(674)
Non-controlling interests	729	610	436

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

5.2.5    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

On November 13, 2013, Telecom Italia accepted the offer of Fintech Group to acquire the entire controlling interest of Telecom Italia Group in the Sofora—Telecom Argentina group. The agreements were subsequently modified in October 2014. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), starting from the fourth quarter of 2013, the Sofora—Telecom Argentina group was treated as Discontinued operations/Non-current assets held for sale. On March 8, 2016, the Telecom Italia Group completed the sale of Sofora—Telecom Argentina group (for further details please see the Note “Events Subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report).

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

Furthermore, following approval of the restructuring plan for the Olivetti group on May 11, 2015, the Olivetti business lines that will be abandoned through divestment or termination in accordance with the plan have been included under Other Operations.

		Domestic	Brazil	Media	Other Operations	Adjustments and eliminations	Consolidated Total
(millions of euros, except number of employees)
Revenues (1)	2015 2014 2013	15,001 15,303 16,388	4,636 6,244 6,945	82 71 124	49 — —	(50) (45) (50)	19,718 21,573 23,407

Operating profit (loss)	2015 2014 2013	2,359 3,738 1,985	636 795 858	14 6 (132)	(52) (12) 1	4 3 6	2,961 4,530 2,718

Capital expenditures on an accrual basis	2015 2014 2013	3,900 2,783 3,031	1,289 2,195 1,349	8 6 20	— — —	— — —	5,197 4,984 4,400

Number of employees at year-end (2)	2015 2014 2013	52,644 53,076 53,377	13,042 12,841 12,140	64 89 84	117 19 22	— — —	65,867 66,025 65,623

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

5.2.6    Year Ended December 31, 2015 compared With Year Ended December 31, 2014

❖	REVENUES

Revenues declined by 1,855 million euros, or 8.6%, from 21,573 million euros in 2014 to 19,718 million euros in 2015.

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2015		2014		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	15,001	76.1	15,303	70.9	(302)	(2.0)
Core Domestic	13,858	70.3	14,205	65.8	(347)	(2.4)
International Wholesale	1,314	6.7	1,244	5.8	70	5.6
Olivetti	172	0.9	227	1.1	(55)	(24.2)
Brazil	4,636	23.5	6,244	28.9	(1,608)	(25.8)
Media and other operations(2)	131	0.7	71	0.3	60
Adjustments and eliminations	(50)	(0.3)	(45)	(0.1)	(5)

Total Revenues	19,718	100.0	21,573	100.0	(1,855)	(8.6)

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

The Domestic Business Unit (divided into Core Domestic, International Wholesale and Olivetti), recorded a decline in revenues for 2015 of 302 million euros (-2.0%), compared to 2014, but with an improvement in revenues from services (quarters 2015 compared to quarters 2014: fourth quarter -1.1%, third quarter -1.5%, second quarter -1.7%, first quarter -3.3%). There were, however, positive signs over the course of 2015, with the decline in revenues, as compared to 2014, becoming smaller from quarter to quarter. This development is mainly due to an improvement in competition conditions, which permitted for an acceleration of growth for connection and content services for broadband and ultra-broadband networks, a steady hold on market share and a steady reduction in the declines of ARPU with respect to traditional services, mainly in the Mobile segment, which posted a positive performance in the fourth quarter of 2015, both in terms of total revenues (+0.7%) and revenues from services (+0.1%), as compared to the same period of 2014.

In 2015, the Brazil Business Unit generated revenues of 4,636 million euros (17,139 million reais), a decline of 1,608 million euros (2,359 million reais), or -25.8%, from 6,244 million euros in 2014 (19,498 million reais). The decline was mainly due to a decline in revenues from services, which was caused by further reductions in mobile termination rates and a contraction in revenues from traditional voice and SMS services. These declines were only partially offset by an increase in revenue generated by the innovative component.

Furthermore, revenues from product sales were 475 million euros in 2015 (1,755 million reais) compared to 1,016 million euros in 2014 (3,173 million reais), a decrease of 541 million euros, or 53.2%, likely reflecting the impact of the Brazilian macroeconomic crisis.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	59	64	(5)	(7.8)
Recovery of employee benefit expenses, purchases and services rendered	32	27	5	18.5
Capital and operating grants	33	26	7	26.9
Damage compensation, penalties and sundry recoveries	25	36	(11)	(30.6)
Other income	138	248	(110)	(44.4)

Total other income	287	401	(114)	(28.4)

Other Income declined by 114 million euros relative to 2014. In 2014, other income included the full release of the remaining risk provisions, for an amount of 84 million euros, already allocated in the 2009 consolidated financial statements, with respect to the alleged administrative offense pursuant to Legislative Decree 231/2001, in connection with the “Telecom Italia Sparkle affair”.

❖	OPERATING EXPENSES

Our operating expenses amounted to 17,044 million euros in 2015, a decrease of 400 million euros, or 2.3% compared to 17,444 million euros in 2014.

The components of our operating expenses include the following:

•

Acquisition of goods and services amounted to 8,533 million euros in 2015, a decrease of 897 million euros compared to 2014 (9,430 million euros). The decline was mainly due to the Brazil Business Unit, which experienced a decline of 1,149 million euros (including a negative exchange rate effect of 558 million euros). The Domestic Business Unit, on the other hand, reported an increase of 215 million euros, mainly due to higher purchases of equipment and handsets, related to the increase of product sales. In 2015, this item also included approximately 102 million euros for special projects and agreements.

The following table sets forth the acquisition of goods and services for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	1,811	2,231	(420)	(18.8)
Portion of revenues to be paid to other operators and interconnection costs	2,080	2,403	(323)	(13.4)
Commercial and advertising costs	1,399	1,473	(74)	(5.0)
Power, maintenance and outsourced services	1,272	1,336	(64)	(4.8)
Rent and leases	699	742	(43)	(5.8)
Other service expenses	1,272	1,245	27	2.2

Total acquisition of goods and services	8,533	9,430	(897)	(9.5)

% on Revenues	43.3	43.7

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,769	2,697	72	2.7
Corporate restructuring expenses	446	8	438	n.s.

Total employee benefits expenses—Italy	3,215	2,705	510	18.9

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	374	410	(36)	(8.8)
Corporate restructuring expenses	—	4	(4)

Total employee benefits expenses—Outside Italy	374	414	(40)	(9.7)

Employee benefits expenses	3,589	3,119	470	15.1

% on Revenues	18.2	14.5

Employee benefits expenses in 2015 totaled 3,589 million euros compared to 3,119 million euros in 2014, an increase of 470 million euros. The change was due to:

—

an increase of 72 million euros in the Italian component of ordinary employee expenses, mainly due to the increased contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which resulted in the addition of pay-scale points in April and October 2014, and the growth in the average workforce by 1,842 employees compared to 2014. In particular, the “Solidarity Contracts” applied by the Parent and T.I. Information Technology—which entailed a reduction in working hours and a reduction in the average workforce—came to an end in April 2015, resulting in an increase of 2,062 average employees compared to 2014;

—

the recognition for 446 million euros of charges and provisions to Employee Benefits and other minor items. In particular, the Parent and other Group companies signed specific agreements with the trade unions in 2015 for the application of regulatory instruments that, from 2016 and subsequent years, will enable the management of personnel surpluses, resulting from the streamlining processes affecting all the companies operating in the TLC sector. These instruments will be implemented through solidarity contracts, with voluntary early retirement (in application of Article 4, paragraphs 1-7ter of law no. 92 of June 28, 2012, —the “Fornero law”) and through the use of mobility scheme under law no. 223/91. These expenses consisted of 422 million euros for the Parent Telecom Italia S.p.A., 17 million euros for the restructuring plan announced in May 2015 by Olivetti, 3 million euros for the company Telecom Italia Information Technology, 2 million euros for HR Services, and 2 million euros for Telecom Italia Sparkle. More details are provided in the Note “Employee benefits expenses” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report;

—

a decrease of 40 million euros in the component outside Italy of employee benefits expenses due to the higher increase in labor costs related to the growth in the average workforce (+426 average employees) and local salary increases, which were more than offset by a negative exchange rate effect of approximately 59 million euros, essentially relating to the Brazil Business Unit. In 2014, restructuring expenses of 4 million euros were also recognized in relation to a number of foreign companies of the Olivetti group.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

The Group’s average salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(full time equivalent units, except percentages)
Average salaried workforce—Italy	49,361	47,519	1,842	3.9
Average salaried workforce—Foreign	12,192	11,766	426	3.6

Total average salaried workforce(1)	61,553	59,285	2,268	3.8
Non-current assets held for sale (Sofora—Telecom Argentina group)	15,465	15,652	(187)	(1.2)

Total Average salaried workforce—including Non-current assets held for sale (Sofora—Telecom Argentina group)(1)	77,018	74,937	2,081	2.8

(1)

Includes the average employees with temporary work contracts: 3 units in 2015 (2 in Italy and 1 outside Italy). In 2014 average employees with temporary work contracts were 9 units (4 in Italy and 5 outside Italy).

Group’s employees at December 31, 2015 and 2014 were as follows:

	As of December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	52,555	52,882	(327)	(0.6)
Employees—Foreign	13,312	13,143	169	1.3

Total Employees(1)	65,867	66,025	(158)	(0.2)
Non-current assets held for sale (Sofora—Telecom Argentina group)	16,228	16,420	(192)	(1.2)

Total Employees—including Non-current assets held for sale (Sofora—Telecom Argentina group)(1)	82,095	82,445	(350)	(0.4)

(1)	Includes employees with temporary work contracts: 3 units at December 31, 2015 and 9 units at December 31, 2014.

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	345	375	(30)	(8.0)
Provision charges	330	84	246	292.9
TLC operating fees	342	449	(107)	(23.8)
Indirect duties and taxes	116	118	(2)	(1.7)
Penalties, compensation and administrative sanctions	292	68	224	329.4
Association dues and fees, donations, scholarships and traineeships	18	18	—	—
Sundry expenses	48	63	(15)	(23.8)

Total other operating expenses	1,491	1,175	316	26.9

% on Revenues	7.6	5.4

Other operating expenses were 1,491 million euros in 2015, compared to 1,175 million euros in 2014, an increase of 316 million euros. This change was mainly due to 518 million euros for provisions and costs connected to regulatory disputes and sanctions, and liabilities related to these disputes, charges for specific transactions with customers and suppliers and costs related to disputes with former employees.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

In particular:

—

writedowns and expenses in connection with credit management (345 million euros; 375 million euros in 2014) consisting of 270 million euros for the Domestic Business Unit (295 million euros in 2014) and 62 million euros for the Brazil Business Unit (80 million euros in 2014);

—

provision charges (330 million euros; 84 million euros in 2014) mainly consisting of 236 million euros for the Domestic Business Unit (6 million euros in 2014) and 86 million euros for the Brazil Business Unit (74 million euros in 2014);

—

TLC operating fees and charges (342 million euros; 449 million euros in 2014) consisting of 285 million euros for the Brazil Business Unit (399 million euros in 2014) and 56 million euros for the Domestic Business Unit (49 million euros in 2014).

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	1,788	1,854	(66)	(3.6)
Depreciation of tangible assets—owned and leased	2,347	2,430	(83)	(3.4)

Total depreciation and amortization	4,135	4,284	(149)	(3.5)

% on Revenues	21.0	19.9

The reduction in depreciation and amortization of 149 million euros was mainly attributable to the Domestic Business Unit (-85 million euros), which was affected by the revision of the useful lives of the passive infrastructure of the Mobile Base Transceiver Stations, which resulted in an overall impact of 51 million euros of lower depreciation, and to the Brazil Business Unit (-68 million euros, which includes the negative exchange rate effects of 152 million euros). Net of the exchange rate effect, the depreciation and amortization of the Brazil Business Unit would have increased by 85 million euros, resulting from the acceleration in investments in the last 18-24 months.

Further details are provided in the Note—“Tangible assets (owned and under finance leases)” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

•	Gains (losses) on disposals of non-current assets

In 2015, this item amounted to 336 million euros (29 million euros in 2014) and was mainly attributable to the gain realized by the Brazil Business Unit of 1,211 million reais (approximately 328 million euros) following the conclusion of the sale of the first three tranches of telecommunications towers to American Tower do Brasil.

For further details, please see “—5.2.7 Results of Operations of Business Units for the Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014- Brazil” included elsewhere in this Annual Report.

•	Net impairment losses on non-current assets

This item amounted to 244 million euros in 2015 (1 million euros in 2014).

The impairment losses for the year 2015 included:

•

240 million euros with respect to goodwill of the Brazil Business Unit due to the results of the impairment testing conducted at December 31, 2015, carried out by comparing the recoverable amount of the Brazil Cash Generating Unit (CGU) with its carrying amount on the same date;

•	4 million euros for other items.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

For further details, please see “Note—Goodwill” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

❖	OPERATING PROFIT (LOSS)

Operating profit was 2,961 million euros in 2015 (4,530 million euros in 2014), a decrease of 1,569 million euros, or -34.6%, as a result of operating income and expenses described above.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

This item amounted to a positive 10 million euros in 2015 (a positive 16 million euros in 2014), essentially reflecting the gain from the sale of the non-controlling interest in SIA S.p.A., which took place in July 10, 2015.

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) showed an increase in net expenses of 331 million euros, from 2,194 million euros in 2014 to 2,525 million euros in 2015.

This increase was linked to the effects of the changes in certain non-monetary items—of a valuation and accounting nature, linked in particular to derivatives—and of bond buybacks, which were offset by the reduction in finance expenses connected to the related debt position.

In particular:

•

the negative impact of 454 million euros (174 million euros in 2014) relating to the fair value measurement through profit and loss—performed separately to its liability component—of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”);

•

a negative effect of 379 million euros in relation to the bond buybacks carried out during 2015 by Telecom Italia S.p.A. for a total of 3.8 billion euros. This impact resulted from the difference between the buyback prices and the values of the liabilities at the transaction date, net of the benefits from the termination of several hedging derivatives linked to the bonds repurchased. In 2014, the negative impact of the buybacks carried out during the period and the exercise of the early redemption option for a bond amounted to 62 million euros.

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

This item amounted to 401 million euros, a decrease of 527 million euros compared to 2014 (928 million euros), mainly due to lower taxable income of the Parent and the unexpected full deductibility of labor costs from the IRAP tax base introduced by art. 1, c. 20 of the Stability Law 2014 (law n.190/14) which resulted in lower IRAP of approximately 60 million euros.

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In 2015, the item Profit from Discontinued Operations/Non-current assets held for sale amounted to 611 million euros (541 million euros in 2014) and was mainly related to the positive contribution to the consolidation from the Sofora—Telecom Argentina group.

For further details, please see “Note—Discontinued operations/Non-current assets held for sale”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

5.2.7    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2015 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2014

❖	DOMESTIC

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	15,001	15,303	(302)	(2.0)
Operating profit (loss)	2,359	3,738	(1,379)	(36.9)
% of Revenues	15.7	24.4
Employees at year-end (units)	52,644	53,076	(432)	(0.8)

Revenues

Revenues decreased by 302 million euros from 15,303 million euros in 2014 to 15,001 million euros in 2015.

There were a number of significant indicators during the year 2015 and the last quarter, including the continued steady recovery in revenue performance, which strengthened compared to the previous quarters, and positive performance in the Mobile business, both in terms of total revenues (+0.7% in the fourth quarter of 2015) and revenues from services only (+0.1% in the last quarter of 2015 compared to the same period of 2014).

This recovery in revenues was attributable to the commercial actions aimed at progressively stabilizing the customer base—with market share up slightly in both the Mobile and Fixed-line Broadband businesses—and the ARPU, with a growth in revenues from Fixed-line Broadband, ICT and Mobile Internet.

In more detail:

Revenues from domestic services, amounted to 14,058 million euros in 2015 and decreased by 276 million euros (-1.9%) compared to 2014.

The quarterly trend confirmed the recovery trend already mentioned, stronger than in previous quarters: (quarters 2015 compared to quarters 2014: fourth quarter -1.1%, third quarter -1.5%, second quarter -1.7%, first quarter -3.3%).

In detail:

—	revenues from Fixed-lined services amounted to 10,372 million euros in 2015, a decrease of 300 million euros compared to 2014 (-2.8%);

—

revenues from services in the Mobile business amounted to 4,517 million euros a decrease of 91 million euros compared to 2014 (-2.0%). The performance contributed to the improving trend with a positive +0.1% in the fourth quarter of 2015, compared to the same period in 2014, preceded by -1.5% in the third quarter of 2015, -2.5% in the second quarter of 2015, -4.2% in the first quarter of 2015.

Revenues from product sales, including changes to work in progress, amounted to 943 million euros in 2015 (a decrease of 26 million euros compared to 2014) and grew by 68 million euros in the Mobile business, due to a continued growth in demand for advanced handsets (smartphones), and declined in the Fixed-line business of the product portfolio.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

The following table sets forth the Domestic Business Unit’s revenues by market segment for the years ended December 31, 2015 and 2014.

•	Core Domestic

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	13,858	14,205	(347)	(2.4)
Consumer	7,267	7,349	(82)	(1.1)
Business	4,600	4,824	(224)	(4.6)
National Wholesale	1,785	1,793	(8)	(0.4)
Other	206	239	(33)	(13.8)
Operating profit (loss)	2,287	3,593	(1,306)	(36.3)
% of Revenues	16.5	25.3
Employees at year-end (units)	51,741	51,849	(108)	(0.2)

•

Consumer:    revenues of the Consumer segment amounted to 7,267 million euros in 2015, with a decrease of 82 million euros (-1.1%) compared to 2014, with a recovery driven, in particular, by the progressive and structural recovery in the Mobile business, due to the steady market share and the stabilization of ARPU levels. In particular:

•

revenues from Mobile business amounted to 3,599 million euros, and grew slightly compared to 2014 (+29 million euros, +0.8%), confirming the positive trend seen over the two consecutive quarters (fourth quarter of 2015, +2.5%, third quarter +3.3%, second quarter -1.6%, first quarter -1.5%). Service revenues decreased by 39 million euros (-1.2% compared to 2014), also evidencing a significant recovery trend (fourth quarter of 2015: +1.5%; third quarter: -0.3%; second quarter: -2.1%; first quarter: -4.3%), attributable to a slowdown of competitive pressure, the progressive stabilization of market share and the steady growth of mobile internet and digital services to support the stabilization of ARPU;

•

revenues from Fixed-line business amounted to 3,705 million euros, with a decrease of 112 million euros compared to 2014 (-2.9%) and showed a slowdown in the last quarter of 2015 (-6.7%) compared to the improvement seen from the second half of 2014, due to the actions aimed at increasing ARPU undertaken in the last months of the year (repricing, introduction of flat tariffs and bundle development).

•

Business:    the revenues of the Business segment amounted to 4,600 million euros, a decrease of 224 million euros compared to 2014 (-4.6%). Revenues from services (4,232 million euros, -204 million euros compared to 2014) continued the stabilization that began during 2014 (-4.7% in the fourth quarter of 2015). Specifically:

•

Mobile services revenue fell by 66 million euros (-5.5% compared to 2014): the positive performance of new digital services, and, in particular, of the Mobile Internet component (+38 million euros, +9% compared to 2014) was offset by a reduction in traditional mobile services for voice calls and messaging (-109 million euros) due to the customers repositioning towards bundle deals with lower overall ARPU;

•

Fixed-line services revenue fell by 141 million euros (-4.3% compared to 2014): despite the steady growth in ICT service revenues (+5.7%), in particular on Cloud services (+26% compared to 2014), the segment continued to be adversely affected by the slow economic recovery, the reduction in prices of traditional voice and data services, and the technological shift towards VoIP systems.

•

National Wholesale: revenues for the Wholesale segment in 2015 amounted to 1,785 million euros, essentially stable compared to 2014 (-8 million euros, or 0.4%). Indeed, the impact of the change in regulated prices in 2015 was similar to the impact in 2014, due to the retroactive change in the wholesale access prices for the period 2010-2012.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

•	International Wholesale—Telecom Italia Sparkle group

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,314	1,244	70	5.6
Operating profit	85	172	(87)	(50.6)
% of Revenues	6.5	13.8
Employees at year-end (units)	645	641	4	0.6

Telecom Italia Sparkle group revenues for 2015 amounted to 1,314 million euros, a significant increase compared to 2014 (+70 million euros, or 5.6%). This increase was related in particular to revenues for Voice services (+39 million euros, +4.3%) and revenues for IP/Data services (+33 million euros, +12.8%). The other business segments remained substantially stable (-2 million euros, -2.2%).

•	Olivetti

Following approval of the restructuring plan of the Olivetti group on May 11, 2015, in 2015, the business lines to be abandoned through divestment or termination in accordance with the plan have no longer been consolidated under Olivetti. Instead, these lines have been included under Other Operations.

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	172	227	(55)	(24.2)
Operating profit (loss)	(13)	(34)	21	61.8
% of Revenues	(7.6)	(15.0)
Employees at year-end (units)	258	586	(328)	(55.9)

In 2015, the revenues of business lines defined as “Core” (Office, Retail and Systems, and Advanced Caring) amounted to 172 million euros.

In particular, in 2015 there was an increase in revenues in the Office segment relating to the sales of multifunctional products under long-term rental agreements (+15 million euros compared to 2014), while revenues from services in the Advanced Caring segment registered an increase of 6 million euros as compared to 2014.

Operating profit

Operating profit in 2015 amounted to 2,359 million euros (3,738 million euros in 2014), a decrease of 1,379 million euros, or -36.9% compared to 2014, with an Operating profit margin of 15.7% (24.4% in 2014).

The operating profit was also impacted by the change in the following line items included under operating expenses and shown in the table below.

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	6,046	5,831	215	3.7
Employee benefits expenses	3,206	2,730	476	17.4
Other operating expenses	999	570	429	75.3
Depreciation and amortization	3,205	3,290	(85)	(2.6)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

In detail:

•	acquisition of goods and services increased by 215 million euros (+3.7%) compared with 2014. In particular:

•	higher costs for the acquisition of goods for resale (+145 million euros, of which +78 million euros for the acquisition of Mobile handsets linked to the increase in sales volumes);

•	higher advertising costs (+25 million euros, mainly related to the sponsoring of EXPO 2015 and the launch of the new single Brand);

•	higher commercial costs (+24 million euros);

•	higher costs for revenues due to other operators (+26 million euros);

•	lower costs for indirect operating expenses, not directly linked to commercial and industrial policies (-117 million euros);

•	employee benefits expenses increased by 476 million euros compared to 2014, mainly due to:

•

an increase of 60 million euros in ordinary employee expenses, mainly due to the increased contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which resulted in the addition of pay-scale points in April and October 2014, and the growth in the average workforce by a total of 1,692 average employees compared to 2014. In particular, the “Solidarity Contracts” applied by the Parent and T.I. Information Technology—which entailed a reduction in working hours and a consequent reduction in the average workforce—came to an end in April 2015, resulting in an increase of 2,062 average employees compared to 2014;

•

the recognition of 429 million euros in charges and provisions to employee benefits, consisting of 422 million euros for the Parent Telecom Italia S.p.A., 3 million euros for Telecom Italia Information Technology, 2 million euros for HR Services and 2 million euros for Telecom Italia Sparkle. In particular, in 2015 the Parent signed specific agreements with the trade unions for the application of regulatory instruments that starting in 2016 will enable the management of personnel surpluses, resulting from the streamlining processes affecting the companies operating in the TLC sector. These instruments will be implemented through solidarity contracts, voluntary early retirements (in application of Article 4, paragraphs 1-7ter, of Law n. 92 of June 28, 2012, the “Fornero” law) and through the use of mobility scheme under law n. 223/91;

•

other operating expenses, amounted to 999 million euros, an increase of 429 million euros compared to 2014. This increase was mainly due to costs totaling 512 million euros for provisions and costs connected to regulatory disputes and sanctions, and to liabilities related to these disputes, some charges for specific transactions with customers and suppliers and costs related to disputes with former employees.

Details of other operating expenses are shown in the table below:

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	270	295	(25)	(8,5)
Provision charges	236	6	230	n.s.
TLC operating fees and charges	56	49	7	14
Indirect duties and taxes	100	99	1	1,0
Sundry expenses	337	121	216	179
Total	999	570	429	75,3

•

depreciation and amortization, amounted to 3,205 million euros in 2015, a decrease of 85 million euros compared to 2014 (3,290 million euros), due to the revision of the useful lives of the passive infrastructure of the Mobile Base Transceiver Stations.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

The operating profit was also impacted by Other income which amounted to 258 million euros in 2015 (382 million euros in 2014), a decrease of 124 million euros compared to 2014. In 2014, the amount included the entire release of the risk provision, recorded in the 2009 Consolidated Financial Statements for the alleged administrative offense pursuant to Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (71 million euros).

Employees

Employees were 52,644 as of December 31, 2015, a reduction of 432 units compared to December 31, 2014.

* * *

The company Infrastrutture Wireless Italiane S.p.A. (“INWIT”) was established on January 14, 2015. On April 1, 2015, the Parent Telecom Italia S.p.A. transferred to INWIT the business unit consisting of around 11,500 sites in Italy that house the radio transmission equipment for mobile telephone networks for the Parent Company and other operators. In June 2015, an IPO was successfully completed for ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A., which was followed in July 2015 by the exercise of the greenshoe option. This transaction did not result in a loss of control for the Telecom Italia Group over INWIT and was therefore treated as a transaction between shareholders in accordance with the accounting standards. Accordingly, no impacts were recognized in the consolidated income statement and the effects of the transaction were recognized directly as an increase in Equity attributable to Owners of the Parent.

INWIT—Infrastrutture Wireless Italiane S.p.A.		As of December 31, 2015

Set of towers transferred from Telecom Italia to INWIT	No.	11,500
Number of shares in the IPO	No.	239,800,000
% of capital transferred		39.97%
IPO unit price per share	euro	3.65
Total consideration received, net of transaction costs	million euros	854
Increase in Equity attributable to Owners of the Parent	million euros	279
Telecom Italia percentage interest in INWIT at December 31, 2015		60.03%

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014	2015	2014	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	4,636	6,244	17,139	19,498	(2,359)	(12.1)
Operating profit	636	795	2,351	2,483	(132)	(5.3)
% of Revenues	13.7	12.7	13.7	12.7
Employees at year-end (units)	13,042	12,841	13,042	12,841	201	1.6

Revenues

Revenues for 2015, amounted to 17,139 million reais and decreased by 12.1% compared to 2014 (-2,359 million reais). Service revenues totaled 15,384 million reais, a decrease of 941 million reais compared to 16,325 million reais for 2014 (-5.8%). The decline in revenues was partly attributable to the revenues from incoming SMS and mobile traffic (-1,005 million reais, -40.2%), due to the reduction in the mobile termination rate (MTR) and lower volumes, as well as traditional voice and SMS outgoing traffic (-1,216 million reais, -13.4%). This was partially offset by an increase in revenue generated by the innovative component, mobile data and VAS content (+1,213 million reais, +35.0%). Mobile Average Revenue Per User (ARPU) amounted to 16.7 reais for 2015 compared to 17.7 reais for 2014 (-5.6%).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

Revenues from product sales were 1,755 million reais (3,173 million reais in 2014; -44.7%), likely reflecting the impact of the Brazilian macroeconomic crisis.

The total number of lines as of December 31, 2015 amounted to 66,234 thousand, a decrease of 9,487 thousand compared to December 31, 2014. This corresponds to a market share of approximately 25.7% (27% at December 31, 2014).

Operating profit

Operating profit amounted to 2,351 million reais, down 132 million reais compared to 2014. This result was affected by goodwill impairment losses totaling 887 million reais and the positive impacts arising from the conclusion of the sale of the first three tranches of telecommunications towers to American Tower do Brasil. More specifically, at the time of the sales, the gains arising on the assets sold amounted to 1,211 million reais net of transaction costs.

With regard to changes in operating costs, the following table sets forth certain expenses for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014	2015	2014	Changes
			(a)	(b)	(a-b)%
	(millions of euros)		(millions of Brazilian reais, except percentages)
Acquisition of goods and services	2,444	3,593	9,037	11,222	(2,185)	(19.5)
Employee benefits expenses	349	379	1,289	1,183	106	9.0
Other operating expenses	470	598	1,736	1,865	(129)	(6.9)
Change in inventories	33	11	122	33	89	269.7
Depreciation and amortization	909	977	3,362	3,049	313	10.3

•

acquisition of goods and services amounted to 9,037 million reais in 2015 (11,222 million reais in 2014). The 19.5% decrease compared to the previous year (-2,185 million reais) can be broken down as follows:

•	purchases relating primarily to products for resale: -1,583 million reais;

•	revenues due to other TLC operators: -826 million reais;

•	rent and lease costs: +179 million reais;

•	external service costs: +45 million reais;

•

employee benefits expenses, amounting to 1,289 million reais in 2015, up 106 million reais compared to 2014 (+9.0%). The ratio of employee benefits expenses to total revenues rose to 7.5%, up 1.4 percentage point on 2014. The average workforce grew from 11,451 employees in 2014 to 11,931 employees in 2015;

•	other operating expenses amounted to 1,736 million reais, a decrease of 6.9% on 2014. The expenses were broken down as follows:

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	230	249	(19)	(7.6)
Accruals to provisions	320	232	88	37.9
TLC operating fees	1,054	1,247	(193)	(15.5)
Indirect duties and taxes	51	51	—	—
Sundry expenses	81	86	(5)	(5.8)

Total	1,736	1,865	(129)	(6.9)

•

depreciation and amortization amounted to 3,362 million reais in 2015, an increase of 313 million reais compared to 3,049 million reais in 2014 due to the effect of the acceleration of investments in the past two years.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

Employees

Employees were 13,042 at December 31, 2015, an increase of 201 units compared to December 31, 2014 (12,841 units).

* * *

In 2015, the TIM Brasil group concluded the sale of the first three tranches of telecommunications towers to American Tower do Brasil. The transaction involved the simultaneous execution of a finance lease for the portion of the towers used by the TIM Brasil group, recorded as a financial debt for leases. For further details please see “Item 4. Information on the Telecom Italia Group—4.6 Description of Property, Plant and Equipment”.

❖	MEDIA

On June 30, 2014, Telecom Italia Media (TI Media) and Gruppo Editoriale L’Espresso (Espresso group) completed the merger of the digital terrestrial network operator businesses respectively controlled by Persidera S.p.A. (a subsidiary of TI Media) and Rete A S.p.A.

The merger of Rete A by absorption into Persidera was completed on December 1, 2014.

The merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. was completed on September 30, 2015, effective retroactively, for accounting and tax purposes, as of January 1, 2015.

The table below shows the figures for the Media Business Unit which, for the first half of 2014, did not include the results of Rete A.

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	82	71	11	15.5
Operating profit (loss)	14	6	8	n.s
% of Revenues	17.1	8.5
Employees at year-end (units)(*)	64	89	(25)	(28.1)

(*)	Includes employees with temp work contracts: nil at December 31, 2015, 1 at December 31, 2014.

Revenues

Revenues amounted to 82 million euros in 2015, an increase of 11 million euros (+15.5%) compared to 71 million euros in 2014. This change, which was partly driven by the merger of Rete A, which had not yet occurred in the first six months of 2014, was entirely attributable to the Network Operator (Persidera).

Operating profit (loss)

Operating profit was 14 million euros in 2015 (6 million euros in 2014). This performance was mainly due to the aforementioned increase in revenues, as well as the increase in other income, only partially offset by an increase in operating expenses, mainly attributable to the costs from the former Rete A (operations not present in the first six months of 2014) and by the increase of 4 million euros in depreciation and amortization.

Employees

Employees were 64 at December 31, 2015, a decrease of 25 units compared to December 31, 2014 (89 units).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

❖	Discontinued operations/Non-current assets held for sale (Sofora—Telecom Argentina group)

The results of the Sofora—Telecom Argentina group, which have been classified under “Discontinued operations/Non-current assets held for sale” following the agreement for the sale to Fintech entered into on November 13, 2013 and subsequently amended on October 24, 2014, are shown below. Specifically, following those agreements:

•

the first closing took place on October 29, 2014 and, as a result, 17% of the Sofora capital was sold. Consideration was received for this closing – also including other related assets—totaling US$ 215.7 million (around 170 million euros); this resulted in the direct and indirect economic interest in Telecom Argentina group of the Telecom Italia group being reduced from 19.30% to 14.47%;

•	the sale of the controlling interest of 51% in the capital of Sofora was planned to occur within two and a half years of October 29, 2014, subject to approval by the Argentine regulatory authority;

•	the guarantees of performance by Fintech were secured by a pledge of securities worth US$ 600.6 million.

On March 8, 2016, after having received the approval of Enacom, the Argentine communications regulator, the Telecom Italia Group completed the sale of Sofora—Telecom Argentina group (for further details please see the “Note—Events Subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report).

The average exchange rate used for the conversion into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) was 10.26890 in 2015 and 10.76605 in 2014. In terms of the spot exchange rate, the Argentine currency was subject to a significant devaluation in December 2015: the euro exchange rate for the Argentine peso on December 31, 2015 was 14.0972 pesos per euro compared to 10.2755 pesos per euro at December 31, 2014.

The following table sets forth certain financial and other data for the Sofora—Telecom Argentina group for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014	2015	2014	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Argentine pesos, except percentages and employees)
Revenues	3,943	3,097	40,495	33,341	7,154	21.5
Operating profit	1,035	804	10,632	8,657	1,975	22.8
% of Revenues	26.3	26.0	26.3	26.0
Employees at year-end (units)	16,228	16,420	16,228	16,420	(192)	(1.2)

Revenues

Revenues for 2015 amounted to 40,495 million pesos, increasing 7,154 million pesos (+21.5%) compared to 2014 (33,341 million pesos), mainly due to the growth in ARPU. The main source of revenues was mobile telephony, which accounted for about 73% of the consolidated revenues of the Sofora—Telecom Argentina group, an increase of 20.1% compared to 2014.

Operating profit

Operating profit in 2015 was 10,632 million pesos compared to 8,657 million pesos recorded in 2014. The increase of 1,975 million pesos was mainly attributable to the aforementioned increase in revenues, partially offset by the increase in the related costs, as described below.

With regard to the change in the main costs, the following is noted:

•

acquisition of goods and services amounted to 19,017million pesos (14,963 million pesos in 2014). The increase of 27.1% compared to 2014 (+4,054 million pesos) was mainly due to higher external service costs of 1,912 million pesos and greater purchases of goods of 2,025 million pesos;

•	employee benefits expenses, amounting to 7,317 million pesos, increased by 1,662 million pesos compared to 2014 (+29.4%). The change was due to salary increases resulting from periodic revisions in

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

union agreements, primarily linked to inflation, and to the increase in provisions for termination benefit incentives. The percentage of employee benefits expenses to total revenues was 18.1%, up 1.1 percentage points over 2014;

•

changes in inventories totaled 1,460 million pesos and reflecting higher purchases of handsets by Telecom Personal, mentioned above, with an increase of 62% in stock levels compared to the end of 2014;

•	other operating expenses amounted to 4,835 million pesos, increasing 797 million pesos compared to 2014, mainly as a result of the 540 million pesos increase in indirect duties and taxes;

•

net impairment losses on non-current assets of 224 million pesos in 2015, as compared to 26 million pesos in 2014, were mainly related to work in progress and several business projects that the group decided not to pursue.

As required by IFRS 5, the calculation of the depreciation and amortization for the Sofora—Telecom Argentina group, which would have amounted to 4,438 million pesos in 2015 and 3,244 million pesos in 2014 (432 million euros in 2015 and 301 million euros in 2014), was suspended effective as of the date of classification as a Discontinued operation.

Further details are provided in the “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.2.8    YEAR ENDED DECEMBER 31, 2014 COMPARED WITH YEAR ENDED DECEMBER 31, 2013

❖	REVENUES

Revenues amounted to 21,573 million euros in 2014, a decrease of 1,834 million euros, or 7.8%, compared to 23,407 million euros in 2013.

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2014		2013		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic (2)	15,303	70.9	16,388	70.0	(1,085)	(6.6)
Core Domestic	14,205	65.8	15,269	65.2	(1,064)	(7.0)
International Wholesale	1,244	5.8	1,263	5.4	(19)	(1.5)
Olivetti	227	1.1	265	1.1	(38)	(14.3)
Brazil	6,244	28.9	6,945	29.7	(701)	(10.1)
Media and Other Operations (2) (3)	71	0.3	124	0.5	(53)	(42.7)
Adjustments and eliminations	(45)	(0.1)	(50)	(0.2)	5	(10.0)

Total Revenues	21,573	100.0	23,407	100.0	(1,834)	(7.8)

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

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

With respect to the Brazil Business Unit, revenues in 2014 decreased by 701 million euros, or 10.1% compared to 2013. Revenues from services decreased in 2014, mainly due to lower revenues from incoming traffic as a result of the reduction in the mobile termination rate. Handset revenues also declined, mainly due to a reduction in sales volumes. The total number of lines for the Brazil Business Unit on December 31, 2014 was 75.7 million, up 3.1% compared with December 31, 2013.

For a more detailed analysis of revenue performance by individual Business Units, reference should be made to “Item 4. Information On The Telecom Italia Group—4.2 Business Units”.

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	64	63	1	1.6
Recovery of employee benefit expenses, purchases and services rendered	27	28	(1)	(3.6)
Capital and operating grants	26	27	(1)	(3.7)
Damage compensations, penalties and sundry recoveries	36	64	(28)	(43.8)
Sundry income	248	142	106	74.6

Total other income	401	324	77	23.8

This item increased by 77 million euros compared to 2013. The increase mainly related to the full release of the remaining risk provisions, in an amount of 84 million euros, already allocated in the 2009 consolidated financial statements, with respect to the Telecom Italia Sparkle affair; the interest element (a further 2 million euros) was released into finance income.

❖	OPERATING EXPENSES

Our operating expenses amounted to 17,444 million euros in 2014, a decrease of 3,569 million euros, or 17.0%, compared to 21,013 million euros in 2013. The decline in operating expenses was also due to the reduction of impairment losses on non-current assets which decreased from 2,187 million euros in 2013 to 1 million euros in 2014.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

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

The following table sets forth the acquisition of goods and services for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	2,231	2,358	(127)	(5.4)
Portion of revenues to be paid to other operators and interconnection costs	2,403	2,949	(546)	(18.5)
Commercial and advertising costs	1,473	1,565	(92)	(5.9)
Power, maintenance and outsourced services	1,336	1,353	(17)	(1.3)
Rent and leases	742	755	(13)	(1.7)
Other service expenses	1,245	1,397	(152)	(10.9)

Total acquisition of goods and services	9,430	10,377	(947)	(9.1)

% on Revenues	43.7	44.3

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,697	2,688	9	0.3
Corporate restructuring expenses	8	19	(11)	(57.9)

Total employee benefits expenses—Italy	2,705	2,707	(2)	(0.1)

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	410	380	30	7.9
Corporate restructuring expenses	4	0	4

Total employee benefits expenses—Outside Italy	414	380	34.0	8.9

Total employee benefits expenses	3,119	3,087	32	1.0

% on Revenues	14.5	13.2

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

The increase in ordinary employee expenses and costs was due to the net effect of the following factors:

•	the increase in the contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013;

•	the recognition of the notional costs relating to the Broad-Based Share Ownership Plan and the Stock Option Plan;

•

the reduction in the average workforce by 820 employees compared to 2013, of which an average of 530 units was a result of the application of the “Solidarity Contracts” by the Parent, Telecom Italia Information Technology, and by Olivetti S.p.A. (in 2013, the Parent and Telecom Italia Information Technology applied the solidarity contracts from the second quarter of 2013);

•	the exit from the scope of consolidation of the companies La7 and MTV, with a reduction of 202 units in the average headcount.

•

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

•

the increase of 34 million euros of employee benefits expenses outside Italy. The effects of the growth in the average workforce, which rose by an average of 780 employees, and local salary variations, were partially offset by a negative exchange difference of around 28 million euros, essentially related to the Brazil Business Unit. In 2014, restructuring expenses of 4 million euros were also recognized in relation to a number of foreign companies of the Olivetti group.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

The Group’s employees at December 31, 2014 and 2013 were as follows:

	As of December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	52,882	53,155	(273)	(0.5)
Employees—Foreign	13,143	12,468	675	5.4

Total Employees(1)	66,025	65,623	402	0.6

Non-current assets held for sale (Sofora—Telecom Argentina group)	16,420	16,575	(155)	(0.9)

Total Employees—including Non-current assets held for sale (Sofora—Telecom Argentina) (1)	82,445	82,198	247	0.3

(1)	Includes employees with temporary work contracts: 9 units at December 31, 2014 and 4 units at December 31, 2013.

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	375	380	(5)	(1.3)
Provision charges	84	100	(16)	(16.0)
Indirect duties and taxes	118	128	(10)	(7.8)
TLC operating fees	449	482	(33)	(6.8)
Penalties, compensation and administrative sanctions	68	72	(4)	(5.6)
Association dues and fees, donations, scholarships and traineeships	18	22	(4)	(18.2)
Sundry expenses	63	134	(71)	(53.0)

Total other operating expenses	1,175	1,318	(143)	(10.8)

% on Revenues	5.4	5.6

Other operating expenses in 2014 were 1,175 million euros compared to 1,318 million euros in 2013, a decrease of 143 million euros.

This decrease was primarily due to the Domestic Business Unit (-101 million euros) and the Brazil Business Unit (-34 million euros, including a negative exchange rate effect of 51 million euros).

They included:

•

write-downs and expenses in connection with credit management (375 million euros; 380 million euros in 2013) consisting of 295 million euros for the Domestic Business Unit (290 million euros in 2013) and 80 million euros for the Brazil Business Unit (84 million euros in 2013);

•

provision charges (84 million euros; 100 million euros in 2013) mainly consisting of 74 million euros for the Brazil Business Unit (81 million euros in 2013) and 6 million euros for the Domestic Business Unit (17 million euros in 2013);

•

TLC operating fees and charges (449 million euros; 482 million euros in 2013) consisting of 399 million euros for the Brazil Business Unit (424 million euros in 2013) and 49 million euros for the Domestic Business Unit (57 million euros in 2013);

•

sundry expenses of 63 million euros; in 2013 they amounted to 134 million euros and mainly related to the Domestic Business Unit for the estimate of the costs, of 84 million euros, for the fine imposed by the Italian Antitrust Authority (AGCM) at the end of the A428 proceedings.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	1,854	2,012	(158)	(7.9)
Depreciation of tangible assets—owned and leased	2,430	2,541	(111)	(4.4)

Total depreciation and amortization	4,284	4,553	(269)	(5.9)

% on Revenues	19.9	19.5

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

This amounted to a positive 16 million euros, essentially reflecting the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., performed pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A. on February 28, 2014, at a price of 17 million euros.

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) showed net expenses of 2,194 million euros (net expenses of 2,183 million euros in 2013), an increase of 11 million euros.

This increase was linked to the net effect resulting from the change in certain non-monetary items – of a valuation and accounting nature, linked in particular to derivatives – which was offset in part by the reduction in finance expenses related to the debt position.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

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

•

the issuance at the end of 2013, by Telecom Italia Finance S.A., of the mandatory convertible bond in an amount of 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”), resulted in the accounting recognition of the option embedded in the financial instrument separately from the related liability. In 2014, the measurement of the option at fair value through profit or loss resulted in a negative impact on adjustments to non-hedging derivatives of 174 million euros (in 2013 the impact was -124 million euros).

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

This item amounted to 928 million euros, a decrease of 183 million euros from 2013 (1,111 million euros), largely due to the smaller taxable base of the Parent Telecom Italia. The Brazil Business Unit recorded a decrease in tax expense of 16 million euros compared to 2013. This was due to the exchange rate effect of approximately 18 million euros. Net of that effect, income tax expense would have been substantially in line with the previous year, consistent with the trend in the taxable base expressed in local currency.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	15,303	16,388	(1,085)	(6.6)
Operating profit (loss)	3,738	1,985	1,753	88.3
% of Revenues	24.4	12.1
Employees at year-end (units)	53,076	53,377	(301)	(0.6)

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

•

Consumer: revenues for the Consumer segment in 2014 amounted to 7,349 million euros, down 621 million euros compared to 2013 (-7.8%). This performance, although still negative, reflects an improvement in the second half of 2014. Compared to the same periods of 2013, the following performance was recorded in 2014: in the fourth quarter -5.1%; in the third quarter -5.2%; in the second quarter -9.2%; and in the first quarter -11.7%. In particular, revenues from Mobile services fell by -398 million euros (-11.1%) compared to 2013 and -7.2% in the fourth quarter 2014 (against -6.6% in the third quarter, -13.7% in the second quarter and -16.9% in the first quarter). This reflected the positive impact from the structural improvement in competitive performance, the gradual stabilization of the customer base and ARPU, and the steady growth in mobile internet. Revenues from Fixed-line services also showed signs of recovery compared to the decline seen in the first part of the year, with a reduction of -238 million euros (-5.9%) compared to the year 2013, and -3.4% in the fourth quarter 2014 (-6.1% in the third quarter, -7.9% in the second quarter and -6.2% in the first quarter), owing to stable market share and the positive performance of Broadband ARPU, supported by the increased proportion of customers with flat contracts and service upgrades (Fiber);

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

•

Business: in 2014 revenues for the Business segment amounted to 4,824 million euros, a decline of 387 million euros from 2013 (-7.4%), but an improvement on the previous periods, particularly for revenues from services (4,436 million euros, -425 million compared to 2013, or -8.7%; -6.6% in the fourth quarter of 2014, -7.9% in the third quarter, -10.6% in the second quarter and -9.8% in the first quarter). In the Mobile business (-159 million euros in 2014 compared to 2013; -11.7%), despite the effective defensive actions and growth of the customer base – which increased by 3.7% – traditional voice and messaging services continued to decline (-183 million euros in 2014 compared to 2013), due to the repositioning of customers towards deals with lower overall ARPU. The Fixed-line segment (-271 million euros in 2014 compared to 2013; -7.6%) continued to feel the effects of the economic recession and the contraction in prices on traditional voice and data services, although there were signs of recovery in the second half due in part to the steady growth in ICT revenues (+3.5% over 2013, of which +22.0% for Cloud Services);

•

National Wholesale: revenues for the Wholesale segment in 2014 amounted to 1,793 million euros, a decrease of 104 million euros compared to 2013 (-5.5%). The decline was mainly attributable to the reduction in fixed-line and mobile termination rates, retroactive revision of wholesale access prices by the Regulatory Authority for the period 2010-2012, the beginning of the migration to IP infrastructure solutions, and the drop in prices for national roaming.

•	International Wholesale

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,244	1,263	(19)	(1.5)
Operating profit	172	102	70	68.6
% of Revenues	13.8	8.1
Employees at year-end (units)	641	741	(100)	(13.5)

International Wholesale revenues for 2014 amounted to 1,244 million euros, a decline of 19 million euros compared to 2013 (-1.5%). Revenues were down both for Voice services (-6 million euros, -0.6%) and for IP/Data services (-8 million euros, -3.1%), as a result of growth in competition with a reduction in prices. The Multinational Companies business segment also showed a slight decrease (-2 million euros, -3.1%), whereas revenues for Mobile services were up slightly (+3 million euros, +12.2%).

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

Operating profit

Operating profit for 2014 was positive at 3,738 million euros (1,985 million euros in 2013), with an Operating profit margin of 24.4% (12.1% in 2013). In particular, this performance was due to the absence of the goodwill impairment loss for the Core Domestic Cash Generating Unit of 2,187 million euros, recognized in 2013.

The operating profit was also impacted by the change in the following line items included under operating expenses and reflected in the table below.

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	5,831	6,054	(223)	(3.7)
Employee benefits expenses	2,730	2,711	19	0.7
Other operating expenses	570	670	(100)	(14.9)
Depreciation and ammortization	3,290	3,568	(278)	(7.8)

In detail:

•

acquisition of goods and services decreased by 223 million euros (-3.7%) compared with 2013, mainly attributable to efficiency measures on overhead—which resulted in an overall reduction in general and administrative expenses, with specific regard to professional and consulting services—and to commercial cost containment, due to the cooling of competitive pressure (specifically in the Mobile business) and the resulting easing of the effort on marketing levers (lower distribution and advertising costs);

•

employee benefits expenses increased by 19 million euros compared with 2013, mainly due to the increase in ordinary employee expenses of 26 million euros, partially offset by the reduction in restructuring expenses of 7 million euros. In particular:

•

ordinary employee expenses and costs increased as a result of higher expenses due to the increase in the contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, as well as the recognition of the notional costs relating to the launch of the Broad-Based Share Ownership Plan and the Stock Option Plan (23 million euros), which were offset by lower expenses resulting from the reduction in the average workforce by 836 employees compared to 2013 (of which an average of 530 employees was a result of the application of the “Solidarity Contracts” by the Parent, Telecom Italia Information Technology and Olivetti S.p.A.; in 2013 the Parent and Telecom Italia Information Technology had applied the solidarity contracts from the second quarter of 2013);

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

Details of other operating expenses are shown in the table below:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Impairments and expenses in connection with credit management	295	290	5	1.7
Provision charges	6	17	(11)	(64.7)
TLC operating fees and charges	49	57	(8)	(14.0)
Indirect duties and taxes	99	104	(5)	(4.8)
Sundry expenses	121	202	(81)	(40.1)

Total	570	670	(100)	(14.9)

•	depreciation and amortization, totaling 3,290 million euros, fell by 278 million euros compared to the previous year mainly due to the lower amount of depreciable assets.

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

Revenues

Revenues for 2014, amounting to 19,498 million reais, were down by 2.1% compared to 2013 (-423 million reais). Service revenues totaled 16,325 million reais, a decrease of 376 million reais compared to 16,701 million reais for 2013 (-2.3%), mainly due to lower revenues from incoming traffic as a result of the reduction of the mobile termination rate. Revenues from product sales fell from 3,220 million reais in 2013 to 3,173 million reais in 2014 (-1.5%). This decrease was attributable to a reduction in sales volumes, which was only partially offset by an increase in prices.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

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

•	other operating expenses amounted to 1,865 million reais, an increase of 2.9% on 2013. The expenses were broken down as follows:

	Year ended December 31,
	2014	2013	Changes
	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	249	240	9	3.8
Accruals to provisions	232	234	(2)	(0.9)
TLC operating fees	1,247	1,217	30	2.5
Indirect duties and taxes	51	57	(6)	(10.5)
Sundry expenses	86	64	22	34.4

Total	1,865	1,812	53	2.9

•	depreciation and amortization amounted to 3,049 million reais in 2014, compared to 2,736 million reais in 2013, an increase of 313 million reais.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

Employees

Employees were 12,841 at December 31, 2014, an increase of 701 people compared to December 31, 2013 (12,140 units).

❖	MEDIA

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

(*)

2013 Operating profit (loss) of the Media Business Unit was driven down by 100 million euros resulting from the loss realized on the sale of LA7 S.r.l. on April 30, 2013 and driven up by 3 million euros from the gain realized on the sale of MTV Italia S.r.l. on September 12, 2013.

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

The group resulting from the transaction is the primary supplier of leading non-integrated national and foreign television content providers operating in the Italian market.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

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

Revenues

Revenues amounted to 71 million euros in 2014, a decrease of 1 million euros compared to 72 million euros in 2013. The entry of Rete A into the scope of consolidation resulted in higher revenues of 9 million euros. Net of those revenues, the reduction in sales would have been 10 million euros and was connected to the expiry, at the end of 2013, of the contract with RTI (Mediaset Extra and Italia 2) and the termination, also at the end of 2013, of the contract with the channel QVC.

Operating profit (loss)

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

The results of the Sofora—Telecom Argentina group, which was classified under “Discontinued operations/Non-current assets held for sale” following the agreement for the sale to Fintech entered into on November 13, 2013 and subsequently amended on October 24, 2014 are shown below. On March 8, 2016, the Telecom Italia Group completed the sale of Sofora—Telecom Argentina group (for further details please see the Note “Events Subsequent to December 31, 2015” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report).

The average exchange rate used for the conversion into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) was 10.76605 in 2014 and 7.27875 in 2013 and reflected the sharp depreciation of the currency during 2014.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2015

The following table sets forth certain financial and other data for the Sofora-Telecom Argentina group for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014	2013	2014	2013	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Argentine pesos, except percentages and employees)
Revenues	3,097	3,749	33,341	27,286	6,055	22.2
Operating profit	804	518	8,657	3,774	4,883	129.4
% of Revenues	26.0	13.8	26.0	13.8
Employees at year-end (units)	16,420	16,575	16,420	16,575	(155)	(0.9)

Revenues

Revenues for 2014 amounted to 33,341 million pesos, increasing by 6,055 million pesos (+22.2%) compared to 2013 (27,286 million pesos), mainly due to the growth in the related average revenue per user (ARPU) and the sale of handsets at a higher average price. The main source of revenues was mobile telephony, which accounted for about 74% of the consolidated revenues of the Sofora—Telecom Argentina group, an increase of 22% on 2013.

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

•

net impairment losses on non-current assets (26 million pesos in 2014) mainly related to work in progress initiated in previous years and now abandoned. In 2013, this amounted to 172 million pesos and related to several business projects and IT platforms that the group had decided to abandon.

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

5.3.1    LIQUIDITY

Telecom Italia Group’s primary source of liquidity is cash generated from operations and its principal use of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt, the payment of dividends to shareholders and strategic investments.

For additional details, reference should be made to the “Note—Financial Assets (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The table below summarizes, for the periods indicated, the Telecom Italia Group’s cash flows.

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Cash flows from (used in) operating activities	5,070	5,197	6,741
Cash flows from (used in) investing activities	(5,385)	(5,710)	(3,811)
Cash flows from (used in) financing activities	(902)	(273)	(3,632)
Cash flows from (used in) discontinued operations/non-current assets held for sale (*)	(19)	(499)	127

Aggregate cash flows (A)	(1,236)	(1,285)	(575)
Net cash and cash equivalents at beginning of the year (**) (B)	4,910	6,296	7,397
Net foreign exchange differences on net cash and cash equivalents (C)	(458)	(101)	(526)

Net cash and cash equivalents at end of the year (**) (D=A+B+C)	3,216	4,910	6,296

(*)	For further details please see the Note “Discontinued operations/non-current assets held for sale” of the Consolidated Financial Statements included elsewhere in this Annual Report.
(**)

For further details please see the Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013 of the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows from operating activities. Cash flows from operating activities were 5,070 million euros in 2015, 5,197 million euros in 2014 and 6,741 million euros in 2013.

2015 compared to 2014

The decrease of 127 million euros in 2015 compared to 2014 was mainly attributable to:

•	a decrease in profit (loss) from continuing operations of 1,373 million euros (a profit of 46 million euros in 2015 compared to a profit of 1,419 million euros in 2014);

•	a negative effect of net change in current income tax receivables/payables equal to 351 million euros (a net source of 4 million euros in 2015 compared to a net source of 355 million euros in 2014);

•

a negative effect of losses (gains) realized on disposals of non-current assets (including investments) of 314 million euros (a net use of 343 million euros in 2015 compared to a net use of 29 million euros in 2014);

•	a negative effect of net change in deferred tax assets and liabilities equal to 232 million euros (a net use of 45 million euros in 2015 compared to a net source of 187 million euros in 2014);

•	a negative effect of change in trade payables of 158 million euros (a net use of 483 million euros in 2015 compared to a net use of 325 million euros in 2014); and

•	a decrease in depreciation and amortization of 149 million euros (4,135 million euros in 2015 compared to 4,284 million euros in 2014).

Such decreases in cash flows were offset in part by:

•

a positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of 1,232 million euros (a net source of 649 million euros in 2015 compared to a net use of 583 million euros in 2014);

•

a positive effect of change in trade receivables and net amounts due from customers on construction contracts equal to 535 million euros (a net source of 410 million euros in 2015 compared to a net use of 125 million euros in 2014);

•	a positive effect of change in provisions for employee benefits of 448 million euros (a net source of 389 million euros in 2015 compared to a net use of 59 million euros in 2014); and

•

a positive effect of impairment losses (reversals) on non-current assets (including investments) of 240 million euros (a net source of 253 million euros in 2015 compared to a net source of 13 million euros in 2014).

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

•

a negative effect of change in trade receivables and net amounts due from customers on construction contracts equal to 1,199 million euros (a net use of 125 million euros in 2014 compared to a net source of 1,074 million euros in 2013);

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

•	a negative effect of change in provisions for employee benefits of 10 million euros (a net use of 59 million euros in 2014 compared to a net use of 49 million euros in 2013).

Such decreases in cash flows were offset in part by:

•	an improvement in profit (loss) from continuing operations of 1,998 million euros (a profit of 1,419 million euros in 2014 compared to a loss of 579 million euros in 2013);

•	a positive effect of net change in current income tax receivables/payables equal to 459 million euros (a net source of 355 million euros in 2014 compared to a net use of 104 million euros in 2013);

•	a positive effect of change in trade payables of 164 million euros (a net use of 325 million euros in 2014 compared to a net use of 489 million euros in 2013);

•	a positive effect of change in inventories of 78 million euros (a source of 55 million euros in 2014 compared to a net use of 23 million euros in 2013); and

•

a positive effect of share of losses (profits) of associates and joint ventures accounted for using the equity method of 5 million euros (a net source of 5 million euros in 2014 compared to nil in 2013).

Cash flows used in investing activities. Cash flows used in investing activities were 5,385 million euros in 2015, 5,710 million euros in 2014 and 3,811 million euros in 2013.

2015 compared to 2014

The decrease in cash used in investing activities in 2015 compared to 2014 of 325 million euros was due to:

•

an increase of 639 million euros in proceeds from sale/repayments of intangible, tangible and other non-current assets (a net source of 717 million euros in 2015 compared to a net source of 78 million euros in 2014); and

•	a negative effect of change in financial receivables and other financial assets of 483 million euros (a net use of 635 million euros in 2015 compared to a net use of 1,118 million euros in 2014);

Such effects were offset in part by:

•	an increase in capital expenditures (intangible and tangible assets on a cash basis) of 767 million euros (5,426 million euros in 2015 compared to 4,659 million euros in 2014).

2014 compared to 2013

The increase in cash used in investing activities in 2014 compared to 2013 of 1,899 million euros was due to:

•	an increase in capital expenditures (intangible and tangible assets on a cash basis) of 268 million euros (4,659 million euros in 2014 compared to 4,391 million euros in 2013);

•	a negative effect of change in financial receivables and other financial assets of 1,722 million euros (a net use of 1,118 million euros in 2014 compared to a net source of 604 million euros in 2013);

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

Such effects were offset in part by:

•

a decrease of 104 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (nil in 2014 compared to a net use of 104 million euros in 2013).

Cash flows used in financing activities. Cash flows used in financing activities were 902 million euros in 2015, 273 million euros in 2014 and 3,632 million euros in 2013.

Cash flows used in financing activities in 2015 of 902 million euros reflected mainly the following:

•

a net use in financial liabilities and other of 1,729 million euros, as a result of the issuance of new debt (a source of 5,054 million euros), the change in current financial liabilities and other (a net source of 408 million euros) and the repayments of non-current financial liabilities (a use of 7,191 million euros);

•	the payment of dividends of 204 million euros; and

•	the changes in ownership interests in consolidated subsidiaries of 845 million euros.

Cash flows used in financing activities in 2014 of 273 million euros reflected mainly the following:

•

a net use in financial liabilities and other of 195 million euros, as a result of the issuance of new debt (a source of 4,377 million euros), the change in current financial liabilities and other (a net source of 1,305 million euros) and the repayments of non-current financial liabilities (a use of 5,877 million euros); and

•	the payment of dividends of 252 million euros.

5.3.2 CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “5.2.3—Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2015 Net Financial Debt was 28,475 million euros compared to 28,021 million euros at December 31, 2014 (an increase of 454 million euros).

In our 2016-2018 Plan, we confirmed that maintaining strong financial discipline is one of our strategic priorities. It is projected that the Group’s Net Financial Debt will benefit, among other things, from planned efforts to increase efficiency that will take place in addition to the previously announced sale of a share of INWIT, the 1.3 billion euros increase in equity resulting from redemption of the Mandatory Convertible Bonds and the completion of the sale of Telecom Argentina, which occurred on March 8, 2016 (for further detail, please see “Note—Events Subsequent to December 31, 2015”).

Please see “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which could cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information—3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial targets we have established.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Net Financial Debt as of December 31, 2015, 2014 and 2013 is set forth in the following table.

	As of December 31,
	2015	2014	2013
	(millions of euros)
Non-current financial liabilities	30,518	32,325	31,084
Current financial liabilities	6,224	4,686	6,119
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	348	43	27

Gross financial debt (A)	37,090	37,054	37,230

Non-current financial assets (B)	(2,989)	(2,445)	(1,256)

Current financial asset:
Securities other than investments	(1,488)	(1,300)	(1,348)
Financial receivables and other current financial assets	(352)	(311)	(283)
Cash and cash equivalents	(3,559)	(4,812)	(5,744)

Total current financial assets (C)	(5,399)	(6,423)	(7,375)

Financial assets relating to Discontinued operations/Non-current assets held for sale (D)	(227)	(165)	(657)

Financial assets (E=B+C+D)	(8,615)	(9,033)	(9,288)

Net financial debt (A+E)	28,475	28,021	27,942

The non-current portion of gross financial debt was 30,518 million euros at December 31, 2015 (32,325 million euros at December 31, 2014 and 31,084 million euros at December 31, 2013) and corresponds to 82.3% of total gross financial debt.

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

In managing market risks, the Group has adopted the Guidelines for the “Management and control of financial risk” and mainly uses Interest Rate Swaps (IRS) and Cross Currency Interest Rate Swaps (CCIRS).

Volatility in the levels of interest rates and exchange rates since the fourth quarter of 2008 due to the financial crisis, significantly impacted the fair value measurement of derivative positions and the underlying assets and liabilities.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

CHANGE IN NET FINANCIAL DEBT DURING 2015

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2015:

(millions of euros)
Net financial debt as of December 31, 2014	28,021
Capital expenditures	5,197
Change in finance lease contracts	1,523
Dividends paid	204
Financial investments	51
Share capital increases/decreases	(186)
Disposal of investments and other divestitures	(1,571)
Cash flows from operating activities, net of other uses (sources)	(4,764)

Net change in 2015	454

Net financial debt as of December 31, 2015	28,475

In particular:

•	Capital expenditures on an accrual basis were 5,197 million euros in 2015, an increase of 213 million euros compared to 2014. The breakdown is as follows:

	Year ended December 31,
	2015		2014		Changes
	(a)	% of total	(b)	% of total	(a-b)
	(millions of euros, except percentages)
Domestic	3,900	75.0	2,783	55.8	1,117
Brazil	1,289	24.8	2,195	44.0	(906)
Media and other activities	8	0.2	6	0.2	2
Adjustments	—		—	—	—

Total consolidated capital expenditures	5,197	100.0	4,984	100.0	213

% on revenues	26.4		23.1

In particular:

•	the Domestic Business Unit reported an increase of 1,117 million euros in capital expenditures in 2015. This increase is primarily due to:

•

the increase in innovative investments dedicated to the development of next-generation networks and services (+788 million euros), which currently represent 44% of total investments (compared to 33% in 2014);

•	the award of the user rights for the frequencies of the L band (231 million euros); and

•	the disbursement related to the extension of the GSM license for three years, amounting to 117 million euros.

•

the Brazil Business Unit reported a decline of 906 million euros in capital expenditures in 2015 (including a negative exchange rate effect of 341 million euros). These capital expenditures were mainly aimed at the development of the industrial infrastructure and sales support platforms. The 2014 capital expenditures included the acquisition of the user rights for the 700MHz frequency totaling 936 million euros.

•

Change in finance lease contracts amounted to 1,523 million euros in 2015. This item mainly represents the higher value of tangible assets under finance lease, which also reflects the associated higher financial payments, recorded mainly as a result of contractual renegotiations that took place during 2015 as part of the project of transformation of real estate assets by Telecom Italia S.p.A. (1,178 million euros) and of the finance lease contract by the TIM Brasil group with respect to the telecommunications towers (1,245 million reais, or, approximately 337 million euros).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	Financial investments amounted to 51 million euros in 2015 and mainly consisted of the following:

•

23 million euros for the acquisition of 50% of the share capital of Alfiere S.p.A., a real estate company that owns several buildings in the EUR district of Rome that will be used by Telecom Italia in the future as an administrative center;

•

in July 2015, 100% of the equity capital of Alfabook S.r.l. was also acquired; this transaction represented a financial investment of 6 million euros (of which 5 million euros represented the price and 1 million euros was related to the net financial debt acquired); and

•

in October 2015, approximately 9 million euros were paid for the withdrawal rights exercised by the previous shareholders of Telecom Italia Media S.p.A., which was merged into Telecom Italia on September 30, 2015.

•	Disposal of investments and other divestitures amounted to 1,571 million euros in 2015 and principally relates to:

•

854 million euros, net of the related transaction costs, resulting from the placement of 39.97% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT), which took place in June 2015, followed, in July 2015, by the exercise of the greenshoe option;

•

proceeds generated by the Brazil Business Unit amounting to 2,498 million reais (approximately 676 million euros) as a result of the sale of the first three tranches of telecommunications towers to American Tower do Brasil;

•	19 million euros from the sale of the company Teleleasing S.p.A., which took place in December 2015;

•	9 million euros from the sale of the company SIA S.p.A., classified under Other investments, which took place in July 2015;

•	for the remaining amount, to the disposal of assets in the normal operating cycle.

***

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

Sales of receivables to factoring companies completed during 2015 resulted in a positive effect on net financial debt of 1,106 million euros as of December 31, 2015 (1,316 million euros as of December 31, 2014).

CHANGE IN NET FINANCIAL DEBT DURING 2014

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2014:

(millions of euros)
Net financial debt as of December 31, 2013	27,942
Capital expenditures	4,984
Dividends paid	252
Financial investments	32
Share capital increases/decreases	(14)
Disposal of investments and other divestitures	238
Cash flows from operating activities, net of other uses (sources)	(5,413)

Net change in 2014	79

Net financial debt as of December 31, 2014	28,021

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

In particular:

•	Capital expenditures on an accrual basis were 4,984 million euros in 2014, an increase of 584 million euros compared to 2013. The breakdown is as follows:

	Year ended December 31,
	2014		2013		Changes
	(a)	% of total	(b)	% of total	(a-b)
	(millions of euros, except percentages)
Domestic(*)	2,783	55.8	3,031	68.9	(248)
Brazil	2,195	44.0	1,349	30.7	846
Media, and other activities(*)	6	0.2	20	0.4	(14)
Adjustments	—	—	—	—	—

Total consolidated capital expenditures	4,984	100.0	4,400	100.0	584

% on revenues	23.1		18.8

(*)	Starting from 2014, the Domestic Business Unit also includes the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

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

Gross Financial Debt

On a consolidated basis, at December 31, 2015, our gross financial debt amounted to 37,090 million euros (37,054 million euros at December 31, 2014) and included non-current financial liabilities (long-term debt) of 30,518 million euros (32,325 million euros at December 31, 2014), current financial liabilities (short-term debt) of 6,224 million euros (4,686 million euros at December 31, 2014) and financial liabilities directly associated with Discontinued operations/Non-current assets held for sale of 348 million euros (43 million euros at December 31, 2014).

As of December 31, 2015, approximately 64.6% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling and Brazilian Reais.

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2015		As of December 31, 2014
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	8,463	7,774	9,924	8,174
GBP	2,041	2,781	2,539	3,260
BRL	6,442	1,515	4,799	1,488
JPY	20,036	153	19,919	137
EURO		24,519		23,952

		36,742		37,011
Discontinued operations/Non-current assets held for sale		348		43

Total gross financial debt		37,090		37,054

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

The following table highlights the utilization of the above mentioned EMTN Programme at the end of 2015.

			As of December 31, 2015
			EMTN Programme
			(millions of euros)
Total amount of the program (max outstanding notes)	(A	)	20,000.00

Notes and bonds issued			25,802.79
Notes and bonds repaid			(13,492.50)

Net utilization of the program	(B	)	12,310.29

Remaining available amount of the program	(A-B	)	7,689.71

Notes and bonds

At December 31, 2015 we had notes and bonds outstanding of 23,564 million euros (26,085 million euros at December 31, 2014). Their nominal repayment amount was 22,947 million euros, a decrease of 1,967 million euros compared to December 31, 2014 (24,914 million euros).

Changes in bonds during 2015 were as follows:

NEW ISSUES

	Currency	Amount (millions)	Issue date
NEW ISSUES
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 01/16/2023	Euro	1,000	01/16/2015
Telecom Italia S.p.A. bond convertible (*) into Ordinary Shares 2,000 million euros 1.125% maturing 03/26/2022	Euro	2,000	03/26/2015

(*)	On May 20, 2015, the Shareholders’ Meeting of Telecom Italia S.p.A. approved the share capital increase to service the convertion of the unsecured equity-linked bond issue.

REPAYMENTS

	Currency	Amount (millions)	Repayment date
REPAYMENTS
Telecom Italia Finance S.A. 3.550% 20,000 million JPY (1)	JPY	20,000	05/14/2015
Telecom Italia S.p.A. 4.625% 514 million euros (2)	Euro	514	06/15/2015
Telecom Italia Capital S.A. 5.250% 765 million USD (3)	USD	765	10/01/2015
Telecom Italia S.p.A. EURIBOR 3M + 0.66% 120 million euros	Euro	120	11/23/2015
Telecom Italia S.p.A. 5.625% 500 million GBP	GBP	500	12/29/2015

(1)	Early repayment of the AFLAC Private Placement maturing 05.14.2032.

(2)	Net of buybacks by Telecom Italia S.p.A. of 236 million euros during 2014 and the first half of 2015.

(3)	Net of buybacks by Telecom Italia S.p.A. of 635 million USD during 2013.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

BUYBACKS

On January 23, 2015, Telecom Italia S.p.A. successfully concluded a buyback offer on four bond issues maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Details of the bond issues bought back are provided below:

Bond Title	Outstanding nominal amount prior to the Tender Offer (Euro)	Repurchased nominal amount (Euro)	Buyback price
Telecom Italia S.p.A.—750 million euros, maturing June 2015, coupon 4.625% (1)	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A.—1,000 million euros, maturing January 2016, coupon 5.125% (2)	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A.—1,000 million euros, maturing January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A.—1,000 million euros, maturing September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1)	Net of buybacks by the Company of 172 million euros during 2014.

(2)	Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded a buyback offer on nine bond issues maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).

Details of the bond issues bought back are provided below:

Bond Title	Outstanding nominal amount prior to the Tender Offer (Euro)	Repurchased nominal amount (Euro)	Buyback price
Telecom Italia S.p.A.—750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%
Telecom Italia S.p.A.—750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A.—1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A.—1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A.—1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A.—1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A.—1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

On July 20, 2015 Telecom Italia S.p.A. successfully concluded a buyback offer on five bond issues maturing between January 2017 and January 2019, buying back a total nominal amount of 467.3 million euros.

Details of the bond issues bought back are provided below:

Bond Title	Outstanding nominal amount prior to the Tender Offer (Euro)	Repurchased nominal amount (Euro)	Buyback price
Telecom Italia S.p.A.—1,000 million euros, maturing January 2017, coupon 7.000% (1)	625,692,000	81,141,000	109.420%
Telecom Italia S.p.A.—1,000 million euros, maturing September 2017, coupon 4.500% (2)	736,026,000	107,811,000	107.428%
Telecom Italia S.p.A.—750 million euros, maturing May 2018, coupon 4.750% (3)	714,121,000	12,223,000	109.477%
Telecom Italia S.p.A.—750 million euros, maturing December 2018, coupon 6.125% (4)	628,986,000	47,108,000	115.395%
Telecom Italia S.p.A.—1,250 million euros, maturing January 2019, coupon 5.375% (5)	942,400,000	110,000,000	112.960%

(1)	Net of buybacks by the Company of 374 million euros in January 2015.

(2)	Net of buybacks by the Company of 264 million euros in January 2015.

(3)	Net of buybacks by the Company of 36 million euros in April 2015.

(4)	Net of buybacks by the Company of 121 million euros in April 2015.

(5)	Net of buybacks by the Company of 308 million euros in April 2015.

On the same date, Telecom Italia S.p.A. also successfully concluded a buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 563.7 million USD.

Details of the bond issues bought back are provided below:

Bond Title	Outstanding nominal amount prior to the Tender Offer (USD)	Repurchased nominal amount (USD)	Buyback price
Telecom Italia Capital S.A.—1,000 million USD, maturing June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%
Telecom Italia Capital S.A.—1,000 million USD, maturing June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

With respect to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2015, the amount was 200 million euros (nominal amount) and increased by 4 million euros compared to December 31, 2014 (196 million euros).

For further details about the outstanding notes and bonds as of December 31, 2015 please see also “Note—Financial liabilities (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2015.

	As of December 31, 2015		As of December 31, 2014
	Committed	Drawdown	Committed	Drawdown
	(billions of euros)
Revolving Credit Facility—expiring May 2017	4.00	—	4.00	—
Revolving Credit Facility—expiring March 2018	3.00	—	3.00	—

Total	7.00	—	7.00	—

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018 respectively, both of which have not yet been drawn down.

On December 14, 2015, a number of beneficial changes were made to the economic terms of the Revolving Credit Facilities and the terms were extended by two years. These changes became effective on January 4, 2016. The 4 billion euro facility will expire on May 24, 2019 and the 3 billion euro facility will expire on March 25, 2020.

Telecom Italia also has access to:

•	a bilateral term loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•

two bilateral term loans from Cassa Depositi e Prestiti, one expiring in April 2019 for 100 million euros and another expiring in October 2019, for 150 million euros both of which have drawn down for the full amount;

•	two bilateral term loans from Mediobanca; one for 200 million euros expiring in November 2019 and another for 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral term loan from ICBC expiring in July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.75 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.3%.

For further details about the maturities of financial liabilities in terms of the expected nominal repayment amounts, as contractually agreed, please see below “Contractual Obligations and Commitments”.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 12,047 million euros at December 31, 2015 (net of 202 million euros related to Discontinued Operations/Non-current assets held for sale), corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 5,047 million euros (6,112 million euros at December 31, 2014), and the committed credit lines, mentioned above, of which a total of 7,000 million euros had not been drawn down. This margin is sufficient to cover the Group’s Financial Liabilities due over the next 24 months. The reduction in “Cash and cash equivalents” compared to December 31, 2014 reflected the trend in repayments/new issues, as well as the use of liquidity to repurchase Group bonds.

In particular:

•

Cash and cash equivalents amounted to 3,559 million euros (4,812 million euros at December 31, 2014). The different technical forms of investing available cash at December 31, 2015 can be analyzed as follows:

•	Maturities: all deposits have a maximum maturity of three months;

•

Counterpart risk: deposits by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

•

Securities other than investments amounted to 1,488 million euros (1,300 million euros at December 31, 2014). These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They consist of 256 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 151 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 6 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); 584 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash; and 350 million euros of investments in two Belgian Sicavs by Telecom Italia Finance S.A.. The purchases of the above government bonds and CCTs, which, pursuant to

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

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

Off-Balance Sheet Arrangements

As of December 31, 2015, the Telecom Italia Group had the following items that are considered to be off-balance sheet arrangements.

Guarantees net of back-to-back guarantees received amounted to 8 million euros.

The guarantees provided by third parties to Group companies, amounting to 5,338 million euros, consisted of guarantee for loans received (2,361 million euros) and of performance under outstanding contracts (2,977 million euros).

Among the guarantees provided by banks and other financial institutions on behalf of Telecom Italia there are two guarantees in favor of the Ministry of Economic Development for the auction to assign the user rights for the 800, 1800 and 2600MHz frequencies. The guarantees amount, respectively, to 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics) and 182 million euros (for the request to pay back the total amount owed over a period of 5 years). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

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

As of December 31, 2015, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2016	2017	2018	2019	2020	After 2020	Total
	(millions of euros)
Bonds(*)	1,771	2,195	1,796	2,688	1,267	11,930	21,647
Amounts due to banks, other financial payables and liabilities	796	958	1,104	1,806	1,276	624	6,564
Finance lease liabilities	117	97	103	95	103	1,867	2,382

Total	2,684	3,250	3,003	4,589	2,646	14,421	30,593
Current financial liabilities	905	—	—	—	—	—	905

Total (Discontinued Operations excluded)	3,589	3,250	3,003	4,589	2,646	14,421	31,498
Discontinued Operations	340	—	—	—	—	—	340

Total	3,929	3,250	3,003	4,589	2,646	14,421	31,838

(*)

With regard to the Mandatory Convertible Bond issued at the end of 2013, and maturing in 2016, classified under “Convertible bonds”, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.3.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units.

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Capital expenditures on tangible assets:
Domestic	2,446	1,782	1,732
Brazil	784	774	766
Media and Other Operations	8	6	7
Adjustments and eliminations	—	—	—

Total capital expenditures on tangible assets(1)	3,238	2,562	2,505
Capital expenditures on intangible assets(2)	1,959	2,422	1,895

Total capital expenditures(3)	5,197	4,984	4,400

(1)	Capital expenditures on tangible assets are mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(2)	Capital expenditures on intangible assets include expenditures for software for telecommunications systems and licenses.

(3)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

The capital expenditures planned for the 2016-2018 period at the Telecom Italia Group level in Italy and in Brazil will be:

•	12 billion euros of investments in Italy, approximately 6.7 billion euros of which will be dedicated to innovation (NGN, LTE, Cloud and platforms, Sparkle and Transformation);

The main areas of innovative technology development are:

•	acceleration in the development of fixed fibre optic ultra-broadband, to which 3.6 billion euros will be allocated;

•	LTE mobile ultra-broadband, for which 1.2 billion euros are planned;

•	Telecom Italia Sparkle, for the development of international activities, in which around 400 million euros will be invested.

•	14 billion reais (approximately 3.3 billion euros using the rate of exchange on December 31, 2015) in Brazil, mainly for the development of network infrastructure.

* * *

For details about market risk disclosures please see “Item 11. Quantitative And Qualitative Disclosures About Market Risks”.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

5.4    RESEARCH AND DEVELOPMENT

Telecom Italia: a strategically important group

Telecom Italia generates approximately 0.7% of the added value of Italian GDP(1). The Group provides direct employment for around 50,000 people in Italy. This means that for every 225 private sector employees(2), one is employed by the Telecom Italia Group. The Group’s footprint becomes even more significant when the number of indirect employees, such as the ones working on projects connected with the activities of Telecom Italia, is taken into consideration. A total of approximately 100,000 people, corresponding to around 1% of employees in the entire private sector, are either directly or indirectly employed by the Group in Italy.

Telecom Italia operates the largest fixed voice and data infrastructure, covering the whole of Italy, and provides one of Italy’s most extensive and advanced mobile network platforms.

In terms of size, presence and infrastructural and technological assets, Telecom Italia is deeply integrated with the social, economic and production fabric of Italy, with a significant role within the country’s economy and, more generally, the welfare of its citizens.

Telecom Italia is aware of this strategic role and works constantly to manage and update the infrastructure and technology it provides to the country. In 2015, Telecom Italia invested approximately 3 billion euros in Italy in innovative infrastructures, earning it a top place in the national ranking based on the volume of investments(3). The new Group Business Plan projects further investments of 6.7 billion euros over the 2016-2018 period in advanced technologies and infrastructure, particularly with respect to new generation networks (NGAN, Next Generation Access Network, and LTE, Long-Term Evolution or 4G), cloud and platforms.

During 2015, there was a significant increase in the speed of investments made by Telecom Italia in Next Generation Access Networks (NGAN). This was made possible in particular by technological innovation, which fundamentally changed the reference scenario. Solutions that bring fiber to the line splitter cabinet and then continue into the home using copper wires, known as FTTCab (Fiber to the Cabinet), are now considered to be fully fledged next generation networks. By enhancing existing network infrastructure in the final access section, FTTCab solutions reduce the investment required compared to FTTH (Fiber to the Home) solutions, by avoiding the need to lay fiber optic cables that can reach the customer’s home. This allows next generation access networks to be created more quickly and less expensively.

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

Having established the national fixed and mobile infrastructure in the past century and Italy’s broadband network in the first 10 years of the new century, the challenge the Group now faces is to establish ultra-broadband networks, a major effort on which network technicians and engineers are working every day.

The ambitious investment plan that Telecom Italia is implementing coincides with efforts by the Italian government to devise and implement a national strategic ultra-broadband plan, which aims to achieve the challenging objectives of the European Digital Agenda for widespread supply of infrastructure and increased demand for digital services. Telecom Italia’s investment plan therefore is an important element in the digital transformation of Italian society, confirming the Group’s role as a key player in the country’s modernization and achievement of the European Digital Agenda objectives.

(1)

Internal estimates of balance sheet data. A picture of the added value produced by Telecom Italia can also be found in the Mediobanca R&S Report entitled “Leading Italian Companies 2015 at” http://www.mbres.it/it/publications/leading-italian-companies.

(2)

The estimate of indirect employees is based on the results of the “Social Study 2013—The Economic Impact of BT in the United Kingdom and Scotland”, a report prepared by Regeneris for the BT Group in 2014.

(3)

Internal estimates of balance sheet data. A picture of the added value produced by Telecom Italia can also be found in the Mediobanca R&S Report entitled “Leading Italian Companies 2015 at” http://www.mbres.it/it/publications/leading-italian-companies.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

Research and development

The Telecommunications sector has undergone a rapid but major transformation in recent years, characterized by a decline in traditional voice services and the ever-greater growth of fixed and mobile broadband and associated services, which has contributed to the rapid digitization of consumers and business processes.

In light of these developments, Telecom Italia has launched an initiative intended to enhance its standing as a supplier of services and platforms, and not just connectivity. This initiative contemplates two parallel lines of action:

•	acceleration of the development of enabling platforms, namely fixed and mobile ultra-broadband, data centers, big data and IT;

•	enhancement of connectivity with innovative digital services towards the development of a digitized society and an automated industry (Industry 4.0).

Technological and business innovation is a central element of the Telecom Italia strategy for responding to changes in the technological, market and competitive environments.

Investments in new generation infrastructure, both fixed and mobile, and in new services, have been accompanied by action to support innovation across the board. Internally, Telecom Italia has strengthened company laboratories and increased its focus on digital innovation, with a view to responding to fluctuating demand to be met by the activities of the Innovation Centre.

The digital innovation plan is based on a paradigm of open innovation that is realized by accompanying the internal generation of ideas and development routes with the generation of ideas and development routes coming from outside the company. As such, Telecom Italia has reviewed and renewed its relations with universities, financing over 100 PhDs sponsoring Master’s degree courses and chairs in market innovation. Moreover, on the academic front, the Joint Open Labs, research laboratories that propose a new way for industry and universities to work together, have been created. These laboratories have emerged from agreements on specified fields of scientific and technological interest and “live” inside the university campuses (Trento, Turin, Milan, Pisa and Catania). In the last three years, these public-private partnerships have enabled Telecom Italia to obtain 5 million euros in European funds for research, in addition to 2 million euros received from the universities with which it collaborates.

In addition to open innovation, the digital innovation is premised on another important cornerstone: co-innovation, a development model that envisions the full optimization of the ecosystem of stakeholders and strategic partners of the company as bearers of innovation in the market. Through the application of “two-sided” models, Telecom Italia creates a common framework or platform of interaction from which two different user groups can mutually benefit, thereby creating greater value.

Telecom Italia has expanded upon the Working Capital activities (now renamed TIM #Wcap). After its debut as a program designed to support research and business projects, since 2013, TIM #Wcap has opened four accelerators located in key locations in the Italian digital innovation market: Rome, Milan, Bologna and Catania. The dozens of start-ups selected each year by these accelerators benefit from approximately 4,000 m2 in spaces offered, and are guided by consultants and experts in their growth path, which ranges from product development to launch in the market. Since 2009, this process has provided support to a total of 268 projects. In the last two years, Telecom Italia has started 25 collaborations with start-ups from TIM #Wcap, which have generated turnover for the young businesses and represent successful open innovation models for the Group. Moreover, also in the last two years, 215 jobs have been created thanks to TIM #Wcap. This data illustrates the role of the Telecom Italia accelerator in the development of the digital economy within Italy.

Starting with TIM #Wcap, Telecom Italia has also taken part in seed investment, launching TIM Ventures, the Group company created with the aim of investing in options or share capital in the most innovative start-ups in the digital, internet, mobile and green ICT sectors. In just one year of activity, TIM Ventures has already invested in 12 start-ups and is considered to be among the most active European VC investors in 2015 (source: Venture Pulse Q2’15—KPMG and CB Insights).

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

In Italy, Telecom Italia employs approximately 1,300 individuals in engineering, technological innovation and service activities. Investments in innovation and transformation amount to 1.7 billion euros, equal to approximately 44% of total investments in the domestic market.

Relevant Stakeholders

The relevant stakeholders for research and development activities are:

•	the company divisions involved (e.g. Marketing and Purchasing);

•	the suppliers, for the joint development of solutions in accordance with the technical requirements of the Telecom Italia Group;

•	the traditional (e.g., car makers) and digital (e.g., eCommerce players) partners, for the joint Go2market of digital services;

•

research centers and universities that cooperate on joint projects. A total of 38 new cooperation agreements with Italian universities were launched in 2015, relating to new technologies, coding algorithms, new communication services and paradigms; the standardization bodies and discussion groups (including NGMN, OpenIPTV Forum, OMA, 3GPP, ETSI, TM Forum, W3C, ITU-T) in which Telecom Italia is actively involved;

•

the Ministries (Ministry for Economic Development and Ministry of Education, Universities and Research), the European Union and public authorities (e.g., the National Research Council (CNR) and local authorities) for projects funded through participation in competitive tenders, and partnership initiatives;

•	non-governmental organizations, associations, alliances and industry forums (e.g. GSMA, m-health) which bring together all the entities involved in the value chain of the specific market;

•	international research and development organizations (e.g. EURESCOM and Joint Technology Initiative).

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

The innovative services aimed at promoting digitization of important areas of activity (e.g. healthcare) include those listed in the following paragraph.

Innovative services for the public sector

In the context of public sector services, in accordance with the Italian Digital Agenda or (“ADI”) (Agenda Digitale Italiana) and European Directives, in 2015, Telecom Italia consolidated and streamlined its offer of Smart Services (a range of services for energy efficiency and digital services in urban areas), Urban Security (new services dedicated to security, the environment and optimal energy management) and Digital School. The aim is to promote the “Smart City” model to improve quality of life by developing innovative digital services to ferry communities towards a Smart Community model (as described in the Digital Agenda) that enables new forms of cooperation between citizens and public authorities.

LIGHTING SUITE	SMART BUILDING	NUVOLA IT ENERGREEN	NUVOLA IT URBAN SECURITY	NUVOLA IT DIGITAL SCHOOL

Integrated management of the local infrastructural networks and construction of the Smart City environments.

Enabled services:

•      planning of electricity consumption and maintenance. Energy savings are estimated to range from 15% for light produced by high-efficiency lamps, e.g. LEDs to over 30% in the case of light produced by old style lamps (e.g., sodium vapor or incandescent). Added to these values is the option of varying lighting by switching on and/or reducing the intensity of individual lamp posts;

•      video surveillance;

•      digital communication with citizens and users in general (e.g., tourists);

•      Wi-Fi hot spots (broadband access).

Intelligent management and automation of buildings through specifically designed solutions able to be implemented on a project basis through the components of the Lighting Suite and Nuvola IT Energreen offers.

The energy saved is estimated at approximately 10%, if only the Metering & Reporting function is implemented, but it can be as high as 50% for specific efficiency projects.

Remote management of energy consumption, implemented on Telecom Italia assets and services, for the purpose of saving energy.

Enabled services:

•      on-site energy audit: on-site analysis for energy efficiency;

•      Metering & Reporting;

•      Efficiency strategy (advanced reporting and Energy Management consulting services);

•      Energy Cost Management Services;

•      Special Projects: ad hoc efficiency improvement work.

Management of participated security and urban territory control.

Enabled services:

•      computerized management of the process for issuing fines for traffic and other violations for local public administration;

•      participated management of urban issues, with reporting of safety-related issues, antisocial activities and urban decay;

•      real time monitoring of the urban and natural environment of cities (humidity, temperature, noise pollution, C02, gaseous pollutants, etc.);

•      monitoring of available public parking spaces.

Integrated digital management of teaching and school administration. The offer can be configured according to the requirements of the schools and includes a range of integrated, but modular, services, accessible via a single portal-showcase.

Enabled services:

•      enabling infrastructure (fixed internet, Wi-Fi & security connectivity);

•      management services for the school (administrative management, cloud electronic register);

•      digital teaching services (application integrated with school e-book stores);

•      devices (for users and for classes).

With respect to the innovation of business, Telecom Italia aims to supplement its offer of connectivity with innovative services that satisfy the new digital needs of the customer. Specifically, the needs that arise as a result of the progressive digitization of services, made possible by the development of broadband and ultra-broadband

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

fixed and mobile networks and of computing technology. Such needs include the use of digital payment services, entertainment (video, gaming, reading), home automation and other services that were previously accessible only in limited environments and circumstances.

The business innovation activities supplement traditional research and development through the development of prototyping and experimentation options for solutions to meet new digital service demands, internally through the Innovation Centre, and by opening up to external sources of ideas, which can help construct an open innovation model based on a valuable network of players (Joint Open Lab, TIM Wcap, Tim Ventures, Foundry, Partnerships, etc.).

In this context, Telecom Italia is overseeing the various areas of digital services, namely Enriched Communication, Trusted Digital Life, Business Life, Indoor Life, Mobile Open Life, Digital Entertainment and Big Data; below is a summary of some of the main projects that Telecom Italia has developed or is developing in these areas:

•

Smart Green: innovation projects connected to the environment and potential partnerships with local government offices for monitoring of air in public offices and urban areas, using networks of sensors connected to the Telecom Italia Cloud.

•

Social Reading: shared reading application for schools, already tested in several schools throughout Italy, that has been further developed and accompanied by a shared reading solution for Italian libraries and licensed to specialized partners. This application makes it possible to share comments and viewpoints about the book borrowed with others that have already read it or plan to read it. The library solution also has a series of settings that facilitate reading even by readers with specific learning difficulties (SLDs).

•

Solutions for “good schooling”: as part of the collaboration between Telecom Italia and the Regional Education Department of Piedmont, a training course was held for secondary school teachers to teach them how to use the Open Source ROS (Robot Operating System) framework, which is the “standard de facto” framework for writing “hardware-dependent” robotic applications.

•

Digital tourism 2.0: “Virgil, robot a corte” is a museum guide project designed to optimize cultural heritage, developed by the Telecom Italia Joint Open Lab in Turin, the Regional Directorate of Cultural Heritage for Piedmont, Museum Hub and with the collaboration of the Turin Politecnico University Department of Architecture and Design. The project aims to provide the museum guides with a digital tool that enables them to show visitors part of the heritage that is otherwise inaccessible for various reasons (security, repair, inacessibility to disabled, etc.) and, above all, place this environment in the center of a network of interconnected tourism sites thanks to the Telecom Italia data network.

•

Smart Home: developed by Telecom Italia Joint Open Lab in Milan, in collaboration with Milan Politecnico University, this includes new technologies and services being tested for future smart spaces. In the context of smart spaces, Internet technologies, proximity wireless connections (Bluetooth Low Energy, Wi-Fi Direct, LTE-Direct) and smart and wearable objects (smart screens, smart glasses, smart watches, etc.) are being studied and used to create new ways of interacting and communicating between people, objects and physical spaces themselves. More specifically, through the EIT Digital P3S “Playful Supervised Smart Spaces” project, a smart space has been developed for children with special therapeutic needs (e.g., suffering from autism) and tested at two specialized centers. Through the work carried out in the Joint Open Labs, Telecom Italia is investing in the design and testing of robotic telepresence solutions, namely robots that can be remote controlled, thereby allowing a person to attend an event remotely and interact with those present.

•

FriendTV (Innovation Centre): the latest versions of FriendTV for smartphones and tablets, initially released at the beginning of 2014, continued to be available in the Apple and Android application stores. FriendTV is a guide for main television channels, closely integrated with social media, which allows users to participate in real time by commenting on the most highly talked-about programs. The ARTES platform developed by the Telecom Italia laboratories of Strategy & Innovation in Turin allows for the creation of augmented reality applications very quickly, offering customization without having to resort to developers.

•

Big Data: Telecom Italia has launched an evolutionary process that includes several initiatives begun in 2015, and which resulted in the development of the first “internal” applications (aimed at improving the customer experience), the launch of the first anonymous data for the business market (with the “Data Visual Insights” offer of presence maps and mobility per segment of interest and reference period) and the first

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

projects aiming to increase the ecosystem of partners (“TIM BD Challenge” contest), while also enhancing internal competences (training through Master Big Data TIM). The Joint Open Labs also worked on the Big Data project. After the success of the Mobile Territorial Lab experience (www.mobileterritoriallab.eu), the Telecom Italia Joint Open Lab in Trento developed the LivLab project, a new instance of a living lab on another territory, relying on the competences acquired and lessons learned. My Data Store, an example of a personal data store that has been included among the top reference cases of the World Economic Forum (http://www3.weforum.org/docs/WEF_IT_UnlockingValuePersonalData_CollectionUsage_Report_2013.pdf), has been enriched by new connectors that enable transparent management of social personal data as well.

•

Working with local institutions in the Trento region, the Joint Open Lab is experimenting with advanced solutions for citizen services based on personal data. One example is Familink, a service that shares opportunities for families throughout Trento, intended for community-trusted hyperlocals. The service was successfully tested by the Provincial Agency for the family, birth rate and family policies of the Autonomous Province of Trento with the families belonging to three large parent associations operating on the territory.

One of the Open Innovation initiatives was the second Telecom Italia Big Data Challenge (www.telecomitalia.com/bigdatachallenge), which brought together over 1,000 participants from around the world to discuss the creation of smart city projects using large amounts of geo-referenced data.

•

Smart City App—EXPO 2015 Milan: developed “Feed the Planet, Energy for Life” for the event, beginning with the creation of a Digital Smart City, which enabled participants to access the most innovative technologies available and to enhance their experience during the visit. Telecom Italia has developed and tested, according to the most modern criteria, the entire ICT chain that required the use of dedicated resources with a high technological standard. The following are some of the main infrastructural elements prepared for the event:

•	development of the fiber optic network running for more than 300 km in length and able to connect more than 120 pavilions and more than 15,000 holders;

•

coverage of the entire area with a latest generation 4G mobile network with more than 50 dedicated outdoor and indoor antennas able to serve more than 250,000 visitors at the same time (maximum peak reached approximately 270,000);

•	management of the “Fully Cloud” event with 450 virtual servers managed in two data centers, with almost 100 applications managed and more than 100 terabytes (TB) in dedicated storage;

•	complete digital system for information, ticket purchases and visitor entertainment (touchpoints, web, mobile, TV);

•	capillary network of on-site devices for information and visitor entertainment (more than 100 multimedia totem poles and video walls);

•	a command control center (the EXPO Command Control Center: EC3) with the integrated management of all technological and logistics operative services, developed according to the new Big Data paradigm;

•	a capillary Wi-Fi network consisting of approximately 1,800 indoor and outdoor hot spots.

The technological indicators, which show the extent of the event’s success, include:

•

TIM mobile networks: the entire Milan area has recorded major growth in the use of mobile services. Data connections during the months of the event, in some key areas of the city (stations, airports, city center) doubled, when compared with the average national year-over-year growth. On the exhibition site alone, from May to October, 137 TB of data was downloaded, with more than 70% of traffic generated on the 4G network (LTE). Moreover, TIM customers made more than 16 million calls. A total of 5.3 million visitors connected to the TIM data network during the period. Network quality during the event was very reliable (for 4G technology, accessibility was recorded as being in excess of 99% in all areas of the EXPO site, both inside and outside the pavilions). Moreover, innovative technologies were showcased. For example, the LTE Broadcast service for TV on mobiles and innovative services, such as those based on the analysis of BIG Data and Smart Tourism).

•	TIM fiber and Wi-Fi networks: on the entire specifically developed Internet network, fixed network developed in Gigabit Passive Optical Network (GPON) and Gigabit Ethernet (GBE)

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

technology, and mobile network, almost 1 Peta Byte of data (972 TB) was generated. Almost 285 TB was generated on the Wi-Fi network, with daily peaks of approximately 25,000 users at the same time.

•

EXPO Digital Systems and Telecom Italia Cloud: the extensive use of the EXPO digital systems recorded until October 2015 records more than 69 million visits to the EXPO Digital websites and more than 317 million viewings. During the six months, there were 9.9 million interactions on the multimedia totems.

•

Command Control & Security Centre: all Operations of the EXPO 2015 Smart City Operations have been managed through the Command and Control Centre (EC3), designed to integrate and correlate the reports from the more than 110 technological and Facility Management services (cleaning, logistics, safety & security, etc.). More specifically, EC3 managed a total of more than 70,000 events, of which approximately 7,000 under the scope of Technology Service Support services.

The new architectures developed and project solutions constitute a qualifying heritage for the development of this decade’s digital cities.

Innovative e-health services

Telecom Italia is actively involved, either alone or in partnership with external partners, in devising and developing healthcare services at national, regional and local level. Designed to improve the Italian health service and the quality and effectiveness of healthcare, the services allow doctors, nurses and patients to carry out many activities remotely.

The main electronic healthcare service applications available or being developed include:

•	value products and services for general practice, aimed at enabling new primary care models and proactive medical services (e.g. screening campaigns managed by general practitioners);

•	legal archiving of digital diagnostic images on the network, ensuring of the authenticity and integrity of documents;

•	management of both healthcare, administrative, logistical processes and a patient’s healthcare information throughout the period of hospitalisation;

•	management and coordination of operational facilities dedicated to emergencies (118) and continuity of assistance;

•	healthcare monitoring (Nuvola IT Home Doctor).

All the solutions comply with the data privacy and transaction security requirements of healthcare processes.

Specifically:

•

Nuvola IT Home Doctor: this allows patients suffering from chronic illnesses, or in post-hospital care, to monitor their physiological parameters (body weight, blood pressure, heart rate, blood oxygen levels, glycaemia, lung capacity, electrocardiogram, etc.) directly from their own homes or in properly equipped facilities (medical centres, medical practices, etc.). The benefits of the service are that it improves the patient’s quality of life while optimising costs for the healthcare organisation.

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

•

Fisio@Home: this is an experimental motor telerehabilitation service which allows medical personnel to remotely monitor the conditions of patients with orthopaedic or neuromotor problems. The system allows doctors to evaluate compliance with the established program and the correctness of exercises performed.

•

Cassiel 2.0: the service provides remote assistance to elderly people, monitoring them and receiving alarm signals in cases of emergency. The sensors located in dwellings process the data collected, to perform behavioral analyses with a view to improving quality of life.

•

Tele-monitoring of Parkinson’s disease: as part of the development of a tele-monitoring system for patients affected by Parkinson’s disease, Telecom Italia has filed two patent applications relating to the upper and lower limbs. Furthermore, the option of monitoring new motor tasks was considered and, thanks to a collaboration with the Italian Auxology Institute, an activity was launched to extend its use to the tele-rehabilitation of neurological patients.

•

WebSensor is a prototype for remote monitoring of the progress of Parkinson’s disease developed with the support of neurologists. A set of sensors worn on the feet and hands monitors the exercises performed by the patient and sends the data to a processing platform that supplies parameters that can be used to assess the status of the disease. The hand sensors, which are often uncomfortable to wear, can be replaced by an appropriate stereoscopic (LeapMotion) camera that frames the hand and automatically extracts the exact position of the fingers in space.

•

PAPI: is a prototype tested on 30 people aged over 65, suffering from slight cognitive function deficits, for their remote rehabilitation. The system provides a kit of interactive games for Android tablets, designed with neurologists to simulate the patient’s various cognitive functions. The games, tested in collaboration with NeuroCare from Cascina (Pisa) communicate with a remote server to send data relating to the patient’s performance and to download their settings.

•

Playful Spaces: personalized Playful Spaces is a project funded by EIT Digital (www.eitdigital.eu) for the rehabilitation and monitoring of autistic children. Children can interact with a space or sensorised objects that stimulate them when playing and provide the specialist with information on the state of the child. The project is a partnership with JOL SCUBE, which works on sensorised environments, and with the Polytechnic of Milan and SAM Foundation for scientific and medical support.

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

With regard to schools, at the end of 2014, Telecom Italia signed a three-year memorandum of understanding with the Ministry of Education, University and Research (MIUR) and launched the EducaTI project with the aim of creating an ecosystem to disseminate new educational tools and languages. The EducaTI initiative aims to promote the use of digital technology in Italian schools, testing and promoting new learning and teaching models with everyone who operates in the world of education.

The EducaTI project, which is one of the Group’s Sustainability initiatives, is split into four initiatives:

•

Program the future: introduces programming (coding) into Italian primary schools. Telecom Italia is the main partner in the project developed jointly with the national inter-university consortium for information technology (CINI—Consorzio Interuniversitario Nazionale per l’Informatica);

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•	Digital Tutors: digital training course devised and created by Telecom Italia jointly with regional education departments (Uffici Regionali Scolastici—USR) and the Post Office Police;

•

You Teach: an annual national creative competition for upper secondary schools that stimulates the skills of young people, encouraging them to create digital products that emphasize the positive aspects of the Internet;

•	WithYouWeDo: crowdfunding: platform that encourages the development of education-related projects.

As regards the introduction and use of innovative tools in teaching, in 2015, the Fondazione Telecom Italia launched three new projects:

•

Curriculum Mapping, which involves the creation of a platform to map curricula, in order to facilitate the sharing of programs between teachers and schools in the same education network and the orderly and integrated use of digital educational content by students. Curriculum Mapping is combined with skills-based planning launched in Italian and European schools.

•

The “I linguaggi della contemporaneità” (Contemporary languages) project, which is intended to reinvigorate and update the teaching of contemporary history in secondary schools, moving beyond the combination of text book and classroom lesson to integrate narrative strategies drawn from sources including television, cinema, theatre, photography and literature.

•

MirRobot, which consists of equipping the ITS (Biomedical Secondary School) of Mirandola, a city that was destroyed by the 2012 earthquake, with an automation and robotics laboratory in the biomedical sector, to offer students the opportunity to train in a growing technological sector and develop specific skills that are useful to their inclusion in the world of work.

The year 2015 also marked the third year of the TRIS project, which contemplates the use of new technologies for educational inclusion to the benefit of students unable to attend school normally.

Research and innovation in e-security

Telecom Italia is involved in research and innovation regarding cyber security and more generally the security of information and networks. Activities carried out in 2015 included the following:

•	the design of a proprietary platform based on open source technologies for the collection and management of security big data;

•	the study and development of new examination models to be used with visual analysis tools for security Big Data;

•	the study and testing of new approaches for safety analysis and risk management on LTE networks and telco cloud platforms;

•	implementation of various scouting and testing campaigns on innovative security solutions;

•	the pursuit of activities for the security analysis of mobile apps and mobile devices;

•	the collaboration, within the scope of 3GPP(4) SA3 SECAM(5), for the definition of the security requirements and test methods on devices for 3GPP standard networks;

•

completion of activities in the international projects IST NEMESYS (Information Society Technologies, enhanced Network security for seamless service provisioning in the smart Mobile EcoSYStem) project and CIP (Competitiveness and Innovation framework Programme) Advanced Cyber Defence Center project;

•

the participation, with another 15 partners, in the works of the 5G-ENSURE consortium (5G Enablers for Network and System Security and Resilience), in order to obtain a loan under the scope of the European H2020 programme and study, define and test the security measures and resilience of the future 5G networks, developing a 5G Security Architecture;

•	the development, in the context of ETSI(6), of the works of the Cybersecurity Technical Committee (TC CYBER) focused on Cyber Security;

(4)	The 3rd Generation Partnership Project.

(5)	Security Assurance Methodology.

(6)	European Telecommunications Standards Institute.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

•	the continuation of other monitoring and guidance activities in the area of GSMA Fraud and Security Group;

•	development of cooperation launched in 2013 with EIT (European institute of Innovation and Technology), Digital and the Action Line Guide to Privacy, Security & Trust.
Research and development in Brazil

TIM Brasil expects to invest 14 billion reais in 2016-2018, in line with the previous 2015-2017 plan.

In December 2015, the population covered by 4G technology reached 59%, a 23% increase over the previous year.

In addition, 4G coverage grew in terms of sites. Specifically, the number of sites covered with LTE more than doubled in 2015, reaching a total of 7,700, as compared to 3,700 at the end of 2014. At the same time, the number of 3G sites decreased by 24%, going from 9,600 in 2014 to 7,300 in 2015. By 2018, it is expected that approximately 20,000 sites will be reached, almost all covered by 4G technology. The investment in infrastructure allowed the fiber optic network (both local and long distance) to be extended to 68,000 km.

At TIM Brasil, Research and Development is carried out by the Innovation & Technology Department (“I&TD”), headed by the Chief Technology Officer. The I&TD employs 32 telecommunications, electrics and electronics engineers, IT experts and other technicians of varying expertise, competence and experience, which cover all network competences, pursue the innovative needs of customers and provide research and development (R&D) support. The main responsibilities of this department are the definition of the network’s technological innovation, the evolutionary needs for new technologies and devices and the architectural guidelines, with the development of strategic partnerships, which allows for exploitation of new business models and guarantees the evolution of network infrastructures according to business strategy.

In terms of infrastructure, one important result was the constitution of the Innovation Lab, which consists of a multi-purpose test environment based in Rio de Janeiro that can guarantee the assessment/validation of innovative services, products and technologies, certifying their functional efficiency and performance and developing new models and configurations. The Innovation Lab plays a strategic role in providing support for the conduct of Credibility Tests, Trials and Proofs of Concept for the validation of services in collaboration with the main suppliers of technology and partners. The lab also enables the sharing of knowledge and the technological infrastructures for interoperability tests, the assessment of capacity and the definition of technical requirements. In connection with the R&D department, it facilitates innovation and promotes collaborations with universities and research institutes.

In 2015, more than 200 projects of validation and innovation were completed. This number will increase in light of the extensive range of innovation and R&D initiatives underway. The 2016-2018 technological plan contemplates investments in excess of 30 million reais in this project, which also includes construction of a new Innovation center in Guaratiba, in the state of Rio de Janeiro, a building with a surface area of 1,000 square meters able to hold more than 60 people. This new office, which will operate as a national reference point for research and development activities will host technicians and researchers and will be used as an open space of innovation for new opportunities and the development of innovation for the Brazilian telecommunications market. The building will be constructed in compliance with LEED certification standards(7) (US Green Building Council) and its development will include the use of other sustainable solutions, such as the reuse of water, alternative energy sources and efficient cooling solutions.

In 2014, TIM was included in the FINEP (Financiadora de Estudos e Projetos) and BNDES (Banco Nacional de Desenvolvimento Economico e Social) Inova Telecom program, which encourages R&D and innovation for the telecommunications market through the financing of significant projects. BNDES is the official finance organization and will support TIM in a great many important initiatives, including the construction of the innovation Center in the city of Rio de Janeiro, Customer Experience Management (CEM) and the Network Analytics project.

(7)	Leadership in Energy & Environmental Design.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

Relevant stakeholders

TIM Brasil develops synergies and partnerships with important stakeholders with proven experience in R&D, including:

•	Telecom Italia Lab (TILAB);

•

Huawei, through the Joint Innovation Lab agreement. This is a joint initiative that encourages strategic collaboration in which both companies undertake to pursue and develop shared opportunities in terms of the expansion of the telecommunications market, the improvement of the quality of service and the increase in network coverage. This initiative supports the study and validation of new technologies, devices and services, such as M2M/IoT, LTE-A, NFV/SDN(8), vIMS(9), vEPC(10), Cloud BB, RF Wide Band, Cloud Computing, Smart Cities and others;

•

ZTE, through a partnership focused on fixed access technologies, such as the development of GPON(11) and G.fast(12) services and the exploring of new possibilities of customization for the Brazilian market;

•	Webradar, through a partnership aiming to explore shared possibilities in the field of Network Analytics, and internet applications;

•	MCTI, CEMADEN and PSI (Planetary Skin), on activities regarding the detection of precipitation through statistical data recorded by radio connections.

Relevant issues

The Innovation & Technology department has worked on projects aiming to ensure the evolution of the business of TIM Brasil through the recommendation of sustainable, efficient network platforms and “disruptive” models, including anticipating the availability of new services.

The reassignment of the 1800 MHz spectrum from 2G to 4G is bringing about three important competitive advantages for TIM Brasil: 1) reduction of the costs for the deployment of LTE; 2) increased area of LTE coverage; and 3) improvement of indoor coverage. In addition to the expansion of coverage, use of the 1,800 MHz bandwidth can supply an increase in capacity to cities already covered by the LTE bandwidth at 2.6 GHz, at only a small additional cost. Another important consideration in this scenario is that 70% of current LTE terminals are already compatible with the bandwidths 1800 MHz and 2600 MHz, hence the implementation of LTE 1800 MHz is proving to be a great strategy thanks to the dissemination of devices.

On October 30, 2014, TIM acquired a national block (10 + 10 MHz) in the 700 MHz bandwidth. Its use, however, is subject to the cleaning of the spectrum (at present, it is used for the transmission of analogue TV). To this end, in order to manage the switch-off, in Brazil the successful bidders on the auctions of the 700 MHz bandwidth have created a new entity, the EAD (Entidade Administradora fare Processo de Redistribuição e Digitalização de Canais de TV e RTV), in order to manage the spectrum cleaning and avoid problems with interference. TIM plays a leading role in the group of operators, identifying opportunities to support the switch-off of analogue TV.

In 2015, three credibility tests(13) were carried out in the Innovation Lab on IMS (IP Multimedia Subsystem)(14), solutions hinged on functional tests, the analysis of the specifications and interoperability with legacy systems.

(8)	Network Functions Virtualization/Software Defined Networking.

(9)	Virtual Internet Protocol Multimedia Subsystem.

(10)	Virtual Evolved Packet Core.

(11)	Gigabit-capable Passive Optical Networks.

(12)

G.fast is a DSL standard adopted on December 05, 2014 by ITU-T (the sector of the international telecommunications union that deals with the regulation of telephone and telegraphic telecommunications), which enables transmission speeds of between 200 Mbit/s and 500 Mbit/s. In special circumstances, speed can reach 1 Gbit/s. High speeds can be reached over very short distances (less than 250 meters).

(13)

This test is particularly useful and effective for innovative and prototype products. It consists of a more in-depth assessment than that generally provided by the vendor, using data sheets or roadmaps, and does not entail the costs of a complete test campaign.

(14)

IP Multimedia Subsystem (IMS) is an architectural model for the telecommunication networks. This architecture has been designed for the convergence of all telecommunication devices (fixed and mobile) on an infrastructure based on IP network, which can supply voice and multimedia services.

Item 5. Operating And Financial Review And Prospects	Research, Development And Innovation

After the laboratory phase, a commercial field test is scheduled for the customer experience in relation to the IMS service, 2G/3G interoperability and to obtain detailed information on the requirements needed to support the network evolution.

With respect to Network Function Virtualisation (NFV) and Software Defined Networks (SDN), various initiatives have been developed, such as the creation of “TIM Brasil NFV Program”, which comprises four work groups (according to logical domains and competences of the NFV) aimed at defining technical requirements, infrastructural projects, virtualised network functions (VNF), timetable, open laboratory specifications and the reference architecture in compliance with the ETSI NFV standard. In this context, VAS Messaging Consolidation was the first VNF activated in the commercial network. Preliminary studies are also underway on different approaches for SDN, in order to enable a full orchestration and the development of the cloud environment. The main drivers behind the adoption of these new network approaches are the reduction of CapEx/OpEx, a quicker time-to-market, optimization and innovative actions.

Main projects

The expansion of the “sharing of the 4G RAN(15)”, in collaboration with other mobile operators in Brazil, aims to define the architectural requirements, the hypotheses and technical specifications for the LTE RAN Sharing solution, optimizing the network resources and costs. The costs of the infrastructures are mainly associated with the introduction of the new radiating system and other electronic devices, passive site infrastructures and transport networks; in this way, the sharing of resources made possible by LTE RAN is a significant optimization of costs for the operators. In this regard, TIM Brasil has been seeking out and considering RAN Sharing solutions since 2007. Another factor motivating this initiative was the coverage and timing linked to regulatory requirements (numerous cities to be covered in a short space of time, with the 2.6 GHz spectrum requiring the implementation of a great many sites). The tests were initially conducted in a controlled environment (the Innovation Lab) and the solution was based on MOCN (Multiple Operator Core Network), standardized by the 3GPP(16). A pilot project in the field was launched during a second stage to assess other technical problems. At present, this is the most important RAN sharing agreement to be reached worldwide and enables 4G services to be supplied to the major cities of Brazil.

The RAN Sharing agreement allows TIM Brasil to facilitate the evolution of distribution of the LTE in territories within Brazil, sharing access and backhaul(17) effectively and freeing up investments that could be allocated to other strategic business projects.

Activation of energy saving options and solutions, which enables a reduction in energy consumption during low traffic periods, has been successfully tested, and we intend to implement these options and solutions on a large scale in 2G and 3G access levels. Average reductions in energy consumption are expected to be around 3% in the sites involved.

The Virtual Weather Station Development partnership between TIM, CEMADEN—Centro Nacional de Monitoramento e Alertas de Desastres Naturais—and PSI—Planetary Skin Institute—uses the capillary coverage offered by national telecommunication networks to collect and transmit measurements of precipitations, which enable the creation of a solid series of historic data, contributing towards studies on adaptation to climate change, with a view to minimizing its possible negative effects.

(15)	RAN = Radio Access Network.

(16)	3rd Generation Partnership Project—www.3gpp.org.

(17)	This is the part of the telecommunications network that lies between the sorting points near the user access points and the backbone.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy in the future;

•	a further deterioration of the economic environment in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy, Brazil and other countries in which we operate;

•	the impact of political developments in Italy, Brazil and other countries in which we operate;

•	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

•

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	our ability to successfully implement our internet and broadband strategy;

•	our ability to successfully achieve our financial targets (including debt reduction);

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage any business transformation plans and reduce costs;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

On April 16, 2014 the Shareholders’ Meeting of the Company elected the Board of Directors of Telecom Italia which will remain in office until approval of the 2016 annual financial statements.

The Shareholders’ Meeting established the number of Directors at 13; set the overall annual remuneration for the Board of Directors at 1,900,000 euros (to be divided among the members thereof in accordance with the resolutions to be adopted by the Board itself); authorized the Directors to continue with the activities specified in their respective curricula vitae, and released them from restrictions on competition, as permitted under Article 2390 of the Italian Civil Code. The same shareholders’ meeting also appointed Giuseppe Recchi as Chairman of the Company’s board of directors. On April 18, 2014, the board of directors appointed Marco Patuano as Chief Executive Officer of the Company.

On December 15, 2015 the Shareholders’ Meeting approved a shareholder proposal by Vivendi to increase the number of Directors of Telecom Italia from 13 to 17 members. Four new Directors were appointed according to the proposal presented by Vivendi: Arnaud Roy de Puyfontaine, Stéphane Roussel, Hervé Philippe and Félicité Herzog. These new members will be in office for the remaining term of the existing Board. The Shareholders’ Meeting also approved an increase of the overall remuneration of the Board of Directors, for the current term, in proportion to the number of Directors appointed (to 2,484,615 euros).

The Company and Mr. Marco Patuano reached an agreement to terminate Mr. Patuano’s relationship as an employee and Director effective from March 22, 2016.

Subsequentely, on March 30, 2016, effective immediately, the Board of Directors appointed Mr. Flavio Cattaneo as the new Chief Executive Officer of the Company.

At April 8, 2016 the Board of Directors of Telecom Italia was composed as follows:

Name	Age	Position	Appointed
Giuseppe Recchi	52	Chairman/Director	2014
Tarak Ben Ammar	66	Director	2014
Davide Benello(1)	62	Director	2014
Lucia Calvosa(1)	54	Director	2014
Flavio Cattaneo(1)	52	Chief Executive Officer/Director	2014
Laura Cioli(1)	52	Director	2014
Francesca Cornelli(1)	53	Director	2014
Arnaud Roy de Puifontaine	51	Director	2015
Jean Paul Fitoussi(2)	73	Director	2014
Giorgina Gallo(1)	55	Director	2014
Félicité Herzog(1)	47	Director	2015
Denise Kingsmill(1)	68	Director	2014
Luca Marzotto(1)	45	Director	2014
Hervé Philippe	57	Director	2015
Stéphane Roussel	54	Director	2015
Giorgio Valerio(1)	49	Director	2014

(1)	Independent Directors according to the Borsa Italiana Code. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

(2)	Independent Director according to legal requirements. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

At April 8, 2016, the Secretary of the Board of Directors was the General Counsel of Telecom Italia, Antonino Cusimano.

In 2015:

•	the Board of Directors met 13 times, with meetings generally scheduled pursuant to a calendar set forth in advance;

Item 6. Directors, Senior Management and Employees	Directors

•

the Control and Risk Committee (as of April 8, 2016 composed of Lucia Calvosa—Chairman, Laura Cioli, Francesca Cornelli, Giorgina Gallo, Félicité Herzog and Giorgio Valerio) held 16 meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•	the Nomination and Remuneration Committee (as of April 8, 2016 composed of Davide Benello—Chairman, Arnaud Roy de Puyfontaine, Denise Kingsmill, Luca Marzotto and Stephane Roussel) met seven times.

For a detailed description of Telecom Italia’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

* * *

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors as of April 8, 2016.

Giuseppe Recchi:    Giuseppe Recchi was born in Naples in 1964. He has been Executive Chairman of Telecom Italia since April 2014 and Chair of the Fondazione Telecom Italia (Telecom Italia Foundation) since July 2014. He was Chairman of the Board of Directors of Eni S.p.A. from 2011 to 2014. He is a member of the Board of Directors of UnipolSai Assicurazioni S.p.A.. He is also a member of the General Committee of Confindustria (where he chaired the Foreign Investment Committee); the Italian Institute of Technology; the Corporate Governance Committee and of the Board of Assonime (Italian Joint Stock Companies). He is Chair of the B20 Task Force on Improving Transparency and Anti-Corruption. Until 1999 he was an entrepreneur with Recchi Costruzioni Generali, a general contractor active in 25 Countries in the construction of high-tech public infrastructure, spending most of his professional life in the United States. In 1999 he joined General Electric, where he held several managerial positions in the United States and Europe. He served as Director of GE Capital Structure Finance Group and Managing Director for Industrial M&A of EMEA. Until May 2011 he was President and CEO of GE South Europe. He was a member of the Board of Directors of Exor S.p.A.. He served in several boards among which the European Advisory Board of Blackstone; the Advisory Board of Invest Industrial (private equity); the Massachusetts Institute of Technology E.I. Advisory Board. He graduated in Engineering at the Polytechnic University of Turin. He has been visiting Professor in Corporate Finance at Turin University (2004-2006).

Flavio Cattaneo:    Flavio Cattaneo was born in Rho (Milan) on June 27, 1963. He has a degree in Architecture from the Milan Politecnico and has also received specialized training in business management. Since February 2015, he has been Chief Executive Officer of NTV S.p.A., and since March 2015, he has been Chairman of Domus Italia S.p.A. Mr. Cattaneo has been an independent Director of Generali Assicurazioni S.p.A. since December 2014 and independent Director of Telecom Italia S.p.A. since April 2014. He was appointed CEO of the Company in March 2016. From January 2008 to April 2015, he was an Independent Director in Cementir Holding S.p.A., and from November 2005 to May 2014, Mr. Cattaneo was CEO of Terna S.p.A. From 2008 to 2012, he served as Vice President in charge of energy and environmental policies at UIR (Unione degli Industriali e delle Imprese di Roma). He has held important managerial and administrative positions in various Italian companies in the construction, radio and television, service, new technologies, public service and facilities sectors. He became head of the former Ente Autonomo Fiera Internazionale di Milano as Extraordinary Commissioner in 1999 and went on to oversee its stock market listing as Fiera di Milano S.p.A, serving as Chairman and CEO until 2003. Flavio Cattaneo has been Director of many energy companies (from 1999 to 2001), including: AEM S.p.A. 01 Milan (as Deputy Chairman), Serenissima Gas S.p.A, Triveneta Gas S.p.A, Seneca S.r.l. and Malpensa Energia S.r.l.. He was appointed head of Italy’s public television network RAI S.p.A. in April 2003, in the position of General Manager, which he held until August 2005. He also oversaw the merger with Rai Holding and the unbundling of accounts. From May 2006 to November 2009 he was Chairman of Terna Participaçoes S.A., a subsidiary of Terna S.p.A.

Tarak Ben Ammar:    Tarak Ben Ammar was born in Tunis (Tunisia) on June 12, 1949. Ben Ammar, whose uncle Habib Bourguiba was Tunisia’s first independent President, over the course of four decades has been involved in politics, finance, film and TV. His achievements include bringing George Lucas’s Star Wars and Steven Spielberg’s Raiders of the Lost Ark to Tunisia, and producing Franco Zeffirelli’s Oscar-nominated La Traviata, as well as the epic Emmy Award-winning TV series “The Bible”, amongst dozens of other feature films and TV series. He has also built some of the biggest film studios in both France and the Arab world. In the business and political worlds, Ben Ammar has served as special advisor and partner to Rupert Murdoch, HRH Prince Waleed Bin Talal and former

Item 6. Directors, Senior Management and Employees	Directors

Italian Prime Minister Silvio Berlusconi. He currently sits on the board of Mediobanca, Italy’s largest private investment bank. In May 2015, he was appointed to the Board of Directors of Vivendi S.A. and its Nomination and Remuneration Committee. In September 2015, Naguib Sawiris invited him to join the Board of Directors of European News Channel. He is a founding shareholder and board member of The Weinstein Company and also owns Eagle Pictures, the leading independent film distributor in Italy. In 2009, Tarak Ben Ammar officially launched Nessma TV in Tunisia, the first privately owned, independent satellite channel that catered to audiences in North Africa. In December 2012, Ben Ammar acquired leading Egyptian news channel ONTV. The new platform of Nessma and ONTV reaches a combined population of 170 million across North Africa and Egypt, accounting for more than half of the Arab world.

Davide Benello:    David Benello was born in Milan on March 6, 1954. On April 16, 2014, he became a member of the current Board of Directors of Telecom Italia S.p.A. and is Chairman of the Nomination and Remuneration Committee. He graduated from the University of Oxford with a Master of Arts in Mathematics and from Harvard Business School with a Master in Business Administration. He was a Second Lieutenant at Scuola Militare Alpina in Aosta, where he was named Head Cadet. He worked at the management consulting firm McKinsey & Company, where he is now a Director Emeritus, from 1982 to 2011. He developed in depth knowledge of the telecommunications, insurance, and industrial sectors. He served multinational clients in almost all European countries, in the United States, and in Asia. He had strategic and operating leadership roles at the firm, had global roles in the election and evaluation of Partners, and was a member of the U.K. Executive Committee with supervision over personnel and leadership of the Telecom, Media and High Tech Practice, was a leader of the Strategy Practice in Europe and of the Mobile Commerce Strategic Initiative. He has been an independent non-executive Director of the Board of Telekom Malaysia since 2011 and an independent non-executive Director of the Board of Rostelecom in Russia since 2014. In 2015, he was appointed as an independent non-executive Director of Tungsten Corporation plc and member of the Audit Committee. Since 2014, Benello has been a non-executive Director of Orthox ltd. Since 2013, he has been a Trustee of the American Air Museum in Britain. Since 2015, Mr. Benello has been Chairman of the Governing Body of King’s College London Maths School, a non-profit organization.

Lucia Calvosa:    Lucia Calvosa was born in Rome on June 26, 1961. She is a professor of commercial law at the University of Pisa, where she has also previously taught Bankruptcy Law, Private Law and Banking Law. She served as Chair the degree course in Economics and Commerce at the University of Pisa for two terms, she Chairs the Scientific Teaching Committee of a regional professional association of chartered accountants (Associazione Ordine Dottori Commercialisti dell’Alto Tirreno) and is a member of the Board of academic tutors for postgraduate research in institutions, business and work at the Cattolica University in Milan. A number of her works have been published, including three monographs: “La clausola di riscatto nella società per azioni, Milan, 1995”; “La partecipazione eccedente e i limiti al diritto di voto, Milan, 1999”; “Fondo patrimoniale e fallimento, Milan, 2003”. She has been asked to collaborate on the most widely used and accredited manuals of commercial disciplines currently in circulation, as well as in numerous commentaries of company and bankruptcy law. She has been a member of the Pisa professional association of lawyers since 1987, and of the professional association of appeal lawyers since 1999, and has been a practicing lawyer for over twenty-five years, focusing in the areas of company law and bankruptcy. She is a member of the Board of Directors of the Fondazione Teatro di Pisa, of the Fondazione Arpa, of the Pisa Chamber of Commerce and of the Fondazione Pisa (formerly Fondazione Cassa di Risparmio di Pisa). From 2008 to 2011, she was Chairman of the Cassa di Risparmio di San Miniato S.p.A., and in connection with this post, she served as a member of the national committee of banks (Comitato delle Società Bancarie) and served on the board of the Italian banking association, ABI (Associazione Bancaria Italiana). Since August 2011, she has been an independent member of the Board of Directors of Telecom Italia S.p.A., as well as a member of the Control and Risk Committee, which she has chaired since April 2014. Since November 2014, she has been an independent member of the Board of Directors of Editoriale Il Fatto S.p.A.. Since April 2015, she has been an independent member of the Board of Directors of Banca Monte dei Paschi di Siena S.p.A. In 2005, she was awarded the “Ordine del Cherubino”, bestowed by the University of Pisa to those professors, who “have helped to enhance its prestige for outstanding scientific and cultural merits and their decisive contribution to academic life and to the functioning of the University”. In February 2010, she was awarded a UNESCO medal for “having contributed, with the publication of Monumenta, to highlighting and raising awareness of an important episode in Italian artistic culture in the spirit of UNESCO”. Through a Presidential Decree of the Ministry of Economy and Finance, dated June 2, 2012, she was awarded, upon a proposal of ABI, a knighthood in the Order of Merit of the Italian Republic. In June 2015, she was awarded the “Ambrogio Lorenzetti” prize for the good governance in

Item 6. Directors, Senior Management and Employees	Directors

companies, as engaged in academic and cultural activities, internationally recognized and having promoted, as a Director, scientific rigor and independence as a value in highly complex and competitive company contexts.

Laura Cioli:    Laura Cioli was born in Macerata in 1963. She holds a cum laude degree in Electronic Engineering from Bologna University and an MBA from Bocconi University. She is a Board member of the Bocconi Alumni Association. Laura Cioli is Chief Executive Officer at RCS Mediagroup S.p.A. and an independent Board member at Telecom Italia S.p.A., World Duty Free and at Salini-Impregilo. In the past, Laura Cioli has served as a top executive, leading global corporations in the service sector. She has been Chief Executive Officer of Cartasì, Chief Operating Officer at Sky Italia (News Corporation Group), Senior Vice President at ENI Gas & Power, and Executive Director at Vodafone Italia, holding various roles over time, including Strategy and Business Development Director, Operations Director and Business Division Director. She has also been a Partner of Bain and Company.

Francesca Cornelli:    Francesca Cornelli was born in Milan in 1962. On April 16, 2014, she became a member of the current Board of Directors of Telecom Italia S.p.A. and is member of the Control and Risk Committee. She is a Professor of Finance at the London Business School. She is the Director of Private Equity at LBS, a research institute of the London Business School. She previously held positions or taught at the Wharton School, the Fuqua School of Business at Duke University, The London School of Economics, the Indian School of Business in Hyderabad and the New Economic School in Moscow. Her interests include corporate governance, private equity, privatization, bankruptcy, IPOs and innovation policy. Her latest publications concern research on short sales, manager incentives, the impact of investments from private equity companies on the board and the importance of increasing transparency in companies and its effects on manager incentives. She has published several papers in major finance and economic journals and gives regular talks in major conferences and universities and international institutions. She is director of the American Finance Association, a member of the Scientific Committee of the Banque de France Foundation, and a Research Fellow of the Center for Economic and Policy (CEPR). She is an editor of the Review of Financial Studies, and she has been an associate editor of the Journal of Finance, of the Journal of Financial Intermediations and of the Review of Economic Studies. She is a member of the board of Cofide, Swiss Re Europe, Swiss Re International and Telecom Italia. She obtained her B.A. at University Commerciale Bocconi, in Milano, Italy, and her M.A. and Ph. D. in Economics at Harvard University.

Arnaud Roy de Puyfontaine:    Arnaud Roy de Puyfontaine was born in Paris in 1964. Since December 2015, he has been a Director of the Board of Directors of Telecom Italia S.p.A., and since February 2016, has been a member of the appointments and remuneration committee. He is a graduate of the ESCP (1988), the Multimedia Institute (1992) and Harvard Business School (2000). In 1989, he started his career as a consultant at Arthur Andersen and then worked as a project manager at Rhône-Poulenc Pharma in Indonesia. In 1990, he joined Figaro as Executive Director. In 1995, as a member of the founding team of the Emap Group in France, he headed Télé Poche and Studio Magazine, managed the acquisition of Télé Star and Télé Star Jeux, and started up the Emap Star Division, before becoming Chief Executive Officer of Emap France in 1998. In 1999, he was appointed Chairman and Chief Executive Officer of Emap France, and, in 2000, joined the Executive Board of Emap Plc. He has led several M&A deals, and from 2000 to 2005, served as chairman of EMW, the Emap/Wanadoo digital subsidiary. In August 2006, he was appointed Chairman and Chief Executive Officer of Editions Mondadori France. In June 2007, he became General Head of all digital business for the Mondadori Group. In April 2009, Mr. Puyfontaine joined the US HEARST media group as Chief Executive Officer of its UK subsidiary, Hearst UK. In 2011, on behalf of the Hearst Group, he led the acquisition of 102 magazines from the Lagardère Group published abroad, and in June 2011, was appointed Executive Vice President of Hearst Magazines International before being appointed Managing Director of Western Europe in August 2013. In May 2012, he joined the Board of Directors of Schibsted. He has been Chairman of ESCP Europe Alumni. From January to June of 2014, Mr. Puyfontaine was a member of Vivendi’s Management Board and Senior Executive Vice President in charge of its media and content operations. Since June 24, 2014, he has been Chairman of the Management Board. Current positions within the Vivendi group include: Chairman of the Management Board of Vivendi, Member of the Supervisory Board of Canal+ Group, Member of the Supervisory Board of StudioCanal and Chairman of the Supervisory Board of Universal Music France. He is also an Independent Director of Kepler, an Independent Director of Schibsted Media Group, a member of the Advisory Committee of Innit and a Director of the Melty Group.

Jean Paul Fitoussi:    Jean Paul Fitoussi was born à La Goulette (Tunisia) in 1942. Mr. Fitoussi has served as a member of the Board of Directors of Telecom Italia since May 2004 and was a member of the appointments and remuneration committee up to February 2016. He is a Professor Emeritus at the Institut d’Etudes Politiques de

Item 6. Directors, Senior Management and Employees	Directors

Paris (SciencesPo) and Professor at LUISS Guido Carli University in Rome. Jean-Paul Fitoussi is also a member of the Centre for Capitalism and Society at Columbia University. Since 2013, he is Co-Chairman of HLEG (an OECD high-level group of experts) on “measurement of Economic Performances and Social Progress”. From 1995 to September 2014, he was member of the Economic Commission of the Nation (France). From 1997 to 2012, he was a member of the Council of Economic Analysis of the French Prime Minister. From 1990 to 2010, he was President of OFCE at SciencesPo. Since 2010, he has been a member of the Oversight Council of Intesa SanPaolo, and for the period 2013-2014, he was a member of the board of directors of Pirelli S.p.A. He has published a number of articles in international scientific journals on inflation and unemployment theories, open-economy theory, macroeconomic theory and policy, and European integration. He has also published numerous books and essays on related subjects. Among his latest books are: Mismeasuring our lives, with Joseph Stiglitz and Amartya Sen, the New Press, 2010; After the Crisis, the Way Ahead, with Edmund S. Phelps, Christopher Pissarides and al., Luiss University Press, 2010; Report on the State of the European Union, with Jacques Le Cacheux, Palgrave, 2010, Le théorème du lampadaire, Les liens qui Libèrent, 2013 (also published by Einaudi). Dr. Fitoussi has contributed regularly to French and foreign newspapers and is a columnist for La Repubblica, Le Monde and Project syndicate. From 2000 to 2009, he was an expert at the European Parliament, Commission of Monetary and Economic Affairs. He was also a member of the UN Commission on the Reform of the International Monetary and Financial System and Coordinator of the Commission on the Measurement of Economic Performance and Social Progress (2008-2009). Dr. Fitoussi was awarded the Prize of the Association Française de Sciences Economiques, and the Rossi Prize of the Académie des Sciences Morales et Politiques for his PhD work. The Association française de sciences économiques selected his Le théorème du lampadaire as book of the year. He has been honored as Honorary Dean of the Faculty of Economics of Strasbourg, Doctor Honoris Causa from the universities of Buenos Aires and Très de Febrero and Professor Onorario of the University of Trento. He is an Officier de l’Ordre National du Mérite and Officier de la légion d’honneur in France and Grand Officier de l’ordre de l’Infant Henri in Portugal.

Félicité Herzog:    Félicité Herzog was born in Boulogne-Billancourt (France) in 1968. She was appointed as an independent member of the Board of Directors of Telecom Italia in December 2015, and since February 2016, she has been a member of the control and risk committee. She is a graduate of the Institut d’Etudes Politiques de Paris and of INSEAD (MBA programme). In 1992, she joined Lazard Frères in Paris, where she was a member of the government consulting team for Gabon and Russia, advising on debt restructuring issues. She continued her career in the mergers and acquisitions department of Lazard Frères in New York until 1996, when she joined the mergers and acquisitions team of JP Morgan in London. In 1997, she moved to Apax Ventures, a private equity fund in London, where she specialized in telecommunications investments in Europe. In 2000, she was hired by Madison Dearborn Partners, a US private equity fund in London, where she supervised investments of the same type. In 2002, she became Vice President, Mergers and Acquisitions of the Publicis Group, supervising and implementing mergers, disposal and acquisitions in the publicity and marketing services. In 2007, she joined Areva as Senior Vice President of Development, in charge of organizational advice, optimization of structures, cost control and product range optimization, before being appointed as Deputy CEO of Technicatome, an Areva subsidiary producing naval propulsion nuclear reactors. Since 2013, Ms. Herzog has been CEO of Apremont Conseil, a strategy consulting firm and has worked as a senior adviser at Ondra Partners, a financial advisory firm, since March 2015.

Giorgina Gallo:    Giorgina Gallo was born in Turin in 1960. She was appointed as an independent member of the Board of Directors and a member of the control and risk committee since April, 2014. Giorgina Gallo obtained a university degree in Business Administration at the Università di Economia e Commercio (School of Management and Economics) in Turin, specializing in marketing. She completed her managerial training at Cedep of Insead in Fontainebleau (Paris). Her career developed within the L’Oréal Italia multinational, of which she is today Honorary President. She started work in the marketing function, dealing with product development and brand management, then becoming Marketing Director and later Sales Director. In 1997 she was appointed General Manager of the leader brand, L’Oréal Paris. In 2001 she became CEO and general Manager of L’Oréal Saipo, in charge of the two largest business units and the manufacturing plant. In 2008, she was appointed chairman and CEO of L’Oréal Italia, the company which groups together all the Italian activities (approx. 2000 staff and 1 billion turnover). She became very familiar with the mass market and later the luxury goods market, distribution and media sectors, and gained experience in company reorganization. She developed international projects and over the years an important Corporate Social Responsibility program. She has held the following positions: Deputy Chairman of Cosmetica Italia, Deputy Chairman of CentroMarca, member of the Advisory Boards and Councils of: Federchimica

Item 6. Directors, Senior Management and Employees	Directors

(chemical federation), Assolombarda (Lombardy federation of industry), Unione Industriale Torino (Piemonte federation of industry), GS1-Indicod/ECR (association of Italian FMCG industry and distribution), Upa (association of advertising investors), Auditel. She has received the following awards: in 2005 Grande Ufficiale della Repubblica Italiana (Order of Merit of the Italian Republic), in 2006 Chevalier de l’Ordre national du Mérite of the Republic of France, in 2012 the Bellisario Award in the manager category. Since 2014, she has been a corporate advisor and independent Director of the Board of Autogrill. She is also a member of the Board of the Ufficio Pio Onlus of Compagnia S.Paolo and of Alliance française.

Denise Kingsmill:    Denise Kingsmill was born in Roturoa (New Zeland) in 1947. Baroness Kingsmill was appointed as an independent member of the Board of Directors of Telecom Italia and a member of the appointments and remuneration committee since April 2014. Baroness Kingsmill is a member of the House of Lords and of the European Union Financial Affairs Committee. Her career has encompassed periods as a leading lawyer in London and as a non-executive Director on the boards of public, private, charitable, arts and UK government boards. After an early career in the textile and fashion industry, Baroness Kingsmill became one of London’s leading lawyers handling disputes for some of the UK’s leading FTSE companies. Baroness Kingsmill was appointed as Deputy Chair to the Competition Commission, the UK’s antitrust regulator. She chaired more than 20 major investigations into monopolies and mergers in fields as diverse as banking, underwriting, car pricing, milk, energy supply and cruise liners. Baroness Kingsmill has headed two Government enquiries: one into women’s pay and employment and the other into the manner in which companies manage their Human CapitaI. Currently, Baroness Kingsmill is a member of the supervisory board of E.ON SE, and a nonexecutive director of International Airlines Group SA. and Chairman of Mondo. She is a member of the International Advisory Board of the Spanish Business School, lESE. She writes a regular column for Management Today and writes and speaks on a wide range of business and political issues. She holds a number of honorary degrees in Law and Business and was awarded the CBE for service to Employment Law and Competition in 2000.

Luca Marzotto:    Luca Marzotto was born in Rome in 1971. Since April 2014, he has been an independent Director of the Board of Telecom Italia S.p.A., and since February 2015, has been a member of the appointments and remuneration committee. After receiving a law degree in 1995, he began working for the Marzotto Group. In 1997, he became sales director of Marzotto Textile Department for the Asian market. His on-site experience covers the whole textile chain, from production to management control and marketing. In 1998, he became assistant to the CEO of Guabello S.p.A., a company specializing in the production of high-quality cashmere. From 2000, he focused on the Asian market, becoming the Director of Marzotto Japan in Tokyo, and in 2002, he was elevated to the position of General Director of Marzotto Trading Hong Kong and took control of the entire activity of Marzotto S.p.A. in Asia. In June 2003, he was appointed Director of Marlboro Classics, the sportswear division of Valentino Fashion Group S.p.A. Since 2005, he has been CEO of Industrie Zignago Santa Margherita S.p.A. (now Zignago Holding S.p.A.) and Vice President of Santa Margherita S.p.A. From 2007 to 2012, he was Director of Banca Popolare Friuladria S.p.A., and since June 2008, he has been one of the Chairmen of Federvini. He was Director of Valentino Fashion Group until November 2012. He is a Director of Hugo Boss AG and a member of the Working Committee of Hugo Boss AG. From May 2011 to October 2015, he was a Director at H-Farm Ventures S.p.A. (now H-Farm S.p.A.).

Hervé Philippe:    Hervé Philippe was born in Cheillè (France) in 1958. Since December 2015, he has been a Director of the Board of Telecom Italia S.p.A. He is a graduate of the Institut d’Études Politiques de Paris and holds a degree in economic sciences. He began his career with Crédit National in 1982 as an account manager for business financing in the Île-de-France region. In 1989, he joined the French market authority, the Commission des opérations de bourse (COB), as a manager for the sector of French companies listed for trading. From 1992 to 1998, he served as Head of the Transactions and Financial Information Department. In 1998, he joined the Sagem Group, where he held the positions of Director of Legal and Administrative Affairs at Sagem SA (1998-2000), Chief Administrative and Financial Officer of Sfim (1999-2000), and Director of Communication at Sagem SA (2000-2001). In 2001, he assumed the position of Chief Financial Officer and became a member of the Sagem SA Management Board in 2003. Hervé Philippe was appointed Chief Financial Officer of the Havas Group in November 2005 and, in May 2010, was named deputy Chief Executive Officer (Directeur Général Délégué) until December 31, 2013. He has served as Vivendi’s Chief Financial Officer since January 1, 2014. Since June 24, 2014, he has been a member of the Management Board. His current positions within the Vivendi group include: Member of the Management Board of Vivendi, Vice-Chairman of the Supervisory Board of Canal+ Group, Member of the Supervisory Board of StudioCanal, President of the Compagnie Financière du 42 Avenue De Friedland (SAS),

Item 6. Directors, Senior Management and Employees	Directors

Director and member of the Audit Committee of Dailymotion, Member of the Supervisory Board of Universal Music France and permanent representative of Financière de Longchamp on the Board of Directors of Havas Group. He is also a Director of Harvest, Sifraba and Jean Bal.

Stéphane Roussel:    Stéphane Roussel was born in Paris in 1961. Since December 2015, he has been a Director on the Board of Telecom Italia S.p.A., and since February 2016, he has been a member of the appointments and remuneration committee. He is a graduate of the École des Psychologues Praticiens de Paris. He was appointed to the Vivendi Management Board in June 2014 and has been Chief Operating Officer since November 10, 2015, after joining the group’s management team in August 2013. Stéphane Roussel held the position of Executive Vice President of Human Resources at Vivendi from 2009 to 2012, before being appointed Chairman and Chief Executive Officer of SFR. From 2004-2009, he served as SFR’s Vice President of Human Resources. From 1997 to 2004, Mr. Roussel held positions within the Carrefour Group. He was first appointed Director of Human Resources for hypermarkets in France, before becoming Director of Human Resources Development for international business and then Director of Human Resources France for the entire Carrefour Group. From 1985 to 1997, Stéphane Roussel worked at Xerox. Current positions within the Vivendi group include: member of the Management Board and Chief Operating Officer of Vivendi, member of the Supervisory Board of Canal+ Group, member of the Supervisory Board of StudioCanal, Director of Dailymotion, member of the Supervisory Board of Universal Music France, and President of Group Vivendi Africa. Other positions and offices: Director of IMS and member of the Board of Directors of Fondation SFR.

Giorgio Valerio:    Giorgio Valerio was born in Milan in 1966. Since April 2014, he has been an Independent non-Executive Director of Telecom Italia S.p.A., a member of the control and risk committee, and since May 2015, the Lead Independent Director of Telecom Italia. He graduated from the University of San Francisco with a Bachelor’s degree in Business Administration, cum laude (1989). From September 1989 to 1992, he was Paris and London Sales manager for Securities and Financial Services to Italian Institutional Investors at Schroder Securities Ltd. From November 1992 to March 1997, he was Manager in the M&A, Corporate Finance and Advisory Services department at Mediobanca. From April 1997 to December 2000, he was Deputy Director for Corporate Development and Financial Control at Holding di Partecipazioni Industriali (RCS Group). In January 2001, he was appointed Director for Corporate Development and Financial Control in RCS Mediagroup and served until June 2003. From July 2003 to December 2005, he was Chief Executive Officer of Unidad Editorial S.A. (RCS Mediagroup – Spain), where he was in charge of managing and developing the RCS operations in the Spanish market. From 2006 to 2010, he held various positions in RCS Mediagroup Companies (Chief Executive Officer/Managing Director at RCS Quotidiani S.p.A and Chairman and Chief Executive Officer at RCS Digital S.p.A.). From 2011 to 2013, he was an independent non-executive Director and member of the Nomination and Remuneration Committee at Prelios, a Company operating in the Real Estate sector. From 2012 to April 2014, he was Strategy Advisor & non-Executive Director at Primi sui Motori, a Company listed on the Milan AIM Stock Exchange, operating in the digital marketing & advertising sector. He has also served as an Independent non-Executive Director at Gruppo Argenta, a leading operator of vending machines in Italy.

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of April 8, 2016 the executive officers of Telecom Italia and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Giuseppe Recchi	52	Chairman	2014
Flavio Cattaneo	52	Chief Executive Officer	2014
Managers:
Simone Battiferri	48	Head of ICT Solutions and Service Platforms(1)	2012
Paolo Vantellini	54	Head of Business Support Office	2013
Antonino Cusimano	51	Head of Legal Affairs	2008
Piergiorgio Peluso	48	Chief Financial Officer and Head of Administration Finance and Control	2012
Mario Di Loreto	51	Head of People Value	2013
Cristoforo Morandini	53	Head of Regulatory Affairs	2015
Giuseppe Roberto Opilio	56	Head of Technology	2014
Stefano De Angelis	47	Head of Consumer & Small Enterprise Market(2)	2014
Stefano Ciurli	52	Head of Wholesale(3)	2014
Rodrigo Modesto de Abreu	45	CEO Tim Participacoes	2013

1)	“Head of Business” until February 12, 2016. The position was subsequently renamed “Head of ICT Solutions and Service Platforms”.

2)	“Head of Consumer” until February 12, 2016. The position was subsequently renamed “Head of Consumer & Small Enterprise Market”.

3)	“Head of National Wholesale Services” until November 5, 2015. The position was subsequently renamed “Head of Wholesale”.

The following are the selected biographical data of the executive officers, other than Directors (for the biographical data of Mr. Giuseppe Recchi please see above under “—6.1 Directors”):

Simone Battiferri:    Mr. Battiferri was born in Rome in 1967. Since February 12, 2016, he has been Head of ICT Solutions & Service Platforms at Telecom Italia. He started with the Telecom Italia Group in 2001 as Head of Marketing in Datacom—eBusiness Solutions Business Unit. At the end of 2001, in the context of the new organizational model involving the merger of the previous Business Units into Telecom Italia Wireline, he became Head of Web Services Marketing, and remained there until April 2004, when he became Head of the Business Opportunity Evaluations Area in the International Business sector. This marked the start of his involvement in the international activities, which last until the beginning of 2010. In April 2006 he became Head of Marketing in Telecom Argentina, occupying this position until April 2007, when he was appointed COO of the Wireline Unit in the same company. In July 2009, after the merging of the Top Clients Unit into the Wireline one, he became COO of the new Wireline & Top Clients Unit. In February 2010, he came back to Italy to be appointed Head of Top Clients at Telecom Italia. In December 2011, after the merger of the Top Clients Unit with the Public Sector Unit, he was appointed Head of Top Clients & Public Sector. In December 2012, after the merger of the Top Clients & Public Sector Unit with the Business Unit, he was appointed Head of the new Business Unit. Olivetti and Telecom Italia Digital Solutions (formerly Pathnet and now merged into Olivetti), among others, report to the Business Unit. Before entering the Telecom Italia Group he spent several years in Etnoteam, where he occupied increasingly important positions and left the company as VP for the Telecommunications & Media Market and Director of Etnoteam Labs. Among his various professional experiences before Etnoteam, in Italy and abroad (mainly in the United States, as well as Germany and the Czech Republic), he conducted research & development activities with the “La Sapienza” University of Rome in the Rome Electrical Machine and Power Electronics Group (REMPEG).

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

Item 6. Directors, Senior Management and Employees	Executive Officers

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

Piergiorgio Peluso:    Mr. Peluso was born in Rome in 1968. Since September 26, 2012, he has been Head of Administration, Finance and Control at Telecom Italia, and since April 18, 2014, he has been Manager Responsible for Preparing the Company’s Financial Reports. After graduating in “Economic and Social Sciences” from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, from 1992 to 1994 he held the position of experienced accountant at Arthur Andersen & Co.. Following a period at Mediobanca as Senior Financial Analyst (1994-1998) and with Credit Suisse First Boston as Vice President of Financial Institutions Group (1998-2000) and Mergers & Acquisitions Group (2000-2001), in 2002 he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A.. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A. In 2009 he was appointed CEO of UniCredit Corporate Banking S.p.A.. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012 he was Managing Director of Fondiaria SAI S.p.A.. He is a non-executive member of the Board of Directors of TIM Participações S.A., Telecom Argentina S.A. and Fondazione Telecom Italia.

* * *

In February 2016, the District Court of Milan issued an indictment against Mr. Piergiorgio Peluso, and 11 other individuals in connection with an investigation stemming from the bankruptcy of Imco S.p.A. (“Imco”) in 2012.

The principal allegation against Mr. Peluso is that, as CEO of UniCredit Corporate Banking S.p.A. (“UniCredit”) (the position he held before joining Telecom Italia in September 2012), approved a complex restructuring transaction, which had, according with the hypothesis of the prosecutor, the effect to decrease the net asset value of Imco. The trial in this matter is scheduled to begin on April 21.

Mario Di Loreto:    Mr. Di Loreto was born in Rome in 1963. Since September 1, 2013, he has been Head of People Value at Telecom Italia. The Department was renamed People Value on December 19, 2013. After a first degree in Philosophy and a doctorate in the Philosophy of Science, Di Loreto embarked on an academic career. He then became a Human Resources Manager, joining Air One in the start-up phase, in 1995, contributing to the growth of its workforce to approximately 2,000 employees. In 1998 he moved to the Human Resource Management and Development at Alitalia Team, participating in the creation and development of two low cost carriers, Alitalia Team and Alitalia Express. In 1999 he was engaged by Starwood Hotels & Resources Inc., a listed U.S. group operating in the medium-high range hotel sector, which in Italy owns the Ciga hotels, several

Item 6. Directors, Senior Management and Employees	Executive Officers

businesses on the Costa Smeralda (hotels, golf courses, ports, shipyards), the Sheraton hotels and, since 2006, the Méridien hotels. Mr. Di Loreto stayed with this Group until 2008, working in increasingly senior roles: Human Resources Manager for Costa Smeralda Italia (where he structured and modernized the diversified businesses owned by the group in the Sardinian market); Human Resources Manager, Italy until 2002; Human Resources Manager, Italy, Malta and the Balkans (contributing to the successful repositioning of the group on the domestic market during the complex and difficult period following September 11) until 2003. In this period, he was also appointed Vice Chairman of AICA (Associazione Italiana delle Catene Alberghiere—the Italian Association of Hotel Chains), part of Confindustria (the main organization representing Italian manufacturing and services companies), which represents 1,800 hotels employing 35,000 people, responsible for Industrial Relations. He then became Human Resources Director, Mediterranean Region, based in Belgium until 2008. In addition, from 2005 to 2007, he was part of Next Generation, a global innovation team composed of 40 managers, which worked with CEO Starwood at the U.S. headquarters of the corporation to define the evolution of the Group’s organizational and business models. In 2008, Mr. Di Loreto joined Barilla, as Human Resources Director for the Group (15,000 employees in 17 countries and three regional divisions: Europe, the Americas and Asia Pacific). In this role, which he held until the end of 2012, he also participated in the international re-organization of the subsidiary companies to achieve cultural and business integration in line with the medium term strategies of the organization. Mr. Di Loreto is also a member of the Board of Directors of Telecontact S.p.A. and Telecom Italia Information Technology S.r.l.

Cristoforo Morandini was born in Varese on 3 October 1962. He is married with two children. He has been Chief of Regulatory Affairs and Equivalence at Telecom Italia since November 2015. After graduating from the Bocconi University in Milan with a degree in Economics and Social Sciences, Mr Morandini began his professional career in academic research on technological innovation and internationalisation. In 1998, he participated in the founding of Between, a consultancy company specialised in telecommunications, as the head of the strategic consultancy and regulatory analysis area. As the creator and coordinator of the Osservatorio Banda Larga (Broadband Observatory) he carried out research and consultancy for major public and private enterprises regarding technology, regulations and the market for the electronic communications sector, he also took part in primary extraordinary transactions as a technical-economic advisor. He was an EY Partner in the Telecommunications Media and Technology sector.

Giuseppe Roberto Opilio:    Mr. Opilio was born in Rome in 1958. Since February 12, 2016, he has been Head of the Technology department at Telecom Italia, after the renaming of the Operations department. Mr. Opilio began his career at the Parfina Group (a chemicals company) in 1982 as an assistant to the plant manager. In 1983, he joined GEPI as Head of Organizational Consulting/Group EDP. He moved to management consulting company Galgano in 1988 to work as operations manager. He joined TIM in 1991 as Head of Organizational Development. In 2001, he was appointed Director of Human Resources, a position he held until 2004, when he was appointed Head of Customer Operations. Following the merger of TIM and Telecom Italia, he went on to run Business Customer Operations (fixed-line/mobile integration), and later became Head of Group Quality. He won the “Human Resources Excellence Award” (AIDP-EAPM) in 2001. In February 2008, he was appointed Manager of the Open Access department. In April 2011, he was appointed head of Technology department at Telecom Italia. In December 2014, he was appointed head of Operations department. Mr. Opilio is a member of the Board of Directors of Telecom Italia Sparkle and was a director at a number of companies, including STET Hellas (Greece), Atesia, Assida, and Telecontact.

Stefano De Angelis:    Mr. De Angelis was born in Rome in 1967. Since February 12, 2016, he has been Head of Consumer & Small Enterprise Market at Telecom Italia. From February 2013 to August 2014, he was CEO of the Telecom Argentina Group. After obtaining his Degree in Business and Economics, he started his professional career in 1995 with the Fiat Group, in the International Financial Control and Analysis Department. Since 1997, he has worked for Telecom Italia, where he has held positions of increasing responsibility: Head of Management Control and Planning—Internet and Multimedia Area, in the Group Finance & Control Department, where he dealt with the Company’s performance in the business units and companies operating in the reference sector (Seat PG, Tin.it, Stream, Telespazio, etc.); from 2001 he was Head of the Group Administration, Finance and Control Department of H.M.C. S.p.A. (Group holding company that controlled the transmission licenses of the “La7” and “MTV Italia” television channels); from 2002 he was CFO of the Consodata Group (company listed on the French New Market), part of the Seat Pagine Gialle Group and operating in the Business Information Management sector, where he oversaw the transition phase following acquisition of control; from November 2002 he was Head of the

Item 6. Directors, Senior Management and Employees	Executive Officers

Planning & Control division of TIM Group, where he ensured the strategic planning process and the monitoring of the company performance of the Group companies and domestic business; from 2004 he was Head of the Administration, Finance and Control Department of TIM Brasil Group; in 2007 he was appointed Head of Planning & Control Fixed Services, Field Services & Wholesale within the Planning & Control function; in 2008 he was appointed Head of Group Planning & Control, part of the Planning & Control function (Administration, Finance and Control), tasked with ensuring economic and financial levels, the consolidation and analysis of performance of the Group and of the domestic business unit; from 2009 he was Head of Planning & Control (Administration, Finance and Control function); from 2011 he was Head of Administration and Control within the Administration, Finance and Control & International Development function, tasked with defining accounting principles and financial reporting policies, drafting the financial report and carrying out planning, management control and reporting activities both at Group and domestic business level; Since 2014 he has been Head of Consumer, which has subsequently been renamed Consumer and Small Enterprise Market.

Stefano Ciurli:    Mr. Ciurli was born in Rome, in 1962. Since November 5, 2015, he has been Head of the Wholesale Department at Telecom Italia. After graduating in Economics and Commerce, he began his professional career in 1987 in Sip. During his years with Telecom Italia he has had increasing responsibilities within the Finance, Administration and Control, International, Supply Chain and Logistics, Real Estate and Energy departments. From July 2003 to December 2005, he served as Chief Financial Officer of TIM. Since 2006, he has been in charge of the International Support area with responsibility for business development activities and plug&play opportunities at the international level. In August 2008, he was appointed head of the Planning & Control department. In March 2009, he was appointed Head of the Purchasing department. In April 2011, he was appointed Head of Supply Chain & Real Estate. In December 18, 2012, he was appointed Head of the Caring Services division.

Rodrigo Modesto de Abreu:    Mr. Abreu was born in São Paulo in 1969. Since 2013 Mr. Abreu has been Chief Executive Officer of Tim Participacoes. He holds a degree in electrical engineering from the University of Campinas and an MBA from the Stanford Graduate School of Business. With more than 20 years of experience in the Telecommunications and Information Technology, Mr. Abreu has worked for various companies in the sector in Brazil and abroad. Mr. Abreu served as strategic consultant at McKinsey & Co in the United States. In Brazil, he was named CEO of Promon IP in 2000, later became CEO of Telecom Promon and the following year, CEO Promom Technology. In 2004, he assumed the presidency of Nortel Networks Brazil and his last work experience was as president of Cisco in Brazil, where he served for 7 years. Mr. de Abreu is Diretor Presidente of Tim Celular S.A.

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

On May 20, 2015, the Shareholders Meeting appointed the present Statutory Board of Auditors, that will remain in office until approval of the 2017 financial statements. Based on the slates submitted by the shareholders, five Acting auditors and four alternate Auditors have been appointed.

The Shareholders’ Meeting also appointed Auditor Roberto Capone as Chairman of the Board of Statutory Auditors.

The following table lists the members of the Telecom Italia Board of Statutory Auditors as of April 8, 2016.

Name	Position	Appointed
Roberto CAPONE(1)	Chairman	2015
Vincenzo CARIELLO(1)	Acting Auditor	2015
Paola MAIORANA	Acting Auditor	2015
Gianluca PONZELLINI	Acting Auditor	2015
Ugo ROCK	Acting Auditor	2015
Francesco Di CARLO	Alternate Auditor	2015
Gabriella CHERSICLA	Alternate Auditor	2015
Piera VITALI(1)	Alternate Auditor	2015
Riccardo SCHIOPPO(1)	Alternate Auditor	2015

(1)	Elected by minority shareholders.

The positions held by the members of the Board of Statutory Auditors in other listed companies are shown below:

Roberto Capone	Chairman of the Board of Auditors of Bonifiche Ferraresi, Director of Biancamano S.p.A.
Paola Maiorana	Chairman of the Board of Auditors of Moleskine
Gianluca Ponzellini	Chairman of the Board of Auditors of Banca IMI and of De Longhi S.p.A.

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

6.5    EMPLOYEES

6.5.1     EMPLOYEES AND CHANGES IN THE TELECOM ITALIA GROUP

The number of Group employees at December 31, 2015 and 2014 was the following:

	As of December 31,
	2015	2014	Changes
	(units)
Employees—Italy	52,555	52,882	(327)
Employees—Foreign	13,312	13,143	169

Total Employees at payroll(1)	65,867	66,025	(158)
Employees allocated to non-current assets held for sale	16,228	16,420	(192)

Total Employees(1)	82,095	82,445	(350)

(1)	Includes employees with temporary work contracts: 3 units as of December 31, 2015 and 9 units as of December 31, 2014.

The decrease in workforce (excluding employees allocated to Non-current assets held for sale) of 158 units compared to December 31, 2014, is mainly the result of the following events that occurred in 2015:

•	the inclusion in the scope of consolidation of Alfabook (17 units);

•	the workforce turnover down by 169 units. The workforce turnover is detailed below by each Business Unit:

	Hirings	Terminations	Changes
	(units)
Domestic	823	1,151	(328)
Brazil	3,918	3,717	201
Media, Other Operations	4	46	(42)

Turnover	4,745	4,914	(169)

Telecom Italia S.p.A.

	As of December 31,
	2015	2014	Changes
	(units)
Personnel on payroll	44,171	44,164	7

Tim Brasil group

As of December 31,
2015	2014	Changes
(units)

Tim Brasil group—Total	13,042	12,841	201

6.5.2    INDUSTRIAL RELATIONS

Telecom Italia

The Telecom Italia S.p.A. system of industrial relations is based on participation, which is seen as a value to be pursued in any discussion, not only in negotiations. The year 2015 featured several discussions and information sessions with union representatives in accordance with the established national and local industrial relation practices.

The 2016-2018 Strategic Plan provides for an acceleration of investments over the Plan period, in order to increase coverage of the country with a modern, next-generation network and to reach 84% of the population with fiber optic technology and 98% of the population with the LTE (4G) mobile network by the end of 2018.

Item 6. Directors, Senior Management and Employees	Employees

Implementing the plan also requires a professional restructuring to renew the portfolio of skills available and, wherever possible, carrying out high-value activities internally. In discussions held on aspects of the Plan connected with employment, the parties explored a variety of possible solutions that would minimize any traumatic impact and would be economically sustainable for Company employees. In this respect, an agreement was reached in September 2015 that established a set of steps for implementing the Plan while safeguarding jobs.

These steps include:

•

solidarity contracts for a period of two years with a commitment to extend it for a further twelve months, in order to allow redundancies to be minimized over the three-year period, particularly through early and voluntary retirement using the other legal tools identified;

•	support for early retirement using the voluntary redundancy tool;

•

recourse to article 4 of the Fornero law, which allows older workers to bring forward their retirement by immediately receiving an amount equal to the pension accrued until that date (early retirement paid for by the Company). The Company will also continue to pay social security contributions until the actual retirement age is reached;

•

professional retraining, in order to allow workers currently employed in areas where efficiency needs to be improved to retrain in order to perform more valuable activities providing medium to long term stability of employment.

The ultimate purpose of the operation is to ensure stability of employment at Telecom Italia, protect jobs and improve competitiveness. The agreement also provides for the Company to pay the workers covered by solidarity contracts a one-time sum as a bonus at the end of the solidarity suspension if overall implementation of the Plan has been positive and its objectives have been achieved.

In order to lessen the financial hardship caused by the reduction in working hours under the solidarity contracts, which is only partly offset by the INPS (Italian National Institute of Social Security) contribution, the Company has decided to provide subsidized company loans (equal to official ECB refinancing rate currently at 0.05%), for employees that specifically request them.

Particularly intensive discussions continued with executive employee representatives, allowing socially sustainable instruments to be identified, in addition to the ones normally available in the Company, to assist with the necessary right-sizing. These instruments should be not traumatic and should be able to reconcile staff turnover administration and management restructuring requirements.

In this respect, an important agreement was signed with executive representatives that provides for the voluntary departure of a maximum 150 executives that fulfil certain legal requirements. As a result, executives will be able to benefit from the mutually agreed termination of their employment contract if they fulfil the minimum requirements for retirement or early retirement within four years of termination, with the company paying out a benefit equal to the pension workers would be entitled to receive based on existing rules and continuing to pay INPS the contribution until the minimum requirements for a pension are fulfilled.

In full compliance with current legal provisions, Telecom Italia discussions with the relevant union representatives regarding two separate corporate transactions resulted in agreements between the parties involved.

In particular, the Tower department of Telecom Italia S.p.A. was transferred to Società Infrastrutture Wireless Italiane S.p.A. (Inwit). This initiative fulfilled the objective of establishing an independent radio network infrastructure operator that can develop and enhance the towers business involving various types of electronic communication service operators and ICT players. As part of the procedure, specific agreements were signed on maintaining the salary levels and contractual terms and conditions applicable to the employees affected by the transfer.

Discussions between the Company and the unions were similarly aimed at completing the procedure for the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A. This operation was intended to simplify the Group’s structure and to ensure a more efficient management of the process of enhancing Persidera S.p.A., also by seizing medium to long term opportunities.

Item 6. Directors, Senior Management and Employees	Employees

A complex and fruitful series of discussions was held between the Company and the unions on the scope of Telecom Italia’s involvement in EXPO 2015, as its Official Global Partner, and the associated need to oversee the event as effectively as possible.

In this context, an agreement was signed with the unions that governed Telecom Italia’s oversight and support operating model for EXPO and all the associated aspects, including working hours, shifts and availability of Company staff who contributed to this event.

Brazil

Meetings were held to discuss the 2015-2016 amendments to collective agreement—ACT 2014/2016. They began in September 2015 and ended in December 2015, when the amendments were approved unanimously across the country. The Company held five meetings with the two national Federations (FENATTEL and FITTEL), which together represent the country’s 27 trade unions. The negotiations related to financial aspects, including salary increases and benefits. With regard to healthcare for children, the age limit for insurance was raised from six years to a maximum of seven years. Finally, December 28, 29 and 30 were recognized as holidays.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on April 16, 2014 set the maximum total annual remuneration of the Board of Directors (to remain in office for a three-year term, until the approval of the 2016 financial statements), according to article 2389, first paragraph, of the Italian Civil Code up to 1.9 million euros, such amount to be divided amongst the directors in accordance with the resolution adopted by the Board itself in connection therewith. The Shareholders’ Meeting held on December 15, 2015, approved an increase of the overall remuneration of the Board of Directors, in connection with the appointment of four additional Directors, up to 2,484,615 euros.

The above mentioned overall amount is distributed as follows (gross amounts on a yearly basis):

•	110,000 euros to be paid to each director in office (excluding the Chairman of the Board and the CEO);

•	an additional 45,000 euros to be paid to each member of the Control and Risk Committee;

•	an additional 40,000 euros to be paid to each member of the Nomination and Remuneration Committee;

•	an additional 20,000 euros to be paid to the Chairman of each Control and Risk Committee and Nomination and Remuneration Committee;

•	an additional 45,000 euros to be paid to Director Calvosa, who is assigned the role of link between the Board and the control functions which report directly to the Board.

The total compensation paid by Telecom Italia and by the Telecom Italia Group subsidiaries in 2015 to the members of the Board of Directors of Telecom Italia was 5.2 million euros.

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

In the event of early termination of the office as Director in the absence of just cause, at the initiative of the Company and/or if asked to resign by the Board of Directors, the Chairman shall have the right to receive the fixed fees established for the office otherwise due until the end of the mandate. Moreover, unless otherwise resolved by the Board of Directors, the Chairman shall also have the right to receive a variable amount, calculated on the remaining value in annual amounts (or fractions of annual amounts) based on the average of the amounts actually received, as variable short term fee, until the actual date of termination of the office as director. A similar treatment will apply in case of resignation due to revocation, reduction or modification substantially worsening the powers granted.

The remuneration package of the Chief Executive Officer of the Company up to March 22, 2016 (Mr. Patuano, who was an employee of Telecom Italia) had been agreed by contract as follows:

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

When Mr. Patuano resigned on March 22, 2016, in line with the remuneration policy and the agreements in place, in addition to accrued remuneration, fixed and variable (the latter subject to claw back mechanisms), Mr.Patuano was granted an additional 1,235,000 euros gross with respect to termination of the directorship and 4,765,000 euros gross with respect to termination of the employment contract, for an overall amount of 6,000,000 euros gross. As per the contractual regulation in force, the stock options already granted to Mr. Patuano expired, with no economic effect.

The present Chief Executive Officer of the Company (Mr. Cattaneo, who is as well an employee of Telecom Italia), according to his remuneration package, was named as one of the beneficiaries of the Special Award. This provides for an annual bonus totaling a maximum of 5.5% of the difference between (i) the results achieved separately in each of the years 2016, 2017, 2018 and 2019 and (ii) the consolidated targets for EBITDA, Opex reduction and NFP (Net Financial Position) as defined in the 2016-2018 Industrial Plan, using for 2019 the same values as the plan for the 2018 financial year; 4% of the aforementioned difference will be reserved for the remuneration of the Chief Executive Officer, while the remaining maximum 1.5% will benefit other managers of the Company, to be identified by the Chief Executive Officer. The bonus (to an overall maximum of 55,000,000 euros) will be paid in 2020, 80% in equity and 20% in cash. In the event of early termination of Mr. Cattaneo as a good leaver, he will be paid any amounts accrued pursuant to the Special Award, if any, and the bonus he would be entitled to, according to a linear projection to December 31, 2019 of the average bonus already accrued.

***

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The following table lists the Directors who served during 2015 and their respective compensation as of December 31, 2015, according to the disclosure format set forth by Consob, the Italian market regulator (Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions):

				Column 1	Column 2	Column 3	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8
Name and surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non- monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing
				(thousands of euros)
Giuseppe Recchi(1)	Chairman	1/1 – 12/31/2015	12/31/2016	700		204		129		1,033
Marco Emilio Angelo Patuano(2)	Chief Executive Officer	1/1 – 12/31/2015	12/31/2016	1,388		1,024		41		2,453	804
Tarak Ben Ammar(3)	Director	1/1 – 12/31/2015	12/31/2016	110						110
Davide Benello(4)	Director	1/1 – 12/31/2015	12/31/2016	110	60					170
Lucia Calvosa(5)	Director	1/1 – 12/31/2015	12/31/2016	155	65					220
Flavio Cattaneo(6)	Director	1/1 – 12/31/2015	12/31/2016	110	9					119
Laura Cioli(7)	Director	1/1 – 12/31/2015	12/31/2016	110	45					155
Francesca Cornelli(8)	Director	1/1 – 12/31/2015	12/31/2016	110	45					155
Jean Paul Fitoussi(9)	Director	1/1 – 12/31/2015	12/31/2016	110	40					150
Giorgina Gallo(10)	Director	1/1 – 12/31/2015	12/31/2016	110	45					155
Félicité Herzog(11)	Director	12/15 – 12/31/2015	12/31/2016	5						5
Denise Kingsmill(12)	Director	1/1 – 12/31/2015	12/31/2016	110	40					150
Luca Marzotto(13)	Director	1/1 – 12/31/2015	12/31/2016	110	31					141
Hervé Philippe(14)	Director	12/15 – 12/31/2015	12/31/2016	5						5
Stephane Roussel(15)	Director	12/15 – 12/31/2015	12/31/2016	5						5
Arnaud Roy de Puifontaine(16)	Director	12/15 – 12/31/2015	12/31/2016	5						5
Giorgio Valerio(17)	Director	1/1 – 12/31/2015	12/31/2016	110	45					155

Total				3,363	425	1,228	—	170	—	5,186	804	—

(1)	Giuseppe Recchi—Chairman of the Board of Directors

col. 1 This amount includes the fixed compensation, pursuant to article 2389, subsection 3, of the Italian Civil Code, resolved by the Board of Directors;

col. 3 The amount, in relation to the office as Director, refers to the bonus relating to the financial year for objectives achieved in the year itself (euro 203,000) as well as reimbursements for clubs and associations memberships (euro 1,000);

col. 4 The amount includes payments for pension policies relating to the financial year 2014 (euro 49,000).

(2)	Marco Patuano—Former Chief Executive Officer

col. 1 The amount includes the remuneration for work as employee (euro 1,383,000) and travel expenses (euro 5,000);

col. 3 The amount, relating to the office as Director, includes the bonus pertaining to the financial year for objectives achieved in the year itself (euro 1,019,000), as well as miscellaneous/taxed reimbursements relating to the contract of employment (euro 5,000).

(3)	Tarak Ben Ammar—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(4)	Davide Benello—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee (euro 40,000) and as Chairman of the Nomination and Remuneration Committee (euro 20,000).

(5)	Lucia Calvosa—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors (euro 110,000) and as link between the Board of Directors and the corporate control departments which report directly to the Board (euro 45,000);

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee (euro 45,000) and Chairman of the Nomination and Remuneration Committee (euro 20,000).

(6)	Flavio Cattaneo—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee for the period 01/01-03/26/2015.

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

(11)	Félicité Herzog—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

(12)	Denise Kingsmill—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee.

(13)	Luca Marzotto—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors.

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee for the period 03/27-12/31/2015.

(14)	Hervé Philippe—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

(15)	Stephane Roussel—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

(16)	Arnaud Roy de Puyfontaine—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

(17)	Giorgio Valerio—Director

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

		Options assigned in previous financial years			Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year
Name and Position	Plan and respective resolution	Number of financial instruments	Strike price	Possible exercise period (from – to)	Number of financial instruments	Strike price	Possible exercise period (from – to)	Fair value on assignment date (in euro)	Date of assignment	Market price on assignment	Number of financial instruments	Strike price	Market price	Number of financial instruments	Number of financial instruments
Marco Patuano —Chief Executive Officer	2014 Stock Option Plan 4/16/2014	20,106,382	€0.94	2017 / 2020											20,106,382

Following his termination on March 22, 2016, the stock options granted to the former CEO were forfeited.

For further details, please see “Note—Equity compensation plans” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

6.6.2    Compensation of Executive Officers

The total compensation due by the Company or by any of the Company’s subsidiaries in 2015 to the Company’s executive officers (including the Chief Executive Officer) was 10.9 million euros.

There is no generalized standard practice regarding severance pay for executive officers with strategic responsibilities.

There are no general non-competition policies for executive officers with strategic responsibilities.

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

		Options assigned in previous financial years					Options assigned during the financial year								Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year
Position	Plan and respective resolution	Number of financial instruments	Strike price			Possible exercise period (from – to)	Number of financial instruments	Strike price		Possible exercise period (from – to)	Fair value on assignment date (in euro)	Date of assignment	Market price on assignment		Number of financial instruments	Strike price	Market price	Number of financial instruments	Number of financial instruments
Remuneration in the company that draws up the financial statements
Executive Officers	2014 Stock Option Plan 4/16/2014	25,839,518		€0.94		2017 / 2020	2,227,722		€1.01	2017 / 2020	591,089	03/02/2015		€1.08					28,067,240
Remuneration from subsidiaries and associates
Executive Officers	2013 Stock Option Plan	412,781	R$	8.1349	(1)	2014 / 2019													412,781
Executive Officers	2014 Stock Option Plan	338,601	R$	13.4184	(1)	2015 / 2020													338,601

Executive Officers	2015 Stock Option Plan						780,144	R$	8.4526(1)(4)	2016 / 2021	495,862(2)(3)	10/16/2015	R$	8.4526(4)					780,144

(1)	The strike price can be corrected with regard to the conditions laid down in the plan.

(2)	Amounts relating to local Stock Option Plans have been converted at 12/31/2015 into euros/000 at the average exchange rate in 2015 (Reais/€3.69727).

(3)	Fair Value at allocation date for each option equal to 2.35 Reais.

(4)	The market price (same value as the strike price) is calculated on the basis of the share price weighted by volume of trade in the 30 days prior to September 29, 2015.

6.6.3     COMPENSATION OF MEMBERS OF THE BOARD OF AUDITORS

The General Shareholders’ Meeting of May 20, 2015 (which appointed the current Board of Auditors) authorized annual compensation of 95,000 euros for each Auditor and 135,000 euros for the Chairman of the Board of Auditors. Such compensation took into account the role of Board of Statutory Auditors acting as Supervisory Panel established under Legislative Decree 231/2001.

The total compensation paid by the Company or by any of the Telecom Italia Group subsidiaries in 2015 to the members of the Board of Auditors was approximately 515 thousand euros.

Individuals	Description of the position			Compensation
Name	Position held	Period during which position was held	Office expiry	Compensation base	Non cash benefits	Bonuses and other incentives	Other Compensations	Total
				(thousands of euros)
Roberto CAPONE(1)	Acting Auditor	1/1-05/20/2015	12/31/2014	47				47
	Chairman	05/21-12/31/2015	12/31/2017	83				83
Vincenzo CARIELLO(2)	Acting Auditor	05/21-12/31/2015	12/31/2017	58				58
Paola MAIORANA(3)	Acting Auditor	05/21-12/31/2015	12/31/2017	58				58
Gianluca PONZELLINI(4)	Acting Auditor	1/1-05/20/2015	12/31/2014	45				45
	Acting Auditor	05/21-12/31/2015	12/31/2017	58				58
Ugo ROCK(5)	Acting Auditor	05/21-12/31/2015	12/31/2017	58				58
Enrico Maria BIGNAMI(6)	Chairman	1/1-05/20/2015	12/31/2014	63			5	68
Salvatore SPINIELLO(7)	Acting Auditor	1/1-05/20/2015	12/31/2014	44				44
Ferdinando SUPERTI FURGA(8)	Acting Auditor	1/1-05/20/2015	12/31/2014	45			3	48

Total				559			8	567

(1)	Roberto Capone—Chairman of the Board of Statutory Auditors

This amount refers to the compensation received as Acting auditor (euro 37,000), supplemented with the attendance allowance (euro 10,000), as per the resolution passed by the shareholders’ meeting on April 16, 2014, and as Chairman of the Board of Statutory Auditors.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(2)	Vincenzo Cariello—Acting Auditor

This amount refers to the compensation received as Acting Auditor.

(3)	Paola Maiorana—Acting Auditor

This amount refers to the compensation received as Acting Auditor.

(4)	Gianluca Ponzellini—Acting Auditor

This amount refers to the compensation received as Acting Auditor (euro 37,000), supplemented with the attendance allowance (euro 8,000), as per the resolution passed by the shareholders’ meeting on April 16, 2014.

(5)	Ugo Rock—Acting Auditor

This amount refers to the compensation received as Acting Auditor.

(6)	Enrico Maria Bignami—Chairman of the Board of Statutory Auditors

This amount refers to the compensation received as Chairman of the Board of Statutory Auditors (euro 52,000), supplemented with the attendance allowance (euro 11,000), as per the resolution passed by the Shareholders’ Meeting on April 16, 2014. Other compensation related to the accrual period (01/14-05/20/2015) for the compensation received as Chairman of the Board of Statutory Auditors of the subsidiary INWIT S.p.A.

(7)	Salvatore Spiniello—Acting Auditor

This amount refers to the compensation received as Acting Auditor (euro 36,000), supplemented with the attendance allowance (euro 8,000), as per the resolution passed by the Shareholders’ meeting on April 16, 2014.

(8)	Ferdinando Superti Furga—Acting Auditor

This amount refers to the compensation received as Acting Auditor (euro 37,000), supplemented with the attendance allowance (euro 8,000), as per the resolution passed by the Shareholders’ meeting on April 16, 2014. Other compensations related to the accrual period (04/16-05/20/2015) for the compensation received as Chairman of the Board of Statutory Auditors of the subsidiary Telecom Italia Information Technology S.r.l.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At December 31, 2015, the outstanding equity compensation plans of the Telecom Italia Group are as follows.

Telecom Italia stock option plans

The Shareholders’ Meeting of the Company on April 16, 2014 approved the Stock Option Plan 2014-2016 that was initiated following the resolution of the Board of Directors on June 26, 2014.

The beneficiaries of the Plan include the Chief Executive Officer, Top Management (including Executive Officers) and a selected part of the Management for a total of 159 employees of the Telecom Italia Group. The Plan covers the three-year period 2014-2016, with a maximum limit of 196 million Ordinary Shares available for issue. Each beneficiary, upon achieving the target level of his/her performance objectives, is awarded a number of exercisable options. Once they have vested, the rights can be exercised for a period of three years.

The exercise price was set at 0.94 euros per option (strike price). If allocations are made at a later stage, the strike price will be the higher of the price established upon initial allocation and the average of the official market price in the month prior to the board resolution.

Tim Participações stock option plans

In particular:

•

2011-2013 Plan. The incentive plan for managers in key positions at Tim Participações and its subsidiaries was evaluated on the basis of two performance objectives. The vesting period was three years (a third per year) and the validity of the options is six years;

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

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2015, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 2% of the ordinary share capital of Telecom Italia were the following:

			As of December 31, 2015
Major Shareholders	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Vivendi S.A.(*)	(direct/indirect	)	2,887,740,223	21.39
JP Morgan Chase & Co.(**)	(indirect	)	357,649,700	2.65
People’s Bank of China	(direct	)	279,155,990	2.07

(*)	Shareholding determined following receipt of a communication from Vivendi S.A. in compliance with art. 152 octies, paragraph 7, of the Consob Issuer’s Regulations.

(**)	An additional 1.87% without voting rights.

BlackRock Inc. notified an indirect holding as of March 12, 2014, as an asset management company, of a total number of 645,770,181 Ordinary Shares, which at December 31, 2015 was equal to 4.78% of Telecom Italia’s Ordinary Shares.

At December 31, 2015, Telecom Italia held 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 126,082,374 Ordinary Shares, for a total of 1.21% of capital with voting rights.

As of April 8, 2016, the above mentioned position is the following:

			As of April 8, 2016
	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Vivendi S.A.(*)	(direct/indirect	)	3,361,478,030	24.90
JP Morgan Chase & Co.(**)	(indirect	)	288,661,862	2.14
People’s Bank of China	(direct	)	279,155,990	2.07

(*)	Shareholding determined following receipt of communications from Vivendi S.A. in compliance with art. 152 octies, paragraph 7, of the Consob Issuer’s Regulations.

(**)	An additional 2.69% without voting rights.

BlackRock Inc.’s indirect holding of a total number of 645,770,181 Ordinary Shares (as indicated above), was at April 8, 2016 equal to 4.78% of Telecom Italia’s Ordinary Shares.

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

Effective June 17, 2015, the shareholder agreement in place between the shareholders of Telco S.p.A. was dissolved, as disclosed by public notices in accordance with the applicable regulations. As a result, there are no longer any shareholder agreements relating to Telecom Italia pursuant to Article 122 of Italian Legislative Decree 58/1998.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2015 or a part of that year, have held the post of director in Telecom Italia S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2014 (or at the date of appointment)	Number of shares purchased in 2015	Number of shares sold in 2015	Number of shares held at the end of 2015 (or as of the date on which individual left post, if before)
Giuseppe RECCHI	Telecom Italia S.p.A.	Ordinary	—	320,000	—	320,000
Marco PATUANO	Telecom Italia S.p.A.	Ordinary	70,000	—	—	70,000
		Savings	30,000	—	—	30,000
Luca MARZOTTO	Telecom Italia S.p.A.	Savings	200,798	—	—	200,798

❖	BOARD OF AUDITORS

No individuals who, during 2015 or a part of that year, have held the post of statutory auditor in Telecom Italia S.p.A. hold investments in Telecom Italia S.p.A. and in the related subsidiaries.

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in Telecom Italia S.p.A. and in the related subsidiaries by all the individuals who, during 2015 or a part of that year, have held the post of executive officers in Telecom Italia S.p.A.

Company	Class of shares	Number of shares held at the end of 2014 (or at the date of appointment)	Number of shares purchased in 2015	Number of shares sold in 2015	Number of shares held at the end of 2015 (or as of the date on which individual left post, if before)
Telecom Italia S.p.A.(1)	Ordinary	23,553	1,104	—	24,657
Tim Participacoes	Ordinary	11,310	—	—	11,310

(1)	Of which 3,460 shares held indirectly.

* * *

As of April 8, 2016 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

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

As a result the Italian Government is now provided with:

•

the authority to impose conditions and possibly to oppose the purchase, by non-EU entities, of controlling shareholdings in the Company. For non-EU entities, any right to purchase will be permitted solely on condition of reciprocity with the purchaser’s home jurisdiction;

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

•

until expiration of the period for the imposition of conditions or the exercise of the power of opposition, the voting rights attached to the shares whose transfer involves the transfer of control, are suspended. The same rights are suspended in the event of any default or breach of conditions imposed to the buyer, throughout the period in which the breach or violation continues. The resolutions adopted with the vote of such shares or units, as well as the resolutions or acts adopted in violation or breach of the conditions imposed, are null;

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

Item 7. Major Shareholders and Related-Party Transactions	Related-Party Transactions

7.2    RELATED-PARTY TRANSACTIONS

In 2015 there were no major transactions with related parties. In addition, there were no changes or developments with respect to the related party transactions described in the 2014 Form 20-F that had a significant effect on the financial position or on the results of the Telecom Italia Group in 2015.

Related party transactions, when not dictated by specific laws, were usually conducted with similar terms than provided to third parties. Furthermore, the transactions were subject to an internal procedure which establishes the procedures and timing for verification and monitoring.

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

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2011.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2011:
First Quarter	1.144	0.984	15.940	13.130
Second Quarter	1.090	0.897	15.650	12.690
Third Quarter	0.953	0.728	13.930	10.000
Fourth Quarter	0.941	0.768	13.510	10.180
2012:
First Quarter	0.923	0.772	12.300	10.170
Second Quarter	0.892	0.663	11.980	8.200
Third Quarter	0.847	0.618	10.990	7.370
Fourth Quarter	0.801	0.671	10.480	8.430
2013:
First Quarter	0.765	0.547	10.160	7.050
Second Quarter	0.665	0.515	8.600	6.660
Third Quarter	0.615	0.475	8.200	6.280
Fourth Quarter	0.748	0.613	10.300	8.230
2014:
First Quarter	0.875	0.712	12.010	9.550
Second Quarter	1.000	0.821	13.410	11.280
Third Quarter	0.936	0.807	12.550	10.710
Fourth Quarter	0.954	0.763	11.710	9.730
2015:
First Quarter	1.135	0.859	12.130	10.070
Second Quarter	1.191	1.030	13.410	11.440
Third Quarter	1.263	1.062	13.640	11.920
Fourth Quarter	1.294	1.019	14.030	10.080
2016:
January	1.1423	0.9932	12.33	10.76
February	0.9953	0.8312	10.76	9.09
March	1.0434	0.9146	11.66	10.16
April (through April 8, 2016)	0.9173	0.8432	10.30	9.41

Source: Bloomberg data

At the close of business on April 8, 2016 there were 19,212,914 Ordinary Share ADSs outstanding held by 118 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 19,206,719 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of Telecom Italia Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2011.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2011:
First Quarter	1.014	0.822	14.180	10.830
Second Quarter	0.959	0.766	13.760	10.910
Third Quarter	0.806	0.667	11.730	9.170
Fourth Quarter	0.788	0.656	11.270	8.460
2012:
First Quarter	0.752	0.634	9.930	8.420
Second Quarter	0.744	0.543	9.950	6.690
Third Quarter	0.699	0.522	9.040	6.210
Fourth Quarter	0.695	0.581	8.960	7.390
2013:
First Quarter	0.654	7.050	8.640	6.040
Second Quarter	0.551	0.418	7.180	5.400
Third Quarter	0.487	0.378	6.560	4.940
Fourth Quarter	0.586	0.489	7.920	6.550
2014:
First Quarter	0.661	0.545	9.360	7.650
Second Quarter	0.784	0.633	10.530	8.630
Third Quarter	0.740	0.651	9.740	8.650
Fourth Quarter	0.751	0.599	9.210	7.710
2015
First Quarter	0.904	0.683	9.830	8.000
Second Quarter	0.943	0.833	10.620	9.210
Third Quarter	0.998	0.867	11.000	9.740
Fourth Quarter	1.098	0.850	11.567	9.710
2016
January	0.9190	0.8019	9.90	8.62
February	0.8094	0.6679	8.87	7.41
March	0.8409	0.7233	9.67	8.03
April (through April 8, 2016)	0.7468	0.6839	8.60	7.84

Source: Bloomberg data

At the close of business on April 8, 2016 there were 5,939,717 Savings Share ADSs outstanding held by 15 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 5,936,776 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On April 8, 2016 the Noon Buying Rate for the Euro was U.S.$ 1.1406 = €1.00.

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

9.3    CLEARANCE AND SETTLEMENT OF TELECOM ITALIA SHARES

All financial instruments publicly traded on regulated markets including treasury bonds are dematerialized. Companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli, which opens an account in the name of each company in its register.

Beneficial owners of Ordinary Shares and Savings Shares must hold their interests through specific deposit accounts with any participant having an account with Monte Titoli. The beneficial owners of Ordinary Shares and Savings Shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those Ordinary Shares and Savings Shares through such accounts and may no longer obtain physical delivery of share certificates in respect of their Ordinary Shares and Savings Shares. All new issues of Ordinary Shares and Savings Shares and all other transactions involving Ordinary Shares and Savings Shares must be settled electronically in book-entry form.

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

No significant change in the regulatory environment took place in 2015.

In July 2015, minor changes were approved to the Borsa Italiana Corporate Governance Code, aimed at implementing Corporate Social Responsibility principles, enhancing internal corporate safeguards to meet legal requirements and transparency, and incorporating some recommendations previously made by the Borsa Italiana Corporate Governance Committee.

❖	CODE OF ETHICS AND CONDUCT

The Code of Ethics and Conduct (the “Code of Ethics”) of the Telecom Italia Group specifies the principles to be respected in relations with all the main stakeholders of the Company: shareholders, financial markets, customers, local communities and employees.

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

Item 10. Additional Information	Corporate Governance

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

On November 4, 2010 the Board of Directors introduced the set of procedures currently in force, as amended lastly on March 17, 2016. In addition to “related parties”, as defined by Consob regulation No. 17221 of March 12, 2010 and IAS 24, this procedure must also be applied—for self-regulatory principles—to participants in shareholders’ agreements that regulate candidacy to the position of Director of Telecom Italia, in the case of a majority slate. The procedure classifies the transactions in different categories and, according to this classification, different assessment and approval procedures are applied, if these transactions are to be carried out with related parties.

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

The establishment and maintenance of the internal control system are assigned to the Executive Directors (currently, the Chairman Giuseppe Recchi and the Chief Executive Officer Flavio Cattaneo), and to the Manager in

Item 10. Additional Information	Corporate Governance

charge of preparing the Company’s financial report for his area of responsibility (such position is held by the Head of Administration, Finance and Control, Piergiorgio Peluso), so as to ensure the overall adequacy of the system and its functionality, in a risk-based perspective, which is also taken into account in determining the agenda for the Board’s proceedings.

The Internal Audit Manager, the Group Compliance Officer and the IT & Security Compliance Department Manager report directly to the full Board; the role of link between the Board of Directors and said control structures is presently assigned to non-executive Director Lucia Calvosa who is the Chairman of the Control and Risk Committee.

The assessment of the performance of operations is based on a continuous flow of information coordinated by the Chairman of the Board of Directors and directed towards the non-executive directors and the members of the Board of Statutory Auditors. Assessments are made, notably, with a comparison of the results achieved with those budgeted during the examination of the financial reports.

Meetings

In 2015 the Board of Directors has had 13 meetings.

As at April 8, 2016, 5 meetings have been held.

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

The slate system is designed to ensure the presence on the Board of Directors of persons drawn from slates presented by minority shareholders. Shareholders who together hold at least 0.5% of the ordinary share capital can put forward slates of candidates. The slates and the accompanying documentation (such as the curricula vitae of the candidates) must be filed at the Company’s registered office at least 25 days and made available to the public at least 21 days before the date scheduled for the shareholders’ meeting. Consob requires the Company to make the slates and the relevant information available to the public at its registered office, at Borsa Italiana and on its website www.telecomitalia.com. According to Telecom Italia’s bylaws, slates of candidates can be put forward also by the outgoing Board of Directors. The Board of Directors is elected as follows:

•

two thirds of the directors to be elected are chosen from the slate that obtains the simple majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it is rounded down to the nearest whole number;

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

At least half of the directors chosen from each slate (with rounding up) must be independent, as per applicable requirements. If necessary, the last names elected from a slate that do not fulfil these requirements will be replaced, in order, by the first of those not elected from the same slate who fulfil said requirements. In the absence of a sufficient number of independent candidates in a slate to be able to make the replacements, the Shareholders’ Meeting shall complete the board with the legal majorities, ensuring that the requirement is fulfilled.

Item 10. Additional Information	Corporate Governance

All slates that present three or more candidates shall have a gender ratio of at least 1:3 among the candidates. In case the vote on the slates does not fulfill the diversity requirement in the composition of the Board (1:3), the appointment of the last of the persons elected from the majority slate who are of the more represented gender will be forfeited, and they will be replaced with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. In any case, should the slate mechanism fail, the Shareholders’ Meeting retains the right to appoint directors by a subsequent vote, applying the legal majorities, so that the so-called gender diversity requirement may in any event be ensured in the composition of the Board.

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

Impact of Shareholders’ Agreements on the Nomination of Telecom Italia Group’s Companies Boards

Effective June 17, 2015, the shareholder agreement in place between the shareholders of Telco S.p.A. was dissolved, as disclosed by public notices in accordance with the applicable regulations. As a result, there are no longer any shareholder agreements for Telecom Italia pursuant to Article 122 of Italian Legislative Decree 58/1998.

See “Item 7. Major Shareholders and Related-Party Transactions—Item 7.1.1. The Shareholders’ Agreements”.

Independent Directors

At least two members of the Board of Directors must satisfy the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors (but see above the independence quota to

Item 10. Additional Information	Corporate Governance

be met by candidates chosen from each single slate). Moreover, Article 3 of the Corporate Governance Principles incorporate by reference the independence criteria set out in the Borsa Italiana’s Corporate Governance Code.

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

The Board of Directors verifies the independence requirements at the first meeting after the appointment of the Board and subsequently once a year. On the basis of the declarations made by the interested parties and verified by the Board of Directors, at present 9, out of the 16 directors are considered independent, according to the criteria set forth by the Consolidated Law on Finance as well as the criteria set forth by Borsa Italiana Code: Lucia Calvosa, Davide Benello, Francesca Cornelli, Denise Kingsmill, Giorgina Gallo, Laura Cioli, Giorgio Valerio, Luca Marzotto and Felicitè Herzog. In addition, Jean Paul Fitoussi qualifies as independent pursuant to the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors. The Board of Auditors verified the correct application of the principles adopted by the Board to evaluate the independence of directors. See “Item 16G. Corporate Governance—16.1. Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices”.

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

The Chief Executive Officer has been assigned responsibility for the overall management of the Company and the Group (including responsibility for defining, proposing to the Board of Directors and then implementing and developing the strategic, industrial and financial plans) and all the organizational responsibilities to ensure the management and development of business.

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

There are no other Telecom Italia executive directors. As of April 8, 2016 Telecom Italia’s non-executive directors are: Lucia Calvosa, Davide Benello, Francesca Cornelli, Denise Kingsmill, Giorgina Gallo, Laura Cioli, Giorgio Valerio, Luca Marzotto, Tarak Ben Ammar and Jean Paul Fitoussi.

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

Item 10. Additional Information	Corporate Governance

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

Internal Committees

According to article 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. The Corporate Governance Principles provide for two Committees: the Nomination and Remuneration Committee and the Control and Risk Committee (formerly the Internal Control and Corporate Governance Committee).

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

•	opine on qualified transactions with related parties, according to the specific procedure; and

•	perform the additional tasks that may be assigned to it by the board of directors.

On June 26, 2014 the Board of Directors Specific approved a set of rules governing the activity of the Committee.

Item 10. Additional Information	Corporate Governance

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

•	submit to the Board of Directors candidates for director’s office in case of co-optation, should the replacement of independent directors be necessary.

In addition, according to the Company’s Corporate Governance Principles and Nomination and Remuneration Committee Regulations it shall also:

•	oversee the succession plan for Executive Directors, and monitor the updating of the company management replacement lists, prepared by the Executive Directors;

•	establish the procedure for the annual evaluation of the Board of Directors;

•	propose the criteria for allocating the total annual compensation established by the Shareholders’ Meeting for the whole Board of Directors; and

•	perform other duties assigned to it by the Board of Directors.

On June 26, 2014 the Board of Directors Specific approved a set of rules governing the activity of the Committee.

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

Item 10. Additional Information	Corporate Governance

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

g)	tests the reliability of the information systems, including the accounting system, as part of the audit plan; and

h)

reports on his or her work to the Director delegated for this purpose, the Control and risk Committee and, through the latter, to the Board of Directors, as well as the Board of Statutory Auditors. In particular, he or she reports on how risk is managed, as well as on compliance with established plans for risk containment, and expresses his or her assessment on the suitability of the internal control system for achieving an acceptable overall risk profile.

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

On the basis of such a process the Board of Directors defines the nature and level of risk (Risk Appetite) consistent with the strategic objectives of the Group within the framework of the industrial plan. The ERM model adopted makes it possible to identify and manage risks in a homogeneous way within the Group companies, emphasizing potential synergies between the players involved in the assessment of the internal control and risk management system. The ERM process is designed to identify potential events that may impact on business activity, to manage the risk within acceptable limits and to provide reasonable assurance of the achievement of the corporate objectives.

The Company’s internal control system is completed by the so-called 231 Organizational Model, which provides a model of organization and management adopted pursuant to Italian Legislative Decree No. 231/2001, and is

Item 10. Additional Information	Corporate Governance

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

During 2015, there were 42 meetings of the Board of Statutory Auditors (14 of which were held jointly with the Control and Risk Committee). In addition, its members participated in the meetings of the Board of Directors and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

Appointment

Telecom Italia’s Board of Auditors is composed of five regular auditors, and four alternate auditors. The Board of Auditors is appointed by the Shareholders’ Meeting through the slate system under the same procedure used for the election of the Board of Directors. Three regular auditors and two alternate auditor are drawn from the so called “majority slate” (that is the slate that obtained the simple majority of the votes cast by the shareholders), two regular auditors and two alternate auditors are taken from the other slates, so called “minority slates”.

All slates that present three or more candidates shall have a gender ratio of at least 1:3 among the candidates. In case the vote on the slates does not fulfill the diversity requirement in the composition of the Board, the appointment of the last of the persons elected from the majority slate who are of the more represented gender will be forfeited, and they will be replaced with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. In any case, should the slate mechanism fail, the Shareholders’ Meeting retains the right to appoint auditors by a subsequent vote, applying the legal majorities, so that the so-called gender diversity requirement may in any event be ensured in the composition of the Board.

Pursuant to applicable Italian law, the Chairman of the Board of Auditors is appointed by the shareholders’ meeting from among the auditors elected from a “minority slate”.

Item 10. Additional Information	Corporate Governance

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

Shareholders’ Meetings are called by the Company’s Board of Directors when required by law or the shareholders or deemed necessary.

Item 10. Additional Information	Corporate Governance

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

Item 10. Additional Information	Corporate Governance

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

The shareholders’ meetings shall be called when requested by shareholders representing at least 5% of a company’s share capital. In case the directors or in their place the statutory auditors don’t call the Shareholders Meeting, the Court orders with a decree the call of the Shareholders Meeting, after having heard the directors and statutory auditors, if the refusal is unjustified. Shareholders are not allowed to present requests on topics upon which the Shareholders Meeting resolves, pursuant to Italian law, on directors’ proposal or on a project basis only.

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

Item 10. Additional Information	Corporate Governance

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

With reference to the preparation of the financial statements for 2015, the procedures for the Preparation of the Telecom Italia 2015 annual report for Italian purposes and Telecom Italia 2015 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Control and Risk Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

Reporting and record-keeping requirements are contained in Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions and any other authorized intermediaries when the total amount of the value to be transferred is equal to or more than 1,000.00 euros. However, with respect to some types of cash payment, the threshold has been raised to 3,000.00 euros by the Budget Law for 2016 (Law n. 208 of December 28, 2015). The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to belief that there are irregularities in their performance, such transactions shall be reported in writing to the Italian Central Bank which shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian authorities. Non-compliance with the above may result, among others, in administrative fines or, criminal penalties if the transactions fall within a case ruled by the criminal code. Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents (i.e., individuals, non-commercial partnerships and non-commercial entities) which are resident of Italy for tax purposes and which in the course of the fiscal year hold (or are beneficial owners, as defined for anti-money laundering purposes, of) investments abroad or have financial activities abroad must, in certain circumstances, disclose such investments or financial activities regardless of the value of such assets (in contrast, for assets held up to December 31, 2012, the disclosure must be done only if such financial assets held abroad at the end of the fiscal year exceeded 10,000.00 euros). Particularly, non-corporate residents must report on their tax returns the level of the investments or financial activities held abroad during the tax period, regardless of the total value of the same. This requirement applies even if the taxpayer during the tax period has totally divested such assets. Moreover, compared with the past years, non-corporate residents are no longer (starting from the tax returns to be filed for fiscal year 2013), required to provide details in their income tax returns about transfers to, from, within and between foreign countries in connection with such assets during the fiscal year. No disclosure requirements exist for investments and financial activities under management or administration entrusted to Italian resident intermediaries and for contracts concluded through their intervention, provided that the cash flows and the income derived from such activities and contracts have been subject to Italian withholding or substitute tax by intermediaries themselves. No tax return is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply in respect of foreign investments, foreign assets or transfers within the EU. For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

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

On May 20, 2015, the Shareholders Meeting approved the following updates to the Bylaws:

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

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 8, 2016, the subscribed and fully paid-up capital stock was equal to euros 10,740,236,908.50 divided into 13,499,911,771 Ordinary Shares and 6,027,791,699 Savings Shares, all without par value.

The Extraordinary Shareholders’ Meeting of December 20, 2013, resolved to increase the share capital for cash, in tranches, with disapplication of the preferential subscription right pursuant to art. 2441, subsection 5 of the Italian Civil Code, for a total maximum amount, including any share premium, of 1.3 billion euros (in addition to the value of the interest on the Bonds issued by the subsidiary company Telecom Italia Finance S.A, cited herein, which may also be settled in shares for a maximum sum of 79,625,000 euros, as of December 31, 2015), to be carried out in one or more tranches by the issue of ordinary shares of the Company with regular dividend entitlement solely to enable the conversion of the bond issue called Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A. issued by the subsidiary company Telecom Italia Finance S.A., in compliance with the criteria determined by the related Regulations, it being understood that, should the capital increase referred to above not be fully subscribed on November 15, 2016, the share capital will be deemed to be increased by an amount equal to the subscriptions received.

For five years starting from April 16, 2014 the Directors may increase, for cash, the share capital to service the “2014-2016 Stock Option Plan”, as approved by the Company’s Shareholders’ Meeting of that date, in one or more tranches, for a maximum amount of 107,800,000 euros, by the issue of a maximum of 196,000,000 new ordinary shares without par value, with regular dividend entitlement, with disapplication of preferential subscription rights pursuant to art. 2441, subsection 8 and—as required—subsection 5, of the Italian Civil Code, reserved for part of the management of Telecom Italia S.p.A. and its subsidiaries, identified in due time by the Company’s Board of Directors. Upon exercising said mandate the Board of Directors shall set the issue price of the shares (including any premium) in accordance with the “2014-2016 Stock Option Plan”, and it shall also set suitable time limits for subscription of the newly issued shares, specifying that, if the increase resolved is not fully subscribed within that time limit, the capital will be increased by an amount equal to the subscriptions received up to such time.

The Extraordinary Shareholders’ Meeting of May 20, 2015 resolved to increase the share capital for cash for payment, in tranches, with exclusion of the preferential subscription right pursuant to art. 2441, subsection 5 of the Italian Civil Code, for a total maximum amount, including any share premium, of 2,000,000,000 euros (two billion), to service the conversion of the “€2,000,000,000 1.125 per cent. Equity-Linked bonds due 2022”, to be paid up in one or more tranches by the issue of ordinary shares of the Company with regular dividend entitlement, for a maximum amount of 2,000,000,000 euros (two billion), exclusively for the service of the aforementioned bonds issued by the Company, in accordance with the criteria determined by the related Regulations, without prejudice to the fact that the final terms for subscription of the newly issued shares are established as March 26, 2022 and that if, as of that date, the share capital increase has not been fully subscribed it will in any case be intended as increased by an amount equal to the subscriptions collected and as of that date, with the specific authorisation of the directors to issue the new shares as they are subscribed. No parts of shares will be issued or delivered and no cash payment or adjustment will be made in lieu of said parts.

In 2015, the share capital increased:

•

on April 20, 2015, as a result of the issue of 178,448 ordinary shares in implementation of the final stage of the “Long Term Incentive Plan 2010-2015” through the free assignment of bonus shares due to the beneficiaries of the Plan;

•	on August 4, 2015 with the issue of 17,007,927 ordinary shares following the bonus share capital increase to service the “2014 Employee Share Ownership Plan” and

•	on September 30, 2015 through the issue of 11,769,945 ordinary shares and 1,671,038 savings shares following the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.

Classes of shares

According to Italian law, Savings Shares may not be issued for an amount which, including other preferred shares, if any, exceeds one-half of the Company’s share capital.

Item 10. Additional Information	Description of Capital Stock

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

Form and Transfer

The Dematerialization Decree provides for the dematerialization of financial instruments publicly traded on regulated markets, including shares.

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

Item 10. Additional Information	Description of Capital Stock

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

•	by granting shareholders, in relation to the shares they hold, a put option to be exercised within a period established by the shareholders’ meeting authorizing the share purchase program.

Before entering into transactions aimed at the purchase of its own shares other than by means of a tender offer (which in Italy is governed by specific disclosure requirements), the Company must disclose to the public all the details of the share purchase program.

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

As of April 8, 2016, Telecom Italia owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. holds another 126,082,374 Ordinary Shares, for a total of 1.21% of capital with voting rights.

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

Limitations on Voting and Shareholdings

There are no limitations imposed by Italian law or by the Bylaws of Telecom Italia on the rights of non-residents of Italy or foreign persons to hold or vote the Ordinary Shares other than those limitations resulting from the special powers of the State, which apply equally to all owners of Ordinary Shares, Italian and foreign alike.

Article 20-bis of the Company’s bylaws (which was approved by the Shareholders’ Meeting on May 20, 2015 pursuant to a proposal by Telefónica, through Telco) reads:

Transitory clause

“In conformity with the prescriptions made by Agência Nacional de Telecomunicações “ANATEL” in its ruling dated December 22, 2014, as subsequently amended on March 12, 2015, the exercise of all the administrative

Item 10. Additional Information	Description of Capital Stock

rights (direitos políticos) of Telefónica S.A. in Telecom Italia and in its subsidiaries (including Tim Celular S.A. and Intelig Telecomunicações Ltda.) shall be understood to be suspended, particularly with regard to:

i. the designation of members of the Board of Directors, Board of Statutory Auditors and Executive Committee or any corporate body of such companies with equivalent powers;

ii. the exercising by Telefónica S.A. of its voting rights and veto rights in the shareholders’ meetings of Telecom Italia and said companies or in any corporate body thereof with equivalent powers;

iii. its participation (in order to calculate quorums for the purpose of constituting such meetings and for resolutions) in shareholders’ meetings or in any corporate body of Telecom Italia and said companies with equivalent powers.

The aforementioned restrictions shall prevail over the other provisions of the company Bylaws of Telecom Italia that are incompatible with them, in such a way that Telefónica S.A.is always precluded from participating, intervening or exercising a voting right or veto, or registering its presence (in order to calculate quorums for the purpose of constituting such meetings and for resolutions) in relation to any resolution adopted by Telecom Italia or said companies.

The content of this article 20-bis shall have efficacy for as long as Telefónica remains a shareholder of Telecom Italia, irrespective of the number of shares, or until the moment in which this control, object of the restriction identified in the ANATEL case (“Ato nº 454 22 January 2015), shall cease to have efficacy”.

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

10.6.1    ITALIAN TAXATION

The following is a summary of material Italian tax consequences of the ownership and disposition of Ordinary Shares, Savings Shares or ADSs as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Ordinary Shares, Savings Shares or ADSs. Therefore, this summary is provided for general information only and it is based upon Italian tax laws in effect as of the date of this document. Consequently, be aware that such laws may change in the course of the year. You should consult your own tax advisors as to matters of Italian tax law. For purposes of Italian law and the Italian - US Income Tax Convention which went into effect on January 1, 2010 (the “Treaty”), holders of ADSs which are evidenced by ADRs will be treated as holders of the underlying Ordinary Shares or Savings Shares, as the case may be.

Income Tax

As a general principle, non-resident taxpayers are liable for Italian income tax with respect to income which is treated as arising in Italy, unless such income is subject to a final withholding tax deducted by the payer of the income.

Payments of dividends, either to holders of Ordinary Shares and applicable ADSs or to holders of Savings Shares and applicable ADSs, who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a final withholding tax at a rate of 26 percent (the rate was increased from 20 to 26 percent by Law Decree No. 66 of April 24, 2014, converted with amendments into Law No. 89 of June 23, 2014 and applies on dividends paid from July 1, 2014 onwards, even in case the relevant distribution resolution was adopted before the above mentioned date). The obligation to withhold such tax is imposed on the resident company/intermediary paying the dividends.

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

Non-resident holders of Ordinary Shares and applicable ADSs have the right to recover within 48 months from the date of payment of the Italian substitute income tax, up to eleven- twenty-sixth (11/26) of such 26 percent substitute tax on their dividend income, upon providing adequate evidence (by documentation issued by the tax authorities of their country of residence) that they have paid a corresponding final income tax in such home country on the same dividend income.

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

The withholding agent (i.e., the authorized intermediary/Depositary) may apply the Treaty, rate directly if the recipient, as the beneficial owner of Telecom Italia Shares or ADSs provides, before the dividend is paid (in accordance with the relevant instructions about timing and modalities generally provided for by the Depositary), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following documentation:

(i)

a residency certificate that must be validated by the tax authorities in the holder’s country of residence. In the case of a U.S. holder, a certification (Form 6166) issued by the U.S. Internal Revenue Service that states that the beneficial owner is a U.S. resident for tax purposes. The certification is valid until March 31 of the year following the submission; and

(ii)

a declaration by the recipient containing all the data identifying such person as the beneficial owner and establishing the existence of all the conditions necessary for the application of the Treaty, including a statement that it does not have a permanent establishment in Italy to which the dividend payment is attributable.

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

If the holder of Telecom Italia Shares or ADSs does not provide the relevant documentation in order to obtain the reduced rate provided by the Treaty at the time the dividend is paid, the holder must pay the substitute income tax at the rate set forth by Italian domestic law. In this case, the recipient can apply for a refund equal to the difference between the Italian domestic rate and the Treaty rate directly from the Italian tax authorities by filing the relevant documentation within 48 months from the date of payment. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities.

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

A “qualified shareholding” consists of securities (except for Savings Shares and applicable ADSs) that: (i) entitle the holder to exercise more than 2 percent of the voting rights of a company with shares listed on a stock exchange (Telecom Italia is such a company) in the ordinary meeting of the shareholders; or (ii) represent more than 5 percent of the share capital of a company with shares listed on a stock exchange (Telecom Italia is such a company). A “non-qualified shareholding” is any shareholding that does not meet the above mentioned requirements to be qualified as a “qualified shareholding”.

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

For non-residents, Italian Inheritance and Gift tax applied only with respect to assets and rights existing in the Italian territory. Shares in companies that have their registered office, the seat of the administration or the main object in Italy are considered as existing in the Italian territory.

No gift tax convention is currently in place between Italy and the United States.

Registration Tax

Transfer of shares, bonds and similar securities based on contracts executed in Italy are subject to registration tax as follows: (i) public deeds and notarized deeds are subject to a lump-sum registration tax of 200 euros at the time of the execution; (ii) private deeds are subject to registration tax, at the same lump-sum, only in case of use or voluntary registration. This tax is also payable where a contract executed abroad or with different formalities is presented to an Italian registration office or an Italian court.

Item 10. Additional Information	Taxation

Stamp taxes and duties

Stamp duties (“imposta di bollo”) are levied on certain documents, contracts and registers (e.g., bank checks, statements of accounts, bills, written contracts, judicial acts, accountancy books), as regulated by DPR 642/1972. The tax is usually a nominal lump sum and, in exceptional cases, it may be levied as a percentage of the value mentioned in the document.

Any report to clients by an Italian resident intermediary with reference to financial instruments and products (including those held abroad through an Italian resident intermediary) is subject to an annual stamp duty of 0.2 percent (0.15 percent in 2013). The rate is applied on the market value or—where no market value is available—on the nominal value or the redemption amount of any financial product or financial instruments (including the Telecom Italia shares or ADSs). The provision setting a minimum threshold of 34.20 euros was abolished on December 31, 2013. For taxpayers other than individuals, this stamp duty is capped at 14,000 euros (in 2013, the cap was 4,500 euros).

It is assumed that intermediaries send periodic communications to clients at least once a year, even if the Italian intermediary is not required to prepare and send such communications. In this case, stamp duties must be applied at December 31 of each year and, in any case, at the expiration of the relationship between intermediary and client.

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

a)

transfers of ownership of shares and certain participating financial instruments which have been issued by companies that have their registered office in Italy, regardless of the place of residence of the parties involved and of the place where the contract has been executed; and

b)	transfers of ownership of securities (such as ADSs) representing equity investments referred to in point a) above, irrespective of the country of residence of the issuer of these securities.

Therefore, the relevant tax criterion for applying FTT is the place of residence (i.e., the place of the registered office) of the issuer of the shares and of the participating financial instruments. In contrast, the place of the execution of the relevant transfers and the residence of the contractual parties involved is not relevant in defining taxed transactions. Accordingly, transfers performed outside Italian territory through foreign intermediaries, are also subject to tax in Italy, to the extent they refer to shares, or participating financial instruments issued by companies registered in Italy (or securities representing such equity investments). So, with reference to the transfer of ADSs, the place of residence of the Depositary is not relevant. Instead the country of residence of Telecom Italia, as issuer of the shares, is relevant.

The taxable base is the net daily balance of the transactions calculated on the same security and executed by the same persons, or the consideration paid.

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

Item 10. Additional Information	Taxation

either (i) applied by the financial intermediary (e.g. banks, trusts, investment companies) or the notary directly involved in the execution of the transfer, if any, or (ii) paid directly by the transferee, by the 16th day of the month following the execution of the respective transaction. Where more than one intermediary are involved in the execution of the transfer, the tax must be applied by the intermediary who receives the order to execute the transaction directly from the transferee.

Non-Italian intermediaries and other non-resident persons involved in the transaction must comply with the obligations deriving from the application of such tax through their Italian permanent establishment, if any; in absence of a permanent establishment in Italy, non-residents may appoint a tax representative in order to comply with all the relevant tax obligations. In cases other than the above (i.e., where an intermediary is not interposed in a taxable transaction), the obligations, including the payment of the tax, must be fulfilled directly by the non-resident transferee.

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of the voting stock of Telecom Italia;

•	persons who acquired Telecom Italia Shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding Telecom Italia Shares in connection with a trade or business conducted outside of the United States.

Item 10. Additional Information	Taxation

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

Item 10. Additional Information	Taxation

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

Passive Foreign Investment Company Rules

Telecom Italia believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2015, or in previous years. However, since PFIC status depends upon the composition of Telecom Italia’s income and assets and the market value of Telecom Italia’s assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that Telecom Italia will not be a PFIC for any taxable year. If Telecom Italia were a PFIC for any taxable year during which a U.S. Holder held Telecom Italia Shares or ADSs, certain adverse tax consequences could apply to the U.S. Holder.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

We are subject to the informational requirements of the Italian securities commission and the Italian stock exchange, and we file reports and other information relating to our business, financial condition and other matters with the Italian securities commission, the Italian stock exchange and with the regulated storage system 1Info. You may read such reports, statements and other information, including the annual, semi-annual and quarterly financial statements, at the website www.1Info.it. Some of our Italian securities commission filings are also available at the website maintained by the Italian securities commission at the website www.consob.it.

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

Item 12. Description Of Securities Other Than Equity Securities

Direct and indirect payments made by JP Morgan Chase Bank to Telecom Italia in relation to the Company’s ADR program

JP Morgan Chase Bank, as Depositary, has agreed to reimburse the Company for reasonable expenses incurred related to the Company’s ADR Program including legal fees, investor relations servicing, investor relations presentations, broker reimbursements, ADR related advertising and public relations, accountant’s fees and other bona fide third party expenses.

In 2015 the Depositary reimbursed the Company in the amount of US$710,000, all of which was used to cover audit fees incurred in connection with the Audit of the Consolidated Financial Statements included in the 2013 and 2014 Form 20-F.

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

Item 15.    CONTROLS AND PROCEDURES

15.1.    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Chief Executive Officer and of the Head of Administration, Finance and Control, according to the Company’s 404 Process guidelines (revised also to meet the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2015. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and the Company’s Head of Administration, Finance and Control concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013).

Based on management’s assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers S.p.A., the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2015. Their attestation report on internal control over financial reporting is included herein.

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors in office as of April 8, 2016 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6 Directors, Senior Management and Employees—6.3 Board of Auditors”.

Item 16B. CODE OF ETHICS AND CONDUCT

On March 23, 2004, Telecom Italia adopted its Code of Ethics and Conduct which applies—among the others - to the Chief Executive Officer and the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy; the suppliers of the Company are required to accept and apply it, too. The Code of Ethics and Conduct has subsequently been amended from time to time by the Board of Directors, which acted on the basis of opinions by the Control and Risk Committee and the Board of Statutory Auditors, in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices. The Code of Ethics and Conduct in force is available on Telecom Italia’s website at www.telecomitalia.com. See also under “Item 16G. Corporate Governance—16.1.1 Differences in Telecom Italia’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “Item 10 Additional Information—10.1 Corporate Governance”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended December 31, 2015, PricewaterhouseCoopers S.p.A. is serving as Telecom Italia’s independent auditor.

“PricewaterhouseCoopers” means PricewaterhouseCoopers S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the PricewaterhouseCoopers network.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2015 and in 2014.

	Fiscal year ended December 31,
Type of Fees	2015	2014
	(thousands of euros)
Audit Fees(1)	11,737	8,938
Audit-related Fees(2)	145	237
Tax Fees(3)	131	95

Total(*)	12,013	9,270

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

(*)

Total aggregate fees for professional services and other services rendered by PricewaterhouseCoopers don’t include 1.1 million euros (0.9 million euros in 2014) incurred by the TIM Brasil group for the review by the PricewaterhouseCoopers Network of the service quality imposed by the Brazilian Authority ANATEL.

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

Item 16C. Principal Accountant Fees And Services

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

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2015, to December 31, 2015, no purchases of Ordinary Shares or Savings Shares were made by or on behalf of Telecom Italia or any affiliated company.

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

Article 147-ter of the Italian Consolidated Law on Finance requires boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. Telecom Italia’s Corporate Governance Principles incorporate by reference the same independence criteria set forth by the Borsa Italiana Code. Presently 9 out 16 members of the Telecom Italia Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet at least once a year without management present.

Telecom Italia’s Corporate Governance Principles establish the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2015 a total of 7 such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. As of April 8, 2016 the position is held by Giorgio Valerio. For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Executive Directors and Activities of the Board”.

Board of Directors’ Internal Committees.    According to NYSE listing standards, US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee, a Compensation Committee and an Audit Committee. Also according to Borsa Italiana’s Corporate Governance Code, the Board of Directors shall establish among its members a Nominating Committee (made up, for the majority, of independent directors) a Remuneration Committee (made up of independent directors or of non-executive directors, the majority of which are to be independent) and a Control and Risk Committee (made up of independent directors or non-executive directors, the majority of which are to be independent).

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

Telecom Italia has a Nomination and Remuneration Committee, made up of non-executive directors only, a majority of whom are independent (one of them chosen from a minority slate). Pursuant to the Company’s Corporate Governance Principles, the Remuneration Committee shall, among other things:

(1)	oversee the succession plan for Executive Directors, and monitor the updating of the company management replacement lists, prepared by the Executive directors;

(2)	establish the procedure for the annual evaluation of the Board of Directors;

(3)	propose the criteria for allocating the total annual compensation established by the Shareholders’ Meeting for the whole Board of Directors;

(4)	perform other duties assigned to it by the Board of Directors;

(5)	express opinions to the Board of Directors regarding its size and composition and express recommendations with regard to the professional skills necessary within the Board;

(6)	submit the Board of Directors candidates for directors offices in case of cooptation, should the replacement of independent directors be necessary;

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

A Rule 303A written affirmation to this end was submitted to the NYSE on May 22, 2015. For further details, see also “10.1 Corporate Governance—General—Board of Directors” and “—10.1 Corporate Governance—General—Board of Auditors”.

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

In accordance with NYSE listing rules applicable to foreign private issuers, Telecom Italia submitted its foreign private issuer annual written affirmation on May 22, 2015.

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

(a) 2014-2016 Stock Option Plan. (5)

7.1 Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS.

8.1 List of Subsidiaries.(6)

12(a) Certification by the Chief Executive Officer of Telecom Italia S.p.A.

12(b) Certification by the Head of Administration, Finance and Control of Telecom Italia S.p.A.

Item 19. Financial Statements and Exhibits

13.1 Section 906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on April 15, 2015 (File No. 001-13882).

(6)	Please see “Note—List of Companies of the Telecom Italia Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A

By:	/S/ FLAVIO CATTANEO
Name:	Flavio Cattaneo
Title:	Chief Executive Officer

Dated April 14, 2016

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telecom Italia SpA

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Italia SpA and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing on Item 15.2 of the 2015 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers SpA

Milan, Italy

April 14, 2016

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2015 AND 2014—ASSETS

	Note	As of December 31, 2015	As of December 31, 2014
		(millions of euros)
NON-CURRENT ASSETS
Intangible assets
Goodwill	5	29,383	29,943
Intangible assets with a finite useful life	6	6,480	6,827

		35,863	36,770

Tangible assets	7
Property, plant and equipment owned		12,659	12,544
Assets held under finance leases		2,208	843

		14,867	13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	8	41	36
Other investments	8	45	43
Non-current financial assets	9	2,989	2,445
Miscellaneous receivables and other non-current assets	10	1,744	1,571
Deferred tax assets	11	853	1,118

		5,672	5,213

TOTAL NON-CURRENT ASSETS (A)		56,402	55,370

CURRENT ASSETS
Inventories	12	254	313
Trade and miscellaneous receivables and other current assets	13	5,110	5,615
Current income tax receivables	11	163	101
Current financial assets	9
Securities other than investments, financial receivables and other current financial assets		1,840	1,611
Cash and cash equivalents		3,559	4,812

		5,399	6,423

Current assets sub-total		10,926	12,452

Discontinued operations /Non-current assets held for sale	14
of a financial nature		227	165
of a non-financial nature		3,677	3,564

		3,904	3,729

TOTAL CURRENT ASSETS (B)		14,830	16,181

TOTAL ASSETS (A+B)		71,232	71,551

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2015

AND 2014—EQUITY AND LIABILITIES

	Note	As of December 31, 2015	As of December 31, 2014
		(millions of euros)
EQUITY	15
Share capital issued		10,740	10,723
Less: treasury shares		(90)	(89)

Share capital		10,650	10,634
Additional paid-in capital		1,731	1,725
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		5,229	5,786

Equity attributable to owners of the Parent		17,610	18,145
Non-controlling interests		3,723	3,554

TOTAL EQUITY (A)		21,333	21,699

NON-CURRENT LIABILITIES
Non-current financial liabilities	16	30,518	32,325
Employee benefits	20	1,420	1,056
Deferred tax liabilities	11	323	438
Provisions	21	551	720
Miscellaneous payables and other non-current liabilities	22	1,110	697

TOTAL NON-CURRENT LIABILITIES (B)		33,922	35,236

CURRENT LIABILITIES
Current financial liabilities	16	6,224	4,686
Trade and miscellaneous payables and other current liabilities	23	7,762	8,376
Current income tax payables	11	110	36

Current liabilities sub-total		14,096	13,098

Liabilities directly associated with Discontinued operations/Non-current assets held for sale	14
of a financial nature		348	43
of a non-financial nature		1,533	1,475

		1,881	1,518

TOTAL CURRENT LIABILITIES (C)		15,977	14,616

TOTAL LIABILITIES (D=B+C)		49,899	49,852

TOTAL EQUITY AND LIABILITIES (A+D)		71,232	71,551

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

		Year ended December 31,
	Note	2015	2014	2013
		(millions of euros)
Revenues	25	19,718	21,573	23,407
Other income	26	287	401	324

Total operating revenues and other income		20,005	21,974	23,731

Acquisition of goods and services	27	(8,533)	(9,430)	(10,377)
Employee benefits expenses	28	(3,589)	(3,119)	(3,087)
Other operating expenses	29	(1,491)	(1,175)	(1,318)
Change in inventories		(44)	(52)	48
Internally generated assets	30	656	588	543
Depreciation and amortization	31	(4,135)	(4,284)	(4,553)
Gains (losses) on disposals of non-current assets	32	336	29	(82)
Impairment reversals (losses) on non-current assets	33	(244)	(1)	(2,187)

Operating profit (loss)		2,961	4,530	2,718

Share of profits (losses) of associates and joint ventures accounted for using the equity method	8	1	(5)	—
Other income (expenses) from investments	34	10	16	(3)
Finance income	35	2,756	2,400	2,003
Finance expenses	35	(5,281)	(4,594)	(4,186)

Profit (loss) before tax from continuing operations		447	2,347	532
Income tax expense	11	(401)	(928)	(1,111)

Profit (loss) from continuing operations		46	1,419	(579)
Profit (loss) from Discontinued operations/Non-current assets held for sale	14	611	541	341

Profit (loss) for the year	36	657	1,960	(238)
Attributable to:
Owners of the Parent		(72)	1,350	(674)
Non-controlling interests		729	610	436

		Year ended December 31,
		2015	2014	2013
		(Euros)
Basic and Diluted Earnings Per Share (EPS)(*)	37
Ordinary Share		0.00	0.06	(0.03)
Savings Share		0.00	0.07	(0.03)
Of which:
From continuing operations attributable to Owners of the Parent
Ordinary Share		(0.01)	0.06	(0.04)
Savings Share		(0.01)	0.07	(0.04)

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013 (see Note 15)

		Year ended December 31,
		2015	2014	2013
		(millions of euros)
Profit (loss) for the year	(A)	657	1,960	(238)

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		16	(209)	(29)
Income tax effect		(7)	53	7

	(B)	9	(156)	(22)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—	—
Income tax effect		—	—	—

	(C)	—	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	D=(B+C)	9	(156)	(22)

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		(4)	74	3
Loss (profit) transferred to Separate Consolidated Income Statement		(57)	(23)	(11)
Income tax effect		18	(15)	4

	(E)	(43)	36	(4)

Hedging instruments:
Profit (loss) from fair value adjustments		1,536	767	(563)
Loss (profit) transferred to Separate Consolidated Income Statement		(983)	(871)	314
Income tax effect		(165)	28	71

	(F)	388	(76)	(178)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(2,155)	(225)	(1,747)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		(1)	—	—
Income tax effect		—	—	—

	(G)	(2,156)	(225)	(1,747)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—	1
Loss (profit) transferred to Separate Consolidated Income Statement		—	—	—
Income tax effect		—	—	—

	(H)	—	—	1

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(I=E+F+G+H)	(1,811)	(265)	(1,928)

Total other components of the Consolidated Statement of Comprehensive Income	(K=D+I)	(1,802)	(421)	(1,950)

Total comprehensive income (loss) for the year	(A+K)	(1,145)	1,539	(2,188)
Attributable to:
Owners of the Parent		(827)	1,123	(1,758)
Non-controlling interests		(318)	416	(430)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

•	CHANGES IN EQUITY IN 2013 (see Note 15)

	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2012	10,604	1,704	43	(383)	504	154	(1)	6,753	19,378	3,634	23,012

Changes in equity in the year ended December 31, 2013:
Dividends approved								(452)	(452)	(183)	(635)
Total comprehensive income (loss) for the year			(4)	(178)	(881)	(22)	1	(674)	(1,758)	(430)	(2,188)
Effect of equity transactions of TI Media								(25)	(25)	25	—
Effect of equity transactions of Sofora—Telecom Argentina group								(67)	(67)	71	4
Grant of equity instruments								1	1		1
Other changes								(16)	(16)	8	(8)

Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	—	5,520	17,061	3,125	20,186

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2014 (See Note 15)

	Share capital	Additinal paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	—	5,520	17,061	3,125	20,186

Changes in equity in the year ended December 31, 2014
Dividends approved								(166)	(166)	(177)	(343)
Total comprehensive income (loss) for the year			36	(76)	(31)	(156)	—	1,350	1,123	416	1,539
Effect of acquisition of Rete A								—	—	40	40
Effect of equity transactions of Sofora—Telecom Argentina group					58			10	68	92	160
Grant of equity instruments	30	21						13	64	—	64
Other changes						(72)		67	(5)	58	53

Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2015 (see Note 15)

	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699

Changes in equity in the year ended December 31, 2015
Dividends approved								(166)	(166)	(125)	(291)
Total comprehensive income (loss) for the year			(43)	388	(1,109)	9	—	(72)	(827)	(318)	(1,145)
INWIT – effect of sale of the non-controlling interest								279	279	560	839
Merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.	7	6						(39)	(26)	17	(9)
Convertible Bond issue maturing 2022 – Equity component								186	186		186
Grant of equity instruments	9							1	10		10
Other changes								9	9	35	44

Balance at December 31, 2015	10,650	1,731	32	(249)	(1,459)	(87)	—	6,992	17,610	3,723	21,333

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

		Year ended December 31,
	Note	2015	2014	2013
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) from continuing operations		46	1,419	(579)
Adjustments for:
Depreciation and amortization		4,135	4,284	4,553
Impairment losses (reversals) on non-current assets (including investments)		253	13	2,197
Net change in deferred tax assets and liabilities		(45)	187	347
Losses (gains) realized on disposals of non-current assets (including investments)		(343)	(29)	82
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(1)	5	—
Change in provisions for employee benefits		389	(59)	(49)
Change in inventories		56	55	(23)
Change in trade receivables and net amounts due from customers on construction contracts		410	(125)	1,074
Change in trade payables		(483)	(325)	(489)
Net change in current income tax receivables/payables		4	355	(104)
Net change in miscellaneous receivables/payables and other assets/liabilities		649	(583)	(268)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		5,070	5,197	6,741

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	6	(1,959)	(2,422)	(1,895)
Purchase of tangible assets	7	(4,761)	(2,562)	(2,505)

Total purchase of intangible and tangible assets on an accrual basis		(6,720)	(4,984)	(4,400)
Change in amounts due for purchases of intangible and tangible assets		1,294	325	9

Total purchase of intangible and tangible assets on a cash basis		(5,426)	(4,659)	(4,391)
Acquisition of control of companies or other businesses, net of cash acquired		(5)	(9)	(8)
Acquisitions/disposals of other investments		(36)	(2)	—
Change in financial receivables and other financial assets		(635)	(1,118)	604
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		—	—	(104)
Proceeds from sale/repayments of intangible, tangible and other non-current assets		717	78	88

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(5,385)	(5,710)	(3,811)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		408	1,305	(1,785)
Proceeds from non-current financial liabilities (including current portion)		5,054	4,377	4,153
Repayments of non-current financial liabilities (including current portion)		(7,191)	(5,877)	(5,551)
Share capital proceeds/reimbursements (including subsidiaries)		186	14	9
Dividends paid		(204)	(252)	(537)
Changes in ownership interests in consolidated subsidiaries		845	160	79

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(902)	(273)	(3,632)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	14	(19)	(499)	127

AGGREGATE CASH FLOWS (E=A+B+C+D)		(1,236)	(1,285)	(575)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		4,910	6,296	7,397
Net foreign exchange differences on net cash and cash equivalents (G)		(458)	(101)	(526)

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		3,216	4,910	6,296

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(363)	(427)	(863)

Interest expense paid	(5,145)	(4,985)	(4,456)

Interest income received	3,632	3,301	2,729

Dividends received	3	5	2

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents—from continuing operations	4,812	5,744	6,947
Bank overdrafts repayable on demand—from continuing operations	(19)	(64)	(39)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	117	616	489
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	4,910	6,296	7,397

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
Cash and cash equivalents—from continuing operations	3,559	4,812	5,744
Bank overdrafts repayable on demand—from continuing operations	(441)	(19)	(64)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	98	117	616
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	3,216	4,910	6,296

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The Telecom Italia Group consolidated financial statements for the year ended December 31, 2015 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

In 2015, the Group has applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2015 and described below.

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

Publication of the Telecom Italia Group consolidated financial statements for the year ended December 31, 2015 was approved by resolution of the Board of Directors’ meeting held on March 17, 2016.

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

Furthermore, according to IAS 1 (paragraphs 97 and 98), certain expense and income items that are material in terms of nature and amount are separately disclosed in the notes to the separate consolidated income statement. Specifically, such items include: income/expenses arising from the disposal of property, plant and equipment, business segments and investments; expenses resulting from corporate restructuring, reorganizations and other corporate transactions (mergers, spin-offs, etc.); expenses resulting from regulatory disputes and penalties and associated liabilities; other provisions for risks and charges and related reversals; and impairment losses on goodwill and/or other tangible and intangible assets.

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

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location of the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments. Furthermore, please note that, since the fourth quarter of 2013, the Sofora—Telecom Argentina group is listed under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”. The operating segments of the Telecom Italia Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of Olivetti (products and services for Information Technology), the operations of INWIT S.p.A. (a company operating in the electronic communications infrastructure business) and the units supporting the Domestic sector;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Media: through Persidera S.p.A. Telecom Italia manages digital multiplexes and supplies ancillary, as well as the provision of accessory services and digital signal broadcasting platforms to third parties;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

NOTE 2—ACCOUNTING POLICIES

Going concern

The consolidated financial statements for the year ended December 31, 2015 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, consideration has been given to the following factors:

•	the main risks and uncertainties (that are for the most part of external in nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	macroeconomic changes in the Italian, European and South American markets (particularly the Brazilian market), as well as the volatility of financial markets in the Eurozone generally;

•	variations in business conditions and fluctuations in the competitive environment;

•	changes to laws and regulations (price and rate variations, or decisions that may affect the technological choices);

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in credit rating by rating agencies);

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

Management believes that, at this time, such factors do not raise substantial doubts as to the Group’s ability to continue as a going concern.

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

Assets and liabilities of foreign consolidated subsidiaries which are denominated in currencies other than euro are converted at the exchange rates prevailing at the statement of financial position date (the current method); income and expenses are converted at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the entire disposal of the investment or upon loss of control of the foreign subsidiary. Upon partial disposal, without losing control, the proportionate share of the cumulative amount of exchange differences related to the disposed interest is recognized in non-controlling interests.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The cash flows of foreign consolidated subsidiaries denominated in currencies other than Euro included in the consolidated statement of cash flows are converted into Euro at the average exchange rates for the year.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are converted using the year-end exchange rate.

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

Under IFRS 10, the parent company in case of loss of control of a subsidiary:

•	derecognizes:

•	the assets (including any goodwill) and liabilities;

•	the carrying amount of any non-controlling interests;

•	recognizes:

•	the fair value of the consideration received, if any, from the transaction;

•	any investment retained in the former subsidiary at its fair value at the date when control is lost;

•	any gain or loss, resulting from the transaction, in the separate consolidated income statement;

•	the reclassification to the separate consolidated income statement, of the amounts previously recognized in other comprehensive income in relation to the subsidiary.

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

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognised in the investor’s income statement. Dividends received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investee’s other comprehensive income (i.e. those arising from foreign exchange conversion differences). The investor’s share of those changes is recognised in the investor’s other comprehensive income.

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

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

Capitalized development costs are amortized systematically over the estimated product or service life so that the amortization method reflects the way in which the asset’s future economic benefits are expected to be consumed by the entity.

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

For a small portion of mobile offerings, the Group capitalizes directly attributable subscriber acquisition costs (currently mainly represented by commissions for the sales network) when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time;

•	it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the services contractually provided, or, where the customer withdraws from the contract in advance, through the collection of a penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 24 and 30 months).

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

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized at its present value as a provision in the statement of financial position. These capitalized costs are depreciated and charged to the separate consolidated income statement over the useful life of the related tangible assets.

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

When a lease includes both land and buildings, an entity assesses the classification of each element as a finance or an operating lease separately.

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

The value in use of cash-generating units denominated in foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is converted to euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

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

Inventories

Inventories are measured at the lower of purchase and/or production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

Non-current assets held for sale/Discontinued operations

Non-current assets (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately in the consolidated statement of financial position from other assets and liabilities. The corresponding statement of financial position amounts for the previous year are not reclassified in the consolidated statement of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such. An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

•	represents a major line of business or geographical area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The results arising from Discontinued Operations—whether disposed of or classified as held for sale – are shown separately in the separate consolidated income statement, net of tax effects. The corresponding values for the previous years, where present, are reclassified and reported separately in the separate consolidated income statement, net of tax effects, for comparative purposes.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ratio of total share capital and the number of issued shares, while the excess cost of acquisition over the accounting par value is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit (loss) for the year”.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted at the foreign exchange rate prevailing at the statement of financial position date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the separate consolidated income statement.

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

Revenues from the activation of telephone services (and related costs) are deferred over the expected duration of the relationship with the customer (in Italy, generally 8 years for retail customers and 3 years for wholesale customers). In particular, costs from the activation of telephone services are deferred taking also into account the reasonable expectations of cash flows arising from these services.

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

A small portion of the bundled mobile offerings involve contracts with a minimum contractual period between 24 and 30 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	Revenues on construction contracts

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

Income Taxes (current and deferred)

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

Deferred tax liabilities / assets are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for non-tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item/area	Accounting estimates

Impairment of goodwill	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation. The key assumptions used to determine the recoverable amount for the different cash generating units, including a sensitivity analysis, are detailed in the Note “Goodwill”.

Impairment of tangible and intangible assets with a finite useful life

At every closing date, the Group assesses whether there are any indications of impairment of tangible and intangible assets with a finite useful life. Both internal and external sources of information are used for this purpose.

The identification of impairment indicators, the estimation of future cash flows and the determination of the fair value of each asset require management to make significant judgments including the applicable discount rate, useful life and residual value. These estimates can have a material impact on fair value and the amount of any write-downs.

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

Revenues

Revenue recognition is influenced by:

•       the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs);

•       the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues.

Income taxes (current and deferred)	Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined both using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc., or on the basis of either prices in regulated markets or quoted prices provided by financial counterparts. For further details please see also Note “Supplementary disclosures on financial instruments”.

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

New Standards and Interpretations issued by IASB and in force from January 1, 2015

In accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force starting from January 1, 2015 are indicated and briefly described below.

•	Annual Improvements to IFRSs 2010–2012 Cycle

In particular, with reference to these amendments please note as follows:

•	IFRS 2—Share-based payments (Definition of vesting condition): the amendment clarifies the meaning of “vesting conditions” by separately defining “performance conditions” and “service conditions”;

•	IFRS 3—Business combinations (Accounting Recognition of “contingent consideration” in a business combination): the amendment clarifies how any “contingent consideration” agreed within a business combination must be classified and measured;

•	IFRS 8—Operating segments (Aggregation of operating segments and reconciliation of the total of the reportable segments’ assets to the entity’s assets): the amendment introduces an additional financial statement disclosure. Specifically, a brief description must be provided on how the segments have been aggregated and the economic indicators assessed in determining that the aggregated operating segments share similar economic characteristics;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	IAS 24—Related party disclosures (key management personnel services): the amendment clarifies that any company (or any member of a group such company belongs to) that provides key management personnel services to the reporting entity or its parent is also a related party. The costs incurred for these services require separate disclosure.

The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2015.

•	Annual Improvements to IFRSs 2011–2013 Cycle

In particular, with reference to these amendments please note as follows:

•	“Amendment to IFRS 3 — Business combinations”: the amendment clarifies that in the context of financial statements of a joint arrangement (IFRS 11), IFRS 3 does not apply to the recognition of the formation of every type of joint arrangement;

•	“Amendment to IFRS 13—Fair value measurement”: the amendment clarifies that the exception from the principle of measuring assets and liabilities based on net portfolio exposure also applies to all contracts that come under the scope of IAS 39 even if they do not meet the requirements established by IAS 32 for classification as financial assets/liabilities;

•	“Amendment to IAS 40—Investment property”.

The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2015.

•	Amendments to IAS 19: Defined Benefit Plans—Employee Contributions

These amendments are aimed at clarifying the accounting for employee contributions under a defined benefit plan.

The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2015.

New Standards and Interpretations issued by IASB not yet in force

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, Amendments and IFRIC interpretations had been published, but their application was not yet mandatory:

IASB/IFRIC documents	Mandatory application: annual periods beginning on or after
IFRS 14 (Regulatory Deferral Accounts)	January 1, 2016
Amendments to IFRS 11 (Accounting for Acquisitions of Interests in Joint Operations)	January 1, 2016
Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 1: Disclosure Initiative	January 1, 2016
Annual Improvements to IFRSs 2012–2014 Cycle	January 1, 2016
Amendments to IAS 12 (Income taxes—Recognition of deferred tax assets for unrealized losses)	January 1, 2017
IFRS 9 (Financial Instruments)	January 1, 2018
IFRS 15 (Revenue from Contracts with Customers), including amendments to IFRS 15	January 1, 2018
IFRS 16 (Leases)	January 1, 2019

Amendments to IFRS 10 (Consolidated Financial Statements) and IAS 28 (Investments in Associates and Joint Ventures)—Sale or contribution of assets between an investor and its associate or joint venture

Effective date indefinitely deferred
Amendments to IAS 7 (Statement of Cash Flows): Disclosure Initiative	January 1, 2017

The impacts, if any, arising from their application on the consolidated financial statements are currently being assessed.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 3—SCOPE OF CONSOLIDATION

Investments in consolidated subsidiaries

Composition of the Group

Telecom Italia holds a majority of the voting rights in all the subsidiaries included in the scope of consolidation.

A complete list of consolidated subsidiaries is provided in the Note “List of companies of Telecom Italia Group”.

Scope of consolidation

The changes in the scope of consolidation at December 31, 2015 compared to December 31, 2014 are listed below.

These changes did not have any significant impacts on the Consolidated Financial Statements of the Telecom Italia Group at December 31, 2015.

Scope of consolidation: subsidiaries entering/exiting/merged into the scope of consolidation:

Company		Business Unit	Month
Entry:
INWIT S.p.A.	New company	Domestic	January 2015
ALFABOOK S.r.l.	New acquisition	Domestic	July 2015
TIM Caring S.r.l.	New company	Domestic	July 2015
TIM Real Estate S.r.l.	New company	Domestic	November 2015
Exit:
Olivetti Engineering S.A.	Liquidated	Domestic	March 2015
Olivetti France S.A.S.	Liquidated	Domestic	May 2015
Olivetti I-Jet S.p.A.	Liquidated	Domestic	June 2015
Telecom Italia Sparkle Hungary K.F.T.	Liquidated	Domestic	June 2015
Merger:
Telecom Italia Media S.p.A.	Merged into Telecom Italia S.p.A.	Media	September 2015

The breakdown by number of Telecom Italia Group subsidiaries, associates and joint ventures at December 31, 2015, and December 31, 2014 is as follows:

	As of December 31, 2015
Companies	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line (*)	26	58	84
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	18	—	18

Total companies	45	58	103

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

	As of December 31, 2014
Companies	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line (*)	24	61	85
joint ventures accounted for using the equity method	—	—	—
associates accounted for using the equity method	16	—	16

Total companies	40	61	101

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Further details are provided in the Note "List of companies of the Telecom Italia Group".

Subsidiaries with significant non-controlling interests

At December 31, 2015, Telecom Italia Group held equity investments in subsidiaries with significant non-controlling interests in Sofora-Telecom Argentina group and TIM Brasil group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For information on Sofora-Telecom Argentina group, see the disclosures provided in the Note “Discontinued operations/Non-current assets held for sale”.

As concerns TIM Brasil group, the figures provided below, stated gross of the elimination of intragroup accounts, have been prepared in accordance with IFRS and reflect adjustments made on the acquisition date to align the assets and liabilities acquired to their fair value.

TIM Brasil group—Brazil Business Unit

Non-controlling interests held at December 31, 2015 amounted to 33.4% of the share capital of Tim Participações (which in turn holds 100% of the share capital of the operating companies Tim Celular S.A. and Intelig Telecomunicações Ltda.), equivalent to the corresponding share of voting rights.

Statement of Financial Position Data—TIM Brasil group

	Year ended December 31,
	2015	2014
	(millions of euros)
Non-current assets	6,043	7,666
Current assets	2,843	3,484

Total Assets	8,886	11,150

Non-current liabilities	2,164	2,305
Current liabilities	2,110	3,010

Total Liabilities	4,274	5,315

Equity	4,612	5,835
of which, Non-controlling interests	1,357	1,622

Income Statement Data—TIM Brasil group

	Year ended December 31,
	2015	2014
	(millions of euros)
Revenues	4,636	6,244
Profit (loss) for the year	320	497
of which, Non-controlling interests	187	166

Financial Data—TIM Brasil group

In 2015, aggregate cash flows generated were a negative 186 million euros, primarily due to a negative exchange rate effect of 424 million euros. In the absence of this negative exchange rate, cash flows would have been a positive 238 million euros. Cash flows were driven, in part, by the sale of the first three tranches of telecommunications towers to American Tower do Brasil (for approximately 676 million of euros). In 2014, aggregate cash flows were a negative 12 million euros (in the presence of a positive exchange rate of 4 million euros) and reflected, among other things, the outlay for the acquisition of the 700 MHz license (of approximately 540 million euros).

Lastly, again with reference to the TIM Brasil group, the main risk factors that could, even significantly, restrict the operations of the TIM Brasil group are listed below:

•	strategic risks (risks related to macroeconomic and political factors, as well as risks associated with foreign exchange restrictions and competition);

•	operational risks (risks related to business continuity and development of the fixed and mobile networks, as well as risks associated with litigation and disputes);

•	financial risks;

•	Regulatory and Compliance risks.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 4—BUSINESS COMBINATIONS

YEAR 2015

In 2015, there were no business combinations transactions as defined in IFRS 3.

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

Telecom Italia (as a result of the merger of the subsidiary Telecom Italia Media into Telecom Italia) and Gruppo Editoriale L’Espresso hold 70% and 30% of the shares of Persidera respectively.

Persidera is an independent network operator in Italy, with five digital multiplexes and nationwide high-coverage infrastructure, based on next generation technologies.

The accounting effects of the business combination are summarized as follows:

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

YEAR 2013

In 2013, there were no business combinations transactions as defined in IFRS 3.

NOTE 5—GOODWILL

Goodwill shows the following breakdown and changes during 2014 and 2015:

	As of December 31, 2013	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2014
	(millions of euros)
Domestic	28,443					28,443
Core Domestic	28,028	3				28,031
International Wholesale	415		(3)			412
Brazil	1,468				3	1,471
Media	21	8				29
Other operations	—					—

Total	29,932	8	—	—	3	29,943

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2014	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2015
	(millions of euros)
Domestic	28,443	4				28,447
Core Domestic	28,031	4				28,035
International Wholesale	412					412
Brazil	1,471			(240)	(324)	907
Media	29					29
Other operations	—					—

Total	29,943	4	—	(240)	(324)	29,383

The decrease of 560 million euros recognized in 2015 includes:

•	an overall reduction of 564 million euros in the goodwill of the Brazil Business Unit linked to the impairment loss of 240 million euros due to the results of the impairment testing conducted at December 31, 2015, which compared the value in use of the Brazil Cash Generating Unit (CGU) with its recoverable amount. This impairment loss essentially reflected the worsening of the macroeconomic environment in which the local companies operate. The value of the goodwill allocated to the Business Unit also reflects a reduction of 324 million euros due to exchange rate differences;

•	an increase of 4 million euros attributable to the Domestic Business Unit, due to the recognition of goodwill as a result of the acquisition of control and subsequent consolidation of Alfabook S.r.l.. In July 2015, Telecom Italia Digital Solution S.p.A. acquired 100% of the company Alfabook S.r.l., operating in the digital educational publishing sector, for a price of 5 million euros. An amount of provisional goodwill was recognized with respect to that transaction, as permitted by IFRS 3. During the 12 months following the transaction, the provisional amounts of assets and liabilities acquired may be adjusted retroactively to reflect their fair value at the acquisition date, with a related recalculation of the value of goodwill.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units) to December 31, 2015 and 2014 can be summarized as follows:

	As of December 31, 2015			As of December 31, 2014
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of euros)
Domestic	42,301	(13,854)	28,447	42,251	(13,808)	28,443
Core Domestic	41,883	(13,848)	28,035	41,833	(13,802)	28,031
International Wholesale	412	—	412	412	—	412
Olivetti	6	(6)	—	6	(6)	—
Brazil	1,123	(216)	907	1,478	(7)	1,471
Media	143	(114)	29	189	(160)	29
Other operations	—	—	—	—	—	—

Total	43,567	(14,184)	29,383	43,918	(13,975)	29,943

Following the merger of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., on September 30, 2015, the values, amounting to 46 million euros and relating to the year 2010, were reclassified from the Media Business Unit to the Domestic Business Unit.

The figures for the Brazil CGU are stated in euros, converted at the spot exchange rate as of the closing date of the financial statements; the carrying amount of goodwill for the CGU, after the impairment loss of 887 million Brazilian reais applied during the year, corresponds to 3,854 million Brazilian reais.

Goodwill is not subject to amortization, but it is tested for impairment at least annually. Accordingly, in preparing the 2015 Annual Report, the Telecom Italia Group conducted impairment tests on the recoverability of the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

goodwill; the results showed that the recoverable amount of the assets at December 31, 2015 was higher than the net carrying amount for the CGUs of the Domestic and Media segments, whereas an impairment loss was identified for the Brazil CGU.

The recoverability testing was conducted at two levels: at the first level, the recoverable amount was estimated for the assets assigned to the individual cash generating units (or groups of units) to which goodwill is allocated; at the second level, the assets of the Group as a whole were considered.

The value used to determine the recoverable amount of all the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use.

With regard to the first level test, goodwill has been allocated to the following cash generating units (or groups of units):

Segment	Cash-generating units (or groups of units)
Domestic	Core Domestic
International Wholesale
Brazil	TIM Brasil group
Media	Persidera

The estimates of the value in use are based on the forward looking financial figures drawn from the industrial plan of the Telecom Italia Group approved by the Board of Directors. The figures of the Group’s plan, which refer to a three-year period (2016-2018), were completed by data extrapolated for an additional two years: therefore the explicit forecast period for the projection of the future cash flows includes five year period (2016-2020) for the CGUs of the Domestic and Brazil segments. For the Persidera CGU, on the other hand, a forecast lifetime of up to 2032 has been adopted, based on the duration of the current portfolio of frequencies.

The forward looking figures are stated in the currency in which they were generated, and therefore in euro for the CGUs of the Domestic and Media segments and in Brazilian reais for the Brazil CGU. For this unit, the recoverable amount of the assets is denominated in the functional currency and subsequently converted at the spot exchange rate on the reporting date.

The cost of capital used to discount the future cash flows in the estimate of the value in use has been determined as follows:

•	it has been estimated using the Capital Asset Pricing Model (CAPM) model, which is one of the generally accepted application criteria referred to in IAS 36;

•	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets; it includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

•	it has been calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

Details are provided below, for each CGU, of the weighted average cost of capital (WACC rate) used to discount the future cash flows, and the equivalent rate before tax.

Details are also provided of the growth rates used to estimate the residual value after the explicit forecast period (the G-Rates), expressed in nominal terms and related to the cash flows in their functional currency. Lastly, details are provided on the implicit capitalization rates, for each CGU, resulting from the difference between the cost of capital, after tax, and the G-Rate.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Principal parameters for the estimates of value in use

	Core Domestic	International Wholesale	Brazil	Persidera
	%	%	%	%
WACC	6.6	6.6	13.0	9.4
WACC before tax	8.8	8.6	16.5	12.7
Growth rate beyond the explicit period (g)	0.5	0.5	5.2	n.a.
Capitalization rate (WACC -g )	8.3	8.1	11.3	n.a.
Capex/Revenues, % perpetual	19.0	6.0	16.0	n.a.

The growth rates of the terminal value “g” of the Domestic segment have been estimated taking into account the expected outlook during the explicit forecast period and are consistent with the range of growth rates applied by the analysts who monitor Telecom Italia shares. The estimate of the growth rate for the Brazil CGU also takes into account the country’s expected rate of inflation over the long term, as estimated by market observers.

Separate parameters for the various CGUs have also been used in the estimate of the level of capital expenditure required to sustain the perpetual generation of cash flows after the explicit forecast period, according to the phase of capital expenditure, competitive positioning and the technological infrastructure operated.

Moreover, for the appraisal of the value in use, the Group’s plan figures were adjusted according to the expected financial flows approach, on the basis of information reasonably available, assigning greater weight to observable parameters and to information from external sources which are deemed important from the market operator perspective.

The differences between the values in use and the carrying amounts for the main CGUs considered amounted to:

	Core Domestic	International Wholesale
(millions of euros)
Difference between values in use and carrying amounts	+4,312	+88

For the Brazil CGU, following the impairment loss, the value in use was in line with the net carrying amounts.

For the estimate of values in use, simulations were conducted on the results with respect to changes in the relevant rate parameters. Details are provided below for the variables needed to make the recoverable amount of the respective CGUs equal to their net carrying amount.

Parameters that make the value in use equal to the carrying amount

	Core Domestic	International Wholesale
	%	%
WACC before tax	9.6	8.8
Capitalization rate (WACC - g)	9.1	8.3
Capex/Revenues, % on TV	23.0	6.0

In addition to the value used to determine the recoverable amount of all the Units (value in use), value estimates were also made based on various methods, chosen from those generally accepted and based on the best technical practices. In particular, reference values provided by the stock market prices of the securities of the Group’s listed companies were used, together with multipliers and other summary indicators determined, on a comparative basis, from the prices of similar assets traded in regulated markets or traded through discontinuous transactions in unregulated markets.

Concerning the value testing at overall Group level, the sum of the recoverable amounts of all the CGUs (estimated using methods consistent with the notion of value in use or fair value) was compared against the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

carrying amount of the net operating assets of the consolidated financial statements, after appropriate adjustments to take account of the Central Functions not allocated to any CGU and the Cash Generating Units of the Group that do not bring any goodwill (Olivetti). No impairment losses were recorded at this additional level of impairment testing.

NOTE 6—INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life decreased by 347 million euros compared to December 31, 2014. The breakdown and movements are as follows:

	As of December 31, 2013	Addition	Amortization	Impairment losses / Reversals	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2014
	(millions of euros)
Industrial patents and intellectual property rights	2,332	991	(1,297)			(2)		199	2,223
Concessions, licenses, trademarks and similar rights	3,394	90	(370)		(60)	26		40	3,120
Other intangible assets	257	63	(187)			1			134
Work in progress and advance payments	297	1,278			(1)	(30)	5	(199)	1,350

Total	6,280	2,422	(1,854)	—	(61)	(5)	5	40	6,827

	As of December 31, 2014	Addition	Amortization	Impairment losses / Reversals	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2015
	(millions of euros)
Industrial patents and intellectual property rights	2,223	1,010	(1,268)		(1)	(243)	—	349	2,070
Concessions, licenses, trademarks and similar rights	3,120	204	(391)		(3)	(103)		2	2,829
Other intangible assets	134	84	(129)			(4)		(2)	83
Work in progress and advance payments	1,350	661			(3)	(235)	73	(348)	1,498

Total	6,827	1,959	(1,788)	—	(7)	(585)	73	1	6,480

Additions in 2015 included 312 million euros of internally generated assets (310 million euros in 2014). Further details are provided in the Note “Internally generated assets”.

Industrial patents and intellectual property rights at December 31, 2015 consisted mainly of application software purchased outright and user license rights acquired, amortized over a period between 2 and 5 years. They mainly related to Telecom Italia S.p.A. (1,207 million euros) and to the Brazil Business Unit (823 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2015 mainly related to:

•	the remaining cost of telephone licenses and similar rights (1,996 million euros for Telecom Italia S.p.A. and 269 million euros for the Brazil Business Unit). Additions for 2015 included the renewal by the Parent of the GSM license for a period of 3 years, namely until June 2018, for a price of 117 million euros, already fully paid;

•	Indefeasible Rights of Use—IRU (315 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•	TV frequencies of the Media Business Unit (126 million euros). The user licenses for the frequencies used for digital terrestrial transmission held by Persidera S.p.A. will expire in 2032.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The net carrying amount of telephone licenses and similar rights (2,265 million euros) and their useful lives are detailed below:

Type of license	Net carrying amount at December 31, 2015 (millions of euros)	Amortization period (years)	Amortization charge for 2015 (millions of euros)
Telecom Italia S.p.A.:
UMTS	806	18	134
UMTS 2100 MHz	44	12	7
Wireless Local Loop	1	15	1
WiMax	7	15	1
LTE 1800 MHz	120	18	9
LTE 800 MHz	840	17	60
LTE 2600 MHz	92	17	7
GSM (extension)	86	3.5	31
TIM Brasil group:
GSM and 3G (UMTS)	194	8-15	80
4G (LTE)	75	15	9

Other intangible assets with a finite useful life at December 31, 2015, included 69 million euros of capitalized subscriber acquisition costs (SAC) (63 million euros for the Parent and 6 million euros for the Brazil Business Unit), mainly related to commissions for the sales network on consumer contracts with a set contractual term. Subscriber acquisition costs are amortized over the underlying minimum contract period (between 24 or 30 months).

Work in progress and advance payments include the acquisition by the Parent of the user rights to the L Band frequencies (1452-1492 MHz) for terrestrial electronic communications systems (231 million euros), following participation in a tender for assignment of the frequencies by the Ministry of Economic Development. The rights were officially awarded on September 14 and were definitively assigned in December 2015. Use of such rights commenced in January 2016.

The item also includes user rights for the 700 MHz frequencies, acquired in 2014 by the TIM Brasil group for a total of 2.9 billion reais. The assignment of the license also entailed participation in the consortium that will carry out the cleaning up of the 700 MHz spectrum, currently used by television broadcasters. Since the assets require a period of more than 12 months to be ready for use, in 2015, borrowing costs of 73 million euros have been capitalized, as they are directly attributable to the acquisition. The yearly rate used for the capitalization of borrowing costs is 13.25%. Capitalized borrowing costs in reais have been recorded as a direct reduction of the income statement item “Finance expenses—Interest expenses to banks”.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2015 and 2014 can be summarized as follows:

	As of December 31, 2014
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,831	(7)	(10,601)	2,223
Concessions, licenses, trademarks and similar rights	6,498	(266)	(3,112)	3,120
Other intangible assets with a finite useful life	668	—	(534)	134
Work in progress and advance payments	1,352	(2)		1,350

Total intangible assets with a finite useful life	21,349	(275)	(14,247)	6,827

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2015
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,579	(7)	(10,502)	2,070
Concessions, licenses, trademarks and similar rights	6,349	(296)	(3,224)	2,829
Other intangible assets with a finite useful life	862	—	(779)	83
Work in progress and advance payments	1,500	(2)		1,498

Total intangible assets with a finite useful life	21,290	(305)	(14,505)	6,480

Patents and intellectual property rights included disposals related to abandonment or rewriting of software (for applications and installations operation) by the Parent Company for a gross carrying amount of 690 million euros, which generated an overall loss of a non-significant amount.

Impairment losses on “Concessions, licenses, trademarks and similar rights”, relating mainly to reporting periods prior to 2004, refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the LanMed group. The change in the amount shown for 2015 compared to the previous year, is essentially due to the conversion into euros of accounts denominated in US dollars.

The item “Other intangible assets with a finite useful life”, includes gross disposals of 252 million euros of Telecom Italia S.p.A. connected with Subscriber Acquisition Costs (SAC) that have been substantially amortized.

NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned increased by 115 million euros compared to December 31, 2014. The breakdown and movements are as follows:

	As of December 31, 2013	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2014
	(millions of euros)
Land	135			(1)	(3)			131
Buildings (civil and industrial)	380	8	(41)		(34)	1	6	320
Plant and equipment	10,594	1,913	(2,075)		(10)	9	481	10,912
Manufacturing and distribution equipment	41	13	(14)					40
Other	454	91	(176)		(3)		74	440
Construction in progress and advance payments	695	501			(1)	3	(497)	701

Total	12,299	2,526	(2,306)	(1)	(51)	13	64	12,544

	As of December 31, 2014	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2015
	(millions of euros)
Land	131	25				(3)	18	171
Buildings (civil and industrial)	320	126	(38)		(1)	(5)	42	444
Plant and equipment (*)	10,912	2,342	(2,018)	(3)	(130)	(579)	385	10,909
Manufacturing and distribution equipment	40	16	(15)	(1)			1	41
Other	440	101	(159)		(4)	(39)	39	378
Construction in progress and advance payments	701	578			(3)	(46)	(514)	716

Total	12,544	3,188	(2,230)	(4)	(138)	(672)	(29)	12,659

(*)	The amounts shown in Depreciation and Other changes take account of the effects resulting from the remeasurement of the Provision for restoration costs due to the revision of the useful life of the passive infrastructure of the Base Transceiver Stations, as detailed in the Note “Provisions”.

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2015 mainly related to Telecom Italia S.p.A. (120 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use, and light constructions. The figure at the end of 2015 was mainly attributable to Telecom Italia S.p.A. (259 million euros).

In 2015, four properties and the related land, previously leased under financial leases, were also purchased for a total of 176 million euros. The purchase resulted in an addition of 117 million euros under the item “Buildings (civil and industrial)” and of 23 million euros under the item “Land”. In addition, the column “Other changes” includes 55 million euros for the reclassification of the remaining value of these properties, from assets held under finance leases and the related improvements made.

Plant and equipment includes the aggregate of all the structures used for the operation of voice and data telephone traffic. The figure, at December 31, 2015, was mainly attributable to Telecom Italia S.p.A. (8,385 million euros) and to companies of the Brazil Business Unit (1,934 million euros).

With regard to the depreciation of the passive infrastructure of the mobile telephone Base Transceiver Stations, effective January 1, 2015, Telecom Italia has revised their useful life from 13 to 28 years and applied this change on a prospective basis.

This revision was made to account for the update of the average expected duration of the leases for areas that infrastructure is located on, as well as the value generated by such assets, particularly through the subsidiary INWIT S.p.A., and their technical obsolescence.

In particular, the useful lives were updated on the basis of the average duration of the leases, as well as of an appraisal by an external expert.

As a result, in 2015, 24 million euros less of depreciation expense was recognized for the period.

The lower estimated depreciation for future periods may be broken down as follows:

•	24 million euros for the year 2016;

•	22 million euros for the year 2017;

•	19 million euros for the year 2018.

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount was essentially in line with the end of the prior year and primarily related to Telecom Italia S.p.A..

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2015 increased by 662 million euros and included 344 million euros of internally generated assets (278 million euros in 2014). Further details are provided in the Note “Internally generated assets”.

The increase, in addition to the impact of the above-mentioned purchase of four properties, was mainly due to higher investments in the development of ultra-broadband networks in the Fixed-line and Mobile segments.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2015 and 2014 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	3.33%
Plant and equipment	3%-50%
Manufacturing and distribution equipment	20%
Other	11%-33%

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2015 and 2014 can be summarized as follows:

	As of December 31, 2014
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	132	(1)		131
Buildings (civil and industrial)	1,388	(2)	(1,066)	320
Plant and equipment	65,911	(58)	(54,941)	10,912
Manufacturing and distribution equipment	283	(1)	(242)	40
Other	3,999	(2)	(3,557)	440
Construction in progress and advance payments	702	(1)		701

Total	72,415	(65)	(59,806)	12,544

	As of December 31, 2015
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	173	(2)		171
Buildings (civil and industrial)	1,583	(1)	(1,138)	444
Plant and equipment	66,208	(67)	(55,232)	10,909
Manufacturing and distribution equipment	300	(1)	(258)	41
Other	3,751	(2)	(3,371)	378
Construction in progress and advance payments	717	(1)	—	716

Total	72,732	(74)	(59,999)	12,659

The impairment losses on “Plant and equipment”, mainly relating to years prior to 2004, are attributable to the LanMed group. The change in the amount shown for 2015 compared to the previous year, is essentially due to the conversion into euros of accounts denominated in US dollars.

With regard to the gross carrying amounts of tangible assets, in 2015 Telecom Italia S.p.A. carried out disposals for a gross carrying amount of 455 million euros mainly in relation to fully depreciated assets. Disposals mainly involved plant and equipment for around 435 million euros.

Assets held under finance leases

Assets held under finance lease increased by 1,365 million euros compared to December 31, 2014. The breakdown and movements are as follows:

	As of December 31, 2013	Addition	Depreciation	Other changes	As of December 31, 2014
	(millions of euros)
Buildings (civil and industrial)	883	19	(120)	31	813
Other	5	1	(4)		2
Construction in progress and advance payments	32	16		(20)	28

Total	920	36	(124)	11	843

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2014	Addition	Change in finance lease contracts	Depreciation	Exchange differences	Other changes	As of December 31, 2015
	(millions of euros)
Land			16				16
Buildings (civil and industrial)	813	39	1,162	(105)		(29)	1,880
Plant and equipment	—		337	(9)	(43)	(1)	284
Other	2	1	8	(3)		(1)	7
Construction in progress and advance payments	28	10				(17)	21

Total	843	50	1,523	(117)	(43)	(48)	2,208

The additions consisted of improvements and incremental costs incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to Telecom Italia S.p.A..

In late 2014, Telecom Italia launched a major real estate project, aimed at restructuring the use of industrial space in line with the evolution of next-generation networks and optimizing the number of office/other buildings by creating functional “hubs” that employ a modern and more efficient use of space.

The project involves a restructuring process, the closure of some properties and renegotiations of agreements with owners, aimed at increasing efficiency and cutting costs, mainly by extending contract terms and reducing lease payments. In particular, with respect to 2015:

•	properties of strategic importance were identified on the basis of their current and future use and technological evolution of the network and the new ICT services. Four of these properties were purchased in 2015, while the contract for a fifth one, part of the Acilia complex in Rome, was renegotiated as described below;

•	the renegotiation and/or termination of new contracts was completed for about 750 real estate leases. Prior to these renegotiations, in accordance with IAS 17 (Leases), more than half of these contracts were classified as operating leases with consequent recognition of the rent under lease and rental costs in the income statement; the remaining contracts were defined as finance leases, and were therefore accounted for with the recognition of Tangible Asset—Properties and the related financial debt in the statement of financial position. The renegotiation and/or termination of new contracts resulted in the reclassification of operating leases to finance leases and, with respect to properties with contracts that were already classified as finance leases, in a “re-assessment” of the value of the property and the related payable. This resulted in an overall impact on the statement of financial position, at December 31, 2015, of 1,178 million euros in terms of higher tangible assets (Land and Buildings) and related payables for finance leases.

Also pursuant to the above-mentioned project, in August of 2015, a long-term rental agreement for part of the Acilia complex in Rome was terminated early (extinguishing 14 million euros of remaining financial debt and leading to the recognition of a gain of 8 million euros). Simultaneously, a new finance lease agreement, containing a “purchase option” upon expiration of the agreement, was signed for this property with a recognition of higher tangible assets and related liability for a total of 73 million euros (of which 16 million euros for land and 57 million euros for buildings). This sum is included in the 1,178 million euros value mentioned above.

The plant and equipment item includes the recognition of the value of the telecommunications towers sold by the TIM Brasil group to American Tower do Brasil and subsequently leased back subject to a finance lease for 1,245 million reais (around 337 million euros).

Under the transaction, the gain for the tangible assets not yet transferred has been classified under deferred income (1,003 million reais or approximately 271 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other essentially comprises the capitalization of finance leases of Data Center hardware and photocopiers.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2015 and 2014 can be summarized as follows:

	As of December 31, 2014
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Buildings (civil and industrial)	2,141	(27)	(1,301)	813
Other	91		(89)	2
Construction in progress and advance payments	28			28

Total	2,260	(27)	(1,390)	843

	As of December 31, 2015
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	16			16
Buildings (civil and industrial)	3,275	(27)	(1,368)	1,880
Plant and equipment	293		(9)	284
Other	29		(22)	7
Construction in progress and advance payments	21			21

Total	3,634	(27)	(1,399)	2,208

At December 31, 2015 and 2014, finance lease payments due in future years and their present value are as follows:

	As of December 31,
	2015		2014
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of euros)
Within 1 year	270	217	216	191
From 2 to 5 years	1,033	680	879	566
Beyond 5 years	3,032	1,422	560	249

Total	4,335	2,319	1,655	1,006

	As of December 31,
	2015	2014
	(millions of euros)
Future net minimum lease payments	4,335	1,655
Interest portion	(2,016)	(649)

Present value of lease payments	2,319	1,006

Financial lease liabilities	2,424	1,153
Financial receivables for lease contracts	(105)	(147)

Total net finance lease liabilities	2,319	1,006

At December 31, 2015, the inflation adjustment to finance lease payments was 28 million euros (38 million euros at December 31, 2014) and related to Telecom Italia S.p.A..

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 8—INVESTMENTS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates and joint ventures that have been accounted for using the equity method include:

	As of December 31,
	2015	2014
	(millions of euros)
Tiglio I	8	8
NordCom	4	4
W.A.Y.	3
Others	3	24

Total Associates	18	36

Alfiere	23

Total Joint Ventures	23	—

Total Investments accounted for using the equity method	41	36

The changes in this item are broken down as follows:

	As of December 31, 2013	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2014
	(millions of euros)
Trentino NGN	25				(25)	—
Tiglio I	14			(6)		8
NordCom	4					4
Others	22	1		1		24

Total	65	1	—	(5)	(25)	36

	As of December 31, 2014	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2015
	(millions of euros)
Tiglio I	8					8
NordCom	4					4
W.A.Y.	—	3				3
Others	24		(22)	1		3

Total Associates	36	3	(22)	1	—	18

Alfiere	—	23				23

Total Joint Ventures	—	23	—	—	—	23

Total investments in associates and joint ventures accounted for using the equity method	36	26	(22)	1	—	41

In December 2015, the investment in Teleleasing S.p.A. was sold for a total of 19 million euros.

The item “Joint ventures” refers to the 50% investment by Telecom Italia S.p.A. in Alfiere S.p.A., or Alfiere, on June 19, 2015, at a price of 23 million euros. The company owns several buildings in the EUR area in Rome that will be used by Telecom Italia as headquarters.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The main aggregated figures of Afiere for 2015 were prepared in accordance with IFRS requirements with regard to the portion attributable to the Telecom Italia Group and are summarized below.

Alfiere S.p.A. company information

	2015
	Alfiere S.p.A.	Telecom Italia Group’s share 50%
	(millions of euros)
Non-current assets	194.0	97.0
Current assets	0.9	0.4

Total assets	194.9	97.4

Non-current liabilities	143.4	71.7
Current liabilities	9.5	4.7

Total liabilities	152.9	76.4

Profit (loss) for the year	6.6	3.3

The list of investments that have been accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Investments in associates that have been accounted for using the equity method of the Telecom Italia Group are not material either individually or in aggregate form.

INVESTMENTS IN STRUCTURED ENTITIES

Telecom Italia Group does not hold investments in structured entities.

OTHER INVESTMENTS

Other investments refer to the following:

	As of December 31, 2013	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2014
	(millions of euros)
Assicurazioni Generali	3					3
Fin.Priv.	14			1		15
Sia	11					11
Others	14					14

Total	42	—	—	1	—	43

	As of December 31, 2014	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2015
	(millions of euros)
Assicurazioni Generali	3					3
Fin.Priv.	15			4		19
Sia	11		(11)			—
Northgate Telecom Innovations Partners L.P.		9				9
Others	14					14

Total	43	9	(11)	4	—	45

In accordance with IAS 39, other investments represent available-for-sale financial assets.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 9—FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

		As of December 31,
		2015	2014
		(millions of euros)
Non-current financial assets
Securities, financial receivables and other non-current financial assets:
Securities other than investments		3	6
Financial receivables for lease contracts		70	92
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,755	2,163
Receivables from employees		39	30
Non-hedging derivatives		115	149
Other financial receivables		7	5

Total non-current financial assets	(A)	2,989	2,445

Current financial assets
Securities other than investments
Held for trading		491	—
Held to maturity		—	—
Available for sale		997	1,300

		1,488	1,300
Financial receivables and other current financial assets:
Liquid assets with banks, financial institutions and post offices (with a maturity greater than 3 months)		—	—
Receivables from employees		14	12
Financial receivables for lease contracts		35	55
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		152	223
Non-hedging derivatives		150	18
Other short-term financial receivables		1	3

		352	311
Cash and cash equivalents		3,559	4,812

Total current financial assets	(B)	5,399	6,423

Financial assets relating to Discontinued operations/Non-current assets held for sale	(C)	227	165

Total non-current and current financial assets	(A+B+C)	8,615	9,033

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which Telecom Italia is the guarantor;

•	the portion of rental contracts, with the rendering of accessory services under the “full rent” formula;

•	finance leases contracts on rights of use (Brazil Business Unit).

“Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature” refer mainly to the mark-to-market component of the hedging derivatives, whereas “Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature” mainly consist of accrued income on derivative contracts.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The item “Non-hedging derivatives” mainly refers to the mark-to-market component of the non-hedging derivatives of the Brazil Business Unit.

Further details are provided in the Note “Derivatives”.

Securities other than investments included in current assets relate to:

•	listed securities (997 million euros), classified as available-for-sale due beyond three months. They consist of 256 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 151 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.; 6 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012), 584 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force;

•	securities (491 million euros), classified as held-for-trading due beyond three months. They include 350 million euros of investments in two Belgian Sicavs by Telecom Italia Finance S.A. (rated at least a S&P’s A-) and an investment by the Brazil Business Unit of 141 million euros in a monetary fund that invests almost entirely in instruments denominated in US dollars.

Cash and cash equivalents decreased by 1,253 million euros compared to December 31, 2014 and were broken down as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Liquid assets with banks, financial institutions and post offices	2,048	3,224
Checks, cash and other receivables and deposits for cash flexibility	1	1
Securities other than investments (due within 3 months)	1,510	1,587

Total	3,559	4,812

Cash and cash equivalents at December 31, 2015 do not include amounts relating to the Sofora—Telecom Argentina group (classified as Discontinued operations), totaling 97 million euros (130 million euros at December 31, 2014).

The different technical forms of investing available cash at December 31, 2015 can be analyzed as follows:

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

Securities other than investments (due within 3 months) included 1,414 million euros (1,585 million euros at December 31, 2014) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with primary local banking and financial institutions, and 69 million euros of Euro Commercial Paper held by Telecom Italia Finance S.A. (rated by the issuer a S&P’s A-).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 10—MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased by 173 million euros compared to December 31, 2014. They included:

	As of December 31,
	2015		2014
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	531	276	584	338
Medium/long-term prepaid expenses	1,213	—	987	—

Total	1,744	276	1,571	338

Miscellaneous receivables and other non-current assets amounted to 1,744 million euros (1,571 million euros at December 31, 2014) and included Income tax receivables of 62 million euros (63 million euros at December 31, 2014).

Miscellaneous receivables mainly relate to the Brazil Business Unit (465 million euros in 2015 and 512 million euros in 2014) including receivables for court deposits of 348 million euros in 2015 (310 million euros in 2014).

Medium/long-term prepaid expenses totaled 1,213 million euros (987 million euros at December 31, 2014) and mainly related to the deferral of costs in connection with the activation of telephone contracts, essentially attributable to the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 11—INCOME TAXES (CURRENT AND DEFERRED)

Income tax receivables

Non-current and current income tax receivables at December 31, 2015 amounted to 225 million euros (164 million euros at December 31, 2014).

Specifically, they consisted of:

•	non-current income tax receivables of 62 million euros (63 million euros at December 31, 2014);

•	current income tax receivables of 163 million euros (101 million euros at December 31, 2014) mainly relating to receivables of the Domestic Business Unit companies (134 million euros) and the Brazil Business Unit companies (24 million euros).

Deferred tax assets and deferred tax liabilities

The net balance of 530 million euros at December 31, 2015 (680 million euros at December 31, 2014) was broken down as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Deferred tax assets	853	1,118
Deferred tax liabilities	(323)	(438)

Total	530	680

As of December 31, 2015, deferred tax assets were mainly related to the Domestic Business Unit (817 million euros). On December 31, 2014, deferred tax assets were mainly related to the Domestic Business Unit (778 million euros) and the Brazil Business Unit (276 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

As of December 31, 2015, deferred tax liabilities mainly consisted of 228 million euros for Telecom Italia Capital (225 million euros at December 31, 2014) and 28 million euros for the Brazil Business Unit (149 million euros at December 31, 2014).

Since the presentation of deferred tax assets and liabilities in the financial statements takes into account the offsets by legal entity when applicable, the composition of the gross amounts before offsets is presented below:

	As of December 31,
	2015	2014
	(millions of euros)
Deferred tax assets	1,300	1,402
Deferred tax liabilities	(770)	(722)

Total	530	680

The temporary differences which made up this line item at December 31, 2015 and 2014, as well as the movements during 2015 were as follows:

	As of December 31, 2014	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	As of December 31, 2015
	(millions of euros)
Deferred tax assets:
Tax loss carryforwards	186	(60)		(35)	91
Derivatives	681	4	(150)	1	536
Provision for bad debts	195	(18)		(13)	164
Provisions	118	221		(11)	328
Taxed depreciation and amortization	117	(26)			91
Other deferred tax assets	105	(9)	(6)	—	90

Total	1,402	112	(156)	(58)	1,300

Deferred tax liabilities:
Derivatives	(496)	(50)	8	17	(521)
Business combinations—for step-up of net assets in excess of tax basis	(122)	(11)		26	(107)
Deferred gains	(21)	5			(16)
Accelerated depreciation	(30)	(3)		(1)	(34)
Other deferred tax liabilities	(53)	(38)	1	(2)	(92)

Total	(722)	(97)	9	40	(770)

Total net deferred tax assets (liabilities)	680	15	(147)	(18)	530

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2015 were as follows:

	Within 1 year	Beyond 1 year	Total at December 31, 2015
	(millions of euros)
Deferred tax assets	480	820	1,300
Deferred tax liabilities	(195)	(575)	(770)

Total net deferred tax assets (liabilities)	285	245	530

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2015, the Telecom Italia Group had unused tax loss carryforwards of 2,611 million euros mainly relating to the Brazil Business Unit and the companies Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euros)
2016	1
2017	—
2018	—
2019	—
2020	—
Expiration after 2020	174
Without expiration	2,436

Total unused tax loss carryforwards	2,611

Tax loss carryforwards considered in the calculation of deferred tax assets amounted to 273 million euros at December 31, 2015 (557 million euros at December 31, 2014) and mainly referred to the Brazil Business Unit. Deferred tax assets are recognized when it is considered probable that taxable income will be available in the future against which the tax losses can be utilized.

On the other hand, deferred tax assets of 703 million euros (802 million euros at December 31, 2014) have not been recognized on 2,338 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2015, deferred tax liabilities have not been recognized on approximately 1 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because the Telecom Italia Group is in a position to control the timing of the distribution of those reserves and it is probable that those accumulated earnings will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized, if these reserves are distributed, are in any case not significant.

Income tax payables

Income tax payables amounted to 159 million euros (95 million euros at December 31, 2014). They were broken down as follows:

	At December 31,
	2015	2014
	(millions of euros)
Income tax payables:
Non-current	49	59
Current	110	36

Total	159	95

Specifically, the non-current portion, amounting to 49 million euros, related entirely to the Brazil Business Unit, while the current portion, amounting to 110 million euros, related primarily to the Domestic Business Unit (78 million euros) and the Brazil Business Unit (30 million euros).

Income tax expense

This item amounted to 721 million euros and includes the Income tax expense from Discontinued operations/Non-current assets held for sale. It fell by 497 million euros relative to 2014 (1,218 million euros) mainly due to the lower tax base of Telecom Italia and the full deductibility of labor costs from the IRAP tax base introduced by Article 1, subsection 20 of the 2015 Stability Law (Law no. 190/14), which resulted in a reduction of around 60 million euros.

The allocation of deferred tax assets and liabilities reflects a reduction to 24% of the IRES tax rate effective in 2017, introduced by the 2016 Stability Law (Law no. 208/15) in Article 1, subsection 61. The impact on the income statement in terms of deferred tax was a higher income tax expense of around 31 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		2015	2014	2013
		(millions of euros)
Current taxes for the year		422	802	925
Net difference in prior years estimates		(6)	(68)	(93)

Total current taxes		416	734	832
Deferred taxes		(15)	194	279

Total taxes on continuing operations	(A)	401	928	1,111
Total taxes on Discontinued operations/Non-current assets held for sale	(B)	320	290	225

Total income tax expense for the year	(A+B)	721	1,218	1,336

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax expense for the years ended December 31, 2015, 2014 and 2013 is the following:

		2015	2014	2013
		(millions of euros)
Profit (loss) before tax from continuing operations		447	2,347	532
Theoretical income tax from continuing operations		123	645	146
Income tax effect on increases (decreases) in variations:
Tax losses of the year not considered recoverable		10	11	17
Tax losses from prior years not recoverable (recoverable) in future years		(16)	(2)	(10)
Non-deductible costs		25	69	58
Non-deductible goodwill impairment charge		66	—	601
Effect of change in IRES tax rate		31	—	—
Brazil: different rate compared to theoretical rate in force in Italy		51	46	49
Brazil: incentive on investments in the north-east of the country		(25)	(44)	(53)
Other net differences		24	(33)	32

Effective income tax recognized in income statement from continuing operations, excluding IRAP tax		289	692	840
IRAP tax		112	236	271

Total effective income tax recognized in income statement from continuing operations	(A)	401	928	1,111

Effective income tax recognized in income statement from Discontinued operations/Non-current assets held for sale	(B)	320	290	225

Total effective income tax recognized in income statements	(A+B)	721	1,218	1,336

For the analysis of the tax burden related to the Profit (loss) before tax from continuing operations, the impact of IRAP tax has not been taken into consideration in order to avoid any distorting effect, since that tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

NOTE 12—INVENTORIES

Inventories decreased by 59 million euros compared to December 31, 2014 and consisted of the following:

	As of December 31,
	2015	2014
	(millions of euros)
Raw materials and supplies	2	1
Work in progress and semifinished products	4	4
Finished goods	248	308

Total	254	313

The inventories mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories, as well as office products, specialized printers and gaming terminals.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Inventories mainly consisted of 210 million euros for the Domestic Business Unit (231 million euros at December 31, 2014) and 33 million euros for the Brazil Business Unit (82 million euros at December 31, 2014).

Within the Domestic Business Unit the following is noted in particular: 125 million euros for Telecom Italia S.p.A. (111 million euros at December 31, 2014), 53 million euros for Olivetti S.p.A. (88 million euros at December 31, 2014).

In 2015, inventories were written down by 10 million euros (7 million euros in 2014), mainly to adjust the carrying amount of the products in the business lines of Olivetti S.p.A., which will be subject to disposal or sale, to their estimated realizable value.

No inventories are pledged as collateral.

NOTE 13—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased by 505 million euros compared to December 31, 2014 and were broken down as follows:

	As of December 31,
	2015		2014
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Amounts due on construction contracts	42		58

Trade receivables:
Receivables from customers	2,893	2,893	3,300	3,300
Receivables from other telecommunications operators	767	767	774	774

	3,660	3,660	4,074	4,074

Miscellaneous receivables and other current assets:
Other receivables	814	157	911	183
Trade and miscellaneous prepaid expenses	594		572

	1,408	157	1,483	183

Total	5,110	3,817	5,615	4,257

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The aging of financial instruments included in “Trade and miscellaneous receivables and other current assets” at December 31, 2015 and December 31, 2014 was as follows:

				Overdue:
	As of December 31, 2015	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	3,817	2,841	976	334	137	175	330

				Overdue:
	As of December 31, 2014	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	4,257	3,330	927	309	151	184	283

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The change in current receivables relative to December 31, 2014 (-489 million euros) included the impact of an exchange rate adjustment for the Brazil Business Unit of approximately 220 million euros and, for the Parent, of the fall in revenues in the consumer and business customer segments.

“Overdue” receivables increased by 49 million euros compared to December 31, 2014. Aside from the negative exchange rate effect, this increase is mainly attributable to the Parent and to the Brazil Business Unit. With respect to Telecom Italia S.p.A., the change was mainly linked to credit positions with Other Licensed Operators, which are not, however, considered at risk in terms of collectability. On the other hand, there was a slight improvement in collection capability for retail customers.

Trade receivables amounted to 3,660 million euros (4,074 million euros at December 31, 2014) and were net of the provision for bad debts of 614 million euros (685 million euros at December 31, 2014). They included 107 million euros (114 million euros at December 31, 2014) of medium/long-term receivables from customers, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU).

Trade receivables mainly related to Telecom Italia S.p.A. (2,488 million euros) and the Brazil Business Unit (680 million euros).

Movements in the provision for bad debts were as follows:

	2015	2014
	(millions of euros)
At January 1	685	776
Provision charges to the income statement	234	272
Utilization and decreases	(277)	(364)
Exchange differences and other changes	(28)	1

At December 31	614	685

The amount of the provision consisted of:

•	274 million euros (308 million euros at December 31, 2014) of specific write-downs made by identifying the individual credit positions that carry particular elements of risk;

•	340 million euros (377 million euros at December 31, 2014) of write-downs calculated using estimated average rates for uncollectable charges for the relevant customer segment.

Other receivables amounted to 814 million euros (911 million euros at December 31, 2014) and were net of a provision for bad debts of 93 million euros (101 million euros at December 31, 2014). Details are as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Advances to suppliers	24	65
Receivables from employees	24	24
Tax receivables	298	529
Receivables for grants from the government and public entities	233	11
Sundry receivables	235	282

Total	814	911

Tax receivables included 271 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 27 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Receivables for grants from the government and public entities (233 million euros) mainly relate to Ultra-Broadband-UBB and Broadband-BB projects. The receivables for grants are recorded when the related plants become ready for use upon satisfaction of specific requirements for each band.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Sundry receivables mainly included:

•	receivables from factoring companies, totaling 95 million euros, of which 36 million euros from Mediocredito Italiano (an Intesa Sanpaolo group company) and 59 million euros from other factoring companies;

•	receivables from social security and assistance agencies for Telecom Italia S.p.A. of 22 million euros;

•	receivable for the Italian Universal Service (1 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia S.p.A. obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;

•	miscellaneous receivables due to Telecom Italia S.p.A. from other licensed TLC operators (46 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rent and maintenance payments, as well as the deferral of costs related to contracts for the activation of telecommunications services. In particular, trade prepaid expenses mainly referring to the Parent (360 million euros for the deferral of costs attributable to the activation of new contracts, 31 million euros for building leases, 47 million euros for rent and maintenance payments, and 11 million euros for insurance premiums).

NOTE 14—DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following approval by Enacom, the Argentine communications regulatory authority, the Telecom Italia Group completed the sale of its entire remaining interest in Sofora—Telecom Argentina.

The total amount received from the transaction was over 960 million USD, including:

•	proceeds of 550.6 million USD received on March 8, 2016 for the stake in Sofora;

•	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements in connection with the transaction;

•	an overall sum of 329.5 million USD received previously in connection with sales of investments and other associated assets to Fintech, completed between December 2013 and October 2014; and

•	future revenues to be generated through the provision of technical support services to Telecom Argentina group companies, secured by a pledge on debt securities.

Starting from 2013 the Sofora—Telecom Argentina group has been classified under discontinued operations. Accordingly, the related figures are classified in the consolidated statement of financial position under “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale”.

The Telecom Italia Group confirmed its intention to implement the program for the disposal of the interest in Sofora, signing the amendment agreements described below.

Agreements for the disposal of the Sofora—Telecom Argentina group

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora—Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International N.V. and Tierra Argentea S.A., for a total amount of 960 million USD.

In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for a total amount of 108.7 million USD. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina fell to 19.30%.

The sale of the Sofora shares held by Telecom Italia S.p.A. and its subsidiary Telecom Italia International, on the other hand, was subject to the condition precedent of obtaining the necessary authorizations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On October 24, 2014, Telecom Italia signed the amendment agreements of the contract for the sale of the interest in the Sofora—Telecom Argentina group to Fintech. In particular:

•	the first closing took place on October 29, 2014 and, as a result, 17% of the capital of Sofora was sold. A consideration was received for this closing—also including other related assets—totaling 215.7 million USD. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina as of December 31, 2015 was equal to 14.47%;

•	the sale of the controlling interest of 51% in the capital of Sofora to Fintech was due to take place within the following two and a half years, subject to approval by the Argentinian regulatory authority.

— • —

The breakdown of the assets and liabilities of the Sofora—Telecom Argentina group is provided below:

	As of December 31,
	2015	2014
	(millions of euros)
Discontinued operations /Non-current assets held for sale
of a financial nature	227	165
of a non-financial nature	3,677	3,564

Total (a)	3,904	3,729

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	348	43
of a non-financial nature	1,533	1,475

Total (b)	1,881	1,518

Net value of the assets related to the disposal group (a-b)	2,023	2,211
of which amounts accumulated through the Comprehensive Income Statement	(2,003)	(1,257)
Net value of the assets related to the disposal group attributable to owners of the Parent	278	307
of which amounts accumulated through the Comprehensive Income Statement	(266)	(157)
Net value of the assets related to the disposal group attributable to Non-controlling interests	1,745	1,904
of which amounts accumulated through the Comprehensive Income Statement	(1,737)	(1,100)

The amounts accumulated in Equity through the Consolidated Statements of Comprehensive Income relate to the “Reserve for exchange differences on translating foreign operations”, and total -2,003 million euros (-1,257 million euros at December 31, 2014).

The assets of a financial nature are broken down as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Non-current financial assets	23	30
Current financial assets	204	135

Total	227	165

The assets of a non-financial nature are broken down as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Non-current assets	2,939	2,962
Intangible assets	1,121	1,176
Tangible assets	1,798	1,766
Other non current assets	20	20
Current assets	738	602

Total	3,677	3,564

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The liabilities of a financial nature are broken down as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Non-current financial liabilities	103	25
Current financial liabilities	245	18

Total	348	43

The liabilities of a non-financial nature are broken down as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Non-current liabilities	541	579
Current liabilities	992	896

Total	1,533	1,475

— • —

The items relating to “Profit (loss) from Discontinued operations/Non-current assets held for sale” within the separate consolidated income statements are shown below:

		Year ended December 31,
		2015	2014	2013
		(millions of euros)
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues		3,943	3,097	3,749
Other income		4	4	9
Operating expenses		(2,892)	(2,296)	(2,721)
Gains (losses) on disposals of non-current assets		2	1	(495)
Goodwill and other non-current assets net impairment losses		(22)	(2)	(24)

Operating profit (loss)		1,035	804	518
Finance income (expenses)		(94)	30	73

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		941	834	591
Income tax expense		(320)	(290)	(213)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A)	621	544	378
Other income statement effects:
Deferred taxes connected to the sale of the Sofora—Telecom Argentina group	(B)	—	—	(12)
Other income/(expenses) connected to sales in previous years	(C)	—	(1)	(19)
Other minor entries	(D)	(10)	(2)	(6)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(A+B+C+D)	611	541	341

Attributable to:
Owners of the Parent		89	98	47
Non-controlling interests		522	443	294

Note that, as required by IFRS 5, the calculation of the depreciation and amortization for the Sofora—Telecom Argentina group was suspended effective as of the date of its classification as a discontinued operation. This suspension of the depreciation and amortization had a positive impact on the Profit (loss) after tax from Discontinued operations/Non-current assets held for sale of 281 million euros (196 million euros in 2014).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The earnings per share from Discontinued operations/Non-current assets held for sale, for 2015 and 2014 are shown in the table below:

	Year ended December 31,
	2015	2014	2013
	(Euros)
Basic and Diluted Earnings Per Share (EPS) from Discontinued operations/Non-current assets held for sale (*)
Ordinary Share	0.03	0.03	0.02
Savings Share	0.03	0.03	0.02

(*)	Basic EPS is equal to Diluted EPS.

Furthermore, the consolidated statements of comprehensive income include the Losses on the translation of foreign operations of the Sofora—Telecom Argentina group of 746 million euros in 2015 (losses of 238 million euros in 2014). Consequently, the overall result from Discontinued operations/Non-current assets held for sale was a negative 135 million euros in 2015 (positive 303 million euros in 2014).

— • —

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Discontinued operations/Non-current assets held for sale:
Cash flows from (used in) operating activities	810	467	895
Cash flows from (used in) investing activities	(1,058)	(872)	(603)
Cash flows from (used in) financing activities	229	(94)	(165)

Total	(19)	(499)	127

NOTE 15—EQUITY

Equity consists of:

	As of December 31,
	2015	2014
	(millions of euros)
Equity attributable to owners of the Parent	17,610	18,145
Non-controlling interests	3,723	3,554

Total	21,333	21,699

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The composition of the Equity attributable to owners of the Parent is the following:

	As of December 31,
	2015	2014
	(millions of euros)
Share capital	10,650	10,634
Additional paid-in capital	1,731	1,725
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year(*)	5,229	5,786

Total	17,610	18,145

(*) of which:

Reserve for available-for-sale financial assets	32	75
Reserve for hedging instruments	(249)	(637)
Reserve for exchange differences on translating foreign operations	(1,459)	(350)
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(87)	(96)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	—	—
Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	6,992	6,794

Movements in Share Capital in 2015, amounting to 10,650 million euros, net of treasury shares of 90 million euros, are shown in the tables below:

Reconciliation between the number of outstanding shares at December 31, 2012 and December 31, 2013

	Shares as of December 31, 2012	Shares issued for plans destined for employees	Shares as of December 31, 2013	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,416,839,374	204,151	13,417,043,525	69.01%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,254,622,987	204,151	13,254,827,138

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.99%

Total Telecom Italia S.p.A shares issued (a+d)	19,442,960,035	204,151	19,443,164,186	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,280,743,648	204,151	19,280,947,799

Reconciliation between the number of outstanding shares at December 31, 2013 and December 31, 2014

	Shares as of December 31, 2013	Shares issued for plans destined for employees	Shares as of December 31, 2014	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,417,043,525	53,911,926	13,470,955,451	69.09%
Less: Treasury Shares (b)	(162,216,387)	—	(162,216,387)

Ordinary Shares Outstanding (c)	13,254,827,138	53,911,926	13,308,739,064

Savings Shares Issued and Outstanding (d)	6,026,120,661	—	6,026,120,661	30.91%

Total Telecom Italia S.p.A. shares issued (a+d)	19,443,164,186	53,911,926	19,497,076,112	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,280,947,799	53,911,926	19,334,859,725

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the number of outstanding shares at December 31, 2014 and December 31, 2015

	Shares as of December 31, 2014	Shares issued for plans destined for employees	Shares as of December 31, 2015	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,470,955,451	28,956,320	13,499,911,771	69.13%
Less: Treasury Shares (b)	(162,216,387)	(1,538,001)	(163,754,388)

Ordinary Shares Outstanding (c)	13,308,739,064	27,418,319	13,336,157,383

Savings Shares Issued and Outstanding (d)	6,026,120,661	1,671,038	6,027,791,699	30.87%

Total Telecom Italia S.p.A. shares issued (a+d)	19,497,076,112	30,627,358	19,527,703,470	100.00%

Total Telecom Italia S.p.A. shares outstanding (c+d)	19,334,859,725	29,089,357	19,363,949,082

Reconciliation between the value of the outstanding shares as of December 31, 2012 and December 31, 2013

	Share capital as of December 31, 2012	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2013
	(millions of euros)
Ordinary Shares issued (a)	7,379	—	7,379
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,290	—	7,290

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,693	—	10,693

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,604	—	10,604

Reconciliation between the value of the outstanding shares as of December 31, 2013 and December 31, 2014

	Share capital as of December 31, 2013	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2014
	(millions of euros)
Ordinary Shares issued (a)	7,379	30	7,409
Less: Treasury Shares (b)	(89)	—	(89)

Ordinary Shares Outstanding (c)	7,290	30	7,320

Savings Shares Issued and Outstanding (d)	3,314	—	3,314

Total Telecom Italia S.p.A. share capital issued (a+d)	10,693	30	10,723

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,604	30	10,634

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2014 and December 31, 2015

	Share capital as of December 31, 2014	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2015
	(millions of euros)
Ordinary Shares issued (a)	7,409	16	7,425
Less: Treasury Shares (b)	(89)	(1)	(90)

Ordinary Shares Outstanding (c)	7,320	15	7,335

Savings Shares Issued and Outstanding (d)	3,314	1	3,315

Total Telecom Italia S.p.A. share capital issued (a+d)	10,723	17	10,740

Total Telecom Italia S.p.A. share capital outstanding (c+d)	10,634	16	10,650

Share capital increased by 16 million euros mainly as a result of the following:

•	9 million euros, due to the free allocation of ordinary shares in August 2015—at a ratio of 1 bonus share for every 3 subscribed shares—as part of the “Broad-Based Share Ownership Plan 2014”, approved by the Shareholders’ Meeting of Telecom Italia S.p.A. of April 17, 2013 and commenced in June 2014. As a result of this transaction, a total of 17,007,927 ordinary shares were issued. For further details see the description provided in the Note “Equity compensation plans”;

•	7 million euros, following the conversion of Telecom Italia Media shares into Telecom Italia S.p.A. shares, resulting from the capital increase to service the exchange of shares as part of the merger of Telecom Italia Media into Telecom Italia S.p.A. that took place on September 30, 2015, effective retroactively on January 1, 2015. In particular, at the same time as the merger, the right of withdrawal pursuant to law exercised on 7,553,485 ordinary shares and 1,902,484 savings shares of Telecom Italia Media took effect, and those shares were acquired in full by Telecom Italia S.p.A. and the other shareholders of the company that did not exercise the withdrawal right, at a unit price of 1.055 euros for each ordinary share and 0.6032 euros for each savings share. As a result of the merger, the Telecom Italia Media shares not held by Telecom Italia S.p.A. were exchanged with newly-issued shares, with no par value, of the acquiring company, according to the following ratios:

–	0.66 new ordinary shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date of effect of the Merger, for each ordinary share of Telecom Italia Media;

–	0.47 new savings shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia savings shares as of the date of effect of the Merger, for each savings share of Telecom Italia Media.

The share capital of Telecom Italia S.p.A. was consequently increased, to service the exchange, by a nominal amount of 7,392,540.65 euros, through the issue of 11,769,945 new ordinary shares and 1,671,038 new savings shares.

In addition, in April 2015 a total of 178,448 ordinary shares were issued in connection with the achievement of objectives and conditions set by the regulations of the 2010-2015 Long Term Incentive Plan.

The total value of the ordinary treasury shares on December 31, 2015, amounting to 510 million euros, was recorded as follows: the part relating to par value (90 million euros) was recognized as a deduction from share capital issued and the remaining part as a deduction from other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

SHARE CAPITAL INFORMATION

The Telecom Italia S.p.A. ordinary and savings shares are listed respectively in Italy (FTSE index) and on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The Additional paid-in capital, amounting to 1,731 million euros, increased by 6 million euros compared to December 31, 2014, as a result of the above-mentioned merger by absorption of the subsidiary Telecom Italia Media into Telecom Italia S.p.A..

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year comprised:

•	The Reserve for available-for-sale financial assets, which had a positive balance of 32 million euros at December 31, 2015, representing a decrease of 43 million euros compared to December 31, 2014. The decrease includes unrealized gains on the investments in Assicurazioni Generali and Fin.Priv. by Telecom Italia (4 million euros), as well as unrealized losses on the securities portfolio of Telecom Italia Finance (8 million euros), the recognition in the income statement of the positive reserve relating to the AFLAC Private Placement derivatives maturing 2032 (44 million euros), which were terminated in advance, and the positive fair value adjustment of other available-for-sale financial assets held by the Parent Telecom Italia (5 million euros). This reserve is expressed net of deferred tax liabilities of 11 million euros (at December 31, 2014, it was expressed net of deferred tax liabilities of 29 million euros).

•	The Reserve for cash flow hedges, had a negative balance of 249 million euros at December 31, 2015, (negative 637 million euros at December 31, 2014). This reserve is expressed net of deferred tax assets of 77 million euros (at December 31, 2014, it was expressed net of deferred tax assets of 242 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

•	The Reserve for exchange differences on translating foreign operations showed a negative balance of 1,459 million euros at December 31, 2015, (negative 350 million euros at December 31, 2014). This mainly related to exchange differences in euros on the conversion of the financial statements of the companies in the Brazil Business Unit (negative by 1,227 million euros) and in the Sofora—Telecom Argentina group (negative by 266 million euros).

•	The Reserve for remeasurements of employee defined benefit plans, which had a negative balance of 87 million euros, was up 9 million euros compared to December 31, 2014. This reserve is expressed net of deferred tax assets of 20 million euros (at December 31, 2014, it was expressed net of deferred tax assets of 27 million euros). In particular, this reserve includes the recognition of changes in actuarial gains (losses).

•	The Share of other profits (losses) of associates and joint ventures accounted for using the equity method, was nil at December 31, 2015, and at December 31, 2014.

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year amounted to 6,992 million euros, and increased by 198 million euros, as detailed below:

	Year ended December 31,
	2015	2014
	(millions of euros)
Profit (loss) for the year attributable to Owners of the Parent	(72)	1,350
Dividends approved—Telecom Italia S.p.A.	(166)	(166)
INWIT—effect of sale of the non-controlling interest	279	—
Merger of Telecom Italia Media S.p.A. with Telecom Italia S.p.A.	(39)	—
Convertible Bond issue maturing 2022—Equity component	186	—
Effect of equity transactions of the Sofora—Telecom Argentina group	—	10
Other changes	10	80

Change for the year in Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	198	1,274

In June and July 2015, an IPO was successfully completed for the ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A., which was followed in July by the exercise of the greenshoe option. A total of 39.97% of the capital of the investors was sold to third parties. This transaction did not result in a loss of control for the Telecom Italia Group over INWIT and was therefore treated as a transaction between shareholders in accordance with the accounting standards. Accordingly, no impacts were recognized in the consolidated income statements and the effects of the transaction were recognized directly as an increase in Equity attributable to Owners of the Parent of 279 million euros and Equity attributable to non-controlling interests of 560 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Equity attributable to Non-controlling interests amounted to 3,723 million euros, mainly relating to the companies of the Brazil Business Unit (1,358 million euros) and the Sofora—Telecom Argentina group (1,745 million euros), and was up 169 million euros compared to December 31, 2014, as detailed below:

	Year ended December 31,
	2015	2014
	(millions of euros)
Profit (loss) for the year attributable to Non-controlling interests	729	610
Group Company dividends paid to non-controlling shareholders	(125)	(177)
Changes in the Reserve for exchange differences on translating foreign operations	(1,047)	(194)
INWIT—effect of sale of the non-controlling interest	560	—
Merger of Telecom Italia Media S.p.A. with Telecom Italia S.p.A.	17	—
Effect of Rete A acquisition	—	40
Effect of equity transactions of the Sofora—Telecom Argentina group	—	92
Other changes	35	58

Change for the year in Equity attributable to Non-Controlling interests	169	429

The Reserve for exchange differences on translating foreign operations attributable to non-controlling interests, showed a negative balance of 2,318 million euros at December 31, 2015, (negative 1,271 million euros at December 31, 2014). This related to exchange differences in euros on the conversion of the financial statements of the companies in the Brazil Business Unit (negative by 581 million euros) and in the Sofora—Telecom Argentina group (negative by 1,737 million euros).

Future Potential changes in share capital

“Future potential changes in share capital” are presented in the Note “Earnings per share”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 16—FINANCIAL LIABILITIES (NON—CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

		As of December 31,
		2015	2014
		(millions of euros)
Financial payables (medium/long-term):
Bonds		18,081	22,039
Convertible Bonds		1,802	1,401
Amounts due to banks		5,778	4,812
Other financial payables		991	920

		26,652	29,172
Finance lease liabilities (medium/long-term)		2,271	984
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,595	2,058
Non-hedging derivatives		—	111
Other liabilities		—	—

		1,595	2,169

Total Non-current financial liabilities	(A)	30,518	32,325

Financial payables (short-term):
Bonds		2,318	2,635
Convertible Bonds		1,363	10
Amounts due to banks		1,482	1,274
Other financial payables		233	353

		5,396	4,272
Finance lease liabilities (short-term)		153	169
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		84	224
Non-hedging derivatives		591	21
Other liabilities		—	—

		675	245

Total Current financial liabilities	(B)	6,224	4,686

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C)	348	43

Total Financial liabilities (Gross financial debt)	(A+B+C)	37,090	37,054

The item Convertible Bonds comprises the bond convertible into ordinary shares corresponding to 2,000 million euros, rate of 1.125%, maturing March 26, 2022 (unsecured equity-linked bond) issued by Telecom Italia S.p.A. on March 26, 2015. On May 20, 2015 the Shareholders’ Meeting of Telecom Italia S.p.A. approved the authorization for the conversion of the unsecured equity-linked bond and the share capital increase reserved to service its conversion. The initial conversion price is 1.8476 euros, which may be subject to adjustments in line with market practice for this type of financial instrument. The number of Telecom Italia S.p.A. shares issuable for the possible conversion is 1,082,485,386, subject to adjustments.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2015		As of December 31, 2014
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	8,463	7,774	9,924	8,174
GBP	2,041	2,781	2,539	3,260
BRL	6,442	1,515	4,799	1,488
JPY	20,036	153	19,919	137
EURO	—	24,519	—	23,952

Total excluding Discontinued Operations		36,742		37,011
Discontinued Operations		348		43

Total		37,090		37,054

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

	As of December 31,
	2015	2014
	(millions of euros)
Up to 2.5%	7,165	4,904
From 2.5% to 5%	6,536	6,545
From 5% to 7.5%	14,719	16,678
From 7.5% to 10%	4,542	4,491
Over 10%	483	569
Accruals/deferrals, MTM and derivatives	3,297	3,824

Total excluding Discontinued Operations	36,742	37,011
Discontinued Operations	348	43

Total	37,090	37,054

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

	As of December 31,
	2015	2014
	(millions of euros)
Up to 2.5%	9,835	6,238
From 2.5% to 5%	6,760	10,273
From 5% to 7.5%	12,617	12,364
From 7.5% to 10%	2,371	2,715
Over 10%	1,862	1,597
Accruals/deferrals, MTM and derivatives	3,297	3,824

Total excluding Discontinued Operations	36,742	37,011
Discontinued Operations	348	43

Total	37,090	37,054

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of Financial liabilities—at nominal repayment amount:

	Maturing by December 31, of the year
	2016	2017	2018	2019	2020	After 2020	Total
	(millions of euros)
Bonds(*)	1,771	2,195	1,796	2,688	1,267	11,930	21,647
Loans and other financial liabilities	796	958	1,104	1,806	1,276	624	6,564
Finance lease liabilities	117	97	103	95	103	1,867	2,382

Total	2,684	3,250	3,003	4,589	2,646	14,421	30,593
Current financial liabilities	905	—	—	—	—	—	905

Total excluding Discontinued Operations	3,589	3,250	3,003	4,589	2,646	14,421	31,498
Discontinued Operations	340	—	—	—	—	—	340

Total	3,929	3,250	3,003	4,589	2,646	14,421	31,838

(*)	With regard to the Mandatory Convertible Bond issued at the end of 2013, and maturing in 2016, classified under “Convertible bonds”, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds were broken down as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Non-current portion	18,081	22,039
Current portion	2,318	2,635

Total carrying amount	20,399	24,674
Fair value adjustment and measurement at amortized cost	(752)	(1,060)

Total nominal repayment amount	19,647	23,614

Convertible bonds consisted of:

•	the Mandatory Convertible Bond “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”, for 1,300 million euros, issued by Telecom Italia Finance S.A.;

•	the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by Telecom Italia S.p.A., maturing in 2022 and convertible into newly-issued ordinary shares.

This item was broken as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Non-current portion	1,802	1,401
Current portion	1,363	10

Total carrying amount	3,165	1,411
Fair value adjustment and measurement at amortized cost	135	(111)

Total nominal repayment amount(*)	3,300	1,300

(*)	For the Mandatory Convertible Bond, the repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Bond series convertible into ordinary shares was accounted for by recognizing:

•	a debt component, for an amount equal to the fair value of an identical liability issued by the Company at market conditions, but without conversion rights. This component has been recognized at amortized cost;

•	an equity component, calculated on a residual basis, for the remaining portion up to the amount of the proceeds received from the issue. This equity component (amounting to 186 million euros) will no longer be remeasured.

The costs of the issue have been allocated proportionately to the debt component and the equity component.

The nominal repayment amount of the bonds and convertible bonds totals 22,947 million euros, down 1,967 million euros compared to December 31, 2014 (24,914 million euros) as a result of the new issues, repayments and buybacks in 2015.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2015 (%)	Market value as of December 31, 2015 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	663.3	663.3	5.125%	01/25/2011	01/25/2016	99.686	100.255	665
Euro	708	708	8.250%	03/19/2009	03/21/2016	99.74	101.578	719
Euro	400	400	3 Month Euribor+0.79%	06/07/2007	06/07/2016	100	100.133	401
Euro	544.6	544.6	7.000%	10/20/2011	01/20/2017	(a)100.185	106.727	581
Euro	628.2	628.2	4.500%	09/20/2012	09/20/2017	99.693	106.291	668
GBP	750	1,021.9	7.375%	05/26/2009	12/15/2017	99.608	108.875	1,113
Euro	592.9	592.9	4.750%	05/25/2011	05/25/2018	99.889	108.820	645
Euro	581.9	581.9	6.125%	06/15/2012	12/14/2018	99.737	114.029	664
Euro	832.4	832.4	5.375%	01/29/2004	01/29/2019	99.070	112.248	934
GBP	850	1,158.1	6.375%	06/24/2004	06/24/2019	98.850	108.752	1,259
Euro	719.5	719.5	4.000%	12/21/2012	01/21/2020	99.184	108.749	782
Euro	547.5	547.5	4.875%	09/25/2013	09/25/2020	98.966	113.132	619
Euro	563.6	563.6	4.500%	01/23/2014	01/25/2021	99.447	111.250	627
Euro	(b)199.8	199.8	6 Month Euribor (base 365)	01/01/2002	01/01/2022	100	100	200
Euro	883.9	883.9	5.250%	02/10/2010	02/10/2022	99.295	114.655	1,013
Euro	(d)2,000	2,000	1.125%	03/26/2015	03/26/2022	100.000	112.955	2,259
Euro	1,000	1,000	3.250%	01/16/2015	01/16/2023	99.446	101.650	1,017
GBP	400	545	5.875%	05/19/2006	05/19/2023	99.622	107.679	587
USD	1,500	1,377.8	5.303%	05/30/2014	05/30/2024	100	99.313	1,368
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667	100.179	671

Sub-Total		15,638.4						16,792

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	(c)1,300	1,300	6.125%	11/15/2013	11/15/2016	100	147.799	1,921
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	(a)109.646	131.482	1,335

Sub-Total		2,315.0						3,256

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	(e)676.6	621.5	6.999%	06/04/2008	06/04/2018	100	108.720	676
USD	(e)759.7	697.8	7.175%	06/18/2009	06/18/2019	100	111.163	776
USD	1,000	918.5	6.375%	10/29/2003	11/15/2033	99.558	96.370	885
USD	1,000	918.5	6.000%	10/06/2004	09/30/2034	99.081	94.059	864
USD	1,000	918.5	7.200%	07/18/2006	07/18/2036	99.440	101.279	930
USD	1,000	918.5	7.721%	06/04/2008	06/04/2038	100	104.702	962

Sub-Total		4,993.3						5,093

Total		22,946.7						25,141

(a)	Weighted average issue price for bonds issued with more than one tranche.

(b)	Reserved for employees.

(c)	Mandatory Convertible Bond.

(d)	Bond convertible into newly-issued Telecom Italia S.p.A. ordinary treasury shares. On May 20, 2015 the Shareholders’ Meeting of Telecom Italia S.p.A. approved the authorization for the conversion of the unsecured equity-linked bond and the share capital increase reserved to service its conversion.

(e)	Net of the securities bought back by Telecom Italia S.p.A. on July 20, 2015.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables list the changes in bonds during 2015:

New issues

New issues	Currency	Amount (millions of original currency)	Issue date
Telecom Italia S.p.A. 1,000 million euros 3.250% maturing 01/16/2023	Euro	1,000	01/16/2015
Telecom Italia S.p.A. bond convertible (*) into Ordinary Shares 2,000 million euros 1.125% maturing 03/26/2022	Euro	2,000	03/26/2015

(*)	On May 20, 2015, the Shareholders’ Meeting of Telecom Italia S.p.A. approved the share capital increase to service the conversion of the unsecured equity-linked bond issue.

Repayments

Repayments	Currency	Amount (millions of original currency)	Repayment date
Telecom Italia Finance S.A. 3.550% 20,000 million JPY(1)	JPY	20,000	05/14/2015
Telecom Italia S.p.A. 4.625% 514 million euros(2)	Euro	514	06/15/2015
Telecom Italia Capital S.A. 5.250% 765 million USD(3)	USD	765	10/01/2015
Telecom Italia S.p.A. EURIBOR 3M + 0.66% 120 million euros	Euro	120	11/23/2015
Telecom Italia S.p.A. 5.625% 500 million GBP	GBP	500	12/29/2015

(1)	Early repayment of the AFLAC Private Placement maturing 5/14/2032.

(2)	Net of buybacks by the Company of 236 million euros during 2014 and the first half of 2015.

(3)	Net of buybacks by Telecom Italia S.p.A. of 635 million USD during 2013.

Buybacks

On January 23, 2015 Telecom Italia S.p.A. successfully concluded the buyback public offer on four bond issues, maturing between June 2015 and September 2017, buying back a total nominal amount of 810.3 million euros.

Details of the bond issues bought back are provided below:

Buybacks—Bond Name	Outstanding nominal amount prior to the purchase offer (Euro)	Repurchased nominal amount (Euro)	Buyback price
Telecom Italia S.p.A.—750 million euros, maturing June 2015, coupon 4.625%(1)	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A.—1,000 million euros, maturing January 2016, coupon 5.125%(2)	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A.—1,000 million euros, maturing January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A.—1,000 million euros, maturing September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1)	Net of buybacks by the Company of 172 million euros during 2014.

(2)	Net of buybacks by the Company of 228 million euros during 2014.

On April 24, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on nine bond issues of Telecom Italia S.p.A., maturing between January 2017 and February 2022, buying back a total nominal amount of 2,000 million euros (none of the buybacks were accepted for the Notes maturing in September 2017 and January 2017 submitted under the Offers).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details of the bond issues bought back are provided below:

Buybacks—Bond Name	Outstanding nominal amount prior to the purchase offer (Euro)	Repurchased nominal amount (Euro)	Buyback price
Telecom Italia S.p.A.—750 million euros, maturing May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%
Telecom Italia S.p.A.—750 million euros, maturing December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A.—1,250 million euros, maturing January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A.—1,000 million euros, maturing January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A.—1,000 million euros, maturing September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A.—1,000 million euros, maturing January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A.—1,250 million euros, maturing February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

On July 20, 2015, Telecom Italia S.p.A. successfully concluded the buyback offer on five bond issues maturing between January 2017 and January 2019, buying back a total nominal amount of 467.3 million euros.

Details of the bond issues bought back are provided below:

Buybacks—Bond Name	Outstanding nominal amount prior to the purchase offer (Euro)	Repurchased nominal amount (Euro)	Buyback price
Telecom Italia S.p.A.—1,000 million euros, maturing January 2017, coupon 7.000%(1)	625,692,000	81,141,000	109.420%
Telecom Italia S.p.A.—1,000 million euros, maturing September 2017, coupon 4.500%(2)	736,026,000	107,811,000	107.428%
Telecom Italia S.p.A.—750 million euros, maturing May 2018, coupon 4.750%(3)	714,121,000	121,223,000	109.477%
Telecom Italia S.p.A.—750 million euros, maturing December 2018, coupon 6.125%(4)	628,986,000	47,108,000	115.395%
Telecom Italia S.p.A.—1,250 million euros, maturing January 2019, coupon 5.375%(5)	942,400,000	110,000,000	112.960%

(1)	Net of buybacks by the Company of 374 million euros in January 2015.

(2)	Net of buybacks by the Company of 264 million euros in January 2015.

(3)	Net of buybacks by the Company of 36 million euros in April 2015.

(4)	Net of buybacks by the Company of 121 million euros in April 2015.

(5)	Net of buybacks by the Company of 308 million euros in April 2015.

On July 20, 2015, Telecom Italia S.p.A. also successfully concluded the buyback offer on two bond issues of Telecom Italia Capital S.A. maturing June 2018 and June 2019, buying back a total nominal amount of 563.7 million USD.

Details of the bond issues bought back are provided below:

Buybacks—Bond Name	Outstanding nominal amount prior to the purchase offer (USD)	Repurchased nominal amount (USD)	Buyback price
Telecom Italia Capital S.A.—1,000 million USD, maturing June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%
Telecom Italia Capital S.A.—1,000 million USD, maturing June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Medium/long-term amounts due to banks totaling 5,778 million euros (4,812 million euros at December 31, 2014) increased by 966 million euros, mainly due to bilateral term loans. Short-term amounts due to banks totaled 1,482 million euros, increasing 208 million euros (1,274 million euros at December 31, 2014). Short-term amounts due to banks included 696 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amounted to 991 million euros (920 million euros at December 31, 2014) and increased by 71 million euros. They included:

•	250 million euros of loans from Cassa Depositi e Prestiti taken out by Telecom Italia S.p.A. of which 100 million euros expiring April 2019 and 150 million euros expiring October 2019;

•	155 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029; and

•	600.6 million USD (equivalent to 552 million euros) expiring October 2020 following the issuance by Telecom Italia International N.V. of a Note in favor of the Fintech group for the completion of the sale of ownership interests held by Telecom Italia Group in Telecom Argentina. The Note was pledged in favor of Telecom Italia S.p.A. and Telecom Italia International N.V., as guarantee of performance of the agreement with the Fintech group. The liability was extinguished on March 8, 2016, following completion of the sale.

Short-term other financial payables amounted to 233 million euros (353 million euros at December 31, 2014), down 120 million euros. They included 111 million euros of the current portion of the medium/long-term other financial payables, of which 92 million euros relating to the remaining payable from the loan taken out by Telecom Italia S.p.A. with the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016.

Medium/long-term finance lease liabilities totaled 2,271 million euros (984 million euros at December 31, 2014) and are mainly related to property leases accounted for using the financial method established by IAS 17. The increase, with respect to the end of 2014, mainly consisted of:

•	1,178 million euros of gross impact from the renegotiation and/or signing of new real estate contracts of Telecom Italia S.p.A. that resulted in a reclassification from operating leases to financial leases, and the remeasurement of liabilities already considered as financial leases, following the contractual amendments made; and

•	337 million euros for the partial sale and lease back of the telecommunications towers in Brazil.

Short-term finance lease liabilities amounted to 153 million euros (169 million euros at December 31, 2014).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,595 million euros (2,058 million euros at December 31, 2014). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 84 million euros (224 million euros at December 31, 2014).

Non-hedging derivatives relating to items classified as current and non-current financial liabilities totaled 591 million euros (132 million euros at December 31, 2014) and consisted of 565 million euros (111 million euros at December 31, 2014) for the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). At December 31, 2015 the measurement of the embedded option resulted in the recognition in the income statement of an expense of 454 million euros (expense of 174 million euros at December 31, 2014). In addition, these also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

The non-current portion of non-hedging derivatives classified under financial liabilities amounted to zero (111 million euros at December 31, 2014), while the current portion amounted to 591 million euros (21 million euros at December 31, 2014).

“Covenants” and “Negative pledges” existing at December 31, 2015

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

With reference to the loans taken out by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), at December 31, 2015, the nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros only need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euro loan, signed on December 14, 2015, Telecom Italia guaranteed that, for the entire duration of the loan, the total financial debt of the Group companies, excluding Telecom Italia, will be lower than 35% (thirty-five percent) of the Group’s total financial debt. This guarantee does not include other debt that is fully and irrevocably secured by Telecom Italia.

EIB loans secured by banks or entities approved by the EIB for a nominal amount of 1,450 million euros and the 300 million euro loan, signed on July 30, 2014 and the 500 million euro loan, signed on December 14, 2015 the following covenants apply :

•	“Inclusion clause”, covering a total of 1.65 billion euros of loans, under which, in the event Telecom Italia commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right, if, in its reasonable opinion, it considers that such changes may have a negative impact on Telecom Italia’s financial capacity, to request further guarantees or the modification of the loan contract to include an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network, or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a sustantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

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

In the Loan Agreements and the Bonds, Telecom Italia is required to provide notification of change of control. Whether a change of control has occurred and the applicable consequences, including the establishment of guarantees, acceleration and/or cancellation, are specifically provided for in the individual agreements.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In addition, the outstanding loans generally contain a commitment by Telecom Italia, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the TIM Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2015, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2015:

	As of December 31,
	2015		2014
	Agreed	Drawn down	Agreed	Drawn down
	(billion of euros)
Revolving Credit Facility—expiring May 2017	4.00	—	4.00	—
Revolving Credit Facility—expiring March 2018	3.00	—	3.00	—

Total	7.00	—	7.00	—

Telecom Italia has two syndicated Revolving Credit Facilities of 4 billion euros and 3 billion euros expiring May 24, 2017 and March 25, 2018, respectively, both of which are not yet drawn down.

On December 14, 2015, a number of beneficial changes were made to the economic terms of the Revolving Credit Facilities, including extension of their terms by two years, effective January 4, 2016.

Telecom Italia also has access to:

•	a bilateral term loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral term loans from Cassa Depositi e Prestiti, one for 100 million euros expiring in April 2019 and another for 150 million euros expiring in October 2019, both drawn down for the full amount;

•	two bilateral term loans from Mediobanca, one for 200 million euros expiring in November 2019 and another for 150 million euros expiring in July 2020, both drawn down for the full amount;

•	a bilateral term loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

Telecom Italia rating at December 31, 2015

At December 31, 2015, the three rating agencies—Standard & Poor’s, Moody’s and Fitch Ratings—rated Telecom Italia as follows:

	Rating	Outlook
STANDARD &POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 17—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the work of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

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

In managing market risk, the Group has adopted Guidelines on “Financial risk management and control” and mainly uses the following financial derivatives:

•	Interest Rate Swaps (IRS), to modify the profile of the original exposure to interest rate risks on loans and bonds, both fixed or variable;

•	Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for the managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

All derivative financial instruments are entered into with banking and financial counterparts with at least a “BBB-” rating from Standard & Poor’s or equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2015;

•	the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•	in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;

•	the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis;

•	the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Price risk—Embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A.

The measurement for accounting purposes of the embedded option of the mandatory convertible bond issued in November 2013 by the subsidiary Telecom Italia Finance S.A. for an amount of 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”) is dependent on various factors including the performance of the ordinary shares of Telecom Italia S.p.A.

With respect to the value at December 31, 2015, if the ordinary shares of Telecom Italia S.p.A., with other valuation factors remaining equal, increase by 10%, the value of the embedded option would suffer a negative change of 176 million euros, whereas for a decrease of 10%, the change would be positive by 68 million euros.

Exchange rate risk—Sensitivity analysis

At December 31, 2015 (and also at December 31, 2014), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. Accordingly, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk—Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•	with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in line with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•	if at December 31, 2015 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the net fiscal impact, would have been recognized in the income statement of 60 million euros (57 million euros at December 31, 2014).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Total financial liabilities (at the nominal repayment amount)

	As of December 31, 2015			As of December 31, 2014
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Bonds	18,836	4,111	22,947	18,437	6,477	24,914
Loans and other financial liabilities	3,576	5,370	8,946	3,276	4,553	7,829

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	22,412	9,481	31,893	21,713	11,030	32,743
Total current financial liabilities(*)	121	784	905	39	415	454

Total excluding Discontinued Operations	22,533	10,265	32,798	21,752	11,445	33,197
Discontinued Operations	340	—	340	42	—	42

Total	22,873	10,265	33,138	21,794	11,445	33,239

(*)	At December 31, 2015, variable-rate current liabilities include 99 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (179 million euros at December 31, 2014).

Total financial assets (at the nominal investment amount)

	As of December 31, 2015			As of December 31, 2014
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Cash and cash equivalents	—	2,049	2,049	—	3,225	3,225
Securities	1,006	1,653	2,659	884	1,988	2,872
Other receivables	1,333	538	1,871	831	444	1,275

Total excluding Discontinued Operations	2,339	4,240	6,579	1,715	5,657	7,372
Discontinued Operations	164	63	227	51	113	164

Total	2,503	4,303	6,806	1,766	5,770	7,536

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Total financial liabilities

	As of December 31, 2015		As of December 31, 2014
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	22,626	5.71	24,742	5.89
Loans and other financial liabilities	10,819	3.34	8,823	3.86

Total(*)	33,445	4.94	33,565	5.36

(*)	Does not include Liabilities directly associated with Discontinued operations/non-current assets held for sale of a financial nature.

Total financial assets

	As of December 31, 2015		As of December 31, 2014
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Cash and cash equivalents	2,049	0.19	3,225	0.22
Securities	2,659	7.25	2,872	7.08
Other receivables	163	5.16	193	7.19

Total(*)	4,871	4.21	6,290	3.56

(*)	Does not include Discontinued operations/Non-current assets held for sale of a financial nature.

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

Risk related to trade receivables is managed using customer scoring and analysis systems. For specific categories of trade receivables the Group also makes use of factoring, mainly on a “non-recourse” basis.

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

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources;

•	bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of medium term liquidity, as well as the improvement in the average yield.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits of the European companies are made with leading banking and financial institutions rated no lower than “investment grade”. Investments by the companies in South America are made with leading local counterparties. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments have been carried out in compliance with the Group Guidelines on “Financial risk management and control”.

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

Over 11% of gross financial debt at December 31, 2015 (nominal repayment amount) will become due in the next 12 months.

Current financial assets at December 31, 2015, together with unused committed bank lines, ensure complete coverage of debt repayment obligations also beyond the next 24 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2015. The portions of principal and interest of the hedged liabilities include both the disbursements and the receipts of the relative hedging derivatives. Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Financial liabilities—Maturities of contractually expected disbursements

		Maturing by December 31, of the year
		2016	2017	2018	2019	2020	After 2020	Total
		(millions of euros)
Bonds(*)	Principal	1,771	2,195	1,796	2,688	1,267	11,930	21,647
	Interest	1,280	1,106	932	803	652	6,687	11,460

Loans and other financial liabilities	Principal	796	958	1,104	1,806	1,276	624	6,564
	Interest	77	67	94	16	(17)	(929)	(692)

Finance lease liabilities	Principal	117	97	103	95	103	1,867	2,382
	Interest	121	136	130	124	118	1,207	1,836

Non-current financial liabilities(**)	Principal	2,684	3,250	3,003	4,589	2,646	14,421	30,593
	Interest	1,478	1,309	1,156	943	753	6,965	12,604

Current financial liabilities	Principal	905	—	—	—	—	—	905
	Interest	6	—	—	—	—	—	6

Total financial liabilities	Principal	3,589	3,250	3,003	4,589	2,646	14,421	31,498
	Interest	1,484	1,309	1,156	943	753	6,965	12,610

(*)	For the Mandatory Convertible Bond, whose mandatory conversion into shares will take place in 2016, only the payment of interest was considered and not the cash settlement repayment of the principal.

(**)	These include hedging and non-hedging derivatives.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Derivatives on financial liabilities—Contractually expected interest flows

	Maturing by December 31, of the year
	2016	2017	2018	2019	2020	After 2020	Total
	(millions of euros)
Disbursements	490	473	425	351	299	3,196	5,234
Receipts	(646)	(647)	(542)	(489)	(388)	(4,354)	(7,066)

Hedging derivatives—net (receipts) disbursements	(156)	(174)	(117)	(138)	(89)	(1,158)	(1,832)

Disbursements	335	105	75	147	52	7	721
Receipts	(421)	(121)	(64)	(154)	(77)	(6)	(843)

Non-hedging derivatives—net (receipts) disbursements	(86)	(16)	11	(7)	(25)	1	(122)

Total net (receipts) disbursements	(242)	(190)	(106)	(145)	(114)	(1,157)	(1,954)

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by the present value discounting of the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs involve the exchange of the reference interest and principal, in the respective currencies of denomination.

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

Derivative financial instruments at December 31, 2015 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), and currency forwards to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.

IRS transactions, provide for or may entail, at specified maturity dates, the exchange of flows of interest, calculated on the notional amount, at the agreed fixed or variable rates.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, may provide for the exchange of principal, in the respective currencies of denomination, at maturity or spot.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table shows the derivative financial instruments of the Telecom Italia Group at December 31, 2015 and at December 31, 2014, by type:

Type	Hedged Risk	Notional amount at 12/31/2015	Notional amount at 12/31/2014	Spot(*) Mark-to-Market (Clean Price) at 12/31/2015	Spot(*) Mark-to-Market (Clean Price) at 12/31/2014
		(millions of euros)
Interest rate swaps	Interest rate risk	2,889	4,800	35	159
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	851	1,644	215	169

Total Fair Value Hedge Derivatives(**)		3,740	6,444	250	328

Interest rate swaps	Interest rate risk	800	520	(8)	(31)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	8,521	9,654	889	(516)
Forward and FX Options(***)	Currency exchange rate risk	455	—	—	—

Total Cash Flow Hedge Derivatives(**)		9,776	10,174	881	(547)

Total Non-Hedge Accounting Derivatives		2,319	2,122	(316)	45

Total Telecom Italia Group Derivatives		15,835	18,740	815	(174)

(*)	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

(**)	On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.

(***)	The notional amount of the FX options is reflected in both the CFH section and the NH section because only the intrinsic value portion is documented in the hedge accounting, whereas the time value is treated as a NH derivative.

The category “Non-Hedge Accounting derivatives” also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Finance S.A. amounting to 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

The hedging of cash flows by “Cash Flow Hedges derivatives” was considered highly effective and at December 31, 2015 led to:

•	recognition in equity of unrealized gains of 553 million euros;

•	reversal from equity to the income statement of net income from exchange rate adjustments of 854 million euros.

Furthermore, at December 31, 2015, the total loss of the hedging instruments still recognized in equity amounted to approximately zero due to the effect of transactions early terminated over the years. The positive impact reversed to the income statement during 2015 is approximately zero.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
GBP	850	Jan 2016	June 2019	6.375%	Annually
GBP	400	Jan 2016	May 2023	5.875%	Annually
USD	186	Jan 2016	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2016	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2016	July 2036	7.20%	Semiannually
USD	677	Jan 2016	June 2018	6.999%	Semiannually
USD	1,000	Jan 2015	June 2038	7.721%	Semiannually
Euro	400	Jan 2016	June 2016	3-month Euribor +0.79%	Quarterly
GBP	750	Jan 2016	Dec 2017	3.72755%	Annually
USD	760	Jan 2016	June 2019	7.175%	Semiannually
USD	1,000	Jan 2016	Sept 2034	6%	Semiannually
USD	1,500	Jan 2016	May 2024	5.303%	Semiannually
USD	186	Jan 2016	Oct 2029	0.75%	Semiannually
USD	186	Jan 2016	Oct 2017	1.00%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2015 was positive by 21 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment—CVA/DVA).

NOTE 19—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Measurement at fair value

For the purposes of the comparative information between the carrying amounts and fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of the Telecom Italia Group consists of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Financial assets (non-current and current)”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: the present value of future cash flows, using market interest rates at December 31, 2015, has been assumed;

•	for some types of loans granted by government institutions for social development purposes, for which fair value cannot be reliably calculated, the carrying amount has been used.

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

The following tables set out, for assets and liabilities at December 31, 2015 and December 31, 2014 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses. It does not include Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale.

Key for IAS 39 categories
Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale Financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at December 31, 2015

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
			(millions of euros)
Assets
Loans and receivables	LaR		7,713	7,710	3						7,713
Non-current assets
Receivables from employees		9	39	39
Other financial receivables		9	7	7
Miscellaneous receivables		10	276	273	3
Current assets
Receivables from employees		9	14	14
Other short-term financial receivables		9	1	1
Cash and cash equivalents		9	3,559	3,559
Trade receivables		13	3,660	3,660
Other receivables		13	157	157
Available-for-sale financial assets	AfS		1,045		23	1,022					1,045
Non-current assets
Other investments		8	45		23	22		3	19
Securities other than investments		9	3			3		3
Current assets
Securities other than investments		9	997			997		997
Financial assets at fair value through profit or loss held for trading	FAHfT		756				756				756
Non-current assets
Non-hedging derivatives		9	115				115		115
Current assets
Non-hedging derivatives		9	150				150		150
Securities other than investments: held for trading			491				491	491
Hedging derivatives	HD		2,907			2,642	265				2,907
Non-current assets
Hedging derivatives		9	2,755			2,504	251		2,755
Current assets
Hedging derivatives		9	152			138	14		152
Financial receivables for lease contracts	n.a.		105							105	105
Non-current assets		9	70							70
Current assets		9	35							35

Total			12,526	7,710	26	3,664	1,021	1,494	3,191	105	12,526

Consolidated Financial Statements	Notes To Consolidated Financial Statements

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
			(millions of euros)
Liabilities
Financial liabilities at amortized cost	FLAC/HD		37,027	37,027							39,531
Non-current liabilities
Financial payables		16	26,652	26,652							—
Current liabilities
Financial payables		16	5,396	5,396							—
Trade and miscellaneous payables and other current liabilities		23	4,979	4,979
Financial liabilities at fair value through profit or loss held for trading	FLHfT		591				591				591
Non-current liabilities
Non-hedging derivatives			—				—		—
Current liabilities
Non-hedging derivatives			591				591		591
Hedging derivatives	HD		1,679			1,677	2				1,679
Non-current liabilities
Hedging derivatives		16	1,595			1,593	2		1,595
Current liabilities
Hedging derivatives		16	84			84	—		84
Finance lease liabilities	n.a.		2,424							2,424	3,622
Non-current liabilities		16	2,271							2,271
Current liabilities		16	153							153

Total			41,721	37,027	—	1,677	593	—	2,270	2,424	45,423

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at December 31, 2014

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2014	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2014
	(millions of euros)
Assets
Loans and receivables	LaR		9,457	9,453	4						9,457
Non-current assets
Receivables from employees		9	30	30
Other financial receivables		9	5	5
Miscellaneous receivables		10	338	334	4
Current Assets
Receivables from employees		9	12	12
Other short-term financial receivables		9	3	3
Cash and cash equivalents		9	4,812	4,812
Trade receivables		13	4,074	4,074
Other receivables		13	183	183
Available-for-sale financial assets	AfS		1,349		25	1,324					1,349
Non-current assets
Other investments		8	43		25	18		3	15
Securities other than investments		9	6			6		6
Current Assets
Securities other than investments		9	1,300			1,300		1,300
Financial assets at fair value through profit or loss held for trading	FAHfT		167				167				167
Non-current assets
Non-hedging derivatives		9	149				149		149
Current Assets
Non-hedging derivatives			18				18		18
Hedging derivatives	HD	9	2,386			1,894	492				2,386
Non-current assets
Hedging derivatives		9	2,163			1,742	421		2,163
Current Assets
Hedging derivatives		9	223			152	71		223
Financial receivables for lease contracts	n.a.		147							147	147
Non-current assets		9	92							92
Current Assets		9	55							55

Total			13,506	9,453	29	3,218	659	1,309	2,568	147	13,506

Consolidated Financial Statements	Notes To Consolidated Financial Statements

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2014	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2014
	(millions of euros)
Liabilities
Financial liabilities at amortized cost	FLAC/HD		38,947	38,947							41,110
Non-current liabilities
Financial payables		16	29,172	29,172							—
Current liabilities
Financial payables		16	4,272	4,272							—
Trade and miscellaneous payables and other current liabilities		23	5,503	5,503
Financial liabilities at fair value through profit or loss held for trading	FLHfT		132				132				132
Non-current liabilities
Non-hedging derivatives			111				111		111
Current liabilities
Non-hedging derivatives			21				21		21
Hedging derivatives	HD		2,282			2,274	8				2,282
Non-current liabilities
Hedging derivatives		16	2,058			2,058			2,058
Current liabilities
Hedging derivatives		16	224			216	8		224
Finance lease liabilities	n.a.		1,153							1,153	1,479
Non-current liabilities		16	984							984
Current liabilities		16	169							169

Total			42,514	38,947	—	2,274	140	—	2,414	1,153	45,003

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category—Year 2015

	IAS 39 categories	Net gains/ (losses), 2015(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(207)	202
Available-for-sale financial assets	AfS	36
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(305)
Financial liabilities at amortized cost	FLAC	(2,013)	(1,636)

Total		(2,489)	(1,434)

(1)	Of which 4 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category—Year 2014

	IAS 39 categories	Net gains/ (losses), 2014 (1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(398)	205
Available-for-sale financial assets	AfS	52
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(222)
Financial liabilities at amortized cost	FLAC	(1,828)	(1,659)

Total		(2,396)	(1,454)

(1)	Of which, 1 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

NOTE 20—EMPLOYEE BENEFITS

Employee benefits increased 393 million euros compared to December 31, 2014 and were broken down as follows:

		As of December 31, 2013	Increases/ Present value	Decrease	Exchange differences and other changes	As of December 31, 2014
		(millions of euros)
Provision for employee severance indemnities	(A)	863	241	(76)	3	1,031

Provision for pension plans		22	5	(2)	—	25
Provision for termination benefit incentives		30	1	(24)	(2)	5

Total other provisions for employee benefits	(B)	52	6	(26)	(2)	30

Total	(A+B)	915	247	(102)	1	1,061

Of which:
Non-current portion		889				1,056
Current portion(*)		26				5

(*)	The current portion refers only to Other provisions for employee benefits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		As of December 31, 2014	Increases/ Present value	Decrease	Exchange differences and other changes	As of December 31, 2015
		(millions of euros)
Provision for employee severance indemnities	(A)	1,031	6	(22)	3	1,018

Provision for pension plans		25	—	(2)	—	23
Provision for termination benefit incentives		5	416	(8)	—	413

Total other provisions for employee benefits	(B)	30	416	(10)	—	436

Total	(A+B)	1,061	422	(32)	3	1,454

Of which:
Non-current portion		1,056				1,420
Current portion(*)		5				34

(*)	The current portion refers only to Other provisions for employee benefits.

The Provision for employee severance indemnities only refers to Italian companies and decreased overall by 13 million euros. The reduction of 22 million euros under “Decreases” relates to indemnities paid during the period to employees who terminated employment or for advances. The increase of 6 million euros in the column “Increases/Present value” consists of the following:

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Current service cost(*)	—	—	—
Finance expenses	22	32	37
Net actuarial losses (gains) for the year	(16)	209	29

Total	6	241	66

Effective return on plan assets	there are no assets servicing the plan

(*)	Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the accruals of companies with less than 50 employees, amounting to 0.3 million euros in 2015 (essentially unchanged compared to 2014).

The net actuarial gains recognized at December 31, 2015, totaling 16 million euros (a net actuarial loss of 209 million euros in 2014), are essentially the result of the change in the discount rate of 2.03% applied, from the 1.89% of December 31, 2014. To take account of the expected future progressive increase in the inflation rate, which is currently particularly low, the rate has been differentiated over the individual years for the actuarial calculation, as detailed further below.

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

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” as follows:

•	the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority, as well as the estimated increase in the compensation level at the measurement date—only for employees of companies with less than 50 employees during the year 2006;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro-rate”.

The following assumptions have been made:

Financial assumptions	Executives	Non executives
Inflation rate
2016	1.50% per annum	1.50% per annum
2017	1.80% per annum	1.80% per annum
2018	1.70% per annum	1.70% per annum
2019	1.60% per annum	1.60% per annum
2020 onwards	2.00% per annum	2.00% per annum
Discount rate	2.03% per annum	2.03% per annum
Employee severance indemnities annual increase rate
2016	2.625% per annum	2.625% per annum
2017	2.850% per annum	2.850% per annum
2018	2.775% per annum	2.775% per annum
2019	2.700% per annum	2.700% per annum
2020 onwards	3.000% per annum	3.000% per annum
Increase in compensation
•equal to or less than 40 years of age	1.0% per annum	1.0% per annum
•over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum

•over 55 years of age	0.0% per annum	0.0% per annum

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Demographic assumptions	Executives	Non executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”

Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex

Probability of resignation:
•up to 40 years of age	6.50%	1.00%
•from 41 to 50 years of age	2.0%	0.50%
•from 51 to 59 years of age	2.0%	0.50%
•from 60 to 64 years of age	20.00%	6.50%
•over 65 years of age	none	none

Probability of retirement:	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011

Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5% per annum	1.5% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2015 of 1,018 million euros (1,031 million euros at the end of 2014).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumptions that were reasonably possible at that date, stated in amounts.

The weighted average duration of the obligation is 12.5 years.

Changes in assumptions	Amounts (millions of euros)
Turnover rate:
+0.25 p.p	(2)
- 0.25 p.p	2

Annual inflation rate:
+0.25 p.p	22
- 0.25 p.p	(22)

Annual discount rate:
+0.25 p.p	(29)
- 0.25 p.p	30

The Provision for pension plans amounted to 23 million euros at December 31, 2015 (25 million euros at December 31, 2014) and mainly represented pension plans in place at foreign companies of the Group.

Provision for termination benefit incentives increased in total by 408 million euros, following recognition of an amount of 399 million euros of the impact resulting from the various agreements signed in 2015 by Telecom Italia S.p.A., Telecom Italia Information Technology, HR Services and Telecom Italia Sparkle with the trade unions, as part of the process of dialog between the parties, aimed at managing surplus personnel, and due to the streamlining processes affecting all the companies operating in the TLC sector. The provision includes commitments by Olivetti S.p.A., totaling 17 million euros, in connection with the restructuring plan announced in May 2015.

For further details please see Note “Employee benefits expenses”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 21—PROVISIONS

Provisions increased by 30 million euros compared to December 31, 2014 and were broken down as follows:

	As of December 31, 2014	Increase	Used through income statement	Used directly	Exchange differences and other changes	As of December 31, 2015
	(millions of euros)
Provision for taxation and tax risks	126	13	—	(7)	(13)	119
Provision for restoration costs	447	28	(55)	(8)	(80)	332
Provision for legal disputes	155	350	—	(127)	94	472
Provision for commercial risks	131	1	(3)	(5)	(109)	15
Provision for risks and charges on investments and corporate-related transactions	70	4	(31)	(3)	—	40
Other provisions	38	10	(24)	(4)	(1)	19

Total	967	406	(113)	(154)	(109)	997

Of which:
Non-current portion	720					551
Current portion	247					446

The non-current portion of provisions for risks and charges mainly relates to the provision for restoration costs. In accordance with accounting standards, the total amount of the provision is calculated by re-measuring the amounts for which a probable outlay is contemplated, based on estimated inflation rates for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

Provision for taxation and tax risks was essentially unchanged compared to 2014. The figure at December 31, 2015 mainly related to companies in the Domestic Business Unit (62 million euros) and companies in the Brazil Business Unit (53 million euros).

Provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets—in particular: batteries, wooden poles and equipment—and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (324 million euros) and to the Brazil Business Unit (8 million euros).

The 55 million euros amount relates entirely to the Brazil business unit and is the result of the sale of the telecommunications towers, which resulted in the lapse of the obligation toward these telecommunication towers; this amount is one of the components of the gain realized from this transaction.

The item “Exchange differences and other changes” mainly reflects the effect of the change in the useful life of the passive infrastructure of the mobile telephone Base Transceiver Stations (BTSs) located in Italy and the consequent lengthening of the discounting period, as a result of which the provisions was reduced by a total of 57 million euros.

This change was recognized as follows:

•	30 million euros as a reduction in the gross carrying amount of the assets it relates to;

•	the remaining 27 million euros as a reduction in the depreciation expense for 2015.

Provision for legal disputes included the provision for litigation with employees, social security entities, regulatory authorities and other counterparties.

The figure, at December 31, 2015, included 425 million euros essentially for the Domestic Business Unit and 45 million euros for the Brazil Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

This item increased by 317 million euros compared to December 31, 2014, mainly due to provisions for litigation with the Public Administration, telecommunication operators and other third parties.

It includes a reclassification from the provision for commercial risks of 109 million euros made by Telecom Italia S.p.A. in order to provide representation of the associated risks in line with the developments in the matter.

Provision for commercial risks decreased, by 116 million euros compared to the end of December 2014, mainly due to the above-mentioned reclassification.

Provision for risks and charges on investments and corporate-related transactions decreased by 30 million euros compared to 2014, mainly due to the removal of the related risks and the consequent release to the income statement during the year.

Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

NOTE 22—MISCELLANEOUS PAYABLES AND OTHER NON—CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities increased by 413 million euros compared to December 31, 2014 and were broken down as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Payables to social security agencies	23	22
Capital grants	270	19
Deferred income	750	574
Income tax payables(*)	49	59
Other	18	23

Total	1,110	697

(*)	Analyzed in the Note “Income tax expense”.

Payables to social security agencies related to the residual amount payable to the INPS for estimated employee benefit obligations owed under Law 58/1992, as well as—from 2015—the amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Law 92 of June 28, 2012, the “Fornero” law (see the Note “Employee benefits expenses” for more details).

Details are as follows:

	As of December 31,
	2015	2014
	(millions of euros)
Non-current payables:
Due from 2 to 5 years after the end of the reporting period	13	10
Due beyond 5 years after the end of the reporting period	10	12

	23	22
Current payables	8	8

Total	31	30

The item capital grants represents the component yet to be released to the income statement based on the remaining period (estimated in approximately 18 years) of depreciation of the assets that the grants refer to. The 251 million euro increase at December 31, 2015 is mainly related to the construction of infrastructure for the Ultra-Broadband-UBB and Broadband-BB projects.

Deferred income includes 286 million euros (293 million euros at December 31, 2014) for the deferral of revenues from the activation of the telephone service of Telecom Italia S.p.A.. This item also includes the non-current portion (around 217 million euros) of the deferred gain on the sale and lease back of the telecommunication towers by the Brazil Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 23—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased by 614 million euros compared to December 31, 2014 and were broken down as follows:

		As of December 31,
		2015		2014
			Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
		(millions of euros)
Payables on construction work	(A)	29		35

Trade payables:
Payables to suppliers		4,012	4,012	4,622	4,622
Payables to other telecommunication operators		409	409	419	419

	(B)	4,421	4,421	5,041	5,041

Tax payables	(C)	265		458

Miscellaneous payables and other current liabilities:
Payables for employee compensation		317		336
Payables to social security agencies		172		180
Trade and miscellaneous deferred income		790		791
Advances received		41		40
Customer-related items		788	209	847	211
Payables for “TLC operating fee”		24		20
Dividends approved, but not yet paid to shareholders		53	53	59	59
Other current liabilities		382	296	317	192
Employee benefits (except for Employee severance indemnities) for the current portion expected to be settled within 1 year		34		5
Provisions for risks and charges for the current portion expected to be settled within 1 year		446		247

	(D)	3,047	558	2,842	462

Total	(A+B+C+D)	7,762	4,979	8,376	5,503

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables amounting to 4,421 million euros (5,041 million euros at December 31, 2014) mainly refer to Telecom Italia S.p.A. (2,672 million euros) and to companies belonging to the Brazil Business Unit (1,134 million euros).

Tax payables refer in particular to Telecom Italia S.p.A. and relate to the withholding tax payables to the tax authorities as withholding agent (75 million euros) and payables for the government concession tax (29 million euros). They also included other tax payables of the Brazil Business Unit of 136 million euros.

NOTE 24—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of December 31, 2015, as well as those that came to an end during the year.

The Telecom Italia Group has posted liabilities totalling 606 million euros for those disputes described below where the risk of losing the case has been considered probable.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

a) Significant disputes and pending legal actions

Telecom Italia Sparkle—Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In August 2014, the Rome Court filed its grounds for the judgement pronounced in October 2013. The Court fully acquitted three former managers of Telecom Italia Sparkle from charges of transnational conspiracy for the purpose of tax evasion and false declaration by the use of invoices or other documents for non-existent transactions (the so-called “Frode carosello” or “carousel fraud”). A further 18 defendants were found guilty, with sentences of 20 months to 15 years. The grounds for the judgement acknowledged that the former managers of Telecom Italia Sparkle were completely uninvolved in the “carousel fraud” and acknowledged the correctness of their actions.

The not guilty verdict was, however, appealed by the Rome Public Prosecutor’s Office, including as it relates to the Telecom Italia Sparkle employees, and the date of the hearing before the Court of Appeal has not yet been set.

Telecom Italia Sparkle is still being formally investigated for an administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and transactional money laundering.

Following the outcome of this trial, and notwithstanding the pending appeal, the Company requested and obtained from the Judicial Authority, by order in June 2014, the release and return of the whole sum of the 72,234,003 euro surety used to guarantee any obligations arising from the application of Legislative Decree 231/2001, and the restitution of the sum of 8,451,000 euros. The sum of 1,549,000 euros, corresponding to the maximum fine payable for the administrative offence, remains under seizure.

Following the Telecom Italia Sparkle affair, the 2009 consolidated financial statements provided for a risk reserve in a total amount of 86 million euros (72 million euros of which referred to the risk pursuant to Legislative Decree 231/2001), which was recognized in the financial statements and was fully released in the profit and loss account during 2014.

As for risks of a fiscal nature, in February 2014, the Agenzia delle Entrate (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines—25% of the “crime related costs” unduly deducted—totals 280 million euros. In this respect the Company filed an appeal with the Provincial Tax Commission in April 2014. Following a hearing in February 2016, the Company is awaiting judgement. In light of the investigations carried out, and considering the favorable outcome of the associated criminal proceedings, the risk of obligation to pay these fines is believed to be only potential, so no provisions were made in the financial statements.

International tax and regulatory disputes

On March 22, 2011 Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais including fines and interest, as a result of the completion of a tax investigation for financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A. (previously called Maxitel), companies which have been progressively incorporated into Tim Celular in the context of corporate restructuring in Brazil.

The assessment notice includes various adjustments; the main claims may be summarized as follows:

•	non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the fiscal deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”).

The adjustments included in the assessment notice were challenged by Tim Celular, before an administrative court, with the submission of an initial defense on April 20, 2011. On April 20, 2012, Tim Celular received notification of the decision of the administrative court of first instance, confirming the findings set out in the assessment notice; Tim Celular promptly appealed this decision on May 21, 2012.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Management, supported by legal opinions, believes it is unlikely that the company will suffer any negative consequences in relation to these matters.

Certain of the Tim Participações’ subsidiaries are subject to tax disputes (including for significant amounts) but the risk of losing in these instances is deemed improbable (for the aforementioned companies), on the basis of legal opinions issued to the companies.

The most relevant cases relate to the fiscal deductibility of the write-down of goodwill, indirect taxation and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning indirect taxation, several disputes regarding lowering the tax base on the basis of discounts granted to customers may be noted; the regulatory authority, however, alleges that the Company did not pay sufficient contributions to the FUST/FUNTTEL funds.

Finally, in December 2013, Tim Celular received a tax assessment served by the Brazilian Federal District Finance Secretariat of approximately 582 million reais, including penalties and interest, on account of alleged non-payment of indirect taxes for the years 2008 to 2012. The assessment was served following a decision by the Supreme Court declaring that a state tax incentive was unconstitutional. The company promptly filed an initial defense statement, in administrative proceedings, in January 2014. On October 23, 2015, Tim Celular was served notice of the decision of the lower administrative court, which substantially confirmed the claims included in the assessment notice, although it reduced the amount in dispute, by a small amount. TIM Celular promptly filed an appeal in administrative proceedings against this decision on November 24, 2015. Also on the basis of specific legal advice, Tim Celular does not consider an unfavorable outcome to be likely.

Formal Notice of Assessments against Telecom Italia International N.V.

In June 2014, at the end of a tax investigation that lasted over a year, the Milan Guardia di Finanza served Telecom Italia International N.V., a subsidiary company with offices in the Netherlands, with a formal notice of assessments for the fiscal years from 2005 to 2012, with which it formalized findings on the alleged tax residence in Italy of the aforementioned subsidiary company, due to the presumed place of effective management in Italy.

The total amount of the assessment for these fiscal years, comprising potential tax expense (corporate income tax—IRES; regional business tax—IRAP), fines and interest totaled approximately 350 million euros at that time.

In December 2014, based on the prior assessment, the Milan office of the Agenzia delle Entrate (Italian Revenue Agency) served separate notices of assessments for IRES and IRAP on the Dutch company for the fiscal years 2005, 2006 and 2007, which amounted to a total of approximately 148 million euros in taxes, fines and interest.

The Company believed that this claim was unfounded, based on opinions provided by professional advisors. However, intending to avoid a dispute that would have likely been lengthy and uncertain, the whole claim for the years 2005 to 2012 was settled on July 9, 2015, by recourse to tools to “deflate” the dispute, using the means available in law. The agreement involved the payment of a total of 30 million euros for taxes, fines and interest, on July 17, 2015.

Irregularities concerning transactions for the leasing/rental of assets

In relation to the irregularities detected with regard to some leasing and rental transactions, which in some cases led to disputes relating to Direct Taxes and VAT, the Company arranged to make provision for risks; the actual amount of the risk provision is around 10.3 million euros.

— • —

In many proceedings described in the paragraphs below, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Telecom Italia Group cannot predict if, how or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage of their development or where claimants seek substantial or indeterminate damages.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Therefore as permitted by par. 91 of lAS 37 we have not disclosed an estimate of the financial effect and the other information required by lAS 37 par. 86 (b) because it was not practicable to do so.

In each of the material legal proceedings, investigations and reviews described below, unless specifically noted otherwise, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical nature, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings, investigations and reviews, and any related developments, may have on the Telecom ltalia Group. Moreover, in the case in which the disclosure of information with respect to a particular dispute or proceeding could seriously prejudice the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Investigation by the Public Prosecutor’s Office of Monza

Criminal proceedings are currently pending before the Judge for Preliminary Hearings of the Monza Court, following the committal to trial formulated by the Public Prosecutor and with the preliminary hearing scheduled in May 2016, regarding a number of transactions for the leasing and/or sale of goods, which allegedly involve various offenses committed to the detriment, among others, of Telecom Italia. The alleged offenses relate to financial abuses, tax crimes and fraud with more than one aggravating circumstance. Within the context of said proceeding, Telecom Italia filed a charge against persons unknown in 2011. Telecom Italia proposes that it join the proceedings as a civil party as the person injured and damaged by the offence.

In the proceedings, one of the defendants is a former employee of the Company.

Antitrust Case A428

At the conclusion of case A428, in May 2013, the Italian Competition Authority (AGCM) imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; and (ii) offered its access services to consumers on economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

Telecom Italia appealed the decision before the Administrative Court (TAR) for Lazio, applying for a suspension of the fine. In particular, the Company alleged: infringement of its rights to defend itself in the proceedings the fact that the organizational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom) the fact that the comparative examination of the internal/external provisioning processes had, in fact, shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behavior by Telecom Italia) and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting Telecom Italia’s appeal and confirming the fines imposed in the original challenged order. In September 2014, the Company appealed the decision.

On May 2015, with the judgement no. 2479/2015, the Council of State found that the decision of the court of first instance did not present the deficiencies alleged by Telecom Italia and confirmed the AGCM ruling. The Company had already paid the fines and the accrued interest.

In a decision handed down in July 2015, AGCM initiated proceedings for non-compliance against Telecom Italia, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviors analogous to those that were the object of the breach established by the decision in case A428, dated May 2013.

If non-compliance with the notice requiring the company to refrain from these behaviors, article 15, subsection 2 of Law no. 287/90 provides for the application of a minimum administrative fine of no less than double the original fine imposed, and a maximum limit of 10% of the turnover of the firm.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Telecom Italia requested access to the case files, in order to have full knowledge of the alleged breaches reported, and in July 2015 partial access was granted only to the documents generated by AGCM.

In October 2015, a defence statement was filed, which evidenced the activities undertaken to improve the ways in which the access services requested by the OLOs are provided, and subsequently the Company presented the changes that are being made to the processes and systems of supply for access services at the AGCM offices.

The term set for the conclusion of the non-compliance proceedings, originally set at January 13, 2016, has been extended to July 31, 2016 to enable AGCM to assess the aforementioned structural and process changes.

Antitrust Case I761

With a ruling issued on July 10, 2013, the Italian Competition Authority (AGCM) extended to Telecom Italia the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement, prohibited pursuant to article 101 of the Treaty on the Functioning of the European Union, exists. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The AGCM alleged that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia challenged these proceedings before the Administrative Court (TAR), claiming that the AGCM does not have competence in this matter.

On July 7, 2014, the AGCM extended the proceedings to investigate if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the AGCM also extended the deadline for closing the proceedings from July 31, 2014 to July 31, 2015. This extension was also challenged before the Administrative Court (TAR) of Lazio claiming that AGCM does not have authority in this matter.

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, Telecom Italia presented to the AGCM a proposal of undertakings in order to resolve the competition concerns subject to the investigation. In its December 19, 2014 resolution, AGCM considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On March 25, 2015, AGCM definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On July 21, 2015, the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of AGCM expressed their position pertaining to archiving the complaints regarding the abuse of dominant position and confirming, instead, that there exists between Telecom Italia and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to proceed to supply, in unbundled form, the ancillary technical services.

On December 16, 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition, and as a result, imposing a fine of 21.5 million euros on the Company. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the Telecom Italia LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of disaggregated supply of ancillary technical services.

Telecom Italia has appealed the order before the Lazio Regional Administrative Court.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

VODAFONE

In August 2013, Vodafone, as the company into which operator Teletu has been incorporated, submitted to the Milan Court a claim for damages for presumed abusive and anticompetitive behavior (founded principally on AGCM case A428), which Telecom Italia allegedly carried out in the period 2008 to 2013. Vodafone sought damages totaling between 876 and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those planned (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

Telecom Italia filed an appearance, challenging the claims made by the other party regarding the matter and the amount and making a counterclaim. The judgment in question has been suspended, while awaiting the judgment of the Supreme Court (Court of Cassation) on the Company’s appeal against the order with which the Court rejected the Company’s argument that it did not have territorial jurisdiction.

With a writ of summons dated May 28, 2015, before the Milan Court, Vodafone advanced further claims for compensation, based on the same AGCM case A428 and referring to alleged damages it suffered in the period July 2013 to December 2014, for approximately 568.5 million euros.

The case also allows for further damages to be quantified, during the proceedings, for subsequent periods during which the alleged abusive conduct may have continued. The first hearing is scheduled for July 2016.

FASTWEB

In April 2014, Fastweb and Telecom Italia reached a technical-procedural agreement to waive the arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totaling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service. The agreement reached did not define the respective damages claimed in arbitration, which will continue in the proceedings already pending before the Milan Civil Court, described below. In arbitration, Fastweb complained that, for the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb served a writ of summons at the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access (“KO”) services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins (“margin squeeze” practices). Based on the content of the Antitrust Authority’s A428 decision, Fastweb has quantified this claim to be 1,744 million euros. The Company filed an appearance challenging the claims made by the other party regarding the matter, as well as the amount of damages, and has made a counterclaim. Subsequently, as part of a structured agreement between the Parties, the case ended with a settlement.

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation of approximately 638.6 million euros against Telecom Italia referring to alleged damages suffered, during the period from 2009 to 2014, due to technical boycotting and margin squeezing (these claims refer to the known AGCM A428 case). BT Italia, assuming that the unlawful conduct of Telecom Italia is still occurring, also proposes to update the claim for damages up to the month of May 2015, recalculating the total to be 662.90 million euros. Telecom Italia filed an appearance, challenging the claims of the other party. On March 31, 2016, as part of a an agreement between the Parties, the case was settled.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015, before the Milan Court, operator Colt Technology Services claimed damages based on the decision in case A428, referring to alleged damages suffered over the period 2009

Consolidated Financial Statements	Notes To Consolidated Financial Statements

to 2011, due to the presumed inefficient and discriminatory conduct of Telecom Italia in the process of supplying wholesale services. The damage claimed was quantified as 27 million euros in loss of profits for the alleged non-acquisition of new costumers, or for the alleged impossibility of supplying new services to the customers it had already acquired. Colt Technology Services also formulated an express request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. The Company filed an appearance, contesting the claims of Colt Technology Services in full.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has sued Telecom Italia, claiming damages of 38 million euros for alleged abusive and anti-competitive conduct during the period 2009 to 2011, through technical boycotting (KOs and refusals to activate wholesale services). These claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. Telecom Italia will file an appearance challenging the claims of the other party.

TISCALI

With a writ of summons issued before the Milan Court, served in January 2015, Tiscali has claimed damages of 285 million euros for alleged abusive behavior by Telecom Italia in the years 2009 to 2014, through technical boycott activities and by making economic offers to its business clients, in areas open to LLU service, which their competitors were not capable of replicating due to the alleged excessive squeezing of their discount margins. Tiscali’s claim is based on the content of AGCM case A428. This dispute was settled in June 2015.

TELEUNIT

With a writ of summons issued before the Rome Court, Teleunit has brought claims for compensation against Telecom Italia in an amount of 35.4 million euros, on the same grounds as the A428 antitrust proceeding. In particular, Teleunit claims to have been subject to, during the period of 2009 to 2010, abusive behavior in the nature of technical boycotts (refusal of the activation of services for the access to the network—KO) and anticompetitive practices of “margin squeezing” (excessive pressure on the discount margins that is deemed abusive in that they are not replicable by the competitors). The preliminary hearing is scheduled for June 2016. Telecom Italia intends to defend against these claims.

With a writ issued in October 2009, before the Milan Appeals Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter, Teleunit reinstated the case before the Milan Court the following April.

Telecom Italia filed an appearance in the reinstated proceedings challenging the claims of the other parties.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeals Court prohibited certain behaviors of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Appeals Court accepted Telecom Italia’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia, in extraordinary administration, and Voiceplus, in liquidation, resubmitted the matter to the Milan Appeals Court. The first hearing took place in the month of March 2014. Telecom Italia filed an appearance

Consolidated Financial Statements	Notes To Consolidated Financial Statements

challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was subsequently resumed by Voiceplus.

Irregular sale of handsets to companies in San Marino—Investigation by the Public Prosecutor’s Office of Forli

Despite the initial dismissal of the case by the Public Prosecutor’s Office of Bologna in 2011, in June 2012 the Company was served with a search warrant issued by the Public Prosecutor’s Office of Forlì in the context of proceedings in which the defendants included one subsequently suspended employee and three former employees of the Company. In September 2013, the notice of completion of the preliminary investigations was filed. The offences proceeded with are conspiracy for the purpose of committing crimes of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions” and the respective target offences. Company employees have also been accused of the offence of “preventing public supervisory authorities from performing their functions”, “for having prevented CONSOB from learning promptly of the involvement of Telecom S.p.A. in the ‘San Marino System’ for achieving the sales targets imposed by senior management, failing to inform the communication authorities at CONSOB of the economic, equity-related, financial and reputation risks to which its involvement might have led, with potential harm to investors and consequential alteration of market transparency”.

Regarding the latter charge, the Forlì Prosecutor’s Office has transmitted the case papers to the Milan Public Prosecutor’s Office, deemed to be territorially competent.

This matter was the subject of an audit and an internal investigation of the Greenfield Project at the time. In this regard, as a result of the findings of these investigative activities, the Company independently took steps to address some invoices issued to the San Marino companies for which certain tax obligations had not been fully discharged.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment for services rendered under a series of contracts to supply IT goods and services. The judgments issued in the lower courts established an outcome that was partially favorable to Olivetti, and have been appealed by Poste in individual rehearings.

In this respect, while a judgment of the Rome Appeals Court confirmed one of the outstanding payables to Telecom Italia, another judgment by the same Court declared void one of the disputed contracts. After this judgment, Poste had issued a writ for the return of approximately 58 million euros, opposed by Telecom Italia given that the judgment of the Supreme Court for amendment of the above judgment was pending.

After the judgment of the Supreme Court that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter at issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgment was resubmitted to another section of the Rome Appeals Court.

Elinet S.p.A. bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A. (the controller of the Elitel group at the time), have appealed the judgment of the Rome Court rejecting the claims for compensation made by the receivers of Elinet-Elitel, reasserting a claim for damages totaling 282 million euros. The claims made concern the alleged performance of management and coordination activities by the Company, and with it the Elitel group (an alternative operator in which Telecom Italia has never had any type of interest), allegedly enacted by trade receivables management. Telecom Italia filed an appearance, challenging the claims of Elinet S.p.A..

Dispute relating to “Adjustments on license fees” for the years 1994-1998

With regard to the judgments sought in previous years by Telecom Italia and Tim concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998 (for a total amount of 113 million euros), the Administrative Court (TAR) for Lazio rejected the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Company’s appeal against the request for adjustment of the license fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against revenues not received due to bad debts. Telecom Italia lodged an appeal.

Through two further judgments, the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of license fees for the years 1995 and 1996 to 1998, in the amount of approximately 46 million euros. Telecom Italia has appealed these judgments before the Council of State.

Vodafone Dispute—Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and Telecom Italia against the judgment of the Lazio Administrative Court (TAR) on the financing of the universal service obligation for the period 1999 to 2003, in which the administrative judge granted the appeals by Vodafone against AGCom decisions 106-109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute a sum of approximately 38 million euros. Essentially, the judgment confirms that AGCM has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

Telecom Italia has instituted renewal proceedings at AGCom and an appeal at the Italian Supreme Court against the ruling of the Council of State on the grounds that it has exceeded its jurisdictional authority.

Formal Notice of Assessments against Telecom Italia S.p.A.

On October 29, 2015, the Guardia di Finanza concluded a tax investigation into Telecom Italia S.p.A., started in 2013, regarding the period from 2007 to 2014. The formal notice of assessment (Processo Verbale di Constatazione, or PVC) contained two substantial findings. The first one relates to the presumed missed charge of royalties to the company’s indirect subsidiary Tim Brasil, for the use of the “TIM” brand. The second one concerns the alleged missed withholding tax on interests paid to the subsidiary Telecom Italia Capital S.A.

It should be noted that the PVC does not involve demands for payment since the decision as to whether or not assessment notices are to be issued is to be made by the Revenue Agency.

On this point, in December 2015, based on the aforementioned formal notice of assessment, the Milan Revenue Agency served assessment notices on the Company for the 2010 fiscal year.

Telecom Italia believes that it has correctly fulfilled all of its tax obligations and is analizing its defense options and/or a potential settlement, if more appropriate.

Olivetti—Asbestos exposure

In September 2014, the Ivrea Public Prosecutor’s Office closed the investigation on the presumed exposure to asbestos of 15 former workers of the companies “Ing. C. Olivetti S.p.A.” (now Telecom Italia S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (including former Directors of the aforementioned companies).

In December 2014, the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, Telecom Italia assumed the role of civilly liable party, after being formally summoned by all 26 civil parties (institutions and individuals) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial.

The trial started in November 2015, and prosecution experts and witnesses are currently giving evidence. As party liable for damages, the Company has, as of now, settled with 12 of the 18 individuals (heirs/injured persons/family members), who have taken steps to withdraw from the legal proceedings against the accused and the legal proceedings against Telecom Italia as civil defendant.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Brazil—Opportunity Arbitration

In May 2012, Telecom Italia and Telecom Italia International N.V were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement signed in 2005. Based on claimant’s allegations, such damages would be related to matters emerging in the context of the criminal proceedings pending before the Court of Milan regarding, among others, unlawful activities of former employees of Telecom Italia.

The investigatory phase has been completed and the hearing took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed. Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

Brazil—Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) started arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig) requesting the restitution of the Tim Participações shares held by the Tim Brasil group as guarantee (“Alienaçao Fiduciaria”) for the indemnity obligations undertaken by the Docas group upon acquisition of Intelig (a Docas group subsidiary) through the merger by incorporation of its controlling company into Tim Participações, as well as compensation for damages for alleged breach of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares, for an amount not yet specified and to be paid during the proceedings. After the Arbitration Board had been constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas Group for compensation for damages.

In October 2013, in order to preserve the status quo until the arbitration decision is made, the Court of Arbitration ordered that the guarantee represented by the aforementioned Tim Participações shares could not be enforced and that they would remain in “Alienaçao Fiduciaria” in the custody of Banco Bradesco. The voting rights connected to the Shares are “frozen” and future dividends must be paid into an escrow account.

In December 2013, Docas and JVCO filed their Statement of Claim. In March 2014, the counterclaim by Tim Brasil, Tim Participações and Intelig was filed, and the discovery phase started. In February 2015, the Statements of Defence of all the parties were filed, in view of the examination hearing.

In September 2015, there was an examination hearing in Rio de Janeiro, in which the witnesses were cross-examined and legal and financial experts gave evidence.

In December 2015, the parties filed their final arguments. The Tim Brasil group also asked that JVCO’s application for the appointment of an expert by the Court be rejected.

The statements of costs were filed in January 2016. Tim’s counsel believes that the Board of Arbitration will file its award soon.

Brazil—JVCO Dispute

In the month of September 2013, the company was served notice of judicial proceedings started by JVCO Participações Ltda. (JVCO) before the Rio de Janeiro Court against Telecom Italia, Telecom Italia International and Tim Brasil Serviços e Participações S.A., which asked for their control of Tim Participações S.A. (Tim Participações) to be declared abusive, and for compensation to be awarded for the damages caused by the exercise of this power of control, the amount of which should be determined during the proceedings.

In February 2014, the statements of rejoinder were filed, raising an objection as to the court’s jurisdiction, and in August, the Rio de Janeiro Court ruled in favor of Telecom Italia, Telecom Italia International and Tim Brasil, rejecting JVCO’s claim. The latter appealed the judgment before a judge of the first instance, a motion which was refused by the judge in September 2014.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In November 2014, JVCO appealed against the judgment of the court of first instance. On December 10, 2014 Telecom Italia, Telecom Italia International and Tim Participações filed both their respective responses to this appeal and their own appeal against the costs awarded to them in the judgment of the court of the first instance, deemed to be too low. Subsequently, JVCO filed a response to the appeal filed by Telecom Italia, Telecom Italia International and Tim Participações.

In June 2015, JVCO withdrew its appeal and as a result the judge closed the case.

Brazil—CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed an application for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against Telecom Italia, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over Tim Participações. In October, all the companies entered appearances and filed statements of defense.

Constitution of the Board of Arbitration is underway.

b) Other information

Mobile telephony—criminal proceedings

In March 2012, Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting, according to the allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (the suspension were later followed by dismissal). It has also filed an initial statement of defense, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as a civil party to the trial and, in November 2013, the motions were filed reaffirming Telecom Italia’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearings committed for trial all the defendants (including Telecom Italia) who did not ask for the definition of their position with alternative procedures, on the grounds that “the examination hearing is necessary”. Currently the proceedings are in the evidence-hearing phase before the Court sitting as a judicial panel. The Public Prosecutor added to the original charges further charges of counterfeiting and handling of stolen goods, referring to other identity documents. The Public Prosecutor’s investigation having been completed, the defense experts and witnesses are currently giving evidence.

Dispute concerning the license fees for 1998

Telecom Italia has initiated civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgment no.7506/09 by the Consiglio di Stato that, in the view of the Company, violates the principles of current European community law.

The main claim on which the proceedings are founded is based on community jurisprudence that recognizes the right to assert the responsibility of the State in relation to violation of rights recognized in community law and injured by a judgment that has become definitive, in respect of which no other remedy may be applied. The judgment of the Council of State definitively denied the right of Telecom Italia to restitution of the concession

Consolidated Financial Statements	Notes To Consolidated Financial Statements

charge for 1998 (totaling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already denied by the Lazio regional administrative court despite the favorable and binding opinion of the European Court of Justice in February 2008 concerning the conflict between EC Directive 97/13 on general authorizations and individual licenses in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the sphere of the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of Telecom Italia’s main claim (a case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favor of the Company on appeal. In March 2015 the Rome Court issued its judgment in the first instance, declaring the Company’s application inadmissible. Telecom Italia has appealed this decision and the judgment is pending the closing arguments phase.

TELETU

There is a pending litigation for compensation started by Telecom Italia with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with Telecom Italia of the competitor’s customers. The claim was quantified as approximately 93 million euros.

CONSOB audit

In November 2013, officials from the National Commission for Companies and the Stock Exchange (CONSOB) conducted an audit at the registered offices of Telecom Italia in order to obtain documents and information concerning the bond issue of Telecom Italia Finance (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”), the procedures for the sale of holdings held by the Telecom Italia Group in the Sofora–Telecom Argentina group and the company’s procedures regarding the confidentiality of sensitive information and keeping of the register of people who have access thereto. According to public sources, CONSOB informed the Public Prosecutor’s Office Rome of the audit and in December 2013 the latter issued a press release stating that: “With regard to corporate and financial events involving the companies Telecom Italia and Telco, the public prosecutor’s Office points out that there are no subjects under investigation for the offence of obstructing Supervision nor for any other kind of offence”. The Public Prosecutor’s Office also stated that since “last October the office of the public prosecutor has been following the developments in the Telecom affair, requesting and engaging in exchanges of information with CONSOB between the judicial and supervisory authorities, particularly in cases where potential offences might have been committed”. In September 2014 CONSOB closed the preliminary investigation phase of its audit and opened a sanctioning proceeding with a charge against the Company concerning some administrative infringements of the Consolidated Law on Financial Intermediation (TUF).

The Company has made provision for its arguments refuting the accusations made by the Sanctions Office and in September 2015 the Commission acceded to most of the Company’s arguments, and fined the Company a total of 60,000 euros.

Telecom Argentina

On June 3, 2013, four trade union organizations issued proceedings against Telecom Argentina to obtain the issue of profit sharing bonds reserved for the employees, as provided in a specific Argentine Law, challenging the constitutionality of the subsequent Decree no. 395/92, which exempted Telecom Argentina from issuing such bonds.

The company filed its defense statements, challenging the jurisdiction of the employment court and disputing the entitlement of the other party in this matter. On October 30, 2013 the court rejected Telecom Argentina’s requests and the company appealed the decision. The appeal is still pending. The proceedings have, moreover, been suspended for verification of the plaintiffs’ entitlement to act on this matter, after a claim on this point was made by Telecom Argentina. Based on the assessments made by its external counsel, the management of Telecom Argentina believes the opposing party’s claim to be unfounded.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other liabilities connected with sales of assets and investments

Under the contracts for the sale of assets and companies, the Telecom Italia Group has provided indemnities to the buyers generally commensurate to a percentage of the purchase price for liabilities, deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling about 1,000 million euros, a risk provision has been allocated in an amount of 36 million euros solely for the cases where an outlay is considered likely.

Moreover, the Telecom Italia Group is committed to providing further indemnities for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

c) Commitments and guarantees

As of December 31, 2015, guarantees, net of back-to-back guarantees received, amounted to 8 million euros.

The guarantees provided by third parties to Group companies, amounting to 5,338 million euros, consisted of guarantees for loans received (2,361 million euros) and of performance under outstanding contracts (2,977 million euros).

The guarantees provided by third parties for Telecom Italia S.p.A. obligations include two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 182 million euros (for the request to pay back the total amount owed over a period of five years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of five years (compared to energy consumed by current technology).

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

Main guarantees for loans at December 31, 2015

Issuer	Amount(1) (millions of euros)
BBVA—Banco Bilbao Vizcaya Argentaria	373
SACE	368
Intesa Sanpaolo	306
Bank of Tokyo—Mitsubishi UFJ	272
Cassa Depositi e Prestiti	158
Barclays Bank	105
Ing	105
Natixis	92
Commerzbank	57
Sumitomo	52
Banco Santander	52

(1)

Relative to loans issued by the EIB for the Telecom Italia Banda Larga, Telecom Italia Ricerca & Sviluppo, and Telecom Italia Digital Divide Projects. The Loan relating to the Telecom Italia B Broadband Project was repaid on the contractual expiry date of November 27,

Consolidated Financial Statements	Notes To Consolidated Financial Statements

2015. The guarantees issued to secure the loan—specifically 115 million euros from the Bank of Tokyo-Mitsubishi UFJ, 52 million euros from Sumitomo, 92 million euros from Natixis, 87 million euros from Intesa San Paolo, and 58 million euros from BBVA—Banco Bilbao Vizcaya Argentaria—remain valid for a further 6 (six) months from the redemption date of the Covered Bonds, as provided for in the guarantee agreements for the purposes of the revival clause.

There are also surety bonds on the telecommunication services in Brazil for 1,023 million euros.

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 1,130 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the logs of bank accounts of the company.

NOTE 25—REVENUES

Revenues amounted to 19,718 million euros in 2015, 21,573 million euros in 2014 and 23,407 million euros in 2013, showing a decrease of 1,855 million euros in 2015 compared to 2014 and a decrease of 1,834 million euros in 2014 compared to 2013.

Details are as follows:

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Equipment sales	1,474	1,970	2,101
Services	18,257	19,588	21,323
Revenues on construction contracts	(13)	15	(17)

Total	19,718	21,573	23,407

Revenues from telecommunications services are presented gross of amounts due to other TLC operators equal to 1,713 million euros in 2015 (2,009 million euros in 2014, -14.7%, and 2,520 million euros in 2013). Such amounts are included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 26—OTHER INCOME

Other income amounted to 287 million euros in 2015, 401 million euros in 2014 and 324 million euros in 2013, showing a decrease of 114 million euros in 2015 compared to 2014 and an increase of 77 million euros in 2014 compared to 2013.

Details are as follows:

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Late payment fees charged for telephone services	59	64	63
Recovery of employee benefit expenses, purchases and services rendered	32	27	28
Capital and operating grants	33	26	27
Damage compensation, penalties and sundry recoveries	25	36	64
Other income	138	248	142

Total	287	401	324

In 2014, this item included the entire release of the risk provision, made in the 2009 Consolidated Financial Statements for the alleged administrative offense pursuant to Italian Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (84 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 27—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to 8,533 million euros in 2015, 9,430 million euros in 2014 and 10,377 million euros in 2013, showing a decrease of 897 million euros in 2015 compared to 2014 and a decrease of 947 million euros in 2014 compared to 2013.

Details are as follows:

			Year ended December 31,
			2015	2014	2013
			(millions of euros)
Acquisition of raw materials and merchandise	(A)		1,811	2,231	2,358

Costs of services:
Revenues due to other TLC operators			1,713	2,009	2,520
Interconnection costs			24	31	30
Commissions, sales commissions and other selling expenses			985	1,037	1,089
Advertising and promotion expenses			414	436	476
Professional and consulting services			366	330	390
Utilities			483	480	492
Maintenance			334	374	364
Outsourcing costs for other services			455	482	497
Mailing and delivery expenses for telephone bills, directories and other materials to customers			84	76	92
Other service expenses			610	643	715

	(B)		5,468	5,898	6,665

Lease and rental costs:
Rent and leases			699	742	755
TLC circuit lease rents and rents for use of satellite systems			343	363	399
Other lease and rental costs			212	196	200

	(C)		1,254	1,301	1,354

Total	(A+B+C	)	8,533	9,430	10,377

NOTE 28—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,589 million euros in 2015, 3,119 million euros in 2014 and 3,087 million euros in 2013, showing an increase of 470 million euros in 2015 compared to 2014 and an increase of 32 million euros in 2014 compared to 2013.

Details are as follows:

		Year ended December 31,
		2015	2014	2013
		(millions of euros)
Employee benefits expenses
Wages and salaries		2,296	2,202	2,183
Social security expenses		834	801	788
Other employee benefits		2	76	66

	(A)	3,132	3,079	3,037

Costs and provisions for temp work	(B)	—	—	2

Miscellaneous expenses for personnel and other labor-related services rendered:
Remuneration of personnel other than employees		5	2	3
Charges for termination benefit incentives		11	26	27
Corporate restructuring expenses		439	12	19
Other		2	—	(1)

	(C)	457	40	48

Total	(A+B+C)	3,589	3,119	3,087

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2015, employee benefits expenses mainly consisted of 3,206 million euros for the Domestic Business Unit (2,730 million euros in 2014, 2,711 million euros in 2013) and 349 million euros for the Brazil Business Unit (379 million euros for 2014, 349 million euros for 2013).

In particular, the increase in labor costs was affected by the increase in “Corporate restructuring expenses”, mainly following the recognition of 427 million euros for the agreements signed by Telecom Italia S.p.A. and other Group companies with the trade unions during 2015, as part of the process of dialog between the parties, aimed at the identification of instruments for managing surplus personnel due to the Group’s organizational simplification and streamlining processes (affecting all the companies operating in the TLC sector). In particular:

•	on June 19, 2015, Telecom Italia S.p.A. signed an agreement with the union representatives of the executives for the application of Article 4, paragraphs 1-7ter, of Law N. 92 of 28 June 2012 (the “Fornero” law). This agreement provides for the option to arrange mutual termination of employment for workers that meet the minimum requirements for old-age or early-retirement pension within four years of the termination date. The company will pay out—through INPS (Italian National Social Security Institution), amounts equivalent to the pension that would be due to the workers under the current rules and it will continue to pay INPS social security contributions until the minimum pension requirements are met. Provisions of 20 million euros (net of discounting) were made on the basis of current social security and pension regulations, in relation to a group of around 60 executives that subscribed to the scheme or expressed interest after being identified as eligible by the company. The agreement is valid until December 31, 2018 and affects a maximum of 150 managers.

•	On September 21, 2015, Telecom Italia S.p.A. signed a new mobility agreement pursuant to Law 223/91 with the industry trade unions Fistel-Cisl, Uilcom-Uil, UGL Telecomunicazioni and the majority of the other trade unions, for 330 employees, with a provision of 14 million euros.

•	On October 27, 2015, Telecom Italia S.p.A. signed operational agreements with the industry trade unions Fistel-Cisl, Uilcom-Uil, UGL Telecomunicazioni and the majority of the other trade unions for the management of surplus personnel and the job impacts of the plan, which provide for professional retraining aimed at shifting employment toward higher-value activities, as well as the application of:

–	“defensive” Solidarity Contracts for around 30,400 employees, for a period of two years (which may be extended for another year) for the management of surplus personnel amounting to approximately 2,600 Full Time Equivalents (FTEs); this agreement provides for a vertical reduction of working hours, by a total of 23 days per year (8.85% of the monthly working hours);

–	Article 4, paragraphs 1-7ter, of Law N. 92 of 28 June 2012 (the “Fornero” law) for a maximum number of 3,287 employees (non-executives). On the basis of current legislation, the parties have agreed that Telecom Italia S.p.A. personnel that, as December 31, 2018, will have accrued the minimum pension requirements over the subsequent four years, will be able to voluntarily retire early. The company will pay monthly through INPS, and up to the start date of the pension, the amount of the pension accrued at the time of leaving and the related social security contributions.

In addition, it was also agreed that at the end of the period of the Solidarity Contracts, if the overall surplus personnel plan was successfully implemented and its objectives were achieved, the Company would pay a one-time bonus to employees under the Solidarity Contract, which will be based on their employment category.

The agreement signed on October 27, 2015 resulted in a total provision of 369 million euros (net of discounting), calculated as follows:

–	318 million euros related to the estimated expenses to be borne by the Company for the management of voluntary early retirements pursuant to Article 4 of the Fornero Law in the 2016-2018 period;

–	51 million euros for expenses arising from the possible payment of one-time bonuses at the end of the Solidarity Contract period.

•	Under the Group’s wider restructuring plan, during 2015, Telecom Italia Information Technology, HR Services and Telecom Italia Sparkle have also signed agreements with the trade unions, using departure incentives, mobility schemes and early retirements pursuant to Article 4 of the “Fornero” Law, giving rise to a total of 7 million euros in provisions and expenses.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	Lastly, the 2015-2017 Industrial Plan, approved by the Board of Directors of Olivetti S.p.A. on May 11, 2015, provided for the management of surplus personnel both through redeployment within Telecom Italia S.p.A. and other Group companies, as well as through other instruments including departure incentives, mobility schemes and early retirements pursuant to Article 4 of the “Fornero” Law, resulting in a total of 17 million euros in provisions and expenses.

In 2014, the Parent company made provisions of 5 million euros for expenses for mobility under Law 223/91; Olivetti S.p.A. made provisions for 7 million euros, again within the company’s restructuring plan.

The average salaried workforce, including those with temp work contracts, was 61,553 in 2015 (59,285 in 2014 and 59,527 in 2013). A breakdown by category is as follows:

	Year ended December 31,
	2015	2014	2013
	(Full time equivalent units)
Executives	892	892	914
Middle management	4,585	4,238	4,317
White collars	56,065	54,110	54,225
Blue collars	8	36	51

Employees on payroll	61,550	59,276	59,507
Employees with temp work contracts	3	9	20

Total average headcount of salaried workforce	61,553	59,285	59,527

Headcount in service at December 31, 2015, including those with temp work contracts, was 65,867 (66,025 at December 31, 2014 and 65,623 at December 31, 2013).

NOTE 29—OTHER OPERATING EXPENSES

Other operating expenses amounted to 1,491 million euros in 2015, 1,175 million euros in 2014 and 1,318 million euros in 2013, an increase of 316 million euros in 2015 compared to 2014 and a decrease of 143 million euros in 2014 compared to 2013.

Details are as follows:

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Write-downs and expenses in connection with credit management	345	375	380
Provision charges	330	84	100
TLC operating fees and charges	342	449	482
Indirect duties and taxes	116	118	128
Penalties, settlement compensation and administrative fines	292	68	72
Association dues and fees, donations, scholarships and traineeships	18	18	22
Sundry expenses	48	63	134

Total	1,491	1,175	1,318
of which, included in the supplementary disclosure on financial instruments	345	375	380

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

In particular, in 2013, the item sundry expenses included an amount of 84 million euros recognized as the estimate of the costs related to the fine imposed by the Italian Antitrust Authority—AGCM—at the end of the A428 proceedings.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 30—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 656 million euros in 2015, 588 million euros in 2014 and 543 million euros in 2013, showing an increase of 68 million euros in 2015 compared to 2014 and an increase of 45 million euros in 2014 compared to 2013.

Details are as follows:

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Intangible assets with a finite useful life	312	310	307
Tangible assets owned	344	278	236

Total	656	588	543

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

NOTE 31—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to 4,135 million euros in 2015, 4,284 million euros in 2014 and 4,553 million euros in 2013, showing a decrease of 149 million euros in 2015 compared to 2014 and a decrease of 269 million euros in 2014 compared to 2013.

Details are as follows:

			Year ended December 31,
			2015	2014	2013
			(millions of euros)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,268	1,297	1,392
Concessions, licenses, trademarks and similar rights			391	370	369
Other intangible assets			129	187	251

	(A)		1,788	1,854	2,012

Depreciation of tangible assets owned:
Buildings (civil and industrial)			38	41	44
Plant and equipment			2,018	2,075	2,166
Manufacturing and distribution equipment			15	14	14
Other			159	176	194

	(B)		2,230	2,306	2,418

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			105	120	117
Plant and equipment			9	—	—
Other			3	4	6

	(C)		117	124	123

Total	(A+B+C	)	4,135	4,284	4,553

Further details are provided in the Notes “Intangible assets with a finite useful life” and “Tangible assets (owned and under finance leases)”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 32—GAINS (LOSSES) ON DISPOSALS OF NON—CURRENT ASSETS

Gains (losses) on disposals of non—current assets amounted to a gain of 336 million euros in 2015, a gain of 29 million euros in 2014 and a loss of 82 million euros in 2013.

Details are as follows:

			Year ended December 31,
			2015	2014	2013
			(millions of euros)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets			348	40	26
Gains on the disposal of investments in subsidiaries				—	4

	(A)		348	40	30

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets			12	11	11
Losses on the disposals of investments in subsidiaries				—	101

	(B)		12	11	112

Total	(A-B	)	336	29	(82)

•	In 2015, the item gains (losses) on disposals of non-current assets showed gains of 336 million euros, mainly attributable to the gain realized by the Brazil Business Unit of 1,211 million reais (approximately 328 million euros) from the sale of the first three tranches of telecommunications towers to American Tower do Brasil.

•	In 2014, this item amounted to a positive 29 million euros and included the realized gain of approximately 38 million euros, on the sale by Telecom Italia S.p.A. of a property located in Milan.

•	In 2013, this item showed a loss of 82 million euros, mainly relating to the realized loss, including transaction costs, of 100 million euros from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013. This charge was offset by net capital gains on non-current assets totaling 18 million euros, mainly relating to the sale of a property (around 17 million euros), and the sale of the entire controlling interest (51%) held in MTV Italia S.r.l. (3 million euros).

NOTE 33—IMPAIRMENT REVERSALS (LOSSES) ON NON—CURRENT ASSETS

Impairment losses on non-current assets, amounted to 244 million euros in 2015, 1 million euros in 2014 and 2,187 million euros in 2013.

Details are as follows:

		Year ended December 31,
		2015	2014	2013
		(millions of euros)
Reversals of impairment losses on non-current assets:
on intangible assets		—	—	—
on tangible assets		—	—	—

	(A)	—	—	—

Impairment losses on non-current assets:
on intangible assets		240	—	2,187
on tangible assets		4	1	—

	(B)	244	1	2,187

Total	(A-B)	(244)	(1)	(2,187)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2015 impairment losses on non-current assets amounted to 244 million euros (1 million euros in 2014).

In particular:

•	goodwill allocated to the Brazil CGU was impaired by 240 million euros, as a result of the impairment test carried out at December 31, 2015, by comparing the recoverable amount of the CGU with its carrying value at that date;

•	4 million euros related to other items.

In 2013, impairment losses on non-current assets amounted to 2,187 million euros and were related to the impairment loss on the goodwill allocated to the Core Domestic Cash Generating Unit, within the Domestic Business Unit.

For further details, please see Note “Goodwill”.

NOTE 34—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments was an income of 10 million euros in 2015, an income of 16 million euros in 2014 and an expense of 3 million euros in 2013.

Details are as follows:

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Dividends from Other investments	3	5	2
Net gains on disposals of Other investments	11	—	—
Fair value measurement of the investment in Trentino NGN S.r.l.	—	11	—
Loss and impairment losses on Other investments	(4)	—	(5)

Total	10	16	(3)
of which, included in the supplementary disclosure on financial instruments	14	5	(3)

In 2015, this item showed a positive balance of 10 million euros and mainly related to the gain from the sale of the non-controlling interest in Sia S.p.A., which took place on July 10, 2015.

In 2014, this amounted to a positive 16 million euros, essentially related to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., carried out pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A—on February 28, 2014—at a price of 17 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 35—FINANCE INCOME AND FINANCE EXPENSES

Finance income

Finance income amounted to 2,756 million euros in 2015, 2,400 million euros in 2014 and 2,003 million euros in 2013, showing an increase of 356 million euros in 2015 compared to 2014 and an increase of 397 million euros in 2014 compared to 2013.

Details are as follows:

		Year ended December 31,
		2015	2014	2013
		(millions of euros)
Interest income and other finance income:
Income from financial receivables recorded in non-current assets		—	—	—
Income from securities other than investments, recorded in non-current assets		1	—	—
Income from securities other than investments, recorded in current assets		26	31	34
Income other than the above:
Interest income		214	223	147
Exchange gains		976	785	492
Income from fair value hedge derivatives		99	133	152
Reversal of the Reserve for hedging instruments to the income statement (interest rate component)		954	613	643
Income from non-hedging derivatives		15	24	23
Miscellaneous finance income		106	58	101

	(A)	2,391	1,867	1,592

Positive fair value adjustments to:
Fair value hedge derivatives		129	387	40
Underlying financial assets and liabilities of fair value hedges derivatives		10	27	254
Non hedging derivatives		226	119	117

	(B)	365	533	411

Reversal of impairment loss on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	2,756	2,400	2,003
of which, included in the supplementary disclosure on financial instruments		630	409	432

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finance expenses

Finance expenses amounted to 5,281 million euros in 2015, 4,594 million euros in 2014 and 4,186 million euros in 2013, showing an increase of 687 million euros in 2015 compared to 2014 and an increase of 408 million euros in 2014 compared to 2013.

Details are as follows:

		Year ended December 31,
		2015	2014	2013
		(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,621	1,438	1,443
Interest expenses to banks		128	220	217
Interest expenses to others		264	187	216

		2,013	1,845	1,876
Commissions		140	147	131
Exchange losses		1,158	857	535
Charges from fair value hedge derivatives		12	35	50
Reversal of the Reserve for hedging instruments to the income statement (interest rate component)		820	610	753
Charges from non-hedging derivatives		75	72	55
Miscellaneous finance expenses		360	311	327

	(A)	4,578	3,877	3,727

Negative fair value adjustments to:
Fair value hedge derivatives		33	72	234
Underlying financial assets and liabilities of fair value hedges derivatives		117	366	35
Non hedging derivatives		553	279	190

	(B)	703	717	459

Impairment losses on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	5,281	4,594	4,186
of which, included in the supplementary disclosure on financial instruments		2,788	2,435	2,259

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

		Year ended December 31,
		2015	2014	2013
		(millions of euros)
NET EXCHANGE GAINS AND LOSSES
Exchange gains		976	785	492
Exchange losses		(1,158)	(857)	(535)

		(182)	(72)	(43)

NET RESULT FROM DERIVATIVES
Income from fair value hedge derivatives		99	133	152
Charges from fair value hedge derivatives		(12)	(35)	(50)

Net result from fair value hedge derivatives	(A)	87	98	102

Positive effect of the Reversal of the Reserve for hedging instruments to the income statement for the interest rate component		954	613	643
Negative effect of the Reversal of the Reserve for hedging instruments to the income statement for the interest rate component		(820)	(610)	(753)

Net effect of the Reversal of the Reserve for hedging instruments to the income statement for the interest rate component	(B)	134	3	(110)
Income from non-hedging derivatives		15	24	23
Charges from non-hedging derivatives		(75)	(72)	(55)

Net result from non-hedging derivatives	(C)	(60)	(48)	(32)

Net result from derivatives	(A+B+C)	161	53	(40)

Positive fair value adjustment to fair value hedge derivatives		129	387	40
Negative fair value adjustment to underlying financial assets and liabilities of fair value hedge derivatives		(117)	(366)	(35)

Net fair value adjustments	(D)	12	21	5

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		10	27	254
Negative fair value adjustments to fair value hedge derivatives		(33)	(72)	(234)

Net fair value adjustments	(E)	(23)	(45)	20

Net fair value adjustment to fair value hedge derivatives and underlying	(D+E)	(11)	(24)	25

NET FAIR VALUE ADJUSTMENTS TO NON-HEDGING DERIVATIVES
Positive fair value adjustments to non-hedging derivatives	(F)	226	119	117
Negative fair value adjustments to non-hedging derivatives	(G)	(553)	(279)	(190)

Net fair value adjustments to non-hedging derivatives	(F+G)	(327)	(160)	(73)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 36—PROFIT (LOSS) FOR THE YEAR

The profits (losses) for the years ended December 31, 2015, 2014 and 2013 are summarized as follows:

	Year ended December 31,
	2015	2014	2013
	(millions of euros)
Profit (loss) for the year	657	1,960	(238)
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations	(161)	1,252	(721)
Profit (loss) from Discontinued operations/Non-current assets held for sale	89	98	47

Profit (loss) for the year attributable to owners of the Parent	(72)	1,350	(674)

Non-controlling interests
Profit (loss) from continuing operations	207	167	142
Profit (loss) from Discontinued operations/Non-current assets held for sale	522	443	294

Profit (loss) for the year attributable to Non-Controlling interests	729	610	436

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 37—EARNINGS PER SHARE

		Year ended December 31,
		2015	2014	2013
Basic and Diluted Earnings Per Share
Profit (loss) for the year attributable to owners of the Parent		(72)	1,350	(674)
Less: additional dividends for the savings shares (0.011 per share and up to capacity)		—	(66)	—

	(millions of euros)	(72)	1,284	(674)

Average number of Ordinary and Savings Shares	(millions)	20,916	20,878	19,598

Basic and diluted earnings per share—Ordinary Shares		0.00	0.06	(0.03)
Plus: additional dividends per savings Share		—	0.01	—

Basic and diluted earnings per share—Savings Shares	(Euro)	0.00	0.07	(0.03)

Basic and Diluted Earnings Per Share From continuing Operations
Profit (loss) from continuing operations attributable to owners of the Parent		(161)	1,252	(721)
Less: additional dividends for the Savings Shares		—	(66)	—

	(millions of euros)	(161)	1,186	(721)

Average number of Ordinary and Savings Shares	(millions)	20,916	20,878	19,598

Basic and diluted earnings per share from continuing operations—Ordinary Shares		(0.01)	0.06	(0.04)
Plus: additional dividends per savings Share		—	0.01	—

Basic and diluted earnings per share from continuing operations—Savings Shares	(Euro)	(0.01)	0.07	(0.04)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		Year ended December 31,
		2015	2014	2013
Basic and Diluted Earnings Per Share From Discontinued operations/Non current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	611	541	341

Average number of Ordinary and Savings Shares	(millions)	20,916	20,878	19,598

Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Ordinary Shares	(Euro)	0.03	0.03	0.02

Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Savings Shares	(Euro)	0.03	0.03	0.02

		Year ended December 31,
		2015	2014	2013
Average number of Ordinary Shares(*)		14,889,773,009	14,851,386,060	13,571,392,501
Average number of Savings Shares		6,026,677,674	6,026,120,661	6,026,120,661

Total		20,916,450,683	20,877,506,721	19,597,513,162

(*) The average number of ordinary shares includes shares issuable following the conversion of the mandatory convertible bond and for the purposes of the calculation of the diluted earnings per share, the potential ordinary shares relating only to the equity compensation plans of employees for whom the market and non-market performance conditions have been satisfied.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Future potential changes in share capital

The table below shows future potential changes in share capital, based on: the issuance, by Telecom Italia Finance S.A. in November 2013, of the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.”; the issuance of the convertible bond by Telecom Italia S.p.A. in March 2015; the authorizations to increase the share capital in place at December 31, 2015, and the options and rights granted under equity compensation plans, still outstanding at December 31, 2015.

	Number of maximum shares issuable	Share capital (thousands of euros)(*)	Additional paid-in capital (thousands of euros)	Subscription price per shares (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94

Total additional capital increases not yet approved (ordinary shares)		107,800

Capital increases already approved (ordinary shares)
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)
—Principal	n.a.	1,300,000	n.a.	n.a.
—Interest portion	n.a.	79,625
2015 Convertible Bond (ordinary shares)(**)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		3,379,625

Total		3,487,425

(*)	Amounts stated for capital increases connected with equity compensation plans and the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.” are the “total estimated value” inclusive, where applicable, of any premiums.

(**)	The number of shares potentially issuable shown may be subject to adjustments.

For further details, please see Note “Financial liabilities (non-current and current)” and Note “Equity compensation plans”.

NOTE 38—SEGMENT REPORTING

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•	Domestic;

•	Brazil;

•	Media;

•	Other Operations.

Following approval of the restructuring plan of the Olivetti group on May 11, 2015, business lines for which the plan contemplates abandonment through divestment or termination have been included under Other Operations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(millions of euros)
Third-party revenues	14,960	15,263	16,347	4,633	6,239	6,937	82	71	123	43	—	—	—	—	—	19,718	21,573	23,407
Intragroup revenues	41	40	41	3	5	8	—	—	1	6	—	—	(50)	(45)	(50)	—	—	—

Revenues by operating segment	15,001	15,303	16,388	4,636	6,244	6,945	82	71	124	49	—	—	(50)	(45)	(50)	19,718	21,573	23,407
Other income	258	382	299	21	18	21	4	1	4	4	—	1	—	—	(1)	287	401	324

Total operating revenues and other income	15,259	15,685	16,687	4,657	6,262	6,966	86	72	128	53	—	1	(50)	(45)	(51)	20,005	21,974	23,731

Acquisition of goods and services	(6,046)	(5,831)	(6,054)	(2,444)	(3,593)	(4,263)	(33)	(35)	(95)	(48)	(6)	(9)	38	35	44	(8,533)	(9,430)	(10,377)
Employee benefits expenses	(3,206)	(2,730)	(2,711)	(349)	(379)	(349)	(4)	(8)	(26)	(30)	(3)	(2)	—	1	1	(3,589)	(3,119)	(3,087)
of which: accruals to employee severance indemnities	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—	—
Other operating expenses	(999)	(570)	(670)	(470)	(598)	(632)	(12)	(4)	(11)	(11)	(3)	(5)	1	—	—	(1,491)	(1,175)	(1,318)
of which: writedowns and expenses in connection with credit management and provision charges	(506)	(301)	(307)	(149)	(154)	(165)	(12)	(3)	(8)	(8)	(1)	—	—	—	—	(675)	(459)	(480)
Change in inventories	3	(41)	37	(33)	(11)	10	—	—	2	(15)	—	—	1	—	(1)	(44)	(52)	48
Internally generated assets	556	485	452	88	93	80	—	—	—	—	—	—	12	10	11	656	588	543
Depreciation and amortization	(3,205)	(3,290)	(3,568)	(909)	(977)	(954)	(23)	(19)	(33)	—	—	—	2	2	2	(4,135)	(4,284)	(4,553)
Gains (losses) on disposals of non-current assets	—	31	(1)	336	(2)	—	—	—	(97)	—	—	16	—	—	—	336	29	(82)
Impairment reversals (losses) on non-current assets	(3)	(1)	(2,187)	(240)	—	—	—	—	—	(1)	—	—	—	—	—	(244)	(1)	(2,187)

Operating profit (loss)	2,359	3,738	1,985	636	795	858	14	6	(132)	(52)	(12)	1	4	3	6	2,961	4,530	2,718

Share of profits (losses) of associates and joint ventures accounted for using the equity method	1	(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	1	(5)	—
Other income (expenses) from investments																10	16	(3)
Finance income																2,756	2,400	2,003
Finance expenses																(5,281)	(4,594)	(4,186)

Profit (loss) before tax from continuing operations																447	2,347	532
Income tax expense																(401)	(928)	(1,111)

Profit (loss) from continuing operations																46	1,419	(579)
Profit (loss) from Discontinued operations/Non-current assets held for sale																611	541	341

Profit (loss) for the year																657	1,960	(238)
Attributable to:
Owners of the Parent																(72)	1,350	(674)
Non-controlling interests																729	610	436

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(millions of euros)
Revenues from equipment sales—third party	956	954	979	475	1,016	1,122	—	—	—	43	—	—	—	—	—	1,474	1,970	2,101
Revenues from equipment sales—intragroup	—	—	—	—	—	1	—	—	—	5	—	—	(5)	—	(1)	—	—	—

Total revenues from equipment sales	956	954	979	475	1,016	1,123	—	—	—	48	—		(5)	—	(1)	1,474	1,970	2,101

Revenues from services—third party	14,017	14,294	15,385	4,158	5,223	5,815	82	71	123	—	—	—	—	—	—	18,257	19,588	21,323
Revenues from services—intragroup	41	40	41	3	5	7	—	—	1	1	—	—	(45)	(45)	(49)	—	—	—

Total revenues from services	14,058	14,334	15,426	4,161	5,228	5,822	82	71	124	1	—	—	(45)	(45)	(49)	18,257	19,588	21,323

Revenues on construction contracts—third party	(13)	15	(17)	—	—	—	—	—	—	—	—	—	—	—	—	(13)	15	(17)
Revenues on construction contracts—intragroup	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	(13)	15	(17)	—	—	—	—	—	—	—	—	—	—	—	—	(13)	15	(17)

Total third-party revenues	14,960	15,263	16,347	4,633	6,239	6,937	82	71	123	43	—	—	—	—	—	19,718	21,573	23,407
Total intragroup revenues	41	40	41	3	5	8	—	—	1	6	—	—	(50)	(45)	(50)	—	—	—

Total revenues by operating segment	15,001	15,303	16,388	4,636	6,244	6,945	82	71	124	49	—	—	(50)	(45)	(50)	19,718	21,573	23,407

Consolidated Financial Statements	Notes To Consolidated Financial Statements

PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	(millions of euros)
Purchase of intangible assets	1,454	1,001	1,299	505	1,421	583	—	—	13	—	—	—	—	—	—	1,959	2,422	1,895
Purchase of tangible assets	3,632	1,782	1,732	1,121	774	766	8	6	7	—	—	—	—	—	—	4,761	2,562	2,505

Purchase of intangible and tangible assets	5,086	2,783	3,031	1,626	2,195	1,349	8	6	20	—	—	—	—	—	—	6,720	4,984	4,400

of which capital expenditures	3,900	2,783	3,031	1,289	2,195	1,349	8	6	20	—	—	—	—	—	—	5,197	4,984	4,400

of which change in finance leasing contracts	1,186	—	—	337	—	—	—	—	—	—	—	—	—	—	—	1,523	—	—

HEADCOUNT BY OPERATING SEGMENT

	Domestic		Brazil		Media		Other operations		Consolidated Total
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014
	(number of employees)
Headcount (*)	52,644	53,076	13,042	12,841	64	89	117	19	65,867	66,025

(*)	The number of personnel at year-end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Media		Other operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014	As of December 31, 2015	As of December 31, 2014
	(millions of euros)
Non-current operating assets	46,366	44,292	5,877	7,186	238	264	4	5	(11)	(19)	52,474	51,728
Current operating assets	4,234	4,085	1,094	1,825	37	34	44	8	(51)	(24)	5,358	5,928

Total operating assets	50,600	48,377	6,971	9,011	275	298	48	13	(62)	(43)	57,832	57,656

Investments accounted for using the equity method	41	36	—	—	—	—	—	—	—	—	41	36
Discontinued operations /Non-current assets held for sale											3,904	3,729
Unallocated assets											9,455	10,130

Total Assets											71,232	71,551

Total operating liabilities	8,812	7,902	1,926	2,905	27	42	82	13	(37)	(46)	10,810	10,816
Liabilities directly associated with Discontinued operations/Non-current assets held for sale											1,881	1,518
Unallocated liabilities											37,208	37,518
Equity											21,333	21,699

Total Equity and liabilities											71,232	71,551

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b) Reporting by geographical area

		Revenues						Non-current operating assets
		Breakdown by location of operations			Breakdown by location of customers			Breakdown by location of operations
		2015	2014	2013	2015	2014	2013	As of December 31, 2015	As of December 31, 2014
		(millions of euros)
Italy	(A)	14,743	15,016	16,152	13,772	14,056	15,162	46,117	44,110
Outside Italy	(B)	4,975	6,557	7,255	5,946	7,517	8,245	6,357	7,618

Total	(A+B)	19,718	21,573	23,407	19,718	21,573	23,407	52,474	51,728

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

The procedure adopted by the Company for the management of related party transactions also applies “to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of current members of the Telecom Italia Board (appointed at the Ordinary Shareholders’ Meeting of April 16, 2014 and subsequently supplemented at the Ordinary Shareholders’ Meeting of December 15, 2015) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.P.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of Telecom Italia (even though that shareholder agreement has been terminated).

Related party transactions, when not dictated by specific laws, were usually conducted with similar terms than provided to third parties. The transactions were subject to the above-mentioned internal procedure which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora—Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale). On March 8, 2016, the sale of the remaining 51% of the Sofora—Telecom Argentina group was completed.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the Group’s separate consolidated income statements for the years 2015, 2014 and 2013 are as follows:

Separate consolidated income statement line items 2015

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Revenues	19,718	6	605	—		611	(187)	424	2.2
Other income	287	—	1	—		1		1	0.3
Acquisition of goods and services	8,533	39	323	—		362	(111)	251	2.9
Employee benefits expenses	3,589	—	15	86	14	115	(12)	103	2.9
Other operating expenses	1,491	—	1	—		1		1	0.1
Other income (expenses) from investments	10	—	(4)	—		(4)		(4)	(40.0)
Finance income	2,756	—	123	—		123		123	4.5
Finance expenses	5,281	5	92	—		97		97	1.8
Profit (loss) from Discontinued operations/Non-current assets held for sale	611	(13)	77			64

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules the statutory auditors are considered related parties.

Separated consolidated income statement line items 2014

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations(b)	% on line item (b/a)
	(millions of euros)
Revenues	21,573	8	703			711	(167)	544	2.5
Other income	401		10			10		10	2.5
Acquisition of goods and services	9,430	26	415			441	(89)	352	3.7
Employee benefits expenses	3,119		11	89	15	115	(8)	107	3.4
Other operating expenses	1,175		1			1		1	0.1
Finance income	2,400		102			102		102	4.3
Finance expenses	4,594	8	151			159		159	3.5
Profit (loss) from Discontinued operations/Non-current assets held for sale	541	(6)	76			70

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules the statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Separate consolidated income statement line items 2013

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Revenues	23,407	11	904			915	(209)	706	3.0
Other income	324		24			24		24	7.4
Acquisition of goods and services	10,377	37	606			643	(133)	510	4.9
Employee benefits expenses	3,087		13	81	22	116	(9)	107	3.5
Other operating expenses	1,318		1			1		1	0.1
Finance income	2,003		63			63		63	3.1
Finance expenses	4,186	18	82			100		100	2.4
Profit (loss) from Discontinued operations/Non-current assets held for sale	341	(9)	76			67

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules the statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of financial position at December 31, 2015 and at December 31, 2014 are as follows:

Consolidated statement of financial position line items at December 31, 2015

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(2,989)	(7)	(542)		(549)		(549)	18.4
Securities other than investments (current assets)	(1,488)		(47)		(47)		(47)	3.2
Financial receivables and other current financial assets	(352)		(16)		(16)		(16)	4.5
Cash and cash equivalents	(3,559)		(72)		(72)		(72)	2.0
Current financial assets	(5,399)		(135)		(135)		(135)	2.5
Discontinued operations/Non-current assets held for sale of a financial nature	(227)
Non-current financial liabilities	30,518		937		937		937	3.1
Current financial liabilities	6,224		168		168		168	2.7
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of financial nature	348
Trade and miscellaneous receivables and other current assets	5,110	2	158		160	(23)	137	2.7
Discontinued operations/Non-current assets held for sale of a non-financial nature	3,677		23		23
Trade and miscellaneous payables and other current liabilities	7,762	32	176	25	233	(16)	217	2.8
Liabilities directly associated with discontinued operations/non-current assets held for sale of a non-financial nature	1,533	11	5		16

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules the statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items at December 31, 2014

		Related parties
	Total (a)	Associates companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(2,445)	(5)	(369)		(374)		(374)	15.3
Securities other than investments (current assets)	(1,300)		(52)		(52)		(52)	4.0
Financial receivables and other current financial assets	(311)		(14)		(14)		(14)	4.5
Cash and cash equivalents	(4,812)		(174)		(174)		(174)	3.6
Current financial assets	(6,423)		(240)		(240)		(240)	3.7
Discontinued operations/Non-current assets held for sale of a financial nature	(165)
Non-current financial liabilities	32,325	25	444		469		469	1.5
Current financial liabilities	4,686	43	64		107		107	2.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of financial nature	43
Trade and miscellaneous receivables and other current assets	5,615	3	168		171	(19)	152	2.7
Discontinued operations/Non-current assets held for sale of a non-financial nature	3,564		19		19
Miscellaneous payables and other non-current liabilities	697		1		1		1	0.1
Trade and miscellaneous payables and other current liabilities	8,376	35	163	31	229	(16)	213	2.5
Liabilities directly associated with discontinued operations/non-current assets held for sale of a non-financial nature	1,475	6	10		16

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules the statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the consolidated statements of cash flows for the years 2015, 2014 and 2013 are as follows:

Consolidated statement of cash flows line items 2015

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	6,720	160	22		182	(2)	180	2.7
Cash flows from (used in) discontinued operations/non-current assets held for sale	(19)		(2)		(2)

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules the statutory auditors are considered related parties.

Consolidated statement of cash flows line items 2014

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,984	170	16		186		186	3.7

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules the statutory auditors are considered related parties.

Consolidated statement of cash flows line items 2013

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,400	147	17		164		164	3.7
Dividends paid	537		62	—	62		62	11.5

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules the statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES, COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

On June 19, 2015, Telecom Italia S.p.A. purchased a 50% stake in the company Alfiere S.p.A. classified as a joint venture. On December 22, 2015, Telecom Italia sold its investment in Teleleasing S.p.A. to the Mediobanca group. Accordingly, the statement of financial position balances at December 31, 2015 with respect to Teleleasing S.p.A. are included under the amount shown for the Mediobanca group.

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2015	2014	2013	Type of contract
	(millions of euros)
Revenues
Italtel group	1	1	2	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
NordCom S.p.A.	1	2	2	Fixed and mobile voice services, data network connections and outsourcing, I.C.T. products and services
Teleleasing S.p.A. (in liquidation)	3	4	5	Sale of equipment and maintenance services
TM Holding News S.p.A.	—	—	1	Fixed and mobile telephony services, property leases and administrative outsourcing
Other minor companies	1	1	1

Total revenues	6	8	11

Acquisition of goods and services
Italtel group	37	21	29	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offerings to the Italtel group customers
Movenda S.p.A.	—	2	2	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development
NordCom S.p.A.	1	1	2	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for base transceiver station housing
Teleleasing S.p.A. (in liquidation)	1	1	2	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
TM Holding News S.p.A.	—	1	2	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information

Totalacquisition of goods and services	39	26	37

Financeexpenses	5	8	18	Interestexpenses for equipment lease and finance leases with Teleleasing S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2015	As of December 31, 2014	Type of contract
	(millions of euros)
Non-current financial assets
Italtel group	—	5	Interest bearing loan.
Alfiere S.p.A.	7		Loan to shareholders.

Total non-current financial assets	7	5

Non-current financial liabilities	—	25	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)

Current financial liabilities	—	43	Finance leases of equipment and finance leases with Teleleasing S.p.A. (in liquidation)

Trade and miscellaneous receivables and other current assets
NordCom S.p.A.	—	1	Fixed and mobile voice services, data network connections and outsourced ICT products and services.
Teleleasing S.p.A. (in liquidation)	—	1	Sale of equipment and maintenance services
Other minor companies	2	1

Total trade and miscellaneous receivables and other current assets	2	3

Trade and miscellaneous payables and other current liabilities
Italtel group	28	31	Supply transactions connected with investment and operations activities
Movenda S.p.A.	1	2	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development.
NordCom S.p.A.	1	—	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for base transceiver station housing
Teleleasing S.p.A. (in liquidation)	—	1	Purchase of goods assigned under leasing arrangements with Telecom Italia customers
W.A.Y. S.r.l.	2		Supply of geolocation equipment and related technical support services within the Telecom Italia customer offering
Other minor companies	—	1

Total trade and miscellaneous payables and other current liabilities	32	35

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items
	2015	2014	2013	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis
Italtel group	158	169	145	Purchases of telecommunications equipment
Movenda S.p.A.	1	1	2	Information technology services, licenses for GSMA Mobile Connect Application
Other minor companies	1

Total purchase of intangible and tangible assets on an accrual basis	160	170	147

TRANSACTIONS WITH OTHER RELATED PARTIES (through directors, statutory auditors and key managers—or executive officers under US rules—and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules the statutory auditors are considered related parties).

The “Procedure for carrying out transactions with related parties”, as set forth in the regulation on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended, provides that the procedure should also be applied to parties that, irrespective of whether they qualify as related parties under accounting principles, participate in significant shareholder agreements according to art. 122 of the Consolidated Law on Finance, that govern Director candidacies to the Telecom Italia Board, where the slate presented is the slate that a majority of the Directors nominated are drawn from.

The main changes that occurred during 2015 in the scope of related parties, were as follows:

•	from October 23, 2015, the Vivendi S.A. Group, due to a direct and indirect stake in the Company equal to 21.39%, has been included within the scope of “Other related parties”;

•	from November 1, 2015, the RCS Group has been included in the scope of “Other related parties through directors”;

•	from November 1, 2015, the CartaSì group has no longer been included in the scope of “Other related parties through directors”;

•	from December 15, 2015, following the change both in the number of directors and the members of the Board of Directors, approved by the Shareholders’ Meeting, the Company verified possible new entries in the scope of “Other related parties through directors”, without, making further significant changes.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2015	2014	2013	Type of contract
	(millions of euros)
Revenues
Generali group	109	91	84	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services
Intesa Sanpaolo group	68	56	68	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	6	6	7	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks
RCS group	1	—	—	Fixed-line telephony service.
Telefonica group	421	549	745	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	—	1	—

Total revenues	605	703	904

Other income
Generali group	—	9	23	Damage compensation
Other minor companies	1	1	1

Total other income	1	10	24

Acquisition of goods and services
CartaSi group	5	5	—	Commissions on collections and top-up services for prepaid mobile users.
Generali group	25	32	37	Insurance premiums and property leases
Intesa Sanpaolo group	11	13	11	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	2	Credit recovery activities
Telefonica group	279	364	556	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Vivendi group	1	—	—	Purchase of musical digital content (TIM MUSIC)
Other minor companies	1	—	—

Total acquisition of goods and services	323	415	606

Employee benefits expenses	15	11	13	Generali group insurance related to the work of personnel.

Other operating expenses	1	1	1	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group

Other income (expenses) from investments	(4)			Loss related to the sale of Teleleasing S.p.A. to the Mediobanca group

Finance income
Intesa Sanpaolo group	96	80	50	Bank accounts, deposits and hedging derivatives
Mediobanca group	18	11	13	Bank accounts, deposits and hedging derivatives
Telefonica group	9	11	—	Finance leases

Total finance income	123	102	63

Finance expenses
Intesa Sanpaolo group	68	131	69	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	24	20	13	Term Loan Facility and Revolving Credit Facility and hedging derivatives

Total finance expenses	92	151	82

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2015	As of December 31, 2014	Type of contract
	(millions of euros)
Non-current financial assets
IntesaSanpaolo group	424	274	Hedging derivatives
Mediobancagroup	71	35	Hedging derivatives
Telefonicagroup	47	60	Finance lease

Total non-current financial assets	542	369

Securities other than investments (current assets)
IntesaSanpaolo group	10	24	Bonds
Mediobancagroup	24	15	Bonds
Telefonicagroup	13	13	Bonds

Total securities other than investments (current assets)	47	52

Financial receivables and other current financial assets
IntesaSanpaolo group	14	13	Hedging derivatives
Mediobancagroup	1	1	Hedging derivatives
Telefonicagroup	1	—	Finance lease

Total financial receivables and other current financial assets	16	14

Cash and cash equivalents
Intesagroup	67	174	Bank accounts and deposits
Mediobancagroup	5		Bank accounts and deposits

Total cash and cash equivalents	72	174

Non-current financial liabilities
IntesaSanpaolo group	497	199	Hedging derivatives and loans
Mediobancagroup	440	245	Hedging derivatives, loans and financial payables.

Total Non-current financial liabilities	937	444

Current financial liabilities
IntesaSanpaolo group	136	62	Current accounts, hedging derivatives and payables to other lenders.
Mediobancagroup	32	2	Hedging derivatives and financial payables.

Total Current financial liabilities	168	64

Telecom Italia S.p.A. incurred transaction costs for the IPO for the ordinary shares of INWIT S.p.A. for placement fees paid to the following related parties:

– Mediobanca group:	4 million euros;
– Intesa Sanpaolo group:	6 million euros.

This transaction did not result in a loss of control for Telecom Italia over INWIT and was therefore treated as a transaction between shareholders in accordance with accounting standards. Accordingly, no impacts were recognized in the income statements and the effects of the transaction were accounted for directly in Equity.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items
	As of December 31, 2015	As of December 31, 2014	Type of contract
	(millions of euros)
Trade and miscellaneous receivables and other current assets
Generaligroup	28	30	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services
IntesaSanpaolo group	64	83	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections
Mediobancagroup	1	2	Voice and MPLS data network services and marketing of data devices, sale of equipment for fixed and mobile networks, receivables from Teleleasing sold to the Mediobanca group
RCS group	2	—	Fixed-line telephony service
Telefonicagroup	63	53	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software

Total trade and miscellaneous receivables and other current assets	158	168

Miscellaneous payables and other non-current liabilities	—	1	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group

Trade and miscellaneous payables and other current liabilities
CartaSigroup	—	2	Commissions on top-up services for prepaid mobile users
Generaligroup	8	7	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems
IntesaSanpaolo group	121	123	Factoring fees, payable resulting from the collection of receivables sold, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobancagroup	7	1	Credit recovery activities
Telefonicagroup	37	29	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Vivendigroup	3		Purchase of musical digital content (TIM MUSIC).
Otherminor companies		1

Total trade and miscellaneous payables and other current liabilities	176	163

Consolidated statement of cash flows line items
	2015	2014	2013	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	22	16	17	Acquisition of transmission capacity with the Telefónica group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

Separate consolidated income statements line items
	2015	2014	2013	Type of contract
	(millions of euros)
Employee benefits expenses				Contributions to pension funds
Fontedir	11	11	11
Telemaco	70	73	67
Other pension funds	5	5	3

Total employee benefits expenses	86	89	81

Consolidated statement of financial position line items
	As of December 31, 2015	As of December 31, 2014	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	4	4
Telemaco	21	27

Total trade and miscellaneous payables and other current liabilities	25	31

* * *

REMUNERATION TO KEY MANAGERS

In 2015, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounted to 13.9 million euros (14.8 million euros in 2014), broken down as follows:

	2015		2014
	(millions of euros)
Short-term remuneration	11.4	(1)	9.5	(3)
Employment termination benefit incentives			1.5
Share-based payments (*)	2.5	(2)	3.8	(4)

	13.9		14.8

(*)	These refer to the fair value of the rights, accrued on December 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (SOP Plans 2014).

(1)	of which 0.6 million euros recorded by the Latin American subsidiaries.

(2)	of which 0.4 million euros recorded by the Latin American subsidiaries.

(3)	of which 1.4 million euros recorded by the Latin American subsidiaries.

(4)	of which 0.3 million euros recorded by the Latin American subsidiaries.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The amounts for 2015 shown in the table do not include the effects of assessment cancellation pertaining to the previous years, due to the failure to achieve the performance targets, and, for the updated forecasts of the performances for the 2014/2016 Stock Option Plan. The related amounts are broken down below:

	2015	2014
	(millions of euros)
2014/2016 Stock Option Plan, 2014 verifications—share-based payments	(1.6)
LTI 2011 and 2012 – 2011, 2012 and 2013 verifications—long-term remuneration		(1.9)
LTI 2011 and 2012 – 2011, 2012 and 2013 verifications—share-based payments		(1.6)

Total	(1.6)	(3.5)

In 2015, there were no cancellations of verifications relating to the LTI Plans.

In 2015, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 126,000 euros (208,000 euros in 2014).

In 2015, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, were the following:

Directors:
Giuseppe Recchi	Chairman of Telecom Italia S.p.A.
Marco Patuano	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.

Managers:
Rodrigo Modesto de Abreu	Diretor Presidente Tim Participações S.A.
Simone Battiferri	Head of Business
Franco Brescia	(1) Head of Public & Regulatory Affairs
Stefano Ciurli	(2) Head of Wholesale
Antonino Cusimano	Head of Corporate Legal Affairs
Stefano De Angelis	Head of Consumer
Mario Di Loreto	Head of People Value
Giuseppe Roberto Opilio	Head of Operations
Piergiorgio Peluso	Head of Administration, Finance and Control
Paolo Vantellini	Head of Business Support Office

(1)	Until September 15, 2015.

(2)	From November 5, 2015 Head of Wholesale.

NOTE 40—EQUITY COMPENSATION PLANS

The equity compensation plans in force at December 31, 2015 are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in place at December 31, 2015; for further details on the plans already in place at December 31, 2014, please refer to the consolidated financial statements of the Telecom Italia Group at that date.

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

The beneficiaries of the Plan include the Chief Executive Officer, Top Management (including Key Officers) and a selected part of the Management for a total of 159 employees of the Telecom Italia Group.

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

The performance conditions are described below:

•	Total Shareholder Return of Telecom Italia which determines 50% of the options. This parameter measures the positioning of Telecom Italia’s TSR in the TSR ranking of the Benchmark Panel consisting of: AT&T, Verizon, Telefónica, Deutsche Telekom, Orange (France Télécom), Telekom Austria, KPN, Swisscom, British Telecom, Vodafone and Telecom Italia itself. The objective includes different levels of achievement based on the Telecom Italia TSR’s positioning in the ranking, which corresponds to a different exercisable percentage of the Options associated to it:

–	150% of the target level for positioning in first place (maximum level);

–	100% of the target level for positioning in fifth place (target level);

–	40% of the target level for positioning in eighth place (minimum level);

–	no options for positioning below the minimum level.

•	Cumulated Free Cash Flow consolidated in the 2014-2016 three-year period determines the exercisability of the remaining 50% of the allocated options. The parameter measures the Free Cash Flow available for the payment of dividends and repaying the debt, and will be calculated as a cumulative value for the 2014-2016 period. The Options associated with the Cumulated Free Cash Flow objective will become exercisable according to the level of performance achieved over the three years:

–	150% of the target options for over performance of 110% (or more) than the value established in the Plan;

–	100% of the options for achievement of the plan objective 2014-2016 (target level);

–	80% of the target options for achievement of the minimum value, set at 93% of the Cumulated Free Cash Flow value established in the plan (minimum level);

–	no options for positioning below the minimum level.

The number of exercisable options depends on the level of achievement objectives.

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price). If allocations are made at a later stage, the strike price will be the higher of the price established upon initial allocation in the price resulting from the application of the above criteria at the time of allocation of the options.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Tim Participações S.A. Stock Option Plan

•	2011-2013 Plan

On August 5, 2011, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for key managers of the company and its subsidiaries. Exercise of the options is subject to achieving two objectives simultaneously:

–	absolute performance: increase in value of Tim Participações S.A. shares;

–	relative performance: performance of Tim Participações S.A. shares against a benchmark index mainly composed of the Telecommunications, Information Technology and Media industry.

Performance targets refer to the three-year period 2011-2014 and performance is recorded in July of each year.

The vesting period is 3 years (one third per year), the options are valid for 6 years, and the company does not have a legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2011

The grantees of the options were granted the right to purchase a total of 2,833,596 shares.

At December 31, 2015, no options were pending or exercisable. All the plan options have been exercised or have expired due to failure to achieve the minimum conditions set by the plan.

Year 2012

On September 5, 2012 the grantees of the options were granted the right to purchase a total of 2,661,752 shares.

At December 31, 2015, all pending options were still vested, but were not exercisable since the minimum performance condition had not been met. A total of 513,904 options are still pending.

Year 2013

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares.

At December 31, 2015 no option was exercisable. A total of 971,221 options have been exercised and 1,531,984 options did not meet the minimum performance condition or have not yet vested.

•	2014-2016 Plan

On April 10, 2014, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for key managers of the company and its subsidiaries.

Exercise of the options is not subject to the achievement of specific performance targets, but the exercise price is adjusted upwards or downwards according to the performance of Tim Participações S.A. shares in a ranking of Total Shareholder Return, in which companies in the Telecommunications, Information Technology and Media industry are compared during each year the plan is in effect. If the performance of Tim Participações S.A. shares, in the 30 days prior to September 29 of each year, is ranked in the above-mentioned ranking, the participant loses the right to 25% of the options vesting at that time.

The vesting period is 3 years (one third per year), the options are valid for 6 years, and the company does not have a legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2014

On September 29, 2014, the grantees of the options were granted the right to purchase a total of 1,456,353 shares.

At December 31, 2015, out of the total of those options, 150,791 could be considered as lapsed due to failure to achieve the minimum exercise conditions set in the plan and 435,188 could be considered as vested. No option has been exercised.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Year 2015

On October 16, 2015, the grantees of the options were granted the right to purchase a total of 3,355,229 shares.

At December 31, 2015, no option could be considered as vested. No options have lapsed.

DESCRIPTION OF OTHER EQUITY COMPENSATION PLANS

Other equity compensation plans of Telecom Italia S.p.A.

•	Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The LTI Plan 2010-2015 provided the option, after a 2010-2012 three-year performance period, to invest 50% of the bonus awarded in the subscription for Telecom Italia ordinary shares. In addition, a bonus share would be assigned for each share acquired in this manner if the beneficiary maintained ownership of those shares and continued to be employed within the Group company during the two-year period. Upon closure of the plan, on April 20, 2015, a total of 178,448 ordinary shares were issued as bonus shares to the beneficiaries.

•	MBO 2015 Deferred

Based on the resolutions passed by the Shareholders’ Meeting of Telecom Italia S.p.A. of May 20, 2015, a deferment mechanism was introduced for the bonus related to the MBO 2015 for the Chief Executive Officer, top Management and a selected part of management.

In light of the recent cost-cutting measures that also include management staff of the company, the Board of Directors of Telecom Italia S.p.A. in the meeting of August 6, 2015, resolved not to implement the deferred 2015 MBO. If the performance targets set are achieved, only a cash bonus will be paid.

•	2014 Broad-Based Share Ownership Plan

In June 2014, Telecom Italia launched a Broad-Based Share Ownership Plan, under which all employees, with a permanent contract with Telecom Italia S.p.A. and its subsidiaries registered in Italy, could subscribe to acquire shares at a 10% discount relative to the average official price of Telecom Italia shares in the month prior to the subscription period (the subscription price was 0.84 euro cents).

The Plan also provided for the free allocation of ordinary shares, subject to the shares subscribed being retained for one year and continuation of employment with companies of Telecom Italia Group. On August 4, 2015, employees that satisfied these requirements were allocated shares of Telecom Italia as bonus shares, in a ratio of 1 bonus share for every 3 shares subscribed.

CALCULATION OF FAIR VALUE MEASUREMENT OF THE GRANTED OPTIONS AND RIGHTS

The fair value of the options relating to the 2014—2016 Stock Option Plan was calculated using the “Monte Carlo method” according to the calculation parameters reported in the following table.

For the 2010-2015 LTI plan, the following was measured:

•	the debt component, determined as follows:

–	65%, linked to reaching Total Shareholder Return targets, was calculated as the average of the levels of expected bonus weighted by the probability of occurrence of the related scenarios; such probability is measured using the Monte Carlo method;

–	35%, linked to reaching Free Cash Flow targets, was calculated as the bonus level according to the best estimate of expected Free Cash Flow with reference to the data of the Telecom Italia three-year plan;

•	the equity component, determined as the theoretical value of the right to the bonus share calculated as the fair value of a 24-month call option on Telecom Italia ordinary shares, starting in three years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Parameters used to determine fair value – Telecom Italia S.p.A.

Plans/Parameters	Exercise price (euro)	Current price/ Spot (euro)(1)	Volatility(2)	Period	Expected dividends (euro)(3)	Rate(4)
LTI Plan 2010-2015 equity component	—	0.9219	33.4281%	5 years	0.055 first year 0.06 second year	1.89% at 5 years

2014 Broad-Based Share Ownership Plan		0.94	40.36%	1 year	0.02	0.239%

2014-2016 Stock Option Plan (5)	0.94	0.931	36.95%	3 years	0.02	1.135%

(1)	In relation to the performance targets set in the Plan, consideration was given to the market prices of Telecom Italia shares and, if necessary, of other shares of the leading companies in the telecommunications sector at the grant date.

(2)	In relation to the performance targets set in the Plan, consideration was given to the volatility values of the Telecom Italia share and, if necessary, of the shares of the leading companies in the telecommunications sector.

(3)	The dividends are estimated based on data from Bloomberg.

(4)	For the 2010-2015 LTI Plan, the interest rate is based on the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the reference period. For the 2014 Broad-Based Share Ownership Plan, the rate is equal to the 1-year yield on Italian securities. For the 2014–2016 Stock Option Plan, it consists of a 3-year forward zero coupon rate.

(5)	The mentioned parameters refer to the assessment made at the beginning of the Plan. During the year, new beneficiaries were added to the Plan; the fair value of the new rights granted was thus calculated at the time they were added by updating the parameters to their market value.

Parameters used to determine fair value—Tim Participações S.A.

Plans/Parameters	Exercise price (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Stock option plan 2011	8.84	51.73%	6 years	—	11.94% per annum
Stock option plan 2012	8.96	50.46%	6 years	—	8.89% per annum
Stock option plan 2013	8.13	48.45%	6 years	—	10.66% per annum
Stock option plan 2014	13.42	44.6%	6 years	—	10.66% per annum
Stock option plan 2015	8.45	35.5%	6 years	—	16.10% per annum

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

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows of the Telecom Italia Group at December 31, 2015.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 41—OTHER INFORMATION

a)    Exchange rates used to convert the financial statements of foreign operations(*)

	Year-end exchange rates (statements of financial position)			Average exchange rates for the year (income statements and statements of cash flows)
(Local Currency against 1 euro)	12/31/2015	12/31/2014	12/31/2013	Year 2015	Year 2014	Year 2013
Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	27.02300	27.73500	27.42700	27.28277	27.53672	25.98584
HUF Hungarian Forint	315.98000	315.54000	297.04000	309.93218	308.70632	296.94046
CHF Swiss Franc	1.08350	1.20240	1.22760	1.06813	1.21462	1.23083
TRY Turkish Lira	3.17650	2.83200	2.96050	3.02349	2.90668	2.53316
GBP Pound Sterling	0.73395	0.77890	0.83370	0.72612	0.80628	0.84907
RON Romanian Leu	4.52400	4.48280	4.47100	4.44555	4.44414	4.41917
North America
USD U.S. Dollar	1.08870	1.21410	1.37910	1.10970	1.32853	1.32792
Latin America
VEF Venezuelan Bolivar	14.69745	14.56920	8.67744	13.71398	14.83317	7.99942
BOB Bolivian	7.52292	8.38943	9.52958	7.66808	9.18015	9.21071
PEN Peruvian Nuevo Sol	3.70833	3.63265	3.85865	3.53192	3.76818	3.59026
ARS Argentinean Peso	14.09720	10.27550	8.98914	10.26890	10.76605	7.27875
CLP Chilean Peso	772.71300	737.29700	724.76900	726.01073	756.92568	658.22602
COP Colombian Peso	3,456.01000	2,892.26000	2,664.42000	3,046.29559	2,654.42017	2,482.57593
MXN Mexican Peso	18.91450	17.86790	18.07310	17.61029	17.66469	16.95900
BRL Brazilian Real	4.25116	3.22489	3.23068	3.69727	3.12280	2.86830
PYG Paraguayan Guarani	6,321.98000	5,620.07000	6,323.17000	5,770.44570	5,920.22584	5,712.77427
UYU Uruguayan Peso	32.60440	29.58640	29.54580	30.29701	30.83479	27.21395
Other countries
ILS Israeli Shekel	4.24810	4.72000	4.78800	4.31323	4.74603	4.79372

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

b)    Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	2015	2014	2013
	(millions of euros)
Research and development costs expensed during the year	52	55	41
Development costs capitalized	1,668	1,063	936

Total research and development costs (expensed and capitalized)	1,720	1,118	977

The increase in 2015 compared to 2014 was primarily linked to the diffusion and development work conducted on the next generation networks, such as LTE and NGAN.

Moreover, in the separate consolidated income statement, amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 660 million euros in 2015, 668 million euros in 2014 and 764 million euros in 2013.

c)    Operating leases

In accordance with accounting standards and the provisions of IAS 17, the Group considers operating leases to be non-cancellable when they are only cancellable upon the occurrence of certain remote contingencies, with permission of the lessor, or upon payment by the lessee of an additional amount (penalty), such that continuation of the lease is reasonably certain at commencement.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In particular:

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2015 and 2014 the amount of lease installments receivables is as follows:

	At December 31, 2015	At December 31, 2014
	(millions of euros)
Within 1 year	106	105
From 2 to 5 years	210	172
Beyond 5 years	24	9

Total	340	286

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2015 and 2014 the amount of lease installments payables is as follows:

	At December 31, 2015	At December 31, 2014
	(millions of euros)
Within 1 year	200	180
From 2 to 5 years	403	439
Beyond 5 years	77	108

Total	680	727

NOTE 42—EVENTS SUBSEQUENT TO DECEMBER 31, 2015

Telecom Italia 8-year bond issue for 750 million euros

On January 13, 2016, Telecom Italia S.p.A. successfully completed the launch of a fixed-rate bond issue for 750 Million euros, offered to institutional investors, opening the 2016 Italian corporate bond issuers’ market.

The demand for these bonds confirmed a generally positive disposition by the international financial community with respect to Telecom Italia’s debt instruments, and allowed the company to price the issue with a coupon of 3.625%, the second lowest of the outstanding bonds under the Group’s EMTN Program, with a yield lower than initial guidance.

The yield of the bond, of 3.679%, is much lower than the Group’s average cost of debt, which was 5.3% at the end of September 2015.

The proceeds of the new issue will be used to refinance maturing debt.

Completion of the sale of the investment in Sofora—Telecom Argentina

On March 8, 2016, the Telecom Italia Group completed the sale of the entire remaining investment in Sofora—Telecom Argentina with the sale to the Fintech Group of 51% of the share capital of Sofora Telecomunicaciones (controlling company Nortel, control holding company of Telecom Argentina). As provided for in the agreement signed by the parties on October 24, 2014, the sale took place upon approval by Enacom, the Argentine communications regulatory authority.

The total amount from the sale is over 960 million USD, including:

•	proceeds of 550.6 million USD received on March 8, 2016 for the stake in Sofora;

•	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements in connection with the transaction;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	an overall sum of 329.5 million USD received previously in connection with sales of investments and other associated assets to Fintech completed between December 2013 and October 2014; and

•	future revenues to be generated through the provision of technical support services to Telecom Argentina group companies.

At the Telecom Italia separate consolidated income statement level, and in particular on the 2016 profit (loss) attributable to the Owners of the Parent, the net impact arising from the sale of the investment in Sofora—Telecom Argentina is expected to be not material.

Flavio Cattaneo appointed as new Chief Executive Officer

On March 22, 2016, the Telecom Italia Board of Directors announced that the Company and the former Chief Executive Officer Marco Patuano had reached an agreement to terminate Mr. Patuano’s relationship as an employee and Director effective March 22, 2016. The Board of Directors temporarily conferred the CEO’s powers on the Executive Chairman Giuseppe Recchi.

On March 30, 2016, the Board of Directors of Telecom Italia appointed Flavio Cattaneo as Chief Executive Officer.

The Chief Executive Officer Flavio Cattaneo has been assigned responsibility for the overall management of the Company and the Group, including responsibility for defining, proposing to the Board of Directors and then implementing and developing the strategic, industrial and financial plans and all the organizational responsibilities to ensure the management and development of business in Italy and South America.

The powers presently granted to the Executive Chairman Giuseppe Recchi are, in brief:

•	the definition of Group development guidelines, in coordination with the Chief Executive Officer; a role of guidance and overview in the development and implementation of the Company and Group strategic, industrial and financial plans; the supervision of the definition of their organizational structures and economic and financial progress, as well as the supervision of security issues and of Telecom Italia Sparkle;

•	representing the Company and the Group in its external relations with the Authorities, Italian and International institutions and Investors;

•	responsibility for the organization of the Brand Strategy & Media, Institutional Communication, Legal Affairs, Public Affairs, and Corporate Shared Value departments.

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

Telecom Italia Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10,740,236,909
	(ITALY)

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT

4G RETAIL S.r.l.	MILAN	EUR	2,402,241	100.0000		TELECOM ITALIA S.p.A.
(sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ADVANCED CARING CENTER S.r.l.	ROME	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.
(telemarketing, market research and surveys activities and development)	(ITALY)

ALFABOOK S.r.l.	TURIN	EUR	100,000	100.0000		TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.
(on-line sale of digital texts)	(ITALY)

H.R. SERVICES S.r.l.	L’AQUILA	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
(personal training and services)	(ITALY)

INFRASTRUTTURE WIRELESS ITALIANE S.p.A..	MILAN	EUR	600,000,000	60.0333		TELECOM ITALIA S.p.A.
(installation and operation of installations and infrastructure for marketing the management and the sale of telecommunications services)	(ITALY)

LAN MED NAUTILUS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services, installation and maintenance of submarine cable systems for managed bandwidth services)	(IRELAND)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS BOLIVIA SRL	LA PAZ	BOB	1,747,600	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(BOLIVIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(managed bandwidth services)	(BRAZIL)			0.0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8,844,866	99.9999		LAN MED NAUTILUS Ltd
(investment holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE S.p.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	5,852,430,960	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(CHILE)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240,225,000	99.9999		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(COLOMBIA)			0.0001		LATIN AMERICAN NAUTILUS USA Inc

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	16,109,788	99.9999		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PERÙ)			0.0001		LATIN AMERICAN NAUTILUS USA Inc

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS PUERTO RICO LLC	SAN JUAN	USD	50,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(PUERTO RICO)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	MIAMI	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(USA)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
(managed bandwidth services)	(VENEZUELA)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(construction and management of the submarine cable Lev1)	(ISRAEL)

MEDITERRANEAN NAUTILUS BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		LAN MED NAUTILUS Ltd
(telecommunications)	(BULGARIA)

MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	368,760	100.0000		LAN MED NAUTILUS Ltd
(telecommunications)	(GREECE)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		LAN MED NAUTILUS Ltd
(international wholesale telecommunication services)	(ISRAEL)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME	EUR	3,100,000	100.0000		LAN MED NAUTILUS Ltd
(installation and management of submarine cable systems)	(ITALY)

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI	YENIBOSNA	TRY	40,600,000	100.0000		LAN MED NAUTILUS Ltd
(telecommunications services)	(ISTANBUL-TURKEY)

OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

OLIVETTI S.p.A.	IVREA	EUR	10,000,000	100.0000		TELECOM ITALIA S.p.A.
(production and sale of office equipment and information technology services)	(TURIN— ITALY)

TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.	ROME	EUR	7,224,000	100.0000		TELECOM ITALIA S.p.A.
(telecommunications and interconnection services)	(ITALY)

TELECOM ITALIA INFORMATION TECHNOLOGY S.r.l.	ROME	EUR	3,400,000	100.0000		TELECOM ITALIA S.p.A.
(planning, design, development and launch of IT services)	(ITALY)

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(NETHERLANDS)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA SAN MARINO S.p.A.	BORGO MAGGIORE	EUR	1,808,000	100.0000		TELECOM ITALIA S.p.A.
(San Marino telecommunications management)	(REPUBLIC OF SAN MARINO)

TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

TELECOM ITALIA SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

TELECOM ITALIA SPARKLE EST S.R.L.	BUCHAREST	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(ROMANIA)

TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
(completion and management of telecommunications services for public and private use)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA. INC.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TELECOM ITALIA TRUST TECHNOLOGIES S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
(other operations related to non-classified IT services)	(ROME – ITALY)

TELECOM ITALIA VENTURES S.r.l.	MILAN	EUR	10,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(ITALY)

TELECONTACT CENTER S.p.A.	NAPLES	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A.	BORGO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(development and management of mobile telecommunications plants and services)	(REPUBLIC OF SAN MARINO)

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and trade of electricity)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
(production and sale of equipment and systems for crypto telecommunications)	(ITALY)

TI BELGIUM S.P.R.L.—B.V.B.A	BRUSSELS	EUR	2,200,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TI GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)

TI SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GmbH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)

TIM CARING S.r.l.	ROME	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(telemarketing)	(ITALY)

TIM REAL ESTATE S.r.l.	MILAN	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TIS France S.A.S.	PARIS	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of telecommunications services for fixed network and relating activities)	(FRANCE)

TMI—TELEMEDIA INTERNATIONAL Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(value-added and networking services)	(UK)

TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda	SAO PAULO	BRL	8,909,639	100.0000		LATIN AMERICA NAUTILUS BRASIL PARTICIPACOES Ltda
(telecommunications services and promotional services)	(BRAZIL)

TRENTINO NGN S.r.l.	TRENTO	EUR	55,918,000	100.0000		TELECOM ITALIA S.p.A.
(design, construction, maintenance and supply of optical network access to users in the province of Trento)	(ITALY)

BRAZIL BUSINESS UNIT

INTELIG TELECOMUNICAÇÕES Ltda	RIO DE JANEIRO	BRL	4,041,956,045	99.9999		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)			0.0001		TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7,169,029,859	99.9999		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(BRAZIL)			0.0001		TELECOM ITALIA S.p.A.

TIM CELULAR S.A.	SAO PAULO	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)

TIM PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	9,913,414,422	66.5819		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(investment holding company)	(BRAZIL)			0.0329		TIM PARTICIPAÇÕES S.A.

MEDIA BUSINESS UNIT

BEIGUA S.r.l.	ROME	EUR	51,480	100.0000		PERSIDERA S.p.A.
(purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PERSIDERA S.p.A.	ROME	EUR	21,428,572	70.0000		TELECOM ITALIA S.p.A.
(purchase, sale and maintenance of systems for repair work radio and television broadcasting)	(ITALY)

TIMB2 S.r.l.	ROME	EUR	10,000	99.0000		PERSIDERA S.p.A.
(management of television frequency user rights)	(ITALY)			1.0000		TELECOM ITALIA S.p.A.

OTHER OPERATIONS

EMSA Servizi S.p.A. (in liquidation)	ROME	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
(building management integrated services)	(ITALY)

OFI CONSULTING S.r.l.	IVREA	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
(administrative consultancy)	(TURIN—ITALY)

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment and supplies)	(GERMANY)

OLIVETTI ESPANA S.A.	BARCELONA	EUR	1,229,309	100.0000		OLIVETTI S.p.A.
(sale and maintenance of office supplies, consultancy and network management)	(SPAIN)

OLIVETTI UK Ltd	NORTHAMPTON	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
(sale of office equipment and supplies)	(UK)

PURPLE TULIP B.V.	AMSTERDAM	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(NETHERLANDS)

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
(financial company)	(LUXEMBOURG)

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(GERMANY)

TELECOM ITALIA FINANCE IRELAND Ltd	DUBLIN	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
(finance company)	(IRELAND)

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
(financial company)	(LUXEMBOURG)

TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
(investment holding company)	(NETHERLANDS)

TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA Ltda	SAO PAULO	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
(telecommunications and promotional services)	(BRAZIL)

TIAUDIT COMPLIANCE LATAM S.A. (in liquidation)	RIO DE JANEIRO	BRL	1,500,000	69.9996		TELECOM ITALIA S.p.A.
(internal audit services)	(BRAZIL)			30.0004		TIM BRASIL SERVICOS E PARTICIPACOES S.A.

TIERRA ARGENTEA S.A.	BUENOS AIRES	ARS	11,856,773	69.3702		TELECOM ITALIA INTERNATIONAL N.V.
(investment holding company)	(ARGENTINA)			30.6298		TELECOM ITALIA S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TIESSE S.c.p.A.	IVREA	EUR	103,292	61.0000		OLIVETTI S.p.A.
(installation and assistance for electronic, IT, telematics and telecommunications equipment)	(TURIN-ITALY)

TIM TANK S.r.l. (former OLIVETTI GESTIONI IVREA)	MILAN	EUR	9,600,000	100.0000		TELECOM ITALIA S.p.A.
(fund and securities investments)	(ITALY)

Subsidiaries consolidated held for sale(*)

MICRO SISTEMAS S.A.	BUENOS AIRES	ARS	760,000	99.9900		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0100		NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.	BUENOS AIRES	ARS	68,008,550	78.3784	100.0000	SOFORA TELECOMUNICACIONES S.A.
(investment holding company)	(ARGENTINA)

NUCLEO S.A.	ASUNCION	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
(mobile telephony services)	(PARAGUAY)

PERSONAL ENVIOS S.A.	ASUNCION	PYG	3,000,000,000	97.0000		NUCLEO S.A.
(mobile financial services)	(PARAGUAY)			2.0000		TELECOM PERSONAL S.A.

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439,702,000	32.5000		TELECOM ITALIA S.p.A.
(investment holding company)	(ARGENTINA)			18.5000		TELECOM ITALIA INTERNATIONAL N.V.

TELECOM ARGENTINA S.A.	BUENOS AIRES	ARS	984,380,978	54.7417		NORTEL INVERSORA S.A.
(telecommunications services)	(ARGENTINA)			1.5463		TELECOM ARGENTINA S.A.

TELECOM ARGENTINA USA INC.	DELAWARE	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
(telecommunications services)	(USA)

TELECOM PERSONAL S.A.	BUENOS AIRES	ARS	1,552,572,405	99.9923		TELECOM ARGENTINA S.A.
(mobile telephony services)	(ARGENTINA)			0.0077		NORTEL INVERSORA S.A.

(*) On March 8, 2016, the sale was completed of the companies belonging in the Sofora—Telecom Argentina group.

Associated and joint ventures accounted for using the equity method

ALFIERE S.p.A. (*)	ROME	EUR	9,250,000	50.0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

AREE URBANE S.r.l. (in liquidation)	MILAN	EUR	100,000	32.6200		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
(insurance brokerage)	(ITALY)

BALTEA S.r.l. (bankrupt)	IVREA	EUR	100,000	49.0000		OLIVETTI S.p.A.
(production and sale of office products and telecommunications IT services)	(TURIN—ITALY)

CLOUDESIRE.COM S.r.l.	PISA	EUR	10,857	(**)		TELECOM ITALIA VENTURES S.r.l.
(design of a marketplace platform for the sale of software as-a-service applications)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership		% of voting rights	Held by
CONSORZIO ANTENNA COLBUCCARO	ASCOLI PICENO	EUR	180,000	22.3300			PERSIDERA S.p.A.
(installation, management and maintenance of metal pylons complete with workstations for device recovery)	(ITALY)

CONSORZIO E O (in liquidation)	ROME	EUR	30,987	50.0000			TELECOM ITALIA S.p.A.
(training services)	(ITALY)

DONO PER …S.C.A.R.L.	ROME	EUR	30,000	33.3333			TELECOM ITALIA S.p.A.
(collection and distribution of funds for charitable purposes or for financing of political parties or political and social movements)	(ITALY)

ECO4CLOUD S.r.l.	RENDE	EUR	19,532	(**)			TELECOM ITALIA VENTURES S.r.l.
(development, production and sale of innovative products and services with high technological value	(COSENZA- ITALY)

ITALTEL GROUP S.p.A.	SETTIMO MILANESE (MILAN—	EUR	825,695	34.6845		19.3733	TELECOM ITALIA FINANCE S.A.
(investment holding company)	(ITALY)

ITALTEL S.p.A.	SETTIMO MILANESE (MILAN—	EUR	2,000,000	(**)			TELECOM ITALIA S.p.A.
(telecommunications systems)	(ITALY)

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998			TELECOM ITALIA FINANCE SA
(creation of technological platforms for the development of mobile Internet services)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000			TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

OILPROJECT S.r.l.	MILAN	EUR	13,556	(**)			TELECOM ITALIA VENTURES S.r.l.
(training)	(ITALY)

PEDIUS S.r.l.	ROME	EUR	137	(	**)		TELECOM ITALIA VENTURES S.r.l.
(implementation of specialized telecommunications applications, telecommunications services over telephone connections, VoIP services)	(ITALY)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	47.8019			TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

TIGLIO II S.r.l. (in liquidation)	MILAN	EUR	10,000	49.4700			TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

W.A.Y. S.r.l.	TURIN	EUR	136,383	39.9999			TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.
(development and sale of geolocation products and systems for security and logistics)	(ITALY)

WIMAN S.r.l.	MATTINATA	EUR	19,275	(**)			TELECOM ITALIA VENTURES S.r.l.
(development, management and implementation of platforms for social-based Wi-Fi authentication)	(FOGGIA-ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
Other significant investments

ARMNet S.r.l.	SASSARI	EUR	889	14.5107		TELECOM ITALIA VENTURES S.r.l.
(IT systems)	(ITALY)

CEFRIEL S.r.l.	MILAN	EUR	1,115,595	10.3618		TELECOM ITALIA S.p.A.
(training)	(ITALY)

DAHLIA TV S.p.A. (in liquidation)	ROME	EUR	11,318,833	10.0800		TELECOM ITALIA S.p.A.
(pay-per-view services)	(ITALY)

EDO.IO S.r.l.	ROME	EUR	720	11.1111		TELECOM ITALIA VENTURES S.r.l.
(analysis, design, development and sale of IT systems)	(ITALY)

CONSORZIO ANTENNA MONTECONERO	SIROLO	EUR	16,895	12.5000		PERSIDERA S.p.A.
(installation, management and maintenance of metal pylons complete with workstations for device recovery)	(ANCONA-ITALY)

CONSORZIO ANTENNA TOLENTINO	RECANATI	EUR	66,000	18.6600		PERSIDERA S.p.A.
(installation, management and maintenance of metal pylons complete with workstations for device recovery)	(MACERATA-ITALY)

CONSORZIO EMITTENTI RADIOTELEVISIVE	BOLOGNA	EUR	119,309	18.6600		PERSIDERA S.p.A.
(broadcasting activities)	(ITALY)

FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
(financial company)	(ITALY)

INNAAS S.r.l.	ROME	EUR	108,700	13.0046		TELECOM ITALIA VENTURES S.r.l.
(design, development and sale of high-tech software and hardware)	(ITALY)

ITALBIZ.COM Inc.	DELAWARE	USD	4,720	19.5000		TELECOM ITALIA S.p.A.
(internet services)	(USA)

KOPJRA S.r.l.	SCHIO	EUR	13,352	13.4062		TELECOM ITALIA VENTURES S.r.l.
(design, development and sale of high-tech software and hardware)	(VICENZA- ITALY)

MIX S.r.l.	MILAN	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
(internet service provider)	(ITALY)

PARCO SCIENTIFICO E TECNOLOGICO DELL’AREA METROPOLITANA DI NAPOLI.	NAPLES	EUR	1,678,501	16.4756		TELECOM ITALIA S.p.A.
(design of science parks)	(ITALY)

TXN Società Responsabilità Limitata Semplificata	ARIANO IRPINO	EUR	333	14.4991		TELECOM ITALIA VENTURES S.r.l.
(software development)	(AVELLINO-ITALY)

(*)	Joint Venture.
(**)	Associated over which Telecom Italia S.p.A., directly and indirectly, exercise significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).