Form 20-F
period 2016-12-31
TIM S.p.A.
filed 2017-04-12
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-13882

TIM S.p.A.

(Exact name of Registrant as specified in its charter)

Italy

(Jurisdiction of incorporation or organization)

Via Gaetano Negri 1, 20123 Milan, Italy

(Address of principal executive offices)

Piergiorgio PELUSO

Head of Administration, Finance and Control

TIM S.p.A.

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

Ordinary Shares 15,203,122,583

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

i

ii

Introduction

INTRODUCTION

Telecom Italia S.p.A., named also “TIM S.p.A.”, is incorporated as a joint stock company under the laws of Italy. As used in this Annual Report, unless the context otherwise requires, the term “Company” means TIM S.p.A. the operating company for fixed and mobile telecommunications services in Italy and the holding company of the Tim Group that is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The terms “we”, “us” and “our” refers to the Company, and, as applicable, the Company and its consolidated subsidiaries.

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2016 of the TIM Group (including the notes thereto) included elsewhere herein.

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy in the future;

•	a deterioration of the economic environment in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy, Brazil and other countries in which we operate;

Introduction

•	the impact of political developments in Italy, Brazil and other countries in which we operate;

•	our ability to successfully compete on both price and innovation capabilities with respect to new products and services;

•

our ability to develop and introduce new technologies that are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	our ability to successfully implement our internet and broadband strategy;

•	our ability to successfully achieve our financial targets (including debt reduction);

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Italy, Brazil and other countries in which we operate;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage any business or operating model transformation plans;

•	disruptions or uncertainties resulting from the United Kingdom’s Potential exit from the European Union;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. TIM undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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

Ordinary Shares	means the Ordinary Shares, of TIM.

Parent, Telecom Italia, TIM and Company	means Telecom Italia S.p.A., also named TIM S.p.A.

Savings Shares	means the Savings Shares, of TIM.

TIM Group and Group	means the Company and its consolidated subsidiaries.

In addition to the foregoing terms, certain technical telecommunication terms relating to our businesses are defined in the glossary of this Annual Report (see “Item 4. Information on the TIM Group—4.5 Glossary of Selected Telecommunications Terms”).

In addition, we use the measure “Accesses” when considering certain statistical and other data for our domestic Italian business. “Access” refers to a connection to any of the telecommunications services offered by the Group in Italy. The following are the main categories of accesses:

•

Physical Accesses: in the domestic fixed telephony business, includes retail accesses, as well as wholesale accesses directly managed by TIM, excluding OLOs, for which infrastructure is fully developed, and FWA-Fixed Wireless Accesses;

•

Broadband Accesses: in the domestic fixed telephony business, includes broadband retail accesses and broadband wholesale accesses directly managed by TIM and excludes OLO LLU and NAKED, satellite, full-infrastructured and FWA - Fixed Wireless Accesses. Broadband retail accesses are included as part of physical accesses;

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

We present below:

1)	our main objectives as set out in our 2017-2019 three-year strategic plan (the “2017-2019 Plan” or the “Plan”); and

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

On February 6, 2017, TIM presented its 2017-2019 three-year strategic plan.

The main strategic priorities and objectives of TIM in the domestic (Italian) market are as follows:

•	excellent network infrastructure, the roll out of which will be further accelerated over the Plan period;

•	a commercial approach focused on convergent offers and content;

•	in the Domestic Mobile segment, TIM will focus on speeding up the penetration of mobile ultrabroadband, strengthened by the extensive reach of its 4G network and the dissemination of quality content;

•	in the Fixed Domestic segment, TIM plans to accelerate the spread and adoption of optic fiber;

•	the implementation of efficiency recovery actions, aimed at increasing cash-flow generation; and

•	the relaunch of the main subsidiaries of the Group.

In Brazil the strategic plan envisages continuing the relaunch of TIM Brasil, repositioning the subsidiary company by leveraging the quality of the offer and the networks as well as convergence. In particular, a further boost will be given to the creation of the UBB mobile infrastructure and development of convergent offers.

Our ability to implement and achieve our strategic objectives and priorities may be influenced by certain factors, including factors outside of our control. Such factors include:

•	a deterioration of the economic environment in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy, Brazil and other countries in which we operate;

•	the impact of political developments in Italy, Brazil and other countries in which we operate;

•	our ability to successfully compete on both price and innovation capabilities with respect to new products and services;

•

our ability to develop and introduce new technologies that are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

[1]	CoSO Report-ERM Integrated Framework 2004.

Item 3. Key Information	Risk Factors

•	our ability to successfully implement our internet and broadband strategy;

•	our ability to successfully achieve our financial targets (including debt reduction);

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Italy, Brazil and other countries in which we operate;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage any business or operating model transformation plans;

•	disruptions or uncertainties resulting from the United Kingdom’s potential exit from the European Union;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

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

STRATEGIC RISKS

Continuing weak global economic conditions, including the continuing weakness of the Italian economy and deteriorating economic conditions in Brazil, have adversely affected our business and continuing global and European economic weakness could further adversely affect our business and therefore have a negative impact on our operating results and financial condition.

Our business is dependent to a large degree on general economic conditions in Italy and in our other principal market, Brazil, including levels of interest rates, inflation, taxes and general business conditions. A significant deterioration in economic conditions could adversely affect our business and results of operations. The weak economic conditions of the last several years have had an adverse impact on our business.

The economic recession that Italy has experienced in recent years has weighed on the development prospects of our core Italian market. Even if Italy officially emerges from recession, over the 2017-2019 period, Italian GDP is expected to grow by an average of 0.8 percent: the expected overall growth for Italy is lower than for the broader EU zone, which is expected to grow at approximately 1.4 percent over the same period, and will likely not be sufficient to return to pre-crisis levels. Private consumption growth, which had gradually sustained the recovery at the end of 2013, has weakened, due to declining consumer confidence and rising propensity to save. In Brazil, the market is affected by a macroeconomic environment that continues to deteriorate, resulting in shrinking domestic demand, rising inflation, and a sharp depreciation of the Brazilian Real. From the second quarter of 2017, moderate growth is expected for the Brazilian market, due improvements in consumer confidence, recovery of investments and a slight reduction in political uncertainty. The unemployment rate, which at the of 2016 was approximately 12%, is projected to rise further until mid-2017.

Telecommunications operators have generally faced challenging market conditions in recent years, principally as a result of the decline in voice traffic and significant pricing pressures resulting from increased competition among the operators. With respect to the mobile market, by the end of 2017, Iliad SA will launch a new mobile operator in Italy, which, according to Iliad’s statements, is aimed at capturing 10 to 15 percent of the Italian mobile-phone

Item 3. Key Information	Risk Factors

market by relying on the same budget tactics that Iliad uses in the French market. TIM expects to launch a new ‘no frills’ operator, completely independent from TIM, with its own fully-dedicated systems as a way of competing with the new comer.

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

Risks associated with TIM’s ownership chain

As of the date hereof, the largest single shareholder in the Company is Vivendi S.A. (“Vivendi”), which holds, directly, a stake of approximately 23.94% of ordinary share capital. With a holding of this size, Vivendi can exercise significant influence over matters subject to a vote of the ordinary shareholders of the Company, such as nominations to the Board of Directors (the “Board”).

Competition Risks

Alternative infrastructure operators in Italy could pose a threat to us, particularly in the medium-long term.

The network development by Alt Net (“Alternative network operators”) (e.g.: Open Fiber and Infratel have disclosed plans to develop in Italy ultrabroadband telecommunications networks alternative to the one of TIM, respectively in the main Italian cities and in the Italian “market failure” areas) on a standalone basis or through partnerships with the OLOs could adversely impact our businesses, assets and goodwill and, as a consequence, our economic and financial performance. In particular, we face risks:

•	with respect to increasing competition in the National Wholesale Market, which could result in losses with respect to our customer base and revenues;

•	in geographical areas already affected by competition, which could result in losses of market share and revenues; and

•	loss of retail market share in areas where competitors have not historically focused.

Strong competition in Italy or other countries where we operate may further reduce our core market share for telecommunications services and may cause reductions in prices and margins thereby having a material adverse effect on our results of operations and financial condition.

Strong competition exists in all of the principal telecommunications business areas in Italy in which we operate.

Competition may become even more acute in the coming years, with the entry of additional international operators into the Italian market.

The Italian telecommunications market is experiencing a phase of transformation with respect to competition. Since December 31, 2016, Wind Tre has become operative. Wind Tre resulted from the merger between Wind and H3G, which was authorized by regulatory bodies subject to certain structural “corrective measures”, including sale of frequencies and roaming contract signature, that will allow Iliad to enter the Italian market, becoming the fourth mobile infrastructured player after TIM, Vodafone and Wind Tre.

Moreover, convergence has enabled lateral competition from Information Technology (or IT), over-the-top (“OTT”), Media and Devices/Consumer Electronic players. This competition may further increase due to the consolidation and globalization of the telecommunications industry in Europe, including Italy, and elsewhere.

Item 3. Key Information	Risk Factors

The emergence of alternative infrastructure operators could also pose a threat to us, particularly in the long term.

Competition in our principal lines of business has led, and could lead, to:

•	price and margin erosion for our traditional products and services;

•	loss of market share in our core markets; and

•	loss of existing or prospective customers and greater difficulty in retaining existing customers.

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

Continuing rapid changes in technologies could increase competition, reduce usage of traditional services and require us to make substantial additional investments.

We, like other operators, face increasing competition from non-traditional data services on new voice and messaging over-the-internet technologies, in particular OTT applications such as Skype, FaceTime and WhatsApp. These applications are often free of charge, other than charges for data usage and are accessible via smartphones, tablets and computers. These applications provide users with potentially unlimited access to messaging and voice services over the internet, bypassing more expensive traditional voice and messaging services such as SMS which have historically been a source of significant revenues for fixed and mobile network operators such as TIM. With the growing share of smartphones, tablets and computers in Italy and Brazil, an increasing number of customers are using OTT applications services instead of traditional voice and SMS communications.

Historically, we have generated a substantial portion of our revenues from voice and SMS services, particularly in our mobile business in Italy, and the substitution of data services for these traditional voice and SMS volumes has had and could continue to have a negative impact on our revenues and profitability.

In the long term, if non-traditional voice and messaging data services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to declines in average revenue per user (“ARPU”) and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

We may be adversely affected if we fail to successfully implement our Internet and broadband/fiber strategy.

The continuing development of Internet and broadband/fiber services constitutes a strategic objective for us. We aim to increase the use of our networks in Italy and abroad to offset the continuing decline of traditional voice services. Our ability to successfully implement this strategy may be negatively affected if:

•	broadband/fiber coverage does not grow as we expect;

•	competition grows to include players from adjacent markets or technological developments introducing new platforms for Internet access and/or Internet distribution;

Item 3. Key Information	Risk Factors

•	we are unable to provide broadband/fiber connections superior to those of our competitors; we experience any network interruptions or related problems with network infrastructure; and

•	we are unable to obtain adequate returns from the investments related to our network development.

Any of the above factors may adversely affect the successful implementation of our strategy, our business and results of operations.

Our business may be adversely affected if we fail to successfully implement our Information and Communications Technology (ICT) strategy.

We intend to continue focusing on Information Technology-Telecommunication (“IT-TLC”) convergence by addressing the ICT market, offering network and infrastructure management, as well as application management. In particular, as the market for cloud service continues to grow, the ICT market expected to become a key element of our strategy.

We expect to experience increasing competition in this market as additional competitors (mainly from telecommunications operators through acquisition and partnership with IT operators) also enter this market. If we fail to develop our market share or compete effectively, our revenues could be negatively affected.

Our business may be adversely affected if we fail to successfully implement our strategy with respect to “next generation networks” strategy.

One of our goals is to accelerate the roll-out of a new telecommunications network capable of providing customers with ultrabroadband connections, generally referred to as a next generation network (“NGN”).

However, implementation of ultrabroadband technologies is dependent on a number of factors including the following:

•	relevant delays in granting the necessary permissions and authorizations, for installation of NGN lines;

•	resistance of road administrators to allow using innovative techniques in excavating for and laying fiber optic cables;

•	delay in the operation of SINFI (Sistema Informativo Nazionale Federato delle Infrastrutture).

In areas not provided for under our development plan or where implementation of the ultrabroadband plan is conditioned upon the grant of public funds, in addition to those listed above, the following factors should be considered:

•	allocation of public funds at a local level;

•	fulfilment of technical and economic conditions related to the EuroSUD (a European funding telematic counter) tenders awarded to us; and

•

the awarding of the tenders for the grant of public funds which unduly penalize TIM by setting wholesale prices considerably lower than the regulated prices for TIM’s similar services set in its Reference Offer approved by AGCom.

If we fail to achieve our objectives for the implementation of ultrabroadband coverage in a timely manner or at all, we may lose market share to our competitors in this strategically important segment, which may adversely impact the Group’s business, financial condition and results of operations.

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

As a result, the rules presently in force provide for:

•

the power of the Italian Government to impose conditions and possibly to oppose the purchase, under certain conditions, by non-EU entities, of controlling stakes in companies that hold the aforementioned types of assets. Until the end of the 15-day period from the notice of the purchase, within which conditions may be imposed, or the power to oppose the initiative exercised, the voting rights (and any rights other than the property rights) connected to shares whose sale entails the transfer of control, will be suspended. The same rights will be suspended in the case of any non-compliance with or breach of the conditions imposed on the purchaser, for the whole of the period in which the non-compliance or breach persists. Any resolutions adopted with the determining vote of said shares or holdings, as well as the resolutions or acts adopted that breach or do not comply with the conditions imposed, will be null and void;

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

The exercise of such powers, or the right or ability to exercise such powers, could make a change of control transaction with respect to TIM (whether by merger or otherwise) more difficult to achieve, if at all, or discourage certain bidders from making an offer relating to a change of control that could otherwise be beneficial to shareholders.

OPERATIONAL RISKS

We face numerous risks with respect to the efficiency and effectiveness of resource allocation. Operational risks related to our business, include those resulting from inadequate internal and external processes, fraud, employee errors, failure to document transactions properly, loss or disclosure of critical or commercial sensitive data or personal identification information and systems failures. These events could result in direct or indirect losses and adverse legal and regulatory proceedings, and could harm our reputation and operational effectiveness.

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

In addition, our operations involve daily processing and storage of large amounts of customer data and require uninterrupted, accurate, permanently available, real-time and safe transmission and storage of customer and other data in compliance with applicable laws and regulations. The proper functioning of, including prevention of unauthorized access to, our networks, systems, computers, applications and data, such as customer accounting, network control, data hosting, cloud computing and other information technology systems is critical to our operations. We may be held liable for the loss, release, disclosure or inappropriate modification of the customer data stored on our equipment or carried by our networks. IT system failure, interruption of service availability, industrial espionage, cyber-attack or data leakage, in particular relating to customer data, could seriously limit our ability to service our clients, result in significant compensation costs for which indemnification or insurance coverage may be only partially available, result in a breach of laws and regulations under which we operate or lead to fines and could cause long-term damage to our business and reputation.

Our business depends on the upgrading of our existing networks.

We must continue to maintain, improve and upgrade our existing networks in a timely and satisfactory manner in order to retain and expand our customer base in each of our markets. A reliable and high quality network is necessary to manage turnover by sustaining our customer base, to maintain strong customer brands and reputation and to satisfy regulatory requirements, including minimum service requirements. The maintenance and improvement of our existing networks depends on our ability to:

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

In addition, due to rapid changes in the telecommunications industry, our network investments may prove to be inadequate or may be superseded by new technological changes. Our network investments may also be limited by market uptake and customer acceptance. If we fail to make adequate capital expenditures or investments, or to properly and efficiently allocate such expenditures or investments, the performance of our networks, both in real terms and relative to our competitors, could suffer, resulting in lower customer satisfaction, diminution of brand strength and increased turnover.

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

The final outcomes of those proceedings are generally uncertain. As of December 31, 2016, we had, on a consolidated basis, recognized potential liabilities of 386 million euros. In recognizing these liabilities, we took into consideration the risks connected with each dispute and the relevant accounting standards, which require reserves to be recognized where liabilities are probable and can be estimated reliably. The provisions represent an estimate of the financial risk connected with the particular proceedings, in line with the relevant accounting standards. Nonetheless, we may be obligated to meet liabilities linked to unsuccessful outcomes for proceedings that were not taken into consideration when calculating those reserves and the provisions made may not be sufficient to fully meet such obligations through use of our reserves. Such a development could have adverse effects on our business, financial position, results of operations and cash flows.

Risks associated with the internet usage by our customers could cause us losses and adversely affect our reputation.

Pursuant to applicable Italian regulation, we, as a host and provider of data transmission services, are required to inform competent authorities without delay of any alleged illegal or illicit activity by our customers of which we are aware. We must also provide the authorities with any information we have identifying such customers. Any failure to comply with this obligation could cause us to become involved in civil proceedings or could harm public perception of our brand and services. Any such event could result in direct or indirect losses or legal and/or regulatory proceedings directed against us and could materially harm our reputation.

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

These agreements have continued to apply during the year 2016. Efforts continued to be made to improve staff productivity and service quality. To this end, negotiations started with the trade unions resulted in a number of company agreements being cancelled on October 6, 2016, effective February 2017.

Relations between us and our workers/trade unions are not usually adversarial and strikes or protests involving a majority of workers are not common, but such occurrences carry a moderate risk of disruptions in work and/or reduced service. Generally, such occurrences would negatively impact customers.

Item 3. Key Information	Risk Factors

FINANCIAL RISKS

Our leverage is such that deterioration in cash flow can change the expectations of our ability to repay our debt and the inability to reduce our debt could have a material adverse effect on our business. Continuing volatility in international credit markets may limit our ability to refinance our financial debt.

As of December 31, 2016, our consolidated gross financial debt was 34,525 million euros, compared to 37,090 million euros on December 31, 2015. Our consolidated net financial debt was 25,955 million euros as of December 31, 2016, compared to 28,475 million euros on December 31, 2015. Our high leverage continues to be a factor in our strategic decisions as it has been for a number of years and the reduction of our leverage remains a key strategic objective. As a result, however, we are reliant on cost-cutting and free cash flow to finance critical technology improvements and upgrades to our network, although we are taking steps to raise additional capital to support critical investment.

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

Factors that are beyond our control such as deterioration in performance of the telecommunications sector, unfavorable fluctuations in interest rates and/or exchange rates, further disruptions in the capital markets, particularly debt capital markets, and, in a broader sense, continuing weakness in general economic conditions at the national level could have a significant effect on our ability to reduce our debt and refinance existing debt through further access to the financial markets. Because debt reduction is one of our strategic objectives, failure to reduce debt could be viewed negatively and could adversely affect our credit ratings.

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

Our non-current operating assets are located as follows:

•

Italy: as of December 31, 2016 and December 31, 2015, respectively, 46,948 million euros (85.1 percent of total non-current operating assets) and 46,144 million euros (87.8 percent of total non-current operating assets); and

•

Outside of Italy: as of December 31, 2016 and December 31, 2015, respectively, 8,197 million euros (14.9 percent of total non-current operating assets) and 6,390 million euros (12.2 percent of total non-current operating assets). Non-current operating assets outside of Italy are primarily denominated in Brazilian Real.

We generally hedge our foreign exchange exposure but do not cover conversion risk relating to our foreign subsidiaries. According to our policies, the hedging of the foreign exchange exposure related to the financial

Item 3. Key Information	Risk Factors

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

In addition, we have raised, and may raise in an increasing proportion in the future, financing in currencies other than the euro, principally U.S. dollars and British sterling. In accordance with our risk management policies, we generally hedge the foreign currency risk exposure related to non-euro denominated liabilities, through cross-currency and interest rate swaps.

Furthermore, as of December 31, 2016 and December 31, 2015, 29 and 30 percent, respectively, of our consolidated gross debt was subject to the accrual of interest at floating rates, net of derivative instruments hedging such risks. As of December 31, 2016, and December 31, 2015, we had derivative contracts in place for the sole management of our interest rate risk, including interest rate swaps, for notional amounts of 4,919 million euros and 3,689 million euros, respectively. Any changes in interest rates that have not been adequately hedged by derivative contracts may result in increased financial liabilities in connection with our floating rate debt, which may have adverse effects on the results of our operations and cash flows.

An increase of sovereign spreads, and of the default risk they reflects, in the countries where we operate, may affect the value of our assets in such countries.

We may also be exposed to financial risks such as those related to the performance of the equity markets in general, and, more specifically, risks related to the performance of the share price of Group companies.

On June 23, 2016, the United Kingdom (the “U.K.”) held a referendum in which voters approved an exit from the European Union, commonly referred to as “Brexit”. The potential impact of Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. As a result of the referendum, global markets and currencies have been adversely impacted, including a sharp decline in the value of the British pound as compared to the U.S. dollar and the euro. Brexit, and even uncertainty over potential changes during any period of negotiation, could result in further instability in global financial markets and uncertainty with respect to national laws and regulations as the U.K. determines which E.U. laws to replace or replicate. Any of these effects of Brexit, among other factors, could adversely affect our business, financial condition, operating results and cash flows.

COMPLIANCE RISKS

Because we operate in a heavily regulated industry, regulatory decisions and changes in the regulatory environment could adversely affect our business.

Our fixed and mobile telecommunications operations, in Italy and abroad, are subject to regulatory requirements. As a member of the EU, Italy has adapted its regulatory legislation and rules for electronic communications services to the framework established by the EU Parliament and Council.

Pursuant to the EU regulatory framework, the Italian regulator (Autorità per le Garanzie nelle Comunicazioni—“AGCom”) is required to identify operators with “Significant Market Power” (“SMP”) in the relevant markets subject to regulation. On the basis of market analyses proceedings (“Market Analyses”), AGCom imposes on TIM requirements necessary to address identified competition problems. Current requirements are mainly focused on the regulation of TIM’s wholesale business, while the regulation of retail markets has been largely withdrawn, with the exception of price tests on retail access offers (for telephone, broadband and ultrabroadband services).

Within this regulatory framework, the main risks we face include:

•	lack of predictability concerning both the timing of the regulatory proceedings and their final outcome;

•	possible AGCom decisions with retroactive effects (e.g., review of prices of past years following the decisions of Administrative Courts).

Item 3. Key Information	Risk Factors

In principle, a new “round” of Market Analyses should be conducted by AGCom every three years, in order to deal with the evolution of market conditions and technology developments and set the rules for the subsequent three-year period.

However, the regulatory review process does not always follow the expected schedule.

Regulation is a key factor in evaluating the likelihood of return on investments and therefore in deciding where to invest. Regulatory uncertainty and regulatory changes imposed on us can impact our revenues and can make it more difficult to make important investment decisions.

Moreover, a high level of disputes arising from operators challenging AGCom decisions before Administrative Courts result in an even greater degree of uncertainty with respect to rules and economic requirements.

The Italian Antitrust Authority (Autorità Garante per la Concorrenza ed il Mercato—“AGCM”) may also intervene in our business, setting fines and/or imposing changes in our service provision operating processes and in our offers.

In December 2015, we began implementation of a new model that includes a number of structural changes in the provision of our bottleneck access services (on both copper and fiber networks), aimed at meeting the requirements and recommendations issued by AGCom, AGCM, the Supervisory Board (Organo di Vigilanza per la Parità di Accesso) and the Supreme Administrative Court (Consiglio di Stato) (the “New Equivalence Model”). The New Equivalence Model, which is ongoing and is expected to be completed by May 2017, will improve the current equality of access guarantees by means of a greater symmetry in organization, processes, information systems and databases for the provision of bottleneck access services in order to decrease future regulatory, competition and litigation risks.

Our Brazilian Business Unit also is subject to extensive regulation. Our international operations, therefore, face similar regulatory issues as we face in Italy, including the possibility for regulators to impose obligations and conditions on how we operate our businesses in Brazil as well as taking decisions that can have an adverse effect on our results, including setting, and in particular, reducing the mobile termination rates we can charge. As a result, the decisions of regulators or the implementation of new regulations in Brazil and the costs of our compliance with any such decisions or new regulations, may limit our flexibility in responding to market conditions, competition and changes in our cost base which could individually or in the aggregate, have a material adverse effect on our business and results of operations.

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

For further information regarding the matters discussed above and other aspects of the regulatory environments in which our businesses operate, see “Item 4. Information on the TIM Group—Item 4.3. Regulation”.

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

Item 3. Key Information	Risk Factors

levels, service and coverage conditions. Failure to comply with these obligations could result in the imposition of fines or even in the revocation or forfeiture of the authorization. In addition, the need to meet scheduled deadlines may require us to expend more resources than otherwise budgeted for a particular network build-out.

Additional authorizations may also be required if we expand our services into new product areas, and such authorizations may be related to auctions (e.g. in the assignment of spectrum right of use) or otherwise prove expensive or require significant cash outlays, or have certain terms and conditions, such as requirements related to coverage and pricing, with which we may not have previously had to comply. If we are unable to obtain such authorizations within the expected timeframe, at a commercially acceptable cost, or if the authorizations include onerous conditions, it could have a material adverse effect on our business, financial condition and results of operations.

In Brazil we also operate under an authorizations regime. As a result, we are obliged to maintain minimum quality and service standards. Our failure to comply with the requirements imposed by ANATEL and by the Brazilian Government may result in the imposition of fines or other government actions, including the suspension of the service commercialization for a given period.

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

We have put in place an organizational model pursuant to Legislative Decree 231/2001, in order to create a system of rules capable of preventing certain forms of unlawful conduct by senior management, executives and employees generally that might result in liabilities for us. The organizational model has been adopted by us and by our Italian subsidiaries. A specific version of the organizational model has been adopted by TIM Participacoes pursuant to the anti-corruption Brazilian law (Lei 12.846/13).

The organizational model is continuously reviewed and must be kept up to date to reflect changes in operations and in the regulatory environment. We have established a 231 steering committee to prepare and consider proposals for changes to the model, for submission to the Board for approval.

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.0552, using the last noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 30, 2016.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2012 to 2016 and for the beginning of 2017 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2012	1.3816	1.2774	1.3281	1.3779
2013	1.3927	1.2101	1.3297	1.2101
2014	1.2015	1.0524	1.1096	1.0859
2015	1.2015	1.0524	1.1096	1.0859
2016	1.1516	1.0375	1.1072	1.0552
2017 (through March 31, 2017)	1.0882	1.0416	1.0661	1.0698

Monthly Rates	High	Low	Average(1)	At Period end
October 2016	1.1212	1.0866	1.1014	1.0962
November 2016	1.1121	1.0560	1.0792	1.0578
December 2016	1.0758	1.0375	1.0545	1.0552
January 2017	1.0794	1.0416	1.0635	1.0794
February 2017	1.0802	1.0551	1.0650	1.0618
March 2017	1.0882	1.0514	1.0691	1.0698

(1)	Average of the rates for each period.

The Ordinary Shares (the “Ordinary Shares”) and Savings Shares (the “Savings Shares”) of TIM trade on Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Ordinary Shares and the Savings Shares and the price of the Ordinary Share American Depositary Shares (“Ordinary Share ADSs”) and the Savings Share American Depositary Shares (“Savings Share ADSs”), on the New York Stock Exchange (“NYSE”). Cash dividends are paid in euro. Exchange rate fluctuations will affect the U.S. dollar amounts received by owners of Ordinary Share ADSs and Savings Share ADSs upon conversion by the Depositary of cash dividends paid in euro on the underlying Ordinary Shares and Savings Shares. See “Item 10. Additional Information—10.5 Description of American Depositary Receipts”.

Item 3. Key Information	Selected Financial And Statistical Information

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data set forth below are consolidated financial data of the TIM Group as of and for each of the years ended December 31, 2016, 2015, 2014, 2013 and 2012, which have been extracted or derived, with the exception of amounts presented in U.S. dollars, financial ratios and statistical data, from the Consolidated Financial Statements of the TIM Group prepared in accordance with IFRS as issued by IASB and which have been audited by the independent auditor PricewaterhouseCoopers S.p.A.

Following certain corrections of errors made in 2016 with respect to the Brazil Business Unit, the financial data for the years 2015, 2014, 2013 and 2012 have been appropriately adjusted and referred to as “revised” (for further details please see the Note “Form, Content and other general information—The correction of errors” of the Notes to the 2016 Consolidated Financial Statements included elsewhere in this Annual Report”).

In 2016, the Group applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2016, described in the “Note—Accounting Polices” of the Notes to the Consolidated Financial Statements included elsewhere herein.

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

.

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
			2015(*)	2014(*)	2013(*)	2012(*)
	2016	2016(*)	(Revised)	(Revised)	(Revised)	(Revised)
	(millions of U.S. dollars, except percentages, ratios, employees and per share amounts)(1)	(millions of euros, except percentages, ratios, employees and per share amounts)
Separate Consolidated Income Statement Data:
Revenues	20,075	19,025	19,719	21,574	23,443	25,736

Operating profit (loss)	3,927	3,722	2,963	4,529	2,752	1,684

Profit (loss) before tax from continuing operations	2,954	2,799	453	2,350	570	(312)

Profit (loss) from continuing operations	2,025	1,919	50	1,420	(556)	(1,392)
Profit (loss) from Discontinued operations/Non-current assets held for sale	50	47	611	541	341	102

Profit (loss) for the year	2,075	1,966	661	1,961	(215)	(1,290)

Profit (loss) for the year attributable to Owners of the Parent(2)	1,908	1,808	(70)	1,351	(659)	(1,635)

Capital Expenditures	5,145	4,876	5,197	4,984	4,400	4,639

Financial Ratios:
Operating profit (loss)/Revenues (ROS)(%)	19.6%	19.6%	15.0%	21.0%	11.7%	6.5%
Ratio of earnings to fixed charges(3)	2.65	2.65	1.18	2.18	1.29	0.83

Employees, average salaried workforce in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	57,855	57,855	61,553	59,285	59,527	62,758
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)	2,581	2,581	15,465	15,652	15,815	15,806

Basic and Diluted earnings per Share (EPS)(4):
Ordinary Share	0.08	0.08	—	0.06	(0.03)	(0.08)
Savings Share	0.09	0.09	—	0.07	(0.03)	(0.08)

Dividends:
per Ordinary Share(5)	—	—	—	—	—	0.020
per Saving Share(5)	0.029	0.0275	0.0275	0.0275	0.0275	0.031

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2016	2016	2015 (Revised)	2014 (Revised)	2013 (Revised)	2012 (Revised)
	(millions of U.S. dollars, except employees)(1)	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	74,335	70,446	71,268	71,596	70,264	77,621

Equity:
Equity attributable to owners of the Parent	22,378	21,207	17,554	18,068	16,985	19,269
Non-controlling interests	2,475	2,346	3,695	3,516	3,086	3,580

Total Equity	24,853	23,553	21,249	21,584	20,071	22,849

Total Liabilities	49,481	46,893	50,019	50,012	50,193	54,772

Total Equity and liabilities	74,335	70,446	71,268	71,596	70,264	77,621

Share capital(6)	12,227	11,587	10,650	10,634	10,604	10,604

Net financial debt(7)	27,388	25,955	28,475	28,021	27,942	29,053

Employees, number in the Group at year-end, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	61,229	61,229	65,867	66,025	65,623	83,184
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)	0	0	16,228	16,420	16,575	—

	As of December 31,
	2016	2015	2014	2013	2012
	(thousands)
Statistical Data:
Domestic (Italy) Business Unit
Physical accesses(8)	18,963	19,209	19,704	20,378	21,153
Of which physical accesses (retail)	11,285	11,742	12,480	13,210	13,978
Broadband accesses	9,206	8,890	8,750	8,740	8,967
Of which retail broadband accesses	7,191	7,023	6,921	6,915	7,020
Mobile lines	29,617	30,007	30,350	31,221	32,159

Brazil Business Unit
Mobile lines(9)	63,418	66,234	75,721	73,431	70,376

(*)

On November 13, 2013, TIM accepted the offer of Fintech Group to acquire the entire controlling interest of TIM Group in the Sofora—Telecom Argentina group. The agreements made in connection with this transaction were subsequently modified in October 2014. As a result, and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), starting with the fourth quarter of 2013, the Sofora—Telecom Argentina group has been treated as Discontinued operations/Non-current assets held for sale. On March 8, 2016, the TIM Group completed the sale of Sofora—Telecom Argentina group. The 2012 comparative data have been appropriately restated.

(1)	For the convenience of the reader, Euro amounts for 2016 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 30, 2016, of €1.00 = 1.0552 U.S.$.

(2)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means TIM S.p.A.

Item 3. Key Information	Selected Financial And Statistical Information

(3)

Due to the loss in 2012, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of 358 million euros in 2012 to achieve a coverage of 1:1. For purposes of calculating the ratio of “earnings to fixed charges”:

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

(4)

In accordance with IAS 33 (Earnings per share), basic earnings per Ordinary Share is calculated by dividing the Group’s profit (loss) available to shareholders by the weighted average number of shares outstanding during the year, excluding treasury shares. Since TIM has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of 0.55 euros per share above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

–	Ordinary Shares was:

•	15,039,128,128 for the year ended December 31, 2016;

•	14,889,773,009 for the year ended December 31, 2015;

•	14,851,386,060 for the year ended December 31, 2014;

•	13,571,392,501 for the year ended December 31, 2013; and

•	13,277,621,082 for the year ended December 31, 2012.

–	Savings Shares was:

•	6,027,791,699 for the year ended December 31, 2016;

•	6,026,677,674 for the year ended December 31, 2015;

•	6,026,120,661 for the years ended December 31, 2014, 2013 and 2012.

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

(5)

Subject to approval by the Annual Shareholders’ Meeting to be held on May 4, 2017. Dividend coupons for the Savings Shares for the year ended December 31, 2016, will be clipped on June 19, 2017 and will be payable from June 21, 2017.

(6)	Share capital represents share capital issued net of the accounting par value of treasury shares; accounting par value is the ratio of total share capital and the number of issued shares.

(7)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2016—5.2.3 Non-GAAP Financial Measures”.

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

The following table sets forth the dividends per Ordinary Share and per Savings Share declared by TIM with respect to each of the last five fiscal years and the aggregate dividends paid in such years. Actual dividends paid are rounded to the nearest whole cent. No ordinary share dividend is being paid for the year ended December 31, 2016.

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)
2012	0.0200	0.0260	267.59	0.0310	0.0403	186.81
2013	—	—	—	0.0275	0.0377	165.72
2014	—	—	—	0.0275	0.0299	165.72
2015	—	—	—	0.0275	0.0314	165.76
2016(2)	—	—	—	0.0275	0.0294	165.76

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. For the year ended December 31, 2016, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on March 31, 2017.

(2)

Subject to approval at the Annual Shareholders’ Meeting to be held on May 4, 2017. TIM’s dividend coupons for its Savings Shares for the year ended December 31, 2016, will be clipped on June 19, 2017 and will be payable from June 21, 2017.

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

According to the Italian Civil Code, before dividends may be paid with respect to any year, an amount equal to 5% of the profit of the Company for such year must be set aside to the legal reserve until the legal reserve, including amounts set aside during prior years, is at least equal to one-fifth of the par value of the Company’s issued share capital. This legal reserve is not available for payment of dividends. Such restriction on the payment of dividends applies, on a non-consolidated basis, to each Italian subsidiary of the TIM Group. The Company may also pay dividends out of available retained earnings from prior years or other reserves.

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

Pursuant to Italian law, in connection with the payment of dividends, participants of Monte Titoli are required to supply to the Italian tax authorities certain information concerning the identity of non-resident shareholders holding Ordinary Shares or Savings Shares. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of legal entities, their name, country of establishment and address, or in the case of individuals, their name, address and place and date of birth, or in the case of partnerships, the information required for legal entities and the information required for individuals with respect to one of their representatives. In the case of Ordinary Share ADSs and Savings Share ADSs owned by non-residents in Italy, TIM understands that the provision of information concerning the Depositary, in its capacity as holder of record of the Ordinary Shares and Savings Shares, as the case may be, will satisfy these requirements.

The Depositary, in accordance with instructions from TIM, will provide information to beneficial owners of Ordinary Share ADSs and Savings Share ADSs, that are considered U.S. residents for purposes of applicable law. To the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax treaty, claims for such benefits must be accompanied by the required information. See “Item 10. Additional Information—10.6 Taxation”.

Item 4. Information On The TIM Group	Business

Item 4.    INFORMATION ON THE TIM GROUP

4.1     BUSINESS

4.1.1     BACKGROUND

The legal name of the company is Telecom Italia S.p.A. named also “TIM S.p.A.”.

The Annual Shareholders Meeting held on May 25, 2016 approved an amendment to the Company’s bylaws, permetting the company to be named “Telecom Italia S.p.A.” or “TIM S.p.A.”.

TIM is a joint-stock company established under Italian law on October 29, 1908, with registered offices in Milan at Via Gaetano Negri 1. The telephone number is +39 (02) 85951. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. (Repertorio Economico Amministrativo) at number 1580695 and R.A.E.E. (Rifiuti di Apparecchiature Elettriche ed Elettroniche) register at number IT08020000000799.

Our Depositary in New York (JP Morgan Chase) is presently located at 4 New York Plaza, New York, New York 10004.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

After the effectiveness of the demerger of Telco S.p.A. (previously the largest shareholder of TIM and whose investors were Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Telefónica S.A.) on June 24, 2015, Vivendi S.A. (“Vivendi”), an integrated media and content group based in France, increased its ownership stake in TIM to 14.9% of Ordinary Shares, becoming our largest shareholder. In the following months, Vivendi has subsequently increased its shareholding in the Company and, as of April 7, 2017, Vivendi held 23.94% of the ordinary share capital of TIM. Vivendi does not hold Savings Shares (or Savings Share ADSs) neither it has different voting rights in meetings of ordinary shareholders of TIM.

At the Shareholders’ Meeting held on December 15, 2015, Vivendi’s proposal to enlarge the Board of Directors of TIM from 13 to 17 members was approved, and four new Directors presented by Vivendi were appointed.

On March 22, 2016 former Chief Executive Officer, Marco Patuano, who had been appointed to that position on April 18, 2014 resigned. On March 30, 2016 the Board of Directors appointed Flavio Cattaneo, to serve as Chief Executive Officer. Mr Cattaneo was already a Company director. On April 27, 2016, the Board of Directors appointed Arnaud de Puyfontaine, also a company director, as Vice Chairman of the Company, without assigning him any delegated powers.

See “Item 7. Major Shareholders and Related-Party Transactions” for further details.

4.1.2    DEVELOPMENT

On February 6, 2017, TIM presented its 2017–2019 three-year strategic Plan. The 2017-2019 Plan sets out the primary strategic objectives of the TIM Group over the next three years as well as a number of strategic priorities to achieve these objectives.

For more details, please see “4.1.7 Updated Strategy”.

4.1.3     BUSINESS

The Group operates mainly in Europe, South America and the Mediterranean Basin.

The TIM Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The operating segments of the TIM Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil).

Item 4. Information On The TIM Group	Business

The principal changes in the scope of consolidation in 2016 are as follows:

•	TIMVISION S.r.l.—Domestic Business Unit: established on December 28, 2016;

•	Noverca S.r.l.—Domestic Business Unit: 100% of the company acquired by TIM S.p.A. on October 28, 2016;

•	Flash Fiber S.r.l.—Domestic Business Unit: established on July 28, 2016;

•	Sofora—Telecom Argentina group: classified under Discontinued operations (discontinued operations/non-current assets held for sale). The company was sold on March 8, 2016; and

•

Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l.—Domestic Business Unit: on January 11, 2016, INWIT S.p.A. acquired 100% of both companies, subsequently merged by incorporation in INWIT, which therefore entered the Group’s consolidation scope.

These changes did not have a significant impact on the Consolidated Financial Statements of the TIM Group at and for the year ended December 31, 2016.

The principal changes in the scope of consolidation in 2015 are as follows:

•

INWIT S.p.A.—Domestic Business Unit: was established in January 2015 and in June 2015, the initial public offering for the ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A. was successfully completed;

•	Alfabook S.r.l.—Domestic Business Unit: on July 1, 2015 Telecom Italia Digital Solutions S.p.A. acquired 100% of Alfabook S.r.l., which consequently entered the Group’s scope of consolidation;

•

TIM Real Estate S.r.l.—Domestic Business Unit: was established in November 2015. On February 3, 2017, as part of the programme to streamline the Company’s holdings, the Board of Directors approved the start of the process to incorporate Tim Real Estate S.r.l., a TIM wholly-owned subsidiary, into TIM. The Company expects to complete the incorporation process by mid-2017.

With the exception of the INWIT initial public offering, these changes did not have a significant impact on the Consolidated Financial Statements of the TIM Group at and for the year ended December 31, 2015.

For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2016—5.2.2. Business Segment” and “Note—Scope of Consolidation” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Following is a summary description of the TIM group’s principal geographical business areas.

Domestic Business Area

TIM operates as the market leader in Italy in providing telephone and data services on fixed-line and mobile networks for final customers (retail) and other operators (wholesale).

The Telecom Italia Sparkle group develops fiber optic networks for wholesale in Europe, the Mediterranean and South America.

Olivetti, part of the Business segment of Core Domestic, operates in the area of office products and services for information technology (“IT”).

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, for TIM and other operators.

TIM is one of four mobile operators authorized to provide services using GSM 900 technology in Italy and one of four operators authorized to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS authorization and providing third-generation telephony services in Italy and it is one of the three operators that acquired a 800MHz spectrum in 2011 to provide 4G Service in Italy. In addition, TIM has possesses 2600MHz and 1450MHz licences.

Item 4. Information On The TIM Group	Business

At December 31, 2016, the TIM Group had approximately 11.3 million physical accesses (retail) in Italy, a decrease of 0.5 million compared to December 31, 2015. The Wholesale customer portfolio in Italy was approximately 7.7 million accesses for telephone services at December 31, 2016 (an increase of 0.2 million accesses as compared to December 31, 2015). The broadband portfolio in Italy was 9.2 million accesses at December 31, 2016 (consisting of approximately 7.2 million retail accesses and 2 million wholesale accesses), substantially stable compared to December 31, 2015 (8.9 million accesses). In addition, the TIM Group had approximately 29.6 million mobile telephone lines in Italy at December 31, 2016, a decrease of approximately 0.4 million compared to December 31, 2015.

Brazil Business Area

The TIM Group operates in the mobile phone, fixed telephony, in long-distance and data transmission markets in Brazil through the TIM Brasil group which offers mobile services using UMTS, GSM and LTE technologies. With the acquisitions of 700MHz and 2.5GHz radiofrequencies, the focus is on speeding up the development of 3G and 4G networks. Moreover, with the acquisitions of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP (now merged into Tim Celular S.A.), the portfolio of services has been expanded by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

At December 31, 2016, the TIM Group had 63.4 million mobile telephone lines in Brazil (66.2 million at December 31, 2015).

4.1.4     DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2016

For a description of disposals and acquisitions of significant equity investments in 2016 please see “Note—Scope of consolidation” and “Note—Investments” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5     RECENT DEVELOPMENTS DURING 2017

For a description of recent developments please see “Item 8. Financial Information—8.2 Legal Proceedings” and “Note—Events Subsequent to December 31, 2016” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 4. Information On The TIM Group	Business

4.1.6    OVERVIEW OF THE TIM GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the TIM Group’s Business Units as of December 31, 2016:

(*)	Main subsidiaries: TIM S.p.A., INWIT S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., Olivetti S.p.A., HR Services S.r.l. and Noverca.

For further details about companies which are part of the Business Units, please see Note “List of companies of the TIM Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

For the revenues, operating profit (loss) and number of employees of the TIM Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.2 Results of operations for the three years ended December 31, 2016—5.2.5 Business unit financial data”.

4.1.7    UPDATED STRATEGY

Strategic Priorities and Objectives for the 2017–2019 Plan

On February 6, 2017, TIM presented its 2017–2019 three-year strategic plan, named “A Transforming Company” (the “Plan”). The Plan aims to significantly transform the Company and establish TIM as a market leader in terms of quality in fixed and mobile services through an approach based on content, convergence, ICT services, innovation and customer proximity. The Plan includes the following strategic priorities over the next three years.

Domestic (Italian) market

The main strategic priorities in the Domestic (Italian) Market are:

•

Excellent network infrastructure, the roll out of which will be further accelerated over the Plan period. By the end of 2019, TIM’s business plan aims to reach over 99% of the population with the LTE mobile network (4G) and 95% of the population (household passed) with optic fiber. Moreover, on March 23, 2017 TIM’s Board of Directors approved a project to create a company dedicated exclusively to the selective development of new fiber infrastructure in the areas included in the cluster classifications C and D (the rural or so-called “white areas”) based on EU regulations. The Project is in line with the 2017-2019 Strategic Plan and does not envisage an increase in the level of investment that the TIM Group has already planned. In fact, the project is expected to be carried out through the creation of a company in collaboration with a financial partner that will act as majority shareholder in such company. Through this partnership TIM will aim to achieve its targets to cover the country with ultrabroadband almost 2 years ahead of the schedule set out in the three year plan.

Item 4. Information On The TIM Group	Business

Thanks to this acceleration in Clusters C and D, the target of 95% coverage of the Italian population with UBB connections could be reached in mid-2018, increasing to 99% by the end of the current plan in 2019, due also to the contribution of wireless technologies.

•

A commercial approach focused on convergent offers and content, also thanks to the launch of national and international co-productions through TIMVision. Such commercial approach is expected to strengthen the business model, further exploiting best infrastructure and excellent customer services with an increased focus on the dissemination of premium digital services and content, including on an exclusive basis.

•

In the Domestic Mobile segment, in a context characterized by data consumption that is expected to continue to grow, TIM will focus on speeding up the penetration of mobile ultrabroadband, strengthened by the extensive reach of its 4G network and the dissemination of quality content.

•

In the Fixed Domestic segment, TIM plans to accelerate the spread and adoption of optic fiber. The commercial strategy is expected to play a key role, aimed at retaining current customers through, for example, the supply of technologically evolved home devices connected to the domestic network—Internet of Things—which can be paid for directly in the bill.

•	The implementation of efficiency recovery actions, aimed at increasing cash-flow generation through three levers: cost optimization, streamlined organization and processes transformation.

•

Relaunch of the main subsidiaries of the Group: synergies with INWIT will be targeted for maximization; Olivetti is expected to be able to leverage the value of its brand to offer products with a cutting-edge design and ICT services; Telecom Italia Sparkle is expected to continue its growth phase by identifying synergies with the Business department of TIM for the management of international customers and through other growth options.

Brazil

In Brazil the Plan envisages continuing the relaunch of TIM Brasil, repositioning, if any, the company through leveraging the quality of the offer and of the networks and through convergence, to compete successfully in the post-paid segment at the same time returning to solid profitability. In particular, a further boost will be given to the creation of the UBB mobile infrastructure—it is expected that by the end of the Plan 95% of the population will have access to 4G with coverage in approximately 3,600 cities—and to the development of convergent offers also thanks to agreements with the main producers of premium content.

There can be no assurance that these objectives will actually be achieved. See “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”.

Item 4. Information On The TIM Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the TIM Group as of April 7, 2017:

Item 4. Information On The TIM Group	Business Units

4.2    BUSINESS UNITS

4.2.1    Domestic

The Domestic Business Unit operates as the market leader in providing voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

The company operates in the electronic communications infrastructure business, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks for TIM and other operators.

Olivetti operates in the area of products and services for Information Technology.

The Domestic Business Unit is organized as follows as of December 31, 2016:

(*)	Main subsidiaries: TIM S.p.A., INWIT S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., HR Services S.r.l. and Noverca.

The principal operating and financial data of the Domestic Business Unit are reported according to the following three Cash-generating units (“CGU”):

•	Core Domestic: includes all telecommunications activities within the Italian market. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•

Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G and Persidera;

•

Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets; following the merger of TIM Digital Solutions in Olivetti, the latter was incorporated into the Business segment as of January 1, 2016;

•

Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services;

•	Other—INWIT S.p.A. and support structures: includes:

•

INWIT S.p.A.: since April 2015 the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators;

Item 4. Information On The TIM Group	Business Units

•

Other Operations units: covering technological innovation and the processes of development, engineering, building and operating network infrastructures, real estate properties and plant engineering; development of the information technology strategy, guidelines and plan;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•

International Wholesale—Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

❖	MARKETING CHANNELS AND DISTRIBUTION

At December 31, 2016, as a result of the customer-centric approach, TIM utilized the following sales structure for each of its customer segments:

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

Consumer customers are managed by several channels focused on volume and value acquisitions, including:

•

the “Push” channel consisting of an outbound telephone channel called “Telesales” with a network of 27 partners having a total of approximately 4,000 operators and the “Agent” channel with 100 Direct Agents and a network of 71 partners with approximately 1,400 sales agents;

•

the “Pull” channel: consisting of the retail network of shops, dealers and large retailers, amounting to a total of approximately 5,000 retail points of sale (at December 31, 2016). Points of sale are geographically widespread and they are of different types: direct (flagship stores and 4G mall stores); franchisee; monobrand; multibrand; organized and specialized large-scale distribution.

In addition to these partners, distribution is also carried out through the “Public Telephone” channel, consisting of 17 technical partners that provide maintenance and other related services.

•	Business

Business customers are managed by a single Sales Unit that covers both direct and indirect sales. The Sales Channel is organized into five different segments. One of these segments is dedicated to Top Customers, which includes the most important Private and Public Sector companies and is managed only through the direct sales channel. The remaining four manage Strategic, Large, Medium and Small customers at the regional level and include both the indirect and direct sales channels.

•	Indirect Sales Channel

The business distribution channels are comprised of:

•	“BP—Business Partner” channel (approximately 90): a network focused on standard offers (Small market) with about 1,550 agents;

•	“ISP—Ict sales partner” channel (approximately 70): a network organized geographically focused on VAS and ICT products with 200 agents;

•	Outbound Call Center: 8 partners focused on specific canvass and customer loyalty activities;

•	Senior Agent: 120 Agents focused on medium enterprise customers;

•	Shops: some specific shops (approximately 2,400) offering business products and assistance.

Item 4. Information On The TIM Group	Business Units

•	Direct Sales Channel

At the end of 2016 approximately 900 sales staff had a dedicated portfolio to manage and develop, supported by pre sales and post sales teams. The main activities include:

•	offering the whole range of services (fixed and mobile voice and data, ICT services and products);

•	promoting and managing a 360 degree relationship with the customer, providing support and assistance.

•	National Wholesale Services

The National Wholesale Services (“NWS”) department manages relationships with approximately 395 other telecommunications operators (Wholesale Market), who can be both customers and competitors of TIM. These customers purchase TIM network and professional services to build services for their own customers.

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

The NWS department is set up as an independent department, which allows TIM, along with other conditions (accounting separation, compliance with the resolutions of the Authorities) to manage transparency and fairness in its relationship with other operators, as well as compliance with all regulatory requirements.

Item 4. Information On The TIM Group	Business Units

❖    CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2016	2015	2014
DOMESTIC FIXED
Physical accesses (thousand)(1)	18,963	19,209	19,704
Of which retail physical accesses (thousand)	11,285	11,742	12,480
Broadband accesses in Italy at year-end (thousand)(2)	9,206	8,890	8,750
Of which retail broadband accesses (thousand)	7,191	7,023	6,921
Network infrastructure in Italy:
access network in copper (millions of km—pair, distribution and connection)(3)	114.4	114.3	114.0
access and carrier network in optical fiber (millions of km—fiber)	12.6	10.4	8.3
Total traffic:
Minutes of traffic on fixed-line network (billions):	69.1	76.9	84.2
Domestic traffic	55.6	62.5	68.9
International traffic	13.5	14.4	15.3
Broadband traffic (PBytes)(4)	5,774	4,126	3,161
DOMESTIC MOBILE
Number of lines at year-end (thousand)(5)	29,617	30,007	30,350
Change in lines (%)	(1.3)	(1.1)	(2.8)
Churn rate (%)(6)	22.8	23.4	24.2
Total traffic:
Outgoing retail traffic (billions of minutes)	44.9	43.6	42.7
Incoming and outgoing retail traffic (billions of minutes)	69.6	66.1	62.7
Mobile browsing volumes (PBytes)(7)	258.5	182.6	133.9
Average monthly revenues per line(8) (euro)	12.4	12.1	12.1

(1)	Excludes full-infrastructured OLOs and FWA-Fixed Wireless Access.

(2)	Excludes OLO LLU and NAKED, satellite, full-infrastructured and FWA Fixed Wireless Access.

(3)	In 2015 and 2014 amounts are recalculated according to different methods, in particular on cable sections in several central areas.

(4)	DownStream and UpStream traffic volumes.

(5)	The figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.

(6)	The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(7)	National traffic, excluding roaming.

(8)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory events which occurred in 2016 that may have a significant impact on the operation of the Domestic Business Unit, please see “Item 4. Information On The TIM Group—4.3 Regulation”.

❖	COMPETITION

The market

The competitive market remains characterized by the opening of the TLC market to competition from non-traditional operators (in particular Over the Top companies (OTTs) and producers of electronic and consumer devices) and by the development of new “over the network” services (mainly in the IT and Media fields) by traditional telecommunications operators. As such, traditional telecommunications operators not only face ‘core competition’ from other operators in the sector (including Mobile Virtual Operators), which remain the primary

Item 4. Information On The TIM Group	Business Units

competitive force in the market, but must also deal with the emergence of OTTs and device producers, which operate in the digital world, using a difference set of assets and competitive strategies. OTTs have been leading the transformation of the methods of use of TLC services (including voice), increasingly integrating them with Media and IT.

Over time, therefore, the business models of traditional players are changing to meet the challenges from new entrants and to exploit new opportunities. For example:

•

Media: with the web becoming increasingly more important as a complementary distribution platform, broadcasters are feeling greater competitive pressure from consumer electronics companies, telecommunications operators and OTTs;

•

Information Technology: the decline in traditional revenues is driving various players towards cloud computing, with the goal of protecting their core business. Traditional telecommunications operators are strengthening in this sector, including through partnerships;

•

Consumer Electronics: producers can develop services that can be used through the Internet, building on handset ownership and management of user experience, breaking the relationship between customers and TLC operators;

With respect to the current positioning of the telecommunications operators in converging markets, on the other hand, as partially described above, the following is taking place with different levels of progress:

•	development of Innovative Services in the IT market, particularly in Cloud services;

•	development of new Digital Services, especially in the areas of Entertainment (e.g. TV, Music, Gaming), Smart Home, Digital Advertising, Mobile Payment-Digital Identity.

Competition in Fixed-Line Telecommunications

The fixed-line telecommunications market continues to experience, on one side, a significant decline in access and voice revenues, mainly due to the reduction in use also determined by the progressive shift of voice traffic to mobile, and on the other side, the growth of broadband revenues. In recent years, operators have concentrated mainly on developing the penetration of broadband and attempting to protect voice by introducing bundled voice, broadband and services deals in a highly competitive environment that is characterized by pricing pressures.

The evolution of the competitive product offering has also been influenced by a convergence on an approach based on the control of infrastructure (above all Local Loop Unbundling—LLU). The main fixed operators are also offering mobile services, also as Mobile Virtual Operators (MVOs). With respect to infrastructure, Open Fiber and Infratel have publicly presented development plans for their telecommunications networks as alternatives to TIM. These plans concern the main Italian cities and “market failure” areas (for further details please see “Item 4. Information on the TIM Group—4.3 Regulation Broadband and Digital Divide”).

Competition in the Italian fixed telecommunications market is characterized by the presence of a number of operators other than TIM, such as Wind-Infostrada, Fastweb, Vodafone, and Tiscali, that have different business models focused on different segments of the market. In 2016, the migration of customers from fixed-line to mobile telephony services continued, as well as the migration to alternative communications solutions (Voice Over IP, messaging applications and social network chat), driven by the use of the Internet, the penetration of broadband, PCs and other connected devices, as well as service quality. At December 31, 2016, fixed accesses in Italy remained stable relative to 2015 at approximately 20.3 million (including infrastructured OLOs and Fixed Wireless Accesses). Competition in the access market led to a gradual reduction in Telecom Italia’s market share.

We estimate that in the broadband market, as of December 31, 2016, fixed broadband customers in Italy reached a penetration rate on fixed accesses of about 77%. The spread of broadband is driven not only by the penetration of personal computers and other enabled devices (e.g. Smart TVs), but also by the growing demand for speed and access to new IP based services (Voice over IP, content—particularly Video, social networking services, etc.).

Competition in Mobile Telecommunications

In the mobile market, which is saturated and mature in the traditional voice services segment, the second and third Human SIM cards continued to follow a rationalization trend while the Not Human SIM cards continued to

Item 4. Information On The TIM Group	Business Units

grow. Revenues from traditional services, such as voice and messaging, continued to decline as a result of competition among operators and the increasing spread of over the internet communication apps, such as WhatsApp. In 2016, however, the gradual improvement that had begun in the second half of 2014 consolidated. This, combined with the growth of mobile broadband, which has continued at a sustained rate, caused spending on services to be back to modest growth in 2016.

In 2016, the growth in mobile broadband customers continued due to the development of the LTE and the small screen segment, with a high penetration rate on mobile lines, especially as a result of the increasing spread of smartphones. Alongside innovative services that have already gained traction and are under full-scale development, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as the Internet of Things and mobile payment.

Competition in the Italian mobile telecommunications market is undergoing significant changes. Wind Tre, formed by the merger between Wind and H3G, is currently operating. The transaction was authorized by the competent regulatory authorities following the implementation by the two companies of structural corrective measures (e.g., the sale of frequencies and the signature of a roaming agreement), which will enable the French operator Iliad to enter the Italian market in the near future, thus becoming the fourth operator with infrastructure, in addition to TIM, Vodafone and, precisely, Wind Tre. In addition to these operators, the field also includes mobile virtual operators (MVO), of which PosteMobile is the most important player. These operators continue to enjoy significant growth compared to infrastructured operators.

4.2.2    BRAZIL

The TIM Group operates in the mobile phone, fixed telephony, long-distance and data transmission and fixed telecommunications sectors in Brazil through the TIM Brasil group which offers mobile services using UMTS, GSM and LTE technologies. With the acquisitions of 700MHz and 2.5GHz radiofrequencies, the focus is on speeding up the development of 3G and 4G networks. Moreover, with the acquisitions of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP (now merged into Tim Celular S.A.), the portfolio of services has been expanded by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

The TIM Brasil group’s services cover an area that includes approximately 95% of Brazil’s urban population. TIM Brasil group has approximately 63.4 million mobile lines which cover each of the Brazilian states and the Federal District. As of December 31, 2016, the market combined penetration reached approximately 118% of the Brazilian population and its combined market share totaled approximately 26%.

Since TIM Brasil group began operating in the Brazilian market, its intention has been to provide its customers with innovative services based on a state-of-the-art technology. This goal has been reached with the provision of services through a robust 3G network in addition to a fast growing state-of-the-art Fourth Generation (4G) network.

Item 4. Information On The TIM Group	Business Units

The table below sets forth, for the periods indicated, the number of mobile lines of the Brazil Business Unit:

	As of and for the years ended December 31,
	2016	2015	2014
Number of lines at year-end (thousands)(*)	63,418	66,234	75,721
MOU (minutes/months)(**)	116.6	119.5	135.8
ARPU (Reais)	18.0	16.7	17.7

(*)	Data includes company lines (active SIM cards used by the TIM Brasil group and its employees).

(**)	Net of visitors.

❖	MARKETING

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

As of December 31, 2016, we had more than 10.8 thousand points of sales through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 175 of TIM Brasil’s own stores. In addition to these retail stores, TIM Brasil customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers, totaling more than 332 thousand points of sale throughout Brazil.

For the corporate market, TIM Brasil has more than 550 third-party business partners focused on serving small and medium-size companies and a direct sales force team of 94 employees focused on large companies.

In order to serve the customer base of over 63.4 million customers, TIM Brasil maintains 16 customer care centers comprising around 14 thousand customer service representatives. Moreover, TIM Brasil has continuously invested in alternative customer service channels, developing solutions based on interactive voice response and self-service and mobile applications for iOS and Android.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments which occurred in 2016 that may have an economic impact on the Brazil Business Unit, please see “Item 4. Information On The TIM Group—4.3 Regulation”.

❖	COMPETITION

At the end of 2016, the Brazilian mobile market reached 244.1 million lines, 13.7 million lines (or 5.3%) lower than at the end of 2015, and a penetration rate of 118.0% of the population (125.7% in 2015). Consequently the Brazil Business Unit churn rate in 2016 was 52.4% (59.1% in 2015).

* * *

Item 4. Information On The TIM Group	Business Units

Agreement for the sale of telecommunications towers

On November 21, 2014, TIM Brasil entered into a sale and leaseback transaction with American Tower do Brasil Cessão de Infraestruturas Ltda., or American Tower, for the sale of part of the mobile infrastructure (6,481 telecommunication towers) for approximately 3 billion reais. The sales agreement was signed in conjunction with a “Master Lease Agreement” with a term of 20 years and, accordingly, the transaction is to be considered as a partial sale and lease back.

In 2016, the fourth and fifth partial sale of 336 towers was completed for approximately 134 million reais, or approximately 35 million euros. The final realized gain, net of transaction costs, was 44 million reais (approximately 12 million euros at the 2016 average exchange rate). The amount of non-current assets reacquired under finance leases came to 93 million reais (approximately 24 million euros at the 2016 average exchange rate).

In 2016, financial leases were also taken out on newly-built towers for 15 million reais (approximately 4 million euros), in accordance with the contractual arrangements of November 21, 2014 with American Tower.

The sales of the first three blocks, which included a total of 5,483 towers, were completed in 2015.

4.2.3    COMPETITION

We face competition in all of our businesses.

For details please see “Item 4. Information on the TIM Group—4.1 Business—4.1.7 Updated Strategy”, “Item 4. Information on the TIM Group—4.2.1 Domestic” and “Item 4. Information on the TIM Group—4.2.2 Brazil”.

Item 4. Information On The TIM Group	Regulation

4.3    REGULATION

4.3.1    THE EU REGULATORY FRAMEWORK

TIM’s operations within the European Union (“EU”) are subject to the EU regulatory framework for electronic communications networks and services, which includes directives, regulations, recommendations and communications. As a Member State of the EU, Italy is required to transpose directives issued by the EU into national legislation. The regulations adopted by the European Commission (“EC”) are applicable and binding on each Member State without the need of further national implementation. Recommendations and communications, on the other hand, are not legally binding although they have to be taken into account by each Member State.

National Regulatory Authorities (“NRAs”) are independent bodies tasked with regulating and supervising the telecommunications sector and compliance with the EU framework in each Member State. In Italy, this body is “Autorità Garante per le Comunicazioni” (“AGCom”).

The EU Regulatory Framework is based on five Directives (“Framework”, “Access and Interconnection”, “Authorization”, “Universal Service and Users’ Rights” “Privacy and Data Protection”), which regulate all forms of fixed and wireless telecommunications and data transmission. In Italy the Directives have been transposed into the “Codice delle comunicazioni elettroniche” (Electronic Communications Code—ECC).

A Recommendation issued by the EC on “relevant product and service markets susceptible of ex ante regulation” (Commission’s Recommendation on relevant markets) completes this set of legal instruments with the definition of a list of relevant markets “whose characteristics may be such as to justify the imposition of regulatory obligations”. The Recommendation currently in effect (no. 2014/710/UE) was published on October 9, 2014, following updates in 2003 and 2007. The number of relevant markets subject to ex ante regulation has been reduced over time from 18 to 4, following the growth of the competition in the whole sector (see “Market Analyses”).

In 2010, the EC adopted a Communication, the “Digital Agenda for Europe” (the “DAE”), setting forth long-term EU strategies for Broadband. The DAE sets non-binding targets in terms of broadband coverage and take-up to be achieved by 2020 namely:

1.	Broadband coverage at 30 Mbit/s or more for 100% of EU citizens; and

2.	50% of EU households having subscriptions above 100Mbps.

In September 2016, through the Gigabit Society Communication, the EC set the following (not binding) additional targets for the year 2025:

•	connectivity of 1 Gbps (upload and download) for all socio-economic entities (i.e. schools, businesses, public administration, etc.);

•	connectivity of 100 Mbps download for all European households and businesses; and

•

uninterrupted 5G coverage for all urban areas and major terrestrial transport routes (as an interim target, 5G should be commercially available in at least one major city in each EU Member State by 2020).

On September 14, 2016, the EC issued a legislative proposal for a Directive establishing the European Electronic Communication Code (Recast) (the “EECC”), which reviews and combines in one document the “Framework”, “Access and Interconnection”, “Authorization” and “Universal Service and Users’ Rights” directives. The Directive will have to be approved according to the standard co-decision legislative procedure by the European Parliament and the Council and then transposed into national law. The timetable for agreeing to, enacting and implementing the EECC Directive will depend on the levels of support that it receives from the European Parliament and the Council. The transposition into the law of each Member State is unlikely to happen before 2019 and could be as late as 2020.

A new approach to access regulation is the central feature of the proposed EECC. The key elements of the suggested approach to access regulation are:

•	regulatory relief in the presence of co-investment and Very High Capacity (“VHC”) networks;

Item 4. Information On The TIM Group	Regulation

•	lighter regulation for wholesale-only vertically separated undertaking;

•	no price control in the presence of a demonstrable retail price constraint and effective and non-discriminatory access; and

•	a significantly more granular geographic approach to the analysis of broadband infrastructure deployment, with the potential for differing remedies.

The EC proposes to include in the scope of the TLC regulatory framework certain categories of over-the-top (“OTT”), thereby addressing the level playing field issue between Telcos and OTTs, albeit only partially, as the majority of the obligations are envisaged only for “number-based” interpersonal communication services and services based on the conveyance of signal, typically provided by Telcos.

With respect to spectrum, in order to stimulate investment, the EC proposes a minimum duration of new spectrum licenses of 25 years. In addition, Member states would have to submit national measures regarding spectrum assignment procedures and license conditions, e.g., regarding license duration, renewal and coverage obligations, to the scrutiny of the EC, BEREC and other NRAs.

As to the Universal Service Obligation (the “USO”), the provision of affordable functional internet access and voice communications services at least at a fixed location would be included in the scope of the USO. Member States have the flexibility to also include the availability obligation at a fixed location in the USO, if access to functional internet and voice communications services is not ensured at the national level by market or public bodies. The provision of directories, directory enquiry services and public payphones (legacy services) is removed from the EU universal service obligation, although Member States have the flexibility to retain them. The net cost of universal service would be financed with public funds, rather than by Electronic Communication Service (“ECS”) providers.

❖	International Roaming

Intra-EU roaming services are regulated by the roaming Regulation no. 531/2012 (the “Roaming III Regulation”). The Roaming III Regulation established retail and wholesale caps for voice, SMS and data services. The values valid from July 1, 2014 are:

at retail level:
Voice out (eurocents/min)	19
Voice in (eurocents/min)	5
SMS (eurocents/sms)	6
DATA (eurocents/MB)	20

at wholesale level:
Voice (eurocents/min)	5
SMS (eurocents/sms)	2
DATA (eurocents/MB)	5

The Telecom Single Market Regulation 2015/2120 (the “TSM Regulation”), approved in November 2015, introduces new rules on intra-EU roaming by amending the Roaming III Regulation.

The TSM Regulation provides for the abolishing of any roaming service surcharge on top of domestic service prices subject to “fair use” limits to avoid abuses, starting from June 15, 2017 (Roam Like at Home—RLAH regime).

For intra-EU traffic exceeding the fair use limits, operators will be allowed to levy a surcharge on top of domestic tariffs. Such a surcharge will be capped at the wholesale caps defined in the Roaming III Regulation, and reported in the table above.

From April 2016 to June 2017, operators are allowed to levy a surcharge on top of domestic tariffs (equal to the wholesale caps defined in the Roaming III Regulation and reported above) for all intra-EU roaming traffic.

Item 4. Information On The TIM Group	Regulation

The TSM Regulation provides for the revision of the wholesale rules before the RLAH regime can become effective. To this end, a proposal by the Commission was published on June 15, 2016. On January 31, 2017, the Parliament and the Council reached a provisional agreement on new wholesale caps (Voice: 3.2 eurocents/min, SMS 1 eurocents/SMS), introducing a glide path for wholesale data (0.77 eurocents/MB in 2017, 0.6 eurocents/MB in 2018, 0.45 eurocents/MB in 2019, 0.35 eurocents/MB in 2020, 0.3 eurocents/MB in 2021, 0.25 eurocents/MB in 2022). The agreement is expected to be officially ratified by the Parliament and the Council by May of 2017.

❖	New rules introduced by the TSM Regulation on Net Neutrality

The TSM Regulation introduces new rules on Net Neutrality, which will apply starting in April of 2016. In particular, the TSM Regulation:

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

The TSM Regulation also places additional transparency obligations on providers of internet access services in addition to those already included in the Electronic Communications Regulatory Framework.

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

Item 4. Information On The TIM Group	Regulation

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

•

Legislative Decree no. 33/2016 (implementing 2014/61/UE Directive), setting forth measures for costs reductions in UBB networks installations and promoting the use of existing infrastructures, enabling more efficient deployment of new infrastructures to reduce installation costs of UBB networks;

•

Ministry Decree May 11, 2016 (Institution of SINFI—“Sistema informativo nazionale federato delle infrastrutture”), implementing Legislative Decree no. 33/2016, through the establishment of a single infrastructures directory;

•	Legislative Decree no. 179/2016 (Modifications to Digital Administration Code), which set users’ right to use the phone credit for electronic micro-payments towards PA;

•

Law no. 232/2016 (“Legge di Bilancio 2017”), which set i) rules for delocalization of call centers in non-EU countries; ii) renewal of rights of use of the GSM mobile radio frequencies (900 MHz band) and UMTS (1800 MHz); iii) support the implementation of the Digital Agenda.

The MISE is responsible for general policy in the electronic communications sector and AGCom is responsible for ensuring fair competition and protecting customers in the telecom market.

❖	The Italian regulatory framework

In July 2008, TIM proposed to AGCom various undertakings (the “Undertakings”) with respect to the provision of wholesale services for the access to its network aimed at integrating and strengthening the non-discrimination obligations (imposed by AGCom since 2002) amongst TIM’s own retail divisions and the Alternative Network Operators (“AltNets”).

To this end, at the beginning of 2008, TIM created the new Open Access department, a separate operating unit focusing its activities on the implementation of the Undertakings.

The implementation of the Undertakings, their complexity and their impact on the stakeholders’ IT systems and procedures, also required the establishment of a new governance model. Specifically, the following bodies were established: an independent supervisory body (the “Supervisory Board”); the AGCom Undertakings’ Monitoring Group, in charge of the undertaking implementation monitoring (Gruppo per il Monitoraggio degli Impegni “GMI”), the Italian Office of Telecommunications Adjudicator (“OTA Italia”), in charge to prevent and settle any possible disputes amongst AltNets; and the Next Generation Network Committee, in charge of submitting possible solutions for any technical, organizational and economic issues which would raise due to the transition to the Next Generation Network.

Item 4. Information On The TIM Group	Regulation

On November 5, 2015, TIM’s Board approved a “plan to introduce a New Equivalence Model (“NEM”), aimed at further strengthening the efficiency and effectiveness of the delivery (provision) and assurance (maintenance) processes” of TIM’s wholesale access services.

The New Equivalence Model aims to put TIM’s sales divisions on equal footing with AltNets, in order to achieve a more effective internal and external equality of treatment and greater transparency in the management of the line activation requests.

Specifically, the NEM, through the reorganization of both assurance and delivery processes, aims to improve end-to-end performance and to remove any possible internal-external process asymmetries between TIM Retail and AltNets (such as differences in internal and external reasons for “refusal” of delivery orders, provision times, customer data bases and order workflows) that could produce potential discrimination.

The most important change resulting from the New Equivalence Model is that TIM Retail purchases wholesale access services through the same interface used by the AltNets. TIM Retail and AltNets will use the same processes, IT systems, and information databases. A full equality of treatment of the delivery activities is therefore ensured. In particular, the same regulated wholesale access services are provided to all Operators (TIM Retail and AltNets), at the same level of quality, prices, and with the same times.

As an initial step in the process of implementing the NEM, Open Access and TIM’s National Wholesale department have been merged into a single department.

The plan of New Equivalence Model was communicated to AGCom within the proceeding of fixed wholesale access services market analysis (Decision 623/15/CONS—see below) and, after a public consultation (June-July 2016), it was approved by the Italian NRA (Decision 652/16/CONS of December 2016).

The implementation of the NEM is ongoing and will be completed by May 2017.

4.3.3 MARKET ANALYSES

The EU regulatory framework (Art. 16 of the Framework Directive) obliges National Regulatory Authorities to carry out market analyses before imposing obligations on individual operators having a Significant Market Power (“SMP”) according to the specific EU guidelines.

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

Item 4. Information On The TIM Group	Regulation

The market analyses carried out by the NRAs are subject to the assessment of the EC which, to a certain extent, can challenge the NRAs’ findings, having a “veto power” on the definition of the market and on the identification of SMP operators. Vice-versa, the EC has no veto power on the imposition of the remedies, but can raise serious doubts following which the BEREC is requested to give an opinion. The EC, the BEREC and the NRA must then cooperate to find a solution within three months. Neither the EC nor BEREC are able to make a binding intervention. The NRA can decide not to amend or withdraw its decision on remedies but it must provide a “reasoned justification”.

Following a first round (2006-2007) and a second round (2007-2010) of market analyses, a third round was started by AGCom in 2012. The third round of market analysis ended in October 2016 with the AGCom Decision on fixed voice interconnection market.

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

A description of the Italian wholesale market analyses is summarized below together with the main recent developments regarding the electronic communications markets.

4.3.4 WHOLESALE MARKETS

❖	Wholesale fixed access markets

In December 2015 (Decision no. 623/15/CONS), AGCom defined the rules for the access to TIM’s copper and fiber fixed networks for the years 2015-17.

The main regulatory measures are the following:

•	confirmation of the national scope of remedies imposed on TIM, despite the increasing development of the infrastructure competition in some of the geographic areas;

•	substantial upholding of Local Loop Unbundling (“LLU”) prices together with a reduction of Sub Loop Unbundling (“SLU”) and Virtual Unbundling Local Access (“VULA” prices);

•	disaggregation of ancillary service provision for provision and maintenance (i.e. delivery and assurance) for LLU and SLU lines, to be implemented through a specific proceeding (in progress);

•	introduction of new equivalence measures, according to the New Equivalence Model (NEM);

•	stricter constraints on the quality of wholesale services (SLAs and penalties);

•	commitment to define switch-off rules in case of decommissioning of TIM local exchanges of the copper access network:

•	5 years for the switch-off of local exchanges where LLU is available;

•

3 years for local exchanges where LLU is not available, or for local exchanges where LLU is available as long as TIM provides competitors with a service that is technically equivalent to copper LLU for at least 2 years after the switch-off.

Item 4. Information On The TIM Group	Regulation

The following table shows the 2015-2017 wholesale economic prices (2013 and 2014 prices were the same):

Service	2013/14	2015	2016	2017
LLU (euro/month/line)	8.68	8.61	8.61	8.61
SLU (euro/month/line)	5.79	5.57	5.43	5.3
SA (euro/month/line)	0.86	0.73	0.73	0.73
WLR POTS (euro/month/line)	11.14	11.06	11.06	11.06
WLR ISDN (euro/month/line)	13.78	13.67	13.67	13.67
Bitstream shared (euro/month/line)	6.74	4.96	4.63	4.29
Bitstream naked (euro/month/line)	15.14	13.59	12.8	12.46
VULA FTTC shared (30 Mbps) (euro/month/line)	13.94	7.92	7.90	7.88
VULA FTTC shared (50 Mbps) (euro/month/line)	13.94	9.73	9.68	9.63
VULA FTTC naked (30 Mbps) (euro/month/line)	20.63	13.58	13.42	13.27
VULA FTTC naked (50 Mbps) (euro/month/line)	20.63	15.38	15.20	15.02
VULA FTTH (100 Mbits/10 Mbits) (euro/month/line)	24.9	23.15	22.64	22.12
VULA FTTH (40 Mbits/40 Mbits) (euro/month/line)	34.53	32.08	31.36	30.65
VULA FTTH (100 Mbits/100 Mbits) (euro/month/line)	86.49	81.37	79.57	77.77

NGA[3] wholesale physical access Monthly fees (euro)	2013	2014	2015	2016	2017
Miniduct access—new infrastructures—(IRU 15 years euro/miniduct/meter)	10.60	10.60	10.1	9.61	9.11
Miniduct access—existing infrastructures—(IRU 15 years euro/miniduct/meter)	6.44	6.44	6.36	6.29	6.21
Entries to buildings (IRU 15 years euro/miniduct)	385.46	385.46	382.70	379.95	377.19
Dark fiber—primary section (IRU 15 years/fiber)	3,900.35	3,900.35	3,639.97	3,379.58	3,119.20
Dark fiber—secondary section (IRU 15 years/fiber)	1,700.91	1,700.91	1,697.32	1,693.72	1,690.13
End to End service (euro/month/line)	65.10	65.10	61.53	57.96	54.39
Fiber terminating segment (euro/month/line)	5.96	5.96	5.84	5.72	5.60

The access service fees are cost-oriented according to BU-LRIC+/CCA (Bottom-Up—Long Run Incremental Cost Plus/ Current Cost Accounting) methodology and Weighted Average Cost of Capital (“WACC”) has been reduced from 9.36% to 8.77%. Moreover New Generation Access (“NGA”) Risk premium has been set equal to 3.2% for Fiber to the Home (“FTTH”) and 1.2% for Fiber to the Cabinet (“FTTC”).

Within the framework of the rules to access the fixed copper and fiber networks for the years 2015-17, AGCom also defined new measures to strengthen the equality of treatment guarantees in the provision of regulated wholesale access services at a fixed location. AGCom asked TIM to present a proposal to improve the efficiency of its own equivalence model in the provision of wholesale services to competitors and to its own commercial divisions. Consequently, in February 2016, the New Equivalence Model, in accordance with the TIM Board decision taken on November 5, 2015, was communicated to AGCom. With Decision 652/16/CONS (December 2016), AGCom approved both TIM’s New Equivalence Model and some “voluntary” undertakings adopted by TIM to favor the suspension of two sanctioning proceedings started by AGCom as a result of alleged inefficiencies in the wholesale access services provision processes which caused excessive delivery delays.

Additionally, with Decision 623/15/CONS, AGCom asked TIM to present a proposal to introduce an unbundling and externalization model for the delivery and assurance activities of the local loop and sub-loop unbundling lines. TIM’s proposal (sent to AGCom in February 2016 and submitted to public consultation by AGCom in April 2016) is based on the extension of the “System Unico” (i.e., the recourse to external companies by the competing operators) to the above-mentioned delivery and assurance activities. The proceeding is still ongoing and AGCom’s final decision, after notification of the draft decision to the European Commission (EC), is expected by the end of the second quarter of 2017 unless the EC raises doubts and opens an investigation phase which can extend the proceedings by 4 months.

➢	Terminating segment of leased lines

In July 2015, the Italian NRA approved the decision on terminating segment of leased lines services, essentially confirming the rules laid down at the end of the previous round of market analysis. In particular, regarding

[3]	New Generation Access.

Item 4. Information On The TIM Group	Regulation

Synchronous Digital Hierarchy / Plesiochronous Digital Hierarchy (“SDH / PDH”) leased lines with capacities less than or equal to 155 Mbit/s and Ethernet over SDH leased lines, TIM is subject to a network price cap (for Access rentals CPI-6%, for Internet Protocol—“IP”—transport—8.6%) for 2015, 2016 and 2017. Regarding SDH / PDH leased lines with capacities greater than 155 Mbit/s and Ethernet over optical fiber leased lines, as well as ancillary services, prices are to be oriented to the costs resulting from the regulatory cost accounting.

➢	Wholesale fixed interconnection markets

In October 2016, AGCom issued the final decision of the third round of analysis of fixed voice interconnection market, specifically fixed call termination, origination and transit services.

AGCom established:

•	to confirm SMP designation for TIM in the origination market, although this market has been removed from the EC Recommendation;

•	to set stable fixed call termination rates of 0.043 eurocents/min for TIM and alternative network operators valid until the end of 2018, and 0.041 eurocents/min from January 1, 2019;

•

to exclude from the scope of price regulation the termination rates of calls originated outside the European Economic Area (“EEA”), including the EU member States and Iceland, Liechtenstein and Norway;

•	to remove the existing obligations imposed on TIM in the wholesale market for district-level transit; and

•	to remove the obligation imposed on TIM to notify its retail call services that rely on the regulated interconnection services 30 days before the commercialization.

➢	Wholesale mobile markets

In September 2015, AGCom issued a new Decision on termination on mobile networks. Compared to AGCom’s previous market analysis, the full Mobile Virtual Network Operators (“full MVNOs”), i.e., BT Italia, Lycamobile, Noverca and Poste Mobile, have SMP in addition to the mobile network operators (“MNO”) and termination rates of calls originated outside EEA are explicitly excluded from the scope of price regulation.

In addition, WACC has been set at 10.25%, while the termination rate cap has been set at 0.98 eurocents/min for the period 2014-2017 (for full MVNOs from September 30, 2015).

4.3.5    ACCOUNTING SEPARATION AND NETWORK COST ACCOUNTING

SMP operators are required to have a transparent accounting of their costs and to provide AGCom, on a yearly basis, with a description and a report on their cost accounting system, to enable AGCom to assess their compliance with the requirements of the electronic telecommunications regulatory framework.

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

Changes in the regulation on cost accounting and accounting separation follow rules set out in the market analyses.

Through Decision 623/15/CONS on fixed access market analyses for the period 2015–2017, AGCom set the Weighted Average Cost of Capital (WACC) for fixed networks at 8.77% (nominal pre-tax).

Through Decision 497/15/CONS on mobile termination for the period 2015–2017, AGCom set the WACC for the mobile network at 10.25% (nominal pre-tax).

The regulatory accounting report for the year 2014 was produced in 2015 and delivered to AGCom in January 2016.

The regulatory accounting report for the year 2015 was produced in 2016 and delivered to AGCom in September 2016.

Item 4. Information On The TIM Group	Regulation

4.3.6    RETAIL FIXED MARKETS

❖	Retail Offers

Despite the removal of retail markets from the current list of the EU relevant markets (Commission’s Recommendation on relevant markets of 2014), through its decision on the market analysis on wholesale access markets (Decision 623/15/CONS), AGCom confirmed that TIM is subject to the following obligations regarding its publicly available stand-alone and bundled retail offers: a 30-day notification prior to the commercial launch and an assessment by AGCom of the offer “replicability” (i.e. margin squeeze test and availability of adequate wholesale inputs); if the offer does not meet the replicability requirement, TIM must revise the offer conditions.

The replicability of TIM’s retail offers for private tenders and public procurement bids (including either narrowband or UBB fixed access, both stand-alone and in bundling with other services) is verified only after the contract signature, on the basis of either AltNets complaints or AGCom autonomous initiative. Therefore, these retail offers have to be communicated to AGCOM within 30 days after the contract signature.

In December 2016 (Decision 584/16/CONS), AGCom updated the “replicability” tests (margin squeeze tests) methodology.

In the new guidelines, applicable from April 1, 2017, AGCom introduces the possibility to verify TIM’s “local” retail offers, evaluating the wholesale costs as a mix of the TIM’s wholesale services actually used in the specific area where the offer is provided.

With respect to retail offers, AGCom must apply two different replicability assessment models respectively for copper and fiber (ultrabroadband). For the fiber offers, AGCom also applies an ex-post test. If the fiber offer does not pass such ex-post test, AGcom may open a sanctioning proceeding for infringement of the non-discrimination obligation.

4.3.7    QUALITY OF SERVICES

❖	The measures to test the quality of the data service on fixed networks

AGCom Decision 244/08/CSP and its modifications, namely Decision 151/12/CONS introduced the following obligations on quality measures:

•

Internet Service Provider (“ISP”) measurements: the measures of the access quality of the most common retail offers are made by an independent body, in the geographical areas of the main towns, for each ISP; and

•

End-user measurements: allows a user to measure his own fixed broadband line performances with dedicated software called “Ne.Me.Sys”. Each customer can formally certify the quality of his own fixed-line broadband access using this software and can compare the results with the advertised performances. These results could be used by customers to terminate the contract with the ISP without penalties or to claim Quality of Service (“QoS”) parameters levels to be restored. If the results are lower than those advertised, the user may submit a complaint to the provider which is obliged to improve the quality within 30 days. The user may terminate the contract without penalties if a second measure confirms the parameters.

Both measurement methods employ the same Network Measurement System, based on a software agent running on a standard Personal Computer.

4.3.8    THE UNIVERSAL SERVICE

The Universal Service (“US”) is a minimum set of services of a certain quality, which must be made available to all customers, regardless of their geographical location in Italy and must be offered at a reasonable price, taking into account specific national conditions. To date, TIM is the only operator obliged by the Code of Electronic Communications (art. 58) to provide the Universal Service under the Universal Service Obligation (“USO”) throughout Italy. Currently the services included in the USO are the provision of access at a fixed location and of telephone service, the directory inquiry service and the directories, the availability of public payphones, and the provision of specific measures for disabled users.

Item 4. Information On The TIM Group	Regulation

A Fund (The Universal service Fund), established by the Ministry of Communications, is used to finance the net cost for the provision of Universal Service sustained by the designated operator (TIM) by means of contributions paid by the other operators. All the main companies active in the sector, including TIM, must contribute to this fund.

AGCom is responsible for verifying the net cost of the USO provision and to assess whether this amount represents an unfair burden for the operator. The designated operator can receive compensation only if the burden is determined to be unfair.

AGCom assessed the net cost and authorized the funding mechanism until the year 2005 and did not recognize any contribution for the years 2006 and 2007.

The net cost for the provision of USO for the years 2004-2007 have been calculated on the basis of a methodology established by AGCom in 2008 (decision 01/08/CIR) with retroactive effect, which led to a significant decrease of the amount to be financed.

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

TIM submitted net cost calculations of the USO for the years 2008, 2009, 2010, 2011 and 2012 to AGCom. The audit of the 2008 and 2009 net costs was completed in March 2014, but AGCom has not yet issued a final decision.

With respect to past litigation, the Council of State, with a decision published on July 7, 2015, rejected the appeal filed by TIM against the decision of the Regional Administrative Court (“TAR”) on AGCom’s decisions of 2010 by which AGCom had reviewed the proceedings for the years 1999-2000 and 2001-2003. As a result, the Council of State annulled AGCom’s Decision of 2010 establishing a possible new renewal of the proceedings for the calculation of the contributions of the years 1999-2000 and 2001-2003.

Following the State Council decision, Vodafone requested TIM to refund the amounts paid for 1999-2000, 2002-2003 and subsequent periods.

The Ministry of Economic Development is responsible for reviewing the scope and definition of the USO every two years and, in September 2014, together with AGCom, opened a formal proceeding concerning the identification of the criteria for designating one or more operators responsible for providing the universal service. The proceeding remains ongoing.

With decision 456/16/CONS (October 2016), AGCom, dismissing TIM’s proposal to increase the ”Voce” offer prices (April 2016), introduced a strict procedure for future variations of the retail prices regulated under the USO, providing, for example, a time period of at least one year between two subsequent tariff changes and the possibility to change the prices only with reference to: (i) increase in wholesale costs; (ii) inflation recovery; and (iii) socio-economic conditions. TIM reserved the right to challenge the Decision on the “Voce” offer before the TAR of Lazio.

Finally, with decision 46/17/CONS, issued on February 24, 2017, AGCom introduces new measures on concessional economic conditions to access fixed and mobile services to the benefit of specific categories of disable customers. The provisions of the measure, applying to deaf, blind and partially sighted people, extend the current concessions, both in terms of concessional services (for example, flat voice and data offers) and of the relevant disabled categories (for example, partially sighted people).

❖	Public Telephony

In 2010, AGCom established that the criteria regarding the distribution of public payphones in Italy was no longer consistent with the current social needs and removed any “quantitative” obligations for TIM (i.e. the obligation to

Item 4. Information On The TIM Group	Regulation

install a specified number of payphones). As a consequence, TIM is authorized to remove the unprofitable coin-boxes after a consultation with the city councils and the interested citizens. At the end of 2016, the total number of public payphones was about 50,000.

4.3.9    CONTRIBUTION FEES FOR THE FUNCTIONING OF AGCOM

TIM and the other operators are required to pay contribution fees to fund the running costs of AGCom. These fees are calculated on the basis of each operator’s revenues and they have given rise to a series of litigation proceedings and appeals among TIM, AGCom and other operators.

With respect to the 2016 contribution fee, AGCom confirmed, notwithstanding the judgment of the Administrative Court (TAR) of Lazio and the following judgment of the Council of State, both issued in 2015, the methodology used in the previous years rather than applying the principle that administrative charges imposed on the undertakings should only finance costs related to activities exclusively related to ex ante regulation and that there should be balance between these administrative costs imposed on undertakings and the total cost related to these activities.

In particular, on April 1, 2016, TIM paid 19.8 million euros calculated on a revenue basis, under reserve, applying the 2016 AGCom rate of 1.4 per thousand (Decisions 605/15/CONS and 34/16/CONS).

On October 2016, the Cassation Court dismissed the appeal brought by AGCom against the ruling of the Council of State confirming the withdrawal of decisions 99/11/CONS (AGCom’s request of the alleged recoverable amounts on AGCom contribution for the years 2006-2010, equal to approximately 27 million euros) and decision 599/10/CONS (determination of AGCom contribution for the year 2011).

On February 6, 2016, AGCom issued Decision 463/16/CONS on the payment of AGCom contribution for the year 2017 (calculated on the 2015 financial statement data). The guidelines for the calculation of contribution fee are unchanged from the guidelines for the calculation of the 2016 fee.

4.3.10    BROADBAND AND DIGITAL DIVIDE

❖	Government’s plans for UBB networks

In June 2016, the EU Commission authorized the Italian Government UBB State Aid Plan for a total amount of 4 billion euros aimed at covering almost 25% of the population living in about 7,200 municipalities belonging to the so called UBB “white areas” of Italy (the “Tender”). Approximately 2.9 billion euros of this amount have been allocated. The 7,200 municipalities are grouped into two clusters, C and D. In Cluster C, 70% of connections have to reach at least 100 Mbit/s for download and 50 Mbit/s for upload, while the remaining 30% have to reach at least 30 Mbit/s for downloads and 15 Mbit/s for uploads. In Cluster D, 100% of connections have to reach at least 30 Mbit/s for downloads and 15 Mbit/s for uploads.

On June 3, 2016 Infratel published a first call for tender (the “First Tender”) of 1.4 billion euros for deploying, and managing under concession an UBB “passive” infrastructure (ducts and dark fiber) in the white areas of 6 regions (Abruzzo, Molise, Emilia Romagna, Lombardia, Toscana and Veneto) and, on October 17, 2016 the qualified operators (TIM, Open Fiber S.p.A. (“OF”), E.Via S.p.A. and Estra S.p.A.) submitted their technical-economical offers.

On March 7, 2017, Infratel Italia awarded the company Open Fiber with all the five lots of the first tender after technical and economic sustainability analyses (in the light of the Public Procurement Code—Decree by Law 50/2016) carried out on the OF offers made public on January 24, 2017. The publicly subsidized infrastructure is to remain public property and to be allocated under a 20-year concession to the operator awarded the tender lots.

On August 8, 2016, Infratel Italia called for a second tender on the ultrabroadband “white areas” identified in 10 other Italian regions (Piemonte, Valle d’Aosta, Friuli Venezia Giulia, Liguria, Marche, Umbria, Lazio, Campania, Basilicata and Sicilia) and in the Trento Autonomous Province, for a total value of public financing equal to approximately 1.25 billion euros (the “Second Tender”). TIM decided to not participate to the “Second Tender”.

Item 4. Information On The TIM Group	Regulation

Despite TIM was pre-qualified also for this second tender, the Company didn’t submitted any bids in line with what it communicated to the Ministry of Economic Development and Infratel Italia. In fact, TIM updated its investment plan at the end of 2016, planning to roll-out ultrabroadband network coverage selectively to some white areas of the Regions included in the Infratel tender process. This choice was confirmed in the 2017-2019 Strategic Plan already presented by the company to the financial community too.

4.3.11     PRIVACY AND DATA PROTECTION

TIM must comply with Italy’s Personal Data Protection Code (Legislative Decree June 30, 2003 no. 196), which has been in force since January 1, 2004.

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

Item 4. Information On The TIM Group	Regulation

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

Under the Privacy Code, in case of a personal data breach (a security breach leading, accidentally or not, to the destruction, loss, alteration, unauthorized disclosure or access to personal data transmitted, stored or otherwise processed in the context of the provision of a publicly available communications service) the provider shall inform without delay the Italian Data Protection Authority (currently the Italian Data Protection Authority specified the term in 24 hours for the first communication and in other 3 days for the communication of further details). Moreover, where the breach is likely to adversely affect the personal data or privacy of a subscriber or other individuals, the provider must also inform them within 3 days.

Another relevant provision regards cookies. Article 122 of the Privacy Code sets out that storing information, or accessing information already stored in the terminal equipment of subscriber/user (i.e. by cookies or similar tools such as web beacons, web bugs, clear GIFs or others), shall only be permitted on condition that the subscriber/user has given his prior consent after being informed by simplified arrangements. Subscriber/users’ prior consent is not necessary to install the “technical cookies”, which are those used exclusively with a view to “carrying out the transmission of a communication on an electronic communications network, or insofar as this is strictly necessary to the provider of an information society service that has been explicitly requested by the contracting party or user to provide the said service”.

On May 8, 2014, the Data Protection Authority adopted a general provision relating to “Simplified Arrangements to Provide Information and Obtain Consent Regarding Cookies”, requiring that concerned entities be compliant with the simplified arrangements, pursuant to Article 122 of the Privacy Code, by June 2, 2015.

TIM implemented the requested measures to comply with the above mentioned provision.

❖	Regulation EU 2016/679

EU Regulation no. 2016/679 on the protection of natural persons in connection with the processing of personal data and to the free movement of such data “General Data Protection Regulation” (“GDPR”), published on May 4, 2016 in the Official Journal of the EU, shall be directly applicable in all Member States from May 25, 2018.

The GDPR will:

•	apply both to companies established in the EU and to companies not established in the EU but that offer their services in the EU or that monitor the behavior of individuals in the EU;

•	include a right to data portability;

•	contain new obligations for companies, for instance notifying personal data breaches and designating a Data Protection Officer (“DPO”);

•	set up a one-stop-shop whereby companies will only have to deal with a single national data protection authority (DPA) in cross-border data protection cases;

•	establish a new European Data Protection Board (“EDPB”) bringing together the heads of national DPAs (replacing the current Article 29 Working Party) and with the power to adopt binding decisions; and

•	contain fines up to 4% of the total worldwide turnover of a company.

TIM has put in place a specific project, in order to carry out all the activities needed to ensure its compliance with the new rules that the GDPR will introduce.

Item 4. Information On The TIM Group	Regulation

4.3.12    ANTITRUST ISSUES

❖	Antitrust in Italy

➢	Legislation on competition

TIM is subject to Italian competition law, and namely the Law of October 10, 1990 no. 287 (“Provisions aiming at protecting competition and the market”) which set up the AGCM, or “Antitrust Authority”.

The Antitrust Authority is responsible for:

(i)	applying Law 287/1990 and supervising: (a) restrictive agreements; (b) abuses of a dominant position; and (c) concentrations of enterprises;

(ii)	applying, whenever the necessary conditions are met, the relevant EU provisions (i.e., Articles 101 and 102 of the Treaty on the Functioning of the European Union);

(iii)	applying Legislative Decree September 6, 2005 no. 206 concerning unfair commercial practices; and,

(iv)	monitoring conflicts of interest in the case of individuals holding government positions.

In addition, the Antitrust Authority may:

(i)	adopt interim measures; and

(ii)	enforce commitments binding upon the proposing parties in order to dispel identified anticompetitive concerns closing the investigation without any finding of a violation.

➢	Proceedings

In 2016, there were two antitrust proceedings involving TIM before AGCM:

•

Proceeding “A428C”: on July 17, 2015, TIM received the filing from a proceeding concerning a possible infringement of the order contained in the A428 Decision from May 2013 with reference to the abuse of dominant position related to the supply of wholesale services to AltNets. On January 13, 2017, the Antitrust Authority (AGCM), notified TIM of its decision acknowledging that TIM had fully complied with resolution A428 and that the conditions for imposing sanctions for non-compliance did not apply. AGCM also acknowledged that TIM’s conduct following the 2013 resolution has been focused on improving performance in connection with the provision of wholesale access services that concerned the services subject to investigation and new ultrabroadband access services. AGCM also acknowledged the positive impact of the implementation of the TIM’s New Equivalence Model (NEM), which remains ongoing. AGCM’s decision requires TIM to: i) carry on with the implementation of NEM, which is to be completed by April 30, 2017 and ii) inform the AGCM on the levels of performance of the wholesale access services provisioning systems and on the completion of the related project of internal re-organization by May 2017.

•

Proceeding “A500B”: on November 16, 2016, AGCM notified TIM the opening of an investigation for alleged abusive behaviors in the market of Bulk SMS services. TIM would have hampered competition by abusing its dominant position in the market of SMS termination on its own network. The proceeding was initiated by a notification of the operator Ubiquity, active in the segment of the SMS alert services for the banking and financial sectors, in competition with TIM and other mobile operators, Vodafone included. In the complaint Ubiquity claims that TIM is applying wholesale prices that make unprofitable the provision of the retail services for the non-vertically integrated competitors such as Ubiquity. AGCM set November 30, 2017 as the deadline to close the procedure. An analogous charge has been addressed to Vodafone, against which AGCM started a separate enquiry, assuming an alleged analogous abuse of dominant position.

•

Proceeding “I799”: in February 2017 the Antitrust Authority launched an investigation into the new partnership “Flash Fiber” between TIM and Fastweb. The partnership is aimed at accelerating the creation of ultrabroadband infrastructure with FTTH (Fiber to the Home) technology in 29 Italian cities. The investigation aims to verify whether the agreement violates Art.101 of the Treaty on the Functioning of the European Union by examining the possible effects of the commercial coordination activities by the two entities. The investigation is expected to conclude by December 31, 2017.

Item 4. Information On The TIM Group	Regulation

❖	Antitrust issues at the European level

➢	Legislation on competition

TIM is subject to the European competition law. European competition policy was developed from rules set out in the Treaty on the Functioning of the European Union (TFEU or “Treaty”) and covers anticompetitive practices and abuse of dominance, mergers and state aid:

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

The EC is empowered by the Treaty to apply these prohibition rules and holds a number of investigative powers to that end (e.g. inspection at business and non-business premises, written requests for information, etc.). It may also impose fines on undertakings which infringe the EU antitrust rules. The main rules on procedures on the implementation of the competition rules set forth in Art. 101 and 102 of the Treaty are set out in Council Regulation (EC) 1/2003.

Since May 1, 2004 all National Competition Authorities have also been empowered to fully apply EU Antitrust rules (i.e. Art. 101 and 102 of the TFEU) in order to ensure that competition is not distorted or restricted. National courts may also apply these provisions in order to protect the individual rights conferred on citizens by the Treaty. State aids rules, on the contrary, can only be applied by the EC.

As part of the overall enforcement of EU competition law, the EC has also developed and implemented a policy on the application of EU competition law to actions for damages before national courts. It also cooperates with national courts in order to ensure the coherent application of the EU competition rules within the Member States.

Item 4. Information On The TIM Group	Regulation

4.3.13 TELECOMMUNICATION REGULATORY FRAMEWORK IN BRAZIL

TIM Group’s operations in Brazil are subject to the 1997 General Law on Telecommunications (Lei Geral de Telecomunicações—“LGT”) and to a comprehensive regulatory framework for the provision of telecommunications services adopted by the Regulatory Agency for Telecommunications—Agência Nacional de Telecomunicações (“ANATEL”).

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

With regard to the operational activity of TIM Brasil, ANATEL developed regulations for mobile communication services (“SMP”—Personal Mobile Services), fixed communications services (“Serviço Telefonico Fixo Comutado” or “STFC”) and data transmission and multimedia services (“SCM”).

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

The authorizations for fixed and mobile services give the TIM Group (which operates under the brand name TIM Brasil) coverage of the entire country of Brazil allowing it to provide fixed, mobile, long distance and multimedia services.

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

Item 4. Information On The TIM Group	Regulation

Until 2016, the interconnection charges for fixed network (“TU-RL”: Tarifa de Uso da Rede Local) amount to a percentage of retail prices for the incumbent operators. Alternative operators (including TIM) can apply asymmetrical interconnection rates exceeding up to 20% the one applied by the incumbents. From 2016, the fixed interconnection rates will follow a cost oriented approach.

In May 2012, ANATEL approved a new regulation which, from January 2014, requires the application of the “Bill and Keep” system for local fixed termination rates, i.e., operators will take rights of tariffs generated on their networks, and no interconnection remuneration will be owed for local calls between two different networks.

The values of mobile termination rate (called “Value to Use the Mobile network”—“VU-M”) are freely negotiated by operators. The National Regulatory Authority has, however, arbitration power in case of disagreement and it can determine a reference value according to criterion set up by regulation. From January 2013, the reference values set by ANATEL comply with a “glide path” which would lead to cost orientated values starting from 2016 until 2019.

Interconnection agreements are subject to prior approval by ANATEL.

❖	General Competition Plan

In November 2012, ANATEL published the General Plan for Competition Targets (the “PGMC”), introducing tools for market analysis, identification of operators with market power and for the imposition of ex-ante obligations.

The decision opens the networks of the operators with SMP to unbundling and wholesale broadband access. It also improves transparency measures through the creation of a Supervisory Board to ensure the respect of the wholesale service quality levels.

Fixed networks in fiber optics are benefiting from a regulatory “holiday” of nine years, which has to be confirmed after a public consultation to be launched in 2016 when the relevant markets, SMP operators and the remedies applied will be revised.

In each market, ANATEL imposed a set of asymmetrical obligations to operators having SMP.

In the fixed access market an access obligation on copper networks (e.g., Leased Lines, bitstream and full unbundling) for the vertically integrated, fixed operators having SMP (Oi, Telefónica and Telmex) was introduced.

TIM Brasil has been identified as having SMP in the wholesale markets of mobile termination, national roaming and access to Towers. The measures applied to a SMP operator in those markets include:

•	a glide path on mobile termination rates based on a price cap system;

•	an obligation to offer the service of national roaming to operators not having SMP: regional licensed CTBC and Sercomtel and national licensed Nextel; and

•	an obligation to present a Reference Offer of Towers, with regulated price and conditions.

The second analysis and definition of SMP operators was held in 2015 confirming the previous decision of 2012 and the remedies imposed on TIM Brasil remained unchanged.

The review of the markets susceptible to be regulated and the remedies applicable to SMP operators is ongoing. Public consultation was due on March 22, 2017.

➢	Cost models’ implementation

In 2005, ANATEL issued a ruling for “Accounting Separation and Cost Accounting”. This ruling introduced the obligation to present the Accounting Separation and Allocation Document (“Documento de Separação e Alocação de Contas”—“DSAC”) for license holders and groups holding SMP in the fixed and/or mobile network interconnection and wholesale leased lines markets (“Exploração Industrial De Linha Dedicada”—“EILD”). Operators, including TIM, are providing ANATEL with the requested information since 2006 for fixed services and

Item 4. Information On The TIM Group	Regulation

since 2008 for mobile services. In July 2014, ANATEL published the final decision regarding the costing models to set the wholesale reference values for the fixed and mobile access and interconnection services, as well as the reference values for the Leased Lines (Industrial Exploitation of the Dedicated Line—“EILD”).

ANATEL established that Fixed Termination Rates (“FTRs” or “TU-RL”) and Mobile Termination Rates (“MTRs”) will be cost oriented beginning in 2016 to achieve the efficient cost level based on BU-LRIC model in 2019. For EILD, the efficient cost level will be reached in 2020.

ANATEL signaled that all products (not only call termination rates and Leased Lines) will be cost oriented from the revision of the PGMC. In October 2016, all operators were required to answer a Data Request from ANATEL, which intended to raise the necessary data to update the cost model for all the products in the PGMC, such as national roaming and passive infrastructure.

➢	Fixed termination rates

In February 2016, fixed termination rates of local incumbent operators (Telefonica, Oi, CTBC, Sercomtel) decreased by almost 70% on average. Interconnection rates in Brazil vary per region and operator. They will continue to decrease, reaching 0.0044 reais/min (0.12 eurocents) in 2019. The sharp decrease is the result of ANATEL implementing a BU-LRIC model to set cost oriented interconnection rates.

➢	Mobile interconnection rate glide path

In November 2012, TIM Brasil, along with other national mobile operators Vivo, Claro and Oi, were identified by ANATEL as having Significant Market Power (SMP) in the wholesale mobile termination market.

The remedies applied to SMP mobile operators included a glide path on mobile termination rate (VU-M), based on a price cap system.

In July 2014, ANATEL published a final decision regarding the cost model and the reference values of the mobile termination rates that will apply over the period from 2016 to 2019 for SMP operators. For 2016, MTRS were set with a Top Down methodology, and 2017-2018 MTRs will be based on linear progressive reductions until convergence to the BU-LRIC model is reached in 2019. The 2019 MTR (based on a full LRIC cost model) of 0.017 reais/min (0.47 eurocents), will be lower than the current European MTR average of approximately 1.1 eurocents, although the latter is based on pure LRIC cost model.

Under the glide path of reductions defined by ANATEL, from February 2016, SMP operator MTRs (TIM Brasil, Vivo, Claro and Oi) are about 0.10 reais/min (2.7 eurocents) on average. These termination rates represent a decrease of 37% relative to 2015 rates.

Between operators with SMP a “full billing” scheme is applied (i.e. each operator charges the total amount of the traffic terminated on its network). Conversely, between SMP and non SMP operators, an asymmetric scheme applies (so called “partial bill&keep”): each operator only pays the portion of the terminated traffic on the other network that exceeds a threshold percentage determined by the regulator with respect of the total traffic exchanged at the interconnection. Until February 2015, this threshold was set at 80% (i.e. a non SMP operator pays only if the terminated traffic on the SMP operator network is more than 80% of the total traffic exchanged at the interconnection).

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

➢	Lower fixed to mobile call prices for incumbent operators

Under the Brazilian regulation, MTR reductions must translate into reductions in retail fixed to mobile call prices. Accordingly, ANATEL established new fixed to mobile retail call rates for fixed telephony concessionaries reflecting the lower mobile termination rates applicable starting on February 25, 2016.

Item 4. Information On The TIM Group	Regulation

➢	Allocation of the 700 MHz band

The auction for the allocation of the 700MHz band (698-806 MHz), the provision of the fourth generation mobile services and high speed internet was held in September 2014.

TIM Brasil, Claro and Vivo were granted three of the four auctioned national blocks of 10 + 10 MHz. TIM Brasil offered 1,947 million reais. The Auction also ordered the winning bidders to constitute an entity responsible for the spectrum clean-up process. A total amount of 3.6 billion reais is designated for the completion of the process and TIM shall pay 1,199 million reais.

The frequencies will be available in all Brazilian cities that could face interference in simultaneous TV and LTE operations within 9 months of the complete “switch-off” of analogue television channels.

The initial forecast contemplated 5,570 cities with a switch-off in 2018, however, Ministry Ordinance nº 3493/2016, established that:

•	approximately 1,500 cities can have an immediate LTE activation since the frequencies are already free;

•	approximately 2,700 cities only need analog channel relocation (switch-off not necessary now); and

•	approximately 1,400 cities would have a switch-off by 2018.

Bid winners are required to cover the costs for the implementation of the measures to overcome any spectrum interference and the expenses resulting from the reallocation of Digital TV channels.

On February 29, 2016 Rio Verde in Goiàs was the first city to become “100% digital”. In October, the Analog TV switch off process was initiated in Brasilia and the process for the region was completed on November 17. Commercial LTE already implemented.

➢	Spectrum auction in the 1800 MHz, 1900 MHz, and 2500 MHz bands

On April 19, 2016, ANATEL’s auction Committee assigned the multi-band local spectrum (135 MHz in the 1800 MHz, 1900 MHz, and 2500 MHz bands, including 60 MHz of unpaired Time Division Duplex spectrum) auctioned in December 2015 for mobile and fixed-wireless broadband services.

TIM was awarded Frequency Division Duplex (“FDD”) spectrum in the 2500 MHz band enabling the provision of 4G/LTE services in the metropolitan areas of Recife and Curitiba. Authorization Terms were signed in July 2016 for 15 years, and can be renewed for additional 15.

TIM and other incumbent mobile operators (Vivo, Claro, and Oi) were not eligible to bid for any spectrum in the 1800 MHz band because of existing spectrum caps.

➢	“Marco Civil de Internet”

The “Marco Civil Internet”, which went into effect in June 2014, constitutes a kind of “Constitution” on the use of the Internet in Brazil.

Key topics covered in the new regulations include net neutrality, collection, use and storage of personal data, confidentiality of communications, freedom of expression and the treatment of illegal, immoral or offensive contents.

The Marco Civil has been elaborated upon by the issuance of a government decree of implementation and enforcement. The ministry’s decree (issued on May 11, 2016) addresses three main aspects:

•	clarification of the scope and implementation of the net neutrality rules;

•	implementation of the rights and obligations for the protection of personal data; and

•	governance of the Marco Civil, including authorities in charge of its enforcement.

The decree went into effect on June 10, 2016.

Item 4. Information On The TIM Group	Regulation

➢	Review of the current regulatory model for the provision of telecom services

The Brazilian government aims to review the 1997 General Telecommunication Law and to transform the old fixed telephony Concessions into Authorizations, modifying the relevant and related obligations.

On April 11, 2016, following a public consultation that closed on January 15, 2016, , the Ministry of Communications issued guidelines for ANATEL on how to carry out this transformation and move to a more market-oriented licensing approach.

The Ministry recommended that public authorities should promote access to broadband service at affordable costs and levels, putting broadband at the center of public policies.

ANATEL is directed to:

•	propose concrete rules and criteria to enable the phasing-out of concessions;

•	highlight the consistency of the new licensing rules with the existing infrastructure coverage obligations;

•	ensure service provision (including broadband) in less attractive economic areas;

•	give incentives to concessionaires to migrate to the new licensing framework;

•	lessen the universal service obligations for fixed telephony;

•	schedule the phasing-out of the retail price control over retail fixed telephony services;

•	withdraw recurring licensing fees;

•

schedule the phasing—out of the asset reversion scheme (foreseeing that the network assets used to provide services under a concession must be returned to the state upon the expiry of the concession); and

•	establish suitable mechanisms to ensure regulation compliance control.

As a result of the on-going debate regarding the licensing regime, ANATEL was tasked with reviewing concession contracts by December 2016. However, after the publication of Resolution 673, approved on December 30, 2016, the deadline for reviewing these contracts was postponed to June 30, 2017.

Additionally, a Bill of Law (PLC—Projeto de Lei da Câmara—79/2016) is under review, which amends Law 9.472/1997 (LGT), allowing ANATEL to change the licensing model of telecommunications service. The concession agreement shall be replaced by an authorization form following ANATEL’s approval. ANATEL is responsible for attesting the criteria of “effective competition” and “proof of fulfillment of universal service targets in the provision of Serviço Telefônico Fixo Comutado or Fixed Switched Telephony Service “STFC”.

This Bill also changes radiofrequency rules, establishing subsequent and unlimited renewals of up to 20 years and creates Spectrum Secondary Market, allowing Radiofrequency trading among players.

The Bill has been approved by the Lower House and the Senate but has not been approved at the presidential level. On December 22, 2016, a number of senators from opposition parties filed a petition for writ of injunction (“Mandado de Segurança”). Legislative discussion returned in February, 2017 and the Bill of Law now awaits for the Senate approval.

Item 4. Information On The TIM Group	Transactions With U.S. Sanctioned Countries

4.4    TRANSACTIONS WITH U.S. SANCTIONED COUNTRIES

In accordance with our Code of Ethics and Conduct, we seek to comply with all applicable international trade laws including applicable sanctions and embargoes. Below we discuss our activities related to certain countries that are targets of U.S. economic sanctions: Iran, Sudan and Syria (the “Designated Countries”).

Activities relating to the Designated Countries

The only activities we have that, to our knowledge, relate in any way to the Designated Countries are:

(i)	Roaming Agreements with local mobile phone operators:

•	KFZO-TKC (former Payam Kish), Gostaresh Ertebatat Taliya PJS (former Taliya), Rightel Communication, Irancell (MTN), Mobile Company of Iran (MCI) and Kish Cell Pars Co., in Iran;

•	Sudanese Mobile Telephone (former ZAIN SD) and MTN Sudan, in Sudan;

•	MTN Syria (former Spacetel Syria 94 and former Areeba) and Syriatel Mobile Telecom SA (“Syriatel”), in Syria.

(ii)

International Carrier Agreements for the delivery of voice and data traffic from such countries to our networks and from our networks to such countries including in connection with our roaming agreements. To this end, our subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”)—directly and through its subsidiaries—has agreements with Telecommunication Infrastructure Company of Iran (TIC) in Iran; Sudan TLC (former PT&TG PUBLIC SUDAN), Sudatel, ZAIN Sudan and Canartel in Sudan; and Syrian TELECOMM (Directorate General of Syrian) in Syria.

In addition TI Sparkle has an agency agreement with Cypress Corporation DFZCO (a company incorporated in the “free zone” of the Dubai airport) that promotes the use of voice services towards Syrian Telecom Establishment (STE), a company reportedly affiliated with the government of Syria. The agreement provides that we pay this agent based on a fee that is a percentage of revenues we earn.

In addition, also TIM S.p.A. has entered into certain agreements for the provision of TLC services (marine radio traffic) with Telecommunication Infrastructure Company of Iran (TIC) for services to Islamic Republic of Iran Shipping Lines.

(iii)	Commercial Sale and Other Agreements.

In quantitative terms, the impacts of all such agreements (roaming, international carrier, commercial sale and other) on the TIM Group consolidated financial statement line items are as follows:

Year ended December 31, 2016
(thousands of euros)
Revenues	14,988
Expenses	7,082
Receivables	34,016
Payables	31,927

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

Like all major mobile networks, in response to competition and customer demands, TIM and Tim Participações group have entered into roaming agreements with many foreign mobile networks, in order to allow customers to make and receive calls when travelling abroad.

Item 4. Information On The TIM Group	Transactions With U.S. Sanctioned Countries

Roaming agreements, including those relating to the Designated Countries, are on standard terms and conditions. In fact, entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are, generally, reciprocal. Pursuant to a roaming agreement our mobile customers may, when they are in a foreign country covered by the network (the “Foreign Network”) of an operator with which we have a roaming agreement, make and receive calls on their mobile using such operator’s network. Likewise, when a customer of such Foreign Network is in Italy (or Brazil), such customer may make and receive calls using our networks or the networks of other mobile operators in Italy (or Brazil) if this foreign Network has an International Roaming Agreement with other Italian (or Brazilian) Operators.

Calls made and received by our customers through the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement. We then bill our end customers according to the specific tariff plan of the subscription they have signed with us. Similarly, we bill the Foreign Network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its clients for the calls made and received using our networks according to their specific offer to their customer base. Roaming contracts do not, generally, contemplate other fees or disbursements.

The purpose of all of these roaming agreements is to provide our customers with coverage in areas where we do not own networks. In order to remain competitive and maintain such coverage, we intend to continue maintaining these agreements.

In 2016, our total revenues from roaming agreements with networks of the Designated Countries are detailed as follows:

Year ended December 31, 2016
(thousands of euros)
Iran	26
Sudan	27
Syria	10

Total revenues from roaming agreements	63

In 2016, our total charges from roaming agreements with networks of the Designated Countries are detailed as follows:

Year ended December 31, 2016
(thousands of euros)
Iran	687
Sudan	68
Syria	20

Total charges from roaming agreements	775

As of December 31, 2016, our total receivables from roaming agreements with networks of the Designated Countries are detailed as follows:

As of December 31, 2016
(thousands of euros)
Iran	646
Sudan	55
Syria	34

Total receivables from roaming agreements	735

Item 4. Information On The TIM Group	Transactions With U.S. Sanctioned Countries

As of December 31, 2016, our total payables from roaming agreements with networks of the Designated Countries are detailed as follows:

As of December 31, 2016
(thousands of euros)
Iran	2,208
Sudan	65
Syria	67

Total payables from roaming agreements	2,340

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

In 2016, our total revenues from traffic from networks located in the Designated Countries to our networks are detailed as follows:

Year ended December 31, 2016
(thousands of euros)
Iran	355
Sudan	4,211
Syria	9,005

Total revenues from traffic	13,571

In 2016, our total charges from traffic to networks in the Designated Countries from our networks are detailed as follows:

Year ended December 31, 2016
(thousands of euros)
Iran	993
Sudan	3,789
Syria	1,525

Total charges from traffic	6,307

As of December 31, 2016, our total receivables from traffic from networks located in the Designated Countries to our networks are detailed as follows:

As of December 31, 2016
(thousands of euros)
Iran	4,811
Sudan	10,550
Syria	14,254

Total receivables from traffic	29,615

Item 4. Information On The TIM Group	Transactions With U.S. Sanctioned Countries

As of December 31, 2016, our total payables from traffic to networks in the Designated Countries from our networks are detailed as follows:

As of December 31, 2016
(thousands of euros)
Iran	5,370
Sudan	10,095
Syria	14,122

Total payables from traffic	29,587

Such amounts of revenues, charges, receivables and payables are de minimis with respect to our consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

Commercial Sale and Other Agreements

TI Sparkle provides institutional access to Internet to Syria and Sudan by means of Seabone IP ports and data transmission capacity through international cable systems.

On December 20, 2016, Olivetti and Faravaran Hamgam (a local Iranian company) executed an agreement for the local production and sale of Olivetti’s electronic cash registers and the provision of assistance in connection with these machines in Iran. Faravaran Hamgam will locally assembly Olivetti products through one of its own controlled company.

In September 2016, TI Sparkle reached an agreement with the Iranian company Telecommunications Infrastructure Company (“TIC”) for the development of a Point of Presence of Sparkle Internet backbone in Iran and the provisioning of IP Transit services from Sparkle to TIC.

In 2016, our total revenues from Commercial Sale and Other Agreements with the Designated Countries are detailed as follows:

Year ended December 31, 2016
(thousands of euros)
Iran	—
Sudan	368
Syria	986

Total revenues from commercial sale and other agreements	1,354

As of December 31, 2016, our total receivables from Commercial Sale and Other Agreements with the Designated Countries are detailed as follows:

As of December 31, 2016
(thousands of euros)
Iran	502
Sudan	382
Syria	2,782

Total receivables from commercial sale and other agreements	3,666

* * *

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRSHRA)

Other than the disclosure above on activities related to the Designated Countries, to our knowledge, none of our sales of products and services are required to be disclosed pursuant to ITRSHRA Section 219.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

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

3G (third-generation Mobile System).    Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity. 3G networks allow the transfer of both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are often used interchangeably) and CDMA2000.

4G (fourth-generation Mobile System).    Fourth-generation protocols that are designed to provide, in addition to the usual voice and other services of 3G, mobile broadband Internet access, for example to laptops with wireless modems, to smartphones, and to other mobile devices. Potential and current applications include mobile web access, IP telephony, gaming services, high-definition mobile TV, video conferencing and cloud computing applications.

5G (fifth-generation Mobile System).    5G indicates the fifth generation of mobile network that will be introduced on market starting in 2020. At worldwide level, the ITU Commission (International Telecommunication Union) began to set out the first Standards on 5G future connectivity and the first field trials will be launched in 2018, during the Olympic Winter Games .

The main elements of the 5G network will be:

•	bit-rate significantly higher than 4G (capacity up to 10 Gbit/s) to ensure greater efficiency and quality of service, such as video download and live streaming;

•

possibility of connecting simultaneously to hundreds of thousands of objects (Internet of Things): wearable technologies, automatic systems for traffic control, assisted driving for vehicles, home automation;

•	ultra-low latency (high-speed in data transmission in the order of milliseconds);

•	ability to connect moving vehicles at higher speeds.

Access charge.    Amount charged by national operators for the use of their network by operators of other networks. Also known as an “interconnection charge”.

ADSL (Asymmetric Digital Subscriber Line).    Technology that, through a modem, transforms the traditional copper fixed line into high-speed digital connection for the transfer of multimedia data. ADSL is an asymmetrical technology used to achieve broadband transmission.

AltNets (Alternative Network Operators).    Companies other than the incumbent operators, that operate telecommunications systems in a national market.

Analog.    An old transmission technology which is not digital, e.g., the representation of voice, video or other not in digital form.

ATM.    Asynchronous Transfer Mode is a network protocol through which the transfer of data is achieved using the encapsulation of fixed length (53 bytes) data units, called cells instead of variable-length packets as is the case in packed-switched networks.

Backbone.    Portion of the telecommunication network that supports long-distance connections which aggregates large amount of traffic and from which the connections for serving specific local areas are extended.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

Bit-stream access.    Wholesale interconnection services which consist in the supply by a dominant telecommunications operator (incumbent) of access transmission capacity between an end customer and an interconnection point of another operator (OLO) that wants to offer broadband services to their end customers.

Bottom-up.    The bottom-up approach develops a cost accounting model beginning with the expected demand in terms of subscribers and/or traffic. It then assesses the network design and related costs based on the network engineering model.

Broadband services.    Broadband includes network technologies to achieve a transmission speed of 2 Mbit/s. These speeds are made available on both the copper fixed-line, through ADSL technology, and mobile network, starting from third generation systems. Broadband services include voice and data. Data services comprise high speed internet access, interactive video and audio files, point to point and multi point video services (video calling and video conferencing), video on demand (download and streaming) and television programs.

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

Bundle.    Commercial offer including multiple telecommunications services (voice, broadband internet, IPTV, other) by an operator under the same brand. Bundle Dual Play offer includes fixed telecommunication services and broadband internet; bundle Triple Play offer is the “bundle dual play” integrated with IPTV; bundle Quadruple Play offer is the “bundle triple play” integrated with mobile telecommunication services.

Carrier.    Company that makes available the physical telecommunication network.

Carrier Aggregation.    Technology used in 4G mobile network which functions by aggregating radio carriers to increase the transmission speed.

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

CDMA (Code Division Multiple Access).    A channel access used in radio communication for transmission between a mobile phone and a radio base station. First radio systems based on CDMA were developed by Qualcomm, and commercially introduced in 1995. It enables the simultaneous transmission and reception of several messages, each of which has a coded identity to distinguish it from the other messages.

Cell.    Geographical portion of the territory illuminated by a radio base station.

Cellular.    A technique used in mobile radio technology to use the same spectrum of frequencies in one network multiple times. Low power radio transmitters are used to cover a “cell” (i.e., a limited area) so that the frequencies in use can be reused without interference for other parts of the network.

Channel.    The portion of a communications system that connects a source to one or more destinations by means of transmission medium and optical, electric, electromagnetic signals.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

Closed User Group.    Groups of customers who can only make calls and receive calls or messages from members within the group and can have dedicated pricing.

Community.    A group of people who have something in common and communicate via Internet (i.e. via social network).

Co-siting.    Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of the network infrastructure in urban and rural areas.

CPS (Carrier Pre-selection).    Permits a customer to pre-select his telecommunication operator without dialing an identifying code.

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

Digital divide.    The gap between people with effective access to digital and information technology and those with very limited or no access. The term encompasses, among other things, gaps in ownership of or regular access to a computer or internet access due to being located in geographical areas with no broadband connectivity.

DSLAM (Digital Subscriber Line Access Multiplexer).    DSLAM denotes telecommunications equipment able to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

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

DVB—H (Digital Video Broadcasting—Handheld).    DVB—H is a standard for the transmission of digital video optimized for mobile devices.

DWDM (Dense Wavelength Division Multiplexing).    This is a technology for multiplying and transmitting optical signals with different wavelengths along a single optical fiber contemporaneously.

EDGE (Enhanced Data for GSM Evolution).    Technology that increases the speed of GPRS, the standard from 30-40 kbit/s to 400 kbit/s in the best radio transmission radio conditions.

Ethernet:    Family of computer networking technologies for local area networks (LANs) and metropolitan area networks (MANs).

Exchange.    See Switch.

Fixed UBB.    Access technologies involving the use of optical fibers, known as FTTx, to provide ultrabroadband connectivity.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

FTTx (Fiber to the …).     It is the term used to indicate any network architecture that uses fiber optic cabling in telecommunications access networks to replace, partially or totally, traditional copper cables. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTTC (Fiber to the Cabinet) the fiber connection reaches the equipment (distribution cabinet) located on the sidewalk, from where copper connections are run to the customer; in the case of FTTH (Fiber to the Home), the fiber connection terminates inside the customer premises.

FWA (Fixed Wireless Access).    FWA is a variant of wireless broadband, where a radio link is used in the access network instead of cable or fiber for the transmission of voice and data.

Gateway.    An interconnection node between networks. A Gateway node may be used to separate networks belonging to different Domains or make functionally different networks interwork through protocol interworking.

GGSN (Gateway GPRS Support Node).    Node that acts as a gateway for data traffic between mobile networks (2G and 3G) and the Internet network or private networks.

GPON (Gigabit capable Passive Optical Network).    A passive optical network (PON) is a network architecture that brings fiber cabling and signals to the home using a point-to-multipoint scheme that, by unpowered fiber optic splitters, enables a single optical fiber to serve multiple premises.

GPRS (General Packet Radio System).    Packet switched system to efficiently transmit data over 2G cellular networks.

GRX (GPRS Roaming eXchange for Mobile Operators).    The GRX service allows Mobile Operators to globally interconnect GPRS networks around the world enabling global GPRS roaming coverage.

GSM (Global System for Mobile Communication).    A worldwide standard for digital cellular telephony working on the 900MHz and 1800MHz bands. It belongs to the Second Generation (2G) of mobile systems.

HDSL (High-bit-rate Digital Subscriber Line).    Technology of xDSL family, standardized in 1994. It provides up to 8 Mb/s symmetrical over copper.

HLR (Home Location Register).    Database where customer data are recorded. It is part of 2G and 3G systems.

Home Access Gateway—Access Gateway—Home gateway—Residential Gateway.    Home networking device that is used to concentrate voice/data/video traffic of customers for private TLC networks and to connect devices in the home to the Internet or other WAN.

Housing.    Leasing of physical space to customers, which is managed within a data center for the installation of their own equipment or servers.

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed—Universal Mobile Telecommunications System).    Evolution of UMTS, which enables broadband mobile data both in Downstream (HSDPA) and Uplink (HSUPA), up to 42 Mb/s and 5.76 Mb/s, respectively.

ICT (Information and communication(s) technology).    Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

IEEE (Institute of Electrical and Electronics Engineers).    An organization of professional scientists aiming at promoting technology science and research in the field of electrical and electronics engineering and related fields. IEEE also works as a publishing house and standardization body.

IMSI (International Mobile Subscriber Identity).    A unique identifier associated with a SIM card in cellular networks.

Interactive.    A program that allows a user to change some aspect of the program.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

Internet.    Global network for networks interconnection based on a common protocol suite, i.e. TCP/IP, which is the language by which connected equipment (hots) are able to communicate.

IP (Internet Protocol).    A connectionless data routing protocol, used for data transmission on both public and private networks, in particular over the Internet.

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

ISPs (Internet Service Provider).    A vendor who provides access to the Internet and World Wide Web.

ITU (International Telecommunication Union).    An international organization that aims to set telecommunications standards and in the use of radio waves. Founded in 1865 in Paris, it is one of the specialized agencies of the United Nations and its head office is in Geneva.

Jitter.    In electronics and telecommunications, jitter indicates the variation of one or more characteristics of a signal, such as amplitude, frequency, phase, transmission delay. The causes leading to jitter must be kept at the center of the design of electronic systems and components in which signal integrity is a strict constraint.

Lambda.    Represents the single optical channel on which a signal is transmitted in fiber-optic networks.

LAN (Local Area Network).    A private network that covers a local geographic area and provides public telecommunications services as well as interconnection between personal computers.

LLU (Local Loop Unbundling).    Service by which alternative operators other than TIM can lease the local loop, i.e., the wire connection between the TIM local exchange and the customer’s premises.

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

LTE (Long Term Evolution).    Represents the fourth generation (4G) of mobile phone systems. LTE belongs to the 3GPP (Third Generation Partnership Project) standard and is the latest evolution of the GSM / UMTS / HSPA standards. LTE offers a higher spectral efficiency in bits per Hertz and download bandwidth up to 150 Mbit/s per cell reducing the latency time. LTE enables services that require high interactivity (e.g., gaming, video conferencing). A further development of LTE, called “LTE Advanced”, is being implemented and will allow reaching even higher bitrates in download.

MEMS (Micro-Electro-Mechanical Systems).    MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit.

MGCP (Media Gateway Control Protocol).    An Internet Engineering Task Force (IETF) signaling protocol allowing a bridge between classic telephone networks and Internet (i.e., IP-based) infrastructures.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

MGW (Media GateWay).    Equipment that processes voice and video traffic adapting codings between different technologies (e.g. from circuit to packet).

Mobile UBB.    Mobile ultrabroadband refers to the use of HSPA mobile network (evolution of the 3G network), LTE and its evolution to provide ultrabroadband connectivity.

MPLS (Multi Protocol Label Switching).    See IP/MPLS.

MSC (Mobile Switching Center).    Executes functions such as controlling calls, switching traffic, taxation, controlling network interfaces and acts as an interface with other networks.

Multimedia.    A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

MVNO. (Mobile Virtual Network Operator).    MVNO is a mobile communications service provider that does not own the radio spectrum or wireless network infrastructure over which the MVNO provides services to its customers.

Naked.    A digital subscriber line without an analog or ISDN telephony service.

Network.    An interconnected system of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cables or radio connections.

Network cap.    See Price cap.

NGAN (New Generation Access Network).    It can be realized with different technological solutions, typically fiber optic and VDSL pairs.

NGDC (Next Generation Data Center).    A major rethink of the IT and Data Center architecture through the physical concentration and virtualization of servers to reduce the costs of maintenance/management and energy consumption, and to improve efficiency.

NGN (Next Generation Network).    New generation network created by TIM to meet the demands of corporations, public administrations and citizens. The new network architecture guarantees an infrastructure designed to cover multiple offers by increasing customization levels and bandwidth availability, removing bandwidth limits and providing a huge capacity along with a wide selection of access systems.

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

N-play offering.    Offerings to customers which bundle two or more of the following mobile and fixed services: voice, broadband and ultrabroadband, video, mobile.

OLOs (Other Licensed Operators).    Companies other than the incumbent operator that operate telecommunications systems in a national market.

Optical fiber.    Thin glass, silica or plastic wires, building the base infrastructure for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of delivering a signal (light

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

impulse) at almost unlimited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable and copper twister-pair lines.

OSS (Operations Support System).    Methods and procedures (whether automatized or not) that directly support the daily operation of the telecommunications infrastructure.

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

Packet-Switched Services.    Telecommunications services provided by telcos and long distance carriers that route packets of data between local area networks (LANs) in different geographical locations to form a wide area network (WAN). Packet-switching services are used to connect multiple LANs into a point-to-multipoint configuration, usually called a multipoint WAN.

Pay-Per-View or PPV.    A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV.    Subscription TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system is needed.

PCS (Personal Communications Services).    Set of wireless communications functionalities, voice and/or data , which provide similar services such as mobile ones.

Peering.     The voluntary interconnection of Internet networks, that refer to different Internet Service Providers which allows users to exchange traffic between different networks.

Penetration.    It represents the number of people (or subscriber) who acquires goods/ services of a particular brand or a particular category, divided by the population where the service is available.

Platform.    It’s an execution environment that includes hardware, software, application servers and other supporting tools, for the execution of programs.

POP (Point Of Presence).    It is a point of access to the network (router), provided by an Internet Service Provider (ISP), able to route traffic to end users connected to POP. When a POP is within a specific local area, users can connect to the Internet by dialing a local phone number.

POTS (Plain Old Telephone Service).    Refers to the basic telephony service (single-line telephones, fixed-line services and access to public voice telephony network).

Price-cap.    Under price-cap, a regulator sets a cap on the price that the regulated operator may charge for a given service or basket of services. Then it identifies the maximum price limit at which a product/service can be sold.

PSTN (Public Switched Telephone Network).    It is the first-generation telephone network and provides basic telephone service.

RNC (Radio Network Controller—counterpart of BSC in GSM).    It is the equipment (or node) for the control and aggregation of 3G network radio resources, both during the call set-up phase and during the maintenance phase (for example, handover between different cells).

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

Roaming.    Agreement among two or more Mobile Operators from different Countries, under which Users can use the mobile network of other Operators participating in the agreement. The roaming service is activated for example when the terminal is used overseas and enables a mobile user to access a different network from the one to which he subscribes.

RTG.    Also known as the Public Switched Telephone Network, is the first-generation telephone network and provides basic telephone service.

SDH Standard (Synchronous Digital Hierarchy).    The European standard for high-speed digital transmission. It’s a protocol of the physical layer used for multiplexing in time division and the subsequent digital transmission of telephony and data, in geographic networks on optical fiber, electric cable or radio link.

Service Provider.    The party that offers to the Users (Residential or Business) that subscribe his offer, a range of contents and services.

SGT (Transit exchange interconnection level for telephone traffic).    Transit Exchange for telephone traffic carriage, routing and transmission.

SGU (Local exchange interconnection level for telephone traffic).    Local Exchange for telephone traffic carriage, routing and transmission.

Shared Access.    Shared access to the user’s twisted pair with another TLC service provider by using separately voice and non-voice band frequency spectrum. This mode allows keeping voice telephony with an Operator (TIM or others) and ADSL service on the proprietary network of the shared access operator, i.e., not passing over the TIM network but directly through the DSLAM of the operator.

SLU (Sub Loop Unbundling).    It consists in providing access to the local sub-section of the Operator copper network, in particular the section of the network between the user site and the distribution cabinet or an intermediate concentration point.

Smartphone.    Electronic device that combines the functions of a mobile phone and a handheld computer equipped with a complete operating system.

SME.    The small- and medium-size enterprise market (from 3 to 50 employees).

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

STB (Set-Top Box).    It is a customer device able to receive TV signals from a communication network (such as broadband/ultrabroadband access network, terrestrial broadcast, satellite broadcast, etc) and output them to TVs and other display devices (monitors, projectors, etc). It may include Conditional Access functions to handle paid content.

Switch—Telephone Switch.    Synonymous of Telephone Exchange, i.e. network equipment used to set up and route telephone calls to the number called possibly through other switches. They may also record information for billing and control purposes.

Switch—Network Switch.    Data networking equipment able to receive and forward packets using information at layer 2 of OSI (Open Systems Interconnection) model (i.e. hardware addresses of other equipment).

Synchronous.    Type of data transmission in which there is permanent synchronization between the transmitter and receiver.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

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

ToIP (Telephony over IP).    The term is often used as synonymous of VoIP, however it has a wider meaning since it includes advanced telephony services (such as video, messaging, possibly some call handling, etc.) beyond the basic voice communication.

TRX.    Radio transceivers located in BTS.

ULL (Unbundling of the Local Loop).    See LLU.

Ultrabroadband.    Includes all network technologies that offer connectivity from 30Mbit/s to over 1Gbit/s, referring in particular to the peak rate and not to the average available. The definition is related to the characteristics of the fixed and mobile access network. By increasing the capacity and the speed, Ultrabroadband technologies allow quicker access from multiple users to the content available on the net, also on the move, and to take advantage of high quality video up to Ultra HD and interactive gaming.

UMTS (Universal Mobile Telecommunications System).    Third-generation mobile communication standard. It consists of a broadband system in which data travels at a bandwidth of 2Mb/s, communication is faster, quality is better and multimedia contents can travel over the Net.

UMTS Cell.    Geographical portion of territory illuminated by a Node B.

UMTS Channels.    These enable all the customers of the cell to access both the CS (Circuit Switched) services and PS (Packet Switched) services of UMTS technology.

Unbundling.    It is the service offered by the incumbent to the alternative operator which consists of the rental of the local loop i.e. the wire connection between the local exchange and the customer’s premises, so that the alternative operator is able to connect the twisted pair from the customer to its own equipment.

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

VDSL (Very-high-data-rate Digital Subscriber Line).    Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with speeds of up to 50 Mbps in downstream.

VDSL2 (Very-high-data-rate Digital Subscriber Line 2).    “2nd generation” VDSL, able to achieve downstream speed in the range of hundreds of Mbps. Actual data rate however is largely dependent upon the distance between customer equipment and network equipment, e.g. for distances of some hundred meters the

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

achievable rate is about 100 Mbps. For this reason network equipment is typically located in street cabinets, so to be closer to customers. Currently there are ongoing trials of so called eVDSL (enhanced VDSL) technologies that are able to achieve rates around 200 Mbps.

Virtualization.    An approach to implementation of functionality resorting only to software running on general purpose hardware generally not dedicated, as opposed to approaches resorting also to special purpose and/or dedicated hardware.

VOD (Video On Demand).    TV-program offering on user’s request, with payment of a fee for each purchased program (a movie, a soccer match, etc.). Broadcast is specifically for cable and satellite TV.

VoIP (Voice Over IP).    A technology that allows transmission of voice communication over an Internet connection or another dedicated network using the Internet Protocol (IP) data networks (such as IP-based LANs, intranets or the Internet) instead of a conventional phone line.

VoLTE/ViLTE (Voice over LTE / Video over LTE).    A service providing voice and video calls over IP via LTE radio access, controlled by standard ToIP architecture named IMS (IP Multimedia Subsystem). The mated naming VoLTE/ViLTE is used since the service is essentially the same for voice and video, differing only in the type of media streams that are set up. Since it is standard based, it achieves interoperability among user terminals and between terminals and networks.

VPN (Virtual Private Network).    A network designed for a business customer or government agency, using the infrastructures of a carrier and providing customized services, and which operates in such a manner as to appear dedicated to the user thereof.

VULA (Virtual Unbundling Local Access).    A wholesale service provided by incumbent providers to alternative operators, where the incumbent provides—over its broadband access network—the transport of data traffic (a ‘bitstream’) between the end customer and an interconnection point where the alternative operator receives said traffic. In TIM’s case, the interconnection point is located at local exchange level, aside the OLT (Optical Line Termination) i.e. the head end of optical access network.

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

WLL (Wireless Local Loop).    The means of providing a local loop equivalent (e.g. connection from customer premises to local exchange) without the use of wiring, resorting instead to wireless technologies.

WLR (Wholesale Line Rental).    It is a telephony only wholesale service provided by the Incumbent to alternative operators, whereby the alternative operator gets an ULL-like service without the need to physically deploy equipment at local exchange sites. It is technically similar to Carrier PreSelection (CPS), and differs from CPS on the commercial side since the end customer is not subscribed to the incumbent’s access service, nor billed for it; in this way alternative operators are able to provide to customers both access and traffic services and to produce a single bill covering both services.

xDSL (Digital Subscriber Line).    It is a technology that makes use of standard telephone lines and it includes different categories including: ADSL (Asymmetric DSL), HDSL (High-data-rate DSL), VDSL (Very high bit rate DSL) and eVDSL (enhanced Very high bit rate DSL). This technology uses a digital signal at very high frequencies in order to achieve high data transfer rates.

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

4.6    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

General

As of December 31, 2016 and 2015, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2016				As of December 31, 2015
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of euros, except percentage)
Land	203	16	219	1.3	171	16	187	1.3
Civil and industrial buildings	509	1,835	2,344	14.3	444	1,880	2,324	15.6
Plant and equipment	11,709	365	12,074	73.9	10,909	284	11,193	75.3
Manufacturing and distribution equipment	38		38	0.2	41		41	0.3
Other	391	125	516	3.2	378	7	385	2.6
Construction in progress and advance payments	1,097	72	1,169	7.1	716	21	737	5.0

Total	13,947	2,413	16,360	100.0	12,659	2,208	14,867	100.0

Land comprises both built-up land and available land.

Buildings (civil and industrial) almost exclusively include buildings for industrial use hosting telephone exchanges or for office use, and light constructions.

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone services.

Manufacturing and distribution equipment consists of instruments and equipment used for the operations and maintenance of plants and equipment.

Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

There are no encumbrances that may affect our utilization of our property or equipment.

REAL ESTATE (LAND, CIVIL AND INDUSTRIAL BUILDINGS)

As of December 31, 2016, the Company owned a number of buildings located throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and in terms of book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

At the end of 2014, TIM launched a major real estate project, aimed at restructuring the use of space for industrial usage in a manner consistent with the evolution of next-generation networks and optimizing the number of properties used as offices through the creation of functional “centers” that adopt a modern and more efficient space utilization.

This real estate project provides for a path of restructuring, termination and renegotiation of contracts, to achieve efficiency and savings, mainly through the extension of terms and lower rents.

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

Properties of strategic importance have been identified, in relation to their current use and to significant investments in technology and real estate planned to support the technological evolution of the network and new ICT services.

In particular, in 2015, the Company purchased five strategic buildings and two strategic buildings were acquired in 2016. Over the 2015-2016 period the Company renegotiated and/or renewed approximately 1,100 leases. Over half of the renegotiated property rental contracts were previously accounted for using the operating lease method, however, as a result of the changes to the relevant contracts, they have been recognized in the statement of financial position at December 31, 2016 using the financial method (Tangible assets held under finance leases).

We currently expect to complete the above-mentioned real estate project, in respect of the remaining medium and small properties, with the aim to get a reduction in rental costs in the next few months.

NETWORK INFRASTRUCTURE (PLANT AND EQUIPMENT)

The TIM Group network infrastructure includes the domestic (Italian) and international fixed network, the domestic mobile network and the Brazilian mobile network. See “-4.5 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic (Italian) Fixed Network

At December 31, 2016, the domestic fixed network had the following figures:

Central Offices	approximately 10,365
Switching areas	565
Gateway areas (TDM)	33
Aggregation areas	12
Copper network	114.4 million kilometers-pair[4]
Fiber optic access/carrier network	12.6 million kilometers-fiber
Long Distance VC4	5,250
Long Distance Lambda(l)	672 l at 1 Gbps, 62 l at 2.5 Gbps and 1,023 l at 10 Gbps
Broadband/ADSL network	9,666 Central Offices covered
Main PoP data networks	32

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

In terms of cable infrastructures, the fixed network includes 114.4 million km of copper pairs, mainly in the distribution network, and also 12.6 million km of fiber, both in access and trunk network.

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

The fixed long-distance transport network routes 5,250 VC-4 on the SDH Arianna, Phoenix, Phoebe, Kosmos networks. It supports also 672 lambda at 1 Gbps, 62 at 2.5 Gbps point to point optical channels and 1,023 at 10 Gbps point to point optical channels on the optical DWDM systems and on the “Kaleidon” network.

[4]	in 2016 TIM adopted a new copper twisted pair counting system which influenced the measures in some CO Areas.

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

Kaleidon is the new national optical transport platform that allow to set up a completely photonic optical mesh network. Kaleidon supports optical channels at 40 Gbit /s and 100 Gbit /s with protection and restoration mechanisms at photonic level.

OPB (Optical Packet Backbone).    The OPB is the IP backbone of TIM based on 32 POPs equipped with Terarouters.

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

Broadband/xDSL network.    The broadband access network of TIM offers hi-tech telecommunications and multimedia applications and is based on ADSL2 DSLAM technology.

In 2016, the xDSL services for residential and business customers (retail and wholesale) covers more than 99.3% of the population and have been extended to 7,687 towns, including S. Marino.

At the end of 2016, 9,666 local switching areas were covered by ADSL technology (compared to 9,597 at the end of 2015).

NGAN (Next Generation Access Network).    In 2016 TIM continued to deploy a “NGAN”, based on optical fiber cables. NGAN deployment started in 2009 in Milan based on Fiber-To-The-Home (“FTTH”) architecture. Since 2012, deployment has been extended to the main cities in Italy with Fiber-To-The-Cabinet (“FTTCab”) architecture using fiber to street cabinets equipped with VDSL2 cards. In 2016, TIM also introduced eVDSL cards to increase the UBB speed to 200 Mbit/s.

In 2015, TIM continued FTTCab deployment and initiated a project to bring FTTH to 50 cities by 2019 (and other 59 BUL5 cities) 30 of which will be reached by 2018 and the other 20 by 2019, with the aim of improving ultrabroadband service to 200 Mbit/s and to 1 Gbit/s for FTTH.

More than 14,300,000 households had been reached by the end of 2016, mainly through approximately 2,900 distribution central offices. The NGAN coverage in FTTH/Cab was approximately 59% of reached households at the end of 2016 (the reached households in FTTH numbered more than 1,080,000, with a coverage of more than 4%).

At the end of 2016, 84,300 cabinets NGAN were reached with fiber optic cables (of which 70,240 cabinets were installed with completely active service).

Domestic (Italian) Mobile Network

The domestic mobile network consists of:

•	GSM network (2G: second generation network);

•	UMTS network (3G: third generation network);

•	LTE network (4G: fourth generation network).

[5]	is an Italian acronym (Banda UltraLarga) referring to a public funding project aimed to development of ultrabroadband infrastructure.

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

On December 31, 2016 TIM domestic mobile network had the following figures:

GSM/EDGE network

•	14,616 BTS (Base Transceiver Station) GSM radio station (18,085 BTS at the end of 2015): -19.2% due to the GSM@1800 MHz refarming towards new technologies (LTE); about 1,000 of them are µBTS;

•	719,594 radio channels (902,271 at the end of 2015), -20.3%;

•	97 BSC (Base Station Controller) (98 at the end of 2015), -1 due to the adoption of new generation equipment with superior performance;

•	GSM Core Network: since the Circuit Switched Core Network is common to GSM and UMTS (Dual Access architecture), its description is given below.

UMTS/HSPA network

•	18,487 node B UMTS radio base station (17,245 node B at the end of 2015) +7.2%;

•	2,728,295 radio channels (2,541,383 radio channels at the end of 2015) +7.4%;

•	120 RNC (Radio Network Controller) (144 at the end of 2015): -24 RNC compared to 2015 due to the adoption of new generation equipment with superior performance;

•

GSM/UMTS Core Network: 50 MSC-server (Mobile Switching Center/Gateway), 85 access MGW (Media Gateway), 13 transit MGW, 8 IP STP (Signalling Transfer Point), 6 TSC-server (Transit Switching Center), 42 HLR (Home Location Register), 4 GGSN (Gateway GPRS Support Node), 1 SGSN (Serving GPRS Support Node).

Note that decommissioning of SGSNs (-29 compared to end of 2015) is part of the ongoing convergence of Packet Switched Core Network onto the LTE EPC (Evolved Packet Core).

In 2016, TIM continued implementation of the plan to distribute the High Speed Downlink Packet Access (“HSDPA”) and the High Speed Uplink Packet Access (“HSUPA”); these systems aim to increase the overall data transmission speed offered by UMTS.

In particular the HSDPA at 42 Mbit/s coverage level has overstepped 84% of the resident population.

LTE network

TIM acquired frequency blocks on 800 MHz, 1800 MHz and 2600 MHz through an auction in September 2011.

The three bands are used for LTE deployment to provide ultrabroadband services to mobile customers. Moreover, in September 2015, TIM has acquired a frequency block in the 1500 MHz band, specifically devoted to mobile ultrabroadband. In 2016, TIM has initiated deployment of this new layer.

At the end of 2016, the LTE network coverage is higher than 96% of the national population.

•	13,391 enode B (9,342 at the end of 2015) +43.3%;

•

LTE core network is undergoing a technological upgrade and currently includes: 10 SPGW (Packet Data Network/Serving Gateway), 12 MME (Mobility Management Entity) all using triple access 2G/3G/4G technology, 3 HSS (Home Subscriber Server) Front End and 3 CUDB (Centralized User Database) according to Data Layered Architecture, 6 Mobile Broadband Policy Manager.

As of the end of 2016, the IMS core Network includes 3 CSCF (Call session Control Function), 3 MTAS (Multimedia Telephony Application Server) and 1 VoLTE Policy Manager for handling voice services on LTE (VoLTE).

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

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

In detail:

•

Pan European Backbone.    Proprietary high speed optical network built over a fiber optic backbone spanning the main European countries: Italy, France, United Kingdom, Netherlands, Belgium, Germany, Switzerland, Austria, Spain, Czech Republic, Slovakia and Romania. The overall length is about 45,000 km;

•

Latin American backbone.    High-capacity backbone based on fiber optic ring networks, both terrestrial and submarine, with an overall length of about 36,000 km, including the Miami-New York section. The ring connects the main cities of South and Central America to North America;

•

Mediterranean backbone.    Submarine ring network with a highly reliable configuration complemented by terrestrial fiber extensions from Istanbul and Athens to Sofia. The total length is about 10,000 km and connects the major markets of the Mediterranean and Balkans area: Italy, Greece, Cyprus, Turkey, Israel and Bulgaria;

•	USA backbone. High-capacity terrestrial backbone with POPs in: Newark, New York, Miami, Jacksonville, Ashburn, Chicago, Palo Alto, Los Angeles and Dallas.

Telecom Italia Sparkle network is an integrated multi-service backbone based on an IP-MPLS core handling differentiated classes of services. The transport layer is based over DWDM with 10, 40 and 100 Gbps optical lambdas while voice services are provided by Class 4 switches. Traffic protection is implemented by MS SPRING, SNCP, OTN, MSP 1+1 and “meshed” technologies.

In 2016, the new 100 Gbps optical backbone was deployed over the Paris–Brussels–Amsterdam, Paris-London, and London-Amsterdam routes. Upgrades at the 100Gbps level were carried out both on OTN ASON and OTN Light infrastructures for the provisioning of protected and unprotected capacity services across Italy and Europe, in line with the sales plan.

With respect to the network efficiency and decommissioning plan, old DWDM 2.5G and 10G technologies have been dismantled over the Milan-Vienna-Venice, Milan-Kehl-Frankfurt, Amsterdam-Brussels-Paris, Paris-Kehl, Paris-Lyon-Marseille-Milan, Paris-Bordeaux-Bilbao, Marseille-Barcelona, London-Amsterdam links. Additionally, the Bordeaux POP was decommissioned.

DWDM capacity upgrades were carried out on both Tuas-Equinix and Equinix-Ansar rings, to keep up with new sales.

With respect to the IP backbone, new core equipment was deployed in Milan (Caldera site), Palermo and Istanbul to further optimize capital expenditure efficiency, network scalability and resiliency. At the edge level, upgrades were made at 10/100Gbps on main PoPs in line with the sales plan and a new router was deployed in Frankfurt Equinix dedicated to IP over SDH services. In the US IP backbone, a new direct route between Dallas and Newark/New York was deployed, with the aim of increasing network architecture efficiency and optimizing capital expenditures, and a new edge router was deployed in Jacksonville Cologix.

New POPs were made available in London Equinix and in Kuala Lumpur through a partnership with a local operator. The Atlanta POP was decommissioned.

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

With respect to submarine cables, Telecom Italia Sparkle is a co-owner of the new Sea-Me-We 5 cable brought into service in November of 2016, including the terrestrial ring from the landing station in Catania and Sicily Hub in Palermo. Capacity upgrade was delivered on Sea-Me-We 4 and SAT-3/WASC cables, connecting Europe with Singapore and Western Africa.

On the Mobile and Voice services front, Softswitch platform upgrades were completed to handle increasing signaling and voice traffic volumes, mainly to support voice and messaging services over IP. New SBC equipment was brought into service in Frankfurt PoP and the SMS Firewall platform was enhanced with additional capabilities, new SMS routing rules and reporting features.

Mediterranean Backbone

In 2016, TIM carried out an upgrade of the Haifa-Catania segment of MedNautilus submarine cable. Moreover, network upgrades on both transmission and IP backbones were completed, in line with the sales plan in the area.

Technical infrastructure updates were carried out in Catania, Athens, Chania and Istanbul data centers with the aim of increasing efficiency and reliability. The Company has started the building of a new data center in Catania, for the deployment of a new virtualized environment for network and IT technologies. Enhancements of cloud infrastructure in Athens and Istanbul, through new storage appliance purchased with a pay-as-you-grow model, and the launch of new “Secure Cloud Identity Suite” service in collaboration with AliasLAB partner, were also carried out in the period.

Latin American Backbone

Capacity upgrades on both the SAC (South American Crossing) cable and Sao Paulo backhaul were completed. With respect to IP backbone, upgrades at the 100Gbps level on Buenos Aires, Sao Paulo and Rio de Janeiro PoPs were completed, in line with the sales plan. In addition, replacement of the old technology core router in Buenos Aires POP was carried out by introducing state-of-the-art equipment with the aim of optimizing the capital expenditures. A new dark fiber, connecting Boca Raton landing station to Miami PoP, was bought in order to build a protected ring and to increase network resiliency.

Brazilian Network

The investments of TIM Brasil group prioritized projects for (i) the expansion of its fiber optic network (ii) the optimization of the use of the network, with adjustments to improve the signal quality in the current coverage areas and (iii) the mapping of the main causes of interruptions and failures of the network, as well as the necessary measures to prevent these events, ensuring call and data connection quality, for greater user access capability. As a provider of an essential service to the socioeconomic development of the country, TIM Brasil strongly believes that this is contributing to the country’s infrastructure development and promoting universal access to telecommunications services.

Efficiency and quality were the main pillars of Network strategy in 2016. TIM Brasil was able to improve all quality metrics and provide an improved customer experience, in both 4G and 3G technologies, with fewer capital expenditures and maintaining its leadership in cities covered with 4G. Quality and level of coverage are fundamental to attracting and retaining customers as the Company evolves, primarily in the postpaid segment.

Coverage, capacity and quality constitute the main focus for the Network, with approximately 85% of total 2016 capital expenditures dedicated to infrastructure, to support total traffic that grew more than 56% during the year. Sites densification, hetnet coverage expansion, backhaul development and carrier aggregation were the main Network projects to support this growth with improved quality.

Aiming to provide a high quality experience in mobile broadband, the Company focused on the MBB (Mobile BroadBand) project in 2016, prioritizing investment allocation in most critical areas with high consumer densification. The project has allowed the Company to optimize data traffic, expanding and enhancing the services, with fewer capital expenditures. In 2016, the MBB project had 20 clusters, totaling 268 cities planned to be covered in 2016-2017. The cluster concept expands the targeted zones to metropolitan areas of cities that

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

were already included in the MBB project in 2015 prioritizing state capitals and their metropolitan areas, conurbation cities, major coastal cities and main primary access roads. The project has been evolving according to its program and the main clusters are already implemented.

During 2016, TIM Brasil maintained its leadership position in cities covered with 4G technology, reaching 1,255 cities or 74% of urban population in the country and more than tripling the number of cities covered as compared to 2015. TIM Brasil used spectrum refarming to achieve these significant 4G implementation results. The project uses the 1,800MHz band and reorganizes the frequency usage according to the spectrum availability together with coverage optimization, achieving better results with fewer capital expenditures.

As for the 3G network, TIM Brasil expanded its coverage to almost 1,000 new cities in 2016, a growth of approximately 55%, resulting in overall coverage of 2,833 cities or 89% of urban population. GSM coverage stood at almost 95% of urban population.

In 2016, the TIM Brasil group concluded the sale of two additional telecommunications towers to American Tower do Brasil. The transaction involved the simultaneous execution of a finance lease for the portion of the towers used by the TIM Brasil group.

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

A small portion of our bundled mobile offerings are contracts with a minimum contractual period between 12 and 36 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

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

The value in use of a cash-generating unit denominated in a foreign currency is estimated in the local currency by discounting cash flows to their present value on the basis of an appropriate rate for that currency. The present value obtained is translated to Euro at the spot rate on the date of the impairment test (in the case of the TIM Group, the date of the financial statements).

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

Based on the impairment test conducted as of December 31, 2016, the recoverable amount of assets exceeded the carrying amount for all Cash Generating Units.

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

Under IAS 19 (Employee Benefits), the employee severance indemnity is considered a “Defined benefit plan”. From January 1, 2007, Italian Law provided employees with the choice to direct their accruing indemnity either to supplementary pension funds or leave the indemnity as an obligation of the Company. Companies that employ at least 50 employees should transfer the employee severance indemnity to the “Treasury fund” managed by INPS, the Italian Social Security Institute.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

5.2    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2016

5.2.1    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Intense competition continues to have a significant impact on the development of the business. Key trends affecting the core businesses are:

Domestic Business Unit

In 2016, the Italian TLC market confirmed the gradual slow-down in the fall in value, which had started in the second half of 2014, simultaneously with the reduction in price-based competitive pressures, that had characterized the previous years.

Growth in broadband and ultrabroadband—particularly Mobile, also aided by the increased penetration of next-generation handsets—continued to be the main driver of the market.

In order to address these underlying macro trends in our business, the main strategic priorities and objectives of TIM in the domestic (Italian) market are as follows:

•	excellent network infrastructure, the roll out of which will be further accelerated over the Plan period;

•	a commercial approach focused on convergent offers and content;

•	in the Domestic Mobile segment, TIM will focus on speeding up the penetration of mobile ultrabroadband, strengthened by the extensive reach of its 4G network and the dissemination of quality content;

•	in the Fixed Domestic segment, TIM plans to accelerate the spread and adoption of optic fiber;

•	the implementation of efficiency recovery actions, aimed at increasing cash-flow generation;

•	re-launch of the main subsidiaries of the Group.

Brazil Business Unit

The main macroeconomic indicators still show mixed signals in terms of recovery of the Brazilian economy. In particular, GDP decreased throughout 2016, with a slightly better forecast at year end than that recorded in 2015. Conversely, inflation in 2016 showed signs of improvement after the peak recorded in 2015 (+10.7%), but with year-end values still expected to remain at high levels (+6-7%).

In the course of 2016, direct taxation increased more than expected to cope with the increased budget deficit of the Federal and Central States, which also affected the telecommunications industry through a series of increases in the main tax on services (ICMS) recorded in almost all States.

5.2.2     BUSINESS SEGMENTS

The TIM Group reports its financial results on the basis of the following operating segments:

•

Domestic:    includes Italian voice and data operations on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), that operates internationally (in Europe, in the Mediterranean and in South America) in the development of fiber optic networks for wholesale customers, the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure business, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators) and the units supporting the Domestic sector.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

Following the change in Persidera’s business mission, the Media Business Unit was included into the Domestic Business Unit as of January 1, 2016;

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the TIM Group.

The principal changes in the scope of consolidation in 2016 are as follows:

•	TIMVISION S.r.l.—Domestic Business Unit: established on December 28, 2016;

•	Noverca S.r.l.—Domestic Business Unit: TIM S.p.A. acquired 100% of the company on October 28, 2016;

•	Flash Fiber S.r.l.—Domestic Business Unit: established on July 28, 2016;

•	Sofora—Telecom Argentina group: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on March 8, 2016;

•

Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l.—Domestic Business Unit:    on January 11, 2016, INWIT S.p.A. acquired 100% of these companies, subsequently merged by incorporation, which therefore entered the Group’s consolidation scope.

These changes did not have a significant impact on the Consolidated Financial Statements of the TIM Group at and for the year ended December 31, 2016.

The principal changes in the scope of consolidation in 2015 are as follows:

•

INWIT S.p.A.—Domestic Business Unit:    was established in January 2015 and in June 2015 the initial public offering for the ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A. was successfully completed;

•

Alfabook S.r.l.—Domestic Business Unit:    on July 1, 2015 Telecom Italia Digital Solutions S.p.A. (now merged into Olivetti S.p.A) acquired 100% of Alfabook S.r.l., which consequently entered the Group’s scope of consolidation;

•

TIM Real Estate S.r.l.—Domestic Business Unit:    was established in November 2015. On February 3, 2017, as part of the programme to streamline the Company’s holdings, the Board of Directors approved the start of the process to incorporate the wholly owned subsidiary Tim Real Estate S.r.l. into TIM. The Company expects to complete the incorporation process by mid-2017.

With the exception of the INWIT initial public offering, these changes did not have a significant impact on the Consolidated Financial Statements of the TIM Group at and for the year ended December 31, 2015.

For a description of certain of these businesses, see “Item 4. Information on the TIM Group–4.2 Business Units”.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

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

	As of December 31,
	2016	2015	2014	2013	2012
	(millions of euros)
Non-current financial liabilities	30,469	30,518	32,325	31,084	34,091
Current financial liabilities	4,056	6,224	4,686	6,119	6,150
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale		348	43	27

Gross financial debt (A)	34,525	37,090	37,054	37,230	40,241

Non-current financial assets (B)	(2,698)	(2,989)	(2,445)	(1,256)	(2,496)

Current financial assets:
Securities other than investments	(1,519)	(1,488)	(1,300)	(1,348)	(754)
Financial receivables and other current financial assets	(389)	(352)	(311)	(283)	(502)
Cash and cash equivalents	(3,964)	(3,559)	(4,812)	(5,744)	(7,436)

Total current financial assets (C)	(5,872)	(5,399)	(6,423)	(7,375)	(8,692)

Financial assets relating to Discontinued operations/Non-current assets held for sale (D)	—	(227)	(165)	(657)	—

Financial assets (E=B+C+D)	(8,570)	(8,615)	(9,033)	(9,288)	(11,188)

Net financial debt (A+E)	25,955	28,475	28,021	27,942	29,053

5.2.4    OVERVIEW OF 2016 RESULTS OF OPERATIONS

In 2016, the TIM Group successfully managed a turnaround, launched in April 2016, that resulted in a significant recovery of the main economic and financial indicators and enabled the Company to meet predefined targets.

The following characterized the results in the Italian (domestic) market:

•

Domestic. In the domestic market, TIM achieved revenue stabilization and significant improvement in operating profit. These results were achieved through a cost containment program and collateral innovations in TIM’s range of products and services, from increasing ultrabroadband coverage to boosting sales of smartphones and enabling higher value added services.

The following characterized the results in our Brazil Business Unit:

•	Brazil. In the Brazil market there were signs of recovery, with progressive improvements, supported by the cost containment program and the re-positioning of commercial offers.

The completion of the sale of the Sofora-Telecom Argentina group in March 2016 and the conversion of the Mandatory Convertible Bond into TIM shares in November 2016 supplemented cash flow from operations and led to a decrease in the Group’s net financial debt by more than 2.5 billion euros.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

The following table sets forth our consolidated income statement for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(*)	(*) (Revised)	(*) (Revised)
	(millions of euros)
Revenues	19,025	19,719	21,574
Other income	311	287	401

Total operating revenues and other income	19,336	20,006	21,975

Acquisition of goods and services	(7,793)	(8,532)	(9,432)
Employee benefits expenses	(3,106)	(3,589)	(3,119)
Other operating expenses	(1,083)	(1,491)	(1,175)
Change in inventories	9	(44)	(52)
Internally generated assets	639	656	588
Depreciation and amortization	(4,291)	(4,135)	(4,284)
Gains (losses) on disposals of non-current assets	14	336	29
Impairment reversals (losses) on non-current assets	(3)	(244)	(1)

Operating profit (loss)	3,722	2,963	4,529

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(23)	1	(5)
Other income (expenses) from investments	7	10	16
Finance income	2,543	2,760	2,404
Finance expenses	(3,450)	(5,281)	(4,594)

Profit (loss) before tax from continuing operations	2,799	453	2,350
Income tax expense	(880)	(403)	(930)

Profit (loss) from continuing operations	1,919	50	1,420
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	611	541

Profit (loss) for the year	1,966	661	1,961
Attributable to:
Owners of the Parent	1,808	(70)	1,351
Non-controlling interests	158	731	610

(*)

On November 13, 2013, TIM accepted the offer of Fintech Group to acquire the entire controlling interest of TIM Group in the Sofora—Telecom Argentina group. The agreements made in connection with this transaction were subsequently modified in October 2014. As a result and in accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), starting with the fourth quarter of 2013, the Sofora—Telecom Argentina group has been treated as Discontinued operations/Non-current assets held for sale. On March 8, 2016, the TIM Group completed the sale of Sofora—Telecom Argentina group.

5.2.5    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Units, for the periods indicated.

Following certain correction of errors made in 2016 within the Brazil Business Unit, the data for the years 2015 and 2014 have been appropriately adjusted and referred to as “revised” (for further details please see the Note “Form, Content and other general information—The correction of errors” of the Notes to the 2016 Consolidated Financial Statements included elsewhere in this Annual Report”).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

Following the change in the business mission of Persidera, the Media Business Unit was included into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the revenues of the Domestic Business Unit in 2016 would have totaled 14,933 million euros.

			Domestic	Brazil	Media	Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros, except number of employees)
Revenues (1)	2016 2015 2014	(Revised) (Revised)	15,006 15,001 15,303	4,047 4,637 6,245	— 82 71	11 49 —		(39 (50 (45	) ) )	19,025 19,719 21,574

Operating profit (loss)	2016 2015 2014	(Revised) (Revised)	3,376 2,359 3,738	368 638 794	— 14 6	(18 (52 (12	) ) )	(4 4 3)		3,722 2,963 4,529

Capital expenditures on an accrual basis	2016 2015 2014		3,709 3,900 2,783	1,167 1,289 2,195	— 8 6	— — —		— — —		4,876 5,197 4,984

Number of employees at year-end (2)	2016 2015 2014		51,280 52,644 53,076	9,849 13,042 12,841	— 64 89	100 117 19		— — —		61,229 65,867 66,025

(1)

Revenues are total revenues of the various business units of the TIM Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)

The number of employees at year-end excludes employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale, and includes personnel with temporary work contracts.

5.2.6    Year Ended December 31, 2016 compared with Year Ended December 31, 2015

❖	REVENUES

Revenues declined by 694 million euros, or 3.5%, from 19,719 million euros in 2015 to 19,025 million euros in 2016. The decrease of 694 million euros was mainly attributable to the Brazil Business Unit (590 million euros).

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2016		2015		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic(2)	15,006	78.9	15,001	76.1	5	0.0
Core Domestic(3)	13,926	73.2	14,001	71.0	(75)	(0.5)
International Wholesale	1,351	7.1	1,314	6.7	37	2.8
Brazil	4,047	21.3	4,637	23.5	(590)	(12.7)
Other Operations(4)	11	0.1	131	0.7	(120)
Adjustments and eliminations	(39)	(0.3)	(50)	(0.3)	11

Total Revenues	19,025	100.0	19,719	100.0	(694)	(3.5)

(1)

Revenues are total revenues of the various business units of the TIM Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)

Following the change in the business mission of Persidera, the Media Business Unit was included into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the revenues of the Domestic Business Unit for the year 2016 would have totaled 14,933 million euros.

(3)	From January 1, 2016, this also includes the company Olivetti. Figures for the period under comparison have been changed accordingly.

(4)	The Other Operations of the TIM Group consist of the financial companies and other minor companies not associated with the core business of the TIM Group.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	60	59	1	1.7
Recovery of employee benefit expenses, purchases and services rendered	33	32	1	3.1
Capital and operating grants	36	33	3	9.1
Damage compensation, penalties and sundry recoveries	24	25	(1)	(4.0)
Release of provisions and other payable items	45	75	(30)	(40.0)
Other income	113	63	50	79.4

Total other income	311	287	24	8.4

Total other Income increased by 24 million euros relative to 2015 (+8.4%).

❖	OPERATING EXPENSES

Operating expenses amounted to 15,614 million euros in 2016, a decrease of 1,429 million euros, or 8.4% compared to 17,043 million euros in 2015.

The components of our operating expenses include the following:

•

Acquisition of goods and services amounted to 7,793 million euros in 2016, a decrease of 739 million euros compared to 2015 (8,532 million euros). The decline was mainly due to the Brazil Business Unit, which experienced a decline in acquisition of goods and services costs of 415 million euros (including a negative exchange rate effect of 103 million euros). Acquisition of goods and services for the Domestic Business Unit showed a reduction of 261 million euros, mainly due to lower costs of consulting and professional services, and lower advertising and promotion expenses.

The following table sets forth the acquisition of goods and services for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	1,614	1,811	(197)	(10.9)
Portion of revenues to be paid to other operators and interconnection costs	2,000	2,080	(80)	(3.8)
Commercial and advertising costs	1,231	1,398	(167)	(11.9)
Power, maintenance and outsourced services	1,220	1,272	(52)	(4.1)
Rent and leases	702	699	3	0.4
Other service expenses	1,026	1,272	(246)	(19.3)

Total acquisition of goods and services	7,793	8,532	(739)	(8.7)

% on Revenues	41.0	43.3

For further details, please see “Note-Acquisition of goods and services”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,600	2,769	(169)	(6.1)
Corporate restructuring expenses	144	446	(302)	n.s.

Total employee benefits expenses—Italy	2,744	3,215	(471)	(14.7)

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	347	374	(27)	(7.2)
Corporate restructuring expenses	15		15

Total employee benefits expenses—Outside Italy	362	374	(12)	(3.2)

Employee benefits expenses	3,106	3,589	(483)	(13.5)

% on Revenues	16.3	18.2

Employee benefits expenses in 2016 amounted to 3,106 million euros compared to 3,589 million euros, a decrease of 483 million euros. The change was due to:

—

a decrease of 169 million euros in the Italian component of ordinary employee expenses. The average salaried workforce decreased by 2,195 average employees (with a decrease of 1,702 average employees related to the application of “Solidarity Contracts”). In addition, the earnings for 2016 benefited in particular from the reversal of the provision, made in the 2015 financial statements for 66 million euros, following the failure to achieve the conditions for payment of the Results Bonus to employees. The amount reversed for the Parent alone was 58 million euros;

—

the recognition of expenses (provisions to Employee benefits and sundry expenses) from domestic companies totaling 144 million euros. In particular, the Parent recognized expenses of overall 94 million euros, of which 75 million euros essentially relate to the start of the managerial restructuring plan linked to the ongoing revision of the company organizational structures (Agreements of June 19, 2015 and July 25, 2016) consisting of the application to management staff of Article 4, paragraphs 1-7ter, of Italian Law no. 92 of June 28, 2012, the “Fornero Law” (33 million euros) and forms of compensation related to the termination of the employment relationship (42 million euros). Furthermore, the Parent Company also set aside a further 17 million euros following the updating of forecast on non-managerial personnel exit in application of art. 4 paragraphs 1-7ter, of Law no. 92 of June 28, 2012, (“Fornero Law”) as per the Agreement of October 27, 2015. In addition, Telecom Italia Information Technology (subsequently merged into TIM S.p.A), TI Sparkle, HR Services and Olivetti have allocated provisions totaling 50 million euros, essentially connected to the application of Article 4 of the “Fornero Law” for non-managerial and managerial personnel and the commencement by Telecom Italia Information Technology and TI Sparkle of a managerial restructuring plan similar to the one adopted by the Parent.

In 2015, provisions totaled 446 million euros (422 million euros by the Parent, 17 million euros by Olivetti, 3 million euros by Telecom Italia Information Technology, 2 million euros by HR Services and 2 million euros by Telecom Italia Sparkle). More details are provided in the Note “Employee benefits expenses” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report; and

—

a decrease of 12 million euros in the component outside Italy of employee benefits expenses, including a negative currency effect of around 15 million euros net of which the change would have been positive for 3 million euros; this effect was essentially related to the recognition of expenses from the implementation of the corporate restructuring plan initiated by the Brazil Business Unit (14 million euros), which was offset by the effects of the decrease in the average salaried workforce (1,503 average employees).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

The Group’s average salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(full time equivalent units, except percentages)
Average salaried workforce—Italy	47,166	49,361	(2,195)	(4.4)
Average salaried workforce—Foreign	10,689	12,192	(1,503)	(12.3)

Total average salaried workforce(1)	57,855	61,553	(3,698)	(6.0)
Non-current assets held for sale (Sofora—Telecom Argentina group)	2,581	15,465	(12,884)	(83.3)

Total Average salaried workforce—including Non-current assets held for sale (1)	60,436	77,018	(16,582)	(21.5)

(1)

Includes the average employees with temporary work contracts: 4 units in 2016 (3 in Italy and 1 outside Italy). In 2015 average employees with temporary work contracts were 3 units (2 in Italy and 1 outside Italy).

Group’s employees at December 31, 2016 and 2015 were as follows:

	As of December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	51,125	52,555	(1,430)	(2.7)
Employees—Foreign	10,104	13,312	(3,208)	(24.1)

Total Employees (1)	61,229	65,867	(4,638)	(7.0)
Non-current assets held for sale (Sofora—Telecom Argentina group)		16,228	(16,228)	(100.0)

Total Employees—including Non-current assets held for sale (1)	61,229	82,095	(20,866)	(25.4)

(1)	Includes employees with temporary work contracts: 4 units at December 31, 2016 and 3 units at December 31, 2015.

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	335	345	(10)	(2.9)
Provision charges	144	330	(186)	(56.4)
TLC operating fees	373	342	31	9.1
Indirect duties and taxes	100	116	(16)	(13.8)
Penalties, compensation and administrative sanctions	44	292	(248)	(84.9)
Association dues and fees, donations, scholarships and traineeships	18	18	—	—
Sundry expenses	69	48	21	43.8

Total other operating expenses	1,083	1,491	(408)	(27.4)

% on Revenues	5.7	7.6

Other operating expenses were 1,083 million euros in 2016, compared to 1,491 million euros in 2015, a decrease of 408 million euros. The decrease is largely attributable to the Domestic Business Unit, which showed a reduction of 425 million euros, partly offset by the increase in the Brazil Business Unit, for 35 million euros, which was affected by higher contribution fees and subscription charges for the conduct of telecommunication activities.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	1,743	1,788	(45)	(2.5)
Depreciation of tangible assets—owned and leased	2,548	2,347	201	8.6

Total depreciation and amortization	4,291	4,135	156	3.8

% on Revenues	22.6	21.0

Details are provided in the Note—“Tangible assets (owned and under finance leases)” and Note—“Intangible assets with a finite useful life” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

•	Gains (losses) on disposals of non-current assets

In 2016, Gains (losses) on disposals of non-current assets were 14 million euros and included the gain realized by the Brazil Business Unit of 44 million reais (approximately 12 million euros at the 2016 average exchange rate) following the conclusion of the sale of two additional tranches of telecommunications towers to American Tower do Brasil.

In 2015, this item amounted to 336 million euros and was mainly attributable to the gain of 1,211 million reais (approximately 328 million euros) realized by the Brazil Business Unit from the sale of the first three tranches of telecommunications towers to American Tower do Brasil.

For further details, please see “—5.2.7 Results of Operations of Business Units for the Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015- Brazil” included elsewhere in this Annual Report.

•	Net impairment losses on non-current assets

Net impairment losses on non-current assets amounted to 3 million euros in 2016 (244 million euros in 2015) and reflect the restatement of the value of some minor assets.

In preparing the 2016 Consolidated Financial Statements, the TIM Group carried out an impairment test on the goodwill. The results of that testing, carried out in accordance with the specific procedure adopted by the Group, confirmed the amounts of Goodwill allocated to the Group’s individual Cash Generating Units.

In the year 2015 they referred to a goodwill impairment loss in the Brazil Business Unit for 240 million euros and to other items for 4 million euros.

For further details please see “Note-Goodwill” of the Notes to the Consolidated Financial Statements , included elsewhere herein.

❖	OPERATING PROFIT (LOSS)

Operating profit was 3,722 million euros in 2016 (2,963 million euros in 2015), an increase of 759 million euros, or +25.6%, with an operating profit margin of 19,6% (15,0% in 2015, +4,6 percentage points), as a result of the difference between revenues and other (operating) income and operating expenses described above.

In particular, in 2016 and 2015, the TIM Group recognized certain operating expense and income items that are material in terms of amount and that, by their nature, do not occur continuously in the normal course of operations. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

In detail:

	Year ended December 31,
(millions of euros)	2016	2015
		(*)
Acquisition of goods and services and Change in inventories
Expenses related to agreements and development of specific projects	2	112
Employee benefits expenses
Expenses related to restructuring and rationalization	159	446
Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	36	518
Gain from Brazil Towers disposal	(12)	(328)
Brazil goodwill impairment loss		240
Impairment losses on tangible assets		2

Impact on Operating profit	185	990

(*)	For further details, please see “—5.2.8 Year Ended December 31, 2015 compared with Year Ended December 31, 2014” included elsewhere in this Annual Report.

❖	SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

In 2016, the item was negative by 23 million euros and mainly related to the loss of the investment in Alfiere S.p.A. In 2015, the item was positive and amounted to 1 million euros.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

In 2016, the item amounted to a positive 7 million euros, including mainly dividends distributed by Emittenti Titoli to TIM S.p.A. In 2015, this item showed a positive balance of 10 million euros and was mainly related to the gain from the sale of the non-controlling interest in SIA S.p.A., which took place on July 10, 2015.

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) decreased by 1,614 million euros, from 2,521 million euros in 2015 to 907 million euros in 2016. The balance recorded in 2016 was affected by:

•

the positive impact of 565 million euros (negative for 454 million euros in 2015) relating to the fair value measurement through profit and loss—performed separately to its liability component—of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”);

•	the effects of the changes in several non-monetary items—of a valuation and accounting nature, linked in particular to derivatives;

•

the positive impact of the bond buybacks carried out in the previous year, which had generated a negative effect of 379 million euros in 2015, resulting from the buyback price net of the benefits from the consequent termination of several hedging derivatives associated with the securities bought back; and

•	lower finance expenses due to the reduction in the Group’s debt exposure and in interest rates.

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

Income tax expense amounted to 880 million euros, an increase of 477 million euros on 2015 (403 million euros), mainly related to the higher taxable base of the Parent TIM.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In 2016, this item amounted to a positive 47 million euros (611 million euros in 2015), and was related to:

•	the positive contribution (59 million euros) to consolidated earnings from the Sofora—Telecom Argentina group for the period January 1 to March 8; and

•	the negative impact from the sale of the equity interest and relative income taxes totaling 12 million euros.

For further details, please see “Note—Discontinued operations/Non-current assets held for sale”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.2.7    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2016 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2015

❖	DOMESTIC

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	15,006	15,001	5	0.0
Operating profit (loss)	3,376	2,359	1,017	43.1
% of Revenues	22.5	15.7
Employees at year-end (units)	51,280	52,644	(1,364)	(2.6)

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016. One of the key strategic drivers for growth identified in the Previous Industrial Plan (confirmed in the 2017-2019 Industrial Plan) is the development of quadruple Play convergent services through the offer of a broad range of diversified video content, realized both in partnership with key content providers and through TIMVision, the Group’s own platform of services. Within this framework, Persidera plays an important role in supporting the development of TIMVision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera come from the development of strategic partnerships between TIM and content providers that do not have proprietary broadcasting channels (multiplexes) for free-to-air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2017–2019 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of ultrabroadband services in the Consumer segment.

Following the change in scope, the table below shows the performance of the Domestic Business Unit in 2016, reported on a like-for-like basis with the previous year, thus excluding the contribution of the Media Business Unit:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	14,933	15,001	(68)	(0.5)
Operating profit (loss)	3,357	2,359	998	42.3
% of Revenues	22.5	15.7		6.8
Employees at year-end (units)	51,218	52,644	(1,426)	(2.7)

Revenues

Revenues in 2016 amounted to 15,006 million euros, increasing slightly compared to 2015 (+5 million euros) due to the structural improvement recorded during the year, which resulted in a turnaround in the third and fourth

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

quarters with a positive growth rate compared to the same periods of the previous year (+2.5% in the fourth quarter, +1.0% in the third quarter, compared with -1.2% and -2.3% respectively in the second and first quarter). Revenues from services also showed a recovery and improvement trend—in particular the Mobile segment, which recorded a positive growth rate in all quarters—with a limited decrease on the previous year of -180 million euros (-1.3%), less than that recorded in 2015 (-276 million euros, down 1.9% compared to 2014). In the fourth quarter of 2016, the decline in revenues from services amounted to -1.3%, which was due to the reduction of regulated wholesale prices.

In more detail:

•

revenues from services in the Mobile business amounted to 4,579 million euros, an increase of 63 million euros compared to the previous year (+1.4%); this was a continuation of the steady growth seen in previous quarters (+3.0% in the fourth quarter, +1.1% in the third quarter, +0.7% in the second quarter and +0.6 in the first quarter of 2015), in particular, the last quarter benefited from the launch of innovative offers during the fall campaign, further impetus to the spread of 4G coverage and services and optimal pricing strategy, aimed, on the one hand, to appropriately respond to commercial pressures on the low-spending segment and, on the other, to ensure quality and convergence in the medium-high spending segment. This improvement was also evidenced by the strong recovery of the main operational indicators: in the fourth quarter of 2016, ARPU increased to 13.3 euro/month (compared to 12.8 euro/month in the fourth quarter of 2015), the churn stood at 23% confirming as best-in-class in the field, while the Mobile Number Portability balance improved, moving into positive territory (+26 thousand in the fourth quarter of 2016 compared to -44 thousand in the third quarter of 2016);

•

revenues from Fixed-line services in 2016 amounted to 9,965 million euros a decline of 407 million euros compared to 2015 (-3.9%); the decline was driven by the decline in revenues from voice services (-533 million euros due to the loss of traditional accesses, but with a recovery trend compared to previous periods), only partially offset by continued growth in the broadband and ultrabroadband customer base which is driving growth in innovative connectivity services (+158 million euros in 2016, +6.8%). These results were also significantly affected by the reduction in regulated prices of some wholesale services. The line losses also significantly dropped and were down to -83 thousand in the last quarter of 2016, confirming the trend already observed in previous quarters. The trend of net new fiber lines sharply accelerated (+125 thousand in the fourth quarter), with an NGN customer base of approximately 1 million.

Revenues from product sales, including the change in work in progress, amounted to 1,128 million euros in 2016, significantly improving on 2015 (+185 million euros), due to the growth in volumes and revenues from the sale of products enabling Internet connectivity and entertainment services (smartphones, SmartTV and modems).

The following table sets forth the Domestic Business Unit’s revenues by market segment for the years ended December 31, 2016 and 2015.

•	Core Domestic

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues(1)	13,926	14,001	(75)	(0.5)
Consumer	7,389	7,271	118	1.6
Business(2)	4,535	4,745	(210)	(4.4)
Wholesale	1,780	1,827	(47)	(2.6)
Other	222	158	64	40.5
Operating profit (loss)	3,309	2,275	1,034	45.5
% of Revenues	23.8	16.2
Employees at year-end (units)(*)(**)	50,527	51,999	(1,472)	(2.8)

(1)

Following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, Core Domestic revenues would have totaled 13,853 million euros in 2016, compared to 14,001 million euros in 2015.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

(2)	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the period under comparison have been changed accordingly.

(*)	Includes employees with temporary work contracts: 1 unit in 2016, no units in 2015.

(**)

Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment for the reporting period would have totaled 50,465 employees.

•

Consumer:    revenues for the Consumer segment of 2016 amounted to 7,389 million euros, an increase of 118 million euros compared to the previous year (+1.6%). This positive result was driven by the trend of structural improvement in Mobile revenues, resulting from both a stable market share and the stabilization of ARPU levels, as well as by the gradual recovery of revenues in the Fixed-line segment, boosted by the significant reduction and improvement of the trend of lost accesses.

The following is noted in particular:

•

revenues from the Mobile business amounted to 3,759 million euros and showed a significant and steady increase relative to 2015 (+161 million euros, +4.5%). Revenues from services increased by 101 million euros (+3.2%), with the positive performance continuing in the last quarter relative to the fourth quarter of 2015, due to the improvement in competition conditions, with the progressive stabilization of market share and the steady growth in Internet mobile and digital entertainment services supporting ARPU levels;

•

revenues for the Fixed-line segment amounted to 3,584 million euros, decreasing 125 million euros compared to 2015 (-3.4%). Revenues, however, showed signs of recovery in the last quarter of 2016 compared to other 2016 quarters (+2.0 in the fourth quarter, -3.2% in the third quarter, -6.0% in the second quarter, -6.0% in the first quarter). This trend of revenue improvement over the course of 2016 was attributable to a reduction in the loss of voice-only accesses, accompanied by growth in broadband and ultrabroadband customers and the growth of products enabling digital connectivity and content services (SmartTV, decoders and modems).

•

Business:    revenues for the Business segment amounted to 4,535 million euros, decreasing 210 million euros compared to 2015 (-4.4%), of which 193 million euros (-4.5%) attributable to the services component and 18 million euros (-3.7%) attributable to equipment and products component.

In particular:

•

revenues from Mobile services fell by 45 million euros (-4.0% on the previous year). Specifically, the continuing decline in traditional services (-12.7% in the voice and messaging component compared to 2015) was driven by the shift of customers towards bundled formulas with a lower overall ARPU level and the migration of Public Administration clients towards the new Consip offer (with lower unit prices), and was only partially offset by the positive performance of new digital services (+4.4% compared to 2015). The fourth quarter, however, showed a reversal of the trend with significant recovery in performance (+2.2% in the fourth quarter, -4.4% in the third quarter, -5.6% in the second quarter, -7.9% in the first quarter);

•

revenues from Fixed-line services fell by 118 million euros (-3.7% compared to the previous year), despite the steady growth in revenues from ICT services (+3.1%), particularly for Cloud services. Indeed, the segment continued to be adversely affected by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems.

•

Wholesale: revenues for the Wholesale segment in 2016 amounted to 1,780 million euros, declining relative to 2015 (-47million euros, -2.6%). The impact on revenues is entirely attributable to the reduction in regulated prices which had a negative impact of 46 million euros, and was partially offset by the contribution from several infrastructure capacity sales deals.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

•	International Wholesale—Telecom Italia Sparkle group

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,351	1,314	37	2.8
Operating profit	67	85	(18)	(21.2)
% of Revenues	5.0	6.5
Employees at year-end (units)(1)	753	645	108	16.7

(1)	Includes employees with temporary work contracts: 3 units in 2016, 2 units in 2015.

In 2016, revenues for the Telecom Italia Sparkle group—International Wholesale totaled 1,351 million euros, an increase on 2015 (+37 million euros, +2.8%). The result is due to the increase in revenues from Voice services (+34 million euros, +3.7%), while the performance of the other business lines was substantially stable.

Operating profit

Operating profit in 2016 amounted to 3,376 million euros (2,359 million euros in 2015), an increase of 1,017 million euros, or +43.1% compared to 2015, with an Operating profit margin of 22.5% (+15.7% in 2015).

The operating profit was also impacted by the change in the following line items included under operating expenses and shown in the table below:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	5,785	6,046	(261)	(4.3)
Employee benefits expenses	2,759	3,206	(447)	(13.9)
Other operating expenses	574	999	(425)	(42.5)
Depreciation and amortization	3,310	3,205	105	3.3

In detail:

•

acquisition of goods and services fell by 261 million euros compared to 2015. This decrease, which was achieved without reducing sales drives, was due to efficiency improvements, selection and cost-cutting measures, particularly with respect to items relating to space occupation, professional and consulting services, management of IT equipment and systems and other costs;

•

employee benefits expenses amounted to 2,759 million euros in 2016, a decrease of 447 million euros compared to 2015, due to the same factors that affected the employee benefits expenses at Group level;

•

other operating expenses amounted to 574 million euros in 2016, fell by 425 million euros compared to 2015, mainly due to lower provisions and costs for disputes and regulatory penalties. The breakdown of the item is reported in the table below:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	266	270	(4)	(1.5)
Provision charges	51	236	(185)	n.s.
TLC operating fees and charges	54	56	(2)	(4)
Indirect duties and taxes	94	100	(6)	(6.0)
Sundry expenses	109	337	(228)	(68)

Total	574	999	(425)	(42.5)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

•	depreciation and amortization, amounted to 3,310 million euros in 2016, an increase of 105 million euros compared to 2015 (3,205 million euros, +3.3%) .

Employees

Employees were 51,280 as of December 31, 2016, a reduction of 1,364 units compared to December 31, 2015.

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015 (Revised)	2016	2015 (Revised)	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	4,047	4,637	15,617	17,142	(1,525)	(8.9)
Operating profit	368	638	1,418	2,358	(940)	(39.9)
% of Revenues	9.1	13.8	9.1	13.8
Employees at year-end (units)	9,849	13,042	9,849	13,042	(3,193)	(24.5)

Revenues

Revenues for 2016 amounted to 15,617 million reais, a decrease of 1,525 million reais (-8.9%) compared to 2015. Service revenues totaled 14,720 million reais, a decrease of 667 million reais compared to 15,387 million reais for 2015 (-4.3%). Mobile Average Revenue Per User (ARPU) was 18.0 reais for 2016, compared to 16.7 reais in the previous year (+7.8%).

The Business Unit’s total number of lines at December 31, 2016 was 63.4 million, representing a decrease of 2.8 million (-4.3%) compared to December 31, 2015; the market share at the end of December 2016 was 26.0% (25.7% at December 31, 2015).

Revenues from product sales came to 897 million reais (1,755 million reais in 2015; -48.9%), reflecting a commercial policy less focused on the sale of handsets, in addition to the impact of the Brazilian macroeconomic crisis on household spending.

The performance of the fourth quarter of 2016 confirms the recovery already observed in the third quarter, both in terms of total revenues, amounting to 4,043 million reais (-1.7% compared to -5.2% in the third quarter, -12.4% in the second quarter and -15.3% in the first quarter) and of service revenues, which amounted to 3,842 million reais (-0.7% compared to -2.4% in the third quarter, -5.9% in the second quarter and -8.3% in the first quarter), mainly driven by the steady improvement in service revenues generated by mobile customers.

Operating profit

Operating profit amounted to 1,418 million reais, down by 940 million reais compared to 2015. This result was affected by the effect of higher depreciation and amortization (+423 million reais) and the lower benefit from the sale of telecommunication towers which in 2015 resulted in a gain of 1,211 million reais compared to a gain of 44 million reais in 2016.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

With regard to changes in operating costs, the following table sets forth certain expenses for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015 (Revised)	2016	2015 (Revised)	Changes
			(a)	(b)	(a-b)%
	(millions of euros)		(millions of Brazilian reais, except percentages)
Acquisition of goods and services	2,028	2,443	7,826	9,033	(1,207)	(13.4)
Employee benefits expenses	336	349	1,296	1,289	7	0.5
Other operating expenses	505	470	1,948	1,736	212	12.2
Change in inventories	(1)	33	(2)	122	(124)
Depreciation and amortization	980	909	3,785	3,362	423	12.6

•	acquisition of goods and services showed a significant decrease, for all components compared to 2015 (-1,207 million reais; -13.4%);

•	employee benefits expenses, increased (+7 million reais; +0.5%) mainly due to the salary inflation adjustment, in addition to other net costs for termination benefits of 56 million reais;

•	other operating expenses amounted to 1,948 million reais, an increase of 212 million reais (+12.2%) which were especially affected by the increase in TLC operating fees and charges;

•

depreciation and amortization amounted to 3,785 million reais in 2016, an increase of 423 million reais compared to 3,362 million reais in 2015 due to the effect of the acceleration of investments in the past two years.

Employees

Employees were 9,849 units at December 31, 2016, a decrease of 3,193 units compared to December 31, 2015 (13,042 units).

* * *

Agreement for the sale of telecommunication towers

On November 21, 2014, TIM Celular agreed to enter into a sale and leaseback transaction with American Tower do Brasil Cessão de Infraestruturas Ltda, or American Tower, for the sale of part of the mobile infrastructure (6,481 telecommunication towers) for a total value of around 3 billion reais. The sales agreement was signed in conjunction with a “Master Lease Agreement” with a term of 20 years and, accordingly, the transaction is to be considered as a partial sale and lease back.

In 2016, the fourth and fifth partial sale of 336 towers was completed at a price of approximately 134 million reais, corresponding to around 35 million euros. The final realized gain, already net of transaction costs, was 44 million reais (around 12 million euros at the 2016 average exchange rate). The amount of non-current assets reacquired under finance leases came to 93 million reais (around 24 million euros at the 2016 average exchange rate).

In 2016, finance leases were also taken out on newly-built towers for 15 million reais (about 4 million euros), as already envisaged in the contractual arrangements of November 21, 2014 with American Tower.

The sales of the first three blocks, for a total of 5,483 towers, were completed in 2015.

❖	Discontinued operations/Non-current assets held for sale (Sofora—Telecom Argentina group)

On March 8, 2016, the TIM Group completed the sale of Sofora—Telecom Argentina group after receiving approval from Enacom, the Argentine communications regulator.

A summary is provided below of the income statement impacts from the Sofora—Telecom Argentina group and its sale; the figures for 2016 have been translated at the average exchange rate for the period January 1—March 8 (15.7981 pesos per euro), whereas the figures for 2015 have been translated at the related average exchange rate (10.26890 pesos per euro).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

			1.1-3.8	Year ended December 31,
			2016	2015
			(millions of euros)
Revenues			504	3,943
Operating profit (loss)			133	1,035
Finance income (expenses), net			(42)	(94)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			91	941
Income tax expense			(32)	(320)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A)		59	621
Other minor entries	(B)			(10)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(C=A+B)		59	611

Income statement effects on the selling entities:
Net gains on disposal			307
Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations			(304)
Income tax expense relating to the disposal			(15)

	(D	)	(12)	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	(C+D	)	47	611

Attributable to:
Owners of the Parent			(3)	89
Non-controlling interests			50	522

Further details are provided in the “Note—Discontinued operations/Non-current assets held for sale” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

5.2.8    YEAR ENDED DECEMBER 31, 2015 COMPARED WITH YEAR ENDED DECEMBER 31, 2014

Following certain corrections of errors made in 2016 within the Brazil Business Unit, the data for the years 2015 and 2014 have been appropriately adjusted and referred to as “revised” (for further details please see the Note “Form, Content and other general information—The correction of errors” of the Notes to the 2016 Consolidated Financial Statements included elsewhere in this Annual Report”).

Data relating to other Business Units are historical, therefore they do not take into account the changes occurred in 2016 for Persidera and Olivetti. As a result of this:

•	as of January 1, 2016, the Media Business Unit was included into the Domestic Business Unit (Core Domestic);

•	the company Olivetti, previously a separate Cash Generating Unit under Domestic Business Unit, from January 1, 2016 is part of the Core Domestic Cash Generating Unit under Domestic Business Unit.

❖	REVENUES

Revenues declined by 1,855 million euros, or 8.6%, from 21,574 million euros in 2014 to 19,719 million euros in 2015.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2015		2014
	(Revised)		(Revised)		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	15,001	76.1	15,303	70.9	(302)	(2.0)
Core Domestic	13,858	70.27	14,205	65.8	(347)	(2.4)
International Wholesale	1,314	6.7	1,244	5.8	70	5.6
Olivetti	172	0.9	227	1.1	(55)	(24.2)
Brazil	4,637	23.5	6,245	28.9	(1,608)	(25.7)
Media and Other Operations (2)	131	0.7	71	0.3	60	84.5
Adjustments and eliminations	(50)	(0.3)	(45)	(0.1)	(5)	11.1

Total Revenues	19,719	100.0	21,574	100.0	(1,855)	(8.6)

(1)

Revenues are total revenues of the various business units of the TIM Group before elimination of intercompany sales (but after elimination of sales between companies within the same major business area).

(2)	The Other Operations of the TIM Group consist of the financial companies and other minor companies not associated with the core business of the TIM Group.

The Domestic Business Unit (divided into Core Domestic, International Wholesale and Olivetti), recorded a decline in revenues for 2015 of 302 million euros (-2.0%), compared to 2014, but with an improvement in revenues from services (changes in each quarter of 2015, relative to the corresponding quarter of 2014, were: fourth quarter -1.1%, third quarter -1.5%, second quarter -1.7%, first quarter -3.3%). There were, however, positive signs over the course of 2015, with the decline in revenues, as compared to 2014, becoming smaller from quarter to quarter. This development is mainly due to an improvement in competition conditions, which permitted for an acceleration of growth for connection and content services for broadband and ultrabroadband networks, a steady hold on market share and a steady reduction in the declines of ARPU with respect to traditional services, mainly in the Mobile segment, which posted a positive performance in the fourth quarter of 2015, both in terms of total revenues (+0.7%) and revenues from services (+0.1%), as compared to the same period of 2014.

In 2015, the Brazil Business Unit generated revenues of 4,637 million euros (17,142 million reais), a decline of 1,608 million euros (2,360 million reais), or -25.7%, from 6,245 million euros in 2014 (19,502 million reais). The decline was mainly due to a decline in revenues from services, which was caused by further reductions in mobile termination rates and a contraction in revenues from traditional voice and SMS services. These declines were only partially offset by an increase in revenue generated by the innovative component.

Furthermore, revenues from product sales were 475 million euros in 2015 (1,755 million reais) compared to 1,016 million euros in 2014 (3,173 million reais), a decrease of 541 million euros, or 53.2%, likely reflecting the impact of the Brazilian macroeconomic crisis.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015 (Revised)	2014 (Revised)	Changes

	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	59	64	(5)	(7.8)
Recovery of employee benefit expenses, purchases and services rendered	32	27	5	18.5
Capital and operating grants	33	26	7	26.9
Damage compensations, penalties and sundry recoveries	25	36	(11)	(30.6)
Release of provisions and other payable items	75	132	(57)	(43.2)
Other income	63	116	(53)	(45.7)

Total other income	287	401	(114)	(28.4)

Total other Income declined by 114 million euros relative to 2014. In 2014, total other income included the full release of the remaining risk provisions, for an amount of 84 million euros, already allocated in the 2009 consolidated financial statements, with respect to the alleged administrative offense pursuant to Legislative Decree 231/2001, in connection with the “Telecom Italia Sparkle affair”.

❖	OPERATING EXPENSES

Our operating expenses amounted to 17,043 million euros in 2015, a decrease of 403 million euros, or 2.3% compared to 17,446 million euros in 2014.

The components of our operating expenses include the following:

•

Acquisition of goods and services amounted to 8,532 million euros in 2015, a decrease of 900 million euros compared to 2014 (9,432 million euros). The decline was mainly due to the Brazil Business Unit, which experienced a decline of 1,153 million euros (including a negative exchange rate effect of 559 million euros). The Domestic Business Unit, on the other hand, reported an increase of 215 million euros, mainly due to higher purchases of equipment and handsets, related to the increase of product sales. In 2015, this item also included approximately 102 million euros for special projects and agreements.

The following table sets forth the acquisition of goods and services for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015 (Revised)	2014 (Revised)	Changes

	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Purchase of goods	1,811	2,231	(420)	(18.8)
Portion of revenues to be paid to other operators and interconnection costs	2,080	2,403	(323)	(13.4)
Commercial and advertising costs	1,398	1,475	(77)	(5.2)
Power, maintenance and outsourced services	1,272	1,336	(64)	(4.8)
Rent and leases	699	742	(43)	(5.8)
Other service expenses	1,272	1,245	27	2.2

Total acquisition of goods and services	8,532	9,432	(900)	(9.5)

% on Revenues	43.3	43.7

For further details, please see “Note-Acquisition of goods and services”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2015 and 2014:

	Year ended December 31,
	2015	2014
	(Revised)	(Revised)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,769	2,697	72	2.7
Corporate restructuring expenses	446	8	438	n.s.

Total employee benefits expenses—Italy	3,215	2,705	510	18.9

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	374	410	(36)	(8.8)
Corporate restructuring expenses		4	(4)

Total employee benefits expenses—Outside Italy	374	414	(40.0)	(9.7)

Total employee benefits expenses	3,589	3,119	470	15.1

% on Revenues	18.2	14.5

Employee benefits expenses in 2015 totaled 3,589 million euros compared to 3,119 million euros in 2014, an increase of 470 million euros. The change was due to:

—

an increase of 72 million euros in the Italian component of ordinary employee expenses, mainly due to the increased contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which resulted in the addition of pay-scale points in April and October 2014, and the growth in the average workforce by 1,842 employees compared to 2014. In particular, the “Solidarity Contracts” applied by the Parent and T.I. Information Technology (now merged in TIM)—which entailed a reduction in working hours and a reduction in the average workforce—came to an end in April 2015, resulting in an increase of 2,062 average employees compared to 2014;

—

the recognition for 446 million euros of charges and provisions to Employee Benefits and other minor items. In particular, the Parent and other Group companies signed specific agreements with the trade unions in 2015 for the application of regulatory instruments that, from 2016 and subsequent years, will enable the management of personnel surpluses, resulting from the streamlining processes affecting all the companies operating in the TLC sector. These instruments will be implemented through solidarity contracts, with voluntary early retirement (in application of Article 4, paragraphs 1-7ter of law no. 92 of June 28, 2012,—the “Fornero law”) and through the use of mobility scheme under law no. 223/91. These expenses consisted of 422 million euros for the Parent TIM S.p.A., 17 million euros for the restructuring plan announced in May 2015 by Olivetti, 3 million euros for the company TI Information Technology (now merged in TIM), 2 million euros for HR Services, and 2 million euros for Telecom Italia Sparkle. More details are provided in the Note “Employee benefits expenses” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report;

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

The Group’s average salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(full time equivalent units, except percentages)
Average salaried workforce—Italy	49,361	47,519	1,842	3.9
Average salaried workforce—Foreign	12,192	11,766	426	3.6

Total average salaried workforce(1)	61,553	59,285	2,268	3.8
Non-current assets held for sale (Sofora—Telecom Argentina group)	15,465	15,652	(187)	(1.2)

Total Average salaried workforce—including Non-current assets held for sale (Sofora—Telecom Argentina group) (1)	77,018	74,937	2,081	2.8

(1)

Includes the average employees with temporary work contracts: 3 units in 2015 (2 in Italy and 1 outside Italy). In 2014 average employees with temporary work contracts were 9 units (4 in Italy and 5 outside Italy).

The Group’s employees at December 31, 2015 and 2014 were as follows:

	As of December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	52,555	52,882	(327)	(0.6)
Employees—Foreign	13,312	13,143	169	1.3

Total Employees (1)	65,867	66,025	(158)	(0.2)

Non-current assets held for sale (Sofora—Telecom Argentina group)	16,228	16,420	(192)	(1.2)

Total Employees—including Non-current assets held for sale (Sofora—Telecom Argentina) (1)	82,095	82,445	(350)	(0.4)

(1)	Includes employees with temporary work contracts: 3 units at December 31, 2015 and 9 units at December 31, 2014.

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015 (Revised)	2014 (Revised)	Changes

	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	345	375	(30)	(8.0)
Provision charges	330	84	246	292.9
Indirect duties and taxes	116	118	(2)	(1.7)
TLC operating fees	342	449	(107)	(23.8)
Penalties, compensation and administrative sanctions	292	68	224	329.4
Association dues and fees, donations, scholarships and traineeships	18	18
Sundry expenses	48	63	(15)	(23.8)

Total other operating expenses	1,491	1,175	316	26.9

% on Revenues	7.6	5.4

Other operating expenses were 1,491 million euros in 2015, compared to 1,175 million euros in 2014, an increase of 316 million euros. This change was mainly due to 518 million euros for provisions and costs

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

connected to regulatory disputes and sanctions, and liabilities related to these disputes, charges for specific transactions with customers and suppliers and costs related to disputes with former employees.

In particular:

•

write-downs and expenses in connection with credit management (345 million euros; 375 million euros in 2014) consisting of 270 million euros for the Domestic Business Unit (295 million euros in 2014) and 62 million euros for the Brazil Business Unit (80 million euros in 2014);

•

provision charges (330 million euros; 84 million euros in 2014) mainly consisting of 236 million euros for the Domestic Business Unit (6 million euros in 2014) and 86 million euros for the Brazil Business Unit (74 million euros in 2014);

•

TLC operating fees and charges (342 million euros; 449 million euros in 2014) consisting of 285 million euros for the Brazil Business Unit (399 million euros in 2014) and 56 million euros for the Domestic Business Unit (49 million euros in 2014).

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015 (Revised)	2014 (Revised)	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	1,788	1,854	(66)	(3.6)
Depreciation of tangible assets—owned and leased	2,347	2,430	(83)	(3.4)

Total depreciation and amortization	4,135	4,284	(149)	(3.5)

% on Revenues	21.0	19.9

The reduction in depreciation and amortization of 149 million euros was mainly attributable to the Domestic Business Unit (-85 million euros), which was affected by the revision of the useful lives of the passive infrastructure of the Mobile Base Transceiver Stations, which resulted in an overall impact of 51 million euros of lower depreciation, and to the Brazil Business Unit (-68 million euros, which includes the negative exchange rate effects of 152 million euros). Net of the exchange rate effect, the depreciation and amortization of the Brazil Business Unit would have increased by 85 million euros.

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

For further details, please see “5.2.9—Results of Operations of Business Units for the Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014—Brazil” included elsewhere in this Annual Report.

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

•	4 million euros for other items.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

For further details, please see “Note—Goodwill” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

❖	OPERATING PROFIT (LOSS)

Operating profit was 2,963 million euros in 2015 (4,529 million euros in 2014), a decrease of 1,566 million euros, or -34.6%, as a result of operating income and expenses described above.

In particular, in 2015, the TIM Group recognized certain operating expense and income items that are material in terms of amount and that, by their nature, do not occur continuously in the normal course of operations. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

In detail:

Year ended December 31,
(millions of euros)	2015
Acquisition of goods and services and Change in inventories
Expenses related to agreements and development of specific projects	112
Employee benefits expenses
Expenses related to restructuring and rationalization	446
Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	518
Gain from Brazil Towers disposal	(328)
Brazil goodwill impairment loss	240
Impairment losses on tangible assets	2

Impact on Operating profit	990

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

This item amounted to a positive 10 million euros in 2015 (a positive 16 million euros in 2014), essentially reflecting the gain from the sale of the non-controlling interest in SIA S.p.A., which took place in July 10, 2015.

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) showed an increase in net expenses of 331 million euros, from 2,190 million euros in 2014 to 2,521 million euros in 2015.

This increase was linked to the effects of the changes in certain non-monetary items—of a valuation and accounting nature, linked in particular to derivatives—and of bond buybacks, which were offset by the reduction in finance expenses connected to the related debt position.

In particular:

•

the negative impact of 454 million euros (174 million euros in 2014) relating to the fair value measurement through profit and loss – performed separately to its liability component—of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”);

•

a negative effect of 379 million euros in relation to the bond buybacks carried out during 2015 by TIM S.p.A. for a total of 3.8 billion euros. This impact resulted from the difference between the buyback prices and the values of the liabilities at the transaction date, net of the benefits from the termination of several hedging derivatives linked to the bonds repurchased. In 2014, the negative impact of the buybacks carried out during the period and the exercise of the early redemption option for a bond amounted to 62 million euros.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	INCOME TAX EXPENSE

This item amounted to 403 million euros, a decrease of 527 million euros compared to 2014 (930 million euros), mainly due to lower taxable income of the Parent and the unexpected full deductibility of labor costs from the IRAP tax base introduced by art. 1, c. 20 of the Stability Law 2014 (law n.190/14) which resulted in lower IRAP of approximately 60 million euros.

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

5.2.9    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2015 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2014

Following certain corrections of errors made in 2016 within the Brazil Business Unit, the data for the years 2015 and 2014 have been appropriately adjusted and referred to as “revised” (for further details please see the Note “Form, Content and other general information—The correction of errors” of the Notes to the 2016 Consolidated Financial Statements included elsewhere in this Annual Report).

Data relating to other Business Units are historical, therefore they do not take into account the changes occurred in 2016 for Persidera and Olivetti. As a result of this:

•	as of January 1, 2016, the Media Business Unit was included into the Domestic Business Unit (Core Domestic);

•	the company Olivetti, previously a separate Cash Generating Unit under Domestic Business Unit, from January 1, 2016 is part of the Core Domestic Cash Generating Unit under Domestic Business Unit.

❖	DOMESTIC

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	15,001	15,303	(302)	(2.0)
Operating profit (loss)	2,359	3,738	(1,379)	(36.9)
% of Revenues	15.7	24.4
Employees at year-end (units)	52,644	53,076	(432)	(0.8)

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

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

In detail:

•	revenues from Fixed-lined services amounted to 10,372 million euros in 2015, a decrease of 300 million euros compared to 2014 (-2.8%);

•

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

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

•	International Wholesale

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,314	1,244	70	5.6
Operating profit	85	172	(87)	(50.6)
% of Revenues	6.5	13.8
Employees at year-end (units)	645	641	4	0.6

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

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	172	227	(55)	(24.2)
Operating profit (loss)	(13)	(34)	21	61.8
% of Revenues	(7.6)	(15.0)
Employees at year-end (units)	258	586	(328)	(55.9)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

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

•

an increase of 60 million euros in ordinary employee expenses, mainly due to the increased contractual minimums established in the TLC National Collective Labor Agreement signed on February 1, 2013, which resulted in the addition of pay-scale points in April and October 2014, and the growth in the average workforce by a total of 1,691 average employees compared to 2014. In particular, the “Solidarity Contracts” applied by the Parent and T.I. Information Technology (now merged into TIM) – which entailed a reduction in working hours and a consequent reduction in the average workforce – came to an end in April 2015, resulting in an increase of 2,062 average employees compared to 2014;

•

the recognition of 429 million euros in charges and provisions to employee benefits, consisting of 422 million euros for the Parent TIM S.p.A., 3 million euros for Telecom Italia Information Technology, 2 million euros for HR Services and 2 million euros for Telecom Italia Sparkle. In particular, in 2015 the Parent signed specific agreements with the trade unions for the application of regulatory instruments that starting in 2016 will enable the management of personnel surpluses, resulting from the streamlining processes affecting the companies operating in the TLC sector. These instruments will be implemented through solidarity contracts, voluntary early retirements (in application of Article 4, paragraphs 1-7ter, of Law no. 92 of June 28, 2012, the “Fornero” law) and through the use of mobility scheme under law n. 223/91;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

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

Details of other operating expenses are shown in the table below:

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	270	295	(25)	(8.5)
Provision charges	236	6	230	n.s.
TLC operating fees and charges	56	49	7	14.3
Indirect duties and taxes	100	99	1	1.0
Sundry expenses	337	121	216	178.5

Total	999	570	429	75.3

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

* * *

The company Infrastrutture Wireless Italiane S.p.A. (“INWIT”) was established on January 14, 2015. On April 1, 2015, the Parent TIM S.p.A. transferred to INWIT the business unit consisting of around 11,500 sites in Italy that house the radio transmission equipment for mobile telephone networks for the Parent Company and other operators. In June 2015, an IPO was successfully completed for ordinary shares of INWIT S.p.A. on the Electronic Stock Exchange organized and managed by Borsa Italiana S.p.A., which was followed in July 2015 by the exercise of the greenshoe option. This transaction did not result in a loss of control for the TIM Group over INWIT and was therefore treated as a transaction between shareholders in accordance with the accounting standards. Accordingly, no impacts were recognized in the consolidated income statement and the effects of the transaction were recognized directly as an increase in Equity attributable to Owners of the Parent.

INWIT—Infrastrutture Wireless Italiane S.p.A.		As of December 31, 2015
Set of towers transferred from TIM to INWIT	No.	11,500
Number of shares in the IPO	No.	239,800,000
% of capital transferred		39.97%
IPO unit price per share	euro	3.65
Total consideration received, net of transaction costs	million euros	854
Increase in Equity attributable to Owners of the Parent	million euros	279
TIM percentage interest in INWIT at December 31, 2015		60.03%

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015 (Revised)	2014 (Revised)	2015 (Revised)	2014 (Revised)	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	4,637	6,245	17,142	19,502	(2,360)	(12.1)
Operating profit	638	794	2,358	2,480	(122)	(4.9)
% of Revenues	13.8	12.7	13.8	12.7
Employees at year-end (units)	13,042	12,841	13,042	12,841	201	1.6

Revenues

Revenues for 2015, amounted to 17,142 million reais and decreased by 12.1% compared to 2014 (-2,360 million reais).

Service revenues totaled 15,387 million reais, a decrease of 942 million reais compared to 16,329 million reais for 2014 (-5.8%). The decline in revenues was partly attributable to the revenues from incoming SMS and mobile traffic, due to the reduction in the mobile termination rate (MTR) and lower volumes, as well as traditional voice and SMS outgoing traffic. This was partially offset by an increase in revenue generated by the innovative component, mobile data and VAS content.

Revenues from product sales were 1,755 million reais (3,173 million reais in 2014; -44.7%), likely reflecting the impact of the Brazilian macroeconomic crisis.

The total number of lines as of December 31, 2015 amounted to 66,234 thousand, a decrease of 9,487 thousand compared to December 31, 2014. This corresponds to a market share of approximately 25.7% (27% at December 31, 2014).

Operating profit

Operating profit amounted to 2,358 million reais, down 122 million reais compared to 2014. This result was affected by goodwill impairment losses totaling 887 million reais and the positive impacts arising from the conclusion of the sale of the first three tranches of telecommunications towers to American Tower do Brasil. More specifically, at the time of the sales, the gains arising on the assets sold amounted to 1,211 million reais net of transaction costs.

With regard to changes in operating costs, the following table sets forth certain expenses for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015 (Revised)	2014 (Revised)	2015 (Revised)	2014 (Revised)	Changes

			(a)	(b)	(a-b)%
	(millions of euros)		(millions of Brazilian reais, except percentages)
Acquisition of goods and services	2,443	3,596	9,033	11,229	(2,196)	(19.6)
Employee benefits expenses	349	379	1,289	1,183	106	9.0
Other operating expenses	470	597	1,736	1,865	(129)	(6.9)
Change in inventories	33	11	122	33	89	269.7
Depreciation and amortization	909	977	3,362	3,049	313	10

•	acquisition of goods and services amounted to 9,033 million reais in 2015 (11,229 million reais in 2014), a decrease of 2,196 million reais;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

•

employee benefits expenses, amounting to 1,289 million reais in 2015, up 106 million reais compared to 2014 (+9.0%). The ratio of employee benefits expenses to total revenues rose to 7.5%, up 1.4 percentage point on 2014. The average workforce grew from 11,451 employees in 2014 to 11,931 employees in 2015;

•	other operating expenses amounted to 1,736 million reais, a decrease of 6.9% on 2014. The expenses were broken down as follows:

	Year ended December 31,
	2015 (Revised)	2014 (Revised)	Changes

	(a)	(b)	(a-b)%
	(millions of Brazilian reais, except percentages)
Writedowns and expenses in connection with credit management	230	249	(19)	(7.6)
Provision charges	320	232	88	37.9
TLC operating fees	1,054	1,247	(193)	(15.5)
Indirect duties and taxes	51	51
Sundry expenses	81	86	(5)	(5.8)

Total	1,736	1,865	(129)	(6.9)

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

The merger of Telecom Italia Media S.p.A. into TIM S.p.A. was completed on September 30, 2015, effective retroactively, for accounting and tax purposes, as of January 1, 2015.

The table below shows the figures for the Media Business Unit which, for the first half of 2014, did not include the results of Rete A.

	Year ended December 31,
	2015	2014	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	82	71	11	15.5
Operating profit (loss)	14	6	8	n.s.
% of Revenues	17.1	8.5
Employees at year-end (units) (*)	64	89	(25)	(28.1)

(*)	Includes employees with temp work contracts: nil at December 31, 2015, 1 at December 31, 2014.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

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

Employees

Employees were 64 at December 31, 2015, a decrease of 25 units compared to December 31, 2014 (89 units).

❖	Discontinued operations/Non-current assets held for sale (Sofora—Telecom Argentina group)

On March 8, 2016, the TIM Group completed the sale of Sofora-Telecom Argentina group, after having received the approval of Enacom, the Argentine communications regulator.

The results of the Sofora—Telecom Argentina group, which were classified under “Discontinued operations/Non-current assets held for sale” following the agreement for the sale to Fintech entered into on November 13, 2013 and subsequently amended on October 24, 2014, are shown below. Specifically, following those agreements:

•

the first closing took place on October 29, 2014 and, as a result, 17% of the Sofora capital was sold. Consideration was received for this closing—also including other related assets—totaling US$ 215.7 million (around 170 million euros); this resulted in the direct and indirect economic interest in Telecom Argentina group of the TIM group being reduced from 19.30% to 14.47%;

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

The following table sets forth certain financial and other data for the Sofora—Telecom Argentina group for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014	2015	2014	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Argentine pesos, except percentages and employees)
Revenues	3,943	3,097	40,495	33,341	7,154	21.5
Operating profit	1,035	804	10,632	8,657	1,975	22.8
% of Revenues	26.2	26.0	26.3	26.0
Employees at year-end (units)	16,228	16,420	16,228	16,420	(192)	(1.2)

Revenues

Revenues for 2015 amounted to 40,495 million pesos, increasing 7,154 million pesos (+21.5%) compared to 2014 (33,341 million pesos), mainly due to the growth in ARPU. The main source of revenues was mobile telephony, which accounted for about 73% of the consolidated revenues of the Sofora—Telecom Argentina group, an increase of 20.1% compared to 2014.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2016

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

5.3    LIQUIDITY AND CAPITAL RESOURCES

The TIM Group’s policy is to manage financial risks (market risk, credit risk and liquidity risk) by defining, at a central level, guidelines for directing operations, identifying the most appropriate financial instruments to meet pre-determined objectives, monitoring the results achieved and excluding the use of financial instruments for speculative purposes.

TIM has a centralized Finance Department which operates in the interests of the entire Group:

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

Furthermore, the TIM Group has a centralized financial risk management policy for market, credit and liquidity risks. For additional details on funding and treasury policies and risk policies reference should be made to the “Note—Financial Assets (non-current and current)” and “Note—Financial risk management” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The TIM Group’s goal is to achieve an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin (composed by cash and cash equivalents, marketable securities and undrawn committed credit lines) to cover refinancing requirements at least for the next 12-18 months.

5.3.1    LIQUIDITY

TIM Group’s primary source of liquidity is cash generated from operations and its principal use of funds are the payment of operating expenses, capital expenditures and investments, the servicing of debt and the payment of dividends to shareholders.

For additional details, reference should be made to the “Note—Financial Assets (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The table below summarizes, for the periods indicated, the TIM Group’s cash flows.

	Year ended December 31,
	2016	2015 (Revised)	2014 (Revised)
	(millions of euros)
Cash flows from (used in) operating activities	5,706	5,070	5,197
Cash flows from (used in) investing activities	(3,964)	(5,385)	(5,710)
Cash flows from (used in) financing activities	(1,263)	(902)	(273)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale (*)	(45)	(19)	(499)

Aggregate cash flows (A)	434	(1,236)	(1,285)
Net cash and cash equivalents at beginning of the year (**) (B)	3,216	4,910	6,296
Net foreign exchange differences on net cash and cash equivalents (C)	302	(458)	(101)

Net cash and cash equivalents at end of the year (**) (D=A+B+C)	3,952	3,216	4,910

(*)	For further details please see the Note “Discontinued operations/non-current assets held for sale” of the Consolidated Financial Statements included elsewhere in this Annual Report.
(**)

For further details please see the Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014 of the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows from operating activities. Cash flows from operating activities were 5,706 million euros in 2016, 5,070 million euros in 2015 and 5,197 million euros in 2014.

2016 compared to 2015

The increase of 636 million euros in 2016 compared to 2015 was mainly attributable to:

•	an increase in profit (loss) from continuing operations of 1,869 million euros (a profit of 1,919 million euros in 2016 compared to a profit of 50 million euros in 2015);

•	a positive effect of net change in deferred tax assets and liabilities equal to 83 million euros (a net source of 38 million euros in 2016 compared to a net use of 45 million euros in 2015);

•	a positive effect of change in trade payables of 710 million euros (a net source of 229 million euros compared to a net use of 481 million euros in 2015); and

•

a positive effect of losses (gains) realized on disposals of non-current assets (including investments) of 328 million euros (a net use of 15 million euros in 2016 compared to a net use of 343 million euros in 2015);

•

a positive effect of net change in current income tax receivables/payables equal to 568 million euros (a net source of 581 million euros in 2016 compared to a net source of 13 million euros in 2015); and

•	an increase in depreciation and amortization of 156 million euros (4,291 million euros in 2016 compared to 4,135 million euros in 2015).

Such increases in cash flows were offset in part by:

•

a negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of 1,549 million euros (a net use of 915 million euros in 2016 compared to a net source of 634 million euros in 2015);

•

a negative effect of change in trade receivables and net amounts due from customers on construction contracts equal to 720 million euros (a net use of 310 million euros in 2016 compared to a net source of 410 million euros in 2015);

•	a negative effect of change in provisions for employee benefits of 520 million euros (a net use of 131 million euros in 2016 compared to a net source of 389 million euros in 2015); and

•

a negative effect of impairment losses (reversals) on non-current assets (including investments) of 247 million euros (a net source of 6 million euros in 2016 compared to a net source of 253 million euros in 2015).

2015 compared to 2014

The decrease of 127 million euros in 2015 compared to 2014 was mainly attributable to:

•	a decrease in profit (loss) from continuing operations of 1,370 million euros (a profit of 50 million euros in 2015 compared to a profit of 1,420 million euros in 2014);

•	a negative effect of net change in current income tax receivables/payables equal to 340 million euros (a net source of 13 million euros in 2015 compared to a net source of 353 million euros in 2014);

•

a negative effect of losses (gains) realized on disposals of non-current assets (including investments) of 314 million euros (a net use of 343 million euros in 2015 compared to a net use of 29 million euros in 2014);

•	a negative effect of net change in deferred tax assets and liabilities equal to 232 million euros (a net use of 45 million euros in 2015 compared to a net source of 187 million euros in 2014);

•	a negative effect of change in trade payables of 158 million euros (a net use of 481 million euros in 2015 compared to a net use of 323 million euros in 2014); and

•	a decrease in depreciation and amortization of 149 million euros (4,135 million euros in 2015 compared to 4,284 million euros in 2014).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Such decreases in cash flows were offset in part by:

•

a positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of 1,218 million euros (a net source of 634 million euros in 2015 compared to a net use of 584 million euros in 2014);

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

Cash flows used in investing activities. Cash flows used in investing activities were 3,964 million euros in 2016, 5,385 million euros in 2015 and 5,710 million euros in 2014.

2016 compared to 2015

The decrease in cash used in investing activities in 2016 compared to 2015 of 1,421 million euros was due to:

•

an increase of 492 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of (492 million euros in 2016 compared to nil in 2015);

•	a decrease in capital expenditures (intangible and tangible assets on a cash basis) of 768 million euros (4,658 million euros in 2016 compared to 5,426 million euros in 2015); and

•	a positive effect of change in financial receivables and other financial assets of 810 million euros (a source of 175 million euros in 2016 compared to a net use of 635 million euros in 2015).

Such effects were offset in part by:

•

a decrease of 675 million euros in proceeds from sale/repayments of intangible, tangible and other non-current assets (a net source of 42 million euros in 2016 compared to a net source of 717 million euros in 2015).

2015 compared to 2014

The decrease in cash used in investing activities in 2015 compared to 2014 of 325 million euros was due to:

•

an increase of 639 million euros in proceeds from sale/repayments of intangible, tangible and other non-current assets (a net source of 717 million euros in 2015 compared to a net source of 78 million euros in 2014); and

•	a negative effect of change in financial receivables and other financial assets of 483 million euros (a net use of 635 million euros in 2015 compared to a net use of 1,118 million euros in 2014).

Such effects were offset in part by:

•	an increase in capital expenditures (intangible and tangible assets on a cash basis) of 767 million euros (5,426 million euros in 2015 compared to 4,659 million euros in 2014).

Cash flows used in financing activities. Cash flows used in financing activities were 1,263 million euros in 2016, 902 million euros in 2015 and 273 million euros in 2014.

Cash flows used in financing activities in 2016 of 1,263 million euros reflected mainly the following:

•

a net use in financial liabilities and other of 1,040 million euros, as a result of the issuance of new debt (a source of 3,561 million euros), the change in current financial liabilities and other (a net use of 437 million euros) and the repayments of non-current financial liabilities (a use of 4,164 million euros); and

•	the payment of dividends of 227 million euros.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

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

Cash flows used in financing activities in 2014 of 273 million euros reflected mainly the following:

•

a net use of financial liabilities and other of 195 million euros, as a result of the issuance of new debt (a source of 4,377 million euros), the change in current financial liabilities and other (a net source of 1,305 million euros) and the repayments of non-current financial liabilities (a use of 5,877 million euros); and

•	the payment of dividends of 252 million euros.

5.3.2 CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “5.2.3—Non-GAAP Financial Measures”.

On a consolidated basis, at December 31, 2016 Net Financial Debt was 25,955 million euros compared to 28,475 million euros at December 31, 2015 and compared to 28,021 million euros at December 31, 2014.

In our 2017-2019 Plan, we reaffirmed our commitment to maintaining strong financial discipline as a strategic priority. We expect the Group’s Net Financial Debt to benefit, among other things, from planned efforts to increase efficiency.

Please see “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which could cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information—3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial targets we have established.

Net Financial Debt as of December 31, 2016, 2015 and 2014 is set forth in the following table.

	As of December 31,
	2016	2015	2014
	(millions of euros)
Non-current financial liabilities	30,469	30,518	32,325
Current financial liabilities	4,056	6,224	4,686
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale		348	43

Gross financial debt (A)	34,525	37,090	37,054

Non-current financial assets (B)	(2,698)	(2,989)	(2,445)

Current financial asset:
Securities other than investments	(1,519)	(1,488)	(1,300)
Financial receivables and other current financial assets	(389)	(352)	(311)
Cash and cash equivalents	(3,964)	(3,559)	(4,812)

Total current financial assets (C)	(5,872)	(5,399)	(6,423)

Financial assets relating to Discontinued operations/Non-current assets held for sale (D)		(227)	(165)

Financial assets (E=B+C+D)	(8,570)	(8,615)	(9,033)

Net financial debt (A+E)	25,955	28,475	28,021

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The non-current portion of gross financial debt was 30,469 million euros at December 31, 2016 (30,518 million euros at December 31, 2015 and 32,325 million euros at December 31, 2014) and corresponds to 88.25% of total gross financial debt.

The TIM Group financial risk management policies aim to diversify market risks, hedging exchange rate risk in full and optimizing interest rate exposure through an appropriate diversification of the portfolio, which is also achieved through the use of carefully selected derivative financial instruments. Such instruments are not used for speculative purposes and all have an underlying, which is hedged.

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

CHANGE IN NET FINANCIAL DEBT DURING 2016

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2016:

(millions of euros)
Net financial debt as of December 31, 2015	28,475
Capital expenditures	4,876
Change in finance lease contracts	232
Dividends paid	227
Financial investments	15
Share capital increases/decreases	(4)
Disposal of investments and other divestitures	(745)
Cash flows from operating activities, net of other uses (sources)	(7,121)

Net change in 2016	(2,520)

Net financial debt as of December 31, 2016	25,955

In particular:

•	Capital expenditures on an accrual basis were 4,876 million euros in 2016, a decrease of 321 million euros compared to 2015. The breakdown is as follows:

	Year ended December 31,
	2016		2015		Changes
	(a)	% of total	(b)	% of total	(a-b)
	(millions of euros, except percentages)
Domestic(*)	3,709	76.1	3,900	75.0	(191)
Brazil	1,167	23.9	1,289	24.8	(122)
Other activities			8	0.2	(8)
Adjustments

Total consolidated capital expenditures	4,876	100.0	5,197	100.0	(321)

% on revenues	25.6		26.4

(*)

Following the change in the business mission of Persidera, the Media Business Unit was included into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the capital expenditures of the Domestic Business Unit for 2016 would have totaled 3,702 million euros.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Capital expenditures in 2016 totaled 4,876 million euros, down 321 million euros on 2015. In particular:

•

the Domestic Business Unit posted capital expenditures of 3,709 million euros, a decrease of 191 million euros compared to 2015, which comprised, inter alia, the investment for the user rights related to the L band frequencies (231 million euros) and for the extension of the GSM license (117 million euros).

The Group continued to engage in selective capital expenditures by identifying projects with higher returns, targeted at innovation and transformation, while maintaining its focus on ultrabroadband coverage and service quality. In the domestic market, capital expenditures for the development of next-generation network (NGN) infrastructure enabled the fiber-optic coverage to reach 60% of housing units and the 4G (LTE) network to cover 96% of the population;

•

the Brazil Business Unit reported a decline of 122 million euros in capital expenditures in 2016 (including a negative exchange rate effect of 55 million euros compared to 2015 due to the combined effects of the efficiency measures initiated in the course of 2016 (renegotiation of contracts with suppliers and projects to optimize recurring expenses on the traditional investment components) and a more efficient allocation of capital to infrastructure investments for the development of 4G coverage. Through these initiatives the development of the mobile broadband network was advanced, with a urban population coverage at year-end 2016 of 89% on the 3G network (up 7 percentage points from 2015) and 74% on the 4G network (up 15 percentage points compared to 2015).

•

Change in finance lease contracts amounted to 232 million euros in 2016. This item mainly represents the higher value of tangible assets under finance lease, which also reflects the associated higher financial payables, recorded mainly as a result of contractual renegotiations by TIM S.p.A. in 2016 within the real estate transformation project and the new rental agreements for industrial autovehicles, and of the finance lease contract concluded by the TIM Brasil group with respect to the telecommunications towers.

•	Financial investments amounted to 15 million euros in 2016 and mainly consisted of the following:

•

6 million euros for the payment made by INWIT S.p.A., net of the cash acquired, for the acquisition of the investments in Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l.; such companies were subsequently merged with and into INWIT;

•	5 million euros for the subscription of units in the company Northgate Telecom Innovations Partners L.P. Fund;

•	4 million euros for the payment, net of the cash acquired, for the acquisition of the investment in Noverca S.r.l..

•	Disposal of investments and other divestitures amounted to 745 million euros in 2016 and principally relates to:

•

the sale of the Sofora—Telecom Argentina group for 704 million euros (545 million euros representing the price and 159 million euros for the deconsolidation of the related net financial debt), with the remaining amount relating to disposals of assets as part of normal operations;

•	the proceeds of 134 million reais (corresponding to around 35 million euros) realized by the Brazil Business Unit in 2016 from the sale of telecommunications towers.

***

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

Sales of receivables to factoring companies completed during 2016 resulted in a positive effect on net financial debt of 1,091 million euros as of December 31, 2016 (1,106 million euros as of December 31, 2015).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

CHANGE IN NET FINANCIAL DEBT DURING 2015

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2015:

(millions of euros)
Net financial debt as of December 31, 2014	28,021
Capital expenditures	5,197
Change in finance lease contracts	1,523
Dividends paid	204
Financial investments	51
Share capital increases/decreases	(186)
Disposal of investments and other divestitures	(1,571)
Cash flows from operating activities, net of other uses (sources)	(4,764)

Net change in 2015	454

Net financial debt as of December 31, 2015	28,475

In particular:

•	Capital expenditures on an accrual basis were 5,197 million euros in 2015, an increase of 213 million euros compared to 2014. The breakdown is as follows:

	Year ended December 31,
	2015		2014		Changes
	(a)	% of total	(b)	% of total	(a-b)
	(millions of euros, except percentages)
Domestic	3,900	75.0	2,783	55.8	1,117
Brazil	1,289	24.8	2,195	44.0	(906)
Media, and other activities	8	0.2	6	0.2	2
Adjustments

Total consolidated capital expenditures	5,197	100.0	4,984	100.0	213

% on revenues	26.4		23.1

In particular:

•	the Domestic Business Unit reported an increase of 1,117 million euros in capital expenditures in 2015. This increase is primarily due to:

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

•

the Brazil Business Unit reported a decline of 906 million euros in capital expenditures in 2015 (including a negative exchange rate effect of 341 million euros). These capital expenditures were mainly aimed at the development of the industrial infrastructure and sales-support platforms. The 2014 capital expenditures included the acquisition of the user rights for the 700MHz frequency totaling 936 million euros.

•

Change in finance lease contracts amounted to 1,523 million euros in 2015. This item mainly represents the higher value of tangible assets under finance lease, which also reflects the associated higher financial payables, recorded mainly as a result of contractual renegotiations that took place during 2015 as part of the project of transformation of real estate assets by TIM S.p.A. (1,178 million euros) and of the finance lease contract by the TIM Brasil group with respect to the telecommunications towers (1,245 million reais, or, approximately 337 million euros).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	Financial investments amounted to 51 million euros in 2015 and mainly referred to disbursements of:

•	23 million euros for the acquisition of 50% of the share capital of Alfiere S.p.A., a real estate company that owns several buildings in the EUR district of Rome;

•

6 million euros for the purchase, in July 2015, of 100% of the equity capital of Alfabook S.r.l.; this transaction represented a financial investment (of which 5 million euros represented the price and 1 million euros was related to the net financial debt acquired); and

•	approximately 9 million euros, in October 2015, for the withdrawal rights exercised by the previous shareholders of Telecom Italia Media S.p.A., which was merged into TIM on September 30, 2015.

•	Disposal of investments and other divestitures amounted to 1,571 million euros in 2015 and principally related to:

•

854 million euros, net of the related transaction costs, resulting from the placement of 39.97% of the share capital of Infrastrutture Wireless Italiane S.p.A. (INWIT), which took place in June 2015, followed, in July 2015, by the exercise of the greenshoe option;

•	2,498 million reais (approximately 676 million euros) of proceeds generated by the Brazil Business Unit from the sale of the first tranches of telecommunications towers to American Tower do Brasil;

•	19 million euros from the sale of the company Teleleasing S.p.A., which took place in December 2015;

•	9 million euros from the sale of the company SIA S.p.A., classified under Other investments, which took place in July 2015;

•	for the remaining amount, to the disposal of assets in the normal operating cycle.

* * *

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

Sales of receivables to factoring companies completed during 2016 resulted in a positive effect on net financial debt of 1,091 million euros as of December 31, 2016 (1,016 million euros as of December 31, 2015).

Gross Financial Debt

On a consolidated basis, at December 31, 2016, our gross financial debt amounted to 34,525 million euros (37,090 million euros at December 31, 2015) and included non-current financial liabilities (long-term debt) of 30,469 million euros (30,518 million euros at December 31, 2015) and current financial liabilities (short-term debt) of 4,056 million euros (6,224 million euros at December 31, 2015).

At December 31, 2015, gross financial debt included also 348 million euros of financial liabilities directly associated with Discontinued operations/Non-current assets held for sale.

As of December 31, 2016, approximately 66.1% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling and Brazilian Reais.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2016		As of December 31, 2015
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,504	7,119	8,463	7,774
GBP	2,017	2,356	2,041	2,781
BRL	7,128	2,075	6,442	1,515
JPY	20,032	162	20,036	153
EURO		22,813		24,519

		34,525		36,742
Discontinued operations/Non-current assets held for sale				348

Total gross financial debt		34,525		37,090

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

Inactive programs:

•

the Shelf Registration Statement, which expired on December 29, 2011, for the issuance, by TIM S.p.A.’s wholly-owned subsidiary Telecom Italia Capital S.A. and under a guarantee by TIM S.p.A., of an indeterminate amount of debt securities at various terms, rates and maturities;

•	the Olivetti Euro Medium Term Note Programme, for the issuance of a total amount of 15 billion euros in debt (or the equivalent in other currencies), at various terms, rates and maturities; and

•

the Old Telecom Italia Global Medium Term Note Program (“Global Note Program”), for the issuance of a total amount of U.S.$12 billion in debt (or the equivalent in other currencies), at various terms, rates and maturities.

The following table highlights the utilization of the above mentioned EMTN Programme at the end of 2016.

		As of December 31, 2016
		EMTN Programme
		(millions of euros)
Total amount of the program (max outstanding notes)	(A)	20,000.00

Notes and bonds issued		28,552.79
Notes and bonds repaid		(15,300.72)

Net utilization of the program	(B)	13,252.07

Remaining available amount of the program	(A-B)	6,747.93

Notes and bonds

At December 31, 2016 we had notes and bonds outstanding of 22,964 million euros (23,564 million euros at December 31, 2015). The nominal repayment amount at December 31, 2016 was 22,417 million euros, a decrease of 530 million euros compared to December 31, 2015 (22,947 million euros).

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Changes in bonds during 2016 were as follows:

	Currency	Amount (millions)	Issue date
NEW ISSUES
Telecom Italia S.p.A. 750 million euros 3.6250% maturing 01/19/2024	Euro	750	01/20/2016
Telecom Italia S.p.A. 1,000 million euros 3.6250% maturing 05/25/2026	Euro	1,000	05/25/2016
Telecom Italia S.p.A. 1,000 million euros 3.000% maturing 09/30/2025	Euro	1,000	09/30/2016

	Currency	Amount (millions)	Repayment date
REPAYMENTS
Telecom Italia S.p.A. 5.125% 663 million euros (1)	Euro	663	01/25/2016
Telecom Italia S.p.A. 8.250% 708 million euros (2)	Euro	708	03/21/2016
Telecom Italia S.p.A. EURIBOR 3M + 0.79% 400 million euros	Euro	400	06/07/2016

(1)	Net of buybacks by TIM S.p.A. of 337 million euros during 2014 and 2015.

(2)	Net of buybacks by TIM S.p.A. of 142 million euros during 2014.

BUYBACKS

Bond Title	Outstanding nominal amount prior to the Tender Offer (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Telecom Italia S.p.A.—400 million GBP, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	06/29/2016

On November 15, 2016, a mandatory conversion at maturity took place in connection with the “€1,300,000,000 6.125% Guaranteed Subordinated Mandatory Convertible Bonds due 2016” issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.. These bonds were converted on the basis of the final conversion ratio (Relevant conversion ratio) of 131,018.75372, corresponding to 1,702,850,712 new ordinary shares of TIM S.p.A., representing approximately 11.2% of the ordinary share capital of the Company or 8% on a fully diluted basis.

On September 22, 2016, a total of 360,100 TIM ordinary shares were issued following a voluntary conversion notice for the nominal amount of 300,000 euros.

With respect to the TIM S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2016, the amount was 201 million euros (nominal amount) and increased by 1 million euros compared to December 31, 2015 (200 million euros).

For further details about the outstanding notes and bonds as of December 31, 2016 please see also “Note—Financial liabilities (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2016.

	As of December 31, 2016		As of December 31, 2015
	Committed	Drawdown	Committed	Drawdown
	(billions of euros)
Revolving Credit Facility—expiring May 2019	4.00		4.00
Revolving Credit Facility—expiring March 2020	3.00		3.00

Total	7.00	—	7.00	—

TIM has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros, expiring on May 24, 2019 and March 25, 2020, respectively. No amounts have been drawn from these facilities.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

TIM also has access to:

•	a bilateral term loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral term loan from Cassa Depositi e Prestiti, expiring in April 2019 for 100 million euros, drawn down for the full amount;

•	two bilateral term loans from Mediobanca; one for 200 million euros expiring in November 2019 and another for 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral term loan from ICBC expiring in July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	a Hot Money loan from Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 8.02 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.1%.

For further details about the maturities of financial liabilities in terms of the expected nominal repayment amounts, as contractually agreed, please see below “Contractual Obligations and Commitments”.

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin was 12,483 million euros at December 31, 2016 corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 5,483 million euros (5,047 million euros at December 31, 2015), and the committed credit lines, mentioned above, of which a total of 7,000 million euros had not been drawn down. This margin is sufficient to cover the Group’s Financial Liabilities due at least for the next 24 months.

In particular:

•

Cash and cash equivalents amounted to 3,964 million euros (3,559 million euros at December 31, 2015). The different technical forms of investing available cash at December 31, 2016 can be analyzed as follows:

•	Maturities: all deposits have a maximum maturity of three months;

•

Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

•

Securities, other than investments, amounted to 1,519 million euros (1,488 million euros at December 31, 2015). These forms of investment represent alternatives to the investment of liquid funds with the aim of improving returns. They consist of 258 million euros of Italian treasury bonds purchased by TIM S.p.A. and 548 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A. as well as 573 million euros of bonds purchased by Telecom Italia Finance S.A. with varying maturities but all having active trading markets and readily convertible into cash. The purchases of the above government bonds, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012. In addition, the Brazil Business Unit made an investment of 140 million euros in a monetary fund that invests almost entirely in U.S. dollar instruments.

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

Off-Balance Sheet Arrangements

Guarantees, net of back-to-back guarantees received, amounted to 15 million euros.

The guarantees provided by third parties to Group companies, amounting to 5,695 million euros, consisted of guarantees for loans received (1,771 million euros) and of performance under outstanding contracts (3,924 million euros).

The guarantees provided by third parties for TIM S.p.A. obligations include the surety issued in favor of the Ministry of Economic Development for 38 million euros, for the commitment made by the Company to build equipment networks with eco-sustainable characteristics. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

A surety was also issued in October 2016 on behalf of Telecom Italia Sparkle, in favor of the Italian Revenue Agency—Lazio Regional Department, for 198 million euros, upon the outcome of the summary suspension order for the provisional execution of the ruling issued by the Provincial Tax Commission of Rome, which had rejected the Company’s appeal against the fines issued by the Italian Revenue Agency—Lazio Regional Department for a total amount of 280 million euros (see paragraph a)—Significant disputes and pending legal actions). The guarantee has been issued in accordance with Article 68 of Italian Legislative Decree 546/1992 and gives the Italian Revenue Agency—Lazio Regional Department the right, with respect to the appeal lodged by the Company, to collect an amount equal to 2/3 of the original claim

For further details please see “Note—Contingent liabilities, other information, commitments and guarantees” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Contractual Obligations and Commitments

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future based on nominal amounts.

As of December 31, 2016, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2017	2018	2019	2020	2021	After 2021	Total
	(millions of euros)
Bonds	2,049	1,817	2,546	1,267	563	14,175	22,417
Amounts due to banks, other financial payables and liabilities	567	1,355	1,918	750	702	225	5,517
Finance lease liabilities	141	124	110	109	108	1,984	2,576

Total	2,757	3,296	4,574	2,126	1,373	16,384	30,510
Current financial liabilities	596						596

Total	3,353	3,296	4,574	2,126	1,373	16,384	31,106

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.3.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units.

	Year ended December 31,
	2016	2015	2014
	(millions of euros)
Capital expenditures on tangible assets:
Domestic (*)	2,596	2,446	1,782
Brazil	639	784	774
Media and Other Operations (*)		8	6
Adjustments and eliminations

Total capital expenditures on tangible assets (1)	3,235	3,238	2,562
Capital expenditures on intangible assets (2)	1,641	1,959	2,422

Total capital expenditures (3)	4,876	5,197	4,984

(*)

Following the change in the business mission of Persidera, the Media Business Unit was included into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without the change, the capital expenditures on tangible assets of the Domestic Business Unit would have totaled 2,590 million euros.

(1)	Capital expenditures on tangible assets are mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(2)	Capital expenditures on intangible assets include expenditures for software for telecommunications systems and licenses.

(3)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

The capital expenditures planned for the 2017-2019 period at the TIM Group level in Italy and in Brazil are:

•	11 billion euros of investments in Italy, approximately 5 billion euros of which will be dedicated to speeding up the development of the ultrabroadband networks;

•	less than 12 billion reais of investments in Brazil, mainly for the deployment of the broadband mobile network.

* * *

For details about market risk disclosures please see “Item 11. Quantitative And Qualitative Disclosures About Market Risks”.

Item 5. Operating And Financial Review And Prospects	Research and Development

5.4    RESEARCH AND DEVELOPMENT

TIM: a strategically important group

TIM operates the largest fixed voice and data infrastructure in Italy, covering the whole of the country, and provides one of the country’s most extensive and advanced mobile network platforms. Therefore, in terms of size, ubiquity and infrastructural and technological assets, it is a “system company”, integrated with the territory and with the social, economic and production fabric, with a pervasive role for the whole of the country’s economy and the competitiveness of its companies, the efficiency of local governmental bodies and, more generally, the welfare of its citizens.

The Group produces approximately 0.7% of the added value of Italian Gross Domestic Product6. In Italy, the Group employs approximately 50 thousand people directly and approximately 100 thousand people indirectly, i.e., employees operating on projects connected with the business of TIM, which corresponds to approximately 1% of Italy’s entire private sector.

In recent years, we have witnessed a “digital transformation” process involving every player in the economy (changes in technology and in working methods) and society, with major and widespread global impacts. This process is the basis for the development of new business models, which are themselves part of new “ecosystems”, based on enabling platforms like information systems, customer experience, analytics, intelligence, etc. which require fast technological evolution, particularly to ensure, quickly and safely, that significant amounts of information can be collected, processed and exchanged instantly.

TIM is playing a broadly strategic role in this respect and is at the forefront of developing new models, both as a protagonist of the ICT sector and as an enabler of other sectors of the economy, translating into products and services two of the key drivers of digital transformation, the Internet of Things and Cloud.

Aware of its strategic role, TIM works constantly to manage and innovate the infrastructure and technology with which it serves the country. During 2016, the Group invested approximately 2 billion euros in next generation networks alone. The Group’s three-year business plan for 2017-2019 confirms its commitment to investing in advanced infrastructure and technologies and is focused on next generation ultrabroadband (UBB) networks in particular, a major undertaking that network technicians and engineers are working to deliver every day.

To complete its commitment to creating next generation networks, the Group has set up a new company (Flash Fiber S.r.l.) to promote the creation of ultrabroadband infrastructure using FTTH (Fiber To The Home) technology in Italy’s main cities. Flash Fiber aims to create a fiber optic access network that is expected to connect around 3 million households in Italy’s biggest 29 cities with FTTH technology by 2020, providing connection speeds of 1 Gbps and involving a total investment of 1.2 billion euros.

In addition, in March 2017, the Board of Directors approved a new project to create a company dedicated exclusively to the selective development of new fiber infrastructure in some specific Italian rural areas (or so called “white areas”)7. Creation of this new company, in partnership with a financial partner, is intended to enable TIM to achieve its targets to cover the country with UBB almost 2 years ahead of the schedule set out in the three year plan. The acceleration expected to result from such a company could lead to 95% coverage of the Italian population with UBB connections by mid-2018, with coverage increasing to 99% at the end of the current plan in 2019, aided also by the contribution of wireless technologies,. Over 6,000 municipalities would be affected by the project, with over 7 million homes to be connected. The company is expected to offer all operators wholesale connection services, guaranteeing equal treatment.

The Company has confirmed its commitment to offering the most advanced and reliable technology for mobile communications as well. In 2016, mobile networks have achieved almost total coverage of the country with the new 4G/LTE standard and, in order to respond quickly to the growing demand for high speed data, the Group is committed to testing 5G technology, which allows it to respond to the growing demand for video content, social media and digital services on the move.

[6]	Internal estimates of 2015 data.

[7]

According to the Italian Strategy for the Next Generation Access Networks, cluster C is made up of areas of market failure, i.e., rural areas for which operators invest in networks with more than 100 Mbps only because of state aid support, whereas cluster D involves market failure areas for which broadband connectivity above 30 Mbps can only be provided through public intervention.

Item 5. Operating And Financial Review And Prospects	Research and Development

The investment plan TIM is implementing coincides with a phase in which the Italian government is engaged in implementing the national strategic ultrabroadband plan, which aims to achieve the challenging objectives of the European Digital Agenda in terms of a widespread supply of infrastructure and an increase in the demand for digital services. In this regard, during 2016, the European Commission made the digitalization targets in Member States even more challenging by establishing three strategic connectivity objectives for 2025, with the aim of satisfying the growing need for connectivity of European citizens and strengthen European competitiveness. These three strategic objectives include ensuring (i) high connectivity for main socio-economic drivers, such as schools, universities, research centers and other providers of public services, (ii) download speeds of at least 100Mbps for all European households, and (iii) uninterrupted 5G coverage for all urban areas and major roads and railways.

Research and development

The Telecommunications sector has undergone a rapid major transformation in recent years, characterized by the decline in traditional voice services and the growth of fixed and mobile broadband and the new services enabled by it, contributing towards the rapid digitization of the life for consumers and business processes.

In recent years, the Group has started its own evolution path, confirming its role as a systems company in the supply of services and platforms as well as a supplier of connectivity with innovative digital services. Innovation, both technological and business-based, is confirmed as the central element to respond to the change in the technological, market and competitive context. The Group has taken action in several ways:

•

reinforcing the lines of internal innovation and focusing on developing fixed and mobile networks towards future 5G standards and ultrabroadband and issues concerning service platforms and new operations systems, including through collaboration with and development of the Joint Open Labs (“JOLs”) with some of Italy’s main universities;

•	promoting innovation and the creativity of employees launching projects to crowdsource ideas through the Idea Sharing[8] initiative;

•

affirming the “Open Innovation” principles in relation to the world of start-ups and new innovative entrepreneurship. Open Innovation enables integration of internal innovations with external sources of innovative ideas. The flow of ideas from the ecosystem are flanked by:

–	co-innovation, co-creation and generation of ideas and values by means of new partnership models with the most important global players;

–	catalyzing of the innovation capacities of start-ups through the TIM #Wcap acceleration program and investments in equity through TIM Venture;

–

simplification of the process of activating supplies made by innovative start-ups through the so-called “Albo Veloce” (Fast Supplier List), which enables the qualification on the list of suppliers of a start-up with a simplified, faster procedure, and “Basket Innovazione” (Innovation Basket), a budget dedicated to encouraging the purchase of solutions from the start-ups included on the Albo Veloce partially covering the costs.

Different innovative solutions and prototypes were transformed into business propositions and commercial opportunities for TIM, including CitySensing (a platform for managing large events in urban areas based on the collection of Big Data from social media and mobile networks), Cloud Robotics and Virgil (solutions involving drones and remote presence robots connected through the TIM 4G network), Internet of Things systems, including Smart Agriculture (developed with Olivetti).

In addition to contributing to developments within the Company, TIM produces a significant number of patents, filing approximately 120 patents over the 2015-2016 period. In order to maximize the value of such patents, a spin-up model was recently developed, which involves the launch of start-ups that have received assets and the rights to use patents in exchange for equity options.

[8]

Idea Sharing is a competition designed to produce ideas, the purpose being to discover the talent and creativity of the Group’s employees to “Improve the customer experience of TIM services.” The competition ended in December 2016.

Item 5. Operating And Financial Review And Prospects	Research and Development

In the last three years, the Group has received over 5 million euros from the European Union and has collaborated with some of the most important European and North American universities and centers of excellence. In the last four years, 133 PhDs have been financed, sponsoring first level masters’ degrees at the Scuola Superiore Sant’Anna di Pisa (Management, Innovation and Engineering of Services and Digital Life & Smart Living) and Tor Vergata university (Big Data in business), and the TIM Chair in Market Innovation at Milan’s Bocconi University.

Moreover, activities to accelerate and invest in start-ups have continued. TIM #Wcap is the business accelerator of the TIM Group that each year selects, finances and accelerates digital start-ups. Since 2013, the TIM #Wcap start-ups have launched over 50 go-to-market activities within TIM. From 2009 to date, more than 9,000 business ideas have been examined and approximately 300 projects have been selected and supported, to which 6.6 million euros have been awarded. The survival rate of the TIM #Wcap start-ups is over 90%.

In 2014, TIM launched TIM Ventures, a venture capital company created with the aim of investing in innovative start-ups in all the sectors of strategic interest for TIM. In just over two years of business, TIM Ventures has invested in 14 start-ups (12 of which came from TIM #Wcap) and was mentioned by CB Insights (venture capital data base) as one of the most active global Corporate Venture Capital investors for 2015.

In June 2016, Fondazione Nesta and Startup Europe Partnership ranked TIM 7th among the 25 European companies that “dialogue” best with start-ups. TIM was the only Italian company on the list.

In Italy, TIM employs approximately 1,200 resources in engineering, technological innovation and service activities. Investments in innovation and transformation amount to 1.9 billion euros, equaling approximately 52% of the total investments on the domestic market.

Relevant Stakeholders

The relevant stakeholders for research and development are:

•	the areas of the company involved (e.g. Marketing and Purchasing);

•	the suppliers, for the joint development of solutions in accordance with the technical requirements of the TIM Group;

•	the traditional (e.g., car makers) and digital (e.g., eCommerce players) partners, for the joint “go to market” of digital services;

•

research centers and universities, for cooperation and joint projects. In 2016, 11 research contracts were formalized and went into effect, for a total value of 388,000 euros, exclusively with Turin Polytechnic, on topics such as Internet of Things (“IoT”), smart mobility, privacy protection, new communication services and paradigms; the activities were carried out in the JOL activated at Turin Polytechnic;

•

over 30 standardization bodies and discussion groups at national and international levels and the international research and development bodies (including NGMN, Open Networking Forum, 3GPP[9], ETSI[10], IEC, CENELEC, TM Forum, BBF, ITU) in which TIM continues to actively participate;

•

the Ministries (Ministry for Economic Development and Ministry of Education, Universities and Research), the European Union and public authorities (e.g., the National Research Council (“CNR”) and local authorities) for projects funded through participation in competitive tenders, and partnership initiatives; and

•	non-governmental organizations, associations, alliances and industry forums (e.g. GSM Association, m-health), which bring together all the entities involved in the value chain of the specific market.

This model of managing innovation contributed to TIM receiving the prestigious National Prize for Innovation in 2016, established by the Prime Minister’s Office and awarded by Confindustria and which rewards the capacity to innovate the quality of portfolio solutions and services, processes of managing innovation, the company culture geared towards innovation and the capacity to efficiently transform innovation projects into services to support citizens, businesses and organizations.

[9]	The 3rd Generation Partnership Project.

[10]	European Telecommunications Standards Institute.

Item 5. Operating And Financial Review And Prospects	Research and Development

Relevant Issues

The themes on which projects are developed, are identified on the basis of the Three-Year Technological Plan (the “Plan”), the reference document for the Group, which provides guidelines for the evolution of the network, platform and services.

The Plan is published annually and is the result of a wide-ranging process that includes input from most Company departments. It identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the Company’s strategies and highlights the emerging and cross-cutting technologies in other sectors that may be of interest to the Group.

These guidelines also cover the Patents project, which for TIM represents a continuous activity that is structured into numerous processes, involving various corporate departments and is aimed at promoting, supporting and optimizing patenting activities in the company and, through collaboration with universities, throughout Italy.

Through the collaboration with Italian universities, patenting by the Group contributes to the rate of innovation in Italy, assisting in the “patenting” of the universities themselves and making the results of the their research more tangible. The JOLs are part of this effort. With the “company on campus” model, they encourage a natural interchange between the academic and industrial worlds. TIM has launched this innovative model of cooperation, promoting the development of different JOLs throughout Italy and localized within the various Italian universities.

Partnerships with external players

The Group maintains partnerships with external players, through which the Group oversees the various areas of digital services, including:

•

Cognitive Computing: an important collaboration agreement has been signed with IBM, which makes the Cognitive Computing platform, called “IBM Watson”, available to the Group. Cognitive computing is a branch of computing that aims to equip machines with the capacity to reason and interact with humans in a natural manner. Watson is the leading technology in this sector and is currently used in the United States in analyzing imaging diagnostics, as well as in the development of automatic agents, referred to as “chatbots” that can dialogue with clients on matters that the system has previously “learned”. The cognitive computing systems learn by reading documents and interacting with humans and the environment. In agreement with the Customer Care and Open Access Departments of the Group, a study is underway to establish how to make cognitive computing available to technical assistance and commercial customer care processes. The operative projects aim to develop two chatbots that guide clients towards the solution of technical problems connected with fiber and provide suitable responses to queries on mobile offers.

•

e-Commerce: in a partnership with Amazon, an innovative business model has been developed, which optimizes the ability to “reach” potential clients by relying on geo-marketing to locate potential clients that are in the proximity of the business. In this case, the collaboration is based on a shared remuneration with the partner and thus the partnership is considered an important example of the Group’s ability to enter into the value chain of an Over The Top (“OTT”).

•

Participation in “The Next Nest” project[11]: the Group developed a digital abstraction of a canvas by Daniele Gallian, on display at “The Next Nest” exhibition, which was open from April to September 2016 as part of the XXI International Exhibition of the Milan Triennale. The digital canvas allowed visitors to interact in a gestural manner, creating new digital versions of the work that are unique and unrepeatable and could be downloaded from the installation site. The way in which visitors interact with the work has a great deal of affinity with the ways in which, by means of the telecommunications services, the Group helps the people to live and share social life, making interaction as natural and simple as possible and helping improve the quality of domestic, social and urban life.

•

Big Data: learning to collect and effectively analyze large amounts of structured and unstructured data, created by Company systems or available from external sources, has become essential to improving the quality of services and to staying ahead of demand requirements. Effective data management requires radical technological, organizational, procedural, as well as cultural transformations. As such, the Group has undertaken an evolutionary path based on several design “sites”. Within these sites, various initiatives were launched in 2015 and completed in 2016, with the development of the first “internal” applications (aimed at

[11]	www.nest.city

Item 5. Operating And Financial Review And Prospects	Research and Development

improving the Customer Experience), the launch of the first services for the Business market on anonymous data, the start-up of the TIM Competence Center that will aim to train the internal competences and scout and search for new Big Data technologies and applications, working in an open logic with the industry’s main players. Moreover, in 2016, additional initiatives were also started, aimed at aggregating various industry players and managers to construct data partnership models with the goal of developing innovative applications intended for digital cities (Living Lab project with Turin municipality) and to create innovative services to support private businesses in different fields such as insurance, automobile connectivity, etc..

Innovative services for the public sector

In the context of public sector services, in accordance with the Italian Digital Agenda or Agenda Digitale Italiana (“ADI”) and European Directives, in 2016, TIM consolidated and streamlined its offer of Smart Services (a range of services for energy efficiency and digital services in urban areas), Urban Security (new services dedicated to security, the environment and optimal energy management) and the Digital School. The aim is to promote the “Smart City” model to improve quality of life by developing innovative digital services to ferry communities towards a Smart Community model (as described in the Digital Agenda) that enables new forms of cooperation between citizens and public authorities.

LIGHTING SUITE	SMART BUILDING	NUVOLA IT ENERGREEN	NUVOLA IT URBAN SECURITY	NUVOLA IT DIGITAL SCHOOL

Integrated management of the local infrastructural networks and construction of the Smart City environments.

Enabled services:

•        planning of electricity consumption and maintenance. Energy savings are estimated between 15% (light produced by high-efficiency lamps, e.g. LEDs) and 30% or more in the case of light produced by old style lamps (e.g., sodium vapour or incandescence). Additionally, there is an option to vary lighting by switching on and/or reducing the intensity of individual lamp posts;

•        video surveillance;

•        digital communication with citizens and users in general (e.g., tourists); and

•         Wi-Fi hot spots (broadband access).

Intelligent management and automation of buildings through specifically designed solutions able to be implemented on a project basis through the components of the Lighting Suite and Nuvola IT Energreen offers.

Energy savings are estimated to be around 10% if only the Metering & Reporting function is implemented and more than 50% for specific efficiency projects.

Remote management of energy consumption, implemented on TIM assets and services, for the purpose of saving energy.

Enabled services:

•         on-site energy audit: on-site analysis for energy efficiency;

•        Metering  & Reporting;

•        Efficiency strategy (advanced reporting and Energy Management consulting services);

•        Energy Cost Management Services; and

•        Special Projects: ad hoc efficiency improvement work.

Management of participated security and urban territory control.

Enabled services:

•        computerized management of the process for issuing fines in connection with traffic and other violations for local public administration;

•        management of urban issues, with reporting of safety-related issues, antisocial activities and urban decay;

•        real time monitoring of the urban and natural environment of cities (humidity, temperature, noise pollution, C02, gaseous pollutants, etc.); and

•        monitoring of available public parking spaces.

Integrated digital management of teaching and school administration. The offer can be configured according to the requirements of the schools and includes a range of integrated, but modular, services, accessible via a single portal-showcase.

Enabled services:

•        enabling infrastructure (fixed internet, Wi-Fi & security connectivity);

•        management services for the school (administrative management, cloud electronic register);

•        digital teaching services (application integrated with school e-book stores); and

•        devices (for users and for classes).

Item 5. Operating And Financial Review And Prospects	Research and Development

In a world in which technology facilitates contact with people, by disseminating broadband technology and the services it enables, TIM is assisting in overcoming socio-cultural barriers that restrict the opportunity to take part in the information society and enjoy its benefits. The innovative services aimed at promoting the digitization of important areas of activity include those listed below.

With respect to technological innovation, the following are some of the key projects in this area:

•	Support for the launch of numerous LTE Advanced services at 225 Mbps, 300 Mbps and the first “in-the-field” test of LTE Advanced services at 500 Mbps, the first in Italy.

•

The creation in Turin of the TIM IoT Open Lab, a distributed laboratory open to partners and companies for the development and testing of solutions for the Internet of Things world, in particular with LTE NB-IoT (Long Term Evolution NarrowBand Internet of Things) technology, which, due to the low cost of the radio modules, reduced energy consumption and the excellent reception of the radio signal, means that even battery-powered objects can be connected in areas that are difficult to reach, such as gas or drinking water meters.

•

e2Call: broadband mobile communication technologies represent a platform enabling new functions and services for road safety. In this context, the real-time communication of information on the situation of the roads and localization techniques that allow the position of vehicles to be identified with a high degree of precision are particularly important. This is the basis on which the e2Call project has been created, with the aim of searching for innovative solutions on board vehicles and on the Internet. The scientific responsibility for the study has been assigned to a joint work group guided by the Centro Ricerche Fiat and TIMLab of Trento, co-financed by the Autonomous Province of Trento. The project closed on May 31, 2016, with a workshop to present the results held in Palazzo della Regione Trentino-Alto Adige, in Trento.

•

TIM Personal: the Group aims to play an increasingly important role in clients’ “trusted digital lives” with respect to sensitive services such transport, ticketing and payments for which it is important to have a strong user identification mechanism. The TIM Personal service combines the solidity of a digital authentication mechanism based on the mobile terminal and on the SIM (Digital Identity) with the possibility of making secure payments, all via a single app.

•

TIM Market Place and TIM Open: the so-called “Network APIs (Application Programming Interfaces)”, which allow interoperability between modules and platforms, mean the smart network can be opened up to the applications of external providers. The TIM Market Place is a tool which, using a coordinated approach with such external providers, combines the intelligence and functionality of the network with external services/content, and therefore forms part of the Group’s path of transformation into a Platform Company, based on a new “shared business” model. TIM Market Place has allowed the development of TIM Open commercial services.

•

TIM City forecast: given their pervasive nature, mobile terminals can be compared to a capillary network of sensors able to provide accurate data in real time on the distribution of the population over the territory and on its movements (Mobility Patterns). Mobility Patterns enable applications linked to the monitoring and management of the territory, related services and mobility infrastructures, all in respect of privacy legislation, by means of a suitable anonymous, aggregated processing of data. For example, the City forecast service predicts the real time distribution of people (by unit of area) over the territory, even where there are specific events, such as the quantification of tourists in a given area. The solutions developed in the TIM City forecast project are used by the Mobility Services Agency, a Roma Capitale company, as an analysis tool for monitoring the presence and mobility of the population and Italian and foreign visitors, in particular in the areas of religious and tourism interest, also in connection with the Jubilee.

Innovative e-health services

TIM is actively involved, either alone or in partnership with external partners, in devising and developing healthcare services at the national, regional and local level. Designed to improve the Italian health service and the quality and effectiveness of healthcare, the services allow doctors, nurses and patients to carry out many activities remotely. The main electronic healthcare service applications available or being developed include:

•	value products and services for general practice, aimed at enabling new primary care models and proactive medical services (e.g. screening campaigns managed by general practitioners);

Item 5. Operating And Financial Review And Prospects	Research and Development

•	legal archiving of digital diagnostic images on the network, ensuring the authenticity and integrity of documents;

•	management of healthcare, administrative and logistical processes and a patient’s healthcare information throughout the period of hospitalization;

•	management and coordination of operational facilities dedicated to emergencies (118) and continuity of assistance; and

•	healthcare monitoring (Nuvola IT Home Doctor).

All the solutions are designed to comply with the data privacy and transaction security requirements of healthcare processes.

Specifically:

•

Nuvola IT Home Doctor: allows the monitoring of physiological parameters (body weight, blood pressure, heart rate, blood oxygen levels, glycaemia, lung capacity, electrocardiogram, physical activities, etc.) for patients suffering from chronic illnesses, or in post-hospital care, directly from their own homes or in properly equipped facilities (medical centers, medical practices, etc.). The system consists of a technological platform and software configured on the patient’s mobile phone (or alternatively a PC or tablet) and on the healthcare personnel’s PC. Based on the plans established by the doctor, patients receive reminders on their mobile phones regarding needed measurements, which can then be taken through the use of portable electro-medical devices equipped with a Bluetooth interface and which can be transmitted by mobile phone through the online platform. The benefits of the service are that it improves the patient’s quality of life while optimizing costs for the healthcare organization.

•

Fisio@Home: an experimental motor telerehabilitation service that allows medical personnel to remotely monitor the conditions of patients with orthopedic problems. The prototype, tested at the health authority of Viareggio, has been developed for the rehabilitation of knees, although the application can be used for other conditions. The system allows doctors to evaluate compliance with the established program and the correctness of the exercises performed. Movement data is collected by sensors worn by the patient, which measure acceleration, angular speed and magnetic field along the reference axes. The data is sent by Bluetooth to a tablet, where an application processes it in real time in order to extract information that can be used to define the movements and store them. The sensors, created by Scuola Superiore Sant’Anna, have already been engineered and are ready for large-scale deployment.

•

Cassiel 2.0: the service provides remote assistance to elderly people, monitoring them and receiving alarm signals in cases of emergency. The sensors located in dwellings process the data collected, to perform behavioral analyses with a view to improving quality of life. The complete solution includes a reminder service, called RicordaMI, to monitor therapies and ensure their completion. Through the involvement of 3 Federfarma Pisa pharmacies in supplying the requirements and dosages set for each patient, and Farmadati for the supply of the medicines database, the system was successfully tested in the province of Pisa, collecting valuable data to improve the solution. Through the adoption of a simple tablet application, the system can also be used by people with mild cognitive impairments. The service also allows for monitoring of the cardiovascular system, which tends to be less healthy in elderly patients, by using non-invasive methods (pressure, weight and physical activity) and based on statistical models accepted by the scientific community (Framingham risk score). Formal and informal caregivers can check the state of health of their loved ones on a specific site.

•

Tele-monitoring of Parkinson’s disease: as part of the development of a tele-monitoring system for patients affected by Parkinson’s disease, TIM has filed two patent applications relating to the upper and lower limbs. Based on the data collected during trials, machine learning techniques were applied to developing a UPDRS (Unified Parkinson’s Disease Rating Scale) automatic assessment algorithm to emulate the assessment provided by the neurologist according to this standardized scale.

•

WebSensor: a prototype for remote monitoring of the progress in Parkinson’s disease developed with the support of neurologists. A set of sensors worn on the body and hands monitors the exercises performed by the patient and sends the data to a platform that processes them and supplies parameters that can be used to assess the status of the disease. The hand sensors, which are often uncomfortable to wear, were replaced

Item 5. Operating And Financial Review And Prospects	Research and Development

by an appropriate stereoscopic (LeapMotion) camera that frames the hand and automatically extracts the exact position of the fingers in space. In collaboration with the non-profit organization Neurocare from Cascina (PI) data was obtained from over 15 Parkinson’s sufferers and the same number of healthy elderly people (controls); this data made it possible to validate the use of the Leap Motion sensor to identify and measure the degree of advancement of the disease.

•

PAPI: a prototype tested on 30 people aged over 65, suffering from slight cognitive function deficits, for their remote rehabilitation. The system provides a kit of interactive games for Android tablets, designed in collaboration with neuropsychologists to stimulate the patient’s various cognitive functions. The games, tested in collaboration with NeuroCare from Cascina (Pisa) and TrentoRise’s living lab in Trento, communicate with a remote server to send data relating to the patient’s performance and to download their settings. The experiments have allowed the games to be improved, making them more interesting for users and integrating them with other games created by third parties involving the rest of the family, in a kind of game show that encourages their use (GameBus project).

Infomobility and Smart Cities

Infomobility systems, using information obtained from mobile handsets, allow for the optimization of traffic flows, reducing travel times and the emission of greenhouse gases.

•

URBeLOG: a project funded by MIUR[12] as part of the “Smart Cities” project in which TIM participates alongside six other organizations: TNT, Iveco, Temporary Association of Companies (ATI) (comprised of FIT, Italdata and TEMA), Polytechnic of Turin, Bocconi University and Scuola Superiore Sant’Anna. The reference topic is urban logistics, namely the distribution of goods in what is defined as the “last mile.” The aim of the project is to propose new processes and methods and an open and integrated ICT environment that allows all stakeholders to interact efficiently, minimizing the environmental impact of activities. TIM is helping to develop an open and cooperative multi-sided platform and specifically an innovative layer of middleware capable of managing all the information available arriving from various sources (devices, vehicles, fleet management systems, traffic management legacy systems etc.). The URBeLOG solutions will be tested as part of two field trials planned in the municipalities of Turin and Milan.

•

National Pilot eCall—I_HeERO project: the public service for vehicle emergency calls based on calls to a single emergency number E112 (eCall) will be operational in all EU Member States for all new models of cars registered and produced after March 2018; these vehicles must be natively equipped with a mobile network modem capable of automatically calling the emergency number in the event of an accident. All mobile network operators must update their networks to correctly process and route incoming eCalls to the first level PSAP (Public Safety Answering Point) identified at national level. TIM has already supported the first pilot phase with pre-operative tests in the Varese area and the deployment of the first national eCall PSAP in Varese. The second phase of the pilot project, which will take place over the 2016-2017 period, will expand the service to the Trento area and will be the last step before full deployment. The pilot phases are co-funded by the European project I_HeERO.

•

Open Air Lab (OAL): TIM’s smart city lab for more sustainable cities. The Open Air Lab, located at TiLab in Turin, represents aspects of a Smart City model, and the transformations that ICT and the always-connected dimension will define for the urban scenarios of the upcoming years. Analysts forecast greater connectivity among objects in the coming years. Gartner Inc. envisages that objects directly connected to each other and through the mobile networks (4G, 5G and future developments) will increase at a rate of 5.5 million per day, reaching over 20 billion by 2020. At the OAL, there are representations and illustrations of models that include Smart Mobility, smart rest areas, efficient management of waste and public green areas, servicing of robotics, urban security, management of the public lighting network, Smart Metering, gas, electricity and water distribution networks, Digital Island services, loaning of books, food and beverage distribution, smart parking and public telephone Totem, which provides advanced digital and multimedia services in addition to regular public telephony services. The garden area includes objects and spaces equipped with sensors for data collection and transmission, including (i) the smart bench, which provides connectivity, produces light effects and plays online music, detects air parameters such as atmospheric pressure, pollution, temperature, humidity and luminosity; (ii) the greenhouse with meteorological and environmental sensors, such as water potential and leaf wetness, allowing for remote activation; (iii) the small dome, an urban waste container

[12]	“Ministero dell’Istruzione, dell’Università e della Ricerca”, the Italian Ministry of Education, Universities and Research.

Item 5. Operating And Financial Review And Prospects	Research and Development

with integrated sensors to track and make separated waste collection more efficient; (iv) the bus shelter with traffic and environmental sensors; (v) lampposts that can be switched on and off and which can be adjusted remotely; (vi)noise and environmental pollution sensors; and (vii) gas and water meters to provide customers with a service that delivers more information and efficiency. At the core of operations in the OAL is the Control Room, where an IoT-TiLab platform collects and stores the data detected by the sensors. The OAL allows Internet of Things scenarios to be assessed, technological scenarios that will characterize the innovation of upcoming decades in which, through the evolving use of the Internet, objects will become recognizable and ‘smart’ by communicating collected data.

Research and innovation in e-security

TIM is involved in research and innovation regarding cyber security and more generally the security of information and networks. Activities carried out in 2016 included the following:

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

•

the development of new enhanced SIM solutions (iUICC—Universal Integrated Circuit Card13) in the context of the GSMA to enable new authentication models for the Consumer and IoT world of the next generation;

•	the pursuit of activities for the security analysis of mobile apps and mobile devices;

•	the collaboration, within the scope of 3GPP SA3 SECAM[14], for the definition of the security requirements and test methods on devices for 3GPP standard networks;

•

completion of activities in the international projects IST NEMESYS (Information Society Technologies, enhanced Network security for seamless service provisioning in the smart Mobile EcoSYStem) project and CIP (Competitiveness and Innovation framework Programme) Advanced Cyber Defence Center project;

•

the participation, with another 15 partners, in the works of the 5G-ENSURE consortium (5G Enablers for Network and System Security and Resilience), in order to obtain a loan under the scope of the European H2020 program and study, define and test the security measures and resilience of the future 5G networks, developing a 5G Security Architecture;

•	the development, in the context of ETSI, of the works of the Cybersecurity Technical Committee (“TC CYBER”) focused on Cyber Security;

•	the continuation of other monitoring and guidance activities in the area of GSMA Fraud and Security Group;

•	development of cooperation launched in 2013 with EIT (European institute of Innovation and Technology), Digital and the Action Line Guide to Privacy, Security & Trust.

Importance of the Group in Brazil

TIM Brasil invested 4.5 billion reais in 2016 and plans to invest just under 12 billion reais in 2017-2019, in connection with a plan to provide 4G coverage to over 95% of the urban population by 2019. TIM Brasil manages more than 63 million mobile lines.

By December 2016, the urban population covered with 4G technology reached 74%, an increase of 15% over the previous year. 3G technology reached 89% of the urban population by the end of 2016.

[13]	It is the smart card used in mobile terminals in GSM and UMTS networks.

[14]

SA3 is the Working Group responsible for security and privacy in 3GPP systems, and is a subgroup of the Technical Specification Group on Service and System Aspects (TGS-SA) of 3GPP, where SECAM is the SECurity Assurance Methodology for 3GPP nodes developed by SA3.

Item 5. Operating And Financial Review And Prospects	Research and Development

The number of towns and cities covered by LTE more than tripled in 2016, reaching a total of 1,255 compared with 411 at the end of 2015, while the number of towns and cities covered by 3G technology is 2,833, an increase of 1,000 compared to 2015. By 2019, approximately 3,600 towns and cities are expected to be covered by 4G technology and 3,200 by 3G. The investment in infrastructure allowed the fiber optic network (both urban and long distance) to be extended to 76,000 km by the end of 2016.

Research and development in Brazil

Over the past three years TIM Brasil has invested over 16 billion reais, most of which in innovative infrastructures. The industrial plan for the three-year period 2017-2019 envisions investments of approximately 12 billion reais that will be almost completely dedicated to boosting 3G and 4G mobile network development in the country, with the objective to extend the coverage to more than 92% of the population in urban areas.

At TIM Brasil, Research and Development (“R&D”) is carried out by the Innovation & Technology Department (“I&TD”), headed by the Chief Technology Officer and numbering 27 telecommunications, electrics and electronics engineers, IT experts and other technicians of varying expertise, competence and experience, which cover all network operations, pursue innovative solutions and provide support to R&D). The main responsibilities of this department are the definition of the network’s technological innovation, evolutionary need for new technologies and devices, architectural guidelines and development of strategic partnerships, so as to exploit the new business models and guarantee the evolution of network infrastructures in line to business strategy.

With respect to infrastructure, one important result was the constitution of the Innovation Lab, consisting of a multi-purpose test environment based in Rio de Janeiro, which is able to guarantee the assessment and validation of innovative services, products and technologies, certifying their functional efficiency and performance and developing new models and configurations and consolidating the innovation flow. The Innovation Lab plays a strategic role in providing support for the conduct of Credibility Tests, Trials and Proofs of Concept, the validation of services in collaboration with the main suppliers of technology and partners, through the sharing of knowledge and the technological infrastructures for interoperability tests, the assessment of capacity and the definition of technical requirements. Along with the R&D department, it facilitates innovation and promotes collaborations with universities and research institutes.

In 2016, 206 validation and innovation projects were completed, which will tend to increase in view of the extensive range of innovation and R&D initiatives underway. The latest technological plan approved (2017-2019), envisages investments in excess of 24 million reais in this project, which also includes the construction of a new Innovation center (at the Corporate Executive Offices complex) in Barra da Tijuca, in the state of Rio de Janeiro. This new center, which will operate as a national reference point for R&D activities will host technicians and researchers and serving as an open space of innovation for new opportunities and the development of innovation for the Brazilian telecommunications market.

Relevant stakeholders

TIM Brasil develops synergies and partnerships with important stakeholders with proven experience in R&D. The most relevant are:

•	TIM Lab;

•	the suppliers, for the joint development of solutions in accordance with the technical requirements of TIM;

•	research centers and universities, for cooperation and joint projects;

•	government Ministries;

•	non-governmental organization; and

•	alliance and industry forums.

Relevant issues

The Innovation & Technology department has worked on projects aiming to ensure the evolution of the business of TIM Brasil through the recommendation of sustainable, efficient network platforms and “disruptive” models, including anticipating the availability of new services. The main developments are set out below.

Item 5. Operating And Financial Review And Prospects	Research and Development

The reassignment of the 1,800 MHz spectrum from 2G to 4G is bringing about three important competitive advantages for TIM Brasil:

1)	reduction of costs for LTE deployment;

2)	increased LTE coverage area;

3)	improved indoor coverage.

In addition to the expansion of coverage, use of the 1,800 MHz bandwidth can increase the capacity in cities already covered by the LTE bandwidth at 2.6 GHz, at only a small additional cost. Another important consideration in this scenario is that 70% of current LTE terminals are already compatible with the bandwidths 1,800 MHz and 2,600 MHz, hence the implementation of LTE 1,800 MHz benefits from the dissemination of devices.

The deployment of the LTE 700 MHz layer will result in significant expansion of the coverage and indoor penetration, promoting the presence of LTE throughout the national territory and consolidating TIM Brasil’s leadership in LTE. The actual rollout will be in accordance with the rules dictated by the EAD (Entidade Administradora de Processo de Redistribuição e Digitalização de Canais de TV e RTV), in order to manage the spectrum cleaning and avoid interference problems with the analogue TV transmission service. Approximately 64% of the devices used by the current users of TIM Brasil services are enabled for the 700 MHz bandwidth.

In June 2016, TIM Brasil activated its first commercial LTE 700 MHz network in the city of Rio Verde, which makes it one of the first Brazilian operators to explore this frequency bandwidth.

In 2016, as part of the IP Multimedia Network Evolution, TIM Brasil was able to set up the functional infrastructure to provide services such as Voice over LTE (“VoLTE”) and Wi-Fi Calling, which allow calls to be made without the need to pass through switched lines. This was accomplished in part due to tests conducted in the past at the Innovation Lab for evaluating the IP Multimedia Subsystem (“IMS”) solutions and focused on functional tests, specific analyses and interoperability with the so-called “legacy system”.

With respect to the Network Functions Virtualization (“NFV”)15 and Software Defined Networks (“SDN”)16, some initiatives were launched, including the creation of the “TIM Brasil NFV Program”, developed through four working groups (established on the basis of the logical domains and competencies of the NFV) and which have a mandate to define technical requirements, infrastructural plans, roadmaps of the virtualized network functions, “open lab” specifications and reference architecture compliant with the ETSI standard on NFVs. In this context, the first “Virtual Network Function” made available was the “messaging/VAS Consolidation”, followed by IMS and the roaming services platform developed following the NFV approach. Other virtual functions, such as Policy and Charging Rules Function (“PCRF”)17 are under development. Preliminary studies are also being conducted on the different approaches to the Software Defined Networking, aimed at the creation and full orchestration of the Cloud environment. The main drivers that push the adoption of these innovative network approaches are reduction of the CapEx/OpEx, faster time-to-market, optimization and boosting innovation.

Main projects

In the upcoming years, mobile networks will have to handle an ever greater amount of traffic due in particular to the use of video content. In order to optimize the use of the network resources, TIM Brasil has started to explore LTE broadcast technology, which represents an evolution of 4G that enables new generation “mobile TV” with highly efficient video transmission. TIM Brasil has already implemented video transmission through the LTE mobile network in partnership with Ericsson, Samsung and Qualcomm and with the main Brazilian television networks.

[15]

The NFV benefits from the typical virtualization technologies of the IT world, in order to allow several network applications to share the same hardware and to ensure greater operational flexibility through the use of automated tools for managing the life cycle of the infrastructure and services.

[16]

Software Defined Networking is a technique that transforms traditional networks into flexible and smart platforms to respond in real time to the bandwidth requirements and the dynamic nature of the modern applications.

[17]	PCRF refers to the software node authorized in real time to determine the policy rules in multimedia network environments.

Item 5. Operating And Financial Review And Prospects	Research and Development

The expansion of “4G RAN sharing”18, in partnership with other Brazilian mobile operators, aims to define the architectural requirements, technical assumptions and specifications for the “RAN sharing” solution, optimizing the network resources and costs. TIM has assessed RAN sharing solutions since 2007. Another powerful motivation is the need to extend the 2.6 GHz radio coverage to many cities in a short time, which requires the activation of many sites in compliance with regulatory requirements. Initially, tests were conducted in a controlled environment at the Innovation Lab and thereafter a pilot project was launched to assess other technical problems.

Tests are being carried out to activate savings and energy efficiency solutions, which primarily concern the low traffic periods for the 2G, 3G and 4G access layers. The energy savings may be up to 10% per site, depending on the access technology and the coverage conditions.

[18]	Sharing of the radio access network (RAN—Radio Access Network) 4G.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

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

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy in the future;

•	a deterioration of the economic environment in the principal markets in which we operate, including, in particular, our core Italian market;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy, Brazil and other countries in which we operate;

•	the impact of political developments in Italy, Brazil and other countries in which we operate;

•	our ability to successfully compete on both price and innovation capabilities with respect to new products and services;

•

our ability to develop and introduce new technologies that are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

•	our ability to successfully implement our internet and broadband strategy;

•	our ability to successfully achieve our financial targets (including debt reduction);

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Italy, Brazil and other countries in which we operate;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage any business or operating model transformation plans;

•	disruptions or uncertainties resulting from the United Kingdom’s Potential exit from the European Union;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS
On April 16, 2014 the Shareholders’ Meeting of the Company elected the Board of Directors of TIM which will remain in office until approval of the 2016 annual financial statements.

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

On December 15, 2015 the Shareholders’ Meeting approved a shareholder proposal by Vivendi to increase the number of Directors of TIM from 13 to 17 members. Four new Directors, where appointed according to the proposal presented by Vivendi: Arnaud Roy de Puyfontaine, Stéphane Roussel, Hervé Philippe and Félicité Herzog. These new members will be in office for the remaining term of the existing Board. The Shareholders’ Meeting also approved an increase of the overall remuneration of the Board of Directors, for the current term, in proportion to the number of Directors appointed (to 2,484,615 euros).

The Company and Mr. Marco Patuano reached an agreement to terminate Mr. Patuano’s relationship as an employee and Director effective March 22, 2016. Subsequently, effective March 30, 2016, the Board of Directors appointed Mr. Flavio Cattaneo as new Chief Executive Officer of the Company. On April 27, 2016, the Board of Directors appointed the director Arnaud de Puyfontaine as Vice Chairman of the Company, without assigning him any delegated powers.

At April 7, 2017 the Board of Directors of TIM was composed as follows:

Name	Age	Position	Appointed
Giuseppe Recchi	53	Executive Chairman/Director	2014
Tarak Ben Ammar	67	Director	2014
Davide Benello(1)	63	Director	2014
Lucia Calvosa(1)	55	Director	2014
Flavio Cattaneo	53	Chief Executive Officer(3)/Director	2014
Laura Cioli(1)	53	Director	2014
Francesca Cornelli(1)	54	Director	2014
Arnaud Roy de Puyfontaine	53	Deputy Chairman/Director	2015
Jean Paul Fitoussi(2)	74	Director	2014
Giorgina Gallo(1)	57	Director	2014
Félicité Herzog(1)	49	Director	2015
Denise Kingsmill(1)	70	Director	2014
Luca Marzotto(1)	46	Director	2014
Hervé Philippe	58	Director	2015
Stéphane Roussel	55	Director	2015
Giorgio Valerio(1)	50	Director	2014

(1)

Independent Directors according to both legal requirements and the Borsa Italiana Code. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

(2)	Independent Director according to legal requirements. For details on the criteria applied to determine independence, see “Item 10 Additional Information—10.1 Corporate Governance”.

(3)	He was appointed as Chief Executive Officer starting from March 30, 2016.

On April 7, 2017, the Secretary of the Board of Directors was the General Counsel of TIM, Agostino Nuzzolo.

In 2016:

•	the Board of Directors met 14 times, with meetings generally scheduled pursuant to a calendar set forth in advance;

Item 6. Directors, Senior Management and Employees	Directors

•

the Control and Risk Committee, which as of April 7, 2017 was composed of Lucia Calvosa (Chairwoman), Laura Cioli, Francesca Cornelli, Giorgina Gallo, Félicité Herzog and Giorgio Valerio, held 16 meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•

the Nomination and Remuneration Committee, which as of April 7, 2017 was composed of Davide Benello (Chairman), Arnaud Roy de Puyfontaine, Luca Marzotto, Stephane Roussel and Giorgio Valerio, met 12 times; and

•	the Strategic Committee, which as of April 7, 2017 was composed of Arnaud Roy de Puyfontaine (Chairman), Giuseppe Recchi, Flavio Cattaneo, Davide Benello, Laura Cioli, met once.

For a detailed description of TIM’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

* * *

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors as of April 7, 2017.

Giuseppe Recchi:    Giuseppe Recchi was born in Naples, in 1964. He has been Executive Chairman of TIM since April 2014 and Chair of the Fondazione TIM (TIM Foundation) since July 2014. Mr. Recchi is a member of the Strategic Committee from July 2016. He was Chairman of the Board of Directors of Eni S.p.A. from 2011 to 2014. He is a member of the Board of Directors of UnipolSai Assicurazioni S.p.A. and Esaote S.p.A. He is also a member of the General Committee of Confindustria (where he chaired the Foreign Investment Committee); the Italian Institute of Technology; the Corporate Governance Committee and of the Board of Assonime (Italian Joint Stock Companies). He is Chair of the B20 Task Force on Improving Transparency and Anti-Corruption. Until 1999 he was an entrepreneur with Recchi Costruzioni Generali, a general contractor active in 25 Countries in the construction of high-tech public infrastructure, spending most of his professional life in the United States. In 1999 he joined General Electric, where he held several managerial positions in the United States and Europe. He served as Director of GE Capital Structure Finance Group and Managing Director for Industrial M&A of EMEA. Until May 2011, he was President and CEO of GE South Europe. He was a member of the Board of Directors of Exor S.p.A. He served in several boards among which the European Advisory Board of Blackstone; the Advisory Board of Invest Industrial (private equity); the Massachusetts Institute of Technology E.I. Advisory Board. He graduated in Engineering at the Polytechnic University of Turin. He has been visiting Professor in Corporate Finance at Turin University (2004-2006).

Flavio Cattaneo:    Flavio Cattaneo was born in Rho (Milan) on June 27, 1963. He has been Chief Executive Officer of TIM since March 2016 and a member of Strategic Committee since July 2016. He has a degree in Architecture from the Milan Politecnico and has also received specialized training in business management. From February 2015 to April 2016, he was Chief Executive Officer of NTV S.p.A. and he is currently a Director. Mr. Cattaneo has been an independent Director of Generali Assicurazioni S.p.A. since December 2014 until May 2016. From January 2008 to April 2015, he was an Independent Director in Cementir Holding S.p.A., and from November 2005 to May 2014, Mr. Cattaneo was CEO of Terna S.p.A. From 2008 to 2012, he served as Vice President in charge of energy and environmental policies at UIR (Unione degli Industriali e delle Imprese di Roma). He has held important managerial and administrative positions in various Italian companies in the construction, energy, radio and television, service, new technologies, public service and facilities sectors. He became head of the former Ente Autonomo Fiera Internazionale di Milano as Extraordinary Commissioner in 1999 and went on to oversee its stock market listing as Fiera di Milano S.p.A, serving as Chairman and CEO until 2003. Flavio Cattaneo has been Director of AEM S.p.A. (as Deputy Chairman). He was appointed head of Italy’s public television network RAI S.p.A. in April 2003, in the position of General Manager, which he held until August 2005. From May 2006 to November 2009 he was Chairman of Terna Participaçoes S.A., a subsidiary of Terna S.p.A.

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

Item 6. Directors, Senior Management and Employees	Directors

epic Emmy Award-winning TV series “The Bible”, amongst dozens of other feature films and TV series. He has also built some of the biggest film studios in both France and the Arab world. In the business and political worlds, Ben Ammar has served as special advisor and partner to Rupert Murdoch, HRH Prince Waleed Bin Talal and former Italian Prime Minister Silvio Berlusconi. He currently sits on the board of Mediobanca, Italy’s largest private investment bank. In May 2015, he was appointed to the Board of Directors of Vivendi S.A. and its Nomination and Remuneration Committee. In September 2015, Naguib Sawiris invited him to join the Board of Directors of European News Channel. He is a founding shareholder and board member of The Weinstein Company and also owns Eagle Pictures, the leading independent film distributor in Italy. In 2009, Tarak Ben Ammar officially launched Nessma TV in Tunisia, the first privately owned, independent satellite channel that catered to audiences in North Africa. In December 2012, Ben Ammar acquired leading Egyptian news channel ONTV. The new platform of Nessma and ONTV reaches a combined population of 170 million across North Africa and Egypt, accounting for more than half of the Arab world. Recently, Ben Ammar played a crucial role bringing the two sides of the Tunisian political spectrum together to help shepherd the peaceful handover of power, culminating in the passage of the new Tunisian constitution.

Davide Benello:    Davide Benello was born in Milan on March 6, 1954. On April 16, 2014, he became a member of the current Board of Directors of TIM S.p.A. He is Chairman of the Nomination and Remuneration Committee and has been a member of Strategic Committee since July 2016. Mr Benello has been Lead Independent Director since July 2016. He graduated from the University of Oxford with a Master of Arts in Mathematics and from Harvard Business School with a Master in Business Administration. He was a Second Lieutenant at Scuola Militare Alpina in Aosta, where he was named Head Cadet. He worked at the management consulting firm McKinsey & Company, where he is now a Director Emeritus, from 1982 to 2011. He developed in depth knowledge of the telecommunications, insurance, and industrial sectors. He served multinational clients in almost all European countries, in the United States, and in Asia. He had strategic and operating leadership roles at the firm, had global roles in the election and evaluation of Partners, and was a member of the U.K. Executive Committee with supervision over personnel and leadership of the Telecom, Media and High Tech Practice, was a leader of the Strategy Practice in Europe and of the Mobile Commerce Strategic Initiative. He has been an independent non-executive Director of the Board of Telekom Malaysia since 2011. In 2014, he was an independent non-executive Director of the Board of Rostelecom in Russia. In 2015, he was appointed as an independent non-executive Director of Tungsten Corporation plc and member of the Audit Committee. Since 2014, Mr. Benello has been a non-executive Director of Orthox ltd. Since 2015, Mr. Benello has been Chairman of the Governing Body of King’s College London Maths School, a non-profit organization. Since 2016, Mr. Benello has been Chairman non-executive of V-Nova International Limited.

Lucia Calvosa:    Lucia Calvosa was born in Rome on June 26, 1961. She is a professor of commercial law at the University of Pisa, where she has also previously taught Bankruptcy Law, Private Law and Banking Law. She served as Chair the degree course in Economics and Commerce at the University of Pisa for two terms, she Chairs the Scientific Teaching Committee of a regional professional association of chartered accountants (Associazione Ordine Dottori Commercialisti dell’Alto Tirreno) and is a member of the Board of academic tutors for postgraduate research in institutions, business and work at the Cattolica University in Milan. A number of her works have been published, including three monographs: “La clausola di riscatto nella società per azioni, Milan, 1995”; “La partecipazione eccedente e i limiti al diritto di voto, Milan, 1999”; “Fondo patrimoniale e fallimento, Milan, 2003”. She has been asked to collaborate on the most widely used and accredited manuals of commercial disciplines currently in circulation, as well as in numerous commentaries of company and bankruptcy law. She has been a member of the Pisa professional association of lawyers since 1987, and of the professional association of appeal lawyers since 1999, and has been a practicing lawyer for over twenty-five years, focusing in the areas of company law and bankruptcy. Mrs. Calvosa has been a member of the Commission Procedure Concorsuali e Crisi d’Impresa del C.N.F. She has been a member of the Board of Directors of the Fondazione Teatro di Pisa, of the Fondazione Arpa, of the Pisa Chamber of Commerce and of the Fondazione Pisa (formerly Fondazione Cassa di Risparmio di Pisa). From 2008 to 2011, she was Chairman of the Cassa di Risparmio di San Miniato S.p.A., and in connection with this post, she served as a member of the national committee of banks (Comitato delle Società Bancarie) and served on the board of the Italian banking association, ABI (Associazione Bancaria Italiana). Since August 2011, she has been an independent member of the Board of Directors of TIM S.p.A., as well as a member of the Control and Risk Committee, which she has chaired since April 2014. Since November 2014, she has been an independent member of the Board of Directors of Editoriale Il Fatto S.p.A.. Since April 2015, she has been an independent member of the Board of Directors of Banca Monte dei Paschi di Siena S.p.A. In 2005, she was awarded the “Ordine

Item 6. Directors, Senior Management and Employees	Directors

del Cherubino”, bestowed by the University of Pisa to those professors, who “have helped to enhance its prestige for outstanding scientific and cultural merits and their decisive contribution to academic life and to the functioning of the University”. In February 2010, she was awarded a UNESCO medal for “having contributed, with the publication of Monumenta, to highlighting and raising awareness of an important episode in Italian artistic culture in the spirit of UNESCO”. Through a Presidential Decree of the Ministry of Economy and Finance, dated June 2, 2012, she was awarded, upon a proposal of ABI, a knighthood in the Order of Merit of the Italian Republic. In June 2015, she was awarded the “Ambrogio Lorenzetti” prize for the good governance in companies, as engaged in academic and cultural activities, internationally recognized and having promoted, as a Director, scientific rigor and independence as a value in highly complex and competitive company contexts.

Laura Cioli:    Laura Cioli was born in Macerata in 1963. She has been a member of the Board of Directors of TIM S.p.A., a member of the Control and Risk Committee and a member of the Strategic Committee since July 2016. She holds a cum laude degree in Electronic Engineering from Bologna University and an MBA from Bocconi University. She is a Board member of the Bocconi Alumni Association. Laura Cioli served as Chief Executive Officer at RCS Mediagroup S.p.A. until August 2016 and has been an independent Board of Directors member at World Duty Free Group, ANSA, VISA Italia (Chairwoman) COFIDE and at Salini-Impregilo. In the past, Laura Cioli has served as a top executive, leading global corporations in the service sector, including as Chief Executive Officer of Cartasì, Chief Operating Officer at Sky Italia (News Corporation Group), Senior Vice President at ENI Gas & Power and Executive Director at Vodafone Italia where she occupied various roles over time including Strategy and Business Development Director, Operations Director and Business Division Director. Mrs. Cioli was also a Partner of Bain and Company.

Francesca Cornelli:    Francesca Cornelli was born in Milan in 1962. On April 16, 2014, she became a member of the current Board of Directors of TIM S.p.A. and is member of the Control and Risk Committee. She is a Professor of Finance at the London Business School. She is the Director of Private Equity at LBS, a research institute of the London Business School. She previously held positions or taught at the Wharton School, the Fuqua School of Business at Duke University, The London School of Economics, the Indian School of Business in Hyderabad and the New Economic School in Moscow. Her interests include corporate governance, private equity, privatization, bankruptcy, IPOs and innovation policy. Her latest publications concern research on short sales, manager incentives, the impact of investments from private equity companies on the board and the importance of increasing transparency in companies and its effects on manager incentives. She has published several papers in major finance and economic journals and gives regular talks in major conferences and universities and international institutions. She is director of the American Finance Association, a member of the Scientific Committee of the Banque de France Foundation, and a Research Fellow of the Center for Economic and Policy (CEPR). She is an editor of the Review of Financial Studies and has been an associate editor of the Journal of Finance, the Journal of Financial Intermediations and the Review of Economic Studies. She is a member of the Board of Intesa SanPaolo S.p.A. and has been a member of the Board of Swiss Re Europe and Swiss Re International. She obtained her B.A. at University Commerciale Bocconi, in Milano, Italy, and her M.A. and Ph. D. in Economics at Harvard University.

Arnaud Roy de Puyfontaine:    Arnaud Roy de Puyfontaine was born in Paris in 1964. Since December 2015, he has been a Director of the Board of Directors of TIM S.p.A., and, since February 2016, a member of the appointments and remuneration committee. Mr. de Puyfontaine has been Deputy Chairman of TIM since April 2016, a member of the strategic committee since July 2016 and Chairman of the strategic committee since September 2016. He is a graduate of the ESCP (1988), the Multimedia Institute (1992) and Harvard Business School (2000). In 1989, he started his career as a consultant at Arthur Andersen and then worked as a project manager at Rhône-Poulenc Pharma in Indonesia. In 1990, he joined Figaro as Executive Director. In 1995, as a member of the founding team of the Emap Group in France, he headed Télé Poche and Studio Magazine, managed the acquisition of Télé Star and Télé Star Jeux, and started up the Emap Star Division, before becoming Chief Executive Officer of Emap France in 1998. In 1999, he was appointed Chairman and Chief Executive Officer of Emap France, and, in 2000, joined the Executive Board of Emap Plc. He has led several M&A deals, and from 2000 to 2005, served as chairman of EMW, the Emap/Wanadoo digital subsidiary. In August 2006, he was appointed Chairman and Chief Executive Officer of Editions Mondadori France. In June 2007, he became General Head of all digital business for the Mondadori Group. In April 2009, Mr. Puyfontaine joined the US HEARST media group as

Item 6. Directors, Senior Management and Employees	Directors

Chief Executive Officer of its UK subsidiary, Hearst UK. In 2011, on behalf of the Hearst Group, he led the acquisition of 102 magazines from the Lagardère Group published abroad, and in June 2011, was appointed Executive Vice President of Hearst Magazines International before being appointed Managing Director of Western Europe in August 2013. In May 2012, he joined the Board of Directors of Schibsted. He has been Chairman of ESCP Europe Alumni. From January to June of 2014, Mr. Puyfontaine was a member of Vivendi’s Management Board and Senior Executive Vice President in charge of its media and content operations. Since June 24, 2014, he has been Chairman of the Management Board. Current positions within the Vivendi group include: Chairman of the Management Board of Vivendi, Member of the Supervisory Board of Canal+ Group, Member of the Supervisory Board of StudioCanal and Chairman of the Supervisory Board of Universal Music France. He is also an Independent Director of Schibsted Media Group, a member of the Advisory Committee of Innit, a permanent representative of Vivendi on the Supervisory Board of Banijay Group (SAS), non-executive Chairman of Gloo Networks plc. and Chairman of the French-American Foundation.

Jean Paul Fitoussi:    Jean Paul Fitoussi was born in La Goulette (Tunisia) in 1942. Mr. Fitoussi has served as a member of the Board of Directors of TIM since May 2004 and was a member of the appointments and remuneration committee until February 2016. He is a Professor Emeritus at the Institut d’Etudes Politiques de Paris (SciencesPo) and Professor at LUISS Guido Carli University in Rome. Jean-Paul Fitoussi is also a member of the Centre for Capitalism and Society at Columbia University. Since 2013, he is Co-Chairman of HLEG (an OECD high-level group of experts) on “measurement of Economic Performances and Social Progress”. From 1995 to September 2014, he was member of the Economic Commission of the Nation (France). From 1997 to 2012, he was a member of the Council of Economic Analysis of the French Prime Minister. From 1990 to 2010, he was President of OFCE at SciencesPo. From 2010 to 2016, he was a member of the Oversight Council of Intesa SanPaolo, and from 2013 to 2014, he was a member of the board of directors of Pirelli S.p.A. He has published a number of articles in international scientific journals on inflation and unemployment theories, open-economy theory, macroeconomic theory and policy, and European integration. He has also published numerous books and essays on related subjects. Among his latest books are: Mismeasuring our lives, with Joseph Stiglitz and Amartya Sen, the New Press, 2010; After the Crisis, the Way Ahead, with Edmund S. Phelps, Christopher Pissarides and al., Luiss University Press, 2010; Report on the State of the European Union, with Jacques Le Cacheux, Palgrave, 2010, Le théorème du lampadaire, Les liens qui Libèrent, 2013 (also published by Einaudi). Dr. Fitoussi has contributed regularly to French and foreign newspapers and is a columnist for La Repubblica, Le Monde and Project syndicate. From 2000 to 2009, he was an expert at the European Parliament, Commission of Monetary and Economic Affairs. He was also a member of the UN Commission on the Reform of the International Monetary and Financial System and Coordinator of the Commission on the Measurement of Economic Performance and Social Progress (2008-2009). Dr. Fitoussi was awarded the Prize of the Association Française de Sciences Economiques, and the Rossi Prize of the Académie des Sciences Morales et Politiques for his PhD work. The Association française de sciences économiques selected his Le théorème du lampadaire as book of the year. He has been honored as Honorary Dean of the Faculty of Economics of Strasbourg, Doctor Honoris Causa from the universities of Buenos Aires and Très de Febrero and Professor Onorario of the University of Trento. He is an Officier de l’Ordre National du Mérite and Officier de la légion d’honneur in France and Grand Officier de l’ordre de l’Infant Henri in Portugal.

Giorgina Gallo:    Giorgina Gallo was born in Turin in 1960. She was appointed as an independent member of the Board of Directors and a member of the control and risk committee since April, 2014. Giorgina Gallo obtained a university degree in Business Administration at the Università di Economia e Commercio (School of Management and Economics) in Turin, specializing in marketing. She completed her managerial training at Cedep of Insead in Fontainebleau (Paris). Her career developed within the L’Oréal Italia multinational, of which she is today Honorary President. She started work in the marketing function, dealing with product development and brand management, then becoming Marketing Director and later Sales Director. In 1997 she was appointed General Manager of the leader brand, L’Oréal Paris. In 2001 she became CEO and general Manager of L’Oréal Saipo, in charge of the two largest business units and the manufacturing plant. In 2008, she was appointed Chairwoman and CEO of L’Oréal Italia, the company which groups together all the Italian activities (approx. 2000 staff and 1 billion turnover). She became very familiar with the mass market and later the luxury goods market, distribution and media sectors, and gained experience in company reorganization. She developed international projects and over the years an important Corporate Social Responsibility program. She has held the following positions: Deputy Chairwoman of Cosmetica Italia, Deputy Chairwoman of CentroMarca, member of the Advisory Boards and Councils of: Federchimica (chemical federation), Assolombarda (Lombardy federation of industry), Unione Industriale Torino (Piemonte federation of industry), GS1-Indicod/ECR (association of Italian FMCG industry and distribution), Upa

Item 6. Directors, Senior Management and Employees	Directors

(association of advertising investors), Auditel. She has received the following awards: in 2005 Grande Ufficiale della Repubblica Italiana (Order of Merit of the Italian Republic), in 2006 Chevalier de l’Ordre national du Mérite of the Republic of France, in 2012 the Bellisario Award in the manager category. Since 2014, she has been a corporate advisor and independent Director of the Board of Autogrill and since 2016 she has been independent Director of the Board of Intesa SanPaolo S.p.A. and Zignago Vetro S.p.A.

Félicité Herzog:    Félicité Herzog was born in Boulogne-Billancourt (France) in 1968. She was appointed as an independent member of the Board of Directors of TIM in December 2015 and, since February 2016, she has been a member of the control and risk committee. She is a graduate of the Institut d’Etudes Politiques de Paris and of INSEAD (MBA program). In 1992, she joined Lazard Frères in Paris, where she was a member of the government consulting team for Gabon and Russia, advising on debt restructuring issues. She continued her career in the mergers and acquisitions department of Lazard Frères in New York until 1996, when she joined the mergers and acquisitions team of JP Morgan in London. In 1997, she moved to Apax Ventures, a private equity fund in London, where she specialized in telecommunications investments in Europe. In 2000, she was hired by Madison Dearborn Partners, a US private equity fund in London, where she supervised investments of the same type. In 2002, she became Vice President, Mergers and Acquisitions of the Publicis Group, supervising and implementing mergers, disposal and acquisitions in the publicity and marketing services. In 2007, she joined Areva as Senior Vice President of Development, in charge of organizational advice, optimization of structures, cost control and product range optimization, before being appointed as Deputy CEO of Technicatome, an Areva subsidiary producing naval propulsion nuclear reactors. Ms. Herzog is Chairwoman and Chief Executive Officer of Apremont Conseil, a strategy consulting firm and worked as a senior advisor to Ondra Partners from March 2015 to March 2016. She is also an author of fiction and non-fiction publications in France.

Denise Kingsmill:    Denise Kingsmill was born in Roturoa (New Zealand) in 1947. In April 2014, Baroness Kingsmill was appointed as an independent member of the Board of Directors of TIM and a member of the appointments and remuneration committee, a position in which she served until June 2016. Baroness Kingsmill is a member of the House of Lords and is a member of the Select Committee on Economic Affairs. Her career has encompassed periods as a leading lawyer, Deputy Chair of the Competition Commission and as a non-executive director of public, private, charitable, arts and UK government boards. After an early career in the textile and fashion industry Baroness Kingsmill became one of London’s leading lawyers handling disputes for some of the UK’s leading FTSE companies. Baroness Kingsmill was appointed as Deputy Chair to the Competition Commission, the UK’s antitrust regulator. She chaired more than 20 major investigations into monopolies and mergers in fields as diverse as banking, underwriting, car pricing, milk, energy supply and cruise liners. Baroness Kingsmill has headed two Government enquiries: one into women’s pay and employment and the other into the manner in which companies manage their Human CapitaI. Currently, Baroness Kingsmill is a member of the supervisory board of E.ON SE, a non-executive director of International Airlines Group SA, and Inditex and Chairwoman of Monzo. She is a member of the International Advisory Board of the Spanish Business School, lESE. Baroness Kingsmill speaks on a wide range of business and political issues. She holds a number of honorary degrees in Law and Business and was awarded the CBE for service to Employment Law and Competition in 2000.

Luca Marzotto:    Luca Marzotto was born in Rome in 1971. Since April 2014, he has been an independent Director of the Board of TIM S.p.A., and since February 2015, has been a member of the appointments and remuneration committee. After receiving a law degree in 1995, he began working for the Marzotto Group. In 1997, he became sales director of Marzotto Textile Department for the Asian market. His on-site experience covers the whole textile chain, from production to management control and marketing. In 1998, he became assistant to the CEO of Guabello S.p.A., a company specializing in the production of high-quality cashmere. From 2000, he focused on the Asian market, becoming the Director of Marzotto Japan in Tokyo, and in 2002, he was elevated to the position of General Director of Marzotto Trading Hong Kong and took control of the entire activity of Marzotto S.p.A. in Asia. In June 2003, he was appointed Director of Marlboro Classics, the sportswear division of Valentino Fashion Group S.p.A. Since September 2005, he has been CEO of Industrie Zignago Santa Margherita S.p.A. (now Zignago Holding S.p.A.) and CEO and Vice President of Santa Margherita S.p.A.(position he still holds). From 2007 to 2012, he was Director of Banca Popolare Friuladria S.p.A., and since June 2008, he has been one of the Chairman of Federvini. He was Director of Valentino Fashion Group until November 2012. He is a Director of Hugo Boss AG and a member of the Working Committee of Hugo Boss AG. From May 2011 to October 2015, he was a Director at H-Farm Ventures S.p.A. (now H-Farm S.p.A.).

Item 6. Directors, Senior Management and Employees	Directors

Hervé Philippe:    Hervé Philippe was born in Cheillè (France) in 1958. Since December 2015 he has been a Director of the Board of TIM S.p.A. He is a graduate of the Institut d’Études Politiques de Paris and holds a degree in economic sciences. He began his career with Crédit National in 1982 as account manager for business financing in the Île-de-France region. In 1989, he joined the French market authority, the Commission des opérations de bourse (COB) as manager for the sector of French companies listed for trading. From 1992 to 1998, he served as Head of the Transactions and Financial Information Department. In 1998, he joined the Sagem Group, where he held the positions of Director of Legal and Administrative Affairs at Sagem SA (1998-2000), Chief Administrative and Financial Officer of Sfim (1999-2000), and Director of Communication at Sagem SA (2000-2001). In 2001, he assumed the position of Chief Financial Officer and became a member of the Sagem SA Management Board in 2003. Hervé Philippe was appointed Chief Financial Officer of the Havas Group in November 2005 and, in May 2010, was named deputy Chief Executive Officer (Directeur Général Délégué) until December 31, 2013. He has served as Vivendi’s Chief Financial Officer since January 1, 2014. Since June 24, 2014, he has been a member of the Management Board. His current positions within the Vivendi group include: Member of the Management Board of Vivendi, Vice-Chairman of the Supervisory Board of Canal+ Group, Member of the Supervisory Board of StudioCanal, President of the Compagnie Financière du 42 Avenue De Friedland (SAS), Director and member of the Audit Committee of Dailymotion, Member of the Supervisory Board of Universal Music France and permanent representative of Financière de Longchamp on the Board of Directors of Havas Group. He is also a Director of Harvest, Sifraba and Jean Bal.

Stéphane Roussel:    Stéphane Roussel was born in Paris in 1961. Since December 2015, he has been a Director on the Board of TIM S.p.A., and since February 2016, he has been a member of the appointments and remuneration committee. He is a graduate of the École des Psychologues Praticiens de Paris. He was appointed to the Vivendi Management Board in June 2014 and has been Chief Operating Officer since November 10, 2015, after joining the group’s management team in August 2013. Stéphane Roussel held the position of Executive Vice President of Human Resources at Vivendi from 2009 to 2012, before being appointed Chairman and Chief Executive Officer of SFR. From 2004-2009, he served as SFR’s Vice President of Human Resources. From 1997 to 2004, Mr. Roussel held positions within the Carrefour Group. He was first appointed Director of Human Resources for hypermarkets in France, before becoming Director of Human Resources Development for international business and then Director of Human Resources France for the entire Carrefour Group. From 1985 to 1997, Stéphane Roussel worked at Xerox. Current positions within the Vivendi group include: member of the Management Board and Chief Operating Officer of Vivendi, Chairman and CEO of Gameloft, member of the Supervisory Board of Canal+ Group, member of the Supervisory Board of StudioCanal, Director of Dailymotion, member of the Supervisory Board of Universal Music France, and President of Group Vivendi Africa. Other positions and offices: Director of IMS, Director (as permanent representative of Vivendi company) of Groupe Fnac, member of the Supervisory Board of Banijay Group (SAS) and Chairman of Association WeTechCare.

Giorgio Valerio:    Giorgio Valerio was born in Milan in 1966. Since April 2014, he has been an Independent non-Executive Director of TIM S.p.A. and a member of the control and risk committee. He has also been a member of the appointments and remuneration committee since June 2016. Until July 2016, has served as the Lead Independent Director of TIM. He graduated from the University of San Francisco with a Bachelor’s degree in Business Administration, cum laude (1989). From September 1989 to 1992, he was Paris and London Sales manager for Securities and Financial Services to Italian Institutional Investors at Schroder Securities Ltd. From November 1992 to March 1997, he was Manager in the M&A, Corporate Finance and Advisory Services department at Mediobanca. From April 1997 to December 2000, he was Deputy Director for Corporate Development and Financial Control at Holding di Partecipazioni Industriali (RCS Group). In January 2001, he was appointed Director for Corporate Development and Financial Control in RCS Mediagroup and served until June 2003. From July 2003 to December 2005, he was Chief Executive Officer of Unidad Editorial S.A. (RCS Mediagroup—Spain), where he was in charge of managing and developing the RCS operations in the Spanish market. From 2006 to 2010, he held various positions in RCS Mediagroup Companies (Chief Executive Officer/Managing Director at RCS Quotidiani S.p.A and Chairman and Chief Executive Officer at RCS Digital S.p.A.). From 2011 to 2013, he was an independent non-executive Director and member of the Nomination and Remuneration Committee at Prelios, a Company operating in the Real Estate sector. From 2012 to April 2014, he was Strategy Advisor & non-Executive Director at Primi sui Motori, a Company listed on the Milan AIM Stock Exchange, operating in the digital marketing & advertising sector. He has also served as an Independent non-Executive Director at Gruppo Argenta, a leading operator of vending machines in Italy.

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

As of April 7, 2017 the executive officers of TIM and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Giuseppe Recchi	53	Executive Chairman	2014
Flavio Cattaneo	53	Chief Executive Officer	2016
Managers:
Lorenzo Forina	44	Head of Business and Top Client	2016
Agostino Nuzzolo	49	Head of Legal Affairs	2017
Piergiorgio Peluso	49	Chief Financial Officer and Head of Administration Finance and Control and ad interim Head of Business Support Office(1)	2012
Francesco Micheli	71	Head of Special Group Projects and ad interim Head of Human Resources and Organizational Development	2016
Cristoforo Morandini	54	Head of Regulatory Affairs	2015
Giovanni Ferigo	57	Head of Technology	2016
Stefano Azzi	48	Head of Consumer & Small Enterprise	2016
Stefano Ciurli	54	Head of Wholesale	2014
Stefano De Angelis	49	CEO Tim Participações	2016

(1)	Since April 15, 2016 he has been Head of TIM’s Business Support Office.

The following are the selected biographical data of the executive officers, other than Directors (for the biographical data of Mr. Giuseppe Recchi and Mr. Flavio Cattaneo please see above under “—6.1 Directors”):

Stefano Azzi:    Mr. Azzi was born in Naples, in 1968. Since July 2016, he has been Head of the Function Consumer & Small Enterprise of TIM. Mr. Azzi has a Degree in Business and Economics Marketing. From 1993 to 1994, Mr. Azzi was a Junior Consultant and Trainer for young entrepreneurs at C.R.S. Consulting and Training of Naples. From 1994 to 1999, he was an Assistant Brand Manager at Colgate—Palmolive. From 1999 to 2007, he was Head of Promotions and Conventions at Wind Telecommunication. In 2007, he became Head of Large Distribution Channel Management at Wind, where he dealt with retail chains and national agreements. From 2007 to 2009, he was appointed Director of Regional Sales in H3G at Wind, where he was responsible for the management of all Retail Sales Channels, and Outbound Business and Trade Marketing. In January 2010, he was hired by TIM S.p.A. for the Domestic Market Operations division, where he was appointed Head of Regional Sales Center Sales of Consumer function. In August 2011, following the reorganization of the Consumer function, he was assigned the responsibility for the Retail Channel function, within the Sales of Consumer Mobile function. Starting in February 2013, Mr. Azzi, under the Consumer Sales function, was assigned the responsibility of Pull Channel Management, with the task of ensuring the definition of trade policies and development of the sales network for Retail Sales Channels. He was Responsible for “Go to Market” of Marketing Offers and Devices and for coordination in regional activities. In 2014, he was appointed new Head of Sales Department. Keeping the previously assigned responsibilities, in May 2016, he was appointed to support the CEO Flavio Cattaneo in coordinating the Consumer & Small Enterprise Market function. He has previously served as Chairman of the Board of Director of 4G Retail S.r.l. and of Noverca S.r.l.

Stefano Ciurli:    Mr. Ciurli was born in Rome, in 1962. Since November 2015, he has been Head of the Wholesale Department at TIM. After graduating with a degree in Economics and Commerce, he began his professional career in 1987 in Sip. During his years with TIM he has had increasing more responsibilities within the Finance, Administration and Control, International, Supply Chain and Logistics, Real Estate and Energy departments. From July 2003 to December 2005, he served as Chief Financial Officer of TIM (a subsidiary of the Company). Since 2006, he has been in charge of the International Support area with responsibility for business development activities and “plug & play” opportunities at the international level. In August 2008, he was appointed head of the Planning & Control department. In March 2009, he was appointed Head of the Purchasing department. In April 2011, he was appointed Head of Supply Chain & Real Estate. In December 2012, he was appointed Head of the Caring Services division. In December 2014, he was appointed Head of the National Wholesale Services.

Stefano De Angelis:    Mr. De Angelis was born in Rome, in 1967. Since May 2016, he has been Chief Executive Officer at TIM Partecipaçoes S.A. He graduated from the Università Studi La Sapienza in Rome with a degree in

Item 6. Directors, Senior Management and Employees	Executive Officers

Economics and Business. Mr De Angelis obtained an MBA in Business Administration at the School of Management of the University of Turin. In 1996, Mr. De Angelis began working as a financial controller for Fiat S.p.A. From 1997 to 2001, Mr. De Angelis was Business Controller at TIM. During his years with TIM he has had increasingly more responsibilities. From July 2004 to August 2007, he was Director of Administration, Finance and Control and an Investor Relations Officer at TIM Participações S.A.. From September 2007 until March 2009, has was Director of Planning and Control for Domestic & Int’l Business Units at TIM S.p.A. He was Director of Administration, Planning and Control at TIM S.p.A. from March 2009 until January 2013. From January 2013 to September 2014, Mr. De Angelis held the position of Chief Executive Officer at Telecom Argentina S.A. From August 2014 to May 2016, he was a Director of the Consumer and Multimedia Entertainment Division at TIM S.p.A. In 2000, he was appointed Board Officer at Stream S.p.A. and, from 2001 to 2002, he served as Chief Financial Officer of Telecom Italia Media S.p.A.. He was Director of Planning and Control at Tim S.p.A. from 2002 to 2004.

Giovanni Ferigo:    Mr. Ferigo was born in Udine, in 1959. Since July 2016, Mr. Ferigo has been Chief Technology Officer of TIM, responsible for engineering, development and maintenance of network and service infrastructures as well as technology, product and service innovation and the development of relations with players of the Telco and ICT Industries. Mr. Ferigo graduated with a Master Degree in Electronic Engineering. From 1987 to 1993, he was Head of TIM’s Territorial Network Unit for Reggio Emilia. From 1994 until 1997, Mr. Ferigo was Head of TIM’s Territorial Network Direction for the Central Northern region. From 1998 to 2001, he worked for Telecom Italia Mobile as Manager of Exercise Line in Network Area. From 2001 to 2002, he served as a Technical Director for Amena Retevisioni Movil, a TIM subsidiary located in Spain. From 2002 until 2004, he was responsible for the International Network within the Network function of Telecom Italia Mobile. He had the task of contributing to the homogenization of the technological choices made by the subsidiary companies. From 2004 to 2006, he assumed responsibility for Quality Network in Technology within the Network Operations Function at TIM. In 2006, became Head of Development for fixed and mobile. In 13 February 2008, following the re-organization of the Technology Department, he was appointed Head of Delivery Operations Services. On September 17, 2009, Mr. Ferigo was appointed Head of Operations Governance and in May 6, 2011 he was appointed Head of Engineering & Access Network Development. Since December 2014, he has served as Head of Network Development & Operations Department at TIM.

Lorenzo Forina:    Mr. Forina was born in Genova, in 1973. Since July 2016, Mr. Forina has been Domestic Business Division Director of TIM. Mr Forina graduated from the University of Genova with a degree in Mechanical Engineering, with maximum marks. Mr Forina obtained a Masters degree in Business Administration at the INSEAD (Europe Campus) of Fontainebleau, in France. From 1997 to 1998, has was a Technical Engineer for D’Appolonia. From January until April 1998, he was a Consultant of Value Partner to Milano. From April 1998 until March 2013, he was a Partner of McKinsey and Company. From April 2013 until July 2016, Mr. Forina served as Chief Marketing Officer of TIM’s Consumer Division.

Francesco Micheli:    Mr. Micheli was born in Rome, in 1946. He is Head of Special Group Projects for TIM S.p.A., reporting directly to Chief Executive Officer, with responsibility for Cost Management. He is also Interim Head of Human Resources & Organizational Development. Mr. Micheli received a Sociology degree, with honors, from the University Studi La Sapienza in Rome. From 1965 to 1975, he was Head of Industrial Relations and Personnel Director for Technicolor S.p.A. From 1976 until 1986, Mr. Micheli was Personnel Director and Director of the General Affairs of Tirrena Insurance. From 1986 until 1991, he was Director of Human Resources and Organization for Gucci S.p.A. From 1993 to 2003, he held various positions in the human resources departments of various major companies. From 2007 to 2011, Mr. Micheli was appointed General Manager responsible for Cost Management and Head of Banca dei Territori within the Intesa SanPaolo Group. From 2012 to 2014, he served as Chief Operating Officer of Intesa Sanpaolo Group, Managing Director and General Manager of Intesa Group Service and a member of the Board of Directors. From 2015 to 2016, he was a consultant for private equity firms operating in the mergers and acquisitions, banking and insurance sectors.

Cristoforo Morandini:    Mr. Morandini was born in Varese, in 1962. He has been Chief of Regulatory Affairs and Equivalence at TIM since November 2015. After graduating from the Bocconi University in Milan with a degree in Economics and Social Sciences, Mr Morandini began his professional career in academic research on technological innovation and internationalization. In 1998, he participated in the founding of Between, a consultancy company specialized in telecommunications, as the head of the strategic consultancy and regulatory analysis area. As the creator and coordinator of the Osservatorio Banda Larga (Broadband Observatory), he carried out research and

Item 6. Directors, Senior Management and Employees	Executive Officers

consultancy for major public and private enterprises regarding technology, regulations and the market for the electronic communications sector, he also took part in primary extraordinary transactions as a technical-economic advisor. He was an Partner of Ernst & Young in the Telecommunications Media and Technology sector.

Agostino Nuzzolo:    Mr. Nuzzolo was born in Caserta, in 1968. He has been Head of TIM’s Legal Affairs and General Counsel of TIM since January 2017 and Secretary to the Board of Directors since February 2017. Mr. Nuzzolo holds degree in Economics, cum laude, from the University of Bergamo, a law degree from the University of Milan and a graduate degree in Scienze della Sicurezza Economico-finanziaria from the University of Tor Vergata. In 2003, he obtained a Post-University Degree in Corporate Taxation, Scuola Polizia Tributaria Guardia di Finanza in cooperation with Bocconi University, Milan and admission to the bar (Italian Attorney). From July 1986 until May 2006, he served as an officer cadet at the Military Academy of the Guardia di Finanza. During his career, he was in charge of managing and supervising daily activities and inspections in connection with combating tax and finance criminal activities as well as training of military cadets and other personnel in the Academy, assigned to both national and international units and operations. In his last appointment, he was served as Lieutenant Colonel, Head of Analysis and Studies within the Commanding General Office in Rome. He was also a member of the OECD commission (jointly Italy and US) in charge of verifying the effective implementation in Japan of the OECD Convention against Corruption (February-April 2006). From May 2006 to May 2008, he served as Tax Manager of Italcementi Group, directly reporting to the Administration & Control Director. From May 2008 to September 2014, he served as Legal, Tax and Compliance Director of Italcementi Group, directly reporting to the CEO. From February 2016 to June 2016, he held the office of HR, Organization and Information Technology Director (interim and in addition to the General Counsel position) of Italcementi Group, directly reporting to the CEO. From July 2016 to January 2017. Mr. Nuzzolo was General Counsel and Operational Director of Italmobiliare SpA, an investment holding company with the responsibility of coordinating all non-financial activities (legal, corporate affairs, tax, HR and general services). He also served as secretary to the Board. Mr. Nuzzolo was been an Adjunct Professor of International Taxation at the University of Bologna (School of Economics, Management and Statistics) from 2013 to 2016 and an adjunct professor in International Taxation at University of Roma Tre during the 2010-2011 academic year.

Piergiorgio Peluso:    Mr. Peluso was born in Rome in 1968. Since September 26, 2012, he has been Head of Administration, Finance and Control at TIM and, since April 18, 2014, Manager Responsible for Preparing the Company’s Financial Reports. Since April 15, 2016, Mr. Peluso has been Head of TIM’s Business Support Office. After graduating with a degree in Economic and Social Sciences from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, Mr, Peluso was an accountant at Arthur Andersen & Co until 1994. Following a period at Mediobanca as Senior Financial Analyst (1994-1998) and with Credit Suisse First Boston as Vice President of Financial Institutions Group (1998-2000) and Mergers & Acquisitions Group (2000-2001), he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area in 2002. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A. In 2009, he was appointed CEO of UniCredit Corporate Banking S.p.A. In 2010, following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012, he was Managing Director of Fondiaria SAI S.p.A.. Mr. Peluso has been Director of Banco di Sicilia S.p.A., Edison S.p.A., Gemina S.p.A., Aeroporti di Roma S.p.A. and Milano Assicurazioni S.p.A. He is currently a Director and member of the control and risk committee of TIM Participaçoes S.A., of Fondazione TIM, of Inwit S.p.A., of Flash Fiber S.r.l. and Telenergia S.r.l. (where he is also Chairman).

* * *

In February 2016, the District Court of Milan issued an indictment against Mr. Piergiorgio Peluso, and 11 other individuals in connection with an investigation stemming from the bankruptcy of Imco S.p.A. (“Imco”) in 2012.

The principal allegation against Mr. Peluso is that, as CEO of UniCredit Corporate Banking S.p.A. (“UniCredit”) (the position he held before joining TIM in September 2012), he approved a complex restructuring transaction, which had, according with the allegation, the effect of decreasing the net asset value of Imco. The trial in this matter is scheduled to begin in June 2017.

Item 6. Directors, Senior Management and Employees	Board of Auditors

6.3    BOARD OF AUDITORS

On May 20, 2015, the Shareholders Meeting appointed the present Statutory Board of Auditors, that will remain in office until approval of the 2017 financial statements. Based on the slates submitted by the shareholders, five Acting auditors and four alternate Auditors have been appointed.

The Shareholders’ Meeting also appointed Auditor Roberto Capone as Chairman of the Board of Statutory Auditors.

The following table lists the members of the Telecom Italia Board of Statutory Auditors as of April 7, 2017.

Name	Position	Appointed
Roberto CAPONE(1)	Chairman	2015
Vincenzo CARIELLO(1)	Acting Auditor	2015
Paola MAIORANA	Acting Auditor	2015
Gianluca PONZELLINI	Acting Auditor	2015
Ugo ROCK	Acting Auditor	2015
Francesco Di CARLO	Alternate Auditor	2015
Gabriella CHERSICLA	Alternate Auditor	2015
Piera VITALI(1)	Alternate Auditor	2015
Riccardo SCHIOPPO(1)	Alternate Auditor	2015

(1)	Elected by minority shareholders.

The positions held by the members of the Board of Statutory Auditors in other listed companies are shown below:

Roberto Capone	Chairman of the Board of Auditors of Bonifiche Ferraresi.
Gianluca Ponzellini	Statutory Auditors of De Longhi S.p.A.

For a detailed description of Telecom Italia’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company) and the mechanics for its appointment, see “Item 10 Additional Information—10.1 Corporate Governance”.

Item 6. Directors, Senior Management and Employees	External Auditors

6.4    EXTERNAL AUDITORS

The audit of Italian issuers and their groups is governed by legislative decrees on statutory audits of annual accounts and consolidated accounts and, since January 1, 2017, by European regulation. In particular, such legislative decrees and European regulation fix the duration of audit engagements at nine years and prohibit the renewal or the re-engagement unless at least three years (four years since January 1, 2017) have elapsed from the date of termination of previous assignment.

The Shareholders’ Meeting held on April 29, 2010 appointed PricewaterhouseCoopers S.p.A. as TIM’s independent auditors for the nine-year period 2010-2018 beginning with the financial year ended December 31, 2010.

Italian audit principles require that, in case of corporate groups, the audit firm of TIM should carry out the audit of the group’s most important entities in terms of the nature of operations, in such a way that it can act as the main group audit firm and express a professional evaluation on the financial statements in their entirety. In addition, the Guidelines for the Appointment of external Auditors (the “Group Procedure”), which are currently being revised following the new regulatory framework, issued by TIM in March 2010 in view of the engagement of PricewaterhouseCoopers S.p.A. for the 2010-2018 period, provides that the auditor of TIM is the principal auditor of the entire group headed by TIM and consequently is the auditor to be preferred in the conferral of appointments by subsidiaries for mandatory auditing.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

6.5.1     EMPLOYEES AND CHANGES IN THE TIM GROUP

The number of Group employees at December 31, 2016 and 2015 was the following:

	As of December 31,
	2016	2015	Changes
	(units)
Employees—Italy	51,122	52,554	(1,432)
Employees—Foreign	10,103	13,310	(3,207)

Total Employees at payroll	61,225	65,864	(4,639)
Employees with temporary work contracts	4	3	1

Total Employees	61,229	65,867	(4,638)
Employees allocated to non-current assets held for sale		16,228	(16,228)

Total	61,229	82,095	(20,866)

The decrease in workforce (excluding employees with temporary work contracts and employees allocated to non-current assets held for sale) of 4,639 units compared to December 31, 2015, is mainly the result of the following events that occurred in 2016:

•	workforce turnover of 4,663 units; and

•	the inclusion in the scope of consolidation of Noverca (24 units).

Workforce turnover is detailed below by each Business Unit:

	Hirings	Terminations	Changes
	(units)
Domestic	628	2,082	(1,454)
Brazil	1,920	5,113	(3,193)
Other Operations	39	55	(16)

Turnover	2,587	7,250	(4,663)

TIM S.p.A.

	As of December 31,
	2016	2015	Changes
	(units)
Personnel on payroll (*)	45,907	44,171	1,736

(*)	As of December 31, 2016, included 3,234 employees of Telecom Italia Information Technology, merged into TIM S.p.A.

Tim Brasil group

	As of December 31,
	2016	2015	Changes
	(units)
Tim Brasil group—Total	9,849	13,042	(3,193)

6.5.2    INDUSTRIAL RELATIONS

TIM S.p.A.

The first half of 2016 was characterized by numerous meetings with trade union parties, from various company departments.

During these meetings, the Company and trade union representatives agreed on the introduction of new work shifts for workers in the Fraud Operations area, which will contribute to better service coverage and better fulfilment of customer needs.

Item 6. Directors, Senior Management and Employees	Employees

Significant discussions with the trade union parties also concerned Company departments in charge of supervising network platforms and services, as well as technical services, in connection with establishing hours of operation in line with the organizational changes and the desire to offer better services and quality to customers.

More specifically, for the Network department, agreements were reached with respect to the shifts of the newly-established “Single Front End”. The Single Front End will concentrate Network department activities, which were previously covered by several territorial units, in just the two poles, in Rome and Milan.

Moreover, both nationally and locally, specific agreements have been signed to allow certain staff to take a day’s paid leave as an alternative to the payment awarded under their contract for national holidays and patron saint days falling on a Sunday in 2016.

In June, the Company and trade union organizations signed a specific protocol, renewing the structure of the TIM Industrial Relations model, in order to further optimize discussions in the area of information, consultation and negotiation, both at the national and local levels.

In line with the relations model developed over time, aimed at seeking dialogue and a constructive comparison of ideas, the importance of the Company office has been confirmed, as the perfect place within which to identify solutions able to accompany the organizational evolution processes, including through a greater involvement of local representatives.

The unitary trade union representatives, recently re-elected, are present in a capillary fashion throughout all regions of Italy. The new protocol creates a framework for the further development of relations on a local level, seeking suitable opportunities for a decentralized discussion in order to better grasp and combine, in respect of the reciprocal roles, the specific needs and opportunities marking the various territorial contexts.

In full compliance with current legal provisions, the Company carried out the required procedure with the relevant union representatives for the merger by incorporation of Telecom Italia Information Technology S.r.l. in TIM S.p.A., which was completed positively with an agreement between the parties.

The merger is intended to maximize the organizational efficiency of the TIM Group, by simplifying its structure and the related processes, with a resulting reduction of administrative costs and development of the traditional skills of IT resources.

In July, TIM and Federmanager RSA Dirigenti signed an agreement for the management of 170 surplus executive staff, providing for them to leave the Company by December 31, 2018.

The people impacted are mainly those who have gained or will have gained entitlement to any form of retirement pension by the end of 2018, or pre-retirement based on the Fornero law.

The redundancy plan was required in order to reduce costs while achieving a generational change as part of the radical reorganisation and simplification process launched by the company.

Establishing the right quality and quantity of executive staff is essential and is a precondition for future internal managerial resource enhancement and development paths.

The parties agreed to launch a joint procedure, pursuant to law 223/1991, to ensure that all the executives involved receive definite and uniform remuneration.

Furthermore, for the period of the agreement, as a waiver to the Employment Contract, the Company has granted executives who have not reached retirement age, but who voluntarily sign up to the agreement, an incentive to leave that is commensurate with their seniority and other compensations.

With this agreement, the intention of TIM and Federmanager RSA has been to identify suitable measures to lessen the social impact of the necessary adjustment of the workforce.

Item 6. Directors, Senior Management and Employees	Employees

Brazil

The Company held several meetings with two national Federations (FENATTEL and FITTEL), which, together, represent 27 unions in the country, to negotiate the Collective Bargaining Agreement, related to social and financial labor aspects, including increases in benefits and wages, as well as negotiating the Profit Sharing Programme.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on April 16, 2014 set the maximum total annual remuneration for the Board of Directors, which will remain in office for a three-year term, until the approval of the 2016 financial statements, at up to 1.9 million euros, in accordance with article 2389, first paragraph, of the Italian Civil Code. This amount is to be divided amongst the directors in accordance with the resolutions adopted by the Board itself on this point. The Shareholders’ Meeting held on December 15, 2015, approved an increase of the overall remuneration of the Board of Directors up to 2,484,615 euros, in connection with the appointment of four additional Directors.

The above mentioned overall amount is distributed as follows (gross amounts on a yearly basis):

•	110,000 euros to be paid to each director in office (excluding the Chairman of the Board and the CEO);

•	an additional 45,000 euros to be paid to each member of the Control and Risk Committee;

•	an additional 40,000 euros to be paid to each member of the Nomination and Remuneration Committee;

•	an additional 20,000 euros to be paid to the Chairman of each Control and Risk Committee and Nomination and Remuneration Committee;

•	an additional 45,000 euros to be paid to Director Calvosa, who is assigned the role of link between the Board and the control functions which report directly to the Board;

•	an additional 25,000 euros to be paid to each member of the Strategic Committee;

•	an additional 15,000 euros to be paid to the Chairman of Strategic Committee.

The total compensation due by TIM and by the TIM Group subsidiaries in 2016 to the members of the Board of Directors of TIM was 19.7 million euros.

Following the renewal of the Board of Directors (Shareholders’ Meeting of April 16, 2014) the remuneration package of the Chairman (Mr. Recchi, who is not an employee of the Company) was initially agreed by contract as follows:

•	fixed annual remuneration of 700,000 euros gross for his position as Chairman of the Board;

•

variable remuneration linked to annual performance objectives decided by the Board, with a target value of 200,000 euros and a range of between 50% and 150%, depending on the level of achievement of the targets assigned;

•

benefits similar to those granted to Group executives (company car, medical and accident insurance, complementary healthcare, complementary welfare). With specific reference to complementary welfare, provision was made for the Company to make an annual payment to the Company complementary welfare fund amounting to 10% of his fixed remuneration.

On April 27, 2016 the target value of the Chairman’s variable remuneration was set at 700,000 euros.

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

The remuneration package of the Chief Executive Officer of the Company up to March 22, 2016 (Mr. Patuano, who was an employee of TIM) had been agreed by contract as follows:

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

When Mr. Patuano resigned on March 22, 2016, in line with the remuneration policy and the agreements in place, in addition to accrued remuneration, fixed and variable (the latter subject to claw back mechanisms), Mr. Patuano was granted an additional 1,235,000 euros gross with respect to termination of the directorship and 4,765,000 euros gross with respect to termination of the employment contract, for an overall amount of 6,000,000 euros gross. As per the contractual regulation in force, the stock options already granted to Mr. Patuano expired, with no economic effect.

The remuneration package of the present Chief Executive Officer of the Company effective March 30, 2016 (Mr. Cattaneo, who is an employee of TIM) had been agreed by contract as follows:

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

In the event of early termination of the employment and directorship as a good leaver (namely, after revocation, dismissal or non-renewal as CEO for the 2017/2019 term in the absence of just cause, or resignation for just cause or for revocation or reduction of powers, or their extension to other directors or caused by changes in control, and any operation that produces the same substantial effect), an agreed amount shall be paid—distinct from and in addition to the MBO and the stock option plans (or equivalent monetary measure) and the Special Award—equal to the sum of the payment in lieu of notice, as specified in the collective employment agreement, and severance pay equal to 24 months’ salary, considering both the fixed gross annual remuneration and the mean of the amounts received or accrued as MBO in the preceding 36 months (or lesser period of duration of employment as Chief Executive Officer of the Company).

In addition, the present Chief Executive Officer of the Company, according to his remuneration package, was named as one of the beneficiaries of the Special Award. This provides for an annual bonus totaling a maximum of 5.5% of the difference between (i) the results achieved separately in each of the years 2016, 2017, 2018 and 2019 and (ii) the consolidated targets for EBITDA, Opex reduction and NFP (Net Financial Position) as defined in the 2016-2018 Industrial Plan, using for 2019 the same values as the plan for the 2018 financial year; 4% of the aforementioned difference will be reserved for the remuneration of the Chief Executive Officer, while the remaining maximum 1.5% will benefit other managers of the Company, to be identified by the Chief Executive Officer. The bonus (to an overall maximum of 55,000,000 euros) will be paid in 2020, 80% in equity and 20% in cash. In the event of early termination of Mr. Cattaneo as a good leaver, he will be paid any amounts accrued pursuant to the Special Award, if any, and the bonus he would be entitled to, according to a linear projection to December 31, 2019 of the average bonus already accrued.

The present Chief Executive Officer of the Company was also entitled, under his contract, to participate in the 2017/2019 Stock Option Plan or another long-term incentive plan at conditions no less favourable than those envisaged in the 2014/2016 Stock Option Plan, under which he may accrue a bonus the target value of which is equal to 100% (and up to a maximum of 150%) of the fixed remuneration for each year of the three-year period 2017-2019. Considering that this plan was not approved for 2017, the aforementioned plan will be replaced with another monetary incentive of equal financial content. The right to participate in the 2017/2019 Stock Option Plan (or equivalent) shall be maintained in the event of Mr. Cattaneo’s early termination as a good leaver, before the end of the three-year term, with possible substitution with a monetary payment, of essentially equivalent financial content, if satisfaction in kind proves impossible. Mr. Cattaneo stated his intention to renounce receipt of the aforementioned form of remuneration, against devolution of the corresponding gross amount by the Company to categories of employees of the Group, to be proposed by Mr. Cattaneo himself.

* * *

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The following table lists the Directors who served during 2016 and their respective compensation as of December 31, 2016, according to the disclosure format set forth by Consob, the Italian market regulator (Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions):

				Column 1	Column 2	Column 3	Column 3	Column 4	Column 5		Column 6	Column 7	Column 8
Name and surname	Position	Period for which the position was held	Expiry of term of office	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non- monetary benefits	Other remuneration		Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing
				(thousands of euros)
Giuseppe Recchi (1)	Executive Chairman	1/1 – 12/31/2016	12/31/2016	700		792		80			1,572

Marco Patuano (2)	Chief Executive Officer	1/1 – 3/22/2016	12/31/2016	550		2		10			562		6,000

Flavio Cattaneo (3)	Director/ Chief Executive Officer	1/1 – 12/31/2016	12/31/2016	1,032		4,222		2	1,869	(*)	5,256 1,869	8,712

Arnaud Roy de Puifontaine (4)	Director/ Deputy Chairman	1/1 – 12/31/2016	12/31/2016	140	52						192

Tarak Ben Ammar (5)	Director	1/1 – 12/31/2016	12/31/2016	110							110

Davide Benello (6)	Director	1/1 – 12/31/2016	12/31/2016	110	71						181

Lucia Calvosa (7)	Director	1/1 – 12/31/2016	12/31/2016	155	65						220

Laura Cioli (8)	Director	1/1 – 12/31/2016	12/31/2016	110	56						166

Francesca Cornelli (9)	Director	1/1 – 12/31/2016	12/31/2016	110	45						155

Jean Paul Fitoussi (10)	Director	1/1 – 12/31/2016	12/31/2016	110	5						115

Giorgina Gallo (11)	Director	1/1 – 12/31/2016	12/31/2016	110	45						155

Félicité Herzog (12)	Director	1/1 – 12/31/2016	12/31/2016	110	39						149

Denise Kingsmill (13)	Director	1/1 – 12/31/2016	12/31/2016	110	18						128

Luca Marzotto (14)	Director	1/1 – 12/31/2016	12/31/2016	110	40						150

Hervé Philippe (15)	Director	1/1 – 12/31/2016	12/31/2016	110							110

Stephane Roussel (16)	Director	1/1 – 12/31/2016	12/31/2016	110	35						145

Giorgio Valerio (17)	Director	1/1 – 12/31/2016	12/31/2016	110	66						176

Total				3,897	537	5,016	—	92	1,869		11,411	8,712	6,000

(*)	The amount is subject to the conditions of the Special Award and payment is deferred to 2020.

(1)	Giuseppe Recchi—Executive Chairman of the Board of Directors

col. 1 This amount includes the fixed compensation, pursuant to article 2389, subsection 3, of the Italian Civil Code, resolved by the Board of Directors;

col. 3 The amount, pursuant to article 2389, paragraph 3, of the Civil Code, refers to the “bonus” for the financial year for objectives achieved in the year itself (791,000 euros), as well as reimbursements for membership of clubs and associations (1,000 euros).

(2)	Marco Patuano—Former Chief Executive Officer

col. 1 The amount includes the remuneration for work as employee (321,000 euros), compensation for travel expenses (1,000 euros) and payments for accrued holiday pay (228,000 euros);

col. 3 The amount, relating to employment, refers to reimbursements for membership of clubs and associations (1,000 euros) as well as miscellaneous/taxed reimbursements (1,000 euros);

col. 8 For the severance pay refer to the previous 2015 Annual Report.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(3)	Flavio Cattaneo—Director/Chief Executive Officer

col. 1 This amount includes the fixed compensation (pursuant to article 2389, subsection 1, of the Italian Civil Code) received in the period 1/1—3/29/2016 as a member of the Board of Directors (27,000 euros), remuneration for work as an employee (1,003,000 euros) and compensation for travel expenses (2,000 euros) set forth by the collective agreements for industrial company managers in the period in which he held the office of Chief Executive Officer 3/30—12/31/2016;

col. 3 The amount, pursuant to article 2389, subsection 3, of the Italian Civil Code, refers to the “bonus” for the financial year for objectives achieved in the year itself (1,720,000 euros), the sign-up bonus (2,500,000 euros) as well as reimbursements for membership of clubs and associations (2,000 euros);

col. 5 The amount refers to the cash component (20%) of the Special Award—2016 annuity the payment of which will occur in 2020 after the Board of Directors’ approval of the 2019 Consolidated Financial statements if certain conditions are met (for further details please see the Note “Equity compensation Plans” of the Notes to the 2016 Consolidated Financial Statements included elsewhere in this Annual Report);

col. 7 The amount refers to the equity component (80%) of the Special Award—2016 annuity (8,422,000 euros corresponding to the amount charged to the income statement; while the actual award for the year 2016 is equal to 9,584,453 TIM ordinary shares the delivery of which will occur in 2020 if certain conditions are met - for further details please see the Note “Equity compensation Plans” of the Notes to the 2016 Consolidated Financial Statements included elsewhere in this Annual Report). The amount includes also the equity component relating to the 2014/2016 Stock Option Plan, only accrued for the 2016 financial year (290,000 euros).

(4)	Arnaud Roy de Puyfontaine—Director/Deputy Chairman

col. 1 This amount refers to the compensation received as member of the Board of Directors (110,000 euros) and the accrued income received as compensation for the office of Deputy Chairman for the period 4/27-12/31/2016 (30,000 euros);

col. 2 This amount refers to the accrued income received as a compensation for the role of member of the Nomination and Remuneration Committee for the period 2/15-12/31/2016 (35,000 euros), and accrued income received as a compensation for the role of member and Chairman of the Strategic Committee for the period 7/26-12/31/2016 (17,000 euros). The compensation for the office of Chair of the Strategy Committee is due for the period 9/30 (appointment date) to 12/31/2016 and would have amounted to 3,813.00 euros. The difference will be recovered with the payment of compensation relating to the first quarter of 2017.

(5)	Tarak Ben Ammar—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors.

(6)	Davide Benello—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee (40,000 euros) and as Chairman of the Nomination and Remuneration Committee (20,000 euros) and as member of the Strategic Committee for the period 7/26-12/31/2016 (11,000 euros).

(7)	Lucia Calvosa—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors (110,000 euros) and as link between the Board of Directors and the corporate control departments which report directly to the Board (45,000 euros);

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee (45,000 euros) and Chairman of the Control and Risk Committee (20,000 euros).

(8)	Laura Cioli—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee (45,000 euros), as member of Strategic Committee for the period 7/26-12/31/2016 (11,000 euros).

(9)	Francesca Cornelli—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee.

(10)	Jean Paul Fitoussi—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the accrued income received as compensation for the role of member of the Nomination and Remuneration Committee for the period 1/1-2/15/2016.

(11)	Giorgina Gallo—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee.

(12)	Félicité Herzog—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the accrued income received as compensation for the role of member of the Nomination and Remuneration Committee for the period 2/15-12/31/2016.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(13)	Denise Kingsmill—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the accrued income received as compensation for the role of member of the Nomination and Remuneration Committee for the period 1/1-6/15/2016.

(14)	Luca Marzotto—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee.

(15)	Hervé Philippe—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

(16)	Stephane Roussel—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the accrued income received as compensation for the role of member of the Nomination and Remuneration Committee for the period 2/15-12/31/2016.

(17)	Giorgio Valerio—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee (45,000 euros), and to the accrued income received as compensation for the role of member of the Nomination and Remuneration Committee for the period 6/20-12/31/2016 (21,000 euros).

Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors.

		Options assigned in previous financial years			Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year (*)	Options held at the end of the financial year	Options for the year
Name and Position	Plan and respective resolution	Number of financial instruments	Strike price	Possible exercise period (from – to)	Number of financial instruments	Strike price	Possible exercise period (from – to)	Fair value on assignment date (in euros)	Date of assignment	Market price on assignment	Number of financial instruments	Strike price	Market price	Number of financial instruments	Number of financial instruments	Fair value
Marco Patuano—Chief Executive Officer	2014 Stock Option Plan 4/16/2014	20,106,382	€0.94	2017 / 2019										20,106,382	0
Flavio Cattaneo—Chief Executive Officer	2014 Stock Option Plan 4/16/2014				6,702,127	€0.99	2017- 2020	€723,830.00	4/26/2016	€0.866				5,808,510	893,617	€289,532

(*)	The options that expired during the year refer to the loss of rights resulting from transfers and the level of achievement of the objectives.

For further details, please see “Note—Equity compensation plans” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

6.6.2    Compensation of Executive Officers

The total compensation (including deferred compensation related to the Special Award) due to the Company’s executive officers by the Company or by any of the Company’s subsidiaries in 2016 (including the Chief Executive Officer and the Executive Chairman) was 36.1 million euros.

In case of severance, the settlement set out in law, in the Collective Employment Agreement and in supplementary company agreement apply.

There are no general non-competition policies for executive officers with strategic responsibilities.

Applicable Italian law requires disclosure of individual compensation in the form of stock options for General Managers and, in the aggregate and divided by plan, the stock options granted by TIM S.p.A. to Executive Officers as a group.

The specific provisions and the information relating to the current Chief Executive Officer (Mr. Flavio Cattaneo), who is an employee of the Company, are described under 6.6.1 “Compensation of Directors”.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

The following tables have been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions.

		Options assigned in previous financial years					Options assigned during the financial year								Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year	Options for the Year
Position	Plan and respective resolution	Number of financial instruments	Strike price			Possible exercise period (from – to)	Number of financial instruments	Strike price		Possible exercise period (from – to)	Fair value on assignment date (in euros)	Date of assignment	Market price on assignment		Number of financial instruments	Strike price	Market price	Number of financial instruments (*)	Number of financial instruments	Fair Value (in euros)
Remuneration in the company that draws up the financial statements
Executive Officers	2014 Stock Option Plan 4/16/2014	31,072,008		€0.94		2017 / 2020	586,956		€1.15	2017 / 2020	87,652	04/01/2016	€1.127					29,805,879	1,853,085	279,228
Remuneration from subsidiaries and associates
Executive Officers	2013 Stock Option Plan	412,781	R$	8.1349	(1)	2014 / 2019												137,595	275,186	17,238	(2)
Executive Officers	2014 Stock Option Plan	338,601	R$	13.4184	(1)	2015 / 2020												225,734	112,867	36,468	(2)
Executive Officers	2015 Stock Option Plan	780,144	R$	8.4526	(1)	2016 / 2021												780,144	0	81,890	(2)
Executive Officers	2016 Stock Option Plan						948,276	R$	8.0977(1)	2017/ 2022	593,796 (3)(4)	11/08/2016	€8.0977	(5)					948,276	82,770	(1)

*	The options that expired during the year refer to the loss of rights resulting from transfers and the level of achievement of the objectives.

(1)	The strike price can be corrected in relation to the conditions laid down in the plan.

(2)	Amounts relating to local Stock Option Plans have been converted into euros at the average exchange rate in 2016, at 06/30/2016 (4.13001 Real/€).

(3)	Amounts relating to local Stock Option Plans have been converted into euros at the average exchange rate in 2016, at 12/31/2016 (Reais/€3.85935).

(4)	Fair Value at allocation date for each option equal to 2.4167 Reais.

(5)	The market price (same value as the strike price) is calculated on the basis of the share price weighted for the volume of trading in the 30 days prior to 09/29 of each year.

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

The total compensation paid by the Company or by any of the TIM Group subsidiaries in 2016 to the members of the Board of Auditors was approximately 515 thousand euros.

Individuals	Description of the position			Compensation
Name	Position held	Period during which position was held	Office expiry	Compensation base	Non cash benefits	Bonuses and other incentives	Other Compensations	Total
				(thousands of euros)
Roberto CAPONE(1)	Chairman	1/1-12/31/2016	12/31/2017	135				135
Vincenzo CARIELLO(2)	Acting Auditor	1/1-12/31/2016	12/31/2017	95				95
Paola MAIORANA(3)	Acting Auditor	1/1-12/31/2016	12/31/2017	95				95
Gianluca PONZELLINI(4)	Acting Auditor	1/1-12/31/2016	12/31/2017	95				95
Ugo ROCK(5)	Acting Auditor	1/1-12/31/2016	12/31/2017	95				95

Total				515				515

(1)	Roberto Capone—Chairman of the Board of Statutory Auditors

This amount refers to the compensation received as Chairman of the Board of Statutory Auditors.

(2)	Vincenzo Cariello—Acting Auditor

This amount refers to the compensation received as Acting Auditor.

(3)	Paola Maiorana—Acting Auditor

This amount refers to the compensation received as Acting Auditor.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers and Members of the Board of Auditors

(4)	Gianluca Ponzellini—Acting Auditor

This amount refers to the compensation received as Acting Auditor.

(5)	Ugo Rock—Acting Auditor

This amount refers to the compensation received as Acting Auditor.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At December 31, 2016, the outstanding equity compensation plans of the Telecom Italia Group were as follows.

Telecom Italia stock option plans

The Shareholders’ Meeting of the Company on April 16, 2014 approved the Stock Option Plan 2014-2016 that was made effective following the resolution of the Board of Directors on June 26, 2014.

The beneficiaries of the Plan include the Chief Executive Officer, Top Management (including Executive Officers) and a selected part of the Management of the TIM Group. The Plan covered the three-year period 2014-2016, with a maximum limit of 196 million Ordinary Shares available for issue. Each beneficiary, upon achieving the target level of his/her performance objectives, was to be awarded a number of exercisable options, with an exercise period of three years.

The exercise price was initially set at 0.94 euros per option (strike price). When allocations were made at a later stage, the strike price was the higher of the price established upon initial allocation and the average of the official market price in the month prior to the additional allocation.

On March 23, 2017 the Board of Directors determined the actual level of achievement of the relevant performance criteria (2014-2016 Adjusted Free Cash Flow: not met; positioning of TIM’s in 8th place out of 11 in the TSR ranking of peers). The Board also acknowledged the number of subsequently accrued exercisable options amounted to 15,280,446 options and approved a corresponding capital increase of up to 15,280,446 new Ordinary Shares in order to serve their exercise.

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

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2016, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 3% of the ordinary share capital of TIM were the following:

			As of December 31, 2016
Major Shareholders	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Vivendi S.A.(*)	(direct	)	3,640,109,990	23.94

(*)	Shareholding determined following receipt of a communication from Vivendi S.A. in compliance with art. 152 octies, paragraph 7, of the Consob Issuer’s Regulations.

BlackRock Inc. notified an indirect holding as of November 15, 2016, as an asset management company, of a total number of 471,497,870 Ordinary Shares, which at December 31, 2016 was equal to 3.10% of TIM’s Ordinary Shares.

At December 31, 2016, TIM held 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 126,082,374 Ordinary Shares, for a total of 1.08% of capital with voting rights.

As of April 7, 2017, the above mentioned position is the following:

			As of April 7, 2017
	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Vivendi S.A.(*)	(direct	)	3,640,109,990	23.94

(*)	Shareholding determined following receipt of communication from Vivendi S.A. in compliance with art. 152 octies, paragraph 7, of the Consob Issuer’s Regulations.

BlackRock Inc.’s indirect holding of a total number of 471,497,870 Ordinary Shares (as indicated above), was at April 7, 2017 equal to 3.10% of TIM’s Ordinary Shares.

For more details about the significant changes in the percentage of ownership held by major shareholders, please see “Item 4. Information on the TIM Group—4.1 Business—4.1.1 Background”.

7.1.1    SHAREHOLDERS’ AGREEMENTS

The information contained herein regarding shareholders’ agreements has been derived from publicly available information filed by the parties involved with regulatory authorities. So far as TIM is aware, no facts have been omitted herein which would render the information misleading. No further or other responsibility in respect of such information is accepted by TIM.

Effective June 17, 2015, the shareholder agreement in place between the shareholders of Telco S.p.A. was dissolved, as disclosed by public notices in accordance with the applicable regulations. As a result, there are no longer any shareholder agreements relating to TIM pursuant to Article 122 of Italian Legislative Decree 58/1998.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

7.1.2    SHAREHOLDERS OWNERSHIP

❖	BOARD OF DIRECTORS

In accordance with applicable Italian law, the following table shows the investments held in TIM S.p.A. and in the related subsidiaries by all the individuals who, during 2016 or a part of that year, have held the post of director in TIM S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2015 (or at the date of appointment)	Number of shares purchased in 2016	Number of shares sold in 2016	Number of shares held at the end of 2016 (or as of the date on which individual left post, if before)
Giuseppe RECCHI	TIM S.p.A.	Ordinary	320,000	680,000		1,000,000
Marco PATUANO	TIM S.p.A.	Ordinary	70,000			70,000
		Savings	30,000			30,000
Flavio CATTANEO	TIM S.p.A.	Ordinary		1,500,000		1,500,000
Hervé PHILIPPE	TIM S.p.A.	Ordinary		12,500		12,500
Luca MARZOTTO	TIM S.p.A.	Savings	200,798			200,798

❖	BOARD OF AUDITORS

No individuals who, during 2016 or a part of that year, have held the post of statutory auditor in TIM S.p.A. hold investments in TIM S.p.A. and in the related subsidiaries.

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in TIM S.p.A. and in the related subsidiaries by all the individuals who, during 2016 or a part of that year, have held the post of executive officers in TIM S.p.A.

Company	Class of shares	Number of shares held at the end of 2015 (or at the date of appointment)	Number of shares purchased in 2016	Number of shares sold in 2016	Number of shares held at the end of 2016 (or as of the date on which individual left post, if before)
TIM S.p.A.(1)	Ordinary	54,245	30,000		84,245
Tim Participacoes	Ordinary	11,310			11,310

(1)	Of which 3,460 shares held indirectly.

* * *

As of April 7, 2017 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

7.1.3    CONTINUING RELATIONSHIP WITH THE ITALIAN STATE

The Italian Government is in a position to exercise special powers with respect to TIM.

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

As a result:

•

The Italian Government has the authority to impose conditions and potentially oppose the purchase, by non-EU entities, of controlling shareholdings in the Company. For non-EU entities, any right to purchase will be permitted solely on condition of reciprocity with the purchaser’s home jurisdiction;

•

until expiration of the period for the imposition of conditions or the exercise of the power of opposition, the voting rights attached to the shares whose transfer involves the transfer of control, are suspended. The same

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

rights are suspended in the event of any default or breach of conditions imposed to the buyer, throughout the period in which the breach or violation continues. The resolutions adopted with the vote of such shares or units, as well as the resolutions or acts adopted in violation or breach of the conditions imposed, are null;

•

the Italian Government has veto power (even in the form of imposing requirements or conditions) over any resolution, act or transaction that has the effect of modifying the ownership, control, or the availability of the same strategic assets or change their use, including resolutions of merger, demerger, transfer of the registered office abroad, transferring the company or business units which contain the strategic assets or their assignment by way of guarantee, amendment to company’s bylaws purpose, company dissolution or amendment in bylaws provisions relating to limitations on voting rights. The resolutions or acts adopted in violation of these requirements are void. The Italian Government may also order the company and any other party to restore the previous situation at their own expense.

Item 7. Major Shareholders and Related-Party Transactions	Related-Party Transactions

7.2    RELATED-PARTY TRANSACTIONS

In 2016, there were no major transactions with related parties. In addition, there were no changes or developments with respect to the related party transactions described in the 2015 Form 20-F that had a significant effect on the financial position or on the results of the TIM Group in 2016.

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

Item 9. Listing	Trading Of TIM Ordinary Shares And Savings Shares

Item 9.    LISTING

9.1    TRADING OF TIM ORDINARY SHARES AND SAVINGS SHARES

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

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2012.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2012:
First Quarter	0.923	0.772	12.300	10.170
Second Quarter	0.892	0.663	11.980	8.200
Third Quarter	0.847	0.618	10.990	7.370
Fourth Quarter	0.801	0.671	10.480	8.430
2013:
First Quarter	0.765	0.547	10.160	7.050
Second Quarter	0.665	0.515	8.600	6.660
Third Quarter	0.615	0.475	8.200	6.280
Fourth Quarter	0.748	0.613	10.300	8.230
2014:
First Quarter	0.875	0.712	12.010	9.550
Second Quarter	1.000	0.821	13.410	11.280
Third Quarter	0.936	0.807	12.550	10.710
Fourth Quarter	0.954	0.763	11.710	9.730
2015:
First Quarter	1.135	0.859	12.130	10.070
Second Quarter	1.191	1.030	13.410	11.440
Third Quarter	1.263	1.062	13.640	11.920
Fourth Quarter	1.294	1.019	14.030	10.080
2016:
First Quarter	1.142	0.831	12.330	9.090
Second Quarter	0.917	0.685	10.300	7.360
Third Quarter	0.882	0.642	9.190	6.960
Fourth Quarter	0.873	0.677	9.110	7.160
2017:
January	0.858	0.786	9.100	8.400
February	0.838	0.758	8.990	7.960
March	0.851	0.771	9.220	8.060
April (through April 7, 2017)	0.834	0.809	8.880	8.570

Source: Bloomberg data

At the close of business on April 7, 2017 there were 18,684,953 Ordinary Share ADSs outstanding held by 114 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 18,679,270 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of TIM Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2012.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2012:
First Quarter	0.752	0.634	9.930	8.420
Second Quarter	0.744	0.543	9.950	6.690
Third Quarter	0.699	0.522	9.040	6.210
Fourth Quarter	0.695	0.581	8.960	7.390
2013:
First Quarter	0.654	7.050	8.640	6.040
Second Quarter	0.551	0.418	7.180	5.400
Third Quarter	0.487	0.378	6.560	4.940
Fourth Quarter	0.586	0.489	7.920	6.550
2014:
First Quarter	0.661	0.545	9.360	7.650
Second Quarter	0.784	0.633	10.530	8.630
Third Quarter	0.740	0.651	9.740	8.650
Fourth Quarter	0.751	0.599	9.210	7.710
2015:
First Quarter	0.904	0.683	9.830	8.000
Second Quarter	0.943	0.833	10.620	9.210
Third Quarter	0.998	0.867	11.000	9.740
Fourth Quarter	1.098	0.850	11.567	9.710
2016
First Quarter	0.919	0.668	9.900	7.410
Second Quarter	0.747	0.552	8.600	5.870
Third Quarter	0.661	0.513	7.480	5.710
Fourth Quarter	0.710	0.551	7.430	5.890
2017
January	0.699	0.653	7.580	6.940
February	0.690	0.622	7.350	6.470
March	0.688	0.631	7.450	6.470
April (through April 7, 2017)	0.670	0.658	7.080	6.960

Source: Bloomberg data

At the close of business on April 7, 2017 there were 8,000,715 Savings Share ADSs outstanding held by 15 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 7,997,774 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On March 31, 2017 the Noon Buying Rate for the Euro was U.S.$ 1.0698 = €1.00.

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

For the purposes of the automatic control of the regularity of trading on MTA, the following price variation limits shall apply to contracts concluded on shares making up the FTSE MIB, effective July 1, 2013: (i) ± 5.0% (or such other amount established by Borsa Italiana in the “Guide to the Parameters” for trading on the regulated markets organized and managed by Borsa Italiana) with respect to the static price (the static price shall be the previous day’s reference price, in the opening auction, or the auction price, in the continuous trading phase); and (ii) ± 3.5% (or such other amount established by Borsa Italiana in the “Guide to the Parameters”) with respect to the dynamic price (the price of the last contract concluded during the continuous trading phase). Where the price of a contract that is being concluded exceeds one of the price variation limits referred to above, trading in that security will be automatically suspended and a volatility auction phase begun for a certain period of time. Furthermore Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons. The most liquid shares traded on Telematico, including the TIM ordinary shares, are traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m.

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

The Company’s corporate governance system is made up of a series of principles, rules and procedures drawn from applicable laws and regulations and from international best practices. The system, designed and organized bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana, has been implemented with the adoption of codes, regulations and policies covering the activity of all the organizational and operational components of the Company. Most of these documents are available in English on the Internet at www.telecomitalia.com under “Governance”.

According to applicable Italian law, listed issuers shall annually disclose information on their compliance with codes of conduct issued by regulated stock exchange companies (such as the aforementioned Corporate Governance Code by Borsa Italiana) or by trade associations.

❖	CHANGES IN THE REGULATORY FRAMEWORK

The EU Market Abuse Regulation (MAR), which became effective on July 3, 2016 and replaced the previous Market Abuse Directive. As MAR is an EU regulation, rather than a directive, no corresponding local legislation is necessary. The aim of MAR is to expand and develop existing market abuse regulations and establish a more uniform regime across all member states in order to reduce complexity and offer greater legal certainty. While much of the content under MAR is similar to previous requirements, MAR extends its scope in terms of the markets and products to which it applies, and introduces more stringent procedural regulations.

❖	CODE OF ETHICS AND CONDUCT

The Code of Ethics and Conduct (the “Code of Ethics”) of the TIM Group specifies the principles to be respected in relations with all principal stakeholders of the Company: shareholders, financial markets, customers, local communities and employees.

The Code of Ethics was designed on the basis of generally accepted ethical principles and in accordance with the highest international standards, taking into account the principles of Section 406 of the Sarbanes Oxley Act.

As with all of the Company’s corporate governance codes and principles, the Code of Ethics is updated in order to ensure conformity with developments in applicable laws and market regulations, while taking into account national and international best practices. The Code of Ethics was last updated on October 3, 2013.

For further details, please see “Item 16B. Code of Ethics and Conduct”.

❖	BOARD OF DIRECTORS

The Company’s system of corporate governance is centered around the Board of Directors. The Corporate Governance Principles (the “Principles”) of TIM supplement the applicable rules concerning the tasks and functioning of the Board of Directors and all the directors are required to comply with the Corporate Governance Principles.

Such Principles have been adopted by the Board of Directors and only serve as a self-regulatory measure. The Principles can be amended through resolutions adopted by the Board and promptly disclosed to the market. The present version of the Principles was approved on July 26, 2016.

Since 2005, TIM’s directors have carried out an annual Board performance evaluation.

Role and tasks

In accordance with the Italian Stock Exchange Code (by which TIM fully abides) the Board of Directors plays an active role both in the strategic guidance of the Company and in the control of operations, with the power to

Item 10. Additional Information	Corporate Governance

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

Pursuant to the Company’s Principles, the following matters are deemed to have a notable effect on the business of the Company and the Group, and as such are subject to resolutions of the board:

•	agreements with competitors which, in light of the subject, commitments, conditions, or limits that they may entail, have long-term effects on the freedom of strategic business decisions;

•

investments and disinvestments exceeding 250 million euros and purchases or sales of shareholdings, or businesses or business units that are of strategic significance to the overall framework of the business; transactions that, in their execution or upon their completion, can result in commitments and/or purchases and/or sales of this nature and scale;

•

the acceptance of loans for amounts exceeding 500 million euros and the granting of loans and guarantees in favor of non-subsidiary companies for amounts exceeding 250 million euros; transactions that, in their execution or upon their completion, can create commitments and/or deeds of this nature and scale;

•	the above transactions, to be performed by unlisted subsidiaries of the Group, excluding those controlled by listed subsidiaries;

•	the listing and delisting of financial instruments issued by the Company or Group companies in regulated markets inside or outside Europe; and

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

On November 4, 2010, the Board of Directors introduced the set of procedures currently in force, which have been amended as of March 17, 2016. In addition to “related parties”, as defined by Consob regulation No. 17221 of March 12, 2010 and IAS 24, these procedures also apply to participants in shareholders’ agreements that involve the candidacy of TIM Directors, in the case of a majority slate. The procedures classify the transactions in different categories and, according to this classification, different assessment and approval procedures are applied, if these transactions are to be carried out with related parties.

For information on the subject of related-party transactions, see “Item 7. Major Shareholders and Related-Party Transactions—7.2 Related-Party Transactions”.

As part of its function of monitoring and guiding the performance of operations, the Board of Directors assesses the adequacy of the organizational, administrative and accounting structures of the Company on the basis of information made available by management and, with specific reference to the adequacy of the internal control system, in light of the results of the investigations made by the Control and Risk Committee.

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

Item 10. Additional Information	Corporate Governance

The establishment and maintenance of the internal control system are assigned to the Executive Directors (currently, the Chairman Giuseppe Recchi and the Chief Executive Officer Flavio Cattaneo), and to the Manager in charge of preparing the Company’s financial report for his area of responsibility (such position is held by the Head of Administration, Finance and Control, Piergiorgio Peluso), so as to ensure the overall adequacy of the system and its functionality, in a risk-based perspective, which is also taken into account in determining the agenda for the Board’s proceedings.

The Internal Audit Manager, the Group Compliance Officer and the IT & Security Compliance Department Manager report directly to the full Board; the role of link between the Board of Directors and said control structures is presently assigned to non-executive Director Lucia Calvosa who is the Chairwoman of the Control and Risk Committee.

The assessment of the performance of operations is based on a continuous flow of information coordinated by the Chairman of the Board of Directors and directed towards the non-executive directors and the members of the Board of Statutory Auditors. Assessments are made, notably, with a comparison of the results achieved with those budgeted during the examination of the financial reports.

Meetings

The Board of Directors held 14 meetings in 2016.

As of April 7, 2017, 2 meetings have been held.

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

Appointment of Directors

As noted above, TIM’s bylaws (Article 9) provide for the Board of Directors to be elected by the Shareholders’ Meeting through a slate system, which is presently mandatory under Italian law.

The slate system is designed to ensure the presence on the Board of Directors of persons drawn from slates presented by minority shareholders. Shareholders who together hold at least 0.5% of the ordinary share capital can put forward slates of candidates. The slates and the accompanying documentation (such as the curricula vitae of the candidates) must be filed at the Company’s registered office at least 25 days and made available to the public at least 21 days before the date scheduled for the shareholders’ meeting. Consob requires the Company to make the slates and the relevant information available to the public at its registered office, at Borsa Italiana and on its website www.telecomitalia.com. According to TIM’s bylaws, slates of candidates can be put forward also by the outgoing Board of Directors. The Board of Directors is elected as follows:

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

At least half of the directors chosen from each slate (with rounding up) must be independent, as per applicable requirements. If necessary, the last names elected from a slate that do not fulfill these requirements will be replaced, in order, by the first of those not elected from the same slate who fulfill said requirements. In the absence of a sufficient number of independent candidates in a slate, the Shareholders’ Meeting shall complete the board with the legal majorities, ensuring that the requirement is fulfilled.

Item 10. Additional Information	Corporate Governance

All slates that present three or more candidates must have a gender ratio of at least 1:3 among the candidates. If the vote on the slates does not fulfill this diversity requirement in the composition of the Board, the appointment of the last of the persons elected from the majority slate who are of the more represented gender is forfeited, and they are replaced with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. In any case, if the slate mechanism fails, the Shareholders’ Meeting retains the right to appoint directors by a subsequent vote, applying the legal majorities, so that the gender diversity requirement is ensured in the composition of the Board.

With respect to the current composition of the Board, see above “Item 6—Directors, Senior Management and Employees”. See also: Risks associated with TIM’s ownership chain under “Item 3. Key Information—3.1 Risk Factors”.

Composition

According to the bylaws, the shareholders’ meeting decides the exact number of Board members within a minimum and a maximum number (from 7 to 19). Directors may serve for a maximum term of three years, they may be re-elected and there is no statutory age limit for eligibility. There are no provisions in Italian law that set age or shareholding requirements for directors’ qualification. There are no provisions in the TIM bylaws relating to the retirement of a director under an age or tenure limit requirement.

If during the term of the Board of Directors, one or more directors cease to hold such position for any reason, the Board of Directors may appoint replacements by a resolution approved by the Board of Auditors. The directors so appointed remain in office until the next Shareholders’ Meeting. The replacements finally appointed by the Shareholders’ Meeting will remain in office for the same term as the other members already in office at the time of their appointments. In the event of replacement of an independent board member, the Nomination and Remuneration Committee is responsible for proposing a candidate.

Article 3 of the Company’s Corporate Governance Principles establishes a cap on the maximum number of positions that TIM directors may hold in management and control bodies of other companies. The general rule is that the position of TIM director is not compatible with directorships or auditorships in more than five companies, other than TIM subsidiaries or affiliates, when such companies:

•	are listed and included in the FTSE/MIB index; and/or

•	operate prevalently in the financial sector on a public basis; and/or

•	engage in banking or insurance.

A TIM directorship is considered incompatible with holding more than three executive positions in companies of the types specified above. The Board of Directors may nonetheless permit exceptions to these rules, subject to such exceptions being made public. If a Director holds office in more than one company belonging to the same Group, only one office held within that Group is taken into account for purposes of calculating the number of offices.

Impact of Shareholders’ Agreements on the Nomination of TIM Group’s Companies Boards

Effective June 17, 2015, the shareholder agreement in place between the shareholders of Telco S.p.A. was dissolved, as disclosed by public notices in accordance with the applicable regulations. As a result, there are no longer any shareholder agreements for TIM pursuant to Article 122 of Italian Legislative Decree 58/1998.

See “Item 7. Major Shareholders and Related-Party Transactions—Item 7.1.1. The Shareholders’ Agreements”.

Independent Directors

At least two members of the Board of Directors must satisfy the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors (but see above the independence quota to be met by candidates chosen from each single slate). Moreover, Article 3 of the Corporate Governance Principles incorporate by reference the independence criteria set out in the Borsa Italiana’s Corporate Governance Code.

Item 10. Additional Information	Corporate Governance

To qualify as independent under Borsa Italiana’s Corporate Governance Code and the Company’s Corporate Governance Principles, TIM directors must not maintain, nor have recently maintained, directly or indirectly any business relationships with the issuer or persons linked to the issuer (Group companies, executive directors or members of their families), of such a significance as to influence their autonomous judgment, and should not be in a position to influence the Company as a consequence of the shares they hold or their participation in shareholders’ agreements. Specific presumptions are listed in Borsa Italiana’s Corporate Governance Code.

The Board of Directors verifies the independence requirements at the first meeting after the appointment of the Board and subsequently once a year. On the basis of the declarations made by the interested parties and verified by the Board of Directors, at present 9, out of the 16 directors are considered independent, according to the criteria set forth by the Consolidated Law on Finance as well as the criteria set forth by Borsa Italiana Code: Lucia Calvosa, Davide Benello, Francesca Cornelli, Denise Kingsmill, Giorgina Gallo, Laura Cioli, Giorgio Valerio, Luca Marzotto and Felicitè Herzog. In addition, Jean Paul Fitoussi qualifies as independent pursuant to the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors. The Board of Auditors verified the correct application of the principles adopted by the Board to evaluate the independence of directors. See “Item 16G. Corporate Governance—16.1. Differences in TIM’s Corporate Governance and New York Stock Exchange Corporate Governance Practices”.

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

Currently, in addition to serving as the legal representative, the Chairman’s roles with respect to the Company and the Group include general guidance and overview in the development and implementation of strategy, industrial and financial plans, development of guidelines, supervision over organizational structures and economic and financial progress, and representation in external dealings with the Authorities, institutions and Investors.

There are no other TIM executive directors. As of April 7, 2017, TIM’s non-executive directors are: Lucia Calvosa, Davide Benello, Francesca Cornelli, Denise Kingsmill, Giorgina Gallo, Laura Cioli, Giorgio Valerio, Luca Marzotto, Tarak Ben Ammar, Jean Paul Fitoussi Felicitè Herzog, Arnaud Roy de Puyfontaine, Stéphane Roussel and Hervé Philippe.

On a voluntary basis, on February 6, 2014, the Board of Directors approved a Procedure for the management of any extraordinary transaction regarding TIM’s holding in the TIM Brasil group companies. The Procedure regulated the investigation and decision-making process for any transaction that could result in the transfer to entities outside the TIM Group of all or part of its holdings in the TIM Brasil Group, or of assets of the related businesses or branches of business exceeding 2 billion euros; it was cancelled by the Board of Directors on March 23, 2017.

Internal Committees

According to article 13 of the Bylaws, the Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. The Corporate Governance Principles provide for three Committees: the Nomination and Remuneration Committee, the Control and Risk Committee and the Strategic Committee.

With regard to the composition, both the Control and Risk Committee and the Nomination and Remuneration Committee are composed of non-executive directors the majority of which are required to be independent

Item 10. Additional Information	Corporate Governance

directors, including at least one drawn from a minority list; the Strategic Committee is composed of the Chair of the Board of Directors and the Chief Executive Officer (who ensure its coordination with the management of the Group), as well as non-executive directors with expertise in technology, organizational strategies and corporate finance.

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

In addition, according to TIM’s Principles and Control, it shall also:

•

provide high-level supervision related to corporate social responsibility, monitoring the consistency of the actions performed with the principles laid down by the Code of Ethics of the Group and the values of TIM;

•

monitor observance of the Company’s corporate governance rules, the evolution of rules and best practice in the field of controls, corporate governance and corporate social responsibility, also with a view to proposing updates to the internal practices and rules of the Company and the Group;

•	opine on qualified transactions with related parties, according to the specific procedure; and

•	perform any additional tasks assigned by the Board of Directors.

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

•	submit to the Board of Directors candidates for director’s office in case of co-optation, should the replacement of independent directors be necessary.

Item 10. Additional Information	Corporate Governance

In addition, according to the Company’s Corporate Governance Principles, it shall also:

•	oversee the succession plan for Executive Directors, and monitor the updating of the company management replacement lists, prepared by the Executive Directors;

•	establish the procedure for the annual evaluation of the Board of Directors;

•	propose the criteria for allocating the total annual compensation established by the Shareholders’ Meeting for the whole Board of Directors; and

•	perform other duties assigned to it by the Board of Directors.

On June 26, 2014, the Board of Directors approved a set of rules governing the activity of the Committee.

For more information concerning the remuneration of directors and top management see “Item 6. Directors, Senior Management and Employees—6.6 Compensation of Directors, Officers and Members of the Board of Auditors”.

Strategic Committee

On July 26, 2016 the Board of Directors created and set up the Strategic Committee, which is governed in its entirety by the Company’s Corporate Governance Principles.

According to them, it shall:

•	assure support on matters of strategic importance;

•

at the request of the Chairman of the Board of Directors and the Chief Executive Officer, and in coordination with the prerogatives of their respective offices and powers, carry out preliminary assessments on the strategic choices of the Group;

•	provide opinions and formulate recommendations on strategic plan proposals to bring to the Board of Directors.

On July 26, 2016, the Board of Directors approved a set of rules governing the activity of the Committee, too.

Internal Control System

The internal control system is a set of rules, procedures and organizational structures that, through a process of identifying, measuring, managing and monitoring the main risks, allows the sound and fair operation of the company in line with the pre-established objectives. As such this process is aimed at pursuing the values of both procedural and substantial fairness, transparency and accountability, which are considered key factors for managing TIM’s business, in compliance with the Code of Conduct and Ethics of the Group and the Company’s Corporate Governance Principles. This process, constantly monitored with a view to progressive improvement, is intended to ensure, in particular, the efficiency of company operations and entrepreneurial conduct, its transparency and verifiability, the reliability of information and management and accounting data, and compliance with applicable laws and regulations as well as the safeguarding of company integrity and its assets, in order to prevent fraud against the Company and the financial markets.

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

f)

submits the reports referred to in points (d) and (e) above to the Chairs of the Board of Statutory Auditors, Control and Risk Committee as well as to the Chair of the Board of Directors and the Chief Executive Officer in relation to the power assigned to them for Internal Control Issues;

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

The TIM Group has adopted an Enterprise Risk Management (ERM) process which enables risks to be identified, assessed and managed in a homogeneous way within the Group companies, highlighting potential synergies between the players involved in the assessment of the Internal Control System. There is particular focus on the relationship between the ERM process and the business planning process, particularly in proposing the acceptable level of risk for the Group (Risk Appetite), as well as its distribution in levels of acceptable deviation on the principal corporate objectives (Risk Tolerance).

The process is directed by the ERM Steering Committee. The Steering Committee assures governance of Group risk management, aimed at guaranteeing the operational continuity of the business, monitoring the effectiveness of the measures adopted. The ERM process is designed to identify potential events that may impact on business activity, to manage the risk within acceptable limits and to provide reasonable assurance of the achievement of the corporate objectives.

The Company’s internal control system is completed according to the 231 Organizational Model, which provides a model of organization and management adopted pursuant to Italian Legislative Decree no. 231/2001, and is aimed at preventing violations that can result in liability for the Company. The Organizational Model also constitutes an integral component of the reference compliance program for the application of anti-corruption

Item 10. Additional Information	Corporate Governance

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

Board of Auditors

Tasks and role

The Board of Auditors verifies compliance with the law and the Bylaws and verifies adherence to the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Auditors must receive timely disclosures, at least quarterly, from the Board of Directors about the company’s business and significant transactions performed by the company and its subsidiaries, including related parties transactions. Statutory Auditors must inform Consob of any irregularity they detect in the course of their duties and are required to attend Shareholders’ Meetings, Board of Directors meetings and Executive Committee meetings.

In addition to that, under the provisions of Legislative Decree 231/2001, Supervisory Panel functions have been granted to the Board of Auditors.

During 2016, there were 50 meetings of the Board of Statutory Auditors, nine of which were held jointly with the Control and Risk Committee. In addition, its members participated in the meetings of the Board of Directors and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

Appointment

TIM’s Board of Auditors is composed of five regular auditors, and four alternate auditors. The Board of Auditors is appointed by the Shareholders’ Meeting through the slate system under the same procedure used for the election of the Board of Directors. Three regular auditors and two alternate auditor are drawn from the so called “majority slate” (that is the slate that obtained the simple majority of the votes cast by the shareholders), two regular auditors and two alternate auditors are taken from the other slates, so called “minority slates”.

All slates that present three or more candidates shall have a gender ratio of at least 1:3 among the candidates. If the vote on the slates does not fulfill the diversity requirement in the composition of the Board, the appointment of the last of the persons elected from the majority slate who are of the more represented gender is forfeited, and they are replaced with the first unelected candidates of the less represented gender on the same slate, in the number needed to ensure the prescribed gender balance. In any case, if the slate mechanism fails, the Shareholders’ Meeting retains the right to appoint auditors by a subsequent vote, applying the legal majorities, so that the gender diversity requirement is ensured in the composition of the Board.

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

More specifically, according to Rule 10A-3 under the 1934 Act and NYSE listing standards, the Board of Auditors has been identified to act as TIM’s Audit Committee. The Board of Auditors meets the requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the Board of Auditors is established pursuant to applicable Italian law and TIM’s Bylaws;

•	under Italian legal requirements, the Board of Auditors is separate from the Board of Directors;

•	the Board of Auditors is not elected by the management of the Company and no executive officer is a member of the Board of Auditors;

•	all of the members of the Board of Auditors meet specific independence requirements from the Company and its Group, the management and the auditing firm, as set forth by Italian legal provisions;

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

Item 10. Additional Information	Corporate Governance

completion of the transactions by the directors, if and when the Bylaws call for such previous authorization, it being understood that directors remain directly responsible for the transactions accomplished, and (v) adopt rules of procedure for the shareholders’ meetings (Meeting Regulations).

It is mandatory for issuers to publish their annual report within 120 days of the close of their fiscal year; if the bylaws so provide (and this is the case in TIM), the approval by the annual general meeting can follow, but, in any event, the annual general meeting must take place no later than 180 days after the end of the fiscal year.

Extraordinary Shareholders’ Meetings may be called to pass upon proposed amendments to the Bylaws, capital increases, mergers, dissolutions, issuance of convertible debentures (which can also be delegated to the Board of Directors), appointment of receivers and similar extraordinary actions.

As a rule, shareholders are informed of all Shareholders’ Meetings to be held by publication of a notice at least 30 days (40 days in case of Shareholders’ Meetings convened to appoint corporate bodies) before the date fixed for the meeting. The notice must be published, either in full or in extract form, in at least one national daily newspaper, posted on the issuer’s internet site and filed with the Italian Stock Exchange and Consob. TIM’s bylaws allow the Shareholders’ Meeting to be called either in a single call or with up to two meeting dates for an ordinary Shareholders’ Meeting and up to three meeting dates for an extraordinary Shareholders’ Meeting. When the meeting is convened in a single call, the quorums of second calls of ordinary Shareholders’ Meeting and third calls of extraordinary Shareholders’ Meeting, as the case may be, apply.

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

In addition, shareholders’ associations composed of at least 50 people, each with no more than 0.1% voting share capital, may collect proxies among their group, without any specific disclosure requirement. In order to facilitate such operation among employee shareholders, the Bylaws provides that special measures will be made available to such shareholders associations in order to facilitate dissemination of information about solicitation and proxy collection operations.

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

The Joint Representative, who is appointed by the Special Meeting or, in default, by the Court, is entitled (i) to inspect certain corporate books of the Company, (ii) to attend the Shareholders’ Meetings and (iii) to challenge in court the resolutions adopted by such meetings. The Joint Representative is appointed for a maximum three-year term and, according to the Bylaws, is kept informed by the Company regarding corporate events that can affect the price trend of Savings Shares. The Savings Shareholders Meeting held on June 16, 2016 confirmed Mr. Dario Trevisan as joint Representative for a three year period which will expire with the Ordinary Shareholders’ Meeting to be convened for approval of the Company’s financial statements for the year 2018.

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

Disclosure

Transparent relations with the financial markets, and the provision of accurate information are paramount for the TIM Group.

A specific procedure (posted on the Company’s website under “Governance”) covers the handling—including the public disclosure—of inside information concerning TIM, its unlisted subsidiaries and listed financial instruments, and is addressed to all the members of the governing bodies, employees and outside consultants of Group companies who have potential access to inside information. It also applies as an instruction to all subsidiaries for the purpose of promptly obtaining the necessary information for timely and correct compliance with public disclosure requirements.

After MAR came into force in July 2016, the Board of Directors, on 3 February 2017, notwithstanding the non-completion/non-adaptation of the Italian regulatory framework, approved the replacement of the aforementioned Procedure and its replacement with a new inside information and insider dealing procedure, currently being deployed. It remains understood that further changes may be made by the legislative bodies and/or Consob, which could require its modification (including in the short term).

The new procedure:

•	provides rules for the identification of inside information (defining criteria and responsibilities/processes);

•	sets out the obligations and prohibitions deriving from access to inside information, or from the possibility of generating such information;

•	provides rules for the phase of public disclosure (and delay in disclosure ) of inside information, setting out the roles and responsibilities of the various subjects involved;

•	describes the ways in which the obligation to draw up lists of people who have access to inside information may be complied with;

•	provides a series of operational references, principles of application and criteria for interpretation on the topic of insider dealing and the closed period;

•

sets out the legal penalty regime that applies in case of non-compliance with the relevant law, as well as the contractual responsibility aspects of breaching this regime (and its possible consequences).

Once in operation, the procedure will become available on the Company’s website.

With reference to the preparation of the financial statements for 2016, the procedures for the Preparation of the TIM 2016 annual report for Italian purposes and TIM 2016 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Control and Risk Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

Item 10. Additional Information	Exchange Controls And Other Limitations Affecting Security Holders

10.2    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Foreign Investment and Exchange Control Regulations in Italy

There are no exchange controls in Italy. Residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities and may export cash, instruments of credit and securities, in both foreign currency and euro, representing interest, dividends, other asset distributions and the proceeds of dispositions without restriction other than those outlined below. There are no limitations on the right of non-resident or foreign beneficial owners to vote their Shares except as provided for all TIM shareholders by law. See “—10.4 Description of Capital Stock—Limitations on Voting and Shareholdings”.

Reporting and record-keeping requirements are contained in Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of credit institutions and any other authorized intermediaries when the total amount of the value to be transferred is equal to or more than 1,000.00 euros. However, with respect to some types of cash payment, the threshold has been raised to 3,000.00 euros by the Budget Law for 2016 (Law n. 208 of December 28, 2015). The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to belief that there are irregularities in their performance, such transactions shall be reported in writing to the Italian Central Bank which shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian authorities. Non-compliance with the above may result, among others, in administrative fines or, criminal penalties if the transactions fall within a case ruled by the criminal code. Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents (i.e., individuals, non-commercial partnerships and non-commercial entities) which are resident of Italy for tax purposes and which in the course of the fiscal year hold (or are beneficial owners, as defined for anti-money laundering purposes, of) investments abroad or have financial activities abroad must, in certain circumstances, disclose such investments or financial activities regardless of the value of such assets (in contrast, for assets held up to December 31, 2012, the disclosure must be done only if such financial assets held abroad at the end of the fiscal year exceeded 10,000.00 euros). Particularly, non-corporate residents must report on their income tax returns the level of the investments or financial activities held abroad during the tax period, regardless of the total value of the same. This requirement applies even if the taxpayer during the tax period has totally divested such assets. Moreover, compared with the past years, non-corporate residents are no longer (starting from the tax returns to be filed for fiscal year 2013), required to provide details in their income tax returns about transfers to, from, within and between foreign countries in connection with such assets during the fiscal year. No disclosure requirements exist for investments and financial activities under management or administration entrusted to Italian resident intermediaries and for contracts concluded through their intervention, provided that the cash flows and the income derived from such activities and contracts have been subject to Italian withholding or substitute tax by intermediaries themselves. No income tax return is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their income tax returns are prepared) already contain the information.

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

10.3    DESCRIPTION OF BYLAWS

Object

TIM’s corporate purpose is described in Article 3 of the Bylaws and consists of the following activities:

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

The Board of Directors grants specific positions to any of its members in compliance with the Bylaws of the company; such positions include, among others, those of Chairman, Deputy Chairman and Managing Director. According to Italian law the remuneration corresponding to such positions is then defined by the Board of Directors in its discretion, after acknowledging the opinion of the Board of Auditors.

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

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 7, 2017, the subscribed and fully paid-up capital stock was equal to euros 11,677,002,855.10 divided into 15,203,122,583 Ordinary Shares and 6,027,791,699 Savings Shares, all without par value.

The Extraordinary Shareholders’ Meeting of May 20, 2015 approved the increase of the Company’s share capital, with exclusion of the preferential subscription right pursuant to art. 2441, subsection 5 of the Italian Civil Code, of up to 2,000,000,000 euros (two billion), including any share premium, to service the conversion of the “€2,000,000,000 1.125 per cent. Equity-Linked bonds due 2022”, through the issuance of ordinary shares of the Company with regular dividend entitlement, without prejudice to the fact that the final terms for subscription of the newly issued shares are established as March 26, 2022 and that if, as of that date, the share capital increase has not been fully subscribed, it will be increased by an amount equal to the subscriptions collected as of that date. No partial shares will be issued or delivered and no cash payment or adjustment will be made in lieu of said parts.

On March 23, 2017, the Board of Directors, by virtue of the powers granted by the Extraordinary Shareholders’ Meeting of April 16, 2014, resolved to increase the share capital by the maximum amount of 8,404,245.30 euros, by the issue of up to 15,280,446 new ordinary shares, with regular dividend entitlement, to be reserved to the assignees of 15,280,446 options under the scope of the 2014-2016 Stock Option Plan, with imputation to capital of the amount of 0.55 euros per share issued, at an issue price respectively of 0.94 euros, 0.99 euros, 1.01 euros or 1.15 euros, depending on when the respective options were assigned to each beneficiary, establishing that, if not fully subscribed by March 24, 2020, the share capital will be increased by an amount equal to the subscriptions collected as at that date.

In 2016, the share capital increased:

•

on September 22, 2016, as a result of the issue of 360,100 ordinary shares following the conversion of 3 Telecom Italia Finance bonds of the bond issue “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”;

•	on November 15, 2016, as a result of the issue of 1,702,850,712 ordinary shares following the conversion of the remaining 12,997 Telecom Italia Finance bonds of the same afore-mentioned bond issue.

Classes of shares

According to Italian law, Savings Shares may not be issued for an amount which, including other preferred shares, if any, exceeds one-half of the Company’s share capital.

Pursuant to TIM’s Bylaws any reduction in share capital made for the purpose of absorbing losses is applied to the fraction of capital represented by the Ordinary Shares until they have been reduced to zero and only then is the fraction of capital represented by the Savings Shares reduced. If, as a consequence of capital reduction, the Savings Shares exceed half of the Company’s share capital, such excess must be eliminated within the following two years.

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

Item 10. Additional Information	Description of Capital Stock

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

As of April 7, 2017, TIM owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. holds another 126,082,374 Ordinary Shares, for a total of 1.08% of capital with voting rights.

Reporting Requirements and Restrictions on Acquisitions of Shares

Pursuant to Italian securities regulations any acquisition or sale of an interest in excess of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6%, 90% and in the voting shares of a listed company, must be notified to the listed company and to Consob within five trading days (defined as days on which Borsa Italiana is open) following the acquisition or sale. Consob must make such information public within three trading days from the notification.

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

Item 10. Additional Information	Description of Capital Stock

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

In accordance with Italian antitrust laws and regulations, the Antitrust Authority is required to prohibit acquisitions of sole or joint control over a company that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the company to be acquired operate in more than one Member State of the EU and exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission. See “Item 4. Information on the TIM Group—4.3 Regulation”.

Limitations on Voting and Shareholdings

There are no limitations imposed by Italian law or by the Bylaws of TIM on the rights of non-residents of Italy or foreign persons to hold or vote the Ordinary Shares other than those limitations resulting from the special powers of the State, which apply equally to all owners of Ordinary Shares, Italian and foreign alike.

Item 10. Additional Information	Description Of American Depositary Receipts

10.5    DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Following the Merger, Olivetti as the surviving company changed its name to “TIM S.p.A.”, succeeded to the Exchange Act registration of Old TIM and became subject to the foreign private issuer reporting requirements of the Exchange Act. TIM completed the listing of its Ordinary Share American Depositary Shares and Savings Share American Depositary Shares on the New York Stock Exchange. TIM has entered into two Deposit Agreements among the Company, JPMorgan Chase Bank, as depositary, and the registered Holders from time to time of ADRs issued thereunder. The first such Deposit Agreement, dated as of July 17, 2003, provides for the deposit of Ordinary Shares in registered form, par value 0.55 euros each and the issuance of the Ordinary Share ADSs; the second such Deposit Agreement, also dated as of July 17, 2003 provides for the deposit of Savings Shares in registered form, par value 0.55 euros each and the issuance of the Savings Share ADSs. Because these agreements are otherwise substantially identical, such agreements (including all exhibits and amendments thereto) are referred to herein as the “Deposit Agreement”, deposited Shares as well as deposited Savings Shares are referred to as “Shares”, and the Ordinary Share ADSs or Savings Share ADSs, as the case may be, are referred to as the “ADSs”. The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal New York Office”), which is presently located at 4 New York Plaza, New York, New York 10004. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

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

Subject to the terms of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Ordinary Shares in form satisfactory to the Custodian; (b) rights to receive Ordinary Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) other rights to receive Shares (until such Shares are actually deposited pursuant to (a) or (b) above, “Pre-released ADRs”) only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute Deposited Securities), (ii) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient (a) owns such Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Shares for the account of the Depositary and (d) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefore and (iii) all Pre-released ADRs evidence not more than 20% of all ADSs (excluding those evidenced by Pre-released ADRs) provided; however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Shares or evidence of rights to receive Shares may be deposited through (x) electronic transfer of such Shares to the account maintained by the Custodian for such purpose at Monte Titoli S.p.A., (y) evidence satisfactory to the Custodian of irrevocable instructions to cause such Shares to be transferred to such account or (z) delivery of the certificates representing such Shares. If use of the Monte Titoli book-entry system in connection with the Shares is discontinued at any time for any reason, the Company shall make other book-entry arrangements (if any) that it determines, after consultation with the Depositary, are reasonable. Every person depositing Shares under the Deposit Agreement represents and warrants that such Shares are validly issued and outstanding, fully paid, non-assessable and free of pre-emptive rights, that the person making such deposit is duly authorized so to do and that such Shares (A) are not “restricted securities” as such term is defined in Rule 144 under the Securities Act of 1933 unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

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

Item 10. Additional Information	Description Of American Depositary Receipts

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

10.6    TAXATION

Unless otherwise indicated herein, for purposes of the following discussion regarding taxation, the Ordinary Shares and the Savings Shares are collectively referred to as the “TIM Shares”.

10.6.1     ITALIAN TAXATION

The following is a summary of material Italian tax consequences of the ownership and disposition of Ordinary Shares, Savings Shares or ADSs as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Ordinary Shares, Savings Shares or ADSs. Therefore, this summary is provided for general information only and it is based upon Italian tax laws in effect as of the date of this document. Consequently, be aware that such laws may change anytime in the course of the year. You should consult your own tax advisors as to matters of Italian tax law. For purposes of Italian law and the Italian - US Income Tax Convention which went into effect on January 1, 2010 (the “Treaty”), holders of ADSs which are evidenced by ADRs will be treated as holders of the underlying Ordinary Shares or Savings Shares, as the case may be.

Income Tax

As a general principle, non-resident taxpayers are liable for Italian income tax with respect to income which is treated as arising in Italy, unless such income is subject to a final withholding tax deducted by the payer of the income.

Payments of dividends, either to holders of Ordinary Shares and applicable ADSs or to holders of Savings Shares and applicable ADSs, who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a final withholding tax at a rate of 26 percent (the rate was increased from 20 to 26 percent by Law Decree no. 66 of April 24, 2014, converted with amendments into Law No. 89 of June 23, 2014 and applies on dividends paid from July 1, 2014 onwards, even in case the relevant distribution resolution was adopted before the above mentioned date). The obligation to withhold such tax is imposed on the resident company or the authorized intermediary paying the dividends, as applicable.

All shares of Italian listed companies have to be registered in a centralized deposit system managed by Monte Titoli. With respect to dividends paid in connection with shares held in the centralized deposit system, such as TIM Shares, instead of the withholding tax mentioned above, a substitute income tax will apply at the same tax rate as the above-mentioned withholding tax. This substitute income tax is levied by, and under the responsibility of, the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system. With respect to any dividends paid within the above mentioned centralized deposit system, TIM assumes no responsibility for the withholding of tax at the source (and application of tax treaties, as discussed below) as such responsibility lies entirely on the Italian authorized intermediaries with whom the securities are deposited.

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

U.S. resident beneficial owners of Shares (either Ordinary or Savings Shares) and related ADSs may be entitled to a reduced tax rate on their dividends under the Treaty. Where: (i) a U.S. resident owner qualifies for the benefits of the Treaty and meets all the requirements pursuant the Treaty provision dealing with limitation on benefits, (ii) the U.S. resident owner is the actual beneficial owner of the dividend income, (iii) the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries out a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the

Item 10. Additional Information	Taxation

Treaty generally provides that Italian taxes cannot exceed 15 percent of the gross amount of the dividend (this 15 percent rate may be reduced to 5 percent when the beneficial owner of the dividends is a U.S. company which has owned at least 25 percent of the voting stock of the company paying the dividends for a 12-month period ending on the date the dividend is declared).

The withholding agent (i.e., the authorized intermediary/Depositary) may apply the Treaty rate directly if the recipient, as the beneficial owner of TIM Shares or ADSs provides, before the dividend is paid (in accordance with the relevant instructions about timing and modalities generally provided for by the Depositary), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following documentation:

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

If the holder of TIM Shares or ADSs does not provide the relevant documentation in order to obtain the reduced rate provided by the Treaty at the time the dividend is paid, the holder must pay the substitute income tax at the rate set forth by Italian domestic law. In this case, the recipient can apply for a refund equal to the difference between the Italian domestic rate and the Treaty rate directly from the Italian tax authorities by filing the relevant documentation within 48 months from the date of payment. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities.

In the case of dividends paid to a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. However, capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies whose shares or ADSs are listed on a stock exchange and resident in Italy for tax purposes (as is the case for TIM) are not subject to CGT.

A “qualified shareholding” consists of securities (except for Savings Shares and applicable ADSs) that: (i) entitle the holder to exercise more than 2 percent of the voting rights of a company with shares listed on a stock exchange (TIM is such a company) in the ordinary meeting of the shareholders; or (ii) represent more than 5 percent of the share capital of a company with shares listed on a stock exchange (TIM is such a company). A “non-qualified shareholding” is any shareholding that does not meet the above mentioned requirements to be qualified as a “qualified shareholding”.

Item 10. Additional Information	Taxation

The relevant percentage is calculated taking into account the shareholdings sold during the prior 12-month period (the period starting from the day on which the taxpayer holds shareholding higher than the abovementioned percentages of 2 or 5 percent).

Pursuant to the Treaty, a U.S. resident will not be subject to Italian CGT on a sale of qualified shareholdings unless the TIM Shares or ADSs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell TIM Shares or ADSs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty provisions have been satisfied if CGT would otherwise be applicable.

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

Item 10. Additional Information	Taxation

Any report to clients by an Italian resident intermediary with reference to financial instruments and products (including those held abroad through an Italian resident intermediary) is subject to an annual stamp duty of 0.2 percent (0.15 percent in 2013).The rate is applied on the market value or—where no market value is available—on the nominal value or the redemption amount of any financial product or financial instruments (including the TIM shares or ADSs). The provision setting a minimum threshold of 34.20 euros was abolished on December 31, 2013. For taxpayers other than individuals, this stamp duty is capped at 14,000 euros (in 2013, the cap was 4,500 euros).

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

Therefore, the relevant tax criterion for applying FTT is the place of residence (i.e., the place of the registered office) of the issuer of the shares and of the participating financial instruments. In contrast, the place of the execution of the relevant transfers and the residence of the contractual parties involved is not relevant in defining taxed transactions. Accordingly, transfers performed outside Italian territory through foreign intermediaries, are also subject to tax in Italy, to the extent they refer to shares, or participating financial instruments issued by companies registered in Italy (or securities representing such equity investments). So, with reference to the transfer of ADSs, the place of residence of the Depositary is not relevant. Instead the country of residence of TIM, as issuer of the shares, is relevant.

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

The FTT is due by the person to whom the ownership of the shares, the financial participating instruments and the securities representing equity investments (such as ADSs) is transferred. The tax is either (i) levied by the financial intermediary (e.g. banks, trusts, investment companies) or the notary directly involved in the execution of the transfer, if any, or (ii) paid directly by the transferee, by the 16th day of the month following the execution of the respective transaction. Where more than one intermediary are involved in the execution of the transfer, the tax must be levied by the intermediary who receives the order to execute the transaction directly from the transferee.

Item 10. Additional Information	Taxation

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

Non-residents involved in a financial transaction are deemed to be the purchasers or the final counterparty of the execution order, if established in a State which does not fulfill the exchange of information requirements. On October 26, 2016, the Italian Tax Authorities (ITA) issued Protocol No. 178754, updating the list of uncooperative countries for FTT purposes.

Moreover, on January 4, 2017 ITA approved a new FTT annual return form and related instructions to be used from February 1, 2017, replacing the previous one approved on December 27, 2013. The FTT return must be electronically filed by March 31 of each year (with reference to FTT paid over the previous year; for FTT return related to year 2016 only, the term has been exceptionally postponed from March 31 to May 31), but no return needs to be filed if the FTT paid does not exceed 50 euros. Non-residents may file the FTT return through their Italian permanent establishment or through an appointed tax representative. Non-residents who don’t have a permanent establishment or a tax representative in Italy can submit the FTT return, electronically or, directly by registered mail or other equivalent means. The form and related instructions are available on the ITA website (“www.agenziaentrate.gov.it” or “www.finanze.gov.it”).

It should be noted that Italian FTT could be significantly amended in the light of the possible approval of the EU FTT Directive proposal.

.

10.6.2    UNITED STATES FEDERAL INCOME TAXATION

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of TIM Shares or ADSs representing TIM Shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies only to a U.S. Holder that holds TIM Shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special treatment, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding TIM Shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the TIM Shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of the voting stock of TIM;

•	persons who acquired TIM Shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding TIM Shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds TIM Shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding TIM Shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the TIM Shares or ADSs.

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

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of TIM Shares or ADSs who is eligible for the benefits of the Treaty and is:

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

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of TIM Shares or ADSs in their particular circumstances.

This discussion assumes that TIM has not been, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions made with respect to the TIM Shares or ADSs (other than certain pro rata distributions of TIM Shares or ADSs), including any Italian tax withheld, will generally constitute foreign-source dividend income for U.S. federal income tax purposes to the extent such distributions are made from TIM’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Because TIM does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. If you are a non-corporate U.S. Holder, subject to applicable limitations that vary depending on your particular circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to you may be taxable at the favorable rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisers regarding the availability of the reduced tax rate on dividends. If you are a corporate U.S. Holder you will not be entitled to claim a dividends-received deduction for dividends paid on the TIM Shares or ADSs. The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be included in your income in an amount equal to the U.S. dollar value of such euros on the date of receipt by the Depositary, in the case of U.S. Holders of ADSs, or by the U.S. Holder, in the case of U.S. Holders of TIM Shares, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of its receipt. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S.-source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Item 10. Additional Information	Taxation

Subject to certain limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, Italian taxes withheld from distributions on TIM Shares or ADSs at a rate not in excess of that applicable under the Treaty will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate applicable under the Treaty will generally not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability (See “Section 10.6.1—Italian Taxation—Income Tax” for a discussion of how to obtain the Treaty withholding rate). Instead of claiming a credit, you may, at your election, deduct such Italian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. You should consult your tax adviser concerning the foreign tax credit implications of the payment of any Italian withholding taxes.

Taxation of capital gains

A U.S. Holder will generally recognize U.S.-source capital gain or loss on the sale or other disposition of TIM Shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder held the TIM Shares or ADSs for more than one year. The amount of gain or loss will be equal to the difference between the gross amount realized and the U.S. Holder’s adjusted tax basis in the TIM Shares or ADSs, in each case as determined in U.S. dollars. U.S. Holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

TIM believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2016. However, since PFIC status depends upon the composition of TIM’s income and assets and the market value of TIM’s assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that TIM will not be a PFIC for any taxable year. If TIM were a PFIC for any taxable year during which a U.S. Holder held TIM Shares or ADSs, certain adverse tax consequences could apply to the U.S. Holder.

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

Certain U.S. Holders who are individuals or entities closely-held by individuals may be required to report information relating to securities of non-U.S. companies, or accounts through which they are held, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership or disposition of TIM Shares or ADSs.

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

As described elsewhere in this Annual Report, certain reports, statements and presentations related to TIM can be found on our website at www.telecomitalia.com.

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

Item 11. Quantitative And Qualitative Disclosures About Market Risks

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

With regard to the quantitative and qualitative disclosures about market risks, please see the “Note—Financial Risk Management” of the Notes to the Consolidated Financial Statements included elsewhere herein, which provides:

•	the objectives and the policies for the management of the financial risks of TIM Group, and

•	the sensitivity analyses of the market risks we are exposed to.

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

Item 12D.    AMERICAN DEPOSITARY SHARES

Description of fees and charges paid by ADR Holders

As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement between JP Morgan Chase Bank, as depositary (the “Depositary”), TIM S.p.A. and Holders of American Depositary Receipts dated as of July 17, 2003, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company’s ADR Program, which amounts are payable to the Depositary.

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

Subject to deduction of Depositary’s expenses in (i) converting foreign currency to U.S. dollars by sale or such other manner considered reasonable by the Depositary (ii) transferring the foreign currency or US dollars to the United States and (iii) obtaining any license or approval of any governmental authority required for such conversion or transfer.

c) Distribution of securities	Distribution of securities (the fee being an amount equal to the fees for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities).	U.S.$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered.

d) Expenses of the Depositary	Expenses incurred on behalf of Holders in connection with:

	i) Stock transfer or other taxes and other governmental charges.	As necessary.

	ii) Cable, telex and facsimile transmission and delivery.	U.S.$20.00 per transaction.

	iii) Expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).	As necessary.

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

Item 12. Description Of Securities Other Than Equity Securities

Direct and indirect payments made by JP Morgan Chase Bank to TIM in relation to the Company’s ADR program

JP Morgan Chase Bank, as Depositary, has agreed to reimburse the Company for reasonable expenses incurred related to the Company’s ADR Program including legal fees, investor relations servicing, investor relations presentations, broker reimbursements, ADR related advertising and public relations, accountant’s fees and other bona fide third party expenses.

In 2016 the Depositary reimbursed the Company in the amount of US$710,000, all of which was used to cover audit fees incurred in connection with the Audit of the Consolidated Financial Statements included in the 2014 and 2015 Form 20-F.

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

.

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

Item 15.    CONTROLS AND PROCEDURES

15.1.    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Chief Executive Officer and of the Head of Administration, Finance and Control, according to the Company’s 404 Process guidelines (revised also to meet the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2016. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and the Company’s Head of Administration, Finance and Control concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2016. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework-2013.

Based on management’s assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers S.p.A., the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2016. Their attestation report on internal control over financial reporting is included herein.

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors in office as of April 7, 2016 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6 Directors, Senior Management and Employees—6.3 Board of Auditors”.

Item 16B. CODE OF ETHICS AND CONDUCT

On March 23, 2004, TIM adopted its Code of Ethics and Conduct which applies—among the others - to the Chief Executive Officer and the Chief Financial Officer, as well as to all the Group’s employees in and outside Italy; the suppliers of the Company are required to accept and apply it, too. The Code of Ethics and Conduct has subsequently been amended from time to time by the Board of Directors, which acted on the basis of opinions by the Control and Risk Committee and the Board of Statutory Auditors, in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices. The Code of Ethics and Conduct in force is available on TIM’s website at www.telecomitalia.com. See also under “Item 16G. Corporate Governance—16.1.1 Differences in TIM’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “Item 10 Additional Information—10.1 Corporate Governance”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended December 31, 2016, PricewaterhouseCoopers S.p.A. served as TIM’s independent auditor.

“PricewaterhouseCoopers” means PricewaterhouseCoopers S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the PricewaterhouseCoopers network.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2016 and in 2015.

	Fiscal year ended December 31,
Type of Fees	2016	2015
	(thousands of euros)
Audit Fees(1)	6,718	11,737
Audit-related Fees(2)	93	145
Tax Fees(3)	—	131

Total(*)	6,811	12,013

(1)

Audit fees consist of fees billed for professional services in connection with TIM’s annual financial statements, reviews of interim financial statements as well as comfort letters issued in relation to capital market transactions, agreed upon procedures for certain financial statement areas, included those required for some transactions by regulations in Italy and abroad, and technical accounting consultations.

(2)	Audit-related fees consist of fees billed for professional services rendered in connection with assurance and related services not included under “Audit Fees”.

(3)	In 2015 tax fees refer to Sofora—Telecom Argentina group and consist of fees billed for professional services rendered for tax compliance and tax advice.

(*)

Total aggregate fees for professional services and other services rendered by PricewaterhouseCoopers don’t include 0.6 million euros (1.1 million euros in 2015) incurred by the TIM Brasil group for the review by the PricewaterhouseCoopers Network of the service quality imposed by the Brazilian Authority ANATEL.

The Board of Auditors (also in its role as TIM’s Audit Committee), in accordance with and to the extent permitted by applicable Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements. In accordance with Italian law and, since January 1, 2017, with European regulation, the Board of Auditors makes a reasoned proposal to the Shareholders’ Meeting which appoints the external auditors and determines their compensation.

In March 2010, TIM, together with its Board of Auditors, adopted the “Guidelines for the Appointment of Auditors” (the “Group Procedure”) which are currently being revised following the new regulatory framework. Such procedure became effective concurrently with the appointment of PricewaterhouseCoopers S.p.A. as TIM’s primary independent auditors.

The above mentioned Group Procedure provides instructions, among other things, for the following:

•	appointment to audit the Company’s financial statements: the appointment is authorized by TIM’s shareholders’ meeting, acting on a reasoned proposal from the Board of Auditors;

•

additional appointments: the pre-approval, by TIM’s Board of Auditors, of certain audit and permissible non-audit services to be provided by the external auditors (and associated persons) and the prohibition for certain services.

An approval is not granted if the service falls within a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence.

According to the Group Procedure, the TIM Board of Auditors pre-approved the following audit and permitted non-audit services.

Item 16C. Principal Accountant Fees And Services

Audit Services:

•	audit of the financial statements and reporting packages for consolidation of TIM’s subsidiaries;

•	review of the working papers of another auditor when necessary for the audit of the financial reports of TIM or companies it controls;

•	verification services for the issue of consent letters;

•	audit of financial statements and/or balance sheets to be published in prospectuses and information documents, offering memoranda and the like;

•	accounting assistance and advice, including in relation to requests coming from CONSOB, the United States Securities and Exchange Commission and similar authorities;

•	audit/verification services in connection with the awarding of grants/loans or obtaining specific tax or social security contribution treatment;

•	verification of the conformity of so-called sustainability and social reports;

•	issue of comfort letters in relation to the implementation of extraordinary corporate actions;

•	reports and opinions requested under law from the Appointed Auditor;

•	attestations to participate in competitive tenders organized by (national or supranational) governmental bodies.

Permitted Non-audit Services:

•	agreed procedures for aspects of regulatory accounting;

•	accounting due diligence procedures for companies to be sold or acquired.

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

Furthermore, in accordance with the Group Procedure above, the Manager responsible for preparing the Company’s financial reports (who acts under the supervision of the TIM Board of Auditors) sends, on a quarterly basis, to the Board of Auditors and the Control and Risk Committee, the information gathered on any Additional Appointments awarded and services provided. In relation to the above-mentioned appointments, the Board of Auditors and the Control and Risk Committee may have any verifications of compliance deemed necessary carried out by the Internal Control Manager.

Item 16D. Exemptions From The listing Standards For Audit Committees Item 16E. Repurchases Of Equity Securities Item 16F. Change In Registrant’s Certifying Accountant

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2016, to December 31, 2016, no purchases of Ordinary Shares or Savings Shares were made by or on behalf of TIM or any affiliated company.

Item 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. Corporate Governance	Differences In Tim’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

Item 16G.    CORPORATE GOVERNANCE

16G.1    DIFFERENCES IN TIM’S CORPORATE GOVERNANCE AND NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE PRACTICES

We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies.

Independent Directors.    Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors.

Article 147-ter of the Italian Consolidated Law on Finance requires boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. TIM’s Corporate Governance Principles incorporate by reference the same independence criteria set forth by the Borsa Italiana Code. Presently 9 out 16 members of the TIM Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet at least once a year without management present.

TIM’s Corporate Governance Principles establish the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2016 a total of 3 such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. As of April 7, 2017 the position is held by Giorgio Valerio. For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Executive Directors and Activities of the Board”.

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

TIM Board specifically established a Nomination and Remuneration Committee (thus combining responsibilities and roles of the Nominating Committee and the Remuneration Committee) and a Control and Risk Committee.

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

Article 9 of TIM’s bylaws provides for the members of the Board of Directors to be elected using the slate system, which permits shareholders, who, alone or together, hold shares representing at least 0.5% of the share capital, to put forward slates of nominees for the appointment as directors: the system is intended to ensure the presence on the Board of persons designated by minority shareholders. Thus, the Company’s view is that using the slate system meets the needs otherwise served by the creation of a Nominating Committee.

On the other hand, the Nomination and Remuneration Committee (made up of non-executive directors only, a majority of whom must be independent, one of them chosen from a minority slate), among other activities, is in charge of submitting to the Board of Directors candidates for appointment as director in case of co-optation,

Item 16G. Corporate Governance	Differences In Tim’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

should the replacement of independent directors be necessary. In addition TIM has a Control and Risk Committee (made up of non-executive directors only, a majority of whom must be independent, one of them chosen from a minority slate) which, among other activities, actively participates and assists in developing and implementing the corporate governance procedures adopted by TIM.

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

TIM has a Nomination and Remuneration Committee, made up of non-executive directors only, a majority of whom are independent (one of them chosen from a minority slate). Pursuant to the Company’s Corporate Governance Principles, the Remuneration Committee shall, among other things:

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

According to the procedure for transactions with the Company’s related parties, adopted by board resolution of November 4, 2010 and subsequently amended (available on the www.telecomitalia.com website, Governance section—Governance System channel), in case of resolutions regarding the remuneration of directors and executive officers with strategic responsibilities the tasks assigned to the board committee by the TIM procedure are in this case performed by the Nomination and Remuneration Committee.

For further details, see also “—10.1 Corporate Governance—General—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act.

The Board of Auditors, as permitted by Rule 10A-3, is performing the corresponding functions for TIM, which therefore is exempted from the requirement to have a separate audit committee.

A Rule 303A written affirmation to this end was submitted to the NYSE on April 26, 2016. For further details, see also “10.1 Corporate Governance—General—Board of Directors” and “—10.1 Corporate Governance—General—Board of Auditors”.

Item 16G. Corporate Governance Item 16H. Mine Safety Disclosure	Differences In Tim’s Corporate Governance And New York Stock Exchange Corporate Governance Practices

Adoption and Disclosure of Corporate Governance Guidelines.    US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines.

Such disclosures are included in this Form 20-F and English translations of the TIM Group’s corporate governance policies can be found on TIM’s website: www.telecomitalia.com under “Governance”.

Code of business conduct and ethics.    NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The code should provide for the reporting of violations of its provisions or of laws and regulations.

TIM has adopted such a Code. See also under “—16B.—Code of Ethics and Conduct”.

Annual Certification by The Chief Executive Officer.    A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards.

In accordance with NYSE listing rules applicable to foreign private issuers, TIM submitted its foreign private issuer annual written affirmation on April  26, 2016.

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

2.2   Trust deed dated January 23, 2004, between TIM (as Issuer and Guarantor), Telecom Italia Finance (as Issuer) and J.P. Morgan Corporate Trustee Services Limited relating to a 10 billion euros Medium Term Note Program. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.(3)

4.1 Public Telecommunications Authorization.(4)

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

8.1 List of Subsidiaries.(6)

12(a) Certification by the Chief Executive Officer of TIM S.p.A.

12(b) Certification by the Head of Administration, Finance and Control of TIM S.p.A.

Item 19. Financial Statements and Exhibits

13.1 Section 906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107144).

(2)	Incorporated by reference to exhibit (a) filed with Olivetti’s Registration Statement on Form F-6 filed with the SEC on July 18, 2003 (File No. 333-107142).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(4)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F/A on June 29, 2001 (File No. 001-13882).

(5)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on April 15, 2015 (File No. 001-13882).

(6)	Please see “Note—List of Companies of the TIM Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.p.A

By:	/s/ FLAVIO CATTANEO
Name:	Flavio Cattaneo
Title:	Chief Executive Officer

Dated April 12, 2017

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of TIM SpA

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of TIM SpA and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing on Item 15.2 of the 2016 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers SpA

Milan, Italy

April 12, 2017

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2016, DECEMBER 31, 2015 AND JANUARY 1, 2015—ASSETS

	Note	As of December 31, 2016	As of December 31, 2015	As of January 1, 2015
			(Revised)	(Revised)
		(millions of euros)
NON-CURRENT ASSETS
Intangible assets
Goodwill	5	29,612	29,383	29,943
Intangible assets with a finite useful life	6	6,951	6,480	6,827

		36,563	35,863	36,770

Tangible assets	7
Property, plant and equipment owned		13,947	12,659	12,544
Assets held under finance leases		2,413	2,208	843

		16,360	14,867	13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	8	18	41	36
Other investments	8	46	45	43
Non-current financial assets	9	2,698	2,989	2,445
Miscellaneous receivables and other non-current assets	10	2,222	1,804	1,624
Deferred tax assets	11	877	853	1,118

		5,861	5,732	5,266

TOTAL NON-CURRENT ASSETS (A)		58,784	56,462	55,423

CURRENT ASSETS
Inventories	12	270	254	313
Trade and miscellaneous receivables and other current assets	13	5,426	5,086	5,607
Current income tax receivables	11	94	163	101
Current financial assets	9
Securities other than investments, financial receivables and other current financial assets		1,908	1,840	1,611
Cash and cash equivalents		3,964	3,559	4,812

		5,872	5,399	6,423

Current assets sub-total		11,662	10,902	12,444

Discontinued operations /Non-current assets held for sale	14
of a financial nature			227	165
of a non-financial nature			3,677	3,564

		—	3,904	3,729

TOTAL CURRENT ASSETS (B)		11,662	14,806	16,173

TOTAL ASSETS (A+B)		70,446	71,268	71,596

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2016, DECEMBER 31, 2015 AND JANUARY 1, 2015—EQUITY AND LIABILITIES

	Note	As of December 31, 2016	As of December 31, 2015	As of January 1, 2015
			(Revised)	(Revised)
		(millions of euros)
EQUITY	15
Share capital issued		11,677	10,740	10,723
Less: treasury shares		(90)	(90)	(89)

Share capital		11,587	10,650	10,634
Additional paid-in capital		2,094	1,731	1,725
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		7,526	5,173	5,709

Equity attributable to owners of the Parent		21,207	17,554	18,068
Non-controlling interests		2,346	3,695	3,516

TOTAL EQUITY (A)		23,553	21,249	21,584

NON-CURRENT LIABILITIES
Non-current financial liabilities	16	30,469	30,518	32,325
Employee benefits	20	1,355	1,420	1,056
Deferred tax liabilities	11	293	323	438
Provisions	21	830	551	720
Miscellaneous payables and other non-current liabilities	22	1,607	1,429	984

TOTAL NON-CURRENT LIABILITIES (B)		34,554	34,241	35,523

CURRENT LIABILITIES
Current financial liabilities	16	4,056	6,224	4,686
Trade and miscellaneous payables and other current liabilities	23	7,646	7,563	8,249
Current income tax payables	11	637	110	36

Current liabilities sub-total		12,339	13,897	12,971

Liabilities directly associated with Discontinued operations/Non-current assets held for sale	14
of a financial nature			348	43
of a non-financial nature			1,533	1,475

		—	1,881	1,518

TOTAL CURRENT LIABILITIES (C)		12,339	15,778	14,489

TOTAL LIABILITIES (D=B+C)		46,893	50,019	50,012

TOTAL EQUITY AND LIABILITIES (A+D)		70,446	71,268	71,596

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

		Year ended December 31,
	Note	2016	2015	2014
			(Revised)	(Revised)
		(millions of euros)
Revenues	25	19,025	19,719	21,574
Other income	26	311	287	401

Total operating revenues and other income		19,336	20,006	21,975

Acquisition of goods and services	27	(7,793)	(8,532)	(9,432)
Employee benefits expenses	28	(3,106)	(3,589)	(3,119)
Other operating expenses	29	(1,083)	(1,491)	(1,175)
Change in inventories		9	(44)	(52)
Internally generated assets	30	639	656	588
Depreciation and amortization	31	(4,291)	(4,135)	(4,284)
Gains (losses) on disposals of non-current assets	32	14	336	29
Impairment reversals (losses) on non-current assets	33	(3)	(244)	(1)

Operating profit (loss)		3,722	2,963	4,529

Share of profits (losses) of associates and joint ventures accounted for using the equity method	8	(23)	1	(5)
Other income (expenses) from investments	34	7	10	16
Finance income	35	2,543	2,760	2,404
Finance expenses	35	(3,450)	(5,281)	(4,594)

Profit (loss) before tax from continuing operations		2,799	453	2,350
Income tax expense	11	(880)	(403)	(930)

Profit (loss) from continuing operations		1,919	50	1,420
Profit (loss) from Discontinued operations/Non-current assets held for sale	14	47	611	541

Profit (loss) for the year	36	1,966	661	1,961
Attributable to:
Owners of the Parent		1,808	(70)	1,351
Non-controlling interests		158	731	610

		Year ended December 31,
		2016	2015	2014
			(Revised)	(Revised)
		(Euros)
Basic and Diluted Earnings Per Share (EPS)(*)	37
Ordinary Share		0.08		0.06
Savings Share		0.09		0.07
Of which:
From continuing operations attributable to Owners of the Parent
Ordinary Share		0.08	(0.01)	0.06
Savings Share		0.09	(0.01)	0.07

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (see Note 15)

		Year ended December 31,
		2016	2015	2014
			(Revised)	(Revised)
		(millions of euros)
Profit (loss) for the year	(A)	1,966	661	1,961

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		(33)	16	(209)
Income tax effect		7	(7)	53

	(B)	(26)	9	(156)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)
Income tax effect

	(C)	—	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	D=(B+C)	(26)	9	(156)

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		46	(4)	74
Loss (profit) transferred to Separate Consolidated Income Statement		(37)	(57)	(23)
Income tax effect		(2)	18	(15)

	(E)	7	(43)	36

Hedging instruments:
Profit (loss) from fair value adjustments		(312)	1,536	767
Loss (profit) transferred to Separate Consolidated Income Statement		(80)	(983)	(871)
Income tax effect		90	(165)	28

	(F)	(302)	388	(76)

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		852	(2,129)	(224)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		304	(1)
Income tax effect

	(G)	1,156	(2,130)	(224)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)
Loss (profit) transferred to Separate Consolidated Income Statement
Income tax effect

	(H)	—	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(I=E+F+G+H)	861	(1,785)	(264)

Total other components of the Consolidated Statement of Comprehensive Income	(K=D+I)	835	(1,776)	(420)

Total comprehensive income (loss) for the year	(A+K)	2,801	(1,115)	1,541
Attributable to:
Owners of the Parent		2,534	(807)	1,124
Non-controlling interests		267	(308)	417

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2016, 2015 AND 2014

•	CHANGES IN EQUITY IN 2014 (Revised) (see Note 15)

	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2013	10,604	1,704	39	(561)	(377)	132	—	5,520	17,061	3,125	20,186

Correction of errors					28			(104)	(76)	(39)	(115)

Balance at December 31, 2013 (Revised)	10,604	1,704	39	(561)	(349)	132	—	5,416	16,985	3,086	20,071

Changes in equity in the year ended December 31, 2014:
Dividends approved								(166)	(166)	(177)	(343)
Total comprehensive income (loss) for the year			36	(76)	(31)	(156)		1,351	1,124	417	1,541
Effect of Rete A acquisition										40	40
Effect of equity transactions of the Sofora—Telecom Argentina group					58			10	68	92	160
Grant of equity instruments	30	21						13	64		64
Other changes						(72)		65	(7)	58	51

Balance at December 31, 2014 (Revised)	10,634	1,725	75	(637)	(322)	(96)	—	6,689	18,068	3,516	21,584

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2015 (Revised) (See Note 15)

	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699

Correction of errors					28			(105)	(77)	(38)	(115)

Balance at December 31, 2014 (Revised)	10,634	1,725	75	(637)	(322)	(96)	—	6,689	18,068	3,516	21,584

Changes in equity in the year ended December 31, 2015:
Dividends approved								(166)	(166)	(125)	(291)
Total comprehensive income (loss) for the year			(43)	388	(1,091)	9		(70)	(807)	(308)	(1,115)
INWIT—effect of sale of the non-controlling interest								279	279	560	839
Merger of Telecom Italia Media S.p.A. in TIM S.p.A.	7	6						(39)	(26)	17	(9)
Convertible Bond issue maturing 2022—Equity component								186	186		186
Grant of equity instruments	9							1	10		10
Other changes								10	10	35	45

Balance at December 31, 2015 (Revised)	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2016 (see Note 15)

	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2015	10,650	1,731	32	(249)	(1,459)	(87)	—	6,992	17,610	3,723	21,333

Correction of errors					46			(102)	(56)	(28)	(84)

Balance at December 31, 2015 (Revised)	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

Changes in equity in the year ended December 31, 2016:
Dividends approved								(166)	(166)	(38)	(204)
Total comprehensive income (loss) for the year			7	(302)	1,047	(26)		1,808	2,534	267	2,801
Disposal of the Sofora—Telecom Argentina group										(1,582)	(1,582)
Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	937	363							1,300		1,300
Grant of equity instruments								1	1		1
Other changes						—		(16)	(16)	4	(12)

Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2016, 2015 AND 2014

		Year ended December 31,
	Note	2016	2015	2014
			(Revised)	(Revised)
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) from continuing operations		1,919	50	1,420
Adjustments for:
Depreciation and amortization		4,291	4,135	4,284
Impairment losses (reversals) on non-current assets (including investments)		6	253	13
Net change in deferred tax assets and liabilities		38	(45)	187
Losses (gains) realized on disposals of non-current assets (including investments)		(15)	(343)	(29)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		23	(1)	5
Change in provisions for employee benefits		(131)	389	(59)
Change in inventories		(10)	56	55
Change in trade receivables and net amounts due from customers on construction contracts		(310)	410	(125)
Change in trade payables		229	(481)	(323)
Net change in current income tax receivables/payables		581	13	353
Net change in miscellaneous receivables/payables and other assets/liabilities		(915)	634	(584)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		5,706	5,070	5,197

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	6	(1,641)	(1,959)	(2,422)
Purchase of tangible assets	7	(3,467)	(4,761)	(2,562)

Total purchase of intangible and tangible assets on an accrual basis		(5,108)	(6,720)	(4,984)
Change in amounts due for purchases of intangible and tangible assets		450	1,294	325

Total purchase of intangible and tangible assets on a cash basis		(4,658)	(5,426)	(4,659)
Acquisition of control of companies or other businesses, net of cash acquired		(10)	(5)	(9)
Acquisitions/disposals of other investments		(5)	(36)	(2)
Change in financial receivables and other financial assets		175	(635)	(1,118)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		492
Proceeds from sale/repayments of intangible, tangible and other non-current assets		42	717	78

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(3,964)	(5,385)	(5,710)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		(437)	408	1,305
Proceeds from non-current financial liabilities (including current portion)		3,561	5,054	4,377
Repayments of non-current financial liabilities (including current portion)		(4,164)	(7,191)	(5,877)
Share capital proceeds/reimbursements (including subsidiaries)		4	186	14
Dividends paid		(227)	(204)	(252)
Changes in ownership interests in consolidated subsidiaries			845	160

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(1,263)	(902)	(273)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	14	(45)	(19)	(499)

AGGREGATE CASH FLOWS (E=A+B+C+D)		434	(1,236)	(1,285)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		3,216	4,910	6,296
Net foreign exchange differences on net cash and cash equivalents (G)		302	(458)	(101)

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		3,952	3,216	4,910

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

	Year ended December 31,
	2016	2015	2014
		(Revised)	(Revised)
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(218)	(363)	(427)

Interest expense paid	(2,306)	(5,145)	(4,985)

Interest income received	934	3,632	3,301

Dividends received	8	3	5

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents—from continuing operations	3,559	4,812	5,744
Bank overdrafts repayable on demand—from continuing operations	(441)	(19)	(64)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	98	117	616
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale

	3,216	4,910	6,296

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
Cash and cash equivalents—from continuing operations	3,964	3,559	4,812
Bank overdrafts repayable on demand—from continuing operations	(12)	(441)	(19)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale		98	117
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale

	3,952	3,216	4,910

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION

Form and content

Telecom Italia S.p.A. (the “Parent”), also “TIM S.p.A.”, and its subsidiaries form the “TIM Group” or the “Group”.

TIM is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, TIM, are located in Milan, Italy, at Via Gaetano Negri 1,.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

The TIM Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The TIM Group consolidated financial statements for the year ended December 31, 2016 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

In 2016, the Group has applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2016 and described below.

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

At the end of 2016, following the introduction of a new procedure that refined the methods for the recognition of deferred income and prepaid expenses for the deferral of various revenues and costs by more precisely identifying the expiry dates of the individual contracts, TIM S.p.A. for 2015, reclassified 319 million euros from “Trade and miscellaneous payables and other current liabilities” to “Miscellaneous payables and other non-current liabilities” and 26 million euros from “Trade and miscellaneous receivables and other current assets” to “Miscellaneous receivables and other non-current assets”. These refinements did not have any impact on the income statement.

The TIM Group consolidated financial statements at December 31, 2016 are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the TIM Group consolidated financial statements for the year ended December 31, 2016 was approved by resolution of the Board of Directors’ meeting held on March 23, 2017.

The correction of errors

Within the Brazil Business Unit, Tim Brasil’s Management identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the business model used in Brazil for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact either in terms of net financial position or on cash and cash equivalents.

In assessing the level of significance of the error for purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014, 2013 and 2012 but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

In light of the above and for purposes of the TIM Group Consolidated Financial Statements as of and for the year ended December 31, 2016, the Company’s Management decided to revise the comparative financial information, including segment reporting. In accordance with IAS 1 and IAS 8, the revised consolidated statement of financial position as of January 1, 2015 is also presented.

Impacts of correction of errors on Consolidated Statements of Financial Position as of December 31, 2015, 2014, 2013 and 2012 are summarized as follows:

Consolidated Statements of Financial Position—Revised

	As of December 31,
	2015	2014	2013	2012
	(millions of euros)
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,804	1,624	1,649	1,557
Current assets
Trade and miscellaneous receivables and other current assets	5,086	5,607	5,391	7,011
Total Assets	71,268	71,596	70,264	77,621

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	17,554	18,068	16,985	19,269
Non-controlling interests	3,695	3,516	3,086	3,580

Total Equity	21,249	21,584	20,071	22,849

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,563	8,249	8,808	10,771
Total Equity and Liabilities	71,268	71,596	70,264	77,621

Adjustments to Consolidated Statements of Financial Position

	As of December 31,
	2015	2014	2013	2012
	(millions of euros)
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	34	43	42	61
Current assets
Trade and miscellaneous receivables and other current assets	2	2	2	5
Total Assets	36	45	44	66

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	(56)	(77)	(76)	(109)
Non-controlling interests	(28)	(38)	(39)	(54)

Total Equity	(84)	(115)	(115)	(163)

Current liabilities
Trade and miscellaneous payables and other current liabilities	120	160	159	229
Total Equity and Liabilities	36	45	44	66

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated Statements of Financial Position—Historical

	As of December 31,
	2015	2014	2013	2012
	(millions of euros)
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,770	1,581	1,607	1,496
Current assets
Trade and miscellaneous receivables and other current assets	5,084	5,605	5,389	7,006
Total Assets	71,232	71,551	70,220	77,555

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	17,610	18,145	17,061	19,378
Non-controlling interests	3,723	3,554	3,125	3,634

Total Equity	21,333	21,699	20,186	23,012

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,443	8,089	8,649	10,542
Total Equity and Liabilities	71,232	71,551	70,220	77,555

The “consolidated statement of financial position—historical” includes the effects arising from the reclassification of prepaid expenses/deferred income from current asset/liabilities to non-current asset/liabilities described in the section “Form and Content”.

The increase in the item “Trade and miscellaneous payables and other current liabilities” was mainly attributable to the higher liability for prepaid traffic not yet used recorded to correct the error resulting from the early recognition of that traffic within revenues. In addition, the related changes in indirect and direct taxes have been taken into account and costs for commissions and related liabilities have also been recalculated.

The impact of correction of errors on Separate Consolidated Income Statements for the years ended December 31, 2015, 2014, 2013 and 2012 is detailed below:

Separate Consolidated Income Statements—Revised

	Year ended December 31,
	2015	2014	2013	2012
	(millions of euros)
Revenues	19,719	21,574	23,443	25,736
Acquisition of goods and services	(8,532)	(9,432)	(10,379)	(11,291)
Operating profit (loss)	2,963	4,529	2,752	1,684
Finance income	2,760	2,404	2,007	1,989
Profit (loss) before tax from continuing operations	453	2,350	570	(312)
Income tax expense	(403)	(930)	(1,126)	(1,080)

Profit (loss) from continuing operations	50	1,420	(556)	(1,392)

Profit (loss) for the year	661	1,961	(215)	(1,290)
Attributable to:
Owners of the Parent	(70)	1,351	(659)	(1,635)
Non-controlling interests	731	610	444	345

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Adjustments to Separate Consolidated Income Statements

	Year ended December 31,
	2015	2014	2013	2012
	(millions of euros)
Revenues	1	1	36	(23)
Acquisition of goods and services	1	(2)	(2)	(2)
Operating profit (loss)	2	(1)	34	(25)
Finance income	4	4	4	6
Profit (loss) before tax from continuing operations	6	3	38	(19)
Income tax expense	(2)	(2)	(15)	6

Profit (loss) from continuing operations	4	1	23	(13)

Profit (loss) for the year	4	1	23	(13)
Attributable to:
Owners of the Parent	2	1	15	(8)
Non-controlling interests	2	—	8	(5)

Separate Consolidated Income Statements—Historical

	Year ended December 31,
	2015	2014	2013	2012
	(millions of euros)
Revenues	19,718	21,573	23,407	25,759
Acquisition of goods and services	(8,533)	(9,430)	(10,377)	(11,289)
Operating profit (loss)	2,961	4,530	2,718	1,709
Finance income	2,756	2,400	2,003	1,983
Profit (loss) before tax from continuing operations	447	2,347	532	(293)
Income tax expense	(401)	(928)	(1,111)	(1,086)

Profit (loss) from continuing operations	46	1,419	(579)	(1,379)

Profit (loss) for the year	657	1,960	(238)	(1,277)
Attributable to:
Owners of the Parent	(72)	1,350	(674)	(1,627)
Non-controlling interests	729	610	436	350

Earnings per share

The correction of errors on Separate Consolidated Income Statements for the years ended December 31, 2015, 2014, 2013 and 2012 did not have an impact on the calculation of the Basic and Diluted Earnings Per Share for those years.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The adjustments resulting from the correction of errors on Consolidated Statements of Comprehensive Income for the years ended December 31, 2015 and 2014 are summarized as follows:

Consolidated Statement of Comprehensive Income

	2015 Historical	Adjustments	2015 Revised

	(a)	(b)	(a+b)
	(millions of euros)
Profit (loss) for the year	657	4	661

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(2,155)	26	(2,129)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements	(1)		(1)
Income tax effects

	(2,156)	26	(2,130)

Total comprehensive income (loss) for the year	(1,145)	30	(1,115)
Attributable to:
Owners of the Parent	(827)	20	(807)
Non-controlling interests	(318)	10	(308)

Consolidated Statement of Comprehensive Income

	2014 Historical	Adjustments	2014 Revised
	(a)	(b)	(a+b)
	(millions of euros)
Profit (loss) for the year	1,960	1	1,961

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(225)	1	(224)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements
Income tax effects

	(225)	1	(224)

Total comprehensive income (loss) for the year	1,539	2	1,541
Attributable to:
Owners of the Parent	1,123	1	1,124
Non-controlling interests	416	1	417

Consolidated Statements of Cash Flows

The correction of errors on Consolidated Statements of Cash Flows for the years ended December 31, 2015 and 2014 did not have an impact on “Aggregate cash flows” or “Cash flows from (used in) operating activities”.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•	the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with TIM’s industrial sector;

•	the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

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

Segment Reporting

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the TIM Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

In particular, the operating segments of the TIM Group are organized according to the relative geographical location of the telecommunications business (Domestic and Brazil).

The Sofora—Telecom Argentina group, which was sold on March 8, 2016, has been recognized under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the TIM Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), that operates internationally (in Europe, in the Mediterranean and in South America) in the development of fiber optic networks for wholesale customers, the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure business, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, for both TIM and other operators) and the units supporting the Domestic sector.

Following the change in Persidera’s business mission, the Media Business Unit was included into the Domestic Business Unit as of January 1, 2016.

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil.

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the TIM Group.

NOTE 2—ACCOUNTING POLICIES

Going concern

The consolidated financial statements for the year ended December 31, 2016 have been prepared on a going concern basis as there is the reasonable expectation that TIM will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In particular, consideration has been given to the following factors:

•	the main risks and uncertainties (that are for the most part of external in nature) to which the Group and the various activities of the TIM Group are exposed:

•	macroeconomic changes in the Italian, European and Brazilian market, as well as the volatility of financial markets in the Eurozone, also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions also related to competition;

•	changes to laws and regulations (price and rate variations, or decisions that may affect the technological choices);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the optimal mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) as described in the Note “Financial risk management”.

Management believes that, at the present time, such factors do not raise substantial doubts as to the Group’s ability to continue as a going concern.

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

TIM assesses whether it controls an investee if facts and circumstances indicate that there are changes in one or more of the three control elements.

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

Under IFRS 10, changes in a parent’s ownership interest in a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. In such circumstances the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the Parent.

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

Under the equity method, on initial recognition the investment in an associate or a joint venture is recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the investee’s profit or loss is recognized in the investor’s income statement. Dividends received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investee’s other comprehensive income (i.e. those arising from foreign exchange conversion differences). The investor’s share of those changes is recognized in the investor’s other comprehensive income.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

If an investor’s share of losses of an associate or a joint venture equals or exceeds its interest in the associate or joint venture, the investor discontinues recognizing its share of further losses.

After the investor’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the investor has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, the investor resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

Gains and losses resulting from “upstream” and “downstream” transactions between an investor (including its consolidated subsidiaries) and its associate or joint venture are recognized in the investor’s financial statements only to the extent of unrelated investors’ interests in the associate or joint venture.

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

Capitalized development costs comprise only expenditures that can be attributed directly to the development process for new products and services.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the foreseen minimum period of the underlying contract (between 12 and 36 months).

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

The value in use of cash-generating units denominated in foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is converted to euro at the spot rate on the date of the impairment test (in the case of the TIM Group, the date of the financial statements).

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

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any write-down for impairment or uncollectibility, if any.

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

Derivatives

Derivatives are used by the TIM Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

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

Sales of receivables

The TIM Group carries out sales of receivables under factoring arrangements. These sales, in the majority of cases, are characterized by the transfer of substantially all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer confers a mandate to TIM S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

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

Non-current assets held for sale/Discontinued operations

Non-current assets held for sale (or disposal groups) whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are classified as held for sale and shown separately in the consolidated statement of financial position from other assets and liabilities. The corresponding statement of financial position amounts for the previous year are not reclassified in the consolidated statement of financial position but are instead shown separately in a specific column in the changes in assets and liabilities in the year in which the non-current assets held for sale or the disposal groups are classified as such. An operating asset sold (Discontinued Operations) is a component of an entity that has been disposed of or classified as held for sale and:

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

Non-current assets held for sale (or disposal groups) classified as held for sale are first recognized in compliance with the appropriate IFRS applicable to the specific assets and liabilities and subsequently measured at the lower of the carrying amount and fair value, less costs to sell. Any subsequent impairment losses are recognized as a direct adjustment to the non-current assets (or disposal groups) classified as held for sale and expensed in the separate consolidated income statement.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be recognized.

Employee benefits

Provision for employee severance indemnity

Employee severance indemnity, mandatory for Italian companies pursuant to Article 2120 of the Italian Civil Code, is a deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

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

Equity compensation plans

The companies of the Group provide additional benefits to certain managers of the Group through equity compensation plans (i.e., stock options and long-term incentive plans). The above plans are recognized in accordance with IFRS 2 (Share-Based Payment).

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

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions set by the Government, governmental and similar local, national or international bodies, for their disbursement.

Government grants are recognized in the Separate income statement on a systematic basis over the years in which the Group recognizes as expenses the related costs that the grants are intended to compensate.

Government grants related to assets received for the acquisition and /or construction of non-current tangible assets are recorded as deferred income in the Statement of financial position and credited to the Separate income statement on a systematic basis over the useful life of the facilities to which the grants relate.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

For offerings which include the sale of mobile handsets and service contracts, the TIM Group recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the bundled mobile offerings involve contracts with a minimum contractual period between 12 and 36 months which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Earnings per share

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Financial statement line item/area	Accounting estimates

Business combinations	The recognition of business combinations requires that assets and liabilities of the acquiree be recorded at their fair value at the acquisition date of control, as well as the possible recognition of goodwill, through the use of a complex process in determining such values.

Capitalization / deferral of costs	The capitalization / deferral process of internal and external costs involves some areas of Management judgement among which there are the assessment of: i) the probability that the amount of the capitalized / deferred costs will be recovered through the associated future revenues; and ii) the actual increase in future economic benefits of the asset to which they refer.

Bad debt provision	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Depreciation and amortization expense	Changes in the economic conditions of the markets, technology and competitive forces could significantly affect the estimated useful lives of tangible and intangible non-current assets and may lead to a difference in the timing and amount of depreciation and amortization expense.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

New Standards and Interpretations issued by IASB and in force from January 1, 2016

In accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) the IFRS in force starting from January 1, 2016 are indicated and briefly described below.

Amendments to IFRS 11 (Joint Arrangements): Accounting for Acquisitions of Interests in Joint Operations

IFRS 11 addresses accounting of interests in joint ventures and joint operations. These amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business (as defined in IFRS 3—Business Combinations).

The amendments specify the appropriate accounting treatment for such acquisitions.

The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2016.

Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)

IAS 16 and IAS 38 both establish the principle for the basis of depreciation and amortization as being the expected pattern of consumption of the future economic benefits of an asset.

The amendment clarifies that a revenue-based depreciation method asset is not appropriate. The provisions of IAS 38 have been amended to introduce a presumption that a revenue-based amortization method is inappropriate. That presumption can be overcome when:

•	the right of use of an intangible asset is related to the achievement of a predetermined threshold of revenues; or

•	it can be demonstrated that revenue and the consumption of the economic benefit generated by an intangible asset are highly correlated.

The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2016.

Annual Improvements to IFRSs 2012–2014 Cycle

In particular, with reference to these amendments please note as follows:

•	IFRS 5 Non–current Assets Held for Sale and Discontinued Operations: the subject of the amendments are the changes in the methods of disposal (from held for sale to held for distribution to owners and viceversa);

•	IFRS 7 Financial Instruments: Disclosure: these amendments are related to the disclosure about Servicing Contracts in terms of continuing involvement and the applicability of the disclosure provided by IFRS 7 about the offsetting between financial assets and financial liabilities to interim financial statements;

•	IAS 19 Employee Benefits: the subject of the amendment is the discount rate used to discount the liabilities for benefits upon termination of employment (rate of the reference market);

•	IAS 34 Interim Financial Reporting: the amendment clarifies how information included in interim financial statements can be integrated with other available information also included “elsewhere” in other sections of interim financial reports (i.e., management reports) through “incorporation by reference”.

The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2016.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Amendments to IAS 1 (Presentation of Financial statements)—Disclosure Initiative

In particular, the amendments, which are part of a broader initiative to improve presentation and disclosure requirements, include changes in the following areas:

•	materiality: the amendments clarify that the concept of materiality applies to all parts of the financial statements and that the inclusion of immaterial information could undermine the usefulness of financial disclosures;

•	disaggregation and subtotals: the amendments clarify that the line items in the separate income statement, the statement of comprehensive income and the statement of financial position may be disaggregated. They also introduce new requirements concerning the use of subtotals;

•	the structure of the notes: the amendments clarify that entities have a certain degree of flexibility in the order in which the notes to the financial statements may be presented. They also emphasize that in establishing that order the entity must consider the requirements of understandability and comparability of the financial statements;

•	investments accounted for using the equity method: the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented as separate line items in the statement of comprehensive income depending whether they will subsequently be reclassified or not to profit or loss.

The adoption of these amendments had no impact on these consolidated financial statements at December 31, 2016.

New Standards and Interpretations issued by IASB not yet in force

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, Amendments and IFRIC interpretations had been published, but their application was not yet mandatory:

IASB/IFRIC documents	Mandatory application: annual periods beginning on or after
IFRS 15 (Revenue from Contracts with Customers)	January 1, 2018
IFRS 9 (Financial Instruments)	January 1, 2018
IFRS 16 (Leases)	January 1, 2019

Amendments to IFRS 10 (Consolidated Financial Statements) and IAS 28 (Investments in Associates and Joint Ventures)—Sale or contribution of assets between an investor and its associate or joint venture

Effective date indefinitely deferred
Amendments to IAS 12 (Income taxes—Recognition of deferred tax assets for unrealized losses)	January 1, 2017
Amendments to IAS 7 (Statement of Cash Flows): Disclosure Initiative	January 1, 2017
Clarifications to IFRS 15 (Revenue from Contracts with Customers)	January 1, 2018
Amendments to IFRS 2 (Share based Payment)	January 1, 2018
Improvements to IFRSs (2014–2016 Cycle)—Amendments to IFRS 12 and to IAS 28	IFRS 12: January 1, 2017 IAS 28: January 1, 2018
IFRIC 22 (Foreign Currency Transactions and Advance Consideration)	January 1, 2018
Amendments to IAS 40 (Transfers of Investment Property)	January 1, 2018

The impacts, if any, of these amendments on the consolidated financial statements are currently being assessed. In particular, with reference to the adoption of IFRS 15, IFRS 16 and IFRS 9, please note that specific projects at Group level have been initiated and, therefore, a reliable estimate of the quantitative effects will only be possible when each project will be completed.

IFRS 15 (Revenue from Contracts with Customers)

IFRS 15 supersedes the previous revenue Standards: IAS 18 (Revenue), IAS 11 (Construction Contracts) as well as the related Interpretations on revenue recognition (IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue Barter Transactions Involving Advertising Services).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

IFRS 15 shall be applied retrospectively beginning on January 1, 2018, using one of the following two methods:

•	the “full retrospective approach” which involves the restatement of each prior reporting period;

•	the “modified retrospective approach” with the recognition of the cumulative effect of initially applying the standard as an adjustment to opening retained earnings of the annual reporting period that includes the date of initial application. All the data of the comparative periods presented in the financial statements remain unchanged.

Currently, the TIM Group intends to apply the “modified retrospective approach”.

The adoption of this standard by TIM Group will mainly affect the methods of recognition of:

•	goods and/or services packages (i.e. bundle offers): as a result of the new revenue recognition model, for offers including an asset component (handset) at a discounted price and a TLC services component, this model will involve an anticipation of revenues, with higher revenues at inception allocated to sales of goods and lower revenues from services recognized over the time. However, the total amount of revenues for services and handsets would remain unchanged;

•	revenues from the activation/installation of telephone service: these revenues will be allocated to the main contract services (Performance Obligations), resulting in a recognition of the amounts at different times in the Separate income statements;

•	contractual costs (Incremental costs to obtain a contract and Fulfillment costs of a contract): these will be recorded as non-current assets and recognized—at different times—in the Separate income statements, according to the contract period.

IFRS 16 (Leases)

IFRS 16 supersedes IAS 17 (Leases) and the related interpretations (IFRIC 4 Determining whether an arrangement contains a lease; SIC 15 Operating leases—Incentives; SIC 27 Evaluating the substance of transactions involving the legal form of a lease).

IFRS 16 shall be applied retrospectively beginning on January 1, 2019 using one of the following two methods:

•	the “full retrospective approach”, which involves the restatement of each prior reporting period;

•	the “modified retrospective approach”, with the recognition of the cumulative effect of initially applying the standard as an adjustment to opening retained earnings in the first year of adoption, without restating prior- period financial statements.

Early application is permitted, but only in the case of the contemporary adoption of IFRS 15 Revenue from Contracts with Customers.

Currently, the TIM Group intends to apply IFRS 16 concurrently with IFRS 15, utilizing the “modified retrospective approach”.

From the lessee’s (customer) point of view, IFRS 16 provides that all passive lease contracts (without the distinction between operating leases and finance leases) are recorded in the Statement of financial position as a liability, represented by the present value of future lease payments, against the corresponding recording of the asset “Right of use of the leased asset”. Short term leases contracts having a duration equal or less than 12 months and the leases of low value goods can be excluded from the application of IFRS 16.

Currently, the TIM Group intends to make use of this practical expedient.

The main impacts on the consolidated financial statements are summarized as follows:

•	statements of financial position: greater non-current assets for the recognition of the “right of use of the lease asset” against lease financial liabilities;

•

separate income statements: different nature, qualification and classification of expenses (depreciation of the “right of use of the leased asset” and “finance expenses for interest” instead of “Rent and

Consolidated Financial Statements	Notes To Consolidated Financial Statements

leases—fees for operating leases”, according to IAS 17) with consequent impact on operating profitability. Furthermore, the combination of the straight-line depreciation of the “right of use of the leased asset” and the method of the effective interest rate applied to the lease liabilities entail, compared to operating lease according to IAS 17, additional expenses in the income statement in the first years of the lease contract and decreasing costs in the last years.

IFRS 9 (Financial Instruments)

IFRS 9 sets out the principles for the classification, measurement and derecognition of financial assets and liabilities, the impairment of financial instruments as well as hedge accounting.

IFRS 9 shall be applied beginning on January 1, 2018.

TIM Group has not yet completed its analysis of the impact of the application of the provisions of IFRS 9 on the classification and measurement of financial assets, on the impairment of financial instruments and on the hedge accounting.

NOTE 3—SCOPE OF CONSOLIDATION

Investments in consolidated subsidiaries

Composition of the Group

TIM holds a majority of the voting rights in all the subsidiaries included in the scope of consolidation.

A complete list of consolidated subsidiaries is provided in the Note “List of companies of TIM Group”.

Scope of consolidation

The changes in the scope of consolidation at December 31, 2016 compared to December 31, 2015 are listed below.

These changes did not have any significant impacts on the Consolidated Financial Statements of the TIM Group at December 31, 2016.

Continuing operations:

Subsidiaries entering/exiting/merged into the scope of consolidation:

Company		Business Unit	Month
Entry:
GESTIONE DUE S.r.l. (*)	New acquisition	Domestic	January 2016
GESTIONE IMMOBILI S.r.l. (*)	New acquisition	Domestic	January 2016
REVI IMMOBILI S.r.l. (*)	New acquisition	Domestic	January 2016
FLASH FIBER S.r.l.	New company	Domestic	July 2016
TELECOM ITALIA SPARKLE RUSSIA LLC	New acquisition	Domestic	July 2016
NOVERCA S.r.l.	New acquisition	Domestic	October 2016
TIMVISION S.r.l.	New company	Domestic	December 2016
Exit:
PURPLE TULIP B.V.	Liquidated	Other Operations	July 2016
Merger:
TELECOM ITALIA DIGITAL SOLUTIONS S.p.A.	Merged into Olivetti S.p.A.	Domestic	January 2016
EMSA SERVIZI S.p.A.	Merged into TIM S.p.A.	Domestic	April 2016
OFI CONSULTING S.r.l.	Merged into TIM S.p.A.	Domestic	April 2016
TELECOM ITALIA INTERNATIONAL N.V.	Merged into Telecom Italia Finance S.A.	Other Operations	August 2016
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	Merged into TIM S.p.A.	Other Operations	August 2016
TELECOM ITALIA INFORMATION TECHNOLOGY S.p.A.	Merged into TIM S.p.A.	Domestic	December 2016

(*)	Later merged into INWIT S.p.A..

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Discontinued operations/Non-current assets held for sale:

Companies exiting the scope of consolidation, already classified as discontinued operations:

Company			Month
Exit:
MICRO SISTEMAS S.A.	Sold	Sofora—Telecom Argentina group	March 2016
NORTEL INVERSORA S.A.	Sold	Sofora—Telecom Argentina group	March 2016
NUCLEO S.A.	Sold	Sofora—Telecom Argentina group	March 2016
PERSONAL ENVIOS S.A.	Sold	Sofora—Telecom Argentina group	March 2016
SOFORA TELECOMUNICACIONES S.A.	Sold	Sofora—Telecom Argentina group	March 2016
TELECOM ARGENTINA S.A.	Sold	Sofora—Telecom Argentina group	March 2016
TELECOM ARGENTINA USA Inc.	Sold	Sofora—Telecom Argentina group	March 2016
TELECOM PERSONAL S.A.	Sold	Sofora—Telecom Argentina group	March 2016

The breakdown by number of subsidiaries and associates of the TIM Group is as follows:

	12/31/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	25	48	73
joint ventures accounted for using the equity method	1		1
associates accounted for using the equity method	19		19

Total companies	45	48	93

	12/31/2015
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line (*)	26	58	84
joint ventures accounted for using the equity method	1		1
associates accounted for using the equity method	18		18

Total companies	45	58	103

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Further details are provided in the Note “List of companies of the TIM Group”.

Subsidiaries with significant non-controlling interests

As of December 31, 2016, TIM Group held equity investments in subsidiaries with significant non-controlling interests in TIM Brasil group.

With respect to TIM Brasil group, the figures provided below, stated gross of the elimination of intragroup accounts, have been prepared in accordance with IFRS and reflect adjustments made on the acquisition date to align the assets and liabilities acquired to their fair value.

TIM Brasil group—Brazil Business Unit

Non-controlling interests held at December 31, 2016 amounted to 33.4% of the share capital of Tim Participações (which in turn holds 100% of the share capital of the operating companies Tim Celular S.A. and Intelig Telecomunicações Ltda.), equivalent to the corresponding share of voting rights.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Statement of Financial Position Data—TIM Brasil group

	Year ended December 31,
	2016	2015
	(millions of euros)
Non-current assets	7,822	6,077
Current assets	2,956	2,845

Total Assets	10,778	8,922

Non-current liabilities	2,726	2,164
Current liabilities	2,331	2,230

Total Liabilities	5,057	4,394

Equity	5,721	4,528
of which, Non-controlling interests	1,705	1,329

Income Statement Data—TIM Brasil group

	Year ended December 31,
	2016	2015	2014
	(millions of euros)
Revenues	4,047	4,637	6,245
Profit (loss) for the year	194	324	498
of which, Non-controlling interests	65	188	166

Financial Data—TIM Brasil group

In 2016, aggregate cash flows generated were a positive 58 million euros, primarily due to a positive exchange rate effect of 311 million euros, without which cash flow would have been a negative 253 million euros. In 2015, aggregate cash flows generated were a negative 186 million euros, due to a negative exchange rate effect of 424 million euros, without which cash flow would have been a positive 238 million euros. In 2015, this was driven in part by the effects of the sale of the first three blocks of telecommunication towers to American Tower do Brasil for approximately 676 million euros.

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

NOTE 4—BUSINESS COMBINATIONS

YEAR 2016

In 2016, there were no material business combination transactions, as defined in IFRS 3. For further details please see the Note “Scope of consolidation” and the Note “Goodwill”.

YEAR 2015

In 2015, there were no material business combination transactions, as defined in IFRS 3.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

YEAR 2014

Acquisition of control of Rete A S.p.A.

On June 30, 2014, after receiving the necessary authorizations, the business combination of the digital terrestrial network operator for TV transmission businesses, controlled by Persidera S.p.A.—formerly Telecom Italia Media Broadcasting S.r.l.—and Rete A S.p.A. (Rete A), was completed. Rete A was merged into Persidera S.p.A. on December 1, 2014.

TIM, as a result of the merger of the subsidiary Telecom Italia Media into TIM, holds 70% of the shares of Persidera, while the remaining 30% is held by Gruppo Editoriale L’Espresso.

Persidera is an independent network operator in Italy, with five digital multiplexes and nationwide high-coverage infrastructure, based on next generation technologies.

The accounting effects of the business combination are summarized as follows:

•	the consideration is 40 million euros and corresponds to the value of the capital increase of Persidera to the seller Gruppo Editoriale L’Espresso on June 30, 2014;

•	all the Assets acquired and Liabilities assumed of the acquired company have been measured at fair value for their recognition. In addition to the value of the Assets acquired and the Liabilities assumed, goodwill has been recognized, amounting to 8 million euros, calculated as detailed in the following table:

			Fair Value amounts
			(millions of euros)
Measurement of consideration	(A)		40
Value of assets acquired	(B)		71
Value of liabilities assumed	(C)		(39)

Goodwill	(A-B-C	)	8

Rete A—values at the acquisition date

		Fair Value amounts	Carrying amounts
		(millions of euros)
Goodwill		8	—
Other non-current assets		64	45
Current assets		7	7
of which Cash and cash equivalents		—	—

Total assets	(A)	79	52
Total non-current liabilities		12	6
of which non-current financial liabilities		—	—
Total current liabilities		27	27
of which current financial liabilities		21	21

Total liabilities	(B)	39	33

Net assets	(A-B)	40	19

Acquisition of control of TN Fiber S.r.l. (former Trentino NGN)

On February 28, 2014, TIM S.p.A. acquired control of TN Fiber S.r.l., of which it already held 41.07%. The price paid was 17 million euros, bringing the stake in TN Fiber S.r.l. up to 97.4%.

The ownership interest held before the acquisition of control, previously measured using the equity method, was remeasured at fair value at the date of acquisition of control and amounted to approximately 36 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The fair value of net assets acquired corresponded to the carrying amount of the assets and the acquisition of control did not result in the recognition of any goodwill.

In the second half of 2014, the percentage ownership further increased to 99.3%.

		Fair Value amounts
		(millions of euros)
Valuation of consideration	(A)	17
Fair value of the ownership interest held before the acquisition of control	(B)	36

Total	(C=A+B)	53
Net value of assets acquired	(D)	53

Goodwill	(C-D)	—

TN Fiber S.r.l.—values at the date of acquisition of control

		Fair Value amounts	Carrying amounts
		(millions of euros)
Goodwill
Other non-current assets		36	36
Current assets		17	17
of which Cash and cash equivalents		8	8

Total assets	(A)	53	53
Total non-current liabilities
Total current liabilities

Total liabilities	(B)	—	—

Net assets	(A-B)	53	53

NOTE 5—GOODWILL

Goodwill shows the following breakdown and changes during 2015 and 2016:

	As of December 31, 2014	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2015
	(millions of euros)
Domestic	28,443	4				28,447
Core Domestic	28,031	4				28,035
International Wholesale	412					412
Brazil	1,471			(240)	(324)	907
Media	29					29
Other operations	—					—

Total	29,943	4	—	(240)	(324)	29,383

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2015	Reclassifications	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2016
	(millions of euros)
Domestic	28,447	29	13				28,489
Core Domestic	28,035	29	13				28,077
International Wholesale	412						412
Brazil	907					216	1,123
Media	29	(29)					—
Other operations	—						—

Total	29,383	—	13	—	—	216	29,612

The following is noted in particular:

•	the reclassification of the amount of goodwill previously allocated to the Media Business Unit of 29 million euros was due to the redefinition of the Group’s Business Units as described in the Note “Segment reporting”;

•	the increase for the Domestic Business Unit was due to:

•	the recognition of 7.8 million euros of goodwill, resulting from the acquisition of control (100%) of Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., acquired by INWIT S.p.A. in January 2016 for 8.3 million euros;

•	the recognition of 5 million euros of goodwill, resulting from the acquisition of control (100%) of Noverca S.r.l. for 5.1 million euros. This goodwill can be considered provisional, as permitted by IFRS 3.

With respect to the acquisition of Alfabook on July 1, 2015, the goodwill provisionally recognized in 2015, amounting to 4 million euros, was confirmed following the completion of the price allocation process required by IFRS 3.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units) to December 31, 2016 and 2015 can be summarized as follows:

	As of December 31, 2016			As of December 31, 2015
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of euros)
Domestic	42,457	(13,968)	28,489	42,301	(13,854)	28,447
Core Domestic	42,045	(13,968)	28,077	41,889	(13,854)	28,035
International Wholesale	412		412	412		412
Brazil	1,389	(266)	1,123	1,123	(216)	907
Media				143	(114)	29
Other operations

Total	43,846	(14,234)	29,612	43,567	(14,184)	29,383

The gross carrying amount and the accumulated impairment losses for the Media Business have been reclassified following its incorporation into the Domestic Business Unit from the year 2016.

The figures for the Brazil CGU are stated in euros, converted at the spot exchange rate as of the closing date of the financial statements; the carrying amount of goodwill for the CGU, after the impairment loss of 887 million Brazilian reais applied in 2015, corresponds to 3,854 million Brazilian reais.

Goodwill is not subject to amortization, but it is tested for impairment at least annually. Accordingly, in preparing the 2016 Annual Report, the TIM Group conducted impairment tests on the recoverability of the goodwill; the results showed that the recoverable amount of the assets at December 31, 2016 was higher than the net carrying amount for all CGUs.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The recoverability testing was conducted on two levels. First, the recoverable amount was estimated for the assets assigned to the individual cash generating units (or groups of units) to which goodwill is allocated. Second, the assets of the Group as a whole were considered.

With respect to the first level test, goodwill has been allocated to the following cash generating units (or groups of units):

Segment	Cash-generating units (or groups of units)
Domestic	Core Domestic
International Wholesale
Brazil	TIM Brasil group

The value used to determine the recoverable amount of all the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use.

The value in use estimates have been made, in accordance with IAS 36 and the valuation principles and best practices, based on expected cash flows using different scenarios. The various expected cash flows are summarized into an average normal cash flow, which has been determined with the aid of analyses by expert appraisers, based on the data from the (2017-2019) three-year industrial plan approved by the Board of Directors. For the Brazil and International Wholesale CGUs, no additional risk factors are foreseen, and, accordingly, the expected normal cash flows are the same as those in the Industrial Plan.

In addition, for the purposes of the impairment testing, the figures from the three years of the Industrial Plan (2017-2019) have been supplemented by data extrapolated for two more years, so the explicit forecast period for the future cash flows is a total of five years (2017-2021).

The Industrial Plan (2017-2019) already includes several assessments regarding the elements of risk, together with the countermeasures and responses. Management, with the aid of experts, identified specific risk factors and the related areas to test with challenges, also with respect to their evolution over time. The extrapolation at 2020-2021 enabled the identification of competition factors that only start showing their initial signs from the final forecast year of the Industrial Plan (2017-2019), both in the ultra-broadband and the mobile markets.

For the estimate of the terminal value, the sustainable long-term cash flow was assumed to be the extrapolation of the estimated cash flow at 2021.

Forward looking figures are stated in the currency in which they were generated, and therefore in euro for the CGUs of the Domestic Business Unit and in Brazilian reais for the Brazil CGU. For this unit, the recoverable amount of the assets is denominated in the functional currency and subsequently converted at the spot exchange rate on the reporting date.

The cost of capital used to discount the future cash flows in the estimate of the value in use has been determined as follows:

•	it has been estimated using the Capital Asset Pricing Model (CAPM), which is one of the generally accepted application criteria referred to in IAS 36;

•	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets; it includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows; and

•	it has been calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Principal parameters for the estimates of value in use

	Core Domestic	International Wholesale	Brazil
	%	%	%
WACC	6.39	6.39	12.41
WACC before tax	8.51	8.28	16.08
Growth rate beyond the explicit period (g)	0.50	0.50	4.51
Capitalization rate (WACC -g )	8.01	7.78	11.57
Capex/Revenues, % perpetual	19.30	5.80	17.70

The growth rates of the terminal value “g” of the CGU of the Domestic segment have been estimated taking into account the expected outlook during the explicit forecast period and are consistent with the range of growth rates applied by the analysts who monitor TIM shares. The estimate of the growth rate for the Brazil CGU also takes into account the country’s expected rate of inflation over the long term, as estimated by market observers.

Separate parameters for the various CGUs have also been used to estimate the level of capital expenditures required to sustain the generation of cash flows after the explicit forecast period, according to the phase of capital expenditures, competitive positioning and the technological infrastructure operated.

The differences between the values in use and the carrying amounts for the main CGUs considered amounted to:

	Core Domestic	International Wholesale	Brazil
(millions of euros)
Difference between values in use and carrying amounts	+6,177	+57	+930

For the estimate of values in use, simulations were conducted on the results with respect to changes in the relevant rate parameters. Details are provided below of the variables needed, when considered individually and in continuity with the others, to make the recoverable amount of the respective CGUs equal to their net carrying amount.

Parameters that make the value in use equal to the carrying amount

	Core Domestic	International Wholesale	Brazil
	%	%	%
WACC before tax	9.58	8.65	17.59
Capitalization rate (WACC - g)	9.08	8.15	13.08
Capex/Revenues, % on TV	24.50	6.30	21.30

In addition to the average normal cash flows used to determine the value in use of the Core Domestic and Brazil CGUs, sensitivity analyses were also conducted on the risk factors identified by the experts and to take account of the prospects for the market operator. Following these sensitivity analyses the recoverable amount was still higher than the net carrying amount.

With respect to the value testing at overall Group level, the sum of the recoverable amounts of all the CGUs was compared against the carrying amount of the net operating assets in the consolidated financial statements, after appropriate adjustments to take account of the Central Functions not allocated to any CGU. No impairment losses were recorded at this additional level of impairment testing.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 6—INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 471 million euros compared to December 31, 2015. The breakdown and movements are as follows:

	As of December 31, 2014	Addition	Amortization	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2015
	(millions of euros)
Industrial patents and intellectual property rights	2,223	1,010	(1,268)	(1)	(243)		349	2,070
Concessions, licenses, trademarks and similar rights	3,120	204	(391)	(3)	(103)		2	2,829
Other intangible assets	134	84	(129)		(4)		(2)	83
Work in progress and advance payments	1,350	661		(3)	(235)	73	(348)	1,498

Total	6,827	1,959	(1,788)	(7)	(585)	73	1	6,480

	As of December 31, 2015	Addition	Amortization	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2016
	(millions of euros)
Industrial patents and intellectual property rights	2,070	990	(1,243)		206		435	2,458
Concessions, licenses, trademarks and similar rights	2,829	87	(393)		89		242	2,854
Other intangible assets	83	128	(107)		5			109
Work in progress and advance payments	1,498	436		(2)	198	73	(673)	1,530

Total	6,480	1,641	(1,743)	(2)	498	73	4	6,951

Additions in 2016 included 289 million euros of internally generated assets (312 million euros in 2015). Further details are provided in the Note “Internally generated assets”.

Industrial patents and intellectual property rights at December 31, 2016 consisted mainly of application software purchased outright and user license rights acquired, amortized over a period between 2 and 5 years. They primarily related to TIM S.p.A. (1,323 million euros) and to the Brazil Business Unit (1,108 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2016 primarily related to:

•	the remaining cost of telephone licenses and similar rights (1,957 million euros for TIM S.p.A., 319 million euros for the Brazil Business Unit), which increased, compared to December 31, 2015, mainly due to the activation of the user rights for the L Band (1452-1492 MHz) for terrestrial electronic communications systems, assigned to TIM S.p.A. in December 2015, following participation in the tender by the Ministry of Economic Development;

•	Indefeasible Rights of Use—IRU (310 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•	TV frequencies of Persidera S.p.A. (Core Domestic) for 119 million euros. The user licenses for the frequencies used for digital terrestrial transmission held by Persidera S.p.A. will expire in 2032.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The net carrying amount of telephone licenses and similar rights (2,276 million euros) and their useful lives are detailed below:

Type of license	Net carrying amount at December 31, 2016 (millions of euros)	Amortization period (years)	Amortization charge for 2016 (millions of euros)
TIM S.p.A.:
UMTS	671	18	134
UMTS 2100 MHz	37	12	7
Wireless Local Loop		15	1
WiMax	6	15	1
LTE 1800 MHz	112	18	9
LTE 800 MHz	780	17	60
LTE 2600 MHz	86	17	7
GSM (extension)	51	3	34
Band 1452-1492 MHz	214	14	16
Tim Brasil group:
GSM and 3G (UMTS)	233	15	59
4G (LTE)	86	15	8

Other intangible assets with a finite useful life at December 31, 2016 consist of capitalized Subscriber Acquisition Costs (SAC) equal to 93 million euros (63 million euros for the Parent and 30 million euros for the Brazil Business Unit), mainly related to commissions for the sales network for a number of commercial deals that lock in customers for a set period. Subscriber acquisition costs are amortized over the underlying minimum contract period (between 12 or 36 months).

Work in progress and advance payments were essentially in line with the amount at the beginning of the period.

The item also includes user rights for the 700 MHz frequencies, acquired in 2014 by the TIM Brasil group for a total of 2.9 billion reais. Since the assets require a period of more than 12 months to be ready for use, again in 2016, borrowing costs of 73 million euros have been capitalized, as they are directly attributable to the acquisition. The yearly rate used for the capitalization of borrowing costs is 13.4%. Capitalized borrowing costs in reais have been recorded as a direct reduction of the income statement item “Finance expenses—Interest expenses to banks”.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2016 and 2015 can be summarized as follows:

	As of December 31, 2015
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,579	(7)	(10,502)	2,070
Concessions, licenses, trademarks and similar rights	6,349	(296)	(3,224)	2,829
Other intangible assets with a finite useful life	862		(779)	83
Work in progress and advance payments	1,500	(2)		1,498

Total intangible assets with a finite useful life	21,290	(305)	(14,505)	6,480

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2016
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,241	(7)	(9,776)	2,458
Concessions, licenses, trademarks and similar rights	7,017	(306)	(3,857)	2,854
Other intangible assets with a finite useful life	447		(338)	109
Work in progress and advance payments	1,532	(2)		1,530

Total intangible assets with a finite useful life	21,237	(315)	(13,971)	6,951

Industrial patents and intellectual property rights included disposals related to the dismissal or rewriting of software (application software and operative systems of equipment) by the Parent Company for a gross carrying amount of 2,535 million euros, which generated an overall loss of a non-significant amount. This decrease was partially offset by the positive exchange differences of around 731 million euros.

Impairment losses on “Concessions, licenses, trademarks and similar rights”, relating mainly to reporting periods prior to 2004, refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the TI Sparkle Ireland Telecommunications (former LanMed group). The change in the amount shown for 2016 compared to the previous year, is essentially due to the conversion into euros of accounts denominated in US dollars.

The item “Other intangible assets with finite useful” includes accounting write-off operated by TIM S.p.A. and the Brazil Business Unit of gross values of fully depreciated assets.

NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned increased by 1,288 million euros compared to December 31, 2015. The breakdown and movements are as follows:

	As of December 31, 2014	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2015
	(millions of euros)
Land	131	25				(3)	18	171
Buildings (civil and industrial)	320	126	(38)		(1)	(5)	42	444
Plant and equipment	10,912	2,342	(2,018)	(3)	(130)	(579)	385	10,909
Manufacturing and distribution equipment	40	16	(15)	(1)			1	41
Other	440	101	(159)		(4)	(39)	39	378
Construction in progress and advance payments	701	578			(3)	(46)	(514)	716

Total	12,544	3,188	(2,230)	(4)	(138)	(672)	(29)	12,659

	As of December 31, 2015	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2016
	(millions of euros)
Land	171	21		(2)		2	11	203
Buildings (civil and industrial)	444	87	(48)		(1)	4	23	509
Plant and equipment	10,909	2,113	(2,170)		(17)	457	417	11,709
Manufacturing and distribution equipment	41	11	(15)				1	38
Other	378	93	(157)		(5)	28	54	391
Construction in progress and advance payments	716	824		(1)	(1)	54	(495)	1,097

Total	12,659	3,149	(2,390)	(3)	(24)	545	11	13,947

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Land comprises both built-up land and available land and is not subject to depreciation. The balance at December 31, 2016 mainly related to TIM S.p.A. (118 million euros) and TIM Real Estate S.r.l. (55 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use, and light constructions. The figure at the end of 2016 was mainly attributable to TIM S.p.A. (238 million euros) and TIM Real Estate s.r.l. (219 million euros).

With respect to the Real Estate Project initiated at the end of 2014, during 2016, two more properties, including the related land, previously leased under financial leases, were purchased for a total of 114 million euros. The purchase resulted in the inclusion of 77 million euros under the item “Buildings (civil and industrial)” and of 13 million euros under the item “Land”. In addition, the column “Other changes” includes 25 million euros for the reclassification of the remaining value of these properties and the related improvements made from the assets held under finance leases.

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

Plant and equipment includes the aggregate of all the structures used for the operation of voice and data telephone traffic. The figure, at December 31, 2016, was mainly attributable to TIM S.p.A. (8,779 million euros) and to companies of the Brazil Business Unit (2,335 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the running and maintenance of plant and equipment; the amount was essentially in line with the end of the prior year and primarily related to TIM S.p.A.

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2016 were essentially in line with the previous year and included 350 million euros of internally generated assets (344 million euros in 2015). Further details are provided in the Note “Internally generated assets”.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of operating results. In 2016, TIM S.p.A. revised the useful life of the fixed-network NGAN equipment and LTE and UMTS mobile transmission equipment, from 9 to 6 years and from 8 to 6 years, respectively). This revision, which was due to the rapid evolution for the NGAN equipment and the progressive replacement of the UMTS technology with LTE technology, resulted in the following:

•	for 2016, higher depreciation of 76 million euros;

•	for 2017, higher depreciation of 73 million euros; and

•	for 2018, higher depreciation of 61 million euros.

Depreciation for the years 2016 and 2015 is calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	2%-4%
Plant and equipment	3%-50%
Manufacturing and distribution equipment	20%
Other	10%-50%

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2016 and 2015 can be summarized as follows:

	As of December 31, 2015
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	173	(2)		171
Buildings (civil and industrial)	1,583	(1)	(1,138)	444
Plant and equipment	66,208	(67)	(55,232)	10,909
Manufacturing and distribution equipment	300	(1)	(258)	41
Other	3,751	(2)	(3,371)	378
Construction in progress and advance payments	717	(1)		716

Total	72,732	(74)	(59,999)	12,659

	As of December 31, 2016
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	207	(4)		203
Buildings (civil and industrial)	1,705	(1)	(1,195)	509
Plant and equipment	69,372	(67)	(57,596)	11,709
Manufacturing and distribution equipment	304	(1)	(265)	38
Other	4,010	(2)	(3,617)	391
Construction in progress and advance payments	1,098	(1)		1,097

Total	76,696	(76)	(62,673)	13,947

The impairment losses on “Plant and equipment”, mainly relating to years prior to 2004, are attributable to the TI Sparkle Ireland Telecommunications (former LanMed group).

With respect to the gross carrying amounts of tangible assets, in 2016 TIM S.p.A. carried out disposals for a gross carrying amount of 606 million euros mainly in relation to fully depreciated assets. Disposals mainly involved plant and equipment for around 537 million euros.

Assets held under finance leases

Assets held under finance lease increased by 205 million euros compared to December 31, 2015. The breakdown and movements are as follows:

	As of December 31, 2014	Addition	Change in finance lease contracts	Depreciation	Exchange Differences	Other changes	As of December 31, 2015
	(millions of euros)
Land			16				16
Buildings (civil and industrial)	813	39	1,162	(105)		(29)	1,880
Plant and equipment			337	(9)	(43)	(1)	284
Other	2	1	8	(3)		(1)	7
Construction in progress and advance payments	28	10				(17)	21

Total	843	50	1,523	(117)	(43)	(48)	2,208

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2015	Addition	Change in finance lease contracts	Depreciation	Exchange differences	Other changes	As of December 31, 2016
	(millions of euros)
Land	16						16
Buildings (civil and industrial)	1,880	23	70	(125)		(13)	1,835
Plant and equipment	284		28	(17)	69	1	365
Other	7		134	(16)			125
Construction in progress and advance payments	21	63				(12)	72

Total	2,208	86	232	(158)	69	(24)	2,413

The additions consisted of the acquisition of IRU transmission capacity, due to the full financial settlement at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long-term rent contracts and related building adaptations, almost exclusively attributable to TIM S.p.A. With respect to the Real Estate Project, during 2016:

•	two properties that are considered strategically important based on the technological evolution of the network and new ICT services were purchased. The column “Other changes” includes a total of 25 million euros for the reclassification of the remaining value of these properties and the related improvements made. Five other properties were purchased by the Company or acquired under finance leases with a purchase clause in 2015;

•	the renegotiation and/or finalization of new contracts was completed for approximately 350 real estate leases (approximately 750 in 2015). Prior to these renegotiations, in accordance with IAS 17 (Leasing), part of these contracts had been classified as operating leases with the consequent recognition of the rent under leasing costs in the income statement. The renegotiation and/or finalization of new contracts resulted in the change of classification from operating leases to financial leases and, with respect to the properties whose contracts were already classified as finance leases, in the “re-measurement” of the value of the property and the related payable. This resulted in an overall impact on the statement of financial position at December 31, 2016 of 70 million euros in terms of higher tangible assets (Land and Buildings) and related payables for financial leases.

The item Plant and equipment includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of a finance lease. The sale of the fourth and fifth tranches, which took place during 2016, resulted in leasebacks amounting to 93 million reais (approximately 24 million euros at the average exchange rate of 2016). The Tim Brasil group also took out financial leases on newly-built towers for around 4 million euros, in accordance with the contractual arrangements with American Tower do Brasil.

The item Other includes the effects of the new operating leases for around 11,200 motor vehicles, which resulted in their recognition as finance leases. In the same way as described above, this reclassification also resulted in an overall impact on the statement of financial position at December 31, 2016 of 126 million euros in terms of higher fixed assets and related payables for financial leases.

The item Construction in progress and advance payments includes the additions resulting from the recent acquisition of IRU transmission capacity for 40 million euros by TIM S.p.A. Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2016 and 2015 can be summarized as follows:

	As of December 31, 2015
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	16			16
Buildings (civil and industrial)	3,275	(27)	(1,368)	1,880
Plant and equipment	293		(9)	284
Other	29		(22)	7
Construction in progress and advance payments	21			21

Total	3,634	(27)	(1,399)	2,208

	As of December 31, 2016
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	16			16
Buildings (civil and industrial)	3,330	(27)	(1,468)	1,835
Plant and equipment	394		(29)	365
Other	164		(39)	125
Construction in progress and advance payments	72			72

Total	3,976	(27)	(1,536)	2,413

At December 31, 2016 and 2015, finance lease payments due in future years and their present value are as follows:

	As of December 31,
	2016		2015
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of euros)
Within 1 year	298	230	270	217
From 2 to 5 years	1,088	707	1,033	680
Beyond 5 years	3,123	1,539	3,032	1,422

Total	4,509	2,476	4,335	2,319

	As of December 31,
	2016	2015
	(millions of euros)
Future net minimum lease payments	4,509	4,335
Interest portion	(2,033)	(2,016)

Present value of lease payments	2,476	2,319

Financial lease liabilities	2,636	2,424
Financial receivables for lease contracts	(160)	(105)

Total net finance lease liabilities	2,476	2,319

At December 31, 2016, the inflation adjustment to finance lease payments was 16 million euros (28 million euros at December 31, 2015) and related to TIM S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 8—INVESTMENTS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates and joint ventures that have been accounted for using the equity method include:

	As of December 31,
	2016	2015
	(millions of euros)
Tiglio I	8	8
NordCom	5	4
W.A.Y.	3	3
Others	2	3

Total Associates	18	18

Alfiere		23

Total Joint Ventures	—	23

Total Investments accounted for using the equity method	18	41

The changes in this item are broken down as follows:

	As of December 31, 2014	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2015
	(millions of euros)
Tiglio I S.r.l	8					8
NordCom	4					4
W.A.Y.		3				3
Others	24		(22)	1		3

Total Associates	36	3	(22)	1	—	18

Alfiere S.p.A.	—	23				23

Total Joint Ventures	—	23	—	—	—	23

Total Investments accounted for using the equity method	36	26	(22)	1	—	41

	As of December 31, 2015	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2016
	(millions of euros)
Tiglio I	8					8
NordCom	4			1		5
W.A.Y.	3					3
Others	3			(1)		2

Total Associates	18	—	—	—	—	18

Alfiere	23			(23)		—

Total Joint Ventures	23	—	—	(23)	—	—

Total Investments accounted for using the equity method	41	—	—	(23)	—	18

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The item “Joint ventures” refers to the investment held by TIM S.p.A. in Alfiere S.p.A., (or “Alfiere”), which as of December 31, 2016 was fully written down. The company owns several buildings in the EUR area in Rome.

The Alfiere financial statements as of December 31, 2016 are not yet available; concerning the main aggregated data prepared under IFRS and relating to TIM Group pertaining share of the latest approved Alfiere financial statements, please refer to the 2015 Consolidated Financial Statements of the TIM Group.

The list of investments that have been accounted for using the equity method is presented in the Note “List of companies of the TIM Group”.

Investments in associates that have been accounted for using the equity method of the TIM Group are not material either individually or in the aggregate.

INVESTMENTS IN STRUCTURED ENTITIES

TIM Group does not hold investments in structured entities.

OTHER INVESTMENTS

Other investments refer to the following:

	As of December 31, 2014	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2015
	(millions of euros)
Assicurazioni Generali	3					3
Fin.Priv.	15			4		19
Sia	11		(11)			—
Northgate Telecom Innovations Partners L.P.		9				9
Others	14					14

Total	43	9	(11)	4	—	45

	As of December 31, 2015	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2016
	(millions of euros)
Assicurazioni Generali	3			(1)		2
Fin.Priv.	19			(2)		17
Northgate Telecom Innovations Partners L.P.	9	5				14
Others	14		(1)			13

Total	45	5	(1)	(3)	—	46

In accordance with IAS 39, other investments represent available-for-sale financial assets.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 9—FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

		As of December 31,
		2016	2015
		(millions of euros)
Non-current financial assets
Securities, financial receivables and other non-current financial assets:
Securities other than investments		1	3
Financial receivables for lease contracts		101	70
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,497	2,755
Receivables from employees		48	39
Non-hedging derivatives		39	115
Other financial receivables		12	7

Total non-current financial assets	(A)	2,698	2,989

Current financial assets
Securities other than investments
Held for trading		140	491
Held to maturity
Available for sale		1,379	997

		1,519	1,488
Financial receivables and other current financial assets:
Liquid assets with banks, financial institutions and post offices (with a maturity greater than 3 months)		100
Receivables from employees		15	14
Financial receivables for lease contracts		59	35
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		185	152
Non-hedging derivatives		28	150
Other short-term financial receivables		2	1

		389	352
Cash and cash equivalents		3,964	3,559

Total current financial assets	(B)	5,872	5,399

Financial assets relating to Discontinued operations/Non-current assets held for sale	(C)	—	227

Total non-current and current financial assets	(A+B+C)	8,570	8,615

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which TIM is the guarantor;

•	the portion of rental contracts, with the rendering of accessory services;

•	finance leases contracts on rights of use and equipment.

The item “Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature” refers mainly to the mark-to-market component of the hedging derivatives, whereas “Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature” mainly consists of accrued income on derivative contracts.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The item “Non-hedging derivatives” mainly consists to the mark-to-market component of the non-hedging derivatives of the Brazil Business Unit.

Further details are provided in the Note “Derivatives”.

Securities other than investments included in current assets relate to:

•	listed securities (1,379 million euros), classified as available-for-sale due beyond three months. They consist of 258 million euros of Italian treasury bonds purchased by TIM S.p.A., 548 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A. and 573 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by TIM group since August 2012, in replacement of the previous policies in force; and

•	securities (140 million euros), classified as held-for-trading. They consist of an investment by the Brazil Business Unit in a monetary fund that invests almost entirely in instruments denominated in US dollars.

Cash and cash equivalents increased by 405 million euros compared to December 31, 2015 and were broken down as follows:

	As of December 31,
	2016	2015
	(millions of euros)
Liquid assets with banks, financial institutions and post offices	2,491	2,048
Checks, cash and other receivables and deposits for cash flexibility	1	1
Securities other than investments (due within 3 months)	1,472	1,510

Total	3,964	3,559

The different technical forms of investing available cash at December 31, 2016 can be summarized as follows:

•	maturities: all deposits have a maximum maturity date of three months;

•	counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with regard to Europe, and with leading local counterparts with regard to investments in South America; and

•	country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 1,471 million euros (1,414 million euros at December 31, 2015) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with primary local banking and financial institutions.

NOTE 10—MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased by 418 million euros compared to December 31, 2015. They included:

	As of December 31,
	2016		2015
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	763	399	565	276
Medium/long-term prepaid expenses	1,459		1,239

Total	2,222	399	1,804	276

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Miscellaneous receivables and other non-current assets amounted to 2,222 million euros (1,804 million euros at December 31, 2015) and included Income tax receivables of 113 million euros (96 million euros at December 31, 2015).

Please note that, as mentioned in Note “Form, content and other general information”, the 2015 amount of “Medium/long-term prepaid expenses” was reclassified for an amount of 26 million euros from “Trade and miscellaneous prepaid expenses” under the item “Trade and miscellaneous receivables and other current assets”.

Miscellaneous receivables mainly relate to the Brazil Business Unit (696 million euros at December 31, 2016 and 499 million euros at December 31, 2015) including receivables for court deposits of 382 million euros at December 31, 2016 (348 million euros at December 31, 2015).

Medium/long-term prepaid expenses totaled 1,459 million euros (1,239 million euros at December 31, 2015) and mainly related to the deferral of costs in connection with the activation of telephone contracts, essentially attributable to the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 11—INCOME TAXES (CURRENT AND DEFERRED)

Income tax receivables

Non-current and current income tax receivables at December 31, 2016 amounted to 207 million euros (259 million euros at December 31, 2015).

Specifically, they consisted of:

•	non-current income tax receivables of 113 million euros (96 million euros at December 31, 2015);

•	current income tax receivables of 94 million euros (163 million euros at December 31, 2015) mainly relating to receivables of the Brazil Business Unit companies (85 million euros) and the Domestic Business Unit (8 million euros).

Deferred tax assets and deferred tax liabilities

The net balance of 584 million euros at December 31, 2016 (530 million euros at December 31, 2015) was broken down as follows:

	As of December 31,
	2016	2015
	(millions of euros)
Deferred tax assets	877	853
Deferred tax liabilities	(293)	(323)

Total	584	530

As of December 31, 2016, deferred tax assets were mainly related to the Domestic Business Unit (812 million euros, 817 million euros at December 31, 2015).

As of December 31, 2016, deferred tax liabilities mainly consisted of 208 million euros for Telecom Italia Capital (228 million euros at December 31, 2015) and 32 million euros for the Brazil Business Unit (28 million euros at December 31, 2015).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Since the presentation of deferred tax assets and liabilities in the financial statements takes into account the offsets by legal entity when applicable, the composition of the gross amounts before offsets is presented below:

	As of December 31,
	2016	2015
	(millions of euros)
Deferred tax assets	1,294	1,300
Deferred tax liabilities	(710)	(770)

Total	584	530

The temporary differences which made up this line item at December 31, 2016 and 2015, as well as the movements during 2016 were as follows:

	As of December 31, 2015	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	As of December 31, 2016
	(millions of euros)
Deferred tax assets:
Tax loss carryforwards	91	(35)		16	72
Derivatives	536	5	94	(44)	591
Provision for bad debts	164	(16)		6	154
Provisions	328	(64)		10	274
Taxed depreciation and amortization	91	10			101
Other deferred tax assets	90	2	7	3	102

Total	1,300	(98)	101	(9)	1,294

Deferred tax liabilities:
Derivatives	(521)	76		34	(411)
Business combinations—for step-up of net assets in excess of tax basis	(107)	(12)		(23)	(142)
Deferred gains	(16)	12			(4)
Accelerated depreciation	(34)	6			(28)
Other deferred tax liabilities	(92)	(18)		(15)	(125)

Total	(770)	64	—	(4)	(710)

Total net deferred tax assets (liabilities)	530	(34)	101	(13)	584

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2016 were as follows:

	Within 1 year	Beyond 1 year	Total at December 31, 2016
	(millions of euros)
Deferred tax assets	344	950	1,294
Deferred tax liabilities	(56)	(654)	(710)

Total net deferred tax assets (liabilities)	288	296	584

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2016, the TIM Group had unused tax loss carryforwards of 2,608 million euros mainly relating to the Brazil Business Unit and the company Telecom Italia Finance with the following expiration dates:

Year of expiration	(millions of euros)
2017	—
2018	—
2019	—
2020	—
2021	—
Expiration after 2021	28
Without expiration	2,580

Total unused tax loss carryforwards	2,608

Tax loss carryforwards considered in the calculation of deferred tax assets amounted to 193 million euros at December 31, 2016 (273 million euros at December 31, 2015) and mainly related to the Brazil Business Unit. Deferred tax assets are recognized when it is considered probable that taxable income will be available in the future against which the tax losses can be utilized.

On the other hand, deferred tax assets of 733 million euros (703 million euros at December 31, 2015) have not been recognized on 2,415 million euros of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2016, deferred tax liabilities have not been recognized on approximately 1.3 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because the TIM Group is in a position to control the timing of the distribution of those reserves and it is probable that those accumulated earnings will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized, if these reserves are distributed, are in any case not significant.

Income tax payables

Income tax payables amounted to 703 million euros (159 million euros at December 31, 2015). They were broken down as follows:

	At December 31,
	2016	2015
	(millions of euros)
Income tax payables:
Non-current	66	49
Current	637	110

Total	703	159

Specifically, the non-current portion, amounting to 66 million euros, related entirely to the Brazil Business Unit, while the current portion, amounting to 637 million euros, related primarily to the Domestic Business Unit (555 million euros) and the Brazil Business Unit (81 million euros).

Income tax expense

This item amounted to 928 million euros and includes the Income tax expense from Discontinued operations/Non-current assets held for sale. It increased by 205 million euros relative to 2015 (723 million euros) mainly due to the higher tax base of the Parent TIM.

The allocation of deferred tax assets and liabilities reflects a reduction to 24% of the IRES tax rate effective in 2017, introduced by the 2016 Stability Law (Law no. 208/15) in Article 1, subsection 61.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Details are as follows:

		2016	2015	2014
		(millions of euros)
Current taxes for the year		900	424	804
Net difference in prior years estimates		(54)	(6)	(68)

Total current taxes		846	418	736
Deferred taxes		34	(15)	194

Total taxes on continuing operations	(A)	880	403	930
Total taxes on Discontinued operations/Non-current assets held for sale	(B)	48	320	290

Total income tax expense for the year	(A+B)	928	723	1,220

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (27.5%), and the effective tax expense for the years ended December 31, 2016, 2015 and 2014 is the following:

			2016	2015	2014
			(millions of euros)
Profit (loss) before tax from continuing operations			2,799	453	2,347
Theoretical income tax from continuing operations			770	125	645
Income tax effect on increases (decreases) in variations:
Tax losses of the year not considered recoverable			17	10	11
Tax losses from prior years not recoverable (recoverable) in future years			(1)	(16)	(2)
Non-deductible costs			35	25	69
Non-deductible goodwill impairment charge				66
Effect of change in IRES tax rate			25	31
Prior years’ IRES			(38)	(20)	(34)
Brazil: different rate compared to theoretical rate in force in Italy			11	51	46
Brazil: incentive on investments in the north-east of the country			(31)	(25)	(44)
Other net differences			(61)	44	1

Effective income tax recognized in income statement from continuing operations, excluding IRAP tax			727	291	692
IRAP tax			153	112	236

Total effective income tax recognized in income statement from continuing operations	(A	)	880	403	928

Effective income tax recognized in income statement from Discontinued operations/Non-current assets held for sale	(B	)	48	320	290

Total effective income tax recognized in income statements	(A+B	)	928	723	1,218

For the analysis of the tax burden related to the Profit (loss) before tax from continuing operations, the impact of IRAP tax has not been taken into consideration in order to avoid any distorting effect, since that tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

NOTE 12—INVENTORIES

Inventories increased by 16 million euros compared to December 31, 2015 and consisted of the following:

	As of December 31,
	2016	2015
	(millions of euros)
Raw materials and supplies	1	2
Work in progress and semi-finished products	3	4
Finished goods	266	248

Total	270	254

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Inventories mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories, as well as office products, specialized printers and gaming terminals.

Inventories mainly consisted of 226 million euros for the Domestic Business Unit (210 million euros at December 31, 2015) and 42 million euros for the Brazil Business Unit (33 million euros at December 31, 2015).

Inventories are net of a provision for loss of 27 million euros (41 million euros at December 31, 2015) and their reduction is due to the uses made by Olivetti as a result of the disposal of the Banking operations whose termination had already been confirmed in the previous year.

NOTE 13—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased by 340 million euros compared to December 31, 2015 and were broken down as follows:

	As of December 31,
	2016		2015
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Amounts due on construction contracts	33		42

Trade receivables:
Receivables from customers	3,110	3,110	2,893	2,893
Receivables from other telecommunications operators	815	815	767	767

	3,925	3,925	3,660	3,660

Miscellaneous receivables and other current assets:
Other receivables	784	166	816	157
Trade and miscellaneous prepaid expenses	684		568

	1,468	166	1,384	157

Total	5,426	4,091	5,086	3,817

Please note that, as referenced in Note “Form, content and other general information”, the 2015 amount of “Trade and miscellaneous prepaid expenses” was reclassified for an amount of 26 million euros in “Medium/long-term prepaid expenses” under the item “Miscellaneous receivables and other non-current assets”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The aging of financial instruments included in “Trade and miscellaneous receivables and other current assets” at December 31, 2016 and December 31, 2015 was as follows:

				Overdue:
	As of December 31, 2016	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	4,091	3,109	982	373	162	186	261

Consolidated Financial Statements	Notes To Consolidated Financial Statements

				Overdue:
	As of December 31, 2015	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	3,817	2,841	976	334	137	175	330

The change in current receivables relative to December 31, 2015 (+268 million euros) is mainly related to TIM S.p.A. and to Brazil Business Unit. The increase of 159 million euros related to TIM S.p.A. is mainly due to the enhancement of the commercial offer with installment payments for retail consumers. The increase for the Brazil Business Unit (+185 million euros) included the impact of a positive exchange rate adjustment of approximately 122 million euros.

Overdue receivables were essentially unchanged relative to December 31, 2015. Specifically, the Brazil Business Unit reported a decrease of 6 million euros, but this included a positive exchange rate difference of approximately 43 million euros, without which a reduction of around 49 million euros would have resulted. The amount of overdue receivables increased for Telecom Italia Sparkle S.p.A. and Olivetti S.p.A., both within the first two brackets (i.e., 0-180 days). Specifically, Telecom Italia Sparkle S.p.A. registered a growth in traffic volumes with national operators in 2016, which was partially offset by a simultaneous growth of payables, as well as the postponement of some important collections made only in the first weeks of the following year.

The significant reduction in the “More than 365 days” bracket (-69 million euros) was mainly attributable to TIM S.p.A., and was due to the reduction in receivables positions with Other Telecommunications Operators.

Trade receivables amounted to 3,925 million euros (3,660 million euros at December 31, 2015) and were net of the provision for bad debts of 648 million euros (614 million euros at December 31, 2015). They included 82 million euros (107 million euros at December 31, 2015) of medium/long-term receivables from customers, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU). Trade receivables mainly related to TIM S.p.A. (2,587 million euros) and the Brazil Business Unit (858 million euros).

Movements in the provision for bad debts were as follows:

	2016	2015
	(millions of euros)
At January 1	614	685
Provision charges to the income statement	233	234
Utilization and decreases	(220)	(277)
Exchange differences and other changes	21	(28)

At December 31	648	614

The amount of the provision consisted of:

•	279 million euros (274 million euros at December 31, 2015) of specific write-downs made by identifying the individual credit positions that carry particular elements of risk;

•	369 million euros (340 million euros at December 31, 2015) of write-downs calculated using estimated average rates for uncollectable charges for the relevant customer segment.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Other receivables amounted to 784 million euros (816 million euros at December 31, 2015) and were net of a provision for bad debts of 72 million euros (93 million euros at December 31, 2015). Details are as follows:

	As of December 31,
	2016	2015
	(millions of euros)
Advances to suppliers	41	24
Receivables from employees	26	24
Tax receivables	228	300
Receivables for grants from the government and public entities	242	233
Sundry receivables	247	235

Total	784	816

Tax receivables included 200 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 27 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Receivables for grants from the government and public entities (242 million euros) mainly relate to Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized to the separate income statement when the related plants become ready for use upon satisfaction of specific requirements for each band.

Sundry receivables mainly included:

•	receivables from factoring companies, totaling 63 million euros, of which 22 million euros from Mediocredito Italiano (an Intesa Sanpaolo group company) and 41 million euros from other factoring companies;

•	receivables from social security and assistance agencies for TIM S.p.A. of 30 million euros;

•	miscellaneous receivables due to TIM S.p.A. from other licensed TLC operators (45 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rent and maintenance payments, as well as the deferral of costs related to contracts for the activation of telecommunications services. In particular, trade prepaid expenses mainly referring to the Parent (427 million euros for the deferral of costs attributable to the activation of new contracts with customers, 32 million euros for building leases, 75 million euros for rent and maintenance payments, and 27 million euros for insurance premiums).

NOTE 14—DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, the TIM Group completed the sale of the remaining interest in Sofora -Telecom Argentina following approval by the Enacom, the Argentinian communications regulatory authority.

The total amount from the transaction was over 960 million USD, including:

•	550.6 million USD received on March 8, 2016 for the investment in Sofora-Telecom Argentina. The impact on the statement of cash flows (item “Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of”) was 492 million euros;

•	50 million USD, also received on March 8, 2016, from other shareholders of Sofora-Telecom Argentina, with respect to ancillary agreements to the transaction;

•	329.5 million USD received previously in connection with sales of investments and other associated assets to Fintech, completed between December 2013 and October 2014; and

•	30 million USD generated by making technical support services available to Telecom Argentina group companies.

— • —

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Below is a summary of the income statement impacts from the Sofora—Telecom Argentina group and its sale. The figures for 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for 2015 have been translated at the annual average exchange rate (10.2689 pesos per euro).

		1.1-3.8 2016	Year ended December 31,
			2015	2014
		(millions of euros)
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues		504	3,943	3,097
Other income		1	4	4
Operating expenses		(372)	(2,892)	(2,296)
Gains (losses) on disposals of non-current assets		—	2	1
Goodwill and other non-current assets net impairment losses		—	(22)	(2)

Operating profit (loss)		133	1,035	804
Finance income (expenses)		(42)	(94)	30

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		91	941	834
Income tax expense		(32)	(320)	(290)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A)	59	621	544
Other minor income statement effects:
Other income/(expenses) connected to sales in previous years				(1)
Other minor entries			(10)	(2)

	(B)		(10)	(3)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(C=A+B)	59	611	541

Income statement effects on the selling entities:
Net gains on disposal		307
Transfer to the separate consolidated dated income statement of the Reserve for exchange differences on translating foreign operations		(304)
Income tax expense relating to the disposal		(15)

	(D)	(12)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(C+D)	47	611	541

Attributable to:
Owners of the Parent		(3)	89	98
Non-controlling interests		50	522	443

The earnings per share from Discontinued operations/Non-current assets held for sale, for 2016, 2015 and 2014 are shown in the table below:

	1.1-3.8 2016	Year ended December 31,
		2015	2014
	(Euros)
Basic and Diluted Earnings Per Share (EPS) from Discontinued operations/Non-current assets held for sale (*)
Ordinary Share	0.00	0.03	0.03
Savings Share	0.00	0.03	0.03

(*)	Basic EPS is equal to Diluted EPS.

— • —

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

	1.1-3.8 2016	Year ended December 31,
		2015	2014
	(millions of euros)
Discontinued operations/Non-current assets held for sale:
Cash flows from (used in) operating activities	130	810	467
Cash flows from (used in) investing activities	(117)	(1,058)	(872)
Cash flows from (used in) financing activities	(58)	229	(94)

Total	(45)	(19)	(499)

NOTE 15—EQUITY

Equity consists of:

	As of December 31,
	2016	2015
	(millions of euros)
Equity attributable to owners of the Parent	21,207	17,554
Non-controlling interests	2,346	3,695

Total	23,553	21,249

The composition of the “Equity attributable to owners of the Parent” is the following:

	As of December 31,
	2016	2015
	(millions of euros)
Share capital	11,587	10,650
Additional paid-in capital	2,094	1,731
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year(*)	7,526	5,173

Total	21,207	17,554

(*) of which:

Reserve for available-for-sale financial assets	39	32
Reserve for hedging instruments	(551)	(249)
Reserve for exchange differences on translating foreign operations	(366)	(1,413)
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(113)	(87)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	—	—
Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	8,517	6,890

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Movements in Share Capital in 2016, amounting to 11,587 million euros, net of treasury shares of 90 million euros, are shown in the tables below:

Reconciliation between the number of outstanding shares at December 31, 2013 and December 31, 2014

	Shares as of December 31, 2013	Shares issued for plans destined for employees	Shares as of December 31, 2014	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,417,043,525	53,911,926	13,470,955,451	69.09%
Less: Treasury Shares (b)	(162,216,387)		(162,216,387)

Ordinary Shares Outstanding (c)	13,254,827,138	53,911,926	13,308,739,064

Savings Shares Issued and Outstanding (d)	6,026,120,661		6,026,120,661	30.91%

Total TIM S.p.A shares issued (a+d)	19,443,164,186	53,911,926	19,497,076,112	100.00%

Total TIM S.p.A. shares outstanding (c+d)	19,280,947,799	53,911,926	19,334,859,725

Reconciliation between the number of outstanding shares at December 31, 2014 and December 31, 2015

	Shares as of December 31, 2014	Shares issued for plans destined for employees	Shares as of December 31, 2015	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,470,955,451	28,956,320	13,499,911,771	69.13%
Less: Treasury Shares (b)	(162,216,387)	(1,538,001)	(163,754,388)

Ordinary Shares Outstanding (c)	13,308,739,064	27,418,319	13,336,157,383

Savings Shares Issued and Outstanding (d)	6,026,120,661	1,671,038	6,027,791,699	30.87%

Total TIM S.p.A. shares issued (a+d)	19,497,076,112	30,627,358	19,527,703,470	100.00%

Total TIM S.p.A. shares outstanding (c+d)	19,334,859,725	29,089,357	19,363,949,082

Reconciliation between the number of outstanding shares at December 31, 2015 and December 31, 2016

	Shares as of December 31, 2015	Shares issued for the full convertion of the Mandatory Convertible Bond due 2016	Shares as of December 31, 2016	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,499,911,771	1,703,210,812	15,203,122,583	71.61%
Less: Treasury Shares (b)	(163,754,388)		(163,754,388)

Ordinary Shares Outstanding (c)	13,336,157,383	1,703,210,812	15,039,368,195

Savings Shares Issued and Outstanding (d)	6,027,791,699		6,027,791,699	28.39%

Total TIM S.p.A. shares issued (a+d)	19,527,703,470	1,703,210,812	21,230,914,282	100.00%

Total TIM S.p.A. shares outstanding (c+d)	19,363,949,082	1,703,210,812	21,067,159,894

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2013 and December 31, 2014

	Share capital as of December 31, 2013	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2014
	(millions of euros)
Ordinary Shares issued (a)	7,379	30	7,409
Less: Treasury Shares (b)	(89)		(89)

Ordinary Shares Outstanding (c)	7,290	30	7,320

Savings Shares Issued and Outstanding (d)	3,314		3,314

Total TIM S.p.A. share capital issued (a+d)	10,693	30	10,723

Total TIM S.p.A. share capital outstanding (c+d)	10,604	30	10,634

Reconciliation between the value of the outstanding shares as of December 31, 2014 and December 31, 2015

	Share capital as of December 31, 2014	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2015
	(millions of euros)
Ordinary Shares issued (a)	7,409	16	7,425
Less: Treasury Shares (b)	(89)	(1)	(90)

Ordinary Shares Outstanding (c)	7,320	15	7,335

Savings Shares Issued and Outstanding (d)	3,314	1	3,315

Total TIM S.p.A. share capital issued (a+d)	10,723	17	10,740

Total TIM S.p.A. share capital outstanding (c+d)	10,634	16	10,650

Reconciliation between the value of the outstanding shares as of December 31, 2015 and December 31, 2016

	Share capital as of December 31, 2015	Change in share capital as a result of the full convertion of the Mandatory Convertible Bond due 2016	Share capital as of December 31, 2016
	(millions of euros)
Ordinary Shares issued (a)	7,425	937	8,362
Less: Treasury Shares (b)	(90)		(90)

Ordinary Shares Outstanding (c )	7,335	937	8,272

Savings Shares Issued and Outstanding (d)	3,315		3,315

Total TIM S.p.A. share capital issued (a+d)	10,740	937	11,677

Total TIM S.p.A. share capital outstanding (c+d)	10,650	937	11,587

Share capital increased by 937 million euros as a result of the full conversion into new TIM ordinary shares of the “€1,300,000,000 6.125 per cent. Guaranteed Subordinated Mandatory Convertible Bonds due 2016”, issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.. The issue of a total of 1,703,210,812 new shares took place on:

•	September 22, 2016 for 360,100 new shares following the voluntary conversion of 3 bonds; and

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	November 15, 2016 for 1,702,850,712 new shares following the mandatory conversion of 12,997 bonds still outstanding upon maturity of the bond.

The total value of the ordinary treasury shares at December 31, 2016, amounting to 510 million euros, was recorded as follows:

•	the part relating to accounting par value (90 million euros) was recognized as a deduction from share capital issued; and

•	the remaining part was recognized as a deduction from Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year.

SHARE CAPITAL INFORMATION

The TIM S.p.A. ordinary and savings shares are listed respectively in Italy (FTSE index) and on the NYSE in the form of American Depositary Shares, each ADS corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

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

RIGHTS OF SAVINGS SHARES

The rights of the TIM S.p.A. savings shares are indicated below:

•	the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount equal to up to 5% of the 0.55 euros per share;

•	after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•	if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•	in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those separate financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of TIM S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•	in the event of cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may request that TIM S.p.A. convert such shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

The Additional paid-in capital, amounting to 2,094 million euros, increased by 363 million euros compared to December 31, 2015, as a result of the above-mentioned conversion into new TIM ordinary shares of the “€1,300,000,000 6.125 per cent. Guaranteed Subordinated Mandatory Convertible Bonds due 2016”.

Other reserves and retained earnings (accumulated losses), including profit (loss) for the year comprised:

•	The Reserve for available-for-sale financial assets had a positive balance of 39 million euros at December 31, 2016, representing an increase of 7 million euros compared to December 31, 2015. The increase was attributable to the unrealized gains on the securities portfolio of Telecom Italia Finance (5 million euros), the positive fair value adjustment of other available-for-sale financial assets held by the Parent TIM (5 million euros), and the unrealized losses on the investments in Assicurazioni Generali and Fin.Priv. of the Parent TIM (3 million euros). This reserve is expressed net of deferred tax liabilities of 13 million euros (at December 31, 2015, it was expressed net of deferred tax liabilities of 11 million euros).

•	The Reserve for cash flow hedges, had a negative balance of 551 million euros at December 31, 2016, (negative 249 million euros at December 31, 2015). This reserve is expressed net of deferred tax assets of 167 million euros (at December 31, 2015, it was expressed net of deferred tax assets of 77 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

•	The Reserve for exchange differences on translating foreign operations showed a negative balance of 366 million euros at December 31, 2016. This mainly related to exchange rate differences in euros on the conversion of the financial statements of the companies in the Brazil Business Unit (negative by 414 million euros). At December 31, 2015 this reserve had a negative balance of 1,413 million euros, mainly related to exchange differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit (negative by 1,181 million euros) and in the Sofora—Telecom Argentina group sold in 2016 (negative by 266 million euros).

•	The Reserve for remeasurements of employee defined benefit plans, had a negative balance of 113 million euros, representing a 26 million euro decrease relative to December 31, 2015. This reserve is expressed net of deferred tax assets of 27 million euros (at December 31, 2015, it was expressed net of deferred tax assets of 20 million euros). In particular, this reserve includes the recognition of changes in actuarial gains (losses).

•	The Share of other profits (losses) of associates and joint ventures accounted for using the equity method, was nil at December 31, 2016, and at December 31, 2015.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year amounted to 8,517 million euros, and increased by 1,627 million euros, as detailed below:

	Year ended December 31,
	2016	2015
	(millions of euros)
Profit (loss) for the year attributable to Owners of the Parent	1,808	(70)
Dividends approved—TIM S.p.A.	(166)	(166)
INWIT—effect of sale of the non-controlling interest		279
Merger of Telecom Italia Media S.p.A. in TIM S.p.A.		(39)
Convertible Bond issue maturing 2022—Equity component		186
Grant of equity instruments	1	1
Other changes	(16)	10

Change for the year in Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	1,627	201

Equity attributable to Non-controlling interests amounted to 2,346 million euros, mainly relating to the companies of the Brazil Business Unit (1,705 million euros) and Inwit S.p.A. (593 million euros) decreased by 1,349 million euros compared to December 31, 2015, as detailed below:

	Year ended December 31,
	2016	2015
	(millions of euros)
Profit (loss) for the year attributable to Non-controlling interests	158	731
Group Company dividends paid to non-controlling shareholders	(38)	(125)
Changes in the Reserve for exchange differences on translating foreign operations	109	(1,039)
INWIT—effect of sale of the non-controlling interest		560
Merger of Telecom Italia Media S.p.A. in TIM S.p.A.		17
Disposal of the Sofora—Telecom Argentina group	(1,582)
Other changes	4	35

Change for the year in Equity attributable to Non-Controlling interests	(1,349)	179

The Reserve for exchange rate differences on translating foreign operations attributable to non-controlling interests, showed a negative balance of 235 million euros at December 31, 2016 and related to exchange rate differences in euros on the conversion of the financial statements of the companies in the Brazil Business Unit. At December 31, 2015 this reserve had a negative balance of 2,294 million euros, related to exchange rate differences in euros on the translation of the financial statements of the companies in the Brazil Business Unit (negative by 557 million euros) and in the Sofora-Telecom Argentina group sold in 2016 (negative by 1,737 million euros).

Future Potential changes in share capital

“Future potential changes in share capital” are presented in the Note “Earnings per share”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 16—FINANCIAL LIABILITIES (NON—CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

		As of December 31,
		2016	2015
		(millions of euros)
Financial payables (medium/long-term):
Bonds		18,537	18,081
Convertible Bonds		1,832	1,802
Amounts due to banks		5,461	5,778
Other financial payables		306	991

		26,136	26,652
Finance lease liabilities (medium/long-term)		2,444	2,271
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,876	1,595
Non-hedging derivatives		13
Other liabilities

		1,889	1,595

Total Non-current financial liabilities	(A)	30,469	30,518

Financial payables (short-term):
Bonds		2,589	2,318
Convertible Bonds		6	1,363
Amounts due to banks		1,072	1,482
Other financial payables		117	233

		3,784	5,396
Finance lease liabilities (short-term)		192	153
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		69	84
Non-hedging derivatives		11	591
Other liabilities

		80	675

Total Current financial liabilities	(B)	4,056	6,224

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C)		348

Total Financial liabilities (Gross financial debt)	(A+B+C)	34,525	37,090

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2016		As of December 31, 2015
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,504	7,119	8,463	7,774
GBP	2,017	2,356	2,041	2,781
BRL	7,128	2,075	6,442	1,515
JPY	20,032	162	20,036	153
EURO		22,813		24,519

Total excluding Discontinued Operations		34,525		36,742
Discontinued Operations				348

Total		34,525		37,090

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

	As of December 31,
	2016	2015
	(millions of euros)
Up to 2.5%	5,041	7,165
From 2.5% to 5%	9,368	6,536
From 5% to 7.5%	12,629	14,719
From 7.5% to 10%	3,918	4,542
Over 10%	673	483
Accruals/deferrals, MTM and derivatives	2,896	3,297

Total excluding Discontinued Operations	34,525	36,742
Discontinued Operations		348

Total	34,525	37,090

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

	As of December 31,
	2016	2015
	(millions of euros)
Up to 2.5%	9,410	9,835
From 2.5% to 5%	7,775	6,760
From 5% to 7.5%	10,586	12,617
From 7.5% to 10%	1,430	2,371
Over 10%	2,428	1,862
Accruals/deferrals, MTM and derivatives	2,896	3,297

Total excluding Discontinued Operations	34,525	36,742
Discontinued Operations		348

Total	34,525	37,090

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of Financial liabilities—at nominal repayment amount:

	Maturing by December 31, of the year
	2017	2018	2019	2020	2021	After 2021	Total
	(millions of euros)
Bonds	2,049	1,817	2,546	1,267	563	14,175	22,417
Loans and other financial liabilities	567	1,355	1,918	750	702	225	5,517
Finance lease liabilities	141	124	110	109	108	1,984	2,576

Total	2,757	3,296	4,574	2,126	1,373	16,384	30,510
Current financial liabilities	596						596

Total	3,353	3,296	4,574	2,126	1,373	16,384	31,106

The main components of financial liabilities are commented below.

Bonds were broken down as follows:

	As of December 31,
	2016	2015
	(millions of euros)
Non-current portion	18,537	18,081
Current portion	2,589	2,318

Total carrying amount	21,126	20,399
Fair value adjustment and measurement at amortized cost	(709)	(752)

Total nominal repayment amount	20,417	19,647

The Convertible bonds included the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A convertible into newly-issued ordinary shares maturing in 2022.

This item was broken down as follows:

	As of December 31,
	2016	2015
	(millions of euros)
Non-current portion	1,832	1,802
Current portion	6	1,363

Total carrying amount	1,838	3,165
Fair value adjustment and measurement at amortized cost	162	135

Total nominal repayment amount	2,000	3,300

The “€1,300,000,000 6.125% Guaranteed Subordinated Mandatory Convertible Bonds due 2016” issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A, was converted on November 15, 2016, based on the relevant conversion ratio determined at 131,018.75372 according to the terms and conditions of the loan, into 1,702,850,712 new ordinary TIM shares, representing approximately 11.2% of the ordinary share capital of the Company, and approximately 8% when considering the savings shares.

On September 22, 2016, a total of 360,100 TIM ordinary shares had been issued following a voluntary conversion notice for the nominal amount of 300,000 euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The nominal repayment amount of the bonds and convertible bonds totals 22,417 million euros, 530 million euros less as compared to December 31, 2015 (22,947 million euros), as a result of the new issues and repayments in 2016.

The following table lists the bonds issued by companies of the TIM Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2016 (%)	Market value as of December 31, 2016 (millions of euros)
Bonds issued by TIM S.p.A.
Euro	544.6	544.6	7.000%	10/20/2011	01/20/2017	(a)100.185	100.719	548
Euro	628.2	628.2	4.500%	09/20/2012	09/20/2017	99.693	103.521	650
GBP	750	876.0	7.375%	05/26/2009	12/15/2017	99.608	105.366	923
Euro	592.9	592.9	4.750%	05/25/2011	05/25/2018	99.889	106.472	631
Euro	581.9	581.9	6.125%	06/15/2012	12/14/2018	99.737	111.581	649
Euro	832.4	832.4	5.375%	01/29/2004	01/29/2019	99.070	110.636	921
GBP	850	992.8	6.375%	06/24/2004	06/24/2019	98.850	109.492	1,087
Euro	719.4	719.4	4.000%	12/21/2012	01/21/2020	99.184	109.264	786
Euro	547.5	547.5	4.875%	09/25/2013	09/25/2020	98.966	113.086	619
Euro	563.6	563.6	4.500%	01/23/2014	01/25/2021	99.447	112.347	633
Euro	(b)200.8	200.8	6 Month Euribor (base 365)	01/01/2002	01/01/2022	100	100	201
Euro	883.9	883.9	5.250%	02/10/2010	02/10/2022	99.295	116.242	1,027
Euro	(c)2,000	2,000	1.125%	03/26/2015	03/26/2022	100.000	97.535	1,951
Euro	1,000	1,000	3.250%	01/16/2015	01/16/2023	99.446	105.744	1,057
GBP	375	438	5.875%	05/19/2006	05/19/2023	99.622	111.401	488
Euro	750	750	3.625%	01/20/2016	01/19/2024	99.632	106.882	802
USD	1,500	1,423.0	5.303%	05/30/2014	05/30/2024	100	98.250	1,398
Euro	1,000	1,000	3.000%	09/30/2016	09/30/2025	99.806	100.874	1,009
Euro	1,000	1,000	3.625%	05/25/2016	05/25/2026	100	102.774	1,028
Euro	670	670	5.250%	03/17/2005	03/17/2055	99.667	100.624	674

Sub-Total		16,245.0						17,082

Bonds issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.
Euro	1,015	1,015	7.750%	01/24/2003	01/24/2033	(a)109.646	128.264	1,302

Sub-Total		1,015.0						1,302

Bonds issued by Telecom Italia Capital S.A. and guaranteed by TIM S.p.A.
USD	(d)676.6	641.9	6.999%	06/04/2008	06/04/2018	100	106.792	686
USD	(d)759.7	720.6	7.175%	06/18/2009	06/18/2019	100	110.682	798
USD	1,000	948.7	6.375%	10/29/2003	11/15/2033	99.558	95.937	910
USD	1,000	948.7	6.000%	10/06/2004	09/30/2034	99.081	92.902	881
USD	1,000	948.7	7.200%	07/18/2006	07/18/2036	99.440	98.906	938
USD	1,000	948.7	7.721%	06/04/2008	06/04/2038	100	103.500	982

Sub-Total		5,157.3						5,195

Total		22,417.3						23,579

(a)	Weighted average issue price for bonds issued with more than one tranche.

(b)	Reserved for employees.

(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.

(d)	Net of the securities bought back by TIM S.p.A. on July 20, 2015.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following tables list the changes in bonds during 2016:

New issues	Currency	Amount (millions of original currency)	Issue date
Telecom Italia S.p.A. 750 million euros 3.6250% maturing 01/19/2024	Euro	750	01/20/2016
Telecom Italia S.p.A. 1,000 million euros 3.6250% maturing 05/25/2026	Euro	1,000	05/25/2016
Telecom Italia S.p.A. 1,000 million euros 3.000% maturing 09/30/2025	Euro	1,000	09/30/2016

Repayments	Currency	Amount (millions of original currency)	Repayment date
Telecom Italia S.p.A. 5.125% 663 million euros(1)	Euro	663	01/25/2016
Telecom Italia S.p.A. 8.250% 708 million euros(2)	Euro	708	03/21/2016
Telecom Italia S.p.A. EURIBOR 3M + 0.79% 400 million euros	Euro	400	06/07/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.

(2)	Net of buybacks by the Company of 142 million euros during 2014.

Buybacks

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (GBP)	Repurchased nominal amount (GBP)	Buyback price	Buyback date
Telecom Italia S.p.A.—400 million GBP, maturing May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	06/29/2016

Medium/long-term amounts due to banks totaling 5,461 million euros (5,778 million euros at December 31, 2015) decreased by 317 million euros. Short-term amounts due to banks totaled 1,072 million euros, decreasing 410 million euros (1,482 million euros at December 31, 2015) and included 577 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amounting to 306 million euros (991 million euros at December 31, 2015) decreased by 685 million euros (following the repayment of the debt security in favor of the Fintech group amounting to 600.6 million USD for the completion of the sale of ownership interests held by the TIM Group in Sofora—Telecom Argentina). They included:

•	100 million euros of loans from Cassa Depositi e Prestiti taken out by TIM S.p.A. expiring April 2019; and

•	158 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029.

Short-term other financial payables amounted to 117 million euros (233 million euros at December 31, 2015), and decreased by 116 million euros and included 14 million euros of the current portion of the medium/long-term other financial payables.

Medium/long-term finance lease liabilities totaled 2,444 million euros (2,271 million euros at December 31, 2015) and mainly related to property leases accounted for using the financial method established by IAS 17.

Short-term finance lease liabilities amounted to 192 million euros (153 million euros at December 31, 2015).

Hedging derivatives, relating to items classified as non-current liabilities of a financial nature, amounted to 1,876 million euros (1,595 million euros at December 31, 2015). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 69 million euros (84 million euros at December 31, 2015).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Non-hedging derivatives, relating to items classified as non-current financial liabilities, amounted to 13 million euros (nil at December 31, 2015) while Non-hedging derivatives relating to items classified as current financial liabilities totaled 11 million euros (591 million euros at December 31, 2015 of which 565 million euros relating to the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A.—“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”). In addition, these also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“Covenants” and “Negative pledges” existing at December 31, 2016

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force an early redemption of the bonds in connectio with events other than the insolvency of the TIM Group. Furthermore, repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

Because these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms of the bonds are in line with market practice for similar transactions effected in such markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With respect to the loans taken out by TIM S.p.A. (“TIM”) from the European Investment Bank (“EIB”), at December 31, 2016, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros only need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euro loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies, other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – will be lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, the following covenants apply :

•	“Inclusion clause”, covering a total of 1.650 billion euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right, if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity, to request the provision of further guarantees or the modification of the loan contract in order to include an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network, or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a sustantial part of it has previously been transferred, TIM must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

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

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences—including the establishment of guarantees, or the early repayment of the amount paid and the cancellation of the commitment in the absence of agreements to the contrary—are specifically provided for in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the TIM Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of December 31, 2016, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2016:

	As of December 31,
	2016		2015
	Agreed	Drawn down	Agreed	Drawn down
	(billions of euros)
Revolving Credit Facility—expiring May 2019	4.00		4.00
Revolving Credit Facility—expiring March 2020	3.00		3.00

Total	7.00	—	7.00	—

TIM has two syndicated Revolving Credit Facilities of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020, respectively, both of which are not yet drawn down.

The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

TIM also has access to:

•	a bilateral term loan from Banca Regionale Europea expiring July 2019, for 200 million euros, drawn down for the full amount;

•	a bilateral term loans from Cassa Depositi e Prestiti expiring in April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral term loans from Mediobanca, respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, both drawn down for the full amount;

•	a bilateral term loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount; and

•	a Hot Money loan from Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

TIM rating at December 31, 2016

At December 31, 2016, the three rating agencies—Standard & Poor’s, Moody’s and Fitch Ratings—rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

NOTE 17—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the TIM Group

The TIM Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group; and

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the work of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved; and

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the TIM Group are described below.

Identification of risks and analyses

The TIM Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the TIM Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Given the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been set, on the basis of the nominal amount, between 65%—75% for the fixed-rate component and 25%—35% for the variable-rate component.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In managing market risk, the Group has adopted Guidelines on “Financial risk management and control” and mainly uses the following financial derivatives:

•	Interest Rate Swaps (IRS), to modify the profile of the original exposure to interest rate risks on loans and bonds, both fixed or variable;

•	Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards, to convert loans and bonds issued in currencies other than euro—principally in U.S. dollars and British pounds—to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with banking and financial counterparts with at least a “BBB-” rating from Standard & Poor’s or equivalent rating. The exposure to various market risks can be measured through sensitivity analysis, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2016;

•	the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•	in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;

•	the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis;

•	the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk—Sensitivity analysis

At December 31, 2016 (and also at December 31, 2015), the exchange risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. Accordingly, a sensitivity analysis was not performed on the exchange risk.

Interest rate risk—Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rates affect the fair value measurement of the Group’s derivatives. In particular:

•	with respect to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in line with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	if, at December 31, 2016 the interest rates in the various markets in which the TIM Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the income tax effect, would have been recognized in the income statement of 50 million euros (60 million euros at December 31, 2015).

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

Total financial liabilities (at the nominal repayment amount)

	As of December 31, 2016			As of December 31, 2015
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Bonds	17,978	4,439	22,417	18,836	4,111	22,947
Loans and other financial liabilities	3,588	4,505	8,093	3,576	5,370	8,946

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	21,566	8,944	30,510	22,412	9,481	31,893
Total current financial liabilities(*)	221	375	596	121	784	905

Total excluding Discontinued Operations	21,787	9,319	31,106	22,533	10,265	32,798
Discontinued Operations				340		340

Total	21,787	9,319	31,106	22,873	10,265	33,138

(*)	At December 31, 2016, variable-rate current liabilities include 83 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (99 million euros at December 31, 2015).

Total financial assets (at the nominal investment amount)

	As of December 31, 2016			As of December 31, 2015
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Cash and cash equivalents		2,592	2,592		2,049	2,049
Securities	1,390	1,586	2,976	1,006	1,653	2,659
Other receivables	1,531	167	1,698	1,333	538	1,871

Total excluding Discontinued Operations	2,921	4,345	7,266	2,339	4,240	6,579
Discontinued Operations				164	63	227

Total	2,921	4,345	7,266	2,503	4,303	6,806

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

Total financial liabilities

	As of December 31, 2016		As of December 31, 2015
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	22,141	5.44	22,626	5.71
Loans and other financial liabilities	9,487	3.88	10,819	3.34

Total (*)	31,628	4.97	33,445	4.94

(*)	Does not include Liabilities directly associated with Discontinued operations/non-current assets held for sale of a financial nature.

Total financial assets

	As of December 31, 2016		As of December 31, 2015
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Cash and cash equivalents	2,592	0.05	2,049	0.19
Securities	2,976	7.17	2,659	7.25
Other receivables	230	5.23	163	5.16

Total (*)	5,798	3.91	4,871	4.21

(*)	Does not include Discontinued operations/Non-current assets held for sale of a financial nature.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Exposure to credit risk for the TIM Group consists of possible losses that could arise from the failure of either commercial or financial counterparts to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.

The TIM Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using customer scoring and analysis systems. For specific categories of trade receivables, the Group also makes use of factoring, mainly on a “non-recourse” basis.

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

For the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources;

•	bond portfolio management: the investment of a certain level of medium term liquidity, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits of the European companies are made with leading banking and financial institutions rated no lower than “investment grade” and investments by the companies in South America are made with leading local counterparties. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments have been carried out in compliance with the Group Guidelines on “Financial risk management and control”.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparties. Consequently, there are no significant positions with any one single counterparty.

Liquidity risk

The Group aims to achieve an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Aproximately 11% of gross financial debt, as of December 31, 2016 (nominal repayment amount) will become due in the next 12 months.

Current financial assets at December 31, 2016, together with unused committed bank lines, ensure complete coverage of the Group’s financial liabilities that will become due over the next 24 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2016. The portions of principal and interest of the hedged liabilities include both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities—Maturities of contractually expected disbursements

		Maturing by December 31, of the year
		2017	2018	2019	2020	2021	After 2021	Total
		(millions of euros)
Bonds	Principal	2,049	1,817	2,546	1,267	563	14,175	22,417
	Interest	1,188	1,024	892	750	695	6,585	11,134

Loans and other financial liabilities	Principal	567	1,355	1,918	750	702	225	5,517
	Interest	149	82	2	(54)	(70)	(1,088)	(979)

Finance lease liabilities	Principal	141	124	110	109	108	1,984	2,576
	Interest	152	146	140	133	126	1,269	1,966

Non-current financial liabilities(*)	Principal	2,757	3,296	4,574	2,126	1,373	16,384	30,510
	Interest	1,489	1,252	1,034	829	751	6,766	12,121

Current financial liabilities	Principal	596						596
	Interest	6						6

Total financial liabilities	Principal	3,353	3,296	4,574	2,126	1,373	16,384	31,106
	Interest	1,495	1,252	1,034	829	751	6,766	12,127

(*)	These include hedging and non-hedging derivatives.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Derivatives on financial liabilities—Contractually expected interest flows

	Maturing by December 31, of the year
	2017	2018	2019	2020	2021	After 2021	Total
	(millions of euros)
Disbursements	504	445	356	299	298	2,900	4,802
Receipts	(703)	(597)	(525)	(427)	(427)	(4,182)	(6,861)

Hedging derivatives—net (receipts) disbursements	(199)	(152)	(169)	(128)	(129)	(1,282)	(2,059)

Disbursements	107	195	179	70	15	14	580
Receipts	(89)	(173)	(165)	(86)	(12)	(12)	(537)

Non-hedging derivatives—net (receipts) disbursements	18	22	14	(16)	3	2	43

Total net (receipts) disbursements	(181)	(130)	(155)	(144)	(126)	(1,280)	(2,016)

Market value of derivatives

In order to determine the fair value of derivatives, the TIM Group uses various valuation models.

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

NOTE 18—DERIVATIVES

Derivative financial instruments are used by the TIM Group to hedge its exposure to foreign exchange rate risk and the change in commodity prices and the management of interest rate risk and also to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2016 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), and currency forwards to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.

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

The following table shows the derivative financial instruments of the TIM Group at December 31, 2016 and at December 31, 2015, by type (for cross currency and interest rate swaps the notional amount refers to the synthetic coverage):

Type	Hedged Risk	Notional amount at 12/31/2016	Notional amount at 12/31/2015	Spot(*) Mark-to-Market (Clean Price) at 12/31/2016	Spot(*) Mark-to-Market (Clean Price) at 12/31/2015
		(millions of euros)
Interest rate swaps	Interest rate risk	3,334	2,889	42	35
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	851	851	46	215

Total Fair Value Hedge Derivatives(**)		4,185	3,740	88	250

Interest rate swaps	Interest rate risk		800		(8)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	7,952	8,521	551	889
Forward and FX Options	Currency exchange rate risk		455

Total Cash Flow Hedge Derivatives(**)		7,952	9,776	551	881

Total Non-Hedge Accounting Derivatives(***)		484	2,319	51	(316)

Total TIM Group Derivatives		12,621	15,835	690	815

(*)	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

(**)	On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.

(***)	Unlike in 2015, the 2016 data, unlike the one of 2015, is not affected by the optional component of the Mandatory Convertible Bond which expired in November 2016.

The hedging of cash flows by “Cash Flow Hedges derivatives” was considered highly effective and at December 31, 2016 led to:

•	recognition in equity of unrealized losses of 392 million euros; and

•	reversal from equity to the income statement of net income from exchange rate adjustments of 19 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
GBP	850	Jan 2017	June 2019	6.375%	Annually
GBP	375	Jan 2017	May 2023	5.875%	Annually
USD	186	Jan 2017	Oct 2029	5.45%	Semiannually
USD	1,000	Jan 2017	Nov 2033	6.375%	Semiannually
USD	1,000	Jan 2017	July 2036	7.20%	Semiannually
USD	677	Jan 2017	June 2018	6.999%	Semiannually
USD	1,000	Jan 2017	June 2038	7.721%	Semiannually
GBP	750	Jan 2017	Dec 2017	3.72755%	Annually
USD	760	Jan 2017	June 2019	7.175%	Semiannually
USD	1,000	Jan 2017	Sept 2034	6%	Semiannually
USD	1,500	Jan 2017	May 2024	5.303%	Semiannually
USD	186	Jan 2017	Oct 2029	0.75%	Semiannually
USD	186	Jan 2017	Oct 2017	1.00%	Semiannually

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

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2016 was positive by 2 million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment—CVA/DVA).

NOTE 19—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Measurement at fair value

For the purposes of the comparative information between the carrying amounts and fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of the TIM Group consists of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Financial liabilities (non-current and current)”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: the present value of future cash flows, using market interest rates at December 31, 2016, has been assumed;

•	for some types of loans granted by government institutions for social development purposes, for which fair value cannot be reliably calculated, the carrying amount has been used.

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

The following tables set out, for assets and liabilities at December 31, 2016 and December 31, 2015 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses. It does not include Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale.

Key for IAS 39 categories
Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale Financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at December 31, 2016

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
			(millions of euros)
Assets
Loans and receivables	LaR		8,631	8,629	2						8,631
Non-current assets
Receivables from employees		9	48	48
Other financial receivables		9	12	12
Miscellaneous receivables		10	399	397	2
Current assets
Receivables from employees		9	15	15
Other short-term financial receivables		9	102	102
Cash and cash equivalents		9	3,964	3,964
Trade receivables		13	3,925	3,925
Other receivables		13	166	166
Available-for-sale financial assets	AfS		1,426		27	1,399					1,426
Non-current assets
Other investments		8	46		27	19		2	17
Securities other than investments		9	1			1		1
Current assets
Securities other than investments		9	1,379			1,379		1,379
Financial assets at fair value through profit or loss held for trading	FAHfT		207				207				207
Non-current assets
Non-hedging derivatives		9	39				39		39
Current assets
Non-hedging derivatives		9	28				28		28
Securities other than investments: held for trading			140				140	140
Hedging derivatives	HD		2,682			2,578	104				2,682
Non-current assets
Hedging derivatives		9	2,497			2,454	43		2,497
Current assets
Hedging derivatives		9	185			124	61		185
Financial receivables for lease contracts	n.a.		160							160	160
Non-current assets		9	101							101
Current assets		9	59							59

Total			13,106	8,629	29	3,977	311	1,522	2,766	160	13,106

Consolidated Financial Statements	Notes To Consolidated Financial Statements

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
			(millions of euros)
Liabilities
Financial liabilities at amortized cost	FLAC/HD		35,259	35,259							35,517
Non-current liabilities
Financial payables		16	26,136	26,136
Current liabilities
Financial payables		16	3,784	3,784
Trade and miscellaneous payables and other current liabilities		23	5,339	5,339
Financial liabilities at fair value through profit or loss held for trading	FLHfT		24				24				24
Non-current liabilities
Non-hedging derivatives			13				13		13
Current liabilities
Non-hedging derivatives			11				11		11
Hedging derivatives	HD		1,945			1,943	2				1,945
Non-current liabilities
Hedging derivatives		16	1,876			1,874	2		1,876
Current liabilities
Hedging derivatives		16	69			69			69
Finance lease liabilities	n.a.		2,636							2,636	3,921
Non-current liabilities		16	2,444							2,444
Current liabilities		16	192							192

Total			39,864	35,259	—	1,943	26	—	1,969	2,636	41,407

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at December 31, 2015

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
	(millions of euros)
Assets
Loans and receivables	LaR		7,713	7,710	3						7,713
Non-current assets
Receivables from employees		9	39	39
Other financial receivables		9	7	7
Miscellaneous receivables		10	276	273	3
Current Assets
Receivables from employees		9	14	14
Other short-term financial receivables		9	1	1
Cash and cash equivalents		9	3,559	3,559
Trade receivables		13	3,660	3,660
Other receivables		13	157	157
Available-for-sale financial assets	AfS		1,045		23	1,022					1,045
Non-current assets
Other investments		8	45		23	22		3	19
Securities other than investments		9	3			3		3
Current Assets
Securities other than investments		9	997			997		997
Financial assets at fair value through profit or loss held for trading	FAHfT		756				756				756
Non-current assets
Non-hedging derivatives		9	115				115		115
Current Assets
Non-hedging derivatives			150				150		150
Held for trading			491				491	491
Hedging derivatives	HD	9	2,907			2,642	265				2,907
Non-current assets
Hedging derivatives		9	2,755			2,504	251		2,755
Current Assets
Hedging derivatives		9	152			138	14		152
Financial receivables for lease contracts	n.a.		105							105	105
Non-current assets		9	70							70
Current Assets		9	35							35

Total			12,526	7,710	26	3,664	1,021	1,494	3,191	105	12,526

Consolidated Financial Statements	Notes To Consolidated Financial Statements

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2015	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2015
	(millions of euros)
Liabilities
Financial liabilities at amortized cost	FLAC/HD		37,015	37,015							39,519
Non-current liabilities
Financial payables		16	26,652	26,652
Current liabilities
Financial payables		16	5,396	5,396
Trade and miscellaneous payables and other current liabilities		23	4,967	4,967
Financial liabilities at fair value through profit or loss held for trading	FLHfT		591				591				591
Non-current liabilities
Non-hedging derivatives
Current liabilities
Non-hedging derivatives		16	591				591		591
Hedging derivatives	HD		1,679			1,677	2				1,679
Non-current liabilities
Hedging derivatives		16	1,595			1,593	2		1,595
Current liabilities
Hedging derivatives		16	84			84			84
Finance lease liabilities	n.a.		2,424							2,424	3,622
Non-current liabilities		16	2,271							2,271
Current liabilities		16	153							153

Total			41,709	37,015	—	1,677	593	—	2,270	2,424	45,411

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category—Year 2016

	IAS 39 categories	Net gains/ (losses), 2016(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(258)	139
Available-for-sale financial assets	AfS	12
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	456
Financial liabilities at amortized cost	FLAC	(1,454)	1,481

Total		(1,244)	1,620

(1)	Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category—Year 2015

	IAS 39 categories	Net gains/ (losses), 2015(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(207)	202
Available-for-sale financial assets	AfS	36
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	(305)
Financial liabilities at amortized cost	FLAC	(2,013)	(1,636)

Total		(2,489)	(1,434)

(1)	Of which, 4 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

NOTE 20—EMPLOYEE BENEFITS

Employee benefits declined by 69 million euros compared to December 31, 2015 and are summarized as follows:

		As of December 31, 2014	Increases/ Present value	Decreases	Exchange differences and other changes	As of December 31, 2015
		(millions of euros)
Provision for employee severance indemnities	(A)	1,031	6	(22)	3	1,018

Provision for pension plans		25		(2)		23
Provision for termination benefit incentives		5	416	(8)		413

Total other provisions for employee benefits	(B)	30	416	(10)	—	436

Total	(A+B)	1,061	422	(32)	3	1,454

Of which:
Non-current portion		1,056				1,420
Current portion(*)		5				34

(*)	The current portion refers only to Other provisions for employee benefits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		As of December 31, 2015	Increases/ Present value	Decreases	Exchange differences and other changes	As of December 31, 2016
		(millions of euros)
Provision for employee severance indemnities	(A)	1,018	49	(59)	1	1,009

Provision for pension plans and other		23	7	(2)		28
Provision for termination benefit incentives		413	101	(160)	(6)	348

Total other provisions for employee benefits	(B)	436	108	(162)	(6)	376

Total	(A+B)	1,454	157	(221)	(5)	1,385

Of which:
Non-current portion		1,420				1,355
Current portion(*)		34				30

(*)	The current portion refers only to Other provisions for employee benefits.

The Provision for employee severance indemnities only refers to Italian companies and decreased overall by 9 million euros. The reduction of 59 million euros under “Decreases” relates to indemnities paid during the period to employees who terminated employment or for advances. The increase of 49 million euros in the column “Increases/Present value” consists of the following:

	Year ended December 31,
	2016	2015	2014
	(millions of euros)
Current service cost(*)
Finance expenses	16	22	32
Net actuarial losses (gains) for the year	33	(16)	209

Total	49	6	241

Effective return on plan assets	there are no assets servicing the plan

(*)	Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the accruals of companies with less than 50 employees, amounting to 0.3 million euros in 2016 (essentially unchanged compared to 2015 and 2014).

The net actuarial losses recognized at December 31, 2016, totaling 33 million euros (a net actuarial gain of 16 million euros in 2015, and a net actuarial loss of 209 in 2014), are essentially the result of the change in the discount rate of 1.31% applied, from the 2.03% of December 31, 2015 and from the 1.89% in 2014. To take account of the expected future progressive increase in the inflation rate, which is currently particularly low, the rate has been differentiated over the individual years for the actuarial calculation, as detailed further below.

According to Italian law, the amount of provision for employee severance indemnities to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable compensation of each employee. This liability is adjusted annually based on the official cost-of-living index and legally-set interest. The liability is not associated with any vesting condition or period or any funding obligation; accordingly, there are no assets servicing the provision. The liability is recognized net of the partial prepayments of the fund and the payments of the amounts obtained by employees for the reasons permitted by the applicable regulations.

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

However, for all companies, the revaluations of the amounts in the provision for employee severance indemnities existing at the election date, and also the amounts accrued and not assigned to supplementary pension plans for companies with less than 50 employees, are retained in the provision for employee severance indemnities. In accordance with IAS 19, the provision has been recognized as a “defined benefit Plan”.

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” as follows:

•	the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority, as well as the estimated increase in the compensation level at the measurement date—only for employees of companies with less than 50 employees during the year 2006;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro-rate”.

The following assumptions have been made:

Financial assumptions	Executives	Non executives
Inflation rate
2017	1.10% per annum	1.10% per annum
2018	1.30% per annum	1.30% per annum
2019 onwards	1.50% per annum	1.50% per annum
Discount rate	1.31% per annum	1.31% per annum
Employee severance indemnities annual increase rate
2017	2.325% per annum	2.325% per annum
2018	2.475% per annum	2.475% per annum
2019 onwards	2.625% per annum	2.625% per annum
Increase in compensation
• equal to or less than 40 years of age	1.0% per annum	1.0% per annum
• over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum

• over 55 years of age	0.0% per annum	0.0% per annum

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Demographic assumptions	Executives	Non executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”

Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex

Probability of resignation:
• up to 40 years of age	6.50%	1.00%
• from 41 to 50 years of age	2.0%	0.50%
• from 51 to 59 years of age	2.0%	0.50%
• from 60 to 64 years of age	20.00%	6.50%
• over 65 years of age	none	none

Probability of retirement:	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Law 214 of December 22, 2011

Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5% per annum	1.5% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2016 of 1,009 million euros (1,018 million euros at the end of 2015).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumptions that were reasonably possible at that date, stated in amounts.

The weighted average duration of the obligation is 12.3 years.

Changes in assumptions	Amounts (millions of euros)
Turnover rate:
+0.25 p.p	(9)
- 0.25 p.p	10

Annual inflation rate:
+0.25 p.p	22
- 0.25 p.p	(22)

Annual discount rate:
+0.25 p.p	(29)
- 0.25 p.p	30

The Provision for pension plans amounted to 28 million euros at December 31, 2016 (23 million euros at December 31, 2015) and mainly represented pension plans in place at foreign companies that are part of the Group.

Provision for termination benefit incentives decreased by 65 million euros, and includes the impact of various agreements signed in 2015 and 2016 by TIM S.p.A. and TI Information Technology (now merged in TIM S.p.A.) with trade unions, as part of a process between the parties that is aimed at managing surplus personnel, and due to the streamlining processes affecting all the companies operating in the TLC sector. The provision includes commitments by Telecom Italia Sparkle S.p.A. totaling 10 million euros, Olivetti S.p.A., totaling 3 million euros and HR Services totaling 2 million euros.

For further details please see Note “Employee benefits expenses”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 21—PROVISIONS

Provisions decreased by 13 million euros compared to December 31, 2015 and are summarized as follows:

	As of December 31, 2015	Increase	Used through income statement	Used directly	Exchange differences and other changes	As of December 31, 2016
	(millions of euros)
Provision for taxation and tax risks	119	3	(11)	(4)	12	119
Provision for restoration costs	332	9		(10)	(5)	326
Provision for legal disputes	472	127	(1)	(156)	15	457
Provision for commercial risks	15	34		(3)		46
Provision for risks and charges on investments and corporate-related transactions	40		(11)	(1)		28
Other provisions	19	1	(1)	(10)	(1)	8

Total	997	174	(24)	(184)	21	984

Of which:
Non-current portion	551					830
Current portion	446					154

The non-current portion of provisions for risks and charges relates, among other things, to the provision for restoration costs. In accordance with accounting standards, the total amount of the provision is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on estimated inflation rates for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

The provision for taxation and tax risks was essentially unchanged compared to December 31, 2015.

The provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets—in particular: batteries, wooden poles and equipment—and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (320 million euros) and to the Brazil Business Unit (6 million euros).

The provision for legal disputes included the provision for litigation with employees, social security entities, regulatory authorities and other counterparties.

The figure at December 31, 2016, included 380 million euros essentially for the Domestic Business Unit and 77 million euros for the Brazil Business Unit. The uses consisted of 84 million euros for the Brazil Business Unit and 70 million euros for the Domestic Business Unit and mainly resulted from settlement agreements reached.

The provision for commercial risks increased by 31 million euros and was essentially attributable to the companies of the Domestic Business Unit (44 million euros).

The provision for risks and charges on investments and corporate-related transactions decreased by 12 million euros compared to 2015 essentially as a result of releases to the income statement.

Other provisions declined by 11 million euros compared to the end of 2015 essentially due to the uses made by the companies of the Domestic Business Unit.

Further details are provided in the Note “Contingent liabilities, other information, commitments and guarantees”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 22—MISCELLANEOUS PAYABLES AND OTHER NON—CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities increased by 178 million euros compared to December 31, 2015 and are summarized as follows:

	As of December 31,
	2016	2015
	(millions of euros)
Payables to social security agencies	116	23
Capital grants	371	270
Deferred income	1,033	1,069
Income tax payables (*)	66	49
Other	21	18

Total	1,607	1,429

(*)	Analyzed in the Note “Income tax expense”.

Please note that, as mentioned in Note 1 “Form, content and other general information”, the 319 million euro figure under “Deferred income” for 2015 was reclassified from the item “Trade and miscellaneous payables and other current liabilities”.

Payables to social security agencies related to the residual amount due to the INPS for estimated employee benefit obligations owed under Law 58/1992, as well as—from 2015—the amount due to the INPS for the application of the 2015 arrangements relating to Article 4 paragraphs 1-7ter, of Italian Law 92 of June 28, 2012, the “Fornero” law (see the Note “Employee benefits expenses” for more details). Details are as follows:

	As of December 31,
	2016	2015
	(millions of euros)
Non-current payables:
Due from 2 to 5 years after the end of the reporting period	107	13
Due beyond 5 years after the end of the reporting period	9	10

	116	23
Current payables	69	8

Total	185	31

The item capital grants represents the component yet to be released to the income statement based on the remaining useful life (estimated at approximately 18 years) of the assets that the grants refer to. The 101 million euros increase at December 31, 2016, is mainly related to the construction of infrastructure for the Ultra-Broadband-UBB and Broadband-BB projects.

Deferred income includes 268 million euros (286 million euros at December 31, 2015) for the deferral of revenues from the activation of the telephone service of TIM S.p.A.. This item also includes the non-current portion (around 273 million euros) of the deferred gain on the sale and lease back of the telecommunication towers of the Brazil Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 23—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities increased by 83 million euros compared to December 31, 2015 and were broken down as follows:

		As of December 31,
		2016		2015
			Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
		(millions of euros)
Payables on construction work	(A)	25		29

Trade payables:
Payables to suppliers		4,532	4,532	4,000	4,000
Payables to other telecommunication operators		323	323	409	409

	(B)	4,855	4,855	4,409	4,409

Tax payables	(C)	292		265

Miscellaneous payables and other current liabilities:
Payables for employee compensation		319		317
Payables to social security agencies		215		172
Trade and miscellaneous deferred income		488		471
Advances received		53		41
Customer-related items		847	199	920	209
Payables for “TLC operating fee”		15		24
Dividends approved, but not yet paid to shareholders		33	33	53	53
Other current liabilities		320	252	382	296
Employee benefits (except for Employee severance indemnities) for the current portion expected to be settled within 1 year		30		34
Provisions for risks and charges for the current portion expected to be settled within 1 year		154		446

	(D)	2,474	484	2,860	558

Total	(A+B+C+D)	7,646	5,339	7,563	4,967

Please note that, as referenced in Note 1 “Form, content and other general information”, the 319 million euro figure under “Trade and miscellaneous deferred income” for 2015 was reclassified to the item “Miscellaneous payables and other non-current liabilities”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables amounting to 4,855 million euros (4,409 million euros at December 31, 2015) mainly refer to TIM S.p.A. (3,098 million euros) and to companies belonging to the Brazil Business Unit (1,354 million euros).

Tax payables refer in particular to TIM S.p.A. and relate to the withholding tax payables to the tax authorities as withholding agent (76 million euros), the payable for the government concession tax (26 million euros) and the VAT payable (16 million euros). They also included other tax payables of the Brazil Business Unit of 153 million euros.

NOTE 24—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM Group companies are involved as of December 31, 2016, as well as those that came to an end during the year.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The TIM Group has posted liabilities totaling 386 million euros for those disputes described below where the risk of an adverse result has been considered probable.

a) Significant disputes and pending legal actions

Telecom Italia Sparkle—Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The Rome Public Prosecutor’s Office has challenged the judgment of the Court of Rome of October 2013, which fully acquitted three former Telecom Italia Sparkle managers of charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions (“carousel fraud”), also in relation to the position of the Telecom Italia Sparkle employees. Judgement is currently pending in the Court of Appeal in Rome. Telecom Italia Sparkle is still being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and transnational money laundering. Following the outcome of the 2013 trial, the Company fully released the provisions for risk in the profit and loss account during 2014 and obtained from the Judicial Authority the release and return of all the sums issued to guarantee any obligations arising from the application of Legislative Decree 231/2001. A sum of 1,549,000 euros, which corresponds to the maximum fine applicable for the administrative offence, remains under seizure.

With respect to fiscal risks arising in connection with this matter, in February 2014, the Revenue Agency (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The fines, calculated to 25% of the “crime related costs” unduly deducted, total 280 million euros. The Company filed an appeal to the Provincial Tax Commission in April 2014. The Commission rejected the appeal in May 2016. The company has presented an appeal to the Regional Tax Commission in October asking for the suspension of the decision of the Provincial Tax Commission, prior submission of a bank guarantee. In December the Regional Tax Commission, granted the suspension and set the hearing date on next April 2017. The Company, based on the favorable outcome of the associated criminal proceedings, believes the risk in this instance is low, and thus no provisions have been made in the financial statements.

International tax and regulatory disputes

On March 22, 2011, Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais as of the date of the notification, including fines and interest, resulting from a tax investigation covering fiscal years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel). These companies have been progressively incorporated into Tim Celular with the aim of streamlining the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarized as follows:

•	non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the tax-deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”).

The adjustments included in the assessment notice were challenged by Tim Celular, before the administrative court, with the submission of an initial defense on April 20, 2011. On April 20, 2012, Tim Celular was notified of the decision of the administrative court of first instance, which confirmed the findings set out in the assessment notice. Tim Celular promptly filed an appeal on May 21, 2012. The Company, as confirmed by appropriate legal opinions, believes it is unlikely that the Company could face a negative outcome with respect to these matters.

Other tax disputes are also ongoing with respect to Tim Participações’ Brazilian subsidiaries. While the amounts in these cases are significant, the risk of an adverse result is deemed to be low on the basis of legal opinions received. The most significant cases relate to the fiscal deductibility of the write-down of goodwill, indirect taxation and contributions to the local regulatory authority (ANATEL). Of the main disputes concerning indirect taxation, several disputes concerning the lowering the tax base on the basis of discounts granted to customers may be noted. The regulatory authority, however, alleges that the company did not pay sufficient contributions to the FUST/FUNTTEL funds.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In December 2013, Tim Celular received a tax assessment by the Brazilian Federal District Finance Secretariat equal to approximately 582 million reais at the date of formal notice, including penalties and interest, on account of alleged non-payments of indirect taxes for the years from 2008 to 2012. The assessment was served following a decision by the Supreme Court declaring that a state tax incentive was unconstitutional. In January 2014, the Company promptly filed an initial defense statement. On October 23, 2015, Tim Celular was notified of the decision of the lower administrative court, which substantially confirmed the claims included in the assessment notice, although it reduced the amount in dispute by a minimal amount. TIM Celular promptly filed an appeal against this decision on November 24, 2015. Based on expert legal advice, Tim Celular does not consider an unfavorable outcome to be likely.

In December 2016, the state of São Paulo notified TIM Celular of a claim similar in nature to the previous one, for a sum of about 52 million reais (including penalties and interest) at the date of formal notice. The assessment carried out by the Company also rates the risk of an adverse result in this case as possible but not probable.

Administrative offence charge pursuant to Legislative Decree 231/2001 for the so-called TIM Security Affair.

In December 2008, TIM was notified of an application for a trial in connection with an administrative offense specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001, relating to a number of former employees of the Security function and former collaborators of the Company charged, among other things, with offenses involving corruption of public officials with the intention of obtaining information from confidential files. In May 2010, TIM was dismissed as a defendant in the criminal trial after Judge for the Preliminary Hearing approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM was both a plaintiff and defendant, acting as a plaintiff with respect to the individual defendants and as party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants with respect to claims brought by 32 other plaintiffs. Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into TIM) also participated in the hearing as plaintiffs based on allegations of hacking by the individual defendants.

Following lengthy evidentiary hearings, 22 plaintiffs filed claims for compensation, including against TIM as civilly liable party, for over 60 million euros (42 million euros of which was claimed by a single plaintiff). The Company itself, in its role as plaintiff, requested that the individual defendants be held liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued its judgment, sentencing the defendants to terms of imprisonment varying from one year to 7 years and 6 months. The Court also found the defendants liable, jointly and severally with TIM, for 270,000 euros in damages (in part jointly and severally with Pirelli) plus legal fees. Additionally, the Court also ordered the defendants to compensate the Company for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgment also recognized non-pecuniary damages to Telecom Italia Latam and Telecom Italia Audit & Compliance Services, finding the defendants liable for damages of 20,000 euros with respect to each company. In November 2013, the grounds for the judgment in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the defendants, the judgment in the first instance was partly reversed. The appeal judge took note of the fact that the statute of limitations had run on a majority of the charges brought, and issued an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two, who were found guilty of the offense of revealing information subject to a prohibition on disclosure. With respect to the damages, the Court reversed the judgment of the prior court and ruled in favor of three ministries, AGCM and the Revenues Agency. The Court also reversed the provisional judgment of 10 million euros awarded to the Company, making a generic ruling that the defendants should pay compensatory damages. Finally, the judge also rejected all demands for compensation advanced by certain plaintiffs for a total of approximately 60 million euros, an amount for which the Company would be liable on behalf of the individual defendants.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Irregularities concerning transactions for the leasing/rental of assets

In relation to the irregularities detected with regard to some leasing and rental transactions, which in some cases led to disputes relating to Direct Taxes and VAT, the Company arranged to make provision for risks in the amount of 4.6 million euros.

— • —

With respect to the disputes described below, based on the information available, the complexity of the proceedings and their progress, and the uncertainty inherent in a technical trial, no reliable estimates are possible with respect to the amounts or timing of any potential liability. Moreover, where disclosure of information that is relevant to the dispute could have an impact on the proceedings, only the general nature of the dispute is described.

Antitrust Case A428

At the conclusion of case A428 in May 2013, the Italian Competition Authority (“AGCM”) imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on TIM for abuse of its dominant position. The Company was alleged to have (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals and (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from TIM itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

TIM appealed against the decision before the Regional Administrative Court (TAR) for Lazio, requesting that the judgment be suspended. In particular, TIM claimed infringement of its rights to defend itself in the proceedings, that some of the organizational choices challenged by AGCM and which formed the baiss of the allegations had been the subject of specific rulings made by the industry regulator (AGCom), that the comparative examination of the internal/external provisioning processes had, in fact, shown better results for the OLOs than for the TIM retail department (pointing to a lack of any form of inequality of treatment and/or opportunistic behaviour by TIM), and (with respect to the second claim) that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgment of the Lazio TAR was published, rejecting TIM’s appeal and confirming the fines imposed in the original order. In September 2014, the Company appealed the decision. In May 2015, through judgment no. 2497/15, the Council of State confirmed the AGCM ruling. The Company had already proceeded to pay the fines and the accrued interest.

In a decision announced in July 2015, AGCM initiated non-compliance proceedings against TIM, to ascertain whether the Company had complied with mandate to refrain from undertaking behaviors analogous to those alleged in connection with case A428, dated May 2013. On January 13, 2017, TIM was notified of a conclusive assessment by the Italian Competition Authority (AGCM), acknowledging that TIM had fully complied with the judgment in the A428 proceedings and that no sanctions for non-compliance would be imposed.

Furthermore, AGCM recognized that TIM’s behavior, following to the 2013 proceedings, has been directed towards continuous improvement of its performance in the supply of wholesale access services concerning not only the services which were the subject of the investigation, but also the new super-fast broadband access services. In assessing compliance, AGCM recognized the positive impact of the implementation of TIM’s New Equivalence Model (NME), which is not yet completed. AGCM’s decision directs TIM to: (i) proceed with the implementation of the NME until its completion, which is expected to be by April 30, 2017; and (ii) inform the Authority about the performance levels of the systems for providing wholesale access services and about the completion of the corresponding internal reorganization plan by the end of May 2017.

In March 2017, Vodafone challenged the AGCM assessment of January 13, 2017 to the Lazio TAR. TIM will file an appearance.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Italian Competition Authority Case I-761

With a ruling issued on July 10, 2013, AGCM extended to TIM the investigation started in March of the same year into some firms active in the fixed network maintenance sector. The investigation aims to assess the existence of an agreement prohibited under article 101 of the Treaty on the Functioning of the European Union. The proceedings were initiated after Wind filed two complaints arising from an invitation to bid for the assignment of network corrective maintenance services, where Wind encountered substantial uniformity of prices offered by the aforementioned enterprises and which were significantly divergent from the offers submitted by other bidders. AGCM alleged that TIM carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to communications regulator AGCom. TIM challenged these proceedings before the Administrative Court (TAR), maintaining that AGCM did not have jurisdiction in the matter.

On July 7, 2014, AGCM announced an extension of the proceedings to determine whether the Company, abusing its dominant position, instituted initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. The AGCM also extended the deadline for closing the proceedings from July 31, 2014 to July 31, 2015. This extension was also challenged before the Lazio Administrative Court (TAR).

In November 2014, for reasons of procedural economy and belief of no wrongdoing, TIM presented to the Authority a proposal with undertakings to resolve the competition concerns subject to the investigation. In its resolution, dated December 19, 2014, AGCM considered that these undertakings were not manifestly groundless and ordered their publication for the purposes of market testing. On March 25, 2015, AGCM rejected the proposal, considering it unsuitable for dealing with the anticompetitive practices alleged.

On July 21, 2015, AGCM issued its Communication of the Results of the Investigation (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming the existence of an agreement between TIM and the maintenance firms to coordinate the economic offers drawn up for Wind and Fastweb, and to prevent the unbundled supply of the ancillary technical services.

On December 16, 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition imposing a fine of 21.5 million euros on the Company. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the TIM LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of unbundled supply of ancillary technical services.

TIM appealed the order before the Lazio Regional Administrative Court. In judgment no. 09554/2016 issued in September 2016, the appeal was dismissed, and the Company appealed this decision to the Council of State. That appeal is still pending.

WIND (I-761)

With a writ of summons before the Milan Court, Wind has claimed compensation from TIM of approximately 57 million euros, recently increased to 58 million euros, for damages arising from alleged anti-competitive conduct censured in AGCM case I-761 (on corrective maintenance) referring to the period 2012-2015. According to Wind, this conduct delayed and hindered its ability to obtain more favorable conditions in the unbundled purchase of service to repair faults on the LLU access lines, and their effects were allegedly protracted to December 2015. TIM has filed an appearance challenging the claims.

Vodafone (A428)

In August 2013, Vodafone, as the surviving entity of the merger with Teletu, submitted to the Milan Court a large claim for damages for presumed abusive and anticompetitive behavior (founded principally on AGCM case A428) over the period 2008-2013. Vodafone claims between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged, for the period from 2008 to the month of June 2013, technical boycotting activities, with refusal to activate lines requested for Teletu customers and the adoption of allegedly abusive price

Consolidated Financial Statements	Notes To Consolidated Financial Statements

policies for wholesale network access services. Furthermore, Vodafone alleged that the presumed application of discounts to business customers was greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices from the second half of 2012 to June 2013.

TIM filed an appearance, challenging the merits of the claims and the amount of damages and making a counterclaim. Following a decision by the Court of Cassation in August 2016, which confirmed that the Milan Court had jurisdiction to decide the dispute, the case resumed at a hearing in December 2016.

With a writ of summons dated May 28, 2015, Vodafone has advanced before the Milan Court further claims for compensation, based on the same AGCM case A428 and alleging damages suffered in the period from July 2013 to December 2014 (a period that extends beyond the period subject to the judgment referenced above) amounting to approximately 568.5 million euros. The case also contains a reservation of further damages to be quantified during the proceedings for subsequent periods, alleging that the presumed abusive conduct of TIM has continued. TIM filed an appearance, challenging the merits of the claims and the amount of damages and making a counterclaim.

With an order dated October 6, 2016, the judge accepted Vodafone’s application to combine the two cases Vodafone had brought. At the end of a hearing on December 21, at which the proceedings were resumed, the time-limits were set for the preliminary pleas and July 11, 2017 was fixed as the date of the hearing for the admission of evidence.

During the preliminary briefing, following the outcome of the A428-C, which concerns the period subsequent to 2011 and which was favorable to TIM and confirmed the absence of abusive practices after 2011, Vodafone has nonetheless advanced claims for the two-year period 2015–2016, restating its damages claim from 1.541 million euros to 1.812 million euros. This has been challenged and rebutted by TIM.

Vodafone

In June 2015, Vodafone initiated proceedings for damages in the Milan Court alleging abuse of dominant position by TIM in the bitstream “NGA” and “VULA” fibre access services market. Vodafone brought an initial claim for approximately 4.4 million euros and recently increased it to between 30 to 48.9 million euros. The abusive conduct is alleged to have been undertaken by TIM through aggressive offers to reach customers and the hindering of Vodafone’s access to the fibre network to make it more difficult for it to provide ultrabroadband service to its customers. The Company filed an appearance contesting all the demands brought by Vodafone, which were subsequently amended to increase the amount claimed. TIM will contest the increase in the amount of damages claimed.

Investigation by the Monza Public Prosecutor’s Office

Criminal proceedings of aggravated fraud and tax crimes in connection with a number of transactions for the leasing and/or sale of goods are currently pending against a former TIM employee before the Court of Monza. The first trial hearing is scheduled for May 2017. TIM filed a formal complaint against persons unknown in 2011, joining the proceedings as a civil party as the person injured and damaged by the offence.

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation of approximately 638.6 million euros against TIM referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the AGCM A428 case). The plaintiff, alleging that the unlawful conduct is still occurring, also proposes that the amount claimed be updated up to the month of May 2015, recalculating the total to be 662.90 million euros. TIM filed an appearance, challenging the claims. As part of a structured agreement between the parties, the case was settled in March 2016.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015 before the Milan Court, operator Colt Technology Services has claimed damages based on the order issued in case A428, referring to alleged damages suffered over the period

Consolidated Financial Statements	Notes To Consolidated Financial Statements

2009-2011, in connection with the presumed inefficient and discriminatory conduct of TIM in the process of supplying wholesale services. The claim is for 27 million euros in lost profits resulting from the alleged non-acquisition of new customers and the alleged impossibility of supplying new services to customers it had already acquired. The plaintiff has also formulated an express request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. The Company filed an appearance, contesting all of the other party’s allegations.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia has claimed damages totaling 37 million euros for alleged abusive and anti-competitive conduct in the period 2009-2011, through technical boycotting (KOs and refusals to activate wholesale services). These claims are based on the content of AGCM ruling that settled the A428 case. The first hearing took place in May 2016. TIM filed an appearance, contesting all of the plaintiff’s allegations.

TELEUNIT

With a writ of summons before the Rome Court, Teleunit has claimed 35.4 million euros in compensation from TIM, based on the decision of AGCM that settled the A/428 case. Specifically, Teleunit has claimed that in the period 2009-2010 it suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services—KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as it cannot be replicated by competitors). TIM filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit alleged that TIM abused its dominant position in the premium services market. The plaintiff quantified its damages at approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014, with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Civil Court, Teleunit reinstated the case before the Milan Court the following April.

TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus alleged that TIM abused its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers). The complainants quantified their damages at approximately 730 million euros. The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviors of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in March 2014. TIM filed an appearance challenging the claims of the other parties. After the collapse of Voiceplus, the Milan Court declared the case suspended in September 2015. The case was consequently resumed by Voiceplus.

SKY

TIM has initiated a proceeding in the Court of Milan against SKY Italia, to nullify, based on a claim of abuse of dominant position, a partnership agreement entered into by the parties in April 2014 for the creation and marketing of a SKY IPTV offer on the TIM IPTV platform over the period from 2015 to 2019.

The Company has also requested, in the alternative, a reduction of the amounts owed to SKY through the guaranteed minimums, which are predetermined based on thresholds of customer acquisition and churn-rate in the five years of the partnership.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In February 2017, SKY contested the TIM request and has demanded payment of the guaranteed minimums accrued. The Company has contested the request. The next hearing is scheduled for May 24, 2017.

Irregular sale of handsets to companies in San Marino, Forlì and Milan Public Prosecutor’s Offices

Despite the initial dismissal of the case by the Bologna Public Prosecutor’s Office in 2011, in September 2013, the Forli Public Prosecutor’s Office filed notice that its investigation on the sale of handsets to companies in San Marino in the years 2007-2009 in which, among others, one employee and three former employees of the Company were investigated, had concluded.

According to the Forlì Prosecutor’s Office, the facts it had investigated appeared to constitute criminal conspiracy aimed at committing acts of “false declaration through the use of invoices or other documents for non-existent transactions” and the “issuing of invoices or other documents for non-existent transactions” and the respective target offences, as well as the crime of “preventing public supervisory authorities from performing their functions”, relative to the communications transmitted to CONSOB.

The same Public Prosecutor’s Office also transmitted the official investigation documents to the Milan Public Prosecutor’s Office, deemed to be territorially competent. It is specified that the same facts were previously the subject of a specific audit and of the so called Greenfield Project, as a result of which the Company took steps to independently regularize some invoices for which the fiscal obligations laid down had not been fully discharged.

The Milan Public Prosecutor’s Office asked that the investigation be closed, deeming that some of the alleged offences could not be substantiated, and pointing out that the statute of limitations applied to the earliest events. In June 2016 the judge in the preliminary investigation (GIP) at the Milan Court permanently closed the case.

Vodafone Dispute—Universal Service

In a decision published in July 2015, the Council of State rejected the appeal by AGCom and TIM against the judgment of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003. With this judgment, the administrative judge granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgment confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

TIM has filed an application to AGCom to renew the proceedings, and an appeal to the Court of Cassation against the judgment of the Council of State on the grounds that it exceeded its jurisdiction. The hearing at the Court Of Cassation is scheduled for April 4, 2017.

In April 2016, Vodafone appealed against the Ministry of Economic Development and TIM to the Council of State, for non-compliance with the judgment of the Council of State that had already been appealed by TIM. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

In its judgment last November the Council of State rejected the appeal, referring to TAR the decision on the methods of compliance.

In February 2017, Vodafone presented to TAR four new appeals against Ministry of Economic Development and TIM for compliance with the judgment, confirmed on appeal, which annulled the AGCom resolutions over the period 1999-2003 and restitution of approximately 38 million euros contributed.

Olivetti—Asbestos exposure

In September 2014, the Ivrea Public Prosecutor’s Office closed the investigations into the alleged exposure to asbestos of 15 former employees of the company “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and announced that the investigations had been concluded with respect to the 39 people investigated (who include former Directors of the aforementioned companies).

In December 2014, the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial and asked that 6 investigations be archived. During the preliminary hearing, which started in April 2015, TIM assumed the role of defendant, after being formally joined in the proceedings by all 26 plaintiffs. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as a defendant, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are plaintiffs in the dispute and they have, therefore, withdrawn the claim for damages against TIM.

In the judgment of first instance in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment. Four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also ordered to pay compensation, jointly and severally with TIM, of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgment to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although such parties must ask a civil court to quantify the damages. The Company submitted an appeal against the judgment at the end of November 2016.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now TIM) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgment s issued in the lower courts established an outcome that was partially favorable to the ex-Olivetti, and have been appealed by Poste in individual rehearings. In this respect, while a judgment of the Rome Appeal Court confirmed one of the outstanding payables to TIM, another judgment by the same Court declared void one of the disputed contracts. After this judgment, Poste issued a writ for the return of approximately 58 million euros, which is opposed by TIM given that the judgment of the Supreme Court for amendment of the above judgment is still pending.

After the judgment of the Supreme Court that quashed and remanded the decision of the Appeals Court on which the order was based, the Rome Court declared that the matter was discontinued, since the claim made by Poste had been rejected. The judgment was resubmitted to another section of the Rome Appeal Court.

Elinet S.p.A. Bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A (the controller of the Elitel group at the time), have appealed the judgment with which the Rome Court rejected the claims for compensation made by the receivers of Elinet-Elitel, restating a claim for damages totaling 282 million euros. The claims brought against TIM concern the alleged performance of management and coordination activities of the plaintiff by TIM, and with it the Elitel group (alternative operator in which TIM has never had type of interest), allegedly carried out by managing commercial credits. TIM filed an appearance, challenging the claims made by the other party.

Dispute relative to “Adjustments on license fees” for the years 1994-1998

With respect to the judgments sought in previous years concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998 (for a total of 113 million euros), the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the license fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. TIM filed an appeal.

With two further judgments the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of license fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. TIM has appealed these judgments before the Council of State.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Formal Notice of Assessments against TIM S.p.A.

On October 29, 2015, the Guardia di Finanza concluded a tax investigation into TIM S.p.A., initiated in 2013, with respect to the period 2007-2014. The formal notice of assessment (Processo Verbale di Constatazione, or PVC) contained two substantial findings. The first relates to the presumed missed charge of royalties to the Company’s indirect subsidiary Tim Brasil, for the use of the “TIM” brand. The second concerns the alleged missed levying of withholding tax on interest paid to subsidiary Telecom Italia Capital S.A.

Following the notice of assessment, in December 2015, the Milan Revenue Agency served assessment notices on the company for the 2010 tax year and, in December 2016, it served assessment notices for the tax years 2007 and 2011.

While believing, on the basis of opinions issued by established professionals, that it has acted correctly in fulfilling all its tax obligations, the Company has attempted to come to an agreement with the Revenue Agency. Having failed to reach an agreement, the Company has challenged the assessment notices for the 2010 tax year, while not excluding the possibility of coming to a judicial settlement with the Revenue Agency, with the aim to close the disputes in pre-litigation proceedings, for these and the other tax years.

Brazil—Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V (now merged into Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity Group, claiming compensation for damages allegedly suffered due to a breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities undertaken by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case. In September 2015, the Board of Arbitration declared the proceedings closed. Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC (International Chamber of Commerce) Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgment, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

In April 2017 Opportunity Group notified the appeal against the arbitral award before the Court of Appeal of Paris.

Brazil—Docas/JVCO arbitration

In March 2013, the Brazilian companies Docas Investimentos S.A. (Docas) and JVCO Participações Ltda. (JVCO) initiated arbitration proceedings against Tim Brasil Serviços e Participações S.A. (Tim Brasil), Tim Participações S.A. (Tim Participações) and Intelig Telecomunicações Ltda. (Intelig), requesting the restitution of the Tim Participações shares held by the Tim Brasil as guarantee (“Alienaçao Fiduciaria”) for the indemnity obligations assumed by the Docas group upon acquisition of Intelig (a Docas group subsidiary) through a merger with Tim Participações, as well as damages for alleged breaches of the merger agreement and alleged offences by Tim Participações in determining the exchange ratio between Tim Participações shares and Intelig shares, for an amount as yet unspecified and to be paid during the proceedings. After the Arbitral Tribunal was constituted in May 2013, Tim Brasil, Tim Participações and Intelig filed their response, including a counterclaim against the Docas Group for compensation for damages.

In October 2013, while awaiting the arbitration decision, the Arbitral Tribunal ordered that the guarantee represented by the Tim Participações shares could not be enforced and that they would remain in “ Alienação Fiduciaria” in the custody of Banco Bradesco. The voting rights connected to the Shares are “frozen” and future dividends must be paid into an escrow account.

In December 2013, Docas and JVCO filed their Statement of Claim. In March 2014, Tim Brasil, Tim Participações and Intelig filed their counterclaim, and discovery began. The Statements of Defense of all the parties were filed in February 2015. The examination hearing took place in September 2015 in Rio de Janeiro, in which the

Consolidated Financial Statements	Notes To Consolidated Financial Statements

witnesses were cross-examined and legal and financial experts gave evidence. In December 2015, the parties filed their final arguments. Tim Brasil, Tim Participações and Intelig also asked that the JVCO’s application for the appointment of an expert by the Arbitral Tribunal be rejected. The statements of costs were filed in January 2016.

In June 2016, the Arbitral Tribunal issued its judgment, with which it rejected the application of Docas and JVCO relating to the adjustment of the exchange ratio for the Intelig merger, as well as the expert’s request to verify alleged offenses in the preparation of the financial statements for the merger. Moreover, in addition to ordering them to pay some of Tim Brasil’s, Tim Participações’s and Intelig’s legal costs, the Arbitral Tribunal also ordered Docas and JVCO to compensate such companies for approximately 5.8 million reais in losses suffered, plus interest and penalties and ruled that TIM Brasil was entitled to retain TIM Participações shares (in “Alienação Fiduciaria”) as a guarantee of these losses, and of the potential losses deriving from some specific liabilities identified by the Board (totaling approximately 169.6 million reais plus interest and penalties). The Arbitral Tribunal ruled that Docas and JVCO were entitled to receive dividends on the shares held as guarantee for the period December 2012-April 2014, in plus interest. The Arbitral Tribunal ’s decision was immediately effective. Docas and JVCO subsequently filed applications seeking to interpret and correct the judgments of the Arbitral Tribunal. Tim Brasil, Tim Participações and Intelig filed opposing arguments to these applications. The Arbitral Tribunal issued its decision on these demands (“Addendum to the Final Award”) on December 1, 2016. The Addendum to the Final Award inter alia clarifies the Final Award with respect to the base-date to be used for the calculation of the market-price of the TIM Participações’s shares in order to determine the number of shares which TIM Brasil is entitled to retain as collateral under the Fiduciary Assignment Agreement and the entitlement subsequent to April 2014 of interests, dividends and voting rights on the shares in Alienaçao Fiduciaria.

Brazil—CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed a request for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages resulting from an alleged abuse of controlling power over Tim Participações. In October 2015, all the companies entered appearances and filed statements of defense, and TIM Participações, counterclaimed against JVCO for abuse of its position as minority shareholder.

The Arbitral Tribunal was subsequently established and the Terms of Reference were signed at a hearing in May 2016. After the hearing, the Arbitral Tribunal issued a procedural order accepting the Group’s request for a preliminary examination of the issue standing to sue of JVCO and establishing a provisional schedule for the arbitration. In June 2016, the parties exchanged claims and counterclaims, and in their defense TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. contested JVCO’s right to sue and the standing to be sued of Tim Participações, and disputed that there was any abuse of power. In July 2016, the parties filed their responses. On October 19, 2016, the Arbitral Tribunal issued a preliminary procedural order on the legitimacy of the proceedings, upholding the right of JVCO to bring the claim and the standing to be sued of TIM Participações, and set a timetable for subsequent responses by the parties. On November 21, and December 19, 2016, the parties filed further responses. On January 31, 2017, the Arbitral Tribunal issued a procedural order, ruling on trial questions, summarizing the principal disputed questions in the proceedings and making provision in relation to the preliminary investigation. The parties then indicated the evidence which they intend to produce in court. Subsequently, the Arbitral Tribunal set a hearing schedule for June 26, 27 and 28, 2017.

b) Other information

Mobile telephony—criminal proceedings

In March 2012, TIM was notified of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, in connection with alleged handling of stolen goods and counterfeiting by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

The Company, as the party injured by such conduct, had brought two legal actions in 2008 and 2009 and had suspended and dismissed the employees involved in the criminal proceedings. It also filed an initial statement of

Consolidated Financial Statements	Notes To Consolidated Financial Statements

defense, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants, including the Company, to be committed for trial. During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s lack of involvement in the alleged offenses.

At the end of the preliminary hearing, in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) that had not requested a settled through alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the first part of the trial, the Public Prosecutor asked for TIM to be ordered to pay an administrative fine of 900 thousand euros, but did not request confiscation of any of the presumed profits of the offenses (quantified in the committal proceedings as totaling several million euros), based on the assumption that TIM had remedied the presumed organizational deficiencies. While acknowledging the considerable re-dimensioning of the accusations, the Company has reiterated its total non-involvement in the facts at issue.

In November 2016, the Court acquitted the Company on the grounds that there was no case to answer. All the natural persons indicted were also acquitted on various grounds.

Dispute concerning the license fees for 1998

TIM has initiated civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgment no. 7506/09 by the Council of State that, in the view of the Company, violates the principles of current European community law.

The main claim on which the proceedings are founded is based on community jurisprudence that recognizes the right to assert the responsibility of the State in relation to violation of rights recognized in community law and injured by a judgment that has become definitive, in respect of which no other remedy may be applied. The judgment of the Council of State denied the right of TIM to restitution of the concession charge for 1998 (totaling 386 million euros for TIM and 143 million euros for Tim, the old subsidiary then merged with and into TIM, plus interest), denied by the Lazio regional administrative court despite the favorable and binding opinion of the European Court of Justice in February 2008 concerning the conflict between EC Directive 97/13 on general authorizations and individual licenses in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders, despite the intervening deregulation process. The Company then proposed an alternative compensation claim, within the same proceedings, for tort pursuant to art. 2043 of the Italian Civil Code. TIM claims approximately 529 million euros, plus legal interest and an adjustment to account for any inflation effect. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. The case is subject to eligibility analysis by the Court, which declared the inadmissibility of TIM’s main claim (case for damages for manifest breach of community law pursuant to law 117/88). However, this decision was amended in favor of the Company on appeal. In March 2015 the Rome Court issued its judgment in the first instance, declaring the Company’s application inadmissible. TIM has appealed this decision and the judgment is pending in the closing arguments phase.

Vodafone (previously TELETU)

There is a pending litigation for compensation started by TIM with a summons dated February 2012 against the operator Teletu (now incorporated into Vodafone) for unlawful refusals regarding reactivation with TIM of the competitor’s customers. The claim is for approximately 93 million euros.

Other liabilities connected with sales of assets and investments

Under the contracts for the sale of assets and companies, the TIM Group has provided indemnities to the buyers generally commensurate with a percentage of the purchase price for liabilities, deriving mainly from legal, tax, social security and labor-related issues.

In connection with these contingent liabilities, totaling approximately 500 million euros, a risk provision has been allocated in an amount of 25 million euros solely for the cases where an outlay is considered likely.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Moreover, the TIM Group is committed to providing further indemnities for certain specific contractual provisions under agreements for the sale of assets and companies, for which the contingent liabilities cannot at present be determined.

c) Commitments and guarantees

Guarantees, net of back-to-back guarantees received, amounted to 15 million euros. The guarantees provided by third parties to Group companies, amounting to 5,695 million euros, consisted of guarantees for loans received (1,771 million euros) and of performance under outstanding contracts (3,924 million euros).

The guarantees provided by third parties for TIM S.p.A. obligations include a surety issued in favor of the Ministry of Economic Development for 38 million euros, for a commitment made by the Company to build equipment networks with eco-sustainable characteristics. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).

A surety was also issued in October 2016 on behalf of Telecom Italia Sparkle, in favor of the Italian Revenue Agency—Lazio Regional Department, for 198 million euros, in connection with the outcome of the summary suspension order for the provisional execution of the ruling issued by the Provincial Tax Commission of Rome, which had rejected the Company’s appeal against the fines issued by the Italian Revenue Agency—Lazio Regional Department for a total amount of 280 million euros (see paragraph a)—Significant disputes and pending legal actions). The guarantee has been issued in accordance with Article 68 of Italian Legislative Decree 546/1992 and gives the Italian Revenue Agency—Lazio Regional Department the right, with respect to the appeal lodged by the Company, to collect an amount equal to 2/3 of the original claim.

Main guarantees for loans at December 31, 2016

Issuer	Amount (millions of euros)
BBVA—Banco Bilbao Vizcaya Argentaria	368
SACE	368
Intesa Sanpaolo	220
Cassa Depositi e Prestiti	157
Barclays Bank	105
Ing	105
Commerzbank	58
Banco Santander	52
Sumitomo Mitsui Banking	52
Bank of Tokyo—Mitsubishi UFJ	52

The amounts in the table above refer to the loans issued by the EIB for the TIM Broadband Digital Divide, TIM Ricerca & Sviluppo Banda Larga, TIM Rete Mobile a Banda Larga, and TIM RDI for Broadband Services projects.

The guarantees:

•	52 million euros from Bank of Tokyo—Mitsubishi UFJ;

•	157 million euros from BBVA—Banco Bilbao Vizcaya Argentaria;

•	105 million euros from Intesa Sanpaolo

relate to the loan granted by the EIB for the TIM Broadband Digital Divide/B Project, repaid in advance in the amount of 300 million euros on December 27, 2016, remain valid for 13 months after the repayment as provided in the agreement to protect against clawback risk.

There are also surety bonds on the telecommunication services in Brazil for 759 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total of 1,526 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the logs of bank accounts of the company.

NOTE 25—REVENUES

Revenues amounted to 19,025 million euros in 2016, 19,719 million euros in 2015 and 21,574 million euros in 2014, decreasing by 694 million euros from 2015 to 2016 compared to a decrease of 1,855 million euros from 2014 to 2015.

Details are as follows:

	Year ended December 31,
	2016	2015	2014
	(millions of euros)
Equipment sales	1,378	1,474	1,970
Services	17,655	18,258	19,589
Revenues on construction contracts	(8)	(13)	15

Total	19,025	19,719	21,574

Revenues from telecommunications services are presented gross of amounts due to other TLC operators equal to 1,686 million euros in 2016 (1,713 million euros in 2015, -1,58%, and 2,009 million euros in 2014). Such amounts are included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 26—OTHER INCOME

Other income amounted to 311 million euros in 2016, 287 million euros in 2015 and 401 million euros in 2014, decreasing by 24 million euros from 2015 to 2016 compared to a decrease of 114 million euros from 2014 to 2015.

Details are as follows:

	Year ended December 31,
	2016	2015	2014
	(millions of euros)
Late payment fees charged for telephone services	60	59	64
Recovery of employee benefit expenses, purchases and services rendered	33	32	27
Capital and operating grants	36	33	26
Damage compensation, penalties and sundry recoveries	24	25	36
Release of provisions and other payable items	45	75	132
Other income	113	63	116

Total	311	287	401

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

NOTE 27—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to 7,793 million euros in 2016, 8,532 million euros in 2015 and 9,432 million euros in 2014, decreasing by 739 million euros from 2015 to 2016 compared to a decrease of 900 million euros from 2014 to 2015.

Details are as follows:

			Year ended December 31,
			2016	2015	2014
			(millions of euros)
Acquisition of raw materials and merchandise	(A)		1,614	1,811	2,231

Costs of services:
Revenues due to other TLC operators			1,686	1,713	2,009
Interconnection costs			26	24	31
Commissions, sales commissions and other selling expenses			937	984	1,039
Advertising and promotion expenses			294	414	436
Professional and consulting services			186	366	330
Utilities			484	483	480
Maintenance			289	334	374
Outsourcing costs for other services			447	455	482
Mailing and delivery expenses for telephone bills, directories and other materials to customers			100	84	76
Other service expenses			522	610	643

	(B)		4,971	5,467	5,900

Lease and rental costs:
Rent and leases			702	699	742
TLC circuit lease rents and rents for use of satellite systems			288	343	363
Other lease and rental costs			218	212	196

	(C)		1,208	1,254	1,301

Total	(A+B+C	)	7,793	8,532	9,432

NOTE 28—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,106 million euros in 2016, 3,589 million euros in 2015 and 3,119 million euros in 2014, decreasing by 483 million euros from 2015 to 2016 compared to an increase of 470 million euros from 2014 to 2015.

Details are as follows:

		Year ended December 31,
		2016	2015	2014
		(millions of euros)
Employee benefits expenses
Wages and salaries		2,116	2,296	2,202
Social security expenses		770	834	801
Other employee benefits		37	2	76

	(A)	2,923	3,132	3,079

Costs and provisions for temp work	(B)	—	—	—

Miscellaneous expenses for personnel and other labor-related services rendered:
Charges for termination benefit incentives		10	11	26
Corporate restructuring expenses		156	439	12
Other		17	7	2

	(C)	183	457	40

Total	(A+B+C)	3,106	3,589	3,119

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Employee benefits expenses mainly related to the Domestic Business Unit for 2,759 million euros (3,206 million euros in 2015 and 2,730 million euros in 2014) and to the Brazil Business Unit for 336 million euros (349 million euros in 2015 and 379 million euros in 2014).

The item “miscellaneous expenses for personnel and other labor-related services rendered” primarily included the impacts resulting for the commencement of the managerial restructuring plan in 2016 and the adjustment of the provisions and charges previously recorded in 2015 as part of the process aimed at managing redundancies resulting from the streamlining and organizational simplification of the Group. Specifically:

•	on June 19, 2015 and July 25, 2016, TIM S.p.A. and union representatives for the executives of the Company agreed on a management restructuring plan linked to the revision of the company organizational structures already underway, which would extend application of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero law” to such executives (33 million euros) and forms of indemnity for employment termination (42 million euros). The overall impact for 2016 was 75 million euros. The Parent also allocated an additional 17 million euros following the update of the outflow forecasts relating to the application of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero law”, to non-executive personnel in accordance with the agreement of October 27, 2015;

•	Telecom Italia Information Technology, TI Sparkle, HR Services and Olivetti allocated a total of 50 million euros, substantially linked to the application of Article 4 of the “Fornero law” for executive and non-executive personnel and the commencement in Telecom Italia Information Technology (following the merger into TIM S.p.A.) and TI Sparkle of a managerial restructuring plan similar to the one implemented at the Parent. The financial impact at December 31, 2016 was respectively 36 million euros for T.I. Information Technology, 10 million euros for TI Sparkle, 1 million euros for HR Services, and 3 million euros for Olivetti;

•	the Brazil Business Unit recorded non-recurring expenses resulting from the implementation of the company restructuring plan totaling 15 million euros.

Lastly, the item “Other” mainly includes expense resulting from the Special Award incentive plan, approved by the Shareholders’ Meeting of May 25, 2016, in favor of the Chief Executive Officer and other managers to be identified by the Chief Executive Officer, as described in detail in the Note “Equity compensation plans”.

In 2015, provisions were made for non-recurring expenses totaling 446 million euros (422 million euros by the Parent, 17 million euros by Olivetti, 3 million euros by Telecom Italia Information Technology, 2 million euros by HR services, and 2 million euros by Telecom Italia Sparkle).

The average salaried workforce, including those with temporary work contracts, was 57,855 in 2016 (61,553 in 2015 and 59,285 in 2014). A breakdown by category is as follows:

	Year ended December 31,
	2016	2015	2014
	(Full time equivalent units)
Executives	837	892	892
Middle management	4,450	4,585	4,238
White collars	52,563	56,065	54,110
Blue collars	1	8	36

Employees on payroll	57,851	61,550	59,276
Employees with temp work contracts	4	3	9

Total average headcount of salaried workforce	57,855	61,553	59,285

Headcount in service at December 31, 2016, including those with temporary work contracts, was 61,229 (65,867 at December 31, 2015 and 66,025 at December 31, 2014).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 29—OTHER OPERATING EXPENSES

Other operating expenses amounted to 1,083 million euros in 2016, 1,491 million euros in 2015 and 1,175 million euros in 2014, decreasing by 408 million euros from 2015 to 2016 compared to an increase of 316 million euros from 2014 to 2015.

Details are as follows:

	Year ended December 31,
	2016	2015	2014
	(millions of euros)
Write-downs and expenses in connection with credit management	335	345	375
Provision charges	144	330	84
TLC operating fees and charges	373	342	449
Indirect duties and taxes	100	116	118
Penalties, settlement compensation and administrative fines	44	292	68
Association dues and fees, donations, scholarships and traineeships	18	18	18
Sundry expenses	69	48	63

Total	1,083	1,491	1,175
of which, included in the supplementary disclosure on financial instruments	335	345	375

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 30—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 639 million euros in 2016, 656 million euros in 2015 and 588 million euros in 2014, decreasing by 17 million euros from 2015 to 2016 compared to an increase of 68 million euros from 2014 to 2015.

Details are as follows:

	Year ended December 31,
	2016	2015	2014
	(millions of euros)
Intangible assets with a finite useful life	289	312	310
Tangible assets owned	350	344	278

Total	639	656	588

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 31—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to 4,291 million euros in 2016, 4,135 million euros in 2015 and 4,284 million euros in 2014, increasing by 156 million euros from 2015 to 2016 compared to a decrease of 149 million euros from 2014 to in 2015.

Details are as follows:

		Year ended December 31,
		2016	2015	2014
		(millions of euros)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,243	1,268	1,297
Concessions, licenses, trademarks and similar rights		393	391	370
Other intangible assets		107	129	187

	(A)	1,743	1,788	1,854

Depreciation of tangible assets owned:
Buildings (civil and industrial)		48	38	41
Plant and equipment		2,170	2,018	2,075
Manufacturing and distribution equipment		15	15	14
Other		157	159	176

	(B)	2,390	2,230	2,306

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		125	105	120
Plant and equipment		17	9
Other		16	3	4

	(C)	158	117	124

Total	(A+B+C)	4,291	4,135	4,284

Further details are provided in the Notes “Intangible assets with a finite useful life” and “Tangible assets (owned and under finance leases)”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 32—GAINS (LOSSES) ON DISPOSALS OF NON—CURRENT ASSETS

Gains (losses) on disposals of non—current assets amounted to a gain of 14 million euros in 2016, a gain of 336 million euros in 2015 and a gain of 29 million euros in 2014.

Details are as follows:

		Year ended December 31,
		2016	2015	2014
		(millions of euros)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		28	348	40
Gains on the disposal of investments in subsidiaries

	(A)	28	348	40

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		14	12	11
Losses on the disposals of investments in subsidiaries

	(B)	14	12	11

Total	(A-B)	14	336	29

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2016, this item amounted to 14 million euros and included a gain of 44 million reais (approximately 12 million euros at the 2016 average exchange rate) realized by the Brazil Business Unit from the sale of two further tranches of telecommunications towers to American Tower do Brasil. Other gains and losses resulted from the normal cycle of replacement of several company assets.

In 2015, the item gains (losses) on disposals of non-current assets showed gains of 336 million euros, mainly attributable to the gain realized by the Brazil Business Unit of 1,211 million reais (approximately 328 million euros) from the sale of the first three tranches of telecommunications towers to American Tower do Brasil.

In 2014, this item reflected a gain of 29 million euros and included the realized gain of approximately 38 million euros, on the sale by TIM S.p.A. of a property located in Milan.

NOTE 33—IMPAIRMENT REVERSALS (LOSSES) ON NON—CURRENT ASSETS

Impairment losses on non-current assets, amounted to 3 million euros in 2016, 244 million euros in 2015 and 1 million euros in 2014.

Details are as follows:

		Year ended December 31,
		2016	2015	2014
		(millions of euros)
Reversals of impairment losses on non-current assets:
on intangible assets
on tangible assets

	(A)	—	—	—

Impairment losses on non-current assets:
on intangible assets			240
on tangible assets		3	4	1

	(B)	3	244	1

Total	(A-B)	(3)	(244)	(1)

In 2016, impairment losses on non-current assets amounted to 3 million euros and were related to the redetermination of the value of several minor assets.

In 2015, impairment losses on non-current assets amounted to 244 million euros. In particular, the figure consisted of 240 million euros for the goodwill impairment loss of the Brazil Business Unit and of 4 million euros for other items.

For further details, please see the Note “Goodwill”.

NOTE 34—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments reflected an income of 7 million euros in 2016, an income of 10 million euros in 2015 and an income of 16 million euros in 2014.

Details are as follows:

	Year ended December 31,
	2016	2015	2014
	(millions of euros)
Dividends from Other investments	7	3	5
Net gains on disposals of Other investments		11
Fair value measurement of the investment in TN Fiber			11
Loss and impairment losses on Other investments		(4)

Total	7	10	16
of which, included in the supplementary disclosure on financial instruments	7	14	5

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2016, the item showed an income of 7 million euros, including mainly dividends received from Emittenti Titoli S.p.A.

In 2015, the item showed an income of 10 million euros, mainly related to the gain from the sale of the non-controlling interest in Sia S.p.A., which took place on July 10, 2015.

In 2014, this item showed an income of 16 million euros, primarily related to the remeasurement at fair value of the 41.07% interest held in TN Fiber (former Trentino NGN S.r.l.), carried out pursuant to IFRS 3, following the acquisition of control of the company by TIM S.p.A.—on February 28, 2014—for 17 million euros.

NOTE 35—FINANCE INCOME AND FINANCE EXPENSES

Finance income

Finance income amounted to 2,543 million euros in 2016, 2,760 million euros in 2015 and 2,404 million euros in 2014.

Details are as follows:

		Year ended December 31,
		2016	2015	2014
		(millions of euros)
Interest income and other finance income:
Income from financial receivables recorded in non-current assets
Income from securities other than investments, recorded in non-current assets			1
Income from securities other than investments, recorded in current assets		16	26	31
Income other than the above:
Interest income		151	214	223
Exchange gains		713	976	785
Income from fair value hedge derivatives		65	99	133
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		649	954	613
Income from non-hedging derivatives		13	15	24
Miscellaneous finance income		37	110	62

	(A)	1,644	2,395	1,871

Positive fair value adjustments to:
Fair value hedge derivatives		50	129	387
Underlying financial assets and liabilities of fair value hedges derivatives		173	10	27
Non hedging derivatives		676	226	119

	(B)	899	365	533

Reversal of impairment loss on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	2,543	2,760	2,404
of which, included in the supplementary disclosure on financial instruments		987	630	409

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finance expenses

Finance expenses amounted to 3,450 million euros in 2016, 5,281 million euros in 2015 and 4,594 million euros in 2014.

Details are as follows:

		Year ended December 31,
		2016	2015	2014
		(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,162	1,621	1,438
Interest expenses to banks		117	128	220
Interest expenses to others		246	264	187

		1,525	2,013	1,845
Commissions		95	140	147
Exchange losses		467	1,158	857
Charges from fair value hedge derivatives		1	12	35
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		548	820	610
Charges from non-hedging derivatives		64	75	72
Miscellaneous finance expenses		221	360	311

	(A)	2,921	4,578	3,877

Negative fair value adjustments to:
Fair value hedge derivatives		178	33	72
Underlying financial assets and liabilities of fair value hedges derivatives		45	117	366
Non hedging derivatives		306	553	279

	(B)	529	703	717

Impairment losses on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	3,450	5,281	4,594
of which, included in the supplementary disclosure on financial instruments		1,903	2,788	2,435

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

		Year ended December 31,
		2016	2015	2014
		(millions of euros)
NET EXCHANGE GAINS AND LOSSES
Exchange gains		713	976	785
Exchange losses		(467)	(1,158)	(857)

		246	(182)	(72)

NET RESULT FROM DERIVATIVES
Income from fair value hedge derivatives		65	99	133
Charges from fair value hedge derivatives		(1)	(12)	(35)

Net result from fair value hedge derivatives	(A)	64	87	98

Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		649	954	613
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		(548)	(820)	(610)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	(B)	101	134	3
Income from non-hedging derivatives		13	15	24
Charges from non-hedging derivatives		(64)	(75)	(72)

Net result from non-hedging derivatives	(C)	(51)	(60)	(48)

Net result from derivatives	(A+B+C)	114	161	53

Positive fair value adjustment to fair value hedge derivatives		50	129	387
Negative fair value adjustment to underlying financial assets and liabilities of fair value hedge derivatives		(45)	(117)	(366)

Net fair value adjustments	(D)	5	12	21

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		173	10	27
Negative fair value adjustments to fair value hedge derivatives		(178)	(33)	(72)

Net fair value adjustments	(E)	(5)	(23)	(45)

Net fair value adjustment to fair value hedge derivatives and underlying	(D+E)	—	(11)	(24)

NET FAIR VALUE ADJUSTMENTS TO NON-HEDGING DERIVATIVES
Positive fair value adjustments to non-hedging derivatives	(F)	676	226	119
Negative fair value adjustments to non-hedging derivatives	(G)	(306)	(553)	(279)

Net fair value adjustments to non-hedging derivatives	(F+G)	370	(327)	(160)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 36—PROFIT (LOSS) FOR THE YEAR

The profits (losses) for the years ended December 31, 2016, 2015 and 2014 are summarized as follows:

	Year ended December 31,
	2016	2015	2014
	(millions of euros)
Profit (loss) for the year	1,966	661	1,961
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations	1,811	(159)	1,253
Profit (loss) from Discontinued operations/Non-current assets held for sale	(3)	89	98

Profit (loss) for the year attributable to owners of the Parent	1,808	(70)	1,351

Non-controlling interests
Profit (loss) from continuing operations	108	209	167
Profit (loss) from Discontinued operations/Non-current assets held for sale	50	522	443

Profit (loss) for the year attributable to Non-Controlling interests	158	731	610

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 37—EARNINGS PER SHARE

		Year ended December 31,
		2016	2015	2014
Basic Earnings Per Share
Profit (loss) for the year attributable to owners of the Parent		1,808	(70)	1,351
Less: additional dividends for the savings shares (0.011 per share and up to capacity)		(66)	—	(66)

	(millions of euros)	1,742	(70)	1,285

Average number of Ordinary and Savings Shares	(millions)	21,067	20,916	20,878

Basic earnings per share—Ordinary Shares		0.08	—	0.06
Plus: additional dividends per savings Share		0.01	—	0.01

Basic earnings per share—Savings Shares	(euro)	0.09	—	0.07

Basic Earnings Per Share From continuing Operations
Profit (loss) from continuing operations attributable to owners of the Parent		1,811	(159)	1,253
Less: additional dividends for the Savings Shares		(66)	—	(66)

	(millions of euros)	1,745	(159)	1,187

Average number of Ordinary and Savings Shares	(millions)	21,067	20,916	20,878

Basic earnings (loss) per share from continuing operations—Ordinary Shares		0.08	(0.01)	0.06
Plus: additional dividends per savings Share		0.01	—	0.01

Basic earnings (loss) per share from continuing operations—Savings Shares	(euro)	0.09	(0.01)	0.07

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		Year ended December 31,
		2016	2015	2014
Basic Earnings Per Share From Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	47	611	541

Average number of Ordinary and Savings Shares	(millions)	21,067	20,916	20,878

Basic earnings (loss) per share from Discontinued operations/ Non-current assets held for sale—Ordinary Shares	(euro)	—	0.03	0.03

Basic earnings (loss) per share from Discontinued operations/ Non-current assets held for sale—Savings Shares	(euro)	—	0.03	0.03

		Year ended December 31,
		2016	2015	2014
Average number of Ordinary Shares		15,039,128,128	14,889,773,009	14,851,386,060
Average number of Savings Shares		6,027,791,699	6,026,677,674	6,026,120,661

Total		21,066,919,827	20,916,450,683	20,877,506,721

		Year ended December 31,
		2016	2015	2014
Diluted Earnings Per Share
Profit (loss) for the year attributable to Owners of the Parent		1,808	(70)	1,351
Dilution effect of stock option plans and convertible bonds(*)		43	—	—
Less: additional dividends for the savings shares (0.011 per share and up to capacity)		(66)	—	(66)

	(millions of euros)	1,785	(70)	1,285

Average number of Ordinary and Savings Shares	(millions)	22,194	20,916	20,878

Diluted earnings per share—Ordinary Shares		0.08	—	0.06
Plus: additional dividends per savings Share		0.01	—	0.01

Diluted earnings per share—Savings Shares	(euro)	0.09	—	0.07

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		Year ended December 31,
		2016	2015	2014
Diluted Earnings Per Share From continuing Operations
Profit (loss) from continuing operations attributable to owners of the Parent		1,811	(159)	1,253
Dilution effect of stock option plans and convertible bonds(*)		43	—	—
Less: additional dividends for the Savings Shares		(66)	—	(66)

	(millions of euros)	1,788	(159)	1,187

Average number of Ordinary and Savings Shares	(millions)	22,194	20,916	20,878

Diluted earnings (loss) per share from continuing operations—Ordinary Shares		0.08	(0.01)	0.06
Plus: additional dividends per savings Share		0.01	—	0.01

Diluted earnings (loss) per share from continuing operations—Savings Shares	(euro)	0.09	(0.01)	0.07

Diluted Earnings Per Share From Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	47	611	541

Dilution effect of stock option plans and convertible bonds		—	—	—

Average number of Ordinary and Savings Shares	(millions)	22,194	20,916	20,878

Diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Ordinary Shares	(euro)	—	0.03	0.03

Diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Savings Shares	(euro)	—	0.03	0.03

		Year ended December 31,
		2016	2015	2014
Average number of Ordinary Shares(*)		16,166,142,282	14,889,773,009	14,851,386,060
Average number of Savings Shares		6,027,791,699	6,026,677,674	6,026,120,661

Total		22,193,933,981	20,916,450,683	20,877,506,721

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(*)	The average number of ordinary shares also includes the potential ordinary shares relating to the equity compensation plans of employees for which the (market and non-market) performance conditions have been met, in addition to the theoretical number of shares that are issuable as a result of the conversion of the unsecured equity-linked convertible bond. Consequently, the “Net profit (loss) for the year attributable to Owners of the Parent” and the “Profit (loss) from continuing operations attributable to Owners of the Parent” have also been adjusted to exclude the effects, net of tax, related to the above-mentioned plans and to the convertible bond (+43 million euros in 2016).

Future potential changes in share capital

The table below shows future potential changes in share capital, based on:

•	the issuance of the convertible bond by TIM S.p.A. in March 2015;

•	the authorizations to increase the share capital in place at December 31, 2016; and

•	the options and rights granted under equity compensation plans, still outstanding at December 31, 2016.

	Number of maximum shares issuable	Share capital (thousands of euros)(*)	Additional paid-in capital (thousands of euros)	Subscription price per shares (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	133,042	73	80	1.15
	491,583	270	226	1.01
	893,617	492	393	0.99
	13,762,204	7,569	5,367	0.94

Total additional capital increases not yet approved (ordinary shares)	15,280,446	8,404	6,066

Capital increases already approved (ordinary shares)
2015 Convertible Bond (ordinary shares)(**)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,404

(*)	Amounts stated for capital increases connected with equity compensation plans are the “total estimated value” inclusive, where applicable, of any premiums.

(**)	The number of shares potentially issuable shown may be subject to adjustments.

For further details, please see Note “Financial liabilities (non-current and current)” and Note “Equity compensation plans”.

NOTE 38—SEGMENT REPORTING

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•	Domestic;

•	Brazil;

•	Media (only with reference to 2015 and 2014); and

•	Other Operations.

The Media Business Unit was included into the Domestic Business Unit as of January 1, 2016.

One of the key strategic drivers of growth identified in the TIM Group 2016–2018 Industrial Plan (confirmed by the 2017-2019 Industrial Plan) is the development of 4 Play convergent services through the offer of a broad

Consolidated Financial Statements	Notes To Consolidated Financial Statements

range of diversified video content, to be realized in partnership with key content providers and through Tim Vision, the Group’s own platform of services. Within this framework, Persidera plays and will play an important role in supporting the development of Tim Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera will come from the development of strategic partnerships between TIM and content providers that do not have proprietary broadcasting channels (multiplexes) for Free to Air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2017–2019 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of Ultra Broad Band services in the Consumer segment.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	(millions of euros)
Third-party revenues	14,971	14,960	15,263	4,044	4,634	6,240		82	71	10	43					19,025	19,719	21,574
Intragroup revenues	35	41	40	3	3	5				1	6		(39)	(50)	(45)

Revenues by operating segment	15,006	15,001	15,303	4,047	4,637	6,245	—	82	71	11	49	—	(39)	(50)	(45)	19,025	19,719	21,574
Other income	259	258	382	51	21	18		4	1	1	4					311	287	401

Total operating revenues and other income	15,265	15,259	15,685	4,098	4,658	6,263	—	86	72	12	53	—	(39)	(50)	(45)	19,336	20,006	21,975

Acquisition of goods and services	(5,785)	(6,046)	(5,831)	(2,028)	(2,443)	(3,596)		(33)	(35)	(9)	(48)	(6)	29	38	36	(7,793)	(8,532)	(9,432)
Employee benefits expenses	(2,759)	(3,206)	(2,730)	(336)	(349)	(379)		(4)	(8)	(11)	(30)	(3)			1	(3,106)	(3,589)	(3,119)
of which: accruals to employee severance indemnities	(1)	(1)														(1)	(1)
Other operating expenses	(574)	(999)	(570)	(505)	(470)	(597)		(12)	(4)	(2)	(11)	(3)	(2)	1	(1)	(1,083)	(1,491)	(1,175)
of which: write-downs and expenses in connection with credit management and provision charges	(317)	(506)	(301)	(162)	(149)	(154)		(12)	(3)		(8)	(1)				(479)	(675)	(459)
Change in inventories	16	3	(41)	1	(33)	(11)				(8)	(15)			1		9	(44)	(52)
Internally generated assets	535	556	485	95	88	93							9	12	10	639	656	588
Depreciation and amortization	(3,310)	(3,205)	(3,290)	(980)	(909)	(977)		(23)	(19)				(1)	2	2	(4,291)	(4,135)	(4,284)
Gains (losses) on disposals of non-current assets	(9)		31	23	336	(2)										14	336	29
Impairment reversals (losses) on non-current assets	(3)	(3)	(1)		(240)						(1)					(3)	(244)	(1)

Operating profit (loss)	3,376	2,359	3,738	368	638	794	—	14	6	(18)	(52)	(12)	(4)	4	3	3,722	2,963	4,529

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(23)	1	(5)													(23)	1	(5)
Other income (expenses) from investments																7	10	16
Finance income																2,543	2,760	2,404
Finance expenses																(3,450)	(5,281)	(4,594)

Profit (loss) before tax from continuing operations																2,799	453	2,350
Income tax expense																(880)	(403)	(930)

Profit (loss) from continuing operations																1,919	50	1,420
Profit (loss) from Discontinued operations/Non-current assets held for sale																47	611	541

Profit (loss) for the year																1,966	661	1,961
Attributable to:
Owners of the Parent																1,808	(70)	1,351
Non-controlling interests																158	731	610

Consolidated Financial Statements	Notes To Consolidated Financial Statements

2016 Domestic Business Unit (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a line-by-line basis for the years 2016, 2015 and 2014.

	Domestic
	2016	2015	2014
	(millions of euros)
Third-party revenues	14,890	14,960	15,263
Intragroup revenues	43	41	40

Revenues by operating segment	14,933	15,001	15,303
Other income	256	258	382

Total operating revenues and other income	15,189	15,259	15,685

Acquisition of goods and services	(5,760)	(6,046)	(5,831)
Employee benefits expenses	(2,755)	(3,206)	(2,730)
of which: accruals to employee severance indemnities	(1)	(1)
Other operating expenses	(566)	(999)	(570)
of which: writedowns and expenses in connection with credit management and provision charges	(315)	(506)	(301)
Change in inventories	16	3	(41)
Internally generated assets	534	556	485
Depreciation and amortization	(3,289)	(3,205)	(3,290)
Gains (losses) on disposals of non-current assets	(9)		31
Impairment reversals (losses) on non-current assets	(3)	(3)	(1)

Operating profit (loss)	3,357	2,359	3,738

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(23)	1	(5)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	(millions of euros)
Revenues from equipment sales—third party	1,136	956	954	232	475	1,016				10	43					1,378	1,474	1,970
Revenues from equipment sales—intragroup										1	5		(1)	(5)		—	—	—

Total revenues from equipment sales	1,136	956	954	232	475	1,016	—	—	—	11	48	—	(1)	(5)	—	1,378	1,474	1,970

Revenues from services—third party	13,843	14,017	14,294	3,812	4,159	5,224		82	71							17,655	18,258	19,589
Revenues from services—intragroup	35	41	40	3	3	5					1		(38)	(45)	(45)	—	—	—

Total revenues from services	13,878	14,058	14,334	3,815	4,162	5,229	—	82	71	—	1	—	(38)	(45)	(45)	17,655	18,258	19,589

Revenues on construction contracts—third party	(8)	(13)	15													(8)	(13)	15
Revenues on construction contracts—intragroup																—	—	—

Total revenues on construction contracts	(8)	(13)	15	—	—	—	—	—	—	—	—	—	—	—	—	(8)	(13)	15

Total third-party revenues	14,971	14,960	15,263	4,044	4,634	6,240		82	71	10	43					19,025	19,719	21,574
Total intragroup revenues	35	41	40	3	3	5				1	6		(39)	(50)	(45)	—	—	—

Total revenues by operating segment	15,006	15,001	15,303	4,047	4,637	6,245	—	82	71	11	49	—	(39)	(50)	(45)	19,025	19,719	21,574

Consolidated Financial Statements	Notes To Consolidated Financial Statements

2016 Domestic Business Unit (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a line-by-line basis for the years 2016, 2015 and 2014.

	Domestic
	2016	2015	2014
	(millions of euros)
Revenues from equipment sales—third party	1,136	956	954
Revenues from equipment sales—intragroup

Total revenues from equipment sales	1,136	956	954

Revenues from services—third party	13,762	14,017	14,294
Revenues from services—intragroup	43	41	40

Total revenues from services	13,805	14,058	14,334

Revenues on construction contracts—third party	(8)	(13)	15
Revenues on construction contracts—intragroup

Total revenues on construction contracts	(8)	(13)	15

Total third-party revenues	14,890	14,960	15,263
Total intragroup revenues	43	41	40

Total revenues by operating segment	14,933	15,001	15,303

Consolidated Financial Statements	Notes To Consolidated Financial Statements

PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	(millions of euros)
Purchase of intangible assets	1,113	1,454	1,001	528	505	1,421										1,641	1,959	2,422
Purchase of tangible assets	2,792	3,632	1,782	675	1,121	774		8	6							3,467	4,761	2,562

Purchase of intangible and tangible assets	3,905	5,086	2,783	1,203	1,626	2,195	—	8	6	—	—	—	—	—	—	5,108	6,720	4,984

of which capital expenditures	3,709	3,900	2,783	1,167	1,289	2,195		8	6							4,876	5,197	4,984

of which change in finance leasing contracts	196	1,186		36	337											232	1,523

2016 Domestic Business Unit (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a line-by-line basis for the years 2016, 2015 and 2014.

	Domestic
	2016	2015	2014
	(millions of euros)
Purchase of intangible assets	1,112	1,454	1,001
Purchase of tangible assets	2,786	3,632	1,782

Purchase of intangible and tangible assets	3,898	5,086	2,783

of which capital expenditures	3,702	3,900	2,783

of which change in finance leasing contracts	196	1,186	—

HEADCOUNT BY OPERATING SEGMENT

	Domestic (*)		Brazil		Media		Other operations		Consolidated Total
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
	(number of employees)
Headcount (**)	51,280	52,644	9,849	13,042	—	64	100	117	61,229	65,867

(*)	Following the change in its mission, Persidera became part of the Domestic Business Unit as of January 1, 2016; without that change, the headcount of the Domestic Business Unit at the end of 2016 would have been 51,218.

(**)	The number of personnel at the end of 2015 does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Media		Other operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
	(millions of euros)
Non-current operating assets	47,428	46,392	7,711	5,912		238	5	4	1	(12)	55,145	52,534
Current operating assets	4,472	4,208	1,209	1,095		37	16	44	(1)	(49)	5,696	5,335

Total operating assets	51,900	50,600	8,920	7,007	—	275	21	48	—	(61)	60,841	57,869

Investments accounted for using the equity method	18	41									18	41
Discontinued operations /Non-current assets held for sale												3,904
Unallocated assets											9,587	9,454

Total Assets											70,446	71,268

Total operating liabilities	8,968	8,812	2,397	2,046	—	27	57	82	(16)	(37)	11,406	10,930
Liabilities directly associated with Discontinued operations/Non-current assets held for sale												1,881
Unallocated liabilities											35,487	37,208
Equity											23,553	21,249

Total Equity and liabilities											70,446	71,268

Consolidated Financial Statements	Notes To Consolidated Financial Statements

2016 Domestic Business Unit (excluding the former Media Business Unit)

The table below shows the assets and liabilities of the Domestic Business Unit on a line-for-line basis for the years ended December 31, 2016 and 2015.

	Domestic
	As of December 31, 2016	As of December 31, 2015
	(millions of euros)
Non-current operating assets	47,214	46,392
Current operating assets	4,441	4,208

Total operating assets	51,655	50,600

Investments accounted for using the equity method	18	41

Total Assets
Total operating liabilities	8,959	8,812

b) Reporting by geographical area

		Revenues						Non-current operating assets
		Breakdown by location of operations			Breakdown by location of customers			Breakdown by location of operations
		2016	2015	2014	2016	2015	2014	As of December 31, 2016	As of December 31, 2015
		(millions of euros)
Italy	(A)	14,635	14,743	15,016	13,657	13,772	14,056	46,948	46,144
Outside Italy	(B)	4,390	4,976	6,558	5,368	5,947	7,518	8,197	6,390

Total	(A+B)	19,025	19,719	21,574	19,025	19,719	21,574	55,145	52,534

c) Information about major customers

None of the TIM Group’s customers exceeds 10% of consolidated revenues.

NOTE 39—RELATED PARTY TRANSACTIONS

The following tables reflect figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

The procedure adopted by the Company for the management of related party transactions expressly also applies “to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of the members of the Board of Directors of TIM in office (appointed by the Ordinary Shareholders’ Meeting of April 16, 2014 and subsequently supplemented by the Ordinary Shareholders’ Meeting of December 15, 2015) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.P.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of TIM (even though that shareholder agreement has since been terminated).

Related party transactions, when not dictated by specific laws, were usually conducted at arm’s length. The transactions were subject to the above-mentioned internal procedure which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the TIM Group accepted the offer for the purchase of the entire controlling interest held in the Sofora—Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale). The sale was completed on March 8, 2016.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The effects on the individual line items of the Group’s separate consolidated income statements for the years 2016, 2015 and 2014 are as follows:

Separate consolidated income statement line items 2016

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Revenues	19,025	10	355			365	(23)	342	1.8

Other income	311		1			1		1	0.3
Acquisition of goods and services	7,793	21	231			252	(14)	238	3.1
Employee benefits expenses	3,106		2	83	36	121		121	3.9
Other operating expenses	1,083		1			1		1	0.1
Finance income	2,543		108			108		108	4.2
Finance expenses	3,450		114			114		114	3.3
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(1)	10			9

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Separated consolidated income statement line items 2015

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Revenues	19,719	6	605			611	(187)	424	2.2
Other income	287		1			1		1	0.3
Acquisition of goods and services	8,532	39	323			362	(111)	251	2.9
Employee benefits expenses	3,589		15	86	14	115	(12)	103	2.9
Other operating expenses	1,491		1			1		1	0.1
Other income (expenses) from investments	10		(4)			(4)		(4)	(40.0)
Finance income	2,760		123			123		123	4.5
Finance expenses	5,281	5	92			97		97	1.8
Profit (loss) from Discontinued operations/Non-current assets held for sale	611	(13)	77			64

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Separate consolidated income statement line items 2014

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Revenues	21,574	8	703			711	(167)	544	2.5
Other income	401		10			10		10	2.5
Acquisition of goods and services	9,432	26	415			441	(89)	352	3.7
Employee benefits expenses	3,119		11	89	15	115	(8)	107	3.4
Other operating expenses	1,175		1			1		1	0.1
Finance income	2,404		102			102		102	4.2
Finance expenses	4,594	8	151			159		159	3.5
Profit (loss) from Discontinued operations/Non-current assets held for sale	541	(6)	76			70

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

The effects on the individual line items of the consolidated statements of financial position at December 31, 2016 and at December 31, 2015 are as follows:

Consolidated statement of financial position line items at December 31, 2016

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(2,698)	(12)	(520)		(532)		(532)	19.7
Securities other than investments (current assets)	(1,519)		(110)		(110)		(110)	7.2
Financial receivables and other current financial assets	(389)		(22)		(22)		(22)	5.7
Cash and cash equivalents	(3,964)		(621)		(621)		(621)	15.7
Current financial assets	(5,872)		(753)		(753)		(753)	12.8
Non-current financial liabilities	30,469		912		912		912	3.0
Current financial liabilities	4,056		133		133		133	3.3
Trade and miscellaneous receivables and other current assets	5,426	9	127		136		136	2.5
Miscellaneous payables and other non-current liabilities	1,607		2		2		2	0.1
Trade and miscellaneous payables and other current liabilities	7,646	37	200	26	263		263	3.4

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items at December 31, 2015

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(2,989)	(7)	(542)		(549)		(549)	18.4
Securities other than investments (current assets)	(1,488)		(47)		(47)		(47)	3.2
Financial receivables and other current financial assets	(352)		(16)		(16)		(16)	4.5
Cash and cash equivalents	(3,559)		(72)		(72)		(72)	2.0
Current financial assets	(5,399)		(135)		(135)		(135)	2.5
Discontinued operations/Non-current assets held for sale of a financial nature	(227)
Non-current financial liabilities	30,518		937		937		937	3.1
Current financial liabilities	6,224		168		168		168	2.7
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of financial nature	348
Trade and miscellaneous receivables and other current assets	5,086	2	158		160	(23)	137	2.7
Discontinued operations/Non-current assets held for sale of a non-financial nature	3,677		23		23
Trade and miscellaneous payables and other current liabilities	7,563	32	176	25	233	(16)	217	2.9
Liabilities directly associated with discontinued operations/non-current assets held for sale of a non-financial nature	1,533	11	5		16

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

The effects on the individual line items of the consolidated statements of cash flows for the years 2016, 2015 and 2014 are as follows:

Consolidated statement of cash flows line items 2016

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	5,108	159			159		159	3.1

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items 2015

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	6,720	160	22		182	(2)	180	2.7
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(19)		(2)		(2)

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated statement of cash flows line items 2014

		Related parties
	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	4,984	170	16		186		186	3.7

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES, COMPANIES CONTROLLED BY ASSOCIATES AND JOINT VENTURES

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2016	2015	2014	Type of contract
	(millions of euros)
Revenues
Asscom S.r.l.	1			Insurance brokerage
Italtel group	7	1	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
NordCom S.p.A.	1	1	2	Fixed and mobile voice services, data network connections and outsourcing, I.C.T. products and services
Teleleasing S.p.A. (in liquidation)		3	4	Sale of equipment and maintenance services
Other minor companies	1	1	1

Total revenues	10	6	8

Acquisition of goods and services
Italtel group	16	37	21	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of TIM offerings to the Italtel group customers, and extension of professional services for the Multimedia Video Data Center for the provision of the TIM VISION service
Movenda S.p.A.			2	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development
NordCom S.p.A.	1	1	1	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for base transceiver station housing
Teleleasing S.p.A. (in liquidation)		1	1	Purchase of goods assigned under leasing arrangements with TIM customers
TM Holding News S.p.A.			1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information
W.A.Y. S.r.l.	4			Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering

Totalacquisition of goods and services	21	39	26

Financeexpenses	—	5	8	Interestexpenses for equipment lease and finance leases with Teleleasing S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2016	As of December 31, 2015	Type of contract
	(millions of euros)
Non-current financial assets	12	7	Shareholder loans to Alfiere S.p.A

Trade and miscellaneous receivables and other current assets
Italtel group	6		Provision of equipment rental, fixed and mobile telephone and outsourced communication services
W.A.Y. S.r.l.	1		Supply of fixed-line telephony, ICT and mobile services
Other minor companies	2	2

Total trade and miscellaneous receivables and other current assets	9	2

Trade and miscellaneous payables and other current liabilities
Italtel group	33	28	Supply transactions connected with investment and operations activities
Movenda S.p.A.	1	1	Supply and specialist support for the development of SIM cards, functional development of IT platforms, and software development
NordCom S.p.A.	1	1	Supply and development of IT solutions, provision of customized services as part of Telecom Italia offerings to end customers, and rental expense for base transceiver station housing
W.A.Y. S.r.l.	2	2	Supply of geolocation equipment and related technical support services within the TIM customer offering

Total trade and miscellaneous payables and other current liabilities	37	32

Consolidated statement of cash flows line items

	2016	2015	2014	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis
Italtel group	157	158	169	Purchases of telecommunications equipment
Movenda S.p.A.	2	1	1	Information technology services and licenses for Mobile Connect Cardlets
Other minor companies		1

Total purchase of intangible and tangible assets on an accrual basis	159	160	170

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2016, TIM S.p.A. had issued guarantees in favor of the joint venture Alfiere S.p.A. amounting to 1 million euros.

TRANSACTIONS WITH OTHER RELATED PARTIES (Both through directors, statutory auditors and key managers—or executive officers under US rules—and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties).

The “Procedure for carrying out transactions with related parties”—pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended—, provides that the procedure should also be applied to parties that, regardless of whether they qualify as related parties according to accounting principles, participate in significant shareholder agreements according to art. 122 of the Consolidated Law on Finance that govern candidacies for the TIM Board of Directors, where the slate presented is the slate where the majority of the Directors nominated have been drawn from.

Since August 2016, RCS MediaGroup group is no longer a related party.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2016	2015	2014	Type of contract
	(millions of euros)
Revenues
Generali group	47	109	91	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services
Intesa Sanpaolo group	64	68	56	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	7	6	6	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks
RCS MediaGroup group	2	1		Fixed-line telephony service
Telefonica group	235	421	549	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies			1

Total revenues	355	605	703

Other income
Generali group	1		9	Damage compensation
Other minor companies		1	1

Total other income	1	1	10

Acquisition of goods and services
CartaSi group		5	5	Commissions on collections and top-up services for prepaid mobile users.
Generali group	21	25	32	Insurance premiums and property leases
Intesa Sanpaolo group	11	11	13	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	1	Credit recovery activities
RCS MediaGroup group	1			Provision of content and digital publishing services and fees for telephone top-up services
Telefonica group	188	279	364	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Vivendi group	8	1		Purchase of musical and television digital content (TIM MUSIC and TIM VISION).
Other minor companies	1	1

Total acquisition of goods and services	231	323	415

Employee benefits expenses	2	15	11	Generali group insurance related to the work of personnel

Other operating expenses	1	1	1	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group

Other income (expenses) from investments	—	(4)	—	Loss related to the sale of Teleleasing S.p.A. to the Mediobanca group

Finance income
Intesa Sanpaolo group	83	96	80	Bank accounts, deposits and hedging derivatives
Mediobanca group	18	18	11	Bank accounts, deposits and hedging derivatives
Telefonica group	7	9	11	Finance leases

Total finance income	108	123	102

Finance expenses
Intesa Sanpaolo group	87	68	131	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca group	26	24	20	Term Loan Facility, Revolving Credit Facility and hedging derivatives
Telefonica group	1			Loss on sale of securities held in portfolio

Total finance expenses	114	92	151

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2016	As of December 31, 2015	Type of contract
	(millions of euros)
Non-current financial assets
IntesaSanpaolo group	381	424	Hedging derivatives
Mediobancagroup	80	71	Hedging derivatives
Telefonicagroup	59	47	Finance lease

Total non-current financial assets	520	542

Securities other than investments (current assets)
IntesaSanpaolo group	5	10	Bonds
Mediobancagroup	81	24	Bonds
Vivendigroup	5		Bonds
Telefonicagroup	19	13	Bonds

Total securities other than investments (current assets)	110	47

Financial receivables and other current financial assets
IntesaSanpaolo group	20	14	Hedging derivatives
Mediobancagroup	1	1	Hedging derivatives
Telefonicagroup	1	1	Finance lease

Total financial receivables and other current financial assets	22	16

Cash and cash equivalents
IntesaSanpaolo group	621	67	Bank accounts and deposits
Mediobancagroup		5	Bank accounts and deposits

Total cash and cash equivalents	621	72

Non-current financial liabilities
IntesaSanpaolo group	548	497	Hedging derivatives and loans
Mediobancagroup	364	440	Hedging derivatives and loans

Total Non-current financial liabilities	912	937

Current financial liabilities
IntesaSanpaolo group	42	136	Current accounts, hedging derivatives and payables to other lenders
Mediobancagroup	91	32	Hedging derivatives

Total Current financial liabilities	133	168

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2016	As of December 31, 2015	Type of contract
Trade and miscellaneous receivables and other current assets
Generali group	31	28	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services
Intesa Sanpaolo group	55	64	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	1	1	Voice and MPLS data network services marketing of data devices, sale of equipment for fixed and mobile networks, receivables from Teleleasing sold to the Mediobanca group
RCS MediaGroup group		2	Fixed-line telephony service
Telefonica group	40	63	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software

Total trade and miscellaneous receivables and other current assets	127	158

Miscellaneous payables and other non-current liabilities
Intesa Sanpaolo group	1		Deferral of license rental fees
Other minor companies	1

Total miscellaneous payables and other non-current liabilities	2	—

Trade and miscellaneous payables and other current liabilities

Generali group	3	8	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems
Intesa Sanpaolo group	163	121	Factoring fees, payable resulting from the collection of receivables sold, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	13	7	Credit recovery activities and payables to Teleleasing sold to the Mediobanca group
Telefonica group	17	37	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Vivendi group	4	3	Purchase of musical and television digital content (TIM MUSIC and TIM VISION)

Total trade and miscellaneous payables and other current liabilities	200	176

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items

	2016	2015	2014	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	—	22	16	Acquisition of transmission capacity with the Telefónica group

TRANSACTIONS WITH PENSION FUNDS

The most significant amounts are summarized as follows:

Separate consolidated income statements line items
	2016	2015	2014	Type of contract
	(millions of euros)
Employee benefits expenses				Contributions to pension funds
Fontedir	11	11	11
Telemaco	69	70	73
Other pension funds	3	5	5

Total employee benefits expenses	83	86	89

Consolidated statement of financial position line items

	As of December 31, 2016	As of December 31, 2015	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	4	4
Telemaco	21	21
Other pension funds	1

Total trade and miscellaneous payables and other current liabilities	26	25

* * *

REMUNERATION TO KEY MANAGERS

In 2016, the total remuneration recorded on the accrual basis by TIM S.p.A. or by subsidiaries of the Group in respect of key managers amounted to 36.1 million euros (13.9 million euros in 2015 and 14.8 million euros in 2014), summarized as follows:

	2016		2015		2014
	(millions of euros)
Short-term remuneration	13.1	(1)	11.4	(4)	9.5	(6)
Long-term remuneration	1.9
Employment termination benefit incentives	12.0	(2)			1.5
Share-based payments (*)	9.1	(3)	2.5	(5)	3.8	(7)

	36.1		13.9		14.8

(*)	These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of TIM S.p.A. and its subsidiaries (2014/2016 Stock Option Plan, and Special Award and Stock Option Plans of the South American subsidiaries).

(1)	of which 1.1 million euros recorded by the Latin American subsidiaries.

(2)	of which 0.6 million euros recorded by the Latin American subsidiaries.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(3)	of which 0.2 million euros recorded by the Latin American subsidiaries.

(4)	of which 0.6 million euros recorded by the Latin American subsidiaries.

(5)	of which 0.4 million euros recorded by the Latin American subsidiaries.

(6)	of which 1.4 million euros recorded by the Latin American subsidiaries.

(7)	of which 0.3 million euros recorded by the Latin American subsidiaries.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts shown in the table above do not include the effects:

✓	of the provision for a total amount of 3.6 million euros, related to the 2016/2019 Special Award. This amount represents the discretionary allocation to employees and/or directors of TIM S.p.A. or its subsidiaries, of which the key managers may potentially be beneficiaries in whole or in part;

✓	resulting from the reversal of accruals for the 2014/2016 Stock Option Plan for 3.7 million euros (1.6 million euros in 2015);

✓	the effect of the cancellation of the verifications pertaining to the LTI 2011 and LTI 2012 Plans carried out due to failure to achieve the three year performance target (3.5 million euros in 2014).

The related amounts are broken down below:

	2016	2015	2014
	(millions of euros)
Long term incentive—Special Award	3.6
2014/2016 Stock Option Plan, 2014 and 2015 verifications—share-based payments	(3.7)	(1.6)
LTI 2011 and 2012—2011, 2012 and 2013 verifications—long-term remuneration			(1.9)
LTI 2011 and 2012—2011, 2012 and 2013 verifications—share based payments			(1.6)

Total	(0.1)	(1.6)	(3.5)

In 2016, the contributions paid in to defined contribution plans (Assida and Fontedir) by TIM S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 95,000 euros (126,000 euros in 2015 and 208,000 euros in 2014).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2016, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the TIM Group, including directors, were the following:

Directors:
Giuseppe Recchi	Executive Chairman of TIM S.p.A.
Marco Patuano	(1) Managing Director and Chief Executive Officer of TIM S.p.A.
Flavio Cattaneo	(2) Managing Director and Chief Executive Officer of TIM S.p.A.
(3) General Manager of TIM S.p.A.

Managers:
Rodrigo Modesto de Abreu	(4) Diretor Presidente Tim Participações S.A.
Stefano De Angelis	(5) Diretor Presidente Tim Participações S.A.
Stefano Azzi	(6) Head of Consumer & Small Enterprise
Simone Battiferri	(11) Head of ICT Solutions & Service Platforms
Stefano Ciurli	Head of Wholesale
Antonino Cusimano	(13) Head of Corporate Legal Affairs
Stefano De Angelis	(7) Head of Consumer & Small Enterprise Market
Mario Di Loreto	(8) Head of People Value
Giovanni Ferigo	(6) Head of Technology
Lorenzo Forina	(6) Head of Business & Top Clients
Francesco Micheli	(9) Head of Human Resources & Organizational Development
Cristoforo Morandini	(10) Head of Regulatory Affairs and Equivalence
Giuseppe Roberto Opilio	(11) Head of Technology
Piergiorgio Peluso	Head of Administration, Finance and Control
Paolo Vantellini	(12) Head of Business Support Office

(1)	to March 21, 2016;

(2)	from March 30, 2016;

(3)	from April 12, 2016;

(4)	to May 10, 2016;

(5)	appointed by the Board of Directors of Tim Participações S.A. on May 11, 2016. The powers of the Diretor Presidente were awarded in the Board of Directors meeting held on July 25, 2016;

(6)	from July 28, 2016;

(7)	to May 11, 2016;

(8)	to May 23, 2016;

(9)	from May 23, 2016 (the responsibility for the former People Value function was assigned on an interim basis to the Head of Group Special Projects, Francesco Micheli. The Function was later renamed);

(10)	from March 17, 2016;

(11)	to July 27, 2016;

(12)	until April 15, 2016 (for the same period, the responsibility for the Function was assigned on an interim basis to the Company’s Chief Financial Officer, Piergiorgio Peluso);

(13)	to September 30, 2016.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 40—EQUITY COMPENSATION PLANS

The equity compensation plans in effect at December 31, 2016 are used by TIM for retention purposes and as a long-term incentive for the managers and employees of the Group.

A summary is provided below of the plans in effect at December 31, 2016.

DESCRIPTION OF STOCK OPTION PLANS

TIM S.p.A. 2014-2016 Stock Option Plan

The Stock Option Plan 2014-2016 was approved by the Shareholders’ Meeting of TIM S.p.A. of April 16, 2014 and was initiated following the resolution of the Board of Directors of June 26, 2014.

The objective of the Plan was to encourage Management, who hold organizational positions that are crucial to the business of the Company, to focus on the medium/long-term growth in value of the company shares and it was aimed at the Chief Executive Officer, the Top Management (including Key Officers) and a selected part of TIM Group’s management.

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

The performance conditions are described below:

•	Total Shareholder Return (“TSR”) of TIM which determines 50% of the options. This parameter measures the positioning of TIM’s TSR in the TSR ranking of the Benchmark Panel consisting of: AT&T, Verizon, Telefónica, Deutsche Telekom, Orange, Telekom Austria, KPN, Swisscom, British Telecom, Vodafone and TIM itself. The objective includes different levels of achievement based on the TIM TSR’s positioning in the ranking, which corresponds to a different exercisable percentage of the Options associated to it:

–	150% of the target level for positioning in first place (maximum level);

–	100% of the target level for positioning in fifth place (target level);

–	40% of the target level for positioning in eighth place (minimum level); and

–	no options for positioning below the minimum level.

•	Cumulated Free Cash Flow consolidated in the 2014-2016 three-year period determines the exercisability of the remaining 50% of the allocated options. The parameter measures the Free Cash Flow available for the payment of dividends and repaying the debt, and will be calculated as a cumulative value for the 2014-2016 period. The Options associated with the Cumulated Free Cash Flow objective will become exercisable according to the level of performance achieved over the three years:

–	150% of the target options for over performance of 110% (or more) than the value established in the Plan;

–	100% of the options for achievement of the plan objective 2014-2016 (target level);

–	80% of the target options for achievement of the minimum value, set at 93% of the Cumulated Free Cash Flow value established in the plan (minimum level); and

–	no options for positioning below the minimum level.

Based on the 2016 consolidated financial statements, the number of exercisable options is 20% of the total options assigned to targets:

•	the parameter related to Cumulated Free Cash Flow did not reach the minimum level, therefore no options linked to that parameter (50% of the total allocated to targets) will be exercisable;

•	the Total Shareholder Return was in 8th place in the ranking of the 11 peers, giving the right to the vesting of 40% of the options linked to that parameter (50% of the total allocated to targets).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price). For the allocations made in 2015 and 2016, the strike price was determined as the higher of the price established upon initial allocation and the price resulting from the application of the above criteria at the time of allocation of the options.

Below the summary at the end of the Plan:

•	No. 133,042 shares at a price of 1.15 euros;

•	No. 491,583 shares at a price of 1.01 euros;

•	No. 893,617 shares at a price of 0.99 euros; and

•	No. 13,762,204 shares at a price of 0.94 euros.

Tim Participações S.A. Stock Option Plan

•	2011-2013 Plan

On August 5, 2011, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for key managers of the company and its subsidiaries. Exercise of the options is subject to achieving two objectives simultaneously:

–	absolute performance: increase in value of the Tim Participações S.A.’s shares; and

–	relative performance: performance of Tim Participações S.A.’s shares against a benchmark index mainly composed of the Telecommunications, Information Technology and Media industry.

Performance targets refer to the three-year period 2011-2014 and performance is recorded in July of each year.

The vesting period is 3 years (one third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2011

The grantees of the options were granted the right to purchase a total of 2,833,596 shares.

At December 31, 2016, no options were pending or exercisable. All the plan options have been exercised or have expired due to failure to achieve the minimum conditions set by the plan.

Year 2012

On September 5, 2012 the grantees of the options were granted the right to purchase a total of 2,661,752 shares.

At December 31, 2016, all pending options were vested, but were not exercisable since the minimum performance condition had not been reached. A total of 502,289 options are still pending.

Year 2013

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares.

At December 31, 2016 no option was exercisable. A total of 971,221 options have been exercised and 1,091,464 options are still pending because the minimum performance condition has not yet been reached.

•	2014-2016 Plan

On April 10, 2014, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for key managers of the company and its subsidiaries.

Exercise of the options is not subject to the achievement of specific performance targets, but the exercise price is adjusted upwards or downwards according to the performance of the Tim Participações S.A. shares in

Consolidated Financial Statements	Notes To Consolidated Financial Statements

a ranking of Total Shareholder Return, in which companies in the Telecommunications, Information Technology and Media industry are compared during each year the plan is in effect. If the performance of the Tim Participações S.A. shares, in the 30 days prior to September 29 of each year, is in last place in that ranking, the participant loses the right to 25% of the options vesting at that time.

The vesting period is 3 years (one third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2014

On September 29, 2014, the grantees of the options were granted the right to purchase a total of 1,687,686 shares.

At December 31, 2016, 623,027 options could be considered as lapsed due to failure to achieve the minimum exercise conditions set in the plan whereas 502,097 of the remaining 1,064,659 options could be considered as vested. No option has been exercised.

Year 2015

On October 16, 2015, the grantees of the options were granted the right to purchase a total of 3,355,229 shares.

At December 31, 2015, a total of 780,144 options were considered lapsed and 338,266 options were considered vested.

Year 2016

On November 8, 2016, the grantees of the options were granted the right to purchase a total of 3,922,204 shares.

At December 31, 2016, there were no options that could be considered as vested and no lapsed options.

DESCRIPTION OF OTHER EQUITY COMPENSATION PLANS OF TIM S.p.A.

•	Special Award 2016—2019

The Plan was approved by the Company’s Board of Directors on March 30, 2016, and by the Shareholders’ Meeting of May 25, 2016, for the part to be paid in shares.

The beneficiaries of the Plan are the Chief Executive Officer and other managers to be selected by him.

The Plan was awarded to the Chief Executive Officer by the Board of Directors in its meeting of March 30, 2016; at December 31, 2016, no additional beneficiaries had been identified.

The Special Award has three performance conditions, consisting of the over-performance achieved, separately for each year, with respect to the Group targets set in the 2016 – 2018 Industrial Plan (for the year 2019 the amounts set in the plan for 2018 will be used):

–	EBITDA (weighting 50%);

–	Opex reduction (weighting 25%); and

–	Net financial position (weighting 25%).

With respect to each of the years subject to the incentive, the bonus will consist of 80% of TIM ordinary shares (the number of shares will be calculated by dividing 80% of the bonus accrued in the year by the normal value of the shares at the performance verification date) and 20% in cash.

The result achieved will be calculated on the same company perimeter and using the accounting, fiscal, tax, economic and financial criteria applicable when the 2016-2018 Strategic Plan was approved, net of non-foreseeable payments resulting from operations prior to March 30, 2016 or from share capital changes affecting the results of the calculation parameters.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Following the board approval of the 2019 annual report and accounts (year 2020), all annual bonuses accrued for the entire incentive period shall be paid, subject to the ceiling (referring to the entire four-year period and relating to 5.5% of the over-performance) of 55 million euros gross total (of which 40 million euros gross reserved for the Chief Executive Officer, corresponding to 4% of the over-performance and 15 million euros reserved for the additional beneficiaries, corresponding to 1.5% of the over-performance).

The bonus actually paid, both for the cash and equity component, will be subject to the claw-back mechanisms in force at the time.

The Board of Directors shall have the option to pay the bonus expressed in shares, in whole or in part, by equivalent, based on the normal value of the shares at the time of the board approval of the 2019 annual report.

The actual disbursement of the Special Award is subject to the position being maintained and continued employment with the companies of the TIM Group for the entire incentive period until the board approval of the 2019 annual report, except in cases specifically provided for, such as, where the employee retires or the company that the beneficiary is employed by is no longer part of the Group.

If the Chief Executive Officer leaves his position as a good leaver before payment of the award is made (or as a result of not being appointed as a Board Director when the board is re-elected), he will be paid the annual bonuses already accrued, as well as the Special Award to which he would have been entitled, calculated on a linear basis through the end of the incentive period based on average results already achieved.

For more details, see the information document prepared according to the format laid down in the Issuer Regulations and available on the website www.telecomitalia.com.

Following the results achieved in 2016, costs of around 14 million euros were recorded.

CALCULATION OF FAIR VALUE MEASUREMENT OF THE GRANTED OPTIONS AND RIGHTS

Parameters used to determine fair value—Tim Participações S.A.

Plans/Parameters	Exercise price (reais)	Volatility	Period	Expected dividends (reais)	Risk-free interest rate
Stock option plan 2011	8.84	51.73%	6 years	—	11.94% per annum
Stock option plan 2012	8.96	50.46%	6 years	—	8.89% per annum
Stock option plan 2013	8.13	48.45%	6 years	—	10.66% per annum
Stock option plan 2014	13.42	44.6%	6 years	—	10.66% per annum
Stock option plan 2015	8.45	35.5%	6 years	—	16.10% per annum
Stock option plan 2016	8.10	36.70%	6 years	—	11.73% per annum

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

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows of the TIM Group at December 31, 2016.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 41—OTHER INFORMATION

a)     Exchange rates used to convert the financial statements of foreign operations (*)

	Year-end exchange rates (statements of financial position items)			Average exchange rates for the year (income statements and statements of cash flows items)
(Local Currency against 1 euro)	12/31/2016	12/31/2015	12/31/2014	Year 2016	Year 2015	Year 2014
Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	27.02100	27.02300	27.73500	27.03443	27.28277	27.53672
HUF Hungarian Forint	309.83000	315.98000	315.54000	311.47004	309.93218	308.70632
CHF Swiss Franc	1.07390	1.08350	1.20240	1.09004	1.06813	1.21462
TRY Turkish Lira	3.70720	3.17650	2.83200	3.34284	3.02349	2.90668
GBP Pound Sterling	0.85618	0.73395	0.77890	0.81905	0.72612	0.80628
RON Romanian Leu	4.53900	4.52400	4.48280	4.49053	4.44555	4.44414
RUB Russian Ruble	64.30000	80.67400	72.33700	74.15831	68.03509	51.03756
North America
USD U.S. Dollar	1.05410	1.08870	1.21410	1.10666	1.10970	1.32853
Latin America
VEF Venezuelan Bolivar	14.23035	14.69745	14.56920	14.90133	13.71398	14.83317
BOB Bolivian	7.28383	7.52292	8.38943	7.64702	7.66808	9.18015
PEN Peruvian Nuevo Sol	3.54020	3.70833	3.63265	3.73505	3.53192	3.76818
ARS Argentinean Peso	16.74880	14.09720	10.27550	16.33204	10.26890	10.76605
CLP Chilean Peso	704.94500	772.71300	737.29700	748.49536	726.01073	756.92568
COP Colombian Peso	3,169.49000	3,456.01000	2,892.26000	3,376.68116	3,046.29559	2,654.42017
MXN Mexican Peso	21.77190	18.91450	17.86790	20.65687	17.61029	17.66469
BRL Brazilian Real	3.43542	4.25116	3.22489	3.85935	3.69727	3.12280
PYG Paraguayan Guarani	6,078.92000	6,321.98000	5,620.07000	6,271.31096	5,770.44570	5,920.22584
UYU Uruguayan Peso	30.95680	32.60440	29.58640	33.38458	30.29701	30.83479
Other countries
ILS Israeli Shekel	4.04770	4.24810	4.72000	4.24812	4.31323	4.74603

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

b)     Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	2016	2015	2014
	(millions of euros)
Research and development costs expensed during the year	44	52	55
Development costs capitalized	1,704	1,668	1,063

Total research and development costs (expensed and capitalized)	1,748	1,720	1,118

Moreover, in the 2016 separate consolidated income statement, amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 731 million euros in 2016, 660 million euros in 2015 and 668 million euros in 2014.

c)     Operating leases

In accordance with accounting standards and the provisions of IAS 17, the Group considers operating leases to be non-cancellable when they are only cancellable upon the occurrence of some remote contingencies, with the permission of the lessor, or upon payment by the lessee of such an additional amount (penalty) that continuation of the lease is reasonably certain at the inception of the lease.

In particular:

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2016 and 2015 the amount of lease installments receivables is as follows:

	At December 31, 2016	At December 31, 2015
	(millions of euros)
Within 1 year	118	106
From 2 to 5 years	247	210
Beyond 5 years	128	24

Total	493	340

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2016 and 2015 the amount of lease installments payables is as follows:

	At December 31, 2016	At December 31, 2015
	(millions of euros)
Within 1 year	175	200
From 2 to 5 years	287	403
Beyond 5 years	39	77

Total	501	680

The decrease was mainly due to the reduction in property and vehicle lease payments for TIM S.p.A..

NOTE 42—EVENTS SUBSEQUENT TO DECEMBER 31, 2016

TIM 6-year bond issue for 1 billion euros

On January 19, 2017, TIM S.p.A. issued a bond of 1 billion euros, maturing July 19, 2023, with a coupon of 2.500%, issue price of 99.288%, and redemption price of 100.000%.

The effective yield at maturity is 2.622%, corresponding to a yield of 237 basis points above the reference rate (mid swap).

The bonds were issued under the Group’s EMTN Program of 20 billion euros and are listed on the Luxembourg stock exchange.

NEW PROJECT TO DEVELOP AN ULTRABROADBAND FIXED NETWORK IN THE “WHITE” AREAS

On March 23, 2017, the Board of Directors of TIM approved a project presented by the Chief Executive Officer Flavio Cattaneo to create a company dedicated exclusively to the selective development of new fiber infrastructure in the areas included in the cluster classifications C and D (the rural or so-called “white areas”) based on the EU regulations. The Project is in line with the 2017-2019 Strategic Plan, which was approved by the Board of Directors, and does not envisage an increase in the level of investments that have already been planned. The project is to create a company to be carried out in collaboration with a financial partner, which would be a majority shareholder and which will be selected in the coming months. The procedure to identify a suitable partner is underway.

Through this new company, TIM will aim to achieve its targets to cover the country with Ultrabroadband almost 2 years ahead of the schedule set out in the three year plan. Because of such an acceleration in Clusters C and D, the target of 95% coverage of the Italian population with UBB connections would be expected to be reached in mid-2018, while coverage would be expected to increase to 99%, also with the contribution of wireless technologies, at the end of the current plan in 2019. To create this infrastructure, the new company would aim to use the best technologies available on the market, with FTTC architecture providing speeds of up to 300 Mbps.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Over 6,000 municipalities would be affected by the project, with over 7 million homes to be connected. The company expects to offer all operators wholesale connection services, guaranteeing equal treatment.

NOTE 43—LIST OF COMPANIES OF THE TIM GROUP

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

TIM Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TIM S.p.A.	MILAN	EUR	11,677,002,855
	(ITALY)

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT

4G RETAIL S.r.l.	MILAN	EUR	2,402,241	100.0000		TIM S.p.A.
(sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)	(ITALY)

ADVANCED CARING CENTER S.r.l.	ROME	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.
(telemarketing, market research and surveys activities and development)	(ITALY)

ALFABOOK S.r.l.	TURIN	EUR	100,000	100.0000		OLIVETTI S.p.A.
(on-line sale of digital texts)	(ITALY)

BEIGUA S.r.l.	ROME	EUR	51,480	100.0000		PERSIDERA S.p.A.
(purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	(ITALY)

CD FIBER S.r.l.	ROME	EUR	50,000	100.0000		TIM S.p.A.
(development, implementation, maintenance and management of services network infrastructure and high-speed electronic communication systems)	(ITALY)

FLASH FIBER S.r.l.	MILAN	EUR	30,000	80.000		TIM S.p.A.
(development, implementation, maintenance and supply of the fiber network in Italy	(ITALY)

H.R. SERVICES S.r.l.	L’AQUILA	EUR	500,000	100.0000		TIM S.p.A.
(personnel training and services)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
INFRASTRUTTURE WIRELESS ITALIANE S.p.A..	MILAN	EUR	600,000,000	60.0333		TIM S.p.A.
(installation and operation of installations and infrastructure for management and the sale of telecommunications services)	(ITALY)

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	5,852,430,960	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(managed bandwidth services)	(CHILE)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(construction and management of submarine cable Lev1)	(ISRAEL)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(international wholesale telecommunication services)	(ISRAEL)

NOVERCA S.r.l.	ROME	EUR	10,000	100.0000		TIM S.p.A.
(development and provision of services in the TLC and multimedia sector in Italy and abroad)	(ITALY)

OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20,337,161	100.0000		TIM S.p.A.
(real estate management)	(ITALY)

OLIVETTI S.p.A.	IVREA	EUR	10,000,000	100.0000		TIM S.p.A.
(production and sale of office equipment and information technology services)	(TURIN— ITALY)

PERSIDERA S.p.A.	ROME	EUR	21,428,572	70.0000		TIM S.p.A.
(purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	(ITALY)

TELECOM ITALIA SAN MARINO S.p.A.	BORGO MAGGIORE	EUR	1,808,000	100.0000		TIM S.p.A.
(San Marino telecommunications management)	(REPUBLIC OF SAN MARINO)

TELECOM ITALIA SPARKLE RUSSIA LLC	MOSCOW	RUB	10,000	99.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(RUSSIA)			1.0000		TI SPARKLE IRELAND TELECOMMUNICATION LTD

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TIM S.p.A.
(completion and management of telecommunications services for public and private use)	(ITALY)

TELECOM ITALIA TRUST TECHNOLOGIES S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TIM S.p.A.
(other service activities connected with NCA information technology)	(ROME— ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA VENTURES S.r.l.	MILAN	EUR	10,000	100.0000		TIM S.p.A.
(investment holding company)	(ITALY)

TELECONTACT CENTER S.p.A.	NAPLES	EUR	3,000,000	100.0000		TIM S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A.	BORGO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(development and management of mobile telecommunications plants and services)	(REPUBLIC OF SAN MARINO)

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TIM S.p.A.
(import, export, purchase, sale and trade of electricity)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TIM S.p.A.
(production and sale of equipment and systems for crypto telecommunications)	(ITALY)

TI SPARKLE NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(NETHERLANDS)

TI SPARKLE AMERICAS Inc.	MIAMI	USD	10,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(managed bandwidth services)	(USA)

TI SPARKLE ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	95.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(managed bandwidth services)	(ARGENTINA)			5.0000		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE AUSTRIA GmbH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)

TI SPARKLE BELGIUM S.P.R.L.—B.V.B.A	BRUSSELS	EUR	2,200,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)			0.0001		TI SPARKLE UK Ltd

TI SPARKLE BOLIVIA SRL	LA PAZ	BOB	1,747,600	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(BOLIVIA)			0.0001		TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	71,563,866	99.9999		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(investment holding company)	(BRAZIL)			0.0001		TELECOM ITALIA SPARKLE S.p.A.

TI SPARKLE BRASIL TELECOMUNICACIONES Ltda	RIO DE JANEIRO	BRL	69,337,363	99.9999		TI SPARKLE BRASIL PARTICIPACOES Ltda
(managed bandwidth services)	(BRAZIL)			0.0001		TI SPARKLE AMERICAS Inc.

TI SPARKLE BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(telecommunications services)	(BULGARIA)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TI SPARKLE COLOMBIA Ltda	BOGOTA’	COP	5,246,906,000	99.9999		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(managed bandwidth services)	(COLOMBIA)			0.0001		TI SPARKLE AMERICAS Inc.

TI SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

TI SPARKLE GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)

TI SPARKLE GREECE S.A.	ATHENS	EUR	368,760	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(telecommunications services)	(GREECE)

TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd	DUBLIN	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services, installation and maintenance of submarine cable systems for managed bandwidth services)	(IRELAND)

TI SPARKLE MED S.p.A.	ROME	EUR	3,100,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(installation and management of submarine cable systems)	(ITALY)

TI SPARKLE NORTH AMERICA. INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

TI SPARKLE PANAMA S.A.	PANAMA	USD	10,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(managed bandwidth services)

TI SPARKLE PERU’ S.A.	LIMA	PEN	57,101,788	99.9999		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(managed bandwidth services)	(PERÙ)			0.0001		TI SPARKLE AMERICAS Inc.

TI SPARKLE PUERTO RICO LLC	SAN JUAN	USD	50,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(managed bandwidth services)	(PUERTO RICO)

TT SPARKLE ROMANIA S.R.L.	BUCHAREST	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(ROMANIA)

TI SPARKLE SINGAPORE PTE. Ltd	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TI SPARKLE NORTH AMERICA. INC.

TI SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TI SPARKLE SPAIN TELECOMMUNICATIONS SL	MADRID	EUR	1,687,124	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

TI SPARKLE St. Croix LLC	VIRGIN ISLANDS	USD	10,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(managed bandwidth services)	(USA)

TI SPARKLE SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TI SPARKLE TURKEY TELEKOMÜNIKASYON ANONIM SIRKETI	YENISBONA	TRY	40,600,000	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(telecommunications services)	(ISTANBUL-TURKEY)

TI SPARKLE UK Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(value-added and networking services)	(UK)

TI SPARKLE VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		TI SPARKLE IRELAND TELECOMMUNICATIONS Ltd
(managed bandwidth service)	(VENEZUELA)

TIM REAL ESTATE S.r.l.	MILAN	EUR	50,000	100.0000		TIM S.p.A.
(real estate)	(ITALY)

TIMB2 S.r.l.	ROME	EUR	10,000	99.0000		PERSIDERA S.p.A.
(management of television frequency user rights)	(ITALY)			1.0000		TIM S.p.A.

TIMVISION S.r.l.	ROME	EUR	50,000	100.0000		TIM S.p.A.
(production, co-production, conception and creation of programs, films and audiovisual content, including multimedia and interactive content)	(ITALY)

TIS FRANCE S.A.S.	PARIS	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of telecommunications services for fixed network and related activities)	(FRANCE)

TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda	SAO PAULO	BRL	8,909,639	100.0000		TI SPARKLE BRASIL PARTICIPACOES Ltda
(telecommunications services and promotional services)	(BRAZIL)

TN FIBER S.r.l.	TRENTO	EUR	55,918,000	100.0000		TIM S.p.A.
(design, implementation, maintenance and supply of optical network access to users in the province of Trento)	(ITALY)

BRAZIL BUSINESS UNIT

INTELIG TELECOMUNICAÇÕES Ltda	RIO DE JANEIRO	BRL	4,041,956,045	99.9999		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)			0.0001		TIM CELULAR S.A.

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7,169,029,859	99.9999		TELECOM ITALIA FINANCE S.A.
(investment holding company)	(BRAZIL)			0.0001		TIM S.p.A.

TIM CELULAR S.A.	SAO PAULO	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)

TIM PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	9,913,414,422	66.5819		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(investment holding company)	(BRAZIL)			0.0329		TIM PARTICIPAÇÕES S.A.

OTHER OPERATIONS

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment and supplies)	(GERMANY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership		% of voting rights	Held by
OLIVETTI ESPANA S.A. (IN LIQUIDATION)	BARCELONA	EUR	1,229,309	100.0000			OLIVETTI S.p.A.
(sale and maintenance of office supplies, consultancy and network management)	(SPAIN)

OLIVETTI UK Ltd	NORTHAMPTON	GBP	6,295,712	100.0000			OLIVETTI S.p.A.
(sale of office equipment and supplies)	(UK)

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	100.0000			TIM S.p.A.
(financial company)	(LUXEMBOURG)

TELECOM ITALIA FINANCE IRELAND Ltd (IN LIQUIDATION)	DUBLIN	EUR	1,360,000,000	100.0000			TELECOM ITALIA FINANCE S.A.
(financial company)	(IRELAND)

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	1,818,691,979	100.0000			TIM S.p.A.
(financial company)	(LUXEMBOURG)

TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA Ltda	SAO PAULO	BRL	118,925,803	100.0000			TIM S.p.A.
(telecommunications and promotional services)	(BRAZIL)

TIAUDIT COMPLIANCE LATAM S.A. (IN LIQUIDATION)	RIO DE JANEIRO	BRL	1,500,000	69.9996			TIM S.p.A.
(internal auditing services)	(BRAZIL)			30.0004			TIM BRASIL SERVICOS E PARTICIPACOES S.A.

TIERRA ARGENTEA S.A. (IN LIQUIDATION)	BUENOS AIRES	ARS	0	69.3702			TELECOM ITALIA FINANCE S.A.
(investment holding company)	(ARGENTINA)			30.6298			TIM S.p.A.

TIESSE S.c.p.A.	IVREA	EUR	103,292	61.0000			OLIVETTI S.p.A.
(installation and assistance for electronic, IT, telematics and telecommunications equipment)	(TURIN—ITALY)

TIM TANK S.r.l.	MILAN	EUR	16,600,000	100.0000			TIM S.p.A.
(fund and securities investments)	(ITALY)

Associates and joint ventures accounted for using the equity method

ALFIERE S.p.A. (*)	ROME	EUR	9,250,000	50.0000			TIM S.p.A.
(real estate management)	(ITALY)

AREE URBANE S.r.l. (IN LIQUIDATION)	MILAN	EUR	100,000	32.6200			TIM S.p.A.
(real estate management)	(ITALY)

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000			TIM S.p.A.
(insurance brokerage)	(ITALY)

BALTEA S.r.l. (IN BANKRUPT)	IVREA	EUR	100,000	49.0000			OLIVETTI S.p.A.
(production and sale of office products and telecommunications IT services)	(TURIN—ITALY)

CLOUDESIRE.COM S.r.l.	PISA	EUR	11,671	(**	)		TELECOM ITALIA VENTURES S.r.l.
(design, implementation and marketing of a marketplace platform for the sale of a software as-a-service applications)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership		% of voting rights	Held by
CONSORZIO ANTENNA COLBUCCARO	ASCOLI PICENO	EUR	121,000	20.0000			PERSIDERA S.p.A.
(installation, management and maintenance of pylons complete with workstations for device recovery)	(ITALY)

CONSORZIO ANTENNA MONTECONERO	SIROLO	EUR	51,100	22.2211			PERSIDERA S.p.A.
(multimedia services)	(ANCONA-ITALY)

CONSORZIO E O (IN LIQUIDATION)	ROME	EUR	30,987	50.0000			TIM S.p.A.
(training services)	(ITALY)

DONO PER S.C.A.R.L.	ROME	EUR	30,000	33.3333			TIM S.p.A.
(collection and distribution of funds for charitable purposes or for financing of political parties or political and social movements)	(ITALY)

ECO4CLOUD S.r.l.	RENDE	EUR	19,532	(**	)		TELECOM ITALIA VENTURES S.r.l.
(development, production and sale of innovative products or services with high technological value	(COSENZA-ITALY)

ITALTEL GROUP S.p.A.	SETTIMO MILANESE (MILAN—	EUR	825,695	34.6845		19.3733	TELECOM ITALIA FINANCE S.A.
(investment holding company)	(ITALY)

ITALTEL S.p.A.	SETTIMO MILANESE (MILAN—	EUR	2,000,000	(**	)		TIM S.p.A.
(telecommunications systems)	(ITALY)

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998			TELECOM ITALIA FINANCE SA
(design, construction and diffusion of internet sites, products and computer media)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000			TIM S.p.A.
(application service provider)	(ITALY)

OILPROJECT S.r.l.	MILAN	EUR	13,556	(**	)		TELECOM ITALIA VENTURES S.r.l.
(research, development, marketing and patenting of all intellectual property related to technology, information technology and TLC)	(ITALY)

PEDIUS S.r.l.	ROME	EUR	137	(**	)		TELECOM ITALIA VENTURES S.r.l.
(implementation of specialized telecommunications applications, telecommunications services over telephone connections, VoIP services)	(ITALY)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	47.8019			TIM S.p.A.
(real estate management)	(ITALY)

TIGLIO II S.r.l. (IN LIQUIDATION)	MILAN	EUR	10,000	49.4700			TIM S.p.A.
(real estate management)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership		% of voting rights	Held by
W.A.Y. S.r.l.	TURIN	EUR	136,383	39.9999			OLIVETTI S.p.A.
(development and sale of geolocation products and systems for security and logistics)	(ITALY)

WIMAN S.r.l.	MATTINATA	EUR	21,568	(**	)		TELECOM ITALIA VENTURES S.r.l.
(development, management and implementation of platforms for social-based Wi-Fi authentications)	(FOGGIA-ITALY)

Other significant investments

ARMNet S.r.l.	SASSARI	EUR	889	14.5107			TELECOM ITALIA VENTURES S.r.l.
(analysis, design, construction and marketing of IT systems)	(ITALY)

CEFRIEL S.r.l.	MILAN	EUR	1,115,595	10.3618			TIM S.p.A.
(training)	(ITALY)

CONSORZIO ANTENNA TOLENTINO	RECANATI	EUR	86,000	16.6666			PERSIDERA S.p.A.
(installation, management and maintenance of pylons complete with workstation for device recovery)	(MACERATA-ITALY)

CONSORZIO EMITTENTI RADIOTELEVISIVE	BOLOGNA	EUR	119,309	18.6600			PERSIDERA S.p.A.
(broadcasting activities)	(ITALY)

CONSORZIO HEALTH INNOVATION HUB (IN LIQUIDATION)	TRENTO	EUR	48,000	12.5000			TIM S.p.A.
(market development systems and services for the sector social and health)	(ITALY)

DAHLIA TV S.p.A. (IN LIQUIDATION)	ROME	EUR	11,318,833	10.0800			TIM S.p.A.
(pay-per-view services)	(ITALY)

EDO.IO S.r.l.	ROME	EUR	720	11.1111			TELECOM ITALIA VENTURES S.r.l.
(analysis, design, development and sale of IT systems)	(ITALY)

FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900			TIM S.p.A.
(financial company)	(ITALY)

IGOON. S.r.l.	NAPLES	EUR	13,578	10.8500			TELECOM ITALIA VENTURES S.r.l
(development of platforms and mobile applications able to provide the user a solution, innovative to organize and share all their digital content)	(ITALY)

INNAAS S.r.l.	ROME	EUR	108,700	13.0046			TELECOM ITALIA VENTURES S.r.l.
(design, development and sale of high-tech software and hardware)	(ITALY)

ITALBIZ.COM Inc.	DELAWARE	USD	4,721	19.5000			TIM S.p.A.
(internet services)	(USA)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
KOPJRA S.r.l.	SCHIO	EUR	13,352	13.4062		TELECOM ITALIA VENTURES S.r.l.
(design, development and sale of high-tech software and hardware)	(VICENZA-ITALY)

MIX S.r.l.	MILAN	EUR	99,000	10.8500		TIM S.p.A.
(internet service provider)	(ITALY)

PARCO SCIENTIFICO E TECNOLOGICO DELL’AREA METROPOLITANA DI NAPOLI.	NAPLES	EUR	1,678,501	16.4756		TIM S.p.A.
(design of science parks)	(ITALY)

TXN Società a Responsabilità Limitata Semplificata	ARIANO IRPINO	EUR	333	14.4100		TELECOM ITALIA VENTURES S.r.l.
(software development)	(AVELLINO-ITALY)

(*)	Joint Venture.

(**)	Associates over which TIM S.p.A., directly and indirectly, exercise significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).