Form 20-F
period 2017-12-31
TIM S.p.A.
filed 2018-04-16
CIK 948642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

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

TIM S.p.A.

Corso d’Italia, 41, 00198 Rome, Italy

+39.06.36.88.1

piergiorgio.peluso@telecomitalia.it

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares (the “Ordinary Share ADSs”)	The New York Stock Exchange
Ordinary Shares (the “Ordinary Shares”)	The New York Stock Exchange*
American Depositary Shares, each representing 10 Savings Shares (the “Savings Share ADSs”)	The New York Stock Exchange
Savings Shares (the “Savings Shares”)	The New York Stock Exchange*
Guarantee of Guaranteed Senior Notes due 2018 of Telecom Italia Capital	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2019 of Telecom Italia Capital	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2033 of Telecom Italia Capital	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2034 of Telecom Italia Capital	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2036 of Telecom Italia Capital	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2038 of Telecom Italia Capital	The New York Stock Exchange**

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the external transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

**	Not for trading, but only in connection with the registration of the corresponding Guaranteed Senior Notes of Telecom Italia Capital (a wholly-owned subsidiary of TIM S.p.A.).
†	The term”new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements for the year ended December 31, 2017 of the TIM Group (including the notes thereto) included elsewhere herein.

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

Such statements include, but are not limited to, statements under the following headings: (i) “Item 3. Key Information—3.1 Risk Factors”, (ii) “Item 4. Information on the TIM Group—4.1 Business—4.1.7 Updated Strategy”, (iii) “Item 4. Information on the TIM Group—4.3 Regulation”, (iv) “Item 5. Operating and Financial Review and Prospects”, (v) “Item 8. Financial Information—8.2 Legal Proceedings” and (vi) “Item 11. Quantitative and Qualitative Disclosures About Market Risks”, including statements regarding the likely effect of matters discussed therein.

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

Introduction

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

•	our ability to successfully implement our internet and broadband/ultrabroadband strategy;

•	our ability to successfully achieve our financial targets (including debt reduction);

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Italy, Brazil and other countries in which we operate;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage any business or operating model transformation plans;

•	disruptions or uncertainties resulting from the United Kingdom’s exit from the European Union;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

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

Vivendi

means the Vivendi S.A. a limited liability company (société anonyme) incorporated under French law and subject to French commercial company law including the French commercial Code (Code de commerce). Vivendi S.A. is an integrated content and media group. The company operates businesses throughout the media value chain, from talent discovery to the creation, production and distribution of content. For such key definition see also below.

* * *

On July 27, 2017, the Board of Directors of TIM S.p.A. acknowledged the start, under Italian law, of the Direction and Coordination by Vivendi S.A..

On September 13, 2017, the Consob (the public authority responsible for regulating the Italian financial markets) communicated that “it considered that Vivendi exercises de facto control over TIM pursuant to Italian rules and regulations”.

Therefore, this Annual Report has been prepared in accordance with the relevant provisions, indicating Vivendi S.A. as the “Controlling Entity” and TIM S.p.A. as the company subject to direction and coordination.

For further details, please see “Item 7. Major Shareholders And Related-Party Transactions”.

* * *

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

•

Broadband Accesses: in the domestic fixed telephony business, includes broadband retail accesses and broadband wholesale accesses directly managed by TIM and excludes OLO LLU and NAKED, satellite, full-infrastructured and FWA—Fixed Wireless Accesses. Broadband retail accesses are included as part of physical accesses;

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

We present below:

1)	our main objectives as set out in our 2018-2020 Strategic Plan (the “2018-2020 Plan” or the “Plan”); and

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

On March 6, 2018, TIM’s Board of Directors approved the 2018–2020 Strategic Plan (the “Plan”). The Plan provides for the digitalization of all processes to dramatically enhance the digital experience for best- in-class customer engagement and to create an effective digital journey. Customer experience is expected to be improved by offering one single and intuitive interface that will allow for more customized, multi-channel interaction, thanks to a renewed IT architecture. The above implies a fully digital model of relationship with the client, based on the use of Big Data and advanced analytics to sustain the customer base and capture new growth opportunities, contributing to the consolidation of TIM’s leadership in the Fixed and Mobile segments.

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

•	our ability to successfully implement our internet and broadband/ultrabroadband strategy;

•	our ability to successfully achieve our financial targets (including debt reduction);

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

[1]	CoSO Report-ERM Integrated Framework 2004.

Item 3. Key Information	Risk Factors

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Italy, Brazil and other countries in which we operate;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage any business or operating model transformation plans;

•	disruptions or uncertainties resulting from the United Kingdom’s expected exit from the European Union;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

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

STRATEGIC RISKS

Weak global economic conditions, including the continuing weakness of the Italian economy and political conditions in Brazil, have adversely affected our business in recent years. Economic recovery in the Euro Area has been uneven. Economic conditions in the Italian economy have shown improvement, however, uncertainty persist with respect to the economic outlook, which could have a negative impact on our operating results and financial condition.

Our business is dependent on general economic conditions in Italy and in our other principal market, Brazil, including with respect interest rate levels, inflation, taxation and general business conditions. The weak economic conditions of the last several years have had an adverse impact on our business and result of operation.

The prolonged economic recession that Italy has experienced in recent years has negatively impacted development prospects in our core Italian market. The Italian economic recession has ended and according to government estimates economic growth is estimated at 1.5% for 2017 and 1.5% for 2018. Gross fixed investment, household consumption, exports and employment have shown improvement. However, Italian GDP growth continues to lag the Eurozone average. Uncertainty related to the outcome of the political elections and the announced reductions in the ECB bond buying program may raise costs for government borrowing, while the Fiscal Compact obligations to lower the debt-to-GDP ratio will likely prevent any expansionary fiscal policy measures in the years to come.

In Brazil economic growth has resumed, after declining for eight consecutive quarters. Initially driven primarily by improvements in the agriculture sector, Brazil’s recovery now appears to be positively impacted by growth across various sectors. GDP is expected to grow by 1.1% in 2017 and 2.0% in 2018 and inflation has fallen to below the target set by the Brazilian central bank. This has resulted in rising real incomes and lower interest rates, which are expected to further support the recovery. Unemployment has declined, however, consumer and business confidence still remain sensitive to political developments.

Despite the positive trend, continuing uncertainty about global economic conditions poses a risk as consumer and business customers postpone spending in response to tighter credit, negative financial news (including high levels of unemployment) or declines in income or asset values, which could have a material negative effect on the demand for our products and services. Economic difficulties in the credit markets and other economic conditions may reduce the demand for or the timing of purchases of our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our targets. Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.

Item 3. Key Information	Risk Factors

Vivendi is our largest shareholder and exercises substantial influence over us.

As of the date hereof, the largest single shareholder in the Company is Vivendi S.A. (“Vivendi”), which holds, directly, a stake of approximately 23.94% of ordinary share capital. With a holding of this size, Vivendi can exercise significant influence over matters subject to a vote of the ordinary shareholders of the Company, such as nominations to the Board of Directors (the “Board”), matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. In addition, Vivendi’s significant holding may also have the effect of discouraging others from making tender offers for our shares. See “Item 7. Major Shareholders and Related-Party Transactions—7.1.1. Major Shareholders”.

Competition Risks

Alternative infrastructure operators in Italy could pose a threat to us, particularly in the medium to long term.

In the fixed market, alternative network operators (“Alt Net”), such as Open Fiber and Infratel have disclosed and started to implement plans to develop alternative ultrabroadband telecommunications networks in Italy in the main Italian cities and in so-called “market failure” areas. Similar alternative developments, either on a standalone basis or through partnerships with OLOs, could adversely impact our businesses, assets and goodwill and, as a consequence, our economic and financial performance. In particular, we face risks with respect to increasing competition in the National Wholesale Market, which could result in losses with respect to our customer base and revenues and a potential loss of retail market share and revenues.

Strong competition in Italy or other countries where we operate may further reduce our core market share for telecommunications services and may cause reductions in prices and margins thereby having a material adverse effect on our results of operations and financial condition.

Telecommunications operators have generally faced challenging market conditions in recent years, principally as a result of the decline in voice traffic and significant pricing pressures resulting from increased competition among operators.

Strong competition exists in all principal areas of the Italian telecommunications business in which we operate. Competition may become even more acute in the coming years, with additional international operators accessing the Italian market.

The Italian telecommunications market is experiencing a phase of transformation with respect to competition. Since December 31, 2016, Wind Tre has become operative. Wind Tre resulted from the merger of Wind and H3G, which was authorized by regulatory bodies subject to certain structural “corrective measures”, including the sale of frequencies and signature of a roaming contract, and which cleared the way for French operator Iliad to enter the Italian market as the fourth mobile infrastructured player alongside TIM, Vodafone and Wind Tre. Iliad is expected to enter the Italian market in 2018.

Moreover, convergence has enabled lateral competition from Information Technology (or IT), over-the-top (“OTT”), Media and Devices/Consumer Electronic players. This competition may further increase due to globalization and the consolidation of the telecommunications industry in Europe, including Italy, and elsewhere.

The emergence of alternative infrastructure operators could also pose a threat to us, particularly in the medium to long term.

Competition in our principal lines of business has led, and could lead, to:

•	price and margin erosion for our traditional products and services;

•	loss of market share in our core markets;

•	loss of existing or prospective customers; and

•	greater difficulty in retaining existing customers.

Item 3. Key Information	Risk Factors

In addition, competition with respect to innovative products and services in our Italian domestic fixed-line, mobile telephony and broadband/ultrabroadband businesses, has led, and could lead to:

•	obsolescence of existing technologies and more rapid deployment of new technologies;

•	an increase in costs and payback period related to investments in new technologies that are necessary to retain customers and market share; and

•	difficulties in reducing debt and funding strategic and technological investments if we cannot generate sufficient profits and cash flows.

Although we continue to take steps to realize additional efficiencies and to rebalance our revenue mix through the continuous introduction of innovative and value-added services, if any or all of the events described above occur, the impact of such factors could have a material adverse effect on our results of operations and financial condition.

Continuing rapid changes in technologies could increase competition, reduce usage of traditional services and require us to make substantial additional investments.

We, like other operators, face increasing competition from non-traditional data services on new voice and messaging over-the-internet technologies, in particular OTT applications such as Skype, FaceTime, Messenger and WhatsApp. These applications are often free of charge, other than charges for data usage and are accessible via smartphones, tablets and computers. These applications provide users with potentially unlimited access to messaging and voice services over the internet, bypassing more expensive traditional voice and messaging services, such as SMS, which have historically been a source of significant revenues for fixed and mobile network operators like TIM. In Italy and Brazil, an increasing number of customers are using OTT applications services instead of traditional voice and SMS communications.

Historically, we have generated a substantial portion of our revenues from voice and SMS services, particularly in our mobile business in Italy, and the substitution of data services for these traditional voice and SMS volumes has had and could continue to have a negative impact on our revenues and profitability.

If non-traditional voice and messaging data services continue to increase in popularity, as they are expected to, and we are unable to address such competition, our average revenue per user (“ARPU”) could decline and we would face lower margins across many of our products and services, resulting in a material adverse effect on our business, results of operations, financial condition and prospects.

We may be adversely affected if we fail to successfully implement our Internet and broadband/fiber/4.5G/5G NGNM strategy.

The continuing development of Internet and broadband/fiber services constitutes a strategic objective for us. We aim to increase the use of our networks in Italy and abroad to offset the continuing decline of traditional voice services. Our ability to successfully implement this strategy may be negatively affected if:

•	broadband/fiber mobile coverage does not grow as we expect;

•	competition grows to include players from adjacent markets or technological developments introducing new platforms for Internet access and/or Internet distribution;

•	we are unable to provide superior broadband/fiber connections and broadband/mobile services relative to our competitors;

•	we experience network interruptions or related capacity problems with network infrastructure; and

•	we are unable to obtain adequate returns from the investments related to our network development.

However, implementation of 4.5G/5G ultrabroadband mobile technologies is dependent on a number of factors including the following:

•	MISE (Ministero dello Sviluppo Economico) competition for additional spectrum assignment;

•	availability and selection of cutting edge technology from our network/platforms and device vendors.

Item 3. Key Information	Risk Factors

If we fail to achieve our objectives for the implementation of ultrabroadband mobile coverage in a timely manner, or at all, we may lose market share to our competitors in this strategically important segment.

Any of the above factors may adversely affect the successful implementation of our strategy, our business and results of operations.

Our business may be adversely affected if we fail to successfully implement our Information and Communications Technology (ICT) strategy.

We intend to continue focusing on Information Technology-Telecommunication (“IT-TLC”) convergence by addressing the ICT market, offering network and infrastructure management, as well as application management. In particular, as the market for cloud services continues to grow, the ICT market is expected to become a key element of our strategy.

We expect increasing competition in this market as additional competitors (mainly from telecommunications operators, through the acquisition of and partnerships with IT operators) also enter this market. If we fail to grow our market share or compete effectively, our revenues could be negatively affected.

Our business may be adversely affected if we fail to successfully implement our “next-generation networks” strategy.

One of our goals is to accelerate the roll-out of a new telecommunications network capable of providing customers with ultrabroadband connections, generally referred to as a next-generation network (“NGN”).

However, implementation of ultrabroadband technologies is dependent on a number of factors including:

•	delays in receiving the necessary permissions and authorizations for installation of NGN lines;

•	resistance by road administrators to the use of innovative techniques for excavation and the laying fiber optic cables;

•	delay in the operation of SINFI (Sistema Informativo Nazionale Federato delle Infrastrutture).

In areas not provided for under our development plan or where implementation of the ultrabroadband plan is conditioned upon the grant of public funds, in addition to those listed above, the following factors should be considered:

•	allocation of public funds at the local level;

•	fulfilment of technical and economic conditions related to the EuroSUD (a European funding telematic counter) tenders awarded to us; and

•

the awarding of tenders for the grant of public funds, which unduly penalize TIM by setting wholesale prices considerably lower than the regulated prices applicable to TIM’s similar services which are set in its Reference Offer as approved by AGCom.

If we fail to achieve our objectives for the implementation of ultrabroadband coverage in a timely manner, or at all, we may lose market share to our competitors in this strategically important segment, which may adversely impact our business, financial condition and results of operations.

We are subject to risks associated with political developments in countries where we operate.

Changes in political conditions in Italy (considering also the results of the March 4, 2018 election) and in other countries where we have made significant investments (particularly in countries where the political situation is less predictable than in Western Europe) may have an adverse effect upon our business, financial condition, results of operations and cash flows.

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

As a result, the rules presently in force provide for:

•

the power of the Italian Government to impose conditions and possibly oppose the purchase, under certain conditions, by non-EU entities, of controlling stakes in companies that hold the aforementioned types of assets. Until the end of the 15-day period from the notice of the purchase, within which conditions may be imposed, or the power to oppose the initiative exercised, voting rights (and any rights other than the property rights) connected to shares whose sale entails the transfer of control, may be suspended. The same rights may be suspended in the case of any non-compliance with or breach of the conditions imposed on the purchaser, for the whole of the period in which the non-compliance or breach persists. Any resolutions adopted with the determining vote of said shares or holdings, as well as the resolutions or acts adopted that breach or do not comply with the conditions imposed, will be null and void;

•

veto power by the Italian Government (including through the imposition of prescriptions or conditions) over any resolution, act or transaction that has the effect of modifying the ownership, control or availability of such strategic assets or changing their destination, including resolutions of merger, demerger, transfer of registered office abroad, transfer of the company or business units which contain the strategic assets, or their assignment by way of guarantee. Resolutions or acts adopted breaching such prescriptions are null and void. The Government may also order the company and any other party to restore the antecedent situation at their own expense.

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

System and network failures could result in reduced user traffic and reduced revenue and could harm our reputation. In addition, our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with new data protection legislation UE 2016/679 General Data Protection Regulation (GDPR), that will be mandatory by May 25, 2018.

We have executed a deep gap analysis, identified the main issues, and consequently planned and deployed a master plan to reach a full compliance with new GDPR requirements, facilitated by the strength of present data protection operative model yet adopted by the Company.

Item 3. Key Information	Risk Factors

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

In addition, our operations involve daily processing and storage of large amounts of customer data and require uninterrupted, accurate, permanently available, real-time and safe transmission and storage of customer and other data in compliance with applicable laws and regulations. The proper functioning of, including prevention of unauthorized access to, our networks, systems, computers, applications and data, such as customer accounting, network control, data hosting, cloud computing and other information technology systems is critical to our operations. We may be held liable for the loss, release, disclosure or inappropriate modification of the customer data stored on our equipment or carried by our networks. IT system failure, interruption of service availability, industrial espionage, cyber-attack or data leakage, in particular relating to customer data, could seriously limit our ability to service our clients, result in significant compensation costs for which indemnification or insurance coverage may be only partially available, result in a breach of laws and regulations under which we operate or lead to fines and could cause long-term damage to our business and reputation. See “Item 4. Information on the TIM Group—4.3. Regulation—4.3.11. Privacy and Data Protection”.

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

If we, or another Group company, face an adverse decision in any of the legal proceedings to which we are a party, and are ordered to pay amounts greater than what we have recognized to cover potential liabilities, we may face adverse effects with respect to our and/or our Group’s operations, financial position, income statement and cash flows.

The final outcomes of those proceedings are generally uncertain. As of December 31, 2017, we had, on a consolidated basis, recognized potential liabilities of 461 million euros. In recognizing these liabilities, we took into consideration the risks connected with each dispute and the relevant accounting standards, which require reserves to be recognized where liabilities are probable and can be estimated reliably. The provisions represent an estimate of the financial risk connected with the particular proceedings, in line with the relevant accounting standards. Nonetheless, we may be obligated to meet liabilities linked to unsuccessful outcomes for proceedings that were not taken into consideration when calculating those reserves and the provisions made may not be sufficient to fully meet such obligations through use of our reserves. Such a development could have adverse effects on our business, financial position, results of operations and cash flows.

Risks associated with the use of internet by our customers could cause us to suffer losses and adversely affect our reputation.

Pursuant to applicable Italian regulation, we, as a host and provider of data transmission services, are required to inform competent authorities without delay of any alleged illegal or illicit activity by our customers of which we are aware. We must also provide the authorities with any information we have identifying such customers. Any failure to comply with this obligation could cause us to become involved in civil proceedings or could harm public perception of our brand and services. Any such event could result in legal and/or regulatory proceedings, make us subject to direct or indirect monetary losses and could materially harm our reputation.

We are exposed to the risk of labor disputes, in particular as a result of our plan to restructure our labor costs.

We have undertaken a restructuring of various aspects of our workforce in an effort to improve standards of service and expertise and achieve greater efficiency and reduce personnel costs. To that end, we entered into a new union agreement on September 7, 2015. In addition, on September 21, 2015, which expired in December 2016 and October 27, 2015, we entered into agreements that provide for voluntary relocation and employment support schemes. On November 8, 2017, we signed another agreement related to voluntary dismissals.

The efforts undertaken with respect to this restructuring have continued in 2017. Such agreements provides for a number of different measures to enable us to manage our workforce in line with our business plan and include employment support schemes (e.g., the introduction of reduced hours and wages), known as “contratti di solidarietà”, as well voluntary relocation, early retirement measures and re-training.

With respect to the 2018-2020 Strategic Plan, we are aiming to continue a transformation in order to facilitate stable growth in the market.

Therefore, we are currently in the process of executing the 2018 – 2020 Industrial Plan, presented and discussed with Trade Unions on March 13, 2018. In this context, the guidelines related to personnel are to adopt measures aimed at supporting our reorganization and the transformation in the announced “DigiTIM”.

Item 3. Key Information	Risk Factors

Relations between us and our workers/trade unions are not generally adversarial and strikes or protests involving a majority of workers are not common, however, such occurrences carry a moderate risk of disruptions in work and/or reduced service. Generally, such occurrences would be expected negatively impact our customers, our business and our reputation.

FINANCIAL RISKS

Our leverage is such that deterioration in cash flow can change the expectations of our ability to repay our debt and the inability to reduce our debt could have a material adverse effect on our business. Continuing volatility in international credit markets may limit our ability to refinance our financial debt.

As of December 31, 2017, our consolidated gross financial debt was 32,864 million euros, compared to 34,525 million euros on December 31, 2016. Our consolidated net financial debt was 26,091 million euros as of December 31, 2017, compared to 25,955 million euros on December 31, 2016. Our high leverage continues to be a factor in our strategic decisions as it has been for a number of years and the reduction of our leverage remains a key strategic objective. As a result, however, we are reliant on cost-cutting and free cash flow to finance critical technology improvements and upgrades to our network, although we are taking steps to raise additional capital to support critical investment.

Due to the competitive environment and the continuing weak economic conditions, there could be deterioration in our income statement and financial measures used by rating agencies, such as Moody’s, Standard & Poor’s and Fitch, to assess our ability to repay our debt and determine our credit quality.

Although rating downgrades do not generally have an immediate impact on outstanding debt, other than outstanding debt instruments for which the interest expense is specifically impacted by such ratings, downgrades could adversely impact our ability to refinance existing debt and could increase costs related to refinancing existing debt and managing our derivatives portfolio.

Factors that are beyond our control such as deterioration in the telecommunications sector, unfavorable fluctuations in interest rates and/or exchange rates, further disruptions in the capital markets, particularly debt capital markets and continuing weakness in general economic conditions at the national level could have a significant effect on our ability to reduce our debt and refinance existing debt through further access to the financial markets. Because debt reduction is one of our strategic objectives, failure to reduce debt could be viewed negatively and could adversely affect our credit ratings.

The management and development of our business will require us to make significant further capital and other investments. If we are unable to finance our capital investments as described above, we may need to incur additional debt in order to finance such investment. Our future results of operations may be influenced by our ability to enter into such transactions, which, in turn, will be determined by market conditions and factors that are outside our control. In addition, if such transactions increase our leverage, it could adversely affect our credit ratings.

Fluctuations in currency exchange and interest rates and the performance of the equity markets in general may adversely affect our results.

In the past, we have made substantial international investments, significantly expanding our operations outside of the Euro zone, particularly in Latin America.

Our non-current operating assets are located as follows:

•

Italy: as of December 31, 2017 and December 31, 2016, respectively, 48,591 million euros (87.4 percent of total non-current operating assets) and 46,948 million euros (85.1 percent of total non-current operating assets); and

•

Outside of Italy: as of December 31, 2017 and December 31, 2016, respectively, 7,032 million euros (12.6 percent of total non-current operating assets) and 8,197 million euros (14.9 percent of total non-current operating assets). Non-current operating assets outside of Italy are primarily denominated in Brazilian Reais.

Item 3. Key Information	Risk Factors

We generally hedge our foreign exchange exposure but do not cover conversion risk relating to our foreign subsidiaries. According to our policies, the hedging of the foreign exchange exposure related to the financial liabilities is mandatory. Movements in the euro exchange relative to other currencies (particularly the Brazilian Real) may adversely affect our consolidated results. A rise in the value of the euro relative to other currencies in certain countries in which we operate or have made investments will reduce the relative value of the revenues or assets of our operations from those countries and, therefore, may adversely affect our operating results or financial position.

In addition, we have raised, and may raise an increasing proportion, financing in currencies other than the euro, principally U.S. dollars and British pound sterling. In accordance with our risk management policies, we generally hedge the foreign currency risk exposure related to non-euro denominated liabilities, through cross-currency and interest rate swaps.

Furthermore, as of December 31, 2017 and December 31, 2016, 29 percent of our consolidated gross debt was subject to the accrual of interest at floating rates, net of derivative instruments hedging such risks. As of December 31, 2017, and December 31, 2016, we had derivative contracts in place for the sole management of our interest rate risk, including interest rate swaps, for notional amounts of 5,919 million euros and 4,919 million euros, respectively. Any changes in interest rates that have not been adequately hedged by derivative contracts may result in increased financial liabilities in connection with our floating rate debt, which may have adverse effects on the results of our operations and cash flows.

An increase of sovereign spreads, and of the default risk they reflects, in the countries where we operate, may affect the value of our assets in such countries.

We may also be exposed to financial risks such as those related to the performance of the equity markets in general, and, more specifically, risks related to the performance of the share price of Group companies.

On June 23, 2016, the United Kingdom (the “U.K.”) held a referendum in which voters approved an exit from the European Union (the “EU”), commonly referred to as “Brexit”. The potential impact of Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations that remain ongoing. As a result of the referendum, global markets have been adversely impacted, including an initial sharp decline in the value of the British pound relative to the U.S. dollar and the euro. Since late 2017, the British pound has recovered some of its value relative to the U.S. dollar and the euro, while the U.S. dollar has declined against various other currencies, highlighting ongoing volatility in global currency exchange rates. Brexit-related uncertainty during the negotiation period and the electoral success of anti-EU movements in other EU countries, could result in further instability in global financial markets and uncertainty with respect to national laws and regulations in Europe. Brexit, as well as potential threats by other EU members to exit the EU, could adversely affect our business, financial condition, operating results and cash flows.

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

Pursuant to the EU regulatory framework, the Italian regulator, Autorità per le Garanzie nelle Comunicazioni (“AGCom”), is required to identify operators with “Significant Market Power” (“SMP”) in the relevant markets subject to regulation. On the basis of market analyses proceedings (“Market Analyses”), AGCom imposes requirements necessary to address identified competition problems. Current requirements are mainly focused on the regulation of our wholesale business, while the regulation of retail markets has been largely withdrawn, with the exception of price tests on retail access offers (for telephone, broadband and ultrabroadband services).

Within this regulatory framework, the main risks we face include the lack of predictability concerning both the timing of the regulatory proceedings and their final outcome and possible AGCom decisions that apply

Item 3. Key Information	Risk Factors

retroactively and their potential impact on expected Group results and on the guidance presented to the market (e.g., review of prices from prior years following the decisions of Administrative Courts, repricing decisions, proceedings that impact technological decisions and return on investment).

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

The Italian Antitrust Authority, Autorità Garante per la Concorrenza ed il Mercato (“AGCM”), may also intervene in our business, setting fines and/or imposing changes in our service provision operating processes and in our offers.

In December 2015, we began the implementation of a new model that includes a number of structural changes in the provision of our bottleneck access services (on both copper and fiber networks), aimed at meeting the requirements and recommendations issued by AGCom, AGCM, the Supervisory Board (Organo di Vigilanza per la Parità di Accesso) and the Supreme Administrative Court (Consiglio di Stato) (the “New Equivalence Model”). The New Equivalence Model, will improve the current equality of access guarantees by means of a greater symmetry in organization, processes, information systems and databases for the provision of bottleneck access services in order to decrease future regulatory, competition and litigation risks.

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

For further information regarding the matters discussed above and other aspects of the regulatory environments in which our businesses operate, see “Item 4. Information on the TIM Group—Item 4.3 Regulation”.

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

Item 3. Key Information	Risk Factors

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

For convenience only (except where noted otherwise), certain euro figures have been translated into dollars at the rate (the “Euro/Dollar Exchange Rate”) of €1.00= U.S.$ 1.2022, using the last noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 29, 2017.

These translations should not be construed as a representation that the euro amounts actually represent such dollar amounts or have been or could be converted into dollars at the rate indicated.

For the purpose of this Annual Report, “billion” means a thousand million.

The following table sets forth for the years 2013 to 2017 and for the beginning of 2018 certain information regarding the Noon Buying Rate for Dollars expressed in U.S.$ per €1.00.

Calendar Period	High	Low	Average(1)	At Period end
2013	1.3816	1.2774	1.3281	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015	1.2015	1.0524	1.1096	1.0859
2016	1.1516	1.0375	1.1072	1.0552
2017	1.2041	1.0416	1.1298	1.2022
2018 (through April 6, 2018)	1.2488	1.1922	1.2288	1.2274

Monthly Rates	High	Low	Average(1)	At Period end
November 2017	1.1936	1.1577	1.1743	1.1898
December 2017	1.2022	1.1725	1.1836	1.2022
January 2018	1.2488	1.1922	1.2197	1.2428
February 2018	1.2482	1.2211	1.2340	1.2211
March 2018	1.2440	1.2216	1.2334	1.2320
2018 (through April 6, 2018)	1.2292	1.2230	1.2269	1.2274

(1)	Average of the rates for each period.

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

3.3    SELECTED FINANCIAL AND STATISTICAL INFORMATION

The selected financial data set forth below are consolidated financial data of the TIM Group as of and for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013, which have been extracted or derived, with the exception of amounts presented in U.S. dollars, financial ratios and statistical data, from the Consolidated Financial Statements of the TIM Group prepared in accordance with IFRS as issued by IASB and which have been audited by the independent auditor PricewaterhouseCoopers S.p.A.

In 2017, the Group applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group since January 1, 2017, described in the “Note—Accounting Polices” of the Notes to the Consolidated Financial Statements included elsewhere herein.

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report.

Item 3. Key Information	Selected Financial And Statistical Information

	Year ended December 31,
	2017	2017(*)	2016(*)	2015(*)	2014(*)	2013(*)
	(millions of U.S. dollars, except percentages, ratios, employees and per share amounts)(1)	(millions of euros, except percentages, ratios, employees and per share amounts)
Separate Consolidated Income Statement Data:
Revenues	23,837	19,828	19,025	19,719	21,574	23,443

Operating profit (loss)	3,956	3,291	3,722	2,963	4,529	2,752

Profit (loss) before tax from continuing operations	2,136	1,777	2,799	453	2,350	570

Profit (loss) from continuing operations	1,547	1,287	1,919	50	1,420	(556)
Profit (loss) from Discontinued operations/Non-current assets held for sale			47	611	541	341

Profit (loss) for the year	1,547	1,287	1,966	661	1,961	(215)

Profit (loss) for the year attributable to Owners of the Parent(2)	1,348	1,121	1,808	(70)	1,351	(659)

Capital Expenditures	6,854	5,701	4,876	5,197	4,984	4,400

Financial Ratios:
Operating profit (loss)/Revenues (ROS)(%)	16.6%	16.6%	19.6%	15.0%	21.0%	11.7%
Ratio of earnings to fixed charges(3)	2.06	2.06	2.65	1.18	2.18	1.29

Employees, average salaried workforce in the Group, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (average number)	54,946	54,946	57,855	61,553	59,285	59,527
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (average number)			2,581	15,465	15,652	15,815

Basic and Diluted earnings per Share (EPS)(4):
Ordinary Share	0.06	0.05	0.08	—	0.06	(0.03)
Savings Share	0.07	0.06	0.09	—	0.07	(0.03)

Dividends:
per Ordinary Share (5)
per Saving Share (5)	0.033	0.0275	0.0275	0.0275	0.0275	0.0275

Item 3. Key Information	Selected Financial And Statistical Information

	As of December 31,
	2017	2017	2016	2015	2014	2013
	(millions of U.S. dollars, except employees)(1)	(millions of euros, except employees)
Consolidated Statement of Financial Position Data:
Total Assets	82,691	68,783	70,446	71,268	71,596	70,264

Equity:
Equity attributable to owners of the Parent	25,916	21,557	21,207	17,554	18,068	16,985
Non-controlling interests	2,676	2,226	2,346	3,695	3,516	3,086

Total Equity	28,592	23,783	23,553	21,249	21,584	20,071

Total Liabilities	54,099	45,000	46,893	50,019	50,012	50,193

Total Equity and liabilities	82,691	68,783	70,446	71,268	71,596	70,264

Share capital(6)	13,930	11,587	11,587	10,650	10,634	10,604

Net financial debt(7)	31,367	26,091	25,955	28,475	28,021	27,942

Employees, number in the Group at year-end, including personnel with temporary work contracts:
Employees (excluding employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale) (number at year-end)	59,429	59,429	61,229	65,867	66,025	65,623
Employees relating to the consolidated companies considered as Discontinued operations/Non-current assets held for sale (number at year-end)				16,228	16,420	16,575

	As of December 31,
	2017	2016	2015	2014	2013
	(thousands)
Statistical Data:
Domestic (Italy) Business Unit
Physical accesses(8)	18,995	18,963	19,209	19,704	20,378
Of which physical accesses (retail)	11,044	11,285	11,742	12,480	13,210
Broadband accesses	10,154	9,206	8,890	8,750	8,740
Of which retail broadband accesses	7,641	7,191	7,023	6,921	6,915
Mobile lines	30,755	29,617	30,007	30,350	31,221

Brazil Business Unit
Mobile lines(9)	58,634	63,418	66,234	75,721	73,431

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

(1)	For the convenience of the reader, Euro amounts for 2017 have been converted into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 29, 2017 of €1.00 = 1.2022 U.S.$.

(2)	For the purposes of IFRS, “Parent”, as used in this Annual Report, means TIM S.p.A.

Item 3. Key Information	Selected Financial And Statistical Information

(3)	For purposes of calculating the ratio of “earnings to fixed charges”:

•	“Earnings” is calculated by adding:

–	profit (loss) before tax from continuing operations;

–	“fixed charges” (as defined below);

–	amortization of capitalized interest and debt issue discounts or premiums;

–	dividends from associates and joint ventures accounted for using the equity method;

–	share of losses of associates and joint ventures accounted for using the equity method and then subtracting:

–	capitalized interest for the applicable period; and

–	share of earnings of associates and joint ventures accounted for using the equity method.

•	“Fixed charges” is calculated by adding:

–	interest expenses (both expensed and capitalized);

–	issue costs and any original debt issue discounts or premiums; and

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

For the purpose of these calculations, the weighted average number of:

–	Ordinary Shares was:

•	15,039,368,195 for the year ended December 31, 2017

•	15,039,128,128 for the year ended December 31, 2016;

•	14,889,773,009 for the year ended December 31, 2015;

•	14,851,386,060 for the year ended December 31, 2014; and

•	13,571,392,501 for the year ended December 31, 2013.

–	Savings Shares was:

•	6,027,791,699 for the years ended December 31, 2017 and 2016;

•	6,026,677,674 for the year ended December 31, 2015;

•	6,026,120,661 for the years ended December 31, 2014 and 2013.

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

(5)

Subject to approval at the Annual Shareholders’ Meeting to be held on April 24, 2018. TIM’s dividend coupons for its Savings Shares for the year ended December 31, 2017, will be clipped on June 18, 2018 and will be payable from June 20, 2018.

(6)	Share capital represents share capital issued net of the accounting par value of treasury shares; accounting par value is the ratio of total share capital and the number of issued shares.

(7)

Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2017—5.2.3 Non-GAAP Financial Measures”.

(8)	Excludes full-infrastructured OLOs and FWA-Fixed Wireless Access.

(9)	Starting from 2014, data also includes company lines (active SIM cards used by the TIM Brasil group and its employees). The comparative data for 2013 have been appropriately restated.

Item 3. Key Information	Dividends

3.4    DIVIDENDS

The determination of our future dividend policy, and the amounts thereof, will depend upon a number of factors, including but not limited to our earnings, financial condition and cash requirements, prospects and such other factors as may be deemed relevant at the time.

The following table sets forth the dividends per Ordinary Share and per Savings Share declared by TIM with respect to each of the last five fiscal years and the aggregate dividends paid in such years. Actual dividends paid are rounded to the nearest whole cent. No ordinary share dividend is being paid for the year ended December 31, 2017.

	Dividends on Ordinary Shares			Dividends on Savings Shares
Year ended December 31,	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)	Euros per Share	U.S. Dollars per Share(1)	(millions of euros)
2013	—	—	—	0.0275	0.0381	165.72
2014	—	—	—	0.0275	0.0307	165.72
2015	—	—	—	0.0275	0.0310	165.76
2016	—	—	—	0.0275	0.0307	165.76
2017(2)	—	—	—	0.0275	0.0338	165.76

(1)

Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on the respective payment dates. For the year ended December 31, 2017, Euro amounts have been translated into U.S. dollars using the Noon Buying Rate in effect on April 6, 2018.

(2)

Subject to approval at the Annual Shareholders’ Meeting to be held on April 24, 2018. TIM’s dividend coupons for its Savings Shares for the year ended December 31, 2017, will be clipped on June 18, 2018 and will be payable from June 20, 2018.

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

Item 4.    INFORMATION ON THE TIM GROUP

4.1     BUSINESS

4.1.1    BACKGROUND

The legal name of the company is Telecom Italia S.p.A. also named “TIM S.p.A.”.

The Annual Shareholders Meeting held on May 25, 2016 approved an amendment to the Company’s bylaws, permitting the company to be named “Telecom Italia S.p.A.” or “TIM S.p.A.”.

TIM is a joint-stock company established under Italian law on October 29, 1908, with registered offices in Milan at Via Gaetano Negri 1. The secondary head office of TIM is located at Corso d’Italia 41, Rome. The telephone number is +39 (02) 85951. The company is recorded in the Milan Companies Register at number 00488410010, R.E.A. (Repertorio Economico Amministrativo) at number 1580695 and R.A.E.E. (Rifiuti di Apparecchiature Elettriche ed Elettroniche) register at number IT08020000000799.

Our Depositary in New York (JP Morgan Chase Bank N.A.) is presently located at 4 New York Plaza, New York, New York 10004.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

After the effectiveness of the demerger of Telco S.p.A. (previously the largest shareholder of TIM and whose investors were Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Telefónica S.A.), on June 24, 2015, Vivendi S.A. (“Vivendi”), an integrated media and content group based in France, increased its ownership stake in TIM to 14.9% of Ordinary Shares, becoming our largest shareholder. In the following months, Vivendi subsequently increased its shareholding in the Company and, as of April 9, 2018, Vivendi holds 23.94% of the ordinary share capital of TIM. Vivendi does not hold Savings Shares (or Savings Share ADSs) does not have different voting rights in meetings of ordinary shareholders of TIM.

At the Shareholders’ Meeting held on May 4, 2017, a new Board of Directors of 15 members was appointed for a 3-year term that terminates following the approval of the financial statements for the year ended December 31, 2019. Vivendi’s slate obtained the highest number of votes and, as a consequence, 10 of 15 Directors were appointed from this slate.

See “Item 6. Directors, Senior Management and Employees—6.1 Directors” for further details.

4.1.2    DEVELOPMENT

On March 6, 2018, TIM presented its 2018–2020 Strategic Plan. The 2018-2020 Plan sets out the primary strategic objectives of the TIM Group over the next three years as well as a number of strategic priorities to achieve such objectives.

For more details, please see “—4.1.7 Updated Strategy”.

4.1.3    BUSINESS

The Group operates mainly in Europe, South America and the Mediterranean Basin.

The TIM Group is principally engaged in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The operating segments of the TIM Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil).

In 2017, there were no significant changes in the scope of consolidation of the TIM Group.

The principal changes in the scope of consolidation for 2016 were as follows:

•	TIMVISION S.r.l.—Business Unit Domestic: established on December 28, 2016;

•	Noverca S.r.l.—Business Unit Domestic: 100% of the company acquired by TIM S.p.A. on October 28, 2016;

Item 4. Information On The TIM Group	Business

•	Flash Fiber S.r.l.—Domestic Business Unit: established on July 28, 2016;

•	Sofora—Telecom Argentina group: classified under Discontinued operations (discontinued operations/non-current assets held for sale). The company was sold on March 8, 2016; and

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

For further details please see “Item 5. Operating and Financial Review and Prospects—5.2 Results of Operations for the Three Years Ended December 31, 2017—5.2.2. Business Segments” and “Note—Scope of Consolidation” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The following is a summary description of the TIM group’s principal geographical business areas.

Domestic Business Area

TIM operates as the market leader in Italy providing telephone and data services on fixed-line and mobile networks for final customers (retail) and other operators (wholesale).

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

TIM is one of four mobile operators authorized to provide services using GSM 900 technology in Italy and one of four operators authorized to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS authorization and providing third-generation telephony services in Italy and it is one of the three operators that acquired a 800MHz spectrum in 2011 to provide 4G Service in Italy. In addition, TIM possesses 2600MHz and 1450MHz licenses.

At December 31, 2017, the TIM Group had approximately 11,044 thousand physical accesses (retail) in Italy, a decrease of 241 thousand compared to December 31, 2016. The Wholesale customer portfolio in Italy was approximately 7,951 thousand accesses for telephone services at December 31, 2017, an increase of 273 thousand accesses as compared to December 31, 2016. The broadband portfolio in Italy was 10,154 thousand accesses at December 31, 2017 (consisting of approximately 7,641 thousand retail accesses and 2,513 thousand wholesale accesses), an increase of 948 thousand compared to December 31, 2016 (9,206 thousand accesses). In addition, the TIM Group had approximately 30,755 thousand mobile telephone lines in Italy at December 31, 2017, an increase of 1,138 thousand compared to December 31, 2016.

Brazil Business Area

The TIM Group operates in the mobile phone, fixed telephony, in long-distance and data transmission markets in Brazil through the TIM Brasil group which offers mobile services using UMTS, GSM and LTE technologies. With the acquisitions of 700MHz and 2.5GHz radiofrequencies, the focus is on accelerating the development of 4G and 3G networks. Moreover, with the acquisitions of Intelig Telecomunicações (now TIM S.A.), Tim Fiber RJ and Tim Fiber SP (now merged into Tim Celular S.A.), the portfolio of services has been expanded by offering optic fiber data transmission using full IP technology, such as DWDM and MPLS and offering residential broadband services.

At December 31, 2017, the TIM Group had 58.6 million mobile telephone lines in Brazil, as compared to 63.4 million at December 31, 2016.

Item 4. Information On The TIM Group	Business

4.1.4    DISPOSALS AND ACQUISITIONS OF SIGNIFICANT EQUITY INVESTMENTS IN 2017

For a description of disposals and acquisitions of significant equity investments in 2017 please see “Note —Scope of consolidation” and “Note—Investments” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

4.1.5    RECENT DEVELOPMENTS DURING 2018

Shareholders’ meetings called for the renewal of Directors

On March 22, 2018, TIM’s Board of Directors met to consider, among other matters, the request of shareholders Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership to supplement the agenda for the Shareholders’ Meeting that has been called for April 24, 2018.

During the meeting, the Board acknowledged the resignation of the Executive Deputy Chairman (and Chairman of the Strategy Committee) Giuseppe Recchi, effective immediately. With respect to the powers over the Security department and those activities and assets of the Company that are of importance from a defense and national security perspective, previously assigned to the Deputy Chairman Recchi, the Board of Directors appointed Franco Bernabè as the Director with those responsibilities. Mr. Bernabè (already a member of the Strategy Committee) was also appointed as Deputy Chairman, with the prerogatives set forth in the law and the Company Bylaws.

During the Board meeting, each of the following members resigned, effective April 24, 2018, prior to the Ordinary Shareholders’ Meeting of the Company to be held on that date:

•	Arnaud de Puyfontaine–Executive Chairman (member of the Strategy Committee by right),

•	Camilla Antonini–Director (member of the Control and Risk Committee, independent),

•	Frédéric Crépin–Director (member of the Strategy Committee and the Nomination and Remuneration Committee),

•	Félicité Herzog–Director (member of the Control and Risk Committee, independent),

•	Marella Moretti–Director (member of the Control and Risk Committee, independent), and

•	Hervé Philippe–Director (member of the Nomination and Remuneration Committee).

The Company has subsequently received a notice of resignation from Director Anna Jones (Chair of the Nomination and Remuneration Committee, independent).

In resigning, the aforementioned Directors expressed the hope that their resignations would help clarify and provide certainty to the governance of the Company, passing the responsibility of appointing the new board to the Shareholders’ Meeting in accordance with applicable law and the Bylaws.

Article 9.10 of the TIM Bylaws provides that if at “any time a majority of the members of the Board of Directors should cease to hold office, for any cause or reason, the remaining Directors shall also be understood to have resigned, and will cease to hold office from the moment the Board of Directors is reconstituted by appointment by the shareholders’ meeting”. Acknowledging that from April 24, 2018 these conditions are expected to be met, the Board of Directors decided by a majority to call for a meeting of the Ordinary Shareholders to be held on May 4, 2018.

The Board of Directors did not supplement the agenda for the Shareholders’ Meeting of April 24, 2018 (regarding the removal and replacement of Directors Arnaud Roy de Puyfontaine, Hervé Philippe, Frédéric Crépin, Giuseppe Recchi, Félicité Herzog and Anna Jones), given that, on April 24, 2018, the Directors in question would have all resigned and ceased to hold office.

On March 27, 2018, the Board of Statutory Auditors examined the request received from the shareholders Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership to supplement the agenda of the Shareholders’ Meeting to be held on April 24, 2018 and decided to supplement the agenda in accordance with the

Item 4. Information On The TIM Group	Business

terms requested.

On April 4 2018, a supplemented agenda for the shareholders meeting called for April 24, 2018 was published with the following two additional items:

•

revocation of the directors (in the measure necessary, according to the timing of the resignations offered and accepted during the board meeting of March 22, 2018, pursuant to article 2385, subsection one, of the Italian Civil Code); and

•

appointment of six Directors, in the persons of Fulvio Conti, Massimo Ferrari, Paola Giannotti De Ponti, Luigi Gubitosi, Dante Roscini and Rocco Sabelli, to replace Arnaud Roy de Puyfontaine, Hervé Philippe, Frédéric Crépin, Giuseppe Recchi, Félicité Herzog and Anna Jones, who have ceased to hold office.

On March 29, 2018, TIM announced that its Board of Directors would meet on April 9, 2018 to discuss potential actions to be taken following the decision by the Board of Statutory Auditors to supplement the agenda for the Shareholders’ Meeting of April 24, 2018, following the request from shareholders Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership.

On April 5, 2018, TIM announced that, in view of the ordinary Shareholders’ Meeting called for May 4, 2018 (single call), Vivendi S.A., with a declared total shareholding of approximately 23.94% of the capital with voting rights, proposed the following slate of candidates for appointment of the Company’s Board of Directors:

1.	Amos GENISH

2.	Arnaud Roy de PUYFONTAINE

3.	Franco BERNABÈ

4.	Marella MORETTI*

5.	Frédéric CREPIN

6.	Michele VALENSISE*

7.	Giuseppina CAPALDO*

8.	Anna JONES*

9.	Camilla ANTONINI*

10.	Stephane ROUSSEL

The candidates indicated with an asterisk declare themselves independent.

In presenting the slate, Vivendi also put forth the additional proposals to be resolved on relating to the renewal of the Board of Directors as follows:

•	set the number of members of the Company’s Board of Directors at fifteen;

•	set the term of office at three years, with expiry of the term on the date of the Shareholders’ Meeting to be held for the approval of the financial statements for the year 2020; and

•

set the total annual compensation of the Board of Directors in accordance with art. 2389, paragraph 1, of the Italian Civil Code, assuming a composition of fifteen members, to be allocated among the Directors in accordance with the resolutions to be passed by the Board at Euro 2,200,000.

TIM: AGCom notified of commencement of project to voluntarily separate the fixed access network

On March 27, 2018, TIM notified AGCom, pursuant to Article 50 of the Electronic Communications Code, of the voluntarily separation of its access network through the creation of a separate legal entity (“NetCo”). The new company, which is 100% controlled by TIM, will have its assets (access network infrastructure, from the exchange to customers’ homes, as well as buildings, electronic equipment and IT systems) and the personnel necessary to provide wholesale services independently. The model is intended to guarantee full equality of treatment, thanks to a single access point; a “one-stop shop” for regulated and unregulated wholesale services for all operators, including TIM. The project, approved by the Board of Directors on March 6, 2018, will follow the procedures set forth in the Electronic Communications Code and the timing defined by the Authority.

Item 4. Information On The TIM Group	Business

The creation of the NetCo will leave the Group scope unchanged and will occur in compliance with the provisions of the Golden Power regulations.

The Board of Directors by a majority vote considered unlawful the decision to supplement the agenda of the shareholders’ meeting of April 24, 2018 taken by the Board of Statutory Auditors.

Call notice for the Shareholders’ meeting on May 4, 2018 remains valid and effective.

The Board of Directors of TIM met on April 9, 2018 to assess the Board of Statutory Auditors’ decision to supplement the agenda of the Shareholders’ Meeting due to be held on April 24, 2018 thereby granting the request made by the shareholders Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership on March 23, 2018.

The Board, also supported by its legal advisors and having received three pro veritate opinions provided by some of the most authoritative legal experts (Piergaetano Marchetti, Giuseppe Portale, Roberto Sacchi), concluded that:

•

the Board of Statutory Auditors’ decision was not compliant with the correct application of the rules governing the powers of the control body. The Board of Statutory Auditors, in fact, can only intervene in a situation of “inertia” (inactivity) of the administrative body in granting the supplementation request made by the shareholders and not in a situation where there is a justified decision, which the Board of Statutory Auditors does not agree with, as was the case in this situation;

•

the Board of Statutory Auditors made its decision on the basis of a note it received in an unorthodox manner from the legal consultants of the Elliott funds on March 24, 2018, which was after the time period prescribed by law. Moreover, the note was not shared with the Board of Directors until after the decision had already been made. The Board of Directors was not asked to comment, which might have prevented a decision to supplement the Agenda of the Shareholders’ Meeting, which is contradictory, unlawful and detrimental to the interests of TIM’s shareholders;

•

the supplement to the Agenda, to which the Board of Statutory Auditors has given its resolution, goes against article 9.10 of TIM’s Bylaws, which provides that “if a majority of the seats on the Board of Directors should become vacant for any cause or reason, the remaining Directors shall be deemed to have resigned and they shall cease to hold office from the time the Board of Directors has been reconstituted by persons appointed by the Shareholders’ Meeting”. It also goes against article 2386, subsection four, of the Italian Civil Code, which states that “if specific provisions of the Bylaws require that after some directors cease to hold office the entire Board should be divested of office, the Shareholders’ meeting to appoint the new Board shall be called as a matter of urgency by the directors who have remained in office”;

•

the Board of Directors confirms that the call for the TIM shareholders’ meeting on May 4, 2018 is legitimate, in order to proceed with the entire renewal of the Board, in compliance with the binding market rules regulating the vote of the slates, on which the Board of Statutory Auditors did not express an opinion.

The Board of Directors, has therefore decided by majority vote and with the contrary vote from Directors Borsani, Calvosa, Cornelli, Frigerio and Vivarelli:

1.	to formally dissociate from the Board of Statutory Auditors’ decision, which it considers erroneous and particularly serious;

2.

to confirm that the request to supplement the Agenda of the Shareholders’ Meeting of April 24, 2018 submitted by the Elliott funds has been superseded, in view of the resignations of eight Directors (all of which shall come into effect before the start of the Shareholders’ meeting); and to confirm the validity of the call notice for the TIM Shareholders’ meeting on May 4, 2018 in order to proceed with the full renewal of the Board of Directors;

3.	to take every legal action to protect the rights and interests of all shareholders and of the Company;

4.

to set out in full the reasons for its decisions by publishing the relevant documents (opinions and accompanying preparatory note on the discussion, along with the documentation that will be made available by the Board of Statutory Auditors) on its website, to allow all TIM shareholders to have full knowledge of the Board of Directors’ positions so that they can make informed decisions; and

Item 4. Information On The TIM Group	Business

5.	to send all the documents mentioned to Consob for consideration of those matters which are within its remit.

In rejecting the arguments brought by the Board of Directors to support its deliberation, on April 9, 2018 the Board of Statutory Auditors reiterated the legitimacy of its own determinations.

Furthermore, in execution of the decision taken by the Board of Directors on April 9, 2018, TIM appealed before the Milan Court of Justice the decision of the Board of Statutory Auditors to supplement the agenda of the Shareholders’ Meeting of April 24, 2018 in accordance with the request of the Elliott funds.

TIM has requested from the Milan Court of Justice the application of urgency provisions by April 24, 2018, when Shareholders’ Meeting is scheduled.

4.1.6    OVERVIEW OF THE TIM GROUP’S MAJOR BUSINESS AREAS

The following is a chart of the TIM Group’s Business Units as of December 31, 2017:

(*)	Business unit.
(**)	Main subsidiaries: TIM S.p.A., INWIT S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., Olivetti S.p.A., HR Services S.r.l, TIMVision S.r.l. and Noverca S.r.l.

For further details about companies which are part of the Business Units, please see Note “List of companies of the TIM Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

For the revenues, operating profit (loss) and number of employees of the TIM Group’s Business Units please see “Item 5. Operating and financial review and prospects—5.2 Results of operations for the three years ended December 31, 2017—5.2.5 Business unit financial data”.

4.1.7    UPDATED STRATEGY

Strategic Priorities and Objectives for the 2018–2020 Strategic Plan

On March 6, 2018, TIM’s Board of Directors approved the 2018–2020 Strategic Plan (the “Plan”). The Plan provides for the digitalization of all processes to dramatically enhance the digital experience for best-in-class customer engagement and to create an effective digital journey. Customer experience is expected to be improved by offering one single and intuitive interface that will allow for more customized, multi-channel interaction, thanks

Item 4. Information On The TIM Group	Business

to a renewed IT architecture. The above implies a fully digital model of relationship with the client, based on the use of Big Data and advanced analytics to sustain the customer base and capture new growth opportunities, contributing to the consolidation of TIM’s leadership in the Fixed and Mobile segments.

The objective over the Plan’s time span is to significantly increase digital engagement with customers.

The customer offer, based on TIM’s network leadership (fiber, 4.5G and 5G early adoption in 2020), focuses on greater convergence.

The Plan, focusing on digital innovation as a key element for a leadership positioning in the Gigabit Society, is aimed at:

•	creating best-in-class customer engagement through a digital and agile customer journey redesign;

•	supporting leadership positioning by sustaining premium customer base and capturing new growth opportunities in and outside the core business;

•	accelerating cash flow generation to strengthen capital structure and increase shareholder return; and

•	implementing a new agile organization and performance-based and data driven culture.

The main strategic priorities in the domestic (Italian) market are:

Consumer:

•	sustain premium customer base through convergence (data and exclusive content);

•	extract more value from customer base through the acceleration of fiber migration and new avenues of growth; and

•	transform customer engagement through Digital journeys and new simplified portfolios.

Business:

•	sustain traditional revenue base through convergence, fiber and VOIP migration;

•	accelerate evolution towards an “ICT Company” to capture new growth opportunities (e.g., cloud, ICT on SMEs).

Wholesale:

•	sustain traditional revenues through fiber migration;

•	step-change growth of non-regulated sales by radically improving customer engagement;

•	optimize coverage to improve competitive positioning.

An important contribution to the Plan is also expected from the subsidiaries TIM Brasil, Inwit and Telecom Italia Sparkle, for which strategic priorities include:

TIM Brasil: for the Brazilian market, the 2018 – 2020 Industrial Plan aims to confirm Tim Brasil’s leadership in Ultra-Broadband Networks and digitalize Tim Brasil customers’ experience to become the best telecommunication provider in Brazil and consistently continue to improve the financial results in terms of profitability and cash generation. In particular, a further boost is expected to be given to the 4G network with the deployment of the 700MHz coverage that, by the end of the 2018-2020 Plan, is expected to reach more than 4,200 cities. Additionally, in order to achieve the 2018-2020 Plan’s objectives regarding the digitalization of the customer’s experience, Tim Brasil is planning to almost double the KPI’s regarding digital interactions, electronic billing and electronic payment, in order to deliver a customized and flexible experience, while opening opportunities for savings with respect to operating expenses.

Inwit: strengthen leadership in the Italian tower market, leveraging new mobile opportunities and leading network densification phase.

Telecom Italia Sparkle: sustain traditional business, expand commercial footprint on new geographies and accelerate data/VAS services.

The “DigiTIM” strategy combines careful financial discipline based on cost control and optimization of investments, to increase cash generation and create value. The use of data analytics is expected to allow TIM to improve investment efficiency by prioritizing value-driven capital expenditure and by leveraging the current UBB infrastructure; and increase efficiencies with respect to operating expenses.

The “DigiTIM” strategy is expected to drive end-to-end transformation across all business units, both structurally and culturally. To support the transformation process, company organization at TIM will be delayered and will move from a silo-based approach to an agile one based on flexibility and speed with a focus on results.

Item 4. Information On The TIM Group	Business

To ensure the fulfillment of the Plan, the newly created Transformation Office will oversee the execution of the program.

Moreover, on March 6, 2018, TIM’s Board of Directors granted TIM CEO Amos Genish the power to start a formal procedure to notify AGCom of the Company’s request for a voluntary separation of its fixed access network.

As a result, on March 27, 2018, TIM notified AGCom, pursuant to Article 50 of the Electronic Communications Code, of the voluntarily separation of its access network through the creation of a separate legal entity (“NetCo”). For further details, please see “—4.1.5 Recent developments during 2018”.

The Netco is expected to have the investment capabilities to maintain the highest quality network and help Italy meet the European 2025 Digital Agenda ultrabroadband goals. The initiative is expected to contribute significantly to further develop the digitalization of the country, supporting the evolution of the current regulatory framework.

The creation of the Netco will leave the Group scope unchanged, and will occur in compliance with the Golden Power provisions.

There can be no assurance that these objectives will actually be achieved. See “Introduction–Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”.

Item 4. Information On The TIM Group	Business

4.1.8    THE ORGANIZATIONAL STRUCTURE

The following diagram highlights the organizational structure of the TIM Group as of April 12, 2018:

(1)	Corporate Affairs activities refer functionally to the Executive Chairman.
(2)	The Chief Executive Officer coordinates directly Corporate Communication and Brand Management activities.
(3)	Related to activities and assets relevant for national security and defense.
(4)	Related to business activities not relevant for national security and defense.

Item 4. Information On The TIM Group	Business Units

4.2    BUSINESS UNITS

4.2.1    Domestic

The Domestic Business Unit operates as the market leader in providing voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. Internationally, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

The Business Unit operates, through INWIT, in the electronic communications infrastructure business, specifically infrastructure for housing radio transmission equipment for mobile telephone networks for TIM and other operators.

Olivetti operates in the area of products and services for Information Technology.

As of December 31, 2017, the Domestic Business Unit was organized as follows:

(*)	Main subsidiaries: TIM S.p.A., INWIT S.p.A., Telenergia S.p.A., Telecontact Center S.p.A., Olivetti S.p.A., HR Services S.r.l., TIM Vision S.r.l. and Noverca S.r.l.

The principal operating and financial data of the Domestic Business Unit are reported according to the following two cash-generating units (“CGU”):

•	Core Domestic: includes all telecommunications activities within the Italian market. The sales market segments established on the basis of a “customer-centric” organizational model are as follows:

•

Consumer: the segment consists of all fixed and mobile voice and internet services as well as products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its assigned area, and administrative management of customers; the segment includes the companies 4G Retail, Persidera and Noverca;

•

Business: the segment consists of voice, data, and internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets; the segment includes the companies: Olivetti, Telsy, Trust Technologies and Alfabook;

•

Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services. The segment includes the companies: TN Fiber, Flash Fiber, TIM San Marino and Telefonia Mobile Sammarinese;

•	Other—INWIT S.p.A. and support structures: includes:

•

INWIT S.p.A.: since April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks for TIM and other operators;

•

Other Operations units: covering technological innovation and the processes of development, engineering, building and operating network infrastructures, IT, real estate properties and plant engineering;

Item 4. Information On The TIM Group	Business Units

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•

International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

❖	MARKETING CHANNELS AND DISTRIBUTION

At December 31, 2017, as a result of the customer-centric approach, TIM utilized the following sales structure for each of its customer segments:

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

Consumer customers are managed by several channels focused on volume and value acquisitions, including:

•

the “Push” channel consisting of an outbound telephone channel called “Telesales” with a network of 31 partners having a total of approximately 4,000 operators and the “Agent” channel with approximately 100 Direct Agents and a network of 80 partners with approximately 2,500 sales agents;

•

the “Pull” channel: consisting of the retail network of shops, dealers and large retailers, amounting to a total of approximately 5,300 retail points of sale (at December 31, 2017). Points of sale are geographically widespread and they are of different types: direct (flagship stores and 4G mall stores); franchisee; monobrand; multibrand; organized and specialized large-scale distribution.

In addition to these partners, distribution is also carried out through the “Public Telephone” channel, consisting of 6 technical partners that provide maintenance and other related services.

•	Business

Commercial customers are managed by a single sales unit that addresses customers through both Direct and Indirect Sales. The Sales channel is organized into five different segments. One of these segments is aimed to the main customers, which includes the most important Private enterprise and the Public central government and is managed only through the Direct Sales Channel. The remaining four manage strategic, large, medium and small regional customers and include both Direct and Indirect Sales Channels.

•	Indirect Sales Channel

The company distribution channels include:

•

Channel “BP-Business Partner” (about 60 entrepreneurs with about 100 agencies spread over 4 territorial areas): a network of agents focused on standard offers (small market) with about 2.200 agents (1.300 FTE);

Features:

•	The agencies are remunerated on the basis of a commissions plan based on an ordinary remuneration and extra remuneration for the achievement of specific sales targets;

•	The agencies have a mandate to acquire new customers and develop the customer base;

•	Each agency is exclusively assigned a cluster of value customers (2% of the customer base) on which to develop and maintain.

Item 4. Information On The TIM Group	Business Units

•	Outbound Call Center: 8 partners focused on specific activities of propaganda and customer loyalty;

•	Senior Agent: 140 agents focused on medium-sized private clients;

•	Shops: some specific shops (about 900 out of the 2,400 total) that offer products and business assistance.

•	Direct Sales Channel

As of the end of 2017 more than 1,000 sales staff have been working on a individually dedicated customer portfolio to manage and develop, supported by pre sales and post sales teams, according to a strong growth plan of direct sales coverage of the market, that is expected to scale up performances through increased proximity and quality of the relationship. The main activities include supporting the digital transformation journey of private enterprises and public administrations, offering the whole range of services (fixed and mobile voice and data, ICT services and products) and developing custom solutions and projects.

•	Wholesale

The Wholesale (“W”) department manages relationships with approximately 400 other telecommunications operators (Wholesale Market), who can be both customers and competitors of TIM. These customers purchase TIM network and professional services to build services for their own customers.

In order to ensure complete management of the relationship with customers, the Wholesale department is organized to cover all stages of the process:

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

•

sales through direct vendors, which are supported by presales and project managers; they are organized into two Commercial Local Areas: one for the North of Italy and another one for Centre and South of Italy;

•	contracts definition and disputes solution through specialized personnel;

•	billing, credit and administrative activities, revenue integrity control; and

•	caring and business process re-engineering.

The Wholesale department is set up as an independent department, which allows TIM, along with other conditions (accounting separation, compliance with the resolutions of the Authorities) to manage transparency and fairness in its relationship with other operators, as well as compliance with all regulatory requirements.

Item 4. Information On The TIM Group	Business Units

❖    CUSTOMER AND LINES

The table below sets forth, for the periods indicated, certain statistical data of the Domestic Business Unit:

	As of and for the years ended December 31,
	2017	2016	2015
DOMESTIC FIXED
Physical accesses (thousand)(1)	18,995	18,963	19,209
Of which retail physical accesses (thousand)	11,044	11,285	11,742
Broadband accesses in Italy at year-end (thousand)(2)	10,154	9,206	8,890
Of which retail broadband accesses (thousand)	7,641	7,191	7,023
Network infrastructure in Italy:
access network in copper (millions of km—pair, distribution and connection)	114,6	114.4	114.3
access and carrier network in optical fiber (millions of km—fiber)	14,3	12.6	10.4
Total traffic:
Minutes of traffic on fixed-line network (billions):	64.0	69.1	76.9
Domestic traffic	50.7	55.6	62.5
International traffic	13.3	13.5	14.4
Broadband traffic (PBytes)(3)	7,848	5,774	4,126
DOMESTIC MOBILE
Number of lines at year-end (thousand)(4)	30,755	29,617	30,007
Change in lines (%)	3.8	(1.3)	(1.1)
Churn rate (%)(5)	26.2	22.8	23.4
Total traffic:
Outgoing retail traffic (billions of minutes)	51.4	44.9	43.6
Incoming and outgoing retail traffic (billions of minutes)	78.1	69.6	66.1
Mobile browsing volumes (PBytes)(6)	417.5	258.5	182.6
Average monthly revenues per line(7) (euro)	12.5	12.4	12.1

(1)	Excludes full-infrastructured OLOs and FWA-Fixed Wireless Access.

(2)	Excludes OLO LLU and NAKED, satellite, full-infrastructured and FWA Fixed Wireless Access.

(3)	DownStream and UpStream traffic volumes.

(4)	The figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.

(5)	The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(6)	National traffic, excluding roaming.

(7)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For a description of the main regulatory events that occurred in 2017 and which may have a significant impact on the operation of the Domestic Business Unit, please see “Item 4. Information On The TIM Group—4.3 Regulation”.

❖	COMPETITION

The market

During 2017, the Italian telecommunications market has returned to moderate growth, after years of steady decline, however, the competitive pressures continue to be very significant.

In addition to the “core competition” by other telecommunications players, which remains the primary competitive force in the market, telecommunications operators also face competition from emerging, non-traditional players, in particular OTTs and device producers, that operate in the digital world and use a different set of assets and competitive strategies.

Item 4. Information On The TIM Group	Business Units

Broadband and ultrabroadband development has been confirmed as the main driver of market evolution and provides further growth opportunities for telecommunications operators with respect to the bundling of telecommunications services with Media & Entertainment, IT and Digital services.

As such, over time, the business models of traditional players are changing to meet the challenges brought on by new entrants and to exploit new opportunities. For example:

•

Media & Entertainment: with the web becoming increasingly more important as a complementary distribution platform, OTTs, telecommunications operators and consumer electronics companies are playing an increasingly significant role;

•

Information Technology: the decline of revenues from traditional streams is driving various players towards Cloud computing, with the goal of protecting the core business. Traditional telecommunications operators are strengthening in this sector, including through reliance on partnerships;

•

Consumer Electronics: producers can develop services that can be used through the Internet, building on handset ownership and management of user experience, breaking the relationship between customers and telecommunication operators.

With respect to the current positioning of the telecommunications operators in converging markets, the following is taking place with varying levels of progress:

•	development of new services in the Media & Entertainment market (TV, Music, Gaming) and of new Digital services (Smart Home, Digital Advertising, Mobile Payments-Digital Identity);

•	development of innovative IT services, particularly in Cloud services.

Competition in Fixed-Line Telecommunications

The fixed-line telecommunications market continues to experience a decline in access and voice revenues, on the one hand, and a growth of broadband and ultrabroadband revenues on the other. In recent years, operators have concentrated mainly on enhancing penetration of broadband and ultrabroadband and attempting to protect voice services by introducing bundled voice, broadband and services deals in a highly competitive environment that is characterized by pricing pressures.

The evolution of competitive offering strategies has also been influenced by a convergence on an approach based on the control of infrastructure, above all Local Loop Unbundling (“LLU”), but also fiber networks development. The main fixed operators are also offering mobile services, either with an “infrastructured” model or adopting a Mobile Virtual Operator (“MVO”) model.

With respect to infrastructure, Open Fiber (a company under the control of Enel S.p.A.) and Infratel (a company owned by the Ministero dello Sviluppo Economico) have disclosed and started to implement development plans for their optic fiber telecommunications networks alternatives to the TIM’s one, concerning respectively the main Italian cities and so-called “market failure” areas.

Open Fiber has disclosed a 3.9 billion euro investment plan for the development of FTTH in 271 main Italian cities within 2022, reaching approximately 9.6 million households. The service is currently available in some areas of such main cities, such as Milano, Torino and Bologna, previously reached by Metroweb, as well as Bari, Cagliari, Catania, Napoli, Padova, Perugia, Venezia, Genova and Palermo. Open Fiber announced that a further 40 cities would be reached before the end of 2017 and with an additional 40 over the course of 2018.

Some of our competitors in the retail communications market have signed a deal to use the Open Fiber network, wherever available, with respect to new ultrabroadband customers.

With respect to “market failure” areas, so-called “white areas” of C and D clusters of the plan “Banda Ultra Larga” by the Italian Government, Infratel launched two tenders in 2016 and 2017 relating to the development of a network for ultrabroadband services for 9.3 million real estate units in more than 6,000 cities in 16 regions. In the first tender, Open Fiber won all five lots in the six regions involved (Lombardia, Emilia Romagna, Veneto, Toscana, Abruzzo and Molise), ecompassing approximately 3,000 cities and 4.6 million real estate units. In the second tender, Open Fiber won all six lots in the 10 regions involved (Piemonte, Valle D’Aosta, Liguria, Friuli Venezia

Item 4. Information On The TIM Group	Business Units

Giulia, Provincia Autonoma di Trento, Marche, Umbria, Lazio, Campania, Basilicata e Sicilia), ecompassing approximately 3,700 cities and 4.7 million real estate units. Moreover, Infratel is preparing a third tender for the remaining areas in Calabria, Puglia and Sardegna. The public consultation for this third tender ended on November 20, 2017.

Therefore, the development of the Open Fiber plan and of the coverage deriving from Infratel tenders has brought about an important evolution with respect to competition on infrastructure, subject to the overlapping reach of available ultrabroadband infrastructures.

1.	Areas with presence of two FTTH networks overlapping with FTTC networks.

2.	Areas with presence of only one FTTH network overlapping with FTTC networks.

3.	Areas with presence of FTTH networks overlapping with ADSL networks.

4.	Areas with presence of FTTC networks overlapping with ADSL networks.

Competition in the Italian fixed telecommunications market is characterized by the presence of a number of operators in addition to TIM, such as Wind-Infostrada, Fastweb, Vodafone and Tiscali, that have different business models, focused on different segments of the market. In 2017, after years of contraction due to the migration of customers from fixed-line to mobile telephony services and to alternative communications solutions (Voice Over IP, messaging applications and social network chat) in Italy, there has been a slight increase of fixed accesses, which at December 31, 2017 were estimated at approximately 20.6 million (including infrastructured OLOs and Fixed Wireless Accesses). Competition in the access market has led to a gradual reduction in TIM’s market share.

As of December 31, 2017, it is estimated that the fixed broadband/ultrabroadband customers in Italy reached a penetration rate on fixed accesses of approximately 81%.The spread of broadband/ultrabroadband continues to be driven not only by the penetration of personal computers and other enabled devices (e.g. Smart TVs), but also by the growing demand for speed and access to new IP based services that are reaching a very wide diffusion (Media & Entertainment, IT, Digital Services).

Competition in Mobile Telecommunications

In the mobile market, the second and third Human SIMs (i.e. multiple SIMs per user) continued to decrease while the Not Human SIMs continued to grow due to the increase of Machine To Machine (M2M) SIMs (i.e. data transmission SIMs for connected objects). In 2017, the mobile market experienced a slight growth of the spending on services, however, there were signs of weakness in the second half of the year. The contraction of revenue from traditional services, such as voice and messaging has continued, while mobile broadband has grown at a sustained rate.

The growth in the mobile broadband customer base has continued due to the development of LTE, with a high penetration rate on mobile lines, especially as a result of the increasing spread of smartphones. Alongside innovative services that have already gained traction and are under full-scale development, as in the case of Mobile Apps, there are other market environments, associated with the development of mobile broadband, with major potential for growth in the medium term, such as the Internet of Things and Mobile Payments.

In 2017, competition in the Italian mobile telecommunications market has been characterized by the effectiveness of the merger between Wind and H3G that has resulted in the largest player in the market in terms of SIMs. Moreover, TIM has launched Kena Mobile, a new virtual operator. In 2018, it is expected the French operator Iliad will enter the Italian market, becoming the fourth infrastructured operator in addition to TIM, Vodafone and Wind Tre. In addition to these operators, the field also includes mobile virtual operators (MVO), of which PosteMobile is the most important player. These operators continue to grow, to detriment of infrastructured operators.

4.2.2    BRAZIL

The TIM Group operates in the mobile phone, fixed telephony, long-distance and data transmission and fixed telecommunications sectors in Brazil through the Tim Brasil group which offers mobile services using UMTS, GSM

Item 4. Information On The TIM Group	Business Units

and LTE technologies. With the acquisitions of 700MHz and 2.5GHz radiofrequencies, the focus is on speeding up the development of 3G and 4G networks. Moreover, with the acquisitions of Tim S.A. (formerly Intelig Telecomunicações), Tim Fiber RJ and Tim Fiber SP (now merged into Tim Celular S.A.), the portfolio of services has been expanded by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and offering residential broadband services.

The Tim Brasil group’s services cover an area that includes approximately 95% of Brazil’s urban population. Tim Brasil group has approximately 58.6 million mobile lines which cover each of the Brazilian states and the Federal District. As of December 31, 2017, the market combined penetration reached approximately 113% of the Brazilian population and Tim Brasil’s market share totaled almost 25%.

Since Tim Brasil group began operating in the Brazilian market, it has aimed to provide customers with innovative services based on state-of-the-art technology, making it a leader in 4G network in coverage and providing a robust 3G network.

The table below sets forth the number of mobile lines of the Brazil Business Unit:

	As of and for the years ended December 31,
	2017	2016	2015
Number of lines at year-end (thousands) (*)	58,634	63,418	66,234
MOU (minutes/months) (**)	109.7	116.6	119.5
ARPU (Reais)	20.2	18.0	16.7

(*)	Data includes company lines (active SIM cards used by the TIM Brasil group and its employees).

(**)	Net of visitors.

❖	MARKETING

With the rapid changes in the consumption of telecommunications services by Brazilian users, Tim Brasil continued its efforts to innovate its offerings for all customer segments (Postpaid, Control and Prepaid) effectively eliminating different rates for calls within and outside the Tim Brasil network. This effort is intended to increase the convenience of the company’s voice and data bundles in all segments. Tim Brasil took this step in order to reduce the usage of multiple SIM cards per user. This change aims to help Tim Brasil grow its base of postpaid customers by providing more complete voice and data offers at reasonable prices, which could stimulate usage growth, driven by a robust 4G network, and also to protect and increase the value of the prepaid customer base, where the company continues to be a leader.

Although still preliminary, the first results of Tim Brasil’s new offers are very encouraging in terms of attracting new clients, generating new gross additions, increasing ARPU and meeting projected margin targets. These new

Item 4. Information On The TIM Group	Business Units

offers are helping to improve the results of Mobile Number Portability relative to all other operators, across customer segments, beginning from the launch month of the new portfolio.

❖	DISTRIBUTION

As of December 31, 2017, we had more than 12.2 thousand points of sale through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes Tim Brasil’s 156 own stores. In addition to these retail stores, Tim Brasil customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers, totaling more than 310 thousand points of sale throughout Brazil.

For the corporate market, Tim Brasil has more than 536 third-party business partners and 112 employees focused on serving small and medium-size companies and a direct sales force team of 86 employees focused on large companies.

In order to serve the customer base of over 58.6 million customers, Tim Brasil maintains 14 customer care centers. Moreover, Tim Brasil has continuously invested in alternative customer service channels, developing solutions based on interactive voice response and self-service and mobile applications for iOS and Android.

❖	MAIN CHANGES IN THE REGULATORY FRAMEWORK

For the main regulatory developments which occurred in 2017 that may have an economic impact on the Brazil Business Unit, please see “Item 4. Information On The TIM Group—4.3 Regulation”.

❖	COMPETITION

At the end of 2017, the Brazilian mobile market reached 236.5 million lines, 7.6 million lines (or 3.1%) lower than at the end of 2016, and a penetration rate of approximately 113% of the population (118.0% in 2016). Consequently the Brazil Business Unit churn rate in 2017 was 53.2% (52.4% in 2016).

* * *

Agreement for the sale of telecommunications towers

On November 21, 2014, Tim Brasil entered into a sale and leaseback transaction with American Tower do Brasil Cessão de Infraestruturas Ltda., or American Tower, for the sale of part of the mobile infrastructure. By the end of the project, 5,873 towers were sold by the total amount of 2.65 billion reais. The sales agreement was signed in conjunction with a “Master Lease Agreement” with a term of 20 years and, accordingly, the transaction is to be considered as a partial sale and lease back.

In 2017, the sixth partial sale of 54 towers was completed for approximately 20 million reais, or approximately 6 million euros. The final realized loss, net of transaction costs, was 2 million reais (approximately 1 million euros at the 2017 average exchange rate). The amount of non-current assets reacquired under finance leases came to 19 million reais (approximately 5 million euros at the 2017 average exchange rate).

In 2017, financial leases were also taken out on newly-built towers for 30 million reais (approximately 8 million euros), in accordance with the contractual arrangements of November 21, 2014 with American Tower.

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

The EU Regulatory Framework is based on five Directives (“Framework”, “Access and Interconnection”, “Authorization”, “Universal Service and Users’ Rights” “Privacy and Data Protection”) that regulate all forms of fixed and wireless telecommunications and data transmission. In Italy, the Directives have been transposed into the “Codice delle comunicazioni elettroniche” (Electronic Communications Code – ECC).

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

In 2010, the EC adopted a Communication, the “Digital Agenda for Europe” (the “DAE”), setting forth long-term EU strategies for Broadband. The DAE sets non-binding targets on broadband coverage and take-up to be achieved by 2020:

•	Broadband coverage at 30 Mbit/s or more for 100% of EU citizens; and

•	50% of EU households having subscriptions above 100Mbps.

In September 2016, through the Gigabit Society Communication, the EC set the following (not binding) additional targets for the year 2025:

•	connectivity of 1 Gbps (upload and download) for all socio-economic entities (i.e. schools, businesses, public administration, etc.);

•	connectivity of 100 Mbps download for all European households and businesses; and

•

uninterrupted 5G coverage for all urban areas and major terrestrial transport routes (as an interim target, 5G should be commercially available in at least one major city in each EU Member State by 2020).

On September 14, 2016, the EC issued a legislative proposal for a Directive establishing the European Electronic Communication Code (Recast) (the “EECC”), which reviews and combines in one document the “Framework”, “Access and Interconnection”, “Authorization” and “Universal Service and Users’ Rights” Directives. The EECC Directive will have to be approved according to the standard co-decision legislative procedure by the European Parliament and the Council of EU and then transposed into national law. Institutions have already started trilogue negotiations with the aim of reaching a political agreement on the text by June 2018. The transposition into the law of each Member State is unlikely to occur before 2019 and could be as late as 2020.

A new approach to access regulation is the central feature of the proposed EECC. The key elements of the approach proposed by the EC to access regulation are:

•	regulatory relief in the presence of co-investment and Very High Capacity (“VHC”) networks;

•	lighter regulation for wholesale-only vertically separated undertaking with significant market power;

Item 4. Information On The TIM Group	Regulation

•	no price control in the presence of a demonstrable retail price constraint and effective and non-discriminatory access; and

•	a significantly more granular geographic approach to the analysis of broadband infrastructure deployment, with the potential for differing remedies.

In addition, the European Parliament has proposed to introduce an obligation to align intra-EU call prices to the domestic call prices and the Council of EU has proposed to reintroduce the possibility for NRAs to impose remedies at the retail level, which was removed in the EC proposal.

EU Institutions have reached an agreement on the regulation of wholesale-only undertakings while the other topics are still under discussion.

The EC has proposed to include in the scope of the communication EECC certain categories of over-the-top (“OTT”), thereby addressing the level playing field issue between Telcos and OTTs, albeit only partially, as the majority of the obligations are envisaged only for “number-based” interpersonal communication services (ICS) and services based on the conveyance of signal, typically provided by Telcos. Trilogue negotiations are leading to the extension of some end-user rules to “number independent ICS”.

With respect to spectrum, in order to stimulate investment, the EC has proposed a minimum duration of new spectrum licenses of 25 years. In addition, Member states would have to submit national measures regarding spectrum assignment procedures and license conditions (e.g., regarding license duration), renewal and coverage obligations, to the scrutiny of the EC, BEREC and other NRAs. EU Institutions have reached an agreement on the minimum licence duration providing for a minimum licence duration of at least 15 years with an adequate extension (on the basis of efficiency criteria set in advance of granting rights) to ensure regulatory predictability for at least 20 years.

With respect to the Universal Service Obligation (the “USO”), the EC has proposed to include in the scope of the USO the provision of affordable functional internet access and voice communications services at least at a fixed location. Member States have the flexibility to also include the availability obligation at a fixed location in the USO, if access to functional internet and voice communications services is not ensured at the national level by market or public bodies. The provision of directories, directory enquiry services and public payphones (legacy services) is removed from the EU universal service obligation, although Member States have the flexibility to retain them. The net cost of universal service would be financed with public funds, rather than by Electronic Communication Service (“ECS”) providers. The European Parliament and the Council of EU would like to maintain flexibility for Member State to finance the net cost with public funds or through a sharing mechanism between operators.

1.	International Roaming

Intra-EU roaming services are regulated by the roaming Regulation no. 531/2012 (the “Roaming III Regulation”). The Roaming III Regulation established retail and wholesale caps for voice, SMS and data services. The following values have applied since July 1, 2014:

at retail level:
Voice out (eurocents/min.)	19
Voice in (eurocents/min.)	5
SMS (eurocents/sms)	6
DATA (eurocents/MB)	20

at wholesale level:
Voice (eurocents/min.)	5
SMS (eurocents/sms)	2
DATA (eurocents/MB)	5

The Telecom Single Market Regulation 2015/2120 (the “TSM Regulation”), approved in November 2015, provides for the abolishing of any roaming service surcharge on top of domestic service prices subject to “fair use” limits to avoid abuses, starting from June 15, 2017 (Roam Like at Home – RLAH regime).

Item 4. Information On The TIM Group	Regulation

For intra-EU traffic exceeding the fair use limits, operators are allowed to levy a surcharge on top of domestic tariffs. Such a surcharge is capped at the wholesale caps. The Regulation 2017/920 reviews the wholesale caps established in the Roaming III Regulation. The new caps are reported in the table below.

Voice	3,2 eurocents/min.
SMS	1 eurocent/min.
Data	7,7 euro/GB from 15/06/17 6,0 euro/GB from 01/01/18 4,5 euro/GB from 01/01/19 3,5 euro/GB from 01/01/20 3,0 euro/GB from 01/01/21 2,5 euro/GB from 01/01/22

2.	New rules introduced by the TSM Regulation on Net Neutrality

The TSM Regulation introduces new rules on Net Neutrality, which have applied since April 2016. In particular, the TSM Regulation:

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

4.3.2    THE ITALIAN REGULATORY FRAMEWORK

1.	The Legal Framework

The main legal frameworks for the electronic communications sector in Italy are as follows:

•	the “Electronic Communications Code” (“ECC”), which transposed into national law the EU Access, Authorization, Framework and Universal Service directives;

•	the “Data Protection Code”;

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

Item 4. Information On The TIM Group	Regulation

•	the “Consumer Code”;

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

•

Legislative Decree n. 33/2016 (implementing 2014/61/UE Directive), setting forth measures for costs reductions in UBB networks installations and promoting the use of existing infrastructures, enabling more efficient deployment of new infrastructures to reduce installation costs of UBB networks;

•	Decree 148/2017, which requires electronic communications operators to provide billing cycles of one month (or month multiples) for fixed and mobile services;

•	Law n. 167/17, which introduces new santions applicable to communication operators and modifies the rules on traffic data retention;

•	Law n. 205/2017 (“Legge di Bilancio 2018”), which sets the tender for 5G frequencies in bands 700 MHz, 3.6 – 3.8 GHz, 26.5 -27.5 GHz to be held by September 2018;

•	Law n. 5/2018 which introduces new rules on the funcioning of the public opt-ot register.

The Ministry of Economic Development (“MISE”) is responsible for general policy in the electronic communications sector and AGCom is responsible for ensuring fair competition and protecting customers in the telecom market.

2.	The Italian regulatory framework

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

Item 4. Information On The TIM Group	Regulation

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

The plan of New Equivalence Model was communicated to AGCom within the proceeding of fixed wholesale access services market analysis (Decision 623/15/CONS—see below) and, after a public consultation between June and July 2016, it was approved by the Italian NRA (Decision 652/16/CONS of December 2016).

The implementation of the NEM was completed in May 2017. TIM retail has begun using the new delivery systems. The migration process of the alternative operators to the new delivery systems remains ongoing.

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

Item 4. Information On The TIM Group	Regulation

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

4.3.4 WHOLESALE MARKETS

❖	Wholesale fixed access markets

In December 2015 (Decision n. 623/15/CONS), AGCom defined the rules for the access to TIM’s copper and fiber fixed networks for the years 2015-17.

The main regulatory measures are the following:

•	confirmation of the national scope of remedies imposed on TIM, despite the increasing development of the infrastructure competition in some of the geographic areas;

•	substantial upholding of Local Loop Unbundling (“LLU”) prices together with a reduction of Sub Loop Unbundling (“SLU”) and Virtual Unbundling Local Access (“VULA” prices);

•	disaggregation of ancillary service provision for provision and maintenance (i.e. delivery and assurance) for LLU and SLU lines;

•	introduction of new equivalence measures, according to the New Equivalence Model (NEM);

•	stricter constraints on the quality of wholesale services (SLAs and penalties);

•	commitment to define switch-off rules in case of decommissioning of TIM local exchanges of the copper access network:

•	5 years for the switch-off of local exchanges where LLU is available;

•

3 years for local exchanges where LLU is not available, or for local exchanges where LLU is available as long as TIM provides competitors with a service that is technically equivalent to copper LLU for at least 2 years after the switch-off.

The following table shows the 2017 wholesale economic prices:

Service	2017
LLU (euro/month/line)	8.61
SLU (euro/month/line)	5.3
SA (euro/month/line)	0.73
WLR POTS (euro/month/line)	11.06
WLR ISDN (euro/month/line)	13.67
Bitstream shared (euro/month/line)	4.29
Bitstream naked (euro/month/line)	12.46
VULA FTTC shared (30 Mbps) (euro/month/line)	7.88
VULA FTTC shared (50 Mbps) (euro/month/line)	9.63
VULA FTTC naked (30 Mbps) (euro/month/line)	13.27
VULA FTTC naked (50 Mbps) (euro/month/line)	15.02
VULA FTTH (100 Mbits/10 Mbits) (euro/month/line)	22.12
VULA FTTH (40 Mbits/40 Mbits) (euro/month/line)	30.65
VULA FTTH (100 Mbits/100 Mbits) (euro/month/line)	77.77

Item 4. Information On The TIM Group	Regulation

NGA[3] wholesale physical access Monthly fees (euro)	2017
Miniduct access – new infrastructures – (IRU 15 years euro/miniduct/meter)	9.11
Miniduct access – existing infrastructures – (IRU 15 years euro/miniduct/meter)	6.21
Entries to buildings (IRU 15 years euro/miniduct)	377.19
Dark fiber – primary section (IRU 15 years/fiber)	3,119.20
Dark fiber – secondary section (IRU 15 years/fiber)	1,690.13
End to End service (euro/month/line)	54.39
Fiber terminating segment (euro/month/line)	5.60

The access service fees are cost-oriented according to Bottom-Up – Long Run Incremental Cost Plus/ Current Cost Accounting (“BU-LRIC+/CCA”) methodology and Weighted Average Cost of Capital (“WACC”) has been reduced from 9.36% to 8.77%. Moreover New Generation Access (“NGA”) Risk premium has been set equal to 3.2% for Fiber to the Home (“FTTH”) and 1.2% for Fiber to the Cabinet (“FTTC”).

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

Additionally, with Decision 623/15/CONS, AGCom asked TIM to present a proposal to introduce a disaggregation model for the delivery and assurance activities of the local loop and sub-loop unbundling lines. TIM’s proposal (sent to AGCom in February 2016 and submitted to public consultation by AGCom in April 2016) is based on the extension of the “System Unico” (i.e., the recourse to external companies by the competing operators) to the above-referenced delivery and assurance activities. In August 2017, with Decision 321/17/CONS, AGCom defined the technical and organizational conditions of the disaggregation model. According to the approved model, alternative operators can autonomously choose whether TIM or external companies have to carry out the above-mentioned ancillary activities for LLU and SLU services. Moreover the alternative operator can make direct arrangements with the external companies regarding a series of activities, such as the contact policy, the economic conditions for the management of the appointments, etc.

On February 20, 2017, AGCom began the fourth round of market analysis (Decision 43/17/ CONS) to review the obligations and economic conditions of the access wholesale services. The proceeding is expected to be concluded by the end of 2018.

➢	Terminating segment of leased lines

In July 2015, the Italian NRA approved the decision on terminating segment of leased lines services, essentially confirming the rules laid down at the end of the previous round of market analysis. In particular, regarding Synchronous Digital Hierarchy / Plesiochronous Digital Hierarchy (“SDH / PDH”) leased lines with capacities less than or equal to 155 Mbit/s and Ethernet over SDH leased lines, TIM is subject to a network price cap (for Access rentals CPI-6%, for Internet Protocol—“IP”—transport -8.6%) for 2015, 2016 and 2017. Regarding SDH / PDH leased lines with capacities greater than 155 Mbit/s and Ethernet over optical fiber leased lines, as well as ancillary services, prices are to be oriented to the costs resulting from the regulatory cost accounting.

On February 13, 2017, AGCom began the fourth cycle of market analysis (Decision 44/17/CONS) and on January 16, 2018, AGCom published the public consultation (Decision 507/17/CONS).

AGCom proposes to:

•

confirm the use of the network cap for the definition of the prices of wholesale services of terminal segments of leased lines in SDH / PDH technology and in Ethernet over SDH technology, for the years 2018-2020;

[3]	New Generation Access.

Item 4. Information On The TIM Group	Regulation

•	confirm the invariance of the prices of interconnection links for the years 2018—2020, placing them on equal footing to the prices approved for 2013 and confirmed for the years 2014-2017;

•

confirm the BU-LRIC model for the evaluation of the prices of ancillary services and of the optical fiber Ethernet circuits, including the backhauling link (fixed annually in the approval process of the relevant reference offer); and

•

remove the imposition of access obligations, for new activations, for the following technologies: i) analog terminating circuits; ii) PDH digital terminating circuits with speeds ranging from 1.2 kbps to 19.2 kbps; iii) Ethernet terminating circuits over SDH (all speeds); iv) Ethernet over SDH interconnection flows (all speeds).

➢	Wholesale fixed interconnection markets

In October 2016, AGCom issued the final decision of the third round of analysis of fixed voice interconnection market, specifically fixed call termination, origination and transit services (Decision 425/16/CONS).

AGCom decided to:

•	confirm SMP designation for TIM in the origination market, although this market has been removed from the EC Recommendation;

•	set stable fixed call termination rates of 0.043 eurocents/min for TIM and alternative network operators valid until the end of 2018, and 0.041 eurocents/min from January 1, 2019;

•	exclude from the scope of price regulation the termination rates of calls originated outside the European Economic Area (“EEA”), including the EU member States and Iceland, Liechtenstein and Norway;

•	remove the existing obligations imposed on TIM in the wholesale market for district-level transit; and

•	remove the obligation imposed on TIM to notify its retail call services that rely on the regulated interconnection services 30 days before the commercialization.

➢	Wholesale mobile markets

In September 2015, AGCom issued a new Decision for termination on mobile networks. Compared to AGCom’s previous market analysis, the full Mobile Virtual Network Operators (“full MVNOs”), i.e., BT Italia, Lycamobile, Noverca and Poste Mobile, have SMP in addition to the mobile network operators (“MNO”) and termination rates of calls originated outside EEA are explicitly excluded from the scope of price regulation.

In addition, the WACC has been set at 10.25%, while the termination rate cap has been set at 0.98 eurocents/min. for the period 2014-2017 (for full MVNOs from September 30, 2015).

On February 14, 2017, AGCom began the fifth round of analysis of the mobile market (Decision 45/17/CONS) and on December 22, 2017, AGCom published the relevant public consultation (Decision 481/17/CONS).

AGCom proposes to:

•	notify twelve operators who provide or are about to provide voice call termination services on their mobile network, as having SMP;

•	confirm the use of the cost model pursuant to Decision 60/11/CONS for the definition of termination prices for the period 2018-2021, also establishing symmetrical tariffs for all notified operators;

•	impose price control obligation for the supply of interconnection kits;

•	remove the cost accounting obligation imposed on TIM, Vodafone and WindTre; and

•	confirm the price control obligation is limited to calls originating in the European Economic Area.

4.3.5    ACCOUNTING SEPARATION AND COST ACCOUNTING

SMP operators are required to have a transparent accounting of their costs and to provide AGCom, on a yearly basis, with a description and a report on their cost accounting system, to enable AGCom to assess their compliance with the requirements of the electronic telecommunications regulatory framework.

Item 4. Information On The TIM Group	Regulation

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

Through Decision 623/15/CONS on fixed access market analyses for the period 2015–2017, AGCom set the WACC for fixed networks at 8.77% (nominal pre-tax).

Through Decision 497/15/CONS on mobile termination for the period 2015–2017, AGCom set the WACC for the mobile network at 10.25% (nominal pre-tax).

The regulatory accounting report for the year 2014 was produced in 2015 and delivered to AGCom in January 2016.

The regulatory accounting report for the year 2015 was produced in 2016 and delivered to AGCom in September 2016.

The regulatory accounting report for the year 2016 was produced in 2017 and delivered to AGCom in August 2017.

4.3.6    RETAIL MARKETS

❖	Retail Offers

Despite the removal of retail fixed markets from the current list of the EU relevant markets (Commission’s Recommendation on relevant markets of 2014), through its decision on the market analysis on wholesale fixed access markets (Decision 623/15/CONS), AGCom confirmed that TIM is subject to the following obligations regarding its publicly available stand-alone and bundled retail offers on fixed network: a 30-day notification prior to the commercial launch and an assessment by AGCom of the offer “replicability” (i.e. margin squeeze test and availability of adequate wholesale inputs); if the offer does not meet the replicability requirement, TIM must revise the offer conditions.

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

In December 2016, (Decision 584/16/CONS), AGCom updated the “replicability” tests (margin squeeze tests) methodology.

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

❖	28-day billing cycle

Since 2015, operators have changed billing cycles from 30 to 28 days for mobile voice services. Since 2016, the main operators extended this change to fixed voice services. TIM introduced 28-day billing for fixed services in April 2017, informing the customers about the 8.6% price increase due to the new billing schedule.

Item 4. Information On The TIM Group	Regulation

On March 24, 2017, with Decision no. 121/17/CONS, AGCom introduced a prohibition for all operators on creating billing cycles of fewer than 30 days for the fixed line and converging services (fixed and mobile in bundling) with an adjustment deadline by June 23, 2017. On the basis of the above Decision, in September 2017, AGCom initiated a sanctioning procedure against TIM, which concluded with a sanction of 1.16 million euros together with the obligation to return the higher amounts arising from the 28-days billing cycle (Decision 499/17/CONS). TIM challenged this provision before TAR with a request to suspend the decision. On February 21, 2018, the Lazio TAR suspended the enforcement of the Decision with respect to its requirement that operators return the additional amounts invoiced since June 23, 2017 under the 28-day billing regime. A Decision on the merits has been postponed to the next hearing, which is scheduled to be held on November 14, 2018.

In December 2017, Law no. 172/17, which institutes the obligation of a monthly billing for all electronic communication services with an adjustment deadline by April 5, 2018, was approved. In compliance with the law, TIM is applying the monthly invoicing from March 5, 2018 for mobile offers and from April 1, 2018 for fixed offers.

On February 19, 2018, AGCM started the proceeding I820 to identify possible anticompetitive agreements between the main mobile and fixed operators to coordinate the marketing strategy in the implementation of the obligations established by the Law 172/2017. On March 21, 2018, as a precautionary measure, AGCM warned TIM and other operators to terminate the above-mentioned alleged anticompetitive agreement related to the repricing of their commercial offers. On April 11, 2018 AGCM confirmed the precautionary measure for all the operators involved. For additional details see “—4.3.12. Antitrust Issues”. On March 8, 2018, with Decision 112/18/CONS, AGCom warned TIM to postpone the date of invoices issued at the moment of the restoration of the monthly invoicing for a number of days equal to those alleged to have been illegitimately invoiced since June 23, 2017 and at the same time withdrew the obligation to return the higher amounts arising from the 28-days billing cycle established in the Decision 499/17/CONS. Analogous decisions have been issued against the other operators. Following operators’ appeal before TAR, on April 9, 2018 AGCom with Decision 9/18/PRES cancelled the provision of Decision 112/18/CONS which established that the postponement of the date of invoices must occur at the moment of the restoration of the monthly invoicing and it summoned TIM and the other operators in order to define the date after which the operators must postpone the date of the invoices to reimburse the customers.

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

Both measurement methods employ the same Network Measurement System, based on a software agent running on a standard Personal Computer.

❖	The measures to test the quality of the data service on mobile networks

AGCom Decision 154/12/CONS and its modifications, namely Decision 580/15/CONS, introduced an obligation to carry out statistical measures by mobile network operators (TIM, Vodafone and Wind/Tre).

The measures are based on campaigns of field measurements (drive test) carried out by a third party (the Ugo Bordoni Foundation).

The surveys concern 40 Italian cities (usually the two most populous cities in each region) and roads and highways that connect the cities affected by the measures.

Item 4. Information On The TIM Group	Regulation

The measurement methods used include “nomadic measures” (with a stationary vehicle) in urban areas, anywhere in the city and “dynamic measurements” (with a moving vehicle), carried out during movements inside or between cities.

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

Following Judgment no. 4616/2015, released on October 2, 2015, with which the Council of State overruled Agcom’s Decision 1/08/CIR on the application of the new methodological criteria for the calculation of the Universal Service (USO) net cost related to the years 2004-2007, AGCom initiated proceedings for the review of the calculation with Decision 145/17/CONS for the years 2006-2007 and Decision 207/17/CONS for the years 2004-2005. The proceedings remain ongoing.

Furthermore, with Decision 133/17/CIR, AGCom submitted to public consultation the universal service net cost results for the years 2008-2009 with which it proposes to set the net cost value for the year 2009 to 6.7 million euros. A final decision is expected by the end of April 2018.

With respect to past litigation, the Council of State, with a decision published on July 7, 2015, rejected the appeal filed by TIM against the decision of the TAR on AGCom’s decisions of 2010 by which AGCom had reviewed the proceedings for the years 1999-2000 and 2001-2003. As a result, the Council of State annulled AGCom’s Decision of 2010 establishing a possible new renewal of the proceedings for the calculation of the contributions of the years 1999-2000 and 2001-2003.

Following the State Council decision, Vodafone requested TIM to refund the amounts paid for 1999-2000, 2002-2003 and subsequent periods. The proceeding is still pending.

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

Item 4. Information On The TIM Group	Regulation

Finally, with decision 46/17/CONS, starting in June 2017, AGCom introduced new measures on concessional economic conditions to access fixed and mobile services to the benefit of specific categories of disable customers. The provisions of the measure, applying to deaf, blind and partially sighted people, extends the previous concessions, both in terms of concessional services (for example, flat voice and data offers) and of the relevant disabled categories (for example, partially sighted people).

❖	Public Telephony

In 2010, AGCom established that the criteria regarding the distribution of public payphones in Italy was no longer consistent with the current social needs and removed any “quantitative” obligations for TIM (i.e. the obligation to install a specified number of payphones). As a consequence, TIM is authorized to remove the unprofitable coin-boxes after a consultation with the city councils and the interested citizens. At the end of 2017, the total number of public payphones was about 46,100.

4.3.9    CONTRIBUTION FEES FOR THE FUNCTIONING OF AGCOM

TIM and the other operators are required to pay contribution fees to fund the running costs of AGCom. These fees are calculated on the basis of each operator’s revenues and they have given rise to a series of litigation proceedings and appeals among TIM, AGCom and other operators.

With respect to the 2016 and 2017 contribution fees, AGCom confirmed, notwithstanding the judgment of the Administrative Court (TAR) of Lazio and the following judgment of the Council of State, both issued in 2015, the methodology used in the previous years rather than applying the principle that administrative charges imposed on the undertakings should only finance costs related to activities exclusively related to ex ante regulation and that there should be balance between these administrative costs imposed on undertakings and the total cost related to these activities.

On February 6, 2017, AGCom issued Decision 463/16/CONS on the payment of AGCom contribution for the year 2017 (calculated on the 2015 financial statement data). The guidelines for the calculation of contribution fees are unchanged from the guidelines for the calculation of the 2016 fee.

In particular, on March 31, 2017, TIM paid 19.3 million euros calculated on a revenue basis, under reserve, applying the 2017 AGCom rate of 1.4 per thousand (Decisions 463/16/CONS and 62/17/CONS).

On January 15, 2018, AGCom issued Decision 426/17/CONS on the payment of AGCom contribution for the year 2018 (calculated on the 2016 financial statement data). The guidelines for the calculation of contribution fee are unchanged from the guidelines for the calculation of the 2017 fee. For the year 2018, AGCom decreased the rate from 1.4 per thousand to 1.35 per thousand.

4.3.10    BROADBAND AND DIGITAL DIVIDE

❖	Government’s plans for UBB networks

In June 2016, the EU Commission authorized the Italian Government UBB State Aid Plan for a total amount of 4 billion euros aimed at covering almost 25% of the population living in about 7,200 municipalities belonging to the so called UBB “white areas” (areas in which there is no NGA network available and there is no interest of private operators to deploy it in the near future) of Italy (the “Tender”). Approximately 2.9 billion euros of this amount have been allocated. The 7,200 municipalities are grouped into two clusters, C and D. In Cluster C, 70% of connections have to reach at least 100 Mbit/s for download and 50 Mbit/s for upload, while the remaining 30% have to reach at least 30 Mbit/s for downloads and 15 Mbit/s for uploads. In Cluster D, 100% of connections have to reach at least 30 Mbit/s for downloads and 15 Mbit/s for uploads.

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

Item 4. Information On The TIM Group	Regulation

On August 8, 2016, Infratel Italia called for a second tender on the ultrabroadband “white areas” identified in 10 other Italian regions (Piemonte, Valle d’Aosta, Friuli Venezia Giulia, Liguria, Marche, Umbria, Lazio, Campania, Basilicata and Sicilia) and in the Trento Autonomous Province, for a total value of public financing equal to approximately 1.25 billion euros (the “Second Tender”). Despite TIM was pre-qualified also for this second tender, TIM decided to not submit any bids in line with what it communicated to the Ministry of Economic Development and Infratel Italia. In fact, TIM updated its investment plan at the end of 2016, planning to roll-out ultrabroadband network coverage selectively to some white areas of the Regions included in the Infratel tender process.

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

On July 28, 2017, Infratel Italia awarded all the lots of the Second Tender to Open Fiber.

On October 2, 2017, Infratel began a public consultation about investment plans by private operators in the ultrabroadband white areas of the regions of Calabria, Puglia and Sardegna, with the aim to publish, by the first half of 2018, a third call for tender for the coverage of the residual ultrabroadband white areas not covered by private operators plans.

In August 2017, the “Comitato interministeriale per la programmazione economica” approved the so-called “Phase II of the UBB Plan” with approximately 3.4 billion euros budget, of which:

•	approximately 2.1 billion euros are designated for infrastructural investments in “grey areas” (areas in which there is one NGA network available); and

•	approximately 1.3 billion euros are aimed to incentivize UBB demand, through the concession of vouchers to families and businesses.

“Phase II of the UBB Plan” has to be notified to and approved by the European Commission. The details of the intervention model in grey areas are not yet known.

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

Item 4. Information On The TIM Group	Regulation

The General Data Protection Regulation 2016/679/EU (“GDPR”) will be directly applicable in all Member States from May 25, 2018 and, in Italy, it will replace the incompatible provisions of the Italian privacy Code.

The GDPR will:

•	apply both to companies established in the EU and to companies not established in the EU but that offer their services in the EU or that monitor the behavior of individuals in the EU;

•	include a right to data portability;

•	contain new obligations for companies, for instance notifications of personal data breaches and designating a Data Protection Officer (“DPO”);

•	set up a one-stop-shop whereby companies will only have to deal with a single national Data Protection Authority (“DPA”) in cross-border data protection cases;

•	establish a new European Data Protection Board (“EDPB”) consisting of the heads of national DPAs (replacing the current Article 29 Working Party) and with the power to adopt binding decisions; and

•	contain fines up to a maximum of €20,000,000 or 4% of the total worldwide turnover of a company (whichever is higher).

The GDPR strengthens the protection of the individual’s right to personal data protection and requires significant adjustments in certain aspects, introducing (among others):

•

a new territorial scope, applying both to companies established in the EU and to companies not established in the EU but that offer their services in the EU or that monitor the behavior of individuals in the EU;

•	the principles of data protection by design and by default to address data protection issues from the start;

•	stronger individual rights; the Regulation introduces new transparency requirements strengthening rights of information, access and erasure;

•	the new right to data portability, allowing citizens to ask a company or an organization to receive back personal data he provided to that company on the basis of consent or contract;

•	stronger protection against data breaches;

•

the accountability principle: more flexibility for controllers and processors processing personal data due to unambiguous provisions on responsibility. For this purpose a new tool is introduced in order to help to assess the risk before one starts with the processing: the data protection impact assessment (“PIA”) as well as increased penalties, up to 4% of the total worldwide turnover of the company, for infringments of the regulation obligations; and

•	the designation of a Data Protection Officer (“DPO”).

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

Item 4. Information On The TIM Group	Regulation

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

TIM implemented the requested measures to comply with the above mentioned provision.

❖	Review of directive EU 2002/58 (ePrivacy Directive)

The European Commission put forward its Proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in electronic communications and will complement the GDPR, confirming the principle of confidentiality of communications (which is not specifically included in the GDPR) and addressing specifically the processing of traffic and location data (metadata) generated by providers of e-communications networks and services.

The text proposes that the principle of confidentiality be extended to new services provided by OTTs, such as e-mail and messaging services. However, the proposed text fails to sufficiently align with the GDPR, as it basically maintains the current rules on how e-communication services providers will be able to process traffic and location data (metadata). With very few exceptions related to the service provision, billing purposes and security,

Item 4. Information On The TIM Group	Regulation

providers will have to request consent from the end-user for processing their data. Otherwise, metadata must be erased or made anonymous as soon as the communication has taken place, if none of the lawful grounds mentioned apply.

The proposed rules do not recognize “legitimate interest” as legal grounds or the possibility of “compatible further processing” when the processing is not based on consent. As set by the new GDPR, such additional processing should be allowed when compatible with the purpose for which data was initially collected and appropriate safeguards like pseudonymisation have been taken.

National Data Protection Authorities will be responsible for the enforcement of the ePrivacy Regulation that replicates the scheme of fines of the GDPR.

The Parliament approved amendments to the Commission proposal in October 2017, while discussions in Council are still ongoing. Therefore, a swift adoption, necessary to guarantee the simultaneous application of ePrivacy regulation and GDPR in May 2018, appears unrealistic. The regulation is expected to be adopted by the end of 2018.

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

•

Proceeding “A428C”: on July 17, 2015, TIM received the filing from a proceeding concerning a possible infringement of the order contained in the A428 Decision from May 2013 with reference to the abuse of dominant position related to the supply of wholesale services to AltNets. On January 13, 2017, the Antitrust Authority (AGCM) notified TIM of its decision, acknowledging that TIM had fully complied with resolution A428 and that the conditions for imposing sanctions for non-compliance did not apply. AGCM also acknowledged that TIM’s conduct following the 2013 resolution has been focused on improving performance in connection with the provision of wholesale access services that concerned the services subject to investigation and new ultrabroadband access services. AGCM also acknowledged the positive impact of the implementation of the TIM’s New Equivalence Model (“NEM”), which remains ongoing. AGCM’s decision requires TIM to: i) carry on with the implementation of NEM, which is to be completed by April 30, 2017 and ii) inform the AGCM on the levels of performance of the wholesale access services provisioning systems and on the completion of the related project of internal re-organization by May 2017. At the end of May 2017, TIM filed the information required, providing evidence of NEM implementation and data about the performance level of wholesale access services. On August 9, 2017 AGCM confirmed its positive assessment based upon the above mentioned information.

Item 4. Information On The TIM Group	Regulation

•

Proceeding “A500B”: on November 16, 2016, AGCM notified TIM the opening of an investigation for alleged abusive behaviors in the market of Bulk SMS services. TIM would have hampered competition by abusing its dominant position in the market of SMS termination on its own network. The proceeding was initiated by a notification of the operator Ubiquity, active in the segment of the SMS alert services for the banking and financial sectors, in competition with TIM and other mobile operators, Vodafone included. In the complaint Ubiquity claims that TIM is applying wholesale prices that make unprofitable the provision of the retail services for the non-vertically integrated competitors such as Ubiquity. AGCM set November 30, 2017 as the deadline to close the procedure. An analogous charge has been addressed to Vodafone, against which AGCM started a separate enquiry, assuming an alleged analogous abuse of dominant position. . On April 12, 2017 AGCM decided to extend the investigation to Telecom Italia Sparkle S.p.A., a wholly owned subsidiary of TIM. On July 28, 2017, AGCM issued its preliminary findings (the so called Statement of Objections) confirming the existence of an abuse of a dominant position by TIM. On December 13, 2017, AGCM issued its final decision imposing a fine of approximately 3.7 million euros on TIM for having abused its dominant position in the market. On February 26, 2018, TIM appealed the decision before the TAR Lazio.

•

Proceeding “I799”: On February 1, 2017, following complaints by Wind, Vodafone and Enel, AGCM opened a proceeding against TIM and Fastweb to assess potential anti-competitive agreements stemming from the creation of the joint venture Flash Fiber, aimed at deploying, in a cooperative manner, a FTTH (Fiber To The Home) network in 29 cities. In order to reach a conclusion of the proceedings without a finding of infringement, TIM decided to provide a proposal of commitments with some amendments to the undersigned agreement. On April 9, 2018, AGCM notified TIM and Fastweb the approval of the proposed commitments and closed the proceeding without the imposition of any fine.

•

Proceeding “A514”: On June 28, 2017, AGCM opened case A514 against TIM, aimed at assessing likely breaches of Article 102 of TFEU, based on claims raised by Infratel, Enel, Open Fiber, Vodafone and Wind Tre in May and June 2017. The investigation aimed at assessing whether TIM abused its dominant position both in the wholesale access and retail services markets, with respect to the fixed broadband and ultra-broadband network.

Specifically, AGCM asserts that TIM may have acted to:

•	slow down and hinder the execution of Infratel tenders with the aim of either delaying or making the entry to the wholesale market of another operator less profitable; and

•

adopt pre-emptive strategies to lock in customers in the retail ultra-broadband markets, by means of commercial policies aimed at reducing the attractiveness of end-users for competitors, thus lowering competition.

On February 14, 2018, AGCM extended the scope of the investigation assuming that TIM may have applied, in the provision of BB and UBB wholesale access services, economic conditions to hinder infrastructure competition and limit competition for customers that purchase wholesale services.

The end of the proceedings is expected by October 31, 2018.

I820

On February 7, 2018, AGCM announced the start of an investigation of TIM, Vodafone, Fastweb, Wind-Tre and the association of operators ASSTEL to ascertain whether those companies, together with the association, coordinated their commercial strategy, thereby breaching art. 101 TFUE.

The above-mentioned coordination is alleged to have resulted in the adoption of almost identical practices of implementing the obligation introduced by article 19 quinquiesdecies of the Law by Decree 148/2017 (converted into Law 172/2017), which requires electronic communications operators to implement billing cycle of one month (or month multiples) for fixed and mobile services.

On March 21, 2018, as a precautionary measure, AGCM warned TIM and the other operators to terminate the above-referenced alleged anticompetitive agreement relating to the repricing of their commercial offers. The precautionary measure was confirmed by AGCM on April 11, 2018 for all the operators involved.

The deadline to close the proceeding is set for March 31, 2019.

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

•	the public authority invests under the same conditions that would be applied to a private investor (Market Economy Investor Principle – “MEIP”);

•	the public contribution is limited to the compensation of the provision of a service of general economic interest (Services of General Economic Interest principle- “SGEI”);

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

With regard to the operational activity of TIM Brasil, ANATEL developed regulations for mobile communication services (“SMP”—Personal Mobile Services), fixed communications services (Serviço Telefonico Fixo Comutado or “STFC”) and data transmission and multimedia services (“SCM”).

In 2010 virtual mobile operators were allowed to enter the market upon commercial agreements with the established operators.

In 2016 and 2017 ANATEL issued certain regulations that are particularly relevant to TIM Brasil’s operations, including: Resolution No. 663/2016, which modified rules of the MVNO Regulation; Resolution No. 667/2016, which approved the General Regulation of Accessibility in Telecommunications Services of Collective Interest; Resolution No. 668/2016, which modified the STFC Regulation; and Resolution No. 671/2016, which approved the Regulation on the Use of the Radiofrequency Spectrum and modified the Regulation on the Collection of Public Price for the Right of Use of Radiofrequencies and the Regulation on the Imposition of Administrative Sanctions; Resolution No 683/2017, which disciplines the obligation to share support infrastructure for the provision of telecommunications service, including towers poles, towers, masts, cabinets, ducts, conduits, surface structures and suspended structures.

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

Item 4. Information On The TIM Group	Regulation

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

Until 2016, the interconnection charges for fixed network (“TU-RL”: Tarifa de Uso da Rede Local) amount to a percentage of retail prices for the incumbent operators. Alternative operators (including TIM) can apply asymmetrical interconnection rates exceeding up to 20% the one applied by the incumbents. As from 2016, the fixed interconnection rates have been following a cost oriented approach.

The values of mobile termination rate (called “Value to Use the Mobile network”—“VU-M”) are freely negotiated by operators. The National Regulatory Authority has, however, arbitration power in case of disagreement and it can determine a reference value according to criterion set up by regulation. From January 2013, the reference values set by ANATEL comply with a “glide path”, which led to cost orientated values starting from 2016 until 2019. On February 24, 2017, considering the glide path provided in Act No. 6,211/2014, mobile termination call values (VU-M) were again reduced, depending on the Plano Geral de Autorizações do Serviço Móvel Pessoal (“PGA-SMP”) Region, to approximately 0.05 (five cents) reais and, on February 24, 2018, it will be reduced to 0.03 (three cents) reais.

ANATEL is currently reviewing the interconnection regulation and, as a result of such process, current practices regarding interconnection agreements may have likely to be revised.

Interconnection agreements are subject to prior approval by ANATEL.

❖	General Competition Plan

In November 2012, ANATEL published the General Plan for Competition Targets (the “PGMC”), introducing tools for market analysis and identification of operators with market power and imposition of ex-ante obligations.

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

TIM Brasil has been identified as having SMP in the wholesale markets of mobile termination, national roaming and access to Towers. The measures applied to a SMP operator in those markets include:

•	a glide path on mobile termination rates based on a price cap system;

•	an obligation to offer the service of national roaming to operators not having SMP: regional licensed CTBC and Sercomtel and national licensed Nextel; and

•	an obligation to present a Reference Offer of Towers, with regulated price and conditions.

Item 4. Information On The TIM Group	Regulation

The second analysis and definition of SMP operators was held in 2015 confirming the previous decision of 2012 and the remedies imposed on TIM Brasil remained unchanged.

The review of the markets susceptible to be regulated and the remedies applicable to SMP operators is ongoing. Public consultation was held in 2017, but the Regulation is still to be released.

➢	Cost models’ implementation

In 2005, ANATEL issued a ruling for “Accounting Separation and Cost Accounting”. This ruling introduced the obligation to present the Accounting Separation and Allocation Document (“Documento de Separação e Alocação de Contas”—“DSAC”) for license holders and groups holding SMP in the fixed and/or mobile network interconnection and wholesale leased lines markets (“Exploração Industrial De Linha Dedicada”—“EILD”). Operators, including TIM, are providing ANATEL with the requested information since 2006 for fixed services and since 2008 for mobile services. In July 2014, ANATEL published the final decision regarding the costing models to set the wholesale reference values for the fixed and mobile access and interconnection services, as well as the reference values for the Leased Lines (Industrial Exploitation of the Dedicated Line – “EILD”).

As from 2016, Fixed Termination Rates (“FTRs” or “TU-RL”) and Mobile Termination Rates (“MTRs”) are cost oriented to achieve the efficient cost level based on BU-LRIC model in 2019. For EILD, the efficient cost level will be reached in 2020.

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

In July 2014, ANATEL published a final decision regarding the cost model and the reference values of the mobile termination rates that will apply over the period from 2016 to 2019 for SMP operators. For 2016, MTRS were set with a Top Down methodology, and 2017-2018 MTRs will be based on linear progressive reductions until convergence to the BU-LRIC model is reached in 2019. The 2019 MTR (based on a full LRIC cost model) of 0.017 reais/min. (0.47 eurocents), will be lower than the current European MTR average of approximately 1.1 eurocents, although the latter is based on pure LRIC cost model.

Under the glide path of reductions defined by ANATEL, from February 2016, SMP operator MTRs (TIM Brasil, Vivo, Claro and Oi) are about 0.10 reais/min. (2.7 eurocents) on average. These termination rates represent a decrease of 37% relative to 2015 rates.

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

Item 4. Information On The TIM Group	Regulation

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

The frequencies will be available in all Brazilian cities that could face interference in simultaneous TV and Long Term Evolution (“LTE”) operations within 9 months of the complete “switch-off” of analogue television channels.

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

Bid winners were required to cover the costs for the implementation of the measures to overcome any spectrum interference and the expenses resulting from the reallocation of Digital TV channels.

In December 2014, TIM acquired the 718-728 MHz and 773-783 MHz sub-bands, with national coverage; these authorizations are valid until 2029. These sub-bands are only partially available for mobile operation because they remain in use by broadcasters and ANATEL’s approval required for their usage is still pending. The mobile operations on those sub-bands may only begin after the reallocation of broadcasting channels and the following approval by ANATEL and interference mitigation. The 700 MHz spectrum was available for LTE activation by TIM for more than 3,500 cities. Currently about 1,000 are in operation.

Spectrum auction in the 1800 MHz, 1900 MHz, and 2500 MHz bands

On April 19, 2016, ANATEL’s auction Committee assigned the multi-band local spectrum (135 MHz in the 1800 MHz, 1900 MHz, and 2500 MHz bands, including 60 MHz of unpaired Time Division Duplex spectrum) auctioned in December 2015 for mobile and fixed-wireless broadband services.

TIM was awarded Frequency Division Duplex (“FDD”) spectrum in the 2500 MHz band enabling the provision of 4G/LTE services in the metropolitan areas of Recife and Curitiba. Authorization Terms were signed in July 2016 for 15 years, and can be renewed for an additional 15-year term.

TIM and other incumbent mobile operators (Vivo, Claro, and Oi) were not eligible to bid for any spectrum in the 1800 MHz band because of existing spectrum caps.

➢	“Marco Civil de Internet”

The “Marco Civil Internet “, which went into effect in June 2014, constitutes a kind of “Constitution” on the use of the Internet in Brazil.

Item 4. Information On The TIM Group	Regulation

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

On April, 11, 2016, following a public consultation that closed on January 15, 2016, , the Ministry of Communications issued guidelines for ANATEL on how to carry out this transformation and move to a more market-oriented licensing approach.

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

As a result of the on-going debate regarding the licensing regime, ANATEL was tasked with reviewing concession contracts by December 2016. However, after the publication of Resolution 673, approved on December 30, 2016, the deadline for reviewing these contracts was postponed to June 30, 2017, notwithstanding revised concession contracts have been not signed yet.

Additionally, a Bill of Law (PLC—Projeto de Lei da Câmara—79/2016) is under review, which amends Law 9.472/1997 (LGT), allowing ANATEL to change the licensing model of telecommunications service. The concession agreement shall be replaced by an authorization form following ANATEL’s approval. ANATEL is responsible for attesting the criteria of “effective competition” and “proof of fulfillment of universal service targets in the provision of Serviço Telefônico Fixo Comutado or Fixed Switched Telephony Service (“STFC”).

This Bill also changes radiofrequency rules, establishing subsequent and unlimited renewals of up to 20 years and creates Spectrum Secondary Market, allowing Radiofrequency trading among players.

Item 4. Information On The TIM Group	Regulation

The Bill has been approved by the Lower House and the Senate but has not been approved at the presidential level. On December 22, 2016, a number of senators from opposition parties filed a petition for writ of injunction (“Mandado de Segurança”). Legislative discussion returned in February 2017 and the Bill of Law now awaits Senate approval.

The bill awaits a vote in the Senate. Even if the Senate approves the bill without changes in connection with the proposal approved by the House of Representatives, Presidential approval will be required.

Additionally, a new Presidential Decree is expected in 2018 with the goal of updating and consolidating, in a single instrument, the public policies for the telecommunications in Brazil. The proposal places broadband at the center of public policy of Brazilian telecommunications. This decree, submitted for public consultation in October 2017, revokes and replaces three other decrees currently in force, bringing together in a single instrument the regulatory guidelines for the expansion of broadband services and digital inclusion in the country. The Decree will repeal Decree No. 4,733/2003, which provides for public telecommunications policies; Decree No. 7,175/2010, which established the National Broadband Plan (“PNBL”); and Decree No. 8.776/2016, which created the Brazil Intelligent Program, a new stage of expansion of the PNBL with actions to universalize access to the Internet and increase the average speed of fixed broadband in the country. The decree will also establish public and private investment priorities for the expansion of telecommunications infrastructure through fiber optics, radio and satellite.

Item 4. Information On The TIM Group	Transactions With U.S. Sanctioned Countries

4.4    TRANSACTIONS WITH U.S. SANCTIONED COUNTRIES

In accordance with our Code of Ethics and Conduct, we seek to comply with all applicable international trade laws including applicable sanctions and embargoes. Below we discuss our activities related to certain countries that are targets of U.S. economic sanctions: Iran, North Korea, Sudan and Syria (the “Designated Countries”).

Activities relating to the Designated Countries

To our knowledge, activities relating to Designated Countries are as follows:

(i)	Roaming Agreements with local mobile phone operators:

•	Iran: KFZO-TKC (former Payam Kish), Gostaresh Ertebatat Taliya PJS (former Taliya), Rightel Communication, Irancell (MTN), Mobile Company of Iran (MCI) and Kish Cell Pars Co. Telecomm co;

•	North Korea: none;

•	Sudan: Sudanese Mobile Telephone (former ZAIN SD) and MTN Sudan, Sudatel Telecom Group, Canartel;

•	Syria: MTN Syria (former Spacetel Syria 94 and former Areeba), Syriatel Mobile Telecom SA (“Syriatel”) and Syrian Telecom Establishment (STE).

(ii)

International Carrier Agreements for the delivery of voice and data traffic from such countries to our networks and from our networks to such countries including in connection with our roaming agreements. To this end, our subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”), directly and through its subsidiaries, has agreements with the Telecommunication Company of Iran (TCI) in Iran; Sudan TLC (former PT&TG PUBLIC SUDAN), Sudatel Telecom Group, ZAIN Sudan and Canartel in Sudan; and Syrian Telecom Establishment (STE) (Directorate General of Syria) in Syria.

TI Sparkle has an agency agreement with Cypress Corporation DFZCO (a company incorporated in the “free zone” of the Dubai airport) that promotes the use of voice services towards Syrian Telecom Establishment (STE), a company reportedly affiliated with the government of Syria. The agreement provides that we pay this agent based on a fee that is a percentage of revenues we earn.

In addition, TIM S.p.A. has entered into certain agreements for the provision of TLC services (marine radio traffic) with Telecommunication Infrastructure Company of Iran (TIC) for services to the Islamic Republic of Iran Shipping Lines.

(iii)	Commercial Sale and Other Agreements.

In quantitative terms, the impact of all such agreements (roaming, international carrier, commercial sale and other) on the TIM Group consolidated financial statement line items are as follows:

Year ended December 31, 2017
(thousands of euros)
Revenues	8,327
Expenses	11,259
Receivables	34,568
Payables	39,740

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

Item 4. Information On The TIM Group	Transactions With U.S. Sanctioned Countries

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

In 2017, our total revenues from roaming agreements with networks of the Designated Countries are detailed as follows:

Year ended December 31, 2017
(thousands of euros)
North Korea	—
Iran	59
Sudan	20
Syria	9

Total revenues from roaming agreements	88

In 2017, our total charges from roaming agreements with networks of the Designated Countries are detailed as follows:

Year ended December 31, 2017
(thousands of euros)
North Korea	—
Iran	397
Sudan	87
Syria	9

Total charges from roaming agreements	493

Item 4. Information On The TIM Group	Transactions With U.S. Sanctioned Countries

As of December 31, 2017, our total receivables from roaming agreements with networks of the Designated Countries are detailed as follows:

As of December 31, 2017
(thousands of euros)
North Korea	—
Iran	696
Sudan	68
Syria	41

Total receivables from roaming agreements	805

As of December 31, 2017, our total payables from roaming agreements with networks of the Designated Countries are detailed as follows:

As of December 31, 2017
(thousands of euros)
North Korea	—
Iran	2,606
Sudan	27
Syria	77

Total payables from roaming agreements	2,710

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

In 2017, our total revenues from traffic from networks located in the Designated Countries to our networks are detailed as follows:

Year ended December 31, 2017
(thousands of euros)
North Korea	—
Iran	470
Sudan	3,048
Syria	3,360

Total revenues from traffic	6,878

In 2017, our total charges from traffic to networks in the Designated Countries from our networks are detailed as follows:

Year ended December 31, 2017
(thousands of euros)
North Korea	—
Iran	193
Sudan	4,050
Syria	6,523

Total charges from traffic	10,766

Item 4. Information On The TIM Group	Transactions With U.S. Sanctioned Countries

As of December 31, 2017, our total receivables from traffic from networks located in the Designated Countries to our networks are detailed as follows:

As of December 31, 2017
(thousands of euros)
North Korea	—
Iran	4,902
Sudan	12,230
Syria	15,861

Total receivables from traffic	32,993

As of December 31, 2017, our total payables from traffic to networks in the Designated Countries from our networks are detailed as follows:

As of December 31, 2017
(thousands of euros)
North Korea	—
Iran	4,921
Sudan	12,752
Syria	19,357

Total payables from traffic	37,030

Such amounts of revenues, charges, receivables and payables are de minimis with respect to our consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

Commercial Sale and Other Agreements

TI Sparkle provides institutional access to Internet to Syria and Sudan by means of Seabone IP ports and data transmission capacity through international cable systems.

On December 20, 2016, Olivetti and Faravaran Hamgam, a local Iranian company, executed an agreement for the local production and sale of Olivetti’s electronic cash registers and the provision of assistance in connection with these machines in Iran. Faravaran Hamgam will locally assemble Olivetti products through one of its own controlled companies. Production has not yet started.

In September 2016, TI Sparkle reached an agreement with TCI for the development of a Point of Presence (“POP”) of Sparkle Internet backbone in Iran and the provision of IP Transit services from Sparkle to TIC. Currently the POP is not open.

In 2017, our total revenues from Commercial Sale and Other Agreements with the Designated Countries are detailed as follows:

Year ended December 31, 2017
(thousands of euros)
North Korea	—
Iran	—
Sudan	388
Syria	973

Total revenues from commercial sale and other agreements	1,361

Item 4. Information On The TIM Group	Transactions With U.S. Sanctioned Countries

As of December 31, 2017, our total receivables from Commercial Sale and Other Agreements with the Designated Countries are detailed as follows:

As of December 31, 2017
(thousands of euros)
North Korea	—
Iran	—
Sudan	770
Syria	—

Total receivables from commercial sale and other agreements	770

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

4.5    GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

The following explanations are not intended as strict definitions, but to assist readers to understand certain terms as used in this Annual Report.

2G (second-generation Mobile System).    Second-generation mobile systems using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These systems support voice and limited data communications as well as auxiliary services such as fax and SMS.

3G (third-generation Mobile System).    Third-generation wireless system, designed to provide high data speeds, always-on data access, and greater voice capacity. 3G networks allow the transfer of both traditional communication services (telephony, messaging) and data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G, 3G networks technology enable mobile video, high-speed internet access. The standards of the 3G technology include UMTS, based on WCDMA technology (quite often the two terms are often used interchangeably) and CDMA2000.

4G (fourth-generation Mobile System).    Fourth-generation systems are designed to provide, in addition to legacy services, mobile broadband Internet access to several kinds of devices such as laptops with wireless modems, smartphones, tablets and other mobile devices. Current and future applications include mobile web access, IP telephony, gaming services, high-definition mobile video, video conferencing, Internet of Things and cloud computing applications. 4G standards include LTE e LTE-A (LTE-Advanced).

5G (fifth-generation Mobile System).    5G indicates the fifth generation wireless systems that will be introduced on market starting from 2020. International standard for a like 3GPP (3rd Generation Partnership Project) and ITU Commission (International Telecommunication Union) are defining characteristics and standards of 5G future connectivity and the first field trials will be launched in 2018.

The main elements of the 5G network will be:

•

bit-rate significantly higher than 4G in larger spectrum bandwidth (up to tens of Gbit/s over hundreds of MHz) to ensure greater quality of service, for innovative services such as video download and live streaming;

•	ultra-low latency in the order of milliseconds;

•

possibility of connecting simultaneously hundreds of thousands of objects (Internet of Things): wearable technologies, automatic systems for traffic control, assisted driving for vehicles, home automation;

•	ability to connect moving vehicles at higher speeds.

Access charge.    Amount charged by national operators for the use of their network by customers of other operators. It is also known as an “interconnection charge”.

ADSL (Asymmetric Digital Subscriber Line).    Technology that transforms, through a modem, the traditional copper fixed line into a high-speed digital connection for the transfer of multimedia data. ADSL is an asymmetrical technology used to achieve broadband transmission.

AltNets (Alternative Network Operators).    Companies, other than the incumbent operators, that operate telecommunications systems in a national market.

Analog transmission.    Legacy non-digital transmission technology where the representation of voice, video or other information is done by a continuous signal for which the time varying feature (variable) of the signal is a representation of source time varying quantity.

ATM (Asynchronous Transfer Mode).    A network protocol through which the transfer of data is achieved using the encapsulation of fixed length (53 bytes) data units, called cells, instead of variable-length packets as is the case in packet-switched networks.

Backbone.    Portion of the telecommunication network that supports long-distance connections which aggregates large amount of traffic and from which the connections for serving specific local areas depart.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

Big Data.    Big data is a term used to describe the set of technologies and methods for massive data analysis. The term indicates the ability to extrapolate, analyze and relate a huge amount of heterogeneous, structured and unstructured data, to discover the links between different phenomena and predict the future ones.

Bit-stream access.    Wholesale interconnection services which consist in the supply by a dominant telecommunications operator (incumbent) of access transmission capacity between an end customer and an interconnection point of another operator (OLO).

Bottom-up.    The bottom-up approach develops a cost accounting model beginning with the expected demand in terms of subscribers and/or traffic. It then assesses the network design and related costs based on the network engineering model.

Broadband services.    Broadband includes network technologies which achieve a transmission speed of 2 Mbit/s. These speeds are made available on both the copper fixed-line, through ADSL technology, and mobile network, starting from third generation systems. Broadband services include voice and data. Data services comprise high speed internet access, interactive video and audio files, point to point and multi point video services (video calling and video conferencing), video on demand (download and streaming) and television programs.

Broadcast.    Simultaneous transmission of the same information to all nodes and terminal equipment of a network.

BSC (Base Station Controller).    Control node of the 2G radio access network and interface with the MSC switching node. It has the task of supervising and controlling radio resources, for both call or data set up and maintenance.

BSS (Business Support System).    The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases.

BTS (Base Transceiver Station).    Radio base station transmitting and receiving the GSM radio signal to cover an area, split in one or more cells) by using one or more radio transceivers (TRX). BTS performs also GSM communications ciphering/deciphering.

Bundle.    Commercial offer including multiple telecommunications services (voice, broadband internet, IPTV, other) by an operator under the same commercial brand. Dual Play bundle includes fixed telecommunication services and broadband internet; Triple Play bundle is the “dual play bundle” integrated with IPTV; Quadruple Play bundle is the “bundle triple play” integrated with mobile telecommunication services.

Caching.    Web-content caching (videos, HTML pages, images, etc.) is a technology that allows for the reduction of bandwidth usage and content access time. A cache stores copies of documents requested by users, so that subsequent requests can be satisfied by the cache itself, under appropriate conditions.

Carrier.    Telecommunication services operator, providing a transport of communication services by means of its physical telecommunication network.

Carrier Aggregation.    Technology used to aggregating more radio carriers to increase the transmission speed over a wireless network.

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

CDMA (Code Division Multiple Access).    A channel multiple access method used in radio communication. First radio systems based on CDMA were developed by Qualcomm, and commercially introduced in 1995. It enables the simultaneous transmission on the same channel of multiple signals, each of which is uniquely coded to distinguish it from the other messages.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

CDN (Content Delivery Networks).    Are content distribution systems (especially large multimedia contents, such as IPTV) managed by a Service Provider for the provision of audio streaming services and video, with better quality towards customers.

Cell.    Geographical portion of the territory illuminated by a radio base station.

Cellular.    A technique used in mobile radio technology to use efficiently the same spectrum of frequencies in a network. Controlled power radio transmitters are used to cover a “cell” (i.e., a limited area) so that the spectrum used for it can be reused without interference in other parts of the network.

Channel.    The portion of a communications system that connects a source to one or more destinations by means of transmission media and optical, electric, electromagnetic signals.

Closed User Group.    Groups of customers who can make and receive calls or messages within the group at special conditions (restricted access, dedicated pricing, …).

Community.    A group of people who have some interests in common and communicate via Internet (i.e. via social network).

Co-siting. Agreements to share technological sites (for Telecommunications, specifically, sites of access to the network and passive infrastructure) by several operators in order to achieve a more efficient use of network infrastructure in urban and rural areas.

CPE    (Customer Premise Equipment).    An electronic device (terminal, telephone, modem) for telecommunications used on the user’s side that is able to connect directly to the geographic transmission network through appropriate interfaces. The connection between the CPE and the network can be realized on physical carrier (optical fiber, telephone twisted pair) or on radio (wireless) carrier.

CPS (Carrier Pre-selection).    Within the framework of the Equal Access policy guaranteed to all operators, the CPS is a feature of the telephone network that allows to permanently specify the call routing to the chosen operator. This function must be implemented by the access operators in their own plants.

Decommissioning.    The disposal of old technological solutions (legacy or obsolete) in order to rationalize and simplify the current telecommunication networks with the aim of optimizing investments and improving the quality and time-to-market of services.

D-AMPS (Digital-Advanced Mobile Phone Service).    It is a digital version of AMPS (Advanced Mobile Phone Service), the original analog standard for cellular telephone service in the United States.

DCS 1800 (Digital Communication System).    A derivative of the GSM cellular mobile telephone standard. “1800” refers to the frequency used of 1800 MHz. DCS 1800 is the European PCN standard.

Digital.    A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. These networks, through the use of a technology converting analog signals into digital ones, allow for higher capacity and higher flexibility. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

Digital divide.    The gap between people with effective access to digital and information technology and those with very limited or no access at all. The term encompasses, among other things: gaps in ownership of or regular access to a computer or internet access due to being located in geographical areas with no broadband connectivity.

DSLAM (Digital Subscriber Line Access Multiplexer).    DSLAM denotes equipment multiplier of digital access lines able to process digital signals of various clients with xDSL lines and multiply them in a high rate data link to the nodes of the Internet.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

DSL Network (Digital Subscriber Line Network).    A network technology family that provides wide bandwidth digital transmission at short distances, through the traditional twisted copper pairs from the first switching office to the end user.

DTT (Digital Terrestrial TV).    Digital Terrestrial Television Broadcasting is a type of broadcasting technology that provides a more effective way of transmitting television services (in terms of number of channels and images quality) using a digital system.

DVB—H (Digital Video Broadcasting—Handheld).    DVB—H was a standard for the transmission of digital video optimized for mobile networks and handheld devices such as smartphones and cellular phones.

DWDM (Dense Wavelength Division Multiplexing).    This is a technology for multiplying and transmitting at the same time optical signals with different wavelengths in a single optical fiber in order to increase the available amount of bandwidth.

EDGE (Enhanced Data for GSM Evolution).    Technology that increases the speed of data transmission of the GPRS, the standard from 30-40 kbit/s to 400 kbit/s in the best radio transmission radio condition.

Ethernet.    Family of computer networking technologies for local area networks (LANs) and metropolitan area networks (MANs).

Exchange.    See Switch.

Fixed UBB.    Access technologies involving the use of optical fibers, known as FTTx, to provide ultrabroadband connectivity.

FTTx (Fiber to the …).     It is the term used to indicate any network architecture that uses fiber optic cabling in telecommunications access networks to replace, partially or totally, traditional copper cables. The various technological solutions differ in the point of the distribution network where the fiber connection is made, with respect to the end-user’s location. In the case of FTTC (Fiber to the Cabinet) the fiber connection reaches the equipment (distribution cabinet) located on the sidewalk, from where copper connections are run to the customer; in the case of FTTB (Fiber to the Building) the fiber arrives at the base of the building to a distribution box from where the vertical copper connection starts; in the case of FTTH (Fiber to the Home) the fiber connection terminates inside the customer premises.

FWA (Fixed Wireless Access).    FWA refers to a set of transmission systems developed to exploit specific frequencies of the radio spectrum in order to provide fixed broadband connectivity services (with nominal connection speeds equal to 1 Gbps).

Gateway.    An interconnection node between networks. A Gateway node may be used to separate networks belonging to different Domains or make functionally different networks interwork through protocol interworking.

G-FAST (Fast Access to Subscriber Terminal, group “G” of the ITU-T recommendations). Is a DSL standard, fourth generation on copper, adopted by ITU-T starting from 2014 that allows to reach aggregate Downstream speeds + Up Stream of about 500 Mbit /s up to 100m. and about 800-900 Mbit /s up to 50m. It is therefore a technology with a speed higher than VDSL2 and eVDSL but, being optimized for very short distances, the network devices must be positioned even closer to the customer than the cabinets line, or rather in distribution boxes at or at the base of buildings.

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

GPRS (General Packet Radio System).    Packet switched system to efficiently transmit data over 2G cellular networks.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

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

ICT (Information and communication(s) technology).    Broad area concerned with information technology, telecommunications networks and services and other aspects of managing and processing information, especially in large organizations.

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

Internet of Things.    The extension of Internet to the world of objects (devices, equipment, systems,..etc.), which become recognizable and acquire intelligence due to the fact that they can communicate data about themselves and access aggregate information from other object. There are many fields of applicability including: industrial applications (production processes), logistics and infomobility, to energy efficiency, remote assistance and environmental protection.

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

ISDN (Integrated Services Digital Network).    A narrowband system in which several services (e.g., voice and data) may be simultaneously transmitted end to end in digital form.

ISPs (Internet Service Provider).    A vendor who provides access to the Internet and World Wide Web.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

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

Latency.    The latency of a system can be defined as the time interval between the time the input arrives to the system and the time when its output is available. In other words, latency is nothing more than a measure of the speed of response of a system.

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

MPLS (Multi Protocol Label Switching).    See IP/MPLS.

MSC (Mobile Switching Center).    Executes functions such as controlling calls, switching traffic, billing, controlling and authentication and acts as an interface with other networks.

Multicast ABR (Multicast Adaptive Bit Rate).    Technology that encodes the video multicast traffic in different streams at different bitrates, used according to the channel conditions, allowing to optimize the use experience the use of network resources.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

Multimedia.    A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

MVNO (Mobile Virtual Network Operator).    MVNO is a mobile communications service provider that does not own the radio spectrum or wireless network infrastructure over which the MVNO provides services to its customers.

Naked.    A digital subscriber line without an analog or ISDN telephony service. It is a line dedicated to data services.

Network.    An interconnected system of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cables or radio connections.

Network cap.    See Price cap.

NFV (Network Function Virtualization).    The NFV paradigm allows both fixed and mobile network functions to become software applications, called VNF (Virtual Network Function), which the operator can instantiate on commercial servers, exploiting virtualization technologies, separating the link between hardware and software present in the current network devices.

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

N-play offering.    Offerings to customers which bundle two or more of the following mobile and fixed services: voice, broadband and ultrabroadband data, video and TV, mobile.

OLOs (Other Licensed Operators).    Companies other than the incumbent operator that operate telecommunications systems in a national market.

OLT (Optical Line Termination).    Optical element of the PON network (Passive Optical Network) that acts as an interface between the PON itself and the Backbone network. OLT is located in the central office.

ONU (Optical Network Unit).    Optical element of the PON network (Passive Optical Network) which acts as an interface with the user access device or the distribution network to users. ONU is located in the distribution cabinet.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

Optical fiber.    Thin glass, silica or plastic wires, building the base infrastructure for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of delivering a signal (light impulse) at almost unlimited bandwidth. Optical fibers are usually employed for long-distance communication: they can transfer “heavy” data loads protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable and copper twisted-pair lines.

OSS (Operations Support System).    Methods and procedures (whether automatized or not) that directly support the daily operation of the telecommunications infrastructure.

OTT (Over the Top) players.    Operators offering contents and services on the Internet without owning the proprietary TLC network infrastructure.

Outsourcing.    Entrusting an external party carrying out services and business operations such as the planning, construction and hosting services of a telecommunications management system and, ultimately, the management of the entire telecommunications system.

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

PCS (Personal Communications Services).    Set of wireless communications functionalities, voice and/or data, which provide similar services such as mobile ones.

Peering.     The voluntary interconnection of Internet networks, that refer to different Internet Service Providers which allows users to exchange traffic between different networks.

Penetration (market penetration).    It represents the number of people (or subscriber) who acquires goods/ services of a particular brand or a particular category, divided by the population where the service is available.

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

Price-cap.    Then it identifies the maximum price limit, set by a regulator, at which a product/service can be sold.

PSTN (Public Switched Telephone Network).    It is the first-generation telephone network and provides basic telephone service.

RNC (Radio Network Controller—counterpart of BSC in GSM).    It is the equipment (or node) for the control and aggregation of 3G network.

Roaming.    Agreement among two or more Mobile Operators from different Countries, under which Users can use the mobile network of other Operators participating in the agreement. The roaming service is activated for example when the terminal is used overseas and enables a mobile user to access a different network from the one to which he subscribes.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

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

SDN (Software Defined Networking).    A paradigm based on network virtualization that aim is to transform traditional networks into flexible and intelligent platforms to satisfy in real time the bandwidth requirements and the dynamic nature of digital applications.

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

SLA.    Service Level Agreements (SLA) are contractual instruments through which service metrics are defined (eg quality of service) that must be respected by a service provider (provider) towards their customers / users.

SLU (Sub Loop Unbundling).    It consists in providing access to the local sub-section of the Operator copper network, in particular the section of the network between the user site and the distribution cabinet or an intermediate concentration point.

Small Cells.    Small cells are low energy consumption access nodes to the radio spectrum. Smaller than the antennas, Small Cells are usually used in mobile telephony, both for the coverage of outdoor areas (squares, pedestrian streets, etc.) and for the coverage of indoor hot spots (airports, stadiums, shopping centers, stations, hospitals, university campuses, etc.).

SMART CITY.    The term Smart City refers to an urban area that uses integrated ICT technologies to optimize resources in key areas: mobility, communication, economy, work, environment, administration and construction. From an infrastructural point of view, the use of available resources on the web improves economic and political efficiency and can allow social, cultural and urban development.

Smartphone.    Electronic device that combines the functions of a mobile phone and a handheld computer equipped with a complete operating system.

SMART TV.    The term Smart TV identifies the new generation of televisions which allows us to enjoy multimedia audio-video content (movies, TV series, music videos, gaming,..) through an internet connection.

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

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

STB (Set-Top Box).    It is a customer device able to receive TV signals from a communication network (such as broadband/ultrabroadband access network, terrestrial broadcast, satellite broadcast, etc.) and output them to TVs and other display devices (monitors, projectors, etc). It may include Conditional Access functions to handle paid content.

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

TCO (Total Cost of Ownership).    The TCO represents the global cost of an asset (e.g., an IT equipment) during its life cycle. The TCO takes into account both direct costs (hardware costs, network infrastructure, licenses) and indirect costs (management, maintenance, energy consumption).

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

Unbundling.    It is the service offered by the incumbent to the alternative operator which consists of the rental of the local loop i.e. the wire connection between the local exchange and the customer’s premises, so that the alternative operator is able to connect the twisted pair from the customer to its own equipment

Universal Service.    The obligation to supply basic service at an affordable price, or at special rates solely for subsidized users.

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

VAS (Value Added Services).    Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network. In PSTN and first generation mobile networks the basic service was telephony (switched voice calls, initially analog and later digital ones) while VAS could include data and fax transmission services, as well as call handling features such as call waiting, call forwarding, etc.. As time passed VAS based on call handling grew with further features such as toll free calling, voice virtual private networks, etc. A new class of VAS also developed in mobile networks, including message handling services such as SMS and MMS. In parallel, development of data networks turned data transmission services (initially X25, then Frame Relay, ATM, Ethernet, IP) into basic services of those networks, on top of which there may be VAS such as address translation, data virtual lines and virtual networks, traffic priority, encryption, etc.. A further category of VAS is those based on contents of Service Providers linked to the network, beginning with contents provided on telephony network, going on with contents delivered via SMS (news, weather, etc) and contents provided via browsing from mobile and fixed terminals, and arriving to video streaming contents.

VDSL (Very-high-data-rate Digital Subscriber Line).    Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with speeds of up to 50 Mbps in downstream.

VDSL2 (Very-high-data-rate Digital Subscriber Line 2).    “2nd generation” VDSL, able to achieve downstream speed in the range of hundreds of Mbps. Actual data rate however is largely dependent upon the distance between customer equipment and network equipment, e.g. for distances of some hundred meters the achievable rate is about 100 Mbps. For this reason network equipment is typically located in street cabinets, so to be closer to customers. A VDSL2 evolution named eVDSL (enhanced VDSL) yields achievable rates around 200 Mbps; it has been recently deployed in TIM network.

Vectoring.    Transmission technology that removes mutual interference (crosstalk) between copper lines bundled in the same cable. Of particular interest is the use on VDSL / VDSL2 / eVDSL lines in view of the growing penetration of ultrabroadband services, which would make interference more perceptible. In this perspective, the use of vectoring allows to maintain the typical performances of the aforementioned technologies. The technology is placed in the ONU apparatus where to be effective it is applied on all the lines of a cable; this means that in case of SLU (Sub Loop Unbundling), that is the presence of ONUs of several operators serving the lines of the same cable, a more complex implementation is required, the MOV (Multi-Operator Vectoring) that coordinates the vectoring of the different ONUs.

Virtualization.    An approach to implementation of functionality resorting only to software running on general purpose hardware generally not dedicated, as opposed to approaches resorting also to special purpose and/or dedicated hardware

VOD (Video On Demand).    TV-program offering on user’s request, with payment of a fee for each purchased program (a movie, a soccer match, etc.). Broadcast specifically for cable and satellite TV.

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

Item 4. Information On The TIM Group	Glossary of Selected Telecommunications Terms

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

White, gray and black areas.    The distinction between white, gray and black areas is relevant for the assessment of state aid to support the development of ultrabroadband networks, in terms of the compatibility of the aid with respect to Community legislation. This classification is contained in the European Union Guidelines:

•	white areas are areas without ultrabroadband (UBB) networks (connectivity), where private investors do not intend to invest in the next three years;

•	gray areas are areas in which an ultrabroadband (UBB) network (connectivity) is present or will be developed in the next three years by a single private operator;

•	black areas are areas in which at least two ultrabroadband (UBB) networks (connectivity) of different operators are present or will be developed over the next three years.

WI-FI.    Wireless technology enabling data links in a limited area, generally in some hundred meters range, with speed up to tens of Mbps. Typical applications are in homes and offices as alternative to wired LAN, as well as in public services for Internet access, and also to create link between devices (e.g. between a laptop and a smartphone linked to Internet).

Wi—Max (Worldwide Interoperability for Microwave Access).    A technology that allows wireless access to broadband telecommunications networks, initially defined in order to work on ranges up to tens of kilometers and speed in the tens of Mbps. It was defined by the Wi—MAX Forum, a global consortium formed in 2001 that brings together major companies in the field of fixed and mobile telecommunications and whose purpose is to develop, test and promote the interoperability of systems based on IEEE standards.

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

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

4.6    DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

General

As of December 31, 2017 and 2016, property, plant and equipment owned and leased are detailed as follows:

	As of December 31, 2017				As of December 31, 2016
	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment	Owned	Leased	Total property, plant and equipment	% of total property, plant and equipment
	(millions of euros, except percentage)
Land	213	16	229	1.4	203	16	219	1.3
Civil and industrial buildings	488	1,768	2,256	13.6	509	1,835	2,344	14.3
Plant and equipment	12,049	353	12,402	75.0	11,709	365	12,074	73.8
Manufacturing and distribution equipment	36		36	0.2	38		38	0.2
Other	376	138	514	3.1	391	125	516	3.2
Construction in progress and advance payments	1,054	56	1,110	6.7	1,097	72	1,169	7.1

Total	14,216	2,331	16,547	100.0	13,947	2,413	16,360	100.0

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

REAL ESTATE (LAND, CIVIL AND INDUSTRIAL BUILDINGS)

As of December 31, 2017, the Company owned a number of buildings throughout Italy. Specialized buildings for telecommunications services account for the majority of properties both in number and in terms of book value. Such buildings house mainly exchange equipment and transmission equipment, and are used as part of our continuing telecommunications operations. General purpose properties consist chiefly of offices, depots and computer centers.

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

In particular, in 2015, the Company purchased five strategic buildings and two strategic buildings were acquired in 2016. Over the 2015-2016 period the Company renegotiated and/or renewed approximately 1,100 leases. Over half of the renegotiated property rental contracts were previously accounted for using the operating lease method, however, as a result of the changes to the relevant contracts, they have been recognized in the statement of financial position at December 31, 2016 using the financial method (Tangible assets held under finance leases). In 2017, the renegotiation process continued and approximately 150 further contracts were successfully renegotiated.

In 2018, we expect to complete the above-mentioned real estate project, in respect of the remaining medium and small properties, with the aim of reducing rental costs.

NETWORK INFRASTRUCTURE (PLANT AND EQUIPMENT)

The TIM Group network infrastructure includes the domestic (Italian) and international fixed network, the domestic mobile network and the Brazilian mobile network. See “4.5 Glossary of Selected Telecommunications Terms”, for definitions of the technical terms used in this section.

Domestic (Italian) Fixed Network

At December 31, 2017, the domestic fixed network had the following figures:

Central Offices	approximately 10,361
Switching areas	547
Gateway areas (TDM)	33
Aggregation areas	12
Copper network	114.6 million kilometers-pair[4]
Fiber optic access/carrier network	14.3 million kilometers-fiber
Long Distance VC4	4,889
Long Distance Lambda (l)	828 l at 1 Gbps, 59 l at 2.5 Gbps and 1,299 l at 10 Gbps
Broadband/ADSL network	9,690 Central Offices covered
Main PoP data networks	32

Fixed Voice network.    The Fixed Voice Network dedicated to serving traditional voice (TDM) consists of 587 main local switches (SGU). Concerning the OLO interconnection, local switches are divided in 33 gateway areas.

Each local switch is physically interconnected to 2 out of 24 (12 pairs) Backbone Nodes (“BBN”).

Voice over IP (VoIP) service is guaranteed by a specific control platform dedicated to consumer and business customers. The IP/TDM interworking is carried out in the transit layer.

In terms of cable infrastructures, the fixed network includes 114.6 million km of copper pairs, mainly in the distribution network, and also 14.3 million km of fiber, both in access and trunk network.

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

The fixed long-distance transport network routes 4,889 VC-4 on the SDH Arianna, Phoenix, Phoebe, Kosmos networks. It supports also 828 lambda at 1 Gbps, 59 at 2.5 Gbps point to point optical channels and 1,299 at 10 Gbps point to point optical channels on the optical DWDM systems and on the “Kaleidon” network.

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

In 2017, the xDSL services for residential and business customers (retail and wholesale) covers more than 99.4% of the population and have been extended to 7,706 towns, including S. Marino (town covered minimum at 70%).

At the end of 2017, 9,690 local switching areas were covered by ADSL technology (compared to 9,666 at the end of 2016).

NGAN (Next Generation Access Network). NGAN (Next Generation Access Network).    In 2017 TIM continued to deploy a “NGAN”, based on optical fiber cables. NGAN deployment started in 2009 in Milan based on Fiber-To-The-Home (“FTTH”) architecture. Since 2012, deployment has been extended to the main cities in Italy with Fiber-To-The-Cabinet (“FTTCab”) architecture using fiber to street cabinets equipped with VDSL2 cards. In 2016, TIM also introduced eVDSL cards to increase the UBB speed to 200 Mbit/s.

In 2015 TIM, continuing FTTCab deployment, initiated a project to bring FTTH to 30 cities by 2019 (and other 59 BUL[2] cities) with the aim of improving ultrabroadband service to 200 Mbit/s and to 1 Gbit/s for FTTH.

More than 18,700,000 households had been reached by the end of 2017, through approximately 4,900 distribution central offices. The NGAN coverage in FTTH/Cab was approximately 77% of reached households at the end of 2017 (the reached households in FTTH numbered more than 2,240,000, with a coverage of more than 9%).

At the end of 2017, about 111,000 cabinets NGAN were reached with fiber optic cables (of which about 89,900 cabinets were installed with completely active service).

Domestic (Italian) Mobile Network

The domestic mobile network consists of:

•	GSM network (2G: second generation network);

•	UMTS network (3G: third generation network); and

•	LTE network (4G: fourth generation network).

On December 31, 2017, TIM domestic mobile network had the following figures:

[2]	BUL is an Italian acronym (Banda UltraLarga) referring to a public funding project aimed to development of ultrabroadband infrastructure.

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

GSM/EDGE network

•	14,352 BTS (Base Transceiver Station) GSM radio station (14,616 BTS at the end of 2016): -1.8% due to the GSM@1800 MHz refarming towards new technologies (LTE); approximately 950 of them are µBTS;

•	437,216 radio channels (719,594 at the end of 2016), -39.2% due to voice traffic migration from 2G to 3G and dismissal of 2G 900 MHz channels in order to develop UMTS 900 MHz coverage;

•	96 BSC (Base Station Controller) (97 at the end of 2016);

•	GSM Core Network: since the Circuit Switched Core Network is common to GSM and UMTS (Dual Access architecture), its description is given below.

UMTS/HSPA network

•	20,728 node B UMTS radio base station (18,487 node B at the end of 2016) +12.1%;

•	3,057,396 radio channels (2,728,295 radio channels at the end of 2016) +12.1%;

•	119 RNC (Radio Network Controller) (120 at the end of 2016): -1 RNC compared to 2016 due to the adoption of new generation equipment with superior performance;

•

GSM/UMTS Core Network: 50 MSC-server (Mobile Switching Center/Gateway), 92 access MGW (Media Gateway), 13 transit MGW, 4 IP STP (Signalling Transfer Point), 6 TSC-server (Transit Switching Center), 42 HLR (Home Location Register), 4 GGSN (Gateway GPRS Support Node).

In 2017, TIM continued implementation of the plan to distribute the High Speed Downlink Packet Access (“HSDPA”) and the High Speed Uplink Packet Access (“HSUPA”); these systems aim to increase the overall data transmission speed offered by UMTS.

In particular the HSDPA at 42 Mbit/s coverage level has overstepped 88.2 % of the resident population.

LTE network

TIM acquired frequency blocks on 800 MHz, 1800 MHz and 2600 MHz through an auction in September 2011.

The three bands are used for LTE deployment to provide ultrabroadband services to mobile customers. Moreover, in September 2015, TIM acquired a frequency block in the 1500 MHz band, specifically devoted to mobile ultrabroadband. In 2016, TIM initiated deployment of this new layer.

At the end of 2017, LTE network coverage is approximately 98% of the national population.

•	19,358 enode B (13,391 at the end of 2016) +44.6%;

•

LTE core network is undergoing a technological upgrade and currently includes: 12 SPGW (Packet Data Network/Serving Gateway), 12 MME[2] (Mobility Management Entity) all using triple access 2G/3G/4G technology, 6 HSS (Home Subscriber Server) Front End and 15 CUDB (Centralized User Database) according to Data Layered Architecture, 6 Mobile Broadband Policy Manager.

As of the end of 2017, the IMS core Network includes 4 CSCF (Call session Control Function), 4 MTAS (Multimedia Telephony Application Server) and 2 VoLTE Policy Manager for handling voice services on LTE (VoLTE).

International Fixed Network

TI Sparkle provides connectivity services (voice, mobile data, IP and managed bandwidth) and Cloud and Data Center services (Infrastructure as a Service—IaaS, Disaster Recovery, enhanced colocation) to national and international wholesale customers and to multinational corporates (MNCs) relying on an international network made of a proprietary cross-border backbone and bilateral connections.

[2]	An additional MME is devoted to the GSM-On-Ship service

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

TI Sparkle international backbone spans 450,000 km, covering all of the major regions worldwide and connects over 500 international voice operators. The cross-border backbone integrates 4 regional networks:

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

The TI Sparkle network is an integrated, multi-service backbone based on an IP-MPLS core handling differentiated classes of services. The transport layer is based over DWDM, with 10, 40 and 100Gbps optical lambdas while voice services are provided by Class 4 switches. Traffic protection is implemented by MS SPRING, SNCP, OTN, MSP 1+1 and “meshed” technologies.

In 2017, new backbone capacity of 200 Gbps and new DWDM equipment were deployed over the London-Paris, New York-London and New York-Paris paths using spectrum over Flag Atlantic-1 submarine cable, acquired from Global Cloud Exchange. New 100Gbps was deployed over the City-Ring, i.e. an optical metro area network connecting TI Sparkle points on presence in the New York area.

With respect to the transport network, in 2017 the 200Gbps deployment of the ASN OTN level in Italy and Europe supplying of protected services, and 1,200Gbps in Europe and 200G in Italy for unprotected capacity services were completed; in the infrastructure that connects the POP TI Sparkle to Mazara to the Interoute landing station, the protection route has been completed and 100Gb has been deployed with respect to both Mazara-Palermo and Mazara-Catania routes.

With respect to IP backbone, new core equipment were deployed in Palermo and Istanbul to further optimize capital expenditure efficiency, network scalability and resiliency and to support increasing traffic. New 200Gbps optical backbone was deployed over the Milan–Palermo, Milan-Frankfurt and Amsterdam-Milan routes. At the core level, upgrades at 100Gbps were carried out on Milan PoP, aimed at facilitating interconnection with a new national IP backbone. At the edge level, upgrades were carried out at 10/100Gbps in Marseille and a new edge router was deployed in Prague and Amsterdam, where new LAN-DCN were deployed in new Digital Reality site and Amsterdam TC1 was dismantled and decommissioned. In US, 10/100Gbps ports upgrades were carried out on the edge router in Jacksonville and on core routers in Newark and New York. Finally, Hamburg and Chicago PoPs were decommissioned.

A new router in Catania POP was deployed, dedicated to IP over SDH services.

An expansion of 400Gbps of the transmission ring from Singapore to Malaysia was carried out in partnership with a local operator. The new Singapore-Europe ring has been completed for the Ethernet over Dense services Wavelength Division Multiplexing (EoDWDM) and new 6x10 Gbps was deployed over the Palermo-Singapore route.

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

An upgrade of 300Gbps of the Italy-Libya submarine cable was completed with the installation of the DWDM 100G equipment between Mazara and Palermo. And the upgrade of the Italy-Malta submarine cable to 200Gbps was completed.

With reference to TI Sparkle offer for multinational corporate, new PoPs were deployed in Moscow, Tirana and Puerto Rico. Moreover, new edge routers were added in existing PoPs in Paris, Newark, Miami, Singapore, Sofia and Istanbul; edge router in Amsterdam was also upgraded. In order to improve quality for the main customers, a dedicated 10 GB backbone was designed between the edge and core routers in the main POPs, 10 Gb was deployed in the Milan-Frankfurt, Milan-Paris and Frankfurt-London links.

With respect to voice and mobile services, VTCH modules (+480 equivalent data links) were also activated in the soft-switch for Sigtran signaling traffic (SS7 reporting on IP) in order to support the migration from SS7 to Sigtran of the interconnection with TIM for the management of the international roaming and the exchange of text messages. A decommission plan was initiated with respect to old SBC technology equipment. The Network Data Center of Milan (Malpaga) has also been integrated into the network for session services, on which the VoIP call handling modules of the softs-witch are hosted. Following this activation, the call handling of the VoIP traffic is entirely managed by virtual infrastructure.

The SMS Hub / Transit platform in Open-mind technology has been adapted for integration with the new routing design system in LCR (Least Cost Routing) logic.

The Spectra2 simulation tool was also adapted for the generation of new LTE service scenarios to support assurance activities.

The capacity of the Sigos system for end-to-end service testing has been increased.

The installation of the SMS Firewall platform was completed at the Movicel Angola operator to support the “SMS Booster” service.

The VoIP call handling capacity has been increased through the introduction of 4 virtual VTCHx modules (+32,000 equivalent circuits) and the deployment of new software release on SBC (Session Border Controller) devices. A new system was also introduced for monitoring the VoIP traffic which is able to analyze the quality of voice, detecting the presence of calls with poor vocal quality and “one-way audio” phenomena.

Geo-redundancy has been activated for the SMS messaging platform (SMS Hub services and SMS Transit), running in Milan and Rome sites, in order to ensure services continuity even in the event of isolation of a site, e.g. due to power shutdown or fiber connectivity outage.

Mediterranean Backbone

In 2017, network upgrades on both transmission and IP backbones were completed, in line with the sales plan in this area.

Technical infrastructure updates were carried out in the Catania, Athens, Chania and Istanbul data centers with the aim of increasing efficiency and reliability. A new data center has been released in Catania, for the deployment of a new virtualized environment for network and IT technologies.

Enhancement of cloud infrastructure in Athens and Istanbul, through new appliances, has been completed.

Latin American Backbone

In 2017, upgrades were carried out at 600G on the SAC cable including 40G on the Atlantic side and 200G on the Pacific side.

The construction of the SEBRAS-1 cable, in which TI Sparkle has three proprietary fibers, has been completed, with 2 Tera activated in the San Paolo-New York route.

Item 4. Information On The TIM Group	Description Of Property, Plant And Equipment

Brazilian Network

Infrastructure is one of the strategic pillars for TIM Brasil group and efforts continue to offer more and better services. Recent changes in consumption patterns, as well as increasing demand for quality require a structured network expansion plan, supported by more robust technical analysis regarding consumption patterns and customer needs, as well as a transformation of corporate culture.

Of the 4.15 billion reais invested in 2017, 87% were dedicated to network and information technology in order to guarantee the expansion of coverage and capacity, aiming to meet growing data traffic. Infrastructure improvements and growth are supported by various projects, among which are the expansion of fiber optic network, densification of sites, expansion of heterogeneous (hetnet) coverage, refarming of radiofrequency and the aggregation of carriers in two or three frequencies, depending on geographic location.

In the scope of spectrum usage, TIM Brasil continues its refarming project, aiming at achieve greater efficiency and better performance. In fiber, TIM Brasil continues to work on its network expansion project, to support the ultrabroadband converging network, increasing the availability of FTTH and FTTS.

TIM Brasil plans to increase site density by using Bio Sites, which are sustainable, cheaper structures that are easier to install and have no visual impact on cities. In the context of big data, TIM Brasil is constantly evolving its analytical tools for a more complete and proactive approach, aiming to achieve a more efficient deployment of investments.

TIM Brasil’s infrastructure has a broad national reach, covering approximately 95% of the Brazilian urban population and more than 3,500 cities. The Company also has extensive data coverage, maintaining its leading position in 4G coverage in the country.

TIM Brasil maintained its leadership in 4G coverage, reaching 3,003 cities, or 91% of the country’s urban population, an increase of approximately 140% in the number of cities covered as compared to 2016. To support this expansion, the number of 4G sites (e-NodeB elements) grew 77%, surpassing the number of 3G sites.

This significant expansion in 4G is supported by the implementation of spectrum refarming process, which uses the 1,800MHz band and reorganizes the use of frequencies according to availability, redirecting them to the new technology (from 2G to 4G). This practice enables coverage optimization by deploying capital expenditures more efficiently.

Additionally, TIM Brasil continues to develop its LTE network through the use of the new 700MHz frequency, which is available in 916 cities. The 700 MHz band enables greater signal reach with higher download and upload speed, as well as lower latency, providing a significant improvement in customer experience. As it is a lower frequency, coverage reach can be four times greater when compared to 2,600 MHz band and provides greater penetration in indoor environments.

The network expansion on several fronts allows TIM Brasil to maintain its innovative approach and explore new technologies, such as VoLTE (Voice over LTE network) and Wireless-To-The-X (WTTX). TIM Brasil was the first operator in Latin America to offer VoLTE, a technology that allows calls traditionally carried out through circuits, to evolve into IP data network, ensuring efficiency and stability. Other benefits to users include simultaneous navigation trough 4G, reduced battery consumption and shorter connection establishment time.

The use of WTTX technology that allows the commercialization of wireless broadband via LTE network, enabled TIM Brasil to increase its portfolio of residential solutions. WTTX emerges as a quality choice to serve regions with underserved demand for broadband due to the lack of offers and to a fixed network infrastructure that is still under development. The user can navigate with stability and simple activation through a plug-and-play model. The release of this service and expansion was only possible due to TIM Brasil’s investments in the 4G network.

With respect to corporate culture, new technologies and customer demands have resulted in a rupture in the traditional model of telecommunications operators. In light of these developments, TIM Brasil seeks to develop, motivate and engage its employees so that they can perform in a dynamic, innovative and collaborative environment, based on an agile and flexible operating model.

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

Revenues from prepaid customers are accounted for on the basis of the traffic used. Deferred revenues for unused traffic are recorded in “Trade and miscellaneous payables and other current liabilities” in the consolidated statement of financial position.

Item 5. Operating And Financial Review And Prospects	Critical Accounting Policies And Estimates

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

For offerings which include the sale of mobile handsets and service contracts, we recognize revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the traffic used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value. The determination of fair values in the telecommunications business is complex, because some of the components are price-sensitive and, thus, volatile in a competitive marketplace.

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

Revenue recognition is subject to estimation in respect of the expected duration of customer relationships, the estimate of relative fair values and estimates of discounts, returns and allowances. Revisions to such estimates may significantly affect our future operating results. See “Note—Form, Content and Other General Information” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

If actual results differ from these estimates, or we adjust the estimated economic useful lives, operating results could be significantly affected by these estimates and judgments which involve:

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

5.2    RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2017

5.2.1    SIGNIFICANT TRENDS IMPACTING OUR CORE BUSINESSES

Intense competition continues to have a significant impact on the development of the business. Key trends affecting the core businesses are:

Domestic Business Unit

During 2017, the Italian telecommunications market has returned to moderate growth, after years of steady decline, however, the competitive pressures continue to be very significant.

Broadband and ultrabroadband development has been confirmed as the main driver of market evolution and provides further growth opportunities for telecommunications operators with respect to the bundling of telecommunications services with Media & Entertainment, IT and Digital services.

In order to address these underlying macro trends, the 2018-2020 Strategic Plan provides for the digitalization of all processes to dramatically enhance the digital experience for best- in-class customer engagement and to create an effective digital journey. Customer experience is expected to be improved by offering one single and intuitive interface that will allow for more customized, multi-channel interaction, thanks to a renewed IT architecture. The above implies a fully digital model of relationship with the client, based on the use of Big Data and advanced analytics to sustain the customer base and capture new growth opportunities, contributing to the consolidation of TIM’s leadership in the Fixed and Mobile segments.

The objective over the Plan’s time span is to significantly increase digital engagement with customers.

The customer offer, based on TIM’s network leadership (fiber, 4.5G and 5G early adoption in 2020), focuses on greater convergence.

The Plan, focusing on digital innovation as a key element for a leadership positioning in the Gigabit Society, is aimed at:

•	creating best in class customer engagement through a digital and agile customer journey redesign;

•	supporting leadership positioning by sustaining premium customer base and capturing new growth opportunities in and outside the core business;

•	accelerating cash flow generation to strengthen capital structure and increase shareholder return, and

•	implementing a new agile organization and performance-based and data driven culture.

Brazil Business Unit

In the year 2017 the Gross Domestic Product (GDP) of Brazilian economy grew by 1.00% after two consecutive years of decline, driven mainly by increased domestic consumption and a trade balance surplus.

Inflation, measured by the Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo—IPCA), was under strict control and, by the end of 2017, it was at 2.95%, below the minimum target set by the Central Bank. The performance is explained by the super harvests, which reduced the prices of food, and also by a reduction in beverage prices. The basic interest rate (SELIC) continued its downward path and closed the year at a historically low rate of 7.00%, a significant reduction of 6.75 percentage points compared to the end of 2016. This movement is explained in part by the slight economic recovery and the expectation of lower inflation.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure business, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators) and the units supporting the Domestic sector.

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and TIM S.A.—formerly Intelig Telecomunicações) telecommunications operations in Brazil;

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the TIM Group.

In 2017, there were no significant changes in the scope of consolidation of the TIM Group.

The principal changes in the scope of consolidation in 2016 are as follows:

•	TIMVISION S.r.l.—Business Unit Domestic: established on December 28, 2016;

•	Noverca S.r.l.—Business Unit Domestic: TIM S.p.A. acquired 100% of the company on October 28, 2016;

•	Flash Fiber S.r.l.—Domestic Business Unit: established on July 28, 2016;

•	Sofora—Telecom Argentina group: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on March 8, 2016;

•

Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l.—Domestic Business Unit: on January 11, 2016, INWIT S.p.A. acquired 100% of the companies, subsequently merged by incorporation, which therefore entered the Group’s consolidation scope.

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

In this Annual Report the Non-GAAP Measure used relates to Net Financial Debt.

Net Financial Debt is a Non-GAAP financial measure as defined in Item 10(e) of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations (represented by gross debt) by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to equity (including Non-controlling Interest), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets. Our management believes that our financial structure is sufficient to achieve our business plan and financial targets. See “—5.3.2. Capital Resources”.

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

Management believes that non-GAAP financial measures are useful as an additional tool to understand and assess the performance of the Company and should be reviewed in connection with the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should be considered only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Net Financial Debt is calculated as follows:

	As of December 31,
	2017	2016	2015	2014	2013
	(millions of euros)
Non-current financial liabilities	28,108	30,469	30,518	32,325	31,084
Current financial liabilities	4,756	4,056	6,224	4,686	6,119
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			348	43	27

Gross financial debt (A)	32,864	34,525	37,090	37,054	37,230

Non-current financial assets (B)	(1,768)	(2,698)	(2,989)	(2,445)	(1,256)

Current financial assets:
Securities other than investments	(993)	(1,519)	(1,488)	(1,300)	(1,348)
Financial receivables and other current financial assets	(437)	(389)	(352)	(311)	(283)
Cash and cash equivalents	(3,575)	(3,964)	(3,559)	(4,812)	(5,744)

Total current financial assets (C)	(5,005)	(5,872)	(5,399)	(6,423)	(7,375)

Financial assets relating to Discontinued operations/Non-current assets held for sale (D)	—	—	(227)	(165)	(657)

Financial assets (E=B+C+D)	(6,773)	(8,570)	(8,615)	(9,033)	(9,288)

Net financial debt (A+E)	26,091	25,955	28,475	28,021	27,942

5.2.4    OVERVIEW OF 2017 RESULTS OF OPERATIONS

The following characterized the 2017 results in the Italian (domestic) market in in our Brazil Business Unit:

•

Domestic. The Domestic market set a positive performance compared to last year both on total and service revenues. This result reflects the positive commercial performance due to a wide range of innovative products enabling higher value added services, the increase of fiber coverage and also a significant cost program optimization.

•

Brazil. In the Brazilian market, 2017 results confirmed the recovery trajectory that began in 2016. This recovery was driven by a transformation of the customer base, a strong increase in the value proposition, greater incentive to recurrent offers, the construction of the largest and best 4G network in Brazil and an efficiency-oriented approach to all activities.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

The following table sets forth our consolidated income statement for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(*)	(*)	(*)
	(millions of euros)
Revenues	19,828	19,025	19,719
Other income	523	311	287

Total operating revenues and other income	20,351	19,336	20,006

Acquisition of goods and services	(8,388)	(7,793)	(8,532)
Employee benefits expenses	(3,626)	(3,106)	(3,589)
Other operating expenses	(1,208)	(1,083)	(1,491)
Change in inventories	35	9	(44)
Internally generated assets	626	639	656
Depreciation and amortization	(4,473)	(4,291)	(4,135)
Gains (losses) on disposals of non-current assets	11	14	336
Impairment reversals (losses) on non-current assets	(37)	(3)	(244)

Operating profit (loss)	3,291	3,722	2,963

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(23)	1
Other income (expenses) from investments	(18)	7	10
Finance income	1,808	2,543	2,760
Finance expenses	(3,303)	(3,450)	(5,281)

Profit (loss) before tax from continuing operations	1,777	2,799	453
Income tax expense	(490)	(880)	(403)

Profit (loss) from continuing operations	1,287	1,919	50
Profit (loss) from Discontinued operations/Non-current assets held for sale	0	47	611

Profit (loss) for the year	1,287	1,966	661
Attributable to:
Owners of the Parent	1,121	1,808	(70)
Non-controlling interests	166	158	731

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

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

5.2.5    BUSINESS UNIT FINANCIAL DATA

The table below sets forth revenues, operating profit (loss), capital expenditures and number of employees by Business Unit, for the periods indicated.

Following the change in the business mission of Persidera, the Media Business Unit was included into the Domestic Business Unit (Core Domestic) as of January 1, 2016.

		Domestic	Brazil	Media	Other Operations	Adjustments and eliminations	Consolidated Total
	(millions of euros, except number of employees)
Revenues (1)	2017	15,354	4,502		—	(28)	19,828
	2016	15,006	4,047		11	(39)	19,025
	2015	15,001	4,637	82	49	(50)	19,719

Operating profit (loss)	2017	2,772	535		(16)	—	3,291
	2016	3,376	368		(18)	(4)	3,722
	2015	2,359	638	14	(52)	4	2,963

Capital expenditures on an accrual basis	2017	4,551	1,150		—	—	5,701
	2016	3,709	1,167		—	—	4,876
	2015	3,900	1,289	8	—	—	5,197

Number of employees at year-end (2)	2017	49,851	9,508		70	—	59,429
	2016	51,280	9,849		100	—	61,229
	2015	52,644	13,042	64	117	—	65,867

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

5.2.6    Year Ended December 31, 2017 compared With Year Ended December 31, 2016

❖	REVENUES

Revenues increased by 803 million euros, or 4.2%, from 19,025 million euros in 2016 to 19,828 million euros in 2017. This increase was mainly attributable to an increase of 455 million euros in the Brazil Business Unit, which included a positive exchange rate effect of 284 million euros. Revenues for the Domestic Business Unit increased by 348 million euros.

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2017		2016		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic	15,354	77.4	15,006	78.9	348	2.3
Core Domestic	14,249	71.9	13,926	73.2	323	2.3
International Wholesale	1,349	6.8	1,351	7.1	(2)	(0.1)
Brazil	4,502	22.7	4,047	21.3	455	11.2
Other Operations(2)	0	0.0	11	0.1	(11)
Adjustments and eliminations	(28)	(0.1)	(39)	(0.3)	11

Total Revenues	19,828	100.0	19,025	100.0	803	4.2

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

(1)

Revenues are total revenues of the various business units of the TIM Group before elimination of intercompany sales and after elimination of sales between companies within the same major business area.

(2)	The Other Operations of the TIM Group consist of the financial companies and other minor companies not associated with the core business of the TIM Group.

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	59	60	(1)	(1.7)
Recovery of employee benefit expenses, purchases and services rendered	22	33	(11)	(33.3)
Capital and operating grants	51	36	15	41.7
Damage compensation, penalties and sundry recoveries	35	24	11	45.8
Partnership agreements	116	71	45	63.4
Release of provisions and other payable items, other income	240	87	153	175.9

Total other income	523	311	212	68.2

Total other Income increased by 212 million, or 68.2% from 311 million euros in 2016 to 523 million euros in 2017. This increase resulted from the impact of contribution fees derived from partnership agreements signed with leading technology suppliers. These agreements are aimed at developing the collaboration between the parties, in order to strengthen and stabilize the business and industrial relationship over time, to actively contribute to TIM’s marketing plan for the development and use of several strategic services in Italy and in Brazil. The item also included insurance indemnities and updated estimates of liabilities connected with customer and supplier accounts.

❖	OPERATING EXPENSES

Operating expenses increased by 1,446 million euros, or 11.2%, from 15,614 million euros in 2016 to 17,060 million euros in 2017.

The components of our operating expenses are as follows:

•	Acquisition of goods and services amounted to 8,388 million euros in 2017, an increase of 595 million euros compared to 2016 (7,793 million euros).

The following table sets forth the acquisition of goods and services for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods	1,863	1,614	249	15.4
Revenues due to other operators and interconnection costs	2,063	2,000	63	3.2
Commercial and advertising costs	1,386	1,231	155	12.6
Power, maintenance and outsourced services	1,222	1,220	2	0.2
Rent and leases	739	702	37	5.3
Other service expenses	1,115	1,026	89	8.7

Total acquisition of goods and services	8,388	7,793	595	7.6

% on Revenues	42.3	41.0

The increase in Acquisition of goods and services was driven by the Domestic Business Unit, for a total of 450 million euros, primarily by the acquisition of products for resale. The Brazil Business Unit reported an

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

increase of 140 million euros, attributable entirely to the exchange rate effect, without which the item would have shown a drop of around 3 million euros.

For further details, please see “Note-Acquisition of goods and services”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,551	2,600	(49)	(1.9)
Corporate restructuring expenses	697	144	553	n.s.

Total employee benefits expenses—Italy	3,248	2,744	504	18.4

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	378	347	31	8.9
Corporate restructuring expenses		15	(15)

Total employee benefits expenses—Outside Italy	378	362	16	4.4

Employee benefits expenses	3,626	3,106	520	16.7

% on Revenues	18.3	16.3

Employee benefits expenses increased by 520 million euros, or 16.37% from 3,106 million euros in 2016 to 3,626 million euros in 2017. This increase resulted from:

—

a decrease of 49 million euros in the Italian component of ordinary employee expenses, partly as a result of the reduction in the average salaried workforce by 1,517 employees. By contrast, in 2016, following the non-fulfillment of the conditions for the payment of the Results Bonus to employees, related accruals made in the 2015 financial statements were reversed;

—

the recognition of a total of 697 million euros relating to provisions to Employee benefits and sundry expenses, of which 674 million euros were related to the commencement of the new company restructuring plan for TIM S.p.A. which will unfold over the course of the 2018 – 2020 Strategic Plan and is designed to support the digitization process by drawing on all measures provided by law. Specifically, the plan will involve, inter alia, the application of Article 4 (1–7-ter) of the “Fornero Law” (Law 92 of June 28, 2012) for executive and non-executive personnel, which provides for early retirement arrangements, as well as the use of other measures contributing to the economic sustainability of the Plan. In 2016, a total of 144 million euros in provisions for expenses were allocated for the application of Article 4 of the “Fornero Law” and the management restructuring plan;

—

an increase of 16 million euros in employee benefits expenses in the component outside Italy; the lower cost of labor connected with the drop in the average salaried workforce outside Italy by 1,392 average employees was offset by both local wage growth and the exchange rate effect primarily from the Brazil Business Unit, which had higher cost of approximately 24 million euros. In the previous year, the Brazil Business Unit had recognized a total of 16 million euros (at constant exchange rates) in expenses relating to the implementation of the company restructuring plan.

For further details, please see “Note-Employee benefits expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

The Group’s average salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(full time equivalent units, except percentages)
Average salaried workforce—Italy	45,648	47,166	(1,518)	(3.2)
Average salaried workforce—Foreign	9,298	10,689	(1,391)	(13.0)

Total average salaried workforce(1)	54,946	57,855	(2,909)	(5.0)
Non-current assets held for sale (Sofora-Telecom Argentina group)	—	2,581	(2,581)	(100.0)

Total Average salaried workforce—including Non-current assets held for sale(1)	54,946	60,436	(5,490)	(9.1)

(1)

Includes the average employees with temporary work contracts: 2 units in 2017 (1 in Italy and 1 outside Italy). In 2016, average employees with temporary work contracts were 4 units (2 in Italy and 2 outside Italy).

The Group’s employees at December 31, 2017 and 2016 were as follows:

	As of December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	49,689	51,125	(1,436)	(2.8)
Employees—Foreign	9,740	10,104	(364)	(3.6)

Total Employees(1)	59,429	61,229	(1,800)	(2.9)

Total Employees—including Non-current assets held for sale(1)	59,429	61,229	(1,800)	(2.9)

(1)	Includes employees with temporary work contracts: nil units at December 31, 2017 and 4 units at December 31, 2016.

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	400	335	65	19.4
Provision charges	228	144	84	58.3
TLC operating fees and charges	356	373	(17)	(4.6)
Indirect duties and taxes	111	100	11	11.0
Penalties, compensation and administrative fines	33	44	(11)	(25.0)
Association dues and fees, donations, scholarships and traineeships	15	18	(3)	(17)
Sundry expenses	65	69	(4)	(5.8)

Total other operating expenses	1,208	1,083	125	11.5

% on Revenues	6.1	5.7

Other operating expenses increased by 125 million euros, or 11.5%, from 1,083 million euros in 2016 to 1,208 million euros in 2017. In 2017, the Domestic Business Unit recorded 176 million euros in expenses related to disputes and regulatory penalties and liabilities and expenses related to disputes with former employees and liabilities with customers and/or suppliers. The Brazil Business Unit recorded a decrease of 4 million euros, despite an exchange rate effect of 35 million euros due to lower provisions for risks and

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

lower operating expenses for telecommunications activities. The decrease was driven by lower provision charges and lower contribution fees for telecommunications operations.

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	1,793	1,743	50	2.9
Depreciation of tangible assets—owned and leased	2,680	2,548	132	5.2

Total depreciation and amortization	4,473	4,291	182	4.2

% on Revenues	22.6	22.6

Details are provided in the Note—“Tangible assets (owned and under finance leases)” and Note—“Intangible assets with a finite useful life” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

•	Gains (losses) on disposals of non-current assets

Gains on disposals of non-current assets decreased by 3 million euros, or 21.4%, from 14 million euros in 2016 to 11 million euros in 2017. The decrease was related to fluctuations in the ordinary asset renewal process.

In 2016, this item was a positive of 14 million euros and included the gain of 44 million reais (approximately 12 million euros at the 2016 average exchange rate) realized by the Brazil Business Unit from the sale of two further tranches of telecommunications towers to American Tower do Brasil.

•	Net impairment losses on non-current assets

Net impairment losses on non-current assets increased by 34 million euros, from 3 million euros in 2016 to 37 million euros in 2017 and, related primarily to impairment losses on intangible assets.

In preparing the Annual Report for 2017, the TIM Group carried out an impairment test on the goodwill. The results of that testing, carried out in accordance with the specific procedures adopted by the Group, confirmed the amounts of Goodwill allocated to the Group’s individual Cash Generating Units.

For further details please see “Note-Goodwill” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

❖	OPERATING PROFIT (LOSS)

Operating profit decreased by 431 million euros, or 11.6%, from 3,722 million euros in 2016 to 3,291 million euros in 2017. The operating profit margin declined by 3.0 percentage points from 19.6% in 2016 to 16.6% in 2017, as a result of the difference between revenues and other (operating) income and operating expenses described above.

In particular, in 2017 and 2016, the TIM Group recognized certain operating expense and income items that are material in terms of amount and that, by their nature, do not occur continuously in the normal course of operations. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

In detail:

	Year ended December 31,
	2017	2016
	(millions of euros)
Acquisition of goods and services and Change in inventories
Expenses related to agreements and the development of non-recurring projects	10	2
Employee benefits expenses(*)
Expenses related to restructuring and rationalization and other expenses	697	160
Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	176	36
(Gain)/loss from Brazil Towers disposal(*)		(13)
Impairment losses on intangible assets	30

Impact on Operating profit	913	185

(*)

The 2016 value of the Brazil Business Unit is stated at constant exchange rates (average 2017 exchange rate). The component of the cost of labor at historical exchange rates amounted to 14 million euros, while the gain realized on the disposal of telecommunication towers amounted to 12 million euros.

Expenses in 2017 mainly included provisions connected with the commencement of the new company restructuring plan for TIM S.p.A., which will unfold over the course of the 2018–2020 Industrial Plan and is designed to support the digitization process by drawing on all measures provided by law. Specifically, the plan will involve, inter alia, the application of article 4(1–7) of Law 92 of June 28, 2012 (the “Fornero Law”) for executive and non-executive personnel, which provides for early retirement arrangements, as well as the use of measures for economic sustainability.

❖	Share Of Profits (Losses) Of Associates And Joint Ventures Accounted For Using The Equity Method

Shares of losses of associates and joint ventures accounted for using the equity method improved by 22 million euros, from a 23 million euro loss in 2016 to a 1 million euro loss in 2017, primarily as a result of the 2016 write-down of the investment held in Alfiere S.p.A..

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

Income (expenses) from investments changed by 25 million euros, from a 7 million euro income in 2016 to an expense of 18 million euros in 2017, as a result of the allocation of the reserve for exchange differences on translating foreign operations for the investee company Tierra Argentea S.A. to the income statement, the liquidation of which has now been completed.

The 7 million euros income in 2016 was primarily due to dividends distributed by Emittenti Titoli to TIM S.p.A.

❖	FINANCE INCOME (EXPENSES), NET

Net finance expenses increased by 588 million euros, from 907 million euros in 2016 to 1,495 million euros in 2017. The balance recorded in 2017 was affected by the absence of the positive impact of 565 million euros relating to the fair value measurement through profit and loss, performed separately to its liability component, of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros and converted in November 2016 (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”).

For further details about finance income and finance expenses, please see “Note—Finance income and Finance expenses”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

❖	INCOME TAX EXPENSE

Income tax expense declined by 390 million euros, from 880 million euros in 2016 to 490 million euros in 2017, mainly as a result of a lower taxable base of the Parent TIM S.p.A., which benefited from tax exemptions and facilities under laws in force.

5.2.7    RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2017 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2016

❖	DOMESTIC

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	15,354	15,006	348	2.3
Operating profit (loss)	2,772	3,376	(604)	(17.9)
% of Revenues	18.1	22.5
Employees at year-end (units)	49,851	51,280	(1,429)	(2.8)

Revenues

Revenues increased by 348 million euros, or 2.3%, from 15,006 million euros in 2016 to 15,354 million euros in 2017, confirming the recovery begun in the previous year.

Revenues from services increased by 122 million euros, or 0.9%, from 13,878 million euros in 2016 to 14,000 million euros in 2017, showing stronger growth relative to total revenues. Revenues from services recorded grew by 2.1% year-on-year in the fourth quarter, posting the strongest performance in over ten years, driven by growth in the customer base of the Mobile and Fixed Broadband segments and the resilience of ARPU levels, buoyed by growth in the penetration of ultrabroadband connectivity services (Fiber and LTE) and digital and ICT services.

In detail:

•

Fixed-line service revenues remained largely stable compared to 2016 at 9,952 million euros (-0.1%), however, there was improvement in the fourth quarter of 2017, where fixed-line service revenues grew by 1.2% year-on-year. Revenues from traditional voice services declined by 279 million euros relative to 2016 as a result of declining traditional accesses and a reduction in regulated prices for certain wholesale services of 72 million euros. On the other hand, revenues from ICT solutions grew by 56 million euros, or 9% and revenues from innovative data connectivity services grew by 284 million euros, or 15%, driven by a 1.2 million customer growth in the ultrabroadband customer base, which reached a total of 2.1 million customers and 3.1 million including wholesale lines.

•

Mobile services revenues increased by 75 million euros, or 1.6%, from 4,580 million euros in 2016 to 4,655 million euros in 2017. Growth was driven by the positive competitive performance, which led to growth in the customer base without diluting ARPU levels. The growth observed in the first three quarters was confirmed in the fourth quarter with a 0.5% increase relative to the fourth quarter of 2016, despite the impact of new roaming rules in the European Union.

Revenues from product sales, including the change in work in progress, increased by 226 million euros, or 20%, from 1,128 million euros in 2016 to 1,354 million euros in 2017 and reflected an increase in sales of smartphones and connected devices, including smart TVs, Smart Home products, modems, set-top boxes, etc.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

The following table sets forth the Domestic Business Unit’s revenues by market segment for the years ended December 31, 2017 and 2016.

•	Core Domestic

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	14,249	13,926	323	2.3
Consumer	7,737	7,389	348	4.7
Business	4,656	4,531	125	2.8
Wholesale	1,690	1,780	(90)	(5.1)
Other	166	226	(60)	(26.5)
Operating profit (loss)	2,736	3,309	(573)	(17.3)
% of Revenues	19.2	23.8
Employees at year-end (units)(*)	49,095	50,527	(1,432)	(2.8)

(*)	Includes employees with temporary work contracts: nil unit in 2017, 1 unit in 2016.

In detail:

•

Consumer:    revenues for the Consumer segment increased by 348 million euros, or 4.7%, from 7,389 million euros in 2016 to 7,737 million euros in 2017. This performance continued the trend of recovery that began in 2016. Revenues from services increased by 153 million euros, or 2.3% from 6,794 million euros in 2016 to 6,947 million euros in 2017.

In particular:

•

revenues for the Mobile segment increased by 134 million euros, or 3.6%, from 3,759 million euros in 2016 to 3,893 million euros in 2017. Revenues from services increased by 105 million euros, or 3.2% relative to 2016, confirming the growth trend observed in previous quarters (+2.9% in the fourth quarter), due to the steady growth in mobile Internet and digital services, which sustained the ARPU levels;

•

revenues for the Fixed-line segment amounted rose by 225 million euros, or 6.3%, from 3,584 million euros in 2016 to 3,809 million euros in 2017. Revenues from services also confirmed the recovery underway since 2016, driven in particular by growth in the broadband and ultrabroadband customer bases and the overall resilience of ARPU levels.

•

Business:    revenues for the Business segment increased by 125 million euros, or 2.8%, from 4,531 million euros in 2016 to 4,656 million euros in 2017. From 2016 to 2017 the services segment grew by 21 million euros, or 0.5%, and the equipment and products segment grew by 104 million euros, or 22%.

In detail:

•

Mobile revenues grew by 1.2% relative to 2016, driven by steady improvement in the services segment, which grew by 4.5% in the fourth quarter. In particular, growth in new digital services, which grew by 13% relative to 2016, offset the continuing decline in traditional services, which decreased by 9% in 2016, mainly as a result of voice services;

•

Fixed-line revenues rose by 111 million euros, or 3.2% relative to 2016, driven mainly by the equipment and product segment. Revenues from services remained substantially in line with the 2016, as lower prices and revenues from traditional services (connected with the technological shift towards VoIP systems) were offset by a 9.3% growth in revenues from ICT services.

•

Wholesale: revenues for the Wholesale segment declined by 90 million euros, or 5.1%, from 1,780 million euros in 2016 to 1,690 million euros in 2017, due to the absence of income from the sale of infrastructure (cable ducts and dark fiber/Backbone) to other operators, which had a positive impact on revenues for 2016. Growth of 88 million euros in revenues from access and ultrabroadband services in 2017 more than offset the cut in regulated prices of 72 million euros.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

•	International Wholesale—Telecom Italia Sparkle group

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,349	1,351	(2)	(0.1)
Of which third parties	1,152	1,136	16	1.4
Operating profit	37	67	(30)	(44.8)
% of Revenues	2.7	5.0
Employees at year-end (units)(1)	756	753	3	0.4

(1)	Includes employees with temporary work contracts: nil unit in 2017, 3 units in 2016.

In 2017, revenues for the Telecom Italia Sparkle group—International Wholesale were relatively stable declining by 2 million euros, or 0.1%, from 1,351 million euros in 2016 to 1,349 million euros in 2017. In particular, the growth in revenues from voice and mobile services was more than offset by the decline in revenues from IP/Data services as a result of the expiry of long-term contracts.

Other income

In 2017, other income increased by 212 million euros, from 259 million euros in 2016 to 471 million euros in 2017. This item includes contribution fees resulting from partnership agreements, insurance indemnities and adjustments to estimated liabilities connected with customers and supplier accounts.

Operating profit

Operating profit in 2017 decreased by 604 million euros, or 17.9%, from 3,376 million euros in 2016 to 2,772 million euros in 2017, with an Operating profit margin of 18.1%, a decline of 4.4 percentage points from 2016 (22.5% in 2016). In particular, in 2017 Operating profit was negatively impacted by expenses totaling 912 million euros (182 million euros in 2016), relating to corporate restructuring and reorganization expenses, as well as disputes and business transactions, which peaked in the fourth quarter of 2017.

Operating profit was boosted by the positive performance in sales, and consequently in revenues, as well as by the cost optimization plan, which lowered industrial and general operating costs without reducing support for sales drives and service levels. The operating profit was also impacted by the change in the following line items included under operating expenses and shown in the table below.

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Acquisition of goods and services	6,235	5,785	450	7.8
Employee benefits expenses	3,266	2,759	507	18.4
Other operating expenses	704	574	130	22.6
Depreciation and amortization	3,360	3,310	50	1.5

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

In detail:

•	acquisition of goods and services increased by 450 million euros compared to 2016. In detail:

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)%
	(millions of euros, except percentages)
Acquisition of goods	1,628	1,352	276	20.4
Revenues due to other TLC operators and interconnection costs	1,603	1,541	62	4.0
Commercial and advertising costs	751	656	95	14.5
Power, maintenance and outsourced services	951	982	(31)	(3.2)
Rent and leases	427	444	(17)	(3.8)
Other service expenses	875	810	65	8.0
Total acquisition of goods and services	6,235	5,785	450	7.8
% of Revenues	40.6	38.6

•

employee benefits expenses increased by 507 million euros, or 18.4%, from 2,759 million euros in 2016 to 3,266 million euros in 2017, due to the same factors that impacted employee benefits expenses at the Group level;

•	other operating expenses increased by 130 million euros, or 22.6%, from 574 million euros in 2016 to 704 million euros in 2017. The breakdown of the item is reported in the table below:

	Year ended December 31,
	2017	2016	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Write-downs and expenses in connection with credit management	313	266	47	17.7
Provision charges	155	51	104	n.s.
TLC operating fees and charges	55	54	1	2
Indirect duties and taxes	91	94	(3)	(3.2)
Penalties, settlement compensation and administrative fines	33	44	(11)	(25.0)
Association dues and fees, donations, scholarships and traineeships	13	16	(3)	(18.8)
Sundry expenses	44	49	(5)	(10)

Total	704	574	130	22.6

•	depreciation and amortization, increased by 50 million euros, or 1.5%, from 3,310 million euros in 2016 to 3,360 million euros in 2017.

Employees

The number of employees was 49,851 as of December 31, 2017, a reduction of 1,429 employees compared to December 31, 2016.

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016	2017	2016	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	4,502	4,047	16,234	15,617	617	4.0
Operating profit	535	368	1,931	1,418	513	36.2
% of Revenues	11.9	9.1	11.9	9.1
Employees at year-end (units)	9,508	9,849	9,508	9,849	(341)	(3.5)

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

Revenues

Revenues increased by 617 million reais, or 4.0%, from 15,617 million reais in 2016 to 16,234 million reais in 2017. Revenues from services increased by 754 million reais, or 5.1%, from 14,720 million reais in 2016 to 15,474 million reais in 2017.

Mobile Average Revenue Per User (ARPU) increased by 12.2% from 18.0 reais for 2016 to 20.2 reais for 2017, due to the general repositioning towards the postpaid segment and new commercial initiatives aimed at increasing data usage and the average spend per customer.

The total number of lines decreased by 4,784 thousand, or 7.5%, from 63,418 thousand in 2016 to 58,634 thousand in 2017, attributable to the prepaid segment, which declined by 7,701 thousand lines and was only partially offset by a 2,918 growth in the postpaid segment, also as a result of the consolidation underway in the market for second SIM cards. Postpaid customers represented 30.4% of the customer base at December 31, 2017, up 6.9 percentage points from 23.5% as of December 31, 2016.

Revenues from product sales declined by 137 million reais, or 15.3%, from 897 million reais in 2016 to 760 million reais in 2017. The decline reflected a change in the sales policy, which is now focused on value rather than increasing sales volumes. The main goals of the new strategy are to increase purchases of new connected devices, giving TIM customers access to broadband services on 3G/4G networks and to support new loyalty offerings for higher-value postpaid customers.

Operating profit

Operating profit grew by 513 million reais, or 36.2%, from 1,418 million reais in 2016 to 1,931 million reais in 2017. This result was attributable to both the positive performance of revenues and the benefits delivered by projects to enhance the efficiency of the operating expenses structure, launched in the second half of the previous year, which was partly offset by higher depreciation of 228 million reais relating to the development of industrial infrastructure, and a lower impact of net gains from disposals of assets of 39 million reais, mainly attributable to the sale of telecommunication towers. The last partial sale of telecommunications towers to American Tower do Brasil took place in the second quarter of 2017. This transaction resulted in proceeds and an income effect of an immaterial amount.

With regard to changes in operating costs, the following table sets forth certain expenses for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017	2016	2017	2016	Changes
			(a)	(b)	(a-b)%
	(millions of euros)		(millions of Brazilian reais, except percentages)
Acquisition of goods and services	2,168	2,028	7,816	7,826	(10)	(0.1)
Employee benefits expenses	353	336	1,274	1,296	(22)	(1.7)
Other operating expenses	500	505	1,805	1,948	(143)	(7.3)
Change in inventories	6	(1)	20	(2)	22
Depreciation and amortization	1,114	980	4,013	3,785	228	6.0

•	acquisition of goods and services decreased by 10 million reais, or 0.1%, from 7,826 million reais in 2016 to 7,816 million reais in 2017;

•

employee benefits expenses, decreased by 22 million reais, or 1.7%, from 1,296 million reais in 2016 to 1,274 million reais in 2017. In particular, employee benefits expenses in 2016 included other net costs for termination benefits of 56 million reais;

•	other operating expenses decreased by 143 million reais, or 7.3%, from 1,948 million reais in 2016 to 1,805 million reais in 2017;

•	depreciation and amortization increased by 228 million reais, or 6.0%, from 3,785 million reais in 2016 to 4,013 million reais in 2017.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

Employees

Employees were 9,508 units at December 31, 2017, a decrease of 341 units compared to December 31, 2016 (9,849 units).

* * *

For further details on the agreement for the sale of telecommunication towers in Brazil, please see “Item 4. Information on the TIM Group—4.2 Business Units—4.2.2 Brazil”.

5.2.8    YEAR ENDED DECEMBER 31, 2016 COMPARED WITH YEAR ENDED DECEMBER 31, 2015

❖	REVENUES

Revenues declined by 694 million euros, or 3.5%, from 19,719 million euros in 2015 to 19,025 million euros in 2016. The decrease of 694 million euros was mainly attributable to the Brazil Business Unit (590 million euros).

The table below sets forth for the periods indicated gross revenues by Business Unit and consolidated revenues.

	Year ended December 31,
	2016		2015		Changes
	Revenues(1)	% of Consolidated revenues	Revenues(1)	% of Consolidated revenues	(a-b)%
	(a)		(b)
	(millions of euros, except percentages)
Domestic(2)	15,006	78.9	15,001	76.1	5	0.0
Core Domestic(3)	13,926	73.2	14,001	71.0	(75)	(0.5)
International Wholesale	1,351	7.1	1,314	6.7	37	2.8
Brazil	4,047	21.3	4,637	23.5	(590)	(12.7)
Other Operations(4)	11	0.1	131	0.7	(120)	(91.6)
Adjustments and eliminations	(39)	(0.3)	(50)	(0.3)	11	(22.0)

Total Revenues	19,025	100.0	19,719	100.0	(694)	(3.5)

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

(3)	From January 1, 2016, this also includes the company Olivetti. Figures for the period under comparison have been changed accordingly.

(4)	The Other Operations of the TIM Group consist of the financial companies and other minor companies not associated with the core business of the TIM Group.

❖	OTHER INCOME

The following table sets forth other income for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Late payment fees charged for telephone services	60	59	1	1.7
Recovery of employee benefit expenses, purchases and services rendered	33	32	1	3.1
Capital and operating grants	36	33	3	9.1
Damage compensation, penalties and sundry recoveries	24	25	(1)	(4.0)
Partnership agreements	71	—	71
Release of provisions and other payable items, other income	87	138	(51)	(37.0)

Total other income	311	287	24	8.4

Total other income increased by 24 million euros relative to 2015 (+8.4%).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

❖	OPERATING EXPENSES

Operating expenses declined by 1,429 million euros, or 8.4% from 17,043 million euros in 2015 to 15,614 million euros in 2016.

The components of our operating expenses include the following:

•

Acquisition of goods and services declined by 739 million euros, or 8.7% from 8,532 million euros in 2015 to 7,793 million euros in 2016. The decline was mainly due to the Brazil Business Unit, which experienced a decline in acquisition of goods and services costs of 415 million euros (including a negative exchange rate effect of 103 million euros). Acquisition of goods and services for the Domestic Business Unit showed a reduction of 261 million euros, mainly due to lower costs of consulting and professional services, and lower advertising and promotion expenses.

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

•	Employee benefits expenses

The following table sets forth employee benefits expenses for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Employee benefits expenses—Italian companies:
Ordinary employee expenses and costs	2,600	2,769	(169)	(6.1)
Corporate restructuring expenses	144	446	(302)	n.s.

Total employee benefits expenses—Italy	2,744	3,215	(471)	(14.7)

Employee benefits expenses—Outside Italy
Ordinary employee expenses and costs	347	374	(27)	(7.2)
Corporate restructuring expenses	15	0	15	n.s.

Total employee benefits expenses—Outside Italy	362	374	(12.0)	(3.2)

Total employee benefits expenses	3,106	3,589	(483)	(13.5)

% on Revenues	16.3	18.2

Employee benefits expenses declined by 483 million euros, or 13.5%, from 3,589 million euros in 2015 to 3,106 million euros in 2016.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

The change was due to:

•

a decrease of 169 million euros in the Italian component of ordinary employee expenses. The average salaried workforce decreased by 2,195 average employees, with a decrease of 1,702 average employees related to the application of “Solidarity Contracts”. In addition, the earnings for 2016 benefited in particular from the reversal of the provision, made in the 2015 financial statements for 66 million euros, following the failure to achieve the conditions for payment of the Results Bonus to employees. The amount reversed for the Parent alone was 58 million euros;

•

the recognition of expenses (provisions to Employee benefits and sundry expenses) from domestic companies totaling 144 million euros. In particular, the Parent recognized overall expenses of 94 million euros, of which 75 million euros relate to the start of the managerial restructuring plan linked to the ongoing revision of the organizational structures (Agreements of June 19, 2015 and July 25, 2016) consisting of the application to management staff of Article 4, paragraphs 1-7ter, of Italian Law No. 92 of June 28, 2012, the “Fornero Law” (33 million euros) and forms of compensation related to the termination of the employment relationship (42 million euros). Furthermore, the Parent Company also set aside a further 17 million euros following the updating of forecast on non-managerial personnel exit in application of art. 4 paragraphs 1-7ter, of Law no. 92 of June 28, 2012, (“Fornero Law”) as per the Agreement of October 27, 2015. In addition, Telecom Italia Information Technology (subsequently merged into TIM S.p.A), TI Sparkle, HR Services and Olivetti have allocated provisions totaling 50 million euros, essentially connected to the application of Article 4 of the “Fornero Law” for non-managerial and managerial personnel and the commencement by Telecom Italia Information Technology and TI Sparkle of a managerial restructuring plan similar to the one adopted by the Parent.

In 2015, provisions totaled 446 million euros (422 million euros by the Parent, 17 million euros by Olivetti, 3 million euros by Telecom Italia Information Technology, 2 million euros by HR Services and 2 million euros by Telecom Italia Sparkle). More details are provided in the Note “Employee benefits expenses” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report; and

•

a decrease of 12 million euros in the component outside Italy of employee benefits expenses, including a negative currency effect of around 15 million euros net of which the change would have been positive for 3 million euros. This effect was essentially related to the recognition of expenses from the implementation of the corporate restructuring plan initiated by the Brazil Business Unit (14 million euros), which was offset by the effects of the decrease in the average salaried workforce (1,503 average employees).

The Group’s average salaried workforce for the periods indicated was as follows:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(full time equivalent units, except percentages)
Average salaried workforce—Italy	47,166	49,361	(2,195)	(4.4)
Average salaried workforce—Foreign	10,689	12,192	(1,503)	(12.3)

Total average salaried workforce(1)	57,855	61,553	(3,698)	(6.0)
Non-current assets held for sale (Sofora—Telecom Argentina group)	2,581	15,465	(12,884)	(83.3)

Total Average salaried workforce—including Non-current assets held for sale(1)	60,436	77,018	(16,582)	(21.5)

(1)

Includes the average employees with temporary work contracts: 4 units in 2016 (3 in Italy and 1 outside Italy). In 2015 average employees with temporary work contracts were 3 units (2 in Italy and 1 outside Italy).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

The Group’s employees at December 31, 2016 and 2015 were as follows:

	As of December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(units, except percentages)
Employees—Italy	51,125	52,555	(1,430)	(2.7)
Employees—Foreign	10,104	13,312	(3,208)	(24.1)

Total Employees(1)	61,229	65,867	(4,638)	(7.0)

Non-current assets held for sale (Sofora—Telecom Argentina group)		16,228	(16,228)	(100.0)

Total Employees—including Non-current assets held for sale(1)	61,229	82,095	(20,866)	(25.4)

(1)	Includes employees with temporary work contracts: 4 units at December 31, 2016 and 3 units at December 31, 2015.

•	Other operating expenses

The following table sets forth other operating expenses for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Writedowns and expenses in connection with credit management	335	345	(10)	(2.9)
Provision charges	144	330	(186)	(56.4)
Indirect duties and taxes	100	116	(16)	(13.8)
TLC operating fees	373	342	31	9.1
Penalties, compensation and administrative sanctions	44	292	(248)	(84.9)
Association dues and fees, donations, scholarships and traineeships	18	18
Sundry expenses	69	48	21	43.8

Total other operating expenses	1,083	1,491	(408)	(27.4)

% on Revenues	5.7	7.6

Other operating expenses decreased by 408 million euros, or 27.4%, from 1,491 million euros in 2015 to 1,083 million euros in 2016. The decrease was largely attributable to the Domestic Business Unit, which showed a reduction of 425 million euros, partly offset by a 35 million euro increase in the Brazil Business Unit, which was affected by higher contribution fees and subscription charges for the conduct of telecommunication activities.

•	Depreciation and Amortization

The following table sets forth depreciation and amortization for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Amortization of intangible assets with a finite useful life	1,743	1,788	(45)	(2.5)
Depreciation of tangible assets—owned and leased	2,548	2,347	201	8.6

Total depreciation and amortization	4,291	4,135	156	3.8

% on Revenues	22.6	21.0

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

Details are provided in the Note - “Tangible assets (owned and under finance leases)” and Note – “Intangible assets with a finite useful life” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

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

Net impairment losses on non-current assets declined by 241 million euros from 244 million euros in 2015 to 3 million euros in 2016 and reflect the restatement of the value of some minor assets.

In preparing the 2016 Consolidated Financial Statements, the TIM Group carried out an impairment test on the goodwill. The results of that testing, carried out in accordance with the specific procedure adopted by the Group, confirmed the amounts of Goodwill allocated to the Group’s individual Cash Generating Units.

In 2015 there was an impairment loss in the Brazil Business Unit of 240 million euros and other items for 4 million euros.

For further details please see “Note-Goodwill” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

❖	OPERATING PROFIT (LOSS)

Operating profit increased by 759 million euros, or 25.6%, from 2,963 million euros in 2015 to 3,722 million euros in 2016, with an operating profit margin of 19.6%, an increase of 4.6 percentage points relative to 2015 (15.0%), as a result of the difference between revenues and other (operating) income and operating expenses described above

In particular, in 2016 and 2015, the TIM Group recognized certain operating expense and income items that are material in terms of amount and that, by their nature, do not occur continuously in the normal course of operations. They include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses, expenses for disputes with former employees, and liabilities with customers and/or suppliers.

In detail:

(millions of euros)	2016	2015
Acquisition of goods and services and Change in inventories
Expenses related to agreements and development of specific projects	2	112
Employee benefits expenses
Expenses related to restructuring and rationalization	159	446
Sundry expenses and provisions
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	36	518
Gain from Brazil Towers disposal	(12)	(328)
Brazil goodwill impairment loss		240
Impairment losses on tangible assets		2

Impact on Operating profit	185	990

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

❖	SHARE Of PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Share of losses of associates and joint ventures accounted for using the equity method decreased by 24 million euros, from a 1 million euro profit in 2015 to a 23 million euro loss in 2016, mainly as a result of the loss of the investment in Alfiere S.p.A.

❖	OTHER INCOME (EXPENSES) FROM INVESTMENTS

In 2016, other income from investments was 7 million euros, including mainly dividends distributed by Emittenti Titoli to TIM S.p.A. In 2015, other income from investments was 10 million euros and was mainly related to the gain from the sale of the non-controlling interest in SIA S.p.A., which took place on July 10, 2015.

❖	FINANCE INCOME (EXPENSES)

Finance income (expenses) decreased by 1,614 million euros, from 2,521 million euros in 2015 to 907 million euros in 2016. The balance recorded in 2016 was affected by:

•

the positive impact of 565 million euros (a 454 million euros expense in 2015) relating to the fair value measurement through profit and loss, performed separately to its liability component, of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”);

•	the effects of the changes in several non-monetary items, of a valuation and accounting nature, linked in particular to derivatives;

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

Income tax expense increased by 477 million euros, from 403 million euros in 2015 to 880 million euros in 2016, mainly related to the higher taxable base of the Parent TIM.

❖	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In 2016, profit from discontinued operations/non-current assets held for sale was 47 million euros (611 million euros in 2015), and was related to:

•	the positive contribution of 59 million euros to consolidated earnings from the Sofora—Telecom Argentina group for the period January 1 to March 8; and

•	the negative impact from the sale of the equity interest and relative income taxes totaling 12 million euros.

For further details, please see “Note—Discontinued operations/Non-current assets held for sale”, of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

5.2.9 RESULTS OF OPERATIONS OF BUSINESS UNITS FOR THE YEAR ENDED DECEMBER 31, 2016 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2015

❖	DOMESTIC

The following table sets forth, certain financial and other data for the Domestic Business Unit for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	15,006	15,001	5	0.0
Operating profit (loss)	3,376	2,359	1,017	43.1
% of Revenues	22.5	15.7
Employees at year-end (units)	51,280	52,644	(1,364)	(2.6)

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016. One of the key strategic drivers for growth identified in the Previous Industrial Plan (confirmed in the 2017-2019 Industrial Plan) was the development of quadruple Play convergent services through the offer of a broad range of diversified video content, realized both in partnership with key content providers and through TIM Vision, the Group’s own platform of services. Within this framework, Persidera plays an important role in supporting the development of TIM Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera come from the development of strategic partnerships between TIM and content providers that do not have proprietary broadcasting channels (multiplexes) for free-to-air television broadcasting and which instead pursue a multi-platform distribution strategy.

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

Revenues

Revenues increased slightly by 5 million euros from 15,001 million euros in 2015 to 15,006 million euros in 2016, due to the structural improvement recorded during the year, which resulted in a turnaround in the third and fourth quarters with a positive growth rate compared to the same periods of the previous year. Revenues in the third and fourth quarter of 2016 grew by 1.0% and 2.5%, respectively, relative to the third and fourth quarter of 2015, respectively. On the other hand, revenues in the first and second quarter of 2016 declined by 2.3% and 1.2%, respectively, as compared to the first and second quarter of 2015.

Revenues from services in 2016 declined by 180 million euros, or 1.3% compared to 2015, less than the decrease recorded in 2015 (-276 million euros, or 1.9% compared to 2014). Growth in the Mobile segment was strong with revenue growing in each quarter, relative to 2015. In the fourth quarter of 2016, the decline in revenues from services amounted to 1.3%, which was due to the reduction of regulated wholesale prices.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

In more detail:

•

revenues from services in the Mobile business increased by 63 million euros, or 1.4%, from 4,516 million euros in 2015 to 4,579 million euros in 2016. This growth was a continuation of the steady growth experienced in each of quarter of 2015: 3.0% in the fourth quarter, 1.1% in the third quarter, 0.7% in the second quarter and 0.6% in the first quarter of 2015. The fourth quarter of 2015 was particularly impacted by the launch of innovative offers during the fall campaign, further impetus to the spread of 4G coverage and services and optimal pricing strategy, aimed at responding to commercial pressures on the low-spending segment and ensuring quality and convergence in the medium-high spending segment. This improvement was also evidenced by the strong recovery of the main operational indicators: in the fourth quarter of 2016, ARPU increased to 13.3 euro/month, compared to 12.8 euro/month in the fourth quarter of 2015, the churn stood at 23%, confirming it as best-in-class in the field, while the Mobile Number Portability balance improved, to a gain of 26 thousand in the fourth quarter of 2016, relative to a loss of 44 thousand in the third quarter of 2016;

•

revenues from Fixed-line services declined by 407 million euros, or 3.9%, from 10,372 million euros in 2015 to 9,965 million euros in 2016. The decline was driven by the decline in revenues from voice services, which was marked by a 533 million euro decline from loss of traditional accesses, but with a recovery trend compared to previous periods. This decline was only partially offset by continued growth in the broadband and ultrabroadband customer base, with a growth of 158 million euros, or 6.8%, in 2016 in innovative connectivity services relative to 2015. These results were also significantly affected by the reduction in regulated prices of some wholesale services. Line losses also significantly dropped and were down to 83 thousand in the last quarter of 2016, confirming the trend already observed in previous quarters. The trend of net new fiber lines sharply accelerated, with 125 thousand in the fourth quarter, with an NGN customer base of approximately 1 million.

Revenues from product sales improved significantly by 185 million euros, or 19.6%, from 943 million euros in 2015 to 1,128 million euros in 2016, due to the growth in volumes and revenues from the sale of products enabling Internet connectivity and entertainment services (smartphones, SmartTV and modems).

The following table sets forth the Domestic Business Unit’s revenues by market segment for the years ended December 31, 2016 and 2015.

•	Core Domestic

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues(1)	13,926	14,001	(75)	(0.5)
Consumer	7,389	7,271	118	1.6
Business(2)	4,535	4,745	(210)	(4.4)
Wholesale	1,780	1,827	(47)	(2.6)
Other	222	158	64	40.5
Operating profit (loss)	3,309	2,275	1,034	45.5
% of Revenues	23.8	16.2
Employees at year-end (units) (*) (**)	50,527	51,999	(1,472)	(2.8)

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

•

Consumer: revenues for the Consumer segment increased by 118 million euros, or 1.6%, from 7,271 million euros in 2015 to 7,389 million euros in 2016. This positive result was driven by the trend of structural

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

improvement in Mobile revenues, resulting from both a stable market share and the stabilization of ARPU levels, as well as by the gradual recovery of revenues in the Fixed-line segment, boosted by the significant reduction and improvement of the trend of lost accesses.

The following is noted in particular:

•

revenues from the Mobile business grew by 161 million euros, or 4.5%, from 3,598 million euros in 2015 to 3,759 million euros in 2016. Revenues from services increased by 101 million euros, or 3.2%, with the positive performance continuing in the last quarter relative to the fourth quarter of 2015, due to the improvement in competition conditions, with the progressive stabilization of market share and the steady growth in Internet mobile and digital entertainment services supporting ARPU levels;

•

revenues for the Fixed-line segment decreased by 125 million euros, or 3.4%, from 3,709 million euros in 2015 to 3,584 million euros in 2016. Revenues, however, showed signs of recovery in the last quarter of 2016, growing 2.0% relative to the fourth quarter of 2015. This trend of revenue improvement over the course of 2016 was attributable to a reduction in the loss of voice-only accesses, accompanied by growth in broadband and ultrabroadband customers and the growth of products enabling digital connectivity and content services (SmartTV, decoders and modems).

•

Business: revenues for the Business segment decreased by 210 million euros, or 4.4%, from 4,325 million euros in 2015 to 4,535 million euros in 2016, of which 193 million euros was attributable to the services component and 18 million euros attributable to equipment and products component.

In particular:

•

revenues from Mobile services declined by 45 million euros, or 4.0% relative to 2015. Specifically, the continuing decline in traditional mobile services, 12.7% in the voice and messaging component compared to 2015, was driven by the shift of customers towards bundled formulas with a lower overall ARPU level and the migration of Public Administration clients towards the new Consip offer (with lower unit prices), and was only partially offset by a 4.4% growth in new digital services relative to 2015. The fourth quarter of 2016, however, showed a reversal of the trend with significant recovery in performance growing by 2.2% as compared to the fourth quarter of 2015;

•

revenues from Fixed-line services declined by 118 million euros, or 3.7% compared to the previous year, despite a 3.1% steady growth in revenues from ICT services relative to 2015, particularly for Cloud services. The segment continued to be adversely affected by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems.

•

Wholesale: revenues for the Wholesale segment declined by 47 million euros, or 2.6%, from 1,827 million euros in 2015 to 1,780 million euros in 2016. The impact on revenues is entirely attributable to the reduction in regulated prices which had a negative impact of 46 million euros, and was partially offset by the contribution from several infrastructure capacity sales deals.

•	International Wholesale—Telecom Italia Sparkle group

	Year ended December 31,
	2016	2015	Changes

	(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)
Revenues	1,351	1,314	37	2.8
Operating profit	67	85	(18)	(21.2)
% of Revenues	5.0	6.5
Employees at year-end (units)(1)	753	645	108	16.7

(1)	Includes employees with temporary work contracts: 3 units in 2016, 2 units in 2015.

In 2016, revenues for the Telecom Italia Sparkle group—International Wholesale increased by 37 million euros, or 2.8%, from 1,314 million euros in 2015 to 1,351 million euros in 2016. The result was mainly due to an increase of 34 million euros, or 3.7%, in revenues from Voice services compared to 2015, while the performance of the other business lines was substantially stable.

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

Operating profit

Operating profit increased by 1,017 million euros, or 43.1%, from 2,359 million euros in 2015 to 3,376 million euros in 2016, with an Operating profit margin of 22.5%, 6.8 percentage points higher than in 2015.

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

1.

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

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)		%
Purchases of goods	1,352	1,304	48	3.7
Portion of revenues to be paid to other operators and interconnection costs	1,541	1,507	34	2.3
Commercial and advertising costs	656	743	(87)	(11.7)
Power, maintenance and outsourced services	982	1,011	(29)	(2.9)
Rent and leases	444	473	(29)	(6.1)
Other service expenses	810	1,008	(198)	(19.6)
Total acquisition of goods and services	5,785	6,046	(261)	(4.3)
% of Revenues	38.6	40.3

•

employee benefits expenses decreased by 447 million euros, or 13.9%, from 3,206 million euros in 2015 to 2,759 million euros in 2016, due to the same factors that affected the employee benefits expenses at Group level;

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

•

other operating expenses decreased by 425 million euros from 999 million euros in 2015 to 574 million euros in 2016, mainly due to lower provisions and costs for disputes and regulatory penalties. The breakdown of the item is reported in the table below:

	Year ended December 31,
	2016	2015	Changes
	(a)	(b)	(a-b)%
	(millions of euros, except percentages)
Write-downs and expenses in connection with credit management	266	270	(4)	(1.5)
Provision charges	51	236	(185)	n.s.
TLC operating fees and charges	54	56	(2)	(3.6)
Indirect duties and taxes	94	100	(6)	(6.0)
Penalties, settlement compensation and administrative fines	44	292	(248)	(84.9)
Association dues and fees, donations, scholarships and traineeships	16	16	—	—
Sundry expenses	49	29	20	69.0

Total	574	999	(425)	(42.5)

•	depreciation and amortization, increased by 105 million euros, or 3.3%, from 3,205 million euros in 2015 to 3,310 million euros in 2016.

Employees

There were 51,280 employees as of December 31, 2016, a reduction of 1,364 employees compared to December 31, 2015.

❖	BRAZIL

The following table sets forth certain financial and other data for the Brazil Business Unit for the years ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015	2016	2015	Changes
			(a)	(b)	(a-b)%
	(millions of euros, except percentages and employees)		(millions of Brazilian reais, except percentages and employees)
Revenues	4,047	4,637	15,617	17,142	(1,525)	(8.9)
Operating profit	368	638	1,418	2,358	(940)	(39.9)
% of Revenues	9.1	13.8	9.1	13.8
Employees at year-end (units)	9,849	13,042	9,849	13,042	(3,193)	(24.5)

Revenues

Revenues decreased by 1,525 million reais, or -8.9%, from 17,142 million reais in 2015 to 15,617 million reais in 2016. Service revenues decreased by 667 million reais, or 4.3%, from 15,387 million reais in 2015 to 14,720 million reais in 2016. Mobile Average Revenue Per User (ARPU) was 18.0 reais for 2016, compared to 16.7 reais in the previous year, an improvement of 7.8%.

The Business Unit’s total number of lines decreased by 2.8 million, 4.3%, from 66.2 million at December 31, 2015 to 63.4 million at December 31, 2016; the market share at the end of December 2016 was 26.0%, a decline of 0.3% from 25.7% at December 31, 2015.

Revenues from product sales declined by 858 million euros, or 48.9%, from 1,755 million euros in 2015 to 897 million reais in 2016, reflecting a commercial policy less focused on the sale of handsets, in addition to the impact of the Brazilian macroeconomic crisis on household spending.

Performance over the course of 2016 improved with the decline in revenues and service revenues becoming less pronounced in each quarter. In the fourth quarter of 2016, total revenues amounted to 4,043 million reais a 1.7%

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

decline compared to the fourth quarter of 2015. Quarter-on-quarter declines in revenue for 2016, relative to 2015, were 5.2% in the third quarter, 12.4% in the second quarter and 15.3% in the first quarter. In the fourth quarter service revenues amounted to 3,842 million reais a 0.7% decline compared to the fourth quarter of 2016. Quarter-on-quarter declines in service revenues in 2016, relative to 2015, were 2.4% in the third quarter, 5.9% in the second quarter and 8.3% in the first quarter, mainly driven by the steady improvement in service revenues generated by mobile customers.

Operating profit

Operating profit declined by 940 million reais, from 2,358 million reais in 2015 to 1,418 million reais in 2016. This result was affected by the effect of a higher depreciation and amortization of 423 million reais and the lower benefit from the sale of telecommunication towers, which in 2015 resulted in a gain of 1,211 million reais compared to a gain of 44 million reais in 2016.

	Year ended December 31,
	2016	2015	2016	2015	Changes
			(a)	(b)	(a-b)%
	(millions of euros)		(millions of Brazilian reais, except percentages)
Acquisition of goods and services	2,028	2,443	7,826	9,033	(1,207)	(13.4)
Employee benefits expenses	336	349	1,296	1,289	7	0.5
Other operating expenses	505	470	1,948	1,736	212	12.2
Change in inventories	(1)	33	(2)	122	(124)
Depreciation and amortization	980	909	3,785	3,362	423	12.6

•	acquisition of goods and services showed a significant decline of 1,207 million reais, or 13.4%, for all components compared to 2015;

•	employee benefits expenses, increased by 7 million reais, or 0.5%, mainly due to the salary inflation adjustment, in addition to other net costs for termination benefits of 56 million reais;

•	other operating expenses increased by 212 million reais, or 12.2%, from 1,736 million reais in 2015 to 1,948 million reais in 2016, as a result of an increase in TLC operating fees and charges;

•

depreciation and amortization increased by 423 million reais, from 3,362 million reais in 2015 to 3,785 million reais in 2016 due to the effect of the acceleration of investments in the past two years.

Employees

The number of employees was 9,849 at December 31, 2016, a decrease of 3,193 employees compared to 13,042 at December 31, 2015.

* * *

For further details on the agreement for the sale of telecommunication towers in Brazil, please see “Item 4. Information on the TIM Group - 4.2 Business Unit – 4.2.2 Brazil”.

❖	Discontinued operations/Non-current assets held for sale (Sofora—Telecom Argentina group)

On March 8, 2016, the TIM Group completed the sale of Sofora-Telecom Argentina group after receiving approval from Enacom, the Argentine communications regulator.

A summary is provided below of the income statement impacts from the Sofora-Telecom Argentina group and its sale; the figures for 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for 2015 have been translated at the related average exchange rate (10.26890 pesos per euro).

Item 5. Operating And Financial Review And Prospects	Results Of Operations For The Three Years Ended December 31, 2017

(millions of euros)		1.1- 3.8.	As of December 31,
		2016	2015
Revenues		504	3,943
Operating profit (loss)		133	1,035
Finance income (expenses), net		(42)	(94)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		91	941
Income tax expense		(32)	(320)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a)	59	621
Other minor entries	(b)		(10)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c= a+b)	59	611

Income statement effects on the selling entities:
Net gains on disposal		307
Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations		(304)
Income tax expense relating to the disposal		(15)

	(d)	(12)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(c+d)	47	611

Attributable to:
Owners of the Parent		(3)	89
Non-controlling interests		50	522

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

The table below summarizes, for the periods indicated, the TIM Group’s cash flows.

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
Cash flows from (used in) operating activities	5,399	5,706	5,070
Cash flows from (used in) investing activities	(4,740)	(3,964)	(5,385)
Cash flows from (used in) financing activities	(1,210)	(1,263)	(902)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale		(45)	(19)

Aggregate cash flows (A)	(551)	434	(1,236)
Net cash and cash equivalents at beginning of the year (*) (B)	3,952	3,216	4,910
Net foreign exchange differences on net cash and cash equivalents (C)	(155)	302	(458)

Net cash and cash equivalents at end of the year (*) (D=A+B+C)	3,246	3,952	3,216

(*)

For further details please see the Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015 of the Consolidated Financial Statements included elsewhere in this Annual Report.

Cash flows from operating activities. Cash flows from operating activities were 5,399 million euros in 2017, 5,706 million euros in 2016 and 5,070 million euros in 2015.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

2017 compared to 2016

The decrease of 307 million euros in 2017, compared to 2016, was mainly attributable to:

•

a positive effect of net change in miscellaneous receivables/payables and other assets/liabilities of 995 million euros, a net source of 80 million euros in 2017 compared to a net use of 915 million euros in 2016;

•

a positive effect of change in trade receivables and net amounts due from customers on construction contracts equal to 689 million euros, a net source of 379 million euros in 2017 compared to a net use of 310 million euros in 2016;

•	a positive effect of change in provisions for employee benefits of 568 million euros, a net source of 437 million euros in 2017 compared to a net use of 131 million euros in 2016;

•

a positive effect of impairment losses (reversals) on non-current assets (including investments) of 44 million euros, a net source of 50 million euros in 2017 compared to a net source of 6 million euros in 2016; and

•	an increase in depreciation and amortization of 182 million euros from 4,291 million euros in 2016 to 4,473 million euros in 2017.

Such increases in cash flows were more than offset by:

•	a decrease in profit (loss) from continuing operations of 632 million euros, a profit of 1,287 million euros in 2017 compared to a profit of 1,919 million euros in 2016;

•	a negative effect of net change in deferred tax assets and liabilities equal to 267 million euros, a net use of 229 million euros in 2017 compared to a net source of 38 million euros in 2016;

•	a negative effect of change in trade payables of 834 million euros, a net use of 605 million euros compared to a net source of 229 million euros in 2016; and

•	a negative effect of net change in current income tax receivables/payables equal to 1,096 million euros, a net use of 515 million euros in 2017 compared to a net source of 581 million euros in 2016.

2016 compared to 2015

The increase of 636 million euros in 2016, compared to 2015, was mainly attributable to:

•	an increase in profit (loss) from continuing operations of 1,869 million euros, a profit of 1,919 million euros in 2016 compared to a profit of 50 million euros in 2015;

•	a positive effect of net change in deferred tax assets and liabilities equal to 83 million euros, a net source of 38 million euros in 2016 compared to a net use of 45 million euros in 2015;

•	a positive effect of change in trade payables of 710 million euros, a net source of 229 million euros compared to a net use of 481 million euros in 2015;

•

a positive effect of losses (gains) realized on disposals of non-current assets (including investments) of 328 million euros, a net use of 15 million euros in 2016 compared to a net use of 343 million euros in 2015;

•

a positive effect of net change in current income tax receivables/payables equal to 568 million euros, a net source of 581 million euros in 2016 compared to a net source of 13 million euros in 2015; and

•	an increase in depreciation and amortization of 156 million euros, from 4,135 million euros in 2015 to 4,291 million euros in 2016.

Such increases in cash flows were offset in part by:

•

a negative effect of net change in miscellaneous receivables/payables and other assets/liabilities of 1,549 million euros, a net use of 915 million euros in 2016 compared to a net source of 634 million euros in 2015;

•

a negative effect of change in trade receivables and net amounts due from customers on construction contracts equal to 720 million euros, a net use of 310 million euros in 2016 compared to a net source of 410 million euros in 2015;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	a negative effect of change in provisions for employee benefits of 520 million euros, a net use of 131 million euros in 2016 compared to a net source of 389 million euros in 2015; and

•

a negative effect of impairment losses (reversals) on non-current assets (including investments) of 247 million euros, a net source of 6 million euros in 2016 compared to a net source of 253 million euros in 2015.

•	Cash flows used in investing activities. Cash flows used in investing activities were 4,740 million euros in 2017, 3,964 million euros in 2016 and 5,385 million euros in 2015.

Cash flows used in investing activities. Cash flows used in investing activities were 4,740 million euros in 2017, 3,964 million euros in 2016 and 5,385 million euros in 2015.

2017 compared to 2016

The increase in cash used in investing activities in 2017 compared to 2016 of 776 million euros was due to:

•	an increase in capital expenditures (intangible and tangible assets on a cash basis) of 656 million euros, 5,314 million euros in 2017 compared to 4,658 million euros in 2016;

•

a decrease of 492 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of, nil in 2017 compared to 492 million euros in 2016; and

•

a decrease of 12 million euros in proceeds from sale/repayments of intangible, tangible and other non-current assets, a net source of 30 million euros in 2017 compared to a net source of 42 million euros in 2016.

Such effects were in part offset by:

•	a positive effect of change in financial receivables and other financial assets of 291 million euros, a net source of 466 million euros in 2017 compared to a net source of 175 million euros in 2016.

2016 compared to 2015

The decrease in cash used in investing activities in 2016, compared to 2015, of 1,421 million euros was due to:

•	an increase of 492 million euros in proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of, 492 million euros in 2016 compared to nil in 2015;

•	a decrease in capital expenditures (intangible and tangible assets on a cash basis) of 768 million euros, 4,658 million euros in 2016 compared to 5,426 million euros in 2015; and

•	a positive effect of change in financial receivables and other financial assets of 810 million euros, a source of 175 million euros in 2016 compared to a net use of 635 million euros in 2015.

Such effects were offset in part by:

•

a decrease of 675 million euros in proceeds from sale/repayments of intangible, tangible and other non-current assets, a net source of 42 million euros in 2016 compared to a net source of 717 million euros in 2015.

Cash flows used in financing activities. Cash flows used in financing activities were 1,210 million euros in 2017, 1,263 million euros in 2016 and 902 million euros in 2015.

Cash flows used in financing activities in 2017 of 1,210 million euros reflected mainly the following:

•

a net use in financial liabilities and other of 1,984 million euros, as a result of the issuance of new debt, a source of 2,630 million euros, the change in current financial liabilities and other, a net use of 1,188 million euros and the repayments of non-current financial liabilities, a use of 3,426 million euros;

•	a net source of 997 million euros due to changes in hedging and non-hedging derivatives under financial assets/financial liabilities; and

•	the payment of dividends of 235 million euros.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Cash flows used in financing activities in 2016 of 1,263 million euros reflected mainly the following:

•

a net use in financial liabilities and other of 1,040 million euros, as a result of the issuance of new debt, a source of 3,561 million euros, the change in current financial liabilities and other, a net use of 437 million euros and the repayments of non-current financial liabilities, a use of 4,164 million euros; and

•	the payment of dividends of 227 million euros.

Cash flows used in financing activities in 2015 of 902 million euros reflected mainly the following:

•

a net use in financial liabilities and other of 1,729 million euros, as a result of the issuance of new debt, a source of 5,054 million euros, the change in current financial liabilities and other, a net source of 408 million euros and the repayments of non-current financial liabilities, a use of 7,191 million euros;

•	the payment of dividends of 204 million euros; and

•	the changes in ownership interests in consolidated subsidiaries of 845 million euros.

5.3.2 CAPITAL RESOURCES

Net Financial Debt

Net Financial Debt is a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K under the 1934 Act. For further details please see “5.2.3—Non-GAAP Financial Measures”.

On a consolidated basis, Net Financial Debt was 26,091 million euros at December 31, 2017, compared to 25,955 million euros at December 31, 2016 and to 28,475 million euros at December 31, 2015.

In our 2018-2020 Strategic Plan, we reaffirmed our commitment to maintaining strong financial discipline as a strategic priority. We expect the Group’s Net Financial Debt to benefit, among other things, from planned efforts to increase efficiency.

Please see “Introduction—Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995”, included elsewhere in this Annual Report, for a discussion of factors which could cause our actual results to differ materially from the target discussed above. See, also, “Item 3. Key Information—3.1 Risk Factors”.

There can be no assurance that we will be able to achieve the financial targets we have established.

Net Financial Debt as of December 31, 2017, 2016 and 2015 is set forth in the following table.

	As of December 31,
	2017	2016	2015
	(millions of euros)
Non-current financial liabilities	28,108	30,469	30,518
Current financial liabilities	4,756	4,056	6,224
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	348

Gross financial debt (A)	32,864	34,525	37,090

Non-current financial assets (B)	(1,768)	(2,698)	(2,989)

Current financial asset:
Securities other than investments	(993)	(1,519)	(1,488)
Financial receivables and other current financial assets	(437)	(389)	(352)
Cash and cash equivalents	(3,575)	(3,964)	(3,559)

Total current financial assets (C)	(5,005)	(5,872)	(5,399)

Financial assets relating to Discontinued operations/Non-current assets held for sale (D)	—	—	(227)

Financial assets (E=B+C+D)	(6,773)	(8,570)	(8,615)

Net financial debt (A+E)	26,091	25,955	28,475

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The non-current portion of gross financial debt was 28,108 million euros at December 31, 2017, 30,469 million euros at December 31, 2016 and 30,518 million euros at December 31, 2015, and corresponds to 85.5% of total gross financial debt.

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

CHANGE IN NET FINANCIAL DEBT DURING 2017

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2017:

(millions of euros)
Net financial debt as of December 31, 2016	25,955
Capital expenditures	5,701
Change in finance lease contracts	68
Dividends paid	235
Financial investments	12
Share capital increases/decreases	(16)
Disposal of investments and other divestitures	(33)
Cash flows from operating activities, net of other uses (sources)	(5,831)

Net change in 2017	136

Net financial debt as of December 31, 2017	26,091

In particular:

•	Capital expenditures on an accrual basis were 5,701 million euros in 2017, an increase of 825 million euros compared to 2016. The breakdown is as follows:

	Year ended December 31,
	2017		2016		Changes
	(a)	% of total	(b)	% of total	(a-b)
	(millions of euros, except percentages)
Domestic	4,551	79.8	3,709	76.1	842
Brazil	1,150	20.2	1,167	23.9	(17)
Other activities	—	—	—	—	—
Adjustments	—		—	—	—

Total consolidated capital expenditures	5,701	100.0	4,876	100.0	825

% on revenues	28.8		25.6

Capital expenditures in 2017 totaled 5,701 million euros, an increase of 825 million euros from 2016. In particular:

•	the Domestic Business Unit posted capital expenditures of 4,551 million euros, an increase of 842 million euros compared to 2016. Higher capital expenditure was driven by an expense of

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

630 million euros to renew GSM frequency user rights and the fast-tracking of innovation expenditure for infrastructure development. This expense was 395 million euros in 2016. In particular, expenditure on network development and next-generation services accounted for 63% of total network expenditure in 2017, a 6.3 percentage point increase compared to 2016. The decrease in other types of expenditure continued thanks to the selectivity and attention given to capital allocation choices based on strategic priorities and profit optimization;

•

the Brazil Business Unit posted capital expenditures in 2017 of 1,150 million euros, a decrease of 17 million euros on 2016. Without the impact of fluctuations in exchange rates, which amounted to 82 million euros, the change was a decline of 99 million euros and mainly reflected lower expenditure for renewals of TLC licenses by 52 million euros and for developments in Information Technology projects by 47 million euros, following the strong growth recorded in 2016 due to the launch of new commercial offers and the introduction of the new billing system. Capital expenditure in network infrastructure in 2017 amounted to 806 million euros, a 3 million euro decline at constant exchange rates compared to 2016), and was mainly aimed at developing the 4G mobile broadband network, reaching 3,003 towns, an increase of 1,748 towns in 2017, with an urban population coverage rate of 91.2%.

•

Change in finance lease contracts. In 2017, the item totaled 68 million euros, of which 54 million euros referred to the Parent and 14 million euros to the Brazil Business Unit. The total amount referred to the closure of projects recognized under the item in the previous year.

In 2016, the item amounted to 232 million euros and essentially referred to contractual renegotiations by TIM S.p.A. within the real estate transformation project, new rental agreements for industrial vehicles, and a finance lease entered into by the Tim Brasil group on telecommunication towers.

•	Financial investments. In 2017, the item amounted to 12 million euros and included 4 million euros in subscriptions of new units issued by the Northgate Fund.

In 2016 this item amounted to 15 million euros and mainly consisted of the following:

•

6 million euros for the payment made by INWIT S.p.A., net of the cash acquired, for the acquisition of the investments in Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l.; such companies were subsequently merged with and into INWIT;

•	5 million euros for the subscription of units in the company Northgate Telecom Innovations Partners L.P. Fund;

•	4 million euros for the payment, net of the cash acquired, for the acquisition of the investment in Noverca S.r.l.

•

Disposal of investments and other divestitures. The item posted a positive balance of 33 million euros for 2017 and mainly reflected the sale of non-current assets during the normal operating cycle, for 17 million euros, and the collection of a deferred portion of the price of a non-controlling interest sold in previous years, in the amount of 13 million euros.

In 2016, the item posted a positive figure of 745 million euros and principally relates to:

•

the sale of the Sofora—Telecom Argentina group for 704 million euros, 545 million euros representing the price and 159 million euros for the deconsolidation of the related net financial debt, with the remaining amount relating to disposals of assets as part of normal operations;

•	the proceeds of 134 million reais (corresponding to approximately 35 million euros) realized by the Brazil Business Unit in 2016 from the sale of telecommunications towers.

•

Share capital increases/reimbursements, including incidental costs. These totaled 16 million euros in 2017 and essentially consisted of contributions from an external shareholder of the Group for new capital issued by a subsidiary. In 2016, the item amounted to 1,304 million euros and included the effect of the conversion of the Mandatory Convertible Bond into TIM shares for 1,300 million euros of November 2016.

***

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

Sales of trade receivables to factoring companies finalized in 2017 resulted in a positive effect on net financial debt at December 31, 2017 of 2,000 million euros compared to 1,091 million euros at December 31, 2016. The increase results from the realization of new revolving securitization programs (handset, modem and mobile billed) and from the identification of a greater volume of sales of receivables.

CHANGE IN NET FINANCIAL DEBT DURING 2016

The following table summarizes the main transactions which had an impact on the change in net financial debt during 2016:

(millions of euros)
Net financial debt as of December 31, 2015	28,475
Capital expenditures	4,876
Change in finance lease contracts	232
Dividends paid	227
Financial investments	15
Share capital increases/decreases	(4)
Disposal of investments and other divestitures	(745)
Cash flows from operating activities, net of other uses (sources)	(7,121)

Net change in 2016	(2,520)

Net financial debt as of December 31, 2016	25,955

In particular:

•	Capital expenditures on an accrual basis were 4,876 million euros in 2016, a decrease of 321 million euros compared to 2015. The breakdown is as follows:

	Year ended December 31,
	2016		2015		Changes
	(a)	% of total	(b)	% of total	(a-b)
	(millions of euros, except percentages)
Domestic (*)	3,709	76.1	3,900	75.0	(191)
Brazil	1,167	23.9	1,289	24.8	(122)
Other activities	—	0.0	8	0.2	(8)
Adjustments	—	—	—	—	—

Total consolidated capital expenditures	4,876	100.0	5,197	100.0	(321)

% on revenues	25.6		26.4

(*)

Following the change in the business mission of Persidera, the Media Business Unit was included into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the capital expenditures of the Domestic Business Unit for 2016 would have totaled 3,702 million euros.

Capital expenditures in 2016 totaled 4,876 million euros, a decline of 321 million euros relative to 2015. In particular:

•

the Domestic Business Unit posted capital expenditures of 3,709 million euros, a decrease of 191 million euros compared to 2015, which comprised, inter alia, an investment for the user rights related to the L band frequencies, of 231 million euros, and for the extension of the GSM license in the amount of 117 million euros.

The Group continued to engage in selective capital expenditures by identifying projects with higher returns, targeted at innovation and transformation, while maintaining its focus on ultrabroadband

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

coverage and service quality. In the domestic market, capital expenditures for the development of next-generation network (NGN) infrastructure enabled the fiber-optic coverage to reach 60% of housing units and the 4G (LTE) network to cover 96% of the population;

•

the Brazil Business Unit reported a decline of 122 million euros in capital expenditures in 2016, including a negative exchange rate effect of 55 million euros, compared to 2015 due to the combined effects of the efficiency measures initiated in the course of 2016 (renegotiation of contracts with suppliers and projects to optimize recurring expenses on the traditional investment components) and a more efficient allocation of capital to infrastructure investments for the development of 4G coverage. Through these initiatives the development of the mobile broadband network was advanced, with a urban population coverage at year-end 2016 of 89% on the 3G network, up 7 percentage points from 2015, and 74% on the 4G network, up 15 percentage points compared to 2015.

•

Change in finance lease contracts amounted to 232 million euros in 2016. This item mainly represents the higher value of tangible assets under finance lease, which also reflects the associated higher financial payables, recorded mainly as a result of contractual renegotiations by TIM S.p.A. in 2016 within the real estate transformation project and the new rental agreements for industrial motorcars, and of the finance lease contracts concluded by the TIM Brasil group with respect to the telecommunications towers.

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

•

the sale of the Sofora—Telecom Argentina group for 704 million euros, 545 million euros representing the price and 159 million euros for the deconsolidation of the related net financial debt, with the remaining amount relating to disposals of assets as part of normal operations;

•	the proceeds of 134 million reais (corresponding to approximately 35 million euros) realized by the Brazil Business Unit in 2016 from the sale of telecommunications towers.

***

The following should also be taken into account with respect to net financial debt:

•	Sales of receivables to factoring companies

Sales of receivables to factoring companies completed during 2016 resulted in a positive effect on net financial debt of 1,091 million euros as of December 31, 2016, compared to 1,106 million euros as of December 31, 2015.

Gross Financial Debt

At December 31, 2017, on a consolidated basis, our gross financial debt amounted to 32,864 million euros, compared to 34,525 million euros at December 31, 2016, and included non-current financial liabilities (long-term debt) of 28,108 million euros, compared to 30,469 million euros at December 31, 2016 and current financial liabilities (short-term debt) of 4,756 million euros, compared to 4,056 million euros at December 31, 2016.

As of December 31, 2017, approximately 72.5% of our gross financial debt was denominated in Euro, while the remainder was primarily denominated in U.S. Dollars, Pound Sterling and Brazilian Reais.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

The following table sets out the currency composition of our gross financial debt:

	As of December 31, 2017		As of December 31, 2016
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,168	5,977	7,504	7,119
GBP	1,266	1,427	2,017	2,356
BRL	5,863	1,478	7,128	2,075
JPY	20,031	148	20,032	162
EURO		23,834		22,813

Total gross financial debt		32,864		34,525

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

Active programs:

•

the TIM Euro Medium Term Note (“EMTN”) Programme. The maximum amount permitted to be issued under the Programme, including multiple tranches and multiple currencies, is 20 billion euros. This is the Group’s only active debt program although it can issue debt instruments on an ad hoc basis if needed.

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

The following table highlights the utilization of the above mentioned EMTN Programme at the end of 2017.

		As of December 31, 2017
		EMTN Programme
		(millions of euros)
Total amount of the program (max outstanding notes)	(A)	20,000.00

Notes and bonds issued		30,802.80
Notes and bonds repaid		(17,329.66)

Net utilization of the program	(B)	13,473.14

Remaining available amount of the program	(A-B)	6,526.86

Notes and bonds

At December 31, 2017 we had notes and bonds outstanding amounting to 22,202 million euros, compared to 22,964 million euros at December 31, 2016. The nominal repayment amount at December 31, 2017 was 21,775 million euros, a decrease of 642 million euros compared to 22,417 million euros at December 31, 2016.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

Changes in bonds during 2017 were as follows:

	Currency	Amount (millions)	Issue date
NEW ISSUES
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 07/19/2023	Euro	1,000	01/19/2017
Telecom Italia S.p.A. 1,250 million euros 2.375% maturing 10/12/2027	Euro	1,250	10/12/2017

	Currency	Amount (millions)	Repayment date
REPAYMENTS
Telecom Italia S.p.A. 545 million euros 7.000%(1)	Euro	545	01/20/2017
Telecom Italia S.p.A. 628 million euros 4.500%(2)	Euro	628	09/20/2017
Telecom Italia S.p.A. 750 million GBP 7.375%	GBP	750	12/15/2017

(1)	Net of buybacks by TIM S.p.A. of 455 million euros during 2015.

(2)	Net of buybacks by TIM S.p.A. of 372 million euros during 2015.

With respect to Telecom Italia S.p.A.’s 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at December 31, 2017 was 204 million euros, an increase of 3 million euros compared to 201 million euros at December 31, 2016.

For further details about the outstanding notes and bonds as of December 31, 2017 please see also “Note—Financial liabilities (non-current and current)” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Revolving Credit Facility and Term Loan

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2017.

	As of December 31, 2017		As of December 31, 2016
	Committed	Drawdown	Committed	Drawdown
	(billions of euros)
Revolving Credit Facility—expiring May 2019	4.00		4.00
Revolving Credit Facility—expiring March 2020	3.00		3.00

Total	7.00	—	7.00	—

TIM has two syndicated Revolving Credit Facilities for 4 billion euros and 3 billion euros, expiring on May 24, 2019 and March 25, 2020, respectively. No amounts have been drawn from these facilities. On January 16, 2018, the two Revolving Credit Facilities were simultaneously closed and replaced by a new Revolving Credit Facility for the amount of 5 billion euros, expiring in 5 years.

TIM also has access to:

•	a bilateral term loan from UBI Banca (former Banca Regionale Europea) expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral term loans from Mediobanca, one for 134 million euros expiring in November 2019 and another for 75 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral term loan from ICBC expiring in July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	a hot money loan from Banca Popolare Emilia Romagna for 250 million euros, drawn down for the full amount and fully repaid at maturity on February 15, 2018;

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

•	a hot money loan from Intesa Sanpaolo expiring December 2018 for 200 million euros, drawn down for the full amount;

•	a bilateral term loan from Intesa Sanpaolo expiring December 2018 for 2 billion euros, not yet drawn down.

On December 21, 2017, TIM S.p.A. notified Mediobanca of the exercise of the early repayment option, in force on January 3, 2018, on the 150 million euros bilateral term loan expiring July 2020, for the total outstanding amount of 75 million euros.

On January 16, 2018, TIM S.p.A. exercised the early repayment option, in force on January 17, 2018, on the 2 billion euros bilateral term loan from Intesa Sanpaolo expiring December 2018.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities, including the current portion of medium/long-term financial liabilities due within 12 months, was 7.75 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, was approximately 4.8%.

For details on the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Consolidated Financial Statements as at December 31, 2017 of the TIM Group.

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin at December 31, 2017 amounted to 9,568 million euros, equal to the sum of:

–	“Cash and cash equivalents” and “Current securities other than investments” for a total of 4,568 million euros, compared to 5,483 million euros at December 31, 2016;

–	the new Revolving Credit Facility drawn up in January 2018 for 5,000 million euros.

This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

•

Cash and cash equivalents amounted to 3,575 million euros, compared to 3,964 million euros at December 31, 2016. The different technical forms of investing available cash at December 31, 2017 included:

•	Maturities: investments have a maximum maturity of three months;

•

Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 993 million euros, compared to 1,519 million euros at December 31, 2016. These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They included 276 million euros of Treasury bonds, purchased respectively by TIM S.p.A. (256 million euros) and by Telecom Italia Finance S.A. (20 million euros), 524 million euros of bonds with various maturities purchased by Telecom Italia Finance S.A., all with an active market and consequently readily convertible into cash, and 193 million euros of investments in two monetary funds by the Brazil Business Unit. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risks” adopted by the TIM Group since August 2012.

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

Off-Balance Sheet Arrangements

Guarantees, net of back-to-back guarantees received, amounted to 56 million euros at December 31, 2017.

The guarantees provided by third parties for Group company obligations, amounting to 4,500 million euros at December 31, 2017, consisted of 1,580 million euros guarantees for loans received and 2,920 million euros of performance guarantees under outstanding contracts.

The guarantees provided by third parties for TIM S.p.A. obligations include the surety issued in favor of the Ministry of Economic Development for 38 million euros, for the commitment made by the Company to build equipment networks with eco-sustainable characteristics. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology). The Ministry of Economic Development has requested the extension of the guarantee until December 31, 2018.

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

As of December 31, 2017, the nominal repayment amounts of payables and the relating expiration dates were as follows:

	Amounts due as of December 31,
	2018	2019	2020	2021	2022	After 2022	Total
	(millions of euros)
Bonds	1,739	2,424	1,267	564	3,087	12,694	21,775
Amounts due to banks, other financial payables and liabilities	1,264	1,731	603	628	714	243	5,183
Finance lease liabilities	138	114	113	113	83	1,826	2,387

Total	3,141	4,269	1,983	1,305	3,884	14,763	29,345
Current financial liabilities	982						982

Total	4,123	4,269	1,983	1,305	3,884	14,763	30,327

For further details please see also “Note—Derivatives” and “Note—Other information, Operating leases” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Item 5. Operating And Financial Review And Prospects	Liquidity And Capital Resources

5.3.3    CAPITAL EXPENDITURES

The table below sets forth, for the periods indicated, our total capital expenditures (on an accrual basis) allocated to the Business Units.

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
Capital expenditures on tangible assets:
Domestic	2,788	2,596	2,446
Brazil	621	639	784
Media and Other Operations			8
Adjustments and eliminations

Total capital expenditures on tangible assets(1)	3,409	3,235	3,238
Capital expenditures on intangible assets(2)	2,292	1,641	1,959

Total capital expenditures(3)	5,701	4,876	5,197

(1)	Capital expenditures on tangible assets are mainly related to local and long distance networks, exchange equipment, investments in subscribers’ equipment, radio and transmission equipment.

(2)	Capital expenditures on intangible assets include expenditures for software for telecommunications systems and licenses.

(3)	Intercompany capital expenditures are adjusted to eliminate intercompany profit.

The capital expenditures planned for the 2018-2020 period at the TIM Group level in Italy and in Brazil are:

•	9 billion euros of investments in Italy, over 50% of which will be spent in network expansion and innovation;

•	approximately 12 billion reais of investments in Brazil, will allow UBB expansion to continue.

* * *

For details about market risk disclosures please see “Item 11. Quantitative And Qualitative Disclosures About Market Risks”.

Item 5. Operating And Financial Review And Prospects	Research and Development

5.4    RESEARCH AND DEVELOPMENT

Research and Development in Italy

Approach to innovation, choice of topics, innovation governance process

Innovation understood as a research and development activity for innovative technologies and services, processes and business models represents a key factor in the company’s ability to keep up with the profound transformations brought about through ICT, as well as a necessary asset acting as a driving force in this evolution in terms of its customers (both residential and business) and the national system, helping to overcome the socio-cultural barriers that limit the opportunity to participate in the information society and enjoyment of the relative benefits.

TIM has always considered innovation to be a strategic asset and takes great care in monitoring individual aspects, from its strategic role to its responsibility, objectives and policy.

Technological and business-based innovation were confirmed in 2017 as the central element in the response to change in the technological, market and competitive context. To this end, the Group has taken action in several ways:

•

by continuing the action, initiated in 2016, to strengthen internal innovation lines, focusing laboratory activities and research groups on key aspects of the development of the fixed and mobile network towards future 5G standards and ultrabroadband, and issues concerning service platforms and new operations systems;

•

by confirming the move towards the “Open Innovation” principle with the aim of maximizing the benefits derived from the integration of innovative contributions generated internally with external sources of innovative ideas;

•

interaction with the start-up world in order to catalyse the latter’s capacity for innovation through the TIM #Wcap acceleration programme and equity investments through TIM Venture. In 2017, TIM #Wcap launched a Call for Start-ups and two Calls for Partners;

•

implementing initiatives which allow for the growth of co-creation ecosystems like the IoT Open Lab, a laboratory dedicated to the development of IoT solutions based on key technologies for the Telco Operator with a view to open innovation.

More details are provided in the following pages.

Innovation management is overseen, with different missions, by the Innovation Department and by engineers, but involves various internal and external stakeholders of the company:

•	other areas of the company involved from time to time, both as internal customers for the innovation output solution and as centres of expertise on the topic;

•	traditional and digital partners, for the joint Go2market of digital services;

•	research centres and universities, for cooperation and joint projects. In 2017, 22 research contracts came into effect, for a total value of 555,000 euros;

•

Standardization Bodies and Associations: TIM remains very active within the main Standardisation Bodies and Associations, with 30 memberships in 2017, for a cost of 840,000 euros. On a national, but above all international, level there is a broad circle made up of standardisation bodies (ETSI, ITU, CENELEC and 3GPP among others), associations (GSMA and NGMN to name the major ones), alliances (oneM2m and BBF), and telco open communities (ONF, OPNFV and CORD), which play a fundamental role in the evolution of the TLC industry for networks, platforms and services. Finally, there are the Ministries (Ministry of Economic Development and Ministry of Education, Universities and Research), the European Union and public authorities (CNR and local authorities) for projects funded through participation in competitive tenders, and partnership initiatives.

The identification of themes around which projects are developed takes into account the Three-Year Technological Plan, the reference document for the Group, which provides guidelines for the evolution of the

Item 5. Operating And Financial Review And Prospects	Research and Development

network, platform and services. Published annually, following a wide-ranging process involving all the areas of the company involved, the Plan identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the company’s strategies and highlights the emerging and cross-cutting technologies in other sectors that may be of interest to the Group.

The qualitative and/or quantitative objectives of each project may refer to a multi-year timeframe but they are in any case structured on an annual basis and defined so they can be objectively measured in compliance with standards concerning quality (ISO9001) and the environment (ISO14001); the operational processes of innovation, just as in general TIM’s processes are based on the E-Tom reference standard of the TMF.

Overall, in 2017 TIM committed around 1,300 people to working on technological innovation and engineering activities, for an overall investment of 1,992 million euros, which is equivalent to around 13% of its domestic revenues.

Activities for the future of mobility and networks: initiatives for 5G

5G allows for not only faster speeds than those possible with earlier technologies, but also a multitude of services with very different requirements, in particular in the mMTC6 and URLLC7 areas.

TIM has followed the development of 5G from 2012, actively participating in the definition of international standards as well as European consortia and projects which laid the foundations for the system and contributed to the introduction of innovative use cases and applications. In particular, TIM participated in the European Horizon 2020 METIS and METIS II projects included in the 5GPPP European initiative and in another 12 projects concerning all the main technological turning points of 5G, collaborating with the main providers of network technologies and terminals through specific MoUs.

The operational activities for technological development and 5G trials are accompanied by structured technical communication ranging from publishing to promotion with events of a scientific scope. In particular, in 2017 the technical communication initiative “Special 5G” was accomplished through 5G day, a sharing event with representatives from institutions and the industrial world, in addition to academic research, aimed at promoting the business ecosystem for the development of 5G solutions. It was followed up by TIM’s ‘Notiziario Tecnico’ (Technical Newsletter) e-magazine8 which dedicated two issues to describing and further exploring network aspects and service aspects, respectively, enabled by 5G.

Three important initiatives were launched in 2017—Turin 5G, San Marino 5G and Bari-Matera 5G—to provide these municipalities with 5G radio mobile coverage.

IoT Open Lab

In November 2016 TIM opened the IoT Open Lab, which became fully operational in 2017, at its base in Turin. Its purpose, according to the methods inherent in Open Innovation, is to support the development of IoT solutions based on key technologies for Telco Operators. In particular, the IoT Open Lab acts as a business accelerator to support companies in entering the ecosystem of technologies standardized by the 3GPP and, as regards the current period, Narrow Band IoT technologies. As of today more than 130 companies and customers have visited the Lab, and among them around forty construction companies have agreed a partnership with TIM allowing them to use what the Lab offers free of charge.

Research with Universities

The Open Innovation activities for 2017 were largely concentrated on the new Innovation model pursued at TIM and guided by top management.

[6]	Massive Machine Type Communication.

[7]	Ultra Reliable and Low Latency Communications.

[8]

Quarterly webzine with a technical educational slant, which since 1992 publishes detailed articles on technological innovations and services for Digital Life. A “magnifying glass” on transformation in the ICT world, where competitive collaboration between Telcos and OTTs facilitates new business scenarios, creating dynamic ecosystems in which TIM plays a key role. TIM’s ‘Notiziario Tecnico’ (Technical Newsletter) is duly registered at the Press Court of Rome—“Online Publications” section since 05/07/2012 under no. 217/2012.

Item 5. Operating And Financial Review And Prospects	Research and Development

In line with this, faced with significantly lower polarisation on services, communities and creative innovation, the focus was placed on technological innovation aspects, with particular emphasis on opportunities deriving from 5G. The new direction involved the resizing of the JOLs (closure of Pisa and Milan, resizing of Trento and Catania), and the activation in the “remaining” JOLs of projects with a strong technological approach: cognitive computing, 5G, applications in the network sector, industrial IoT applications, the strengthening of pre-commercial initiatives associated with Open IoT Lab, above all to Olivetti’s benefit.

Funded research activities

TIM has always actively participated in innovation and research projects and initiatives funded by the European Commission, which allowed it not only to obtain funding of around 8 million euros in the three-year period 2015-2017, but also to participate in initiatives with highly innovative content where it developed and consolidated its know-how in rapidly evolving sectors, thanks to collaboration with important European research centres, as well as North American, Korean and Japanese ones.

In this context the activities performed for the 5G projects funded should be highlighted, which have enabled TIM to enrich its range of skills, acquiring a role recognized at European level which now allows it to activate various 5G pilot projects in Italy well in advance of the expected timing.

Patents and Intellectual Property Rights

In addition to contributing to developments within the Company, TIM produces a significant number of patents: in the 2015-2016 period it filed over 120 patents. In order to maximize their value, a spin-up model was recently developed, that is the launch of start-ups that have received assets and the rights to use patents in exchange for equity options.

In 2017, the Group’s portfolio of patents had grown to include 25 new patents filed and several other proposals undergoing assessment. The patenting areas relate to the whole ICT sector, with areas of excellence in the mobile sector. In more detail:

•	3,136 patents owned by TIM as of November 2017 (of which 2,557 granted), relating to 609 patent categories;

•	254 patents resulting from collaboration with universities and research institutes since the collaboration was launched (1997).

Participation in a Patent Pool for LTE with a patent essential for the relative standard should also be noted. The Patent Pool acquired new participants over the course of the year (bringing the current total to 16 license-holders) and has granted several licences. Also note the participation in the 2017 Techshare Day where TIM and the Politecnico di Torino made a selection of patents and technologies available to Italian SMEs with the aim of expanding the assessment of the research results and developing relations with the industrial sector.

Research and Development in Brazil

The Innovation & Technology Department, headed by the CTO of TIM Brasil, is responsible for Research and Development (R&D) activities. Its main responsibilities are defining the technological innovation of the network, the evolutionary needs for new technologies and devices and the architectural guidelines together with the development of strategic partnerships, so as to exploit the new business models and guarantee the evolution of the network infrastructure in line with the business strategy. The organizational structure of Innovation & Technology is currently made up of 28 people in the Networks area, including telecommunications engineers, electrics and electronics engineers, IT experts and other technicians of various origins, competences and experiences, who cover all the innovative needs and provide support to R&D.

In terms of infrastructure, one important result was the establishment of TIM Lab, a multi-purpose test environment focusing on innovation, which is able to guarantee the assessment of innovative services, products and technologies, certifying their functional efficiency and performance and the development of new models and configurations, consolidating the innovation flow. TIM Lab plays a strategic role in providing support for the

Item 5. Operating And Financial Review And Prospects	Research and Development

conduct of Credibility Test, Trials and Proof of Concept (POC), for the validation of the services in collaboration with the main suppliers of technology and partners, through the sharing of knowledge and the technological infrastructures for interoperability tests, the assessment of capacity and the definition of technical requirements; in synergy with the R&D department, it facilitates innovation and promotes collaborations with universities and research institutes.

In January 2017, a new TIM Lab Innovation Centre was opened (at the Corporate Executive Offices complex) in Barra da Tijuca, in the state of Rio de Janeiro: a building with a surface area of 650 square metres, able to accommodate more than 60 people. This new office could host technicians and researchers and be seen as a space of innovation open to new opportunities and the development of innovation for the Brazilian telecommunications market, also operating as a national reference point for R&D activities.

In 2017, more than 180 validation and innovation projects were concluded. Moreover, new technological areas, such as transport and fixed access solutions, were included in the range of initiatives relating to innovation and R&D. In this regard, over 22 million reais were invested in the 2016/17 period, including the new lab premises, and, according to the 2018-2020 budget, additional investments worth 17 million reais are planned.

The Innovation & Technology department has worked on projects and initiatives aiming to ensure the evolution of the business of TIM Brasil through the recommendation of sustainable, efficient network platforms and “disruptive” models, including anticipating the availability of new services. These projects can be divided into five groups:

•	New generation networks

•	Future Internet applications

•	Positive environmental impacts

•	Positive social impacts

•	Open Lab initiatives

New generation network projects

The reassignment of the 1.800 MHz, 850 MHz and 2.100 MHz bandwidths from 2G/3G to 4G gives TIM Brasil three important competitive advantages:

•	reduction of costs for LTE deployment;

•	expansion of the LTE coverage area and activation of the Carrier Aggregation strategy, improving the customer experience through higher “throughputs”;

•

improved indoor coverage. In addition to the expansion of coverage, use of the 850/1.800/2.100 MHz bandwidths could increase the capacity in cities already covered by the LTE bandwidth at 2.6 GHz, at limited additional cost;

•

another important consideration in this scenario is that over 88% of current LTE terminals are already compatible with the 1,800 MHz and 2,600 MHz bandwidths, and with the other bandwidths available; hence, implementation of the LTE multilayer is proving to be an excellent strategy that benefits from the dissemination of devices;

•

the deployment of the LTE 700 MHz layer will result in significant expansion of the coverage and indoor penetration, promoting the presence of LTE throughout the national territory and consolidating TIM Brasil’s leadership in LTE. The actual roll-out will follow the rules dictated by the EAD[9] in order to manage the spectrum cleaning and avoid interference problems with the analogue TV transmission service. 78% of the LTE devices used by the current users of TIM Brasil services are enabled for the 700 MHz bandwidth; at the end of 2017, over 830 cities could test the LTE 700 MHz coverage;

•

in 2015, as part of the IP Multimedia Network Evolution, three tests were carried out at the Innovation Lab to assess the IMS[10]. In 2016 the tests were extended to live networks, allowing TIM Brasil to set up the

[9]	Entidade Administradora de Processo de Redistribuição e Digitalização de Canais de TV e RTV.

[10]	SMI: IP Multimedia Subsystem, solutions focused on functional tests, specific analyses and interoperability with the so-called “legacy system”.

Item 5. Operating And Financial Review And Prospects	Research and Development

functional infrastructure to provide services such as Voice over LTE (“VoLTE”), Video over LTE (“ViLTE”) and Wi-Fi Calling, entirely laid on IP and activated by an IMS platform. In July 2017 TIM launched VoLTE high definition voice call services on the market, providing call services without the need to pass through switched lines. At the end of 2017, over 1,000 cities could use this service;

•

as regards the Network Functions Virtualization (“NFV”) and Software Defined Networks (“SDN”), some initiatives were launched, such as the creation of the “TIM Brasil NFV Program,” developed through four working groups which have a mandate to define technical requirements, infrastructural plans, roadmaps of the virtualized network functions (“VNF”), “open lab” specifications and reference architecture compliant with the ETSI standard on NFVs. The main drivers that push the adoption of these innovative network approaches are reduction of the CapEx/OpEx, faster time to market, optimization and boosting innovation.

Projects with positive environmental impacts

The expansion of “4G RAN sharing”, in partnership with other Brazilian mobile operators, aims to define the architectural requirements, technical assumptions and specifications for the “LTE RAN sharing” solution, optimizing the network resources and costs. In this regard, TIM has pursued and considered RAN Sharing Solutions since 2007. Another strong motivation lies in coverage issues and timing in compliance with regulatory requirements. The RAN Sharing agreement allows TIM to promote the evolution of LTE development in rural areas of Brazil, with effective sharing of access and backhauling. At present 4G RAN Sharing relies on two national partners, improving the possible benefits and efficiencies of this technical model.

Following continuous testing activities, savings and energy efficiency solutions were introduced, which primarily concern the low traffic periods for the 2G, 3G and 4G access layers. The energy consumption recorded for the site, dependent on the access technology and coverage conditions, showed a reduction of up to 10%. At present, this is the biggest RAN Sharing agreement to be reached worldwide and it allows the major Brazilian cities to use 4G services.

New generation network projects, Future Internet applications, Positive environmental impact, Positive social impacts

According to TIM Brasil, the large-scale introduction of IoT could drastically change the mobile market in that it exploits the creation of services and represents a potential tool for agricultural applications, connected vehicles, tracking solutions, and social and healthcare support. In 2017 TIM invested in TIM Lab and in the E2E sector, improving existing smart parking applications and activating the connection of new applications, preparing the terrain for future NB-IoT and LTE-M commercial networks.

Open Lab initiatives

In 2017 TIM Brasil joined the Telecom Infra Project (TIP), an initiative founded by Facebook, SK Telecom, Deutsche Telekom, Nokia, Intel and other companies, which aims to identify new approaches to the creation and deployment of telecommunications network infrastructure. TIM Brasil has transformed TIM Lab into the first TIP Community Lab in Latin America, which will be used by TIP members to create universal standards relating to solutions, initially for transport networks, in order to overcome the challenges linked to the interoperability of the different providers. This initiative represents an open and collaborative approach to the development and testing of new technologies and solutions.

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

•	our ability to successfully implement our internet and broadband/ultrabroadband strategy;

•	our ability to successfully achieve our financial targets (including debt reduction);

•	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Italy, Brazil and other countries in which we operate;

•	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

•	our ability to manage any business or operating model transformation plans;

•	disruptions or uncertainties resulting from the United Kingdom’s exit from the European Union;

•	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

Item 5. Operating And Financial Review And Prospects	Cautionary Statement For Purposes Of The “Safe Harbor” Provisions Of The United States Private Securities Litigation Reform Act Of 1995

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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1    DIRECTORS

On May 4, 2017, the Shareholders’ Meeting of the Company elected the Board of Directors of TIM, which will remain in office until approval of the 2019 annual financial statements.

The Shareholders’ Meeting established the number of Directors at 15; set the overall annual remuneration for the Board of Directors at 2,200,000 euros (to be divided among the members thereof in accordance with the resolutions to be adopted by the Board itself); authorized the Directors to continue with the activities specified in their respective curricula vitae, and released them from restrictions on competition, as permitted under Article 2390 of the Italian Civil Code.

On May 5, 2017, the Board of Directors appointed Giuseppe Recchi as Chairman of the Company’s Board of Directors, Arnaud Roy de Puyfontaine as Deputy Chairman of the Company and Flavio Cattaneo as Chief Executive Officer of the Company.

On June 1, 2017, the Board of Directors approved a change with respect to officers, with the appointment of Arnaud Roy de Puyfontaine as Chairman of the Board of Directors and Giuseppe Recchi as Deputy Chairman.

On July 24, 2017, the Board of Directors accepted the resignation, effective July 28, 2017, of Flavio Cattaneo as Chief Executive Officer and from the Board of Directors. In the meeting held on July 27, 2017, the Board of Directors temporarily reassigned the responsibilities of Chief Executive Officer to Executive Chairman Arnaud Roy de Puyfontaine, except for those responsibilities related to the Security Function and the company Telecom Italia Sparkle, which have been assigned, on an interim basis, to the Deputy Chairman, Giuseppe Recchi.

Subsequently, on September 28, 2017, the Board of Directors appointed Amos Genish as Chief Executive Officer and as General Manager. The Board of Directors also renewed the appointments of Arnaud Roy de Puyfontaine as Executive Chairman and Giuseppe Recchi as Deputy Executive Chairman.

During the Board meeting of March 22, 2018, Giuseppe Recchi resigned effective immediately. Franco Bernabè was appointed as Deputy Chairman and the Board reassigned to him the powers over the Security department and those activities and assets of the Company that are important from a defense and national security perspective.

Additionally, during the Board meeting of March 22 2018, each of the following members resigned, effective April 24, 2018, before the Shareholders’ Meeting to be held on April 24, 2018: Arnaud de Puyfontaine, Camilla Antonini, Frédéric Crépin, Félicité Herzog, Anna Jones, Marella Moretti and Hervé Philippe. As a consequence, the Board of Directors called for a meeting of the Ordinary Shareholders to be held on May 4, 2018 for the renewal of the Board of Directors.

At April 9, 2018, the Board of Directors of TIM was composed of the following directors:

Name	Age	Position	Appointed
Arnaud Roy de Puyfontaine	54	Executive Chairman/Director	2017
Franco Bernabè(2)(3)	69	Deputy Chairman/Director	2017
Amos Genish(1)	57	Chief Executive Officer/Director/General Manager	2017
Camilla Antonini(2)	51	Director	2017
Ferruccio Borsani(2)	59	Director	2017
Lucia Calvosa(2)	56	Director	2017
Francesca Cornelli(2)	55	Director	2017
Frédéric Crépin	48	Director	2017
Dario Frigerio(2)	55	Director	2017
Félicité Herzog(2)	50	Director	2017
Anna Jones(2)	42	Director	2017
Marella Moretti(2)	52	Director	2017
Hervé Philippe	59	Director	2017
Danilo Vivarelli(2)	53	Director	2017

Item 6. Directors, Senior Management and Employees	Directors

(1)	He was appointed as Chief Executive Officer starting from September 28, 2017.

(2)	Independent Director according to legal requirements. For details on the criteria applied to determine independence, see “Item 10. Additional Information—10.1 Corporate Governance”.

(3)

During the Board meeting of March 22, 2018, Executive Deputy Chairman (and Chairman of the Strategy Committee) Giuseppe Recchi resigned, effective immediately. Franco Bernabè was appointed as Deputy Chairman and the Board reassigned to him the powers over the Security department and those activities and assets of the Company that are important from a defense and national security perspective.

On April 9, 2018 the Secretary of the Board of Directors was the General Counsel of TIM, Agostino Nuzzolo.

In 2017:

•	the Board of Directors met 13 times, with meetings generally scheduled pursuant to a calendar set forth in advance;

•

the Control and Risk Committee, which as of April 9, 2018 was composed of Lucia Calvosa (Chairwoman), Camilla Antonini, Francesca Cornelli, Marella Moretti and Félicité Herzog, held 14 meetings. Where deemed desirable in light of the issues on the agenda, the Committee and the Board of Auditors held joint meetings;

•	the Nomination and Remuneration Committee, which as of April 9, 2018 was composed of Anna Jones (Chairwoman), Ferruccio Borsani, Frédéric Crépin, Hervé Philippe and Danilo Vivarelli, met 17 times; and

•

the Strategic Committee met 3 times. With Giuseppe Recchi’s (Chairman) resignation on March 22, 2018, as of April 9, 2018, the Strategic Committee was composed of Arnaud Roy de Puyfontaine, Amos Genish, Franco Bernabè and Dario Frigerio.

For a detailed description of TIM’s corporate governance, including activities, responsibilities and organization of the Board of Directors and the Committees, see “Item 10 Additional Information—10.1. Corporate Governance”.

* * *

6.1.1    BIOGRAPHICAL DATA

The following are the selected biographical data of the Directors as of April 9, 2018.

Arnaud Roy de Puyfontaine:    Arnaud Roy de Puyfontaine was born in Paris in 1964. Since May 4, 2017, he has been a Director of the Board of Directors of TIM S.p.A., and, since June 1, 2017 he has served as Executive Chairman. Since June 2017, he has been a member of the strategic committee. Mr. de Puyfontaine was Deputy Chairman of TIM from April 2016 to June 2017 and has been a member of the strategic committee since July 2016. He was Chairman of the strategic committee from September 2016 to May 2017. He is a graduate of the ESCP (1988), the Multimedia Institute (1992) and Harvard Business School (2000). In 1989, he started his career as a consultant at Arthur Andersen and then worked as a project manager at Rhône-Poulenc Pharma in Indonesia. In 1990, he joined Figaro as Executive Director. In 1995, as a member of the founding team of the Emap Group in France, he headed Télé Poche and Studio Magazine, managing the acquisition of Télé Star and Télé Star Jeux, and starting up the Emap Star Division, before becoming Chief Executive Officer of Emap France in 1998. In 1999, he was appointed Chairman and Chief Executive Officer of Emap France, and, in 2000, joined the Executive Board of Emap Plc. He has led several merger and acquisition deals, and from 2000 to 2005, served as chairman of EMW, the Emap/Wanadoo digital subsidiary. In August 2006, he was appointed Chairman and Chief Executive Officer of Editions Mondadori France. In June 2007, he became General Head of all digital business for the Mondadori Group. In April 2009, Mr. Puyfontaine joined the US HEARST media group as Chief Executive Officer of its UK subsidiary, Hearst UK. In 2011, on behalf of the Hearst Group, he led the acquisition of 102 magazines from the Lagardère Group, and in June 2011, was appointed Executive Vice President of Hearst Magazines International before being appointed Managing Director of Western Europe in August 2013. From May 2012, he joined the Board of Directors of Schibsted. He has been Chairman of ESCP Europe Alumni. From January to June of 2014, Mr. Puyfontaine was a member of Vivendi’s Management Board and Senior Executive Vice President in charge of its media and content operations. Since June 24, 2014, he has been Chairman of the Management Board. Current positions within the Vivendi group include: Chairman of the Management Board of Vivendi, Member of the Supervisory Board of Canal+ Group, Member of the Supervisory Board of StudioCanal and Chairman of the Supervisory Board of Universal Music France. He is also an Independent Director of Schibsted Media Group, a

Item 6. Directors, Senior Management and Employees	Directors

member of the Advisory Committee of Innit, a permanent representative of Vivendi on the Supervisory Board of Banijay Group (SAS), non-executive Chairman of Gloo Networks plc. and Chairman of the French-American Foundation.

Franco Bernabè:    Franco Bernabè was born in Vipiteno (Bolzen) on September 18, 1948. He earned a degree with honors in Economics and Political Science at the University of Turin in 1973. Since May 4, 2017, he has been an independent director of TIM and since June 1, 2017 he has been a member of the Strategic Committee. Mr. Bernabè worked for two years as a post-graduate fellow at the Einaudi Foundation. He started his professional career at FIAT and then joined ENI in 1983, where he became CEO in 1992. During his two terms at ENI, he managed the radical transformation of the Company that was listed on the NYSE in 1995. Franco Bernabè is Chairman of Nexi S.p.A. (former ICBPI), the holding company of the ICBPI Group, the banking group that supports banks and financial institutions in the growth and consolidation in their respective markets, and Chairman of FB Group, a family investment vehicle based in Rome. Until 2013, he was Chairman and CEO of TIM and Chairman of GSMA (the international organization of mobile network operators). He was Vice Chairman of Rothschild Europe, a member of the board and Chairman of the Audit Committee of PetroChina, a member of the International Council of JP Morgan, Vice chairman of Unindustria, member of the Executive Committee of Confindustria and a member of the European Roundtable. He has been an independent director of several non-profit organizations, including the Council on Foreign Relations and the Peres Center for Peace. He was Italy’s Special Representative for the reconstruction of Kosovo in the year 2000, Chairman of Palaexpo, the leading cultural institution of the city of Rome, Chairman of MART-Modern Arts Museum of Trento and Rovereto (2004-2014), Chairman of La Biennale di Venezia (2001-2003) and Vice-President of Roma Europa Festival (2006-2008). Currently serves pro bono as Chairman of Fondazione La Quadriennale of Rome and as Chairman of the Italian National Commission for UNESCO. In recognition of his lifetime achievements, he was knighted in 2011 by the President of the Italian Republic.

Amos Genish:    Amos Genish was born in Hedera, Israel in 1960. Since September 28, 2017, he has been Chief Executive Officer of TIM and a member of Strategic Committee. He holds a B.A. in Economics and Accounting from Tel Aviv University. From 1986 to 1989, Amos worked in one of the largest accounting firms in Israel (now KMPG Israel), where he was involved in the audit and tax work of large holding companies. In 1989, Amos became CFO of the start-up Edunetics Ltd., which developed comprehensive curriculum multimedia-based systems mostly for the US school market. In 1992, along with the CEO, he led the company’s IPO on Nasdaq and became CEO in 1995. Until the end of 2016, Amos Genish was CEO of Telefonica Brasil/Vivo (over 20 billion euros market cap at time). During his tenure, Telefonica Brasil/Vivo outperformed the Brazilian telecom market in revenue and EBITDA growth, as well as in total shareholder returns. Amos joined Telefónica at the beginning of 2015, when it acquired GVT, an innovative and fast-growing telecom and Pay TV operator, that he co-founded and for which he served as CEO starting in 1999. He led the successful bid for the “mirror” license of region 2 in Brazil. In 2007, Amos led GVT’s IPO in the Brazilian stock exchange. In 2009, he led the company’s sale to Vivendi and from 2011 to 2013, Amos was part of Vivendi’s Management Board. In 2014, he led the negotiations of GVT’s sale to Telefónica for 7.45 billion euros. Prior to this, Amos was CEO of GVT’s rural telecom operation, where he managed the initial fund raising to start the activities of the company and support the launch of services in Chile, Peru and Colombia. From the beginning of 2017 to July 2017, he held the position of Chief Convergence Officer of Vivendi. In this role, Amos oversees the Group’s convergence strategy between content, platforms and distribution. Amos is a member of the Board of Representatives of Vevo, the leading international music video hosting company co-owned by Universal Music Group, Sony Music Entertainment, Google and Abu Dhabi Media Company—and member also of the Board of Itaù Unibanco Holding Sa, the largest Brazilian publicly quoted bank. In 2016, Amos was ranked as Latin America’s best CEO in the Technology, Media and Telecommunications industry by Institutional Investor.

Camilla Antonini:    Camilla Antonini was born in Rome, on May 19, 1966. She holds a Law degree from the University of La Sapienza (Rome, Italy). Since May 4, 2017, she has been an independent director of TIM and since June 1, 2017 she has been a member of the Control and Risk Committee. From 1994 to 1998, she worked at the Enrico Navarra Gallery in Paris. She was notably in charge of the English version of the Mare Chagall conference during the 1994 “Le French May” art festival for the inauguration of the Chagall exhibition organized by the gallery in Hong Kong. Since 2012, she has worked as a business reporter for L’ÉCO (Play Bac Presse), a prize-winning economic weekly newspaper aimed at young adults. Each week, Mrs. Antonini interviews a high-profile person about his or her professional career. As a writer, she contributed to the Arrigo Cipriani books L’ltalie simplissime (published in Paris in 2008) and Simply Italian (published in New York in 2013). She also translates

Item 6. Directors, Senior Management and Employees	Directors

books (among them, a translation from “Tree Shaker. The story of Nelson Mandela, by Bill Keller, The New York Times, 2008) and has worked on various art catalogs and DVDs. She is a founding member of the Clara Literary Prize jury, a short story competition open to young people under the age of 17, since 2007.

Ferruccio Borsani:    Ferruccio Borsani was born in Locate Varesino (CO) on April 30, 1958 and received a degree in Mechanical Engineering from the Politecnico di Milano, specializing in business management at SDA Bocconi. Since May 4, 2017, he has been an independent director of TIM and since June 1, 2017 he has been a member of the Nomination and Remuneration Committee. He started his professional career with IBM Italy. Since February 2017, he has been CEO of Domusaura S.r.l.; since November 2016, he has been an Equity Partner of Moffulabs S.r.l.; since September 2016, he has been an Equity Partner of Italian Pick S.r.l.; since February 2015, he has been Chairman of Solutions 30 Italia. From January 2013 to October 2014, he was Chief Commercial and Operation Officer of Vodafone Italia where he previously was Director of Enterprise Division, Director of Customer Operations and Regional Vice President North East and North West. He joined Omnitel in 1996 as CRM Director. From 1992 to 1996, he was Quality and Partnership Manager of DHL Italy.

Lucia Calvosa:    Lucia Calvosa was born in Rome on June 26, 1961. Since August 2011, she has been an independent member of the Board of Directors of TIM S.p.A., as well as a member of the Control and Risk Committee, which she has chaired since April 2014. She is a professor of commercial law at the University of Pisa, where she has also previously taught Bankruptcy Law, Private Law and Banking Law. She served as Chair the degree course in Economics and Commerce at the University of Pisa for two terms, Chairs the Scientific Teaching Committee of a regional professional association of chartered accountants (Associazione Ordine Dottori Commercialisti dell’Alto Tirreno) and is a member of the Board of academic tutors for postgraduate research in institutions, business and work at the Cattolica University in Milan. A number of her works have been published, including three monographs: “La clausola di riscatto nella società per azioni, Milan, 1995”; “La partecipazione eccedente e i limiti al diritto di voto, Milan, 1999”; “Fondo patrimoniale e fallimento, Milan, 2003”. She has collaborated on the most widely used and accredited manuals of commercial disciplines currently in circulation, as well as in numerous commentaries of company and bankruptcy law. She has been a member of the Pisa professional association of lawyers since 1987, and of the professional association of appeal lawyers since 1999, and has been a practicing lawyer for over twenty-five years, focusing in the areas of company law and bankruptcy. Mrs. Calvosa has been a member of the Commission Procedure Concorsuali e Crisi d’Impresa del C.N.F. She has been a member of the Board of Directors of the Fondazione Teatro di Pisa, of the Fondazione Arpa, of the Pisa Chamber of Commerce and of the Fondazione Pisa (formerly Fondazione Cassa di Risparmio di Pisa). From 2008 to 2011, she was Chairman of the Cassa di Risparmio di San Miniato S.p.A., and in connection with this post, she served as a member of the national committee of banks (Comitato delle Società Bancarie) and served on the board of the Italian banking association, ABI (Associazione Bancaria Italiana). Since November 2014, she has been an independent member of the Board of Directors of Editoriale Il Fatto S.p.A.. Since April 2015, she has been an independent member of the Board of Directors of Banca Monte dei Paschi di Siena S.p.A. In 2005, she was awarded the “Ordine del Cherubino”, bestowed by the University of Pisa to those professors, who “have helped to enhance its prestige for outstanding scientific and cultural merits and their decisive contribution to academic life and to the functioning of the University”. In February 2010, she was awarded a UNESCO medal for “having contributed, with the publication of Monumenta, to highlighting and raising awareness of an important episode in Italian artistic culture in the spirit of UNESCO”. Through a Presidential Decree of the Ministry of Economy and Finance, dated June 2, 2012, she was awarded, upon a proposal of ABI, a knighthood in the Order of Merit of the Italian Republic. In June 2015, she was awarded the “Ambrogio Lorenzetti” prize for the good governance in companies, as engaged in academic and cultural activities, internationally recognized and having promoted, as a Director, scientific rigor and independence as a value in highly complex and competitive company contexts.

Francesca Cornelli:    Francesca Cornelli was born in Milan in 1962. Since April 16, 2014, she has been an independent director of TIM S.p.A. and is member of the Control and Risk Committee. She is a Professor of Finance at the London Business School. She is the Director of Private Equity at LBS, a research institute of the London Business School. She previously held positions or taught at the Wharton School, the Fuqua School of Business at Duke University, The London School of Economics, the Indian School of Business in Hyderabad and the New Economic School in Moscow. Her interests include corporate governance, private equity, privatization, bankruptcy, IPOs and innovation policy. Her latest publications concern research on short sales, manager incentives, the impact of investments from private equity companies on the board and the importance of increasing transparency in companies and its effects on manager incentives. She has published several papers in major finance and economic journals and gives regular talks in major conferences and universities and

Item 6. Directors, Senior Management and Employees	Directors

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

Frédéric Crépin:    Frédéric Crépin was born on December 25, 1969. He graduated from the Institut d’Études Politiques in Paris (Sciences-Po) and obtained a master’s degree in European commercial law at the Université Panthéon-Assas (Paris II), a master’s degree in labor and labor law at the Université Paris Ouest Nanterre La Défense (Paris X Nanterre), and a LLM (Master of Laws) of the New York University School of Law. Admitted to bars in Paris and New York, he began his career working as a lawyer in several law firms. Since May 4, 2017, he has been a board member of TIM S.p.A.; from June 1, 2017 he has been a member of the Nomination and Remuneration Committee and since July 27, 2017 he has been a member of the strategic committee. He was a member of the Control and Risk Committee from June 1, to July 27, 2017. From 1995 to 1998, he was a lawyer at the Siméon & Associés in Paris and, from 1999 to 2000, he was a member of Weil Gotshal & Manges LLP in New York. From July 2000 to August 2005, he was a special adviser to the general council and a member of the Vivendi Universal legal department before being appointed senior vice president and head of the Vivendi legal department in August 2005. In June 2014, he was appointed General Counsel and Company Secretary of the Vivendi group. In September 2015 he became General Counsel of Canal + Group. He was appointed to the board of directors of Vivendi on November 10, 2015. He is a lecturer at the Institut d’Études Politiques de Paris. He currently holds various positions within the Vivendi Group: Member of the Board of Directors of Vivendi; Member of the Supervisory Board of Groupe Canal +; Member of the Supervisory Board of Studiocanal; Member of the Supervisory Board of Universal Music France (SAS); Director of Dailymotion; Director of Wengo; Director of the Canal Olympia; Director of L’Olympia; Chairman of SIG 116 SAS, SIG 117 SAS, SIG 119 SAS and SIG 120 SAS; Director of Vivendi Holding I LLC. (United States).

Dario Frigerio:    Dario Frigerio was born in Monza on June 24, 1962. He graduated with honors in 1986 with a degree in Macroeconomics from Milan’s Bocconi University. He began his professional career at Credito Italiano as a financial analyst. From May 4, 2017, he is independent director of TIM and since June 1, 2017 he is a member of the Strategic Committee. In 1991 he took the responsibility of the proprietary portfolio of the bank, reporting directly to the CFO. In 1996 he became Chief Investment Officer at the asset management arm of Unicredit Group responsible for the European strategy, based in Ireland. In 2001, after the acquisition of the Pioneer group in Boston, he became Chief Executive Officer of Pioneer Global Asset Management, an asset management company operating in over 15 different countries with AUM in excess of 100 billion. In 2004, after the new restructuring of the Unicredit group, he was also put in charge of the Wealth Management Division and was appointed Deputy General Manager of the Unicredit group and Chief Executive Officer of Unicredit Private Banking. He became a member of the Group Executive committee, reporting directly to the global CEO. After the acquisition of the German Group HVB and the Austrian Group Bank Austria in 2006 and Capitalia in 2007, he became responsible for the Group’s entire international wealth management, operating in over 25 countries worldwide. As Deputy General Manager of the Unicredit group, managing director of Pioneer and of Unicredit Private Banking, he joined and chair a great number of Boards as executive director and member of control and executive committees. He has been president and vice-president of Italian and foreign banks and investment management companies (including Fineco, Xelion and Dat) and has been a member of the supervisory board of HVB in Germany and Bank Austria in Austria, both listed. He was regularly invited as first line manager to the board meetings of the Unicredit group from 2004 to 2008. He left the Group in 2010, and after the collaboration with the Boston Consulting Group, he was appointed senior advisor in Citibank Group for the wealth management and asset management sectors, covering Europe, Middle East and Africa. From 2011 to 2013, he was Chief Executive Officer of Prelios SGR, domestic leader in real estate asset management at the time. Currently he is Vice President of Fondazione Fiera Milano, which owns the majority of Fiera Milano S.p.A. He is also independent director of listed and unlisted companies, chairman of board committees and Senior Advisor in Asset Management and Wealth Management practices for Institutional Company and Foundations. He is partner in private banking and private insurance companies.

Félicité Herzog:    Félicité Herzog was born in Boulogne-Billancourt (France) in 1968. She has been an independent member of the TIM Board of Directors since December 2015, and since February 2016, she has been

Item 6. Directors, Senior Management and Employees	Directors

a member of the control and risk committees. She graduated from the Institut d’Etudes Politiques in Paris and INSEAD (MBA program). In 1992, she joined Lazard Frères in Paris, where she was a member of the government consulting team for Gabon and Russia, advising debt restructuring issues. She continued her career in the mergers and acquisitions department of Lazard Frères in New York until 1996, when she joined the merger and acquisition team of JP Morgan in London. In 1997, she moved to Apax Ventures, a private equity fund in London, where she specialized in telecommunications investments in Europe. In 2000, she was hired by Madison Dearborn Partners, a US private equity fund in London, where she oversaw investments of the same type. In 2002, she became Vice President, Mergers and Acquisitions of the Publicis Group, overseeing and implementing mergers, divestitures and acquisitions in advertising and marketing services. In 2007 he joined Areva as senior vice president of development, in charge of organizational consulting, optimization of the structures, cost control and optimization of the product range, before being appointed Deputy CEO of Technicatome, a subsidiary of Areva that produces reactors nuclear propulsion systems. Ms. Herzog is president and chief executive officer of Apremont Conseil, a strategic consulting firm and has worked as a senior consultant for Ondra Partners from March 2015 to March 2016. She is also the author of fiction and non-fiction publications in France.

Anna Jones:    Anna Jones was born in Harrogate on March 27, 1975. She holds a degree in International Business Management from the University of Newcastle Upon Tyne (United Kingdom), and is a graduate of the Ecole Supérieure de commerce of Marseille (France). From May 4, 2017, she has been an independent director of TIM and since June 1, 2017 she has been a member of the Nomination and Remuneration Committee; on June 15, 2017 she was appointed Chairwoman of the Nomination and Remuneration Committee. Mrs. Jones began her career in 1997 as an Account Executive at Ketchum, a global public relations agency. In 1999, she became an International Product Manager at Acclaim UK, a video games publisher. From 2000 to 2005 she served as a Marketing Manager at Emap, one of the largest and most diversified publishers in the UK at that time. In 2005, she joined Hachette Filipacchi UK Ltd as Marketing Director, before being appointed Digital and Strategy Director and a member of the Board of Directors of Hachette Filipacchi UK in 2008. In 2011, following Hearst Corp.‘s acquisition of Hachette Filipacchi Media, Mrs. Jones was appointed Chief Operating Officer of Hearst Magazines UK, working to integrate the Hachette and Hearst businesses in order to transform the company into a modem, brand and digital-centric, diversified media company. In this position, she had oversight over all publishing directors and editors, the marketing department and brand P&L’s. From 2014 to February 2017, she served as Chief Executive Officer of Hearst Magazines UK, as well as the Chairman of Comag, the U.K.‘s most innovative third-party marketing and distribution company for newsstand products. Then, in October 2016, she co-founded AlIBright, a ground-breaking funding and support platform dedicated to sourcing, nurturing and backing the most outstanding female-Ied companies in the UK. In January 2017, she co-founded ShareStyle, a digital marketplace aggregating and curating life and style services from a range of creative talent, where she serves as its Executive Chairman. She is a member of the Board of Directors of the Creative Industries Federation (a national membership organization for the public arts, cultural education and creative industries).

Marella Moretti:    Marella Moretti was born in Turin, Italy, on November 4, 1965. She graduated from the “Amministrazione Aziendale” Business School of the University of Turin, specializing in Finance. From May 4, 2017 she is independent director of Tim and since July 27, 2017 she has been a member of the Control and Risk Committee. Since 2005, she has been Chief Financial Officer of Fiat Chrysler Finance et Services in Paris. She also currently holds the following other positions within the Fiat Chrysler Automobiles and CNH Industrial groups in France. Since 2009, she has been Managing Director (Directeur General delegué) and Board member of CNH Industrial Financial Services, the captive finance company for CNH Industrial in Europe region, regulated by the French Central Bank Authority ACPR. Since 2011, she has been Chief Executive Officer and Board member of CNH Industrial Finance France. Since 2011, she has served as a member of the Board of Directors of Fiat Chrysler Finance Europe. She started her career in 1988 as International Corporate Finance Analyst at Fiat S.p.A. in Italy. From 1991 to 1996 she worked as head of Financial Planning and Control at Fiat France, in Paris. She then went on to hold several successive positions at Fiat France: Head of Corporate Finance (1996-1998); Deputy Chief Financial Officer (1998-1999) and Chief Financial Officer (2000-2005). She has also served from 2011 to 2014 as an independent member of the Supervisory Board and of the Audit Committee of Unibail-Rodamco, Europe’s leading commercial property company, listed on the Paris Stock Exchange (CAC 40 and Euro Stoxx 50 indices). She is a member of MEDEF Europe commission (French employers’ confederation), of the NGO Care France and of the Women Corporate Directors organization (international chapter).

Hervé Philippe:    Hervé Philippe was born in Cheillè (France) in 1958. Since December 2015 he has been a Director of the Board of TIM S.p.A. Since June 1, 2017 he is a member of the Nomination and remuneration

Item 6. Directors, Senior Management and Employees	Directors

Committee. He is a graduate of the Institut d’Études Politiques de Paris and holds a degree in economic sciences. He began his career with Crédit National in 1982 as account manager for business financing in the Île-de-France region. In 1989, he joined the French market authority, the Commission des opérations de bourse (COB) as manager for the sector of French companies listed for trading. From 1992 to 1998, he served as Head of the Transactions and Financial Information Department. In 1998, he joined the Sagem Group, where he held the positions of Director of Legal and Administrative Affairs at Sagem SA (1998-2000), Chief Administrative and Financial Officer of Sfim (1999-2000), and Director of Communication at Sagem SA (2000-2001). In 2001, he assumed the position of Chief Financial Officer and became a member of the Sagem SA Management Board in 2003. Hervé Philippe was appointed Chief Financial Officer of the Havas Group in November 2005 and, in May 2010, was named deputy Chief Executive Officer (Directeur Général Délégué) until December 31, 2013. He has served as Vivendi’s Chief Financial Officer since January 1, 2014. Since June 24, 2014, he has been a member of the Management Board. His current positions within the Vivendi group include: Member of the Management Board of Vivendi, Vice-Chairman of the Supervisory Board of Canal+ Group, Member of the Supervisory Board of StudioCanal, President of the Compagnie Financière du 42 Avenue De Friedland (SAS), Director and member of the Audit Committee of Dailymotion, Member of the Supervisory Board of Universal Music France and permanent representative of Financière de Longchamp on the Board of Directors of Havas Group. He is also a Director of Harvest, Sifraba and Jean Bal.

Danilo Vivarelli:    Danilo Vivarelli was born in La Spezia on June 6, 1964. From May 4, 2017 he has been an independent director of TIM and since June 1, 2017 he has been a member of the Nomination and Remuneration Committee. Since September 2015, he has been General Manager of Call & Call, a company active in the Business Process Outsourcing market, with 2,500 employees. He has been working for 24 years in the Telecommunications market with a first experience in Marconi (1991-1997) where he held several technical and commercial roles. He then participated in the development of Omnitel Pronto Italia (today Vodafone) from 1997 to 2000, serving in positions of responsibility within the Strategic Management and the Consumer Business Unit. Starting in 2000, he participated in the start-up of Fastweb, a company where he worked for almost 15 years, where he oversaw on-demand video activities as CEO of e.BisMedia, a Group Company that provided video on demand services and as member of Rai Click BoD (Rai Click was the joint venture between Fastweb and Rai). In connection with the national expansion of Fastweb, he was Director of Northeast (2003-2006) dealing with Sales and Operations on the territory and subsequently he was named Chief Strategy Officer (from 2007 to 2010), joining the Executive Committee of the company. In the most recent role, until the end of 2014, he was Head of the Consumer and Micro Business Unit, coordinating Marketing, Sales, Communication and Customer Operations. From 2006 to 2015, he was also an Independent Director of Dada, a listed company on the Milan Stock Exchange.

Item 6. Directors, Senior Management and Employees	Executive Officers

6.2    EXECUTIVE OFFICERS

On March 6, 2018, the organizational structure of the TIM Group was redesigned. The new organizational model responds, in particular, to the following aims:

•	monitoring the overall performance of the Group and specific businesses;

•	strengthening the necessary operational synergies between the Functions involved in the different innovation, technological, business and support processes.

As of April 9, 2018 the executive officers of TIM and their respective positions were as follows:

Name	Age	Position	Appointed
Directors:
Arnaud Roy de Puyfontaine	54	Executive Chairman	2017
Amos Genish	57	Chief Executive Officer/General Manager	2017
Managers:
Amos Genish	57	Ad interim Chief Technology Officer(1)	2018
Amos Genish	57	Ad interim Chief Commercial Officer(1)(5)	2018
Agostino Nuzzolo	50	Head of Legal, Regulatory and Tax(1)	2018
Piergiorgio Peluso	50	Chief Financial Officer and Head of Administration Finance and Control and Chief Transformation Officer(2)	2012
Stefano Siragusa	42	Chief TIM Infrastructures Office(3)	2018
Michel Sibony	51	Head of Procurement Unit and Real Estate(1)	2018
Mario Di Mauro	46	Head of Strategy Innovation and Quality(1)	2018
Riccardo Meloni	58	Head of Human Resources and Organizational Development(4)	2018
Stefano De Angelis	50	CEO Tim Participacoes	2016

(1)	Since March 6, 2018.

(2)	Since December 18, 2017 he has been Chief Transformation Officer of TIM.

(3)	Since March 12, 2018 he was appointed Head of the Chief TIM Infrastructures Office subsequently renamed Chief Wholesale Infrastructures Network & System Office.

(4)	Since March 16, 2018.

(5)

On March 21 2018, the Company announced with a press release that, beginning in mid-April, Pietro Scott Jovane will be the Chief Commercial Officer, reporting directly to the Chief Executive Officer, Amos Genish.

The following are the selected biographical data of the executive officers, other than Directors (for the biographical data of Mr. Giuseppe Recchi, Mr. Arnaud Roy de Puyfontaine and Mr. Amos Genish please see above under “—6.1 Directors”):

Stefano De Angelis:    Mr. De Angelis was born in Rome, in 1967. Since May 2016, he has been Chief Executive Officer at TIM Partecipaçoes S.A. He graduated from the Università Studi La Sapienza in Rome with a degree in Economics and Business. Mr. De Angelis obtained an MBA in Business Administration at the School of Management of the University of Turin. In 1996, Mr. De Angelis began working as a financial controller for Fiat S.p.A. From 1997 to 2001, Mr. De Angelis was Business Controller at TIM. During his years with TIM he has had increasingly more responsibilities. From July 2004 to August 2007, he was Director of Administration, Finance and Control and an Investor Relations Officer at TIM Participações S.A. Since September 2007 until March 2009, has was Director of Planning and Control for Domestic & Int’l Business Units at TIM S.p.A. He was Director of Administration, Planning and Control at TIM S.p.A. from March 2009 until January 2013. From January 2013 to September 2014, Mr. De Angelis held the position of Chief Executive Officer at Telecom Argentina S.A. From August 2014 to May 2016, he was a Director of the Consumer and Multimedia Entertainment Division at TIM S.p.A. In 2000, he was appointed Board Officer at Stream S.p.A. and, from 2001 to 2002, he served as Chief Financial Officer of Telecom Italia Media S.p.A. He was Director of Planning and Control at TIM S.p.A. from 2002 to 2004.

Mario Di Mauro:    Mr. Di Mauro was born in Chieti, in 1971. Since February 2018, Mr. Di Mauro has been Executive Vice President and Chief Strategy, Innovation & Customer Experience Officer, responsible for Group Strategy, Business Development (acquisition and disposal of strategic assets), Strategic partnerships,

Item 6. Directors, Senior Management and Employees	Executive Officers

Innovation, Management of Group’s Venture Capital initiatives and Start up Program, Customer Experience Management. Mr. Di Mauro Graduated in Economics with a first class honors degree (110 with laude) and has an MBA in Business Administration. From 1998 to 2001, he was Latin America—Senior analyst Controlling Activities of Telecom Italia Mobile, International Affairs. From 2001 to 2005, he was Head of Planning & Control & Investment Projects TI Latam Activities Telecom Italia Latin America. From 2006 to January 2008, he was Head of Business Positioning & Competitive Analysis Telecom Italia—Strategic Marketing. From February 2008 to 2010, he was Head of International Planning & Control Telecom Italia—Administration Finance and Control. From 2010 to 2013 he was Head of Business Valuation Telecom Italia—Mergers & Acquisitions. From June 2014 to September 2016, he was Executive Vice President and Chief Strategy & Innovation Officer responsible Group Strategy, Business Innovation Roadmap and Labs, Business Development, Strategic partnerships, Big Data Transformation Project, Business Positioning (Definition of Company’s Portfolio) of Telecom Italia. From September 2016 to February 2018, he was Executive Vice President and Chief Strategy Officer responsible for Group Strategy, Business Development (acquisition and disposal of strategic assets), Strategic partnerships, Business Positioning, Management of Group’s Venture Capital initiatives and Start up Program Telecom Italia. Mr. Di Mauro is Chief Executive Officer at TIM Ventures (TIM Group’s vehicle aimed at scouting and funding new innovative start-ups; is Board Member at TIM Participaçoes (listed company at Bovespa and Nyse), Candidate Board Member at INWIT (Tower Company, Listed in the Italian Stock Market) and Member of the Chief Strategy Officer Group at GSMA.

Riccardo Meloni:    Mr. Meloni was born in Chieti, in 1960. He has been Head of TIM’s Human Resources and Organizational since March 2018. Mr. Meloni holds a degree in law from the University of Perugia. Mr. Meloni completed a Finmeccanica Executive Leadership Program at Imperial College, London. From 2006 to 2008, has was a Visiting Professor of “Advanced Organisational Systems” in the Economics Master Degree Course at LUISS. He has collaborated with LUISS and other Italian and international Universities.

From 1989 to 1999, Mr. Meloni was Head of HR & Organisation of the TELECOM ITALIA Group. From 1999 to 2001, he was Vice President Organisational Development of ENEL Group—WIND S.p.A. From July 2001 until December 2007, he was Head of HRO Corporate of Finmeccanica Group. From 2008 to 2018, he was Head of HR & Organisation of Leonardo Group (formerly Finmeccanica).

Agostino Nuzzolo:    Mr. Nuzzolo was born in Caserta, in 1968. He has been Head of TIM’s Legal Affairs and General Counsel of TIM since January 2017, Secretary to the Board of Directors since February 2017 and interim Head of Human Resources and Organization since November 2017. Mr. Nuzzolo holds degree in Economics, cum laude, from the University of Bergamo, a law degree from the University of Milan and a graduate degree in Scienze della Sicurezza Economico-finanziaria from the University of Tor Vergata. In 2003, he obtained a Post-University Degree in Corporate Taxation, Scuola Polizia Tributaria Guardia di Finanza in cooperation with Bocconi University, Milan and admission to the bar (Italian Attorney).

From July 1986 until May 2006, he served as an officer cadet at the Military Academy of the Guardia di Finanza. During his career, he was in charge of managing and supervising daily activities and inspections in connection with combating tax and finance criminal activities as well as training of military cadets and other personnel in the Academy, assigned to both national and international units and operations. In his last appointment, he was served as Lieutenant Colonel, Head of Analysis and Studies within the Commanding General Office in Rome. He was also a member of the OECD commission (jointly Italy and US) in charge of verifying the effective implementation in Japan of the OECD Convention against Corruption (February-April 2006). From May 2006 to May 2008, he served as Tax Manager of Italcementi Group, directly reporting to the Administration & Control Director. From May 2008 to September 2014, he served as Legal, Tax and Compliance Director of Italcementi Group, directly reporting to the CEO. From February 2016 to June 2016, he held the office of HR, Organization and Information Technology Director (interim and in addition to the General Counsel position) of Italcementi Group, directly reporting to the CEO. From July 2016 to January 2017, Mr. Nuzzolo was General Counsel and Operational Director of Italmobiliare S.p.A., an investment holding company with the responsibility of coordinating all non-financial activities (legal, corporate affairs, tax, HR and general services). He also served as secretary to the Board. Mr. Nuzzolo was been an Adjunct Professor of International Taxation at the University of Bologna (School of Economics, Management and Statistics) from 2013 to 2016 and an adjunct professor in International Taxation at University of Roma Tre during the 2010-2011 academic year.

Mr. Nuzzolo since April 2017 is member of the Board of Directors of INWIT.

Piergiorgio Peluso:    Mr. Peluso was born in Rome in 1968. From September 26, 2012, he was Chief Financial Officer (CFO) and manager in charge of preparing corporate accounting documents of TIM S.p.A. From April 15,

Item 6. Directors, Senior Management and Employees	Executive Officers

2016 to December 17, 2017, he was Head of the Business Support Office of TIM S.p.A.. Since December 18, 2017, he has been Chief Transformation Officer (CTO) of TIM S.p.A. After graduating with a degree in Economics and Social Sciences at the Luigi Bocconi Commercial University in 1992, with a specialization in Finance, Peluso was an accountant at Arthur Andersen & Co until 1994. After a period at Mediobanca as Senior Financial Analyst between 1994 and 1998 and with Credit Suisse First Boston as Vice President of Financial Institutions Group from 1998 to 2000 and Mergers & Acquisitions Group (2000-2001), he became part of Medio Credito Centrale S.p.A. (Capitalia Group) in 2002 as Central Director. He held this position until 2005, when he was appointed Central Director of Capitalia S.p.A. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italia at UniCredit Group S.p.A. appointed Chief Executive Officer of UniCredit Corporate Banking S.p.A. In 2010, following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., he was appointed Head of Corporate & Investment Banking Italia, UniCredit Group. From 2011 to September 2012 he was Chief Executive Officer of Fondiaria SAI S.p.A. Peluso was a Director of Banco di Sicilia S.p.A., Edison S.p.A., Gemina S.p.A., Aeroporti di Roma S.p.A. and Milano Assicurazioni S.p.A. He currently holds the office of Director of lnwit S.p.A., of Flash Fiber Srl, of Telenergia Srl where he also holds the position of Chairman of the Board of Directors.

Michel Sibony:    Mr. Sibony was born in Sarcelles (France) in 1966. After receiving a degree in accounting and spending 13 years in the industry, Michel Sibony joined the Bolloré Group at the beginning of 2002. Michel Sibony holds several functions within the Bolloré Group, Havas Group, and, since 2016 in the Vivendi Group where he was recently appointed Chief Value Officer. Involved in all the new projects of the Group, his role covers the full range of expertise and investment.

Stefano Siragusa:    Mr. Siragusa was born in Feltre (Italy) on 1976. His international managerial profile has allowed him to hold a series of leadership positions in multinational companies. In 2000, he joined Siemens AG as Product Manager in the Automation and Drives Division. In 2002, he began his career in BCG defining value-creation strategies in Europe, Asia-Pacific and particularly in North America where, as BCG Global talent, he transferred in 2005. Once back to Italy, in 2011 he was elected Partner & Managing Director of BCG and was appointed as leader of the industrial goods division. In 2012, he was also asked to coordinate Aerospace & Defence division in Europe and Middle East. In 2013, he was elected member of BCG’s Global Operations Leadership Team and he decided to move to New York to be entrusted also with the responsibility of defining and coordinating BCG’s global content agenda for Lean, Procurement and Supply Chain. In 2014, he returned to Italy to be nominated CEO and General Manager of Ansaldo STS, a public company listed on the Milan Stock Exchange (STS.IT) which delivers worldwide the most important mass transportation and urban railways projects. Under Siragusa’s leadership, AnsaldoSTS experienced a superior value creation renaissance: new orders grew by 160%, cash generation by 90%, net results by 80% and productivity by 60%. Successfully finalized Ansaldo STS turnaround and its transition from Leonardo into Hitachi Group, in 2016 Siragusa decided to join Bain&Company, a global management-consulting firm with 55 offices in 36 countries, as Senior Partner and Director. Since 2017, Mr. Siragusa has been a Member of the Advisory Board of LUMSA University. In 2016 Mr. Siragusa has supported the successful IPO of Enav, the public listed company that provides Air Traffic Control services, as member of the Board of Directors, Chairman of the Remuneration and Nomination Committee and member of the Risk and Related party committee. In 2015 and 2016, Mr. Siragusa has been Member of the Board of Directors and Member of the Governance Committee of Saipem, global leader in the Engineering & Construction and Drilling businesses. In 2015 and 2016 Mr. Siragusa was, also, Chairman of the Board of Metro 5 - new Metro Systems in Milan. From 2015 to 2016, Mr. Siragusa was a Member of the Board of Directors of Marangoni, a global leader in the tire industry. Mr. Siragusa, born in 1976, graduated summa cum laude with a degree in Electrical Engineering from Politecnico di Milano. He successfully completed his education by obtaining an MBA cum laude from MIP and an Executive Master from Harvard Business School.

* * *

In February 2016, the District Court of Milan issued an indictment against Mr. Piergiorgio Peluso, and 11 other individuals in connection with an investigation stemming from the bankruptcy of Imco S.p.A. (“Imco”) in 2012. The principal allegation against Mr. Peluso is that, as CEO of UniCredit Corporate Banking S.p.A. (“UniCredit”) (the position he held before joining TIM in September 2012), he approved a complex restructuring transaction, which had, according with the allegation, the effect of decreasing the net asset value of Imco. The trial in this matter is scheduled to begin in December 2018.

Item 6. Directors, Senior Management and Employees	Board Of Auditors

6.3    BOARD OF AUDITORS

On May 20, 2015, the Shareholders Meeting appointed the present Statutory Board of Auditors, that will remain in office until approval of the 2017 financial statements. Based on the slates submitted by the shareholders, five Acting auditors and four alternate Auditors have been appointed.

The Shareholders’ Meeting also appointed Auditor Roberto Capone as Chairman of the Board of Statutory Auditors.

The following table lists the members of the Telecom Italia Board of Statutory Auditors as of April 9, 2018.

Name	Position	Appointed
Roberto CAPONE(1)	Chairman	2015
Vincenzo CARIELLO(1)	Acting Auditor	2015
Gabriella CHERSICLA(2)	Acting Auditor	2017
Gianluca PONZELLINI	Acting Auditor	2015
Ugo ROCK	Acting Auditor	2015
Francesco Di CARLO	Alternate Auditor	2015
Piera VITALI(1)	Alternate Auditor	2015
Riccardo SCHIOPPO(1)	Alternate Auditor	2015

(1)	Elected by minority shareholders.

(2)	On September 11, 2017 Gabriella Chersicla, replaced Paola Maiorana who resigned from the office of acting auditor.

With the approval of the 2017 financial statements, the mandate of the Board of Statutory Auditors appointed in May 2015 ends; the Shareholders’ Meeting called for April 24, 2018 will proceed with the appointment of the new Board of Statutory Auditors.

The positions held by the members of the Board of Statutory Auditors in other listed companies are shown below:

Roberto Capone	Chairman of the Board of Auditors of Bonifiche Ferraresi.
Vincenzo Cariello	Member of the Board of Director of OVS S.p.A.
Gabriella Chersicla	Chairman of the Board of Director Parmalat S.p.A. Member of the Board of Director of Maire Tecnimont Statutory Auditors of RCS Mediagroup S.p.A. Statutory Auditors of Eprice S.p.A.
Gianluca Ponzellini	Statutory Auditors of De Longhi S.p.A. Statutory Auditors of Carrefour S.p.A.

As of April 9, 2018, two slates of candidates will be presented to the Shareholders’ Meeting of April 24, 2018 for the appointment to the Board of Statutory Auditors.

The slate proposed by Vivendi S.A. is comprised of:

Candidates for Acting Auditor

1.	Marco Fazzini

2.	Francesco Schiavone Panni

3.	Giulia De Martino

4.	Pietro Mastrapasqua

5.	Mara Vanzetta

Candidates	for Alternate Auditor

1.	Antonia Coppola,

Item 6. Directors, Senior Management and Employees	Board Of Auditors

2.	Andrea Balelli,

3.	Maria Francesca Talamonti,

4.	Silvio Tirdi,

The slate proposed by a group of asset management companies and international investors is comprised of:

Candidates for Acting Auditor

1.	Roberto Capone

2.	Anna Doro

Candidates for Alternate Auditor

1.	Franco Dalla Sega

2.	Laura Fiordelisi

For a detailed description of TIM’s corporate governance, including activities and responsibilities of the Board of Auditors (acting as Audit Committee of the Company) and the mechanics for its appointment, see “Item 10 Additional Information—10.1 Corporate Governance”.

Item 6. Directors, Senior Management and Employees	External Auditors

6.4    EXTERNAL AUDITORS

The TIM Shareholders’ Meeting, held on April 29, 2010, appointed PricewaterhouseCoopers S.p.A. as TIM’s independent auditors for the nine-year period 2010 – 2018. PricewaterhouseCoopers is also the Sole auditor of the entire TIM Group.

The audit of Italian issuers (Public Interest Entities) is governed by legislative decrees on statutory audits of annual and consolidated accounts and, since January 1, 2017, by a European regulation. Pursuant to such decrees and regulation, with the audit of TIM’s 2018 separate and consolidated financial statements the PricewaterhouseCoopers audit mandate will expire and cannot be renewed unless at least four financial years have elapsed from the date of termination of the previous assignment.

In accordance with the new legislative and regulatory framework, in 2017 TIM started, under the responsibility and supervision of the TIM Board of Auditors, the selection process for the new Group Sole Auditor for the nine-year period from 2019 to 2027. This anticipation was necessary in order to comply with the principle of independence and in particular the prohibition, for public interest entities (EIP) and, where applicable, for the related parent company and subsidiaries, provided for by art. 5 of the European Regulation n. 537/2014, to receive some prohibited services from the New Group Sole Auditor (including network) in the 12 months preceding the start of the period under audit (cooling-in period).

As a result, the Annual Shareholders’ Meeting of April 24, 2018 will be called upon to resolve the conferral of the new audit engagement on the proposal of the Board of Auditors and to determine the relative fee for each year of the 2019-2027 period, as well as the criteria for the related adjustment.

Item 6. Directors, Senior Management and Employees	Employees

6.5    EMPLOYEES

6.5.1    EMPLOYEES AND CHANGES IN THE TIM GROUP

The number of Group employees at December 31, 2017 and 2016 was the following:

	As of December 31,
	2017	2016	Changes
	(units)
Employees—Italy	49,689	51,122	(1,433)
Employees—Foreign	9,740	10,103	(363)

Total Employees at payroll	59,429	61,225	(1,796)
Employees with temporary work contracts		4	(4)

Total	59,429	61,229	(1,800)

The decrease in workforce (excluding employees with temporary work contracts) of 1,796 units compared to December 31, 2016, is the result of the workforce turnover in 2017. In detail:

	Hirings	Terminations	Changes
	(units)
Domestic	656	2,081	(1,425)
Brazil	2,086	2,427	(341)
Other Operations	3	33	(30)

Turnover	2,745	4,541	(1,796)

TIM S.p.A.

	As of December 31,
	2017	2016	Changes
	(units)
Personnel on payroll	44,281	45,907	(1,626)

Tim Brasil group

	As of December 31,
	2017	2016	Changes
	(units)
Tim Brasil group	9,508	9,849	(341)

6.5.2    INDUSTRIAL RELATIONS

TIM S.p.A.

In 2017, in accordance with the Industrial Relations model shaped by seeking dialogue and a comparison of ideas, and in compliance with contractual structures, information and discussion sessions with trade unions continued both on a national and local level. Interaction was based on respect for roles and related responsibilities, and the compliance with and enforceability of the rules and contracts.

At the national level, TIM has, on several occasions, outlined the strategic positioning of the Company in relation to the main economic and production indicators and the consequent need to identify measures aimed at supporting the recovery of competitiveness, profitability and at improving the quality of services, in order to protect employment, people, and defend the Company scope.

In this context, the Company issued a Company Regulation which innovates and modernizes some fundamental aspects of the employment relationship, including, inter alia, specific individual incentive measures for technical staff with respect to remuneration.

Item 6. Directors, Senior Management and Employees	Employees

The Company and the trade unions reached an understanding that determines the structure of the 2017/2019 performance bonus for companies of the TIM Group.

The Bonus takes a new approach: it provides for equal incentive system for all, from managers to technical personnel, and they are based on the results achieved with respect to the goals set. The agreement, which positively concludes the negotiations initiated with the trade unions, provides for the performance bonus to be comprised of:

•	a “basic” bonus that uses the group EBITDA as an indicator;

•	a “production” bonus that uses the revenues from group services net of product revenues as an indicator;

•	an “improvement” bonus that uses the Customer Satisfaction Index as an indicator; and

•	a “department” bonus linked to the departmental targets.

The objectives, changed by managerial incentive systems, recognize the contribution of all workers to the achievement of the forecast economic and production results.

The average value of the bonus for TIM was also defined, correlated and commensurate to the achievement of the goals set. The payout, made annually for the duration of the agreement, will involve all workers, including those with apprenticeship and fixed-term contracts, but the bonus will be awarded upon achievement of, first of all, the measure set for the Group EBITDA indicator.

The parties have also provided for the Welfare option, according to which people may choose whether to receive all or a part of the bonus in welfare services, benefiting from full tax relief. The list of services includes, inter alia, daycare centers, taxes and schools books, elderly care, healthcare costs, pension funds, loans, shopping vouchers, sports and free time which are only a part of the welfare capital, in which TIM invests a total of over 100 million euros each year.

A specific joint consultancy body has been set up to manage the agreement, which will be notified of the goals each year, derived from the budget process, in accordance with the Strategic Plan; this body is tasked, inter alia, with analyzing the types of services accessible through welfare.

With respect to the trend reversal of the Company’s main economic and profit indicators, recorded in the second half of 2016, in 2017 TIM paid its employees a contribution made on the basis of overall efficiency recovery and improvement of the Company’s economic performance. In this sense TIM’s people were paid a One-off Bonus, diversified according to their grade. Likewise, the disbursement also concerned staff from other companies in the Group.

At the end of the discussions on agile working started by TIM with the Trade Union Organizations, an understanding was reached, with the aim of partaking in the spread of agile working at the Company, already introduced experimentally with a first pilot phase in 2016-2017.

The understanding on agile working reached with the Trade Union Organizations in July 2017 marks another step on the road to TIM’s digital transformation and represents an additional undertaking by the Parties to achieve the goals of improving productivity, promoting social, economic and environmental sustainability and encouraging work-life balance, with particular attention to family care needs.

To manage the agreement, the Parties have set up a system of quarterly checks to be carried out nationwide on the progress of the experiment, the equipment available, the organizational areas involved and the monitoring of the “hours of absence reduction” productivity indicator identified by the Parties. Local Trade Union Organizations will also be sent a periodic information notice on the progress of the experiment in the area of reference.

In September 2017, the new agile working experiment was therefore launched on a voluntary basis and will run until December 31, 2018; the people at TIM’s who perform compatible activities will have the opportunity to work in agile working mode at another Company office and/or non-Company establishment indicated by the employee, in the manner and time indicated by the Company, in compliance with the agreement defined.

Item 6. Directors, Senior Management and Employees	Employees

In the context of the procedure under law 223/91 launched by TIM in July 2017 with respect to 382 workers, the Company and the trade unions, during the various joint examination sessions, further explored the reasons indicated by the Company. The discussion, aimed at finding the most appropriate method to manage the redundancies, concluded positively with the agreement signed on November 8, 2017; the Parties agreed on the use of collective dismissal to reduce staff numbers, identifying a maximum of 340 workers and, in accordance with current legislation, the “non-opposition” criteria to execute the dismissals. The agreement includes specific economic measures to accompany termination of the employment relationship.

In November 2017, TIM and the Trade Union Organizations SLC-CGIL, FISTel-CISL and UILCom-UIL, as the parties that established the recreational club for employees of the TIM Group (CRALT), signed an agreement that defined the new structure of the Club.

The agreement reached supersedes the previous notifications of withdrawal from the Club and cancellation of the agreements, positively concluding the phase of discussions between the Parties by identifying innovative and economically sustainable solutions for reviewing the structure and management charges of the Club which ensure, in terms of efficiency and sustainability, the operational continuity of CRALT.

In Brazil

The Company held two meetings with the two national federations (Fenattel and Fitratelp), which together represent 27 national unions, to negotiate the renewal of the 2017 PPR Participation Agreement. The Collective Labour Agreement was also negotiated: while negotiations with the federation representing 19 states were concluded, negotiations with the other federation representing 8 states are still underway, due to the failure of employees to reach agreement; hence talks are now in the third round to establish the conditions of the addendum to the collective bargaining agreement for 2017/2018.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members of The Board of Auditors

6.6    COMPENSATION OF DIRECTORS, OFFICERS AND MEMBERS OF THE BOARD OF AUDITORS

6.6.1    COMPENSATION OF DIRECTORS

The General Shareholders’ Meeting held on May 4, 2017 set the maximum total annual remuneration for the Board of Directors, which will remain in office for a three-year term, until the approval of the 2017 financial statements, at up to 2.2 million euros, in accordance with article 2389, first paragraph, of the Italian Civil Code. This amount is to be divided amongst the directors in accordance with the resolutions adopted by the Board itself on this point.

The above-mentioned amount is distributed as follows (gross amounts on a yearly basis):

•	110,000 euros to be paid to each director in office (excluding the Chairman of the Board and the CEO);

•	an additional 45,000 euros to be paid to each member of the Control and Risk Committee;

•	an additional 40,000 euros to be paid to each member of the Nomination and Remuneration Committee;

•	an additional 20,000 euros to be paid to the Chairman of each Control and Risk Committee and Nomination and Remuneration Committee;

•	an additional 45,000 euros to be paid to Director Calvosa, who is assigned the role of link between the Board and the control functions which report directly to the Board;

•	an additional 25,000 euros to be paid to each member of the Strategic Committee; and

•	an additional 15,000 euros to be paid to the Chairman of Strategic Committee.

The total compensation paid by TIM and by the TIM Group subsidiaries in 2017 to the members of the Board of Directors of TIM was 28.1 million euros.

CHAIRMAN

January 1, 2017—May 4, 2017

The office of Executive Chairman has been held by Giuseppe Recchi since the start of the year, and until renewal of the body (Shareholders’ Meeting on May 4, 2017) by Giuseppe Recchi. In that period his remuneration was represented solely by a fixed emolument of 700,000 euros per year.

May 5, 2017—June 1, 2017

After the renewal, on May 5, 2017, the office of Executive Chairman was assigned again to Giuseppe Recchi, who retained it until June 1, 2017, with a temporary remuneration based on a fixed gross annual remuneration of 900,000 euros (and exclusion from the remuneration payable to him as a Director and as a member of the Strategy Committee).

June 1, 2017—December 31, 2017

From the date of his appointment (June 1, 2017), the remuneration package of the new serving Executive Chairman, Arnaud Roy de Puyfontaine, has been represented by an emolument pursuant to art. 2389, subsection 3, of the Italian Civil Code, and is composed of:

•	a fixed part totalling 900,000 euros per annum, gross; and

•

a variable part in the form of an MBO determined, at target, to be 900,000 euros per annum, gross, with exclusion of the remuneration payable to him as a member of the Board of Directors and a member of the Strategy Committee. The variable remuneration is linked to annual performance objectives decided by the Board, with a range of between 50% and 150% depending on the level of achievement of the target assigned.

CHIEF EXECUTIVE OFFICER

January 1, 2017—July 28, 2017

From January 1 to June 28, 2017, the role of Chief Executive Officer was held by Flavio Cattaneo, confirmed by the Board of Directors on 5 May 2017 in the office he already held before the renewal of the board.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members of The Board of Auditors

In that period, his remuneration as the chief executive officer of the Company was represented by gross annual remuneration of 1,400,000 euros, to which was added a variable component in the form of an MBO, as remuneration pursuant to art. 2389, subsection 3, of the Italian Civil Code, totalling, at target, 1,400,000 euros per annum, gross. Mr Cattaneo did not receive any remuneration in his capacity as Director and member of the Strategy Committee.

On July 24, 2017, the Board of Directors, by majority vote, approved an agreement for the termination of Flavio Cattaneo’s appointment as Chief Executive Officer, with effect from July 28, 2017, and of his employment as General Manager, with effect from July 31, 2017.

The agreement prescribed that Mr Cattaneo would be paid the sum of 22.9 million euros, gross, as settlement for remuneration due to him based on his contract with the Company, considering, in particular, the “Special Award” and the MBO, in relation to the service he had already rendered as Chief Executive Officer and the value found to have been added, based on the information available at that time. The agreement also prescribed that he should be paid the sum of 2.1 million euros, gross, as fee for a non-competition, non-solicitation and non-reversal agreement for one year, applicable to TIM’s principal competitors in Italy and in Brazil; the assignment to him of some company securities was also agreed.

For the termination of his employment, he also received the other accessory and severance payments due to him by law and pursuant to the applicable collective agreement (severance, holiday pay, thirteenth month bonus) and a lump sum to neutralise the costs deriving from the transfer of his company car.

At the time of his resignation, Mr Cattaneo held 1,500,000 ordinary shares of the Company and 893,617 stock options, assigned as a result of his achievement of the objectives of the 2014/2016 Stock Option Plan, maturing in 24/3/2020, with a strike price of 0.99 euros per share.

September 28, 2017—December 31, 2017

In its meeting on September 28, 2017, the Board of Directors of the Company co-opted Amos Genish, appointing him “Amministratore Delegato” (Chief Executive Officer) and at the same time engaged him as a senior executive with a permanent contract of employment, assigning him the office of General Manager.

The gross remuneration for the employment was 1,000,000 per annum, gross, while a fixed remuneration of 400,000 euros per annum, gross, was awarded as remuneration pursuant to art. 2389, subsection 3, of the Italian Civil Code, with exclusion of remuneration for serving as a Director and for membership of the Strategy Committee.

As further remuneration pursuant to art. 2389, subsection 3, of the Italian Civil Code, an MBO with a target amount of 1,400,000 euros gross was also paid, reproportioned pro-rata temporis, based on the complete number of months worked.

The variable remuneration is linked to annual performance objectives decided by the Board, with a range of between 50% and 150% depending on the level of achievement of the target assigned.

DEPUTY CHAIRMAN

January 1, 2017—June 1, 2017

From January 1 to June 1, 2017, the role of Deputy Chairman of the Board of Directors was held by Arnaud Roy de Puyfontaine, confirmed by the Board of Directors on May 5, 2017 in the office he already held before the renewal of the board.

During that period, the remuneration (in addition to the remuneration for serving as a Director and/or membership of Committees) was 45,000 euros per annum, gross. No variable remuneration was payable.

June 1, 2017—September 28, 2017

On June 1, 2017, Giuseppe Recchi took the role of Deputy Chairman of the Board of Directors, renouncing the role of Chairman.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members of The Board of Auditors

The remuneration (in addition to the remuneration for serving as a Director and/or membership of Committees) was equal to 45,000 euros per annum, gross. No variable remuneration was payable for this role.

Since July 28, 2017, pending the appointment of the new Chief Executive Officer, he was temporarily assigned organisational responsibility for the Security Department and responsibility for the governance of the wholly owned subsidiary Telecom Italia Sparkle S.p.A.

September 28, 2017—December 31, 2017

With effect from September 28, 2017, after the assignment to the Deputy Chairman to act as the deputy of the Executive Chairman, and confirmation of the powers he had been exercising on a temporary basis since July 28, the Deputy Chairman, Giuseppe Recchi, was granted a further additional remuneration of 10,000 euros per month, gross, to apply until his pay package is comprehensively reviewed, which will be done as soon as the governance solution required to comply with the prescriptions imposed pursuant to the Golden Power law has been implemented.

***

The following table lists the Directors who served during 2017 and their respective compensation as of December 31, 2017, according to the disclosure format set forth by Consob, the Italian market regulator (Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May, 14, 1999 and subsequent amendments and additions):

				Column 1	Column 2	Column 3	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8
Name and surname	Position	Period for which the position was held	Expiry of term of office (mounth/ year)	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non- monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing
				(thousands of euros)
Giuseppe Recchi(1)	Executive Chairman	1/1 – 5/31/2017	Dec-19	376	10			36	32	454
	Deputy Executive Chairman	09/28 – 12/31/2017	Dec-19

Arnaud Roy de Puyfontaine(2)	Chief Executive Officer	06/01 – 12/31/2017	Dec-19	525						525

Amos Genish(3)	Chief Executive Officer	09/28 – 12/31/2017	Dec-19	360				1		361
	General Manager

Arnaud Roy de Puyfontaine(4)	Deputy Chairman	01/01 – 05/31/2017	Dec-19	65	26					91

Giuseppe Recchi(5)	Deputy Chairman	06/01 – 09/27/2017	Dec-19	52	8					60

Camilla Antonini(6)	Director	5/5 – 12/31/2017	Dec-19	72	21					93

Franco Bernabè(7)	Director	5/5 – 12/31/2017	Dec-19	72	15					87

Ferruccio Borsani(8)	Director	5/5 – 12/31/2017	Dec-19	72	23					95

Lucia Calvosa(9)	Director	1/1 – 12/31/2017	Dec-19	146	59					205

Francesca Cornelli(10)	Director	1/1 – 12/31/2017	Dec-19	110	42					152

Frédéric Crépin(11)	Director	5/5 – 12/31/2017	Dec-19	72	43					115

Dario Frigerio(12)	Director	5/5 – 12/31/2017	Dec-19	72	15					87

Félicité Herzog(13)	Director	1/1 – 12/31/2017	Dec-19	110	42					152

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members of The Board of Auditors

				Column 1	Column 2	Column 3	Column 3	Column 4	Column 5	Column 6	Column 7	Column 8
Name and surname	Position	Period for which the position was held	Expiry of term of office (mounth/ year)	Fixed remuneration	Remuneration for involvement in committees	Variable non-equity remuneration		Non- monetary benefits	Other remuneration	Total	Fair Value of equity remuneration	Compensation for loss of office or termination of employment
						Bonuses and other incentives	Profit sharing
				(thousands of euros)
Anna Jones(14)	Director	5/5 – 12/31/2017	Dec-19	72	34					106

Marella Moretti(15)	Director	5/5 – 12/31/2017	Dec-19	72	26					98

Hervé Philippe(16)	Director	1/1 – 12/31/2017	Dec-19	110	23					133

Danilo Vivarelli(17)	Director	5/5 – 12/31/2017	Dec-19	72	23					95

Flavio Cattaneo(18)	Chief Executive Officer	01/01 – 07/27/2017	Dec-19	910		53		48		1,011		25,000
	General Manager	01/01 – 07/31/2017	Dec-19

Tarak Ben Ammar(19)	Director	1/1 – 5/4/2017	Dec-16	38						38

Davide Benello(20)	Director	1/1 – 5/4/2017	Dec-16	38	30					68

Laura Cioli(21)	Director	1/1 – 5/4/2017	Dec-16	38	24					62

Jean Paul Fitoussi(22)	Director	1/1 – 5/4/2017	Dec-16	38						38

Giorgina Gallo(23)	Director	1/1 – 5/4/2017	Dec-16	38	15					53

Denise Kingsmill(24)	Director	1/1 – 5/4/2017	Dec-16	38						38

Luca Marzotto(25)	Director	1/1 – 5/4/2017	Dec-16	38	14					52

Stephane Roussel(26)	Director	1/1 – 5/4/2017	Dec-16	38	14					52

Giorgio Valerio(27)	Director	1/1 – 5/4/2017	Dec-16	38	29					67

Total				3,682	536	53	—	85	32	4,388	—	25,000

(1)	Giuseppe Recchi—Executive Chairman of the Board of Directors—Deputy Executive Chairman of the Board of Directors

col. 1 This amount includes the fixed remuneration pursuant to article 2389, subsection 3, of the Italian Civil Code received for serving as Executive Chairman (242,000 euros) for the period 01/01—05/04/2017, and as pro-tempore Deputy Chairman (64,000 euros) for the period 05/05-05/31/2017, the fixed remuneration pursuant to art. 2389 subsection 3 of the Italian Civil Code, for serving as Deputy Executive Chairman (42,000 euros) and the remuneration pursuant to art. 2389 subsection 1 of the Italian Civil Code for serving as a member of the Board of Directors (28,000 euros), both for the period 09/28—12/31/2017;

col. 2 The amount refers to remuneration pursuant to art. 2389, subsection 1 of the Italian Civil Code for serving as Chairman and Member of the Strategy Committee for the period 09/28—12/31/2017.

col. 5 The amount refers to the remuneration pursuant to art. 2389, subsection 1 of the Italian Civil Code for serving as a Director of Inwit S.p.A. for the period 04/20—12/31/2017.

(2)	Arnaud Roy de Puyfontaine—Executive Chairman of the Board of Directors

col. 1 The amount refers to the remuneration pursuant to article 2389, subsection 3, of the Italian Civil Code received for serving as Executive Chairman for the period 06/01—12/31/2017;

col. 3 The bonus for the financial year 2017, for objectives achieved in the year itself, was waived by the Executive Chairman.

(3)	Amos Genish—Chief Executive Officer—General Manager

col. 1 The amount includes remuneration for employment (256,000 euros) for the period in which he served as General Manager 09/28—12/31/2017, as well as the remuneration pursuant to article 2389, subsection 3, of the Italian Civil Code (104,000 euros) received for serving as Chief Executive Officer 09/28—12/31/2017;

col. 3 The bonus for the financial year 2017, for objectives achieved in the year itself, was waived by the Chief Executive Officer.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members of The Board of Auditors

(4)	Arnaud Roy de Puyfontaine—Deputy Chairman

col. 1 This amount refers to the compensation received as Deputy Chairman for the period 1/1-05/31/2017 (19,000 euros) and member of the Board of Directors (46,000 euros) for the period 01/01-05/31/2017;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee for the period 1/1-05/04/2017 (14,000 euros), as member of the Strategic Committee for the period 1/1-05/04/2017 (9,000 euros) and Chair of the Strategy Committee for the period 1/1-05/04/2017 (3,000 euros).

(5)	Giuseppe Recchi—Deputy Chairman of the Board of Directors

col. 1 This amount refers to the compensation received as Deputy Chairman (15,000 euros) and member of the Board of Directors (37,000 euros) for the period 06/01-09/27/2017;

col. 2 This amount refers to the compensation received as member of the Strategic Committee for the period 06/01-09/27/2017 (8,000 euros).

(6)	Camilla Antonini—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee for the period 07/24-12/31/2017.

(7)	Franco Bernabé—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Strategic Committee for the period 06/01-12/31/2017.

(8)	Ferruccio Borsani—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee for the period 06/01-12/31/2017.

(9)	Lucia Calvosa—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors (110,000 euros) and as link between the Board of Directors and the corporate control departments which report directly to the Board (36,000 euros);

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee for the periods 01/01-05/04/2017 and 06/01-12/31/2017 (42,000 euros) and Chairman of the Control and Risk Committee for the periods 01/01-05/04/2017 and 06/22-12/31/2017 (17,000 euros).

(10)	Francesca Cornelli—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee for the periods 01/01-05/04/2017 and 06/01-12/31/2017.

(11)	Frédéric Crépin—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee for the periods 06/01-07/27/2017 (8,000 euros) as member of the Nomination and Remuneration Committee for the period 06/01-12/31/2017 (23,000 euros) and as member of the Strategic Committee for the period 07/24-12/31/2017 (12,000 euros).

(12)	Dario Frigerio—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Strategic Committee for the period 06/1-12/31/2017.

(13)	Félicité Herzog—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the accrued income received as member of the Control and Risk Committee for the periods 01/01-05/04/2017 and 06/01-12/31/2017.

(14)	Anna Jones—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee for the period 06/01-12/31/2017 (23,000 euros) and as Chairman of the Nomination and Remuneration Committee for the period 6/15-12/31/2017 (11,000 euros).

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members of The Board of Auditors

(15)	Marella Moretti—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee for the period 06/01-12/31/2017.

(16)	Hervé Philippe—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee for the period 06/01-12/31/2017.

(17)	Danilo Vivarelli—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee for the period 06/01-12/31/2017.

(18)	Flavio Cattaneo—Chief Executive Officer—General Manager

col. 1 This amount includes remuneration for employment (813,000 euros), travel expenses (1,000 euros) and payment in lieu of holidays not taken (96,000 euros) as prescribed in the collective agreements for industrial company managers in the period in which he occupied the position of General Manager 01/01—07/31/2017;

col. 3 This amount refers to a lump sum paid to offset the tax effects due to the provision of a car by the company (51,000 euros) as well as reimbursement of club and association membership costs (2,000 euros);

col. 8 See the details set out in the paragraph entitled “CHIEF EXECUTIVE OFFICER—January 1, 2017-July 28, 2017” described earlier in this section.

(19)	Tarak Ben Ammar—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors.

(20)	Davide Benello—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee (14,000 euros), as Chairman of the Nomination and Remuneration Committee (7,000 euros) and as member of the Strategic Committee (9,000 euros).

(21)	Laura Cioli—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee (15,000 euros) and as member of the Strategic Committee (9,000 euros).

(22)	Jean Paul Fitoussi—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors.

(23)	Giorgina Gallo—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee.

(24)	Denise Kingsmill—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors.

(25)	Luca Marzotto—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Nomination and Remuneration Committee.

(26)	Stephane Roussel—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to compensation received as member of the Nomination and Remuneration Committee.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members of The Board of Auditors

(27)	Giorgio Valerio—Director

col. 1 This amount refers to the compensation received as member of the Board of Directors;

col. 2 This amount refers to the compensation received as member of the Control and Risk Committee (15,000 euros) and as member of the Nomination and Remuneration Committee (14,000 euros).

Applicable Italian law requires disclosure of individual compensation in the form of stock options for members of the Board of Directors.

		Options assigned in previous financial years			Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year (*)	Options held at the end of the financial year		Options for the year
Name and Position	Plan and respective resolution	Number of financial instruments	Strike price	Possible exercise period (from – to)	Number of financial instruments	Strike price	Possible exercise period (from – to)	Fair value on assignment date (in euros)	Date of assignment	Market price on assignment	Number of financial instruments	Strike price	Market price	Number of financial instruments	Number of financial instruments		Fair value
Flavio Cattaneo —Chief Executive Officer	2014 Stock Option Plan 4/16/2014	893,617	€0.99	2017 / 2020											893,617	(1)

(1)	Options held upon termination.

For further details, please see “Note—Equity compensation plans” of the Notes to the Consolidated Financial Statements, included elsewhere herein.

6.6.2    Compensation of Executive Officers

The total compensation due to the Company’s executive officers by the Company or by any of the Company’s subsidiaries in 2017 (including the Chief Executive Officer, Executive Chairman and the Deputy Executive Chairman) was 35.6 million euros.

The total compensation does not take into account the amounts granted under 2016 Special Award during 2017.

In case of severance, the settlement set out in law, in the national collective labor agreement and in supplementary individual agreement apply.

There are no general non-competition policies for executive officers with strategic responsibilities.

Applicable Italian law requires disclosure of individual compensation in the form of stock options for General Managers and, in the aggregate and divided by plan, the stock options granted by TIM S.p.A. to Executive Officers as a group.

The specific provisions and the information relating to the current Chief Executive Officer (Mr. Amos Genish), who is an employee of the Company, are described under 6.6.1 “Compensation of Directors”.

The following tables have been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions.

		Options assigned in previous financial years					Options assigned during the financial year						Options exercised during the financial year			Options expired during the financial year		Options held at the end of the financial year	Options for the Year
Position	Plan and respective resolution	Number of financial instruments	Strike price			Possible exercise period (from – to)	Number of financial instruments	Strike price	Possible exercise period (from – to)	Fair value on assignment date (in euros)	Date of assignment	Market price on assignment	Number of financial instruments	Strike price	Market price	Number of financial instruments		Number of financial instruments	Fair Value (in euros)
Remuneration in the company that draws up the financial statements
Executive Officers	2014 Stock Option Plan 4/16/2014	1,853,085		€0.94—€1.01 —€1.15		2017 / 2020										148,514	(1)	1,704,571
Remuneration from subsidiaries and associates
Executive Officers	2016 Stock Option Plan	948,276	R$	8.0977	(2)	2017/2022							316,092	R$ 7.6928	R$ 11.80(4)			632,184	318,054	(3)

(1)	Given up upon entry to the Stock Option Plans of foreign investee companies.

(2)	The strike price can be corrected in relation to the conditions laid down in the plan.

Item 6. Directors, Senior Management and Employees	Compensation Of Directors, Officers And Members of The Board of Auditors

(3)	Amounts relating to local Stock Option Plans have been converted into euros at the average exchange rate in 2017, at 12/31/2017 (3.60584 Real/€). Fair Value at allocation date.

(4)	Value of the options on November 30, when the shares could be traded by the beneficiary.

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

The total compensation paid by the Company or by any of the TIM Group subsidiaries in 2017 to the members of the Board of Auditors was approximately 518 thousand euros.

Individuals	Description of the position			Compensation
Name	Position held	Period during which position was held	Office expiry	Compensation base	Non cash benefits	Bonuses and other incentives	Other Compensations	Total
				(thousands of euros)
Roberto CAPONE(1)	Chairman	1/1-12/31/2017	12/31/2017	135				135
Vincenzo CARIELLO(2)	Acting Auditor	1/1-12/31/2017	12/31/2017	95				95
Gabriella CHERSICLA(3)	Acting Auditor	9/12-12/31/2017	12/31/2017	29				29
Gianluca PONZELLINI(4)	Acting Auditor	1/1-12/31/2017	12/31/2017	95				95
Ugo ROCK(5)	Acting Auditor	1/1-12/31/2017	12/31/2017	95				95
Paola Maria MAIORANA(6)	Acting Auditor	1/1-9/11/2017	12/31/2017	69				69

Total				518				518

(1)	Roberto Capone – Chairman of the Board of Statutory Auditors

This amount refers to the compensation received as Chairman of the Board of Statutory Auditors.

(2)	Vincenzo Cariello—Acting Auditor

This amount refers to the compensation received as Acting Auditor.

(3)	Gabriella Chersicla —Acting Auditor

This amount refers to the compensation received as Acting Auditor.

(4)	Gianluca Ponzellini – Acting Auditor

This amount refers to the compensation received as Acting Auditor.

(5)	Ugo Rock – Acting Auditor

This amount refers to the compensation received as Acting Auditor.

(6)	Paola Maria Maiorana – Acting Auditor

This amount refers to the compensation received as Acting Auditor.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

6.7    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

At December 31, 2017, the outstanding equity compensation plans of the Telecom Italia Group were as follows.

Telecom Italia stock option plans

The Annual Shareholders’ Meeting of the Company on April 16, 2014 approved the Stock Option Plan 2014-2016 that was made effective following the resolution of the Board of Directors on June 26, 2014.

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

The exercise price was initially set at 0.94 euros per option (strike price). When allocations were made at a later stage, the strike price was the higher of the price established upon initial allocation and the average of the official market price in the month prior to the additional allocation. Below is the situation at December 31, 2017:

–	133,042 shares at a unit price of 1.15 euros;
–	343,069 shares at a unit price of 1.01 euros;
–	893,617 shares at a unit price of 0.99 euros;
–	13,555,651 shares at a unit price of 0.94 euros.

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

* * *

Description of other TIM S.p.A. equity compensation plans

Special Award 2016—2019

The Plan was approved by the Board of Directors on March 30, 2016, and by the Shareholders’ Meeting of May 25, 2016 with respect to share compensation. The beneficiaries of the Plan were the former Chief Executive Officer, Mr. Flavio Cattaneo, and other managers identified by him.

In June 2017, additional beneficiaries were identified for the 1.5% over-performance bonus for 2016. As of December 31, 2017, the total net liability amounted to 3.1 million euros (2.4 million euros made up of 2,902,561 TIM S.p.A. ordinary shares and the remaining in cash).

The bonus is to be paid out following the approval of the financial statements for 2019, on the condition that the beneficiary is continuing to work for a TIM Group company as of the date of approval of the consolidated financial statements for 2019, except in certain circumstances expressly contemplated, including, for example, in the case of early retirement or in the event that the company employing the beneficiary is no longer part of the Group.

Item 6. Directors, Senior Management and Employees	Options To Purchase Securities From Registrant

On July 24, 2017, following the resignation of Mr. Cattaneo, an agreement was reached between the parties that provided for the payment of a gross amount of 22.9 million euros as a settlement arrangement. This amount takes particular, but not exclusive, account of the Special Award.

The resignation of Mr. Cattaneo resulted in the conclusion of the incentive plan.

For the component yet to be paid out to the beneficiaries identified in the first half of 2017, 80% of the bonus will be paid in TIM ordinary shares (the number of shares will be calculated by dividing 80% of the bonus accrued in the year by the normal value of the shares at the vesting date) and 20% in cash.

The bonus actually paid, both for the cash and equity component, will be subject to the clawback mechanisms in force at the time.

The Board of Directors may choose to pay out all or part of the equity component of the bonus in cash, on the basis of the normal value of shares at the time of the approval of the consolidated financial statements for 2019.

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

Item 7.    MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS

At December 31, 2017, according to the shareholders register and other information in the Company’s possession, the parties which held shares with voting rights, directly or indirectly, in excess of 3% of the ordinary share capital of TIM were the following:

			As of December 31, 2017
Major Shareholders	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Vivendi S.A.	(direct	)	3,640,109,990	23.94

At December 31, 2017, TIM held 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. held another 126,082,374 Ordinary Shares, for a total of 1.08% of capital with voting rights.

As of April 10, 2018, the above-mentioned position was the following:

			As of April 10, 2018
	Type of ownership		No. Ordinary Shares	% of ordinary share capital
Vivendi S.A.	(direct	)	3,640,109,990	23.94
Paul. E. Singer	(indirect	)	1,345,124,573	8,85	(*)
Cassa Depositi e Prestiti S.p.A.	(direct	)	648,000,000	4.26	(**)

(*)	Shareholding held through the controlled entities Elliott International LP, Elliott Associates LP and The Liverpool Limited Partnership.
(**)

As a result of the resolution taken on April 5, 2018 by the Board of Directors of Cassa Depositi e Prestiti S.p.A. (a company controlled by the Italian Ministry of Economy and Finance) to acquire a stake in the share capital of TIM S.p.A., with a long-term perspective.

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

In accordance with applicable Italian law, the following table shows the investments held in TIM S.p.A. and in the related subsidiaries by all the individuals who, during 2017 or a part of that year, have held the post of director in TIM S.p.A.

Name	Company	Class of shares	Number of shares held at the end of 2016 (or at the date of appointment)	Number of shares purchased in 2017	Number of shares sold in 2017	Number of shares held at the end of 2017 (or as of the date on which individual left post, if before)
Giuseppe RECCHI	TIM S.p.A.	Ordinary	1,000,000		1,000,000
		Savings		1,200,000		1,200,000
Dario FRIGERIO	TIM S.p.A.	Ordinary	600,000			600,000
Hervé PHILIPPE	TIM S.p.A.	Ordinary	12,500			12,500
Flavio CATTANEO	TIM S.p.A.	Ordinary		1,500,000		1,500,000
Luca MARZOTTO	TIM S.p.A.	Savings	200,798			200,798

Item 7. Major Shareholders and Related-Party Transactions	Major Shareholders

❖	BOARD OF AUDITORS

No individuals who, during 2017 or a part of that year, have held the post of statutory auditor in TIM S.p.A. hold investments in TIM S.p.A. and in the related subsidiaries.

❖	EXECUTIVE OFFICERS

In accordance with applicable Italian law, the following table shows the investments held in TIM S.p.A. and in the related subsidiaries by all the individuals who, during 2017 or a part of that year, have held the post of executive officers in TIM S.p.A.

Company	Class of shares	Number of shares held at the end of 2016 (or at the date of appointment)	Number of shares purchased in 2017	Number of shares sold in 2017	Number of shares held at the end of 2017 (or as of the date on which individual left post, if before)
TIM S.p.A.	Ordinary	76,025			76,025
Tim Participacoes	Ordinary		55,645		55,645

* * *

As of April 9, 2018 no member of the Board of Directors, Board of Auditors or Executive Officers beneficially owned more than 1% of the Ordinary Shares or Savings Shares.

7.1.3    CONTINUING RELATIONSHIP WITH THE ITALIAN STATE

The Italian Government is in a position to exercise special powers with respect to TIM.

As indicated in the Order of the Presidency of the Council of Ministers made on September 28, 2017, the Company is subject to the obligations set out in legislative decree no. 21/2012 (the “Golden Power” decree) and possesses networks and equipment that perform “activities of strategic importance for the national security and defence system” (as specified in art. 1 of the Golden Power Decree) and possesses networks and equipment “necessary to ensure the minimal supply and operation of essential public services” in the communications sector (as specified in art. 2 of the Golden Power Decree). This means that TIM is subject to the Government’s special powers regarding both the circulation of shareholdings of more than 3% of its capital with voting rights in ordinary shareholders’ meetings, and the acts and resolutions of the Company regarding mergers or demergers, the transfer of the business or branches of the business (of TIM and its subsidiaries), transfer of the registered offices abroad, changes to the company purpose, winding up of the company, sales of real rights to dispose of or use tangible or intangible assets, or the assumption of constraints that condition their use. Both are in any event subject to a Government power to make them subject to conditions or prescriptions, in various ways according to whether the reference is to the national security and defence sector or the communications sectors.

With an Order dates October 16, 2017, the Presidency of the Council of Ministers exercised the special powers set forth in article 1 of the Golden Power Decree through the imposition of specific prescriptions and conditions on TIM and its wholly-owned subsidiaries Telecom Italia Sparkle and Telsy. These measures deal with matters of governance and organization. Specifically, the Presidency of the Council of Ministers imposed a requirement that the Board of Directors of each company have a Director with powers over the security organisation (an Italian citizen, with a security clearance, deemed suitable for the role by the Government). The organizational unit that undertakes activities that are relevant for national security is required to be involved in all decision-making processes relating to strategic activities and the network and must be run by a security officer chosen from a trio of names proposed by the Department of Information for Security at the Presidency of the Council of Ministers. TIM and the subsidiaries cited above must also provide prior information on every decision that might, inter alia, reduce or transfer technological, operational or industrial capacity in strategic activities.

With an Order dated November 2, 2017, the Presidency of the Council of Ministers exercised the special powers set forth in article 2 of the Golden Power Decree through the imposition of specific prescriptions and conditions. These measures essentially concern the plans for the development, investment and maintenance of the networks and equipment, in order to preserve their functionality and integrity, and the obligation to notify every action of the company that could have an impact on their security, availability and functioning.

Item 7. Major Shareholders and Related-Party Transactions	Related-Party Transactions

7.2    RELATED-PARTY TRANSACTIONS

Effective May 3, 2017, TIM’s Board of Directors amended the Procedure for the management of transactions with related parties, initially extending its scope on a voluntary basis and then adding the treatment of Vivendi as its Controlling Entity, from June 1, 2017.

On September 13, 2017, Consob declared that the relationship between Vivendi S.A. and TIM qualifies as one of “de facto control” under Article 2359 of the Civil Code and Article 93 of the Consolidated Finance Act, as well as under regulations governing dealings between related parties. Although the Company has challenged the decision, it nevertheless complies with the requirements entailed by the decision and, accordingly, has amended its Related-Party Transactions Procedure (September 28, 2017).

On July 27, 2017, the Board of Directors acknowledged the start of direction and coordination by Vivendi.

In exercising those powers:

•	Vivendi S.A. has not jeopardized the interests or the assets of the Company in any way; and

•

dealings with Vivendi S.A. are conducted in compliance with applicable laws and regulations and transactions are conducted at arm’s length, in application of the internal procedure governing related-party transactions, introduced as above.

The Board of Directors has approved specific policies aimed at regulating the treatment by TIM of the direction and coordination acts of Vivendi S.A.

Related party transactions, when not dictated by specific laws, are conducted at arm’s length. In addition, the transactions are carried out in accordance with the internal procedure that establishes the terms and timing for verification and monitoring.

For further information on related party transactions please see “Note—Related party transactions” of the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

The following is a list of transactions influenced by the direction and coordination activities of Vivendi S.A.

Joint Venture with Canal+

On October 20, 2017, TIM’s Board of Directors examined and approved a binding term sheet by majority vote for the creation of a joint venture with Canal+, in accordance with regulations governing transactions with related parties of minor relevance and directed by others.

As part of efforts to identify new growth opportunities, the Board of Directors believed the initiative to be consistent with the trend, observed in other telcos and across the world, regarding convergence with media and that a joint venture with one of the largest global media companies would assist in fast-tracking the spread of fiber, building on the commercial opportunities offered by the low penetration level of Pay TV and the expected growth in the broadband market in Italy.

Negotiations to reach a partnership agreement in the content sector were resumed on January 18, 2018, in view of the key importance placed on the convergent offer of video content under the TIM 2018–2020 Strategic Plan. The procedure for significant related-party transactions will apply, entailing the involvement in negotiations for the deal of a specific committee consisting of all the independent members of the Board of Directors.

Disposal of Persidera

As a condition attaching to the authorizations granted to Vivendi S.A. under the EU Merger Regulation, the European Commission asked Vivendi to commit to the disposal of the equity interests held by TIM in Persidera. To resolve the competition concerns identified, Vivendi accepted the commitment.

Item 7. Major Shareholders and Related-Party Transactions	Related-Party Transactions

Persidera S.p.A. is engaged in the management of wholesale networks for television broadcasting. TIM S.p.A. currently holds a controlling interest in Persidera of 70% of the ordinary share capital with the remaining 30% is held by GEDI–Gruppo Editoriale l’Espresso.

On June 1, 2017, TIM’s Board of Directors voluntarily extended the controls in place for carrying out related-party transactions to all transactions concerning the equity investment in Persidera.

In September 2017, the Company’s boards were informed that, consistentl with the agreements in place between TIM and GEDI, preparatory work was being initiated for the process of raising the potential value of the asset. At the same time, it was announced that contacts had been made with the Monitoring Trustee (Advolis S.A.), appointed by Vivendi S.A. to monitor compliance with the conditions placed by the European Commission on the concentration.

On September 28, 2017, the Board of Directors:

•

in consideration of study findings on the industrial and legal aspects concerning the investment in Persidera and the relative asset group, authorized the start of the sale process, to be completed within a time frame as consistent as possible with the expectations of the European Commission;

•

having acquired clarifications on the scope and binding effect (and their alignment with practice) of the requirements of the European Commission in relation to the engagement of the Monitoring Trustee, (i) authorized the appointment of Advolis as proxy to exercise voting rights at Persidera shareholders’ meetings, and (ii) approved the replacement of two directors of Persidera, originally designated by TIM, by two representatives of the Monitoring Trustee.

Subsequently, on February 23, 2018, having acquired the opinion of the Control and Risk Committee, the Board of Directors examined and produced a positive assessment of the acquisition bid for Persidera received from F2i and Rai Way, considering that the equity investment is not a strategic asset for TIM. The Board nevertheless reserves the right to consider any other binding offer that should be received.

Accordingly, special power of attorney for the sale was granted by the Chief Executive Officer to Advolis S.A., to enable and ensure its participation in the implementation of the Board’s decision, which represents the purpose and the limit of the powers granted. The power of attorney was granted at the request of Vivendi S.A., under the legitimate exercise of its direction and control powers. Given that the power of attorney does not transfer to Advolis S.A. the governance of the process (which remains with the corporate boards of TIM), it was agreed that it was not in the interests of the Company to refuse the shareholder’s request, which will facilitate dealings with the European Union without incurring financial charges for TIM or affect dealings with the partner in Persidera.

The attorney-in-fact will act in coordination with the Chief Executive Office of TIM, on the basis of the offer approved by the Board of Directors of the Company—or any other binding offer duly approved in advance by the Board of Directors—and in compliance with the procedure for related-party transactions, applied on a voluntary basis to all transactions concerning Persidera, acting at all times in the exclusive interests of TIM.

Secondments

Arrangements were initiated at the start of 2018 for the secondment of two managers from Vivendi S.A. to TIM S.p.A. under secondment agreements, as part of the reorganization process undertaken by the Company. The secondments respond to the Company’s interest in acquiring people with consolidated skills and expertise, including in international contexts, to cover key positions.

The remuneration packages offered for the secondments are aligned with market practice. In one case, the secondment replaces a previous consultancy arrangement, the fees for which were not significant.

Item 8. Financial Information	Historical Financial Statements

Item 8.    FINANCIAL INFORMATION

8.1    HISTORICAL FINANCIAL STATEMENTS

See Item 18 and Item 19 for a list of financial statements and other financial information filed with this report.

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

The table below sets forth, for the periods indicated, reported high and low official prices of the Ordinary Shares on Telematico and high and low closing prices of Ordinary Share ADSs on the NYSE from the First Quarter of 2013.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2013:
First Quarter	0.765	0.547	10.160	7.050
Second Quarter	0.665	0.515	8.600	6.660
Third Quarter	0.615	0.475	8.200	6.280
Fourth Quarter	0.748	0.613	10.300	8.230
2014:
First Quarter	0.875	0.712	12.010	9.550
Second Quarter	1.000	0.821	13.410	11.280
Third Quarter	0.936	0.807	12.550	10.710
Fourth Quarter	0.954	0.763	11.710	9.730
2015:
First Quarter	1.135	0.859	12.130	10.070
Second Quarter	1.191	1.030	13.410	11.440
Third Quarter	1.263	1.062	13.640	11.920
Fourth Quarter	1.294	1.019	14.030	10.080
2016:
First Quarter	1.142	0.831	12.330	9.090
Second Quarter	0.917	0.685	10.300	7.360
Third Quarter	0.882	0.642	9.190	6.960
Fourth Quarter	0.873	0.677	9.110	7.160
2017:
First Quarter	0.858	0.758	9.220	7.960
Second Quarter	0.909	0.776	10.170	8.400
Third Quarter	0.885	0.777	10.490	9.020
Fourth Quarter	0.782	0.671	9.170	7.840
2018:
January	0.753	0.717	9.200	8.770
February	0.738	0.680	9.160	8.460
March	0.831	0.726	10.340	9.040
April (through April 9, 2018)	0.849	0.756	10.550	9.430

Source: Bloomberg data

At the close of business on April 9, 2018 there were 19,497,699 Ordinary Share ADSs outstanding held by 110 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 19,492,405 Ordinary Share ADSs on behalf of beneficial holders.

Item 9. Listing	Trading Of TIM Ordinary Shares And Savings Shares

The table below sets forth, for the periods indicated, reported high and low official prices of the Savings Shares on Telematico and high and low closing prices of the Savings Share ADSs on the NYSE from the First Quarter of 2013.

	Telematico		NYSE
	High	Low	High	Low
	(€)		(U.S.$)
2013:
First Quarter	0.654	7.050	8.640	6.040
Second Quarter	0.551	0.418	7.180	5.400
Third Quarter	0.487	0.378	6.560	4.940
Fourth Quarter	0.586	0.489	7.920	6.550
2014:
First Quarter	0.661	0.545	9.360	7.650
Second Quarter	0.784	0.633	10.530	8.630
Third Quarter	0.740	0.651	9.740	8.650
Fourth Quarter	0.751	0.599	9.210	7.710
2015:
First Quarter	0.904	0.683	9.830	8.000
Second Quarter	0.943	0.833	10.620	9.210
Third Quarter	0.998	0.867	11.000	9.740
Fourth Quarter	1.098	0.850	11.567	9.710
2016:
First Quarter	0.919	0.668	9.900	7.410
Second Quarter	0.747	0.552	8.600	5.870
Third Quarter	0.661	0.513	7.480	5.710
Fourth Quarter	0.710	0.551	7.430	5.890
2017
First Quarter	0.699	0.619	7.580	6.470
Second Quarter	0.748	0.629	8.270	6.800
Third Quarter	0.713	0.623	8.440	7.160
Fourth Quarter	0.631	0.546	8.380	6.560
2018
January	0.630	0.599	7.800	7.300
February	0.625	0.581	7.760	7.280
March	0.716	0.628	8.870	7.780
April (through April 9, 2018)	0.728	0.661	9.130	8.160

Source: Bloomberg data

At the close of business on April 9, 2018, there were 9.468,201 Savings Share ADSs outstanding held by 16 registered holders. One of the registered holders is the Depository Trust Company (“DTC”) which holds 9,465,257 Savings Share ADSs on behalf of beneficial holders.

Fluctuations between the Euro and the U.S. dollar will affect the dollar equivalent of the price of the Ordinary Share and the Savings Shares on Telematico and the price of the Ordinary Share ADSs and the Savings Share ADSs on the New York Stock Exchange.

On April 6, 2018, the Noon Buying Rate for the Euro was U.S.$ 1.2274 = €1.00.

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

Item 9. Listing	Clearance And Settlement Of TIM Shares

9.3    CLEARANCE AND SETTLEMENT OF TIM SHARES

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

The Company’s system of corporate governance is centered on the Board of Directors. The Corporate Governance Principles (the “Principles”) of TIM supplement the applicable rules concerning the tasks and functioning of the Board of Directors and all the directors are required to comply with the Corporate Governance Principles.

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

Item 10. Additional Information	Corporate Governance

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

On November 4, 2010, the Board of Directors introduced the set of procedures currently in force, which was most recently updated on September 28, 2017. Compared to the preceding versions, to take account of the order with which Consob decided that the Company is subject to Vivendi’s control, the procedure has been amended by removing point 3-bis (regarding the voluntary equating of Vivendi to a controlling shareholder, for the purposes of identifying the perimeter of TIM’s related parties, already in force from June 1, 2017), subject to the favorable opinion of the Control and Risk Committee.

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

The establishment and maintenance of the internal control system are assigned to the Executive Directors (currently, the Executive Chairman Arnaud de Puyfontaine and the Chief Executive Officer Amos Genish), and to the Manager in charge of preparing the Company’s financial report for his area of responsibility (such position is held by the Head of Administration, Finance and Control, Piergiorgio Peluso), so as to ensure the overall adequacy of the system and its functionality, in a risk-based perspective, which is also taken into account in determining the agenda for the Board’s proceedings.

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

Meetings

The Board of Directors held 13 meetings in 2017.

As of April 9, 2018, 7 meetings have been held.

When board meetings are to be held, documentation permitting effective participation in the proceedings is provided well in advance, subject to circumstances of the case (as a rule, the Friday preceding the day on which the meeting is to be held, which is normally a Thursday), to enable informed participation in the meetings. When required by the subjects discussed, representatives of the Company management or external consultants are invited to take part, ensuring the necessary technical and professional support.

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

Item 10. Additional Information	Corporate Governance

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

With respect to the current composition of the Board, see above “Item 6. Directors, Senior Management and Employees”. See also: “Risks associated with TIM’s ownership chain” under “Item 3. Key Information—3.1 Risk Factors”.

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

Independent Directors

At least two members of the Board of Directors must satisfy the independence requirements set forth by the Consolidated Law on Finance for the members of the Board of Auditors (but see above the independence quota to be met by candidates chosen from each single slate). Moreover, Article 3 of the Corporate Governance Principles incorporates by reference the independence criteria set out in the Borsa Italiana’s Corporate Governance Code.

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

The Board of Directors verifies the independence requirements at the first meeting after the appointment of the Board and subsequently once a year. On the basis of the declarations made by the interested parties and verified by the Board of Directors, as of April 9, 2018 10, out of the 15 directors are considered independent, according to the criteria set forth by the Consolidated Law on Finance as well as the criteria set forth by Borsa Italiana Code: Camilla Antonini, Franco Bernabè, Ferruccio Borsani, Lucia Calvosa, Francesca Cornelli, Dario Frigerio, Felicitè Herzog, Anna Jones, Marella Moretti and Dario Vivarelli. The Board of Auditors verified the correct application of the principles adopted by the Board to evaluate the independence of directors. See “Item 16G. Corporate Governance—16G.1. Differences in TIM’s Corporate Governance and New York Stock Exchange Corporate Governance Practices”.

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

After its renewal by the Shareholders’ Meeting on May 4, 2017, the Board of Directors, in its meeting on May 5, 2017, appointed Giuseppe Recchi, Arnaud de Puyfontaine and Flavio Cattaneo as Executive Chairman, Deputy Chairman and Chief Executive Officer of TIM S.p.A., respectively, confirming their existing powers and responsibilities.

In addition to the powers and responsibilities set out by applicable law and Company Bylaws, the Executive Chairman was also tasked with:

–

identification of the guidelines for the development of the Group, in agreement with the Chief Executive Officer, and supervision the elaboration and delivery of its strategic, industrial and financial plans;

–	supervision of the definition of the organisational arrangements, economic and financial operations, and the process of defining the guidelines of the internal control and risk management system; and

–

organisational responsibility for Legal Affairs, Institutional Communication, Public Affairs, Brand Strategy and Media and Corporate Shared Value, and the running of Fondazione TIM; supervision of security issues and of Telecom Italia Sparkle; the power represent the Company and the Group in any external relationship with authorities, institutions and investors.

The Deputy Chairman was assigned only deputy functions, as set out in the Bylaws, without the conferment of powers, and, in addition to the legal representation of the Company, as set out in the Bylaws, the Chief Executive Officer was assigned:

–	all the powers needed to accomplish acts pertinent to the company’s business, excepting those powers reserved to the Board of Directors and those delegated to the Executive Chairman;

–

responsibility for the overall governance of the Company and the Group, including responsibility for defining and proposing strategic, industrial and financial plans to the Board of Directors, and then implementing and developing them; and

Item 10. Additional Information	Corporate Governance

–	responsibility for defining the arrangements and all organisational responsibilities to ensure the management and development of the business in Italy and South America.

On June 1, 2017, the Board of Directors of TIM, having noted the green light for the Vivendi-TIM concentration issued by the European Commission on May 30, 2017, renewed the governance arrangements, appointing Arnaud Roy de Puyfontaine Executive Chairman and Giuseppe Recchi Deputy Chairman. The responsibilities and powers previously assigned to Giuseppe Recchi were confirmed to the Executive Chairman, with the exception of supervision of security matters and the company Telecom Italia Sparkle. Deputy functions only were assigned to the Deputy Chairman.

On July 24, 2017 Chief Executive Officer Flavio Cattaneo tendered his resignation with effect from July 28, 2017. Until the succession process had been completed, the Executive Chairman received all the powers previously held by the Chief Executive Officer on an interim basis, with the sole exception of the powers relating to the Security Department and Telecom Italia Sparkle, which were conferred, ad interim, on the Deputy Chairman.

Upon the conclusion of the succession process, on September 28, 2017, the Board of Directors co-oped Amos Genish, appointing him Chief Executive Officer.

The powers were therefore confirmed/reassigned as follows:

•

the Executive Chairman, in addition to the powers and responsibilities laid down by law and in the Bylaws, was assigned the following powers deemed functional to perform the role of institutional representative of the Company before third parties and to coordinate the activities and responsibilities of the Board as a whole:

–

identification of the guidelines for the development of the Group, in agreement with the Chief Executive Officer, and supervision the elaboration and delivery of its strategic, industrial and financial plans;

–	supervision of the definition of the organisational arrangements, economic and financial operations, and the process of defining the guidelines of the internal control and risk management system;

–	organisational responsibility for Legal Affairs, Institutional Communication and Public Affairs, and the running of the Fondazione TIM;

–	representation of the Company and the Group in external relations with the authorities, institutions and investors;

•

to the Deputy Executive Chairman: the deputy functions and organisational responsibility for the Security function, responsible—inter alia—for oversight of every activity and asset relevant for security and national defence purposes inside TIM and the other Italian Group companies (in particular, Telecom Italia Sparkle S.p.A. and Telsy S.p.A);

•	to the Chief Executive Officer, in addition to legal representation of the Company, pursuant to the Bylaws:

–

all the powers needed to accomplish acts pertinent to the company’s business, excepting those powers reserved to the Board of Directors and those delegated to the Executive Chairman and the Deputy Executive Chairman;

–

responsibility for the overall running of the Company and the Group, and therefore responsibility for defining, proposing to the Board of Directors and then implementing and developing strategic, industrial and financial plans;

–	responsibility for defining the arrangements and all organisational responsibilities to ensure the management and development of the business in Italy and South America.

During the Board meeting of March 22, 2018, Executive Deputy Chairman (and Chairman of the Strategy Committee) Giuseppe Recchi resigned, effective immediately. Franco Bernabè was appointed as Deputy Chairman and the Board reassigned to him the powers over the Security department and those activities and assets of the Company that are important from a defense and national security perspective.

There are no other TIM executive directors. As of April 9, 2018, TIM’s non-executive directors are: Camilla Antonini, Franco Bernabè, Ferruccio Borsani, Lucia Calvosa, Francesca Cornelli, Frederic Crepin, Dario Frigerio, Felicitè Herzog, Anna Jones, Marella Moretti, Hervé Philippe and Dario Vivarelli.

Item 10. Additional Information	Corporate Governance

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

With regard to the composition, both the Control and Risk Committee and the Nomination and Remuneration Committee are composed of non-executive directors the majority of which are required to be independent directors, including at least one drawn from a minority list; the Strategic Committee is composed of the Chair of the Board of Directors and the Chief Executive Officer (who ensure its coordination with the management of the Group), as well as non-executive directors with expertise in technology, organizational strategies and corporate finance.

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

On August 5, 2014 the Board of Directors approved a set of rules governing the activity of the Committee.

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

On August 5, 2014, the Board of Directors approved a set of rules governing the activity of the Committee.

For more information concerning the remuneration of directors and top management see “Item 6. Directors, Senior Management and Employees—6.6 Compensation of Directors, Officers and Members of the Board of Auditors”.

Strategic Committee

On July 26, 2016, the Board of Directors created and set up the Strategic Committee, which is governed in its entirety by the Company’s Corporate Governance Principles.

Accordingly the Strategic Committee shall:

•	ensure support on matters of strategic importance;

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

Item 10. Additional Information	Corporate Governance

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

Item 10. Additional Information	Corporate Governance

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

During 2017, there were 44 meetings of the Board of Statutory Auditors, seven of which were held jointly with the Control and Risk Committee. In addition, its members participated in the meetings of the Board of Directors and periodically received the reports from the executive directors, as provided in the above mentioned procedure.

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

Votes cast in the Shareholders’ Meeting are open, as the minutes of the meeting are required to evidence how attending shareholders voted.

Item 10. Additional Information	Corporate Governance

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

Item 10. Additional Information	Corporate Governance

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

After MAR came into force in July 2016, on February 3, 2017, the Board of Directors, notwithstanding the non-completion/non-adaptation of the Italian regulatory framework, approved the replacement of the aforementioned Procedure and its replacement with a new inside information and insider dealing procedure, currently being deployed. It remains understood that further changes may be made by the legislative bodies and/or Consob, which could require its modification (including in the short term).

The new procedure:

•

provides rules for the identification of inside information (defining criteria and responsibilities/processes). Decisions are to be taken with the necessary intervention of the General Counsel and Chief Financial Officer, for those aspects within their respective remits, and with the aim of making the judgement uniform;

•

confirms the extension of the safeguards to protect the confidentiality of inside information to information that still does not possess the requirements of precision, but which, if it should become precise, would qualify as inside information;

•

sets out the obligations and prohibitions deriving from access to inside information, or from the possibility of generating such information (which is a typical characteristic of insiders), emphasising the principle that knowledge and application of the regulation that applies to informed people and/or insiders are the personal responsibility of the respective recipients;

Item 10. Additional Information	Corporate Governance

•	provides rules for the phase of public disclosure (and delay in disclosure) of inside information, setting out the roles and responsibilities of the various subjects involved;

•

describes the ways in which the obligation to draw up lists of people who have access to inside information may be complied with, envisaging the activation of a specific supplementary section applicable only to those who have permanent access to all the Company information that qualifies as inside information (essentially: the Executive Directors and the departments structurally involved in the phase of establishing the inside nature of the information);

•	provides a series of operational references, principles of application and criteria for interpretation on the topic of insider dealing and the closed period;

•

sets out the legal penalty regime that applies in case of non-compliance with the relevant law, also setting out the contractual responsibility aspects of breaching this regime (and its possible consequences).

The Procedure is available on the Company’s website.

On October 13, 2017, Consob published a “Guidelines” document on the management of inside information, which contains “a possible reference prototype for the issuer, in part based on cogent provisions and in part based on Consob directions”, without prescriptive content. After a comparative analysis of the content of this document with those referred to in the internal procedures, the Company is considering whether or not to amend and/or supplement the latter.

With reference to the preparation of the financial statements for 2017, the procedures for the Preparation of the TIM 2017 annual report for Italian purposes and TIM 2017 Form 20-F provide for specific mechanisms of upward attestation by the people in charge of the various corporate structures involved in the process of gathering and handling data and drafting the document. This is aimed at giving adequate assurance and support to the senior officers, the Board of Auditors, the Control and Risk Committee and the Board of Directors as a whole in fulfilling their responsibility for oversight of the accuracy and timeliness of required disclosures.

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

10.4    DESCRIPTION OF CAPITAL STOCK

As of April 9, 2018, the subscribed and fully paid-up capital stock was equal to euros 11,677,002,855.10 divided into 15,203,122,583 Ordinary Shares and 6,027,791,699 Savings Shares, all without par value.

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

On March 23, 2017, the Board of Directors, by virtue of the powers granted by the Extraordinary Shareholders’ Meeting of April 16, 2014, resolved to increase the share capital by the maximum amount of 8,404,245.30 euros, through the issue of up to 15,280,446 new ordinary shares. these shares have a regular dividend entitlement, to be reserved to the assignees of 15,280,446 options under the scope of the 2014-2016 Stock Option Plan, with imputation to capital in the amount of 0.55 euros per share issued, at an issue price respectively of 0.94 euros, 0.99 euros, 1.01 euros or 1.15 euros, depending on when the respective options were assigned to each beneficiary. If not fully subscribed by March 24, 2020, the share capital will be increased by an amount equal to the subscriptions collected as at that date.

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

Item 10. Additional Information	Description of Capital Stock

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

If the net income is insufficient, the annual shareholders’ meeting is allowed to satisfy both the aforementioned preferential rights (privilege and enhancement) by distributing reserves, when available.

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

Item 10. Additional Information	Description of Capital Stock

not exceed 10% of the Company’s share capital. The Company may purchase its own Ordinary Shares or Savings Shares:

•	by means of a tender offer;

•	on regulated markets in accordance with trading methods laid down in the market rules, that do not permit the direct matching of buy orders with predetermined sell orders;

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

As of April 9, 2018, TIM owns 37,672,014 of its own Ordinary Shares, while the subsidiary Telecom Italia Finance S.A. holds another 126,082,374 Ordinary Shares, for a total of 1.08% of capital with voting rights.

Reporting Requirements and Restrictions on Acquisitions of Shares

Pursuant to Italian securities regulations any acquisition or sale of an interest in excess of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6%, 90% and in the voting shares of a listed company, must be notified to the listed company and to Consob within four trading days (defined as days on which Borsa Italiana is open) following the acquisition or sale. Consob must make such information public within three trading days from the notification.

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

Item 10. Additional Information	Description of Capital Stock

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

10.5    DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Following the Merger, Olivetti as the surviving company changed its name to “TIM S.p.A.”, succeeded to the Exchange Act registration of Old TIM and became subject to the foreign private issuer reporting requirements of the Exchange Act. TIM completed the listing of its Ordinary Share American Depositary Shares and Savings Share American Depositary Shares on the New York Stock Exchange. TIM has entered into two Deposit Agreements among the Company, JPMorgan Chase Bank, as Depositary, and the registered Holders from time to time of ADRs issued thereunder. The first such Deposit Agreement, dated as of November 16, 2017, provides for the deposit of Ordinary Shares in registered form, with no par value and the issuance of the Ordinary Share ADSs; the second such Deposit Agreement, also dated as of November 16 , 2017 provides for the deposit of Savings Shares in registered form, with no par value and the issuance of the Savings Share ADSs. Because these agreements are otherwise substantially identical, such agreements (including all exhibits and amendments thereto) are referred to herein as the “Deposit Agreement”, deposited Shares as well as deposited Savings Shares are referred to as “Shares”, and the Ordinary Share ADSs or Savings Share ADSs, as the case may be, are referred to as the “ADSs”. The following is a summary of the material provisions of the Deposit Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the “Principal New York Office”), which is presently located at 4 New York Plaza, New York, New York 10004. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

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

Deposit, Issuance, Transfer and Withdrawal

In connection with the deposit of Shares in accordance with the Deposit Agreement, the Depositary or the Custodian may require the following in a form satisfactory to it: (a) a written order directing the Depositary to issue to, or upon the written order of, the person or persons designated in such order a Direct Registration ADR or ADRs evidencing the number of ADSs representing such deposited Shares (a “Delivery Order”); (b) proper endorsements or duly executed instruments of transfer in respect of such deposited Shares; (c) instruments assigning to the Depositary, the Custodian or a nominee of either any distribution on or in respect of such deposited Shares or indemnity therefor; and (d) proxies entitling the Depositary or the Custodian to vote such deposited Shares. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to the terms and conditions of the Deposit Agreement of the form of ADR, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Depositary, the Custodian or a nominee of either, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary for the benefit of Holders of ADRs (to the extent not prohibited by law) at such place or places and in such manner as the Depositary shall determine. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement. To the extent that the provisions of or governing the Shares make delivery of certificates therefor impracticable, Shares may be deposited by such delivery thereof as the Depositary or the Custodian may reasonably accept, including, without limitation, by causing them to be credited to an account maintained by the Custodian for such purpose with the Company or an accredited intermediary, such as a bank, acting as a registrar for the Shares, together with delivery of the documents, payments and Delivery Order referred to in the Deposit Agreement to the Custodian or the Depositary.

After any such deposit of Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and

Item 10. Additional Information	Description Of American Depositary Receipts

expense of the person making the deposit, by SWIFT, cable, telex or facsimile transmission. After receiving such notice from the Custodian, the Depositary, subject to the Deposit Agreement, shall properly issue at the Transfer Office, to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled.

Subject to the other provisions of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office (as defined in the Deposit Agreement) only against deposit of: (a) Shares in a form satisfactory to the Custodian; (b) rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions; or (c) in accordance with the next paragraph.

In its capacity as Depositary, the Depositary shall not lend Deposited Securities; provided, however, that, unless requested by the Company to cease doing so during periods necessary in order to enable compliance with applicable law, the Depositary may issue ADSs prior to the receipt of Shares (each such transaction a “Pre-Release”). The Depositary may receive ADSs in lieu of Shares (which ADSs will promptly be canceled by the Depositary upon receipt by the Depositary). Each such Pre-Release will be subject to a written agreement whereby the person or entity (the “Applicant”) to whom ADSs are to be delivered (a) represents that at the time of the Pre-Release the Applicant or its customer owns the Shares that are to be delivered by the Applicant under such Pre-Release, (b) agrees to indicate the Depositary as owner of such Shares in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (c) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares, and (d) agrees to any additional restrictions or requirements that the Depositary deems appropriate. Each such Pre-Release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate, terminable by the Depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs involved in such Pre-Release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to Pre-Released ADSs outstanding), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs involved in Pre-Release with any one person on a case-by-case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with Pre-Release transactions, but not the earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

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

Every person depositing Shares under the Deposit Agreement represents and warrants that (a) such Shares and the certificates therefor are duly authorized, validly issued and outstanding, fully paid, non-assessable and legally obtained by such person (b) all pre-emptive and comparable rights, if any, with respect to such Shares have been validly waived or exercised, (c) the person making such deposit is duly authorized so to do, (d) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim and (e) such Shares (A) are not “restricted securities” as such term is defined in Rule 144 under the Securities Act of 1933 (“Restricted Securities”) unless at the time of deposit the requirements of paragraphs (c), (e), (f) and (h) of Rule 144 shall not apply and such Shares may be freely transferred and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. To the extent the person depositing Shares is an “affiliate” of the Company as such term is defined in Rule 144, the person also represents and warrants that upon the sale of the ADSs, all of the provisions of Rule 144 which enable the Shares to be freely sold (in the form of ADSs) will be fully complied with and, as a result thereof, all of the ADSs issued in respect of such Shares will not be on the sale thereof, Restricted Securities. Such representations and warranties shall survive the deposit and withdrawal of Shares and the issuance and cancellation of ADSs in respect thereof and the transfer of such ADSs. The Depositary may refuse to accept for such deposit any Shares

Item 10. Additional Information	Description Of American Depositary Receipts

identified by the Company in order to facilitate compliance with the requirements of the Securities Act of 1933 or the Rules made thereunder. The Depositary will not knowingly accept for deposit under the Deposit Agreement any Shares required to be registered under the Securities Act of 1933 and not so registered.

Subject to the terms and conditions of the Deposit Agreement, upon surrender of (i) a certificated ADR in a form satisfactory to the Depositary at the Transfer Office or (ii) proper instructions and documentation in the case of a Direct Registration ADR, the Holder is entitled to delivery at, or to the extent in dematerialized form from, the Custodian’s office of the Deposited Securities at the time represented by the ADSs evidenced by the ADR, provided that the Depositary may deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities, including ADSs which were issued as per above but for which Shares may not have been received (until such ADSs are actually deposited, “Pre-released Shares”) only if all the conditions in the Deposit Agreement related to such Pre-Release are satisfied). At the request, risk and expense of the Holder hereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder. Notwithstanding any other provision of the Deposit Agreement or the ADR, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933.

Distributions on Deposited Securities

Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute to each Holder entitled thereto on the record date set by the Depositary therefor at such Holder’s address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder’s ADRs: (a) Cash. Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in this paragraph (“Cash”), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. (b) Shares. (i) Additional ADRs evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a “Share Distribution”) and (ii) U.S. dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash. (c) Rights. (i) Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities (“Rights”), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non-transferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse). (d) Other Distributions. (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash. The Depositary reserves the right to utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities hereunder. Such division, branch and/or affiliate may charge the Depositary a fee in connection with such sales, which fee is considered an expense of the Depositary contemplated above and/or according to the terms and conditions of the Deposit Agreement. Any U.S. dollars available will be distributed by checks drawn on a bank in

Item 10. Additional Information	Description Of American Depositary Receipts

the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the Depositary in accordance with its then current practices. All purchases and sales of securities will be handled by the Depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the Depositary shall be solely responsible for.

Disclosure of Interests

To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADRs agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable Company instructions in respect thereof. The Company reserves the right to instruct Holders to deliver their ADSs for cancellation and withdrawal of the Deposited Securities so as to permit the Company to deal directly with the Holder thereof as a holder of Shares and Holders agree to comply with such instructions. The Depositary agrees to cooperate with the Company in its efforts to inform Holders of the Company’s exercise of its rights under this paragraph and agrees to consult with, and provide reasonable assistance without risk, liability or expense on the part of the Depositary, to the Company on the manner or manners in which it may enforce such rights with respect to any Holder.

Record Dates

The Depositary may, after consultation with the Company if practicable, fix a record date (which, to the extent applicable, shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be responsible for the fee assessed by the Depositary for administration of the ADR program and for any expenses according to the terms and conditions of the Deposit Agreement as well as for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such Holders shall be so entitled or obligated.

Voting of Deposited Securities

Subject to the next sentence, as soon as practicable after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS record date in accordance with the terms and conditions of the Deposit Agreement in respect of such meeting or solicitation of consent or proxy. The Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least 30 days prior to the date of such vote or meeting) and at the Company’s expense and provided no legal prohibitions exist, distribute to Holders a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each Holder on the record date set by the Depositary therefor will, subject to any applicable provisions of Italian law and of the Company’s Certificate of Incorporation and By-laws, be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder’s ADRs; (c) if applicable, a statement as to the manner in which such Holders may request a certificate for such meeting attesting that beneficial ownership of the related Shares is in the name of the Holders and therefore enabling them to exercise voting rights with respect to the Shares represented by their ADSs without the use of Voting Proxy Cards as defined hereinafter (the “Certificate”) (d) if applicable, a proxy card (the “Voting Proxy Card”) pursuant to which such Holder may appoint the Depositary (with power of substitution) as his or her proxy to vote at such meeting in accordance with the directions set out in such Voting Proxy Card as hereinafter described, and (e) such other information, including any such modification to the foregoing procedures as agreed between the Depositary and the Company.

The Voting Proxy Card will, among other things, require the Holder to set forth its name and the number of such Holder’s ADSs, authorize the Depositary (or the broker, custodian or other nominee holding such Holders’ ADRs) to prohibit any transfers of Shares evidenced by such ADRs for a period of time (i) as set forth by applicable provisions (if any) of Italian laws and regulations and/or applicable provisions (if any) of the Company’s

Item 10. Additional Information	Description Of American Depositary Receipts

Certificate of Incorporation and By-laws and in any case (ii) beginning from the issuance of the Certificate for such meeting and ending at the end of the day on the date upon which such meeting is held with a quorum (the “Blocked Period”) and authorize the Depositary to request the Custodian to cause the name and address of such Holder to be registered in the Share register of the Company during such Blocked Period and to issue or cause to be issued a Certificate for such meeting during such Blocked Period in respect of the number of Shares represented by such Holder’s ADSs.

Upon actual receipt by the ADR department of the Depositary of instructions of a Holder on such record date in the manner and on or before the time established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under any applicable provisions of Italian law and the Company’s Certificate of Incorporation and By-laws to vote or cause to be voted the Shares represented by the ADSs evidenced by such Holder’s ADRs in accordance with any nondiscretionary instructions set forth in such Voting Proxy Card. Voting instructions will not be deemed received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as Depositary, prior to such time.

A Holder desiring to exercise voting rights with respect to the Shares represented by its ADSs without the use of Voting Proxy Cards may do so by (A) depositing its ADRs in a blocked account with the Depositary until the completion of such meeting and (B) instructing the Depositary to (x) furnish the Custodian with the name and address of such Holder, the number of ADSs represented by ADRs held by such Holder and any other information required in accordance with Italian law or the Company’s Certificate of Incorporation and By-laws, (y) notify the Custodian of such deposit, and (z) instruct the Custodian to issue a Certificate for such meeting, and to give notice to the Company of such Holder’s intention to vote the Shares underlying its ADRs. By giving the instructions set forth under point (B) above, Holders will be deemed to have authorized the Custodian to prohibit any transfers of the related Shares for the Blocked Period. Each Holder understands and agrees that a precondition for the issue of the Certificate for a specific meeting by the Custodian may be that beneficial ownership of the related Shares has been in the name of the Holder for a specific number of days prior to the date of the meeting according to applicable provisions (if any) of Italian laws and regulations and/or applicable provisions (if any) of the Company’s Certificate of Incorporation and By-laws.

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

Notwithstanding the foregoing, the Depositary is instructed to also allow Holders to electronically or telephonically provide the information required and/or sought in a Voting Proxy Card and to electronically or telephonically provide voting instructions with respect to any meeting of shareholders. Any such electronic and/or telephonic instructions shall be valid if timely received by the Depositary.

The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities.

There can be no assurance that Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

Notwithstanding anything contained in the Deposit Agreement or any ADR, the Depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the Depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of Deposited Securities, distribute to the Holders a notice that provides Holders with, or otherwise publicizes to Holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials). Holders are requested to forward their voting instructions as soon as possible and in any event prior to the deadline established from time to time.

Inspection of Transfer Books

The Depositary or its agent will keep, at a designated transfer office (the “Transfer Office”), (a) a register (the “ADR Register”) for the registration, registration of transfer, combination and split-up of ADRs, and, in the case of

Item 10. Additional Information	Description Of American Depositary Receipts

Direct Registration ADRs, shall include the Direct Registration System, which at all reasonable times will be open for inspection by Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter relating to the Deposit Agreement.

Reports and Available Information

The Deposit Agreement, the provisions of or governing Deposited Securities and any written communications from the Company, which are both received by the Custodian or its nominee as a holder of Deposited Securities and made generally available to the holders of Deposited Securities, are available for inspection by Holders at the offices of the Depositary and the Custodian and at the Transfer Office. The Depositary will distribute copies of such communications (or English translations or summaries thereof) to Holders when furnished by the Company. The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly files certain reports with the United States Securities and Exchange Commission (the “Commission”). Such reports and other information may be inspected and copied through the Commission’s EDGAR system or at public reference facilities maintained by the Commission located at the date hereof at 100 F Street, NE, Washington, DC 20549.

On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary a copy thereof in English or with an English translation or summary. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions (other than copies of Italian laws and/or regulations) of or governing the Shares and any other Deposited Securities issued by the Company and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy (in English or with an English translation) of such provisions (other than copies of Italian laws and/or regulations) as so changed. The Depositary and its agents may rely upon the Company’s delivery of all such communications, information and provisions for all purposes of the Deposit Agreement and the Depositary shall have no liability for the accuracy or completeness of any thereof.

Changes Affecting Deposited Securities

Subject to the terms and conditions of the Deposit Agreement, the Depositary may, in its discretion, and shall if reasonably requested by the Company, amend the ADR or distribute additional or amended ADRs (with or without calling the ADR for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and the Depositary is hereby authorized to surrender any Deposited Securities to any person and, irrespective of whether such Deposited Securities are surrendered or otherwise cancelled by operation of law, rule, regulation or otherwise, to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS evidenced by the ADR shall automatically represent its pro rata interest in the Deposited Securities as then constituted. Promptly upon the occurrence of any of the aforementioned changes affecting Deposited Securities, the Company shall notify the Depositary in writing of such occurrence and as soon as practicable after receipt of such notice from the Company, may instruct the Depositary to give notice thereof, at the Company’s expense, to Holders in accordance with the provisions hereof. Upon receipt of such instruction, the Depositary shall give notice to the Holders in accordance with the terms thereof, as soon as reasonably practicable.

Amendment and Termination of Deposit Agreement

Subject to the terms and conditions of the Deposit Agreement, the ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise

Item 10. Additional Information	Description Of American Depositary Receipts

prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement and the ADRs as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or Shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to prejudice any substantial rights of Holders. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement or the form of ADR to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance. Notice of any amendment to the Deposit Agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the Holders identifies a means for Holders to retrieve or receive the text of such amendment (i.e., upon retrieval from the U.S. Securities and Exchange Commission’s, the Depositary’s or the Company’s website or upon request from the Depositary).

The Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and the ADR by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the Depositary shall have resigned or shall have been removed as Depositary hereunder, notice of such termination by the Depositary shall not be provided to Holders unless a successor depositary shall not be operating hereunder within 60 days of the date of such resignation or the Company’s written notice of removal. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADR, except to receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADR, except to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

Appointment.

Each Holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the Deposit Agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the Deposit Agreement and the applicable ADR(s), and (b) appoint the Depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the Deposit Agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the Deposit Agreement and the applicable ADR(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Charges of Depositary

The Depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in the Deposit Agreement), issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities, and (ii) each person surrendering ADSs for

Item 10. Additional Information	Description Of American Depositary Receipts

withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. The following additional charges shall be incurred by the Holders, by any party depositing or withdrawing Shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs pursuant to the terms and conditions of the Deposit Agreement), whichever is applicable (i) a fee of U.S.$0.05 or less per ADS for any Cash distribution made pursuant to the Deposit Agreement, (ii) a fee of U.S.$1.50 per ADR or ADRs for transfers made pursuant to the Deposit Agreement, (iii) a fee for the distribution or sale of securities pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this paragraph treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto, (iv) an aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and (v) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the Custodian and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions). The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and (iv) in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. (“JPMorgan”) shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. JPMorgan and/or its agent may act as principal for such conversion of foreign currency. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary. For further details see https://www.adr.com

The Depositary may make available to the Company a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as the Company and the Depositary may agree from time to time.

The right of the Depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the Deposit Agreement. As to any Depositary, upon the resignation or removal of such Depositary, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

Taxes

If any tax or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the Custodian or the Depositary with respect to the ADR, any Deposited Securities represented by the

Item 10. Additional Information	Description Of American Depositary Receipts

ADSs evidenced hereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder to the Depositary and by holding or having held an ADR the Holder and all prior Holders, jointly and severally, agree to indemnify, defend and save harmless each of the Depositary and its agents in respect thereof. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination hereof or, subject to the terms and conditions of the Deposit Agreement, any withdrawal of such Deposited Securities until such payment is made. The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the Holder hereof any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder hereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder remaining liable for any deficiency, and shall reduce the number of ADSs evidenced hereby to reflect any such sales of Shares. In connection with any distribution to Holders, the Company or its agents will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company or its agents; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or the Custodian. The Depositary will forward to the Company such information from its records as the Company may reasonably request to enable the Company to file any necessary reports with governmental authorities or agencies. If the Depositary determines that any distribution in property other than cash (including Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto. Each Holder of an ADR or an interest therein agrees to indemnify the Depositary, the Company, the Custodian and any of their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

See “—10.6 Taxation” for additional information on tax issues relating to ADRs.

Exoneration

The Depositary, the Company, their agents and each of them shall: (a) incur no liability to Holders or beneficial owners of ADSs (i) if any present or future law, rule, regulation, fiat, order or decree of the United States, the Republic of Italy or any other country or jurisdiction, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any Deposited Securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond its direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement or the ADR provides shall be done or performed by it or them (including, without limitation, voting pursuant to the terms and conditions of the Deposit Agreement), or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADR (including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable); (b) assume no liability to Holders or beneficial owners of ADSs except to perform its obligations to the extent they are specifically set forth in the ADR and the Deposit Agreement without gross negligence or willful misconduct; (c) in the case of the Depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADR; (d) in the case of the Company and its agents hereunder be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADR, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required; or (e) not be liable to Holders or beneficial owners of ADSs for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it to be competent to give such advice or information. The Depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. The Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any Custodian that is not a branch or affiliate of JPMorgan

Item 10. Additional Information	Description Of American Depositary Receipts

Chase Bank, N.A. The Depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale. Notwithstanding anything to the contrary contained in the Deposit Agreement (including the ADRs), subject to the penultimate sentence of this paragraph, the Depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the Custodian except to the extent that the Custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with the standards prevailing in the jurisdiction in which the Custodian is located. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by them to be genuine and to have been signed, presented or given by the proper party or parties. The Depositary shall be under no obligation to inform Holders or any other holders of an interest in any ADSs about the requirements of Italian law, rules or regulations or any changes therein or thereto. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary may rely upon instructions from the Company or its counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. Notwithstanding anything to the contrary set forth in the Deposit Agreement or an ADR, the Depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the Deposit Agreement, any Holder or Holders, any ADR or ADRs or otherwise related hereto or thereto to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. None of the Depositary, the Custodian or the Company shall be liable for the failure by any Holder or beneficial owner to obtain the benefits of credits or refunds of non-U.S. tax paid against such Holder’s or beneficial owner’s income tax liability. The Depositary and the Company shall not incur any liability for any tax or tax consequences that may be incurred by Holders or beneficial owners on account of their ownership or disposition of the ADRs or ADSs. The Depositary shall not incur any liability for the content of any information submitted to it by or on behalf of the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from the Company. The Depositary shall not be liable for any acts or omissions made by a successor depositary. By holding an ADS or an interest therein, Holders and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving the Company or the Depositary, arising out of or based upon the Deposit Agreement, the ADSs or the transactions contemplated herein, therein or hereby, may only be instituted in a state or federal court in New York, New York, and by holding an ADS or an interest therein each irrevocably waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify the Company under certain circumstances. Neither the Company, the Depositary nor any of their respective agents shall be liable to Holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought. No disclaimer of liability under the Securities Act of 1933 is intended by any provision hereof.

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

Taxation of non-resident taxpayers. Introduction

As a general principle, non-resident taxpayers are liable for Italian income tax with respect to income that is treated as arising in Italy, unless such income is subject to a final withholding tax deducted by the payer of the income. Specifically, by means of a new measure that applies to dividends received starting on January 1, 2018 and to capital gains realized starting on January 1, 2019, dividends and capital gains derived from the holding and disposal of both substantial and non-substantial participations (as defined below) by individual Italian tax resident, not holding such participations in a business capacity but as an investment, are taxed through a final withholding tax or substitute tax of 26 percent (previously, such treatment only applied with respect to the holding and disposal of non-substantial participations). However, the previous regime (only affecting resident shareholders) applies to dividends paid out of profits realized until the fiscal year ongoing on December 31, 2017 (i.e. 2017 for taxpayers whose fiscal year coincides with the calendar year) and declared between January 1, 2018 and December 31, 2022.

Dividends taxation

Dividends paid either to holders of Ordinary Shares and applicable ADSs or to holders of Savings Shares and applicable ADSs, who are not Italian tax residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a final withholding tax at a rate of 26 percent (the rate was increased from 20 to 26 percent by Law Decree No. 66 of April 24, 2014, converted with amendments into Law No. 89 of June 23, 2014 and applies on dividends paid from July 1, 2014 onwards, even in case the relevant distribution resolution was adopted before the above mentioned date). The obligation to withhold such tax is imposed on the resident company or the authorized intermediary paying the dividends, as applicable.

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

Item 10. Additional Information	Taxation

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

The withholding agent (i.e., the authorized intermediary/Depositary) may apply the Treaty rate directly if the recipient, as the beneficial owner of TIM Shares or ADSs, provides, before the dividend is paid (in accordance with the relevant instructions about timing and modalities generally provided for by the Depositary), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following documentation:

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

Capital Gains Tax

Capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposal of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. However, capital gains realized by non-resident holders on the sale of non-substantial participations (as defined below) in companies whose shares or ADSs are listed on a stock exchange and resident in Italy for tax purposes (as is the case for TIM) are not subject to CGT.

Item 10. Additional Information	Taxation

A “substantial participation” consists of securities (except for Savings Shares and applicable ADSs) that: (i) entitle the holder to exercise more than 2 percent of the voting rights of a company with shares listed on a stock exchange (TIM is such a company) in the ordinary meeting of the shareholders; or (ii) represent more than 5 percent of the share capital of a company with shares listed on a stock exchange (TIM is such a company). A “non-substantial participation” is any shareholding that does not meet the above mentioned requirements to be qualified as a “substantial participation”.

The relevant percentage is calculated taking into account the shareholdings sold during the prior 12-month period (the period starting from the day on which the taxpayer holds shareholding higher than the abovementioned percentages of 2 or 5 percent).

Pursuant to the Treaty, a U.S. resident will not be subject to Italian CGT on a sale of substantial participations unless the TIM Shares or ADSs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell TIM Shares or ADSs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty provisions have been satisfied if CGT would otherwise be applicable.

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

Item 10. Additional Information	Taxation

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

The tax is determined proportionally by applying a percentage rate to the value of the counter value of the transaction that varies in relation to the market on which the transaction is carried out. The standard FTT rate is:

–	0.20 percent (exceptionally increased to 0.22 percent only for 2013) for over-the-counter transactions; and

–	0.10 percent (exceptionally increased to 0.12 percent only for 2013) for transactions executed on regulated markets or in multilateral trading facilities established in (i) an EU Member State, (ii) in

Item 10. Additional Information	Taxation

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

Non-residents involved in a financial transaction are deemed to be the purchasers or the final counterparty of the execution order, if established in a State which does not fulfill the exchange of information requirements. In order to identify the uncooperative countries for FTT purposes, reference shall be made to ITA Protocol No. 84383 of May 30, 2016 (as subsequently modified and integrated) that conversely provides a list of States that fulfill the exchange information requirements.

On December 15, 2017, ITA issued Protocol No. 294475, approving the new FTT return form and related instructions. The FTT return must be electronically filed by March 31 of each year (with respect to FTT paid over the previous year), but no return needs to be filed if the FTT paid does not exceed 50 euros. Non-residents may file the FTT return through their Italian permanent establishment or through an appointed tax representative. Non-residents without a permanent establishment in Italy and who have not appointed a tax representative in Italy but directly identified in Italy (i.e. non resident who applied for the assignment of an Italian Tax Indentification Number) as an alternative to the electronic submission, can file the FTT declaration by shipment carried out from abroad, using registered letter or other equivalent means, provided that the shipping date can be determined with certainty from them(11). The return form and related instructions are available on the ITA website (“www.agenziaentrate.gov.it” or “www.finanze.gov.it”).

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

[11]

If sent from abroad, the return must be placed in a fitting envelope of a size suitable to contain it without folding it. The envelope must be addressed to the Revenue Agency, Venice Operations Center, via Giorgio De Marchi n. 16, 30175 Marghera (VE)—Italy. The declarant’s Italian tax identification number must be indicated on the envelope along with the following words “Contiene dichiarazione Modello FTT” (“It contains FTT Form declaration”).

Item 10. Additional Information	Taxation

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of TIM stock by vote or value;

•	persons who acquired TIM Shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding TIM Shares in connection with a trade or business conducted outside of the United States.

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

Item 10. Additional Information	Taxation

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

Taxation of capital gains

A U.S. Holder will generally recognize U.S.-source capital gain or loss on the sale or other disposition of TIM Shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder held the TIM Shares or ADSs for more than one year. The amount of gain or loss will be equal to the difference between the gross amount realized and the U.S. Holder’s adjusted tax basis in the TIM Shares or ADSs, in each case as determined in U.S. dollars. Any Italian capital gains tax imposed on dispositions of TIM Shares or ADSs generally will not be creditable against a U.S. Holder’s federal income tax liability. U.S. Holders should consult their own tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

TIM believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for 2017. However, since PFIC status depends upon the composition of TIM’s income and assets and the market value of TIM’s assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that TIM will not be a PFIC for any taxable year. If TIM were a PFIC for any taxable year during which a U.S. Holder held TIM Shares or ADSs, certain adverse tax consequences could apply to the U.S. Holder.

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

Item 10. Additional Information	Taxation

Subject to certain exceptions, U.S. Holders who are individuals or certain specified entities may be required to report information relating to securities of non-U.S. companies, or non-U.S. accounts through which they are held. U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership or disposition of TIM Shares or ADSs.

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

Item 12D.    AMERICAN DEPOSITARY SHARES

Description of fees and charges paid by ADR Holders

As provided for in the American Depositary Receipt included as Exhibit A to the Deposit Agreement between JP Morgan Chase Bank, as depositary (the “Depositary”), TIM S.p.A. and Holders of American Depositary Receipts dated as of November 16, 2017, holders of American Depositary Shares may be charged, directly or indirectly, the following amounts in relation to the ownership of depositary receipts held in the Company’s ADR Program, which amounts are payable to the Depositary.

Item 12. Description Of Securities Other Than Equity Securities

Category of Service	Depositary Actions	Associated Fee

a) Deposit of underlying shares or surrender of ADRs

Each person to whom ADSs are issued, including without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (1) or issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities.

Each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason.

U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be).

b) Deposit, withdrawal or surrender of ADSs by any Party or issue of ADSs to such Party

The following additional charges shall be incurred by the Holders by any party depositing or withdrawing Shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs pursuant to paragraph (10) of the Deposit Agreement), whichever is applicable.

(i) a fee of U.S.$0.05 or less per ADS for any Cash distribution made pursuant to the Deposit Agreement.

(ii) a fee of U.S.$1.50 per ADR or ADRs for transfers made pursuant to paragraph (3) of the Deposit Agreement.

(iii) a fee for the distribution or sale of securities pursuant to paragraph (10) of the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this paragraph treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto.

c) Services performed by the Depositary in administering the ADRs

Services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions).

An aggregate fee of U.S.$0.05 per ADS per calendar year (or portion thereof).

d) Fees incurred by the Depositary	A fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents	Reimbursement of fees charges and expenses as incurred by the Depositary and/or any of its agents.

Item 12. Description Of Securities Other Than Equity Securities

Category of Service	Depositary Actions	Associated Fee

(including, without limitation, the Custodian and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions).

e) Expenses by the Depositary	Expenses incurred on behalf of Holders in connection with:

	(i) stock transfer or other taxes and other governmental charges	As necessary

	(ii) SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities	US $20.00 per transaction

(iii)  in connection with the conversion of foreign currency into U.S. dollars, the Depositary shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. The Depositary and/or its agent may act as principal for such conversion of foreign currency. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary.

As necessary

(1)

The Depositary may sell (by public or private sale) sufficient securities and property received in respect of such share distributions, rights and other distributions prior to such deposit to pay such charge.

Item 12. Description Of Securities Other Than Equity Securities

Direct and indirect payments made by JP Morgan Chase Bank to TIM in relation to the Company’s ADR program

Pursuant to the Letter Agreement signed on November 20, 2017 (effective January 1, 2017) between TIM S.p.A. and J.P. Morgan Chase Bank N.A., as Depositary, J.P. Morgan has agreed to pay TIM an annual Contribution which will be calculated according to the mechanism set out in paragraph 1 of the Letter Agreement (“Obligations of the Depositary and the Company”).

For the contract year 2017, the Contribution paid by J.P. Morgan to TIM was equal to US$717,500.

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

Item 15.    CONTROLS AND PROCEDURES

15.1.    DISCLOSURE CONTROLS AND PROCEDURES

The Company, under the supervision of the Executive Chairman, Chief Executive Officer and of the Head of Administration, Finance and Control, according to the Company’s 404 Process guidelines (revised also to meet the reporting requirements set forth by article 154-bis of the Italian Legislative Decree 58/1998; the aforementioned Italian rule provides for a special report broadly corresponding in scope to the certifications and the management’s report on internal control over financial reporting required by the Sarbanes Oxley Act) performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2017. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Executive Chairman, Chief Executive Officer and the Company’s Head of Administration, Finance and Control concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

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

The Company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2017. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework-2013.

Based on management’s assessment, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting is effective based on those criteria.

PricewaterhouseCoopers S.p.A., the independent registered public accounting firm that audited the consolidated financial statements included in this annual report, has audited the effectiveness of internal control over financial reporting as of December 31, 2017. Their attestation report on internal control over financial reporting is included herein.

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

Item 16A. Audit Committee Financial Expert Item 16B. Code Of Ethics And Conduct

Item 16.    [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Auditors in office as of April 9, 2018 determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see “Item 6. Directors, Senior Management and Employees—6.3 Board of Auditors”.

Item 16B. CODE OF ETHICS AND CONDUCT

On March 23, 2004, TIM adopted its Code of Ethics and Conduct which applies - among the others - to the Company’s members of the corporate bodies, (included the Executive Chairman and the Chief Executive Officer), to the management (included the Chief Financial Officer), as well as to all the Group’s employees in and outside Italy; the suppliers of the Company are required to accept and apply it, too. The Code of Ethics and Conduct has subsequently been amended from time to time by the Board of Directors, which acted on the basis of opinions by the Control and Risk Committee and the Board of Statutory Auditors, in order to conform it to the developments in the applicable law and market regulations, taking into account national and international best practices. The Code of Ethics and Conduct in force is available on TIM’s website at www.telecomitalia.com. See also under “Item 16G. Corporate Governance—16G.1 Differences in TIM’s Corporate Governance and New York Stock Exchange Corporate Governance Practices” and “Item 10. Additional Information—10.1 Corporate Governance”.

Item 16C. Principal Accountant Fees And Services

Item 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year ended December 31, 2017, PricewaterhouseCoopers S.p.A. served as TIM’s independent auditor.

“PricewaterhouseCoopers” means PricewaterhouseCoopers S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the PricewaterhouseCoopers network.

The following table sets forth the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers in 2017 and in 2016.

	Fiscal year ended December 31,
Type of Fees	2017	2016
	(thousands of euros)
Audit Fees(1)	6,936	6,718
Audit-related Fees(2)	373	93

Total(*)	7,309	6,811

(1)

Audit fees consist of fees billed for professional services in connection with audits of TIM’s annual financial statements, reviews of interim financial statements as well as comfort letters issued in relation to capital market transactions, agreed upon procedures for certain financial statement areas, included those required for some transactions by regulations in Italy and abroad.

(2)	Audit-related fees consist of fees billed for professional services rendered in connection with assurance and related services not included under “Audit Fees”.

(*)

Total aggregate fees for professional services and other services rendered by PricewaterhouseCoopers don’t include 0.6 million euros in 2016) incurred by the TIM Brasil group for the review by the PricewaterhouseCoopers Network of the service quality imposed by the Brazilian Authority ANATEL.

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

During 2017 and as a result of the above mentioned new legislation, TIM, together with its Board of Auditors, adopted the “Guidelines for the Assignments to the Independent Auditor” (the “Group Procedure”) which are currently in force.

The above mentioned Group Procedure provides instructions, among other things, for the following:

•	assignment to audit the Company’s financial statements: the assignment is authorized by TIM’s shareholders’ meeting, acting on a reasoned proposal from the Board of Auditors;

•	additional assignments: the commissioning of non-prohibited additional assignments by TIM and its subsidiaries is subject to the authorization by the TIM’s Board of Statutory Auditors.

An authorization is not granted if the service falls within a category of services not permitted by current law and regulation or if it is inconsistent with maintaining auditor independence.

The Group Procedure provides the following list (not exhaustive) of audit and permitted non-audit services which are subject to the authorization by the TIM Board of Auditors or, where applicable, by the relevant Audit Committees of the subsidiaries that are classified as SEC-registered, or PIEs. The latter determinations are endorsed by the TIM Board of Auditors, provided that they are made on the basis of rules compliant with the applicable regulations—including United States regulations—and in conformity with the Group Procedure in the matter:

Audit Services:

•	audit of the financial statements and reporting packages for consolidation of TIM’s subsidiaries;

•	review of the working papers of another auditor when necessary for the audit of the financial reports of TIM or companies it controls;

Item 16C. Principal Accountant Fees And Services

•	verification services for the issue of consent letters;

•	auditing of financial statements and/or balance sheets to be published in prospectuses and disclosure documents, offering memoranda and the like;

•

assistance with requests from the Commissione Nazionale per le Società e la Borsa (The Italian Companies and Stock Exchange Commission—CONSOB) and the US Securities and Exchange Commission (SEC) or any similar authorities;

•	auditing/control services in connection with the awarding of grants/loans or obtaining specific tax or social security contribution treatment;

•

verification of the conformity of so-called sustainability and social reports (similarly, this includes—if applicable—the Attestation Service on non-financial information in accordance with Italian Legislative Decree No. 254/2016);

•	issuance of comfort letters in relation to the implementation of extraordinary financial transactions;

•	reports and opinions requested by law to the Appointed Auditor;

•	various attestation services (including those for participating in tenders called by national and/or multi-national government entities).

Permitted Non-audit Services:

•	agreed procedures on regulatory accounting areas;

•	financial due diligence procedures on companies subject to sale and acquisition.

Furthermore, in accordance with the Group Procedure above, the Manager responsible for preparing the Company’s financial reports (who acts under the supervision of the TIM Board of Auditors) sends, on a quarterly basis, to the Board of Auditors and to the Control and Risk Committee, the information gathered on any Additional Assignments awarded.

Item 16D. Exemptions from the listing standards for Audit Committees Item 16E. Repurchases of equity securities Item 16F. Change In Registrant’s Certifying Accountant

Item 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please see “Item 10. Additional Information—10.1. Corporate Governance”.

Item 16E.    REPURCHASES OF EQUITY SECURITIES

From January 1, 2017, to December 31, 2017, no purchases of Ordinary Shares or Savings Shares were made by or on behalf of TIM or any affiliated company.

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

Article 147-ter of the Italian Consolidated Law on Finance requires boards, with more than seven members, to have at least two directors who meet the criteria set forth by Article 148 for the independence of the members of the Board of Statutory Auditors; in addition the Borsa Italiana Corporate Governance Code requires Boards of Directors to have an adequate number of independent members, and defines the criteria to be applied in determining independence. TIM’s Corporate Governance Principles incorporate by reference the same independence criteria set forth by the Borsa Italiana Code. Presently 10 out 15 members of the TIM Board qualify as independent, as they meet both the requirements set forth by Article 148, and the criteria set forth by the Borsa Italiana Corporate Governance Code.

Non-management Directors Meeting.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. Borsa Italiana’s Corporate Governance Code requires independent directors to meet at least once a year without management present.

TIM’s Corporate Governance Principles establish the position of Lead Independent Director. The position is intended to provide a point of reference and coordination for the needs and inputs of the independent directors and is entrusted with the power to call special meetings of independent members (Independent Directors’ Executive Sessions) to discuss, separately from the management, issues related to the working of the Board and the management of the business. In 2017 a total of 3 such sessions were held. The Lead Independent Director may use the Company’s support functions in performing his tasks. As of April 9, 2018 the position is held by Franco Bernabè. For further details, see also “Item 10. Additional information—10.1 Corporate Governance—Board of Directors—Executive Directors and Activities of the Board”.

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

For further details, see also “Item 10. Additional information—10.1 Corporate Governance—Board of Directors—Internal Committees”.

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

For further details, see also “Item 10. Additional information —10.1 Corporate Governance—Board of Directors—Internal Committees”.

Audit Committee.    US companies listed on the NYSE are required to establish an Audit Committee that satisfies the requirements of Rule 10A-3 under the 1934 Act.

The Board of Auditors, as permitted by Rule 10A-3, is performing the corresponding functions for TIM, which therefore is exempted from the requirement to have a separate audit committee.

A Rule 303A written affirmation to this end was submitted to the NYSE on May 10, 2017. For further details, see also “10.1 Corporate Governance—General—Board of Directors” and “Item 10. Additional information—10.1 Corporate Governance—Board of Auditors”.

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

TIM has adopted such a Code. See also under “Item 16B.—Code of Ethics and Conduct”.

Annual Certification by The Chief Executive Officer.    A chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards.

In accordance with NYSE listing rules applicable to foreign private issuers, TIM submitted its foreign private issuer annual written affirmation on May  10, 2017.

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

Item 19.    FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

(b) Exhibits

1.1     Bylaws of the Company.(1)

2.1   Deposit Agreements.

(a) Deposit Agreement dated as of November  16, 2017, among the Company, JPMorgan Chase Bank, as Depositary and the holders from time to time of American Depositary Receipts representing Ordinary Shares of the Company.

(b) Deposit Agreement dated as of November  16, 2017, among the Company, JPMorgan Chase Bank, as Depositary and the holders from time to time of American depositary Receipts representing Savings shares of the Company.

2.2    Trust deed dated January 23, 2004, between TIM (as Issuer and Guarantor), Telecom Italia Finance (as Issuer) and J.P. Morgan Corporate Trustee Services Limited relating to a 10  billion euros Medium Term Note Program. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.(2)

4.1 Public Telecommunications Authorization.(3)

(a) Decision No. 820/00/CONS of 11.22.2000. General Authorization, former individual license for installation and supply of public telecommunications network and for the provision to the public of a voice telephony service (modifications to the concessions and annexed conventions, ex SIP, Iritel and Italcable). (P)

7.1 Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS.

8.1	List of Subsidiaries.(4)

12(a) Certification by the Executive Chairman of TIM S.p.A.

12(b) Certification by the Chief Executive Officer of TIM S.p.A.

12(c) Certification by the Head of Administration, Finance and Control of TIM S.p.A.

Item 19. Financial Statements and Exhibits

13.1 Section  906 Certification submitted for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section  1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on April 12, 2017 (File No. 001-13882).

(2)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 10, 2004 (File No. 001-13882).

(3)	Incorporated by reference to the Exhibits filed with the Company’s Annual Report on Form 20-F on June 29, 2001 (File No. 001-13882). (P)

(4)	Please see “Note—List of Companies of the TIM Group” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Item 19. Financial Statements and Exhibits

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.p.A

By:	/s/ Amos Genish
Name:	Amos Genish
Title:	Chief Executive Officer

Dated April 16, 2018

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TIM SpA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of TIM SpA and its subsidiaries as of December 31, 2017 and December 31, 2016, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity, and statements of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing in Item 15.2. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Consolidated Financial Statements	Report Of Independent Registered Public Accounting Firm

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

/s/ PricewaterhouseCoopers SpA

Milan, Italy

April 16, 2018

We have served as the Company’s auditor since 2010.

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2017 AND DECEMBER 31, 2016—ASSETS

	Note	As of December 31, 2017	As of December 31, 2016
		(millions of euros)
NON-CURRENT ASSETS
Intangible assets
Goodwill	5	29,462	29,612
Intangible assets with a finite useful life	6	7,192	6,951

		36,654	36,563

Tangible assets	7
Property, plant and equipment owned		14,216	13,947
Assets held under finance leases		2,331	2,413

		16,547	16,360

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	8	17	18
Other investments	8	51	46
Non-current financial assets	9	1,768	2,698
Miscellaneous receivables and other non-current assets	10	2,422	2,222
Deferred tax assets	11	993	877

		5,251	5,861

TOTAL NON-CURRENT ASSETS (A)		58,452	58,784

CURRENT ASSETS
Inventories	12	290	270
Trade and miscellaneous receivables and other current assets	13	4,959	5,426
Current income tax receivables	11	77	94
Current financial assets	9
Securities other than investments, financial receivables and other current financial assets		1,430	1,908
Cash and cash equivalents		3,575	3,964

		5,005	5,872

Current assets sub-total		10,331	11,662

Discontinued operations /Non-current assets held for sale	14
of a financial nature		—	—
of a non-financial nature		—	—

TOTAL CURRENT ASSETS (B)		10,331	11,662

TOTAL ASSETS (A+B)		68,783	70,446

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Financial Position

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2017 AND DECEMBER 31, 2016—EQUITY AND LIABILITIES

	Note	As of December 31, 2017	As of December 31, 2016
		(millions of euros)
EQUITY	15
Share capital issued		11,677	11,677
Less: treasury shares		(90)	(90)

Share capital		11,587	11,587
Additional paid-in capital		2,094	2,094
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year		7,876	7,526

Equity attributable to owners of the Parent		21,557	21,207
Non-controlling interests		2,226	2,346

TOTAL EQUITY (A)		23,783	23,553

NON-CURRENT LIABILITIES
Non-current financial liabilities	16	28,108	30,469
Employee benefits	20	1,736	1,355
Deferred tax liabilities	11	265	293
Provisions	21	825	830
Miscellaneous payables and other non-current liabilities	22	1,678	1,607

TOTAL NON-CURRENT LIABILITIES (B)		32,612	34,554

CURRENT LIABILITIES
Current financial liabilities	16	4,756	4,056
Trade and miscellaneous payables and other current liabilities	23	7,520	7,646
Current income tax payables	11	112	637

Current liabilities sub-total		12,388	12,339

Liabilities directly associated with Discontinued operations/Non-current assets held for sale	14
of a financial nature		—	—
of a non-financial nature		—	—

TOTAL CURRENT LIABILITIES (C)		12,388	12,339

TOTAL LIABILITIES (D=B+C)		45,000	46,893

TOTAL EQUITY AND LIABILITIES (A+D)		68,783	70,446

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Separate Consolidated Income Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

		Year ended December 31,
	Note	2017	2016	2015
		(millions of euros)
Revenues	25	19,828	19,025	19,719
Other income	26	523	311	287

Total operating revenues and other income		20,351	19,336	20,006

Acquisition of goods and services	27	(8,388)	(7,793)	(8,532)
Employee benefits expenses	28	(3,626)	(3,106)	(3,589)
Other operating expenses	29	(1,208)	(1,083)	(1,491)
Change in inventories		35	9	(44)
Internally generated assets	30	626	639	656
Depreciation and amortization	31	(4,473)	(4,291)	(4,135)
Gains (losses) on disposals of non-current assets	32	11	14	336
Impairment reversals (losses) on non-current assets	33	(37)	(3)	(244)

Operating profit (loss)		3,291	3,722	2,963

Share of profits (losses) of associates and joint ventures accounted for using the equity method	8	(1)	(23)	1
Other income (expenses) from investments	34	(18)	7	10
Finance income	35	1,808	2,543	2,760
Finance expenses	35	(3,303)	(3,450)	(5,281)

Profit (loss) before tax from continuing operations		1,777	2,799	453
Income tax expense	11	(490)	(880)	(403)

Profit (loss) from continuing operations		1,287	1,919	50
Profit (loss) from Discontinued operations/Non-current assets held for sale	14	—	47	611

Profit (loss) for the year	36	1,287	1,966	661
Attributable to:
Owners of the Parent		1,121	1,808	(70)
Non-controlling interests		166	158	731

		Year ended December 31,
		2017	2016	2015
		(Euros)
Basic and Diluted Earnings Per Share (EPS)(*)	37
Ordinary Share		0.05	0.08	—
Savings Share		0.06	0.09	—
Of which:
From continuing operations attributable to Owners of the Parent
Ordinary Share		0.05	0.08	(0.01)
Savings Share		0.06	0.09	(0.01)

(*)	Basic EPS is equal to Diluted EPS.

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Comprehensive Income

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015 (see Note 15)

		Year ended December 31,
		2017	2016	2015
		(millions of euros)
Profit (loss) for the year	(A)	1,287	1,966	661

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		10	(33)	16
Income tax effect		(1)	7	(7)

	(B)	9	(26)	9

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—	—
Income tax effect		—	—	—

	(C)	—	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	D=(B+C)	9	(26)	9

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		63	46	(4)
Loss (profit) transferred to Separate Consolidated Income Statement		(62)	(37)	(57)
Income tax effect		2	(2)	18

	(E)	3	7	(43)

Hedging instruments:
Profit (loss) from fair value adjustments		(854)	(312)	1,536
Loss (profit) transferred to Separate Consolidated Income Statement		826	(80)	(983)
Income tax effect		(3)	90	(165)

	(F)	(31)	(302)	388

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(830)	852	(2,129)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		19	304	(1)
Income tax effect		—	—	—

	(G)	(811)	1,156	(2,130)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—	—
Loss (profit) transferred to Separate Consolidated Income Statement		—	—	—
Income tax effect		—	—	—

	(H)	—	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(I=E+F+G+H)	(839)	861	(1,785)

Total other components of the Consolidated Statement of Comprehensive Income	(K=D+I)	(830)	835	(1,776)

Total comprehensive income (loss) for the year	(A+K)	457	2,801	(1,115)
Attributable to:
Owners of the Parent		527	2,534	(807)
Non-controlling interests		(70)	267	(308)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED

DECEMBER 31, 2017, 2016 AND 2015

•	CHANGES IN EQUITY IN 2015 (see Note 15)

	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2014	10,634	1,725	75	(637)	(322)	(96)	—	6,689	18,068	3,516	21,584

Changes in equity in the year ended December 31, 2015:
Dividends approved								(166)	(166)	(125)	(291)
Total comprehensive income (loss) for the year			(43)	388	(1,091)	9		(70)	(807)	(308)	(1,115)
INWIT—effect of partial sale without losing control								279	279	560	839
Merger of Telecom Italia Media S.p.A. in TIM S.p.A.	7	6						(39)	(26)	17	(9)
Convertible Bond issue maturing 2022—Equity component								186	186		186
Grant of equity instruments	9							1	10		10
Other changes								10	10	35	45

Balance at December 31, 2015	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2016 (See Note 15)

	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2015	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249

Changes in equity in the year ended December 31, 2016:
Dividends approved								(166)	(166)	(38)	(204)
Total comprehensive income (loss) for the year			7	(302)	1,047	(26)		1,808	2,534	267	2,801
Disposal of the Sofora—Telecom Argentina group									—	(1,582)	(1,582)
Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	937	363							1,300		1,300
Grant of equity instruments								1	1		1
Other changes								(16)	(16)	4	(12)

Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Changes In Equity

•	CHANGES IN EQUITY IN 2017 (see Note 15)

	Share capital	Additional paid-in capital	Reserve for available-for- sale financial assets	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i=a+b+c+d+e+f+g+h)	(l)	(i+l)
	(millions of euros)
Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553

Changes in equity in the year ended December 31, 2017:
Dividends approved								(166)	(166)	(64)	(230)
Total comprehensive income (loss) for the year			3	(31)	(575)	9		1,121	527	(70)	457
Grant of equity instruments								(6)	(6)		(6)
Other changes					(14)			9	(5)	14	9

Balance at December 31, 2017	11,587	2,094	42	(582)	(955)	(104)	—	9,475	21,557	2,226	23,783

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2017, 2016 AND 2015

		Year ended December 31,
	Note	2017	2016	2015
		(millions of euros)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) from continuing operations		1,287	1,919	50
Adjustments for:
Depreciation and amortization		4,473	4,291	4,135
Impairment losses (reversals) on non-current assets (including investments)		50	6	253
Net change in deferred tax assets and liabilities		(147)	38	(45)
Losses (gains) realized on disposals of non-current assets (including investments)		(11)	(15)	(343)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		1	23	(1)
Change in provisions for employee benefits		437	(131)	389
Change in inventories		(30)	(10)	56
Change in trade receivables and net amounts due from customers on construction contracts		379	(310)	410
Change in trade payables		(605)	229	(481)
Net change in current income tax receivables/payables		(515)	581	13
Net change in miscellaneous receivables/payables and other assets/liabilities		80	(915)	634

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		5,399	5,706	5,070

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	6	(2,292)	(1,641)	(1,959)
Purchase of tangible assets	7	(3,477)	(3,467)	(4,761)

Total purchase of intangible and tangible assets on an accrual basis		(5,769)	(5,108)	(6,720)
Change in amounts due for purchases of intangible and tangible assets		455	450	1,294

Total purchase of intangible and tangible assets on a cash basis		(5,314)	(4,658)	(5,426)
Capital grants received		82
Acquisition of control of companies or other businesses, net of cash acquired		—	(10)	(5)
Acquisitions/disposals of other investments		(4)	(5)	(36)
Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)		466	175	(635)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		—	492	—
Proceeds from sale/repayments of intangible, tangible and other non-current assets		30	42	717

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(4,740)	(3,964)	(5,385)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		(1,188)	(437)	408
Proceeds from non-current financial liabilities (including current portion)		2,630	3,561	5,054
Repayments of non-current financial liabilities (including current portion)		(3,426)	(4,164)	(7,191)
Changes in hedging and non-hedging derivatives		997	—	—
Share capital proceeds/reimbursements (including subsidiaries)		16	4	186
Dividends paid		(235)	(227)	(204)
Changes in ownership interests in consolidated subsidiaries		(4)	—	845

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(1,210)	(1,263)	(902)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	14	—	(45)	(19)

AGGREGATE CASH FLOWS (E=A+B+C+D)		(551)	434	(1,236)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		3,952	3,216	4,910
Net foreign exchange differences on net cash and cash equivalents (G)		(155)	302	(458)

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		3,246	3,952	3,216

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Consolidated Statements Of Cash Flows

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
ADDITIONAL CASH FLOW INFORMATION:
Income taxes (paid) received	(1,100)	(218)	(363)

Interest expense paid	(2,899)	(2,306)	(5,145)

Interest income received	1,636	934	3,632

Dividends received	1	8	3

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents—from continuing operations	3,964	3,559	4,812
Bank overdrafts repayable on demand—from continuing operations	(12)	(441)	(19)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	98	117
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	3,952	3,216	4,910

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
Cash and cash equivalents—from continuing operations	3,575	3,964	3,559
Bank overdrafts repayable on demand—from continuing operations	(329)	(12)	(441)
Cash and cash equivalents—from Discontinued operations/Non-current assets held for sale	—	—	98
Bank overdrafts repayable on demand—from Discontinued operations/Non-current assets held for sale	—	—	—

	3,246	3,952	3,216

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 1—FORM, CONTENT AND OTHER GENERAL INFORMATION

Form and content

Telecom Italia S.p.A. (the “Parent”), also “TIM S.p.A.”, and its subsidiaries form the “TIM Group” or the “Group”.

TIM is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, TIM, are located in Milan, Italy, at Via Gaetano Negri 1.

The duration of the company, as stated in the company’s Bylaws, extends until December 31, 2100.

On July 27, 2017, the Board of Directors of TIM S.p.A. acknowledged the start, under Italian law, of the Direction and Coordination by Vivendi S.A..

On September 13, 2017, the Consob (the Italian Commission for Companies and the Stock Exchange) communicated that in its determination, “Vivendi exercises de facto control over TIM pursuant to Italian rules and regulations”.

The TIM Group consolidated financial statements at December 31, 2017 have therefore been prepared in accordance with the relevant provisions, indicating Vivendi S.A. as the “Controlling Entity” and TIM S.p.A. as the company subject to the Direction and Coordination of Vivendi S.A.

The TIM Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The TIM Group consolidated financial statements for the year ended December 31, 2017 have been prepared on a going concern basis (for further details see Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (designated as “IFRS”).

In 2017, the Group has applied the accounting policies on a basis consistent with those of the previous years, except for the new standards and interpretations adopted by the Group starting from January 1, 2017 and described below.

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

The TIM Group consolidated financial statements at December 31, 2017 are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the TIM Group consolidated financial statements for the year ended December 31, 2017 was approved by resolution of the Board of Directors’ meeting held on March 6, 2018.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with TIM’s industrial sector;

•	the consolidated statement of comprehensive income includes the profit or loss for the year as shown in the separate consolidated income statement and all other non-owner changes in equity;

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, according to IAS 1 (paragraphs 97 and 98), certain expense and income items that are material in terms of nature and amount are separately disclosed in the notes to the separate consolidated income statement. Specifically, such items include: income/expenses arising from the disposal of property, plant and equipment, business segments and investments; expenses stemming from company reorganization and streamlining processes and projects, also in connection with corporate transactions (mergers, spin-offs, etc.); expenses resulting from litigation and regulatory fines and related liabilities; other provisions and related reversals; costs for the settlement of disputes; and impairment losses on goodwill and/or other tangible and intangible assets.

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

The Sofora—Telecom Argentina group, which was sold on March 8, 2016, has been recognized under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the TIM Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), that operates internationally (in Europe, in the Mediterranean and in South America) in the development of fiber optic networks for wholesale customers, the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure business, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, for both TIM and other operators) and the units supporting the Domestic sector.

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Tim S.A. formerly Intelig) telecommunications operations in Brazil.

•	Other Operations: includes finance companies and other minor companies not strictly related to the core business of the TIM Group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 2—ACCOUNTING POLICIES

Going concern

The consolidated financial statements for the year ended December 31, 2017 have been prepared on a going concern basis as there is the reasonable expectation that TIM will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

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

All intragroup balances and transactions and any gains or losses arising from intragroup transactions are eliminated upon consolidation.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Intangible assets

Goodwill

Under IFRS 3 (Business Combinations), goodwill is recognized as of the acquisition date of control and measured as the excess of (a) over (b) below:

a)	the aggregate of:

•	the consideration transferred (measured in accordance with IFRS 3; it is generally recognized on the basis of the acquisition date fair value);

•	the amount of any non-controlling interest in the acquiree measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date fair value;

•	in a business combination achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree;

b)	the acquisition date fair value of the identifiable assets acquired net of the identifiable liabilities assumed measured at the acquisition date of control.

IFRS 3 requires, inter alia, the following:

•	incidental costs incurred in connection with a business combination are charged to the separate consolidated income statement;

•	in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its fair value at the acquisition date of control and recognize the resulting gain or loss, if any, in the separate consolidated income statement.

Goodwill is classified in the statement of financial position as an intangible asset with an indefinite useful life.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Losses on such contracts, if any, are recorded in full in the separate consolidated income statement when they become known.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Revenues from prepaid customers are recorded on the basis of the traffic used. Deferred revenues for unused traffic are recorded in “Trade and miscellaneous payables and other current liabilities” in the consolidated statement of financial position.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For offerings which include the sale of mobile handsets and service contracts, the TIM Group recognizes revenues related to the sale of the handset when it is delivered to the final customer whereas traffic revenues are recorded on the basis of the traffic used; the related subscriber acquisition costs, including sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Accruals, contingent liabilities and employee benefits

With respect to provisions for restoration costs the estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires an assessment of the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

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

New Standards and Interpretations issued by IASB and in force from January 1, 2017

In accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) the IFRS in force starting from January 1, 2017 are indicated and briefly described below.

Amendments to IAS 12 (Income Taxes)—Recognition of deferred tax assets for unrealized losses

In January 2016, IASB issued some amendments to IAS 12 in order to clarify the recognition of deferred tax assets on unrealized losses related to the measurement of debt instruments at fair value.

The adoption of these amendments had no impact on the consolidated financial statements at December 31, 2017.

Amendments to IAS 7 (Statement of cash flows)—Disclosure initiative

In January 2016, IASB issued some amendments to IAS 7 (Statement of cash flows). Such amendments are intended to supply additional disclosures in order to enable the financial statement users to evaluate changes (cash and non-cash flows) of liabilities arising from financing activities, showing the reconciliation between opening and closing balance of such liabilities:

•	changes from financing cash flows;

•	changes arising from obtaining or losing control of subsidiaries or other businesses;

•	the effect of changes in foreign exchange rates;

•	changes in fair values; and

•	other changes.

The adoption of these amendments impacted only the consolidated financial statement disclosure at December 31, 2017.

Improvements to IFRSs 2014–2016 Cycle—Amendments to IFRS 12

In December 2016 the IASB issued some improvements to IFRSs, for the 2014–2016 Cycle. In particular the amendments to IFRS 12—Disclosure of Interest in Other Entities clarify the scope of IFRS 12, specifying that the disclosure requirements in the standard apply to all entity’s interests that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5—Non-current Assets Held for Sale and Discontinued Operations.

The adoption of these amendments had no impact on the consolidated financial statements at December 31, 2017.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

New Standards and Interpretations issued by IASB not yet in force

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, Amendments and IFRIC interpretations had been published, but their application was not yet mandatory:

IASB/IFRIC documents	Mandatory application: annual periods beginning on or after
IFRS 15 (Revenue from Contracts with Customers)	January 1, 2018
Clarifications to IFRS 15 (Revenue from Contracts with Customers)	January 1, 2018
IFRS 9 (Financial Instruments)	January 1, 2018
IFRS 16 (Leases)	January 1, 2019
Improvements to IFRSs (2014–2016 Cycle)—Amendments to IAS 28	January 1, 2018
Amendments to IFRS 2 (Share based Payment)	January 1, 2018
IFRIC 22 (Foreign Currency Transactions and Advance Consideration)	January 1, 2018
Amendments to IAS 40 (Transfers of Investment Property)	January 1, 2018
IFRIC 23 (Uncertainty over income tax treatments)	January 1, 2019
Amendments to IFRS 9: Prepayment features with negative compensation	January 1, 2019
Amendments to IAS 28: Long-term interests in Investments in associates and joint ventures	January 1, 2019
Improvements to IFRSs (2015–2017 Cycle)	January 1, 2019
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRS 17: Insurance contracts	January 1, 2021

IFRS 15 (Revenues from contracts with customers)

IFRS 15 (Clarifications to such standard included) will replace the standards that currently govern revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue—Barter transactions involving advertising services).

IFRS 15 is applied retrospectively starting from January 1, 2018. The TIM Group will apply the modified retrospective approach with the cumulative effect of the first-time adoption of the standard as an adjustment to the opening shareholders’ equity leaving the previous comparative periods unchanged.

At the TIM Group level, IFRS 15 impacts the revenue recognition of fixed and mobile offerings as well as the recognition of contractual costs. There are no impacts on cash flows. The main differences with respect to the current accounting principles are as follows:

•	bundled offerings (package of goods and services): the allocation of the contractual discount to the performance obligations involves an anticipation in the recognition of revenues with the consequent recording of a contract asset;

•	activation/installation revenues: under current accounting principles, they are deferred over the expected term of the customer relationship; under IFRS 15, these kinds of revenue, not being related to separate performance obligations, shall be allocated to the various contractual obligations with a consequent anticipation in the recognition of revenue;

•	contract costs (costs of obtaining a contract and costs of fulfilling a contract): under current accounting principles, they are, for the majority, already capitalized/deferred and charged to the separate income statement on the basis of the expected term of the customer relationship as well as of the kind of customers and taking into account the matching principle. With the adoption of IFRS 15, this approach will be substantially confirmed. Based on the analyses carried out, however, some impacts are expected, in particular in relation to:

•	definition of kinds of deferrable costs which will be revised in order to exclude costs, if any, that don’t meet the requirements of paragraph 97 of IFRS 15;

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	the portion of costs of obtaining a contract that under current accounting standards is capitalized (Intangible assets with a finite useful life) and amortized, under IFRS 15 will be reclassified to prepaid expenses involving lower amortization costs and higher costs for services, without any impact on the shareholders’ equity and profit (loss) before tax at the transition date.

TIM Group expects that the adoption of the new standard will have an overall non-significant net impact on shareholders’ equity at January 1, 2018 (transition date) arising from the combined effect of:

•	recording of the contract asset associated with the early recognition of revenue for bundle offerings and new accounting model of activation/installation revenues with an overall increase in the shareholders’ equity;

•	revision of deferrable contractual costs with a negative impact on shareholders’ equity.

A precise and accurate estimate of the impacts on shareholders’ equity at the transition date is currently being defined. Such impacts are not indicative of future developments, as the business model and the marketing and contractual policies with the customers could change with consequent impacts on revenues and related costs.

The process of implementing the new accounting principle has involved significant updates and changes on IT systems, modification and updating of control and compliance models and related processes.

IFRS 9 (Financial Instruments)

IFRS 9 sets out the principles for the classification, measurement and derecognition of financial assets and liabilities, the impairment of financial instruments as well as hedge accounting.

IFRS 9 is applied starting from January 1, 2018. TIM Group has decided to apply the following:

•	to defer the application of the hedge accounting model under IFRS 9 and to continue the adoption of the IAS 39 model;

•	not to restate the comparative periods in the year of initial application of the new standard.

At the TIM Group level, IFRS 9 mainly impacts the determination of expected losses on trade receivables and other financial assets (change from the incurred loss model provided for by IAS 39 to the expected credit loss model).

TIM Group expects that the adoption of the new standard will have a non-significant negative impact on shareholders’ equity at the transition date, mainly due to higher impairment losses on trade receivables and other financial assets.

A precise and accurate estimate of the impacts on shareholders’ equity at the transition date is currently being defined. Such impacts are not indicative of future developments, as the business model and the contractual policies could change with consequent impacts on the financial statements.

The process of implementing the new accounting principle has involved significant updates and changes on IT systems, modification and updating of control and compliance models and related processes.

IFRS 16 (Leases)

IFRS 16 supersedes IAS 17 (Leases) and the related interpretations (IFRIC 4 Determining whether an arrangement contains a lease; SIC 15 Operating leases—Incentives; SIC 27 Evaluating the substance of transactions involving the legal form of a lease).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For passive lease contracts that meet the requirements of the new standard (which does not distinguish between operating and finance leases), IFRS 16 provides for the recording of a liability in the statement of financial position, equal to the present value of future lease payments, and a correspondent right-of-use asset.

IFRS 16 is applied retrospectively starting from January 1, 2019; TIM Group intends to apply the simplified retrospective approach with the recording, for leases previously classified—under IAS 17— as operating leases, of the lease liability and the corresponding right-of-use asset measured at the present value of the remaining lease payments at the transition date.

The main impacts on the TIM Group consolidated financial statements, still under evaluation, are detailed as follows:

•	statement of financial position: higher non-current assets due to the recording of the “right-of-use assets” against higher financial lease liabilities;

•	separate income statement: different nature, qualification and classification of expenses (amortisation of the “right-of-use assets” and “finance expenses for interest” instead of “Rent and leases—fees for operating leases”, as per IAS 17) with a consequent positive impact on operating profitability. Furthermore, the combination of the straight-line amortisation of the “right-of-use asset” and the effective interest rate method applied to the lease payables entail, compared to IAS 17, higher expenses in the income statement in the first years of the lease contract and decreasing costs in the last years.

NOTE 3—SCOPE OF CONSOLIDATION

Investments in consolidated subsidiaries

Composition of the Group

TIM holds a majority of the voting rights in all the subsidiaries included in the scope of consolidation.

A complete list of consolidated subsidiaries is provided in the Note “List of companies of TIM Group”.

Scope of consolidation

The changes in the scope of consolidation at December 31, 2017 compared to December 31, 2016 are listed below.

These changes did not have any significant impacts on the Consolidated Financial Statements of the TIM Group at December 31, 2017.

Subsidiaries exiting/merged into the scope of consolidation:

Company		Business Unit	Month
Exit:
TIERRA ARGENTEA S.A.	Liquidated	Other Operations	May 2017
TELECOM ITALIA FINANCE IRELAND Limited	Liquidated	Other Operations	October 2017
Merger:
BEIGUA S.r.l.	Merged into Persidera S.p.A.	Domestic	July 2017
TI SPARKLE IRELAND TELECOMMUNICATIONS Limited	Merged into Telecom Italia Sparkle S.p.A.	Domestic	July 2017
OLIVETTI MULTISERVICES S.p.A.	Merged into TIM S.p.A.	Domestic	October 2017
TIM REAL ESTATE S.r.l.	Merged into TIM S.p.A.	Domestic	October 2017
TMI TELEMEDIA INTERNATIONAL DO BRASIL LTDA	Merged into TI Sparkle Brasil Participações Ltda	Domestic	October 2017

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The breakdown by number of subsidiaries and associates of the TIM Group is as follows:

	As of December 31, 2017
Companies	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	22	44	66
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	19	—	19

Total companies	42	44	86

	As of December 31, 2016
Companies	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	25	48	73
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	19	—	19

Total companies	45	48	93

Further details are provided in the Note “List of companies of the TIM Group”.

Subsidiaries with significant non-controlling interests

At December 31, 2017, the TIM Group held investments in subsidiaries, with significant non-controlling interests, in relation to the TIM Brasil group.

The figures provided below, stated before the netting and elimination of intragroup accounts, have been prepared in accordance with IFRS and reflect adjustments made at the acquisition date to align the assets and liabilities acquired to their fair value.

TIM Brasil group—Brazil Business Unit

Non-controlling interests held at December 31, 2017 amounted to 33.4% of the share capital of Tim Participações, which in turn holds 100% of the share capital of the operating companies Tim Celular S.A. and Tim S.A. (formerly Intelig Telecomunicações Ltda), equivalent to the corresponding share of voting rights.

Statement of Financial Position Data—TIM Brasil group

	Year ended December 31,
	2017	2016
	(millions of euros)
Non-current assets	6,819	7,822
Current assets	1,929	2,956

Total Assets	8,748	10,778

Non-current liabilities	1,703	2,726
Current liabilities	1,852	2,331

Total Liabilities	3,555	5,057

Equity	5,193	5,721
of which Non-controlling interests	1,556	1,705

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Income Statement Data—TIM Brasil group

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
Revenues	4,502	4,047	4,637
Profit (loss) for the year	340	194	324
of which Non-controlling interests	114	65	188

Financial Data—TIM Brasil group

In 2017, aggregate cash flows generated a negative amount of 744 million euros, primarily due to a negative exchange rate effect of 146 million euros, without which cash flow would have generated a negative 598 million euros. This result includes the effect of 257 million euros for the payment to the clean-up consortium of the 700 MHz spectrum, with respect to which rights of use were acquired in 2014.

In 2016, aggregate cash flows generated a positive 58 million euros, due to a positive exchange rate effect of 311 million euros, without which cash flow would have generated a negative 253 million euros.

Lastly, again with reference to the Tim Brasil group, the main risk factors with respect to the operations of the Tim Brasil group include:

•	strategic risks (risks related to macroeconomic and political factors, as well as risks associated with foreign exchange restrictions and competition);

•	operational risks (risks related to business continuity and development of the fixed and mobile networks, as well as risks associated with litigation and disputes);

•	financial risks; and

•	regulatory and compliance risks.

NOTE 4—BUSINESS COMBINATIONS

YEAR 2017

In 2017, didn’t occurred business combination transactions, as defined in IFRS 3.

YEAR 2016

In 2016, there were no material business combination transactions, as defined in IFRS 3.

YEAR 2015

In 2015, there were no material business combination transactions, as defined in IFRS 3.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 5—GOODWILL

Goodwill shows the following breakdown and changes during 2016 and 2017:

	As of December 31, 2015	Reclassification	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2016
	(millions of euros)
Domestic	28,447	29	13				28,489
Core Domestic	28,035	29	13				28,077
International Wholesale	412						412
Brazil	907					216	1,123
Media	29	(29)					—
Other operations	—						—

Total	29,383	—	13	—	—	216	29,612

	As of December 31, 2016	Reclassification	Increase	Decrease	Impairments	Exchange differences	As of December 31, 2017
	(millions of euros)
Domestic	28,489						28,489
Core Domestic	28,077						28,077
International Wholesale	412						412
Brazil	1,123					(150)	973
Other operations	—						—

Total	29,612	—	—	—	—	(150)	29,462

With respect to the acquisition of the company Noverca S.r.l. in October 2016, the goodwill provisionally recognized in 2016, amounting to 5 million euros, was confirmed following the completion of the price allocation process required by IFRS 3.

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the Cash Generating Units—CGUs) to December 31, 2017 and 2016 can be summarized as follows:

	As of December 31, 2017			As of December 31, 2016
	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
	(millions of euros)
Domestic	42,457	(13,968)	28,489	42,457	(13,968)	28,489
Core Domestic	42,045	(13,968)	28,077	42,045	(13,968)	28,077
International Wholesale	412	—	412	412	—	412
Brazil	1,204	(231)	973	1,389	(266)	1,123
Other operations	—	—	—	—	—	—

Total	43,661	(14,199)	29,462	43,846	(14,234)	29,612

The figures for the Brazil CGU are stated in euros, converted at the spot exchange rate at the closing date of the financial statements; the carrying amount of goodwill for the CGU corresponds to 3,854 million reais.

Goodwill is not subject to amortization, but it is tested for impairment at least annually. Accordingly, in preparing the 2017 Annual Report, the TIM Group conducted impairment tests on the recoverability of the goodwill, in accordance with the procedure adopted by the Group. The results showed that the recoverable amount of the assets at December 31, 2017 was higher than the net carrying amount for all the CGUs.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Recoverability testing was conducted at two levels: at the first level, the recoverable amount was estimated for the assets assigned to the individual cash generating units to which goodwill is allocated; at the second level, the assets of the Group as a whole were considered.

With respect to the first level test, goodwill was allocated to the following cash generating units (or groups of units):

Segment	Cash Generating Units (or groups of units)
Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil

To measure the recoverable amount, value in use was used for the Core Domestic and International Wholesale CGUs, whereas for the Brazil CGU, fair value was used, based on market capitalization at the end of the reporting period.

The values used were expressed in the local currency, in EUR for the Domestic CGU and BRL for the Brazil CGU. For the Brazil CGU, the recoverable amount of the assets was denominated in the functional currency and subsequently translated at the spot exchange rate as of the reporting date.

Value in use estimates were made, in accordance with IAS 36 and with valuation principles and best practices, based on the expected cash flows in different scenarios. The various expected cash flows were then summarized into an average normal cash flow, determined with the aid of Experts (expert appraisers and industry experts) and based on the data from the 2018-2020 Industrial Plan approved by the Board of Directors. For the International Wholesale CGU, given that no additional risk factors are expected, the average expected cash flows coincided with Industrial Plan figures.

For the Core Domestic CGU, expected average cash flows were measured for the three years of the 2018-2020 Industrial Plan, plus an additional two years on the basis of extrapolated data, for which future cash flows were explicitly forecast for a period of five years (2018-2022). The extrapolation of data for 2021-2022 enabled market and competition trends that will become manifest beyond the time horizon of the 2018-2020 Industrial Plan to be captured.

For the estimate of the terminal value, the sustainable long-term cash flow was assumed to be the extrapolation of the estimated cash flow at 2022, adjusted as necessary to take into consideration a suitable level of long-term capital expenditure.

The Industrial Plan (2018-2020) incorporates valuations of risk factors and the actions adopted to mitigate them. In estimating future cash flows for the purposes of impairment testing, management decided to give a greater weighting to external data available and conduct additional challenges on specific risk factors by modifying the amount and/or distribution over time of future cash flows.

The cost of capital used to discount the future cash flows for estimating the value in use of the Core Domestic and International Wholesale CGUs was determined as follows:

•	it was estimated using the Capital Asset Pricing Model (CAPM), which is one of the generally accepted application criteria referred to in IAS 36;

•	it reflects the current market estimates of the time value of money and the specific risks of the groups of assets; it includes appropriate yield premiums for country risk and the risk associated with the depreciation of the currency of denomination of the cash flows;

•	it was calculated using comparative market parameters to estimate the “Beta coefficient” and the weighting coefficient of the equity and debt capital components.

For each CGU, details are provided below on the weighted average cost of capital (WACC rate) used to discount the future cash flows and the equivalent rate before tax. Details are also provided on the growth rates used to

Consolidated Financial Statements	Notes To Consolidated Financial Statements

estimate the residual value after the explicit forecast period (the G-Rates), expressed in nominal terms and related to the cash flows in their functional currency. Lastly, details are provided of the implicit capitalization rates, for each CGU, resulting from the difference between the cost of capital, after tax, and the G-Rate.

Principal parameters for the estimates of value in use

	Core Domestic	International Wholesale
	%	%
WACC	6.39	6.39
WACC before tax	8.52	8.31
Growth rate beyond the explicit period (g)	0.50	0.50
Capitalization rate (WACC -g )	8.02	7.81
Capex/Revenues, % perpetual	19.26	5.86

The growth rates of the terminal value “g” of the Domestic segment were estimated taking into account the expected outlook during the explicit forecast period and are consistent with the range of growth rates applied by analysts who monitor TIM shares.

Separate parameters for the various CGUs were also used to estimate the level of capital expenditure required to sustain the perpetual generation of cash flows after the explicit forecast period, according to the phase of capital expenditure, competitive positioning and the technological infrastructure operated.

The difference between the recoverable amounts and the net carrying amounts of the main CGUs considered totaled:

	Core Domestic	International Wholesale	Brazil
(millions of euros)
Difference between values in use and carrying amounts	+4,465	+56	+2,552

In estimating the recoverable amounts, simulations were conducted on the results with respect to changes in the relevant parameters. Details are provided below of the variables which, considered separately and taking the others as constant, are needed to make the recoverable amount of the respective CGUs equal to their net carrying amount.

Parameters that make the value in use equal to the carrying amount

	Core Domestic	International Wholesale	Brazil
	%	%	%
WACC before tax	9.26	8.70
Capitalization rate (WACC - g)	8.76	8.20
Capex/Revenues, % on TV	23.08	6.34
Percentage change in the stock market price			(32.00)

In addition to average normal cash flows, to account for the market operator’s perspective, sensitivity analyses were conducted on the risk factors identified with the Experts to determine the value in use of the Core Domestic CGU. The sensitivity analyses found that the recoverable amount was higher than the net carrying amount.

With respect to value testing at overall Group level, the sum of the recoverable amounts of all the CGUs was compared against the carrying amount of the net operating assets in the consolidated financial statements, after appropriate adjustments to take account of the cash flows of Central Functions not allocated to any CGU. No impairment losses were recorded at this additional second level of impairment testing.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 6—INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 241 million euros compared to December 31, 2016. The breakdown and movements are as follows:

	As of December 31, 2015	Addition	Amortization	Impairment losses / Reversals	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2016
	(millions of euros)
Industrial patents and intellectual property rights	2,070	990	(1,243)			206		435	2,458
Concessions, licenses, trademarks and similar rights	2,829	87	(393)			89		242	2,854
Other intangible assets	83	128	(107)			5			109
Work in progress and advance payments	1,498	436			(2)	198	73	(673)	1,530

Total	6,480	1,641	(1,743)	—	(2)	498	73	4	6,951

	As of December 31, 2016	Addition	Amortization	Impairment losses / Reversals	Disposals	Exchange Differences	Capitalized borrowing costs	Other changes	As of December 31, 2017
	(millions of euros)
Industrial patents and intellectual property rights	2,458	771	(1,263)			(147)		374	2,193
Concessions, licenses, trademarks and similar rights	2,854	140	(396)			(96)		248	2,750
Other intangible assets	109	157	(134)			(5)		7	134
Work in progress and advance payments	1,530	1,224		(30)		(143)	73	(539)	2,115

Total	6,951	2,292	(1,793)	(30)	—	(391)	73	90	7,192

Additions in 2017 included 272 million euros of internally generated assets (289 million euros in 2016). Further details are provided in the Note “Internally generated assets”.

Industrial patents and intellectual property rights at December 31, 2017 consisted mainly of application software purchased outright and user licenses acquired, amortized over a period between 2 and 5 years. They mainly related to TIM S.p.A. (1,223 million euros) and to the Brazil Business Unit (944 million euros).

Concessions, licenses, trademarks and similar rights at December 31, 2017 mainly related to:

•	the remaining cost of telephone licenses and similar rights (1,689 million euros for TIM S.p.A., 464 million euros for the Brazil Business Unit);

•	Indefeasible Rights of Use—IRU (393 million euros), mainly relating to companies of the Telecom Italia Sparkle group—International Wholesale (290 million euros) and the Parent (103 million euros);

•	TV frequencies of the company Persidera in the Core Domestic segment (111 million euros). The user licenses for the frequencies used for digital terrestrial transmission will expire in 2032.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The net carrying amount of telephone licenses and similar rights (2,153 million euros) and their useful lives are detailed below:

Type of license	Net carrying amount at December 31, 2017 (millions of euros)	Amortization period (years)	Amortization charge for 2017 (millions of euros)
TIM S.p.A.:
UMTS	537	18	134
UMTS 2100 MHz	30	12	7
WiMax	5	15	1
LTE 1800 MHz	103	18	9
LTE 800 MHz	720	17	60
LTE 2600 MHz	79	17	7
GSM (extension)	17	3	34
Band 1452-1492 MHz	198	14	16
Tim Brasil group:
GSM and 3G (UMTS)	165	15	53
4G (LTE - 700 Mhz)	299	15	15

Other intangible assets at December 31, 2017 essentially consisted of capitalized mobile subscriber acquisition costs (SAC) of 110 million euros (78 million euros for the Parent and 32 million euros for the Brazil Business Unit), mainly related to commissions for the sales network, for a number of commercial deals that lock in customers for a set period. Subscriber acquisition costs are amortized over the underlying minimum contract period (between 12 or 36 months).

Work in progress and advance payments increased by 585 million euros. This item included the advance payment by TIM S.p.A. of 630 million euros for the extension of the user rights to the 900MHz and 1800MHz (GSM) bands, which will take effect from July 1, 2018 to December 31, 2029. As reported, this item included a part of the user rights for the 700MHz frequencies acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais (equal to around 1 billion euros). In 2017, part of the user rights, amounting to 251 million euros, came into operation and were consequently reclassified under the item “Concessions, licenses, trademarks and similar rights”.

Because more than 12 months are needed before the user rights can be used, the finance expenses directly attributable to rights have been capitalized since 2014. In 2017, the capitalized finance expenses totaled 73 million euros, at an annual interest rate of 9.48%. Expenses capitalized were deducted directly in the income statement from “Finance expenses—Interest expenses to banks”. Finally, write-downs of software development projects that were discontinued by the Parent amounted to 30 million euros.

Amortization and impairment losses have been recorded in the income statement as components of operating result.

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2017 and 2016 can be summarized as follows:

	As of December 31, 2016
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,241	(7)	(9,776)	2,458
Concessions, licenses, trademarks and similar rights	7,017	(306)	(3,857)	2,854
Other intangible assets	447		(338)	109
Work in progress and advance payments	1,532	(2)		1,530

Total intangible assets with a finite useful life	21,237	(315)	(13,971)	6,951

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2017
	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
	(millions of euros)
Industrial patents and intellectual property rights	12,266	(7)	(10,066)	2,193
Concessions, licenses, trademarks and similar rights	7,044	(273)	(4,021)	2,750
Other intangible assets	522		(388)	134
Work in progress and advance payments	2,145	(30)		2,115

Total intangible assets with a finite useful life	21,977	(310)	(14,475)	7,192

In addition to the write-down of software projects under development, as reported above, the item “Industrial patents and intellectual property rights” included disposals related to the elimination or rewriting of software for applications and plant operation by the Parent, for a gross carrying amount of 519 million euros, while “Other intangible assets” included 62 million euros of gross disposals in relation to subscriber acquisition costs (SACs).

Impairment losses on “Concessions, licenses, trademarks and similar rights”, mainly relating to reporting periods prior to 2004, refer to the Indefeasible Rights of Use (IRU) for the transmission capacity and cables for international connections acquired by the Telecom Italia Sparkle group. The change in the amount shown for 2017 compared to the previous year was essentially due to the translation into euros of accounts denominated in US dollars and to the disposal of some assets with a residual carrying amount of zero.

NOTE 7—TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned increased by 269 million euros compared to December 31, 2016. The breakdown and movements are as follows:

	As of December 31, 2015	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2016
	(millions of euros)
Land	171	21		(2)		2	11	203
Buildings (civil and industrial)	444	87	(48)		(1)	4	23	509
Plant and equipment	10,909	2,113	(2,170)		(17)	457	417	11,709
Manufacturing and distribution equipment	41	11	(15)				1	38
Other	378	93	(157)		(5)	28	54	391
Construction in progress and advance payments	716	824		(1)	(1)	54	(495)	1,097

Total	12,659	3,149	(2,390)	(3)	(24)	545	11	13,947

	As of December 31, 2016	Addition	Depreciation	Impairment losses / Reversals	Disposals	Exchange Differences	Other changes	As of December 31, 2017
	(millions of euros)
Land	203	6				(2)	6	213
Buildings (civil and industrial)	509	10	(39)			(3)	11	488
Plant and equipment	11,709	2,601	(2,286)	(8)	(8)	(332)	373	12,049
Manufacturing and distribution equipment	38	12	(16)				2	36
Other	391	88	(159)		(2)	(18)	76	376
Construction in progress and advance payments	1,097	541		1	(1)	(41)	(543)	1,054

Total	13,947	3,258	(2,500)	(7)	(11)	(396)	(75)	14,216

Land comprises both built-up land and available land and is not subject to depreciation. The figure for December 31, 2017 refers primarily to TIM S.p.A. (178 million euros).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use, and light constructions. The figure for 2017 mainly refers to TIM S.p.A. (450 million euros).

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone services. The figure at December 31, 2017 was mainly attributable to TIM S.p.A. (9,183 million euros) and to companies of the Brazil Business Unit (2,059 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the operations and maintenance of plants and equipment; the amount was essentially in line with the end of the prior year and primarily related to TIM S.p.A..

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

Additions in 2017 increased by 109 million euros compared to the previous year, driven mainly by higher capex in network innovation, and included 354 million euros of internally generated assets (350 million euros in 2016). Further details are provided in the Note “Internally generated assets”.

Depreciation, impairment losses and reversals have been recorded in the income statement as components of the operating result.

Depreciation for the years 2017, 2016 and 2015 was calculated on a straight-line basis over the estimated useful lives of the assets according to the following minimum and maximum rates:

Buildings (civil and industrial)	2%-5.55%
Plant and equipment	3%-50%
Manufacturing and distribution equipment	20%
Other	10%-50%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2017 and 2016 can be summarized as follows:

	As of December 31, 2016
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	207	(4)		203
Buildings (civil and industrial)	1,705	(1)	(1,195)	509
Plant and equipment	69,372	(67)	(57,596)	11,709
Manufacturing and distribution equipment	304	(1)	(265)	38
Other	4,010	(2)	(3,617)	391
Construction in progress and advance payments	1,098	(1)		1,097

Total	76,696	(76)	(62,673)	13,947

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2017
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	218	(5)		213
Buildings (civil and industrial)	1,717		(1,229)	488
Plant and equipment	68,964	(62)	(56,853)	12,049
Manufacturing and distribution equipment	310	(1)	(273)	36
Other	3,988	(2)	(3,610)	376
Construction in progress and advance payments	1,054			1,054

Total	76,251	(70)	(61,965)	14,216

Impairment losses on “Plant and equipment”, mainly relating to years prior to 2004, refer to the Telecom Italia Sparkle group. With respect to the gross carrying amounts of tangible assets, in 2017 TIM S.p.A. carried out disposals for a total amount of 2,223 million euros, mainly in relation to fully depreciated assets. Disposals mainly involved plant and equipment for around 2,188 million euros.

Assets held under finance leases

Assets held under finance lease decreased by 82 million euros compared to December 31, 2016. The breakdown and movements are as follows:

	As of December 31, 2015	Addition	Change in finance lease contracts	Depreciation	Exchange Differences	Other changes	As of December 31, 2016
	(millions of euros)
Land	16						16
Buildings (civil and industrial)	1,880	23	70	(125)		(13)	1,835
Plant and equipment	284		28	(17)	69	1	365
Other	7		134	(16)			125
Construction in progress and advance payments	21	63				(12)	72

Total	2,208	86	232	(158)	69	(24)	2,413

	As of December 31, 2016	Addition	Change in finance lease contracts	Depreciation	Exchange differences	Other changes	As of December 31, 2017
	(millions of euros)
Land	16						16
Buildings (civil and industrial)	1,835	47	2	(130)		14	1,768
Plant and equipment	365	72	14	(21)	(43)	(34)	353
Other	125		52	(29)	(1)	(9)	138
Construction in progress and advance payments	72	32				(48)	56

Total	2,413	151	68	(180)	(44)	(77)	2,331

The additions consisted of the acquisition of IRU transmission capacity, due to full payment at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The changes in financial leasing contracts mainly related to TIM S.p.A. (54 million euros) and only for a residual amount to the Brazil Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to TIM S.p.A..

The item Plant and equipment mainly includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease.

Other changes include changes to the carrying amount deriving from revisions of estimates to take into account significant changes between estimated costs at the start of the contracts and the costs effectively incurred.

The item Other mainly comprises finance leases on vehicles. In 2017, 3,583 new leases on industrial vehicles were negotiated by the Parent, resulting in an impact on the balance sheet at December 31, 2017 of 52 million euros in terms of higher tangible assets and related payables for financial leases.

Depreciation and impairment losses have been recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2017 and 2016 can be summarized as follows:

	As of December 31, 2016
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	16			16
Buildings (civil and industrial)	3,330	(27)	(1,468)	1,835
Plant and equipment	394		(29)	365
Other	164		(39)	125
Construction in progress and advance payments	72			72

Total	3,976	(27)	(1,536)	2,413

	As of December 31, 2017
	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
	(millions of euros)
Land	16			16
Buildings (civil and industrial)	3,391	(27)	(1,596)	1,768
Plant and equipment	397		(44)	353
Other	200		(62)	138
Construction in progress and advance payments	56			56

Total	4,060	(27)	(1,702)	2,331

At December 31, 2017 and 2016, finance lease payments due in future years and their present value are as follows:

	As of December 31,
	2017		2016
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
	(millions of euros)
Within 1 year	271	234	298	230
From 2 to 5 years	1,031	691	1,088	707
Beyond 5 years	2,878	1,391	3,123	1,539

Total	4,180	2,316	4,509	2,476

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31,
	2017	2016
	(millions of euros)
Future net minimum lease payments	4,180	4,509
Interest portion	(1,864)	(2,033)

Present value of lease payments	2,316	2,476

Financial lease liabilities	2,430	2,636
Financial receivables for lease contracts	(114)	(160)

Total net finance lease liabilities	2,316	2,476

At December 31, 2017, the inflation adjustment to finance lease payments was 13 million euros (16 million euros at December 31, 2016) and related to TIM S.p.A.

NOTE 8—INVESTMENTS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates and joint ventures that have been accounted for using the equity method include:

	As of December 31,
	2017	2016
	(millions of euros)
Tiglio I	7	8
NordCom	5	5
W.A.Y.	3	3
Others	2	2

Total Associates	17	18

Alfiere	—	—

Total Joint Ventures	—	—

Total Investments accounted for using the equity method	17	18

The changes in this item are broken down as follows:

	As of December 31, 2015	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2016
	(millions of euros)
Tiglio I S.r.l	8					8
NordCom	4			1		5
W.A.Y.	3					3
Others	3			(1)		2

Total Associates	18	—	—	—	—	18

Alfiere	23	—	—	(23)	—	—

Total Joint Ventures	23	—	—	(23)	—	—

Total Investments accounted for using the equity method	41	—	—	(23)	—	18

Consolidated Financial Statements	Notes To Consolidated Financial Statements

	As of December 31, 2016	Investments	Disposals and reimbursements of capital	Valuation using equity method	Other changes	As of December 31, 2017
	(millions of euros)
Tiglio I S.r.l	8			(1)		7
NordCom	5					5
W.A.Y.	3					3
Others	2					2

Total Associates	18	—	—	(1)	—	17

Alfiere	—

Total Investments accounted for using the equity method	18	—	—	(1)	—	17

The item joint ventures related to the investment in Alfiere S.p.A., a company that owns several buildings in the EUR area in Rome, whose value was essentially written down to nil in 2016.

The financial statements as at December 31, 2017 of Alfiere S.p.A. are currently not available. The main aggregated figures prepared in accordance with IFRS with respect to the portion attributable to the TIM Group show amounts referring the financial statements for 2016.

	2016
	Alfiere S.p.A.	TIM Group’s share 50%
	(millions of euros)
Non-current assets	157	78.5
Current assets	3	1.5

Total assets	160	80.0

Non-current liabilities	149	74.5
Current liabilities	15	7.5

Total liabilities	164	82.0
Equity	(4.0)	(2.0)

Total Equity and liabilities	160.0	80.0

Profit (loss) for the year	(46.0)	(23.0)

The list of investments that have been accounted for using the equity method is presented in the Note “List of companies of the TIM Group”.

Investments in associates that have been accounted for using the equity method of the TIM Group are not material either individually or in the aggregate form.

INVESTMENTS IN STRUCTURED ENTITIES

TIM Group does not hold investments in structured entities.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

OTHER INVESTMENTS

Other investments refer to the following:

	As of December 31, 2015	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2016
	(millions of euros)
Assicurazioni Generali	3			(1)		2
Fin.Priv.	19			(2)		17
Northgate Telecom Innovations Partners L.P.	9	5				14
Others	14		(1)			13

Total	45	5	(1)	(3)	—	46

	As of December 31, 2016	Investments	Disposals and reimbursements of capital	Measurement at fair value	Other changes	As of December 31, 2017
	(millions of euros)
Assicurazioni Generali	2			1		3
Fin.Priv.	17			3		20
Northgate Comms Tech Innovations Partners L.P. (ex Northgate Telecom Innovations Partners L.P.)	14	3				17
Others	13				(2)	11

Total	46	3	—	4	(2)	51

Other changes in 2017 included the write-down of a minor investment held.

In accordance with IAS 39, other investments represent available-for-sale financial assets.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 9—FINANCIAL ASSETS (NON-CURRENT AND CURRENT)

Financial assets (non-current and current) were broken down as follows:

		As of December 31,
		2017	2016
		(millions of euros)
Non-current financial assets
Securities, financial receivables and other non-current financial assets:
Securities other than investments			1
Financial receivables for lease contracts		69	101
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,495	2,497
Receivables from employees		47	48
Non-hedging derivatives		7	39
Other financial receivables		150	12

Total non-current financial assets	(A)	1,768	2,698

Current financial assets
Securities other than investments
Held for trading			140
Held to maturity
Available for sale		993	1,379

		993	1,519
Financial receivables and other current financial assets:
Liquid assets with banks, financial institutions and post offices (with a maturity greater than 3 months)		100	100
Receivables from employees		16	15
Financial receivables for lease contracts		45	59
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		260	185
Non-hedging derivatives		15	28
Other short-term financial receivables		1	2

		437	389
Cash and cash equivalents		3,575	3,964

Total current financial assets	(B)	5,005	5,872

Financial assets relating to Discontinued operations/Non-current assets held for sale	(C)	—	—

Total non-current and current financial assets	(A+B+C)	6,773	8,570

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Financial receivables for lease contracts refer to:

•	Teleleasing lease contracts entered into directly with customers in previous years and for which TIM is the guarantor;

•	the portion of rental contracts, with the rendering of accessory services;

•	finance leases on user rights and equipment.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature mainly refer to the mark-to-market spot valuation component of the hedging derivatives, whereas Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature mainly consist of accrued income on derivative contracts.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Non-hedging derivatives consist of the mark-to-market component of the non-hedging derivatives of the Brazil Business Unit.

Further details are provided in the Note “Derivatives”.

Other non-current financial receivables include 150 million euros deposited with Deutsche Bank, maturing in June 2019.

Securities other than investments, included in current assets and classified as available-for-sale due beyond three months, included:

•	800 million euros of listed securities, of which 276 million euros of Italian treasury bonds purchased respectively by TIM S.p.A. (256 million euros) and Telecom Italia Finance S.A. (20 million euros) and 524 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012, in replacement of the previous policies in force;

•	193 million euros of investments in two monetary funds made by the Brazil Business Unit.

The item “Liquid assets with banks, financial institutions and post offices (maturing beyond 3 months)” includes two deposits of 50 million euros held with Bank of China and Banca Popolare di Sondrio, both of which mature in April 2018.

Cash and cash equivalents decreased by 389 million euros compared to December 31, 2016 and were broken down as follows:

	As of December 31,
	2017	2016
	(millions of euros)
Liquid assets with banks, financial institutions and post offices	2,828	2,491
Checks, cash and other receivables and deposits for cash flexibility	2	1
Securities other than investments (due within 3 months)	745	1,472

Total	3,575	3,964

The different technical forms of investing available cash at December 31, 2017 had the following characteristics:

•	maturities: all deposits have a maximum maturity date of three months;

•	counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor’s with respect to Europe, and with leading local counterparts with respect to investments in South America;

•	Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 744 million euros (1,471 million euros at December 31, 2016) of Brazilian bank certificates of deposit (Certificado de Depósito Bancário) held by the Brazil Business Unit with premier local banking and financial institutions.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 10—MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS

Miscellaneous receivables and other non-current assets increased by 200 million euros compared to December 31, 2016. They included:

	As of December 31,
	2017		2016
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	704	371	763	399
Medium/long-term prepaid expenses	1,718		1,459

Total	2,422	371	2,222	399

Miscellaneous receivables and other non-current assets amounted to 2,422 million euros (2,222 million euros at December 31, 2016) and included income tax receivables of 96 million euros (113 million euros at December 31, 2016).

Miscellaneous receivables mainly related to the Brazil Business Unit (651 million euros; 696 million euros at December 31, 2016) and included receivables for court deposits of 349 million euros (382 million euros at December 31, 2016).

Medium/long-term prepaid expenses totaled 1,718 million euros (1,459 million euros at December 31, 2016), mainly relating to the deferral of costs connected to the activation and acquisition of telephone contracts by the Domestic Business Unit.

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 11—INCOME TAXES (CURRENT AND DEFERRED)

Income tax receivables

Non-current and current income tax receivables at December 31, 2017 amounted to 173 million euros (207 million euros at December 31, 2016).

Specifically, they consisted of:

•	non-current income tax receivables of 96 million euros (113 million euros at December 31, 2016);

•	current income tax receivables of 77 million euros (94 million euros at December 31, 2016), mainly relating to companies belonging to the Brazil Business Unit (69 million euros) and to the Domestic Business Unit (5 million euros).

Deferred tax assets and deferred tax liabilities

The net balance of 728 million euros at December 31, 2017 (584 million euros at December 31, 2016) breaks down as follows.

	As of December 31,
	2017	2016
	(millions of euros)
Deferred tax assets	993	877
Deferred tax liabilities	(265)	(293)

Total	728	584

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Deferred tax assets mainly consisted of 939 million euros for the Domestic Business Unit (812 million euros at December 31, 2016).

Deferred tax liabilities mainly consisted of 174 million euros for Telecom Italia Capital (208 million euros at December 31, 2016), 54 million euros for the Domestic Business Unit (38 million euros at December 31, 2016) and 25 million euros for the Brazil Business Unit (32 million euros at December 31, 2016).

Since the presentation of deferred tax assets and liabilities in the financial statements takes into account the offsets by legal entity when applicable, the composition of the gross amounts before offsets is presented below:

	As of December 31,
	2017	2016
	(millions of euros)
Deferred tax assets	1,429	1,294
Deferred tax liabilities	(701)	(710)

Total	728	584

The temporary differences which made up this line item at December 31, 2017 and 2016, as well as the movements during 2017 were as follows:

	As of December 31, 2016	Recognized in profit or loss	Recognized in equity	Change in scope of consolidation and other changes	As of December 31, 2017
	(millions of euros)
Deferred tax assets:
Tax loss carryforwards	72	(33)		(7)	32
Derivatives	591	(7)	5		589
Provision for bad debts	154	(6)		(6)	142
Provisions	274	187		(9)	452
Taxed depreciation and amortization	101	5			106
Other deferred tax assets	102	(2)	(2)	10	108

Total	1,294	144	3	(12)	1,429

Deferred tax liabilities:
Derivatives	(411)	8	(21)	2	(422)
Business combinations—for step-up of net assets in excess of tax basis	(142)	5		6	(131)
Deferred gains	(4)	2			(2)
Accelerated depreciation	(28)	13		1	(14)
Other deferred tax liabilities	(125)	(22)		15	(132)

Total	(710)	6	(21)	24	(701)

Total net deferred tax assets (liabilities)	584	150	(18)	12	728

The expirations of deferred tax assets and deferred tax liabilities at December 31, 2017 were as follows:

	Within 1 year	Beyond 1 year	Total at December 31, 2017
	(millions of euros)
Deferred tax assets	423	1,006	1,429
Deferred tax liabilities	(28)	(673)	(701)

Total net deferred tax assets (liabilities)	395	333	728

Consolidated Financial Statements	Notes To Consolidated Financial Statements

At December 31, 2017, the TIM Group had unused tax loss carryforwards of 2,306 million euros mainly relating to the Brazil Business Unit and the company Telecom Italia Finance with the following expiration dates:

Year of expiration	(millions of euros)
2018	1
2019	—
2020	—
2021	—
2022	—
Expiration after 2022	8
Without expiration	2,297

Total unused tax loss carryforwards	2,306

Unused tax loss carryforwards considered in the calculation of deferred tax assets amounted to 91 million euros at December 31, 2017 (193 million euros at December 31, 2016) and mainly related to the Brazil Business Unit. Deferred tax assets were recognized as it was considered probable that taxable income will be available in the future against which the tax losses can be utilized.

On the other hand, deferred tax assets of 647 million euros (733 million euros at December 31, 2016) were not recognized on 2,215 million euros of tax loss carryforwards since, at the reporting date, their recoverability was not considered probable.

At December 31, 2017, deferred tax liabilities were not recognized on approximately 0.9 billion euros of tax-suspended reserves and undistributed earnings of subsidiaries, because the TIM Group is in a position to control the timing of the distribution of those reserves and it is probable that those accumulated earnings will not be distributed in the foreseeable future. The contingent liabilities relating to taxes that should be recognized, if these reserves are distributed, are in any case not significant.

Current income tax payables

Income tax payables amounted to 157 million euros (703 million euros at December 31, 2016). They break down as follows:

	At December 31,
	2017	2016
	(millions of euros)
Income tax payables:
Non-current	45	66
Current	112	637

Total	157	703

Specifically, the non-current portion, amounting to 45 million euros, related entirely to the Brazil Business Unit, while the current portion, amounting to 112 million euros, related primarily to both the Domestic Business Unit (58 million euros) and to the Brazil Business Unit (53 million euros).

Income tax expense

Income tax expense decreased by 490 million euros, down by 438 million euros on 2016 to 490 million euros in 2017, mainly due to the lower taxable base of the Parent TIM S.p.A., which benefited from tax exemptions and facilities under laws in force.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Income tax expenses breaks down as follows:

		2017	2016	2015
		(millions of euros)
Current taxes for the year		646	900	424
Net difference in prior years estimates		(6)	(54)	(6)

Total current taxes		640	846	418
Deferred taxes		(150)	34	(15)

Total taxes on continuing operations	(A)	490	880	403
Total taxes on Discontinued operations/Non-current assets held for sale	(B)	—	48	320

Total income tax expense for the year	(A+B)	490	928	723

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy (24%), and the effective tax expense for the years ended December 31, 2017, 2016 and 2015 is the follows:

			2017	2016	2015
			(millions of euros)
Profit (loss) before tax from continuing operations			1,777	2,799	453
Theoretical income tax from continuing operations			426	770	125
Income tax effect on increases (decreases) in variations:
Tax losses of the year not considered recoverable			3	17	10
Tax losses from prior years not recoverable (recoverable) in future years			(2)	(1)	(16)
Non-deductible goodwill impairment charge					66
Effect of change in IRES tax rate				25	31
Prior years’ IRES			(26)	(38)	(20)
Brazil: different rate compared to theoretical rate in force in Italy			34	11	51
Brazil: incentive on investments in the north-east of the country			(31)	(31)	(25)
Other net differences, Tax facilities included			(55)	(26)	69

Effective income tax recognized in income statement from continuing operations, excluding IRAP tax			349	727	291
IRAP tax			141	153	112

Total effective income tax recognized in income statement from continuing operations	(A	)	490	880	403

Effective income tax recognized in income statement from Discontinued operations/Non-current assets held for sale	(B	)	—	48	320

Total effective income tax recognized in income statements	(A+B	)	490	928	723

For the analysis of the tax burden related to the Profit (loss) before tax from continuing operations, the impact of IRAP tax has not been taken into consideration in order to avoid any distorting effect, since that tax only applies to Italian companies and is calculated on a tax base other than pre-tax profit.

NOTE 12—INVENTORIES

Inventories increased by 20 million euros compared to December 31, 2016 and consisted of the following:

	As of December 31,
	2017	2016
	(millions of euros)
Raw materials and supplies	1	1
Work in progress and semi-finished products	3	3
Finished goods	286	266

Total	290	270

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Inventories mainly consist of equipment, handsets and relative fixed and mobile telecommunications accessories, as well as office products, special printers and gaming terminals.

Inventories consisted of 259 million euros for the Domestic Business Unit (226 million euros at December 31, 2016) and 31 million euros for the Brazil Business Unit (42 million euros at December 31, 2016).

Inventories are net of a provision for loss of 13 million euros (27 million euros at December  31, 2016) and their reduction is due to the uses made by Olivetti.

NOTE 13—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets increased by 467 million euros compared to December 31, 2016 and were broken down as follows:

	As of December 31,
	2017		2016
		Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
	(millions of euros)
Amounts due on construction contracts	34		33

Trade receivables:
Receivables from customers	2,528	2,528	3,110	3,110
Receivables from other telecommunications operators	972	972	815	815

	3,500	3,500	3,925	3,925

Miscellaneous receivables and other current assets:
Other receivables	645	154	784	166
Trade and miscellaneous prepaid expenses	780		684

	1,425	154	1,468	166

Total	4,959	3,654	5,426	4,091

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

The aging of financial instruments included in “Trade and miscellaneous receivables and other current assets” at December 31, 2017 and December 31, 2016 was as follows:

				Overdue:
	As of December 31, 2017	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	3,654	2,781	873	300	178	188	207

				Overdue:
	As of December 31, 2016	Total Current	Total overdue	0-90 days	91-180 days	181-365 days	More than 365 days
	(millions of euros)
Trade and miscellaneous receivables and other current assets	4,091	3,109	982	373	162	186	261

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Current receivables declined by 328 million euros compared to December 31, 2016; the decrease was essentially attributable to TIM S.p.A. and the Brazil Business Unit. For the Parent, the decline amounted to 122 million euros and was mainly driven by higher disposals without recourse during the year. For the Brazil Business Unit, the decline amounted to 180 million euros and included a negative exchange difference of approximately 83 million euros.

Overdue receivables decreased by 109 million euros compared to December 31, 2016. Specifically, the Brazil Business Unit reported a drop of 30 million euros, but this included a negative exchange difference of around 13 million euros, without which there would have been a reduction of around 17 million euros. The drop in overdue receivables was also driven by Olivetti S.p.A. in the “0-90 days” bracket and by TIM S.p.A. in the “More than 365 days” bracket.

The sharp drop in the “More than 365 days” bracket for TIM S.p.A. (-53 million euros) was positively driven by settlement agreements reached with other TLC operators and with the Italian Public Administration, as well as by the improvement in collections from Top customers.

Trade receivables amounted to 3,500 million euros compared to 3,925 million euros at December 31, 2016 and are stated net of the provision for bad debts of 597 million euros compared to 648 million euros at December 31, 2016. They included 43 million euros (82 million euros at December 31, 2016) of medium/long-term receivables, principally in respect of agreements for the sale of Indefeasible Rights of Use (IRU).

Trade receivables mainly related to 2,425 million euros in trade receivables for TIM S.p.A. and 646 million euros for the Brazil Business Unit.

Movements in the provision for bad debts were as follows:

	2017	2016
	(millions of euros)
At January 1	648	614
Provision charges to the income statement	242	233
Utilization and decreases	(278)	(220)
Exchange differences and other changes	(15)	21

At December 31	597	648

The amount of the provision consisted of:

•	211 million euros (279 million euros at December 31, 2016) of specific write-downs made by identifying the individual credit positions that carry particular elements of risk;

•	386 million euros (369 million euros at December 31, 2016) of write-downs calculated using estimated average rates for uncollectable charges for the relevant customer segment.

Other receivables amounted to 645 million euros (784 million euros at December 31, 2016) and were net of a provision for bad debts of 54 million euros (72 million euros at December 31, 2016). Details are as follows:

	As of December 31,
	2017	2016
	(millions of euros)
Advances to suppliers	69	41
Receivables from employees	12	26
Tax receivables	135	228
Receivables for grants from the government and public entities	207	242
Sundry receivables	222	247

Total	645	784

Tax receivables included, inter alia, 111 million euros relating to the Brazil Business Unit, primarily in connection with reference to local indirect taxes, and 23 million euros relating to the Domestic Business Unit, partly

Consolidated Financial Statements	Notes To Consolidated Financial Statements

represented by tax returns credits, other taxes credits, credits for taxes and accessory charges unduly collected by tax authorities and currently subject to litigation, and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Italian Decree Law 258/2006, converted with amendments by Italian Law 278/2006.

Receivables for grants from the Italian government and public entities (207 million euros) mainly relate to Ultra-Broadband-UBB and Broadband-BB projects. The grants are recognized in the income statement when the related plants become ready for use upon satisfaction of specific requirements for each band.

Sundry receivables mainly included:

•	receivables from factoring companies, for disposals with recourse totaling 60 million euros;

•	receivables from social security and assistance agencies due to TIM S.p.A. of 24 million euros;

•	miscellaneous receivables due to TIM S.p.A. from other licensed TLC operators (45 million euros).

Trade and miscellaneous prepaid expenses mainly related to the Parent, and specifically included 513 million euros (427 million of euro on December 31, 2016) for the deferral of costs attributable to the activation and acquisition of new contracts with customers, 30 million euros for building leases (32 million of euro on December 31, 2016), 142 million euros for rent and maintenance payments (75 million of euro on December 31, 2016), and 7 million euros for insurance premiums (27 million of euro on December 31, 2016).

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

		Year ended December 31,	1.1-3.8 2016	Year ended December 31,
		2017		2015
		(millions of euros)
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues		—	504	3,943
Other income			1	4
Operating expenses			(372)	(2,892)
Gains (losses) on disposals of non-current assets				2
Goodwill and other non-current assets net impairment losses				(22)

Operating profit (loss)		—	133	1,035
Finance income (expenses)			(42)	(94)

Profit (loss) before tax from Discontinued operations/Non-current assets held for sale		—	91	941
Income tax expense			(32)	(320)

Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(A)	—	59	621
Other minor income statement effects:
Other income/(expenses) connected to sales in previous years
Other minor entries				(10)

	(B)	—	—	(10)

Profit (loss) from Discontinued operations/Non-current assets held for sale	(C=A+B)	—	59	611

Income statement effects on the selling entities:
Net gains on disposal			307
Transfer to the separate consolidated dated income statement of the Reserve for exchange differences on translating foreign operations			(304)
Income tax expense relating to the disposal			(15)

	(D)	—	(12)	—

Profit (loss) from Discontinued operations/Non-current assets held for sale	(C+D)	—	47	611

Attributable to:
Owners of the Parent		—	(3)	89
Non-controlling interests		—	50	522

The earnings per share from Discontinued operations/Non-current assets held for sale, for 2016, 2015 and 2014 are shown in the table below:

	Year ended December 31,	1.1-3.8 2016.	Year ended December 31,
	2017		2015
	(Euros)
Basic and Diluted Earnings Per Share (EPS) from Discontinued operations/Non-current assets held for sale (*)
Ordinary Share	—	—	0.03
Savings Share	—	—	0.03

(*)	Basic EPS is equal to Diluted EPS.

— • —

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

	2017	2016	2015
	(millions of euros)
Discontinued operations/Non-current assets held for sale:
Cash flows from (used in) operating activities		130	810
Cash flows from (used in) investing activities		(117)	(1,058)
Cash flows from (used in) financing activities		(58)	229

Total	—	(45)	(19)

NOTE 15—EQUITY

Equity consisted of:

	As of December 31,
	2017	2016
	(millions of euros)
Equity attributable to owners of the Parent	21,557	21,207
Non-controlling interests	2,226	2,346

Total	23,783	23,553

The composition of the “Equity attributable to owners of the Parent” is the following:

	As of December 31,
	2017	2016
	(millions of euros)
Share capital	11,587	11,587
Additional paid-in capital	2,094	2,094
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year(*)	7,876	7,526

Total	21,557	21,207

(*) of which:

Reserve for available-for-sale financial assets	42	39
Reserve for hedging instruments	(582)	(551)
Reserve for exchange differences on translating foreign operations	(955)	(366)
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(104)	(113)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method
Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	9,475	8,517

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Movements in Share Capital in 2017, amounting to 11,587 million euros, net of treasury shares of 90 million euros, are shown in the tables below:

Reconciliation between the number of outstanding shares at December 31, 2014 and December 31, 2015

	Shares as of December 31, 2014	Shares issued for plans destined for employees	Shares as of December 31, 2015	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,470,955,451	28,956,320	13,499,911,771	69.13%
Less: Treasury Shares (b)	(162,216,387)	(1,538,001)	(163,754,388)

Ordinary Shares Outstanding (c)	13,308,739,064	27,418,319	13,336,157,383

Savings Shares Issued and Outstanding (d)	6,026,120,661	1,671,038	6,027,791,699	30.87%

Total TIM S.p.A shares issued (a+d)	19,497,076,112	30,627,358	19,527,703,470	100.00%

Total TIM S.p.A. shares outstanding (c+d)	19,334,859,725	29,089,357	19,363,949,082

Reconciliation between the number of outstanding shares at December 31, 2015 and December 31, 2016

	Shares as of December 31, 2015	Shares issued for the full conversion of the Mandatory Convertible Bond due 2016	Shares as of December 31, 2016	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	13,499,911,771	1,703,210,812	15,203,122,583	71.61%
Less: Treasury Shares (b)	(163,754,388)		(163,754,388)

Ordinary Shares Outstanding (c)	13,336,157,383	1,703,210,812	15,039,368,195

Savings Shares Issued and Outstanding (d)	6,027,791,699		6,027,791,699	28.39%

Total TIM S.p.A. shares issued (a+d)	19,527,703,470	1,703,210,812	21,230,914,282	100.00%

Total TIM S.p.A. shares outstanding (c+d)	19,363,949,082	1,703,210,812	21,067,159,894

Reconciliation between the number of outstanding shares at December 31, 2016 and December 31, 2017

	Shares as of December 31, 2016	Share issues	Shares as of December 31, 2017	Percentage of Share Capital
	(number of shares)
Ordinary Shares issued (a)	15,203,122,583		15,203,122,583	71.61%
Less: Treasury Shares (b)	(163,754,388)		(163,754,388)

Ordinary Shares Outstanding (c)	15,039,368,195		15,039,368,195

Savings Shares Issued and Outstanding (d)	6,027,791,699		6,027,791,699	28.39%

Total TIM S.p.A. shares issued (a+d)	21,230,914,282	—	21,230,914,282	100.00%

Total TIM S.p.A. shares outstanding (c+d)	21,067,159,894	—	21,067,159,894

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Reconciliation between the value of the outstanding shares as of December 31, 2014 and December 31, 2015

	Share capital as of December 31, 2014	Change in share capital as a result of plans destined for employees	Share capital as of December 31, 2015
	(millions of euros)
Ordinary Shares issued (a)	7,409	16	7,425
Less: Treasury Shares (b)	(89)	(1)	(90)

Ordinary Shares Outstanding (c)	7,320	15	7,335

Savings Shares Issued and Outstanding (d)	3,314	1	3,315

Total TIM S.p.A. share capital issued (a+d)	10,723	17	10,740

Total TIM S.p.A. share capital outstanding (c+d)	10,634	16	10,650

Reconciliation between the value of the outstanding shares as of December 31, 2015 and December 31, 2016

	Share capital as of December 31, 2015	Change in share capital as a result of the full conversion of the Mandatory Convertible Bond due 2016	Share capital as of December 31, 2016
	(millions of euros)
Ordinary Shares issued (a)	7,425	937	8,362
Less: Treasury Shares (b)	(90)		(90)

Ordinary Shares Outstanding (c)	7,335	937	8,272

Savings Shares Issued and Outstanding (d)	3,315		3,315

Total TIM S.p.A. share capital issued (a+d)	10,740	937	11,677

Total TIM S.p.A. share capital outstanding (c+d)	10,650	937	11,587

Reconciliation between the value of the outstanding shares as of December 31, 2016 and December 31, 2017

	Share capital as of December 31, 2016	Change in share capital	Share capital as of December 31, 2017
	(millions of euros)
Ordinary Shares issued (a)	8,362		8,362
Less: Treasury Shares (b)	(90)		(90)

Ordinary Shares Outstanding (c)	8,272		8,272

Savings Shares Issued and Outstanding (d)	3,315		3,315

Total TIM S.p.A. share capital issued (a+d)	11,677	—	11,677

Total TIM S.p.A. share capital outstanding (c+d)	11,587	—	11,587

The total value of the ordinary treasury shares at December 31, 2017, amounting to 510 million euros, was recorded as follows: the part relating to accounting par value (90 million euros) was recognized as a deduction from share capital issued and the remaining part as a deduction from Other reserves and retained earnings (accumulated losses), including profit (loss) for the year.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

RIGHTS OF SAVINGS SHARES

The rights of the TIM S.p.A. savings shares are indicated below:

•	the profit shown in the duly approved separate financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the 0.55 euros per share;

•	after assigning preferred dividends to the savings shares, the distribution of which is approved by the shareholders’ meeting, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of 0.55 euros per share;

•	if in any one year dividends of below 5% of the 0.55 euros per share are paid to the savings shares, the difference is carried over and added to the preferred dividends for the next two successive years;

•	in the case of the distribution of reserves, the savings shares have the same rights as ordinary shares. Moreover, when there is no profit or insufficient profit reported in the separate financial statements for the year to satisfy the rights of the savings shares, the shareholders’ meeting called to approve those separate financial statements may choose to satisfy the dividend right and/or the additional right by distributing available reserves. The distribution of available reserves for such payments excludes the application of the mechanism extending the right to the preferred dividend not paid through the distribution of profits for the following two years;

•	the reduction of share capital as a result of losses does not affect the savings shares except for the amount of the loss which is not covered by the portion of the share capital represented by the other shares;

•	upon the wind-up of TIM S.p.A., the savings shares have a pre-emptive right in the reimbursement of capital up to the amount of 0.55 euros per share;

•	in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask TIM S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the special session of the shareholders’ meeting called for that purpose within two months of being excluded from trading.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Additional paid-in capital, amounting to 2,094 million euros, was unchanged with respect to December 31, 2016.

Other reserves moved through the Statements of comprehensive income comprised:

•	The Reserve for available-for-sale financial assets, which had a positive balance of 42 million euros at December 31, 2017, showed an increase of 3 million euros compared to December 31, 2016. The increase was attributable to unrealized gains on the securities portfolio of Telecom Italia Finance (5 million euros), the negative fair value adjustment of other available-for-sale financial assets held by the Parent TIM (6 million euros), and unrealized gains on the investments in Assicurazioni Generali and Fin.Priv. of the Parent TIM (4 million euros). This reserve is stated net of deferred tax liabilities of 11 million euros (at December 31, 2016, it was stated net of deferred tax liabilities of 13 million euros).

•	The Reserve for cash flow hedges, had a negative balance of 582 million euros at December 31, 2017, (negative 551 million euros at December 31, 2016). This reserve is stated net of deferred tax assets of 164 million euros (at December 31, 2016, it was stated net of deferred tax assets of 167 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements (“cash flow hedge”).

•	The Reserve for exchange differences on translating foreign operations showed a negative balance of 955 million euros at December 31, 2017 (negative 366 million euros at December 31, 2016) and mainly related to exchange differences resulting from the translation into euros of the financial statements of companies belonging to the Brazil Business Unit (negative 969 million euros versus negative 414 million euros at December 31, 2016).

•	The Reserve for re-measurements of employee defined benefit plans, which had a negative balance of 104 million euros, was down by 9 million euros compared to December 31, 2016. This reserve is stated net of deferred tax assets of 26 million euros (at December 31, 2016, it was stated net of deferred tax assets of 27 million euros). In particular, this reserve includes the recognition of changes in actuarial gains (losses).

•	The Share of other profits (losses) of associates and joint ventures accounted for using the equity method, was nil at both December 31, 2017 and at December 31, 2016.

Other sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year amounted to 9,475 million euros, showing an increase of 958 million euros, as detailed below:

	Year ended December 31,
	2017	2016
	(millions of euros)
Profit (loss) for the year attributable to Owners of the Parent	1,121	1,808
Dividends approved—TIM S.p.A.	(166)	(166)
Grant of equity instruments	(6)	1
Other changes	9	(16)

Change for the year in Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the year	958	1,627

Non-controlling interests amounted to 2,226 million euros, mainly relating to companies belonging to the Brazil Business Unit (1,556 million euros) and the company Inwit (609 million euros), showing a drop of 120 million euros compared to December 31, 2016, as detailed below:

	Year ended December 31,
	2017	2016
	(millions of euros)
Profit (loss) for the year attributable to Non-controlling interests	166	158
Group Company dividends paid to non-controlling shareholders	(64)	(38)
Changes in the Reserve for exchange differences on translating foreign operations	(236)	109
Disposal of the Sofora—Telecom Argentina group		(1,582)
Other changes	14	4

Change for the year in Equity attributable to Non-Controlling interests	(120)	(1,349)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The Reserve for exchange differences on translating foreign operations attributable to non-controlling interests showed a negative balance of 471 million euros at December 31, 2017 (negative 235 million euros at December 31, 2016), relating entirely to exchange differences arising from the translation into euros of the financial statements of the companies belonging to the Brazil Business Unit.

Future Potential changes in share capital

“Future potential changes in share capital” are presented in the Note “Earnings per share”.

NOTE 16—FINANCIAL LIABILITIES (NON—CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

		As of December 31,
		2017	2016
		(millions of euros)
Financial payables (medium/long-term):
Bonds		18,119	18,537
Convertible Bonds		1,862	1,832
Amounts due to banks		3,798	5,461
Other financial payables		161	306

		23,940	26,136
Finance lease liabilities (medium/long-term)		2,249	2,444
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,914	1,876
Non-hedging derivatives		5	13
Other liabilities

		1,919	1,889

Total Non-current financial liabilities	(A)	28,108	30,469

Financial payables (short-term):
Bonds		2,215	2,589
Convertible Bonds		6	6
Amounts due to banks		2,183	1,072
Other financial payables		96	117

		4,500	3,784
Finance lease liabilities (short-term)		181	192
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		71	69
Non-hedging derivatives		4	11
Other liabilities

		75	80

Total Current financial liabilities	(B)	4,756	4,056

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C)	—	—

Total Financial liabilities (Gross financial debt)	(A+B+C)	32,864	34,525

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gross financial debt according to the original currency of the transaction is as follows:

	As of December 31, 2017		As of December 31, 2016
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,168	5,977	7,504	7,119
GBP	1,266	1,427	2,017	2,356
BRL	5,863	1,478	7,128	2,075
JPY	20,031	148	20,032	162
EURO		23,834		22,813

Total		32,864		34,525

The breakdown of gross financial debt by effective interest rate bracket related to the original transaction excluding the effect of any hedging instruments, is provided below:

	As of December 31,
	2017	2016
	(millions of euros)
Up to 2.5%	5,005	5,041
From 2.5% to 5%	10,571	9,368
From 5% to 7.5%	11,265	12,629
From 7.5% to 10%	2,690	3,918
Over 10%	589	673
Accruals/deferrals, MTM and derivatives	2,744	2,896

Total	32,864	34,525

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

	As of December 31,
	2017	2016
	(millions of euros)
Up to 2.5%	13,071	9,410
From 2.5% to 5%	6,631	7,775
From 5% to 7.5%	7,366	10,586
From 7.5% to 10%	1,849	1,430
Over 10%	1,203	2,428
Accruals/deferrals, MTM and derivatives	2,744	2,896

Total	32,864	34,525

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of Financial liabilities—at nominal repayment amount:

	Maturing by December 31, of the year
	2018	2019	2020	2021	2022	After 2022	Total
	(millions of euros)
Bonds	1,739	2,424	1,267	564	3,087	12,694	21,775
Loans and other financial liabilities	1,264	1,731	603	628	714	243	5,183
Finance lease liabilities	138	114	113	113	83	1,826	2,387

Total	3,141	4,269	1,983	1,305	3,884	14,763	29,345
Current financial liabilities	982						982

Total	4,123	4,269	1,983	1,305	3,884	14,763	30,327

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The main components of financial liabilities are commented below.

Bonds were broken down as follows:

	As of December 31,
	2017	2016
	(millions of euros)
Non-current portion	18,119	18,537
Current portion	2,215	2,589

Total carrying amount	20,334	21,126
Fair value adjustment and measurement at amortized cost	(559)	(709)

Total nominal repayment amount	19,775	20,417

The Convertible bonds included the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A convertible into newly-issued ordinary shares maturing in 2022.

This item was broken down as follows:

	As of December 31,
	2017	2016
	(millions of euros)
Non-current portion	1,862	1,832
Current portion	6	6

Total carrying amount	1,868	1,838
Fair value adjustment and measurement at amortized cost	132	162

Total nominal repayment amount	2,000	2,000

The nominal repayment amount of bonds and convertible bonds totaled 21,775 million euros, down by 642 million euros compared to December 31, 2016 (22,417 million euros) as a result of new issues, repayments and the exchange effect in 2017.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The following table lists the bonds issued by companies of the TIM Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price as of December 31, 2017 (%)	Market value as of December 31, 2017 (millions of euros)
Bonds issued by TIM S.p.A.
Euro	592.9	593	4.750%	5/25/11	5/25/18	99.889	101.905	604
Euro	581.9	582	6.125%	6/15/12	12/14/18	99.737	105.768	615
Euro	832.4	832	5.375%	1/29/04	1/29/19	99.070	105.653	879
GBP	850.0	958	6.375%	6/24/04	6/24/19	98.850	107.457	1,029
Euro	719.5	719	4.000%	12/21/12	1/21/20	99.184	107.671	775
Euro	547.5	547	4.875%	9/25/13	9/25/20	98.966	112.218	614
Euro	563.6	564	4.500%	1/23/14	1/25/21	99.447	112.283	633
Euro	(b)203.5	204	6 month Euribor (base 365)	01/01/02	01/01/22	100	100.000	204
Euro	883.9	884	5.250%	02/10/10	02/10/22	99.295	117.798	1,041
Euro	(c)2,000	2,000	1.125%	3/26/15	3/26/22	100	100.347	2,007
Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	109.909	1,099
GBP	375.0	423	5.875%	5/19/06	5/19/23	99.622	117.038	495
Euro	1,000	1,000	2.500%	1/19/17	7/19/23	99.288	105.789	1,058
Euro	750	750	3.625%	1/20/16	1/19/24	99.632	111.698	838
USD	1,500	1,251	5.303%	5/30/14	5/30/24	100	107.369	1,343
Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	107.199	1,072
Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	112.068	1,121
Euro	1,250	1,250	2.375%	10/12/17	10/12/27	99.185	100.079	1,251
Euro	670	670	5.250%	03/17/05	03/17/55	99.667	117.022	784

Sub-Total		16,227						17,462

Bonds issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.
Euro	1,015	1,015	7.750%	01/24/03	01/24/33	(a)109.646	154.113	1,564

Sub-Total		1,015						1,564

Bonds issued by Telecom Italia Capital S.A. and guaranteed by TIM S.p.A.
USD	(d)676.6	564	6.999%	06/04/08	06/04/18	100	101.673	574
USD	(d)759.7	633	7.175%	06/18/09	06/18/19	100	106.399	674
USD	1,000	834	6.375%	10/29/03	11/15/33	99.558	116.568	972
USD	1,000	834	6.000%	10/06/04	09/30/34	99.081	111.781	932
USD	1,000	834	7.200%	07/18/06	07/18/36	99.440	124.700	1,040
USD	1,000	834	7.721%	06/04/08	06/04/38	100	129.801	1,082

Sub-Total		4,533						5,274

Total		21,775						24,300

(a)	Weighted average issue price for bonds issued with more than one tranche.

(b)	Reserved for employees.

(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.

(d)	Net of the securities bought back by TIM S.p.A. on July 20, 2015.

The following table lists the changes in bonds during 2017:

New issues	Currency	Amount (millions of original currency)	Issue date
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 07/19/2023	Euro	1,000	01/19/2017
Telecom Italia S.p.A. 1,250 million euros 2.375% maturing 10/12/2027	Euro	1,250	10/12/2017

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Repayments	Currency	Amount (millions of original currency)	Repayment date
Telecom Italia S.p.A. 545 million euros 7.000%(1)	Euro	545	01/20/2017
Telecom Italia S.p.A. 628 million euros 4.500%(2)	Euro	628	09/20/2017
Telecom Italia S.p.A. 750 million GBP 7.375%	GBP	750	12/15/2017

(1)	Net of buybacks by the Company of 455 million euros during 2015.

(2)	Net of buybacks by the Company of 372 million euros during 2015.

Medium/long-term amounts due to banks of 3,798 million euros (5,461 million euros at December 31, 2016) decreased by 1,663 million euros. Short-term amounts due to banks totaled 2,183 million euros (1,072 million euros at December 31, 2016) and included 1,282 million euros of the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables, amounting to 161 million euros (306 million euros at December 31, 2016), decreased by 145 million euros (following the early repayment on April 10, 2017 of the 100 million euro bilateral term loan with Cassa Depositi e Prestiti maturing April 2019) and included 144 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen maturing in 2029. Short-term other financial payables amounted to 96 million euros (117 million euros at December 31, 2016) and included 14 million euros of the current portion of medium/long-term other financial payables.

Medium/long-term finance lease liabilities totaled 2,249 million euros (2,444 million euros at December 31, 2016) and mainly related to property leases recognized under IAS 17 using the financial method. Short-term finance lease liabilities amounted to 181 million euros (192 million euros at December 31, 2016) and related to the current portion of medium/long-term finance lease liabilities.

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,914 million euros (1,876 million euros at December 31, 2016). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 71 million euros (69 million euros at December 31, 2016).

Non-hedging derivatives classified as non-current financial liabilities totaled 5 million euros (13 million euros at December 31, 2016). Non-hedging derivatives classified as non-current financial liabilities totaled 4 million euros, a decline of 7 million compared to 11 million euros at December 31, 2016. These also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“COVENANTS” AND “NEGATIVE PLEDGES” EXISTING AT DECEMBER 31, 2017

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that result in the automatic early redemption of the bonds in relation to events other than the insolvency of the TIM Group(1). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms that regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With respect to loans taken out by TIM S.p.A. with the European Investment Bank (EIB), at December 31, 2017, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

(1)	A change of control event can result in the early repayment of the convertible bond of TIM S.p.A., the EIB loans and the bilateral credit line with Mediobanca, as further detailed below.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) to not controlled third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

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

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences—including, at the discretion of the investors, the establishment of guarantees or the early repayment of the amount paid in cash or as shares and the cancellation of the commitment in the absence of agreements to the contrary—are specifically covered in the individual agreements.

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

Finally, as at December 31, 2017, no covenant, negative pledge or other clause relating to the debt position, had in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at December 31, 2017:

	As of December 31,
	2017		2016
	Agreed	Drawn down	Agreed	Drawn down
	(billions of euros)
Revolving Credit Facility—expiring May 2019	4.00		4.00
Revolving Credit Facility—expiring March 2020	3.00		3.00

Total	7.00	—	7.00	—

At December 31, 2017, TIM had two syndicated Revolving Credit Facilities of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020, respectively, both not yet drawn down. On January 16, 2018, the two Revolving Credit Facilities were closed and replaced by a new Revolving Credit Facility for a total of 5 billion euros, expiring in 5 years.

TIM also has:

•	a bilateral Term Loan from UBI Banca (former Banca Regionale Europea) expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca, respectively for 134 million euros expiring in November 2019 and 75 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	a hot money with Banca Popolare dell’Emilia Romagna for 250 million euros, drawn down for the full amount and fully repaid at maturity on February 15, 2018;

•	a hot money with Intesa Sanpaolo expiring December 2018 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring December 2018 for 2 billion euros, not yet drawn down.

On December 21, 2017, TIM S.p.A. notified Mediobanca of its decision to exercise the early repayment option on the 150 million euro bilateral term loan expiring July 2020, with the full repayment of the residual principal of 75 million euros on January 3, 2018.

On January 16, 2018, TIM S.p.A. exercised the early repayment option on the 2 billion euro bilateral Term Loan with Intesa Sanpaolo expiring December 2018, with repayment made on January 17, 2018.

TIM rating at December 31, 2017

At December 31, 2017, the three rating agencies—Standard & Poor’s, Moody’s and Fitch Ratings—rated TIM as follows:

	Rating	Outlook
STANDARD &POOR’S	BB+	Positive
MOODY’S	Ba1	Stable
FITCH RATINGS	BBB-	Stable

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Additional cash flow information required by IAS 7.

			Cash transactions		Non cash transactions
		As of December 31, 2016	Receipts and/or issues	Payments and/or reimbursements	Exchange rate difference	Fair value changes	Other changes	As of December 31, 2017
		(millions of euros)
Financial payables (medium/long-term):
Bonds		21,126	2,250	(2,023)	(873)	(107)	(39)	20,334
Convertible Bonds		1,838					30	1,868
Amounts due to banks		6,038	324	(1,145)	(219)		82	5,080
Other financial payables		319		(111)	(18)		(15)	175

	(a)	29,321	2,574	(3,279)	(1,110)	(107)	58	27,457
of which short term		3,185		(3,258)	(153)	(25)	3,768	3,517
Finance lease liabilities (medium/long-term)		2,636	56	(147)	(65)		(50)	2,430

	(b)	2,636	56	(147)	(65)	—	(50)	2,430
of which short term		192		(147)	(4)		140	181
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,945			165	(128)	3	1,985
Non-hedging derivatives		24			(9)		(6)	9
Other liabilities

	(c)	1,969	—	—	156	(128)	(3)	1,994
of which short term		80			(4)	(2)	1	75
Financial payables (short-term):
Amounts due to banks		495					406	901
Other financial payables		104					(22)	82

	(d)	599	—	—	—	—	384	983
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale								—

	(e)	—	—	—	—	—	—	—
Total Financial liabilities (Gross financial debt)	(f=a+b+ c+d+e)	34,525	2,630	(3,426)	(1,019)	(235)	389	32,864

Hedging derivatives relating to hedged items classified as current and non-current assets/liabilities of a financial nature	(g)	2,682			(768)	(180)	21	1,755
Non hedging derivatives	(h)	67			(42)	(3)		22

Total	(i=f-g-h)	31,776	2,630	(3,426)	(209)	(52)	368	31,087

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 17—FINANCIAL RISK MANAGEMENT

Financial risk management objectives and policies of the TIM Group

The TIM Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of non-fulfillment of obligations undertaken by the counterparty with respect to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the establishment, at central level, of guidelines for directing operations;

•	the work of an internal committee that monitors the level of exposure to market risks in accordance with preestablished general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach preestablished objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the TIM Group are described below.

Identification of risks and analysis

The TIM Group is exposed to market risks, as a result of changes in interest rates and exchange rates, in the markets in which it operates or has bond issues, mainly in Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the TIM Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that set composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been set, on the basis of the nominal amount, in the range 65%-75% for the fixed-rate component and 25%-35% for the variable-rate component.

In managing market risk, the Group has adopted Guidelines on “Management and control of financial risk” and mainly uses the following financial derivatives:

•	Interest Rate Swaps (IRS), to modify the profile of the original exposure to interest rate risks on loans and bonds, both fixed and variable;

•	Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards, to convert loans and bonds issued in currencies other than euro—principally in US dollars and British pounds—to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for managing exchange rate and interest rate risk on instruments denominated in currencies other than euro and for managing interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-set the exchange rate of future transactions and the interest rate.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

All derivative financial instruments are entered into with banking and financial counterparties with at least a “BBB-” rating from Standard & Poor’s or an equivalent rating, and an outlook that is not negative. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•	sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the consolidated financial statements at December 31, 2017;

•	the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;

•	in the case of fair value hedge relationships, fair value changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;

•	the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly, they are included in this analysis;

•	the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Exchange rate risk—Sensitivity analysis

At December 31, 2017 (and also at December 31, 2016), the exchange rate risk of the Group’s loans denominated in currencies other than the functional currency of the consolidated financial statements was hedged in full. Accordingly, a sensitivity analysis was not performed on exchange risk.

Interest rate risk—Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•	with respect to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in line with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•	if at December 31, 2017 the interest rates in the various markets in which the TIM Group operates had been 100 basis points higher/lower compared to the actual rates, then higher/lower finance expenses, before the income tax effect, would have been recognized in the income statement of 50 million euros (50 million euros at December 31, 2016).

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Total financial liabilities (at the nominal repayment amount)

	As of December 31, 2017			As of December 31, 2016
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Bonds	17,237	4,538	21,775	17,978	4,439	22,417
Loans and other financial liabilities	3,689	3,881	7,570	3,588	4,505	8,093

Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	20,926	8,419	29,345	21,566	8,944	30,510
Total current financial liabilities(*)	282	700	982	221	375	596

Total	21,208	9,119	30,327	21,787	9,319	31,106

(*)	At December 31, 2017, variable-rate current liabilities included 38 million euros of payables to other lenders for installments paid in advance, which are classified in this line item even though they are not correlated to a definite rate parameter (83 million euros at December 31, 2016).

Total financial assets (at the nominal investment amount)

	As of December 31, 2017			As of December 31, 2016
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
	(millions of euros)
Cash and cash equivalents		2,930	2,930		2,592	2,592
Securities	623	1,100	1,723	1,390	1,586	2,976
Other receivables	927	79	1,006	1,531	167	1,698

Total	1,550	4,109	5,659	2,921	4,345	7,266

With respect to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Total financial liabilities

	As of December 31, 2017		As of December 31, 2016
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Bonds	21,521	4.96	22,141	5.44
Loans and other financial liabilities	8,599	3.59	9,487	3.88

Total	30,120	4.57	31,628	4.97

Total financial assets

	As of December 31, 2017		As of December 31, 2016
	Adjusted carrying amount	Effective interest rate	Adjusted carrying amount	Effective interest rate
	(millions of euros)	(%)	(millions of euros)	(%)
Cash and cash equivalents	2,930	0.05	2,592	0.05
Securities	1,723	4.07	2,976	7.17
Other receivables	326	2.03	230	5.23

Total	4,979	1.57	5,798	3.91

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Credit risk

Exposure to credit risk for the TIM Group consists of possible losses that could arise from the failure of either commercial or financial counterparties to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.

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

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits of the European companies are made with leading banking and financial institutions rated no lower than “investment grade”. Investments by the companies in South America are made with leading local counterparties. Moreover, deposits are made generally for periods of less than three months. With respect to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments have been carried out in compliance with the Group Guidelines on “Management and control of financial risk”.

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

14% of gross financial debt at December 31, 2017 (nominal repayment amount) will become due in the next 12 months.

Current financial assets at December 31, 2017, together with unused committed bank lines, are sufficient to fully cover the Group’s financial liabilities due at least for the next 24 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the terms and the interest and exchange rates in place at December 31, 2017. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities—Maturities of contractually expected disbursements

		Maturing by December 31, of the year
		2018	2019	2020	2021	2022	After 2022	Total
		(millions of euros)
Bonds	Principal	1,739	2,424	1,267	564	3,087	12,694	21,775
	Interest	1,022	899	764	708	671	5,669	9,733

Loans and other financial liabilities	Principal	1,264	1,731	603	628	714	243	5,183
	Interest	37	(21)	(26)	(53)	(74)	(681)	(818)

Finance lease liabilities	Principal	138	114	113	113	83	1,826	2,387
	Interest	158	127	120	112	105	1,196	1,818

Non-current financial liabilities(*)	Principal	3,141	4,269	1,983	1,305	3,884	14,763	29,345
	Interest	1,217	1,005	858	767	702	6,184	10,733

Current financial liabilities	Principal	982	—	—	—	—	—	982
	Interest	3	—	—	—	—	—	3

Total financial liabilities	Principal	4,123	4,269	1,983	1,305	3,884	14,763	30,327
	Interest	1,220	1,005	858	767	702	6,184	10,736

(*)	These include hedging and non-hedging derivatives.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Derivatives on financial liabilities—Contractually expected interest flows

	Maturing by December 31, of the year
	2018	2019	2020	2021	2022	After 2022	Total
	(millions of euros)
Disbursements	414	342	296	295	295	2,613	4,255
Receipts	(520)	(473)	(400)	(400)	(399)	(3,451)	(5,643)

Hedging derivatives—net (receipts) disbursements	(106)	(131)	(104)	(105)	(104)	(838)	(1,388)

Disbursements	58	38	23	12	12	16	159
Receipts	(62)	(38)	(19)	(11)	(10)	(15)	(155)

Non-hedging derivatives—net (receipts) disbursements	(4)	—	4	1	2	1	4

Total net (receipts) disbursements	(110)	(131)	(100)	(104)	(102)	(837)	(1,384)

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

The market value of CCIRSs, on the other hand, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs involve the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, risk-free rate of return, current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and exercise price.

NOTE 18—DERIVATIVES

Derivative financial instruments are used by the TIM Group to hedge its exposure to foreign exchange rate risk, to manage interest rate risk and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments in place at December 31, 2017 are principally used to manage debt positions. They include interest rate swaps (IRSs) to reduce interest rate exposure on fixed-rate and variable-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRSs), currency forwards and foreign exchange options to convert the loans/receivables secured in currencies different from the functional currencies of the various Group companies.

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

The following table shows the derivative financial instruments of the TIM Group at December 31, 2017 and at December 31, 2016, by type (for cross currency and interest rate swaps the notional amount refers to the synthetic coverage):

Type	Hedged Risk	Notional amount at 12/31/2017	Notional amount at 12/31/2016	Spot(*) Mark-to-Market (Clean Price) at 12/31/2017	Spot(*) Mark-to-Market (Clean Price) at 12/31/2016
		(millions of euros)
Interest rate swaps	Interest rate risk	4,334	3,334	2	42
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk		851		46

Total Fair Value Hedge Derivatives		4,334	4,185	2	88

Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	7,100	7,952	(325)	551

Total Cash Flow Hedge Derivatives		7,100	7,952	(325)	551

Total Non-Hedge Accounting Derivatives		213	484	15	51

Total TIM Group Derivatives		11,647	12,621	(308)	690

(*)	Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.

The hedging of cash flows by cash flow hedges was considered highly effective and at December 31, 2017 led to:

•	recognition in equity of unrealized losses of 28 million euros;

•	reversal from equity to the income statement of net expenses from exchange rate adjustments of 985 million euros.

The transactions hedged by cash flow hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (millions)	Start of period	End of period	Rate applied	Interest period
GBP	850	Jan-18	Jun-19	6.375%	Annually
GBP	375	Jan-18	May-23	5.875%	Annually
USD	186	Jan-18	Oct-29	5.450%	Semiannually
USD	1,000	Jan-18	Nov-33	6.375%	Semiannually
USD	1,000	Jan-18	July-36	7.200%	Semiannually
USD	677	Jan-18	Jun-18	6.999%	Semiannually
USD	1,000	Jan-18	Jun-38	7.721%	Semiannually
USD	760	Jan-18	Jun-19	7.175%	Semiannually
USD	1,000	Jan-18	Sept-34	6.000%	Semiannually
USD	1,500	Jan-18	May-24	5.303%	Semiannually
USD	186	Jan-18	Oct-29	0.750%	Semiannually

The method selected to test the effectiveness retrospectively and, whenever the principal terms do not fully coincide, prospectively, for cash flow hedge derivatives and fair value hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In essence, the portfolio risk must be significantly less than the risk of the hedged item.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The ineffective portion recognized in the income statement from designated cash flow hedge derivatives during 2017 was negative by 23  million euros (without considering the effects due to the application of Credit Value Adjustment/Debt Value Adjustment—CVA/DVA).

NOTE 19—SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

Measurement at fair value

For the purposes of the comparative information between the carrying amounts and fair value of financial instruments, required by IFRS 7, the majority of the non-current financial liabilities of the TIM Group consists of bonds, whose fair value is directly observable in the financial markets, as they are financial instruments that due to their size and diffusion among investors, are commonly traded on the relevant markets (see the Note “Financial liabilities (non-current and current)”). For other types of financing, however, the following assumptions have been made in determining fair value:

•	for variable-rate loans: the nominal repayment amount has been assumed;

•	for fixed-rate loans: the present value of future cash flows, using market interest rates at December 31, 2017, has been assumed;

•	for some types of loans granted by government institutions for social development purposes, for which fair value cannot be reliably calculated, the carrying amount has been used.

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

The following tables set out, for assets and liabilities at December 31, 2017 and December 31, 2016 and in accordance with the categories established by IAS 39, the supplementary disclosure on financial instruments required by IFRS 7 and the schedules of gains and losses. It does not include Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale.

Key for IAS 39 categories		Acronym
Loans and Receivables	Loans and Receivables	LaR
Financial assets Held-to-Maturity	Financial assets Held-to-Maturity	HtM
Available-for-Sale Financial assets	Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	Hedging Derivatives	HD
Not applicable	Not applicable	n.a.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at December 31, 2017

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
			(millions of euros)
Assets
Loans and receivables	LaR		7,914	7,913	1						7,914
Non-current assets
Receivables from employees		9	47	47
Other financial receivables		9	150	150
Miscellaneous receivables		10	371	370	1
Current assets
Receivables from employees		9	16	16
Other short-term financial receivables		9	101	101
Cash and cash equivalents		9	3,575	3,575
Trade receivables		13	3,500	3,500
Other receivables		13	154	154
Available-for-sale financial assets	AfS		1,044		28	1,016					1,044
Non-current assets
Other investments		8	51		28	23		3	20
Securities other than investments		9	—
Current assets
Securities other than investments		9	993			993		993
Financial assets at fair value through profit or loss held for trading	FAHfT		22				22				22
Non-current assets
Non-hedging derivatives		9	7				7		7
Current assets
Non-hedging derivatives		9	15				15		15
Securities other than investments: held for trading			—
Hedging derivatives	HD		1,755			1,713	42				1,755
Non-current assets
Hedging derivatives		9	1,495			1,474	21		1,495
Current assets
Hedging derivatives		9	260			239	21		260
Financial receivables for lease contracts	n.a.		114							114	114
Non-current assets		9	69							69
Current assets		9	45							45

Total			10,849	7,913	29	2,729	64	996	1,797	114	10,849

Consolidated Financial Statements	Notes To Consolidated Financial Statements

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2017	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2017
			(millions of euros)
Liabilities
Financial liabilities at amortized cost	FLAC/HD		33,355	33,355							36,023
Non-current liabilities
Financial payables		16	23,940	23,940							—
Current liabilities
Financial payables		16	4,500	4,500							—
Trade and miscellaneous payables and other current liabilities		23	4,915	4,915
Financial liabilities at fair value through profit or loss held for trading	FLHfT		9				9				9
Non-current liabilities
Non-hedging derivatives			5				5		5
Current liabilities
Non-hedging derivatives			4				4		4
Hedging derivatives	HD		1,985			1,966	19				1,985
Non-current liabilities
Hedging derivatives		16	1,914			1,895	19		1,914
Current liabilities
Hedging derivatives		16	71			71			71
Finance lease liabilities	n.a.		2,430							2,430	3,604
Non-current liabilities		16	2,249							2,249
Current liabilities		16	181							181

Total			37,779	33,355	—	1,966	28	—	1,994	2,430	41,621

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Carrying amount and fair value hierarchy for each category/class of financial asset/liability and comparison with their fair value at December 31, 2016

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
	(millions of euros)
Assets
Loans and receivables	LaR		8,631	8,629	2						8,631
Non-current assets
Receivables from employees		9	48	48
Other financial receivables		9	12	12
Miscellaneous receivables		10	399	397	2
Current Assets
Receivables from employees		9	15	15
Other short-term financial receivables		9	102	102
Cash and cash equivalents		9	3,964	3,964
Trade receivables		13	3,925	3,925
Other receivables		13	166	166
Available-for-sale financial assets	AfS		1,426		27	1,399					1,426
Non-current assets
Other investments		8	46		27	19		2	17
Securities other than investments		9	1			1		1
Current Assets
Securities other than investments		9	1,379			1,379		1,379
Financial assets at fair value through profit or loss held for trading	FAHfT		207				207				207
Non-current assets
Non-hedging derivatives		9	39				39		39
Current Assets
Non-hedging derivatives			28				28		28
Securities other than investments: held for trading			140				140	140
Hedging derivatives	HD	9	2,682			2,578	104				2,682
Non-current assets
Hedging derivatives		9	2,497			2,454	43		2,497
Current Assets
Hedging derivatives		9	185			124	61		185
Financial receivables for lease contracts	n.a.		160							160	160
Non-current assets		9	101							101
Current Assets		9	59							59

Total			13,106	8,629	29	3,977	311	1,522	2,766	160	13,106

Consolidated Financial Statements	Notes To Consolidated Financial Statements

				Amounts recognized in the financial statements according to IAS 39				Levels of hierarchy or of fair value
	IAS 39 categories	Note	Carrying amounts in financial statements at 12/31/2016	Amortized cost	Cost	Fair value taken to equity	Fair value recognized in the income statement	Level 1	Level 2	Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2016
	(millions of euros)
Liabilities
Financial liabilities at amortized cost	FLAC/HD		35,259	35,259							35,517
Non-current liabilities
Financial payables		16	26,136	26,136
Current liabilities
Financial payables		16	3,784	3,784
Trade and miscellaneous payables and other current liabilities		22	5,339	5,339
Financial liabilities at fair value through profit or loss held for trading	FLHfT		24				24				24
Non-current liabilities
Non-hedging derivatives		14	13				13		13
Current liabilities
Non-hedging derivatives		16	11				11		11
Hedging derivatives	HD		1,945			1,943	2				1,945
Non-current liabilities
Hedging derivatives		16	1,876			1,874	2		1,876
Current liabilities
Hedging derivatives		16	69			69			69
Finance lease liabilities	n.a.		2,636							2,636	3,921
Non-current liabilities		16	2,444							2,444
Current liabilities		16	192							192

Total			39,864	35,259	—	1,943	26	—	1,969	2,636	41,407

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Gains and losses by IAS 39 category—Year 2017

	IAS 39 categories	Net gains/ (losses), 2017(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(356)	118
Available-for-sale financial assets	AfS	8
Financial Assets/Liabilities Held for Trading	FAHfT e FLHfT	(19)
Financial liabilities at amortized cost	FLAC	(1,338)	1,376

Total		(1,705)	1,494

(1)	Of which 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

Gains and losses by IAS 39 category—Year 2016

	IAS 39 categories	Net gains/ (losses), 2016(1)	Of which interest
	(millions of euros)
Loans and receivables	LaR	(258)	139
Available-for-sale financial assets	AfS	12
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT	456
Financial liabilities at amortized cost	FLAC	(1,454)	1,481

Total		(1,244)	1,620

(1)	Of which, 2 million euros relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those at fair value through profit or loss.

NOTE 20—EMPLOYEE BENEFITS

Employee benefits increased by 448 million euros compared to December 31, 2016 and are summarized as follows:

		As of December 31, 2015	Increases/ Present value	Decrease	Exchange differences and other changes	As of December 31, 2016
		(millions of euros)
Provision for employee severance indemnities	(A)	1,018	49	(59)	1	1,009

Provision for pension plans		23	7	(2)		28
Provision for termination benefit incentives and Corporate restructuring expenses		413	101	(160)	(6)	348

Total other provisions for employee benefits	(B)	436	108	(162)	(6)	376

Total	(A+B)	1,454	157	(221)	(5)	1,385

Of which:
Non-current portion		1,420				1,355
Current portion(*)		34				30

(*)	The current portion refers only to Other provisions for employee benefits.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		As of December 31, 2016	Increases/ Present value	Decrease	Exchange differences and other changes	As of December 31, 2017
		(millions of euros)
Provision for employee severance indemnities	(A)	1,009	—	(51)	—	958

Provision for pension plans and other		28	(2)	(1)	(3)	22
Provision for termination benefit incentives and Corporate restructuring expenses		348	689	(177)	(7)	853

Total other provisions for employee benefits	(B)	376	687	(178)	(10)	875

Total	(A+B)	1,385	687	(229)	(10)	1,833

Of which:
Non-current portion		1,355				1,736
Current portion(*)		30				97

(*)	The current portion refers only to Other provisions for employee benefits.

The Provision for employee severance indemnities only refers to Italian companies and decreased overall by 51 million euros due to drawdowns in the year for termination benefits paid and advance payments. “Increases/Present value” showed a nil balance from the net effect of the following factors:

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
(Positive)/negative effect of curtailment	(6)
Current service cost (*)
Finance expenses	14	16	22
Net actuarial (gains) losses for the year	(8)	33	(16)

Total	—	49	6

Effective return on plan assets	there are no assets servicing the plan

(*)	Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expenses”, in “Social security expenses”, and not as “Employee severance indemnities expenses”. The latter account will still be used only for the accruals of companies with less than 50 employees, amounting to 0.3 million euros in 2017 (essentially unchanged compared to 2016 and 2015).

Curtailment had a positive effect due to the updating of actuarial forecasts following the commencement by the Parent, between the end of 2017 and the beginning of 2018, of the corporate restructuring plan (further details are provided in the Note “Employee benefits expenses”).

The net actuarial gains recognized at December 31, 2017, totaling 8 million euros (net actuarial losses of 33 million euros for 2016), essentially related to the change in the discount rate to 1.30% (1.31% at December 31, 2016) while the inflation rate remained unchanged (1.5% for the entire time horizon).

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

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

In application of IAS 19, the employee severance indemnities have been calculated using the “Projected Unit Credit Method” as follows:

•	the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been projected on the basis of a series of financial assumptions (cost-of-living increases, interest rate, increase in compensation etc.). The estimate of future benefits includes any increases for additional service seniority, as well as the estimated increase in the compensation level at the measurement date—only for employees of companies with less than 50 employees during the year 2006;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate adopted and the probability that each benefit actually has to be paid;

•	the liability of each company concerned has been calculated as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees during the year 2006) or by identifying the amount of the average present value of future benefits which refer to the past service already accrued by the employee in the company at the measurement date (for the others), i.e. adopting the “service pro-rate”.

The following assumptions have been made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
Inflation rate	1.50% per annum	1.50% per annum
Discount rate	1.30% per annum	1.30% per annum
Employee severance indemnities annual increase rate	2.625% per annum	2.625% per annum
Annual real wage growth:
equal to or less than 40 years of age	1.0% per annum	1.0% per annum
over 40 but equal to or less than 55 years of age	0.5% per annum	0.5% per annum

over 55 years of age	0.0% per annum	0.0% per annum

Consolidated Financial Statements	Notes To Consolidated Financial Statements

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	RG 48 mortality tables published by “Ragioneria Generale dello Stato”	RG 48 mortality tables published by “Ragioneria Generale dello Stato”

Probability of disability	INPS tables divided by age and sex	INPS tables divided by age and sex

Probability of resignation:
up to 40 years of age	6.50%	1.00%
From 41 to 50 years of age	2.00%	0.50%
From 51 to 59 years of age	2.00%	0.50%
From 60 to 64 years of age	20.00%	6.50%
Over 65 years of age	None	None

Probability of retirement	Reaching the minimum requisites established by the Obligatory General Insurance updated on the basis of Italian Law 214 of December 22, 2011

Probability of receiving at the beginning of the year an advance from the provision for severance indemnities accrued equal to 70%	1.5% per annum	1.5% per annum

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2017 of 958 million euros (1,009 million euros at the end of 2016).

Reported below is a sensitivity analysis for each significant actuarial assumption adopted to calculate the liability as at year end, showing how the liability would have been affected by changes in the relevant actuarial assumption that were reasonably possible at that date, stated in amounts.

The weighted average duration of the obligation is 10.9 years.

CHANGES IN ASSUMPTIONS	Amounts (millions of euros)
Turnover rate:
+0.25 p.p.	(2)
- 0.25 p.p.	2

Annual inflation rate:
+0.25 p.p.	17
- 0.25 p.p.	(17)

Annual discount rate:
+0.25 p.p.	(23)
- 0.25 p.p.	24

The Provision for pension plans amounted to 22 million euros at December 31, 2017 (28 million euros at December 31, 2016) and mainly represented pension plans in place at foreign companies that are part of the Group.

Provision for termination benefit incentives and Corporate restructuring expenses increased in total by 505 million euros, representing the balance between provisions allocated at the commencement of the new corporate restructuring plan of 689 million euros and drawdowns for terminations under the previous plan ended on December 31, 2017 of -177 million euros. More details are provided in the Note “Employee benefits expenses”.

For further details please see Note “Employee benefits expenses”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 21—PROVISIONS

Provisions increased by 133 million euros compared to December 31, 2016. The figure breaks down as follows:

	As of December 31, 2016	Increase	Used through income statement	Used directly	Exchange differences and other changes	As of December 31, 2017
	(millions of euros)
Provision for taxation and tax risks	119	18		(31)	(13)	93
Provision for restoration costs	326	28		(4)		350
Provision for legal disputes	457	260	(1)	(107)	(4)	605
Provision for commercial risks	46	6		(18)	(6)	28
Provision for risks and charges on investments and corporate-related transactions	28		(2)		6	32
Other provisions	8	8	(1)	(4)	(2)	9

Total	984	320	(4)	(164)	(19)	1,117

Of which:
Non-current portion	830					825
Current portion	154					292

The non-current portion of provisions for risks and charges mainly related to the provision for restoration costs and a portion of the provision for legal disputes. More specifically, in accordance with accounting policies, the total amount of the provision for restoration costs is calculated by re-measuring the amounts for which a probable outlay is envisaged, based on the estimated inflation rates for the individual due dates, and subsequently discounted to the reporting date based on the average cost of debt, taking into account cash outflow forecasts.

The Provision for taxation and tax risks fell by 26 million euros compared to December 31, 2016 due to draw downs by the Brazil Business Unit (16 million euros) and the Parent TIM S.p.A. (10 million euros).

The Provision for restoration costs related to the provision for the estimated cost of dismantling tangible assets (in particular: batteries, wooden poles and equipment) and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (344 million euros) and to the Brazil Business Unit (6 million euros).

The Provision for legal disputes included the provision for litigation with employees, social security entities, regulatory authorities and other counterparties.

The figure at December 31, 2017 included 518 million euros for the Domestic Business Unit and 87 million euros for the Brazil Business Unit. Draw downs mainly consisted of 79 million euros for the Brazil Business Unit and 28 million euros for the Domestic Business Unit and were essentially related to settlement agreements reached.

The Provision for commercial risks fell by 18 million euros compared to December 31, 2016 and related to companies belonging to the Domestic Business Unit.

The Provision for risks and charges on investments and corporate-related transactions remained essentially unchanged compared to the previous year and related to the Domestic Business Unit.

Other provisions showed no change compared to December 31, 2016 and included 7 million euros in relation to companies belonging to the Domestic Business Unit.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 22—MISCELLANEOUS PAYABLES AND OTHER NON—CURRENT LIABILITIES

Miscellaneous payables and other non-current liabilities increased by 71 million euros compared to December 31, 2016 and are summarized as follows:

	As of December 31,
	2017	2016
	(millions of euros)
Payables to social security agencies	238	116
Capital grants	391	371
Deferred income	988	1,033
Income tax payables (*)	45	66
Other	16	21

Total	1,678	1,607

(*)	Analyzed in the Note “Income tax expense”.

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

	As of December 31,
	2017	2016
	(millions of euros)
Non-current payables:
Due from 2 to 5 years after the end of the reporting period	226	107
Due beyond 5 years after the end of the reporting period	12	9

	238	116
Current payables	58	69

Total	296	185

The item capital grants represents the component yet to be released to the income statement based on the remaining useful life (estimated at approximately 18 years) of the assets that the grants refer to. The 20 million euros increase at December 31, 2017, is mainly related to the construction of infrastructure for the Ultra-Broadband-UBB and Broadband-BB projects.

Medium/long-term deferred income mainly included:

•	the effect of the deferral of revenues from the activation of the TIM S.p.A. telephone service for 265 million euros compared to 268 million euros at December 31, 2016;

•	the non-current portion of approximately 226 million euros of the deferred gain on the sale and lease back of the telecommunication towers of the Brazil Business Unit;

•	the effect, for the most part, of the deferral of revenues from the sale of transmission capacity to the Sparkle group for 154 million euros.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 23—TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities increased by 126 million euros compared to December 31, 2016 and were broken down as follows:

		As of December 31,
		2017		2016
			Of which IAS 39 Financial Instruments		Of which IAS 39 Financial Instruments
		(millions of euros)
Payables on construction work	(A)	19		25

Trade payables:
Payables to suppliers		4,262	4,262	4,532	4,532
Payables to other telecommunication operators		383	383	323	323

	(B)	4,645	4,645	4,855	4,855

Tax payables	(C)	584		292

Miscellaneous payables and other current liabilities:
Payables for employee compensation		245		319
Payables to social security agencies		202		215
Trade and miscellaneous deferred income		508		488
Advances received		69		53
Customer-related items		602	77	847	199
Payables for “TLC operating fee”		15		15
Dividends approved, but not yet paid to shareholders		19	19	33	33
Other current liabilities		223	174	320	252
Employee benefits (except for Employee severance indemnities) for the current portion expected to be settled within 1 year		97		30
Provisions for risks and charges for the current portion expected to be settled within 1 year		292		154

	(D)	2,272	270	2,474	484

Total	(A+B+C+D)	7,520	4,915	7,646	5,339

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

Trade payables amounting to 4,645 million euros (4,855 million euros at December 31, 2016), mainly related to TIM S.p.A. (3,127 million euros) and to companies belonging to the Brazil Business Unit (1,094 million euros).

Tax payables amounted to 584 million euros (292 million euros at December 31, 2016) and related mainly to TIM S.p.A.. The item included VAT payable (385 million euros), the payable for the government concession tax (20 million euros) and withholding tax payables to the tax authorities as withholding agent (72 million euros). They also included other tax payables of the Brazil Business Unit of 87 million euros.

Trade and miscellaneous deferred income refer mainly to the Parent TIM S.p.A. and include 131 million euros for interconnection charges, 175 million euros for the deferral of revenues from the activation of the telephone service, 21 million euros for traffic and charges, 51 million euros for rent and maintenance payments and 4 million euros for outsourcing contract charges.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 24—CONTINGENT LIABILITIES, OTHER INFORMATION, COMMITMENTS AND GUARANTEES

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM Group companies are involved as at December 31, 2017, as well as those that came to an end during the period. The TIM Group has provisioned 461 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

Telecom Italia Sparkle—Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

In September 2017, the Rome Appeal’s Court rejected the appeal lodged by the Prosecutor’s office, confirming the acquittal of the three former managers ordered in the first instance by the Court of Rome permanently ending the proceedings against these managers. The Public Prosecutor’s Office had challenged the judgment of the Court of Rome of October 2013 with which the three former managers of Telecom Italia Sparkle were fully acquitted from the charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions (a “carousel fraud”); in November 2017 the Rome Public Prosecutor’s Office ordered that the criminal case against Telecom Italia Sparkle, which had been under investigation pursuant to legislative decree 231 for alleged criminal conspiracy and transnational money laundering, also be dismissed.

At the same time, it was ordered that the sum of 1,549,000 euros be returned to the Company. This sum had been seized earlier, and corresponded to the maximum fine that could be imposed for the administrative offence of which the Company had been accused. The funds are expected to be returned in early 2018.

With respect to risks of a fiscal nature in February 2014 the Revenues Agency (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines calculated as 25% of the “crime related costs” unduly deducted totaled 280 million euros. The Company had filed an appeal to the Provincial Tax Commission of Rome in April 2014. The Commission rejected the appeal in May 2016.

The Company appealed to the Regional Tax Commission of Lazio in October 2016, opposing the judgment in the first instance, requesting a suspension of the enforcement of this first instance judgment subject to presentation of an appropriate guarantee. In December 2016, the Regional Tax Commission granted this suspension, fixing the date for a hearing on the merits in April 2017. On April 5, 2017, the appeal was discussed before the Regional Tax Commission of Lazio. On April 26, 2017, the second-tier ruling was filed rejecting the Company’s appeal. Also in April 2017, an application was filed for the dismissal of the case opened by Equitalia following the unfavorable judgment of the Rome Provincial Tax Commission concerning the application for payment of 2/3rds of the sanction imposed earlier by the Revenues Agency; this reduced the overall risk to 93 million euros and the dispute continued but limited to that amount.

Thereafter, following the introduction of regulations on the facilitated settlement of pending tax litigation, the Company arranged to settle the entire case and paid approximately 37 million euros in October 2017, corresponding to 40% of the sanction still under dispute. The dispute has therefore been settled.

International tax and regulatory disputes

As at December 31, 2017, the Brazil Business Unit is involved in tax and regulatory disputes, the outcome of which is estimated as a possible loss amounting to 14.5 billion reais. The main types of disputes involved are listed below, classified on the basis of the taxation level to which they relate.

Federal Tax

On March 22, 2011 TIM Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million reais as of the date of the notification, including fines and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TIM Nordeste Telecomunicações S.A. and TIM Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into TIM Celular with the aim of rationalizing the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarized as follows:

•	non-recognition of the fiscal effects of the merger of TIM Nordeste Telecomunicações S.A. and Maxitel S.A.;

•	non-recognition of the tax-deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”).

•	denial of certain tax offsets;

•	denial of the SUDENE territorial tax benefit due to alleged irregularities in the management and reporting of the benefit.

The adjustments included in the assessment notice were challenged by TIM Celular, in administrative proceedings, through the presentation of its first objections on April 20, 2011. On April 20, 2012, TIM Celular received notification of the decision of the administrative court of first instance which confirmed the findings set out in the assessment notice; TIM Celular promptly filed an appeal against this decision on May 21, 2012.

The Company, as confirmed by fitting legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters.

At the federal level, disputes involving the following are also noted:

•	use of tax losses;

•	tax deductibility of the amortization of goodwill;

•	taxation on income from certain types of exchange movements;

•	withholding of taxes on certain types of payments made abroad (for example, payments for international roaming);

•	offsetting between debt taxes and credit positions of group companies.

The overall risk involved in connection with these cases that is considered possible amounts to 3.7 billion reais.

State Taxes

In connection with state taxes, there are numerous disputes regarding ICMS2, and in particular:

•	disputes concerning the reduction of the tax base through discounts granted to customers: in addition to disputes regarding the use of tax credits declared by group companies against the repayment of telephone terminals on loan, and following the detection of subscription fraud perpetrated against the companies, subjecting certain types of fees to ICMS, accrued in favor of group companies and classified by them as fees for services other than telecommunications;

•	disputes concerning the use of the “PRO-DF” tax benefit originally granted by some states and subsequently declared unconstitutional (the dispute refers to the actual credit for ICMS, declared by the TIM Celular Company on the basis of the aforementioned facilitation provisions);

•	disputes relating to the use of credits for ICMS, recognized by Group companies as a result of the acquisition of tangible assets, and in relation to the supply of electricity to the Companies, as well as in the application of the provisions on the subject of tax substitution;

•	penalties imposed on group companies for irregularities in declaratory compliance.

2	ICMS—imposto sobre circulação de mercadorias e services de tranporte intermunicipal, interestadual e de comunicação—is a type of value added tax and is levied on supplies of goods, interstate and inter-municipal transportation services, communication services and imports of goods. ICMS is regulated by state legislation issued by each state within the limits defined by the Constitution. The finance departments of states (Secretarias da Fazenda) are in charge of the administration and collection of ICMS.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Overall, the risk for these cases that considered possible amounts to 7.4 billion reais.

FUST and FUNTTEL

The main complaints concerning the contributions to the regulatory body (Anatel), and in particular in terms of FUST and FUNTTEL, concern the subjection of revenues from interconnection to these withdrawals.

Altogether the risk for such cases, considered possible, amounts to 2.7 billion reais.

Administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called TIM Security Affair.

In December 2008 TIM received notification of the application for its committal for trial for the administrative offense specified in articles 21 and 25, subsections 2 and 4, of legislative decree no. 231/2001 in relation to the affairs that involved several former employees of the Security function and former collaborators of the Company charged among other things with offences involving corruption of public officials, with the object of acquiring information from confidential files. In May 2010 TIM ceased being a defendant in the criminal trial, after the Judge for the Preliminary Hearing approved the motion for settlement of the proceedings (plea bargaining) presented by the Company. In the hearing before Section One of the Milan Court of Assizes, TIM acted in the dual role of civil party and civilly liable party. In fact, on the one hand it was admitted as civil party against all the defendants for all charges, and on the other it was also cited as the party with civil liability pursuant to article 2049 of the Italian Civil Code for the actions of the defendants in relation to 32 civil parties. Telecom Italia Latam and Telecom Italia Audit and Compliance Services (now incorporated into TIM) also participated in the hearing as civil parties, having filed appearances since the Preliminary Hearing and brought charges against the defendants for hacking.

After the lengthy evidentiary hearings, 22 civil parties filed claims for compensation, including against TIM as civilly liable party, for over 60 million euros with one party requesting over 42 million euros. The Company itself, as civil party, also summarized its conclusions against the defendants, requesting that they be found liable for all the damages suffered as a result of the facts of the case. In February 2013, Section 1 of the Milan Court of Assizes issued the first instance judgment, sentencing the defendants to terms of imprisonment of between 7 years and 6 months and one year. The Court also recognized that there had been non-pecuniary damage to some of the civil parties as a consequence of the alleged facts, and sentenced the defendants, jointly and severally with civilly liable party TIM, to compensate said damages, totaling 270,000 euros (in part jointly and severally with Pirelli) plus legal fees; at the same time the Court also sentenced the defendants to pay compensation for pecuniary and non-pecuniary damages incurred by the Company, granting it a provisional sum of 10 million euros. The judgment also recognized the existence of non-pecuniary damage to the companies Telecom Italia Latam and Telecom Italia Audit & Compliance Services, sentencing the defendants to pay compensation for damages on an equitable basis of 20,000 euros for each company. In November 2013 the grounds for the judgment in the first instance were published (which, for its part, the Company decided not to contest). At the end of the appeal, which was brought by the convicted defendants, the judgment in the first instance was partly reversed. The appeal judge took note of the fact that the time-limit had expired on the majority of the charges, and made an order not to proceed against the defendants who had been convicted in the lower court, with the exception of two, who were found guilty of the offence of revealing information which was subject to a prohibition on disclosure. As for the civil judgments, the Court revoked those made by the judge of first instance and ruled in favor of three ministries, AGCM and the Revenues Agency. The Court also decided to revoke the provisional sum of 10 million euros awarded to the Company as civil party at the end of the proceedings in the court of first instance, making a generic ruling that the defendants should pay compensatory civil damages. Finally, the appeal judge also rejected all the demands for compensation advanced on appeal by certain civil parties for a total of about 60 million euros, in respect of which the Company has the role of party liable for damages. At the end of the appeal, therefore, the appeals court upheld the prior ruling, confirming that TIM, as the party liable for damages, had already paid the parties. The three defendants brought an appeal to the Court of Cassation against the judgment of appeals court issued by the Milan Appeal Court of Assizes, for which, no preliminary hearing has yet been scheduled.

— • —

Consolidated Financial Statements	Notes To Consolidated Financial Statements

It should be noted that for some of the disputes described below, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any, on the basis of the information available at the closing date of the present document, particularly in light of the complexity of the proceedings, the progress made, and the elements of uncertainty of a technical-trial nature. Moreover, in those cases in which disclosure of information on a dispute could seriously jeopardize the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on TIM for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from TIM itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

TIM appealed against the decision to the Regional Administrative Court (TAR) for Lazio, requesting that payment of the fine be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organizational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the TIM retail department (hence the lack of any form of inequality of treatment and/or opportunistic behavior by TIM), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgment of the Lazio TAR was published, rejecting TIM’s appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

In May 2015, with the judgment no. 2497/15, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by TIM and confirmed the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.

In a decision notified in July 2015, AGCM started proceedings for non-compliance against TIM, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviors analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

On January 13, 2017 TIM was notified of the conclusive assessment of the Italian Competition Authority (AGCM), acknowledging that TIM has fully complied with the judgment in proceedings A428 and that therefore the conditions did not exist for the imposition of any sanctions for non-compliance.

AGCM also recognized that TIM’s behavior subsequent to the 2013 proceedings had been focused on continuous improvement of its performance in the supply of wholesale access services concerning not only the services which were the subject of the investigation, but also new, super-fast broadband access services. In assessing compliance, AGCM recognized the positive impact of the ongoing implementation of TIM’s New Equivalence Model (NME). The AGCM decision orders TIM to: (i) proceed with the implementation of the NME until its completion which is expected to be by April 30, 2017; (ii) to inform the Authority about the performance levels of the systems for providing wholesale access services and about the completion of the corresponding internal reorganization plan by the end of May 2017. The Company quickly complied with both orders, and AGCOM communicated its satisfaction on August 9, 2017.

Vodafone lodged an appeal with the Lazio Regional Administrative Court against the final decision in the proceedings for non-compliance taken by AGCM. TIM filed an appearance, as it did in the further proceedings brought in the month of March 2017 by the operators CloudItalia, KPNQ West Italia S.p.A. and Digitel.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Vodafone (A428)

In August 2013, Vodafone, as incorporating company of operator Teletu, submitted to the Milan Court a huge claim for damages for presumed abusive and anticompetitive behavior (founded principally on ICA case A428) which TIM allegedly implemented in the period 2008-2013. The pecuniary claim was quantified by Vodafone as an estimated sum of between 876 million euros and 1,029 million euros.

In particular, Vodafone alleged technical boycotting activities, with refusal to activate lines requested for Teletu customers (in the period from 2008 to the month of June 2013), together with the adoption of allegedly abusive price policies for wholesale network access services (period from 2008 to the month of June 2013). Furthermore, the other party complained of the presumed application of discounts to business customers greater than those envisaged (“margin squeezing”) and the carrying out of presumed illegal and anticompetitive winback practices (in the period from the second half of 2012 to the month of June 2013).

TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim. Following the August 2016 decision by the Court of Cassation which confirmed that the Milan Court had jurisdiction to decide the dispute, the merits of the case will be decided at the hearing in December 2016.

With a writ of summons dated May 28, 2015 before the Milan Court, Vodafone has advanced further claims for compensation, based on the same ICA case A428 and referring to alleged damages it suffered in the period July 2013-December 2014 (and therefore over a period of time subsequent to the period of the similar compensatory judgment mentioned above), for approximately 568.5 million euros.

The case also contains a reservation of further damages to be quantified, during the proceedings, for the following periods, the claimant alleging that the presumed abusive conduct of TIM continued. TIM filed an appearance, challenging the claims made by the other party regarding the merits and the amount and making a counterclaim.

In an order made on October 6, 2016, the judge accepted Vodafone’s petition to join the two A428 proceedings it had initiated. At the end of the reinstatement proceedings of December 21, the terms were established for the preliminary briefs and a hearing was fixed for July 11, 2017 for the admission of evidence. When the first preliminary brief was filed, following the favorable outcome for TIM of proceedings A428-C (which confirmed the absence of improper conduct by the Company under A428 after 2011), Vodafone decided nonetheless to file further claims for 2015-2016, thus restating its total claim to be 1,812 million euros, which was also disputed and rebutted by TIM.

COLT TECHNOLOGY SERVICES

With a writ of summons served in August 2015 before the Milan Court, operator Colt Technology Services claimed damages based on the decisive order in case A428, referring to alleged damages suffered over the period 2009/2011, due to the presumed inefficient and discriminatory conduct of TIM in the process of supplying wholesale services. The damage claimed was quantified as 27 million euros in loss of profits for the alleged non-acquisition of new customers, or for the alleged impossibility of supplying new services to the customers it had already acquired; the other party also formulated a request for compensation for the damages to its image and commercial reputation. This case follows the extrajudicial claim for approximately 23 million euros, previously advanced by Colt in June 2015, which the Company rejected in its entirety. TIM filed an appearance, contesting all of the plaintiff’s allegations.

KPNQ West Italia S.p.A.

With a writ of summons issued by the Rome Court, KPNQ West Italia sued TIM, claiming damages totaling 37 million euros for alleged abusive and anti-competitive conduct in the period 2009-2011, through technical boycotting (refusals to activate wholesale services—KOs); these claims were based on the content of the Italian Competition Authority ruling that settled the A428 case. The first hearing took place in May 2016. TIM filed an appearance, contesting all of the plaintiff’s allegations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TELEUNIT

With a writ of summons before the Rome Court, Teleunit claimed 35.4 million euros in compensation from TIM, based on the known decision of the Italian Competition Authority that settled the A428 case. Specifically, the other party complained that in the period 2009/2010 it had suffered abusive conduct on TIM’s part in the form of technical boycotting (refusals to activate network access services—KOs), and anticompetitive practices in the form of margin squeezing (excessive squeezing of discount margins, considered abusive inasmuch as it cannot be replicated by competitors). Telecom Italia filed an appearance, contesting all of the plaintiff’s allegations.

With a writ of summons issued in October 2009 before the Milan Appeal Court, Teleunit asked that TIM alleged acts of abuse of its dominant position in the premium services market be ascertained. The plaintiff quantified its damages at a total of approximately 362 million euros. TIM filed an appearance, contesting the claims of the other party.

After the ruling of January 2014 with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court the following April. TIM filed an appearance in the reinstated proceedings challenging the plaintiff’s claims.

In its May 2017 judgment, the Milan Court rejected Teleunit’s claim in its entirety, and ordered the company to pay the legal costs of the case. This judgment was appealed by Teleunit, in June 2017, before the Milan Court of Appeal. The Company filed an appeal challenging the arguments presented by the other party and asking that the judgment in the first instance be fully confirmed.

SIPORTAL

The claim brought against TIM by Siportal is pending before the Rome Court. It claims a total of approximately 48.4 million euros for alleged damages due to the technical boycotting it suffered from 2009 to 2011 and the inertial effects of the abuse since 2015, with the loss of commercial partners and further customer acquisitions (the last damage item has been quantified as 25 million euros). The suit is based on the known Competition Authority ruling that settled case A428. The Company filed an appearance, rejecting all of the other party’s allegations.

Competition Authority case I-761

With a ruling issued on July 10, 2013, AGCM (the Italian Competition Authority) included TIM in the investigation started in March 2013 into firms active in the fixed network maintenance sector. The investigation aims to establish if an agreement prohibited under article 101 of the Treaty on the Functioning of the European Union existed among firms.

The proceedings were initiated after Wind filed two complaints in which the ICA was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.

The ICA alleged that TIM carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to communications regulator AGCom.

TIM challenged these proceedings before the Administrative Court (TAR), sustaining that the ICA does not have competence in this matter.

On July 7, 2014, the ICA announced the extension of the proceedings to confirm whether the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the ICA has also extended the deadline for closing the proceedings from the original date of July 31, 2014 to July 31, 2015. This extension was also challenged before the Lazio Administrative Court (TAR) sustaining that the Italian Competition Authority does not have competence in this matter.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In November 2014, for reasons of procedural economy and also convinced that it was acting legitimately, TIM presented to the Authority a proposal of undertakings in order to resolve the competition concerns subject of the investigation. In its resolution of 19 December 2014 the ICA considered that these undertakings were not manifestly groundless and later ordered their publication for the purposes of market testing.

On March 25, 2015, the ICA definitively rejected the aforesaid undertakings, considering them not suitable for removing the anticompetitive aspects investigated.

On July 21, 2015 the Communication of the Results of the Investigation was served on the parties to the proceedings, in which the Offices of ICA expressed their position in the sense of (i) archiving the complaints regarding the abuse of dominant position and (ii) confirming, instead, that there exists between TIM and the maintenance firms an agreement to coordinate the economic offers drawn up for Wind and Fastweb, and to prevent the unbundled supply of the ancillary technical services.

On December 16, 2015, the final order was issued, confirming the conclusions of the Communication of the Results of the Investigation, sustaining that, between 2012 and 2013, there existed an agreement that restricted competition, and as a result imposed on the Company a fine of 21.5 million euros. In March 2016, the Company payed it. The relevant market is the corrective maintenance (assurance) market and, more precisely, the market for troubleshooting the TIM LLU lines. The purpose of the conduct maintained by the Company and the network firms would have been to limit competition and prevent the evolution of forms of unbundled supply of ancillary technical services.

TIM appealed the order before the Lazio Regional Administrative Court. In judgment no. 09554/2016 issued in September 2016, the appeal was dismissed, and the Company appealed this decision to the Council of State.

WIND (I-761)

With a writ of summons before the Court of Milan, Wind sought a 57 million euro compensation from TIM for damages arising from alleged anti-competitive conduct censured in the ICA case I-761 (on corrective maintenance). According to the plaintiff, this conduct delayed and hindered its ability to obtain more favorable conditions in the unbundled purchase of service to repair faults on the LLU access lines, and their effects, initially stated to have been lasted until December 2015 and subsequently alleged by Wind to be ongoing, TIM filed an appearance challenging the plaintiff’s requests.

VODAFONE (I-761)

With a writ of summons before the Milan Court, Vodafone sued TIM and other network companies, seeking compensation from the Company of approximately 193 million euros for damages arising from alleged anti-competitive conduct censured in the ICA case I-761 (on corrective maintenance) referring to the period from 2011 to 2017.

Vodafone alleges TIM breached competition rules, in the wholesale markets giving access to its fixed network (LLU lines; Bitstream; WLR), through the abuse of a dominant market position and an unlawful agreement with the maintenance companies to maintain the monopoly on the offer of corrective maintenance services on its network. In particular this restrictive agreement would have concerned the coordination, by the Company, of the financial conditions contained in the offers formulated by the aforementioned companies with respect to the OLOs, for the maintenance service, at artificially high prices with respect to the cost of the maintenance included in the regulated access subscription charge, in order to make it seem as if the unbundling of the service itself were not convenient. The Company filed an appearance, contesting all of the other party’s requests.

Competition Authority case A514

In June 2017 the Italian Competition Authority (AGCM) started proceedings A514 against TIM, to ascertain a possible abuse of its dominant market position in breach of article 102 of the Treaty on the Functioning of the European Union. The proceedings were started based on complaints filed in May and June 2017, by Infratel, Enel, Open Fiber, Vodafone and Wind Tre, and concerns a presumed abuse of TIM’s dominant position in the market for

Consolidated Financial Statements	Notes To Consolidated Financial Statements

wholesale access services and for retail services using the broadband and ultrabroadband fixed network. In particular, the ICA hypothesized that TIM had adopted conduct aimed at: i) slowing and hindering the course of the Infratel tender processes so as to delay, or render less remunerative the entry of another operator in the wholesale market; ii) pre-emptively securing customers on the retail market for ultrabroadband services by means of commercial policies designed to restrict the space of customer contendibility remaining for the competitor operators.

After the start of the proceedings, the Authority’s officials carried out an inspection at some of TIM’s offices in the month of July 2017. The case should be concluded by the end of October 2018. On November 2, 2017, TIM lodged a defense in which, in support of the correctness of its actions, it challenged all the arguments that the behavior it had allegedly indulged in, and which are the object of the case, were actually unlawful.

Case “I799”

On February 1, 2017, AGCM initiated investigation proceedings for possible breaches of Article 101 TFEU (ban on competition-restricting agreements) against TIM S.p.A. and Fastweb S.p.A., following the signing of an agreement aimed at establishing a joint cooperative enterprise Flash Fiber S.r.l.. In agreement with Fastweb, TIM has submitted several amendments to the agreements signed to the AGCM, in the form of proposed commitments, aimed at settling the proceedings without accepting the violation and, therefore, without any financial penalty. On December 20, 2017, AGCM decided to extend the deadline for the evaluation of the proposed commitment to February 28, 2018, and the deadline for the conclusion of the proceedings to July 31, 2018.

On April 9, 2018 AGCM notified TIM and Fastweb the approvial of the proposed commitments and closed the proceeding without the imposition of any fine.

Vodafone

In June 2015 Vodafone issued proceedings for damages in the Milan Court for alleged abuse of a dominant position by TIM in the bitstream “NGA” and “VULA” fibre access services market, initially claiming around 4.4 million euros, increased to a figure ranging from 30 to 48.9 million euros.

The complaint alleged that TIM implemented aggressive offers to obtain customers hindering of Vodafone’s access to the fibre network to make it more difficult for it to provide ultrabroadband service to its customers.

The Company filed an appearance contesting all the allegation of the other party, and subsequently also its revision of the size of the damages claimed during the proceedings in 2016.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by TIM of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviors of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which TIM managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements. After the ruling with which the Milan Court of Appeal accepted TIM’s objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. TIM filed an appearance challenging the claims of the other parties.. After the collapse of Voiceplus, the Milan Court declared the case suspended, in an order in September 2015. The case was later resumed by Voiceplus.

With a judgment issued in February 2018, the Milan Court accepted TIM’s defense and rejected the plaintiffs’ claim for compensation, ordering them to pay the legal costs.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

SKY

In 2016, TIM initiated civil proceedings against SKY Italia in the Milan Court, asking the court to void a contract signed by the two companies in April 2014 for the delivery and marketing, between 2015 and 2019, of the SKY IPTV (Internet Protocol Television) offer on the TIM IPTV platform, due to abuse of dominant position by Sky Italia.

In the alternative, the Company also asked the court to reduce to a fair level the amounts demanded by SKY by way of the so-called Guaranteed Minimums (“penalties”) alleging that they were established to SKY’s advantage and related to predetermined customer sign-up and churn-rate thresholds in the five years of the partnership.

SKY filed an appearance in February 2017, challenging TIM’s claim and demanding payment of the Guaranteed Minimums it claimed to have accrued, a request which was opposed by the Company. The proceedings are ongoing and the next hearing is scheduled for May 2018.

28 day billing

Resolution 121/17/CONS, of March 2017, with which AGCOM supplemented its resolution 252/16/CONS, constitutes the concluding act of a regulatory process intended to safeguard price transparency and comparability of economic terms and conditions.

Resolution 121/17/CONS, inter alia, introduced instructions on billing intervals for telephony, prescribing, specifically for fixed telephony, that the interval should be monthly, or multiples thereof, and, for mobile telephony, that it should be at least four-weekly.

TIM appealed Resolution 121/17/CONS to the Regional Administrative Court, alleging that AGCOM was exceeding its powers; the judgement rejecting the appeal was published on February 12, 2018.

TIM will challenge the decision to the Council of State.

In December 2017, AGCOM, with Resolution 499/17/CONS, found that TIM had breached the provisions of Resolution 121/17, by adopting intervals of a month, or multiples thereof, as the basis for billing its fixed telephony offers. It fined TIM 1,160,000 euros, ordering it take action—when the billing cycle was restored to monthly or multiples thereof—to reverse the charges levied for the number of days after June 23, 2017 that the users had not used the service due to the lack of alignment between the four-weekly and the monthly billing cycle.

TIM also appealed this second Resolution to the Regional Administrative Court of Lazio, asking for a preliminary suspension which, on February 22, 2018, was accepted by the Regional Administrative Court of Lazio limited to the reimbursement orders and the scheduling the hearing for consideration of the merits on November 14, 2018.

Law no. 172 of December 4, 2017 decreed that contracts for the supply of electronic communications services should obligatorily prescribe that the renewal of offers and the invoicing of services be based on a month, or multiples thereof.

TIM will adapt to this order within the period of time prescribed by law, namely, within 120 days of April 5, 2018 when the law goes into effect.

On March 7, 2018, TIM was notified of a further resolution (Resolution 112/2018/CONS) with which AGCOM (i) warned the Company, with regard to fixed phone services only, to postpone the starting date of invoices issued after the return to monthly invoicing by the same number of days as those presumably deducted starting from June 23, 2017 with the four-weekly invoicing cycle; and (ii) revoked in the part resolution 499/17/CONS, in which TIM was warned to reverse the amounts presumed eroded starting from 23/6/2017 with the four-weekly invoicing cycle. TIM will challenge the aforementioned resolution before the Lazio TAR.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The economic value of the amounts requested for the reversal is difficult to calculate, as it depends on the churn of individual customers, the type of contract and its effective date.

The Company—supported by legal advisors—considered the risk of the emergence of a significant liability as being only possible, and not probable, and therefore did not make any provision.

Lastly, on February 19, 2018 the AGCM initiated a I820 preliminary, statutory investigation against the companies TIM, Vodafone, Fastweb, Wind-Tre and the Association of category (ASSTEL) to determine whether an understanding existed aiming to limit competition between the main fixed and mobile telephony operators through the coordination of their respective commercial strategies in violation of art. 101 TFEU.

The alleged coordination, according to AGCM, would have been carried out through the execution of the obligations introduced by Article 19 quinquiesdecies of Legislative Decree no. 148/2017 (converted by Law no. 172/2017) which requires operators of electronic communication services to provide monthly (or more than once a month) invoicing and renewal of the offers for fixed and mobile services. The deadline for the closing of the proceedings is set for March 31, 2019.

On March 21, 2018, AGCM issued a provisional precautionary measure against all the operators involved in the proceedings with which it ordered the suspension, pending the proceedings, of the implementation of the agreement concerning the determination of repricing communicated to users at the time of reformulating the billing cycle in compliance with Law no. 172/17 and to independently redetermine its commercial strategy. The precautionary measure was confirmed by AGCM on April 11, 2018 against all the operators involved.

Golden Power

In August 2017 the office of the Prime Minister initiated proceedings against TIM and Vivendi in order to verify the fact that TIM has an obligation to notify, pursuant to the Golden Power provisions, Vivendi’s acquisition of corporate control of TIM and the strategic assets it holds. In September 2017, the proceedings in question concluded by ascertaining that this obligation did exist for TIM effective as of May 4, 2017 the date of the shareholders’ meeting that renewed TIM’s corporate bodies.

As a result of this decision of the office of the Prime Minister a new administrative procedure was started that remains ongoing for the possible imposition on TIM of a pecuniary sanction according to the Golden Power provisions for non-compliance with the notification obligation the economic value of this sanction could be no less than 1% of the “cumulative turnover achieved by the companies involved” in the transaction subject to non-notification, based on the results of the last financial statements approved.

The Company believe it will be able to demonstrate that there were no obligations to notify with respect to Vivendi’s control and it has already submitted an extraordinary appeal to the President of the Republic to request the cancellation of the order of September 2017.

Moreover, the office of the Prime Minister exercised the special powers laid down by the Golden Power provision through two specific rulings in October and November 2017 with which it set specific prescriptions and conditions on TIM S.p.A. and the companies of the Telecom Italia group Sparkle and Telsy Elettronica e Telecomunicazioni.

The prescriptions, according to the Administrative Authority, are premised on understanding that these companies, in part, perform activities relevant for national security and as far as TIM is concerned to the fact that it owns the infrastructure and the systems used to provide access to end-users of services covered by the universal service obligation.

Any failure on the part of the recipients of the orders to execute the conditions and prescriptions is sanctioned in the same way as failure to notify significant acts for the purpose of the application of Golden Power provisions.

The companies subject to the prescriptions are required to send periodic reports to a special Monitoring Committee established at the office of the Prime Minister in order to verify compliance with the aforementioned prescriptions.

In December 2017 the Group sent the office of the Prime Minister the first compliance report outlining all the proposals and activities put in place to follow through with the prescriptions.

TIM has also submitted an extraordinary appeal to the President of the Republic in this instance to request cancellation of the orders in question.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Formal Notice of Assessments against TIM S.p.A.

On October 29, 2015 the Guardia di Finanza concluded a tax investigation into TIM S.p.A., started in 2013, regarding the years 2007 to 2014. The formal notice of assessment (Processo Verbale di Costatazione, or PVC) contained two substantial findings. The first related to the presumed non-debiting of royalties to the company’s indirect subsidiary TIM Brasil, for the use of the “TIM” brand. The second regarded the alleged non-application of withholding tax on interest paid to subsidiary Telecom Italia Capital S.A.

In this regard, on the basis of the aforementioned formal notice of assessment, the Milan Revenues Agency in December 2015 served assessment notices on the company for the 2010 tax year, and in December 2016 it served assessment notices for the tax years 2007 and 2011.

While believing, on the basis of opinions issued by established professionals, that it has acted correctly in fulfilling all its tax obligations, the Company has attempted to come to an agreement with the Revenues Agency. Having failed to reach an agreement, as already occurred for the 2010 tax year, the Company has filed an appeal with the Provincial Tax Commission against the assessment notices relating to the 2007 and 2011 tax years too.

Following additional in-depth analyses and reciprocal evaluations, the Company and the Revenues Agency reached an overall agreement in December 2017 to settle the disputes relating to all the aforementioned years, by establishing verification with acceptance and an out-of-court settlement. The agreement resulted in a total charge of around 48 million euros in taxes, interest and fines.

Vodafone Dispute—Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and TIM against the judgment of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003; with this judgment the judge had granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, which included Vodafone among the subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgment confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

TIM has filed an application with AGCom to renew the proceedings, and an appeal against the judgment of the Court of Appeal to the Court of Cassation (which subsequently ruled that the appeal was inadmissible).

In April 2016 Vodafone appealed against the Ministry of Economic Development and TIM to the Council of State, for non-compliance with the judgment of the Council of State that had already been appealed by TIM. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

In its judgment of November 2016, the Council of State rejected the appeal, referring to the Regional Administrative Court (TAR) the decision on the methods of compliance. In February 2017, Vodafone presented the Lazio Regional Administrative Court with four new appeals against the Ministry of Economic Development and TIM regarding observance of the ruling, upheld on appeal, countermanding the resolutions for the years 1999-2003 and repayment of the amounts of around 38 million euros already paid to the Ministry of Economic Development as a contribution.

Dispute relative to “Adjustments on license fees” for the years 1994-1998

With respect to the judgments sought in previous years concerning the Ministry of Communications’ request for payment of the balance of the amounts paid in concession charges for the years 1994-1998 (for a total of 113 million euros), the Administrative Court (TAR) for Lazio rejected the Company’s appeal against the request for adjustment of the license fee for 1994 in the amount of approximately 11 million euros, 9 million euros of which against turnover not received due to bad debts. TIM lodged an appeal.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

With two further judgments the Administrative Court (TAR) for Lazio, reiterating the reasons expressed previously, also rejected the appeals in which the Company challenged the requests for payment of outstanding balances of license fees for the years 1995 and 1996-1997-1998, in the amount of approximately 46 million euros. TIM has appealed before the Council of State also against these judgments.

Olivetti—Asbestos exposure

In September 2014 the Ivrea Public Prosecutor’s Office closed the investigations into the alleged exposure to asbestos of 15 former employees of the company “Ing. C. Olivetti S.p.A.” (now TIM S.p.A.), “Olivetti Controllo Numerico S.p.A”, “Olivetti Peripheral Equipment S.p.A.”, “Sixtel S.p.A.” and “Olteco S.p.A” and served notice that the investigations had been concluded on the 39 people investigated (who include former Directors of the aforementioned companies).

On December 2014 the Ivrea Public Prosecutor’s Office formulated a request for 33 of the 39 people originally investigated to be committed for trial, and at the same time asked that 6 investigations be archived.

During the preliminary hearing, which started in April 2015, TIM assumed the role of civilly liable party, after being formally summonsed by all 26 civil parties (institutions and natural persons) joined in the proceedings. At the end of the preliminary hearing, 18 of the original 33 persons accused were committed for trial. The trial started in November 2015, and, as the party liable for damages, the Company has reached a settlement agreement with 12 of the 18 individuals (heirs/injured persons/family members) who are civil parties to the dispute and they have, therefore, withdrawn the claim for damages against TIM.

In the judgment of first instance, in July 2016, 13 of the 18 defendants were found guilty, with sentences ranging from 1 year to 5 years of imprisonment: four of the defendants were found not guilty, and one case was dismissed for health reasons. The defendants were also sentenced to pay compensation, jointly and severally with the party liable for damages TIM, of an overall sum of approximately 1.9 million euros as a provisional payment to INAIL and 6 heirs who were not part of the settlement. A generic judgment to pay compensation for damages to the remaining damaged parties (entities/unions/associations) was issued, although they must in any case ask the civil court to quantify the damages.

The Company has challenged the reasons for the first instance ruling and the proceedings are now pending before the Court of Appeal of Turin. The Company also signed settlement agreements with the last 6 heirs that were civil party, reaching settlements with all the heirs and family members who had been civil parties in the criminal proceedings.

POSTE

There are some pending disputes at the end of 1990s, brought by Ing. C. Olivetti & C. S.p.A. (now TIM) against Poste, the Italian postal service, concerning non-payment of services rendered under a series of contracts to supply IT goods and services. The judgments issued in the lower courts established an outcome that was partially favorable to the ex-Olivetti, and have been appealed against by Poste in individual re-hearings.

In this respect, while a judgment of the Rome Appeal Court in 2009 confirmed one of the outstanding payables to TIM, another judgment by the same Court declared void one of the disputed contracts. After this judgment, Poste had issued a writ for the return of approximately 58 million euros, opposed by TIM given that the judgment of the Supreme Court for amendment of the above judgment is still pending.

After the judgment of the Supreme Court in 2012 that quashed and remanded the decision of the Appeal Court on which the order was based, the Rome Court declared that the matter of issue in the enforcement proceedings was discontinued, since the claim made by Poste had been rejected. The judgment was resubmitted to another section of the Rome Appeal Court.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Elinet S.p.A. Bankruptcy

The receivers of collapsed Elinet S.p.A., and subsequently the receivers of Elitel S.r.l. and Elitel Telecom S.p.A (the controller of the Elitel group at the time), have appealed in 2014 the judgment with which the Rome Court rejected the claims for compensation made by the receivers of Elinet-Elitel, reproposing a claim for damages totaling 282 million euros. The claims made involve the alleged performance of management and coordination activities of the plaintiff, and with it the Elitel group (alternative operator in which TIM has never had any type of interest), allegedly enacted by playing the card of trade receivables management. TIM filed an appearance, challenging the claims made by the other party.

Brazil—Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities engaged in by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

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

In April 2017 the Opportunity group filed an appeal against the arbitration award before the Paris Court of Appeal.

In November 2017, TIM and Telecom Italia Finance received from the Secretariat of the ICC’s International Court of Arbitration notice of a Request for Revision of the arbitration award finding, filed by the Opportunity group, asking for the issuance of a new award on the basis of the requests made in the Opportunity Arbitration. The Board of Arbitration is in the process of being constituted.

Brazil—CAM JVCO Arbitration

In September 2015, JVCO Participações Ltda filed a request for arbitration before the Camara de Arbitragem do Mercado (CAM), based in Rio de Janeiro, against TIM, Telecom Italia International, (today merged into Telecom Italia Finance-TIF), Tim Brasil Serviços e Participações S.A. and Tim Participações S.A., claiming compensation for damages due to an alleged abuse of controlling power over TIM Participações. The following October, all the companies entered appearances and filed statements of defense, and Tim Participações, by way of a counter-claim, called for the condemnation of JVCO for abuse of its position as minority shareholder.

A Board of Arbitration was subsequently established, and in May 2016 there was a preliminary hearing, at which the Terms of Reference were signed. After the hearing, the Board of Arbitration issued a procedural order accepting the Group’s request for a preliminary examination of the issue of whether JVCO were entitled to bring proceedings and establishing a provisional schedule for the arbitration. In June the parties exchanged claims and counterclaims, and in their defense TIM, Telecom Italia International, Tim Brasil Serviços e Participações S.A. and Tim Participações S.A. contested the other party’ entitlement to bring proceedings and the standing to be sued of Tim Participações, and disputed that there was any abuse of power. In July 2016, the parties filed their responses. On 19 October the Board of Arbitration issued a preliminary procedural order on the legitimacy of the proceedings brought by the parties, upholding the right of JVCO to bring the claim and the standing to be sued of Tim Participações, and fixing the timetable for subsequent replies by the parties. On November 21 and December 19, 2016 the parties filed further replies. On January 31, 2017, the Board of Arbitration issued a procedural order,

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ruling on trial questions, summarizing the principal disputed questions in the proceedings and making provision in relation to the preliminary investigation. The parties then indicated the evidence they intend to submit in court. Subsequently the Board of Arbitration fixed the dates for the hearings.

The hearings took place in Rio De Janeiro in June 2017, and were followed by further filings of documentation and pleadings.

In March 2018, all the parties to the proceedings filed their final briefs.

B) OTHER INFORMATION

Mobile telephony—criminal proceedings

In March 2012 TIM was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

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

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the first part of the trial, the Public Prosecutor asked for TIM to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for confiscation of any of the presumed profits of the offences (quantified in the committal proceedings as totaling several million euros), based on the assumption that TIM had in any event remedied the presumed organizational inadequacies. While acknowledging the considerable redimensioning of the accusations, the Company has reiterated its total non-involvement in the facts at issue. In November 2016 the Court gave a verdict acquitting the Company on the grounds that there was no case to answer. All the individuals charged were also acquitted on various grounds. The acquittal judgment is not final, as it was challenged in April 2017 by the Public Prosecutor who sought appeal before the Court of Cassation.

Dispute concerning the license fees for 1998

TIM has issued civil proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) for compensation of the damage caused by the Italian State through appeal judgment no. 7506/09 by the Council of State that, in the view of the Company, violates the principles of current European community law.

The main claim which the proceedings are founded on is based on community jurisprudence that recognizes the right to assert the responsibility of the State in relation to violation of rights recognized in community law and injured by a judgment that has become definitive, in respect of which no other remedy may be applied. The judgment of the Council of State definitively denied the right of TIM to restitution of the concession charge for 1998 (totaling 386 million euros for Telecom Italia and 143 million euros for the former TIM Company, plus interest), already denied by the Lazio regional administrative court despite the favorable and binding opinion of the European Court of Justice in February 2008 concerning the conflict between EC Directive 97/13 on general authorizations and individual licenses in the telecommunications services industry, and the national regulations that had deferred, for 1998, the obligation to pay the fee payable by telecommunications concession holders,

Consolidated Financial Statements	Notes To Consolidated Financial Statements

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

Other liabilities connected with the disposal of assets and investments

Within the scope of agreements for the sale of assets and companies, the TIM Group committed to indemnifying the purchasers in the event of liabilities mainly arising in connection with issues of a legal, tax, social security or labor law nature, at an amount normally set as a percentage of the purchase price.

The contingent liabilities in question amount to approximately 500 million euros. Accordingly, a total of approximately 20 million euros in provisions for risks were allocated to cover only those cases considered likely to result in the payment of an indemnity.

In relation to other sales of assets and investments, the TIM Group committed to the payment of other indemnities relating to specific contractual provisions. The contingent liability connected with such indemnities cannot be presently determined.

C) COMMITMENTS AND GUARANTEES

Guarantees, net of back-to-back guarantees received, amounted to 57 million euros.

The guarantees provided by third parties for Group company obligations, amounting to 4,500 million euros, consisted of guarantees for loans received (1,580 million euros) and performance guarantees under outstanding contracts (2,920 million euros).

The guarantees provided by third parties for TIM S.p.A. obligations include the surety issued in favor of the Ministry of Economic Development for 38 million euros, for the commitment made by the Company to build equipment networks with eco-sustainable characteristics. In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology). The Ministry of Economic Development has requested the extension of the guarantee until December 31, 2018.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Main guarantees for loans at December 31, 2017

Issuer	Amount (millions of euros)
BBVA—Banco Bilbao Vizcaya Argentaria	368
SACE	368
Intesa Sanpaolo	220
Cassa Depositi e Prestiti	157
Ing	105
Unicredit	105
Commerzbank	58
Banco Santander	52
Sumitomo Mitsui Banking	52
Bank of Tokyo—Mitsubishi UFJ	52

The amounts shown in the table relate to loans issued by the EIB for the TIM Broadband Digital Divide, TIM Ricerca & Sviluppo Banda Larga, TIM Rete Mobile a Banda Larga, and TIM RDI for Broadband Services projects.

It is noted that the following guarantees from:

•	Bank of Tokyo—Mitsubishi UFJ of 52 million euros,

•	BBVA—Banco Bilbao Vizcaya Argentaria of 157 million euros, and

•	Intesa Sanpaolo of 105 million euros,

relating to the loan granted by the EIB for the TIM Broadband Digital Divide/B project, and repaid in advance in the amount of 300 million euros on December 27, 2016, will remain valid for 13 months after the repayment as provided in the agreement to protect against clawback risk.

There are also surety bonds on the telecommunication services in Brazil for 469 million euros.

D) ASSETS PLEDGED TO GUARANTEE FINANCIAL LIABILITIES

The contracts for low-rate loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to Tim Celular for a total equivalent amount of 1,064 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the logs of bank accounts of the company.

NOTE 25—REVENUES

Revenues amounted to 19,828 million euros in 2017, 19,025 million euros in 2016 and 19,719 million euros in 2015, increasing by 803 million euros from 2016 to 2017 compared to a decrease of 694 million euros from 2015 to 2016.

Details are as follows:

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
Equipment sales	1,560	1,378	1,474
Services	18,264	17,655	18,258
Revenues on construction contracts	4	(8)	(13)

Total	19,828	19,025	19,719

Revenues from telecommunications services are presented gross of amounts due to other TLC operators equal to 1,737 million euros in 2017, compared to 1,686 million euros in 2016, a 3.02% increase, and 1,713 million euros in 2015. Such amounts are included in the costs of services.

For a breakdown of revenues by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 26—OTHER INCOME

Other income amounted to 523 million euros in 2017, 311 million euros in 2016 and 287 million euros in 2015, increasing by 212 million euros from 2016 to 2017 compared to an increase of 24 million euros from 2015 to 2016.

Details are as follows:

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
Late payment fees charged for telephone services	59	60	59
Recovery of employee benefit expenses, purchases and services rendered	22	33	32
Capital and operating grants	51	36	33
Damage compensation, penalties and sundry recoveries	35	24	25
Partnership agreements	116	71	—
Release of provisions and other payable items, other income	240	87	138

Total	523	311	287

Other income reflects contribution fees resulting from partnership agreements signed with leading technology suppliers. These agreements are aimed at developing collaboration between the parties, in order to strengthen and stabilize the business and industrial relationship over time, to actively contribute to TIM’s marketing plan for the development and use of several strategic services. The item also includes insurance indemnities and updates estimates of liabilities related to customer and supplier accounts.

NOTE 27—ACQUISITION OF GOODS AND SERVICES

Acquisition of goods and services amounted to 8,388 million euros in 2017, 7,793 million euros in 2016 and 8,532 million euros in 2015, increasing by 595 million euros from 2016 to 2017 compared to a decrease of 739 million euros from 2015 to 2016.

Details are as follows:

			Year ended December 31,
			2017	2016	2015
			(millions of euros)
Acquisition of raw materials and merchandise	(A)		1,863	1,614	1,811

Costs of services:
Revenues due to other TLC operators			1,737	1,686	1,713
Interconnection costs			28	26	24
Commissions, sales commissions and other selling expenses			1,109	937	984
Advertising and promotion expenses			277	294	414
Professional and consulting services			223	186	366
Utilities			467	484	483
Maintenance			242	289	334
Outsourcing costs for other services			513	447	455
Mailing and delivery expenses for telephone bills, directories and other materials to customers			96	100	84
Other service expenses			572	522	610

	(B)		5,264	4,971	5,467

Lease and rental costs:
Rent and leases			739	702	699
TLC circuit lease rents and rents for use of satellite systems			298	288	343
Other lease and rental costs			224	218	212

	(C)		1,261	1,208	1,254

Total	(A+B+C	)	8,388	7,793	8,532

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 28—EMPLOYEE BENEFITS EXPENSES

Employee benefits expenses amounted to 3,626 million euros in 2017, 3,106 million euros in 2016 and 3,589 million euros in 2015, increasing by 520 million euros from 2016 to 2017 compared to a decrease of 483 million euros from 2015 to 2016.

Details are as follows:

		Year ended December 31,
		2017	2016	2015
		(millions of euros)
Employee benefits expenses
Wages and salaries		2,056	2,116	2,296
Social security expenses		745	770	834
Other employee benefits		110	37	2

	(A)	2,911	2,923	3,132

Costs and provisions for temp work	(B)	—	—	—

Miscellaneous expenses for personnel and other labor-related services rendered:
Charges for termination benefit incentives		28	10	11
Corporate restructuring expenses		680	156	439
Other		7	17	7

	(C)	715	183	457

Total	(A+B+C)	3,626	3,106	3,589

Employee benefits expenses mainly reflect expenses related to the Domestic Business Unit of 3,266 million euros in 2017, 2,759 million euros in 2016 and 3,206 million euros in 2015, and the Brazil Business Unit of 353 million euros in 2017, 336 million euros in 2016 and 349 million euros in 2015.

“Corporate restructuring expenses” totaled 680 million euros and mainly included the net impact connected with the commencement of the new company restructuring plan for TIM S.p.A., which will unfold over the entire period of the 2018–2020 Industrial Plan and is designed to support the digital transformation process by drawing on all measures provided by law. Specifically, the plan will involve, inter alia, the application of Article 4 (1–7ter) of Law 92 of June 28, 2012 (the “Fornero Law”) for executive and non-executive personnel (which provides for early retirement arrangements), as well as the use of measures for economic sustainability.

The average salaried workforce, including those with temporary work contracts, was 54,946 in 2017 (57,855 in 2016 and 61,553 in 2015). A breakdown by category is as follows:

	Year ended December 31,
	2017	2016	2015
	(Full time equivalent units)
Executives	707	837	892
Middle management	4,269	4,450	4,585
White collars	49,967	52,563	56,065
Blue collars	1	1	8

Employees on payroll	54,944	57,851	61,550
Employees with temp work contracts	2	4	3

Total average headcount of salaried workforce	54,946	57,855	61,553

Headcount in service at December 31, 2017, including those with temporary work contracts, was 59,429, 61,229 at December 31, 2016 and 65,867 at December 31, 2015, showing a decrease of 1,800 employees.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 29—OTHER OPERATING EXPENSES

Other operating expenses amounted to 1,208 million euros in 2017, 1,083 million euros in 2016 and 1,491 million euros in 2015, increasing by 125 million euros from 2016 to 2017 compared to a decrease by 408 million euros from 2015 to 2016 .

Details are as follows:

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
Write-downs and expenses in connection with credit management	400	335	345
Provision charges	228	144	330
TLC operating fees and charges	356	373	342
Indirect duties and taxes	111	100	116
Penalties, settlement compensation and administrative fines	33	44	292
Association dues and fees, donations, scholarships and traineeships	15	18	18
Sundry expenses	65	69	48

Total	1,208	1,083	1,491
of which, included in the supplementary disclosure on financial instruments	400	335	345

Further details on Financial Instruments are provided in the Note “Supplementary disclosure on financial instruments”.

NOTE 30—INTERNALLY GENERATED ASSETS

Internally generated assets amounted to 626 million euros in 2017, 639 million euros in 2016 and 656 million euros in 2015, decreasing by 13 million euros from 2016 to 2017 compared to a decrease of 17 million euros from 2015 to 2016.

Details are as follows:

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
Intangible assets with a finite useful life	272	289	312
Tangible assets owned	354	350	344

Total	626	639	656

Internally generated assets mainly include labor costs of dedicated technical staff for software development and work in connection with the executive design, construction and testing of network installations.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 31—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to 4,473 million euros in 2017, 4,291 million euros in 2016 and 4,135 million euros in 2015, increasing by 182 million euros from 2016 to 2017 compared to an increase of 156 million euros from 2015 to 2016.

Details are as follows:

		Year ended December 31,
		2017	2016	2015
		(millions of euros)
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights		1,263	1,243	1,268
Concessions, licenses, trademarks and similar rights		396	393	391
Other intangible assets		134	107	129

	(A)	1,793	1,743	1,788

Depreciation of tangible assets owned:
Buildings (civil and industrial)		39	48	38
Plant and equipment		2,286	2,170	2,018
Manufacturing and distribution equipment		16	15	15
Other		159	157	159

	(B)	2,500	2,390	2,230

Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)		130	125	105
Plant and equipment		21	17	9
Other		29	16	3

	(C)	180	158	117

Total	(A+B+C)	4,473	4,291	4,135

Further details are provided in the Notes “Intangible assets with a finite useful life” and “Tangible assets (owned and under finance leases)”.

For a breakdown of depreciation and amortization by operating segment/geographical area, reference should be made to the Note “Segment Reporting”.

NOTE 32—GAINS (LOSSES) ON DISPOSALS OF NON—CURRENT ASSETS

Gains (losses) on disposals of non—current assets amounted to a gain of 11 million euros in 2017, a gain of 14 million euros in 2016 and a gain of 336 million euros in 2015.

Details are as follows:

		Year ended December 31,
		2017	2016	2015
		(millions of euros)
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets		15	28	348
Gains on the disposal of investments in subsidiaries		—	—	—

	(A)	15	28	348

Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets		4	14	12
Losses on the disposals of investments in subsidiaries		—	—	—

	(B)	4	14	12

Total	(A-B)	11	14	336

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2017, gains on disposals of non-current assets were 11 million euros connected with the ordinary asset renewal process.

In 2016, gains on disposals of non-current assets were 14 million euros and included a gain of 44 million reais (approximately 12 million euros at the 2016 average exchange rate) realized by the Brazil Business Unit from the sale of two further tranches of telecommunications towers to American Tower do Brasil.

In 2015, gains on disposals of non-current assets were 336 million euros, mainly attributable to the gain realized by the Brazil Business Unit of 1,211 million reais (approximately 328 million euros) from the sale of the first three tranches of telecommunications towers to American Tower do Brasil.

NOTE 33—IMPAIRMENT REVERSALS (LOSSES) ON NON—CURRENT ASSETS

Impairment losses on non-current assets, amounted to 37 million euros in 2017, 3 million euros in 2016 and 244 million euros in 2015.

Details are as follows:

		Year ended December 31,
		2017	2016	2015
		(millions of euros)
Reversals of impairment losses on non-current assets:
on intangible assets		—	—	—
on tangible assets		—	—	—

	(A)	—	—	—

Impairment losses on non-current assets:
on intangible assets		30	—	240
on tangible assets		7	3	4

	(B)	37	3	244

Total	(A-B)	(37)	(3)	(244)

In 2017, impairment losses on non-current assets were 37 million euros, relating primarily to impairment losses of intangible assets.

In 2016, impairment losses on non-current assets amounted to 3 million euros and were related to the redetermination of the value of several minor assets.

In 2015, impairment losses on non-current assets were 244 million euros. In particular, the figure consisted of 240 million euros for the goodwill impairment loss of the Brazil Business Unit and of 4 million euros for other items.

In preparing this Annual Report, the TIM Group carried out an impairment test on the goodwill. The results of that testing, carried out in accordance with the specific procedure adopted by the Group, confirmed the amounts of Goodwill allocated to the Group’s individual Cash Generating Units.

For further details, please see the Note “Goodwill”.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 34—OTHER INCOME (EXPENSES) FROM INVESTMENTS

Other income (expenses) from investments reflected an expense of 18 million euros in 2017, an income of 7 million euros in 2016 and an income of 10 million euros in 2015.

Details are as follows:

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
Dividends from Other investments	1	7	3
Net gains on disposals of Other investments	—	—	11
Loss and impairment losses on Other investments	(19)	—	(4)

Total	(18)	7	10
of which, included in the supplementary disclosure on financial instruments	1	7	14

In 2017, this item amounted to an expense of 18 million euros and essentially included the allocation to the income statement of the Reserve for exchange differences on translating foreign operations for the investee company Tierra Argentea S.A., the liquidation of which has now been completed.

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

NOTE 35—FINANCE INCOME AND FINANCE EXPENSES

Finance income

Finance income amounted to 1,808 million euros in 2017, 2,543 million euros in 2016 and 2,760 million euros in 2015.

Details are as follows:

		Year ended December 31,
		2017	2016	2015
		(millions of euros)
Interest income and other finance income:
Income from financial receivables recorded in non-current assets		—	—	—
Income from securities other than investments, recorded in non-current assets		—	—	1
Income from securities other than investments, recorded in current assets		14	16	26
Income other than the above:
Interest income		129	151	214
Exchange gains		782	713	976
Income from fair value hedge derivatives		66	65	99
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		568	649	954
Income from non-hedging derivatives		9	13	15
Miscellaneous finance income		26	37	110

	(A)	1,594	1,644	2,395

Positive fair value adjustments to:
Fair value hedge derivatives		—	50	129
Underlying financial assets and liabilities of fair value hedges derivatives		95	173	10
Non hedging derivatives		119	676	226

	(B)	214	899	365

Reversal of impairment loss on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	1,808	2,543	2,760
of which, included in the supplementary disclosure on financial instruments		300	987	630

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Finance expenses

Finance expenses amounted to 3,303 million euros in 2017, 3,450 million euros in 2016 and 5,281 million euros in 2015.

Details are as follows:

		Year ended December 31,
		2017	2016	2015
		(millions of euros)
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		1,100	1,162	1,621
Interest expenses to banks		113	117	128
Interest expenses to others		250	246	264

		1,463	1,525	2,013
Commissions		91	95	140
Exchange losses		759	467	1,158
Charges from fair value hedge derivatives		—	1	12
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		489	548	820
Charges from non-hedging derivatives		22	64	75
Miscellaneous finance expenses		256	221	360

	(A)	3,080	2,921	4,578

Negative fair value adjustments to:
Fair value hedge derivatives		87	178	33
Underlying financial assets and liabilities of fair value hedges derivatives		—	45	117
Non hedging derivatives		136	306	553

	(B)	223	529	703

Impairment losses on financial assets other than investments	(C)	—	—	—

Total	(A+B+C)	3,303	3,450	5,281
of which, included in the supplementary disclosure on financial instruments		1,606	1,903	2,788

Consolidated Financial Statements	Notes To Consolidated Financial Statements

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

		Year ended December 31,
		2017	2016	2015
		(millions of euros)
NET EXCHANGE GAINS AND LOSSES
Exchange gains		782	713	976
Exchange losses		(759)	(467)	(1,158)

		23	246	(182)

NET RESULT FROM DERIVATIVES
Income from fair value hedge derivatives		66	65	99
Charges from fair value hedge derivatives		—	(1)	(12)

Net result from fair value hedge derivatives	(A)	66	64	87

Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		568	649	954
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		(489)	(548)	(820)

Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(B)	79	101	134
Income from non-hedging derivatives		9	13	15
Charges from non-hedging derivatives		(22)	(64)	(75)

Net result from non-hedging derivatives	(C)	(13)	(51)	(60)

Net result from derivatives	(A+B+C)	132	114	161

Positive fair value adjustment to fair value hedge derivatives		—	50	129
Negative fair value adjustment to underlying financial assets and liabilities of fair value hedge derivatives		—	(45)	(117)

Net fair value adjustments	(D)	—	5	12

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		95	173	10
Negative fair value adjustments to fair value hedge derivatives		(87)	(178)	(33)

Net fair value adjustments	(E)	8	(5)	(23)

Net fair value adjustment to fair value hedge derivatives and underlying	(D+E)	8	—	(11)

NET FAIR VALUE ADJUSTMENTS TO NON-HEDGING DERIVATIVES
Positive fair value adjustments to non-hedging derivatives	(F)	119	676	226
Negative fair value adjustments to non-hedging derivatives	(G)	(136)	(306)	(553)

Net fair value adjustments to non-hedging derivatives	(F+G)	(17)	370	(327)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 36—PROFIT (LOSS) FOR THE YEAR

Profits (losses) for the years ended December 31, 2017, 2016 and 2015 are summarized as follows:

	Year ended December 31,
	2017	2016	2015
	(millions of euros)
Profit (loss) for the year	1,287	1,966	661
Attributable to:
Owners of the Parent
Profit (loss) from continuing operations	1,121	1,811	(159)
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	(3)	89

Profit (loss) for the year attributable to owners of the Parent	1,121	1,808	(70)

Non-controlling interests
Profit (loss) from continuing operations	166	108	209
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	50	522

Profit (loss) for the year attributable to Non-Controlling interests	166	158	731

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 37—EARNINGS PER SHARE

		Year ended December 31,
		2017	2016	2015
Basic Earnings Per Share
Profit (loss) for the year attributable to owners of the Parent		1,121	1,808	(70)
Less: additional dividends for the savings shares (0.011 per share and up to capacity)		(66)	(66)	—

	(millions of euros)	1,055	1,742	(70)

Average number of Ordinary and Savings Shares	(millions)	21,067	21,067	20,916

Basic earnings per share— Ordinary Shares		0.05	0.08	—
Plus: additional dividends per savings Share		0.01	0.01	—

Basic earnings per share— Savings Shares	(euro)	0.06	0.09	—

Basic Earnings Per Share From continuing Operations
Profit (loss) from continuing operations attributable to owners of the Parent		1,121	1,811	(159)
Less: additional dividends for the Savings Shares		(66)	(66)	—

	(millions of euros)	1,055	1,745	(159)

Average number of Ordinary and Savings Shares	(millions)	21,067	21,067	20,916

Basic earnings (loss) per share from continuing operations— Ordinary Shares		0.05	0.08	(0.01)
Plus: additional dividends per savings Share		0.01	0.01	—

Basic earnings (loss) per share from continuing operations— Savings Shares	(Euro)	0.06	0.09	(0.01)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		Year ended December 31,
		2017	2016	2015
Basic Earnings Per Share From Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	—	47	611

Average number of Ordinary and Savings Shares	(millions)	21,067	21,067	20,916

Basic earnings (loss) per share from Discontinued operations/ Non-current assets held for sale—Ordinary Shares	(euro)	—	—	0.03

Basic earnings (loss) per share from Discontinued operations/ Non-current assets held for sale—Savings Shares	(euro)	—	—	0.03

		Year ended December 31,
		2017	2016	2015
Average number of Ordinary Shares		15,039,368,195	15,039,128,128	14,889,773,009
Average number of Savings Shares		6,027,791,699	6,027,791,699	6,026,677,674

Total		21,067,159,894	21,066,919,827	20,916,450,683

		Year ended December 31,
		2017	2016	2015
Diluted Earnings Per Share
Profit (loss) for the year attributable to Owners of the Parent		1,121	1,808	(70)
Dilution effect of stock option plans and convertible bonds (*)		32	43	—
Less: additional dividends for the savings shares (0.011 per share and up to capacity)		(66)	(66)	—

	(millions of euros)	1,087	1,785	(70)

Average number of Ordinary and Savings Shares	(millions)	22,167	22,194	20,916

Diluted earnings per share—Ordinary Shares		0.05	0.08	—
Plus: additional dividends per savings Share		0.01	0.01	—

Diluted earnings per share—Savings Shares	(euro)	0.06	0.09	—

Consolidated Financial Statements	Notes To Consolidated Financial Statements

		Year ended December 31,
		2017	2016	2015
Diluted Earnings Per Share From continuing Operations
Profit (loss) from continuing operations attributable to owners of the Parent		1,121	1,811	(159)
Dilution effect of stock option plans and convertible bonds (*)		32	43	—
Less: additional dividends for the Savings Shares		(66)	(66)	—

	(millions of euros)	1,087	1,788	(159)

Average number of Ordinary and Savings Shares	(millions)	22,167	22,194	20,916

Diluted earnings (loss) per share from continuing operations—Ordinary Shares		0.05	0.08	(0.01)
Plus: additional dividends per savings Share		0.01	0.01	—

Diluted earnings (loss) per share from continuing operations—Savings Shares	(euro)	0.06	0.09	(0.01)

Diluted Earnings Per Share From Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	—	47	611

Dilution effect of stock option plans and convertible bonds

Average number of Ordinary and Savings Shares	(millions)	22,167	22,194	20,916

Diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Ordinary Shares	(euro)	—	—	0.03

Diluted earnings per share from Discontinued operations/ Non-current assets held for sale—Savings Shares	(euro)	—	—	0.03

		Year ended December 31,
		2017	2016	2015
Average number of Ordinary Shares(*)		16,139,681,521	16,166,142,282	14,889,773,009
Average number of Savings Shares		6,027,791,699	6,027,791,699	6,026,677,674

Total		22,167,473,220	22,193,933,981	20,916,450,683

(*)	The average number of ordinary shares also includes the potential ordinary shares relating to the equity compensation plans of employees for which the (market and non-market) performance conditions have been met, in addition to the theoretical number of shares that are issuable as a result of the conversion of the unsecured equity-linked convertible bond. Consequently, the “Net profit (loss) for the year attributable to Owners of the Parent” and the “Profit (loss) from continuing operations attributable to Owners of the Parent” have also been adjusted to exclude the effects, net of tax, related to the above-mentioned plans and to the convertible bond (+32 million euros in 2017 and +43 million euros in 2016).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Future potential changes in share capital

The table below shows future potential changes in share capital, based on: the issuance of the convertible bond by TIM S.p.A. in March 2015; the authorizations to increase the share capital in place at December 31, 2017; and the options and rights granted under equity compensation plans, still exercisable at that date:

	Number of maximum shares issuable	Share capital (thousands of euros)	Additional paid-in capital (thousands of euros)	Subscription price per shares (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	133,042	73	80	1.15
	343,069	189	158	1.01
	893,617	492	393	0.99
	13,555,651	7,455	5,287	0.94

Total additional capital increases not yet approved (ordinary shares)	14,925,379	8,209	5,918

Capital increases already approved (ordinary shares)
2015 Convertible Bond (ordinary shares)(*)	1,082,485,386	2,000,000	n.a.	n.a.

Convertible bonds		2,000,000

Total		2,008,209

(*)	The number of shares potentially issuable shown may be subject to adjustments.

For further details, please see Note “Financial liabilities (non-current and current)” and Note “Equity compensation plans”.

NOTE 38—SEGMENT REPORTING

a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•	Domestic;

•	Brazil;

•	Media (only with reference to 2015); and

•	Other Operations.

The Media Business Unit was included into the Domestic Business Unit as of January 1, 2016.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

SEPARATE CONSOLIDATED INCOME STATEMENTS BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	(millions of euros)
Third-party revenues	15,328	14,971	14,960	4,500	4,044	4,634			82	—	10	43	—	—	—	19,828	19,025	19,719
Intragroup revenues	26	35	41	2	3	3			—	—	1	6	(28)	(39)	(50)	—	—	—

Revenues by operating segment	15,354	15,006	15,001	4,502	4,047	4,637			82	—	11	49	(28)	(39)	(50)	19,828	19,025	19,719
Other income	471	259	258	52	51	21			4	—	1	4	—	—	—	523	311	287

Total operating revenues and other income	15,825	15,265	15,259	4,554	4,098	4,658			86	—	12	53	(28)	(39)	(50)	20,351	19,336	20,006

Acquisition of goods and services	(6,235)	(5,785)	(6,046)	(2,168)	(2,028)	(2,443)			(33)	(4)	(9)	(48)	19	29	38	(8,388)	(7,793)	(8,532)
Employee benefits expenses	(3,266)	(2,759)	(3,206)	(353)	(336)	(349)			(4)	(7)	(11)	(30)	—	—	—	(3,626)	(3,106)	(3,589)
of which: accruals to employee severance indemnities	(6)	(1)	(1)	—	—	—			—	—	—	—	—	—	—	(6)	(1)	(1)
Other operating expenses	(704)	(574)	(999)	(500)	(505)	(470)			(12)	(5)	(2)	(11)	1	(2)	1	(1,208)	(1,083)	(1,491)
of which: write-downs and expenses in connection with credit management and provision charges	(468)	(317)	(506)	(160)	(162)	(149)			(12)	—	—	(8)	—	—	—	(628)	(479)	(675)
Change in inventories	41	16	3	(6)	1	(33)			—	—	(8)	(15)	—	—	1	35	9	(44)
Internally generated assets	510	535	556	108	95	88			—	—	—		8	9	12	626	639	656
Depreciation and amortization	(3,360)	(3,310)	(3,205)	(1,114)	(980)	(909)			(23)	—	—	—	1	(1)	2	(4,473)	(4,291)	(4,135)
Gains (losses) on disposals of non-current assets	(2)	(9)	—	14	23	336			—	—	—	—	(1)	—	—	11	14	336
Impairment reversals (losses) on non-current assets	(37)	(3)	(3)	—	—	(240)			—	—	—	(1)	—	—	—	(37)	(3)	(244)

Operating profit (loss)	2,772	3,376	2,359	535	368	638			14	(16)	(18)	(52)	—	(4)	4	3,291	3,722	2,963

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(23)	1	—	—	—			—	—	—	—	—	—	—	(1)	(23)	1
Other income (expenses) from investments																(18)	7	10
Finance income																1,808	2,543	2,760
Finance expenses																(3,303)	(3,450)	(5,281)

Profit (loss) before tax from continuing operations																1,777	2,799	453
Income tax expense																(490)	(880)	(403)

Profit (loss) from continuing operations																1,287	1,919	50
Profit (loss) from Discontinued operations/Non-current assets held for sale																—	47	611

Profit (loss) for the year																1,287	1,966	661
Attributable to:
Owners of the Parent																1,121	1,808	(70)
Non-controlling interests																166	158	731

Consolidated Financial Statements	Notes To Consolidated Financial Statements

REVENUES BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	(millions of euros)
Revenues from equipment sales—third party	1,350	1,136	956	210	232	475			—	—	10	43	—	—	—	1,560	1,378	1,474
Revenues from equipment sales—intragroup	—	—	—	1	—	—			—	—	1	5	(1)	(1)	(5)	—	—	—

Total revenues from equipment sales	1,350	1,136	956	211	232	475			—	—	11	48	(1)	(1)	(5)	1,560	1,378	1,474

Revenues from services—third party	13,974	13,843	14,017	4,290	3,812	4,159			82	—	—	—	—	—	—	18,264	17,655	18,258
Revenues from services—intragroup	26	35	41	1	3	3			—	—	—	1	(27)	(38)	(45)	—	—	—

Total revenues from services	14,000	13,878	14,058	4,291	3,815	4,162			82	—	—	1	(27)	(38)	(45)	18,264	17,655	18,258

Revenues on construction contracts—third party	4	(8)	(13)	—	—	—			—	—	—	—	—	—	—	4	(8)	(13)
Revenues on construction contracts—intragroup	—	—	—	—	—	—			—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	4	(8)	(13)	—	—	—			—	—	—	—	—	—	—	4	(8)	(13)

Total third-party revenues	15,328	14,971	14,960	4,500	4,044	4,634			82	—	10	43	—	—	—	19,828	19,025	19,719
Total intragroup revenues	26	35	41	2	3	3			—	—	1	6	(28)	(39)	(50)	—	—	—

Total revenues by operating segment	15,354	15,006	15,001	4,502	4,047	4,637			82	—	11	49	(28)	(39)	(50)	19,828	19,025	19,719

Consolidated Financial Statements	Notes To Consolidated Financial Statements

PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS BY OPERATING SEGMENT

	Domestic			Brazil			Media			Other operations			Adjustments and eliminations			Consolidated Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	(millions of euros)
Purchase of intangible assets	1,763	1,113	1,454	529	528	505			—	—	—	—	—	—	—	2,292	1,641	1,959
Purchase of tangible assets	2,842	2,792	3,632	635	675	1,121			8	—	—	—	—	—	—	3,477	3,467	4,761

Purchase of intangible and tangible assets	4,605	3,905	5,086	1,164	1,203	1,626			8	—	—	—	—	—	—	5,769	5,108	6,720

of which capital expenditures	4,551	3,709	3,900	1,150	1,167	1,289			8	—	—	—	—	—	—	5,701	4,876	5,197

of which change in finance leasing contracts	54	196	1,186	14	36	337			—	—	—	—	—	—	—	68	232	1,523

HEADCOUNT BY OPERATING SEGMENT

	Domestic		Brazil		Other operations		Consolidated Total
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	(number of employees)
Headcount	49,851	51,280	9,508	9,849	70	100	59,429	61,229

Consolidated Financial Statements	Notes To Consolidated Financial Statements

ASSETS AND LIABILITIES BY OPERATING SEGMENT

	Domestic		Brazil		Other operations		Adjustments and eliminations		Consolidated Total
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	(millions of euros)
Non-current operating assets	48,850	47,428	6,769	7,711	3	5	1	1	55,623	55,145
Current operating assets	4,363	4,472	898	1,209	(2)	16	(10)	(1)	5,249	5,696

Total operating assets	53,213	51,900	7,667	8,920	1	21	(9)	—	60,872	60,841

Investments accounted for using the equity method	17	18	—	—	—	—	—	—	17	18
Discontinued operations /Non-current assets held for sale									—	—
Unallocated assets									7,894	9,587

Total Assets									68,783	70,446

Total operating liabilities	9,829	8,968	1,855	2,397	58	57	(26)	(16)	11,716	11,406
Liabilities directly associated with Discontinued operations/Non-current assets held for sale									—	—
Unallocated liabilities									33,284	35,487
Equity									23,783	23,553

Total Equity and liabilities									68,783	70,446

Consolidated Financial Statements	Notes To Consolidated Financial Statements

b) Reporting by geographical area

		Revenues						Non-current operating assets
		Breakdown by location of operations			Breakdown by location of customers			Breakdown by location of operations
		2017	2016	2015	2017	2016	2015	As of December 31, 2017	As of December 31, 2016
		(millions of euros)
Italy	(A)	15,015	14,635	14,743	14,064	13,657	13,772	48,591	46,948
Outside Italy	(B)	4,813	4,390	4,976	5,764	5,368	5,947	7,032	8,197

Total	(A+B)	19,828	19,025	19,719	19,828	19,025	19,719	55,623	55,145

c) Information about major customers

None of the TIM Group’s customers exceeds 10% of consolidated revenues.

NOTE 39—RELATED PARTY TRANSACTIONS AND DIRECTION AND COORDINATION ACTIVITY

The following tables show figures relating to related party transactions and the impact of these transactions on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were carried out in accordance with the internal procedure that contains the rules aimed at ensuring the transparency and fairness of related party transactions, in accordance with Consob Regulation 17221/2010.

Starting on May 3, 2017, the Board of Directors of TIM amended the Procedure for the management of transactions with related parties, initially extending its scope on a voluntary basis and then adding the treatment of Vivendi as its Controlling Entity, from June 1, 2017. In addition, on September 13, 2017, Consob communicated that “it considered that Vivendi exercises de facto control over TIM pursuant to Article 2359 of the Italian Civil Code and Article 93 of the Consolidated Law on Finance, and pursuant to the related party regulations”. Although it intended to challenge the decision, the Board of Directors ensured full compliance with the rules resulting from this classification, also amending the aforementioned Procedure as a consequence (on September 28, 2017).

In the meantime, on July 27, 2017, the Board of Directors also acknowledged the start of direction and coordination by Vivendi. On August 4, 2017, in response to a request from Consob, the Company specified that this acknowledgment had taken place, following the statements made to the Board of Directors by the Executive Chairman, also in his capacity as Chief Executive Officer of the Vivendi Group, in the light of two specific circumstances:

•	on the one hand, the strengthening of the Company’s management team with the arrival in TIM of a senior executive from the Vivendi group, aimed, among other things, at achieving greater coordination between the industrial and commercial activities of the various companies, as part of the strategic plan; and

•	on the other hand, the JV between TIM and Canal+, as another equally indicative sign of the desire to establish a form of coordination between the two groups in the multimedia sector, as part of the strategic plan.

In October 20, 2017, the Board of Directors of TIM examined and approved the binding term sheet by majority vote for the creation of a joint venture with Canal+. The term sheet expired, however, on January 18, 2018.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Lastly:

•	up to May 4, 2017, the shareholders of the company Telco (the Generali, Intesa Sanpaolo, Mediobanca, and Telefonica groups), were also considered related parties of TIM, based on the provision of TIM’s procedure for the management of transactions with related parties according to which it applies “also to the participants in significant shareholder agreements according to Article 122 of the Consolidated Law on Finance, which govern the candidacy to the position of Director of the Company, where the majority of the Directors nominated have been drawn from the list submitted”. The members of the Board of Directors of TIM in office up to May 4, 2017 had in fact been drawn from the list originally submitted by the shareholder Telco. With the reappointment of the Board of Directors, this circumstance no longer applied and the scope of related parties through Directors was therefore amended;

•	the investment held in the Sofora—Telecom Argentina group, classified under Discontinued operations/Non-current assets held for sale starting from the consolidated financial statements at December 31, 2013, was sold on March 8, 2016.

The effects on the individual line items of the Group’s separate consolidated income statements for the years 2017, 2016 and 2015 are as follows:

Separate consolidated income statement line items 2017

		Related parties
	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties (b)	% on line item (b/a)
	(millions of euros)
Revenues	19,828	—	3	115			118	0.6
Other income	523	—	4	4			8	1.5
Acquisition of goods and services	8,388	—	22	170			192	2.3
Employee benefits expenses	3,626	—	—	1	74	37	112	3.1
Finance income	1,808	—	—	45			45	2.5
Finance expenses	3,303	—	11	38			49	1.5

(*)	Vivendi group (excluding Vivendi) and Companies belonging to the group that it belongs to; other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Separated consolidated income statement line items 2016

		Related parties
	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Revenues	19,025	10	355			365	(23)	342	1.8
Other income	311		1			1		1	0.3
Acquisition of goods and services	7,793	21	231			252	(14)	238	3.1
Employee benefits expenses	3,106		2	83	36	121		121	3.9
Other operating expenses	1,083		1			1		1	0.1
Finance income	2,543		108			108		108	4.2
Finance expenses	3,450		114			114		114	3.3
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(1)	10			9

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Separate consolidated income statement line items 2015

		Related parties
	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Revenues	19,719	6	605			611	(187)	424	2.2
Other income	287		1			1		1	0.3
Acquisition of goods and services	8,532	39	323			362	(111)	251	2.9
Employee benefits expenses	3,589		15	86	14	115	(12)	103	2.9
Other operating expenses	1,491		1			1		1	0.1
Finance income	2,760		123			123		123	4.5
Finance expenses	5,281	5	92			97		97	1.8
Profit (loss) from Discontinued operations/Non-current assets held for sale	611	(13)	77			64

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

The effects on the individual line items of the consolidated statements of financial position at December 31, 2017 and at December 31, 2016 are as follows:

Consolidated statement of financial position line items at December 31, 2017

		Related parties
	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(1,768)					—
Securities other than investments (current assets)	(993)			(15)		(15)	1.5
Financial receivables and other current financial assets	(437)			(38)		(38)	8.7
Cash and cash equivalents	(3,575)					—
Current financial assets	(5,005)			(53)		(53)	1.1
Non-current financial liabilities	28,108			100		100	0.4
Current financial liabilities	4,756			163		163	3.4
Trade and miscellaneous receivables and other current assets	4,959		3	33		36	0.7
Trade and miscellaneous payables and other current liabilities	7,520		3	33	24	60	0.8

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items at December 31, 2016

		Related parties
	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Non-current financial assets	(2,698)	(12)	(520)		(532)		(532)	19.7
Securities other than investments (current assets)	(1,519)		(110)		(110)		(110)	7.2
Financial receivables and other current financial assets	(389)		(22)		(22)		(22)	5.7
Cash and cash equivalents	(3,964)		(621)		(621)		(621)	15.7
Current financial assets	(5,872)		(753)		(753)		(753)	12.8
Non-current financial liabilities	30,469		912		912		912	3.0
Current financial liabilities	4,056		133		133		133	3.3
Trade and miscellaneous receivables and other current assets	5,426	9	127		136		136	2.5
Miscellaneous payables and other non-current liabilities	1,607		2		2		2	0.1
Trade and miscellaneous payables and other current liabilities	7,646	37	200	26	263		263	3.4

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

The effects on the relevant line items of the consolidated statements of cash flows for the years 2017, 2016 and 2015 are as follows:

Consolidated statement of cash flows line items 2017

		Related parties
	Total (a)	Controlling Entity	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	5,769		135			135	2.3

(*)	Vivendi group and Companies belonging to the group that it belongs to; other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated statement of cash flows line items 2016

		Related parties
	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	5,108	159			159		159	3.1

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items 2015

		Related parties
	Total (a)	Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations (b)	% on line item (b/a)
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	6,720	160	22		182	(2)	180	2.7
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(19)		(2)		(2)

(*)	Other related parties both through directors, statutory auditors and key managers (or executive officers under US rules) and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

TRANSACTIONS WITH ASSOCIATES, SUBSIDIARIES OF ASSOCIATES AND JOINT VENTURES

During 2017, Italtel S.p.A. was the subject of a recapitalization operation in which the TIM Group did not participate and which involved the simultaneous sale of the financial instruments held. The transaction was completed on December 14, 2017, therefore, starting from that date, the Italtel Group is no longer a related party of the TIM Group.

Separate consolidated income statement line items

	2017	2016	2015	Type of contract
	(millions of euros)
Revenues
Asscom S.r.l.	1	1	—	Insurance brokerage
Italtel group	1	7	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
NordCom S.p.A.	1	1	1	Fixed and mobile voice services, data network connections and outsourced, I.C.T. products and services
Teleleasing S.p.A. (in liquidation)	—	—	3	Sale of equipment and maintenance services
Other minor companies	—	1	1

Total revenues	3	10	6

Other income	4	—	—	Contributionsgoverned by partnership agreements and penalties with respect to the Italtel group.
Acquisition of goods and services
Italtel group	17	16	37	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of TIM offerings to the Italtel group customers, and extension of professional services for the new Multimedia Video Data Center for the provision of the TIM Vision service
NordCom S.p.A.	—	1	1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing
Teleleasing S.p.A. (in liquidation)	—	—	1	Purchase of goods assigned under leasing arrangements with TIM customers
W.A.Y. S.r.l.	4	4	—	Supply and installation of geolocation equipment and provision of related technical support services within the TIM customer offering
Other minor companies	1	—	—

Totalacquisition of goods and services	22	21	39

Financeexpenses	11	—	5	Write-downof the financial receivable due from Alfiere. Interest expenses for equipment lease and finance leases with Teleleasing S.p.A.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2017	As of December 31, 2016	Type of contract
	(millions of euros)
Non-current financial assets	—	12	Shareholder loans to Alfiere S.p.A

Trade and miscellaneous receivables and other current assets
Alfiere S.p.A.	1	—	Contracts for project management, administration, corporate and compliance services, and sundry chargebacks.
Italtel group	—	6	Provision of equipment rental, fixed and mobile telephone and outsourced communication services
W.A.Y. S.r.l.	1	1	Supply of fixed-line telephony, ICT and mobile services
Other minor companies	1	2

Total trade and miscellaneous receivables and other current assets	3	9

Trade and miscellaneous payables and other current liabilities
Italtel group	—	33	Supply transactions connected with investment and operations activities
Movenda S.p.A.	1	1	SIM-card supply and certification and functional development of IT platforms.
NordCom S.p.A.	—	1	Supply and development of IT solutions, provision of customized services as part of TIM offerings to end customers, and rental expense for base transceiver station housing
W.A.Y. S.r.l.	1	2	Supply and installation of geolocation equipment and related technical support services within the TIM customer offering
Other minor companies	1	—

Total trade and miscellaneous payables and other current liabilities	3	37

Consolidated statement of cash flows line items

	2017	2016	2015	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis
Italtel group	132	157	158	Purchases of telecommunications equipment
Movenda S.p.A.	2	2	1	Information technology services and licenses for Mobile Connect Cardlets
Other minor companies	1	—	1

Total purchase of intangible and tangible assets on an accrual basis	135	159	160

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The shareholder loan to the joint venture Alfiere S.p.A. in place at December 31, 2016 (12 million euros) was increased by 5 million euros in 2017 and subsequently used to cover losses for 6 million euros. The remaining amount, of 11 million euros, was fully written down.

At December 31, 2017, TIM S.p.A. had issued guarantees in favor of Alfiere S.p.A. for 1 million euros.

TRANSACTIONS WITH OTHER RELATED PARTIES (Both through directors, statutory auditors and key managers—or executive officers under US rules—and as participants in shareholders’ agreements pursuant to Article 122 of the Consolidated Law on Finance. According to Italian Rules, statutory auditors are considered related parties).

Details are provided below of the transactions with:

•	Companies (and related groups) formerly shareholders of Telco S.p.A. (in short “Former Telco Companies”) namely: the Generali group, the Intesa Sanpaolo group and the Telefonica group.—Up to May 4, 2017;

•	Related companies through Directors whose term of office ended on May 4, 2017;

•	Vivendi Group and the companies of the group it belongs to (as a result of the resolutions of the Board of Directors of Tim S.p.A. of May 3 and June 1, 2017);

•	Related companies through Directors appointed on May 4, 2017.

The Mediobanca group, already a related party as it is a shareholder of Telco, is currently considered to be a related party through the Vivendi group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

The most significant amounts are summarized as follows:

Separate consolidated income statement line items

	2017	2016	2015	Type of contract
	(millions of euros)
Revenues
Generali group	12	47	109	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services
Intesa Sanpaolo group	31	64	68	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections
Mediobanca group	4	7	6	Telephone services, sale of equipment, outsourced data network services, Internet accesses and software licenses.
RCS Media Group	—	2	1	Fixed-line telephony service
Telefonica group	67	235	421	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	1	—	—

Total revenues	115	355	605

Total other income	4	1	1	Generali group damage compensation

Acquisition of goods and services
CartaSi group	—	—	5	Commissions on collections and top-up services for prepaid mobile users.
Havas group	91	—	—	Purchase of media space on behalf of the TIM Group and, to a lesser extent, study and implementation of advertising campaigns
Generali group	7	21	25	Insurance premiums and property leases
Intesa Sanpaolo group	5	11	11	Factoring fees, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca group	1	1	1	Credit recovery activities
RCS Media Group	—	1	—	Provision of content and digital publishing services and fees for telephone top-up services
Telefonica group	57	188	279	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Vivendi group	9	8	1	Purchase of musical and television digital content (TIMmusic and TIMvision) and supply of D&P cloud-based games (TIMgames).
Other minor companies		1	1

Total acquisition of goods and services	170	231	323

Employee benefits expenses	1	2	15	Generali group insurance related to the work of personnel

Other operating expenses	—	1	1	Expenses for penalties and contractual breaches towards the Intesa Sanpaolo group

Other income (expenses) from investments	—	—	(4)	Loss related to the sale of Teleleasing S.p.A. to the Mediobanca group

Finance income
Intesa Sanpaolo group	27	83	96	Bank accounts, deposits and hedging derivatives
Mediobanca group	15	18	18	Bank accounts, deposits and hedging derivatives
Telefonica group	3	7	9	Finance leases

Total finance income	45	108	123

Finance expenses
Intesa Sanpaolo group	23	87	68	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts.
Mediobanca group	15	26	24	Term Loan Facility, Revolving Credit Facility and hedging derivatives
Telefonica group	—	1	—	Loss on sale of securities held in portfolio

Total finance expenses	38	114	92

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2017	As of December 31, 2016	Type of contract
	(millions of euros)
Non-current financial assets
Mediobancagroup	—	80	Hedging derivatives
FormerTelco Companies	—	440	Hedging derivatives, Finance lease

Total Non-current financial assets	—	520

Securities other than investments (current assets)
Mediobancagroup	15	81	Bonds
FormerTelco Companies	—	24	Bonds
Vivendigroup	—	5	Bonds

Total securities other than investments (current assets)	15	110

Financial receivables and other current financial assets
MediobancaGroup	38	1	Hedging derivatives
FormerTelco Companies	—	21	Hedging derivatives, Finance lease

Total financial receivables and other current financial assets	38	22	Hedging derivatives, loans, financing and finance lease

Cash and cash equivalents	—	621	Bank accounts and deposits.

Non-current financial liabilities
MediobancaGroup	100	364	Hedging derivatives, loans, financing and finance lease
FormerTelco Companies	—	548	Hedging derivatives and loans

Total Non-current financial liabilities	100	912

Current financial liabilities
MediobancaGroup	163	91	Hedging derivatives and loans
FormerTelco Companies	—	42	Current accounts, hedging derivatives and payables to other lenders

Total Current financial liabilities	163	133

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of financial position line items

	As of December 31, 2017	As of December 31, 2016	Type of contract
Trade and miscellaneous receivables and other current assets
Other Directors	3	—	Phone services and prepaid card recharges
Havas group	29	—	Purchase of media space on behalf of the TIM Group and, to a lesser extent, study and implementation of advertising campaigns.
Mediobanca Group	—	1	Telephone and MPLS data network services and sale of data devices and equipment for fixed and mobile networks.
Former Telco Companies	—	126	Supply of telephone and data transmission services, peripheral data networks, connections, storage, and telecommunications products and services Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections
Other minor companies	1	—

Total trade and miscellaneous receivables and other current assets	33	127

Miscellaneous payables and other non-current liabilities	—	2

Trade and miscellaneous payables and other current liabilities
Havas group	30	—	Purchase of media space on behalf of the TIM Group and, to a lesser extent, study and implementation of advertising campaigns
Mediobanca group	1	13	Credit recovery activities.
Former Telco Companies	—	183	Factoring fees, payable resulting from the collection of receivables sold, fees for smart card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards
Vivendi group	2	4	Purchase of musical and television digital content (TIM MUSIC and TIM VISION)

Total trade and miscellaneous payables and other current liabilities	33	200

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Consolidated statement of cash flows line items

	2017	2016	2015	Type of contract
	(millions of euros)
Purchase of intangible and tangible assets on an accrual basis	—	—	22	Acquisition of transmission capacity with the Telefónica group

TRANSACTIONS WITH PENSION FUNDS

Separate consolidated income statements line items

	2017	2016	2015	Type of contract
	(millions of euros)
Employee benefits expenses				Contributions to pension funds
Fontedir	10	11	11
Telemaco	67	69	70
Other pension funds	(3)	3	5

Total employee benefits expenses	74	83	86

Consolidated statement of financial position line items

	As of December 31, 2017	As of December 31, 2016	Type of contract
	(millions of euros)
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	3	4
Telemaco	21	21
Other pension funds	—	1

Total trade and miscellaneous payables and other current liabilities	24	26

* * *

REMUNERATION TO KEY MANAGERS

In 2017, the total remuneration recorded on an accrual basis by TIM or by companies controlled by the Group in respect of key managers amounted to 37.0 million euros (36.1 million euros in 2016). The figure breaks down as follows:

	2017		2016		2015
	(millions of euros)
Short-term remuneration	10.4	(1)	13.1	(4)	11.4	(5)
Long-term remuneration	0.1	(2)	1.9
Employment termination benefit incentives	25.5		12.0	(5)
Share-based payments (*)	1.0	(3)	9.1	(6)	2.5	(7)

	37.0		36.1		13.9

(*)	These refer to the fair value of the rights, accrued to December 31, under the share-based incentive plans of TIM S.p.A. and its subsidiaries (2014/2016 Stock Option Plan, Special Award, and Stock Option Plans of the South American subsidiaries).

(1)	of which 1.6 million recorded by Latin American subsidiaries.

(2)	of which 0.1 million recorded by Latin American subsidiaries.

(3)	of which 1.0 million recorded by Latin American subsidiaries.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

(4)	of which 1.1 million recorded by Latin American subsidiaries.

(5)	of which 0.6 million recorded by Latin American subsidiaries.

(6)	of which 0.2 million recorded by Latin American subsidiaries.

(7)	of which 0.4 million recorded by Latin American subsidiaries.

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The employment termination benefit incentives for 2017 related to the amount awarded as a settlement to Flavio Cattaneo.

With respect to the Special Award, we report that long-term remuneration in 2016 did not include 3.6 million euros of provisions allocated to cover amounts that may be assigned on a discretionary basis to employees or directors of TIM or subsidiaries, because any beneficiaries that also held the role of Managers with Strategic Responsibilities had not yet been identified.

The beneficiaries of the bonus were identified in June 2017, with Key Managers assigned a total amount of 1,450,000 euros (of which 1,160,000 euros paid in the form of 1,487,178 TIM S.p.A. ordinary shares and for the part remaining from the cash amount).

Share-based payments for 2016 did not include the effects of the reversal of 3.7 million euros of accruals related to the costs for the 2014-2016 Stock Option Plan.

In 2017, the contributions paid for defined contribution plans (Assida and Fontedir) by TIM S.p.A. or by subsidiaries of the Group, on behalf of key managers, amounted to 97,000 euros (95,000 euros in 2016).

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In 2017, “Key managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the TIM Group, including directors, were the following:

Directors:
Arnaud Roy de Puyfontaine	(1) Executive Chairman of TIM S.p.A.
Giuseppe Recchi	(2) Executive Chairman of TIM S.p.A.
(3) Deputy Executive Chairman of TIM S.p.A.
Flavio Cattaneo	(4) Managing Director and Chief Executive Officer of TIM S.p.A.
(5) General Manager of TIM S.p.A.
Amos Genish	(3) Managing Director and Chief Executive Officer of TIM S.p.A.
(3) General Manager of TIM S.p.A.

Managers:
Stefano De Angelis	Diretor Presidente Tim Participações S.A.
Stefano Azzi	Head of Consumer & Small Enterprise
Stefano Ciurli	Head of Wholesale
Giovanni Ferigo	Head of Technology
Lorenzo Forina	Head of Business & Top Clients
Francesco Micheli	(6) Head of Human Resources & Organizational Development
Cristoforo Morandini	Head of Regulatory Affairs and Equivalence
Agostino Nuzzolo	(7) Head of Corporate Legal Affairs
(8) Head of Human Resources & Organizational Development
Piergiorgio Peluso	Head of Administration, Finance and Control
(9) Head of Business Support Office

(1)	from June 1, 2017;

(2)	to May 31, 2017;

(3)	from September 28, 2017;

(4)	to July 27, 2017;

(5)	to July 31, 2017;

(6)	until November 30, 2017, responsibility for Human Resources & Organizational Development was assigned on an interim basis to the Head of Group Special Projects, Francesco Micheli;

(7)	from January 10, 2017;

(8)	from December 1, 2017, responsibility for Human Resources & Organizational Development was assigned on an interim basis to the Head of Corporate Legal Affairs, Agostino Nuzzolo;

(9)	responsibility for the Business Support Office was assigned on an interim basis to the Chief Financial Officer of the Company, Piergiorgio Peluso, until December 18, 2017, when the function was discontinued.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

DIRECTION AND COORDINATION ACTIVITY

Below is a summary of the key figures taken from the latest approved financial statements of the Company exercising Direction and Coordination.

VIVENDI S.A.

42 Avenue de Friedland—PARIS

		12/31/2016
		(millions of euros)
STATEMENT OF FINANCIAL POSITION
Other non-current assets		20,196.0
Current assets		6,878.4
Prepaid expenses		9.5

TOTAL ASSETS		27,083.9

EQUITY		18,854.8
Share capital	7,079.0
Reserves	9,804.9
Retained earnings (Accumulated losses), including profit (loss) for the year	1,970.9
Provisions		809.3
Liabilities		7,392.5
Unrealized exchange gains		27.3

TOTAL EQUITY AND LIABILITIES		27,083.9

INCOME STATEMENT
Revenues		46.0
EBIT		(110.4)
Net financial income		862.1
Profit (loss) before extraordinary items and tax		751.7
Net extraordinary income		802.1
Income tax (expense)/return		55.7
Profit (loss) for the year		1,609.5

NOTE 40—EQUITY COMPENSATION PLANS

Equity compensation plans in place at December 31, 2017 are used for retention purposes and offer long-term incentives to Group managers and personnel.

A summary is provided below of the plans in place at December 31, 2017.

DESCRIPTION OF STOCK OPTION PLANS

TIM S.p.A. 2014-2016 Stock Option Plan

The objective of the 2014–2016 Stock Option Plan, introduced following its approval by the Board of Directors of the Company on June 26, 2014, was to encourage management holding organizational positions that are crucial to the company business to focus on the medium/long-term growth in value of company shares. It was aimed at the then Chief Executive Officer, Top Management (including Key Officers) and select TIM Group managers.

The Plan involved a three year (2014–2016) vesting period with two three-year performance conditions (Cumulated Free Cash Flow 2014-2016 and Total Shareholders Return for TIM versus 11 peers), and a ceiling on issuable shares of 196,000,000. The three-year exercise period (March 24, 2017–March 24, 2020) commenced following the approval of the financial statements for 2016 by the Board of Directors on March 23, 2017.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Based on final data approved, the number of exercisable options is 20% of the total options assigned to targets:

–	the parameter relating to Cumulated Free Cash Flow (FCF) did not reach the minimum level, therefore no options linked to that parameter (50% of the total allocated to targets) will be exercisable;

–	the Total Shareholder Return of TIM was in 8th place in the ranking of the 11 peers, giving the right to the vesting of 40% of the options linked to that parameter (50% of the total allocated to targets).

The exercise price was set, by the Board of Directors meeting that initiated the plan, at 0.94 euros per option (strike price). For the allocations made in 2015 and 2016, the strike price was determined as the higher of the price established upon initial allocation and the price resulting from the application of the above criteria at the time of allocation of the options. Below is the situation at December 31, 2017:

–	133,042 shares at a unit price of 1.15 euro;

–	343,069 shares at a unit price of 1.01 euros;

–	893,617 shares at a unit price of 0.99 euro;

–	13,555,651 shares at a unit price of 0.94 euros.

Tim Participações S.A. Stock Option Plan

•	2011–2013 Plan

On August 5, 2011, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries. Exercise of the options is subject to achieving two objectives simultaneously:

–	absolute performance: increase in value of the Tim Participações S.A.’s shares;

–	relative performance: performance of the prices of Tim Participações S.A.’s shares against a benchmark index mainly composed of in the Telecommunications, Information Technology and Media industry.

Performance targets refer to the three-year period 2011-2013 and performance is recorded in July of each year.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2011

The grantees of the options were granted the right to purchase a total of 2,833,596 shares.

The exercise period expired in August 2017. As such, the plan is now closed.

Year 2012

On September 5, 2012 the grantees of the options were granted the right to purchase a total of 2,661,752 shares.

At December 31, 2017, all pending options were vested, but were not exercisable since the minimum performance condition had not been reached. A total of 255,556 options are still pending.

Year 2013

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 3,072,418 shares.

At December 31, 2017, all pending options were vested, but were not exercisable since the minimum performance condition had not been reached. A total of 844,914 options are still pending.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

•	2014-2016 Plan

On April 10, 2014, the General Meeting of Shareholders of Tim Participações S.A. approved the long-term incentive plan for managers in key positions in the company and its subsidiaries.

Exercise of the options is not subject to the achievement of specific performance targets, but the exercise price is adjusted upwards or downwards according to the performance of the Tim Participações S.A. shares in a ranking of Total Shareholder Return, in which companies in the Telecommunications, Information Technology and Media industry are compared during each year of validity of the plan. If the performance of the Tim Participações S.A. shares, in the 30 days prior to September 29 of each year, is in last place in that ranking, the participant loses the right to 25% of the options vesting at that time.

The vesting period is 3 years (a third per year), the options are valid for 6 years, and the company does not have the legal obligation to repurchase or liquidate the options in cash, or in any other form.

Year 2014

On September 29, 2014, the grantees of the options were granted the right to purchase a total of 1,687,686 shares.

At December 31, 2017, a total of 658,720 options were exercisable.

Year 2015

On October 16, 2015, the grantees of the options were granted the right to purchase a total of 3,355,229 shares.

In 2017, 760,358 options were exercised and 713,561 expired due to terminations. In the first wave, 197,132 options were exercised at a price of 8.7341 reais. The price was adjusted by 3.33% to reflect the ranking of the company against the other benchmarked companies.

In the second wave, 563,226 options were exercised at a price of 8.4625 reais, thanks to the improvement in the company’s ranking.

Year 2016

On November 8, 2016, the grantees of the options were granted the right to purchase a total of 3,922,204 shares. In December 2017, 788,374 options were exercised at a price of 7.6928 reais, reflecting a 5% adjustment thanks to the first place ranking of the company.

DESCRIPTION OF OTHER EQUITY COMPENSATION PLANS OF TIM S.p.A.

•	Special Award 2016—2019

The Plan was approved by the Board of Directors on March 30, 2016, and by the Shareholders’ Meeting of May 25, 2016, for the part to be paid in shares.

The beneficiaries of the Plan were the former Chief Executive Officer Mr. Flavio Cattaneo and other managers identified by him.

In June 2017, additional beneficiaries of the Special Award were identified for the 1.5% of the 2016 over-performance.

As of December 31, 2017, total net liability amounted to 3.1 million euro (2.4 million euro of which consisted of 2,902,561 ordinary shares of Tim S.p.A. and the remaining part in cash).

The bonus is to be paid out following the approval of the financial statements for 2019, on the condition that the beneficiary is still working for a TIM Group company at the date of approval of the consolidated financial statements for 2019, except in the cases expressly contemplated, including, for example, in the case of early retirement or in the event that the company employing the beneficiary is scoped out of the Group.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

On July 24, 2017, following the resignation of Mr. Cattaneo, an agreement was reached between the parties that provided for the payment of a gross amount of 22.9 million euros as a settlement arrangement. This amount takes particular, but not exclusive, account of the Special Award.

The resignation of Mr. Cattaneo resulted in the conclusion of the incentive plan.

For the component yet to be paid out to the beneficiaries identified in June 2017, 80% of the bonus will be paid in TIM ordinary shares (the number of shares will be calculated by dividing 80% of the bonus accrued in the year by the normal value of the shares at the vesting date) and 20% in cash.

The bonus actually paid, both for the cash and equity component, will be subject to the clawback mechanisms in force at the time.

The Board of Directors may choose to pay out all or part of the equity component of the bonus in cash, on the basis of the normal value of shares at the time of the approval of the consolidated financial statements for 2019.

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

Equity compensation plans which call for payment in equity instruments did not have significant impacts either on the income statements or the statements of financial position or of cash flows of the TIM Group at December 31, 2017.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

NOTE 41—OTHER INFORMATION

a)     Exchange rates used to convert the financial statements of foreign operations (*)

	Year-end exchange rates (statements of financial position items)			Average exchange rates for the year (income statements and statements of cash flows items)
(Local Currency against 1 euro)	12/31/2017	12/31/2016	12/31/2015	Year 2017	Year 2016	Year 2015
Europe
BGN Bulgarian Lev	1.95580	1.95580	1.95580	1.95580	1.95580	1.95580
CZK Czech Koruna	25.53500	27.02100	27.02300	26.32656	27.03443	27.28277
CHF Swiss Franc	1.17020	1.07390	1.08350	1.11171	1.09004	1.06813
TRY Turkish Lira	4.54640	3.70720	3.17650	4.12109	3.34284	3.02349
GBP Pound Sterling	0.88723	0.85618	0.73395	0.87640	0.81905	0.72612
RON Romanian Leu	4.65850	4.53900	4.52400	4.56884	4.49053	4.44555
RUB Russian Ruble	69.39200	64.30000	80.67400	65.90160	74.15831	68.03509
North America
USD U.S. Dollar	1.19930	1.05410	1.08870	1.12946	1.10666	1.10970
Latin America
VEF Venezuelan Bolivar	16.19055	14.23035	14.69745	15.18018	14.90133	13.71398
BOB Bolivian	8.28720	7.28383	7.52292	7.80453	7.64702	7.66808
PEN Peruvian Nuevo Sol	3.88540	3.54020	3.70833	3.68247	3.73505	3.53192
ARS Argentinean Peso	22.93100	16.74880	14.09720	18.73314	16.33204	10.26890
CLP Chilean Peso	737.29000	704.94500	772.71300	732.28973	748.49536	726.01073
COP Colombian Peso	3,580.19000	3,169.49000	3,456.01000	3,334.88410	3,376.68116	3,046.29559
BRL Brazilian Real	3.96728	3.43542	4.25116	3.60584	3.85935	3.69727
Other countries
ILS Israeli Shekel	4.16350	4.04770	4.24810	4.06091	4.24812	4.31323

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

b)     Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

	2017	2016	2015
	(millions of euros)
Research and development costs expensed during the year	43	44	52
Development costs capitalized	1,949	1,704	1,668

Total research and development costs (expensed and capitalized)	1,992	1,748	1,720

The increase in 2017 is mainly related to engineering activities and to the diffusion and development of new generation networks, such as LTE and NGAN in Italy and 4G and LTE in Brazil.

Moreover, in the 2017 separate consolidated income statement, amortization charges are recorded for development costs, capitalized during the year and in prior years, for an amount of 819 million euros in 2017, 731 million euros in 2016 and 660 million euros in 2015.

c)     Operating leases

In accordance with IAS 17, the Group considers operating leases to be non-cancellable when they are only cancellable upon the occurrence of some remote contingencies, with the permission of the lessor, or upon payment by the lessee of such an additional amount (penalty) that continuation of the lease is reasonably certain at the inception of the lease.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

In particular:

Revenue related

The Group has entered into agreements for line lease and hosting which cannot be canceled. At December 31, 2017 and 2016 the amount of lease installments receivables is as follows:

	At December 31, 2017	At December 31, 2016
	(millions of euros)
Within 1 year	124	118
From 2 to 5 years	238	247
Beyond 5 years	98	128

Total	460	493

Expense related

The Group has entered into agreements for lease of properties, vehicle rental and hosting which cannot be canceled. At December 31, 2017 and 2016 the amount of lease installments payables is as follows:

	At December 31, 2017	At December 31, 2016
	(millions of euros)
Within 1 year	177	175
From 2 to 5 years	298	287
Beyond 5 years	60	39

Total	535	501

The TIM Group has entered into non-cancelable operating leases on properties, vehicle rental agreements, rental agreements for IT products, equipment and devices and hosting contracts on sites owned by third parties.

The perimeter shown excludes leases classified as finance leases (mainly real estate leases and leases on equipment and industrial vehicles) and leases or lease periods considered cancelable. In this regard, for example, leasing practices in Brazil envisage clauses permitting the early termination of the lease without the application of additional charges.

NOTE 42—EVENTS SUBSEQUENT TO DECEMBER 31, 2017

JOINT VENTURE WITH CANAL+

On January 17, 2018, the Board of Directors of TIM noted that the term sheet agreed with Canal+ would expire on the following day.

Negotiations for a partnership agreement in the content sector have restarted, in line with the definition of the convergent offer of video content that is one of the key elements of the 2018–2020 TIM strategic plan.

Moreover, as provided by Consob and in line with the observations made by the Company’s Board of Statutory Auditors, the project will be subject to the procedure for significant related-party transactions, with the consequent involvement of the appropriate Committee composed of all independent Directors during negotiations.

DISPOSAL OF PERSIDERA S.p.A.

On February 23, 2018, the Board of Directors of TIM S.p.A. examined and approved by majority vote the acquisition offer on Persidera received from F2i and Rai Way, in consideration of the fact that the company is not a strategic asset for TIM.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Accordingly, the Board delegated the Chief Executive Officer Amos Genish to arrange the transaction, reserving the right to take into consideration any other binding offer that should be received.

In application, on a voluntary basis, of the procedure for transactions with related parties, the proposed transaction was submitted to the Control and Risk Committee, which approved it by majority vote.

APPROVAL OF THE PROJECT FOR THE VOLUNTARY SEPARATION OF THE FIXED ACCESS NETWORK

On March 6, 2018 TIM’s Board of Directors today granted CEO Amos Genish the power to start the formal procedure to notify AGCom of the Company’s request for a voluntary separation of its fixed access network.

The project provides for a separate legal entity (Netco) 100% controlled by TIM, owning the access network (from the exchange up to customers’ homes) and all the infrastructure (buildings, electronic equipment and IT systems) and staffed appropriately to provide wholesale services independently.

The project represents a turning point and establishes the most advanced network separation model in Europe, by creating a “one-stop-shop” access point for regulated and unregulated wholesale services for all operators including TIM, delivering a fully neutral and equivalent model.

The Netco will have the investment capabilities to maintain the highest quality network and help Italy meet the European 2025 Digital Agenda ultrabroadband goals. The initiative will contribute significantly to further develop the digitalization of the country, supporting the evolution of the current regulatory framework.

The creation of the Netco will leave the Group scope unchanged, and will occur in compliance with the Golden Power provisions.

AGCom will be notified of the project for the voluntary separation of the network according to the procedures and timing defined according to the Electronic Communications Code.

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

TIM Group

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
PARENT COMPANY

TIM S.p.A.	MILAN	EUR	11,677,002,855
	(ITALY)

Subsidiaries consolidated line-by-line

DOMESTIC BUSINESS UNIT

4G RETAIL S.r.l.	MILAN	EUR	2,402,241	100.0000		TIM S.p.A.
(sale of fixed and mobile telecommunications products and services and all analog and digital broadcasting equipment)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
ADVANCED CARING CENTER S.r.l.	ROME	EUR	600,000	100.0000		TELECONTACT CENTER S.p.A.
(telemarketing, market research and surveys activities and development)	(ITALY)

ALFABOOK S.r.l.	TURIN	EUR	100,000	100.0000		OLIVETTI S.p.A.
(on-line sale of digital texts)	(ITALY)

CD FIBER S.r.l.	ROME	EUR	50,000	100.0000		TIM S.p.A.
(design, construction, maintenance and management of network infrastructure services and high-speed electronic communication systems)	(ITALY)

FLASH FIBER S.r.l.	MILAN	EUR	30,000	80.000		TIM S.p.A.
(development, implementation, maintenance and supply of the fiber network in Italy)	(ITALY)

H.R. SERVICES S.r.l.	L’AQUILA	EUR	500,000	100.0000		TIM S.p.A.
(personnel training and services)	(ITALY)

INFRASTRUTTURE WIRELESS ITALIANE S.p.A..	MILAN	EUR	600,000,000	60.0333		TIM S.p.A.
(installation and operation of installations and infrastructure for the management and the sale of telecommunications services)	(ITALY)

MED-1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(construction and management of submarine cable Lev1)	(ISRAEL)

NOVERCA S.r.l.	ROME	EUR	10,000	100.0000		TIM S.p.A.
(development and provision of services in the TLC and multimedia sector in Italy and abroad)	(ITALY)

OLIVETTI S.p.A.	IVREA	EUR	10,000,000	100.0000		TIM S.p.A.
(production and sale of office equipment and information technology services)	(TURIN— ITALY)

PERSIDERA S.p.A.	ROME	EUR	21,428,572	70.0000		TIM S.p.A.
(purchase, sale and maintenance of systems for repair work and radio and television broadcasting)	(ITALY)

TELECOM ITALIA SAN MARINO S.p.A.	BORGO MAGGIORE	EUR	1,808,000	100.0000		TIM S.p.A.
(San Marino telecommunications management)	(REPUBLIC OF SAN MARINO)

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200,000,000	100.0000		TIM S.p.A.
(completion and management of telecommunications services for public and private use)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TELECOM ITALIA TRUST TECHNOLOGIES S.r.l.	POMEZIA	EUR	7,000,000	100.0000		TIM S.p.A.
(other operations related to non-classified IT services)	(ROME— ITALY)

TELECOM ITALIA VENTURES S.r.l.	MILAN	EUR	10,000	100.0000		TIM S.p.A.
(investment holding company)	(ITALY)

TELECONTACT CENTER S.p.A.	NAPLES	EUR	3,000,000	100.0000		TIM S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A.	BORGO MAGGIORE	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
(development and management of mobile telecommunications plants and services)	(REPUBLIC OF SAN MARINO)

TELENERGIA S.r.l.	ROME	EUR	50,000	100.0000		TIM S.p.A.
(import, export, purchase, sale and trade of electricity)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390,000	100.0000		TIM S.p.A.
(production and sale of equipment and systems for crypto telecommunications)	(ITALY)

TI SPARKLE AMERICAS Inc.	MIAMI	USD	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(USA)

TI SPARKLE ARGENTINA S.A.	BUENOS AIRES	ARS	9,998,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(ARGENTINA)

TI SPARKLE AUSTRIA GmbH	VIENNA	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)

TI SPARKLE BELGIUM S.P.R.L.—B.V.B.A	BRUSSELS	EUR	2,200,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)			0.0001		TI SPARKLE UK Ltd

TI SPARKLE BOLIVIA SRL	LA PAZ	BOB	1,747,600	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(BOLIVIA)			0.0001		TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	71,563,866	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(investment holding company)	(BRAZIL)			0.0001		TI SPARKLE AMERICAS Inc.

TI SPARKLE BRASIL TELECOMUNICACIONES Ltda	RIO DE JANEIRO	BRL	69,337,363	99.9999		TI SPARKLE BRASIL PARTICIPACOES Ltda
(managed bandwidth services)	(BRAZIL)			0.0001		TI SPARKLE AMERICAS Inc.

TI SPARKLE BULGARIA EOOD	SOFIA	BGN	100,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BULGARIA)

TI SPARKLE CHILE S.p.A.	SANTIAGO	CLP	5,852,430,960	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(CHILE)

TI SPARKLE COLOMBIA Ltda	BOGOTA’	COP	5,246,906,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(COLOMBIA)			0.0001		TI SPARKLE AMERICAS Inc.

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TI SPARKLE CZECH S.R.O.	PRAGUE	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

TI SPARKLE FRANCE S.A.S.	PARIS	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of telecommunications services for fixed network and related activities)	(FRANCE)

TI SPARKLE GERMANY GmbH	FRANKFURT	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)

TI SPARKLE GREECE S.A.	ATHENS	EUR	368,760	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GREECE)

TI SPARKLE ISRAEL Ltd	RAMAT GAN	ILS	1,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(international wholesale telecommunication services)	(ISRAEL)

TI SPARKLE MED S.p.A.	ROME	EUR	3,100,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of submarine cable systems)	(ITALY)

TI SPARKLE NORTH AMERICA. INC.	NEW YORK	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

TI SPARKLE NETHERLANDS B.V.	AMSTERDAM	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(NETHERLANDS)

TI SPARKLE PANAMA S.A.	PANAMA	USD	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)

TI SPARKLE PERU’ S.A.	LIMA	PEN	57,101,788	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(PERÙ)			0.0001		TI SPARKLE AMERICAS Inc.

TI SPARKLE PUERTO RICO LLC	SAN JUAN	USD	50,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(PUERTO RICO)

TI SPARKLE ROMANIA S.R.L.	BUCHAREST	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(ROMANIA)

TI SPARKLE RUSSIA LLC	MOSCOW	RUB	8,520,000	99.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(RUSSIA)			1.0000		TI SPARKLE UK Ltd

TI SPARKLE SINGAPORE PTE. Ltd	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0.0001		TI SPARKLE NORTH AMERICA. INC.

TI SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TI SPARKLE SPAIN TELECOMMUNICATIONS SL	MADRID	EUR	1,687,124	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership	% of voting rights	Held by
TI SPARKLE St. Croix LLC	VIRGIN ISLANDS	USD	1,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth services)	(USA)

TI SPARKLE SWITZERLAND GmbH	ZURICH	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)

TI SPARKLE TURKEY TELEKOMÜNIKASYON ANONIM SIRKETI	YENISBONA	TRY	40,600,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(ISTANBUL- TURKEY)

TI SPARKLE UK Ltd	LONDON	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(value-added and networking services)	(UK)

TI SPARKLE VENEZUELA C.A.	CARACAS	VEF	981,457	100.0000		TELECOM ITALIA SPARKLE S.p.A.
(managed bandwidth service)	(VENEZUELA)

TIMB2 S.r.l.	ROME	EUR	10,000	99.0000		PERSIDERA S.p.A.
(management of television frequency user rights)	(ITALY)			1.0000		TIM S.p.A.

TIMVISION S.r.l.	ROME	EUR	50,000	100.0000		TIM S.p.A.
(production, co-production, conception and creation of programs, films and audiovisual content, including multimedia and interactive content)	(ITALY)

TN FIBER S.r.l.	TRENTO	EUR	55,918,000	100.0000		TIM S.p.A.
(design, construction, maintenance and supply of optical network access to users in the province of Trento)	(ITALY)

BRAZIL BUSINESS UNIT

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7,169,029,859	99.9999		TELECOM ITALIA FINANCE S.A.
(investment holding company)	(BRAZIL)			0.0001		TIM S.p.A.

TIM CELULAR S.A.	SAO PAULO	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)

TIM PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	9,913,414,422	66.5819		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(investment holding company)	(BRAZIL)			0.0662		TIM PARTICIPAÇÕES S.A.

TIM S.A. (formerly INTELIG TELECOMUNICAÇÕES Ltda)	RIO DE JANEIRO	BRL	4,041,956,045	99.9999		TIM PARTICIPAÇÕES S.A.
(telecommunications services)	(BRAZIL)			0.0001		TIM CELULAR S.A.

OTHER OPERATIONS

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
(sale of office equipment and supplies)	(GERMANY)

OLIVETTI ESPANA S.A. (IN LIQUIDATION)	BARCELONA	EUR	1,229,309	100.0000		OLIVETTI S.p.A.
(sale and maintenance of office supplies, consultancy and network management)	(SPAIN)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership		% of voting rights	Held by
OLIVETTI UK Ltd	NORTHAMPTON	GBP	6,295,712	100.0000			OLIVETTI S.p.A.
(sale of office equipment and supplies)	(UK)

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2,336,000	100.0000			TIM S.p.A.
(financial company)	(LUXEMBOURG)

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	1,818,691,979	100.0000			TIM S.p.A.
(financial company)	(LUXEMBOURG)

TELECOM ITALIA LATAM PARTICIPACOES E GESTAO ADMINISTRATIVA Ltda	SAO PAULO	BRL	118,925,803	100.0000			TIM S.p.A.
(provision of telecommunications and representation services)	(BRAZIL)

TIAUDIT COMPLIANCE LATAM S.A. (IN LIQUIDATION)	RIO DE JANEIRO	BRL	1,500,000	69.9996			TIM S.p.A.
(internal auditing services)	(BRAZIL)			30.0004			TIM BRASIL SERVICOS E PARTICIPACOES S.A.

TIESSE S.c.p.A.	IVREA	EUR	103,292	61.0000			OLIVETTI S.p.A.
(installation and assistance for electronic, IT, telematics and telecommunications equipment)	(TURIN-ITALY)

TIM TANK S.r.l.	MILAN	EUR	18,100,000	100.0000			TIM S.p.A.
(fund and securities investments)	(ITALY)

Associates and joint ventures accounted for using the equity method

ALFIERE S.p.A. (*)	ROME	EUR	9,250,000	50.0000			TIM S.p.A.
(real estate management)	(ITALY)

AREE URBANE S.r.l. (IN LIQUIDATION)	MILAN	EUR	100,000	32.6200			TIM S.p.A.
(real estate management)	(ITALY)

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100,000	20.0000			TIM S.p.A.
(insurance brokerage)	(ITALY)

BALTEA S.r.l. (IN BANKRUPTCY)	IVREA	EUR	100,000	49.0000			OLIVETTI S.p.A.
(production and sale of office products and telecommunications IT services)	(TURIN— ITALY)

CLOUDESIRE.COM S.r.l.	PISA	EUR	11,671	(	**)		TELECOM ITALIA VENTURES S.r.l.
(design, implementation and marketing of a marketplace platform for the sale of a software as-a-service applications)	(ITALY)

CONSORZIO ANTENNA COLBUCCARO	ASCOLI PICENO	EUR	121,000	20.0000			PERSIDERA S.p.A.
(installation, management and maintenance ofmetal pylons complete with workstations for device recovery)	(ITALY)

CONSORZIO ANTENNA MONTECONERO	SIROLO	EUR	51,100	22.2211			PERSIDERA S.p.A.
(multimedia services)	(ANCONA-ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership		% of voting rights	Held by
CONSORZIO E O (IN LIQUIDATION)	ROME	EUR	30,987	50.0000			TIM S.p.A.
(training services)	(ITALY)

DONO PER S.C.A.R.L. (IN LIQUIDATION)	ROME	EUR	30,000	33.3333			TIM S.p.A.
(collection and distribution of funds for charitable purposes or for financing of political parties or political and social movements)	(ITALY)

ECO4CLOUD S.r.l.	RENDE	EUR	19,532	(	**)		TELECOM ITALIA VENTURES S.r.l.
(development, production and sale of innovative products or services with high technological value	(COSENZA-ITALY)

ITALTEL GROUP S.p.A.	SETTIMO MILANESE (MILAN—	EUR	825,695	34.6845		19.3733	TELECOM ITALIA FINANCE S.A.
(investment holding company)	(ITALY)

KOPJRA S.r.l.	SCHIO	EUR	16,207	22.8491			TELECOM ITALIA VENTURES S.r.l.
(development , production and sale of innovative products or services with high-tech value)	(VICENZA-ITALY)

MOVENDA S.p.A.	ROME	EUR	133,333	24.9998			TELECOM ITALIA FINANCE SA
(design, construction and diffusion of internet sites, products and computer media)	(ITALY)

NORDCOM S.p.A.	MILAN	EUR	5,000,000	42.0000			TIM S.p.A.
(application service provider)	(ITALY)

OILPROJECT S.r.l.	MILAN	EUR	13,556	(	**)		TELECOM ITALIA VENTURES S.r.l.
(research, development, marketing and patenting of all intellectual property related to technology, information technology and TLC)	(ITALY)

PEDIUS S.r.l.	ROME	EUR	159	(	**)		TELECOM ITALIA VENTURES S.r.l.
(implementation of specialized telecommunications applications, telecommunications services over telephone connections, VoIP services)	(ITALY)

TIGLIO I S.r.l.	MILAN	EUR	5,255,704	47.8019			TIM S.p.A.
(real estate management)	(ITALY)

TIGLIO II S.r.l. (IN LIQUIDATION)	MILAN	EUR	10,000	49.4700			TIM S.p.A.
(real estate management)	(ITALY)

W.A.Y. S.r.l.	TURIN	EUR	136,383	39.9999			OLIVETTI S.p.A.
(development and sale of geolocation products and systems for security and logistics)	(ITALY)

Consolidated Financial Statements	Notes To Consolidated Financial Statements

Name	Head Office	Currency	Share Capital	% ownership		% of voting rights	Held by
WIMAN S.r.l.	MATTINATA	EUR	21,568	(	**)		TELECOM ITALIA VENTURES S.r.l.
(development, management and implementation of platforms for social-based Wi-Fi authentications)	(FOGGIA-ITALY)

Other significant investments

CONSORZIO ANTENNA TOLENTINO	RECANATI	EUR	86,000	16.6666			PERSIDERA S.p.A.
(installation, management and maintenance of pylons complete with workstation for device recovery)	(MACERATA-ITALY)

CONSORZIO EMITTENTI RADIOTELEVISIVE	BOLOGNA	EUR	119,309	18.6600			PERSIDERA S.p.A.
(broadcasting activities)	(ITALY)

CONSORZIO HEALTH INNOVATION HUB (IN LIQUIDATION)	TRENTO	EUR	48,000	12.5000			TIM S.p.A.
(development of the market for systems and services for the sector social and health)	(ITALY)

DAHLIA TV S.p.A. (IN LIQUIDATION)	ROME	EUR	11,318,833	10.0800			TIM S.p.A.
(pay-per-view services)	(ITALY)

FIN.PRIV. S.r.l.	MILAN	EUR	20,000	14.2900			TIM S.p.A.
(financial company)	(ITALY)

IGOON. S.r.l.	NAPLES	EUR	16,498	14.2805			TELECOM ITALIA VENTURES S.r.l
(development of mobile platforms and applications able to provide user with innovative solutions for organizing and sharing all their digital content)	(ITALY)

INNAAS S.r.l.	ROME	EUR	108,700	13.0046			TELECOM ITALIA VENTURES S.r.l.
(design, development and sale of high-tech software and hardware)	(ITALY)

ITALBIZ.COM Inc.	DELAWARE	USD	4,721	19.5000			TIM S.p.A.
(internet services)	(USA)

MIX S.r.l.	MILAN	EUR	99,000	10.8500			TIM S.p.A.
(internet service provider)	(ITALY)

TXN Società a Responsabilità Limitata Semplificata	ARIANO IRPINO	EUR	333	14.4991			TELECOM ITALIA VENTURES S.r.l.
(software development)	(AVELLINO-ITALY)

(*)	Joint Venture.

(**)	Associates over which TIM S.p.A., directly and indirectly, exercise significant influence pursuant to IAS 28 (Investments in Associates and Joint Ventures).