Form 20-F/A
period 2017-12-31
TIM S.p.A.
filed 2018-04-23
CIK 948642

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

TIM S.p.A.

Corso d’Italia, 41, 00198 Rome, Italy

+39.06.36.88.1

piergiorgio.peluso@telecomitalia.it

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Ordinary Shares (the “Ordinary Share ADSs”)	The New York Stock Exchange
Ordinary Shares (the “Ordinary Shares”)	The New York Stock Exchange*
American Depositary Shares, each representing 10 Savings Shares (the “Savings Share ADSs”)	The New York Stock Exchange
Savings Shares (the “Savings Shares”)	The New York Stock Exchange*
Guarantee of Guaranteed Senior Notes due 2018 of Telecom Italia Capital S.A.	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2019 of Telecom Italia Capital S.A.	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2033 of Telecom Italia Capital S.A.	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2034 of Telecom Italia Capital S.A.	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2036 of Telecom Italia Capital S.A.	The New York Stock Exchange**
Guarantee of Guaranteed Senior Notes due 2038 of Telecom Italia Capital S.A.	The New York Stock Exchange**

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

Large accelerated filer  ☒             Accelerated filer  ☐            Non-accelerated filer  ☐            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  ☐                International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒            Other  ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statements item the registrant has elected to follow    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*

Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares or Savings Shares, as the case may be, pursuant to the requirements of the Securities and Exchange Commission.

**	Not for trading, but only in connection with the registration of the corresponding Guaranteed Senior Notes of Telecom Italia Capital S.A. (a wholly-owned subsidiary of TIM S.p.A.).
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Explanatory Note

Amendment No. 1 to the Annual Report on Form 20-F of TIM S.p.A (“TIM”) amends TIM’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on April 16, 2018. TIM is filing this Amendment No. 1 solely to furnish the Interactive Data File as Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the Original 20-F. Exhibit 101 includes information in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and TIM has not updated disclosures included therein to reflect any events that occurred subsequent to April 16, 2018.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

ITEM 19. EXHIBITS

The following is a list of exhibits filed as part of this Amendment No. 1 to TIM’s Annual Report on Form 20-F:

101.INS* XBRL Instance Document

101.SCH* XBRL Taxonomy Extension Schema Document

101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF* XBRL Taxonomy Extension Definition Linkbase Document

101.LAB* XBRL Taxonomy Extension Label Linkbase Document

101.PRE* XBRL Taxonomy Extension Presentation Linkbase Document

* In accordance with Rule 406T(b)(2) of Regulation S-T, this eXtensible Business Reporting Language (XBRL) information is furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under those sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

TIM S.p.A

By:	/s/ Amos Genish
Name:	Amos Genish
Title:	Chief Executive Officer

Dated April 23, 2018